Form 10-K, Exhibit 13
period 1993-12-31
INTERNATIONAL BUSINESS MACHINES CORP
filed 1994-03-28
CIK 51143

FINANCIAL REPORT

18   Report of Management

19   Report of Independent Accountants

20   Management Discussion

32   Consolidated Financial Statements
     Operations
     Financial Position
     Cash Flows
     Stockholders' Equity

36   Notes to Consolidated Financial Statements
     A   Significant Accounting Policies
     B   Accounting Changes
     C   Marketable Securities
     D   Inventories
     E   Plant, Rental Machines and Other Property
     F   Investments and Sundry Assets
     G   Short-Term Debt
     H   Long-Term Debt
     I   Preferred Stock
     J   Taxes
     K   Research, Development and Engineering
     L   Restructuring Actions
     M   Interest on Debt
     N   Other Liabilities
     O   Environmental
     P   Customer Financing
     Q   Rental Expense and Lease Commitments
     R   Long-Term Performance Plan
     S   Stock Purchase Plan
     T   Retirement Plans
     U   Nonpension Postretirement Benefits
     V   Lines of Credit
     W   Sales and Securitization of Receivables
     X   Financial Instruments
     Y   Segment Information
     Z   Geographic Areas

63   Five-Year Comparison of Selected Financial Data

63   Selected Quarterly Data

Financial Highlights
International Business Machines Corporations and Subsidiary Companies

- --------------------------------------------------------------------------------
(Dollars in millions except per share amounts)           1993           1992

For the Year:
Revenue                                              $    62,716    $    64,523
Loss before income taxes                             $    (8,797)   $    (9,026)
Income taxes                                         $      (810)   $    (2,161)
Net loss before changes in accounting principles     $    (7,987)   $    (6,865)
     Per share of common stock                       $    (14.02)   $    (12.03)
Effect of changes in accounting principles *         $      (114)   $     1,900
     Per share of common stock                       $      (.20)   $      3.33
Net loss                                             $    (8,101)   $    (4,965)
     Per share of common stock                       $    (14.22)   $     (8.70)
Cash dividends paid on common stock                  $       905    $     2,765
     Per share of common stock                       $      1.58    $      4.84
Investment in plant, rental machines and other
  property                                           $     3,232    $     4,698
Average number of common shares outstanding (in
  millions)                                                  573            571

At End of Year:
Total assets                                         $    81,113    $    86,705
Net investment in plant, rental machines and other
  property                                           $    17,521    $    21,595
Working capital                                      $     6,052    $     2,955
Total debt                                           $    27,342    $    29,320
Stockholders' equity                                 $    19,738    $    27,624
Number of regular, full-time employees                   256,207        301,542
Number of stockholders                                   741,047        764,630

*1993, cumulative effect of Statement of Financial Accounting Standards (SFAS)
 112, "Employers' Accounting for Postemployment Benefits"; and 1992, cumulative effect of SFAS 109, "Accounting for Income Taxes."

IBM develops, manufactures and sells advanced information processing products, including computers and microelectronic technology, software, networking systems and information technology-related services. We offer value worldwide--through our United States, Canada, Europe/Middle East/Africa, Latin America and Asia Pacific business units--by providing comprehensive and competitive product choices.

International Business Machines Corporation and Subsidiary Companies        18


Responsibility for the integrity and objectivity of the financial information presented in this Annual Report rests with IBM management. The accompanying financial statements have been prepared in conformity with generally accepted accounting principles, applying certain estimates and judgments as required.

IBM maintains an effective internal control structure. It consists, in part, of organizational arrangements with clearly defined lines of responsibility and delegation of authority, and comprehensive systems and control procedures. We believe this structure provides reasonable assurance that transactions are executed in accordance with management authorization, and that they are appropriately recorded, in order to permit preparation of financial statements in conformity with generally accepted accounting principles and to adequately safeguard, verify, and maintain accountability of assets. An important element of the control environment is an ongoing internal audit program.

To assure the effective administration of internal control, we carefully select and train our employees, develop and disseminate written policies and procedures, provide appropriate communication channels, and foster an environment conducive to the effective functioning of controls. We believe that it is essential for the company to conduct its business affairs in accordance with the highest ethical standards, as set forth in the IBM Business Conduct Guidelines. These guidelines, translated into numerous languages, are distributed to employees throughout the world, and reemphasized through internal programs to assure that they are understood and followed.

Price Waterhouse, independent accountants, are retained to examine IBM's financial statements. Their accompanying report is based on an examination conducted in accordance with generally accepted auditing standards, including a review of the internal control structure and tests of accounting procedures and records.

The Audit Committee of the Board of Directors is composed solely of outside directors, and is responsible for recommending to the Board the independent accounting firm to be retained for the coming year, subject to stockholder approval. The Audit Committee meets periodically and privately with the independent accountants, with our internal auditors, as well as with IBM management, to review accounting, auditing, internal control structure, and financial reporting matters.

/s/ Louis V. Gerstner, Jr.                      /s/ Jerome B. York

Louis V. Gerstner, Jr.                          Jerome B. York
Chairman of the Board                           Senior Vice President
and Chief Executive Officer                     and Chief Financial Officer

International Business Machines Corporation and Subsidiary Companies         19


To the Stockholders and Board of Directors of International Business Machines
Corporation:

In our opinion, the accompanying consolidated financial statements, appearing on pages 32 through 62, present fairly, in all material respects, the financial position of International Business Machines Corporation and its subsidiaries at December 31, 1993 and 1992, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1993, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits on these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

As discussed in the note on accounting changes on pages 37 and 38, the company changed its methods of accounting for postemployment benefits in 1993, income taxes in 1992 and nonpension postretirement benefits in 1991. We concur with these changes.

/s/ Price Waterhouse

Price Waterhouse
1177 Avenue of the Americas
New York, NY 10036
February 16, 1994

International Business Machines Corporation and Subsidiary Companies        20


The following table sets forth selected income and expense items:

Percentage of Total Revenue   Percentage Changes*
- --------------------------------------------------------------------------------
 1991    1992    1993    Income and Expense Items              1993-92   1992-91

                         Revenue:
 57.3%   52.3%   48.8%   Hardware sales                         (9.4)%    (9.0)%
 16.2    17.2    17.5    Software                               (1.4)      5.8
  8.6    11.4    15.5    Services                               32.1      31.7
 11.4    11.8    11.6    Maintenance                            (4.4)      3.0
  6.5     7.3     6.6    Rentals and financing                 (10.9)     11.9
- --------------------------------------------------------------------------------
100.0   100.0   100.0    Total revenue                          (2.8)     (0.4)
 49.5    54.4    61.5    Total cost                             10.0       9.3
- --------------------------------------------------------------------------------
 50.5    45.6    38.5    Gross profit                          (18.0)     (9.9)
- --------------------------------------------------------------------------------
                         Expenses:
 33.0    30.3    29.2    Selling, general and administrative    (6.4)     (8.7)
                         Research, development
 10.3    10.1     8.9         and engineering                  (14.8)     (1.8)
  5.8    18.0    14.3    Restructuring charges                   --        --
- --------------------------------------------------------------------------------
 49.1    58.4    52.4    Total operating expenses                --        --
- --------------------------------------------------------------------------------
  0.9     0.9     1.8    Other Income, principally interest     94.2      (4.8)
  2.2     2.1     2.0    Interest expense                       (6.4)     (4.4)
- --------------------------------------------------------------------------------
                         Net Earnings:
                         Before restructuring charges and
  3.5     2.2     0.0         accounting changes                 --        --
 (4.4)   (7.7)  (12.9)   Net loss                                --        --
- --------------------------------------------------------------------------------
* Percentage changes displayed as (--) are not meaningful.

Overview

IBM has continued to aggressively restructure its worldwide business operations to improve its competitive position within a rapidly changing market for information technology products and services. Industry demand has slowed in recent years, and the industry continues to suffer from excess capacity and sluggish economic growth, particularly in Europe and Japan. The company's recent business results reflect these realities, as well as an ongoing revenue shift to offerings with lower gross profit margins, such as services and personal computers.

During 1993, a number of actions were announced to "right-size" the company. These actions, including reductions in the company's worldwide work force, office space, capacity and related expenses, are intended to bring the company's cost and expense structure in line with industry levels. They were based on the company's assumptions of future industry demand and revenue growth. If these assumptions prove correct, the company believes it will be able to absorb, without resorting to additional special charges, the costs associated with any future productivity improvements. If the company's current view of future industry revenue and demand proves incorrect, the company will have to take further actions. The company's management strategy also shifted in 1993 from the establishment of increasingly autonomous business units--an emerging federation of companies--to remaining an integrated provider of information technology.

Management Discussion
International Business Machines Corporation and Subsidiary Companies        21


Overall, the company's hardware offerings remain under price and gross profit margin pressure. Mainframe processor revenue and margins declined significantly in the last year, and this trend may continue. Revenue and volume trends were positive for personal computers and RISC System/6000* over the last year. However, personal computers compete in a relatively low margin, price-competitive environment, and the company expects this trend to continue. Other hardware areas are also expected to remain under competitive pressure consistent with recent experience. The company's services offerings, while growing rapidly, are at lower margins than the company's traditional hardware offerings. Due to the changing mix of revenue and gross profit margins, it is uncertain when pressure on the company's cost structure will be diminished.

Results of Operations
- --------------------------------------------------------------------------------
(Dollars in millions)                              1993       1992       1991
Revenue                                          $ 62,716   $ 64,523   $ 64,766
Cost                                               38,568     35,069     32,073
- --------------------------------------------------------------------------------
Gross profit                                     $ 24,148   $ 29,454   $ 32,693
Gross profit margin                                  38.5%      45.6%      50.5%
- --------------------------------------------------------------------------------
Income before restructuring charges              $    308   $  3,406   $  4,673
Operating (loss) income after restructuring
     charges                                       (8,637)    (8,239)       939
- --------------------------------------------------------------------------------
Net earnings before restructuring charges
     and accounting changes                             9      1,417      2,277
Net loss after restructuring charges and
     accounting changes                          $ (8,101)  $ (4,965)  $ (2,861)
- --------------------------------------------------------------------------------

Revenue in the United States was $25.7 billion, an increase of 4.3 percent above 1992, following a .8 percent increase in 1992 over 1991. Non-U.S. operations generated revenue of $37.0 billion, a 7.2 percent decrease from 1992, following a decline of 1.1 percent in 1992 from 1991.

Gross profit margins, driven by hardware pricing pressures and the company's shift to services revenue, have declined each year from 1991 to 1993. Although the gross profit margin declined 7.1 points in 1993 from 1992, the last five quarters' aggregate gross profit margin has been relatively stable at approximately 38 percent.

The company generated $148 million of earnings before taxes and restructuring charges in 1993. After preferred stock dividends, the company had a loss, before restructuring charges and accounting changes, of $.07 per common share. Prior to restructuring charges and the cumulative effect of $114 million ($.20 decrease in earnings per common share) as a result of the company's adoption of Statement of Financial Accounting Standards (SFAS) 112, "Employers' Accounting for Postemployment Benefits," after-tax results were essentially break-even. Including restructuring but prior to the effect of accounting changes, the company had a net, after-tax loss of $8.0 billion ($14.02 per common share) compared with a net, after-tax loss of $6.9 billion in 1992 ($12.03 per common share) and a net, after-tax loss of $.6 billion in 1991 ($1.05 per common share). After restructuring and accounting changes, the company reported, for 1993, 1992, and 1991 respectively, losses of $8.1 billion ($14.22 per common share), $5.0 billion ($8.70 per common share), and $2.9 billion ($5.01 per common share).

Management Discussion
International Business Machines Corporation and Subsidiary Companies        22


Revenue and Gross Profit

The company continued to experience a change in the makeup of its revenue as more of its revenue, 51.2 percent, came from non-hardware sales sources versus
47.7 percent in 1992 and 42.7 percent in 1991. Further, within hardware sales, the mix of revenue from personal systems, which carry a lower margin, increased to 31.7 percent in 1993, versus 23.3 percent in 1992 and 22.9 percent in 1991. This changing mix, as well as continuing price pressures, have driven margins down over the last three years.

Hardware sales
- --------------------------------------------------------------------------------
(Dollars in millions)                     1993           1992           1991
Total revenue                         $    30,591    $    33,755    $    37,093
Total cost                                 20,696         19,698         18,571
- --------------------------------------------------------------------------------
Gross profit                          $     9,895    $    14,057    $    18,522
- --------------------------------------------------------------------------------
Gross profit margin                          32.3%          41.6%          49.9%
- --------------------------------------------------------------------------------

Worldwide revenue from hardware sales decreased 9.4 percent from 1992, following a decrease of 9.0 percent in 1992 from 1991. Hardware sales revenue from U.S. operations declined 1.4 percent in 1993, compared to a 5.1 percent decline in 1992 from 1991. Hardware sales revenue from non-U.S. operations reflect a decrease of 14.2 percent in 1993, following an 11.2 percent decline in 1992 from 1991.

Worldwide gross profit dollars from hardware sales decreased 29.6 percent from 1992, following a decrease of 24.1 percent in 1992 from 1991. Hardware sales gross profit dollars from U.S. operations decreased 28.8 percent in 1993, compared to a 20.7 percent decline in 1992 from 1991. Hardware sales gross profit dollars from non-U.S. operations reflect a decrease of 30.0 percent in 1993, following a 25.9 percent decline in 1992 from 1991. Total cost of hardware sales was higher, primarily due to increased volumes associated with personal systems products.

Revenue from processors decreased 27.6 percent in 1993 compared with 1992 and
6.9 percent in 1992 from 1991. These decreases were primarily due to declines in System/390 processor revenue, resulting from price pressures. Application System/400 product revenue declined slightly over the past two years, primarily in Europe, due to lower volumes.

Personal systems revenue increased 23.3 percent in 1993 compared with 1992, following a decrease of 7.3 percent in 1992 from 1991. The increase resulted from strong demand for the company's personal computers, offset by price actions. In addition, RISC System/6000 revenue increased, but at a lower rate than in the previous year, reflecting lower growth in demand, particularly in Europe. The decline in 1992 from 1991 reflected the severe price competition experienced by personal computers, partially offset by strong growth in RISC System/6000. On a volume basis, 1993 personal computer shipments were approximately 4.3 million units, a growth of more than 1.0 million units over 1992, and a growth of more than 1.4 million units over 1991.

Storage products revenue decreased 18.2 percent in 1993, following a decrease of 12.9 percent in 1992 from 1991. These declines were a result of continuing price competition across most storage products.

Other hardware sales revenue increased 68.1 percent in 1993 over the previous year, following an increase of 10.3 percent in 1992 from 1991. These increases were primarily a result of higher original equipment manufacturer (OEM) revenue.

Management Discussion
International Business Machines Corporation and Subsidiary Companies        23


Information on industry segments and classes of similar products or services is included on pages 59 and 60. The product revenue trends demonstrated in this discussion and in that disclosure are indicative, in all material respects, of hardware sales activity.

Hardware sales gross profit margin decreases reflect the continuing price competition for high-end products and personal computers; in addition, personal computer revenues, which carry a lower gross profit margin, were a proportionally larger part of hardware sales.

Software
- --------------------------------------------------------------------------------
(Dollars in millions)                    1993           1992           1991
Total revenue                        $    10,953    $    11,103    $    10,498
Total cost                                 4,310          3,924          3,865
- --------------------------------------------------------------------------------
Gross profit                         $     6,643    $     7,179    $     6,633
Gross profit margin                         60.7%          64.7%          63.2%
- --------------------------------------------------------------------------------

Software revenue declined 1.4 percent in 1993 from 1992, following an increase of 5.8 percent in 1992 over 1991. The decline was primarily a result of lower one-time-charge revenue which followed decreased AS/400 computer placements.

Software gross profit dollars decreased 7.5 percent in 1993 from 1992, following an increase of 8.2 percent in 1992 over 1991. The decrease in gross profit margin in 1993 from 1992 was partially a result of lower one-time-charge revenue as denoted above and a higher level of program product write-downs that were recorded as a result of the continuing review of the company's portfolio of software offerings. Increased amortization of program product costs resulting from new offerings and shortened amortization periods instituted by the company in 1992 also contributed to the decline in gross profit margin.

Services
- --------------------------------------------------------------------------------
(Dollars in millions)                     1993           1992           1991
Services                               $    7,648     $    5,530     $    4,144
Federal Systems Company                     2,063          1,822          1,438
- --------------------------------------------------------------------------------
Services revenue excluding maintenance $    9,711     $    7,352     $    5,582
Cost                                        8,279          6,051          4,531
- --------------------------------------------------------------------------------
Gross profit                           $    1,432     $    1,301     $    1,051
Gross profit margin                          14.7%          17.7%          18.8%
- --------------------------------------------------------------------------------
Maintenance revenue                    $    7,295     $    7,635     $    7,414
Cost                                        3,545          3,430          3,379
- --------------------------------------------------------------------------------
Gross profit                           $    3,750     $    4,205     $    4,035
Gross profit margin                          51.4%          55.1%          54.4%
- --------------------------------------------------------------------------------
Total services revenue                 $   17,006     $   14,987     $   12,996
Cost                                       11,824          9,481          7,910
- --------------------------------------------------------------------------------
Gross profit                           $    5,182     $    5,506     $    5,086
Gross profit margin                          30.5%          36.7%          39.1%
- --------------------------------------------------------------------------------

Services revenue, excluding maintenance, continued to show overall strong growth, increasing 32.1 percent in 1993 over 1992, following an increase of
31.7 percent in 1992 over 1991.

Management Discussion
International Business Machines Corporation and Subsidiary Companies        24


Services gross profit dollars, excluding maintenance, increased 10.1 percent but the margin decreased 3.0 points from 1992. As a result of ongoing reviews of contract profitability, it was determined that cost adjustments in the current period were required on certain older contracts that were not expected to be profitable. This was the primary cause of the margin decline. Without the Federal Systems Company, which is expected to be sold during the first quarter of 1994, the services gross profit margins, excluding maintenance, were 16.5 percent, 21.3 percent, and 22.7 percent, in 1993, 1992, and 1991, respectively.

Maintenance revenue decreased 4.4 percent from 1992, after increasing 3.0 percent in 1992 over 1991. The 1993 decline is primarily due to competitive pressures and lower hardware placements. Maintenance gross profit dollars decreased 10.8 percent year-over-year, following an increase of 4.2 percent in 1992 from 1991. The decreases in gross profit dollars and margin percent reflect the increasingly competitive nature of the business. This trend is expected to continue.

Rentals and financing
- --------------------------------------------------------------------------------
(Dollars in millions)                     1993           1992           1991
Total revenue                          $    4,166     $    4,678     $    4,179
Total costs                                 1,738          1,966          1,727
- --------------------------------------------------------------------------------
Gross profit                           $    2,428     $    2,712     $    2,452
Gross profit margin                          58.3%          58.0%          58.7%
- --------------------------------------------------------------------------------

Rentals and financing revenue decreased 10.9 percent from 1992, following an increase of 11.9 percent in 1992 over 1991. Rentals and financing gross profit dollars decreased 10.5 percent, following a 10.6 percent increase in 1992 over 1991. The decline in revenue and gross profit dollars in 1993 is a result of a decline in high-end hardware placements in 1993 as compared with 1992.

Operating Expenses
- --------------------------------------------------------------------------------
(Dollars in millions)                       1993          1992          1991
Selling, general and administrative     $   18,282    $   19,526    $   21,375
Percentage of revenue                         29.2%         30.3%         33.0%
- --------------------------------------------------------------------------------
Research, development and engineering   $    5,558    $    6,522    $    6,644
Percentage of revenue                          8.9%         10.1%         10.3%
- --------------------------------------------------------------------------------

Selling, general and administrative (SG&A) expense decreased 6.4 percent from 1992, which follows a decrease of 8.7 percent in 1992 from 1991. These decreases reflect the results of the company's focus on productivity, restructuring programs, and expense controls. Work force related SG&A decreased
11.7 percent from 1992, which followed a decrease of 7.3 percent from 1991.
The other charges component of SG&A increased primarily as a result of exchange losses from currency revaluations of cash in countries with highly inflationary environments. These exchange losses are largely offset by higher interest income as a result of higher interest rates in those countries. Research, development and engineering expense decreased 14.8 percent in 1993, following a decrease of 1.8 percent in 1992 from 1991. The reduction in research, development and engineering expense reflects the company's reprioritization of development efforts to growth areas as well as a focus on productivity, restructuring programs, and expense controls.

Management Discussion
International Business Machines Corporation and Subsidiary Companies        25


Restructuring Charges

Restructuring charges were $8.9 billion in 1993, $11.6 billion in 1992, and $3.7 billion in 1991. These charges include expenses associated with work force reductions, facility consolidations, capacity reductions, and other related actions to streamline the company. These charges are discussed further on pages 45 and 46.

Other Income

Other income, principally interest, was $1.1 billion in 1993, almost double that of 1992. This increase reflects higher levels of available cash and higher interest rates in countries whose economic environment is highly inflationary. Although Other income increased, exchange losses from currency revaluations of cash largely offset this increase. Exchange losses are reflected in SG&A expense.

Provision For Income Taxes

The provision for income taxes resulted in a benefit of $810 million in 1993, a benefit of $2,161 million in 1992, and a charge of $716 million in 1991. The effective tax rates of (9) percent in 1993, (24) percent in 1992, and 607 percent in 1991 were principally due to limited tax benefits on restructuring charges, along with a high effective tax rate on earnings in certain non-U.S. operations. Excluding the effects of restructuring charges, the effective tax rates were 94 percent in 1993, 46 percent in 1992, and 41 percent in 1991. The high effective tax rate in 1993 resulted from earnings in non-U.S. operations of $1.3 billion at an average tax rate of 50.2 percent, offset by a loss before taxes in the U.S. of $1.1 billion at a tax rate of 44.5 percent.

The company accounts for income taxes under SFAS 109, "Accounting for Income Taxes," which provides for recognition of deferred tax assets if realization of such assets is more likely than not. In assessing the likelihood of realization, management considered estimates of future taxable income. The total amount of U.S. federal taxable income needed to realize U.S. federal deferred tax assets, net of valuation allowances, is approximately $15.0 billion. In estimating the amount of U.S. taxable income that may be available to the company to utilize as many deferred tax assets as possible, the last three years' taxable income was considered. This was approximately $(3.0) billion (estimated loss) for 1993, $4.4 billion for 1992, and $6.4 billion for 1991. The company also considered the impact on past and future taxable income of restructuring actions already announced. If, in the future, it should become advantageous, the company can again capitalize and amortize research and development expenditures for tax purposes, which would increase current taxable income.

Changes in Accounting Principles

In the fourth quarter of 1993, the company implemented SFAS 112, "Employers' Accounting for Postemployment Benefits," effective January 1, 1993. The cumulative effect of adopting this statement, which is discussed further on page 37, resulted in a one-time charge of $114 million (net of approximately $61 million of income tax benefits). Most of this charge was included in U.S. operations.

Effective January 1, 1992, the company implemented SFAS 109. The cumulative effect of adopting this statement resulted in a one-time benefit to net earnings of $1,900 million for recognition of previously unrecognized tax benefits.

In the first quarter of 1991, the company implemented SFAS 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions." The transition effect of adopting this statement resulted in a one-time charge of $2,263 million to net earnings (net of approximately $350 million of income tax benefits).

Management Discussion
International Business Machines Corporation and Subsidiary Companies        26


Fourth Quarter

For the quarter ended December 31, 1993, the company announced earnings of $382 million ($.62 per common share) compared with a net loss of $45 million ($.08 per common share) before restructuring charges in the fourth quarter of 1992. After restructuring charges in the fourth quarter of 1992, the company had posted a loss of $5.5 billion ($9.57 per common share). Revenue for the fourth quarter of 1993 totaled $19.4 billion, down one percent compared with the same period of 1992.

U.S. revenue grew by 9.0 percent in the fourth quarter compared with the same period of 1992, continuing a quarterly improvement trend. Revenue from Europe and Asia, after currency adjustments, declined in the fourth quarter by 1.0 percent and 4.0 percent, respectively, compared with 1992's fourth quarter.
The company's hardware sales revenue was $10.4 billion in the fourth quarter, a decline of 5.4 percent compared with the same period of 1992. Services revenue was $3.2 billion in fourth quarter 1993, up 31.9 percent from 1992. Software revenue declined by 3.8 percent, largely due to a decline in one-time-charge software, principally AS/400 software. Maintenance, rentals and financing revenue also decreased year-over-year.

Within specific hardware product areas, personal computer revenue rose strongly in the quarter, compared with 1992's fourth quarter, and RISC System/6000 revenue increased. AS/400 revenue fell primarily due to sluggish European demand. Mainframe and high-end disk drive revenue also declined.

The company's overall gross margin was down about one point in the fourth quarter compared to the same period of 1992. Hardware sales margins improved in the fourth quarter, and software, maintenance and services margins declined. Total expenses, including net interest expense and excluding restructuring charges, declined 9.0 percent in the fourth quarter compared with the same period of 1992.

Financial Condition

The Consolidated Statement of Financial Position was significantly impacted by actions taken by the company during 1993, including work force and capacity reductions, and issuance of new debt and equity instruments.

Working Capital
- --------------------------------------------------------------------------------
(Dollars in millions)                                    1993           1992

Current assets                                      $    39,202    $    39,692
Current liabilities                                      33,150         36,737
- --------------------------------------------------------------------------------
     Working capital                                $     6,052    $     2,955
     Current ratio                                       1.18:1         1.08:1
- --------------------------------------------------------------------------------

Current assets decreased $.5 billion because of declines in receivables of $2.2 billion and inventories of $.8 billion, offset by increases in cash, cash equivalents and marketable securities of $1.5 billion and prepaid expenses and other current assets of $1.0 billion. The decline in accounts receivable is primarily attributable to the company's securitization of assets and lower year-to-year volumes in financing activities. The increase in prepaid expenses and other current assets is due to an increase in deferred tax assets ($2.8 billion from $2.5 billion), and the net assets of the Federal Systems Company ($.7 billion), which have been reclassified to current assets being held for sale.

Management Discussion
International Business Machines Corporation and Subsidiary Companies        27


Current liabilities decreased $3.6 billion because of a reduction of $4.4 billion in short-term debt, reflecting the company's ongoing efforts to reduce its overall outstanding debt obligations, offset by a net increase of $.8 billion in other current liabilities (increases in taxes, accounts payable, deferred income, and other accrued expenses and liabilities and a decrease in accrued compensation and benefits).

Investments

The company's capital expenditures for plant and other property were approximately $2.5 billion for the year ended December 31, 1993, a decrease of approximately $2.1 billion from 1992. The net book value of plant, rental machines and other property decreased $4.1 billion from year-end 1992, primarily due to capacity reduction reserves recorded in the second quarter, and depreciation exceeding current levels of capital additions.

In addition to software development expense included in research, development and engineering expense, the company capitalized $1.5 billion of software costs during 1993, versus the $1.8 billion capitalized in 1992. Ongoing amortization of capitalized software costs for the same period amounted to $2.0 billion, an increase of $.5 billion compared to 1992. In 1992, the company incurred an additional $.7 billion in accelerated amortization of capitalized software costs, which were charged to restructuring in the third quarter.

Debt and Equity
- --------------------------------------------------------------------------------
(Dollars in millions)                                   1993           1992
Short-term debt                                     $    12,097    $    16,467
Long-term debt                                           15,245         12,853
- --------------------------------------------------------------------------------
     Total Debt                                     $    27,342    $    29,320
Stockholders' equity                                $    19,738    $    27,624
Long-term debt/Equity                                      77.2%          46.5%
- --------------------------------------------------------------------------------

In June 1993, the company issued $1,250 million of 6 3/8 percent notes due June 15, 2000, and $550 million of 7 1/2 percent debentures due June 15, 2013. The net proceeds from the issuance of these debt instruments were used for general corporate purposes, including restructuring actions.

Other non-current liabilities increased $3.5 billion from December 31, 1992, due primarily to restructuring actions announced in the second quarter of 1993, and increases in nonpension postretirement benefits.

The company accrued for environmental matters, including estimated costs of cleanup of Superfund and other waste sites. Estimated environmental costs are not expected to materially affect the company's financial position or results of operations in future periods. Further discussion of these accruals appears on pages 46 and 47.

Stockholders' equity decreased from $27.6 billion at December 31, 1992, to $19.7 billion at December 31, 1993, resulting from the 1993 net loss principally reflecting the restructuring charge, partially offset by an increase of $1.1 billion from the issuance in June 1993 of depositary shares representing ownership of Series A 7 1/2 percent preferred stock. Net proceeds from the preferred stock issuance were used for general corporate purposes, including restructuring actions.

Management Discussion
International Business Machines Corporation and Subsidiary Companies        28


Currency Rate Fluctuations

The majority of worldwide currencies weakened versus the U.S. dollar in 1993 with the major exception being the Japanese yen. Approximately 85 percent of the company's non-U.S. business is conducted in local currency environments. Assets and liabilities denominated in local currencies translate into fewer U.S. dollars as those local currencies weaken. Changes in net worth arising from these currency fluctuations are accumulated in the equity translation adjustments component of Stockholders' Equity. As of December 31, 1993, the cumulative translation adjustment was $1.7 billion, which includes a decline in this component of $.3 billion in 1993.

In the high inflation environments of Latin America, translation adjustments are reflected in period income, as required by SFAS 52, "Foreign Currency Translation." Wherever possible, the company minimizes currency risk in these countries by linking prices and contracts to dollars and by financing operations locally.

The company is, to a great degree, protected from currency risk in its business operations by manufacturing and developing a significant portion of its product line in non-U.S. countries, so that costs reflect local economic conditions. Also, financial hedging instruments are used to minimize currency risks related to the repatriation of dividends and royalties from non-U.S. subsidiaries. Currency rate variations did not have a material effect on the company's operating results in 1993, 1992, or 1991.

Liquidity

Management expects that the funds required to continue the level of investments necessary to ensure the company's competitiveness, as well as funds used to pay for restructuring actions and dividends, will be generated primarily from operations.

The company continued to take actions during 1993 to further enhance its liquidity. The company's Board of Directors approved management's plan to issue, instead of purchase on the open market, stock to be sold to employees under the IBM Employees Stock Purchase Plan. During 1993, approximately 3.3 million shares of IBM common stock were issued for this purpose. The company's Board of Directors also authorized up to 15 million shares of IBM common stock for contribution to the IBM U.S. Retirement Plan Trust Fund (the "Fund") through 1994. On September 9, 1993, the company registered up to 6.5 million shares of IBM common stock with the Securities and Exchange Commission for contribution to the fund. The company contributed approximately 5.8 million of those shares to the fund. Approximately 9.2 million shares of IBM common stock remain available for contribution to the fund through 1994.

During 1993, as part of the company's worldwide program of securitizing assets and improving its liquidity, the company received net cash proceeds from the sale and securitization of trade and financing receivables to investors of approximately $2.5 billion. Sales and securitization of trade receivables accelerate the collections of such receivables, which typically range between 30-60 days. Sales of financing receivables accelerates collection by up to five years.

In December 1993, the company entered into a $10.0 billion committed global credit facility as part of the company's ongoing efforts to ensure appropriate levels of liquidity. This subject is discussed further on pages 56 and 57.

Management Discussion
International Business Machines Corporation and Subsidiary Companies        29


In July of 1993, Standard & Poor's changed its Senior Long-Term Debt Rating of the company and its rated subsidiaries from AA- to A, and its Short-Term Debt Rating from A-1+ to A-1. Standard & Poor's also changed its Preferred Stock Rating of the company from A+ to A-. Standard & Poor's has a negative rating outlook on the company. In August, Moody's changed its Senior Long-Term Debt Rating of the company and its rated subsidiaries from A1 to A3, and its Short-Term Debt Rating from Prime-1 to Prime-2. Moody's also changed its Preferred Stock Rating of the company from A2 to Baa1.

In September, Duff & Phelps changed its Senior Long-Term Debt Rating of the company and its rated subsidiaries from AA- to A and assigned initial ratings of Duff 1 for the company and its rated subsidiaries' Short-Term Debt and A-for the company's Preferred Stock. In addition, Fitch Investors Service assigned initial ratings for the company and its rated subsidiaries of A for Senior-Long-Term Debt and F-1 for Short-Term Debt and A- for the company's Preferred Stock.

The following table summarizes the company's cash flows from operating, investing, and financing activities as prescribed by Generally Accepted Accounting Principles (GAAP), as reflected in the Consolidated Statement of Cash Flows on page 34:

- --------------------------------------------------------------------------------
(Dollars in millions)                       1993           1992           1991

Net cash provided from (used in):
     Operating activities                $  8,327       $  6,274       $  6,725
     Investing activities                  (4,202)        (5,878)        (7,686)
     Financing activities                  (1,914)           654          1,368
Effect of exchange rate changes
     on cash and cash equivalents            (796)          (549)          (315)
- --------------------------------------------------------------------------------
Net change in cash and cash equivalents  $  1,415       $    501       $     92
- --------------------------------------------------------------------------------

While the company had a net loss in 1993, principally as a result of restructuring charges, the positive cash flow from operating activities was primarily driven by the company's activities relative to securitization of assets and restructuring charges taken, which had no current period cash effect. There will, however, be cash outflows in future periods related to these restructuring charges.

The period-to-period improvement in cash flow used in investing activities is primarily attributable to the company's reduced, more focused investment in plant, rental machines and other property.

In June 1993, the company issued $1.8 billion of new notes and debentures and $1.1 billion of preferred stock. The net proceeds from these new debt and equity financings, and the reduction in quarterly dividends as announced in January and July of 1993, had a positive effect on financing cash flow from the 1992 period, which was more than offset by payments to settle short-term debt.

The company's "mainline" business involves the sales of information technology products and services as distinct from its customer financing and certain other activities. The company believes it is important to understand the different dynamics of these two businesses. Therefore, the company has derived a model for separately measuring cash flow of the "mainline" business. The model is not, however, intended to replace the GAAP cash flow above, but is supplementary in nature. Under this model, mainline cash flow from

Management Discussion
International Business Machines Corporation and Subsidiary Companies        30


operations was approximately $.8 billion in 1993. Operations includes operating and investing activities, but excludes the impacts of changes in customer financing assets and net cash proceeds from securitization of trade accounts receivable, which are viewed as financing in nature.

Financing Risks

Customer financing is an integral part of the company's total worldwide offerings. Financial results of customer financing can be found on pages 47 through 50. Inherent in customer financing are certain risks: credit, interest rate, currency and residual value. The company manages credit risk through comprehensive credit evaluations and pricing practices. Although the company's position is slightly on the short-funded side to take advantage of lower short-term interest rates, the company generally strives to match liability and asset maturities, as well as currencies, and insures that the current cost of funding is reflected in pricing of new transactions in order to minimize interest and currency risk.

Residual value risk is managed by developing projections of future equipment values at lease inception, reevaluating these projections periodically, and effectively deploying remarketing capabilities to recover residual values, and potentially earn a profit. In 1993 and 1992, the remarketing effort generated profits. The following table depicts an approximation of the unguaranteed residual value maturities for the company's sales-type leases, as well as a projection of net book value of operating leases at the end of the lease terms as of December 31, 1993. The following schedule excludes approximately $100 million of estimated residual value associated with non-IBM equipment.

- --------------------------------------------------------------------------------
(Dollars in millions)             Total     1994      1995      1996     1997

Sales-type leases              $    760  $    240  $    250  $    200  $    70
Operating leases                    250       175        50        20        5
- --------------------------------------------------------------------------------
Total residual value           $  1,010  $    415  $    300  $    220  $    75
- --------------------------------------------------------------------------------

Federal Systems Company

On December 13, 1993, IBM and Loral Corporation jointly announced the signing of a definitive agreement for the purchase of the Federal Systems Company (FSC) by Loral for $1.575 billion in cash. The transaction is effective January 1, 1994, and is expected to close during the first calendar quarter of 1994. The amount of any gain, and ultimate cash proceeds, resulting from this sale may be dependent on future performance of the Advanced Automation System (AAS) contract for the Federal Aviation Authority (FAA) and certain other open matters. The FAA is conducting a re-examination of the AAS contract, and congressional hearings are scheduled with regard to air traffic control and the future role of the FAA.

FSC markets specialized products and services to the defense, space, and other agencies of the U.S. government and several non-U.S. governments. Federal Systems Marketing, which sells the company's standard products to government agencies, is not part of the transaction. In 1993, FSC had net earnings of $58 million on revenues of $2.3 billion. It had net assets of $751 million and approximately 10,000 employees as of December 31, 1993.

Management Discussion
International Business Machines Corporation and Subsidiary Companies        31


Employees                                                    Percentage Changes
- --------------------------------------------------------------------------------
                                   1993      1992      1991    1993-92  1992-91

IBM/Wholly owned subsidiaries    256,207   301,542   344,396   (15.0)%   (12.4)%
Not Wholly owned subsidiaries     10,989     6,468       157     69.9%     --
Complementary                     35,000    29,000    33,000     20.7%   (12.1)%
- --------------------------------------------------------------------------------

As of December 31, 1993, "full-time" employees were down 45,335 from 1992, 88,189 from 1991, and more than 150,000 from the peak level reached in 1986. The company continues to form business entities to enhance efficiencies and some of these entities, while not wholly owned, are consolidated into the company's financial statements. The increase in employees in the not wholly owned subsidiaries category since 1991 results primarily from the formation of the following IBM business ventures: Advantis (2,876), Information Systems Management Corporation (1,931), and Advanced Management Services Unit (1,089).

The company's complementary work force comprises various other workers hired under temporary, part-time, and limited-term-employment arrangements to meet specific business needs in a flexible and cost-effective manner.

Looking Forward

Although the company returned to profitability in the fourth quarter of 1993, it was a difficult year and significant challenges remain. In 1994, the company will continue to reduce its expenses as restructuring and other productivity programs progress. By 1996, it is expected those actions, begun in 1993, to reduce expense structure will yield approximately $7.0 billion in annual savings.

The company will continue to develop a comprehensive set of strategies to meet its long-term-growth objectives and expects the results of this strategic work to begin to emerge in 1994.

Management Discussion
International Business Machines Corporation and Subsidiary Companies        32


Consolidated Statement of Operations

(Dollars in millions except per share amounts)
- --------------------------------------------------------------------------------
For the year ended December 31: Notes     1993           1992           1991

Revenue:
Hardware sales                       $    30,591    $    33,755    $    37,093
Software                                  10,953         11,103         10,498
Services                                   9,711          7,352          5,582
Maintenance                                7,295          7,635          7,414
Rentals and financing             P        4,166          4,678          4,179
- --------------------------------------------------------------------------------
Total Revenue                             62,716         64,523         64,766
- --------------------------------------------------------------------------------
Cost:
Hardware sales                            20,696         19,698         18,571
Software                                   4,310          3,924          3,865
Services                                   8,279          6,051          4,531
Maintenance                                3,545          3,430          3,379
Rentals and financing                      1,738          1,966          1,727
- --------------------------------------------------------------------------------
Total Cost                                38,568         35,069         32,073
- --------------------------------------------------------------------------------
Gross profit                              24,148         29,454         32,693

Operating Expenses:
Selling, general and
     administrative                       18,282         19,526         21,375
Research, development and
     engineering                  K        5,558          6,522          6,644
Restructuring charges             L        8,945         11,645          3,735
- --------------------------------------------------------------------------------
Total Operating Expenses                  32,785         37,693         31,754
- --------------------------------------------------------------------------------
Operating (Loss) Income                   (8,637)        (8,239)           939
Other income, principally
     interest                              1,113            573            602
Interest expense                  M        1,273          1,360          1,423
- --------------------------------------------------------------------------------
(Loss) Earnings before Income
     Taxes                                (8,797)        (9,026)          (118)
(Benefit) provision for income
     taxes                        J         (810)        (2,161)           716
- --------------------------------------------------------------------------------
Net loss before changes
     in accounting principles             (7,987)        (6,865)          (598)
Effect of changes in accounting
     principles                   B         (114)         1,900         (2,263)
- --------------------------------------------------------------------------------
Net Loss                                  (8,101)        (4,965)        (2,861)
Preferred stock dividends                     47            --             --
- --------------------------------------------------------------------------------
Net loss applicable
     to common shareholders          $    (8,148)   $    (4,965)   $    (2,861)
- --------------------------------------------------------------------------------
Per Share of Common Stock Amounts:
Before changes in accounting
     principles                      $    (14.02)   $    (12.03)   $     (1.05)
Effect of changes in accounting
     principles                   B         (.20)          3.33)         (3.96)
- --------------------------------------------------------------------------------
Net loss applicable to common
     shareholders                    $    (14.22)   $     (8.70)   $     (5.01)
- --------------------------------------------------------------------------------
Average Number of Common Shares Outstanding:
1993--573,239,240; 1992--570,896,489; 1991--572,003,382

The notes on pages 36 through 62 are an integral part of this statement.

Management Discussion
International Business Machines Corporation and Subsidiary Companies        33


Consolidated Statement of Financial Position

(Dollars in millions)
- --------------------------------------------------------------------------------
At December 31:                                    Notes     1993        1992
Assets
- --------------------------------------------------------------------------------
Current Assets:
Cash                                                      $    873  $    1,090
Cash equivalents                                             4,988       3,356
Marketable securities, at cost, which approximates
     market                                          C       1,272       1,203
Notes and accounts receivable--trade, net of
     allowances                                             11,676      12,829
Sales-type leases receivable                                 6,428       7,405
Other accounts receivable                                    1,308       1,370
Inventories                                          D       7,565       8,385
Prepaid expenses and other current assets                    5,092       4,054
- --------------------------------------------------------------------------------
Total Current Assets                                        39,202      39,692
- --------------------------------------------------------------------------------
Plant, Rental Machines and Other Property            E      47,504      52,786
Less: Accumulated depreciation                              29,983      31,191
- --------------------------------------------------------------------------------
Plant, Rental Machines and Other Property--Net              17,521      21,595
- --------------------------------------------------------------------------------
Investments and Other Assets:
Software, less accumulated amortization
     (1993, $10,143; 1992, $8,531)                           3,703       4,119
Investments and sundry assets                        f      20,687      21,299
- --------------------------------------------------------------------------------
Total Investments and Other Assets                          24,390      25,418
- --------------------------------------------------------------------------------
Total Assets                                              $ 81,113  $   86,705
- --------------------------------------------------------------------------------
Liabilities and Stockholders' Equity
- --------------------------------------------------------------------------------
Current Liabilities:
Taxes                                                     $  1,589  $      979
Short-term debt                                      G      12,097      16,467
Accounts payable                                             3,400       3,147
Compensation and benefits                                    2,053       3,476
Deferred income                                              3,575       3,316
Other accrued expenses and liabilities                      10,436       9,352
- --------------------------------------------------------------------------------
Total Current Liabilities                                   33,150      36,737
- --------------------------------------------------------------------------------
Long-term debt                                       H      15,245      12,853
Other liabilities                                    N      11,177       7,461
Deferred income taxes                                J       1,803       2,030
- --------------------------------------------------------------------------------
Total Liabilities                                           61,375      59,081
- --------------------------------------------------------------------------------
Stockholders' Equity:
Preferred stock, par value $.01 per share--shares
     authorized: 150,000,000 Shares Issued:
     1993--11,250,000; 1992--None                    i       1,091         --
Common stock, par value $1.25 per share--shares
     authorized: 750,000,000 Shares Issued:
     1993--581,388,475; 1992--571,791,950                    6,980       6,563
Retained earnings                                           10,009      19,124
Translation adjustments                                      1,658       1,962
Treasury stock, at cost (shares: 1993--2,679;
     1992--356,222)                                            --          (25)
- --------------------------------------------------------------------------------
Total Stockholders' Equity                                  19,738      27,624
- --------------------------------------------------------------------------------
Total Liabilities and Stockholders' Equity                $ 81,113  $   86,705
- --------------------------------------------------------------------------------

The notes on pages 36 through 62 are an integral part of this statement.

Management Discussion
International Business Machines Corporation and Subsidiary Companies        34


(Dollars in millions)
- -------------------------------------------------------------------------------
For the year ended December 31:            1993          1992           1991
Cash Flow from Operating Activities:
Net loss                                $ (8,101)   $    (4,965)   $    (2,861)
Adjustments to reconcile net loss to cash
     provided from operating activities:
Effect of changes in accounting principles   114         (1,900)         2,263
Effect of restructuring charges            5,230           8,312         2,793
Depreciation                               4,710           4,793         4,772
Amortization of software                   1,951           1,466         1,564
Loss (gain) on disposition of investment
 assets                                      151              54           (94)
Other changes that provided (used) cash:
     Receivables                           1,185           1,052          (886)
     Inventories                             583             704           (36)
     Other assets                            (10)         (3,396)            5
     Accounts payable                        359            (311)          384
     Other liabilities                     2,155             465        (1,179)
- -------------------------------------------------------------------------------
Net cash provided from operating
 activities                                8,327           6,274         6,725
- ------------------------------------------------------------------------------
Cash Flow from Investing Activities:
Payments for plant, rental machines
 and other property                       (3,154)         (4,751)       (6,497)
Proceeds from disposition of plant,
 rental machines and other property          793             633           645
Investment in software                    (1,507)         (1,752)       (2,014)
Purchases of marketable securities and
 other investments                        (2,721)         (3,284)       (4,848)
Proceeds from marketable securities and
 other investments                         2,387           3,276         5,028
- -------------------------------------------------------------------------------
Net cash used in investing activities     (4,202)         (5,878)       (7,686)
- -------------------------------------------------------------------------------
Cash Flow from Financing Activities:
Proceeds from new debt                    11,794          10,045         5,776
Payments to settle debt                   (8,741)        (10,735)       (4,184)
Short-term borrowings less than 90 days
 --  net                                  (5,247)          4,199         2,676
Proceeds from preferred stock              1,091              --            --
Common stock transactions net                122             (90)           67
Payments to purchase and retire common stock  --              --          (196)
Cash dividends paid                         (933)         (2,765)       (2,771)
- -------------------------------------------------------------------------------
Net cash (used in) provided from financing
 activities                               (1,914)            654         1,368
- -------------------------------------------------------------------------------
Effect of exchange rate changes on cash
 and cash equivalents                       (796)           (549)         (315)
- -------------------------------------------------------------------------------
Net change in cash and cash equivalents    1,415             501            92
- -------------------------------------------------------------------------------
Cash and cash equivalents at January 1     4,446           3,945         3,853
- -------------------------------------------------------------------------------
Cash and cash equivalents at
 December 31                            $  5,861      $    4,446     $   3,945
- -------------------------------------------------------------------------------
Supplemental Data:
Cash paid during the year for:
Income taxes                            $    452      $    1,297     $    2,292
Interest                                $  2,410      $    3,132     $    2,617
- -------------------------------------------------------------------------------

The notes on pages 36 through 62 are an integral part of this statement.

Management Discussion
International Business Machines Corporation and Subsidiary Companies        35


(Dollars in millions)
                                       Preferred    Common    Retained  Translation    Treasury
                                         Stock       Stock     Earnings  Adjustments    Stock     Total
1991
Stockholders' Equity, January 1, 1991   $    --    $ 6,357     $ 32,912    $ 3,309     $ (25)     $ 42,553
Net loss                                                         (2,861)              (2,861)
Cash dividends declared--common stock                            (2,771)              (2,771)
Common stock issued under employee
     plans (1,857,904 shares)                         172                                              172
Purchases (7,306,058 shares) and sales
     (7,201,997 shares) of treasury stock
     under employee plans--net                                     (125)                  (6)         (131)
Common stock purchased and retired
     (2,127,400 shares)                               (24)         (172)                              (196)
Tax reductions--employee plans                         26                                               26
Translation adjustments                                                       (113)                   (113)
- ------------------------------------------------------------------------------------------------------------
Stockholders' Equity, December 31, 1991 --          6,531        26,983      3,196       (31)       36,679
1992
Net loss                                                         (4,965)                            (4,965)
Cash dividends declared--common stock                            (2,765)                            (2,765)
Common stock issued under employee
     plans (442,581 shares)                            26                                               26
Purchases (8,097,681 shares) and sales
     (8,073,124 shares) of treasury stock
     under employee plans--net                                     (129)                   6          (123)
Tax reductions--employee plans                          6                                                6
Translation adjustments                                                     (1,234)                 (1,234)
- ------------------------------------------------------------------------------------------------------------
Stockholders' Equity, December 31, 1992      --     6,563        19,124      1,962       (25)       27,624
1993
Net loss                                          (8,101)                                           (8,101)
Cash dividends declared--common stock               (905)                                             (905)
Cash dividends declared--preferred stock             (47)                                (47)
Preferred stock issued (11,250,000 shares) 1,091                                                     1,091
Common stock issued under employee
     plans (3,765,854 shares)                        159                                               159
Common stock issued to U.S. pension
     plan fund (5,828,970 shares)                    258                                               258
Purchases (6,099,023 shares) and sales
     (6,452,566 shares) of treasury stock
     under employee plans--net                                      (62)                  25           (37)
Translation adjustments                                                       (304)                   (304)
- ------------------------------------------------------------------------------------------------------------
Stockholders' Equity,
     December 31, 1993                 $ 1,091   $ 6,980       $ 10,009    $ 1,658     $  --      $ 19,738
- ------------------------------------------------------------------------------------------------------------

The notes on pages 36 through 62 are an integral part of this statement.

International Business Machines Corporation and Subsidiary Companies        36

a    Significant Accounting Policies

Principles of Consolidation

The consolidated financial statements include the accounts of International Business Machines Corporation and its majority owned subsidiary companies. Investments in business entities in which IBM does not have control, but has the ability to exercise significant influence over operating and financial policies (generally 20 percent ownership), are accounted for by the equity method. Other investments are accounted for by the cost method.

Revenue

Revenue is recognized from hardware sales or sales-type leases when the product is shipped; from software when the program is shipped, as monthly license fees accrue, or over the term of the post-contract customer support arrangement; from maintenance and services over the contractual period, or as the services are performed; from rentals under operating leases in the month in which they accrue; and from financing at level rates of return over the term of the lease or receivable. Reserves are established to provide for instances where customer acceptance does not take place and for other potential price adjustments.

Selling Expenses

Selling expenses are charged against income as incurred.

Income Taxes

Income tax expense is based on reported earnings before income taxes. Deferred income taxes reflect the impact of temporary differences between the amounts of assets and liabilities recognized for financial reporting purposes and such amounts recognized for tax purposes. In accordance with Statement of Financial Accounting Standards (SFAS) 109, these deferred taxes are measured by applying currently enacted tax laws. In years prior to 1992, deferred taxes were accounted for in accordance with SFAS 96.

Translation of Non-U.S. Currency Amounts

For non-U.S. subsidiaries that operate in a local currency environment, assets and liabilities are translated to U.S. dollars at year-end exchange rates. Income and expense items are translated at average rates of exchange prevailing during the year. Translation adjustments are accumulated in a separate component of stockholders' equity. For non-U.S. subsidiaries and branches that operate in U.S. dollars or whose economic environment is highly inflationary, inventories and plant, rental machines and other property are translated at approximate rates prevailing when acquired. All other assets and liabilities are translated at year-end exchange rates. Inventories charged to cost of sales and depreciation are translated at historical rates. All other income and expense items are translated at average rates of exchange prevailing during the year. Gains and losses that result from translation are included in earnings.

Cash Equivalents

All highly liquid investments with a maturity of three months or less at date of purchase are considered to be cash equivalents.

Notes to Consolidated Financial Statements
International Business Machines Corporation and Subsidiary Companies        37


Inventories

Raw materials, work in process, and finished goods are stated at the lower of average cost or market.

Depreciation

Plant, rental machines and other property are carried at cost, and depreciated over their estimated useful lives using the straight-line method.

Software

Costs related to the conceptual formulation and design of licensed programs are expensed as research and development. Costs incurred subsequent to establishment of technological feasibility to produce the finished product are generally capitalized. The annual amortization of the capitalized amounts is the greater of the amount computed based on the estimated revenue distribution over the products' revenue-producing lives, or the straight-line method, and generally over periods from two to six years. Periodic reviews are performed to ensure that the unamortized program costs remain recoverable over future revenues. Costs to support or service licensed programs are charged against income as incurred, or when related revenue is recognized, whichever occurs first.

Retirement Plans and Nonpension Postretirement Benefits

Current service costs of retirement plans and postretirement healthcare and life insurance benefits are accrued in the period. Prior service costs resulting from amendments to the plans are amortized over the average remaining service period of employees expected to receive benefits.

Goodwill

Goodwill is charged to earnings on a straight-line basis over the periods estimated to be benefited, currently not exceeding five years.

Common Stock

Common stock refers to the $1.25 par value capital stock, as designated in the company's Certificate of Incorporation. Earnings (loss) per common share amounts are computed by dividing earnings (loss) after deduction of preferred stock dividends by the average number of common shares outstanding.

b    Accounting Changes

In the fourth quarter of 1993, the company implemented Statement of Financial Accounting Standards (SFAS) 112, "Employers' Accounting for Postemployment Benefits," effective as of January 1, 1993. While the company has generally been in compliance with the standard, a charge was taken to recognize the cost of certain benefits which are primarily healthcare for employees on disability. The company's previous practice was to recognize these costs as incurred. The company's practice is to accrue the cost of benefits when it becomes probable that such benefits will be paid and the amounts can be estimated. The cost of benefits provided to other former and inactive employees has been recognized on an accrual basis and are not affected by this change. The cumulative effect of adopting this statement resulted in a one-time charge of $114 million (net of approximately $61 million of income tax benefits). The ongoing annual impact of this change is not expected to have a material effect on future earnings. Prior years' consolidated financial statements have not been restated to reflect this change.

Notes to Consolidated Financial Statements
International Business Machines Corporation and Subsidiary Companies        38


In 1992, the company implemented SFAS 109, "Accounting for Income Taxes." This statement superseded the previous accounting standard for income taxes, SFAS 96, which the company adopted in 1988. Under SFAS 109, the company recognizes deferred tax assets if it is more likely than not that a benefit will be realized. The cumulative effect of this accounting change, which resulted in recognizing previously unrecognized tax benefits for years prior to January 1, 1992, increased net earnings for 1992 by $1,900 million, or $3.33 per common share. Income taxes for 1991 have not been restated for this change. Further discussion is included on pages 42 through 44.

The company implemented SFAS 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions," on the immediate recognition basis effective as of January 1, 1991. This statement requires that the cost of these benefits, which are primarily healthcare benefits, be recognized in the financial statements during the employee's active working career. The company's previous practice was to accrue these costs principally at retirement. Further discussion is included on pages 54 through 56.

In May 1993, the Financial Accounting Standards Board issued SFAS 114, "Accounting by Creditors for Impairment of a Loan." Under SFAS 114, creditors should evaluate the collectibility of both contractual interest and principal of all receivables when assessing the need for a loss accrual. Additionally, SFAS 114 requires creditors to measure all loans that are restructured in a troubled debt restructuring involving a modification of terms to reflect the time value of money. This statement is effective for fiscal years beginning after December 15, 1994. In May 1993, the Financial Accounting Standards Board issued SFAS 115, "Accounting for Certain Investments in Debt and Equity Securities," which prescribes the accounting for debt and equity securities held as assets. This statement is effective for fiscal years beginning after December 15, 1993. It is expected that the implementation of these statements will not result in a material charge to the results of operations in the year of adoption.

c    Marketable Securities

          At December 31:

(Dollars in millions)                      1993      1992

U.S. government securities              $    702   $   698

Time deposits and other bank obligations     515       435

Non-U.S. government securities and
     other fixed-term obligations             55        70

Total                                 $    1,272   $ 1,203

Market value                          $    1,272   $ 1,203

Notes to Consolidated Financial Statements
International Business Machines Corporation and Subsidiary Companies        39


d    Inventories

          At December 31:

(Dollars in millions)                     1993      1992

Current inventories:

Finished goods                       $   1,906     $ 2,100

Work in process                          5,539       6,115

Raw materials                              120         170

Total current inventories                7,565       8,385

Work in process included in plant, rental

     machines and other property           715        805

Total                                 $  8,280    $ 9,190

e    Plant, Rental Machines and Other Property

          At December 31:

(Dollars in millions)                    1993      1992

Land and land improvements            $  1,422    $ 1,477

Buildings                               13,314     13,839

Plant, laboratory and office equipment  29,829     34,500

                                        44,565     49,816

Less: Accumulated depreciation          28,576     29,789

                                        15,989     20,027

Rental machines and parts                2,939      2,970

Less: Accumulated depreciation           1,407      1,402

                                         1,532      1,568

Total                                $  17,521   $ 21,595

Notes to Consolidated Financial Statements
International Business Machines Corporation and Subsidiary Companies        40

f    Investments and Sundry Assets

          At December 31:

(Dollars in millions)                         1993     1992

Net investment in sales-type leases*       $ 17,518  $ 20,875

Less: Current portion (net)                   6,428     7,405

                                             11,090    13,470

Deferred taxes                                4,521     2,886

Prepaid pension cost                            532       905

Installment payment receivables                 703       683

Investments in business alliances               650       691

Goodwill, less accumulated amortization

     (1993, $462; 1992, $288) 646  274

Other investments and sundry assets           2,545     2,390

Total                                      $ 20,687  $ 21,299

*These leases relate to IBM equipment and are for terms generally ranging from three to five years. Net investment in sales-type leases includes unguaranteed residual values of approximately $760 million and $1,110 million at December 31, 1993 and 1992, and is reflected net of unearned income at these dates of approximately $3,100 million and $4,000 million, respectively. Scheduled maturities of minimum lease payments outstanding at December 31, 1993, expressed as a percentage of the total, are approximately as follows: 1994, 39 percent; 1995, 31 percent; 1996, 19 percent; 1997, 8 percent; 1998 and after, 3 percent.

g    Short-Term Debt

          At December 31:

(Dollars in millions)                        1993      1992

Commercial paper                            $ 3,735   $ 7,869

Short-term loans                              4,356     5,342

Long-term debt: Current maturities            4,006     3,256

Total                                      $ 12,097  $ 16,467

The weighted average interest rates for commercial paper at December 31, 1993 and 1992, were 3.9 percent and 3.5 percent, respectively.

The weighted average interest rates for short-term loans at December 31, 1993 and 1992, were 5.9 percent and 13.3 percent, respectively.

Notes to Consolidated Financial Statements
International Business Machines Corporation and Subsidiary Companies        41


h    Long-Term Debt

          At December 31:

(Dollars in millions)         1993 1992

     Maturities

U.S. Dollars:

Debentures:

71/2%          2013 $    550  $

83/8%     2019 750  750

Notes:

53/4% to 75/8% 1994-2002 4,267     3,196

73/4% to 87/8% 1994-1997 102  646

9% to 101/4%   1994-2000 692  694

Medium-term note program: 3.4% to 19.0% 1994-2008 1,734     1,429

Other U.S. dollars: 3.9% to 19.8%  1994-2012 1,765     1,189

          9,860     7,904

Other Currencies (average interest rate

     at December 31, 1993, in parentheses):

Japanese yen (5.0%) 1994-2014 5,057     3,446

Swiss francs (5.9%) 1994-1996 699  833

European currency units (9.1%)     1994-1995 1,044     1,248

Canadian dollars (10.5%) 1994-1997 852  1,044

French francs (7.6%)     1994-2001 809  645

Australian dollars (8.2%)     1994-1996 253  326

Other (10.1%)  1994-2017 696  675

          19,270    16,121

Less: Net unamortized discount     19   12
          19,251    16,109

Less: Current maturities 4,006     3,256

Total     $    15,245    $    12,853

Annual maturity and sinking fund requirements in millions of dollars on long-term debt outstanding at December 31, 1993, are as follows: 1994, $4,006; 1995, $3,978; 1996, $2,703; 1997, $2,288; 1998, $2,098; 1999 and beyond,
$4,197.

I    Preferred Stock

On June 7, 1993, the company issued 11.25 million shares of Series A Preferred Stock, represented by 45 million depositary shares. The preferred stock is not convertible into, or exchangeable for, shares of any other class or classes of stock of the company. The preferred stock will have priority as to dividends over the company's common stock. Dividends on the preferred stock are cumulative and accrue from the date of original issue at a rate of $7.50 per share (equivalent to $1.875 per depositary share). The preferred stock is not redeemable prior to July 1, 2001. Thereafter, the company, at its option, may redeem the preferred stock, in

Notes to Consolidated Financial Statements
International Business Machines Corporation and Subsidiary Companies        42


whole or in part, at any time at a redemption price per share of $100 ($25 per depositary share), plus accrued and unpaid dividends. Upon any dissolution, liquidation or winding up of the affairs of the company, holders of the preferred stock will be entitled to receive $100 per share ($25 per depositary share) plus accrued and unpaid dividends before any distribution to holders of the company's common stock.

J    Taxes

(Dollars in millions)    1993 1992 1991

(Loss) earnings before income taxes:

U.S. operations     $    (6,073)   $    (7,678)   $    (3,379)

Non-U.S. operations      (2,724)        (1,348)        3,497

          $    (8,797)   $    (9,026)   $    118

The (benefit) provision for income taxes by geographic

     operations is as follows:

U.S. operations     $    (505)     $    (2,179)   $    (857)

Non-U.S. operations      (305)          18        1,573

Total (benefit) provision for income taxes   $    (810)     $    (2,161)   $716

The components of the (benefit) provision for income

     taxes by taxing jurisdiction are as follows:

U.S. federal:

Current   $    (4)  $    (115)     $    226

Deferred  (890)     (2,390)   (799)

Net deferred investment tax credits     (51) (54) (68)

          (945)     (2,559)   (641)

U.S. state and local:

Current   26   (14) 29

Deferred  23   3    (139)

          49   (11) (110)

Non-U.S.:

Current   554  1,378     1,787

Deferred  (468)     (969)     (320)

          86   409  1,467

Total (benefit) provision for income taxes   $    (810)     $    (2,161)   $716

Social security, real estate, personal property, and other taxes      2,614
3,067          3,082

Total taxes    $    1,804     $    906  $    3,798

The impact of tax law changes on deferred tax assets and liabilities in 1993 was a benefit of $170 million, of which $71 million related to the U.S. and $99 million related to the non-U.S.

In 1992, the company implemented Statement of Financial Accounting Standards
(SFAS) 109, "Accounting for Income Taxes." This statement superseded the previous accounting standard for income taxes, SFAS 96,

Notes to Consolidated Financial Statements
International Business Machines Corporation and Subsidiary Companies        43

which the company
adopted in 1988. Both SFAS 96 and SFAS 109 require the use of the liability method for recording deferred income taxes.

However, under SFAS 96, deferred tax assets could not be recognized unless they offset reversals of deferred tax liabilities or could be recovered as income tax refunds through existing loss carryback provisions. Under SFAS 109, the company recognizes deferred tax assets if it is more likely than not that a benefit will be realized.

The cumulative effect of this accounting change, which resulted in recognizing previously unrecognized tax benefits for years prior to January 1, 1992, increased net earnings for 1992 by $1,900 million, or $3.33 per common share. Income taxes for 1991 have not been restated for this change.

Deferred income taxes reflect the impact of temporary differences between the amount of assets and liabilities recognized for financial reporting purposes and such amounts recognized for tax purposes.

The significant components of deferred tax assets and liabilities included on the balance sheet were as follows:

(Dollars in millions)         1993 1992

Deferred Tax Assets

Restructuring charges    $    5,253     $    3,882

Retiree medical benefits 1,961     1,691

Capitalized R&D     1,739     0

U.S. federal tax loss carryforwards     1,093     0

Foreign tax loss carryforwards     989  430

Foreign tax credits 885  1,490

Alternative minimum tax credits    729  663

Inventory 621  697

State and local tax loss carryforwards  566  384

Doubtful accounts   480  410

General business credits 452  438

Intracompany sales and services    440  390

Depreciation   234  421

Software costs deferred  186  285

Retirement benefits 124  212

Other     3,435     2,622

Gross deferred tax assets     $    19,187    $    14,015

Less: Valuation allowance     5,035     1,976

Total deferred tax assets     $    14,152    $    12,039

Deferred Tax Liabilities

Sales-type leases   $    3,118     $    3,785

Software costs deferred  1,824     1,659

Depreciation   1,537     1,541

Retirement benefits 1,069     941

Other     1,379     1,103

Gross deferred tax liabilities     $    8,927     $    9,029

Notes to Consolidated Financial Statements
International Business Machines Corporation and Subsidiary Companies        44

The valuation allowance applies to U.S. federal tax credit and net operating loss carryforwards, state and local net deferred tax assets and net operating loss carryforwards, and net operating losses in certain foreign jurisdictions that may expire before the company can utilize them. The net change in the total valuation allowance for the year ended December 31, 1993, was an increase of $3,059 million and for the year ended December 31, 1992, was an increase of $1,647 million.

The estimated reversal periods for the largest deductible temporary differences
are: Restructuring   2 years; Retiree Medical   1-30 years.

The consolidated effective income tax rate was (9) percent in 1993, (24) percent in 1992, and 607 percent in 1991.

A reconciliation of the company's effective tax rate to the statutory U.S. federal tax rate is as follows:

Year ended December 31   1993 1992 1991

Statutory rate (35)%     (34)%     34%

U.S. valuation allowance related to restructuring 20   6    332

Foreign tax differential 7    5    325

State and local, net               (62)

Other     (1)  (1)  (22)

Effective rate (9)% (24)%     607%

For tax return purposes, the company has available tax credit carryforwards of approximately $2,432 million, of which $48 million expire in 1995, $461 million expire in 1996, $712 million expire in 1998, and the remainder thereafter. No tax credit carryforwards expire in 1997. The company also has federal, state and local, and foreign tax loss carryforwards, the tax effect of which is $2,648 million. Most of these carryforwards are available for fifteen years.

Undistributed earnings of non-U.S. subsidiaries included in consolidated retained earnings amounted to $10,915 million at December 31, 1993, $12,182 million at December 31, 1992, and $13,991 million at December 31, 1991. These earnings, which reflect full provision for non-U.S. income taxes, are indefinitely reinvested in non-U.S. operations or will be remitted substantially free of additional tax. Accordingly, no material provision has been made for taxes that might be payable upon remittance of such earnings nor is it practicable to determine the amount of this liability.

Notes to Consolidated Financial Statements
International Business Machines Corporation and Subsidiary Companies        45



K    Research, Development and Engineering

Research, development and engineering expenses amounted to $ 5,558 million in 1993, $6,522 million in 1992, and $6,644 million in 1991.

Included in these amounts were expenditures of $4,431 million in 1993, $5,083 million in 1992, and $5,001 million in 1991 for a broad program of research and development activities covering basic scientific research in a variety of fields and the application of scientific advances to the development of new and improved products and their uses. Of these amounts, software-related activities were $1,097 million, $1,161 million, and $994 million in 1993, 1992, and 1991, respectively. In addition, expenditures for product-related engineering amounted to $1,127 million, $1,439 million, and $1,643 million for the same three years.

L    Restructuring Actions

The company has taken a series of actions since 1985 to streamline and reduce resources utilized in the business. During 1993 and 1992, the company recorded restructuring charges of $8.9 billion before taxes ($8.0 billion after taxes or $14.02 per common share) and $11.6 billion before taxes ($8.3 billion after taxes or $14.51 per common share), respectively. These charges are summarized in the table below:

(Dollars in billions)                             Reserve to be

                                   Utilized in

     Charges to Operations    Charges   Future

     1993 1992 Total     Utilized  Periods

Work-force-related  $    6.0  $    5.4  $    11.4 $    6.9  $    4.5

Manufacturing capacity   1.4  4.7  6.1  2.2  3.9

Excess space   1.5  .8   2.3  .4   1.9

Other          .7   .7   .7

Total restructuring charges   $    8.9  $    11.6 $    20.5 $    10.2 $
10.3*

* $5.1 billion included in Other accrued expenses and liabilities, $1.6 billion included in Other liabilities, and $3.6 billion included in Plant, Rental Machines and Other Property in the Consolidated Statement of Financial Position at December 31, 1993.

During 1991, the company also recorded a restructuring charge of $3.7 billion before taxes ($2.9 billion after taxes or $5.03 per common share). The actions contemplated in the 1991 charge were associated with work force reductions and relocations, facility consolidations, and other related items, which have been essentially completed.

The company records restructuring charges against operations and provides a reserve based upon the best information available at the time the decision is made to undertake the restructuring action. The reserves are subsequently utilized when specific restructuring criteria are met, indicating the planned restructuring action has occurred. Work-force-related reserves are considered utilized at payment for either termination or acceptance of other contractual arrangements. Manufacturing capacity reserves are considered utilized based on execution of planned actions at each affected location. The reserve for excess space is utilized when the remaining lease obligations are settled, or the space has been vacated and subleased.

Notes to Consolidated Financial Statements
International Business Machines Corporation and Subsidiary Companies        46


It is the company's policy to continue to charge normal depreciation, rent and other operating costs relating to manufacturing capacity and excess space to the ongoing cost of operations while they remain in business use.

The $11.4 billion of work-force-related reserves taken in 1992 and 1993 contemplated worldwide staff reductions of approximately 110,000 people. Through 1993 approximately 75,000 people have left the company under these programs. Although work-force-related restructuring actions through 1993 have affected all parts of the company worldwide, the reductions have been more heavily weighted toward positions in the United States. Remaining staff reductions are expected to occur primarily during 1994 and be more heavily weighted toward positions outside the United States. Included in the 1993 charge, and considered utilized, is $1.4 billion relating to the company's pension and other postretirement plans, referred to as a "curtailment loss." This loss is the recognition in the current period of actuarial charges that otherwise might have been amortized over future periods.

Cash outlays associated with unutilized work-force-related reserves are expected to be expended substantially in 1994 and 1995, except for the curtailment portion of the charge which will be expended as required for funding appropriate pension and other postretirement plans in future years. The required manufacturing capacity charges will not involve substantial cash outlays. Cash requirements related to excess space charges are expected to be expended as follows: $575 million in 1994, $325 million in 1995, $240 million in 1996, and $700 million in 1997 and beyond.

M    Interest on Debt

Interest on borrowings of the company and its subsidiaries amounted to $2,298 million in 1993, $2,698 million in 1992, and $2,667 million in 1991. Of these amounts, $46 million in 1993, $101 million in 1992, and $143 million in 1991 were capitalized. The remainder was charged to cost of rentals and financing, and interest expense.

N    Other Liabilities

Other liabilities consists principally of accruals for nonpension postretirement benefits, indemnity and retirement plan reserves for non-U.S. employees, and restructuring charges.

O    Environmental

The company continues to participate in environmental assessments and cleanups at a number of locations, including operating facilities, previously owned facilities, Superfund and other waste sites. The company accrues for all known environmental liabilities for remediation cost when a cleanup program becomes probable and costs can be reasonably estimated. The amounts accrued were $77 million and $36 million at December 31, 1993 and 1992, respectively.

Notes to Consolidated Financial Statements
International Business Machines Corporation and Subsidiary Companies        47

The amounts accrued do not cover sites which are in the preliminary stages of investigation where neither the company's percentage of responsibility nor the extent of cleanup required have been identified. It also excludes the cost of internal environmental protection programs which are primarily preventive and abatement related. While the company has received and expects to receive insurance recoveries which offset a portion of the company's cost, the accrual reflects gross estimated liability. Estimated environmental costs are not expected to materially impact the financial position or results of the company's operations in future periods. However, environmental cleanup periods are protracted in length and earnings in future periods are subject to changes in business conditions.

P    Customer Financing

The primary focus of IBM's worldwide customer financing offerings is to support customers in their acquisitions of IBM's products and services. This support is provided in certain countries through financing subsidiaries, and from operations in those countries where the company does not maintain a separate financing subsidiary, such as Canada, Germany, Italy, and Japan. For purposes of this note, the results of customer financing in all countries are presented in a consistent manner.

Total assets for financing subsidiaries at December 31, 1993, were $14,661 million, compared to $16,205 million at year-end 1992. These assets were financed by $9,728 million of debt at December 31, 1993, compared to $11,288 million at December 31, 1992. Total financing and other income from financing subsidiaries was $2,875 million, $2,701 million, and $2,250 million for 1993, 1992, and 1991, respectively. Net earnings from financing subsidiaries for 1993, 1992, and 1991 were $322 million, $286 million, and $231 million, respectively. These wholly owned subsidiaries are consolidated in the company's financial statements, and are reflected in the following financial schedules in addition to the financial results of those countries that do not have a financing subsidiary.

For comparability purposes, the following schedules reflect the financial position, results of operations, and cash flows for customer financing in comparison to the company's consolidated results with customer financing results reflected on the equity basis. This involves presenting the investment and related return from customer financing as reflected in the company's consolidated financial statements, within a single line item. For the statement of financial position, customer financing's assets net of related liabilities, and after elimination of applicable intracompany transactions, are shown separately as a single line item, investment in customer financing. Eliminations primarily pertain to internal mark-ups to fair value on equipment held on operating leases, and the normal elimination of intracompany payables and receivables. With respect to the statement of earnings, net earnings for customer financing before applicable taxes and after elimination of related intracompany transactions are included in the line description, Other income.

For the statement of cash flows, certain cash flow activities are reclassified to be consistent with the classification of such activities reflected in the company's Consolidated Statement of Cash Flows. Such reclassifications primarily pertain to cash flow activity related to financing receivables.

Notes to Consolidated Financial Statements
International Business Machines Corporation and Subsidiary Companies        48

Because customer financing is different in nature from the company's manufacturing and services businesses, management believes that the aforementioned type of comparative disclosure enhances an understanding and analysis of the consolidated financial statements.

Statement Of Financial Position

(Dollars in millions)         IBM with Customer

At December 31:     Customer  Financing on an

     Financing Equity Basis

     1993 1992 1993 1992

Assets:

Cash and cash equivalents     $    2,096     $    1,103     $    3,765     $
3,343

Notes and accounts receivable           8,177     8,674

Net investment in sales-type leases     17,518    20,875

Working capital financing receivables   1,898     1,581

Loans receivable    3,615     3,999

Inventories    143  138  7,466     8,263

Plant, rental machines and other

     property, net of accum. depreciation    2,627     2,910     15,788
19,962

Other assets   2,551     1,765     16,679    15,399

Investment in customer financing             5,524     5,417

Total Assets   $    30,448    $    32,371    $    57,399    $    61,058

Liabilities and Stockholders' Equity:

Taxes and accrued expenses    $    2,592     $    3,249     $    14,895    $
13,705

Other liabilities   3,825     3,413     16,555    12,806

Debt 21,131    22,397    6,211     6,923
          27,548    29,059    37,661    33,434

Stockholders' equity/invested capital   2,900     3,312     19,738    27,624

Total Liabilities and Stockholders' Equity   $    30,448    $    32,371    $
57,399    $    61,058

Notes to Consolidated Financial Statements
International Business Machines Corporation and Subsidiary Companies        49


Statement Of Earnings

(Dollars in millions)         IBM with Customer

For the year ended December 31:    Customer  Financing on an

     Financing Equity Basis

     1993 1992 1993 1992

Finance and Other Income:

Finance income $    2,485     $    2,699     $         $

Rental income, net of depreciation      285       337       692       962

Sales     1,391     1,384     57,483    58,646

Other income   850  505  1,184     955

Total Finance and Other Income     5,011     4,925     59,359    60,563

Interest and other cost and expenses    3,994     3,947     68,156    69,589

Net Earnings (Loss) Before Income Taxes 1,017     978  (8,797)   (9,026)

Provision (benefit) for income taxes    443  406  (810)     (2,161)

Net earnings (loss) before changes in

     accounting principles    574  572  (7,987)   (6,865)

Effects of changes in accounting principles                           (114)
1,900

Net Earnings (Loss) $    574  $    572  $    (8,101)   $    (4,965)

Statement Of Cash Flows

(Dollars in millions)         IBM with Customer

For the year ended December 31:    Customer  Financing on an

     Financing Equity Basis

     1993 1992 1993 1992

Net cash provided from operating activities  $    3,004     $    3,414     $
2,044     $    2,864

Net cash used in

     investing activities          (284)          (4,176)        (639)
(1,706)

Net cash (used in) provided from

     financing activities     (1,680)   1,094     (234)     (440)

Effect of exchange rate changes

     on cash and cash equivalents  (47) (21) (749)     (528)

Net change in cash and cash

     equivalents    993  311  422  190

Cash and cash equivalents at

     January 1 1,103     792  3,343     3,153

Cash and cash equivalents at

     December 31    $    2,096     $    1,103     $    3,765     $    3,343

Notes to Consolidated Financial Statements
International Business Machines Corporation and Subsidiary Companies        50

Customer financing debt at December 31, 1993, consisted of borrowings directly with external financial institutions of $17,562 million and intracompany borrowings of $3,569 million at market rates of interest. Intracompany borrowings are made pursuant to loan agreements between the parties.

Other liabilities represents amounts due to affiliates, and primarily consists of trade payables arising from purchases of equipment for term leases, installment payment agreements, and software licenses, with payment terms comparable to those offered to IBM's external customers.

The earnings yielded a return on average invested capital of 18.4 percent in 1993, compared to 17.1 percent for the same 1992 period. Included within these results are intracompany services and fees received for tax benefits provided to the company resulting from tax deferrals generated by financing transactions. Such fees are eliminated from the consolidated Statement of Earnings.

The provision for income taxes for customer financing is based on the statutory income tax rate of each country, calculated on a separate return basis.

Q    Rental Expense and Lease Commitments

Rental expense, including amounts charged to inventories and fixed assets, excluding amounts charged to restructuring, were $1,686 million in 1993, $2,108 million in 1992, and $2,056 million in 1991. Gross minimum rental commitments, in millions of dollars, under non-cancellable leases for 1994, and thereafter, are as follows: 1994, $1,395; 1995, $1,158; 1996, $1,053; 1997, $858; 1998,
$864; and after 1998, $3,256. Included in these amounts are leases for vacant space that the company had reserved for in restructuring charges. These lease commitments, valued in millions of dollars, are: 1994, $288; 1995, $267; 1996, $209; 1997, $183; 1998, $174; and after 1998, $432. The company has entered into sublease commitments, but the amounts were insignificant at December 31, 1993. These leases are principally for the rental of office premises.

R    Long-Term Performance Plan

The IBM 1989 Long-Term Performance Plan provides for incentive awards to be made to officers and other key employees. The plan is administered by the Executive Compensation and Management Resources Committee of the Board of Directors. The Committee determines the type of award to be granted, which may include stock, a stock option, a Stock Appreciation Right (SAR), cash, or any combination thereof. The number of shares made available for granting in the year was .85 percent of IBM's projected outstanding common stock as of December 31, 1993. Prior to 1989, stock options were issued under the IBM 1986 and predecessor Stock Option Plans.

Notes to Consolidated Financial Statements
International Business Machines Corporation and Subsidiary Companies        51

Options allow the purchase of IBM's common stock at 100 percent of the market price on the date of grant and have a maximum duration of 10 years. Payment by the optionee upon exercise of an option may be made using IBM stock as well as cash.

SARs offer eligible optionees the alternative of electing not to exercise the related stock option, but to receive payment in cash and/or stock, equivalent to the difference between the option price and the average market price of IBM stock on the date of exercising the right.

The following table summarizes option activity during 1993 and 1992:

Number of shares under option      1993 1992

Balance at January 1     35,621,963     27,382,266

Options granted     13,744,772     9,723,804

Options exercised   --   (461,202)

Options terminated  (20,106,011)   (980,494)

Options cancelled - SARs exercised --   (42,411)

Balance at December 31   29,260,724     35,621,963

Exercisable at December 31    14,636,324     21,372,943

In April 1993, the committee of the Board of Directors then responsible for administering the plan, the Nominating and Executive Compensation Committee, approved management's plan to allow optionees, other than executive officers, to voluntarily forfeit all of their existing IBM stock options, granted from 1984 through 1992, in exchange for a fewer number of new stock option grants. Under this program, 18,054,615 options, at average prices ranging from $66.94 to $159.50, were terminated and 7,405,090 new options at a price of $47.88 were granted.

There were no options exercised in 1993. The options exercised in 1992 were at an average option price of $62.25 per share. The shares under option at December 31, 1993, were at option prices ranging from $43.00 to $159.50 per share. The shares under option at December 31, 1992, were at option prices ranging from $50.37 to $159.50 per share.

There were 6,011,858 and 1,362,687 unused shares carried forward and made available for granting in the subsequent year as of December 31, 1993 and 1992, respectively.

S    Stock Purchase Plan

The IBM Employees Stock Purchase Plan (the "Plan") enables employees who are not participants in IBM's stock option programs to purchase IBM common stock through payroll deductions of up to 10 percent of eligible compensation. The price an employee pays for a share of stock is 85 percent of the average market price on the date the employee has accumulated enough money to buy a share.

Notes to Consolidated Financial Statements
International Business Machines Corporation and Subsidiary Companies        52


In July 1993, the Board of Directors approved management's plan to issue, instead of purchase on the open market, stock to be sold to employees under the Plan.

During 1993, employees purchased 9,796,460 shares, including 6,451,066 treasury shares, for which $419 million was paid to IBM. There were 21,702,501 reserved unissued shares available for purchase under the Plan at December 31, 1993.

T    Retirement Plans

The company and its subsidiaries have retirement plans covering substantially all employees. The total cost of all plans for 1993, 1992, and 1991 was $1,525 million, $838 million, and $527 million, respectively.

Net periodic pension cost of the U.S. retirement plan and selected non-U.S. plans for the years ended December 31 included the following components:

     U.S. Plan Non-U.S. Plans

     1993 1992*     1991*     1993 1992 1991

Expected long-term rate of

     return on plan assets    9.5% 9.5% 9.0% 5-10%     5-12%     5-12%

(Dollars in millions)

Service cost:

     Benefits earned during the period  $    571  $    586  $    569  $    576
$    603  $    664

     Termination incentive expenses     263  355  122  --   --   --


Interest cost on the projected

     benefit obligation  1,909     1,671     1,488     1,064     1,060     924

Return on plan assets:

     Actual    (3,990)   (1,216)   (4,044)   (3,036)   (998)     (1,269)

     Deferred  1,605     (1,047)   1,961     1,891     (166)     210

Net amortizations   (62) (88) (162)     12   24   3

Curtailment losses  431  --   --   215  --   --

Net periodic pension cost     $    727  $    261  $    (66) $    722  $    523
$    532

Total net periodic pension

     cost for all non-U.S. plans                                 $    798  $
577  $    593

*    Restated to conform with 1993 presentation.

Annual cost is determined using the Projected Unit Credit actuarial method. Prior service cost is amortized on a straight-line basis over the average remaining service period of employees expected to receive benefits. An assumption is made for modified career average plans such that the average earnings base period will be updated to the years prior to retirement.

Notes to Consolidated Financial Statements
International Business Machines Corporation and Subsidiary Companies        53

Termination incentive expenses represent the cost of special retirement benefits offered to employees for a short period of time in exchange for voluntary termination of service. Curtailment losses reflect the significant reductions in the expected years of future service caused by 1993 termination programs and represent the immediate recognition of associated prior service cost and a portion of previously unrecognized actuarial losses.

In the Consolidated Statement of Operations, the curtailment losses and termination expenses, referred to above, are included in restructuring charges.

The table below provides information on the status of the U.S. retirement plan, and selected non-U.S. plans that represent approximately 97 percent of the total non-U.S. accumulated benefit obligations.

The funded status at December 31 was as follows:

     U.S. Plan Non-U.S. Plans

     1993 1992 1993 1992

Assumptions:

     Discount rate  7.25%     8.5% 5-9.25%   5-10%


     Long-term rate of

     compensation increase    5.0% 5.0% 2.8-6.6%  3-7.5%

(Dollars in millions)

Actuarial present value of

     benefit obligations:

     Vested benefit obligation     $    (24,736)  $    (19,550)  $    (12,342)
$    (11,205)

     Accumulated benefit obligation     $    (26,325)  $    (19,588)  $
(13,544)  $    (12,508)

     Projected benefit obligation  $    (29,024)  $    (22,700)  $    (16,129)
$    (15,603)

Plan assets at fair value     28,198    25,196    16,159    13,682

Projected benefit obligation (in excess of)

     less than plan assets    (826)     2,496     30   (1,921)

Unrecognized net loss (gain)  1,550     (1,032)   (1,184)   649

Unrecognized prior service cost    1,282     1,782     304  333

Unrecognized net asset established

     at January 1, 1986  (1,474)   (2,341)   (145)     (132)

Prepaid (accrued) pension cost

     recognized in the statement of

     financial position  $    532  $    905  $    (995)     $    (1,071)

The U.S. plan's vested benefit obligation, accumulated benefit obligation and projected benefit obligation increased in 1993 primarily as a result of a change in the discount rate and the curtailment. The projected benefit obligation increased $3,938 million from the change in discount rate and $1,105 million as a result of the curtailment.

It is the company's practice to fund amounts for pensions sufficient to meet the minimum requirements set forth in applicable employee benefit and tax laws, and such additional amounts as the company may determine

Notes to Consolidated Financial Statements
International Business Machines Corporation and Subsidiary Companies        54

to be appropriate from time to time. In July 1993, the Board of Directors authorized the issuance of up to 15 million shares of IBM common stock to be contributed to the U.S. Pension Plan Fund through 1994. There were 9,171,030 shares remaining of that authorization at December 31, 1993. The assets of the various plans include corporate equities, government securities, corporate debt securities, and income-producing real estate.

U.S. Plan: U.S. regular, full-time, and part-time employees are covered by a noncontributory plan which is funded by company contributions to an irrevocable trust fund, which is held for the sole benefit of employees. Monthly retirement benefits generally represent the greater of a fixed amount per year of service, or a percent of career compensation. For plan purposes, effective April 1, 1993, annual compensation before January 1, 1994, is defined as the average annual compensation paid for the years 1989 through 1993. Benefits become vested upon the completion of five years of service. The company introduced plan amendments in 1991 including the elimination of all retirement age reduction factors for employees who retire with 30 or more years of service, and a new provision that provides additional income in a tax-deferred manner to employees at retirement. The number of individuals receiving benefits at December 31, 1993 and 1992, was 77,664 and 69,153, respectively.

Non-U.S. Plans: Most subsidiaries and branches outside the United States have retirement plans covering substantially all employees, under which funds are deposited under various fiduciary-type arrangements, annuities are purchased under group contracts, or reserves are provided. Retirement benefits are based on years of service and the employee's compensation, generally during a fixed number of years immediately prior to retirement. The ranges of assumptions used for the non-U.S. plans reflect the different economic environments within the various countries.

U    Nonpension Postretirement Benefits

The company and its U.S. subsidiaries have defined benefit postretirement plans that provide medical, dental, and life insurance for retirees and eligible dependents. In 1993, the company applied plan cost maximums to those who retired prior to January 1, 1992. These maximums will take effect beginning with the year 2001. Plan cost maximums were established in 1990 for those employees retiring after December 31, 1991.

Effective January 1, 1991, the company and its subsidiaries implemented on the immediate recognition basis, Statement of Financial Accounting Standards (SFAS) 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions." This statement requires that the cost of these benefits, which are primarily for healthcare, be recognized in the financial statements during the employee's active working career. The company's previous practice was to accrue these costs principally at retirement.

The transition effect of adopting SFAS 106 on the immediate recognition basis, as of January 1, 1991, resulted in a charge of $2,263 million to 1991 earnings, net of approximately $350 million of income tax benefits. This charge includes a previously unrecognized accumulated postretirement benefit obligation of approximately $4.8 billion, offset by $2.2 billion related to plan assets and accruals under the company's previous accounting practice. This obligation was determined by application of the terms of medical, dental, and life insurance

Notes to Consolidated Financial Statements
International Business Machines Corporation and Subsidiary Companies        55

plans, including the effects of established maximums on covered costs, together with relevant actuarial assumptions and healthcare cost trend rates projected at annual rates ranging ratably from 14 percent in 1991 to 6 percent through the year 2007.

The healthcare cost trend rate was 13 percent in 1993. The effect of a 1 percent annual increase in these assumed cost trend rates would increase the accumulated postretirement benefit obligation by approximately $70 million; the annual costs would not be materially affected.

Net periodic postretirement benefit cost for the years ended December 31 included the following components:

     1993 1992*     1991*

Expected long-term rate of return on plan assets  9.5% 9.5% 9.0%

(Dollars in millions)

Service cost:

     Benefits attributed to service during the period  $    53   $    78   $94

     Termination incentive expenses     --   71   38

Interest cost on the accumulated

     postretirement benefit obligation  566  485  389

Return on plan assets:

     Actual    (201)     (67) (325)

     Deferred  84   (59) 198

Net amortizations and other   29   (61) --

Curtailment loss    732  --   --

Net periodic postretirement benefit cost     $    1,263     $    447  $    394

*Restated to conform with 1993 presentation.

In the Consolidated Statement of Operations, the curtailment loss and termination expenses referred to above are included in restructuring charges.

Notes to Consolidated Financial Statements
International Business Machines Corporation and Subsidiary Companies        56

The table below provides information on the status of the plans.

The funded status at December 31 was as follows:

          1993 1992

Assumed discount rate         7.25%     8.5%

(Dollars in millions)

Accumulated postretirement benefit obligation:

     Retirees  $    (5,761)   $    (5,194)
     Fully eligible active plan participants (673)     (739)

     Other active plan participants     (927)     (988)

     Total     (7,361)   (6,921)

Plan assets at fair value     1,366     1,453

Accumulated postretirement benefit obligation in

     excess of plan assets    (5,995)   (5,468)

Unrecognized net loss    1,431     1,098

Unrecognized prior service cost    (828)     241

Accrued postretirement benefit cost recognized

     in the statement of financial position  $    (5,392)   $    (4,129)

In 1993, the accumulated postretirement benefit obligation increased $830 million as a result of the change in the assumed discount rate and $675 million from the curtailment. The plan change allowing the company to limit the amount it contributes for providing retiree healthcare benefits reduced the accumulated postretirement benefit obligation $1,011 million.

It is the company's practice to fund amounts for postretirement benefits with an independent trustee, as deemed appropriate from time to time. The plan assets include corporate equities and government securities. The accounting for the plan is based on the written plan.

Certain of the company's non-U.S. subsidiaries have similar plans for retirees. However, most retirees outside the United States are covered by government-sponsored and administered programs, and the obligations and cost of these programs are not significant to the company.

V    Lines of Credit

As part of the company's ongoing efforts toward greater centralization of its treasury activities and to ensure appropriate liquidity levels, in December 1993 the company entered into a $10.0 billion committed global credit facility with 81 banks worldwide. This global credit facility will replace most of the existing committed credit facilities and some of the uncommitted credit facilities currently in place throughout the world. Unused lines of credit from previously existing credit arrangements for those geographies which have not been replaced as of December 31, 1993, by the worldwide credit facility, were $5,707 million. Consequently,

Notes to Consolidated Financial Statements
International Business Machines Corporation and Subsidiary Companies        57

total available committed and uncommitted lines of credit at December 31, 1993, were $15,707 million, compared to $6,950 million at December 31, 1992. Interest rates on borrowings vary from country to country depending on local market conditions.

W    Sales and Securitization of Receivables

During 1993, total cash proceeds from the sale and securitization of trade and financing receivables to investors were $6.8 billion, as part of the company's worldwide program of securitizing assets and improving its liquidity. Of the total proceeds of $6.8 billion, approximately $2.5 billion represents the net year-over-year increase in securitized receivables. During 1993, no material gain or loss resulted from these transactions. Recourse amounts associated with the aforementioned sales and securitization activities are expected to be minimal, and adequate reserves are in place to cover potential losses.

Prepaid expenses and other current assets on the Consolidated Statement of Financial Position include $751 million of net assets that have been reclassified pending the sale of FSC, as discussed on page 30.

X    Financial Instruments

In assessing the fair value of financial instruments, at December 31, 1993, the company has used a variety of methods and assumptions, which were based on estimates of market conditions and risks existing at that time. For certain instruments, including cash and cash equivalents, non-trade accounts payable and accruals, and short-term debt, it was assumed that the carrying amount approximated fair value for the majority of these instruments because of their short maturity. Quoted market prices or dealer quotes for the same or similar instrument were used for the majority of marketable securities, long-term investments and long-term debt. Other techniques, such as option pricing models, estimated discounted value of future cash flows, replacement cost, and termination cost, have been used to determine fair value for the remaining financial instruments. These values merely represent a general approximation of possible value and may never actually be realized.

The estimated fair values of the company's financial instruments, both on and off the balance sheet, are summarized on the following page.

Notes to Consolidated Financial Statements
International Business Machines Corporation and Subsidiary Companies        58

     At December 31, 1993

(Dollars in millions)         Carrying  Estimated

          Amount    Fair Value

Cash and cash equivalents     $    5,861     $    5,861

Marketable securities    1,272     1,272

Non-trade receivables and loans    4,120     4,153

Long-term investments    179  178

Non-trade accounts payable and accruals (3,027)   (2,889)

Short-term debt     (12,097)  (12,096)

Long-term debt (15,245)  (15,840)

Forward exchange contracts    2    (45)
Option contracts    36   43

Interest rate and currency swap agreements   (37) (147)

Financial guarantees     --   (749)

Some of the foregoing financial instruments have off-balance-sheet risk. In the normal course of business, the company enters into a variety of forward contracts, options, and swaps in order to limit its exposure to loss resulting from adverse fluctuations in foreign currency exchange and interest rates.

The company receives significant dividends and intracompany royalties from its non-U.S. subsidiaries. Due to the volatility of the currency markets, it is prudent to employ the use of financial hedging instruments to minimize the company's potential exposure on these cash flows.

In addition, in order to raise funds on a more cost-effective basis, the company centrally borrows to meet the consolidated financing requirements of its subsidiaries. The central financing facility in turn provides local currency denominated debt to the individual subsidiaries via currency and interest rate swap agreements.

These instruments are executed with credit-worthy financial institutions, and virtually all foreign currency contracts are denominated in currencies of major industrial countries. Gains and losses on these contracts serve as hedges in that they offset fluctuations that would otherwise impact the company's financial results. Costs associated with entering into such contracts are generally amortized over the life of the instruments and are not material to the company's financial results.

In assessing financial instruments with off-balance-sheet risk, the following summary of contract or notional (face) amounts outstanding at year-end provides an indication of the extent of the company's involvement in such instruments. The company does not anticipate any material adverse effect on its financial position resulting from its involvement in these instruments, nor does it anticipate non-performance by any of its counterparties.

(Dollars in millions)         1993 1992

Forward exchange contracts    $    320  $    490

Option contracts    538  1,914

Interest rate and currency swap agreements   17,244    13,690

Notes to Consolidated Financial Statements
International Business Machines Corporation and Subsidiary Companies        59

The company does not have any significant concentrations of credit risk.

IBM has guaranteed certain loans and commitments of various ventures to which it is a party. Additionally, the company is contingently liable for certain receivables sold with recourse. These commitments, which in the aggregate are approximately $2 billion, are not expected to have a material adverse effect on the company's financial results.

Y    Segment Information

IBM is in the business of helping customers solve problems through the use of advanced information technologies. The company operates primarily in the single industry segment that creates value by offering services, software, systems, products, and technologies. This segment represents more than 90 percent of consolidated revenue, operating profit, and identifiable assets. The following schedule shows revenue by classes of similar products or services within the information technology segment.

Financial information by geographic area is summarized on pages 61 and 62.

Revenue by Classes of Similar Products or Services

(Dollars in millions)    Consolidated   U.S. Only

     1993 1992+     1991+     1993 1992+     1991+

Information technology:

Processors*    $    10,071    $    13,916    $    14,954    $    3,179     $
4,818     $    4,717

Personal systems*        9,728     7,887     8,505     4,417     3,033
3,210

Other workstations* 2,006     2,671     3,216     689  874  1,040

Storage*       5,122     6,259     7,184     2,101     2,554     2,825

Other peripherals*  2,262     3,026     3,294     971  1,244     1,424

Software       10,953    11,103    10,498    3,898     3,883     3,760

Maintenance         7,295     7,635     7,414     2,726     2,809     2,884

Services       9,711     7,352     5,582     5,100     3,546     2,697

Financing and other      5,568     4,674     4,119     2,622     1,872
1,870

Total     $    62,716    $    64,523    $    64,766    $    25,703    $
24,633    $    24,427

+    Reclassified to conform with 1993 presentation.

* Hardware only, includes applicable rental revenue, excludes functions not embedded, software, and maintenance.

For purposes of classifying similar information technology products, user programmable equipment having the capability of manipulating data arithmetically or logically and making calculations, in a manner directly addressable by the user through the operation of a stored program, has been classified as processors. Processors includes high-end and midrange products.

Personal systems includes personal computers and RISC System/6000 products. Other workstations includes display-based terminals and consumer and financial systems. Other peripherals consists of advanced function printers, telecommunication devices, and revenue from the computer workstation printer product line sold in 1991 to Lexmark International, Inc.

Notes to Consolidated Financial Statements
International Business Machines Corporation and Subsidiary Companies        60

These hardware classes of products represent groupings that perform similar functions, as opposed to the complete spectrum of products associated with IBM's product divisions. Accordingly, they do not represent the full range of any division's offerings, which could include related peripherals, software, and maintenance.

Software includes both applications and systems software. Maintenance consists of separately billed charges for maintenance. Services represent a wide range of service offerings including consulting, education, systems development, managed operations, and availability services. Financing and other is composed primarily of financing revenue and products and supplies not otherwise classified.

Some products logically fit in more than one class and are assigned to a specific class based on a variety of factors. Over time, products tend to overlap, merge into, or split from existing classes as a result of changing technologies, market perceptions, and/or customer use. For example, market demand may create requirements for technological enhancements to permit a peripheral product to be functionally integrated with a display, a telecommunication device, and a processor to form a workstation. Such interchangeability and technological progress tend to make year-to-year comparisons less valid than they would be in an industry less subject to rapid change.

Notes to Consolidated Financial Statements
International Business Machines Corporation and Subsidiary Companies        61

Z    Geographic Areas

(Dollars in millions)    1993*     1992*     1991*

United States

Revenue - Customers $    25,703    $    24,633    $    24,427

Interarea transfers 7,297     7,524     7,668

Total     $    33,000    $    32,157    $    32,095

Net loss  (5,566)   (5,545)   (2,443)

Assets at December 31    38,333    42,109    43,417

Europe/Middle

East/Africa

Revenue - Customers $    21,779    $    24,971    $    26,114

Interarea transfers 1,071     1,154     838

Total     $    22,850    $    26,125    $    26,952

Net (loss) earnings (1,695)   (1,728)   1,256

Assets at December 31    24,566    26,770    30,725

Asia Pacific

Revenue - Customers $    10,020    $    9,672     $    9,275

Interarea transfers 1,452     1,875     1,680

Total     $    11,472    $    11,547    $    10,955

Net (loss) earnings (443)     126  469

Assets at December 31    12,778    12,837    13,241

Americas

Revenue - Customers $    5,214     $    5,247     $    4,950

Interarea transfers 3,458     3,452     3,932

Total     $    8,672     $    8,699     $    8,882

Net (loss) earnings (251)     157  204

Assets at December 31    7,359     6,990     7,121

Eliminations

Revenue   $    (13,278)  $    (14,005)  $    (14,118)

Net (loss) earnings (32) 125  (84)

Assets    (1,923)   (2,001)   (2,031)

Consolidated

Revenue   $    62,716    $    64,523    $    64,766

Net loss  (7,987)   (6,865)   (598)

Assets at December 31    81,113    86,705    92,473

*Net (loss) earnings before effect of changes in accounting for postemployment benefits (1993), income taxes (1992), and nonpension postretirement benefits (1991).

Notes to Consolidated Financial Statements
International Business Machines Corporation and Subsidiary Companies        62

Marketing and services in the United States and Canada are managed as a single enterprise. However, in compliance with Statement of Financial Accounting Standards 14, "Financial Reporting for Segments of a Business Enterprise," the United States is reported as a separate geographic area. Canadian operations are included in the "Americas" area.

Non-U.S. subsidiaries operating in local currency environments account for approximately 85 percent of the company's non-U.S. revenue. The remaining 15 percent is from subsidiaries and branches operating in U.S. dollars or in highly inflationary environments.

In the Europe/Middle East/Africa area, European operations accounted for approximately 95 percent of revenue in 1993, 1992, and 1991.

Interarea transfers consist principally of completed machines, subassemblies and parts, and software. Machines, subassemblies and parts are generally transferred at an intracompany selling price. Software transfers represent license fees paid by non-U.S. subsidiaries. The intracompany selling price that relates to fixed asset transfers is capitalized and depreciated by the importing area.

Notes to Consolidated Financial Statements
International Business Machines Corporation and Subsidiary Companies        63


Five-Year Comparison of Selected Financial Data

(Dollars in millions except per share amounts)    1993 1992 1991 1990 1989

For the Year:

Revenue   $    62,716    $    64,523    $    64,766    $    68,931    $
62,654

Net (loss) earnings before

     changes in accounting principles   (7,987)   (6,865)   (598)     5,967
3,722

Per share of common stock     (14.02)   (12.03)   (1.05)    10.42     6.41

Effect of accounting changes* (114)     1,900     (2,263)   --   --

Per share of common stock     (.20)     3.33 (3.96)    --   --

Net (loss) earnings (8,101)   (4,965)   (2,861)   5,967     3,722

Per share of common stock     (14.22)   (8.70)    (5.01)    10.42     6.41

Cash dividends paid on common stock     905  2,765     2,771     2,774
2,752

Per share of common stock     1.58 4.84 4.84 4.84 4.73

Investment in plant, rental machines

     and other property  3,232     4,698     6,502     6,548     6,410

Return on stockholders' equity     --   --   --   14.8%     9.6%

At End of Year:

Total assets   $    81,113    $    86,705    $    92,473    $    87,568    $
77,734

Net investment in plant, rental machines

     and other property  17,521    21,595    27,578    27,241    24,943

Working capital     6,052     2,955     7,018     13,313    13,875

Total debt     27,342    29,320    26,947    19,545    16,717

Stockholders' equity     19,738    27,624    36,679    42,553    38,252

*1993, postemployment benefits; 1992, income taxes; 1991, nonpension postretirement benefits.

Selected Quarterly Data

(Dollars in millions               Net  Per Share Common Stock

except per share         Gross     (Loss)    (Loss)    Stock Prices

and stock prices)   Revenue   Profit    Earnings  Earnings  Dividends High Low

1993 First quarter  $    13,058    $    5,162     $    (399)*    $    (.70)*$
.54  $    57.13     $    45.88

Second quarter      15,519         5,974          (8,036)        (14.10)   .54
54.38          47.13

Third quarter       14,743         5,602          (48)      (.12)          .25
49.75          40.63

     Fourth quarter      19,396         7,410          382       .62       .25
59.88          42.13

Total     $    62,716    $    24,148    $    (8,101)   $    (14.22)** $    1.58

1992 First quarter  $    14,037    $    7,133     $    2,542+    $    4.45+$
1.21 $    98.13     $    83.13

     Second quarter      16,224         7,863          734       1.29
1.21      98.63          81.63

     Third quarter       14,702         6,779          (2,778)        (4.87)
1.21      100.38         80.00

     Fourth quarter      19,560         7,679          (5,463)        (9.57)
1.21      81.13          48.75

Total     $    64,523    $    29,454    $    (4,965)   $    (8.70)    $    4.84

* Includes charge of $114 million, or $.20 per common share, cumulative effect of change in accounting for postemployment benefits.

**   The sum of the quarters' earnings per share does not equal the year-to-date earnings per share due to changes in average shares calculations.

This is in accordance with prescribed reporting requirements.

+    Includes benefit of $1,900 million, or $3.33 per share, cumulative effect of change in accounting for income taxes.

There were 741,047 common stockholders of record at December 31, 1993. During 1993, common stockholders received $905 million in cash dividends. The regular quarterly common stock cash dividend payable March 10, 1994, will be at the rate of $.25 per share. This dividend will be IBM's 316th consecutive quarterly cash dividend. The stock prices reflect the high and low prices for IBM's common stock on the New York Stock Exchange composite tape for the last two years.