Form 10-K, Exhibit 13
period 1994-12-31
INTERNATIONAL BUSINESS MACHINES CORP
filed 1995-03-28
CIK 51143

EXHIBIT VI

                               FINANCIAL HIGHLIGHTS
        INTERNATIONAL BUSINESS MACHINES CORPORATION AND SUBSIDIARY COMPANIES




     (Dollars in millions except per
     share amounts)                               1994           1993

     For the Year:
     Revenue                                 $   64,052  $     62,716
     Earnings (loss) before income taxes     $    5,155  $     (8,797)
     Income taxes                            $    2,134  $       (810)
     Net earnings (loss) before change
       in accounting principle               $    3,021  $     (7,987)
             Per share of common stock       $     5.02  $     (14.02)
     Effect of change in accounting
       principle*                            $      --   $       (114)
             Per share of common stock       $      --   $       (.20)
     Net earnings (loss)                     $    3,021  $     (8,101)
             Per share of common stock       $     5.02  $     (14.22)
     Cash dividends paid on common stock     $      585  $        905
             Per share of common stock       $     1.00  $       1.58
     Investment in plant, rental
       machines and other property           $    3,078  $      3,232
     Average number of common shares
       outstanding (in millions)                    585           573

     At End of Year:
     Total assets                            $   81,091  $     81,113
     Net investment in plant, rental
       machines and other property           $   16,664  $     17,521
     Working capital                         $   12,112  $      6,052
     Total debt                              $   22,118  $     27,342
     Stockholders' equity                    $   23,413  $     19,738
     Number of regular, full-time employees     219,839       256,207
     Number of stockholders                     713,060       741,047

     *1993 cumulative effect of Statement of Financial Accounting Standards
      (SFAS) 112, "Employers' Accounting  for Postemployment Benefits."

                             FINANCIAL REPORT



                    34}     REPORT OF MANAGEMENT

                    35}     REPORT OF INDEPENDENT ACCOUNTANTS

                    36}     MANAGEMENT DISCUSSION

                    48}     CONSOLIDATED FINANCIAL STATEMENTS

                            Operations
                            Financial Position
                            Cash Flows
                            Stockholders' Equity

                    52}     NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                            A  Significant Accounting Policies
                            B  Accounting Changes
                            C  Marketable Securities
                            D  Inventories
                            E  Plant, Rental Machines and Other Property
                            F  Investments and Sundry Assets
                            G  Debt
                            H  Taxes
                            I  Research, Development and Engineering
                            J  Restructuring Actions
                            K  Interest on Debt
                            L  Other Liabilities and Environmental
                            M  Contingencies
                            N  Customer Financing
                            O  Rental Expense and Lease Commitments
                            P  Long-Term Performance Plan
                            Q  Stock Purchase Plan
                            R  Retirement Plans
                            S  Nonpension Postretirement Benefits
                            T  Lines of Credit
                            U  Sales and Securitization of Receivables
                            V  Preferred Stock
                            W  Financial Instruments
                            X  Segment Information
                            Y  Geographic Areas
                            Z  Subsequent Events

                    79}     FIVE-YEAR COMPARISON OF SELECTED
                            FINANCIAL DATA
                    79}     SELECTED QUARTERLY DATA
                    80}     IBM BOARD OF DIRECTORS AND MANAGEMENT
                    81}     SHAREHOLDER INFORMATION

                           REPORT OF MANAGEMENT
    INTERNATIONAL BUSINESS MACHINES CORPORATION AND SUBSIDIARY COMPANIES



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

Price Waterhouse LLP, independent accountants, is retained to examine IBM's financial statements. Their accompanying report is based on an examination conducted in accordance with generally accepted auditing standards, including a review of the internal control structure and tests of accounting procedures and records.

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



Louis V. Gerstner, Jr.                             Jerome B. York
Chairman of the Board                              Senior Vice President
and Chief Executive Officer                        and Chief Financial Officer

                    REPORT OF INDEPENDENT ACCOUNTANTS
    INTERNATIONAL BUSINESS MACHINES CORPORATION AND SUBSIDIARY COMPANIES


To the Stockholders and Board of Directors of International Business Machines
Corporation:

In our opinion, the accompanying consolidated financial statements, appearing on pages 48 through 78, present fairly, in all material respects, the financial position of International Business Machines Corporation and its subsidiaries at December 31, 1994 and 1993, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1994, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

As discussed in the note on accounting changes on pages 53 and 54, the company changed its methods of accounting for postemployment benefits in 1993 and income taxes in 1992. We concur with these changes.



Price Waterhouse LLP
1177 Avenue of the Americas
New York, NY 10036
January 20, 1995

                         MANAGEMENT DISCUSSION
    INTERNATIONAL BUSINESS MACHINES CORPORATION AND SUBSIDIARY COMPANIES


overview

IBM has made substantial progress during 1994 in stabilizing its operations, rebuilding its balance sheet, improving its cost structure, and increasing shareholder value. The actions taken during the past two years to "right-size" the company have improved IBM's competitiveness in the rapidly changing market for information technology products and services. As a result, the company returned to profitability for the first time since 1990.

Overall, the company's hardware offerings remain under price and competitive pressure. Revenue growth was strong for RISC System/6000* products, merchant-market semiconductors, and Original Equipment Manufacturer (OEM) files, while Application System/400* (AS/400) products showed moderate growth. Although mainframe processor revenue declined, it was stronger than expected. In addition, introduction of CMOS technology is progressing well and the broader use of these products in parallel processing is expected to continue. Personal computer revenue grew, but at a slower rate than certain competitors and the industry as a whole. The company believes that the restructuring actions taken this year will, in the long run, lead to improved performance in this area. It is also anticipated that the pressures on price and margin will remain for all hardware offerings. The company's services offerings continue to grow rapidly, but remain at margins lower than the company's traditional hardware offerings.

While much progress has been made, IBM must continue its pace of change as it focuses increasingly on revenue growth, improving the time to market with new products, re-engineering its business processes, and reducing its cost and expense structure.

results of operations


(Dollars in millions)                                      1994            1993            1992

Revenue                                          $       64,052  $       62,716  $       64,523
Cost                                                     38,768          38,568          35,069
                                                 --------------  --------------  --------------
Gross profit                                             25,284          24,148          29,454
Total expense without   restructuring charges            20,129          24,000          26,835
Restructuring charges                                         -           8,945          11,645
                                                 --------------   -------------- ---------------
Net earnings (loss) before income taxes          $        5,155  $       (8,797) $       (9,026)
                                                 --------------   -------------- ---------------
Net earnings (loss)                              $        3,021  $       (8,101) $       (4,965)
                                                 --------------   -------------- ---------------
Gross profit margin                                        39.5%            38.5%          45.6%


Revenue as reported in the United States was $24.1 billion, a decrease of 6.2 percent compared to 1993. When adjusted for the Federal Systems Company (FSC) sale, which is discussed on page 47, U.S. revenue grew 3.0 percent in 1994, following a 4.3 percent increase in 1993 over 1992. Revenue from Europe was $23.0 billion, an increase of 5.8 percent over 1993, following a 12.8 percent decrease in 1993 from 1992. Asia-Pacific revenue grew 13.4 percent to $11.4 billion compared to 1993, following a 3.6 percent increase over 1992 levels. Revenue from Canada was $2.5 billion, an increase of 15.8 percent over 1993, following a 6.1 percent decrease

                         MANAGEMENT DISCUSSION
    INTERNATIONAL BUSINESS MACHINES CORPORATION AND SUBSIDIARY COMPANIES


in 1993 versus 1992. Latin America revenue decreased .7 percent to $3.0 billion in 1994, following a 3.7 percent increase in 1993 over 1992.

The overall gross profit margin has been relatively stable for the last two years at approximately 39 percent. The gross profit margins continue to be affected by hardware pricing pressures and the company's shift to services revenue, which has lower gross profit margins than its hardware offerings.

The company reported net earnings of $3,021 million ($5.02 per common share), a net loss of $8,101 million ($14.22 per common share), and a net loss of $4,965 million ($8.70 per common share) for 1994, 1993, and 1992, respectively.

When adjusted for the FSC sale ($248 million or $.43 per common share) and the effect of increased amortization resulting from the change in software amortization periods ($192 million or $.33 per common share), net earnings for 1994 were $2,965 million ($4.92 per common share). This compares to a full-year 1993 net loss of $96 million ($.25 per common share) excluding the FSC results ($105 million or $.18 per common share), the effects of a restructuring charge of $7,996 million ($14.02 per common share), and the cumulative effect of $114 million ($.20 decrease in earnings per common share) as a result of the company's adoption of Statement of Financial Accounting Standards (SFAS) 112, "Employers' Accounting for Postemployment Benefits." In 1992, the company had net earnings of $1,328 million ($2.32 per common share) after excluding the FSC results of $89 million ($.16 per common share), the effects of a restructuring charge of $8,282 million ($14.51 per common share), and the cumulative benefit to earnings of $1,900 million ($3.33 per common share) as a result of the company's adoption of SFAS 109, "Accounting for Income Taxes."


hardware sales

(Dollars in millions)             1994            1993            1992

Total revenue           $       32,344  $       30,591  $       33,755
Total cost                      21,300          20,696          19,698
                         -------------   -------------   -------------
Gross profit            $       11,044  $        9,895  $       14,057
                         -------------   -------------   -------------
Gross profit margin               34.1%           32.3%           41.6%



Worldwide revenue from hardware sales increased 5.7 percent from 1993, following a decrease of 9.4 percent in 1993 from 1992. Worldwide gross profit dollars from hardware sales increased 11.6 percent from 1993, following a decrease of 29.6 percent in 1993 from 1992.

Revenue from processors decreased 2.8 percent from 1993, following a 27.6 percent decrease in 1993 from 1992. These decreases were primarily due to declines in System/390* processor revenue, resulting from continuing competitive pricing pressures associated with these products. AS/400 product revenue grew in 1994 over 1993, as the new advanced series processors showed strong growth. AS/400 product revenue declined in 1993 from 1992, primarily in Europe, due to lower volumes.

                         MANAGEMENT DISCUSSION
    INTERNATIONAL BUSINESS MACHINES CORPORATION AND SUBSIDIARY COMPANIES


Personal systems revenue grew 14.2 percent in 1994 over 1993, following a 27.6 percent increase in 1993 over 1992. The increases resulted from higher revenue from personal computers and strong growth for the RISC System/6000 products. The personal computer revenue continues to reflect severe price competition.

Storage products revenue decreased 26.1 percent in 1994 from 1993, following a decrease of 21.2 percent in 1993 from 1992. These declines were a result of continuing price competition across most storage products.

OEM hardware revenue grew 151.2 percent in 1994 over 1993, following a 132.1 percent increase in 1993 over 1992. These increases are primarily attributable to increased sales of merchant-market semiconductors and low-end storage files.

Information on revenue by classes of similar products or services is included on pages 74 and 75. The product trends demonstrated in this discussion and in that disclosure are indicative, in all material respects, of hardware sales activity.

The increase in hardware sales gross profit margin in 1994 was primarily driven by cost improvements in System/390 processors, offset by lower personal computer margins resulting from price pressures. Although the overall hardware margin increased, it continued to be impacted by pricing pressures on high-end products and personal computers. The decrease in 1993 gross profit margin from 1992 reflected pricing pressures on high-end products and personal computers. In addition, personal computer revenue, which carries a lower gross profit margin, was a proportionally larger part of hardware sales.

software

(Dollars in millions)              1994            1993            1992

Total revenue            $       11,346  $       10,953  $       11,103
Total cost                        4,680           4,310           3,924
                          -------------   -------------   -------------
Gross profit             $        6,666  $        6,643  $        7,179
                          -------------   -------------   -------------
Gross profit margin                58.8%           60.7%           64.7%

Software revenue increased 3.6 percent in 1994 from 1993, following a decline of
1.4 percent in 1993 from 1992. The increase in 1994 was primarily due to higher one-time-charge revenue associated with RISC System/6000 computer placements. The decline in 1993 was primarily a result of lower one-time-charge revenue reflecting decreased AS/400 computer placements.

Software gross profit dollars increased .3 percent in 1994 from 1993, following a decrease of 7.5 percent in 1993 from 1992. The 1994 software gross profit dollars and margin were affected by a change in the company's software amortization periods effective January 1, 1994. This change was a result of a continuing review of the company's portfolio of software offerings, software amortization periods, and recoverability of the capitalized investment in software products. The change reduced amortization periods to a maximum of four years to recognize more rapid advances in software technology and thus a shorter period over which to recover capitalized costs. This change resulted in increased amortization costs after tax of $192 million ($.33 per common share). Excluding the effects of this change, gross profit dollars would have increased 4.8 percent and the gross

                         MANAGEMENT DISCUSSION
    INTERNATIONAL BUSINESS MACHINES CORPORATION AND SUBSIDIARY COMPANIES


profit margin would have been 61.4 percent in 1994. The decrease in gross profit margin in 1993 from 1992 was partially a result of lower one-time-charge revenue as previously discussed and a higher level of program product write-offs that were recorded as a result of the continuing review of the company's portfolio of software offerings. Write-offs in 1994, 1993, and 1992, excluding the effects of changes in amortization lives, were $491 million, $327 million, and $62 million, respectively.

services

(Dollars in millions)                              1994            1993            1992

Services                                  $       9,715   $       7,648   $       5,530
Federal Systems Company                              --           2,063           1,822
                                           ------------    ------------    ------------
Services revenue excluding maintenance            9,715           9,711           7,352
Cost                                              7,769           8,279           6,051
                                           ------------    ------------    ------------
Gross profit                              $       1,946   $       1,432   $       1,301
                                           ------------    ------------    ------------
Gross profit margin                                20.0%           14.7%           17.7%


Maintenance revenue                       $       7,222   $       7,295   $       7,635
Cost                                              3,635           3,545           3,430
                                           ------------    ------------    ------------
Gross profit                              $       3,587   $       3,750   $       4,205
                                           ------------    ------------    ------------
Gross profit margin                                49.7%           51.4%           55.1%


Total services revenue                    $      16,937   $      17,006   $      14,987
Cost                                             11,404          11,824           9,481
                                           ------------    ------------    ------------
Gross profit                              $       5,533   $       5,182   $       5,506
                                           ------------    ------------    ------------
Gross profit margin                                32.7%           30.5%           36.7%


Services revenue, excluding maintenance, on an as-reported basis, was flat when compared to 1993. The 1994 results do not include operational results from FSC, which were included in 1993 and 1992 results. When adjusted for the effects of the FSC sale, services revenue continued to show strong overall growth, increasing 27.0 percent in 1994 over 1993, following an increase of 38.3 percent in 1993 over 1992. The increases were primarily driven by strong growth in managed operations for both systems and networks, consulting, and systems integration activity.

Services gross profit dollars, excluding maintenance, increased 35.9 percent, following an increase of 10.1 percent in 1993 over 1992. Adjusted for the FSC sale, 1994 gross profit dollars increased 54.0 percent over 1993, and 7.3 percent in 1993 versus 1992. The 1993 gross profit dollars were impacted by cost adjustments that were required on certain older contracts that were not expected to be profitable. The services gross profit margins adjusted for the FSC activity, excluding maintenance, were 20.0 percent, 16.5 percent, and 21.3 percent in 1994, 1993, and 1992, respectively.

Maintenance revenue decreased 1.0 percent from 1993, following a decrease of 4.4 percent in 1993 from 1992. Gross profit dollars decreased 4.4 percent year-over-year, following a decrease of 10.8 percent in 1993 from

                         MANAGEMENT DISCUSSION
    INTERNATIONAL BUSINESS MACHINES CORPORATION AND SUBSIDIARY COMPANIES


1992. Maintenance revenue and gross profit margins continue to be adversely affected by the competitive environment and resulting pricing pressures on maintenance offerings. This trend is expected to continue.

rentals and financing

(Dollars in millions)                      1994            1993            1992

Total revenue                     $       3,425   $       4,166   $       4,678
Total cost                                1,384           1,738           1,966
                                   ------------    ------------    ------------
Gross profit                      $       2,041   $       2,428   $       2,712
                                   ------------    ------------    ------------
Gross profit margin                        59.6%           58.3%           58.0%

Rentals and financing revenue decreased 17.8 percent from 1993, following a decrease of 10.9 percent in 1993 from 1992. Rentals and financing gross profit dollars decreased 15.9 percent from 1993, following a decrease of 10.5 percent in 1993 from 1992. These decreases are a result of lower financing volumes and reduced prices of IBM products being financed.

operating expenses

(Dollars in millions)                             1994            1993            1992

Selling, general and administrative     $       15,916  $       18,282  $       19,526
Percentage of revenue                             24.8%           29.2%           30.3%

Research, development and engineering   $        4,363  $        5,558  $        6,522
Percentage of revenue                              6.8%            8.9%           10.1%


Selling, general and administrative (SG&A) expense decreased 12.9 percent from 1993, which followed a decrease of 6.4 percent in 1993 from 1992. The 1994 decrease includes the before-tax gain from the FSC sale. Without this gain, SG&A decreased 10.9 percent. These decreases reflect the results of the company's focus on productivity, restructuring programs, and expense controls. Work-force-related SG&A decreased 6.9 percent from 1993, which followed a decrease of 11.7 percent from 1992. The component of SG&A that is not work force related decreased in 1994, primarily as a result of the gain from the FSC sale, lower provisions for accounts receivable, and increased royalty/patent income over 1993 levels. Late in 1994, the Mexican economy suffered severe disruptions, which caused a rapid decline in the Mexican Peso. As a result, the company incurred a $27 million exchange loss, which is recorded in SG&A.

Research, development and engineering expense decreased 21.5 percent in 1994, following a decrease of 14.8 percent in 1993 from 1992. The reductions reflect the company's focus on productivity and expense controls, which resulted in elimination of redundant efforts and reprioritization of development activities to areas such as microprocessors, RISC technology, networking, personal computers, and desktop software.

                         MANAGEMENT DISCUSSION
    INTERNATIONAL BUSINESS MACHINES CORPORATION AND SUBSIDIARY COMPANIES


restructuring charges

No restructuring charges were recorded in 1994. Restructuring charges were $8.9 billion in 1993 and $11.6 billion in 1992. These charges include expenses associated with work force reductions, facility consolidations, capacity reductions, and other related actions to streamline the company. These charges are discussed further on pages 60 and 61.

other income

Other income, principally interest, was $1.4 billion in 1994, an increase of
23.7 percent from 1993, which almost doubled when compared to 1992 levels. The 1994 increase reflects higher levels of available cash and higher interest rates versus 1993. The 1993 increase over 1992 reflects higher levels of available cash and higher interest rates in countries whose economic environment is highly inflationary, notably Brazil. Although other income increased, exchange losses from currency revaluations of cash largely offset the increase. Exchange losses are reflected in SG&A expense.

In July 1994, the Brazilian government converted to a new currency, the Real. The new currency is tied to the U.S. dollar as part of the government's economic plan to reduce inflation and stabilize the economy. If the changes in Brazil are successful, it is anticipated that the economic plan will have the effect of lowering the company's interest income and interest expense, as well as the exchange gains and losses associated with the local currency cash deposits and borrowings. Other income and interest expense amounts decreased significantly during the second half of 1994 compared with previous periods of 1994 and 1993 as a result of this change. Conversely, the Mexican Peso and economy continue to experience disruption. While the company's operations in Mexico are not as significant as its Brazilian operations, high-priority attention is being given to strategies to minimize exchange impacts.

provision for income taxes

The provision for income taxes resulted in a charge of $2,134 million in 1994, a benefit of $810 million in 1993, and a benefit of $2,161 million in 1992.
The 1994 provision was based on earnings before income taxes of $5,155 million, resulting in an effective tax rate of 41 percent for 1994. The effective tax rates of (9) percent in 1993 and (24) percent in 1992 were principally due to limited tax benefits on restructuring charges, along with a high effective tax rate on earnings in certain non-U.S. operations. Excluding the effects of restructuring charges, the effective tax rates were 94 percent in 1993 and 46 percent in 1992. The high effective tax rate in 1993 resulted from earnings in non-U.S. operations of $1.3 billion at an average tax rate of 50.2 percent, offset by a loss before taxes in the United States of $1.1 billion at a tax rate of 44.5 percent.

The company accounts for income taxes under SFAS 109, "Accounting for Income Taxes," which provides for recognition of deferred tax assets if realization of such assets is more likely than not. In assessing the likelihood of realization, management considered estimates of future taxable income. The total amount of U.S. federal taxable income needed to realize U.S. federal deferred tax assets, net of valuation allowances, is approximately

                         MANAGEMENT DISCUSSION
    INTERNATIONAL BUSINESS MACHINES CORPORATION AND SUBSIDIARY COMPANIES


$14.0 billion as compared to approximately $15.0 billion in 1993. In estimating the amount of U.S. taxable income that may be available to the company to utilize as many deferred tax assets as possible, the last three years' U.S. taxable income was considered. This was approximately $200 million (estimated income) in 1994, $(1.2) billion loss for 1993, and $4.4 billion income for 1992. In addition, consideration was given to the impact of the announced restructuring actions on the company's future taxable income and tax planning strategies related to research and development costs.

changes in accounting principles

The company implemented SFAS 112, "Employers' Accounting for Postemployment Benefits," effective January 1, 1993. The cumulative effect of adopting this standard, which is discussed further on page 54, was a one-time charge of $114 million (net of approximately $61 million of income tax benefits). Most of this charge was included in U.S. operations.

Effective January 1, 1992, the company implemented SFAS 109, "Accounting for Income Taxes." The cumulative effect of adopting this standard was a one-time benefit to net earnings of $1,900 million for recognition of previously unrecognized tax benefits.

fourth quarter

For the quarter ended December 31, 1994, the company had net earnings of $1,230 million ($2.06 per common share) compared to net earnings of $382 million ($.62 per common share) in the fourth quarter of 1993. Revenue for the fourth quarter of 1994 totaled $19.9 billion, an increase of 2.6 percent when compared to the same period of 1993. Fourth quarter 1994 revenue increased 6.6 percent over 1993 levels when adjusted for the sale of FSC.

On a geographic basis, revenue from Europe was $7.6 billion in the fourth quarter, an increase of 7.8 percent over the same period of last year. Asia-Pacific revenue grew 10.9 percent to $3.4 billion compared to the fourth quarter of 1993. Revenue from Canada was $.8 billion, an increase of 19.4 percent over 1993's fourth quarter. U.S. fourth-quarter revenue was $7.0 billion, an increase of 4.6 percent over the same period of last year after adjusting for the FSC sale. Revenue from Latin America declined 6.5 percent to $1.1 billion compared to the fourth quarter of 1993.

Revenue gains resulting from currency rate fluctuation were largely offset by increases in costs and expenses due to currency. Revenue on a constant currency basis grew approximately 3 percent in the quarter.

Total hardware sales increased 2.5 percent to $10.6 billion in the fourth quarter compared to the same period of 1993, while total software revenue grew 6.9 percent to $3.3 billion. Services revenue increased 3.8 percent to $3.3 billion or 31.4 percent when adjusted for the sale of FSC compared to the fourth quarter of 1993. Maintenance revenue increased 1.9 percent to $1.8 billion in the quarter over the prior year, and rentals and financing revenue declined
12.5 percent to $862 million.

Within specific hardware product areas, AS/400 and RISC System/6000 revenue continued to show strong growth. Mainframe and high-end storage products revenue declined primarily as a result of year-over-year price reductions. Personal computer revenue declined with particular weakness in the U.S.
Revenue from sales of OEM products continued to show strong growth, particularly in the semiconductor area.

                         MANAGEMENT DISCUSSION
    INTERNATIONAL BUSINESS MACHINES CORPORATION AND SUBSIDIARY COMPANIES


The company's overall gross profit margin, which has held steady for the last two years, was 40.6 percent compared to 38.2 percent in the fourth quarter of 1993. Total expenses, including net interest expense, declined 10.9 percent in the fourth quarter of 1994 compared to the same period of 1993.

financial condition

The company's financial condition improved significantly during 1994, with increases in cash and stockholders' equity and decreases in outstanding debt and total liabilities.

working capital

(Dollars in millions)                1994            1993

Current assets             $       41,338  $       39,202
Current liabilities                29,226          33,150
                             ------------    ------------
        Working capital    $       12,112  $        6,052
                             ------------    ------------

        Current ratio              1.41:1          1.18:1


Current assets increased $2.1 billion due to increases in cash, cash equivalents, and marketable securities of $3.4 billion and accounts receivable of $2.1 billion, offset by decreases of $1.2 billion in inventories and $2.2 billion in prepaid expenses. The increase in cash, cash equivalents, and marketable securities is primarily attributable to cash generated from operations and $1.5 billion in proceeds from the sale of FSC, offset by net cash utilized to settle outstanding debt of $6.1 billion, and net cash outflow of $2.8 billion due to the company's restructuring programs. The increase in accounts receivable largely reflects strong year-end business volumes, and the company's efforts to reduce the securitization and factoring of receivables. The decline in inventories from year-end 1993 levels results from ongoing efforts to better manage the company's inventories, particularly personal computer inventories. Lower prepaid expenses resulted from the disposition of FSC net assets, which were being held for sale, as well as a decrease in current deferred tax assets.

Current liabilities decreased $3.9 billion from December 31, 1993, with declines of $2.5 billion in short-term debt and $2.5 billion in other accrued expenses and liabilities, offset by a net increase of $1.1 billion in other current liabilities (increases in taxes, accounts payable, and compensation and benefits, and a slight decrease in deferred income). The reduction in short-term debt is driven by the company's efforts to reduce its overall debt obligations, while the decline in other accrued expenses and liabilities is due to lower restructuring accrual balances from implementation of the company's restructuring programs.

investments

The company's capital expenditures for plant, rental machines and other property were $3.1 billion for the year ended December 31, 1994, a decrease of $.1 billion from 1993. The net book value of plant, rental machines and other property declined $.9 billion from 1993, primarily due to depreciation exceeding current levels of capital additions.

                         MANAGEMENT DISCUSSION
    INTERNATIONAL BUSINESS MACHINES CORPORATION AND SUBSIDIARY COMPANIES


In addition to software development expense included in research, development and engineering expense, the company capitalized $1.4 billion of software costs during 1994, versus the $1.5 billion capitalized in 1993. Amortization of capitalized software costs amounted to $2.1 billion for 1994, an increase of $.1 billion from 1993. This amortization included $.3 billion in accelerated amortization of capitalized software costs resulting from the software amortization change implemented in the first quarter of 1994. This change is discussed on pages 38 and 39.

debt and equity

(Dollars in millions)                      1994             1993

Short-term debt                   $       9,570   $       12,097
Long-term debt                           12,548           15,245
                                    ------------    ------------
        Total debt                $      22,118   $       27,342
                                    ------------    ------------
Stockholders' equity              $      23,413   $       19,738
                                    ------------    ------------
Long-term debt/equity                      53.6%            77.2%

Long-term debt declined $2.7 billion from December 31, 1993, due to the company's continuing focus on reduction of its outstanding debt obligations; long-term debt issued in support of the company's financing activities declined $1.9 billion, while "core" long-term debt declined $.8 billion in 1994.

Other non-current liabilities increased $2.8 billion from year-end 1993, due primarily to the redesignation of restructuring reserves in addition to increases in postretirement benefit reserves.

The company has accrued for environmental matters, including estimated costs of cleanup of Superfund sites, operating facilities, and restoration and monitoring costs related to the closure of facilities. The company also has environmental programs in place which include investment in state-of-the-art facilities for environmental protection as well as other programs to ensure compliance with government regulations and the company's commitment to responsible environmental practices. Environmental costs, including costs associated with complying with existing environmental regulations, are not expected to materially affect the company's financial position or results of operations in future periods. Further discussion appears in note L on pages 61 and 62.

Stockholders' equity increased $3.7 billion from December 31, 1993, resulting from increases of $2.4 billion in retained earnings, $1.0 billion in translation adjustments, and $.3 billion in common stock transactions.

currency rate fluctuations

Approximately 90 percent of the company's non-U.S. business is conducted in local currency environments. With the majority of worldwide currencies strengthening versus the U.S. dollar in 1994, assets and liabilities denominated in local currencies translate into more U.S. dollars. Changes in net worth arising from these currency fluctuations are accumulated in the translation adjustments component of stockholders' equity. As of December 31, 1994, the cumulative translation adjustment was $2.7 billion, an increase of $1.0 billion over 1993.

                         MANAGEMENT DISCUSSION
    INTERNATIONAL BUSINESS MACHINES CORPORATION AND SUBSIDIARY COMPANIES


In high-inflation environments, such as parts of Latin America, translation adjustments are reflected in period income, as required by SFAS 52, "Foreign Currency Translation." Generally, the company minimizes currency risk in these countries by linking prices and contracts to U.S. dollars and by financing operations locally.

The company has been, to a great degree, buffered from currency risk in its business operations by manufacturing, developing and procuring a significant portion of its product line in non-U.S. countries, so that costs reflect local economic conditions. Also, financial hedging instruments are used to minimize currency risks related to the company's customer financing transactions and the repatriation of dividends and royalties. Currency rate variations did not have a material effect on the company's operating results in 1994, 1993, or 1992. Revenue gains in 1994, resulting from currency rate fluctuations, were largely offset by increases in costs and expenses due to currency movements.

liquidity

In December 1993, the company entered into a $10.0 billion committed global credit facility as part of the company's ongoing efforts to ensure appropriate levels of liquidity. As of December 31, 1994, $9.4 billion was unused and still available. Further discussion appears in note T on page 71.

At year-end 1994, the company had a net balance of $1.8 billion in assets under management from the securitization of lease and trade receivables. This amount is $1.3 billion lower than the 1993 year-end balance of $3.1 billion. Further discussion appears in note U on page 71.

During 1994, the company issued, in lieu of purchasing on the open market, 5.7 million shares of common stock, which has been sold to employees under the IBM Employees 1990 Stock Purchase Plan. Also, during 1994, the company contributed
 .7 million shares of common stock, as well as cash, to the IBM Retirement Plan Trust Fund.

In October of 1994, Moody's Investors Service upgraded its short-term debt rating for IBM and its rated subsidiaries to "Prime-1" from "Prime-2."

The following table summarizes the company's cash flow from operating, investing, and financing activities as prescribed by Generally Accepted Accounting Principles (GAAP), as reflected in the Consolidated Statement of Cash Flows on page 50:

(Dollars in millions)                           1994           1993            1992

Net cash provided from (used in):
        Operating activities              $   11,793     $    8,327     $     6,274
        Investing activities                  (3,426)        (4,202)         (5,878)
        Financing activities                  (6,412)        (1,914)            654
Effect of exchange rate changes
        on cash and cash equivalents             106           (796)           (549)
                                         -----------    ------------    ------------
Net change in cash and cash equivalents   $    2,061     $    1,415     $       501

                         MANAGEMENT DISCUSSION
    INTERNATIONAL BUSINESS MACHINES CORPORATION AND SUBSIDIARY COMPANIES


The improvement in 1994 cash flow from operations, compared with the 1993 period, was mainly driven by the increase in earnings and lower inventories, offset by cash outlays associated with the company's restructuring activities.

The period-to-period improvement in cash flow from investing activities primarily results from the proceeds derived from the sale of FSC in the first quarter of 1994.

The increase in net cash outflow from financing activities in 1994 is due principally to the company's ongoing efforts to reduce its overall outstanding debt obligations.

The company's "core" business involves the sales of information technology products and services as distinct from its customer financing and certain other activities. The company believes it is important to understand the different dynamics of these two businesses. Therefore, the company has derived a model for separately measuring cash flow of the "core" business. The model is not intended to replace the GAAP cash flow above, but is supplementary in nature. Under this model, "core" cash flow from operations was approximately $6.9 billion in 1994. Operations, as defined in this model, includes operating and investing activities, but excludes the impact of changes in customer financing assets and net cash proceeds from securitization of trade accounts receivable, which are viewed as financing in nature.

financing risks

Customer financing is an integral part of the company's total worldwide offerings. Financial results of customer financing can be found on pages 62 through 65. Inherent in customer financing are certain risks: credit, interest rate, currency and residual value. The company manages credit risk through comprehensive credit evaluations and pricing practices. To manage the risks associated with an uncertain interest rate environment, the company pursues a funding strategy of substantially matching the terms of its debt with the terms of its assets. Currency risks are managed by denominating liabilities in the same currency as the assets.

Residual value risk is managed by developing projections of future equipment values at lease inception, reevaluating these projections periodically, and effectively deploying remarketing capabilities to recover residual values, and potentially earning a profit. In 1994 and 1993, the remarketing effort generated profits. The following table depicts an approximation of the unguaranteed residual value maturities for the company's sales-type leases, as well as a projection of net book value of operating leases at the end of the lease terms as of December 31, 1993 and 1994. The following schedule excludes approximately $50 million of estimated residual value associated with non-information technology equipment.

                            Total         Run Out of 1994 Residual Value Balance
                         -----------     ---------------------------------------

(Dollars in millions)   1993    1994    1995    1996    1997    1998    1999

Sales-type leases     $  760 $   535  $  210  $  200  $   95   $  25   $   5
Operating leases         250     140      75      40      20       5      --
                      ------ -------  ------  ------  ------   -----   -----
Total residual value  $1,010 $   675  $  285  $  240  $  115   $  30   $   5

                         MANAGEMENT DISCUSSION
    INTERNATIONAL BUSINESS MACHINES CORPORATION AND SUBSIDIARY COMPANIES


federal systems company

The sale of FSC to Loral Corporation for $1.503 billion in cash had a closing date of March 1, 1994, and was effective January 1, 1994. This transaction resulted in an after-tax net gain of $248 million ($.43 per common share) in the company's first-quarter 1994 results. The net gain reflects the impact of certain contractual, employee postemployment, and other obligations, which included amounts for the Advanced Automation System contract for the Federal Aviation Authority, that the company recorded as part of the sale. The sale also resulted in a decrease of $752 million in prepaid expenses and other current assets, which represents the net assets associated with FSC. Additionally, as a result of this sale, approximately 10,000 people have either transferred to Loral, retired, or are on a preretirement leave from the company.

FSC marketed specialized products and services to the defense, space, and other agencies of the U.S. government and several non-U.S. governments. Federal Systems Marketing, which sells the company's standard products to government agencies, was not part of the transaction. In 1993, FSC had, on a stand-alone basis, net earnings of $58 million on revenues of $2.3 billion.

employees


                                                           Percentage Changes
                                         1994       1993       1992    1994-93   1993-92
IBM/wholly owned subsidiaries         219,839    256,207    301,542     (14.2)%   (15.0)%
Less than wholly owned subsidiaries    23,200     10,989      6,468     111.1%     69.9%
Complementary                          35,000     35,000     29,000       0.0%     20.7%



As of December 31, 1994, regular employees were down 36,368 from 1993 and 81,703 from 1992. The company continues to form business entities to enhance efficiencies and achieve its strategic objectives. Some of these entities, while less than wholly owned, are consolidated into the company's financial statements. The increase in employees in the less than wholly owned subsidiaries category in 1994 results primarily from the formation of the following IBM business ventures: Technology Service Solutions (U.S.) - 4,920; Information Services Group Limited (South Africa) - 1,400; and Integrated Systems Solutions Corporation (Australia) - 1,059.

The company's complementary work force comprises equivalent full-time workers hired under temporary, part-time, and limited-term-employment arrangements to meet specific short-term business needs in a flexible and cost-effective manner.

looking forward

Although the company returned to profitability in 1994, significant challenges remain. The company must continue to focus on productivity improvements, growth industries and emerging markets, costs and implementation of its long-term strategies. This is particularly true within the Personal Computer Company and desktop software. In 1995, the company will reduce its expenses as re-engineering and restructuring programs continue. The company plans to reduce total annual expenses $8.0 billion from 1992 levels by mid-1996. This is $1.0 billion more than its previously stated goal. At year-end 1994, annual expenses had decreased by $6.3 billion when compared with full-year 1992 levels.

                   CONSOLIDATED STATEMENT OF OPERATIONS
     INTERNATIONAL BUSINESS MACHINES CORPORATION AND SUBSIDIARY COMPANIES


Dollars in millions except per share amounts)
For the year ended December 31:         Notes      1994        1993        1992
Revenue:
Hardware sales                                $  32,344  $   30,591  $   33,755
Software                                         11,346      10,953      11,103
Services                                          9,715       9,711       7,352
Maintenance                                       7,222       7,295       7,635
Rentals and financing                    N}       3,425       4,166       4,678
- -------------------------------------------------------------------------------
Total revenue                                    64,052      62,716      64,523
- -------------------------------------------------------------------------------
Cost:
Hardware sales                                   21,300      20,696      19,698
Software                                          4,680       4,310       3,924
Services                                          7,769       8,279       6,051
Maintenance                                       3,635       3,545       3,430
Rentals and financing                             1,384       1,738       1,966
- -------------------------------------------------------------------------------
Total cost                                       38,768      38,568      35,069
- -------------------------------------------------------------------------------

Gross profit                                     25,284      24,148      29,454
- -------------------------------------------------------------------------------
Operating expenses:
Selling, general and administrative              15,916      18,282      19,526
Research, development and engineering    I}       4,363       5,558       6,522
Restructuring charges                    J}          --       8,945      11,645
- -------------------------------------------------------------------------------
Total operating expenses                         20,279      32,785      37,693
- -------------------------------------------------------------------------------

Operating income (loss)                           5,005      (8,637)     (8,239)
Other income, principally interest                1,377       1,113         573
Interest expense                         K}       1,227       1,273       1,360
- --------------------------------------------------------------------------------
Earnings (loss) before income taxes               5,155      (8,797)     (9,026)

Provision (benefit) for income taxes     H}       2,134        (810)     (2,161)
- --------------------------------------------------------------------------------
Net earnings (loss) before changes
        in accounting principles                  3,021      (7,987)     (6,865)
Effect of changes in accounting
        principles                       B}          --        (114)      1,900
- --------------------------------------------------------------------------------
Net earnings (loss)                               3,021      (8,101)     (4,965)
Preferred stock dividends                            84          47          --
- --------------------------------------------------------------------------------
Net earnings (loss) applicable
        to common shareholders                $   2,937  $   (8,148) $   (4,965)
- --------------------------------------------------------------------------------

Per share of common stock amounts:
Before changes in accounting principles       $    5.02  $   (14.02) $   (12.03)
Effect of changes in accounting
        principles                       B}          --        (.20)       3.33
- --------------------------------------------------------------------------------
Net earnings (loss) applicable to common
        shareholders                          $    5.02  $   (14.22) $    (8.70)
- --------------------------------------------------------------------------------


Average number of common shares outstanding:
1994-584,958,699; 1993-573,239,240; 1992-570,896,489
The notes on pages 52 through 78 are an integral part of this statement.

                  CONSOLIDATED STATEMENT OF FINANCIAL POSTION
    INTERNATIONAL BUSINESS MACHINES CORPORATION AND SUBSIDIARY COMPANIES


(Dollars in millions)

At December 31:                                  Notes        1994          1993

Assets
Current assets:
Cash                                                      $  1,240   $      873
Cash equivalents                                             6,682        4,988
Marketable securities                             C}         2,632        1,272
Notes and accounts receivable--trade,
  net of allowances                                         14,018       11,676
Sales-type leases receivable                                 6,351        6,428
Other accounts receivable                                    1,164        1,308
Inventories                                       D}         6,334        7,565
Prepaid expenses and other current assets                    2,917        5,092
- -------------------------------------------------------------------------------
Total current assets                                        41,338       39,202
- -------------------------------------------------------------------------------
Plant, rental machines and other property         E}        44,820       47,504
Less: Accumulated depreciation                              28,156       29,983
- -------------------------------------------------------------------------------
Plant, rental machines and other property--net              16,664       17,521
- -------------------------------------------------------------------------------
Software, less accumulated amortization
        (1994, $10,793; 1993, $10,143)                       2,963        3,703
Investments and sundry assets                     F}        20,126       20,687
- -------------------------------------------------------------------------------
Total assets                                             $  81,091   $   81,113
- -------------------------------------------------------------------------------
Liabilities and Stockholders' Equity
Current liabilities:
Taxes                                             H}     $   1,771   $    1,589
Short-term debt                                   G}         9,570       12,097
Accounts payable                                             3,778        3,400
Compensation and benefits                                    2,702        2,053
Deferred income                                              3,475        3,575
Other accrued expenses and liabilities                       7,930       10,436
- -------------------------------------------------------------------------------
Total current liabilities                                   29,226       33,150
- -------------------------------------------------------------------------------
Long-term debt                                    G}        12,548       15,245
Other liabilities                                 L}        14,023       11,177
Deferred income taxes                             H}         1,881        1,803
- -------------------------------------------------------------------------------
Total liabilities                                           57,678       61,375
- -------------------------------------------------------------------------------
Contingencies                                     M}
Stockholders' equity:
Preferred stock, par value $.01 per share--
        shares authorized: 150,000,000
        shares issued: 1994--11,145,000;
        1993--11,250,000                          V }        1,081        1,091
Common stock, par value $1.25 per share--
        shares authorized: 750,000,000
        shares issued: 1994--588,180,244;
        1993--581,388,475                                    7,342        6,980
Retained earnings                                           12,352       10,009
Translation adjustments                                      2,672        1,658
Treasury stock, at cost (shares: 1994--469,500;
        1993--2,679)                                           (34)         --
- -------------------------------------------------------------------------------
Total stockholders' equity                                  23,413       19,738
- -------------------------------------------------------------------------------
Total liabilities and stockholders' equity               $  81,091   $   81,113
- -------------------------------------------------------------------------------

The notes on pages 52 through 78 are an integral part of this statement.

                      CONSOLIDATED STATEMENT OF CASH FLOWS
    INTERNATIONAL BUSINESS MACHINES CORPORATION AND SUBSIDIARY COMPANIES



(Dollars in millions)

For the year ended December 31:                    1994         1993       1992
Cash flow from operating activities:
Net earnings (loss)                           $   3,021   $   (8,101)   $   (4,965)
Adjustments to reconcile net earnings
        (loss) to cash provided from
        operating activities:
Effect of changes in accounting
        principles                                   --          114        (1,900)
Effect of restructuring charges                  (2,772)       5,230         8,312
Depreciation                                      4,197        4,710         4,793
Deferred income taxes                               825       (1,335)       (3,356)
Amortization of software                          2,098        1,951         1,466
(Gain) loss on disposition of
        investment assets                           (11)         151            54
Other changes that provided (used) cash:
        Receivables                                 653        1,185         1,052
        Inventories                               1,518          583           704
        Other assets                                187        1,865           110
        Accounts payable                            305          359          (311)
        Other liabilities                         1,772        1,615           315
- -----------------------------------------------------------------------------------
Net cash provided from operating activities      11,793        8,327         6,274
- -----------------------------------------------------------------------------------
  Cash flow from investing activities:
  Payments for plant, rental machines
        and other property                       (3,078)      (3,154)       (4,751)
  Proceeds from disposition of plant,
          rental machines and other
          property                                  900          793           633
  Investment in software                         (1,361)      (1,507)       (1,752)
  Purchases of marketable securities and
          other investments                      (3,866)      (2,721)       (3,284)
  Proceeds from marketable securities and
          other investments                       2,476        2,387         3,276
  Proceeds from the sale of Federal
          Systems Company                         1,503           --            --
- -----------------------------------------------------------------------------------
  Net cash used in investing activities          (3,426)      (4,202)       (5,878)
- -----------------------------------------------------------------------------------
  Cash flow from financing activities:
  Proceeds from new debt                          5,335       11,794        10,045
  Payments to settle debt                        (9,445)      (8,741)      (10,735)
  Short-term borrowings less than 90 days-net    (1,948)      (5,247)        4,199
  Preferred stock transactions-net                  (10)       1,091            --
  Common stock transactions-net                     318          122           (90)
  Cash dividends paid                              (662)        (933)       (2,765)
- -----------------------------------------------------------------------------------
  Net cash (used in) provided from
        financing activities                     (6,412)      (1,914)          654
- -----------------------------------------------------------------------------------

Effect of exchange rate changes on cash and
        cash equivalents                            106         (796)         (549)

- -----------------------------------------------------------------------------------
Net change in cash and cash equivalents           2,061        1,415           501
Cash and cash equivalents at January 1            5,861        4,446         3,945
- -----------------------------------------------------------------------------------
Cash and cash equivalents at December 31      $   7,922   $    5,861    $    4,446
- -----------------------------------------------------------------------------------
Supplemental data:
Cash paid during the year for:
Income taxes                                  $     287   $      452    $    1,297
Interest                                      $   2,132   $    2,410    $    3,132
- ----------------------------------------------------------------------------------




The notes on pages 52 through 78 are an integral part of this statement.


                                    CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY
                           INTERNATIONAL BUSINESS MACHINES CORPORATION AND SUBSIDIARY COMPANIES


(Dollars in millions)
                                               Preferred       Common     Retained     Translation     Treasury
                                               Stock           Stock      Earnings     Adjustments     Stock            Total
1992
Stockholders' equity, January 1, 1992         $       --    $   6,531   $   26,983     $    3,196     $    (31)   $    36,679
Net loss                                                                    (4,965)                                    (4,965)
Cash dividends declared-common stock                                        (2,765)                                    (2,765)
Common stock issued under employee
        plans (442,581 shares)                                     26                                                      26
Purchases (8,097,681 shares) and sales
        (8,073,124 shares) of treasury stock
        under employee plans-net                                              (129)                          6           (123)
Tax reductions-employee plans                                       6                                                       6
Translation adjustments                                                                    (1,234)                     (1,234)
- ------------------------------------------------------------------------------------------------------------------------------
Stockholders' equity, December 31, 1992               --        6,563       19,124          1,962          (25)        27,624
1993
Net loss                                                       (8,101)                                                 (8,101)
Cash dividends declared-common stock                             (905)                                                   (905)
Cash dividends declared-preferred stock                           (47)                                                    (47)
Preferred stock issued
         (11,250,000 shares)                        1,091                                                               1,091
Common stock issued under employee
        plans (3,765,854 shares)                                  159                                                     159
Common stock issued to U.S. pension
        plan fund (5,828,970 shares)                              258                                                     258
Purchases (6,099,023 shares) and sales
        (6,452,566 shares) of treasury stock
        under employee plans-net                                               (62)                         25            (37)
Translation adjustments                                                                      (304)                       (304)
- ------------------------------------------------------------------------------------------------------------------------------
Stockholders' equity, December 31, 1993             1,091       6,980       10,009          1,658           --         19,738

1994
Net earnings                                                                 3,021                                      3,021
Cash dividends declared-common stock                                          (585)                                      (585)
Cash dividends declared-preferred stock                                        (84)                                       (84)
Preferred stock purchased and retired
        (105,000 shares)                              (10)                                                                (10)
Common stock issued under employee
        plans (6,120,255 shares)                                  318                                                     318
Common stock issued to U.S. pension
        plan fund (671,030 shares)                                 39                                                      39
Purchases (1,401,740 shares) and sales
        (934,919 shares) of treasury stock
        under employee plans-net                                                (9)                        (34)           (43)
Tax reductions-employee plans                           5                                                                   5
Translation adjustments                                                                     1,014                       1,014
- ------------------------------------------------------------------------------------------------------------------------------
Stockholders' equity, December 31, 1994       $     1,081   $   7,342   $   12,352     $   2,672      $    (34)    $   23,413
- ------------------------------------------------------------------------------------------------------------------------------



The notes on pages 52 through 78 are an integral part of this statement.

                 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
    INTERNATIONAL BUSINESS MACHINES CORPORATION AND SUBSIDIARY COMPANIES




A} significant accounting policies

Principles of Consolidation
The consolidated financial statements include the accounts of International Business Machines Corporation and its majority owned subsidiary companies. Investments in business entities in which IBM does not have control, but has the ability to exercise significant influence over operating and financial policies (generally 20--50 percent ownership), are accounted for by the equity method. Other investments are accounted for by the cost method.

Revenue

Revenue from hardware sales or sales-type leases is recognized when the product is shipped. Revenue from one-time-charge licensed software is recognized when the program is shipped with an appropriate deferral for post-contract customer support. This deferral is earned over the support period. Revenue from monthly software licenses is recognized as license fees accrue; from maintenance and services over the contractual period, or as the services are performed;
from rentals and operating leases, monthly as the fees accrue; and from financing at level rates of return over the term of the lease or receivable. Revenue is reduced for estimated customer returns and allowances.

Selling Expenses

Selling expenses are charged against income as incurred.

Income Taxes

Income tax expense is based on reported earnings before income taxes.
Deferred income taxes reflect the impact of temporary differences between assets and liabilities recognized for financial reporting purposes and such amounts recognized for tax purposes. In accordance with Statement of Financial Accounting Standards (SFAS) 109, "Accounting for Income Taxes," these deferred taxes are measured by applying currently enacted tax laws.

Translation of Non-U.S. Currency Amounts

Assets and liabilities of non-U.S. subsidiaries that operate in a local currency environment are translated to U.S. dollars at year-end exchange rates. Income and expense items are translated at average rates of exchange prevailing during the year. Translation adjustments are accumulated in a separate component of stockholders' equity. Inventories and plant, rental machines and other property of non-U.S. subsidiaries and branches that operate in U.S. dollars or whose economic environment is highly inflationary are translated at approximate exchange rates prevailing when acquired. All other assets and liabilities are translated at year-end exchange rates. Inventories charged to cost of sales and depreciation are translated at historical exchange rates. All other income and expense items are translated at average rates of exchange prevailing during the year. Gains and losses that result from translation are included in earnings.

                 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
    INTERNATIONAL BUSINESS MACHINES CORPORATION AND SUBSIDIARY COMPANIES


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

Software

Costs related to the conceptual formulation and design of licensed programs are expensed as research and development. Costs incurred subsequent to establishment of technological feasibility to produce the finished product are capitalized. The annual amortization of the capitalized amounts is the greater of the amount computed based on the estimated revenue distribution over the products' revenue-producing lives, or the straight-line method, and is applied over periods ranging from two to four years. Periodic reviews are performed to ensure that unamortized program costs remain recoverable over future revenues. Costs to support or service licensed programs are charged against income as incurred, or when related revenue is recognized, whichever occurs first.

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

Common Stock

Common stock refers to the $1.25 par value capital stock, as designated in the company's Certificate of Incorporation. Earnings (loss) per common share amounts are computed by dividing earnings (loss) after deduction of preferred stock dividends by the average number of common shares outstanding in the period.

B} accounting changes

Effective January 1, 1994, the company implemented SFAS 115, "Accounting for Certain Investments in Debt and Equity Securities." Adoption of this standard had no impact on the company's Consolidated Statement of Operations, and the Consolidated Statement of Financial Position was not materially affected. Prior years' consolidated financial statements have not been restated to reflect this change.

                 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
    INTERNATIONAL BUSINESS MACHINES CORPORATION AND SUBSIDIARY COMPANIES



Effective January 1, 1993, the company implemented SFAS 112, "Employers' Accounting for Postemployment Benefits." While the company was generally in compliance with the standard prior to adoption, a charge was taken to recognize the cost of certain benefits, primarily related to healthcare for employees on disability. The cumulative effect of adopting this standard was a one-time charge of $114 million (net of approximately $61 million of income tax benefits). Prior years' consolidated financial statements were not restated to reflect this change.

In 1992, the company implemented SFAS 109, "Accounting for Income Taxes.'' This standard superseded the previous accounting standard for income taxes, SFAS 96, which the company adopted in 1988. Under SFAS 109, the company recognizes deferred tax assets if it is more likely than not that a benefit will be realized. The cumulative effect of this accounting change, which was to recognize previously unrecognized tax benefits for years prior to January 1, 1992, increased net earnings for 1992 by $1,900 million, or $3.33 per common share.

The Financial Accounting Standards Board issued SFAS 114, "Accounting by Creditors for Impairment of a Loan," in May 1993 and SFAS 118, "Accounting by Creditors for Impairment of a Loan -- Income Recognition and Disclosure," an amendment of SFAS 114, in October 1994. These standards prescribe impairment measurements and reporting related to certain loans. SFAS 114 and SFAS 118 are effective for fiscal years beginning after December 15, 1994. The implementation of these standards is not expected to have a material effect on the financial position or results of operations of the company.

C} marketable securities
                                                         At December 31:
(Dollars in millions)                                    1994          1993

U.S. government securities                        $     1,020   $       702
Time deposits and other bank obligations                  459           515
Non-U.S. government securities and
        other fixed-term obligations                    1,153            55
                                                  -----------   -----------
Total, which approximates market value            $     2,632   $     1,272
                                                  -----------   -----------
D} inventories
                                                         At December 31:
(Dollars in millions)                                    1994          1993

Finished goods                                    $     1,442   $     1,906
Work in process                                         4,636         5,539
Raw materials                                             256           120
                                                  -----------   -----------
Total                                             $     6,334   $     7,565
                                                  -----------   -----------

                 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
    INTERNATIONAL BUSINESS MACHINES CORPORATION AND SUBSIDIARY COMPANIES



E} plant, rental machines and other property
                                                         At December 31:
(Dollars in millions)                                    1994          1993

Land and land improvements                        $     1,437   $     1,422
Buildings                                              13,093        13,314
Plant, laboratory and office equipment                 27,084        29,829
                                                  -----------   -----------
                                                       41,614        44,565
Less: Accumulated depreciation                         26,299        28,576
                                                  -----------   -----------
                                                       15,315        15,989

Rental machines and parts                               3,206         2,939
Less: Accumulated depreciation                          1,857         1,407
                                                  -----------   -----------
                                                        1,349         1,532

                                                  -----------   -----------
Total                                             $    16,664   $    17,521
                                                  -----------   -----------
F} investments and sundry assets
                                                         At December 31:
(Dollars in millions)                                    1994          1993
Net investment in sales-type leases*              $    15,838   $    17,518
Less: Current portion-net                               6,351         6,428
                                                  -----------   -----------
                                                        9,487        11,090
Deferred taxes                                          4,533         4,521
Prepaid pension cost                                    1,528           532
Non-current customer loan receivables                   1,311           882
Installment payment receivables                           817           703
Investments in business alliances                         380           650
Goodwill, less accumulated amortization
        (1994, $648;1993, $462)                           427           646
Other investments and sundry assets                     1,643         1,663
                                                  -----------   -----------
Total                                             $    20,126   $    20,687
                                                  -----------   -----------

*These leases relate principally to IBM equipment and are generally for terms ranging from three to five years. Net investment in sales-type leases includes unguaranteed residual values of approximately $535 million and $760 million at December 31, 1994 and 1993, and is reflected net of unearned income at these dates of approximately $2,600 million and $3,100 million, respectively. Scheduled maturities of minimum lease payments outstanding at December 31, 1994, expressed as a percentage of the total, are approximately as follows: 1995, 40 percent; 1996, 33 percent; 1997, 18 percent; 1998, 7 percent; 1999 and after,
2 percent.

                 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
    INTERNATIONAL BUSINESS MACHINES CORPORATION AND SUBSIDIARY COMPANIES


G} debt

short-term debt
                                                         At December 31:
(Dollars in millions)                                    1994          1993

Commercial paper                                  $     2,544   $     3,735
Short-term loans                                        2,977         4,356
Long-term debt: Current maturities                      4,049         4,006
                                                  -----------   -----------
Total                                             $     9,570   $    12,097
                                                  -----------   -----------

The weighted-average interest rates for commercial paper at December 31, 1994 and 1993, were 4.9 percent and 3.9 percent, respectively. The weighted average interest rates for short-term loans at December 31, 1994 and 1993, were 6.6 percent and 5.9 percent, respectively.

long-term debt
                                                         At December 31:
(Dollars in millions)                                    1994          1993

                                     Maturities
U.S. Dollars:
Debentures :
7-1/2%                                     2013   $       550   $       550
8-3/8%                                     2019           750           750
Notes :
5-5/8% to 7-5/8%                      1995-2002         3,325         4,267
7-3/4% to 8-7/8%                      1995-1997            --           102
9% to 9-7/8%                          1995-2000           641           692
Medium-term note program:
4.1% to 9.9%                          1995-2008         2,803         1,734
Other U.S. dollars: 4.0% to 9.5%      1995-2012           558         1,765
                                                  -----------   -----------
                                                        8,627         9,860

Other currencies (average interest
        rate at December 31, 1994,
        in parentheses):
Japanese yen (4.5%)                   1995-2014         4,769         5,057
Swiss francs (5.0%)                   1995-1996           629           699
European currency units (9.1%)             1995           400         1,044
Canadian dollars (10.3%)              1995-1999           638           852
French francs (7.3%)                  1995-2002           858           809
Australian dollars (9.6%)             1995-1997           326           253
Other (9.7%)                          1995-2017           371           696
                                                  -----------   -----------
                                                       16,618        19,270
Less: Net unamortized discount                             21            19
                                                  -----------   -----------
                                                       16,597        19,251
Less: Current maturities                                4,049         4,006
                                                  -----------   -----------
Total                                             $    12,548   $    15,245
                                                  -----------   -----------

Annual maturity and sinking fund requirements in millions of dollars on long-term debt outstanding at December 31, 1994, are as follows: 1995, $4,049; 1996, $3,105; 1997, $2,769; 1998, $2,240; 1999, $315; 2000 and beyond, $4,140.

                 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
    INTERNATIONAL BUSINESS MACHINES CORPORATION AND SUBSIDIARY COMPANIES


H} taxes

(Dollars in millions)                         1994          1993        1992
For the year ended December 31:
Earnings (loss) before income taxes:
U.S. operations                          $   1,574   $   (6,073) $   (7,678)
Non-U.S. operations                          3,581       (2,724)     (1,348)
                                         ---------   ----------- -----------
                                         $   5,155   $   (8,797) $   (9,026)
                                         ---------   ----------- -----------
The provision (benefit) for income
  taxes by geographic operations
  is as follows:
U.S. operations                          $     654   $     (505) $   (2,179)
Non-U.S. operations                          1,480         (305)         18
                                         ---------   ----------- -----------
Total provision (benefit) for income
   taxes                                 $   2,134   $     (810) $   (2,161)
                                         ---------   ----------- -----------

The components of the provision
   (benefit) for income taxes
    by taxing jurisdiction are
    as follows:
U.S. federal:
Current                                  $      49   $       (4) $     (115)
Deferred                                        74         (890)     (2,390)
Net deferred investment tax credits             --          (51)        (54)
                                         ---------   ----------- -----------
                                               123         (945)     (2,559)

U.S. state and local:
Current                                         68           26         (14)
Deferred                                        --           23           3
                                         ---------   ----------- -----------
                                                68           49         (11)

Non-U.S.:
Current                                      1,192          554       1,378
Deferred                                       751         (468)       (969)
                                         ---------   ----------- -----------
                                             1,943           86         409

                                         ---------   ----------- -----------
Total provision (benefit) for
  income taxes                               2,134         (810)     (2,161)
Social security, real estate,
  personal property, and other taxes         2,465        2,614       3,067
                                         ---------   ----------- -----------
Total taxes                              $   4,599   $    1,804  $      906
                                         ---------   ----------- -----------



The non-U.S. deferred income tax provision was reduced $106 million due to the utilization of operating loss carryforwards in 1994.

The impact of tax law changes on deferred tax assets and liabilities was not material to the company's financial results in 1994 and 1992 and was a benefit of $170 million in 1993.

Deferred income taxes reflect the impact of temporary differences between the amount of assets and liabilities recognized for financial reporting purposes and such amounts recognized for tax purposes.

                 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
    INTERNATIONAL BUSINESS MACHINES CORPORATION AND SUBSIDIARY COMPANIES


The significant components of deferred tax assets and liabilities included on the balance sheet were as follows:

(Dollars in millions)                              1994             1993*

At December 31:
Deferred Tax Assets
Retiree medical benefits                  $       2,500      $      1,961
Restructuring charges                             2,446             5,253
Capitalized R&D                                   2,057             1,739
Foreign tax credits                               1,380               885
Alternative minimum tax credits                     738               729
Inventory                                           633               621
Foreign tax loss carryforwards                      469               989
Doubtful accounts                                   453               480
General business credits                            452               452
Equity alliances                                    445               309
State and local tax loss carryforwards              370               566
Employee benefits                                   363               480
Intracompany sales and services                     357               440
Depreciation                                        249               234
U.S. federal tax loss carryforwards                 230             1,093
Warranty                                            163               125
Retirement benefits                                 127               124
Software income deferred                             78               186
Other                                             2,685             2,521
                                          -------------      ------------
Gross deferred tax assets                        16,195            19,187
Less: Valuation allowance                         4,551             5,035
                                          -------------      ------------
Total deferred tax assets                $       11,644      $     14,152
                                          -------------      ------------

Deferred Tax Liabilities
Sales-type leases                        $        2,862      $      3,118
Depreciation                                      1,653             1,537
Software costs deferred                           1,283             1,824
Retirement benefits                               1,061             1,069
Other                                               823             1,379
                                          -------------      ------------
Gross deferred tax liabilities            $       7,682      $      8,927
                                          -------------      ------------

* Reclassified to conform with 1994 presentation.


The valuation allowance applies to U.S. federal tax credit and net operating loss carryforwards, state and local net deferred tax assets and net operating loss carryforwards, and net operating losses in certain foreign jurisdictions that may expire before the company can utilize them. The net change in the total valuation allowance for the year ended December 31, 1994, was a decrease of $484 million.

                 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
    INTERNATIONAL BUSINESS MACHINES CORPORATION AND SUBSIDIARY COMPANIES


The estimated reversal periods for the largest deductible temporary differences are: Retiree Medical - 1 to 30 years; Restructuring - 1 to 5 years.

The consolidated effective income tax rate was 41 percent in 1994, (9) percent in 1993, and (24) percent in 1992.

A reconciliation of the company's effective tax rate to the statutory U.S. federal tax rate is as follows:

For the year ended December 31:           1994          1993           1992

Statutory rate                             35%          (35)%          (34)%
U.S. valuation allowance related
  to restructuring                         --            20              6
Foreign tax differential                    5             7              5
State and local, net                        1            --             --
Other                                      --            (1)            (1)
                                       ------         ------         ------
Effective rate                             41%           (9)%          (24)%




For tax return purposes, the company has available tax credit carryforwards of approximately $2,944 million, of which $369 million expire in 1996, $776 million expire in 1998, $576 million expire in 1999, and the remainder thereafter. The company also has federal, state and local, and foreign tax loss carryforwards, the tax effect of which is $1,069 million. Most of these carryforwards are available for fourteen years or have an indefinite carryforward period.

Undistributed earnings of non-U.S. subsidiaries included in consolidated retained earnings amounted to $11,280 million at December 31, 1994, $10,915 million at December 31, 1993, and $12,182 million at December 31, 1992. These earnings, which reflect full provision for non-U.S. income taxes, are indefinitely reinvested in non-U.S. operations or will be remitted substantially free of additional tax. Accordingly, no material provision has been made for taxes that might be payable upon remittance of such earnings nor is it practicable to determine the amount of this liability.

I} research, development and engineering

Research, development and engineering expenses amounted to $4,363 million in 1994, $5,558 million in 1993, and $6,522 million in 1992. Expenditures for product-related engineering included in these amounts were $981 million, $1,127 million, and $1,439 million in 1994, 1993, and 1992, respectively.

Expenditures of $3,382 million in 1994, $4,431 million in 1993, and $5,083 million in 1992 were made for research and development activities covering basic scientific research and the application of scientific advances to the development of new and improved products and their uses. Of these amounts, software-related activities were $793 million, $1,097 million, and $1,161 million in 1994, 1993, and 1992, respectively.

                 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
    INTERNATIONAL BUSINESS MACHINES CORPORATION AND SUBSIDIARY COMPANIES


J} restructuring actions

In 1993 and 1992, the company recorded restructuring charges of $8.9 billion before taxes ($8.0 billion after taxes or $14.02 per common share) and $11.6 billion before taxes ($8.3 billion after taxes or $14.51 per common share), respectively, as part of restructuring programs to streamline and reduce resources utilized in the business. These charges and their subsequent utilization are summarized in the following table:


(Dollars in billions)             Amounts         Amounts         Amounts
                                  Charged in      Utilized at     to be
                                  1993 and        Year-end        Utilized
                                  1992*           1994            in 1995
Work force related              $     11.5        $     10.5      $   1.0
Manufacturing capacity                 4.9               4.0           .9
Excess space                           3.4               3.0           .4
Other                                   .7                .7           --
                                ----------        ----------      ---------
Total restructuring charges     $     20.5        $     18.2      $   2.3**
                                ----------        ----------      ---------


*Includes redistribution among categories, as described in detail below. **$1.4 billion included in Other accrued expenses and liabilities and $.9 billion reduction to Plant, rental machines and other property in the Consolidated Statement of Financial Position at December 31, 1994.

As of December 31, 1994, the company has determined that restructuring reserve balances are adequate to cover committed restructuring actions. Based on the actual restructuring actions in 1994, it was necessary to redistribute by category $1.2 billion of the $20.5 billion assumed in the original restructuring plans. The company reduced reserve balances designated for manufacturing capacity actions by $1.2 billion and increased amounts originally designated for work-force-related and excess space actions by $.1 billion and $1.1 billion, respectively. All remaining restructuring actions have been announced as of December 31, 1994, and it is estimated that approximately $1.3 billion of the remaining $2.3 billion of restructuring reserves will be utilized by March 31, 1995, with the remaining amounts being fully utilized prior to December
31, 1995.

The company records restructuring charges against operations and provides a reserve based on the best information available at the time the decision is made to undertake the restructuring action. The reserves are considered utilized when specific restructuring criteria are met, indicating the planned restructuring action has occurred. Work-force-related reserves are considered utilized at payment for termination or acceptance of other contractual arrangements.

Manufacturing capacity reserves are considered utilized based on execution of planned actions at each affected location. The reserve for excess space is utilized when the remaining lease obligations are settled or the space has been vacated and made available for sublease. It is the company's policy to continue to charge depreciation, rental, and other operating costs relating to manufacturing capacity and excess space to ongoing operations while they remain in business use. Salaries and benefits are charged to operations while the employee is actively employed.

                 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
    INTERNATIONAL BUSINESS MACHINES CORPORATION AND SUBSIDIARY COMPANIES


The $11.4 billion of work-force-related reserves taken in 1992 and 1993 contemplated worldwide staff reductions of approximately 110,000 people. Through 1994, approximately 98,000 people have left the company under these programs. The $.1 billion increase in work-force-related reserves was primarily a result of higher than planned costs associated with staff reductions in Europe. The manufacturing capacity reserves were reduced by $1.2 billion due to the combination of increased demand for selected products, increased asset requirements in several significant new Microelectronics Division joint ventures, as well as a higher level of sales to third parties than originally planned. The excess space accrual increased by $1.1 billion as a result of additional lease space being vacated, primarily within the United States as a result of work force reductions and more efficient utilization of owned space allowing for consolidation of leased space.

Remaining cash outlays associated with work-force-related activities are expected to total $3.7 billion of which $1.7 billion will be expended in 1995. Remaining amounts relate to the pension plan curtailment portion of the charge and other postretirement payments which will be made as required for funding appropriate pension and other postretirement benefits in future years.
Remaining manufacturing capacity actions will not involve substantial cash outlays. Cash requirements related to excess space charges are expected to be expended as follows: $635 million in 1995, $418 million in 1996, $391 million in 1997, and $999 million in 1998 and beyond.

K} interest on debt

Interest on borrowings of the company and its subsidiaries amounted to $2,006 million in 1994, $2,298 million in 1993, and $2,698 million in 1992. Of these amounts, $20 million in 1994, $46 million in 1993, and $101 million in 1992 were capitalized. The remainder was charged to cost of rentals and financing, and interest expense. The lower levels of expense were a result of decreases in total debt outstanding of $5.2 billion in 1994 versus 1993 and $2.0 billion in 1993 versus 1992. The average interest rate for total debt was 8.0 percent,
7.7 percent, and 9.6 percent in 1994, 1993, and 1992, respectively.

L} other liabilities and environmental

Other liabilities consists principally of accruals for nonpension postretirement benefits, indemnity, and retirement plan reserves for non-U.S. employees, and restructuring charges. More detailed discussions of these liabilities appear in note S, "Nonpension Postretirement Benefits," on pages 69 through 71; note R, "Retirement Plans," on pages 67 through 69; and note J, "Restructuring Actions," on pages 60 and 61.

In addition, the company continues to participate in environmental assessments and cleanups at a number of locations, including operating facilities, previously owned facilities, and Superfund sites. The company accrues for all known environmental liabilities for remediation cost when a cleanup program becomes probable and costs can be reasonably estimated. Estimated environmental costs associated with post-closure activities, such as the removal and restoration of chemical storage facilities and monitoring, are accrued when the decision is made to close a facility. The amounts accrued, which are undiscounted and do not reflect any insurance recoveries, were $179 million and $77 million at December 31, 1994 and 1993, respectively. The increase in the

                 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
    INTERNATIONAL BUSINESS MACHINES CORPORATION AND SUBSIDIARY COMPANIES


accrual relates to expected costs of post-closure activities, reassessment of remediation activities at operating facilities, and participation at additional Superfund sites.

The amounts accrued do not cover sites which are in the preliminary stages of investigation where neither the company's percentage of responsibility nor the extent of cleanup required have been identified. Also excluded is the cost of internal environmental protection programs which are primarily preventive in nature. Estimated environmental costs are not expected to materially impact the financial position or results of the company's operations in future periods. However, environmental cleanup periods are protracted in length and earnings in future periods are subject to changes in environmental remediation regulations.

M} contingencies

On February 25, 1993, a consolidated and amended class action complaint was filed against the company in the United States District Court for the Southern District of New York alleging violations of Section 12 of the Securities Act of 1933 and Section 10 of the Securities Exchange Act of 1934. The complaint alleges, among other matters, that the company disseminated false and misleading statements concerning its financial condition and dividends during certain periods of 1992, as a result of which plaintiffs were injured in connection with their purchases of IBM stock during the period of September 30, 1992, through December 14, 1992.

The plaintiffs seek unspecified money damages. The company believes it has good defenses to the allegations raised in the consolidated complaint and intends to defend itself vigorously. The company does not believe that the ultimate outcome of this matter will have a material effect on its results of operations or its financial position.

N} customer financing

The primary focus of IBM's worldwide customer financing offerings is to support customers in their acquisitions of IBM's products and services. This support is provided both by IBM and through its financing subsidiaries; the results of which are presented in this note in a consistent manner.

The following schedules reflect the financial position, results of operations, and cash flows for customer financing in comparison to the company's consolidated results with customer financing results reflected on the equity basis. This involves presenting within a single line item the investment and related return from customer financing as reflected in the company's consolidated financial statements. For the statement of financial position, customer financing's assets net of related liabilities, and after elimination of applicable intracompany transactions, are shown separately as a single line item, investment in customer financing. Eliminations primarily pertain to internal mark-ups to fair value on equipment held on operating leases, and the normal elimination of intracompany payables and receivables. With respect to the statement of operations, net earnings for customer financing before applicable taxes and after elimination of related intracompany transactions, are included in the line description, other income. For the statement of cash flows, certain cash flow activities are reclassified to be consistent with the classification of such activities reflected in the company's Consolidated Statement of Cash Flows. Such reclassifications primarily pertain to cash flow activity related to financing receivables.

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

statement of financial position



At December 31:                                                IBM with Customer
                                              Customer          Financing on an
                                              Financing           Equity Basis

(Dollars in millions)                      1994      1993        1994       1993
Assets:
Cash and cash equivalents              $  1,304  $  2,096   $   6,618   $  3,765
Notes and accounts receivable                --        --       9,602      8,177
Net investment in sales-type leases      15,977    17,518          --         --
Working capital financing receivables     2,539     1,898          --         --
Loans receivable                          3,910     3,615          --         --
Inventories                                 101       143       6,246      7,466
Plant, rental machines and other
        property, net of accum.
        depreciation                      2,672     2,627      15,319     15,788
Other assets                              2,167     2,551      16,516     16,679
Investment in customer financing             --        --       4,175      5,524

                                       --------  --------   ---------   --------
Total assets                           $ 28,670  $ 30,448   $  58,476   $ 57,399
                                       --------  --------   ---------   --------

Liabilities and stockholders'
        equity:
Taxes, accrued expenses, and
        other liabilities              $  6,487  $  6,417   $  32,109   $ 31,450
Debt                                     19,164    21,131       2,954      6,211
                                       --------  --------    --------    -------
Total liabilities                        25,651    27,548      35,063     37,661
Stockholders' equity/invested capital     3,019     2,900      23,413     19,738
                                       --------  --------    --------    -------
Total liabilities and stockholders'
       equity                          $ 28,670  $ 30,448   $  58,476   $ 57,399
                                       --------  --------   ---------   --------


                              NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                    INTERNATIONAL BUSINESS MACHINES CORPORATION AND SUBSIDIARY COMPANIES


statement of operations

For the year ended December 31:                    Customer                  IBM with Customer Financing
                                                   Financing                    on an Equity Basis
(Dollars in millions)                   1994        1993        1992       1994      1993      1992
Finance and other income:
Finance income                     $   2,026   $   2,485   $   2,699   $     --  $     --  $     --
Rental income, net of
        depreciation                     338         285         337        589        692       962
Sales                                  1,160       1,391       1,384     59,991     57,483    58,646
Other income                             933         850         505      1,423      1,184       955
                                   ---------   ---------   ---------   --------  ---------  ---------
Total finance and other income         4,457       5,011       4,925     62,003     59,359    60,563
Interest and other costs and
        expenses                       3,245       3,994       3,947     56,848     68,156    69,589
                                   ---------   ---------   ---------   --------  ---------  ---------

Net earnings (loss) before
        income taxes                   1,212       1,017         978      5,155     (8,797)   (9,026)
Provision (benefit) for
        income taxes                     505         443         406      2,134       (810)   (2,161)
                                   ---------   ---------   ---------   --------  ---------  ---------
Net earnings (loss) before changes
        in accounting principles         707         574         572      3,021     (7,987)   (6,865)
Effects of changes in accounting
        principles                        --          --          --         --       (114)    1,900

                                   ---------   ---------   ---------   --------  ---------  ---------
Net earnings (loss)                $     707   $     574   $     572   $  3,021  $  (8,101) $ (4,965)
                                   ---------   ---------   ---------   --------  ---------  ---------


statement of cash flows
For the year ended December 31:                    Customer                  IBM with Customer Financing
                                                   Financing                    on an Equity Basis
(Dollars in millions)                   1994         1993        1992        1994      1993*      1992*
Net cash provided from
        operating activities       $   2,669  $     3,004   $   3,414   $   8,393 $   4,499   $   5,248
Net cash used in
        investing activities            (249)        (284)     (4,176)     (2,446)   (3,094)     (4,090)
Net cash (used in) provided from
        financing activities          (3,294)      (1,680)      1,094      (3,118)     (234)       (440)
Effect of exchange rate changes
        on cash and cash equivalents      82          (47)        (21)         24      (749)       (528)
                                   ---------   ----------   ---------   ---------  ---------  ---------
Net change in cash and cash
        equivalents                     (792)         993         311       2,853       422         190
Cash and cash equivalents at
        January 1                      2,096        1,103         792       3,765     3,343       3,153
                                   ---------   ----------   ----------   --------  --------    ---------
Cash and cash equivalents at
        December 31                $   1,304  $     2,096   $    1,103  $   6,618    $3,765   $   3,343
                                   ---------   ----------   ----------   --------  --------    ---------



* Reclassified to conform with 1994 presentation.

                 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
    INTERNATIONAL BUSINESS MACHINES CORPORATION AND SUBSIDIARY COMPANIES


Customer financing debt at December 31, 1994, consisted of borrowings directly with external financial institutions of $16,052 million and intracompany borrowings of $3,112 million. Intracompany borrowings are made pursuant to loan agreements between the parties at market rates of interest.

Customer financing earnings yielded a return on average invested capital of 24.5 percent in 1994, compared to 18.4 percent in 1993. Included within these results are intracompany services and fees received for tax benefits provided to the company resulting from tax deferrals generated by financing transactions. Such fees are eliminated from the Consolidated Statement of Operations. The 1994 earnings include income resulting from IBM Credit Corporation's litigation settlement with Comdisco, Inc. and from IBM Credit Corporation's sale of IBM Credit Investment Management Corporation.

The provision for income taxes for customer financing is based on the statutory income tax rate of each country, calculated on a separate return basis.

O} rental expense and lease commitments

Rental expense, including amounts charged to inventories and fixed assets, excluding amounts charged to restructuring, was $1,276 million in 1994, $1,686 million in 1993, and $2,108 million in 1992. The table below depicts gross minimum rental commitments, under non-cancellable leases; amounts related to vacant space, the majority of which the company had reserved for in restructuring charges; and sublease commitments. These amounts generally reflect activities related to office space.


                                                                               Beyond
(Dollars in millions)            1995       1996     1997    1998      1999      1999
Gross rental commitments      $ 1,220    $ 1,072   $  925  $  827   $   717  $  2,594
Vacant space                      383        351      310     277       215       619
Sublease commitments               70         76       72      67        53        99



P} long-term performance plan

In April 1994, stockholders approved the IBM 1994 Long-Term Performance Plan, which provides incentive awards for officers and other key employees. The plan is administered by the Executive Compensation and Management Resources Committee of the Board of Directors. The Committee determines the type of award to be granted, which may include stock, a stock option, a Stock Appreciation Right
(SAR), cash, or any combination thereof. The number of shares that may be issued under the plan for awards granted wholly or partly in stock during the five-year term of the plan is 29,105,600, which is 5% of the outstanding common stock as determined on February 10, 1994. Prior to April 25, 1994, stock options were issued under the IBM 1989 Long-Term Performance Plan and the IBM 1986 and predecessor Stock Option Plans.


Options allow the purchase of IBM's common stock at 100 percent of the market price on the date of grant and have a maximum duration of 10 years. Payment by the optionee upon exercise of an option may be made using IBM stock, as well as cash.

                 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
    INTERNATIONAL BUSINESS MACHINES CORPORATION AND SUBSIDIARY COMPANIES


SARs offer eligible optionees the alternative of electing not to exercise the related stock option, but to receive payment in cash and/or stock, equivalent to the difference between the option price and the average market price of IBM stock on the date of exercising the right.

The following table summarizes option activity during 1994 and 1993:

Number of shares under option              1994             1993

Balance at January 1                 29,260,724       35,621,963
Options granted                       6,863,219       13,744,772
Options exercised                      (235,044)              --
Options terminated                   (1,825,582)     (20,106,011)
                                     ----------      -----------
Balance at December 31               34,063,317       29,260,724
                                     ----------      -----------
Exercisable at December 31           16,666,537       14,636,324


In April 1993, the committee of the Board of Directors then responsible for administering the plan, the Nominating and Executive Compensation Committee, approved management's plan to allow optionees, other than executive officers, to voluntarily forfeit all of their existing IBM stock options, granted from 1984 through 1992, in exchange for a fewer number of new stock option grants. Under this program, 18,054,615 options, at average prices ranging from $66.94 to $159.50, were terminated and 7,405,090 new options, at a price of $47.88, were granted subject to certain conditions for vesting and exercise.

The options exercised in 1994 were at an average option price of $46.42 per share. There were no options exercised in 1993. The shares under option at December 31, 1994, and December 31, 1993, were at option prices ranging from $43.00 to $159.50 per share.

There were 27,842,801 and 6,011,858 unused shares carried forward and made available for granting in the subsequent year as of December 31, 1994, and 1993, respectively.

Q} stock purchase plan

The IBM Employees 1990 Stock Purchase Plan enables employees who are not participants in IBM's stock option programs to purchase IBM common stock through payroll deductions of up to 10 percent of eligible compensation. The price an employee pays for a share of stock is 85 percent of the average market price on the date the employee has accumulated sufficient funds to buy a share.

In July 1993, the Board of Directors approved management's plan to issue, instead of purchase on the open market, stock to be sold to employees under the plan. On October 25, 1994, the Board of Directors approved management's plan to revert to purchasing IBM common stock on the open market for sale to employees as part of this plan.

During 1994, employees purchased 6,576,030 shares, including 906,629 treasury shares, for which $350 million was paid to IBM. There were 15,126,471 reserved unissued shares available for purchase under the plan at December 31, 1994.

                 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
    INTERNATIONAL BUSINESS MACHINES CORPORATION AND SUBSIDIARY COMPANIES


R} retirement plans

The company and its subsidiaries have retirement plans covering substantially all regular employees. The total cost of all plans for 1994, 1993, and 1992 was $681 million, $1,525 million, and $838 million, respectively.

Net periodic pension cost of the U.S. retirement plan and selected non-U.S. plans for the years ended December 31 included the following components:


                                                   U.S. Plan          Non-U.S. Plans

                                              1994       1993    1992      1994      1993      1992
Expected long-term rate of
        return on plan assets                  9.5%       9.5%     9.5%    5.5-9%    5-10%    5-12%
(Dollars in millions)
Service cost:
        Benefits earned during the period $    542  $     571  $   586   $   467   $  576  $   603
        Termination incentive expenses          --        263      355        --       --       --
Interest cost on the projected
        benefit obligation                   2,033      1,909    1,671     1,107    1,064    1,060
Return on plan assets:
        Actual                                 327     (3,990)  (1,216)      329   (3,036)    (998)
        Deferred                            (2,826)     1,605   (1,047)   (1,540)   1,891     (166)
Net amortizations                              (65)       (62)     (88)       19       12       24
Curtailment losses                              --        431       --       269      215       --
                                            -------   -------   -------   -------  -------  -------

Net periodic pension cost                 $     11  $     727  $   261  $    651 $    722  $   523
                                            -------   -------   -------   -------  -------  -------

Total net periodic pension
        cost for all non-U.S. plans                                     $    667  $   798 $    577
                                                                          -------  -------  -------



Net periodic pension cost is determined using the Projected Unit Credit actuarial method. Prior service cost is amortized on a straight-line basis over the average remaining service period of employees expected to receive benefits. An assumption is made for modified career average plans such that the average earnings base period will be updated to the years prior to retirement.

Termination incentive expenses represent the cost of special retirement benefits offered to employees for a short period of time in exchange for voluntary termination of service. Curtailment losses reflect the significant reductions in the expected years of future service caused by termination programs and represent the immediate recognition of associated prior service cost and a portion of previously unrecognized actuarial losses.

The curtailment losses and termination charges, referred to above, were accrued as restructuring charges in 1993 and 1992.

                 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
    INTERNATIONAL BUSINESS MACHINES CORPORATION AND SUBSIDIARY COMPANIES


In 1994, the company introduced a non-qualified U.S. Supplemental Executive Retirement Plan (SERP) effective January 1, 1995, which will be phased in over three years. The SERP, which is unfunded, provides eligible executives defined pension benefits, outside the IBM Retirement Plan, based on average earnings, years of service, and age at retirement. At December 31, 1994, the projected benefit obligation was $64 million of which $61 million ($73 million of unrecognized prior service cost and $12 million of unrecognized actuarial gains) is subject to amortization. The remaining $3 million has been accrued in the Consolidated Statement of Financial Position. Net periodic pension cost for this plan was $3 million in 1994. These amounts are not reflected in the net periodic pension cost and funded status of the U.S. retirement plan.

The table below provides information on the status of the U.S. retirement plan, and selected non-U.S. plans that represent approximately 97 percent of the total non-U.S. accumulated benefit obligations.


 The funded status at December 31 was as follows:


                                                       U.S. Plan                Non-U.S. Plans

                                                    1994        1993           1994        1993
 Assumptions:
         Discount rate                              8.25%       7.25%       5.0-9.0%      5-9.25%
         Long-term rate of
                 compensation increase               5.0%        5.0%       2.8-7.0%     2.8-6.6%

 (Dollars in millions)
 Actuarial present value of
         benefit obligations:
         Vested benefit obligation            $  (22,553)  $  (24,736)   $  (15,454)  $  (12,342)
         Accumulated benefit obligation       $  (24,186)  $  (26,325)   $  (16,743)  $  (13,544)
         Projected benefit obligation         $  (25,783)  $  (29,024)   $  (18,751)  $  (16,129)
 Plan assets at fair value                        26,780       28,198        17,424       16,159
                                              ----------   ----------    ----------   ----------
 Projected benefit obligation less
         than (in excess of) plan assets             997         (826)       (1,327)          30
 Unrecognized net loss (gain)                      1,224        1,550           (17)      (1,184)
 Unrecognized prior service cost                     248        1,282           276          304
 Unrecognized net asset established
         at January 1, 1986                       (1,334)      (1,474)         (152)        (145)
                                              ----------   ----------    ----------   ----------
 Prepaid (accrued) pension cost recognized
         in the statement of financial
         position                             $    1,135   $      532    $   (1,220)  $     (995)
                                              ----------   ----------    ----------   ----------



 The U.S. plan's projected benefit obligation decreased in 1994 primarily as a result of a change in the discount rate and a plan amendment. The change in the discount rate decreased the projected benefit obligation $3,055 million.
The plan amendment reduced the projected benefit obligation and unrecognized prior service cost $959 million.

                 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
    INTERNATIONAL BUSINESS MACHINES CORPORATION AND SUBSIDIARY COMPANIES


It is the company's practice to fund amounts for pensions sufficient to meet the minimum requirements set forth in applicable employee benefit and tax laws, and such additional amounts as the company may determine to be appropriate from time to time. In July 1993, the Board of Directors authorized the issuance of up to 15 million shares of IBM common stock to be contributed to the IBM Retirement Plan Trust Fund through 1994. Through December 31, 1994, the company has contributed 6,500,000 shares to the fund. The assets of the various plans include corporate equities, government securities, corporate debt securities, and income-producing real estate.

 U.S. Plan: U.S. regular, full-time, and part-time employees are covered by a noncontributory plan which is funded by company contributions to an irrevocable trust fund, which is held for the sole benefit of employees. On October 5, 1994, the company announced major changes to the plan that take place starting in 1995. Under a new formula, which will be phased in over five years, retirement benefits will be determined based on points accumulated for each year worked and final average compensation. To preserve benefits of employees close to retirement, service and earnings credit will continue to accrue under the current core formula through the year 2000 and upon retirement, current employees will receive the benefit from either the new or current formulas, whichever is higher. Benefits become vested upon the completion of five years of service. The number of individuals receiving benefits at December 31, 1994 and 1993, was 85,009 and 77,664, respectively.

Non-U.S. Plans: Most subsidiaries and branches outside the United States have retirement plans covering substantially all regular employees, under which funds are deposited under various fiduciary-type arrangements, annuities are purchased under group contracts, or reserves are provided. Retirement benefits are based on years of service and the employee's compensation, generally during a fixed number of years immediately prior to retirement. The ranges of assumptions used for the non-U.S. plans reflect the different economic environments within the various countries.


S} nonpension postretirement benefits

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

The accumulated postretirement benefit obligation was determined by application of the terms of medical, dental, and life insurance plans, including the effects of established maximums on covered costs, together with relevant actuarial assumptions. These actuarial assumptions include healthcare cost trend rates projected ratably from 12.0 percent in 1995 to 6 percent in the year
 2007.

The effect of a 1 percent annual increase in these assumed cost trend rates would increase the accumulated postretirement benefit obligation by approximately $52 million; the annual costs would not be materially affected.

                 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
    INTERNATIONAL BUSINESS MACHINES CORPORATION AND SUBSIDIARY COMPANIES


Net periodic postretirement benefit cost for the years ended December 31 included the following components:

                                       1994        1993         1992
 Expected long-term rate of
         return on plan assets          9.5%        9.5%         9.5%

 (Dollars in millions)
 Service cost:
         Benefits attributed
         to service during the
         period                     $    51   $      53          $78
         Termination incentive
         expenses                        --          --           71
 Interest cost on the accumulated
         postretirement benefit
         obligation                     512         566          485
 Return on plan assets:
         Actual                          22        (201)         (67)
         Deferred                      (125)         84          (59)
 Net amortizations and other            (38)         29          (61)
 Curtailment loss                        --         732           --
                                    -------  ----------   -----------
 Net periodic postretirement
         benefit cost               $   422  $    1,263   $      447
                                    -------  ----------   -----------

 In the Consolidated Statement of Operations, the curtailment loss and termination expenses referred to above are included in restructuring charges.

 The table below provides information on the status of the plans.

 The funded status at December 31 was as follows:
                                                  1994           1993

 Assumed discount rate                            8.25%          7.25%
 (Dollars in millions)
 Accumulated postretirement
         benefit obligation:
         Retirees                          $    (5,411)   $     (5,761)
         Fully eligible active
         plan participants                         567)           (673)
         Other active plan
         participants                             (530)           (927)
                                           -----------    -------------
         Total                                  (6,508)         (7,361)
 Plan assets at fair value                       1,028           1,366
 Accumulated postretirement benefit        -----------    -------------
         obligation in
         excess of plan assets                  (5,480)         (5,995)
 Unrecognized net loss                             505           1,431
 Unrecognized prior service cost                  (744)           (828)
                                           -----------    -------------
 Accrued postretirement benefit
         cost recognized
         in the statement of
         financial position                $    (5,719)   $      (5,392)
                                           -----------    -------------

                 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
    INTERNATIONAL BUSINESS MACHINES CORPORATION AND SUBSIDIARY COMPANIES


In 1994, the accumulated postretirement benefit obligation decreased $649 million as a result of the change in the assumed discount rate.

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

T} lines of credit

As part of the company's ongoing efforts toward greater efficiency of its treasury activities and to ensure appropriate liquidity levels, in December 1993, the company entered into a $10.0 billion committed global credit facility. Unused committed lines of credit from this global facility and other previously existing committed and uncommitted lines of credit at December 31, 1994, were $15.1 billion, compared to $15.7 billion at December 31, 1993. Interest rates on borrowings vary from country to country depending on local market conditions.

U} sales and securitization of receivables

The company received total cash proceeds of approximately $12.6 billion and $6.8 billion in 1994 and 1993 from the sale and securitization of primarily trade receivables. At year-end 1994, the company had a net balance of $1.8 billion in assets under management from the securitization of lease and trade receivables. This amount is $1.3 billion lower than the 1993 year-end balance of $3.1 billion. No material gain or loss resulted from these transactions. Recourse amounts associated with the aforementioned sales and securitization activities are expected to be minimal, and adequate reserves are in place to cover potential losses.

Prepaid expenses and other current assets on the December 31, 1993, Consolidated Statement of Financial Position included $751 million of net assets that had been reclassified pending the sale of FSC, as discussed on page 47.

V} preferred stock

On June 7, 1993, the company issued 11.25 million shares of Series A Preferred Stock, represented by 45 million depositary shares. The preferred stock is not convertible into, or exchangeable for, shares of any other class or classes of stock of the company. The preferred stock has priority for dividends over the company's common stock. Dividends on the preferred stock are cumulative and accrue from the date of original issue at a rate of $7.50 per share (equivalent to $1.875 per depositary share). The preferred stock is not redeemable prior to July 1, 2001. Thereafter, the company, at its option, may redeem the preferred stock, in whole or in part, at any time at a redemption price per share of $100 ($25 per depositary share), plus accrued and unpaid dividends. Upon any dissolution, liquidation or winding up of the affairs of the company, holders of the preferred stock will be entitled to receive $100 per share ($25 per depositary share) plus accrued and unpaid dividends before any distribution to holders of the company's common stock. See note Z, "Subsequent Events," on page 78 for additional information regarding this subject.

                 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
    INTERNATIONAL BUSINESS MACHINES CORPORATION AND SUBSIDIARY COMPANIES


W} financial instruments

The following table summarizes the carrying amount and estimated fair value of the company's significant financial instruments, derivative and non-derivative, both on and off the balance sheet:


                                       At December 31, 1994          At December 31, 1993*

(Dollars in millions)              Carrying      Estimated      Carrying       Estimated
                                   Amount       Fair Value        Amount      Fair Value
Cash and cash equivalents          $   7,922     $   7,922     $   5,861       $   5,861
Marketable securities                  2,632         2,632         1,272           1,272
Loans and other long-term
        receivables-net                3,857         3,813         3,609           3,609
Working capital financing
        receivables-net                2,539         2,539         1,898           1,898
Long-term investments                     68            68           179             178
Non-trade accounts payable
        and accruals**                (1,437)       (1,437)       (1,759)         (1,759)
Short-term debt                       (9,570)       (9,570)      (12,097)        (12,097)
Long-term debt                       (12,548)      (12,000)      (15,245)        (15,840)
Derivatives:+
        Interest rate and currency
              swap agreements              2           201           (37)           (147)
        Option contracts                   8             8            36              43
        Forward exchange contracts        --            --             2             (45)
Financial guarantees                      --          (727)           --            (749)



 *Reclassified to conform with 1994 presentation.
**Excludes amounts related to restructuring discussed in note J on pages 60 and
  61.
 +The estimated fair value of derivatives both on and off balance sheet at December 31, 1994, consists of assets of $448 million and liabilities of $239 million.

In assessing the fair value of these financial instruments, the company has used a variety of methods and assumptions, which were based on estimates of market conditions and risks existing at that time. For certain instruments, including cash and cash equivalents, non-trade accounts payable and accruals, and short-term debt, it was assumed that the carrying amount approximated fair value for the majority of these instruments because of their short maturities. Quoted market prices or dealer quotes for the same or similar instrument were used for the majority of marketable securities, long-term investments, and long-term debt. Other techniques, such as option pricing models, estimated discounted value of future cash flows, replacement cost, and termination cost, have been used to determine fair value for the remaining financial instruments.
These values merely represent a general approximation of possible value and may never actually be realized.

In the normal course of business, the company enters into a variety of derivative instruments solely for the purpose of currency exchange rate and interest rate risk management.

The majority of the company's derivative transactions relates to the matching of liabilities to assets associated with its worldwide customer financing business. The company issues debt, using the most efficient capital markets and products, which may result in a currency or interest rate mismatch. Interest rate or currency swaps are then used by the company to match the interest rates and currencies of its debt to the related customer financing receivables.

                 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
    INTERNATIONAL BUSINESS MACHINES CORPORATION AND SUBSIDIARY COMPANIES


To a much lesser extent, interest rate swaps are used to rebalance the fixed versus floating mix on the company's "core" debt. Interest rate swap contracts are principally one to five years in duration. The company also uses an internal regional center to manage the cash of its subsidiaries in a cost effective manner. This regional center principally uses currency swaps to deliver local currency denominated funding predominantly to the company's European subsidiaries. The terms of the currency swaps are generally less than five years. Additionally, the company uses derivatives to limit its exposure to loss resulting from fluctuations in foreign currency exchange rates on anticipated cash transactions between foreign subsidiaries and the parent company. The company receives significant dividends, intracompany royalties and net payments for goods and services from its non-U.S. subsidiaries. In anticipation of these foreign currency flows, and given the volatility of the currency markets, the company selectively employs foreign currency options and foreign exchange contracts to manage the currency risk. The terms of these instruments are generally less than a year.

The company has used derivative instruments as an element of its risk management strategy for many years. Although derivatives entail a risk of non-performance by counterparties, the company manages this risk by establishing explicit dollar and term limitations which correspond to the credit rating of each carefully selected counterparty. The company has not sustained a material loss from these instruments nor does it anticipate any material adverse effect on its results of operations or financial condition in the future.

The notional value of derivative instruments held at year end, which provides an indication of the extent of the company's involvement in such instruments but does not represent its exposure to market risk, was as follows:


(Dollars in billions)                           1994            1993*
Option contracts                         $       4.4     $       1.6
Interest rate and currency
   swap agreements                              19.2            17.2
Forward exchange contracts                        .6              .3



* Reclassified to conform with 1994 presentation.

The costs associated with entering into derivative contracts are generally amortized over the life of the instruments and are not material to the company's results. Unamortized premiums are included in prepaid assets. Interest rate differentials accruing under interest rate swaps which receive hedge accounting treatment are recognized over the life of the contracts in interest expense. Derivative instruments which qualify as hedges of net investments in subsidiaries are included in prepaid assets, and gains and losses are included in stockholders' equity. For purchased options which hedge anticipated transactions, gains and losses are deferred and recognized in other income in the same period that the underlying transaction occurs or expires. At December 31, 1994, there were no material deferred gains or losses. All written options, except those that qualify as hedges of net investments, are marked to market monthly, as are some purchased options which do not qualify for hedge accounting. These options appear on the balance sheet in prepaid assets or other liabilities. The related gains and losses are recognized immediately in other income. Although these options do not qualify for hedge accounting, they are used by the company as part of its overall risk management program.

                 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
    INTERNATIONAL BUSINESS MACHINES CORPORATION AND SUBSIDIARY COMPANIES


The company originates financing for customers in a variety of industries and throughout the world. The company has a diversified portfolio of capital equipment financings for end users. With the growth of the company's working capital financing business in 1994, the concentration of such financings for certain large dealers and remarketers of information industry products has become more significant. All such loans are collateralized by the inventory and accounts receivable of the dealers and remarketers. The company does not believe that this risk will have a material adverse effect on its financial position or results of operations.

IBM has guaranteed certain loans and commitments of various ventures to which it is a party. Additionally, the company is contingently liable for certain receivables sold with recourse. These commitments, which in the aggregate were approximately $.9 billion and $2 billion at December 31, 1994 and 1993 respectively, are not expected to have a material adverse effect on the company's financial position or results of operations.

X} segment information

IBM is in the business of providing customer solutions through the use of advanced information technologies. The company operates primarily in the single industry segment that creates value by offering a variety of solutions that include, either singularly or in some combination, services, software, systems, products, financing, and technologies. The schedule on page 75 shows revenue by classes of similar products or services. Financial information by geographic area is summarized on pages 76 and 77.

For purposes of classifying similar information technology products, user programmable equipment having the capability of manipulating data arithmetically or logically and making calculations, in a manner directly addressable by the user through the operation of a stored program, has been classified as processors. Processors includes high-end and midrange products. Personal systems includes personal computers, power personal systems, and RISC System/6000 products. Other workstations includes display-based terminals and consumer and financial systems. Storage consists of externally attached direct access storage devices and tape storage devices. Other peripherals consists of advanced function printers and telecommunication devices. OEM hardware consists primarily of revenue from the sale of semiconductors and low-end storage files to external customers.

These hardware classes of products represent groupings that perform similar functions, as opposed to the complete spectrum of products associated with IBM's product divisions. Accordingly, they do not represent the full range of any division's offerings, which could include related peripherals, software, and maintenance.

Software includes both applications and systems software. Maintenance consists of separately billed charges for maintenance. Services represents a wide range of service offerings including consulting, education, systems design and development, managed operations, and availability services. Financing and other is composed primarily of financing revenue and products and supplies not otherwise classified.

Some products logically fit in more than one class and are assigned to a specific class based on a variety of factors. Over time, products tend to overlap, merge into, or split from existing classes as a result of changing technologies, market perceptions, and/or customer use. For example, market demand may create requirements for

                 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
    INTERNATIONAL BUSINESS MACHINES CORPORATION AND SUBSIDIARY COMPANIES


technological enhancements to permit a peripheral product to be functionally integrated with a display, a telecommunication device, and a processor to form a workstation. Such interchangeability and technological progress tend to make year-to-year comparisons less valid than they would be in an industry less subject to rapid change.

Revenue by Classes of Similar Products or Services

                                                 Consolidated                       U.S. Only
(Dollars in millions)                1994        1993*        1992*        1994       1993*       1992*
Information technology:
Processors**                    $   9,784   $   10,071   $   13,916   $   3,235   $   3,179  $   4,818
Workstations:
        Personal systems**         11,500       10,067        7,887       4,769       4,578      3,033
        Other workstations**        1,538        2,006        2,671         463         689        874
Peripherals:
        Storage**                   3,551        4,808        6,105       1,375       1,898      2,400
        Other peripherals**         2,006        2,149        2,970         810         901      1,202
OEM hardware                        3,248        1,293          557       1,677         726        365
Software                           11,346       10,953       11,103       3,926       3,898      3,883
Services                            9,715        7,648        5,530       3,709       3,037      1,724
Maintenance                         7,222        7,295        7,635       2,648       2,726      2,809
Financing and other                 4,142        4,109        3,984       1,506       1,754      1,360
                               ----------   ----------   ----------   ---------  ----------    -------

Subtotal                           64,052       60,399       62,358      24,118      23,386     22,468
Federal Systems Company                 -        2,317        2,165           -       2,317      2,165
                               ----------   ----------   ----------   ---------  ----------    -------
Total                          $   64,052   $   62,716   $   64,523   $  24,118  $   25,703    $24,633
                               ----------   ----------   ----------   ---------  ----------    -------



 *Reclassified to conform with 1994 presentation.
**Hardware only, includes applicable rental revenue, excludes functions not embedded, software, and maintenance.

                 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
    INTERNATIONAL BUSINESS MACHINES CORPORATION AND SUBSIDIARY COMPANIES


Y} geographic areas

Marketing and services in the United States and Canada are managed as a single enterprise. However, in compliance with Statement of Financial Accounting Standards 14, "Financial Reporting for Segments of a Business Enterprise," the United States is reported as a separate geographic area. Canadian operations are included in the "Americas" area.

Non-U.S. subsidiaries operating in local currency environments account for approximately 90 percent of the company's non-U.S. revenue. The remaining 10 percent is from subsidiaries and branches operating in U.S. dollars or in highly inflationary environments.

In the Europe/Middle East/Africa area, European operations accounted for approximately 95 percent of revenue in 1994, 1993, and 1992.

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

                 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
    INTERNATIONAL BUSINESS MACHINES CORPORATION AND SUBSIDIARY COMPANIES



(Dollars in millions)               1994            1993*            1992*

United States

Revenue -- Customers         $    24,118     $     25,703    $     24,633
Interarea transfers                6,336            7,297           7,524
                             -----------     ------------    ------------
Total                        $    30,454     $     33,000    $     32,157
Net earnings (loss)                  969           (5,566)         (5,545)
Assets at December 31             37,156           38,333          42,109
Europe/Middle East/Africa
Revenue -- Customers         $    23,034     $     21,779    $     24,971
Interarea transfers                1,787            1,071           1,154
                             -----------     ------------    ------------
Total                        $    24,821     $     22,850    $    26,125
Net earnings (loss)                1,086           (1,695)        (1,728)
Assets at December 31             25,816           24,566         26,770
Asia Pacific
Revenue -- Customers         $    11,365     $     10,020   $      9,672
Interarea transfers                1,876            1,452          1,875
                             -----------     ------------    ------------
Total                        $    13,241     $     11,472   $     11,547
Net earnings (loss)                  567             (443)           126
Assets at December 31             12,619           12,778         12,837
Americas
Revenue -- Customers         $     5,535     $      5,214   $      5,247
Interarea transfers                4,257            3,458          3,452
                             -----------     ------------    ------------
Total                        $     9,792     $      8,672   $      8,699
Net earnings (loss)                  498             (251)           157
Assets at December 31              7,783            7,359          6,990
eliminations
Revenue                      $   (14,256)    $    (13,278)  $    (14,005)
Net (loss) earnings                  (99)             (32)           125
Assets                            (2,283)          (1,923)        (2,001)
consolidated
Revenue                      $    64,052     $     62,716   $     64,523
Net earnings (loss)                3,021           (7,987)        (6,865)
Assets at December 31             81,091           81,113         86,705
                             -----------      ------------    ------------



*Net (loss) earnings before effect of changes in accounting for postemployment benefits (1993) and income taxes (1992).

                 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
    INTERNATIONAL BUSINESS MACHINES CORPORATION AND SUBSIDIARY COMPANIES


Z} subsequent events

On January 11, 1995, the company commenced a tender offer to purchase for cash any and all of the Series A Preferred Stock represented by 44.6 million outstanding depositary shares for a price of $25.00 net per depositary share. Under the offer, depositary shares tendered and purchased by the company will not receive or otherwise be entitled to the regular quarterly cash dividend expected to be paid for the first quarter of 1995 and also will not receive any accrued dividends for that period. The offer is not conditioned upon any minimum number of depositary shares being tendered. The offer and withdrawal rights expired on February 8, 1995. The company has purchased 34.1 million depositary shares under this offer.

On January 31, 1995, the Board of Directors authorized the company to repurchase up to $2.5 billion of IBM common shares on the open market. The company plans to purchase the shares from time to time, depending on market conditions.



                    INTERNATIONAL BUSINESS MACHINES CORPORATION AND SUBSIDIARY COMPANIES


five-year comparison of selected financial data



(Dollars in millions except per share amounts)        1994            1993            1992            1991            1990
For the year:
Revenue                                     $       64,052  $       62,716  $       64,523  $       64,766  $       68,931
Net earnings (loss) before
        changes in accounting principles             3,021          (7,987)         (6,865)           (598)          5,967
        Per share of common stock                     5.02          (14.02)         (12.03)          (1.05)          10.42
Effect of accounting changes*                           --            (114)          1,900          (2,263)             --
        Per share of common stock                       --            (.20)           3.33           (3.96)             --
Net earnings (loss)                                  3,021          (8,101)         (4,965)         (2,861)          5,967
        Per share of common stock                     5.02          (14.22)          (8.70)          (5.01)          10.42
Cash dividends paid on common stock                    585             905           2,765           2,771           2,774
        Per share of common stock                     1.00            1.58            4.84            4.84            4.84
Investment in plant, rental machines
        and other property                           3,078           3,232           4,698           6,502           6,548
Return on stockholders' equity                        13.6%             --              --              --            14.8%
At end of year:
Total assets                                $       81,091  $       81,113  $       86,705  $       92,473  $        87,568
Net investment in plant, rental machines
        and other property                          16,664          17,521          21,595          27,578           27,241
Working capital                                     12,112           6,052           2,955           7,018           13,313
Total debt                                          22,118          27,342          29,320          26,947           19,545
Stockholders' equity                                23,413          19,738          27,624          36,679           42,553




*1993, postemployment benefits; 1992, income taxes; 1991, nonpension postretirement benefits.


selected quarterly data


(Dollars in millions                                 Net        Per Share Common Stock
                                                                ------------------------
except per share                          Gross      Earnings         Earnings            Stock Prices+
                                                                                       --------------------
and stock prices)             Revenue     Profit     (Loss)     (Loss)   Dividends       High        Low
1994 First quarter         $   13,373  $   4,940   $    392   $    .64    $   .25   $    60.00   $    51.38
Second quarter                 15,351      6,104        689       1.14        .25        65.00        51.38
Third quarter                  15,431      6,154        710       1.18        .25        71.38        54.50
Fourth quarter                 19,897      8,086      1,230       2.06        .25        76.38        67.38
                           ----------  ---------   --------- ---------    -------
Total                      $   64,052  $  25,284   $  3,021   $   5.02    $  1.00
                           ----------  ---------   --------- ---------    -------
1993 First quarter         $   13,058  $   5,162   $   (399)* $   (.70)*  $   .54   $    57.13   $    45.88
Second quarter                 15,519      5,974     (8,036)    (14.10)       .54        54.38        47.13
Third quarter                  14,743      5,602        (48)      (.12)       .25        49.75        40.63
Fourth quarter                 19,396      7,410        382        .62        .25        59.88        42.13
                           ----------  ---------   --------- ---------    -------
Total                      $   62,716  $  24,148   $ (8,101) $  (14.22)** $  1.58
                           ----------  ---------   --------- ---------    -------


  *Includes charge of $114 million, or $.20 per common share, cumulative effect of change in  accounting for postemployment benefits.
 **The sum of the quarter's earnings per share does not equal the year-to-date earnings per share due to changes in average share calculations. This is in accordance with prescribed reporting requirements.
  +The stock prices reflect the high and low prices for IBM's common stock on the New York Stock Exchange composite tape for the last two years.

                          STOCKHOLDER INFORMATION

  Corporate Offices
  International Business Machines Corporation
  Corporate Headquarters
  One Old Orchard Road
  Armonk, New York 10504
  (914) 765-1900

  IBM Stock
  IBM common stock is listed on the New York Stock Exchange, on other exchanges in the United States and around the world.

  Annual Meeting
  The IBM Annual Meeting of Stockholders will be held on Tuesday,
  April 25, 1995 at 10 a.m. at the Ovens Auditorium, 2700 East
  Independence Blvd., Charlotte, North Carolina.

  IBM on the Internet
  Financial results, news on new IBM products and services and insights from company executives are available via IBM's home page on the Internet. The address is http://www.ibm.com

  General Information
  For answers to general questions about IBM from within the continental United States, call (800) 426-3333; from outside the continental United States, call (602) 629-3200.

  Hearing-Impaired Stockholders
  Hearing-Impaired stockholders with access to a telecommunications device (TTD) can communicated directly with First Chicago Trust
  Company of New York by calling (201) 222-4489.

  The IBM Annual Report is partially printed on [logo] recycled paper and is recyclable.

  Stockholder Communications
  Stockholders in the United States and Canada can get quarterly financial results, listen to a summary of Mr. Gerstner's Annual Meeting remarks and hear voting results from the meeting by calling (800) IBM-7800. Callers can also request printed copies of the information via mail or fax. Stockholders residing outside the United States or Canada should call (402) 573-9861.

  IBM Stockholder Services
  Stockholders with questions about their accounts should contact:

  First Chicago Trust Company of New York
  Mail Suite 4688
  P.O. Box 2530
  Jersey City, NJ 07303-2530
  (201) 324-0405 or via Internet at: shares@info.ibm.com

  To transfer stocks, write to:

  First Chicago Trust Company of New York
  Stock Transfer Department
  Mail Suite 4680
  14 Wall Street
  New York, New York 10005
  (Registered mail is recommended when stock is mailed.)

  Investors with other requests may write to:

  IBM Stockholder Relations
  IBM Corporation
  One Old Orchard Road
  Armonk, New York 10504

  Literature for IBM Stockholders
  The following literature on IBM is available without charge from First Chicago Trust Company of New York, Suite 4688, P.O. Box
  2530, Jersey City, New Jersey 07303-2530; (201) 324-0405.

  The Form 10-K Annual Report and Form 10-Q Quarterly Reports to the SEC provide additional information on IBM's business. The
  10-K is issued in April; 10-Q reports are released in May, August and November.

  IBM Credit Corporation's Annual Report is available in March.

  The IBM Dividend Reinvestment Plan booklet tells how stockholders may automatically reinvest dividends to purchase additional IBM stock.

  "IBM and the Environment" reports on IBM's safety, energy and environmental programs.

  "Valuing Diversity: An Ongoing Commitment" reviews IBM's philosophy on workforce diversity, equal opportunity, affirmative action, and work/life balance. Programs, both within IBM and in the community, that promote opportunities for women, minorities, people with disabilities and Vietnam-era and disabled veterans are also discussed.

  *AIX, AS/400, DB2, HelpCenter, ISSC, Media Streamer, Nways, OS/2, Person to Person, POWERparallel, PowerPC, RAMAC, RS/6000, S/390, SP2, Scalable POWERparallel System, System/36, System/390, ThinkPad, ValuePoint, VisualAge, VoiceType and Workplace Shell are trademarks or registered trademarks of International Business Machines Corporation. CATIA is a trademark of Dassault Systemes. Pentium is a trademark of Intel Corporation. PRODIGY is a service mark and registered trademark of Prodigy Services Company.

  Printed In the United States.

                                  81