Form 10-K405, Exhibit 13
period 1995-12-31
INTERNATIONAL BUSINESS MACHINES CORP
filed 1996-03-26
CIK 51143

EXHIBIT VII


                                 Report of Management   34

                    Report of Independent Accountants   35

                                Management Discussion   36

                    Consolidated Financial Statements   50

                                           Operations
                                   Financial Position
                                           Cash Flows
                                 Stockholders' Equity

           Notes To Consolidated Financial Statements   54

                      Significant Accounting Policies   A
                                   Accounting Changes   B
                              Risks and Uncertainties   C
                                          Inventories   D
            Plant, Rental Machines and Other Property   E
                        Investments and Sundry Assets   F
                                                 Debt   G
                                                Taxes   H
                                          Advertising   I
                Research, Development and Engineering   J
                                Restructuring Actions   K
                                     Interest on Debt   L
                  Other Liabilities and Environmental   M
                                        Contingencies   N
                                   Customer Financing   O
                 Rental Expense and Lease Commitments   P
                           Long-Term Performance Plan   Q
                                  Stock Purchase Plan   R
                            Stock Repurchase Programs   S
                                     Retirement Plans   T
                   Nonpension Postretirement Benefits   U
                                      Lines of Credit   V
               Sale and Securitization of Receivables   W
                                Financial Instruments   X
                                  Segment Information   Y
                                    Subsequent Events   Z
                                     Geographic Areas   AA

      Five-Year Comparison of Selected Financial Data   79

                              Selected Quarterly Data   79

                                 ..............
                              REPORT OF MANAGEMENT
      International Business Machines Corporation and Subsidiary Companies









Responsibility for the integrity and objectivity of the financial information presented in this Annual Report rests with IBM management. The accompanying financial statements have been prepared in conformity with generally accepted accounting principles, applying certain estimates and judgments as required.

IBM maintains an effective internal control structure. It consists, in part, of organizational arrangements with clearly defined lines of responsibility and delegation of authority, and comprehensive systems and control procedures. We believe this structure provides reasonable assurance that transactions are executed in accordance with management authorization, and that they are appropriately recorded, in order to permit preparation of financial statements in conformity with generally accepted accounting principles and to adequately safeguard, verify and maintain accountability of assets. An important element of the control environment is an ongoing internal audit program.

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

Price Waterhouse LLP, independent accountants, is retained to examine IBM's financial statements. Its accompanying report is based on an examination conducted in accordance with generally accepted auditing standards, including a review of the internal control structure and tests of accounting procedures and records.

The Audit Committee of the Board of Directors is composed solely of outside directors, and is responsible for recommending to the Board the independent accounting firm to be retained for the coming year, subject to stockholder approval. The Audit Committee meets periodically and privately with the independent accountants, with our internal auditors, as well as with IBM management, to review accounting, auditing, internal control structure and financial reporting matters.




/s/ Louis V. Gerstner, Jr.            /s/ G. Richard Thoman

Louis V. Gerstner, Jr.                G. Richard Thoman
Chairman of the Board and             Senior Vice President and
Chief Executive Officer               Chief Financial Officer

                                  .............
                        REPORT OF INDEPENDENT ACCOUNTANTS
      International Business Machines Corporation and Subsidiary Companies












To the Stockholders and Board of Directors of International Business Machines

Corporation:



In our opinion, the accompanying consolidated financial statements, appearing on pages 50 through 78, present fairly, in all material respects, the financial position of International Business Machines Corporation and its subsidiaries at

December 31, 1995 and 1994, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1995, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis,

evidence supporting the amounts and disclosures in the financial statements,

assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.



As discussed in the note on accounting changes on pages 55 and 56, the company changed its method of accounting for postemployment benefits in 1993. We concur with this change.



/s/ Price Waterhouse LLP

Price Waterhouse LLP
1177 Avenue of the Americas
New York, NY 10036
January 19, 1996

                                   ...........
                              MANAGEMENT DISCUSSION
      International Business machines Corporation and Subsidiary Companies









Overview

IBM made significant progress during 1995 in implementing its fundamental strategies of transforming its traditional businesses to position them for the emerging network-centric computing market and rapidly expanding its newer, high-growth businesses. As a result, the company reported record revenues, with the best rate of revenue growth since 1984.

Overall, as advances in network technology continue to create new and powerful applications for our customers, the demand for computing power remains high. In 1995, shipments of System/390* servers delivered 59 percent more power than in the prior year. Revenues from servers grew 9.0 percent, reflecting the delivery of significant price/performance improvements to our customers.

Revenue growth continued to be strong for Original Equipment Manufacturer (OEM) merchant-market semiconductors and low-end storage files. Personal systems clients continued to show growth, in both personal computers and RISC System/6000* products. While revenue from storage products continued to decline, shipments of the RAMAC* II product in the fourth quarter of 1995 were strong.

The company's services offerings continued to show strong growth and are now the second largest source of revenue, behind hardware sales. The services gross profit margin remains lower than the company's hardware offerings.

The company's software revenues grew primarily as a result of the acquisition of Lotus Development Corporation (Lotus), which is discussed further on pages 47 and 48. On July 5, 1995, the company acquired all outstanding shares of Lotus for approximately $3.2 billion ($2.9 billion in net cash). The company considers Lotus to be an applications-enabling software company engaged in high-growth segments of the software market. It is believed that the acquisition of Lotus provides the company with an opportunity to successfully advance workgroup technology from local area network environments to enterprisewide environments.

While much progress has been made, IBM must continue its pace of change as it focuses increasingly on revenue growth, introduction of new offerings in the network-centric computing market, and aligning its cost and expense structure in strategic solutions areas.

Results of Operations
(DOLLARS IN MILLIONS)                             1995         1994        1993
Revenue                                      $  71,940    $  64,052   $  62,716
Cost                                            41,573       38,768      38,568
                                             ---------    ---------   ---------
Gross profit                                    30,367       25,284      24,148
Total expense without restructuring charges     22,554       20,129      24,000
Restructuring charges                                -            -       8,945
                                             ---------    ---------   ---------
Net earnings (loss) before income taxes      $   7,813    $   5,155   $ (8,797)
                                             =========    =========   =========


Net earnings (loss)                          $   4,178    $   3,021   $ (8,101)
                                             =========    =========   =========

Gross profit margin                               42.2%        39.5%      38.5%

                                   ...........
                              MANAGEMENT DISCUSSION
      International Business machines Corporation and Subsidiary Companies


The following table summarizes the year-to-year percentage change in the company's revenue by geographic area:
                                                            Percentage Change
                                                        1995-94         1994-93*

Total IBM                                                  12.3%            6.0%

North America                                              11.1             4.1
    United States                                          11.1             3.0
    Canada                                                 11.7            15.8
Europe/Middle East/Africa                                   9.6             5.8
Asia Pacific                                               22.2            13.4
Latin America                                               6.3             (.7)

*1993 revenue was reduced for revenue associated with the Federal Systems Company, which was sold in 1994.


The overall gross profit margin increased to 42.2 percent, a 2.7 point improvement over 1994, following a 1.0 point improvement in 1994 over 1993. The increases are primarily driven by improved margins in hardware sales resulting from cost improvements across most major product lines. The gross profit margins also continue to be affected by hardware pricing pressures and the company's shift to services revenue, which has a lower gross profit margin than the company's hardware and software offerings.

The company reported net earnings of $4,178 million ($7.23 per common share), $3,021 million ($5.02 per common share) and a net loss of $8,101 million ($14.22 per common share) for 1995, 1994 and 1993, respectively.

The following table is provided for informational purposes only, to exclude the effects of certain items on the company's net earnings.


(DOLLARS IN MILLIONS)                             1995         1994         1993

Net earnings after tax as reported            $  4,178    $   3,021   $  (8,101)

Lotus purchased in-process
   research and development (pages 47 and 48)    1,840            -            -
1995 4th Quarter special items (pages 42 and 43)   431            -            -
Effects of Federal Systems Company (FSC) sale
(page 48)                                        (115)        (248)        (105)
Software amortization change (page 40)               -          192            -
Restructuring charge (page 62)                       -            -        7,996
SFAS 112 (page 56)                                   -            -          114
                                              --------    ---------   ----------
Adjusted net earnings                         $  6,334    $   2,965   $     (96)
                                              ========    =========   ==========
Adjusted earnings after tax per common share  $  11.02        $4.92       $(.25)

                                   ...........
                              MANAGEMENT DISCUSSION
      International Business machines Corporation and Subsidiary Companies



Hardware Sales

(DOLLARS IN MILLIONS)                             1995         1994        1993

Total revenue                                $  35,600    $  32,344   $  30,591
Total cost                                      21,862       21,300      20,696
                                             ---------    ---------   ---------
Gross profit                                 $  13,738    $  11,044   $   9,895
                                             =========    =========   =========
Gross profit margin                               38.6%        34.1%       32.3%

Worldwide revenue from hardware sales increased 10.1 percent from 1994, following an increase of 5.7 percent in 1994 from 1993. Worldwide gross profit dollars from hardware sales increased 24.4 percent from 1994, following an increase of 11.6 percent in 1994 from 1993.

Revenue from servers increased 9.0 percent from 1994, following a 2.7 percent decrease versus 1993. The 1995 increase reflected higher revenue from AS/400*, RISC System/6000 and POWERparallel* servers, as well as a slight increase in System/390 server revenue. System/390 shipments measured in MIPS increased 59 percent and 41 percent in 1995 and 1994, respectively, while POWERparallel shipments more than doubled in 1995 over 1994. Although System/390 revenue grew in 1995, it continues to experience competitive pricing pressures. The 1994 decrease was primarily due to declines in System/390 revenue, resulting from competitive pricing pressures, partially offset by AS/400 server revenue growth in 1994 over 1993, as the new advanced series of servers showed strong growth.

Personal system clients revenue grew 15.1 percent from 1994, following a 17.7 percent increase in 1994 from 1993. These increases resulted from higher revenue from personal computers and strong growth from RISC System/6000 clients.

Storage products revenue decreased 6.9 percent in 1995 from 1994, following a decrease of 26.1 percent in 1994 from 1993. These declines were a result of continuing price competition across most storage products. Although revenue decreased in 1995 from 1994, fourth quarter shipments of the RAMAC II product were strong.

OEM hardware revenue grew 38.2 percent in 1995 versus 1994, following a 151.2 percent increase in 1994 over 1993. These increases were primarily attributable to increased sales of merchant-market semiconductors and low-end storage files.

Information on revenue by classes of similar products or services is included in note Y on pages 75 and 76. The product trends demonstrated in this discussion and in that disclosure are indicative, in all material respects, of hardware sales activity.

The increase in the 1995 hardware sales gross profit margin was driven by System/390 servers due to the increased shipment of the new Complementary Metal Oxide Semiconductor (CMOS) servers. In addition, personal computer clients, RISC System/6000 servers and OEM products showed improved gross profit margins in 1995 versus 1994. The increase in hardware sales gross profit margin in 1994 versus 1993 was primarily driven by cost improvements in System/390 servers, offset by lower personal computer client margins. Although the overall hardware sales margin has been increasing, it continues to be adversely impacted by pricing pressures on System/390 servers, personal computer clients and storage products.

                                   ...........
                              MANAGEMENT DISCUSSION
      International Business machines Corporation and Subsidiary Companies



Services

(DOLLARS IN MILLIONS)                           1995         1994        1993

Services                                    $ 12,714    $   9,715   $   7,648
Federal Systems Company                            -            -       2,063
                                            --------    ---------   ---------
Services revenue excluding maintenance        12,714        9,715       9,711
Cost                                          10,042        7,769       8,279
                                            --------    ---------   ---------
Gross profit                                $  2,672    $   1,946   $   1,432
                                            ========    =========   =========
Gross profit margin                             21.0%        20.0%       14.7%

Maintenance revenue                         $  7,409    $   7,222   $   7,295
Cost                                           3,651        3,635       3,545
                                            --------    ---------   ---------
Gross profit                                $  3,758    $   3,587   $   3,750
                                            ========    =========   =========
Gross profit margin                             50.7%        49.7%       51.4%

Total services revenue                      $ 20,123    $  16,937   $  17,006
Cost                                          13,693       11,404      11,824
                                            --------    ---------   ---------
Gross profit                                $  6,430    $   5,533   $   5,182
                                            ========    =========   =========
Gross profit margin                             32.0%        32.7%       30.5%

Services revenue, excluding maintenance, increased 30.9 percent in 1995 from 1994. The 1994 results, on an as-reported basis, did not include operational results from FSC, which were included in 1993 results. When adjusted for the effects of the FSC sale, services revenue increased 27.0 percent in 1994 over 1993. These increases were primarily driven by strong growth in outsourcing of systems and networks, consulting and systems integration activity.

Services gross profit dollars, excluding maintenance, increased 37.4 percent in 1995 versus 1994, following an increase of 35.9 percent in 1994 over 1993. Adjusted for the FSC sale, 1994 gross profit dollars increased 54.0 percent over 1993. The 1993 gross profit dollars were impacted by adjustments required on certain older contracts that were not expected to be profitable. The 1993 services gross profit margin adjusted for the FSC activity, excluding maintenance, was 16.5 percent.

Maintenance revenue increased 2.6 percent in 1995 from 1994, following a decrease of 1.0 percent in 1994 from 1993. Gross profit dollars increased 4.7 percent year over year, following a decrease of 4.4 percent in 1994 from 1993. Maintenance revenue and gross profit dollar improvements were the results of currency benefits in 1995. Maintenance revenue and gross profit margins continue to be adversely affected by the competitive environment and resulting pricing pressures on maintenance offerings, as well as, in 1995, a mix toward products having lower profit margins. This trend is expected to continue.

                                   ...........
                              MANAGEMENT DISCUSSION
      International Business machines Corporation and Subsidiary Companies


Software

(DOLLARS IN MILLIONS)                           1995         1994         1993

Total revenue                               $ 12,657    $  11,346    $  10,953
Total cost                                     4,428        4,680        4,310
                                            --------    ---------    ---------
Gross profit                                $  8,229    $   6,666    $   6,643
                                            ========    =========    =========
Gross profit margin                             65.0%        58.8%        60.7%

Software revenue increased 11.6 percent in 1995 from 1994, following an increase of 3.6 percent in 1994 from 1993. The increase in 1995 was primarily due to revenue generated by products offered by Lotus, which was purchased on July 5, 1995, and whose results are included in the company's 1995 results. The increase in 1994 was primarily due to higher one-time charge revenue associated with RISC System/6000 placements.

Software gross profit dollars increased $1,563 million (23.4%) in 1995 from 1994, following an increase of $23 million (.3%) in 1994 from 1993. As the company continues its efforts to deliver software solutions to satisfy its customers needs, a number of changes have evolved which have the effect of reducing cost levels.

In the normal course of business, the amounts spent for software products are either charged to research, development and engineering expense or capitalized; then subsequently amortized as cost over the product's useful life. As the company continues to improve the pace at which new products are introduced in the marketplace, an increased percentage of the spending is charged to expense, resulting in a growth of research, development and engineering expense dollars from year to year. Because a lesser percentage of the spending is capitalized, the result is lower software capital additions from year to year ($.8 billion in 1995 and $1.4 billion in 1994). Also, in reaction to changes in the marketplace, in 1994 the company reduced the amortization periods for its software products to a maximum of four years. The combined effects of these changes have resulted in lower software carrying values in the company's Consolidated Statement of Financial Position ($2,419 million, $2,963 million and $3,703 million at December 31, 1995, 1994 and 1993, respectively). In addition to reducing the amount of costs to be amortized in future periods, these lower balances will lessen the company's risk of impairment and write-offs of its software products due to changes in the marketplace. The amounts written off were $344 million in 1995, $491 million in 1994 and $327 million in 1993.

While these changes have contributed to the growth in software gross profit in 1995, they were partially offset by higher vendor royalty costs as the company continues to seek solutions for its customers from many sources.

The reduction in amortization periods, which was made in 1994, resulted in a charge that year to software cost of $296 million. Excluding the effect of this charge, gross profit dollars would have been $6,962 million and the gross profit margin would have been 61.4 percent in 1994.

Rentals and Financing

(DOLLARS IN MILLIONS)                           1995         1994         1993

Total revenue                               $  3,560     $  3,425     $  4,166
Total cost                                     1,590        1,384        1,738
                                            --------     --------     --------
Gross profit                                $  1,970     $  2,041     $  2,428
                                            ========     ========     ========
Gross profit margin                             55.4%        59.6%        58.3%

                                   ...........
                              MANAGEMENT DISCUSSION
      International Business machines Corporation and Subsidiary Companies


Rentals and financing revenue increased 3.9 percent from 1994, following a decrease of 17.8 percent in 1994 from 1993. The growth in 1995 revenue was a result of increases in new financing originations versus 1994. However, revenue was down from 1993 as older leases (1993 and prior originations) continued to expire. Rentals and financing gross profit dollars decreased 3.4 percent from 1994, following a decline of 15.9 percent in 1994 from 1993. These decreases were a reflection of both declining volumes and rental prices on high-end products over the past few years, as well as a changing country mix.

Operating Expenses

(DOLLARS IN MILLIONS)                           1995         1994         1993

Selling, general and administrative        $  16,766    $  15,916    $  18,282
Percentage of revenue                           23.3%        24.8%        29.2%
Research, development and engineering      $   6,010    $   4,363    $   5,558
Less: Lotus purchased in-process
    research and development                   1,840            -            -
                                           ---------    ---------    ---------
Adjusted research, development and
  engineering                              $   4,170    $   4,363    $   5,558
                                           =========    =========    =========
Percentage of revenue                            5.8%         6.8%         8.9%

Selling, general and administrative (SG&A) expense increased 5.3 percent from 1994, which followed a decrease of 12.9 percent in 1994 from 1993. The 1995 results included two special items: a $626 million charge for work force separations and asset reductions and a one-time gain of $175 million due to the settlement of certain contractual obligations resulting from the 1994 sale of FSC. The 1994 results included the before-tax gain from the FSC sale ($382 million). Excluding these items, 1995 SG&A expense would have increased .1 percent, and the decrease in 1994 would have been 10.9 percent. In addition, the 1995 results included six months of amortization of goodwill and operating expenses resulting from the acquisition of Lotus, which amounted to approximately $471 million. Without the two special items and the Lotus expenses, 1995 SG&A expense would have decreased 2.8 percent from 1994. The company continues to focus on productivity, reengineering, expense controls and prioritization of spending in order to have competitive expense to revenue levels.

Research, development and engineering expense increased 37.7 percent in 1995, following a decrease of 21.5 percent in 1994 from 1993. The increase was a result of a $1,840 million charge for purchased in-process research and development in connection with the Lotus acquisition. Excluding this item, research, development and engineering expense would have decreased 4.4 percent in 1995. Additionally, changes in the software development process coupled with an increased pace to market continued to reduce the software capitalization rate, which increased charges to research, development and engineering expense from period to period. The reductions in both years reflected the company's continued focus on productivity and expense controls, which resulted in elimination of redundant efforts and reprioritization of development activities to such areas as network-centric computing, microprocessors, RISC technology, networking, personal computers and desktop software.

                                   ...........
                              MANAGEMENT DISCUSSION
      International Business machines Corporation and Subsidiary Companies



Other Income/Interest Expense

(DOLLARS IN MILLIONS)                         1995         1994         1993

Other income, principally interest         $   947     $  1,377     $  1,113
Interest expense                               725        1,227        1,273

Other income, principally interest, was $.9 billion in 1995, a decrease of 31.3 percent from 1994, following an increase of 23.7 percent in 1994 over 1993. The 1995 decrease reflected the continuing impact of the switch to the Real currency by Brazil effective July 1994 and generally lower levels of cash balances versus 1994. The 1994 increase reflected higher levels of available cash and higher interest rates versus 1993.

In July 1994, the Brazilian government converted to a new currency, the Real. The new currency was part of the government's economic plan to reduce inflation and stabilize the economy. This change had the effect of lowering the company's interest income and interest expense, as well as the exchange gains and losses associated with the local currency cash deposits and borrowings. Other income and interest expense amounts decreased significantly during the second half of 1994 and all of 1995 when compared to prior periods.

Provision for Income Taxes

The provision for income taxes was a charge of $3,635 million in 1995, $2,134 million in 1994 and a benefit of $810 million in 1993. The 1995 provision was based on earnings before income taxes of $7,813 million, resulting in an effective tax rate of 47 percent for 1995, as compared to the 1994 provision, which was based on earnings of $5,155 million, resulting in an effective tax rate of 41 percent. The higher rate in 1995 resulted from expensing the purchased in-process research and development as part of the acquisition of Lotus with no corresponding tax benefit. Without the effect of this item, the tax rate would have been 38 percent. The effective tax rate of (9) percent in 1993 was principally due to limited tax benefits on restructuring charges, along with a high effective tax rate on earnings in certain non-U.S. operations.

The company accounts for income taxes under SFAS 109, "Accounting for Income Taxes," which provides for recognition of deferred tax assets if realization of such assets is more likely than not. In assessing the likelihood of realization, management considered estimates of future taxable income. The total amount of U.S. federal taxable income needed to realize U.S. federal deferred tax assets, net of valuation allowances, is approximately $11.0 billion as compared to approximately $14.0 billion in 1994 and $15.0 billion in 1993. In estimating the amount of U.S. taxable income that may be available to the company to utilize as many deferred tax assets as possible, the last two years' U.S. taxable income was considered. This was approximately $4.8 billion (estimated income) in 1995 and a $549 million loss in 1994. In addition, consideration was given to the impact of prior years' restructuring actions on the company's future taxable income and to tax planning strategies related to research and development costs.


Fourth Quarter

For the quarter ended December 31, 1995, the company had revenue of $21.9 billion, a 10.2 percent increase over the same period of 1994. Net earnings in the fourth quarter were $1,711 million ($3.09 per common share), compared to net earnings of $1,230 million ($2.06 per common share) in the fourth quarter of 1994. In the fourth quarter of 1995, the company recorded a pretax charge of $663 million to cover work force separation costs and asset reductions ($626 million) and a software write-down ($37 million). These charges were partially offset by a one-time gain of $175 million from the settlement of certain contractual obligations resulting

                                   ...........
                              MANAGEMENT DISCUSSION
      International Business machines Corporation and Subsidiary Companies from the 1994 sale of FSC. The company's fourth-quarter 1995 net earnings would have been approximately $2.0 billion, or $3.66 per common share, before these special items.

Revenue increased in all but one geographic area in the fourth quarter. United States revenue was $7.8 billion, an increase of 12.0 percent compared to the fourth quarter a year ago. Revenue from

Europe/Middle East/Africa rose 7.1 percent year over year to $8.1 billion, Asia Pacific revenue grew 19.3 percent to $4.1 billion, and revenue from Canada rose
2.6 percent to $.8 billion. Latin America revenue declined 3.3 percent from the same period of 1994 to $1.1 billion.

Currency had an approximately 2 percent favorable effect on revenue in the fourth quarter.

Hardware sales revenue increased 7.9 percent to $11.5 billion, compared to the same period of last year. Personal computer, RISC System/6000 and System/390 revenue increased. AS/400 revenue declined compared to the fourth quarter of last year as a result of ongoing product transitions. Storage product revenue also fell due to year-over-year price reductions.

Services revenue grew 24.8 percent over the previous year to $4.1 billion, reflecting continued strength across the company's services categories, including outsourcing of systems and networks, consulting, systems integration, networking and availability services, and education.

Software revenue was $3.6 billion, an increase of 9.0 percent compared to the fourth quarter of 1994. Maintenance revenue increased .9 percent year over year to $1.8 billion, while revenue from rentals and financing revenue grew 6.3 percent to $916 million.

The total gross profit margin was 41.7 percent in the fourth quarter, compared to 40.6 percent in the same period of 1994.

Total expenses, before the special items, rose slightly compared to last year's fourth quarter, primarily due to goodwill amortization and operating expenses related to Lotus, which was acquired on July 5, 1995.

Financial Condition

During 1995, the company took a number of actions that are reflected in the Consolidated Statement of Financial Position at December 31, 1995, including expenditures of $5.7 billion for the repurchase of common and preferred capital stock, $2.9 billion net cash payments for the acquisition of Lotus, and $2.1 billion in payments related to restructuring charges incurred in prior periods.

Working Capital
                                                          At December 31
(DOLLARS IN MILLIONS)                                 1995               1994

Current assets                                   $  40,691          $  41,338
Current liabilities                                 31,648             29,226
                                                 ---------          ---------
    Working capital                              $   9,043          $  12,112
                                                 =========          =========

Current ratio                                       1.29:1             1.41:1

Current assets declined $.6 billion from year-end 1994, with a reduction in total cash, cash equivalents and marketable securities of $2.8 billion, offset by increases in accounts receivable of $1.9 billion and prepaid expenses of $.3 billion. The decrease in total cash, cash equivalents and marketable securities

                                   ...........
                              MANAGEMENT DISCUSSION
      International Business machines Corporation and Subsidiary Companies resulted primarily from the stock repurchases, the acquisition of Lotus and restructuring payments, offset by cash generated from operations. The increase in accounts receivable reflected strong year-end business volumes.

Total current liabilities increased $2.4 billion from December 31, 1994, with increases of $.9 billion in taxes payable and $2.0 billion in short-term debt, offset by a net decrease of $.5 billion in other current liabilities (a decrease in other accrued expenses and liabilities, and increases in accounts payable, and compensation and benefits). The increase in taxes payable is due to improvement in the company's operating results in certain geographies. Short-term debt increased to support the growth in customer financing assets. The decline in other accrued expenses and liabilities resulted from lower restructuring accrual balances due to implementation of the company's restructuring programs.

Investments

The company's capital expenditures for plant, rental machines and other property were $4.7 billion for the year ended December 31, 1995, an increase of $1.6 billion from 1994. The increase reflects the company's continuing investment in high-growth advanced technology areas such as microelectronics and in the managing of customers' information technology as part of the company's rapidly growing services business.

In addition to software development expense included in research, development and engineering expense, the company capitalized $.8 billion of software costs during 1995, versus the $1.4 billion capitalized in 1994. Amortization of capitalized software costs amounted to $1.6 billion for 1995, a decrease of $.5 billion from 1994 (which included $.3 billion in accelerated amortization resulting from a software amortization change implemented in the first quarter of 1994).

Investments and sundry assets were $20.6 billion at December 31, 1995, an increase of $.5 billion from December 31, 1994, primarily the result of increases in prepaid pension assets and the goodwill associated with the acquisition of Lotus, offset by a decline in deferred tax assets.

Debt and Equity

(DOLLARS IN MILLIONS)                            1995               1994

Short-term debt                             $  11,569           $  9,570
Long-term debt                                 10,060             12,548
                                            ---------           --------
   Total debt                               $  21,629           $ 22,118
                                            =========           ========
Stockholders' equity                        $  22,423           $ 23,413
                                            =========           ========
Total debt/total capitalization                  49.1%              48.6%

The ratio of total debt to total capitalization increased in 1995 primarily due to the retirement of repurchased capital stock during the year; total debt declined by $.5 billion due to the retirement of $1.0 billion of "core" debt, offset by an increase of $.5 billion in debt to maintain a constant leverage in customer financing.

Other non-current liabilities of $14.4 billion increased $.3 billion from year-end 1994, principally due to increases in non-current postretirement benefit liabilities and deferred income, offset by declines in restructuring accrual balances.

                                   ...........
                              MANAGEMENT DISCUSSION
      International Business machines Corporation and Subsidiary Companies



The company has accrued for environmental matters, including estimated costs of cleanup of Superfund sites, operating facilities, and restoration and monitoring costs related to the closure of facilities. The company also has environmental programs in place that include investment in state-of-the-art facilities for environmental protection, as well as other programs to ensure compliance with government regulations and the company's commitment to responsible environmental practices. Environmental costs, including costs of complying with existing environmental regulations, are not expected to materially affect the company's financial position or results of operations in future periods. Further discussion appears in note M on pages 62 and 63.

Stockholders' equity declined $1.0 billion from December 31, 1994, primarily as a result of common and preferred stock repurchases, partially offset by the company's net earnings from operating results. The repurchased shares were retired and restored to the status of authorized but unissued.

Currency Rate Fluctuations

Approximately 90 percent of the company's non-U.S. business is conducted in local currency environments. Currency rate variations had favorable effects on revenue results of approximately 4 percent in 1995, 2 percent in 1994 and an unfavorable impact of 3 percent in 1993. As worldwide currencies strengthen versus the U.S. dollar, assets and liabilities denominated in local currencies translate into more U.S. dollars. Changes in net worth arising from these currency fluctuations are accumulated in the translation adjustments component of stockholders' equity. As of December 31, 1995, the cumulative translation adjustment was $3.0 billion, an increase of $.4 billion over 1994.

In high-inflation environments, like parts of Latin America, translation adjustments are reflected in period income, as required by SFAS 52, "Foreign Currency Translation." Generally, the company minimizes currency risk in these countries by linking prices and contracts to U.S. dollars and by financing operations locally.

The company uses a variety of financial hedging instruments to minimize currency risks related to customer financing transactions and the repatriation of dividends and royalties. Further discussion on currency and hedging appears in note X on pages 72 through 75.

Liquidity

In December 1993, the company entered into a $10. 0 billion committed global credit facility as part of the company's ongoing efforts to ensure appropriate levels of liquidity. As of December 31, 1995, $8.9 billion was unused and still available. Further discussion appears in note V on page 72.

At year-end 1995, the company had a net balance of $1.2 billion in assets under management from the securitization of lease and trade receivables. This amount is $.6 billion lower than the 1994 year-end balance of $1.8 billion. Further discussion appears in note W on page 72.

In April 1995, Duff & Phelps upgraded its credit ratings for IBM and its rated subsidiaries' senior long-term debt to "A+" from "A" and its preferred stock rating to "A" from "A-".

                                   ...........
                              MANAGEMENT DISCUSSION
      International Business machines Corporation and Subsidiary Companies



In August 1995, Moody's Investors Service upgraded its credit ratings on the senior long-term debt of IBM and its rated subsidiaries to "A-1" from "A-3" and on IBM's preferred stock to "A-1" from "Baa-1".

Fitch Investors Service, in December 1995, upgraded its credit ratings for IBM and its rated subsidiaries' senior long-term debt to "A+" from "A", short-term debt to "F-1+" from "F-1", and its preferred stock rating to "A" from "A-".

The following table summarizes the company's cash flows from operating, investing and financing activities as prescribed by Generally Accepted Accounting Principles (GAAP), and reflected in the Consolidated Statement of Cash Flows on page 52:

(DOLLARS IN MILLIONS)                          1995         1994        1993

Net cash provided from (used in):
    Operating activities                  $  10,708    $  11,793    $  8,327
    Investing activities                     (5,052)      (3,426)     (4,202)
    Financing activities                     (6,384)      (6,412)     (1,914)
Effect of exchange rate changes
    on cash and cash equivalents                 65          106        (796)
                                          ---------    ---------    ---------
Net change in cash and cash equivalents   $    (663)   $   2,061    $  1,415
                                          =========    =========    ========

Net cash provided from operating activities declined $1.1 billion from the 1994 period reflecting a decrease in cash flows due to net changes in operating assets and liabilities (primarily customer financing receivables), offset by the improvement in net earnings.

The $1.6 billion increase in funds used in investing activities from the 1994 period is attributable to the company's acquisition of Lotus in July 1995, partially offset by net cash inflows from the sale of marketable securities during 1995. In addition, the 1994 period reflects $1.5 billion in proceeds from the sale of FSC.

Net cash used in financing activities for 1995 resulted principally from implementation of the company's preferred and common stock repurchase programs, offset by higher levels of short-term borrowings associated with customer financing.

The company's "core" business involves the sales of information technology products and services as distinct from its customer financing and certain other activities. The company believes it is important to understand the different dynamics of these two sectors. Therefore, the company has derived a model for separately measuring cash flow of the "core" business. The model is not intended to replace the GAAP cash flow, but is supplementary in nature. Under this model, "core" cash flow from operations was approximately $7.1 billion in 1995, excluding the Lotus acquisition. Operations, as defined in this model, includes operating and investing activities, but excludes the impact of changes in customer financing assets and net cash proceeds from securitization of trade accounts receivable, which are viewed as financing in nature.

                                   ...........
                              MANAGEMENT DISCUSSION
      International Business machines Corporation and Subsidiary Companies



FINANCING RISKS

Customer financing is an integral part of the company's total worldwide offerings. Financial results of customer financing can be found in note O on pages 63 through 66. Inherent in customer financing are certain risks: credit, interest rate, currency and residual value. The company manages credit risk through comprehensive credit evaluations and pricing practices. To manage the risks associated with an uncertain interest rate environment, the company pursues a funding strategy of substantially matching the terms of its debt with the terms of its assets. Currency risks are managed by denominating liabilities in the same currency as the assets.

Residual value risk is managed by developing projections of future equipment values at lease inception, reevaluating these projections periodically, and effectively deploying remarketing capabilities to recover residual values and potentially earn a profit. In 1995 and 1994, the remarketing effort generated profits. The following table depicts an approximation of the unguaranteed residual value maturities for the company's sales-type leases, as well as a projection of net book value of operating leases at the end of the lease terms as of December 31, 1993, 1994 and 1995. The following table excludes approximately $50 million of estimated residual value associated with non-information technology equipment.


                      Total          Run Out of 1995 Residual Value Balance
                   --------------------------------------------------------

(Dollars in millions)     1993     1994   1995   1996    1997    1998  1999 and
                                                                         beyond
Sales-type leases      $   760  $   535 $  470 $  165  $  130  $  135  $    40
Operating leases           250      140    295    105      80      90       20
                       -------  ------- ------ ------  ------  ------  -------
Total residual value   $ 1,010  $   675 $  765 $  270  $  210  $  225  $    60
                       =======  ======= ====== ======  ======  ======  =======


Lotus Development Corporation
-----------------------------

On July 5, 1995, the company acquired all outstanding shares of Lotus for approximately $3.2 billion ($2.9 billion in net cash).

The company engaged a nationally recognized, independent appraisal firm to express an opinion on the fair market value of the assets acquired to serve as a basis for allocation of the purchase price to the various classes of assets. The appraisal included both tangible and identifiable intangible assets, as well as software technology. The company allocated the total purchase price as follows:

(DOLLARS IN MILLIONS)

Tangible net assets                                                     $    325
Identifiable intangible assets                                               542
Current software products                                                    290
Purchased in-process research and development                              1,840
Goodwill                                                                     540
Deferred tax liabilities related to identifiable intangible assets         (291)
                                                                        --------
Total                                                                   $  3,246
                                                                        ========

                                   ...........
                              MANAGEMENT DISCUSSION
      International Business machines Corporation and Subsidiary Companies


The tangible net assets consisted primarily of cash, accounts receivable, land, buildings, leasehold improvements and other personal property. The identifiable intangible assets consisted of trademarks ($369 million) and assembled work force, employee agreements, and leasehold interests totaling $173 million. The identifiable intangible assets and goodwill will be amortized on a straight-line basis over a five-year period.

The software technology valuation was accomplished through the application of an income approach. Projected debt-free income, revenue net of provision for operating expenses, income taxes and returns on requisite assets were discounted to a present value. This approach was used for each of the Lotus product lines. Software technology was divided into two categories: current software products and in-process research and development.

Current software products included: "Current products" representing products currently in the marketplace as of the acquisition date and "In development-complete" for products still in the development stage and technologically feasible.

The fair market value of the purchased current software products was determined to be $290 million. This amount was recorded as an asset and is being amortized on a straight-line basis over two years.

Purchased in-process research and development included the value of software products still in the development stage and not considered to have reached technological feasibility stage.

As a result of the valuation, the fair market value of the purchased in-process research and development was determined to be $1,840 million. In accordance with applicable accounting rules, this amount was expensed upon acquisition in the third quarter of 1995.

Federal Systems Company

The sale of FSC to Loral Corporation for $1.503 billion in cash had a closing date of March 1, 1994, and was effective January 1, 1994. This transaction resulted in an after-tax net gain of $248 million ($.43 per common share) in the company's first-quarter 1994 results. The net gain reflected the impact of certain contractual, employee postemployment, and other obligations, which included amounts for the Advanced Automation System contract for the Federal Aviation Administration. In the fourth quarter of 1995, the company recorded a before-tax gain of $175 million due to the conclusion of those contractual obligations between the company and Loral Corporation. Additionally, as a result of this sale, approximately 10,000 people transferred to Loral, retired, or are on a preretirement leave from the company. The company has concluded all its contractual obligations related to this sale.

In 1993, FSC had, on a stand-alone basis, net earnings of $58 million on revenues of $2.3 billion.

                                   ...........
                              MANAGEMENT DISCUSSION
      International Business Machines Corporation and Subsidiary Companies


Employees

                                                         Percentage Changes

                                         1995     1994   1993   1995-94 1994-93

IBM/wholly owned subsidiaries         225,347  219,839  256,207   2.5%  (14.2)%
Less than-wholly owned
  subsidiaries                         26,868   23,200   10,989   15.8  111.1
Complementary                          38,000   35,000   35,000    8.6    0.0


As of December 31, 1995, regular employees increased 5,508 from 1994 mainly due to hiring in high-growth areas of the business and emerging markets, and to acquisition of business entities, particularly Lotus. Some of these entities, while less than wholly-owned, are consolidated into the company's financial statements. The increase of employees in the less than wholly owned subsidiaries category in 1995 is due primarily to MiCRUS, a newly formed U.S. subsidiary with 763 employees, and Technology Service Solutions, an existing U.S. subsidiary with 7,717 employees, an increase of 2,797 employees over last year.

The company's complementary work force comprises equivalent full-time employees hired under temporary, part-time and limited-term employment arrangements to meet specific business needs in a flexible and cost-effective manner.


Looking Forward

The record revenue the company reported in 1995 is one indication that its fundamental strategies are working. However, there are still many challenges ahead. To remain the leader in translating advanced information technology into value for customers, IBM must be at the forefront of change in the emerging model for network-centric computing. This means constantly improving the company's mix of offerings, continuing the focus on productivity and efficiency improvements, and concentrating on the emerging growth areas around the world. It means identifying solutions and quickly introducing them to the company's portfolio; and sometimes adding business partners, as with the acquisition of Lotus and the announced merger with Tivoli Systems - both leading software companies, with products and technology that complement and strengthen IBM's offerings. There is much opportunity ahead, and the company is prepared to seize it.

                                   ...........
                 CONSOLIDATED STATEMENT OF OPERATIONS
      International Business machines Corporation and Subsidiary Companies

(DOLLARS IN MILLIONS EXCEPT PER SHARE AMOUNTS)

For the year ended December 31:          Notes       1995        1994      1993

Revenue:

Hardware sales                                  $  35,600    $ 32,344 $  30,591
Services                                           12,714       9,715     9,711
Software                                           12,657      11,346    10,953
Maintenance                                         7,409       7,222     7,295
Rentals and financing                        O      3,560       3,425     4,166
-------------------------------------------------------------------------------
Total revenue                                      71,940      64,052    62,716
-------------------------------------------------------------------------------

Cost:

Hardware sales                                     21,862      21,300    20,696
Services                                           10,042       7,769     8,279
Software                                            4,428       4,680     4,310
Maintenance                                         3,651       3,635     3,545
Rentals and financing                               1,590       1,384     1,738
-------------------------------------------------------------------------------
Total cost                                         41,573      38,768    38,568
-------------------------------------------------------------------------------

Gross profit                                       30,367      25,284    24,148
-------------------------------------------------------------------------------

Operating expenses:

Selling, general and administrative          I     16,766      15,916    18,282
Research, development and engineering        J      6,010       4,363     5,558
Restructuring charges                        K          -           -     8,945
-------------------------------------------------------------------------------
Total operating expenses                           22,776      20,279    32,785
-------------------------------------------------------------------------------

Operating income (loss)                             7,591       5,005    (8,637)
Other income, principally interest                    947       1,377     1,113
Interest expense                             L        725       1,227     1,273
-------------------------------------------------------------------------------
Earnings (loss) before income taxes                 7,813       5,155    (8,797)

Provision (benefit) for income taxes         H      3,635       2,134      (810)
-------------------------------------------------------------------------------
Net earnings (loss) before change
  in accounting principle                           4,178       3,021    (7,987)
Effect of change in accounting principle     B          -           -      (114)
-------------------------------------------------------------------------------
Net earnings (loss)                                 4,178       3,021    (8,101)
Preferred stock dividends and transaction costs        62          84        47
-------------------------------------------------------------------------------
Net earnings (loss) applicable
  to common shareholders                        $   4,116     $ 2,937  $ (8,148)
===============================================================================

Per share of common stock amounts:

Before change in accounting principle           $    7.23     $  5.02  $ (14.02)
Effect of change in accounting principle     B          -           -      (.20)
-------------------------------------------------------------------------------
Net earnings (loss) applicable
  to common shareholders                            $7.23       $5.02  $ (14.22)
===============================================================================

Average number of common shares outstanding:
1995 - 569,384,029; 1994 - 584,958,699; 1993 - 573,239,240

The notes on pages 54 through 78 are an integral part of this statement.

                                   ...........
                      CONSOLIDATED STATEMENT OF OPERATIONS
      International Business machines Corporation and Subsidiary Companies

(DOLLARS IN MILLIONS)

At December 31:                                 Notes        1995       1994

Assets

Current assets:
Cash                                                     $  1,746   $  1,240
Cash equivalents                                            5,513      6,682
Marketable securities                               X         442      2,632
Notes and accounts receivable - trade,                     16,450     14,018
   net of allowances
Sales-type leases receivable                                5,961      6,351
Other accounts receivable                                     991      1,164
Inventories                                         D       6,323      6,334
Prepaid expenses and other current assets                   3,265      2,917
----------------------------------------------------------------------------

Total current assets                                       40,691     41,338
----------------------------------------------------------------------------
Plant, rental machines and other property           E      43,981     44,820
Less: Accumulated depreciation                             27,402     28,156
----------------------------------------------------------------------------
Plant, rental machines and other property - net            16,579     16,664
----------------------------------------------------------------------------
Software, less accumulated amortization
  (1995, $11,276; 1994, $10,793)                            2,419      2,963
Investments and sundry assets                       F      20,603     20,126
----------------------------------------------------------------------------
Total assets                                            $  80,292   $ 81,091
============================================================================

Liabilities and Stockholders' Equity

Current liabilities:

Taxes                                               H   $   2,634   $  1,771
Short-term debt                                     G      11,569      9,570
Accounts payable                                            4,511      3,778
Compensation and benefits                                   2,914      2,702
Deferred income                                             3,469      3,475
Other accrued expenses and liabilities                      6,551      7,930
----------------------------------------------------------------------------
Total current liabilities                                  31,648     29,226
----------------------------------------------------------------------------
Long-term debt                                      G      10,060     12,548
Other liabilities                                   M      14,354     14,023
Deferred income taxes                               H       1,807      1,881
----------------------------------------------------------------------------
Total liabilities                                          57,869     57,678
----------------------------------------------------------------------------

Contingencies                                       N
Stockholders' equity:
Preferred stock, par value $.01 per share -
    shares authorized: 150,000,000
    shares issued: 1995 - 2,610,711;
        1994 - 11,145,000                           S         253      1,081
Common stock, par value $1.25 per share -
    shares authorized: 750,000,000
    shares issued: 1995 - 548,199,013;
        1994 - 588,180,244                          S       7,488      7,342
Retained earnings                                          11,630     12,352
Translation adjustments                                     3,036      2,672
Treasury stock, at cost (shares: 1995 - 424,583;
        1994 - 469,500)                                       (41)       (34)
Net unrealized gain on marketable securities                   57         -
----------------------------------------------------------------------------
Total stockholders' equity                                 22,423     23,413
----------------------------------------------------------------------------
Total liabilities and stockholders' equity              $  80,292    $81,091
============================================================================

The notes on pages 54 through 78 are an integral part of this statement.
                                   51

                                   ...........
                      CONSOLIDATED STATEMENT OF CASH FLOWS
      International Business machines Corporation and Subsidiary Companies

(DOLLARS IN MILLIONS)

For the year ended December 31:                          1995    1994     1993

Cash flow from operating activities:
Net earnings (loss)                                    $4,178   $3,021  $(8,101)
Adjustments to reconcile net earnings(loss)
  to cash provided from operating activities:
Effect of change in accounting principle                    -        -     114
Effect of restructuring charges                        (2,119)  (2,772)  5,230
Depreciation                                            3,955    4,197   4,710
Deferred income taxes                                   1,392      825  (1,335)
Amortization of software                                1,647    2,098   1,951
Purchased in-process research and development           1,840        -       -
(Gain) loss on disposition of fixed
  and other assets                                       (339)     (11)    151
Other changes that provided (used) cash:
    Receivables                                          (530)     653   1,185
    Inventories                                           107    1,518     583
    Other assets                                       (1,100)     187   1,865
    Accounts payable                                      659      305     359
    Other liabilities                                   1,018    1,772   1,615
--------------------------------------------------------------------------------
Net cash provided from operating activities            10,708   11,793   8,327
--------------------------------------------------------------------------------
Cash flow from investing activities:
Payments for plant, rental machines
  and other property                                   (4,744)  (3,078) (3,154)
Proceeds from disposition of plant, rental machines
  and other property                                    1,561      900     793
Acquisition of Lotus Development Corporation - net     (2,880)       -       -
Investment in software                                   (823)  (1,361) (1,507)
Purchases of marketable securities and other
  investments                                          (1,315)  (3,866) (2,721)
Proceeds from marketable securities and other
  investments                                           3,149    2,476   2,387
Proceeds from the sale of Federal Systems Company           -    1,503       -
--------------------------------------------------------------------------------
Net cash used in investing activities                  (5,052)  (3,426) (4,202)
--------------------------------------------------------------------------------
Cash flow from financing activities:
Proceeds from new debt                                  6,636    5,335  11,794
Short-term borrowings less than 90 days - net           2,557   (1,948) (5,247)
Payments to settle debt                                (9,460)  (9,445) (8,741)
Preferred stock transactions - net                       (870)     (10)  1,091
Common stock transactions - net                        (4,656)     318     122
Cash dividends paid                                      (591)    (662)   (933)
--------------------------------------------------------------------------------
Net cash used in financing activities                  (6,384)  (6,412) (1,914)
--------------------------------------------------------------------------------
Effect of exchange rate changes on cash and
  cash equivalents                                         65      106    (796)
--------------------------------------------------------------------------------
Net change in cash and cash equivalents                  (663)   2,061   1,415
Cash and cash equivalents at January 1                  7,922    5,861   4,446
--------------------------------------------------------------------------------
Cash and cash equivalents at December 31               $7,259   $7,922  $5,861
================================================================================
Supplemental data:
Cash paid during the year for:
Income taxes*                                          $1,453   $  649  $  813
Interest                                               $1,720   $2,132  $2,410
================================================================================

*Prior years restated to include withholding taxes paid on repatriation of dividends and royalties from foreign subsidiaries.

The notes on pages 54 through 78 are an integral part of this statement.

                                   ...........
                  CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY
      International Business machines Corporation and Subsidiary Companies

                                                                                                    Net
(DOLLARS IN MILLIONS)                                                                        Unrealized
                                                                                                Gain on
                                      Preferred   Common   Retained  Translation   Treasury  Marketable
                                          Stock    Stock   Earnings  Adjustments      Stock  Securities       Total

1993
Stockholders' equity,
   January 1, 1993                      $  -      $ 6,563    $ 19,124   $  1,962    $ (25)       $ -       $ 27,624
Net loss                                                       (8,101)                                       (8,101)
Cash dividends declared - common stock                           (905)                                         (905)
Cash dividends declared - preferred stock                         (47)                                          (47)
Preferred stock issued
  (11,250,000 shares)                     1,091                                                               1,091
Common stock issued under employee
  plans (3,765,854 shares)                            159                                                       159
Common stock issued to U.S. pension
  plan fund (5,828,970 shares)                        258                                                       258
Purchases (6,099,023 shares) and sales
  (6,452,566 shares) of treasury stock
  under employee plans - net                                      (62)                 25                       (37)
Translation adjustments                                                     (304)                              (304)
--------------------------------------------------------------------------------------------------------------------
Stockholders' equity, December 31, 1993   1,091     6,980      10,009      1,658       -          -          19,738

1994
Net earnings                                                    3,021                                         3,021
Cash dividends declared - common stock                           (585)                                         (585)
Cash dividends declared - preferred stock                         (84)                                          (84)
Preferred stock purchased and retired
  (105,000 shares)                          (10)                                                                (10)
Common stock issued under employee
  plans (6,120,255 shares)                            318                                                       318
Common stock issued to U.S. pension
  plan fund (671,030 shares)                           39                                                        39
Purchases (1,401,740 shares) and sales
  (934,919 shares) of treasury stock
  under employee plans - net                                       (9)                 (34)                     (43)
Tax reductions - employee plans                         5                                                         5
Translation adjustments                                                    1,014                              1,014
--------------------------------------------------------------------------------------------------------------------
Stockholders' equity, December 31, 1994   1,081     7,342      12,352      2,672       (34)        -         23,413
1995
Net earnings                                                    4,178                                         4,178
Cash dividends declared - common stock                           (572)                                         (572)
Cash dividends declared - preferred stock                         (20)                                          (20)
Common stock purchased and retired
  (50,906,300 shares)                                (655)     (4,209)                                       (4,864)
Preferred stock purchased and retired
  (8,534,289 shares)                       (828)                  (42)                                         (870)
Common stock issued under employee
  plans (4,271,948 shares)                            279                                                       279
Purchases (4,662,047 shares) and sales
  (4,706,964 shares) of treasury stock
  under employee plans - net                                      (57)                  (7)                     (64)
Conversion of debentures (6,653,121 shares)           471                                                       471
Tax reductions - employee plans                        51                                                        51
Translation adjustments                                                      364                                364
Net unrealized gain on
  marketable securities                                                                                57        57
--------------------------------------------------------------------------------------------------------------------
Stockholders' equity, December 31, 1995   $ 253  $  7,488    $ 11,630   $  3,036    $  (41)         $  57    22,423
====================================================================================================================

The notes on pages 54 through 78 are an integral part of this statement.

                                ..............
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
     International Business Machines Corporation and Subsidiary Companies


A  SIGNIFICANT ACCOUNTING POLICIES


PRINCIPLES OF CONSOLIDATION

The consolidated financial statements include the accounts of International Business Machines Corporation and its majority-owned subsidiary companies. Investments in business entities in which IBM does not have control, but has the ability to exercise significant influence over operating and financial policies (generally 20 - 50 percent ownership), are accounted for by the equity method. Other investments are accounted for by the cost method.


REVENUE

Revenue from hardware sales or sales-type leases is recognized when the product is shipped. Revenue from one-time-charge licensed software is recognized when the program is shipped with an appropriate deferral for post-contract customer support. This deferral is earned over the support period. Revenue from monthly software licenses is recognized as license fees accrue; from maintenance and services over the contractual period or as the services are performed; from rentals and operating leases, monthly as the fees accrue; and from financing at level rates of return over the term of the lease or receivable. Revenue is reduced for estimated customer returns and allowances.


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


TRANSLATION OF NON-U.S. CURRENCY AMOUNTS

Assets and liabilities of non-U.S. subsidiaries that operate in a local currency environment are translated to U.S. dollars at year-end exchange rates. Income and expense items are translated at average rates of exchange prevailing during the year. Translation adjustments are accumulated in a separate component of stockholders' equity. Inventories and plant, rental machines and other non-monetary assets and liabilities of non-U.S. subsidiaries and branches that operate in U.S. dollars, or whose economic environment is highly inflationary, are translated at approximate exchange rates prevailing when acquired. All other assets and liabilities are translated at year-end exchange rates. Inventories charged to cost of sales and depreciation are translated at historical exchange rates. All other income and expense items are translated at average rates of exchange prevailing during the year. Gains and losses that result from translation are included in earnings.

                                 ..............
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
      International Business Machines Corporation and Subsidiary Companies


CASH EQUIVALENTS

All highly liquid investments with a maturity of three months or less at date of purchase are carried at fair value and considered to be cash equivalents.


INVENTORIES

Raw materials, work in process, and finished goods are stated at the lower of average cost or market.


DEPRECIATION

Plant, rental machines and other property are carried at cost, and depreciated over their estimated useful lives using the straight-line method.


SOFTWARE

Costs related to the conceptual formulation and design of licensed programs are expensed as research and development. Costs incurred subsequent to establishment of technological feasibility to produce the finished product are capitalized. The annual amortization of the capitalized amounts is the greater of the amount computed based on the estimated revenue distribution over the products' revenue-producing lives, or the straight-line method, and is applied over periods ranging up to four years. Periodic reviews are performed to ensure that unamortized program costs remain recoverable from future revenues. Costs to support or service licensed programs are charged against income as incurred, or when related revenue is recognized, whichever occurs first.


RETIREMENT PLANS AND NONPENSION POSTRETIREMENT BENEFITS

Current service costs of retirement plans and postretirement healthcare and life insurance benefits are accrued for in the period. Prior service costs resulting from amendments to the plans are amortized over the average remaining service period of employees expected to receive benefits.


GOODWILL

Goodwill is charged to earnings on a straight-line basis over the periods estimated to be benefited, currently not exceeding five years.


COMMON STOCK

Common stock refers to the $1.25 par value capital stock, as designated in the company's Certificate of Incorporation. Earnings (loss) per common share amounts are computed by dividing earnings (loss) after deduction of preferred stock dividends and transaction costs by the average number of common shares outstanding in the period.

B  ACCOUNTING CHANGES

The company implemented new accounting standards in 1995, 1994 and 1993. None of these standards had a material effect on the financial position or results of operations of the company.

                                 ..............
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
      International Business Machines Corporation and Subsidiary Companies


Effective January 1, 1995, the company implemented SFAS 114, "Accounting by Creditors for Impairment of a Loan," and SFAS 118, "Accounting by Creditors for Impairment of a Loan - Income Recognition and Disclosures." These standards prescribe impairment measurements and reporting related to certain loans.

The company implemented SFAS 116, "Accounting for Contributions Received and Contributions Made," effective January 1, 1995. This standard requires that contributions made, including unconditional promises to give, be recognized as expenses in the period made, at their fair values.

In 1995, the company implemented SFAS 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of." This standard prescribes the method for asset impairment evaluation for long-lived assets and certain identifiable intangibles that are either held and used or to be disposed of. The company was generally in conformance with this standard prior to adoption.

In 1995, the company adopted the American Institute of Certified Public Accountants Statement of Position (SOP) 93-7, "Reporting on Advertising Costs." This SOP provides guidance on financial reporting of advertising costs in annual financial statements. The company was generally in conformance with this SOP prior to adoption.

Effective January 1, 1994, the company implemented SFAS 115, "Accounting for Certain Investments in Debt and Equity Securities." This standard addresses the accounting and reporting for investments in equity securities that have readily determinable fair values and for all investments in debt securities.

Effective January 1, 1993, the company implemented SFAS 112, "Employers' Accounting for Postemployment Benefits." While the company was generally in conformance with the standard prior to adoption, a charge was taken to recognize the cost of certain benefits primarily related to healthcare for employees on disability.

In October 1995, the Financial Accounting Standards Board issued SFAS 123, "Accounting for Stock Based Compensation," which is effective for 1996. Under SFAS 123, companies can elect, but are not required, to recognize compensation expense for all stock-based awards, using a fair value methodology. The company expects to implement in 1996 the disclosure only provisions, as permitted by SFAS 123.

C RISKS AND UNCERTAINTIES

The company is a leader in the creation, development and manufacture of advanced information technologies, including computer systems, software, networking systems, storage devices and microelectronics. These advanced technologies are translated into value for our customers worldwide through our sales and professional services units in more than 150 countries. At December 31, 1995, approximately 65 percent of the company's net assets were located outside the United States, primarily in the major economically developed countries of Europe and Asia, with the highest being approximately 15 percent in Japan. Additional geographic information on the company's assets can be found in note AA on pages 77 and 78.

The diversity and breadth of the company's product and services offerings, customers, and geographic operations mitigate significantly the risk that a severe impact will occur in the near term as a result of changes in its customer base, competition, sources of supply, or composition of its markets. As a result, it is unlikely that any one event, such as loss of any individual customer or supplier, entrance of new competitors into specific markets, or decline in business conditions in particular markets would have a severe impact on the company's operating results.

                                 ..............
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
      International Business Machines Corporation and Subsidiary Companies


Management uses estimates in preparing the consolidated financial statements, in conformity with generally accepted accounting principles. Significant estimates include collectibility of accounts receivable, warranty costs, profitability on long-term contracts, as well as recoverability of capitalized software costs, long-term fixed assets and residual values. The company regularly assesses these estimates and, while actual results may differ from these estimates, management believes that material changes will not occur in the near term.

D  INVENTORIES
                                              At December 31:
(DOLLARS IN MILLIONS)                          1995       1994
Finished goods                              $ 1,241    $ 1,442
Work in process                               4,990      4,636
Raw materials                                    92        256
                                            -------    -------
Total                                       $ 6,323    $ 6,334
                                            =======    =======

E  PLANT, RENTAL MACHINES AND OTHER PROPERTY
                                              At December 31:
(DOLLARS IN MILLIONS)                          1995      1994
Land and land improvements                  $ 1,348   $ 1,437
Buildings                                    12,653    13,093
Plant, laboratory and office equipment       26,658    27,084
                                            -------   -------
                                             40,659    41,614
Less: Accumulated depreciation               25,604    26,299
                                            -------   -------
                                             15,055    15,315

Rental machines and parts                     3,322     3,206
Less: Accumulated depreciation                1,798     1,857
                                            -------   -------
                                              1,524     1,349

Total                                       $16,579   $16,664
                                            =======   =======

F  INVESTMENTS AND SUNDRY ASSETS
                                              At December 31:
(DOLLARS IN MILLIONS)                          1995      1994*
Net investment in sales-type leases**       $14,007   $14,751
Less: Current portion - net                   5,961     6,351
                                            -------   -------
                                              8,046     8,400
Deferred taxes                                3,376     4,533
Prepaid pension cost                          2,535     1,528
Non-current customer loan receivables         2,390     2,398
Installment payment receivables                 844       817
Investments in business alliances               509       380
Goodwill, less accumulated amortization
   (1995, $913; 1994, $648)                     870       427
Other investments and sundry assets           2,033     1,643
                                            -------   -------
Total                                       $20,603   $20,126
                                            =======   =======

 *Reclassified to conform to 1995 presentation.
**These leases relate principally to IBM equipment and are generally for terms ranging from three to five years. Net investment in sales-type leases includes unguaranteed residual values of approximately $470 million and $535 million at December 31, 1995 and 1994, respectively, and is reflected net of unearned income at these dates of approximately $2,100 million and $2,600 million, respectively. Scheduled maturities of minimum lease payments outstanding at December 31, 1995, expressed as a percentage of the total, are approximately as follows: 1996, 45 percent; 1997, 30 percent; 1998, 17 percent; 1999, 7 percent; and 2000 and after, 1 percent.

                                 ..............
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
      International Business Machines Corporation and Subsidiary Companies


G  DEBT

SHORT-TERM DEBT
                                            At December 31:
(DOLLARS IN MILLIONS)                        1995      1994
Commercial paper                          $ 4,933   $ 2,544
Short-term loans                            3,755     2,977
Long-term debt: Current maturities          2,881     4,049
                                          -------   -------
Total                                     $11,569   $ 9,570
                                          =======   =======
The weighted-average interest rates for commercial paper at December 31, 1995 and 1994, were approximately 5.7 percent and 4.9 percent, respectively. The weighted-average interest rates for short-term loans at December 31, 1995 and 1994, were approximately 6.6 percent for both years.

LONG-TERM DEBT
                                            At December 31:
(DOLLARS IN MILLIONS)                        1995      1994
                                               Maturities
U.S. Dollars:
Debentures:
7%                                       2025    $  600   $   -
7%                                       2045       150       -
7-1/2%                                   2013       550     550
8-3/8%                                   2019       750     750
Notes :
5-1/2% to 7-1/2%                       1996-2002  3,025   3,325
7-1/2% to 9-1/2%                       1996-2001    186     641
Medium-term note program: 5.8% average 1996-2008  1,730   2,803
Other U.S. dollars: 5.4% to 7.9%       1996-2012    416     558
                                                  -----   -----
                                                  7,407   8,627
Other currencies (average interest rate
  at December 31, 1995, in parentheses):
Japanese yen (3.6%)                    1996-2014  4,149   4,769
Swiss francs (5.1%)                    1996          43     629
European currency units (9.1%)         1995           -     400
Canadian dollars (10.1%)               1996-1999    431     638
French francs (9.7%)                   1996-2002    358     858
Australian dollars (7.8%)              1996-1998    320     326
Other (10.1%)                          1996-2017    256     371
                                                 ------  ------
                                                 12,964  16,618
Less: Net unamortized discount                       23      21
                                                 ------  ------
                                                 12,941  16,597
Less: Current maturities                          2,881   4,049
                                                ------  ------
Total                                           $10,060 $12,548
                                                ======= =======

Annual maturity and sinking fund requirements in millions of dollars on long-term debt outstanding at December 31, 1995, are as follows: 1996, $2,881; 1997, $3,197; 1998, $1,500; 1999, $440; 2000, $1,783; 2001 and beyond, $3,163.

                                 ..............
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
      International Business Machines Corporation and Subsidiary Companies


H  TAXES

(DOLLARS IN MILLIONS)                               1995        1994       1993
For the year ended December 31:
Earnings (loss) before income taxes:
U.S. operations                                   $ 2,149     $ 1,574   $(6,073)
Non-U.S. operations                                 5,664       3,581    (2,724)
                                                  -------     -------   --------
                                                  $ 7,813     $ 5,155   $(8,797)
                                                  =======     =======   ========
The provision (benefit) for income taxes
  by geographic operations is as follows:
U.S. operations                                   $ 1,538      $  654   $  (505)
Non-U.S. operations                                 2,097       1,480      (305)
                                                  -------     -------   --------
                                                  $ 3,635     $ 2,134   $  (810)
                                                  =======     =======   ========

Total provision (benefit) for income taxes
The components of the provision (benefit)
     for income  taxes by taxing jurisdiction
     are as follows:
U.S. federal:
Current                                           $    85      $   49   $    (4)
Deferred                                            1,075          74      (890)
Net deferred investment tax credits                   -            -        (51)
                                                  -------     -------   --------
                                                    1,160         123      (945)
U.S. state and local:
Current                                                65          68        26
Deferred                                              -             -        23
                                                  -------     -------   --------
                                                       65          68        49
Non-U.S.:
Current                                             2,093       1,192       554
Deferred                                              317         751      (468)
                                                  -------     -------   --------
                                                    2,410       1,943        86
                                                  -------     -------   --------

Total provision (benefit) for income taxes          3,635       2,134      (810)
Social security, real estate, personal property
     and other taxes                                2,566       2,465     2,614
                                                  -------     -------   --------
Total taxes                                       $ 6,201     $ 4,599   $ 1,804
                                                  =======     =======   ========

The effect of tax law changes on deferred tax assets and liabilities did not have a significant impact on the company's effective tax rate in 1995 and 1994 and had a beneficial impact of $170 million in 1993.

                                 ..............
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
      International Business Machines Corporation and Subsidiary Companies




The significant components of deferred tax assets and liabilities included on the balance sheet were as follows:

                                             At December 31:
(DOLLARS IN MILLIONS)                       1995      1994*

DEFERRED TAX ASSETS

Retiree medical benefits                  $ 2,632   $ 2,500
Restructuring charges                       2,003     2,446
Capitalized research and development        1,772     2,057
Foreign tax credits                         1,183     1,380
Alternative minimum tax credits               859       738
Inventory                                     674       633
Doubtful accounts                             517       453
General business credits                      452       452
Equity alliances                              407       445
Employee benefits                             405       363
Intracompany sales and services               325       357
Foreign tax loss carryforwards                303       469
State and local tax loss carryforwards        236       370
Warranty                                      233       163
Software income deferred                      205       199
Depreciation                                  172       249
Retirement benefits                           101       127
U.S. federal tax loss carryforwards             -       230
Other                                       2,800     2,564
                                          -------   -------
Gross deferred tax assets                  15,279    16,195
Less: Valuation allowance                   3,868     4,551
                                          -------   -------
Total deferred tax assets                 $11,411   $11,644
                                          =======   =======
DEFERRED TAX LIABILITIES

Sales-type leases                         $ 2,898   $ 2,862
Retirement benefits                         1,919     1,061
Depreciation                                1,787     1,653
Software costs deferred                       967     1,283
Other                                       1,320       823
                                          -------   -------
Gross deferred tax liabilities            $ 8,891   $ 7,682
                                          =======   =======

*Reclassified to conform to 1995 presentation.


The estimated reversal periods for the largest deductible temporary differences are: Retiree Medical - 1 to 30 years; Restructuring - 1 to 7 years.

The valuation allowance applies to U.S. federal tax credits, state and local net deferred tax assets and net operating loss carryforwards, and net operating losses in certain foreign jurisdictions that may expire before the company can utilize them. The net change in the total valuation allowance for the year ended December 31, 1995, was a decrease of $683 million, of which approximately $600 million was due to the realization of previously unrecognized benefits in the current year. It is reasonably possible that the deferred tax asset valuation allowance could decrease significantly in the near term, depending on the company's ability to generate sufficient taxable income in multiple tax jurisdictions.

                                 ..............
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
      International Business Machines Corporation and Subsidiary Companies




The consolidated effective income tax rate was 47 percent in 1995, 41 percent in 1994 and (9) percent in 1993.

A reconciliation of the company's effective tax rate to the statutory U.S. federal tax rate is as follows:

For the year ended December 31:               1995     1994*     1993*

Statutory rate                                 35%      35%      (35)%
U.S. valuation allowance                       (2)      -         20
Foreign tax differential                        2        5         7
State and local - net                           1        1         -
Other                                           2        -        (1)
                                              ----     ----      ----
Effective rate before purchased in-process
   research and development                    38%      41%       (9)%
Purchased in-process research and development   9        -         -
                                              ----     ----      -----
Effective rate                                 47%      41%       (9)%

*Reclassified to conform to 1995 presentation.


For tax return purposes, the company has available tax credit carryforwards of approximately $2,866 million, of which $67 million expire in 1996, $776 million expire in 1998, $692 million expire in 1999 and the remainder thereafter. The company also has state and local, and foreign tax loss carryforwards, the tax effect of which is $539 million. Most of these carryforwards are available for ten or more years.

Undistributed earnings of non-U.S. subsidiaries included in consolidated retained earnings amounted to $12,565 million at December 31, 1995, $11,280 million at December 31, 1994 and $10,915 million at December 31, 1993. These earnings, which reflect full provision for non-U.S. income taxes, are indefinitely reinvested in non-U.S. operations or will be remitted substantially free of additional tax. Accordingly, no material provision has been made for taxes that might be payable upon remittance of such earnings, nor is it practicable to determine the amount of this liability.

I ADVERTISING

The company expenses advertising costs as incurred. Advertising expense amounted to $1,219 million, $977 million and $716 million in 1995, 1994 and 1993, respectively.

J RESEARCH, DEVELOPMENT AND ENGINEERING

Research, development and engineering expenses amounted to $6,010 million in 1995, $4,363 million in 1994 and $5,558 million in 1993. Expenditures for product-related engineering included in these amounts were $783 million, $981 million and $1,127 million in 1995, 1994 and 1993, respectively.

Expenditures of $5,227 million in 1995, $3,382 million in 1994 and $4,431 million in 1993 were made for research and development activities covering basic scientific research and the application of scientific advances to the development of new and improved products and their uses. Of these amounts, software-related activities were $2,997 million, $793 million and $1,097 million in 1995, 1994 and 1993, respectively.

Included in the 1995 research, development and engineering expenses as part of software-related activities was a $1,840 million charge for purchased in-process research and development in connection with the acquisition of Lotus in July 1995.

                                 ..............
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
      International Business Machines Corporation and Subsidiary Companies



K RESTRUCTURING ACTIONS

In 1993 and 1992, the company recorded restructuring charges of $8.9 billion before taxes ($8.0 billion after taxes or $14.02 per common share) and $11.6 billion before taxes ($8.3 billion after taxes or $14.51 per common share), respectively, as part of restructuring programs to streamline and reduce resources utilized in the business. As of December 31, 1995, the company had utilized all of the restructuring reserve balances except $225 million, which is necessary for actions that have been delayed into 1996.

Remaining cash outlays associated with work-force-related activities are expected to total $2.0 billion, of which $.5 billion will be expended in 1996. Remaining amounts relate to the pension plan curtailment portion of the charge and other postretirement payments, which will be made as required for funding appropriate pension and other postretirement benefits in future years. Cash requirements related to excess space charges are expected to be expended as follows: $413 million in 1996, $321 million in 1997, $282 million in 1998 and $851 million in 1999 and beyond.

L INTEREST ON DEBT

Interest paid and accrued on borrowings of the company and its subsidiaries amounted to $1,600 million in 1995, $2,006 million in 1994 and $2,298 million in 1993. Of these amounts, $23 million in 1995, $20 million in 1994 and $46 million in 1993 were capitalized. The remainder was charged to cost of rentals and financing, and interest expense. The lower levels of expense were a result of lower average interest rates and a decrease of total debt outstanding of $.5 billion in 1995 versus 1994 and a decrease of total debt outstanding of $5.2 billion in 1994 versus 1993. The average interest rate for total debt was 7.2 percent, 8.0 percent and 7.7 percent in 1995, 1994 and 1993, respectively.

M OTHER LIABILITIES AND ENVIRONMENTAL

Other liabilities consists principally of accruals for nonpension postretirement benefits, indemnity and retirement plan reserves for non-U.S. employees, and restructuring charges. More detailed discussions of these liabilities appear in note U, "Nonpension Postretirement Benefits," on pages 70 through 72; note T, "Retirement Plans," on pages 68 through 70; and note K, "Restructuring Actions," above.

In addition, the company continues to participate in environmental assessments and cleanups at a number of locations, including operating facilities, previously owned facilities, and Superfund sites. The company accrues for all known environmental liabilities for remediation cost when a cleanup program becomes probable and costs can be reasonably estimated. Estimated environmental costs associated with post-closure activities, such as the removal and restoration of chemical storage facilities and monitoring, are accrued when the decision is made to close a facility. The amounts accrued, which are undiscounted and do not reflect any insurance recoveries, were $223 million and $179 million at December 31, 1995 and 1994, respectively. The increase in the accrual relates to expected costs of post-closure activities and reassessment of remediation activities at operating facilities.

The amounts accrued do not cover sites that are in the preliminary stages of investigation where neither the company's percentage of responsibility nor the extent of cleanup required has been identified. Also excluded is the cost of internal environmental protection programs that are primarily preventive in

                                 ..............
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
      International Business Machines Corporation and Subsidiary Companies



nature. Estimated environmental costs are not expected to materially impact the financial position or results of the company's operations in future periods. However, environmental cleanup periods are protracted in length, and environmental costs in future periods are subject to changes in environmental remediation regulations.

N CONTINGENCIES

On February 25, 1993, a consolidated and amended class action complaint was filed against the company in the United States District Court for the Southern District of New York alleging violations of Section 12 of the Securities Act of 1933 and Section 10 of the Securities Exchange Act of 1934. The complaint alleges, among other matters, that the company disseminated false and misleading statements concerning its financial condition and dividends during certain periods of 1992, as a result of which plaintiffs were injured in connection with their purchases of IBM stock during the period of September 30, 1992, through December 14, 1992. The plaintiffs seek money damages. The company believes it has good defenses to the allegations raised in the consolidated complaint and intends to defend itself vigorously. The company does not believe that the ultimate outcome of this matter will have a material effect on its results of operations or its financial position.

O CUSTOMER FINANCING

The primary focus of IBM's worldwide customer financing offerings is to support customers in their acquisitions of the company's products and services. This support is provided both by IBM and through its financing subsidiaries, the results of which are presented in this note in a consistent manner.

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

Because customer financing is different in nature from the company's manufacturing, development and services businesses, management believes that the aforementioned type of comparative disclosure enhances the understanding and analysis of the consolidated financial statements.

                                 ..............
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
      International Business Machines Corporation and Subsidiary Companies



Statement of Financial Position
At December 31:                             Customer       IBM with Customer
                                            Financing         Financing
                                                            on an Equity Basis

(DOLLARS IN MILLIONS)                    1995       1994*     1995       1994*

Assets:
Cash and cash Equivalents               $   808   $ 1,304   $ 6,451    $ 6,618
Notes and accounts receivable                 -         -    10,981     10,729
Net investment in sales-type leases      14,096    14,890         -          -
Working capital financing receivables     3,886     2,539         -          -
Loans receivable                          5,481     4,997         -          -
Inventories                                  87       101     6,252      6,246
Plant, rental machines and other
  property, net of accum. depreciation    2,924     2,672    15,101     15,319
Other assets                              2,164     2,167    13,901     15,389
Investment in customer financing              -         -     4,768      4,175
                                        -------   -------   -------    -------
Total assets                            $29,446   $28,670   $57,454    $58,476
                                        =======   =======   =======    =======

Liabilities and stockholders' equity:
Taxes, accrued expenses and
  other liabilities                     $ 6,592   $ 6,487   $33,124    $32,109
Debt                                     19,722    19,164     1,907      2,954
                                        -------   -------   -------    -------
Total liabilities                        26,314    25,651    35,031     35,063
Stockholders' equity/invested
  capital                                 3,132     3,019    22,423     23,413
                                        -------   -------   -------    -------
Total liabilities and
  stockholders' equity                  $29,446   $28,670   $57,454    $58,476
                                        =======   =======   =======    =======

*Reclassified to conform to 1995 presentation.

                                 ..............
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
      International Business Machines Corporation and Subsidiary Companies



STATEMENT OF OPERATIONS

For the year ended December 31:                 Customer                IBM with Customer Financing
                                               Financing                     on an Equity Basis
(DOLLARS IN MILLIONS)                      1995      1994     1993      1995       1994       1993
Finance and other income:
Finance income                          $ 2,110   $ 2,026   $ 2,485   $   -      $   -       $   -
Rental income, net of depreciation          415       338       285       469        589         692
Sales                                     1,001     1,160     1,391    67,588     59,991      57,483
Other income                                367       933       850     1,473      1,423       1,184
                                        -------   -------   -------   -------    -------    --------
Total finance and other income            3,893     4,457     5,011    69,530     62,003      59,359
Interest and other costs and expenses     2,782     3,245     3,994    61,717     56,848      68,156
                                        -------   -------   -------   -------    -------    --------
Net earnings (loss) before
  income taxes                            1,111     1,212     1,017     7,813      5,155      (8,797)
Provision (benefit) for income taxes        428       505       443     3,635      2,134        (810)
                                        -------   -------   -------   -------    -------    --------
Net earnings (loss) before change in
   accounting principle                     683       707       574     4,178      3,021      (7,987)
Effect of change in accounting
  principle                                   -         -         -         -          -        (114)
                                        -------   -------   -------   -------    -------    --------
Net earnings (loss)                      $  683    $  707    $  574   $ 4,178     $3,021    $(8,101)
                                        =======   =======   =======   =======    =======    ========




STATEMENT OF CASH FLOWS

For the year ended December 31:                   Customer                 IBM with Customer Financing
                                                  Financing                     on an Equity Basis

(DOLLARS IN MILLIONS)                     1995       1994      1993      1995       1994        1993
Net cash provided from
  operating activities                 $ 3,712    $ 2,669   $ 3,004   $ 9,250    $ 8,393     $ 4,499
Net cash used in
  investing activities
                                        (3,968)      (249)     (284)   (3,338)    (2,446)     (3,094)
Net cash used in
  financing activities
                                          (198)    (3,294)   (1,680)   (6,186)    (3,118)       (234)
Effect of exchange rate changes
  on cash and cash equivalents             (42)        82       (47)      107         24        (749)
                                        -------   -------   -------   -------    -------    --------
Net change in cash and cash
  equivalents                             (496)      (792)      993      (167)     2,853         422
Cash and cash equivalents at
  January 1                              1,304      2,096     1,103     6,618      3,765       3,343
                                        -------   -------   -------   -------    -------    --------
Cash and cash equivalents at
  December 31                          $   808    $ 1,304   $ 2,096   $ 6,451    $ 6,618     $ 3,765
                                       ========   =======   =======   =======    =======     =======

Customer financing debt at December 31, 1995, consisted of borrowings with external financial institutions of $15,418 million and intracompany borrowings of $4,304 million. Intracompany borrowings are made pursuant to loan agreements between the parties at market rates of interest.

Customer financing earnings yielded a return on average invested capital of 22.6 percent in 1995, compared to 24.5 percent in 1994. Included within these results are intracompany services and fees received for tax benefits provided to the company resulting from tax deferrals generated by financing transactions.

                                 ..............
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
      International Business Machines Corporation and Subsidiary Companies




Such fees are eliminated from the Consolidated Statement of Operations. The 1994 earnings included income resulting from IBM Credit Corporation's litigation settlement with Comdisco, Inc. and from IBM Credit Corporation's sale of IBM Credit Investment Management Corporation.

The provision for income taxes for customer financing is based on the statutory income tax rate of each country, calculated on a separate return basis.


P RENTAL EXPENSE AND LEASE COMMITMENTS

Rental expense, including amounts charged to inventories and fixed assets and excluding amounts charged to restructuring, was $1,145 million in 1995, $1,276 million in 1994 and $1,686 million in 1993. The table below depicts gross minimum rental commitments, under non-cancelable leases; amounts related to vacant space, which the company had reserved for in restructuring charges and other actions; and sublease income commitments. These amounts generally reflect activities related to office space.

                                                                          Beyond
  (DOLLARS IN MILLIONS)        1996      1997    1998     1999     2000     2000
  Gross rental commitments   $1,191    $1,035   $ 930    $ 794    $ 694   $2,263
  Vacant space                  424       374     333      259      236      590
  Sublease income commitments   105        94      82       68       60      109

Q LONG-TERM PERFORMANCE PLAN

Incentive awards are provided to officers and other key employees under the terms of the IBM 1994 Long-Term Performance Plan (the "Plan"), which was approved by stockholders in April 1994. The Plan is administered by the Executive Compensation and Management Resources Committee of the Board of Directors. The committee determines the type and certain terms, including vesting provisions of the award to be granted, which may include stock, restricted stock, stock options, Stock Appreciation Rights (SARs), cash, or any combination thereof. The number of shares that may be issued under the Plan for awards granted wholly or partly in stock during the five-year term of the Plan is 29,105,600, which approximated 5 percent of the outstanding common stock as determined on February 10, 1994. Prior to April 25, 1994, awards were issued under the IBM 1989 Long-Term Performance Plan and the IBM 1986 and predecessor Stock Option Plans.

Options allow the purchase of IBM's common stock at 100 percent of the market price on the date of grant, and have a maximum duration of 10 years. Payment by optionees upon exercise of an option may be made using IBM stock, as well as cash.

SARs provide eligible employees the difference between the average IBM stock price on the date of grant and the average market price of the stock on the date of exercising the right. SARs can be issued in tandem or combination with options, and payment can be made to the employee in cash and/or stock of equivalent value, at the company's discretion. There were approximately 2.7 million SARs outstanding at December 31, 1995, that were issued in 1993 at $46.31 in combination with options. Under the terms of the award, the SARs vest over four years and expire in 2003.

                                 ..............
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
      International Business Machines Corporation and Subsidiary Companies




The following table summarizes option activity of the Long-Term Performance Plans during 1995, 1994 and 1993:

Number of shares under option                1995           1994          1993

Balance at January 1                   34,063,317     29,260,724    35,621,963
Options granted                         6,468,702      6,863,219    13,744,772
Options exercised                      (3,695,789)      (235,044)         -
Options terminated                     (2,553,327)    (1,825,582)  (20,106,011)
                                       -----------    -----------   -----------
Balance at December 31                 34,282,903     34,063,317    29,260,724
                                       ===========    ===========   ===========
Exercisable at December 31             19,176,410     16,666,537    14,636,324

In April 1993, the Nominating and Executive Compensation Committee, the committee of the Board of Directors then responsible for administering the plan, approved management's plan to allow optionees, other than executive officers, to voluntarily forfeit all of their existing IBM stock options, granted from 1984 through 1992, in exchange for a fewer number of new stock option grants. Under this program, 18,054,615 options, at average prices ranging from $66.94 to $159.50, were terminated, and 7,405,090 new options, at a price of $47.88, were granted subject to certain conditions for vesting and exercise.

The options exercised in 1995 and 1994 were at an average option price of $50.76 and $46.42 per share, respectively. There were no options exercised in 1993. The shares under option at December 31, 1995, were at the following exercise prices*:


                                                               Options
                          Options Outstanding          Currently  Exercisable
                    No. of   Wtd. Avg.    Wtd. Avg.        No. of    Wtd. Avg.
                   Options   Exercise    Contractual       Options    Exercise
                              Price    Life (in years)                   Price

$  43 - 80       20,914,604   $57            8            6,630,591      $ 50
$  81 - 90        2,763,325    89            6            2,545,045        90
$  91 - 100       2,538,160    96            5            2,003,960        97
$ 101 - 120       4,365,299   111            3            4,295,299       111
$ 121 - 160       3,701,515   137            3            3,701,515       137
                 ----------                              ----------
                 34,282,903                              19,176,410


*Shares under option at December 31, 1994 and 1993, were at option prices ranging from $43.00 to $159.50 per share.


There were 20,975,229 and 27,842,801 unused shares available for granting under the 1994 Long-Term Performance Plan as of December 31, 1995 and 1994, respectively. As of December 31, 1993, there were 6,011,858 shares available under the 1989 Long-Term Performance Plan.

R STOCK PURCHASE PLAN

The IBM Employees 1995 Stock Purchase Plan enables employees and selected officers and executives to purchase full or fractional shares of IBM common stock through payroll deductions of up to 10 percent of eligible compensation. The price an employee pays is 85 percent of the average market price on the last day of an applicable pay period.

                                 ..............
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
      International Business Machines Corporation and Subsidiary Companies





During 1995, employees purchased 4,479,340 shares, all of which were treasury shares, for which $344 million was paid to IBM. There were 23,312,881 reserved unissued shares available for purchase under the plan at December 31, 1995.


S STOCK REPURCHASE PROGRAMS

During 1995, the IBM Board of Directors authorized the company to purchase up to $7.5 billion of IBM common stock. The company repurchased 50,906,300 shares at a cost of $4,864 million during 1995, which resulted in a reduction of $63,632,875 in the stated capital (par value) associated with common stock. No shares were repurchased in 1994 or 1993. The repurchased shares were retired and restored to the status of authorized but unissued shares. The company plans to purchase shares on the open market from time to time, depending on market conditions.

Also during 1995, the IBM Board of Directors authorized the company to purchase all of its outstanding Series A 7 1/2 percent preferred stock depositary shares. The company repurchased 8,534,289 shares at a cost of $870 million during 1995, which resulted in a reduction of $85,343 in the stated capital (par value) associated with preferred stock. The repurchased shares were retired and restored to the status of authorized but unissued shares. The company plans to purchase remaining shares on the open market and in private transactions from time to time, depending on market conditions.


T RETIREMENT PLANS

The company and its subsidiaries have defined benefit retirement plans covering substantially all regular employees. The total cost of all plans for 1995, 1994 and 1993 was $165 million, $681 million and $1,525 million, respectively.

Net periodic pension cost of the U.S. retirement plan and selected non-U.S. plans for the years ended December 31 included the following components:


                                        U.S. Plan                 Non-U.S. Plans
                                 1995    1994     1993     1995    1994     1993
Expected long-term rate of
   return on plan assets        9.25%    9.5%     9.5%  6.25-10%  5.5-9%   5-10%

(DOLLARS IN MILLIONS)

Service cost:
   Benefits earned during
     the period               $  315   $ 542    $ 571    $ 386     $467   $ 576
Termination incentive expenses    -       -       263       -      -       -
Interest cost on the projected
  benefit obligation           2,098   2,033    1,909    1,325    1,107   1,064
Return on plan assets:
  Actual                      (5,500)    327   (3,990)  (1,848)     329  (3,036)
  Deferred                     2,958  (2,826)   1,605      403   (1,540)  1,891
Net amortizations               (123)    (65)     (62)      12       19      12
Curtailment losses                -       -       431      128      269     215
                              ------- -------  ------   ------  ------- -------
Net periodic pension cost     $ (252) $   11   $  727   $  406   $  651   $ 722
                              ======= =======  ======  =======  ======== ======
Total net periodic pension
  cost for all non-U.S. plans                           $  417    $ 667   $ 798
                                                       =======  ======== ======

                                 ..............
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
      International Business Machines Corporation and Subsidiary Companies



Net periodic pension cost is determined using the Projected Unit Credit actuarial method. Prior service cost is amortized on a straight-line basis over the average remaining service period of employees expected to receive benefits. An assumption is made for modified career average plans such that the average earnings base period will be updated to the years prior to retirement.

Termination incentive expenses in 1993 represented the cost of special retirement benefits offered to employees for a short period of time in exchange for voluntary termination of service. Curtailment losses reflect the significant reductions in the expected years of future service caused by termination programs and represent the immediate recognition of associated prior service cost and a portion of previously unrecognized actuarial losses. In 1993, the curtailment losses and termination charges, referred to above, were included in restructuring charges.

In 1994, the company introduced a non-qualified U.S. Supplemental Executive Retirement Plan (SERP) effective January 1, 1995, which will be phased in over three years. The SERP, which is unfunded, provides eligible executives defined pension benefits, outside the IBM Retirement Plan, based on average earnings, years of service, and age at retirement. At December 31, 1995 and 1994, the projected benefit obligation was $82 million and $64 million, respectively. The net unrecognized costs of the SERP were $64 million and $61 million, and the amounts included in the Consolidated Statement of Financial Position were pension liabilities of $18 million and $3 million as of December 31, 1995 and 1994, respectively. These amounts are in addition to the U.S. retirement plan financial information included herein.

The table below provides information on the status of the U.S. retirement plan and material non-U.S. plans.

The funded status at December 31 was as follows:


                                            U.S. Plan         Non-U.S. Plans
                                         1995       1994        1995       1994
Assumptions:
   Discount rate                         7.25%      8.25%      4.5-9%   5.0-9.0%
   Long-term rate of
      compensation increase               5.0%       5.0%    1.5-6.5%   2.8-7.0%


(DOLLARS IN MILLIONS)

Actuarial present value of
   benefit obligations:
   Vested benefit obligation        $ (26,413)  $(22,553)  $ (17,788) $ (15,454)
   Accumulated benefit
    obligation                      $ (28,070)  $(24,186)  $ (18,771) $ (16,743)
   Projected benefit obligation     $ (30,235)  $(25,783)  $ (20,294) $ (18,751)
Plan assets at fair value              31,209     26,780      19,693     17,424
                                     --------   --------    --------   ---------
Projected benefit obligation less
  than (in excess of) plan assets         974        997        (601)    (1,327)
Unrecognized net loss (gain)            1,976      1,224        (436)       (17)
Unrecognized prior service cost           230        248         267        276
Unrecognized net asset established
  at January 1, 1986                   (1,193)    (1,334)       (143)      (152)
                                     --------   --------    --------   ---------
Prepaid pension cost
  (pension liability)
  recognized in the Consolidated
  Statement of Financial Position     $ 1,987    $ 1,135    $  (913)  $  (1,220)
                                     ========   ========   ========   =========

                                 ..............
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
      International Business Machines Corporation and Subsidiary Companies




The effect on the company's results of operations and financial condition from changes in the estimates and assumptions used in computing pension expense and prepaid pension cost or pension liability is mitigated by the delayed recognition provisions of SFAS 87, "Employers' Accounting for Pensions," with the exception of the effects of curtailments and early terminations, which are recognized immediately.

The U.S. plan's projected benefit obligation increased in 1995 primarily as a result of a change in the discount rate assumption, which increased the projected benefit obligation $3,217 million.

It is the company's practice to fund amounts for pensions sufficient to meet the minimum requirements set forth in applicable employee benefit laws and with regard to local tax laws. Additional amounts are contributed from time to time when deemed appropriate by the company. Liabilities for amounts in excess of these funding levels are accrued and reported in the company's Consolidated Statement of Financial Position. In July 1993, the Board of Directors authorized the issuance of up to 15 million shares of IBM common stock to be contributed to the IBMRetirement Plan Trust Fund through 1994. Through December 31, 1994, the company contributed 6,500,000 shares to the fund. The assets of the various plans include corporate equities, government securities, corporate debt securities and income-producing real estate.

U.S. Plan: U.S. regular, full-time and part-time employees are covered by a noncontributory plan which is funded by company contributions to an irrevocable trust fund, which is held for the sole benefit of employees. In 1994, the company announced major changes to the plan that took effect in 1995. Under a new formula, which is being phased in over five years, retirement benefits will be determined based on points accumulated for each year worked and final average compensation. To preserve benefits of employees close to retirement, service and earnings credit will continue to accrue under the current core formula through the year 2000 and upon retirement, these employees will receive the benefit from either the new or current formulas, whichever is higher. Benefits become vested upon the completion of five years of service. The number of individuals receiving benefits at December 31, 1995 and 1994, was 92,133 and 85,009, respectively.

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


U NONPENSION POSTRETIREMENT BENEFITS

The company and its U.S. subsidiaries have defined benefit postretirement plans that provide medical, dental and life insurance for retirees and eligible dependents. Plan cost maximums for those who retired prior to January 1, 1992, will take effect beginning with the year 2001. Plan cost maximums for all other employees will take effect upon retirement.

The accumulated postretirement benefit obligation was determined by application of the terms of medical, dental and life insurance plans, including the effects of established maximums on covered costs, together with relevant actuarial assumptions. These actuarial assumptions included a projected healthcare cost trend rate of 6 percent.

                                 ..............
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
      International Business Machines Corporation and Subsidiary Companies




The effect of a 1 percent annual increase in the assumed healthcare cost trend rate would increase the accumulated postretirement benefit obligation at December 31, 1995, by approximately $35 million; the 1995 annual costs would not be materially affected.

Net periodic postretirement benefit cost for U.S. retirees for the years ended December 31 included the following components:


                                                      1995      1994      1993
Expected long-term rate of return on plan assets     9.25%      9.5%        9.5%
(DOLLARS IN MILLIONS)
Service cost                                        $  40     $  51       $  53
Interest cost on the accumulated
   postretirement benefit obligation                  520       512         566
Return on plan assets:
  Actual                                             (198)       22        (201)
  Deferred                                            116      (125)         84
Net amortizations and other                          (123)      (38)         29
Curtailment loss                                       --        --         732
                                                    -----     -----      ------
Net periodic postretirement benefit cost            $ 355     $ 422      $1,263
                                                    =====     =====      ======

In the Consolidated Statement of Operations for 1993, the curtailment loss referred to above was included with restructuring charges.

The table below provides information on the status of the U.S. plans.

The funded status at December 31 was as follows:

                                                         1995        1994

Assumed discount rate                                    7.25%       8.25%
(DOLLARS IN MILLIONS)
Accumulated postretirement benefit obligation:
  Retirees                                            $(5,661)    $(5,411)
  Fully eligible active plan participants                (704)       (567)
  Other active plan participants                         (653)       (530)
                                                      --------     --------
  Total
                                                       (7,018)     (6,508)
Plan assets at fair value                                 886       1,028
                                                      --------     --------
Accumulated postretirement benefit obligation in
  excess of plan assets
                                                       (6,132)     (5,480)
Unrecognized net loss                                     718         505
Unrecognized prior service cost                          (660)       (744)
                                                      --------     --------
Accrued postretirement benefit cost recognized
  in the Consolidated Statement of Financial Position $(6,074)     $(5,719)
                                                      ========     ========

In 1995, the increase in the accumulated postretirement benefit obligation of $510 million resulted principally from the change in the assumed discount rate, partially offset by a decrease in the projected healthcare cost trend rate and plan cost experience.

                                 ..............
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
      International Business Machines Corporation and Subsidiary Companies





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


V LINES OF CREDIT

In December 1993, as part of IBM's ongoing efforts toward greater efficiency of its treasury activities, and to ensure appropriate liquidity levels, the company entered into a $10.0 billion committed global credit facility. Unused committed lines of credit from this global facility and other previously existing committed and uncommitted lines of credit at December 31, 1995, were $14.6 billion, compared to $15.1 billion at December 31, 1994. Interest rates on borrowings vary from country to country depending on local market conditions.


W SALE AND SECURITIZATION OF RECEIVABLES

The company received total cash proceeds of approximately $3.4 billion and $12.6 billion in 1995 and 1994, respectively, from the sale and securitization of primarily trade receivables. At year-end 1995, the company had a net balance of $1.2 billion in assets under management from the securitization of lease and trade receivables, compared to $1.8 billion at year-end 1994. No material gain or loss resulted from these transactions. Recourse amounts associated with the aforementioned sales and securitization activities are expected to be minimal, and adequate reserves are in place to cover potential losses.


X FINANCIAL INSTRUMENTS

The following presents information on certain significant on- and off-balance sheet financial instruments, including derivatives.

In assessing the fair value of these financial instruments, both derivative and non-derivative, the company has used a variety of methods and assumptions, which were based on estimates of market conditions and risks existing at December 31, 1995 and 1994. Quoted market prices or dealer quotes for the same or similar instrument were used for the majority of marketable securities, long-term investments and long-term debt. Other techniques, such as option pricing models, estimated discounted value of future cash flows, replacement cost and termination cost, have been used to determine fair value for the remaining financial instruments. These values represent a general approximation of possible value and may never actually be realized.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
International Business Machines Corporation and Subsidiary Companies




FINANCIAL INSTRUMENTS ON-BALANCE SHEET (EXCLUDING DERIVATIVES)

Financial assets for which carrying values approximate fair value include cash and cash equivalents, marketable securities, notes and other accounts receivable and other investments.

Financial liabilities for which carrying values approximate fair value include accounts payable and other accrued expenses and liabilities, as well as short-term debt. The fair value of the company's long-term debt was approximately $10,100 million and $12,000 million at December 31, 1995 and 1994, respectively.

The company originates financing for customers in a variety of industries throughout the world, and has a diversified portfolio of capital equipment financing for end users and working capital financing for dealers. With the growth of the company's working capital financing business, the concentration of such financings for certain large dealers and remarketers of information industry products has become more significant. Such loans are typically collateralized by the inventory and accounts receivable of the dealers and remarketers. The company does not believe that this risk will have a material adverse effect on its financial position or results of operations.

The following table summarizes the company's marketable securities and other investments, all of which were considered available for sale.


MARKETABLE SECURITIES AND OTHER INVESTMENTS
At December 31:
                                                                       Carrying Value
(DOLLARS IN MILLIONS)                                              1995              1994*

Current marketable securities:
U.S. government securities                                     $    222        $    1,020
Time deposits and other bank obligations                             93               459
Non-U.S. government securities and
    other fixed-term obligations                                    127             1,153
                                                               --------        ----------
Total                                                          $    442        $    2,632
                                                               ========        ==========

Non-current marketable securities:**
Time deposits and other bank obligations                       $     97        $        -
Non-U.S. government securities and
   other fixed-term obligations                                      72                82
                                                               --------        ----------
Total                                                          $    169        $       82
                                                               ========        ==========

Other investments:**
Alliance investments on cost method                            $    128        $      121
                                                               ========        ==========

**Reclassified to conform to 1995 presentation.
**Included within Investments and Sundry Assets on the Consolidated

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
International Business Machines Corporation and Subsidiary Companies


FINANCIAL INSTRUMENTS OFF-BALANCE SHEET (EXCLUDING DERIVATIVES)

IBM has guaranteed certain loans and financial commitments of affiliates. The fair market values of these financial guarantees were $794 million and $727 million at December 31, 1995 and 1994, respectively. Additionally, the company is contingently liable for commitments of various ventures to which it is a party and for certain receivables sold with recourse. These commitments, which in the aggregate were approximately $200 million and $900 million at December 31, 1995 and 1994, respectively, are not expected to have a material adverse effect on the company's financial position or results of operations.

The company's dealers had unused lines of credit available from IBM for working capital financing of approximately $1.0 billion and $.9 billion at December 31, 1995 and 1994, respectively.

DERIVATIVE FINANCIAL INSTRUMENTS

The following table summarizes the notional value, carrying value and fair value of the company's derivative financial instruments on and off the balance sheet. The notional value at year end provides an indication of the extent of the company's involvement in such instruments, but does not represent exposure to market risk.


                                      At December 31, 1995                    At December 31, 1994*
                               Notional    Carrying        Fair        Notional     Carrying       Fair
                                  Value        Value      Value**         Value       Value       Value**

(DOLLARS IN MILLIONS)

Interest rate
  and currency contracts      $ 13,600     $     (88)   $  (161)       $ 19,800      $    2      $  201
Option contracts                 4,800            18         41           4,400           8           8
                              --------     ----------   --------       --------      ------      ------
Total                         $ 18,400     $     (70)   $  (120)       $ 24,200      $   10      $  209
                              ========     ==========   ========       ========      ======      ======


Bracketed amounts are liabilities.
**Reclassified to conform to 1995 presentation.
**The estimated fair value of derivatives both on- and off-balance sheet at December 31, 1995 and 1994, consists of assets of $153 million and $448 million and liabilities of $273 million and $239 million, respectively.

In the normal course of business, the company enters into a variety of derivative financial instruments solely for the purpose of currency exchange rate and interest rate risk management.

The majority of the company's derivative transactions relates to the matching of liabilities to assets associated with its worldwide customer financing business. The company issues debt, using the most efficient capital markets and products, which may result in a currency or interest rate mismatch. Interest rate swaps or currency swaps are then used to match the interest rates and currencies of its debt to the related customer financing receivables. These swap contracts are principally one to five years in duration. The company uses an internal regional center to manage the cash of its subsidiaries. This regional center principally uses currency swaps to convert cash flows in a cost-effective manner, predominantly for the company's European subsidiaries. The terms of the swaps are generally less than one year.

Additionally, the company uses derivatives to limit its exposure to loss resulting from fluctuations in foreign currency exchange rates on anticipated cash transactions between foreign subsidiaries and the parent company. The company receives significant dividends, intracompany royalties and net payments for goods and services from its non-U.S. subsidiaries. In anticipation of these foreign currency flows, and given the volatility of the currency markets, the company selectively employs foreign currency options to manage the currency risk. The terms of these instruments are generally less than one year.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
International Business Machines Corporation and Subsidiary Companies


        Interest and currency rate differentials accruing under interest rate and currency contracts related to the customer financing business are recognized over the life of the contracts in interest expense, and the effects of contracts related to intracompany funding are recognized over the life of the contract in interest income. For purchased options that hedge anticipated transactions, gains and losses are deferred and recognized in other income in the same period that the underlying transaction occurs or expires. At December 31, 1995 and 1994, there were no material deferred gains or losses. The premiums associated with entering into option contracts are generally amortized over the life of the options and are not material to the company's results. Unamortized premiums are included in prepaid assets. All written options are marked to market monthly and are not material to the company's results.

        The company has used derivative instruments as an element of its risk management strategy for many years. Although derivatives entail a risk of non-performance by counterparties, the company manages this risk by establishing explicit dollar and term limitations that correspond to the credit rating of each carefully selected counterparty. The company has not sustained a material loss from these instruments nor does it anticipate any material adverse effect on its results of operations or financial position in the future.

        Y  SEGMENT INFORMATION

        IBM is in the business of providing customer solutions through the use of advanced information technologies. The company operates primarily in the single industry segment that creates value by offering a variety of solutions that include, either singularly or in some combination, services, software, systems, products, financing and technologies. The schedule on page 76 shows revenue by classes of similar products or services. Financial information by geographic area is summarized in note AA on pages 77 and 78.

        For purposes of classifying similar information technology products, general purpose computer systems that operate on a large class of applications are classified as processor servers when the systems are simultaneously used by multiple users at one time, or as clients when the systems are used by one user at a time. Servers include the System/390, POWERparallel, AS/400, RISC System/6000 and personal computer server products. Personal systems clients include personal computers and RISC System/6000 client products. Other clients include display-based terminals and consumer and financial systems. Storage consists of externally attached direct access storage devices and tape storage devices. Other peripherals consists of advanced function printers and telecommunication devices. OEM hardware consists primarily of revenue from the sale of semiconductors and low-end storage files to external customers.

        These hardware classes of products represent groupings that perform similar functions, as opposed to the complete spectrum of products associated with IBM's product divisions. Accordingly, they do not represent the full range of any division's offerings, which could include related peripherals, software and maintenance.

        Software   includes   both   applications   and   systems  software.
        Maintenance consists of separately billed charges for maintenance. Services represents a wide range of service offerings including consulting, education, systems design and development, managed operations and availability services. Financing and other is composed primarily of financing revenue and products and supplies not otherwise classified.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
International Business Machines Corporation and Subsidiary Companies



Some products logically fit in more than one class and are assigned to a specific class based on a variety of factors. Over time, products tend to overlap, merge into or split from existing classes as a result of changing technologies, market perceptions and/or customer use. For example, market demand may create requirements for technological enhancements to permit a peripheral product to be functionally integrated with a display, a telecommunication device and a processor to form a workstation. Such interchangeability and technological progress tend to make year-to-year comparisons less valid than they would be in an industry less subject to rapid change.

Revenue by Classes of Similar Products or Services


                                       Consolidated                          U.S. Only
(DOLLARS IN MILLIONS)              1995       1994*       1993*      1995       1994*      1993*
Information technology:
Processors:
    Servers**                  $ 12,597   $  1,553    $ 11,869   $  4,464   $  3,958   $  4,003
Clients:
    Personal systems**           11,199      9,731       8,269      4,401      4,046      3,754
    Other clients**               1,478      1,538       2,006        480        463        689
Peripherals:
    Storage**                     3,306      3,551       4,808      1,121      1,375      1,898
    Other peripherals**           2,085      2,006       2,149        764        810        901
OEM hardware                      4,490      3,248       1,293      2,824      1,677        726
Services                         12,714      9,715       7,648      4,606      3,709      3,037
Software                         12,657     11,346      10,953      4,117      3,926      3,898
Maintenance                       7,409      7,222       7,295      2,618      2,648      2,726
Financing and other               4,005      4,142       4,109      1,394      1,506      1,754
                               --------    -------    --------    -------    -------    -------
Subtotal                         71,940     64,052      60,399     26,789     24,118     23,386
Federal Systems Company               -          -       2,317          -          -      2,317
                               --------    -------    --------    -------    -------    -------
Total                          $ 71,940   $ 64,052    $ 62,716   $ 26,789   $ 24,118   $ 25,703
                               ========    =======    ========    =======    =======    =======

**Reclassified to conform to 1995 presentation.
**Hardware only, includes applicable rental revenue, excludes functions not embedded, software and maintenance.


NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
International Business Machines Corporation and Subsidiary Companies




        Z  SUBSEQUENT EVENTS

        On January 31, 1996, the company announced it had entered into a definitive merger agreement under which the company will commence a cash tender offer for Tivoli Systems Inc. at $47.50 per share. Tivoli, based in Austin, Texas, is a leading provider of systems management software and services that help customers reduce the cost and complexity of managing distributed client/server networks of personal computers and workstations.

        The net cash cost of the transaction to the company is expected to be $743 million, including the purchase of Tivoli's outstanding shares, the vesting of a portion of the employee stock options, fees and expenses, less Tivoli's current cash.

        When the merger is completed, it will result in a one-time charge to the company's earnings. The charge primarily involves expensing, as called for by accounting requirements, of amounts assigned to research and development of Tivoli software that has not reached technological feasibility. The charge will be taken in the quarter in which the merger is completed. The specific amount of the charge cannot be determined at this time based on currently available information.

        AA  GEOGRAPHIC AREAS

        Sales and services in the United States and Canada are managed as a single enterprise. However, in compliance with SFAS 14, "Financial Reporting for Segments of a Business Enterprise," the United States is reported as a separate geographic area. Canadian operations are included in the "Americas" area.

        Non-U.S. subsidiaries operating in local currency environments account for approximately 90 percent of the company's non-U.S. revenue. The remaining 10 percent is from subsidiaries and branches operating in U.S. dollars or in highly inflationary environments.

        In the Europe/Middle East/Africa area, European operations accounted for approximately 95 percent of revenue in 1995, 1994 and 1993.

        Interarea transfers consist principally of completed machines, subassemblies and parts and software. Machines, subassemblies and parts are generally transferred at an intracompany selling price. Software transfers represent license fees paid by non-U.S. subsidiaries. The intracompany selling price that relates to fixed asset transfers is capitalized and depreciated by the importing area.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
International Business Machines Corporation and Subsidiary Companies



DOLLARS IN MILLIONS)              1995           1994           1993*

UNITED STATES
Revenue - Customers          $  26,789       $ 24,118       $ 25,703
Interarea                       10,553          6,336          7,297
                             ---------       --------       --------
Total                        $  37,342       $ 30,454       $ 33,000
Net earnings (loss)                599            969         (5,566)
Assets at December 31           38,584         37,156         38,333

EUROPE/MIDDLE EAST/AFRICA
Revenue - Customers          $  25,238       $ 23,034       $ 21,779
Interarea transfers              2,530          1,787          1,071
                             ---------       --------       --------

Total                        $  27,768       $ 24,821       $ 22,850
Net earnings (loss)              2,271          1,086         (1,695)
Assets at December 31           24,066         25,816         24,566

ASIA PACIFIC
Revenue - Customers          $  13,892       $ 11,365       $ 10,020
Interarea transfers              2,698          1,876          1,452
                             ---------       --------       --------
Total                        $  16,590       $ 13,241       $ 11,472
Net earnings (loss)              1,098            567           (443)
Assets at December 31           12,789         12,619         12,778

AMERICAS
Revenue - Customers           $  6,021       $  5,535       $  5,214
Interarea transfers              5,333          4,257          3,458
                              ---------      --------       --------
Total                         $ 11,354       $  9,792       $  8,672
Net earnings (loss)                324            498           (251)
Assets at December 31            7,530          7,783          7,359

ELIMINATIONS
Revenue                       $(21,114)      $(14,256)      $(13,278)
Net earnings                      (114)           (99)           (32)
Assets                          (2,677)        (2,283)        (1,923)

CONSOLIDATED
Revenue                       $ 71,940       $ 64,052       $ 62,716
Net earnings (loss)              4,178          3,021         (7,987)
Assets at December 31           80,292         81,091         81,113
                              ========       ========       ========

Net (loss) before effect of change in accounting for postemployment Benefits.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
International Business Machines Corporation and Subsidiary Companies





Five-Year Comparison of Selected Financial Data
(DOLLARS IN MILLIONS EXCEPT PER SHARE AMOUNTS)             1995            1994            1993        1992        1991

FOR THE YEAR:
Revenue                                                $ 71,940        $ 64,052        $ 62,716      $ 64,523   $ 64,766
Net earnings (loss) before
    changes in accounting principles                      4,178           3,021          (7,987)       (6,865)      (598)
    Per share of common stock                              7.23            5.02          (14.02)       (12.03)     (1.05)
Effect of accounting changes*                                 -               -            (114)        1,900     (2,263)
    Per share of common stock                                 -               -            (.20)         3.33      (3.96)
Net earnings (loss)                                       4,178           3,021          (8,101)       (4,965)    (2,861)
  Per share of common stock                                7.23            5.02          (14.22)        (8.70)     (5.01)
Cash dividends paid on common stock                         572             585             905         2,765      2,771
  Per share of common stock                                1.00            1.00            1.58          4.84       4.84
Investment in plant, rental machines
    and other property                                    4,744           3,078           3,232         4,698      6,502
Return on stockholders' equity                             18.5%           14.3%**            -             -          -

AT END OF YEAR:
Total assets                                           $ 80,292        $ 81,091        $ 81,113      $ 86,705   $ 92,473
Net investment in plant, rental machines
    and other property                                   16,579          16,664          17,521        21,595     27,578
Working capital                                           9,043          12,112           6,052         2,955      7,018
Total debt                                               21,629          22,118          27,342        29,320     26,947
Stockholders' equity                                     22,423          23,413          19,738        27,624     36,679

**1993, postemployment benefits; 1992, income taxes; 1991, nonpension postretirement benefits.
**Restated to conform to 1995 presentation. Preferred stock dividends and transaction costs are deducted from net earnings and preferred stock par value is deducted from stockholders' equity in the calculation.



SELECTED QUARTERLY DATA

(DOLLARS IN MILLIONS EXCEPT PER SHARE AND STOCK PRICES)

                                                          Net          Per Share Common Stock
                                       Gross         Earnings      Earnings                 Stock Prices**
                      Revenue         Profit           (Loss)       (Loss)   Dividends     High         Low
1995


First quarter       $  15,735       $  6,664        $  1,289      $  2.12   $    .25   $  85.13    $  70.25
Second quarter         17,531          7,631           1,716         2.97        .25      99.38       82.25
Third quarter          16,754          6,921            (538)        (.96)       .25     114.63       91.63
Fourth quarter         21,920          9,151           1,711         3.09        .25     102.38       87.75
                    ---------       --------        ---------     --------  --------
Total               $  71,940       $ 30,367        $  4,178      $  7.23*  $   1.00
                    =========       ========        =========     ========  ========

1994
First quarter       $  13,373       $  4,940        $    392      $   .64   $    .25   $  60.00    $  51.38
Second quarter         15,351          6,104             689         1.14        .25      65.00       51.38
Third quarter          15,431          6,154             710         1.18        .25      71.38       54.50
Fourth quarter         19,897          8,086           1,230         2.06        .25      76.38       67.38
                    ---------       --------        ---------     --------  --------
Total               $  64,052       $ 25,284        $  3,021      $  5.02   $   1.00
                    =========       ========        =========     ========  ========

**The sum of the quarter's earnings per share does not equal the year-to-date earnings per share due to changes in average share calculations. This is in accordance with prescribed reporting requirements.
**The stock prices reflect the high and low prices for IBM's common stock on the New York Stock Exchange composite tape for the last two years.
