Form 10-K, Exhibit 13
period 1996-12-31
INTERNATIONAL BUSINESS MACHINES CORP
filed 1997-03-27
CIK 51143

                                                                      Exhibit 13

                                                                FINANCIAL REPORT




              42.      Report of Management

              43.      Report of Independent Accountants

              44.      Management Discussion

              56.      Consolidated Financial Statements

                       Earnings
                       Financial Position
                       Cash Flows
                       Stockholders' Equity

              60.      Notes To Consolidated Financial Statements

              60.      A  Signicant Accounting Policies
              62.      B  Accounting Changes
              63.      C  Inventories
              63.      D  Plant, Rental Machines and Other Property
              64.      E  Investments and Sundry Assets
              64.      F  Debt
              66.      G  Taxes
              68.      H  Selling and Advertising
              68.      I  Research, Development and Engineering
              69.      J  Interest on Debt
              69.      K  Other Liabilities and Environmental
              69.      L  Contingencies
              70.      M  Customer Financing
              73.      N  Rental Expense and Lease Commitments
              73.      O  Stock-Based Compensation Plans
              75.      P  Stock Repurchases
              76.      Q  Retirement Plans
              78.      R  Nonpension Postretirement Benefits
              79.      S  Lines of Credit
              80.      T  Sale and Securitization of Receivables
              80.      U  Financial Instruments
              82.      V  Subsequent Event
              82.      W  Segment Information
              84.      X  Geographic Areas

              86.      Five-Year Comparison of Selected Financial Data

              86.      Selected Quarterly Data



                                         41.

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

IBM maintains an effective internal control structure. It consists, in part, of organizational arrangements with clearly dened lines of responsibility and delegation of authority, and comprehensive systems and control procedures. We believe this structure provides reasonable assurance that transactions are executed in accordance with management authorization, and that they are appropriately recorded, in order to permit preparation of financial statements in conformity with generally accepted accounting principles and to adequately safeguard, verify and maintain accountability of assets. An important element of the control environment is an ongoing internal audit program.

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

/s/ Louis V. Gerstner, Jr.                              /s/ G. Richard Thoman

Louis V. Gerstner, Jr.                                   G. Richard Thoman
Chairman of the Board and                                Senior Vice President
and                                                      and
Chief Executive Officer                                  Chief Financial Officer


                                         42.

                                               REPORT OF INDEPENDENT ACCOUNTANTS
            International Business Machines Corporation and Subsidiary Companies

To the Stockholders and Board of Directors of International Business Machines
Corporation:

In our opinion, the accompanying consolidated financial statements, appearing on pages 56 through 85, present fairly, in all material respects, the financial position of International Business Machines Corporation and its subsidiaries at December 31, 1996 and 1995, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1996, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

/s/ Price Waterhouse LLP

Price Waterhouse LLP
1177 Avenue of the Americas
New York, NY 10036
January 20, 1997


                                         43.

MANAGEMENT DISCUSSION
International Business Machines Corporation and Subsidiary Companies

OVERVIEW

IBM's financial performance in 1996 reflects continued progress towards its strategic goals of revenue growth, an expanded portfolio of industry-specific customer solutions, especially through network computing, and an increasingly competitive cost and expense structure.

The company reported record revenue of nearly $ 76 billion, 30 percent net earnings growth over 1995 and ended the year with over $ 8 billion in cash. The company also continued to align itself for strategic growth by investing almost $ 20 billion in critical high-growth and advanced technology businesses, research and development, acquisitions and repurchases of its common shares.

The growth in revenue was principally due to the continued transition of revenue mix to the company's high-growth businesses. Revenue from services, personal computers and distributed software offerings grew strongly year over year. At the same time, while System/390* revenue declined due to pricing pressures, its total installed base grew nearly 25 percent, well above the 14 percent growth rate of just two years ago as customers continued to move to integrated network solutions.

The company's results were also affected adversely by the continued weakness of the European economy and the continued strengthening of the U.S. dollar. Without the currency effect, year-to-year revenue growth would have been 9 percent compared with the reported growth of 6 percent.

LOOKING FORWARD

While excellent progress was made in 1996, the company must continue to implement strategic actions to further improve its competitiveness. These actions include an on-going focus on revenue growth and stable net income margins, while at the same time maintaining a strong balance sheet and cash flows for long-term growth.

                                         44.

                                                           MANAGEMENT DISCUSSION
            International Business Machines Corporation and Subsidiary Companies


RESULTS OF OPERATIONS

(Dollars in millions except per share amounts)       1996       1995      1994

Revenue                                          $ 75,947   $ 71,940  $ 64,052
Cost                                               45,408     41,573    38,768
                                                 --------   --------  --------
Gross profit                                       30,539     30,367    25,284
Gross profit margin                                  40.2%      42.2%     39.5%
Total expense                                      21,952     22,554    20,129
                                                 --------   --------  --------
Net earnings before income taxes                 $  8,587   $  7,813  $  5,155
                                                 --------   --------  --------
                                                 --------   --------  --------
Net earnings                                     $  5,429   $  4,178  $  3,021
                                                 --------   --------  --------
                                                 --------   --------  --------
Net earnings per share of common stock           $  10.24   $   7.23  $   5.02
                                                 --------   --------  --------
                                                 --------   --------  --------

Revenue grew 5.6 percent as reported and 8.6 percent when currency impacts are removed. This increase was primarily driven by the high-growth areas of the company's product portfolio: services, personal computers and distributed software offerings including those from Lotus Development Corporation (Lotus) and Tivoli Systems, Inc. (Tivoli). The following table provides the company's percent of revenue by category:

                                   1996       1995      1994
Hardware sales                     47.8%      49.5%     50.5%
Services                           20.9       17.7      15.2
Software                           17.2       17.6      17.7
Maintenance                         9.2       10.3      11.3
Rentals and financing               4.9        4.9       5.3
                               --------   --------  --------
Total                             100.0%     100.0%    100.0%
                               --------   --------  --------
                               --------   --------  --------

The overall gross profit margin at 40.2 percent decreased 2.0 points from 1995, following a 2.7 point increase in 1995 over 1994. The 1996 decline was primarily a result of the company's continued shift to the higher growth sources of revenue, most notably, services and personal computers. These businesses have lower gross profit margins than the company's more traditional high-end hardware offerings. The increase in 1995 was primarily driven by improved margins in hardware sales resulting from cost improvements across most major product lines.

The following table is provided for informational purposes only, to exclude the effects of certain items on the company's net earnings.


(Dollars in millions except per share amounts)                 1996       1995*     1994

Net earnings after tax as reported                          $ 5,429    $ 4,178   $ 3,021
Purchased in-process
  research and development (pages 54 and 55)                    435      1,840         -
Effects of Federal Systems Company (FSC) sale (page 55)           -          -      (248)
Software amortization change                                      -          -       192
                                                            -------    -------   -------
Adjusted net earnings                                       $ 5,864    $ 6,018   $ 2,965
                                                            -------    -------   -------
                                                            -------    -------   -------
Adjusted net earnings per share of common stock             $ 11.06    $ 10.46   $  4.92
                                                            -------    -------   -------
                                                            -------    -------   -------

*Reclassified to conform to 1996 presentation.


                                         45.

                                                           MANAGEMENT DISCUSSION
            International Business Machines Corporation and Subsidiary Companies

HARDWARE SALES

(Dollars in millions)             1996       1995      1994

Revenue                       $ 36,316   $ 35,600   $32,344
Cost                            23,396     21,862    21,300
                              --------   --------  --------
Gross profit                  $ 12,920    $13,738   $11,044
                              --------   --------  --------
                              --------   --------  --------
Gross profit margin               35.6%      38.6%     34.1%

Information on revenue by classes of similar products or services is included in note W, "Segment Information," on pages 82 and 83. The product trends addressed in this discussion and in that disclosure are indicative, in all material respects, of hardware sales activity.

Revenue from hardware sales increased 2.0 percent from 1995, following an increase of 10.1 percent in 1995 from 1994. Gross profit dollars from hardware sales decreased 6.0 percent from 1995, following an increase of 24.4 percent in 1995 from 1994.

Revenue from servers decreased 1.4 percent from 1995, following a 9.0 percent increase versus 1994. The 1996 decrease was primarily driven by lower revenue from System/390, although total delivery of mainframe computing power, including shipments placed with end-users through both operating leases and service offerings, increased 49 percent as measured in MIPS (millions of instructions per second) versus last year. The System/390 revenue decrease was partially offset by higher revenue from AS/400*, RISC System/6000* and personal computer servers. The 1995 increase reflected higher revenue across all server products when compared to 1994 levels.

Personal system client revenue grew 13.8 percent from 1995, following a 15.1 percent increase in 1995 from 1994. The 1996 increase was driven by higher revenue from personal computers, especially consumer products, partially offset by lower revenue from RISC System/6000. The 1995 increase over 1994 resulted from higher revenue across all personal system client products.

Storage products revenue, including products sold primarily through the Original Equipment Manufacturer (OEM) channel, decreased 4.1 percent in 1996 from 1995, following an increase of 4.8 percent in 1995 from 1994. The decline in 1996 is a result of lower revenue associated with high-end storage products due to continuing price competition. This decrease was partially offset by strong revenue growth in hard disk drive (HDD) storage and tape products when compared to 1995 levels. These product areas in 1996 accounted for more revenue than high-end storage products. The 1995 increase versus 1994 was primarily driven by strong growth in HDD storage products, partially offset by lower revenue from high-end storage and tape products.

OEM hardware revenue declined 9.1 percent in 1996 versus 1995, following a
35.5 percent increase in 1995 over 1994. The 1996 decrease was driven by lower semiconductor revenue due to continuing industry-wide pricing pressures.

                                         46.

                                                           MANAGEMENT DISCUSSION
            International Business Machines Corporation and Subsidiary Companies

The decrease in the 1996 hardware sales gross profit margin was driven by the mix of revenue to lower gross profit products, such as personal computers, and by lower OEM semiconductor margins. The increase in the 1995 hardware gross profit margin was driven by improved gross profit margins on System/390, personal computers, RISC System/6000 servers and OEM products. The overall hardware sales margin continues to be adversely impacted by pricing pressures across all products.

SERVICES

(Dollars in millions)                1996       1995      1994

Revenue                          $ 15,873   $ 12,714   $ 9,715
Cost                               12,647     10,042     7,769
                                 --------   --------   -------
Gross profit                     $  3,226   $  2,672   $ 1,946
                                 --------   --------   -------
                                 --------   --------   -------
Gross profit margin                  20.3%      21.0%     20.0%

Services revenue increased 24.8 percent in 1996 from 1995 and 30.9 percent in 1995 over 1994. These increases are primarily in the areas of managed operations of systems and networks, systems integration design and development, availability services and consulting engagements. In 1996, the company signed services contracts worth more than $ 27 billion. To meet the growing demands in its services businesses, the company hired more than 15,000 new employees while maintaining a consistent level of gross profitability.

SOFTWARE

(Dollars in millions)                                1996       1995      1994

Revenue                                          $ 13,052   $ 12,657  $ 11,346
Cost                                                4,082      4,428     4,680
                                                 --------   --------  --------
Gross profit                                     $  8,970   $  8,229  $  6,666
                                                 --------   --------  --------
                                                 --------   --------  --------
Gross profit margin                                  68.7%      65.0%     58.8%


Software revenue increased 3.1 percent in 1996 from 1995, following an increase of 11.6 percent in 1995 from 1994. The increase in 1996 was driven by distributed software offerings including Lotus Notes*, cc:Mail* and systems management software from Tivoli, partially offset by lower host-based computer software revenue associated with System/390 and AS/400. The increase in 1995 was primarily due to revenue from Lotus products in the second half of 1995, after the acquisition.

Software gross profit dollars increased 9.0 percent in 1996 from 1995, following an increase of 23.4 percent in 1995 from 1994. The increase in 1995 from 1994 was affected by a change in the amortization period for software products in 1994. Excluding the effect of this change, the gross profit dollars would have increased 18.2 percent. The increase in gross profit dollars in both 1996 and 1995 was driven primarily by the company's continuing shift towards a more iterative software development process. As a result, a larger percentage of software development spending was expensed, and less was capitalized ($ .3 billion in 1996, compared to $ .8 billion in 1995), yielding lower costs of amortization.

                                         47.

MANAGEMENT DISCUSSION
International Business Machines Corporation and Subsidiary Companies

Maintenance

(Dollars in millions)               1996       1995      1994

Revenue                          $ 6,981    $ 7,409   $ 7,222
Cost                               3,659      3,651     3,635
                                 -------    -------   -------
Gross profit                     $ 3,322    $ 3,758   $ 3,587
                                 -------    -------   -------
                                 -------    -------   -------
Gross profit margin                 47.6%      50.7%     49.7%

Maintenance revenue decreased 5.8 percent in 1996 from 1995, following an increase of 2.6 percent in 1995 from 1994. Gross profit dollars decreased
11.6 percent, following an increase of 4.8 percent in 1995 from 1994. Revenue and gross profit margins in 1996 were lower due to continued price reductions.

Rentals and Financing

(Dollars in millions)               1996       1995      1994

Revenue                          $ 3,725    $ 3,560   $ 3,425
Cost                               1,624      1,590     1,384
                                 -------    -------   -------
Gross profit                     $ 2,101    $ 1,970   $ 2,041
                                 -------    -------   -------
                                 -------    -------   -------
Gross profit margin                 56.4%      55.4%     59.6%

Rentals and financing revenue increased 4.6 percent in 1996 from 1995, following an increase of 3.9 percent in 1995 over 1994. In both 1996 and 1995, revenue increased as new originations of operating leases for high-end products outpaced the expiration of older leases. The mix of operating lease originations and hardware sales of these products remained constant year to year. Gross profit dollars increased 6.6 percent from 1995, following a decline of 3.4 percent in 1995 from 1994. The increase was primarily a result of higher margins on operating leases and lower interest rates. The decrease in 1995 was a reflection of both declining volumes and rental prices on high-end products. The financing results are discussed in more detail in note M, "Customer Financing," on pages 70 through 72.

                                         48.

                                                           MANAGEMENT DISCUSSION
            International Business Machines Corporation and Subsidiary Companies

OPERATING EXPENSES

(Dollars in millions)                               1996        1995*      1994

Selling, general and administrative             $ 16,854    $ 16,766   $ 15,916
Percentage of revenue                               22.2%       23.3%      24.8%

Research, development and engineering           $  4,654    $  4,170   $  4,363
Percentage of revenue                                6.1%        5.8%       6.8%

Purchased in-process research and development   $    435    $  1,840   $      -

*Reclassified to conform to 1996 presentation.

Selling, general and administrative (SG&A) expense remained essentially flat in 1996 compared to 1995. The company's shift towards investments in more variable based high-yield programs, such as advertising, business partner programs, expenditures associated with new acquisitions and investments and its continued focus on reducing fixed infrastructure costs yielded a 1.1 point improvement in the expense to revenue ratio in 1996. The 1996 and 1995 results included $ 669 million and $ 626 million, respectively, associated with infrastructure reductions. The 1995 results also included a one-time gain of $ 175 million due to the settlement of certain contractual obligations resulting from the 1994 FSC sale. The company continues to focus on productivity, reengineering, expense controls and prioritization of spending in order to maintain competitive expense to revenue levels.

Research, development and engineering expense increased 11.6 percent in 1996 from 1995, following a decrease of 4.4 percent in 1995 from 1994. The increase in 1996 is primarily a result of the company's change in the software development process as discussed in the Software section on page 47. In addition, the on-going activities of Lotus and Tivoli are included in 1996 results, as compared to 1995 which included only Lotus activity from July to December 1995.

Purchased in-process research and development in 1996 and 1995 was primarily associated with the Tivoli and Lotus acquisitions, respectively.

Provision for Income Taxes

The provision for income taxes resulted in an effective tax rate of 37 percent for 1996, as compared to the 1995 effective tax rate of 47 percent. Without the effect of expensing the purchased in-process research and development with no corresponding tax effect, the 1996 and 1995 effective tax rates would have been 35 percent and 38 percent, respectively. The reduction in the 1996 tax rate is due to the company's continued expansion into markets with lower effective tax rates, as well as the use of foreign tax credits to offset the tax effect of dividend repatriation from non-U.S. affiliates.

The company accounts for income taxes under Statement of Financial Accounting Standards (SFAS) 109, "Accounting for Income Taxes," which provides that a valuation allowance should be recognized to reduce the deferred tax asset to the amount that is more likely than not to be realized. In assessing the likelihood of realization, management considered estimates of future taxable income, which are based primarily on recent financial performance.

                                         49.

MANAGEMENT DISCUSSION
International Business Machines Corporation and Subsidiary Companies

Fourth Quarter

For the quarter ended December 31, 1996, the company had revenue of $ 23.1 billion, a 5.6 percent increase over the same period of 1995. Net earnings in the fourth quarter were $ 2,023 million ($ 3.93 per common share), compared to net earnings of $ 1,711 million ($ 3.09 per common share) in the fourth quarter of 1995.

Fourth-quarter revenue increased in the United States, Asia-Pacific and Latin America, and declined in Canada. Specifically, revenue from the United States increased 12.1 percent year over year to $ 8.8 billion. Revenue from the company's Europe, Middle East, and Africa unit was $ 8.1 billion, essentially flat from 1995 to 1996. Asia-Pacific revenue grew 6.2 percent to $ 4.3 billion, while revenue in Latin America was $ 1.1 billion, an increase of 3.9 percent. Revenue from Canada declined 2.4 percent to $ .8 billion.

Currency had an approximately 3 percentage point negative impact on the company's revenue results in the fourth quarter. This compares with an approximately 2 percentage point positive revenue effect in the fourth quarter of 1995. At constant currency in the fourth quarter of 1996, European revenue would have grown 3 percent and Asia-Pacific revenue would have increased 14 percent.

Hardware sales revenue was $ 11.7 billion, an increase of 1.7 percent compared to the fourth quarter of 1995. Personal computer revenue grew year over year in both commercial and consumer categories. AS/400, storage product and networking hardware revenue also increased. System/390 and OEM hardware revenue declined, while RISC System/6000 revenue was essentially flat.

Services revenue was $ 5.0 billion, an increase of 22.3 percent compared to the fourth quarter of last year. This increase reflects the continued strength across the company's services categories, including managed operations of systems and networks, systems integration design and development and availability services.

Software revenue grew 3.9 percent year over year to $ 3.7 billion. The increase was driven by strong growth of Lotus and Tivoli distributed software products, offset by lower host-based computer software revenue.

Maintenance revenue decreased 5.8 percent from 1995's fourth quarter, due to continuing competitive pricing pressures. Rentals and financing grew 9.4 percent from 1995's fourth quarter due to increased operating leases of high-end products.

The company's overall gross profit margin was 40.3 percent in the fourth quarter, compared to 41.7 percent in the same period of 1995. This decrease was a result of the continuing shift of revenue to lower margin offerings including services and personal systems.

Total expenses declined 2.3 percent year over year, while the expense-to-revenue ratio decreased from 29.8 percent to 27.8 percent. This decline reflects the continuing efforts to shift toward investments in more variable based spending programs and reductions in infrastructure expenditures.

                                         50.

                                                           MANAGEMENT DISCUSSION
            International Business Machines Corporation and Subsidiary Companies

Financial Condition

The company for the third consecutive year generated over $ 10 billion in cash flow from operations which funded significant investments in plant, rental machines and other property, strategic acquisitions, such as Tivoli and Object Technology International, Inc., as well as common share repurchases. The company ended 1996 with $ 8.1 billion in cash, up $ .4 billion from year-end 1995.

The company has access to global funding sources. During 1996, the company issued debt in a variety of geographies to a diverse set of investors. Significant funding was issued in the United States, Japan and Europe. Funding was obtained across the range of debt maturities from short-term commercial paper to long-term debt. In December 1996, the company issued $ 850 million of debt which matures in 100 years. More information about company debt is provided in note F, "Debt," on pages 64 and 65.

In December 1993, the company entered into a $ 10 billion committed global credit facility to enhance the liquidity of funds. This facility was amended in March 1996, and extended to March 2001. As of December 31, 1996, $ 9.4 billion was unused and available.

At year-end 1996, the company had an outstanding balance of $ 1.1 billion of assets under management from the securitization of loans, leases and trade receivables, compared to the year-end 1995 level of $ 1.2 billion. The company retains access to additional funds through securitization, as discussed in note T, "Sale and Securitization of Receivables," on page 80.

The rating agencies continued their review of the company's debt. In December 1996, Fitch Investors Service upgraded its credit ratings for the company and its rated subsidiaries' senior long-term debt to AA- from A+. Fitch also upgraded the company's preferred stock to A+ from A. They continue to rate commercial paper at F-1+.

In January 1997, Standard and Poor's revised its outlook on the company and its rated subsidiaries to positive from stable and affirmed its ratings of senior debt at A, commercial paper at A-1, and preferred stock at A-.

Moody's Investors Service rates the senior long-term debt of the company and its rated subsidiaries as A1, the commercial paper as Prime-1, and the company's preferred stock as "a1."

Duff & Phelps rates the company and its rated subsidiaries' senior long-term debt as A+, commercial paper as Duff 1, and the company's preferred stock as A.

                                         51.

MANAGEMENT DISCUSSION
International Business Machines Corporation and Subsidiary Companies

Cash Flows

The company's cash flows from operating, investing and financing activities as prescribed by generally accepted accounting principles and reflected in the Consolidated Statement of Cash Flows on page 58, are summarized in the following table:

(Dollars in millions)                                1996       1995      1994

Net cash provided from (used in):
  Operating activities                           $ 10,275   $ 10,708   $ 11,793
  Investing activities                             (5,723)    (5,052)    (3,426)
  Financing activities                             (3,952)    (6,384)    (6,412)
Effect of exchange rate changes
  on cash and cash equivalents                       (172)        65        106
                                                 --------   --------   --------
Net change in cash and cash equivalents          $    428   $   (663)  $  2,061
                                                 --------   --------   --------
                                                 --------   --------   --------
Working Capital

                                                         At December 31:

(Dollars in millions)                                1996               1995

Current assets                                   $ 40,695           $ 40,691
Current liabilities                                34,000             31,648
                                                 --------           --------
Working capital                                  $  6,695           $  9,043
                                                 --------           --------
                                                 --------           --------
Current ratio                                      1.20:1             1.29:1
                                                 --------           --------
                                                 --------           --------

The company continued to maintain a strong current ratio of 1.20 to 1.
Current assets remained essentially flat due to aggressive inventory and accounts receivable management. The company's overall inventories declined $
 .5 billion driven primarily by inventory management process improvements, particularly in personal computers. While trade accounts receivable was essentially unchanged from December 31, 1995, collections improved, resulting in a nearly $ 1 billion reduction, which offset record fourth-quarter revenue.

Current liabilities were higher primarily due to increases in short-term debt associated with customer financing. Short-term borrowings were used to take advantage of generally more favorable interest rates.

Investments

The company's investments for plant, rental machines and other property were $ 5.9 billion for 1996, an increase of $ 1.1 billion from 1995. The increase reflects continued investment in the company's rapidly growing services business, particularly management of customers' information technology, as well as storage products and the advanced technology area of microelectronics.

In addition to software development expenses included in research, development and engineering, the company capitalized $ .3 billion of software costs during 1996 versus $ .8 billion capitalized in 1995. Amortization of capitalized software costs amounted to $ 1.4 billion for 1996, a decrease of $ .3 billion from 1995.

Investments and sundry assets were $ 21.6 billion at the end of 1996, an increase of $ 1.0 billion from 1995, primarily the result of increases in prepaid pension assets, the company's investment in business alliances and goodwill associated with strategic acquisitions, primarily Tivoli. See note E, "Investments and Sundry Assets," on page 64 for additional information.

                                         52.

                                                           MANAGEMENT DISCUSSION
            International Business Machines Corporation and Subsidiary Companies

Debt and Equity

(Dollars in millions)                                1996       1995

"Core" debt                                      $  2,202   $  1,907
Customer financing debt                            20,627     19,722
                                                 --------   --------
Total debt                                       $ 22,829   $ 21,629
                                                 --------   --------
                                                 --------   --------
Stockholders' equity                             $ 21,628   $ 22,423
                                                 --------   --------
                                                 --------   --------
Debt/capitalization                                  51.4%      49.1%
"Core" debt/capitalization                           10.7%       8.5%
Customer financing debt/equity                      6.3:1      6.3:1

Total debt increased $ 1.2 billion from year-end 1995, driven by an increase of $ .9 billion in debt to support the growth in customer financing assets and $ .3 billion in "core" debt. The company's "core" debt to capitalization ratio is at a conservative 10.7 percent and the customer financing debt to equity has been maintained at 6.3 to 1.

Stockholders' equity declined 3.5 percent to $ 21.6 billion from December 31, 1995. The company's strong net earnings were reduced by the company's significant common share repurchases, dividend payments and the stronger dollar effect on the company's foreign net assets. See page 59, "Consolidated Statement of Stockholders' Equity," for additional information.

Currency Rate Fluctuations

Since approximately 84 percent of the company's non-U.S. revenue was derived from affiliates operating in local currency environments, the company's results are affected by changes in the relative values of non-U.S. currencies to the U.S. dollar. Worldwide currencies weakened versus the U.S. dollar in 1996, which resulted in assets and liabilities denominated in local currencies being translated into fewer dollars. The currency rate changes also resulted in an unfavorable impact on revenue of approximately 3 percent in 1996, compared to a favorable impact in 1995 and 1994 of 4 percent and 2 percent, respectively.

In high-inflation environments, primarily parts of Latin America, translation adjustments are reflected in period income, as required by SFAS 52, "Foreign Currency Translation." Generally, the company minimizes currency risk in these countries by linking prices and contracts to U.S. dollars, by financing operations locally and through foreign currency hedge contracts.

The company uses a variety of financial hedging instruments to minimize currency risks related to customer financing transactions and the repatriation of dividends and royalties. Further discussion on currency and hedging appears in note U, "Financial Instruments," on pages 80 through 82.

                                         53.

MANAGEMENT DISCUSSION
International Business Machines Corporation and Subsidiary Companies

Financing Risks

Customer financing is an integral part of the company's total worldwide offerings. Financial results of customer financing can be found in note M, "Customer Financing," on pages 70 through 72. Inherent in customer financing are certain risks: credit, interest rate, currency and residual value. The company manages credit risk through comprehensive credit evaluations and pricing practices. To manage the risks associated with an uncertain interest rate environment, the company pursues a funding strategy of substantially matching the terms of its debt with the terms of its assets. Currency risks are managed by denominating liabilities in the same currency as the assets.

Residual value risk is managed by developing projections of future equipment values at lease inception, reevaluating these projections periodically, and effectively deploying remarketing capabilities to recover residual values and potentially earn a profit. In 1996 and 1995, the remarketing effort generated profits. The following table depicts an approximation of the unguaranteed residual value maturities for the company's sales-type leases, as well as a projection of net book value of operating leases at the end of the lease terms as of December 31, 1994, 1995 and 1996. The following table excludes approximately $ 50 million of estimated residual value associated with non-information technology equipment.


                                   Total               Run Out of 1996 Residual Value Balance
                         -------------------------     --------------------------------------

(Dollars in millions)     1994      1995      1996      1997      1998      1999     2000 and
                                                                                      beyond

Sales-type leases        $ 535     $ 470     $ 471     $ 130     $ 155     $ 160         $ 26
Operating leases           140       295       480       160       165       140           15
                         -----     -----     -----     -----     -----     -----         ----
Total residual value     $ 675     $ 765     $ 951     $ 290     $ 320     $ 300         $ 41
                         -----     -----     -----     -----     -----     -----         ----
                         -----     -----     -----     -----     -----     -----         ----


Acquisitions and Divestitures

On March 1, 1996, the company acquired all outstanding shares of Tivoli for approximately $ 800 million ($ 716 million in net cash). On July 5, 1995, the company acquired all outstanding shares of Lotus for approximately $ 3.2 billion ($ 2.9 billion in net cash). The company engaged a nationally recognized, independent appraisal firm to express an opinion on the fair market value of the assets of each of the acquisitions to serve as a basis for allocation of the purchase price to the various classes of assets. The company allocated the total purchase prices as follows:


                                                                       1996           1995
(Dollars in millions)                                                Tivoli          Lotus

Tangible and intangible net assets                                    $ 140        $ 1,157
Purchased in-process research and development                           417          1,840
Goodwill                                                                280            540
Deferred tax liabilities related to identifiable intangible assets      (37)          (291)
                                                                      -----        -------
Total                                                                 $ 800        $ 3,246
                                                                      -----        -------
                                                                      -----        -------


Purchased in-process research and development represented the value of software products still in the development stage and not considered to have reached technological feasibility.
                                         54.

                                                           MANAGEMENT DISCUSSION
            International Business Machines Corporation and Subsidiary Companies

In addition, the acquisition of Object Technology International, Inc., resulted in a valuation of purchased in-process research and development amounting to $ 18 million, bringing the total amount of purchased in-process research and development in 1996 to $ 435 million. In accordance with applicable accounting rules, the $ 435 million was expensed upon acquisition in the first quarter of 1996 and the $ 1,840 million was expensed upon acquisition in the third quarter of 1995.

The sale of FSC to Loral Corporation for $ 1.503 billion in cash had a closing date of March 1, 1994, and was effective January 1, 1994. This transaction resulted in an after-tax net gain of $ 248 million ($ .43 per common share) in the company's first-quarter 1994 results. In the fourth quarter of 1995, the company recorded a before-tax gain of $ 175 million due to the conclusion of contractual obligations between the company and Loral Corporation.

Employees


                                                                     Percentage Changes
                                           1996      1995      1994  1996-95     1995-94

IBM/wholly owned subsidiaries           240,615   225,347   219,839      6.8         2.5
Less than wholly owned subsidiaries      28,033    26,868    23,200      4.3        15.8
Complementary                            37,000    38,000    35,000     (2.6)        8.6


As of December 31, 1996, employees of IBM and its wholly owned subsidiaries increased 15,268 from 1995 mainly due to hiring in high-growth areas of the business - services, personal computers and Lotus, as well as expansion in emerging geographic markets and acquisition of business entities such as Tivoli.

The moderate growth in less than wholly owned subsidiaries was due primarily to investments in the company's growing worldwide services business, as well as in emerging geographic markets such as China.

The company's complementary work force comprises equivalent full-time employees hired under temporary, part-time and limited-term employment arrangements to meet specific business needs in a flexible and cost-effective manner.

                                         55.

CONSOLIDATED STATEMENT OF EARNINGS
International Business Machines Corporation and Subsidiary Companies

(Dollars in millions except per share amounts)


For the year ended December 31:                 Notes      1996        1995*       1994
Revenue:
Hardware sales                                         $ 36,316    $ 35,600    $ 32,344
Services                                                 15,873      12,714       9,715
Software                                                 13,052      12,657      11,346
Maintenance                                               6,981       7,409       7,222
Rentals and financing                             M       3,725       3,560       3,425
---------------------------------------------------------------------------------------
Total revenue                                            75,947      71,940      64,052
---------------------------------------------------------------------------------------
Cost:
Hardware sales                                           23,396      21,862      21,300
Services                                                 12,647      10,042       7,769
Software                                                  4,082       4,428       4,680
Maintenance                                               3,659       3,651       3,635
Rentals and financing                                     1,624       1,590       1,384
---------------------------------------------------------------------------------------
Total cost                                               45,408      41,573      38,768
---------------------------------------------------------------------------------------
Gross profit                                             30,539      30,367      25,284
---------------------------------------------------------------------------------------
Operating expenses:
Selling, general and administrative               H      16,854      16,766      15,916
Research, development and engineering             I       4,654       4,170       4,363
Purchased in-process research and development     I         435       1,840           -
---------------------------------------------------------------------------------------
Total operating expenses                                 21,943      22,776      20,279
---------------------------------------------------------------------------------------
Operating income                                          8,596       7,591       5,005
Other income, principally interest                          707         947       1,377
Interest expense                                  J         716         725       1,227
---------------------------------------------------------------------------------------
Earnings before income taxes                              8,587       7,813       5,155
Provision for income taxes                        G       3,158       3,635       2,134
---------------------------------------------------------------------------------------
Net earnings                                              5,429       4,178       3,021
Preferred stock dividends and transaction costs              20          62          84
---------------------------------------------------------------------------------------
Net earnings applicable
      to common shareholders                           $  5,409    $  4,116    $  2,937
---------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------

Net earnings per share of common stock                 $  10.24    $   7.23    $   5.02
---------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------
Average number of common shares outstanding:
1996 - 528,352,094; 1995 - 569,384,029; 1994 - 584,958,699


*Reclassified to conform to 1996 presentation.

The notes on pages 60 through 85 are an integral part of this statement.

                                         56.

                                    CONSOLIDATED STATEMENT OF FINANCIAL POSITION
            International Business Machines Corporation and Subsidiary Companies


(Dollars in millions)

At December 31:                                                    Notes        1996        1995

Assets
Current assets:
Cash and cash equivalents                                                  $   7,687   $   7,259
Marketable securities                                                U           450         442
Notes and accounts receivable - trade, net of allowances                      16,515      16,450
Sales-type leases receivable                                                   5,721       5,961
Other accounts receivable                                                        931         991
Inventories                                                          C         5,870       6,323
Prepaid expenses and other current assets                                      3,521       3,265
------------------------------------------------------------------------------------------------
Total current assets                                                          40,695      40,691
------------------------------------------------------------------------------------------------
Plant, rental machines and other property                            D        41,893      43,981
Less: Accumulated depreciation                                                24,486      27,402
------------------------------------------------------------------------------------------------
Plant, rental machines and other property - net                               17,407      16,579
------------------------------------------------------------------------------------------------
Software, less accumulated amortization
  (1996, $ 12,199; 1995, $ 11,276)                                             1,435       2,419
Investments and sundry assets                                        E        21,595      20,603
------------------------------------------------------------------------------------------------
Total assets                                                               $  81,132   $  80,292
------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------
Liabilities and Stockholders' Equity
Current liabilities:
Taxes                                                                      $   3,029   $   2,634
Short-term debt                                                      F        12,957      11,569
Accounts payable                                                               4,767       4,511
Compensation and benefits                                                      2,950       2,914
Deferred income                                                                3,640       3,469
Other accrued expenses and liabilities                                         6,657       6,551
------------------------------------------------------------------------------------------------
Total current liabilities                                                     34,000      31,648
------------------------------------------------------------------------------------------------
Long-term debt                                                       F         9,872      10,060
Other liabilities                                                    K        14,005      14,354
Deferred income taxes                                                G         1,627       1,807
------------------------------------------------------------------------------------------------
Total liabilities                                                             59,504      57,869
------------------------------------------------------------------------------------------------
Contingencies                                                        L
Stockholders' equity:
Preferred stock, par value $.01 per share -
  shares authorized: 150,000,000
  shares issued: 1996 - 2,610,711; 1995 - 2,610,711                  P           253         253
Common stock, par value $1.25 per share -
  shares authorized: 750,000,000
  shares issued: 1996 - 509,070,542; 1995 - 548,199,013            P&V         7,752       7,488
Retained earnings                                                             11,189      11,630
Translation adjustments                                                        2,401       3,036
Treasury stock, at cost (shares: 1996 - 1,089,533; 1995 - 424,583)              (135)        (41)
Net unrealized gain on marketable securities                                     168          57
------------------------------------------------------------------------------------------------
Total stockholders' equity                                                    21,628      22,423
------------------------------------------------------------------------------------------------
Total liabilities and stockholders' equity                                 $  81,132   $  80,292
------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------

The notes on pages 60 through 85 are an integral part of this statement.


                                         57.

CONSOLIDATED STATEMENT OF CASH FLOWS
International Business Machines Corporation and Subsidiary Companies

(Dollars in millions)


For the year ended December 31:                                 1996       1995        1994

Cash flow from operating activities:
Net earnings                                                $  5,429   $  4,178    $  3,021
Adjustments to reconcile net earnings to cash
  provided from operating activities:
Depreciation                                                   3,676      3,955       4,197
Amortization of software                                       1,336      1,647       2,098
Effect of restructuring charges                               (1,491)    (2,119)     (2,772)
Purchased in-process research and development                    435      1,840           -
Deferred income taxes                                             11      1,392         825
Gain on disposition of fixed and other assets                   (300)      (339)        (11)
Other changes that (used) provided cash:
  Receivables                                                   (650)      (530)        653
  Inventories                                                    196        107       1,518
  Other assets                                                  (980)    (1,100)        187
  Accounts payable                                               319        659         305
  Other liabilities                                            2,294      1,018       1,772
-------------------------------------------------------------------------------------------
Net cash provided from operating activities                   10,275     10,708      11,793
-------------------------------------------------------------------------------------------
Cash flow from investing activities:
Payments for plant, rental machines and other property        (5,883)    (4,744)     (3,078)
Proceeds from disposition of plant, rental machines
  and other property                                           1,314      1,561         900
Acquisition of Lotus Development Corporation - net                 -     (2,880)          -
Acquisition of Tivoli Systems, Inc. - net                       (716)         -           -
Investment in software                                          (295)      (823)     (1,361)
Purchases of marketable securities and other investments      (1,613)    (1,315)     (3,866)
Proceeds from marketable securities and other investments      1,470      3,149       2,476
Proceeds from the sale of Federal Systems Company                  -          -       1,503
-------------------------------------------------------------------------------------------
Net cash used in investing activities                         (5,723)    (5,052)     (3,426)
-------------------------------------------------------------------------------------------
Cash flow from financing activities:
Proceeds from new debt                                         7,670      6,636       5,335
Short-term borrowings less than 90 days - net                   (919)     2,557      (1,948)
Payments to settle debt                                       (4,992)    (9,460)     (9,445)
Preferred stock transactions - net                                 -       (870)        (10)
Common stock transactions - net                               (5,005)    (4,656)        318
Cash dividends paid                                             (706)      (591)       (662)
-------------------------------------------------------------------------------------------
Net cash used in financing activities                         (3,952)    (6,384)     (6,412)
-------------------------------------------------------------------------------------------
Effect of exchange rate changes on cash and
  cash equivalents                                              (172)        65         106
-------------------------------------------------------------------------------------------
Net change in cash and cash equivalents                          428       (663)      2,061
Cash and cash equivalents at January 1                         7,259      7,922       5,861
-------------------------------------------------------------------------------------------
Cash and cash equivalents at December 31                    $  7,687   $  7,259    $  7,922
-------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------
Supplemental data:
Cash paid during the year for:
Income taxes                                                $  2,229   $  1,453    $    649
Interest                                                    $  1,563   $  1,720    $  2,132
-------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------

The notes on pages 60 through 85 are an integral part of this statement.



                                         58.

                                 CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
            International Business Machines Corporation and Subsidiary Companies


                                                                                                            Net
(Dollars in millions)                                                                                    Unrealized
                                                                                                           Gain on
                                               Preferred   Common    Retained    Translation  Treasury   Marketable
                                                   Stock    Stock    Earnings    Adjustments     Stock   Securities      Total

1994
Stockholders' equity, January 1, 1994            $ 1,091  $ 6,980    $ 10,009        $ 1,658    $    -      $     -   $ 19,738
Net earnings                                                            3,021                                            3,021
Cash dividends declared - common stock                                   (585)                                            (585)
Cash dividends declared - preferred stock                                 (84)                                             (84)
Preferred stock purchased and retired
  (105,000 shares)                                   (10)                                                                  (10)
Common stock issued under employee
  plans (6,120,255 shares)                                    318                                                          318
Common stock issued to U.S. pension
  plan fund (671,030 shares)                                   39                                                           39
Purchases (1,401,740 shares) and sales
  (934,919 shares) of treasury stock
  under employee plans - net                                               (9)                     (34)                    (43)
Tax reductions - employee plans                                 5                                                            5
Other                                                                                  1,014                             1,014
------------------------------------------------------------------------------------------------------------------------------
Stockholders' equity, December 31, 1994            1,081    7,342      12,352          2,672       (34)           -     23,413

1995
Net earnings                                                            4,178                                            4,178
Cash dividends declared - common stock                                   (572)                                            (572)
Cash dividends declared - preferred stock                                 (20)                                             (20)
Common stock purchased and retired
  (50,906,300 shares)                                        (655)     (4,209)                                          (4,864)
Preferred stock purchased and retired
  (8,534,289 shares)                                (828)                 (42)                                            (870)
Common stock issued under employee
  plans (4,271,948 shares)                                    279                                                          279
Purchases (4,662,047 shares) and sales
  (4,706,964 shares) of treasury stock
  under employee plans - net                                              (57)                      (7)                    (64)
Conversion of debentures (6,653,121 shares)                   471                                                          471
Tax reductions - employee plans                                51                                                           51
Other                                                                                    364                     57        421
------------------------------------------------------------------------------------------------------------------------------
Stockholders' equity, December 31, 1995              253    7,488      11,630          3,036       (41)          57     22,423

1996
Net earnings                                                            5,429                                            5,429
Cash dividends declared - common stock                                   (686)                                            (686)
Cash dividends declared - preferred stock                                 (20)                                             (20)
Common stock purchased and retired
  (48,975,700 shares)                                        (710)     (5,046)                                          (5,756)
Common stock issued under employee
  plans (9,847,229 shares)                                    811         (13)                                             798
Purchases (4,457,166 shares) and sales
  (3,792,216 shares) of treasury stock
  under employee plans - net                                             (105)                     (94)                   (199)
Tax reductions - employee plans                               163                                                          163
Other                                                                                   (635)                   111       (524)
------------------------------------------------------------------------------------------------------------------------------
Stockholders' equity, December 31, 1996          $   253  $ 7,752    $ 11,189        $ 2,401    $ (135)     $   168   $ 21,628
------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------


The notes on pages 60 through 85 are an integral part of this statement.


                                         59.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
International Business Machines Corporation and Subsidiary Companies

A  Significant Accounting Policies

Principles of Consolidation

The consolidated financial statements include the accounts of International Business Machines Corporation and its majority owned subsidiary companies. Investments in business entities in which IBM does not have control, but has the ability to exercise significant influence over operating and financial policies (generally 20-50 percent ownership), are accounted for by the equity method. Other investments are accounted for by the cost method.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying disclosures. Although these estimates are based on management's best knowledge of current events and actions the company may undertake in the future, actual results ultimately may differ from the estimates.

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

Income Taxes

Income tax expense is based on reported earnings before income taxes. Deferred income taxes reflect the impact of temporary differences between assets and liabilities recognized for financial reporting purposes and such amounts recognized for tax purposes. In accordance with SFAS 109, "Accounting for Income Taxes," these deferred taxes are measured by applying currently enacted tax laws.

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

                                         60.

                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
            International Business Machines Corporation and Subsidiary Companies

Financial Instruments

In the normal course of business, the company enters into a variety of derivative financial instruments solely for the purpose of currency exchange rate and interest rate risk management. Refer to note U, "Financial Instruments," on pages 80 though 82 for descriptions of these financial instruments, including the methods used to account for them.

In assessing the fair value of its financial instruments, both derivative and non-derivative, the company uses a variety of methods and assumptions, which are based on market conditions and risks existing at each balance sheet date. Quoted market prices or dealer quotes for the same or similar instrument were used for the majority of marketable securities, long-term investments and long-term debt. Other techniques, such as option pricing models, estimated discounted value of future cash flows, replacement cost and termination cost, have been used to determine fair value for the remaining financial instruments. These values represent a general approximation of possible value and may never actually be realized.

Cash Equivalents

All highly liquid investments with a maturity of three months or less at date of purchase are carried at fair value and considered to be cash equivalents.

Inventories

Raw materials, work in process and finished goods are stated at the lower of average cost or market.

Depreciation

Plant, rental machines and other property are carried at cost, and depreciated over their estimated useful lives using the straight-line method.

Software

Costs related to the conceptual formulation and design of licensed programs are expensed as research and development. Costs incurred subsequent to establishment of technological feasibility to produce the finished product are capitalized. The annual amortization of the capitalized amounts is the greater of the amount computed based on the estimated revenue distribution over the products' revenue-producing lives, or the straight-line method, and is applied over periods ranging up to four years. Periodic reviews are performed to ensure that unamortized program costs remain recoverable from future revenue. Costs to support or service licensed programs are charged against income as incurred, or when related revenue is recognized, whichever occurs first.

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

Common Stock

Common stock refers to the $ 1.25 par value capital stock as designated in the company's Certificate of Incorporation. Net earnings per common share amount is computed by dividing earnings after deduction of preferred stock dividends and transaction costs by the average number of common shares outstanding in the period.

B  Accounting Changes

The company implemented new accounting standards in 1996, 1995 and 1994. None of these standards had a material effect on the financial position or results of operations of the company.

In 1996, the company adopted the American Institute of Certified Public Accountants Statement of Position (SOP) 96-1, "Environmental Remediation Liabilities." This SOP provides authoritative guidance on the recognition, measurement, display and disclosure of environmental remediation liabilities.

In 1996, the company implemented the disclosure-only provisions of SFAS 123, "Accounting for Stock-Based Compensation." See note O, "Stock-Based Compensation Plans," on pages 73 through 75 for further information.

In June 1996, the Financial Accounting Standards Board issued SFAS 125, "Accounting for Transfers and Servicing of Financial Assets and
Extinguishments of Liabilities." This standard provides accounting and reporting standards for transfers and servicing of financial assets and extinguishments of liabilities. While the standard requires implementation in 1997, the company is already generally in compliance.

Effective January 1, 1995, the company implemented SFAS 114, "Accounting by Creditors for Impairment of a Loan," and SFAS 118, "Accounting by Creditors for Impairment of a Loan - Income Recognition and Disclosures." These standards prescribe impairment measurements and reporting related to certain loans.

The company implemented SFAS 116, "Accounting for Contributions Received and Contributions Made," effective January 1, 1995. This standard requires that the fair value of contributions, including unconditional promises to give, be recognized as expense in the period made.

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

                                         62.

                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
            International Business Machines Corporation and Subsidiary Companies

In 1995, the company adopted the American Institute of Certified Public Accountants SOP 93-7, "Reporting on Advertising Costs." This SOP provides guidance on financial reporting of advertising costs in annual financial statements. The company was generally in conformance with this SOP prior to adoption. See note H, "Selling and Advertising," on page 68 for additional disclosure on advertising expenses.

Effective January 1, 1994, the company implemented SFAS 115, "Accounting for Certain Investments in Debt and Equity Securities." This standard addresses the accounting and reporting for investments in equity securities that have readily determinable fair values and for all investments in debt securities. See note U, "Financial Instruments," on pages 80 though 82 for further information.

C  Inventories

                                                           At December 31:
(Dollars in millions)                                  1996               1995
Finished goods                                     $  1,413           $  1,241
Work in process                                       4,377              4,990
Raw materials                                            80                 92
                                                   --------           --------
Total                                              $  5,870           $  6,323
                                                   --------           --------
                                                   --------           --------

D  Plant, Rental Machines and Other Property
                                                           At December 31:

(Dollars in millions)                                  1996               1995

Land and land improvements                         $  1,208           $  1,348
Buildings                                            12,073             12,653
Plant, laboratory and office equipment               24,824             26,658
                                                   --------           --------
                                                     38,105             40,659
Less: Accumulated depreciation                       22,935             25,604
                                                   --------           --------
                                                     15,170             15,055

Rental machines                                       3,788              3,322
Less: Accumulated depreciation                        1,551              1,798
                                                   --------           --------
                                                      2,237              1,524

Total                                              $ 17,407           $ 16,579
                                                   --------           --------
                                                   --------           --------


                                         63.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
International Business Machines Corporation and Subsidiary Companies

E  Investments and Sundry Assets
                                                           At December 31:

(Dollars in millions)                                  1996               1995
Net investment in sales-type leases*               $ 13,345           $ 14,007
Less: Current portion - net                           5,721              5,961
                                                   --------           --------
                                                      7,624              8,046
Deferred taxes                                        3,246              3,376
Prepaid pension cost                                  3,324              2,535
Non-current customer loan receivables                 2,622              2,390
Installment payment receivables                         830                844
Investments in business alliances                       884                509
Goodwill, less accumulated amortization
  (1996, $ 1,300; 1995, $ 913)                        1,067                870
Other investments and sundry assets                   1,998              2,033
                                                   --------           --------
Total                                              $ 21,595           $ 20,603
                                                   --------           --------
                                                   --------           --------

*These leases relate principally to IBM equipment and are generally for terms ranging from three to five years. Net investment in sales-type leases includes unguaranteed residual values of approximately $471 million and $470 million at December 31, 1996 and 1995, respectively, and is reflected net of unearned income at these dates of approximately $2,000 million and $2,100 million, respectively. Scheduled maturities of minimum lease payments outstanding at December 31, 1996, expressed as a percentage of the total, are approximately as follows: 1997, 47 percent; 1998, 30 percent; 1999, 16 percent; 2000, 5 percent; and 2001 and beyond, 2 percent.

F  Debt

Short-term debt

                                                           At December 31:

(Dollars in millions)                                  1996               1995

Commercial paper                                   $  6,069           $  4,933
Short-term loans                                      3,966              3,755
Long-term debt: Current maturities                    2,922              2,881
                                                   --------           --------
Total                                              $ 12,957           $ 11,569
                                                   --------           --------
                                                   --------           --------


The weighted-average interest rates for commercial paper at December 31, 1996 and 1995, were approximately 5.6 percent and 5.7 percent, respectively.

The weighted-average interest rates for short-term loans at December 31, 1996 and 1995, were approximately 5.7 percent and 6.6 percent, respectively.

                                         64.

                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
            International Business Machines Corporation and Subsidiary Companies

Long-term debt
                                                            At December 31:
(Dollars in millions)                      Maturities      1996         1995

U.S. Dollars:
Debentures:
7%                                            2025      $    600      $   600
7%                                            2045           150          150
7-1/8%                                        2096           850            -
7-1/2%                                        2013           550          550
8-3/8%                                        2019           750          750
Notes:
5-1/2% to 7-1/2%                         1997-2002         3,025        3,025
7-1/2% to 9-1/2%                         1997-2000           174          186
Medium-term note program: 6.0% average   1997-2009         1,851        1,730
Other U.S. dollars: 5.9% to 8.9%         1997-2012           330          416
                                                        --------      -------
                                                           8,280        7,407
Other currencies (average interest rate
  at December 31, 1996, in parentheses):
Japanese yen (2.8%)                      1997-2014         4,028        4,149
Swiss francs                                  1996             -           43
Canadian dollars (11.0%)                 1997-1999             5          431
French francs (10.1%)                    1997-2002           282          358
Australian dollars (6.7%)                1997-1998            44          320
Other (11.6%)                            1996-2017           188          256
                                                        --------      -------
                                                          12,827       12,964
Less: Net unamortized discount                                33           23
                                                        --------      -------
                                                          12,794       12,941
Less: Current maturities                                   2,922        2,881
                                                        --------      -------
Total                                                   $  9,872      $10,060
                                                        --------      -------
                                                        --------      -------

Annual maturities in millions of dollars on long-term debt outstanding at December 31, 1996, are as follows: 1997, $2,922; 1998, $1,462; 1999, $1,469;
2000, $2,478; 2001, $386; 2002 and beyond, $4,110.

                                         65.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
International Business Machines Corporation and Subsidiary Companies

G     Taxes

(Dollars in millions)                                  1996     1995      1994

For the year ended December 31:
Earnings before income taxes:
U.S. operations                                    $  3,025  $  2,149   $  1,574
Non-U.S. operations                                   5,562     5,664      3,581
                                                   --------  --------   --------
                                                   $  8,587  $  7,813   $  5,155
                                                   --------  --------   --------
                                                   --------  --------   --------
The provision for income taxes by geographic
  operations is as follows:
U.S. operations                                    $  1,137  $  1,538   $    654
Non-U.S. operations                                   2,021     2,097      1,480
                                                   --------  --------   --------
Total provision for income taxes                   $  3,158  $  3,635   $  2,134
                                                   --------  --------   --------
                                                   --------  --------   --------
The components of the provision for income
  taxes by taxing jurisdiction are as follows:
U.S. federal:
Current                                            $    727  $     85   $     49
Deferred                                                 83     1,075         74
                                                   --------  --------   --------
                                                        810     1,160        123
U.S. state and local:
Current                                                 158        65         68
Deferred                                               (353)        -          -
                                                   --------  --------   --------
                                                       (195)       65         68
Non-U.S.:
Current                                               2,262     2,093      1,192
Deferred                                                281       317        751
                                                   --------  --------   --------
                                                      2,543     2,410      1,943
                                                   --------  --------   --------

Total provision for income taxes                      3,158     3,635      2,134
Social security, real estate, personal property
  and other taxes                                     2,584     2,566      2,465
                                                   --------  --------   --------
Total taxes                                        $  5,742  $  6,201   $  4,599
                                                   --------  --------   --------
                                                   --------  --------   --------

The effect of tax law changes on deferred tax assets and liabilities did not have a significant impact on the company's effective tax rate.


                                         66.

                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
            International Business Machines Corporation and Subsidiary Companies

The significant components of activities that gave rise to deferred tax assets and liabilities included on the balance sheet were as follows:

Deferred Tax Assets
                                             At December 31:
(Dollars in millions)                          1996       1995*

Employee benefits                          $  3,554   $  3,374
Capitalized research and development          1,478      1,772
Restructuring charges                         1,323      2,003
Asset impairments                             1,304      1,424
Alternative minimum tax credits               1,016        859
Deferred income                                 993        306
General business credits                        452        452
Foreign tax loss carryforwards                  368        303
Equity alliances                                340        407
Intracompany sales and services                 194        325
State and local tax loss carryforwards          166        236
Depreciation                                    123        172
Foreign tax credits                               -      1,183
Other                                         2,411      2,463
                                           --------   --------
Gross deferred tax assets                    13,722     15,279
Less: Valuation allowance                     2,239      3,868
                                           --------   --------
Net deferred tax assets                    $ 11,483   $ 11,411
                                           --------   --------
                                           --------   --------
Deferred Tax Liabilities
Sales-type leases                          $  3,126   $  2,898
Retirement benefits                           1,967      1,919
Depreciation                                  1,702      1,787
Software costs deferred                         648        967
Other                                         1,465      1,320
                                           --------   --------
Gross deferred tax liabilities             $  8,908   $  8,891
                                           --------   --------
                                           --------   --------

*Reclassified to conform to 1996 presentation.

The estimated reversal periods for the largest deductible temporary differences are: Employee benefits - 1 to 30 years; Capitalized research and development - 1 to 7 years; Restructuring - 1 to 5 years.

The valuation allowance applies to U.S. federal tax credits, state and local net deferred tax assets and net operating loss carryforwards, and net operating losses in certain foreign jurisdictions that may expire before the company can utilize them. The net change in the total valuation allowance for the year ended December 31, 1996, was principally due to the use of available foreign tax credits in conjunction with the repatriation of dividends from foreign subsidiaries and any resulting benefit in the current year was substantially reduced by the additional tax cost associated with the dividend repatriation. It is reasonably possible that the deferred tax asset valuation allowance could continue to decrease in the near term, depending on the company's ability to generate sufficient taxable income in multiple tax jurisdictions.


                                         67.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
International Business Machines Corporation and Subsidiary Companies

The consolidated effective income tax rate was 37 percent in 1996, 47 percent in 1995 and 41 percent in 1994.

A reconciliation of the company's effective tax rate to the statutory U.S. federal tax rate is as follows:

For the year ended December 31:                    1996      1995      1994

Statutory rate                                      35%       35%       35%
Foreign tax differential                             2         2         5
State and local                                      1         1         1
U.S. valuation allowance                            (6)       (2)        -
Other                                                3         2         -
                                                  ----      ----      ----
Effective rate before purchased in-process
   research and development                         35%       38%       41%
Purchased in-process research and development        2         9         -
                                                  ----      ----      ----
Effective rate                                      37%       47%       41%


For tax return purposes, the company has available tax credit carryforwards of approximately $ 1,673 million, of which $ 1,016 million have an indefinite carryforward period, $ 184 million expire in 1999 and the remainder thereafter. The company also has state and local and foreign tax loss carryforwards, the tax effect of which is $ 534 million. Most of these carryforwards have an indefinite carryforward period.

Undistributed earnings of non-U.S. subsidiaries included in consolidated retained earnings amounted to $ 12,111 million at December 31, 1996, $ 12,565 million at December 31, 1995 and $ 11,280 million at December 31, 1994. These earnings, which reflect full provision for non-U.S. income taxes, are indefinitely reinvested in non-U.S. operations or will be remitted substantially free of additional tax.

H Selling and Advertising

Selling and advertising expenses are charged against income as incurred. Advertising and promotional expense included in SG&A expense amounted to $ 1,569 million, $ 1,315 million and $ 977 million in 1996, 1995 and 1994, respectively.

I Research, Development and Engineering

Research, development and engineering expenses amounted to $ 4,654 million in 1996, $ 4,170 million in 1995 and $ 4,363 million in 1994. Expenditures for product-related engineering included in these amounts were $ 720 million, $ 783 million and $ 981 million in 1996, 1995 and 1994, respectively.

Expenditures of $ 3,934 million in 1996, $ 3,387 million in 1995 and $ 3,382 million in 1994 were made for research and development activities covering basic scientific research and the application of scientific advances to the development of new and improved products and their uses. Of these amounts, software-related activities were $ 1,726 million, $ 1,157 million and $ 793 million in 1996, 1995 and 1994, respectively.

Purchased in-process research and development was $ 435 million and $ 1,840 million, for 1996 and 1995, respectively.


                                         68.

                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
            International Business Machines Corporation and Subsidiary Companies

J Interest on Debt

Interest paid and accrued on borrowings of the company and its subsidiaries amounted to $ 1,565 million in 1996, $ 1,600 million in 1995 and $ 2,006 million in 1994. Of these amounts, $ 31 million in 1996, $ 23 million in 1995 and $ 20 million in 1994 were capitalized. The remainder was charged to cost of rentals and financing, and interest expense. The year-to-year decrease in interest expense was primarily a result of lower average interest rates which were 7.0 percent, 7.2 percent and 8.0 percent in 1996, 1995 and 1994, respectively.

K Other Liabilities and Environmental

Other liabilities consists principally of accruals for nonpension postretirement benefits for U.S. employees and indemnity and retirement plan reserves for non-U.S. employees. More detailed discussion of these liabilities appears in note R, "Nonpension Postretirement Benefits," on pages 78 and 79, and note Q, "Retirement Plans," on pages 76 through 78. In addition, accruals associated with prior year infrastructure reduction actions amounted to $ 2.8 billion at December 31, 1996.

In addition, the company continues to participate in environmental assessments and cleanups at a number of locations, including operating facilities, previously owned facilities and Superfund sites. The company accrues for all known environmental liabilities for remediation cost when a cleanup program becomes probable and costs can be reasonably estimated. Estimated environmental costs associated with post-closure activities, such as the removal and restoration of chemical storage facilities and monitoring, are accrued when the decision is made to close a facility. The amounts accrued, which do not reflect any insurance recoveries, were $ 244 million and $ 223 million at December 31, 1996 and 1995, respectively.

The amounts accrued do not cover sites that are in the preliminary stages of investigation where neither the company's percentage of responsibility nor the extent of cleanup required has been identified. Also excluded is the cost of internal environmental protection programs that are primarily preventive in nature. Estimated environmental costs are not expected to materially impact the financial position or results of the company's operations in future periods. However, environmental cleanup periods are protracted in length, and environmental costs in future periods are subject to changes in environmental remediation regulations.

L Contingencies

On February 25, 1993, a consolidated and amended class action complaint was filed against the company in the United States District Court for the Southern District of New York alleging violations of Section 12 of the Securities Act of 1933 and Section 10 of the Securities Exchange Act of 1934. The complaint alleges, among other matters, that the company disseminated false and misleading statements concerning its financial condition and dividends during certain periods of 1992, as a result of which plaintiffs were injured in connection with their purchases of IBM stock during the period of September 30, 1992, through December 14, 1992. The plaintiffs seek money damages. On February 3, 1997, Judge Jed S. Rakoff issued an order granting the company's motion for summary judgment in this case in its entirety. The company does not believe that the ultimate outcome of this matter will have a material effect on its results of operations or its financial position.


                                         69.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
International Business Machines Corporation and Subsidiary Companies

M Customer Financing

The primary focus of IBM's worldwide customer financing offerings is to support customers in their acquisitions of the company's products and services. This support is provided both by IBM and through its financing subsidiaries, the results of which are presented in this note in a consistent manner.

The following schedules reflect the financial position, net earnings and cash flows for customer financing in comparison to the company's consolidated results with customer financing results reflected on an equity basis. This involves presenting within a single line item the investment and related return from customer financing as reflected in the company's consolidated financial statements. For the statement of financial position, customer financing's assets net of related liabilities, and after elimination of applic able intracompany transactions, are shown separately as a single line item, Investment in customer financing. Eliminations primarily pertain to internal mark-ups to fair value on equipment held on operating leases. With respect to the statement of earnings, net earnings for customer financing before applicable taxes and after elimination of related intracompany transactions, are included in the line description, Other income. The provision for income taxes for customer financing is based on the statutory income tax rate of each country, calculated on a separate return basis. For the statement of cash flows, certain cash flow activities are reclassified to be consistent with the classification of such activities reflected in the company's Consolidated Statement of Cash Flows. Such reclassifications primarily pertain to cash flow activity related to financing receivables.

Because customer financing is different in nature from the company's manufacturing, development and services businesses, management believes that the aforementioned type of comparative disclosure enhances the understanding and analysis of the consolidated financial statements.


                                         70.

                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
            International Business Machines Corporation and Subsidiary Companies

Statement of Financial Position

                                                                   IBM with
At December 31:                                               Customer Financing
                                      Customer Financing      on an Equity Basis

(Dollars in millions)                     1996     1995*       1996        1995*

Assets:
Cash and cash equivalents             $  1,433   $   808    $  6,254    $  6,451
Notes and accounts receivable                -         -      10,063      10,981
Net investment in capital leases        13,430    14,096           -           -
Working capital financing receivables    4,030     3,886           -           -
Loans receivable                         6,428     5,481           -           -
Inventories                                 98        87       5,788       6,252
Plant, rental machines and other
  property, net of accum. depreciation   3,988     2,924      15,229      15,101
Other assets                             2,386     1,564      15,010      14,501
Investment in customer financing             -         -       5,613       4,768
                                      --------   -------    --------    --------
Total assets                          $ 31,793   $28,846    $ 57,957    $ 58,054
                                      --------   -------    --------    --------
                                      --------   -------    --------    --------
Liabilities and stockholders' equity:
Taxes, accrued expenses and
  other liabilities                   $  7,915   $ 5,992    $ 34,127    $ 33,724
Debt                                    20,627    19,722       2,202       1,907
                                      --------   -------    --------    --------
Total liabilities                       28,542    25,714      36,329      35,631
Stockholders' equity/invested capital    3,251     3,132      21,628      22,423
                                      --------   -------    --------    --------
Total liabilities and
  stockholders' equity                $ 31,793   $28,846    $ 57,957    $ 58,054
                                      --------   -------    --------    --------
                                      --------   -------    --------    --------

*Reclassified to conform to 1996 presentation.


Statement of Earnings

                                                                        IBM with
For the year ended December 31:        Customer Financing          Customer Financing
                                                                   on an Equity Basis
(Dollars in millions)               1996      1995      1994      1996     1995      1994
Finance and other income:
Finance income                   $ 2,048   $ 2,110   $ 2,026   $     -  $     -   $     -
Rental income, net                   509       415       338       590      469       589
Sales                                809     1,001     1,160    71,798   67,588    59,991
Other income                         320       367       933     1,381    1,473     1,423
                                 -------   -------   -------   -------  -------   -------
Total finance and other income     3,686     3,893     4,457    73,769   69,530    62,003
Interest and other costs and
  expenses                         2,426     2,782     3,245    65,182   61,717    56,848
                                 -------   -------   -------   -------  -------   -------
Net earnings before
  income taxes                     1,260     1,111     1,212     8,587    7,813     5,155
Provision for income taxes           531       428       505     3,158    3,635     2,134
                                 -------   -------   -------   -------  -------   -------
Net earnings                     $   729  $    683   $   707   $ 5,429  $ 4,178   $ 3,021
                                 -------   -------   -------   -------  -------   -------
                                 -------   -------   -------   -------  -------   -------

                                         71.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
International Business Machines Corporation and Subsidiary Companies

Statement of Cash Flows

For the year ended December 31:                                               IBM with
                                                                         Customer Financing
                                            Customer Financing           on an Equity Basis

(Dollars in millions)                    1996       1995      1994      1996      1995      1994
Net cash provided from
  operating activities                $ 5,314    $ 3,712   $ 2,669   $ 8,217   $ 9,250   $ 8,393
Net cash used in
  investing activities                 (5,544)    (3,968)     (249)   (3,435)   (3,338)   (2,446)
Net cash provided from (used in)
  financing activities                    872       (198)   (3,294)   (4,824)   (6,186)   (3,118)
Effect of exchange rate changes
  on cash and cash equivalents            (17)       (42)       82      (155)      107        24
                                      -------    -------   -------   -------   -------   -------
Net change in cash and cash
  equivalents                             625       (496)     (792)     (197)     (167)    2,853
Cash and cash equivalents at
  January 1                               808      1,304     2,096     6,451     6,618     3,765
                                      -------    -------   -------   -------   -------   -------

Cash and cash equivalents at
  December 31                         $ 1,433    $   808   $ 1,304   $ 6,254   $ 6,451   $ 6,618
                                      -------    -------   -------   -------   -------   -------
                                      -------    -------   -------   -------   -------   -------


Customer financing debt at December 31, 1996, consisted of borrowings with external financial institutions of $ 14,127 million and intracompany borrowings of $ 6,500 million. Intracompany borrowings are made pursuant to loan agreements between the parties at interest rates approximating market rates.

Customer financing earnings yielded a return on average invested capital of
22.7 percent in 1996, compared to 22.6 percent in 1995. Included within these results are intracompany services and fees received for tax benefits provided to the company resulting from tax deferrals generated by financing transactions. Such fees are eliminated from the Consolidated Statement of Earnings. The 1994 earnings included income resulting from IBM Credit Corporation's litigation settlement with Comdisco, Inc., and from IBM Credit Corporation's sale of IBM Credit Investment Management Corporation.

                                         72.

                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
            International Business Machines Corporation and Subsidiary Companies

N Rental Expense and Lease Commitments

Rental expense, including amounts charged to inventories and fixed assets and excluding amounts previously reserved, was $ 1,210 million in 1996, $ 1,145 million in 1995 and $ 1,276 million in 1994. The table below depicts gross minimum rental commitments under non-cancelable leases, amounts related to vacant space which the company had previously reserved and sublease income commitments. These amounts generally reflect activities related to office space.

                                                                        Beyond
(Dollars in millions)         1997      1998    1999    2000    2001      2001

Gross rental commitments   $ 1,129   $ 1,005   $ 888   $ 761   $ 580   $ 1,722
Vacant space                   322       283     231     215     167       438
Sublease income commitments    119       110      96      84      66       129

O Stock-Based Compensation Plans

The company applies Accounting Principles Board (APB) Opinion 25, "Accounting for Stock Issued to Employees," and related Interpretations in accounting for its stock-based compensation plans. A description of the terms of the company's stock-based compensation plans follows:

Long-Term Performance Plan

Incentive awards are provided to officers and other key employees under the terms of the IBM 1994 Long-Term Performance Plan (the "Plan"), which was approved by stockholders in April 1994. The Plan is administered by the Executive Compensation and Management Resources Committee of the Board of Directors. The committee determines the type and terms of the award to be granted, including vesting provisions. Awards may include stock options, stock appreciation rights (SARs), restricted stock, cash, stock or any combination thereof. The number of shares that may be issued under the Plan for awards granted wholly or partly in stock during the five-year term of the Plan is 29.1 million, which approximated 5 percent of the outstanding common stock as determined on February 10, 1994. Prior to April 25, 1994, awards were issued under the IBM 1989 Long-Term Performance Plan. There were approximately 13.0 million, 21.0 million and 27.8 million unused shares available for granting under the 1994 Long-Term Performance Plan as of December 31, 1996, 1995 and 1994, respectively.

Awards under the Plan resulted in compensation expense of $ 203.9 million, $
106.3 million and $ 139.1 million, that was included in net earnings before income taxes, in 1996, 1995 and 1994, respectively. Such awards include those that settle in cash, such as SARs, and restricted stock grants.


                                         73.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
International Business Machines Corporation and Subsidiary Companies

Stock Option Grants

Stock options granted under the Plan allow the purchase of IBM's common stock at 100 percent of the market price on the date of grant and typically expire 10 years from the date of grant. The following table summarizes option activity of the Plan during 1996, 1995 and 1994:

                                    1996                     1995                     1994

                        Wtd. Avg.                 Wtd. Avg.                Wtd. Avg.
                         Exercise   No. of Shares  Exercise  No. of Shares  Exercise  No. of Shares
                            Price    under Option     Price   under Option     Price   under Option
Balance at January 1        $  78     34,282,903     $  68     34,063,317      $  83     29,260,724
Options granted               126      7,679,529        77      6,468,702         54      6,863,219
Options exercised              71     (9,651,311)       51     (3,695,789)        44       (235,044)
Options terminated            121     (1,593,460)      103     (2,553,327)        91     (1,825,582)
                            -----     ----------     -----     ----------      -----     ----------
Balance at December 31      $  88     30,717,661     $  78     34,282,903      $  68     34,063,317
                            -----     ----------     -----     ----------      -----     ----------
                            -----     ----------     -----     ----------      -----     ----------

Exercisable at December 31  $  83     15,301,922     $  91     19,176,410      $ 103     16,666,537
                            -----     ----------     -----     ----------      -----     ----------
                            -----     ----------     -----     ----------      -----     ----------

The shares under option at December 31, 1996, were at the following exercise prices:

                                                                                    Options
                                     Options Outstanding                     Currently Exercisable

                                       Wtd. Avg.      Wtd. Avg.                       Wtd. Avg.
                                No. of  Exercise     Contractual                No. of  Exercise
Exercise Price Range           Options     Price  Life (in years)              Options     Price
$43 - 99                    18,570,322     $  64               7            10,678,111    $   65
$100 - 139                  11,398,198       122               7             3,890,671       117
$140 & over                    749,141       160               2               733,140       160
                            ----------                                      ----------
                            30,717,661                                      15,301,922
                            ----------                                      ----------
                            ----------                                      ----------

IBM Employees Stock Purchase Plan

The IBM Employees Stock Purchase Plan (ESPP) enables substantially all regular employees to purchase full or fractional shares of IBM common stock through payroll deductions of up to 10 percent of eligible compensation. The price an employee pays is 85 percent of the average market price on the last day of an applicable pay period.

During 1996, 1995 and 1994, employees purchased 3,230,928; 4,479,340 and
6,576,030 shares, all of which were treasury shares, for which $ 324 million, $ 344 million and $ 350 million was paid to IBM, respectively.

There were approximately 20.1 million, 23.3 million and 15.1 million reserved unissued shares available for purchase, as previously approved by stockholders, at December 31, 1996, 1995 and 1994, respectively.


                                         74.

                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
            International Business Machines Corporation and Subsidiary Companies

Pro Forma Disclosure

In applying APB Opinion 25, no expense was recognized for stock options granted under the Plan and for employee stock purchases under the ESPP. Beginning in 1995, SFAS 123, "Accounting for Stock-Based Compensation," required that a fair market value of all awards of stock-based compensation be determined using standard techniques and that pro forma net earnings and earnings per share be disclosed as if the resulting stock-based compensation amounts were recorded in the Consolidated Statement of Earnings as follows:

                                                              1996                       1995
(Dollars in millions except per share amounts)     As reported    Pro forma   As reported    Pro forma
Net earnings applicable to common shareholders         $ 5,409      $ 5,267       $ 4,116      $ 4,020
Net earnings per share of common stock                 $ 10.24      $  9.97       $  7.23      $  7.06

The above pro forma amounts, for purposes of SFAS 123, reflect the portion of the estimated fair value of awards earned in 1996 and 1995. The aggregate fair value of awards granted is earned ratably over the vesting or service period and is greater than that included in the pro forma amounts.

The company used the Black-Scholes model to value the stock options granted in 1996 and 1995. The weighted average assumptions used to estimate the value of the options included in the pro forma amounts, and the weighted average estimated fair value of an option granted are as follows:

                                              1996           1995

Term (years)*                                  5/6            5/6
Volatility**                                  22.0%          21.0%
Risk-free interest rate (zero coupon
  U.S. Treasury note)                          6.0%           7.0%
Dividend yield                                 1.2%           2.0%


Weighted average fair value                   $ 40           $ 23

*Option term is based on tax incentive options (5 years) and non-tax incentive options (6 years).

**To determine volatility the company measured the daily price changes of the stock over the most recent 5 and 6 year periods.

P Stock Repurchases

In 1996 and 1995, the Board of Directors authorized the company to purchase up to $ 13.5 billion of IBM common stock. During 1996 and 1995, the company repurchased 49,465,200 common shares at a cost of $ 5,810 million and 50,906,300 common shares at a cost of $ 4,864 million, respectively. The repurchases resulted in a reduction of $ 61,831,500 and $ 63,632,875 in the stated capital (par value) associated with common stock in 1996 and 1995, respectively. The repurchased shares were retired and restored to the status of authorized but unissued shares. At December 31, 1996, approximately $ 2.8 billion of Board authorized repurchases remained. The company plans to purchase shares on the open market from time to time, depending on market conditions.

During 1995, the IBM Board of Directors authorized the company to purchase all of its outstanding Series A 7 1/2 percent preferred stock depositary shares. The company repurchased 8,534,289 shares at a cost of $ 870 million during 1995, which resulted in a reduction of $ 85,343 in the stated capital (par value) associated with preferred stock. The repurchased shares were retired and restored to the status of authorized but unissued shares. No shares were repurchased in 1996. The company plans to purchase remaining shares on the open market and in private transactions from time to time, depending on market conditions.

                                         75.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
International Business Machines Corporation and Subsidiary Companies

Q  Retirement Plans

The company and its subsidiaries have defined benefit and defined contribution retirement plans covering substantially all regular employees. The cost of the defined contribution plans was not material. The aggregate worldwide cost of the defined benefit plans for 1996, 1995 and 1994 was $
(137) million, $ 165 million and $ 678 million, respectively, as follows:

Net Periodic Pension Cost
                                                  U.S. Plan                     Non-U.S. Plans

                                         1996       1995       1994      1996          1995       1994
Expected long-term rate of
  return on plan assets                  9.25%      9.25%      9.5%    6.5-10%      6.25-10%     5.5-9%
(Dollars in millions)
Service cost                          $   412    $   315    $   542   $   378     $     386    $   467
Interest cost on the projected
  benefit obligation                    2,125      2,098      2,033     1,292         1,325      1,107
Return on plan assets:
  Actual                               (4,849)    (5,500)       327    (2,543)       (1,848)       329
  Deferred                              2,148      2,958     (2,826)    1,075           403     (1,540)
Net amortizations                        (121)      (123)       (65)       28            12         19
Settlement (gains)/curtailment losses       -          -          -      (102)          128        269
                                      -------    -------    -------   -------     ---------    -------
Net periodic pension cost             $  (285)   $  (252)   $    11   $   128     $     406    $   651
                                      -------    -------    -------   -------     ---------    -------
                                      -------    -------    -------   -------     ---------    -------
Total net periodic pension
  cost for all non-U.S. plans                                         $   148     $     417    $   667
                                                                      -------     ---------    -------
                                                                      -------     ---------    -------

Net periodic pension cost is determined using the Projected Unit Credit actuarial method. Settlement gains in 1996 reflect principally the transfer of assets to defined contribution plans upon election by the employees in certain countries. Curtailment losses in 1995 and 1994 resulted from the significant reductions in the expected years of future service caused by termination programs and represent the immediate recognition of associated prior service cost and a portion of previously unrecognized actuarial losses.

In 1994, the company introduced a non-qualified U.S. Supplemental Executive Retirement Plan (SERP) effective January 1, 1995, which will be phased in over three years. The SERP, which is unfunded, provides eligible executives defined pension benefits outside the IBM Retirement Plan, based on average earnings, years of service and age at retirement. At December 31, 1996 and 199 5, the projected benefit obligation was $ 93 million and $ 82 million, respectively. The net unrecognized costs of the SERP were $ 57 million and $ 64 million, and the amounts included in the Consolidated Statement of Financial Position were pension liabilities of $ 36 million and $ 18 million as of December 31, 1996 and 1995, respectively. These amounts are in addition to the U.S. retirement plan financial information included herein.


                                         76.

                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
            International Business Machines Corporation and Subsidiary Companies

The table below provides information on the status of the U.S. and material non-U.S. defined benefit retirement plans:


Funded Status

                                                           U.S. Plan           Non-U.S. Plans

                                                       1996         1995        1996        1995
Assumptions:
  Discount rate                                        7.75%        7.25%    4.5-8.5%    4.5-9.0%
  Long-term rate of
    compensation increase                                 5%           5%    2.3-6.5%    1.5-6.5%
(Dollars in millions)
Actuarial present value of benefit obligations:
  Vested benefit obligation                       $ (26,355)   $ (26,413)  $ (17,380)  $ (17,788)
  Accumulated benefit obligation                  $ (27,698)   $ (28,070)  $ (18,273)  $ (18,771)

  Projected benefit obligation                    $ (29,729)   $ (30,235)  $ (19,739)  $ (20,294)
Plan assets at fair value                            34,281       31,209      20,808      19,693
                                                  ---------    ---------   ---------   ---------
Projected benefit obligation less
  than (in excess of) plan assets                     4,552          974       1,069        (601)
Unrecognized net (gain) loss                         (1,421)       1,976      (1,539)       (436)
Unrecognized prior service cost                         193          230         248         267
Unrecognized net asset established
  at January 1, 1986                                 (1,052)      (1,193)       (110)       (143)
                                                  ---------    ---------   ---------   ---------
Prepaid pension cost (pension liability)
  recognized in the Consolidated
  Statement of Financial Position                 $   2,272    $   1,987   $    (332)  $    (913)
                                                  ---------    ---------   ---------   ---------
                                                  ---------    ---------   ---------   ---------

The U.S. plan's projected benefit obligation decreased in 1996 primarily as a result of a change in the discount rate assumption, as required under SFAS 87, "Employers' Accounting for Pensions," which decreased the projected benefit obligation by approximately $ 1,700 million. The effect on the company's results of operations and financial position from changes in the estimates and assumptions used in computing pension expense and prepaid pension cost or pension liability is mitigated by the delayed recognition provisions of SFAS 87 with the exception of the effects of settlement gains, curtailment losses and early terminations, which are recognized immediately.

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


                                         77.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
International Business Machines Corporation and Subsidiary Companies

U.S. Plan: U.S. regular, full-time and part-time employees are covered by a noncontributory plan which is funded by company contributions to an irrevocable trust fund, which is held for the sole benefit of employees. In 1994, the company announced major changes to the plan that took effect in 1995. Under a new formula, which is being phased in over five years, retirement benefits will be determined based on points accumulated for each year worked and final average compensation period. To preserve benefits of employees close to retirement, service and earnings credit will continue to accrue under the prior formula through the year 2000, and upon retirement, these employees will receive the benefit from either the new or prior formulas, whichever is higher. Benefits become vested upon the completion of five years of service. The number of individuals receiving benefits at December 31, 1996 and 1995, was 101,293 and 92,133, respectively.

Non-U.S. Plans: Most subsidiaries and branches outside the U.S. have retirement plans covering substantially all regular employees, under which funds are deposited under various fiduciary-type arrangements, annuities are purchased under group contracts or reserves are provided. Retirement benefits are based on years of service and the employee's compensation, generally during a fixed number of years immediately prior to retirement. The ranges of assumptions used for the non-U.S. plans reflect the different economic environ-ments within various countries.

R Nonpension Postretirement Benefits

The company and its U.S. subsidiaries have defined benefit postretirement plans that provide medical, dental and life insurance for retirees and eligible dependents. Plan cost maximums for those who retired prior to January 1, 1992, will take effect beginning with the year 2001. Plan cost maximums for all other employees take effect upon retirement.

The table below provides information on the status of the U.S. plans:
Funded Status

                                                           1996         1995

Assumed discount rate                                      7.75%       7.25%

(Dollars in millions)

Accumulated postretirement benefit obligation:
  Retirees                                             $ (5,454)   $ (5,661)
  Fully eligible active plan participants                  (512)       (704)
  Other active plan participants                           (487)       (653)
                                                       --------    --------
  Total                                                  (6,453)     (7,018)
Plan assets at fair value                                   559         886
                                                       --------    --------
Accumulated postretirement benefit obligation in
  excess of plan assets                                  (5,894)     (6,132)
Unrecognized net loss                                       378         718
Unrecognized prior service cost                            (902)       (660)
                                                       --------    --------
Accrued postretirement benefit cost recognized
  in the Consolidated Statement of Financial Position  $ (6,418)   $ (6,074)
                                                       --------    --------
                                                       --------    --------

The accumulated postretirement benefit obligation was determined by application of the terms of medical, dental and life insurance plans, including the effects of established maximums on covered costs, together with relevant actuarial assumptions. These actuarial assumptions included a projected healthcare cost trend rate of 6 percent. In 1996, the accumulated postretirement benefit obligation decreased by $ 565 million primarily from the change, as required by SFAS 106, "Employers' Accounting for Postretirement Benefits Other than Pensions," in the assumed discount rate.


                                         78.

                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
            International Business Machines Corporation and Subsidiary Companies

The effect of a 1 percent annual increase in the assumed healthcare cost trend rate would increase the accumulated postretirement benefit obligation at December 31, 1996, by approximately $ 27 million; the 1996 annual costs would not be materially affected.

It is the company's practice to fund amounts for postretirement benefits with an independent trustee, as deemed appropriate from time to time. The plan assets include various domestic fixed income securities. The accounting for the plan is based on the written plan.

Net periodic postretirement benefit cost for U.S. retirees for the years ended December 31 included the following components:

                                                   1996     1995     1994

Expected long-term rate of return on plan assets   9.25%    9.25%     9.5%

(Dollars in millions)

Service cost                                     $   43   $   40   $   51
Interest cost on the accumulated
      postretirement benefit obligation             478      520      512
Actual return on plan assets                        (68)    (198)      22
Net amortizations and deferrals                     (87)      (7)    (163)
                                                 ------   ------   ------
Net periodic postretirement benefit cost         $  366   $  355   $  422
                                                 ------   ------   ------
                                                 ------   ------   ------

Certain of the company's non-U.S. subsidiaries have similar plans for retirees. However, most retirees outside the United States are covered by government-sponsored and administered programs, and the obligations and cost of these programs are not significant to the company.

S  Lines of Credit

The company maintains a $ 10.0 billion committed global credit facility. Unused committed lines of credit from this global facility and other existing committed and uncommitted lines of credit at December 31, 1996, were $ 13.9 billion, compared to $ 14.6 billion at December 31, 1995. Interest rates on borrowings vary from country to country depending on local market conditions.


                                         79.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
International Business Machines Corporation and Subsidiary Companies

T  Sale and Securitization of Receivables

At year-end 1996, the company had a net balance of $ 1.1 billion in assets under management from the securitization of loans, leases and trade receivables, compared to $ 1.2 billion at year-end 1995. The company received total cash proceeds of approximately $ 4.0 billion and $ 3.4 billion in 1996 and 1995, respectively, from the sale and securitization of these receivables and assets. No material gain or loss resulted from these transactions. Recourse amounts associated with the aforementioned sales and securitization activities are expected to be minimal, and adequate reserves are in place to cover potential losses.

U  Financial Instruments

The following presents information on certain significant on- and off-balance sheet financial instruments, including derivatives.

Financial Instruments On-Balance Sheet (excluding derivatives)

Financial assets with carrying values approximating fair value include cash and cash equivalents, marketable securities, notes and other accounts receivable and other investments. Financial liabilities with carrying values approximating fair value include accounts payable and other accrued expenses and liabilities, as well as short-term and long-term debt.

The following table summarizes the company's marketable securities and other investments, all of which were considered available for sale.

Marketable securities and other investments

At December 31:

Carrying Value

(Dollars in millions)                                   1996      1995

Current marketable securities:
U.S. government securities                            $  108    $  222
Time deposits and other bank obligations                 283        93
Non-U.S. government securities and
  other fixed-term obligations                            59       127
                                                      ------    ------
Total                                                 $  450    $  442
                                                      ------    ------
                                                      ------    ------
Non-current marketable securities:*
U.S. government securities                            $   99    $    -
Time deposits and other bank obligations                 127        97
Non-U.S. government securities and
  other fixed-term obligations                           155        72
                                                      ------    ------
Total                                                 $  381    $  169
                                                      ------    ------
                                                      ------    ------
Other investments:*
Alliance investments on cost method                   $  320    $  128
                                                      ------    ------
                                                      ------    ------

*Included within Investments and sundry assets on the Consolidated Statement of Financial Position.


                                         80.

                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
            International Business Machines Corporation and Subsidiary Companies

Financial Instruments Off-Balance Sheet (excluding derivatives)

IBM has guaranteed certain loans and financial commitments of affiliates. The fair market values of these financial guarantees were $ 787 million and $ 794 million at December 31, 1996 and 1995, respectively. Additionally, the company is contingently liable for commitments of various ventures to which it is a party, certain receivables sold with recourse and other contracts. These commitments, which in the aggregate were approximately $ 400 million and $ 200 million at December 31, 1996 and 1995, respectively, are not expected to have a material adverse effect on the company's financial position or results of operations.

The company's dealers had unused lines of credit available from IBM for working capital financing of approximately $ 2.1 billion and $ 1.0 billion at December 31, 1996 and 1995, respectively.

Derivative Financial Instruments

The following table summarizes the notional value, carrying value and fair value of the company's derivative financial instruments on and off the balance sheet. The notional value at year end provides an indication of the extent of the company's involvement in such instruments, but does not represent exposure to market risk.

                             At December 31, 1996       At December 31, 1995

                       Notiona  Carrying    Fair     Notional  Carrying     Fair
(Dollars in millions)    Value     Value   Value*       Value     Value    Value*
Interest rate and
  currency contracts  $  18,700   $ (70)  $ (117)   $  13,600   $  (88)   $  (161)
Option contracts         10,100      92       81        4,800       18         41
                      ---------   -----   ------    ---------   ------    -------
Total                 $  28,800   $  22   $  (36)   $  18,400   $  (70)   $  (120)
                      ---------   -----   ------    ---------   ------    -------
                      ---------   -----   ------    ---------   ------    -------

Bracketed amounts are liabilities.

*The estimated fair value of derivatives both on- and off-balance sheet at December 31, 1996 and 1995, consists of assets of $258 million and $153 million and liabilities of $294 million and $273 million, respectively.

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

Interest and currency rate differentials accruing under interest rate and currency swap contracts related to the customer financing business are recognized over the life of the contracts in interest expense, and the effects of contracts related to intracompany funding are recognized over the life of the contract in interest income. When the terms of the underwriting instrument are modified, or if it ceases to exist for whatever reason, all changes in fair value of the swap contracts are recognized in income each period until they mature.


                                         81.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
International Business Machines Corporation and Subsidiary Companies

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

For purchased options that hedge anticipated transactions, gains and losses are deferred and recognized in other income in the same period that the underlying transaction occurs, expires or is otherwise terminated. At December 31, 1996 and 1995, there were no material deferred gains or losses. The premiums associated with entering into option contracts are generally amortized over the life of the options and are not material to the company's results. Unamortized premiums are included in prepaid assets. All written options are marked to market monthly and are not material to the company's results.

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

V Subsequent Event

On January 28, 1997, the IBM Board of Directors declared a two-for-one common stock split, subject to the approval of stockholders of an increase in the number of common shares authorized from 750 million to 1,875 million.

The record date for the split is currently expected to be on or after May 9, 1997, with distribution of the split shares to follow on or after May 27, 1997.

W Segment Information

IBM is in the business of providing customer solutions through the use of advanced information technologies. The company operates primarily in the single industry segment that creates value by offering a variety of solutions that include, either singularly or in some combination, services, software, systems, products, financing and technologies. The schedule on page 83 shows revenue by classes of similar products or services. Financial information by geographic area is summarized in note X, "Geographic Areas," on pages 84 and 85.

For purposes of classifying similar information technology products, general purpose computer systems that operate on a large class of applications are classified as processor servers when the systems are simultaneously used by multiple users at one time, or as clients when the systems are used by one user at a time. Servers include the System/390, AS/400, RISC System/6000 and personal computer server products. Personal systems clients include personal computers and RISC System/6000 client products. Other clients include display-based terminals and consumer and financial systems. Storage consists of externally attached direct access storage devices, tape storage devices and HDD storage files sold to external customers. Other peripherals consists of advanced function printers and telecommunication devices. OEM hardware consists primarily of revenue from the sale of semiconductors.



                                         82.

                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
            International Business Machines Corporation and Subsidiary Companies

These hardware classes of products represent groupings that perform similar functions, as opposed to the complete spectrum of products associated with IBM's product divisions. Accordingly, they do not represent the full range of any division's offerings, which could include related peripherals, software and maintenance.

Services represents a wide range of service offerings including consulting, education, systems integration design and development, managed operations of systems and networks and availability services. Software includes applications and systems software for both host and distributed systems. Maintenance consists of separately billed charges for maintenance. Financing and other is composed primarily of financing revenue and products and supplies not otherwise classified.

Some products logically fit in more than one class and are assigned to a specific class based on a variety of factors. Over time, products tend to overlap, merge into or split from existing classes as a result of changing technologies, market perceptions and/or customer use. For example, market demand may create requirements for technological enhancements to permit a peripheral product to be functionally integrated with a display, a telecommunication device and a processor to form a workstation. Such interchan geability and technological progress tend to make year-to-year comparisons less valid than they would be in an industry less subject to rapid change.

Revenue by Classes of Similar Products or Services

                                            Consolidated                   U.S. Only

(Dollars in millions)                1996       1995*      1994*     1996      1995*     1994*
Information technology:
Processors:
      Servers**                  $ 12,421   $ 12,597   $ 11,553   $ 4,365   $ 4,464   $ 3,958
Clients:
      Personal systems**           12,747     11,199      9,731     5,090     4,401     4,046
      Other clients**               1,178      1,478      1,538       429       480       463
Peripherals:
      Storage**                     4,632      4,828      4,608     2,390     1,970     1,767
      Other peripherals**           2,304      2,085      2,006       860       764       810
OEMhardware                         2,697      2,968      2,191     1,738     1,975     1,285
Services                           15,873     12,714      9,715     6,129     4,606     3,709
Software                           13,052     12,657     11,346     4,377     4,117     3,926
Maintenance                         6,981      7,409      7,222     2,525     2,618     2,648
Financing and other                 4,062      4,005      4,142     1,492     1,394     1,506
                                 --------   --------   --------   -------   -------   -------
Total                            $ 75,947   $ 71,940   $ 64,052   $29,395   $26,789   $24,118
                                 --------   --------   --------   -------   -------   -------
                                 --------   --------   --------   -------   -------   -------

**Reclassified to conform to 1996 presentation.

**Hardware only, includes applicable rental revenue, excludes functions not embedded, software and maintenance.


                                         83.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
International Business Machines Corporation and Subsidiary Companies

X Geographic Areas

Sales and services in the United States and Canada are managed as a single enterprise. However, in compliance with SFAS 14, "Financial Reporting for Segments of a Business Enterprise," the United States is reported as a separate geographic area. Canadian operations are included in the "Americas" area.

Non-U.S. subsidiaries operating in local currency environments account for approximately 84 percent of the company's non-U.S. revenue. The remaining 16 percent is from subsidiaries and branches operating in U.S. dollars or in highly inflationary environments.

In the Europe/Middle East/Africa area, European operations accounted for approximately 95 percent of revenue in 1996, 1995 and 1994.

Interarea transfers consist principally of completed machines, subassemblies and parts and software. Machines, subassemblies and parts are generally transferred at an intracompany selling price. Software transfers represent license fees paid by non-U.S. subsidiaries. The intracompany selling price that relates to fixed asset transfers is capitalized and depreciated by the importing area.


                                         84.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
International Business Machines Corporation and Subsidiary Companies

(Dollars in millions)      1996     1995      1994

United States

Revenue - Customers           $ 29,395   $ 26,789   $ 24,118
Interarea transfers             10,196     10,553      6,336
                              --------   --------   --------
Total                         $ 39,592   $ 37,342   $ 30,454
Net earnings                     1,782        599        969
Assets at December 31           39,724     38,584     37,156

Europe/Middle East/Africa

Revenue - Customers           $ 25,280   $ 25,238   $ 23,034
Interarea transfers              2,455      2,530      1,787
                              --------   --------   --------
Total                         $ 27,735   $ 27,768   $ 24,821
Net earnings                     1,474      2,271      1,086
Assets at December 31           21,732     24,066     25,816

Asia Pacific

Revenue - Customers           $ 14,752   $ 13,892   $ 11,365
Interarea transfers              2,781      2,698      1,876
                              --------   --------   --------
Total                         $ 17,533   $ 16,590   $ 13,241
Net earnings                     1,466      1,098        567
Assets at December 31           12,152     12,789     12,619

Americas

Revenue - Customers           $  6,520   $  6,021   $  5,535
Interarea transfers              5,123      5,333      4,257
                              --------   --------   --------
Total                         $ 11,643   $ 11,354   $  9,792
Net earnings                       578        324        498
Assets at December 31            8,123      7,530      7,783

Eliminations

Revenue                       $(20,556)  $(21,114)  $(14,256)
Net earnings                       129       (114)       (99)
Assets                            (599)    (2,677)    (2,283)

Consolidated
Revenue                       $ 75,947   $ 71,940   $ 64,052
Net earnings                     5,429      4,178      3,021
Assets at December 31           81,132     80,292     81,091
                              --------   --------   --------
                              --------   --------   --------


                                         85.

International Business Machines Corporation and Subsidiary Companies

Five-Year Comparison of Selected Financial Data

(Dollars in millions except per share amounts)  1996       1995       1994       1993       1992
For the year:
Revenue                                     $ 75,947   $ 71,940   $ 64,052   $ 62,716   $ 64,523
Net earnings (loss) before
      changes in accounting principles         5,429      4,178      3,021     (7,987)    (6,865)
      Per share of common stock                10.24       7.23       5.02     (14.02)    (12.03)
Effect of accounting changes*                      -          -          -       (114)     1,900
      Per share of common stock                    -          -          -       (.20)      3.33
Net earnings (loss)                            5,429      4,178      3,021     (8,101)    (4,965)
      Per share of common stock                10.24       7.23       5.02     (14.22)     (8.70)
Cash dividends paid on common stock              686        572        585        905      2,765
      Per share of common stock                 1.30       1.00       1.00       1.58       4.84
Investment in plant, rental machines
      and other property                       5,883      4,744      3,078      3,232      4,698
Return on stockholders' equity                  24.8%      18.5%      14.3%         -          -

At end of year:
Total assets                                $ 81,132   $ 80,292   $ 81,091   $ 81,113   $ 86,705
Net investment in plant, rental machines
      and other property                      17,407     16,579     16,664     17,521     21,595
Working capital                                6,695      9,043     12,112      6,052      2,955
Total debt                                    22,829     21,629     22,118     27,342     29,320
Stockholders' equity                          21,628     22,423     23,413     19,738     27,624

*1993, postemployment benefits; 1992, income taxes.

Selected Quarterly Data

(Dollars in millions except per share and stock prices)

                                         Net Per Share Common Stock
                              Gross Earnings  Earnings                Stock Prices**
                  Revenue    Profit   (Loss)    (Loss)  Dividends     High        Low
1996
First quarter    $ 16,559  $  6,769  $   774  $  1.41   $  .25    $ 128.88    $  83.13
Second quarter     18,183     7,191    1,347     2.51      .35      120.88       96.13
Third quarter      18,062     7,258    1,285     2.45      .35      127.88       89.13
Fourth quarter     23,143     9,321    2,023     3.93      .35      166.00      123.13
                 --------  --------  -------  -------   ------
Total            $ 75,947  $ 30,539  $ 5,429  $ 10.24*  $ 1.30
                 --------  --------  -------  -------   ------
                 --------  --------  -------  -------   ------

1995
First quarter    $ 15,735  $  6,664  $ 1,289  $  2.12   $  .25    $  85.13    $  70.25
Second quarter     17,531     7,631    1,716     2.97      .25       99.38       82.25
Third quarter      16,754     6,921     (538)    (.96)     .25      114.63       91.63
Fourth quarter     21,920     9,151    1,711     3.09      .25      102.38       87.75
                 --------  --------  -------  -------   ------
Total            $ 71,940  $ 30,367  $ 4,178  $  7.23*  $ 1.00
                 --------  --------  -------  -------   ------
                 --------  --------  -------  -------   ------

**The sum of the quarter's earnings per share does not equal the year-to-date earnings per share due to changes in average share calculations. This is in accordance with prescribed reporting requirements. **The stock prices reflect the high and low prices for IBM's common stock on the New York Stock Exchange composite tape for the last two years.


                                         86.