Form 10-K405, Exhibit 13
period 1997-12-31
INTERNATIONAL BUSINESS MACHINES CORP
filed 1998-03-30
CIK 51143

                                    financial
                                     report
Report of Management                                                         38
Report of Independent Accountants                                            39
Management Discussion                                                        40
Consolidated Financial Statements                                            50
   Earnings
   Financial Position
   Cash Flows
   Stockholders' Equity

Notes to Consolidated Financial Statements                                   54
--------------------------------------------------------------------------------

                              A  Significant Accounting Policies             54
                              B  Accounting Changes                          55
                              C  Common Stock Split                          56
                              D  Inventories                                 56
                              E  Plant, Rental Machines and Other Property   57
                              F  Investments and Sundry Assets               57
                              G  Debt                                        58
                              H  Interest on Debt                            59
                              I  Lines of Credit                             59
                              J  Financial Instruments                       59
                              K  Sale and Securitization of Receivables      61
                              L  Other Liabilities and Environmental         61
                              M  Contingencies                               61
                              N  Taxes                                       62
                              O  Selling and Advertising                     64
                              P  Research, Development and Engineering       64
                              Q  Global Financing                            65
                              R  Net Earnings Per Share of Common Stock      67
                              S  Rental Expense and Lease Commitments        68
                              T  Stock-Based Compensation Plans              68
                              U  Stock Repurchases                           70
                              V  Employee Benefits Trust                     71
                              W  Retirement Plans                            71
                              X  Nonpension Postretirement Benefits          73
                              Y  Segment Information                         75
                              Z  Geographic Areas                            76

--------------------------------------------------------------------------------
Five-Year Comparison of Selected Financial Data                              78
Selected Quarterly Data                                                      78
Stockholder Information                                                      79

                              report of management

                   International Business Machines Corporation
                            and Subsidiary Companies

--------------------------------------------------------------------------------

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



/s/ Louis V. Gerstner, Jr.               /s/ Lawrence R. Ricciardi

Louis V. Gerstner, Jr.                   Lawrence R. Ricciardi

Chairman of the Board                    Senior Vice President, General Counsel
and Chief Executive Officer              and Chief Financial Officer
                       report of independent accountants

                  International Business Machines Corporation
                            and Subsidiary Companies

--------------------------------------------------------------------------------

To the Stockholders and Board of Directors of International Business Machines
Corporation:

In our opinion, the accompanying consolidated financial statements, appearing on pages 50 through 77, present fairly, in all material respects, the financial position of International Business Machines Corporation and its subsidiaries at December 31, 1997 and 1996, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1997, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.


/s/ Price Waterhouse LLP

Price Waterhouse LLP
1177 Avenue of the Americas
New York, NY 10036
January 19, 1998
                             management discussion

                  International Business Machines Corporation
                            and Subsidiary Companies

--------------------------------------------------------------------------------

Overview

IBM's financial results in 1997 increasingly reflect the successful implementation of the company's strategic priorities: revenue growth, stable net income margins and leveraged growth in earnings per share.

The company reported revenue of $78.5 billion--a record for the third consecutive year; while net earnings of $6.1 billion yielded a record $6.18 earnings per share of common stock. Strategic spending continued in 1997 as the company funded investments of approximately $20 billion in its high-growth and advanced technology businesses, research and development, and repurchases of its common stock.

The growth in revenue reflects the continued shift toward the company's high-growth businesses. Revenue from both services and storage products grew strongly year over year. While shipments of System/390 products were higher by 30 percent when measured in computing power, revenue was down slightly as a result of continued price reductions and the effects of currencies. Overall, the weight of the adverse currency movements lowered year-to-year revenue growth from approximately 8 percent to the "as reported" 3 percent.

Challenges

While excellent progress was made in 1997, there are a number of challenges facing the company in 1998. The continued adverse effects of a strong dollar on our non-U.S. results, weakness in some Asian markets and the continued price pressures in the information technology marketplace all contribute to this challenge. The company is prepared to meet its objectives--and to grow revenue--in this difficult environment. The breadth of the company's geographic presence, its portfolio of products and services, and its ability to work with customers of all sizes to help integrate information technology into their business strategies will provide the basis for success in the coming year.

Forward-looking and Cautionary Statements

Certain statements contained in this Annual Report may constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements involve a number of risks, uncertainties and other factors that could cause actual results to differ materially, as discussed more fully elsewhere in this Annual Report and in the company's filings with the Securities and Exchange Commission, including the company's Form 8-K filed on July 21, 1997, and the company's 1997 Form 10-K to be filed on or about March 23, 1998.


Results of Operations

(Dollars in millions except per share amounts)


                                           1997            1996            1995
Revenue                                 $78,508         $75,947         $71,940
Cost                                     47,899          45,408          41,573
                                        -------         -------         -------
Gross profit                             30,609          30,539          30,367
Gross profit margin                        39.0%           40.2%           42.2%
Total expense                            21,582          21,952          22,554
                                        -------         -------         -------
Net earnings before
  income taxes                          $ 9,027         $ 8,587         $ 7,813
                                        =======         =======         =======
Net earnings                            $ 6,093         $ 5,429         $ 4,178
                                        =======         =======         =======
Net earnings
  per share
  of common stock                       $  6.18         $  5.12         $  3.61
                                        =======         =======         =======
Net earnings
  per share of
  common stock-
  assuming dilution                     $  6.01         $  5.01         $  3.53
                                        =======         =======         =======


Revenue in 1997 grew 3.4 percent as reported and 8.3 percent when currency impacts are removed. This increase was primarily driven by the high-growth areas of the company's product portfolio: services, hard disk drive (HDD) storage products and distributed software offerings including those from Tivoli Systems, Inc. (Tivoli).

The following table provides the company's percent of revenue by category:


                                           1997            1996            1995
Hardware sales                             46.1%           47.8%           49.5%
Services                                   24.6            20.9            17.7
Software                                   16.4            17.2            17.6
Maintenance                                 8.1             9.2            10.3
Rentals and financing                       4.8             4.9             4.9
                                        -------         -------         -------
Total                                     100.0%          100.0%          100.0%
                                        =======         =======         =======


The overall gross profit margin at 39.0 percent decreased 1.2 points from 1996, following a 2.0 point decrease in 1996 over 1995. The declines were primarily the result of the company's continued shift to the higher growth sources of revenue, most notably, services in 1997 and services and personal computers in 1996. These businesses have lower gross profit margins than the company's high-end hardware offerings (System/390 and AS/400), which declined as a percent of total revenue.

                             management discussion

                  International Business Machines Corporation
                            and Subsidiary Companies

--------------------------------------------------------------------------------

Net earnings per share of common stock were $6.18, $5.12 and $3.61 in 1997, 1996 and 1995, respectively.

The following information, which is provided for informational purposes only, excludes the effects of a $435 million non-tax deductible charge for purchased in-process research and development in connection with the Tivoli and Object Technology International, Inc. acquisitions in March 1996. The 1995 results exclude the effects of the third quarter charge of $1,840 million for purchased in-process research and development in connection with the Lotus Development Company (Lotus) acquisition.


(Dollars in millions except per share amounts)


                                           1997            1996            1995
Adjusted net
  earnings                              $ 6,093         $ 5,864         $ 6,018
Adjusted net earnings
  per share of
  common stock                          $  6.18         $  5.53         $  5.23
Adjusted net earnings
  per share of
  common stock-
  assuming dilution                     $  6.01         $  5.41         $  5.10


Hardware Sales

Information on revenue by classes of similar products or services is included in note Y, "Segment Information," on page 75. The product trends addressed in this discussion and in that disclosure are indicative, in all material respects, of hardware sales activity.



(Dollars in millions)


                                           1997            1996            1995

Revenue                                 $36,229         $36,316         $35,600
Cost                                     23,538          23,396          21,862
                                        -------         -------         -------
Gross profit                            $12,691         $12,920         $13,738
                                        =======         =======         =======
Gross profit margin                        35.0%           35.6%           38.6%

Revenue from hardware sales was essentially flat (up about 4 percent in constant currency) from 1996, following an increase of 2.0 percent in 1996 from 1995. Gross profit dollars from hardware sales decreased 1.8 percent from 1996, following a decrease of 6.0 percent in 1996 from 1995.

Client revenue was flat versus 1996, following an increase of 9.8 percent in 1996 over 1995. Although revenue was flat in 1997, commercial personal computer revenue grew, as did general-purpose monitors. These increases were offset by lower revenue associated with consumer personal computers and RS/6000 products. The 1996 increase over 1995 was driven by higher revenue from personal computers, especially consumer products, partially offset by lower revenue from RS/6000.

Revenue from servers decreased 4.5 percent from 1996, following a decrease of
1.4 percent in 1996 versus 1995. The 1997 decrease was primarily driven by lower revenue from System/390, AS/400 and RS/6000 servers. While System/390 revenue declined, total delivery of mainframe computing power increased 30 percent as measured in MIPS (millions of instructions per second) versus last year. AS/400 and RS/6000 revenue was impacted by a major product transition during the year, as new models of these products were announced late in the third quarter of 1997. These decreases were partially offset by higher revenue from personal computer servers and large-scale systems (SP) servers. The decrease in 1996 from 1995 was driven by lower revenue from System/390 servers, partially offset by higher revenue from AS/400, RS/6000 and personal computer servers.

Storage products revenue decreased 1.9 percent versus 1996, following a decline of 15.9 percent in 1996 from 1995. The declines were driven by lower revenue from high-end storage products, due to continuing price competition, partially offset by revenue growth from tape products.

Original Equipment Manufacturer (OEM) hardware revenue increased 22.9 percent over 1996, following a 1.3 percent increase in 1996 versus 1995. The 1997 increase resulted from strong growth in HDD storage products and custom logic products, partially offset by continuing lower DRAM revenue, due to industry-wide pricing pressures.

The decrease in the 1997 hardware sales gross profit dollars was driven by the continued shift in the company's mix of revenue to lower gross profit products, such as personal computers and OEM semiconductors, partially offset by higher margins for System/390 servers and storage products. The overall hardware sales margin continues to be adversely impacted by pricing pressures across all products.

                             management discussion

                  International Business Machines Corporation
                            and Subsidiary Companies

--------------------------------------------------------------------------------



Services

(Dollars in millions)


                                           1997            1996            1995

Revenue                                 $19,302         $15,873         $12,714
Cost                                     15,281          12,647          10,042
                                        -------         -------         -------
Gross profit                            $ 4,021         $ 3,226         $ 2,672
                                        =======         =======         =======
Gross profit margin                        20.8%           20.3%           21.0%


Services revenue increased 21.6 percent in 1997 (up about 28 percent in constant currency) from 1996 and 24.8 percent in 1996 over 1995. The increases were driven by continued strong growth in professional services, which includes managed operation of systems, as well as systems integration design and development. Network services, which includes managed operation of networks, and product support services continued to experience good growth in revenue year over year. In 1997, the company signed service contracts worth $24 billion. The company continued to meet this growing demand for its services business by hiring over 15,000 employees in both 1997 and 1996, while maintaining a consistent gross profit margin.



Software

(Dollars in millions)
                                           1997            1996            1995
Revenue                                 $12,844         $13,052         $12,657
Cost                                      3,784           4,082           4,428
                                        -------         -------         -------
Gross profit                            $ 9,060         $ 8,970         $ 8,229
                                        =======         =======         =======
Gross profit margin                        70.5%           68.7%           65.0%


Software revenue decreased 1.6 percent in 1997 (up about 4 percent in constant currency) from 1996, following an increase of 3.1 percent in 1996 over 1995. The revenue decrease in 1997 was a result of lower host-based computer software revenue primarily associated with System/390 products. This decrease was offset by revenue growth for systems management software from Tivoli. While down for the year, software revenue performance strengthened over the course of the year with fourth quarter 1997 revenue increasing 1.4 percent versus the fourth quarter of 1996. The increase in 1996 revenue was driven by distributed software offerings from Lotus and software products from Tivoli, partially offset by lower host-based computer software revenue from System/390 and AS/400.

Software gross profit dollars increased 1.0 percent in 1997 from 1996, following an increase of 9.0 percent in 1996 from 1995. The improvement in gross profit dollars was the result of more software development spending being expensed in the period incurred and less being capitalized in relation to prior historical levels, which in turn yielded less amortization of previously deferred costs. These lower amortization costs were partially offset by higher vendor royalty costs.



Maintenance

(Dollars in millions)


                                           1997            1996            1995
Revenue                                 $ 6,402         $ 6,981         $ 7,409
Cost                                      3,394           3,659           3,651
                                        -------         -------         -------
Gross profit                            $ 3,008         $ 3,322         $ 3,758
                                        =======         =======         =======
Gross profit margin                        47.0%           47.6%           50.7%

Maintenance revenue decreased 8.3 percent in 1997 (down about 3 percent in constant currency) from 1996, following a decrease of 5.8 percent in 1996 versus 1995. Gross profit dollars decreased 9.5 percent, following a decrease of 11.6 percent in 1996 from 1995. Revenue and gross profit dollars continue to be affected by price reductions on maintenance offerings.



Rentals and Financing

(Dollars in millions)

                                           1997            1996            1995
Revenue                                 $ 3,731         $ 3,725         $ 3,560
Cost                                      1,902           1,624           1,590
                                        -------         -------         -------
Gross profit                            $ 1,829         $ 2,101         $ 1,970
                                        =======         =======         =======
Gross profit margin                        49.0%           56.4%           55.4%


Rentals and financing revenue was essentially flat (up about 4 percent in constant currency) in 1997 versus 1996, following an increase of 4.6 percent in 1996 from 1995. Although revenue was essentially flat versus 1996, operating lease activity grew, but was offset by lower dealer financing. Gross profit dollars decreased 12.9 percent from 1996, following an increase of 6.6 percent in 1996 from 1995. The decrease was primarily a result of a trend towards financing a greater volume of low-end products and faster growth in the more competitive U.S. market. The increase in 1996 over 1995 was primarily a result of higher margins on operating leases and lower interest rates. The financing results are discussed in more detail in note Q, "Global Financing," on pages 65 and 66.

                             management discussion

                  International Business Machines Corporation
                            and Subsidiary Companies

--------------------------------------------------------------------------------

Operating Expenses

(Dollars in millions)

                                           1997            1996            1995
Selling, general and
  administrative                        $16,634         $16,854         $16,766
Percentage of revenue                      21.2%           22.2%           23.3%

Research, development
  and engineering                       $ 4,877         $ 4,654         $ 4,170
Percentage of revenue                       6.2%            6.1%            5.8%

Purchased in-process
  research and
  development                           $    --         $   435         $ 1,840


Selling, general and administrative (SG&A) expense declined 1.3 percent in 1997 versus 1996 and remained essentially flat in 1996 compared to 1995. The company continued its focus on reducing fixed infrastructure costs, while increasing its investments in advertising, business partner programs and emerging markets. These actions yielded a 1.0 percentage point improvement in the expense-to-revenue ratio in 1997 and a 1.1 percentage point improvement in 1996.

The company continues to focus on productivity, expense controls and prioritization of spending in order to achieve a more competitive expense-to-revenue level.

Research, development and engineering expense increased 4.8 percent in 1997 from 1996, following an increase of 11.6 percent in 1996 from 1995. The increases reflect the company's continued investments in high-growth opportunities like Java, network computing and e-business, as well as the impact of additional expenses associated with new acquisitions. Also, ongoing activities of Lotus and Tivoli are included in 1996 and 1997 results, as compared to 1995, which only included Lotus activity between July and December 1995.

The benefits of the company's ongoing research and development have resulted in the company being granted 1,724 patents in 1997, placing it number one in the U.S. for the fifth consecutive year. The application of these technological advances has enabled the company to transform this research and development into several significant new product breakthroughs that will be found in products beginning in 1998. Examples of these efforts are the use of copper in place of aluminum in the making of integrated circuits and the manufacturing of HDDs using giant magnetoresistive head technology that delivers a maximum areal density of about 2.6 billion bits per square inch.

Purchased in-process research and development expense in 1996 and 1995 was primarily associated with the Tivoli and Lotus acquisitions, respectively.

On a constant currency basis, SG&A expense would have increased approximately
2.7 percent in 1997 versus 1996, and research, development and engineering expense would have increased approximately 5.9 percent.

Provision for Income Taxes

The provision for income taxes resulted in an effective tax rate of 33 percent for 1997, as compared to the 1996 effective tax rate of 37 percent and a 1995 effective tax rate of 47 percent. Adjusting for purchased in-process research and development which had no corresponding tax effect, the 1996 and 1995 effective tax rates would have been 35 percent and 38 percent, respectively. The reduction in the 1997 tax rate reflects the company's continued expansion into markets with lower effective tax rates. The reduction in the 1996 tax rate was also due to the company's continued expansion into markets with lower effective tax rates, as well as the use of foreign tax credits to offset the tax effect of dividend repatriation from non-U.S. affiliates.

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

Fourth Quarter

For the quarter ended December 31, 1997, the company had revenue of $23.7 billion, a 2.5 percent increase over the same period of 1996. Net earnings in the fourth quarter were $2,093 million ($2.16 per common share), compared with net earnings of $2,023 million ($1.97 per common share) in the fourth quarter of 1996.

Fourth-quarter revenue from the United States was $9.5 billion, an increase of
8.9 percent from the same period of 1996. Asia Pacific revenue was essentially flat at $4.4 billion, while revenue from the company's Europe, Middle East and Africa units declined 4.4 percent to $7.7 billion. Revenue in Latin America was $1.2 billion, an increase of 4.4 percent and revenue from Canada increased 14.2 percent to $.9 billion.

                             management discussion

                  International Business Machines Corporation
                            and Subsidiary Companies

--------------------------------------------------------------------------------

Currency had an approximately 6 percentage point negative impact on the company's revenue results in the fourth quarter. At constant currency in the fourth quarter of 1997, Asia Pacific revenue would have increased about 10 percent, European revenue would have grown approximately 5 percent and revenue from Canada would have increased about 19 percent.

Total hardware sales declined 1.3 percent year over year to $11.5 billion. RS/6000, storage and semiconductor revenue increased, while overall personal computer, AS/400 and System/390 revenue declined. On a constant currency basis, hardware sales increased in all key hardware lines, except for System/390 and consumer personal computers.

Services revenue totaled $5.9 billion, a 17.5 percent increase compared to the year-earlier period. Approximately $8.5 billion in new services contracts was signed in the quarter. Services margins were essentially flat year over year at
22.5 percent.

Overall software revenue was $3.8 billion, an increase of 1.4 percent compared with the fourth quarter of 1996. Maintenance revenue declined 9.2 percent to $1.6 billion in the fourth quarter when compared with the year-earlier period, and rentals and financing fell 3.5 percent to $1.0 billion.

The company's overall gross profit margin in the fourth quarter was 40.1 percent, compared to 40.3 percent in the year-earlier period.

Total fourth-quarter 1997 expenses increased 1.1 percent year over year. The expense-to-revenue ratio in the fourth quarter of 1997 was 27.4 percent compared to 27.8 percent in the year-earlier period.

The company's tax rate was 30.5 percent in the fourth quarter, compared to 29.9 percent in the fourth quarter of 1996.

The company spent approximately $2 billion on share repurchases in the fourth quarter. The average number of shares outstanding in the fourth quarter of 1997 was 964.8 million, compared to 1,026.8 million in the year-earlier period.

Financial Condition

During 1997, the company continued to make significant investments to fund future growth and increase shareholder value, expending $6.8 billion for plant, rental machines and other property, $5.5 billion for research, development and engineering, and $7.1 billion for the repurchase of the company's common shares. The company had $7.6 billion in cash, cash equivalents and marketable securities on hand at December 31, 1997.

The company has access to global funding sources. During 1997, the company issued debt in a variety of geographies to a diverse set of investors. Significant funding was issued in the United States, Japan and Europe. Funding was obtained across the range of debt maturities, from short-term commercial paper to long-term debt. More information about company debt is provided in note G, "Debt," on page 58.

In December 1993, the company entered into a $10 billion committed global credit facility to enhance the liquidity of funds. This facility was amended in February 1997, and extended to February 2002. As of December 31, 1997, $9.2 billion was unused and available.

At year-end 1997, the company had an outstanding balance of $.9 billion of assets under management from the securitization of loans, leases and trade receivables, compared to the year-end 1996 level of $1.1 billion. The company has access to additional funds through securitization, as discussed in note K, "Sale and Securitization of Receivables," on page 61.

The rating agencies continued their review of the company's financial condition. In January 1997, Standard and Poor's revised its outlook on the company and its rated subsidiaries to positive from stable and affirmed its ratings of senior debt as A, commercial paper as A-1, and preferred stock as A-.

Moody's Investors Service rates the senior long-term debt of the company and its rated subsidiaries as A1, the commercial paper as Prime-1, and the company's preferred stock as "a1."

Fitch Investors Service rates the company and its rated subsidiaries' senior long-term debt as AA-, commercial paper as F-1+, and preferred stock as A+.

Duff & Phelps rates the company and its rated subsidiaries' senior long-term debt as A+, commercial paper as Duff 1, and the company's preferred stock as A.

                             management discussion

                  International Business Machines Corporation
                            and Subsidiary Companies

--------------------------------------------------------------------------------

Cash Flows

The company's cash flows from operating, investing and financing activities as prescribed by generally accepted accounting principles and reflected in the Consolidated Statement of Cash Flows on page 52, are summarized in the following table:


(Dollars in millions)


                                          1997            1996            1995
Net cash provided from (used in):
  Operating activities                  $ 8,865         $10,275         $10,708
  Investing activities                   (6,155)         (5,723)         (5,052)
  Financing activities                   (3,090)         (3,952)         (6,384)
Effect of exchange
  rate changes on cash
  and cash equivalents                     (201)           (172)             65
                                        -------         -------         -------
Net change in cash
  and cash equivalents                  $  (581)        $   428         $  (663)
                                        =======         =======         =======



Working Capital

(Dollars in millions)

At December 31:                                            1997            1996

Current assets                                          $40,418         $40,695
Current liabilities                                      33,507          34,000
                                                        -------         -------
Working capital                                         $ 6,911         $ 6,695
                                                        =======         =======
Current ratio                                            1.21:1          1.20:1
                                                        =======         =======


Current assets decreased slightly due primarily to aggressive inventory management. The company's overall net inventories declined $.7 billion driven substantially by inventory management process improvements, particularly in personal computers. At December 31, 1997, the company's inventories stood at $5.1 billion, their lowest level since year-end 1983.

Current liabilities were lower primarily due to a decrease in taxes payable and liabilities for prior restructuring actions.

Investments

The company's investments for plant, rental machines and other property were $6.8 billion for 1997, an increase of $.9 billion from 1996. The increase reflects continued investment in the company's rapidly growing services business, principally in the management of customers' information technology, and manufacturing capacity for hard disk drives and microelectronics.

In addition to software development expenses included in research, development and engineering, the company capitalized $.3 billion of software costs during 1997 and 1996. Amortization of capitalized software costs amounted to $1.0 billion for 1997, a decrease of $.4 billion from 1996.

Investments and sundry assets were $21.9 billion at the end of 1997, an increase of $.3 billion from 1996, and were primarily the result of increases in prepaid pension assets and noncurrent sales type leases, offset by decreases in other investments and sundry assets. See note F, "Investments and Sundry Assets," on page 57 for additional information.


Debt and Equity

(Dollars in millions)
                                                           1997            1996
"Core" debt                                             $ 3,102         $ 2,202
Global financing debt                                    23,824          20,627
                                                        -------         -------
Total debt                                              $26,926         $22,829
                                                        =======         =======

Stockholders' equity                                    $19,816         $21,628
                                                        =======         =======

Debt/capitalization                                        57.6%           51.4%
"Core" debt/capitalization                                 16.1%           10.7%
Global financing debt/equity                              6.5:1           6.3:1

Total debt increased $4.1 billion from year-end 1996, driven by an increase of $3.2 billion in debt to support the growth in global financing assets and $.9 billion in "core" debt. The company's balance sheet is leveraged with a "core" debt to capitalization of 16.1 percent and global financing debt to equity at
6.5 to 1.

Stockholders' equity declined $1.8 billion to $19.8 billion at December 31, 1997. The company's ongoing stock repurchasing program (see note U, "Stock Repurchases," on page 70) and the creation of an Employee Benefits Trust (see note V, "Employee Benefits Trust," on page 71) offset the $6.1 billion of net earnings for the year. The translation effect of the stronger dollar on the company's non-U.S. net assets contributed $1.6 billion to the year-to-year decline.

                             management discussion

                  International Business Machines Corporation
                            and Subsidiary Companies

--------------------------------------------------------------------------------

Currency Rate Fluctuations

Since approximately 81 percent of the company's non-U.S. revenue was derived from affiliates operating in local currency environments, the company's results are affected by changes in the relative values of non-U.S. currencies to the U.S. dollar. Most worldwide currencies weakened versus the U.S. dollar in 1997, which resulted in assets and liabilities denominated in local currencies being translated into fewer dollars. The currency rate changes also resulted in an unfavorable impact on revenue of approximately 5 percent and 3 percent, respectively, in 1997 and 1996, compared to a favorable impact in 1995 of 4 percent.

In high-inflation environments, primarily parts of Latin America, translation adjustments are reflected in period income, as required by SFAS 52, "Foreign Currency Translation." Generally, the company limits currency risk in these countries by linking prices and contracts to U.S. dollars, by financing operations locally and through foreign currency hedge contracts.

The company uses a variety of financial hedging instruments to limit specific currency risks related to global financing transactions and the repatriation of dividends and royalties. Further discussion on currency and hedging appears in note J, "Financial Instruments," on pages 59 through 61.

Market Risk

In the normal course of business, the financial position of the company is routinely subjected to a variety of risks. In addition to the market risk associated with interest and currency rate movements on outstanding debt and non-U.S. dollar denominated assets and liabilities, other examples of risk include collectibility of accounts receivable and recoverability of residual values on leased assets.

The company regularly assesses these risks and has established policies and business practices to protect against the adverse effects of these and other potential exposures. As a result, the company does not anticipate any material losses in these areas.

The company's debt in support of the global financing business (see note Q, "Global Financing," on pages 65 and 66) and the geographic breadth of the company's operations contain an element of market risk from changes in interest and currency rates. The company manages this risk, in part, through the use of a variety of financial instruments including derivatives, as explained in note J, "Financial Instruments," on pages 59 through 61.

For purposes of specific risk analysis, the company uses sensitivity analysis to determine the impacts that market risk exposures may have on the fair values of the company's debt and financial instruments.

The financial instruments included in the sensitivity analysis consist of all of the company's cash and cash equivalents, marketable securities, long-term non-lease receivables, investments, long-term and short-term debt and all derivative financial instruments. Interest rate swaps, interest rate options, foreign currency swaps, forward contracts and foreign currency option contracts constitute the company's portfolio of derivative financial instruments.

To perform sensitivity analysis, the company assesses the risk of loss in fair values from the impact of hypothetical changes in interest rates and foreign currency exchange rates on market sensitive instruments. The market values for interest and foreign currency exchange risk are computed based on the present value of future cash flows as impacted by the changes in the rates attributable to the market risk being measured. The discount rates used for the present value computations were selected based on market interest and foreign currency exchange rates in effect at December 31, 1997. The market values that result from these computations are compared with the market values of these financial instruments at December 31, 1997. The differences in this comparison are the hypothetical gains or losses associated with each type of risk.

The results of the sensitivity analysis at December 31, 1997, are as follows:

Interest Rate Risk:

A 10 percent decrease in the levels of interest rates with all other variables held constant would result in a decrease in the fair value of the company's financial instruments by $369 million. A 10 percent increase in the levels of interest rates with all other variables held constant would result in an increase in the fair value of the company's financial instruments by $341 million.

Foreign Currency Exchange Rate Risk:

A 10 percent movement in the levels of foreign currency exchange rates against the U.S. dollar with all other variables held constant would result in a decrease in the fair value of the company's financial instruments by $809 million or an increase in the fair value of the company's financial instruments by $981 million.

                             management discussion

                  International Business Machines Corporation
                            and Subsidiary Companies

--------------------------------------------------------------------------------

Financing Risks

Global financing is an integral part of the company's total worldwide offerings. Financial results of global financing can be found in note Q, "Global Financing," on pages 65 and 66. Inherent in global financing are certain risks, including credit, interest rate, currency and residual value. The company manages credit risk through comprehensive credit evaluations and pricing practices. To manage the risks associated with an uncertain interest rate environment, the company pursues a funding strategy of substantially matching the terms of its debt with the terms of its assets. Currency risks are managed by denominating liabilities in the same currency as the assets.

Residual value risk is managed by developing projections of future equipment values at lease inception, reevaluating these projections periodically, and effectively deploying remarketing capabilities to recover residual values and potentially earn a profit. In 1997, 1996 and 1995, the remarketing effort generated profits. The following table depicts an approximation of the unguaranteed residual value maturities for the company's sales-type leases, as well as a projection of net book value of operating leases at the end of the lease terms as of December 31, 1995, 1996 and 1997. The following table excludes approximately $49 million of estimated residual value associated with non-information technology equipment.

                                   Total                 Run Out of 1997
                                                      Residual Value Balance

(Dollars in millions)                                                  2001 and
                           1995    1996    1997   1998    1999    2000   beyond
                          ---------------------   ------------------------------
Sales-type leases         $ 470   $ 471   $ 563   $120    $205    $205     $ 33
Operating leases            295     480     701    247     266     166       22
                          -----   -----  ------   ----    ----    ----     ----
Total residual value      $ 765   $ 951  $1,264   $367    $471    $371     $ 55
                          =====   =====  ======   ====    ====    ====     ====


Acquisitions

On April 16, 1997, IBM and NetObjects, Inc. announced that IBM had purchased a majority interest in NetObjects, a leading provider of website development tools for designers and intranet developers. In September 1997, the company acquired the 30 percent equity interest held by Sears in Advantis, the U.S. network services arm of the IBM Global Network. Advantis is now 100 percent owned by IBM. In December 1997, the company acquired Eastman Kodak's share of Technology Service Solutions (TSS), which was formed in 1994 by IBM and Eastman Kodak. TSS is now a wholly owned subsidiary of IBM, offering comprehensive services solutions to its customers. In addition, the company acquired Unison Software, Inc., a leading developer of workload management software, and announced plans to acquire Software Artistry, Inc., a leading provider of both consolidated service desk and customer relationship management solutions for distributed enterprise environments.

On March 1, 1996, the company acquired all outstanding shares of Tivoli for approximately $800 million ($716 million in net cash). On July 5, 1995, the company acquired all outstanding shares of Lotus for approximately $3.2 billion ($2.9 billion in net cash). The company engaged a nationally recognized, independent appraisal firm to express an opinion on the fair market value of the assets of each of the acquisitions to serve as a basis for allocation of the purchase price to the various classes of assets. The company allocated the total purchase prices as follows:


                                                             1996          1995
(Dollars in millions)

                                                             Tivoli         Lotus
Tangible and intangible
  net assets                                              $   140       $ 1,157
Purchased in-process
  research and development                                    417         1,840
Goodwill                                                      280           540
Deferred tax liabilities related
  to identifiable intangible
  assets                                                      (37)         (291)
                                                          -------       -------
Total                                                     $   800       $ 3,246
                                                          =======       =======

Purchased in-process research and development represents the value of software products still in the development stage and not considered to have reached technological feasibility.

                             management discussion

                  International Business Machines Corporation
                            and Subsidiary Companies

--------------------------------------------------------------------------------

In addition, the acquisition of Object Technology International, Inc. in 1996 resulted in a valuation of purchased in-process research and development amounting to $18 million, bringing the total amount of purchased in-process research and development in 1996 to $435 million. In accordance with applicable accounting rules, the $435 million was expensed upon acquisition in the first quarter of 1996, and the $1,840 million was expensed upon acquisition in the third quarter of 1995.

Employees

                                                                    Percentage Changes
                                         1997      1996      1995   1997-96    1996-95
                                      ---------------------------   ------------------
IBM/wholly owned subsidiaries         269,465   240,615   225,347      12.0        6.8
Less than wholly owned subsidiaries    20,751    28,033    26,868     (26.0)       4.3
Complementary                          43,000    37,000    38,000      16.2       (2.6)


As of December 31, 1997, employees of IBM and its wholly owned subsidiaries increased 28,850 from 1996, mainly from hiring in high-growth areas of the business--services, storage, Tivoli and Lotus, as well as from continued expansion in emerging geographic markets and acquisition of business entities, such as Unison Software. In 1997, Advantis, with approximately 5,000 employees, and Technology Service Solutions, with approximately 5,100 employees, previously less than wholly owned subsidiaries, were acquired from Sears and Eastman Kodak, respectively.

The decline in employees in less than wholly owned subsidiaries reflects the acquisition of the minority interests in Advantis and TSS, offset by growth in the company's rapidly expanding global services business, as well as in emerging geographic markets, such as China.

The company's complementary work force is an approximation of equivalent full-time employees hired under temporary, part-time and limited-term employment arrangements to meet specific business needs in a flexible and cost-effective manner.

                             management discussion

                  International Business Machines Corporation
                            and Subsidiary Companies

--------------------------------------------------------------------------------

Year 2000

What is commonly known as the "Year 2000 issue" arises because many computer hardware and software systems use only two digits to represent the year. As a result, these systems and programs may not calculate dates beyond 1999, which may cause errors in information or systems failures.

With respect to its internal systems, the company is taking appropriate steps to remediate the Year 2000 issues and does not expect the costs of these efforts to be material. In addition, in the ordinary course of its product development efforts, the company has designed its current hardware and software offerings to be Year 2000 ready. (However, the Year 2000 readiness of the company's customers and the hardware and software offerings from the company's suppliers, subcontractors and business partners may vary.) The company is also aware of the potential for claims against it and other companies for damages from products and services that were not Year 2000 ready. The company believes that any such claims against it will be without merit. While the company does not believe that the Year 2000 matters discussed above will have a material impact on its business, financial condition or results of operations, it is uncertain whether or to what extent the company may be affected by such matters.

                       consolidated statement of earnings

                  International Business Machines Corporation
                            and Subsidiary Companies

--------------------------------------------------------------------------------


(Dollars in millions except per share amounts)

For the year ended December 31:                   Notes      1997      1996       1995
Revenue:
Hardware sales                                            $36,229   $36,316    $35,600
Services                                                   19,302    15,873     12,714
Software                                                   12,844    13,052     12,657
Maintenance                                                 6,402     6,981      7,409
Rentals and financing                             Q         3,731     3,725      3,560
--------------------------------------------------------------------------------------
Total revenue                                              78,508    75,947     71,940
--------------------------------------------------------------------------------------
Cost:
Hardware sales                                             23,538    23,396     21,862
Services                                                   15,281    12,647     10,042
Software                                                    3,784     4,082      4,428
Maintenance                                                 3,394     3,659      3,651
Rentals and financing                                       1,902     1,624      1,590
--------------------------------------------------------------------------------------
Total cost                                                 47,899    45,408     41,573
--------------------------------------------------------------------------------------
Gross profit                                               30,609    30,539     30,367
--------------------------------------------------------------------------------------
Operating expenses:
Selling, general and administrative               O        16,634    16,854     16,766
Research, development and engineering             P         4,877     4,654      4,170
Purchased in-process research
  and development                                 P            --       435      1,840
--------------------------------------------------------------------------------------
Total operating expenses                                   21,511    21,943     22,776
--------------------------------------------------------------------------------------
Operating income                                            9,098     8,596      7,591
Other income, principally interest                            657       707        947
Interest expense                                  H           728       716        725
--------------------------------------------------------------------------------------
Earnings before income taxes                                9,027     8,587      7,813
Provision for income taxes                        N         2,934     3,158      3,635
--------------------------------------------------------------------------------------
Net earnings                                                6,093     5,429      4,178
Preferred stock dividends and transaction costs                20        20         62
--------------------------------------------------------------------------------------
Net earnings applicable
  to common shareholders                                  $ 6,073   $ 5,409    $ 4,116
======================================================================================
Net earnings per share of common stock            C & R   $  6.18   $  5.12*   $  3.61*
Net earnings per share
  of common stock - assuming dilution             C & R   $  6.01   $  5.01*   $  3.53*
======================================================================================

Average number of common shares outstanding:
1997 - 983,286,361; 1996 - 1,056,704,188*; 1995 - 1,138,768,058*

*Adjusted to reflect a two-for-one stock split on May 9, 1997.

The notes on pages 54 through 77 of the 1997 IBM Annual Report are an integral part of this statement.

                  consolidated statement of financial position

                  International Business Machines Corporation
                            and Subsidiary Companies

--------------------------------------------------------------------------------


(Dollars in millions)

At December 31:                                              Notes       1997        1996
Assets
Current assets:
Cash and cash equivalents                                            $  7,106    $  7,687
Marketable securities                                          J          447         450
Notes and accounts receivable - trade, net of allowances               16,850      16,515
Sales-type leases receivable                                            5,720       5,721
Other accounts receivable                                               1,256         931
Inventories                                                    D        5,139       5,870
Prepaid expenses and other current assets                               3,900       3,521
-----------------------------------------------------------------------------------------
Total current assets                                                   40,418      40,695
-----------------------------------------------------------------------------------------
Plant, rental machines and other property                      E       42,133      41,893
Less: Accumulated depreciation                                         23,786      24,486
-----------------------------------------------------------------------------------------
Plant, rental machines and other property - net                        18,347      17,407
-----------------------------------------------------------------------------------------
Software, less accumulated amortization
  (1997, $12,610; 1996, $12,199)                                          819       1,435
Investments and sundry assets                                  F       21,915      21,595
-----------------------------------------------------------------------------------------
Total assets                                                         $ 81,499    $ 81,132
=========================================================================================
Liabilities and Stockholders' Equity
Current liabilities:
Taxes                                                          N     $  2,381    $  3,029
Short-term debt                                              G & J     13,230      12,957
Accounts payable                                                        5,215       4,767
Compensation and benefits                                               3,043       2,950
Deferred income                                                         3,445       3,640
Other accrued expenses and liabilities                                  6,193       6,657
-----------------------------------------------------------------------------------------
Total current liabilities                                              33,507      34,000
-----------------------------------------------------------------------------------------
Long-term debt                                               G & J     13,696       9,872
Other liabilities                                              L       12,993      14,005
Deferred income taxes                                          N        1,487       1,627
-----------------------------------------------------------------------------------------
Total liabilities                                                      61,683      59,504
-----------------------------------------------------------------------------------------
Contingencies                                                  M
Stockholders' equity:
Preferred stock, par value $.01 per share -
  shares authorized: 150,000,000
  shares issued: 1997 - 2,597,261; 1996 - 2,610,711            U          252         253
Common stock, par value $.50* per share -
  shares authorized: 1,875,000,000*
  shares issued: 1997 - 969,015,351; 1996 - 1,018,141,084*   C & U      8,601       7,752
Retained earnings                                                      11,010      11,189
Translation adjustments                                                   791       2,401
Treasury stock, at cost (shares: 1997 - 923,955;
  1996 - 2,179,066*)                                                      (86)       (135)
Employee benefits trust, at cost (10,000,000 shares)           V         (860)         --
Net unrealized gain on marketable securities                              108         168
-----------------------------------------------------------------------------------------
Total stockholders' equity                                             19,816      21,628
-----------------------------------------------------------------------------------------
Total liabilities and stockholders' equity                           $ 81,499    $ 81,132
=========================================================================================

*Adjusted to reflect a two-for-one stock split on May 9, 1997.

The notes on pages 54 through 77 of the 1997 IBM Annual Report are an integral part of this statement.

                      consolidated statement of cash flows

                   International Business Machines Corporation
                            and Subsidiary Companies

--------------------------------------------------------------------------------


(Dollars in millions)

For the year ended December 31:                                             1997        1996        1995
Cash flow from operating activities:
Net earnings                                                            $  6,093    $  5,429    $  4,178
Adjustments to reconcile net earnings to cash provided from operating activities:
Depreciation                                                               4,018       3,676       3,955
Amortization of software                                                     983       1,336       1,647
Effect of restructuring charges                                             (445)     (1,491)     (2,119)
Purchased in-process research and development                                 --         435       1,840
Deferred income taxes                                                        358          11       1,392
Gain on disposition of fixed and other assets                               (273)       (300)       (339)
Other changes that (used) provided cash:
   Receivables                                                            (3,727)       (650)       (530)
   Inventories                                                               432         196         107
   Other assets                                                           (1,087)       (980)     (1,100)
   Accounts payable                                                          699         319         659
   Other liabilities                                                       1,814       2,294       1,018
--------------------------------------------------------------------------------------------------------
Net cash provided from operating activities                                8,865      10,275      10,708
--------------------------------------------------------------------------------------------------------
Cash flow from investing activities:
Payments for plant, rental machines and other property                    (6,793)     (5,883)     (4,744)
Proceeds from disposition of plant, rental machines
   and other property                                                      1,130       1,314       1,561
Acquisitions of Tivoli Systems, Inc. and Lotus
   Development Corporation - net, 1996 and 1995, respectively                 --        (716)     (2,880)
Investment in software                                                      (314)       (295)       (823)
Purchases of marketable securities and other investments                  (1,617)     (1,613)     (1,315)
Proceeds from marketable securities and other investments                  1,439       1,470       3,149
--------------------------------------------------------------------------------------------------------
Net cash used in investing activities                                     (6,155)     (5,723)     (5,052)
--------------------------------------------------------------------------------------------------------
Cash flow from financing activities:
Proceeds from new debt                                                     9,142       7,670       6,636
Short-term borrowings less than 90 days - net                               (668)       (919)      2,557
Payments to settle debt                                                   (4,530)     (4,992)     (9,460)
Preferred stock transactions - net                                            (1)         --        (870)
Common stock transactions - net                                           (6,250)     (5,005)     (4,656)
Cash dividends paid                                                         (783)       (706)       (591)
--------------------------------------------------------------------------------------------------------
Net cash used in financing activities                                     (3,090)     (3,952)     (6,384)
--------------------------------------------------------------------------------------------------------
Effect of exchange rate changes on cash and
   cash equivalents                                                         (201)       (172)         65
--------------------------------------------------------------------------------------------------------
Net change in cash and cash equivalents                                     (581)        428        (663)
Cash and cash equivalents at January 1                                     7,687       7,259       7,922
--------------------------------------------------------------------------------------------------------
Cash and cash equivalents at December 31                                $  7,106    $  7,687    $  7,259
========================================================================================================
Supplemental data:
Cash paid during the year for:
Income taxes                                                            $  2,472    $  2,229    $  1,453
Interest                                                                $  1,475    $  1,563    $  1,720
========================================================================================================

The notes on pages 54 through 77 of the 1997 IBM Annual Report are an integral part of this statement.

                 consolidated statement of stockholders' equity

                   International Business Machines Corporation
                            and Subsidiary Companies

--------------------------------------------------------------------------------

                                                                                                                  Net
                                                                                                            Unrealized
(Dollars in millions)                                                                             Employee     Gain on
                                            Preferred   Common   Retained  Translation  Treasury  Benefits  Marketable
                                                Stock    Stock   Earnings  Adjustments     Stock     Trust  Securities       Total
1995
Stockholders' equity, January 1, 1995         $ 1,081  $ 7,342    $12,352      $ 2,672     $ (34)   $   --      $   --     $23,413
Net earnings                                                        4,178                                                    4,178
Cash dividends declared - common stock                               (572)                                                    (572)
Cash dividends declared - preferred stock                             (20)                                                     (20)
Common stock purchased and retired
   (101,812,600* shares)                                  (655)    (4,209)                                                  (4,864)
Preferred stock purchased and retired
   (8,534,289 shares)                            (828)                (42)                                                    (870)
Common stock issued under employee
   plans (8,543,896* shares)                               279                                                                 279
Purchases (9,324,094* shares) and sales
   (9,413,928* shares) of treasury stock
   under employee plans - net                                         (57)                    (7)                              (64)
Conversion of debentures
   (13,306,242* shares)                                    471                                                                 471
Tax effect - stock transactions                             51                                                                  51
Other                                                                              364                              57         421
==================================================================================================================================
Stockholders' equity, December 31, 1995           253    7,488     11,630        3,036       (41)       --          57      22,423

1996
Net earnings                                                        5,429                                                    5,429
Cash dividends declared - common stock                               (686)                                                    (686)
Cash dividends declared - preferred stock                             (20)                                                     (20)
Common stock purchased and retired
   (97,951,400* shares)                                   (710)    (5,046)                                                  (5,756)
Common stock issued under employee
   plans (19,694,458* shares)                              811        (13)                                                     798
Purchases (8,914,332* shares) and sales
   (7,584,432* shares) of treasury stock
   under employee plans - net                                        (105)                   (94)                             (199)
Tax effect - stock transactions                            163                                                                 163
Other                                                                             (635)                            111        (524)
==================================================================================================================================
Stockholders' equity, December 31, 1996           253    7,752     11,189        2,401      (135)       --         168      21,628

1997
Net earnings                                                        6,093                                                    6,093
Cash dividends declared - common stock                               (763)                                                    (763)
Cash dividends declared - preferred stock                             (20)                                                     (20)
Common stock purchased and retired
   (68,777,336 shares)                                    (565)    (5,455)                                                  (6,020)
Preferred stock purchased and retired
   (13,450 shares)                                 (1)                                                                          (1)
Common stock issued under employee
   plans (19,651,603 shares)                               985         (2)                                                     983
Purchases (3,850,643 shares) and sales
   (5,105,754 shares) of treasury stock
   under employee plans - net                                         (32)                    49                                17
Employee benefits trust (10,000,000 shares)                                                           (860)                   (860)
Tax effect - stock transactions                            429                                                                 429
Other                                                                           (1,610)                            (60)     (1,670)
==================================================================================================================================
Stockholders' equity, December 31, 1997       $   252  $ 8,601    $11,010      $   791     $ (86)   $ (860)     $  108     $19,816
==================================================================================================================================

*Adjusted to reflect a two-for-one stock split on May 9, 1997.

The notes on pages 54 through 77 of the 1997 IBM Annual Report are an integral part of this statement.

                   notes to consolidated financial statements

                   International Business Machines Corporation
                            and Subsidiary Companies

--------------------------------------------------------------------------------

A  Significant Accounting Policies

Principles of Consolidation

The consolidated financial statements include the accounts of International Business Machines Corporation and its controlled subsidiary companies, which are generally majority owned. Investments in business entities in which IBM does not have control, but has the ability to exercise significant influence over operating and financial policies (generally 20-50 percent ownership), are accounted for by the equity method. Other investments are accounted for by the cost method.

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

Revenue

Revenue from hardware sales or sales-type leases is recognized when the product is shipped. Revenue from one-time-charge licensed software is recognized when the program is shipped with a deferral for post-contract customer support. This deferral is earned over the support period. Revenue from monthly software licenses is recognized as license fees accrue; from maintenance and services over the contractual period or as the services are performed; from rentals and operating leases, monthly as the fees accrue; and from financing at level rates of return over the term of the lease or receivable. Revenue is reduced for estimated customer returns and allowances.

Income Taxes

Income tax expense is based on reported earnings before income taxes. Deferred income taxes reflect the impact of temporary differences between assets and liabilities recognized for financial reporting purposes and such amounts recognized for income tax purposes. In accordance with Statement of Financial Accounting Standards (SFAS) 109, "Accounting for Income Taxes," these deferred taxes are measured by applying currently enacted tax laws.

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

Financial Instruments

In the normal course of business, the company uses a variety of derivative financial instruments for the purpose of currency exchange rate and interest rate risk management. Refer to note J, "Financial Instruments," on pages 59 through 61 for descriptions of these financial instruments, including the methods used to account for them.

In assessing the fair value of its financial instruments, both derivative and non-derivative, the company uses a variety of methods and assumptions that are based on market conditions and risks existing at each balance sheet date. Quoted market prices or dealer quotes for the same or similar instruments are used for the majority of marketable securities, long-term investments and long-term debt. Other techniques, such as option pricing models, estimated discounted value of future cash flows, replacement cost and termination cost, are used to determine fair value for the remaining financial instruments. These values represent a general approximation of possible value and may never actually be realized.

                   notes to consolidated financial statements

                  International Business Machines Corporation
                            and Subsidiary Companies

--------------------------------------------------------------------------------

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

Retirement Plans and Nonpension Postretirement Benefits

Current service costs of retirement plans and post-retirement healthcare and life insurance benefits are accrued in the period. Prior service costs resulting from amendments to the plans are amortized over the average remaining service period of employees expected to receive benefits.

Goodwill

Goodwill is charged to earnings on a straight-line basis over the periods estimated to be benefited, generally not exceeding five years.

Common Stock

Common stock refers to the $.50 par value capital stock as designated in the company's Certificate of Incorporation.

B Accounting Changes

The company implemented new accounting standards in 1997, 1996 and 1995. None of these standards had a material effect on the financial position or results of operations of the company.

In December 1997, the company implemented SFAS 128, "Earnings Per Share" (EPS). This standard prescribes the methods for calculating basic and diluted EPS and requires dual presentation of these amounts on the face of the earnings statement. All EPS amounts are calculated in accordance with SFAS 128; no restatement of EPS, for either basic or diluted, was required for amounts reported previously in the company's filings with the U.S. Securities and Exchange Commission.

Effective January 1, 1997, the company implemented SFAS 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities." This standard provides accounting and reporting standards for transfers and servicing of financial assets and extinguishments of liabilities. The company was generally in compliance with this standard prior to adoption.

In 1996, the company adopted the American Institute of Certified Public Accountants Statement of Position (SOP) 96-1, "Environmental Remediation Liabilities." This SOP provides guidance on the recognition, measurement, display and disclosure of environmental remediation liabilities. See note L, "Other Liabilities and Environmental," on page 61 for further information. The company was generally in compliance with this standard prior to adoption.

In 1996, the company implemented the disclosure-only provisions of SFAS 123, "Accounting for Stock-Based Compensation." See note T, "Stock-Based Compensation Plans," on pages 68 through 70 for further information.

                   notes to consolidated financial statements

                  International Business Machines Corporation
                            and Subsidiary Companies

--------------------------------------------------------------------------------

Effective January 1, 1995, the company implemented SFAS 114, "Accounting by Creditors for Impairment of a Loan," and SFAS 118, "Accounting by Creditors for Impairment of a Loan--Income Recognition and Disclosures." These standards prescribe impairment measurements and reporting related to certain loans.

The company implemented SFAS 116, "Accounting for Contributions Received and Contributions Made," effective January 1, 1995. This standard requires that the fair value of contributions, including unconditional promises to give, be recognized as expense in the period made.

In 1995, the company implemented SFAS 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of." This standard prescribes the method for asset impairment evaluation for long-lived assets and certain identifiable intangibles that are either to be held and used or intended for disposal. The company was generally in conformance with this standard prior to adoption.

In 1995, the company adopted the American Institute of Certified Public Accountants SOP 93-7, "Reporting on Advertising Costs." This SOP provides guidance on financial reporting of advertising costs in annual financial statements. See note O, "Selling and Advertising," on page 64 for additional disclosure on advertising expenses. The company was generally in conformance with this SOP prior to adoption.

In 1998, the company will implement two accounting standards issued by the Financial Accounting Standards Board in June of 1997. SFAS 130, "Reporting Comprehensive Income," and SFAS 131, "Disclosures About Segments of an Enterprise and Related Information," will have no effect on the company's financial position or results of operations as they require only changes in or additions to current disclosures.

During 1997, the Accounting Standards Executive Committee of the American Institute of Certified Public Accountants issued SOP 97-2, "Software Revenue Recognition." This SOP provides guidance on revenue recognition on software transactions and is effective for transactions entered into in fiscal years beginning after December 15, 1997. The company is taking steps to meet the requirements of the SOP and expects that it will not have a material impact on the financial position or results of operations of the company.

C Common Stock Split

On April 29, 1997, the stockholders of the company approved amendments to the Certificate of Incorporation to increase the number of authorized shares of common stock from 750 million to 1,875 million, which was required to effect a two-for-one stock split approved by the company's Board of Directors on January 28, 1997. In addition, the amendments served to reduce the par value of the common stock from $1.25 to $.50 per share. Stockholders of record at the close of business on May 9, 1997, received one additional share for each share held. All share and per share data prior to the second quarter of 1997 presented in the Consolidated Financial Statements and footnotes of this annual report reflect the two-for-one stock split.

D Inventories


(Dollars in millions)

At December 31:     1997     1996
Finished goods    $1,090   $1,413
Work in process    4,026    4,377
Raw materials         23       80
                  ------   ------
Total             $5,139   $5,870
                  ======   ======

56
                   notes to consolidated financial statements

                  International Business Machines Corporation
                            and Subsidiary Companies

--------------------------------------------------------------------------------

E Plant, Rental Machines and Other Property


(Dollars in millions)

At December 31:                       1997      1996

Land and land improvements         $ 1,117   $ 1,208
Buildings                           11,208    12,073
Plant, laboratory and
  office equipment                  25,015    24,824
                                   -------   -------
                                    37,340    38,105
Less: Accumulated
  depreciation                      21,680    22,935
                                   -------   -------
                                    15,660    15,170

Rental machines                      4,793     3,788
Less: Accumulated
  depreciation                       2,106     1,551
                                   -------   -------
                                     2,687     2,237
                                   -------   -------

Total                              $18,347   $17,407
                                   =======   =======


F  Investments and Sundry Assets


(Dollars in millions)

At December 31:                       1997      1996
Net investment in
  sales-type leases*               $13,733   $13,345
Less: Current portion - net          5,720     5,721
                                   -------   -------
                                     8,013     7,624
Deferred taxes                       3,163     3,246
Prepaid pension cost                 3,828     3,324
Customer loan
  receivables - not yet due          2,741     2,622
Installment payment
  receivables                          977       830
 Alliance investments:
  Cost method                          236       320
  Equity method                        484       564
Goodwill, less accumulated
  amortization (1997, $1,717;
  1996, $1,300)                        950     1,067
Marketable securities -
  non-current                          295       381
Other investments and
  sundry assets                      1,228     1,617
                                   -------   -------
Total                              $21,915   $21,595
                                   =======   =======

* These leases relate principally to IBM equipment and are generally for terms ranging from three to five years. Net investment in sales-type leases includes unguaranteed residual values of approximately $563 million and $471 million at December 31, 1997 and 1996, respectively, and is reflected net of unearned income at these dates of approximately $1,600 million and $2,000 million, respectively. Scheduled maturities of minimum lease payments outstanding at December 31, 1997, expressed as a percentage of the total, are approximately as follows: 1998, 45 percent; 1999, 32 percent; 2000, 16 percent; 2001, 5 percent; and 2002 and beyond, 2 percent.

                   notes to consolidated financial statements

                  International Business Machines Corporation
                            and Subsidiary Companies

--------------------------------------------------------------------------------

G Debt

Short-term debt


(Dollars in millions)

At December 31:                                                1997       1996
Commercial paper                                            $ 4,583    $ 6,069
Short-term loans                                              5,699      3,966
Long-term debt: Current maturities                            2,948      2,922
                                                            -------     ------
Total                                                       $13,230    $12,957
                                                            =======    =======


The weighted-average interest rates for commercial paper at December 31, 1997 and 1996, were approximately 5.8 percent and 5.6 percent, respectively. The weighted-average interest rates for short-term loans at December 31, 1997 and 1996, were approximately 5.5 percent and 5.7 percent, respectively.

Long-term debt


(Dollars in millions)

At December 31:                            Maturities          1997       1996
U.S. Dollars:
Debentures:
6.22%                                            2027       $   500    $    --
7.0%                                             2025           600        600
7.0%                                             2045           150        150
7.125%                                           2096           850        850
7.5%                                             2013           550        550
8.375%                                           2019           750        750
Notes: 6.8% average                         1998-2007         2,674      3,199
Medium-term note program: 6.0% average      1998-2009         4,472      1,851
Other: 6.3% average                         1998-2012         1,319        330
                                                            -------    -------
                                                             11,865      8,280



Other currencies (average interest rate
  at December 31, 1997, in parentheses):


Japanese yen (3.1%)                         1998-2014         3,944      4,028
Canadian dollars (5.7%)                     1998-2003           407          5
French francs (8.0%)                        1998-2002            13        282
German deutschmarks (4.9%)                  1998-2000           111         25
Other (8.7%)                                1998-2017           335        207
                                                            -------    -------
                                                             16,675     12,827
Less: Net unamortized discount                                   31         33
                                                            -------    -------
                                                             16,644     12,794
Less: Current maturities                                      2,948      2,922
                                                            -------    -------
Total                                                       $13,696    $ 9,872
                                                            =======    =======

Annual maturities in millions of dollars on long-term debt outstanding at December 31, 1997, are as follows: 1998, $2,948; 1999, $2,766; 2000, $4,213;
2001, $1,021; 2002, $1,338; 2003 and beyond, $4,389.

                   notes to consolidated financial statements

                  International Business Machines Corporation
                            and Subsidiary Companies

--------------------------------------------------------------------------------

H Interest on Debt

Interest paid and accrued on borrowings of the company and its subsidiaries amounted to $1,596 million in 1997, $1,565 million in 1996 and $1,600 million in 1995. Of these amounts, $32 million in 1997, $31 million in 1996 and $23 million in 1995 were capitalized. The remainder was charged to the cost of rentals and financing, or interest expense. The increase in interest expense is primarily due to higher levels of debt, partially offset by lower average interest rates in 1997 versus 1996. The decrease in interest expense in 1996 versus 1995 was primarily a result of lower average interest rates. The average interest rate for total debt was 6.4 percent, 7.0 percent and 7.2 percent in 1997, 1996 and 1995, respectively. These rates reflect the results of currency and interest rate swaps applied to the debt described in note G, "Debt," on page 58.

I Lines of Credit

The company maintains a $10.0 billion committed global credit facility. Unused committed lines of credit from this global facility and other existing committed and uncommitted lines of credit at December 31, 1997, were $13.1 billion, compared to $13.9 billion at December 31, 1996. Interest rates on borrowings vary from country to country depending on local market conditions.

J Financial Instruments

The following presents information on certain significant on-and off-balance sheet financial instruments, including derivatives.

Financial Instruments On-Balance Sheet (excluding derivatives)

Financial assets with carrying values approximating fair value include cash and cash equivalents, marketable securities, notes and other accounts receivable and other investments. Financial liabilities with carrying values approximating fair value include accounts payable and other accrued expenses and liabilities, and short-term and long-term debt.

The following table summarizes the company's marketable securities and other investments, all of which were considered available for sale.

Marketable securities and other investments


(Dollars in millions)                                           Carrying Value

At December 31:                                                   1997   1996

Current marketable securities:
U.S. government securities                                        $ 93   $108
Time deposits and other bank obligations                           181    283
Non-U.S. government securities and other fixed-term obligations    173     59
                                                                  ----   ----
Total                                                             $447   $450
                                                                  ====   ====

Marketable securities - non-current:*
U.S. government securities                                        $ 54   $ 99
Time deposits and other bank obligations                           183    127
Non-U.S. government securities and other fixed-term obligations     58    155
                                                                  ----   ----
Total                                                             $295   $381
                                                                  ====   ====
Other investments:*
Alliance investments on cost method                               $236   $320
                                                                  ====   ====


* Included within Investments and sundry assets on the Consolidated Statement of Financial Position (See note F on page 57).

                   notes to consolidated financial statements

                  International Business Machines Corporation
                            and Subsidiary Companies

--------------------------------------------------------------------------------

Financial Instruments Off-Balance Sheet (excluding derivatives)

IBM has guaranteed certain loans and financial commitments of affiliates. The fair market values of these financial guarantees were $861 million and $787 million at December 31, 1997 and 1996, respectively. Additionally, the company is contingently liable for commitments of various ventures to which it is a party and certain other contracts. These commitments, which in the aggregate were approximately $600 million and $400 million at December 31, 1997 and 1996, respectively, are not expected to have a material adverse effect on the company's financial position or results of operations.

The company's dealers had unused lines of credit available from IBM for working capital financing of approximately $2.1 billion at December 31, 1997 and 1996.

Derivative Financial Instruments

The company has used derivative instruments as an element of its risk management strategy for many years. Although derivatives entail a risk of nonperformance by counterparties, the company manages this risk by establishing explicit dollar and term limitations that correspond to the credit rating of each carefully selected counterparty. The company has not sustained a material loss from these instruments nor does it anticipate any material adverse effect on its results of operations or financial position in the future.

The following table summarizes the notional value, carrying value and fair value of the company's derivative financial instruments on-and off-balance sheet. The notional value at December 31 provides an indication of the extent of the company's involvement in such instruments at that time, but does not represent exposure to market risk.

                                           At December 31, 1997           At December 31, 1996

                                      Notional  Carrying      Fair   Notional  Carrying      Fair
(Dollars in millions)                    Value     Value     Value*     Value     Value     Value*
Interest rate and currency contracts   $24,774   $    29   $    84    $18,700   $   (70)  $  (117)
Option contracts                        14,211        41       193     10,100        92        81
                                       -------   -------   -------    -------   -------   -------
Total                                  $38,985   $    70   $   277    $28,800   $    22   $   (36)
                                       =======   =======   =======    =======   =======   =======

Bracketed amounts are liabilities.

* The estimated fair value of derivatives both on-and off-balance sheet at December 31, 1997 and 1996, consists of assets of $561 million and $258 million and liabilities of $304 million and $294 million, respectively.

The majority of the company's derivative transactions relates to the matching of liabilities to assets associated with its global financing business. The company issues debt, using the most efficient capital markets and products, which may result in a currency or interest rate mismatch with the underlying lease. Interest rate swaps or currency swaps are then used to match the interest rates and currencies of its debt to the related global financing receivables. These swap contracts are principally one to five years in duration. Interest and currency rate differentials accruing under interest rate and currency swap contracts related to the global financing business are recognized over the life of the contracts in interest expense.

The company uses internal regional centers to manage the cash of its subsidiaries. These regional centers principally use currency swaps to convert cash flows in a cost-effective manner, predominantly for the company's European subsidiaries. The terms of the swaps are generally less than one year. The effects of these contracts are recognized over the life of the contract in interest income.

When the terms of the underlying instrument are modified, or if it ceases to exist, all changes in fair value of the swap contract are recognized in income each period until it matures.

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

                  International Business Machines Corporation
                            and Subsidiary Companies

--------------------------------------------------------------------------------

For purchased options that hedge anticipated transactions, gains and losses are deferred and recognized in other income in the same period that the underlying transaction occurs, expires or is otherwise terminated. At December 31, 1997 and 1996, there were no material deferred gains or losses. The premiums associated with entering into option contracts are generally amortized over the life of the options and are not material to the company's results. Unamortized premiums are included in prepaid assets. All written options are marked to market monthly and are not material to the company's results.

The company also enters into derivative transactions to moderate the impact that an appreciation of the dollar relative to other currencies would have on the translation of foreign earnings. These transactions do not qualify as hedges for accounting purposes, and their foreign exchange gains and losses are recorded in earnings as they occur.

K Sale and Securitization of Receivables

At year-end 1997, the company had a net balance of $.9 billion in assets under management from the securitization of loans, leases and trade receivables, compared to $1.1 billion at year-end 1996. The company received total cash proceeds of approximately $3.0 billion and $4.0 billion in 1997 and 1996, respectively, from the sale and securitization of these receivables and assets. No material gain or loss resulted from these transactions. Recourse amounts associated with the aforementioned sales and securitization activities are expected to be minimal, and adequate reserves are in place to cover potential losses.

L Other Liabilities and Environmental

Other liabilities consists principally of accruals for nonpension postretirement benefits for U.S. employees ($6.8 billion) and indemnity and retirement plan reserves for non-U.S. employees ($1.3 billion). More detailed discussion of these liabilities appears in note X, "Nonpension Postretirement Benefits," on pages 73 and 74, and note W, "Retirement Plans," on pages 71 through 73. In addition, noncurrent liabilities associated with prior infrastructure reduction actions amounted to $1.8 billion at December 31, 1997.

The company continues to participate in environmental assessments and cleanups at a number of locations, including operating facilities, previously owned facilities and Superfund sites. The company accrues for all known environmental liabilities for remediation costs when a cleanup program becomes probable and costs can be reasonably estimated. Estimated environmental costs associated with post-closure activities, such as the removal and restoration of chemical storage facilities and monitoring, are accrued when the decision is made to close a facility. The amounts accrued, which do not reflect any insurance recoveries, were $243 million and $244 million at December 31, 1997 and 1996, respectively.

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

M Contingencies

On February 25, 1993, a consolidated and amended class action complaint was filed against the company in the United States District Court for the Southern District of New York alleging violations of Section 12 of the Securities Act of 1933 and Section 10 of the Securities Exchange Act of 1934. The complaint alleges, among other matters, that the company disseminated false and misleading statements concerning its financial condition and dividends during certain periods of 1992, as a result of which plaintiffs were injured in connection with their purchases of IBM stock during the period of September 30, 1992, through December 14, 1992. The plaintiffs seek monetary damages. On February 3, 1997, Judge Jed S. Rakoff issued an order granting the company's motion for summary judgment in this case in its entirety. Plaintiffs have filed an appeal which is pending. The company does not believe that the ultimate outcome of this matter will have a material effect on its results of operations or its financial position.

                   notes to consolidated financial statements

                  International Business Machines Corporation
                            and Subsidiary Companies

--------------------------------------------------------------------------------

N Taxes

(Dollars in millions)
For the year ended December 31:                                                    1997       1996       1995
Earnings before income taxes:
U.S. operations                                                                 $ 3,193    $ 3,025    $ 2,149
Non-U.S. operations                                                               5,834      5,562      5,664
                                                                                -------    -------    -------
                                                                                $ 9,027    $ 8,587    $ 7,813
                                                                                =======    =======    =======
The provision for income taxes by geographic operations
   is as follows:
U.S. operations                                                                 $   974    $ 1,137    $ 1,538
Non-U.S. operations                                                               1,960      2,021      2,097
                                                                                -------    -------    -------
Total provision for income taxes                                                $ 2,934    $ 3,158    $ 3,635
                                                                                =======    =======    =======
The components of the provision for income taxes by
   taxing jurisdiction are as follows:
U.S. federal:
Current                                                                         $   163    $   727    $    85
Deferred                                                                            349         83      1,075
                                                                                -------    -------    -------
                                                                                    512        810      1,160
U.S. state and local:
Current                                                                              83        158         65
Deferred                                                                            (87)      (353)        --
                                                                                -------    -------    -------
                                                                                     (4)      (195)        65
Non-U.S.:
Current                                                                           2,330      2,262      2,093
Deferred                                                                             96        281        317
                                                                                -------    -------    -------
                                                                                  2,426      2,543      2,410
                                                                                -------    -------    -------

Total provision for income taxes                                                  2,934      3,158      3,635
Provision for social security, real estate,
   personal property and other taxes                                              2,774      2,584      2,566
                                                                                -------    -------    -------
Total provision for taxes                                                       $ 5,708    $ 5,742    $ 6,201
                                                                                =======    =======    =======

The effect of tax law changes on deferred tax assets and liabilities did not have a significant impact on the company's effective tax rate.

                   notes to consolidated financial statements

                  International Business Machines Corporation
                            and Subsidiary Companies

--------------------------------------------------------------------------------

The significant components of activities that gave rise to deferred tax assets and liabilities included on the balance sheet were as follows:

Deferred Tax Assets

(Dollars in millions)

At December 31:                             1997      1996
Employee benefits                        $ 3,707   $ 3,554
Capitalized research and development       1,196     1,478
Restructuring charges                      1,163     1,323
Alternative minimum tax credits            1,092     1,016
Asset impairments                          1,027     1,304
Deferred income                              893       993
General business credits                     492       452
Equity alliances                             378       340
Intracompany sales and services              235       194
State and local tax loss carryforwards       203       166
Foreign tax loss carryforwards               202       368
Depreciation                                 132       123
Other                                      2,507     2,411
                                         -------   -------
Gross deferred tax assets                 13,227    13,722
Less: Valuation allowance                  2,163     2,239
                                         -------   -------
Net deferred tax assets                  $11,064   $11,483
                                         =======   =======

Deferred Tax Liabilities

(Dollars in millions)

At December 31:                             1997      1996

Sales-type leases                        $ 3,147   $ 3,126
Retirement benefits                        2,147     1,967
Depreciation                               1,556     1,702
Software costs deferred                      420       648
Other                                      1,413     1,465
                                         -------   -------
Gross deferred tax liabilities           $ 8,683   $ 8,908
                                         =======   =======


The estimated reversal periods for the largest deductible temporary differences are: employee benefits -1 to 30 years; capitalized research and development -1 to 6 years; restructuring -1 to 5 years.

The valuation allowance applies to U.S. federal tax credits, state and local net deferred tax assets, and net operating loss carryforwards that may expire before the company can utilize them.

                   notes to consolidated financial statements

                  International Business Machines Corporation
                            and Subsidiary Companies

--------------------------------------------------------------------------------

A reconciliation of the company's effective tax rate to the statutory U.S. federal tax rate is as follows:


For the year ended December 31:                   1997    1996    1995
Statutory rate                                      35%     35%     35%
Foreign tax differential                            (3)      2       2
State and local                                      1       1       1
U.S. valuation allowance                            --      (6)     (2)
Other                                               --       3       2
                                                ------  ------  ------
Effective rate before purchased in-process
   research and development                         33      35      38
Purchased in-process research and development       --       2       9
                                                ------  ------  ------
Effective rate                                      33%     37%     47%
                                                ======  ======  ======

For tax return purposes, the company has available tax credit carryforwards of approximately $2,035 million, of which $1,092 million have an indefinite carryforward period, $431 million expire in 1999 and the remainder thereafter. The company also has state and local and foreign tax loss carryforwards, the tax effect of which is $405 million. Most of these carryforwards are available for 15 years or have an indefinite carryforward period.

Undistributed earnings of non-U.S. subsidiaries included in consolidated retained earnings amounted to $12,511 million at December 31, 1997, $12,111 million at December 31, 1996, and $12,565 million at December 31, 1995. These earnings, which reflect full provision for non-U.S. income taxes, are indefinitely reinvested in non-U.S. operations or will be remitted substantially free of additional tax.

O Selling and Advertising

Selling and advertising expense is charged against income as incurred. Advertising expense, which includes media, agency and promotional expenses, amounted to $1,708 million, $1,569 million and $1,315 million in 1997, 1996 and 1995, respectively.

P Research, Development and Engineering

Research, development and engineering expense amounted to $4,877 million in 1997, $4,654 million in 1996 and $4,170 million in 1995. Expenditures for product-related engineering included in these amounts were $570 million, $720 million and $783 million in 1997, 1996 and 1995, respectively.

Expenditures of $4,307 million in 1997, $3,934 million in 1996 and $3,387 million in 1995 were made for research and development activities covering basic scientific research and the application of scientific advances to the development of new and improved products and their uses. Of these amounts, software-related activities were $2,016 million, $1,726 million and $1,157 million in 1997, 1996 and 1995, respectively.

Purchased in-process research and development expense was $435 million and $1,840 million for 1996 and 1995, respectively.

                   notes to consolidated financial statements

                  International Business Machines Corporation
                            and Subsidiary Companies

--------------------------------------------------------------------------------

Q Global Financing

The primary focus of IBM's worldwide global financing offerings is to support customers in their acquisition of the company's products and services. This support is provided both by IBM and through its financing subsidiaries, the results of which are presented in this note in a consistent manner.

The following schedules reflect the financial position, net earnings and cash flows for global financing in comparison to the company's consolidated results with global financing results reflected on an equity basis. This involves presenting within a single line item the investment and related return from global financing as reflected in the company's consolidated financial statements. For the statement of financial position, global financing's assets net of related liabilities and after elimination of applicable intracompany transactions, are shown separately as a single line item, Investment in global financing. Eliminations primarily pertain to internal markups to fair value of equipment held on operating leases. With respect to the statement of earnings, net earnings for global financing before applicable taxes, and after elimination of related intracompany transactions are included in the description, Other income. The provision for income taxes for global financing is based on the statutory income tax rate of each country, calculated on a separate return basis. For the statement of cash flows, certain cash flow activities are reclassified to be consistent with the classification of such activities reflected in the company's Consolidated Statement of Cash Flows. Such reclassifications primarily pertain to cash flow activity related to financing receivables.

Because global financing is different in nature from the company's manufacturing, development and services businesses, management believes that the aforementioned type of comparative disclosure enhances the understanding and analysis of the consolidated financial statements.

Statement of Financial Position

                                                                         IBM with
                                                                     Global Financing
(Dollars in millions)                            Global Financing   on an Equity Basis
At December 31:                                    1997      1996      1997      1996
Assets:
Cash and cash equivalents                       $   998   $ 1,433   $ 6,108   $ 6,254
Notes and accounts receivable                        --        --     9,551    10,063
Net investment in capital leases                 13,831    13,430        --        --
Working capital financing receivables             4,928     4,030        --        --
Loans receivable                                  6,951     6,428        --        --
Inventories                                         111        98     5,044     5,788
Plant, rental machines and other property,
    net of accumulated depreciation               5,168     3,988    15,790    15,229
Other assets                                      3,457     2,386    13,364    15,010
Investment in global financing                       --        --     5,142     5,613
                                                -------   -------   -------   -------
Total assets                                    $35,444   $31,793   $54,999   $57,957
                                                =======   =======   =======   =======
Liabilities and stockholders' equity:
Taxes, accrued expenses and other liabilities   $ 7,969   $ 7,915   $32,081   $34,127
Debt                                             23,824    20,627     3,102     2,202
                                                -------   -------   -------   -------
Total liabilities                                31,793    28,542    35,183    36,329
Stockholders' equity/invested capital             3,651     3,251    19,816    21,628
                                                -------   -------   -------   -------
Total liabilities and stockholders' equity      $35,444   $31,793   $54,999   $57,957
                                                =======   =======   =======   =======

                   notes to consolidated financial statements

                  International Business Machines Corporation
                            and Subsidiary Companies

--------------------------------------------------------------------------------

Statement of Earnings

                                                                       IBM with Global Financing
(Dollars in millions)                          Global Financing            on an Equity Basis

For the year ended December 31:            1997      1996      1995      1997      1996      1995
Finance and other income:
Finance income                          $ 1,833   $ 2,048   $ 2,110   $    --   $    --   $    --
Rental income - net                         603       509       415       527       590       469
Sales and services                          788       809     1,001    74,421    71,798    67,588
Other income                                339       320       367     1,119     1,381     1,473
                                        -------   -------   -------   -------   -------   -------
Total finance and other income            3,563     3,686     3,893    76,067    73,769    69,530
Interest and other costs and expenses     2,432     2,426     2,782    67,040    65,182    61,717
                                        -------   -------   -------   -------   -------   -------
Net earnings before income taxes          1,131     1,260     1,111     9,027     8,587     7,813
Provision for income taxes                  429       531       428     2,934     3,158     3,635
                                        -------   -------   -------   -------   -------   -------
Net earnings                            $   702   $   729   $   683   $ 6,093   $ 5,429   $ 4,178
                                        =======   =======   =======   =======   =======   =======

Global financing earnings yielded a return on average invested capital of 20.3 percent in 1997, compared to 22.7 percent in 1996. Included within these results are intracompany services and fees received for tax benefits provided to the company resulting from tax deferrals generated by financing transactions. Such fees are eliminated from the Consolidated Statement of Earnings.

Statement of Cash Flows

                                                                                   IBM with Global Financing
(Dollars in millions)                              Global Financing                    on an Equity Basis

For the year ended December 31:               1997        1996        1995        1997        1996        1995
Net cash provided from operating
   activities                             $  3,919    $  5,314    $  3,712    $ 10,910    $  8,217    $  9,250
Net cash used in investing activities       (8,435)     (5,544)     (3,968)     (3,684)     (3,435)     (3,338)
Net cash provided from (used in)
   financing activities                      4,102         872        (198)     (7,192)     (4,824)     (6,186)
Effect of exchange rate changes on
   cash and cash equivalents                   (21)        (17)        (42)       (180)       (155)        107
                                          --------    --------    --------    --------    --------    --------
Net change in cash and cash equivalents       (435)        625        (496)       (146)       (197)       (167)
Cash and cash equivalents at January 1       1,433         808       1,304       6,254       6,451       6,618
                                          --------    --------    --------    --------    --------    --------
Cash and cash equivalents
   at December 31                         $    998    $  1,433    $    808    $  6,108    $  6,254    $  6,451
                                          ========    ========    ========    ========    ========    ========

                   notes to consolidated financial statements

                  International Business Machines Corporation
                            and Subsidiary Companies

--------------------------------------------------------------------------------

R Net Earnings Per Share of Common Stock

The following table sets forth the computation of basic and diluted earnings per share.

For the year ended December 31:                   1997              1996              1995              1994              1993
Number of shares on which basic
   earnings per share is calculated:
Average outstanding during year            983,286,361     1,056,704,188     1,138,768,058     1,169,917,398     1,146,478,480
Add - Incremental shares under
   stock compensation plans                 27,648,581        23,004,716        18,446,278         8,616,538                --
   - Incremental shares related
   to 5.75% convertible
   bonds (average)                                  --                --        10,582,196        15,430,782                --
                                       ---------------   ---------------   ---------------   ---------------   ---------------
Number of shares on which diluted
   earnings per share is calculated      1,010,934,942     1,079,708,904     1,167,796,532     1,193,964,718     1,146,478,480
                                       ===============   ===============   ===============   ===============   ===============
Net earnings (loss)
   applicable to common
   shareholders (millions)             $         6,073   $         5,409   $         4,116   $         2,937   $        (8,148)
Net earnings effect
   of interest on 5.75%
   convertible bonds (millions)                     --                --                 1                19                --
                                       ---------------   ---------------   ---------------   ---------------   ---------------
Net earnings (loss) on which
   diluted earnings per share
   is calculated (millions)            $         6,073   $         5,409   $         4,117   $         2,956   $        (8,148)
                                       ===============   ===============   ===============   ===============   ===============

Basic earnings (loss) per share        $          6.18   $          5.12   $          3.61   $          2.51   $         (7.11)
Diluted earnings (loss) per share      $          6.01   $          5.01   $          3.53   $          2.48   $         (7.11)

Stock options to purchase 165,833 shares in 1997, 784,141 shares in 1996, 10,304,286 shares in 1995 and 14,531,336 shares in 1994 were outstanding, but were not included in the computation of diluted earnings per share because the options' exercise price was greater than the average market price of the common shares, and therefore, the effect would be antidilutive. In 1993, the incremental shares under stock plans (58,971,448 shares) and the effect of the convertible bonds (15,430,800 shares) were not considered for the diluted earnings per share calculation due to their antidilutive effect. As such, the amounts reported for basic and diluted earnings per share are the same.

                   notes to consolidated financial statements

                  International Business Machines Corporation
                            and Subsidiary Companies

--------------------------------------------------------------------------------

S Rental Expense and Lease Commitments

Rental expense, including amounts charged to inventories and fixed assets and excluding amounts previously reserved, was $1,280 million in 1997, $1,210 million in 1996 and $1,145 million in 1995. The table below depicts gross minimum rental commitments under noncancelable leases, amounts related to vacant space that the company had previously reserved and sublease income commitments. These amounts generally reflect activities related to office space.


                                                                          Beyond
(Dollars in millions)          1998     1999     2000     2001     2002     2002

Gross rental commitments     $1,431   $1,235   $1,101   $  936   $  752   $1,787
Vacant space                    262      206      194      149      111      255
Sublease income commitments     127      115      107       79       57      106


T Stock-Based Compensation Plans

The company applies Accounting Principles Board (APB) Opinion 25 and related Interpretations in accounting for its stock-based compensation plans. A description of the terms of the company's stock-based compensation plans follows:

Long-Term Performance Plan

Incentive awards are provided to officers and other key employees under the terms of the IBM 1997 Long-Term Performance Plan, which was approved by stockholders in April 1997, and its predecessor plan, the 1994 Long-Term Performance Plan ("the Plans"). The Plans are administered by the Executive Compensation and Management Resources Committee of the Board of Directors. The committee determines the type and terms of the awards to be granted, including vesting provisions.

Awards may include stock options, stock appreciation rights (SARs), restricted stock, cash or stock awards, or any combination thereof. The number of shares that may be issued under the IBM 1997 Long-Term Performance Plan for awards is
50.3 million, which was 5 percent of the outstanding common stock on February 10, 1997. There were 46.4 million unused shares available for granting under the IBM 1997 Long-Term Performance Plan and approximately 9.0 million shares available for granting under the 1994 Long-Term Performance Plan at December 31, 1997.

Awards under the Plans resulted in compensation expense of $214.1 million, $203.9 million and $106.3 million that were included in net earnings before income taxes in 1997, 1996 and 1995, respectively. Such awards include those that settle in cash, such as SARs, and restricted stock grants.

                   notes to consolidated financial statements

                  International Business Machines Corporation
                            and Subsidiary Companies

--------------------------------------------------------------------------------

Stock Option Grants

Stock options granted under the Plans allow the purchase of IBM's common stock at 100 percent of the market price on the date of grant and generally expire 10 years from the date of grant. The following table summarizes option activity of the Plans during 1997, 1996 and 1995:

                                        1997                        1996                         1995

                               Wtd. Avg.                    Wtd. Avg.                    Wtd. Avg.
                                Exercise  No. of Shares      Exercise  No. of Shares      Exercise  No. of Shares
                                   Price   under Option         Price   under Option         Price   under Option
Balance at January 1         $        44    61,435,322    $        39    68,565,806    $        34    68,126,634
Options granted                       71    21,471,228             63    15,359,058             39    12,937,404
Options exercised                     42   (19,630,005)            36   (19,302,622)            26    (7,391,578)
Options terminated                    56    (1,548,184)            61    (3,186,920)            52    (5,106,654)
                             -----------   -----------    -----------   -----------    -----------   -----------
Balance at December 31       $        54    61,728,361    $        44    61,435,322    $        39    68,565,806
                             ===========   ===========    ===========   ===========    ===========   ===========
Exercisable at December 31   $        38    26,619,548    $        41    30,603,845    $        46    38,352,820
                             ===========   ===========    ===========   ===========    ===========   ===========

The shares under option at December 31, 1997, were in the following exercise price ranges:

                                    Options Outstanding          Options Currently Exercisable

                                     Wtd. Avg.        Wtd. Avg.                   Wtd. Avg.
                           No. of     Exercise      Contractual        No. of      Exercise
Exercise Price Range      Options        Price   Life (in years)       Options        Price
$21 - 50               25,762,003         $ 32                6     20,646,476         $ 31
$51 - 69               16,880,188           62                7      5,959,624           61
$70 and over           19,086,170           76                9         13,448           74
                       ----------                                   ----------
                       61,728,361                                   26,619,548
                       ==========                                   ==========

IBM Employees Stock Purchase Plan

The IBM Employees Stock Purchase Plan (ESPP) enables substantially all regular employees to purchase full or fractional shares of IBM common stock through payroll deductions of up to 10 percent of eligible compensation. The price an employee pays is 85 percent of the average market price on the last day of an applicable pay period.

During 1997, 1996 and 1995, employees purchased 4,676,980; 6,461,856 and
8,958,680 shares, all of which were treasury shares, for which $354 million, $324 million and $344 million were paid to IBM, respectively.

There were approximately 35.5 million, 40.2 million and 46.6 million reserved unissued shares available for purchase under the ESPP, as previously approved by stockholders, at December 31, 1997, 1996 and 1995, respectively.

                   notes to consolidated financial statements

                  International Business Machines Corporation
                            and Subsidiary Companies

--------------------------------------------------------------------------------

Pro Forma Disclosure

In applying APB Opinion 25, no expense was recognized for stock options granted under the Plan and for employee stock purchases under the ESPP. SFAS 123 requires that a fair market value of all awards of stock-based compensation be determined using standard techniques and that pro forma net earnings and earnings per share be disclosed as if the resulting stock-based compensation amounts were recorded in the Consolidated Statement of Earnings as follows:

(Dollars in millions except per share amounts)

                                                  1997                    1996                     1995

                                       As reported   Pro forma  As reported   Pro forma  As reported   Pro forma
Net earnings applicable to
   common shareholders                   $   6,073   $   5,866    $   5,409   $   5,267    $   4,116   $   4,020
Net earnings per share
   of common stock                       $    6.18   $    5.97    $    5.12   $    4.98    $    3.61   $    3.53
Net earnings per share of
      common stock - assuming dilution   $    6.01   $    5.82    $    5.01   $    4.89    $    3.53   $    3.45

The above pro forma amounts, for purposes of SFAS 123, reflect the portion of the estimated fair value of awards earned in 1997, 1996 and 1995. The aggregate fair value of awards granted is earned ratably over the vesting or service period and is greater than that included in the pro forma amounts.

The company used the Black-Scholes model to value the stock options granted in 1997, 1996 and 1995. The weighted average assumptions used to estimate the value of the options included in the pro forma amounts, and the weighted average estimated fair value of an option granted are as follows:


                                1997       1996       1995
Term (years)*                    5/6        5/6        5/6
Volatility**                    23.0%      22.0%      21.0%
Risk-free interest rate
  (zero coupon
  U.S. Treasury note)            6.2%       6.0%       7.0%
Dividend yield                   1.0%       1.2%       2.0%

Weighted average
  fair value                 $    25    $    20    $    12


* Option term is based on tax incentive options (5 years) and non-tax incentive options (6 years).

** To determine volatility, the company measured the daily price changes of the stock over the most recent 5 and 6 year periods.

U Stock Repurchases

The Board of Directors has authorized the company to repurchase IBM common stock. The company repurchased 81,505,200 common shares at a cost of $7,128 million and 98,930,400 common shares at a cost of $5,810 million in 1997 and 1996, respectively. The repurchases resulted in a reduction of $34,338,668 and $61,831,500 in the stated capital (par value) associated with common stock in 1997 and 1996, respectively. In 1997, 10 million repurchased shares were used to establish the Employee Benefits Trust, while 2,727,864 and 979,000 in 1997 and 1996, respectively, were used to fund new acquisitions. The rest of the repurchased shares were retired and restored to the status of authorized but unissued shares. At December 31, 1997, approximately $2.7 billion of Board authorized repurchases remained. The company plans to purchase shares on the open market from time to time, depending on market conditions.

During 1995, the IBM Board of Directors authorized the company to purchase all its outstanding Series A 7 1/2 percent preferred stock. The company repurchased 13,450 shares at a cost of $1.4 million during 1997, which resulted in a $134.50 ($.01 par value per share) reduction in the stated capital associated with preferred stock. The repurchased shares were retired and restored to the status of authorized but unissued shares. No shares were repurchased in 1996. The company plans to purchase remaining shares on the open market and in private transactions from time to time, depending on market conditions.

                   notes to consolidated financial statements

                  International Business Machines Corporation
                            and Subsidiary Companies

--------------------------------------------------------------------------------

V Employee Benefits Trust

Effective November 1, 1997, the company created an employee benefits trust to which the company contributed 10 million shares of treasury stock. The company is authorized to instruct the trustee to sell shares from time to time and to use proceeds from such sales, and any dividends paid on such contributed stock, toward the partial satisfaction of the company's future obligations under certain of its compensation and benefits plans, including its retiree medical plans. The shares held in trust are not considered outstanding for earnings per share purposes until they are committed to be released, and the shares will be voted by the trustee in accordance with its fiduciary duties. As of December 31, 1997, no shares have been committed to be released.

W Retirement Plans

The company and its subsidiaries have defined benefit and defined contribution retirement plans covering substantially all regular employees, and a supplemental retirement plan that covers certain executives. The aggregate (benefit) cost of these plans for 1997, 1996 and 1995 was $(50) million, $120 million and $377 million, respectively.

The cost of the defined benefit plans for 1997, 1996 and 1995 was as follows:

Net Periodic Pension Cost

                                             U.S. Plan                           Non-U.S. Plans

                                    1997        1996        1995        1997          1996          1995
(Dollars in millions)
Service cost                     $   397     $   412     $   315     $   360    $      378    $      386
Interest cost on the projected
   benefit obligation              2,215       2,125       2,098       1,173         1,292         1,325
Return on plan assets:
   Actual                         (6,193)     (4,849)     (5,500)     (3,461)       (2,543)       (1,848)
   Deferred                        3,286       2,148       2,958       2,021         1,075           403
Net amortizations                   (125)       (121)       (123)         16            28            12
Settlement (gains)/curtailment
   losses                             --          --          --         (68)         (102)          128
                                 -------     -------     -------     -------    ----------    ----------

Net periodic pension cost
   (benefit)                     $  (420)    $  (285)    $  (252)    $    41    $      128    $      406
                                 =======     =======     =======     =======    ==========    ==========
Total net periodic pension
   cost for all non-U.S. plans                                       $    50    $      148    $      417
                                                                     =======    ==========    ==========

Expected long-term rate of
   return on plan assets             9.5%       9.25%       9.25%    6.0-9.5%    6.5-10.0%    6.25-10.0%

Cost of defined
    contribution plans           $   236     $   209     $   176     $    64    $       29    $       21
                                 =======     =======     =======     =======    ==========    ==========

Net periodic pension cost is determined using the Projected Unit Credit actuarial method. Settlement gains in 1997 and 1996 reflect principally the transfer of assets to defined contribution plans upon election by the employees in certain countries. Curtailment losses in 1995 resulted from the significant reductions in the expected years of future service caused by termination programs and represent the immediate recognition of associated prior service cost and a portion of previously unrecognized actuarial losses.

                   notes to consolidated financial statements

                  International Business Machines Corporation
                            and Subsidiary Companies

--------------------------------------------------------------------------------

The table below provides information on the status of the U.S. and material non-U.S. defined benefit retirement plans:

Funded Status

                                                         U.S. Plan             Non-U.S. Plans

                                                      1997         1996         1997        1996
(Dollars in millions)
Actuarial present value of benefit obligations:
   Vested benefit obligation                      $(29,155)    $(26,355)    $(16,388)   $(17,380)
                                                  ========     ========     ========    ========
   Accumulated benefit obligation                 $(30,466)    $(27,698)    $(17,187)   $(18,273)
                                                  ========     ========     ========    ========

Projected benefit obligation                      $(33,161)    $(29,729)    $(18,709)   $(19,739)
Plan assets at fair value                           38,475       34,281       21,601      20,808
                                                  --------     --------     --------    --------
Projected benefit obligation less than
   plan assets                                       5,314        4,552        2,892       1,069
Unrecognized net gain                               (1,901)      (1,421)      (2,822)     (1,539)
Unrecognized prior service cost                        190          193          194         248
Unrecognized net asset established at
   January 1, 1986                                    (911)      (1,052)         (87)       (110)
                                                  --------     --------     --------    --------
Prepaid pension cost (pension liability)
   recognized in the Consolidated
   Statement of Financial Position                $  2,692     $  2,272     $    177    $   (332)
                                                  ========     ========     ========    ========
Assumptions:
Discount rate                                          7.0%        7.75%    4.5-7.5%    4.5-8.5%
Long-term rate of compensation increase                5.0%         5.0%    2.6-6.1%    2.3-6.5%

The U.S. plan's projected benefit obligation increased in 1997 by $3,432 million, primarily as a result of a change in the discount rate assumption, as required under SFAS 87, "Employers' Accounting for Pensions," which increased the projected benefit obligation by approximately $2,723 million. The non-U.S. plans' projected benefit obligation decreased $1,030 million, primarily due to the effects of exchange rates. The fair value of the plan assets for the U.S. and non-U.S. plans increased $4,194 million and $793 million, respectively, year to year as a result of the strong performance of the plan assets.

The effect on the company's results of operations and financial position from changes in the estimates and assumptions used in computing pension expense and prepaid pension cost or pension liability is mitigated by the delayed recognition provisions of SFAS 87, with the exception of the effects of settlement gains, curtailment losses and early terminations, which are recognized immediately.

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

U.S. Plan: U.S. regular, full-time and part-time employees are covered by a noncontributory plan that is funded by company contributions to an irrevocable trust fund, which is held for the sole benefit of employees. In 1994, the company announced major changes to the plan, which took effect in 1995. Under a new formula, which is being phased in over five years, retirement benefits will be determined based on points accumulated for each year worked and final average compensation period. To preserve benefits of employees close to retirement, service and earnings credit will continue to accrue under the prior formula through the year 2000, and upon retirement, these employees will receive the benefit from either the new or prior formulas, whichever is higher. Benefits become vested upon the completion of five years of service. The number of individuals receiving benefits at December 31, 1997 and 1996, was 108,415 and 101,293, respectively.

                   notes to consolidated financial statements

                  International Business Machines Corporation
                            and Subsidiary Companies

--------------------------------------------------------------------------------

Non-U.S. Plans: Most subsidiaries and branches outside the U.S. have retirement plans covering substantially all regular employees, under which funds are deposited under various fiduciary-type arrangements, annuities are purchased under group contracts or reserves are provided. Retirement benefits are based on years of service and the employee's compensation, generally during a fixed number of years immediately prior to retirement. The ranges of assumptions used for the non-U.S. plans reflect the different economic environments within various countries.

In 1994, the company introduced a non-qualified U.S. Supplemental Executive Retirement Plan (SERP) effective January 1, 1995, which is being phased in over three years. The SERP, which is unfunded, provides eligible executives defined pension benefits outside the IBM Retirement Plan, based on average earnings, years of service and age at retirement. At December 31, 1997 and 1996, the projected benefit obligation was $128 million and $93 million, respectively. The net unrecognized costs of the SERP were $72 million and $57 million, and the amounts included in the Consolidated Statement of Financial Position were pension liabilities of $56 million and $36 million at December 31, 1997 and 1996, respectively. The cost of the SERP, which is included in the Consolidated Statement of Earnings, was $20 million, $19 million and $15 million for 1997, 1996 and 1995, respectively.

X Nonpension Postretirement Benefits

The company and its U.S. subsidiaries have defined benefit postretirement plans that provide medical, dental and life insurance for retirees and eligible dependents. Plan cost maximums for those who retired prior to January 1, 1992, will take effect beginning with the year 2001. Plan cost maximums for all other employees take effect upon retirement.

Net periodic postretirement benefit cost for the U.S. plan for the years ended December 31 included the following components:


                                                    1997      1996      1995
(Dollars in millions)
Service cost                                       $  32     $  43     $  40
Interest cost on the accumulated postretirement
  benefit obligation                                 455       478       520
Actual return on plan assets                         (15)      (68)     (198)
Net amortizations and deferrals                     (119)      (87)       (7)
                                                   -----     -----     -----
Net periodic postretirement benefit cost           $ 353     $ 366     $ 355
                                                   =====     =====     =====


Expected long-term rate of return on plan assets     5.0%     9.25%     9.25%

During 1997, the expected long-term rate of return on plan assets was reduced to 5 percent as a result of the shift in the asset portfolio. Certain of the company's non-U.S. subsidiaries have similar plans for retirees. However, most retirees outside the United States are covered by government-sponsored and -administered programs, and the obligations and cost of these programs are not significant to the company.

                   notes to consolidated financial statements

                  International Business Machines Corporation
                            and Subsidiary Companies

--------------------------------------------------------------------------------

The table below provides information on the status of the U.S. plans:


Funded Status

(Dollars in millions)

                                                             1997        1996
Accumulated postretirement benefit obligation:
   Retirees                                               $(5,327)    $(5,454)
   Fully eligible active plan participants                   (518)       (512)
   Other active plan participants                            (539)       (487)
                                                          -------     -------
   Total                                                   (6,384)     (6,453)
Plan assets at fair value                                     120         559
                                                          -------     -------
Accumulated postretirement benefit obligation in excess
   of plan assets                                          (6,264)     (5,894)
Unrecognized net loss                                         578         378
Unrecognized prior service cost                            (1,073)       (902)
                                                          -------     -------
Accrued postretirement benefit cost recognized in the
   Consolidated Statement of Financial Position           $(6,759)    $(6,418)
                                                          =======     =======

Assumed discount rate                                         7.0%       7.75%


The accumulated postretirement benefit obligation was determined by application of the terms of medical, dental and life insurance plans, including the effects of established maximums on covered costs, together with relevant actuarial assumptions. These actuarial assumptions included a projected healthcare cost trend rate of 6 percent. In 1997, the accumulated postretirement benefit obligation increased by $387 million from the change, as required by SFAS 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions," in the assumed discount rate. This increase was partially offset by certain plan amendments, which reduced the accumulated postretirement benefit obligation by $300 million.

The effect of a 1 percent annual increase in the assumed healthcare cost trend rate would increase the accumulated postretirement benefit obligation at December 31, 1997, by approximately $51 million; the 1997 annual costs would not be materially affected.


The plan assets include various domestic short-term fixed income securities. Once plan assets have been depleted, the company intends to fund costs as they are incurred. The accounting for the plan is based on the written plan.

                   notes to consolidated financial statements

                  International Business Machines Corporation
                            and Subsidiary Companies

--------------------------------------------------------------------------------

Y Segment Information

IBM is in the business of providing customer solutions through the use of advanced information technologies. The company operates primarily in the single industry segment that creates value by offering a variety of solutions that include, either singularly or in some combination, services, software, systems, products, financing and technologies. The schedule below shows revenue by classes of similar products or services. Financial information by geographic area is summarized in note Z, "Geographic Areas," on pages 76 and 77.

For purposes of classifying similar information technology products, general-purpose computer systems that operate on a large class of applications are classified as servers when the systems are simultaneously used by multiple users at one time, or as clients when the systems are used by one user at a time. Clients include personal computer and RS/6000 products, general-purpose display-based terminals and monitors, and consumer and financial systems. Servers include the System/390, AS/400, RS/6000 and personal computer server products. Storage consists of externally attached direct access storage devices and tape storage devices. Other peripherals consists of advanced function printers and telecommunication devices. OEM hardware consists primarily of revenue from the sale of HDD storage files and semiconductors.

These hardware classes of products represent groupings that perform similar functions, as opposed to the complete spectrum of products associated with IBM's product divisions. Accordingly, they do not represent the full range of any division's offerings, which could include related peripherals, software and maintenance.

Services represents a full range of solutions in Network Services, which includes managed network operations and services; Professional Services, consisting of systems management or outsourcing, systems integration design and development, education and consulting; and Product Support Services, which consists of availability services for operation support and business recovery systems. Software includes applications and systems software for both host and distributed systems. Maintenance consists of separately billed charges for maintenance. Financing and other is composed primarily of financing revenue and products and supplies not otherwise classified.

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


Revenue by Classes of Similar Products or Services

                                Consolidated                   U.S. Only
(Dollars in millions)
                            1997     1996*    1995*      1997     1996*    1995*
Information technology:
Clients**                $13,915  $13,925  $12,677    $ 5,804  $ 5,519  $ 4,881
Servers**                 11,868   12,421   12,597      4,535    4,365    4,464
Peripherals:
   Storage**               2,725    2,779    3,306      1,131    1,036    1,121
   Other peripherals**     2,126    2,304    2,085        781      860      764
OEMhardware                5,590    4,550    4,490      3,848    3,092    2,824
Services                  19,302   15,873   12,714      7,980    6,129    4,606
Software                  12,844   13,052   12,657      4,569    4,377    4,117
Maintenance                6,402    6,981    7,409      2,461    2,525    2,618
Financing and other        3,736    4,062    4,005      1,554    1,492    1,394
                          ------   ------   ------    -------  -------   ------
Total                    $78,508  $75,947  $71,940    $32,663  $29,395  $26,789
                         =======  =======  =======    =======  =======  =======

*     Reclassified to conform to 1997 presentation.

** Hardware only, includes applicable rental revenue, excludes functions not embedded, software and maintenance.

                   notes to consolidated financial statements

                  International Business Machines Corporation
                            and Subsidiary Companies

--------------------------------------------------------------------------------

Z Geographic Areas

The United States and Canada are managed as a single enterprise. However, in compliance with SFAS 14, "Financial Reporting for Segments of a Business Enterprise," the United States is reported as a separate geographic area. Canadian operations are included in the "Americas" area.

Non-U.S. subsidiaries operating in local currency environments account for approximately 81 percent of the company's non-U.S. revenue. The remaining 19 percent is from subsidiaries and branches operating in U.S. dollars or in highly inflationary environments.

In the Europe/Middle East/Africa area, European operations accounted for approximately 95 percent of revenue in 1997, 1996 and 1995.

Interarea transfers consist principally of completed machines, subassemblies and parts, and software. Machines and subassemblies and parts are generally transferred at an intracompany selling price. Software transfers represent license fees paid by non-U.S. subsidiaries. The intracompany selling price that relates to fixed asset transfers is capitalized and depreciated by the importing area.

                   notes to consolidated financial statements

                   International Business Machines Corporation
                            and Subsidiary Companies

--------------------------------------------------------------------------------

(Dollars in millions)
                                             1997           1996           1995
United States


Revenue - Customers                      $ 32,663       $ 29,395       $ 26,789
Interarea transfers                         9,426         10,197         10,553
                                         --------       --------       --------
Total                                    $ 42,089       $ 39,592       $ 37,342
Net earnings                                2,354          1,782            599
Assets at December 31                      41,633         39,724         38,584

Europe/Middle East/Africa

Revenue - Customers                      $ 23,919       $ 25,280       $ 25,238
Interarea transfers                         2,513          2,455          2,530
                                         --------       --------       --------
Total                                    $ 26,432       $ 27,735       $ 27,768
Net earnings                                1,343          1,474          2,271
Assets at December 31                      21,006         21,732         24,066

Asia Pacific

Revenue - Customers                      $ 15,246       $ 14,752       $ 13,892
Interarea transfers                         3,475          2,781          2,698
                                         --------       --------       --------
Total                                    $ 18,721       $ 17,533       $ 16,590
Net earnings                                1,788          1,466          1,098
Assets at December 31                      11,984         12,152         12,789

Americas

Revenue - Customers                      $  6,680       $  6,520       $  6,021
Interarea transfers                         4,407          5,123          5,333
                                         --------       --------       --------
Total                                    $ 11,087       $ 11,643       $ 11,354
Net earnings                                  586            578            324
Assets at December 31                       7,628          8,123          7,530

Eliminations

Revenue                                  $(19,821)      $(20,556)      $(21,114)
Net earnings                                   22            129           (114)
Assets                                       (752)          (599)        (2,677)

Consolidated

Revenue                                  $ 78,508       $ 75,947       $ 71,940
Net earnings                                6,093          5,429          4,178
Assets at December 31                      81,499         81,132         80,292
                                         ========       ========       ========


                   International Business Machines Corporation
                            and Subsidiary Companies

--------------------------------------------------------------------------------

Five-Year Comparison of Selected Financial Data

(Dollars in millions except per share amounts)

For the year:                                         1997       1996       1995       1994        1993
Revenue                                            $78,508    $75,947    $71,940    $64,052     $62,716
Net earnings (loss) before
   changes in accounting principles                  6,093      5,429      4,178      3,021      (7,987)
   Per share of common stock                          6.18       5.12       3.61       2.51       (7.01)
Effect of accounting changes*                           --         --         --         --        (114)
   Per share of common stock                            --         --         --         --        (.10)
Net earnings (loss)                                  6,093      5,429      4,178      3,021      (8,101)
   Per share of common stock                          6.18       5.12       3.61       2.51       (7.11)
   Per share of common stock - assuming dilution      6.01       5.01       3.53       2.48       (7.11)
Cash dividends paid on common stock                    763        686        572        585         905
   Per share of common stock                          .775        .65        .50        .50         .79
Investment in plant, rental machines
   and other property                                6,793      5,883      4,744      3,078       3,232
Return on stockholders' equity                        29.7%      24.8%      18.5%      14.3%         --

At end of year:
Total assets                                       $81,499    $81,132    $80,292    $81,091     $81,113
Net investment in plant, rental machines
   and other property                               18,347     17,407     16,579     16,664      17,521
Working capital                                      6,911      6,695      9,043     12,112       6,052
Total debt                                          26,926     22,829     21,629     22,118      27,342
Stockholders' equity                                19,816     21,628     22,423     23,413      19,738

*     1993, postemployment benefits.


Selected Quarterly Data

(Dollars in millions except per share amounts and stock prices)

                                                           Per Share
                                                              Common
                                                               Stock
                                                            Earnings                      Stock Prices**
                             Gross        Net               Assuming
                 Revenue    Profit   Earnings  Earnings     Dilution    Dividends        High         Low
1997
First quarter    $17,308   $ 6,592   $1,195   $    1.18    $    1.16    $    .175   $   85.06   $   65.00
Second quarter    18,872     7,401    1,446        1.46         1.43         .200       93.75       63.56
Third quarter     18,605     7,098    1,359        1.38         1.35         .200      109.44       90.13
Fourth quarter    23,723     9,518    2,093        2.16         2.11         .200      113.50       88.63
                 -------   -------   ------   ---------    ---------    ---------
Total            $78,508   $30,609   $6,093   $    6.18    $    6.01*   $    .775
                 =======   =======   ======   =========    =========    =========
                                                                                                     1996
First quarter    $16,559   $ 6,769   $  774   $     .71    $     .69    $    .125   $   64.44   $   41.56
Second quarter    18,183     7,191    1,347        1.26         1.24         .175       60.44       48.06
Third quarter     18,062     7,258    1,285        1.23         1.20         .175       63.94       44.56
Fourth quarter    23,143     9,321    2,023        1.97         1.93         .175       83.00       61.56
                 -------   -------   ------   ---------    ---------    ---------
Total            $75,947   $30,539   $5,429   $    5.12*   $    5.01*   $    .650
                 =======   =======   ======   =========    =========    =========

* The sum of the quarters' earnings per share does not equal the year-to-date earnings per share due to changes in average share calculations. This is in accordance with prescribed reporting requirements.

** The stock prices reflect the high and low prices for IBM's common stock on the New York Stock Exchange composite tape for the last two years.

                                   stockholder
                                   information

--------------------------------------------------------------------------------

IBM Stockholder Services

Stockholders with questions about their accounts should contact:

First Chicago Trust Company of New York
Mail Suite 4688
P.O. Box 2530
Jersey City, New Jersey
07303-2530
(888) IBM-6700

Investors residing outside the United States, Canada and Puerto Rico should call
(201) 324-0405.

Stockholders can also reach First Chicago Trust Company via the Internet at: shares@ibm.net

Hearing-impaired stockholders with access to a telecommunications device (TDD) can communicate directly with First Chicago Trust Company of New York by calling
(201) 222-4489.

IBM Investor Services

The Investor Services Program brochure outlines a number of services provided for IBM stockholders and potential IBM investors, including the reinvestment of dividends, direct purchase and the deposit of IBM stock certificates for safekeeping. Call (888) 421-8860 for a copy of the brochure. Investors residing outside the United States, Canada and Puerto Rico should call (212) 220-4169.

Stockholder Communications

Stockholders in the United States and Canada can get quarterly financial results, listen to a summary of Mr. Gerstner's Annual Meeting remarks and hear voting results from the meeting by calling (800) IBM-7800. Callers can also request printed copies of the information via mail or fax. Stockholders residing outside the United States, Canada and Puerto Rico should call (402) 573-9861.

Investors with other requests may write to:

IBM Stockholder Relations
IBM Corporation
New Orchard Road
Armonk, New York 10504

Annual Meeting

The IBM Annual Meeting of Stockholders will be held on Tuesday, April 28, 1998, at 10 a.m. (CST) at the Arie Crown Theatre, Lakeside Center, Chicago, Illinois.

IBM Stock

IBM common stock is listed on the New York Stock Exchange, on other exchanges in the United States and around the world.

IBM on the Internet

Topics featured in this Annual Report can be found via the IBM home page on the Internet at http://www.ibm.com. Financial results, news on IBM products, services and other activities can also be found via that address.

Literature for IBM Stockholders

The following literature on IBM is available without charge from First Chicago Trust Company of New York

Mail Suite 4688
P.O. Box 2530
Jersey City, New Jersey
07303-2530
(201) 324-0405.

The Form 10-K Annual Report and Form 10-Q Quarterly Reports to the SEC provide additional information on IBM's business. The 10-K is issued in April; 10-Q reports are released in May, August and November.

An audiocassette recording of the 1997 Annual Report is available for sight-impaired stockholders.

IBM Credit Corporation's Annual Report is available in April.

"IBM and the Environment" reports on IBM's environmental, safety and energy programs.

"Valuing Diversity: An Ongoing Commitment" reviews IBM's philosophy on workforce diversity, equal opportunity, affirmative action and work/life balance. Programs, both within IBM and in the community, that promote opportunities for women, minorities, people with disabilities, and Vietnam-era and disabled veterans are also discussed.

General Information

For answers to general questions about IBM from within the continental United States, call (800) 426-3333; from outside the continental United States, call
(520) 574-4600.

Corporate Offices

International Business Machines Corporation
New Orchard Road
Armonk, New York 10504
(914) 499-1900

[LOGO] The IBM Annual Report is printed on recycled paper and is recyclable.

Advantis, Aptiva, AS/400, AS/400e, Magic 3D Coloring Book, DB2, DB2 Universal Database, Deep Blue, e-business logo, IBM, IBM Global Network, IBM logo, IntelliStation, Netfinity, Network Station, PowerPC, RS/6000, ScrollPoint, SP, System/390, S/390 Parallel Enterprise Server, ThinkPad and ViaVoice are trademarks or registered trademarks of International Business Machines Corporation in the United States and/or other countries. Domino, eSuite, Lotus, Lotus Notes and Notes are trademarks or registered trademarks of Lotus Development Corporation. Tivoli is a trademark of Tivoli Systems, Inc. in the U.S. and/or other countries. In Denmark, Tivoli is a trademark licensed from Kj benhavns Sommer-Tivoli A/S. NetObjects Fusion is a trademark of NetObjects, Inc. Edmark is a registered trademark of Edmark Corporation. Intel is a registered trademark of Intel Corporation. Java and JavaBeans are trademarks or registered trademarks of Sun Microsystems, Inc. Microsoft, Windows and Windows NT are registered trademarks of Microsoft Corporation. Crayola is a registered trademark of Binney & Smith, Inc.

Printed in U.S.                                                     G507-0501-03