Form 10-K, Exhibit 13
period 1998-12-31
INTERNATIONAL BUSINESS MACHINES CORP
filed 1999-03-29
CIK 51143

FINANCIAL REPORT
International Business Machines Corporation and Subsidiary Companies

Report of Management                                                          52

Report of Independent Accountants                                             53

Management Discussion                                                         54

Consolidated Financial Statements

      Earnings                                                                64
      Financial Position                                                      65
      Stockholders' Equity                                                    66
      Cash Flows                                                              68

Notes To Consolidated Financial Statements

      A  Significant Accounting Policies                                      69
      B  Accounting Changes                                                   71
      C  Subsequent Events                                                    72
      D  Divestitures                                                         72
      E  Common Stock Split                                                   72
      F  Inventories                                                          72
      G  Plant, Rental Machines and Other Property                            72
      H  Investments and Sundry Assets                                        72
      I  Lines of Credit                                                      73
      J  Sale and Securitization of Receivables                               73
      K  Debt                                                                 73
      L  Interest on Debt                                                     74
      M  Financial Instruments                                                74
      N  Other Liabilities and Environmental                                  76
      O  Stockholders' Equity Activity                                        76
      P  Contingencies                                                        77
      Q  Taxes                                                                77
      R  Selling and Advertising                                              78
      S  Research, Development and Engineering                                78
      T  Earnings Per Share of Common Stock                                   79
      U  Rental Expense and Lease Commitments                                 79
      V  Stock-Based Compensation Plans                                       79
      W  Retirement Plans                                                     81
      X  Nonpension Postretirement Benefits                                   83
      Y  Segment Information                                                  84

Five-Year Comparison of Selected Financial Data                               90

Selected Quarterly Data                                                       90

Stockholder Information                                                       91

Board of Directors and Senior Management                                      92

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

PricewaterhouseCoopers LLP, independent accountants, is retained to examine IBM's financial statements. Its accompanying report is based on an examination conducted in accordance with generally accepted auditing standards, including a review of the internal control structure and tests of accounting procedures and records.

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

/s/ Louis V. Gerstner, Jr.          /s/ Douglas L. Maine

Louis V. Gerstner, Jr.              Douglas L. Maine

Chairman of the Board and           Senior Vice President and
Chief Executive Officer             Chief Financial Officer

REPORT OF INDEPENDENT ACCOUNTANTS
International Business Machines Corporation and Subsidiary Companies

To the Stockholders and Board of Directors of International Business Machines
Corporation:

In our opinion, the accompanying consolidated financial statements, appearing on pages 64 through 89, present fairly, in all material respects, the financial position of International Business Machines Corporation and its subsidiaries at December 31, 1998 and 1997, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1998, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.


/s/ PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP

1301 Avenue of the Americas
New York, NY 10019

January 21, 1999

MANAGEMENT DISCUSSION
International Business Machines Corporation and Subsidiary Companies

Overview

IBM's financial results for 1998 demonstrated the value and strength of the company's portfolio of businesses. The company achieved good results despite a number of challenges throughout the year: weakness in Asia, ongoing softness in memory chip prices, continued pricing pressures across many of its product lines, product transitions in the Server segment and weakness in Latin America during the second half of the year. Despite all of these factors, the company achieved overall strong performance, especially from its Global Services segment, Software segment and hard disk drive (HDD) products of the Technology segment. The AS/400 product line, when viewed on a combined software and hardware basis, had good year-over-year performance. On a geographic basis, good results within North America and Europe were somewhat offset by weakness in Asia and Latin America.

The company's financial results showed improved revenue growth and a more balanced performance between gross profit and expense in the second half of the year versus the first half of 1998. This improved performance led to a diluted earnings per share growth of about 17 percent in the second half of the year, versus a decline of about 1 percent in the first half of the year when compared to the same periods of 1997.

The company reported revenue of $81.7 billion--a record for the fourth consecutive year; while net income of $6.3 billion yielded a record $6.57 earnings per share of common stock--assuming dilution. The company funded investments of approximately $20 billion in capital expenditures, research and development, strategic acquisitions and repurchases of common stock.

Challenges

While good progress was made in 1998, there are a number of uncertainties facing the company in 1999: the continued weak economies in Asia and Latin America, continued price pressure in the information technology industry, particularly within the fiercely competitive Personal Systems segment and the microelectronics unit of the Technology segment, and how the "Year 2000 issue" will affect customer purchases. The company's focus in 1999 will be to increase revenue with particular emphasis on addressing customers' needs to build integrated e-business solutions through the use of the company's hardware, services, software and technology. In addition, the company plans to continue to invest judiciously, reduce infrastructure and optimize the deployment of the company's employees and resources to maintain or improve its pre-tax profits.

Forward-looking and Cautionary Statements

Certain statements contained in this Annual Report may constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements involve a number of risks, uncertainties and other factors that could cause actual results to differ materially, as discussed more fully elsewhere in this Annual Report and in the company's filings with the Securities and Exchange Commission, including the company's 1998 Form 10-K to be filed on or about March 26, 1999.

Results of Operations

--------------------------------------------------------------------------------
(Dollars in millions except per share amounts)

                                            1998           1997           1996
--------------------------------------------------------------------------------
Revenue                                   $81,667        $78,508        $75,947
Cost                                       50,795         47,899         45,408
--------------------------------------------------------------------------------
Gross profit                               30,872         30,609         30,539
Gross profit margin                          37.8%          39.0%          40.2%
Total expense                              21,832         21,582         21,952
--------------------------------------------------------------------------------
Income before
  income taxes                            $ 9,040        $ 9,027        $ 8,587
================================================================================
Net income                                $ 6,328        $ 6,093        $ 5,429
================================================================================
Earnings per share of
  common stock--basic                     $  6.75        $  6.18        $  5.12
================================================================================
Earnings per share of
  common stock--
  assuming dilution                       $  6.57        $  6.01        $  5.01
================================================================================

Revenue in 1998 grew 4.0 percent as reported and 6.2 percent when currency impacts are removed. This increase was primarily driven by growth in the Global Services segment, HDD storage products of the Technology segment, and middleware software offerings including those from Tivoli Systems, Inc. (Tivoli) of the Software segment.

The following table provides the company's percentage of revenue by segment and illustrates the continuing shift toward a greater percentage of the company's revenue being derived from the Global Services and Software segments.

--------------------------------------------------------------------------------
                                               1998          1997          1996
--------------------------------------------------------------------------------
Hardware segments                              43.4%         46.7%         48.2%
Global Services segment                        35.4          32.1          29.4
Software segment                               14.5          14.2          15.0
Global Financing segment                        3.5           3.6           4.0
Enterprise Investments
  segment/Other                                 3.2           3.4           3.4
--------------------------------------------------------------------------------
Total                                         100.0%        100.0%        100.0%
================================================================================

MANAGEMENT DISCUSSION
International Business Machines Corporation and Subsidiary Companies

The overall gross profit margin at 37.8 percent decreased 1.2 points from 1997, following a 1.2 point decrease in 1997 versus 1996. The declines were primarily the result of the company's continued shift to global services in 1998 and 1997. The Global Services segment has a lower gross profit margin than the company's Server segment (S/390, AS/400 and RS/6000), which has been declining as a percentage of total revenue over the past three years.

The 1998 revenue from the United States was $35.3 billion, an increase of 8.1 percent from 1997. Revenue from Europe/ Middle East/Africa was $26.0 billion, up
8.6 percent (up about 9 percent in constant currency). Asia Pacific revenue fell
9.4 percent (down about 1 percent in constant currency) to $13.8 billion, while revenue from Latin America was $3.3 billion, a decline of 9.2 percent (down about 7 percent in constant currency) versus 1997. Revenue from Canada was $3.3 billion, an increase of 6.8 percent (up about 14 percent in constant currency) compared to 1997.

Information about the company's operating segments can be found in note Y, "Segment Information," on pages 84 through 89. This note provides additional information, including a description of the products and services of each segment, as well as financial data pertaining to each segment.

The following discussion is based on the Consolidated Financial Statements found on pages 64 through 68, which reflect, in all material respects, the company's segment results on an external basis.

--------------------------------------------------------------------------------
Hardware Segments

(Dollars in millions)                    1998            1997            1996
--------------------------------------------------------------------------------
Revenue                                 $35,419         $36,630         $36,634
Cost                                     24,214          23,473          22,888
--------------------------------------------------------------------------------
Gross profit                            $11,205         $13,157         $13,746
================================================================================
Gross profit margin                        31.6%           35.9%           37.5%
--------------------------------------------------------------------------------

Revenue from Hardware segments decreased 3.3 percent (down about 2 percent in constant currency) from 1997, after being essentially flat in 1997 versus 1996. Gross profit dollars from Hardware segments declined 14.8 percent from 1997, following a decrease of 4.3 percent in 1997 from 1996.

Technology segment revenue increased 7.3 percent in 1998 versus 1997, following an increase of 8.2 percent in 1997 compared to 1996. The increases were driven by continued strong growth in HDD storage products, which are primarily sold to Original Equipment Manufacturers (OEMs) for use in their product offerings, storage tape products, and growth in custom logic products. These increases were partially offset by lower dynamic random access memory (DRAM) revenue due to the continued industry-wide pricing pressures and lower revenue from high-end storage products. The company continues to evaluate various alternatives to mitigate the impact of memory price pressures on the results of the company. These alternatives include, among other actions, realigning alliance structures, rebalancing sources of supply and redirecting product focus.

Server segment revenue decreased 5.9 percent in 1998 from 1997, following a decrease of 7.7 percent in 1997 versus 1996. The declines were driven by lower revenue from S/390, AS/400 and RS/6000. While S/390 revenue declined, total delivery of computing power increased over 60 percent as measured in MIPS (millions of instructions per second) versus last year. AS/400 and RS/6000 were impacted by the effect of product transitions late in 1998, as well as anticipation by customers of early 1999 product announcements.

Personal Systems segment revenue declined 10.9 percent in 1998 from 1997, following an increase of 3.3 percent in 1997 versus 1996. The decline in 1998 versus 1997 was driven by lower revenue from both commercial and consumer personal computers. Although Personal Systems segment revenue declined for the full year, the second half of 1998 showed improved performance when compared to the first half of the year. The increase in revenue in 1997 over 1996 was driven by higher commercial personal computer revenue and increased general-purpose display revenue.

The decrease in the 1998 Hardware segments' gross profit dollars was driven primarily by lower margins associated with Personal Systems segment products. This was a result of severe price reductions, partially offset by cost improvements. In addition, gross profit dollars for the Technology segment were lower due to the year-to-year price reductions in DRAMs. The decrease in gross profit margin over the periods continues to be driven by the shift in the company's revenue to lower gross profit products, such as personal computers, OEM semiconductors and HDDs, as well as price pressures. The overall Hardware segments' gross profit dollars and margin continue to be adversely impacted by pricing pressures across most products.

--------------------------------------------------------------------------------
Global Services Segment

(Dollars in millions)                     1998            1997            1996
--------------------------------------------------------------------------------
Revenue                                 $28,916         $25,166         $22,310
Cost                                     21,125          18,464          16,270
--------------------------------------------------------------------------------
Gross profit                            $ 7,791         $ 6,702         $ 6,040
================================================================================
Gross profit margin                        26.9%           26.6%           27.1%
--------------------------------------------------------------------------------

MANAGEMENT DISCUSSION
International Business Machines Corporation and Subsidiary Companies

The Global Services segment revenue increased 14.9 percent in 1998 (up about 18 percent in constant currency) from 1997 and 12.8 percent in 1997 over 1996. The increases were driven by all major categories of services. Strategic outsourcing was a major contributor to the growth. Strategic outsourcing is the management of all or part of our customer's business processes, technology operations, network operations and data. The company's IT consulting and systems integration offerings also had strong growth. Systems integration services assist companies to bridge the gap between current capabilities and future business requirements by modifying their existing applications and integrating new ones.

Another category of service offerings which demonstrated significant growth in 1998 was product support services. These services identify systems-related requirements and determine more efficient solutions. The major offering categories in this area are hardware and software support, business recovery services, systems management and networking services, and site and connectivity services.

E-business spans many of the Global Services segment offerings already mentioned and played a key role in its 1998 growth. The company's e-business services offerings include: e-business strategy and planning; e-commerce services for Web selling, e-payments, e-procurement, security and privacy; e-business enablement services involving applications, information use and messaging; learning services such as distributed learning; and hosted business applications such as network-delivered applications, Web hosting and Web infrastructure outsourcing.

In 1998, the company signed services contracts worth $33 billion, increasing the backlog to $51 billion. The company continued to meet the growing demand for its services by hiring about 18,000 employees in 1998 and over 15,000 employees in each of 1997 and 1996.

Revenue and profitability increases in these services categories were partially offset by lower revenue associated with maintenance offerings. The maintenance portion of the Global Services segment continues to be affected by price reductions on maintenance offerings. The focus on stabilizing maintenance revenues led to identification of many new opportunities in this business. While maintenance gross profit dollars are declining as a result of lower revenue, the decrease was partially offset by cost efficiencies achieved in 1998. These productivity improvements have sustained the gross profit margin despite competitive pressures and overall declining revenue. The effect of lower maintenance revenues was to reduce the overall Global Services profit margins, but this impact was more than offset by increases in services profitability and the sustained margins of the maintenance business.

--------------------------------------------------------------------------------
Software Segment

(Dollars in millions)                     1998            1997            1996
--------------------------------------------------------------------------------
Revenue                                 $11,863         $11,164         $11,426
Cost                                      2,260           2,785           2,946
--------------------------------------------------------------------------------
Gross profit                            $ 9,603         $ 8,379         $ 8,480
================================================================================
Gross profit margin                        80.9%           75.1%           74.2%
--------------------------------------------------------------------------------

Software segment revenue increased 6.3 percent in 1998 (up about 9 percent in constant currency) from 1997, following a decline of 2.3 percent from 1996. The revenue increase in 1998 was driven by growth in the company's middleware products consisting of data management, transaction processing, Tivoli systems management, and messaging and collaboration. In addition, operating systems software grew slightly year over year primarily as a result of strong AS/400 revenue. The decrease in 1997 versus 1996 of 2.3 percent was a result of lower operating system revenue associated with S/390 products. This decrease was partially offset by increased revenue for middleware products, especially systems management software from Tivoli.

Software segment gross profit dollars increased 14.6 percent in 1998 from 1997, following a decrease of 1.2 percent in 1997 from 1996. The improvement in gross profit dollars was the result of less amortization cost of previously deferred development spending. This is the result of more software spending being expensed in the period incurred, and less being capitalized in relation to historical levels. In 1997, this improvement was more than offset by the decline in revenue versus 1996.

--------------------------------------------------------------------------------
Global Financing Segment

(Dollars in millions)                       1998           1997           1996
--------------------------------------------------------------------------------
Revenue                                    $2,877         $2,806         $3,054
Cost                                        1,494          1,448          1,481
--------------------------------------------------------------------------------
Gross profit                               $1,383         $1,358         $1,573
================================================================================
Gross profit margin                          48.1%          48.4%          51.5%
--------------------------------------------------------------------------------

Global Financing segment revenue increased 2.5 percent in 1998 (up about 5 percent in constant currency) from 1997, following a decrease of 8.1 percent in 1997 versus 1996. The revenue increase in 1998 over 1997 was due to improved used equipment sales and growth in software and services financing, offset by a decline in working capital financing and decreased interest income. The revenue decline in 1997 versus 1996 was attributable to lower used equipment sales and decreases in both working capital financing and interest income.

Gross profit dollars increased 1.8 percent in 1998 versus 1997, following a decrease of 13.7 percent in 1997 from 1996. The increase in 1998 versus 1997 was primarily due to increased revenue and a higher gross profit margin in the U.S. markets. The decrease in 1997 versus 1996 reflects a trend towards financing a greater volume of low-end products and faster

MANAGEMENT DISCUSSION
International Business Machines Corporation and Subsidiary Companies

growth in the more competitive U.S. markets. See note Y, "Segment Information," on pages 84 through 89 for more detailed information on the Global Financing segment.

--------------------------------------------------------------------------------
Enterprise Investments Segment/Other

(Dollars in millions)                       1998           1997           1996
--------------------------------------------------------------------------------
Revenue                                    $2,592         $2,742         $2,523
Cost                                        1,702          1,729          1,823
--------------------------------------------------------------------------------
Gross profit                               $  890         $1,013         $  700
================================================================================
Gross profit margin                          34.3%          36.9%          27.7%
--------------------------------------------------------------------------------

Information, including a description of the company's Enterprise Investment segment, can be found in note Y, "Segment Information," on pages 84 through 89.

The revenue from the Enterprise Investments segment/Other decreased 5.5 percent (down about 3 percent in constant currency) from 1997, following an increase of
8.7 percent in 1997 from 1996. The decrease was primarily a result of lower software revenue, partially offset by higher revenue from point-of-sale terminals. The increase in 1997 versus 1996 was driven by higher software and point-of-sale terminal revenue. The gross profit dollars from the Enterprise Investments segment/Other decreased 12.1 percent in 1998 versus 1997, following an increase of 44.7 percent in 1997 versus 1996. The decline in 1998 gross profit dollars was primarily driven by the lower software revenue versus 1997, while the increase in 1997 versus 1996 was due to lower software costs.

--------------------------------------------------------------------------------
Operating Expenses

(Dollars in millions)                            1998        1997        1996
--------------------------------------------------------------------------------
Selling, general and
  administrative                                $16,662     $16,634     $16,854
Percentage of revenue                              20.4%       21.2%       22.2%
Research, development
  and engineering                               $ 5,046     $ 4,877     $ 5,089
Percentage of revenue                               6.2%        6.2%        6.7%
--------------------------------------------------------------------------------

Selling, general and administrative (SG&A) expense was essentially flat in 1998 versus 1997 and declined 1.3 percent in 1997 from 1996. The company continued its focus on reducing infrastructure costs with particular emphasis on expenses not related to revenue, e.g., non-customer travel and contracted services, while reallocating its resources to allow for investment in growth segments of the business. These actions yielded a 0.8 percentage point improvement in the expense-to-revenue ratio in 1998 and a 1.0 percentage point improvement in 1997.

The company continues to focus on productivity, expense controls and prioritization of spending in order to improve its expense-to-revenue level.

Research, development and engineering expense increased 3.5 percent in 1998 from 1997, following a decrease of 4.2 percent in 1997 from 1996. The increase reflects the company's continued investments in high-growth opportunities like e-business, Java, Tivoli systems management and HDD products, as well as the impact of additional expenses associated with new acquisitions. The decline in 1997 versus 1996 was a result of $435 million of purchased in-process research and development being recorded in 1996 for the Tivoli and Object Technology International, Inc. acquisitions.

The company's ongoing research and development efforts have resulted in the company being granted 2,658 patents in 1998, placing it number one in patents granted in the U.S. for the sixth consecutive year. The application of these technological advances has enabled the company to transform this research and development into new products. Examples of these efforts are numerous patents directly related to two major chip breakthroughs announced last year, silicon germanium and silicon-on-insulator. Both technologies will be crucial in the industry's development of a new class of "pervasive computing" devices, handheld and embedded products such as smart phones and internet appliances that business professionals and consumers will rely on for easy access to e-business data and services. In addition, the use of copper in place of aluminum in the making of integrated circuits was introduced into new products in 1998.

On a constant currency basis, SG&A expense increased approximately 2.1 percent in 1998 versus 1997, and Research, development and engineering expense increased approximately 3.9 percent.

See note Y, "Segment Information," on pages 84 through 89 for additional information regarding each segment's pre-tax income, as well as the methodologies employed by the company to allocate shared expenses to the segments.

Provision for Income Taxes

The provision for income taxes resulted in an effective tax rate of 30 percent for 1998, as compared to the 1997 effective tax rate of 33 percent and a 1996 effective tax rate of 37 percent. Adjusting for purchased in-process research and development which had no corresponding tax effect, the 1996 effective tax rate would have been 35 percent. The reduction in the 1998 and 1997 tax rate reflects the company's continued expansion into markets with lower effective tax rates.

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

MANAGEMENT DISCUSSION
International Business Machines Corporation and Subsidiary Companies

Fourth Quarter

For the quarter ended December 31, 1998, the company had revenue of $25.1 billion, an increase of 5.9 percent (up about 5 percent in constant currency) over the same period of 1997. Net income in the fourth quarter was $2.3 billion ($2.47 per common share--assuming dilution), compared with net income of $2.1 billion ($2.11 per common share--assuming dilution) in the fourth quarter of 1997.

Fourth quarter revenue from the United States was $10.3 billion, an increase of
8.0 percent from the same period of 1997. Revenue from Europe/Middle East/Africa was $8.7 billion, up 12.5 percent. Revenue from Canada was $996 million, up 8.3 percent. Asia Pacific revenue fell 3.4 percent to $4.2 billion, while revenue from Latin America fell 21.7 percent to $929 million.

Excluding the effects of currency translation, Europe/Middle East/Africa grew 9 percent, Canada increased 12 percent, Asia Pacific declined 6 percent and Latin America declined 19 percent versus the fourth quarter of 1997.

The Hardware segments revenue was essentially flat with the year-ago period at $11.4 billion. Declines were driven by the Server segment, due to lower S/390, AS/400 and RS/6000 revenue in 1998 versus 1997. Shipments of S/390 computing power increased by approximately 60 percent, as measured in MIPS, though S/390 revenue declined. These decreases were offset by higher revenue from the Technology and Personal Systems segments. The Technology segment increases were driven by higher HDD revenue. The Personal Systems segment increases were due to higher commercial personal computer revenue, partially offset by lower consumer personal computer revenue.

Global Services segment revenue grew 14.1 percent versus the fourth quarter of 1997. Global Services revenue grew by more than $1 billion compared to last year's fourth quarter, and the company's services unit signed more than $9 billion in new services contracts in the quarter. Maintenance offerings revenue continued to decline when compared to the fourth quarter of 1997.

Software segment revenue increased 9.1 percent versus the fourth quarter of 1997. The increase was driven primarily by strength in database, transaction processing and Tivoli systems management products.

Global Financing segment revenue increased 2.5 percent versus the fourth quarter of 1997, and the Enterprise Investments segment/Other revenue increased 5.6 percent compared with 1997's fourth quarter.

The company's overall gross profit margin in the fourth quarter was 39.0 percent, compared to 40.1 percent in the year-earlier period.

Total fourth-quarter 1998 expenses were essentially flat year over year. The expense-to-revenue ratio in the fourth quarter of 1998 was 25.9 percent compared to 27.4 percent in the year-earlier period.

The company's tax rate was 28.9 percent in the fourth quarter, compared to 30.5 percent in the fourth quarter of 1997. The 1998 fourth quarter tax rate reflects the net effect of the company's transfer of certain intellectual property rights to several subsidiaries and the related valuation allowance impacts. See note Q, "Taxes," on pages 77 and 78 for additional information.

The company spent approximately $1.6 billion on share repurchases in the fourth quarter. The average number of shares outstanding in the fourth quarter of 1998 was 919.8 million, compared to 964.8 million in the year-earlier period. The average number of shares outstanding for purposes of calculating diluted earnings was 947.2 million in the fourth quarter of 1998 versus 990.7 million in the fourth quarter of 1997.

Financial Condition

The company continued to make significant investments during 1998 to fund future growth and increase shareholder value, expending $5.6 billion for research, development and engineering, $4.8 billion for plant and other property, including machines used in managed operations services offerings, $1.7 billion for machines on operating leases with customers, $0.7 billion for strategic acquisitions and $6.9 billion for the repurchase of the company's common shares. The company had $5.8 billion in cash, cash equivalents and marketable securities on hand at December 31, 1998.

The company has access to global funding sources. During 1998, the company issued debt in a variety of geographies to a diverse set of investors. Significant funding was issued in the United States, Japan and Europe. Funding was obtained across the range of debt maturities, from short-term commercial paper to long-term debt. More information about company debt is provided in note K, "Debt," on page 73.

In December 1993, the company entered into a $10 billion committed global credit facility to enhance the liquidity of funds. This facility was amended in February 1997, and extended to February 2002. As of December 31, 1998, $8.8 billion was unused and available.

The company had an outstanding balance at December 31, 1998 and 1997, of $0.9 billion in assets under management from the securitization of loans, leases and trade receivables. For additional information see note J, "Sale and Securitization of Receivables," on page 73.

The major rating agencies have continued their review of the company's financial condition. In February 1998, Standard and

MANAGEMENT DISCUSSION
International Business Machines Corporation and Subsidiary Companies

Poor's upgraded its credit ratings for the company and its rated subsidiaries' senior long-term debt to A+ from A, and on IBM's preferred stock to A from A-. They also affirmed the commercial paper rating at A-1.

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

Cash Flows

The company's cash flows from operating, investing and financing activities, as prescribed by generally accepted accounting principles and reflected in the Consolidated Statement of Cash Flows on page 68, are summarized in the following table:

--------------------------------------------------------------------------------
(Dollars in millions)                          1998         1997         1996
--------------------------------------------------------------------------------
Net cash provided from (used in):
   Operating activities                      $  9,273     $  8,865     $ 10,275
   Investing activities                        (6,131)      (6,155)      (5,723)
   Financing activities                        (4,993)      (3,090)      (3,952)
Effect of exchange rate
  changes on cash and
  cash equivalents                                120         (201)        (172)
--------------------------------------------------------------------------------
Net change in cash and
  cash equivalents                           $ (1,731)    $   (581)    $    428
================================================================================

--------------------------------------------------------------------------------
WORKING CAPITAL

(Dollars in millions)

At December 31:                                         1998              1997
--------------------------------------------------------------------------------
Current assets                                         $42,360           $40,418
Current liabilities                                     36,827            33,507
--------------------------------------------------------------------------------
Working capital                                        $ 5,533           $ 6,911
================================================================================
Current ratio                                           1.15:1            1.21:1
================================================================================

Current assets increased $1.9 billion, driven primarily by increases in accounts receivable relative to strong year-end global financing volumes and in prepaid expenses due to increases in net deferred tax assets. The company ended 1998 with inventories of $5.2 billion, near last year's levels which were the lowest since 1983, due to continued focus on inventory management process improvements, notably in the Personal Systems segment. These improvements have enabled the company's inventory turn rate to increase from 4.9 in 1997 to 5.3 in 1998.

Current liabilities increased $3.3 billion from year-end 1997 with increases of $0.7 billion in taxes payable, $0.7 billion in short-term debt and $1.9 billion in other current liabilities (increases in accounts payable ($1.0 billion), compensation and benefits ($0.5 billion), and deferred income ($0.7 billion), and a $0.3 billion decrease in other accrued expenses and liabilities). The increase in taxes payable primarily reflects improvements in the company's operating results in certain geographies. Short-term debt essentially increased to support the growth of global financing assets. The increase in other current liabilities was primarily attributable to the effect of currency rate translation ($1.0 billion) on non-U.S. balances, and by considerable year-end business activity relative to deferred income, mainly advanced billings for software.

Investments

The company's investments for plant, rental machines and other property were $6.5 billion for 1998, a decrease of $0.3 billion from 1997. The company continues to invest significantly in its rapidly growing services business, principally in the management of customers' information technology, and in manufacturing capacity for HDDs and microelectronics.

In addition to software development expenses included in Research, development and engineering, the company capitalized $0.3 billion of software costs during both 1998 and 1997. Amortization of capitalized software costs amounted to $0.5 billion for 1998, a decrease of $0.5 billion from 1997. This decrease in the level of costs amortized is a result of more software spending being expensed in the period incurred, and less being capitalized in relation to historical levels.

Investments and sundry assets were $23.5 billion at the end of 1998, an increase of $1.6 billion from 1997, primarily the result of increases in prepaid pension assets and non-current customer loan receivables. See note H, "Investments and Sundry Assets," on page 72 for additional information.

--------------------------------------------------------------------------------
DEBT AND EQUITY

(Dollars in millions)                                   1998              1997
--------------------------------------------------------------------------------
Non-global financing debt                              $ 1,659          $ 3,102
Global financing debt                                   27,754           23,824
--------------------------------------------------------------------------------
Total debt                                             $29,413          $26,926
================================================================================
Stockholders' equity                                   $19,433          $19,816
================================================================================
Debt/capitalization                                       60.2%            57.6%
EBITDA/interest expense                                     8x               8x

Non-global financing:
  Debt/capitalization                                      9.9%            16.1%
  EBITDA/interest expense                                  15x              14x

Global financing debt/equity                             6.5:1            6.5:1
--------------------------------------------------------------------------------

MANAGEMENT DISCUSSION
International Business Machines Corporation and Subsidiary Companies

Total debt increased $2.5 billion from year-end 1997, driven by an increase of $3.9 billion in debt to support the growth in global financing assets, offset by a $1.4 billion decrease in debt not related to the Global Financing segment.

Stockholders' equity declined $0.4 billion to $19.4 billion at December 31, 1998. The company's ongoing stock repurchasing program (see note O, "Stockholders' Equity Activity," on pages 76 and 77) basically offset the $6.3 billion of net income for the year.

Non-global financing earnings before interest and taxes plus depreciation and amortization (EBITDA) to non-global financing interest expense, adjusted for future gross minimum rental commitments, was 15x and 14x in 1998 and 1997, respectively. While the company does not calculate EBITDA on a segment basis, it is a useful indicator of the company's ability to service its debt.

Currency Rate Fluctuations

The company's results are affected by changes in the relative values of non-U.S. currencies to the U.S. dollar. At December 31, 1998, currency changes resulted in assets and liabilities denominated in local currencies being translated into more dollars. The currency rate changes also resulted in an unfavorable impact on revenue of approximately 2 percent, 5 percent and 3 percent, respectively, in 1998, 1997 and 1996.

In high-inflation environments, translation adjustments are reflected in period income, as required by SFAS 52, "Foreign Currency Translation." Generally, the company limits currency risk in these countries by linking prices and contracts to U.S. dollars, by financing operations locally and through foreign currency hedge contracts.

The company uses a variety of financial hedging instruments to limit specific currency risks related to global financing transactions and the repatriation of dividends and royalties. Further discussion on currency and hedging appears in note M, "Financial Instruments," on pages 74 and 75.

Market Risk

In the normal course of business, the financial position of the company is routinely subjected to a variety of risks. In addition to the market risk associated with interest rate and currency movements on outstanding debt and non-U.S. dollar denominated assets and liabilities, other examples of risk include collectibility of accounts receivable and recoverability of residual values on leased assets.

The company regularly assesses these risks and has established policies and business practices to protect against the adverse effects of these and other potential exposures. As a result, the company does not anticipate any material losses in these areas.

The company's debt in support of the global financing business and the geographic breadth of the company's operations contain an element of market risk from changes in interest and currency rates. The company manages this risk, in part, through the use of a variety of financial instruments including derivatives, as explained in note M, "Financial Instruments," on pages 74 and 75.

For purposes of specific risk analysis, the company uses sensitivity analysis to determine the impact that market risk exposures may have on the fair values of the company's debt and other financial instruments.

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

To perform sensitivity analysis, the company assesses the risk of loss in fair values from the impact of hypothetical changes in interest rates and foreign currency exchange rates on market sensitive instruments. The market values for interest and foreign currency exchange risk are computed based on the present value of future cash flows as impacted by the changes in rates attributable to the market risk being measured. The discount rates used for the present value computations were selected based on market interest and foreign currency exchange rates in effect at December 31, 1998 and 1997. The differences in this comparison are the hypothetical gains or losses associated with each type of risk.

Information provided by the model used does not necessarily represent the actual changes in fair value that the company would incur under normal market conditions because, of necessity, all variables other than the specific market risk factor are held constant. In addition, the model is constrained by the fact that certain items are specifically excluded from the analysis while the financial instruments relating to the financing or hedging of those items are included by definition. Excluded items include leased assets, forecasted foreign currency cash flows, and the company's net investment in foreign operations. As a consequence, reported changes in the values of some financial instruments impacting the results of the sensitivity analysis are not matched with the offsetting changes in the values of the items that those instruments are designed to finance or hedge.

MANAGEMENT DISCUSSION
International Business Machines Corporation and Subsidiary Companies

The results of the sensitivity analysis at December 31, 1998 and December 31, 1997, are as follows:

Interest Rate Risk: As of December 31, 1998, a 10 percent decrease in the levels of interest rates with all other variables held constant would result in a decrease in the fair value of the company's financial instruments of $396 million, as compared to $369 million as of December 31, 1997. Conversely, as of December 31, 1998, a 10 percent increase in the levels of interest rates with all other variables held constant would result in an increase in the fair value of the company's financial instruments of $354 million, as compared to $341 million as of December 31, 1997. Changes in the relative sensitivity of the fair value of the company's financial instrument portfolio for these theoretical changes in the level of interest rates are primarily driven by changes in the company's debt maturity and interest rate profile and amount. In 1998 versus 1997, the reported change in interest rate sensitivity is primarily due to an overall increase in the amount of debt outstanding.

Foreign Currency Exchange Rate Risk: As of December 31, 1998, a 10 percent movement in the levels of foreign currency exchange rates against the U.S. dollar with all other variables held constant would result in a decrease in the fair value of the company's financial instruments of $1,317 million or an increase in the fair value of the company's financial instruments of $1,535 million, as compared to a decrease of $809 million or increase of $981 million as of December 31, 1997. The change in the relative sensitivity of the fair market value of the company's financial instrument portfolio to the level of foreign currency exchange rates is primarily driven by an increase in the use of foreign currency swaps and other financial instruments designed to hedge the company's net foreign investments in accordance with the company's established risk management practices. As the impact of offsetting changes in the fair market value of the company's net foreign investments is not included in the sensitivity model, these results are not indicative of an increase in the company's actual exposure to foreign currency exchange rate risk.

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

Residual value risk is managed by developing projections of future equipment values at lease inception, reevaluating these projections periodically, and effectively deploying remarketing capabilities to recover residual values and potentially earn a profit. Remarketing efforts have consistently generated profits. The following table depicts an approximation of the unguaranteed residual value maturities for the company's sales-type leases, as well as a projection of the remaining net book value of machines on operating leases at the end of the lease terms as of December 31, 1996, 1997 and 1998. The following table excludes approximately $52 million of estimated residual value associated with non-information technology equipment.

--------------------------------------------------------------------------------
                                  Total               Run Out of 1998 Balance
------------------------------------------------   -----------------------------
                                                                        2002 and
(Dollars in millions)     1996     1997     1998   1999   2000   2001     beyond
--------------------------------------------------------------------------------
Sales-type leases         $471   $  563   $  685   $167   $261   $226        $31
Operating leases           480      701      731    291    285    139         16
--------------------------------------------------------------------------------
Total residual value      $951   $1,264   $1,416   $458   $546   $365        $47
================================================================================

Divestitures/Acquisitions

In December 1998, the company and AT&T announced that AT&T will acquire IBM's Global Network business for $5 billion in cash. In addition, the two companies have agreed to enter into outsourcing contracts with each other. The company will outsource a significant portion of its global networking needs to AT&T. AT&T will outsource certain applications processing and data center management operations to the company. About 5,000 IBM employees will join AT&T as part of the acquisition and more than 2,000 AT&T employees will be offered positions with the company.

The company believes that this transaction, in its entirety, will not have a significant impact on the company's 1999 ongoing operational results. The company and AT&T expect the acquisition to conclude in the various geographies throughout 1999, following clearance by U.S. regulatory authorities and certain regulatory authorities outside the U.S.

The company awarded AT&T Solutions a contract valued at $5 billion over five years for a significant portion of the company's own global networking needs, making it the single

MANAGEMENT DISCUSSION
International Business Machines Corporation and Subsidiary Companies

largest networking outsourcing contract ever awarded. In addition, AT&T and the Global Services unit have reached an agreement for services valued at about $4 billion over the next 10 years. As part of the agreement, the company will manage AT&T's applications processing (including billing, service-order processing, scheduling of installation and maintenance) for customers of AT&T's business long-distance services. In addition, the company will assume management of AT&T data processing centers, which operate corporate information systems such as accounts payable and receivable and employee payroll and benefits.

In January 1998, the company acquired Software Artistry, Inc., a leading provider of both consolidated service desk and customer relationship management solutions for distributed enterprise environments. In March 1998, the company acquired CommQuest Technologies, Inc., a company that designs and markets advanced semiconductors for wireless communications applications, such as cellular phones and satellite communications.

On April 16, 1997, the company purchased a majority interest in NetObjects, a leading provider of website development tools for designers and intranet developers. In September 1997, the company acquired the 30 percent equity interest held by Sears in Advantis, the U.S. network services arm of the IBM Global Network. Advantis is now 100 percent owned by the company. In December 1997, the company acquired Eastman Kodak's share of Technology Service Solutions
(TSS), which was formed in 1994 by the company and Eastman Kodak. TSS is now a wholly owned subsidiary of the company, offering comprehensive services solutions to its customers. In December 1997, the company acquired Unison Software, Inc., a leading developer of workload management software.

On March 1, 1996, the company acquired all outstanding shares of Tivoli for approximately $800 million ($716 million in net cash). The company engaged a nationally recognized, independent appraisal firm to express an opinion on the fair market value of the assets of the acquisition to serve as a basis for allocation of the purchase price to the various classes of assets. The company recorded $280 million of goodwill, $103 million of other assets and expensed $417 million of purchased in-process research and development as a result of the appraisal.

In 1996, the acquisition of Object Technology International, Inc. for approximately $50 million resulted in a valuation of purchased in-process research and development amounting to $18 million, bringing the total amount of purchased in-process research and development in 1996, included in Research, development and engineering expense in the Consolidated Statement of Earnings, to $435 million.

Employees

--------------------------------------------------------------------------------
                                                                  Percentage
                                                                    Changes
                                                               -----------------
                               1998        1997        1996    1998-97   1997-96
--------------------------------------------------------------------------------
IBM/wholly
  owned
  subsidiaries              291,067     269,465     240,615       8.0     12.0
Less than
  wholly owned
  subsidiaries               21,704      20,751      28,033       4.6    (26.0)
Complementary                36,900      43,000      37,000     (14.2)    16.2
--------------------------------------------------------------------------------

As of December 31, 1998, employees of the company and its wholly owned subsidiaries increased 21,602 over 1997, of which approximately 18,000 were in the Global Services segment. Increases were also significant in the Tivoli organization, as well as in the storage business, due to the addition of new manufacturing capacity in the company's emerging markets.

The increase in employees in the less than wholly owned subsidiaries over last year reflects continued growth in the company's Global Services segment, notably Australia and India. Entities in emerging geographic markets such as China increased as well. Partially offsetting the increase was a number of less than wholly owned subsidiaries that were divested during the year or converted to a wholly owned status.

The company's complementary workforce is an approximation of equivalent full-time employees hired under temporary, part-time and limited-term employment arrangements to meet specific business needs in a flexible and cost-effective manner.

MANAGEMENT DISCUSSION
International Business Machines Corporation and Subsidiary Companies

Year 2000

The "Year 2000 issue" arises because many computer hardware and software systems use only two digits to represent the year. As a result, these systems and programs may not process dates beyond 1999, which may cause errors in information or systems failures. Assessments of the potential effects of the Year 2000 issues vary markedly among different companies, governments, consultants, economists and commentators, and it is not possible to predict what the actual impact may be. Given this uncertainty, the company recognizes the need to remain vigilant and is continuing its analysis, assessment, conversion and contingency planning for the various Year 2000 issues, across its business.

With respect to its internal systems, the potential Year 2000 impacts extend beyond the company's information technology systems to its manufacturing and development systems and physical facilities. The company has been addressing these issues using the same five-part methodology it recommends to its customers: (1) assessment and strategy; (2) detailed analysis and planning; (3) implementation; (4) maintaining readiness of converted systems; and (5) project office management. The company has completed most conversion and testing efforts, with extended system integration testing and contingency planning projects scheduled throughout 1999. The company estimates that at the conclusion of its various Year 2000 efforts, including conversion, testing and contingency planning, it will have spent a total of approximately $575 million over a multi-year period. Although the company believes its efforts will be successful, any failure or delay could result in the disruption of business and in the company incurring substantial expense. To minimize any such potential impact, the company has initiated a global contingency planning effort designed to support critical business operations.

As part of its ordinary course product development efforts, the company's current product and service offerings have been designed by it to be Year 2000 ready. The Year 2000 readiness of the company's customers varies, and the company continues actively to encourage its customers to prepare their own systems, making available a broad array of product, service and educational offerings to assist them (see the IBM Year 2000 Home Page at http://www.ibm.com/IBM/year2000/). Efforts by customers to address Year 2000 issues may absorb a substantial part of their information technology budgets in the near term, and customers may either delay or accelerate the deployment and implementation of new applications and systems. While this behavior may increase demand for certain of the company's products and services, including its Year 2000 offerings, it could also soften demand for other offerings or change customer buying practices from past trends. These events could affect the company's revenues or change its revenue patterns.

The company is also continuing its assessment of the Year 2000 readiness of its key suppliers in an effort to establish that the company has adequate resources for required supplies and components. With respect to third-party products the company may remarket or provide with the company's offerings (such as third-party software pre-loaded on the company's personal computers), the company relies on its business partners and other third parties to be responsible for the Year 2000 readiness of their offerings. A failure of the company's suppliers, business partners and other third parties to address adequately their Year 2000 readiness could affect the company's business. As part of its contingency planning efforts, the company is identifying alternate sources or strategies where necessary if significant exposures are identified.

Further, some commentators believe that a significant amount of litigation will arise from Year 2000 issues. The company continues to believe that it has good defenses to any such claims brought against it.

Finally, the Year 2000 presents a number of other risks and uncertainties that could affect the company, including utilities and telecommunications failures, competition for personnel skilled in the resolution of Year 2000 issues, and the nature of government responses to Year 2000 issues, among others. While the company continues to believe that the Year 2000 matters discussed above will not have a material impact on its business, financial condition or results of operations, it remains uncertain whether or to what extent the company may be affected.

The Year 2000 statements set forth above are designated as "Year 2000 Readiness Disclosures" pursuant to the Year 2000 Information and Readiness Disclosure Act (P.L. 105-271).

CONSOLIDATED STATEMENT OF EARNINGS
International Business Machines Corporation and Subsidiary Companies

-------------------------------------------------------------------------------------------------
(Dollars in millions except per share amounts)

For the year ended December 31:                           Notes      1998        1997*       1996*
-------------------------------------------------------------------------------------------------
Revenue:

Hardware segments                                                 $35,419     $36,630     $36,634
Global Services segment                                            28,916      25,166      22,310
Software segment                                                   11,863      11,164      11,426
Global Financing segment                                            2,877       2,806       3,054
Enterprise Investments segment/Other                                2,592       2,742       2,523
-------------------------------------------------------------------------------------------------
Total revenue                                                      81,667      78,508      75,947
-------------------------------------------------------------------------------------------------
Cost:

Hardware segments                                                  24,214      23,473      22,888
Global Services segment                                            21,125      18,464      16,270
Software segment                                                    2,260       2,785       2,946
Global Financing segment                                            1,494       1,448       1,481
Enterprise Investments segment/Other                                1,702       1,729       1,823
-------------------------------------------------------------------------------------------------
Total cost                                                         50,795      47,899      45,408
-------------------------------------------------------------------------------------------------
Gross profit                                                       30,872      30,609      30,539
-------------------------------------------------------------------------------------------------
Operating expenses:

Selling, general and administrative                       R        16,662      16,634      16,854
Research, development and engineering                     S         5,046       4,877       5,089
-------------------------------------------------------------------------------------------------
Total operating expenses                                           21,708      21,511      21,943
-------------------------------------------------------------------------------------------------
Operating income                                                    9,164       9,098       8,596
Other income, principally interest                                    589         657         707
Interest expense                                          L           713         728         716
-------------------------------------------------------------------------------------------------
Income before income taxes                                          9,040       9,027       8,587

Provision for income taxes                                Q         2,712       2,934       3,158
-------------------------------------------------------------------------------------------------
Net income                                                          6,328       6,093       5,429

Preferred stock dividends                                              20          20          20
-------------------------------------------------------------------------------------------------
Net income applicable to common shareholders                      $ 6,308     $ 6,073     $ 5,409
=================================================================================================
Earnings per share of common stock--basic                 T       $  6.75     $  6.18     $  5.12

Earnings per share of common stock--assuming dilution     T       $  6.57     $  6.01     $  5.01
=================================================================================================

Average number of common shares outstanding:

Basic: 1998-934,502,785; 1997-983,286,361; 1996-1,056,704,188

Assuming dilution: 1998-960,065,235; 1997-1,010,934,942; 1996-1,079,708,904

* Reclassified to conform to 1998 presentation.

  The notes on pages 69 through 89 of the 1998 IBM Annual Report are an integral of this statement.
-------------------------------------------------------------------------------------------------

CONSOLIDATED STATEMENT OF FINANCIAL POSITION
International Business Machines Corporation and Subsidiary Companies

---------------------------------------------------------------------------------------------------
(Dollars in millions)

At December 31:                                                        Notes       1998        1997*
---------------------------------------------------------------------------------------------------
Assets

Current assets:
Cash and cash equivalents                                                      $  5,375    $  7,106
Marketable securities                                                      M        393         447
Notes and accounts receivable--trade, net of allowances                          18,958      16,850
Sales-type leases receivable                                                      6,510       5,720
Other accounts receivable                                                         1,313       1,256
Inventories                                                                F      5,200       5,139
Prepaid expenses and other current assets                                         4,611       3,900
---------------------------------------------------------------------------------------------------
Total current assets                                                             42,360      40,418
---------------------------------------------------------------------------------------------------
Plant, rental machines and other property                                  G     44,870      42,133
Less: Accumulated depreciation                                                   25,239      23,786
---------------------------------------------------------------------------------------------------
Plant, rental machines and other property--net                                   19,631      18,347
---------------------------------------------------------------------------------------------------
Software, less accumulated amortization (1998-$12,516; 1997-$12,610)                599         819
Investments and sundry assets                                              H     23,510      21,915
---------------------------------------------------------------------------------------------------
Total assets                                                                   $ 86,100    $ 81,499
===================================================================================================
Liabilities and Stockholders' Equity

Current liabilities:
Taxes                                                                      Q   $  3,125    $  2,381
Short-term debt                                                        K & M     13,905      13,230
Accounts payable                                                                  6,252       5,215
Compensation and benefits                                                         3,530       3,043
Deferred income                                                                   4,115       3,445
Other accrued expenses and liabilities                                            5,900       6,193
---------------------------------------------------------------------------------------------------
Total current liabilities                                                        36,827      33,507
---------------------------------------------------------------------------------------------------
Long-term debt                                                         K & M     15,508      13,696
Other liabilities                                                          N     12,818      12,993
Deferred income taxes                                                      Q      1,514       1,487
---------------------------------------------------------------------------------------------------
Total liabilities                                                                66,667      61,683
---------------------------------------------------------------------------------------------------
Contingencies                                                              P
Stockholders' equity:                                                      O
Preferred stock, par value $.01 per share                                           247         252
  Shares authorized: 150,000,000
  Shares issued (1998-2,546,011; 1997-2,597,261)
Common stock, par value $.50 per share                                           10,121       8,601
  Shares authorized: 1,875,000,000
  Shares issued (1998-926,869,052; 1997-969,015,351)
Retained earnings                                                                10,141      11,010
Treasury stock, at cost (shares: 1998-962,146; 1997-923,955)                       (133)        (86)
Employee benefits trust (shares: 1998-10,000,000; 1997-10,000,000)               (1,854)       (860)
Accumulated gains and losses not affecting retained earnings                        911         899
---------------------------------------------------------------------------------------------------
Total stockholders' equity                                                       19,433      19,816
---------------------------------------------------------------------------------------------------
Total liabilities and stockholders' equity                                     $ 86,100    $ 81,499
===================================================================================================

* Reclassified to conform to 1998 presentation

  The notes on pages 69 through 89 of the 1998 IBM Annual Report are an integral part of this statement.
===================================================================================================

CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY
International Business Machines Corporation and Subsidiary Companies

-------------------------------------------------------------------------------------------------------------------------------
                                                                                                     Accumulated
                                                                                                       Gains and
                                                                                                      Losses Not
                                                                                            Employee   Affecting
                                            Preferred      Common    Retained   Treasury    Benefits    Retained
(Dollars in millions)                           Stock       Stock    Earnings      Stock       Trust    Earnings          Total
-------------------------------------------------------------------------------------------------------------------------------
1996*

Stockholders' equity, January 1, 1996           $ 253     $ 7,488    $ 11,630      $ (41)      $  --     $ 3,093       $ 22,423
Net income plus gains and losses not
  affecting retained earnings:
   Net income                                                           5,429                                          $  5,429
                                                                                                                       --------
   Gains and losses not affecting
     retained earnings (net of tax):
      Foreign currency translation adjustments
        (net of tax expense of $19)                                                                         (635)          (635)
Net unrealized gains on marketable
        securities (net of tax expense of $71)                                                               111            111
                                                                                                                       --------
   Total gains and losses not affecting
     retained earnings                                                                                                     (524)
                                                                                                                       --------
Subtotal: Net income plus gains and
  losses not affecting retained earnings                                                                               $  4,905
                                                                                                                       ========
Cash dividends declared--common stock                                    (686)                                             (686)
Cash dividends declared--preferred stock                                  (20)                                              (20)
Common stock purchased and retired
  (97,951,400 shares)                                        (710)     (5,046)                                           (5,756)
Common stock issued under employee
  plans (19,694,458 shares)                                   811         (13)                                              798
Purchases (8,914,332 shares) and sales
  (7,584,432 shares) of treasury stock
  under employee plans--net                                              (105)       (94)                                  (199)
Tax effect--stock transactions                                163                                                           163
-------------------------------------------------------------------------------------------------------------------------------
Stockholders' equity, December 31, 1996           253       7,752      11,189       (135)         --       2,569         21,628
-------------------------------------------------------------------------------------------------------------------------------
1997*

Net income plus gains and losses not
  affecting retained earnings:
   Net income                                                           6,093                                          $  6,093
                                                                                                                       --------
   Gains and losses not affecting
     retained earnings (net of tax):
      Foreign currency translation adjustments
        (net of tax expense of $24)                                                                       (1,610)        (1,610)
      Net unrealized losses on marketable
        securities (net of tax benefit of $37)                                                               (60)           (60)
                                                                                                                       --------
   Total gains and losses not affecting
     retained earnings                                                                                                   (1,670)
                                                                                                                       --------
Subtotal: Net income plus gains and
  losses not affecting retained earnings                                                                               $  4,423
                                                                                                                       ========
Cash dividends declared--common stock                                    (763)                                             (763)
Cash dividends declared--preferred stock                                  (20)                                              (20)
Common stock purchased and retired
  (68,777,336 shares)                                        (565)     (5,455)                                           (6,020)
Preferred stock purchased and
  retired (13,450 shares)                          (1)                                                                       (1)
Common stock issued under employee
  plans (19,651,603 shares)                                   985          (2)                                              983
Purchases (3,850,643 shares) and sales
  (5,105,754 shares) of treasury stock
  under employee plans--net                                               (32)        49                                     17
Employee benefits trust (10,000,000 shares)                                                     (860)                      (860)
Tax effect--stock transactions                                429                                                           429
-------------------------------------------------------------------------------------------------------------------------------
Stockholders' equity, December 31, 1997         $ 252     $ 8,601    $ 11,010      $ (86)      $(860)    $   899       $ 19,816
-------------------------------------------------------------------------------------------------------------------------------

CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY
International Business Machines Corporation and Subsidiary Companies

----------------------------------------------------------------------------------------------------------------------------------
                                                                                                              Gains and
                                                                                                             Losses Not
                                                                                                   Employee   Affecting
                                                   Preferred      Common    Retained   Treasury    Benefits    Retained
(Dollars in millions)                                  Stock       Stock    Earnings      Stock       Trust    Earnings      Total
----------------------------------------------------------------------------------------------------------------------------------
1998

Stockholders' equity, December 31, 1997                 $252     $ 8,601     $11,010      $ (86)    $  (860)      $ 899   $ 19,816
Net income plus gains and losses not
  affecting retained earnings:
   Net income                                                                  6,328                                      $  6,328
                                                                                                                          --------
   Gains and losses not affecting
     retained earnings (net of tax):
      Foreign currency translation adjustments
        (net of tax benefit of $45)                                                                                  69         69
      Net unrealized losses on marketable
        securities (net of tax benefit of $36)                                                                      (57)       (57)
                                                                                                                          --------
Total gains and losses not affecting
     retained earnings                                                                                                          12
                                                                                                                          --------
Subtotal: Net income plus gains and
  losses not affecting retained earnings                                                                                  $  6,340
                                                                                                                          ========
Cash dividends declared--common stock                                           (814)                                         (814)
Cash dividends declared--preferred stock                                         (20)                                          (20)
Common stock purchased and retired
  (56,996,818 shares)                                               (556)     (6,291)                                       (6,847)
Preferred stock purchased and retired
  (51,250 shares)                                         (5)                                                                   (5)
Common stock issued under employee
  plans (14,850,519 shares)                                          709          (1)                                          708
Purchases (4,163,057 shares) and sales
  (4,124,866 shares) of treasury stock
  under employee plans--net                                                      (71)       (47)                              (118)
Fair value adjustment of employee
  benefits trust                                                   1,002                               (994)                     8
Tax effect--stock transactions                                       365                                                       365
----------------------------------------------------------------------------------------------------------------------------------
Stockholders' equity, December 31, 1998                 $247     $10,121     $10,141      $(133)    $(1,854)      $ 911   $ 19,433
==================================================================================================================================

* Reclassified to conform to 1998 presentation.

  The notes on pages 69 through 89 of the 1998 IBM Annual Report are an integral part of this statement.
----------------------------------------------------------------------------------------------------------------------------------

CONSOLIDATED STATEMENT OF CASH FLOWS
International Business Machines Corporation and Subsidiary Companies

------------------------------------------------------------------------------------------------------
(Dollars in millions)

For the year ended December 31:                                      1998          1997           1996*
------------------------------------------------------------------------------------------------------
Cash flow from operating activities:

Net income                                                        $ 6,328       $ 6,093       $  5,429
Adjustments to reconcile net income to cash provided
  from operating activities:
Depreciation                                                        4,475         4,018          3,676
Amortization of software                                              517           983          1,336
Effect of restructuring charges                                      (355)         (445)        (1,491)
Deferred income taxes                                                (606)          358             11
Gain on disposition of fixed and other assets                        (261)         (273)          (300)
Other changes that (used) provided cash:
  Receivables                                                      (2,736)       (3,727)          (650)
  Inventories                                                          73           432            196
  Other assets                                                        880        (1,087)          (545)
  Accounts payable                                                    362           699            319
  Other liabilities                                                   596         1,814          2,294
------------------------------------------------------------------------------------------------------
Net cash provided from operating activities                         9,273         8,865         10,275
------------------------------------------------------------------------------------------------------

Cash flow from investing activities:

Payments for plant, rental machines and other property             (6,520)       (6,793)        (5,883)
Proceeds from disposition of plant, rental machines
  and other property                                                  905         1,130          1,314
Acquisition of Tivoli Systems, Inc.                                    --            --           (716)
Investment in software                                               (250)         (314)          (295)
Purchases of marketable securities and other investments           (4,211)       (1,617)        (1,613)
Proceeds from marketable securities and other investments           3,945         1,439          1,470
------------------------------------------------------------------------------------------------------
Net cash used in investing activities                              (6,131)       (6,155)        (5,723)
------------------------------------------------------------------------------------------------------

Cash flow from financing activities:

Proceeds from new debt                                              7,567         9,142          7,670
Short-term borrowings less than 90 days--net                          499          (668)          (919)
Payments to settle debt                                            (5,942)       (4,530)        (4,992)
Preferred stock transactions--net                                      (5)           (1)            --
Common stock transactions--net                                     (6,278)       (6,250)        (5,005)
Cash dividends paid                                                  (834)         (783)          (706)
------------------------------------------------------------------------------------------------------
Net cash used in financing activities                              (4,993)       (3,090)        (3,952)
------------------------------------------------------------------------------------------------------
Effect of exchange rate changes on cash and cash equivalents          120          (201)          (172)
------------------------------------------------------------------------------------------------------
Net change in cash and cash equivalents                            (1,731)         (581)           428
Cash and cash equivalents at January 1                              7,106         7,687          7,259
------------------------------------------------------------------------------------------------------
Cash and cash equivalents at December 31                          $ 5,375       $ 7,106       $  7,687
======================================================================================================

Supplemental data:

Cash paid during the year for:
Income taxes                                                      $ 1,929       $ 2,472       $  2,229
Interest                                                          $ 1,605       $ 1,475       $  1,563
======================================================================================================

* Reclassified to conform to 1998 presentation.

  The notes on pages 69 through 89 of the 1998 IBM Annual Report are an integral part of this statement.
------------------------------------------------------------------------------------------------------

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
International Business Machines Corporation and Subsidiary Companies

A Significant Accounting Policies

Principles of Consolidation

The consolidated financial statements include the accounts of International Business Machines Corporation and its controlled subsidiary companies, which are majority owned. Investments in business entities in which IBM does not have control, but has the ability to exercise significant influence over operating and financial policies (generally 20-50 percent ownership), are accounted for by the equity method. Other investments are accounted for by the cost method.

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

Revenue

HARDWARE

Revenue from hardware sales or sales-type leases is recognized when the product is shipped. Revenue from rentals and operating leases is recognized monthly as the fees accrue.

SERVICES

Revenue from time and material service contracts is recognized as the services are provided. Revenue from fixed price long-term service contracts is recognized over the contract term based on the percentage of services provided during the period compared to the total estimated services provided over the entire contract. Losses on fixed price contracts are recognized during the period in which the loss first becomes apparent. Revenue from maintenance is recognized over the contractual period or as the services are performed. Revenue in excess of billings on service contracts are recorded as unbilled receivables and included in trade accounts receivable. Billings in excess of revenue recognized on service contracts are recorded as deferred income until the above revenue recognition criteria are met.

SOFTWARE

Revenue from one-time charge licensed software is recognized when the program is shipped, provided the company has vendor-specific objective evidence of the fair value of each element of the software offering. A deferral is recorded for post-contract customer support and any other future deliverables included within the contract arrangement. This deferral is earned over the support period or as contract elements are delivered. Revenue from monthly software licenses is recognized as license fees accrue.

FINANCING

Revenue from financing is recognized at level rates of return over the term of the lease or receivable.

Revenue for all categories is reduced for estimated customer returns, allowances and anticipated price actions.

Income Taxes

Income tax expense is based on reported income before income taxes. Deferred income taxes reflect the impact of temporary differences between assets and liabilities recognized for financial reporting purposes and such amounts recognized for income tax purposes. In accordance with Statement of Financial Accounting Standards (SFAS) 109, "Accounting for Income Taxes," these deferred taxes are measured by applying currently enacted tax laws.

Translation of Non-U.S. Currency Amounts

Assets and liabilities of non-U.S. subsidiaries that operate in a local currency environment are translated to U.S. dollars at year-end exchange rates. Income and expense items are translated at average rates of exchange prevailing during the year. Translation adjustments are recorded in Accumulated gains and losses not affecting retained earnings within stockholders' equity.

Inventories and plant, rental machines and other non-monetary assets and liabilities of non-U.S. subsidiaries and branches that operate in U.S. dollars, or whose economic environment is highly inflationary, are translated at approximate exchange rates prevailing when acquired. All other assets and liabilities are translated at year-end exchange rates. Inventories charged to cost of sales and depreciation are translated at historical exchange rates. All other income and expense items are translated at average rates of exchange prevailing during the year. Gains and losses that result from translation are included in net income.

Financial Instruments

In the normal course of business, the company uses a variety of derivative financial instruments for the purpose of currency exchange rate and interest rate risk management. In order to qualify for hedge accounting, the company requires that the derivative instruments used for risk management purposes effectively reduce the risk exposure that they are designed to hedge. For instruments associated with the hedge of anticipated transactions, hedge effectiveness criteria also require that the occurrence of the underlying transactions be probable. Instruments meeting these hedging criteria are formally designated as hedges at the inception of the contract. Those risk management instruments not meeting these criteria and considered ineffective as hedges are accounted for at fair

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
International Business Machines Corporation and Subsidiary Companies

value with changes in fair value recognized immediately in net income. Refer to note M, "Financial Instruments," on pages 74 and 75 for descriptions of the major classes of derivative financial instruments used by the company, including the specific methods used to account for them.

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

Marketable Securities

Marketable securities included within current assets represent highly liquid securities with a maturity less than one year. The company's marketable securities are considered available for sale and are reported at fair value with changes in unrealized gains and losses, net of applicable taxes, recorded in Accumulated gains and losses not affecting retained earnings within stockholders' equity. Realized gains and losses are calculated based on the specific identification method.

Inventories

Raw materials, work in process and finished goods are stated at the lower of average cost or net realizable value.

Depreciation

Plant, rental machines (computer equipment used internally or as part of managed operations contracts) and other property are carried at cost and depreciated over their estimated useful lives using the straight-line method.

The estimated useful lives of depreciable properties are generally as follows: buildings, 50 years; building equipment, 20 years; land improvements, 20 years; plant, laboratory and office equipment, 2 to 15 years; and computer equipment,
1.5 to 5 years.

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

Retirement Plans and Nonpension Postretirement Benefits

Current service costs of retirement plans and postretirement healthcare and life insurance benefits are accrued in the period. Prior service costs resulting from amendments to the plans are amortized over the average remaining service period of employees expected to receive benefits. Assuming thresholds established in SFAS 87, "Employers' Accounting for Pensions," are met, unrecognized net gains and losses are amortized to service cost over the average remaining service life of employees expected to receive benefits. See note W, "Retirement Plans," on page 81 through 83 and note X, "Nonpension Postretirement Benefits," on pages 83 and 84 for further discussion.

Goodwill

Goodwill is charged to net income on a straight-line basis over the periods estimated to be benefited, generally not exceeding five years. Reviews to evaluate recoverability of this goodwill are conducted periodically.

Common Stock

Common stock refers to the $.50 par value capital stock as designated in the company's Certificate of Incorporation.

Earnings Per Share of Common Stock

Earnings per share of common stock is computed by dividing net income after deduction of preferred stock dividends by the weighted-average number of common shares outstanding for the period. Earnings per common share of stock--assuming dilution reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock which would then share in the net income of the company. See note T, "Earnings Per Share of Common Stock," on page 79 for further discussion.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
International Business Machines Corporation and Subsidiary Companies

B Accounting Changes

Standards Implemented

The company implemented new accounting standards in 1998, 1997 and 1996. None of these standards had a material effect on the financial position or results of operations of the company.

Beginning with the first quarter of 1998, the company adopted SFAS 130, "Reporting Comprehensive Income," which established standards for reporting and displaying comprehensive income and its components. The disclosures required by SFAS 130 are presented in the Accumulated gains and losses not affecting retained earnings section in the Consolidated Statement of Stockholders' Equity on pages 66 and 67 and in note O, "Stockholders' Equity Activity," on pages 76 and 77.

Effective December 31, 1998, the company adopted SFAS 131, "Disclosures About Segments of an Enterprise and Related Information," which establishes standards for reporting operating segments and disclosures about products and services, geographic areas and major customers. See note Y, "Segment Information," on pages 84 through 89 for further information.

Effective December 31, 1998, the company adopted SFAS 132, "Employers' Disclosures about Pensions and Other Postretirement Benefits," which established expanded disclosures for defined benefit pension and postretirement benefit plans. See note W, "Retirement Plans," on pages 81 through 83 and note X, "Nonpension Postretirement Benefits" on pages 83 and 84 for the required disclosures.

On January 1, 1998, the company adopted the American Institute of Certified Public Accountants Statement of Position (SOP) 97-2, "Software Revenue Recognition." This SOP provides guidance on revenue recognition for software transactions. It requires deferral of some or all of the revenue related to a specific contract depending on the existence of vendorspecific objective evidence and the ability to allocate the total fee to all elements within the contract. The portion of the fee allocated to an element is recognized as revenue when all of the revenue recognition criteria have been met for that element.

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

In 1996, the company adopted SOP 96-1, "Environmental Remediation Liabilities." This SOP provides guidance on the recognition, measurement, display and disclosure of environmental remediation liabilities. See note N, "Other Liabilities and Environmental," on page 76 for further information. The company was generally in compliance with this standard prior to adoption.

In 1996, the company implemented the disclosure-only provisions of SFAS 123, "Accounting for Stock-Based Compensation." See note V, "Stock-Based Compensation Plans," on pages 79 through 81 for further information.

New Standards to be Implemented

In June 1998, the Financial Accounting Standards Board issued SFAS 133, "Accounting for Derivative Instruments and Hedging Activities." This statement establishes accounting and reporting standards for derivative instruments. It requires an entity to recognize all derivatives as either assets or liabilities in the Statement of Financial Position and measure those instruments at fair value. Additionally, the fair value adjustments will impact either stockholders' equity or net income depending on whether the derivative instrument qualifies as a hedge and, if so, the nature of the hedging activity. The company will adopt this new standard as of January 1, 2000. Management does not expect the adoption to have a material impact on the company's results of operations, however, the impact on the company's financial position is dependent upon the fair values of the company's derivatives and related financial instruments at the date of adoption.

During 1998, the American Institute of Certified Public Accountants issued SOP 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use." The statement requires the capitalization of internal use computer software costs if certain criteria are met. The capitalized software costs will be amortized on a straight-line basis over the useful life of the software. The company will adopt the statement as of January 1, 1999. The adoption of the statement is not expected to have a material impact on the company's financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
International Business Machines Corporation and Subsidiary Companies

C Subsequent Events

Stock Split

On January 26, 1999, the IBM Board of Directors declared a two-for-one common stock split, subject to the approval of stockholders of an increase in the number of common shares authorized from 1,875 million to 4,687.5 million. The record date for the split will be on May 10, 1999, with distribution of the split shares expected to follow on May 26, 1999. Earnings per share calculations included in this report have not been restated to reflect this proposed stock split.

Debt Offering

On February 1, 1999, the company issued $600 million of 5 3/8% notes due February 1, 2009. The net proceeds from the issuance of this debt will be used for general corporate purposes.

D Divestitures

In December 1998, IBM and AT&T announced that AT&T will acquire IBM's Global Network business for $5 billion in cash. In addition, the two companies have agreed to enter into outsourcing contracts with each other. This subject is discussed further on pages 61 and 62 under the section entitled
"Divestitures/Acquisitions" in the Management Discussion.

E Common Stock Split

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

F Inventories

--------------------------------------------------------------------------------
(Dollars in millions)

At December 31:                                           1998              1997
--------------------------------------------------------------------------------
Finished goods                                          $1,088            $1,090
Work in process and
  raw materials                                          4,112             4,049
--------------------------------------------------------------------------------
Total                                                   $5,200            $5,139
================================================================================

G Plant, Rental Machines and Other Property

--------------------------------------------------------------------------------
(Dollars in millions)

At December 31:                                             1998            1997
--------------------------------------------------------------------------------
Land and land improvements                               $ 1,091         $ 1,117
Buildings                                                 11,088          11,208
Plant, laboratory and
  office equipment                                        27,025          25,015
--------------------------------------------------------------------------------
                                                          39,204          37,340
Less: Accumulated depreciation                            22,463          21,680
--------------------------------------------------------------------------------
                                                          16,741          15,660
Rental machines                                            5,666           4,793
Less: Accumulated depreciation                             2,776           2,106
--------------------------------------------------------------------------------
                                                           2,890           2,687
--------------------------------------------------------------------------------
Total                                                    $19,631         $18,347
================================================================================

H Investments and Sundry Assets

--------------------------------------------------------------------------------
(Dollars in millions)

At December 31:                                              1998           1997
--------------------------------------------------------------------------------
Net investment in sales-type leases*                      $14,384        $13,733
Less: Current portion--net                                  6,510          5,720
--------------------------------------------------------------------------------
                                                            7,874          8,013
Deferred taxes                                              2,921          3,163
Prepaid pension assets                                      4,836          3,828
Customer loan receivables--
  not yet due                                               3,499          2,741
Installment payment receivables                             1,087            977
Alliance investments:
  Equity method                                               420            484
  Other                                                       138            236
Goodwill, less accumulated
  amortization (1998, $2,111;
  1997, $1,717)                                               945            950
Marketable securities--non-current                            281            295
Other investments and
  sundry assets                                             1,509          1,228
--------------------------------------------------------------------------------
Total                                                     $23,510        $21,915
================================================================================

* These leases relate principally to IBM equipment and are generally for terms ranging from three to five years. Net investment in sales-type leases includes unguaranteed residual values of approximately $685 million and $563 million at December 31, 1998 and 1997, respectively, and is reflected net of unearned income at those dates of approximately $1,600 million for both years. Scheduled maturities of minimum lease payments outstanding at December 31, 1998, expressed as a percentage of the total, are approximately as follows:
  1999, 48 percent; 2000, 31 percent; 2001, 15 percent; 2002, 5 percent; and 2003 and beyond, 1 percent.
--------------------------------------------------------------------------------

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
International Business Machines Corporation and Subsidiary Companies

I Lines of Credit

The company maintains a $10.0 billion committed global credit facility. Unused committed lines of credit from this global facility amounted to $8.8 billion and $9.2 billion at December 31, 1998 and 1997, respectively. The company's other committed and uncommitted lines of credit amounted to $5.2 billion at December 31, 1998 and 1997. The unused portion of those lines amounted to $4.3 billion and $3.9 billion at December 31, 1998 and 1997, respectively. Total unused lines of credit at December 31, 1998 and 1997, amounted to $13.1 billion. Interest rates on borrowings vary from country to country depending on local market conditions.

J Sale and Securitization of Receivables

At year-end 1998 and 1997, the company had a net balance of $0.9 billion in assets under management from the securitization of loans, leases and trade receivables. The company received total cash proceeds of approximately $2.4 billion and $3.0 billion in 1998 and 1997, respectively, from the sale and securitization of these receivables and assets. No material gain or loss resulted from these transactions. Recourse amounts associated with the aforementioned sale and securitization activities are expected to be minimal, and adequate reserves are in place to cover potential losses.

K Debt

--------------------------------------------------------------------------------
Short-term debt

(Dollars in millions)

At December 31:                                              1998           1997
--------------------------------------------------------------------------------
Commercial paper                                          $ 4,885        $ 4,583
Short-term loans                                            6,370          5,699
Long-term debt: Current maturities                          2,650          2,948
--------------------------------------------------------------------------------
Total                                                     $13,905        $13,230
================================================================================

The weighted-average interest rates for commercial paper at December 31, 1998 and 1997, were approximately 5.7 percent and 5.8 percent, respectively. The weighted-average interest rates for short-term loans at December 31, 1998 and 1997, were approximately 5.3 percent and 5.5 percent, respectively.

--------------------------------------------------------------------------------
Long-term debt

(Dollars in millions)

At December 31:                              Maturities        1998        1997*
--------------------------------------------------------------------------------
U.S. Dollars:
Debentures:
6.22%a                                             2027     $   500     $   500
6.5%a                                              2028         700          --
7.0%a                                              2025         600         600
7.0%a                                              2045         150         150
7.125%a                                            2096         850         850
7.5%a                                              2013         550         550
8.375%a                                            2019         750         750
Notes: 6.7% average                           2000-2013       2,695       2,674
Medium-term note
  program: 5.8% average                       1999-2013       4,885       4,472
Other: 6.5% average                           1999-2012       1,514       1,319
--------------------------------------------------------------------------------
                                                             13,194      11,865
Other currencies
  (average interest rate
  at December 31, 1998,
  in parentheses):
Japanese yen (3.1%)                           1999-2014       3,866       3,944
Canadian dollars (5.7%)                       1999-2003         672         407
German marks (4.9%)                           1999-2002         120         111
Swiss francs (2.5%)                                2001          91          85
U.K. pounds (7.9%)                            1999-2004          25          28
Other (11.9%)                                 1999-2026         221         235
--------------------------------------------------------------------------------
                                                             18,189      16,675
Less: Net unamortized
  discount                                                       31          31
--------------------------------------------------------------------------------
                                                             18,158      16,644
Less: Current maturities                                      2,650       2,948
--------------------------------------------------------------------------------
Total                                                       $15,508     $13,696
================================================================================

Annual maturities in millions of dollars on long-term debt outstanding at December 31, 1998, are as follows: 1999, $2,650; 2000, $5,120; 2001, $1,491;
2002, $1,676; 2003, $1,116; 2004 and beyond, $6,136.

* Reclassified to conform to 1998 presentation.
--------------------------------------------------------------------------------

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
International Business Machines Corporation and Subsidiary Companies

L Interest on Debt

Interest paid and accrued on borrowings of the company and its subsidiaries amounted to $1,585 million in 1998, $1,596 million in 1997 and $1,565 million in 1996. Of these amounts, $28 million in 1998, $32 million in 1997 and $31 million in 1996 were capitalized. The remainder was charged to the cost of rentals and financing in the amounts of $844 million in 1998, $836 million in 1997 and $818 million in 1996, or interest expense in the amounts of $713 million in 1998, $728 million in 1997 and $716 million in 1996. The decrease in total interest expense in 1998 versus 1997 was due primarily to lower average interest rates, partially offset by higher levels of debt. The increase in total interest expense in 1997 versus 1996 was primarily due to higher levels of debt, partially offset by lower interest rates. The average interest rate for total debt was 5.7 percent, 6.4 percent and 7.0 percent in 1998, 1997 and 1996, respectively. These rates include the results of currency and interest rate swaps applied to the debt described in note K, "Debt," on page 73.

M Financial Instruments

The company maintains portfolios of financial instruments both on- and off-balance sheet.

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

--------------------------------------------------------------------------------
MARKETABLE SECURITIES AND OTHER INVESTMENTS

(Dollars in millions)                                            Carrying Value
                                                                ----------------

At December 31:                                                 1998        1997
--------------------------------------------------------------------------------
Current marketable securities:
U.S. government securities                                      $ 15        $ 93
Time deposits and other bank obligations                         335         181
Non-U.S. government securities and
  other fixed-term obligations                                    43         173
--------------------------------------------------------------------------------
Total                                                           $393        $447
================================================================================

Marketable securities--non-current:*
U.S. government securities                                      $ --        $ 54
Time deposits and other bank obligations                         271         183
Non-U.S. government securities and
  other fixed-term obligations                                    10          58
--------------------------------------------------------------------------------
Total                                                           $281        $295
================================================================================

Other investments:*
Alliance investments--Other                                     $138        $236
================================================================================

* Included within Investments and sundry assets on the Consolidated Statement of Financial Position (See note H on page 72).
--------------------------------------------------------------------------------

Financial Instruments Off-Balance Sheet (excluding derivatives)

IBM has guaranteed certain loans and financial commitments of affiliates. The approximate amount of these financial guarantees were $1,158 million and $861 million at December 31, 1998 and 1997, respectively. Additionally, the company is responsible for fulfilling financial commitments associated with certain contracts to which it is a party. These commitments, which in the aggregate were approximately $1,600 million and $600 million at December 31, 1998 and 1997, respectively, are not expected to have a material adverse effect on the company's financial position or results of operations.

The company's dealers had unused lines of credit available from IBM for working capital financing of approximately $3.6 billion and $2.1 billion at December 31, 1998 and 1997, respectively.

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
International Business Machines Corporation and Subsidiary Companies

The following table summarizes the notional value, carrying value and fair value of the company's derivative financial instruments on- and off-balance sheet. The notional value at December 31 provides an indication of the extent of the company's involvement in such instruments at that time, but does not represent exposure to market risk.

----------------------------------------------------------------------------------------------------------------
                                                At December 31, 1998                     At December 31, 1997
                                         ---------------------------------        ------------------------------
                                         Notional   Carrying        Fair          Notional    Carrying      Fair
(Dollars in millions)                       Value      Value       Value             Value       Value     Value
----------------------------------------------------------------------------------------------------------------
Interest rate and currency contracts      $31,484      $(485)      $(427)          $24,774         $29      $ 84
Option contracts                            9,021         67          45            14,211          41       193
----------------------------------------------------------------------------------------------------------------
Total                                     $40,505      $(418)      $(382)*         $38,985         $70      $277*
================================================================================================================

  Bracketed amounts are liabilities.

* The estimated fair value of derivatives both on- and off-balance sheet at
  December 31, 1998 and 1997, consists of assets of $486 million and $581 million and liabilities of $868 million and $304 million, respectively.
----------------------------------------------------------------------------------------------------------------

A significant portion of the company's derivative transactions relates to the matching of liabilities to assets associated with both its global financing business and its non-global financing business. The company issues debt, using the most efficient capital markets and products, which may result in a currency or interest rate mismatch with the underlying assets. Interest rate swaps or currency swaps are then used to match the interest rates and currencies of its debt to the related assets. These swap contracts principally mature within five years. Interest and currency rate differentials accruing under these interest rate and currency swap contracts are recognized over the life of the contracts in interest expense.

The company uses internal regional centers to manage the cash of its subsidiaries. These regional centers principally use currency swaps to convert cash flows in a cost-effective manner, predominantly for the company's European subsidiaries. The terms of the swaps are generally less than one year. The effects of these contracts are recognized over the life of the contract in interest expense.

The company also utilizes currency swaps and other foreign currency contracts in order to hedge the foreign currency exposures of certain of the company's net investments in foreign subsidiaries. The currency effects of these hedges are reflected in the Accumulated gains and losses not affecting retained earnings section of Stockholders' equity, offsetting a portion of the translation of net assets.

When the terms of an underlying instrument are modified, or if it ceases to exist, all changes in fair value of the swap contract are recognized in income each period until it matures.

Additionally, the company uses derivatives to limit its exposure to loss resulting from fluctuations in foreign currency exchange rates on anticipated cash transactions among foreign subsidiaries and the parent company. The company receives significant intracompany royalties and net payments for goods and services from its non-U.S. subsidiaries. In anticipation of these foreign currency flows, and given the volatility of the currency markets, the company selectively employs foreign currency options to manage the currency risk. The terms of these instruments are generally less than one year.

For purchased options that hedge qualifying anticipated transactions, gains and losses are deferred and recognized in net income in the same period that the underlying transaction occurs, expires or is otherwise terminated. At December 31, 1998 and 1997, there were no material deferred gains or losses. The premiums associated with entering into these option contracts are generally amortized over the life of the options and are not material to the company's results. Unamortized premiums are included in prepaid assets. For purchased options that hedge anticipated transactions which do not qualify for hedge accounting, gains and losses are recorded in net income as they occur on a mark-to-market basis. All written options are marked to market monthly and are not material to the company's results.

The company also enters into transactions to moderate the impact that an appreciation of the dollar relative to other currencies would have on the translation of foreign earnings. These transactions do not qualify as hedges for accounting purposes, and their foreign exchange gains and losses are recorded in net income as they occur.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
International Business Machines Corporation and Subsidiary Companies

N Other Liabilities and Environmental

Other liabilities consists principally of accruals for nonpension postretirement benefits for U.S. employees ($6.6 billion) and nonpension postretirement benefits, indemnity and retirement plan reserves for non-U.S. employees ($1.4 billion). More detailed discussion of these liabilities appears in note X, "Nonpension Postretirement Benefits," on pages 83 and 84, and note W, "Retirement Plans," on pages 81 through 83.

Also included are non-current liabilities associated with infrastructure reduction and restructuring actions taken in 1993 and prior. As a result, amounts representing postemployment preretirement accruals in the amount of $793 million and $681 million (net of sublease receipts) for accruals for leased space that the company has vacated are included.

The company employs extensive internal environmental protection programs that are primarily preventative in nature. The cost of these ongoing programs is recorded as incurred.

The company continues to participate in environmental assessments and cleanups at a number of locations, including operating facilities, previously owned facilities and Superfund sites. The company accrues for all known environmental liabilities for remediation costs when a cleanup program becomes probable and costs can be reasonably estimated. In addition, estimated environmental costs associated with post-closure activities, such as the removal and restoration of chemical storage facilities and monitoring, are accrued when the decision is made to close a facility. The total amounts accrued, which do not reflect any insurance recoveries, were $238 million and $243 million at December 31, 1998 and 1997, respectively.

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

O Stockholders' Equity Activity

Stock Repurchases

The Board of Directors from time to time has authorized the company to repurchase IBM common stock. The company repurchased 57,384,100 common shares at a cost of $6.9 billion and 81,505,200 common shares at a cost of $7.1 billion in 1998 and 1997, respectively. The repurchases resulted in a reduction of $28,498,409 and $34,388,668 in the stated capital (par value) associated with common stock in 1998 and 1997, respectively. In 1997, 10 million repurchased shares were used to establish the Employee Benefits Trust (see below). In 1998 and 1997, 387,282 and 2,727,864 shares, respectively, were issued as a result of acquisitions. The rest of the repurchased shares were retired and restored to the status of authorized but unissued shares. At December 31, 1998, approximately $2.8 billion of Board authorization for repurchases remained. The company plans to purchase shares on the open market from time to time, depending on market conditions.

In 1995, the IBM Board of Directors authorized the company to purchase all of its outstanding Series A 7 1/2 percent preferred stock. During 1998 and 1997, the company repurchased 51,250 shares at a cost of $5.5 million and 13,450 shares at a cost of $1.4 million, respectively. This resulted in a $512.50 and $134.50 ($.01 par value per share) reduction in the stated capital associated with preferred stock as of December 31, 1998 and 1997, respectively. The repurchased shares were retired and restored to the status of authorized but unissued shares. The company plans to purchase remaining shares on the open market and in private transactions from time to time, depending on market conditions.

Employee Benefits Trust

Effective November 1, 1997, the company created an employee benefits trust to which the company contributed 10 million shares of treasury stock. The company is authorized to instruct the trustee to sell shares from time to time and to use proceeds from such sales, and any dividends paid on such contributed stock, toward the partial satisfaction of the company's future obligations under certain of its compensation and benefits plans, including its retiree medical plans. The shares held in trust are not considered outstanding for earnings per share purposes until they are committed to be released. The shares will be voted by the trustee in accordance with its fiduciary duties. As of December 31, 1998 and 1997, no shares have been committed to be released.

At December 31, 1998, the company adjusted its valuation of the employee benefits trust to fair value. This adjustment solely impacted line items within stockholders' equity and did not affect total stockholders' equity or net income.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
International Business Machines Corporation and Subsidiary Companies

------------------------------------------------------------------------------------------------------
Accumulated Gains and Losses Not Affecting Retained Earnings

                                            Foreign            Net Unrealized          Total Gains and
                                           Currency         Gains (Losses) on     Losses Not Affecting
                                              Items     Marketable Securities        Retained Earnings
(Dollars in millions)                  (Net of Tax)              (Net of Tax)             (Net of Tax)
------------------------------------------------------------------------------------------------------
Beginning balance, January 1, 1996          $ 3,036                      $ 57                  $ 3,093
Change for period                              (635)                      111                     (524)
------------------------------------------------------------------------------------------------------
Ending balance, December 31, 1996             2,401                       168                    2,569
Change for period                            (1,610)                      (60)                  (1,670)
------------------------------------------------------------------------------------------------------
Ending balance, December 31, 1997               791                       108                      899
Change for period                                69                       (57)                      12
------------------------------------------------------------------------------------------------------
Ending balance, December 31, 1998           $   860                      $ 51                  $   911
======================================================================================================

--------------------------------------------------------------------------------
NET CHANGE IN UNREALIZED GAINS (LOSSES) ON
MARKETABLE SECURITIES (NET OF TAX)

(Dollars in millions)

For the year ended December 31:                                            1998
--------------------------------------------------------------------------------
Unrealized gains
  arising during the period, net of tax                                    $ 99
Less gains included in net income
  for the period, net of tax                                                156
--------------------------------------------------------------------------------
Net decrease in unrealized gains
  on marketable securities, net of tax                                     $(57)
================================================================================

P Contingencies

The company is subject to a variety of claims and suits that arise from time to time out of the ordinary course of its business, including actions with respect to contracts, intellectual property, product liability and environmental matters. The company does not believe that any such current action will have a material impact on the company's business, financial condition or results of operations.

On February 25, 1993, a class action complaint was filed against the company in the United States District Court for the Southern District of New York alleging, among other matters, that the company disseminated false and misleading statements concerning its financial condition and dividends during certain periods of 1992. On February 3, 1997, Judge Rakoff issued an order granting the company's motion for summary judgment in this case in its entirety. Plaintiffs filed an appeal and on November 17, 1998, the Second Circuit Court of Appeals upheld Judge Rakoff's decision for the company.

Q Taxes

--------------------------------------------------------------------------------
(Dollars in millions)

For the year ended December 31:                1998          1997          1996
--------------------------------------------------------------------------------
Income before income taxes:
U.S. operations                             $ 2,960       $ 3,193       $ 3,025
Non-U.S. operations                           6,080         5,834         5,562
--------------------------------------------------------------------------------
                                            $ 9,040       $ 9,027       $ 8,587
================================================================================

The provision for income taxes
  by geographic operations
  is as follows:
U.S. operations                             $   991       $   974       $ 1,137
Non-U.S. operations                           1,721         1,960         2,021
--------------------------------------------------------------------------------
Total provision for income taxes            $ 2,712       $ 2,934       $ 3,158
================================================================================

The components of the provision
  for income taxes by taxing
  jurisdiction are as follows:
U.S. federal:
Current                                     $ 1,117       $   163       $   727
Deferred                                       (475)          349            83
--------------------------------------------------------------------------------
                                                642           512           810
U.S. state and local:
Current                                         139            83           158
Deferred                                       (260)          (87)         (353)
--------------------------------------------------------------------------------
                                               (121)           (4)         (195)
Non-U.S.:
Current                                       2,062         2,330         2,262
Deferred                                        129            96           281
--------------------------------------------------------------------------------
                                              2,191         2,426         2,543
--------------------------------------------------------------------------------
Total provision for income taxes              2,712         2,934         3,158
Provision for social security,
  real estate, personal property
  and other taxes                             2,859         2,774         2,584
--------------------------------------------------------------------------------
Total provision for taxes                   $ 5,571       $ 5,708       $ 5,742
================================================================================

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
International Business Machines Corporation and Subsidiary Companies

The effect of tax law changes on deferred tax assets and liabilities did not have a significant impact on the company's effective tax rate.

The significant components of activities that gave rise to deferred tax assets and liabilities included on the balance sheet were as follows:

--------------------------------------------------------------------------------
DEFERRED TAX ASSETS

(Dollars in millions)

At December 31:                                             1998            1997
--------------------------------------------------------------------------------
Employee benefits                                        $ 3,909         $ 3,707
Bad debt, inventory and
  warranty reserves                                        1,249           1,027
Alternative minimum tax credits                            1,169           1,092
Capitalized research and development                         913           1,196
Restructuring charges                                        863           1,163
Deferred income                                              686             893
General business credits                                     555             492
Equity alliances                                             387             378
Foreign tax loss carryforwards                               304             202
State and local tax loss carryforwards                       212             203
Depreciation                                                 201             132
Intracompany sales and services                              182             235
Other                                                      2,614           2,507
--------------------------------------------------------------------------------
Gross deferred tax assets                                 13,244          13,227
Less: Valuation allowance                                    488           2,163
--------------------------------------------------------------------------------
Net deferred tax assets                                  $12,756         $11,064
================================================================================

--------------------------------------------------------------------------------
DEFERRED TAX LIABILITIES

(Dollars in millions)

At December 31:                                            1998             1997
--------------------------------------------------------------------------------
Sales-type leases                                        $3,433           $3,147
Retirement benefits                                       2,775            2,147
Depreciation                                              1,505            1,556
Software costs deferred                                     287              420
Other                                                     1,841            1,413
--------------------------------------------------------------------------------
Gross deferred tax liabilities                           $9,841           $8,683
================================================================================

As part of implementing its global strategies involving the relocation of certain of its manufacturing operations, the company transferred certain intellectual property rights to several non-U.S. subsidiaries in December 1998. Since these strategies, including this transfer, result in the anticipated utilization of U.S. federal tax credit carryforwards, the company reduced the valuation allowance from that previously required. The valuation allowance at December 31, 1998, principally applies to certain state and local and foreign tax loss carryforwards that, in the opinion of management, are more likely than not to expire before the company can utilize them.

A reconciliation of the company's effective tax rate to the statutory U.S. federal tax rate is as follows:

--------------------------------------------------------------------------------
For the year ended December 31:               1998          1997          1996
--------------------------------------------------------------------------------
Statutory rate                                  35%           35%           35%
Foreign tax differential                        (6)           (3)            2
State and local                                  1             1             1
U.S. valuation allowance
  related items                                 (1)           --            (6)
Other                                            1            --             5
--------------------------------------------------------------------------------
Effective rate                                  30%           33%           37%
================================================================================

For tax return purposes, the company has available tax credit carryforwards of approximately $2,067 million, of which $1,169 million have an indefinite carryforward period, $184 million expire in 1999 and the remainder thereafter. The company also has state and local and foreign tax loss carryforwards, the tax effect of which is $516 million. Most of these carryforwards are available for 10 years or have an indefinite carryforward period.

Undistributed earnings of non-U.S. subsidiaries included in consolidated retained earnings amounted to $13,165 million at December 31, 1998, $12,511 million at December 31, 1997, and $12,111 million at December 31, 1996. These earnings, which reflect full provision for non-U.S. income taxes, are indefinitely reinvested in non-U.S. operations or will be remitted substantially free of additional tax.

R Selling and Advertising

Selling and advertising expense is charged against income as incurred. Advertising expense, which includes media, agency and promotional expenses, amounted to $1,681 million, $1,708 million and $1,569 million in 1998, 1997 and 1996, respectively.

S Research, Development and Engineering

Research, development and engineering expense amounted to $5,046 million in 1998, $4,877 million in 1997 and $5,089 million in 1996. Expenditures for product-related engineering included in these amounts were $580 million, $570 million and $720 million in 1998, 1997 and 1996, respectively.

Expenditures of $4,466 million in 1998, $4,307 million in 1997 and $4,369 million in 1996 were made for research and development activities covering basic scientific research and the application of scientific advances to the development of new and improved products and their uses. Of these amounts, software-related activities were $2,086 million, $2,016 million and $2,161 million in 1998, 1997 and 1996, respectively. Included in the 1996 expenditures is $435 million of purchased in-process research and development expense relating to the Tivoli and Object Technology International, Inc. acquisitions.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
International Business Machines Corporation and Subsidiary Companies

T Earnings Per Share of Common Stock

The following table sets forth the computation of basic and diluted earnings per share.

--------------------------------------------------------------------------------------------------------
For the year ended December 31:                             1998                1997                1996
--------------------------------------------------------------------------------------------------------
Number of shares on which basic earnings
  per share is calculated:
Average outstanding during year                      934,502,785         983,286,361       1,056,704,188
  Add--Incremental shares under stock
   compensation plans                                 25,562,450          27,648,581          23,004,716
--------------------------------------------------------------------------------------------------------
Number of shares on which diluted earnings
  per share is calculated                            960,065,235       1,010,934,942       1,079,708,904
========================================================================================================

Net income (millions)                               $      6,328      $        6,093      $        5,429
Less--Preferred stock dividends (millions)                    20                  20                  20
--------------------------------------------------------------------------------------------------------
Net income on which basic and diluted earnings
  per share are calculated (millions)               $      6,308      $        6,073      $        5,409
========================================================================================================

Basic earnings per share                            $       6.75      $         6.18      $         5.12
Diluted earnings per share                          $       6.57      $         6.01      $         5.01
--------------------------------------------------------------------------------------------------------

Stock options to purchase 2,062,365 shares in 1998, 165,833 shares in 1997 and 784,141 shares in 1996 were outstanding, but were not included in the computation of diluted earnings per share because the options' exercise price was greater than the average market price of the common shares, and therefore, the effect would be antidilutive. In addition, 2,565,519 restricted stock units in 1998 relating to the company's Long-Term Performance Plan were not included in the computation of diluted earnings as their effect would be antidilutive.

U Rental Expense and Lease Commitments

Rental expense, including amounts charged to inventories and fixed assets and excluding amounts previously reserved, was $1,431 million in 1998, $1,280 million in 1997 and $1,210 million in 1996. The table below depicts gross minimum rental commitments under noncancelable leases, amounts related to vacant space that the company has reserved and sublease income commitments. These amounts generally reflect activities related to office space and manufacturing equipment.

--------------------------------------------------------------------------------
                                                                          Beyond
(Dollars in millions)              1999     2000     2001   2002   2003     2003
--------------------------------------------------------------------------------
Gross rental commitments         $1,398   $1,242   $1,085   $877   $623   $1,417
Vacant space                        205      188      150     98     59      222
Sublease income commitments         165      140      122     64     35       66
--------------------------------------------------------------------------------

V Stock-Based Compensation Plans

The company applies Accounting Principles Board (APB) Opinion No. 25 and related Interpretations in accounting for its stock-based compensation plans. A description of the terms of the company's stock-based compensation plans follows:

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

Awards may include stock options, stock appreciation rights, restricted stock, cash or stock awards, or any combination thereof. The number of shares that may be issued under the IBM 1997 Long-Term Performance Plan for awards is 50.3 million, which was 5 percent of the outstanding common stock on February 10, 1997. There were 34.3 million and 46.4 million unused shares available for granting under the IBM 1997 Long-Term Performance Plan as of December 31, 1998 and 1997, respectively, and approximately 2.0 and 9.0 million shares available for granting under the 1994 Long-Term Performance Plan at December 31, 1998 and 1997, respectively.

These awards, which are expressed in terms of shares, are adjusted to fair value at the end of each period and the change in value is included in net income. Awards under the Plans resulted in compensation expense of $322.4 million, $214.1 million and $203.9 million in 1998, 1997 and 1996, respectively.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
International Business Machines Corporation and Subsidiary Companies

Stock Option Grants

Stock options granted under the Plans allow the purchase of the company's common stock at 100 percent of the market price on the date of grant and generally expire 10 years from the date of grant. The following tables summarize option activity of the Plans during 1998, 1997 and 1996:

-------------------------------------------------------------------------------------------------------------------
                                     1998                           1997                           1996
                           --------------------------     --------------------------     --------------------------
                           Wtd. Avg.                      Wtd. Avg.                      Wtd. Avg.
                            Exercise    No. of Shares      Exercise    No. of Shares      Exercise    No. of Shares
                               Price     under Option         Price     under Option         Price     under Option
-------------------------------------------------------------------------------------------------------------------
Balance at January 1            $ 54       61,728,361           $44       61,435,322           $39       68,565,806
Options granted                  107       20,587,675            71       21,471,228            63       15,359,058
Options exercised                 44      (14,816,738)           42      (19,630,005)           36      (19,302,622)
Options terminated                71       (1,777,373)           56       (1,548,184)           61       (3,186,920)
-------------------------------------------------------------------------------------------------------------------
Balance at December 31          $ 72       65,721,925           $54       61,728,361           $44       61,435,322
===================================================================================================================
Exercisable at December 31      $ 44       23,095,818           $38       26,619,548           $41       30,603,845
===================================================================================================================

The shares under option at December 31, 1998, were in the following exercise price ranges:

----------------------------------------------------------------------------------------------------------------
                                               Options Outstanding                 Options Currently Exercisable
                                     ----------------------------------------      -----------------------------
                                                                    Wtd. Avg.       Wtd. Avg.          Wtd. Avg.
                                         No. of   Exercise        Contractual          No. of           Exercise
Exercise Price Range                    Options      Price    Life (in years)         Options              Price
----------------------------------------------------------------------------------------------------------------
$21 - 50A                            16,708,124       $ 32                  5      15,137,952               $ 32
$51 - 80A                            26,369,118         68                  7       7,463,820                 66
$81 - 110A                           20,024,496        103                  9         491,047                103
$111 and over                         2,620,187        138                 10           2,999                112
----------------------------------------------------------------------------------------------------------------
                                     65,721,925       $ 72                         23,095,818               $ 44
================================================================================================================

IBM Employees Stock Purchase Plan

The IBM Employees Stock Purchase Plan (ESPP) enables substantially all regular employees to purchase full or fractional shares of IBM common stock through payroll deductions of up to 10 percent of eligible compensation. The price an employee pays is 85 percent of the average market price on the last day of an applicable pay period.

During 1998, 1997 and 1996, employees purchased 3,993,372, 4,676,980 and
6,461,856 shares, all of which were treasury shares, for which $415 million, $354 million and $324 million were paid to the company, respectively.

There were approximately 31.5 million, 35.5 million and 40.2 million reserved unissued shares available for purchase under the ESPP, as previously approved by stockholders, at December 31, 1998, 1997 and 1996, respectively.

Pro Forma Disclosure

In applying APB Opinion No. 25, no expense was recognized for stock options granted under the Plan or for employee stock purchases under the ESPP. SFAS 123 requires that a fair market value of all awards of stock-based compensation be determined using standard techniques and that pro forma net income and earnings per share be disclosed as if the resulting stock-based compensation amounts were recorded in the Consolidated Statement of Earnings. The table below depicts the effects of SFAS 123.

------------------------------------------------------------------------------------------------------------------------------------
                                                            1998                        1997                          1996
                                                 -----------------------    --------------------------    --------------------------
(Dollars in millions except per share amounts)   As reported   Pro forma    As reported      Pro forma    As reported      Pro forma
------------------------------------------------------------------------------------------------------------------------------------
Net income applicable to
  common shareholders                                 $6,308      $5,985         $6,073         $5,866         $5,409         $5,267
Earnings per share of
  common stock--basic                                 $ 6.75      $ 6.40         $ 6.18         $ 5.97         $ 5.12         $ 4.98
Earnings per share of
  common stock--assuming dilution                     $ 6.57      $ 6.24         $ 6.01         $ 5.82         $ 5.01         $ 4.89
------------------------------------------------------------------------------------------------------------------------------------

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
International Business Machines Corporation and Subsidiary Companies

The pro forma amounts, for purposes of SFAS 123, reflect the portion of the estimated fair value of awards earned in 1998, 1997 and 1996. The aggregate fair value of awards granted is earned ratably over the vesting or service period and is greater than that included in the pro forma amounts.

The company used the Black-Scholes model to value the stock options granted in 1998, 1997 and 1996. The weighted-average assumptions used to estimate the value of the options included in the pro forma amounts, and the weighted-average estimated fair value of an option granted are as follows:

--------------------------------------------------------------------------------
                                                   1998        1997        1996
--------------------------------------------------------------------------------

Term (years)*                                       5/6         5/6         5/6
Volatility**                                       26.4%       23.0%       22.0%
Risk-free interest rate (zero
  coupon U.S. treasury note)                        5.1%        6.2%        6.0%
Dividend yield                                      0.8%        1.0%        1.2%
Weighted-average fair
  value of options                                $  36       $  25       $  20

* Option term is based on tax incentive options (5 years) and non-tax incentive options (6 years).

** To determine volatility, the company measured the daily price changes of the stock over the most recent 5 and 6 year periods.
--------------------------------------------------------------------------------

W Retirement Plans

The company and its subsidiaries have defined benefit and defined contribution retirement plans covering substantially all regular employees, and a supplemental retirement plan that covers certain executives.

The changes in the benefit obligations and plan assets of the U.S. and material non-U.S. defined benefit plans for 1998 and 1997 were as follows:

----------------------------------------------------------------------------------------------------------------------
                                                                   U.S. Plan                       Non-U.S. Plans
                                                          --------------------------        --------------------------
(Dollars in millions)                                         1998             1997*            1998             1997*
----------------------------------------------------------------------------------------------------------------------
Change in benefit obligation:
Benefit obligation at beginning of year                   $ 33,161         $ 29,729         $ 18,846         $ 19,883
Service cost                                                   532              397              399              366
Interest cost                                                2,261            2,215            1,213            1,182
Plan participants' contributions                                --               --               29               33
Acquisitions/divestitures, net                                  22               (2)              --              129
Amendments                                                      --               14                2               --
Actuarial losses                                             2,729            2,805            1,331              431
Benefits paid from trust                                    (2,144)          (1,997)            (683)            (623)
Direct benefit payments                                         --               --             (254)            (281)
Foreign exchange impact                                         --               --            1,155           (2,186)
Plan curtailments/settlements/termination benefits              --               --               10              (88)
----------------------------------------------------------------------------------------------------------------------
Benefit obligation at end of year                           36,561           33,161           22,048           18,846
----------------------------------------------------------------------------------------------------------------------
Change in plan assets:
Fair value of plan assets at beginning of year              38,475           34,281           21,841           21,039
Actual return on plan assets                                 5,240            6,193            2,400            3,454
Employer contribution                                           --               --              452              192
Acquisitions/divestitures, net                                  22               (2)              --              129
Plan participants' contributions                                --               --               29               33
Benefits paid from trust                                    (2,144)          (1,997)            (683)            (623)
Foreign exchange impact                                         --               --            1,283           (2,263)
Settlements                                                     --               --              (28)            (120)
----------------------------------------------------------------------------------------------------------------------
Fair value of plan assets at end of year                    41,593           38,475           25,294           21,841
----------------------------------------------------------------------------------------------------------------------
Fair value of plan assets in excess
  of benefit obligation                                      5,032            5,314            3,246            2,995
Unrecognized net actuarial gains                            (1,289)          (1,901)          (2,342)          (2,897)
Unrecognized prior service costs                               174              190              181              194
Unrecognized net transition asset                             (771)            (911)             (78)             (83)
Adjustment to recognize minimum liability                       --               --              (87)              (3)
----------------------------------------------------------------------------------------------------------------------
Prepaid pension asset recognized
  in the Consolidated Statement of Financial Position     $  3,146         $  2,692         $    920         $    206
======================================================================================================================

* Reclassified to conform to 1998 presentation.
----------------------------------------------------------------------------------------------------------------------

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
International Business Machines Corporation and Subsidiary Companies

U.S. Plan: U.S. regular, full-time and part-time employees are covered by a noncontributory plan that is funded by company contributions to an irrevocable trust fund, which is held for the sole benefit of employees. Under a new formula, which is being phased in over five years, retirement benefits will be determined based on points accumulated for each year worked and final average compensation period. To preserve benefits of employees close to retirement, service and earnings credit will continue to accrue under the prior formula through the year 2000, and upon retirement, these employees will receive the benefit from either the new or prior formulas, whichever is higher. Benefits become vested upon the completion of five years of service. The number of individuals receiving benefits at December 31, 1998 and 1997, was 116,685 and 108,415, respectively.

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

U.S. Supplemental Executive Retirement Plan: The company also has a non-qualified U.S. Supplemental Executive Retirement Plan (SERP). The SERP, which is unfunded, provides eligible executives defined pension benefits outside the IBM Retirement Plan, based on average earnings, years of service and age at retirement. At December 31, 1998 and 1997, the projected benefit obligation was $178 million and $128 million, respectively, and the amounts included in the Consolidated Statement of Financial Position were pension liabilities of $81 million and $56 million, respectively.

Weighted-average assumptions as of December 31:

----------------------------------------------------------------------------------------------------------------------------------
                                                      U.S. Plan                                        Non-U.S. Plan
                                         ------------------------------------       ----------------------------------------------
                                         1998            1997            1996             1998             1997              1996
----------------------------------------------------------------------------------------------------------------------------------
Discount rate                             6.5%            7.0%           7.75%      4.5 -  7.5%       4.5 - 7.5%       4.5 -  8.5%
Expected return on plan assets            9.5%            9.5%           9.25%      6.5 - 10.0%       6.0 - 9.5%       6.5 - 10.0%
Rate of compensation increase             5.0%            5.0%            5.0%      2.7 -  6.1%       2.6 - 6.1%       2.3 -  6.5%
----------------------------------------------------------------------------------------------------------------------------------

The cost of the defined benefit plans for 1998, 1997 and 1996 was as follows:

---------------------------------------------------------------------------------------------------------------------
                                                                  U.S. Plan                     Non-U.S. Plan
                                                       -----------------------------    -----------------------------
(Dollars in millions)                                     1998       1997*      1996*      1998       1997*      1996*
                                                       -------    -------    -------    -------    -------    -------
Service cost                                           $   532    $   397    $   412    $   399    $   366    $   384
Interest cost                                            2,261      2,215      2,125      1,213      1,182      1,302
Expected return on plan assets                          (3,123)    (2,907)    (2,701)    (1,739)    (1,457)    (1,485)
Net amortization                                          (124)      (125)      (121)        21         15         27
Settlement losses/(gains)                                   --         --         --         10        (63)      (102)
---------------------------------------------------------------------------------------------------------------------
Net periodic pension cost (benefit)--U.S. Plan
  and material non-U.S. Plans                          $  (454)   $  (420)   $  (285)   $   (96)   $    43    $   126
=====================================================================================================================
Total net periodic pension cost (benefit) for all
  non-U.S. plans                                                                        $   (42)   $    50    $   148
=====================================================================================================================
* Reclassified to conform to 1998 presentation

Cost of defined contribution plans                     $   258    $   236    $   209    $    90    $    64    $    29
=====================================================================================================================
Cost of complementary defined benefits                 $    34    $    33    $    27
====================================================================================
Cost of U.S. supplemental executive
  retirement plan                                      $    25    $    20    $    19
====================================================================================

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
International Business Machines Corporation and Subsidiary Companies

Net periodic pension cost is determined using the Projected Unit Credit actuarial method.

The effects on the company's results of operations and financial position from changes in the estimates and assumptions used in computing pension and prepaid pension assets or pension liability is mitigated by the delayed recognition provisions of SFAS 87, with the exception of the effects of settlement gains, curtailment losses and early terminations, which are recognized immediately. The 0.5% decrease in the discount rate in 1998 resulted in an actuarial loss of $2,144 million for the U.S. plan. The 0.75% decrease in the discount rate in 1997 resulted in an actuarial loss of $2,723 million for the U.S. plan.

It is the company's practice to fund amounts for pensions sufficient to meet the minimum requirements set forth in applicable employee benefits laws and with regard to local tax laws. Additional amounts are contributed from time to time when deemed appropriate by the company. Liabilities for amounts in excess of these funding levels are accrued and reported in the company's Consolidated Statement of Financial Position. The assets of the various plans include corporate equities, government securities, corporate debt securities and real estate.

At December 31, 1998, the material non-U.S. defined benefit plans in which the plan assets exceeded the benefit obligation had obligations of $18,217 million and assets of $21,736 million. The material non-U.S. defined benefit plans in which the benefit obligation exceeded the fair value of plan assets had obligations of $3,831 million and assets of $3,558 million.

At December 31, 1997, the material non-U.S. defined benefit plans in which the plan assets exceeded the benefit obligation had obligations of $18,322 million and assets of $21,391 million. The material non-U.S. defined benefit plans in which the benefit obligation exceeded the fair value of plan assets had obligations of $524 million and assets of $450 million.

X Nonpension Postretirement Benefits

The company and its U.S. subsidiaries have defined benefit postretirement plans that provide medical, dental and life insurance for retirees and eligible dependents. Plan cost maximums for those who retired prior to January 1, 1992, will take effect beginning with the year 2001. Plan cost maximums for all other employees take effect upon retirement.

The changes in the benefit obligation and plan assets of the U.S. plans for 1998 and 1997 are as follows:

--------------------------------------------------------------------------------
(Dollars in millions)                                     1998             1997*
--------------------------------------------------------------------------------
Change in benefit obligation:
Benefit obligation at beginning
  of year                                              $ 6,384          $ 6,453
Service cost                                                42               32
Interest cost                                              427              455
Amendments                                                 (26)            (290)
Actuarial gains                                           (146)            (234)
Actuarial losses                                           272              435
Benefits paid from trust                                  (486)            (455)
Direct benefit payments                                    (10)             (12)
--------------------------------------------------------------------------------
Benefit obligation at end of year                        6,457            6,384
--------------------------------------------------------------------------------

Change in plan assets:
Fair value of plan assets at
  beginning of year                                        120              559
Actual return on plan assets                                10               16
Employer contributions                                     479               --
Benefits paid, net
  of employee contributions                               (486)            (455)
--------------------------------------------------------------------------------
Fair value of plan assets at
  end of year                                              123              120
--------------------------------------------------------------------------------

Benefit obligation in excess
  of plan assets                                        (6,334)          (6,264)
Unrecognized net actuarial losses                          700              578
Unrecognized prior service cost                           (965)          (1,073)
--------------------------------------------------------------------------------

Accrued postretirement
  benefit liability recognized in the
  Consolidated Statement
  of Financial Position                                $(6,599)         $(6,759)
================================================================================

* Reclassified to conform to 1998 presentation.
--------------------------------------------------------------------------------

The benefit obligation was determined by application of the terms of medical, dental and life insurance plans, including the effects of established maximums on covered costs, together with relevant actuarial assumptions. These actuarial assumptions included a projected healthcare cost trend rate of 6 percent.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
International Business Machines Corporation and Subsidiary Companies

The net periodic postretirement benefit cost for the U.S. plan for the years ended December 31 included the following components:

--------------------------------------------------------------------------------
(Dollars in millions)                              1998        1997        1996
--------------------------------------------------------------------------------
Service cost                                      $  42       $  32       $  43
Interest cost                                       427         455         478
Expected return on
  plan assets                                        (5)        (15)        (68)
Net amortization and deferral                      (133)       (119)        (87)
--------------------------------------------------------------------------------
Net periodic postretirement
  benefit cost                                    $ 331       $ 353       $ 366
================================================================================

WEIGHTED-AVERAGE ASSUMPTIONS AS OF DECEMBER 31:

Discount rate                                       6.5%        7.0%       7.75%
Expected return on
  plan assets                                       5.0%        5.0%       9.25%
--------------------------------------------------------------------------------

The assets of the plan are comprised of short-term fixed income investments. Certain of the company's non-U.S. subsidiaries have similar plans for retirees. However, most of the retirees outside the United States are covered by government-sponsored and administered programs. The obligations and cost of these programs are not significant to the company.

A one percentage-point change in the assumed healthcare cost trend rate would have the following effects as of December 31, 1998:

--------------------------------------------------------------------------------
                                                 One Percentage  One Percentage
(Dollars in millions)                            Point Increase  Point Decrease
--------------------------------------------------------------------------------
Effect on total service and
  interest cost                                             $ 4           $  (6)
Effect on postretirement benefit
  obligation                                                $87           $(122)
--------------------------------------------------------------------------------

Y Segment Information

IBM is in the business of providing customer solutions through the use of advanced information technology. The company operates primarily in a single industry utilizing several segments that create value by offering a variety of solutions that include, either singularly or in some combination, technologies, systems, products, services, software and financing.

Organizationally, the company's major operations consist of three hardware product segments--Technology, Personal Systems and Server; a Global Services segment; a Software segment; a Global Financing segment and a series of Enterprise Investments. The product segments are determined based on several factors including customer base, homogeneity of products, technology, delivery channels and other factors.

The Technology segment produces peripheral equipment for use in general purpose computer systems including storage and networking devices, advanced function printers and display devices. In addition, the segment provides components such as semiconductors and hard disk drives for use in the company's products and for sale to original equipment manufacturers (OEM). Major business units include Storage Systems, Microelectronics, Printer Systems and Networking Hardware.

The Personal Systems segment produces general purpose computer systems, including some system and consumer software, that operate applications for use by one user at a time (personal computer clients), or as servers, and display devices. Major brands include the Aptiva home PC's, IntelliStation workstations, Netfinity servers, PC 300 commercial desktop and ThinkPad mobile systems. Consumer software brands include Crayola, Edmark and World Book Multimedia Encyclopedia. These products are sold primarily through reseller and retail channels.

The Server segment produces powerful multi-purpose computer systems that operate many open-network based applications and are used primarily by multiple users at the same time. They perform high-volume transaction processing and serve data to personal systems and other end-user devices. The servers are the engines behind the bulk of electronic business transactions, including e-commerce. Major brands include S/390, AS/400 and RS/6000. The segment's products are sold directly by the company and through business partner relationships.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
International Business Machines Corporation and Subsidiary Companies

The Global Services segment is the world's largest and most versatile information technology services provider, supporting computer hardware and software products, and providing professional services to help customers of all sizes realize the full value of information technology (IT). The segment provides its customers with services that include business and IT consulting, business transformational services like an ERP solution, e-business services and full scope services like strategic outsourcing or Total Systems Management services. The Global Services segment is uniquely suited to integrate the full range of the company's capabilities, including hardware, software and research.

The Software segment delivers operating systems for the company's servers and middleware for IBM and non-IBM platforms. Middleware includes application development, data management, networking, systems management, transaction processing, and messaging and collaboration. In addition to its own development, product and marketing effort, the segment supports more than 29,000 independent software vendors to ensure that the company's software and hardware offerings are included in those partners' solutions.

The Global Financing segment provides and facilitates a broad array of financing services for the company, its customers and its business partners. The primary focus is to leverage its financial structuring, portfolio management and partnering skills to expand the company's customer and partner base.

Enterprise Investments segment provides a spectrum of initiatives in information technology solutions, supporting the hardware, software and services segments of the company. The segment develops unique products designed to meet specific marketplace requirements and to complement the company's overall portfolio of products.

Segment revenue and pre-tax income include transactions between the segments which are intended to reflect an arm's-length transfer at the best price available for comparable external customers. Specifically, semiconductors and disk drives are sourced internally from the Technology segment for use in the manufacture of the Server segment and Personal Systems segment products. Technology, hardware and software used by the Global Services segment in outsourcing engagements are sourced internally from the Technology, Server, Personal Systems and Software segments. For the internal use of information technology services, the Global Services segment recovers cost as well as a reasonable fee reflecting the arm's-length value of providing the services. The Global Services segment enters into arm's-length leases at prices equivalent to market rates with the Global Financing segment to facilitate the acquisition of equipment used in outsourcing engagements. All internal transaction prices are reviewed and reset annually if appropriate.

The company extensively utilizes shared-staff concepts in order to realize economies of scale and efficient use of resources. As such, a significant amount of expense is shared by all of the company's segments. This expense represents sales coverage, marketing and support functions such as Accounting, Treasury, Procurement, Legal, Human Resources and Billing and Collections. Where practical, shared expenses are allocated based on measurable drivers of expense, e.g., Human Resources costs are allocated on headcount while account coverage expenses are allocated on a revenue mix that reflects the company's sales commission plan. When a clear and measurable driver cannot be identified, shared expenses are allocated based on a financial basis consistent with the company's management system, e.g., image advertising is allocated based on the gross profit of the segments. The unallocated corporate expenses primarily relate to expense arising from certain acquisitions, indirect infrastructure reductions and currency exchange gains and losses recorded in net income which are not allocated to the segments.

The following tables reflect the results of the segments consistent with the company's management system. These results are not necessarily a depiction that is in conformity with generally accepted accounting principles, e.g., employee retirement plan costs are developed using actuarial assumptions on a country-by-country basis and allocated to the segments on headcount. A different result could be arrived at for any segment if actuarial assumptions unique to each segment were used. Performance measurement is based on income before income taxes (pre-tax income). These results are used, in part, by management, both in evaluating the performance of, and in allocating resources to, each of the segments.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
International Business Machines Corporation and Subsidiary Companies

=================================================================================================================================
MANAGEMENT SYSTEM SEGMENT VIEW

                                   Hardware Segments
                         ------------------------------------
                                         Personal                   Global                       Global   Enterprise        Total
(Dollars in millions)    Technology       Systems      Server     Services       Software     Financing  Investments     Segments
---------------------------------------------------------------------------------------------------------------------------------
1998:

External revenue            $11,890       $12,776     $10,624      $28,916        $11,863        $2,979       $2,468      $81,516
Internal revenue              4,578            29         445        2,747            749           792           56        9,396
---------------------------------------------------------------------------------------------------------------------------------
Total revenue               $16,468       $12,805     $11,069      $31,663        $12,612        $3,771       $2,524      $90,912
=================================================================================================================================
Pre-tax income              $   955       $  (992)    $ 2,842      $ 3,757        $ 2,588        $1,165       $ (616)     $ 9,699
=================================================================================================================================

Revenue year-to-
  year change                  (4.4)%       (10.8)%      (6.0)%       13.5%           6.6%          5.8%         0.6%         2.0%
Pre-tax income year-
  to-year change              (47.1)%      (516.1)%      (1.9)%       30.0%          27.2%          3.0%        32.3%         0.1%
Pre-tax income margin           5.8%         (7.7)%      25.7%        11.9%          20.5%         30.9%       (24.4)%       10.7%

1997:

External revenue            $11,083       $14,337     $11,286      $25,166        $11,164        $2,935       $2,438      $78,409
Internal revenue              6,147            20         491        2,737            671           628           70       10,764
---------------------------------------------------------------------------------------------------------------------------------
Total revenue               $17,230       $14,357     $11,777      $27,903        $11,835        $3,563       $2,508      $89,173
=================================================================================================================================
Pre-tax income              $ 1,806       $  (161)    $ 2,896      $ 2,890        $ 2,034        $1,131       $ (910)     $ 9,686
=================================================================================================================================

Revenue year-to-
  year change                   0.3%          3.3%       (6.9)%       12.6%          (1.5)%        (3.3)%        5.0%         3.0%
Pre-tax income year-
  to-year change               17.7%       (312.8)%     (12.1)%       14.3%         (17.5)%       (10.2)%      (17.4)%       (5.7)%
Pre-tax income margin          10.5%         (1.1)%      24.6%        10.4%          17.2%         31.7%       (36.3)%       10.9%

1996:

External revenue            $10,244       $13,876     $12,230      $22,310        $11,426        $3,224       $2,294      $75,604
Internal revenue              6,942            23         423        2,460            593           462           95       10,998
---------------------------------------------------------------------------------------------------------------------------------
Total revenue               $17,186       $13,899     $12,653      $24,770        $12,019        $3,686       $2,389      $86,602
=================================================================================================================================
Pre-tax income              $ 1,535       $   (39)    $ 3,293      $ 2,529        $ 2,466        $1,260       $ (775)     $10,269
=================================================================================================================================
Pre-tax income margin           8.9%         (0.3)%      26.0%        10.2%          20.5%         34.2%       (32.4)%       11.9%
---------------------------------------------------------------------------------------------------------------------------------

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
International Business Machines Corporation and Subsidiary Companies

--------------------------------------------------------------------------------
Reconciliations to IBM as Reported

(Dollars in millions)                      1998            1997            1996
--------------------------------------------------------------------------------
REVENUE:
Total reportable segments               $90,912         $89,173         $86,602
Other revenues                              151              99             343
Elimination of internal
  revenue                                (9,396)        (10,764)        (10,998)
--------------------------------------------------------------------------------
Total IBM Consolidated                  $81,667         $78,508         $75,947
================================================================================

PRE-TAX INCOME:
Total reportable segments                $9,699          $9,686         $10,269
Elimination of internal
  transactions                             (162)           (377)           (251)
Unallocated corporate
  expenses                                 (497)           (282)           (996)
Purchased research and
  development                                --              --            (435)
--------------------------------------------------------------------------------
Total IBM Consolidated                   $9,040          $9,027          $8,587
================================================================================

Major Customers

No single customer represents 10% or more of the company's total revenue.

Immaterial Items

INVESTMENT IN EQUITY ALLIANCES AND
EQUITY ALLIANCES GAINS/LOSSES

The investments in equity alliances and the resulting gains and losses from these investments attributable to the segments are minimal and do not have a material impact on the financial results of the segments.

Segment Assets and Other Items

The assets of the hardware segments primarily include inventory and plant, property and equipment. The software segment assets mainly include inventory, plant, property and equipment, and investment in deferred software development. The Global Services segment assets primarily include maintenance inventory and plant, property and equipment associated with its strategic outsourcing business. Details regarding the Global Financing segment assets can be found on page 89.

To accomplish the efficient use of space and equipment, it becomes necessary, in most instances, for several segments to share plant, property and equipment assets. Where assets are shared, landlord ownership of the assets is assigned to one segment and not allocated to each user segment. This is consistent with the company's management system and is reflected as such in the schedule on page 88. In such cases, there will not be a precise compatibility between segment pre-tax income and segment assets.

Similarly, the depreciation amounts reported by segment are deployed on a landlord ownership basis and may not be consistent with the actual amounts included in the segments' pre-tax income. Such amounts included in pre-tax income reflect occupancy charges from the landlord segment and are not specifically identified by the management reporting system.

Capital expenditures reported by segment are also in line with the landlord ownership basis of asset assignment.

The Global Financing segment amounts on page 88 for interest income and interest expense reflect the interest income and expense associated with the financing business as well as the investment in cash and marketable securities. The remaining amounts of interest income and interest expense are not allocated discretely to the other segments, but are included as part of an indirect expense allocation.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
International Business Machines Corporation and Subsidiary Companies

------------------------------------------------------------------------------------------------------------------------------
MANAGEMENT SYSTEM SEGMENT VIEW

                                     Hardware Segments
                            ----------------------------------
                                          Personal                  Global                   Global    Enterprise        Total
(Dollars in millions)       Technology     Systems      Server    Services    Software    Financing   Investments     Segments
------------------------------------------------------------------------------------------------------------------------------
1998:

Assets                         $11,251      $1,464      $2,106      $2,236      $2,577      $40,109          $363      $60,106
Depreciation/amortization        1,207         121         178         322         681        2,768            15        5,292
Capital expenditures/
  investment-software            2,044         156         288         358         424        3,438            19        6,727
Interest income                     --          --          --          --          --        2,725            --        2,725
Interest expense                    --          --          --          --          --        1,252            --        1,252

1997:

Assets                         $10,060      $1,629      $2,191      $1,914      $2,642      $35,444          $362      $54,242
Depreciation/amortization        1,092         112         167         315       1,132        2,170            10        4,998
Capital expenditures/
  investment-software            2,028         195         235         361         515        3,615            16        6,965
Interest income                     --          --          --          --          --        2,639            --        2,639
Interest expense                    --          --          --          --          --        1,175            --        1,175

1996:

Assets                         $ 9,435      $2,666      $2,322      $2,067      $2,813      $31,793          $295      $51,391
Depreciation/amortization        1,030         141         201         283       1,496        1,761            11        4,923
Capital expenditures/
  investment-software            1,805         162         171         359         453        3,086            11        6,047
Interest income                     --          --          --          --          --        2,752            --        2,752
Interest expense                    --          --          --          --          --        1,166            --        1,166
------------------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------
Reconciliations to IBM as Reported

(Dollars in millions)                        1998           1997           1996
--------------------------------------------------------------------------------
ASSETS:
Total reportable segments                 $60,106        $54,242        $51,391
Elimination of internal
  transactions                             (7,519)        (6,287)        (5,192)
Unallocated amounts:
  Cash and marketable securities            4,295          6,062          6,601
  Notes and accounts receivable             7,715          7,441          7,962
  Deferred tax assets                       5,376          4,746          4,683
  Plant, other property
   and equipment                            7,706          7,564          7,505
  Pension assets                            4,836          3,828          3,323
  Other                                     3,585          3,903          4,859
--------------------------------------------------------------------------------
Total IBM Consolidated                    $86,100        $81,499        $81,132
================================================================================

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
International Business Machines Corporation and Subsidiary Companies

In addition to the previous information for the company's business segments, the following information is provided to enhance the understanding of the Global Financing segment. This data summarizes the Global Financing segment's financial statements for 1998, 1997 and 1996, respectively.

--------------------------------------------------------------------------------
STATEMENT OF FINANCIAL POSITION

(Dollars in millions)

At December 31:                                   1998         1997         1996
--------------------------------------------------------------------------------
Assets:
Cash and cash
  equivalents                                  $ 1,032      $   998      $ 1,433
Net investment in
  capital leases                                14,456       13,831       13,430
Working capital
  financing receivables                          5,798        4,928        4,030
Loans receivable                                 8,682        6,951        6,428
Inventories                                        119          111           98
Equipment on operating
  leases and other property,
  net of accumulated
  depreciation                                   5,663        5,168        3,988
Other assets                                     4,359        3,457        2,386
--------------------------------------------------------------------------------
Total assets                                   $40,109      $35,444      $31,793
================================================================================
Liabilities and stockholders' equity:
Taxes, accrued expenses
  and other liabilities                        $ 8,077      $ 7,969      $ 7,915
Debt                                            27,754       23,824       20,627
--------------------------------------------------------------------------------
Total liabilities                               35,831       31,793       28,542
Stockholders' equity/
  invested capital                               4,278        3,651        3,251
--------------------------------------------------------------------------------
Total liabilities and
  stockholders' equity                         $40,109      $35,444      $31,793
================================================================================

--------------------------------------------------------------------------------
NET INCOME

(Dollars in millions)

For the year ended December 31:              1998           1997           1996
--------------------------------------------------------------------------------
Net income before
  income taxes                             $1,165         $1,131         $1,260
Provision for income taxes                    432            429            531
--------------------------------------------------------------------------------
Net income                                 $  733         $  702         $  729
================================================================================
Return on equity                             19.1%          20.3%          22.7%
================================================================================

--------------------------------------------------------------------------------
CASH FLOWS

(Dollars in millions)

For the year ended December 31:            1998            1997            1996
--------------------------------------------------------------------------------
Net cash provided from
  operating activities                  $ 4,441         $ 3,919         $ 5,314
Net cash used in
  investing activities                   (7,296)         (8,435)         (5,544)
Net cash provided from
  financing activities                    2,856           4,102             872
Effect of exchange rate
  changes on cash and
  cash equivalents                           33             (21)            (17)
--------------------------------------------------------------------------------
Net change in cash
  and cash equivalents                       34            (435)            625
Cash and cash equivalents
  at January 1                              998           1,433             808
--------------------------------------------------------------------------------
Cash and cash equivalents
  at December 31                        $ 1,032         $   998         $ 1,433
================================================================================

Revenue by Classes of Similar Products or Services

For the Personal Systems, Server, Software and Global Financing segments, the segment data on page 86 represents the revenue contributions from the products contained in the segments which are basically similar in nature. In the Technology and Global Services segments the table below provides external revenue for similar classes of products within those segments. OEM hardware consists primarily of revenue from the sale of HDD storage files and semiconductors. Storage consists of externally attached direct access storage devices and tape storage devices. Other technology consists primarily of advanced function printers and networking devices.

--------------------------------------------------------------------------------
                                                        Consolidated
                                         ---------------------------------------

(Dollars in millions)                       1998            1997            1996
--------------------------------------------------------------------------------
Technology:
  OEM                                    $ 6,756         $ 5,560         $ 4,123
  Storage                                  2,439           2,644           2,716
  Other technology                         2,695           2,879           3,405
Global Services:
  Services                                23,730          19,534          16,218
  Maintenance                              5,186           5,632           6,092
Geographic Information
--------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------
Geographic Information

                                           Revenue*                          Long-lived Assets**
---------------------------------------------------------------      ---------------------------------
(Dollars in millions)            1998         1997         1996         1998         1997         1996
------------------------------------------------------------------------------------------------------
United States                 $35,303      $32,663      $29,395      $18,450      $17,802      $16,910
Japan                           8,567        9,765       10,181        4,310        3,635        3,765
Other non-U.S. countries       37,797       36,080       36,371       12,343       11,621       11,648
------------------------------------------------------------------------------------------------------
Total                         $81,667      $78,508      $75,947      $35,103      $33,058      $32,323
======================================================================================================

*  Revenues are attributed to countries based on location of customer.

** Includes all non-current assets except non-current financial instruments and deferred tax assets.
------------------------------------------------------------------------------------------------------

International Business Machines Corporation and Subsidiary Companies

Five-Year Comparison of Selected Financial Data

-------------------------------------------------------------------------------------------------------------------
(Dollars in millions except per share amounts)

For the year:                                          1998          1997          1996          1995          1994
-------------------------------------------------------------------------------------------------------------------
Revenue                                             $81,667       $78,508       $75,947       $71,940       $64,052
Net income                                            6,328         6,093         5,429         4,178         3,021
  Per share of common stock--basic                     6.75          6.18          5.12          3.61          2.51
  Per share of common stock--assuming dilution         6.57          6.01          5.01          3.53          2.48
Cash dividends paid on common stock                     814           763           686           572           585
  Per share of common stock                             .86          .775           .65           .50           .50
Investment in plant, rental machines
  and other property                                  6,520         6,793         5,883         4,744         3,078
Return on stockholders' equity                         32.6%         29.7%         24.8%         18.5%         14.3%

At end of year:
Total assets                                        $86,100       $81,499       $81,132       $80,292       $81,091
Net investment in plant, rental machines
  and other property                                 19,631        18,347        17,407        16,579        16,664
Working capital                                       5,533         6,911         6,695         9,043        12,112
Total debt                                           29,413        26,926        22,829        21,629        22,118
Stockholders' equity                                 19,433        19,816        21,628        22,423        23,413
-------------------------------------------------------------------------------------------------------------------

Selected Quarterly Data

---------------------------------------------------------------------------------------------------------------------------------
(Dollars in millions except per share amounts and stock prices)

                                                                    Per Share Common Stock
                                                          -----------------------------------------
                                                                          Earnings-                             Stock Prices**
                                   Gross         Net      Earnings-        Assuming                        ----------------------
                    Revenue       Profit      Income          Basic        Dilution       Dividends           High            Low
---------------------------------------------------------------------------------------------------------------------------------
1998

First quarter       $17,618      $ 6,450      $1,036          $1.08           $1.06           $ .20        $108.38        $ 95.63
Second quarter       18,823        7,146       1,452           1.54            1.50             .22         129.31         103.31
Third quarter        20,095        7,467       1,494           1.60            1.56             .22         138.13         110.75
Fourth quarter       25,131        9,809       2,346           2.55            2.47             .22         189.94         116.81
---------------------------------------------------------------------------------------------------------------------------------
Total               $81,667      $30,872      $6,328          $6.75*          $6.57*          $ .86
===================================================================================================

1997

First quarter       $17,308      $ 6,592      $1,195          $1.19           $1.16           $.175         $85.06         $65.00
Second quarter       18,872        7,401       1,446           1.46            1.43            .200          93.75          63.56
Third quarter        18,605        7,098       1,359           1.38            1.35            .200         109.44          90.13
Fourth quarter       23,723        9,518       2,093           2.16            2.11            .200         113.50          88.63
---------------------------------------------------------------------------------------------------------------------------------
Total               $78,508      $30,609      $6,093          $6.18*          $6.01*          $.775
===================================================================================================

* The sum of the quarters' earnings per share does not equal the year-to-date earnings per share due to changes in average share calculations. This is in accordance with prescribed reporting requirements.

** The stock prices reflect the high and low prices for IBM's common stock on the New York Stock Exchange composite tape for the last two years.
---------------------------------------------------------------------------------------------------------------------------------

STOCKHOLDER INFORMATION

IBM Stockholder Services

Stockholders with questions about their accounts should contact:

First Chicago Trust Company, a division of EquiServe
Mail Suite 4688
P.O. Box 2530
Jersey City, New Jersey 07303-2530
(888) IBM-6700

Investors residing outside the United States, Canada and Puerto Rico should call
(201) 324-0405.

Stockholders can also reach First Chicago Trust Company via the Internet at: ibmfct@em.fcnbd.com

Hearing-impaired stockholders with access to a telecommunications device (TDD) can communicate directly with First Chicago Trust Company by calling (201) 222-4489.

IBM on the Internet

Topics featured in this Annual Report can be found via the IBM home page on the Internet (http://www.ibm.com). Financial results, news on IBM products, services and other activities can also be found via that address. Stockholders of record can receive online account information and answers to frequently asked questions regarding stockholder accounts via the Internet (http://www.ibm.com/investor).

Stockholders of record can also consent to receive future IBM Annual Reports and Proxy Statements online through the Internet at this site.

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

Annual Meeting

The IBM Annual Meeting of Stockholders will be held on Tuesday, April 27, 1999, at 10 a.m. (EST) at the James L. Knight Center at the Miami Convention Center in Miami, Florida.

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

Investors with other requests may write to:

IBM Stockholder Relations
IBM Corporation
New Orchard Road
Armonk, New York 10504

Literature for IBM Stockholders

The following literature on IBM is available without charge from First Chicago Trust Company, a division of EquiServe

Mail Suite 4688
P.O. Box 2530
Jersey City, New Jersey 07303-2530
(201) 324-0405

The Form 10-K Annual Report and Form 10-Q Quarterly Reports to the SEC provide additional information on IBM's business. The 10-K is issued in April; 10-Q reports are released in May, August and November.

An audio cassette recording of the 1998 Annual Report is available for sight-impaired stockholders.

IBM Credit Corporation's Annual Report is available in April.

"Progress Report: Environment and Well-Being" reports on IBM's environmental, safety and energy programs.

"Valuing Diversity: An Ongoing Commitment" communicates to the company's entire community of employees, customers, stockholders, vendors, suppliers, business partners and employment applicants the importance IBM places on the diversity of the company's workplace and marketplace.

General Information

For answers to general questions about IBM from within the continental United States, call (800) IBM-4YOU. From outside the United States, call (770) 863-1234.

Corporate Offices

International Business Machines Corporation
New Orchard Road
Armonk, New York 10504
(914) 499-1900

      The IBM Annual Report is printed on recycled paper and is recyclable.

*AIX, Aptiva, AS/400, DB2, Deep Blue, e-business, Home Director, Home Page Reader, IBM, IBM Global Network, IBM logo, IntelliStation, MQ Series, Netfinity, OS/2, OS/390, OS/400, RS/6000, System/390, S/390, SecureWay, SP, ThinkPad, ViaVoice, VisualAge and WorkPad are trademarks of International Business Machines Corporation. Domino, Learning Space Software, Lotus and Lotus Notes are trademarks of Lotus Development Corporation. Tivoli is a trademark of Tivoli Systems, Inc. Crayola is a registered trademark of Binney & Smith, Inc. CrossPad is a trademark of A.T. Cross Company and its subsidiaries. Edmark is a trademark of Edmark Corporation. Microsoft and Windows NT are trademarks of Microsoft Corporation in the United States, other countries, or both. Oracle is a registered trademark of Oracle Corporation. Java and Solaris are trademarks of Sun Microsystems, Inc. in the United States, other countries, or both. UNIX is a registered trademark in the United States, other countries, or both and is licensed exclusively through X/Open Company Limited. World Book is a trademark of World Book Encyclopedia.

Printed in U.S.

G507-0501-04

BOARD OF DIRECTORS AND SENIOR MANAGEMENT

BOARD OF DIRECTORS

Cathleen Black
President
Hearst Magazines

Kenneth I. Chenault
President and
Chief Operating Officer
American Express Company

Juergen Dormann
Chairman of the
Management Board
Hoechst AG

Louis V. Gerstner, Jr.
Chairman of the Board and
Chief Executive Officer
IBM

Nannerl O. Keohane
President
Duke University

Charles F. Knight
Chairman and
Chief Executive Officer
Emerson Electric Co.

Minoru Makihara
Chairman
Mitsubishi Corporation

Lucio A. Noto
Chairman and
Chief Executive Officer
Mobil Corporation

John B. Slaughter
President
Occidental College

Alex Trotman
Retired Chairman and
Chief Executive Officer
Ford Motor Company

Lodewijk C. van Wachem
Chairman of the
Supervisory Board
Royal Dutch Petroleum Company

Charles M. Vest
President
Massachusetts Institute
of Technology

SENIOR MANAGEMENT

CORPORATE HEADQUARTERS

Louis V. Gerstner, Jr.
Chairman of the Board and
Chief Executive Officer

J. Thomas Bouchard
Senior Vice President
Human Resources

Nicholas M. Donofrio
Senior Vice President
Technology & Manufacturing

   Paul M. Horn
   Senior Vice President
   Research

J. Bruce Harreld
Senior Vice President
Strategy

   Stephen M. Ward, Jr.
   Vice President
   Business Transformation
   and Chief Information Officer

David B. Kalis
Vice President
Communications

Abby F. Kohnstamm
Senior Vice President
Marketing

Douglas L. Maine
Senior Vice President and
Chief Financial Officer

   Joseph C. Lane
   General Manager
   IBM Global Financing and
   President, IBM Credit Corp.

   Mark Loughridge
   Vice President and Controller

   Jeffrey D. Serkes
   Vice President and Treasurer

Lawrence R. Ricciardi
Senior Vice President and
General Counsel

   Christopher G. Caine
   Vice President
   Governmental Programs

   Daniel E. O'Donnell
   Vice President, Assistant
   General Counsel and Secretary

   Marshall C. Phelps, Jr.
   Vice President
   Intellectual Property &
   Licensing

SALES & DISTRIBUTION GROUP

William A. Etherington
Senior Vice President and
Group Executive

   John R. Joyce
   General Manager
   IBM Asia Pacific

     Henry W. K. Chow
     General Manager
     IBM Greater China

     Kakutaro Kitashiro
     General Manager
     IBM Japan

   J. Michael Lawrie
   General Manager
   IBM Europe/
   Middle East/Africa

     Elio Catania
     General Manager
     IBM Italy, Greece,
     Israel, Turkey

   Peter T. Rowley
   General Manager
   Global Small &
   Medium Business

   Linda S. Sanford
   General Manager
   Global Industries

     Jerry Cole
     General Manager
     Finance Sector

     Christian Nivoix
     General Manager
     Distribution Sector

   John W. Thompson
   General Manager
   IBM Americas

IBM GLOBAL SERVICES

Samuel J. Palmisano
Senior Vice President and
Group Executive

   Douglas T. Elix
   General Manager
   IBM Global Services, Americas

   Mark W. Elliott
   General Manager
   Marketing, Engagement &
   Business Development

   Hans-Ulrich Maerki
   General Manager
   IBM Global Services, EMEA

SERVER GROUP

Robert M. Stephenson
Senior Vice President and
Group Executive

   David R. Carlucci
   General Manager
   System/390 Division

   Susan M. Whitney
   Vice President
   Server Marketing

PERSONAL SYSTEMS GROUP

David M. Thomas
Senior Vice President and
Group Executive

   Bob E. Dies
   General Manager
   Network and
   Personal Computers

   Jonathan J. Judge
   General Manager
   Sales & Service

   William E. McCracken
   General Manager
   Marketing & Strategy

SOFTWARE GROUP

John M. Thompson
Senior Vice President and
Group Executive

   Mark F. Bregman
   General Manager
   Pervasive Computing

   Jan H. Lindelow
   President and
   Chief Executive Officer
   Tivoli Systems, Inc.

   Steven A. Mills
   General Manager
   Software Solutions Division

   Jeffrey Papows
   President
   Lotus Development Corp.

   Irving Wladawsky-Berger
   General Manager
   Internet Division

   William M. Zeitler
   General Manager
   Worldwide Software
   Sales & Marketing

   Michael D. Zisman
   Vice President
   Strategy

   Alfred W. Zollar
   General Manager
   Network Computing
   Software Division

TECHNOLOGY GROUP

James T. Vanderslice
Senior Vice President and
Group Executive

   John E. Kelly, III
   General Manager
   IBM Microelectronics Division

   Ronald L. Kilpatrick
   General Manager
   Storage Systems Division