Form 10-K405, Exhibit 13
period 1999-12-31
INTERNATIONAL BUSINESS MACHINES CORP
filed 2000-03-13
CIK 51143

                                                                      Exhibit 13
                                financial report

                   International Business Machines Corporation
                            and Subsidiary Companies

Report of Management                                                50

Report of Independent Accountants                                   51

Management Discussion                                               52

Consolidated Financial Statements
      Earnings                                                      64
      Financial Position                                            65
      Stockholders' Equity                                          66
      Cash Flows                                                    68

Notes to Consolidated Financial Statements
      A   Significant Accounting Policies                           69
      B   Accounting Changes                                        71
      C   Common Stock Split                                        72
      D   Acquisitions/Divestitures                                 72
      E   Inventories                                               73
      F   Plant, Rental Machines and Other Property                 73
      G   Investments and Sundry Assets                             73
      H   Lines of Credit                                           74
      I   Sale and Securitization of Receivables                    74
      J   Debt                                                      74
      K   Interest on Debt                                          75
      L   Financial Instruments                                     75
      M   Other Liabilities and Environmental Remediation           77
      N   Stockholders' Equity Activity                             78
      O   Contingencies                                             79
      P   Taxes                                                     79
      Q   Selling and Advertising                                   80
      R   1999 Actions                                              81
      S   Research, Development and Engineering                     82
      T   Earnings Per Share of Common Stock                        83
      U   Rental Expense and Lease Commitments                      83
      V   Stock-Based Compensation Plans                            84
      W   Retirement Plans                                          86
      X   Nonpension Postretirement Benefits                        88
      Y   Segment Information                                       89

Five-Year Comparison of Selected Financial Data                     94

Selected Quarterly Data                                             94

Stockholder Information                                             95

Board of Directors and Senior Management                            96

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


/s/ Louis V. Gerstner, Jr.          /s/ John R. Joyce

Louis V. Gerstner, Jr.              John R. Joyce
Chairman of the Board and           Senior Vice President and
Chief Executive Officer             Chief Financial Officer
                        report of independent accountants

                   International Business Machines Corporation
                            and Subsidiary Companies

To the Stockholders and Board of Directors of International Business Machines
Corporation:

In our opinion, the accompanying consolidated financial statements, appearing on pages 64 through 93, present fairly, in all material respects, the financial position of International Business Machines Corporation and its subsidiaries at December 31, 1999 and 1998, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1999, in conformity with accounting principles generally accepted in the United States. These financial statements are the responsibility of the company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.


/s/ PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
New York, New York
January 19, 2000

                              management discussion

                   International Business Machines Corporation
                            and Subsidiary Companies

Overview of 1999

IBM's financial performance reflects two very different halves of 1999. The company's performance in the first half was strong. The second half was hit hard by Y2K-related issues, as many of its large customers locked down their systems and technology purchases heading into the Y2K transition. Despite the difficult second half, the overall year was a good one for the company. Revenue, net income and earnings per share were at record levels. The company also had good results on a full-year basis in the strategic growth areas of services, software and original equipment manufacturer (OEM) technology.

The company reported revenue of $87.5 billion and net income of $7.7 billion which yielded $4.12 per diluted common share. The results include an after-tax benefit of $750 million, or $.40 per diluted common share, for a gain from the sale of the company's Global Network to AT&T, charges for actions intended to improve the long-term competitiveness of the company, a change in personal computer depreciable lives and charges for acquired in-process research and development related to acquisitions.

The company ended 1999 with cash and cash equivalents and marketable securities of $5.8 billion, after funding investments of approximately $20 billion in capital expenditures, research and development, strategic acquisitions and repurchases of common stock. The company's debt ratios were well below 1998 levels. The non-global financing debt-to-capital ratio was 9 percent, and the Global Financing business leverage was 5.5 to 1.

Challenges

The company believes that it has passed the most critical stage of Y2K. However, because it expects the lockdowns to be lifted at different times by different customers during the early part of 2000, the company will feel the lingering effects of Y2K.

Consistent with the fundamental strategy that it put in place several years ago, the company is well positioned to help its customers build integrated e-business solutions. Services, software and OEM technology that are required for this demanding e-business environment will drive the growth in IBM's revenue and earnings.

In addition, the company is aggressively pursuing expanding markets. By increasing sales and distribution through ibm.com, the company will continue to build itself into a leading e-business company.

Forward-looking and Cautionary Statements

Certain statements contained in this Annual Report may constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements involve a number of risks, uncertainties and other factors that could cause actual results to be materially different, as discussed more fully elsewhere in this Annual Report and in the company's filings with the Securities and Exchange Commission, including the company's 1999 Form 10-K to be filed on or about March 13, 2000.

Results of Operations

(Dollars in millions
except per share amounts)                      1999          1998          1997
-------------------------------------------------------------------------------
Revenue                                     $87,548       $81,667       $78,508
Cost                                         55,619        50,795        47,899
-------------------------------------------------------------------------------
Gross profit                                 31,929        30,872        30,609
Gross profit margin                            36.4%         37.8%         39.0%
Total expense                                20,172        21,832        21,582
-------------------------------------------------------------------------------
Income before
  income taxes                              $11,757       $ 9,040       $ 9,027
-------------------------------------------------------------------------------
Net income                                  $ 7,712       $ 6,328       $ 6,093
-------------------------------------------------------------------------------
Earnings per share of
  common stock--
  assuming dilution                         $  4.12       $  3.29       $  3.00
-------------------------------------------------------------------------------
Earnings per share of
  common stock--basic                       $  4.25       $  3.38       $  3.09
-------------------------------------------------------------------------------

Revenue in 1999 grew 7.2 percent. Growth in Global Services, personal computers, microelectronics and middleware software products drove the increase, partially offset by lower server revenue.

                              management discussion

                   International Business Machines Corporation
                            and Subsidiary Companies

The following table identifies the company's percentage of revenue by category:

                                               1999          1998          1997
-------------------------------------------------------------------------------
Hardware                                       42.3%         43.4%         46.7%
Global Services                                36.7          35.4          32.1
Software                                       14.5          14.5          14.2
Global Financing                                3.6           3.5           3.6
Enterprise Investments/Other                    2.9           3.2           3.4
-------------------------------------------------------------------------------
Total                                         100.0%        100.0%        100.0%
===============================================================================

The overall gross profit margin of 36.4 percent decreased 1.4 points from 1998, following a 1.2 point decrease in 1998 versus 1997. The company's continued shift in revenue to Global Services primarily drove the decline. Global Services has a lower gross profit margin than the company's server products (S/390, AS/400, RS/6000 and NUMA-Q), which are a declining percentage of total revenue.

Revenue for 1999 from the company's end-user businesses totaled $38.8 billion from the Americas, an increase of 5.2 percent (7 percent increase in constant currency) from 1998. Revenue from Europe/Middle East/Africa was $25.7 billion, up 1.8 percent (6 percent increase in constant currency). Asia Pacific revenue increased 19.4 percent (8 percent increase in constant currency) to $15.2 billion. OEM revenue was $7.8 billion, a 15.3 percent increase (14 percent increase in constant currency) compared with 1998.

Information about the company's operating segments can be found in note Y, "Segment Information," on pages 89 through 93. This note provides additional information, including a description of the products and services of each segment, as well as financial data pertaining to each segment.

The following discussion is based on the Consolidated Financial Statements on pages 64 through 68, which reflect, in all material respects, the company's segment results on an external basis.

Hardware

(Dollars in millions)                    1999             1998             1997
-------------------------------------------------------------------------------
Revenue                               $37,041          $35,419          $36,630
Cost                                   27,071           24,214           23,473
-------------------------------------------------------------------------------
Gross profit                          $ 9,970          $11,205          $13,157
-------------------------------------------------------------------------------
Gross profit margin                      26.9%            31.6%            35.9%

Hardware revenue increased 4.6 percent from 1998, following a decline of 3.3 percent in 1998 versus 1997. Hardware gross profit dollars declined 11.0 percent from 1998, following a decrease of 14.8 percent in 1998 from 1997.

Technology revenue increased 5.9 percent when compared with 1998, following an increase of 7.3 percent in 1998 versus 1997. Strong growth in OEM technology, primarily custom logic and high-performance static random access memory (SRAM) revenue drove the increase in 1999 revenue. A slower growth rate in hard disk drive (HDD) storage revenue in 1999 versus 1998 reflected pricing pressures and a revenue mix away from high-end products. Lower revenues from storage tape and direct access storage device (DASD) products, as well as lower networking hardware revenue, partially offset those increases. The networking hardware decreases resulted, in part, from the sale of routing and switching intellectual property (IP) to Cisco Systems, Inc.

The company took actions in 1999 in the microelectronics and storage areas that are aimed directly at strengthening the Technology Group over the long term. Those actions are intended to shift the focus of the Technology Group to higher margin businesses and more efficient operations. (See note R, "1999 Actions," on pages 81 and 82 for additional information.)

Strong growth in HDD storage products, storage tape products and growth in custom logic products drove the revenue increase in 1998 versus 1997. Lower revenue from dynamic random access memory (DRAMs) and DASD sales partially offset this revenue growth.

Personal Systems revenue grew 19.7 percent in 1999 from 1998, following a 10.9 percent decline in 1998 versus 1997. Despite continued pricing pressures, personal computer revenue improved in 1999. Supply shortages of flat-panel displays in the second half of 1999 constrained sales of ThinkPads, although overall ThinkPad revenue was good. Netfinity servers demonstrated strong revenue growth, compared with 1998 levels. The company continues to focus on expanding its direct channel customers; improving its indirect channel efficiency; increasing its attention on fast-growing, small- and medium-size businesses; and realizing more opportunity in businesses that are tied to the personal computer, including services, software and financing.

                              management discussion

                   International Business Machines Corporation
                            and Subsidiary Companies

Server revenue declined 17.9 percent in 1999 from 1998, following a decrease of
5.9 percent in 1998 versus 1997. S/390 revenue declined in 1999 as customers completed the task of making Y2K ready the mainframe computers that they use in data centers to run mission critical, highly integrated enterprise-wide applications with large transaction volumes. Once the systems were Y2K tested and ready, customers were not inclined to enhance them because of concerns about affecting their Y2K readiness. AS/400 revenue declined due to a slowdown in sales related to Enterprise Resource Planning (ERP) solutions because of Y2K concerns. RS/6000 revenue declined for SP-2 and entry models, partially offset by the enterprise servers which had strong revenue growth in 1999.

Lower revenue from S/390, AS/400 and RS/6000 drove the 5.9 percent decrease in revenue in 1998 versus 1997. While S/390 revenue declined, total delivery of computing power increased more than 60 percent as measured in MIPS (millions of instructions per second) versus 1997. Product transitions late in 1998 affected the revenue for AS/400 and RS/6000 in 1998 versus 1997.

In January 2000, the Server Group reorganized to become the Enterprise Systems Group and adopted a market-centric alignment to help customers connect and integrate S/390, AS/400, RS/6000, NUMA-Q and Netfinity servers to support a wider variety of applications. The reorganized group will focus on cross-server customer requirements for Web servers, enterprise servers, mid-market servers, and for storage subsystems across all computing environments.

During the year, the company signed major technology contracts with Dell Computer Corporation (for the purchase of personal computer parts from the company over seven years), Acer Incorporated (technology purchase contract over seven years), EMC Corporation (five-year strategic technology and business alliance), Cisco Systems, Inc. (technology purchase over five years) and Nintendo Company, Ltd. (multi-year contract to purchase technology). The total of these contracts could be in excess of $15 billion.

Hardware gross profit dollars decreased 11.0 percent in 1999 from 1998, following a 14.8 percent decrease in 1998 versus 1997. In 1999, the shift in the company's revenue away from servers, pricing pressures associated with HDDs and memory chip prices drove the declines in gross profit dollars from 1998. A lower model mix in the mobile HDDs (in which some customers are meeting their capacity needs with new mid-range products, rather than with the more profitable high-end mobile products) also had a negative effect on gross profit dollars. The decline in gross profit dollars in 1998 was primarily driven by lower margins associated with significant price reductions in Personal Systems products.

Hardware gross profit margin decreases in 1999 versus 1998 and 1998 versus 1997 continued to be driven by the shift in the company's revenue away from servers to lower gross profit products, such as personal computers, OEM chip technology and HDDs, as well as price pressures.

Global Services

(Dollars in millions)                    1999             1998             1997
-------------------------------------------------------------------------------
Revenue                               $32,172          $28,916          $25,166
Cost                                   23,304           21,125           18,464
-------------------------------------------------------------------------------
Gross profit                          $ 8,868          $ 7,791          $ 6,702
-------------------------------------------------------------------------------
Gross profit margin                      27.6%            26.9%            26.6%

Global Services revenue increased 11.3 percent in 1999 from 1998 and 14.9 percent in 1998 over 1997. Revenue growth in 1999 without the effect of the sale of the company's Global Network to AT&T would have been 13 percent. (See note D, "Acquisitions/Divestitures," on pages 72 and 73 for additional information about this sale.)

While maintenance revenues declined 1 percent, reflecting continued price pressures as customers transitioned to new technologies, services revenue excluding maintenance and the effect of the sale of the Global Network grew 17 percent. Strategic Outsourcing Services was a major contributor to this performance. Strategic Outsourcing Services creates business value through long-term strategic partnerships with customers by taking on responsibility for their processes and systems. Business Innovation Services (formerly Systems Integration and Consulting) and Integrated Technology Services (formerly Product Support Services) performance was strong through the first nine months of 1999 but slowed in the fourth quarter due to the effect of Y2K-related customer lockdowns and a slowdown in Y2K services.

                              management discussion

                   International Business Machines Corporation
                            and Subsidiary Companies

Toward the end of the third quarter of 1999, the company started to see a decline in demand for Y2K services and expects the effect of Y2K to linger into 2000 as the need for those services disappears. The company sees growing demand for new services offerings especially in Business Innovation Services, which provides business/industry consulting and end-to-end e-business implementation of offerings like Supply Chain Management, Customer Relationship Management, Enterprise Resource Planning and Business Intelligence. Integrated Technology Services offers customers a single IT partner to manage multi-vendor IT systems complexity in today's e-business environment, including traditional offerings like Product Support Services, Business Recovery Services, Site and Connectivity Services and Systems Management and Networking Services.

e-business spans many of the Global Services offerings and contributed significantly to 1999 performance. e-business services offerings include: e-business strategy and planning; e-commerce services for Web selling, e-payments, e-procurement, security and privacy; e-business enablement services; distributed learning; and hosted business applications such as network-delivered applications, Web hosting and Web infrastructure outsourcing. The company's total discrete e-business services revenue grew 60 percent to over $3 billion in 1999. Revenue from Web hosting and e-business infrastructure services doubled over 1998 and revenue from supply chain and e-procurement services tripled.

In 1999, the company signed contracts totaling over $38 billion, including 46 deals in excess of $100 million with four of those deals in excess of $1 billion. These deals contributed to a services backlog at December 31, 1999, in excess of $60 billion compared with $51 billion at December 31, 1998. In addition to these contracts, the company signed two extensive strategic alliances with Dell Computer Corporation and Cisco Systems, Inc. The company continued to meet the demand for its services by hiring more than 17,000 employees in 1999 and 18,000 employees in 1998.

Gross profit dollars and gross profit margins improved in 1999 over 1998. Significant productivity improvements more than offset competitive pressures and the negative effect of the changing mix of services and maintenance within the Global Services portfolio.

Software

(Dollars in millions)                    1999             1998             1997
-------------------------------------------------------------------------------
Revenue                               $12,662          $11,863          $11,164
Cost                                    2,240            2,260            2,785
-------------------------------------------------------------------------------
Gross profit                          $10,422          $ 9,603          $ 8,379
-------------------------------------------------------------------------------
Gross profit margin                      82.3%            80.9%            75.1%

Software revenue increased 6.7 percent in 1999 from 1998, following an increase of 6.3 percent from 1997. The company's middleware products (which comprise, for both IBM and non-IBM platforms, data management, transaction processing, Tivoli systems management and Lotus Notes messaging and collaboration) had revenue growth of 12 percent in 1999 and 9 percent in 1998. The company continues to focus on helping customers use its software to transform their businesses into e-businesses, particularly in collaboration with the company's Global Services and channel partners.

The company's middleware products continued their momentum due to the company's ability to integrate; the growing participation on non-IBM platforms and the expanding market coverage as more partnerships were formed with Independent Software Vendors, Web integrators and service providers; and a dedicated sales force of 6,600 people.

Operating systems software revenue declined 4 percent in 1999 and increased 3 percent in 1998 when compared with previous periods. The decline in 1999 was driven by lower revenue in AS/400. The 1998 increase was driven by higher AS/400 operating systems revenue versus 1997.

Software gross profit dollars increased 8.5 percent in 1999 from 1998, following an increase of 14.6 percent in 1998 from 1997. Increased revenue and lower levels of amortization costs associated with previously deferred software development spending drove the improvement, partially offset by higher vendor royalty payments due primarily to increased volumes.

                              management discussion

                   International Business Machines Corporation
                            and Subsidiary Companies

Global Financing

(Dollars in millions)                    1999             1998             1997
-------------------------------------------------------------------------------
Revenue                                $3,137           $2,877           $2,806
Cost                                    1,446            1,494            1,448
-------------------------------------------------------------------------------
Gross profit                           $1,691           $1,383           $1,358
-------------------------------------------------------------------------------
Gross profit margin                      53.9%            48.1%            48.4%

Global Financing revenue increased 9.0 percent in 1999 from 1998, following an increase of 2.5 percent in 1998 versus 1997. Growth in working capital financing, along with continued growth in financing of software and services, drove the revenue increase in 1999. Financing originations increased to approximately $43 billion, with year-to-year growth in working capital financing, along with software and services financing. The revenue increase in 1998 over 1997 was due to improved sales of used equipment and growth in software and services financing, offset by a decline in working capital financing.

Gross profit dollars increased 22.3 percent in 1999 versus 1998, following an increase of 1.8 percent in 1998 over 1997. The increase in 1999 reflects Global Financing's ongoing strategy to increase its use of the company's Global Treasury Centers rather than external banks as a funding source and lower costs of borrowing. The increase in gross profit dollars in 1998 versus 1997 was primarily due to increased revenue and a higher gross profit margin in the U.S. markets.

Enterprise Investments/Other

(Dollars in millions)                    1999             1998             1997
-------------------------------------------------------------------------------
Revenue                                $2,536           $2,592           $2,742
Cost                                    1,558            1,702            1,729
-------------------------------------------------------------------------------
Gross profit                           $  978           $  890           $1,013
-------------------------------------------------------------------------------
Gross profit margin                      38.6%            34.3%            36.9%

Enterprise Investments/Other revenue decreased 2.2 percent from 1998, following a decrease of 5.5 percent in 1998 from 1997. The decrease was driven by lower revenue from discontinued product lines, such as automated teller machines
(ATMs), partially offset by growth in point-of-sale terminals and computer-aided three-dimensional interactive application (CATIA) software. The decrease in 1998 versus 1997 was primarily a result of lower software revenue, partially offset by higher revenue from point-of-sale terminals.

The gross profit dollars from Enterprise Investments/Other increased 9.9 percent in 1999 versus 1998, following a decrease of 12.1 percent in 1998 versus 1997. The increase in 1999 gross profit dollars and gross profit margin was primarily driven by an improving gross profit margin for point-of-sale terminals and software. The decline in 1998 gross profit dollars and gross profit margin was primarily driven by the lower software revenue versus 1997.

Operating Expenses

(Dollars in millions)                    1999             1998             1997
-------------------------------------------------------------------------------
Selling, general and
  administrative                    $  14,729        $  16,662        $  16,634
Percentage of revenue                    16.8%            20.4%            21.2%

Research, development
  and engineering                   $   5,273        $   5,046        $   4,877
Percentage of revenue                     6.0%             6.2%             6.2%

Selling, general and administrative (SG&A) expense declined 11.6 percent in 1999 versus 1998 and was essentially flat in 1998 with 1997. The decrease in 1999 reflects the net pre-tax benefit associated with the sale of the Global Network and the actions taken by the company in 1999 to improve its competitiveness and to strengthen further the company's overall business portfolio. (See note D, "Acquisitions/Divestitures," on pages 72 and 73, and note R, "1999 Actions," on pages 81 and 82 for further information.)

The company continues to manage aggressively its infrastructure expense and its overall portfolio to allow for investment in growth areas of the business. Key ongoing investments include software marketing, major marketing campaigns, and new offerings for small and medium business opportunities, as well as the e-business campaign. These types of expenditures are consistent with the company's ongoing objective of growing revenue while improving the expense-to-revenue ratio over time.

Research, development and engineering expense increased 4.5 percent in 1999 from 1998, following an increase of 3.5 percent in 1998 from 1997. The increase in 1999 reflects additional expenses associated with the acquisition of Sequent Computer Systems, Inc., Mylex Corporation and DASCOM, Inc. Those acquisitions are intended to improve the company's long-term management discussion

                   International Business Machines Corporation
                            and Subsidiary Companies

competitiveness in the server, storage and Web-security markets, respectively. (See note D, "Acquisitions/Divestitures," on pages 72 and 73 for further detail about the in-process research and development charge.) In addition, the increases in both 1999 and 1998 reflect the company's continued investments in high-growth opportunities like e-business, Tivoli systems management and Lotus products, as well as the effect of ongoing research, development and engineering expense associated with new acquisitions.

As a result of its ongoing research and development efforts, the company received 2,756 patents in 1999, placing it number one in patents granted in the U.S. for the seventh consecutive year. The application of these technological advances transforms the company's research and development into new products. Examples of these efforts range from new e-business solutions to innovative manufacturing techniques. A patent for performing computer-based online commerce using an intelligent agent will play a major role in future e-business. This patent enables customers to use intelligent software agents to negotiate for services from multiple providers. The intelligent agents take into account both the availability of the requested service, such as airline seats, and the providers' business policies, such as those on cancellations. The agents commit to services with the most flexible policies first, giving the user the greatest possible protection. With respect to manufacturing technologies, the silicon-on-insulator (SOI) chip technology can reduce power consumption and improve chip performance. A new patent in 1999 defines processing improvements that increase the efficiency and reduce the cost of manufacturing SOI chips. This technology will be crucial in the industry's development of a new class of "pervasive computing" devices, handheld and embedded products such as smart phones, and Internet appliances that business professionals and consumers will rely on for easy access to e-business data and services.

See note Y, "Segment Information," on pages 89 through 93 for additional information about the pre-tax income of each segment, as well as the methodologies employed by the company to allocate shared expenses to the segments.

Provision for Income Taxes

The provision for income taxes resulted in an effective tax rate of 34.4 percent for 1999, compared with the 1998 effective tax rate of 30.0 percent and a 1997 effective tax rate of 32.5 percent. The 4.4 point increase from the 1998 rate is the result of the company's sale of its Global Network business to AT&T and various other actions implemented during 1999. (See note D, "Acquisitions/Divestitures," on pages 72 and 73 and note R, "1999 Actions," on pages 81 and 82 for further detail regarding the tax impacts of these items.) The reduction in the 1998 tax rate versus 1997 reflects the company's continued expansion into markets with lower effective tax rates.

The company accounts for income taxes under Statement of Financial Accounting Standards (SFAS) No. 109, "Accounting for Income Taxes," which provides that a valuation allowance should be recognized to reduce the deferred tax asset to the amount that is more likely than not to be realized. In assessing the likelihood of realization, management considered estimates of future taxable income.

Fourth Quarter

For the quarter ended December 31, 1999, the company had revenue of $24.2 billion, a decrease of 3.8 percent from the same period in 1998. Net income in the fourth quarter was $2.1 billion ($1.12 per diluted common share), compared with net income of $2.3 billion ($1.24 per diluted common share) in the fourth quarter of 1998.

Revenue for the fourth quarter of 1999 from the company's end-user businesses totaled $10.4 billion from the Americas, a decrease of 3.7 percent (2 percent decrease in constant currency) compared with the same period last year. Revenue from Europe/Middle East/Africa was $7.2 billion, down 15.0 percent (6 percent decrease in constant currency). Asia Pacific revenue grew 12.3 percent (2 percent increase in constant currency) to $4.4 billion. OEM revenue across all geographies was $2.2 billion, a 12.5 percent increase (12 percent in constant currency) compared with the fourth quarter of 1998.

                              management discussion

                   International Business Machines Corporation
                            and Subsidiary Companies

Hardware revenue declined 10.7 percent (10 percent in constant currency) to $10.2 billion from the 1998 fourth quarter. Y2K-related declines in customer demand were a significant factor behind fourth-quarter revenue decreases in S/390, AS/400, RS/6000 and personal computers. However, within the company's server family, Netfinity PC revenues increased significantly, as did revenues from RS/6000 mid-range servers, including the advanced RS/6000 Model S80. Microelectronics revenues increased substantially, principally due to growth in custom logic shipments. Shipments of the company's new "Shark" disk storage product were strong in the quarter, although overall storage revenues declined largely as a result of ongoing price pressures in HDDs. The overall hardware gross profit margin declined to 26.6 percent from 34.2 percent.

Global Services revenue grew 2.0 percent (4 percent in constant currency) versus the fourth quarter of 1998. Strategic Outsourcing showed good growth versus the fourth quarter of 1998. Networking Services declined year to year due to the sale of the Global Network to AT&T during 1999, while revenue from the other categories of services was flat or declined as a result of the Y2K-related slowdown. The company's services unit signed more than $10 billion in services contracts in the quarter. Revenue from maintenance offerings was essentially flat when compared with the fourth quarter of 1998.

Software revenue totaled $3.6 billion, up 1.7 percent (6 percent in constant currency) over the prior year's final quarter. Middleware--which is critical for e-business--grew 8 percent (13 percent at constant currency), with record fourth quarter shipments of Lotus Notes and Domino groupware products and strong performance in database, transaction processing, and Tivoli system management software. The software gross profit margin improved 1.1 points year over year to
83.4 percent.

Global Financing revenue increased 19.3 percent (22 percent in constant currency) versus the same period of 1998, and Enterprise Investments/Other declined 13.3 percent (10 percent in constant currency) compared with 1998's fourth quarter. The revenue decline in Enterprise Investments/Other resulted from the company's strategy to withdraw from certain businesses, such as ATMs.

The company's overall gross profit margin in the fourth quarter was 36.7 percent, compared with 39.0 percent in the year-earlier period. The decrease was primarily due to a drop in the hardware margin of 7.6 points from the fourth quarter 1998 across S/390 and AS/400 servers, storage and personal computer products. This decrease was partially offset by improved margins for services and software in the fourth quarter of 1999 versus the same period in 1998.

Total fourth-quarter 1999 expense declined 9.3 percent when compared with the fourth quarter of 1998. The decline reflects lower revenue-related expenses due to the slowdown that is included in the fourth quarter results. The quarter also reflected expenses associated with infrastructure reductions in areas such as Sales and Distribution, Personal Systems and Server Group, which offset a gain associated with the sale to Cisco Systems, Inc. of certain IBM intellectual property. The expense-to-revenue ratio in the fourth quarter of 1999 was 24.4 percent, compared with 25.9 percent in the year-earlier period.

The company's tax rate was 30.0 percent in the fourth quarter, compared with
28.9 percent in the fourth quarter of 1998.

The company spent approximately $2.1 billion on common share repurchases in the fourth quarter. The average number of shares outstanding in the fourth quarter of 1999 was 1,793.0 million, compared with 1,839.5 million in the year-earlier period. The average number of shares outstanding for purposes of calculating diluted earnings per share was 1,847.8 million in the fourth quarter of 1999 versus 1,894.3 million in the fourth quarter of 1998.

Financial Condition

During 1999, the company continued to make significant investments to fund future growth and increase shareholder value, spending $5,806 million for research, development and engineering; $4,346 million for plant and other property, including machines used in strategic outsourcing contracts; $1,613 million for machines on operating leases with customers; $1,542 million for strategic acquisitions; and $7,280 million for the repurchase of the company's common shares. The company had $5,831 million in cash and cash equivalents and marketable securities at December 31, 1999.

The company has access to global funding sources. During 1999, the company issued debt in a variety of geographies to a diverse set of investors, including significant funding in the United States, Japan and Europe. The funding has a wide range of maturities from short-term commercial paper to long-term debt. More information about company debt is provided in note J, "Debt," on page 74.

                              management discussion

                   International Business Machines Corporation
                            and Subsidiary Companies

In December 1993, the company entered into a $10 billion committed global credit facility to enhance the liquidity of funds. This facility was amended in February 1997, and extended to February 2002. As of December 31, 1999, $8,562 million was unused and available.

The company managed assets of $273 million and $864 million at December 31, 1999 and 1998, respectively, from the securitization of loans, leases and trade receivables. For additional information, see note I, "Sale and Securitization of Receivables," on page 74.

The major rating agencies have continued their review of the company's financial condition. None of the agencies announced a change in rating in 1999. Standard and Poor's rates the company and its rated subsidiaries' senior long-term debt as A+, the commercial paper as A-1 and IBM's preferred stock as A.

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

Cash Flows

The company's cash flows from operating, investing and financing activities, as reflected in the Consolidated Statement of Cash Flows on page 68, are summarized in the following table:

(Dollars in millions)                    1999             1998             1997
-------------------------------------------------------------------------------
Net cash provided from
  (used in):
   Operating activities              $ 10,111         $  9,273         $  8,865
   Investing activities                (1,669)          (6,131)          (6,155)
   Financing activities                (8,625)          (4,993)          (3,090)
Effect of exchange rate
  changes on cash and
  cash equivalents                       (149)             120             (201)
-------------------------------------------------------------------------------
Net change in cash and
  cash equivalents                   $   (332)        $ (1,731)        $   (581)
===============================================================================

Working Capital

(Dollars in millions)

At December 31:                                         1999                1998
--------------------------------------------------------------------------------
Current assets                                       $43,155             $42,360
Current liabilities                                   39,578              36,827
--------------------------------------------------------------------------------
Working capital                                      $ 3,577             $ 5,533
--------------------------------------------------------------------------------
Current ratio                                         1.09:1              1.15:1
================================================================================

Current assets increased $795 million, driven primarily by increases of $837 million in accounts receivable, $227 million in prepaid expenses and other current assets and $63 million in cash and cash equivalents and marketable securities, offset by a decrease of $332 million in inventories. The increase in accounts receivable is due to strong global financing activity in the software and services businesses across all geographies. The increase in prepaid expenses and other current assets is due to increases in deferred tax assets from year-end 1998. The increase in cash and cash equivalents and marketable securities resulted primarily from cash generated from operations and the net proceeds from the sale of the company's Global Network, offset by stock repurchases, capital expenditures and strategic acquisitions.

The company ended 1999 with inventories of $4,868 million, the lowest level since 1983, due to continued focus on inventory management process improvements, notably in Personal Systems. These improvements increased the company's inventory turnover to 5.9 in 1999 from 5.3 in 1998.

Current liabilities increased $2,751 million from year-end 1998 with increases of $1,667 million in taxes payable, $325 million in short-term debt and $759 million in other current liabilities. The increase in other current liabilities resulted from increases in accounts payable ($148 million), compensation and benefits ($310 million), and deferred income ($414 million), and a $113 million decrease in other accrued expenses and liabilities. The increase in taxes payable primarily reflects improvements in the company's results associated with the sale of the company's Global Network to AT&T. Short-term debt increased to support the growth of global financing assets. The increase in other current liabilities was primarily related to deferred income, mainly advanced billings for software.

                              management discussion

                   International Business Machines Corporation
                            and Subsidiary Companies

Investments

The company's investments for plant, rental machines and other property were $5,959 million for 1999, a decrease of $561 million from 1998. The company continues to invest significantly in its rapidly growing services business, primarily in the management of customers' information technology, and in manufacturing capacity for HDDs and microelectronics.

In addition to software development expenses included in research, development and engineering, the company capitalized $464 million of software costs during 1999, an increase of $214 million from the 1998 period. The increase resulted primarily from the adoption by the company as of January 1, 1999, of the American Institute of Certified Public Accountants Statement of Position (SOP) 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use." The SOP requires the capitalization of internal use computer software if certain criteria are met. The company amortizes the capitalized costs over two years. Amortization of capitalized software costs (both internal use and licensed programs) was $426 million in 1999, a decline of $91 million from 1998.

Investments and sundry assets were $26,087 million at the end of 1999, an increase of $2,577 million from 1998, primarily the result of increases in prepaid pension assets, customer loan receivables-not yet due, and alliance investments, which include investments in high-growth-potential technology companies. See note G, "Investments and Sundry Assets," on page 73 for additional information.

Debt and Equity

(Dollars in millions)                                   1999               1998
-------------------------------------------------------------------------------
Non-global financing debt                            $ 1,555            $ 1,659
Global financing debt                                 26,799             27,754
-------------------------------------------------------------------------------
Total debt                                           $28,354            $29,413
-------------------------------------------------------------------------------
Stockholders' equity                                 $20,511            $19,433
-------------------------------------------------------------------------------
Debt/capitalization                                     58.0%              60.2%
EBITDA/Interest expense                                   9x                 8x

Non-global financing:
  Debt/capitalization                                    9.0%               9.9%
  EBITDA/Interest expense                                19x                15x

Global financing debt/equity                           5.5:1              6.5:1

Because a financing business has a different capital structure than a technology business, the company's debt and key financial ratios are calculated on both a global financing and non-global financing basis.

Total debt decreased $1,059 million from year-end 1998 as debt supporting the growth of global financing assets decreased $955 million and non-global financing debt decreased $104 million.

Stockholders' equity increased $1,078 million to $20,511 million at December 31, 1999, primarily due to the increase in retained earnings and accumulated gains and losses not affecting retained earnings, partially offset by the company's ongoing stock repurchase program. (See note N, "Stockholders' Equity Activity," on pages 78 and 79.)

The ratio of non-global financing earnings before interest and taxes plus depreciation and amortization (EBITDA) to non-global financing interest expense, adjusted for future gross minimum rental commitments, was 19x and 15x in 1999 and 1998, respectively. EBITDA is a useful indicator of the company's ability to service its debt.

Currency Rate Fluctuations

Changes in the relative values of non-U.S. currencies to the U.S. dollar affect the company's results. At December 31, 1999, currency changes resulted in assets and liabilities denominated in local currencies being translated into fewer dollars than at year-end 1998. The currency rate changes had minimal effect on 1999 revenue growth, but had an unfavorable effect on 1998 and 1997 revenue growth of approximately 2 percent and 5 percent, respectively.

In high-inflation environments, translation adjustments are reflected in period income, as required by SFAS No. 52, "Foreign Currency Translation." Generally, the company limits currency risk in these countries by linking prices and contracts to U.S. dollars, financing operations locally and entering into foreign currency hedge contracts.

The company uses a variety of financial hedging instruments to limit specific currency risks related to global financing transactions and the repatriation of dividends and royalties. Further discussion of currency and hedging appears in note L, "Financial Instruments," on pages 75 through 77.

                              management discussion

                   International Business Machines Corporation
                            and Subsidiary Companies

Market Risk

In the normal course of business, the financial position of the company routinely is subject to a variety of risks. In addition to the market risk associated with interest rate and currency movements on outstanding debt and non-U.S. dollar denominated assets and liabilities, other examples of risk include collectibility of accounts receivable and recoverability of residual values on leased assets.

The company regularly assesses all of these risks and has established policies and business practices to protect against the adverse effects of these and other potential exposures. As a result, the company does not anticipate any material losses from these risks.

The company's debt in support of the global financing business and the geographic breadth of the company's operations contain an element of market risk from changes in interest and currency rates. The company manages this risk, in part, through the use of a variety of financial instruments including derivatives, as explained in note L, "Financial Instruments," on pages 75 through 77.

For purposes of specific risk analysis, the company uses sensitivity analysis to determine the effects that market risk exposures may have on the fair values of the company's debt and other financial instruments.

The financial instruments that are included in the sensitivity analysis comprise all of the company's cash and cash equivalents, marketable securities, long-term non-lease receivables, investments, long-term and short-term debt and all derivative financial instruments. The company's portfolio of derivative financial instruments includes interest rate swaps, interest rate options, foreign currency swaps, forward contracts and foreign currency option contracts.

To perform sensitivity analysis, the company assesses the risk of loss in fair values from the effect of hypothetical changes in interest rates and foreign currency exchange rates on market sensitive instruments. The market values for interest and foreign currency exchange risk are computed based on the present value of future cash flows as affected by the changes in rates that are attributable to the market risk that is being measured.

The company selected the discount rates that it used for the present value computations based on market interest and foreign currency exchange rates in effect at December 31, 1999 and 1998. The differences in this comparison are the hypothetical gains or losses associated with each type of risk.

Information provided by the sensitivity analysis does not necessarily represent the actual changes in fair value that the company would incur under normal market conditions because, due to practical limitations, all variables other than the specific market risk factor are held constant. In addition, the results of the model are constrained by the fact that certain items are specifically excluded from the analysis, while the financial instruments that relate to the financing or hedging of those items are included by definition. Excluded items include leased assets, forecasted foreign currency cash flows, and the company's net investment in foreign operations. As a consequence, the reported changes in the values of some financial instruments that affect the results of the sensitivity analysis are not matched with the offsetting changes in the values of the items that those instruments are designed to finance or hedge.

The results of the sensitivity analysis at December 31, 1999, and December 31, 1998, are as follows:

Interest Rate Risk: As of December 31, 1999, a 10 percent decrease in the levels of interest rates with all other variables held constant would result in a decrease in the fair value of the company's financial instruments of $164 million as compared with a decrease of $322 million as of December 31, 1998. A 10 percent increase in the levels of interest rates with all other variables held constant would result in an increase in the fair value of the company's financial instruments of $145 million as compared with an increase of $282 million as of December 31, 1998. Changes in the relative sensitivity of the fair value of the company's financial instrument portfolio for these theoretical changes in the level of interest rates primarily are driven by changes in the company's debt maturity and interest rate profile and amount. In 1999 versus 1998, the reported decline in interest rate sensitivity primarily is due to the effect of increased activity in receive fixed/pay floating interest rate swaps.

                              management discussion

                   International Business Machines Corporation
                            and Subsidiary Companies

Foreign Currency Exchange Rate Risk: As of December 31, 1999, a 10 percent decrease or increase in the levels of foreign currency exchange rates against the U.S. dollar with all other variables held constant would result in a decrease in the fair value of the company's financial instruments of $1,319 million or an increase in the fair value of the company's financial instruments of $1,340 million, respectively, compared with a decrease of $597 million or an increase of $855 million, respectively, as of December 31, 1998. The change in the relative sensitivity of the fair market value of the company's financial instrument portfolio to the level of foreign currency exchange rates primarily is driven by an increase in the overall level of net foreign investment hedging activity as well as by an increase in the use of foreign currency forwards in lieu of foreign currency options to hedge the company's various foreign currency exposures in accordance with the company's established risk management practices. As the effect of offsetting changes in the fair market value of the company's net foreign investments are not included in the sensitivity model, the results of the analysis do not indicate an increase in the company's actual exposure to foreign currency exchange rate risk.

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

Residual value risk is managed by developing projections of future equipment values at lease inception, reevaluating these projections periodically, and effectively deploying remarketing capabilities to recover residual values and potentially earn a profit. Remarketing efforts consistently have generated profits. The following table depicts an approximation of the unguaranteed residual value maturities for the company's sales-type leases, as well as a projection of the remaining net book value of machines on operating leases at the end of the lease terms as of December 31, 1997, 1998 and 1999. The following table excludes approximately $34 million of estimated residual value associated with non-information technology equipment.

                                          Total                               Run Out of 1999 Balance
                            --------------------------------       ---------------------------------------------
                                                                                                        2003 and
(Dollars in millions)         1997         1998         1999         2000         2001         2002       beyond
------------------------------------------------------------       ---------------------------------------------
Sales-type leases           $  563       $  685       $  737       $  209       $  301       $  198       $   29
Operating leases               701          731          609          319          197           87            6
------------------------------------------------------------       ---------------------------------------------
Total residual value        $1,264       $1,416       $1,346       $  528       $  498       $  285       $   35
================================================================================================================

                              management discussion

                   International Business Machines Corporation
                            and Subsidiary Companies

Employees and Related Workforce

                                                                Percentage
                                                                  Changes
                                                           --------------------
                          1999        1998        1997     1999-98      1998-97
-------------------------------------------------------------------------------
IBM/wholly
  owned
  subsidiaries         307,401     291,067     269,465         5.6          8.0
Less than
  wholly owned
  subsidiaries          17,176      21,704      20,751       (20.9)         4.6
Complementary           29,800      36,900      43,000       (19.2)       (14.2)

IBM employees, including wholly owned subsidiaries, increased by more than 16,000 in 1999. The growth areas of the company, Global Services and the Software Group, continue to drive the increase; Global Services hired approximately 17,000 in 1999. Acquisitions also contributed to the increase. The company also continues to reduce its infrastructure and to withdraw from certain businesses, thereby offsetting some of the growth. For example, during 1999, IBM sold its Global Network to AT&T, resulting in the loss of about 5,300 employees.

The decrease in employees in the less than wholly owned subsidiaries over the last year reflects a number of entities that were converted to a wholly owned status, such as Global Services in India and MiCRUS in the U.S., or divested during the year. Partially offsetting the decrease was continued growth in Global Services, notably in Australia, and in a number of subsidiaries in China.

The company's complementary workforce is an approximation of equivalent full-time employees hired under temporary, part-time and limited-term employment arrangements to meet specific business needs in a flexible and cost-effective manner.

Year 2000

The issues raised by the transition to the Year 2000 presented a pervasive and unprecedented global challenge to IBM, its customers, partners, suppliers and employees, as well as to governments, communities and individuals. The company believes that the overall uneventful arrival of the Year 2000 is testimony to the hard work and investment of organizations and individuals around the world.

With respect to the company's own operations, it prepared more than one million critical items for the transition, including PCs and servers, application software, and manufacturing tools and instruments. In addition, 2,500 suppliers, 750 business partners and 200 subsidiaries were assessed for risk mitigation planning purposes. The company estimates that it will have spent approximately $500 million over a multi-year period in these efforts, including conversion, testing and contingency planning.

Over the past five years, the company undertook numerous initiatives to help customers prepare for the Year 2000 including contacting customers around the world to help promote awareness of Year 2000 issues; developing a range of service offerings and tools to help customers assess, develop and execute plans to make their systems Year 2000 ready; and making the company's own current hardware and software offerings Year 2000 ready. To illustrate the extent of the company's efforts, more than one million customers used the company's technical support Year 2000 Web site; and the company's Global Services organization processed more than one billion lines of customer code. Further, the company found that a large number of its enterprise customers locked down their information technology systems and postponed technology purchases heading into the Year 2000 transition, which adversely affected the company's business performance during the second half of 1999. See the Results of Operations and Financial Condition sections within the Management Discussion for further information.

In the near term, the company recognizes the need to maintain its vigilance in the event Y2K issues do arise. Further, some commentators believe that a significant amount of litigation will arise from Year 2000 issues. The company continues to believe that it has good defenses to any such potential claims brought against it.

The Year 2000 statements set forth above are designated as "Year 2000 Readiness Disclosures" pursuant to the Year 2000 Information and Readiness Disclosure Act (P.L. 105-271).

                       consolidated statement of earnings

                   International Business Machines Corporation
                            and Subsidiary Companies

(Dollars in millions except per share amounts)

For the year ended December 31:                   Notes          1999      1998      1997
-----------------------------------------------------------------------------------------
Revenue:
Hardware                                                      $37,041   $35,419   $36,630
Global Services                                                32,172    28,916    25,166
Software                                                       12,662    11,863    11,164
Global Financing                                                3,137     2,877     2,806
Enterprise Investments/Other                                    2,536     2,592     2,742
-----------------------------------------------------------------------------------------
Total revenue                                                  87,548    81,667    78,508
-----------------------------------------------------------------------------------------
Cost:
Hardware                                                       27,071    24,214    23,473
Global Services                                                23,304    21,125    18,464
Software                                                        2,240     2,260     2,785
Global Financing                                                1,446     1,494     1,448
Enterprise Investments/Other                                    1,558     1,702     1,729
-----------------------------------------------------------------------------------------
Total cost                                                     55,619    50,795    47,899
-----------------------------------------------------------------------------------------
Gross profit                                                   31,929    30,872    30,609
-----------------------------------------------------------------------------------------
Operating expenses:
Selling, general and administrative                   Q        14,729    16,662    16,634
Research, development and engineering                 S         5,273     5,046     4,877
-----------------------------------------------------------------------------------------
Total operating expenses                                       20,002    21,708    21,511
-----------------------------------------------------------------------------------------
Operating income                                               11,927     9,164     9,098
Other income, principally interest                                557       589       657
Interest expense                                      K           727       713       728
-----------------------------------------------------------------------------------------
Income before income taxes                                     11,757     9,040     9,027
Provision for income taxes                            P         4,045     2,712     2,934
-----------------------------------------------------------------------------------------
Net income                                                      7,712     6,328     6,093
Preferred stock dividends                                          20        20        20
-----------------------------------------------------------------------------------------
Net income applicable to common stockholders                  $ 7,692   $ 6,308   $ 6,073
-----------------------------------------------------------------------------------------

Earnings per share of common stock:
  Assuming dilution                                   T       $  4.12   $ 3.29*   $ 3.00*
  Basic                                               T       $  4.25   $ 3.38*   $ 3.09*
=========================================================================================

Average number of common shares outstanding:
Assuming dilution: 1999-1,871,073,912; 1998-1,920,130,470*; 1997-2,021,869,884*
Basic: 1999-1,808,538,346; 1998-1,869,005,570*; 1997-1,966,572,722*

*     Adjusted to reflect a two-for-one stock split effective May 10, 1999.

      The accompanying notes on pages 69 through 93 are an integral part of the financial statements.

                  consolidated statement of financial position

                   International Business Machines Corporation
                            and Subsidiary Companies

(Dollars in millions except per share amounts)

At December 31:                                                          Notes       1999        1998
-----------------------------------------------------------------------------------------------------
Assets
Current assets:
Cash and cash equivalents                                                        $  5,043    $  5,375
Marketable securities                                                        L        788         393
Notes and accounts receivable--trade, net of allowances                            20,039      18,958
Sales-type leases receivable                                                        6,220       6,510
Other accounts receivable                                                           1,359       1,313
Inventories                                                                  E      4,868       5,200
Prepaid expenses and other current assets                                           4,838       4,611
-----------------------------------------------------------------------------------------------------
Total current assets                                                               43,155      42,360
-----------------------------------------------------------------------------------------------------
Plant, rental machines and other property                                    F     39,616      44,870
Less: Accumulated depreciation                                                     22,026      25,239
-----------------------------------------------------------------------------------------------------
Plant, rental machines and other property--net                                     17,590      19,631
-----------------------------------------------------------------------------------------------------
Software                                                                              663         599
Investments and sundry assets                                                G     26,087      23,510
-----------------------------------------------------------------------------------------------------
Total assets                                                                     $ 87,495    $ 86,100
-----------------------------------------------------------------------------------------------------
Liabilities and Stockholders' Equity
Current liabilities:
Taxes                                                                        P   $  4,792    $  3,125
Short-term debt                                                          J & L     14,230      13,905
Accounts payable                                                                    6,400       6,252
Compensation and benefits                                                           3,840       3,530
Deferred income                                                                     4,529       4,115
Other accrued expenses and liabilities                                              5,787       5,900
-----------------------------------------------------------------------------------------------------
Total current liabilities                                                          39,578      36,827
-----------------------------------------------------------------------------------------------------
Long-term debt                                                           J & L     14,124      15,508
Other liabilities                                                            M     11,928      12,818
Deferred income taxes                                                        P      1,354       1,514
-----------------------------------------------------------------------------------------------------
Total liabilities                                                                  66,984      66,667
-----------------------------------------------------------------------------------------------------
Contingencies                                                                O
Stockholders' equity:                                                        N
Preferred stock, par value $.01 per share                                             247         247
  Shares authorized: 150,000,000
  Shares issued and outstanding (1999 and 1998-2,546,011)
Common stock, par value $.20* per share                                      C     11,762      10,121
  Shares authorized: 4,687,500,000*
  Shares issued (1999-1,876,665,245; 1998-1,853,738,104*)
Retained earnings                                                                  16,878      10,141
Treasury stock, at cost (shares: 1999-72,449,015; 1998-1,924,293*)                 (7,375)       (133)
Employee benefits trust (shares: 1999-20,000,000; 1998-20,000,000*)                (2,162)     (1,854)
Accumulated gains and losses not affecting retained earnings                        1,161         911
-----------------------------------------------------------------------------------------------------
Total stockholders' equity                                                         20,511      19,433
-----------------------------------------------------------------------------------------------------
Total liabilities and stockholders' equity                                       $ 87,495    $ 86,100
=====================================================================================================

*     Adjusted to reflect a two-for-one stock split effective May 10, 1999.

      The accompanying notes on pages 69 through 93 are an integral part of the financial statements.

                 consolidated statement of stockholders' equity

                   International Business Machines Corporation
                            and Subsidiary Companies

                                                                                                          Accumulated
                                                                                                            Gains and
                                                                                                           Losses Not
                                                                                                 Employee   Affecting
                                                  Preferred     Common   Retained    Treasury    Benefits    Retained
(Dollars in millions)                                 Stock      Stock   Earnings       Stock       Trust    Earnings      Total
--------------------------------------------------------------------------------------------------------------------------------
1997*
Stockholders' equity, January 1, 1997              $    253   $  7,752   $ 11,189    $   (135)   $     --    $  2,569   $ 21,628
Net income plus gains and losses not
  affecting retained earnings:
   Net income                                                               6,093                                       $  6,093
                                                                                                                        --------
   Gains and losses not affecting
     retained earnings (net of tax):
      Foreign currency translation adjustments
        (net of tax expense of $24)                                                                            (1,610)    (1,610)
      Net unrealized losses on marketable
        securities (net of tax benefit of $37)                                                                    (60)       (60)
                                                                                                                        ========
   Total gains and losses not affecting
     retained earnings                                                                                                    (1,670)
                                                                                                                        --------
Subtotal: Net income plus gains and
  losses not affecting retained earnings                                                                                $  4,423
                                                                                                                        ========
Cash dividends declared--common stock                                        (763)                                          (763)
Cash dividends declared--preferred stock                                      (20)                                           (20)
Common stock purchased and retired
  (137,554,672** shares)                                          (565)    (5,455)                                        (6,020)
Preferred stock purchased and
  retired (13,450 shares)                                (1)                                                                  (1)
Common stock issued under employee
  plans (39,303,206** shares)                                      985         (2)                                           983
Purchases (8,254,336** shares) and sales
  (10,764,558** shares) of treasury stock
  under employee plans--net                                                   (32)         49                                 17
Employee benefits trust (20,000,000** shares)                                                        (860)                  (860)
Tax effect--stock transactions                                     429                                                       429
--------------------------------------------------------------------------------------------------------------------------------
Stockholders' equity, December 31, 1997            $    252   $  8,601   $ 11,010    $    (86)   $   (860)   $    899   $ 19,816
================================================================================================================================
1998*
Net income plus gains and losses not
  affecting retained earnings:
   Net income                                                               6,328                                       $  6,328
                                                                                                                        ========
   Gains and losses not affecting
     retained earnings (net of tax):
      Foreign currency translation adjustments
        (net of tax benefit of $45)                                                                                69         69
      Net unrealized losses on marketable
        securities (net of tax benefit of $36)                                                                    (57)       (57)
                                                                                                                        --------
   Total gains and losses not affecting
     retained earnings                                                                                                        12
                                                                                                                        --------
Subtotal: Net income plus gains and
  losses not affecting retained earnings                                                                                $  6,340
                                                                                                                        ========
Cash dividends declared--common stock                                        (814)                                          (814)
Cash dividends declared--preferred stock                                      (20)                                           (20)
Common stock purchased and retired
  (113,993,636** shares)                                          (556)    (6,291)                                        (6,847)
Preferred stock purchased and retired
  (51,250 shares)                                        (5)                                                                  (5)
Common stock issued under employee
  plans (29,701,038** shares)                                      709         (1)                                           708
Purchases (9,100,678** shares) and sales
  (9,024,296** shares) of treasury stock
  under employee plans--net                                                   (71)        (47)                              (118)
Fair value adjustment of employee benefits trust                 1,002                               (994)                     8
Tax effect--stock transactions                                     365                                                       365
--------------------------------------------------------------------------------------------------------------------------------
Stockholders' equity, December 31, 1998            $    247   $ 10,121   $ 10,141    $   (133)   $ (1,854)   $    911   $ 19,433
================================================================================================================================

                 consolidated statement of stockholders' equity

                   International Business Machines Corporation
                            and Subsidiary Companies

                                                                                                          Accumulated
                                                                                                            Gains and
                                                                                                           Losses Not
                                                                                               Employee     Affecting
                                                 Preferred     Common   Retained   Treasury    Benefits      Retained
(Dollars in millions)                                Stock      Stock   Earnings      Stock       Trust      Earnings      Total
--------------------------------------------------------------------------------------------------------------------------------
1999
Stockholders' equity, December 31, 1998          $     247  $  10,121  $  10,141  $    (133)  $  (1,854)    $     911  $  19,433
Net income plus gains and losses not
  affecting retained earnings:
   Net income                                                              7,712                                       $   7,712
                                                                                                                       ---------
   Gains and losses not affecting
     retained earnings (net of tax):
      Foreign currency translation adjustments
        (net of tax expense of $180)                                                                             (546)      (546)
      Net unrealized gains on marketable
        securities (net of tax expense of $456)                                                                   796        796
                                                                                                                       ---------
   Total gains and losses not affecting
     retained earnings                                                                                                       250
                                                                                                                       ---------
Subtotal: Net income plus gains and
  losses not affecting retained earnings                                                                               $   7,962
                                                                                                                       ---------
Cash dividends declared--common stock                                       (859)                                           (859)
Cash dividends declared--preferred stock                                     (20)                                            (20)
Treasury shares purchased, not retired
  (70,711,971 shares)                                                                (7,192)                              (7,192)
Common stock issued under employee
  plans (22,927,141 shares)                                       741         (1)                                            740
Purchases (6,418,975 shares) and sales
  (6,606,223 shares) of treasury stock
  under employee plans--net                                                  (95)       (50)                                (145)
Fair value adjustment of employee
  benefits trust                                                  318                              (308)                      10
Increase due to shares issued by subsidiary                        37                                                         37
Tax effect--stock transactions                                    545                                                        545
--------------------------------------------------------------------------------------------------------------------------------
Stockholders' equity, December 31, 1999          $     247  $  11,762  $  16,878  $  (7,375)  $  (2,162)    $   1,161  $  20,511
================================================================================================================================

*     Reclassified to conform with 1999 presentation.
**    Adjusted to reflect a two-for-one stock split effective May 10, 1999.
      The accompanying notes on pages 69 through 93 are an integral part of the financial statements.

                 consolidated statement of stockholders' equity

                   International Business Machines Corporation
                            and Subsidiary Companies

(Dollars in millions)

At December 31:                                                    1999        1998*        1997*
------------------------------------------------------------------------------------------------
Cash flow from operating activities:
Net income                                                     $  7,712    $  6,328     $  6,093
Adjustments to reconcile net income to cash provided
  from operating activities:
Depreciation                                                      6,159       4,475        4,018
Amortization of software                                            426         517          983
Deferred income taxes                                              (713)       (606)         358
Gain on disposition of fixed and other assets                    (4,791)       (261)        (273)
Other changes that (used) provided cash:
  Receivables                                                    (1,677)     (2,736)      (3,727)
  Inventories                                                       301          73          432
  Other assets                                                     (130)        219         (378)
  Accounts payable                                                   (3)        362          699
  Other liabilities                                               2,827         902          660
------------------------------------------------------------------------------------------------
Net cash provided from operating activities                      10,111       9,273        8,865
------------------------------------------------------------------------------------------------

Cash flow from investing activities:
Payments for plant, rental machines and other property           (5,959)     (6,520)      (6,793)
Proceeds from disposition of plant, rental machines
  and other property                                              1,207         905        1,130
Investment in software                                             (464)       (250)        (314)
Purchases of marketable securities and other investments         (3,949)     (4,211)      (1,617)
Proceeds from marketable securities and other investments         2,616       3,945        1,439
Proceeds from sale of the Global Network                          4,880          --           --
------------------------------------------------------------------------------------------------
Net cash used in investing activities                            (1,669)     (6,131)      (6,155)
------------------------------------------------------------------------------------------------

Cash flow from financing activities:
Proceeds from new debt                                            6,133       7,567        9,142
Short-term borrowings less than 90 days--net                        276         499         (668)
Payments to settle debt                                          (7,510)     (5,942)      (4,530)
Preferred stock transactions--net                                    --          (5)          (1)
Common stock transactions--net                                   (6,645)     (6,278)      (6,250)
Cash dividends paid                                                (879)       (834)        (783)
------------------------------------------------------------------------------------------------
Net cash used in financing activities                            (8,625)     (4,993)      (3,090)
------------------------------------------------------------------------------------------------
Effect of exchange rate changes on cash and cash equivalents       (149)        120         (201)
------------------------------------------------------------------------------------------------
Net change in cash and cash equivalents                            (332)     (1,731)        (581)
Cash and cash equivalents at January 1                            5,375       7,106        7,687
------------------------------------------------------------------------------------------------
Cash and cash equivalents at December 31                       $  5,043    $  5,375     $  7,106
------------------------------------------------------------------------------------------------

Supplemental data:
Cash paid during the year for:
Income taxes                                                   $  1,904    $  1,929     $  2,472
Interest                                                       $  1,574    $  1,605     $  1,475
================================================================================================

*     Reclassified to conform with 1999 presentation.

      The accompanying notes on pages 69 through 93 are an integral part of the financial statements.

                   notes to consolidated financial statements

                   International Business Machines Corporation
                            and Subsidiary Companies

A Significant Accounting Policies

Principles of Consolidation

The consolidated financial statements include the accounts of International Business Machines Corporation and its controlled subsidiary companies, which in general are majority owned. Investments in business entities in which IBM does not have control, but has the ability to exercise significant influence over operating and financial policies (generally 20-50 percent ownership), are accounted for by the equity method. Other investments are accounted for by the cost method.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts that are reported in the consolidated financial statements and accompanying disclosures. Although these estimates are based on management's best knowledge of current events and actions that the company may undertake in the future, actual results may be different from the estimates.

Revenue

The company recognizes revenue when it is realized or realizable and earned. The company reduces revenue for estimated customer returns, allowances and anticipated price actions. The following are the specific revenue recognition policies for each major category of revenue.

HARDWARE

Revenue from hardware sales or sales-type leases is recognized when the product is shipped. Revenue from rentals and operating leases is recognized monthly as the fees accrue.

SERVICES

Revenue from time and material service contracts is recognized as the services are provided. Revenue from fixed price long-term service contracts is recognized over the contract term based on the percentage of services that are provided during the period compared with the total estimated services to be provided over the entire contract. Losses on fixed price contracts are recognized during the period in which the loss first becomes apparent. Revenue from maintenance is recognized over the contractual period or as the services are performed. Revenue in excess of billings on service contracts is recorded as unbilled receivables and is included in trade accounts receivable. Billings in excess of revenue that is recognized on service contracts are recorded as deferred income until the above revenue recognition criteria are met.

SOFTWARE

Revenue from one-time charge licensed software is recognized at the inception of the license term, provided the company has vendor-specific objective evidence of the fair value of each element of the software offering and the software has been delivered. Revenue is deferred if vendor-specific objective evidence does not exist for each contract element, or if there are uncertainties about the timing of delivery of specific contract elements. The revenue that is deferred for any contract element is recognized when all of the revenue recognition criteria have been met for that element. Revenue from monthly software licenses is recognized as license fees accrue.

FINANCING

Revenue from financing is recognized at level rates of return over the term of the lease or receivable.

Income Taxes

Income tax expense is based on reported income before income taxes. Deferred income taxes reflect the effect of temporary differences between assets and liabilities that are recognized for financial reporting purposes and the amounts that are recognized for income tax purposes. In accordance with Statement of Financial Accounting Standards (SFAS) No. 109, "Accounting for Income Taxes," these deferred taxes are measured by applying currently enacted tax laws.

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

Inventories and plant, rental machines and other non-monetary assets and liabilities of non-U.S. subsidiaries and branches that operate in U.S. dollars, or whose economic environment is highly inflationary, are translated at approximate exchange rates prevailing when the company acquired the assets or liabilities. All other assets and liabilities are translated at year-end exchange rates. Cost of sales and depreciation are translated at historical exchange rates. All other income and expense items are translated at the average rates of exchange prevailing during the year. Gains and losses that result from translation are included in net income.

                   notes to consolidated financial statements

                   International Business Machines Corporation
                            and Subsidiary Companies

Financial Instruments

In the normal course of business, the company uses a variety of derivative financial instruments to manage currency exchange rate and interest rate risk. To qualify for hedge accounting, the company requires that the derivative instruments that are used for risk management purposes effectively reduce the risk exposure that they are designed to hedge. For instruments that are associated with the hedge of an anticipated transaction, hedge effectiveness criteria also require that it be probable that the underlying transaction will occur. Instruments that meet these hedging criteria are formally designated as hedges at the inception of the contract. When the terms of an underlying hedged item or transaction are modified, or when the underlying hedged item ceases to exist, all changes in the fair value of the risk management instrument are recognized in income each period until the instrument matures. Those risk management instruments that do not meet the hedging criteria are accounted for at fair value, and changes in fair value are recognized immediately in net income. Refer to note L, "Financial Instruments," on pages 75 through 77 for descriptions of the major classes of derivative financial instruments used by the company, including the specific methods that the company uses to account for them.

In determining the fair value of its derivative and non-derivative financial instruments, the company uses a variety of methods and assumptions that are based on market conditions and risks existing at each balance sheet date. For the majority of financial instruments including most derivatives, long-term investments and long-term debt, standard market conventions and techniques such as estimated discounted value of future cash flows, option pricing models, replacement cost and termination cost are used to determine fair value. Quoted market prices or dealer quotes for the same or similar instruments are used for the remaining financial instruments.

Cash Equivalents

All highly-liquid investments with a maturity of three months or less at date of purchase are carried at fair value and considered to be cash equivalents.

Marketable Securities

Marketable securities included in current assets represent securities with a maturity of less than one year. The company's policy is to invest in primarily high-grade marketable securities. The company's marketable securities are considered available for sale and are reported at fair value with changes in unrealized gains and losses, net of applicable taxes, recorded in Accumulated gains and losses not affecting retained earnings within stockholders' equity. Realized gains and losses are calculated based on the specific identification method.

Inventories

Raw materials, work in process and finished goods are stated at the lower of average cost or net realizable value.

Depreciation

Plant, rental machines (computer equipment that is used internally, subject to an operating lease or as part of strategic outsourcing contracts) and other property are carried at cost and depreciated over their estimated useful lives using the straight-line method.

The estimated useful lives of depreciable properties generally are as follows: buildings, 50 years; building equipment, 20 years; land improvements, 20 years; plant, laboratory and office equipment, 2 to 15 years; and computer equipment,
1.5 to 5 years.

Software

Costs that are related to the conceptual formulation and design of licensed programs are expensed as research and development. Also, for licensed programs, the company capitalizes costs to produce the finished product that are incurred after technological feasibility is established. The annual amortization of the capitalized amounts is the greater of the amount computed based on the estimated revenue distribution over the products' revenue-producing lives, or the straight-line method, and is applied over periods ranging up to three years. The company performs periodic reviews to ensure that unamortized program costs remain recoverable from future revenue. The company charges costs to support or service licensed programs against income as they are incurred.

The company capitalizes certain costs that are incurred to purchase or to create and implement internal use computer software, which include software coding, installation, testing and data conversion. Capitalized costs are amortized on a straight-line basis over two years.

Retirement Plans and Nonpension Postretirement Benefits

Current service costs of retirement plans and postretirement healthcare and life insurance benefits are accrued in the period. Prior service costs that result from amendments to the plans are amortized over the average remaining service period of the employees expected to receive benefits. Unrecognized net gains and losses that exceed ten percent of the greater of the projected benefit obligation or the market-related value of plan assets are amortized to service cost over the average remaining service life of employees expected to receive benefits. See note W, "Retirement Plans," on pages 86 through 88 and note X, "Nonpension Postretirement Benefits," on pages 88 and 89 for further discussion.

                   notes to consolidated financial statements

                   International Business Machines Corporation
                            and Subsidiary Companies

Goodwill

Goodwill is charged to net income on a straight-line basis over the periods estimated to benefit, generally not to exceed five years. The company performs reviews to evaluate the recoverability of goodwill and takes into account events or circumstances that warrant revised estimates of useful lives or that indicate that an impairment exists.

Common Stock

Common stock refers to the $.20 par value capital stock as designated in the company's Certificate of Incorporation.

Earnings Per Share of Common Stock

Earnings per share of common stock--basic is computed by dividing Net income applicable to common stockholders by the weighted-average number of common shares outstanding for the period. Earnings per share of common stock--assuming dilution reflects the maximum potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock and would then share in the net income of the company. See note T, "Earnings Per Share of Common Stock," on page 83 for further discussion.

B Accounting Changes

Standards Implemented

The company implemented new accounting standards in 1999, 1998 and 1997. None of these standards had a material effect on the financial position or results of operations of the company.

Effective January 1, 1999, the company adopted American Institute of Certified Public Accountants (AICPA) Statement of Position (SOP) 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use." The SOP requires a company to capitalize certain costs that are incurred to purchase or to create and implement internal use computer software. See note A, "Significant Accounting Policies" on pages 69 through 71 for a description of the company's policies for internal use software.

Effective December 31, 1998, the company adopted SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information," which establishes standards for reporting operating segments and disclosures about products and services, geographic areas and major customers. See note Y, "Segment Information," on pages 89 through 93 for the company's segment information.

Effective December 31, 1998, the company adopted SFAS No. 132, "Employers' Disclosures about Pensions and Other Postretirement Benefits," which establishes standardized disclosures for defined benefit pension and postretirement benefit plans. See note W, "Retirement Plans," on pages 86 through 88 and note X, "Nonpension Postretirement Benefits," on pages 88 and 89 for the disclosures.

Effective January 1, 1998, the company adopted SFAS No. 130, "Reporting Comprehensive Income," which establishes standards for reporting and displaying in a full set of general-purpose financial statements the gains and losses not affecting retained earnings. The disclosures required by SFAS No. 130 are presented in the Accumulated gains and losses not affecting retained earnings section in the Consolidated Statement of Stockholders' Equity on pages 66 and 67 and in note N, "Stockholders' Equity Activity," on pages 78 and 79.

Effective January 1, 1998, the company adopted the AICPA SOP 97-2, "Software Revenue Recognition." This SOP provides guidance on revenue recognition for software transactions. See note A, "Significant Accounting Policies" on pages 69 through 71 for a description of the company's policy for software revenue recognition.

Effective December 31, 1997, the company implemented SFAS No. 128, "Earnings Per Share" (EPS). This statement prescribes the methods for calculating basic and diluted EPS and requires dual presentation of these amounts on the face of the Consolidated Statement of Earnings.

Effective January 1, 1997, the company implemented SFAS No. 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities." This statement provides accounting and reporting standards for transfers and servicing of financial assets and extinguishments of liabilities.

New Standards to be Implemented

In June 1999, the Financial Accounting Standards Board issued SFAS No. 137, "Accounting for Derivative Instruments and Hedging Activities--Deferral of the Effective Date of FASB Statement No. 133." This statement defers the effective date of SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," to fiscal years beginning after June 15, 2000, although early adoption is encouraged. SFAS No. 133 establishes accounting and reporting standards for derivative instruments. It requires a company to recognize all derivatives as notes to consolidated financial statements

                   International Business Machines Corporation
                            and Subsidiary Companies

either assets or liabilities in the statement of financial position and to measure those instruments at fair value. Additionally, the fair value adjustments will affect either stockholders' equity or net income depending on whether the derivative instrument qualifies as a hedge for accounting purposes and, if so, the nature of the hedging activity. The company will adopt this standard as of January 1, 2001. Management does not expect the adoption to have a material effect on the company's results of operations; however, the effect on the company's financial position depends on the fair values of the company's derivatives and related financial instruments at the date of adoption.

C Common Stock Split

On January 26, 1999, the company's Board of Directors approved a two-for-one stock split effective May 10, 1999. On April 27, 1999, the stockholders of the company approved amendments to the Certificate of Incorporation to increase the number of authorized shares of common stock from 1,875 million to 4,687.5 million, which was required to effect that stock split. In addition, the amendment reduced the par value of the common shares from $.50 to $.20 per share. Common stockholders of record at the close of business on May 10, 1999, received one additional share for each share held. All share and per share data presented in the Consolidated Financial Statements and notes of this Annual Report reflect the two-for-one stock split.

D Acquisitions/Divestitures

Acquisitions

In 1999, the company completed 17 acquisitions at a cost of approximately $1.5 billion. Three of the major acquisitions for the year are detailed in the following discussion.

On September 24, 1999, the company acquired all of the outstanding capital stock of Sequent Computer Systems, Inc. (Sequent) for approximately $828 million. Sequent was an acknowledged leader in systems based on NUMA (non-uniform memory access) architecture.

On September 29, 1999, the company acquired all of the outstanding stock of Mylex Corporation (Mylex) for approximately $259 million. Mylex was a leading developer of technology for moving, storing, protecting and managing data in desktop and networked environments.

On September 27, 1999, the company acquired DASCOM, Inc. (DASCOM), an industry leader in Web-based and enterprise-security technology, for approximately $115 million.

The company accounted for each acquisition as a purchase transaction. The effects of these acquisitions on the company's Consolidated Financial Statements were not material. Hence, the company has not provided pro forma financial statements as if the companies had combined at the beginning of the current period or the immediately preceding period.

The company engaged a nationally recognized independent appraisal firm to express an opinion on the fair value of the net assets that the company acquired to serve as a basis for the following allocation of the purchase price.

(Dollars in millions)                           Sequent       Mylex      DASCOM
-------------------------------------------------------------------------------
Purchase price                                    $ 828       $ 259       $ 115

Tangible net assets (liabilities)                   382          67         (17)
Identifiable intangible assets                      187          35          13
Current technology                                   87          26          19
Goodwill                                            183         145          92
In-process research
  and development                                    85           7          19
Deferred tax liabilities
  related to identifiable
  intangible assets                                 (96)        (21)        (11)

The tangible net assets comprise primarily cash, accounts receivable, land, buildings and leasehold improvements. The identifiable intangible assets comprise primarily patents, trademarks, customer lists, assembled workforce, employee agreements and leasehold interests. The identifiable intangible assets and goodwill will be amortized on a straight-line basis over a five-year period.

In connection with the acquisitions of Sequent, Mylex and DASCOM, the company recorded a pre-tax charge for research, development and engineering of $111 million ($111 million after tax, or $.06 per diluted common share) for acquired in-process research and development (IPR&D). At the date of each acquisition, the IPR&D projects had not yet reached technological feasibility and had no alternative future uses. The value of the IPR&D reflects the relative value and contribution of the acquired research and development to the company's existing research or product lines.

                   notes to consolidated financial statements

                   International Business Machines Corporation
                            and Subsidiary Companies

In January 1998, the company acquired Software Artistry, Inc., a leading provider of both consolidated service desk and customer relationship management solutions for distributed enterprise environments. In March 1998, the company acquired CommQuest Technologies, Inc., a company that designs and markets advanced semiconductors for wireless communications applications such as cellular phones and satellite communications. In connection with these acquisitions, the company recorded a pre-tax charge for IPR&D of $111 million ($111 million after tax, or $.06 per diluted common share).

On April 16, 1997, the company purchased a majority interest in NetObjects, a leading provider of Web site development tools for designers and intranet developers. In 1999, as a result of NetObject's initial public offering, the company's interest declined to less than 50 percent. In September 1997, the company acquired the 30 percent equity interest held by Sears in Advantis, the U.S. network services arm of the company's Global Network. Advantis was then owned 100 percent by the company. Advantis became part of the company's Global Network, which the company sold to AT&T in 1999. In December 1997, the company acquired Eastman Kodak's share of Technology Service Solutions, which was formed in 1994 by the company and Eastman Kodak. In December 1997, the company acquired Unison Software, Inc., a leading developer of workload management software. In connection with these acquisitions the company recorded a pre-tax charge for IPR&D of $111 million ($111 million after tax, or $.05 per diluted common share).

Divestitures

In December 1998, the company announced that it would sell its Global Network business to AT&T. During 1999, the company completed the sale to AT&T for $4,991 million. More than 5,300 IBM employees joined AT&T as a result of these sales of operations in 71 countries.

The company recognized a pre-tax gain of $4,057 million ($2,495 million after tax, or $1.33 per diluted common share). The net gain reflects dispositions of Plant, rental machines and other property of $410 million, other assets of $182 million and contractual obligations of $342 million.

E Inventories

(Dollars in millions)

At December 31:                                           1999              1998
--------------------------------------------------------------------------------
Finished goods                                         $ 1,162           $ 1,088
Work in process and raw materials                        3,706             4,112
--------------------------------------------------------------------------------
Total                                                  $ 4,868           $ 5,200
================================================================================

F Plant, Rental Machines and Other Property

(Dollars in millions)

At December 31:                                           1999              1998
--------------------------------------------------------------------------------
Land and land improvements                             $ 1,026           $ 1,091
Buildings                                               10,395            11,088
Plant, laboratory and office equipment                  22,503            27,025
--------------------------------------------------------------------------------
                                                        33,924            39,204
Less: Accumulated depreciation                          19,268            22,463
--------------------------------------------------------------------------------
                                                        14,656            16,741

Rental machines                                          5,692             5,666
Less: Accumulated depreciation                           2,758             2,776
--------------------------------------------------------------------------------
                                                         2,934             2,890
--------------------------------------------------------------------------------

Total                                                  $17,590           $19,631
================================================================================

G Investments and Sundry Assets

(Dollars in millions)

At December 31:                                           1999              1998
--------------------------------------------------------------------------------
Net investment in sales-type leases*                   $14,201           $14,384
Less: Current portion--net                               6,220             6,510
--------------------------------------------------------------------------------
                                                         7,981             7,874
Deferred taxes                                           2,654             2,921
Prepaid pension assets                                   5,636             4,836
Customer loan receivables--
  not yet due                                            4,219             3,499
Installment payment receivables                            848             1,087
Alliance investments:
  Equity method                                            595               420
  Other--available for sale                              1,439               138
Goodwill, less accumulated amortization
  (1999, $2,646; 1998, $2,111)                           1,045               945
Marketable securities--non-current                         113               281
Other investments and sundry assets                      1,557             1,509
--------------------------------------------------------------------------------
Total                                                  $26,087           $23,510
================================================================================

* These leases relate principally to IBM equipment and are generally for terms ranging from three to five years. Net investment in sales-type leases includes unguaranteed residual values of approximately $737 million and $685 million at December 31, 1999 and 1998, respectively, and is reflected net of unearned income at those dates of approximately $1,600 million for both years. Scheduled maturities of minimum lease payments outstanding at December 31, 1999, expressed as a percentage of the total, are approximately as follows: 2000, 49 percent; 2001, 32 percent; 2002, 14 percent; 2003, 4 percent; and 2004 and beyond, 1 percent.

                   notes to consolidated financial statements

                   International Business Machines Corporation
                            and Subsidiary Companies

H Lines of Credit

The company maintains a $10.0 billion global credit facility. The company's other committed and uncommitted lines of credit were $5.5 billion and $5.2 billion at December 31, 1999 and 1998, respectively. Interest rates and other terms of borrowing under these lines of credit vary from country to country depending on local market conditions at the time of the borrowing.

(Dollars in billions)

At December 31:                                            1999             1998
--------------------------------------------------------------------------------
Unused Lines
  From the global credit facility                       $   8.6          $   8.8
  From other committed and
   uncommitted lines                                        4.5              4.3
--------------------------------------------------------------------------------
Total unused lines of credit                            $  13.1          $  13.1
================================================================================

I Sale and Securitization of Receivables

The company manages assets of $273 million and $864 million from the securitization of loans, leases and trade receivables, at year-end 1999 and 1998, respectively. The company received cash proceeds of $1,311 million and $2,425 million in 1999 and 1998, respectively, from the sale and securitization of these receivables and assets. No significant gain or loss resulted from these transactions. The company expects recourse amounts associated with the aforementioned sale and securitization activities to be minimal, and has adequate reserves to cover potential losses.

J Debt

Short-term debt

(Dollars in millions)

At December 31:                                          1999               1998
--------------------------------------------------------------------------------
Commercial paper                                      $ 5,074            $ 4,885
Short-term loans                                        3,351              6,370
Long-term debt: Current maturities                      5,805              2,650
--------------------------------------------------------------------------------
Total                                                 $14,230            $13,905
================================================================================

The weighted-average interest rates for commercial paper at December 31, 1999 and 1998, were 5.9 percent and 5.7 percent, respectively. The weighted-average interest rates for short-term loans at December 31, 1999 and 1998, were 4.0 percent and 5.3 percent, respectively.

Long-term debt

(Dollars in millions)

At December 31:                               Maturities        1999        1998
--------------------------------------------------------------------------------
U.S. Dollars:
Debentures:
6.22%                                               2027     $   500     $   500
6.5%                                                2028         700         700
7.0%                                                2025         600         600
7.0%                                                2045         150         150
7.125%                                              2096         850         850
7.5%                                                2013         550         550
8.375%                                              2019         750         750
Notes: 6.3% average                            2000-2014       4,191       2,695
Medium-term note
  program: 5.8% average                        2000-2014       6,230       4,885
Other: 6.5% average                            2000-2012       1,227       1,514
--------------------------------------------------------------------------------
                                                              15,748      13,194

Other currencies
  (average interest rate
  at December 31, 1999,
  in parentheses):
Japanese yen (3.0%)                            2000-2014       3,141       3,866
Canadian dollars (5.7%)                        2000-2005         707         672
German marks (4.9%)                                 2002         103         120
Swiss francs (2.5%)                                 2001          78          91
U.K. pounds (7.0%)                             2000-2003          33          25
Other (13.6%)                                  2000-2014         159         221
--------------------------------------------------------------------------------
                                                              19,969      18,189
Less: Net unamortized
  discount                                                        40          31
--------------------------------------------------------------------------------
                                                              19,929      18,158
Less: Current maturities                                       5,805       2,650
--------------------------------------------------------------------------------
Total                                                        $14,124     $15,508
================================================================================

Annual maturities in millions of dollars on long-term debt outstanding at December 31, 1999, are as follows: 2000, $5,805; 2001, $2,915; 2002, $2,659;
2003, $1,234; 2004, $489; 2005 and beyond, $6,867.

                   notes to consolidated financial statements

                   International Business Machines Corporation
                            and Subsidiary Companies

K Interest on Debt

Interest paid and accrued on borrowings of the company and its subsidiaries was $1,475 million in 1999, $1,585 million in 1998 and $1,596 million in 1997. Of these amounts, the company capitalized $23 million in 1999, $28 million in 1998 and $32 million in 1997. Of the remainder, the company charged to the cost of financing $725 million in 1999, $844 million in 1998 and $836 million in 1997, and to interest expense $727 million in 1999, $713 million in 1998 and $728 million in 1997. The decrease in total interest in 1999 versus 1998 was due primarily to lower average interest rates, partially offset by an increase in average debt outstanding during 1999. The decrease in 1998 versus 1997 was due primarily to lower average interest rates, partially offset by higher outstanding average debt. The average effective interest rate for total debt was
5.1 percent, 5.7 percent and 6.4 percent in 1999, 1998 and 1997, respectively. These rates include the results of currency and interest rate swaps applied to the debt described in note J, "Debt," on page 74.

L Financial Instruments

The company maintains on- and off-balance sheet portfolios of financial instruments.

Financial Instruments On-Balance Sheet (excluding derivatives)

Financial assets with carrying values that approximate fair value include cash and cash equivalents, marketable securities, notes and other accounts receivable and other investments. Financial liabilities with carrying values that approximate fair value include accounts payable and other accrued expenses and liabilities, and short-term and long-term debt.

The following table summarizes the company's marketable securities, all of which are considered available for sale.

MARKETABLE SECURITIES*

(Dollars in millions)                                            Fair Value
                                                           ---------------------
At December 31:                                              1999           1998
--------------------------------------------------------------------------------
Current marketable securities:
U.S. government securities                                 $   15         $   15
Time deposits and other bank obligations                      746            335
Non-U.S. government securities and
  other fixed-term obligations                                 27             43
--------------------------------------------------------------------------------
Total                                                      $  788         $  393
================================================================================

Marketable securities--non-current:**
Time deposits and other bank obligations                   $  105         $  271
Non-U.S. government securities and
  other fixed-term obligations                                  8             10
--------------------------------------------------------------------------------
Total                                                      $  113         $  281
================================================================================

Alliance investments**                                     $1,439         $  138
================================================================================

* Gross unrealized gains (before taxes) on marketable securities were $1,310 million and $87 million at December 31, 1999 and 1998, respectively. Gross unrealized losses (before taxes) on marketable securities were $7 million and $8 million at December 31, 1999 and 1998, respectively.
** Included within Investments and sundry assets on the Consolidated Statement of Financial Position. (See note G on page 73.)

Financial Instruments Off-Balance Sheet (excluding derivatives)

IBM has guaranteed certain loans and financial commitments of its affiliates. The approximate amount of these financial guarantees was $1.2 billion at December 31, 1999 and 1998.

The company's dealers had unused lines of credit available from IBM for working capital financing of approximately $4.5 billion and $3.6 billion at December 31, 1999 and 1998, respectively.

                   notes to consolidated financial statements

                   International Business Machines Corporation
                            and Subsidiary Companies

The company enters into contracts that effectively provide the company with committed future borrowings in select foreign currencies. The aggregate notional value of these contracts was $6.4 billion and $3.0 billion as of December 31, 1999 and 1998, respectively. The terms of these contracts generally are less than eighteen months. Foreign exchange gains and losses associated with these contracts are recorded in net income as they are realized. These amounts have not been and are not expected to be material to the company's financial results.

Derivative Financial Instruments

The company uses derivative financial instruments as an element of its risk management strategy. The company manages the risk of nonperformance by counterparties by establishing explicit dollar and term limitations that correspond to the credit rating of each carefully selected counterparty. The company has not sustained a material loss from these instruments nor does it anticipate any material adverse effect on its results of operations or financial position in the future.

The following table summarizes the notional value, carrying value and fair value of the company's derivative financial instruments on- and off-balance sheet. The notional value at December 31 provides an indication of the extent of the company's involvement in these instruments at that time, but does not represent exposure to credit, interest rate or foreign exchange rate market risks.

                                               At December 31, 1999                   At December 31, 1998
                                        ---------------------------------      ---------------------------------
                                        Notional    Carrying         Fair      Notional    Carrying         Fair
(Dollars in millions)                      Value       Value        Value         Value       Value        Value
----------------------------------------------------------------------------------------------------------------
Interest rate and currency contracts     $29,830     $  (257)     $  (491)      $31,484     $  (485)     $  (427)
Option contracts                           1,705          59           54         9,021          67           45
----------------------------------------------------------------------------------------------------------------
Total                                    $31,535     $  (198)     $  (437)*     $40,505     $  (418)     $  (382)*
================================================================================================================

      Amounts in parentheses are liabilities.
* The estimated fair value of derivatives both on- and off-balance sheet at December 31, 1999 and 1998, comprises assets of $616 million and $486 million and liabilities of $1,053 million and $868 million, respectively.

A significant portion of the company's derivative transactions relates to matching the interest and foreign currency rate profiles of funding liabilities with the interest and foreign currency rate profiles of global financing and other market risk sensitive assets. The company issues debt, using the most efficient capital markets and products, which may result in a currency or interest rate mismatch with the underlying assets. The company uses interest rate swaps or currency swaps to match the interest rate and currency profiles of its debt to the related assets. The terms of these swap contracts generally are less than five years. Net interest settlements and currency rate differentials that accrue under interest rate and currency swap contracts, respectively, are recognized in interest expense over the life of the contracts.

The company uses its Global Treasury Centers to manage the cash of its subsidiaries. These treasury centers principally use currency swaps to convert cash flows in a cost-effective manner, predominantly for the company's European subsidiaries. The terms of the swaps generally are less than one year. The interest rate differential in these contracts is recognized in interest expense over the life of the contracts.

The company also uses currency swaps and other foreign currency contracts to hedge the foreign currency exposures of certain of the company's net investments in foreign subsidiaries. The currency effects of these hedges are reflected in the Accumulated gains and losses not affecting retained earnings section of stockholders' equity thereby offsetting a portion of the translation of the net foreign assets.

                   notes to consolidated financial statements

                   International Business Machines Corporation
                            and Subsidiary Companies

The company also uses derivatives to limit its exposure to loss resulting primarily from fluctuations in foreign currency exchange rates on anticipated cash transactions among foreign subsidiaries and with the parent company. The company receives significant intracompany royalties and net payments for goods and services from its non-U.S. subsidiaries. In anticipation of these foreign currency flows, and in view of the volatility of the currency markets, the company selectively employs foreign currency derivatives to manage its currency risk. The terms of these instruments generally are less than eighteen months.

For purchased options that hedge qualifying anticipated transactions, gains and losses are deferred and recognized in net income in the same period that the underlying transaction occurs, expires or otherwise is terminated. At December 31, 1999 and 1998, there were no material deferred gains or losses. The premiums associated with entering into these option contracts generally are amortized over the life of the options and are not material to the company's results. Unamortized premiums are recorded in prepaid assets. Gains and losses on purchased options that hedge anticipated transactions that do not qualify for hedge accounting, and on written options, are recorded in earnings as they occur and are not material to the company's results.

M Other Liabilities and Environmental Remediation

Other liabilities principally comprises accruals for nonpension postretirement benefits for U.S. employees ($6,392 million) and nonpension postretirement benefits, indemnity and retirement plan reserves for non-U.S. employees ($1,028 million). More detailed discussion of these liabilities appears in note X, "Nonpension Postretirement Benefits," on pages 88 and 89, and note W, "Retirement Plans," on pages 86 through 88.

Also included in other liabilities are non-current liabilities associated with infrastructure reduction and restructuring actions taken through 1993. Other liabilities includes $659 million for postemployment preretirement accruals and $503 million (net of sublease receipts) for accruals for leased space that the company vacated.

The company employs extensive internal environmental protection programs that primarily are preventive in nature. The cost of these ongoing programs is recorded as incurred.

The company continues to participate in environmental assessments and cleanups at a number of locations, including operating facilities, previously owned facilities and Superfund sites. The company accrues for all known environmental liabilities when it becomes probable that the company will incur clean-up costs and those costs can reasonably be estimated. In addition, estimated environmental costs that are associated with post-closure activities (for example, the removal and restoration of chemical storage facilities and monitoring) are accrued when the decision is made to close a facility. The total amounts accrued, which do not reflect actual or anticipated insurance recoveries, were $240 million and $238 million at December 31, 1999 and 1998, respectively.

The amounts accrued do not cover sites that are in the preliminary stages of investigation; that is, for which neither the company's percentage of responsibility nor the extent of cleanup required has been identified. Estimated environmental costs are not expected to materially affect the financial position or results of the company's operations in future periods. However, estimates of future costs are subject to change due to protracted cleanup periods and changing environmental remediation regulations.

                   notes to consolidated financial statements

                   International Business Machines Corporation
                            and Subsidiary Companies

N Stockholders' Equity Activity

Stock Repurchases

From time to time, the Board of Directors authorizes the company to repurchase IBM common stock. The company repurchased 71,618,800 common shares at a cost of $7.3 billion and 114,768,200 common shares at a cost of $6.9 billion in 1999 and 1998, respectively. In 1999, the company did not retire the shares it repurchased. The 1998 repurchases resulted in a reduction of $28,498,409 in the stated capital (par value) associated with common stock. In 1998, the company retired the repurchased shares and restored them to the status of authorized but unissued shares. In 1999 and 1998, the company issued 906,829 and 774,564 shares, respectively, as a result of exercises of employee stock options. At December 31, 1999, approximately $2.5 billion of Board authorization for repurchases remained. The company plans to purchase shares on the open market from time to time, depending on market conditions.

In 1995, the Board of Directors authorized the company to purchase all of its outstanding Series A 7-1/2 percent preferred stock. The company did not repurchase any shares in 1999. During 1998, the company repurchased 51,250 shares at a cost of $5.5 million. This resulted in a $512.50 ($.01 par value per share) reduction in the stated capital associated with preferred stock as of December 31, 1998. The company retired the repurchased shares and restored them to the status of authorized but unissued shares. The company plans to purchase the remaining outstanding shares on the open market and in private transactions from time to time, depending on market conditions. There were 2,546,011 shares outstanding at December 31, 1999 and 1998.

Employee Benefits Trust

Effective November 1, 1997, the company created an employee benefits trust to which it contributed 20 million shares of treasury stock. The company is authorized to instruct the trustee to sell shares from time to time and to use proceeds from those sales, and any dividends paid on the contributed stock, toward the partial satisfaction of the company's future obligations under certain of its compensation and benefits plans. The shares held in trust are not considered outstanding for purposes of calculating earnings per share until they are committed to be released. The trustee will vote the shares in accordance with its fiduciary duties. As of December 31, 1999 and 1998, the company had not committed any shares to be released.

At December 31, 1998, the company adjusted its valuation of the employee benefits trust to fair value. This adjustment affected only line items within stockholders' equity; it did not affect total stockholders' equity or net income.

Accumulated Gains and Losses Not Affecting Retained Earnings

                                            Foreign               Net Unrealized            Total Gains and
                                           Currency            Gains (Losses) on       Losses Not Affecting
(Dollars in millions)                         Items*       Marketable Securities*         Retained Earnings*
-----------------------------------------------------------------------------------------------------------
Beginning balance, January 1, 1997          $ 2,401                      $   168                    $ 2,569
Change for period                            (1,610)                         (60)                    (1,670)
-----------------------------------------------------------------------------------------------------------
Ending balance, December 31, 1997               791                          108                        899
Change for period                                69                          (57)                        12
-----------------------------------------------------------------------------------------------------------
Ending balance, December 31, 1998               860                           51                        911
Change for period                              (546)                         796                        250
-----------------------------------------------------------------------------------------------------------
Ending balance, December 31, 1999           $   314                      $   847                    $ 1,161
===========================================================================================================

*     Net of tax.

                   notes to consolidated financial statements

                   International Business Machines Corporation
                            and Subsidiary Companies

NET CHANGE IN UNREALIZED GAINS (LOSSES) ON
MARKETABLE SECURITIES (NET OF TAX)

(Dollars in millions)

For the year ended December 31:                        1999              1998**
-----------------------------------------------------------------------------
Net unrealized gains arising
  during the period                                    $943              $ 44
Less net gains included
  in net income for the period                          147               101
-----------------------------------------------------------------------------
Net increase in net unrealized
  gains on marketable securities                       $796             $ (57)
=============================================================================

*     Restated to present amounts net of tax.

O Contingencies

The company is subject to a variety of claims and suits that arise from time to time in the ordinary course of its business, including actions with respect to contracts, intellectual property, product liability and environmental matters. The company does not believe that any current action will have a material effect on the company's business, financial condition or results of operations.

P Taxes

(Dollars in millions)

For the year ended December 31:            1999            1998            1997
-------------------------------------------------------------------------------
Income before income taxes:
U.S. operations                         $ 5,892          $2,960          $3,193
Non-U.S. operations                       5,865           6,080           5,834
-------------------------------------------------------------------------------
                                        $11,757          $9,040          $9,027
===============================================================================

The provision for income taxes
  by geographic operations
  is as follows:
U.S. operations                         $ 2,005          $  991          $  974
Non-U.S. operations                       2,040           1,721           1,960
-------------------------------------------------------------------------------
Total provision for income taxes        $ 4,045          $2,712          $2,934
===============================================================================

The components of the provision for income taxes by taxing jurisdiction are as follows:

(Dollars in millions)

For the year ended December 31:             1999           1998            1997
-------------------------------------------------------------------------------
U.S. federal:
Current                                  $ 1,759        $ 1,117         $   163
Deferred                                    (427)          (475)            349
-------------------------------------------------------------------------------
                                           1,332            642             512
U.S. state and local:
Current                                      272            139              83
Deferred                                       7           (260)            (87)
-------------------------------------------------------------------------------
                                             279           (121)             (4)
Non-U.S.:
Current                                    2,727          2,062           2,330
Deferred                                    (293)           129              96
-------------------------------------------------------------------------------
                                           2,434          2,191           2,426
-------------------------------------------------------------------------------
Total provision for income taxes           4,045          2,712           2,934
Provision for social security,
  real estate, personal property
  and other taxes                          2,831          2,859           2,774
-------------------------------------------------------------------------------
Total provision for taxes                $ 6,876        $ 5,571         $ 5,708
===============================================================================

The effect of tax law changes on deferred tax assets and liabilities did not have a significant effect on the company's effective tax rate.

                   notes to consolidated financial statements

                   International Business Machines Corporation
                            and Subsidiary Companies

The significant components of activities that gave rise to deferred tax assets and liabilities that are recorded on the balance sheet were as follows:

DEFERRED TAX ASSETS

(Dollars in millions)

At December 31:                                         1999               1998
-------------------------------------------------------------------------------
Employee benefits                                    $ 3,737            $ 3,909
Alternative minimum tax credits                        1,244              1,169
Bad debt, inventory and
  warranty reserves                                    1,093              1,249
Infrastructure reduction charges                         918                863
Capitalized research and development                     880                913
Deferred income                                          870                686
General business credits                                 605                555
Foreign tax loss carryforwards                           406                304
Equity alliances                                         377                387
Depreciation                                             326                201
State and local tax loss carryforwards                   227                212
Intracompany sales and services                          153                182
Other                                                  2,763              2,614
-------------------------------------------------------------------------------
Gross deferred tax assets                             13,599             13,244
Less: Valuation allowance                                647                488
-------------------------------------------------------------------------------
Net deferred tax assets                              $12,952            $12,756
-------------------------------------------------------------------------------

DEFERRED TAX LIABILITIES

(Dollars in millions)

At December 31:                                         1999               1998
-------------------------------------------------------------------------------
Retirement benefits                                  $ 3,092            $ 2,775
Sales-type leases                                      2,914              3,433
Depreciation                                           1,237              1,505
Software costs deferred                                  250                287
Other                                                  2,058              1,841
-------------------------------------------------------------------------------
Gross deferred tax liabilities                       $ 9,551            $ 9,841
===============================================================================

The valuation allowance at December 31, 1999, principally applies to certain state and local and foreign tax loss carryforwards that, in the opinion of management, are more likely than not to expire before the company can use them.

A reconciliation of the company's effective tax rate to the statutory U.S. federal tax rate is as follows:

For the year ended December 31:               1999          1998           1997
-------------------------------------------------------------------------------
Statutory rate                                  35%           35%            35%
Foreign tax differential                        (2)           (6)            (3)
State and local                                  1             1              1
Valuation allowance
  related items                                 --            (1)            --
Other                                           --             1             --
-------------------------------------------------------------------------------
Effective rate                                  34%           30%            33%
===============================================================================

For tax return purposes, the company has available tax credit carryforwards of approximately $1,919 million, of which $1,244 million have an indefinite carryforward period, $199 million expire in 2004 and the remainder thereafter. The company also has state and local and foreign tax loss carryforwards, the tax effect of which is $633 million. Most of these carryforwards are available for 10 years or have an indefinite carryforward period.

Undistributed earnings of non-U.S. subsidiaries included in consolidated retained earnings were $14,900 million at December 31, 1999, $13,165 million at December 31, 1998, and $12,511 million at December 31, 1997. These earnings, which reflect full provision for non-U.S. income taxes, are indefinitely reinvested in non-U.S. operations or will be remitted substantially free of additional tax.

Q Selling and Advertising

Selling and advertising expense is charged against income as incurred. Advertising expense, which includes media, agency and promotional expenses, was $1,758 million, $1,681 million and $1,708 million in 1999, 1998 and 1997, respectively.

                   notes to consolidated financial statements

                   International Business Machines Corporation
                            and Subsidiary Companies

R 1999 Actions

Technology Group Actions

During 1999, the company implemented actions that were designed to better align the operations and cost structure of IBM's Technology Group with that group's strategic direction in view of the competitive environment, overcapacity in the industry and resulting pricing pressures. The actions affect the Microelectronics Division (MD), the Storage Systems Division (SSD) and the Networking Hardware Division (NHD) of the company's Technology Group. The company expects these actions to be substantially completed by the first half of 2000.

In total, the Technology Group actions resulted in a charge of $1,690 million ($1,366 million after tax, or $.73 per diluted common share) as described below and in the table on page 82.

The actions within MD addressed a prolonged, industry-wide downturn in memory chip prices that affected the results of the company's semiconductor business. They are intended to enable the company to (1) reconfigure the assets and capabilities of the division to allow more focus on the faster-growth, higher-margin custom logic portion of the MD business and (2) enhance its ability to more cost effectively manage a partnership agreement that was formed to produce complementary metal oxide semiconductor (CMOS) based logic components.

The company will reduce its internal dynamic random access memory (DRAM) capacity by converting its manufacturing facility in Essonnes, France, from DRAM to custom logic over an 18-month period. The company is effecting that conversion through a joint venture with Infineon Technologies, a subsidiary of Siemens AG. Also related to DRAM, the company executed contracts with various banks and other financing institutions to sell and lease back test equipment.

The company also participates in a 50/50 joint venture (Dominion Semiconductor Company) with Toshiba Corporation to produce DRAM memory components. The company entered into an agreement whereby Toshiba will assume the company's interest in Dominion effective December 31, 2000. The company will participate in the capacity output of Dominion at a significantly reduced rate in the interim period.

The company held a majority interest in a joint venture (MiCRUS) with Cirrus Logic Inc. (the partner) to produce CMOS-based logic components for IBM and its partner based on contractual capacity agreements. The partner indicated that it would not require the output capacity that is provided for in the partnership agreement. The company determined that the most cost-effective manner in which to address the partner's desire to exit the partnership agreement was to acquire the minority interest held by that partner.

The company also announced aggressive steps intended to improve its competitive position in the markets that SSD serves by merging server hard disk drive (HDD) product lines and realigning operations. The company is integrating all server HDDs into a single low-cost design platform that uses common development and manufacturing processes. The company continues to transfer manufacturing assembly and test operations to Hungary and Mexico and expects to complete these actions by mid 2000.

The actions within NHD relate to a global alliance with Cisco Systems, Inc. As a result of the announcement of the alliance, demand for the router and switch products from both existing and new customers deteriorated.

                   notes to consolidated financial statements

                   International Business Machines Corporation
                            and Subsidiary Companies

The following table identifies the significant components of the pre-tax charge related to the 1999 actions as well as the after-tax charges and the effect on earnings per share assuming dilution; the investments and other asset write-downs in 1999; and the liability as of December 31, 1999:

                                                                      Effect on
                                                                       Earnings       Investments
                                        Total                        per Share-         and Other       Liability       Liability
(Dollars in millions except           Pre-Tax         After-Tax        Assuming             Asset         Created           as of
per share amounts)                    Charges*          Charges        Dilution       Write-Downs         in 1999   Dec. 31, 1999
---------------------------------------------------------------------------------------------------------------------------------
Technology Group
MD Actions:
DRAM
  Equipment(1)                         $  662            $  603            $.32            $  662            $ --            $ --
  Employee Terminations(2)                167               167             .09                --             167             149
Dominion Investment(3)                    171               104             .05               171              --              --
MiCRUS Investment(4)                      152                92             .05                --             152             152
SSD Actions:
  Equipment(5)                            337               277             .15               337              --              --
  Employee Terminations(6)                 23                14             .01                --              23               7
NHD Action:
  Inventory Write-downs and
  Contract Cancellations(7)               178               109             .06               178              --              --
---------------------------------------------------------------------------------------------------------------------------------
Total 1999 Actions                     $1,690            $1,366            $.73            $1,348            $342            $308
=================================================================================================================================

* With the exception of NHD inventory write-downs, all charges were recorded in Selling, general and administrative expense. NHD inventory write-downs were recorded in Hardware cost.
(1) Represents (a) the difference between net book value and fair value of assets that were contributed to a joint venture, (b) the book value of assets that were idled as a result of the MD actions and that were scrapped and (c) the difference between the net book value and the appraised fair value of test equipment subject to sale-leaseback agreements.
(2) Workforce reductions that affect approximately 790 employees (455 direct manufacturing and 335 indirect manufacturing) in France. The workforce reductions are expected to be substantially completed by the end of the first quarter of 2000.
(3) Write-off of investment in joint venture at the signing of the agreement with Toshiba Corporation.
(4) Acquisition of minority interest in MiCRUS and charges for equipment leasehold cancellation liabilities and lease rental payments for idle equipment.
(5) Represents (a) the book value of assets that were idled as a result of the SSD actions and scrapped, (b) write-downs to fair value of equipment under contract for sale and delivery by December 31, 1999, and March 31, 2000, and (c) the difference between the net book value and the appraised fair value of equipment subject to sale-leaseback agreements.
(6) Workforce reductions that affect approximately 900 employees (780 direct manufacturing and 120 indirect manufacturing) in the United States. There are 210 terminations remaining in the first half of 2000.
(7) Write-down to net realizable value of inventory of router and switch products ($144 million) and contract cancellation fees ($34 million) related to deterioration in demand for router and switch products.

Change in Estimate

As a result of a change in estimate of the useful life of personal computers
(PCs) from five years to three years, the company recognized a charge in the second quarter of 1999 of $404 million ($241 million after tax, $.13 per diluted common share). In the second quarter, the company wrote off the net book value of PCs that were 3 years or older and, therefore, had no remaining useful life. The remaining book value of the assets will be depreciated over the remaining new useful life. The net effect on future operations is expected to be minimal as the increased depreciation due to the shorter life will be offset by the lower depreciable base attributable to the write-off of PCs older than three years.

S Research, Development and Engineering

Research, development and engineering expense was $5,273 million in 1999, $5,046 million in 1998 and $4,877 million in 1997. Expenses for product-related engineering included in these amounts were $698 million, $580 million and $570 million in 1999, 1998 and 1997, respectively.

The company had expenses of $4,575 million in 1999, $4,466 million in 1998 and $4,307 million in 1997 for basic scientific research and the application of scientific advances to the development of new and improved products and their uses. Of these amounts, software-related expenses were $2,036 million, $2,086 million and $2,016 million in 1999, 1998 and 1997, respectively. Included in the expense each year are charges for acquired in-process research and development. See note D, "Acquisitions/Divestitures" on pages 72 and 73 for further information about that expense.

                   notes to consolidated financial statements

                   International Business Machines Corporation
                            and Subsidiary Companies

T Earnings Per Share of Common Stock

The following table sets forth the computation of basic and diluted earnings per share of common stock.

For the year ended December 31:                                                     1999             1998             1997
--------------------------------------------------------------------------------------------------------------------------
Number of shares on which basic earnings per share is calculated:
Weighted-average shares outstanding during year                            1,808,538,346    1,869,005,570    1,966,572,722
  Add--Incremental shares under stock compensation plans                      59,344,849       51,124,900       55,297,162
  Add--Incremental shares associated with contingently issuable shares         3,190,717               --               --
--------------------------------------------------------------------------------------------------------------------------
Number of shares on which diluted earnings per share is calculated         1,871,073,912    1,920,130,470    2,021,869,884
==========================================================================================================================

Net income applicable to common stockholders (millions)                   $        7,692   $        6,308   $        6,073
Add--net income applicable to contingently issuable shares (millions)                 11               --               --
--------------------------------------------------------------------------------------------------------------------------
Net income on which diluted earnings per share is calculated (millions)   $        7,703   $        6,308   $        6,073
==========================================================================================================================
Earnings per share of common stock:
Assuming dilution                                                         $         4.12   $         3.29   $         3.00
Basic                                                                     $         4.25   $         3.38   $         3.09

Stock options to purchase 27,355,056 common shares in 1999, 4,124,730 shares in 1998 and 331,666 shares in 1997 were outstanding, but were not included in the computation of diluted earnings per share because the exercise price of the options was greater than the average market price of the common shares and, therefore, the effect would have been antidilutive. In addition, 5,131,038 restricted stock units in 1998 relating to the company's Long Term Performance Plan were not included in the computation of diluted earnings per share as their effect would have been antidilutive. Net income applicable to common stockholders excludes preferred stock dividends of $20 million for 1999, 1998 and 1997.

U Rental Expense and Lease Commitments

Rental expense, including amounts charged to inventories and fixed assets and excluding amounts previously reserved, was $1,397 million in 1999, $1,431 million in 1998 and $1,280 million in 1997. The table below depicts (a) gross minimum rental commitments under noncancelable leases, including amounts related to vacant space associated with infrastructure reduction and restructuring actions taken through 1993 (previously reserved), and (b) offsetting sublease income commitments. These amounts generally reflect activities related to office space and manufacturing equipment.

                                                                                             Beyond
(Dollars in millions)                   2000       2001       2002       2003       2004       2004
---------------------------------------------------------------------------------------------------
Gross rental commitments              $1,314     $1,143     $  982     $  769     $  469     $1,213
Vacant space                             219        168        122         75         41        130
Sublease income commitments              124         91         71         48         34         62

                   notes to consolidated financial statements

                   International Business Machines Corporation
                            and Subsidiary Companies

V Stock-Based Compensation Plans

The company applies Accounting Principles Board (APB) Opinion No. 25, "Accounting for Stock Issued to Employees," and related Interpretations in accounting for its stock-based compensation plans. A description of the terms of the company's stock-based compensation plans follows:

Long-Term Performance Plan

Incentive awards are provided to officers and other key employees under the terms of the IBM 1999 Long-Term Performance Plan, which was approved by stockholders in April 1999, the IBM 1997 Long-Term Performance Plan, which was approved by stockholders in April 1997, and its predecessor plan, the IBM 1994 Long-Term Performance Plan ("the Plans"). The Plans are administered by the Executive Compensation and Management Resources Committee of the Board of Directors. The committee determines the type and terms of the awards to be granted, including vesting provisions.

Awards may include stock options, stock appreciation rights, restricted stock, cash or stock awards, or any combination thereof. The number of shares that may be issued under the IBM 1999 Long-Term Performance Plan is 118.7 million, which was 6.5 percent of the company's outstanding common stock on February 10, 1999. No shares were issued under this Plan during 1999. There were 33.7 million and
68.8 million unused shares available to be granted under the IBM 1997 Long-Term Performance Plan as of December 31, 1999 and 1998, respectively. As of December 31, 1999, there were no unused shares under the IBM 1994 Long-Term Performance Plan. There were 4.1 million shares available to be granted under that Plan as of December 31, 1998.

With the exception of stock options, these awards (which are expressed in terms of shares) are adjusted to fair value at the end of each period and the change in value is included in net income. Awards under the Plans resulted in compensation expense of $267.3 million, $322.4 million and $214.1 million in 1999, 1998 and 1997, respectively.

STOCK OPTION GRANTS

Stock options are granted to employees at an exercise price equal to the fair market value of the company's stock at the date of grant. Generally, options vest 25 percent per year, are fully vested four years from the grant date and have a term of 10 years. The following tables summarize option activity under the Plans during 1999, 1998 and 1997:

                                          1999                            1998                            1997
                              ----------------------------    ----------------------------    ----------------------------
                              Wtd. Avg.                       Wtd. Avg.                       Wtd. Avg.
                              Exercise       No. of Shares    Exercise       No. of Shares    Exercise       No. of Shares
                                 Price        under Option       Price        under Option       Price        under Option
--------------------------------------------------------------------------------------------------------------------------
Balance at January 1              $ 36         131,443,850         $27         123,456,722         $22         122,870,644
Options granted                    115          42,786,845          53          41,175,350          36          42,942,456
Options exercised                   28         (23,160,228)         22         (29,633,476)         21         (39,260,010)
Options canceled/expired            61          (4,933,944)         36          (3,554,746)         28          (3,096,368)
--------------------------------------------------------------------------------------------------------------------------
Balance at December 31            $ 60         146,136,523         $36         131,443,850         $27         123,456,722
==========================================================================================================================
Exercisable at December 31        $ 29          51,599,735         $22          46,191,636         $19          53,239,096
==========================================================================================================================

The shares under option at December 31, 1999, were in the following exercise price ranges:

                                        Options Outstanding                   Options Currently Exercisable
                         -----------------------------------------------      -----------------------------
                                                               Wtd. Avg.
                                           Wtd. Avg.           Remaining                          Wtd. Avg.
                              No. of        Exercise         Contractual             No. of        Exercise
Exercise Price Range         Options           Price      Life (in years)           Options           Price
-----------------------------------------------------------------------------------------------------------
$10 - 40                  64,827,422            $ 28                   6         42,694,829            $ 24
$41 - 70                  37,007,973              52                   8          8,234,965              52
$71 - 100                 17,135,848              87                   9            664,991              76
$101 and over             27,165,280             127                  10              4,950             126
-----------------------------------------------------------------------------------------------------------
                         146,136,523            $ 60                             51,599,735            $ 29
===========================================================================================================

                   notes to consolidated financial statements

                   International Business Machines Corporation
                            and Subsidiary Companies


IBM Employees Stock Purchase Plan

The IBM Employees Stock Purchase Plan (ESPP) enables substantially all regular employees to purchase full or fractional shares of IBM common stock through payroll deductions of up to 10 percent of eligible compensation. The price an employee pays is 85 percent of the average market price on the last day of the applicable pay period. The stockholders approved the current plan in 1995. Approximately 57.3 million, 63.0 million and 71.0 million reserved unissued shares were available for purchase under the ESPP at December 31, 1999, 1998 and 1997, respectively.

During 1999, 1998 and 1997, employees purchased 5.7 million, 8.0 million and 9.4 million shares, respectively, all of which were treasury shares, and paid to IBM $514 million, $415 million and $354 million, respectively, for these shares.

Pro Forma Disclosure

In accordance with APB Opinion No. 25, the company does not recognize expense for stock options granted under the Plans or for employee stock purchases under the ESPP. SFAS No. 123, "Accounting for Stock-Based Compensation," requires a company to determine the fair market value of all awards of stock-based compensation using an option-pricing model and to disclose pro forma net income and earnings per share as if the resulting stock-based compensation amounts were recorded in the Consolidated Statement of Earnings. The table below presents these pro forma disclosures.

                                                 1999                            1998                             1997
(Dollars in millions                  ---------------------------     ---------------------------     ---------------------------
except per share amounts)             As reported       Pro forma     As reported       Pro forma     As reported       Pro forma
---------------------------------------------------------------------------------------------------------------------------------
Net income applicable to
  common shareholders                     $ 7,692         $ 7,044         $ 6,308         $ 5,985         $ 6,073         $ 5,866
Earnings per share of
  common stock--assuming dilution         $  4.12         $  3.78         $  3.29         $  3.12         $  3.00         $  2.91
Earnings per share of
  common stock--basic                     $  4.25         $  3.89         $  3.38         $  3.20         $  3.09         $  2.98

The pro forma amounts that are disclosed in accordance with SFAS 123 reflect the portion of the estimated fair value of awards that was earned in 1999, 1998 and 1997.

The company used the Black-Scholes model to value the stock options that it granted in 1999, 1998 and 1997. The assumptions that the company used to estimate the fair value of the options and the weighted-average estimated fair value of an option on the date of grant are as follows:

                                         1999             1998             1997
-------------------------------------------------------------------------------
Term (years)*                             5/6              5/6              5/6
Volatility**                             27.3%            26.4%            23.0%
Risk-free interest rate (zero
  coupon U.S. treasury note)              6.6%             5.1%             6.2%
Dividend yield                            0.4%             0.8%             1.0%
Weighted-average fair
  value per option                    $    46          $    18          $    13

* Option term is 5 years for tax incentive options and 6 years for non-tax incentive options.
** To determine volatility, the company measured the daily price changes of the stock over the last 5- and 6-year periods for tax incentive options and non-tax incentive options, respectively.

                   notes to consolidated financial statements

                   International Business Machines Corporation
                            and Subsidiary Companies

W Retirement Plans

The company and its subsidiaries have defined benefit and defined contribution retirement plans that cover substantially all regular employees, and a supplemental retirement plan that covers certain executives.

The changes in the benefit obligations and plan assets of the U.S. and material non-U.S. defined benefit plans for 1999 and 1998 were as follows:

                                                              U.S. Plan                Non-U.S. Plans
                                                       ----------------------      ----------------------
(Dollars in millions)                                      1999          1998          1999          1998
---------------------------------------------------------------------------------------------------------
Change in benefit obligation:
Benefit obligation at beginning of year                $ 36,561      $ 33,161      $ 22,048      $ 18,846
Service cost                                                566           532           475           399
Interest cost                                             2,404         2,261         1,282         1,213
Plan participants' contributions                             --            --            29            29
Acquisitions/divestitures, net                               68            22           (47)           --
Amendments                                                   75            --            --             2
Actuarial (gains) losses                                 (2,766)        2,729           522         1,331
Benefits paid from trust                                 (2,474)       (2,144)         (737)         (683)
Direct benefit payments                                      --            --          (257)         (254)
Foreign exchange impact                                      --            --        (1,552)        1,155
Plan curtailments/settlements/termination benefits           --            --             7            10
---------------------------------------------------------------------------------------------------------
Benefit obligation at end of year                        34,434        36,561        21,770        22,048
---------------------------------------------------------------------------------------------------------
Change in plan assets:
Fair value of plan assets at beginning of year           41,593        38,475        25,294        21,841
Actual return on plan assets                              6,397         5,240         5,184         2,400
Employer contribution                                        --            --           143           452
Acquisitions/divestitures, net                               68            22           (36)           --
Plan participants' contributions                             --            --            29            29
Benefits paid from trust                                 (2,474)       (2,144)         (737)         (683)
Foreign exchange impact                                      --            --        (1,995)        1,283
Settlements                                                  --            --           (39)          (28)
---------------------------------------------------------------------------------------------------------
Fair value of plan assets at end of year                 45,584        41,593        27,843        25,294
---------------------------------------------------------------------------------------------------------
Fair value of plan assets in excess of
  benefit obligation                                     11,150         5,032         6,073         3,246
Unrecognized net actuarial gains                         (7,003)       (1,289)       (4,597)       (2,342)
Unrecognized prior service costs                            269           174           140           181
Unrecognized net transition asset                          (632)         (771)          (72)          (78)
Adjustment to recognize minimum liability                    --            --           (84)          (87)
---------------------------------------------------------------------------------------------------------
Net prepaid pension asset recognized in the
  Consolidated Statement of Financial Position         $  3,784      $  3,146      $  1,460      $    920
=========================================================================================================

                   notes to consolidated financial statements

                   International Business Machines Corporation
                            and Subsidiary Companies

U.S. Plan

U.S. regular, full-time and part-time employees are covered by a noncontributory plan that is funded by company contributions to an irrevocable trust fund, which is held for the sole benefit of participants.

Effective July 1, 1999, IBM converted to a new formula, the Personal Pension Account (PPA), for determining pension benefits for most of its employees. Under the PPA, retirement benefits are credited to each employee's cash balance account monthly based on a percentage of the employee's pensionable compensation. Employees who were retirement eligible or within five years of retirement eligibility with at least one year of service, or who were at least forty years of age with at least ten years of service as of June 30, 1999, could elect to participate in the PPA or to have their service and earnings credit accrue under the preexisting benefit formula. Benefits become vested on the completion of five years of service under either formula.

The number of individuals who were receiving benefits at December 31, 1999 and 1998, was 124,175 and 116,685, respectively.

Non-U.S. Plans

Most subsidiaries and branches outside the U.S. have retirement plans that cover substantially all regular employees, under which the company deposits funds under various fiduciary-type arrangements, purchases annuities under group contracts or provides reserves. Retirement benefits are based on years of service and the employee's compensation, generally during a fixed number of years immediately before retirement. The ranges of assumptions that are used for the non-U.S. plans reflect the different economic environments within various countries.

U.S. Supplemental Executive Retention Plan

The company also has a non-qualified U.S. Supplemental Executive Retention Plan
(SERP). The SERP, which is unfunded, provides defined pension benefits outside the IBM Retirement Plan to eligible executives based on average earnings, years of service and age at retirement. Effective July 1, 1999, the company adopted the Supplemental Executive Retention Plan (which replaces the previous Supplemental Executive Retirement Plan). Some participants of the pre-existing SERP still will be eligible for benefits under that plan, but will not be eligible for the new plan. At December 31, 1999 and 1998, the projected benefit obligation was $149 million and $178 million, respectively, and the amounts included in the Consolidated Statement of Financial Position were pension liabilities of $109 million and $81 million, respectively.

WEIGHTED-AVERAGE ASSUMPTIONS AS OF DECEMBER 31:

                                                                         U.S. Plan                       Non-U.S. Plans
                                                              -------------------------------     -----------------------------
                                                                 1999        1998        1997        1999       1998       1997
-------------------------------------------------------------------------------------------------------------------------------
Discount rate                                                    7.75%        6.5%        7.0%    4.5-7.3%   4.5-7.5%   4.5-7.5%
Expected return on plan assets                                    9.5%        9.5%        9.5%    6.0-10.5%  6.5-10.0%  6.0-9.5%
Rate of compensation increase                                     6.0%        5.0%        5.0%    2.6-6.1%   2.7-6.1%   2.6-6.1%

COST OF THE DEFINED BENEFIT PLANS:

                                                                         U.S. Plan                       Non-U.S. Plans
                                                              -------------------------------     -----------------------------
(Dollars in millions)                                            1999        1998        1997        1999       1998       1997
-------------------------------------------------------------------------------------------------------------------------------
Service cost                                                  $   566     $   532     $   397     $   475    $   399    $   366
Interest cost                                                   2,404       2,261       2,215       1,282      1,213      1,182
Expected return on plan assets                                 (3,463)     (3,123)     (2,907)     (1,937)    (1,739)    (1,457)
Net amortization of unrecognized net actuarial
  gains, net transition asset and prior service costs            (145)       (124)       (125)         42         21         15
Settlement (gains)/losses                                          --          --          --         (23)        10        (63)
-------------------------------------------------------------------------------------------------------------------------------
Net periodic pension (benefit) cost--U.S. Plan
  and material non-U.S. Plans                                 $  (638)    $  (454)    $  (420)    $  (161)   $   (96)   $    43
-------------------------------------------------------------------------------------------------------------------------------
Total net periodic pension (benefit) cost for all
  non-U.S. Plans                                                                                  $  (124)   $   (42)   $    50
-------------------------------------------------------------------------------------------------------------------------------

Cost of defined contribution plans                            $   275     $   258     $   236     $   131    $    90    $    64
-------------------------------------------------------------------------------------------------------------------------------
Cost of complementary defined benefits                        $    38     $    34     $    33
---------------------------------------------------------------------------------------------
Cost of U.S. Supplemental Executive
  Retention Plan                                              $    30     $    25     $    20
---------------------------------------------------------------------------------------------

                   notes to consolidated financial statements

                   International Business Machines Corporation
                            and Subsidiary Companies

Net periodic pension cost is determined using the Projected Unit Credit actuarial method.

The effects on the company's results of operations and financial position from most changes in the estimates and assumptions used to compute pension and prepaid pension assets or pension liability is mitigated by the delayed recognition provisions of SFAS No. 87, "Employers' Accounting for Pensions." The effects of settlement gains, curtailment losses and early terminations are recognized immediately. The 1.25 percent increase in the discount rate in 1999 resulted in an actuarial gain of $5,003 million for the U.S. plan. The
0.5 percent decrease in the discount rate in 1998 resulted in an actuarial loss of $2,144 million for the U.S. plan.

It is the company's practice to fund amounts for pensions sufficient to meet the minimum requirements set forth in applicable employee benefits laws and local tax laws. From time to time, the company contributes additional amounts as it deems appropriate. Liabilities for amounts in excess of these funding levels are accrued and reported in the company's Consolidated Statement of Financial Position. The assets of the various plans include corporate equities, government securities, corporate debt securities and real estate.

At December 31, 1999, the material non-U.S. defined benefit plans in which the plan assets exceeded the benefit obligation had obligations of $21,168 million and assets of $27,400 million. The material non-U.S. defined benefit plans in which the benefit obligation exceeded the fair value of plan assets had obligations of $602 million and assets of $443 million.

At December 31, 1998, the material non-U.S. defined benefit plans in which the plan assets exceeded the benefit obligation had obligations of $18,217 million and assets of $21,736 million. The material non-U.S. defined benefit plans in which the benefit obligation exceeded the fair value of plan assets had obligations of $3,831 million and assets of $3,558 million.

X Nonpension Postretirement Benefits

The company and its U.S. subsidiaries have defined benefit postretirement plans that provide medical, dental and life insurance for retirees and eligible dependents. Effective July 1, 1999, IBM established a "Future Health Account
(FHA) Plan" for employees who are more than five years away from retirement eligibility. Employees who are eligible to retire within five years retained the benefits under the company's preexisting retiree health benefits plan. Under either the FHA or the preexisting plan, there is a maximum cost to the company for retiree health care. For employees who retired before January 1, 1992, that maximum will become effective in the year 2001. For all other employees, the maximum is effective on retirement.

The changes in the benefit obligation and plan assets of the U.S. plans for 1999 and 1998 are as follows:

(Dollars in millions)                                    1999              1998
--------------------------------------------------------------------------------
Change in benefit obligation:
Benefit obligation at beginning of year               $ 6,457           $ 6,384
Service cost                                               48                42
Interest cost                                             424               427
Amendments                                               (127)              (26)
Actuarial gains                                          (445)             (146)
Actuarial losses                                          371               272
Benefits paid from trust                                 (325)             (486)
Direct benefit payments                                  (225)              (10)
--------------------------------------------------------------------------------
Benefit obligation at end of year                       6,178             6,457
--------------------------------------------------------------------------------

Change in plan assets:
Fair value of plan assets at
  beginning of year                                       123               120
Actual (loss)/gain on plan assets                         (18)               10
Employer contributions                                    325               479
Benefits paid, net of employee
  contributions                                          (325)             (486)
--------------------------------------------------------------------------------
Fair value of plan assets at end of year                  105               123
--------------------------------------------------------------------------------

Benefit obligation in excess
  of plan assets                                       (6,073)           (6,334)
Unrecognized net actuarial losses                         631               700
Unrecognized prior service costs                         (948)             (965)
--------------------------------------------------------------------------------
Accrued postretirement benefit
  liability recognized in the
  Consolidated Statement
  of Financial Position                               $(6,390)          $(6,599)
--------------------------------------------------------------------------------
                   notes to consolidated financial statements

                   International Business Machines Corporation
                            and Subsidiary Companies

The benefit obligation was determined by applying the terms of medical, dental and life insurance plans, including the effects of established maximums on covered costs, together with relevant actuarial assumptions. These actuarial assumptions include a projected healthcare cost trend rate of 6 percent.

The net periodic postretirement benefit cost for the U.S. plan for the years ended December 31 included the following components:

(Dollars in millions)                         1999          1998          1997
--------------------------------------------------------------------------------
Service cost                                 $  48         $  42         $  32
Interest cost                                  424           427           455
Expected return on plan assets                  (6)           (5)          (15)
Net amortization of
  unrecognized net actuarial
  losses and prior service costs              (124)         (133)         (119)
--------------------------------------------------------------------------------
Net periodic postretirement
  benefit cost                               $ 342         $ 331         $ 353
================================================================================

WEIGHTED-AVERAGE ASSUMPTIONS AS OF DECEMBER 31:

Discount rate                                 7.75%          6.5%          7.0%
Expected return
  on plan assets                               5.0%          5.0%          5.0%

The plan assets primarily comprise short-term fixed income investments.

Certain of the company's non-U.S. subsidiaries have similar plans for retirees. However, most of the retirees outside the United States are covered by government-sponsored and administered programs. The obligations and cost of these programs are not significant to the company.

A one-percentage-point change in the assumed healthcare cost trend rate would have the following effects as of December 31, 1999:

                                           One-Percentage-       One-Percentage-
(Dollars in millions)                      Point Increase        Point Decrease
--------------------------------------------------------------------------------
Effect on total service and
  interest cost                                       $ 7                 $  (9)
Effect on postretirement benefit
  obligation                                          $95                 $(120)

Y Segment Information

IBM uses advanced information technology to provide customer solutions. The company operates primarily in a single industry using several segments that create value by offering a variety of solutions that include, either singularly or in some combination, technologies, systems, products, services, software and financing.

Organizationally, the company's major operations comprise three hardware product segments--Technology, Personal Systems and Server; a Global Services segment; a Software segment; a Global Financing segment and an Enterprise Investment segment. The segments are determined based on several factors, including customer base, homogeneity of products, technology and delivery channels.

The Technology segment produces peripheral equipment for use in general-purpose computer systems, including storage and networking devices, advanced function printers and display devices. In addition, the segment provides components such as semiconductors and HDDs for use in the company's products and for sale to original equipment manufacturers (OEM). Major business units include Storage Systems, Microelectronics, Printer Systems and Networking Hardware.

The Personal Systems segment produces general-purpose computer systems, including some system and consumer software, that operate applications for use by one user at a time (personal computer clients) or as servers, and display devices. Major brands include the Aptiva home PCs, IntelliStation workstations, Netfinity servers, PC 300 commercial desktop and ThinkPad mobile systems. These products are sold directly by the company and through reseller and retail channels.

The Server segment produces powerful multi-purpose computer systems that operate many open-network-based applications and are used simultaneously by multiple users. They perform high-volume transaction processing and serve data to personal systems and other end-user devices. The servers are the engines behind the bulk of electronic business transactions, including e-commerce. Brands include S/390, AS/400, RS/6000 and NUMA-Q. The segment's products are sold directly by the company and through business partner relationships.

The Global Services segment is the world's largest and most versatile information technology services provider, supporting computer hardware and software products and providing professional services to help customers of all sizes realize the full value of information technology. The segment provides value through three primary lines of business: Strategic Outsourcing Services; Business Innovation Services; and Integrated Technology Services. Strategic Outsourcing Services create business value through long-term strategic partnerships with customers by taking on responsibility for their processes and systems. Business Innovation Services (formerly Systems Integration and Consulting) provide business/industry consulting and end-to-end e-business implementation of offerings like Supply Chain Management, Customer Relationship Management, Enterprise Resource Planning and Business Intelligence.

                   notes to consolidated financial statements

                   International Business Machines Corporation
                            and Subsidiary Companies

Integrated Technology Services offer customers a single IT partner to manage multi-vendor IT systems' complexity in today's e-business environment including traditional offerings like Product Support, Business Recovery Services, Site and Connectivity Services, and Systems Management and Networking Services. Learning Services supports the three primary lines of business and help customers design, develop and deploy curricula to educate their employees. The Global Services segment is uniquely suited to integrate the full range of the company's and key industry participants' capabilities, including hardware, software, services and research.

The Software segment delivers operating systems for the company's servers and e-business enabling software (middleware) for IBM and non-IBM platforms. The company has reorganized its e-business offerings to align with key customer opportunity areas--transformation and integration, leveraging information, organizational effectiveness and managing technology. In addition to its own development, product and marketing effort, the segment supports more than 35,000 Independent Software Vendors to ensure that the company's software and hardware offerings are included in those partners' solutions.

The Global Financing segment is the world's largest provider of financing services for information technology (IT). The segment provides lease and loan financing that enables the company's customers to acquire complete IT and e-business solutions--hardware, software and services--provided by the company and its business partners. Special focus is placed on the financing needs of small and medium businesses, and the emerging financing needs of NetGen companies. Global Financing, as a reliable source of capital for the distribution channel, also provides the company's business partners with customized commercial financing for inventory, accounts receivable, term loans and acquisitions, helping them manage their cash flow, invest in infrastructure and grow their business.

The Enterprise Investments segment provides industry specific information technology solutions, supporting the hardware, software and services segments of the company. The segment develops unique products designed to meet specific marketplace requirements and to complement the company's overall portfolio of products.

Segment revenue and pre-tax income include transactions between the segments that are intended to reflect an arm's-length transfer at the best price available for comparable external customers. Specifically, semiconductors and disk drives are sourced internally from the Technology segment for use in the manufacture of the Server segment and Personal Systems segment products. Technology, hardware and software that are used by the Global Services segment in outsourcing engagements are sourced internally from the Technology, Server, Personal Systems and Software segments. For the internal use of information technology services, the Global Services segment recovers cost as well as a reasonable fee reflecting the arm's-length value of providing the services. The Global Services segment enters into arm's-length leases at prices equivalent to market rates with the Global Financing segment to facilitate the acquisition of equipment used in outsourcing engagements. All internal transaction prices are reviewed and reset annually if appropriate.

The company extensively uses shared-staff concepts to realize economies of scale and efficient use of resources. Thus, a significant amount of expense is shared by all of the company's segments. This expense represents sales coverage, marketing and support functions such as Accounting, Treasury, Procurement, Legal, Human Resources, and Billing and Collections. Where practical, shared expenses are allocated based on measurable drivers of expense; e.g., Human Resources costs are allocated on headcount while account coverage expenses are allocated on a revenue mix that reflects the company's sales commission plan. When a clear and measurable driver cannot be identified, shared expenses are allocated on a financial basis that is consistent with the company's management system; e.g., image advertising is allocated based on the gross profit of the segments. The unallocated corporate expenses arising from certain acquisitions, indirect infrastructure reductions, certain intellectual property income and currency exchange gains and losses are recorded in net income but are not allocated to the segments.

The following tables reflect the results of the segments consistent with the company's management system. These results are not necessarily a depiction that is in conformity with generally accepted accounting principles; e.g., employee retirement plan costs are developed using actuarial assumptions on a country-by-country basis and allocated to the segments on headcount. A different result could be arrived at for any segment using actuarial assumptions that are unique to the segment. Performance measurement is based on income before income taxes (pre-tax income). These results are used, in part, by management, both in evaluating the performance of, and in allocating resources to, each of the segments.

                   notes to consolidated financial statements

                   International Business Machines Corporation
                            and Subsidiary Companies

MANAGEMENT SYSTEM SEGMENT VIEW

                                             Hardware
                              ------------------------------------
                                             Personal                    Global                   Global   Enterprise        Total
(Dollars in millions)         Technology      Systems       Server     Services    Software    Financing  Investments     Segments
----------------------------------------------------------------------------------------------------------------------------------
1999:
External revenue                $ 12,597     $ 15,290     $  8,718     $ 32,172    $ 12,662     $  3,219     $  2,499     $ 87,157
Internal revenue                   3,800           45          326        2,636         767          835           19        8,428
----------------------------------------------------------------------------------------------------------------------------------
Total revenue                   $ 16,397     $ 15,335     $  9,044     $ 34,808    $ 13,429     $  4,054     $  2,518     $ 95,585
==================================================================================================================================

Pre-tax income                  $    764     $   (557)    $  1,590     $  4,528    $  2,830     $  1,286     $   (324)    $ 10,117
==================================================================================================================================

Revenue year-to-year change         (0.4)%       19.8%       (18.3)%        9.9%        6.5%         7.5%        (0.2)%        5.1%
Pre-tax income year-
  to-year change                   (20.0)%       43.9%       (44.1)%       20.5%        9.4%        10.4%        47.4%         4.3%
Pre-tax income margin                4.7%        (3.6)%       17.6%        13.0%       21.1%        31.7%       (12.9)%       10.6%

1998:
External revenue                $ 11,890     $ 12,776     $ 10,624     $ 28,916    $ 11,863     $  2,979     $  2,468     $ 81,516
Internal revenue                   4,578           29          445        2,747         749          792           56        9,396
----------------------------------------------------------------------------------------------------------------------------------
Total revenue                   $ 16,468     $ 12,805     $ 11,069     $ 31,663    $ 12,612     $  3,771     $  2,524     $ 90,912
==================================================================================================================================
Pre-tax income                  $    955     $   (992)    $  2,842     $  3,757    $  2,588     $  1,165     $   (616)    $  9,699
==================================================================================================================================

Revenue year-to-year change         (4.4)%      (10.8)%       (6.0)%       13.5%        6.6%         5.8%         0.6%         2.0%
Pre-tax income year-
  to-year change                   (47.1)%     (516.1)%       (1.9)%       30.0%       27.2%         3.0%        32.3%         0.1%
Pre-tax income margin                5.8%        (7.7)%       25.7%        11.9%       20.5%        30.9%       (24.4)%       10.7%

1997:
External revenue                $ 11,083     $ 14,337     $ 11,286     $ 25,166    $ 11,164     $  2,935     $  2,438     $ 78,409
Internal revenue                   6,147           20          491        2,737         671          628           70       10,764
----------------------------------------------------------------------------------------------------------------------------------
Total revenue                   $ 17,230     $ 14,357     $ 11,777     $ 27,903    $ 11,835     $  3,563     $  2,508     $ 89,173
==================================================================================================================================
Pre-tax income                  $  1,806     $   (161)    $  2,896     $  2,890    $  2,034     $  1,131     $   (910)    $  9,686
==================================================================================================================================

Revenue year-to-year change          0.3%         3.3%        (6.9)%       12.6%       (1.5)%       (3.3)%        5.0%         3.0%
Pre-tax income year-
  to-year change                    17.7%      (312.8)%      (12.1)%       14.3%      (17.5)%      (10.2)%      (17.4)%       (5.7)%
Pre-tax income margin               10.5%        (1.1)%       24.6%        10.4%       17.2%        31.7%       (36.3)%       10.9%

Reconciliations to IBM as Reported

(Dollars in millions)                      1999            1998            1997
--------------------------------------------------------------------------------
REVENUE:
Total reportable segments              $ 95,585        $ 90,912        $ 89,173
Other revenues                              391             151              99
Elimination of internal
  revenue                                (8,428)         (9,396)        (10,764)
--------------------------------------------------------------------------------
Total IBM Consolidated                 $ 87,548        $ 81,667        $ 78,508
--------------------------------------------------------------------------------

(Dollars in millions)                      1999            1998            1997
--------------------------------------------------------------------------------
PRE-TAX INCOME:
Total reportable segments              $ 10,117        $  9,699        $  9,686
Elimination of internal
  transactions                             (145)           (162)           (377)
Sale of Global Network                    4,057              --              --
1999 actions                             (2,205)             --              --
Unallocated corporate
  expenses                                  (67)           (497)           (282)
--------------------------------------------------------------------------------
Total IBM Consolidated                 $ 11,757        $  9,040        $  9,027
--------------------------------------------------------------------------------

                   notes to consolidated financial statements

                   International Business Machines Corporation
                            and Subsidiary Companies

Immaterial Items

INVESTMENT IN EQUITY ALLIANCES AND EQUITY ALLIANCES GAINS/LOSSES

The investments in equity alliances and the resulting gains and losses from these investments that are attributable to the segments do not have a significant effect on the financial results of the segments.

Segment Assets and Other Items

The assets of the hardware segments primarily are inventory and plant, property and equipment. The software segment assets mainly are plant, property and equipment, and investment in deferred software development. The Global Services segment assets primarily are maintenance inventory and plant, property and equipment associated with its strategic outsourcing business.

To accomplish the efficient use of the company's space and equipment, it usually is necessary for several segments to share plant, property and equipment assets. Where assets are shared, landlord ownership of the assets is assigned to one segment and is not allocated to each user segment. This is consistent with the company's management system and is reflected accordingly in the schedule below. In those cases, there will not be a precise correlation between segment pre-tax income and segment assets.

Similarly, the depreciation amounts reported by each segment are based on the assigned landlord ownership and may not be consistent with the amounts that are included in the segments' pre-tax income. The amounts that are included in pre-tax income reflect occupancy charges from the landlord segment and are not specifically identified by the management reporting system.

Capital expenditures that are reported by each segment also are in line with the landlord ownership basis of asset assignment.

The Global Financing segment amounts below for interest income and interest expense reflect the interest income and interest expense associated with the financing business as well as the investment in cash and marketable securities. The remaining amounts of interest income and interest expense are not discretely identified to the other segments, but are included as part of an indirect expense allocation.

MANAGEMENT SYSTEM SEGMENT VIEW

                                          Hardware
                            ------------------------------------
                                           Personal                    Global                    Global   Enterprise        Total
(Dollars in millions)       Technology      Systems       Server     Services     Software    Financing  Investments     Segments
----------------------------------------------------------------------------------------------------------------------------------
1999:
Assets                         $10,409      $ 1,372      $ 2,846      $ 2,060      $ 2,527      $39,686      $   408      $59,308
Depreciation/amortization        2,142          127          191          367          576        2,976           15        6,394
Capital expenditures/
  investment in software         1,834          172          312          249          656        3,217           12        6,452
Interest income                     --           --           --           --           --        2,961           --        2,961
Interest expense                    --           --           --           --           --        1,232           --        1,232

1998:
Assets                         $11,251      $ 1,464      $ 2,106      $ 2,236      $ 2,577      $40,109      $   363      $60,106
Depreciation/amortization        1,207          121          178          322          681        2,768           15        5,292
Capital expenditures/
  investment in software         2,044          156          288          358          424        3,438           19        6,727
Interest income                     --           --           --           --           --        2,725           --        2,725
Interest expense                    --           --           --           --           --        1,252           --        1,252

1997:
Assets                         $10,060      $ 1,629      $ 2,191      $ 1,914      $ 2,642      $35,444      $   362      $54,242
Depreciation/amortization        1,092          112          167          315        1,132        2,170           10        4,998
Capital expenditures/
  investment in software         2,028          195          235          361          515        3,615           16        6,965
Interest income                     --           --           --           --           --        2,639           --        2,639
Interest expense                    --           --           --           --           --        1,175           --        1,175

                   notes to consolidated financial statements

                   International Business Machines Corporation
                            and Subsidiary Companies

Reconciliations to IBM as Reported

(Dollars in millions)                      1999            1998            1997
--------------------------------------------------------------------------------
ASSETS:
Total reportable segments              $ 59,308        $ 60,106        $ 54,242
Elimination of internal
  transactions                           (5,776)         (7,519)         (6,287)
Unallocated amounts:
  Cash and marketable
   securities                             4,563           4,295           6,062
  Notes and accounts
   receivable                             7,004           7,715           7,441
  Deferred tax assets                     5,428           5,376           4,746
  Plant, other property
   and equipment                          6,146           7,706           7,564
  Pension assets                          5,636           4,836           3,828
  Other                                   5,186           3,585           3,903
--------------------------------------------------------------------------------
Total IBM Consolidated                 $ 87,495        $ 86,100        $ 81,499
================================================================================

Revenue by Classes of Similar Products or Services

For the Personal Systems, Server, Software and Global Financing segments, the segment data on page 91 represents the revenue contributions from the products that are contained in the segments and that are basically similar in nature. The table below provides external revenue for similar classes of products within the Technology and Global Services segments. OEM hardware comprises primarily revenue from the sale of HDD storage files and semiconductors. Storage comprises externally attached direct access storage devices and tape storage devices. Other technology comprises advanced function printers and networking devices.

                                                      Consolidated
                                       -----------------------------------------
(Dollars in millions)                     1999             1998             1997
--------------------------------------------------------------------------------
Technology:
  OEM                                  $ 7,800          $ 6,756          $ 5,560
  Storage                                2,389            2,439            2,644
  Other technology                       2,408            2,695            2,879
Global Services:
  Services                              27,035           23,730           19,534
  Maintenance                            5,137            5,186            5,632

Major Customers

No single customer represents 10 percent or more of the company's total revenue.

Geographic Information

                                 Revenue*                 Long-lived Assets**
                       ---------------------------   ---------------------------
(Dollars in millions)     1999      1998      1997      1999      1998      1997
--------------------------------------------------------------------------------
United States          $37,171   $35,303   $32,663   $19,309   $18,450   $17,802
Japan                   10,411     8,567     9,765     4,710     4,310     3,635
Other countries         39,966    37,797    36,080    10,259    12,343    11,621
--------------------------------------------------------------------------------
Total                  $87,548   $81,667   $78,508   $34,278   $35,103   $33,058
================================================================================

*     Revenues are attributed to countries based on location of customer.
** Includes all non-current assets except non-current financial instruments and deferred tax assets.

                   International Business Machines Corporation
                            and Subsidiary Companies

Five-Year Comparison of Selected Financial Data

(Dollars in millions except per share amounts)

For the year:                                    1999          1998          1997          1996          1995
-------------------------------------------------------------------------------------------------------------
Revenue                                       $87,548       $81,667       $78,508       $75,947       $71,940
Net income                                      7,712         6,328         6,093         5,429         4,178
  Per share of common stock:
  Assuming dilution                              4.12          3.29*         3.00*         2.50*         1.76*
  Basic                                          4.25          3.38*         3.09*         2.56*         1.81*
Cash dividends paid on common stock               859           814           763           686           572
  Per share of common stock                       .47           .43*        .3875*         .325*          .25*
Investment in plant, rental machines
  and other property                            5,959         6,520         6,793         5,883         4,744
Return on stockholders' equity                   39.0%         32.6%         29.7%         24.8%         18.5%

At end of year:
-------------------------------------------------------------------------------------------------------------
Total assets                                  $87,495       $86,100       $81,499       $81,132       $80,292
Net investment in plant, rental machines
  and other property                           17,590        19,631        18,347        17,407        16,579
Working capital                                 3,577         5,533         6,911         6,695         9,043
Total debt                                     28,354        29,413        26,926        22,829        21,629
Stockholders' equity                           20,511        19,433        19,816        21,628        22,423

*     Adjusted to reflect a two-for-one stock split effective May 10, 1999.

Selected Quarterly Data

(Dollars in millions except per share amounts and stock prices)

                                                                Per Share of Common Stock
                                                         -------------------------------------
                                                                 Earnings
                                                         -----------------------                          Stock Prices**
                                   Gross         Net     Assuming                                    -----------------------
                    Revenue       Profit      Income     Dilution          Basic     Dividends           High            Low
----------------------------------------------------------------------------------------------       -----------------------
1999
First quarter       $20,317      $ 7,258      $1,470      $   .78        $  0.80       $   .11*      $  99.63*      $  80.88*
Second quarter       21,905        8,224       2,391         1.28           1.32           .12         132.00          81.50*
Third quarter        21,144        7,564       1,762          .93            .97           .12         139.19         117.56
Fourth quarter       24,182        8,883       2,089         1.12           1.16           .12         123.25          89.00
----------------------------------------------------------------------------------------------       -----------------------
Total               $87,548      $31,929      $7,712      $  4.12+       $  4.25       $   .47
==============================================================================================

1998
First quarter       $17,618      $ 6,450      $1,036      $   .53*       $   .54*      $   .10*      $  54.19*      $  47.81*
Second quarter       18,823        7,146       1,452          .75*           .77*          .11*         64.66*         51.66*
Third quarter        20,095        7,467       1,494          .78*           .80*          .11*         69.06*         55.38*
Fourth quarter       25,131        9,809       2,346         1.24*          1.27*          .11*         94.97*         58.41*
----------------------------------------------------------------------------------------------       -----------------------
Total               $81,667      $30,872      $6,328      $  3.29*+      $  3.38*      $   .43*
==============================================================================================

*     Adjusted to reflect a two-for-one stock split effective May 10, 1999.
+ Earnings Per Share (EPS) in each quarter is computed using the weighted-average number of shares outstanding during that quarter while EPS for the full year is computed using the weighted-average number of shares outstanding during the year. Thus, the sum of the four quarters' EPS does not equal the full-year EPS.
** The stock prices reflect the high and low prices for IBM's common stock on the New York Stock Exchange composite tape for the last two years.

                             stockholder information

                   International Business Machines Corporation
                            and Subsidiary Companies

IBM Stockholder Services

Stockholders with questions about their accounts should contact:
EquiServe, First Chicago Trust Division
Mail Suite 4688
P.O. Box 2530
Jersey City, New Jersey 07303-2530
(888) IBM-6700

Investors residing outside the United States, Canada and Puerto Rico should call
(201) 324-0405.

Stockholders can also reach EquiServe, First Chicago Trust Division, via the Internet at: ibmfct@equiserve.com

Hearing-impaired stockholders with access to a telecommunications device (TDD) can communicate directly with EquiServe, First Chicago Trust Division, by calling (800) 490-1493. Stockholders residing outside the United States, Canada and Puerto Rico should call (201) 222-4489.

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

Stockholder of record can also consent to receive future IBM Annual Reports and Proxy Statements online through the Internet at this site.

IBM Investor Services Program

The Investor Services Program brochure outlines a number of services provided for IBM stockholders and potential IBM investors, including the reinvestment of dividends, direct purchase and the deposit of IBM stock certificates for safekeeping. Call (888) 421-8860 for a copy of the brochure. Investors residing outside the United States, Canada and Puerto Rico should call (201) 324-0405.

Annual Meeting

The IBM Annual Meeting of Stockholders will be held on Tuesday, April 25, 2000, at 10 a.m. (EST) in the Grand Ballroom at the Renaissance Cleveland Hotel in Cleveland, Ohio.

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

Investors with other requests may write to:
IBM Stockholder Relations
IBM Corporation
New Orchard Road
Armonk, New York 10504

Literature for IBM Stockholders

The following literature on IBM is available without charge from EquiServe, First Chicago Trust Division
Mail Suite 4688
P.O. Box 2530
Jersey City, New Jersey 07303-2530
(888) IBM-6700

Investors residing outside the United States, Canada and Puerto Rico should call
(201) 324-0405.

The Form 10-K Annual Report and Form 10-Q Quarterly Reports to the SEC provide additional information on IBM's business. The 10-K is issued in March; 10-Q reports are released in May, August and November.

An audio cassette recording of the 1999 Annual Report will be available for sight-impaired stockholders in June.

IBM Credit Corporation's Annual Report is available in April.

"IBM Environment and Well-Being: Progress Report" reports on IBM's environmental, safety and energy programs.

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

Corporate Offices

International Business Machines Corporation
New Orchard Road
Armonk, New York 10504
(914) 499-1900

[RECYCLE LOGO] The IBM Annual Report is printed on recycled paper and is recyclable.

*alphaWorks, Aptiva, AS/400, DB2, IBM, IntelliStation, Microdrive, MiCRUS, MQ Series, Netfinity, Network Station, NUMA-Q, RS/6000, S/390, Shark, ThinkPad, ViaVoice, WebConnection, Web Sphere and WorkPad are trademarks of International Business Machines Corporation or its wholly owned subsidiaries. CATIA is a trademark of Dassault Systemes SA. Intel is a trademark of Intel Corporation. Linux is a trademark of Linus Torvalds. Domino, Lotus and Lotus Notes are trademarks of Lotus Development Corporation. Tivoli is a trademark of Tivoli Systems, Inc. Java is a trademark of Sun Microsystems, Inc. Technicolor is a trademark of Technicolor, Inc. UNIX is a trademark in the United States and other countries licensed exclusively through The Open Group Limited. Other company product and service names may be trademarks or service marks of others.

Printed in U.S.

G507-0501-05

                    board of directors and senior management

                   International Business Machines Corporation
                            and Subsidiary Companies

Board of Directors

Cathleen Black
President
Hearst Magazines

Kenneth I. Chenault
President and
Chief Operating Officer
American Express Company

Juergen Dormann
Chairman of the
Board of Management Aventis S.A.

Louis V. Gerstner, Jr.
Chairman of the Board and
Chief Executive Officer
IBM

Nannerl O. Keohane
President
Duke University

Charles F. Knight
Chairman and
Chief Executive Officer
Emerson Electric Co.

Minoru Makihara
Chairman
Mitsubishi Corporation

Lucio A. Noto
Vice Chairman
Exxon Mobil Corporation

John B. Slaughter
President Emeritus
Occidental College, and
Melbo Professor of
Leadership in Education
University of Southern California

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

John R. Joyce
Senior Vice President and
Chief Financial Officer

   Joseph C. Lane
   General Manager
   IBM Global Financing and
   President, IBM Credit Corp.

   Mark Loughridge
   Vice President and Controller

David B. Kalis
Vice President
Communications

   Jon C. Iwata
   Vice President
   Corporate Communications

Abby F. Kohnstamm
Senior Vice President
Marketing

Lawrence R. Ricciardi
Senior Vice President and
General Counsel

   Christopher G. Caine
   Vice President
   Governmental Programs

   Michael A. Candido, Jr.
   Vice President and
   Assistant General Counsel

   Daniel E. O'Donnell
   Vice President, Assistant
   General Counsel and Secretary

TECHNOLOGY AND MANUFACTURING GROUP

Nicholas M. Donofrio
Senior Vice President and Group Executive

   Paul M. Horn
   Senior Vice President
   Research

   John E. Kelly, III
   General Manager
   IBM Microelectronics Division

   Glenn H. Larnerd
   General Manager
   Storage Technology Division

   William E. McCracken
   General Manager
   IBM Printing Systems

IBM GLOBAL SERVICES

Douglas T. Elix
Senior Vice President and Group Executive

   Michael E. Daniels
   General Manager
   IBM Global Services, Asia Pacific

   Mark W. Elliott
   General Manager
   IBM Global Services, Americas

     Daniel R. Colby
     General Manager
     Industrial and Communications Sectors

   Hans-Ulrich Maerki
   General Manager
   IBM Global Services, EMEA

   Virginia M. Rometty
   General Manager
   Strategy and Marketing

SALES AND DISTRIBUTION GROUP

William A. Etherington
Senior Vice President and Group Executive

   David R. Carlucci
   General Manager
   IBM Americas

   Jerry Cole
   General Manager
   Financial Services Sector

   Kakutaro Kitashiro
   General Manager
   IBM Asia Pacific

     Henry W. K. Chow
     General Manager
     IBM Greater China

   J. Michael Lawrie
   General Manager
   IBM Europe/Middle East/Africa

     Erwin Staudt
     General Manager
     IBM Germany

   Douglas L. Maine
   General Manager
   ibm.com

   Peter T. Rowley
   General Manager
   Global Midmarket Business

ENTERPRISE SYSTEMS GROUP

Samuel J. Palmisano
Senior Vice President and Group Executive

   Rodney C. Adkins
   General Manager
   Web Servers

   Robert W. Moffat, Jr.
   Vice President
   Finance, Planning
   and Operations

   Linda S. Sanford
   General Manager
   Storage Subsystems Division

   Susan M. Whitney
   Vice President
   Server Marketing

   Irving Wladawsky-Berger
   Vice President
   Technology and Strategy

   William M. Zeitler
   General Manager
   Enterprise Servers

PERSONAL SYSTEMS GROUP

David M. Thomas
Senior Vice President and Group Executive

   Jonathan J. Judge
   General Manager
   Sales and Service

   Ralph F. Martino
   General Manager
   Marketing and Strategy

SOFTWARE GROUP

John M. Thompson
Senior Vice President and Group Executive

   Jan H. Lindelow
   President and
   Chief Executive Officer
   Tivoli Systems, Inc.

   Steven A. Mills
   General Manager
   Software Group Solutions and Strategy

     Mark F. Bregman
     General Manager
     Pervasive Computing

   Michael D. Zisman
   Vice President
   Knowledge Management

   Alfred W. Zollar
   President and
   Chief Executive Officer
   Lotus Development Corp.