Form 10-K, Exhibit 13
period 2000-12-31
INTERNATIONAL BUSINESS MACHINES CORP
filed 2001-03-13
CIK 51143

                                FINANCIAL REPORT
                   INTERNATIONAL BUSINESS MACHINES CORPORATION
                            AND SUBSIDIARY COMPANIES

Report of Management                                             50

Report of Independent Accountants                                51

Management Discussion                                            52

Consolidated Financial Statements
        EARNINGS                                                 64
        FINANCIAL POSITION                                       65
        STOCKHOLDERS' EQUITY                                     66
        CASH FLOWS                                               68

Notes to Consolidated Financial Statements
        A       SIGNIFICANT ACCOUNTING POLICIES                  69
        B       ACCOUNTING CHANGES                               71
        C       COMMON STOCK SPLIT                               72
        D       ACQUISITIONS/DIVESTITURES                        72
        E       INVENTORIES                                      74
        F       FINANCING RECEIVABLES                            74
        G       PLANT, RENTAL MACHINES AND OTHER PROPERTY        74
        H       INVESTMENTS AND SUNDRY ASSETS                    74
        I       SALE AND SECURITIZATION OF RECEIVABLES           74
        J       BORROWINGS                                       75
        K       FINANCIAL INSTRUMENTS                            76
        L       OTHER LIABILITIES                                78
        M       STOCKHOLDERS' EQUITY ACTIVITY                    79
        N       CONTINGENCIES                                    79
        O       TAXES                                            80
        P       ADVERTISING                                      81
        Q       1999 ACTIONS                                     81
        R       RESEARCH, DEVELOPMENT AND ENGINEERING            82
        S       EARNINGS PER SHARE OF COMMON STOCK               83
        T       RENTAL EXPENSE AND LEASE COMMITMENTS             83
        U       STOCK-BASED COMPENSATION PLANS                   84
        V       RETIREMENT PLANS                                 85
        W       NONPENSION POSTRETIREMENT BENEFITS               88
        X       SEGMENT INFORMATION                              89

Five-Year Comparison of Selected Financial Data                  94

Selected Quarterly Data                                          94

Stockholder Information                                          95

Board of Directors and Senior Management                         96


                                    PAGE NO.
                                   FORTY-NINE

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

      IBM maintains an effective internal control structure. It consists, in part, of organizational arrangements with clearly defined lines of responsibility and delegation of authority, and comprehensive systems and control procedures. We believe this structure provides reasonable assurance that transactions are executed in accordance with management authorization, and that they are appropriately recorded in order to permit preparation of financial statements in conformity with generally accepted accounting principles and to adequately safeguard, verify and maintain accountability of assets. An important element of the control environment is an ongoing internal audit program.

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


                                    PAGE NO.
                                     FIFTY

                       REPORT OF INDEPENDENT ACCOUNTANTS
                  INTERNATIONAL BUSINESS MACHINES CORPORATION
                            AND SUBSIDIARY COMPANIES

To the Stockholders and Board of Directors of International Business Machines Corporation:

In our opinion, the accompanying consolidated financial statements, appearing on pages 64 through 93, present fairly, in all material respects, the financial position of International Business Machines Corporation and subsidiary companies at December 31, 2000 and 1999, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2000, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.


/s/ PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
New York, New York
January 17, 2001


                                    PAGE NO.
                                   FIFTY-ONE

                             MANAGEMENT DISCUSSION
                  INTERNATIONAL BUSINESS MACHINES CORPORATION
                            AND SUBSIDIARY COMPANIES

OVERVIEW OF 2000

IBM finished the year 2000 with a strong fourth quarter performance after three challenging quarters. The company's revenue, net income and earnings per share again reached record levels and cash flow was strong. In many respects, the full-year financial performance reflects momentum that had been building steadily all year, momentum that is an affirmation of the strategies adopted over the last several years: a focus on services and solutions; powerful, scalable servers; and open-source platforms. The company also had solid full-year results in the strategic high-growth areas of services, middleware software and technology. In addition, Global Services ended the year with a strong backlog of services contracts totaling $85 billion, up from $60 billion at year-end 1999.

      The company reported revenue of $88.4 billion, net income of $8.1 billion and $4.44 diluted earnings per common share. The effects of adverse currency movements lowered year-to-year revenue growth from approximately 4 percent at constant currency to 1 percent on an as reported basis. In Europe/Middle East/Africa, revenue declined 5 percent (up 6 percent at constant currency). Asia Pacific revenue grew 16 percent (15 percent at constant currency). In the Americas, revenue decreased 0.5 percent (flat at constant currency).

      In 2000, aggressive focus on cost and expense management improved the company's gross profit margin (despite a changing mix of business) and net income margin. The company continued to use technology and other productivity improvements to enhance the efficiency of its operations, particularly by increasing the revenue generation and customer service capabilities of ibm.com and significantly increasing electronic processing within the procurement function.

      The company ended 2000 with cash and cash equivalents and current marketable securities of $3.7 billion, after funding investments of over $18 billion in capital expenditures; research, development and engineering; strategic acquisitions; and repurchases of common stock. During 2000, the company announced a multi-year, $5 billion program to build an advanced chip-making facility and to expand operations at its worldwide technology facilities. Share repurchases resulted in common shares outstanding at year-end 2000 of 1.74 billion, down 2 percent compared with 1.78 billion last year. During 2000, the company's non-global financing related debt was reduced while Global Financing debt increased in line with the asset growth of the Global Financing business.

CHALLENGES

The company's broad portfolio and geographic diversification position it well relative to its competitors in 2001. The company's top priority is to build on the momentum of last year, driven, for the most part, by business strategies taking hold; the marketplace moving in the company's direction; demand increasing for IBM's products and services (particularly e-business applications and services); and the company's improved execution.

      In 2001, the company faces concerns that economic softness in the United States could worsen and expand into non-U.S. markets. Increasingly aggressive price competition and the potential effects of ongoing adverse currency movements are other areas of volatility.

      Yet, even against a backdrop of uncertainty, the company is in a unique competitive position. Its traditional customer base--essentially large, global institutions--requires the technology and services of the company to improve competitiveness, in both good times and bad. The company's ability to integrate complex technologies across the full range of computing platforms sets it apart from competitors.

FORWARD-LOOKING AND CAUTIONARY STATEMENTS

Certain statements contained in this Annual Report may constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements involve a number of risks, uncertainties and other factors that could cause actual results to be materially different, as discussed more fully elsewhere in this Annual Report and in the company's filings with the Securities and Exchange Commission, including the company's 2000 Form 10-K to be filed on or about March 12, 2001.

RESULTS OF OPERATIONS

(DOLLARS IN MILLIONS
EXCEPT PER SHARE AMOUNTS)       2000          1999           1998
======================================================================
Revenue                       $88,396       $ 87,548       $ 81,667
Cost                           55,972         55,619         50,795
----------------------------------------------------------------------
Gross profit                   32,424         31,929         30,872
Gross profit margin             36.7%          36.4%          37.8%
Total expense                  20,890         20,172         21,832
----------------------------------------------------------------------
Income before
    income taxes               11,534         11,757          9,040
----------------------------------------------------------------------
Net income                    $ 8,093       $  7,712       $  6,328
======================================================================
Earnings per share
    of common stock:
       Assuming dilution      $  4.44       $   4.12       $   3.29
       Basic                  $  4.58       $   4.25       $   3.38


                                    PAGE NO.
                                   FIFTY-TWO

                             MANAGEMENT DISCUSSION
                  INTERNATIONAL BUSINESS MACHINES CORPORATION
                            AND SUBSIDIARY COMPANIES

The average number of common shares outstanding assuming dilution was lower by
59.0 million shares in 2000 versus 1999 and 49.1 million shares in 1999 versus 1998, primarily as a result of the company's common share repurchase program. The average number of shares outstanding assuming dilution was 1,812.1 million, 1,871.1 million and 1,920.1 million, respectively, at December 31, 2000, 1999 and 1998.

      The following table identifies the company's percentage of revenue by segment:

                            2000      1999*      1998*
======================================================
Hardware                    42.7%     43.3%      44.2%
Global Services             37.5      36.7       35.4
Software                    14.3      14.5       14.5
Global Financing             3.9       3.6        3.5
Enterprise Investments/
    Other                    1.6       1.9        2.4
------------------------------------------------------
Total                      100.0%    100.0%     100.0%
======================================================

*     RECLASSIFIED TO CONFORM WITH 2000 PRESENTATION.

The overall gross profit margin of 36.7 percent increased 0.3 points from 1999, following a 1.4 point decline in 1999 versus 1998. The increase in gross profit margin was primarily driven by improvement in the hardware margin associated with microelectronics and personal computer products. This increase was partially offset by a lower Global Services margin and the company's continued shift in revenue to Global Services, which has a lower gross profit margin than the company's server products. The decline in 1999 versus 1998 was primarily due to the company's changing mix of revenue toward Global Services and away from server products.

      In the Americas, full-year 2000 revenue was $38.6 billion, down 0.5 percent (flat at constant currency) from the 1999 period. Revenue from Europe/Middle East/Africa was $24.3 billion, a decrease of 5.3 percent (up 6 percent at constant currency). Asia Pacific revenue grew 16.4 percent (15 percent at constant currency) to $17.7 billion. Original equipment manufacturer
(OEM) revenue decreased 0.9 percent (1 percent decrease at constant currency) to $7.8 billion.

      Information about the company's operating segments can be found in note X, "Segment Information," on pages 89 through 93. Note X provides additional information, including a description of the products and services of each segment, as well as financial data pertaining to each segment.

      The following discussion is based on the Consolidated Financial Statements on pages 64 through 68, which reflect, in all material respects, the company's segment results on an external basis.

HARDWARE

(DOLLARS IN MILLIONS)       2000       1999*      1998*
========================================================
Revenue                   $37,777     $37,888    $36,096
Cost                       27,038      27,591     24,653
--------------------------------------------------------
Gross profit              $10,739     $10,297    $11,443
========================================================
Gross profit margin          28.4%       27.2%      31.7%

*     RECLASSIFIED TO CONFORM WITH 2000 PRESENTATION.

Hardware revenue was essentially flat (up 2 percent at constant currency) in 2000 versus 1999 and increased 5.0 percent (5 percent at constant currency) in 1999 compared with 1998.

      In January 2000, the company reorganized the Server segment and renamed it the Enterprise Systems segment. In accordance with that organizational change, the company transferred system-level product businesses from the Technology segment to the Enterprise Systems segment. Those system-level product businesses are the company's disk storage products, which include the Enterprise Storage Server known as "Shark," tape subsystems and the company's storage area networking program, and networking products. Also, in January 2000, the company transferred the Retail Store Solutions business, a leader in providing point-of-sale solutions, to the Personal Systems segment from the Enterprise Investments segment. All amounts disclosed herein for all years presented have been reclassified to conform with these changes.

      Technology revenue increased 4.0 percent when compared with 1999, following an increase of 13.0 percent in 1999 versus 1998. The increase in 2000 revenue was driven by strong growth in custom logic, networking and pervasive computing products, partially offset by lower hard disk drive (HDD) revenue. Although HDD revenue declined for the full year due primarily to delays in the 10K RPM drive, revenue sequentially improved each quarter in 2000 and from the 1999 fourth quarter to the 2000 fourth quarter.

      The Technology segment results were also affected by supply constraints of wafers and ceramic substrates in the second half of 2000. In both cases, strong demand for these items from internal users and external OEM customers exceeded the company's ability to supply these components. The company improved its ability to manage this challenge toward the end of the year through short-term and strategic actions. In addition, on October 10, 2000, the company announced plans to invest $5.0 billion in the following projects: (1) building an advanced chip-making facility in East Fishkill, New York; (2) expanding its chip-making capacity in Burlington, Vermont and Yasu, Japan, as well as at a joint venture in Essonnes, France; and (3) expanding its organic and ceramic chip-packaging operations worldwide.


                                    PAGE NO.
                                  FIFTY-THREE

                             MANAGEMENT DISCUSSION
                  INTERNATIONAL BUSINESS MACHINES CORPORATION
                            AND SUBSIDIARY COMPANIES

      The company took actions in 1999 in the microelectronics and storage areas that were aimed at strengthening the Technology segment over the long term. Those actions were intended to shift the focus of the Technology segment to higher margin businesses and more efficient operations. To further achieve these goals, the company sold its MiCRUS semiconductor business in June 2000. (See note Q, "1999 Actions," on pages 81 and 82 for additional information.)

      Strong growth in OEM technology, primarily custom logic and high-performance static random access memory (SRAM) revenue drove the increase in 1999 revenue. A slower growth rate in HDD storage revenue in 1999 versus 1998 reflected pricing pressures.

      Personal Systems revenue grew 0.8 percent in 2000 from 1999, following an increase of 20.1 percent in 1999 versus 1998. The change in 2000 revenue was driven by increased revenue in xSeries servers and mobile products, partially offset by lower desktop personal computer and retail store solutions revenue. The decline in desktop revenue was driven by consumer products, as the company decided in 1999 to exit retail channels in the United States and Europe. The Personal Systems segment has benefited from the companywide focus on building a competitive cost and expense structure, which has been crucial in enabling the company to price personal computers competitively. The segment was profitable for the second half of 2000 despite a challenging industry environment. The increase in 1999 revenue versus 1998 was primarily driven by strong revenue growth in Netfinity servers and mobile products. Mobile revenue was constrained due to a shortage of flat-panel displays in the second half of 1999.

      In October 2000, the company announced IBM eServers to manage the unprecedented demands of e-business. This new generation of servers features mainframe-class reliability and scalability, broad support of open standards for the development of new applications, and capacity on demand. The new servers feature technology from the company's high-end server brands and share the best attributes of all mainframe-class computing. The entire IBM eServer family uses Tivoli e-infrastructure management software which manages all components of a heterogeneous e-business infrastructure.

      IBM zSeries mainframe servers are at the heart of the e-business infrastructure for mission-critical data and transaction processing.

      IBM pSeries servers are the most powerful, technologically advanced UNIX servers.

      IBM iSeries mid-range servers are integrated mid-range business servers that run sophisticated business applications.

      IBM xSeries servers are Intel-based servers.

      In 2000, Enterprise Systems revenue declined 1.4 percent from 1999, following a decrease of 16.9 percent in 1999 versus 1998. Revenue grew for the pSeries UNIX servers with particular strength in the mid-range and high-end Web servers in 2000 versus 1999. This increase was more than offset by revenue declines for the mid-range iSeries servers and the zSeries servers in 2000 as compared to 1999. Although zSeries servers revenue declined, total deliveries of computing power increased more than 20 percent as measured in MIPS (millions of instructions per second) versus 1999. In addition, revenue from the company's storage systems products, which include "Shark," increased year over year, while revenue from networking products declined, consistent with the company's divestment strategy.

      In 1999, lower revenue primarily from S/390, AS/400 and RS/6000 servers drove the revenue decline versus 1998. These declines were primarily driven by Y2K-related issues that affected the second-half results. Many of the company's large customers locked down their systems and technology purchases heading into the Y2K transition. In addition, the storage networking product decreases resulted, in part, from the sale of routing and switching intellectual property to Cisco Systems, Inc.

      Hardware gross profit dollars increased 4.3 percent in 2000 from 1999, following a 10.0 percent decline in 1999 versus 1998. The increase in gross profit dollars was primarily driven by increased revenue and improvements in the gross profit margin for microelectronics and personal computers. The decline in gross profit dollars in 1999 resulted from a shift in the company's revenue away from servers, pricing pressures associated with HDDs, and memory chip price declines.

      The hardware gross profit margin increased in 2000 by 1.2 points versus 1999 and declined 4.5 points in 1999 compared to 1998. The increase in 2000 was primarily driven by improved margins in microelectronics and personal computers. The decrease in 1999 was driven by the shift in the company's revenue away from servers to lower gross profit products, such as personal computers, OEM chip technology and HDDs, as well as price pressures.

GLOBAL SERVICES
(DOLLARS IN MILLIONS)              2000           1999          1998
====================================================================
Revenue                        $ 33,152       $ 32,172      $ 28,916
Cost                             24,309         23,304        21,125
--------------------------------------------------------------------
Gross profit                   $  8,843       $  8,868      $  7,791
====================================================================
Gross profit margin                26.7%          27.6%         26.9%


                                    PAGE NO.
                                   FIFTY-FOUR

                              MANAGEMENT DISCUSSION
                   INTERNATIONAL BUSINESS MACHINES CORPORATION
                            AND SUBSIDIARY COMPANIES

      Global Services revenue increased 3.0 percent (6 percent at constant currency) in 2000 over 1999 and 11.3 percent (11 percent at constant currency) in 1999 over 1998. Revenue comparisons in 2000 were adversely affected by two events: the sale of the Global Network to AT&T in 1999 and the decline in Y2K services activity year over year. After adjusting for those two factors, Global Services revenue (excluding maintenance) increased 9 percent in 2000 and 17 percent in 1999. (See note D, "Acquisitions/Divestitures," on pages 72 through 74 for additional information about the Global Network sale.) Maintenance revenue was flat in 2000 when compared to 1999 and declined 1 percent in 1999 versus 1998.

      Strategic Outsourcing Services and Integrated Technology Services were the major contributors to the revenue growth in 2000 and 1999. Strategic Outsourcing Services continued to demonstrate good revenue growth in 2000 as compared to 1999, with particularly strong growth in Asia Pacific. Integrated Technology Services benefited from growth in OEM alliance revenue, especially as related to Cisco Systems products. These increases were partially offset by the loss of revenue due to the sale of the Global Network and lower revenue growth from Business Innovation Services primarily resulting from the decline in Y2K activity. Business Innovation Services recovered in the second half of 2000 as customers shifted from mature offerings such as custom systems integration and Y2K remediation to the company's e-business offerings. Business Innovation Services revenue, exclusive of Y2K and custom systems integration, experienced strong growth in 2000.

      e-business spans many of the Global Services offerings and contributed significantly to 2000 performance. The company's total discrete e-business revenue grew more than 70 percent to approximately $5 billion in 2000. This increase was driven by e-commerce consulting, e-business enablement and e-hosting services.

      In 2000, the company signed contracts totaling $55 billion, including 60 contracts in excess of $100 million, 6 of which exceeded $1 billion. These transactions contributed to a services backlog at December 31, 2000, of $85 billion compared with $60 billion at December 31, 1999. The company continued to meet the demand for its services by hiring more than 19,000 employees in 2000 and 17,000 employees in 1999.

      Global Services gross profit dollars were essentially flat in 2000 compared to 1999 and increased 13.8 percent in 1999 versus 1998. The decline in gross profit margin in 2000 of 0.9 points was driven by lower utilization rates in Business Innovation Services and Integrated Technology Services due to rapid hiring and retraining associated with rebalancing skills toward e-business services. Also contributing to the decline was a revenue shift to OEM alliances, which have a lower gross profit margin. The maintenance gross profit margin improved 0.6 points in 2000 versus 1999 due to continued productivity improvements and effective cost management.

      Global Services gross profit dollars and gross profit margins improved in 1999 as compared with 1998 due to significant productivity improvements that more than offset competitive pressures and the negative effect of the changing mix of services and maintenance within the Global Services portfolio.

SOFTWARE

(DOLLARS IN MILLIONS)             2000        1999        1998
===============================================================
Revenue                       $ 12,598    $ 12,662    $ 11,863
Cost                             2,283       2,240       2,260
---------------------------------------------------------------
Gross profit                  $ 10,315    $ 10,422    $  9,603
===============================================================
Gross profit margin               81.9%       82.3%       80.9%

Software revenue declined 0.5 percent (up 4 percent at constant currency) in 2000 from 1999, following an increase of 6.7 percent (8 percent at constant currency) from 1998. The company's middleware products had revenue growth of 3 percent in 2000 and 12 percent in 1999. Middleware comprises data management, transaction processing, Tivoli systems management and Lotus Notes messaging and collaboration for both IBM and non-IBM platforms. This growth was driven by the company's key products on UNIX and Windows NT platforms, led by WebSphere (Web application server software), MQSeries (business integration software) and DB2 (data management) offerings. These increases in middleware revenue were partially offset by revenue declines for Tivoli products as they were affected by a transition in the systems management software marketplace. The company continues to focus on helping customers use its software to transform their businesses to e-businesses, particularly in collaboration with the company's Global Services offerings, Independent Software Vendors, Web integrators and other service providers.

      Operating systems software revenue declined 9 percent in 2000 and 4 percent in 1999 when compared with the previous period. The decline in 2000 was driven by lower revenue associated with eSeries servers and legacy products. The 1999 decline was driven by lower AS/400 revenue.

      Software gross profit dollars decreased 1.0 percent in 2000 from 1999, following an increase of 8.5 percent in 1999 from 1998. The decline in gross profit dollars in 2000 was primarily because of lower revenue, higher costs for purchased vendor software and higher vendor royalty payments, partially offset by lower amortization and services costs. Increased revenue and lower amortization costs associated with previously capitalized software development spending drove the 1999 improvement, partially offset by higher vendor royalty payments primarily due to increased volumes.


                                    PAGE NO.
                                   FIFTY-FIVE

                             MANAGEMENT DISCUSSION
                  INTERNATIONAL BUSINESS MACHINES CORPORATION
                            AND SUBSIDIARY COMPANIES

GLOBAL FINANCING

(DOLLARS IN MILLIONS)          2000        1999      1998
==========================================================
Revenue                     $ 3,465     $ 3,137   $ 2,877
Cost                          1,595       1,446     1,494
----------------------------------------------------------
Gross profit                $ 1,870     $ 1,691   $ 1,383
==========================================================
Gross profit margin            54.0%       53.9%     48.1%

      Global Financing revenue increased 10.4 percent (13 percent at constant currency) in 2000 from 1999, following an increase of 9.0 percent (10 percent at constant currency) in 1999 versus 1998. Growth in sales of used equipment and in commercial financing drove the revenue increase in 2000. The revenue increase in 1999 over 1998 was due to growth in commercial financing and in financing of software and services.

      Gross profit dollars increased 10.6 percent in 2000 versus 1999, following an increase of 22.3 percent in 1999 over 1998. The increase in 2000 was primarily driven by higher sales of used equipment and an improving gross profit margin on these sales. The increase in 1999, as well as in 2000, reflects the company's ongoing strategy to increase its use of the Global Treasury Centers rather than have the Global Financing business directly access external funding sources. This strategy minimizes the company's overall cost of borrowing via an efficient and economical centralized funding strategy that enables the company to access the global capital markets. This results in a shift of some costs within the Consolidated Statement of Earnings from Cost of Global Financing to Interest expense. (See the Debt/Equity section of the Management Discussion on page 60 for additional discussion of Global Financing debt and note J, "Borrowings," on page 75 for additional discussion of the company's interest expense.)

ENTERPRISE INVESTMENTS/OTHER

(DOLLARS IN MILLIONS)                  2000       1999*      1998*
=================================================================
Revenue                             $ 1,404    $ 1,689    $ 1,915
Cost                                    747      1,038      1,263
-----------------------------------------------------------------
Gross profit                        $   657    $   651    $   652
=================================================================
Gross profit margin                    46.8%      38.5%      34.0%

*     RECLASSIFIED TO CONFORM WITH 2000 PRESENTATION.

Enterprise Investments/Other revenue decreased 16.9 percent (13 percent at constant currency) from 1999, following a decrease of 11.8 percent (12 percent at constant currency) in 1999 from 1998. The decrease in both years was driven by lower revenue associated with the company's decision in 1999 to discontinue certain product lines, such as automated teller machines (ATMs), partially offset by growth in computer-aided three-dimensional interactive application (CATIA) software.

      The gross profit dollars from Enterprise Investments/ Other increased 0.9 percent in 2000 versus 1999, and were flat in 1999 versus 1998. The increase in 2000 gross profit dollars and gross profit margin was primarily due to a shift in the mix of revenue to software products that have a higher gross profit margin than the hardware product lines the company discontinued in 1999.

EXPENSES

(DOLLARS IN MILLIONS)                      2000            1999            1998
================================================================================
Selling, general and
  administrative                      $  15,639       $  14,729       $  16,662
Percentage of revenue                      17.7%           16.8%           20.4%
Research, development
  and engineering                     $   5,151       $   5,273       $   5,046
Percentage of revenue                       5.8%            6.0%            6.2%

Selling,general and administrative (SG&A) expense increased 6.2 percent in 2000 versus 1999, following a decline of 11.6 percent in 1999 compared with 1998. The increase in 2000 was primarily driven by the 1999 net pre-tax benefit of $2,107 million associated with the sale of the Global Network, actions taken by the company in 1999 to improve its competitiveness and to strengthen the company's overall business portfolio, and implementation of a change in personal computers' depreciable lives. (See note D, "Acquisitions/Divestitures," on pages 72 through 74, and note Q, "1999 Actions," on pages 81 and 82 for further information.) Excluding the 1999 actions and sale of the Global Network, 2000 SG&A expense would have declined 7.1 percent versus 1999 and increased 1.0 percent in 1999 compared with 1998. In addition, its percentage of revenue would have been 17.7 percent for 2000, 19.2 percent for 1999 and 20.4 percent for 1998.

      This improved expense-to-revenue ratio in 2000 results from the company's aggressive management of its infrastructure expense and discretionary spending, and improvements in its productivity through the use of technology and other productivity tools. Examples include revenue generation and customer services capabilities of ibm.com and a significant increase in electronic processing within the procurement function. The company also continues to benefit from growth in its licensing of intellectual property. In addition, the company has lower expenses as a result of the sale of the Global Network and actions taken in 1999 to exit such businesses as networking hardware and DRAM (dynamic random access memory) manufacturing. SG&A expense also benefited from the effects of currency and asset sales, excluding securities, in 2000.


                                    PAGE NO.
                                   FIFTY-SIX

                             MANAGEMENT DISCUSSION
                  INTERNATIONAL BUSINESS MACHINES CORPORATION
                            AND SUBSIDIARY COMPANIES

      The increase in 1999 compared to 1998, excluding the benefit from the action taken by the company in 1999, was primarily driven by the company's ongoing investments in software marketing and major marketing campaigns including the e-business campaign. These expenditures were consistent with the company's objective of growing revenue while improving the expense-to-revenue ratio over time.

      Research, development and engineering (RD&E) expense declined 2.3 percent in 2000 from 1999, following an increase of 4.5 percent in 1999 from 1998. The decline in 2000 is primarily due to a $111 million pre-tax charge taken in 1999 for acquired in-process research and development (IPR&D) associated with the acquisition of Sequent Computer Systems, Inc., Mylex Corporation and DASCOM, Inc. See note D, "Acquisitions/Divestitures," on pages 72 through 74 for further detail about the IPR&D charge. Overall, the company continues to invest in high-growth opportunities such as e-business, Tivoli software products and initiatives to support Linux.

      As a result of its ongoing research and development efforts, the company received 2,886 patents in 2000, placing it number one in patents granted in the United States for the eighth consecutive year. The application of these technological advances transforms the company's research and development into new products.

      Recent advances include high-quality inductors and transformers that can be integrated into silicon chips without consuming excess chip area, enhancing miniaturization. These high-speed circuits are used in wireless communications applications and can operate at high frequencies, which extends the use of circuits in many applications, such as cell phones and personal digital assistants.

      Included in the company's cost and expense is $327 million of benefit for retirement-related plans, including pension plans and nonpension postretirement benefits, for the year ended December 31, 2000. The comparable amounts for the years ended December 31, 1999 and 1998, were additional costs of $83 million and $286 million, respectively. See note V, "Retirement Plans," on pages 85 through 88 and note W, "Nonpension Postretirement Benefits," on pages 88 and 89 for the benefit and cost amounts for the major pension and nonpension postretirement plans.

      For the year ended December 31, 2000, the company realized cost and expense reductions of $1,171 million due to the funded status of its pension plans. Of the total 2000 reductions, the change in actuarial assumptions for the primary U.S. plan contributed an estimated $221 million.

      For the year ended December 31, 1999, the company realized cost and expense reductions of $694 million due to the funded status of its pension plans. Of the total 1999 reductions, the amendment to the U.S. plan, as more fully discussed in note V, "Retirement Plans," on pages 85 through 88, contributed an estimated $167 million. The impact in 1999 of changes in actuarial assumptions for the U.S. Plan was approximately $143 million of additional cost. This amount is included in the $694 million cost and expense reduction amount previously noted.

      The change in the discount rate from 7.75 percent to 7.25 percent, effective December 31, 2000, is not expected to have a material effect on the company's 2001 results of operations. Effective January 1, 2001, the company increased pension benefits to recipients who retired before January 1, 1997. The increases ranged from 2.5 percent to 25 percent, and are based on the year of retirement and the pension benefit currently being received. This improvement is expected to result in an additional cost to the company of approximately $100 million in 2001.

      The company does not expect to provide additional funding for the U.S. plan in 2001 because of the aforementioned items. Future effects of pension plans, including the changes noted above, on the operating results of the company depend on economic conditions, employee demographics, mortality rates and investment performance.

      See note X, "Segment Information," on pages 89 through 93 for additional information about the pre-tax income of each segment, as well as the methodologies employed by the company to allocate shared expenses to the segments.

      Other income increased 10.9 percent in 2000 from 1999 and declined 5.5 percent in 1999 from 1998. The increase was primarily a result of gains from sales of available-for-sale securities held by the company, partially offset by lower interest income. The decline in 1999 versus 1998 was primarily due to lower interest income.

PROVISION FOR INCOME TAXES

The provision for income taxes resulted in an effective tax rate of 29.8 percent for 2000, compared with the 1999 effective tax rate of 34.4 percent and a 1998 effective tax rate of 30.0 percent. The 4.6 point decrease in the 2000 rate from the 1999 rate and the 4.4 point increase in the 1999 rate from the 1998 rate were primarily the result of the company's 1999 sale of its Global Network business and various other actions implemented during 1999.

      As reflected in the reconciliation of the company's effective tax rate in note O, "Taxes," on pages 80 and 81, the increased benefit on the company's tax rate of the foreign tax differential in 2000 was principally due to the U.S. tax benefit from the repatriation of profits previously subject to foreign taxes, partially offset by a less favorable mix of profits arising in markets with lower effective tax rates. The decreased benefit of the foreign tax differential from 1998 to 1999 primarily reflects a less favorable mix of profits arising in markets with lower effective tax rates.


                                    PAGE NO.
                                   FIFTY-SEVEN

                             MANAGEMENT DISCUSSION
                  INTERNATIONAL BUSINESS MACHINES CORPORATION
                            AND SUBSIDIARY COMPANIES

FOURTH QUARTER

The company's fourth-quarter results reflect the momentum that has been building steadily all year. For the quarter ended December 31, 2000, the company had revenue of $25.6 billion, an increase of 5.9 percent (12 percent at constant currency) compared with the fourth quarter of 1999. Fourth quarter 2000 net income was $2.7 billion ($1.48 per diluted common share), compared with net income of $2.1 billion ($1.12 per diluted common share) in the fourth quarter of 1999.

      In the Americas, fourth-quarter revenue was $10.8 billion, an increase of
3.3 percent (4 percent at constant currency) from the 1999 period. Revenue from Europe/Middle East/ Africa was $7.4 billion, up 3.0 percent (18 percent at constant currency). Asia Pacific revenue increased 13.3 percent (20 percent at constant currency) to $5.0 billion. OEM revenue increased 13.4 percent (14 percent at constant currency) to $2.4 billion compared with the fourth quarter of 1999.

        Hardware revenue increased 9.7 percent (15 percent at constant currency) to $11.4 billion from the fourth quarter of 1999, with revenue growth across all server, storage and technology hardware categories. The company began shipping its new z900 server in mid-December, contributing to a greater than 100 percent increase in shipments of mainframe computing capacity in the fourth quarter, as measured in MIPS. Revenue grew strongly for the pSeries UNIX servers, with particular strength in the mid-range and high-end Web server models. Revenues for the mid-range iSeries servers also increased, with growth across all geographic areas. Personal Systems revenue grew significantly and the unit was profitable in the quarter. Microelectronics revenue also increased strongly, principally due to continued acceleration in growth of sophisticated, leading-edge custom chips. Revenue for HDDs increased as well. Excluding networking products, storage revenue increased, driven by Shark and shipment of its advanced functions.

      Revenue from Global Services, including maintenance, grew 5.2 percent (12 percent at constant currency) in the fourth quarter to $9.2 billion, reflecting revenue growth across all services categories. e-business services revenue grew more than 70 percent year over year. Revenue comparisons for Global Services were adversely affected by a year-over-year decline in the Y2K services business and the sale of the Global Network in 1999. After adjusting for these factors, Global Services revenue (excluding maintenance) increased 10.1 percent (17 percent at constant currency). The company signed more than $12.5 billion in services contracts in the quarter.

      Software revenue totaled $3.6 billion, decreasing 1.0 percent (up 6 percent at constant currency) versus the fourth quarter of 1999. Revenues continued to grow strongly in the company's middleware segment, with significant growth in database and Web-management software. Tivoli revenues declined in the quarter, reflecting an ongoing transition in this product area.

      Global Financing revenue increased 6.2 percent (10 percent at constant currency) in the fourth quarter to $1.0 billion, primarily as a result of increased sales of used equipment.

      Revenue from the Enterprise Investments/Other area, which includes custom hardware and software products for specialized customer uses, declined 10.7 percent (3 percent at constant currency) year over year to $425 million.

      The company's total gross profit margin was 37.7 percent in the fourth quarter of 2000 compared with 36.7 percent in the fourth quarter of 1999. The increase was driven by a 3.5 point improvement in the hardware gross profit margin as eServer, personal computer and HDD gross profit margins improved year over year. In addition, the Global Financing gross profit margin increased 6.1 points, primarily as a result of higher margins for hardware remarketing. These increases were partially offset by a decline in the Global Services gross profit margin of 0.9 points. This decline was primarily driven by lower Business Innovation Services revenue, which benefited from Y2K services in 1999, partially offset by an improvement in the Strategic Outsourcing Services gross profit margin.

      Total fourth-quarter 2000 expense declined 0.3 percent when compared with the fourth quarter of 1999. SG&A expense decreased 2.4 percent, primarily driven by the effects of currency, while RD&E expense increased 2.4 percent year over year. The expense-to-revenue ratio in the fourth quarter of 2000 was 23.0 percent, compared with 24.4 percent in 1999.

      The company's tax rate was 29.5 percent in the fourth quarter, down slightly as compared with 30.0 percent in the fourth quarter of last year.

      The company spent approximately $1.4 billion on common share repurchases in the fourth quarter. The average number of common shares outstanding assuming dilution was lower by 57.2 million shares in fourth quarter 2000 versus fourth quarter 1999, primarily as a result of these repurchases. The average number of shares assuming dilution was 1,790.6 million in fourth quarter 2000 versus 1,847.8 million in fourth quarter 1999.


                                    PAGE NO.
                                   FIFTY-EIGHT

                             MANAGEMENT DISCUSSION
                  INTERNATIONAL BUSINESS MACHINES CORPORATION
                            AND SUBSIDIARY COMPANIES

FINANCIAL CONDITION

During 2000, the company continued to demonstrate strong financial performance, enabling it to make significant investments to fund future growth and increase shareholder value without increasing its non-global financing debt. The company spent $5,645 million for research, development and engineering, excluding $9 million of IPR&D; $4,360 million for plant and other property, including machines used in strategic outsourcing contracts; $1,256 million for machines on operating leases with customers; and $6,659 million for the repurchase of the company's common shares. In addition, of the company's nine acquisitions in 2000, the company paid cash totaling approximately $300 million of the aggregate $511 million purchase price. The company had $3,722 million in cash and cash equivalents and current marketable securities at December 31, 2000. The company's debt levels remained essentially flat with a small increase in Global Financing debt, offset by a decline in non-global financing debt.

      The company maintains a $10 billion committed global credit facility that expires in February 2002. As of December 31, 2000 and 1999, $9.1 billion and $8.6 billion were unused and available, respectively. In addition, the company had outstanding other committed and uncommitted lines of credit of approximately $4.7 billion and $5.5 billion as of December 31, 2000 and 1999, respectively. As of December 31, 2000 and 1999, $4.1 billion and $4.5 billion were unused and available, respectively.

      The company managed assets of $136 million and $273 million at December 31, 2000 and 1999, respectively, from the securitization of loans, leases and trade receivables. For additional information, see note I, "Sale and Securitization of Receivables," on page 74.

      The changes in the company's U.S. pension plan, including the increased benefits for retirees and the 1999 amendment to the plan, are not expected to have a material effect on the company's financial condition.

      The major rating agencies' ratings of the company's debt securities and preferred stock as of December 31, 2000, appear in the table below:

                        STANDARD        MOODY'S
                             AND      INVESTORS
                          POOR'S        SERVICE     FITCH, INC.
===============================================================
Senior long-term debt         A+             A1             AA-
Commercial paper             A-1        Prime-1            F-1+
Preferred stock                A             a1              A+

CASH FLOWS

The company's cash flows from operating, investing and financing activities, as reflected in the Consolidated Statement of Cash Flows on page 68, are summarized in the following table:

(DOLLARS IN MILLIONS)                 2000          1999       1998
=====================================================================
Net cash provided from/
  (used in):
    Operating activities           $ 9,274       $10,111    $ 9,273
    Investing activities            (4,248)       (1,669)    (6,131)
    Financing activities            (6,359)       (8,625)    (4,993)
Effect of exchange rate
  changes on cash and
  cash equivalents                    (147)         (149)       120
---------------------------------------------------------------------
Net change in cash and
  cash equivalents                 $(1,480)      $  (332)   $(1,731)
=====================================================================

WORKING CAPITAL

(DOLLARS IN MILLIONS)
AT DECEMBER 31:                                      2000        1999
=====================================================================
Current assets                                    $43,880    $ 43,155
Current liabilities                                36,406      39,578
---------------------------------------------------------------------
Working capital                                   $ 7,474    $  3,577
=====================================================================
Current ratio                                      1.21:1      1.09:1
=====================================================================

Current assets increased $725 million due primarily to an increase in accounts receivable of $3,108 million, offset by decreases of $2,109 million in cash and cash equivalents and current marketable securities, and $206 million in deferred taxes. The increase in accounts receivable was due to strong year-end business volumes and global financing activity in the software and services businesses across all geographies. The decrease in cash and cash equivalents and current marketable securities resulted primarily from stock repurchases and capital expenditures, partially offset by cash generated from operations.

      The company ended 2000 with inventories of $4,765 million, the lowest level since 1983, primarily a result of lower inventory levels within Enterprise Systems segment and Microelectronics Division, and currency translation on inventories outside the United States. The company's inventory turnover ratio improved to 6.3 in 2000 from 5.9 in 1999.

      Current liabilities declined $3,172 million from year-end 1999, primarily due to decreases of $4,025 million in short-term debt and $922 million in other accrued expenses and liabilities, offset by an increase in accounts payable of $1,792 million. The increase was primarily due to strong year-end business volumes, primarily in the Enterprise Systems segment, across all geographies.


                                    PAGE NO.
                                   FIFTY-NINE

                             MANAGEMENT DISCUSSION
                  INTERNATIONAL BUSINESS MACHINES CORPORATION
                            AND SUBSIDIARY COMPANIES

INVESTMENTS

The company's investments for plant, rental machines and other property were $5,616 million for 2000, a decrease of $343 million from 1999.

      In addition to software development expenses included in research, development and engineering, the company capitalized $565 million of software costs during 2000, an increase of $101 million from the 1999 period. The increase resulted, in part, from the adoption of Emerging Issues Task Force Issue No. 00-2, "Accounting for Web Site Development Costs." In 2000 the company capitalized $81 million of certain Web site development costs.

      Investments and sundry assets were $14,447 million at the end of 2000, an increase of $775 million from 1999, primarily the result of increases in prepaid pension assets and deferred taxes, offset by declines in alliance investments and goodwill. See note H, "Investments and Sundry Assets," on page 74 for additional information.

      The company continues to invest significantly in its rapidly growing services business, primarily in the management of customers' information technology and in manufacturing capacity for microelectronics. The company has announced plans to redirect approximately $1 billion in 2001 to the open-source Linux operating system including hardware and software development, the operation of its Linux Technology Center, and various marketing initiatives across the country. Additionally, the company plans to invest $4 billion over the next three years in the information technology outsourcing sector.

      On October 10, 2000, the company announced plans to invest $5.0 billion in the following projects: (1) building an advanced chip-making facility in East Fishkill, New York; (2) expanding its chip-making capacity in Burlington, Vermont and Yasu, Japan, as well as at a joint venture in Essonnes, France; and
(3) expanding its organic and ceramic chip packaging operations worldwide. The company anticipates these actions to be completed over the next four years.

      The company has remaining authorization as of December 31, 2000, to purchase $2,870 million of IBM common shares in the open market from time to time, based on market conditions.

      The company expects to fund these investments primarily with cash from ongoing operations.

DEBT AND EQUITY

The majority of the company's funding is executed by Corporate Treasury in support of the Global Financing segment. A process has been established for monitoring the Global Financing funding requirements and executing strategies to manage the company's overall asset and liability profile. Additionally, the company maintains sufficient flexibility to access global funding sources as needed. During 2000, the company issued debt denominated in U.S. dollars, Japanese yen, Euros and Swiss francs to meet existing financing needs.

      The company's total debt increased $222 million to $28,576 million. Financing businesses have different capital structures than non-financing businesses, and therefore the analysis of this change and certain ratios are discussed below on both a Global Financing and a non-global financing basis.

GLOBAL FINANCING

(DOLLARS IN MILLIONS)
AT DECEMBER 31:                         2000             1999
================================================================
Assets*                              $  40,822        $ 39,686
Debt**                                  27,514          26,799
Equity                                   4,142           4,864
----------------------------------------------------------------
Debt/Equity                                6.6x            5.5x

* GLOBAL FINANCING ASSETS INCLUDE CASH, FINANCING RECEIVABLES (SEE NOTE F, "FINANCING RECEIVABLES," ON PAGE 74), INTERCOMPANY AMOUNTS, RENTAL MACHINE FIXED ASSETS AND OTHER ASSETS.

** GLOBAL FINANCING DEBT INCLUDES EXTERNAL DEBT OF THE GLOBAL FINANCING BUSINESS THAT GENERATES THE INTEREST EXPENSE INCLUDED IN COST OF GLOBAL FINANCING ON THE CONSOLIDATED STATEMENT OF EARNINGS. GLOBAL FINANCING DEBT ALSO INCLUDES INTERCOMPANY BORROWINGS FROM OTHER COMPANY UNITS. THE TOTAL INTEREST EXPENSE RELATED TO GLOBAL FINANCING DEBT IS PRESENTED IN NOTE X, "SEGMENT INFORMATION," ON PAGES 89 THROUGH 93.

The Global Financing segment is a financial services business and is, therefore, more debt dependent than the company's other businesses. At December 31, 2000, more than 95 percent of the company's total debt was attributable to this business, and supported almost half of the company's total assets. In 2000, Global Financing debt to equity ratio increased to 6.6x, which is within management's acceptable target range. Typically, a financial services business has a higher leverage than an industrial or technology business given its low return on asset characteristics.

NON-GLOBAL FINANCING

(DOLLARS IN MILLIONS) AT
DECEMBER 31:                       2000           1999
=============================================================
Debt*                           $  1,062        $  1,555

Debt/Capitalization                  6.1%            9.0%
EBITDA/Interest Expense**             24x             19x

* NON-GLOBAL FINANCING DEBT IS THE COMPANY'S TOTAL EXTERNAL DEBT LESS THE GLOBAL FINANCING DEBT DESCRIBED IN THE GLOBAL FINANCING TABLE ABOVE.

** EBITDA IS EARNINGS BEFORE INTEREST AND TAXES, PLUS DEPRECIATION AND AMORTIZATION, ADJUSTED FOR MINIMUM RENTAL COMMITMENTS AND FOR ONE-TIME ITEMS SUCH AS THE 1999 ACTIONS AND THE SALE OF THE GLOBAL NETWORK. THE INTEREST EXPENSE USED IN THE DENOMINATOR REPRESENTS THE COMPANY'S TOTAL INTEREST EXPENSE LESS THE GLOBAL FINANCING INTEREST EXPENSE DISCLOSED IN
      NOTE X, "SEGMENT INFORMATION," ON PAGES 89 THROUGH 93.


                                     PAGE NO.
                                      SIXTY

                             MANAGEMENT DISCUSSION
                  INTERNATIONAL BUSINESS MACHINES CORPORATION
                            AND SUBSIDIARY COMPANIES

The company's non-global financing businesses generate significant cash from ongoing operations and therefore generally do not require a significant amount of debt. Cash flows from operations are these businesses' primary source of funds for future investments.

      The company's total consolidated stockholders' equity increased $113 million to $20,624 million at December 31, 2000, primarily due to the increase in retained earnings, partially offset by the company's ongoing stock repurchase program and Accumulated gains and losses not affecting retained earnings. (See note M, "Stockholders' Equity Activity," on page 79).

CURRENCY RATE FLUCTUATIONS

Changes in the relative values of non-U.S. currencies to the U.S. dollar affect the company's results. At December 31, 2000, currency changes resulted in assets and liabilities denominated in local currencies being translated into fewer dollars than at year-end 1999. The currency rate changes had an unfavorable effect on revenue growth of approximately 3 percent in 2000, minimal effect in 1999 and an unfavorable effect of approximately 2 percent in 1998.

      For non-U.S. subsidiaries and branches that operate in U.S. dollars or whose economic environment is highly inflationary, translation adjustments are reflected in results of operations, as required by Statement of Financial Accounting Standards (SFAS) No. 52, "Foreign Currency Translation." Generally, the company manages currency risk in these entities by linking prices and contracts to U.S. dollars and entering into foreign currency hedge contracts.

      The company uses a variety of financial hedging instruments to limit specific currency risks related to financing transactions and other foreign currency-based transactions. Further discussion of currency and hedging appears in note K, "Financial Instruments," on pages 76 and 77.

      On January 1, 2001, the company adopted SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." The company does not expect this standard to have a significant impact on the Consolidated Statement of Earnings. This standard will result in an incremental gross-up of certain assets and liabilities, including fair value adjustments to the company's portfolio of fixed-rate debt. In addition, the standard may result in increased volatility within the stockholders' equity section of the Consolidated Statement of Financial Position (Accumulated gains and losses not affecting retained earnings). See note B, "Accounting Changes," on pages 71 and 72 for additional information regarding SFAS No. 133.

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

      The company's debt in support of the Global Financing business and the geographic breadth of the company's operations include an element of market risk from changes in interest and currency rates. The company manages this risk, in part, through the use of a variety of financial instruments including derivatives, as explained in note K, "Financial Instruments," on pages 76 and 77.

      To meet disclosure requirements, the company performs sensitivity analysis to determine the effects that market risk exposures may have on the fair values of the company's debt and other financial instruments.

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

      To perform sensitivity analysis, the company assesses the risk of loss in fair values from the effect of hypothetical changes in interest rates and foreign currency exchange rates on market-sensitive instruments. The market values for interest and foreign currency exchange risk are computed based on the present value of future cash flows as affected by the changes in rates that are attributable to the market risk that is being measured. The company selected the discount rates that it used for the present value computations based on market interest and foreign currency exchange rates in effect at December 31, 2000 and 1999. The differences in this comparison are the hypothetical gains or losses associated with each type of risk.


                                    PAGE NO.
                                    SIXTY-ONE

                             MANAGEMENT DISCUSSION
                  INTERNATIONAL BUSINESS MACHINES CORPORATION
                            AND SUBSIDIARY COMPANIES

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

      The results of the sensitivity analysis at December 31, 2000, and December 31, 1999, are as follows:

INTEREST RATE RISK

As of December 31, 2000, a 10 percent decrease in the levels of interest rates with all other variables held constant would result in a decrease in the fair value of the company's financial instruments of $99 million as compared with a decrease of $164 million as of December 31, 1999. A 10 percent increase in the levels of interest rates with all other variables held constant would result in an increase in the fair value of the company's financial instruments of $83 million as of December 31, 2000, as compared with an increase of $145 million as of December 31, 1999. Changes in the relative sensitivity of the fair value of the company's financial instrument portfolio for these theoretical changes in the level of interest rates primarily are driven by changes in the company's debt maturity and interest rate profile and amount. In 2000 versus 1999, the reported decline in interest rate sensitivity primarily is due to adjustments in the company's "receive fixed/pay floating" interest rate swap portfolio to more closely match the maturity profile of the company's fixed rate debt.

FOREIGN CURRENCY EXCHANGE RATE RISK

As of December 31, 2000, a 10 percent decrease or increase in the levels of foreign currency exchange rates against the U.S. dollar with all other variables held constant would result in a decrease in the fair value of the company's financial instruments of $1,352 million or an increase in the fair value of the company's financial instruments of $1,435 million, respectively, compared with a decrease of $1,319 million or an increase of $1,340 million, respectively, as of December 31, 1999. The change in the relative sensitivity of the fair value of the company's financial instrument portfolio to the level of foreign currency exchange rates was primarily driven by increased hedging activity of foreign currency transactions in accordance with the company's established risk management practices. As the effect of offsetting changes in the fair market value of the company's anticipated foreign currency cash flows are not included in the sensitivity model, the results of the analysis are not indicative of an increase in the company's actual exposure to foreign currency exchange rate risk.

FINANCING RISKS

Global Financing is an integral part of the company's total worldwide offerings. Inherent in Global Financing are certain risks, including credit, interest rate, currency and residual value. The company manages credit risk through comprehensive credit evaluations and pricing practices. To manage the risks associated with an uncertain interest rate environment, the company pursues a funding strategy of substantially matching the interest rate profile of its debt with the interest rate profile of its assets. Currency risks are managed by denominating liabilities in the same currency as the assets.

      Residual value risk is managed by developing projections of future equipment values at lease inception, reevaluating these projections periodically, and effectively deploying remarketing capabilities to recover residual values and potentially earn a profit. The following table presents the recorded amount of unguaranteed residual values for sales-type and operating leases as of December 31, 1998, 1999 and 2000. In addition, the table presents the run out of the unguaranteed residual value over the remaining lives of these leases as of December 31, 2000. The following table excludes approximately $34 million of estimated residual value associated with non-information technology equipment. There was no significant change in the ratio of the unguaranteed residual value to total net investment in sales-type leases from December 31, 1999 to December 31, 2000.

                                 TOTAL                     RUN OUT OF 2000 BALANCE
                         -----------------------    --------------------------------------
                                                                               2004 AND
(DOLLARS IN MILLIONS)     1998     1999      2000    2001      2002      2003    BEYOND
==========================================================================================
Sales-type leases       $  685   $  737    $  751   $ 275    $  273     $ 174    $   29
Operating leases           731      609       396     230       124        37         5
------------------------------------------------------------------------------------------
Total residual value    $1,416   $1,346    $1,147   $ 505    $  397     $ 211    $   34
==========================================================================================


                                    PAGE NO.
                                    SIXTY-TWO

                             MANAGEMENT DISCUSSION
                  INTERNATIONAL BUSINESS MACHINES CORPORATION
                            AND SUBSIDIARY COMPANIES

EMPLOYEES AND RELATED WORKFORCE

                                                                        PERCENTAGE CHANGES
                                                                        ------------------
                                               2000      1999      1998  2000-99   1999-98
==========================================================================================
IBM/wholly owned subsidiaries               316,303   307,401   291,067      2.9       5.6
Less than wholly owned subsidiaries          21,886    17,176    21,704     27.4     (20.9)
Complementary                                25,500    29,800    36,900    (14.4)    (19.2)

In 2000, the number of IBM employees, including employees in wholly owned subsidiaries, increased nearly 9,000 year over year. The company's strategic growth areas--services, software and technology--continue to drive the increase; Global Services hired in excess of 19,000 people in 2000. Acquisitions, such as the LGS Group Inc. in Canada, contributed to the increase, as well. The company continues to reduce its infrastructure and to withdraw from certain businesses, offsetting some of the growth.

The increase in employees in the less than wholly owned subsidiaries over 1999 reflects growth primarily in subsidiaries within the company's storage, personal computer and microelectronics businesses in China, and services in Japan and Australia.

      The company's complementary workforce is an approximation of equivalent full-time employees hired under temporary, part-time and limited-term employment arrangements to meet specific business needs in a flexible and cost-effective manner.


                                    PAGE NO.
                                   SIXTY-THREE

                       CONSOLIDATED STATEMENT OF EARNINGS
                  INTERNATIONAL BUSINESS MACHINES CORPORATION
                            AND SUBSIDIARY COMPANIES

(DOLLARS IN MILLIONS EXCEPT PER SHARE AMOUNTS)
FOR THE YEAR ENDED DECEMBER 31:                                  NOTES        2000         1999*        1998*
=============================================================================================================
Revenue:
Hardware                                                                  $ 37,777     $ 37,888     $ 36,096
Global Services                                                             33,152       32,172       28,916
Software                                                                    12,598       12,662       11,863
Global Financing                                                             3,465        3,137        2,877
Enterprise Investments/Other                                                 1,404        1,689        1,915
-------------------------------------------------------------------------------------------------------------
Total revenue                                                               88,396       87,548       81,667
-------------------------------------------------------------------------------------------------------------
Cost:
Hardware                                                                    27,038       27,591       24,653
Global Services                                                             24,309       23,304       21,125
Software                                                                     2,283        2,240        2,260
Global Financing                                                  J          1,595        1,446        1,494
Enterprise Investments/Other                                                   747        1,038        1,263
-------------------------------------------------------------------------------------------------------------
Total cost                                                                  55,972       55,619       50,795
-------------------------------------------------------------------------------------------------------------
Gross profit                                                                32,424       31,929       30,872
-------------------------------------------------------------------------------------------------------------
Expense:
Selling, general and administrative                               P         15,639       14,729       16,662
Research, development and engineering                             R          5,151        5,273        5,046
Other income                                                                  (617)        (557)        (589)
Interest expense                                                J & K          717          727          713
-------------------------------------------------------------------------------------------------------------
Total expense                                                               20,890       20,172       21,832
-------------------------------------------------------------------------------------------------------------
Income before income taxes                                                  11,534       11,757        9,040
Provision for income taxes                                        O          3,441        4,045        2,712
-------------------------------------------------------------------------------------------------------------
Net income                                                                   8,093        7,712        6,328
Preferred stock dividends                                                       20           20           20
-------------------------------------------------------------------------------------------------------------
Net income applicable to common stockholders                              $  8,073     $  7,692      $ 6,308
=============================================================================================================
Earnings per share of common stock:
        Assuming dilution                                        S        $   4.44     $   4.12      $   3.29
        Basic                                                    S        $   4.58     $   4.25      $   3.38
=============================================================================================================

Average number of common shares outstanding:

Assuming dilution: 2000--1,812,118,422; 1999--1,871,073,912; 1998--1,920,130,470

Basic: 2000--1,763,037,049; 1999--1,808,538,346; 1998--1,869,005,570

*     RECLASSIFIED TO CONFORM WITH 2000 PRESENTATION.

      THE ACCOMPANYING NOTES ON PAGES 69 THROUGH 93 ARE AN INTEGRAL PART OF THE FINANCIAL STATEMENTS.


                                    PAGE NO.
                                   SIXTY-FOUR

                  CONSOLIDATED STATEMENT OF FINANCIAL POSITION
                  INTERNATIONAL BUSINESS MACHINES CORPORATION
                            AND SUBSIDIARY COMPANIES

(DOLLARS IN MILLIONS EXCEPT PER SHARE AMOUNTS)
AT DECEMBER 31:                                                    NOTES             2000         1999*
=======================================================================================================
Assets
Current assets:
Cash and cash equivalents                                                        $  3,563     $  5,043
Marketable securities                                                K                159          788
Notes and accounts receivable--trade, net of allowances                            10,447        9,103
Short-term financing receivables                                     F             18,705       17,156
Other accounts receivable                                                           1,574        1,359
Inventories                                                          E              4,765        4,868
Deferred taxes                                                       O              2,701        2,907
Prepaid expenses and other current assets                                           1,966        1,931
--------------------------------------------------------------------------------------------------------
Total current assets                                                               43,880       43,155
--------------------------------------------------------------------------------------------------------
Plant, rental machines and other property                            G             38,455       39,616
Less: Accumulated depreciation                                                     21,741       22,026
--------------------------------------------------------------------------------------------------------
Plant, rental machines and other property--net                                     16,714       17,590
--------------------------------------------------------------------------------------------------------
Long-term financing receivables                                      F             13,308       13,078
Investments and sundry assets                                        H             14,447       13,672
--------------------------------------------------------------------------------------------------------
Total assets                                                                     $ 88,349     $ 87,495
========================================================================================================
Liabilities and Stockholders' Equity
Current liabilities:
Taxes                                                                O           $  4,827     $  4,792
Short-term debt                                                    J & K           10,205       14,230
Accounts payable                                                                    8,192        6,400
Compensation and benefits                                                           3,801        3,840
Deferred income                                                                     4,516        4,529
Other accrued expenses and liabilities                                              4,865        5,787
--------------------------------------------------------------------------------------------------------
Total current liabilities                                                          36,406       39,578
--------------------------------------------------------------------------------------------------------
Long-term debt                                                     J & K           18,371       14,124
Other liabilities                                                    L             12,948       13,282
--------------------------------------------------------------------------------------------------------
Total liabilities                                                                  67,725       66,984
--------------------------------------------------------------------------------------------------------
Contingencies                                                        N
Stockholders' equity:                                                M
Preferred stock, par value $.01 per share                                             247          247
        Shares authorized: 150,000,000
        Shares issued and outstanding (2000 and 1999--2,546,011)
Common stock, par value $.20 per share                               C             12,400       11,762
        Shares authorized: 4,687,500,000
        Shares issued (2000--1,893,940,595; 1999--1,876,665,245)
Retained earnings                                                                  23,784       16,878
Treasury stock, at cost (shares: 2000--131,041,411; 1999--72,449,015)             (13,800)      (7,375)
Employee benefits trust (shares: 2000 and 1999--20,000,000)                        (1,712)      (2,162)
Accumulated gains and losses not affecting retained earnings                         (295)       1,161
--------------------------------------------------------------------------------------------------------
Total stockholders' equity                                                         20,624       20,511
--------------------------------------------------------------------------------------------------------
Total liabilities and stockholders' equity                                       $ 88,349     $ 87,495
========================================================================================================

*     RECLASSIFIED TO CONFORM WITH 2000 PRESENTATION.

      THE ACCOMPANYING NOTES ON PAGES 69 THROUGH 93 ARE AN INTEGRAL PART OF THE FINANCIAL STATEMENTS.


                                    PAGE NO.
                                   SIXTY-FIVE

                 CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY
                   INTERNATIONAL BUSINESS MACHINES CORPORATION
                            AND SUBSIDIARY COMPANIES

                                                                                                            ACCUMULATED
                                                                                                              GAINS AND
                                                                                                             LOSSES NOT
                                                                                                   EMPLOYEE   AFFECTING
                                                PREFERRED       COMMON    RETAINED    TREASURY     BENEFITS    RETAINED
(DOLLARS IN MILLIONS)                               STOCK        STOCK    EARNINGS       STOCK        TRUST     EARNINGS     TOTAL
==================================================================================================================================
1998
Stockholders' equity, January 1, 1998               $ 252     $  8,601    $ 11,010     $  (86)      $ (860)      $   899   $19,816
Net income plus gains and losses not
  affecting retained earnings:
   Net income                                                                6,328                                         $ 6,328
                                                                                                                           -------
   Gains and losses not affecting retained
    earnings (net of tax):
      Foreign currency translation adjustments
        (net of tax benefit of $45)                                                                                   69        69
      Net unrealized losses on marketable
       securities (net of tax benefit of $36)                                                                        (57)      (57)
                                                                                                                           -------
   Total gains and losses not affecting
    retained earnings                                                                                                           12
                                                                                                                           -------
Subtotal: Net income plus gains and
  losses not affecting retained earnings                                                                                   $ 6,340
                                                                                                                           =======

Cash dividends declared--common stock                                         (814)                                           (814)
Cash dividends declared--preferred stock                                       (20)                                            (20)
Common stock purchased and retired
  (113,993,636 shares)                                            (556)     (6,291)                                         (6,847)
Preferred stock purchased and retired (51,250 shares)  (5)                                                                      (5)
Common stock issued under employee
  plans (29,701,038 shares)                                        709          (1)                                            708
Purchases (9,100,678 shares) and sales (9,024,296 shares)
  of treasury stock under employee plans--net                                  (71)        (47)                               (118)
Fair value adjustment of employee benefits trust                 1,002                                (994)                      8
Tax effect--stock transactions                                     365                                                         365
-----------------------------------------------------------------------------------------------------------------------------------
Stockholders' equity, December 31, 1998             $ 247     $ 10,121    $ 10,114    $   (133)    $(1,854)      $   911   $19,433
===================================================================================================================================
1999
Net income plus gains and losses not
  affecting retained earnings:
   Net income                                                                7,712                                         $ 7,712
                                                                                                                           -------
   Gains and losses not affecting retained
     earnings (net of tax):
      Foreign currency translation adjustments
        (net of tax expense of $180)                                                                                (546)     (546)
      Net unrealized gains on marketable
        securities (net of tax expense of $456)                                                                      796       796
                                                                                                                           -------
   Total gains and losses not affecting
     retained earnings                                                                                                         250
                                                                                                                           -------
Subtotal: Net income plus gains and
  losses not affecting retained earnings                                                                                   $ 7,962
                                                                                                                           =======

Cash dividends declared--common stock                                         (859)                                           (859)
Cash dividends declared--preferred stock                                       (20)                                            (20)
Treasury shares purchased, not retired
  (70,711,971 shares)                                                                   (7,192)                             (7,192)
Common stock issued under employee
  plans (22,927,141 shares)                                        741          (1)                                            740
Purchases (6,418,975 shares) and sales (6,606,223 shares)
  of treasury stock under employee plans--net                                  (95)        (50)                               (145)
Fair value adjustment of employee benefits trust                   318                                (308)                     10
Increase due to shares issued by subsidiary                         37                                                          37
Tax effect--stock transactions                                     545                                                         545
-----------------------------------------------------------------------------------------------------------------------------------
Stockholders' equity, December 31, 1999             $ 247     $ 11,762    $ 16,878    $ (7,375)    $(2,162)      $ 1,161   $20,511
===================================================================================================================================


                                    PAGE NO.
                                   SIXTY-SIX

                 CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY
                  INTERNATIONAL BUSINESS MACHINES CORPORATION
                            AND SUBSIDIARY COMPANIES

                                                                                                             ACCUMULATED
                                                                                                               GAINS AND
                                                                                                              LOSSES NOT
                                                                                                   EMPLOYEE    AFFECTING
                                                PREFERRED       COMMON    RETAINED    TREASURY     BENEFITS     RETAINED
(DOLLARS IN MILLIONS)                               STOCK        STOCK    EARNINGS       STOCK        TRUST      EARNINGS    TOTAL
==================================================================================================================================
2000
Stockholders' equity, December 31, 1999             $ 247     $ 11,762    $ 16,878     $(7,375)     $(2,162)     $ 1,161   $20,511
Net income plus gains and losses not
  affecting retained earnings:
   Net income                                                                8,093                                         $ 8,093
                                                                                                                           -------
     Gains and losses not affecting retained
       earnings (net of tax):
     Foreign currency translation adjustments
       (net of tax expense of $289)                                                                                 (531)     (531)
     Net unrealized losses on marketable
       securities (net of tax benefit of $506)                                                                      (925)     (925)
                                                                                                                           -------
   Total gains and losses not affecting
     retained earnings                                                                                                      (1,456)
                                                                                                                           -------
Subtotal: Net income plus gains and
  losses not affecting retained earnings                                                                                   $ 6,637
                                                                                                                           =======

Cash dividends declared--common stock                                         (909)                                           (909)
Cash dividends declared--preferred stock                                       (20)                                            (20)
Treasury shares purchased, not retired
  (58,867,226 shares)                                                                   (6,431)                             (6,431)
Common stock issued under employee
  plans (17,275,350 shares)                                        615           1                                             616
Purchases (8,799,382 shares) and sales (9,074,212 shares)
  of treasury stock under employee plans--net                                 (259)          6                                (253)
Fair value adjustment of employee benefits trust                  (439)                                 450                     11
Increase due to shares remaining to be issued
  in acquisition                                                    40                                                          40
Tax effect--stock transactions                                     422                                                         422
-----------------------------------------------------------------------------------------------------------------------------------
Stockholders' equity, December 31, 2000             $ 247      $12,400     $23,784    $(13,800)     $(1,712)     $  (295)  $20,624
===================================================================================================================================

   The accompanying notes on pages 69 through 93 are an integral part of the financial statements.


                                    PAGE NO.
                                  SIXTY-SEVEN

                      CONSOLIDATED STATEMENT OF CASH FLOWS
                   INTERNATIONAL BUSINESS MACHINES CORPORATION
                            AND SUBSIDIARY COMPANIES

(DOLLARS IN MILLIONS)
AT DECEMBER 31:                                                    2000        1999        1998
================================================================================================
Cash flow from operating activities:
Net income                                                     $  8,093    $  7,712    $  6,328
Adjustments to reconcile net income to net cash
  provided from operating activities:
Depreciation                                                      4,513       6,159       4,475
Amortization of software                                            482         426         517
Deferred income taxes                                                29        (713)       (606)
Gain on disposition of fixed and other assets                      (792)     (4,791)       (261)
Other changes that (used)/provided cash:
  Receivables                                                    (4,720)     (1,677)     (2,736)
  Inventories                                                       (55)        301          73
  Other assets                                                     (643)       (130)        219
  Accounts payable                                                2,245          (3)        362
  Other liabilities                                                 122       2,827         902
------------------------------------------------------------------------------------------------
Net cash provided from operating activities                       9,274      10,111       9,273
------------------------------------------------------------------------------------------------

Cash flow from investing activities:
Payments for plant, rental machines and other property           (5,616)     (5,959)     (6,520)
Proceeds from disposition of plant, rental machines
  and other property                                              1,619       1,207         905
Investment in software                                             (565)       (464)       (250)
Purchases of marketable securities and other investments         (1,079)     (3,949)     (4,211)
Proceeds from marketable securities and other investments         1,393       2,616       3,945
Proceeds from sale of the Global Network                           --         4,880        --
------------------------------------------------------------------------------------------------
Net cash used in investing activities                            (4,248)     (1,669)     (6,131)
------------------------------------------------------------------------------------------------

Cash flow from financing activities:
Proceeds from new debt                                            9,604       6,133       7,567
Short-term (repayments)/borrowings less than 90 days--net        (1,400)        276         499
Payments to settle debt                                          (7,561)     (7,510)     (5,942)
Preferred stock transactions--net                                  --          --            (5)
Common stock transactions--net                                   (6,073)     (6,645)     (6,278)
Cash dividends paid                                                (929)       (879)       (834)
------------------------------------------------------------------------------------------------
Net cash used in financing activities                            (6,359)     (8,625)     (4,993)
------------------------------------------------------------------------------------------------
Effect of exchange rate changes on cash and cash equivalents       (147)       (149)        120
------------------------------------------------------------------------------------------------
Net change in cash and cash equivalents                          (1,480)       (332)     (1,731)
Cash and cash equivalents at January 1                            5,043       5,375       7,106
------------------------------------------------------------------------------------------------
Cash and cash equivalents at December 31                       $  3,563    $  5,043    $  5,375
================================================================================================

Supplemental data:
Cash paid during the year for:
Income taxes                                                   $  2,697    $  1,904    $  1,929
Interest                                                       $  1,447    $  1,574    $  1,605
================================================================================================

The accompanying notes on pages 69 through 93 are an integral part of the financial statements.


                                    PAGE NO.
                                   SIXTY-EIGHT

                        NOTES TO CONSOLIDATED FINANCIAL
             STATEMENTS INTERNATIONAL BUSINESS MACHINES CORPORATION
                            AND SUBSIDIARY COMPANIES

A  SIGNIFICANT ACCOUNTING POLICIES

PRINCIPLES OF CONSOLIDATION

The consolidated financial statements include the accounts of International Business Machines Corporation and its controlled subsidiary companies, which in general are majority owned. Investments in business entities in which the company does not have control, but has the ability to exercise significant influence over operating and financial policies (generally 20-50 percent ownership), are accounted for by the equity method. Other investments are accounted for by the cost method. The accounting policy for other investments in securities is described on page 70 within Marketable Securities.

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

REVENUE

The company recognizes revenue when it is realized or realizable and earned. The company considers revenue realized or realizable and earned when it has persuasive evidence of an arrangement, the product has been shipped or the services have been provided to the customer, the sales price is fixed or determinable and collectibility is reasonably assured. The company reduces revenue for estimated customer returns. In addition to the aforementioned general policy, the following are the specific revenue recognition policies for each major category of revenue.

HARDWARE

Revenue from hardware sales or sales-type leases is recognized when the product is shipped to the customer and there are either no unfulfilled company obligations or any obligations will not affect the customer's final acceptance of the arrangement. Any cost of these obligations is accrued when the corresponding revenue is recognized. Revenue from rentals and operating leases is recognized monthly as the fees accrue.

SERVICES

Revenue from time and material service contracts is recognized as the services are provided. Revenue from fixed price long-term service contracts is recognized over the contract term based on the percentage of services that are provided during the period compared with the total estimated services to be provided over the entire contract. Losses on fixed price contracts are recognized during the period in which the loss first becomes apparent. Revenue from maintenance is recognized over the contractual period or as the services are performed. Revenue in excess of billings on service contracts is recorded as unbilled receivables and is included in trade accounts receivable. Billings in excess of revenue that is recognized on service contracts are recorded as deferred income until the aforementioned revenue recognition criteria are met.

SOFTWARE

Revenue from delivered elements of one-time charge licensed software is recognized at the inception of the license term, provided the company has vendor-specific objective evidence of the fair value of each undelivered element. Revenue is deferred for undelivered elements. Revenue is also deferred for the entire arrangement if vendor-specific objective evidence does not exist for each undelivered contract element. Examples of undelivered elements in which the timing of delivery is uncertain include contractual elements that give customers rights to any future upgrades at no additional charge, future maintenance that is provided within the overall price, and standard performance and function guarantees. The revenue that is deferred for any contract element is recognized when all of the revenue recognition criteria have been met for that element, which typically occurs within two to three years. Revenue from monthly software licenses is recognized on a subscription basis.

FINANCING

Revenue from financing is recognized at level rates of return over the term of the lease or receivable.

SELLING, GENERAL AND ADMINISTRATIVE EXPENSE

Selling, general and administrative expense is charged to income as incurred. Expenses of promoting and selling products are classified as selling expense and include such items as advertising, sales commissions and travel. General and administrative expense includes such items as officers' salaries, office supplies, taxes, insurance and office rental. In addition, general and administrative expense includes recurring other operating items such as gains and losses from sales and disposals of assets other than securities, licensing of intellectual property, amortization of goodwill and currency exchange gains/losses.

INCOME TAXES

Income tax expense is based on reported income before income taxes. Deferred income taxes reflect the effect of temporary differences between assets and liabilities that are recognized for financial reporting purposes and the amounts that are recognized for income tax purposes. These deferred taxes are measured by applying currently enacted tax laws. Valuation allowances are recognized to reduce the deferred tax assets to the amount that is more likely than not to be realized. In assessing the likelihood of realization, management considers estimates of future taxable income.


                                    PAGE NO.
                                   SIXTY-NINE

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS INTERNATIONAL
                         BUSINESS MACHINES CORPORATION
                            AND SUBSIDIARY COMPANIES

TRANSLATION OF NON-U.S. CURRENCY AMOUNTS

Assets and liabilities of non-U.S. subsidiaries that operate in a local currency environment are translated to U.S. dollars at year-end exchange rates. Income and expense items are translated at weighted-average rates of exchange prevailing during the year. Translation adjustments are recorded in Accumulated gains and losses not affecting retained earnings within stockholders' equity.

      Inventories, plant, rental machines and other property, and other non-monetary assets and liabilities of non-U.S. subsidiaries and branches that operate in U.S. dollars, or whose economic environment is highly inflationary, are translated at approximate exchange rates prevailing when the company acquired the assets or liabilities. All other assets and liabilities are translated at year-end exchange rates. Cost of sales and depreciation are translated at historical exchange rates. All other income and expense items are translated at the weighted-average rates of exchange prevailing during the year. Gains and losses that result from translation are included in net income.

DERIVATIVE/FINANCIAL INSTRUMENTS

In the normal course of business, the company uses a variety of derivative financial instruments to manage currency exchange rate and interest rate risk. To qualify for hedge accounting, the company requires that the instruments are effective in reducing the risk exposure that they are designed to hedge. For instruments that are associated with the hedge of an anticipated transaction, hedge effectiveness criteria also require that it be probable that the underlying transaction will occur. Instruments that meet these hedging criteria are formally designated as hedges at the inception of the contract. When the terms of an underlying transaction are modified, or when the underlying hedged item ceases to exist, all changes in the fair value of the instrument are marked-to-market with changes in value included in net income each period until the instrument matures. Those risk management instruments that do not meet the hedging criteria are marked-to-market each period. Refer to note K, "Financial Instruments," on pages 76 and 77 for descriptions of the major risk management programs and classes of financial instruments used by the company, including the specific methods used to account for them.

      In determining fair value of its financial instruments, the company uses a variety of methods and assumptions that are based on market conditions and risks existing at each balance sheet date. For the majority of financial instruments including most derivatives, long-term investments and long-term debt, standard market conventions and techniques such as discounted cash flow analysis, option pricing models, replacement cost and termination cost are used to determine fair value. Dealer quotes are used for the remaining financial instruments. All methods of assessing fair value result in a general approximation of value, and such value may never actually be realized.

CASH EQUIVALENTS

All highly liquid investments with a maturity of three months or less at date of purchase are carried at fair value and considered to be cash equivalents.

MARKETABLE SECURITIES

Marketable securities included in current assets represent securities with a maturity of less than one year. The company also has marketable securities, including non-equity method alliance investments, with a maturity of more than one year. These non-current investments are included in Investments and sundry assets. The company's marketable securities, including certain non-equity method alliance investments, are considered available for sale and are reported at fair value with changes in unrealized gains and losses, net of applicable taxes, recorded in Accumulated gains and losses not affecting retained earnings within stockholders' equity. Realized gains and losses are calculated based on the specific identification method. Other than temporary declines in market value from original cost are charged to net income in the period the loss occurs. All other investment securities not described above or in the Principles of Consolidation on page 69, primarily non-publicly traded securities, are accounted for using the cost method.

INVENTORIES

Raw materials, work in process and finished goods are stated at the lower of average cost or net realizable value.

CUSTOMER LOAN RECEIVABLES

Global Financing is one of many sources of funding from which customers can choose. Customer loan receivables, net of allowances, comprise almost entirely loans made by the company's Global Financing segment, primarily to finance the purchase of the company's software and services. Separate contractual relationships on these financing agreements are generally for terms ranging from one to three years requiring straight-line payments over the term. Therefore, these agreements do not represent extended payment terms. Each financing contract is priced independently at competitive market rates. An allowance for loan losses is established based upon management's historical collection experience, adverse situations that may affect the customer's ability to repay, estimated value of any underlying collateral and prevailing economic conditions.


                                    PAGE NO.
                                 SEVENTY NOTES

                      TO CONSOLIDATED FINANCIAL STATEMENTS
                   INTERNATIONAL BUSINESS MACHINES CORPORATION
                            AND SUBSIDIARY COMPANIES

DEPRECIATION

Plant, rental machines and other property are carried at cost and depreciated over their estimated useful lives using the straight-line method.

      The estimated useful lives of depreciable properties generally are as follows: buildings, 50 years; building equipment, 20 years; land improvements, 20 years; plant, laboratory and office equipment, 2 to 15 years; and computer equipment, 1.5 to 5 years.

SOFTWARE COSTS

Costs that are related to the conceptual formulation and design of licensed programs are expensed as research and development. Also, for licensed programs, the company capitalizes costs that are incurred to produce the finished product after technological feasibility is established. The annual amortization of the capitalized amounts is the greater of the amount computed based on the estimated revenue distribution over the products' revenue-producing lives, or the straight-line method, and is applied over periods ranging up to three years. The company performs periodic reviews to ensure that unamortized program costs remain recoverable from future revenue. The company charges costs to support or service licensed programs against net income as the costs are incurred.

      The company capitalizes certain costs that are incurred to purchase or to create and implement internal use computer software, which include software coding, installation, testing and data conversion. Capitalized costs are amortized on a straight-line basis over two years.

      The company capitalizes costs incurred during certain phases of internal Web site development. Capitalized costs are amortized on a straight-line basis over two years.

RETIREMENT PLANS AND NONPENSION POSTRETIREMENT BENEFITS

Current service costs of retirement plans and postretirement health care and life insurance benefits are accrued in the period. Prior service costs that result from amendments to the plans are amortized over the average remaining service period of the employees expected to receive benefits. Unrecognized net gains and losses that exceed 10 percent of the greater of the projected benefit obligation or the market-related value of plan assets are amortized over the average remaining service life of employees expected to receive benefits. Experience gains and losses, as well as the effects of changes in actuarial assumptions and plan provisions, are amortized over the average future service period of employees. See note V, "Retirement Plans," on pages 85 through 88 and note W, "Nonpension Postretirement Benefits," on pages 88 and 89 for further discussion.

GOODWILL

Goodwill is amortized to expense on a straight-line basis over the periods estimated to benefit, generally not to exceed five years. The company performs reviews to evaluate the recoverability of goodwill and takes into account events or circumstances that warrant revised estimates of useful lives or that indicate that an impairment exists.

Common Stock

Common stock refers to the $.20 par value capital stock as designated in the company's Certificate of Incorporation. Treasury stock is accounted for using the cost method. When treasury stock is reissued, the value is computed and recorded using a weighted-average basis.

EARNINGS PER SHARE OF COMMON STOCK

Earnings per share of common stock--basic is computed by dividing Net income applicable to common stockholders by the weighted-average number of common shares outstanding for the period. Earnings per share of common stock-- assuming dilution reflects the maximum potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock and would then share in the net income of the company. See note S, "Earnings Per Share of Common Stock," on page 83 for further discussion.

B  ACCOUNTING CHANGES

STANDARDS IMPLEMENTED

The company implemented new accounting standards in 2000, 1999 and 1998. These standards do not have a material effect on the financial position or results of operations of the company.

      In 2000, the Financial Accounting Standards Board (FASB) issued Interpretation (FIN) No. 44, "Accounting for Certain Transactions Involving Stock Compensation, an interpretation of Accounting Principles Board Opinion No. 25." The requirements of FIN No. 44 are either not applicable to the company or are already consistent with the company's existing accounting policies.

      Effective July 1, 2000, the company adopted Emerging Issues Task Force
(EITF) Issue No. 00-2, "Accounting for Web Site Development Costs." See note A, "Significant Accounting Policies" on pages 69 through 71 for a description of the company's policies for Web site development costs.

      Pursuant to the Securities and Exchange Commission's Staff Accounting Bulletin (SAB) No. 101, "Revenue Recognition in Financial Statements," the company has reviewed its accounting policies for the recognition of revenue. SAB No. 101 was required to be implemented in


                                    PAGE NO.
                                  SEVENTY-ONE

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                   INTERNATIONAL BUSINESS MACHINES CORPORATION
                            AND SUBSIDIARY COMPANIES

fourth quarter 2000. SAB No. 101 provides guidance on applying generally accepted accounting principles to revenue recognition in financial statements. The company's policies for revenue recognition are consistent with the views expressed within SAB No. 101. See note A, "Significant Accounting Policies," on pages 69 through 71 for a description of the company's policies for revenue recognition.

      Effective January 1, 1999, the company adopted American Institute of Certified Public Accountants (AICPA) Statement of Position (SOP) No. 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use." The SOP requires a company to capitalize certain costs that are incurred to purchase or to create and implement internal use computer software. See note A, "Significant Accounting Policies" on pages 69 through 71 for a description of the company's policies for internal use software.

      Effective December 31, 1998, the company adopted Statement of Financial Accounting Standards (SFAS) No. 131, "Disclosures about Segments of an Enterprise and Related Information," which establishes standards for reporting operating segments and disclosures about products and services, geographic areas and major customers. See note X, "Segment Information," on pages 89 through 93 for the company's segment information.

      Effective December 31, 1998, the company adopted SFAS No. 132, "Employers' Disclosures about Pensions and Other Postretirement Benefits," which establishes standard disclosures for defined benefit pension and postretirement benefit plans. See note V, "Retirement Plans," on pages 85 through 88 and note W, "Nonpension Postretirement Benefits," on pages 88 and 89 for the disclosures.

      Effective January 1, 1998, the company adopted SFAS No. 130, "Reporting Comprehensive Income," which establishes standards for reporting and displaying in a full set of general-purpose financial statements the gains and losses not affecting retained earnings. The disclosures required by SFAS No. 130 are presented in the Accumulated gains and losses not affecting retained earnings section in the Consolidated Statement of Stockholders' Equity on pages 66 and 67 and in note M, "Stockholders' Equity Activity," on page 79.

      Effective January 1, 1998, the company adopted the AICPA SOP No. 97-2, "Software Revenue Recognition." This SOP provides guidance on revenue recognition for software transactions. See note A, "Significant Accounting Policies" on pages 69 through 71 for a description of the company's policy for software revenue recognition.

NEW STANDARDS TO BE IMPLEMENTED

Effective January 1, 2001, the company adopted SFAS No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities--a replacement of SFAS No. 125." This statement provides accounting and reporting standards for transfers and servicing of financial assets and extinguishments of liabilities and revises the accounting standards for securitizations and transfers of financial assets and collateral. Management does not expect the adoption to have a material effect on the company's results of operations and financial position. This standard also requires new disclosures in 2000. Such requirements were not applicable to the company.

      On January 1, 2001, the company adopted SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended by SFAS No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities." SFAS No. 133, as amended, establishes accounting and reporting standards for derivative instruments. Specifically, SFAS No. 133 requires an entity to recognize all derivatives as either assets or liabilities in the statement of financial position and to measure those instruments at fair value. Additionally, the fair value adjustments will affect either stockholders' equity or net income depending on whether the derivative instrument qualifies as a hedge for accounting purposes and, if so, the nature of the hedging activity. As of January 1, 2001, the adoption of the new standard results in a net-of-tax increase of $219 million to Accumulated gains and losses not affecting retained earnings in the Consolidated Statement of Stockholders' Equity and a charge of $6 million to Cumulative effect of adopting accounting principle, net of tax in the Consolidated Statement of Earnings.

C  COMMON STOCK SPLIT

On April 27, 1999, the stockholders of the company approved amendments to the Certificate of Incorporation to increase the number of authorized shares of common stock from 1,875.0 million to 4,687.5 million, which was required to effect a two-for-one stock split approved by the company's Board of Directors on January 26, 1999. In addition, the amendment reduced the par value of the common shares from $.50 to $.20 per share. Common stockholders of record at the close of business on May 10, 1999, received one additional share for each share held. All share and per share data prior to the second quarter of 1999 presented in the consolidated financial statements and notes thereto reflect the two-for-one stock split.

D  ACQUISITIONS/DIVESTITURES

ACQUISITIONS

2000

In 2000, the company completed nine acquisitions at a cost of approximately $511 million.

      The largest acquisition was LGS Group Inc. (LGS). The company acquired all the outstanding stock of LGS in April for $190 million. LGS offers services ranging from application development to information technology consulting.


                                    PAGE NO.
                                  SEVENTY-TWO

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                  INTERNATIONAL BUSINESS MACHINES CORPORATION
                            AND SUBSIDIARY COMPANIES


      The following table presents the allocation of the purchase price of the 2000 acquisitions.

(DOLLARS IN MILLIONS)                                         LGS         OTHER
================================================================================
Purchase price                                              $ 190         $ 321

Tangible net assets                                            31            68
Identifiable intangible assets                                 --            36
Goodwill                                                      159           220
In-process research
  and development                                              --             9
Deferred tax liabilities
  related to identifiable
  intangible assets                                            --           (12)

1999

In 1999, the company completed 17 acquisitions at a cost of approximately $1,551 million. Three of the major acquisitions for the year are detailed in the following discussion.

      On September 24, 1999, the company acquired all of the outstanding capital stock of Sequent Computer Systems, Inc., an acknowledged leader in systems based on NUMA (non-uniform memory access) architecture, for approximately $837 million.

      On September 29, 1999, the company acquired all of the outstanding stock of Mylex Corporation, a leading developer of technology for moving, storing, protecting and managing data in desktop and networked environments, for approximately $259 million.

      On September 27, 1999, the company acquired all the outstanding stock of DASCOM, Inc., an industry leader in Web-based and enterprise-security technology, for approximately $115 million.

      The following table presents the allocation of the purchase price of the 1999 acquisitions.

(DOLLARS IN MILLIONS)                   SEQUENT      MYLEX     DASCOM      OTHER
================================================================================
Purchase price                           $ 837*      $ 259      $ 115      $ 340

Tangible net assets/
  (liabilities)                            382          67        (17)        45
Identifiable intangible
  assets                                   187          35         13         --
Current technology                          87          26         19          9
Goodwill                                   192*        145         92        286
In-process research
  and development                           85           7         19         --
Deferred tax liabilities
  related to identifiable
  intangible assets                        (96)        (21)       (11)        --

* In 2000, the total purchase price and goodwill numbers were adjusted primarily for increased stock options being exercised versus being converted to IBM options and at a higher gain per option than originally assumed.

1998

In 1998, the company completed nine acquisitions at a cost of approximately $828 million. In January 1998, the company acquired all of the outstanding stock of Software Artistry, Inc., a leading provider of both consolidated service desk and customer relationship management solutions for distributed enterprise environments for approximately $203 million. In 2000, the company sold most of Software Artistry, representing the part of the business that is no longer considered strategic. In March 1998, the company acquired all of the outstanding stock of CommQuest Technologies, Inc., a company that designs and markets advanced semiconductors for wireless communications applications such as cellular phones and satellite communications for approximately $183 million.

      The following table presents the allocation of the purchase price of the 1998 acquisitions.

                                                 SOFTWARE
(DOLLARS IN MILLIONS)                            ARTISTRY     COMMQUEST    OTHER
================================================================================
Purchase price                                   $ 203        $ 183        $ 442

Tangible net assets                                 22            2          188
Identifiable intangible assets                      24           79           --
Current technology                                  46           12           --
Goodwill                                            66           81          254
In-process research
  and development                                   70           41           --
Deferred tax liabilities
  related to identifiable
  intangible assets                                (25)         (32)          --

All of these acquisitions were accounted for as purchase transactions, and accordingly, the assets and liabilities of the acquired entities were recorded at their estimated fair value at the date of acquisition. The effects of these acquisitions on the company's consolidated financial statements were not material. Hence, the company has not provided pro forma financial information as if the companies had combined at the beginning of the current period or the immediately preceding period.

      The tangible net assets comprise primarily cash, accounts receivable, land, buildings and leasehold improvements. The identifiable intangible assets comprise primarily patents, trademarks, customer lists, assembled workforce, employee agreements and leasehold interests. The identifiable intangible assets and goodwill will be amortized on a straight-line basis, generally not to exceed five years.

      In connection with these acquisitions, the company recorded pre-tax charges of $9 million, $111 million and $111 million for acquired in-process research and development (IPR&D) for 2000, 1999 and 1998, respectively. At the date of the acquisitions, the IPR&D projects had not yet reached technological feasibility and had no alternative future uses. The value of the IPR&D reflects the relative value and contribution of the acquired research and development to the company's existing research or product lines.


                                    PAGE NO.
                                 SEVENTY-THREE

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                  INTERNATIONAL BUSINESS MACHINES CORPORATION
                            AND SUBSIDIARY COMPANIES

DIVESTITURES

During 1999, the company completed the sale of its Global Network business to AT&T for $4,991 million. More than 5,300 IBM employees joined AT&T as a result of these sales of operations in 71 countries.

      During 1999, the company recognized a pre-tax gain of $4,057 million ($2,495 million after tax, or $1.33 per diluted common share). The net gain reflects dispositions of plant, rental machines and other property of $410 million, other assets of $182 million and contractual obligations of $342 million. The gain was recorded as a reduction of Selling, general and administrative expense in the Consolidated Statement of Earnings.

E  INVENTORIES

(DOLLARS IN MILLIONS)
AT DECEMBER 31:                                              2000           1999
================================================================================
Finished goods                                             $1,446         $1,162
Work in process and raw materials                           3,319          3,706
--------------------------------------------------------------------------------
Total                                                      $4,765         $4,868
================================================================================

F  FINANCING RECEIVABLES

The following table includes receivables resulting from leasing activities and installment loans to customers, as well as commercial financing activities primarily to dealers, arising from the Global Financing business. See note X, "Segment Information," on pages 89 through 93 for information on the total assets of the Global Financing segment, which also includes cash, rental machine fixed assets, intercompany amounts and other.

(DOLLARS IN MILLIONS)
AT DECEMBER 31:                                               2000          1999
================================================================================
Short term:
Commercial financing receivables                           $ 6,851       $ 6,062
Customer loan receivables                                    4,065         3,764
Installment payment receivables                              1,221         1,110
Net investment in sales-type leases                          6,568         6,220
--------------------------------------------------------------------------------
Total short-term financing
  receivables                                              $18,705       $17,156
================================================================================

Long term:
Commercial financing receivables                           $   779       $    30
Customer loan receivables                                    4,359         4,219
Installment payment receivables                                574           848
Net investment in sales-type leases                          7,596         7,981
--------------------------------------------------------------------------------
Total long-term financing receivables                      $13,308       $13,078
================================================================================

Net investment in sales-type leases is for leases that relate principally to IBM equipment and is generally for terms ranging from two to five years. Net investment in sales-type leases includes unguaranteed residual values of approximately $751 million and $737 million at December 31, 2000 and 1999, respectively, and is reflected net of unearned income at those dates of approximately $1,500 million and $1,600 million, respectively. Scheduled maturities of minimum lease payments outstanding at December 31, 2000, expressed as a percentage of the total, are approximately as follows: 2001, 50 percent; 2002, 30 percent; 2003, 14 percent; 2004, 4 percent; and 2005 and beyond, 2 percent.

G  PLANT, RENTAL MACHINES AND OTHER PROPERTY

(DOLLARS IN MILLIONS)
AT DECEMBER 31:                                              2000           1999
================================================================================
Land and land improvements                                $   896        $ 1,026
Buildings and building improvements                         9,904         10,395
Plant, laboratory and
  office equipment                                         22,354         22,503
--------------------------------------------------------------------------------
                                                           33,154         33,924
Less: Accumulated depreciation                             18,857         19,268
--------------------------------------------------------------------------------
                                                           14,297         14,656
Rental machines                                             5,301          5,692
Less: Accumulated depreciation                              2,884          2,758
--------------------------------------------------------------------------------
                                                            2,417          2,934
--------------------------------------------------------------------------------
Total                                                     $16,714        $17,590
================================================================================

H  INVESTMENTS AND SUNDRY ASSETS

(DOLLARS IN MILLIONS)
AT DECEMBER 31:                                              2000           1999
================================================================================
Deferred taxes                                            $ 2,968        $ 2,654
Prepaid pension assets                                      6,806          5,636
Alliance investments:
  Equity method                                               629            595
  Other                                                       909          1,439
Goodwill (less accum. amortization)                           848          1,045
Marketable securities--non-current                            171            113
Software                                                      782            663
Other assets                                                1,334          1,527
--------------------------------------------------------------------------------
Total                                                     $14,447        $13,672
================================================================================

I  SALE AND SECURITIZATION OF RECEIVABLES

The company manages assets of $136 million and $273 million from the securitization of loans, leases and trade receivables, at year-end 2000 and 1999, respectively. The company did not sell any receivables in 2000, and therefore had no cash proceeds for the year. Cash proceeds from the sale and securitization of these receivables and assets were $1,311 million in 1999. No significant gain or loss resulted from these transactions. The company expects recourse amounts associated with the aforementioned sale and securitization activities to be minimal and has adequate reserves to cover potential losses.


                                    PAGE NO.
                                  SEVENTY-FOUR

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                   INTERNATIONAL BUSINESS MACHINES CORPORATION
                            AND SUBSIDIARY COMPANIES

J  BORROWINGS

SHORT-TERM DEBT

(DOLLARS IN MILLIONS)
AT DECEMBER 31:                                              2000           1999
================================================================================
Commercial paper                                          $ 3,521        $ 5,074
Short-term loans                                            3,975          3,351
Long-term debt: Current maturities                          2,709          5,805
--------------------------------------------------------------------------------
Total                                                     $10,205        $14,230
================================================================================

The weighted-average interest rates for commercial paper at December 31, 2000 and 1999, were 6.7 percent and 5.9 percent, respectively. The weighted-average interest rates for short-term loans at December 31, 2000 and 1999, were 2.9 percent and 4.0 percent, respectively.

LONG-TERM DEBT

(DOLLARS IN MILLIONS)
AT DECEMBER 31:                           MATURITIES          2000         1999*
================================================================================
U.S. Dollars:
Debentures:
6.22%                                           2027       $   500      $   500
6.5%                                            2028           700          700
7.0%                                            2025           600          600
7.0%                                            2045           150          150
7.125%                                          2096           850          850
7.5%                                            2013           550          550
8.375%                                          2019           750          750
Notes: 6.3% average                        2001-2014         2,933        4,191
Medium-term note
  program: 5.8% average                    2001-2014         4,305        6,230
Other: 6.8% average                        2001-2012         1,092        1,618
--------------------------------------------------------------------------------
                                                            12,430       16,139
Other currencies
  (average interest
  rate at December 31, 2000,
  in parentheses):
Euros (5.3%)                               2002-2005         3,042           --
Japanese yen (1.4%)                        2001-2014         4,845        3,141
Canadian dollars (5.7%)                    2002-2005           302          316
Swiss francs (3.5%)                        2001-2003           231           78
Other (8.1%)                               2001-2014           275          295
--------------------------------------------------------------------------------
                                                            21,125       19,969
Less: Net unamortized
      discount                                                  45           40
--------------------------------------------------------------------------------
                                                            21,080       19,929
Less: Current maturities                                     2,709        5,805
--------------------------------------------------------------------------------
Total                                                      $18,371      $14,124
================================================================================

*     Reclassified to conform with 2000 presentation.

Annual maturities in millions of dollars on long-term debt outstanding at December 31, 2000, are as follows: 2001, $2,709; 2002, $5,405; 2003, $3,364; 2004, $763; 2005, $1,873; 2006 and beyond, $7,011.

INTEREST ON DEBT

Interest paid and accrued on borrowings of the company and its subsidiaries was $1,449 million in 2000, $1,475 million in 1999 and $1,585 million in 1998. Of these amounts, the company capitalized $20 million in 2000, $23 million in 1999 and $28 million in 1998. Of the remainder, the company charged $717 million in 2000, $727 million in 1999 and $713 million in 1998 to Interest expense on the Consolidated Statement of Earnings and charged $712 million in 2000, $725 million in 1999 and $844 million in 1998 to Cost of Global Financing in the Consolidated Statement of Earnings. Refer to the table and related discussion on page 92 in note X, "Segment Information," for the total interest expense of the Global Financing segment.

      The decrease in total interest in 2000 versus 1999 was due primarily to lower average interest rates and a decline in average debt outstanding during 2000. The decrease in total interest in 1999 versus 1998 was due primarily to lower average interest rates, partially offset by an increase in average debt outstanding during 1999. The average effective interest rate for total debt was
5.0 percent, 5.1 percent and 5.7 percent in 2000, 1999 and 1998, respectively. These rates include the results of currency and interest rate swaps applied to the debt previously described.

LINES OF CREDIT

The company maintains a $10.0 billion global credit facility. The company's other committed and uncommitted lines of credit were $4.7 billion and $5.5 billion at December 31, 2000 and 1999, respectively. Interest rates and other terms of borrowing under these lines of credit vary from country to country depending on local market conditions at the time of the borrowing.

(DOLLARS IN BILLIONS)
AT DECEMBER 31:                                             2000            1999
================================================================================
Unused lines
  From the global credit facility                        $   9.1         $   8.6
  From other committed and
   uncommitted lines                                         4.1             4.5
--------------------------------------------------------------------------------
Total unused lines of credit                             $  13.2         $  13.1
================================================================================


                                    PAGE NO.
                                  SEVENTY-FIVE

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                   INTERNATIONAL BUSINESS MACHINES CORPORATION
                            AND SUBSIDIARY COMPANIES

K  FINANCIAL INSTRUMENTS

The company maintains on- and off-balance sheet portfolios of financial instruments.

FINANCIAL INSTRUMENTS ON-BALANCE SHEET
(EXCLUDING DERIVATIVES)

Cash and cash equivalents, marketable securities, notes and other accounts receivable and other investments are financial assets with carrying values that approximate fair value. Accounts payable, other accrued expenses and liabilities, and short-term and long-term debt are financial liabilities with carrying values that approximate fair value.

      The following table summarizes the company's marketable securities, all of which are considered available for sale, and alliance investments.

MARKETABLE SECURITIES*

(DOLLARS IN MILLIONS)                                            FAIR VALUE
                                                            --------------------
AT DECEMBER 31:                                               2000          1999
================================================================================
Current marketable securities:
U.S. government securities                                  $   --        $   15
Time deposits and other obligations                            153           746
Non-U.S. government securities and
  other fixed-term obligations                                   6            27
--------------------------------------------------------------------------------
Total                                                       $  159        $  788
================================================================================

Marketable securities--non-current:**
Time deposits and other obligations                         $  163        $  105
Non-U.S. government securities and
  other fixed-term obligations                                   8             8
--------------------------------------------------------------------------------
Total                                                       $  171        $  113
================================================================================

Non-equity method alliance
  investments**                                             $  909        $1,439
================================================================================

* Gross unrealized gains (before taxes) on marketable securities and alliance investments were $47 million and $1,310 million at December 31, 2000 and 1999, respectively. Gross unrealized losses (before taxes) on marketable securities and alliance investments were $175 million and $7 million at December 31, 2000 and 1999, respectively. See note M, "Stockholders' Equity Activity," on page 79 for accumulated and net change in unrealized gains and losses on marketable securities.

** Included within Investments and sundry assets on the Consolidated Statement of Financial Position. (See note H, "Investments and Sundry Assets," on page 74.)

FINANCIAL INSTRUMENTS OFF-BALANCE SHEET
(EXCLUDING DERIVATIVES)

The company has guaranteed certain loans and financial commitments of its affiliates. The approximate amount of these financial guarantees was $0.4 billion and $1.2 billion at December 31, 2000 and 1999, respectively.

      The company extended lines of credit, of which the unused amounts were $4.2 billion and $4.5 billion at December 31, 2000 and 1999, respectively. A portion of these amounts was available to the company's dealers to support their working capital needs.

      The company enters into contracts that effectively provide the company with committed future borrowings in select foreign currencies. The aggregate amount of these contracts was $9.0 billion and $6.4 billion at December 31, 2000 and 1999, respectively. The terms of these contracts generally are less than eighteen months. Foreign exchange gains and losses associated with these contracts are recorded in net income as they are realized. These amounts have not been and are not expected to be material to the company's financial results.

DERIVATIVES AND HEDGING

The company operates in approximately 40 functional currencies and is a significant lender and a borrower in the global financial markets. In the normal course of business, the company is exposed to the impact of interest rate changes and foreign currency fluctuations. The company limits these risks by following established risk management policies and procedures including the use of derivatives and, where cost-effective, financing with debt in the currencies in which assets are denominated. For interest rate exposures, derivatives are primarily used to align rate movements between interest rates associated with the company's lease and other financial assets and interest rates associated with its financing debt and to manage the related cost of debt. For currency exposures, derivatives are used to limit the effects of foreign exchange rate fluctuations on financial results.

      The company does not use derivatives for trading or speculative purposes, nor is it a party to leveraged derivatives. Further, the company has a policy of only entering into contracts with carefully selected major financial institutions based upon their credit ratings and other factors and maintains strict dollar and term limits that correspond to the institution's credit rating. The company's current credit exposure under these agreements is limited to the fair value of instruments with a positive fair value at the reporting date. When viewed in conjunction with the underlying and offsetting exposure that the derivatives are designed to hedge, the company has not sustained a material loss from these instruments nor does it anticipate any material adverse effect on its net income or financial position in the future from the use of derivatives.

      In its hedging programs, the company employs the use of options, forwards, interest rate and currency swaps, caps, floors or a combination thereof depending upon the underlying exposure.


                                    PAGE NO.
                                  SEVENTY-SIX

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                   INTERNATIONAL BUSINESS MACHINES CORPORATION
                            AND SUBSIDIARY COMPANIES

A description of the major hedging programs follows:

DEBT RISK MANAGEMENT

The company issues debt in the global capital markets, principally to fund its Global Financing lease and loan portfolio. Access to cost-effective financing can result in interest rate and/or currency mismatches with the underlying assets. To manage these mismatches and to reduce overall interest cost, the company uses interest-rate and currency instruments, principally swaps, to convert a portion of its fixed-rate debt into variable-rate debt and to convert a portion of its variable-rate debt to fixed-rate debt. Interest rate and currency rate differentials that arise under these swap contracts are recognized in interest expense over the life of the contracts. The resulting cost of funds is usually lower than that which would have been available if debt with matching characteristics was issued directly. The weighted-average remaining maturity of these swaps is approximately six years.

ANTICIPATED ROYALTIES AND INTERCOMPANY TRANSACTIONS

The company's operations generate significant non-functional currency intercompany payments for royalties and goods and services among the company's non-U.S. subsidiaries and with the parent company. In anticipation of these foreign currency cash flows and in view of the volatility of the currency markets, the company selectively employs foreign currency contracts to manage its currency risk. The terms of these instruments are generally less than eighteen months, commensurate with the underlying hedged anticipated cash flows. The effects of these instruments are reported in net income when the underlying transaction occurs.

      For purchased options that hedge qualifying anticipated transactions, gains and losses are deferred and recognized in net income in the same period that the underlying transaction occurs, expires or otherwise is terminated. At December 31, 2000 and 1999, there were no material deferred gains or losses. The premiums associated with entering into these option contracts generally are amortized over the life of the options and are not material to the company's results. Unamortized premiums are recorded in prepaid assets. Gains and losses on purchased options that are intended to hedge anticipated transactions and do not qualify for hedge accounting are recorded in net income as they occur and are not material to the company's results. Similarly, gains and losses on written options are recorded in net income as they occur and are not material to the company's results.

SUBSIDIARY CASH AND FOREIGN CURRENCY ASSET/LIABILITY MANAGEMENT

The company uses its Global Treasury Centers to manage the cash of its subsidiaries. These centers principally use currency swaps to convert cash flows in a cost-effective manner, predominantly for the company's European subsidiaries. In addition, the company uses foreign exchange forward contracts to hedge, on a net basis, the foreign currency exposure of a portion of the company's non-functional currency assets and liabilities. The terms of these forward and swap contracts are generally less than one year. The interest rate differentials of these instruments are generally recognized in interest expense over the life of the contracts.

LONG TERM INVESTMENTS IN FOREIGN SUBSIDIARIES ("NET INVESTMENT")

A significant portion of the company's foreign denominated debt portfolio is designated as a hedge to reduce the volatility in stockholders' equity caused by changes in foreign exchange rates in the functional currency of major foreign subsidiaries with respect to the U.S. dollar. The company also uses currency swaps and other foreign currency contracts for this risk management purpose. The currency effects of these hedges are reflected in the Accumulated gains and losses not affecting retained earnings section of stockholders' equity thereby offsetting a portion of the translation of the net foreign assets.

      The following table summarizes the notional value, carrying value and fair value of the company's derivative financial instruments, principally interest rate and currency contracts, both on- and off-balance sheet. The notional value at December 31 provides an indication of the extent of the company's involvement in these instruments at that time, but does not represent exposure to credit, interest rate or foreign exchange rate market risks.

                                           AT DECEMBER 31, 2000         AT DECEMBER 31, 1999
                                       ----------------------------  ---------------------------
                                       NOTIONAL   CARRYING    FAIR   NOTIONAL  CARRYING   FAIR
(DOLLARS IN MILLIONS)                     VALUE      VALUE   VALUE*     VALUE     VALUE   VALUE*
================================================================================================
Derivative financial instruments        $18,873      $(21)    $178    $31,535    $(198)  $(437)

      AMOUNTS IN PARENTHESES ARE LIABILITIES.

* THE ESTIMATED FAIR VALUE OF DERIVATIVES BOTH ON- AND OFF-BALANCE SHEET AT DECEMBER 31, 2000 AND 1999, COMPRISES ASSETS OF $393 MILLION AND $616 MILLION, RESPECTIVELY, AND LIABILITIES OF $215 MILLION AND $1,053 MILLION, RESPECTIVELY.


                                    PAGE NO.
                                 SEVENTY-SEVEN

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                  INTERNATIONAL BUSINESS MACHINES CORPORATION
                            AND SUBSIDIARY COMPANIES

L  OTHER LIABILITIES

(DOLLARS IN MILLIONS)
AT DECEMBER 31:                                             2000            1999
================================================================================
Nonpension postretirement
  benefits--U.S. and
  non-U.S. employees                                     $ 7,128         $ 7,420
Deferred income taxes                                      1,623           1,354
Deferred income                                            1,266           1,081
Restructuring actions                                        854           1,162
Executive compensation accruals                              769             746
Post-employment/
  pre-retirement liability                                   585             710
Environmental accruals                                       226             228
Other                                                        497             581
--------------------------------------------------------------------------------
Total                                                    $12,948         $13,282
================================================================================

Post-employment/pre-retirement liabilities represent workforce accruals for contractually obligated payments to employees terminated in the ongoing course of business other than those accruals presented separately above.

      The company executed restructuring actions through 1993 and special actions in 1999. The non-current liabilities relating to these actions are included in restructuring actions in the table above. See note Q, "1999 Actions," on pages 81 and 82 for more information regarding the 1999 actions. The reconciliation of the December 31, 1999 to 2000 balances of the current and non-current liabilities for restructuring actions are presented below. The current liabilities presented in the table are included in Other accrued expenses and liabilities on the Consolidated Statement of Financial Position.

                            DECEMBER 31,                            DECEMBER 31,
                                    1999                     OTHER          2000
(DOLLARS IN MILLIONS)            BALANCE     PAYMENTS  ADJUSTMENTS*      BALANCE
================================================================================
Current:
Workforce                         $  188       $  178       $  138        $  148
Space                                144          126           73            91
MiCRUS
  Investment                         152          152           --            --
--------------------------------------------------------------------------------
Total                             $  484       $  456       $  211        $  239
================================================================================

Non-current:
Workforce                         $  659       $   --       $ (189)       $  470
Space                                503           --         (119)          384
--------------------------------------------------------------------------------
Total                             $1,162       $   --       $ (308)       $  854
================================================================================

* PRINCIPALLY REPRESENTS RECLASSIFICATION OF NON-CURRENT TO CURRENT AND CURRENCY TRANSLATION ADJUSTMENTS.

      The workforce accruals relate to terminated employees who are no longer working for the company, but who were granted annual payments to supplement their state pensions in certain countries. These contractually required payments will continue until the former employee dies.

      The space accruals are for ongoing obligations to pay rent for vacant space that could not be sublet or space that was sublet at rates lower than the committed lease arrangement. The length of these obligations varies by lease with the longest extending through 2012.

      The company employs extensive internal environmental protection programs that primarily are preventive in nature. The cost of these ongoing programs is recorded as incurred.

      The company continues to participate in environmental assessments and cleanups at a number of locations, including operating facilities, previously owned facilities and Superfund sites. The company accrues for all known environmental liabilities when it becomes probable that the company will incur cleanup costs, and those costs can reasonably be estimated. In addition, estimated environmental costs that are associated with post-closure activities (for example, the removal and restoration of chemical storage facilities and monitoring) are accrued when the decision is made to close a facility. The total amounts accrued, including amounts classified as current on the Consolidated Statement of Financial Position, that do not reflect actual or anticipated insurance recoveries, were $248 million and $240 million at December 31, 2000 and 1999, respectively.

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


                                    PAGE NO.
                                 SEVENTY-EIGHT

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                   INTERNATIONAL BUSINESS MACHINES CORPORATION
                            AND SUBSIDIARY COMPANIES

M  STOCKHOLDERS' EQUITY ACTIVITY

STOCK REPURCHASES

From time to time, the Board of Directors authorizes the company to repurchase IBM common stock. The company repurchased 61,041,820 common shares at a cost of $6.7 billion and 71,618,800 common shares at a cost of $7.3 billion in 2000 and 1999, respectively. In 2000 and in 1999, the company did not retire the shares it repurchased. In 2000 and 1999, the company issued 2,174,594 and 906,829 treasury shares, respectively, as a result of exercises of stock options by employees of certain recently acquired businesses and by non-U.S. employees. At December 31, 2000, approximately $2.9 billion of Board authorized repurchases remained. The company plans to purchase shares on the open market from time to time, depending on market conditions.

      In 1995, the Board of Directors authorized the company to repurchase all of its outstanding Series A 7-1/2 percent callable preferred stock. The company did not repurchase any shares in 2000 or in 1999. The company plans to purchase the outstanding shares on the open market and in private transactions from time to time, depending on market conditions. There were 2,546,011 shares outstanding at December 31, 2000 and 1999.

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

      As of December 31, 2000 and 1999, the company had not committed any shares to be released. At December 31, 1998, the company began adjusting its valuation of the employee benefits trust to fair value. These adjustments affect only line items within stockholders' equity; not total stockholders' equity or net income.

ACCUMULATED GAINS AND LOSSES NOT AFFECTING
RETAINED EARNINGS*

                                                             NET           TOTAL
                                                      UNREALIZED  GAINS/(LOSSES)
                                       FOREIGN    GAINS/(LOSSES)   NOT AFFECTING
                                      CURRENCY     ON MARKETABLE        RETAINED
(DOLLARS IN MILLIONS)                    ITEMS        SECURITIES        EARNINGS
================================================================================
January 1, 1998                        $   791        $   108           $   899
Change for period                           69            (57)               12
--------------------------------------------------------------------------------
December 31, 1998                          860             51               911
Change for period                         (546)           796               250
--------------------------------------------------------------------------------
December 31, 1999                          314            847             1,161
Change for period                         (531)          (925)           (1,456)
--------------------------------------------------------------------------------
December 31, 2000                      $  (217)       $   (78)          $  (295)
================================================================================

*     NET OF TAX.

NET CHANGE IN UNREALIZED GAINS/(LOSSES) ON
MARKETABLE SECURITIES (NET OF TAX)

(DOLLARS IN MILLIONS)
FOR THE YEAR ENDED DECEMBER 31:                               2000          1999
================================================================================
Net unrealized (losses)/gains arising
  during the period                                          $(810)        $ 943
Less net gains included in net income
  for the period                                               115           147
--------------------------------------------------------------------------------
Net change in net unrealized (losses)/
  gains on marketable securities                             $(925)        $ 796
================================================================================

Unrealized losses arising in 2000 relate primarily to previous unrealized gains from original cost occurring in prior years.

N  CONTINGENCIES

The company is subject to a variety of claims and suits that arise from time to time in the ordinary course of its business, including actions with respect to contracts, intellectual property, product liability and environmental matters. The company is a defendant and/or third-party defendant in a number of cases in which claims have been filed by current and former employees, independent contractors, estate representatives, offspring and relatives of employees seeking damages for wrongful death and personal injuries allegedly caused by exposure to chemicals in various of the company's facilities from 1964 to the present. The company believes that plaintiffs' claims are legally baseless and without factual support. The company will defend itself vigorously.

      While it is not possible to predict the ultimate outcome of the matters discussed above, the company believes that any losses associated with any of such matters will not have a material effect on the company's business, financial condition or results of operations.


                                    PAGE NO.
                                  SEVENTY-NINE

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                  INTERNATIONAL BUSINESS MACHINES CORPORATION
                            AND SUBSIDIARY COMPANIES

O  TAXES

(DOLLARS IN MILLIONS)
FOR THE YEAR ENDED
DECEMBER 31:                                      2000         1999         1998
================================================================================
Income before income taxes:
U.S. operations                                $ 5,871      $ 5,892      $ 2,960
Non-U.S. operations                              5,663        5,865        6,080
--------------------------------------------------------------------------------
                                               $11,534      $11,757      $ 9,040
================================================================================

The provision for income
  taxes by geographic
  operations is as follows:
U.S. operations                                $ 1,692      $ 2,005      $   991
Non-U.S. operations                              1,749        2,040        1,721
--------------------------------------------------------------------------------
Total provision for
  income taxes                                 $ 3,441      $ 4,045      $ 2,712
================================================================================

The components of the provision for income taxes by taxing jurisdiction are as follows:

(DOLLARS IN MILLIONS)
FOR THE YEAR ENDED
DECEMBER 31:                                   2000          1999          1998
================================================================================
U.S. federal:
Current                                     $   613       $ 1,759       $ 1,117
Deferred                                        286          (427)         (475)
--------------------------------------------------------------------------------
                                                899         1,332           642
U.S. state and local:
Current                                         192           272           139
Deferred                                         47             7          (260)
--------------------------------------------------------------------------------
                                                239           279          (121)
Non-U.S.:
Current                                       2,607         2,727         2,062
Deferred                                       (304)         (293)          129
--------------------------------------------------------------------------------
                                              2,303         2,434         2,191
--------------------------------------------------------------------------------
Total provision for
  income taxes                                3,441         4,045         2,712
Provision for social security,
  real estate, personal
  property and other taxes                    2,766         2,831         2,859
--------------------------------------------------------------------------------
Total provision for taxes                   $ 6,207       $ 6,876       $ 5,571
================================================================================

The effect of tax law changes on deferred tax assets and liabilities did not have a significant effect on the company's effective tax rate.

The significant components of activities that gave rise to deferred tax assets and liabilities that are recorded on the balance sheet were as follows:

DEFERRED TAX ASSETS

(DOLLARS IN MILLIONS)
AT DECEMBER 31:                                               2000          1999
================================================================================
Employee benefits                                          $ 3,673       $ 3,737
Alternative minimum tax credits                              1,424         1,244
Bad debt, inventory and
  warranty reserves                                            953         1,093
Capitalized research and development                           848           880
Deferred income                                                837           870
General business credits                                       655           605
Infrastructure reduction charges                               617           918
Foreign tax loss carryforwards                                 489           406
Equity alliances                                               437           377
Depreciation                                                   376           326
State and local tax loss carryforwards                         246           227
Intracompany sales and services                                149           153
Other                                                        2,809         2,763
--------------------------------------------------------------------------------
Gross deferred tax assets                                   13,513        13,599
Less: Valuation allowance                                      572           647
--------------------------------------------------------------------------------
Net deferred tax assets                                    $12,941       $12,952
================================================================================

DEFERRED TAX LIABILITIES

(DOLLARS IN MILLIONS)
AT DECEMBER 31:                                               2000          1999
================================================================================
Retirement benefits                                        $ 3,447       $ 3,092
Sales-type leases                                            2,450         2,914
Depreciation                                                 1,179         1,237
Software costs deferred                                        306           250
Other                                                        1,836         2,058
--------------------------------------------------------------------------------
Gross deferred tax liabilities                             $ 9,218       $ 9,551
================================================================================

The valuation allowance at December 31, 2000, principally applies to certain state and local, and foreign tax loss carryforwards that, in the opinion of management, are more likely than not to expire before the company can use them.

      A reconciliation of the company's effective tax rate to the statutory U.S. federal tax rate is as follows:

FOR THE YEAR ENDED
DECEMBER 31:                                  2000          1999          1998
================================================================================
Statutory rate                                  35%           35%           35%
Foreign tax differential                        (6)           (2)           (6)
State and local                                  1             1             1
Valuation allowance
  related items                                 (1)           --            (1)
Other                                            1            --             1
--------------------------------------------------------------------------------
Effective rate                                  30%           34%           30%
================================================================================


                                    PAGE NO.
                                     EIGHTY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                  INTERNATIONAL BUSINESS MACHINES CORPORATION
                            AND SUBSIDIARY COMPANIES

      For tax return purposes, the company has available tax credit carryforwards of approximately $2,079 million, of which $1,424 million have an indefinite carryforward period and the remainder begin to expire in 2004. The company also has state and local, and foreign tax loss carryforwards, the tax effect of which is $735 million. Most of these carryforwards are available for more than 5 years or have an indefinite carryforward period.

      Undistributed earnings of non-U.S. subsidiaries included in consolidated retained earnings were $15,472 million at December 31, 2000, $14,900 million at December 31, 1999, and $13,165 million at December 31, 1998. These earnings, which reflect full provision for non-U.S. income taxes, are indefinitely reinvested in non-U.S. operations or will be remitted substantially free of additional tax.

P  ADVERTISING

Advertising expense, which includes media, agency and promotional expenses, was $1,746 million, $1,758 million and $1,681 million in 2000, 1999 and 1998, respectively, and is recorded in Selling, general and administrative expense.

Q  1999 ACTIONS

TECHNOLOGY GROUP ACTIONS

During 1999, the company implemented actions that were designed to better align the operations and cost structure of IBM's Technology Group with that group's strategic direction in view of the competitive environment, overcapacity in the industry and resulting pricing pressures. The actions affected the Microelectronics Division (MD), the Storage Technology Division
(STD)--previously known as the Storage Systems Division--and the Networking Hardware Division (NHD) of the company's Technology Group. The company completed these actions during the first half of 2000.

      In total, the Technology Group actions resulted in a charge of $1,690 million ($1,366 million after tax, or $.73 per diluted common share) as described below and in the table on page 82.

      The actions within MD addressed a prolonged, industry-wide downturn in memory chip prices that affected the results of the company's semiconductor business. They were intended to enable the company to (1) reconfigure the assets and capabilities of the division to allow more focus on the faster-growth, higher-margin custom logic portion of the MD business and (2) enhance its ability to more cost-effectively manage a partnership agreement that was formed to produce complementary metal oxide semiconductor (CMOS) based logic components.

      The company reduced its internal dynamic random access memory (DRAM) capacity by converting its manufacturing facility in Essonnes, France, from DRAM to custom logic. The company effected that conversion through a joint venture with Infineon Technologies, a subsidiary of Siemens AG. Also related to DRAM, the company executed contracts with various banks and other financing institutions to sell and lease back test equipment.

      The company also participated in a 50/50 joint venture (Dominion Semiconductor Company) with Toshiba Corporation to produce DRAM memory components. The company entered into an agreement whereby Toshiba assumed the company's interest in Dominion effective December 1, 2000. The company participated in the capacity output of Dominion at a significantly reduced rate in the interim period.

      The company held a majority interest in a joint venture (MiCRUS) with Cirrus Logic Inc. (the partner) to produce CMOS-based logic components for IBM and its partner based on contractual capacity agreements. The partner indicated that it would not require the output capacity that was provided for in the partnership agreement. The company determined that the most cost-effective manner in which to address the partner's desire to exit the partnership agreement was to acquire the minority interest held by that partner and to cut back production. In the second quarter of 1999, the company accrued related costs associated with the MiCRUS operations. The liability created was primarily for lease termination charges for equipment under the MiCRUS operation. Since June 1999, related activities were under way and were completed in June 2000. The liabilities accrued in the second quarter of 1999 were utilized during the second quarter of 2000. In June 2000, the company sold its MiCRUS semiconductor operations to Philips Semiconductors, an affiliate of Royal Philips Electronics.

      The company also announced aggressive steps intended to improve its competitive position in the markets that STD serves by merging server hard disk drive (HDD) product lines and realigning operations. The company integrated all server HDDs into a single low-cost design platform that uses common development and manufacturing processes. The company transferred manufacturing assembly and test operations to Hungary and Mexico and completed these actions by mid 2000.

      The actions within NHD relate to a global alliance with Cisco Systems, Inc. As a result of the announcement of the alliance, demand for the router and switch products by both existing and new customers deteriorated.


                                    PAGE NO.
                                   EIGHTY-ONE

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                  INTERNATIONAL BUSINESS MACHINES CORPORATION
                            AND SUBSIDIARY COMPANIES

The following table identifies the significant components of the pre-tax charge related to the 1999 actions and the liability as of December 31, 2000 and 1999:

                                   INVESTMENTS                                       LIABILITY                            LIABILITY
                            TOTAL    AND OTHER  LIABILITY                                AS OF                                AS OF
                          PRE-TAX        ASSET    CREATED                  OTHER  DECEMBER 31,                  OTHER  DECEMBER 31,
(DOLLARS IN MILLIONS)     CHARGES* WRITE-DOWNS    IN 1999  PAYMENTS  ADJUSTMENTS**        1999  PAYMENTS  ADJUSTMENTS**        2000
===================================================================================================================================
Technology Group
MD Actions:
DRAM
  Equipment (1)            $  662       $  662     $   --    $   --       $   --        $   --    $   --       $   --        $   --
  Employee
   terminations: (2)(8)
    Current                    30           --         30        15           18            33        44           26            15
    Non-current               137           --        137        --          (21)          116        --          (30)           86
Dominion investment (3)       171          171         --        --           --            --        --           --            --
MiCRUS investment (4)(8)      152           --        152        --           --           152       152           --            --
STD Actions:
  Equipment (5)               337          337         --        --           --            --        --           --            --
  Employee
   terminations (6)(8)         23           --         23        16           --             7         7           --            --
NHD Action:
  Inventory write-downs
    and contract
    cancellations (7)         178          178         --        --           --            --        --           --            --
-----------------------------------------------------------------------------------------------------------------------------------
Total 1999 actions         $1,690       $1,348     $  342    $   31       $   (3)       $  308    $  203       $   (4)       $  101
===================================================================================================================================

* With the exception of NHD inventory write-downs, all charges were recorded in Selling, general and administrative expense. NHD inventory write-downs were recorded in Hardware cost.

** Principally represents reclassification of non-current to current and translation adjustments.

(1) Represents (a) the difference between net book value and fair value of assets that were contributed to a joint venture, (b) the book value of assets that were removed from service as a result of the MD actions and were scrapped during the second quarter of 1999 and (c) the difference between the net book value and the appraised fair value of test equipment that is subject to sale-leaseback agreements and that is being used and appropriately expensed.

(2) Workforce reductions that affected approximately 790 employees (455 direct manufacturing and 335 indirect manufacturing) in France. The workforce reductions were completed by the end of the first quarter of 2000.

(3) Write-off of investment in joint venture at the signing of the agreement with Toshiba Corporation.

(4) Acquisition of minority interest in MiCRUS and charges for equipment leasehold cancellation liabilities and lease rental payments for idle equipment. The MiCRUS semiconductor operation was sold to Philips Semiconductors during June 2000.

(5) Represents (a) the book value of assets that were removed from service as a result of the STD actions and were scrapped during the second and third quarters of 1999, (b) write-downs to fair value of equipment under contract for sale and delivery by December 1, 1999 ($29 million), and March 31, 2000 ($5 million), and (c) the difference between the net book value and the appraised fair value of equipment that is subject to sale-leaseback agreements and that is being used and appropriately expensed.

(6) Workforce reductions that affected approximately 900 employees (780 direct manufacturing and 120 indirect manufacturing) in the United States. The workforce reductions were completed by the end of the first quarter of 2000.

(7) Write-down to net realizable value of inventory of router and switch products ($144 million) and contract cancellation fees ($34 million) related to deterioration in demand for router and switch products.

(8) The 1999 year-end and 2000 amounts are also disclosed in note L, "Other Liabilities," on page 78.

CHANGE IN ESTIMATE

As a result of a change in the estimated useful life of personal computers from five years to three years, the company recognized a charge in the second quarter of 1999 of $404 million ($241 million after tax, $.13 per diluted common share). In the second quarter of 1999, the company wrote off the net book value of personal computers that were three years old or older and, therefore, had no remaining useful life. The remaining book value of the assets will be depreciated over the remaining new useful life. The net effect on future operations is expected to be minimal as the increased depreciation due to the shorter life will be offset by the lower depreciable base attributable to the write-off of personal computers older than three years.

R  RESEARCH, DEVELOPMENT AND ENGINEERING

Research, development and engineering expense was $5,151 million in 2000, $5,273 million in 1999 and $5,046 million in 1998.

      The company had expenses of $4,345 million in 2000, $4,575 million in 1999 and $4,466 million in 1998 for basic scientific research and the application of scientific advances to the development of new and improved products and their uses. Of these amounts, software-related expenses were $1,948 million, $2,036 million and $2,086 million in 2000, 1999 and 1998, respectively. Included in the expense for 2000, 1999 and 1998 are charges for acquired in-process research and development of $9 million, $111 million and $111 million, respectively. See note D, "Acquisitions/Divestitures" on pages 72 through 74 for further information about that expense.

      Expenses for product-related engineering were $806 million, $698 million and $580 million in 2000, 1999 and 1998, respectively.


                                    PAGE NO.
                                   EIGHTY-TWO

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                   INTERNATIONAL BUSINESS MACHINES CORPORATION
                            AND SUBSIDIARY COMPANIES

S  EARNINGS PER SHARE OF COMMON STOCK

The following table sets forth the computation of basic and diluted earnings per share of common stock.

FOR THE YEAR ENDED DECEMBER 31:                                                      2000              1999               1998
==============================================================================================================================
Weighted-average number of shares on which earnings per share calculations are based:
Basic                                                                       1,763,037,049     1,808,538,346      1,869,005,570
  Add--incremental shares under stock compensation plans                       46,750,030        59,344,849         51,124,900
  Add--incremental shares associated with contingently issuable shares          2,331,343         3,190,717                 --
------------------------------------------------------------------------------------------------------------------------------
Assuming dilution                                                           1,812,118,422     1,871,073,912      1,920,130,470
==============================================================================================================================

Net income applicable to common stockholders (millions)                   $         8,073   $         7,692    $         6,308
Less--net income applicable to contingently issuable shares (millions)                 21               (11)                --
------------------------------------------------------------------------------------------------------------------------------
Net income on which diluted earnings per share is calculated (millions)   $         8,052   $         7,703    $         6,308
==============================================================================================================================
Earnings per share of common stock:
Assuming dilution                                                         $          4.44   $          4.12    $          3.29
Basic                                                                     $          4.58   $          4.25    $          3.38

Stock options to purchase 34,633,343 common shares in 2000, 27,355,056 common shares in 1999 and 4,124,730 common shares in 1998 were outstanding, but were not included in the computation of diluted earnings per share because the exercise price of the options was greater than the average market price of the common shares and, therefore, the effect would have been antidilutive. In addition, 5,131,038 restricted stock units in 1998 relating to the company's Long-Term Performance Plan were not included in the computation of diluted earnings per share as their effect would have been antidilutive. Net income applicable to common stockholders excludes preferred stock dividends of $20 million for 2000, 1999 and 1998.

T  RENTAL EXPENSE AND LEASE COMMITMENTS

Rental expense, including amounts charged to inventories and fixed assets and excluding amounts previously reserved, was $1,366 million in 2000, $1,397 million in 1999 and $1,431 million in 1998. The table below depicts gross minimum rental commitments under noncancelable leases, amounts related to vacant space associated with infrastructure reduction and restructuring actions taken through 1993 (previously reserved), and sublease income commitments. These amounts generally reflect activities related to office space and manufacturing equipment.

                                                                          BEYOND
(DOLLARS IN MILLIONS)          2001     2002     2003     2004     2005     2005
================================================================================
Gross rental commitments     $1,363   $1,210   $  962   $  650   $  491   $1,586
Vacant space                    166      119       71       39       33       83
Sublease income commitments     100       75       53       40       36       19


                                    PAGE NO.
                                  EIGHTY-THREE

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                   INTERNATIONAL BUSINESS MACHINES CORPORATION
                            AND SUBSIDIARY COMPANIES

U  STOCK-BASED COMPENSATION PLANS

The company applies Accounting Principles Board (APB) Opinion No. 25, "Accounting for Stock Issued to Employees," and related Interpretations in accounting for its stock-based compensation plans. A description of the terms of the company's stock-based compensation plans follows:

LONG-TERM PERFORMANCE PLAN

Incentive awards are provided to officers and other key employees under the terms of the IBM 1999 Long-Term Performance Plan, which was approved by stockholders in April 1999, and its predecessor plan, the IBM 1997 Long-Term Performance Plan ("the Plans"). The Plans are administered by the Executive Compensation and Management Resources Committee of the Board of Directors. The committee determines the type and terms of the awards to be granted, including vesting provisions.

      Awards may include stock options, stock appreciation rights, restricted stock, cash or stock awards, or any combination thereof. The number of shares that may be issued under the IBM 1999 Long-Term Performance Plan is 118.7 million. There were 121.9 million and 118.7 million unused shares available to be granted under the IBM 1999 Long-Term Performance Plan as of December 31, 2000 and 1999, respectively. The increase in unused shares available resulted from the rollover of remaining 1997 Plan shares to the 1999 Plan. There were no unused shares available and 33.7 million unused shares available to be granted under the IBM 1997 Long-Term Performance Plan as of December 31, 2000 and 1999, respectively.

      With the exception of stock options, these awards (which are expressed in terms of shares) are adjusted to fair value at the end of each period, and the change in value is included in net income. Awards under the Plans resulted in compensation expense of $134.0 million, $267.3 million and $322.4 million in 2000, 1999 and 1998, respectively.

STOCK OPTION GRANTS

Stock options are granted to employees at an exercise price equal to the fair market value of the company's stock at the date of grant. Generally, options vest 25 percent per year, are fully vested four years from the grant date and have a term of ten years. The following tables summarize option activity under the Plans during 2000, 1999 and 1998:

                                         2000                           1999                           1998
                             ---------------------------    ---------------------------    ---------------------------
                                 WTD. AVG.                      WTD. AVG.                      WTD. AVG.
                                 EXERCISE  NO. OF SHARES        EXERCISE  NO. OF SHARES        EXERCISE  NO. OF SHARES
                                    PRICE   UNDER OPTION           PRICE   UNDER OPTION           PRICE   UNDER OPTION
=======================================================================================================================
Balance at January 1         $         60    146,136,523    $         36    131,443,850    $         27    123,456,722
Options granted                       102     42,601,014             115     42,786,845              53     41,175,350
Options exercised                      35    (18,243,347)             28    (23,160,228)             22    (29,633,476)
Options canceled/expired               87     (9,937,187)             61     (4,933,944)             36     (3,554,746)
-----------------------------------------------------------------------------------------------------------------------
Balance at December 31       $         73    160,557,003    $         60    146,136,523    $         36    131,443,850
=======================================================================================================================
Exercisable at December 31   $         45     66,599,878    $         29     51,599,735    $         22     46,191,636
=======================================================================================================================

The shares under option at December 31, 2000, were in the following exercise price ranges:

                                                                     OPTIONS CURRENTLY
                                  OPTIONS OUTSTANDING                   EXERCISABLE
                        ---------------------------------------    --------------------
                                                      WTD. AVG.
                                     WTD. AVG.       REMAINING                 WTD. AVG.
                             NO. OF  EXERCISE      CONTRACTUAL         NO. OF  EXERCISE
EXERCISE PRICE RANGE        OPTIONS     PRICE   LIFE (IN YEARS)       OPTIONS     PRICE
=======================================================================================
$ 10--40                 50,046,086   $    28                5     42,552,911   $    27
$ 41--70                 30,932,902        52                7     13,935,446        52
$ 71--100                16,777,572        88                8      3,911,821        85
$ 101 and over           62,800,443       116                9      6,199,700       129
---------------------------------------------------------------------------------------
                        160,557,003   $    73                7     66,599,878   $    45
=======================================================================================


                                    PAGE NO.
                                  EIGHTY-FOUR

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                   INTERNATIONAL BUSINESS MACHINES CORPORATION
                            AND SUBSIDIARY COMPANIES

IBM EMPLOYEES STOCK PURCHASE PLAN

The IBM Employees Stock Purchase Plan (ESPP) enables substantially all regular employees to purchase full or fractional shares of IBM common stock through payroll deductions of up to 10 percent of eligible compensation. Effective July 1, 2000, ESPP was amended whereby the share price paid by an employee changed from 85 percent of the average market price on the last business day of each pay period, to the lesser of 85 percent of the average market price on the first business day of each offering period or 85 percent of the average market price on the last business day of each pay period. The current plan provides semi-annual offerings over the five-year period commencing July 1, 2000. ESPP participants are restricted from purchasing more than $25,000 of common stock in one calendar year or 1,000 shares in an offering period. This change is not expected to have a significant effect on the company's financial condition. The stockholders approved the current plan in 2000. Approximately 26.3 million, 57.3 million and 63.0 million reserved unissued shares were available for purchase under ESPP at December 31, 2000, 1999 and 1998, respectively. Shares for ESPP may be sourced from authorized but unissued shares, treasury shares or shares repurchased from time to time.

      Pursuant to the provisions of the ESPP, during 2000, 1999 and 1998, employees paid $621 million, $514 million and $415 million, respectively, to purchase 6.9 million, 5.7 million and 8.0 million shares, respectively, all of which were treasury shares.

PRO FORMA DISCLOSURE

In accordance with APB Opinion No. 25, the company does not recognize expense for stock options granted under the Plans or for employee stock purchases under the ESPP. SFAS No. 123, "Accounting for Stock-Based Compensation," requires a company to determine the fair market value of all awards of stock-based compensation at the grant date and to disclose pro forma net income and earnings per share as if the resulting stock-based compensation amounts were recorded in the Consolidated Statement of Earnings. The table below presents these pro forma disclosures.

                                                          2000                   1999                    1998
                                                ----------------------  ----------------------  ----------------------
(DOLLARS IN MILLIONS EXCEPT PER SHARE AMOUNTS)  AS REPORTED  PRO FORMA  AS REPORTED  PRO FORMA  AS REPORTED  PRO FORMA
======================================================================================================================
Net income applicable to
  common stockholders                             $   8,073  $   7,183    $   7,692  $   7,044    $   6,308  $   5,985
Earnings per share of common stock:
  Assuming dilution                               $    4.44  $    3.99    $    4.12  $    3.78    $    3.29  $    3.12
  Basic                                           $    4.58  $    4.07    $    4.25  $    3.89    $    3.38  $    3.20

The pro forma amounts that are disclosed in accordance with SFAS No. 123 reflect the portion of the estimated fair value of awards that was earned for the years ended December 31, 2000, 1999 and 1998.

      The fair market value of stock option grants is estimated using the Black-Scholes option-pricing model with the following assumptions:

                                               2000          1999          1998
================================================================================
Term (years)*                                   4/5           5/6           5/6
Volatility**                                   32.0%         27.3%         26.4%
Risk-free interest rate (zero
  coupon U.S. treasury note)                    5.1%          6.6%          5.1%
Dividend yield                                  0.5%          0.4%          0.8%
Weighted-average fair
  value per option                          $    36       $    46       $    18

* OPTION TERM IS 4 YEARS FOR TAX INCENTIVE OPTIONS AND 5 YEARS FOR NON-TAX INCENTIVE OPTIONS FOR THE YEAR ENDED DECEMBER 31, 2000. OPTION TERM IS 5 YEARS FOR TAX INCENTIVE OPTIONS AND 6 YEARS FOR NON-TAX INCENTIVE OPTIONS FOR THE YEARS ENDED DECEMBER 31, 1999 AND 1998.

** TO DETERMINE VOLATILITY, THE COMPANY MEASURED THE DAILY PRICE CHANGES OF THE STOCK OVER THE RESPECTIVE TERM FOR TAX INCENTIVE OPTIONS AND NON-TAX INCENTIVE OPTIONS.

V  RETIREMENT PLANS

The company and its subsidiaries have defined benefit and defined contribution retirement plans that cover substantially all regular employees, and a supplemental retirement plan that covers certain executives. Total retirement plan (income)/cost for the years ended December 31, 2000, 1999 and 1998, was $(728) million, $(288) million and $(89) million, respectively. Total retirement-related (income)/cost including postretirement medical coverage (see note W, "Nonpension Postretirement Benefits," on pages 88 and 89) for the years ended December 31, 2000, 1999 and 1998, was $(327) million, $83 million and $286 million, respectively.

U.S. PLANS

U.S. regular, full-time and part-time employees are covered by a noncontributory plan that is funded by company contributions to an irrevocable trust fund, which is held for the sole benefit of participants.


                                    PAGE NO.
                                  EIGHTY-FIVE

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                   INTERNATIONAL BUSINESS MACHINES CORPORATION
                            AND SUBSIDIARY COMPANIES

      Effective January 1, 2001, the company increased pension benefits to recipients who retired before January 1, 1997. The increases range from 2.5 percent to 25 percent, and are based on the year of retirement and the pension benefit currently being received. This improvement is expected to result in an additional cost to the company of approximately $100 million in 2001.

      Effective July 1, 1999, the company amended the IBM Retirement Plan to establish the IBM Personal Pension Plan (the U.S. Plan). The new plan establishes a new formula for determining pension benefits for many of its employees. Under the amended U.S. Plan, a new formula was created whereby retirement benefits are credited to each employee's cash balance account monthly based on a percentage of the employee's pensionable compensation. Employees who were retirement eligible or within five years of retirement eligibility with at least one year of service, or who were at least forty years of age with at least ten years of service as of June 30, 1999, could elect to participate under the new formula or to have their service and earnings credit accrue under the preexisting benefit formula. Benefits become vested on the completion of five years of service under either formula.

      The number of individuals receiving benefits for this plan at December 31, 2000 and 1999, was 129,290 and 124,175, respectively. Net periodic pension (income)/cost for this plan for the years ended December 31, 2000, 1999 and 1998 was $(896) million, $(638) million and $(454) million, respectively.

      U.S. regular, full-time and part-time employees are eligible to participate in the Tax Deferred Savings Plan (TDSP), which is a qualified voluntary defined contribution plan; the company matches 50 percent of the employee's contribution up to the first 6 percent of the employee's compensation. The total (income)/cost of all of the company's U.S. defined contribution plans was $294 million, $275 million and $258 million for the years ended December 31, 2000, 1999 and 1998, respectively.

NON-U.S. PLANS

Most subsidiaries and branches outside the United States have defined benefit and/or defined contribution retirement plans that cover substantially all regular employees, under which the company deposits funds under various fiduciary-type arrangements, purchases annuities under group contracts or provides reserves. Benefits are typically based on years of service and the employee's compensation, generally during a fixed number of years immediately before retirement. The ranges of assumptions that are used for the non-U.S. plans reflect the different economic environments within various countries. The total non-U.S. retirement plan (income)/cost of these plans for the years ended December 31, 2000, 1999 and 1998 was $(198) million, $7 million and $48 million, respectively.

U.S. SUPPLEMENTAL EXECUTIVE RETENTION PLAN

The company also has a non-qualified U.S. Supplemental Executive Retention Plan
(SERP). The SERP, which is unfunded, provides defined pension benefits outside the IBM Retirement Plan to eligible executives based on average earnings, years of service and age at retirement. Effective July 1, 1999, the company adopted the Supplemental Executive Retention Plan (which replaced the previous Supplemental Executive Retirement Plan). Some participants of the pre-existing SERP will still be eligible for benefits under that plan, but will not be eligible for the new plan. The total (income)/cost of this plan for the years ended December 31, 2000, 1999 and 1998, was $24 million, $30 million and $25 million, respectively. These amounts are reflected in cost of other defined benefit plans below. At December 31, 2000 and 1999, the projected benefit obligation was $163 million and $149 million, respectively, and the amounts included in the Consolidated Statement of Financial Position were pension liabilities of $131 million and $109 million, respectively.

(INCOME)/COST OF PENSION PLANS:

                                                           U.S. PLAN                      NON-U.S. PLANS
                                                 -----------------------------    -----------------------------
(DOLLARS IN MILLIONS)                               2000       1999       1998       2000       1999       1998
===============================================================================================================
Service cost                                     $   563    $   566    $   532    $   445    $   475    $   399
Interest cost                                      2,553      2,404      2,261      1,234      1,282      1,213
Expected return on plan assets                    (3,902)    (3,463)    (3,123)    (2,042)    (1,937)    (1,739)
Amortization of transition assets                   (141)      (140)      (140)       (10)       (11)       (10)
Amortization of prior service cost                    31        (21)        16         24         25         26
Recognized actuarial losses                           --         16         --          4         28          5
Settlement (gains)/losses                             --         --         --        (25)       (23)        10
---------------------------------------------------------------------------------------------------------------
Net periodic pension (income)/cost--
  U.S. Plan and material non-U.S. Plans          $  (896)   $  (638)   $  (454)   $  (370)   $  (161)   $   (96)
Cost of other defined benefit plans                   72         68         59         23         37         54
---------------------------------------------------------------------------------------------------------------
Total net periodic pension (income)/cost
  for all defined benefit plans                  $  (824)   $  (570)   $  (395)   $  (347)   $  (124)   $   (42)
===============================================================================================================
Cost of defined contribution plans               $   294    $   275    $   258    $   149    $   131    $    90
===============================================================================================================
Total retirement plan (income)/cost recognized
  in the Consolidated Statement of Earnings      $  (530)   $  (295)   $  (137)   $  (198)   $     7    $    48
===============================================================================================================


                                    PAGE NO.
                                   EIGHTY-SIX

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                   INTERNATIONAL BUSINESS MACHINES CORPORATION
                            AND SUBSIDIARY COMPANIES

The changes in the benefit obligations and plan assets of the U.S. and material non-U.S. defined benefit plans for 2000 and 1999 were as follows:

                                                                  U.S. PLAN            NON-U.S. PLANS
                                                            --------------------    --------------------
(DOLLARS IN MILLIONS)                                           2000        1999        2000        1999
========================================================================================================
Change in benefit obligation:
Benefit obligation at beginning of year                     $ 34,434    $ 36,561    $ 21,770    $ 22,048
Service cost                                                     563         566         445         475
Interest cost                                                  2,553       2,404       1,234       1,282
Plan participants' contributions                                  --          --          28          29
Acquisitions/divestitures, net                                    36          68         (65)        (47)
Amendments                                                       645          75          63          --
Actuarial losses/(gains)                                       1,729      (2,766)        243         522
Benefits paid from trust                                      (2,421)     (2,474)       (728)       (737)
Direct benefit payments                                           --          --        (218)       (257)
Foreign exchange impact                                           --          --      (1,626)     (1,552)
Plan curtailments/settlements/termination benefits                --          --           4           7
--------------------------------------------------------------------------------------------------------
Benefit obligation at end of year                             37,539      34,434      21,150      21,770
--------------------------------------------------------------------------------------------------------
Change in plan assets:
Fair value of plan assets at beginning of year                45,584      41,593      27,843      25,294
Actual return on plan assets                                   1,395       6,397        (196)      5,184
Employer contribution                                             --          --          66         143
Acquisitions/divestitures, net                                    36          68         (50)        (36)
Plan participants' contributions                                  --          --          28          29
Benefits paid from trust                                      (2,421)     (2,474)       (728)       (737)
Foreign exchange impact                                           --          --      (2,015)     (1,995)
Settlements                                                       --          --        (115)        (39)
--------------------------------------------------------------------------------------------------------
Fair value of plan assets at end of year                      44,594      45,584      24,833      27,843
--------------------------------------------------------------------------------------------------------
Fair value of plan assets in excess of benefit obligation      7,055      11,150       3,683       6,073
Unrecognized net actuarial gains                              (2,768)     (7,003)     (1,860)     (4,597)
Unrecognized prior service costs                                 883         269         168         140
Unrecognized net transition asset                               (491)       (632)        (56)        (72)
Adjustment to recognize minimum liability                         --          --         (90)        (84)
--------------------------------------------------------------------------------------------------------
Net prepaid pension asset recognized in the
  Consolidated Statement of Financial Position              $  4,679    $  3,784    $  1,845    $  1,460
========================================================================================================

Actuarial assumptions used to determine costs and benefit obligations for principal pension plans follow:

WEIGHTED-AVERAGE ACTUARIAL ASSUMPTIONS          U.S. PLANS                        NON-U.S. PLANS
                                      -------------------------------   ---------------------------------
AS OF DECEMBER 31:                    2000         1999         1998         2000        1999        1998
=========================================================================================================
Discount rate                         7.25%        7.75%         6.5%    4.5-7.1%    4.5-7.3%    4.5-7.5%
Expected return on plan assets        10.0%         9.5%         9.5%   5.0-11.0%   6.0-10.5%   6.5-10.0%
Rate of compensation increase          6.0%         6.0%         5.0%    2.6-6.1%    2.6-6.1%    2.7-6.1%

The company evaluates its actuarial assumptions on an annual basis and considers changes in these long-term factors based upon market conditions and the requirements of SFAS No. 87, "Employers' Accounting for Pensions."

      The change in expected return on plan assets and the discount rate for the 2000 U.S. plan year had an effect of an additional $(195) million and $(26) million of net retirement plan (income)/cost, respectively, for the year ended December 31, 2000. This compares with an additional $46 million and $65 million of net retirement plan (income)/cost for the year ended December 31, 1999, as a result of plan year 1999 changes in the rate of compensation increase and the discount rate, respectively.

      Net periodic pension cost is determined using the Projected Unit Credit actuarial method.

FUNDING POLICY

It is the company's practice to fund amounts for pensions sufficient to meet the minimum requirements set forth in applicable employee benefits laws and local tax laws. From


                                    PAGE NO.
                                  EIGHTY-SEVEN

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                   INTERNATIONAL BUSINESS MACHINES CORPORATION
                            AND SUBSIDIARY COMPANIES

time to time, the company contributes additional amounts as it deems appropriate. Liabilities for amounts in excess of these funding levels are accrued and reported in the company's Consolidated Statement of Financial Position. The assets of the various plans include corporate equities, government securities, corporate debt securities and real estate.

OTHER

At December 31, 2000, the material non-U.S. defined benefit plans in which the fair value of plan assets exceeded the benefit obligation had obligations of $16,941 million and assets of $20,915 million. The material non-U.S. defined benefit plans in which the benefit obligation exceeded the fair value of plan assets had obligations of $4,209 million and assets of $3,919 million.

      At December 31, 1999, the material non-U.S. defined benefit plans in which the fair value of plan assets exceeded the benefit obligation had obligations of $21,168 million and assets of $27,400 million. The material non-U.S. defined benefit plans in which the benefit obligation exceeded the fair value of plan assets had obligations of $602 million and assets of $443 million.

      The change from 1999 to 2000 was the result of the company's pension plan in Japan. In 1999, the Japan pension plan assets exceeded its benefit obligation by approximately 15 percent. In 2000, the benefit obligation exceeded assets by approximately 3 percent. Total assets of this plan at December 31, 2000 exceeded $3,500 million.

W  NONPENSION POSTRETIREMENT BENEFITS

The total (income)/cost of the company's nonpension postretirement benefits for the years ended December 31, 2000, 1999 and 1998 were $401 million, $371 million and $375 million, respectively. The company has a defined benefit postretirement plan that provides medical, dental and life insurance for U.S. retirees and eligible dependents. The total net (income)/cost of this plan for the years ended December 31, 2000, 1999 and 1998, was $374 million, $342 million and $331 million, respectively. Effective July 1, 1999, the company established a "Future Health Account (FHA) Plan" for employees who are more than five years away from retirement eligibility. Employees who can retire within five years retain the benefits under the company's preexisting retiree health benefits plan. Under either the FHA or the preexisting plan, there is a maximum cost to the company for retiree health care. For employees who retired before January 1, 1992, that maximum will become effective in the year 2001. For all other employees, the maximum is effective on retirement.

      Certain of the company's non-U.S. subsidiaries have similar plans for retirees. However, most of the retirees outside the United States are covered by government-sponsored and administered programs. The total net (income)/cost of these plans for the years ended December 31, 2000, 1999 and 1998 was $27 million, $29 million and $44 million, respectively. At December 31, 2000 and 1999, Other liabilities on the Consolidated Statement of Financial Position include non-U.S. postretirement benefit liabilities of $208 million and $219 million, respectively.

      The net periodic postretirement benefit cost for the U.S. plan for the years ended December 31 include the following components:

(DOLLARS IN MILLIONS)                            2000         1999         1998
================================================================================
Service cost                                    $  50        $  48        $  42
Interest cost                                     449          424          427
Expected return on
  plan assets                                      (2)          (6)          (5)
Amortization of
  prior service costs                            (147)        (143)        (133)
Recognized actuarial losses                        24           19           --
--------------------------------------------------------------------------------
Net periodic post-
  retirement benefit cost                       $ 374        $ 342        $ 331
================================================================================

The changes in the benefit obligation and plan assets of the U.S. plan for 2000 and 1999 are as follows:

(DOLLARS IN MILLIONS)                                       2000           1999
================================================================================
Change in benefit obligation:
Benefit obligation at beginning of year                  $ 6,178        $ 6,457
Service cost                                                  50             48
Interest cost                                                449            424
Amendments                                                    --           (127)
Actuarial gains                                              (69)          (445)
Actuarial losses                                             432            371
Benefits paid from trust                                     (87)          (325)
Direct benefit payments                                     (510)          (225)
--------------------------------------------------------------------------------
Benefit obligation at end of year                          6,443          6,178
--------------------------------------------------------------------------------

Change in plan assets:
Fair value of plan assets at
  beginning of year                                          105            123
Actual loss on plan assets                                   (14)           (18)
Employer contributions                                        --            325
Benefits paid, net of employee
  contributions                                              (87)          (325)
--------------------------------------------------------------------------------
Fair value of plan assets at end of year                       4            105
--------------------------------------------------------------------------------

Benefit obligation in excess
  of plan assets                                          (6,439)        (6,073)
Unrecognized net actuarial losses                            986            631
Unrecognized prior service costs                            (801)          (948)
--------------------------------------------------------------------------------
Accrued postretirement benefit
  liability recognized in the
  Consolidated Statement
  of Financial Position                                  $(6,254)       $(6,390)
================================================================================

The plan assets primarily comprise short-term fixed income investments.

                                    PAGE NO.
                                  EIGHTY-EIGHT

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                   INTERNATIONAL BUSINESS MACHINES CORPORATION
                            AND SUBSIDIARY COMPANIES

      The benefit obligation was determined by applying the terms of medical, dental and life insurance plans, including the effects of established maximums on covered costs, together with relevant actuarial assumptions. These actuarial assumptions include a projected health care cost trend rate of 6 percent.

WEIGHTED-AVERAGE
ACTUARIAL ASSUMPTIONS
AS OF DECEMBER 31:                          2000            1999            1998
================================================================================
Discount rate                               7.25%           7.75%           6.5%
Expected return on
  plan assets                                5.0%            5.0%           5.0%

The company evaluates its actuarial assumptions on an annual basis and considers changes in these long-term factors based upon market conditions and the requirements of SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions." The discount rate changes did not have a material effect on net postretirement benefit cost for the years ended December 31, 2000, 1999 and 1998.

      A one-percentage-point change in the assumed health care cost trend rate would have the following effects as of December 31, 2000:

                                                 ONE-PERCENTAGE- ONE-PERCENTAGE-
(DOLLARS IN MILLIONS)                             POINT INCREASE  POINT DECREASE
================================================================================
Effect on total service and
  interest cost                                             $  8           $(10)
Effect on postretirement
  benefit obligation                                        $ 52           $(65)

X  SEGMENT INFORMATION

IBM uses advanced information technology to provide customer solutions. The company operates primarily in a single industry using several segments that create value by offering a variety of solutions that include, either singularly or in some combination, technologies, systems, products, services, software and financing.

      Organizationally, the company's major operations comprise three hardware product segments--Technology, Personal Systems and Enterprise Systems; a Global Services segment; a Software segment; a Global Financing segment and an Enterprise Investments segment. The segments are determined based on several factors, including customer base, homogeneity of products, technology and delivery channels.

      The Technology segment produces peripheral equipment for use in general-purpose computer systems, including storage devices, networking components, advanced function printers and display devices. In addition, the segment provides components such as semiconductors and HDDs for use in the company's products and for sale to original equipment manufacturers (OEM). Major business units include Microelectronics, Storage Technology and Printing Systems.

      The Personal Systems segment produces general-purpose computer systems, including some system and consumer software that operate applications for use by one user at a time (personal computer clients) or as servers. Major brands include the Aptiva home personal computers, IntelliStation workstations, IBM xSeries servers, NetVista and ThinkPad mobile systems. Also, in the first quarter of 2000, the company transferred the Retail Store Solutions (RSS) business, a leader in providing point-of-sale solutions, to the Personal Systems segment from the Enterprise Investments segment.

      In the first quarter of 2000, the company reorganized the Server segment and renamed it the Enterprise Systems segment. In accordance with the organizational change, the company transferred system-level product businesses from the Technology segment to the Enterprise Systems segment. The system-level product businesses are the company's disk storage products, which include the Enterprise Storage Server known as "Shark," tape subsystems and the company's storage area networking program, and networking products. The segment also produces powerful multi-purpose computer servers that operate many open-network-based applications simultaneously for multiple users. They perform high-volume transaction processing and serve data to personal systems and other end-user devices. The servers are the engines behind the bulk of electronic business transactions, including e-commerce. Brands include the zSeries mainframe servers, the heart of the e-business infrastructure for mission-critical data and transaction processing, the IBM pSeries servers, the most powerful technologically advanced UNIX servers, and the IBM iSeries mid-range servers, integrated mid-range business servers that run sophisticated business applications.

      The Global Services segment is the world's largest information technology (I/T) services provider, supporting computer hardware and software products and providing professional services to help customers of all sizes realize the full value of information technology. The segment provides value through three primary lines of business: Strategic Outsourcing Services, Business Innovation Services and Integrated Technology Services. Strategic Outsourcing Services creates business value through long-term strategic partnerships with customers by taking on responsibility for their processes and systems. Business Innovation Services provides business/industry consulting and end-to-end e-business implementation of such offerings as Supply Chain Management, Customer Relationship Management, Enterprise Resource Planning and Business Intelligence. Integrated Technology Services offers customers a single I/T partner to manage multi-vendor I/T systems' complexity in today's e-business environment including such traditional offerings as Product Support, Business Recovery


                                    PAGE NO.
                                   EIGHTY-NINE

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                   INTERNATIONAL BUSINESS MACHINES CORPORATION
                            AND SUBSIDIARY COMPANIES

Services, Site and Connectivity Services, and Systems Management and Networking Services. Learning Services supports the three primary lines of business and helps customers design, develop and deploy curricula to educate their employees. The Global Services segment is uniquely suited to integrate the full range of the company's and key industry participants' capabilities, including hardware, software, services and research.

      The Software segment delivers operating systems for the company's servers and e-business enabling software (middleware) for IBM and non-IBM platforms. The segment's business offerings align with key customer opportunity areas--transformation and integration, leveraging information, organizational effectiveness and managing technology. In addition to its own development, product and marketing effort, the segment supports more than 35,000 Independent Software Vendors to ensure that the company's software and hardware offerings are included in those partners' solutions.

      The Global Financing segment is the world's largest provider of financing services for I/T. The segment provides lease and loan financing that enables the company's customers to acquire complete I/T and e-business solutions--hardware, software and services--provided by the company and its business partners. Global Financing, as a reliable source of capital for the distribution channel, also provides the company's business partners with customized commercial financing for inventory, accounts receivable and term loans, helping them manage their cash flow, invest in infrastructure and grow their business.

      The Enterprise Investments segment provides industry- specific information technology solutions, supporting the hardware, software and services segments of the company. The segment develops unique products designed to meet specific marketplace requirements and to complement the company's overall portfolio of products.

      Segment revenue and pre-tax income include transactions between the segments that are intended to reflect an arm's-length transfer price. Specifically, semiconductors and HDDs are sourced internally from the Technology segment for use in the manufacture of the Enterprise Systems segment and Personal Systems segment products. In addition, technology, hardware and software that are used by the Global Services segment in outsourcing engagements are sourced internally from the Technology, Enterprise Systems, Personal Systems and Software segments. For the internal use of information technology services, the Global Services segment recovers cost, as well as a reasonable fee reflecting the arm's-length value of providing the services. The Global Services segment enters into arm's-length leases at prices equivalent to market rates with the Global Financing segment to facilitate the acquisition of equipment used in outsourcing engagements. Generally, all internal transaction prices are reviewed and reset annually if appropriate.

      The company uses shared-resources concepts to realize economies of scale and efficient use of resources. Thus, a considerable amount of expense is shared by all of the company's segments. This expense represents sales coverage, marketing and support functions such as Accounting, Treasury, Procurement, Legal, Human Resources, and Billing and Collections. Where practical, shared expenses are allocated based on measurable drivers of expense, e.g., headcount. When a clear and measurable driver cannot be identified, shared expenses are allocated on a financial basis that is consistent with the company's management system; e.g., image advertising is allocated based on the gross profit of the segments. In the first quarter of 2000, the company decided to allocate to specific segments certain expense items that previously were unallocated (certain infrastructure reductions and currency exchange gains and losses). The company also enhanced its pre-existing practice of allocating shared expenses, where practical, based on measurable drivers of expense to give a more precise representation of the expenses that are associated with each segment. The unallocated corporate amounts arising from certain acquisitions, indirect infrastructure reductions and certain intellectual property income are recorded in net income but are not allocated to the segments.

      The following tables reflect the results of the segments consistent with the company's management system. These results are not necessarily a depiction that is in conformity with generally accepted accounting principles; e.g., employee retirement plan costs are developed using actuarial assumptions on a country-by-country basis and allocated to the segments on headcount. Different amounts could result if actuarial assumptions that are unique to the segment were used. Performance measurement is based on income before income taxes (pre-tax income). These results are used, in part, by management, both in evaluating the performance of, and in allocating resources to, each of the segments. The results for 1999 and 1998 have been reclassified to reflect the organizational changes, product transfers and expense allocation changes made in 2000.


                                    PAGE NO.
                                     NINETY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                   INTERNATIONAL BUSINESS MACHINES CORPORATION
                            AND SUBSIDIARY COMPANIES

MANAGEMENT SYSTEM SEGMENT VIEW

                                          HARDWARE
                            ------------------------------------
                                           PERSONAL   ENTERPRISE       GLOBAL                   GLOBAL  ENTERPRISE        TOTAL
(DOLLARS IN MILLIONS)       TECHNOLOGY      SYSTEMS      SYSTEMS     SERVICES    SOFTWARE    FINANCING INVESTMENTS     SEGMENTS
===============================================================================================================================
2000:
External revenue              $ 10,221     $ 16,250     $ 11,340     $ 33,152    $ 12,598     $  3,500    $  1,369     $ 88,430
Internal revenue                 3,017           85          624        2,439         828          944           3        7,940
-------------------------------------------------------------------------------------------------------------------------------
Total revenue                 $ 13,238     $ 16,335     $ 11,964     $ 35,591    $ 13,426     $  4,444    $  1,372     $ 96,370
===============================================================================================================================
Pre-tax income/(loss)         $    758     $   (148)    $  2,092     $  4,517    $  2,793     $  1,176    $   (297)    $ 10,891
===============================================================================================================================
Revenue year-to-year change       (2.7)%        1.1%        (0.9)%        2.2%        0.0%         9.6%      (17.8)%        0.6%
Pre-tax income year-
  to-year change                  29.4%        58.9%        14.2%         1.2%       (9.9)%       12.3%       57.4%         9.2%
Pre-tax income margin              5.7%        (0.9)%       17.5%        12.7%       20.8%        26.5%      (21.6)%       11.3%

1999*:
External revenue              $  9,832     $ 16,118     $ 11,503     $ 32,172    $ 12,662     $  3,219    $  1,651     $ 87,157
Internal revenue                 3,777           45          565        2,636         767          835          19        8,644
-------------------------------------------------------------------------------------------------------------------------------
Total revenue                 $ 13,609     $ 16,163     $ 12,068     $ 34,808    $ 13,429     $  4,054    $  1,670     $ 95,801
===============================================================================================================================
Pre-tax income/(loss)         $    586     $   (360)    $  1,832     $  4,464    $  3,099     $  1,047    $   (697)    $  9,971
===============================================================================================================================
Revenue year-to-year change        2.8%        20.2%       (16.9)%        9.9%        6.5%         7.5%       (9.6)%        5.1%
Pre-tax income year-
  to-year change                 (41.3)%       63.5%       (37.4)%       23.9%       13.0%        12.3%       (5.8)%        4.3%
Pre-tax income margin              4.3%        (2.2)%       15.2%        12.8%       23.1%        25.8%      (41.7)%       10.4%

1998*:
External revenue              $  8,701     $ 13,419     $ 13,847     $ 28,916    $ 11,863     $  2,979    $  1,791     $ 81,516
Internal revenue                 4,543           29          683        2,747         749          792          56        9,599
-------------------------------------------------------------------------------------------------------------------------------
Total revenue                 $ 13,244     $ 13,448     $ 14,530     $ 31,663    $ 12,612     $  3,771    $  1,847     $ 91,115
===============================================================================================================================
Pre-tax income/(loss)         $    998     $   (986)    $  2,928     $  3,603    $  2,742     $    932    $   (659)    $  9,558
===============================================================================================================================
Pre-tax income margin              7.5%        (7.3)%       20.2%        11.4%       21.7%        24.7%      (35.7)%       10.5%

*     RECLASSIFIED TO CONFORM WITH 2000 PRESENTATION.

RECONCILIATIONS TO IBM AS REPORTED

(DOLLARS IN MILLIONS)                      2000           1999*           1998*
================================================================================
Revenue:
Total reportable segments              $ 96,370       $ 95,801        $ 91,115
Other revenue and
  adjustments                               (34)           391             151
Elimination of internal
  revenue                                (7,940)        (8,644)         (9,599)
--------------------------------------------------------------------------------
Total IBM Consolidated                 $ 88,396       $ 87,548        $ 81,667
================================================================================

*     RECLASSIFIED TO CONFORM WITH 2000 PRESENTATION.

(DOLLARS IN MILLIONS)                       2000          1999*           1998*
================================================================================
Pre-tax income:
Total reportable segments               $ 10,891      $  9,971        $  9,558
Elimination of internal
  transactions                                62           (47)           (162)
Sale of Global Network                        --         4,057              --
1999 actions                                  --        (2,205)             --
Unallocated corporate
  amounts                                    581           (19)           (356)
--------------------------------------------------------------------------------
Total IBM Consolidated                  $ 11,534      $ 11,757        $  9,040
================================================================================

*     RECLASSIFIED TO CONFORM WITH 2000 PRESENTATION.


                                    PAGE NO.
                                   NINETY-ONE

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

SEGMENT ASSETS AND OTHER ITEMS

The assets of the hardware segments primarily are inventory and plant, property and equipment. The software segment assets mainly are plant, property and equipment, and investment in capitalized software. In the past, many of the assets utilized in the Global Services segment were shared and under ownership of the company's geographic marketing and distribution organizations and therefore were not included in any of the segment asset amounts below. In 2000, the assets discretely identifiable to and managed by the Global Services segment have been allocated to the segment and are reflected in the following table. Previously, these assets had not been allocated to any of the segments. This change was made in order to increase the level of focus and ownership on services-managed assets and to provide a more appropriate basis for business and competitive analysis. The assets primarily are accounts receivable, maintenance inventory, and plant, property and equipment including those associated with the segment's outsourcing business.

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

      The Global Financing segment amounts below for interest income and interest expense reflect the interest income and interest expense associated with the financing business, as well as the income from the investment in cash and marketable securities. Such Global Financing interest expense consists of interest expense on external debt of the Global Financing business, as well as interest expense on intercompany borrowings from other units of the company. The remaining amounts of interest income and interest expense under the caption "Total Segments" are not discretely identified to the other segments, but are included as part of an indirect expense allocation.

      The segment information for 1999 and 1998 has been reclassified to reflect the organizational changes, product transfers between the segments and the aforementioned Global Services asset reclassifications.

MANAGEMENT SYSTEM SEGMENT VIEW

                                    HARDWARE
                         -------------------------------
                                     PERSONAL ENTERPRISE    GLOBAL               GLOBAL   ENTERPRISE     TOTAL
(DOLLARS IN MILLIONS)    TECHNOLOGY   SYSTEMS    SYSTEMS  SERVICES  SOFTWARE  FINANCING  INVESTMENTS  SEGMENTS
==============================================================================================================
2000:
Assets                      $ 9,632   $ 2,442    $ 3,141   $10,492   $ 2,488    $40,822      $   246   $69,263
Depreciation/amortization     1,074       156        409     1,243       665      2,696           12     6,255
Capital expenditures/
  investment in software      1,754       193        302     1,311       770      2,898            9     7,237
Interest income                  --        --         --        --        --      3,051           --     3,051
Interest expense                 --        --         --        --        --      1,318           --     1,318

1999*:
Assets                      $ 9,459   $ 1,611    $ 3,596   $ 9,312   $ 2,527    $39,686      $   369   $66,560
Depreciation/amortization     2,088       147        225     1,259       576      2,976           15     7,286
Capital expenditures/
  investment in software      1,803       177        338     1,292       656      3,217           12     7,495
Interest income                  --        --         --        --        --      2,961           --     2,961
Interest expense                 --        --         --        --        --      1,232           --     1,232

1998*:
Assets                      $10,191   $ 1,729    $ 2,957   $ 9,882   $ 2,577    $40,109      $   307   $67,752
Depreciation/amortization     1,163       137        206     1,331       681      2,768           15     6,301
Capital expenditures/
  investment in software      2,006       173        309     1,528       424      3,438           19     7,897
Interest income                  --        --         --        --        --      2,725           --     2,725
Interest expense                 --        --         --        --        --      1,252           --     1,252

*     RECLASSIFIED TO CONFORM WITH 2000 PRESENTATION.


                                    PAGE NO.
                                   NINETY-TWO

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                   INTERNATIONAL BUSINESS MACHINES CORPORATION
                            AND SUBSIDIARY COMPANIES

RECONCILIATIONS TO IBM AS REPORTED

(DOLLARS IN MILLIONS)                      2000           1999*           1998*
================================================================================
Assets:
Total reportable segments              $ 69,263       $ 66,560        $ 67,752
Elimination of internal
  transactions                           (5,300)        (5,776)         (7,519)
Unallocated amounts:
  Cash and marketable
    securities                            2,268          4,563           4,295
  Notes and accounts
    receivable                            3,145          2,658           3,085
  Deferred tax assets                     5,498          5,428           5,376
  Plant, other property
    and equipment                         3,798          4,161           5,720
  Pension assets                          6,809          5,636           4,836
  Other                                   2,868          4,265           2,555
--------------------------------------------------------------------------------
Total IBM Consolidated                 $ 88,349       $ 87,495        $ 86,100
================================================================================

*     RECLASSIFIED TO CONFORM WITH 2000 PRESENTATION.

REVENUE BY CLASSES OF SIMILAR PRODUCTS OR SERVICES

For the Personal Systems, Software and Global Financing segments, the segment data on page 91 represents the revenue contributions from the products that are contained in the segments and that are basically similar in nature. The following table provides external revenue for similar classes of products within the Technology, Enterprise Systems and Global Services segments. The Technology segment's OEM hardware comprises revenue primarily from the sale of HDD storage files, semiconductors and display devices. Other technology comprises advanced function printers and networking components. The Enterprise Systems segment's storage comprises revenue from the Enterprise Storage Server ("Shark"), other disk storage products and tape subsystems.

                                                       CONSOLIDATED
                                           ------------------------------------
(DOLLARS IN MILLIONS)                         2000          1999*          1998*
================================================================================
Technology:
  OEM                                      $ 8,305       $ 7,794        $ 6,742
  Other technology                           1,916         2,038          1,959
Enterprise Systems:
  Servers                                  $ 8,692       $ 8,718        $10,624
  Storage                                    2,490         2,356          2,439
  Networking products                          158           429            784
Global Services:
  Services                                 $28,036       $27,035        $23,730
  Maintenance                                5,116         5,137          5,186

*     RECLASSIFIED TO CONFORM WITH 2000 PRESENTATION.

MAJOR CUSTOMERS

No single customer represents 10 percent or more of the company's total revenue.

GEOGRAPHIC INFORMATION

                                 REVENUE*                  LONG-LIVED ASSETS**
                        ---------------------------   ---------------------------
(DOLLARS IN MILLIONS)      2000      1999      1998      2000      1999      1998
================================================================================
United States           $37,216   $37,171   $35,303   $21,449   $19,309   $18,450
Japan                    12,128    10,411     8,567     4,319     4,710     4,310
Other countries          39,052    39,966    37,797    10,029    10,259    12,343
--------------------------------------------------------------------------------
Total                   $88,396   $87,548   $81,667   $35,797   $34,278   $35,103
================================================================================

*     REVENUES ARE ATTRIBUTED TO COUNTRIES BASED ON LOCATION OF CUSTOMER.

** INCLUDES ALL NON-CURRENT ASSETS EXCEPT NON-CURRENT FINANCIAL INSTRUMENTS AND DEFERRED TAX ASSETS.


                                    PAGE NO.
                                  NINETY-THREE

                   INTERNATIONAL BUSINESS MACHINES CORPORATION
                            AND SUBSIDIARY COMPANIES

FIVE-YEAR COMPARISON OF SELECTED FINANCIAL DATA

(DOLLARS IN MILLIONS EXCEPT PER SHARE AMOUNTS)

FOR THE YEAR:                                 2000       1999       1998       1997       1996
==============================================================================================
Revenue                                    $88,396    $87,548    $81,667    $78,508    $75,947
Net income                                   8,093      7,712      6,328      6,093      5,429
  Per share of common stock:
  Assuming dilution                           4.44       4.12       3.29       3.00       2.50
  Basic                                       4.58       4.25       3.38       3.09       2.56
Cash dividends paid on common stock            909        859        814        763        686
  Per share of common stock                    .51        .47        .43      .3875       .325
Investment in plant, rental machines
  and other property                         5,616      5,959      6,520      6,793      5,883
Return on stockholders' equity                39.7%      39.0%      32.6%      29.7%      24.8%

AT END OF YEAR:
==============================================================================================
Total assets                               $88,349    $87,495    $86,100    $81,499    $81,132
Net investment in plant, rental machines
  and other property                        16,714     17,590     19,631     18,347     17,407
Working capital                              7,474      3,577      5,533      6,911      6,695
Total debt                                  28,576     28,354     29,413     26,926     22,829
Stockholders' equity                        20,624     20,511     19,433     19,816     21,628

SELECTED QUARTERLY DATA

(DOLLARS IN MILLIONS EXCEPT PER SHARE AMOUNTS AND STOCK PRICES)

                                                  PER SHARE OF COMMON STOCK
                                               -------------------------------
                                                      EARNINGS                      STOCK PRICES**
                                               --------------------              -------------------
                             GROSS       NET   ASSUMING
                 REVENUE    PROFIT    INCOME   DILUTION       BASIC  DIVIDENDS       HIGH        LOW
====================================================================================================
2000
First quarter    $19,348   $ 7,011   $ 1,519   $    .83    $    .85   $    .12   $ 128.25   $  99.50
Second quarter    21,651     7,943     1,941       1.06        1.10        .13     126.94     101.25
Third quarter     21,781     7,801     1,963       1.08        1.11        .13     134.94     100.00
Fourth quarter    25,616     9,669     2,670       1.48        1.52        .13     119.63      80.06
------------------------------------------------------------------------------   -------------------
Total            $88,396   $32,424   $ 8,093   $   4.44*   $   4.58   $    .51
==============================================================================

1999
First quarter    $20,317   $ 7,258   $ 1,470   $    .78    $    .80   $    .11   $  99.63   $  80.88
Second quarter    21,905     8,224     2,391       1.28        1.32        .12     132.00      81.50
Third quarter     21,144     7,564     1,762        .93         .97        .12     139.19     117.56
Fourth quarter    24,182     8,883     2,089       1.12        1.16        .12     123.25      89.00
------------------------------------------------------------------------------   -------------------
Total            $87,548   $31,929   $ 7,712   $   4.12*   $   4.25   $    .47
==============================================================================

* EARNINGS PER SHARE (EPS) IN EACH QUARTER IS COMPUTED USING THE WEIGHTED-AVERAGE NUMBER OF SHARES OUTSTANDING DURING THAT QUARTER WHILE EPS FOR THE FULL YEAR IS COMPUTED USING THE WEIGHTED-AVERAGE NUMBER OF SHARES OUTSTANDING DURING THE YEAR. THUS, THE SUM OF THE FOUR QUARTERS' EPS DOES NOT EQUAL THE FULL-YEAR EPS.

** THE STOCK PRICES REFLECT THE HIGH AND LOW PRICES FOR IBM'S COMMON STOCK ON THE NEW YORK STOCK EXCHANGE COMPOSITE TAPE FOR THE LAST TWO YEARS.


                                    PAGE NO.
                                  NINETY-FOUR

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

Stockholders can also reach EquiServe, First Chicago Trust Division, via the Internet at: ibm@equiserve.com

Hearing-impaired stockholders with access to a tele- communications device (TDD) can communicate directly with EquiServe, First Chicago Trust Division by calling
(800) 490-1493. Stockholders residing outside the United States, Canada and Puerto Rico should call (201) 222-4489.

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

ANNUAL MEETING

The IBM Annual Meeting of Stockholders will be held on Tuesday, April 24, 2001, at 10 a.m. (EST) in the Savannah International Trade and Convention Center, One International Drive, Savannah, Georgia.

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

LITERATURE FOR IBM STOCKHOLDERS

The following literature on IBM is available without charge from:
EquiServe, First Chicago Trust Division
Mail Suite 4688
P.O. Box 2530
Jersey City, New Jersey 07303-2530
(888) IBM-6700
Investors residing outside the United States, Canada and Puerto Rico should call
(201) 324-0405.

The Form 10-K Annual Report and Form 10-Q Quarterly Reports to the SEC provide additional information on IBM's business. The 10-K is issued in March; 10-Q reports are released in May, August and November.

An audio cassette recording of the 2000 Annual Report will be available for sight-impaired stockholders in June.

IBM Credit Corporation's Annual Report is available in April.

"IBM Environment and Well-Being: Progress Report " reports on IBM's environmental, safety and energy programs.

"Valuing Diversity: An Ongoing Commitment" communicates to the company's entire community of employees, customers, stockholders, vendors, suppliers, business partners and employment applicants the importance IBM places on the diversity of the company's workplace and marketplace.

GENERAL INFORMATION

For answers to general questions about IBM from within the continental United States, call (800) IBM-4YOU. From outside the United States, call (404) 238-1234.

CORPORATE OFFICES

International Business Machines Corporation
New Orchard Road
Armonk, New York 10504
(914) 499-1900

(recycle logo) The IBM Annual Report is printed on recycled paper and is recyclable.

*AIX, Aptiva, AS/400, DB2, IBM, IntelliStation, MiCRUS, MQSeries, Netfinity, NetVista, RS/6000, S/390, Shark, ThinkPad and WebSphere are trademarks of International Business Machines Corporation or its wholly owned subsidiaries. CATIA is a trademark of Dassault Systemes SA. Intel is a trademark of Intel Corporation. Linux is a trademark of Linus Torvalds. Lotus and Lotus Notes are trademarks of Lotus Development Corporation. Tivoli is a trademark of Tivoli Systems, Inc. Windows NT is a trademark of Microsoft Corporation. UNIX is a trademark in the United States and other countries licensed exclusively through The Open Group. Other company product and serve names may be trademarks or service marks of others.

Printed in U.S.
G507-0501-06


                                    PAGE NO.
                                  NINETY-FIVE

                    BOARD OF DIRECTORS AND SENIOR MANAGEMENT
                   INTERNATIONAL BUSINESS MACHINES CORPORATION
                            AND SUBSIDIARY COMPANIES

BOARD OF DIRECTORS

CATHLEEN BLACK
President
Hearst Magazines

KENNETH I. CHENAULT
President and
Chief Executive Officer
American Express Company

JUERGEN DORMANN
Chairman of the
Board of Management
Aventis S.A.

LOUIS V. GERSTNER, JR.
Chairman of the Board and
Chief Executive Officer, IBM

NANNERL O. KEOHANE
President
Duke University

CHARLES F. KNIGHT
Chairman of the Board
Emerson Electric Co.

MINORU MAKIHARA
Chairman of the Board
Mitsubishi Corporation

LUCIO A. NOTO
Retired Vice Chairman
of the Board
Exxon Mobil Corporation

SAMUEL J. PALMISANO
President and
Chief Operating Officer, IBM

JOHN B. SLAUGHTER
President and
Chief Executive Officer
National Action Council for
Minorities in Engineering, Inc.

SIDNEY TAUREL
Chairman of the Board, President
and Chief Executive Officer
Eli Lilly and Company

JOHN M. THOMPSON
Vice Chairman of the Board, IBM

ALEX TROTMAN
Retired Chairman of the Board
and Chief Executive Officer
Ford Motor Company

LODEWIJK C. VAN WACHEM
Chairman of the
Supervisory Board
Royal Dutch Petroleum
Company

CHARLES M. VEST
President
Massachusetts Institute
of Technology

                             ----------------------

SENIOR MANAGEMENT

LOUIS V. GERSTNER, JR.
Chairman of the Board and
Chief Executive Officer

SAMUEL J. PALMISANO
President and
Chief Operating Officer

JOHN M. THOMPSON
Vice Chairman of the Board

CORPORATE HEADQUARTERS

JOHN R. JOYCE
Senior Vice President and
Chief Financial Officer

        MARK LOUGHRIDGE
        Vice President and Controller

        ROBERT F. WOODS
        Vice President and Treasurer

DAVID B. KALIS
Senior Vice President
Communications

        JON C. IWATA
        Vice President
        Corporate Communications

ABBY F. KOHNSTAMM
Senior Vice President
Marketing

J. RANDALL MACDONALD
Senior Vice President
Human Resources

LAWRENCE R. RICCIARDI
Senior Vice President and
General Counsel

        ROBERT G. ANDEREGG
        Vice President and
        Assistant General Counsel

        CHRISTOPHER G. CAINE
        Vice President
        Governmental Programs

        DANIEL E. O'DONNELL
        Vice President
        Assistant General Counsel
        and Secretary

J. BRUCE HARRELD
Senior Vice President
Strategy

        PHILIP S. THOMPSON
        Vice President
        Business Transformation and
        Chief Information Officer

TECHNOLOGY AND
MANUFACTURING

NICHOLAS M. DONOFRIO
Senior Vice President

        PAUL M. HORN
        Senior Vice President
        Research

IBM GLOBAL SERVICES

DOUGLAS T. ELIX
Senior Vice President and
Group Executive

        MICHAEL E. DANIELS
        General Manager
        IBM Global Services
        Asia Pacific

        MARK W. ELLIOT
        General Manager
        IBM Global Services
        Americas

        HANS-ULRICH MAERKI
        General Manager
        IBM Global Services
        Europe/Middle East/Africa

                FRANK KERN
                General Manager
                Professional Services

        VIRGINIA M. ROMETTY
        General Manager
        Strategy and Marketing

        FRANK J. RONEY
        General Manager
        Business Innovation Services

PERSONAL AND PRINTING
SYSTEMS GROUP

ROBERT W. MOFFAT, JR.
General Manager

        JONATHAN J. JUDGE
        General Manager
        Personal Computing Division

        RALPH F. MARTINO
        Vice President
        Marketing, Sales Operations
        and Strategy

SALES AND
DISTRIBUTION GROUP

WILLIAM A. ETHERINGTON
Senior Vice President and
Group Executive

        KHALIL BARSOUM
        General Manager
        Global Communications Sector

        DAVID R. CARLUCCI
        General Manager
        IBM Americas

        JERRY COLE
        General Manager
        Global Financial Services Sector

        KAKUTARO KITASHIRO
        General Manager
        IBM Asia Pacific

                HENRY W. K. CHOW
                General Manager
                IBM Greater China

        J. MICHAEL LAWRIE
        General Manager
        IBM Europe/
        Middle East/Africa

        DOUGLAS L. MAINE
        General Manager
        ibm.com

        CHRISTIAN NIVOIX
        General Manager
        Global Distribution Sector

        PETER T. ROWLEY
        General Manager
        Global Business Partners

        CURTIS H. TEARTE
        General Manager
        Global Public Sector

        STEPHEN M. WARD, JR.
        General Manager
        Global Industrial Sector

TECHNOLOGY GROUP

JOHN E. KELLY, III
Senior Vice President and
Group Executive

IBM GLOBAL FINANCING

JOSEPH C. LANE
General Manager, and President
IBM Credit Corporation

SOFTWARE GROUP

STEVEN A. MILLS
Senior Vice President and
Group Executive

        LOUIS J. D'AMBROSIO
        Vice President
        Worldwide Marketing

        DAVID J. MURPHY
        President
        Tivoli Systems, Inc.

        JANET PERNA
        General Manager
        Database Management

        JOHN A. SWAINSON
        General Manager
        Application and
        Integration Middleware

        AL W. ZOLLAR
        President and
        Chief Operating Officer
        Lotus Development
        Corporation

STORAGE SYSTEMS GROUP

LINDA S. SANFORD
Senior Vice President and
Group Executive

SERVER GROUP

WILLIAM M. ZEITLER
Senior Vice President and
Group Executive

        RODNEY C. ADKINS
        General Manager
        Web Servers

        DANIEL R. COLBY
        General Manager
        Enterprise Servers

        SUSAN M. WHITNEY
        Vice President
        Server Marketing

        IRVING WLADAWSKY-BERGER
        Vice President
        Technology and Strategy