Form 10-K405, Exhibit 13
period 2001-12-31
INTERNATIONAL BUSINESS MACHINES CORP
filed 2002-03-11
CIK 51143

                                                                      Exhibit 13



                                Financial Report

                   INTERNATIONAL BUSINESS MACHINES CORPORATION
                            AND SUBSIDIARY COMPANIES

Report of Management                                    54

Report of Independent Accountants                       54

Management Discussion                                   55

Consolidated Financial Statements

   Earnings                                             70
   Financial Position                                   71
   Stockholders' Equity                                 72
   Cash Flows                                           74

Notes to Consolidated Financial Statements

   a  Significant Accounting Policies                   75
   b  Accounting Changes                                79
   c  Acquisitions/Divestitures                         81
   d  Financial Instruments (excluding derivatives)     83
   e  Inventories                                       83
   f  Financing Receivables                             83
   g  Plant, Rental Machines and Other Property         83
   h  Investments and Sundry Assets                     84
   i  Sale and Securitization of Receivables            84
   j  Borrowings                                        84
   k  Derivatives and Hedging Transactions              85
   l  Other Liabilities                                 87
   m  Stockholders' Equity Activity                     88
   n  Contingencies and Commitments                     89
   o  Taxes                                             90
   p  Expense and Other Income                          91
   q  1999 Actions                                      91
   r  Earnings Per Share of Common Stock                93
   s  Rental Expense and Lease Commitments              94
   t  Stock-Based Compensation Plans                    94
   u  Retirement-Related Benefits                       96
   v  Segment Information                              100

Five-Year Comparison of Selected Financial Data        106

Selected Quarterly Data                                106

Stockholder Information                                107

Board of Directors and Senior Management               108

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

      The Audit Committee of the Board of Directors is composed solely of outside directors, and is responsible for recommending to the Board the independent accounting firm to be retained for the coming year, subject to stockholder approval. The Audit Committee meets periodically and privately with the independent accountants, with the company's internal auditors, as well as with IBM management, to review accounting, auditing, internal control structure and financial reporting matters.


/s/ Samuel J. Palmisano          /s/ John R. Joyce

SAMUEL J.PALMISANO               JOHN R. JOYCE
PRESIDENT AND                    SENIOR VICE PRESIDENT AND
CHIEF EXECUTIVE OFFICER          CHIEF FINANCIAL OFFICER


                                   ----------

                        Report of Independent Accountants

TO THE STOCKHOLDERS AND BOARD OF DIRECTORS OF INTERNATIONAL BUSINESS MACHINES
CORPORATION:

In our opinion, the accompanying consolidated financial statements, appearing on pages 70 through 105, present fairly, in all material respects, the financial position of International Business Machines Corporation and subsidiary companies at December 31, 2001 and 2000, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.


/s/ PricewaterhouseCoopers LLP

PRICEWATERHOUSECOOPERS LLP
NEW YORK, NEW YORK
JANUARY 17, 2002

                              Management Discussion

                   INTERNATIONAL BUSINESS MACHINES CORPORATION
                            AND SUBSIDIARY COMPANIES

Road Map

The financial section of the IBM 2001 Annual Report consisting of this Management Discussion, the Consolidated Financial Statements that follow and the related notes thereto comprises 52 pages of information. The length and detail required by the various applicable reporting and disclosure rules can leave a reader somewhat overwhelmed. Therefore, this Road Map is designed to provide you with some perspective regarding the information contained in the financial section and a few helpful hints for reading the next 51 pages.

IBM'S BUSINESS MODEL

The company's business model is relatively straightforward. IBM sells services, hardware and software. These offerings are bolstered by IBM's research and development capabilities. If a customer requires financing, IBM can provide that too. The fundamental strength of this business model is IBM's ability to assemble the optimal mix of these offerings to design tailored solutions for customers and to continue to win in the marketplace.

FINANCIAL REPORTING

IBM follows generally accepted accounting principles. It is important for investors to understand the quality of a company's earnings, and as you read this financial section, you will learn about both recurring and nonrecurring events and trends that result in items that contribute to or reduce earnings. Some of these items and trends occur in an unpredictable fashion. Among these, the following are examples of items disclosed in this financial section:

                                                                            Page
--------------------------------------------------------------------------------
Write-downs of certain equity investments                                     62
Higher bad debt expense                                                61 and 91
Lower income from transfer of
  intellectual property                                                62 and 91
Lower goodwill amortization                                                   61
Lower interest income                                                  62 and 91
Higher workforce accruals                                              61 and 91
Increase in income from retirement-
  related benefits                                                     62 and 96
Lower gains from certain real estate activity                          62 and 91
Higher foreign currency transaction gains                              62 and 91

It is, however, just as or more important to maintain a longer-term perspective and to consider net income in the context of revenues and cash flows. A fundamentally sound and strong company should have strength in all three of these measures. Since 1994, IBM's business model has produced $633 billion of revenue, $85 billion of cash flows from operations, and $49 billion of net income.

      IBM does not use so-called "pro forma" earnings for its quarterly earnings press releases or analysts conference calls. One of the reasons that the company does not use pro forma earnings is that many items adding to or reducing earnings are part of the company's operating business model. An example of such item is transfers of intellectual property. Although individual transactions may be large or small, the company realizes income from such transactions every quarter. See pages 62, 76 and 91 for additional information.

HELPFUL HINTS

ORGANIZATION OF INFORMATION

o This Management Discussion section is designed to provide the reader of the financial statements with a narrative on the company's financial results. It discusses the results of operations for each segment of the business and is followed by a description of the company's financial position generally divided between the Global Financing business and the rest. Certain employee data is located at the end of this section. It is useful to read the Management Discussion in conjunction with note v, "Segment Information," on pages 100 through 105.

o Pages 70 through 74 include the Consolidated Financial Statements. These statements include an overview of the company's income and cash flow performance and its financial position.

o The notes follow the financial statements. Among other things, the notes contain the company's accounting policies (pages 75 through 79), detailed information on balances within the financial statements, certain contingencies and commitments (page 89), and the results of each IBM segment (pages 100 through 105).

RETIREMENT BENEFITS INCLUDING PENSIONS

Pages 62 and 63 include a discussion of the impact that retirement benefits have on the company's Consolidated Financial Statements. On pages 76 and 77, you will find the required accounting policies for these benefits. The detailed information about each plan including financial analysis of the larger plans is provided on pages 96 through 100.

CAPITAL STRUCTURE

The use of debt by the company's Global Financing business and the importance of cash flows from operations to the rest of the company are discussed on page 66. Page 67 continues the discussion with an overview of the company's total interest expense and its relation to the Global Financing unit's financial results. Pages 84 and 85 include detailed information regarding the company's debt.

                              Management Discussion

                   INTERNATIONAL BUSINESS MACHINES CORPORATION
                            AND SUBSIDIARY COMPANIES

FINANCING OBLIGATIONS

All of the company's financing obligations are disclosed within this financial section.

DERIVATIVES

The company does not use derivatives for speculative purposes. Instead, derivatives are used to mitigate certain currency and interest rate risks. The company's accounting policy for derivatives is located on pages 77 and 78. A discussion of the company's implementation of the new derivatives accounting rules is located on page 80. Details regarding the company's risk management programs and the derivatives used in these programs are located on pages 85 through 87.

      We hope that this information facilitates your review of this document as you continue to evaluate IBM.

FINANCIAL OVERVIEW OF 2001

IBM achieved strong profitability in spite of a volatile and uncertain global business environment in 2001. In addition, the company gained market share in the key business segments of services, software, storage and servers. Notably, the Global Services segment finished the year with a record backlog of services contracts, despite a tough business climate. The zSeries mainframe servers, led by the z900, recorded its first full year of growth in more than a decade, and the company's new "Regatta" UNIX servers, which began shipping in December, were sold out in the fourth quarter. The company's personal computer and original equipment manufacturer (OEM) businesses slowed dramatically, principally due to pricing pressures and an ongoing economic downturn affecting the worldwide semiconductor and OEM markets.

      The company's financial results for 2001 declined in comparison to 2000 in a number of key areas, but were strong relative to its competitors in the technology sector. The company's strong performance in services, software, zSeries servers and high-end storage helped its gross profit margin to move higher. Some of IBM's businesses were impacted by industry weakness; the microelectronics unit grew at a slower pace. Declines in personal computers and hard disk drives (HDD) contributed significantly to a decline in IBM revenue, however, since the personal computer and HDD markets have lower margins than other markets where IBM competes, the company's net income was affected to a lesser extent.

      During the year, the company continued to make progress in its ongoing drive to reduce cost and expense. These savings helped to fund increased investment in key areas in which the company can leverage its leadership, such as research and development and sales initiatives relative to the company's high priority segments within the services, software, servers and storage businesses.

      The company's cash flow continued to be very strong in 2001. IBM's strong cash flow, even in a difficult economic environment, gave the company the flexibility to make necessary and appropriate investments for the future of the business and for share repurchases.

   Cash and cash equivalents and Marketable securities on the balance sheet stand at $6.4 billion, $2.7 billion above last year's level. Total debt decreased $1.4 billion. Both inventories and accounts receivable were lower versus the prior year. The company's balance sheet remains strong.

Focus Items in 2002

Business conditions remain challenging as the company enters the new year. The company will continue to benefit from its business model with a mix of annuity-like businesses and transaction-based businesses as well as its healthy balance sheet. There are three areas in which the company is placing particular emphasis in 2002:

o Continue to grow market share in key market segments, including services offerings, software, servers, and storage subsystems.

o Improve performance in the personal computer, HDD and microelectronics businesses.

o Continue to execute on the company's productivity initiatives.

Forward-Looking and Cautionary Statements

Certain statements contained in this Annual Report may constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements involve a number of risks, uncertainties and other factors that could cause actual results to be materially different, as discussed more fully elsewhere in this Annual Report and in the company's filings with the Securities and Exchange Commission, including the company's 2001 Form 10-K to be filed on or about March 11, 2002.

                              Management Discussion

                   INTERNATIONAL BUSINESS MACHINES CORPORATION
                            AND SUBSIDIARY COMPANIES

Results of Operations

(dollars in millions except per share amounts)
FOR THE YEAR ENDED DECEMBER 31:                  2001        2000*         1999*
--------------------------------------------------------------------------------
Revenue                                       $85,866      $88,396      $87,548
Cost                                           54,084       56,342       55,994
--------------------------------------------------------------------------------
Gross profit                                   31,782       32,054       31,554
Gross profit margin                              37.0%        36.3%        36.0%
Total expense and
  other income                                 20,829       20,520       19,797
--------------------------------------------------------------------------------
Income before
  income taxes                                 10,953       11,534       11,757
--------------------------------------------------------------------------------
Net income                                    $ 7,723      $ 8,093      $ 7,712
================================================================================
Earnings per share of common stock:
   Assuming dilution                          $  4.35      $  4.44      $  4.12
   Basic                                      $  4.45      $  4.58      $  4.25

*     RECLASSIFIED TO CONFORM WITH 2001 PRESENTATION.

The average number of common shares outstanding assuming dilution was lower by
40.9 million shares in 2001 versus 2000 and 59.0 million shares in 2000 versus 1999, primarily as a result of the company's common share repurchase program. The average number of common shares outstanding assuming dilution was 1,771.2 million, 1,812.1 million and 1,871.1 million, respectively, at December 31, 2001, 2000 and 1999.

      Revenue in 2001 totaled $85.9 billion, a decline of 2.9 percent (up 1 percent at constant currency) compared with revenue of $88.4 billion in the year-earlier period. Global Services and Software revenue grew year over year, but was more than offset by lower Hardware, Global Financing and Enterprise Investments/Other revenue.

      The Global Services segment became the largest segment in terms of revenue in 2001. The following table identifies the company's percentage of revenue:

                                           2001            2000            1999
--------------------------------------------------------------------------------
Global Services                            40.7%           37.5%           36.7%
Hardware                                   38.9            42.7            43.3
Software                                   15.1            14.3            14.5
Global Financing                            4.0             3.9             3.6
Enterprise Investments/Other                1.3             1.6             1.9
--------------------------------------------------------------------------------
Total                                     100.0%          100.0%          100.0%
================================================================================

The overall gross profit margin of 37.0 percent increased 0.7 points from 2000, following a 0.3 point increase in 2000 versus 1999. The increase in 2001 gross profit margin was primarily driven by improvement in Global Services, Software and Global Financing margins, partially offset by a lower Hardware gross profit margin. The increase in the 2000 gross profit margin was primarily driven by improvement in the Hardware margin, partially offset by a lower Global Services margin. The reference to constant currency, the best measure of comparative business growth, is made so that a segment can be viewed without the impacts of changing foreign currency exchange rates. The U.S. dollar generally strengthened against other currencies, so growth at constant currency exchange rates is higher than growth at actual currency exchange rates.

      In the Americas, full-year 2001 revenue was $37.4 billion, down 3.4 percent (2 percent at constant currency) from the 2000 period. Revenue from Europe/Middle East/Africa was $24.0 billion, a decrease of 0.9 percent (up 3 percent at constant currency). Asia Pacific revenue declined 2.5 percent (up 8 percent at constant currency) to $17.2 billion. OEM revenue decreased 7.2 percent (6 percent at constant currency) to $7.2 billion.

      Information about the company's operating segments can be found in note v, "Segment Information," on pages 100 through 105. Note v provides additional information, including a description of the products and services of each segment, as well as financial data pertaining to each segment.

      The following discussion is based on the Consolidated Financial Statements on pages 70 through 74, which reflect, in all material respects, the company's segment results on an external basis.

GLOBAL SERVICES

(dollars in millions)                      2001            2000            1999
--------------------------------------------------------------------------------
Revenue                                 $34,956         $33,152         $32,172
Cost                                     25,355          24,309          23,304
--------------------------------------------------------------------------------
Gross profit                            $ 9,601         $ 8,843         $ 8,868
================================================================================
Gross profit margin                        27.5%           26.7%           27.6%

Global Services revenue increased 5.4 percent (10 percent at constant currency) in 2001 over 2000 and 3.0 percent (6 percent at constant currency) in 2000 over 1999. Global Services revenue, excluding maintenance, increased 6.8 percent (11 percent at constant currency) in 2001 versus 2000 and 3.7 percent (7 percent at constant currency) in 2000 versus 1999. Maintenance revenue declined 2.2 percent (up 2 percent at constant currency) in 2001 versus 2000 and was essentially flat (up 4 percent at constant currency) in 2000 when compared to 1999.

      Global Services experienced a slowdown in contract signings in the middle of the year, particularly in short-term engagements, which affected the growth of Global Services revenue in 2001. Strategic Outsourcing Services and Integrated Technology Services contributed significantly to the revenue growth in 2001 and 2000. Strategic Outsourcing Services continued to demonstrate solid revenue growth,

                              Management Discussion

                   INTERNATIONAL BUSINESS MACHINES CORPORATION
                            AND SUBSIDIARY COMPANIES

particularly in Asia Pacific, and in its Web hosting offerings. Web hosting is an e-sourcing service that became a $1 billion business in 2001. Integrated Technology Services grew its revenue in support of server consolidations, business continuity services, and its OEM alliances. Global Services revenue growth in support of non-IBM hardware deployment continues to moderate due to the slowdown in personal computer, telecommunications and networking equipment providers. Business Innovation Services (BIS) revenue grew but it was affected the most by the current economic environment. This business includes consulting and systems integration. Despite a slowdown in the BIS market, especially in the U.S., customers continued to deploy e-business applications such as customer relationship management and supply chain management and to perform e-business integration of their business processes and multiple applications.

      Revenue comparisons in 2000 were adversely affected by two events: the sale of the Global Network to AT&T in 1999 and the decline in Y2K services activity year over year. After adjusting for those two factors, Global Services revenue (excluding maintenance) increased 9 percent in 2000 versus 1999. (See "Divestitures," on page 82 for additional information about the Global Network sale.) In 2000, Integrated Technology Services revenue was affected by the loss of revenue due to the sale of the Global Network and BIS was affected primarily by the decline in Y2K activity. BIS recovered in the second half of 2000 as customers shifted from mature offerings such as custom systems integration and Y2K remediation to the company's e-business offerings. BIS revenue, exclusive of Y2K and custom systems integration, experienced strong growth in 2000.

      In 2001, the company signed contracts totaling $51 billion, including 39 contracts in excess of $100 million, six of which exceeded $1 billion. These transactions contributed to a services backlog at December 31, 2001, of $102 billion compared with $85 billion at December 31, 2000. The company experienced an acceleration in contract signings in the fourth quarter of 2001 and a strong pipeline of contracts at December 31, 2001, that should have a positive effect on Global Services revenue growth in 2002. Also, in 2002, the annuity-like portions of Global Services, particularly outsourcing and maintenance, should mitigate the downturn in other businesses until the economy recovers. To extend the benefits of outsourcing, the company is in the forefront of e-sourcing--the delivery of infrastructure, applications and business processes over the Internet as a service. The company intends to provide the infrastructure technologies that all of these service providers will require, as well as to provide many of the services themselves.

      Global Services gross profit dollars increased 8.6 percent in 2001 compared to 2000 and were essentially flat in 2000 versus 1999. The gross profit margin increased 0.8 points in 2001 versus 2000 and declined 0.9 points in 2000 versus 1999. The increases in both gross profit dollars and gross profit margin in 2001 were a result of reduced labor and parts costs across all geographies for maintenance offerings and cost reductions across all services offerings. The decline in gross profit margin in 2000 was primarily driven by lower utilization rates in BIS and Integrated Technology Services due to rapid hiring and retraining associated with rebalancing skills toward e-business services. Also contributing to the decline was a revenue shift to OEM alliances, which have a lower gross profit margin. These declines were partially offset by an improvement in the maintenance gross profit margin.

HARDWARE

(dollars in millions)                      2001            2000            1999
--------------------------------------------------------------------------------
Revenue                                 $33,392         $37,777         $37,888
Cost                                     24,137          27,038          27,591
--------------------------------------------------------------------------------
Gross profit                            $ 9,255         $10,739         $10,297
================================================================================
Gross profit margin                        27.7%           28.4%           27.2%

Hardware revenue declined 11.6 percent (8 percent at constant currency) in 2001 versus 2000 and was essentially flat (up 2 percent at constant currency) in 2000 compared with 1999.

      Effective in the first quarter 2001, the company made changes in the organization of its Hardware segment. These changes include the transfer of the xSeries (Intel-based) servers from the Personal Systems segment to the Enterprise Systems segment, and the transfer of the Printing Systems Division from the Technology segment to the newly formed Personal and Printing Systems segment, consisting of the realigned Personal Computer Division, Retail Store Solutions Division and the Printing Systems Division. All amounts disclosed herein for all years presented have been reclassified to conform with these changes.

      In 2001, Enterprise Systems revenue declined 3.2 percent from 2000, following an increase of 2.6 percent in 2000 versus 1999. zSeries revenue grew in 2001, the first full year of revenue growth since 1989, a clear recognition of the unique advantages mainframes offer to the company's customers. Total deliveries of zSeries computing power increased more than 30 percent as measured in MIPS (millions of instructions per second) versus 2000. In addition, revenue growth in storage products was driven by high-end products ("Shark"). pSeries revenue decreased in 2001 as the market for UNIX-based servers declined substantially, but the new high-end

                              Management Discussion

                   INTERNATIONAL BUSINESS MACHINES CORPORATION
                            AND SUBSIDIARY COMPANIES

"Regatta" servers began shipping in December 2001, and were sold out in the fourth quarter. Entry and mid-range pSeries revenue declined in 2001, but the company will strengthen these products by bringing Regatta's Power-4 technology to the products later in 2002. Revenue from iSeries declined in 2001; however, it benefited from server consolidations and Linux late in the year. Although the pSeries and iSeries servers had declining revenue, these products gained market share in 2001 against their competitors. xSeries revenue also declined, reflecting the extremely competitive environment in the Intel-based server market.

      The company is investing in an initiative (project eLiza) that will deliver self-managing systems technology across the company's entire e-server product portfolio within the next five years. Project eLiza involves developing systems that can configure, optimize, fix and protect themselves. This project will give businesses the ability to manage systems and technology that are significantly more complex than those in existence today.

      In 2000, revenue increased for both xSeries servers and pSeries UNIX servers, with particular strength in the mid-range and high-end pSeries Web servers. In addition, revenue from the company's storage products, which include "Shark," increased in 2000. These increases were partially offset by revenue declines for the mid-range iSeries servers and the zSeries servers in 2000 as compared to 1999.

      Personal and Printing Systems revenue declined 20.6 percent in 2001 from 2000, following a decrease of 3.2 percent in 2000 versus 1999 with personal computers, retail store solutions and printing systems all showing declines. The personal computer revenue decline reflects demand weakness and price erosion across all product lines. The company continues to focus on reducing cost and expense in the personal computer business as well as achieving maximum utilization through the company's direct fulfillment channel via the Internet. In the fourth quarter of 2001, 44 percent of the personal computer division revenue was through the direct fulfillment channel via the Internet versus 34 percent in 2000. In February 2002, the company completed the sale of its U.S. and European desktop personal computer manufacturing to Sanmina-SCI. Pursuant to the transaction agreement, the company will outsource its NetVista desktop manufacturing operations to Sanmina-SCI. This transaction will allow the company to eventually further lower its cost, while it continues to develop and sell a full line of personal computer products and services as part of its end-to-end solutions to help customers build their computer infrastructure.

      The change in 2000 revenue was driven by decreased revenue in desktop personal computer and retail store solutions revenue, partially offset by increased mobile products revenue. The decline in desktop revenue was driven by consumer products, as the company decided in 1999 to exit retail channels in the U.S. and Europe.

      Technology revenue in 2001 decreased 6.4 percent when compared with 2000, following an increase of 6.1 percent in 2000 versus 1999. The decline in the Technology segment revenue was driven by the semiconductor industry's severe downturn which began affecting the company in the second quarter of 2001. In addition, HDD revenue declined as the company's ability to sell HDDs is highly dependent on the personal computer industry. The uncertainty in this industry is affecting both the company's HDD and personal computer results. The company continues to evaluate various alternatives to mitigate the impact of HDDs on the results of the company. These alternatives include, among other actions, rebalancing sources of supply and re-examining manufacturing efficiencies. The increase in 2000 revenue was driven by strong growth in custom logic, networking and pervasive computing products, partially offset by lower HDD revenue.

      The company took actions in 1999 in the microelectronics and HDD areas that were aimed at strengthening the Technology segment over the long-term. Those actions were intended to shift the focus of the Technology segment to higher margin businesses and more efficient operations.

      Hardware gross profit dollars decreased 13.8 percent in 2001 from 2000, following a 4.3 percent increase in 2000 versus 1999. The Hardware gross profit margin declined 0.7 points in 2001 following an increase of 1.2 points in 2000 versus 1999. The decline in gross profit dollars and gross profit margin was primarily due to lower volumes in the company's Technology segment and pricing pressures in personal computers and HDDs.

      The increase in 2000 gross profit margin was primarily driven by improved margins in microelectronics and personal computers.

SOFTWARE

(dollars in millions)                      2001            2000            1999
--------------------------------------------------------------------------------
Revenue                                 $12,939         $12,598         $12,662
Cost                                      2,265           2,283           2,240
--------------------------------------------------------------------------------
Gross profit                            $10,674         $10,315         $10,422
================================================================================
Gross profit margin                        82.5%           81.9%           82.3%

                              Management Discussion

                   INTERNATIONAL BUSINESS MACHINES CORPORATION
                            AND SUBSIDIARY COMPANIES

      Software revenue increased 2.7 percent (7 percent at constant currency) in 2001, following a decline of 0.5 percent (up 4 percent at constant currency) in 2000 from 1999. The company's middleware products grew revenue 5 percent (9 percent at constant currency) in 2001 and 3 percent (8 percent at constant currency) in 2000. Middleware comprises data management, transaction processing, Tivoli systems management and Lotus Notes messaging and collaboration for both IBM and non-IBM platforms. Middleware revenue increases in 2001 and 2000 were driven by strong growth in WebSphere (Web application server software), DB2 (data management) and MQSeries (business integration software) offerings. Revenue from the acquisition of the Informix database business in July 2001 contributed about 62 percent of the middleware software growth in 2001. These increases were partially offset by revenue declines in Tivoli and Lotus products. Although revenue was down in both 2001 and 2000 in Tivoli and Lotus businesses, both units grew revenue sequentially from quarter to quarter within 2001. The company continues to focus on helping customers use IBM's software to transform businesses to e-businesses across all platforms. To achieve this, the company uses its services offerings, 74 strategic alliances, 56,000 business partners and a 10,000-person dedicated software sales force. These provide the company with strong momentum in its Software business as it enters 2002.

      Operating systems software revenue declined 3 percent (up 1 percent at constant currency) in 2001 and 9 percent (5 percent at constant currency) in 2000 compared with the prior year. The decline in 2001 resulted from lower revenue associated with iSeries and pSeries server products. The decline in 2000 was driven by lower revenue associated with e-server products and legacy (S/390, AS/400 and RS/6000) products.

      Software gross profit dollars increased 3.5 percent in 2001 from 2000, following a decrease of 1.0 percent in 2000 from 1999. The Software gross profit margin improved 0.6 points in 2001 following a decline of 0.4 points in 2000 compared to 1999. The increase in gross profit dollars and gross profit margin was primarily due to higher Software revenue, lower service costs and purchased vendor software, partially offset by higher amortization costs and vendor royalty payments in 2001 versus 2000. The decline in gross profit dollars and gross profit margin in 2000 was primarily due to lower revenue, higher costs for purchased vendor software and higher vendor royalty payments, partially offset by lower amortization and services costs.

GLOBAL FINANCING

(dollars in millions)                      2001            2000*           1999*
--------------------------------------------------------------------------------
Revenue                                 $ 3,426         $ 3,465         $ 3,137
Cost                                      1,693           1,965           1,821
--------------------------------------------------------------------------------
Gross profit                            $ 1,733         $ 1,500         $ 1,316
================================================================================
Gross profit margin                        50.6%           43.3%           41.9%

* RECLASSIFIED TO CONFORM WITH 2001 PRESENTATION.

Global Financing revenue declined 1.1 percent (up 1 percent at constant currency) in 2001 from 2000, following an increase of 10.4 percent (13 percent at constant currency) in 2000 versus 1999. The decline in 2001 was primarily a result of a lower earnings-generating asset base and lower used equipment sales. The revenue increase in 2000 over 1999 was due to higher used equipment sales and commercial financing activity.

      Global Financing gross profit dollars increased 15.5 percent in 2001 versus 2000, following an increase of 14.0 percent in 2000 versus 1999. The Global Financing gross profit margin improved 7.3 points in 2001 following an increase of 1.4 points in 2000 as compared to 1999. The increases in 2001 gross profit dollars and gross profit margin were primarily driven by lower borrowing costs related to the current interest rate environment and increased margin in used equipment sales. The increase in 2000 was primarily driven by higher sales of used equipment and an improving gross profit margin on these sales. See Management Discussion on page 62 for additional information regarding Cost of Global Financing reclassification effective in 2001. All amounts displayed herein for all years presented have been reclassified to conform with these changes. (Also see the "Debt and Equity" section of Management Discussion on pages 66 and 67 for additional discussion of Global Financing debt.)

ENTERPRISE INVESTMENTS/OTHER

(dollars in millions)                      2001            2000            1999
--------------------------------------------------------------------------------
Revenue                                 $ 1,153         $ 1,404         $ 1,689
Cost                                        634             747           1,038
--------------------------------------------------------------------------------
Gross profit                            $   519         $   657         $   651
================================================================================
Gross profit margin                        45.0%           46.8%           38.5%

As expected, Enterprise Investments/Other revenue decreased 17.9 percent (14 percent at constant currency) from 2000, following a decrease of 16.9 percent (13 percent at constant currency) in 2000 from 1999. The decreases in revenue were a result of the company's strategy to shift development and distribution of custom-made products to third-party

                              Management Discussion

                   INTERNATIONAL BUSINESS MACHINES CORPORATION
                            AND SUBSIDIARY COMPANIES

companies. In addition, computer-aided three-dimensional interactive application (CATIA) related products revenue decreased in 2001 versus 2000, and their revenue grew slightly in 2000 versus 1999.

      The gross profit dollars from Enterprise Investments/Other declined 21.0 percent in 2001 versus 2000 and increased 0.9 percent in 2000 versus 1999. The Enterprise Investments/Other gross profit margin declined 1.8 points in 2001 following an increase of 8.3 points in 2000 versus 1999. The decline in 2001 gross profit dollars and margin was primarily a result of lower revenue in 2001 as compared to 2000. The increase in 2000 gross profit dollars and margin was primarily due to a shift in the mix of revenue to products that have a higher gross profit margin than the product lines the company discontinued in 1999.

EXPENSE AND OTHER INCOME

Amounts within the Expense and Other Income section of the Consolidated Statement of Earnings have been reclassified to provide additional details. See "Reclassifications," on page 79.

(dollars in millions)                      2001            2000*            1999*
--------------------------------------------------------------------------------
Selling, general and
  administrative                        $17,197         $17,535         $16,294
Percentage of revenue                      20.0%           19.8%           18.6%
Research, development
  and engineering                         5,290           5,374           5,505
Percentage of revenue                       6.2%            6.1%            6.3%
Intellectual property
  and custom
  development income                     (1,535)         (1,728)         (1,506)
Other (income) and expense                 (361)         (1,008)           (848)
Interest expense                            238             347             352
--------------------------------------------------------------------------------
Total expense and
  other income                          $20,829         $20,520         $19,797
================================================================================

* RECLASSIFIED TO CONFORM WITH 2001 PRESENTATION.

Selling, general and administrative (SG&A) expense declined 1.9 percent in 2001 versus 2000, following an increase of 7.6 percent in 2000 compared with 1999.

      See "Expense and Other Income," on page 76 for a description of the expenses.

      The company continued to reduce its SG&A expense by using technology to improve its efficiency. The increased use of e-procurement, ibm.com, e-Care for customer support and other actions related to the company's ongoing e-business transformation resulted in substantial productivity improvements in 2001. In addition, the company continued to reduce discretionary spending such as travel and consulting in 2001 and benefited from lower goodwill amortization expense during the year as goodwill relating to several older acquisitions became fully amortized. The decreases were partially offset by higher charges taken for workforce rebalancing actions and bad debt expense in 2001 versus 2000. Future levels of SG&A expense arising from bad debt expense will depend upon the prevailing economic conditions, estimated value of collateral, and the overall health of and any concentrations in the company's receivables portfolio.

      The increase in 2000 SG&A expense was primarily driven by the 1999 net pre-tax benefit of $2,107 million associated with the sale of the Global Network, actions taken by the company in 1999 to improve its competitiveness and to strengthen the company's overall business portfolio, and implementation of a change in personal computers' depreciable lives. (See "Divestitures," on page 82, and note q, "1999 Actions," on pages 91 through 93 for further information.) Excluding the 1999 actions and sale of the Global Network, 2000 SG&A expense would have declined 4.7 percent versus 1999. In addition, the percentage of revenue would have been 21.0 percent for 1999.

      As described in "New Standards to be Implemented," on pages 80 and 81, the company adopted new accounting rules that eliminate the amortization of goodwill on January 1, 2002. The new rules also provide for no goodwill amortization on any acquisitions that occurred after June 30, 2001. The amount of goodwill amortization, net of tax, that was recorded in 2001, 2000 and 1999 was $262 million, $436 million, and $420 million, respectively. The amount of goodwill amortization, net of tax, that would have been recorded in 2002 if the new rules were not adopted on January 1, 2002, (excluding the Informix acquisition that occurred after June 30, 2001, and any other post-2001 acquisition) would have been $244 million.

      Research, development and engineering (RD&E) expense declined 1.6 percent in 2001 from 2000, following a decrease of 2.4 percent in 2000 from 1999. The decline in 2001 was a result of actions taken to reduce overhead. In addition, the company reprioritized its spending to increase its investment in high-growth opportunities such as e-business, initiatives to support Linux and middleware software products. In addition, as discussed on page 59, the company is also investing in project eLiza that will deliver self managing systems technology across its entire e-server product portfolio, within the next five years. The decline in 2000 is primarily due to a $111 million pre-tax charge taken in 1999 for acquired in-process research and development (IPR&D) associated with the acquisition of Sequent Computer Systems, Inc., Mylex Corporation and DASCOM, Inc. See note c, "Acquisitions/Divestitures," on page 82 for further detail about the IPR&D charge.

                              Management Discussion

                   INTERNATIONAL BUSINESS MACHINES CORPORATION
                            AND SUBSIDIARY COMPANIES

      As a result of its ongoing research and development efforts, the company was awarded the most U.S. patents in 2001 for the ninth consecutive year, with a record 3,411 issued by the U.S. Patent and Trademark Office. This represents nearly a 20 percent increase over its previous record of 2,886 set in 2000, and the company becomes the first patent holder in history to be granted more than 3,000 U.S. patents in a single year.

      More than one-third of the technologies the company patented last year are already being applied to its product and service offerings. For example, magnetic recording media with antiferromagnetically coupled (AFC) ferromagnetic films as the recording layer is the company's "pixie dust" patent. Pixie dust is a new type of magnetic coating that is eventually expected to quadruple the data density of current hard disk drive products. In 2001, the company shipped more than 5.3 million disk drives manufactured with AFC.

      Intellectual property and custom development income include both sales and other transfers as well as license/royalty bearing fee transfers. The sales and other transfers in 2001, which included $280 million of pre-tax income from the transfer of the company's optical transceiver intellectual property, declined from 2000 due to lower activity. These amounts can vary from year to year. The amount of income from intellectual property licensing/royalty-based fee transactions has declined in recent years and may continue this trend in 2002. See "Intellectual Property and Custom Development Income," on page 91 for additional information.

      Other income and expense declined 64.2 percent in 2001 versus 2000 and increased 18.9 percent in 2000 versus 1999. The decline in 2001 was primarily due to write-downs ($405 million) of certain equity investments for other-than-temporary market declines. In addition, the company realized lower gains from sales of securities and other investments, lower interest income (other than from the company's Global Financing business transactions) and lower net realized gains from certain real estate activities in 2001 versus 2000. The increase in 2000 versus 1999 was primarily a result of higher net realized gains from certain real estate activity and an increase in foreign currency transaction gains, partially offset by lower interest income and lower gains from sales of securities and other investments.

      Effective January 1, 2001, interest expense is presented in Cost of Global Financing in the Consolidated Statement of Earnings if the related external borrowings to support the Global Financing business were issued by either the company or its Global Financing unit (see pages 66 and 67 for a discussion of Global Financing debt and interest expense). In prior periods, the caption only included interest related to direct external borrowings of Global Financing. Prior period results have been reclassified to conform with the current period presentation.

      Interest expense, excluding amounts recorded in Cost of Global Financing, declined 31.4 percent in 2001 from 2000 and 1.4 percent in 2000 versus 1999. The declines were primarily due to lower average interest rates and a decline in average debt outstanding in the periods.

      The following table provides the total pre-tax (income)/cost for retirement-related plans for 2001, 2000 and 1999. (Income)/cost amounts are included as a reduction from/addition to, respectively, the company's cost and expense amounts on the Consolidated Statement of Earnings.

RETIREMENT-RELATED BENEFITS

(dollars in millions)                      2001            2000            1999
--------------------------------------------------------------------------------
Total retirement-
  related plans                         $  (437)        $  (327)        $    83
================================================================================
Comprise:
  Defined benefit
   and contribution
   pension plans                           (841)           (728)           (288)
  Nonpension post-
   retirement benefits                      404             401             371

The additional income contributed by the defined benefit plans of the company in 2001 was principally due to the long-term investment returns generated by the pension trust assets. As discussed in "Retirement-Related Benefits," on pages
76 and 77, there will almost always be a difference in any given year between the company's expected return on plan assets and the actual return. These differences are spread over time in accordance with Statement of Financial Accounting Standards (SFAS) No. 87, "Employers' Accounting for Pensions." Although actual returns in 2001 were less than expected returns in the U.S. pension plan, the cumulative excess of actual returns over expected returns was $5.3 billion since 1986 (the year in which the company was required to adopt SFAS No. 87). Each year's difference is recognized over a number of years following the year that each difference arises. Therefore, the 2001 shortfall between actual and expected returns in the U.S. will be recognized in the net periodic pension calculation over the next five years along with the excess actual versus expected returns in recent years and any other differences arising in future years.

      Although the income from defined benefit pension plans represents a contribution to the company's reported Income before income taxes, these amounts are partially offset by the costs of the company's nonpension postretirement medical benefits. Moreover, these amounts have positive implications for the company's employees, retirees and shareholders. The returns that the fund has experienced over time resulted in these benefits. As a result, despite the recent downturn in the equity and financial markets, the trust funds have continued

                              Management Discussion

                   INTERNATIONAL BUSINESS MACHINES CORPORATION
                            AND SUBSIDIARY COMPANIES

to provide the capacity to meet their obligations to current and future retirees.

      The largest retirement-related benefit plan is the U.S. Personal Pension Plan (PPP). See page 96 for the impact that the PPP had on the company's Income before income taxes. The following is a discussion of the impacts of recent changes relating to the PPP on the company's financial results. Refer to page 98 for a table containing the actuarial assumption changes.

      The following is the historical actual average rates of return on plan assets in the PPP:

                                          2001      2000      1999      1998      1997
--------------------------------------------------------------------------------------
Actual annualized rates of return:
   15-year average                       10.3%     11.9%     13.5%     12.8%     13.0%
   10-year average                       10.0%     12.5%     12.3%     12.7%     12.4%
Expected rate
  of return
  assumptions                            10.0%     10.0%      9.5%      9.5%      9.5%

The company uses long-term historical actual return experience, the expected investment mix of the plans' assets, and future estimates of long-term investment returns to develop its expected rate of return assumption used in the net periodic pension calculation. This assumption is reviewed and set annually at the beginning of each year. Accordingly, the change for 2000 and the decision to leave the rate unchanged in 2001 was made at the beginning of each respective year. At the beginning of 2002, using the process described above, the company reduced its expected long-term return on the U.S. plan asset assumption from
10.0 percent to 9.5 percent. This change and the impact of 2002 changes in the expected long-term rate of return on plan assets for certain non-U.S. plans is expected to reduce 2002 net retirement plan income by approximately $350 million. The change in expected long-term return on U.S. plan assets in 2000 resulted in an additional $195 million of net retirement plan income for the year ended December 31, 2000.

      The company annually sets its discount rate assumption for retirement-related benefits accounting to reflect the rates available on high-quality, fixed-income debt instruments. Using this process, the company changed its discount rate assumption for the PPP from 7.25 percent to 7.0 percent, effective December 31, 2001. This change is not expected to have a material effect on the company's 2002 results of operations. The change in the discount rate from 7.75 percent to 7.25 percent, effective December 31, 2000, did not have a significant impact on the company's results of operations for the year ended December 31, 2001. Effective January 1, 2001, the company increased pension benefits to certain recipients who retired before January 1, 1997. The increases ranged from 2.5 percent to 25 percent, and are based on the year of retirement and the pension benefit currently being received. This improvement resulted in an additional cost to the company of approximately $100 million in 2001.

      The change in discount rate assumption for the 2000 U.S. plan year did not have a significant impact on the company's results of operations for the year ended December 31, 2000.

      Future effects of pension plans, including the changes noted above, on the operating results of the company depend on economic conditions, employee demographics, mortality rates and investment performance.

      See note v, "Segment Information," on pages 100 through 105 for additional information about the pre-tax income of each segment, as well as the methodologies employed by the company to allocate shared expenses to the segments.

PROVISION FOR INCOME TAXES

The provision for income taxes resulted in an effective tax rate of 29.5 percent for 2001, compared with the 2000 effective tax rate of 29.8 percent and a 1999 effective tax rate of 34.4 percent. The 4.6 point decrease in the 2000 rate from the 1999 rate was primarily the result of the company's 1999 sale of its Global Network business and various other actions implemented during 1999. Had it not been for these 1999 actions, the company's 1999 effective tax rate would have been 30 percent (essentially flat from 1998 through 2001).

      As reflected in the reconciliation of the company's effective tax rate in note o, "Taxes," on page 90, the increased benefit on the company's tax rate of the foreign tax differential in 2000 was principally due to the U.S. tax benefit from the repatriation of profits previously subject to foreign taxes, partially offset by a less favorable mix of profits arising in markets with lower effective tax rates.

Fourth Quarter

In the quarter ended December 31, 2001, the company had diluted earnings per common share of $1.33, a 10.1 percent decrease compared with diluted earnings per common share of $1.48 in the fourth quarter of 2000. Fourth-quarter 2001 net income was $2.3 billion, a 12.7 percent decrease from $2.7 billion in the year-earlier period. The company's fourth quarter 2001 revenue totaled $22.8 billion, down 10.9 percent (8 percent at constant currency) compared with fourth quarter of 2000.

      In the Americas, fourth-quarter revenue was $9.8 billion, a decrease of
9.1 percent (8 percent at constant currency) from the 2000 period. Revenue from Europe/Middle East/Africa was $6.9 billion, down 6.3 percent (6 percent at constant currency). Asia Pacific revenue declined 9.8 percent (1 percent at constant currency) to $4.5 billion. OEM revenue

                              Management Discussion

                   INTERNATIONAL BUSINESS MACHINES CORPORATION
                            AND SUBSIDIARY COMPANIES

decreased 34.4 percent (33 percent at constant currency) to $1.6 billion compared with the fourth quarter of 2000.

      Revenue from Global Services, including maintenance, declined 1.4 percent (up 1 percent at constant currency) in the fourth quarter to $9.1 billion. Global Services revenue, excluding maintenance, declined 1.6 percent (up 1 percent at constant currency). The company's annuity-like outsourcing and maintenance businesses continued to perform well, but the company felt the economic pressure in Consulting Services and BIS during the quarter. In addition, a slowdown in contract signings in the middle of the year, particularly in short-term engagements, affected the company's fourth quarter revenue. New contract signings for Global Services in the fourth quarter were approximately $15 billion.

      Hardware revenue decreased 24.0 percent (21 percent at constant currency) to $8.7 billion from the 2000 fourth quarter. Mainframe computing capacity, however, grew 12 percent in the fourth quarter, as measured in MIPS. Revenue from the company's UNIX-based pSeries declined, in large part because of transition to the company's new "Regatta" family of UNIX servers, which began shipping on December 14, 2001. Personal computer and microelectronics revenue decreased substantially over the prior year's quarter, principally due to price pressures in personal computers and an ongoing downturn affecting the worldwide semiconductor and OEM markets. Revenue from the company's high-end storage product "Shark" grew in a declining market.

      Software revenue increased 6.0 percent (8 percent at constant currency) to $3.8 billion compared to the prior year's fourth quarter. Overall, the company's middleware software revenue grew 9 percent (10 percent at constant currency). The company's data management and WebSphere products had strong growth versus the fourth quarter of 2000. Although fourth-quarter revenue declined year to year in the company's Tivoli and Lotus businesses, both units had strong revenue growth sequentially. Tivoli and Lotus are benefiting from operational efficiencies gained as a result of integrating their business processes into the company's Software business, which has improved profitability in both units. Operating system revenue declined 4 percent (2 percent at constant currency).

      Global Financing revenue decreased 4.6 percent (4 percent at constant currency) in the fourth quarter to $927 million primarily due to a lower earnings-generating asset base and lower sales of used equipment. As expected, revenue from the Enterprise Investments/Other area, which includes custom-made products to third-party companies, declined 20.0 percent (18 percent at constant currency) compared to the fourth quarter of 2000 to $340 million. The company has been consistently shifting development and distribution of products in this segment to third-party companies.

      The company's total gross profit margin improved to 38.3 percent in the 2001 fourth quarter from 37.3 percent in the 2000 fourth quarter. Gross margins improved in each revenue segment except for Hardware, which declined by 4.1 points, due to low volumes in the Technology segment and pricing pressures in personal computers and HDDs.

      Despite absorbing workforce-balancing actions and write-downs of certain equity investments, the company's Total Expense and Other Income improved 5.6 percent to $5.4 billion. The improvement came from each of the company's two main expense categories: SG&A expense as well as research and development expense. The company continued to reduce its expense and improve operating efficiencies through the use of electronic procurement, sales, education and customer support systems. These systems, known as e-procurement, ibm.com, e-learning and e-Care, have resulted in substantial productivity improvements. The company's fourth quarter 2001 Intellectual property and custom development income, which includes the transfer of the company's optical transceiver intellectual property, was essentially flat compared to such income in 2000.

      The company's tax rate in the fourth quarter was 29.3 percent compared with 29.5 percent in the fourth quarter of 2000.

      The company spent approximately $1.0 billion on common share repurchases in the fourth quarter. The average number of common shares outstanding assuming dilution was lower by 32.6 million shares in fourth quarter of 2001 versus the fourth quarter of 2000, primarily as a result of the ongoing common share repurchase program. The average number of shares assuming dilution was 1,758.0 million in fourth quarter 2001 versus 1,790.6 million in fourth quarter 2000.

Financial Condition

During 2001, the company continued to demonstrate strong financial performance, enabling it to make appropriate investments to support future growth and increase shareholder value. The company spent $5,844 million for research, development and engineering, including software development that was capitalized on the Consolidated Statement of Financial Position, $4,483 million for plant and other property, including machines used in strategic outsourcing contracts; $1,177 million for machines on operating leases with customers; and $5,293 million for the repurchase of the company's common shares. In addition, the company paid cash totaling approximately $916 million of the aggregate $1,082 million purchase price of the company's two acquisitions in 2001. The company had $6,393 million in Cash and cash equivalents and current Marketable securities at December 31, 2001. The company's debt levels declined $1,425 million in 2001 primarily due to a decline in Global Financing debt, offset by an increase in non-global financing debt. The decline in Global

                              Management Discussion

                   INTERNATIONAL BUSINESS MACHINES CORPORATION
                            AND SUBSIDIARY COMPANIES

Financing debt was the result of the decrease in Global Financing assets.

      Effective May 31, 2001, the company arranged global credit facilities totaling $12.0 billion in committed credit lines, including an $8.0 billion five-year facility and a $4.0 billion 364-day facility, replacing the company's $10 billion credit facility which was due to expire in February 2002. Amounts unused and available under these facilities were $11,383 million and $9,103 million at December 31, 2001 and 2000, respectively. In addition, at December 31, 2001 and 2000, the company had in place other lines of credit, most of which were uncommitted, of $6,860 million and $7,646 million, respectively. The amounts unused and available under these primarily uncommitted facilities at December 31, 2001 and 2000, were $4,738 million and $5,111 million, respectively.

      At December 31, 2001 and 2000, the company had a total balance of state and local government loans receivable securitized of $213 million and $136 million, respectively. For additional information, see note i, "Sale and Securitization of Receivables," on page 84.

      The changes in the company's U.S. pension plan during 2001, including the increased benefits for retirees and the 1999 amendment to the plan, are not expected to have a material effect on the company's financial condition.

      The major rating agencies' ratings of the company's debt securities at December 31, 2001, appear in the table below:

                                        Standard         Moody's
                                             and       Investors
                                          Poor's         Service     Fitch, Inc.
--------------------------------------------------------------------------------
Senior long-term debt                         A+              A1             AA-
Commercial paper                             A-1         Prime-1            F-1+

CASH FLOWS

The company's cash flows from operating, investing and financing activities, as reflected in the Consolidated Statement of Cash Flows on page 74, are summarized in the following table:

(dollars in millions)                      2001            2000            1999
--------------------------------------------------------------------------------
Net cash provided from/(used in):
   Operating activities                 $14,265         $ 9,274         $10,111
   Investing activities                  (6,106)         (4,248)         (1,669)
   Financing activities                  (5,309)         (6,359)         (8,625)
Effect of exchange rate
  changes on cash and
  cash equivalents                          (83)           (147)           (149)
--------------------------------------------------------------------------------
Net change in cash and
  cash equivalents                      $ 2,767         $(1,480)        $  (332)
================================================================================

WORKING CAPITAL

(dollars in millions)
AT DECEMBER 31:                                               2001         2000
--------------------------------------------------------------------------------
Current assets                                             $42,461      $43,880
Current liabilities                                         35,119       36,406
--------------------------------------------------------------------------------
Working capital                                            $ 7,342      $ 7,474
================================================================================
Current ratio                                               1.21:1       1.21:1
================================================================================

Current assets decreased $1,419 million due primarily to decreases in accounts receivable of $3,708 million, Inventories of $461 million and Deferred taxes of $299 million, offset by net increases of $2,671 million in Cash and cash equivalents and current Marketable securities, and $378 million in Prepaid expenses and other current assets. The decline in accounts receivable was primarily attributable to lower fourth quarter 2001 revenue volumes as compared to the fourth quarter of 2000. The net increase in Cash and cash equivalents and current Marketable securities was due primarily to an increase in cash from operations and a reduction in common stock transactions, mainly from lower stock repurchases, partially offset by an increase in investment and acquisition activities.

      The company ended 2001 with Inventories of $4,304 million, the lowest level since 1983, primarily as a result of lower inventory levels within the Personal and Printing Systems segment. The company's inventory turnover ratio declined to 5.8 in 2001 from 6.3 in 2000.

      Current liabilities declined $1,287 million from year-end 2000, primarily due to decreases of $1,145 million in Accounts payable, $644 million in Other accrued expenses and liabilities and $293 million in Deferred income, offset by an increase of $983 million in Short-term debt.

INVESTMENTS

The company's investments for Plant, rental machines and other property were $5,660 million for 2001, remaining essentially flat.

In addition to software development expenses included in RD&E expense, the company capitalized $655 million of software costs during 2001, an increase of $90 million from the 2000 period. The increase resulted from increases in capitalized costs for both internal-use software and licensed programs.

      Investments and sundry assets were $17,102 million at the end of 2001, an increase of $2,655 million from 2000, primarily the result of increases in Prepaid pension assets and Informix goodwill, offset by declines in Alliance investments and Deferred taxes. See note h, "Investments and Sundry Assets," on page 84 for additional information.

                              Management Discussion

                   INTERNATIONAL BUSINESS MACHINES CORPORATION
                            AND SUBSIDIARY COMPANIES

      The company continues to invest in its Global Services, Software, Global Financing and selected hardware businesses. The company continues its plans to invest approximately $5 billion in its microelectronics business. These investments include building an advanced 300mm chip-making facility in East Fishkill, New York and expanding its chip-making and chip-packaging operations worldwide. In 2001, approximately $1.2 billion has been spent on these investments. The remaining amount is to be invested over the next three years.

      The company has remaining authorization at December 31, 2001, to purchase $4.6 billion of IBM common shares in the open market from time to time, based on market conditions.

      The company expects to fund all of these investments primarily with cash from ongoing operations.

DEBT AND EQUITY

The company's debt level of $27 billion is almost entirely (more than 94 percent) the result of the company's Global Financing business. The Global Financing business provides financing primarily to the company's customers and business partners. Using the typical financing business model, Global Financing funds its operations primarily through borrowings. It uses a debt to equity ratio of approximately 7 to 1. Global Financing generates income by charging its customers a higher interest rate than the interest expense on Global Financing borrowings.

GLOBAL FINANCING ASSETS AND DEBT

                                             Global            Global
                                           Financing         Financing
                                             Assets             Debt
                                           ---------         ----------
               2001                          36,670             25,545
               2000                          40,822             27,514
               1999                          39,686             26,799
               1998                          40,109             27,754
               1997                          35,444             23,824
               1996                          31,793             20,627
               1995                          28,846             19,722
               1994                          28,670             19,164
               1993                          30,448             21,131
               1992                          32,371             22,397


      The company's operations are essentially self-funding except for the company's Global Financing business which leverages debt.

      As a result, the $5.3 billion of share repurchases, $5.7 billion of capital additions, and $5.8 billion of RD&E spending, including software development that was capitalized on the Consolidated Statement of Financial Position, were made possible from cash generated by operations, not external company borrowings.

      The company's funding requirements are continually monitored and strategies are executed to manage the company's overall asset and liability profile. Additionally, the company maintains sufficient flexibility to access global funding sources as needed. During 2001, the company issued debt denominated in U.S. dollars, Japanese yen, British pounds and Canadian dollars to meet existing financing needs.

      The company's total debt decreased $1,425 million to $27,151 million. Based upon the company's two different capital structures as previously discussed in this section, the analysis of this change and certain ratios are discussed below on both a Global Financing and a non-global financing basis.

GLOBAL FINANCING

(dollars in millions)
AT DECEMBER 31:                                               2001         2000
--------------------------------------------------------------------------------
Assets*                                                    $36,670      $40,822
Debt**                                                      25,545       27,514
Equity                                                       3,756        4,142
--------------------------------------------------------------------------------
Debt/Equity                                                   6.8x         6.6x

* GLOBAL FINANCING ASSETS INCLUDE CASH, FINANCING RECEIVABLES (SEE NOTE F, "FINANCING RECEIVABLES," ON PAGE 83), INTERCOMPANY AMOUNTS, RENTAL MACHINE FIXED ASSETS AND OTHER ASSETS.

** THE TOTAL INTEREST EXPENSE RELATED TO GLOBAL FINANCING DEBT ABOVE IS PRESENTED IN THE GLOBAL FINANCING COLUMN ON PAGE 67.

As discussed above, the Global Financing segment is a financial services business and is, therefore, more debt dependent than the company's other businesses. At December 31, 2001, more than 94 percent of the company's total debt was used to fund this business, and supported almost 42 percent of the company's total assets. In 2001, Global Financing debt to equity ratio increased to 6.8x, which is within management's acceptable target range.

      The company's Global Financing business provides funding predominantly for the company's external customers but also provides financing for the company including the funding to support the Global Services business' long-term customer services contracts. All of these financing arrangements are at arm's-length rates based upon market conditions. The company manages and measures the Global Financing business as if it approximates a stand-alone business that includes both the external financing and related company financing described above. Accordingly, the Global Financing debt discussed above and Cost of Global Financing discussed below support both of these Global Financing activities.

      All intercompany transactions are eliminated in the Consolidated Statement of Earnings and therefore, the financing revenue associated with the financing provided by Global Financing to the company is eliminated in consolidation. Accordingly, the interest expense from the company's external

                              Management Discussion

                   INTERNATIONAL BUSINESS MACHINES CORPORATION
                            AND SUBSIDIARY COMPANIES

borrowings that supports such financing revenue is classified in the Interest expense caption of the Consolidated Statement of Earnings as opposed to the Cost of Global Financing caption.

      The reconciliation of the segment amounts to the Consolidated Statement of Earnings amounts for the years 2001, 2000 and 1999 is as follows:

                                Global    Non-Global  Consolidated  Consolidated
(dollars in millions)        Financing     Financing  Eliminations       Results
--------------------------------------------------------------------------------
2001
COST OF GLOBAL
  FINANCING                     $1,140        $   --        $(176)        $  964
INTEREST EXPENSE                    --            62          176            238

2000*
Cost of Global
  Financing                     $1,319        $   --        $(237)        $1,082
Interest expense                    --           110          237            347

1999*
Cost of Global
  Financing                     $1,232        $   --        $(132)        $1,100
Interest expense                    --           220          132            352

* RECLASSIFIED TO CONFORM WITH 2001 PRESENTATION.

NON-GLOBAL FINANCING

(dollars in millions)
AT DECEMBER 31:                                         2001               2000
--------------------------------------------------------------------------------
Debt*                                                 $1,606             $1,062
Debt/Capitalization                                      7.5%               6.1%

* NON-GLOBAL FINANCING DEBT IS THE COMPANY'S TOTAL EXTERNAL DEBT LESS THE GLOBAL FINANCING DEBT DESCRIBED IN THE GLOBAL FINANCING TABLE ON PAGE 66.

The company's non-global financing businesses generate significant cash from ongoing operations and therefore generally do not require a significant amount of debt. Cash flows from operations are these businesses' primary source of funds for future investments.

      The increase in the non-global financing debt is consistent with the company's cash and debt arrangement strategies and should be considered in conjunction with the increase in cash in the same period.

      A review of the company's debt and equity should also consider other contractual obligations and commitments, which are disclosed elsewhere in the financial section. These amounts are summarized in one table below to facilitate a reader's review.

CONTRACTUAL OBLIGATIONS

                                                                                    Payments Due In
                                                  BALANCE AS OF      -------------------------------------------
(dollars in millions)                             DEC. 31, 2001        2002     2003-04     2005-06   After 2006
----------------------------------------------------------------------------------------------------------------
Long-term debt                                          $20,429      $5,186      $4,607      $4,165       $6,471
Lease commitments                                         5,734       1,378       1,927       1,062        1,367

COMMITMENTS

                                                                                 Amounts Expiring In
                                                  BALANCE AS OF      -------------------------------------------
(dollars in millions)                             DEC. 31, 2001        2002     2003-04     2005-06   After 2006
----------------------------------------------------------------------------------------------------------------
Unused lines of credit                                   $4,088      $3,127        $395       $259          $307
Other commitments                                           269         140         129         --            --
Financial guarantees                                        218          87          37          8            86

Unused lines of credit represent amounts available to the company's dealers to support their working capital needs and available lines of credit relating to the company's syndicated loan activities. Other commitments primarily include the company's commitments to provide financing to customers for their future purchases of the company's products. Financial guarantees represent guarantees for certain loans and financial commitments the company had made as of December 31, 2001.

STOCKHOLDERS' EQUITY

The company's total consolidated Stockholders' equity increased $2,990 million to $23,614 million at December 31, 2001, primarily due to the increase in Retained earnings, partially offset by the company's ongoing stock repurchase program and Accumulated gains and losses not affecting retained earnings. (See note m, "Stockholders' Equity Activity," on pages 88 and 89).

                              Management Discussion

                   INTERNATIONAL BUSINESS MACHINES CORPORATION
                            AND SUBSIDIARY COMPANIES

CURRENCY RATE FLUCTUATIONS

Changes in the relative values of non-U.S. currencies to the U.S. dollar affect the company's results. At December 31, 2001, currency changes resulted in assets and liabilities denominated in local currencies being translated into fewer dollars than at year-end 2000. The currency rate changes had an unfavorable effect on revenue growth of approximately 4 percentage points in 2001, approximately 3 percentage points in 2000 and minimal effect in 1999.

      For non-U.S. subsidiaries and branches that operate in U.S. dollars or whose economic environment is highly inflationary, translation adjustments are reflected in results of operations, as required by SFAS No. 52, "Foreign Currency Translation." Generally, the company manages currency risk in these entities by linking prices and contracts to U.S. dollars and entering into foreign currency hedge contracts.

      The company uses a variety of financial hedging instruments to limit specific currency risks related to financing transactions and other foreign currency-based transactions. Further discussion of currency and hedging appears in note k, "Derivatives and Hedging Transactions," on pages 85 through 87.

      On January 1, 2001, the company adopted SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." See "Standards Implemented," on pages 79 and 80 for additional information regarding SFAS No. 133.

MARKET RISK

In the normal course of business, the financial position of the company routinely is subjected to a variety of risks. In addition to the market risk associated with interest rate and currency movements on outstanding debt and non-U.S. dollar denominated assets and liabilities, other examples of risk include collectibility of accounts receivable and recoverability of residual values on leased assets.

      The company regularly assesses these risks and has established policies and business practices to protect against the adverse effects of these and other potential exposures. As a result, the company does not anticipate any material losses from these risks.

      The company's debt in support of the Global Financing business and the geographic breadth of the company's operations contain an element of market risk from changes in interest and currency rates. The company manages this risk, in part, through the use of a variety of financial instruments including derivatives, as explained in note k, "Derivatives and Hedging Transactions," on pages 85 through 87.

      To meet disclosure requirements, the company performs sensitivity analysis to determine the effects that market risk exposures may have on the fair values of the company's debt and other financial instruments.

      The financial instruments that are included in the sensitivity analysis comprise all of the company's cash and cash equivalents, marketable securities, long-term non-lease receivables, investments, long-term and short-term debt and all derivative financial instruments. The company's portfolio of derivative financial instruments includes interest rate swaps, interest rate options, foreign exchange swaps, forward contracts and option contracts.

      To perform the sensitivity analysis, the company assesses the risk of loss in fair values from the effect of hypothetical changes in interest rates and foreign currency exchange rates on market-sensitive instruments. The market values for interest and foreign currency exchange risk are computed based on the present value of future cash flows as affected by the changes in rates that are attributable to the market risk being measured. The discount rates used for the present value computations were selected based on market interest and foreign currency exchange rates in effect at December 31, 2001 and 2000, respectively. The differences in this comparison are the hypothetical gains or losses associated with each type of risk.

      Information provided by the sensitivity analysis does not necessarily represent the actual changes in fair value that the company would incur under normal market conditions because, due to practical limitations, all variables other than the specific market risk factor are held constant. In addition, the results of the model are constrained by the fact that certain items are specifically excluded from the analysis, while the financial instruments relating to the financing or hedging of those items are included by definition. Excluded items include leased assets, forecasted foreign currency cash flows, and the company's net investment in foreign operations. As a consequence, reported changes in the values of some of the financial instruments affecting the results of the sensitivity analysis are not matched with the offsetting changes in the values of the items that those instruments are designed to finance or hedge.

      The results of the sensitivity analysis at December 31, 2001, and December 31, 2000, are as follows:

INTEREST RATE RISK

At December 31, 2001, a 10 percent decrease in the levels of interest rates with all other variables held constant would result in a decrease in the fair market value of the company's financial instruments of $177 million as compared with a decrease of $99 million at December 31, 2000. A 10 percent increase in the levels of interest rates with all other variables held constant would result in an increase in the fair value of the company's financial instruments of $151 million as compared to $83 million at December 31, 2000. Changes in the relative sensitivity of the fair value of the company's financial

                              Management Discussion

                   INTERNATIONAL BUSINESS MACHINES CORPORATION
                            AND SUBSIDIARY COMPANIES

instrument portfolio for these theoretical changes in the level of interest rates are primarily driven by changes in the company's debt maturity, interest rate profile and amount. In 2001 versus 2000, the reported increase in interest rate sensitivity is primarily due to reductions in the company's "receive fixed/pay floating" interest rate swap portfolio that had been utilized in 2000 to more closely match the maturity profile of the company's fixed-rate debt.

FOREIGN CURRENCY EXCHANGE RATE RISK

At December 31, 2001, a 10 percent weaker U.S. dollar against foreign currencies with all other variables held constant would result in a decrease in the fair value of the company's financial instruments of $1,401 million as compared with a decrease of $1,352 million at December 31, 2000. Conversely, a 10 percent stronger U.S. dollar against foreign currencies with all other variables held constant would result in an increase in the fair value of the company's financial instruments of $1,440 million compared to $1,435 million at December 31, 2000.

FINANCING RISKS

Financing is an integral part of the company's total worldwide offerings. Inherent in financing are certain risks, including credit, interest rate, currency and residual value. The company manages credit risk through comprehensive credit evaluations and pricing practices. To manage the risks associated with an uncertain interest rate environment, the company pursues a funding strategy of substantially matching the interest rate profile of its debt with the interest rate profile of its assets. Currency risks are managed by denominating liabilities in the same currency as the assets.

      Residual value risk is managed by developing projections of future equipment values at lease inception, reevaluating these projections quarterly, and effectively deploying remarketing capabilities to recover residual values and potentially earn a profit. The following table presents the recorded amount of unguaranteed residual values for sales-type and operating leases at December 31, 1999, 2000 and 2001. In addition, the table below presents the run-out of the unguaranteed residual value over the remaining lives of these leases at December 31, 2001.

                                               Total                           Run-Out of 2001 Balance
                                  -----------------------------        ---------------------------------------
                                                                                                      2005 and
(dollars in millions)              1999*       2000*       2001        2002        2003        2004     beyond
--------------------------------------------------------------------------------------------------------------
Sales-type leases                 $  771      $  785     $  791        $236        $273        $220        $62
Operating leases                     609         396        334         172          95          44         23
--------------------------------------------------------------------------------------------------------------
Total residual value              $1,380      $1,181     $1,125        $408        $368        $264        $85
==============================================================================================================

* RESTATED TO INCLUDE RESIDUAL VALUE ASSOCIATED WITH NON-INFORMATION TECHNOLOGY (I/T) EQUIPMENT. (AMOUNTS WERE INCLUDED IN THE NARRATIVE IN PRIOR YEARS.)

Accounting Estimates

Accounting under generally accepted accounting principles requires the use of estimates. The company's note a, "Significant Accounting Policies," starting on page 75 describes the important estimates used by the company.

Employees and Related Workforce

                                                                                             Percentage Changes
---------------------------------------------------------------------------------------------------------------
                                                           2001        2000        1999     2001-00    2000-99
---------------------------------------------------------------------------------------------------------------
IBM/wholly owned subsidiaries                           319,876     316,303     307,401         1.1        2.9
Less-than-wholly owned subsidiaries                      25,403      21,886      17,176        16.1       27.4
Complementary                                            21,300      25,500      29,800      (16.5)     (14.4)

Employees at IBM and its wholly owned subsidiaries in 2001 increased 3,573 from last year. Although the rate of growth of the company's workforce slowed in 2001, primarily due to workforce rebalancing initiatives, the company continued to hire at a strong pace. Global Services, for example, hired nearly 14,000 people in 2001. Acquisitions, particularly the Informix database business, added to the 2001 workforce as well.

      In less than wholly owned subsidiaries, the number of employees increased from last year, particularly in Europe and China. This growth reflects a new subsidiary in Europe related to a major services venture with Fiat SpA, and growth in China to support a rapidly expanding I/T infrastructure.

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

                       Consolidated Statement of Earnings

                   INTERNATIONAL BUSINESS MACHINES CORPORATION
                            AND SUBSIDIARY COMPANIES


(dollars in millions except per share amounts)
FOR THE YEAR ENDED DECEMBER 31:                                Notes         2001          2000*         1999*
---------------------------------------------------------------------------------------------------------------
REVENUE:
Global Services                                                          $ 34,956       $ 33,152      $ 32,172
Hardware                                                                   33,392         37,777        37,888
Software                                                                   12,939         12,598        12,662
Global Financing                                                            3,426          3,465         3,137
Enterprise Investments/Other                                                1,153          1,404         1,689
---------------------------------------------------------------------------------------------------------------
TOTAL REVENUE                                                              85,866         88,396        87,548
---------------------------------------------------------------------------------------------------------------
COST:
Global Services                                                            25,355         24,309        23,304
Hardware                                                                   24,137         27,038        27,591
Software                                                                    2,265          2,283         2,240
Global Financing                                                 j          1,693          1,965         1,821
Enterprise Investments/Other                                                  634            747         1,038
---------------------------------------------------------------------------------------------------------------
TOTAL COST                                                                 54,084         56,342        55,994
---------------------------------------------------------------------------------------------------------------
GROSS PROFIT                                                               31,782         32,054        31,554
---------------------------------------------------------------------------------------------------------------
EXPENSE AND OTHER INCOME:
Selling, general and administrative                              p         17,197         17,535        16,294
Research, development and engineering                            p          5,290          5,374         5,505
Intellectual property and custom development income              p        (1,535)        (1,728)       (1,506)
Other (income) and expense                                       p          (361)        (1,008)         (848)
Interest expense                                               j & k          238            347           352
---------------------------------------------------------------------------------------------------------------
TOTAL EXPENSE AND OTHER INCOME                                             20,829         20,520        19,797
---------------------------------------------------------------------------------------------------------------
INCOME BEFORE INCOME TAXES                                                 10,953         11,534        11,757
Provision for income taxes                                       o          3,230          3,441         4,045
---------------------------------------------------------------------------------------------------------------
NET INCOME                                                                  7,723          8,093         7,712
Preferred stock dividends                                                      10             20            20
---------------------------------------------------------------------------------------------------------------
NET INCOME APPLICABLE TO COMMON STOCKHOLDERS                            $   7,713      $   8,073      $  7,692
---------------------------------------------------------------------------------------------------------------
EARNINGS PER SHARE OF COMMON STOCK:
  ASSUMING DILUTION                                              r      $    4.35      $    4.44      $   4.12
  BASIC                                                          r      $    4.45      $    4.58      $   4.25
===============================================================================================================
AVERAGE NUMBER OF COMMON SHARES OUTSTANDING:
  ASSUMING DILUTION: 2001--1,771,230,599; 2000--1,812,118,422; 1999--1,871,073,912
  BASIC: 2001--1,733,348,422; 2000--1,763,037,049; 1999--1,808,538,346
===============================================================================================================

* RECLASSIFIED TO CONFORM WITH 2001 PRESENTATION.

THE ACCOMPANYING NOTES ON PAGES 75 THROUGH 105 ARE AN INTEGRAL PART OF THE FINANCIAL STATEMENTS.

                  Consolidated Statement of Financial Position

                   INTERNATIONAL BUSINESS MACHINES CORPORATION
                            AND SUBSIDIARY COMPANIES

(dollars in millions except per share amounts)
AT DECEMBER 31:                                                              Notes          2001          2000
---------------------------------------------------------------------------------------------------------------
ASSETS
Current assets:
Cash and cash equivalents                                                               $  6,330     $   3,563
Marketable securities                                                          d              63           159
Notes and accounts receivable--trade, net of allowances                                    9,101        10,447
Short-term financing receivables                                               f          16,656        18,705
Other accounts receivable                                                                  1,261         1,574
Inventories                                                                    e           4,304         4,765
Deferred taxes                                                                 o           2,402         2,701
Prepaid expenses and other current assets                                                  2,344         1,966
---------------------------------------------------------------------------------------------------------------
Total current assets                                                                      42,461        43,880
---------------------------------------------------------------------------------------------------------------
Plant, rental machines and other property                                      g          38,375        38,455
Less: Accumulated depreciation                                                            21,871        21,741
---------------------------------------------------------------------------------------------------------------
Plant, rental machines and other property--net                                            16,504        16,714
---------------------------------------------------------------------------------------------------------------
Long-term financing receivables                                                f          12,246        13,308
Investments and sundry assets                                                  h          17,102        14,447
---------------------------------------------------------------------------------------------------------------
TOTAL ASSETS                                                                            $ 88,313      $ 88,349
===============================================================================================================
LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
Taxes                                                                          o        $  4,644      $  4,827
Short-term debt                                                              j & k        11,188        10,205
Accounts payable                                                                           7,047         8,192
Compensation and benefits                                                                  3,796         3,801
Deferred income                                                                            4,223         4,516
Other accrued expenses and liabilities                                                     4,221         4,865
---------------------------------------------------------------------------------------------------------------
Total current liabilities                                                                 35,119        36,406
---------------------------------------------------------------------------------------------------------------
Long-term debt                                                               j & k        15,963        18,371
Other liabilities                                                              l          13,617        12,948
---------------------------------------------------------------------------------------------------------------
TOTAL LIABILITIES                                                                         64,699        67,725
---------------------------------------------------------------------------------------------------------------
Contingencies                                                                  n
Stockholders' equity:                                                          m
Preferred stock, par value $.01 per share                                                     --           247
  Shares authorized: 150,000,000
  Shares issued and outstanding (2000--2,546,011)
Common stock, par value $.20 per share                                                    14,248        12,400
  Shares authorized: 4,687,500,000
  Shares issued (2001--1,913,513,218; 2000--1,893,940,595)
Retained earnings                                                                         30,142        23,784
Treasury stock, at cost (shares: 2001--190,319,489; 2000--131,041,411)                   (20,114)      (13,800)
Employee benefits trust (shares: 2000--20,000,000)                                            --        (1,712)
Accumulated gains and losses not affecting retained earnings                                (662)         (295)
---------------------------------------------------------------------------------------------------------------
TOTAL STOCKHOLDERS' EQUITY                                                                23,614        20,624
---------------------------------------------------------------------------------------------------------------
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                                              $ 88,313      $ 88,349
===============================================================================================================

THE ACCOMPANYING NOTES ON PAGES 75 THROUGH 105 ARE AN INTEGRAL PART OF THE FINANCIAL STATEMENTS.

                 Consolidated Statement of Stockholders' Equity

                   INTERNATIONAL BUSINESS MACHINES CORPORATION
                            AND SUBSIDIARY COMPANIES

                                                                                                            Accumulated
                                                                                                              Gains and
                                                                                                           (Losses) Not
                                                                                                   Employee   Affecting
                                                   Preferred      Common    Retained    Treasury   Benefits    Retained
(dollars in millions)                                  Stock       Stock    Earnings       Stock      Trust    Earnings       Total
------------------------------------------------------------------------------------------------------------------------------------
1999*
Stockholders' equity, January 1, 1999                $   247    $ 10,121    $ 10,141     $  (133)  $(1,854)   $    911     $19,433
Net income plus gains and losses not
  affecting retained earnings:
   Net income                                                                  7,712                                        $ 7,712
                                                                                                                            -------
   Gains and losses not affecting retained
      earnings (net of tax):
      Foreign currency translation adjustments
        (net of tax expense of $180)                                                                               (549)       (549)
      Minimum pension liability adjustment                                                                            3           3
      Net unrealized gains on marketable
        securities (net of tax expense of $456)                                                                     796         796
                                                                                                                            -------
   Total gains and losses not affecting
     retained earnings                                                                                                          250
                                                                                                                            -------
Subtotal: Net income plus gains and
  losses not affecting retained earnings                                                                                    $ 7,962
                                                                                                                            =======
Cash dividends declared--common stock                                           (859)                                          (859)
Cash dividends declared--preferred stock                                         (20)                                           (20)
Common stock issued under employee
  plans (22,927,141 shares)                                          741          (1)                                           740
Purchases (6,418,975 shares) and sales
  (6,606,223 shares) of treasury stock
  under employee plans--net                                                      (95)        (50)                              (145)
Other treasury shares purchased, not retired
  (70,711,971 shares)                                                                     (7,192)                            (7,192)
Fair value adjustment of employee benefits trust                     318                              (308)                      10
Increase due to shares issued by subsidiary                           37                                                         37
Tax effect--stock transactions                                       545                                                        545
------------------------------------------------------------------------------------------------------------------------------------
Stockholders' equity, December 31, 1999              $   247    $ 11,762    $ 16,878     $(7,375)  $(2,162)    $  1,161     $20,511
------------------------------------------------------------------------------------------------------------------------------------
2000*
Net income plus gains and losses not affecting
  retained earnings:
   Net income                                                                  8,093                                        $ 8,093
                                                                                                                            -------
   Gains and losses not affecting retained
     earnings (net of tax):
      Foreign currency translation adjustments
        (net of tax expense of $289)                                                                               (538)       (538)
      Minimum pension liability adjustment                                                                            7           7
      Net unrealized losses on marketable
        securities (net of tax benefit of $506)                                                                    (925)       (925)
                                                                                                                            -------
   Total gains and losses not affecting
     retained earnings                                                                                                       (1,456)
                                                                                                                            -------
Subtotal: Net income plus gains and
  losses not affecting retained earnings                                                                                    $ 6,637
                                                                                                                            =======
Cash dividends declared--common stock                                           (909)                                          (909)
Cash dividends declared--preferred stock                                         (20)                                           (20)
Common stock issued under employee
  plans (17,275,350 shares)                                          615           1                                            616
Purchases (8,799,382 shares) and sales
  (9,074,212 shares) of treasury stock
  under employee plans--net                                                     (259)          6                               (253)
Other treasury shares purchased, not retired
  (58,867,226 shares)                                                                     (6,431)                            (6,431)
Fair value adjustment of employee benefits trust                    (439)                               450                      11
Increase due to shares remaining to be issued
  in acquisition                                                      40                                                         40
Tax effect--stock transactions                                       422                                                        422
------------------------------------------------------------------------------------------------------------------------------------
Stockholders' equity, December 31, 2000              $   247    $ 12,400    $ 23,784    $(13,800)   $(1,712)   $   (295)    $20,624
------------------------------------------------------------------------------------------------------------------------------------

                 Consolidated Statement of Stockholders' Equity

                   INTERNATIONAL BUSINESS MACHINES CORPORATION
                            AND SUBSIDIARY COMPANIES

                                                                                                            Accumulated
                                                                                                              Gains and
                                                                                                           (Losses) Not
                                                                                                   Employee   Affecting
                                                   Preferred      Common    Retained    Treasury   Benefits    Retained
(dollars in millions)                                  Stock       Stock    Earnings       Stock      Trust    Earnings       Total
------------------------------------------------------------------------------------------------------------------------------------
2001
Stockholders' equity, December 31, 2000              $   247    $ 12,400    $ 23,784    $(13,800)   $(1,712)   $   (295)    $20,624
Net income plus gains and losses not
  affecting retained earnings:
   Net income                                                                  7,723                                        $ 7,723
                                                                                                                            -------
   Gains and losses not affecting retained
     earnings (net of tax):
      Cumulative effect of adoption of SFAS No
        133 on Jan. 1 (net of tax expense of $120)                                                                  219         219
        Net unrealized gains on SFAS No. 133
        cash flow hedge derivatives during 2001
        (net of tax expense of $44)                                                                                  77          77
      Foreign currency translation adjustments
        (net of tax expense of $323)                                                                               (539)       (539)
      Minimum pension liability adjustment                                                                         (216)       (216)
      Net unrealized gains on marketable
        securities (net of tax expense of $58)                                                                       92          92
                                                                                                                            -------
   Total gains and losses not affecting
     retained earnings                                                                                                         (367)
                                                                                                                            -------
Subtotal: Net income plus gains and
  losses not affecting retained earnings                                                                                    $ 7,356
                                                                                                                            =======
Cash dividends declared--common stock                                           (956)                                          (956)
Cash dividends declared--preferred stock                                         (10)                                           (10)
Preferred stock purchased and
  retired (10,184,043 shares)                           (247)                     (7)                                          (254)
Common stock issued under employee
  plans (19,572,623 shares)                                          774          (1)                                           773
Purchases (2,237,935 shares) and sales
  (11,801,053 shares) of treasury stock
  under employee plans--net                                           32        (391)      1,032                                673
Other treasury shares purchased, not retired
  (48,841,196 shares)                                                                     (5,091)                            (5,091)
Dissolution of employee benefits trust
  (20,000,000 shares)                                                546                  (2,255)     1,712                       3
Decrease in shares remaining to be issued
  in acquisition                                                      (6)                                                        (6)
Tax effect--stock transactions                                       502                                                        502
------------------------------------------------------------------------------------------------------------------------------------
STOCKHOLDERS' EQUITY, DECEMBER 31, 2001              $    --    $ 14,248    $ 30,142    $(20,114)   $    --    $   (662)    $23,614
====================================================================================================================================

* RECLASSIFIED TO CONFORM WITH 2001 PRESENTATION.

  THE ACCOMPANYING NOTES ON PAGES 75 THROUGH 105 ARE AN INTEGRAL PART OF THE FINANCIAL STATEMENTS.

                      Consolidated Statement of Cash Flows

                   INTERNATIONAL BUSINESS MACHINES CORPORATION
                            AND SUBSIDIARY COMPANIES

(dollars in millions)
FOR THE YEAR ENDED DECEMBER 31:                                    2001      2000*       1999*
-----------------------------------------------------------------------------------------------
CASH FLOW FROM OPERATING ACTIVITIES:
Net income                                                     $  7,723    $ 8,093    $  7,712
Adjustments to reconcile net income to net cash provided
  from operating activities:
Depreciation                                                      4,195      4,513       6,159
Amortization of software                                            625        482         426
Deferred income taxes                                               658         29        (713)
Gain on asset sales                                                (317)      (792)     (4,791)
Write-down of impaired investment assets                            405         --          --
Other changes that provided/(used) cash:
  Receivables                                                     3,284     (4,720)     (1,677)
  Inventories                                                       337        (55)        301
  Other assets                                                     (545)      (643)       (130)
  Accounts payable                                                 (969)     2,245          (3)
  Other liabilities                                              (1,131)       122       2,827
-----------------------------------------------------------------------------------------------
NET CASH PROVIDED FROM OPERATING ACTIVITIES                      14,265      9,274      10,111
-----------------------------------------------------------------------------------------------

CASH FLOW FROM INVESTING ACTIVITIES:
Payments for plant, rental machines and other property           (5,660)    (5,616)     (5,959)
Proceeds from disposition of plant, rental machines
  and other property                                              1,165      1,619       1,207
Investment in software                                             (655)      (565)       (464)
Purchases of marketable securities and other investments           (778)      (750)     (2,628)
Proceeds from marketable securities and other investments           738      1,393       2,616
Proceeds from sale of the Global Network                             --         --       4,880
Acquisitions                                                       (916)      (329)     (1,321)
-----------------------------------------------------------------------------------------------
NET CASH USED IN INVESTING ACTIVITIES                            (6,106)    (4,248)     (1,669)
-----------------------------------------------------------------------------------------------

CASH FLOW FROM FINANCING ACTIVITIES:
Proceeds from new debt                                            4,535      9,604       6,133
Short-term borrowings/(repayments) less than 90 days--net         2,926     (1,400)        276
Payments to settle debt                                          (7,898)    (7,561)     (7,510)
Preferred stock transactions--net                                  (254)        --          --
Common stock transactions--net                                   (3,652)    (6,073)     (6,645)
Cash dividends paid                                                (966)      (929)       (879)
-----------------------------------------------------------------------------------------------
NET CASH USED IN FINANCING ACTIVITIES                            (5,309)    (6,359)     (8,625)
-----------------------------------------------------------------------------------------------
Effect of exchange rate changes on cash and cash equivalents        (83)      (147)       (149)
-----------------------------------------------------------------------------------------------
Net change in cash and cash equivalents                           2,767     (1,480)       (332)
Cash and cash equivalents at January 1                            3,563      5,043       5,375
-----------------------------------------------------------------------------------------------
CASH AND CASH EQUIVALENTS AT DECEMBER 31                       $  6,330    $ 3,563    $  5,043
===============================================================================================

SUPPLEMENTAL DATA:
Cash paid during the year for:
Income taxes                                                   $  2,279    $ 2,697    $  1,904
Interest                                                       $  1,247    $ 1,447    $  1,574
===============================================================================================

* RECLASSIFIED TO CONFORM WITH 2001 PRESENTATION.

  THE ACCOMPANYING NOTES ON PAGES 75 THROUGH 105 ARE AN INTEGRAL PART OF THE FINANCIAL STATEMENTS.

                   Notes to Consolidated Financial Statements

                   INTERNATIONAL BUSINESS MACHINES CORPORATION
                            AND SUBSIDIARY COMPANIES

a  Significant Accounting Policies

PRINCIPLES OF CONSOLIDATION

The consolidated financial statements include the accounts of International Business Machines Corporation and its controlled subsidiary companies, which in general are majority owned. Investments in business entities in which the company does not have control, but has the ability to exercise significant influence over operating and financial policies (generally 20-50 percent ownership), are accounted for by the equity method. Other investments are accounted for by the cost method. The accounting policy for other investments in securities is described on page 78 within "Marketable Securities."

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

REVENUE

The company recognizes revenue when it is realized or realizable and earned. The company considers revenue realized or realizable and earned when it has persuasive evidence of an arrangement, the product has been shipped or the services have been provided to the customer, the sales price is fixed or determinable and collectibility is reasonably assured. The company reduces revenue for estimated customer returns and other allowances. In addition to the aforementioned general policy, the following are the specific revenue recognition policies for each major category of revenue and for multiple element arrangements.

SERVICES

The terms of service contracts generally range from less than one year up to ten years. Revenue from time and material service contracts is recognized as the services are provided. Revenue from Strategic Outsourcing Service contracts reflects the extent of actual services delivered in the period in accordance with the terms of the contract. Revenue from Business Innovation Services (BIS) contracts requiring the delivery of unique products and/or services is recognized using the percentage-of-completion (POC) method of accounting. In using the POC method, the company records revenue by reference to the costs incurred to date and the estimated costs remaining to fulfill the contracts. Provisions for losses are recognized during the period in which the loss first becomes apparent. Revenue from maintenance is recognized over the contractual period or as the services are performed.

      In some of the company's services contracts, the company bills the customer prior to performing the service. This situation gives rise to deferred income of $2.4 billion and $2.5 billion at December 31, 2001 and 2000, respectively, included in Deferred income on the Consolidated Statement of Financial Position. In other services contracts, the company performs the service prior to billing the customer. This situation gives rise to unbilled accounts receivable of $1.3 billion and $1.2 billion at December 31, 2001 and 2000, respectively, included in Notes and accounts receivable--trade on the Consolidated Statement of Financial Position. In these circumstances, billings usually occur shortly after the company performs the services and can range up to six months later. Unbilled receivables are expected to be billed and collected within nine months.

HARDWARE

Revenue from hardware sales or sales-type leases is recognized when the product is shipped to the customer and there are no unfulfilled company obligations that affect the customer's final acceptance of the arrangement. Any cost of these obligations is accrued when the corresponding revenue is recognized. Revenue from rentals and operating leases is recognized monthly as the fees accrue.

SOFTWARE

Revenue from one-time charge licensed software is recognized at the inception of the license term. Revenue from monthly software licenses is recognized ratably over the license term. Revenue from maintenance, unspecified upgrades and technical support is recognized over the period such items are delivered. See "Multiple Element Arrangements" below for further information.

FINANCING

Revenue from financing is recognized at level rates of return over the term of the lease or receivable.

MULTIPLE ELEMENT ARRANGEMENTS

The company enters into transactions that include multiple element arrangements, which may include any combination of hardware, services or software. These arrangements and stand-alone software arrangements may also involve any combination of software maintenance, software technical support or unspecified software upgrades. When some elements are

                   Notes to Consolidated Financial Statements

                   INTERNATIONAL BUSINESS MACHINES CORPORATION
                            AND SUBSIDIARY COMPANIES

delivered prior to others in an arrangement, revenue is deferred until the delivery of the last element unless there is all of the following:

o Vendor-specific objective evidence of fair value (VSOE) of the undelivered elements.

o The functionality of the delivered elements is not dependent on the undelivered elements.

o Delivery of the delivered element represents the culmination of the earnings process.

VSOE is the price charged by the company to an external customer for the same element when such element is sold separately.

EXPENSE AND OTHER INCOME

SELLING, GENERAL AND ADMINISTRATIVE

Selling, general and administrative (SG&A) expense is charged to income as incurred. Expenses of promoting and selling products are classified as selling expense and include such items as advertising, sales commissions and travel. General and administrative expense includes such items as officers' salaries, office supplies, non income taxes, insurance and office rental. In addition, general and administrative expense includes other operating items such as provision for doubtful accounts, workforce accruals for contractually obligated payments to employees terminated in the ongoing course of business, amortization of intangible assets and environmental remediation costs. The cost of internal environmental protection programs that are preventive in nature are expensed as incurred. The company accrues for all known environmental liabilities when it becomes probable that the company will incur cleanup costs and those costs can be reasonably estimated. In addition, estimated environmental costs that are associated with post-closure activities (for example, the removal and restoration of chemical storage facilities and monitoring) are accrued when the decision is made to close a facility.

RESEARCH, DEVELOPMENT AND ENGINEERING

Research, development and engineering costs are expensed as incurred.

INTELLECTUAL PROPERTY AND CUSTOM DEVELOPMENT INCOME

As part of the company's ongoing business model, the company licenses and sells the rights to certain of its intellectual property including internally developed patents, trade secrets and technological know-how. Certain transfers of intellectual property to third parties are licensing/royalty fee based and other transfers are transaction-based sales and other transfers. Licensing/royalty-based fees involve transfers in which the company earns the income over time or the amount of income is not fixed and determinable until the licensee sells future related products (e.g., variable royalty based upon licensee's revenue). Sales and other transfers typically include transfers of intellectual property whereby the company has fulfilled its obligations and the fee received is fixed and determinable. The company also earns income from certain custom development projects for specific customers. The company records the income from these projects when the fee is earned, is not refundable, and is not dependent upon the success of the project.

OTHER INCOME AND EXPENSE

Other income and expense includes interest income (other than from the company's Global Financing business transactions), gains and losses from securities and other investments, realized gains and losses from real estate activity, and foreign currency transaction gains and losses.

DEPRECIATION AND AMORTIZATION

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

      Capitalized software costs incurred or acquired after technological feasibility are amortized over periods up to 3 years. See "Software Costs" section on page 79 for additional information. Other intangible assets are amortized for periods up to 5 years. See "New Standards to Be Implemented" on pages 80 and 81 for additional information on goodwill.

RETIREMENT-RELATED BENEFITS

The company accounts for its defined benefit pension plans and its nonpension postretirement benefit plans using actuarial models required by Statement of Financial Accounting Standards (SFAS) No. 87, "Employers' Accounting for Pensions," and SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions," respectively. These models use an attribution approach that generally spreads individual events over the service lives of the employees in the plan. Examples of "events" are plan amendments and changes in actuarial assumptions such as discount rate, rate of compensation increases and mortality. See the next paragraph for information on the expected long-term rate of return on plan assets. The principle underlying the required attribution approach is that employees render service over their service lives on a relatively smooth basis and therefore, the income statement effects of pensions or nonpension postretirement benefit plans are earned in, and should follow, the same pattern.

                   Notes to Consolidated Financial Statements

                   INTERNATIONAL BUSINESS MACHINES CORPORATION
                            AND SUBSIDIARY COMPANIES

      One of the principal components of the net periodic pension calculation is the expected long-term rate of return on plan assets. The required use of expected long-term rate of return on plan assets may result in recognized pension income that is greater or less than the actual returns of those plan assets in any given year. Over time, however, the expected long-term returns are designed to approximate the actual long-term returns and therefore result in a pattern of income and expense recognition that more closely matches the pattern of the services provided by the employees. Differences between actual and expected returns are recognized in the net periodic pension calculation over five years.

      The company uses long-term historical actual return information, the mix of investments that comprise plan assets, and future estimates of long-term investment returns by reference to external sources to develop its expected return on plan assets.

      The discount rate assumptions used for pension and nonpension postretirement benefit plan accounting reflects the rates available on high-quality fixed-income debt instruments on December 31 of each year. The rate of compensation increase is another significant assumption used in the actuarial model for pension accounting and is determined by the company based upon its long-term plans for such increases. For retiree medical plan accounting, the company reviews external data and its own historical trends for health care costs to determine the health care cost trend rates.

INCOME TAXES

Income tax expense is based on reported income before income taxes. Deferred income taxes reflect the effect of temporary differences between asset and liability amounts that are recognized for financial reporting purposes and the amounts that are recognized for income tax purposes. These deferred taxes are measured by applying currently enacted tax laws. Valuation allowances are recognized to reduce the deferred tax assets to an amount that is more likely than not to be realized. In assessing the likelihood of realization, management considers estimates of future taxable income.

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

      Inventories, Plant, rental machines and other property--net, and other non-monetary assets and liabilities of non-U.S. subsidiaries and branches that operate in U.S. dollars, or whose economic environment is highly inflationary, are translated at approximate exchange rates prevailing when the company acquired the assets or liabilities. All other assets and liabilities are translated at year-end exchange rates. Cost of sales and depreciation are translated at historical exchange rates. All other income and expense items are translated at the weighted-average rates of exchange prevailing during the year. Gains and losses that result from translation are included in net income.

DERIVATIVES

In the normal course of business, the company uses a variety of derivative financial instruments to manage currency exchange rate and interest rate risk. The company does not use derivatives for trading or speculative purposes, nor is it a party to leveraged derivatives.

      All derivatives are recognized on the balance sheet at fair value and are reported in Prepaid expenses and other current assets, Investments and sundry assets, Other accrued expenses and liabilities or Other liabilities in the Consolidated Statement of Financial Position. Classification of each derivative as current or non current is based upon whether the maturity of each instrument is less than or greater than 12 months. To qualify for hedge accounting in accordance with SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," the company requires that the instruments are effective in reducing the risk exposure that they are designated to hedge. For instruments that are associated with the hedge of an anticipated transaction, hedge effectiveness criteria also require that it be probable that the underlying transaction will occur. Instruments that meet established accounting criteria are formally designated as hedges at the inception of the contract. These criteria demonstrate that the derivative is expected to be highly effective at offsetting changes in fair value of the underlying exposure both at inception of the hedging relationship and on an ongoing basis. The assessment for effectiveness is formally documented at hedge inception and reviewed at least quarterly throughout the designated hedge period.

      The company applies hedge accounting in accordance with SFAS No. 133, whereby the company designates each derivative as a hedge of (1) the fair value of a recognized asset or liability or of an unrecognized firm commitment ("fair value" hedge); (2) the variability of anticipated cash flows of a forecasted transaction or the cash flows to be received or paid related to a recognized asset or liability ("cash flow" hedge); or (3) a hedge of a long-term investment ("net investment" hedge) in a foreign operation. From time to time, however, the company may enter into derivatives that economically hedge certain of its risks, even though hedge

                   Notes to Consolidated Financial Statements

                   INTERNATIONAL BUSINESS MACHINES CORPORATION
                            AND SUBSIDIARY COMPANIES

accounting does not apply under SFAS No. 133 or is not applied by the company. In these cases, there generally exists a natural hedging relationship in which changes in fair value of the derivative, which are recognized currently in net income, act as an economic offset to changes in the fair value of the underlying hedged item(s).

      Changes in the value of a derivative that is designated as a fair value hedge, along with offsetting changes in fair value of the underlying hedged exposure, are recorded in earnings each period. For hedges of interest rate risk, the fair value adjustments are recorded as adjustments to Interest expense and Cost of Financing in the Consolidated Statement of Earnings. For hedges of currency risk associated with recorded assets or liabilities, derivative fair value adjustments generally are recognized in Other income and expense in the Consolidated Statement of Earnings. Changes in the value of a derivative that is designated as a cash flow hedge are recorded in the Accumulated gains and losses not affecting retained earnings, a component of Stockholders' equity. When net income is affected by the variability of the underlying cash flow, the applicable amount of the gain or loss from the derivative that is deferred in Stockholders' equity is released to net income and reported in Interest expense, Cost, SG&A expense or Other income and expense in the Consolidated Statement of Earnings based on the nature of the underlying cash flow hedged. Effectiveness for net investment hedging derivatives is measured on a spot to spot basis. The effective portion of changes in the fair value of derivatives and other non derivative risk management instruments designated as net investment hedges are recorded as foreign currency translation adjustments in the Accumulated gains and losses not affecting retained earnings section of Stockholders' equity. Changes in the fair value of the portion of a net investment hedging derivative excluded from the effectiveness assessment are recorded in Interest expense.

      When the underlying hedged item ceases to exist, all changes in the fair value of the instrument are included in net income each period until the instrument matures. When the underlying transaction ceases to exist, a hedged asset or liability is no longer adjusted for changes in its fair value. Derivatives that are not designated as hedges, as well as changes in the value of derivatives that do not offset the underlying hedged item throughout the designated hedge period (collectively, "ineffectiveness"), are recorded in net income each period and generally are reported in Other income and expense. Refer to note k, "Derivatives and Hedging Transactions," on pages 85 through 87 for a description of the major risk management programs and classes of financial instruments used by the company.

FINANCIAL INSTRUMENTS

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

MARKETABLE SECURITIES

Marketable securities included in Current assets represent securities with a maturity of less than one year. The company also has Marketable securities, including non equity method alliance investments, with a maturity of more than one year. These non current investments are included in Investments and sundry assets. The company's Marketable securities, including certain non equity method alliance investments, are considered available for sale and are reported at fair value with changes in unrealized gains and losses, net of applicable taxes, recorded in Accumulated gains and losses not affecting retained earnings within Stockholders' equity. Realized gains and losses are calculated based on the specific identification method. Other than temporary declines in market value from original cost are charged to Other income and expense in the period in which the loss occurs. In determining whether an other than temporary decline in the market value has occurred, the company considers the duration that and extent to which market value is below original cost. Realized gains and losses and other than temporary declines in market value from original cost are included in Other income and expense in the Consolidated Statement of Earnings. All other investment securities not described above or in the "Principles of Consolidation" on page 75, primarily non-publicly traded equity securities, are accounted for using the cost method.

INVENTORIES

Raw materials, work in process and finished goods are stated at the lower of average cost or net realizable value.

                   Notes to Consolidated Financial Statements

                   INTERNATIONAL BUSINESS MACHINES CORPORATION
                            AND SUBSIDIARY COMPANIES

CUSTOMER LOANS RECEIVABLE

Global Financing is one of many sources of funding from which customers can choose. Customer loans receivable, net of allowances, comprise almost entirely loans made by the company's Global Financing segment, primarily to finance the purchase of the company's services and software. Separate contractual relationships on these financing agreements are generally for terms ranging from one to three years requiring straight-line payments over the term. These agreements do not represent extended payment terms. Each financing contract is priced independently at competitive market rates. An allowance for loan losses is established with a corresponding charge to SG&A expense based upon management's historical collection experience, prevailing economic conditions, the present value of estimated future cash flows, the estimated value of underlying collateral, and specific situations that may affect a customer's ability to repay.

ESTIMATED RESIDUAL VALUES OF LEASE ASSETS

The recorded residual values of the company's lease assets are estimated at the inception of the lease to be the expected fair market value of the assets at the end of the lease term. On a quarterly basis, the company reassesses the realizable value of its lease residual values. In accordance with generally accepted accounting principles, anticipated increases in specific future residual values are not recognized before realization. Anticipated decreases in specific future residual values that are considered to be other than temporary are recognized immediately.

SOFTWARE COSTS

Costs that are related to the conceptual formulation and design of licensed programs are expensed as research and development. Also, for licensed programs, the company capitalizes costs that are incurred to produce the finished product after technological feasibility is established. The annual amortization of the capitalized amounts is performed using the straight-line method, and is applied over periods ranging up to three years. The company performs periodic reviews to ensure that unamortized program costs remain recoverable from future revenue. Costs to support or service licensed programs are expensed as the costs are incurred.

      The company capitalizes certain costs that are incurred to purchase or to create and implement internal-use computer software, which include software coding, installation, testing and data conversion. Capitalized costs are amortized on a straight-line basis over two years.

COMMON STOCK

Common stock refers to the $.20 par value capital stock as designated in the company's Certificate of Incorporation. Treasury stock is accounted for using the cost method. When treasury stock is reissued, the value is computed and recorded using a weighted-average basis.

EARNINGS PER SHARE OF COMMON STOCK

Earnings per share of common stock--basic is computed by dividing Net income applicable to common stockholders by the weighted-average number of common shares outstanding for the period. Earnings per share of common stock--assuming dilution reflects the maximum potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock and would then share in the net income of the company. See note r, "Earnings Per Share of Common Stock," on page 93 for additional information.

RECLASSIFICATIONS

Effective January 1, 2001, interest expense is presented in Cost of Global Financing in the Consolidated Statement of Earnings if the related external borrowings to support the Global Financing business were issued by either the company or its Global Financing units. In prior years, the Cost of Global Financing caption only included interest related to direct external borrowings of the Global Financing units. Prior periods were reclassified to conform with the current year presentation. This change was described and disclosed in the company's 2001 first quarter report on Form 10-Q.

      The company also removed the impact of intellectual property income, gains and losses on sales and other than temporary declines in market value of certain investments, realized gains and losses on certain real estate activity and foreign currency transaction gains and losses from the SG&A caption on the Consolidated Statement of Earnings. Custom development income was also removed from the Research, development and engineering caption on the Consolidated Statement of Earnings. Intellectual property and custom development income are now recorded in a separate caption in the Consolidated Statement of Earnings. The other items listed above are now recorded as part of Other income and expense. Prior periods were reclassified to conform with the current year presentation.

b  Accounting Changes

STANDARDS IMPLEMENTED

The company implemented new accounting standards in 2001, 2000 and 1999. These standards did not have a material effect on the financial position or results of operations of the company.

                   Notes to Consolidated Financial Statements

                   INTERNATIONAL BUSINESS MACHINES CORPORATION
                            AND SUBSIDIARY COMPANIES

      On January 1, 2001, the company adopted SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended by SFAS No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities." SFAS No. 133, as amended, establishes accounting and reporting standards for derivative instruments. Specifically, SFAS No. 133 requires an entity to recognize all derivatives as either assets or liabilities in the Statement of Financial Position and to measure those instruments at fair value. Additionally, the fair value adjustments will affect either stockholders' equity or net income depending on whether the derivative instrument qualifies as a hedge for accounting purposes and, if so, the nature of the hedging activity. As of January 1, 2001, the adoption of the new standard resulted in a cumulative effect net-of-tax increase of $219 million to Accumulated gains and losses not affecting retained earnings in the Stockholders' equity section of the Consolidated Statement of Financial Position and a cumulative effect net-of-tax charge of $6 million included in Other income and expense in the Consolidated Statement of Earnings.

      Effective January 1, 2001, the company adopted SFAS No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities--a replacement of SFAS No. 125." This statement provides accounting and reporting standards for transfers and servicing of financial assets and extinguishments of liabilities and revises the accounting standards for securitizations and transfers of financial assets and collateral. The adoption did not have a material effect on the company's results of operations and financial position. The standard also requires new disclosures which were not applicable to the company.

      Pursuant to the Securities and Exchange Commission's Staff Accounting Bulletin (SAB) No. 102, "Selected Loan Loss Allowance Methodology and Documentation Issues," the company has reviewed its policies related to methodologies for the determination of, and documentation in support of its allowance for loan losses and the provision for loan losses in its Global Financing segment. The company's methodology and documentation policies are consistent with the views expressed within SAB 102. See "Customer Loans Receivable," on page 79 for a description of the company's policies for customer loans receivable.

      In 2000, the Financial Accounting Standards Board (FASB) issued Interpretation (FIN) No. 44, "Accounting for Certain Transactions Involving Stock Compensation, an interpretation of Accounting Principles Board Opinion No. 25." The requirements of FIN No. 44 are either not applicable to the company or are already consistent with the company's existing accounting policies.

      Effective July 1, 2000, the company adopted Emerging Issues Task Force
(EITF) Issue No. 00-2, "Accounting for Web Site Development Costs." As a result, the company changed its accounting policies to capitalize certain phases of Web site development costs that were previously expensed as incurred. The company amortizes these amounts on a straight-line basis over two years.

      Pursuant to the Securities and Exchange Commission's SAB No. 101, "Revenue Recognition in Financial Statements," the company has reviewed its accounting policies for the recognition of revenue. SAB No. 101 was required to be implemented in fourth quarter 2000. SAB No. 101 provides guidance on applying generally accepted accounting principles to revenue recognition in financial statements. The company's policies for revenue recognition are consistent with the views expressed within SAB No. 101. See "Revenue," on page 75 for a description of the company's policies for revenue recognition.

      Effective January 1, 1999, the company adopted American Institute of Certified Public Accountants (AICPA) Statement of Position (SOP) No. 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use." The SOP requires a company to capitalize certain costs that are incurred to purchase or to create and implement internal-use computer software. See "Software Costs" on page 79 for a description of the company's policies for internal-use software.

NEW STANDARDS TO BE IMPLEMENTED

In July 2001, the FASB issued SFAS No. 141, "Business Combinations," and SFAS No. 142, "Goodwill and Intangible Assets." SFAS No. 141 requires the use of the purchase method of accounting for business combinations and prohibits the use of the pooling of interests method. Under the previous rules, the company used the purchase method of accounting. SFAS No. 141 also refines the definition of intangible assets acquired in a purchase business combination. As a result, the purchase price allocation of future business combinations may be different than the allocation that would have resulted under the old rules. Business combinations must be accounted for using SFAS No. 141 beginning on July 1, 2001.

      SFAS No. 142 eliminates the amortization of goodwill, requires annual impairment testing of goodwill and introduces the concept of indefinite life intangible assets. It was adopted on January 1, 2002. The new rules also prohibit the amortization of goodwill associated with business combinations that close after June 30, 2001.

      These new requirements will impact future period net income by an amount equal to the discontinued goodwill amortization offset by goodwill impairment charges, if any, and adjusted for any differences between the old and new rules for defining intangible assets on future business combinations.

                   Notes to Consolidated Financial Statements

                   INTERNATIONAL BUSINESS MACHINES CORPORATION
                            AND SUBSIDIARY COMPANIES

An initial impairment test must be performed in 2002 as of January 1, 2002. The company completed this initial transition impairment test and determined that its goodwill is not impaired.

      In August 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations." SFAS No. 143 provides accounting and reporting guidance for legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction or normal operation of a long-lived asset. The standard is effective January 1, 2003. The company is reviewing the provisions of this standard. Its adoption is not expected to have a material effect on the financial statements.

      In October 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." SFAS No. 144 addresses significant issues relating to the implementation of SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of," and develops a single accounting model, based on the framework established in SFAS No. 121 for long-lived assets to be disposed of by sale, whether such assets are or are not deemed to be a business. SFAS No. 144 also modifies the accounting and disclosure rules for discontinued operations. The standard was adopted on January 1, 2002, and is not expected to have a material effect on the financial statements except that any future discontinued operations may be presented in the financial statements differently under the new rules as compared to the old rules.

      In November 2001, the FASB issued EITF Issue No. 01-14, "Income Statement Characterization of Reimbursements Received for 'Out of Pocket' Expenses Incurred." This guidance requires companies to recognize the recovery of reimbursable expenses such as travel costs on services contracts as revenue. These costs are not to be netted as a reduction of cost. This guidance was effective January 1, 2002. The company does not expect this guidance to have a material effect on the financial statements due to the company's billing practices. For instance, outside the U.S., almost all of the company's contracts involve fixed billings that are designed to recover all costs, including out-of-pocket costs. Therefore, the "reimbursement" of these costs are already recorded in revenue.

c  Acquisitions/Divestitures

ACQUISITIONS

2001

In 2001, the company completed two acquisitions at a cost of approximately $1,082 million.

      The larger was the acquisition of Informix Corporation's database software business. In July, the company agreed to pay $1 billion in cash for the net assets of the business. Under the terms of the purchase, the company has paid $889 million of the purchase price and will pay the remaining amount in 2002. The Informix acquisition provides the company with a database software system for data warehousing, business intelligence and transaction-handling systems that are used by more than 100,000 customers. In addition, the acquisition significantly increased the size of the company's Unix database business. The transaction was completed in the third quarter of 2001 from which time the results of this acquisition were included in the company's consolidated financial statements.

      The allocation of the purchase price for the 2001 acquisitions is presented in the following table in the required SFAS No. 141 format.

                                      Amortization
(dollars in millions)              Life (in years)      Informix*         Other
--------------------------------------------------------------------------------
Current assets                                            $   156         $  57
Fixed/long-term assets                                         41            21
Intangible assets:
  Customer lists                                 5            220            --
  Completed technology                           3            140            --
  Trademarks                                     2             10            --
  Goodwill                                                    591            25
--------------------------------------------------------------------------------
Total assets acquired                                     $ 1,158         $ 103
--------------------------------------------------------------------------------
Deferred revenue                                             (101)           (2)
Payables/accrued expenses                                     (55)          (21)
--------------------------------------------------------------------------------
Total liabilities assumed                                 $  (156)        $ (23)
--------------------------------------------------------------------------------
Net assets acquired                                       $ 1,002         $  80
================================================================================

* DURING THE FOURTH QUARTER, THE COMPANY REVISED THE ESTIMATES ORIGINALLY DISCLOSED IN THE THIRD QUARTER. THESE ADJUSTMENTS RESULTED IN AN ADDITIONAL $40 MILLION OF GOODWILL AND A CORRESPONDING DECREASE IN TANGIBLE NET ASSETS ACQUIRED. THERE WAS NO ADJUSTMENT IN THE PURCHASE PRICE OR IN THE COMPANY'S EARNINGS.

The overall weighted-average life of intangible assets purchased from Informix is 4.2 years. Goodwill of $591 million has been assigned to the Software segment. Almost all of the goodwill is deductible for tax purposes. The primary items that generated this goodwill are the value of the acquired assembled workforce and the synergies between the acquired business and IBM. This transaction occurred after June 30, 2001, and therefore, the acquired goodwill is not subject to amortization.

2000

In 2000, the company completed nine acquisitions at a cost of approximately $511 million.

      The largest acquisition was LGS Group Inc. (LGS). The company acquired all the outstanding stock of LGS in April for $190 million. LGS offers services ranging from application development to information technology (I/T) consulting.

                   Notes to Consolidated Financial Statements

                   INTERNATIONAL BUSINESS MACHINES CORPORATION
                            AND SUBSIDIARY COMPANIES

      The following table presents the allocation of the purchase price of the 2000 acquisitions.

(dollars in millions)                                        LGS          Other
--------------------------------------------------------------------------------
Purchase price                                              $190          $ 321
================================================================================
Tangible net assets                                           31             68
Identifiable intangible assets                                --             36
Goodwill                                                     159            220
In-process research
  and development                                             --              9
Deferred tax liabilities
  related to identifiable
  intangible assets                                           --            (12)

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

      On September 27, 1999, the company acquired all of the outstanding stock of DASCOM, Inc., an industry leader in Web-based and enterprise-security technology, for approximately $115 million.

      The following table presents the allocation of the purchase price of the 1999 acquisitions.

(dollars in millions)                 Sequent       Mylex      DASCOM      Other
--------------------------------------------------------------------------------
Purchase price                         $ 837*       $ 259       $ 115       $340
================================================================================
Tangible net assets/
  (liabilities)                          382           67         (17)        45
Identifiable intangible
  assets                                 187           35          13         --
Current technology                        87           26          19          9
Goodwill                                192*          145          92        286
In-process research
  and development                         85            7          19         --
Deferred tax liabilities
  related to identifiable
  intangible assets                      (96)         (21)        (11)        --

* IN 2000, THE TOTAL PURCHASE PRICE AND GOODWILL NUMBERS WERE ADJUSTED PRIMARILY FOR INCREASED STOCK OPTIONS BEING EXERCISED VERSUS BEING CONVERTED TO IBM OPTIONS AND AT A HIGHER GAIN PER OPTION THAN ORIGINALLY ASSUMED.

      The company's acquisitions were accounted for as purchase transactions, and accordingly, the assets and liabilities of the acquired entities were recorded at their estimated fair value at the date of acquisition. The effects of these acquisitions on the company's consolidated financial statements were not material. Hence, the company has not provided pro forma financial information as if the companies had combined at the beginning of the current period or at the immediately preceding period.

      The tangible net assets comprise primarily cash, accounts receivable, land, buildings and leasehold improvements. The identifiable intangible assets comprise primarily patents, trademarks, customer lists, assembled workforce, employee agreements and leasehold interests. The identifiable intangible assets have been amortized on a straight-line basis, generally not to exceed five years. Except for Informix, goodwill has been amortized over five years. Effective January 1, 2002, any unamortized assembled workforce intangible asset will be reclassified to goodwill and all goodwill will no longer be amortized. See "New Standards to Be Implemented" on pages 80 and 81 for a description of the new accounting rules that eliminate the amortization of goodwill.

      In connection with these acquisitions, the company recorded pre-tax charges of $9 million and $111 million for acquired in-process research and development (IPR&D) for 2000 and 1999, respectively. At the date of the acquisitions, the IPR&D projects had not yet reached technological feasibility and had no alternative future uses. The value of the IPR&D reflects the relative value and contribution of the acquired research and development to the company's existing research or product lines.

DIVESTITURES

During 1999, the company completed the sale of its Global Network business to AT&T for $4,991 million. More than 5,300 IBM employees joined AT&T as a result of these sales of operations in 71 countries.

      During 1999, the company recognized a pre-tax gain of $4,057 million ($2,495 million after tax, or $1.33 per diluted common share). The net gain reflects dispositions of plant, rental machines and other property of $410 million, other assets of $182 million and contractual obligations of $342 million. The gain was recorded as a reduction of SG&A expense in the Consolidated Statement of Earnings.

                   Notes to Consolidated Financial Statements

                   INTERNATIONAL BUSINESS MACHINES CORPORATION
                            AND SUBSIDIARY COMPANIES

d  Financial Instruments (Excluding Derivatives)

FAIR VALUE OF FINANCIAL INSTRUMENTS

Cash and cash equivalents, marketable securities, notes and other accounts receivable and other investments are financial assets with carrying values that approximate fair value. Accounts payable, other accrued expenses and liabilities, and short-term and long-term debt are financial liabilities with carrying values that approximate fair value.

MARKETABLE SECURITIES*

The following table summarizes the company's marketable securities, all of which are considered available for sale, and alliance investments.

                                                                  Fair Value
(dollars in millions)                                         ------------------
AT DECEMBER 31:                                                2001         2000
--------------------------------------------------------------------------------
Current marketable securities:
Time deposits and other obligations                            $ 55         $153
Non-U.S. government securities and
  other fixed-term obligations                                    8            6
--------------------------------------------------------------------------------
Total                                                          $ 63         $159
================================================================================

Marketable securities--non current:**
Time deposits and other obligations                            $124         $163
Non-U.S. government securities and
  other fixed-term obligations                                   --            8
--------------------------------------------------------------------------------
Total                                                          $124         $171
================================================================================

Non equity method alliance
  investments**                                                $574         $909
================================================================================

* GROSS UNREALIZED GAINS (BEFORE TAXES) ON MARKETABLE SECURITIES AND ALLIANCE INVESTMENTS WERE $27 MILLION AND $47 MILLION AT DECEMBER 31, 2001 AND 2000, RESPECTIVELY. GROSS UNREALIZED LOSSES (BEFORE TAXES) ON MARKETABLE SECURITIES AND ALLIANCE INVESTMENTS WERE $4 MILLION AND $175 MILLION AT DECEMBER 31, 2001 AND 2000, RESPECTIVELY. SEE NOTE M, "STOCKHOLDERS' EQUITY ACTIVITY," ON PAGES 88 AND 89 FOR ACCUMULATED AND NET CHANGE IN UNREALIZED GAINS AND LOSSES ON MARKETABLE SECURITIES.

** INCLUDED WITHIN INVESTMENTS AND SUNDRY ASSETS IN THE CONSOLIDATED STATEMENT OF FINANCIAL POSITION. (SEE NOTE H, "INVESTMENTS AND SUNDRY ASSETS," ON PAGE 84.)

e  Inventories

(dollars in millions)
AT DECEMBER 31:                                             2001            2000
--------------------------------------------------------------------------------
Finished goods                                            $1,259          $1,446
Work in process and raw materials                          3,045           3,319
--------------------------------------------------------------------------------
Total                                                     $4,304          $4,765
================================================================================

f  Financing Receivables

The following table includes receivables resulting from leasing activities, installment loans to customers, and commercial financing activities (primarily dealers and syndicated loan activities), arising from the Global Financing business. See note v, "Segment Information," on page 104 for information on the total assets of the Global Financing segment, which include cash, rental machine fixed assets, intercompany amounts and other assets.

(dollars in millions)
AT DECEMBER 31:                                             2001            2000
--------------------------------------------------------------------------------
Short-term:
Commercial financing receivables                         $ 5,452         $ 6,851
Customer loans receivable                                  4,297           4,065
Installment payment receivables                              871           1,221
Net investment in sales-type leases                        6,036           6,568
--------------------------------------------------------------------------------
Total short-term financing
  receivables                                            $16,656         $18,705
================================================================================

Long-term:
Commercial financing receivables                         $ 1,009         $   779
Customer loans receivable                                  4,041           4,359
Installment payment receivables                              353             574
Net investment in sales-type leases                        6,843           7,596
--------------------------------------------------------------------------------
Total long-term financing receivables                    $12,246         $13,308
================================================================================

Net investment in sales-type leases is for leases that relate principally to IBM equipment and is generally for terms ranging from two to five years. Net investment in sales-type leases includes unguaranteed residual values of approximately $791 million and $785 million at December 31, 2001 and 2000, respectively, and is reflected net of unearned income at those dates of approximately $1,428 million and $1,481 million, respectively. Scheduled maturities of minimum lease payments outstanding at December 31, 2001, expressed as a percentage of the total, are approximately as follows: 2002, 50 percent; 2003, 31 percent; 2004, 14 percent; 2005, 4 percent; and 2006 and beyond, 1 percent.

g  Plant, Rental Machines and Other Property

(dollars in millions)
AT DECEMBER 31:                                             2001            2000
--------------------------------------------------------------------------------
Land and land improvements                               $   859         $   896
Buildings and building improvements                       10,073           9,904
Plant, laboratory and office equipment                    22,369          22,354
--------------------------------------------------------------------------------
                                                          33,301          33,154
Less: Accumulated depreciation                            18,982          18,857
--------------------------------------------------------------------------------
                                                          14,319          14,297
Rental machines                                            5,074           5,301
Less: Accumulated depreciation                             2,889           2,884
--------------------------------------------------------------------------------
                                                           2,185           2,417
--------------------------------------------------------------------------------
Total                                                    $16,504         $16,714
================================================================================

                   Notes to Consolidated Financial Statements

                   INTERNATIONAL BUSINESS MACHINES CORPORATION
                            AND SUBSIDIARY COMPANIES

h  Investments and Sundry Assets

(dollars in millions)
AT DECEMBER 31:                                             2001            2000
--------------------------------------------------------------------------------
Deferred taxes                                           $ 2,395         $ 2,968
Prepaid pension assets                                     9,407           6,806
Alliance investments:
  Equity method                                              544             629
  Other                                                      574             909
Goodwill (less accum. amortization)                        1,278             848
Marketable securities--non current                           124             171
Software                                                     963             782
Other assets                                               1,817           1,334
--------------------------------------------------------------------------------
Total                                                    $17,102         $14,447
================================================================================

i  Sale and Securitization of Receivables

The company periodically sells receivables through the securitization of loans, leases and trade receivables. The company retains servicing rights in the securitized receivables for which it receives a servicing fee. Any gain or loss incurred as a result of such sales is recognized in the period in which the sale occurs.

      During 2001, the company entered into an uncommitted trade receivables securitization facility that allows for the ongoing sale of up to $500 million of trade receivables. This facility was put in place primarily to provide backup liquidity and can be accessed on three days' notice. The company sold $179 million in trade receivables through this facility in 2001. In addition, the company sold $278 million of loans receivable due from state and local government customers through a securitization program established in 1990. No receivables were sold in 2000 under this program. Net gains and losses on these sales were insignificant.

      Total cash proceeds of $460 million were received in 2001 from the sale and securitization of receivables.

      At December 31, 2001, the total balance of assets securitized and under the company's management was $213 million, all of which related to loans receivable. Servicing assets net of servicing liabilities were insignificant.

      The investors in the loans receivable securitizations have recourse to the company via a limited guarantee. At year-end 2001, delinquent amounts from the receivables sold and net credit losses were insignificant.

j  Borrowings

SHORT-TERM DEBT

(dollars in millions)
AT DECEMBER 31:                                             2001            2000
--------------------------------------------------------------------------------
Commercial paper                                         $ 4,809         $ 3,521
Short-term loans                                           1,564           3,975
Long-term debt: Current maturities                         4,815           2,709
--------------------------------------------------------------------------------
Total                                                    $11,188         $10,205
================================================================================

The weighted-average interest rates for commercial paper at December 31, 2001 and 2000, were 1.9 percent and 6.7 percent, respectively. The weighted-average interest rates for short-term loans at December 31, 2001 and 2000, were 4.0 percent and 2.9 percent, respectively.

LONG-TERM DEBT

(dollars in millions)
AT DECEMBER 31:                             Maturities         2001         2000
--------------------------------------------------------------------------------
U.S. dollars:
Debentures:
6.22%                                             2027      $   500      $   500
6.5%                                              2028          700          700
7.0%                                              2025          600          600
7.0%                                              2045          150          150
7.125%                                            2096          850          850
7.5%                                              2013          550          550
8.375%                                            2019          750          750
Notes: 6.3% average                          2002-2014        2,772        2,933
Medium-term note
  program: 5.4% average                      2002-2014        3,620        4,305
Other: 4.5% average                          2002-2009          828        1,092
--------------------------------------------------------------------------------
                                                             11,320       12,430
Other currencies (average
 interest rate at
December 31, 2001,
in parentheses):
Euros (4.4%)                                 2002-2009        3,042        3,042
Japanese yen (1.1%)                          2002-2014        4,749        4,845
Canadian dollars (5.8%) 2002-2011                               441          302
Swiss francs (4.0%)                          2002-2003          151          231
Other (6.1%)                                 2002-2014          726          275
--------------------------------------------------------------------------------
                                                             20,429       21,125
Less: Net unamortized
  discount                                                       47           45
Add: SFAS No. 133 fair
  value adjustment*                                             396           --
--------------------------------------------------------------------------------
                                                             20,778       21,080
Less: Current maturities                                      4,815        2,709
--------------------------------------------------------------------------------
Total                                                       $15,963      $18,371
================================================================================

* IN ACCORDANCE WITH THE REQUIREMENTS OF SFAS NO. 133, THE PORTION OF THE COMPANY'S FIXED-RATE DEBT OBLIGATIONS THAT IS HEDGED IS REFLECTED IN THE CONSOLIDATED STATEMENT OF FINANCIAL POSITION AS AN AMOUNT EQUAL TO THE SUM OF THE DEBT'S CARRYING VALUE PLUS A SFAS NO. 133 FAIR VALUE ADJUSTMENT REPRESENTING CHANGES RECORDED IN THE FAIR VALUE OF THE HEDGED DEBT OBLIGATIONS ATTRIBUTABLE TO MOVEMENTS IN MARKET INTEREST RATES.

                   Notes to Consolidated Financial Statements

                   INTERNATIONAL BUSINESS MACHINES CORPORATION
                            AND SUBSIDIARY COMPANIES

      Annual maturities on long-term debt outstanding at December 31, 2001, are as follows:

(dollars in millions)
--------------------------------------------------------------------------------
2002                                                                      $5,186
2003                                                                       3,106
2004                                                                       1,501
2005                                                                       1,904
2006                                                                       2,261
2007 and beyond                                                            6,471

INTEREST ON DEBT

(dollars in millions)                      2001           2000*           1999*
--------------------------------------------------------------------------------
Cost of Global Financing                $   964         $ 1,082         $ 1,100
Interest expense                            238             347             352
Interest capitalized                         33              20              23
--------------------------------------------------------------------------------
Total interest paid
  and accrued                           $ 1,235         $ 1,449         $ 1,475
================================================================================

* RECLASSIFIED TO CONFORM WITH 2001 PRESENTATION.

Refer to the table and related discussion on page 104 in note v, "Segment Information," for the total interest expense of the Global Financing segment. See note k, "Derivatives and Hedging Transactions," on pages 85 through 87 for a discussion of the use of currency and interest rate swaps in the company's debt risk management program.

LINES OF CREDIT

Effective May 31, 2001, the company replaced its $10 billion committed global credit facility, which was due to expire in February 2002, with two global credit facilities totaling $12.0 billion in committed credit lines, including an $8.0 billion five-year facility and a $4.0 billion 364-day facility. The company's other lines of credit, most of which were uncommitted, totaled $6,860 million and $7,646 million, respectively, at December 31, 2001 and 2000. Interest rates and other terms of borrowing under these lines of credit vary from country to country, depending on local market conditions.

(dollars in millions)
AT DECEMBER 31:                                              2001          2000
--------------------------------------------------------------------------------
Unused lines
  From the committed global
   credit facility                                        $11,383        $ 9,103
  From other committed
   and uncommitted lines                                    4,738          5,111
--------------------------------------------------------------------------------
Total unused lines of credit                              $16,121        $14,214
================================================================================

k  Derivatives and Hedging Transactions

DERIVATIVES AND HEDGING

The company operates in approximately 35 functional currencies and is a significant lender and a borrower in the global markets. In the normal course of business, the company is exposed to the impact of interest rate changes and foreign currency fluctuations. The company limits these risks by following established risk management policies and procedures including use of derivatives and, where cost-effective, financing with debt in the currencies in which assets are denominated. For interest rate exposures, derivatives are used to align rate movements between the interest rates associated with the company's lease and other financial assets and the interest rates associated with its financing debt. Derivatives are also used to manage the related cost of debt. For currency exposures, derivatives are used to limit the effects of foreign exchange rate fluctuations on financial results.

      The company does not use derivatives for trading or speculative purposes, nor is it a party to leveraged derivatives. Further, the company has a policy of only entering into contracts with carefully selected major financial institutions based upon their credit ratings and other factors and maintains strict dollar and term limits that correspond to the institution's credit rating. When viewed in conjunction with the underlying and offsetting exposure that the derivatives are designed to hedge, the company has not sustained a material loss from these instruments.

      In its hedging programs, the company employs the use of forward contracts, interest rate and currency swaps, options, caps, floors or a combination thereof depending upon the underlying exposure.

A brief description of the major hedging programs follows:

DEBT RISK MANAGEMENT

The company issues debt on the global capital markets, principally to fund its financing lease and loan portfolio. Access to cost-effective financing can result in interest rate and/or currency mismatches with the underlying assets. To manage these mismatches and to reduce overall interest cost, the company primarily uses interest-rate and currency instruments, principally swaps, to convert specific fixed-rate debt issuances into variable-rate debt (i.e., fair value hedges) and to convert specific variable-rate debt and anticipated

                   Notes to Consolidated Financial Statements

                   INTERNATIONAL BUSINESS MACHINES CORPORATION
                            AND SUBSIDIARY COMPANIES

commercial paper issuances to fixed rates (i.e., cash flow hedges). The resulting cost of funds is lower than that which would have been available if debt with matching characteristics was issued directly. The weighted-average remaining maturity of all swaps in the debt risk management program is approximately four years.

LONG-TERM INVESTMENTS IN FOREIGN SUBSIDIARIES
("NET INVESTMENTS")

A significant portion of the company's foreign currency denominated debt portfolio is designated as a hedge to reduce the volatility in stockholders' equity caused by changes in foreign currency exchange rates in the functional currency of major foreign subsidiaries with respect to the U.S. dollar. The company also uses currency swaps and foreign exchange forward contracts for this risk management purpose. The currency effects of these hedges (approximately $506 million for the current period, net of tax) are reflected as a credit in the Accumulated gains and losses not affecting retained earnings section of the Consolidated Statement of Stockholders' Equity, thereby offsetting a portion of the translation of the applicable foreign subsidiaries' net assets.

ANTICIPATED ROYALTIES AND COST TRANSACTIONS

The company's operations generate significant non functional currency third party vendor payments and intercompany payments for royalties and goods and services among the company's non-U.S. subsidiaries and with the parent company. In anticipation of these foreign currency cash flows and in view of the volatility of the currency markets, the company selectively employs foreign exchange forward and option contracts to manage its currency risk. At December 31, 2001, the maximum remaining maturity of these derivative instruments was less than 24 months, commensurate with the underlying hedged anticipated cash flows. The effective portion of the gain or loss of these contracts is reported in net income when the underlying transactions occur. Classification of derivative gains and losses in the Consolidated Statement of Earnings is consistent with the recognition of the specific underlying transactions hedged.

SUBSIDIARY CASH AND FOREIGN CURRENCY
ASSET/LIABILITY MANAGEMENT

The company uses its Global Treasury Centers to manage the cash of its subsidiaries. These centers principally use currency swaps to convert cash flows in a cost-effective manner. In addition, the company uses foreign exchange forward contracts to hedge, on a net basis, the foreign currency exposure of a portion of the company's non functional currency assets and liabilities. The terms of these forward and swap contracts are generally less than one year. The changes in fair value from these contracts and from the underlying hedged exposures are generally offsetting and are recorded in Other income and expense in the Consolidated Statement of Earnings.

EQUITY RISK MANAGEMENT

The company is exposed to certain equity price changes related to certain obligations to employees. These equity exposures are primarily related to market value movements in certain broad equity market indices and in the company's own stock. Changes in the overall value of this employee compensation obligation are recorded in SG&A expense in the Consolidated Statement of Earnings. Although not designated as accounting hedges, the company utilizes equity derivatives, including equity swaps and futures to economically hedge the equity exposures relating to this employee compensation obligation. To match the exposures relating to this employee compensation obligation, these derivatives are linked to the total return of certain broad equity market indices and/or the total return of the company's common stock. These derivatives are recorded at fair value with gains or losses also reported in SG&A expense in the Consolidated Statement of Earnings.

OTHER DERIVATIVES

The company holds warrants in connection with certain investments that, although not designated as hedging instruments, are deemed derivatives since they contain net share settlement clauses. During the year, the company recorded the change in the fair value of these warrants in net income.

      The following table summarizes the net fair value of the company's derivative and other risk management instruments at December 31, 2001, included in the Consolidated Statement of Financial Position.

                   Notes to Consolidated Financial Statements

                   INTERNATIONAL BUSINESS MACHINES CORPORATION
                            AND SUBSIDIARY COMPANIES

RISK MANAGEMENT PROGRAM

                                                                               Hedge Designation
                                                                    -------------------------------------
                                                                                                      Net   Non-Hedge/
(dollars in millions)                                               Fair Value    Cash Flow    Investment        Other
------------------------------------------------------------------------------------------------------------------------
Derivatives:
  Debt risk management                                                  $  301       $ (26)      $    --         $(13)
  Long-term investments in foreign subsidiaries ("net investments")                                   92
  Anticipated royalties and cost transactions                                          375
  Subsidiary cash and foreign currency asset/liability management                                                  16
  Equity risk management                                                                                           22
  All other                                                                                                         3
------------------------------------------------------------------------------------------------------------------------
Total derivatives                                                       $  301(1)    $ 349(2)    $    92(3)      $ 28(4)
Debt:
  Long-term investments in foreign subsidiaries ("net investments")         --          --        (5,519)*         --
------------------------------------------------------------------------------------------------------------------------
Total                                                                   $  301       $ 349       $(5,427)        $ 28
========================================================================================================================

* REPRESENTS FAIR VALUE OF FOREIGN DENOMINATED DEBT ISSUANCES FORMALLY DESIGNATED AS A HEDGE OF NET INVESTMENTS.

(1)   COMPRISES ASSETS OF $301 MILLION.

(2)   COMPRISES ASSETS OF $383 MILLION AND LIABILITIES OF $34 MILLION.

(3)   COMPRISES ASSETS OF $92 MILLION.

(4)   COMPRISES ASSETS OF $60 MILLION AND LIABILITIES OF $32 MILLION.

ACCUMULATED DERIVATIVE GAINS OR LOSSES

As illustrated, the company makes extensive use of cash flow hedges, principally in the anticipated royalties and cost transactions risk management program. In connection with the company's cash flow hedges, it has recorded approximately $296 million of net gains in Accumulated gains and losses not affecting retained earnings as of December 31, 2001, net of tax, of which approximately $276 million is expected to be reclassified to net income within the next year to provide an economic offset to the impact of the underlying anticipated cash flows hedged.

   The following table summarizes activity in the Accumulated gains and losses not affecting retained earnings section of the Consolidated Statement of Stockholders' Equity related to all derivatives classified as cash flow hedges held by the company during the period January 1, 2001 (the date of the company's adoption of SFAS No. 133) through December 31, 2001:

                                                                         Debit/
(dollars in millions, net of tax)                                       (Credit)
--------------------------------------------------------------------------------
Cumulative effect of adoption
  of SFAS No. 133 as of January 1, 2001                                   $(219)
Net gains reclassified into earnings
  from equity                                                               379
Changes in fair value of derivatives                                       (456)
--------------------------------------------------------------------------------
Accumulated derivative gain included in
  Accumulated gains and losses not affecting
  retained earnings as of December 31, 2001                               $(296)
================================================================================

As of December 31, 2001, there were no significant gains or losses on derivative transactions or portions thereof that were either ineffective as hedges, excluded from the assessment of hedge effectiveness, or associated with an underlying exposure that did not occur; nor are there any anticipated in the normal course of business.

l  Other Liabilities

(dollars in millions)
AT DECEMBER 31:                                            2001             2000
--------------------------------------------------------------------------------
Retirement and nonpension
  postretirement benefits--
  U.S. and non-U.S. employees                           $ 8,044          $ 7,128
Deferred income taxes                                     1,593            1,623
Deferred income                                           1,145            1,266
Executive compensation accruals                             868              769
Restructuring actions                                       589              854
Postemployment/
  preretirement liability                                   493              585
Environmental accruals                                      215              226
Other                                                       670              497
--------------------------------------------------------------------------------
Total                                                   $13,617          $12,948
================================================================================

The company has taken actions, including workforce rebalancing actions, each year to improve productivity and competitive position. Contractually obligated future payments associated with these ongoing activities are recorded in postemployment/preretirement liabilities. Prior to 1994 and in 1999, the company took significant actions including

                   Notes to Consolidated Financial Statements

                   INTERNATIONAL BUSINESS MACHINES CORPORATION
                            AND SUBSIDIARY COMPANIES

significant workforce reductions. The non current liabilities relating to these actions are included in restructuring actions in the table on page 87. See note q, "1999 Actions," on pages 91 through 93 for more information regarding the 1999 actions. The reconciliation of the December 31, 2000 to 2001, balances of the current and non current liabilities for restructuring actions are presented below. The current liabilities presented in the table are included in Other accrued expenses and liabilities in the Consolidated State ment of Financial Position.

                                              Dec. 31,                           Dec. 31,
                                                  2000                   Other      2001
(dollars in millions)                          Balance   Payments  Adjustments    Balance
-----------------------------------------------------------------------------------------
Current:
Workforce                                        $ 148      $ 128        $  67       $  87
Space                                               91         86           60          65
-----------------------------------------------------------------------------------------
Total                                            $ 239      $ 214        $ 127       $ 152
==========================================================================================

Non current:
Workforce                                        $ 470      $  --        $ (85)      $ 385
Space                                              384         --         (180)        204
-----------------------------------------------------------------------------------------
Total                                            $ 854      $  --        $(265)      $ 589
==========================================================================================

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

      The Other Adjustments column in the table above includes the reclassification of non current to current and translation adjustments. In addition, the company adjusted its vacant space accrual by $110 million. This adjustment is recorded as part of the real estate activity included in Other income and expense and is offset by a decline in real estate gains in 2001. Refer to "Other Income and Expense," on page 91 for additional information on the company's net gains from real estate activity. The adjustment was made as a result of the company's periodic reassessment of the remaining accrual.

      The company employs extensive internal environmental protection programs that primarily are preventive in nature. The company also participates in environmental assessments and cleanups at a number of locations, including operating facilities, previously owned facilities and Superfund sites.

      The total amounts accrued for environmental liabilities, including amounts classified as current in the Consolidated Statement of Financial Position, that do not reflect actual or anticipated insurance recoveries, were $238 million and $248 million at December 31, 2001 and 2000, respectively.

      Estimated environmental costs are not expected to materially affect the financial position or results of the company's operations in future periods. However, estimates of future costs are subject to change due to protracted cleanup periods and changing environmental remediation regulations.

m  Stockholders' Equity Activity

STOCK REPURCHASES

From time to time, the Board of Directors authorizes the company to repurchase IBM common stock. The company repurchased 50,764,698 common shares at a cost of $5.3 billion and 61,041,820 common shares at a cost of $6.7 billion in 2001 and 2000, respectively. In 2001 and 2000, the company issued 1,923,502 and 2,174,594 treasury shares, respectively, as a result of exercises of stock options by employees of certain recently acquired businesses and by non-U.S. employees. At December 31, 2001, approximately $4.6 billion of Board authorized repurchases remained. The company plans to purchase shares on the open market from time to time, depending on market conditions. The company also repurchased 314,433 common shares at a cost of $31 million and 249,288 common shares at a cost of $27 million in 2001 and 2000, respectively, as part of other stock compensation plans.

      In 1995, the Board of Directors authorized the company to repurchase all of its outstanding Series A 7-1/2 percent callable preferred stock. On May 18, 2001, the company announced it would redeem all outstanding shares of its Series A 7-1/2 percent callable preferred stock, represented by the outstanding depositary shares (10,184,043 shares). The depositary shares represent ownership of one-fourth of a share of preferred stock. Depositary shares were redeemed as of July 3, 2001, the redemption date, for cash at a redemption price of $25 plus accrued and unpaid dividends to the redemption date for each depositary share. Dividends on preferred stock, represented by the depositary shares, ceased to accrue on the redemption date. The company did not repurchase any shares in 2000.

Employee Benefits Trust

In 1997, the company created an employee benefits trust to which the company contributed 10 million shares of treasury stock. The company was authorized to instruct the trustee to sell such shares from time to time and to use the proceeds from such sales, and any dividends paid or earnings received on such stock, toward the partial payment of the company's obligations under certain of its compensation and benefit plans. The shares held in trust were not considered outstanding for earnings per share purposes until they were committed to be released. The company did not commit any

                   Notes to Consolidated Financial Statements

                   INTERNATIONAL BUSINESS MACHINES CORPORATION
                            AND SUBSIDIARY COMPANIES

shares for release from the trust during its existence nor were any shares sold from the trust. The trust would have expired in 2007. Due to the fact that the company has not used the trust, nor is it expected to need the trust prior to its expiration, the company dissolved the trust, effective May 31, 2001, and all of the shares (20 million on a split-adjusted basis) were returned to the company as treasury shares. Dissolution of the trust will not affect the company's obligations related to any of its compensation and employee benefit plans or its ability to settle the obligations. In addition, the dissolution is not expected to have any impact on net income. At this time, the company plans to fully meet its obligations for the compensation and benefit plans in the same manner as it does today, using cash from operations.

ACCUMULATED GAINS AND LOSSES NOT AFFECTING RETAINED EARNINGS*+

                                                 Net                                           Net     Accumulated
                                          Unrealized       Foreign        Minimum       Unrealized   Gains/(losses)
                                            Gains On      Currency        Pension   Gains/(losses)    Not Affecting
                                           Cash Flow   Translation      Liability    On Marketable         Retained
(Dollars in Millions)              Hedge Derivatives   Adjustments    Adjustments       Securities         Earnings
-------------------------------------------------------------------------------------------------------------------
January 1, 1999                                $  --       $ 1,014        $ (154)            $  51           $  911
Change for period                                 --         (549)              3              796              250
-------------------------------------------------------------------------------------------------------------------
December 31, 1999                                 --           465          (151)              847            1,161
Change for period                                 --         (538)              7            (925)          (1,456)
-------------------------------------------------------------------------------------------------------------------
December 31, 2000                                 --          (73)          (144)             (78)            (295)
Cumulative effect on January 1, 2001             219            --             --               --              219
Change for period                                 77         (539)          (216)               92            (586)
-------------------------------------------------------------------------------------------------------------------
December 31, 2001                              $ 296       $ (612)        $ (360)            $  14         $  (662)
===================================================================================================================

*     NET OF TAX.
+     RECLASSIFIED TO CONFORM WITH 2001 PRESENTATION.

NET CHANGE IN UNREALIZED GAINS/(LOSSES) ON MARKETABLE SECURITIES (NET OF TAX)

(dollars in millions)
AT DECEMBER 31:                                           2001             2000
--------------------------------------------------------------------------------
Net unrealized losses arising
  during the period                                      $(154)           $(810)
Less net (losses)/gains included
  in net income for the period                            (246)*            115
--------------------------------------------------------------------------------
Net change in unrealized gains/
  (losses) on marketable securities                      $  92            $(925)
================================================================================

*     INCLUDES WRITE-DOWNS OF $287 MILLION.

Unrealized losses arising in 2000 relate primarily to previous unrealized gains from original cost occurring in prior years.

n  Contingencies and Commitments

CONTINGENCIES

The company is subject to a variety of claims and suits that arise from time to time in the ordinary course of its business, including actions with respect to contracts, intellectual property, product liability, employment and environmental matters. The company is a defendant and/or third-party defendant in a number of cases in which claims have been filed by current and former employees, independent contractors, estate representatives, offspring and relatives of employees seeking damages for wrongful death and personal injuries allegedly caused by exposure to chemicals in various of the company's facilities from 1964 to the present. The company believes that plaintiffs' claims are without merit and will defend itself vigorously.

      While it is not possible to predict the ultimate outcome of the matters discussed above, the company believes that any losses associated with any of such matters will not have a material effect on the company's business, financial condition or results of operations.

COMMITMENTS

The company has guaranteed certain loans and financial commitments. The approximate amount of these financial guarantees was $218 million and $388 million at December 31, 2001 and 2000, respectively.

      The company extended lines of credit, of which the unused amounts were $4,088 million and $4,235 million at December 31, 2001 and 2000, respectively. A portion of these amounts was available to the company's dealers to support their working capital needs. In addition, the company committed to provide future financing to its customers in connection with customer purchase agreements for approximately $269 million and $129 million at December 31, 2001 and 2000, respectively.

                   Notes to Consolidated Financial Statements

                   INTERNATIONAL BUSINESS MACHINES CORPORATION
                            AND SUBSIDIARY COMPANIES

o  TAXES

(dollars in millions)
FOR THE YEAR ENDED DECEMBER 31:                 2001          2000          1999
--------------------------------------------------------------------------------
Income before income taxes:
U.S. operations                              $ 5,386       $ 5,871       $ 5,892
Non-U.S. operations                            5,567         5,663         5,865
--------------------------------------------------------------------------------
                                             $10,953       $11,534       $11,757
================================================================================

The provision for income taxes by geographic operations is as follows:

U.S. operations                              $ 1,455       $ 1,692       $ 2,005
Non-U.S. operations                            1,775         1,749         2,040
--------------------------------------------------------------------------------
Total provision for
  income taxes                               $ 3,230       $ 3,441       $ 4,045
================================================================================

The components of the provision for income taxes by taxing jurisdiction are as follows:

(dollars in millions)
FOR THE YEAR ENDED DECEMBER 31:                 2001          2000          1999
--------------------------------------------------------------------------------
U.S. federal:
Current                                      $   348       $   613       $ 1,759
Deferred                                         341           286          (427)
--------------------------------------------------------------------------------
                                                 689           899         1,332
U.S. state and local:
Current                                           62           192           272
Deferred                                         155            47             7
--------------------------------------------------------------------------------
                                                 217           239           279
Non-U.S.:
Current                                        2,162         2,607         2,727
Deferred                                         162          (304)         (293)
--------------------------------------------------------------------------------
                                               2,324         2,303         2,434
--------------------------------------------------------------------------------
Total provision for income taxes               3,230         3,441         4,045
Provision for social security,
  real estate, personal
  property and other taxes                     2,761         2,766         2,831
--------------------------------------------------------------------------------
Total provision for taxes                    $ 5,991       $ 6,207       $ 6,876
================================================================================

The effect of tax law changes on deferred tax assets and liabilities did not have a significant effect on the company's effective tax rate.

      The significant components of activities that gave rise to deferred tax assets and liabilities that are recorded on the Consolidated Statement of Financial Position were as follows:

DEFERRED TAX ASSETS

(dollars in millions)
AT DECEMBER 31:                                            2001      2000
-------------------------------------------------------------------------
Employee benefits                                       $ 3,612   $ 3,673
Alternative minimum tax credits                           1,282     1,424
Bad debt, inventory and
  warranty reserves                                         907       953
Capitalized research and development                        747       848
General business credits                                    700       655
Deferred income                                             656       837
Infrastructure reduction charges                            466       617
Depreciation                                                386       376
Foreign tax loss carryforwards                              325       489
Equity alliances                                            290       437
State and local tax loss carryforwards                      238       246
Intracompany sales and services                             127       149
Other                                                     2,974     2,809
-------------------------------------------------------------------------
Gross deferred tax assets                                12,710    13,513
Less: Valuation allowance                                   581       572
-------------------------------------------------------------------------
Net deferred tax assets                                 $12,129  $ 12,941
=========================================================================



DEFERRED TAX LIABILITIES

(dollars in millions)
AT DECEMBER 31:                                            2001      2000
-------------------------------------------------------------------------
Retirement benefits                                     $ 3,977   $ 3,447
Sales-type leases                                         2,159     2,450
Depreciation                                                971     1,179
Software costs deferred                                     318       306
Other                                                     1,744     1,836
-------------------------------------------------------------------------
Gross deferred tax liabilities                          $ 9,169   $ 9,218
=========================================================================

The valuation allowance at December 31, 2001, principally applies to certain state and local, and foreign tax loss carryforwards that, in the opinion of management, are more likely than not to expire before the company can use them.

      A reconciliation of the company's effective tax rate to the statutory U.S. federal tax rate is as follows:

FOR THE YEAR ENDED DECEMBER 31:                         2001    2000     1999
--------------------------------------------------------------------------------
Statutory rate                                           35%       35%       35%
Foreign tax differential                                (5)       (6)       (2)
State and local                                          1         1         1
Valuation allowance
  related items                                         --        (1)       --
Other                                                   (1)        1        --
--------------------------------------------------------------------------------
Effective rate                                          30%       30%       34%
================================================================================

                   Notes to Consolidated Financial Statements

                   INTERNATIONAL BUSINESS MACHINES CORPORATION
                            AND SUBSIDIARY COMPANIES

      The company's effective rate will change year to year based on nonrecurring events (such as the sale of the Global Network business and various other actions in 1999) as well as recurring factors including the geographical mix of income before taxes, the timing and amount of foreign dividends, state and local taxes, and the interaction of various global tax strategies. In the normal course of business, the company expects that its effective rate will approximate 30 percent.

      For tax return purposes, the company has available tax credit carryforwards of approximately $2,092 million, of which $1,282 million have an indefinite carryforward period and the remainder begin to expire in 2004. The company also has state and local, and foreign tax loss carryforwards, the tax effect of which is $563 million. Most of these carryforwards are available for 5 years or have an indefinite carryforward period.

   Undistributed earnings of non-U.S. subsidiaries included in consolidated retained earnings were $16,851 million at December 31, 2001, $15,472 million at December 31, 2000, and $14,900 million at December 31, 1999. These earnings, which reflect full provision for non-U.S. income taxes, are indefinitely reinvested in non-U.S. operations or will be remitted substantially free of additional tax.

p  Expense and Other Income

SELLING, GENERAL AND ADMINISTRATIVE

Included in SG&A expense is advertising expense, which includes media, agency and promotional expenses, of $1,615 million, $1,746 million and $1,758 million in 2001, 2000 and 1999, respectively. Workforce accruals for contractually obligated payments to employees terminated in the ongoing course of business were $293 million, $169 million and $486 million in 2001, 2000 and 1999, respectively. The provision for bad debt expense in 2001, 2000 and 1999 was $491 million, $271 million and $319 million, respectively.

      In 1999, the $4,057 million gain from the sale of the Global Network (see "Divestitures," on page 82 for additional information) was recorded as a reduction of SG&A expense and the cost of $1,546 million for the 1999 actions described in note q, "1999 Actions," was included in SG&A expense.

RESEARCH, DEVELOPMENT AND ENGINEERING

Research, development and engineering expense was $5,290 million in 2001, $5,374 million in 2000 and $5,505 million in 1999.

The company had expenses of $4,620 million in 2001, $4,568 million in 2000 and $4,806 million in 1999 for basic scientific research and the application of scientific advances to the development of new and improved products and their uses. Of these amounts, software-related expenses were $1,926 million, $1,956 million and $2,051 million in 2001, 2000 and 1999, respectively. Included in the expense for 2000 and 1999 are charges for acquired in-process research and development of $9 million and $111 million, respectively. See note c, "Acquisitions/Divestitures," on page 82 for further information about that expense.

      Expenses for product-related engineering were $670 million, $806 million and $699 million in 2001, 2000 and 1999, respectively.

INTELLECTUAL PROPERTY AND CUSTOM DEVELOPMENT

INCOME

The company earned the following intellectual property-related income:

(dollars in millions)                           2001          2000          1999
--------------------------------------------------------------------------------
Sales and other transfers of
  intellectual property                      $   736       $   915       $   628
Licensing/royalty-based fees                     515           590           646
Custom development income                        284           223           232
--------------------------------------------------------------------------------
Total                                        $ 1,535       $ 1,728       $ 1,506
================================================================================

OTHER INCOME AND EXPENSE

The company recorded interest income (other than from the company's Global Financing business) of $178 million, $310 million and $416 million in 2001, 2000 and 1999, respectively. Net realized gains/(losses) from sales and other than temporary declines in market value of securities and other investments were $(169) million, $265 million and $366 million in 2001, 2000 and 1999, respectively. Net realized gains from certain real estate activity were $133 million, $222 million and $100 million in 2001, 2000 and 1999, respectively. Foreign currency transaction gains/(losses) amounted to $198 million, $140 million and $(125) million in 2001, 2000 and 1999, respectively.

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

      In total, the Technology Group actions resulted in a charge of $1,690 million ($1,366 million after tax, or $.73 per diluted common share) as described below and in the table on page 92.

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

      The company reduced its internal dynamic random access memory (DRAM) capacity by converting its manufacturing facility in Essonnes, France, from DRAM to custom logic. The company effected that conversion through a joint venture with Infineon Technologies, which at the time was a subsidiary of Siemens AG. Also related to DRAM, the company executed contracts with various banks and other financing institutions to sell and lease back test equipment.

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

      The company also announced aggressive steps intended to improve its competitive position in the markets that STD serves by merging server hard disk drive (HDD) product lines and realigning operations. The company integrated all server HDDs into a single low-cost design platform that uses common development and manufacturing processes. The company transferred manufacturing assembly and test operations to Hungary and Mexico and completed these actions by mid-2000.

      The actions within NHD relate to a global alliance with Cisco Systems, Inc. As a result of the announcement of the alliance, demand for the router and switch products by both existing and new customers deteriorated.

      The following table identifies the significant components of the pre-tax charge related to the 1999 actions and the liability as of December 31, 2001 and 2000:

                                            Investments                                       Liability
                                   Total      and Other   Liability                               as of
                                 Pre-Tax   Asset Write-     Created                  Other     Dec. 31,
(dollars in millions)           Charges*         Downs      in 1999  Payments  Adjustments**       1999  Payments
-----------------------------------------------------------------------------------------------------------------
Technology Group
MD Actions:
DRAM
  Equipment(1)                   $   662        $  662        $  --      $ --        $  --         $  --     $  --
  Employee terminations:(2)(8)
   Current                            30            --           30        15           18            33        44
   Non current                       137            --          137        --         (21)           116        --
Dominion investment(3)               171           171           --        --           --            --        --
MiCRUS investment(4)                 152            --          152        --           --           152       152
STD Actions:
  Equipment(5)                       337           337           --        --           --            --        --
  Employee terminations(6)            23            --           23        16           --             7         7
NHD Action:
  Inventory write-downs and
   contract cancellations(7)         178           178           --        --           --            --        --
------------------------------------------------------------------------------------------------------------------
Total 1999 actions               $ 1,690        $1,348        $ 342      $ 31        $  (3)        $ 308     $ 203
==================================================================================================================

                                                Liability
                                                    as of
                                     Other       Dec. 31,
(dollars in millions)          Adjustments**         2000
---------------------------------------------------------
Technology Group
MD Actions:
DRAM
  Equipment(1)                       $  --          $  --
  Employee terminations:(2)(8)
   Current                              26             15
   Non current                         (30)            86
Dominion investment(3)                  --             --
MiCRUS investment(4)                    --             --
STD Actions:
  Equipment(5)                          --             --
  Employee terminations(6)              --             --
NHD Action:
  Inventory write-downs and
   contract cancellations(7)            --             --
---------------------------------------------------------
Total 1999 actions                   $  (4)         $ 101
=========================================================

                   Notes to Consolidated Financial Statements

                   INTERNATIONAL BUSINESS MACHINES CORPORATION
                            AND SUBSIDIARY COMPANIES

                                    Liability as of                           Other   Liability as of
(dollars in millions)                 Dec. 31, 2000        Payments     Adjustments**   Dec. 31, 2001
-----------------------------------------------------------------------------------------------------
DRAM
  Employee terminations:(2)(8)
   Current                                    $  15            $ 14           $  12              $ 13
Non current                                      86              --            (12)                74
-----------------------------------------------------------------------------------------------------
Total 1999 actions                            $ 101            $ 14           $  --              $ 87
=====================================================================================================

* WITH THE EXCEPTION OF NHD INVENTORY WRITE-DOWNS, ALL CHARGES WERE RECORDED IN SG&A EXPENSE. NHD INVENTORY WRITE-DOWNS WERE RECORDED IN HARDWARE COST.

** PRINCIPALLY REPRESENTS RECLASSIFICATION OF NON CURRENT TO CURRENT AND TRANSLATION ADJUSTMENTS.

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

(6) WORKFORCE REDUCTIONS THAT AFFECTED APPROXIMATELY 900 EMPLOYEES (780 DIRECT MANUFACTURING AND 120 INDIRECT MANUFACTURING) IN THE U.S. THE WORKFORCE REDUCTIONS WERE COMPLETED BY THE END OF THE FIRST QUARTER OF 2000.

(7) WRITE-DOWN TO NET REALIZABLE VALUE OF INVENTORY OF ROUTER AND SWITCH PRODUCTS ($144 MILLION) AND CONTRACT CANCELLATION FEES ($34 MILLION) RELATED TO DETERIORATION IN DEMAND FOR ROUTER AND SWITCH PRODUCTS.

(8) THE 2001 YEAR-END AND 2000 AMOUNTS ARE ALSO DISCLOSED IN NOTE l, "OTHER LIABILITIES," ON PAGES 87 AND 88.

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

r  Earnings Per Share of Common Stock

The following table sets forth the computation of basic and diluted earnings per share of common stock.

FOR THE YEAR ENDED DECEMBER 31:                                                     2001                2000                 1999
---------------------------------------------------------------------------------------------------------------------------------
Weighted-average number of shares on which earnings per share calculations are based:

(dollars in millions except per share amounts)
---------------------------------------------------------------------------------------------------------------------------------
Basic                                                                      1,733,348,422       1,763,037,049        1,808,538,346
  Add--incremental shares under stock compensation plans                      36,595,476          46,750,030           59,344,849
  Add--incremental shares associated with contingently issuable shares         1,277,222           2,331,343            3,190,717
  Add--incremental shares associated with put options*                             9,479                  --                   --
---------------------------------------------------------------------------------------------------------------------------------
Assuming dilution                                                          1,771,230,599       1,812,118,422        1,871,073,912
=================================================================================================================================

Net income applicable to common stockholders (millions)                   $        7,713      $        8,073      $         7,692
Less--net income applicable to contingently issuable shares (millions)                 4                  21                  (11)
---------------------------------------------------------------------------------------------------------------------------------
Net income on which diluted earnings per share is calculated (millions)   $        7,709      $        8,052      $         7,703
=================================================================================================================================
Earnings per share of common stock:
  Assuming dilution                                                       $         4.35      $         4.44      $          4.12
  Basic                                                                   $         4.45      $         4.58      $          4.25

* REPRESENTS SHORT-TERM PUT OPTION CONTRACTS SOLD BY THE COMPANY ON A LIMITED BASIS THROUGH PRIVATE PLACEMENTS WITH INDEPENDENT THIRD PARTIES TO REDUCE THE COST OF THE SHARE BUY-BACK PROGRAM. THE PUT OPTION CONTRACTS THAT WERE EXECUTED PERMITTED NET SHARE SETTLEMENT AT THE COMPANY'S OPTION AND DID NOT RESULT IN A PUT OPTION LIABILITY ON THE CONSOLIDATED STATEMENT OF FINANCIAL POSITION. AT DECEMBER 31, 2001, THE COMPANY DID NOT HAVE ANY PUT OPTION OBLIGATIONS OUTSTANDING.

                   Notes to Consolidated Financial Statements

                   INTERNATIONAL BUSINESS MACHINES CORPORATION
                            AND SUBSIDIARY COMPANIES

      Stock options to purchase 67,596,737 common shares in 2001, 34,633,343 common shares in 2000 and 27,355,056 common shares in 1999 were outstanding, but were not included in the computation of diluted earnings per share because the exercise price of the options was greater than the average market price of the common shares and, therefore, the effect would have been antidilutive. Net income applicable to common stockholders excludes preferred stock dividends of $10 million in 2001 and $20 million in both 2000 and 1999.

s  Rental Expense and Lease Commitments

Rental expense, including amounts charged to inventories and fixed assets and excluding amounts previously reserved, was $1,349 million in 2001, $1,366 million in 2000 and $1,397 million in 1999. The table below depicts gross minimum rental commitments under noncancelable leases, amounts related to vacant space associated with infrastructure reduction and restructuring actions taken through 1993 (previously reserved), and sublease income commitments. These amounts reflect activities primarily related to office space as well as to manufacturing equipment.


                                                                     Beyond
(dollars in millions)           2002     2003   2004   2005   2006     2006
---------------------------------------------------------------------------
Gross rental commitments      $1,378   $1,129   $798   $625   $437   $1,367
Vacant space                  $  121   $   75   $ 47   $ 42   $ 25   $   90
Sublease income commitments   $   58   $   32   $ 25   $ 19   $ 13   $   36

t  Stock-based Compensation Plans

The company applies Accounting Principles Board (APB) Opinion No. 25, "Accounting for Stock Issued to Employees," and related Interpretations in accounting for its stock-based compensation plans. A description of the terms of the company's stock-based compensation plans follows:

LONG-TERM PERFORMANCE PLANS

Incentive awards are provided to employees under the terms of the company's Long-Term Performance Plans ("the Plans"). The Plans are administered by the Executive Compensation and Management Resources Committee of the Board of Directors. The committee determines the type and terms of the awards to be granted, including vesting provisions.

      Awards may include stock options, stock appreciation rights, restricted stock, cash or stock awards, or any combination thereof. The number of shares that may be issued under the Plans is 231.6 million. There were 193.4 million and 121.9 million unused shares available to be granted under the Plans at December 31, 2001 and 2000, respectively. Awards under the Plans resulted in compensation expense of $169.8 million, $134.0 million and $267.3 million in 2001, 2000 and 1999, respectively.

STOCK OPTION GRANTS

Stock options are granted to employees at an exercise price equal to the fair market value of the company's stock at the date of grant. Generally, options vest 25 percent per year, are fully vested four years from the grant date and have a term of ten years. The following tables summarize option activity under the Plans during 2001, 2000 and 1999:

                                             2001                      2000                       1999
                                  ------------------------  ------------------------   -------------------------
                                  Wtd. Avg.                 Wtd. Avg.                  Wtd. Avg.
                                   Exercise  No. of Shares   Exercise  No. of Shares    Exercise   No. of Shares
                                      Price   Under Option      Price   Under Option       Price    Under Option
----------------------------------------------------------------------------------------------------------------
Balance at January 1                   $ 73    160,557,003       $ 60    146,136,523        $ 36     131,443,850
Options granted                         110     43,410,364        102     42,601,014         115      42,786,845
Options exercised                        37    (20,354,701)        35    (18,243,347)         28     (23,160,228)
Options canceled/expired                100     (5,656,176)        87     (9,937,187)         61      (4,933,944)
----------------------------------------------------------------------------------------------------------------
Balance at December 31                 $ 85    177,956,490       $ 73    160,557,003        $ 60     146,136,523
================================================================================================================
Exercisable at December 31             $ 62     80,773,980       $ 45     66,599,878        $ 29      51,599,735
================================================================================================================

                   Notes to Consolidated Financial Statements

                   INTERNATIONAL BUSINESS MACHINES CORPORATION
                            AND SUBSIDIARY COMPANIES

The shares under option at December 31, 2001, were in the following exercise price ranges:

                                              Options Outstanding                     Options Currently Exercisable
                                -------------------------------------------------    -------------------------------
                                                                         Wtd. Avg.
                                                                         Remaining
                                     Wtd. Avg.                         Contractual        Wtd. Avg.
Exercise Price Range            Exercise Price    No. of Options   Life (in years)   Exercise Price  No. of Options
--------------------------------------------------------------------------------------------------------------------
$ 12--50                                   $ 28       35,220,555                 4             $ 28      34,918,554
$ 51--90                                     63       38,048,214                 6               60      24,215,708
$ 91--110                                   104       53,168,401                 9              105       9,934,212
$ 111 and over                              122       51,519,320                 9              131      11,705,506
--------------------------------------------------------------------------------------------------------------------
                                          $  85      177,956,490                 7             $ 62      80,773,980
====================================================================================================================

IBM EMPLOYEES STOCK PURCHASE PLAN

The IBM Employees Stock Purchase Plan (ESPP) enables substantially all regular employees to purchase full or fractional shares of IBM common stock through payroll deductions of up to 10 percent of eligible compensation. Effective July 1, 2000, ESPP was amended whereby the share price paid by an employee changed from 85 percent of the average market price on the last business day of each pay period, to the lesser of 85 percent of the average market price on the first business day of each offering period or 85 percent of the average market price on the last business day of each pay period. The current plan provides semi-annual offerings over the five-year period commencing July 1, 2000. ESPP participants are restricted from purchasing more than $25,000 of common stock in one calendar year or 1,000 shares in an offering period. This change is not expected to have a significant effect on the company's financial condition. Approximately 16.5 million, 26.3 million and 57.3 million reserved unissued shares were available for purchase under ESPP at Decem ber 31, 2001, 2000 and 1999, respectively.

PRO FORMA DISCLOSURE

In accordance with APB Opinion No. 25, the company does not recognize expense for stock options granted under the Plans or for employee stock purchases under the ESPP. SFAS No. 123, "Accounting for Stock-Based Compensation," requires a company to determine the fair market value of all awards of stock-based compensation at the grant date and to disclose pro forma net income and earnings per share as if the resulting stock-based compensation amounts were recorded in the Consolidated Statement of Earnings. The table below presents these pro forma disclosures:

                                                             2001                        2000                       1999
                                                 -------------------------   -------------------------   -------------------------

(dollars in millions except per share amounts)   As Reported     Pro Forma   As Reported     Pro Forma   As Reported     Pro Forma
----------------------------------------------------------------------------------------------------------------------------------
Net income applicable to common
  stockholders                                   $     7,713   $     6,474   $     8,073   $     7,183   $     7,692   $     7,044
Earnings per share of common stock:
   Assuming dilution                             $      4.35   $      3.69   $      4.44   $      3.99   $      4.12   $      3.78
   Basic                                         $      4.45   $      3.74   $      4.58   $      4.07   $      4.25   $      3.89

The pro forma amounts that are disclosed in accordance with SFAS No. 123 reflect the portion of the estimated fair value of awards that was earned for the years ended December 31, 2001, 2000 and 1999.

The fair market value of stock option grants is estimated using the Black-Scholes option-pricing model with the following assumptions:

                                                                2001           2000          1999
-------------------------------------------------------------------------------------------------
Term (years)*                                                    4/5            4/5           5/6
Volatility**                                                   37.7%          32.0%         27.3%
Risk-free interest rate (zero coupon U.S. treasury note)        4.4%           5.1%          6.6%
Dividend yield                                                  0.5%           0.5%          0.4%
Weighted-average fair value per option                        $   42         $   36        $   46

* Option term is 4 years for tax incentive options and 5 years for non-tax incentive options for the years ended December 31, 2001 and 2000. Option term is 5 years for tax incentive options and 6 years for non-tax incentive options for the year ended December 31, 1999.

** To determine volatility, the company measured the daily price changes of the stock over the respective term for tax incentive options and non-tax incentive options.

                   Notes to Consolidated Financial Statements

                   INTERNATIONAL BUSINESS MACHINES CORPORATION
                            AND SUBSIDIARY COMPANIES

u  Retirement-related Benefits

IBM offers defined benefit pension plans, defined contribution pension plans and nonpension postretirement plans, primarily consisting of retiree medical benefits. These benefits form an important part of the company's total compensation and benefits program that is designed to attract and retain highly skilled and talented employees. The following table provides the total retirement-related benefit plans impact on income before income taxes.

                                              U.S.                          Non-U.S.                        Total
                                  ---------------------------      -------------------------     ---------------------------
(dollars in millions)              2001       2000       1999       2001       2000     1999      2001       2000       1999
----------------------------------------------------------------------------------------------------------------------------
Total retirement-related
  plans--(income)/cost            $(256)     $(156)     $  47      $(181)     $(171)     $36     $(437)     $(327)     $  83
============================================================================================================================
Comprises:
  Defined benefit and
   contribution pension plans     $(632)     $(530)     $(295)     $(209)     $(198)     $ 7     $(841)     $(728)     $(288)
  Nonpension postretirement
   benefits                         376        374        342         28         27       29       404        401        371

See Management Discussion on pages 62 and 63 for additional discussion regarding the company's retirement-related benefits. Also see note a, "Significant Accounting Policies," pages 76 and 77 for the company's accounting policy regarding retirement-related benefits.

DEFINED BENEFIT AND DEFINED CONTRIBUTION PLANS

The company and its subsidiaries have defined benefit and defined contribution pension plans that cover substantially all regular employees, and supplemental retirement plans that cover certain executives.

U.S. PLANS

IBM provides U.S. regular, full-time and part-time employees with a noncontributory plan that is funded by company contributions to an irrevocable trust fund, which is held for the sole benefit of participants.

      Effective January 1, 2001, the company increased pension benefits to certain recipients who retired before January 1, 1997. The increases range from
2.5 percent to 25 percent, and are based on the year of retirement and the pension benefit currently being received. This improvement resulted in an additional cost to the company of approximately $100 million in 2001.

      Effective July 1, 1999, the company amended the IBM Retirement Plan to establish the IBM Personal Pension Plan (PPP). The new plan establishes a new formula for determining pension benefits for many of the company's employees. Under the amended PPP, a new formula was created whereby retirement benefits are credited to each employee's cash balance account monthly based on a percentage of the employee's pensionable compensation. Employees who were retirement eligible or within five years of retirement eligibility with at least one year of service, or who were at least forty years of age with at least ten years of service as of June 30, 1999, could elect to participate under the new formula or to have their service and earnings credit accrue under the preexisting benefit formula. Benefits become vested on the completion of five years of service under either formula.

      The number of individuals receiving benefits from the PPP at December 31, 2001 and 2000, was 131,071 and 129,290, respectively. Net periodic pension income for this plan for the years ended December 31, 2001, 2000 and 1999, was $1,025 million, $896 million and $638 million, respectively. Although these pension income amounts represent a contribution to the company's income before income taxes, these amounts are partially offset by the costs of the company's other retirement-related plans (see table above). Moreover, these amounts have positive implications for the company's employees, retirees and shareholders. The returns that the fund has experienced over time have resulted in these benefits. Therefore, despite the recent downturn in the equity and financial markets, the trust funds continued to provide the capacity to meet their obligations to current and future retirees.

      U.S. regular, full-time and part-time employees are eligible to participate in the Tax Deferred Savings Plan 401(k) (TDSP), which is a qualified voluntary defined contribution plan. The company matches 50 percent of the employee's contribution up to the first 6 percent of the employee's compensation. All contributions, including the company match, are made in cash in accordance with the participants' investment elections. There are no minimum amounts that must be invested in

                   Notes to Consolidated Financial Statements

                   INTERNATIONAL BUSINESS MACHINES CORPORATION
                            AND SUBSIDIARY COMPANIES

company stock. The total cost of all of the company's U.S. defined contribution plans was $313 million, $294 million and $275 million for the years ended December 31, 2001, 2000 and 1999, respectively.

NON-U.S. PLANS

Most subsidiaries and branches outside the U.S. have defined benefit and/or defined contribution retirement plans that cover substantially all regular employees, under which the company deposits funds under various fiduciary-type arrangements, purchases annuities under group contracts or provides reserves. Benefits under the defined benefit plans are typically based on years of service and the employee's compensation, generally during a fixed number of years immediately before retirement. The ranges of assumptions that are used for the non-U.S. defined benefit plans reflect the different economic environments within various countries. The total non-U.S. retirement plan (income)/cost of these plans for the years ended December 31, 2001, 2000 and 1999, was $(209) million, $(198) million and $7 million, respectively.

U.S. SUPPLEMENTAL EXECUTIVE RETENTION PLAN

The company also has a non qualified U.S. Supplemental Executive Retention Plan (SERP). The SERP, which is unfunded, provides defined pension benefits outside the IBM Retirement Plan to eligible executives, based on average earnings, years of service and age at retirement. Effective July 1, 1999, the company adopted the Supplemental Executive Retention Plan (which replaced the previous Supplemental Executive Retirement Plan). Some participants of the pre-existing SERP will still be eligible for benefits under that plan, but will not be eligible for the new plan. The total cost of this plan for the years ended December 31, 2001, 2000 and 1999, was $23 million, $24 million and $30 million, respectively. These amounts are reflected in Cost of other defined benefit plans below. At December 31, 2001 and 2000, the projected benefit obligation was $166 million and $163 million, respectively, and the amounts included in Other liabilities in the Consolidated Statement of Financial Position were pension liabilities of $151 million and $131 million, respectively.

(INCOME)/COST OF PENSION PLANS:

                                                               U.S. Plans                           Non-U.S. Plans
                                                   ---------------------------------      ---------------------------------
(dollars in millions)                                 2001         2000         1999         2001         2000         1999
---------------------------------------------------------------------------------------------------------------------------
Service cost                                       $   613      $   563      $   566      $   429      $   445      $   475
Interest cost                                        2,624        2,553        2,404        1,214        1,234        1,282
Expected return on plan assets                      (4,202)      (3,902)      (3,463)      (2,062)      (2,042)      (1,937)
Amortization of transition assets                     (140)        (141)        (140)         (10)         (10)         (11)
Amortization of prior service cost                      80           31          (21)          28           24           25
Recognized actuarial losses/(gains)                     --           --           16          (12)           4           28
Settlement gains                                        --           --           --          (12)         (25)         (23)
---------------------------------------------------------------------------------------------------------------------------
Net periodic pension income--U.S. Plan
  and material non-U.S. Plans                      $(1,025)     $  (896)     $  (638)     $  (425)     $  (370)     $  (161)
Cost of other defined benefit plans                     80           72           68           54           23           37
---------------------------------------------------------------------------------------------------------------------------
Total net periodic pension income for
  all defined benefit plans                        $  (945)     $  (824)     $  (570)     $  (371)     $  (347)     $  (124)
---------------------------------------------------------------------------------------------------------------------------
Cost of defined contribution plans                 $   313      $   294      $   275      $   162      $   149      $   131
---------------------------------------------------------------------------------------------------------------------------
Total retirement plan (income) cost recognized
  in the Consolidated Statement of Earnings        $  (632)     $  (530)     $  (295)     $  (209)     $  (198)     $     7
===========================================================================================================================

See beginning of note u, "Retirement-Related Benefits," on page 96 for the company's total retirement-related benefits (income)/cost.

                   Notes to Consolidated Financial Statements

                   INTERNATIONAL BUSINESS MACHINES CORPORATION
                            AND SUBSIDIARY COMPANIES

The changes in the benefit obligations and plan assets of the U.S. and significant non-U.S. defined benefit plans for 2001 and 2000 were as follows:

                                                              U.S. Plan                     Non-U.S. Plans
                                                       -----------------------          ----------------------
(dollars in millions)                                      2001           2000              2001          2000
--------------------------------------------------------------------------------------------------------------
Change in benefit obligation:
Benefit obligation at beginning of year                $ 37,539       $ 34,434          $ 21,150      $ 21,770
Service cost                                                613            563               429           445
Interest cost                                             2,624          2,553             1,214         1,234
Plan participants' contributions                             --             --                27            28
Acquisitions/divestitures, net                              (29)            36                22           (65)
Amendments                                                   --            645                 8            63
Actuarial losses                                            457          1,729             1,101           243
Benefits paid from trust                                 (2,595)        (2,421)             (748)         (728)
Direct benefit payments                                      --             --              (198)         (218)
Foreign exchange impact                                      --             --            (1,184)       (1,626)
Plan curtailments/settlements/termination benefits           --             --               (20)             4
--------------------------------------------------------------------------------------------------------------
Benefit obligation at end of year                        38,609         37,539            21,801        21,150
--------------------------------------------------------------------------------------------------------------
Change in plan assets:
Fair value of plan assets at beginning of year           44,594         45,584            24,833        27,843
Actual return on plan assets                             (2,405)         1,395            (1,559)         (196)
Employer contribution                                        --             --               417            66
Acquisitions/divestitures, net                              (29)            36                --           (50)
Plan participants' contributions                             --             --                27            28
Benefits paid from trust                                 (2,595)        (2,421)             (748)         (728)
Foreign exchange impact                                      --             --            (1,376)       (2,015)
Settlements                                                  --             --               (63)         (115)
--------------------------------------------------------------------------------------------------------------
Fair value of plan assets at end of year                 39,565         44,594            21,531        24,833
--------------------------------------------------------------------------------------------------------------
Fair value of plan assets in excess of benefit
obligation                                                  956          7,055              (270)        3,683
Unrecognized net actuarial losses/(gains)                 4,297         (2,768)            2,871        (1,860)
Unrecognized prior service costs                            803            883               140           168
Unrecognized net transition asset                          (351)          (491)              (42)          (56)
Adjustment to recognize non-U.S. minimum liability           --             --              (462)          (90)
--------------------------------------------------------------------------------------------------------------
Net prepaid pension asset recognized in the
  Consolidated Statement of Financial Position          $ 5,705        $ 4,679           $ 2,237       $ 1,845
==============================================================================================================

Actuarial assumptions used to determine costs and benefit obligations for principal pension plans follow:

                                                     U.S. Plan                          Non-U.S. Plans
WEIGHTED-AVERAGE ACTUARIAL                  ----------------------------      -----------------------------------
ASSUMPTIONS AS OF DECEMBER 31:               2001       2000        1999           2001        2000         1999
-----------------------------------------------------------------------------------------------------------------
Discount rate                                7.0%      7.25%       7.75%       4.5-7.1%    4.5-7.1%      4.5-7.3%
Expected return on plan assets              10.0%      10.0%        9.5%      5.0-10.0%   5.0-11.0%     6.0-10.5%
Rate of compensation increase                6.0%       6.0%        6.0%       2.0-6.1%    2.6-6.1%      2.6-6.1%

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

      The change in the discount rate for the 2001 U.S. plan year had an effect of an additional $9 million of net retirement plan cost for the year ended December 31, 2001. The change in expected return on plan assets and the discount rate for the 2000 U.S. plan year had an effect of an additional $195 million and $26 million of net retirement plan income, respectively, for the year ended December 31, 2000. This compares with an additional $46 million and $65 million of net retirement plan cost for the year ended December 31, 1999, as a result of plan year 1999 changes in the rate of compensation increase and the discount rate, respectively.

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

OTHER

As described earlier in this note, the company provides defined benefit pension plans in a number of countries. Page 98 includes an aggregation of the significant non-U.S. plans. SFAS No. 132, "Employers' Disclosures about Pensions and Other Postretirement Benefits," requires that companies disclose the aggregate benefit obligation (BO) and plan assets of all plans in which the BO exceeds plan assets. Similar disclosure is required for all plans in which the accumulated benefit obligation (ABO) exceeds plan assets. BO reflects the present value of the pension obligation assuming salary increases and is included in the table on the top of page 98. The ABO reflects this obligation based upon current salary levels (i.e., no salary increases). Accordingly, the ABO is a subset of the BO and the plans listed under the Plans with an ABO in excess of plan assets are also included in the amounts for Plans with a BO in excess of plan assets. The aggregate BO and plan assets are also disclosed for plans in which the plan assets exceed the BO.

                                       2001                             2000
                          -----------------------------     -----------------------------
                               BENEFIT             PLAN          Benefit             Plan
(dollars in millions)       OBLIGATION           ASSETS       Obligation           Assets
-----------------------------------------------------------------------------------------
Plans with BO in excess
  of plan assets          $     12,358     $     10,929     $      4,209     $      3,919
Plans with ABO
  in excess of plan
  assets                  $      3,041     $      2,636     $        530     $        400
Plans with assets
  in excess of BO         $      9,443     $     10,602     $     16,941     $     20,915

NONPENSION POSTRETIREMENT BENEFITS

The total cost of the company's nonpension post retirement benefits for the years ended December 31, 2001, 2000 and 1999, were $404 million, $401 million and $371 million, respectively. The company has a defined benefit postretirement plan that provides medical, dental and life insurance for U.S. retirees and eligible dependents. The total cost of this plan for the years ended December 31, 2001, 2000 and 1999, was $376 million, $374 million and $342 million, respectively. Effective July 1, 1999, the company established a "Future Health Account (FHA) Plan" for employees who were more than five years away from retirement eligibility. Employees who were within five years of retirement eligibility are covered under the company's prior retiree health benefits plan. Under either the FHA or the preexisting plan, there is a maximum cost to the company for retiree health care. For employees who retired before January 1, 1992, that maximum became effective in 2001. For all other employees, the maximum is effective upon retirement.

      Certain of the company's non-U.S. subsidiaries have similar plans for retirees. However, most of the retirees outside the U.S. are covered by government-sponsored and administered programs. The total cost of these plans for the years ended December 31, 2001, 2000 and 1999, was $28 million, $27 million and $29 million, respectively. At December 31, 2001 and 2000, Other liabilities in the Consolidated Statement of Financial Position include non-U.S. postretirement benefit liabilities of $200 million and $208 million, respectively.

                   Notes to Consolidated Financial Statements

                   INTERNATIONAL BUSINESS MACHINES CORPORATION
                            AND SUBSIDIARY COMPANIES

      The net periodic postretirement benefit cost for the U.S. plan for the years ended December 31 include the following components:

(dollars in millions)                          2001          2000          1999
--------------------------------------------------------------------------------
Service cost                                  $  65         $  50         $  48
Interest cost                                   437           449           424
Expected return on
  plan assets                                    --            (2)           (6)
Amortization of
  prior service costs                          (148)         (147)         (143)
Recognized actuarial losses                      22            24            19
--------------------------------------------------------------------------------
Net periodic post-
  retirement benefit cost                     $ 376         $ 374         $ 342
================================================================================

The changes in the benefit obligation and plan assets of the U.S. plan for 2001 and 2000 are as follows:

(dollars in millions)                                      2001           2000*
--------------------------------------------------------------------------------
Change in benefit obligation:
Benefit obligation at beginning of year                 $ 6,443        $ 6,178
Service cost                                                 65             50
Interest cost                                               437            449
Actuarial (gains)/losses                                   (183)           363
Participant contributions                                    71             23
Benefits paid from trust                                    (68)          (110)
Direct benefit payments                                    (617)          (510)
--------------------------------------------------------------------------------
Benefit obligation at end of year                         6,148          6,443
--------------------------------------------------------------------------------

Change in plan assets:
Fair value of plan assets at
  beginning of year                                           4            105
Actual return on plan assets                                  1            (14)
Participant contributions                                    71             23
Benefits paid                                               (68)          (110)
--------------------------------------------------------------------------------
Fair value of plan assets at end of year                      8              4
--------------------------------------------------------------------------------

Benefit obligation in excess
  of plan assets                                         (6,140)        (6,439)
Unrecognized net actuarial losses                           781            986
Unrecognized prior service costs                           (653)          (801)
--------------------------------------------------------------------------------
Accrued postretirement benefit
  liability recognized in the
  Consolidated Statement
  of Financial Position                                 $(6,012)       $ (6,254)
================================================================================

*     RECLASSIFIED TO CONFORM WITH 2001 PRESENTATION.

The plan assets primarily comprise short-term fixed-income investments.

      The benefit obligation was determined by applying the terms of medical, dental and life insurance plans, including the effects of established maximums on covered costs, together with relevant actuarial assumptions. These actuarial assumptions include a projected health care cost trend rate of 6 percent. The projected health care cost trend rate assumption is projected to increase to 10 percent in 2002, and is assumed to decrease gradually to 5 percent by 2007 and remain constant thereafter.

WEIGHTED-AVERAGE ACTUARIAL ASSUMPTIONS
FOR NON-PENSION POSTRETIREMENT
BENEFIT PLANS AS OF DECEMBER 31:                 2001         2000         1999
--------------------------------------------------------------------------------
Discount rate                                    7.00%        7.25%        7.75%
Expected return on
  plan assets                                     5.0%         5.0%         5.0%

The company evaluates its actuarial assumptions on an annual basis and considers changes in these long-term factors based upon market conditions and the requirements of SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions." The discount rate changes did not have a material effect on net postretirement benefit cost for the years ended December 31, 2001, 2000 and 1999.

      The health care cost trend rate has an insignificant effect on plan costs and obligations. A one-percentage-point change in the assumed health care cost trend rate would have the following effects at December 31, 2001:

                                         One-Percentage-    One-Percentage-
(dollars in millions)                     Point Increase     Point Decrease
--------------------------------------------------------------------------------
Effect on total service and
  interest cost                                     $  6               $ (6)
Effect on postretirement
  benefit obligation                                $ 24               $(29)

v  Segment Information

IBM uses advanced I/T to provide customer solutions. The company operates primarily in a single industry using several segments that create value by offering a variety of solutions that include, either singularly or in some combination, technologies, systems, products, services, software and financing.

      Organizationally, the company's major operations comprise a Global Services segment; three hardware product segments--Enterprise Systems, Personal and Printing Systems, and Technology; a Software segment; a Global Financing segment; and an Enterprise Investments segment. The segments are determined based on several factors, including customer base, homogeneity of products, technology and delivery channels.

      The Global Services segment is the world's largest I/T services provider, supporting computer hardware and software products and providing professional services to help customers of all sizes realize the full value of I/T. The segment provides value through three primary lines of business: Strategic Outsourcing Services, BIS and Integrated Technology Services. Strategic Outsourcing Services creates business value through long-term strategic partnerships with

                   Notes to Consolidated Financial Statements

                   INTERNATIONAL BUSINESS MACHINES CORPORATION
                            AND SUBSIDIARY COMPANIES

customers by taking on responsibility for their processes and systems. BIS provides business/industry consulting and end-to-end e-business implementation of such offerings as Supply Chain Management, Customer Relationship Management, Enterprise Resource Planning and Business Intelligence. Integrated Technology Services offers customers a single I/T partner to manage multivendor I/T systems' complexity in today's e-business environment including such traditional offerings as Product Support, Business Recovery Services, Site and Connectivity Services, and Systems Management and Networking Services. Learning Services supports the three primary lines of business and helps customers design, develop and deploy curricula to educate their employees. The Global Services segment is uniquely suited to integrate the full range of the company's and key industry participants' capabilities, including hardware, software, services and research.

      The Enterprise Systems segment produces powerful multipurpose computer servers that operate many open-network-based applications simultaneously for multiple users. They perform high-volume transaction processing and serve data to personal systems and other end-user devices. The servers are the engines behind the bulk of electronic business transactions, including e-commerce. Brands include the zSeries mainframe servers, the heart of the e-business infrastructure for mission-critical data and transaction processing, the pSeries servers, the most powerful technologically advanced UNIX servers, the iSeries mid-range servers, integrated mid-range business servers that run sophisticated business applications and the Intel-based xSeries servers. The segment also includes system-level product businesses such as the company's disk storage products, including the Enterprise Storage Server known as "Shark," tape subsystems and the company's storage area networking products.

      In the first quarter of 2001, the company reorganized the Personal Systems segment and renamed it the Personal and Printing Systems segment. In accordance with the organizational change, the company transferred the Printing Systems Division from the Technology segment to the Personal and Printing Systems segment. In addition, the xSeries (Intel-based) servers were transferred to the Enterprise Systems segment from the Personal Systems segment. The Personal and Printing Systems segment produces general-purpose computer systems, advanced function printers, and point-of-sale solutions. Major business units include Personal Computers, Retail Store Solutions, and Printing Systems. Major brands include ThinkPad mobile systems and NetVista.

      The Technology segment provides components such as semiconductors and HDDs for use in the company's products and for sale to original equipment manufacturers (OEM). Major business units include Microelectronics and Storage Technology.

      The Software segment delivers operating systems for the company's servers and e-business enabling software (middleware) for IBM and non-IBM platforms. The segment's business offerings align with key customer opportunity areas--transformation and integration, leveraging information, organizational effectiveness and managing technology. In addition to its own development, product and marketing effort, the segment supports 56,000 business partners to ensure that the company's software and hardware offerings are included in their solutions.

      The Global Financing segment is the world's largest provider of financing services for I/T. The segment provides lease and loan financing that enables the company's customers to acquire complete I/T and e-business solutions--hardware, software and services--provided by the company and its business partners. Global Financing, as a reliable source of capital for the distribution channel, also provides the company's business partners with customized commercial financing for inventory, accounts receivable and term loans, helping them manage their cash flow, invest in infrastructure and grow their business. Global Financing also selectively participates in syndicated loan activities.

      The Enterprise Investments segment provides industry- specific I/T solutions, supporting the Hardware, Software and Global Services segments of the company. The segment develops unique products designed to meet specific marketplace requirements and to complement the company's overall portfolio of products. Enterprise Investments revenue is primarily derived from the sale of software products.

      Segment revenue and pre-tax income include transactions between the segments that are intended to reflect an arm's-length transfer price. Specifically, semiconductors and HDDs are sourced internally from the Technology segment for use in the manufacture of the Enterprise Systems segment and Personal and Printing Systems segment products. In addition, technology, hardware and software that are used by the Global Services segment in outsourcing engagements are mostly sourced internally from the Enterprise Systems, Personal and Printing Systems and Software segments. For the internal use of I/T services, the Global Services segment recovers cost, as well as a reasonable fee reflecting the arm's-length value of providing the services. The Global Services segment enters into arm's-length leases at prices equivalent to market rates with the Global Financing segment to facilitate the acquisition of equipment used in outsourcing engagements. Generally, all internal transaction prices are reviewed and reset annually if appropriate.

      The company uses shared-resources concepts to realize economies of scale and efficient use of resources. Thus, a

                   Notes to Consolidated Financial Statements

                   INTERNATIONAL BUSINESS MACHINES CORPORATION
                            AND SUBSIDIARY COMPANIES



considerable amount of expense is shared by all of the company's segments. This expense represents sales coverage, marketing and support functions such as Accounting, Treasury, Procure ment, Legal, Human Resources, and Billing and Collections. Where practical, shared expenses are allocated based on measurable drivers of expense, e.g., headcount. When a clear and measurable driver cannot be identified, shared expenses are allocated on a financial basis that is consistent with the company's management system; e.g., image advertising is allocated based on the gross profit of the segments. The unallocated corporate amounts arising from certain acquisitions, indirect infrastructure reductions and certain intellectual property income are recorded in net income but are not allocated to the segments.

      The following tables reflect the results of the segments consistent with the company's management system. These results are not necessarily a depiction that is in conformity with generally accepted accounting principles; e.g., employee retirement plan costs are developed using actuarial assumptions on a country-by-country basis and allocated to the segments on headcount. Different amounts could result if actuarial assumptions that are unique to the segment were used. Perform a nce measurement is based on income before income taxes (pre-tax income). These results are used, in part, by management, both in evaluating the performance of, and in allocating resources to, each of the segments. The results for 2000 and 1999 have been reclassified to reflect the organizational changes and product transfers made in 2001.

MANAGEMENT SYSTEM SEGMENT VIEW

                                                      Hardware
                                       -----------------------------------
                                                      Personal
                               Global  Enterprise and Printing                              Global     Enterprise   Total
(dollars in millions)        Services     Systems      Systems   Technology     Software   Financing  Investments   Segments
-----------------------------------------------------------------------------------------------------------------------------
2001:
-----------------------------------------------------------------------------------------------------------------------------
External revenue              $34,956    $ 13,743     $ 11,982     $  7,970     $ 12,939     $ 3,407     $ 1,118     $ 86,115
Internal revenue                2,647         710           73        2,325          981         836           4        7,576
-----------------------------------------------------------------------------------------------------------------------------
Total revenue                 $37,603    $ 14,453     $ 12,055     $ 10,295     $ 13,920     $ 4,243     $ 1,122     $ 93,691
=============================================================================================================================
Pre-tax income (loss)         $ 5,161    $  1,830     $   (153)    $   (374)    $  3,168     $ 1,143     $  (317)    $ 10,458
=============================================================================================================================
Revenue year-to-year change       5.7%       (2.6)%      (20.5)%      (10.7)%        3.7%       (4.5)%     (18.2)%       (2.8)%
Pre-tax income year-
  to-year change                 14.3%       (4.8)%     (251.5)%     (155.1)%       13.4%       (2.8)%      (6.7)%       (4.0)%
Pre-tax income margin            13.7%       12.7%        (1.3)%       (3.6)%       22.8%       26.9%      (28.3)%       11.2%

2000*:
-----------------------------------------------------------------------------------------------------------------------------
External revenue              $33,152    $ 14,194     $ 15,098     $  8,519     $ 12,598     $ 3,500     $ 1,369     $ 88,430
Internal revenue                2,439         649           70        3,007          828         944           3        7,940
-----------------------------------------------------------------------------------------------------------------------------
Total revenue                 $35,591    $ 14,843     $ 15,168     $ 11,526     $ 13,426     $ 4,444     $ 1,372     $ 96,370
=============================================================================================================================
Pre-tax income (loss)         $ 4,517    $  1,922     $    101     $    679     $  2,793     $ 1,176     $  (297)    $ 10,891
=============================================================================================================================
Revenue year-to-year change       2.2%        3.1%        (3.0)%       (2.3)%        0.0%        9.6%      (17.8)%        0.6%
Pre-tax income year-
  to-year change                  1.2%       21.3%       304.0%        51.2%        (9.9)%      12.3%       57.4%         9.2%
Pre-tax income margin            12.7%       12.9%         0.7%         5.9%        20.8%       26.5%      (21.6)%       11.3%

1999*:
-----------------------------------------------------------------------------------------------------------------------------
External revenue              $32,172    $ 13,834     $ 15,593     $  8,026     $ 12,662     $ 3,219     $ 1,651     $ 87,157
Internal revenue                2,636         568           45        3,774          767         835          19        8,644
-----------------------------------------------------------------------------------------------------------------------------
Total revenue                 $34,808    $ 14,402     $ 15,638     $ 11,800     $ 13,429     $ 4,054     $ 1,670     $ 95,801
=============================================================================================================================
Pre-tax income (loss)         $ 4,464    $  1,584     $     25     $    449     $  3,099     $ 1,047     $  (697)    $  9,971
=============================================================================================================================
Pre-tax income margin            12.8%       11.0%         0.2%         3.8%        23.1%       25.8%      (41.7)%       10.4%

*     Reclassified to conform with 2001 presentation.

                   Notes to Consolidated Financial Statements

                   INTERNATIONAL BUSINESS MACHINES CORPORATION
                            AND SUBSIDIARY COMPANIES

RECONCILIATIONS TO IBM AS REPORTED

(dollars in millions)                        2001           2000           1999
--------------------------------------------------------------------------------
Revenue:
Total reportable segments                $ 93,691       $ 96,370       $ 95,801
Other revenue and
  adjustments                                (249)           (34)           391
Elimination of internal
  revenue                                  (7,576)        (7,940)        (8,644)
--------------------------------------------------------------------------------
Total IBM consolidated                   $ 85,866       $ 88,396       $ 87,548
================================================================================

(dollars in millions)                        2001           2000           1999
--------------------------------------------------------------------------------
Pre-tax income:
Total reportable segments                $ 10,458       $ 10,891       $  9,971
Elimination of internal
  transactions                                108             62            (47)
Sale of Global Network                         --             --          4,057
1999 actions                                   --             --         (2,205)
Unallocated corporate
  amounts                                     387            581            (19)
--------------------------------------------------------------------------------
Total IBM consolidated                   $ 10,953       $ 11,534       $ 11,757
================================================================================

IMMATERIAL ITEMS

INVESTMENT IN EQUITY ALLIANCES AND EQUITY ALLIANCES GAINS/LOSSES

The investments in equity alliances and the resulting gains and losses from these investments that are attributable to the segments do not have a significant effect on the financial position or the financial results of the segments.

SEGMENT ASSETS AND OTHER ITEMS

The Global Services assets primarily are accounts receivable, maintenance inventory, and plant, property and equipment including those associated with the segment's outsourcing business. The assets of the Hardware segments primarily are inventory and plant, property and equipment. The Software segment assets mainly are plant, property and equipment, and investment in capitalized software.

      To accomplish the efficient use of the company's space and equipment, it usually is necessary for several segments to share plant, property and equipment assets. Where assets are shared, landlord ownership of the assets is assigned to one segment and is not allocated to each user segment. This is consistent with the company's management system and is reflected accordingly in the schedule on page 104. In those cases, there will not be a precise correlation between segment pre-tax income and segment assets.

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

      The Global Financing segment amounts on page 104 for Interest income and Cost of Global Financing interest expense reflect the interest income and interest expense associated with the Global Financing business, as well as the income from the investment in cash and marketable securities. The reconciliation and explanation of the difference between Cost of Global Financing and Interest expense for segment presentation versus presentation on the Statement of Consolidated Earnings are included on pages 66 and 67 of the Management Discussion.

      The segment information for 2000 and 1999 has been reclassified to reflect the organizational changes and product transfers between the segments in 2001.

                   Notes to Consolidated Financial Statements

                   INTERNATIONAL BUSINESS MACHINES CORPORATION
                            AND SUBSIDIARY COMPANIES

MANAGEMENT SYSTEM SEGMENT VIEW

                                                      Hardware
                                       -------------------------------------
                                                       Personal
                               Global  Enterprise  and Printing                            Global    Enterprise    Total
(dollars in millions)        Services     Systems       Systems   Technology    Software  Financing  Investments  Segments
-----------------------------------------------------------------------------------------------------------------------------
2001:
--------------------------------------------------------------------------------------------------------------------------
Assets                        $10,340      $3,208        $1,904       $9,136      $3,356    $36,670         $106    $64,720
Depreciation/amortization       1,219         308           131        1,105         782      2,476            8      6,029
Capital expenditures/
  investment in software        1,519         390           128        1,855         839      3,143            7      7,881
Interest income                    --          --            --           --          --      2,941           --      2,941
Cost of Global Financing
  interest expense                 --          --            --           --          --      1,140           --      1,140

2000*:
--------------------------------------------------------------------------------------------------------------------------
Assets                        $10,492      $3,451        $2,448       $9,316      $2,488    $40,822         $246    $69,263
Depreciation/amortization       1,243         425           154        1,060         665      2,696           12      6,255
Capital expenditures/
  investment in software        1,311         325           180        1,744         770      2,898            9      7,237
Interest income                    --          --            --           --          --      3,051           --      3,051
Cost of Global Financing
  interest expense                 --          --            --           --          --      1,319           --      1,319

1999*:
--------------------------------------------------------------------------------------------------------------------------
Assets                        $ 9,312      $3,788        $1,691       $9,187      $2,527    $39,686         $369    $66,560
Depreciation/amortization       1,259         234           149        2,077         576      2,976           15      7,286
Capital expenditures/
  investment in software        1,292         363           163        1,792         656      3,217           12      7,495
Interest income                    --          --            --           --          --      2,961           --      2,961
Cost of Global Financing
  interest expense                 --          --            --           --          --      1,232           --      1,232


*     Reclassified to conform with 2001 presentation

RECONCILIATIONS TO IBM AS REPORTED

(dollars in millions)                     2001       2000        1999
------------------------------------------------------------------------
Assets:
Total reportable segments              $ 64,720    $ 69,263    $ 66,560
Elimination of internal transactions     (4,884)     (5,300)     (5,776)
Unallocated amounts:
  Cash and marketable securities          5,313       2,268       4,563
  Notes and accounts receivable           2,810       3,145       2,658
  Deferred tax assets                     4,624       5,498       5,428
  Plant, other property
   and equipment                          3,260       3,798       4,161
  Pension assets                          9,408       6,809       5,636
  Other                                   3,062       2,868       4,265
------------------------------------------------------------------------
Total IBM consolidated                 $ 88,313    $ 88,349    $ 87,495
========================================================================

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                  INTERNATIONAL BUSINESS MACHINES CORPORATION
                            AND SUBSIDIARY COMPANIES



Revenue by Classes of Similar Products or Services

For the Personal and Printing Systems, Software and Global Financing segments, the segment data on page 102 represents the revenue contributions from the products that are contained in the segments and that are basically similar in nature. The following table provides external revenue for similar classes of products within the Technology, Enterprise Systems and Global Services segments. The Technology segment's OEM hardware comprises revenue primarily from the sale of HDD storage files, semiconductors and display devices. Other technology is primarily design services for OEM customers. The Enterprise Systems segment's storage comprises revenue from the Enterprise Storage Server ("Shark"), other disk storage products and tape subsystems.

                                                        Consolidated

(dollars in millions)                              2001      2000*    1999*
--------------------------------------------------------------------------------
Technology:

  OEM                                             $ 7,624   $ 8,229   $ 7,740

  Other technology                                    346       290       286

Enterprise Systems:

  Servers                                         $10,947   $11,497   $11,024

  Storage                                           2,755     2,539     2,381

  Networking products                                  41       158       429

Global Services:

  Services                                        $29,953   $28,036   $27,035

  Maintenance                                       5,003     5,116     5,137
--------------------------------------------------------------------------------

* RECLASSIFIED TO CONFORM WITH 2001 PRESENTATION.

MAJOR CUSTOMERS

No single customer represents 10 percent or more of the company's total revenue.



GEOGRAPHIC INFORMATION
                                 Revenue*               Long-lived Assets**
                       ---------------------------   ---------------------------
(dollars in millions)    2001      2000      1999     2001      2000     1999
--------------------------------------------------------------------------------
United States          $35,215   $37,216   $37,171   $23,028   $21,449   $19,309

Japan                   11,514    12,128    10,411     4,034     4,319     4,710

Other countries         39,137    39,052    39,966     9,572    10,029    10,259
--------------------------------------------------------------------------------
Total                  $85,866   $88,396   $87,548   $36,634   $35,797   $34,278
================================================================================

* REVENUE IS ATTRIBUTED TO COUNTRIES BASED ON LOCATION OF CUSTOMER.

**INCLUDES ALL NON CURRENT ASSETS EXCEPT NON CURRENT FINANCIAL INSTRUMENTS AND DEFERRED TAX ASSETS.

                   Notes to Consolidated Financial Statements

                   INTERNATIONAL BUSINESS MACHINES CORPORATION
                            AND SUBSIDIARY COMPANIES

FIVE-YEAR COMPARISON OF SELECTED FINANCIAL DATA

(dollars in millions except per share amounts)
FOR THE YEAR:                                   2001          2000           1999           1998          1997
--------------------------------------------------------------------------------------------------------------
Revenue                                     $ 85,866      $ 88,396       $ 87,548       $ 81,667      $ 78,508
Net income                                     7,723         8,093          7,712          6,328         6,093
  Per share of common stock:
   Assuming dilution                            4.35          4.44           4.12           3.29          3.00
   Basic                                        4.45          4.58           4.25           3.38          3.09
Cash dividends paid on common stock              956           909            859            814           763
  Per share of common stock                      .55           .51            .47            .43         .3875
Investment in plant, rental machines
  and other property                           5,660         5,616          5,959          6,520         6,793
Return on stockholders' equity                 35.1%         39.7%          39.0%          32.6%         29.7%

AT END OF YEAR:
--------------------------------------------------------------------------------------------------------------
Total assets                                $ 88,313      $ 88,349       $ 87,495       $ 86,100      $ 81,499
Net investment in plant, rental machines
  and other property                          16,504        16,714         17,590         19,631        18,347
Working capital                                7,342         7,474          3,577          5,533         6,911
Total debt                                    27,151        28,576         28,354         29,413        26,926
Stockholders' equity                          23,614        20,624         20,511         19,433        19,816

SELECTED QUARTERLY DATA
(dollars in millions except per share amounts and stock prices)

                                                              Per Share of Common Stock
                                                             -----------------------------
                                                                   Earnings
                                                             -------------------               Stock Prices+
                                            Gross       Net  Assuming                         ----------------
                                Revenue    Profit    Income  Dilution      Basic Dividends      High       Low
--------------------------------------------------------------------------------------------------------------
2001
First quarter                  $ 21,044   $ 7,608   $ 1,750   $   .98    $ 1.00      $ .13  $ 118.64   $ 83.75
Second quarter                   21,568     8,038     2,045      1.15       1.17       .14    119.90     90.05
Third quarter                    20,428     7,391     1,595      0.90       0.92       .14    115.40     87.49
Fourth quarter                   22,826     8,745     2,333      1.33       1.35       .14    124.70     91.34
--------------------------------------------------------------------------------------------------------------
Total                          $ 85,866  $ 31,782   $ 7,723   $  4.35**    $ 4.45**  $ .55
==========================================================================================

2000*

First quarter                  $ 19,348   $ 6,934   $ 1,519   $   .83    $   .85     $ .12  $ 128.25   $ 99.50
Second quarter                   21,651     7,863     1,941      1.06       1.10       .13    126.94    101.25
Third quarter                    21,781     7,704     1,963      1.08       1.11       .13    134.94    100.00
Fourth quarter                   25,616     9,553     2,670      1.48       1.52       .13    119.63     80.06
--------------------------------------------------------------------------------------------------------------
Total                          $ 88,396  $ 32,054   $ 8,093   $  4.44**   $ 4.58     $ .51
==========================================================================================

*     Reclassified to conform with 2001 presentation.

** Earnings Per Share (EPS) in each quarter is computed using the weighted-average number of shares outstanding during that quarter while EPS for the full year is computed using the weighted-average number of shares outstanding during the year. Thus, the sum of the four quarters' EPS does not equal the full-year EPS.

+ The stock prices reflect the high and low prices for IBM's common stock on the New York Stock Exchange composite tape for the last two years.

                   Notes to Consolidated Financial Statements

                   INTERNATIONAL BUSINESS MACHINES CORPORATION
                            AND SUBSIDIARY COMPANIES

IBM STOCKHOLDER SERVICES

STOCKHOLDERS WITH QUESTIONS ABOUT THEIR ACCOUNTS SHOULD CONTACT: EQUISERVE TRUST COMPANY, N.A.

Mail Suite 4688
P.O. Box 2530
Jersey City, New Jersey 07303-2530
(888) IBM-6700

Investors residing outside the United States, Canada and Puerto Rico should call
(201) 324-0218.

Stockholders can also reach EquiServe Trust Company, N.A.
via e-mail at: ibm@equiserve.com

Hearing-impaired stockholders with access to a telecommunications device (TDD) can communicate directly with EquiServe Trust Company, N.A., by calling (800) 490-1493. Stockholders residing outside the United States, Canada and Puerto Rico should call (201) 222-4489.

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

IBM INVESTOR SERVICES PROGRAM

The Investor Services Program brochure outlines a number of services provided for IBM stockholders and potential IBM investors, including the reinvestment of dividends, direct purchase and the deposit of IBM stock certificates for safe keeping. Call (888) 421-8860 for a copy of the brochure. Investors residing outside the United States, Canada and Puerto Rico should call
(201) 324-0218.

INVESTORS WITH OTHER REQUESTS MAY WRITE TO:

IBM Corporation
Stockholder Relations
New Orchard Road
Armonk, New York 10504

IBM STOCK

IBM common stock is listed on the New York Stock Exchange, on other exchanges in the United States and around the world.

ANNUAL MEETING

The IBM Annual Meeting of Stockholders will be held on Tuesday, April 30, 2002, at 10 a.m. at the Kentucky International Convention Center, 221 Fourth Street, Louisville, Kentucky.

Stockholder Communications

Stockholders in the United States and Canada can get quarterly financial results, listen to a summary of the Annual Meeting remarks and hear voting results from the meeting by calling (800) IBM-7800. Callers can also request printed copies of the information via mail or fax. Stockholders residing outside the United States, Canada and Puerto Rico should call (402) 573-9861.

LITERATURE FOR IBM STOCKHOLDERs

THE FOLLOWING LITERATURE ON IBM IS AVAILABLE WITHOUT CHARGE FROM:

EquiServe Trust Company, N.A.
Mail Suite 4688
P.O. Box 2530
Jersey City, New Jersey 07303-2530
(888) IBM-6700

Investors residing outside the United States, Canada and Puerto Rico should call
(201) 324-0218.

The Form 10-K Annual Report and Form 10-Q Quarterly Reports to the SEC provide additional information on IBM's business. The 10-K report is released in March; 10-Q reports are released in May, August and November.

An audio cassette recording of the 2001 Annual Report will be available for sight-impaired stockholders in June.

 "IBM Environment and Well-Being: Progress Report " reports on IBM's health and safety, environmental and energy programs.

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

AS/400, DB2, eLiza, IBM, MiCRUS, MQSeries, NetVista, RS/6000, S/390, Shark, ThinkPad, WebSphere and zSeries are trademarks of International Business Machines Corporation or its wholly owned subsidiaries. CATIA is a trademark of Dassault Systemes SA. Intel is a trademark of Intel Corporation. Linux is a trademark of Linus Torvalds. Lotus and Lotus Notes are trademarks of Lotus Development Corporation. Tivoli is a trademark of Tivoli Systems, Inc. Microsoft is a trademark of Microsoft Corporation. UNIX is a trademark in the United States and other countries licensed exclusively through The Open Group. iPaq is a trademark of Compaq Computer Corporation. Inspiron is a trademark of Dell Computer Corporation. MXP and Treo are trademarks of e.Digital Corporation. NexII is a trademark of Frontier Labs Ltd. ECOSYS is a registered trademark of Kyocera Corporation. GameCube is a trademark of Nintendo Co., Ltd. Other company product and service names may be trademarks or service marks of others.

Printed in U.S.                                                     G507-0501-07

                    BOARD OF DIRECTORS AND SENIOR MANAGEMENT
                   INTERNATIONAL BUSINESS MACHINES CORPORATION
                            AND SUBSIDIARY COMPANIES

BOARD OF DIRECTORS

Cathleen Black
PRESIDENT
HEARST MAGAZINES

Kenneth I. Chenault
CHAIRMAN AND
CHIEF EXECUTIVE OFFICER
AMERICAN EXPRESS COMPANY

Juergen Dormann
CHAIRMAN OF THE
BOARD OF MANAGEMENT
AVENTIS S.A.

Louis V. Gerstner, Jr.
CHAIRMAN OF THE BOARD, IBM

Nannerl O. Keohane
PRESIDENT
DUKE UNIVERSITY

Charles F. Knight
CHAIRMAN OF THE BOARD
EMERSON ELECTRIC CO.

Minoru Makihara
CHAIRMAN OF THE BOARD
MITSUBISHI CORPORATION

Lucio A. Noto
MANAGING PARTNER
MIDSTREAM PARTNERS LLC

Samuel J. Palmisano
PRESIDENT AND
CHIEF EXECUTIVE OFFICER, IBM

John B. Slaughter
PRESIDENT AND
CHIEF EXECUTIVE OFFICER
NATIONAL ACTION COUNCIL FOR
MINORITIES IN ENGINEERING, INC.

Sidney Taurel
CHAIRMAN OF THE BOARD, PRESIDENT
AND CHIEF EXECUTIVE OFFICER
ELI LILLY AND COMPANY

John M. Thompson
VICE CHAIRMAN OF THE BOARD, IBM

Alex Trotman
CHAIRMAN
IMPERIAL CHEMICAL INDUSTRIES PLC

Lodewijk C. van Wachem
CHAIRMAN OF THE
SUPERVISORY BOARD
ROYAL DUTCH PETROLEUM COMPANY

Charles M. Vest
PRESIDENT

MASSACHUSETTS INSTITUTE
OF TECHNOLOGY

                ------------------------------------------------

SENIOR MANAGEMENT

Louis V. Gerstner, Jr.
CHAIRMAN OF THE BOARD

Samuel J. Palmisano
PRESIDENT AND
CHIEF EXECUTIVE OFFICER

John M. Thompson
VICE CHAIRMAN OF THE BOARD

CORPORATE HEADQUARTERS

J. Bruce Harreld
SENIOR VICE PRESIDENT
STRATEGY

  Philip S. Thompson
  VICE PRESIDENT
  BUSINESS TRANSFORMATION AND
  CHIEF INFORMATION OFFICER

Jon C. Iwata
SENIOR VICE PRESIDENT
COMMUNICATIONS

John R. Joyce
SENIOR VICE PRESIDENT AND
CHIEF FINANCIAL OFFICER

  Joseph C. Lane
  SENIOR VICE PRESIDENT AND
  GROUP EXECUTIVE
  IBM GLOBAL FINANCING

  Mark Loughridge
  VICE PRESIDENT AND CONTROLLER

  Robert F. Woods
  VICE PRESIDENT AND TREASURER

Abby F. Kohnstamm
SENIOR VICE PRESIDENT
MARKETING

Edward M. Lineen
SENIOR VICE PRESIDENT AND
GENERAL COUNSEL

  Daniel E. O'Donnell
  VICE PRESIDENT
  ASSISTANT GENERAL COUNSEL
  AND SECRETARY

J. Randall MacDonald
SENIOR VICE PRESIDENT
HUMAN RESOURCES

Lawrence R. Ricciardi
SENIOR VICE PRESIDENT

TECHNOLOGY AND
MANUFACTURING

Nicholas M. Donofrio
SENIOR VICE PRESIDENT

  Paul M. Horn
  SENIOR VICE PRESIDENT
  RESEARCH

  Robert W. Moffat, Jr.
  SENIOR VICE PRESIDENT AND
  GROUP EXECUTIVE
  PERSONAL SYSTEMS AND
  INTEGRATED SUPPLY CHAIN

IBM GLOBAL SERVICES

Douglas T. Elix
SENIOR VICE PRESIDENT AND
GROUP EXECUTIVE

  Frank Kern
  GENERAL MANAGER
  IBM GLOBAL SERVICES
  EUROPE/MIDDLE EAST/AFRICA

  Virginia M. Rometty
  GENERAL MANAGER
  IBM GLOBAL SERVICES
  AMERICAS

  Frank J. Roney
  GENERAL MANAGER
  BUSINESS INNOVATION SERVICES

  Ralph F. Martino
  GENERAL MANAGER

  STRATEGY AND MARKETING

TECHNOLOGY GROUP

John E. Kelly, III
SENIOR VICE PRESIDENT AND
GROUP EXECUTIVE

  Michel Mayer
  GENERAL MANAGER
  MICROELECTRONICS DIVISION

SALES AND DISTRIBUTION

J. Michael Lawrie
SENIOR VICE PRESIDENT AND
GROUP EXECUTIVE

  Colleen F. Arnold
  GENERAL MANAGER
  GLOBAL COMMUNICATIONS SECTOR

  Jerry Cole
  GENERAL MANAGER

  GLOBAL FINANCIAL SERVICES SECTOR

  Michael E. Daniels
  GENERAL MANAGER
  IBM AMERICAS

Mark W. Elliott
GENERAL MANAGER
IBM EUROPE/MIDDLE EAST/AFRICA

   Larry Hirst
   GENERAL MANAGER
   IBM UK AND IRELAND

Kakutaro Kitashiro
GENERAL MANAGER
IBM ASIA PACIFIC

   Henry W. K. Chow
   GENERAL MANAGER
   IBM GREATER CHINA GROUP

   Takuma Otoshi
   GENERAL MANAGER
   IBM JAPAN

Marc Lautenbach
GENERAL MANAGER
GLOBAL SMALL AND
MEDIUM BUSINESS

Hans-Ulrich Maerki
CHAIRMAN
IBM EUROPE/MIDDLE EAST/AFRICA

Douglas L. Maine
GENERAL MANAGER
IBM.COM

Christian Nivoix
GENERAL MANAGER
GLOBAL DISTRIBUTION SECTOR

Peter T. Rowley
GENERAL MANAGER

GLOBAL BUSINESS PARTNERS

Curtis H. Tearte
GENERAL MANAGER
GLOBAL PUBLIC SECTOR

Stephen M. Ward, Jr.
General Manager
GLOBAL INDUSTRIAL SECTOR


SOFTWARE GROUP

Steven A. Mills
SENIOR VICE PRESIDENT AND
GROUP EXECUTIVE

  Rodney C. Adkins
  GENERAL MANAGER
  PERVASIVE COMPUTING

  Louis J. D'Ambrosio
  GENERAL MANAGER

  WORLDWIDE SALES AND MARKETING

  Robert J. LeBlanc
  GENERAL MANAGER
  TIVOLI SYSTEMS

  Janet Perna
  GENERAL MANAGER
  DATABASE MANAGEMENT
  SOLUTIONS

  John A. Swainson
  GENERAL MANAGER
  APPLICATION AND

  INTEGRATION MIDDLEWARE

  Al W. Zollar
  GENERAL MANAGER
  LOTUS

STORAGE SYSTEMS GROUP

Linda S. Sanford
SENIOR VICE PRESIDENT AND
GROUP EXECUTIVE

SERVER GROUP

William M. Zeitler
SENIOR VICE PRESIDENT AND
GROUP EXECUTIVE

  Daniel R. Colby
  GENERAL MANAGER
  ENTERPRISE SERVERS

  Val Rahmani
  GENERAL MANAGER
  WEB SERVERS

  Susan M. Whitney
  GENERAL MANAGER
  XSERIES

  Irving Wladawsky-Berger
  VICE PRESIDENT
  TECHNOLOGY AND STRATEGY


                                      108