Form 10-K, Exhibit 13
period 2004-12-31
INTERNATIONAL BUSINESS MACHINES CORP
filed 2005-02-24
CIK 51143

QuickLinks -- Click here to rapidly navigate through this document

Exhibit 13

FINANCIAL REPORT
International Business Machines Corporation and Subsidiary Companies

REPORT OF MANAGEMENT		9
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM		10
MANAGEMENT DISCUSSION		11
Road Map		11
Management Discussion Snapshot		12
Description of Business		13
Year in Review		17
Prior Year in Review		26
Looking Forward		28
Employees and Related Workforce		34
Global Financing		35
CONSOLIDATED FINANCIAL STATEMENTS
Earnings		40
Financial Position		42
Cash Flows		44
Stockholders' Equity		46
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
a	Significant Accounting Policies	49
b	Accounting Changes	55
c	Acquisitions/Divestitures	57
d	Financial Instruments (excluding derivatives)	61
e	Inventories	61
f	Financing Receivables	62
g	Plant, Rental Machines and Other Property	62
h	Investments and Sundry Assets	62
i	Intangible Assets Including Goodwill	63
j	Sale and Securitization of Receivables	64
k	Borrowings	64
l	Derivatives and Hedging Transactions	65
m	Other Liabilities	67
n	Stockholders' Equity Activity	69
o	Contingencies and Commitments	69
p	Taxes	72
q	Advertising and Promotional Expense	73
r	Research, Development and Engineering	73
s	2002 Actions	73
t	Earnings Per Share of Common Stock	77
u	Rental Expense and Lease Commitments	77
v	Stock-Based Compensation Plans	77
w	Retirement-Related Benefits	78
x	Segment Information	87
FIVE-YEAR COMPARISON OF SELECTED FINANCIAL DATA		92
SELECTED QUARTERLY DATA		93
BOARD OF DIRECTORS		94
BOARD OF DIRECTORS AND SENIOR EXECUTIVE OFFICERS		95
STOCKHOLDER INFORMATION		96

REPORT OF MANAGEMENT

International Business Machines Corporation and Subsidiary Companies

MANAGEMENT RESPONSIBILITY FOR FINANCIAL INFORMATION

        Responsibility for the integrity and objectivity of the financial information presented in this Annual Report rests with IBM management. The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America, applying certain estimates and judgments as required.

        IBM maintains an effective internal control structure. It consists, in part, of organizational arrangements with clearly defined lines of responsibility and delegation of authority, and comprehensive systems and control procedures. An important element of the control environment is an ongoing internal audit program. Our system contains self-monitoring mechanisms, and actions are taken to correct deficiencies as they are identified.

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

        PricewaterhouseCoopers LLP, an independent registered public accounting firm, is retained to audit IBM's consolidated financial statements and management's assessment of the effectiveness of the company's internal control over financial reporting. Its accompanying report is based on audits conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States).

        The Audit Committee of the Board of Directors is composed solely of independent, non-management directors, and is responsible for recommending to the Board the independent registered public accounting firm to be retained for the coming year, subject to stockholder ratification. The Audit Committee meets periodically and privately with the independent registered public accounting firm, with the company's internal auditors, as well as with IBM management, to review accounting, auditing, internal control structure and financial reporting matters.

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

        Management is responsible for establishing and maintaining adequate internal control over financial reporting of the company. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States of America.

        The company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with accounting principles generally accepted in the United States of America, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

        Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

        Management conducted an evaluation of the effectiveness of internal control over financial reporting based on the framework in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, management concluded that the company's internal control over financial reporting was effective as of December 31, 2004. Management's assessment of the effectiveness of the company's internal control over financial reporting as of December 31, 2004 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report which is included herein.

Samuel J. Palmisano CHAIRMAN OF THE BOARD, PRESIDENT AND CHIEF EXECUTIVE OFFICER FEBRUARY 22, 2005	Mark Loughridge SENIOR VICE PRESIDENT CHIEF FINANCIAL OFFICER FEBRUARY 22, 2005

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

International Business Machines Corporation and Subsidiary Companies

To the Stockholders and Board of Directors of International Business Machines Corporation:

        We have completed an integrated audit of International Business Machines Corporation's 2004 consolidated financial statements and of its internal control over financial reporting as of December 31, 2004 and audits of its 2003 and 2002 consolidated financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Our opinions, based on our audits and the reports of other auditors, are presented below.

CONSOLIDATED FINANCIAL STATEMENTS

        In our opinion, based on our audits and the report of other auditors, the accompanying consolidated financial statements appearing on pages 40 through 91 present fairly, in all material respects, the financial position of International Business Machines Corporation and its subsidiary companies at December 31, 2004 and 2003, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2004 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the financial statements of the company's Business Consulting Services Reporting Unit (which includes the consulting practice acquired from us as discussed in note C) for the years ended December 31, 2004, December 31, 2003 and the three months ended December 31, 2002, which statements reflect total revenues of 14.3 percent, 14.5 percent and 4.3 percent of the related consolidated totals in the years ended December 31, 2004, 2003 and 2002, respectively. Those statements were audited by other auditors whose report thereon has been furnished to us, and our opinion expressed herein, insofar as it relates to the amounts included for the company's Business Consulting Services Reporting Unit, is based solely on the report of the other auditors. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit of financial statements includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits and the report of other auditors provide a reasonable basis for our opinion.

INTERNAL CONTROL OVER FINANCIAL REPORTING

        Also, in our opinion, based on our audit and the report of other auditors, management's assessment, included in Management's Report on Internal Control over Financial Reporting appearing on page 9, that the company maintained effective internal control over financial reporting as of December 31, 2004 based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), is fairly stated, in all material respects, based on those criteria. Furthermore, in our opinion, based on our audit and the report of other auditors, the company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2004, based on criteria established in Internal Control-Integrated Framework issued by the COSO. The company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express opinions on management's assessment and on the effectiveness of the company's internal control over financial reporting based on our audit. We did not examine the effectiveness of the controls over the initiation and recording of revenue transactions and the recording of direct costs at the company's Business Consulting Services Reporting Unit as of December 31, 2004. The effectiveness of those controls was examined by other auditors whose report has been furnished to us, and our opinions expressed herein, insofar as they relate to the effectiveness of those controls, are based solely on the report of the other auditors. We conducted our audit of internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. An audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we consider necessary in the circumstances. We believe that our audit and the report of the other auditors provide a reasonable basis for our opinions.

        A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

        Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

PricewaterhouseCoopers LLP
NEW YORK, NEW YORK
FEBRUARY 22, 2005

MANAGEMENT DISCUSSION

International Business Machines Corporation and Subsidiary Companies

Road Map

        The financial section of the International Business Machines Corporation (IBM and/or the company) 2004 Annual Report, consisting of this Management Discussion, the Consolidated Financial Statements that follow and the notes related thereto, comprises 83 pages of information. This Road Map is designed to provide you with some perspective regarding the information contained in the financial section and a few helpful hints for reading the document.

IBM'S BUSINESS MODEL

        The company's business model is built to support two principal goals: helping clients succeed in delivering business value by becoming more efficient and competitive through the use of business insight and information technology (IT) solutions; and providing long-term value to shareholders. In support of these objectives, the business model has been developed over time through strategic investments in services and technologies that have the best long-term growth and profitability prospects based on the value they deliver to clients. In addition, the company is committed to its employees and the communities in which it operates.

        The model is designed to allow for flexibility and periodic rebalancing. In 2004, 14 acquisitions were completed, all in software and services, at an aggregate cost of over $2 billion, and in the fourth quarter the company announced the agreement to sell its Personal Computing Division, a unit of the Personal Systems Group.

        The company's portfolio of capabilities ranges from services that include business performance transformation services to software, hardware, fundamental research, financing and the component technologies used to build larger systems. These capabilities are combined to provide business insight and solutions in the enterprise computing space.

        In terms of financial performance, over the last two years, the company has increased its participation in the high-growth areas of its industry, while at the same time maintaining a breadth of capabilities that has allowed it to gain share in key markets during changing economic environments. In general, this strategy results in less volatile returns overall, because each individual capability has unique financial attributes. Some involve contractual long-term cash and income streams while others involve cyclical transaction-based sales. The annuity-like business delivers incremental growth with a high degree of stability and provides substantial cash. New engagements deliver more significant revenue growth and require a level of investment to generate success.

        In terms of marketplace performance—i.e., the ability to deliver client value—it is important to understand that the fundamental strength of this business model is not found in the breadth of the portfolio alone, but in the way the company creates business solutions from among its capabilities and relationships.

TRANSPARENCY

        Transparency is a primary goal of successful financial reporting. The following are the key elements you will find in this year's Annual Report.

  •
  In 2004, the company, in accordance with Section 404 of the Sarbanes-Oxley Act of 2002, conducted an evaluation of its internal control over financial reporting and concluded that the internal control over financial reporting was effective as of December 31, 2004.

  •
  The Management Discussion is designed to provide readers with a view of the company's results and certain factors that may affect future prospects from the perspective of the company's management. Within the Management Discussion Snapshot, the key messages and details will give readers the ability to quickly assess the most important drivers of performance within this brief overview.

  •
  The Management Discussion reflects the company's continued and improving strength in providing broad client solutions, as opposed to a "piece parts" conglomeration of many hardware, software and services businesses. The Description of the Business on page 13, Results of Continuing Operations on page 17, Financial Position on page 23, and Looking Forward on page 28 sections, all are written from the perspective of the consolidated entity. Detailed analysis for each of the company's segments is also included and appears on pages 21 to 23.

  •
  Global Financing is a business segment within the company, that is managed on an arm's-length basis and measured as if it were a standalone entity. A separate Global Financing section beginning on page 35 is not included in the consolidated perspective that is referred to above. This section is separately presented given this segment's unique impact on the company's financial condition and leverage.

  •
  The selected reference to constant currency in the Management Discussion is made so that the financial results can be viewed without the impacts of changing foreign currency exchange rates and therefore facilitates a comparative view of business growth. The percentages reported in the financial tables throughout the Management Discussion are calculated from the underlying whole-dollar numbers. See "Currency Rate Fluctuations" on page 33 for additional information.

HELPFUL HINTS

Organization of Information

  •
  This Management Discussion section provides the reader of the financial statements with a narrative on the company's financial results. It contains the results of operations for each segment of the business, followed by a description of the company's financial position, as well as certain employee data. It is useful to read the Management Discussion in conjunction with note x, "Segment Information," on pages 87 through 91.

  •
  Pages 40 through 48 include the Consolidated Financial Statements. These statements provide an overview of the company's income and cash flow performance and its financial position.

  •
  The notes follow the Consolidated Financial Statements. Among other things, the notes contain the company's accounting policies (pages 49 to 55), detailed information on specific items within the financial statements, certain contingencies and commitments (pages 69 to 71), and the results of each IBM segment (pages 87 through 91).

SUBSEQUENT EVENT

        Subsequent to the company's press release and Form 8-K filing on January 18, 2005, announcing 2004 fourth quarter and full year financial results, the company conducted a review of agreements for sales of third-party hardware in Japan. As a result of this review, the company determined that certain IBM Japan employees acted improperly and inconsistently with the company's policies and practices. The company is taking appropriate disciplinary action.

        Therefore, the company has reduced full year Global Services revenue and cost by $260 million. The previously announced 2004 fourth quarter financial results included $50 million of this adjustment. The additional $210 million adjustment is considered a Type 1 subsequent event under generally accepted accounting principles (GAAP) and must be reflected in the company's 2004 financial statements. As a result, the company has reduced Global Services revenue and cost by $75 million, $55 million, and $80 million in the first, second and third quarters of 2004, respectively.

        There was no reduction made to the company's gross profit dollars, income from continuing operations or cash flows.

DISCONTINUED OPERATIONS

        On December 31, 2002, the company sold its hard disk drive (HDD) business to Hitachi, Ltd. (Hitachi). The HDD business was accounted for as a discontinued operation under GAAP which requires that the income statement and cash flow information be reformatted to separate the divested business from the company's continuing operations. See pages 60 and 61 for additional information.

Management Discussion Snapshot

(Dollars and shares in millions except per share amounts)
FOR THE YEAR ENDED DECEMBER 31:	2004	2003	Yr. to Yr. Percent/ Margin Change
Revenue	$96,293	$89,131	8.0	%*
Gross profit margin	37.4%	37.0%	0.4	pts.
Total expense and other income	$24,004	$22,144	8.4%
Total expense and other income to revenue ratio	24.9%	24.8%	0.1	pts.
Provision for income taxes	$3,580	$3,261	9.8%
Income from continuing operations	$8,448	$7,613	11.0%
Earnings per share from continuing operations:
Diluted	$4.94	$4.34	13.8%
Basic	$5.04	$4.42	14.0%
Weighted-average shares outstanding:
Diluted	1,708.9	1,756.1	(2.7)%
Basic	1,675.0	1,721.6	(2.7)%
Assets**	$109,183	$104,457	4.5%
Liabilities**	$79,436	$76,593	3.7%
Equity**	$29,747	$27,864	6.8%

*
3.4 percent adjusting for currency

**
At December 31

CONTINUING OPERATIONS

        In 2004, the company demonstrated that it could extend its leadership in a growth environment. The company delivered revenue growth of 8.0 percent and diluted earnings per share growth of 13.8 percent. The increase in the company's Income from continuing operations and diluted earnings per share from continuing operations as compared to 2003 was primarily due to:

  •
  Improving demand associated with the moderate expansion of the economy and continued market share gains for zSeries and xSeries server products

  •
  Continued operational improvements in the Microelectronics business

  •
  Continued demand growth in emerging countries

  •
  Favorable impact of currency translation

The increase in revenue in 2004 as compared to 2003 was primarily due to:

  •
  Improved demand in Global Services and key industry sectors

  •
  Improving demand associated with the moderate expansion of the economy and continued market share gains for zSeries, xSeries and pSeries server products, as well as increased revenue for personal computers

  •
  Continued demand growth in emerging countries (up over 25 percent) and in Business Performance Transformation Services (up approximately 45 percent)

  •
  Favorable impact of currency translation

        With regard to the way that management reviews the business, as-reported and constant currency revenue trends were positive for all of the company's segments (except Global Financing), geographies and industry sectors. See pages 17 and 18 for the summary trend rates on an as-reported and constant currency basis, as well as information for each segment on pages 21 to 23.

        The consolidated gross profit margin was relatively flat versus 2003, increasing 0.4 points. An improvement in Hardware margins (1.8 points) contributed 0.5 points to the overall margin improvement. In addition, Global Financing margin improved 4.2 points compared to 2003, however, this improvement had an immaterial impact on the company's overall margin due to the size of the segment. These improvements were partially offset by Global Services and Software—while margins in these segments were generally flat year-to-year, the mix of these segments slightly impacted the overall company margin.

        Total expense and other income increased in 2004 versus 2003 due primarily to increased retirement-related plan costs, including the $320 million charge due to the partial settlement of certain legal claims against the company's IBM Personal Pension Plan (PPP), and unfavorable currency translation.

        Overall, retirement-related plan costs increased $1,082 million versus 2003, impacting both gross margin and expense. See note w, "Retirement-Related Benefits" on pages 78 through 86 for additional information.

        The provision for income taxes resulted in an effective tax rate of 29.8 percent for 2004, compared with the 2003 effective tax rate of 30.0 percent. The 0.2 point decrease in the effective tax rate in 2004 was primarily due to the tax effect of the settlement of certain pension claims in the third quarter of 2004 (highlighted above).

        With regard to Assets, approximately $3.6 billion of the increase relates to the impact of currency translation. The remaining increase primarily consists of an increase in Cash and cash equivalents, an increase in Goodwill associated with recent acquisitions and increased Prepaid pension assets. The increases were partially offset by lower financing receivables and lower deferred tax assets.

        For additional information, see the Year in Review section on pages 17 to 26.

        Global Financing debt decreased, but the company's Global Financing debt-to-equity ratio remained flat at 6.9 to 1 and within the company's targeted range.

        Global Services signings were $43 billion in 2004 as compared to $55 billion in 2003. The Global Services backlog is estimated to be $111 billion at December 31, 2004 versus $120 billion at December 31, 2003. For additional information, see Global Services Signings on page 29.

        Looking forward, the company's longer-term financial model targets earnings per share to grow at a low double-digit rate with revenue growth in the mid-to-high single digits, continued productivity driven margin improvement, and effective capital deployment for acquisitions and common stock repurchase. The company's ability to meet these objectives depends on a number of factors, including those outlined on page 17 and on pages 69 to 71.

Description of Business

        Please refer to IBM's Annual Report on Form 10-K filed on February 24, 2005, with the Securities and Exchange Commission (SEC) for a more detailed version of this Description of Business, especially the detailed "Significant Factors Affecting IBM's Business" section.

        IBM is an innovation-based business serving the needs of enterprises and institutions worldwide. It defines innovation as the intersection of business insight and technological invention. IBM seeks to deliver client success—in whatever ways its clients define success—by giving them differentiating capabilities that provide unique competitive advantage.

        By helping its clients redesign their business processes and organizational structure, enabled by new operating environments, IBM helps them to become on demand businesses. IBM defines an on demand business as an enterprise whose business processes are responsive to any demand, opportunity or threat; integrated end-to-end across the company; and capable of integrating fluidly across extended business ecosystems of partners, suppliers and clients.

        IBM first described this new model and set of capabilities in 2002, believing they represent the current evolution of information technology architectures and of business and institutional models. IBM calls this architecture the On Demand Operating Environment: an infrastructure based on industry-wide standards (commonly referred to as "open standards"), rather than on proprietary technologies. In IBM's view, an enterprise's investment in such an infrastructure provides both superior returns and maximum freedom of interoperability and action. Standards have become a core element of IBM's overall strategy and impact all of our unit strategies.

        The shift to standards-based technologies has been bolstered significantly in recent years by the rapid growth of the "open source" software movement, a result of large-scale collaboration among members of the worldwide developer and business communities. Examples include the Linux operating system, the Eclipse computing platform and the Java programming language.

        IBM's clients include many different kinds of enterprises, from sole proprietorships to the world's largest organizations, governments and companies representing every major industry and endeavor. Over the last decade, IBM has exited or greatly de-emphasized its involvement in consumer markets and divested itself of other noncore businesses to concentrate on the enterprise market. In IBM's view, opportunities in the enterprise market are superior—representing approximately two-thirds of the IT industry's revenue. As a result, IBM has made acquisitions and invested in emerging business opportunities important to its enterprise clients. Many of these investments have grown into multibillion dollar businesses in their own right, and are now contributing to IBM's growth.

        The majority of the company's enterprise business, which excludes the company's original equipment manufacturer (OEM) technology business, occurs in industries that are broadly grouped into six sectors around which the company's go-to-market strategies, and sales and distribution activities are organized:

  Financial Services: Banking, Financial Markets, Insurance

  Public: Education, Government, Healthcare, Life Sciences

  Industrial: Aerospace, Automotive, Defense, Chemical and Petroleum, Electronics

  Distribution: Consumer Products, Retail, Travel, Transportation

  Communications: Telecommunications, Media and Entertainment, Energy and Utilities

  Small and Medium Business: Mainly companies with less than 1,000 employees

THE IT INDUSTRY AND IBM'S STRATEGY

        IBM operates in the IT industry, which comprises three principal categories:

  Business Value

  Infrastructure Value

  Component Value

        IBM has realized and continues to see a shift in revenue and profit growth from Component Value to Infrastructure Value and Business Value, where revenue and profit potential are thought to be greatest in the years ahead.

Business Value

        The company helps its clients transform their businesses and gain competitive advantage by applying its skills and experience to business performance challenges specific to the client's industry or across industries and processes. The company enters into long-term relationships and creates solutions for clients, driving on demand business innovation, on its own or in partnership with other companies. The company draws upon its broad product and service offerings, including Business Consulting Services, IBM Research, industry-leading middleware, and its deep experience in systems and technology design.

  CAPABILITIES

          Business Consulting Services (BCS).    Delivery of value to clients through consulting services for client relationship management, financial management, human capital, business strategy and change, and supply chain management, as well as application innovation and the transformation of business processes and operations. (Global Services)

          Business Performance Management (BPM).    Enables companies to visualize end-to-end processes across business and IT systems, analyze execution in real time against goals, and make adjustments as needed. IBM offers consulting, services and middleware to simulate and monitor business processes, and provides customers with real-time analysis of the underlying IT systems carrying out those processes. (Software)

          Business Transformation Outsourcing (BTO).    Delivers improved business results to clients through the continual strategic change and the operation and transformation of the client's business processes, applications and infrastructure. (Global Services)

          Center for Business Optimization (CBO).    Helps clients continually optimize their business performance by drawing upon massive amounts of real-time data, advanced analytical methods, business expertise and deep computing power. (Global Services)

          Customer Financing.    Lease and loan financing to external and internal clients for terms generally between two and five years. (Global Financing)

          Engineering & Technology Services (E&TS).    System and component design services, strategic outsourcing of clients' design teams, and technology and manufacturing consulting services. (Systems and Technology Group)

          On Demand Innovation Services (ODIS).    IBM Research scientists work with BCS consultants to analyze and solve clients' most intractable business challenges. ODIS offers a number of cross-industry micropractices with deep expertise including mobile enablement and information mining. (Global Services and IBM Research)

          Software and services to meet industry-specific needs.    Solutions and applications built on an on demand, standards-based infrastructure to transform a process that is unique to specific industries. (Multiple IBM segments)

          Business Performance Transformation Services (BPTS).    Helps clients transform their spending on business processes, namely Selling, General and Administrative and Research and Development. BPTS requires advanced technology and deep expertise in industry and/or specific functions like Human Resources (HR), logistics, payroll, sales, customer services and procurement, to result in holistic improvement for the performance and success of a business, including efficiency of individual processes and their combined effort. BPTS solutions are delivered to clients by several of the company's business areas: BTO, E&TS, Strategy and Change Consulting and BPM. (Multiple IBM segments)

Infrastructure Value

        Infrastructure Value includes systems, such as high-volume servers; middleware software that can interconnect disparate operating systems and applications with data; storage networks; and devices. It also refers to such services as infrastructure management—whether on the client's premises or managed remotely at IBM's own facilities—and consulting about how to improve and strengthen the infrastructure and realize greater return on investment in it. Central to IBM's approach for building value in the infrastructure category is its support of open standards and its active promotion of Linux and other open source platforms, which help IBM's clients control costs and allow them to benefit from the latest advances created by development communities around the world. IBM's strategic objective is to deliver open and integrated offerings and expand partnerships.

  CAPABILITIES

          Application Management Services.    Application development, management, maintenance and support services for packaged software, as well as custom and legacy applications. (Global Services)

          Commercial financing.    Short-term inventory and accounts receivable financing to dealers and remarketers of IT products. (Global Financing)

          DB2 information management software.    Advanced database and content management software solutions that enable clients to leverage information on demand. (Software)

          e-business Hosting Services.    Solutions for the management of clients' Web-based infrastructure and business applications, as well as a growing portfolio of industry-specific independent software vendor (ISV) solutions that are delivered as a service. (Global Services)

          Integrated Technology Services (ITS).    Design, implementation and maintenance of clients' technology infrastructures. (Global Services)

          Lotus software.    Collaboration and messaging software that allows a company's employees, clients, vendors and partners to engage in real-time and asynchronous communication and knowledge management. (Software)

          Personal computers.    Notebook and desktop computers featuring ThinkVantage Technologies that provide enterprises and end users with increased productivity and cost-effectiveness. (Personal Systems Group)

          Printing Systems.    Production print solutions, on demand print-related solutions, enterprise workgroup print technologies, and print management software and services. (Personal Systems Group)

          Rational software.    Integrated tools designed to improve an organization's software development processes and capabilities. (Software)

          Remarketing.    The sale and lease of used equipment (primarily sourced from the conclusion of lease transactions) to new or existing clients. (Global Financing)

          Retail Store Solutions.    Point-of-sale retail checkout equipment, software and solutions. (Personal Systems Group)

          Servers.    IBM eServer systems using IBM operating systems (zSeries and iSeries), as well as AIX, the IBM UNIX operating system (pSeries) and the Microsoft Windows operating system (xSeries). All servers can also run Linux, a key open source operating system. (Systems and Technology Group and Software)

          Storage.    Data storage products, including disk, tape and storage area networks. (Systems and Technology Group)

          Strategic Outsourcing Services (SO).    Competitive cost advantages through the outsourcing of processes and operations. (Global Services)

          Tivoli software.    Software for infrastructure management, including security, change, configuration, job scheduling, storage capability, performance and availability. (Software)

          WebSphere software.    Management of a wide variety of business processes using open standards to interconnect applications, data and operating systems. (Software)

Component Value

        Component Value includes advanced semiconductor development and manufacturing for IBM's server and storage offerings, and services, technology and licenses provided to OEMs that create and market products requiring advanced chips and other core technology elements. IBM leverages components for infrastructure value, while continuing to participate in selected markets, focusing on key industry partners.

  CAPABILITIES

          Application Specific Integrated Circuit (ASICs).    Manufacturing of customized semiconductor products for clients. (Systems and Technology Group)

          Advanced Foundry.    Integrated supply chain services and a full suite of semiconductor manufacturing services using either a client's or IBM's design. (Systems and Technology Group)

          Standard products and custom microprocessors.    Semiconductors designed and manufactured primarily based upon IBM's PowerPC architecture. (Systems and Technology Group)

BUSINESS SEGMENTS

        Organizationally, the company's major operations comprise a Global Services segment; a Systems and Technology Group; a Personal Systems Group; a Software segment; a Global Financing segment; and an Enterprise Investments segment.

        Global Services is a critical component of the company's strategy of providing insight and solutions to clients. While solutions often include industry-leading IBM software and hardware, other suppliers' products are also used if a client solution requires it. Global Services outsourcing contracts as well as BCS contracts range from less than one year to ten years.

        Systems and Technology Group provides IBM's clients with business solutions requiring advanced computing power and storage capabilities. More than half of the Systems and Technology Group's eServer and Storage Systems sales transactions are through business partners; approximately 40 percent are direct to end-user clients, more than half of which are through the Web at ibm.com. In addition, the group provides leading semiconductor technology and products, packaging solutions and engineering technology services to OEM clients (approximately 14 percent of Systems and Technology Group revenue) and for IBM's own advanced technology needs. While appropriately not reported as external revenue, hardware is also deployed to support Global Services solutions.

        Personal Systems Group includes sales of personal computers, business and computing solutions for retail stores and advanced printing capabilities for large enterprise clients and small and medium-sized businesses. In December 2004, it was announced that Lenovo Group Limited, the largest information technology company in China, will acquire IBM's Personal Computing Division. This transaction is expected to close in the second quarter of 2005.

        Software consists primarily of middleware and operating systems software. Middleware software enables clients to integrate systems, processes and applications across their enterprises. Middleware is designed to be the underlying support for applications provided by independent software vendors (ISVs), who build industry- or process-specific applications according to open industry standards. Operating systems are the engines that run computers. Approximately 40 percent of external Software revenue relates to one-time charge (OTC) arrangements,whereby the client pays one up-front payment for a lifetime license. The remaining annuity revenue consists of both maintenance revenue sold with OTC arrangements, as well as revenue from software sold on a monthly license charge (MLC) arrangement. Typically, arrangements for the sale of OTC software include one year of maintenance. The client can also purchase ongoing maintenance after the first year, which includes product upgrades and technical support.

        Global Financing is described on pages 35 to 39.

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

IBM WORLDWIDE ORGANIZATIONS

        The following three company-wide organizations play key roles in IBM's delivery of value to its clients:

  •
  Sales & Distribution Organization and related sales channels

  •
  Research, Development and Intellectual Property

  •
  Integrated Supply Chain

Sales & Distribution Organization

        With a comprehensive knowledge of IBM's business and infrastructure solutions, as well as the individual products, technologies and services offered by IBM and its network of business partners, the company's global team of account representatives and solutions professionals gain a deep understanding of each client's organizational, infrastructure and industry-specific needs to determine the best approach for addressing the client's critical business and IT challenges. These professionals work in integrated teams with IBM consultants and technology representatives, combining their deep skills and expertise to deliver high-value solutions.

INTERNAL ROUTES-TO-MARKET

        Global Services consultants focused on selling end-to-end solutions for large, complex business challenges.

        Hardware and software brand specialists selling IBM products as parts of discrete technology decisions, typically to "self-integrating" IT departments.

        ibm.com Online and telephone sales and assistance operations handle basic commodity transactions for large enterprises and small-to-medium businesses.

BUSINESS PARTNERS ROUTES-TO-MARKET

        Global/major independent software vendors (ISVs).    ISVs deliver business process or industry-specific applications and, in doing so, often influence the sale of IBM hardware, middleware and services.

        Global/major systems integrators (SIs).    SIs identify business problems and design solutions when Global Services is not the preferred systems integrator; they also sell computing infrastructures from IBM and its competitors.

        Regional ISVs and SIs.    SIs identify the business problems, and ISVs deliver business process or industry-specific applications to medium-sized and large businesses requiring IBM computing infrastructure offerings.

        Solutions providers, resellers and distributors.    Resellers sell IBM platforms and value-added services as part of a discrete technology platform decision to clients wanting third-party assistance.

Research, Development and Intellectual Property

        IBM's research and development (R&D) operations differentiate IBM from its competitors. IBM annually spends approximately $5 - 6 billion for R&D, including capitalized software costs, focusing its investments in high-growth opportunities. As a result of innovations in these and other areas, IBM was once again awarded more U.S. patents in 2004 than any other company. This marks the 12th year in a row that IBM achieved this distinction.

        In addition to producing world-class hardware and software products, IBM innovations are a major differentiator in providing solutions for the company's clients through its growing services activities. The company's investments in R&D also result in intellectual property (IP) income. Some of IBM's technological breakthroughs are used exclusively in IBM products, while others are used by the company's licensees for their products when that new technology is not strategic to IBM's business goals. A third group is both used internally and licensed externally.

        In addition to these IP income sources, the company also generates value from its patent portfolio through cross-licensing arrangements and IP licensed in divestiture transactions. The value of these other two sources is not readily apparent in the financial results and Consolidated Statement of Earnings, because income on cross-licensing arrangements is recorded only to the extent that cash is received. The value received by IBM for IP involving the sale of a business is included in the overall gain or loss from the divestiture, not in the separately displayed IP income amounts in financial results and Consolidated Statement of Earnings.

        In January 2005, IBM announced that it would pledge 500 of its patents for use by the open computing community, representing a major shift in the way IBM manages and deploys its intellectual property portfolio. IBM's intent is to help form an industry-wide "patent commons," in which patents are used to establish a platform for further innovation in areas of broad interest to information technology developers and users. The pledge is applicable to any individual, community or company working on or using software that meets the Open Source Initiative (OSI) definition of open source software.

Integrated Supply Chain

        Just as IBM works to transform its clients' supply chains for greater efficiency and responsiveness to market conditions, IBM has undertaken a large-scale initiative to recast its own integrated supply chain as an on demand business operation, turning what had previously been an expense to be managed into a strategic advantage for the company and, ultimately, improved delivery and outcomes for its clients. IBM spends approximately $41 billion annually through its supply chain, procuring materials and services around the world. The company's supply, manufacturing and distribution operations are integrated in one operating unit that has reduced inventories, improved response to marketplace opportunities and external risks and converted fixed to variable costs. Simplifying and streamlining internal operations has improved sales force productivity and processes and thereby the experiences of the company's clients when working with IBM. Because some of the cost savings this unit generates are passed along to clients, they will not always result in a visible gross margin improvement in the company's Consolidated Statement of Earnings. While these efforts are largely concerned with product manufacturing and delivery, IBM is also applying supply chain principles to service delivery across its solutions and services lines of business. To accomplish this, IBM is creating a new labor resource management system—based on a uniform taxonomy of skills—that will enable the organization to more efficiently match its labor resources to the needs of IBM clients, deploy the right expertise quickly, and create a better short-term and long-term balance of labor supply and demand by comparing the demands of the market against the database of available skills.

        In addition to its own manufacturing operations, the company uses a number of contract manufacturing (CM) companies around the world to manufacture IBM-designed products. The use of CM companies is intended to generate cost efficiencies and reduce time-to-market for certain IBM products. Some of the company's relationships with CM companies are exclusive. The company has key relationships with Sanmina-SCI for the manufacture of some Intel-based products and with Solectron for a significant portion of the manufacturing operations of Global Asset Recovery Services-an operation of Global Financing that restores end-of-lease personal computers and other IT equipment for resale.

KEY BUSINESS DRIVERS

        The following are some of the key drivers of the company's business.

Economic Environment and Corporate IT Spending Budgets

        If overall demand for hardware, software and services changes, whether due to general economic conditions or a shift in corporate buying patterns, sales performance could be impacted. IBM's diverse portfolio of products and offerings is designed to gain market share in strong and weak economic climates. The company accomplishes this by not only having a mix of offerings with long-term cash and income streams as well as cyclical transaction-based sales, but also by continually developing competitive products and solutions and effectively managing a skilled resource base. IBM continues to transform itself to take advantage of shifting demand trends, focusing on client or industry-specific solutions, business performance and open standards.

Internal Business Transformation and Efficiency Initiatives

        IBM continues to drive greater productivity and cost savings as it transforms itself into an on demand enterprise. This includes the internal supply chain initiatives discussed above, as well as driving collaboration across the IBM enterprise to stimulate innovation and drive growth. Transformation efforts are improving the company's management of its costs worldwide: rebalancing of skills, optimizing its workforce to drive growth, keeping the company's compensation programs competitive, and creating a cost-efficient and cutting-edge IT infrastructure to support its transformation. IBM is extending its supply chain initiatives to labor costs and other internal processes. Continued success in this area will impact the company's cost structure improvements, as well as the amount of competitive leverage it can apply by passing savings along to clients.

Innovation Initiatives

        IBM invests for new and innovative capabilities, products and services. IBM has been moving away from commoditized categories of the IT industry and into areas in which it can differentiate itself through innovation and by leveraging its investments in R&D. Examples include IBM's leadership position in the design and fabrication of ASICs; the design of smaller, faster and energy-efficient semiconductor devices; the design of "grid" computing networks that allow computers to share processing power; the transformation and integration of business processes; and the company's efforts to advance open technology standards and to engage with governments, academia, think tanks and nongovernmental organizations on emerging trends in technology, society and culture. In the highly competitive IT industry, with large diversified competitors as well as smaller and nimble single-technology competitors, IBM's ability to continue its cutting-edge innovation is critical to maintaining and increasing market share. IBM is managing this risk by more closely linking its R&D organization to industry-specific and client-specific needs, as discussed in Description of Business—IBM Worldwide Organizations.

Open Standards

        The broad adoption of open standards is essential to the computing model for an on demand business and is a significant driver of collaborative innovation across all industries. Without interoperability among all manner of computing platforms, the integration of any client's internal systems, applications and processes remains a monumental and expensive task. The broad-based acceptance of open standards—rather than closed, proprietary architectures—also allows the computing infrastructure to more easily absorb (and thus benefit from) new technical innovations. IBM is committed to fostering open standards because they are vital to the On Demand Operating Environment, and because their acceptance will expand growth opportunities across the entire business services and IT industry. There are a number of competitors in the IT industry with significant resources and investments who are committed to closed and proprietary platforms as a way to lock customers into a particular architecture. This competition will result in increased pricing pressure and/or IP claims and proceedings. IBM's support of open standards is evidenced by the enabling of its products to support open standards such as Linux, and the development of Rational software development tools, which can be used to develop and upgrade any other company's software products.

Emerging Business Opportunities

        The company is continuing to refocus its business on the higher value segments of enterprise computing—providing technology and transformation services to clients' businesses. Consistent with that focus, the company continues to significantly invest in Emerging Business Opportunities, as a way to drive revenue growth and market share gain. Areas of investment include strategic acquisitions, primarily in software and services, information-based medicine, on demand retail, sensor and actuator solutions, Business Performance Transformation Services, key technologies (POWER5 and POWERBlade) and emerging growth countries such as China, Russia, India and Brazil.

Year in Review

RESULTS OF CONTINUING OPERATIONS

Revenue

(Dollars in millions) FOR THE YEAR ENDED DECEMBER 31:	2004	2003	Yr. to Yr. Percent Change	Yr. to Yr. Percent Change Constant Currency
Statement of Earnings
Revenue Presentation:
Global Services	$46,213	$42,635	8.4%	3.1%
Hardware	31,154	28,239	10.3	6.5
Software	15,094	14,311	5.5	0.6
Global Financing	2,608	2,826	(7.7)	(11.5)
Enterprise Investments/Other	1,224	1,120	9.3	5.2

Total	$96,293	$89,131	8.0%	3.4%

(Dollars in millions) FOR THE YEAR ENDED DECEMBER 31:	2004	2003*	Yr. to Yr. Percent Change	Yr. to Yr. Percent Change Constant Currency
Industry Sector:
Financial Services	$24,339	$22,274	9.3%	4.0%
Public	14,758	13,917	6.0	2.0
Industrial	12,582	11,850	6.2	1.1
Distribution	8,767	8,157	7.5	3.1
Communications	8,859	8,026	10.4	6.0
Small & Medium	21,162	19,537	8.3	3.2
OEM	2,885	2,634	9.6	9.3
Other	2,941	2,736	7.5	3.1

Total	$96,293	$89,131	8.0%	3.4%

*
Reclassified to conform with 2004 presentation.

(Dollars in millions) FOR THE YEAR ENDED DECEMBER 31:	2004	2003	Yr. to Yr. Percent Change	Yr. to Yr. Percent Change Constant Currency
Geographies:
Americas	$40,064	$38,078	5.2%	4.5%
Europe/Middle East/Africa	32,068	29,102	10.2	0.8
Asia Pacific	21,276	19,317	10.1	4.2
OEM	2,885	2,634	9.6	9.3

Total	$96,293	$89,131	8.0%	3.4%

        Revenue from all industry sectors increased in 2004 when compared to 2003, reflecting the company's broad capabilities and industry-specific solutions which combine technology and high value services to solve a client's business or IT problems. These solutions also provide for a longer-term relationship with the client, rather than a transaction-oriented sale. The Financial Services sector revenue growth was led by financial markets (15 percent), banking (9 percent) and insurance (8 percent). The Communications sector had strong revenue growth in Telecommunications (15 percent), while the Distribution sector was led by the retail industry (12 percent). The Small & Medium business sector increased as the company continued to roll out new products under the Express label that are designed and priced specifically for customers in the 100 to 1,000 employee segment.

        Revenue across all geographies increased in 2004 when compared to 2003. In the Americas, U.S. (6 percent) and Canada (9 percent) revenue grew as did Latin America (12 percent), notably Brazil, which grew at 15 percent.

        Within Europe/Middle East/Africa, Eastern Europe, the Nordic countries, Spain (7 percent) and France (3 percent) had revenue growth, while the U.K. (2 percent), Germany (3 percent) and Italy (8 percent) declined after adjusting for currency. Asia Pacific had strong growth in 2004, led by China, which grew at 25 percent, and the ASEAN region (17 percent), while Japan, which is about 60 percent of Asia Pacific's revenue, also had growth of 5 percent. Collectively, as a result of the company's targeted investments, the emerging countries of China, Russia (75 percent), India (45 percent) and Brazil had revenue growth over 25 percent in 2004 to over $4.0 billion in revenue.

        OEM revenue increased in 2004 versus 2003 due primarily to continued strong growth in the company's Engineering & Technology Services business and improved operational performance in the Microelectronics business.

        The increase in Global Services revenue was driven by SO as it continued its steady growth. BCS and ITS revenue also increased. Maintenance revenue increased due to the favorable impact of currency movements.

        In addition, significant progress was made in the company's relatively new BPTS offerings (see page 14) where revenue grew approximately 45 percent.

        In Hardware, Systems and Technology Group, revenue increased as zSeries servers, xSeries servers, pSeries servers and Engineering & Technology Services increased. zSeries' strong performance resulted from clients adding new workload to the mainframe as they build their on demand infrastructures. xSeries had strong growth, driven by its leadership in Blades. pSeries server revenue increased as the company's POWER5 technology was well received by customers in 2004. Demand for the company's Engineering & Technology services continued to be strong. Storage Systems revenue increased due to greater demand for external midrange disk and tape products, offset by decreases in high-end disk products. Microelectronics revenue increased due primarily to improved yields and increased output in the 300 millimeter factory. iSeries server revenue declined as the transition to POWER5 technology is taking longer than previous cycles.

        Personal Systems Group revenue increased in 2004, driven by strong performance worldwide by the company's ThinkPad mobile computers. Retail store solutions also delivered strong revenue growth in 2004 due to continued demand for its products as well as the acquisition of Productivity Solutions Inc. in November 2003.

        Software revenue increased due to improved demand for Data Management products, Tivoli software products, the WebSphere family of products and Rational products. Operating Systems revenue increased slightly primarily due to favorable currency translation.

        The decline in Global Financing revenue in 2004 versus 2003 was primarily driven by lower used equipment sales. See pages 35 to 39 for additional information regarding Global Financing results.

        The following table presents each segment's revenue as a percentage of the company's total:

FOR THE YEAR ENDED DECEMBER 31:	2004	2003
Global Services	48.0%	47.8%
Hardware	32.3	31.7
Software	15.7	16.1
Global Financing	2.7	3.2
Enterprise Investments/Other	1.3	1.2

Total	100.0%	100.0%

        See segment discussion on pages 21 to 23 for further details on year-to-year revenue changes by brand.

Gross Profit

FOR THE YEAR ENDED DECEMBER 31:	2004	2003	Yr. to Yr. Change
Gross Profit Margin:
Global Services	25.1%	25.2%	(0.1	) pts.
Hardware	29.6	27.8	1.8
Software	87.3	86.5	0.8
Global Financing	60.0	55.8	4.2
Enterprise Investments/Other	40.3	43.4	(3.1)

Total	37.4%	37.0%	0.4	pts.

        The modest decline in Global Services gross profit margin was due to continued investment in on demand infrastructure and business transformation capabilities, and less contribution from the higher margin Maintenance business.

        The increase in Hardware margins was primarily due to yield improvements in the Microelectronics business and margin improvements in zSeries servers, xSeries servers, storage products and personal computers, as well as the impact of certain hedging transactions (see "Anticipated Royalties and Cost Transactions" on page 66).

        The Software margin increased due to growth in software revenue, as well as productivity improvements in the company's support and distribution models.

        The increase in the Global Financing margin was primarily driven by a mix change towards higher margin financing revenue and away from lower margin used equipment sales and improved margins from financing revenue.

        The cost savings generated by the company's supply chain initiatives also contributed to the company's overall margin improvement, but as discussed on page 16, the company has passed a portion of the savings to clients to improve competitive leadership and gain market share in key industry sectors. In addition, an increase in retirement-related plan costs of approximately $490 million compared to 2003 impacted overall segment margins. See segment discussion on pages 21 to 23 for further details on gross profit.

Expense

(Dollars in millions) FOR THE YEAR ENDED DECEMBER 31:	2004	2003	Yr. to Yr. Change
Total expense and other income	$24,004	$22,144	8.4%
Expense to Revenue (E/R)	24.9%	24.8%	0.1	pts.

        Total expense and other income increased 8.4 percent (5.4 percent adjusting for currency) in 2004 versus 2003. The increase was primarily due to higher retirement-related plan costs, Research, development and engineering expense and the effect of currency translation on expense. For additional information regarding the increase in Total expense and other income, see the following analyses by category:

Selling, General and Administrative (SG&A)

(Dollars in millions) FOR THE YEAR ENDED DECEMBER 31:	2004	2003*	Yr. to Yr. Change
Selling, general and administrative expense:
Selling, general and administrative—base	$17,584	$15,787	11.4%
Advertising and promotional expense	1,335	1,406	(5.1)
Workforce reductions—ongoing	332	454	(26.9)
Bad debt expense	133	205	(35.3)

Total	$19,384	$17,852	8.6%

*
Reclassified to conform with 2004 presentation.

        Total SG&A expense increased 8.6 percent (5.1 percent adjusting for currency). The increase was primarily driven by increased expense for retirement-related plan costs of approximately $515 million, which included a one-time charge of $320 million related to the partial settlement of certain legal claims against the company's PPP (see pages 20 and 21 for further information on retirement-related benefits), unfavorable currency translation of $626 million, and provisions for certain litigation-related expenses of $125 million in 2004. These increases were partially offset by lower workforce reductions and lower Advertising and promotional expense. The amount of Workforce reductions—ongoing will vary from year to year depending upon the required skills, competitive environment and economic conditions. In addition, Bad debt expense declined primarily due to lower reserve requirements associated with the improvement in economic conditions and improved credit quality, as well as the lower asset base of the Global Financing receivables portfolio (see page 37).

OTHER (INCOME) AND EXPENSE

(Dollars in millions) FOR THE YEAR ENDED DECEMBER 31:	2004	2003	Yr. to Yr. Change
Other (income) and expense:
Foreign currency transaction losses	$381	$411	(7.5)%
Interest income	(180)	(152)	18.9
Net realized gains on sales of securities and other investments	(59)	(54)	9.0
Writedowns of impaired investment assets	20	50	(59.6)
Net realized (gains)/losses from certain real estate activities	(71)	16	NM
2002 actions*	42	2	NM
Other	(156)	(35)	NM

Total	$(23)	$238	NM

*
See note s, "2002 Actions" on pages 73 through 76.

NM—Not Meaningful

        Other (income) and expense was income of $23 million in 2004 versus expense of $238 million in 2003. The improvement was primarily driven by increased gains from various asset sales including certain real estate transactions in 2004 versus 2003, additional Interest income generated by the company in 2004 and other nonrecurring gains/settlements increasing in 2004 when compared to 2003. The Foreign currency transaction losses relate primarily to losses on certain hedge contracts offset by gains on the settlement of foreign currency receivables and payables. See pages 33 and 34 for additional discussion of currency impacts on the company's financial results.

RESEARCH, DEVELOPMENT AND ENGINEERING

(Dollars in millions) FOR THE YEAR ENDED DECEMBER 31:	2004	2003	Yr. to Yr. Change
Research, development and engineering:
Total	$5,673	$5,077	11.7%

        The increase in Research, development and engineering (RD&E) expense in 2004 versus 2003 was primarily the result of increased spending in middleware software including new acquisitions (approximately $240 million). In addition, RD&E expense increased due to spending related to the POWER5 technology initiatives (approximately $140 million), increased spending on new storage products (approximately $50 million), and higher retirement-related plan costs (approximately $77 million).

INTELLECTUAL PROPERTY AND CUSTOM DEVELOPMENT INCOME

(Dollars in millions) FOR THE YEAR ENDED DECEMBER 31:	2004	2003	Yr. to Yr. Change
Intellectual property and custom development income:
Sales and other transfers of intellectual property	$466	$562	(17.1)%
Licensing/royalty-based fees	393	338	16.3
Custom development income	310	268	15.7

Total	$1,169	$1,168	0.2%

        Intellectual property and custom development income was flat in 2004 versus 2003. The timing and amount of Sales and other transfers of IP may vary significantly from period to period depending upon the timing of divestitures, industry consolidation, economic conditions and the timing of new patents and know-how development.

INTEREST EXPENSE

(Dollars in millions) FOR THE YEAR ENDED DECEMBER 31:	2004	2003	Yr. to Yr. Change
Interest expense:
Total	$139	$145	(4.6)%

        Interest expense is presented in Cost of Global Financing in the Consolidated Statement of Earnings only if the related external borrowings are to support the Global Financing external business. See page 38 for additional information regarding Global Financing debt and interest expense.

Retirement-Related Benefits

        The following table provides the total pre-tax cost for all retirement-related plans. Cost amounts are included as an addition to the company's cost and expense amounts in the Consolidated Statement of Earnings within the caption (e.g., Cost, SG&A, RD&E) relating to the job function of the individuals participating in the plans.

(Dollars in millions) FOR THE YEAR ENDED DECEMBER 31:	2004	2003	Yr. to Yr. Change
Retirement-related plans cost:
Defined benefit and contribution pension plans cost	$1,072	$27	NM
Nonpension postretirement benefits costs	372	335	11.0%

Total	$1,444	$362	NM

NM—Not Meaningful

        Overall, retirement-related plan costs increased $1,082 million versus 2003. On December 31, 2003, the company lowered its PPP discount rate from 6.75 percent to 6.0 percent which increased pre-tax cost and expense by almost $200 million in 2004. In addition, the 2004 results include a charge of $320 million due to the partial settlement of certain legal claims against the company's PPP. The 2004 results were also affected by changes in the market value of plan assets as well as similar trends in the company's other defined benefits pension plans that contributed to the increase in costs. See note w, "Retirement-Related Benefits" on pages 78 through 86 for additional information. The year-to-year increase impacted gross margin, SG&A and RD&E by approximately $490 million, $515 million and $77 million, respectively.

Provision for Income Taxes

        The provision for income taxes resulted in an effective tax rate of 29.8 percent for 2004, compared with the 2003 effective tax rate of 30.0 percent. The 0.2 point decrease in the effective tax rate in 2004 was primarily due to the tax effect of the settlement of certain pension claims in the third quarter of 2004.

Weighted-Average Common Shares

FOR THE YEAR ENDED DECEMBER 31:	2004	2003	Yr. to Yr. Change
Earnings per share from continuing operations:
Assuming dilution	$4.94	$4.34	13.8%
Basic	5.04	4.42	14.0
Weighted-average shares outstanding (in millions):
Assuming dilution	1,708.9	1,756.1	(2.7)%
Basic	1,675.0	1,721.6	(2.7)

        The average number of common shares outstanding assuming dilution was lower by 47.2 million shares in 2004 versus 2003. The decrease was primarily the result of the company's common share repurchase program. See note n, "Stockholders' Equity Activity," on page 69 for additional information regarding the common share activities. Also see note t, "Earnings Per Share of Common Stock," on page 77.

SEGMENT DETAILS

        The following is an analysis of the 2004 versus 2003 external segment results. The analysis of 2003 versus 2002 external segment results is on pages 26 to 28.

Global Services

(Dollars in millions) FOR THE YEAR ENDED DECEMBER 31:	2004	2003	Yr. to Yr. Change
Global Services Revenue:	$46,213	$42,635	8.4%

Strategic Outsourcing	$19,309	$17,124	12.8%
Business Consulting Services	13,767	12,955	6.3
Integrated Technology Services	7,441	7,099	4.8
Maintenance	5,696	5,457	4.4

        Global Services revenue increased 8.4 percent (3.1 percent adjusted for currency). SO continued to demonstrate its competitive advantage in delivering on demand solutions by leveraging its business transformational skills and its scale during 2004. Each geography continued year-to-year growth, with seven consecutive quarters of double-digit growth in Europe/Middle East/Africa, excluding currency benefits. Within SO, e-business Hosting Services, an offering that provides Web infrastructure and application management as an Internet based service, continued its pattern of revenue growth. ITS revenue, which excludes Maintenance, increased driven by growth in Business Continuity and Recovery Services of 29 percent, partially offset by the reduction for sales of third-party hardware in Japan. (See page 12, "Subsequent Event" for additional information.) BCS revenue increased driven by strong growth in BTO. BCS continued to improve its revenue growth rate at constant currency in every quarter of the year. Maintenance revenue increased primarily driven by favorable impacts of currency movements.

(Dollars in millions) FOR THE YEAR ENDED DECEMBER 31:	2004	2003	Yr. to Yr. Change
Global Services:
Gross profit	$11,576	$10,732	7.9%
Gross profit margin	25.1%	25.2%	(0.1	) pts.

        The Global Services gross profit dollars increased primarily due to the corresponding increase in revenue. The gross profit margin declined due to investment in on demand infrastructure and business transformation capabilities, as well as a lower mix of Maintenance revenue (12 percent in 2004 versus 13 percent in 2003), which has a higher gross profit margin than the other categories of Global Services revenue. These declines were partially offset by improved profitability in BCS driven by improved utilization, reduced overhead structure and an improved labor mix.

Hardware

(Dollars in millions)
FOR THE YEAR ENDED DECEMBER 31:	2004	2003	Yr. to Yr. Change
Hardware Revenue:	$30,710	$27,856	10.2%

Systems and Technology Group	$17,916	$16,469	8.8%
zSeries			14.9
iSeries			(17.2)
pSeries			7.3
xSeries			22.8
Storage Systems			1.6
Microelectronics			0.6
Engineering & Technology Services			93.4
Personal Systems Group	12,794	11,387	12.4
Personal Computers			14.4
Retail Store Solutions			17.6
Printer Systems			(7.6)

        Systems and Technology Group revenue increased 8.8 percent (5.2 percent adjusting for currency). zSeries revenue increased due to clients continuing to add new workloads on the zSeries platform as they build their on demand infrastructures, as well as taking advantage of the capabilities of the z990 server for consolidations. Mainframes remain the platform of choice for hosting mission-critical transactions as well as for consolidations and infrastructure simplification. The total delivery of zSeries computing power as measured in MIPS (millions of instructions per second) increased 33 percent in 2004 versus 2003, offsetting price declines of 23 percent per MIPS. xSeries server revenue increased (24 percent) due to strong growth in both high-end and 1&2Way Servers. xSeries-related BladeCenter revenue had strong growth, up over 150 percent, as the company is leading and shaping the blade market. In the fourth quarter of 2004, the company saw strong demand for the new POWERBlade, which can run Windows, Linux and AIX on different servers in the BladeCenter. pSeries server revenue increased reflecting clients' very strong acceptance of the POWER5 systems. The new pSeries high-end system started shipping in November 2004, marking the completion of a top to bottom refresh of the pSeries server product line in just three months. iSeries server revenue declined driven by lower sales as the transition to POWER5 is taking longer than in previous cycles, as customers must transition their operating environment to the new level.

        Storage Systems revenue increased slightly due to increased demand for external midrange disk (13 percent) and tape products (9 percent). These increases were partially offset by decreases in high end disk products (18 percent) as clients anticipated the shipment of the company's new POWER5 high-end storage product which will ship in the first quarter of 2005. Engineering & Technology Services had strong revenue growth due to increased design and technical services contracts and Microelectronics revenue increased modestly as yields in the 300 millimeter plant improved.

        Personal Systems Group revenue increased 12.4 percent (8.3 percent adjusting for currency). The increase was driven by strong performance worldwide by the company's ThinkPad mobile computer (22 percent). Desktop personal computer revenue increased (4 percent) in 2004 when compared to 2003 due primarily to favorable currency movements. Retail Store Solutions revenue increased due to strong demand for the company's products and the acquisition of Productivity Solutions Inc. in November 2003. This acquisition drove 6.9 points of the unit's revenue growth in 2004. Printing Systems maintenance revenue declined due to lower annuity-based revenue on a declining installed base.

(Dollars in millions)
FOR THE YEAR ENDED DECEMBER 31:	2004	2003	Yr. to Yr. Change
Hardware:
Gross profit	$9,552	$8,461	12.9%
Gross profit margin	31.1%	30.4%	0.7	pts.

        Hardware gross profit dollars and gross profit margin increased in 2004 versus 2003. The increase in gross profit dollars was primarily driven by the increase in Hardware revenue. The increase in the overall hardware margin was driven by several factors. Improved yields and lower unit costs in the Microelectronics business contributed 0.8 points of the increase. In addition, margin improvements in zSeries, xSeries and Storage Systems contributed 0.5 points, 0.2 points and 0.1 point, respectively, to the overall margin improvement. These improvements were partially offset by lower margins in iSeries, pSeries, Retail Store Solutions and Printer Systems, which impacted the overall margin by 0.8 points, 0.3 points, 0.1 point and 0.1 point, respectively.

        Differences between the hardware segment gross profit margin and gross profit dollar amounts above and the amounts reported on page 19 (and derived from page 40) primarily relate to the impact of certain hedging transactions (see "Anticipated Royalties and Cost Transactions" on page 66). The recorded amounts for such impact are considered unallocated corporate amounts for purposes of measuring the segment's gross margin performance and therefore are not included in the segment results above.

Software

(Dollars in millions)
FOR THE YEAR ENDED DECEMBER 31:	2004	2003*	Yr. to Yr. Change
Software Revenue:	$15,094	$14,311	5.5%

Middleware	$11,963	$11,240	6.4%
WebSphere family			14.2
Data Management			6.6
Lotus			2.7
Tivoli			15.0
Rational			15.5
Other middleware			1.8
Operating systems	2,474	2,452	0.9
Other	657	619	6.1

*
Reclassified to conform with 2004 presentation.

        Software revenue increased 5.5 percent (0.6 percent adjusted for currency). Middleware revenue increased 6.4 percent (1.5 percent adjusted for currency). The WebSphere family of software offerings revenue increased 14 percent with growth in business integration software (14 percent), WebSphere Portal software (12 percent) and application servers (20 percent). Data Management revenue increased 7 percent with growth of 12 percent in DB2 Database software on both the host (13 percent) and distributed platforms (11 percent), DB2 Tools (8 percent), and distributed enterprise content management software (23 percent). Rational software revenue increased (15 percent) with growth across all product areas. Tivoli software revenue increased (15 percent), aided by the Candle acquisition, which was completed in the second quarter of 2004. Tivoli systems management, storage and security software all had revenue growth in 2004 versus 2003. Lotus software revenue increased 3 percent and Other Foundation middleware products revenue also increased 2 percent due to favorable currency movements.

        Operating system software increased due to growth in xSeries and pSeries, which correlates to the increases in the related server brands. zSeries operating system revenue declined 1 percent despite the growth in related hardware volumes due to ongoing software price performance delivered to enterprise clients. iSeries operating system software declined 6 percent in line with related hardware volumes. Overall, operating systems software revenue increased primarily as a result of favorable currency movements.

(Dollars in millions)
FOR THE YEAR ENDED DECEMBER 31:	2004	2003	Yr. to Yr. Change
Software:
Gross profit	$13,175	$12,384	6.4%
Gross profit margin	87.3%	86.5%	0.8	pts.

        The increase in the Software gross profit dollars and gross profit margin was primarily driven by growth in software revenue due to favorable currency movements, as well as productivity improvements in the company's support and distribution models.

Global Financing

        See pages 35 and 36 for a discussion of Global Financing's revenue and gross profit.

Enterprise Investments

        Revenue from Enterprise Investments increased 10.8 percent (4.2 percent adjusted for currency). Revenue for product life-cycle management software increased primarily in the automotive and aerospace industries, partially offset by lower hardware revenue (48 percent), primarily for document processors. Gross profit dollars increased 12.4 percent and gross profit margins increased 0.6 points to 44.2 percent in 2004 versus 2003. The increase in gross profit dollars was primarily driven by the increase in revenue. The gross profit margin increase was primarily driven by higher life-cycle management software margins driving 0.8 points of the increase, partially offset by lower margins on document processors due to discounting, which impacted the overall margin by 0.2 points.

FINANCIAL POSITION

Dynamics

        The assets and debt associated with the company's Global Financing business are a significant part of the company's financial condition. Accordingly, although the financial position amounts appearing below and on pages 24 and 25 are the company's consolidated amounts including Global Financing, to the extent the Global Financing business is a major driver of the consolidated financial position, reference in the narrative section will be made to the separate Global Financing section in this Management Discussion on pages 35 to 39. The amounts appearing in the separate Global Financing section are supplementary data presented to facilitate an understanding of the company's Global Financing business.

Working Capital

(Dollars in millions)
AT DECEMBER 31:	2004	2003*
Current assets	$46,970	$44,662
Current liabilities	39,798	37,623

Working capital	$7,172	$7,039

Current ratio	1.18:1	1.19:1

*
Reclassified to conform with 2004 presentation.

        Current assets increased $2,308 million driven by an increase of $2,923 million in Cash and cash equivalents and Marketable securities. Also, Inventories increased $374 million primarily driven by new product transitions and increased capacity in the 300 millimeter semiconductor fab. These increases were partially offset by an overall decrease in the company's current receivables of $787 million. The current receivables net decrease was a combination of several factors: a decline of $1,782 million in Short-term financing receivables as collections exceeded new originations; an increase in Other accounts receivable of $499 million as a long-term receivable related to the sale of the HDD business is now reflected as current; and an increase in Notes and accounts receivable-trade of $496 million as a result of favorable currency movements.

        Current liabilities increased $2,175 million primarily due to a $1,453 million increase in Short-term debt, a $984 million increase in Accounts payable, and a $683 million increase in Deferred income driven by Global Services business growth in 2004. These increases were partially offset by a decrease of $747 million in Taxes payable primarily due to the Internal Revenue Service (IRS) settlement described in note p, "Taxes" on page 73, and $331 million in Other accrued expenses and liabilities primarily due to decreases of approximately $160 million in restructuring accruals.

Cash Flow

        The company's cash flows from operating, investing and financing activities, as reflected in the Consolidated Statement of Cash Flows on pages 44 and 45, are summarized in the table below. These amounts include the cash flows associated with the company's Global Financing business. See pages 35 to 39.

(Dollars in millions)
FOR THE YEAR ENDED DECEMBER 31:	2004	2003
Net cash provided by/(used in) continuing operations:
Operating activities	$15,406	$14,569
Investing activities	(5,346)	(5,122)
Financing activities	(7,619)	(7,798)
Effect of exchange rate changes on cash and cash equivalents	405	421
Net cash used in discontinued operations*	(83)	(162)

Net change in cash and cash equivalents	$2,763	$1,908

*
Does not include approximately $97 million in 2003 of net proceeds from the sale of the HDD business. Such proceeds are included in Net cash provided by Investing activities in the table above.

        Net cash provided from operating activities for the year ended December 31, 2004 increased $837 million as compared to 2003. This increase was driven primarily by increased income from continuing operations ($835 million), the cash generated by the change in Global Financing receivables ($582 million) and lower restructuring payments ($462 million). These increases were partially offset by additional pension funding worldwide in 2004 of $1.2 billion.

        Net investing activities increased by $224 million on a year-to-year basis. Net capital spending decreased $190 million on a year-to-year basis. The primary drivers to the reduction in net capital spending were increased cash from equipment sales of $272 million reflecting the cash investments of the company's Microelectronics business strategic partners, as well as a $25 million decrease in the company's internal spending on plant, rental machines and other property. This cash savings was partially offset by an increase of $107 million in capitalized software development.

        The decrease in cash used in financing activities of $179 million was attributable to less net debt payments of $2,454 million, partially offset by higher net payments for common stock activity of $2,186 million, and higher dividend payments of $89 million. Within debt, on a net basis, $1,027 million of cash was used to pay off debt in 2004 versus $3,481 million. The net cash payments of $1,027 million in 2004 were made up of $4,538 million of cash payments to settle debt, partially offset by $2,438 million of proceeds from new debt and $1,073 million from an increase in short-term borrowings. The higher payments for common stock were driven by increases of approximately $2,802 million in cash payments to repurchase stock which was partially offset by increases of $616 million in cash received for stock issued associated with the company's stock option plan and employee stock purchase plan.

Non-current Assets and Liabilities

(Dollars in millions)
DECEMBER 31:	2004	2003*	Yr. to Yr. Change
Non-current assets	$62,213	$59,795	4.0%
Long-term debt	14,828	16,986	(12.7)
Non-current liabilities (excluding debt)	24,810	21,984	12.9

*
Reclassified to conform with 2004 presentation.

        The increase in Non-current assets of $2,418 million was driven by several factors: an increase of $1,968 million in Prepaid pension assets (see note w, "Retirement-Related Benefits," on pages 78 through 86); an increase of $1,516 million in Goodwill, driven by acquisitions; and an increase of $486 million in Plant, rental machines and other property—net, driven by currency. These increases were partially offset by a decrease of $1,826 million in Investments and sundry assets due to a decrease of $1,264 million in deferred tax assets primarily due to the IRS settlement (see note p, "Taxes" on page 73) and $647 million in non-current derivatives due primarily to the reclassification of derivative instruments.

        Long-term debt declined $2,158 million primarily due to the transfer of long-term bonds to short-term debt as these items approach maturity.

        Other non-current liabilities increased $2,826 million primarily due to a $1,632 million increase in Retirement and nonpension postretirement benefit obligations, a $380 million increase in Deferred income, a $317 million increase in Derivative liabilities and a $138 million increase in warranty accruals. The increase in the Retirement and nonpension postretirement benefit obligations was primarily attributable to the required accounting for the unfunded status of the non-U.S. pension plans as described on page 83, as well as pension costs and approximately $544 million due to foreign currencies. The increase in Deferred income was driven by Global Services resulting from new contracts with long-term components. The increase in Derivative liabilities was primarily attributable to the impact of foreign currencies in combination with extending beyond one year the hedging of anticipated royalties and cost transactions during 2004 (see note l, "Derivatives and Hedging Transactions" on pages 65 to 67). The increase in warranty accruals was primarily related to personal computers resulting from increased volumes.

Debt

        The company's funding requirements are continually monitored and strategies are executed to manage the company's overall asset and liability profile. Additionally, the company maintains sufficient flexibility to access global funding sources as needed.

(Dollars in millions)
AT DECEMBER 31:	2004	2003
Total company debt	$22,927	$23,632
Non-Global Financing debt*	607	368
Non-Global Financing debt/capitalization	2.2%	1.5%

*
Non-Global Financing debt is the company's total external debt less the Global Financing debt described in the Global Financing balance sheet on page 36.

        Non-Global Financing debt increased $239 million and the debt-to-capital ratio at December 31, 2004 was well within acceptable levels at 2.2 percent.

Equity

(Dollars in millions)
AT DECEMBER 31:	2004	2003	Yr. to Yr. Change
Stockholders' equity:
Total	$29,747	$27,864	6.8%

        The company's total consolidated Stockholders' equity increased $1,883 million during 2004 primarily due to an increase in the company's retained earnings driven by net income, partially offset by the company's ongoing stock repurchase program and higher dividend payments.

Off-Balance Sheet Arrangements

        The company, in the ordinary course of business, entered into off-balance sheet arrangements as defined by the Securities and Exchange Commission (SEC) Financial Reporting Release 67 (FRR-67), "Disclosure in Management's Discussion and Analysis about Off-Balance Sheet Arrangements and Aggregate Contractual Obligations," including: certain guarantees, indemnifications and retained interests in assets transferred to an unconsolidated entity for securitization purposes.

        None of these off-balance sheet arrangements either has, or is reasonably likely to have, a material current or future effect on financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources. See page 31 for the company's contractual obligations.

        See note o, "Contingencies and Commitments," on page 71, for detailed information about the company's guarantees on certain loans and financial commitments, indemnification arrangements and note j, "Sale and Securitization of Receivables" on page 64 for detailed information regarding loans receivable securitization program.

CONSOLIDATED FOURTH QUARTER RESULTS

(Dollars and shares in millions except per share amounts)
FOR FOURTH QUARTER:	2004	2003	Yr. to Yr. Change
Revenue	$27,671	$25,913	6.8	%*
Gross profit margin	39.2%	38.4%	0.8	pts.
Total expense and other income	$6,488	$6,097	6.4%
Total expense and other income-to-revenue ratio	23.4%	23.5%	(0.1	) pts.
Provision for income taxes	$1,309	$1,162	12.7%
Income from continuing operations	$3,055	$2,716	12.5%
Earnings per share from continuing operations:
Assuming dilution	$1.81	$1.56	16.0%
Basic	$1.84	$1.59	15.7%
Weighted-average shares outstanding:
Assuming dilution	1,691.6	1,745.7	(3.1)%
Basic	1,659.0	1,708.5	(2.9)%

*
2.7 percent increase adjusting for currency

Continuing Operations

        The increase in the company's fourth quarter 2004 Income from continuing operations and diluted earnings per share from continuing operations as compared to the fourth quarter of 2003 was due to:

  •
  The increased demand for the company's offerings associated with moderate expansion of the economy, as well as the company's continued market share gains

  •
  Favorable impact of currency translation partly offset by related hedging activity

        The following is an analysis of the external segment results.

        Global Services revenue increased 10.1 percent (5.7 percent adjusting for currency). SO revenue increased 12 percent as each geography had year-to-year revenue growth. ITS revenue increased 8 percent helped by continued growth in Business Continuity and Recovery Services. BCS revenue increased 12 percent year-to-year, with double-digit growth in both the America and Asia Pacific and high single-digit growth in EMEA.

        The company achieved Global Services signings of $12.7 billion, including 13 signings over $100 million.

        The company's Systems & Technology Group revenue grew 4.9 percent (1.3 percent adjusting for currency). xSeries server revenue increased 25 percent year-to-year driven by solid performance in both high-end and 1&2 Way servers. The IBM Blade servers continued their strong growth in the fourth quarter of 2004. pSeries revenue increased 15 percent year-to-year in the fourth quarter, reflecting very strong client acceptance of the POWER5 systems technology. OEM grew 10 percent year-to-year in the fourth quarter driven by improved yields in the 300 millimeter line where output grew 40 percent versus the third quarter and Engineering & Technology Services business revenue grew at 61 percent year-to-year. These increases were partially offset by lower zSeries server revenue of

4 percent on MIPS growth of 6 percent in the fourth quarter of 2004. iSeries server revenue declined 9 percent year-to-year, however, strong customer acceptance of the refreshed POWER5 iSeries drove sequential revenue growth. Storage Products revenue declined 11 percent year-to-year. Total Disk products declined 15 percent as the company transitions to new products.

        Personal Systems Group revenue increased 1.8 percent (declined 1.7 percent adjusting for currency) driven by increased ThinkPad mobile computers. The company experienced some disruption due to the Lenovo agreement, which was announced in the seasonally strongest month of the year.

        Software revenue increased 7.0 percent (2.9 percent adjusting for currency). The WebSphere family of software products grew 18 percent for the quarter. Application servers grew 33 percent following the October announcement of a new release that provided improved security and integration of Web Services. Business Integration products grew 17 percent. Rational revenue grew 8 percent in the quarter, with growth across all product areas. Data Management software grew 8 percent as DB2 database software grew 15 percent, driven by double-digit growth in both host and distributed platforms and distributed enterprise content management software grew 31 percent. Tivoli software increased 25 percent, as Systems Management software grew 31 percent, storage software increased 19 percent and security software increased 9 percent. Lotus software increased 5 percent as Domino products grew 2 percent for the quarter driven by the Notes messaging products. Other Foundation middleware products declined 2 percent for the quarter.

        Global Financing revenue declined 10.4 percent (13.5 percent adjusting for currency) driven primarily by a decline in used equipment sales.

        The company's gross profit margin increased 0.8 percentage points to 39.2 percent. The Hardware gross profit margin improved 2 percentage points with improving margins in most product areas. Global Financing gross profit margin improved 7.5 percentage points to 59.7 percent primarily driven by improved used equipment sales and financing margins and an improvement in mix toward higher margin financing revenue. Global Services and Software gross profit margin improved slightly year-over-year.

        Total expense and other income increased 6.4 percent in the fourth quarter and revenue increased 6.8 percent resulting in the total expense-to-revenue ratio improvement of 0.1 point to 23.4 percent. Retirement-related plan expenses increased $150 million year-to-year and were partially offset by lower workforce rebalancing expense of $75 million. RD&E expense increased 8.2 percent or $112 million, driven by increased spending in the Software and Systems and Technology Group segments. In addition, the company recorded a provision for litigation-related expenses of $125 million in SG&A and the effects of currency was an addition to expense of approximately $150 million in the fourth quarter of 2004.

        The company's 2004 fourth quarter effective tax rate was 30.0 percent, the same as 2003.

        Share repurchases totaled approximately $2.9 billion in the fourth quarter. The weighted-average number of diluted common shares outstanding in the quarter was 1,691.6 million compared with 1,745.7 million in the 2003 fourth quarter, lower by 54.1 million shares. The decreased amount of shares was driven primarily by the company's ongoing common share repurchase program.

        The company generated slightly lower cash flows from operations in the 2004 fourth quarter as compared to the 2003 fourth quarter primarily due to higher pension funding driven by the $700 million funding of the PPP and approximately $500 million funding of non-U.S. plans. The company also had an increase in acquisitions (primarily the Maersk Data/DMdata acquisition in the fourth quarter of 2004) compared to the same period of 2003. Finally, the company repurchased $2,932 million in shares during the 2004 fourth quarter compared with $3,069 million in shares repurchased during the 2003 fourth quarter.

Prior Year in Review

(Dollars and shares in millions except per share amounts)
FOR THE YEAR ENDED DECEMBER 31:	2003	2002	Yr. to Yr. Change
Revenue	$89,131	$81,186	9.8	%*
Gross profit margin	37.0%	37.3%	(0.3	) pts.
Total expense and other income	$22,144	$22,760	(2.7)%
Total expense and other income-to-revenue ratio	24.8%	28.0%	(3.2	) pts.
Provision for income taxes	$3,261	$2,190	48.9%
Income from continuing operations	$7,613	$5,334	42.7%
Earnings per share from continuing operations:
Assuming dilution	$4.34	$3.07	41.4%
Basic	$4.42	$3.13	41.2%
Discontinued operations:
Loss	$30	$1,755	NM
Diluted earnings per share	$(0.02)	$(1.01)	NM
Basic earnings per share	$(0.02)	$(1.03)	NM
Weighted-average shares outstanding:
Assuming dilution	1,756.1	1,730.9	1.5%
Basic	1,721.6	1,703.2	1.1%
Assets**	$104,457	$96,484	8.3%
Liabilities**	$76,593	$73,702	3.9%
Equity**	$27,864	$22,782	22.3%

*
2.8 percent at constant currency

**
At December 31

NM—Not Meaningful

CONTINUING OPERATIONS

        The increase in the company's 2003 Income from continuing operations and diluted earnings per share from continuing operations as compared to 2002 was due to:

  •
  The results of the company's productivity and efficiency initiatives, including the benefits from the 2002 Microelectronics and productivity restructuring actions

  •
  Stronger demand associated with the improving economy (especially during the fourth quarter) and continued market share gains

  •
  The charges recorded in 2002 for the 2002 actions (See note s, "2002 Actions" on pages 73 through 76 for additional information.)

  •
  Favorable impact of currency translation, partly offset by related hedging activities

        The increase in revenue in 2003 as compared to 2002 was due to:

  •
  Stronger demand associated with the improving economy (especially during the fourth quarter) and continued market share gains

  •
  The impact of the fourth quarter 2002 acquisition of PricewaterhouseCoopers' consulting business (PwCC) and the first quarter 2003 acquisition of Rational, partially offset by decreases in revenue due to Systems and Technology Group divestitures

  •
  The favorable impact of currency translation, which contributed 7.0 points of the 9.8 percent revenue increase.

        Revenue for all industry sectors increased in 2003 on an as-reported basis, which has been reclassified to conform with the 2004 presentation. The Financial Services sector (12.5 percent), Public sector (14.3 percent), and Industrial sector (14.8 percent) were among the strongest, with continued growth (12.5 percent) in the Small & Medium Business sector. These results reflect the company's go-to-market strategy of designing industry-specific solutions.

        Full-year geographic revenue increased across all geographies. In the Americas revenue increased 5 percent. U.S. (3 percent) and Canada (13 percent) revenue grew as did Latin America (6 percent), notably in Brazil (26 percent). In Europe/Middle East/Africa, revenue increased 20 percent and was highest in the U.K. (17 percent), Central Europe and Middle East and Africa. In Asia Pacific revenue increased 13 percent, while 2003 revenue for Japan, which is about 60 percent of the region's revenue, increased 7 percent compared with 2002. Australia/New Zealand (32 percent) also achieved strong performance within Asia Pacific.

        While OEM revenue, representing three percent of the company's revenue, declined, the decline was smaller than the prior year decline. The year-to-year percent change in revenue (a decline of 21.4 percent) reflects, in large part, the company's exit from its interconnect products business in 2002, as well as sluggish demand from certain OEM clients.

        The following is an analysis of external segment results.

Global Services

        Global Services revenue increased 17.3 percent (9.3 percent at constant currency) in 2003 versus 2002. SO revenue increased 14.2 percent in 2003 primarily driven by new signings. SO continued to demonstrate its competitive advantage in delivering on demand solutions by leveraging its business transformation skills and its scale during 2003. e-business Hosting Services, an offering that provides Web infrastructure and application management as an Internet-based service, continued its strong pattern of revenue growth. BCS revenue increased 37.5 percent in 2003 due to the acquisition of PwCC in the fourth quarter of 2002. ITS revenue increased 3.3 percent due to the favorable impact of currency movements. During 2003, the company changed its reporting for certain OEM hardware sales to the company's clients from gross to net revenue treatment based upon a review of the terms of these sales. The company determined that the agent-like characteristics of these transactions were more appropriately recorded on a net revenue basis. Due to the amounts involved, the prior year amounts were not adjusted. As a result of this change in 2003, revenue and costs for ITS were lower by $279 million in 2003 as compared to 2002, partially offsetting the currency impact discussed above. This change had no impact on the company's gross profit dollars, net income or cash flows. The company signed $55 billion of services contracts in 2003, an increase of $2 billion versus 2002. The estimated services backlog at December 31, 2003, was $120 billion.

Hardware Segments

        Systems and Technology Group revenue increased 1.7 percent (decreased 4.2 percent at constant currency) in 2003 versus 2002. xSeries server products revenue increased 16.8 percent due to growth in sales of high-volume servers supported by strong growth in blades. The pSeries server revenues increased 12.5 percent due to strong demand for the 64-bit POWER systems across both the low-end and high-end server offerings. Revenue from the zSeries servers increased 7.4 percent. The total delivery of zSeries computing power as measured in MIPS increased more than 28 percent in 2003 as compared to 2002. This increase was offset by lower average price per MIPS in 2003 of 19 percent versus 2002. Revenue from the iSeries servers increased in all four quarters of 2003 when compared to 2002. Storage Systems revenue increased 9.8 percent due to growth in external disk and tape products.

        Microelectronics revenue declined 31.6 percent in 2003 versus 2002 driven by actions taken in 2002 to refocus and redirect its business to high-end foundry, ASICs and standard products. These actions included the divestiture of multiple non-core businesses. There was also sluggish demand from certain OEM clients that contributed to this decline.

        Personal Systems Group revenue increased 3.1 percent (down 2.5 percent at constant currency) in 2003 versus 2002. Revenue from mobile personal computers increased (10.9 percent) due to strong demand and was offset by lower desktop personal computer revenue (4.0 percent). The decreased desktop revenue primarily reflects the fact that increased volume gains were not enough to offset a reduction in price due to decreasing commodity costs.

Software

        Software revenue increased 9.4 percent (1.9 percent at constant currency) in 2003 versus 2002, driven by Middleware software products. The WebSphere family of software offerings revenue increased 11.8 percent as clients continued to focus on the higher function products that integrate Web-based applications, including advanced collaboration technology, on a user's desktop. The lower-function WebSphere application server continued to commoditize. Improved demand was also noted for Data Management DB2 database software. Revenue from Tivoli products increased 12.0 percent as clients continue to realize the on demand attributes of Tivoli products, enabling businesses to securely automate many of their processes and gain operational efficiencies. Operating system software revenue increased 6.2 percent due to the favorable impacts of currency movements. Offsetting these increases were lower demand for DB2 tools, Lotus advanced collaboration software, and Other middleware software. A new Lotus messaging platform became generally available during the 2003 fourth quarter and helped to drive momentum in the Lotus Notes family of products towards the end of 2003. Overall, the increase in total Software revenue was mainly due to the acquisition of Rational in the first quarter of 2003. When compared to the separately reported 2002 external revenue amounts for Rational, its revenue increased approximately 6 percent in 2003.

Global Financing

        See pages 35 to 39 for prior year review of Global Financing.

Enterprise Investments

        Revenue from Enterprise Investments increased 4.2 percent (down 5.1 percent at constant currency) in 2003 versus 2002. The decline was attributable to demand for product life-cycle management software in the European market, especially in the automotive and aerospace industries.

        The company's gross profit margins remained relatively flat. Increases in margins for Hardware of 0.7 point resulting from the ongoing benefits from the company's integrated supply chain initiatives and Software of 2.1 points resulting from favorable currency translation were offset by decreases in Global Services margins of 1.1 points driven primarily by investment costs on the early stages of an SO contract and the company's changing mix of revenue toward BCS.

        As discussed above, there were several charges in 2002 that impacted the year-to-year expense comparison. These items contributed 2.8 points of the improvement in the Total expense and other income-to-revenue ratio. The remaining improvement was primarily due to the results of productivity and efficiency initiatives offset by an increase in retirement-related plans cost.

        The company's effective tax rate increased from 29.1 percent in 2002 to 30.0 percent in 2003. This increase was primarily due to a less favorable mix of geographic income and the absence of the tax benefit associated with the Microelectronics actions taken in the second quarter of 2002.

        With regard to Assets, approximately $7 billion of the increase relates to the impact of currency translation. The remaining increase primarily consists of an increase in Goodwill of $2.8 billion associated with recent acquisitions, increased pension assets of $2.4 billion, as well as strong cash performance. The increase in cash during 2003 was due to the combination of stronger operating results and lower pension funding. The company reduced non-Global Financing debt in 2003 as a result of strong cash flows from operations. Global Financing debt also decreased, but the company's Global Financing debt-to-equity ratio remained flat at 6.9 to 1 and within the company's target range.

        The ratio of unguaranteed residual value as a percentage of the related original amount financed declined 0.3 point to 3.6 percent at December 31, 2003, as compared to December 31, 2002, due to an increase in the percentage of leases that contain bargain purchase options.

DISCONTINUED OPERATIONS

        On December 31, 2002, the company sold its HDD business to Hitachi for approximately $2 billion. The majority of the cash was received with the remaining payment due in December 2005. The HDD business was accounted for as a discontinued operation whereby the results of operations and cash flows were removed from the company's results from continuing operations for all periods presented.

        The company incurred a loss from discontinued operations of $1,755 million in 2002, net of tax. The loss in 2002 was due to (amounts are net-of-tax):

  •
  Loss on operational results ($620 million)

  •
  Loss on sale ($382 million)

  •
  Certain actions taken by the company in the second and fourth quarters of 2002 ($508 million) related to the HDD business

  •
  Inventory write-offs resulting from a strategic decision to cease reworking and selling efforts for some of the older HDD products after the announcement of the divestiture plans ($245 million)

Looking Forward

        The following key drivers impacting the company's business are discussed on page 17:

  •
  Economic environment and corporate IT spending budgets

  •
  Internal business transformation and efficiency initiatives

  •
  Innovations initiatives

  •
  Open standards

  •
  Emerging business opportunities

        With respect to the economic environment, while it is always difficult to predict future economic trends, in 2004 the economic environment improved—shifting from a period of recovery to moderate expansion. Going forward, we anticipate moderate growth for the traditional IT industry. Several factors—including increasing complexity and globalization—are driving clients to transform their businesses. The year-to-year and sequential quarterly growth trend comparisons achieved by the company are indicators of this improvement.

        With respect to business transformation and the continual conversion of the company into an on demand business, the company's supply chain initiatives are expected to allow continued flexibility to drive additional competitive advantages. The company will continue to focus on increased productivity and efficiency to accelerate the globalization and transformation of its global business model.

        Finally, with respect to technology, in 2004 the company has again been awarded more U.S. patents than any other company for the twelfth year in a row. The company continues to focus internal development investments on high-growth opportunities and to broaden its ability to deliver industry- and client-specific solutions.

        From a client-set perspective, the strong momentum in 2004 with respect to the Small & Medium Business sector should continue. We anticipate continued growth in the Communications, Distribution and Public sectors, however, the Financial Services sector growth may moderate.

        The company also will selectively pursue acquisitions, primarily in the Global Services and Software segments, where it believes these acquisitions will expand its portfolio to meet clients' needs.

Global Services Signings

(Dollars in millions)
FOR THE YEAR ENDED DECEMBER 31:	2004	2003	2002
Longer-term*	$22,857	$34,608	$33,068
Shorter-term*	20,146	20,854	20,020

Total	$43,003	$55,462	$53,088

*
Longer-term contracts are generally 7 to 10 years in length and represent SO and longer-term business transformation contracts as well as those BCS contracts with the U.S. federal government and its agencies. Shorter-term are contracts generally 3 to 9 months in length and represent the remaining BCS and ITS contracts. These amounts have been adjusted to exclude the impact of year-to-year currency changes.

        Global Services signings are management's initial estimate of the value of a client's commitment under a Global Services contract. Signings are used by management to assess period performance of Global Services management. There are no third-party standards or requirements governing the calculation of signings. The calculation used by management involves estimates and judgments to gauge the extent of a client's commitment, including the type and duration of the agreement, and the presence of termination charges or wind-down costs. For example, for longer-term contracts that require significant up-front investment by the company, the portions of these contracts that are counted as a signing are those periods in which there is a significant economic impact on the client if the commitment is not achieved, usually through a termination charge or the customer incurring significant wind-down costs as a result of the termination. For shorter-term contracts that do not require significant up-front investments, a signing is usually equal to the full contract value.

        Signings includes SO, BCS and ITS contracts. Contract extensions and increases in scope are treated as signings only to the extent of the incremental new value. Maintenance is not included in signings as maintenance contracts tend to be more steady-state, where revenues equal renewals, and therefore, the company does not think they are as useful a predictor of future performance.

        Backlog includes SO, BCS, ITS, and Maintenance. Backlog is intended to be a statement of overall work under contract and therefore does include Maintenance. Backlog estimates are subject to change and are affected by several factors, including terminations, changes in scope of contracts (mainly long-term contracts), periodic revalidations, and currency assumptions used to approximate constant currency.

        Contract portfolios purchased in an acquisition are treated as positive backlog adjustments provided those contracts meet the company's requirements for initial signings. A new signing will be recognized if a new services agreement is signed incidental or coincident to an acquisition.

        Although signings and backlog declined in 2004, Global Services improved its year-to-year revenue growth rate—excluding the benefit of currency—on a sequential basis in 2004. This increase in Global Services growth rate is due to the improving yield of its backlog and current signings. The average duration of new contracts has shortened, and the company continues to drive additional revenue from its contract base through volumes and scope expansion.

        The combination in 2004 of the company's Systems Group and Technology Group will continue to benefit the company's ability to integrate key semiconductor and other core technology innovations into solutions for clients. The company continues to leverage its eServer zSeries mainframe technology investments across its server and storage portfolio. The ability to share elements of this technology such as security, automation, and virtualization, with the more commoditized platforms is a key competitive advantage for IBM.

        Given the commoditized nature of the personal computer industry and the company's announced agreement to sell its Personal Computing Division, its first half results may be more volatile than in the company's other businesses. The company plans to take the necessary actions to mitigate those impacts. The divestiture is expected to close in the second quarter of 2005.

        The key to the company's growth in Software will be clients' continued adoption of its on-demand solutions. The key differentiating factor for the company is the strength and breadth of its middleware portfolio. Software is a key component of on demand solutions, and the company will continue to invest in this strategic area and strengthen its portfolio through acquisitions. In addition, the company will continue to build a strong partner ecosystem to drive growth.

        Given the declining interest rate environment, the company reduced its discount rate assumption for the PPP by 25 basis points to 5.75 percent on December 31, 2004. The company will keep the expected long-term return on PPP assets at 8 percent. The actual return on PPP plan assets in 2004 was 13 percent. With similar overall trends in these assumptions worldwide, as well as the impact of the recent years' changes in the market value of plan assets, the year-to-year impact from retirement related plans on pre-tax income in 2005 will be approximately $1.0 billion higher as compared to 2004, excluding the 2004 one-time charge of $320 million related to the partial settlement of certain legal claims against the PPP.

        The amount of IP and custom development income has been declining in recent years. Although it was flat in 2004, the overall declining trend may continue as the company does not expect it to be a contributor to growth. The overall level of IP is dependent on several factors: divestitures, industry consolidation, economic conditions and the timing of new patent development.

        In the normal course of business, the company expects that its effective tax rate will approximate 30 percent. The rate will change year-to-year based on nonrecurring events (such as the tax effect of the pension claims settlement in 2004 or a possible repatriation charge in 2005 as described in note p, "Taxes" on page 73) as well as recurring factors including the geographic mix of income before taxes, the timing and amount of foreign dividends, state and local taxes, and the interaction of various global tax strategies.

AMERICAN JOBS CREATION ACT OF 2004

        In 2001, the World Trade Organization (WTO) determined that tax provisions of the FSC Repeal and Extraterritorial Income (ETI) Exclusion Act of 2000 constituted an export subsidy prohibited by the WTO Agreement on Subsidies and Countervailing Measures Agreement. As a result, the U.S. enacted the American Jobs Creation Act of 2004 (the "Act") in October 2004. The Act repeals the ETI export subsidy for transactions after 2004 with two years of transition relief (2005-2006). The Act also provides a nine-percent deduction for income from qualified domestic production activities which will be phased in over 2005-2010. While the net impact of certain legislative provisions has not been fully evaluated, the company does not expect this legislation to affect its ongoing effective tax rate for 2005 or 2006.

        Also, the Act includes a temporary incentive for the company to repatriate earnings accumulated outside the U.S. The current status of the company's evaluation and potential impacts are discussed in note p, "Taxes," on page 73.

LIQUIDITY AND CAPITAL RESOURCES

        The company generates strong cash flow from operations, providing a source of funds ranging between $8.8 billion and $15.4 billion per year over the past five years. The company provides for additional liquidity through several sources—a sizable cash balance, access to global funding sources, a committed global credit facility and in 2004, the company converted a receivables securitization facility from an "uncommitted" to a "committed" facility, adding an additional source of liquidity. (See note J, "Sale and Securitization of Receivables" on page 64 for additional information.) The table below provides a summary of these major sources of liquidity as of the end of fiscal years 2000 through 2004.

Cash Flow and Liquidity Trends

(Dollars in billions)
AT DECEMBER 31:	2004	2003	2002	2001	2000
Net cash from operating activities	$15.4	$14.6	$13.8	$14.0	$8.8
Cash and marketable securities	10.6	7.6	6.0	6.4	3.7
Size of global credit facilities	10.0	10.0	12.0	12.0	10.0
Trade receivables securitization facility	0.5	—	—	—	—

        The major rating agencies' ratings on the company's debt securities at December 31, 2004 appear in the table below and remain unchanged over the past five years. The company has no contractual arrangements that, in the event of a change in credit rating, would result in a material adverse effect on its financial position or liquidity.

	Standard and Poor's	Moody's Investors Service	Fitch Ratings
Senior long-term debt	A+	A1	AA-
Commercial paper	A-1	Prime-1	f-1+

        The company prepares its Consolidated Statement of Cash Flows in accordance with Statement of Financial Accounting Standards (SFAS) No. 95, "Statement of Cash Flows," on pages 44 and 45 and highlights causes and events underlying sources and uses of cash in that format on page 24. For purposes of running its business, the company manages, monitors and analyzes cash flows in a different format.

        As discussed on page 35, one of the company's two primary objectives of its Global Financing business is to generate strong return-on-equity. Increasing receivables is the basis for growth in a financing business. Accordingly, management considers Global Financing receivables as a profit-generating investment—not as working capital that should be minimized for efficiency. After classifying the Cash from/(for) Global Financing receivables as an investment, the remaining net cash flow is viewed by the company as the Cash available for investment and for distribution to shareholders. With respect to the company's cash flow analysis for internal management purposes, Global Financing accounts receivables are combined with Global Financing debt to represent the Net Global Financing receivables (a profit-generating investment).

        Over the past five years, the company generated over $59.4 billion in Cash available for investment and for distribution to shareholders. As a result, during the period the company invested in $21.4 billion of net capital expenditures, invested $8.0 billion in strategic acquisitions, received $1.4 billion from divestitures and returned $33.0 billion to shareholders through dividends and share repurchases. The amount of prospective Returns to shareholders in the form of dividends and share repurchases will vary based upon several factors including affordability, namely each year's operating results, capital expenditures, research and development, and acquisitions, as well as the factors discussed immediately following the table below.

        The company's Board of Directors meets quarterly to approve the dividend payment. The company announced a dividend payment of $0.18 per common share, payable March 10, 2005, which is the company's 357th consecutive quarterly payment. The company expects to fund the quarterly dividend payments through cash from operations.

        The table below represents the way in which management reviews its cash flow as described above.

(Dollars in billions)
FOR THE YEAR ENDED DECEMBER 31:	2004	2003	2002	2001	2000
Net cash from operating activities (comprised of):	$15.4	$14.6	$13.8	$14.0	$8.8

Cash from/(for) Global Financing accounts receivable	$2.5	$1.9	$3.3	$2.0	$(2.5)
Cash available for investment and for distribution to shareholders	12.9	12.7	10.5	12.0	11.3

Net Global Financing receivables	0.7	(0.7)	0.2	0.9	(0.6)
Net capital expenditures	(3.7)	(3.9)	(4.6)	(4.9)	(4.3)
Net divestitures/(acquisitions)	(1.7)	(1.7)	(2.0)	(0.9)	(0.3)
Returns to shareholders	(8.3)	(5.4)	(5.2)	(6.5)	(7.6)
Other	2.9	0.9	0.2	2.2	—

Net change in cash and cash equivalents	$2.8	$1.9	$(0.9)	$2.8	$(1.5)

        Events that could temporarily change the historical cash flow dynamics discussed on page 30 include unexpected adverse impacts from litigation or future pension funding during periods of severe and prolonged downturn in the capital markets. Whether any litigation has such an adverse impact will depend on a number of variables, which are more completely described on page 71. With respect to pension funding, on January 19, 2005 the company contributed $1.7 billion to the qualified portion of the company's PPP. This contribution fulfilled a number of short-term and long-term strategic objectives. This contribution reduces the probability of large future U.S. pension contributions by building a funding buffer above the current liability level. In addition, it positions the company to further reduce volatility in pension contributions and earnings over the long term. Finally, the company will benefit from the return on these additional pension assets in 2005. The increase in pension income produced from this funding will partially offset the impact of year-end 2004 pension assumptions changes.

        The company is not quantifying any further impact from pension funding because it is not possible to predict future movements in the capital markets. However, for 2005, if actual returns on plan assets for the PPP were less than 1 percent, the PPP's accumulated benefit obligation (ABO) would be greater than its Plan assets (assuming no other assumption change). As discussed on page 83, such a situation may result in a further voluntary contribution of cash or stock to the PPP or a charge to stockholders' equity.

Contractual Obligations

(Dollars in millions)
	Total Contractual Payment Stream	Payments Due In
		2005	2006-07	2008-09	After 2009
Long-term debt obligations	$17,664	$3,175	$4,396	$2,614	$7,479
Capital (Finance) lease obligations	56	46	8	1	1
Operating lease obligations	6,607	1,383	2,210	1,603	1,411
Purchase obligations	2,268	919	828	479	42
Other long-term liabilities:
Minimum pension funding (mandated)*	2,384	361	1,175	848	—
Executive compensation	782	95	121	141	425
Environmental liabilities	246	28	25	23	170
Long-term termination benefits	2,406	344	483	334	1,245
Other	457	80	166	136	75

Total	$32,870	$6,431	$9,412	$6,179	$10,848

*
These amounts represent future pension contributions that are mandated by local regulations or statute for retirees receiving pension benefits. They are all associated with non-U.S. pension plans. The projected payments beyond 2009 are not currently determinable. See note w, "Retirement-related Benefits," on pages 78 through 86 for additional information on the non-U.S. plans' investment strategies and expected contributions.

        Purchase obligations include all commitments to purchase goods or services of either a fixed or minimum quantity that meet any of the following criteria: (1) they are non-cancelable, (2) the company would incur a penalty if the agreement was canceled, or (3) the company must make specified minimum payments even if it does not take delivery of the contracted products or services ("take-or-pay"). If the obligation to purchase goods or services is noncancelable, the entire value of the contract is included in the above table. If the obligation is cancelable, but the company would incur a penalty if canceled, the dollar amount of the penalty is included as a purchase obligation. Contracted minimum amounts specified in take-or-pay contracts are also included in the above table as they represent the portion of each contract that is a firm commitment.

        In the ordinary course of business, the company enters into contracts that specify that the company will purchase all or a portion of its requirements of a specific product, commodity, or service from a supplier or vendor. These contracts are generally entered into in order to secure pricing or other negotiated terms. They do not specify fixed or minimum quantities to be purchased and, therefore, the company does not consider them to be purchase obligations.

CRITICAL ACCOUNTING ESTIMATES

        The application of GAAP involves the exercise of varying degrees of judgment. While the resulting accounting estimates will, by definition, not always precisely equal the related actual results, eight of these estimates involve more judgment than others. Two of these estimates are the allowance for uncollectible financing receivables and the fair value of lease residual values. See page 39 for a discussion of these estimates. The others are discussed below.

        The sensitivity analyses used below are not meant to provide a reader with management's predictions of the variability of the estimates used. Rather, the sensitivity levels selected (e.g., 5 percent, 10 percent, etc.) are included to allow users of the Annual Report to understand a general-direction cause and effect of changes in the estimates.

Useful Lives of Microelectronics Plant and Equipment

        The company determines the estimated useful lives and related depreciation charges for its plants and equipment. For Microelectronics, this estimate is based on projected technology, process and product life cycles that could change significantly due to technical innovations and competitor actions in response to relatively severe industry cycles. To the extent actual useful lives are less than previously estimated lives, the company will increase its depreciation charge or will write-off or writedown technically obsolete or non-strategic assets that have been abandoned or sold.

        The company estimates useful lives of its Microelectronics equipment by reference to the current and projected dynamics in the semiconductor industry, product/process life cycles and anticipated competitor actions.

        To the extent that Microelectronics actual useful lives differ from management's estimates by 10 percent, consolidated net income would be an estimated $62 million higher/lower based upon 2004 results, depending upon whether the actual lives were longer/shorter, respectively, than the estimates. To the extent that the actual lives were shorter by 10 percent, it is estimated that there would have also been a lower-of-cost-or-market inventory charge of less than $5 million.

Pension Assumptions

        The expected long-term return on plan assets is used in calculating the net periodic pension (income)/cost. See page 83 for information regarding the expected long-term return on plan assets assumption. The differences between the actual return on plan assets and expected long-term return on plan assets are recognized in the calculation of net periodic pension (income)/cost over five years.

        As described on page 83, if the fair value of the pension plan's assets is below the plan's ABO, the company will be required to record a minimum liability. In some situations, the pension asset must be partially reversed through a charge to stockholders' equity. The company may voluntarily make contributions or be required, by law, to make contributions to the pension plans. Actual results that differ from the estimates may result in more or less future company funding into the pension plans than is planned by management. See page 31 for additional information and near-term sensitivities of actual returns on funding decisions.

        To the extent the outlook for long-term returns changes such that management changes its expected long-term return on plan assets assumption, each 50 basis point increase or decrease in the expected long-term return on PPP plan assets assumption will have an estimated increase or decrease, respectively, of $229 million on the following year's pre-tax net periodic pension income (based upon the PPP's plan assets at December 31, 2004 and the January 2005 contribution of $1.7 billion discussed further on page 84).

        Another key management assumption is the discount rate. See page 83 for information regarding the discount rate assumption. Changes in the discount rate assumptions will impact the interest cost component of the net periodic pension income calculation and due to the fact that the ABO is calculated on a net present value basis, changes in the discount rate assumption will also impact the current ABO. An increase in the ABO caused by a decrease in the discount rate may result in a voluntary contribution to a pension plan.

        As discussed on page 30, the company reduced the discount rate assumption for the PPP by 25 basis points to 5.75 percent on December 31, 2004. This change will increase pre-tax cost and expense in 2005 by $90 million. Had the discount rate assumption for the PPP increased by 25 basis points on December 31, 2004, pre-tax cost and expense would have decreased by $91 million in 2005. As mentioned above, changes in the discount rate assumption will impact the ABO which in turn, may impact the company's funding decisions if the ABO exceeds plan assets. In order to analyze the sensitivity of discount rate movements, each 25 basis point increase or decrease in the interest rate will cause a corresponding decrease or increase, respectively, in the PPP's ABO of an estimated $1.1 billion based upon December 31, 2004 data. Page 82 presents the PPP's ABO (after the reduction in discount rate discussed above) and plan assets as of December 31, 2004.

        Impacts of these types of changes on the pension plans in other countries will vary depending upon the status of each respective plan.

Costs to Complete Service Contracts

        The company enters into numerous service contracts through its SO and BCS businesses. SO contracts range for periods up to ten years and BCS contracts can be for several years. During the contractual period, revenue, cost and profits may be impacted by estimates of the ultimate profitability of each contract, especially contracts for which the company uses the percentage-of-completion method of accounting. See page 50 for the company's services revenue recognition accounting policies. If at any time, these estimates indicate the contract will be unprofitable, the entire estimated loss for the remainder of the contract is recorded immediately.

        The company performs ongoing profitability analyses of its services contracts in order to determine whether the latest estimates require updating. Key factors reviewed by the company to estimate the future costs to complete each contract are future labor costs and productivity efficiencies.

        To the extent actual estimated completed contract margins on percentage of completion services contracts differ from management's quarterly estimates by 1 percentage point, the company's consolidated net income would have improved/declined by an estimated $69 million using 2004 results, depending upon whether the actual results were higher/ lower, respectively, than the estimates. This amount excludes any accrual resulting from contracts in loss positions. For all long-term services contracts that have an estimated completed contract profit of 5 percent or less, if actual profits were 5 percentage points less than expected, the consolidated net income would be reduced by an estimated $85 million.

Net Realizable Value and Client Demand

        The company reviews the net realizable value of and demand for its inventory on a quarterly basis to ensure recorded inventory is stated at the lower of cost or net realizable value and that obsolete inventory is written off. Inventories at higher risk for writedowns or writeoffs are those in the industries that have lower relative gross margins and that are subject to a higher likelihood of changes in industry cycles. The semiconductor and personal computer businesses are two such industries.

        Factors that could impact estimated demand and selling prices are the timing and success of future technological innovations, competitor actions, supplier prices and economic trends.

        To the extent that semiconductor and personal computer inventory losses differ from management estimates by 5 percent, the company's consolidated net income in 2004 would have improved/declined by an estimated $42 million using 2004 results, depending upon whether the actual results were better/worse, respectively, than expected.

Warranty Claims

        The company generally offers three-year warranties for its personal computer products and one-year warranties on most of its other products. The company estimates the amount and cost of future warranty claims for its current period sales. These estimates are used to record accrued warranty costs for current period product shipments. The company uses historical warranty claim information as well as recent trends that might suggest that past cost information may differ from future claims.

        Factors that could impact the estimated claim information include the success of the company's productivity and quality initiatives, as well as parts and labor costs.

        To the extent that actual claims costs differ from management's estimates by 5 percent, consolidated net income will have improved/declined by an estimated $32 million in 2004, depending upon whether the actual claims costs were lower/higher, respectively, than the estimates.

Income Taxes

        The company is subject to income taxes in both the U.S. and numerous foreign jurisdictions. Significant judgment is required in determining the worldwide provision for income taxes. During the ordinary course of business, there are many transactions and calculations for which the ultimate tax determination is uncertain. As a result, the company recognizes tax liabilities based on estimates of whether additional taxes and interest will be due. To the extent that the final tax outcome of these matters is different than the amounts that were initially recorded, such differences will impact the income tax provision in the period in which such determination is made.

        To the extent that the provision for income taxes increases/decreases by 1 percent of income from continuing operations before income taxes, consolidated income from continuing operations would have declined/improved by $120 million in 2004.

CURRENCY RATE FLUCTUATIONS

        Changes in the relative values of non-U.S. currencies to the U.S. dollar affect the company's results. At December 31, 2004, currency changes resulted in assets and liabilities denominated in local currencies being translated into more dollars than at year-end 2003. The company uses a variety of financial hedging instruments to limit specific currency risks related to financing transactions and other foreign currency-based transactions. Further discussion of currency and hedging appears in note l, "Derivatives and Hedging Transactions," on pages 65 to 67.

        The company earned approximately 58 percent of its net income in currencies other than the U.S. dollar. In general, these currencies appreciated against the U.S. dollar during 2004 so net income in these countries translated into more dollars than they would have in 2003. The company also maintains hedging programs to limit the volatility of currency impacts on the company's financial results. These hedging programs limit the impact of currency changes on the company's financial results but do not eliminate them. In addition to the translation of earnings and the company's hedging programs, the impact of currency changes also may affect the company's pricing and sourcing actions. For example, the company may procure components and supplies in multiple functional currencies and sell products and services in other currencies. Therefore, it is impractical to quantify the impact of currency on these transactions and on consolidated net income. For these reasons, the company believes that extended periods of dollar weakness are positive for net income and extended periods of dollar strength are negative, although the precise impact is difficult to assess.

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

MARKET RISK

        In the normal course of business, the financial position of the company is routinely subject to a variety of risks. In addition to the market risk associated with interest rate and currency movements on outstanding debt and non-U.S. dollar denominated assets and liabilities, other examples of risk include collectibility of accounts receivable and recoverability of residual values on leased assets.

        The company regularly assesses these risks and has established policies and business practices to protect against the adverse effects of these and other potential exposures. As a result, the company does not anticipate any material losses from these risks.

        The company's debt in support of the Global Financing business and the geographic breadth of the company's operations contains an element of market risk from changes in interest and currency rates. The company manages this risk, in part, through the use of a variety of financial instruments including derivatives, as explained in note l, "Derivatives and Hedging Transactions," on pages 65 to 67.

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

        To perform the sensitivity analysis, the company assesses the risk of loss in fair values from the effect of hypothetical changes in interest rates and foreign currency exchange rates on market-sensitive instruments. The market values for interest and foreign currency exchange risk are computed based on the present value of future cash flows as affected by the changes in rates that are attributable to the market risk being measured. The discount rates used for the present value computations were selected based on market interest and foreign currency exchange rates in effect at December 31, 2004 and 2003. The differences in this comparison are the hypothetical gains or losses associated with each type of risk.

        Information provided by the sensitivity analysis does not necessarily represent the actual changes in fair value that the company would incur under normal market conditions because, due to practical limitations, all variables other than the specific market risk factor are held constant. In addition, the results of the model are constrained by the fact that certain items are specifically excluded from the analysis, while the financial instruments relating to the financing or hedging of those items are included by definition. Excluded items include leased assets, forecasted foreign currency cash flows and the company's net investment in foreign operations. As a consequence, reported changes in the values of some of the financial instruments impacting the results of the sensitivity analysis are not matched with the offsetting changes in the values of the items that those instruments are designed to finance or hedge.

        The results of the sensitivity analysis at December 31, 2004, and December 31, 2003, are as follows:

Interest Rate Risk

        At December 31, 2004, a 10 percent decrease in the levels of interest rates with all other variables held constant would result in a decrease in the fair market value of the company's financial instruments of $172 million as compared with a decrease of $170 million at December 31, 2003. A 10 percent increase in the levels of interest rates with all other variables held constant would result in an increase in the fair value of the company's financial instruments of $153 million as compared to $152 million at December 31, 2003. Changes in the relative sensitivity of the fair value of the company's financial instrument portfolio for these theoretical changes in the level of interest rates are primarily driven by changes in the company's debt maturity, interest rate profile and amount.

Foreign Currency Exchange Rate Risk

        At December 31, 2004, a 10 percent weaker U.S. dollar against foreign currencies, with all other variables held constant, would result in a decrease in the fair value of the company's financial instruments of $692 million as compared with a decrease of $283 million at December 31, 2003. Conversely, a 10 percent stronger U.S. dollar against foreign currencies, with all other variables held constant, would result in an increase in the fair value of the company's financial instruments of $679 million compared with $296 million at December 31, 2003. In 2004 versus 2003, the reported increase in foreign currency exchange rate sensitivity was primarily due to an increase in hedges of foreign cash flow.

FINANCING RISKS

        See the Global Financing—Description of Business on page 35 for a discussion of the financing risks associated with the company's Global Financing business and management's goals to mitigate such risks while striving for superior return on Global Financing's equity.

Employees and Related Workforce

				Percentage Changes
FOR THE YEAR ENDED DECEMBER 31:
	2004	2003	2002	2004 - 03	2003 - 02
IBM/wholly owned subsidiaries	329,001	319,273	315,889	3.0	1.1
Less-than-wholly owned subsidiaries	19,051	18,189	22,282	4.7	(18.4)
Complementary	21,225	17,695	17,250	19.9	2.6

        Employees at IBM and its wholly owned subsidiaries in 2004 increased 9,728 from last year. The company continues to invest in Global Services and Software, growth areas of the business, through a combination of hiring and acquisitions. The company also continues to rebalance its workforce to improve IBM's competitiveness in the marketplace and to withdraw from certain businesses, thereby offsetting some of the growth.

        In less-than-wholly owned subsidiaries, the number of employees increased from last year. The increase is primarily in the International Information Products Company, a personal computer-related joint venture in China, which IBM has announced an agreement to sell to Lenovo as part of the sale of the Personal Computing Division.

        The company's complementary workforce is an approximation of equivalent full-time employees hired under temporary, part-time and limited-term employment arrangements to meet specific business needs in a flexible and cost-effective manner.

Global Financing

DESCRIPTION OF BUSINESS

        Global Financing is a business segment within IBM that is managed on an arm's-length basis and measured as if it were a standalone entity. Accordingly, the information presented in this section is consistent with this separate company view.

        The mission of Global Financing is to generate a return on equity. It also facilitates the client's acquisition of IBM hardware, software and services.

        Global Financing invests in financing assets, manages the associated risks, and leverages with debt, all with the objective of generating consistently strong returns on equity. The focus on IBM products and IBM clients mitigates the risks normally associated with a financing company. Global Financing has the benefit of both a deep knowledge of its client base and a clear insight into the products that are being leased. This combination allows Global Financing to effectively manage two of the major risks (credit and residual value) that are normally associated with financing.

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

  •
  Remarketing sells and leases used equipment to new or existing customers. This equipment is primarily sourced from the conclusion of lease transactions.

        In addition to the strength of the economy and its impact on corporate IT budgets, key drivers of Global Financing's results are interest rates and originations. Originations, which determine the asset base of Global Financing's annuity-like business, are impacted by IBM's non-Global Financing sales volumes and Global Financing's participation rates. Participation rates are the propensity of IBM's clients to finance their purchases through Global Financing in lieu of paying IBM up-front cash or financing through a third party.

RESULTS OF OPERATIONS

(Dollars in millions)
FOR THE YEAR ENDED DECEMBER 31:	2004	2003	2002
External revenue	$2,607	$2,827	$3,203
Internal revenue	1,287	1,300	939

Total revenue	3,894	4,127	4,142
Cost	1,539	1,846	1,803

Gross profit	$2,355	$2,281	$2,339

Gross profit margin	60.5%	55.3%	56.5%
Pre-tax income	$1,494	$1,182	$955

After-tax income*	$937	$766	$627
Return on equity*	28.6%	22.3%	17.2%

*
See page 39 for the details of the After-tax income and the Return on equity calculation.

        Global Financing revenue declined 5.6 percent in 2004 as compared with 2003. External revenue decreased 7.8 percent (11.5 percent at constant currency) in 2004 versus 2003 primarily driven by external used equipment sales of $708 million in 2004 versus $928 million in 2003, a decrease of 23.7 percent. Global Financing remarkets used equipment, primarily resulting from equipment that is returned at end of lease both externally and internally. Externally remarketed equipment revenue represents sales or leases to clients and resellers. Internally remarketed equipment revenue primarily represents used equipment that is sold or leased internally to the Hardware and Global Services segments. The Hardware segment will also sell the equipment that it purchases from Global Financing to external customers. Internal revenue decreased 1.0 percent in 2004 versus 2003 driven by remarketing revenue of $783 million in 2004 versus $828 million in 2003, a decrease of 5.4 percent, partially offset by commercial financing revenue of $269 million in 2004 versus $240 million in 2003, an increase of 12.2 percent.

        Global Financing revenue was flat in 2003 as compared with 2002. External revenue decreased 11.7 percent (18.0 percent at constant currency) in 2003 versus 2002 driven by financing revenue of $1,896 million in 2003 versus $2,224 million in 2002, a decrease of 14.7 percent, due to declining interest rates and a lower average asset base, and external used equipment sales of $931 million in 2003 versus $979 million in 2002, a decrease of 4.9 percent. The lower average asset base was primarily due to lower originations in prior years. Internal revenue increased 38.4 percent in 2003 versus 2002 driven by internal used equipment sales, primarily zSeries.

        Global Financing gross profit dollars increased 3.2 percent and gross profit margin increased 5.2 points in 2004 versus 2003. The increase in gross profit dollars was primarily driven by cost of sales on remarketing equipment of $931 million in 2004 versus $1,168 million in 2003, a decrease of 20.2 percent and borrowing costs of $608 million in 2004 versus $678 million in 2003, a decrease of 10.3 percent related to volumes and the interest rate environment during the year, partially offset by the decrease in revenue discussed above. The increase in gross profit margin was driven by improved margins in financing and equipment sales, and a mix change toward higher margin financing income, and away from lower margin equipment sales.

        Global Financing gross profit dollars decreased 2.5 percent and gross profit margin declined 1.2 points in 2003 versus 2002. The decrease in gross profit dollars was primarily driven by declining interest rates and lower average asset base discussed above, partially offset by improved financing margins. The decrease in gross profit margin was driven by a mix change toward lower margin remarketing sales and away from financing income partially offset by lower borrowing costs related to the interest rate environment during the year.

        Global Financing pre-tax income increased 26.4 percent in 2004 versus 2003, compared with an increase of 23.8 percent in pre-tax income in 2003 versus 2002. The increase in 2004 was driven by a decrease of $101 million in bad debt expense, a decrease of $23 million in selling, general and administration expenses, a decrease of $100 million in other charges primarily driven by income from internal sales, and the increase in gross profit of $74 million discussed above. The decrease in bad debt expense is reflective of the improved general economic environment, improved credit quality of the portfolio, and the declining size of the receivables portfolio. (Also see page 37 for an additional discussion of IBM Global Financing Allowance for Doubtful Accounts.) The increase in 2003 versus 2002 was driven by a decrease in bad debt expense partially offset by the decrease in gross profit discussed above. The decrease in bad debt expense is reflective of the improved general economic environment and reduced exposure in specific sectors, particularly the Communications sector.

        The increases in return on equity from 2003 to 2004 and from 2002 to 2003 were also due to higher earnings.

FINANCIAL CONDITION

Balance Sheet

(Dollars in millions)
AT DECEMBER 31:	2004	2003
Cash	$850	$813

Net investment in sales-type leases	11,141	11,969
Equipment under operating leases:
External customers	1,817	1,707
Internal customers(a)(b)	1,906	1,873
Customer loans	9,889	10,413

Total customer financing assets	24,753	25,962
Commercial financing receivables	5,710	5,835
Intercompany financing receivables(a)(b)	2,172	1,999
Other receivables	223	270
Other assets	881	1,037

Total financing assets	$34,589	$35,916

Intercompany payables(a)	$6,394	$6,754
Debt(c)	22,320	23,264
Other liabilities	2,620	2,546

Total financing liabilities	31,334	32,564
Total financing equity	3,255	3,352

Total financing liabilities and equity	$34,589	$35,916

(a)
Amounts eliminated for purposes of IBM's consolidated results and therefore do not appear on pages 42 and 43.

(b)
These assets, along with all other financing assets in this table, are leveraged using Global Financing debt.

(c)
Global Financing debt includes debt of the company and of the Global Financing units that support the Global Financing business.

Sources and Uses of Funds

        The primary use of funds in Global Financing is to originate customer and commercial financing assets. Customer financing assets for end users consist primarily of IBM hardware, software and services, but also include non-IBM equipment, software and services to meet IBM clients' total solutions requirements. Customer financing assets are primarily sales-type, direct financing, and operating leases for equipment as well as loans for hardware, software and services with terms generally for two to five years. Customer financing also includes internal activity as described on page 35.

        Commercial financing originations arise primarily from inventory and accounts receivable financing for dealers and remarketers of IBM and non-IBM products. Payment terms for inventory financing generally range from 30 to 75 days. Payment terms for accounts receivable financing generally range from 30 to 90 days.

Originations

        The following are total external and internal financing originations.

(Dollars in millions)
FOR THE YEAR ENDED DECEMBER 31:	2004	2003	2002
Customer finance:
External	$12,433	$13,279	$12,845
Internal	1,185	1,150	1,061
Commercial finance	25,566	24,291	22,546

Total	$39,184	$38,720	$36,452

        Cash collections of both customer and commercial financing assets exceeded new financing originations in 2004, which resulted in a net decline in financing assets from December 31, 2003. The increase in originations in 2004 and 2003 from 2003 and 2002 respectively, was due to favorable currency movements offset by a decline in participation rates. The decline in participation rates was in line with industry trends.

        Cash generated by Global Financing in 2004 was deployed to pay the intercompany payable and dividends to IBM as well as to reduce debt.

Financing Assets by Sector

        The following are the percentage of external financing assets by industry sector.

AT DECEMBER 31:	2004	2003
Financial Services	30%	28%
Industrial	20	17
Business Partners*	19	18
Distribution	9	10
Public	9	10
Communications	9	11
Other	4	6

Total	100%	100%

*
Business Partners financing assets represent a portion of commercial financing inventory and accounts receivable financing for terms generally less than 90 days.

Financing Receivables and Allowances

        The following table presents external financing receivables, excluding residual values, and the allowance for doubtful accounts.

(Dollars in millions)
AT DECEMBER 31:	2004	2003
Gross financing receivables	$26,836	$28,451

Specific allowance for doubtful accounts	654	666
Unallocated allowance for doubtful accounts	127	199

Total allowance for doubtful accounts	781	865
Net financing receivables	$26,055	$27,586

Allowance for doubtful account coverage	2.9%	3.0%

Roll-Forward of Financing Receivables Allowance for Doubtful Accounts

(Dollars in millions)
Jan. 1, 2004	Reserve Used*	Additions: Bad Debts Expense	Other**	Dec. 31, 2004
$865	$(237)	$105	$48	$781

*
Represents reserved receivables, net of recoveries, that were disposed of during the period.

**
Primarily represents translation adjustments.

        The percentage of financing receivables reserved decreased from 3.0 percent at December 31, 2003, to 2.9 percent at December 31, 2004 primarily due to the decrease in the unallocated allowance for doubtful accounts. Unallocated reserves decreased 36.2 percent from $199 million at December 31, 2003 to $127 million at December 31, 2004 due to the decline in gross financing receivables combined with improved economic conditions and improved credit quality of the portfolio. Specific reserves decreased 1.8 percent from $666 million at December 31, 2003 to $654 million at December 31, 2004. The decrease in specific reserves was due to the disposition of reserved receivables during the period combined with lower requirements for additional specific reserves. This lower requirement is generally due to improving economic conditions as well as portfolio management to reduce risk in areas of concern.

        Global Financing's bad debt expense declined to $105 million for the year ended December 31, 2004, compared with $206 million for the year ended December 31, 2003. The decline was primarily attributed to lower reserve requirements associated with the improvement in economic conditions and improved credit quality of the portfolio in 2004, as compared with 2003, as well as the lower asset base.

Residual Value

        Residual value is a risk unique to the financing business, and management of this risk is dependent upon the ability to accurately project future equipment values. Global Financing has insight into product plans and cycles for the IBM products under lease. Based upon this product information, Global Financing continually monitors projections of future equipment values and compares them with the residual values reflected in the portfolio. See note a, "Significant Accounting Policies" on page 55 for the company's accounting policy for residual values.

        Sales of equipment, which are primarily sourced from equipment returned at end of lease, represented 36.6 percent of Global Financing's revenue in 2004 and 40.5 percent in 2003. The decrease was driven primarily by lower external used equipment sales, due to a decline in sales to business partners. The gross margin on these sales was 34.6 percent and 30.2 percent in 2004 and 2003, respectively. The increase in gross margin was primarily due to the improved profitability of internal equipment sales. In addition to selling assets sourced from end of lease, Global Financing optimizes the recovery of residual values by leasing used equipment to new customers or extending leasing arrangements with current customers. The following table presents the recorded amount of unguaranteed residual value for sales-type and operating leases at December 31, 2003 and 2004. In addition, the table presents the residual value as a percentage of the original amount financed, and a run out of the unguaranteed residual value over the remaining lives of these leases at December 31, 2004. In addition to the unguaranteed residual value below, on a limited basis, Global Financing will obtain guarantees of the future value of the equipment scheduled to be returned at end of lease. These third-party guarantees are used in the determination of lease classifications for the covered equipment and provide protection against risk of loss arising from declines in equipment values for these assets. The aggregate asset value associated with the guarantees was $700 million and $615 million for financing transactions originated during the years ended December 31, 2004 and 2003, respectively. The associated aggregate guaranteed future value at the scheduled end of lease was $36 million and $26 million for financing transactions originated during the same time periods, respectively. The cost of guarantees was $4.7 million for each year.

Residual Value

(Dollars in millions)
	Total		Amortization of 2004 Balance
	2003	2004	2005	2006	2007	2008 and Beyond
Sales-type leases	$845	$836	$262	$269	$248	$57
Operating leases	164	164	78	46	36	4

Total unguaranteed residual value	$1,009	$1,000	$340	$315	$284	$61

Related original amount financed	$27,820	$25,982
Percentage	3.6%	3.8%

Debt

AT DECEMBER 31:	2004	2003
Debt to equity ratio	6.9x	6.9x

        Global Financing funds its operations primarily through borrowings using a debt to equity ratio of approximately 7 to 1. The debt is used to fund Global Financing assets. The debt is composed of intercompany loans and external debt. The terms of the intercompany loans are set by the company to substantially match the term and currency underlying the receivable. The inter-company loans are based on arms-length pricing. The following table illustrates the correlation between Global Financing Assets and Global Financing Debt. Both assets and debt are presented in the Global Financing Balance Sheet on page 36.

Global Financing Assets and Debt

(Dollars in millions)

        The company's Global Financing business provides funding predominantly for the company's external customers but also provides intercompany financing for the company (internal), as described in the "Description of Business" on page 35. As previously stated, the company manages and measures Global Financing as if it were a standalone entity and accordingly, interest expense relating to debt supporting Global Financing's external customer and internal business is included in the "Global Financing Results of Operations" on page 35 and in note x, "Segment Information," on pages 87 through 91.

        In the company's Consolidated Statement of Earnings on pages 40 and 41, however, the interest expense supporting Global Financing's internal financing to the company is reclassified from Cost of financing to Interest expense.

Liquidity and Capital Resources

        Global Financing is a segment of the company and as such, is supported by the company's liquidity position and access to capital markets. Cash generated from operations in 2004 was deployed to reduce debt and pay dividends to the company in order to maintain an appropriate debt to equity ratio.

Return On Equity

(Dollars in millions)
AT DECEMBER 31:	2004	2003
Numerator:
Global Financing after tax income(A)*	$937	$766
Denominator:
Average Global Financing equity(B)**	$3,272	$3,436
Global Financing Return on Equity (A)/(B)	28.6%	22.3%

*
Calculated based upon an estimated tax rate principally based on Global Financing's geographic mix of earnings as IBM's provision for income taxes is determined on a consolidated basis.

**
Average of the ending equity for Global Financing for the last five quarters.

CRITICAL ACCOUNTING ESTIMATES

        As discussed in note a, "Significant Accounting Policies," on page 49, the application of GAAP involves the exercise of varying degrees of judgment. The following areas require more judgment relative to the others and relate to Global Financing. Also see "Critical Accounting Estimates" on page 32.

Financing Receivables Reserves

        Global Financing reviews its financing receivables portfolio at least quarterly in order to assess collectibility. A description of the methods used by management to estimate the amount of uncollectible receivables is included on page 54. Factors that could result in actual receivable losses that are materially different from the estimated reserve include sharp changes in the economy, or a large change in the health of a particular industry segment that represents a concentration in Global Financing's receivables portfolio.

        To the extent that actual collectibility differs from management's estimates by 5 percent, Global Financing net income would be higher or lower by an estimated $24 million (using 2004 data), depending upon whether the actual collectibility was better or worse, respectively, than the estimates.

Residual Value

        Residual value represents the estimated fair value of equipment under lease as of the end of the lease. Global Financing estimates the future fair value of residual values by using historical models, the current market for used equipment and forward-looking product information such as marketing plans and technological innovations. In addition, Global Financing estimates the fair value by analyzing current market conditions for leasing and sales of both new and used equipment. These estimates are periodically reviewed and any other than temporary declines in estimated future residual values are recognized upon identification. Anticipated increases in future residual value are not recognized until the equipment is remarketed. Factors that could cause actual results to materially differ from the estimates include severe changes in the used equipment market brought on by unforeseen changes in technology innovations and any resulting changes in the useful lives of used equipment.

        To the extent that actual residual value recovery is lower than management's estimates by 5 percent, Global Financing's net income would be lower by an estimated $16 million (using 2004 data). If the actual residual value recovery is higher than management's estimates, the increase in net income will be realized at the end of lease when the equipment is remarketed.

MARKET RISK

        See pages 33 and 34 for discussion of the company's overall market risk.

LOOKING FORWARD

        Given Global Financing's mission of supporting IBM's hardware, software and services businesses, originations for both customer and commercial finance businesses will be dependent upon the overall demand for IT hardware, software and services, as well as the customer participation rates.

        Interest rates and the overall economy (including currency fluctuations) will have an effect on both revenue and gross profit. The company's interest rate risk management policy, however, combined with the Global Financing funding strategy (see page 38), should mitigate gross margin erosion due to changes in interest rates. The company's policy of matching asset and liability positions in foreign currencies will limit the impacts of currency fluctuations.

        The economy could impact the credit quality of the Global Financing receivables portfolio and therefore the level of provision for bad debts. Global Financing will continue to apply rigorous credit policies in both the origination of new business and the evaluation of the existing portfolio.

        As discussed above, Global Financing has historically been able to manage residual value risk both through insight into the product cycles as well as through its remarketing business.

        Global Financing has policies in place to manage each of the key risks involved in financing. These policies, combined with product and customer knowledge, should allow for the prudent management of the business going forward, even during periods of uncertainty with respect to the economy.

Forward-Looking and Cautionary Statements

        Certain statements contained in this Annual Report may constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements involve a number of risks, uncertainties and other factors that could cause actual results to be materially different, as discussed more fully elsewhere in this Annual Report and in the company's filings with the SEC, including the company's 2004 Form 10-K filed on February 24, 2005.

CONSOLIDATED STATEMENT OF EARNINGS

International Business Machines Corporation and Subsidiary Companies

(Dollars in millions except per share amounts)
FOR THE YEAR ENDED DECEMBER 31:	Notes	2004	2003	2002
Revenue:
Global Services		$46,213	$42,635	$36,360
Hardware		31,154	28,239	27,456
Software		15,094	14,311	13,074
Global Financing		2,608	2,826	3,232
Enterprise Investments/Other		1,224	1,120	1,064

Total Revenue		96,293	89,131	81,186

Cost:
Global Services		34,637	31,903	26,812
Hardware		21,929	20,401	20,020
Software		1,919	1,927	2,043
Global Financing		1,045	1,248	1,416
Enterprise Investments/Other		731	634	611

Total Cost		60,261	56,113	50,902

Gross Profit		36,032	33,018	30,284

Expense and Other Income:
Selling, general and administrative	q	19,384	17,852	18,738
Research, development and engineering	r	5,673	5,077	4,750
Intellectual property and custom development income		(1,169)	(1,168)	(1,100)
Other (income) and expense		(23)	238	227
Interest expense	k & l	139	145	145

Total Expense and Other Income		24,004	22,144	22,760

Income from Continuing Operations Before Income Taxes		12,028	10,874	7,524
Provision for income taxes	p	3,580	3,261	2,190

Income from Continuing Operations		8,448	7,613	5,334
Discontinued Operations:
Loss from discontinued operations	c	18	30	1,755

Net Income		$8,430	$7,583	$3,579

CONSOLIDATED STATEMENT OF EARNINGS (Continued)

International Business Machines Corporation and Subsidiary Companies

(Dollars in millions except per share amounts)
FOR THE YEAR ENDED DECEMBER 31:	Notes	2004	2003	2002
Earnings/(Loss) per Share of Common Stock:
Assuming Dilution:
Continuing operations	t	$4.94	$4.34	$3.07
Discontinued operations	t	(0.01)	(0.02)	(1.01)

Total	t	$4.93	$4.32	$2.06

Basic:
Continuing operations	t	$5.04	$4.42	$3.13
Discontinued operations	t	(0.01)	(0.02)	(1.03)

Total	t	$5.03	$4.40	$2.10

Weighted-Average Number of Common Shares Outstanding:
Assuming dilution		1,708,872,279	1,756,090,689	1,730,941,054
Basic		1,674,959,086	1,721,588,628	1,703,244,345

The accompanying notes on pages 49 through 91 are an integral part of the financial statements.

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

International Business Machines Corporation and Subsidiary Companies

(Dollars in millions)
AT DECEMBER 31:	Notes	2004	2003*
Assets
Current assets:
Cash and cash equivalents		$10,053	$7,290
Marketable securities	d	517	357
Notes and accounts receivable—trade (net of allowances of $277 in 2004 and $352 in 2003)		10,522	10,026
Short-term financing receivables (net of allowances of $681 in 2004 and $733 in 2003)	f	15,801	17,583
Other accounts receivable (net of allowances of $13 in 2004 and $16 in 2003)		1,813	1,314
Inventories	e	3,316	2,942
Deferred taxes	p	2,229	2,542
Prepaid expenses and other current assets		2,719	2,608

Total current assets		46,970	44,662

Plant, rental machines and other property	g	36,385	36,153
Less: Accumulated depreciation	g	21,210	21,464

Plant, rental machines and other property—net	g	15,175	14,689

Long-term financing receivables	f	10,950	10,741
Prepaid pension assets	w	20,394	18,426
Investments and sundry assets	h	5,468	7,294
Goodwill	i	8,437	6,921
Intangible assets—net	i	1,789	1,724

Total Assets		$109,183	$104,457

*
Reclassified to conform with 2004 presentation.

(Dollars in millions)
AT DECEMBER 31:	Notes	2004	2003*
Liabilities and Stockholders' Equity
Current liabilities:
Taxes	p	$4,728	$5,475
Short-term debt	k & l	8,099	6,646
Accounts payable		9,444	8,460
Compensation and benefits		3,804	3,671
Deferred income		7,175	6,492
Other accrued expenses and liabilities		6,548	6,879

Total current liabilities		39,798	37,623

Long-term debt	k & l	14,828	16,986
Retirement and nonpension postretirement benefit obligations	w	15,883	14,251
Other liabilities	m	8,927	7,733

Total Liabilities		79,436	76,593

Contingencies and commitments	o
Stockholders' equity:	n
Common stock, par value $.20 per share and additional paid-in capital		18,355	16,269
Shares authorized: 4,687,500,000
Shares issued (2004—1,962,687,087; 2003—1,937,393,604)
Retained earnings		44,525	37,525
Treasury stock, at cost (shares: 2004—317,094,633; 2003—242,884,969)		(31,072)	(24,034)
Accumulated gains and (losses) not affecting retained earnings		(2,061)	(1,896)

Total Stockholders' Equity		29,747	27,864

Total Liabilities and Stockholders' Equity		$109,183	$104,457

*
Reclassified to conform with 2004 presentation.

The accompanying notes on pages 49 through 91 are an integral part of the financial statements

CONSOLIDATED STATEMENT OF CASH FLOWS

International Business Machines Corporation and Subsidiary Companies

(Dollars in millions)
FOR THE YEAR ENDED DECEMBER 31:	2004	2003*	2002*
Cash Flow from Operating Activities from Continuing Operations:
Income from continuing operations	$8,448	$7,613	$5,334
Adjustments to reconcile income from continuing operations to cash provided by operating activities:
Depreciation	3,959	3,961	3,691
Amortization of intangibles	956	955	802
Deferred income taxes	2,081	1,126	(67)
Net gain on assets sales and other	(420)	(275)	(343)
Other than temporary declines in securities and other investments	20	50	58
Noncash portion of special actions	—	—	1,350
Change in operating assets and liabilities, net of acquisitions/divestitures:
Receivables	2,613	2,024	4,125
Inventories	(291)	293	793
Pension assets	(1,284)	(1,409)	(4,227)
Other assets	(200)	(567)	(44)
Accounts payable	411	617	(55)
Pension liabilities	(584)	(286)	83
Other liabilities	(303)	467	2,288

Net Cash Provided by Operating Activities from Continuing Operations	15,406	14,569	13,788

Cash Flow from Investing Activities from Continuing Operations:
Payments for plant, rental machines and other property	(4,368)	(4,393)	(4,753)
Proceeds from disposition of plant, rental machines and other property	1,311	1,039	775
Investments in software	(688)	(581)	(597)
Purchases of marketable securities and other investments	(8,718)	(6,471)	(1,582)
Proceeds from disposition of marketable securities and other investments	8,830	7,023	1,185
Divestiture of businesses	25	97	1,233
Acquisition of businesses	(1,738)	(1,836)	(3,158)

Net Cash Used in Investing Activities from Continuing Operations	(5,346)	(5,122)	(6,897)

*
Reclassified to conform with 2004 presentation.

CONSOLIDATED STATEMENT OF CASH FLOWS

International Business Machines Corporation and Subsidiary Companies

(Dollars in millions)
FOR THE YEAR ENDED DECEMBER 31:	2004	2003*	2002*
Cash Flow from Financing Activities from Continuing Operations:
Proceeds from new debt	2,438	1,573	6,726
Short-term borrowings/(repayments) less than 90 days—net	1,073	777	(4,087)
Payments to settle debt	(4,538)	(5,831)	(5,812)
Common stock transactions—net	(5,418)	(3,232)	(3,087)
Cash dividends paid	(1,174)	(1,085)	(1,005)

Net Cash Used in Financing Activities from Continuing Operations	(7,619)	(7,798)	(7,265)

Effect of exchange rate changes on cash and cash equivalents	405	421	148
Net cash used in discontinued operations	(83)	(162)	(722)

Net change in cash and cash equivalents	2,763	1,908	(948)
Cash and cash equivalents at January 1	7,290	5,382	6,330

Cash and Cash Equivalents at December 31	$10,053	$7,290	$5,382

Supplemental Data:
Cash paid during the year:
Income taxes	$1,837	$1,707	$1,841
Interest	$705	$853	$831

Noncash Investing and Financing Activities:

In 2002, the noncash portion of the purchase price paid to PwCC is a significant noncash investing activity. This transaction is described on pages 59 and 60.

*
Reclassified to conform with 2004 presentation.

The accompanying notes on pages 49 through 91 are an integral part of the financial statements

CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY

International Business Machines Corporation and Subsidiary Companies

(Dollars in millions)	Common Stock and Additional Paid-in Capital	Retained Earnings	Treasury Stock	Accumulated Gains and (Losses) Not Affecting Retained Earnings	Total
2002
Stockholders' equity, January 1, 2002	$14,248	$30,142	$(20,114)	$(828)	$23,448
Net income plus gains and (losses) not affecting retained earnings:
Net income		3,579			$3,579

Gains and (losses) not affecting retained earnings (net of tax):
Net unrealized losses on SFAS No. 133 cash flow hedge derivatives during 2002 (net of tax benefit of $372)				(659)	(659)
Foreign currency translation adjustments (net of tax benefit of $197)				850	850
Minimum pension liability adjustment (net of tax benefit of $1,574)				(2,765)	(2,765)
Net unrealized losses on marketable securities (net of tax benefit of $8)				(16)	(16)

Total gains and (losses) not affecting retained earnings					(2,590)

Subtotal: Net income plus gains and (losses) not affecting retained earnings					$989

Cash dividends declared—common stock		(1,005)			(1,005)
Common stock issued under employee plans (7,255,995 shares)	440	4			444
Purchases (189,797 shares) and sales (12,873,502 shares) of treasury stock under employee plans—net		(475)	1,311		836
Other treasury shares purchased, not retired (48,481,100 shares)			(4,212)		(4,212)
Treasury shares issued to fund the U.S. pension fund (24,037,354 shares)		(576)	2,447		1,871
Shares issued/to be issued in the PwCC acquisition (3,677,213 shares issued)	43	(114)	355		284
Decrease in shares remaining to be issued in acquisition	(9)				(9)
Tax effect—stock transactions	136				136

Stockholders' equity, December 31, 2002	$14,858	$31,555	$(20,213)	$(3,418)	$22,782

The accompanying notes on pages 49 through 91 are an integral part of these financial statements.

CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY

International Business Machines Corporation and Subsidiary Companies

(Dollars in millions)	Common Stock and Additional Paid-in Capital	Retained Earnings	Treasury Stock	Accumulated Gains and (Losses) Not Affecting Retained Earnings	Total
2003
Stockholders' equity, January 1, 2003	$14,858	$31,555	$(20,213)	$(3,418)	$22,782
Net income plus gains and (losses) not affecting retained earnings:
Net income		7,583			$7,583

Gains and (losses) not affecting retained earnings (net of tax):
Net unrealized losses on SFAS No. 133 cash flow hedge derivatives during 2003 (net of tax benefit of $51)				(91)	(91)
Foreign currency translation adjustments (net of tax benefit of $125)				1,768	1,768
Minimum pension liability adjustment (net of tax benefit of $124)				(162)	(162)
Net unrealized gains on marketable securities (net of tax expense of $3)				7	7

Total gains and (losses) not affecting retained earnings					1,522

Subtotal: Net income plus gains and (losses) not affecting retained earnings					$9,105

Cash dividends declared—common stock		(1,085)			(1,085)
Common stock issued under employee plans (16,445,473 shares)	1,205	(282)			923
Purchases (291,921 shares) and sales (5,992,342 shares) of treasury stock under employee plans—net		(246)	582		336
Other treasury shares purchased, not retired (49,994,514 shares)			(4,403)		(4,403)
Shares to be issued in the PwCC acquisition	8				8
Decrease in shares remaining to be issued in acquisition	(4)				(4)
Tax effect—stock transactions	202				202

Stockholders' equity, December 31, 2003	$16,269	$37,525	$(24,034)	$(1,896)	$27,864

The accompanying notes on pages 49 through 91 are an integral part of these financial statements.

CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY

International Business Machines Corporation and Subsidiary Companies

(Dollars in millions)	Common Stock and Additional Paid-in Capital	Retained Earnings	Treasury Stock	Accumulated Gains and (Losses) Not Affecting Retained Earnings	Total
2004
Stockholders' equity, January 1, 2004	$16,269	$37,525	$(24,034)	$(1,896)	$27,864
Net income plus gains and (losses) not affecting retained earnings:
Net income		8,430			$8,430

Gains and (losses) not affecting retained earnings (net of tax):
Net unrealized losses on SFAS No.133 cash flow hedge derivatives during 2004 (net of tax benefit of $112)				(199)	(199)
Foreign currency translation adjustments (net of tax benefit of $93)				1,055	1,055
Minimum pension liability adjustment (net of tax benefit of $540)				(1,066)	(1,066)
Net unrealized gains on marketable securities (net of tax expense of $30)				45	45

Total gains and (losses) not affecting retained earnings					(165)

Subtotal: Net income plus gains and (losses) not affecting retained earnings					$8,265

Cash dividends declared—common stock		(1,174)			(1,174)
Common stock issued under employee plans (25,293,484 shares)	1,815	(129)			1,686
Purchases (422,338 shares) and sales (2,840,648 shares) of treasury stock under employee plans—net		(127)	237		110
Other treasury shares purchased, not retired (78,562,974 shares)			(7,275)		(7,275)
Decrease in shares remaining to be issued in acquisition	(6)				(6)
Tax effect—stock transactions	277				277

Stockholders' equity, December 31, 2004	$18,355	$44,525	$(31,072)	$(2,061)	$29,747

The accompanying notes on pages 49 through 91 are an integral part of the financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

International Business Machines Corporation and Subsidiary Companies

a.    Significant Accounting Policies

BASIS OF PRESENTATION

        On December 31, 2002, the International Business Machines Corporation (IBM and/or the company) sold its hard disk drive (HDD) business to Hitachi, Ltd. (Hitachi). See note c, "Acquisitions/Divestitures," on pages 60 and 61. The HDD business was part of the company's Systems and Technology Group reporting segment. The HDD business was accounted for as a discontinued operation under accounting principles generally accepted in the United States of America (GAAP) and therefore, the HDD results of operations and cash flows have been removed from the company's results of continuing operations and cash flows for all periods presented in this document. The financial results reported as discontinued operations include the external original equipment manufacturer (OEM) HDD business and charges related to HDDs used in the company's eServer and Storage products that were reported in the Systems and Technology Group segment. The discontinued operations results do not reflect HDD shipments to the company's internal customers.

PRINCIPLES OF CONSOLIDATION

        The Consolidated Financial Statements include the accounts of IBM and its controlled subsidiary companies, which in general are majority-owned. The accounts of variable interest entities (VIEs) as defined by the Financial Accounting Standards Board (FASB) Interpretation No. 46(R) (FIN 46(R)) (see note b, "Accounting Changes," on page 56), are included in the Consolidated Financial Statements, if applicable. Investments in business entities in which the company does not have control, but has the ability to exercise significant influence over operating and financial policies (generally 20-50 percent ownership), are accounted for using the equity method. The accounting policy for other investments in securities is described on page 54 within "Marketable Securities." Other investments are accounted for using the cost method.

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

REVENUE

        The company recognizes revenue when it is realized or realizable and earned. The company considers revenue realized or realizable and earned when it has persuasive evidence of an arrangement, delivery has occurred, the sales price is fixed or determinable, and collectibility is reasonably assured. Delivery does not occur until products have been shipped or services have been provided to the client, risk of loss has transferred to the client and client acceptance has been obtained, client acceptance provisions have lapsed, or the company has objective evidence that the criteria specified in the client acceptance provisions have been satisfied. The sales price is not considered to be fixed or determinable until all contingencies related to the sale have been resolved.

        The company reduces revenue for estimated client returns, stock rotation, price protection, rebates and other similar allowances. (See Schedule II, "Valuation and Qualifying Accounts and Reserves" included in the company's Annual Report on Form 10-K). Revenue is recognized only if these estimates can be reliably determined and if the client has economic substance apart from the company. The company bases its estimates on historical results taking into consideration the type of client, the type of transaction and the specifics of each arrangement. Payments made under cooperative marketing programs are recognized as an expense only if the company receives from the client an identifiable benefit sufficiently separable from the product sale whose fair value can be reasonably estimated. If the company does not receive an identifiable benefit sufficiently separable from the product sale whose fair value can be reasonably estimated, such payments are recorded as a reduction of revenue.

        In addition to the aforementioned general policies, the following are the specific revenue recognition policies for multiple-element arrangements and for each major category of revenue.

Multiple-Element Arrangements

        The company enters into multiple-element revenue arrangements, which may include any combination of services, software, hardware and/or financing. To the extent that a deliverable(s) in a multiple-element arrangement is subject to specific guidance (like software that is subject to the American Institute of Certified Public Accountants (AICPA) Statement of Position (SOP) No. 97-2, "Software Revenue Recognition"—see "Software" on pages 50 and 51) on whether and/or how to separate multiple-deliverable arrangements into separate units of accounting (separability) and how to allocate value among those separate units of accounting (allocation), that deliverable(s) is accounted for in accordance with such specific guidance. For all other deliverables in multiple-element arrangements, the guidance below is applied for separability and allocation. A multiple-element arrangement is separated into more than one unit of accounting if all of the following criteria are met:

  •
  The delivered item(s) has value to the client on a standalone basis.

  •
  There is objective and reliable evidence of the fair value of the undelivered item(s).

  •
  If the arrangement includes a general right of return relative to the delivered item(s), delivery or performance of the undelivered item(s) is considered probable and substantially in the control of the company.

        If these criteria are not met, revenue is deferred until the earlier of when such criteria are met or when the last undelivered element is delivered. If there is objective and reliable evidence of fair value for all units of accounting in an arrangement, the arrangement consideration is allocated to the separate units of accounting based on each unit's relative fair value. There may be cases, however, in which there is objective and reliable evidence of fair value of the undelivered item(s) but no such evidence for the delivered item(s). In those cases, the residual method is used to allocate the arrangement consideration. Under the residual method, the amount of consideration allocated to the delivered item(s) equals the total arrangement consideration less the aggregate fair value of the undelivered item(s). The revenue policies described below are then applied to each unit of accounting, as applicable.

Services

        The company's primary services offerings include information technology (IT) datacenter and business process transformation outsourcing, application management services, technology infrastructure and system maintenance, Web hosting, and the design and development of complex IT systems to a client's specifications (Design and Build). These services are provided on a time and material basis, as a fixed-price contract or as a fixed price per measure of output contract, and the contract terms generally range from less than one year to ten years.

        Revenue from IT datacenter and business process outsourcing contracts is generally recognized in the period the services are provided using either an objective measure of output or a straight-line basis over the term of the contract. Under the output method, the amount of revenue recognized is based on the services delivered in the period as stated in the contract.

        Revenue from application management services, technology infrastructure and system maintenance, and Web hosting contracts is typically recognized on a straight-line basis over the term of the contract. Revenue from time and material contracts is recognized at the contractual rates as labor hours are delivered and direct expenses are incurred. Revenue related to extended warranty and product maintenance contracts is deferred and recognized on a straight-line basis over the delivery period.

        Revenue from fixed-price Design and Build contracts is recognized in accordance with SOP No. 81-1, "Accounting for Performance of Construction-Type and Certain Production-Type Contracts," generally under the percentage-of-completion (POC) method. Under the POC method, revenue is recognized based on the costs incurred to date as a percentage of the total estimated costs to fulfill the contract. If circumstances arise that may change the original estimates of revenues, costs, or extent of progress toward completion, then revisions to the estimates are made. These revisions may result in increases or decreases in estimated revenues or costs, and such revisions are reflected in income in the period in which the circumstances that give rise to the revision become known by management.

        The company performs ongoing profitability analyses of its services contracts in order to determine whether the latest estimates—revenue, costs, profits—require updating. If, at any time, these estimates indicate that the contract will be unprofitable, the entire estimated loss for the remainder of the contract is recorded immediately.

        In some of the company's services contracts, the company bills the client prior to performing the services. Deferred income of $3.9 billion and $3.3 billion at December 31, 2004 and 2003, respectively, is included in the Consolidated Statement of Financial Position. In other services contracts, the company performs the services prior to billing the client. Unbilled accounts receivable of $1.9 billion and $1.8 billion at December 31, 2004 and 2003, respectively, are included in Notes and accounts receivable-trade in the Consolidated Statement of Financial Position. Billings usually occur in the month after the company performs the services or in accordance with specific contractual provisions. Unbilled receivables are expected to be billed and collected generally within four months, rarely exceeding nine months.

Hardware

        Revenue from hardware sales or sales-type leases is generally recognized when the product is shipped to the client and when there are no unfulfilled company obligations that affect the client's final acceptance of the arrangement. Any cost of warranties and remaining obligations that are inconsequential or perfunctory are accrued when the corresponding revenue is recognized. Revenue from rentals and operating leases is recognized on a straight-line basis over the term of the rental or lease.

Software

        Revenue from perpetual (one-time charge) licensed software is recognized at the inception of the license term. Revenue from term (monthly license charge) arrangements is recognized on a subscription basis over the period that the client is using the license. Revenue from maintenance, unspecified upgrades and technical support is recognized over the period such items are delivered. In multiple-element revenue arrangements that include software that is more than incidental to the products or services as a whole (software multiple-element arrangements), software and software-related elements are accounted for in accordance with the following policies. Software-related elements include software products and services as well as any non-software deliverable(s) for which a software deliverable is essential to its functionality.

        A software multiple-element arrangement is separated into more than one unit of accounting if all of the following criteria are met:

  •
  The functionality of the delivered element(s) is not dependent on the undelivered element(s).

  •
  There is vendor-specific objective evidence (VSOE) of fair value of the undelivered element(s).

  •
  Delivery of the delivered element(s) represents the culmination of the earnings process for that element(s).

        If these criteria are not met, the revenue is deferred until the earlier of when such criteria are met or when the last undelivered element is delivered. If there is VSOE for all units of accounting in an arrangement, the arrangement consideration is allocated to the separate units of accounting based on each unit's relative VSOE. There may be cases, however, in which there is VSOE of the undelivered item(s) but no such evidence for the delivered item(s). In these cases, the residual method is used to allocate the arrangement consideration. Under the residual method, the amount of consideration allocated to the delivered item(s) equals the total arrangement consideration less the aggregate VSOE of the undelivered elements.

Financing

        Finance income attributable to sales-type leases, direct financing leases and loans is recognized at level rates of return over the terms of the leases or loans. Operating lease income is recognized on a straight-line basis over the term of the lease.

SERVICES COST

        Recurring operating costs for outsourcing contracts, including costs related to bid and proposal activities, are expensed as incurred. Nonrecurring costs incurred in the initial phases of outsourcing contracts are deferred and subsequently amortized. These costs consist of transition and set-up costs related to the installation of systems and processes and are amortized on a straight-line basis over the expected period of benefit, not to exceed the term of the contract. Additionally, fixed assets associated with outsourcing contracts are capitalized and depreciated on a straight-line basis over the expected useful life of the asset. If an asset is contract-specific, then the depreciation period is the shorter of the useful life of the asset or the contract term. Amounts paid to clients in excess of the fair value of acquired assets used in outsourcing arrangements are deferred and amortized on a straight-line basis as a reduction of revenue over the expected period of benefit not to exceed the term of the contract. The company performs periodic reviews to assess the recoverability of deferred contract transition and set-up costs. This review is done by comparing the estimated minimum remaining undiscounted cash flows of a contract to the unamortized contract costs. If such minimum undiscounted cash flows are not sufficient to recover the unamortized costs, a loss is recognized for the excess of the unamortized costs over the minimum discounted cash flows.

        Deferred services transition and set-up costs were $628 million and $556 million at December 31, 2004 and December 31, 2003, respectively. The primary driver of the increase year to year was the continued growth of the company's Business Consulting Services (BCS) business. Deferred amounts paid to clients in excess of the fair value of acquired assets used in outsourcing arrangements and other contract origination loans provided to clients were $353 million and $304 million at December 31, 2004 and December 31, 2003, respectively. The primary driver of the increase year to year was the continued growth of the company's Strategic Outsourcing Services (SO) business.

        In situations in which an outsourcing contract is terminated, the terms of the contract may require the client to reimburse the company for the recovery of unamortized deferred costs to purchase specific assets utilized in the delivery of services, and to pay any additional costs incurred by the company to transition the services.

EXPENSE AND OTHER INCOME

Selling, General and Administrative

        Selling, general and administrative (SG&A) expense is charged to income as incurred. Expenses of promoting and selling products and services are classified as selling expense and include such items as advertising, sales commissions and travel. General and administrative expense includes such items as officers' salaries, office supplies, non-income taxes, insurance and office rental. In addition, general and administrative expense includes other operating items such as a provision for doubtful accounts, workforce accruals for contractually obligated payments to employees terminated in the ongoing course of business, amortization of certain intangible assets and environmental remediation costs. Certain special actions discussed in note s, "2002 Actions," on pages 73 through 76 are also included in SG&A.

Research, Development and Engineering

        Research, development and engineering (RD&E) costs are expensed as incurred.

Intellectual Property and Custom Development Income

        As part of the company's business model and as a result of the company's ongoing investment in research and development (R&D), the company licenses and sells the rights to certain of its intellectual property (IP) including internally developed patents, trade secrets and technological know-how. Certain transfers of IP to third parties are licensing/royalty-based and other transfers are transaction-based sales and other transfers. Licensing/royalty-based fees involve transfers in which the company earns the income over time, or the amount of income is not fixed or determinable until the licensee sells future related products (i.e., variable royalty, based upon licensee's revenue). Sales and other transfers typically include transfers of IP whereby the company has fulfilled its obligations and the fee received is fixed or determinable. The company also enters into cross-licensing arrangements of patents, and income from these arrangements is recorded only to the extent cash is received. Furthermore, the company earns income from certain custom development projects for strategic technology partners and specific clients. The company records the income from these projects when the fee is earned, is not refundable, and is not dependent upon the success of the project.

Other (Income) and Expense

        Other (income) and expense includes interest income (other than from the company's Global Financing external business transactions), gains and losses from securities and other investments, realized gains and losses from certain real estate activity, and foreign currency transaction gains and losses, and gains and losses from the sale of businesses. Certain special actions discussed in note s, "2002 Actions" on pages 73 through 76 are also included in Other (income) and expense.

DEPRECIATION AND AMORTIZATION

        Plant, rental machines and other property are carried at cost and depreciated over their estimated useful lives using the straight-line method. Asset retirement obligations (ARO) liabilities are legal obligations associated with the retirement of long-lived assets. These liabilities are initially recorded at fair value and the carrying amount of the related assets is increased by the same amount. These incremental carrying amounts are depreciated over the useful lives of the related assets.

        The estimated useful lives of depreciable properties generally are as follows: buildings, 50 years; building equipment, 20 years; land improvements, 20 years; plant, laboratory and office equipment, 2 to 15 years; and computer equipment, 1.5 to 5 years.

        Capitalized software costs incurred or acquired after technological feasibility has been established are amortized over periods up to three years. Capitalized costs for internal-use software are amortized on a straight-line basis over 2 years. (See "Software Costs" on page 55 for additional information.) Other intangible assets are amortized over periods up to 7 years.

RETIREMENT-RELATED BENEFITS

        See note w, "Retirement-Related Benefits," on pages 78 through 86 for the company's accounting policy for retirement-related benefits.

STOCK-BASED COMPENSATION

        The company applies Accounting Principles Board (APB) Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations in accounting for its stock-based compensation plans. Accordingly, the company records expense for grants of employee stock-based compensation awards equal to the excess of the market price of the underlying IBM shares at the date of grant over the exercise price of the stock-related award, if any (known as the intrinsic value). Generally, all employee stock options are issued with an exercise price equal to or greater than the market price of the underlying IBM shares at the grant date and therefore, no compensation expense is recorded. In addition, no compensation expense is recorded for purchases under the Employees Stock Purchase Plan (ESPP) in accordance with APB Opinion No. 25. This plan is described on page 78. The intrinsic value of restricted stock units and certain other stock-based compensation issued to employees as of the date of grant is amortized to compensation expense over the vesting period of the grant. To the extent awards contain performance criteria that could result in an employee receiving more or fewer (including zero) shares than the number of units granted, the unamortized compensation expense is remeasured during the performance period based upon the intrinsic value at the end of each reporting period.

        The following table summarizes the pro forma operating results of the company, had compensation expense for stock options granted and for employee stock purchases under the ESPP (see note v, "Stock-Based Compensation Plans" on pages 77 and 78), been determined in accordance with the fair value method prescribed by Statement of Financial Accounting Standards (SFAS) No. 123, "Accounting for Stock-Based Compensation."

(Dollars in millions except per share amounts)

FOR THE YEAR ENDED DECEMBER 31:	2004	2003	2002
Net income as reported	$8,430	$7,583	$3,579
Add: Stock-based employee compensation expense included in reported net income, net of related tax effects	129	76	112
Deduct: Total stock-based employee compensation expense determined under the fair value method for all awards, net of related tax effects	1,080	1,101	1,315

Pro forma net income	$7,479	$6,558	$2,376

Earnings per share of common stock:
Basic—as reported	$5.03	$4.40	$2.10
Basic—pro forma	$4.47	$3.81	$1.40
Assuming dilution—as reported	$4.93	$4.32	$2.06
Assuming dilution—pro forma	$4.38	$3.74	$1.39

        The pro forma amounts that are disclosed in accordance with SFAS No. 123 reflect the portion of the estimated fair value of awards that was earned for the years ended December 31, 2004, 2003 and 2002.

        The fair value of stock option grants is estimated using the Black-Scholes option-pricing model with the following assumptions:

FOR THE YEAR ENDED DECEMBER 31:	2004	2003	2002
Option term (years)*	5	5	5
Volatility**	37.8%	39.9%	40.4%
Risk-free interest rate (zero coupon U.S. treasury note)	3.5%	2.9%	2.8%
Dividend yield	0.8%	0.7%	0.7%
Weighted-average fair value per option granted	$34	$30	$28

*
The Option term is the number of years that the company estimates, based upon history, that options will be outstanding prior to exercise or forfeiture.

**
To determine volatility, the company measures the daily price changes of the stock over the option term.

        In December 2004, the FASB issued SFAS No. 123(R), "Share-based Payment," which will require companies to expense costs related to share-based awards in 2005. See note b, "Accounting Changes" on page 55 for further discussion.

INCOME TAXES

        Income tax expense is based on reported income before income taxes. Deferred income taxes reflect the effect of temporary differences between asset and liability amounts that are recognized for financial reporting purposes and the amounts that are recognized for income tax purposes. These deferred taxes are measured by applying currently enacted tax laws. Valuation allowances are recognized to reduce deferred tax assets to the amount that will more likely than not be realized. In assessing the likelihood of realization, management considers estimates of future taxable income.

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

DERIVATIVES

        All derivatives are recognized in the Consolidated Statement of Financial Position at fair value and are reported in Prepaid expenses and other current assets, Investments and sundry assets, Other accrued expenses and liabilities or Other liabilities. Classification of each derivative as current or non-current is based upon whether the maturity of the instrument is less than or greater than 12 months. To qualify for hedge accounting in accordance with SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended by SFAS No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities," and SFAS No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities," (SFAS No. 133), the company requires that the instruments be effective in reducing the risk exposure that they are designated to hedge. For instruments that hedge cash flows, hedge effectiveness criteria also require that it be probable that the underlying transaction will occur. Instruments that meet established accounting criteria are formally designated as hedges at the inception of the contract. These criteria demonstrate that the derivative is expected to be highly effective at offsetting changes in fair value or cash flows of the underlying exposure both at inception of the hedging relationship and on an ongoing basis. The assessment of hedge effectiveness and ineffectiveness is formally documented at hedge inception and reviewed at least quarterly throughout the designated hedge period.

        The company applies hedge accounting in accordance with SFAS No. 133, whereby the company designates each derivative as a hedge of: (1) the fair value of a recognized asset or liability or of an unrecognized firm commitment ("fair value" hedge); (2) the variability of anticipated cash flows of a forecasted transaction or the cash flows to be received or paid related to a recognized asset or liability ("cash flow" hedge); or (3) a hedge of a long-term investment ("net investment" hedge) in a foreign operation. From time to time, however, the company may enter into derivative arrangements that economically hedge certain of its risks, even though hedge accounting does not apply under SFAS No. 133 or the company elects not to apply hedge accounting under SFAS No. 133. In these cases, there generally exists a natural hedging relationship in which changes in the fair value of the derivative, which are recognized currently in net income, act as an economic offset to changes in the fair value of the underlying hedged item(s).

        Changes in the fair value of a derivative that is designated as a fair value hedge, along with offsetting changes in the fair value of the underlying hedged exposure, are recorded in earnings each period. For hedges of interest rate risk, the fair value adjustments are recorded as adjustments to Interest expense and Cost of Global Financing in the Consolidated Statement of Earnings. For hedges of currency risk associated with recorded assets or liabilities, derivative fair value adjustments generally are recognized in Other (income) and expense in the Consolidated Statement of Earnings. Changes in the fair value of a derivative that is designated as a cash flow hedge are recorded, net of applicable taxes, in the Accumulated gains and (losses) not affecting retained earnings, a component of Stockholders' equity. When net income is affected by the variability of the underlying cash flow, the applicable offsetting amount of the gain or loss from the derivative that is deferred in Stockholders' equity is released to net income and reported in Interest expense, Cost, SG&A expense or Other (income) and expense in the Consolidated Statement of Earnings based on the nature of the underlying cash flow hedged. Effectiveness for net investment hedging derivatives is measured on a spot-to-spot basis. The effective portions of changes in the fair value of net investment hedging derivatives and other non-derivative risk management instruments designated as net investment hedges are recorded as foreign currency translation adjustments, net of applicable taxes, in the Accumulated gains and (losses) not affecting retained earnings section of Stockholders' equity. Changes in the fair value of the portion of a net investment hedging derivative excluded from the effectiveness assessment are recorded in Interest expense.

        When the underlying hedged item ceases to exist, all changes in the fair value of the derivative are included in net income each period until the instrument matures. When the derivative transaction ceases to exist, a hedged asset or liability is no longer adjusted for changes in its fair value except as required under other relevant accounting standards. Derivatives that are not designated as hedges, as well as changes in the fair value of derivatives that do not effectively offset changes in the fair value of the underlying hedged item throughout the designated hedge period (collectively, "ineffectiveness"), are recorded in net income each period and generally are reported in Other (income) and expense.

        The company generally reports cash flows arising from the company's derivative financial instruments consistent with the classification of cash flows from the underlying hedged items that the derivatives are hedging. Accordingly, the majority of cash flows associated with the company's derivative programs are classified in Cash flows from operating activities in the Consolidated Statement of Cash Flows. For currency swaps designated as hedges of foreign currency denominated debt (included in the company's debt risk management program as addressed in note 1, "Derivatives and Hedging Transactions" on pages 65 to 67), cash flows directly associated with the settlement of the principal element of these swaps are reported in Payments to settle debt in the Cash flow from financing activities section of the Consolidated Statement of Cash Flows.

FINANCIAL INSTRUMENTS

        In determining fair value of its financial instruments, the company uses a variety of methods and assumptions that are based on market conditions and risks existing at each balance sheet date. For the majority of financial instruments, including most derivatives, long-term investments and long-term debt, standard market conventions and techniques such as discounted cash flow analysis, option-pricing models, replacement cost and termination cost are used to determine fair value. Dealer quotes are used for the remaining financial instruments. All methods of assessing fair value result in a general approximation of value, and such value may never actually be realized.

CASH EQUIVALENTS

        All highly liquid investments with maturities of three months or less at the date of purchase are carried at fair value and considered to be cash equivalents.

MARKETABLE SECURITIES

        Marketable securities included in Current assets represent securities with a maturity of less than one year. The company also has marketable securities, including non-equity method alliance investments, with a maturity of more than one year. These non-current investments are included in Investments and sundry assets. The company's marketable securities, including certain non-equity method alliance investments, are considered available for sale and are reported at fair value with changes in unrealized gains and losses, net of applicable taxes, recorded in Accumulated gains and (losses) not affecting retained earnings within Stockholders' equity. Realized gains and losses are calculated based on the specific identification method. Other-than-temporary declines in market value from original cost are charged to Other (income) and expense in the period in which the loss occurs. In determining whether an other-than-temporary decline in the market value has occurred, the company considers the duration that, and extent to which, market value is below original cost. Realized gains and losses also are included in Other (income) and expense in the Consolidated Statement of Earnings. All other investment securities not described above or in "Principles of Consolidation" on page 49, primarily non-publicly traded equity securities, are accounted for using the cost method.

INVENTORIES

        Raw materials, work in process and finished goods are stated at the lower of average cost or net realizable value.

ALLOWANCE FOR UNCOLLECTIBLE RECEIVABLES

Trade

        An allowance for uncollectible trade receivables is recorded based on a combination of write-off history, aging analysis, and any specific, known troubled accounts.

Financing

        Financing receivables include sales-type leases, direct financing leases, and loans. Below are the methodologies the company uses to calculate both its specific and its unallocated reserves, which are applied consistently to its different portfolios.

        Specific.    The company reviews all financing accounts receivable considered at risk on a quarterly basis. The review primarily consists of an analysis based upon current information available about the client, such as financial statements, news reports and published credit ratings, as well as the current economic environment, collateral net of repossession cost and prior history. For loans that are collateral dependent, impairment is measured using the fair value of the collateral when foreclosure is probable. Using this information, the company determines the expected cash flow for the receivable and calculates a recommended estimate of the potential loss and the probability of loss. For those accounts in which the loss is probable, the company records a specific reserve.

        Unallocated.    The company records an unallocated reserve that is calculated by applying a reserve rate to its different portfolios, excluding accounts that have been specifically reserved. This reserve rate is based upon credit rating, probability of default, term, asset characteristics, and loss history.

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

ESTIMATED RESIDUAL VALUES OF LEASE ASSETS

        The recorded residual values of the company's lease assets are estimated at the inception of the lease to be the expected fair value of the assets at the end of the lease term. The company periodically reassesses the realizable value of its lease residual values. Any anticipated increases in specific future residual values are not recognized before realization through remarketing efforts. Anticipated decreases in specific future residual values that are considered to be other than temporary are recognized immediately upon identification and are recorded as an adjustment to the residual value estimate. For sales-type and direct financing leases, this reduction lowers the recorded net investment and is recognized as a loss charged to finance income in the period in which the estimate is changed, as well as an adjustment to unearned income to reduce future period finance income.

SOFTWARE COSTS

        Costs that are related to the conceptual formulation and design of licensed programs are expensed as incurred to R&D expense. Also for licensed programs, the company capitalizes costs that are incurred to produce the finished product after technological feasibility has been established. Capitalized amounts are amortized using the straight-line method, which is applied over periods ranging up to three years. The company performs periodic reviews to ensure that unamortized program costs remain recoverable from future revenue. Costs to support or service licensed programs are charged to software cost as incurred.

        The company capitalizes certain costs that are incurred to purchase or to create and implement internal-use computer software, which includes software coding, installation, testing and certain data conversion. Capitalized costs are amortized on a straight-line basis over two years and are recorded in SG&A expense. See note i, "Intangible Assets including Goodwill" on page 63.

PRODUCT WARRANTIES

        The company offers warranties for its hardware products that range up to four years, with the majority being either one or three years. The company estimates its warranty costs based on historical warranty claim experience and applies this estimate to the revenue stream for products under warranty. Future costs for warranties applicable to revenue recognized in the current period are charged to cost of revenue. The warranty accrual is reviewed quarterly to verify that it properly reflects the remaining obligation based on the anticipated expenditures over the balance of the obligation period. Adjustments are made when actual warranty claim experience differs from estimates. See note o, "Contingencies and Commitments" on page 71.

COMMON STOCK

        Common stock refers to the $.20 par value capital stock as designated in the company's Certificate of Incorporation. Treasury stock is accounted for using the cost method. When treasury stock is reissued, the value is computed and recorded using a weighted-average basis.

EARNINGS PER SHARE OF COMMON STOCK

        Earnings per share of common stock-basic is computed by dividing Net income by the weighted-average number of common shares outstanding for the period. Earnings per share of common stock-assuming dilution reflects the maximum potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock and would then share in the net income of the company. See note t, "Earnings Per Share of Common Stock," on page 77 for additional information.

b.    Accounting Changes

NEW STANDARDS TO BE IMPLEMENTED

        In December 2004, the FASB issued SFAS No. 123 (Revised 2004), "Share-based Payment" that will require the company to expense costs related to share-based payment transactions with employees. With limited exceptions, SFAS No. 123(R) requires that the fair value of share-based payments to employees be expensed over the period service is received. SFAS No. 123(R) becomes mandatorily effective for the company on July 1, 2005. The company intends to adopt this standard using the modified retrospective method of transition. This method requires that issued financial statements be restated based on the amounts previously calculated and reported in the pro forma footnote disclosures required by SFAS No. 123.

        SFAS No. 123(R) allows the use of both closed form models (e.g., Black-Scholes Model) and open form models (e.g., lattice models) to measure the fair value of the share-based payment as long as that model is capable of incorporating all of the substantive characteristics unique to share-based awards. In accordance with the transition provisions of SFAS No. 123(R), the expense attributable to an award will be measured in accordance with the company's measurement model at that award's date of grant.

        The company believes the pro forma disclosures in note a, "Significant Accounting Policies," on page 52 under "Stock-Based Compensation" provide an appropriate short-term indicator of the level of expense that will be recognized in accordance with SFAS No. 123(R). However, the total expense recorded in future periods will depend on several variables, including the number of shared-based awards that vest and the fair value of those vested awards.

        In December 2004, the FASB issued SFAS No. 153, "Exchanges of Nonmonetary Assets, an amendment of APB Opinion No. 29" effective for nonmonetary asset exchanges occurring in the fiscal year beginning January 1, 2006. SFAS No. 153 requires that exchanges of productive assets be accounted for at fair value unless fair value cannot be reasonably determined or the transaction lacks commercial substance. SFAS No. 153 is not expected to have a material effect on the company's Consolidated Financial Statements.

        In November 2004, the FASB issued SFAS No. 151, "Inventory Costs, an amendment of ARB No. 43, Chapter 4." SFAS No. 151 requires certain abnormal expenditures to be recognized as expenses in the current period. It also requires that the amount of fixed production overhead allocated to inventory be based on the normal capacity of the production facilities. The standard is effective for the fiscal year beginning January 1, 2006. It is not expected that SFAS No. 151 will have a material effect on the company's Consolidated Financial Statements.

STANDARDS IMPLEMENTED

        As noted on page 30, the new U.S. tax law provides a deduction for income from qualified domestic production activities, which will be phased in from 2005 through 2010. Under the guidance in FASB Staff Position (FSP) No. FAS 109-1, "Application of FASB Statement No. 109, Accounting for Income Taxes, to the Tax Deduction on Qualified Production Activities Provided by the American Jobs Creation Act of 2004," issued in the fourth quarter of 2004, the deduction will be treated as a "special deduction" as described in SFAS No. 109. As such, the company has not adjusted its deferred tax assets and liabilities as of December 31, 2004 to reflect the impact of this special deduction. Rather, the impact of this deduction will be reported in the period for which the deduction is claimed on the company's U.S. federal income tax return.

        As discussed in note p, "Taxes" on pages 72 and 73, the new U.S. tax law enacted in October 2004 creates a temporary incentive for the company to repatriate earnings accumulated outside the U.S. FSP No. FAS 109-2, "Accounting and Disclosure Guidance for the Foreign Earnings Repatriation Provision within the American Jobs Creation Act of 2004," issued in the fourth quarter of 2004, provides that an enterprise is allowed time beyond the financial reporting period of enactment to evaluate the effect of the new tax law on its plan for applying SFAS No. 109. The company has not yet completed its evaluation of the possible effect of the new tax law on its plan for repatriation of foreign earnings for purposes of applying SFAS No. 109. Accordingly, as provided for in FSP FAS No. 109-2, the company has not adjusted its income tax expense or deferred tax liability as of December 31, 2004 to reflect the possible effect of the new repatriation provision. Income tax expense, if any, associated with any repatriation under the Act will be provided in the company's financial statements in the quarter in which the required management and board approvals have been completed.

        In December 2003, the FASB revised SFAS No. 132, "Employers' Disclosures about Pensions and other Postretirement Benefits, an amendment of FASB Statements No. 87, 88 and 106." SFAS No. 132(R) retained all of the disclosure requirements of SFAS No. 132, however, it also required additional annual disclosures describing types of plan assets, investment strategy, measurement date(s), expected employer contributions, plan obligations, and expected benefit payments of defined benefit pension plans and other defined benefit postretirement plans. In accordance with the transition provisions of SFAS No. 132(R), note w, "Retirement-Related Benefits," on pages 78 through 86 has been expanded to include the new disclosures required as of December 31, 2003.

        In January 2003, the FASB issued FASB Interpretation No. 46 (FIN 46), "Consolidation of Variable Interest Entities," and amended it by issuing FIN 46(R) in December 2003. FIN 46(R) addresses consolidation by business enterprises of VIEs that either: (1) do not have sufficient equity investment at risk to permit the entity to finance its activities without additional subordinated financial support, or (2) have equity investors that lack an essential characteristic of a controlling financial interest.

        As of December 31, 2003 and in accordance with the transition requirements of FIN 46(R), the company chose to apply the guidance of FIN 46 to all of its interests in special-purpose entities (SPEs) as defined within FIN 46(R) and all non-SPE VIEs that were created after January 31, 2003. Also in accordance with the transition provisions of FIN 46(R), the company adopted FIN 46(R) for all VIEs and SPEs as of March 31, 2004. These accounting pronouncements did not have a material impact on the company's Consolidated Financial Statements.

        In 2003, the Emerging Issues Task Force (EITF) reached a consensus on two revenue recognition issues relating to the accounting for multiple-element arrangements: Issue No. 00-21, "Accounting for Revenue Arrangements with Multiple Deliverables (EITF No. 00-21)" and Issue No. 03-05, "Applicability of AICPA SOP 97-2 to Non-Software Deliverables in an Arrangement Containing More Than Incidental Software (EITF No. 03-05)." The consensus opinion in EITF No. 03-05 clarifies the scope of both EITF No. 00-21 and SOP 97-2 and was reached on July 31, 2003. The transition provisions allowed either prospective application or a cumulative effect adjustment upon adoption. The company adopted the issues prospectively as of July 1, 2003. EITF No. 00-21 and 03-05 did not have a material impact on the company's Consolidated Financial Statements.

        In May 2003, the FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity." It establishes classification and measurement standards for three types of freestanding financial instruments that have characteristics of both liabilities and equity. Instruments within the scope of SFAS No. 150 must be classified as liabilities within the company's Consolidated Financial Statements and be reported at settlement date value. The provisions of SFAS No. 150 are effective for (1) instruments entered into or modified after May 31, 2003, and (2) pre-existing instruments as of July 1, 2003. In November 2003, through the issuance of FSP No. FAS 150-3, the FASB indefinitely deferred the effective date of certain provisions of SFAS No. 150, including mandatorily redeemable instruments as they relate to minority interests in consolidated finite-lived entities. The adoption of SFAS No. 150, as modified by FSP No. FAS 150-3, did not have a material effect on the Consolidated Financial Statements.

        In April 2003, the FASB issued SFAS No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities." SFAS No. 149 clarifies under what circumstances a contract with an initial net investment meets the characteristics of a derivative as discussed in SFAS No. 133. It also specifies when a derivative contains a financing component that requires special reporting in the Consolidated Statement of Cash Flows. SFAS No. 149 amends certain other existing pronouncements in order to improve consistency in reporting these types of transactions. The new guidance was effective for contracts entered into or modified after June 30, 2003, and for hedging relationships designated after June 30, 2003. SFAS No. 149 did not have a material effect on the company's Consolidated Financial Statements.

        In November 2002, the FASB issued Interpretation No. 45 (FIN 45), "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others," which addresses the disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under guarantees. FIN 45 also requires the recognition of a liability by a guarantor at the inception of certain guarantees that are entered into or modified after December 31, 2002. The company adopted the disclosure requirements of FIN 45 (see note a, "Significant Accounting Policies," on page 55 under "Product Warranties," and note o, "Contingencies and Commitments," on page 71) and applied the recognition and measurement provisions for all material guarantees entered into or modified in periods beginning January 1, 2003. The adoption of the recognition and measurement provisions of FIN 45 did not have a material impact on the company's Consolidated Financial Statements. The impact of FIN 45 on the company's future Consolidated Financial Statements will depend upon whether the company enters into or modifies any material guarantee arrangements.

        In July 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities." SFAS No. 146 supersedes EITF No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (Including Certain Costs Incurred in a Restructuring)," and requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred. Such liabilities should be recorded at fair value and updated for any changes in the fair value each period. The company adopted this statement effective January 1, 2003, and its adoption did not have a material effect on the Consolidated Financial Statements. Going forward, the impact of SFAS No. 146 on the company's Consolidated Financial Statements will depend upon the timing of and facts underlying any future exit or disposal activity.

        In April 2002, the FASB issued SFAS No. 145, "Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections," effective May 15, 2002. SFAS No. 145 eliminates the requirement that gains and losses from the extinguishment of debt be aggregated and classified as an extraordinary item, net of tax, and makes certain other technical corrections. SFAS No. 145 did not have a material effect on the company's Consolidated Financial Statements.

        On January 1, 2003, the company adopted SFAS No. 143, "Accounting for Asset Retirement Obligations," which was issued in June 2001. SFAS No. 143 provides accounting and reporting guidance for legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction or normal operation of a long-lived asset. SFAS No. 143 requires the recording of an asset and a liability equal to the present value of the estimated costs associated with the retirement of long-lived assets for which a legal or contractual obligation exists. The asset is required to be depreciated over the life of the related equipment or facility, and the liability is required to be accreted each year based on a present value interest rate. The adoption of the standard did not have a material effect on the company's Consolidated Financial Statements.

c.    Acquisitions/Divestitures

ACQUISITIONS

2004

        In 2004, the company completed 14 acquisitions at an aggregate cost of $2,111 million.

(Dollars in millions)

		Candle
	Amortization Life (in Years)	Original Amount Disclosed in Second Qtr. 2004	Purchase Adjustments*	Total Allocation	Maersk	Other Acquisitions
Current assets		$202	$(2)	$200	$319	$191
Fixed assets/non-current		82	(19)	63	123	176
Intangible assets:
Goodwill	NA	256	39	295	426	711
Completed technology	2-3	23	—	23	11	29
Client relationships	3-7	65	—	65	100	50
Other identifiable intangible assets	5	6	—	6	2	13

Total assets acquired		634	18	652	981	1,170

Current liabilities		(119)	(22)	(141)	(145)	(198)
Non-current liabilities		(80)	—	(80)	(44)	(84)

Total liabilities assumed		(199)	(22)	(221)	(189)	(282)

Total purchase price		$435	$(4)	$431	$792	$888

*
Adjustments primarily relate to acquisition costs, deferred taxes and other accruals.

        Candle Corporation.    On June 7, 2004, the company acquired 100 percent of the outstanding common shares of Candle Corporation (Candle) for cash consideration of $431 million. Candle provides services to develop, deploy and manage enterprise infrastructure. The acquisition will allow the company to provide its clients with an enhanced set of software solutions for managing an on demand environment and complements the company's existing middleware solutions. Candle was integrated into the Software segment upon acquisition and its results of operations from that date are included in the company's Consolidated Financial Statements. The purchase price allocation resulted in goodwill of $295 million, which has been assigned to the Software segment. The primary items that generated goodwill are the value of the synergies between Candle and the company and the acquired assembled workforce, neither of which qualifies as an amortizable intangible asset. None of the goodwill is deductible for tax purposes. The overall weighted-average life of the identified amortizable intangible assets acquired in the purchase of Candle is 5.9 years. These identified intangible assets will be amortized on a straight-line basis over their useful lives.

        Maersk Data/DMdata.    On December 1, 2004, the company purchased 100 percent of the outstanding common stock of Maersk Data and 45 percent of the outstanding common stock of DMdata for $792 million. No equity consideration was issued as part of the purchase price. Maersk Data owned the remaining 55 percent of DMdata's outstanding common stock. Maersk Data and DMdata are located in Denmark. Maersk Data is a provider of IT solutions and offers consultancy, application development, operation and support to companies and organizations. DMdata is a provider of IT operations and its core business areas include the operation of centralized and decentralized IT systems, network establishment and operation as well as print and security solutions for clients in a number of different industries. These acquisitions significantly increase the company's Business Performance Transformation Services (BPTS) capabilities in serving clients in the transportation and logistics industry globally, while also enhancing its capabilities in areas such as financial services, public sector, healthcare and the food and agriculture industries. Both Maersk Data and DMdata were integrated into the Global Services segment upon acquisition and their results of operations from that date are included in the company's Consolidated Financial Statements. The purchase price allocation resulted in goodwill of $426 million, which has been assigned to the Global Services segment. The primary items that generated goodwill are the value of the synergies between Maersk Data/DMdata and the company and the acquired assembled workforce, neither of which qualify as an amortizable intangible asset. None of the goodwill is deductible for tax purposes. The overall weighted-average life of the identified amortizable intangible assets acquired in the purchase is 4.7 years. These identified intangible assets will be amortized on a straight-line basis over their useful lives.

        Other Acquisitions.    The company acquired twelve other companies that are shown as other acquisitions in the table below. Seven of the acquisitions were for services-related companies, which were integrated into the Global Services segment and five were for software companies, which were integrated into the Software segment. The results of operations of the acquired businesses were included in the company's Consolidated Financial Statements from their respective dates of acquisition. The purchase price allocations resulted in aggregate goodwill of $711 million, of which $329 million was assigned to the Software segment and $382 million was assigned to the Services segment. These assignments were based upon an analysis of the segments expected to benefit from the acquisitions. The primary items that generated goodwill are the synergies between the acquired businesses and the company and the premiums paid by the company for the right to control the businesses acquired. None of the goodwill is deductible for tax purposes. The overall weighted-average life of the intangible assets purchased is 4.8 years.

2003

        In 2003, the company completed nine acquisitions at an aggregate cost of $2,536 million.

(Dollars in millions)
		Rational
	Amortization Life (in Years)	Original Amount Disclosed in First Qtr. 2003	Purchase Adjustments*	Total Allocation	Other Acquisitions
Current assets		$1,179	$51	$1,230	$19
Fixed assets/non-current		83	28	111	2
Intangible assets:
Goodwill	NA	1,365	40	1,405	335
Completed technology	3	229	—	229	12
Client relationships	7	180	—	180	1
Other identifiable intangible assets	2-5	32	—	32	21
In-process R&D		9	—	9	—

Total assets acquired		3,077	119	3,196	390

Current liabilities		(347)	(81)	(428)	(28)
Non-current liabilities		(638)	33	(605)	11

Total liabilities assumed		(985)	(48)	(1,033)	(17)

Total purchase price		$2,092	$71	$2,163	$373

*
Adjustments primarily relate to acquisition costs, deferred taxes and other accruals.

        Rational Software Corporation (Rational).    The largest acquisition in 2003 was that of Rational. The company purchased the outstanding stock of Rational for $2,095 million in cash. In addition, the company issued replacement stock options with an estimated fair value of $68 million to Rational employees. Rational provides open, industry-standard tools and best practices and services for developing business applications and building software products and systems. The Rational acquisition provides the company with the ability to offer a complete development environment for clients. The transaction was completed on February 21, 2003, from which time the results of this acquisition were included in the company's Consolidated Financial Statements. The company merged Rational's business operations and employees into the company's Software segment as a new division and brand.

        The primary items that generated the goodwill are the value of the synergies between Rational and the company and the acquired assembled workforce, neither of which qualify as an amortizable intangible asset. None of the goodwill is deductible for tax purposes. The overall weighted-average life of the identified intangible assets acquired in the purchase of Rational that are subject to amortization is 4.7 years. With the exception of goodwill, these identified intangible assets will be amortized on a straight-line basis over their useful lives. Goodwill of $1,405 million has been assigned to the Software segment.

        As indicated above, $2,095 million of the gross purchase price was paid in cash. However, as part of the transaction, the company assumed cash and cash equivalents held in Rational of $1,053 million, resulting in a net cash payment of $1,042 million. In addition, the company assumed $500 million in outstanding convertible debt. The convertible debt was subsequently called on March 26, 2003.

        Other Acquisitions.    The company paid substantially all cash for the other acquisitions in the table on page 58. Five of the acquisitions were for software companies, two related to Strategic Outsourcing and Business Consulting Services companies and one was a hardware business. The primary items that generated goodwill are the synergies between the acquired businesses and the company, and the premium paid by the company for the right to control the businesses acquired. The company assigned approximately $74 million of the goodwill to the Software segment: $203 million of goodwill to the Global Services segment; and $58 million of goodwill to the Personal Systems Group segment. These assignments were based upon an analysis of the segments that are expected to benefit from the acquisitions. Substantially all of the goodwill is not deductible for tax purposes. The overall weighted-average life of the intangible assets purchased is 4.3 years. The results of operations of the acquired businesses were included in the company's Consolidated Financial Statements from the respective dates of acquisition.

2002

        In 2002, the company completed 12 acquisitions at an aggregate cost of $3,958 million. In addition, the company paid an additional $414 million in 2003 resulting from purchase price adjustments.

(Dollars in millions)
		PwCC
	Amortization Life (in Years)	Original Amount Disclosed in 2002 Annual Report	Purchase Adjustments*	Total Allocation	Other Acquisitions
Current assets		$1,197	$(228)	$969	$264
Fixed assets/non-current		199	(35)	164	102
Intangible assets:
Goodwill	N/A	2,461	694	3,155	364
Completed technology	3	—	—	—	66
Strategic alliances	5	103	—	103	—
Non-contractual client relationships	4-7	131	—	131	—
Client contracts/backlog	3-5	82	—	82	6
Other identifiable intangible assets	3-5	95	—	95	10
In-process R&D		—	—	—	4

Total assets acquired		4,268	431	4,699	816

Current liabilities		(560)	(26)	(586)	(208)
Non-current liabilities		(234)	9	(225)	(124)

Total liabilities assumed		(794)	(17)	(811)	(332)

Total purchase price		$3,474	$414	$3,888	$484

*
Adjustments relate to the amount paid by the company to PricewaterhouseCoopers as a result of the review discussed below as well as other purchase accounting adjustments primarily related to accounts receivable, prepaid assets and other accruals.

        PricewaterhouseCoopers' Global Business Consulting and Technology Services Unit (PwCC).    On October 1, 2002, the company purchased PwCC for $3,888 million. The acquisition of PwCC provides the company with new expertise in business strategy, industry-based consulting, process integration and application management. The company paid $3,474 million of the cost related to the acquisition of PwCC in 2002. The balance was paid in 2003. The purchase price allocation disclosed in the company's 2002 Annual Report, which was based on the initial $3,474 million paid, included an estimated amount of net tangible assets to be transferred of approximately $422 million. The recorded amount of net tangible assets transferred to the company from PricewaterhouseCoopers (PwC) on October 1, 2002, was approximately $454 million higher than the estimate. The amount of recorded net tangible assets transferred was subject to a review process between both parties under the terms of the agreement. As a result of the review process and other adjustments, the company paid an additional amount to PwC of $397 million in July 2003. Substantially all of the payment was accounted for as incremental goodwill due to the fact that the net tangible assets recorded by the company as of October 1, 2002, included the incremental amount. The difference between the $397 million payment in July and the total purchase price adjustment in the table above is due to transaction costs incurred by the company.

        The company paid $3,266 million of the purchase price in cash, $294 million primarily in the form of restricted shares of IBM common stock and $328 million in notes convertible into restricted shares of IBM common stock.

        In connection with the acquisition, the company incurred approximately $196 million of pre-tax, one-time compensation costs for certain PwCC partners and employees. This amount relates to restricted shares and the compensation element of the convertible notes issued as part of the purchase consideration and was recorded in the fourth quarter of 2002. The portion of this amount recorded as part of SG&A in the Consolidated Statement of Earnings as compensation expense for the convertible notes equals the difference between the fair value and the face value of the notes.

        As a result of its acquisition of PwCC, the company recorded a liability of approximately $601 million in the fourth quarter of 2002 to rebalance its workforce and to vacate excess leased space. All employees affected by this action were notified as of December 31, 2002. The portion of the liability relating to the company's people and space was approximately $318 million, substantially all of which was recorded as part of SG&A in the Consolidated Statement of Earnings. The portion of the liability relating to acquired PwCC workforce and leased space was approximately $283 million and was included as part of the liabilities assumed for purchase accounting and is included in the table on page 59. Also see page 76 for additional information on these initiatives.

        Almost half of the goodwill was estimated to be generated by the value of the acquired assembled workforce. The acquired assembled workforce is treated as goodwill under SFAS No. 141, "Business Combinations." The remaining items that generated goodwill are synergies between PwCC and the company created by the combination, and the premium paid by the company for the right to control PwCC. The goodwill has been assigned to the Global Services segment. The company estimates that approximately two-thirds of the goodwill is deductible for tax purposes. The overall weighted-average life of amortizable intangible assets purchased from PwC is 4.8 years. The results of operations of PwCC were included in the company's Consolidated Financial Statements as of October 1, 2002.

        Other Acquisitions.    The company paid cash for the other acquisitions. Six of the acquisitions were for software companies, including Crossworlds Software, Inc., and Access360. The other five acquisitions were Strategic Outsourcing and Business Consulting Services companies. The primary items that generated goodwill are the synergies between the acquired businesses and the company, and the premium paid by the company for the right to control the businesses acquired. Approximately $300 million of the goodwill has been assigned to the Software segment and the balance to the Global Services segment. The goodwill is not deductible for tax purposes. The overall weighted-average life of the intangible assets purchased is 3.4 years. The results of operations of the acquired businesses were included in the company's Consolidated Financial Statements from the respective dates of acquisition.

Overall

        The company's acquisitions were accounted for as purchase transactions, and accordingly, the assets and liabilities of the acquired entities were recorded at their estimated fair values at the dates of acquisition. The company determines fair value through third-party appraisals and assumptions provided by management.

        The acquired tangible net assets comprise primarily cash, accounts receivable, land, buildings and leasehold improvements. The acquired identifiable intangible assets comprise primarily completed technology, trademarks, client lists, employee agreements and leasehold interests. The identifiable intangible assets are amortized on a straight-line basis, generally not to exceed seven years. Goodwill from acquisitions that were consummated prior to July 1, 2001, was amortized over five years. The company adopted SFAS No. 142, "Goodwill and Other Intangible Assets," on January 1, 2002, and ceased amortizing goodwill as of that date. The results of operations of all acquired businesses were included in the company's Consolidated Financial Statements from the respective dates of acquisition.

DIVESTITURES

2004

        On December 7, 2004, the company signed an agreement to sell its Personal Computing Division (a division of the Personal Systems Group segment) to Lenovo Group Limited, a publicly traded company in China. Lenovo Group will acquire substantially all the assets and assume certain liabilities of the Personal Computing Division. Under the terms of the agreement, IBM will receive consideration at closing in the form of cash and equity in Lenovo Group. IBM, as part of the agreement, retained the right and will be given a preference to provide maintenance, warranty and financing services to Lenovo Group. In addition, IBM will provide certain agreed to transition services to Lenovo Group. This transaction is expected to close in the second quarter of 2005.

2002

        On December 31, 2002, the company sold its HDD business to Hitachi. The total gross proceeds of the sale were $2 billion (excluding purchase price adjustments), of which $1,414 million was received by the company at closing. According to the terms of the agreement, the remaining proceeds were to be received one and three years after closing. The remaining proceeds are fixed and are not dependent or variable based upon the sold business' earnings or performance. The company transferred approximately $244 million of cash as part of the HDD business, resulting in a net cash inflow in 2002 related to the HDD transaction of $1,170 million. The company received approximately $156 million from Hitachi on December 31, 2003 for the payment due one year after closing and paid approximately $59 million to Hitachi for certain contractual items resulting in a net cash inflow in 2003 of $97 million.

        The company entered into an arm's-length five-year supply agreement with Hitachi, effective January 1, 2003, designed to provide the company with a majority of its ongoing internal disk drive requirements for the company's Server, Storage and Personal Systems products.

        The loss on disposal recorded in 2002 was approximately $382 million, net of tax, and was recorded in Loss from discontinued operations in the Consolidated Statement of Earnings.

        See note a, "Significant Accounting Policies," on page 49 for the "Basis of Presentation" for the discontinued operations.

        In the second and fourth quarters of 2002, the company announced certain asset and workforce reduction actions, and excess leased space charges related to its discontinued HDD business. The company recorded a charge of approximately $508 million, net of tax, in discontinued operations associated with these announced actions.

        Summarized selected financial information for the discontinued operations is as follows:

(Dollars in millions)
FOR THE YEAR ENDED AT DECEMBER 31:	2004	2003	2002*
Revenue	$—	$—	$1,946

Loss before income taxes	$29	$29	$2,037
Income tax (benefit)/expense	(11)	1	(282)

Loss from discontinued operations	$18	$30	$1,755

*
At closing, the company incurred a significant U.S. tax charge of approximately $248 million related to the repatriation of divestiture proceeds from certain countries with low tax rates. This amount was included in the Income tax (benefit)/expense line item of discontinued operations.

d.    Financial Instruments (excluding derivatives)

FAIR VALUE OF FINANCIAL INSTRUMENTS

        Cash and cash equivalents, marketable securities, notes and other accounts receivable, and other investments are financial assets with carrying values that approximate fair value. Accounts payable, other accrued expenses and liabilities, short-term and long-term debt are financial liabilities with carrying values that approximate fair value.

MARKETABLE SECURITIES*

        The following table summarizes the company's marketable securities, all of which are considered available for sale, and alliance investments.

(Dollars in millions)
	Fair Value
AT DECEMBER 31:
	2004	2003
Marketable securities—current:
Time deposits and other obligations	$517	$357

Marketable securities—non-current:**
Time deposits and other obligations	$36	$36
Non-U.S.government securities and other fixed-term obligations	22	23

Total	$58	$59

Non-equity method alliance investments**	$309	$234

*
Gross unrealized gains (before taxes) on marketable securities and alliance investments were $85 million and $11 million at December 31, 2004 and 2003, respectively. Gross unrealized losses (before taxes) on marketable securities and alliance investments were $1 million and $2 million at December 31, 2004 and 2003, respectively. See note n, "Stockholders' Equity Activity," on page 69 for net change in unrealized gains and losses on marketable securities and certain other information regarding unrealized losses.

**
Included within Investments and sundry assets in the Consolidated Statement of Financial Position. See note h, "Investments and Sundry Assets," on page 62.

e.    Inventories

(Dollars in millions)
AT DECEMBER 31:	2004	2003
Finished goods	$1,179	$992
Work in process and raw materials	2,137	1,950

Total	$3,316	$2,942

f.    Financing Receivables

(Dollars in millions)
AT DECEMBER 31:	2004	2003
Short-term:
Net investment in sales-type leases	$5,074	$5,940
Commercial financing receivables	5,571	5,653
Customer loans receivable	4,485	5,235
Installment payment receivables	641	657
Other non-Global Financing related	30	98

Total	$15,801	$17,583

Long-term:
Net investment in sales-type leases	$6,049	$6,010
Commercial financing receivables	139	197
Customer loans receivable	4,491	4,300
Installment payment receivables	271	217
Other non-Global Financing related	—	17

Total	$10,950	$10,741

        Net investment in sales-type leases is for leases that relate principally to the company's equipment and are generally for terms ranging from two to five years. Net investment in sales-type leases includes unguaranteed residual values of $836 million and $845 million at December 31, 2004 and 2003, respectively, and is reflected net of unearned income of $1,077 million and $1,227 million and of allowance for uncollectible accounts of $269 million and $337 million at those dates, respectively. Scheduled maturities of minimum lease payments outstanding at December 31, 2004, expressed as a percentage of the total, are approximately as follows: 2005, 48 percent; 2006, 28 percent; 2007, 16 percent; 2008, 6 percent; and 2009 and beyond, 2 percent.

        Customer loans receivable are provided by Global Financing to the company's clients to finance the purchase of the company's software and services. Global Financing is one of many sources of funding from which clients can choose. Separate contractual relationships on these financing arrangements are generally for terms ranging from two to five years requiring straight-line payments over the term. Each financing contract is priced independently at competitive market rates. The company has a history of enforcing the terms of these separate financing agreements.

g.    Plant, Rental Machines and Other Property

(Dollars in millions)
AT DECEMBER 31:	2004	2003*
Land and land improvements	$840	$865
Buildings and building improvements	9,100	9,261
Plant, laboratory and office equipment	22,701	22,317

	32,641	32,443
Less: Accumulated depreciation	18,973	19,190

	13,668	13,253

Rental machines	3,744	3,710
Less: Accumulated depreciation	2,237	2,274

	1,507	1,436

Total	$15,175	$14,689

*
Reclassified to conform with 2004 presentation.

h.    Investments and Sundry Assets

(Dollars in millions)
AT DECEMBER 31:	2004	2003*
Deferred taxes	$3,024	$4,288
Alliance investments:
Equity method	550	560
Cost method	309	234
Deferred transition and set-up costs**	357	227
Other deferred arrangements**	215	161
Long-term deposits	209	143
Marketable securities—non-current	58	59
Derivatives—non-current+	48	695
Receivable from Hitachi++	—	358
Other assets	698	569

Total	$5,468	$7,294

*
Reclassified to conform with 2004 presentation.

**
Deferred transition and set-up costs and other deferred arrangements are related to Global Services client arrangements. Also see note a, "Significant Accounting Policies" on page 51 for additional information.

+
See note l, "Derivatives and Hedging Transactions" on pages 65 to 67 for the fair value of all derivatives reported in the Consolidated Statement of Financial Position.

++
At December 31, 2004, this balance was transferred to Other accounts receivable as amount is collectible in 2005. Also, see note c, "Acquisitions/Divestitures" on pages 60 and 61 for additional information.

i.    Intangible Assets Including Goodwill

        The following schedule details the company's intangible asset balances by major asset class:

(Dollars in millions)
	At December 31, 2004
Intangible Asset Class	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Capitalized software	$1,565	$(680)	$885
Client-related	861	(335)	526
Completed technology	364	(206)	158
Strategic alliances	104	(47)	57
Patents/trademarks	33	(11)	22
Other**	247	(106)	141

Total	$3,174	$(1,385)	$1,789

(Dollars in millions)
	At December 31, 2003
Intangible Asset Class	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Capitalized software*	$1,616	$(802)	$814
Client-related	704	(254)	450
Completed technology	448	(228)	220
Strategic alliances	118	(38)	80
Patents/trademarks	98	(66)	32
Other**	165	(37)	128

Total	$3,149	$(1,425)	$1,724

*
Reclassified to conform with 2004 presentation. In prior years, capitalized software was recorded in Investments and sundry assets.

**
Other intangibles are primarily acquired proprietary and nonproprietary business processes, methodologies and systems, and impacts from currency translation.

        The company amortizes the cost of intangible assets over their estimated useful lives unless such lives are deemed indefinite. Amortizable intangible assets are tested for impairment based on undiscounted cash flows and, if impaired, written down to fair value based on either discounted cash flows or appraised values. Intangible assets with indefinite lives are tested annually for impairment and written down to fair value as required. No impairment of intangible assets has been identified during any of the periods presented.

        The net carrying amount of intangible assets increased by $65 million for the year ended December 31, 2004, primarily due to increased investments in Software.

        Total amortization was $956 million, $955 million and $802 million for the years ended December 31, 2004, 2003 and 2002, respectively. The aggregate amortization expense for acquired intangibles (excluding capitalized software) was $370 million, $349 million and $181 million for the years ended December 31, 2004, 2003 and 2002, respectively.

        The future amortization expense for each of the five succeeding years relating to all intangible assets that are currently recorded in the Consolidated Statement of Financial Position is estimated to be the following at December 31, 2004:

(Dollars in millions)
2005	$875
2006	494
2007	200
2008	93
2009	72

GOODWILL

        The changes in the carrying amount of goodwill, by reporting segment, for the year ended December 31, 2004, are as follows:

Segment	Balance Jan. 1, 2004	Goodwill Additions	Purchase Price Adjustments	Divestitures	Foreign Currency Translation and Other Adjustments	Balance Dec. 31, 2004
(Dollars in millions)
Global Services	$4,184	$808	$(41)	$(2)	$222	$5,171
Systems and Technology Group	161	—	—	—	8	169
Personal Systems Group	71	—	—	—	5	76
Software	2,505	585	(75)	—	6	3,021
Global Financing	—	—	—	—	—	—
Enterprise Investments	—	—	—	—	—	—

Total	$6,921	$1,393	$(116)	$(2)	$241	$8,437

        Goodwill is tested annually for impairment using a fair value approach, at the "reporting unit" level. A reporting unit is the operating segment, or a business which is one level below that operating segment (the "component" level) if discrete financial information is prepared and regularly reviewed by management at the component level. No impairment of goodwill has been identified during any of the periods presented.

j.    Sale and Securitization of Receivables

        The company periodically sells receivables through the securitization of loans, leases and trade receivables. The company retains servicing rights in the securitized receivables for which it receives a servicing fee. Any gain or loss incurred as a result of such sales is recognized in the period in which the sale occurs.

        During 2004, the company renewed its trade receivables securitization facility that allows for the ongoing sale of up to $500 million of trade receivables. At the time of renewal, the facility was changed from an uncommitted to a committed facility. This facility was originally put in place in 2001 primarily to provide backup liquidity and can be accessed on three days' notice. The company did not have any amounts outstanding under the trade receivables securitization facility in 2004 or 2003. In addition, the company has a securitization program to sell loans receivable from state and local government clients. This program was established in 1990 and has been used from time to time since then. No receivables were sold under either of these programs in 2004 or 2003.

        At December 31, 2004, there were no state and local receivables securitized and under the company's management. At December 31, 2003, $21 million was securitized and under the company's management. Servicing assets net of servicing liabilities were insignificant.

        The company utilizes certain of its financing receivables as collateral for nonrecourse borrowings. Financing receivables pledged as collateral for borrowings were $249 million and $153 million at December 31, 2004 and 2003, respectively. These borrowings are included in note k, "Borrowings," below.

k.    Borrowings

SHORT-TERM DEBT

(Dollars in millions)
AT DECEMBER 31:	2004	2003
Commercial paper	$3,151	$2,349
Short-term loans	1,340	1,124
Long-term debt—current maturities	3,608	3,173

Total	$8,099	$6,646

        The weighted-average interest rates for commercial paper at December 31, 2004 and 2003, were 2.2 percent and 1.0 percent, respectively. The weighted-average interest rates for short-term loans were 1.5 percent and 2.5 percent at December 31, 2004 and 2003, respectively.

LONG-TERM DEBT

Pre-Swap Activity

(Dollars in millions)	Maturities	2004	2003
U.S. Dollars:
Debentures:
5.875%	2032	$600	$600
6.22%	2027	469	500
6.5%	2028	313	319
7.0%	2025	600	600
7.0%	2045	150	150
7.125%	2096	850	850
7.5%	2013	532	550
8.375%	2019	750	750
3.43% convertible notes*	2007	278	309
Notes: 5.9% average	2006 - 2013	2,724	3,034
Medium-term note program: 4.5% average	2005 - 2018	3,627	4,690
Other: 3.0% average**	2005 - 2010	1,555	508

		12,448	12,860
Other currencies (average interest rate at December 31, 2004, in parentheses):
Euros (5.0%)	2005 - 2009	1,095	1,174
Japanese yen (1.2%)	2005 - 2015	3,435	4,363
Canadian dollars (7.8%)	2005 - 2011	9	201
Swiss francs (1.5%)	2008	220	—
Other (5.5%)	2005 - 2014	513	770

		17,720	19,368
Less: Net unamortized discount		49	15
Add: SFAS No. 133 fair value adjustment+		765	806

		18,436	20,159
Less: Current maturities		3,608	3,173

Total		$14,828	$16,986

*
On October 1, 2002, as part of the purchase price consideration for the PwCC acquisition, as addressed in note c, "Acquisitions/Divestitures," on pages 59 and 60, the company issued convertible notes bearing interest at a stated rate of 3.43 percent with a face value of approximately $328 million to certain of the acquired PwCC partners. The notes are convertible into 4,764,543 shares of IBM common stock at the option of the holders at any time after the first anniversary of their issuance based on a fixed conversion price of $68.81 per share of the company's common stock. As of December 31, 2004, a total of 720,034 shares had been issued under this provision.

**
Includes $249 million and $153 million of debt collateralized by financing receivables at December 31, 2004 and 2003, respectively. See note j, "Sale and Securitization of Receivables" above for further details.

+
In accordance with the requirements of SFAS No. 133, the portion of the company's fixed rate debt obligations that is hedged is reflected in the Consolidated Statement of Financial Position as an amount equal to the sum of the debt's carrying value plus an SFAS No.133 fair value adjustment representing changes recorded in the fair value of the hedged debt obligations attributable to movements in market interest rates and applicable foreign currency exchange rates.

        Annual contractual maturities on long-term debt outstanding, including capital lease obligations, at December 31, 2004, are as follows:

(Dollars in millions)
2005	$3,221
2006	3,104
2007	1,300
2008	499
2009	2,116
2010 and beyond	7,480

INTEREST ON DEBT

(Dollars in millions)
FOR THE YEAR ENDED DECEMBER 31:	2004	2003	2002
Cost of Global Financing	$428	$503	$633
Interest expense	139	145	145
Interest expense—discontinued operations	—	—	2
Interest capitalized	4	15	35

Total interest paid and accrued	$571	$663	$815

        Refer to the related discussion on page 89 in note x, "Segment Information," for total interest expense of the Global Financing segment. See note l, "Derivatives and Hedging Transactions," on pages 65 to 67 for a discussion of the use of currency and interest rate swaps in the company's debt risk management program.

LINES OF CREDIT

        On May 27, 2004, the company completed the renegotiation of a new $10 billion 5-year Credit Agreement with JP Morgan Chase Bank, as Administrative Agent, and Citibank, N.A., as Syndication Agent, replacing credit agreements of $8 billion (5-year) and $2 billion (364 day). The total expense recorded by the company related to these facilities was $8.9 million, $7.8 million and $9.1 million for the years ended December 31, 2004, 2003, and 2002, respectively. The new facility is irrevocable unless the company is in breach of covenants, including interest coverage ratios, or if it commits an event of default, such as failing to pay any amount due under this agreement. The company believes that circumstances that might give rise to a breach of these covenants or an event of default, as specified in these agreements, are remote. The company's other lines of credit, most of which are uncommitted, totaled $9,041 million and $8,202 million at December 31, 2004 and 2003, respectively. Interest rates and other terms of borrowing under these lines of credit vary from country to country, depending on local market conditions.

(Dollars in millions)
AT DECEMBER 31:	2004	2003
Unused lines:
From the committed global credit facility	$9,804	$9,907
From other committed and uncommitted lines	6,477	5,976

Total unused lines of credit	$16,281	$15,883

l.    Derivatives and Hedging Transactions

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

DEBT RISK MANAGEMENT

        The company issues debt in the global capital markets, principally to fund its financing lease and loan portfolio. Access to cost-effective financing can result in interest rate and/or currency mismatches with the underlying assets. To manage these mismatches and to reduce overall interest cost, the company primarily uses interest-rate and currency instruments, principally swaps, to convert specific fixed-rate debt issuances into variable-rate debt (i.e., fair value hedges) and to convert specific variable-rate debt and anticipated commercial paper issuances to fixed rate (i.e., cash flow hedges). The resulting cost of funds is lower than that which would have been available if debt with matching characteristics was issued directly. At December 31, 2004, the weighted-average remaining maturity of all swaps in the debt risk management program was approximately three years.

LONG-TERM INVESTMENTS IN FOREIGN SUBSIDIARIES (NET INVESTMENT)

        A significant portion of the company's foreign currency denominated debt portfolio is designated as a hedge of net investment to reduce the volatility in stockholders' equity caused by changes in foreign currency exchange rates in the functional currency of major foreign subsidiaries with respect to the U.S. dollar. The company also uses currency swaps and foreign exchange forward contracts for this risk management purpose. The currency effects of these hedges (approximately $156 million in 2004 and approximately $200 million in 2003, net of tax) are reflected as a loss in the Accumulated gains and (losses) not affecting retained earnings section of the Consolidated Statement of Stockholders' Equity, thereby offsetting a portion of the translation adjustment of the applicable foreign subsidiaries' net assets.

ANTICIPATED ROYALTIES AND COST TRANSACTIONS

        The company's operations generate significant nonfunctional currency, third-party vendor payments and intercompany payments for royalties, and goods and services among the company's non-U.S. subsidiaries and with the parent company. In anticipation of these foreign currency cash flows and in view of the volatility of the currency markets, the company selectively employs foreign exchange forward and option contracts to manage its currency risk. In general, these hedges have maturities of one year or less, but from time to time extend beyond one year commensurate with the underlying hedged anticipated cash flow. At December 31, 2004, the weighted-average remaining maturity of these derivative instruments was approximately one year.

SUBSIDIARY CASH AND FOREIGN CURRENCY ASSET/LIABILITY MANAGEMENT

        The company uses its Global Treasury Centers to manage the cash of its subsidiaries. These centers principally use currency swaps to convert cash flows in a cost-effective manner. In addition, the company uses foreign exchange forward contracts to hedge, on a net basis, the foreign currency exposure of a portion of the company's nonfunctional currency assets and liabilities. The terms of these forward and swap contracts are generally less than one year. The changes in fair value from these contracts and from the underlying hedged exposures are generally offsetting and are recorded in Other (income) and expense in the Consolidated Statement of Earnings.

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

        The company is exposed to a potential loss if a client fails to pay amounts due the company under contractual terms ("credit risk"). The company has established policies and procedures for mitigating credit risk on principal transactions, including reviewing and establishing limits for credit exposure, maintaining collateral, and continually assessing the creditworthiness of counterparties. Master agreements with counterparties include master netting arrangements as further mitigation of credit exposure to counterparties. These arrangements permit the company to net amounts due from the company to a counterparty with amounts due to the company from a counterparty reducing the maximum loss from credit risk in the event of counterparty default. Also, in 2003, the company began utilizing credit default swaps to economically hedge certain credit exposures. These derivatives have terms of two years. The swaps are not designated as accounting hedges and are recorded at fair value with gains and losses reported in SG&A expense in the Consolidated Statement of Earnings.

        The following table and the table on page 67 summarize the net fair value of the company's derivative and other risk management instruments at December 31, 2004 and 2003 (included in the Consolidated Statement of Financial Position).

RISK MANAGEMENT PROGRAM

(Dollars in millions)	Hedge Designation
AT DECEMBER 31, 2004	Fair Value		Cash Flow		Net Investment		Non-Hedge/ Other
Derivatives—net asset/(liability):
Debt risk management	$221		$(53)		$—		$(14)
Long-term investments in foreign subsidiaries (net investments)	—		—		(58)		—
Anticipated royalties and cost transactions	—		(939)		—		—
Subsidiary cash and foreign currency asset/liability management	—		—		—		(19)
Equity risk management	—		—		—		(7)

Total derivatives	221	(a)	(992	)(b)	(58	)(c)	(40	)(d)
Debt:
Long-term investments in foreign subsidiaries (net investments)	—		—		(2,490	)(e)	—

Total	$221		$(992)		$(2,548)		$(40)

(a)
Comprises assets of $440 million and liabilities of $219 million.

(b)
Comprises assets of $12 million and liabilities of $1,004 million.

(c)
Comprises liabilities of $58 million.

(d)
Comprises assets of $60 million and liabilities of $100 million.

(e)
Represents fair value of foreign denominated debt issuances formally designated as a hedge of net investment.

(Dollars in millions)
	Hedge Designation
AT DECEMBER 31, 2003	Fair Value		Cash Flow		Net Investment		Non-Hedge/ Other
Derivatives—net asset/(liability):
Debt risk management	$297		$(23)		$—		$(10)
Long-term investments in foreign subsidiaries (net investments)	—		—		(27)		—
Anticipated royalties and cost transactions	—		(643)		—		—
Subsidiary cash and foreign currency asset/liability management	—		—		—		(31)
Equity risk management	—		—		—		39
Other derivatives	—		—		—		8

Total derivatives	297	(a)	(666	)(b)	(27	)(c)	6 (d)
Debt:
Long-term investments in foreign subsidiaries (net investments)	—		—		(2,470	)(e)	—

Total	$297		$(666)		$(2,497)		$6

(a)
Comprises assets of $1,083 million and liabilities of $786 million.

(b)
Comprises liabilities of $666 million.

(c)
Comprises liabilities of $27 million.

(d)
Comprises assets of $73 million and liabilities of $67 million.

(e)
Represents fair value of foreign denominated debt issuances formally designated as a hedge of net investment.

ACCUMULATED DERIVATIVE GAINS OR LOSSES

        As illustrated above, the company makes extensive use of cash flow hedges, principally in the Anticipated royalties and cost transactions risk management program. In connection with the company's cash flow hedges, it has recorded approximately $653 million of net losses in Accumulated gains and (losses) not affecting retained earnings as of December 31, 2004, net of tax, of which approximately $492 million is expected to be reclassified to net income within the next year, providing an offsetting economic impact against the underlying anticipated cash flows hedged.

        The following table summarizes activity in the Accumulated gains and (losses) not affecting retained earnings section of the Consolidated Statement of Stockholders' Equity related to all derivatives classified as cash flow hedges held by the company during the periods January 1, 2001 (the date of the company's adoption of SFAS No. 133) through December 31, 2004:

(Dollars in millions, net of tax)	Debit/(Credit)
December 31, 2001	$(296)

Net losses reclassified into earnings from equity during 2002	(5)
Changes in fair value of derivatives in 2002	664

December 31, 2002	$363

Net losses reclassified into earnings from equity during 2003	(713)
Changes in fair value of derivatives in 2003	804

December 31, 2003	$454

Net losses reclassified into earnings from equity during 2004	(463)
Changes in fair value of derivatives in 2004	662

December 31, 2004	$653

        For the years ending December 31, 2004 and 2003, respectively, there were no significant gains or losses on derivative transactions or portions thereof that were either ineffective as hedges, excluded from the assessment of hedge effectiveness, or associated with an underlying exposure that did not or was not expected to occur; nor are there any anticipated in the normal course of business.

m.    Other Liabilities

(Dollars in millions)
AT DECEMBER 31:	2004	2003*
Deferred taxes	$1,879	$1,834
Deferred income	2,222	1,842
Executive compensation accruals	1,163	1,036
Restructuring actions	787	871
Postemployment/preretirement liability	562	579
Derivatives liabilities	434	117
Non-current warranty accruals	415	277
Disability benefits	357	349
Environmental accruals	218	214
Other	890	614

Total	$8,927	$7,733

*
Reclassified to conform with 2004 presentation.

        In response to changing business needs, periodically the company takes certain workforce rebalancing actions to improve productivity and competitive position. The non-current contractually obligated future payments associated with these ongoing activities are reflected in the postemployment/preretirement liability caption in the table above.

        In addition, the company executed certain actions prior to 1994, and in 1999 and 2002. The reconciliation of the December 31, 2003 to 2004 balances of the current and non-current liabilities for restructuring actions is presented in the table below. The current liabilities presented in the table are included in Other accrued expenses and liabilities in the Consolidated Statement of Financial Position.

(Dollars in millions)
	Balance at Dec. 31, 2003	Payments	Other Adjustments*	Balance at Dec. 31, 2004
Current:
Workforce	$222	$211	$128	$139
Space	129	111	68	86
Other	39	32	2	9

Total	$390	$354	$198	$234

Non-current:
Workforce	$587	$—	$(44)	$543
Space	282	—	(38)	244
Other	2	—	(2)	—

Total	$871	$—	$(84)	$787

*
The other adjustments column in the table above includes the reclassification of non-current to current and foreign currency translation adjustments. In addition, during the year ended December 31, 2004, net adjustments to increase previously recorded liabilities for changes in the estimated cost of employee terminations and vacant space for the 2002 actions ($42 million), offset by reductions in previously recorded liabilities for the HDD-related restructuring in 2002 ($1 million) and actions prior to 1999 ($28 million) were recorded. Of the $13 million of net adjustments recorded during the year ended December 31, 2004 in the Consolidated Statement of Earnings, $14 million (net) was predominantly included in Other (income) and expense offset by a $1 million credit included in Discontinued Operations (for the HDD-related restructuring actions). Additionally, adjustments of $8 million were recorded to Goodwill during the year ended December 31, 2004 for changes to estimated vacant space and workforce reserves.

        The workforce accruals primarily relate to the company's Global Services business. The remaining liability relates to terminated employees who are no longer working for the company, but who were granted annual payments to supplement their incomes in certain countries. Depending on the individual country's legal requirements, these required payments will continue until the former employee begins receiving pension benefits or dies. Included in the December 31, 2004 workforce accruals above is $62 million associated with the HDD-related restructuring discussed in note c, "Acquisitions/Divestitures," on pages 60 and 61.

        The space accruals are for ongoing obligations to pay rent for vacant space that could not be sublet or space that was sublet at rates lower than the committed lease arrangement. The length of these obligations varies by lease with the longest extending through 2016.

        Other accruals are primarily the remaining liabilities (other than workforce or space) associated with the 2002 second quarter actions described in note s, "2002 Actions," on pages 73 through 76. In addition, there are $7 million of remaining liabilities at December 31, 2004 associated with the HDD-related restructuring discussed in note c, "Acquisitions/ Divestitures," on pages 60 and 61.

        The company employs extensive internal environmental protection programs that primarily are preventive in nature. The company also participates in environmental assessments and cleanups at a number of locations, including operating facilities, previously owned facilities and Superfund sites.

        The cost of internal environmental protection programs that are preventative in nature are expensed as incurred. When a cleanup program becomes likely, and it's probable that the company will incur cleanup costs and those costs can be reasonably estimated, the company accrues remediation costs for known environmental liabilities. In addition, estimated environmental costs that are associated with AROs (for example, the required removal and restoration of chemical storage facilities and monitoring) are also accrued when it is probable that the costs will be incurred and the costs are reasonably estimable. The accounting for AROs is further discussed in note a, "Significant Accounting Policies," and in "Depreciation and Amortization" on page 52. Our maximum exposure for all environmental liabilities cannot be estimated and no amounts have been recorded for environmental liabilities that are not probable or estimable.

        Estimated environmental costs are not expected to materially affect the consolidated financial position or consolidated results of the company's operations in future periods. However, estimates of future costs are subject to change due to protracted cleanup periods and changing environmental remediation regulations.

        The European Commission (EC) has issued a directive that requires member states of the European Union (EU) to meet certain targets for collection, re-use and recovery of waste electrical and electronic equipment. In February 2003, the EU published the Waste Electrical and Electronic Equipment directive, or WEEE (Directive 2002/96/EC, which was amended in December 2003 by Directive 2003/108/EC). The WEEE directive, regulates the collection, reuse and recycling of waste from many electrical and electronic products. The WEEE directive must be implemented by August 13, 2005. Under the WEEE directive, equipment producers are required to finance the collection, recovery and disposal of electronic scrap. The company is continuing to evaluate the impact of adopting this guidance. As most member states have yet to issue their implementation requirements, it is not possible to determine the full amount of accruals necessary to comply with the directive. Another directive, the Restrictions of Hazardous Substances (RoHS) directive (2002/95/EC) bans the use of certain hazardous materials in electric and electrical equipment, which are put on the market in member states of the EU after July 1, 2006. As most member states have yet to issue their implementation requirements, the company is continuing the evaluate the full impact of adopting this guidance.

        The total amounts accrued for environmental liabilities, including amounts classified as current in the Consolidated Statement of Financial Position, that do not reflect actual or anticipated insurance recoveries, were $246 million and $243 million at December 31, 2004 and 2003, respectively.

n.    Stockholders' Equity Activity

        In the fourth quarter of 2002, in connection with the PwCC acquisition, the company issued 3,677,213 shares of restricted stock valued at approximately $254 million and recorded an additional $30 million for stock to be issued in future periods as part of the purchase price consideration paid to the PwCC partners. See note c, "Acquisitions/Divestitures," on pages 59 and 60, for further information regarding this acquisition and related payments made by the company. Additionally, in the fourth quarter of 2002, in conjunction with the funding of the company's U.S. pension plan, the company issued an additional 24,037,354 shares of common stock from treasury shares valued at $1,871 million.

STOCK REPURCHASES

        From time to time, the Board of Directors authorizes the company to repurchase IBM common stock. The company repurchased 78,562,974 common shares at a cost of $7,275 million, 49,994,514 common shares at a cost of $4,403 million and 48,481,100 common shares at a cost of $4,212 million in 2004, 2003 and 2002, respectively. The company issued 2,840,648 treasury shares in 2004, issued 2,120,293 treasury shares in 2003 and 979,246 treasury shares in 2002, as a result of exercises of stock options by employees of certain recently acquired businesses and by non-U.S. employees. At December 31, 2004, $3,686 million of Board-authorized repurchases remained. The company plans to purchase shares on the open market or in private transactions from time to time, depending on market conditions. In connection with the issuance of stock as part of the company's stock compensation plans, 422,338 common shares at a cost of $38 million, 291,921 common shares at a cost of $24 million and 189,797 common shares at a cost of $18 million in 2004, 2003 and 2002, respectively, were remitted by employees to the company in order to satisfy minimum statutory tax withholding requirements. Such amounts are included in the Treasury stock balance in the Consolidated Statement of Financial Position and the Consolidated Statement of Stockholders' Equity.

ACCUMULATED GAINS AND (LOSSES) NOT AFFECTING RETAINED EARNINGS*

(Dollars in millions)
	Net Unrealized Losses on Cash Flow Hedge Derivatives	Foreign Currency Translation Adjustments	Minimum Pension Liability Adjustment	Net Unrealized (Losses)/Gain on Marketable Securities	Accumulated Gains/(Losses) Not Affecting Retained Earnings
December 31, 2002	$(363)	$238	$(3,291)	$(2)	$(3,418)
Change for period	(91)	1,768	(162)	7	1,522

December 31, 2003	(454)	2,006	(3,453)	5	(1,896)
Change for period	(199)	1,055	(1,066)	45	(165)

December 31, 2004	$(653)	$3,061	$(4,519)	$50	$(2,061)

*
Net of tax.

NET CHANGE IN UNREALIZED GAINS/(LOSSES) ON MARKETABLE SECURITIES (NET OF TAX)

(Dollars in millions)
AT DECEMBER 31:	2004	2003
Net unrealized gains arising during the period	$52	$4
Less: net gains/(losses) included in net income for the period	7	(3	)*

Net change in unrealized gains on marketable securities	$45	$7

*
Includes writedowns of $0.1 million and $7 million in 2004 and 2003, respectively.

        The following table shows the company's investments' gross unrealized losses and fair value, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position, at December 31, 2004.

(Dollars in millions)
	Less than 12 Months		12 Months or More		Total
Description of Securities	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
U.S. Treasury obligations and direct obligations of U.S. government agencies	$—	$—	$—	$—	$—	$—
Foreign government bonds	—	—	22	—	22	—
Corporate bonds	—	—	—	—	—	—

Subtotal, debt securities	—	—	22	—	22	—

Common stock	3	1	—	—	3	1

Total temporarily impaired securities	$3	$1	$22	$—	$25	$1

o.    Contingencies and Commitments

CONTINGENCIES

        The company is involved in a variety of claims, suits, investigations and proceedings that arise from time to time in the ordinary course of its business, including actions with respect to contracts, IP, product liability, employment, securities, and environmental matters. The following is a discussion of some of the more significant legal matters involving the company.

        On July 31, 2003, the U.S. District Court for the Southern District of Illinois, in Cooper et al. vs. The IBM Personal Pension Plan and IBM Corporation, held that the company's pension plan violated the age discrimination provisions of the Employee Retirement Income Security Act of 1974 (ERISA). On September 29, 2004, the company announced that IBM and plaintiffs agreed in principle to resolve certain claims in the litigation. Under the terms of the agreement, plaintiffs will receive an incremental pension benefit in exchange for the settlement of some claims, and a stipulated remedy on remaining claims if plaintiffs prevail on appeal. Under the terms of the settlement, the judge will issue no further rulings on remedies. This settlement, together with a previous settlement of a claim referred to as the partial plan termination claim resulted in the company taking a one-time charge of $320 million in the third quarter of 2004.

        This agreement ends the litigation on all claims except the two claims associated with IBM's cash balance formula. The company will appeal the rulings on these claims. The company continues to believe that its pension plan formulas are fair and legal. The company has reached this agreement in the interest of the business and the company shareholders, and to allow for a review of its cash balance formula by the Court of Appeals. The company continues to believe it is likely to be successful on appeal.

        The agreement stipulates that if the company is not successful on appeal of the two remaining claims, the agreed remedy will be increased by up to $1.4 billion—$780 million for the claim that the company's cash balance formula is age discriminatory, and $620 million for the claim that the method used to establish opening account balances during the 1999 conversion discriminated on the basis of age (referred to as the "always cash balance" claim). The maximum additional liability the company could face in this case if it is not successful on appeal is therefore capped at $1.4 billion.

        In the coming months, class members will receive formal notice of the settlement and the judge will hold a fairness hearing. Once the settlement is approved, IBM will appeal the liability rulings for the cash balance claims. As a result, the entire process could take up to two years before reaching final conclusion.

        The company is the defendant in an action brought by Compuware in the District Court for the Eastern District of Michigan in 2002, asserting causes of action for copyright infringement, trade secret misappropriation, Sherman Act violations, tortious interference with contracts and unfair competition under various state statutes. The company asserted counterclaims for copyright infringement and patent infringement in the Michigan action. The court ruled that the company's patent claims against Compuware will be addressed in a separate trial, which has not yet been scheduled, and granted Compuware's motion to dismiss the company's copyright infringement claims on summary judgment. The court granted in part and denied in part the company's motion for summary judgment dismissing Compuware's antitrust claims. Trial began during the week of February 14, 2005. The company has also asserted patent infringement claims against Compuware in a separate action that the company brought in the District Court for the Southern District of New York in January 2004.

        The company is a defendant in an action filed on March 6, 2003 in state court in Salt Lake City, Utah by The SCO Group. The company removed the case to Federal Court in Utah. Plaintiff is successor in interest to some of AT&T's Unix IP rights, and alleges copyright infringement, unfair competition, interference with contract and breach of contract with regard to the company's distribution of AIX and contribution of unspecified code to Linux. The company has asserted counterclaims, including breach of contract, violation of the Lanham Act, unfair competition, intentional torts, unfair and deceptive trade practices, breach of the General Public License that governs open source distributions, patent infringement, promissory estoppel and copyright infringement. Trial was scheduled for November 1, 2005 but the scheduling order has been suspended and is under revision.

        On June 2, 2003 the company announced that it received notice of a formal, nonpublic investigation by the Securities and Exchange Commission (SEC). The SEC is seeking information relating to revenue recognition in 2000 and 2001 primarily concerning certain types of client transactions. The company believes that the investigation arises from a separate investigation by the SEC of Dollar General Corporation, a client of the company's Retail Stores Solutions unit, which markets and sells point-of-sale products.

        On January 8, 2004, the company announced that it received a "Wells Notice" from the staff of the SEC in connection with the staff's investigation of Dollar General Corporation, which as noted above, is a client of the company's Retail Stores Solutions unit. It is the company's understanding that an employee in the company's Sales & Distribution unit also received a Wells Notice from the SEC in connection with this matter. The Wells Notice notifies the company that the SEC staff is considering recommending that the SEC bring a civil action against the company for possible violations of the U.S. securities laws relating to Dollar General's accounting for a specific transaction, by participating in and aiding and abetting Dollar General's misstatement of its 2000 results. In that transaction, the company paid Dollar General $11 million for certain used equipment as part of a sale of IBM replacement equipment in Dollar General's 2000 fourth fiscal quarter. Under the SEC's procedures, the company responded to the SEC staff regarding whether any action should be brought against the company by the SEC. The separate SEC investigation noted above, relating to the recognition of revenue by the company in 2000 and 2001 primarily concerning certain types of client transactions, is not the subject of this Wells Notice.

        In January 2004, the Seoul District Prosecutors Office in South Korea announced it had brought criminal bid rigging charges against several companies, including IBM Korea and LG IBM (a joint venture between IBM Korea and LG Electronics) and had also charged employees of some of those entities with, among other things, bribery of certain officials of government-controlled entities in Korea, and bid rigging. IBM Korea and LG IBM cooperated fully with authorities in these matters. A number of individuals, including former IBM Korea and LG IBM employees, were subsequently found guilty and sentenced. IBM Korea and LG IBM were also required to pay fines. IBM Korea has been debarred from doing business directly with certain government controlled entities in Korea. The orders, imposed at different times, cover a period of no more than a year from the date of issuance. The orders do not prohibit IBM Korea from selling products and services to business partners who sell to government controlled entities in Korea. In addition, the U.S. Department of Justice and the SEC have both contacted the company in connection with this matter.

        The company is party to, or otherwise involved in, proceedings brought by U.S. federal or state environmental agencies under the Comprehensive Environmental Response, Compensation and Liability Act ("CERCLA"), known as "Superfund," or laws similar to CERCLA. Such statutes require potentially responsible parties to participate in remediation activities regardless of fault or ownership of sites. The company is also conducting environmental investigations or remediations at or in the vicinity of several current or former operating sites pursuant to permits, administrative orders or agreements with state environmental agencies, and is involved in lawsuits and claims concerning certain current or former operating sites.

        In accordance with SFAS No. 5, "Accounting for Contingencies," the company records a provision with respect to a claim, suit, investigation or proceeding when it is probable that a liability has been incurred and the amount of the loss can reasonably be estimated. Any provisions are reviewed at least quarterly and are adjusted to reflect the impact and status of settlements, rulings, advice of counsel and other information pertinent to a particular matter. Under SFAS No. 5, provisions for litigation-related expenses increased $125 million in 2004 versus 2003. Any other recorded liabilities for the above items, including any changes to such liabilities for the twelve months ended December 31, 2004, were not material to the Consolidated Financial Statements. Based on its experience, the company believes that the damage amounts claimed in the matters referred to above are not a meaningful indicator of the potential liability. Litigation is inherently uncertain and it is not possible to predict the ultimate outcome of the matters previously discussed. While the company will continue to defend itself vigorously in all such matters, it is possible that the company's business, financial condition, results of operations, or cash flows could be affected in any particular period by the resolution of one or more of these matters. Whether any losses, damages or remedies finally determined in any such claim, suit, investigation or proceeding could reasonably have a material effect on the company's business, financial condition, results of operations, or cash flow will depend on a number of variables, including the timing and amount of such losses or damages, the structure and type of any such remedies, the significance of the impact any such losses, damages or remedies may have on the company's Consolidated Financial Statements, and the unique facts and circumstances of the particular matter which may give rise to additional factors.

COMMITMENTS

        The company's extended lines of credit include unused amounts of $2,714 million and $2,208 million at December 31, 2004 and 2003, respectively. A portion of these amounts was available to the company's business partners to support their working capital needs. In addition, the company committed to provide future financing to its clients in connection with client purchase agreements for approximately $1,686 million and $763 million at December 31, 2004 and 2003, respectively. The change over the prior year is due to increased signings of long-term IT infrastructure arrangements in which financing is committed by the company to fund a client's future purchases from the company.

        The company has applied the disclosure provisions of FIN 45 to its agreements that contain guarantee or indemnification clauses. These disclosure provisions expand those required by SFAS No. 5, by requiring a guarantor to disclose certain types of guarantees, even if the likelihood of requiring the guarantor's performance is remote. The following is a description of arrangements in which the company is the guarantor.

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

        It is not possible to predict the maximum potential amount of future payments under these or similar agreements due to the conditional nature of the company's obligations and the unique facts and circumstances involved in each particular agreement. Historically, payments made by the company under these agreements have not had a material effect on the company's business, financial condition or results of operations. The company believes that if it were to incur a loss in any of these matters, such loss should not have a material effect on the company's business, financial condition or results of operations.

        In addition, the company guarantees certain loans and financial commitments. The maximum potential future payment under these financial guarantees was $58 million and $74 million at December 31, 2004 and 2003, respectively. These amounts include the limited guarantee associated with the company's loans receivable securitization program. See note j, "Sale and Securitization of Receivables," on page 64.

        Changes in the company's warranty liability balance are illustrated in the following table:

(Dollars in millions)
	2004	2003
Balance at January 1	$780	$614
Current period accruals	924	971
Accrual adjustments to reflect actual experience	42	65
Charges incurred	(802)	(870)

Balance at December 31	$944	$780

        The increase in the balance was primarily driven by increased warranty activity associated with personal computers due to increased sales volumes.

p.    Taxes

(Dollars in millions)
FOR THE YEAR ENDED DECEMBER 31:	2004	2003	2002
Income from continuing operations before income taxes:
U.S. operations	$5,280	$4,611	$3,838
Non-U.S. operations	6,748	6,263	3,686

Total income from continuing operations before income taxes	$12,028	$10,874	$7,524

        The continuing operations provision for income taxes by geographic operations is as follows:

(Dollars in millions)
FOR THE YEAR ENDED DECEMBER 31:	2004	2003	2002
U.S. operations	$1,765	$1,234	$934
Non-U.S. operations	1,815	2,027	1,256

Total continuing operations provision for income taxes	$3,580	$3,261	$2,190

        The components of the continuing operations provision for income taxes by taxing jurisdiction are as follows:

(Dollars in millions)
FOR THE YEAR ENDED DECEMBER 31:	2004		2003	2002
U.S. federal:
Current	$(608	)*	$234	$287
Deferred	1,823	*	339	(3)

	1,215		573	284

U.S. state and local:
Current	50		46	184
Deferred	110		183	3

	160		229	187

Non-U.S.:
Current	2,057		1,855	1,786
Deferred	148		604	(67)

	2,205		2,459	1,719

Total continuing operations provision for income taxes	3,580		3,261	2,190

Provision for social security, real estate, personal property and other taxes	3,347		3,277	2,789

Total continuing operations provision for taxes	$6,927		$6,538	$4,979

*
Included in the U.S. federal deferred tax provisions are a benefit of $848 million and a charge of $848 million, respectively, due to the Internal Revenue Service settlement noted on page 73.

        A reconciliation of the company's continuing operations effective tax rate to the statutory U.S. federal tax rate is as follows:

FOR THE YEAR ENDED DECEMBER 31:	2004	2003	2002
Statutory rate	35%	35%	35%
Foreign tax differential	(5)	(5)	(7)
State and local	1	1	1
Other	(1)	(1)	—

Effective rate	30%	30%	29%

        The effect of tax law changes on deferred tax assets and liabilities did not have a material impact on the company's effective tax rate.

        The significant components of activities that gave rise to deferred tax assets and liabilities that are recorded in the Consolidated Statement of Financial Position were as follows:

DEFERRED TAX ASSETS

(Dollars in millions)
AT DECEMBER 31:	2004	2003
Retirement benefits	$3,908	$3,566
Capitalized research and development	1,794	1,907
Employee benefits	1,168	1,021
Bad debt, inventory and warranty reserves	1,050	1,092
Alternative minimum tax credits	1,032	1,344
Deferred income	612	598
Infrastructure reduction charges	333	440
Foreign tax loss carryforwards	298	311
Capital loss carryforwards	220	195
State and local tax loss carryforwards	95	205
General business credits	—	884
Other	2,266	2,253

Gross deferred tax assets	12,776	13,816
Less: valuation allowance	603	722

Net deferred tax assets	$12,173	$13,094

DEFERRED TAX LIABILITIES

(Dollars in millions)
AT DECEMBER 31:	2004	2003
Retirement benefits	$7,057	$6,644
Leases	622	693
Software development costs	381	285
Other	1,324	1,188

Gross deferred tax liabilities	$9,384	$8,810

        The valuation allowance at December 31, 2004, principally applies to capital loss carryforwards and certain foreign, and state and local loss carryforwards that, in the opinion of management, are more likely than not to expire before the company can use them.

        For tax return purposes, the company has available tax credit carryforwards of approximately $1,032 million, which have an indefinite carryforward period. The company also has foreign, state and local, and capital loss carryforwards, the tax effect of which is $613 million. Substantially all of these carryforwards are available for at least four years or have an indefinite carryforward period.

        During the fourth quarter of 2004, the Internal Revenue Service (IRS) and the company resolved the tax audit of 1998-2000 which had commenced in 2003. The resolution of this IRS audit resulted in the reduction of existing tax credit carryforwards as well as a payment of $130 million, including tax and interest. The company was fully reserved for the matters that were resolved.

        The company anticipates that the IRS audit of 2001 through 2003 will commence early in 2005. Although the outcome of tax audits is always uncertain, the company believes that adequate amounts of tax and interest have been provided for any adjustments that are expected to result for these years.

        On October 22, 2004, the President signed the American Jobs Creation Act of 2004 (the "Act"). The Act creates a temporary incentive for the company to repatriate earnings accumulated outside the U.S. by allowing the company to reduce its taxable income by 85 percent of certain eligible dividends received from non-U.S. subsidiaries by the end of 2005. In order to benefit from this incentive, the company must reinvest the qualifying dividends in the U.S. under a domestic reinvestment plan approved by the chief executive officer and board of directors. As discussed in note b, "Accounting Changes" on page 56, the company has commenced an evaluation of the possible effects of the Act's repatriation provision and expects to complete this evaluation within a reasonable period of time following the issuance of additional clarifying language and guidance from Congress and the Treasury Department on key elements of the repatriation provision. It is reasonably possible that the company may repatriate up to approximately $8 billion of the undistributed earnings noted below under the Act and the corresponding income tax expense may be as much as approximately $550 million. The resulting income tax expense, if any, will be provided in the company's financial statements in the quarter in which the evaluation and approvals have been completed.

        The company has not provided deferred taxes on $19,664 million of undistributed earnings of non-U.S. subsidiaries at December 31, 2004, as it is the company's policy to indefinitely reinvest these earnings in non-U.S. operations. However, the company periodically repatriates a portion of these earnings to the extent that it does not incur an additional U.S. tax liability. Quantification of the deferred tax liability, if any, associated with indefinitely reinvested earnings is not practicable. Also, the company's intention with respect to the indefinite reinvestment of foreign earnings at December 31, 2004 does not consider the possible distribution of such earnings under the favorable repatriation provision of the Act.

q.    Advertising and Promotional Expense

        Advertising and promotional expense, which includes media, agency and promotional expense, was $1,335 million, $1,406 million and $1,427 million in 2004, 2003 and 2002, respectively, and is recorded in SG&A expense in the Consolidated Statement of Earnings.

r.    Research, Development and Engineering

        RD&E expense was $5,673 million in 2004, $5,077 million in 2003 and $4,750 million in 2002.

        The company incurred expense of $5,167 million in 2004, $4,609 million in 2003 and $4,247 million in 2002 for scientific research and the application of scientific advances to the development of new and improved products and their uses as well as services and their application. Of these amounts, software-related expense was $2,546 million, $2,300 million and $1,974 million in 2004, 2003 and 2002, respectively. Included in the expense was a charge of $9 million and $4 million in 2003 and 2002, respectively, for acquired in-process R&D.

        Expense for product-related engineering was $506 million, $468 million and $503 million in 2004, 2003 and 2002, respectively.

s.    2002 Actions

SECOND QUARTER ACTIONS

        During the second quarter of 2002, the company executed several actions in its Microelectronics Division. The Microelectronics Division is within the company's Systems and Technology Group segment. These actions were the result of the company's announced intentions to refocus and direct its Microelectronics business to the high-end foundry, Application Specific Integrated Circuits (ASICs) and standard products,while creating a technology services business. A major part of the actions related to a significant reduction in the company's manufacturing capacity for aluminum-based semiconductor technology.

        In addition, the company rebalanced both its workforce and its leased space resources primarily in response to the decline in corporate spending on technology services in 2001 and 2002. The following table summarizes the significant components of these actions:

(Dollars in millions)
	Pre-Tax Charges	Write-off of Assets		Liability Recorded in 2nd Qtr. 2002		Payments	Other Adjustments+	Liability as of Dec. 31, 2002	Payments	Other Adjustments+	Liability as of Dec. 31, 2003	Payments	Other Adjustments+	Liability as of Dec. 31, 2004
Microelectronics:
Machinery/equipment:	$423	$323	(a)
Current*				$67	(b)	$38	$13	$42	$39	$13	$16	$16	$2	$2
Non-current**				33	(b)	—	(16)	17	—	(15)	2	—	(2)	—
Non-cancelable purchase commitments:	60
Current*				35	(c)	15	4	24	24	15	15	15	—	—
Non-current**				25	(c)	—	(12)	13	—	(13)	—	—	—	—
Employee terminations:	45
Current*				44	(d)	35	(8)	1	1	—	—	—	—	—
Non-current**				1	(d)	—	—	1	—	—	1	—	—	1
Vacant space:	11
Current*				5	(e)	1	1	5	5	3	3	3	3	3
Non-current**				6	(e)	—	(1)	5	—	(2)	3	—	(3)	—
Sale of Endicott facility*	223	221	(f)	2	(f)	3	11	10	6	(3)	1	1	—	—
Sale of certain operations*	63	53	(g)	10	(g)	9	—	1	1	—	—	—	—	—
Global Services and other:
Employee terminations:	722
Current*				671	(h)	505	(23)	143	109	(2)	32	27	26	31
Non-current**				51	(h)	—	27	78	—	(3)	75	—	(13)	62
Vacant space:	180	29	(i)
Current*				57	(i)	29	16	44	72	71	43	32	21	32
Non-current**				94	(i)	—	(8)	86	—	(55)	31	—	(3)	28

Total	$1,727	$626		$1,101		$635	$4	$470	$257	$9	$222	$94	$31	$159

*
Recorded in Accounts payable and accruals in the Consolidated Statement of Financial Position.

**
Recorded in Other liabilities in the Consolidated Statement of Financial Position.

+
Principally represents currency translation adjustments and reclassification of non-current to current. In addition, net adjustments of $1 million, $(26) million and $(40) million were recorded in SG&A expense in 2004, 2003 and the fourth quarter of 2002, respectively, to adjust previously recorded liabilities and $14 million, $4 million, and $10 million were recorded in Other (income) and expense to increase previously recorded liabilities in 2004, 2003 and the fourth quarter of 2002, respectively. These adjustments, along with adjustments of $(7) million and $(19) million recorded in SG&A expense in 2003 and the fourth quarter of 2002, respectively, as well as $(2) million and $9 million recorded in Other (income) and expense for assets previously written off, were for differences between the estimated and actual proceeds on the disposition of certain assets and changes in the estimated cost of employee terminations and vacant space accruals for the years ended December 31, 2003 and 2002, respectively. No such adjustments were made in 2004.

(a)
This amount was recorded in SG&A expense in 2002 and primarily represents the abandonment and loss on sale of certain capital assets during the second quarter of 2002.

(b)
These amounts comprise costs incurred to remove abandoned capital assets and the remaining lease payments for leased equipment that was abandoned in the second quarter of 2002. Such amounts were recorded in SG&A expense in 2002. The liability at December 31, 2003 and 2004 relates to the remaining lease payments, which will continue through 2005.

(c)
The company was subject to certain non-cancelable purchase commitments. As a result of the decision to significantly reduce aluminum manufacturing capacity, the company no longer had a need for certain materials subject to these agreements. The required future payments for materials no longer needed under these contracts were paid through 2004. This amount was recorded in SG&A expense in 2002.

(d)
The Microelectronics workforce reductions comprised 1,400 people, all of whom left the company as of June 30, 2003. This amount was recorded in SG&A expense in 2002. The remaining liability relates to terminated employees who were granted annual payments to supplement their income in certain countries. Depending on individual country legal requirements, these required payments will continue until the former employee begins receiving pension benefits or dies.

(e)
The vacant space accruals are for ongoing obligations to pay rent for vacant space that could not be sublet or space that was sublet at rates lower than the committed lease arrangements. The length of these obligations varies by lease with the longest extending through 2006. These amounts were recorded in Other (income) and expense in 2002.

(f)
As part of the company's strategic realignment of its Microelectronics business to exit the manufacture and sale of certain products and component technologies, the company signed an agreement in the second quarter of 2002 to sell its interconnect products operations in Endicott to Endicott Interconnect Technologies, Inc. (EIT). As a result of this transaction, the company incurred a $223 million loss on sale, primarily relating to land, buildings, machinery and equipment. This loss was recorded in Other (income) and expense in 2002. This transaction closed in the fourth quarter of 2002. The company entered into a limited supply agreement with EIT for future products, and it will also lease back, at fair market value rental rates, approximately one-third of the Endicott campus' square footage for operations outside the interconnect OEM business.

(g)
As part of the strategic realignment of the company's Microelectronics business, the company agreed to sell certain assets and liabilities comprising its Mylex storage products business to LSI Logic Corporation and the company sold part of its wireless phone chipset operations to TriQuint Semiconductor, Inc. in June 2002. The Mylex transaction was completed in August 2002. The loss of $74 million for the Mylex transaction and the realized gain of $11 million for the chipset sale were recorded in Other (income) and expense in 2002.

(h)
The majority of the workforce reductions related to the company's Global Services business. The workforce reductions comprised 14,213 people, all of whom left the company as of June 30, 2003. These charges were recorded in SG&A expense in 2002. The remaining liability relates to terminated employees who were granted annual payments to supplement their income in certain countries. Depending on individual country legal requirements, these required payments will continue until the former employee begins receiving pension benefits or dies.

(i)
The space accruals are for ongoing obligations to pay rent for vacant space that could not be sublet or space that was sublet at rates lower than the committed lease arrangements. This space relates primarily to workforce dynamics in the Global Services business and the downturn in corporate technology spending on services. The lengths of these obligations vary by lease with the longest extending through 2016. These amounts were recorded in Other (income) and expense in 2002.

FOURTH QUARTER ACTIONS

        During the fourth quarter of 2002, the company executed several actions related to the company's acquisition of PwCC. Specifically, the company rebalanced both its workforce and its leased space resources. The following table summarizes the significant components of these actions.

(Dollars in millions)
						Recorded in Purchase Accounting (see Note C)
	Recorded in the Consolidated Statement of Earnings
								Total Liability Recorded in 4th Qtr.
	Total Pre-tax Charges		Sale or Write-off of Assets	Liability Recorded in 4th Qtr.		Liability Recorded in 4th Qtr.			Payments	Other Adjustments+	Liability as of Dec. 31, 2002
Workforce:	$305	(a)	$—
Current*				$248		$48	(a)	$296	$16	$(2)	$278
Non- current**				57	(a)	—		57	—	—	57
Vacant space:	17	(b)	4
Current*				6		62	(b)	68	1	—	67
Non- current**				7		173	(b)	180	—	—	180

Total	$322		$4	$318		$283		$601	$17	$(2)	$582

(Dollars in millions)
	Total Liability as of Dec. 31, 2002	Payments	Other Adjustments+	Liability as of Dec. 31, 2003	Payments	Other Adjustments+	Liability as of Dec. 31, 2004
Workforce:
Current*	$278	$246	$6	$38	$29	$21	$30
Non- current**	57	—	22	79	—	(13)	66
Vacant space:
Current*	67	64	37	40	49	45	36
Non- current**	180	—	(47)	133	—	(14)	119

Total	$582	$310	$18	$290	$78	$39	$251

*
Recorded in Accounts payable and accruals in the Consolidated Statement of Financial Position.

**
Recorded in Other liabilities in the Consolidated Statement of Financial Position.

+
Principally represents currency translation adjustments and reclassifications between current and non-current. In addition, net adjustments of $28 million were recorded predominantly in Other (income) and expense in 2004 and $(6) million recorded in SG&A expense in 2003 to adjust previously recorded liabilities. These adjustments were for changes in the estimated cost of employee terminations and vacant space. There were also net adjustments of $8 million and $36 million in 2004 and 2003, respectively, to reduce goodwill and previously recorded liabilities for changes in the estimated cost of employee terminations and vacant space relating to people and space acquired from PwCC.

(a)
The majority of the workforce reductions relate to the company's Global Services business. The workforce reductions represent 3,541 people, all of whom left the company as of December 31, 2003. The remaining liability relates to terminated employees in certain countries outside the United States, for whom the company is required to make annual payments to supplement their incomes. Depending on individual country legal requirements, these required payments will continue until the former employee begins receiving pension benefits or dies. These charges ($305 million in the table above) were included in SG&A expense. The workplace reductions also affected 1,203 acquired PwCC employees, all of whom left the company as of December 31, 2003 ($48 million in the table above). These costs were included as part of the liabilities assumed for purchase accounting in 2002.

(b)
The majority of the space accruals are for ongoing obligations to pay rent for vacant space of PwCC that could not be sublet or space that was sublet at rates lower than the committed lease arrangements. The length of these obligations vary by lease with the longest extending through 2012. The charges related to IBM space ($17 million) were included in Other (income) and expense in 2002. The costs related to acquired PwCC space are included as part of the liabilities assumed for purchase accounting in 2002 ($235 million in the table above comprise $62 million current and $173 million non-current).

t. Earnings Per Share of Common Stock

        The following table sets forth the computation of basic and diluted earnings per share of common stock.

FOR THE YEAR ENDED DECEMBER 31:	2004	2003	2002
Weighted-average number of shares on which earnings per share calculations are based:
Basic	1,674,959,086	1,721,588,628	1,703,244,345
Add—incremental shares under stock compensation plans	28,545,624	29,399,287	24,807,025
Add—incremental shares associated with convertible notes	4,273,541	4,695,956	1,191,136
Add—incremental shares associated with contingently issuable shares	1,094,028	406,818	1,698,548

Assuming dilution	1,708,872,279	1,756,090,689	1,730,941,054

(Dollars in millions except per share amounts)
Income from continuing operations	$8,448	$7,613	$5,334
Loss from discontinued operations	18	30	1,755

Net income from total operations on which basic earnings per share is calculated	$8,430	$7,583	$3,579

Income from continuing operations	$8,448	$7,613	$5,334
Add—income effect of contingently issuable shares	(5)	2	(18)

Income from continuing operations on which diluted earnings per share is calculated	8,443	7,615	5,316
Loss from discontinued operations on which basic and diluted earnings per share are calculated	18	30	1,755

Net income from total operations on which diluted earnings per share is calculated	$8,425	$7,585	$3,561

Earnings/(loss) per share of common stock:
Assuming dilution:
Continuing operations	$4.94	$4.34	$3.07
Discontinued operations	(0.01)	(0.02)	(1.01)

Total	$4.93	$4.32	$2.06

Basic:
Continuing operations	$5.04	$4.42	$3.13
Discontinued operations	(0.01)	(0.02)	(1.03)

Total	$5.03	$4.40	$2.10

        Stock options to purchase 133,220,730 common shares in 2004, 124,840,510 common shares in 2003 and 111,713,072 common shares in 2002 were outstanding, but were not included in the computation of diluted earnings per share because the exercise price of the options was greater than the average market price of the common shares for the full year and, therefore, the effect would have been antidilutive.

u. Rental Expense and Lease Commitments

        Rental expense from continuing operations, including amounts charged to inventories and fixed assets, and excluding amounts previously reserved, was $1,442 million in 2004, $1,419 million in 2003 and $1,377 million in 2002. The table below depicts gross minimum rental commitments from continuing operations under noncancelable leases, amounts related to vacant space associated with infrastructure reduction and restructuring actions taken through 1993, and in 1999 and 2002 (previously reserved), and sublease income commitments. These amounts reflect activities primarily related to office space as well as manufacturing equipment.

(Dollars in millions)	2005	2006	2007	2008	2009	Beyond 2009
Gross minimum rental commitments (including Vacant space)	$1,383	$1,183	$1,027	$907	$696	$1,411
Vacant space	100	68	88	32	26	18
Sublease income commitments	(55)	(42)	(42)	(34)	(18)	(18)

v. Stock-Based Compensation Plans

        The following is a description of the terms of the company's stock-based compensation plans:

INCENTIVE PLANS

        Incentive awards are provided to employees and members of the company's Board of Directors under the terms of the company's plans (the Plans). Employee awards are administered by the Executive Compensation and Management Resources Committee of the Board of Directors (the Committee). The Committee determines the type and terms of the awards to be granted to employees, including vesting provisions.

        Awards under the Plans may include at-the-money stock options, premium-priced stock options, stock appreciation rights, restricted stock, cash or stock awards, or any combination thereof. The amount of shares originally authorized to be issued under the company's existing Plans is 274.1 million at December 31, 2004. Certain incentive awards granted under previous plans, if and when those awards are canceled, can be reissued under the company's existing Plans. As such, 41.9 million additional awards are considered authorized to be issued under the company's Plans as of December 31, 2004.

There were 76.2 million option awards outstanding under previous plans included in the total number of shares under option at December 31, 2004. There were 126.3 million and 148.1 million unused shares available to be granted under the Plans as of December 31, 2004 and 2003, respectively. Awards under the Plans resulted in pre-tax compensation expense of $219 million, $117 million and $183 million in 2004, 2003 and 2002, respectively.

Stock Option Grants

        Stock options are granted to employees and directors at an exercise price equal to or greater than the fair market value of the company's stock at the date of grant. Generally, options vest 25 percent per year, are fully vested four years from the grant date and have a term of ten years. The following tables summarize option activity under the Plans during 2004, 2003 and 2002.

	2004		2003		2002
	Wtd. Avg. Exercise Price	No. of Shares Under Option	Wtd. Avg. Exercise Price	No. of Shares Under Option	Wtd. Avg. Exercise Price	No. of Shares Under Option
Balance at Jan. 1	$86	244,966,052	$84	222,936,700	$85	177,956,490
Options granted	97	26,537,055	83	41,275,832	77	59,966,106
Options exercised	47	(14,035,038)	40	(11,205,228)	33	(7,490,424)
Options canceled/expired	93	(8,120,163)	100	(8,041,252)	103	(7,495,472)

Balance at Dec. 31	$89	249,347,906	$86	244,966,052	$84	222,936,700

Exercisable at Dec. 31	$89	159,607,886	$85	134,735,326	$75	108,347,895

        During the year ended December 31, 2004, the company granted approximately 5 million stock options with an exercise price greater than the stock price at the date of grant. These stock options had a weighted-average exercise price of $105.85 and are included in the table above.

        The shares under option at December 31, 2004, were in the following exercise price ranges:

	Options Outstanding			Option Currently Exercisable
Exercise Price Range	Wtd. Avg. Exercise Price	Number of Shares Under Option	Wtd. Avg. Remaining Contractual Life (in years)	Wtd. Avg. Exercise Price	Number of Shares Under Option
$18 - $60	$46	45,610,909	4	$44	39,083,439
$61 - $85	77	55,717,463	8	75	19,450,291
$86 - $105	98	80,640,962	7	98	39,507,144
$106 and over	117	67,378,572	6	117	61,567,012

	$89	249,347,906	6	$89	159,607,886

        In connection with various acquisition transactions, there are an additional 2.9 million options outstanding at December 31, 2004, as a result of the company's assumption of options granted by the acquired entities. The weighted-average exercise price of these options is $89.

IBM EMPLOYEES STOCK PURCHASE PLAN

        In July 2003, the IBM 2003 ESPP became effective and 50 million additional shares of authorized common stock were reserved and approved for issuance. The ESPP enables substantially all regular employees to purchase full or fractional shares of IBM common stock through payroll deductions of up to 10 percent of eligible compensation. The 2003 ESPP provides for semiannual offerings commencing July 1, 2003, and continuing as long as shares remain available under the ESPP, unless terminated earlier at the discretion of the Board of Directors. The share price paid by an employee equals the lesser of 85 percent of the average market price on the first business day of each offering period or 85 percent of the average market price on the last business day of each pay period. Individual ESPP participants are restricted from purchasing more than $25,000 of common stock in one calendar year or 1,000 shares in an offering period. Approximately 32.8 million, 44.2 million and 4.6 million reserved unissued shares were available for purchase under the 2003 ESPP (or a predecessor plan) at December 31, 2004, 2003 and 2002, respectively.

PRO FORMA DISCLOSURE

        See "Stock-Based Compensation" on page 52, in note a, "Significant Accounting Policies," for the pro forma disclosures of net income and earnings per share required under SFAS No. 123.

w. Retirement-Related Benefits

        IBM offers defined benefit pension plans, defined contribution pension plans, as well as nonpension postretirement plans primarily consisting of retiree medical benefits. These benefits form an important part of the company's total compensation and benefits program that is designed to attract and retain highly skilled and talented employees. The table on page 79 provides the total retirement-related benefit plans' impact on income before income taxes.

	U.S.			Non-U.S.			Total
FOR THE YEAR ENDED DECEMBER 31:
	2004	2003	2002	2004	2003	2002	2004	2003	2002
(Dollars in millions)
Total retirement-related plans—cost/(income)	$827	$67	$(154)	$617	$295	$(17)	$1,444	$362	$(171	)*

Comprise:
Defined benefit and contribution pension plans—cost/(income)	$500	$(227)	$(478)	$572	$254	$(46)	$1,072	$27	$(524)
Nonpension postretirement benefits—cost	327	294	324	45	41	29	372	335	353

*
Includes amount for discontinued operations cost of $77 million for 2002.

ACCOUNTING POLICY

Defined Benefit Pension and Nonpension Postretirement Benefit Plans

        The company accounts for its defined benefit pension plans and its nonpension postretirement benefit plans using actuarial models required by SFAS No. 87, "Employers' Accounting for Pensions," and SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions," respectively. These models use an attribution approach that generally spreads individual events over the service lives of the employees in the plan. Examples of "events" are plan amendments and changes in actuarial assumptions such as discount rate, rate of compensation increases and mortality. The principle underlying this required attribution approach is that employees render service over their service lives on a relatively smooth basis and therefore, the income statement effects of pensions or nonpension postretirement benefit plans are earned in, and should follow, the same pattern.

        One of the principal components of the net periodic pension cost/(income) calculation is the expected long-term rate of return on plan assets. The required use of expected long-term rates of return on plan assets may result in recognized pension income that is greater or less than the actual returns of those plan assets in any given year. Over time, however, the expected long-term returns are designed to approximate the actual long-term returns and therefore result in a pattern of income and expense recognition that more closely matches the pattern of the services provided by the employees. Differences between actual and expected returns are recognized in the calculation of net periodic pension cost/(income) over five years as provided for in SFAS No. 87.

        These expected returns on plan assets are developed by the company in conjunction with external advisors, and take into account long-term expectations for future returns and investment strategy. This assumption is tested for reasonableness against the historical return average, usually over a ten-year period.

        The discount rate assumptions used for pension and nonpension postretirement benefit plan accounting reflect the prevailing rates available on high-quality, fixed-income debt instruments with maturities that match the benefit obligation. The rate of compensation increase is another significant assumption used in the actuarial model for pension accounting and is determined by the company, based upon its long-term plans for such increases. For retiree medical plan accounting, the company reviews external data and its own historical trends for health care costs to determine the health care cost trend rates.

        As required by SFAS No. 87, for instances in which pension plan assets are less than the accumulated benefit obligation (ABO) as of the end of the reporting period (defined as an unfunded ABO position), a minimum liability equal to this difference is recognized in the Consolidated Statement of Financial Position. The ABO is the present value of the actuarially determined company obligation for pension payments assuming no further salary increases for the employees. The offset to the minimum liability is a charge to equity, net of tax. In addition, any prepaid pension asset in excess of unrecognized prior service cost must be reversed through a net-of-tax charge to equity. The charge to equity is included in the Accumulated gains and (losses) not affecting retained earnings section of Stockholders' equity in the Consolidated Statement of Financial Position.

        The company uses a December 31 measurement date for the majority of its pension plans and nonpension postretirement plans.

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

        The number of individuals receiving benefits from the PPP at December 31, 2004 and 2003, was 139,804 and 136,302, respectively. The net periodic pension cost/(income) for the qualified plan for the years ended December 31, 2004, 2003 and 2002, was $30 million, $(692) million and $(917) million, respectively. The net periodic pension cost for the non-qualified plan was $108 million, $107 million and $106 million for the years ended December 31, 2004, 2003 and 2002, respectively. The costs of the non-qualified plan are reflected in Cost of other defined benefit plans on page 81.

        The funded status reconciliation for the qualified plan is on page 82. The benefit obligation of the non-qualified plan was $1,116 million and $1,068 million at December 31, 2004 and 2003, respectively, and the amounts included in Retirement and nonpension postretirement benefit obligations in the Consolidated Statement of Financial Position at December 31, 2004 and 2003, were liabilities of $968 million and $901 million, respectively.

        Effective January 1, 2005, the company amended the PPP to provide that employees hired on and after such date, including rehires, will not be eligible to participate in this plan.

IBM SAVINGS PLAN

        U.S. regular, full-time and part-time employees are eligible to participate in the IBM Savings Plan, which is a tax-qualified defined contribution plan under section 401(k) of the Internal Revenue Code. For employees hired prior to January 1, 2005, the company matches 50 percent of the employee's contribution up to the first 6 percent of the employee's compensation. For employees hired or rehired after December 31, 2004 who have also completed one year of service, the company matches 100 percent of the employee's contribution up to the first 6 percent of compensation. All contributions, including the company match, are made in cash, in accordance with the participants' investment elections. There are no minimum amounts that must be invested in company stock, and there are no restrictions on transferring amounts out of the company's stock to another investment choice. The total cost of all of the company's U.S. defined contribution plans was $338 million, $333 million and $315 million for the years ended December 31, 2004, 2003 and 2002, respectively.

IBM EXECUTIVE DEFERRED COMPENSATION PLAN

        The company also maintains an unfunded, non-tax-qualified, defined contribution plan, the IBM Executive Deferred Compensation Plan (EDCP), which allows eligible U.S. executives to defer compensation, and to receive company matching contributions under the applicable IBM Savings Plan formula described above, with respect to amounts in excess of IRS limits for tax-qualified plans. The total cost of the IBM EDCP was $9 million, $9 million and $8 million for the years ended December 31, 2004, 2003 and 2002, respectively. These amounts are included in the total cost of all of the company's defined contribution plans of $338 million, $333 million and $315 million for the years ended December 31, 2004, 2003 and 2002, respectively.

U.S. SUPPLEMENTAL EXECUTIVE RETENTION PLAN

        The company also has a non-qualified U.S. Supplemental Executive Retention Plan (SERP). The SERP, which is unfunded, provides defined benefit pension benefits in addition to the PPP to eligible executives based on average earnings, years of service and age at retirement. Effective July 1, 1999, the company adopted the SERP (which replaced the previous Supplemental Executive Retirement Plan). Some participants of the prior SERP will still be eligible for benefits under that plan if those benefits are larger than benefits provided under the new plan. Certain former partners of PwCC also participate in the SERP under two separate benefit formulas. The total cost of this plan for the years ended December 31, 2004, 2003 and 2002, was $22 million, $25 million and $18 million, respectively. These amounts are reflected in Cost of other defined benefit plans on page 81. At December 31, 2004 and 2003, the benefit obligation was $191 million and $181 million, respectively, and the amounts included in Retirement and nonpension postretirement benefit obligations in the Consolidated Statement of Financial Position at December 31, 2004 and 2003, were liabilities of $203 million and $186 million, respectively.

Non-U.S. Plans

        Most subsidiaries and branches outside the United States have defined benefit and/or defined contribution retirement plans that cover substantially all regular employees, under which the company deposits funds under various fiduciary-type arrangements, purchases annuities under group contracts or provides reserves. Benefits under the defined benefit plans are typically based either on years of service and the employee's compensation, generally during a fixed number of years immediately before retirement, or on annual credits. The range of assumptions that are used for the non-U.S. defined benefit plans reflects the different economic environments within various countries. The total non-U.S. pension plan cost/(income) of these plans for the years ended December 31, 2004, 2003 and 2002, was $572 million, $254 million and $(46) million, respectively. The funded status reconciliation for the principal non-U.S. pension plans is on page 82.

Cost/(Income) of Pension Plans

(Dollars in millions)
	U.S. Plans*			Non-U.S. Plans
FOR THE YEAR ENDED DECEMBER 31:
	2004	2003	2002	2004	2003	2002
Service cost	$652	$576	$650	$611	$537	$505
Interest cost	2,453	2,518	2,591	1,618	1,477	1,270
Expected return on plan assets	(3,607)	(3,703)	(4,121)	(2,380)	(2,228)	(2,132)
Amortization of transition assets	(72)	(144)	(144)	(10)	(15)	(12)
Amortization of prior service cost	61	61	61	5	17	28
Settlement of certain legal claims	320	—	—	—	—	—
Recognized actuarial losses	223	—	—	221	101	33
Divestitures/settlement losses	—	—	46	—	—	26

Net periodic pension cost/(income)—U.S. Plan and material non-U.S. Plans	30 *	(692)*	(917)*	65	(111)	(282)
Cost of other defined benefit plans	132	132	124	187	100	58

Total net periodic pension cost/(income) for all defined benefit plans	162	(560)	(793)	252	(11)	(224)

Cost of defined contribution plans	338	333	315	320	265	178

Total pension plans cost/(income) recognized in the Consolidated Statement of Earnings	$500	$(227)	$(478)	$572	$254	$(46)

*
Represents the qualified portion of the PPP.

  See beginning of note w, "Retirement-Related Benefits," on page 79 for the company's total retirement-related benefits cost/(income).

        The changes in the benefit obligations and plan assets of the qualified portion of the PPP and the significant non-U.S. defined benefit plans for 2004 and 2003 were as follows:

(Dollars in millions)	PPP-Qualified Portion		Non-U.S. Plans
	2004	2003	2004	2003
Change in benefit obligation:
Benefit obligation at beginning of year	$42,104	$38,357	$31,875	$25,699
Service cost	652	576	611	537
Interest cost	2,453	2,518	1,620	1,477
Plan participants' contributions	—	—	50	43
Acquisitions/divestitures, net	—	—	93	75
Settlement of certain legal claims	320	—	—	—
Actuarial losses	1,856	3,472	3,729	1,167
Benefits paid from trust	(2,748)	(2,819)	(1,305)	(1,093)
Direct benefit payments	—	—	(287)	(253)
Foreign exchange impact	—	—	2,352	4,166
Plan curtailments/settlements/termination benefits	—	—	(8)	57

Benefit obligation at end of year	44,637	42,104	38,730	31,875

Change in plan assets:
Fair value of plan assets at beginning of year	41,679	36,984	26,546	20,637
Actual return on plan assets	5,214	7,514	2,588	2,829
Employer contribution	700	—	1,085	542
Acquisitions/divestitures, net	—	—	59	7
Plan participants' contributions	—	—	50	43
Benefits paid from trust	(2,748)	(2,819)	(1,305)	(1,093)
Foreign exchange impact	—	—	2,117	3,581

Fair value of plan assets at end of year	44,845	41,679	31,140	26,546

Fair value of plan assets in excess/(deficit) of benefit obligation	208	(425)	(7,590)	(5,329)
Unrecognized net actuarial losses	11,874	11,849	14,737	10,775
Unrecognized prior service costs	461	523	(160)	(170)
Unrecognized net transition assets	—	(72)	(3)	(26)

Net prepaid pension assets recognized in the Consolidated Statement of Financial Position	$12,543	$11,875	$6,984	$5,250

Amounts recognized in the Consolidated Statement of Financial Position captions include:
Prepaid pension assets	$12,543	$11,875	$7,476	$6,129
Intangible assets	—	—	44	52

Total prepaid pension assets	12,543	11,875	7,520	6,181
Retirement and nonpension postretirement benefit obligation	—	—	(8,429)	(6,982)
Accumulated gains and (losses) not affecting retained earnings	—	—	5,088	3,888
Deferred tax assets (investments and sundry assets)	—	—	2,805	2,163

Net amount recognized	$12,543	$11,875	$6,984	$5,250

Accumulated benefit obligation	$43,327	$40,423	$36,755	$30,240

        Differences between the aggregate balance sheet amounts listed on page 82 (material pension plans) and on page 85 (material nonpension postretirement plan) and the totals listed in the Consolidated Statement of Financial Position and Consolidated Statement of Stockholders' Equity, relate to the non-material plans. The increase in the company's Prepaid pension asset balance from 2003 to 2004 was primarily due to the $700 million contribution made by the company to the PPP during 2004. The increase in the company's pension plan benefit obligation was primarily attributable to the required accounting for the unfunded status of the non-U.S. pension plans as discussed below, as well as accrued pension costs and foreign exchange impacts.

        Assumptions used to determine the year-end benefit obligations for principal pension plans follow:

	U.S. Plans			Non-U.S. Plans
WEIGHTED-AVERAGE ASSUMPTIONS AT DECEMBER 31:
	2004	2003	2002	2004	2003	2002
Discount rate	5.75%	6.0%	6.75%	3.0 - 6.0%	3.0 - 6.0%	4.25 - 6.5%
Rate of compensation increase	4.0%	4.0%	4.0%	1.9 - 4.6%	1.5 - 5.0%	2.2 - 5.0%

        Assumptions used to determine the net periodic pension cost/(income) for principal pension plans during the year follow:

	U.S. Plans			Non-U.S. Plans
WEIGHTED-AVERAGE ASSUMPTIONS FOR YEARS ENDED DECEMBER 31:
	2004	2003	2002	2004	2003	2002
Discount rate	6.0%	6.75%	7.0%	3.0 - 6.0%	4.25 - 6.5%	4.5 - 7.1%
Expected long-term return on plan assets	8.0%	8.0%	9.50%	5.0 - 8.0%	5.0 - 8.0%	5.0 - 9.25%
Rate of compensation increase	4.0%	4.0%	6.0%	1.5 - 5.0%	2.2 - 5.0%	2.0 - 6.1%

        The change in the discount rate assumption for the year ended December 31, 2004, for the PPP from 6.75 percent to 6.0 percent resulted in an increase in net periodic pension cost of $197 million for the year ended December 31, 2004, when compared with the year ended December 31, 2003. The change in discount rate assumption for the PPP for the year ended December 31, 2003 from 7.0 percent to 6.75 percent did not have a material impact on net periodic pension cost.

        The changes in the expected long-term return on plan assets assumptions for the year ended December 31, 2004 for certain non-U.S. plans when compared with the year ended December 31, 2003 resulted in an increase net periodic pension cost of $54 million.

        For the year ending December 31, 2005, the company expects net periodic pension cost to be approximately $1.7 billion, an increase of approximately $700 million when compared to the year ended December 31, 2004. This increase however, is lower as a result of the inclusion of a $320 million one-time pension settlement in the 2004 results. The increase in the 2005 net periodic pension cost is driven by several factors including December 31, 2004 changes in assumptions (approximately $300 million) and changes in the non-U.S. expected long-term return on assets assumptions (approximately $100 million). In addition to changes in assumptions, the net periodic pension cost will increase due to the recognition of previously deferred pension costs as a result of changes in the market value of plan assets in accordance with SFAS No. 87. The increases in net periodic pension cost will be offset partially by the company's contributions in December 2004 ($700 million) and January 2005 ($1.7 billion) to the PPP. These contributions are expected to yield approximately $200 million of income from invested assets during 2005.

Funded Status of Defined Benefit Pension Plans

        It is the company's general practice to fund amounts for pensions sufficient to meet the minimum requirements set forth in applicable employee benefits laws and local tax laws. The company may also voluntarily make contributions up to the ABO level. From time to time, the company contributes additional amounts as it deems appropriate.

        In the fourth quarter of 2004, the company contributed $700 million to the qualified portion of the PPP in cash. There were no contributions to the PPP during the year ended December 31, 2003. There were contributions of $1,085 million and $542 million to the material non-U.S. plans during the years ended December 31, 2004 and 2003, respectively.

        The company decided not to fund certain of the company's non-US plans that had unfunded positions to the ABO level. As a result and consistent with the accounting rules required by SFAS No. 87 for these "unfunded" positions as described on page 79, the company recorded an additional minimum liability adjustment of $1,827 million and a reduction to stockholders' equity of $1,008 million as of December 31, 2004. The differences between these amounts and the amounts included in the Consolidated Statement of Financial Position and Consolidated Statement of Stockholders' Equity relate to the non-material plans. This accounting transaction did not impact 2004 retirement-related plans cost.

        The company's Benefit Obligation (BO) for its significant plans is disclosed at the top of page 82. BO is calculated similarly to ABO except for the fact that BO includes an estimate for future salary increases. SFAS No. 132 (revised 2003), "Employers' Disclosures about Pensions and Other Postretirement Benefits—an amendment of FASB Statements No. 87, 88 and 106," requires that companies disclose the aggregate BO and plan assets of all plans in which the BO exceeds plan assets. Similar disclosure is required for all plans in which the ABO exceeds plan assets. The aggregate BO and plan assets are also disclosed for plans in which the plan assets exceed the BO. The following table excludes the U.S. plans due to the fact that these plans' BO and plan assets, if any, appear in either the narrative on pages 79 and 80 or the table on page 82.

(Dollars in millions)
	2004		2003
	Benefit Obligation	Plan Assets	Benefit Obligation	Plan Assets
Plans with BO in excess of plan assets	$29,949	$19,921	$21,101	$12,985
Plans with ABO in excess of plan assets	$23,813	$15,428	$19,902	$12,985
Plans with assets in excess of BO	$8,781	$11,219	$10,774	$13,561

PLAN ASSETS

        The company's pension plan weighted-average asset allocations at December 31, 2004 and 2003 and target allocation for 2005, by asset category, are as follows:

U.S. Plans

	Plan Assets at December 31:
Asset Category			2005 Target Allocation
	2004	2003
Equity securities*	65.4%	67.5%	64.0%
Debt securities	31.6%	29.2%	32.0%
Real estate	3.0%	3.3%	4.0%

Total	100.0%	100.0%	100.0%

Non-U.S. Plans

	Plan Assets at December 31:
Asset Category			2005 Target Allocation
	2004	2003
Equity securities	58.4%	59.1%	58.5%
Debt securities	38.8%	38.5%	39.2%
Real estate	2.0%	1.9%	1.9%
Other	0.8%	0.5%	0.4%

Total	100.0%	100.0%	100.0%

*
See discussion below regarding certain private market assets, and future funding commitments thereof, that are not as liquid as the rest of the publicly traded securities.

        The investment objectives of the PPP portfolio of assets (the Fund) are designed to generate returns that will enable the Fund to meet its future obligations. The precise amount for which these obligations will be settled depends on future events, including the life expectancy of the Plan's members and salary inflation. The obligations are estimated using actuarial assumptions, based on the current economic environment. The Fund's investment strategy balances the requirement to generate return, using higher-returning assets such as equity securities, with the need to control risk in the Fund with less volatile assets, such as fixed income securities. Risks include, among others, inflation, volatility in equity values and changes in interest rates that could cause the Plans to become underfunded, thereby increasing their dependence on contributions from the company. Within each asset class, careful consideration is given to balancing the portfolio among industry sectors, geographies, interest rate sensitivity, dependence on economic growth, currency and other factors that affect investment returns.

        The assets are managed by professional investment firms as well as by investment professionals who are employees of the company. They are bound by precise mandates and are measured against specific benchmarks. Among managers, consideration is given, among others, to balancing security concentration, issuer concentration, investment style, and reliance on particular active investment strategies. Market liquidity risks are tightly controlled, with only a small percentage of the PPP portfolio invested in private market assets consisting of private equities and private real estate investments, which are less liquid than publicly traded securities. The PPP included private market assets comprising approximately 10.1 percent and 10.5 percent of total assets at December 31, 2004 and 2003, respectively. The target allocation for private market assets in 2005 is 10.1 percent. The Fund has $2,628 million in commitments for future private market investments to be made over a number of years. These commitments are expected to be fulfilled from plan assets. Derivatives are primarily used to hedge currency, adjust portfolio duration, and reduce specific market risks.

        Outside the U.S., the investment objectives are similar, subject to local regulations. In some countries, a higher percentage allocation to fixed income securities is required. In others, the responsibility for managing the investments typically lies with a board that may include up to 50 percent of members elected by employees and retirees. This can result in slight differences compared with the strategies described above. Generally, these non-U.S. funds are not permitted to invest in illiquid assets, such as private equities, and their use of derivatives is usually limited to passive currency hedging. During 2004, there was no significant change in the investment strategies of these plans.

        Equity securities include IBM common stock in the amounts of $1,376 million (3.1 percent of total PPP plan assets at December 31, 2004) and $2,144 million (5.1 percent of total PPP plan assets at December 31, 2003).

EXPECTED CONTRIBUTIONS

        In 2005, the company estimates contributions to its non-U.S. plans to be an amount that is equivalent to such contributions in 2004 ($1,085 million). The company could elect to contribute more or less than the amount based on market conditions. The legally mandated minimum contributions to the company's non-U.S. plans is expected to be $361 million. On January 19, 2005, the company elected to make a $1.7 billion contribution to the qualified portion of PPP. Depending upon market conditions, the company may elect to further contribute to the qualified portion of the PPP during 2005.

EXPECTED BENEFIT PAYMENTS

        The following table reflects the total expected benefit payments to plan participants. These payments have been estimated based on the same assumptions used to measure the company's BO at year-end and include benefits attributable to estimated future compensation increases.

(Dollars in millions)					Total Expected Benefit Payments
	U.S. Plans Qualified Payments	U.S. Plans Non-qualified Payments	Non-U.S. Plans Qualified Payments	Non-U.S. Plans Non-qualified Payments
2005	$2,907	$68	$1,532	$301	$4,808
2006	2,914	70	1,577	304	4,865
2007	2,952	73	1,655	307	4,987
2008	2,999	76	1,698	305	5,078
2009	3,053	80	1,757	290	5,180
2010 - 2014	16,315	473	9,520	1,449	27,757

NONPENSION POSTRETIREMENT BENEFITS

        The total cost of the company's nonpension postretirement benefits for the years ended December 31, 2004, 2003 and 2002, was $372 million, $335 million and $353 million, respectively. The company has a defined benefit postretirement plan that provides medical and dental benefits as well as life insurance for U.S. retirees and eligible dependents. The total cost of this plan for the years ended December 31, 2004, 2003 and 2002, was $327 million, $294 million and $324 million, respectively. The changes in the benefit obligation and plan assets for this plan are presented in the following table. Effective July 1, 1999, the company established a "Future Health Account" (FHA) for employees who were more than five years away from retirement eligibility. Employees who were within five years of retirement eligibility are covered under the company's prior retiree health benefits arrangements. Under either the FHA or the prior retiree health benefit arrangements, there is a maximum cost to the company for retiree health benefits. For employees who retired before January 1, 1992, that maximum became effective in 2001. For all other employees, the maximum is effective upon retirement. Effective January 1, 2004, the company amended its postretirement plan to provide that new hires will no longer be eligible for company-subsidized benefits.

        Certain of the company's non-U.S. subsidiaries have similar plans for retirees. However, most of the retirees outside the United States are covered by government-sponsored and administered programs. The total cost of these plans for the years ended December 31, 2004, 2003 and 2002, was $45 million, $41 million and $29 million, respectively. At December 31, 2004 and 2003, Retirement and nonpension postretirement benefit obligations in the Consolidated Statement of Financial Position include non-U.S. postretirement benefit liabilities of $322 million and $270 million, respectively.

        The net periodic postretirement benefit cost for the U.S. plan for the years ended December 31 includes the following components:

(Dollars in millions)
	2004	2003	2002
Service cost	$40	$36	$49
Interest cost	337	382	421
Amortization of prior service costs	(62)	(130)	(147)
Recognized actuarial losses	12	6	30
Divestiture	—	—	(29)

Net periodic postretirement benefit cost	$327	$294	$324

        The changes in the benefit obligation and plan assets of the U.S. plan for 2004 and 2003 are as follows:

(Dollars in millions)
	2004	2003
Change in benefit obligation:
Benefit obligation at beginning of year	$6,181	$5,882
Service cost	40	36
Interest cost	337	382
Actuarial losses/(gains)	(146)	419
Direct benefit payments	(518)	(538)

Benefit obligation at end of year	5,894	6,181

Change in plan assets:
Fair value of plan assets at beginning of year	14	10
Actual return on plan assets	—	—
Employer contributions	35	—
Participant contributions	187	153
Benefits paid from trust	(186)	(149)

Fair value of plan assets at end of year	50	14

Benefit obligation in excess of plan assets	(5,844)	(6,167)
Unrecognized net actuarial losses	846	1,004
Unrecognized prior service costs	(301)	(363)

Accrued postretirement benefit liability recognized in the Consolidated Statement of Financial Position	$(5,299)	$(5,526)

        The benefit obligation was determined by applying the terms of medical, dental and life insurance plans, including the effects of established maximums on covered costs, together with relevant actuarial assumption.

WEIGHTED-AVERAGE DISCOUNT RATE ASSUMPTIONS USED TO DETERMINE:	2004	2003	2002
The year-end benefit obligation at December 31	5.75%	6.0%	6.75%
The net periodic post-retirement benefit costs for years ended December 31	6.0%	6.75%	7.0%

        For the years ended December 31, 2004, 2003 and 2002, the plan assets of $50 million, $14 million and $10 million, respectively, were invested in short-term highly liquid fixed income securities, and as a result, the expected long-term return on plan assets and the actual return on those assets were not material for those years.

        The company evaluates its actuarial assumptions on an annual basis and considers changes in these long-term factors based upon market conditions and the requirements of SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions." The discount rate changes did not have a material effect on net postretirement benefit cost for the years ended December 31, 2004, 2003 and 2002.

ASSUMED HEALTH CARE COST TREND RATES AT DECEMBER 31:	2004	2003
Health care cost trend rate assumed for next year	10.0%	8.9%
Rate to which the cost trend rate is assumed to decline (the ultimate trend rate)	5.0%	4.5%
Number of years to ultimate trend rate	5	4

        The health care cost trend rate has an insignificant effect on plan costs and obligations. A one-percentage-point change in the assumed health care cost trend rate would have the following effects as of December 31, 2004:

(Dollars in millions)	One-Percentage- Point Increase	One-Percentage- Point Decrease
Effect on total service and interest cost	NM	NM
Effect on post retirement benefit obligation	$3	$(5)

NM—Not meaningful as the impact would be less than $1 million.

PLAN ASSETS

        The company's nonpension postretirement benefit plan assets at December 31, 2004 and 2003 are comprised of short-term fixed-income investments.

        This plan is not funded. The company makes payments from company funds as they become due and also maintains a nominal, highly liquid fund balance to ensure payments are made timely.

RECENTLY ENACTED LEGISLATION

        The Medicare Prescription Drug Improvement and Modernization Act of 2003 (the Medicare Act) was signed into law on December 8, 2003. The Act introduces a prescription drug benefit under Medicare (Medicare Part D) as well as a federal subsidy to sponsors of retiree health care benefit plans that provide a prescription drug benefit that is at least actuarially equivalent to Medicare Part D.

        The method of determining whether a sponsor's plan will qualify for actuarial equivalency was issued in January 2005 by the U.S. Department of Health and Human Services (HHS). While the company is currently evaluating the guidance provided by HHS, based on the current interpretation of the guidance and in relation to the company's current plan design, any savings to the company are expected to be immaterial.

        FSP No. 106-2, "Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003," issued in the second quarter of 2004, provides guidance on the accounting for the effects of the Medicare Act, including the accounting for and disclosure of any federal subsidy provided by the Medicare Act.

        The enactment of the Medicare Act was not a "significant event" as defined by SFAS No. 106 for the company's nonpension postretirement benefit plans (the Plans) and therefore, the company did not remeasure plan assets and obligations. As discussed above, any federal subsidy related to prescription drug benefits provided under the Plans is expected to be immaterial, based on the current interpretation of the Medicare Act. As a result, the company's accumulated postretirement benefit obligations as of December 31, 2004 and the net periodic postretirement benefit costs for the year ended December 31, 2004, were not impacted by the Medicare Act. The company will be required to reflect any changes to participation rates and other healthcare cost assumptions, as a result of the Medicare Act, at the company's next measurement date in 2005. The impact of any such change is not expected to have a material impact on the company's Consolidated Financial Statements.

x.    Segment Information

        The company uses business insight and its portfolio of IT capabilities to create client solutions. The company operates primarily in a single industry using several segments that create value by offering solutions that include, either singularly or in some combination, services, software, hardware and financing.

        Organizationally, the company's major operations comprise a Global Services segment; a Software segment; two hardware product segments—Systems and Technology Group and Personal Systems Group; a Global Financing segment; and an Enterprise Investments segment. The segments represent components of the company for which separate financial information is available that is utilized on a regular basis by the chief executive officer in determining how to allocate the company's resources and evaluate performance. The segments are determined based on several factors, including client base, homogeneity of products, technology, delivery channels and similar economic characteristics.

        Information about each segment's business and the products and services that generate each segment's revenue is located in the "Description of Business" section of the Management Discussion on pages 15 and pages 21 to 23.

        In 2003, the company renamed all of its hardware segments without changing the organization of these segments. The Enterprise Systems segment was renamed the Systems Group segment, the Personal and Printing Systems segment was renamed the Personal Systems Group segment and the Technology segment was renamed the Technology Group segment.

        Over recent years, the company has been developing and enhancing a "one team" approach to the collaboration between the Systems Group and the Technology Group. This relationship is crucial given the core technology of the Systems Group products is a key competitive differentiator for the company. The degree of this collaboration has increased whereby in 2004, the company is managing these groups as one. Accordingly, in the first quarter of 2004, the company combined the two segments into one reporting segment. The new Systems and Technology Group segment generates one consolidated set of financial results, which senior management uses for joint strategy, budgets, and resource allocation decisions, as well as performance and compensation scoring.

        Segment revenue and pre-tax income include transactions between the segments that are intended to reflect an arm's-length transfer price. Specifically, semiconductors are sourced internally from the Systems and Technology Group segment for use in the manufacture of the Personal Systems Group segment products. In addition, hardware and software that are used by the Global Services segment in outsourcing engagements are mostly sourced internally from the Systems and Technology Group, Personal Systems Group and Software segments. For the internal use of IT services, the Global Services segment recovers cost, as well as a reasonable fee, reflecting the arm's-length value of providing the services. The Global Services segment enters into arm's-length leases at prices equivalent to market rates with the Global Financing segment to facilitate the acquisition of equipment used in services engagements. Generally, all internal transaction prices are reviewed and reset annually, if appropriate.

        The company uses shared-resources concepts to realize economies of scale and efficient use of resources. Thus, a considerable amount of expense is shared by all of the company's segments. This expense represents sales coverage, marketing and support functions such as Accounting, Treasury, Procurement, Legal, Human Resources, and Billing and Collections. Where practical, shared expenses are allocated based on measurable drivers of expense, e.g., headcount. When a clear and measurable driver cannot be identified, shared expenses are allocated on a financial basis that is consistent with the company's management system; e.g., image advertising is allocated based on the gross profits of the segments. The unallocated corporate amounts arising from certain acquisitions, indirect infrastructure reductions, certain IP income, miscellaneous tax items and the unallocated corporate expense pool are recorded in net income but are not allocated to the segments.

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

MANAGEMENT SYSTEM SEGMENT VIEW

(Dollars in millions)
		Hardware
FOR THE YEAR ENDED DECEMBER 31:	Global Services	Systems and Technology Group	Personal Systems Group	Software	Global Financing	Enterprise Investments	Total Segments
2004:
External revenue	$46,213	$17,916	$12,794	$15,094	$2,607	$1,180	$95,804
Internal revenue	3,131	1,051	173	1,805	1,287	8	7,455

Total revenue	$49,344	$18,967	$12,967	$16,899	$3,894	$1,188	$103,259

Pre-tax income/(loss)	$4,657	$2,265	$162	$4,541	$1,494	$(187)	$12,932

Revenue year-to-year change	8.5%	9.4%	12.2%	6.1%	(5.6)%	11.0%	8.1%
Pre-tax income year-to-year change	3.5%	23.9%	NM	19.2%	26.4%	25.8%	18.1%
Pre-tax income margin	9.4%	11.9%	1.2%	26.9%	38.4%	(15.7)%	12.5%
2003:
External revenue	$42,635	$16,469	$11,387	$14,311	$2,827	$1,065	$88,694
Internal revenue	2,837	865	171	1,613	1,300	5	6,791

Total revenue	$45,472	$17,334	$11,558	$15,924	$4,127	$1,070	$95,485

Pre-tax income/(loss)	$4,499	$1,828	$(118)	$3,808	$1,182	$(252)	$10,947

Revenue year-to-year change	16.0%	2.5%	3.3%	11.4%	(0.4)%	4.3%	10.0%
Pre-tax income year-to-year change	23.0%	NM	NM	7.1%	23.8%	14.0%	29.2%
Pre-tax income margin	9.9%	10.5%	(1.0)%	23.9%	28.6%	(23.6)%	11.5%
2002:
External revenue	$36,360	$16,195	$11,049	$13,074	$3,203	$1,022	$80,903
Internal revenue	2,854	711	139	1,225	939	4	5,872

Total revenue	$39,214	$16,906	$11,188	$14,299	$4,142	$1,026	$86,775

Pre-tax income/(loss)	$3,657	$538	$57	$3,556	$955	$(293)	$8,470

Revenue year-to-year change	4.3%	(10.8)%	(7.2)%	2.7%	(2.4)%	(8.6)%	(1.3)%
Pre-tax income year-to-year change	(29.1)%	(74.1)%	137.3%	12.2%	(16.4)%	7.6%	(23.6)%
Pre-tax income margin	9.3%	3.2%	0.5%	24.9%	23.1%	(28.6)%	9.8%

NM—Not Meaningful

RECONCILIATIONS TO IBM AS REPORTED

(Dollars in millions)
FOR THE YEAR ENDED DECEMBER 31	2004	2003	2002
Revenue:
Total reportable segments	$103,259	$95,485	$86,775
Other revenue and adjustments	489	437	283
Elimination of internal revenue	(7,455)	(6,791)	(5,872)

Total IBM consolidated	$96,293	$89,131	$81,186

(Dollars in millions)
FOR THE YEAR ENDED DECEMBER 31	2004	2003	2002
Pre-Tax Income:
Total reportable segments	$12,932	$10,947	$8,470
Elimination of internal transactions	(152)	(89)	(198)
Unallocated corporate amounts	(752)	16	(748)

Total IBM consolidated	$12,028	$10,874	$7,524

IMMATERIAL ITEMS

Investment in Equity Alliances and Equity Alliances Gains/(Losses)

        The investments in equity alliances and the resulting gains and (losses) from these investments that are attributable to the segments do not have a material effect on the financial position or the financial results of the segments.

SEGMENT ASSETS AND OTHER ITEMS

        The Global Services assets are primarily accounts receivable, goodwill, maintenance inventory, and plant, property and equipment including those associated with the segment's outsourcing business. The Software segment assets are mainly goodwill, plant, property and equipment, and investment in capitalized software. The assets of the Hardware segments are primarily inventory and plant, property and equipment. The assets of the Global Financing segment are primarily financing receivables and fixed assets under operating leases.

        To accomplish the efficient use of the company's space and equipment, it usually is necessary for several segments to share plant, property and equipment assets. Where assets are shared, landlord ownership of the assets is assigned to one segment and is not allocated to each user segment. This is consistent with the company's management system and is reflected accordingly in the schedule on page 90. In those cases, there will not be a precise correlation between segment pre-tax income and segment assets.

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

        The Global Financing segment amounts on page 90 for Interest income and Cost of Global Financing interest expense reflect the interest income and interest expense associated with the Global Financing business, including the intercompany financing activities discussed on page 35 as well as the income from the investment in cash and marketable securities. The explanation of the difference between Cost of Global Financing and Interest expense for segment presentation versus presentation in the Consolidated Statement of Earnings is included on page 38 of the Management Discussion.

MANAGEMENT SYSTEM SEGMENT VIEW

(Dollars in millions)
		Hardware
FOR THE YEAR ENDED DECEMBER 31:	Global Services	Systems and Technology Group	Personal Systems Group	Software	Global Financing	Enterprise Investments	Total Segments
2004:
Assets	$19,123	$8,669	$1,940	$5,278	$34,589	$68	$69,667
Depreciation/amortization of intangibles:
Continuing operations	1,713	1,175	87	658	2,013	6	5,652
Discontinued operations	—	—	—	—	—	—	—
Capital expenditures/investment in intangibles:
Continuing operations	1,953	968	71	434	2,229	6	5,661
Discontinued operations	—	—	—	—	—	—	—
Interest income	—	—	—	—	2,355	—	2,355
Interest expense	—	—	—	—	584	—	584
2003:
Assets*	$16,683	$8,751	$1,894	$4,682	$35,916	$69	$67,995
Depreciation/amortization of intangibles:*
Continuing operations	1,581	1,141	95	641	2,160	7	5,625
Discontinued operations	—	10	—	—	—	—	10
Capital expenditures/investment in intangibles:*
Continuing operations	1,753	1,241	109	393	2,318	6	5,820
Discontinued operations	—	5	—	—	—	—	5
Interest income	—	—	—	—	2,349	—	2,349
Interest expense	—	—	—	—	653	—	653
2002:
Assets*	$14,462	$8,827	$1,776	$2,992	$35,242	$88	$63,387
Depreciation/amortization of intangibles:*
Continuing operations	1,236	1,541	116	508	2,413	8	5,822
Discontinued operations	—	617	—	—	—	—	617
Capital expenditures/investment in intangibles:*
Continuing operations	1,294	1,672	96	385	2,561	9	6,017
Discontinued operations	—	323	—	—	—	—	323
Interest income	—	—	—	—	2,703	—	2,703
Interest expense	—	—	—	—	825	—	825

*
Reclassified to conform with 2004 presentation

RECONCILIATIONS TO IBM AS REPORTED

(Dollars in millions)
AT DECEMBER 31:	2004	2003*	2002*
Assets:
Total reportable segments	$69,667	$67,995	$63,387
Elimination of internal transactions	(5,814)	(5,596)	(4,993)
Unallocated amounts:
Cash and marketable securities	9,421	6,523	4,568
Notes and accounts receivable	3,872	3,334	3,553
Deferred tax assets	4,899	6,486	6,631
Plant, other property and equipment	3,522	3,380	3,239
Pension assets	20,381	18,416	15,996
Other	3,235	3,919	4,103

Total IBM consolidated	$109,183	$104,457	$96,484

*
Reclassified to conform with 2004 presentation.

REVENUE BY CLASSES OF SIMILAR PRODUCTS OR SERVICES

        For the Personal Systems Group, Software and Global Financing segments, the segment data on page 88 represents the revenue contributions from the products that are contained in the segments and that are basically similar in nature. The following table provides external revenue for similar classes of products within the Systems and Technology Group, Global Services and Enterprise Investments segments. The Systems and Technology Group segment's OEM hardware comprises revenue primarily from the sale of semiconductors and display devices. Technology services comprise the Systems and Technology Group's circuit design business for its OEM clients as well as the component design services, strategic outsourcing of clients' design team work, and technology and manufacturing consulting services associated with the Engineering & Technology Services Division. The Systems and Technology Group segment's storage comprises revenue from TotalStorage disk storage systems, tape subsystems and networking hardware. Enterprise Investments software revenue is primarily from product life-cycle management products. The following table is presented on a continuing operations basis.

(Dollars in millions)
	Consolidated
FOR THE YEAR ENDED DECEMBER 31:
	2004	2003	2002
Global Services:
Services	$40,517	$37,178	$31,290
Maintenance	5,696	5,457	5,070
Systems and Technology Group:
Servers	$12,460	$11,148	$10,047
Storage	2,898	2,849	2,581
Microelectronics OEM	2,131	2,142	3,226
Technology services	424	325	323
Networking products	3	5	18
Enterprise Investments:
Software	$1,131	$981	$916
Hardware	37	72	95
Others	12	12	11

MAJOR CLIENTS

        No single client represents 10 percent or more of the company's total revenue.

GEOGRAPHIC INFORMATION

(Dollars in millions)
	Revenue*			Long-Lived Assets**+
FOR THE YEAR ENDED DECEMBER 31:
	2004	2003	2002	2004	2003++	2002++
United States	$35,637	$33,762	$32,759	$29,780	$29,929	$28,064
Japan	12,295	11,694	10,939	2,701	2,738	2,814
Other countries	48,361	43,675	37,488	20,600	16,373	13,027

Total	$96,293	$89,131	$81,186	$53,081	$49,040	$43,905

*
Revenues are attributed to countries based on location of client and are for continuing operations.

**
Includes all non-current assets except non-current financial instruments and deferred tax assets.

+
At December 31

++
Reclassified to conform with 2004 presentation.

Five-Year Comparison of Selected Financial Data

(Dollars in millions except per share amounts)
FOR THE YEAR:	2004	2003	2002	2001	2000
Revenue	$96,293	$89,131	$81,186	$83,067	$85,089
Income from continuing operations	8,448	7,613	5,334	8,146	7,874
(Loss)/income from discontinued operations	(18)	(30)	(1,755)	(423)	219
Net income	8,430	7,583	3,579	7,723	8,093
Earnings/(loss) per share of common stock:
Assuming dilution:
Continuing operations	4.94	4.34	3.07	4.59	4.32
Discontinued operations	(0.01)	(0.02)	(1.01)	(0.24)	0.12

Total	4.93	4.32	2.06	4.35	4.44
Basic:
Continuing operations	5.04	4.42	3.13	4.69	4.45
Discontinued operations	(0.01)	(0.02)	(1.03)	(0.24)	0.12

Total	5.03	4.40	2.10	4.45	4.58	*
Cash dividends paid on common stock	1,174	1,085	1,005	956	909
Per share of common stock	0.70	0.63	0.59	0.55	0.51
Investment in plant, rental machines and other property	4,368	4,398	5,022	5,660	5,616
Return on stockholders' equity	29.3%	29.9%	15.5%	35.3%	40.0%

AT END OF YEAR:	2004	2003	2002	2001	2000
Total assets	$109,183	$104,457	$96,484	$90,303	$90,412
Net investment in plant, rental machines and other property	15,175	14,689	14,440	16,504	16,714
Working capital**	7,172	7,039	7,257	7,483	7,474
Total debt	22,927	23,632	26,017	27,151	28,576
Stockholders' equity	29,747	27,864	22,782	23,448	20,550

*
Does not total due to rounding.

**
Reclassified to conform with 2004 presentation.

Selected Quarterly Data

(Dollars in millions except per share amounts and stock prices)
2004:	First Quarter		Second Quarter		Third Quarter		Fourth Quarter	Full Year
Revenue	$22,175	*	$23,098	*	$23,349	*	$27,671	$96,293	*
Gross profit	8,009		8,525		8,646		10,852	36,032
Income from continuing operations	1,603		1,990		1,800		3,055	8,448
Loss from discontinued operations	(1)		(2)		—		(15)	(18)

Net income	1,602		1,988		1,800		3,040	8,430
Earnings/(loss) per share of common stock:
Assuming dilution:
Continuing operations	0.93		1.16		1.06		1.81	4.94	**
Discontinued operations	—		—		—		(0.01)	(0.01)

Total	0.93		1.16		1.06		1.80	4.93	**
Basic:
Continuing operations	0.95		1.18		1.08		1.84	5.04	**
Discontinued operations	—		—		—		(0.01)	(0.01)

Total	0.95		1.18		1.08		1.83	5.03	**
Dividends per share of common stock	0.16		0.18		0.18		0.18	0.70
Stock prices++:
High	$100.43		$94.55		$88.44		$99.00
Low	89.01		85.12		81.90		84.29

(Dollars in millions except per share amounts and stock prices)

2003:	First Quarter	Second Quarter	Third Quarter	Fourth Quarter		Full Year
Revenue	$20,065	$21,631	$21,522	$25,913		$89,131
Gross profit	7,233	7,998	7,812	9,975		33,018
Income from continuing operations	1,387	1,725	1,785	2,716		7,613
Loss from discontinued operations	(3)	(20)	—	(7)		(30)

Net income	1,384	1,705	1,785	2,709		7,583
Earnings/(loss) per share of common stock:
Assuming dilution:
Continuing operations	0.79	0.98	1.02	1.56		4.34	**
Discontinued operations	—	(0.01)	—	—		(0.02	)**

Total	0.79	0.97	1.02	1.55	+	4.32	**
Basic:
Continuing operations	0.80	1.00	1.04	1.59		4.42	**
Discontinued operations	—	(0.01)	—	—		(0.02	)**

Total	0.80	0.99	1.04	1.59		4.40	**
Dividends per share of common stock	0.15	0.16	0.16	0.16		0.63
Stock prices++:
High	$88.95	$90.40	$93.47	$94.54
Low	73.17	78.12	78.73	87.53

*
See page 12, "Subsequent Event" for additional information regarding 2004 quarterly revenue.

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

BOARD OF DIRECTORS

Seated left to right:

Cathleen Black President Hearst Magazines

Samuel J. Palmisano Chairman, President and Chief Executive Officer IBM

Carlos Ghosn Co-Chairman, President and Chief Executive Officer Nissan Motor Co., Ltd.

John B. Slaughter* President and Chief Executive Officer National Action Council for Minorities in Engineering, Inc.

Lorenzo H. Zambrano Chairman and Chief Executive Officer CEMEX, S.A. de C.V.

Standing left to right:

Minoru Makihara Senior Corporate Advisor and Former Chairman Mitsubishi Corporation

Nannerl O. Keohane* Retired President Duke University

Sidney Taurel Chairman, President and Chief Executive Officer Eli Lilly and Company

Kenneth I. Chenault Chairman and Chief Executive Officer American Express Company

Juergen Dormann Chairman ABB Ltd

Charles F. Knight Chairman Emeritus Emerson Electric Co.

Lucio A. Noto Managing Partner Midstream Partners LLC

Joan E. Spero President Doris Duke Charitable Foundation

Michael L. Eskew Chairman and Chief Executive Officer United Parcel Service, Inc.

Charles M. Vest President Emeritus Massachusetts Institute of Technology

• Term on Board will end on April 26, 2005

SENIOR EXECUTIVE OFFICERS

Nicholas M. Donofrio Senior Vice President Technology and Manufacturing

Douglas T. Elix Senior Vice President and Group Executive Sales and Distribution Group

Jesse J. Greene, Jr. Vice President and Treasurer

J. Bruce Harreld Senior Vice President Strategy

Paul M. Horn Senior Vice President Research

Jon C. Iwata Senior Vice President Communications

John R. Joyce Senior Vice President and Group Executive Global Services

John E. Kelly, III Senior Vice President Technology and Intellectual Property

Abby F. Kohnstamm Senior Vice President Marketing

Edward M. Lineen Senior Vice President and General Counsel

Mark Loughridge Senior Vice President and Chief Financial Officer

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

Daniel E. O'Donnell Vice President Assistant General Counsel and Secretary

Samuel J. Palmisano Chairman of the Board President and Chief Executive Officer

Linda S. Sanford Senior Vice President Enterprise On Demand Transformation and Information Technology

Stephen M. Ward, Jr. Senior Vice President and General Manager Personal Systems Group

Timothy S. Shaughnessy Vice President and Controller

William M. Zeitler Senior Vice President and Group Executive Systems and Technology Group

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

        IBM files reports with the Securities and Exchange Commission (SEC), including annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and any other filings required by the SEC. Certifications by IBM's Chief Executive Officer and Chief Financial Officer are included in SEC reports and submissions to the New York Stock Exchange as required.

        IBM's website (http://www.ibm.com) contains a significant amount of information about IBM, including the company's annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and all amendments to those reports as soon as reasonably practicable after such material is electronically filed with or furnished to the SEC (http://www.ibm.com/investor). These materials are available free of charge on or through the company's website.

        The public may read and copy any materials the company files with the SEC at the SEC's Public Reference Room at 450 Fifth Street, NW, Washington, DC 20549. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC maintains an Internet site (http://www.sec.gov) that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC.

        Visit www.ibm.com/ibm/responsibility to learn about IBM's positions and progress on issues of corporate responsibility—including its community relations programs, employee programs, supply chain, corporate governance, management system, well-being and safety programs, environmental and energy priorities, and the importance for IBM of diversity in the workplace and the marketplace.

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

ANNUAL MEETING

        The IBM Annual Meeting of Stockholders will be held on Tuesday, April 26, 2005, at 10 a.m. at the Charleston Area Convention Center, 5001 Coliseum Drive, North Charleston, South Carolina.

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
  P.O. Box 43072
  Providence, Rhode Island 02940-3072
  (888) IBM-6700

        Investors residing outside the United States, Canada and Puerto Rico should call (781) 575-2727.

        The Form 10-K Annual Report and Form 10-Q Quarterly Reports to the SEC provide additional information on IBM's business. The 10-K report is released in February; 10-Q reports are released in May, August and November.

        An audio cassette recording of the 2004 Annual Report will be available for sight-impaired stockholders in June.

GENERAL INFORMATION

        For answers to general questions about IBM from within the continental United States, call (800) IBM-4YOU. From outside the United States, call (404) 238-1234.

CORPORATE OFFICES

  International Business Machines Corporation
  New Orchard Road
  Armonk, New York 10504
  (914) 499-1900

        The IBM Annual Report is printed on recycled paper and is recyclable. AIX, BladeCenter, Candle, DB2, Domino, eServer, IBM, iSeries, Lotus, Lotus Notes, pSeries, POWER5, PowerPC, Rational, ThinkPad, ThinkVantage, Tivoli, WebSphere, xSeries and zSeries are trademarks of International Business Machines Corporation or its wholly owned subsidiaries. Java is a trademark of Sun Microsystems, Inc. Linux is a trademark of Linus Torvalds. Windows is a trademark of Microsoft Corporation. UNIX is a registered trademark of The Open Group in the United States and other countries. Other company, product and service names may be trademarks or service marks of others.

        Printed in the U.S.A. G507-0501-11

QuickLinks

FINANCIAL REPORT International Business Machines Corporation and Subsidiary Companies
REPORT OF MANAGEMENT International Business Machines Corporation and Subsidiary Companies
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM International Business Machines Corporation and Subsidiary Companies
MANAGEMENT DISCUSSION International Business Machines Corporation and Subsidiary Companies
CONSOLIDATED STATEMENT OF EARNINGS International Business Machines Corporation and Subsidiary Companies
CONSOLIDATED STATEMENT OF EARNINGS (Continued) International Business Machines Corporation and Subsidiary Companies
CONSOLIDATED STATEMENT OF FINANCIAL POSITION International Business Machines Corporation and Subsidiary Companies
CONSOLIDATED STATEMENT OF CASH FLOWS International Business Machines Corporation and Subsidiary Companies
CONSOLIDATED STATEMENT OF CASH FLOWS International Business Machines Corporation and Subsidiary Companies
CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY International Business Machines Corporation and Subsidiary Companies
CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY International Business Machines Corporation and Subsidiary Companies
CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY International Business Machines Corporation and Subsidiary Companies
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS International Business Machines Corporation and Subsidiary Companies