Form 10-K, Exhibit 13
period 2006-12-31
INTERNATIONAL BUSINESS MACHINES CORP
filed 2007-02-27
CIK 51143

Exhibit 13

REPORT OF FINANCIALS

INTERNATIONAL BUSINESS MACHINES CORPORATION AND SUBSIDIARY COMPANIES

MANAGEMENT DISCUSSION

Road Map		12
Forward-Looking and Cautionary Statements		13
Management Discussion Snapshot		14
Description of Business		15
Year in Review		22
Prior Year in Review		37
Discontinued Operations		41
Other Information		41
Looking Forward		41
Liquidity and Capital Resources		43
Critical Accounting Estimates		45
Currency Rate Fluctuations		47
Market Risk		47
Financing Risks		48
Employees and Related Workforce		48
Global Financing		49

REPORT OF MANAGEMENT		54

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

CONSOLIDATED FINANCIAL STATEMENTS

Earnings		56
Financial Position		57
Cash Flows		58
Stockholders’ Equity		59

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

A	Significant Accounting Policies	62
B	Accounting Changes	71
C	Acquisitions/Divestitures	73
D	Financial Instruments (excluding derivatives)	78
E	Inventories	79
F	Financing Receivables	79
G	Plant, Rental Machines and Other Property	79
H	Investments and Sundry Assets	80
I	Intangible Assets Including Goodwill	80
J	Securitization of Receivables	81
K	Borrowings	81
L	Derivatives and Hedging Transactions	83
M	Other Liabilities	87
N	Stockholders’ Equity Activity	88
O	Contingencies and Commitments	89
P	Taxes	92
Q	Research, Development and Engineering	93
R	2005 Actions	93
S	Earnings Per Share of Common Stock	95
T	Rental Expense and Lease Commitments	96
U	Stock-Based Compensation	96
V	Retirement-Related Benefits	100
W	Segment Information	111
X	Subsequent Events	115

FIVE-YEAR COMPARISON OF SELECTED FINANCIAL DATA		116

SELECTED QUARTERLY DATA		117

PERFORMANCE GRAPHS		118

BOARD OF DIRECTORS AND SENIOR EXECUTIVE OFFICERS		120

STOCKHOLDER INFORMATION		121

MANAGEMENT DISCUSSION

INTERNATIONAL BUSINESS MACHINES CORPORATION AND SUBSIDIARY COMPANIES

ROAD MAP

The financial section of the International Business Machines Corporation (IBM or the company) 2006 Annual Report, consisting of this Management Discussion, the Consolidated Financial Statements that follow and the notes related thereto, comprises 108 pages of information. This Road Map is designed to provide the reader with some perspective regarding the information contained in the financial section.

IBM’S BUSINESS MODEL

The company’s business model is built to support two principal goals: helping clients succeed in delivering business value by becoming more innovative, efficient and competitive through the use of business insight and information technology (IT) solutions; and, providing long-term value to shareholders. In addition to these goals, the company is committed to its employees and the communities in which it operates.

In support of these objectives, the business model has been developed over time through strategic investments in capabilities and technologies that have the best long-term growth and profitability prospects based on the value they deliver to clients.

The company’s strategy is to focus on the high-growth, high-value segments of the IT industry. The company’s broad capabilities include services, software, hardware, fundamental research, financing and the component technologies used to build larger systems. These global capabilities are combined to provide business insight and solutions in the enterprise computing space.

The business model is flexible, and allows for periodic rebalancing. In 2006, 13 acquisitions were completed, all focused on expanding the company’s software and services capabilities, at an aggregate cost of approximately $4.8 billion. In January 2007, the company announced its intent to form a joint venture with Ricoh Company based on the company’s Printing Systems business.

The business model, supported by the company’s long-term financial model, enables the company to deliver consistently strong earnings, cash flows and high returns on invested capital in changing economic environments.

TRANSPARENCY

Transparency is a primary goal of successful financial reporting. The following are the key elements found in this year’s Annual Report.

•                  The company, in accordance with Section 404 of the Sarbanes-Oxley Act of 2002, conducted an evaluation of its internal control over financial reporting and concluded that the internal control over financial reporting was effective as of December 31, 2006.

•                  The Management Discussion is designed to provide readers with a view of the company’s results and certain factors that may affect future prospects from the perspective of the company’s management. Within the “Management Discussion Snapshot,” on pages 14 to 15, the key messages and details will give readers the ability to quickly assess the most important drivers of performance within this brief overview.

•                  The Management Discussion reflects the company’s continued and improving strength in providing client- and industry-specific solutions utilizing its broad capabilities. The sections on “Description of the Business” on page 15, “Results of Continuing Operations” on page 22, “Financial Position” on page 32, and “Looking Forward” on page 41, are all written from the perspective of the consolidated entity. Detailed analysis for each of the company’s segments is also included and appears on pages 29 to 32.

•                  Global Financing is a business segment within the company that is measured as if it were a standalone entity. A separate “Global Financing” section beginning on page 49 is not included in the consolidated perspective that is referred to above. This section is separately presented given this segment’s unique impact on the company’s financial condition and leverage.

•                  Effective December 31, 2006, the company adopted the provisions of Statement of Financial Accounting Standards (SFAS) No. 158, “Employer’s Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment to FASB Statements No. 87, 88, 106, and 132(R).” SFAS No. 158 requires that the funded status of the company’s pension and nonpension postretirement benefit plans be recognized as an asset or a liability in the Consolidated Statement of Financial Position, the recognition of any changes in that funded status in the year in which the changes occur and the recognition of previously unrecognized gains/(losses), prior service costs/(credits) and transition assets as a component of Accumulated gains and (losses) not affecting retained earnings in the Consolidated Statement of Stockholder’s Equity. The adoption of SFAS No. 158 had a significant non-cash impact on the company’s reported financial position and stockholders' reducing equity by $9.5 billion, net of tax. The adoption of SFAS No. 158 had no impact on the company’s existing debt covenants, credit ratings

Management Discussion	12
Road Map	12
Forward-Looking and Cautionary Statements	13
Management Discussion Snapshot	14
Description of Business	15
Year in Review	22
Prior Year in Review	37
Discontinued Operations	41
Other Information	41
Global Financing	49

Report of Management	54

Report of Independent Registered Public Accounting Firm	55

Consolidated Statements	56

or financial flexibility. See note V, “Retirement-Related Benefits” on pages 100 to 111 for additional information, including the incremental effect on the Consolidated Statement of Financial Position.

•                  The company divested its Personal Computing business to Lenovo on April 30, 2005. The details of this significant transaction are discussed in note C, “Acquisitions/Divestitures,” on pages 77 and 78. As a result of this divestiture, the company’s reported financial results do not include any activity in 2006 and include four months of activity for the Personal Computing Division in 2005 as compared to 12 months in 2004. This lack of comparable periods has a material impact on the company’s reported revenue growth. Therefore, in the Management Discussion, within the “Year in Review” section on pages 22 to 25 and the “Prior Year in Review” section on pages 37 and 38, the company has presented an analysis of revenue both on an as-reported basis and on a basis that excludes the revenue from the divested Personal Computing business from both the 2005 and 2004 periods. The company believes that the analysis that excludes the Personal Computing revenue is a better indicator of the company’s operational revenue performance on an ongoing basis.

•                  IBM made changes to its management system effective as of the first quarter of 2006. In accordance with SFAS No. 131, “Disclosures about Segments of an Enterprise and Related Information,” these changes impacted the company’s reportable segments and resulted in the reclassification of certain revenue and cost within its Consolidated Statement of Earnings from previously reported information. See note W, “Segment Information” on page 111 for additional information on the changes in reportable segments. These changes did not impact IBM’s total revenue, cost, expense, net income, earnings per share, Consolidated Statement of Financial Position or Consolidated Statement of Cash Flows from previously reported information. The Consolidated Statement of Earnings on page 56 reflects these changes for all periods presented.

•                  The reference to constant currency in the Management Discussion is made so that certain financial results can be viewed without the impacts of changing foreign currency exchange rates and therefore facilitates a comparative view of business growth. See “Currency Rate Fluctuations” on page 47 for additional information.

•                  Within the financial tables in this Annual Report, certain columns and rows may not add due to the use of rounded numbers for disclosure purposes. Percentages reported in the financial tables throughout this Annual Report are calculated from the underlying whole-dollar numbers.

HELPFUL HINTS

Organization of Information

•                  This Management Discussion section provides the reader of the financial statements with a narrative on the company’s financial results. It contains the results of operations for each segment of the business, followed by a description of the company’s financial position, as well as certain employee data. It is useful to read the Management Discussion in conjunction with note W, “Segment Information,” on pages 111 to 115.

•                  Pages 56 through 61 include the Consolidated Financial Statements. These statements provide an overview of the company’s income and cash flow performance and its financial position.

•                  The notes follow the Consolidated Financial Statements. Among other things, the notes contain the Among other things, the notes contain the company’s accounting policies (pages 62 to 71), acquisitions and divestitures (pages 73 to 78), detailed information on specific items within the financial statements, certain contingencies and commitments (pages 89 to 92), and the results of each IBM segment (pages 111 to 115).

DISCONTINUED OPERATIONS

On December 31, 2002, the company sold its hard disk drive (HDD) business to Hitachi, Ltd. (Hitachi). The HDD business was accounted for as a discontinued operation under generally accepted accounting principles (GAAP) which requires that the income statement and cash flow information be reformatted to separate the divested business from the company’s continuing operations. See page 41 for additional information.

FORWARD-LOOKING AND CAUTIONARY STATEMENTS

Certain statements contained in this Annual Report may constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements involve a number of risks, uncertainties and other factors that could cause actual results to be materially different, as discussed more fully elsewhere in this Annual Report and in the company’s filings with the Securities and Exchange Commission (SEC), including the company’s 2006 Form 10-K filed on February 27, 2007.

MANAGEMENT DISCUSSION SNAPSHOT

(Dollars and shares in millions except per share amounts)

			YR. TO YR.
			PERCENT/
			MARGIN
FOR THE YEAR ENDED DECEMBER 31:	2006	2005	CHANGE
Revenue	$91,424	$91,134	0.3*	%
Gross profit margin	41.9%	40.1%	1.8	pts.
Total expense and other income	$24,978	$24,306	2.8%
Total expense and other income to revenue ratio	27.3%	26.7%	0.7	pts.
Income from continuing operations before income taxes	$13,317	$12,226	8.9%
Provision for income taxes	$3,901	$4,232	(7.8)%
Income from continuing operations	$9,416	$7,994	17.8%
Earnings per share of common stock:
Assuming dilution:
Continuing operations	$6.06	$4.91	23.4%
Discontinued operations	0.05	(0.01)	NM
Cumulative effect of change in accounting principle	—	(0.02)	NM
Total	$6.11	$4.87	25.5%
Weighted-average shares outstanding: Diluted	1,553.5	1,627.6	(4.6)%
Assets**	$103,234	$105,748	(2.4)%
Liabilities**	$74,728	$72,650	2.9%
Equity**	$28,506	$33,098	(13.9)%

* Flat when adjusted for currency.

** At December 31.

NM—Not meaningful

CONTINUING OPERATIONS

The company’s 2006 performance was the result of a series of actions taken over the last several years to steadily transform the company. The company has divested of businesses that are commoditizing, while investing in targeted acquisitions to continue to build capabilities in higher value areas. The company has also been focused on increasing productivity, to expand margins and improve efficiency. In addition, it has accelerated its move to become a globally integrated company. These actions have resulted in a more balanced mix of businesses and a stronger, more competitive and sustainable global business. The company’s 2006 financial results reflect this improved business model.

The company divested its Personal Computing business on April 30, 2005. Therefore, the company’s reported results for 2006 do not include any activity for the Personal Computing Division, while the results for 2005 include four months of activity.

Total revenue, as reported, increased 0.3 percent versus 2005; excluding the Personal Computing business external revenue from 2005, total 2006 revenue increased 3.6 percent (3.2 percent adjusted for currency). Pre-tax income from continuing operations grew 8.9 percent, while diluted earnings per share from continuing operations increased 23.4 percent compared to 2005. Income from continuing operations increased 17.8 percent compared to 2005, benefiting from an improved effective tax rate year to year. Net cash provided by operating activities was $15,019 million.

The increase in revenue, excluding the Personal Computing business, in 2006 as compared to 2005, was primarily due to:

•                  Improved demand in the software business, driven by Key Branded Middleware products, with positive contributions from key acquisitions;

•                  Increased demand in the hardware business driven by Microelectronics, System z and Storage; growth in System x and Retail Store Solutions; and

•                  Continued growth in emerging countries (up 21 percent) and solid performance in the Americas and Europe/Middle East/Africa geographies.

The increase in income from continuing operations before income taxes in 2006 as compared to 2005 was primarily due to:

•                  Revenue growth in the Software segment as discussed above;

•                  Continued execution of the company’s productivity initiatives driving improved Global Services gross margins; and

•                  Revenue growth and continued operational improvement in the Microelectronics business.

Management Discussion	12
Road Map	12
Forward-Looking and Cautionary Statements	13
Management Discussion Snapshot	14
Description of Business	15
Year in Review	22
Prior Year in Review	37
Discontinued Operations	41
Other Information	41
Global Financing	49

Report of Management	54

Report of Independent Registered Public Accounting Firm	55

Consolidated Statements	56

The consolidated gross profit margin increased 1.8 points to 41.9 percent versus 2005. An improvement in the Hardware margin (1.9 points) contributed 0.6 points to the overall margin improvement. This increase was driven by the sale and resulting absence of the lower margin Personal Computing business. In addition, the Global Services margin improved 1.5 points versus 2005 to 27.5 percent. This increase was driven by several factors: the restructuring actions taken in the second quarter of 2005 to improve cost competitiveness, improved utilization levels and ongoing productivity initiatives. The Software margin increased slightly. The Global Financing margin declined 4.4 points versus 2005 to 50.3 percent primarily driven by higher borrowing costs. This decline had an immaterial impact on the company’s overall margin due to the size of the segment.

Total expense and other income increased 2.8 percent in 2006 versus 2005. The increase was primarily due to the company’s investments in acquisitions and investments the company is making in its software and services businesses and emerging markets.

The provision for income taxes resulted in an effective tax rate of 29.3 percent for 2006, compared with the 2005 effective tax rate of 34.6 percent. The 5.3 point decrease in the 2006 effective tax rate was primarily attributable to the net effect of several items. In 2006, the tax rate was favorably impacted by the absence of the foreign earnings repatriation-related tax charge recorded in the third quarter of 2005 (4.3 points) as well as a benefit from the fourth-quarter 2006 settlement of the U.S. Federal income tax audit for the years 2001 through 2003 ( 3.0 points). These benefits were partially offset by a one-time tax cost associated with the 2006 intercompany transfer of certain intellectual property (4.3 points). The remaining items were individually insignificant.

Total Assets declined approximately $2.5 billion ($6.2 billion adjusted for currency) primarily due to lower prepaid pension assets ($10.0 billion) and a decrease in Cash and cash equivalents ($4.5 billion). These decreases were partially offset by increases in Goodwill ($3.4 billion), long-term deferred tax assets ($2.0 billion), Marketable securities ($1.9 billion), trade receivables ($1.2 billion), financing receivables ($1.8 billion) and Intangible assets ($0.5 billion).

The increase in total Liabilities of $2.1 billion (down $0.4 billion adjusted for currency) was primarily driven by Compensation and benefits ($1.3 billion), Deferred income ($1.3 billion) and Accounts payable ($0.6 billion). These increases were partially offset by decreases in long-term deferred tax liabilities ($1.0 billion) and restructuring liabilities ($0.4 billion). Total debt of $22.7 billion was essentially flat versus 2005.

The decrease in Stockholders’ Equity was primarily driven by retirement-related charges ($7.6 billion) and net common stock transactions ($5.4 billion), partially offset by increased Retained earnings ($7.7 billion). The retirement-related driven decrease in Stockholder’s Equity and the decrease in prepaid pension assets were as a result of the company’s adoption of SFAS No. 158. See note V, “Retirement- Related Benefits” on pages 100 to 111 for additional information.

Global Services signings were $49 billion in 2006 as compared to $47 billion in 2005. The Global Services backlog is estimated to be $116 billion at December 31, 2006, versus $111 billion at December 31, 2005.

For additional information, see the “Year in Review” section on pages 22 through 36.

Looking forward, the company’s long-term financial model objective is to generate 10 to 12 percent earnings per share growth over the long term through a combination of revenue growth, productivity-driven margin improvement and effective capital deployment for acquisitions and returns to shareholders through dividends and common stock repurchases. The company’s ability to meet these objectives depends on a number of factors, including those outlined on page 21 and on pages 89 to 92.

DESCRIPTION OF BUSINESS

Please refer to IBM’s Annual Report on Form 10-K filed on February 27, 2007, with the SEC for a more detailed version of this Description of Business, especially Item 1A. entitled “Risk Factors.”

IBM is a globally integrated innovation company, serving the needs of enterprises and institutions worldwide. The company seeks to be a partner in its clients’ success by enabling their own capacity to innovate, so that they may differentiate themselves for competitive advantage in a globalized economy. IBM views enterprise innovation not only in terms of products and services, but across all dimensions of a business: its business processes, business model, management systems, culture and role in society. To help clients achieve growth, effectiveness, efficiency and the realization of greater value through innovation, IBM draws upon the world’s leading systems, software and services capabilities.

IBM’S STRATEGY

The company has divested low growth commoditizing product lines and acquired higher value opportunities to leverage IBM’s infrastructure.

In IBM’s view, the future of business is being shaped by the forces of global integration and innovation. They are foundational and intimately related to one another. A globally integrated enterprise is a new institutional form that shapes its strategy, management and operations globally, based on economics, expertise and open business environments. It is optimized for innovation in a worldwide economy and society that are increasingly integrated and specialized. IBM’s strategic moves over the past several years—from divestitures and acquisitions, to areas of focus for innovation, to the transformation of its core lines of business—have been shaped by this vision.

IBM’s strategic priorities to pursue this vision include:

•                  Offering enterprises in the global economy innovative, high-value solutions based on IBM’s ability to integrate technology and business model innovation to deliver measurable results for IBM and its clients;

•                  Leading in the delivery of business value by providing business and information technology consulting and implementation services; building, running and maintaining cross-industry and industry-specific business process services; leveraging leadership technology and engineering services; and accelerating increased business value through Service Oriented Architectures (SOA) and Information on Demand;

•                  Leading in the delivery of advanced infrastructure through enterprise SOA and infrastructure software and services; increased share leadership in servers; driving to leadership in storage; and leading the transition to standardized services offerings; and

•                  Making IBM the premier Globally Integrated Enterprise—lowering costs and increasing effectiveness by integrating the company’s decision making at the point of client contact (“lowering IBM’s center of gravity”); moving work to where it can best be performed; focusing IBM’s resources to create the greatest value; and excelling in business collaboration.

Management Discussion	12
Road Map	12
Forward-Looking and Cautionary Statements	13
Management Discussion Snapshot	14
Description of Business	15
Year in Review	22
Prior Year in Review	37
Discontinued Operations	41
Other Information	41
Global Financing	49

Report of Management	54

Report of Independent Registered Public Accounting Firm	55

Consolidated Statements	56

IBM’S CAPABILITIES

To execute its strategy, IBM’s business comprises three principal business segments:

•                  Systems and Financing

•                  Software

•                  Services

Systems and Financing

SYSTEMS

Servers. IBM systems using IBM operating systems (System z and System i), as well as AIX, the IBM UNIX operating system (System p and BladeCenter) and the Microsoft Windows operating system (System x and BladeCenter). All servers can also run Linux, a key open source operating system.

Storage. Data storage products, including disk, tape, optical and storage area networks (SAN).

Microelectronics. Semiconductor design and manufacturing of customized products including microprocessors, application specific integrated circuits and standard products for IBM systems and external clients.

Engineering and Technology Services (E&TS). System and component design services, strategic outsourcing of clients’ design teams, and technology and manufacturing consulting services.

Printing Systems. Production print solutions, on demand print-related solutions, enterprise workgroup print technologies, print management software, services and maintenance.

Retail Store Solutions. Point-of-sale retail systems, software and solutions.

FINANCING

Commercial Financing. Short-term inventory and accounts receivable financing to dealers and remarketers of IT products.

Client Financing. Lease and loan financing to external and internal clients for terms generally between two and seven years.

Remarketing. The sale and lease of used equipment (primarily sourced from the conclusion of lease transactions) to new or existing clients.

Software

Information Management Software. Advanced database, content management and information integration software that helps companies integrate, manage and gain value from their business information.

Lotus Software. Collaboration, messaging and social networking software that enables businesses to communicate, collaborate and increase productivity.

Rational Software. Software and process automation tools that help clients manage the business process of software and systems delivery.

Tivoli Software. Software for infrastructure management, including security and storage management that will help organizations better manage their IT infrastructure to more effectively deliver IT services.

WebSphere Software. Provides the foundation for Web-enabled applications and is a key product set in deploying a Service Oriented Architecture. Management of a wide variety of business processes using open standards to interconnect applications, data and operating systems.

Product Lifecycle Management (PLM). Software that enables clients to improve their product development processes and their ability to use product-related information across their businesses.

Operating Systems. Software engines that manage the fundamental processes that make computers run.

Services

Business Process Services (BPS). A range of offerings from standardized processing platforms and Business Process Outsourcing (BPO) through Business Transformation Outsourcing (BTO) that delivers improved business results to clients through the strategic change and/or operation of the client’s business processes, applications and infrastructure.

Consulting and Systems Integration (C&SI). Delivery of value to clients through consulting services for client relationship management, financial management, human capital, business strategy and change and supply chain management.

Strategic Outsourcing Services (SO). Comprehensive IT services integrated with business insight working with clients to reduce costs and improve productivity through the outsourcing of processes and operations.

Integrated Technology Services (ITS). Services offerings that help clients access, manage and support their technology infrastructures, through a combination of skilled resources, software and IBM’s knowledge of business processes.

Maintenance. A number of support services from product maintenance through solution support to maintain and improve the availability of clients’ IT infrastructure.

Application Management Services (AMS). Application development, management, maintenance and support services for packaged software, as well as custom and legacy applications.

Applications on Demand (AoD). Solutions for the management of clients’ Web-based infrastructure and business applications, as well as a growing portfolio of industry-specific independent software vendor (ISV) solutions that are delivered as a service.

Management Discussion	12
Road Map	12
Forward-Looking and Cautionary Statements	13
Management Discussion Snapshot	14
Description of Business	15
Year in Review	22
Prior Year in Review	37
Discontinued Operations	41
Other Information	41
Global Financing	49

Report of Management	54

Report of Independent Registered Public Accounting Firm	55

Consolidated Statements	56

BUSINESS SEGMENTS

Organizationally, the company’s major operations comprise a Global Technology Services segment; a Global Business Services segment; a Systems and Technology Group segment; a Software segment; and a Global Financing segment.

Global Services is a critical component of the company’s strategy of providing insight and solutions to clients. While solutions often include industry-leading IBM software and hardware, other suppliers’ products are also used if a client solution requires it. Contracts for IBM services—commonly referred to as “signings”— can range from less than one year to over 10 years. Within Global Services there are two reportable segments: Global Technology Services and Global Business Services.

Global Technology Services (GTS) segment primarily reflects infrastructure services, delivering value through the company’s global scale, standardization and automation. It includes outsourcing services, Integrated Technology Services and Maintenance.

Global Business Services (GBS) segment primarily reflects professional services, delivering business value and innovation to clients through solutions which leverage industry and business process expertise. It includes consulting, systems integration and Application Management Services.

Systems and Technology Group provides IBM’s clients with business solutions requiring advanced computing power and storage capabilities. Approximately 55 percent of the Systems and Technology Group’s server and storage sales transactions are through business partners; approximately 45 percent are direct to end-user clients, more than half of which are through the internet at ibm.com. In addition, the group provides leading semiconductor technology and products, packaging solutions and engineering technology services to clients and for IBM’s own advanced technology needs. While not reported as external revenue, hardware is also deployed to support services solutions.

Software consists primarily of middleware and operating systems software. Middleware software enables clients to integrate systems, processes and applications across a standard software platform. IBM Middleware is designed to open standards which allows the efficient integration of disparate client applications that may have been built internally, or provided by package software vendors or system integrators. Operating systems are the software engines that run computers. In addition, Software includes Product Lifecycle Management software which primarily serves the Industrial sector. Approximately 25 percent of software transactions are sold through business partners. Also, 50 percent of external Software revenue relates to one-time charge (OTC) arrangements, whereby the client pays one up-front payment for a perpetual license. The remaining annuity-based revenue consists of both maintenance revenue sold with OTC arrangements, as well as revenue from software sold on a recurring license charge arrangement. Typically, arrangements for the sale of OTC software include one year of maintenance. The client can also purchase ongoing maintenance after the first year, which includes product upgrades and technical support. While not reported as external revenue, software is also deployed to support services solutions.

Global Financing is described on pages 49 through 53.

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

To facilitate its access to clients and local markets and to improve productivity, the Sales & Distribution organization utilizes geographic organizations in the Americas, Europe/Middle East/Africa (EMEA) and Asia Pacific geographies. This structure enables resources and decision making to be closer to the clients.

The majority of IBM’s revenue, excluding the company’s original equipment manufacturer (OEM) technology business, occurs in industries that are broadly grouped into six sectors:

•                  Financial Services: Banking, Financial Markets, Insurance

•                  Public: Education, Government, Healthcare, Life Sciences

•                  Industrial: Aerospace and Defense, Automotive, Chemical and Petroleum, Electronics

•                  Distribution: Consumer Products, Retail, Travel and Transportation

•                  Communications: Telecommunications, Media and Entertainment, Energy and Utilities

•                  Small and Medium Business: Mainly companies with less than 1,000 employees

INTERNAL ROUTES-TO-MARKET

Services consultants focus on selling end-to-end solutions for large, complex business challenges.

Hardware and software brand specialists sell IBM products as parts of discrete technology decisions and as part of broader client solutions.

ibm.com provides fast, easy access to IBM’s product and business expertise via the Web and telephone. In addition, ibm.com identifies business opportunities for all of IBM’s routes to market and provides online and telephone sales of standard hardware, software, services and financing for all-size companies.

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

Research, Development and Intellectual Property

IBM’s research and development (R&D) operations differentiate IBM from its competitors. IBM annually spends approximately $6 billion for R&D, focusing its investments in high-growth, high-value opportunities. In 2006, the company’s investment in R&D was approximately 15 percent of its combined hardware and software revenue. As a result of innovations in these and other areas, IBM was once again awarded more U.S. patents in 2006 than any other company. This marks the 14th year in a row that IBM achieved this distinction.

In addition to producing world-class hardware and software products, IBM innovations are a major differentiator in providing solutions for the company’s clients through its growing services activities. The company’s investments in R&D also result in intellectual property (IP) income of approximately $1 billion annually. Some of IBM’s technological breakthroughs are used exclusively in IBM products, while others are licensed and may be used in either/both IBM products and/or the products of the licensee.

In addition to these IP income sources, the company also generates value from its patent portfolio through cross-licensing arrangements and IP licensed in divestiture transactions. The value of these transactions is not readily apparent in the Consolidated Statement of Earnings, because income on cross-licensing arrangements is recorded only to the extent that cash is received. The value received for IP involving the sale of a business is included in the overall gain or loss from the divestiture, not in the separately presented IP income amounts on the Consolidated Statement of Earnings.

Integrated Supply Chain

Just as IBM works to transform its clients’ supply chains for greater efficiency and responsiveness to global market conditions, the company continues to derive business value from its own globally integrated supply chain, reinvented as a strategic advantage for the company to create value for clients and shareholders. IBM leverages its supply-chain expertise for clients through its supply-chain business transformation outsourcing service to optimize and help run clients’ end-to-end supply-chain processes, from procurement to logistics.

IBM spends approximately $36 billion annually through its supply chain, procuring materials and services around the world. The company’s supply, manufacturing and logistics and customer fulfillment operations are integrated in one operating unit that has reduced inventories, improved response to marketplace opportunities and external risks and converted fixed to variable costs. Simplifying and streamlining internal processes has improved operations, sales force productivity and processes, and these actions have improved client satisfaction when working with the company. Since some of the cost savings this unit generates are passed along to clients, they will not always result in a visible gross margin improvement in the company’s Consolidated Statement of Earnings. IBM is continuing to apply the supply-chain principles of product manufacturing and delivery to service delivery across its solutions and services lines of business.

In addition to its own manufacturing operations, the company uses a number of contract manufacturing (CM) companies around the world to manufacture IBM-designed products. The use of CM companies is intended to generate cost efficiencies and reduce time-to-market for certain IBM products.

Management Discussion	12
Road Map	12
Forward-Looking and Cautionary Statements	13
Management Discussion Snapshot	14
Description of Business	15
Year in Review	22
Prior Year in Review	37
Discontinued Operations	41
Other Information	41
Global Financing	49

Report of Management	54

Report of Independent Registered Public Accounting Firm	55

Consolidated Statements	56

KEY BUSINESS DRIVERS

The following are some of the key drivers of the company’s business.

Economic Environment and Corporate Spending Budgets

If overall demand for systems, software and services changes, whether due to general economic conditions or a shift in corporate buying patterns, sales performance could be impacted. IBM’s diverse set of products and offerings is designed to provide more consistent results in both strong and weak economic environments. The company accomplishes this by not only having a mix of offerings with long-term cash and income streams, as well as cyclical transaction-based sales, but also by continually developing competitive products and solutions and effectively managing a skilled resource base. IBM continues to transform itself to take advantage of shifting demand trends, focusing on client- or industry-specific solutions, business performance and open standards.

Internal Business Transformation and Global Integration Initiatives

IBM continues to drive greater productivity, flexibility and cost savings by transforming and globally integrating its own business processes and functions. In 2006, the company continued the global integration of its internal support functions—such as Legal, Finance, Human Resources, Information Technology and Real Estate Site Operations—which had been previously replicated for many of the individual countries where IBM operates. In addition to eliminating redundancies and overhead structures to drive productivity, this integration has improved IBM’s capacity to innovate by providing greater clarity of key priorities around shared goals and objectives and led to a sharper focus for the company on learning, development and knowledge sharing. The company will continue to focus on global integration initiatives to improve productivity in its integrated supply chain, service delivery and internal support functions.

Innovation Initiatives

IBM invests to improve its ability to help its clients innovate. Investment may occur in the research and development of new products and services, as well as in the establishment of new collaborative and co-creation relationships with developers, other companies and other institutions. Examples include IBM’s leadership position in the design and fabrication of game processors; the design of smaller, faster and energy-efficient semiconductor devices; and the design of “grid” computing networks that allow computers to share processing power.

Through the Global Innovation Outlook (GIO), IBM has opened up its technical and business forecasting processes to include external leaders from business, academia, the public sector, nongovernmental organizations and other influential constituents of the world community. The GIO takes a deep look at some of the most pressing issues facing the world and works toward providing solutions to those needs. In 2006, IBM also announced that it will invest $100 million over the next two years to pursue 10 new businesses generated by InnovationJam, an on-line brainstorming session which brought together more than 150,000 people from 104 countries, including IBM employees, family members, universities, business partners and clients from 67 companies. Over two 72-hour sessions, participants posted more than 46,000 ideas as they explored IBM’s most advanced research technologies and considered their application to real-world problems and emerging business opportunities.

Open Standards

The broad adoption of open standards is essential to the computing model for an on demand business and is a significant driver of collaborative innovation across all industries. Without interoperability among all manner of computing platforms, the integration of any client’s internal systems, applications and processes remains a monumental and expensive task. The broad-based acceptance of open standards—rather than closed, proprietary architectures—also allows the computing infrastructure to more easily absorb (and thus benefit from) new technical innovations. IBM’s support of open standards is evidenced by the enabling of its products to support open standards such as Linux, and the development of Rational software development tools, which can be used to develop and upgrade other companies’ software products.

Investing in Growth Opportunities

The company is continuing to refocus its business on the higher value segments of enterprise computing—providing technology and transformation services to clients’ businesses. Consistent with that focus, the company continues to significantly invest in growth opportunities as a way to drive revenue growth and market share gains. Areas of investment include strategic acquisitions, primarily in software and services, focused client- and industry-specific solutions, maintaining technology leadership and emerging growth countries such as China, Russia, India and Brazil.

YEAR IN REVIEW

RESULTS OF CONTINUING OPERATIONS

Revenue

(Dollars in millions)

				YR. TO YR.
				PERCENT
			YR. TO YR.	CHANGE
			PERCENT	CONSTANT
FOR THE YEAR ENDED DECEMBER 31:	2006	2005	CHANGE	CURRENCY
Statement of Earnings Revenue Presentation:
Global Services	$48,247	$47,407	1.8%	1.7%
Hardware	22,499	24,343	(7.6)	(8.3)
Software	18,204	16,830	8.2	7.5
Global Financing	2,379	2,407	(1.1)	(1.6)
Other	94	147	(36.4)	(33.4)
Total	$91,424	$91,134	0.3%	(0.0)%

(Dollars in millions)

				YR. TO YR.
				PERCENT
			YR. TO YR.	CHANGE
			PERCENT	CONSTANT
FOR THE YEAR ENDED DECEMBER 31:	2006	2005*	CHANGE	CURRENCY
Industry Sector:
Financial Services	$25,181	$24,186	4.1%	3.8%
Public	13,401	14,064	(4.7)	(5.3)
Industrial	11,535	11,699	(1.4)	(1.6)
Distribution	9,034	8,959	0.8	0.3
Communications	8,679	8,601	0.9	0.6
Small & Medium Business	16,981	17,597	(3.5)	(3.8)
OEM	3,856	3,271	17.9	17.9
Other	2,756	2,757	(0.1)	0.0
Total	$91,424	$91,134	0.3%	(0.0)%

* Reclassified to conform with 2006 presentation.

(Dollars in millions)

				YR. TO YR.
				PERCENT
			YR. TO YR.	CHANGE
			PERCENT	CONSTANT
FOR THE YEAR ENDED DECEMBER 31:	2006	2005	CHANGE	CURRENCY
Geographies:
Americas	$39,511	$38,817	1.8%	0.8%
Europe/Middle East/Africa	30,491	30,428	0.2	(1.1)
Asia Pacific	17,566	18,618	(5.7)	(3.1)
OEM	3,856	3,271	17.9	17.9
Total	$91,424	$91,134	0.3%	(0.0)%

Management Discussion	12
Road Map	12
Forward-Looking and Cautionary Statements	13
Management Discussion Snapshot	14
Description of Business	15
Year in Review	22
Prior Year in Review	37
Discontinued Operations	41
Other Information	41
Global Financing	49

Report of Management	54

Report of Independent Registered Public Accounting Firm	55

Consolidated Statements	56

The company divested its Personal Computing business to Lenovo on April 30, 2005. The details of this significant transaction are discussed in note C, “Acquisitions/Divestitures”, on pages 77 and 78. As a result of this divestiture, the company’s reported financial results do not include any activity in 2006 and include four months of activity for the Personal Computing Division in 2005. This lack of comparable periods has a material impact on the company’s reported revenue growth. The company believes that a more appropriate analysis is one that excludes the revenue results of the Personal Computing Division in 2005 because it presents results on a comparable basis and provides a more meaningful focus on the company’s ongoing operational performance. Such discussion is presented on pages 24 and 25.

Total revenue, as reported, increased 0.3 percent versus 2005. In addition to the revenue presentation in the Consolidated Statement of Earnings, the company also measures revenue performance on both an industry sector and geographic basis.

As reported revenue performance by industry sector was mixed in 2006 when compared to 2005. Revenue in the Financial Services sector increased 4.1 percent versus the year-ago period, driven by Banking, which increased 7.2 percent. The Public sector revenue decline of 4.7 percent was attributable to decreased revenue in the Government (3.2 percent) and Education (25.1 percent) industries. The Industrial sector revenue decline (1.4 percent) was driven by Automotive (5.5 percent), partially offset by increased revenue in Chemical and Petroleum (12.4 percent). Revenue in the Distribution sector increased (0.8 percent) with growth in Consumer Products (5.3 percent) and the Retail industry (2.4 percent), partially offset by decreased revenue in Travel and Transportation (4.5 percent). The Communications sector revenue increase (0.9 percent) was driven by increased revenue in Utilities (9.3 percent). Revenue from Small and Medium Business decreased 3.5 percent in 2006 when compared to 2005, with revenue declines in all geographic markets. This sector was impacted most significantly by the loss of the Personal Computing business revenue.

The following geographic, regional and country-specific revenue performance excludes OEM revenue, which is presented separately.

From a geographic perspective, as reported revenue performance was mixed in 2006 compared to 2005, with growth in the Americas and EMEA, being offset by a decrease in Asia Pacific.

Americas’ revenue increased 1.8 percent (1 percent adjusted for currency) in 2006 versus the year-ago period. Revenue increased in all regions with the U.S. up 1.0 percent, Canada 2.4 percent (decreased 4 percent adjusted for currency) and Latin America 8.6 percent (3 percent adjusted for currency).

EMEA revenue increased a modest 0.2 percent on an as reported basis (declined 1 percent adjusted for currency) in 2006 when compared to 2005. In the major countries, the U.K. increased 0.5 percent (decreased 1 percent adjusted for currency), France increased 1.6 percent (flat adjusted for currency), Italy increased 1.6 percent (flat adjusted for currency) and Spain increased 2.1 percent (flat adjusted for currency). These increases were largely offset by lower revenue in Germany of 2.8 percent (4 percent adjusted for currency) in 2006 versus the year-ago period.

Asia Pacific revenue declined 5.7 percent (3 percent adjusted for currency) year over year. Japan, which represents over 50 percent of the Asia Pacific revenue base, declined 10.1 percent (5 percent adjusted for currency). Partially offsetting the Japan decline were revenue increases in Korea 12.6 percent and India 22.9 percent.

The emerging countries of Brazil, India, Russia and China together grew 9.9 percent (5 percent adjusted for currency), as the company continues to invest to build capabilities in these countries. Brazil grew 15.4 percent (4 percent adjusted for currency), India increased 22.9 percent (26 percent adjusted for currency) and Russia increased 13.9 percent (14 percent adjusted for currency). China declined 0.3 percent (2 percent adjusted for currency) in 2006 as this country’s performance was significantly impacted by the Personal Computing divestiture.

OEM revenue increased 17.9 percent (18 percent adjusted for currency) in 2006 driven by strong demand for game processors in the Microelectronics business.

Revenue Excluding Divested Personal Computing Business

(Dollars in millions)

				YR. TO YR.
				PERCENT
			YR. TO YR.	CHANGE
			PERCENT	CONSTANT
FOR THE YEAR ENDED DECEMBER 31:	2006	2005	CHANGE	CURRENCY
Statement of Earnings Revenue Presentation:
Global Services	$48,247	$47,407	1.8%	1.7%
Hardware	22,499	21,468	4.8	3.9
Software	18,204	16,830	8.2	7.5
Global Financing	2,379	2,407	(1.1)	(1.6)
Other	94	147	(36.4)	(33.4)
Total	$91,424	$88,259	3.6%	3.2%

(Dollars in millions)

				YR. TO YR.
				PERCENT
			YR. TO YR.	CHANGE
			PERCENT	CONSTANT
FOR THE YEAR ENDED DECEMBER 31:	2006	2005*	CHANGE	CURRENCY
Industry Sector:
Financial Services	$25,181	$23,916	5.3%	4.9%
Public	13,401	13,599	(1.5)	(2.1)
Industrial	11,535	11,470	0.6	0.4
Distribution	9,034	8,836	2.3	1.7
Communications	8,679	8,468	2.5	2.1
Small & Medium Business	16,981	16,018	6.0	5.7
OEM	3,856	3,271	17.9	17.9
Other	2,756	2,681	2.8	2.9
Total	$91,424	$88,259	3.6%	3.2%

* Reclassified to conform with 2006 presentation.

(Dollars in millions)

				YR. TO YR.
				PERCENT
			YR. TO YR.	CHANGE
			PERCENT	CONSTANT
FOR THE YEAR ENDED DECEMBER 31:	2006	2005	CHANGE	CURRENCY
Geographies:
Americas	$39,511	$37,725	4.7%	3.7%
Europe/Middle East/Africa	30,491	29,549	3.2	1.8
Asia Pacific	17,566	17,714	(0.8)	1.8
OEM	3,856	3,271	17.9	17.9
Total	$91,424	$88,259	3.6%	3.2%

Total revenue, excluding the divested Personal Computing business, increased 3.6 percent (3.2 percent adjusted for currency) versus 2005.

Revenue across all industry sectors increased in 2006 when compared to 2005, except for the Public sector. Financial Services sector revenue increased 5.3 percent driven by Banking (8.5 percent). Public sector revenue decreased 1.5 percent driven by a 15.0 percent decline in the Education industry. Industrial sector revenue increased 0.6 percent driven by Chemical and Petroleum (16.3 percent), partially offset by decreased revenue from Automotive (4.2 percent). Distribution sector revenue increased 2.3 percent driven by Consumer Products (8.0 percent) and Retail (3.2 percent) industries, partially offset by decreased revenue in Travel and Transportation (3.2 percent). Communications sector revenue increased 2.5 percent on the strength of increased Utilities revenue (11.7 percent). Small and Medium Business increased 6.0 percent in 2006 versus 2005 with growth in all geographic markets and enabled by growth in the company’s ibm.com channel.

The following geographic, regional and country-specific revenue performance and the table above excludes OEM revenue, which is presented separately.

Adjusted for currency, revenue increased in all geographic markets in 2006 when compared with 2005, with the strongest growth coming from the Americas.

Americas revenue grew 4.7 percent as reported (4 percent adjusted for currency), with growth in all regions. From a product perspective, the increased revenue was driven by software. Latin America led the regions with growth of 14.4 percent (9 percent adjusted for currency). Brazil grew 18.9 percent (8 percent adjusted for currency). The U.S. increased 3.6 percent and Canada grew 6.5 percent (flat adjusted for currency).

EMEA revenue increased 3.2 percent (2 percent adjusted for currency) in 2006 when compared with 2005, with revenue growth in all the major countries, except Germany. Revenue increased in the U.K. 3.0 percent (1 percent adjusted for currency), France 4.0 percent (2 percent adjusted for currency), Spain 4.1 percent (2 percent adjusted for currency) and Italy 3.6 percent (2 percent adjusted for currency). Germany declined a modest 0.3 percent as reported (2 percent adjusted for currency) in 2006 when compared to 2005. Russia grew 21.1 percent (21 percent adjusted for currency).

Asia Pacific revenue declined 0.8 percent (increased 2 percent adjusted for currency) in 2006 versus the prior year. Although Japan revenue declined 7.5 percent (2 percent adjusted for currency), its performance improved sequentially throughout 2006 and returned to growth in the fourth quarter. Partially offsetting the revenue decline in Japan was growth in other Asia Pacific regions. China grew 15.8 percent (14 percent adjusted for currency), Korea grew 14.2 percent (6 percent adjusted for currency) and India increased 38.5 percent (42 percent adjusted for currency).

For the year, the company benefited from solid contributions from the emerging countries of Brazil, India, Russia and China. Collectively, revenue from these four countries increased 20.5 percent (16 percent adjusted for currency) in 2006 versus 2005.

OEM revenue increased 17.9 percent (18 percent adjusted for currency) in 2006 versus 2005 driven by strong game processor demand in the Microelectronics business.

Total Global Services revenue increased 1.8 percent in 2006 versus 2005. The increase was driven by GTS (2.4 percent) and GBS (0.4 percent). The increase in GTS was driven by Strategic Outsourcing (3.2 percent) and BTO (17.2 percent), partially offset by a decline in ITS revenue of 1.8 percent.

Overall, Hardware revenue declined as reported in 2006 compared to 2005 due to the divestiture of the Personal Computing business. Systems and Technology Group revenue increased 4.7 percent as System z revenue increased 7.8 percent and MIPS (millions of instructions per second) volumes increased 11 percent versus 2005. System Storage revenue increased 6.4 percent as Total disk grew 7.8 percent driven by midrange disk (16.5 percent), while tape products revenue increased 3.1 percent. Microelectronics revenue increased 21.9 percent driven by strong demand in games processors and networking components. System x increased 3.7 percent compared to 2005 driven by increased revenue for servers (5.3 percent) and Blades (22.3 percent). Retail Stores Solutions revenue increased 21.4 percent versus 2005. These increases were partially offset by declines in System i servers (15.0) percent, System p servers (1.1 percent), Printing Systems (7.6 percent) and E&TS (16.2 percent).

Personal Computing Division had no revenue in 2006 versus four months of revenue in 2005. See note C, “Acquisitions/Divestitures,” on pages 77 and 78 for additional information.

Software revenue increased 8.2 percent in 2006 versus 2005 driven by growth in the company’s Key Branded Middleware offerings (17.1 percent), partially offset by lower Operating Systems revenue (6.3 percent). The Key Branded Middleware growth was driven by strong performance in the WebSphere family of products (23.3 percent) and Tivoli (26.3 percent). All five brands in Key Branded Middleware had double-digit revenue growth in 2006 versus 2005 with the exception of Rational which grew 4.4 percent.

Global Financing revenue decreased 1.1 percent in 2006 versus 2005 due to lower remarketing equipment sales, partially offset by an increase in financing revenue. See pages 49 through 53 for additional information regarding Global Financing.

Gross Profit

			YR. TO YR.
FOR THE YEAR ENDED DECEMBER 31:	2006	2005	CHANGE
Consolidated Gross
Profit Margins:
Global Services	27.5%	26.0%	1.5	pts.
Hardware	37.0	35.1	1.9
Software	85.2	84.9	0.3
Global Financing	50.3	54.7	(4.4)
Other	(13.2)	45.2	(58.4)
Total	41.9%	40.1%	1.8	pts.

The increase in the overall Global Services gross profit margin was primarily due to benefits from the company’s productivity initiatives and cost efficiencies, including improved utilization. The increase in Hardware margin was primarily due to the divestiture of the Personal Computing business (which had a lower gross profit margin than the other hardware businesses) in the second quarter of 2005. The absence of the Personal Computing business contributed 3.5 points to the increase in the 2006 hardware margin. This increase was partially offset by a 2.7 point decline in the Systems and Technology Group margin in 2006 versus 2005.

The decrease in Global Financing gross profit margin was primarily driven by lower financing margins due to higher borrowing costs related to the external interest rate environment.

In addition, an increase in retirement-related plan costs of approximately $235 million partially offset by a decrease in stock-based compensation costs of approximately $114 million compared to 2005 also impacted overall segment margins. See “Segment Details” discussion on pages 29 to 32 for further details on gross profit.

Expense

(Dollars in millions)

			YR. TO YR.
FOR THE YEAR ENDED DECEMBER 31:	2006	2005	CHANGE
Total expense and other income	$24,978	$24,306	2.8%
Expense to Revenue (E/R)	27.3%	26.7%	0.7	pts.

Total expense and other income increased 2.8 percent (2.4 percent adjusted for currency) in 2006 versus 2005. Overall, the increase was primarily due to increased Research, development and engineering expense driven by acquisitions and lower Other (income) and expense driven by the gain associated with the sale of the Personal Computing business and the Microsoft settlement in 2005. These increases were partially offset by lower Selling, general and administrative expense due primarily to the restructuring charges recorded in the second quarter of 2005. The expense-to-revenue ratio increased 0.7 points to 27.3 percent in 2006, as revenue increased 0.3 percent and expense increased 2.8 percent in 2006 versus 2005. For additional information regarding the increase in Total expense and other income, see the following analyses by category:

SELLING, GENERAL AND ADMINISTRATIVE

(Dollars in millions)

			YR. TO YR.
FOR THE YEAR ENDED DECEMBER 31:	2006	2005*	CHANGE
Selling, general and administrative expense:
Selling, general and administrative—base	$17,459	$16,620	5.0%
Advertising and promotional expense	1,195	1,284	(6.9)
Workforce reductions—ongoing	289	289	0.4
Restructuring	(7)	1,482	NM
Amortization expense—acquired intangibles	208	218	(4.5)
Retirement-related expense	587	846	(30.6)
Stock-based compensation	541	606	(10.7)
Bad debt expense	(13)	(31)	(57.2)
Total	$20,259	$21,314	(4.9% )

* Reclassified to conform with 2006 presentation.

NM—Not meaningful

Total Selling, general and administrative (SG&A) expense decreased 4.9 percent (5.3 percent adjusted for currency). The decrease was primarily driven by the restructuring charges recorded in the second quarter of 2005. See note R, “2005 Actions” on pages 93 and 94 for additional information. In addition, retirement-related expense and stock-based compensation expense (see “Retirement-Related Benefits” and “Stock-Based Compensation” on pages 27 and 28 for additional information) decreased in 2006 versus 2005. These decreases were partially offset by increased operational expenses (SG&A-base) as a result of strategic acquisitions and investments the company is making in its software and services businesses as well as emerging countries. The returns on these investments are reflected in the revenue growth in the company’s key middleware brands and emerging countries during 2006 and strong services signings in the fourth quarter.

OTHER (INCOME) AND EXPENSE

(Dollars in millions)

			YR. TO YR.
FOR THE YEAR ENDED DECEMBER 31:	2006	2005*	CHANGE
Other (income) and expense:
Foreign currency transaction (gains)/losses	$(130)	$218	NM
Losses on derivative instruments	135	4	NM
Interest income	(536)	(307)	74.8%
Net gains from securities and investments assets	(40)	(111)	(63.9)
Net realized gains from certain real estate activities	(41)	(179)	(77.2)
Restructuring	(7)	230	NM
Lenovo/Microsoft gains	(45)	(1,883)	(97.6)
Other	(102)	(93)	9.6
Total	$(766)	$(2,122)	(63.9% )

* Reclassified to conform with 2006 presentation.

NM—Not meaningful

Other (income) and expense was net income of $766 million and $2,122 million in 2006 and 2005, respectively. The decrease in net income was primarily driven by the gain on the sale of the company’s Personal Computing business recorded in 2005. The pre-tax gain associated with this transaction was $1,108 million. See note C, “Acquisitions/Divestitures” on pages 77 and 78 for additional information. In addition, the company settled certain antitrust issues with the Microsoft Corporation in 2005 and the gain from this settlement was $775 million. The company also had lower income from certain real estate activities, as 2005 had unusually high gains from a few large real estate transactions. These decreases in income were partially offset by additional Interest income generated by the company in 2006; foreign currency transaction gains in 2006 versus losses in 2005 and real estate related restructuring charges recorded in the second quarter of 2005. See note R, “2005 Actions” on pages 93 and 94 for additional information. The Losses on derivative instruments relate to losses on certain hedge contracts offset by settlement of foreign currency receivables and payables. See “Currency Rate Fluctuations,” on page 47 for additional discussion of currency impacts on the company’s financial results.

Management Discussion	12
Road Map	12
Forward-Looking and Cautionary Statements	13
Management Discussion Snapshot	14
Description of Business	15
Year in Review	22
Prior Year in Review	37
Discontinued Operations	41
Other Information	41
Global Financing	49

Report of Management	54

Report of Independent Registered Public Accounting Firm	55

Consolidated Statements	56

RESEARCH, DEVELOPMENT AND ENGINEERING

(Dollars in millions)

			YR. TO YR.
FOR THE YEAR ENDED DECEMBER 31:	2006	2005	CHANGE
Research, development and engineering:
Total	$6,107	$5,842	4.5%

The increase in Research, development and engineering (RD&E) was primarily driven by acquisitions and the company’s investments to maintain its technology leadership across the product offerings. Software spending increased $210 million and Systems and Technology spending increased $92 million in 2006 versus 2005. These increases were partially offset by the year-to-year reduction in the Personal Computing Division of $52 million due to the divestiture of that business in the prior year. Retirement-related expense increased $32 million in 2006 versus 2005, partially offset by lower stock-based compensation expense of $18 million.

INTELLECTUAL PROPERTY AND CUSTOM DEVELOPMENT INCOME

(Dollars in millions)

			YR. TO YR.
FOR THE YEAR ENDED DECEMBER 31:	2006	2005	CHANGE
Intellectual property and custom development income:
Sales and other transfers of intellectual property	$167	$236	(29.1)%
Licensing/royalty-based fees	352	367	(4.1)
Custom development income	381	345	10.5
Total	$900	$948	(5.0)%

The timing and amount of Sales and other transfers of IP may vary significantly from period to period depending upon timing of divestitures, industry consolidation, economic conditions and the timing of new patents and know-how development. There were no significant IP transactions in 2006 and 2005.

INTEREST EXPENSE

(Dollars in millions)

			YR. TO YR.
FOR THE YEAR ENDED DECEMBER 31:	2006	2005	CHANGE
Interest expense:
Total	$278	$220	26.6%

The increase in Interest expense was primarily driven by higher effective interest rates in 2006 versus 2005. Interest expense is presented in Cost of Global Financing in the Consolidated Statement of Earnings only if the related external borrowings are to support the Global Financing external business. See page 52 for additional information regarding Global Financing debt and interest expense.

Stock-Based Compensation

Total pre-tax stock-based compensation expense of $846 million decreased $189 million compared to 2005. The decrease was principally the result of: (1) a reduction in the level and fair value of stock option grants ($284 million), (2) changes to the terms of the company’s employee stock purchase plan, which rendered it non-compensatory in the second quarter of 2005 in accordance with the provisions of SFAS No. 123(R) ($18 million), offset by (3) increased expense for performance-based stock units ($34 million) resulting from changes in the probabilities of achieving performance metrics and (4) an increase in the level of restricted stock units ($78 million). The effects on pre-tax stock-based compensation expense of the 2005 sale of the Personal Computing business were recorded in Other (income) and expense above and in the Consolidated Statement of Earnings for the year ended December 31, 2005. The year-to-year reductions in pre-tax compensation expense were reflected in the following categories: Cost ($114 million); Selling, general and administrative expense ($65 million); Research, development and engineering ($18 million) and an increase in Other (income) and expense ($8 million).

There was no significant capitalized stock-based compensation expense at December 31, 2006 and 2005.

See note U, “Stock-Based Compensation,” on page 96 to 100 for additional information on the company’s stock-based incentive awards.

Retirement-Related Benefits

The following table provides the total pre-tax cost for all retirement-related plans. Cost amounts are included as an addition to the cost and expense amounts in the Consolidated Statement of Earnings within the caption (e.g., Cost, SG&A, RD&E) relating to the job function of the individuals participating in the plans.

(Dollars in millions)

			YR. TO YR.
FOR THE YEAR ENDED DECEMBER 31:	2006	2005*	CHANGE
Retirement-related plans cost:
Defined benefit and contribution pension plans cost	$2,040	$1,726	18.2%
Nonpension postretirement plans costs	388	379	2.4
Plan amendments/curtailments	—	332	NM
Total	$2,428	$2,437	(0.4%	)

* Reclassified to conform with 2006 presentation.

NM—Not meaningful

Overall, retirement-related plan costs decreased $9 million versus 2005. The 2005 retirement-related plan costs included $332 million related to unique items: a curtailment charge of $267 million recorded in the fourth quarter as a result of U.S. pension plan amendments and a $65 million charge recorded in the second quarter related to the company’s restructuring actions. These non-recurring charges were recorded in SG&A ($318 million) and Other (income) and expense ($14 million). This decrease year to year in retirement-related plan costs was essentially offset by an increase in the recognition of previously deferred actuarial losses in accordance with SFAS No. 87,“Employers’ Accounting for Pensions.”

Retirement-related expense within SG&A decreased $262 million year to year: a $318 million decrease as a result of the prior year charges discussed above, offset by recurring plan cost increases of $56 million versus 2005. Other (income) and expense decreased $14 million as discussed above. Increases year to year in Cost and RD&E expense of approximately $235 million and $32 million, respectively, were a result of recurring plan cost increases. See note V, “Retirement-Related Benefits,” on pages 100 to 111 for additional information of the company’s benefit plans including a description of the plans, plan financial information and assumptions.

Acquired Intangible Asset Amortization

The company has been investing in targeted acquisitions primarily within its Software and Global Services segments to increase its capabilities in higher value market segments. The following table presents the total acquired intangible asset amortization included in the Consolidated Statement of Earnings. See note I, “Intangible Assets Including Goodwill,” on pages 80 and 81 for additional information.

(Dollars in millions)

			YR. TO YR.
FOR THE YEAR ENDED DECEMBER 31:	2006	2005	CHANGE
Cost:
Software	$81	$118	(30.9)%
Global Services	23	27	(15.3)
Hardware	3	4	(16.7)
Selling, general and administrative expense	208	218	(4.5)
Total	$316	$367	(13.9)%

Income Taxes

The provision for income taxes resulted in an effective tax rate of 29.3 percent for 2006, compared with the 2005 effective tax rate of 34.6 percent. The 5.3 point decrease in the 2006 effective tax rate was primarily attributable to the net effect of several items. In 2006, the tax rate was favorably impacted by the absence of the foreign earnings repatriation-related tax charge recorded in the third quarter of 2005 (4.3 points) as well as a benefit from the fourth-quarter 2006 settlement of the U.S. federal income tax audit for the years 2001 through 2003 ( 3.0 points). These benefits were partially offset by a one-time tax cost associated with the 2006 intercompany transfer of certain intellectual property (4.3 points). The remaining items were individually insignificant.

Earnings Per Share

Basic earnings per share is computed on the basis of the weighted-average number of shares of common stock outstanding during the period. Diluted earnings per share is computed on the basis of the weighted-average number of shares of common stock plus the effect of dilutive potential common shares outstanding during the period using the treasury stock method. Dilutive potential common shares include outstanding stock options, stock awards and convertible notes.

			YR. TO YR.
FOR THE YEAR ENDED DECEMBER 31:	2006	2005	CHANGE
Earnings per share of common stock:
Assuming dilution:
Continuing operations	$6.06	$4.91	23.4%
Discontinued operations	0.05	(0.01)	NM
Cumulative effect of change in accounting principle*	—	(0.02)	NM
Total	$6.11	$4.87	25.5%
Basic:
Continuing operations	$6.15	$4.99	23.2%
Discontinued operations	0.05	(0.02)	NM
Cumulative effect of change in accounting principle*	—	(0.02)	NM
Total	$6.20	$4.96	25.0%
Weighted-average shares outstanding (in millions):
Assuming dilution	1,553.5	1,627.6	(4.6)%
Basic	1,530.8	1,600.6	(4.4)%

* Reflects implementation of FASB Interpretation No. 47. See note B, “Accounting Changes,” on page 72 for additional information.

NM—Not meaningful

Actual shares outstanding at December 31, 2006 and December 31,2005 were 1,506.5 million and 1,574.0 million, respectively. The average number of common shares outstanding assuming dilution was lower by 74.1 million shares in 2006 versus 2005. The decrease was primarily the result of the company’s common share repurchase program. See note N, “Stockholders’ Equity Activity,” on page 88 for additional information regarding the common share activities. Also see note S, “Earnings Per Share of Common Stock,” on page 95.

Management Discussion	12
Road Map	12
Forward-Looking and Cautionary Statements	13
Management Discussion Snapshot	14
Description of Business	15
Year in Review	22
Prior Year in Review	37
Discontinued Operations	41
Other Information	41
Global Financing	49

Report of Management	54

Report of Independent Registered Public Accounting Firm	55

Consolidated Statements	56

SEGMENT DETAILS

The following is an analysis of the 2006 versus 2005 reportable segment results. The analysis of 2005 versus 2004 reportable segment results is on pages 39 and 40.

The following table presents each reportable segment’s external revenue as a percentage of total external segment revenue, excluding the Personal Computing business.

FOR THE YEAR ENDED DECEMBER 31:	2006	2005
Global Technology Services	35.6%	36.0%
Global Business Services	17.6	18.2
Total Global Services	53.2	54.1
Hardware	24.2	23.9
Global Financing	2.6	2.7
Total Hardware/Financing	26.8	26.7
Software	20.0	19.2
Total	100.0%	100.0%

The table below presents each reportable segment’s pre-tax income as a percentage of total reportable segment pre-tax income, excluding the Personal Computing business and the 2005 restructuring charges. Segment pre-tax income includes transactions between the segments that are intended to reflect an arms-length transfer price.

FOR THE YEAR ENDED DECEMBER 31:	2006	2005
Global Technology Services	24.0%	25.5%
Global Business Services	12.5	9.5
Total Global Services	36.5	35.0
Hardware	12.7	15.4
Global Financing	10.6	12.2
Total Hardware/Financing	23.3	27.6
Software	40.1	37.4
Total	100.0%	100.0%

Global Services

The company’s two services segments, Global Technology Services and Global Business Services had revenue of $48,291 million, an increase of 1.9 percent (2 percent adjusted for currency) in 2006 versus 2005. Revenue growth and the profile of the services business improved throughout 2006.

(Dollars in millions)

			YR. TO YR.
FOR THE YEAR ENDED DECEMBER 31:	2006	2005	CHANGE
Global Services segment revenue:	$48,291	$47,407	1.9%

Global Technology Services	$32,322	$31,501	2.6%
Strategic Outsourcing	17,044	16,522	3.2
Integrated Technology Services	7,448	7,538	(1.2)
Business Transformation Outsourcing	1,845	1,573	17.2
Maintenance	5,986	5,868	2.0
Global Business Services	$15,969	$15,906	0.4%

Global Technology Services revenue increased 2.6 percent (2 percent adjusted for currency) in 2006 versus the prior year period. Total signings in GTS increased 1 percent in 2006 when compared to 2005, with shorter term signings increasing 5 percent while longer term signings were flat.

Revenue from Strategic Outsourcing was up 3.2 percent (3 percent adjusted for currency) due primarily to signings growth in 2005 and a continued focus on increasing services into existing accounts. Signings in 2006 increased 7 percent when compared to 2005.

Integrated Technology Services revenue decreased 1.2 percent (2 percent adjusted for currency) in 2006 versus 2005. The rate of revenue growth in ITS improved during the second half of 2006 reflecting progress from the changes implemented throughout 2006 to improve the ITS business, including streamlining offerings and aligning skills to address higher growth and higher value areas. The acquisition of Internet Security Systems Inc. (ISS), added to the company’s capabilities in security and intrusion protection, and contributed to improved performance in the fourth quarter. ITS signings increased 5 percent in 2006 over the year-ago period.

Business Transformation Outsourcing revenue increased 17.2 percent (17 percent adjusted for currency) in 2006 when compared to 2005. The rate of growth in BTO was negatively impacted by a significant contract renegotiation in 2006 which will continue through the first quarter of 2007. While BTO signings in 2006 decreased 33 percent versus 2005, the company continues to see opportunity within this business, particularly in Finance and Accounting, Human Resources and Procurement.

Maintenance revenue increased 2.0 percent (2 percent adjusted for currency) driven by increased availability services on non-IBM IT equipment, primarily in the Americas and Asia Pacific geographies.

The GTS segment pre-tax margin was 9.6 percent in 2006, an increase of 1.9 points versus 2005. The improvement was primarily the result of the incremental restructuring charges recorded in the second quarter of 2005 and the continued focus on productivity initiatives. The company is continuing to make investments in sales, delivery and business development skills across the entire set of GTS offerings, as well as investing in strategic outsourcing infrastructure and BTO capabilities.

Global Business Services revenue increased 0.4 percent (1 percent adjusted for currency) in 2006 versus 2005. The rate of year-over-year revenue growth in GBS increased in the second half of 2006 reflecting progress made on actions taken throughout the year that focused on operational transformation and profitable growth initiatives. Total signings in GBS increased 10 percent in 2006. Shorter term signings were up 6 percent; with particular strength in the larger, higher value-add engagements during the second half of the year. Longer term signings increased 17 percent, driven by the Application Management business.

The GBS segment pre-tax margin was 9.8 percent in 2006, an improvement of 5.3 points versus 2005. In addition to the benefits received from the incremental restructuring charges recorded in the second quarter of 2005 (2.6 points of improvement), the margin improvement was driven by improved utilization, better contract management and delivery and stable-to-improved pricing.

(Dollars in millions)

			YR. TO YR.
FOR THE YEAR ENDED DECEMBER 31:	2006	2005	CHANGE
Global Services:
Gross profit	$13,317	$12,314	8.1%
Gross profit margin	27.6%	26.0%	1.6	pts.

Global Services gross profit dollars increased primarily due to the benefits from productivity initiatives and cost efficiencies, including benefits resulting from the company’s targeted restructuring action in the second quarter of 2005. Gross profit margin improvement was achieved in each of the services lines of business.

GLOBAL SERVICES SIGNINGS

In 2006, total Global Services signings increased 4 percent year to year to $49,174 million, driven by a 6 percent increase in shorter term signings and a 4 percent increase in longer term signings. Global Technology Services signings were $29,608 million and Global Business Services signings were $19,565 million in 2006. The company’s total Global Services backlog increased to an estimated $116 billion from the 2005 estimated backlog of $111 billion.

(Dollars in millions)

FOR THE YEAR ENDED DECEMBER 31:	2006	2005
Global Technology Services Signings
Longer term*	$21,337	$21,355
Shorter term*	8,271	7,886
Total	$29,608	$29,242
Global Business Services Signings
Longer term*	$6,838	$5,824
Shorter term*	12,727	12,015
Total	$19,565	$17,839

*                 Longer term contracts are generally 7 to 10 years in length and represent SO and BTO contracts as well as GBS contracts with the U.S. Federal government and its agencies and AMS for custom and legacy applications. Shorter term are contracts generally three to nine months in length and represent the remaining GBS offerings of Consulting and Systems Integration, AMS packaged applications and ITS contracts. These amounts have been adjusted to exclude the impact of year-to-year currency changes.

Global Services signings are management’s initial estimate of the value of a client’s commitment under a Global Services contract. Signings are used by management to assess period performance of Global Services management. There are no third-party standards or requirements governing the calculation of signings. The calculation used by management is an approximation of constant currency, and involves estimates and judgments to gauge the extent of a client’s commitment, including the type and duration of the agreement, and the presence of termination charges or wind-down costs. For example, for longer term contracts that require significant up-front investment by the company, the portions of these contracts that are counted as a signing are those periods in which there is a significant economic impact on the client if the commitment is not achieved, usually through a termination charge or the client incurring significant wind–down costs as a result of the termination. For shorter term contracts that do not require significant up-front investments, a signing is usually equal to the full contract value.

Signings include SO, BTO, ITS and GBS contracts. Contract extensions and increases in scope are treated as signings only to the extent of the incremental new value. Maintenance is not included in signings as maintenance contracts tend to be more steady state, where revenue equal renewals, and therefore, the company does not think they are as useful a predictor of future performance.

Backlog includes SO, BTO, ITS, GBS, and Maintenance. Backlog is intended to be a statement of overall work under contract and therefore does include Maintenance. Backlog estimates are subject to change and are affected by several factors, including terminations, changes in the scope of contracts, periodic revalidations, adjustments for revenue not materialized and currency assumptions used to approximate constant currency.

Contract portfolios purchased in an acquisition are treated as positive backlog adjustments provided those contracts meet the company’s requirements for initial signings. A new signing will be recognized if a new services agreement is signed incidental or coincident to an acquisition.

Hardware

(Dollars in millions)

			YR. TO YR.
FOR THE YEAR ENDED DECEMBER 31:	2006	2005	CHANGE
Hardware segment revenue:	$21,970	$23,857	(7.9% )
Systems and Technology
Group	$21,970	$20,981	4.7%
System z			7.8
System i			(15.0)
System p			(1.1)
System x			3.7
System Storage			6.4
Microelectronics			21.9
Engineering & Technology Services			(16.2)
Retail Store Solutions			21.4
Printing Systems			(7.6)
Personal Computing Division	—	2,876	NM

NM—Not meaningful

Management Discussion	12
Road Map	12
Forward-Looking and Cautionary Statements	13
Management Discussion Snapshot	14
Description of Business	15
Year in Review	22
Prior Year in Review	37
Discontinued Operations	41
Other Information	41
Global Financing	49

Report of Management	54

Report of Independent Registered Public Accounting Firm	55

Consolidated Statements	56

Systems and Technology Group revenue increased 4.7 percent (4 percent adjusted for currency) in 2006 versus 2005. System z revenue increased reflecting continued strong customer acceptance of both specialty engines for Linux and Java workloads and traditional mainframe workloads. MIPS shipments increased 11 percent versus 2005. System x revenue increased driven by increased server revenue (5.3 percent) and System x blades growth of 22.3 percent. IBM BladeCenter offers clients unique power and cooling capabilities and the flexibility to efficiently handle various workloads. In addition to the company’s System x blades, the company offers POWER blades and blades utilizing the Cell Broadband Engine. Total blade growth, including System p blades, was 24.6 percent in 2006 versus 2005. Although System p revenue declined for the year, high-end server revenue increased 9.4 percent. In the third quarter the company completed its transition to POWER5+ and expanded the implementation of POWER Quadcore technology to all POWER-based entry level System p products. These transitions allowed the company to sustain the price/performance and virtualization leadership position that has made the company the number one UNIX vendor worldwide. System i revenue declined as the company completed its transition to POWER5+ in the third quarter, however clients continued to leverage their existing capacity.

System Storage revenue growth was driven by Total disk growth of 7.8 percent, while tape grew 3.1 percent in 2006 versus 2005. Within Total disk, mid-range disk revenue increased 16.5 percent and storage area network products increased 10.6 percent, while enterprise products revenue declined 6.7 percent in 2006 versus 2005. The revenue increase in tape products was primarily driven by the new tape security offering which includes unique encryption capabilities.

Microelectronics revenue increased due to strong demand in the game processor business and networking components.

Retail Stores Solutions revenue increased primarily due to clients replacing older technology in favor of integrated retail solutions. Printing Systems revenue decreased due primarily to lower maintenance revenue as a result of a declining install base and lower sales of hardware products.

Personal Computing Division revenue decreased as a result of the company divesting its Personal Computing business to Lenovo on April 30, 2005. The 2006 results do not include any revenue while the 2005 results include four months of revenue. See note C, “Acquisitions/Divestitures,” on pages 77 and 78 for additional information.

(Dollars in millions)

			YR. TO YR.
FOR THE YEAR ENDED DECEMBER 31:	2006	2005	CHANGE
Hardware:
Gross profit	$8,284	$8,718	(5.0)%
Gross profit margin	37.7%	36.5%	1.2	pts.

The decrease in gross profit dollars for 2006 versus 2005 was primarily due to the absence of the Personal Computing business. The increase in gross profit margin was also primarily due to the divestiture of the Personal Computing business (which had a lower gross profit margin than the other hardware products) in the second quarter of 2005. This divestiture contributed 3.5 points of the improvement in the Hardware margin.

Systems and Technology Group gross profit margins declined 2.7 points to 37.7 percent in 2006 versus 2005. The decline in gross profit margin was driven by revenue mix towards lower margin products in 2006 versus 2005 (2.5 points) and pricing pressure in the company’s low- and mid-range server brands.

Differences between the Hardware segment gross profit margin and gross profit dollar amounts above and the amounts reported on page 25 (and derived from page 56) primarily relate to the impact of certain cost hedging transactions (see “Anticipated Royalties and Cost Transactions” on page 84) as well as the ongoing warranty costs associated with the divested Personal Computing business. The recorded amounts for these transactions are considered unallocated corporate amounts for purposes of measuring the segment’s gross margin performance and therefore are not included in the segment results above.

Software

(Dollars in millions)

			YR. TO YR.
FOR THE YEAR ENDED DECEMBER 31:	2006	2005*	CHANGE
Software segment revenue:	$18,161	$16,830	7.9%
Middleware	$13,891	$12,552	10.7%
Key Branded Middleware	9,369	8,004	17.1
WebSphere family			23.3
Information Management			14.0
Lotus			12.0
Tivoli			26.3
Rational			4.4
Other middleware	4,522	4,548	(0.6)
Operating systems	2,273	2,426	(6.3)
Product Lifecycle
Management	1,123	1,077	4.2
Other	873	775	12.7

* Reclassified to conform with 2005 presentation.

Software revenue increased 7.9 percent (7 percent adjusted for currency) in 2006 versus 2005 reflecting strong demand for the company’s industry-leading middleware capabilities. The revenue growth was driven from both organic sources and the company’s targeted acquisitions. The company’s leadership in technology and innovation has allowed it to continue to capitalize on industry trends such as SOA and Information on Demand.

Key Branded Middleware is made up of five key brands which provide an integrated suite for the company’s customers. All five brands grew in 2006, reflecting continued momentum and benefit from the company’s sales and development investments along with additional benefit from acquisitions.

Revenue from the WebSphere family of products increased 23.3 percent (22 percent adjusted for currency) and was led by double-digit growth in WebSphere Application Servers (25.3 percent) and WebSphere Business Integration (22.7 percent) software versus 2005. WebSphere provides the foundation for Web-enabled applications and is a key product set in deploying SOA.

Information Management software helps companies integrate, manage and gain value from their business information. For the year, revenue increased 14.0 percent (13 percent adjusted for currency). Growth was driven by the company’s “Information on Demand” portfolio of software products. The acquisition of File Net Corporation, during the fourth quarter of 2006, also contributed to the growth when compared to the year-ago period.

Lotus revenue increased 12.0 percent (11 percent adjusted for currency) driven by the Notes/Domino family of collaboration products. The company’s Lotus products provide clients with collaborative solutions which enable the integration of people, data and business processes as part of the company’s On Demand and SOA offerings. Customer loyalty to Lotus products remains strong.

Tivoli revenue increased 26.3 percent (25 percent adjusted for currency) with double-digit growth in each of its key segments: Systems Management (24.5 percent), Security (40.8 percent) and Storage (27.4 percent). The acquisitions of Micromuse, Inc. in the first quarter and MRO Software, Inc. in the fourth quarter added to the company’s capabilities in the Tivoli brand and contributed to the revenue growth.

Rational revenue increased 4.4 percent (3 percent adjusted for currency) in 2006 versus 2005, in a slower growing market. Rational software provides customers with products that manage the business process of software and systems delivery.

Revenue from Other middleware products declined 0.6 percent (1 percent adjusted for currency) in 2006. This product set includes more mature products which provide a more stable flow of revenue.

Operating Systems revenue declined 6.3 percent (7 percent adjusted for currency) in 2006 versus 2005. Operating Systems are closely tied to the company’s server products. The decline in revenue was primarily driven by improved price performance in System z operating systems.

Product Lifecycle Management (PLM) revenue increased 4.2 percent (4 percent adjusted for currency) in 2006 versus 2005. This product set benefited from a number of large transactions in the second quarter of 2006.

(Dollars in millions)

			YR. TO YR.
FOR THE YEAR ENDED DECEMBER 31:	2006	2005	CHANGE
Software:
Gross profit	$15,471	$14,296	8.2%
Gross profit margin	85.2%	84.9%	0.2	pts.

The increase in Software gross profit dollars and gross profit margin was primarily driven by the 7.9 percent growth in Software revenue.

The Software segment contributed $5.5 billion of pre-tax profit in 2006, an increase of 14.9 percent versus 2005. Pre-tax profit margins improved 1.5 points to 26.9%.

Global Financing

See pages 49 and 50 for a discussion of Global Financing’s revenue and gross profit.

FINANCIAL POSITION

Dynamics

The assets and debt associated with the company’s Global Financing business are a significant part of the company’s financial position. The financial position amounts appearing below and on pages 33 and 34 are the company’s consolidated amounts including Global Financing. However, to the extent the Global Financing business is a major driver of the consolidated financial position, this narrative section will refer to the separate Global Financing section in this Management Discussion on pages 49 through 53. The amounts appearing in the separate Global Financing section are supplementary data presented to facilitate an understanding of the company’s Global Financing business.

Working Capital

(Dollars in millions)

AT DECEMBER 31:	2006	2005
Current assets	$44,660	$45,661
Current liabilities	40,091	35,152
Working capital	$4,569	$10,509
Current ratio	1.11	1.30

Working capital decreased $5,940 million compared to the prior year primarily as a result of an increase in Current liabilities. The key drivers are described below:

Current assets decreased $1,001 million due to:

•                  Decline of $3,030 million, net of a favorable $202 million currency impact, in Cash and cash equivalents and Marketable Securities due to current-year requirements in pension funding, share repurchase,

Management Discussion	12
Road Map	12
Forward-Looking and Cautionary Statements	13
Management Discussion Snapshot	14
Description of Business	15
Year in Review	22
Prior Year in Review	37
Discontinued Operations	41
Other Information	41
Global Financing	49

Report of Management	54

Report of Independent Registered Public Accounting Firm	55

Consolidated Statements	56

dividend payments, tax payments, acquisitions and capital spending. See Cash Flow analysis below.

•                  Increase of $2,420 million in short-term receivables driven by:

•                  increase of $769 million in trade receivables as a result of fourth quarter revenue growth;

•                  increase of $743 million in financing receivables due to asset growth in commercial financing and customer loans; and

•                  approximately $1,106 million favorable currency impact.

Current liabilities increased $4,939 million as a result of:

•                  Increase of $1,686 million in Short-term debt as the company increased commercial paper balances in support of the increased Global Financing asset base discussed above;

•                  Growth in Deferred income driven by Software ($557 million) and Global Services ($423 million);

•                  Increase of $1,270 million in Compensation and benefits primarily as a result of SFAS No. 158 implementation; the company is required to record as a current liability the amount of retirement-related benefit payments that will be paid in the coming year ($990 million) that are not covered by retirement plan assets; this would occur in unfunded or under-funded plans; and

•                  Increase of $615 million in Accounts payable of which $256 million was due to the effects of currency.

Cash Flow

The company’s cash flow from operating, investing and financing activities, as reflected in the Consolidated Statement of Cash Flows on page 58, is summarized in the table below. These amounts include the cash flows associated with the company’s Global Financing business. See pages 49 through 53.

(Dollars in millions)

FOR THE YEAR ENDED DECEMBER 31:	2006	2005
Net cash provided by/(used in) continuing operations:
Operating activities	$15,019	$14,914
Investing activities	(11,549)	(4,423)
Financing activities	(8,204)	(7,147)
Effect of exchange rate changes on cash and cash equivalents	201	(789)
Net cash used in discontinued operations—operating activities*	(12)	(40)
Net change in cash and cash equivalents	$(4,546)	$2,515

*                 Does not include $319 million in 2005 of net proceeds from the sale of the HDD business. $51 million is included in Operating activities from continuing operations and $268 million is included in Investing activities from continuing operations.

Net cash from operating activities for 2006 increased $105 million as compared to 2005 driven by the following key factors:

•      Increase in net income of $1,559 million;

•      Decrease in cash related to deferred income taxes, $461 million, due to the utilization of tax credit carryforwards in 2005;

•      Decrease in net gains on asset sales, $1,350 million, driven by the gain related to the Personal Computing business divestiture in 2005;

•                  Pension assets and liabilities contributed an increase in cash of $878 million, primarily driven by lower pension funding of $549 million ($1,840 million funding of non-U.S. plans in 2006 versus $2,389 million total funding in 2005);

•                  Increase in cash driven by Accounts payable of $891 million primarily as a result of the Personal Computing business divestiture in 2005; and

•                  Growth in accounts receivable drove a use of cash of $2,731 million; this was driven by Global Financing receivables ($2,071 million) primarily due to asset growth in the second half of 2006; in addition, the Personal Computing business divestiture contributed to this year-to-year decrease in cash.

Net cash used in investing activities increased $7,126 million on a year-to-year basis driven by:

•      Net purchases of marketable securities and other investments of $2,668 million;

•      Increased spending of $2,316 million for acquisitions;

•                  Increase in net capital spending of $1,210 million as a result of a $521 million increase in capital expenditures primarily to support the SO business, and a $677 million decrease in real estate sales versus the prior year; and

•                  A decline in divestiture related cash proceeds of $932 million: $662 million related to the Personal Computing business divestiture and $268 million received from Hitachi representing the final proceeds related to the HDD business sale; both of these payments were received in 2005.

Net cash used in financing activities increased $1,057 million compared to 2005 as a result of:

•                  Higher dividend payments of $434 million as a result of the increase in the company’s quarterly common stock dividend from $0.20 to $0.30 per share; and

•                  Increase in net cash used to retire debt of $730 million.

Within total debt, on a net basis, the company utilized $121 million in net cash to retire debt versus $609 million in net proceeds from new debt in 2005. The net cash used in 2006 to retire debt was comprised of: $3,400 million in cash payments to retire debt offset by $1,444 million of new debt issuances and $1,834 million in net short-term borrowings. See note K, “Borrowings” on pages 81 to 83 for a listing of the company’s debt securities.

Non-Current Assets and Liabilities

(Dollars in millions)

AT DECEMBER 31:	2006	2005
Non-current assets	$58,574	$60,087
Long-term debt	$13,780	$15,425
Non-current liabilities (excluding debt)	$20,857	$22,073

The decrease in Non-current assets of $1,513 million compared to the prior year-end balance was primarily driven by:

•                  A decline of $9,996 million ($10,776 million excluding the effects of currency) in Prepaid pension assets primarily attributable to the implementation of SFAS No. 158 which requires that only overfunded plans ( fair value of plan assets exceed the benefit obligation) be recognized as a Prepaid pension asset for the excess amount.

The significant decline in Prepaid pension assets was offset by increases in other non-current asset categories as follows:

•                  Increase in Goodwill of $3,413 million and $539 million in Intangible assets-net, both driven by the company’s acquisitions in the current year;

•                  Growth of $440 million in long-term financing receivables due to increased Global Financing volumes;

•                  Increase of $3,408 million in Investments and sundry assets which was attributable to three key factors:

•             increase of $2,048 million in non-current deferred tax assets primarily as a result of SFAS No. 158;

•             growth of $451 million in deferred transition costs driven by an increase in long-term services arrangements with clients; and

•             $345 million due to increased investments in long-term marketable securities.

Long-term debt decreased $1,644 million primarily due to a reclassification to short-term debt as these items approach maturity. The company continually monitors its liquidity profile and interest rates, and manages its short- and long-term debt portfolios accordingly.

Other non-current liabilities, excluding debt, decreased $1,216 million due to decreases of $951 million ($1,145 million before the effects of currency) in non-current deferred tax liabilities and $226 million ($858 million before the effects of currency) in Retirement and nonpension postretirement benefit obligations primarily due to the implementation of SFAS No. 158.

Debt

The company’s funding requirements are continually monitored and strategies are executed to manage the company’s overall asset and liability profile. Additionally, the company maintains sufficient flexibility to access global funding sources as needed.

(Dollars in millions)

AT DECEMBER 31:	2006	2005
Total company debt	$22,682	$22,641
Non-Global Financing debt*	$395	$2,142
Non-Global Financing debt/capitalization	1.5%	6.7%

*       Non-Global Financing debt is the company’s total external debt less the Global Financing debt described in the Global Financing balance sheet on page 50.

Non-Global Financing debt decreased $1,747 million and the debt-to-capital ratio at December 31, 2006 was at 1.5 percent. Non-Global Financing debt decreased versus 2005 as the company paid down debt, including debt used in 2005 to facilitate the company’s repatriation actions under the American Jobs Creation Act of 2004.

Equity

(Dollars in millions)

AT DECEMBER 31:	2006	2005
Stockholders’ equity:
Total	$28,506	$33,098

The company’s consolidated Stockholders’ equity decreased $4,592 million in 2006 as a result of several key factors:

•                  A decline of $6,885 million in Accumulated gains and losses not affecting retained earnings primarily as a result of the non-cash equity impacts related to the implementation of SFAS No. 158;

•                  Dividend payments of $1,683 million; and

•                  A decrease driven by net stock transactions of $5,405 million, primarily a result of the company’s ongoing common stock repurchase program.

These reductions in Stockholders’ equity were partially offset by an increase in retained earnings driven by current year net income of $9,492 million.

SFAS No. 158

The impacts related to the implementation of SFAS No. 158 on the Consolidated Statement of Financial Position are discussed in detail in note V., “Retirement-Related Benefits” on pages 100 to 111 and note A, “Significant Accounting Policies” on pages 67 to 68.

Management Discussion	12
Road Map	12
Forward-Looking and Cautionary Statements	13
Management Discussion Snapshot	14
Description of Business	15
Year in Review	22
Prior Year in Review	37
Discontinued Operations	41
Other Information	41
Global Financing	49

Report of Management	54

Report of independent Registered Public Accounting Firm	55

Consolidated Statements	56

CONSOLIDATED FOURTH-QUARTER RESULTS

(Dollars and shares in millions except per share amounts)

			YR. TO YR.
			PERCENT/
			MARGIN.
FOR FOURTH QUARTER:	2006	2005	CHANGE
Revenue	$26,257	$24,427	7.5	%*
Gross profit margin	44.6%	44.1%	0.5	pts.
Total expense and other income	$6,887	$6,197	11.1%
Total expense and other income-to-revenue ratio	26.2%	25.4%	0.9	pts.
Income from continuing operations before income taxes	$4,814	$4,568	5.4%
Provision for income taxes	$1,350	$1,348	0.2%
Income from continuing operations	$3,464	$3,220	7.6%
Income from discontinued operations	$76	$3	NM
Cumulative effect of change in accounting principle**	$—	$(36)	NM
Earnings per share of common stock:
Assuming dilution:
Continuing operations	$2.26	$2.01	12.4%
Discontinued operations	0.05	—	NM
Cumulative effect of change in accounting principle**	—	(0.02)	NM
Total	$2.31	$1.99	16.1%
Weighted-average shares outstanding:
Assuming dilution	1,532.5	1,604.8	(4.5)%

*                 4.1 percent adjusted for currency.

**          Reflects implementation of Financial Accounting Standards Board (FASB) Interpretation No. 47. See note B, “Accounting Changes,” on page 72 for additional information.

NM—Not meaningful

Continuing Operations

In the fourth quarter, the company increased Income from continuing operations by 7.6 percent ($244 million) to $3.5 billion versus the fourth quarter of 2005. Diluted earnings per share from continuing operations of $2.26 increased 12.4 percent versus the prior year.

The company’s performance in the fourth quarter was driven by several factors:

•                  Strong revenue growth in the software business, driven by continued momentum in strategic middleware and additional benefits from recent acquisitions;

•                  An improved services business profile that delivered accelerated revenue growth and $17.8 billion of new business signings; and

•                  Improved gross margins resulting from continued productivity initiatives across the business segments.

Total revenue in the fourth quarter of $26.3 billion increased 7.5 percent as reported (4 percent adjusted for currency). From a geographic perspective, the Americas and Asia Pacific had the strongest growth, (when adjusted for currency) with improved performance in Japan and positive contributions from emerging countries. Americas’ revenue was $11.1 billion, an increase of 5.9 percent as reported (5 percent adjusted for currency). EMEA revenue were $9.3 billion, up 11.2 percent (3 percent adjusted for currency). Asia Pacific revenue increased 6.9 percent (5 percent adjusted for currency) to $4.8 billion. Revenue from Japan improved with an increase of 2.9 percent (3 percent adjusted for currency) when compared to the fourth quarter of 2005. The emerging countries of Brazil, India, Russia and China together grew 20.7 percent (18 percent adjusted for currency).

The company’s two services segments together had $12.8 billion of revenue in the fourth quarter, an increase of 6.8 percent (3 percent adjusted for currency) when compared to the same period of 2005. Total signings for services in the fourth quarter were $17.8 billion, an increase of 55.1 percent over the year-ago period. Global Technology Services revenue increased 7.1 percent (4 percent adjusted for currency). The acceleration in revenue growth was across the segment’s key offerings. Integrated Technology Services, demonstrating progress from the implementation of new offerings and contribution from the newly acquired Internet Security Systems business grew 7.8 percent, with signings growth of 20 percent—all geographies grew signings. Strategic Outsourcing revenue increased 7.2 percent and signings doubled year over year, with growth in all geographies. Business Transformation Outsourcing revenue increased 8.5 percent. BTO signings declined 57 percent year to year compared to a very strong fourth quarter of 2005. The GTS segment fourth-quarter pre-tax margin was 9.3 percent, down 3.7 points as compared to a strong fourth quarter of 2005. The company is continuing to make investments in sales, delivery and business development skills across its entire set of offerings, as well as investing in strategic outsourcing infrastructure and BTO capabilities.

Global Business Services revenue increased 6.1 percent (3 percent adjusted for currency) led by solid performance in consulting. Revenue performance improved during the second half of 2006, as the company expanded its focus from operational transformation to a focus on profitable growth. Shorter term signings increased 13.5 percent year to year due primarily to strength in higher value add engagements. Longer term signings increased over 200 percent in the fourth quarter driven primarily by AMS. The GBS segment fourth quarter pre-tax margin improved 2.3 points to 11.8 percent driven by improved resource utilization, strong contract management and delivery and stable-to-improved pricing.

Systems and Technology Group segment revenue was $7.1 billion and increased 3.2 percent as reported (flat adjusted for currency), when compared to the fourth quarter of 2005. System z revenue increased 4.5 percent, with MIPS volume growth of 6 percent year to year. System i revenue declined 10.1 percent as sales of upgrades declined year to year as customers continue to leverage their existing capability. Revenue from System p grew 3.5 percent, driven by high-end server sales as customers leverage the platform’s virtualization capabilities to consolidate multiple smaller servers into high-end servers. System x server revenue increased 6.8 percent with growth in both EMEA and Asia Pacific, partially offset by decreased revenue in the Americas as customers continue to evaluate processor alternatives. Blades revenue was essentially flat year over year, with growth in both EMEA and Asia Pacific offset by a decline in the Americas. Storage products increased 9.3 percent, driven by growth in Total disk products of 11.8 percent. Tape products increased 3.9 percent on the continued strength of the new tape security offering. Microelectronics OEM revenue declined 5.6 percent when compared to a very strong fourth quarter of 2005. Retail Store Solutions increased 24.9 percent as customers are replacing older technology in favor of integrated retail solutions.

Software segment revenue of $5.6 billion, increased 14.4 percent (11 percent adjusted for currency), reflecting strong demand for the company’s industry-leading middleware capabilities. In the fourth quarter, revenue from key branded middleware increased 25.1 percent (21 percent adjusted for currency), with all of the five brands delivering double-digit growth. The growth came from both organic sources and strategic acquisitions. The major acquisitions for the year of FileNet, MRO and Micromuse contributed to the growth in the Information Management and Tivoli brands. The WebSphere family of software grew 21.8 percent, with continued strong performance from Application Servers and Business Integration products. Information Management software increased 27.9 percent, driven by the company’s distributed relational database and information on demand product sets. Lotus grew 29.7 percent, benefiting from strong momentum in its Notes/Domino family of collaboration products and broad adoption of its enhanced version of Sametime, which started shipping in the third quarter of 2006. Tivoli increased 25.4 percent with double-digit growth in Systems Management, Security and Storage software. Rational increased 12.0 percent in a slower growing market. In addition to the strong revenue growth in the fourth quarter, the software segment had pre-tax profit of $2.0 billion, an increase of 4.1 percent year to year. The pre-tax margin of 32.3 percent decreased 3.2 points versus 2005, primarily due to the integration of new acquisitions.

Global Financing revenue increased 2.9 percent (flat adjusted for currency), driven primarily by client financing revenue due to an increased average asset base.

The company’s consolidated gross profit margin was 44.6 percent in the fourth quarter, compared with 44.1 percent in the year-ago period. The increase of 0.5 points was driven primarily by improved margins in services and a mix towards the higher margin software business.

Total expense and other income increased 11.1 percent compared to the prior-year period. Selling, general and administrative expense increased 7.0 percent (4 percent adjusted for currency), driven primarily by investments the company made in its software and services businesses, emerging markets and acquisitions. Partially offsetting these increases was the year-over-year decline from the pre-tax curtailment charge of $267 million related to pension changes recorded in the fourth quarter of 2005. RD&E expense increased 8.8 percent in the fourth quarter, driven partially by acquisitions with the remainder reflecting the company’s ongoing investments to maintain technology leadership across its products and services. Other (income) and expense was $150 million of income, a reduction of $184 million (55.0 percent) versus the fourth quarter of 2005. In the prior year, gains on real estate transactions were unusually high due to several large transactions compared with current year real estate activity.

The company’s effective tax rate in the fourth-quarter 2006 was 28.0 percent compared with 29.5 percent in the fourth quarter of 2005. The 1.5 point decrease in the fourth-quarter 2006 tax rate was primarily attributable to the net effect of several items in the quarter. In 2006, the fourth-quarter tax rate was favorably impacted by the settlement of the U.S. Federal income tax audit for the years 2001 through 2003 as well as the retroactive reinstatement of the U.S. research tax credit during the quarter. These benefits were partially offset by the one-time tax cost associated with the intercompany transfer of certain intellectual property, which also occurred in the fourth quarter. In addition, the quarter also benefited from a more favorable mix of income in lower tax jurisdictions.

Share repurchases totaled approximately $1.4 billion in the fourth quarter. The weighted-average number of diluted common shares outstanding in the fourth-quarter 2006 was 1,532.5 million compared with 1,604.8 million in the same period of 2005.

The company generated $5,334 million in cash flow provided by operating activities. This was driven primarily by net income and continued focus on working capital. Net cash used in investing activities of $5,634 million, increased significantly ($4,203 million) versus the fourth quarter of 2005, driven primarily by increased spending on acquisitions.

Management Discussion	12
Road Map	12
Forward-Looking and Cautionary Statements	13
Management Discussion Snapshot	14
Description of Business	15
Year in Review	22
Prior Year in Review	37
Discontinued Operations	41
Other Information	41
Global Financing	49

Report of Management	54

Report of Independent Registered Public Accounting Firm	55

Consolidated Statements	56

PRIOR YEAR IN REVIEW

(Dollars and shares in millions except per share amounts)

			YR. TO YR.
			PERCENT/
			MARGIN
FOR THE YEAR ENDED DECEMBER 31:	2005	2004	CHANGE
Revenue	$91,134	$96,293	(5.4	)%*
Gross profit margin	40.1%	36.9%	3.2	pts.
Total expense and other income	$24,306	$24,900	(2.4)%
Total expense and other income-to-revenue ratio	26.7%	25.9%	0.8	pts.
Income from continuing operations before income taxes	$12,226	$10,669	14.6%
Provision for income taxes	$4,232	$3,172	33.4%
Income from continuing operations	$7,994	$7,497	6.6%
Loss from discontinued operations	$(24)	$(18)	38.2%
Income before cumulative effect of change in accounting principle	$7,970	$7,479	6.6%
Cumulative effect of change in accounting principle, net of tax+	$(36)	$—	NM
Net income	$7,934	$7,479	6.1%
Earnings per share of common stock:
Assuming dilution:
Continuing operations	$4.91	$4.39	11.8%
Discontinued operations	(0.01)	(0.01)	45.0%
Cumulative effect of change in accounting principle+	(0.02)	—	NM
Total	$4.87	$4.38	11.2%
Weighted-average shares outstanding:
Assuming dilution	1,627.6	1,707.2	(4.7)%
Assets**	$105,748	$111,003	(4.7)%
Liabilities**	$72,650	$79,315	(8.4)%
Equity**	$33,098	$31,688	4.4%

*                 (5.8) percent adjusted for currency.

**          At December 31.

+               Reflects implementation of FASB Interpretation No. 47. See note B, “Accounting Changes” on page 72 for additional information.

NM —Not meaningful

CONTINUING OPERATIONS

In 2005, the company delivered solid growth in earnings and cash generation, balanced across its businesses and executed a series of actions to improve productivity and to reallocate resources to the faster growing areas of the business.

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

The increase in revenue, excluding the Personal Computing business, in 2005 as compared to 2004 was primarily due to:

•                  Improving demand in the hardware business driven by System p and System x server products, as well as Storage products, Microelectronics and Engineering and Technology Services;

•                  Improved demand in the software business, driven by key branded middleware products; and

•                  Continued growth in emerging countries (up 23 percent).

The increase in income from continuing operations in 2005 as compared to 2004 was primarily due to:

•                  Moderate revenue growth in the Hardware and Software segments as discussed above;

•                  Execution of the company’s restructuring and productivity initiatives, primarily focused on Global Services; and

•                  Improved demand and continued operational improvement in the Microelectronics business.

In addition to improved earnings, in 2005, the company executed a series of important actions that benefited the company’s performance in the current year and strengthened its capabilities going forward. These actions included:

•                  Completion of the divestiture of the Personal Computing business to Lenovo;

•                  Continuation of investment in acquisitions to strengthen the company’s on demand capabilities; in 2005, the company completed 16 acquisitions at a cost of approximately $2 billion;

•                  Implementation of a large restructuring action to improve the company’s cost competitiveness;

•      Change of the company’s operating model in Europe—shifting resources and decision-making closer to the clients;

•      Redesign of the company’s U.S. pension plan, as well as taking actions in other countries; over the longer term, these actions will reduce volatility and provide a more competitive cost structure;

•      Repatriation of $9.5 billion of foreign earnings under the American Jobs Creation Act of 2004 improving the company’s geographic liquidity position; and

•      Further extension of the company’s commitment to innovation and open standards.

On April 30, 2005, the company sold its Personal Computing business. Accordingly, the company’s reported revenue results include four months of revenue for the Personal Computing Division in 2005 versus 12 months in 2004. A significant driver of the changes in revenue, on an as-reported basis, is the incomparable periods for which the Personal Computing business results are included in the as reported results.

As-reported revenue across all industry sectors declined, except for the Distribution sector, which was essentially flat, due to the sale of the Personal Computing business. The Financial Services revenue decrease (1.7 percent) was driven by Financial Markets (12.2 percent) partially offset by increases in Insurance (1.9 percent) and Banking (0.5 percent). The Public sector revenue decline (5.1 percent) was driven by Education (31.0 percent), Life Sciences (19.1 percent) and Government (2.0 percent), partially offset by increased revenue in Healthcare (13.1 percent). The Distribution sector revenue increase (0.1 percent) was driven by Travel and Transportation (11.0 percent) and Consumer Products (2.6 percent), partially offset by lower revenue in Retail industry (7.5 percent). The decrease (3.4 percent) in Communications sector revenue was driven by Media and Entertainment (11.5 percent), Utilities (5.4 percent) and Telecommunications (1.1 percent). Revenue from Small & Medium Business declined 13.6 percent.

Americas’ revenue declined 3.1 percent (4 percent adjusted for currency) and was driven by the sale of the Personal Computing business. The U.S. declined 5 percent, while Canada increased 5 percent (declined 3 percent adjusted for currency) and Latin America increased 8 percent (declined 2 percent adjusted for currency).

Revenue in EMEA declined (5.1 percent as reported and 4 percent adjusted for currency) across most major countries driven by the sale of the Personal Computing business. Of the major countries, Germany declined 12 percent (11 percent adjusted for currency), France declined 7 percent (6 percent adjusted for currency), Italy declined 11 percent (10 percent adjusted for currency), the U.K. declined 1 percent (flat adjusted for currency) and Spain declined 1 percent (flat adjusted for currency).

Asia Pacific had the weakest results (decreased 12.5 percent as reported and 13 percent adjusted for currency) of the major geographies in 2005. Japan, which represents about 60 percent of the Asia Pacific revenue base, declined 13 percent (11 percent adjusted for currency) in 2005 versus 2004. In addition, ASEAN (Association of Southeast Asian Nations) revenue declined 3 percent (3 percent adjusted for currency) and China declined 19 percent (20 percent adjusted for currency), while India revenue increased 10 percent (8 percent adjusted for currency).

The company continued to invest in growth initiatives in its emerging countries. Revenue growth in these emerging countries is driven by client investment to build out their infrastructures, especially in the Financial Services sector. Overall revenue in these countries declined 2 percent (9 percent adjusted for currency). The declines were driven by the sale of the Personal Computing business. China declined 19 percent (20 percent adjusted for currency), while Brazil’s revenue grew 21 percent (1 percent adjusted for currency), India’s revenue grew 10 percent (8 percent adjusted for currency) and Russia’s revenue increased 2 percent (2 percent adjusted for currency).

OEM revenue increased 13.4 percent primarily due to improved manufacturing yields for game processors driven by the ramp up of production for these processors in the second half of 2005. In addition, E&TS revenue continued to show strong revenue growth.

The company believes that a more appropriate discussion is one that excludes the revenue results of the Personal Computing business in both 2005 and 2004 because it presents results on a comparable basis and provides a more meaningful discussion which focuses on the company’s ongoing operational performance.

Revenue across all Industry sectors increased, except for the Industrial sector, when excluding revenue from the Personal Computing business. Revenue growth was lead by Small & Medium Business (6.5 percent) followed by the Public sector (5.4 percent), Distribution sector (5.0 percent), Financial Services (1.7 percent) and Communications (0.8 percent). Revenue from the Industrial sector declined 2.3 percent.

Revenue in all geographies increased in 2005 versus 2004, with the exception of Asia Pacific. Americas’ revenue increased 5.1 percent (4 percent adjusted for currency) with growth across all key brands and regions. Revenue in EMEA increased 2.3 percent (4 percent adjusted for currency) with mixed performance across the major countries. Asia Pacific revenue decreased 0.9 percent (1 percent adjusted for currency). Overall revenue in the emerging countries of Brazil, India, Russia and China increased a combined 23 percent (14 percent adjusted for currency) in 2005 versus 2004.

Management Discussion	12
Road Map	12
Forward-Looking and Cautionary Statements	13
Management Discussion Snapshot	14
Description of Business	15
Year in Review	22
Prior Year in Review	37
Discontinued Operations	41
Other Information	41
Global Financing	49

Report of Management	54

Report of Independent Registered Public Accounting Firm	55

Consolidated Statements	56

The following is an analysis of the reportable segment results for Global Services, Hardware and Software. The Global Financing analysis is included in the Global Financing section on pages 49 and 50.

Global Services

Global Services revenue increased 2.4 percent (2.0 percent adjusted for currency) in 2005 versus 2004.

(Dollars in millions)

			YR. TO YR.
FOR THE YEAR ENDED DECEMBER 31:	2005	2004	CHANGE
Global Services segment revenue:	$47,407	$46,283	2.4%

Global Technology Services	$31,501	$30,082	4.7%
Strategic Outsourcing	16,522	15,957	3.5
Integrated Technology Services	7,538	7,441	1.3
Business Transformation Outsourcing	1,573	988	59.2
Maintenance	5,868	5,696	3.0
Global Business Services	$15,906	$16,201	(1.8)%

Global Technology Services revenue increased 4.7 percent (4 percent adjusted for currency). Although SO revenue continued to grow (3.5 percent), it experienced a slowdown in its revenue growth rate due to the impact of high levels of backlog erosion experienced in 2004 and the cumulative effect of lower signings, starting in 2004 through the first quarter of 2005. SO revenue growth was driven by EMEA (10 percent) and Asia Pacific (1 percent), while the Americas was essentially flat. ITS signings were down 7 percent in 2005 versus 2004. The ITS business is more dependent upon short-term signings for revenue growth and signings declines in the third and fourth quarter impacted the overall revenue growth rate (1.3 percent) for 2005. The company began to rebalance its ITS offerings and shift its business development and delivery capabilities and skills to higher growth areas in the third quarter of 2005. The company’s BTO business continued its strong year-to-year growth (59.2 percent) due to signings performance in both 2004 and 2005. Revenue growth was strong across all geographies.

Global Business Services revenue decreased 1.8 percent (2 percent adjusted for currency) in 2005 versus 2004. Revenue declined 10 percent in both Asia Pacific and EMEA and increased in the Americas by 14 percent. The company’s Consulting and Systems Integration business had many areas of growth, with strong performance in the Strategy and Change and Supply Chain Management practices. This overall growth was mitigated by weakness year to year in Japan, Germany and the company’s Federal Business in the U.S. However, across all practices, the company drove improved resource utilization and pricing trends remained stable to improving.

Hardware

(Dollars in millions)

			YR. TO YR.
FOR THE YEAR ENDED DECEMBER 31:	2005	2004	CHANGE
Hardware segment revenue:	$23,857	$30,710	(22.3)%
Systems and Technology
Group	$20,981	$19,973	5.0%
System z			(7.6)
System i			0.8
System p			14.6
System x			5.9
System Storage			15.3
Microelectronics			15.6
Engineering & Technology Services			39.2
Retail Store Solutions			(23.0)
Printing Systems			(8.6)
Personal Computing Division	2,876	10,737	NM

NM—Not meaningful

Systems and Technology Group revenue increased 5.0 percent (5 percent adjusted for currency) in 2005 versus 2004. System p server revenue increased 14.6 percent with double-digit growth in all geographies as clients continue to recognize the strength and leadership of the POWER architecture. In October 2005, the company announced a new POWER5+ processor that included the industry’s first Quad Core Module, which puts four processor cores on a single piece of ceramic. System i server revenue increased 0.8 percent driven by broad demand for the company’s POWER5 based offerings. In 2005, System i added over 2,500 new clients, reflecting a continued commitment to the platform from ISVs, resellers and clients. Within System x, server revenue increased 7 percent despite strong competitive pressures driving lower prices, particularly in EMEA and Asia. The company’s momentum in Blades remained strong with revenue growth of 65 percent in 2005 versus 2004. Although System z server revenue declined 7.6 percent versus 2004, MIPS volumes grew 7 percent in 2005. The MIPS growth was driven by the company’s new System z9 which began shipping in late September 2005. System z clients continued to add new workloads to this platform as they build their on demand infrastructure. These new workloads have accelerated Java and Linux adoption on the System z platform.

System Storage revenue growth (15.3 percent) was driven by Total disk revenue growth of 19 percent, while tape grew 9 percent in 2005 versus 2004. Within External disk, mid-range disk and enterprise products both had strong revenue growth of approximately 24 percent in 2005 versus 2004.

Microelectronics revenue increased 15.6 percent due to improved manufacturing yields and volumes for game processors. The fourth quarter of 2005 was the first full quarter of production for these processors. Partially offsetting this increase was a softening of demand for some of the company’s older technology. E&TS revenue continued to show strong growth (39.2 percent) as it represents a unique opportunity for the company to leverage its deep capabilities, expertise and assets in engineering design to benefit client engineering and R&D processes.

Retail Stores Solutions revenue decreased 23.0 percent primarily due to a number of large transactions in 2004 and demand from these clients declined in 2005. Printing Systems revenue decreased 8.6 percent due primarily to lower hardware and maintenance sales.

Personal Computing Division revenue decreased as a result of the company divesting its Personal Computing business to Lenovo on April 30, 2005. The 2005 results have four months of revenue versus 12 months in 2004.

Software

(Dollars in millions)

			YR. TO YR.
FOR THE YEAR ENDED DECEMBER 31:	2005	2004*	CHANGE
Software segment revenue:	$16,830	$16,141	4.3%

Middleware	$12,552	$11,968	4.9%
Key Branded Middleware	7,957	7,306	8.9
WebSphere family			10.2
Information Management			8.2
Lotus			9.7
Tivoli			11.5
Rational			3.6
Other middleware	4,595	4,662	(1.4)
Operating systems	2,426	2,474	(2.0)
Product Lifecycle
Management	1,077	1,047	2.9
Other	775	652	18.8

* Reclassified to conform with 2005 presentation.

Software revenue increased 4.3 percent (4 percent adjusted for currency) in 2005 versus 2004 as the software market remained highly competitive. Revenue growth was driven by the performance of the key Middleware brands, which increased 8.9 percent.

Revenue from the WebSphere family of products increased 10.2 percent with growth in WebSphere Application Servers (15 percent) and WebSphere Portals (12 percent) versus 2004. The WebSphere family provides the foundation technologies for clients implementing business processes and applications in a Services Oriented Architecture (SOA).

Information Management increased 8.2 percent driven by growth in content management and information integration products.

Lotus increased 9.7 percent as clients continue to demonstrate strong response to the Domino Version 7 product line, as well as high interest in Workplace software. Workplace software more than doubled its revenue in 2005 versus 2004.

Tivoli increased 11.5 percent with strong growth in storage software as clients’ adoption of the company’s virtualization technologies continued to gain traction. Tivoli systems management and security software offerings also had good revenue growth in 2005 versus 2004. The security products revenue was driven by the company’s new SOA Security offerings.

Rational increased 3.6 percent in 2005 versus 2004; however, late in the fourth quarter of 2005, client buying deferrals prevented stronger performance.

Revenue from Other middleware products, including host software products such as compilers, certain tools and Other Storage and Printer software declined 1.4 percent versus 2004.

Operating Systems revenue declined 2.0 percent in 2005 versus 2004, primarily due to lower System z and System p revenue, partially offset by increased System i and System x revenue.

Product Lifecycle Management revenue increased 2.9 percent in 2005 versus 2004, primarily for Industrial (5 percent) and Small & Medium Business clients (2 percent).

The company’s consolidated gross profit margin increased 3.2 points versus 2004 to 40.1 percent. Margin improvement in both Hardware and Global Services contributed to the overall increase.

Global Services gross profit margin increased 1.8 points year to year to 26.0 percent due to benefits from the restructuring actions taken in the second quarter of 2005, improved utilization/productivity and a better overall contract profile.

The increase in Hardware margins of 5.5 points to 36.5 percent was primarily due to the divestiture of the Personal Computing business (which had a lower gross profit margin than the other hardware businesses) in the second quarter of 2005. The absence of the Personal Computing business contributed 3.8 points to the increase in the 2005 margin. Microelectronics’ margin increased due to improving yields.

The Software margin at 84.9 percent increased 0.3 points due to growth in Software revenue and reduced external royalty costs.

Total expense and other income decreased 2.4 percent (3 percent adjusted for currency) in 2005 versus 2004. Overall, the decrease was primarily due to the gain associated with the divestiture of the Personal Computing business ($1,108 million), a gain from a legal settlement with Microsoft ($775 million) partially offset by incremental restructuring charges ($1,706 million) recorded in the second quarter of 2005. The expense-to-revenue ratio increased 0.8 points to 26.7 percent in 2005, as revenue declined 5.4 percent and expense declined 2.4 percent in 2005 versus 2004.

Management Discussion	12
Road Map	12
Forward-Looking and Cautionary Statements	13
Management Discussion Snapshot	14
Description of Business	15
Year in Review	22
Prior Year in Review	37
Discontinued Operations	41
Other Information	41
Global Financing	49

Report of Management	54

Report of Independent Registered Public Accounting Firm	55

Consolidated Statements	56

Total SG&A expense of $21,314 million increased 6.1 percent (6 percent adjusted for currency). The increase was primarily driven by the restructuring charges recorded in the second quarter of 2005. In addition, retirement-related expenses increased ($236 million) in 2005. These increases were partially offset by lower operational expenses as a result of the restructuring actions and the Personal Computing business divestiture, lower stock-based compensation expense of $308 million and lower ongoing workforce reductions. In addition, Bad debt expense declined $164 million primarily due to decreased specific reserve requirements, an overall reduction in the financing asset portfolio, an improvement in economic conditions and improved credit quality.

Other (income) and expense was income of $2,122 million and $23 million in 2005 and 2004, respectively. The increase was primarily driven by the gain on the sale of the Personal Computing business. The pre-tax gain associated with this transaction was $1,108 million. In addition, the company settled certain antitrust issues with the Microsoft Corporation and the gain from this settlement was $775 million; additional Interest income ($127 million) generated by the company in 2005; and lower foreign currency transaction losses of $211 million, which relate to losses on certain hedge contracts offset by settlement of foreign currency receivables and payables. The company also had additional gains ($108 million) from the sale of certain real estate transactions in 2005 versus 2004. These gains were partially offset by real-estate related restructuring charges recorded in the second quarter of 2005.

Research, development and engineering (RD&E) expense of $5,842 million decreased $32 million or 0.6 percent driven by the sale of the Personal Computing business in the second quarter of 2005 ($93 million) and lower spending in Microelectronics ($93 million) and Software ($25 million). These decreases were partially offset by increased spending in Systems and Technology for server products ($171 million). Included in RD&E expense was increased retirement-related expense of $95 million and a decrease of $94 million for stock-based compensation expense in 2005 versus 2004.

Intellectual property (IP) and custom development income of $948 million decreased $222 million or 19.0 percent in 2005 versus 2004. The decrease was driven by Sales and other transfers of intellectual property ($230 million) due primarily to Applied Micro Circuits Corporation’s (AMCC) acquisition of the company’s IP associated with its embedded PowerPC 4xx standard products for $208 million in 2004.

The provision for income taxes resulted in an effective tax rate of 34.6 percent for 2005, compared with the 2004 effective tax rate of 29.7 percent. The 4.9 point increase in the effective tax rate in 2005 was primarily due to the third-quarter 2005 tax charge associated with the repatriation of $9.5 billion under the American Jobs Creation Act of 2004.

Assets of $105,748 million declined $5,256 million or 4.7 percent, of which, $5,715 million of the year-to-year decrease relates to the impact of currency translation. Other asset changes primarily consisted of an increase in Cash and cash equivalents, an increase in Goodwill associated with 2005 acquisitions and increased Prepaid pension assets. These increases were partially offset by lower financing receivables and lower deferred tax assets.

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

In 2006, the company reported net income of $76 million, net of tax, primarily related to tax benefits from tax audit settlements. The company incurred a loss from discontinued operations of $24 million in 2005 and $18 million in 2004, net of tax. These losses were primarily due to additional costs associated with parts warranty as agreed upon by the company and Hitachi, under the terms of the agreement for the sale of the HDD business to Hitachi.

OTHER INFORMATION

LOOKING FORWARD

The following key drivers impacting the company’s business are discussed on page 21:

•                  Economic environment and corporate spending budgets;

•                  Internal business transformation and global integration initiatives;

•                  Innovation initiatives;

•                  Open standards; and

•                  Investing in growth opportunities.

Looking forward, while uncertainties make forecasts difficult, based on economic indicators, the company anticipates moderate growth for the world economy, capital investment and the traditional IT industry. The pace of globalization is expected to increase competition, further driving clients to innovate and transform their business models, processes and practices, all of which create opportunities for the company.

As highlighted in the Management Discussion Snapshot on page 14, the company has successfully transformed its business model over the past several years. This transformation led to the company’s performance in 2006 and has positioned it to capture additional market opportunities worldwide going forward.

The company has a significant global presence, operating in 170 countries, with approximately 60 percent of its revenue generated outside the United States. In addition, approximately 65 percent of the company’s employees are located outside the United States, including about 30 percent in Asia Pacific. This global reach gives the company access to markets, with local management teams who understand the clients and their challenges and who can respond to these opportunities with value-add solutions.

In emerging markets, the company will continue to invest for revenue growth and leadership. The company has had good success in the emerging markets of China, India, Russia and Brazil. These countries have been among the fastest growing IT markets in the world, and the company expects them to continue to grow at a rate greater than the worldwide IT growth rate for several years.

As a globally integrated enterprise, the company will continue to leverage the skills and capabilities of its global infrastructure and work force. The company’s global scale provides a base to leverage its investments and continue to focus on increased productivity and efficiency in the coming year. In 2006, the company expanded its global delivery centers—improving its services delivery to clients—and significantly increased its resources in service delivery centers. Going forward, the company will also continue the global integration of its internal support functions with a continued objective of increased productivity.

With respect to technology, in 2006, the company was awarded more U.S. patents than any other company for the fourteenth year in a row. The company remains committed to technology leadership and will continue to focus internal development investments on high-value, high-growth opportunities and to broaden its ability to deliver client and industry solutions.

The company will also continue to selectively pursue acquisitions to grow its capabilities. The company has a targeted acquisition strategy and has developed the ability to efficiently acquire, integrate and accelerate new product and service offerings. In addition, the company will continue to evaluate underperforming and less strategic areas of its portfolio.

The company’s continued investments in Software have led to this segment’s emergence as a strong source of revenue growth and the largest contributor to the company’s profit in 2006. The company’s Software is differentiated in the industry by both the strength of its individual products and the breadth of the software offerings. The key to the company’s continued Software growth stems from the ability to maintain and grow this industry-leading software business. The company expects to accomplish this through a combination of internal development and strategic acquisitions. These products will be rapidly developed and integrated to bring continued value to clients.

In addition, continued Software growth is also dependent on the company’s ability to bring these technologies to market effectively, leveraging its worldwide sales and marketing capabilities. The company will continue to invest in sales and marketing resources, targeting the faster growing regions, sectors and technologies in the industry. Finally, growth is fueled by the rapid deployment of these technologies in client accounts. The company’s unique ability to combine Software, Services and Hardware into robust customer solutions increases the rate of Software deployment, leading to higher loyalty rates and improved Software annuity streams.

Within the Global Services business, revenue growth improved over the course of the year and the company saw results from the targeted actions and investments it has made the past two years. The Integrated Technology Services business is improving after rebalancing its offerings and resources. Global Business Services significantly improved profitability. The company will continue to make investments in sales, delivery and business development across its services offerings. The company will also continue to optimize its resources and processes to increase productivity and improve flexibility and scalability. The key to future success in Services will come from the company’s ability to integrate its business globally, leverage both local and global skills and effectively use technology to create solutions that deliver value and cost savings for clients.

The company’s Systems and Technology Group is the leader in servers. Through continued development investment, the company introduced POWER5+, extended virtualization capabilities and provided leading technology for all major game platforms in 2006. Going forward, the company will focus its investments on differentiating technologies with high-growth potential including POWER6, blades, high-performance computing and energy efficiency. In the Microelectronics business, the company anticipates that game processor demand will continue to moderate through the first half of 2007 given the seasonality of the consumer segment.

As discussed in note X, “Subsequent Events” on page 115, the company will form a joint venture with Ricoh based on the company’s Printing Systems Division and initially have a 49 percent ownership interest in the joint venture. This transaction is expected to close in the second quarter of 2007, and the company will continue to operate this business in the normal course until the closing.

The company expects 2007 pre-tax retirement-related plan expense to increase approximately $100 million when compared to 2006. This expected year-to-year change is primarily driven by an increase in the cost of defined contribution plans. The cost of defined benefit plans is estimated to be essentially flat year to year as increases due to changes in the actuarial assumptions (used to determine 2007 expense) will be offset by expected savings due to better-than-expected 2006 return on asset performance. The actual return on the U.S. Personal Pension Plan (PPP) assets for 2006 was 15 percent.

Pre-tax stock-based compensation expense declined $189 million in 2006, compared to 2005. The company expects stock-based compensation expense to decline in 2007, when compared to 2006. The anticipated decline is expected to be less than $100 million on a pre-tax basis.

Management Discussion	12
Road Map	12
Forward-Looking and Cautionary Statements	13
Management Discussion Snapshot	14
Description of Business	15
Year in Review	22
Prior Year in Review	37
Discontinued Operations	41
Other Information	41
Global Financing	49

Report of Management	54

Report of Independent Registered Public Accounting Firm	55

Consolidated Statements	56

The amount of IP and custom development income has been declining in recent years, down 5 percent in 2006 and 19 percent in 2005. A moderate declining trend may continue as the company does not expect IP income to be a contributor to growth. The overall level of IP income is dependent on several factors: divestitures, industry consolidation, economic conditions and the timing of new patents and know-how development.

The company’s business is designed to be measured over the long term. The strategies that the company deploys, investments and any other actions are implemented with an objective of optimizing the company’s long-term performance. In the coming year, the company expects to take actions to continue its transformation and improve the business. These actions are done within the framework of managing the business for sustainability and to deliver the company’s long-term objective of 10 to 12 percent earnings per share growth.

Income Taxes

The company expects that its effective tax rate in 2007 will be approximately 28.5 percent. This rate is lower than the company’s historical expected tax rate of 30 percent due to an expectation of a more favorable mix of income in lower tax jurisdictions. The rate will change year to year based on non-recurring events, such as the settlement of income tax audits, as well as recurring factors including the geographic mix of income before taxes, the timing and amount of foreign dividend repatriation, state and local taxes and the effects of various global income tax strategies.

In 2006 and 2005, the company’s cash tax rate was approximately 16 percent.

The company’s cash tax rate represents the amount of income taxes paid during the year over Income from continuing operations before income taxes. The cash tax rate differs from the company’s effective tax rate due to a number of variables including, but not limited to, certain items of income and expense that are recognized in different years for financial reporting purposes than for income tax purposes, differences in currency rates used in the translation of the non-U.S. income tax provision and income tax payments and current year cash tax payments or refunds that are related to prior years. The company anticipates that its cash tax rate will increase in the near term as the company has now fully utilized its U.S. Federal tax credit carryforwards.

LIQUIDITY AND CAPITAL RESOURCES

The company has consistently generated strong cash flow from operations, providing a source of funds ranging between $13.8 billion and $15.3 billion per year over the past five years. The company provides for additional liquidity through several sources; maintaining a sizable cash balance, access to global funding sources and a committed global credit facility. The following table provides a summary of these major sources of liquidity for the years ended December 31, 2002 through 2006.

Cash Flow and Liquidity Trends

(Dollars in billions)

	2006	2005	2004	2003	2002
Net cash from operating activities	$15.0	$14.9	$15.3	$14.5	$13.8
Cash and short-term marketable securities	$10.7	$13.7	$10.6	$7.6	$6.0
Size of global credit facilities	$10.0	$10.0	$10.0	$10.0	$12.0
Trade receivables securitization facility	$—	$0.5	$0.5	$—	$—

The major rating agencies’ ratings on the company’s debt securities at December 31, 2006 appear in the following table and remain unchanged over the past five years. The company has no contractual arrangements that, in the event of a change in credit rating, would result in a material adverse effect on its financial position or liquidity.

	STANDARD	MOODY’S
	AND	INVESTORS	FITCH
	POOR’S	SERVICE	RATINGS
Senior long-term debt	A+	A1	AA-
Commercial paper	A-1	Prime-1	F1+

The company prepares its Consolidated Statement of Cash Flows in accordance with SFAS No. 95, “Statement of Cash Flows,” on page 58 and highlights causes and events underlying sources and uses of cash in that format on page 33. For purposes of running its business, the company manages, monitors and analyzes cash flows in a different format.

As discussed on page 49, one of the company’s two primary objectives of its Global Financing business is to generate strong return on equity. Increasing receivables is the basis for growth in a financing business. Accordingly, management considers Global Financing receivables as a profit-generating investment, not as working capital that should be minimized for efficiency. After classifying Global Financing accounts receivables as an investment, the remaining net cash flow is viewed by the company as the Cash available for investment and for distribution to shareholders. With respect to the company’s cash flow analysis for internal management purposes (see the table on page 44), Global Financing accounts receivables are combined with Global Financing debt to represent the Net Global Financing debt to accounts receivable (a profit-generating investment).

From the perspective of how management views cash flows, in 2006, net cash from operating activities, excluding Global Financing receivables, was $15.3 billion, an increase of $2.2 billion compared to 2005. This cash performance was driven primarily by the growth in net income from continuing operations, continued focus on working capital and lower pension funding year over year. The company returned over 100 percent of net income in 2006 to shareholders in dividend payments and share repurchases.

Over the past five years, the company generated over $64.3 billion in Cash available for investment and for distribution to shareholders. As a result, during that period the company invested $20.5 billion of net capital expenditures, invested $12.0 billion in strategic acquisitions, received $2.3 billion from divestitures and returned $37.7 billion to shareholders through dividends and share repurchases. The amount of prospective Returns to shareholders in the form of dividends and share repurchases will vary based upon several factors including each year’s operating results, capital expenditures, research and development and acquisitions, as well as the factors discussed following the table below.

The company’s Board of Directors meets quarterly to consider the dividend payment. The company expects to fund dividend payments through cash from operations. In the second quarter of 2006, the Board of Directors increased the company’s quarterly common stock dividend from $0.20 to $0.30 per share.

The table below represents the way in which management reviews cash flow as described on page 43.

(Dollars in billions)

FOR THE YEAR ENDED DECEMBER 31:	2006	2005	2004	2003	2002
Net cash from operating activities (Continuing Operations):	$15.0	$14.9	$15.3	$14.5	$13.8
Less: Global Financing accounts receivable	(0.3)	1.8	2.5	1.9	3.3
Net cash from operating activities (Continuing Operations), excluding Global Financing receivables	15.3	13.1	12.9	12.6	10.5
Investing Activities:
Capital expenditures, net	(4.7)	(3.5)	(3.7)	(3.9)	(4.6)
Global Financing accounts receivable	(0.3)	1.8	2.5	1.9	3.3
Global Financing debt	1.0	(0.6)	(1.7)	(2.6)	(3.1)

Net Global Financing debt to accounts receivable	0.8	1.3	0.7	(0.7)	0.2
Acquisitions	(3.8)	(1.5)	(1.7)	(1.8)	(3.2)
Divestitures	—	0.9	—	0.1	1.2
Return to shareholders:
Share Repurchase	(8.1)	(7.7)	(7.1)	(4.3)	(4.2)
Dividends	(1.7)	(1.2)	(1.2)	(1.1)	(1.0)
Change in non-Global Financing debt	(1.1)	1.2	0.7	(0.9)	(0.1)
Other	0.4	0.7	2.5	1.9	1.4
Discontinued operations	—	—	(0.1)	(0.2)	(0.7)

Change in cash, cash equivalents and short-term marketable securities	$(3.0)	$3.1	$2.9	$1.7	$(0.4)

Events that could temporarily change the historical cash flow dynamics discussed above include significant changes in operating results, material changes in geographic sources of cash, unexpected adverse impacts from litigation or future pension funding during periods of severe and prolonged downturn in the capital markets. Whether any litigation has such an adverse impact will depend on a number of variables, which are more completely described on page 91. With respect to pension funding, in the first quarter of 2006, the company contributed approximately $1 billion to the U.K. pension plan, and on January 19, 2005, the company contributed $1.7 billion to the qualified portion of the PPP, a U.S. defined benefit plan. As highlighted in the Contractual Obligations table on page 45, the company expects to make legally mandated pension plan contributions to certain non-U.S. plans of approximately $2.6 billion in the next three years. The company is not quantifying any further impact from pension funding because it is not possible to predict future movements in the capital markets or pension plan funding regulations. As discussed in note B, “Accounting Changes” on page 71, the company implemented SFAS No. 158 effective December 31, 2006. The effects of applying SFAS No. 158 on the Consolidated Statement of Financial Position are highlighted in the table on page 101. The adoption of SFAS No. 158 will have no impact on the company’s existing debt covenants, credit ratings or financial flexibility.

The Pension Protection Act of 2006 (the Act) was enacted into law in 2006, and, among other things, increases the funding requirements for certain U.S. defined benefit plans beginning after December 31, 2007. The company currently does not expect the Act to have a material effect on the company’s minimum mandatory contributions to its U.S. defined benefit plan.

Management Discussion	12
Road Map	12
Forward-Looking and Cautionary Statements	13
Management Discussion Snapshot	14
Description of Business	15
Year in Review	22
Prior Year in Review	37
Discontinued Operations	41
Other Information	41
Global Financing	49

Report of Management	54

Report of Independent Registered Public Accounting Firm	55

Consolidated Statements	56

Contractual Obligations

(Dollars in millions)

	TOTAL
	CONTRACTUAL	PAYMENTS DUE IN
	PAYMENT STREAM	2007	2008-09	2010-11	AFTER 2011
Long-term debt obligations	$16,086	$2,724	$3,662	$3,852	$5,848
Capital (finance) lease obligations	363	83	148	93	39
Operating lease obligations	5,345	1,302	2,006	1,182	855
Purchase obligations	1,844	841	737	173	93
Other long-term liabilities:
Minimum pension funding (mandated)*	2,625	563	1,055	1,007	—
Executive compensation	994	60	129	141	664
Long-term termination benefits	2,160	315	277	176	1,392
Other	689	47	113	85	444
Total	$30,106	$5,935	$8,127	$6,709	$9,335

*                 These amounts represent future pension contributions that are mandated by local regulations or statute for retirees receiving pension benefits. They are all associated with non-U.S. pension plans. The projected payments beyond 2011 are not currently determinable. See note V, “Retirement-Related Benefits,” on pages 100 to 111 for additional information on the non-U.S. plans’ investment strategies and expected contributions and for information regarding the company’s unfunded pension liability of $14,543 million at December 31, 2006.

Total contractual payments are reported in the table above excluding the effects of time value and therefore, may not equal the amounts reported in the company’s Consolidated Statement of Financial Position.

Purchase obligations include all commitments to purchase goods or services of either a fixed or minimum quantity that meet any of the following criteria: (1) they are noncancelable, (2) the company would incur a penalty if the agreement was canceled, or (3) the company must make specified minimum payments even if it does not take delivery of the contracted products or services (“take-or-pay”). If the obligation to purchase goods or services is noncancelable, the entire value of the contract is included in the table above. If the obligation is cancelable, but the company would incur a penalty if canceled, the dollar amount of the penalty is included as a purchase obligation. Contracted minimum amounts specified in take-or-pay contracts are also included in the table as they represent the portion of each contract that is a firm commitment.

In the ordinary course of business, the company enters into contracts that specify that the company will purchase all or a portion of its requirements of a specific product, commodity or service from a supplier or vendor. These contracts are generally entered into in order to secure pricing or other negotiated terms. They do not specify fixed or minimum quantities to be purchased and, therefore, the company does not consider them to be purchase obligations.

Off-Balance Sheet Arrangements

In the ordinary course of business, the company entered into off-balance sheet arrangements as defined by the SEC Financial Reporting Release 67 (FRR-67), “Disclosure in Management’s Discussion and Analysis about Off-Balance Sheet Arrangements and Aggregate Contractual Obligations.”

None of these off-balance sheet arrangements either has, or is reasonably likely to have, a material current or future effect on financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources. See the table above for the company’s contractual obligations and note O, “Contingencies and Commitments,” on pages 91 and 92, for detailed information about the company’s guarantees, financial commitments and indemnification arrangements. The company does not have retained interests in assets transferred to unconsolidated entities (see note J, “Securitization of Receivables,” on page 81) or other material off-balance sheet interests or instruments.

CRITICAL ACCOUNTING ESTIMATES

The application of GAAP requires the company to make estimates and assumptions about future events that directly affect its reported financial condition and operating performance. The accounting estimates and assumptions discussed in this section are those that the company considers to be the most critical to its financial statements. An accounting estimate is considered critical if both (a) the nature of the estimates or assumptions is material due to the levels of subjectivity and judgment involved, and (b) the impact within a reasonable range of outcomes of the estimates and assumptions is material to the company’s financial condition or operating performance. The critical accounting estimates related to the company’s Global Financing business are described on page 53 in the Global Financing section. The company’s significant accounting policies are described in note A, “Significant Accounting Policies” on pages 62 to 71.

A quantitative sensitivity analysis is provided where that information is reasonably available, can be reliably estimated and provides material information to investors. The amounts used to assess sensitivity (e.g., 1 percent, 5 percent, etc.) are included to allow users of the Annual Report to understand a general direction cause and effect of changes in the estimates and do not represent management’s predictions of variability.

Pension Assumptions

The measurement of the company’s benefit obligation to its employees and net periodic pension cost/(income) requires the use of certain assumptions, including, among others, estimates of discount rates and expected return on plan assets.

Changes in the discount rate assumptions will impact the service cost, (gain)/loss amortization and interest cost components of the net periodic pension cost/(income) calculation (see page 107 for information regarding the discount rate assumptions) and the projected benefit obligation (PBO). As presented on page 106, the company increased the discount rate assumption for the U.S. PPP by 25 basis points to 5.75 percent on December 31, 2006. This change will decrease pretax cost and expense recognized in 2007 by $90 million. If the discount rate assumption for the PPP decreased by 25 basis points on December 31, 2006, pre-tax cost and expense recognized in 2007 would have increased by $87 million. Changes in the discount rate assumptions will impact the PBO which, in turn, may impact the company’s funding decisions if the PBO exceeds plan assets. Each 25 basis point increase or decrease in the discount rate will cause a corresponding decrease or increase, respectively, in the PPP’s PBO of an estimated $1.2 billion based upon December 31, 2006 data. Page 104 presents the PPP’s PBO (after the increase in discount rate presenteded on page 106) and plan assets as of December 31, 2006.

The expected long-term return on plan assets is used in calculating the net periodic pension (income)/cost. See page 107 for information regarding the expected long-term return on plan assets assumption. The differences between the actual return on plan assets and expected long-term return on plan assets are recognized over five years in the expected return on plan assets line in net periodic pension (income)/cost and also as a component of actuarial gains/losses, which are recognized over the service lives of the employees in the plan, provided such amounts exceed thresholds which are based upon the obligation or the value of plan assets, as provided by accounting standards.

To the extent the outlook for long-term returns changes such that management changes its expected long-term return on plan assets assumption, each 50 basis point increase or decrease in the expected long-term return on PPP plan assets assumption will have an estimated increase or decrease, respectively, of $232 million on the following year’s pre-tax net periodic pension (income)/cost (based upon the PPP’s plan assets at December 31, 2006 and assuming no contributions are made in 2007).

The company may voluntarily make contributions or be required, by law, to make contributions to its pension plans. Actual results that differ from the estimates may result in more or less future company funding into the pension plans than is planned by management.

Impacts of these types of changes on the company’s pension plans in other countries worldwide will vary depending upon the status of each respective plan.

Costs to Complete Service Contracts

The company enters into numerous service contracts through its GTS and GBS businesses. During the contractual period, revenue, cost and profits may be impacted by estimates of the ultimate profitability of each contract, especially contracts for which the company uses the percentage-of-completion (POC) method of accounting. If at any time these estimates indicate the contract will be unprofitable, for POC contracts the entire estimated loss for the remainder of the contract is recorded immediately in cost. The company performs ongoing profitability analyses of its services contracts in order to determine whether the latest estimates require updating. Key factors reviewed by the company to estimate the future costs to complete each contract are future labor costs, future product costs and productivity efficiencies. Contract loss provisions recorded as a component of Other accrued expenses and liabilities are approximately $32 million and $70 million at December 31, 2006 and December 31, 2005, respectively.

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

Management Discussion	12
Road Map	12
Forward-Looking and Cautionary Statements	13
Management Discussion Snapshot	14
Description of Business	15
Year in Review	22
Prior Year in Review	37
Discontinued Operations	41
Other Information	41
Global Financing	49

Report of Management	54

Report of Independent Registered Public Accounting Firm	55

Consolidated Statements	56

To the extent that the provision for income taxes increases/decreases by 1 percent of Income from continuing operations before income taxes, consolidated Income from continuing operations would have declined/improved by $133 million in 2006.

Valuation of Assets and Reporting Units

The application of business combination and impairment accounting requires the use of significant estimates and assumptions. The purchase method of accounting for business combinations requires the company estimate the fair value of assets acquired and liabilities assumed to properly allocate purchase price consideration between assets that are depreciated and amortized from goodwill. Impairment testing for assets, other than goodwill, requires the allocation of cash flows to those assets or group of assets and if required, an estimate of fair value for the assets or group of assets. Impairment testing for goodwill requires the company assign assets and liabilities to reporting units along with estimating future cash flows for those reporting units based on assumptions of future events.

The company’s estimates are based upon assumptions believed to be reasonable, but which are inherently uncertain and unpredictable. When appropriate, the company engages independent third-party appraisal firms to assist in determining the fair values of assets and reporting units. These valuations, whether performed by the company or an independent third party, require the use of management’s assumptions, which would not reflect unanticipated events and circumstances that may occur.

Restructuring Actions

The company has executed, and may continue to execute, restructuring actions which require management to utilize significant estimates related to expenses for severance and other employee separation costs, realizable values of assets made redundant or obsolete, lease cancellation and other exit costs. If the actual amounts differ from the company’s estimates, the amount of restructuring charges could be materially impacted. See note R, “2005 Actions” on pages 93 and 94 for a description of restructuring actions.

Loss Contingencies

The company is currently involved in various claims and legal proceedings. Quarterly, the company reviews the status of each significant matter and assesses its potential financial exposure. If the potential loss from any claim or legal proceeding is considered probable and the amount can be reasonably estimated, the company accrues a liability for the estimated loss. Significant judgment is required in both the determination of probability and the determination as to whether an exposure is reasonably estimable. Because of uncertainties related to these matters, accruals are based only on the best information available at the time. As additional information becomes available, the company reassesses the potential liability related to its pending claims and litigation and may revise its estimates. Such revisions in the estimates of the potential liabilities could have a material impact on the company’s results of operations and financial position.

CURRENCY RATE FLUCTUATIONS

Changes in the relative values of non-U.S. currencies to the U.S. dollar affect the company’s results. At December 31, 2006, currency changes resulted in assets and liabilities denominated in local currencies being translated into more dollars than at year-end 2005. The company uses a variety of financial hedging instruments to limit specific currency risks related to financing transactions and other foreign currency-based transactions. Further discussion of currency and hedging appears in note L, “Derivatives and Hedging Transactions,” on pages 83 through 86.

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

The company’s debt, in support of the Global Financing business and the geographic breadth of the company’s operations, contains an element of market risk from changes in interest and currency rates. The company manages this risk, in part, through the use of a variety of financial instruments including derivatives, as explained in note L, “Derivatives and Hedging Transactions,” on pages 83 through 86.

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

To perform the sensitivity analysis, the company assesses the risk of loss in fair values from the effect of hypothetical changes in interest rates and foreign currency exchange rates on market-sensitive instruments. The market values for interest and foreign currency exchange risk are computed based on the present value of future cash flows as affected by the changes in rates that are attributable to the market risk being measured. The discount rates used for the present value computations were selected based on market interest and foreign currency exchange rates in effect at December 31, 2006 and 2005. The differences in this comparison are the hypothetical gains or losses associated with each type of risk.

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

The results of the sensitivity analysis at December 31, 2006, and December 31, 2005, are as follows:

Interest Rate Risk

At December 31, 2006, a 10 percent decrease in the levels of interest rates, with all other variables held constant, would result in a decrease in the fair market value of the company’s financial instruments of $113 million as compared with an increase of $18 million at December 31, 2005. A 10 percent increase in the levels of interest rates with all other variables held constant would result in a increase in the fair value of the company’s financial instruments of $96 million as compared to a decrease of $8 million at December 31, 2005. Changes in the relative sensitivity of the fair value of the company’s financial instrument portfolio for these theoretical changes in the level of interest rates are primarily driven by changes in the company’s debt maturities, interest rate profile and amount.

Foreign Currency Exchange Rate Risk

At December 31, 2006, a 10 percent weaker U.S. dollar against foreign currencies, with all other variables held constant, would result in a decrease in the fair value of the company’s financial instruments of $348 million as compared with a decrease of $257 million at December 31, 2005. Conversely, a 10 percent stronger U.S. dollar against foreign currencies, with all other variables held constant, would result in an increase in the fair value of the company’s financial instruments of $330 million compared with an increase of $278 million at December 31, 2005.

FINANCING RISKS

See the “Global Financing-Description of Business” on page 49 for a discussion of the financing risks associated with the company’s Global Financing business and management’s actions to mitigate such risks while striving for consistently strong returns on Global Financing’s equity.

EMPLOYEES AND RELATED WORKFORCE

				PERCENTAGE CHANGES
FOR THE YEAR ENDED DECEMBER 31:	2006	2005	2004	2006-05	2005-04
IBM/wholly owned subsidiaries	355,766	329,373	329,001	8.0	0.1
Less-than-wholly owned subsidiaries	10,720	12,377	19,051	(13.4)	(35.0)
Complementary	28,063	24,595	21,225	14.1	15.9

Management Discussion	12
Road Map	12
Forward-Looking and Cautionary Statements	13
Management Discussion Snapshot	14
Description of Business	15
Year in Review	22
Prior Year in Review	37
Discontinued Operations	41
Other Information	41
Global Financing	49

Report of Management	54

Report of Independent Registered Public Accounting Firm	55

Consolidated Statements	56

Employees at IBM and its wholly owned subsidiaries in 2006 increased 26,393 compared with 2005. Resources increased in all geographies; on a country-basis, India experienced the largest growth, up 16,024 to approximately 52,000 employees at year end. The U.S. at approximately 127,000 employees, also increased modestly versus 2005. The company continues to invest in Global Services and Software through a combination of hiring and acquisitions. IBM also continues to rebalance its workforce globally to improve the company’s competitiveness in the marketplace, as well as to withdraw from certain businesses.

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

The mission of Global Financing is to generate a return on equity and to facilitate clients’ acquisition of primarily IBM hardware, software and services.

Global Financing invests in financing assets, manages the associated risks and leverages with debt, all with the objective of generating consistently strong returns on equity. The primary focus on IBM products and IBM clients mitigates the risks normally associated with a financing company. Global Financing has the benefit of both a deep knowledge of its client base and a clear insight into the products that are being leased. This combination allows Global Financing to effectively manage two of the major risks (credit and residual value) that are normally associated with financing.

Global Financing comprises three lines of business:

•                  Client financing provides lease and loan financing to end users and internal clients for terms generally between two and seven years. Internal financing is predominantly in support of Global Services’ long-term client services contracts. Global Financing also factors a selected portion of the company’s accounts receivable, primarily for cash management purposes. All internal financing arrangements are at arm’s-length rates and are based upon market conditions.

•                  Commercial financing provides primarily short-term inventory and accounts receivable financing to dealers and remarketers of IT products.

•                  Remarketing sells and leases used equipment to new or existing clients both externally and internally. This equipment is primarily sourced from the conclusion of lease transactions. Externally-remarketed equipment revenue represents sales or leases to clients and resellers. Internally-remarketed equipment revenue primarily represents used equipment that is sold or leased internally to the Systems and Technology Group and Global Services segments. The Systems and Technology Group may also sell the equipment that it purchases from Global Financing to external clients.

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

RESULTS OF OPERATIONS

(Dollars in millions)

FOR THE YEAR ENDED DECEMBER 31:	2006	2005	2004
External revenue	$2,365	$2,401	$2,607
Internal revenue	1,527	1,506	1,287
Total revenue	3,892	3,907	3,894
Cost	1,773	1,648	1,540
Gross profit	$2,119	$2,259	$2,354
Gross profit margin	54.5%	57.8%	60.5%
Pre-tax income	$1,455	$1,583	$1,458
After-tax income*	$914	$1,032	$915
Return on equity*	29.5%	33.2%	28.6%

* See page 53 for the details of the After-tax income and the Return on equity calculation.

Total Global Financing revenue decreased 0.4 percent in 2006 as compared to 2005, driven by a decrease in External revenue. External revenue decreased 1.5 percent (2.0 percent adjusted for currency) primarily driven by used equipment sales of $625 million in 2006 versus $681 million in 2005, a decrease of 8.3 percent. Internal revenue increased 1.4 percent driven by financing revenue of $602 million in 2006 versus $544 million in 2005, an increase of 10.6 percent, partially offset by used equipment sales of $925 million in 2006 versus $962 million in 2005, a decrease of 3.8 percent. The increase in financing revenue was due to higher average asset balances and higher asset yields. The decrease in internal used equipment sales was due to higher prior-year early terminations of internal leases and the subsequent sale of this equipment to Global Services, partially offset by higher sales to the Systems and Technology Group.

Total Global Financing revenue increased 0.3 percent in 2005 as compared to 2004, driven by Internal revenue growth. External revenue decreased 7.9 percent (8.6 percent adjusted for currency) primarily driven by financing revenue of $1,720 million in 2005 versus $1,899 million in 2004, a decrease of 9.4 percent, due to lower average asset balances and declining asset yields. Internal revenue increased 17.0 percent driven by used equipment sales of $962 million in 2005 versus $716 million in 2004, an increase of 34.4 percent, partially offset by financing income of $544 million in 2005 versus $571 million in 2004, a decrease of 4.7 percent. The increase in internal used equipment sales was due to higher sales to the Systems and Technology Group, as well as higher early terminations of internal leases and the subsequent sale of this equipment to Global Services.

Global Financing gross profit dollars decreased $140 million or 6.2 percent and gross profit margin declined 3.3 points in 2006 versus 2005. The decrease in gross profit dollars was primarily driven by borrowing costs of $813 million in 2006 versus $641 million in 2005, an increase of 26.8 percent, primarily related to the interest rate environment during the year, and equipment sales gross profit of $591 million in 2006 versus $637 million in 2005, a decrease of 7.2 percent due to the decrease in used equipment sales discussed above. This was partially offset by the increase in financing revenue also discussed above. The decrease in gross profit margin was driven by lower financing margins due to higher borrowing costs related to the interest rate environment during the year and a decrease in equipment sales margins, partially offset by a mix change away from lower margin remarketing sales towards higher margin financing income.

Global Financing gross profit dollars decreased $95 million or 4.0 percent and gross profit margin declined 2.7 points in 2005 versus 2004. The decrease in gross profit dollars was primarily driven by the decline in financing revenue discussed above and borrowing costs of $641 million in 2005 versus $608 million in 2004, an increase of 5.5 percent related to the interest rate environment during the year, partially offset by equipment sales gross profit of $637 million in 2005 versus $492 million in 2004, an increase of 29.4 percent due to the increase in used equipment sales discussed above. The decrease in gross profit margin was driven by a mix change towards lower margin remarketing sales and away from higher margin financing in come and lower financing margins due to higher borrowing costs related to the interest rate environment during the year, partially offset by an improvement in equipment sales margins.

Global Financing pre-tax income decreased 8.1 percent in 2006 versus 2005, compared to an increase of 8.6 percent in 2005 versus 2004. The decrease in 2006 was primarily driven by the decrease in gross profit of $140 million. The increase in 2005 versus 2004 was driven by a decrease of $140 million in bad debt expense and a decrease of $78 million in SG&A expense, partially offset by the decrease in gross profit of $95 million. The decrease in bad debt expense in 2005 was reflective of the improved general economic environment, improved credit quality of the portfolio and the declining size of the receivables portfolio. (See page 51 for a discussion of Global Financing Receivables and Allowances.)

The decrease in return on equity from 2005 to 2006 was primarily due to lower earnings and the increase from 2004 to 2005 was primarily due to higher earnings.

FINANCIAL CONDITION

Balance Sheet

(Dollars in millions)

AT DECEMBER 31:	2006	2005
Cash	$879	$1,292
Net investment in sales-type leases	10,108	9,876
Equipment under operating leases:
External clients	2,264	1,847
Internal clients(a)(b)	1,976	1,788
Client loans	9,267	8,486
Total client financing assets	23,615	21,997
Commercial financing receivables	5,844	5,070
Intercompany financing receivables(a)(b)	2,534	1,968
Other receivables	327	127
Other assets	746	711
Total financing assets	$33,945	$31,165
Intercompany payables(a)	$5,858	$5,262
Debt(c)	22,287	20,499
Other liabilities	2,590	2,348
Total financing liabilities	30,735	28,109
Total financing equity	3,211	3,056
Total financing liabilities and equity	$33,945	$31,165

(a)       Amounts eliminated for purposes of IBM’s consolidated results and therefore do not appear on page 57.

(b)  These assets, along with all other financing assets in this table, are leveraged using Global Financing debt.

(c)        Global Financing debt includes debt of the company and of the Global Financing units that support the Global Financing business.

Sources and Uses of Funds

The primary use of funds in Global Financing is to originate client and commercial financing assets. Client financing assets for end users consist primarily of IBM hardware, software and services, but also include non-IBM equipment, software and services to meet clients’ total solutions requirements. Client financing assets are primarily sales type, direct financing and operating leases for equipment, as well as loans for hardware, software and services with terms generally for two to seven years. Global Financing’s client loans are primarily for software and services, and are unsecured. These loans are subjected to additional credit analysis in order to mitigate the associated risk. Unsecured loan agreements include credit protective language, security deposit advances and dollar limits on how much can be financed in order to minimize credit risk. Client financing also includes internal activity as described on page 49.

Management Discussion	12
Road Map	12
Forward-Looking and Cautionary Statements	13
Management Discussion Snapshot	14
Description of Business	15
Year in Review	22
Prior Year in Review	37
Discontinued Operations	41
Other Information	41
Global Financing	49

Report of Management	54

Report of Independent Registered Public Accounting Firm	55

Consolidated Statements	56

Commercial financing receivables arise primarily from inventory and accounts receivable financing for dealers and remarketers of IBM and non-IBM products. Payment terms for inventory financing and accounts receivable financing generally range from 30 to 90 days. These short-term receivables are primarily unsecured and are also subject to additional credit actions in order to mitigate the associated risk.

Originations

The following are total external and internal financing originations.

(Dollars in millions)

FOR THE YEAR ENDED DECEMBER 31:	2006	2005	2004
Client financing:
External	$13,087	$12,249	$12,433
Internal	1,214	1,167	1,185
Commercial financing	27,969	27,032	25,566
Total	$42,270	$40,448	$39,184

New financing originations exceeded cash collections for both client and commercial financing in 2006, which resulted in a net increase in financing assets from December 31, 2005. The increase in originations in 2006 versus 2005 was due to improving volumes in both client and commercial financing. The increase from 2005 versus 2004 was driven by an improvement in commercial financing partially offset by a decline in client financing.

Cash generated by Global Financing in 2006 was deployed to pay intercompany payables and dividends to IBM.

Financing Assets by Sector

The following are the percentages of external financing assets by industry sector.

(Dollars in millions)

AT DECEMBER 31:	2006	2005
Financial Services	36%	33%
Business Partners*	19	19
Industrial	18	20
Public	10	10
Distribution	8	8
Communications	6	6
Other	3	4
Total	100%	100%

*                 Business Partners’ financing assets represent a portion of commercial financing inventory and accounts receivable financing for terms generally less than 90 days.

Global Financing Receivables and Allowances

The following table presents external financing receivables, excluding residual values, and the allowance for doubtful accounts.

(Dollars in millions)

AT DECEMBER 31:	2006	2005
Gross financing receivables	$24,926	$23,197
Specific allowance for doubtful accounts	294	421
Unallocated allowance for doubtful accounts	76	84
Total allowance for doubtful accounts	370	505
Net financing receivables	$24,556	$22,692
Allowance for doubtful account coverage	1.5%	2.2%

Roll-Forward of Financing Receivables Allowance for Doubtful Accounts

(Dollars in millions)

		ADDITIONS/
		(REDUCTIONS)
	ALLOWANCE	BAD DEBT		DEC. 31,
JAN. 1, 2006	USED*	EXPENSE	OTHER**	2006

$ 505	$(154)	$(20)	$39	$370

*                 Represents reserved receivables, net of recoveries, that were disposed of during the period.

**   Primarily represents translation adjustments.

The percentage of financing receivables reserved decreased from 2.2 percent at December 31, 2005 to 1.5 percent at December 31, 2006 primarily due to the decrease in the specific allowance for doubtful accounts. Specific reserves decreased 30.2 percent from $421 million at December 31, 2005 to $294 million at December 31, 2006 due to the disposition of reserved receivables during the period combined with lower requirements for additional specific reserves. This lower requirement is due to improving economic conditions, as well as portfolio management to reduce credit risk. Unallocated reserves decreased 9.5 percent from $84 million at December 31, 2005 to $76 million at December 31, 2006 also due to improved economic conditions and the improved credit quality of the portfolio.

Global Financing’s bad debt expense was a reduction of $20 million for 2006 and a reduction of $35 million for 2005. The continued reduction was primarily attributable to the improvement in economic conditions and improved credit quality of the portfolio during 2006.

Residual Value

Residual value is a risk unique to the financing business and management of this risk is dependent upon the ability to accurately project future equipment values at lease inception. Global Financing has insight into product plans and cycles for the IBM products under lease. Based upon this product information, Global Financing continually monitors projections of future equipment values and compares them with the residual values reflected in the portfolio. See note A, “Significant Accounting Policies,” on page 71 for the company’s accounting policy for residual values.

Global Financing optimizes the recovery of residual values by selling assets sourced from end of lease, leasing used equipment to new clients, or extending lease arrangements with current clients. Sales of equipment, which are primarily sourced from equipment returned at end of lease, represented 39.8 percent of Global Financing’s revenue in 2006 and 42.1 percent in 2005. The decrease was due to declines in both internal and external used equipment sales. The gross margin on these sales was 38.1 percent and 38.7 percent in 2006 and 2005, respectively.

The following table presents the recorded amount of unguaranteed residual value for sales-type and operating leases at December 31, 2005 and 2006. In addition, the table below presents the residual value as a percentage of the related original amount financed and a run out of when the unguaranteed residual value assigned to equipment on leases at December 31, 2006 is expected to be returned to the company. In addition to the unguaranteed residual value below, on a limited basis, Global Financing will obtain guarantees of the future value of the equipment to be returned at end of lease. These third-party guarantees are included in minimum lease payments as provided for by accounting standards in the determination of lease classifications for the covered equipment and provide protection against risk of loss arising from declines in equipment values for these assets. The residual value guarantee increases the minimum lease payments that are utilized in determining the classification of a lease as a sales-type lease or an operating lease. The aggregate asset values associated with the guarantees were $794 million and $651 million for financing transactions originated during the years ended December 31, 2006 and 2005, respectively. In 2006, the residual value guarantee program resulted in the company recognizing approximately $564 million of revenue that would otherwise have been recognized in future periods as operating lease revenue. If the company had chosen not to participate in a residual value program in 2006 and prior years, overall revenue would not have been materially affected due to the relatively constant year-to-year aggregate asset value associated with the residual value guarantees. The associated aggregate guaranteed future values at the scheduled end of lease were $38 million and $27 million for financing transactions originated during the same time periods, respectively. The cost of guarantees was $5 million for year ended December 31, 2006, and $4.3 million for year ended December 31, 2005.

Unguaranteed Residual Value

(Dollars in millions)

	TOTAL		RUN OUT OF 2006 BALANCE
						2010 AND
	2005*	2006	2007	2008	2009	BEYOND
Sales-type leases	$792	$854	$221	$235	$274	$124
Operating leases	258	342	119	105	92	26
Total unguaranteed residual value	$1,050	$1,196	$340	$340	$366	$150
Related original amount financed	$23,397	$23,225
Percentage	4.5%	5.2%

* Restated to conform with 2006 presentation.

Debt

AT DECEMBER 31:	2006		2005
Debt-to-equity ratio	6.9	x	6.7	x

Global Financing funds its operations primarily through borrowings using a debt-to-equity ratio objective of approximately 7 to 1. The debt is used to fund Global Financing assets and is composed of intercompany loans and external debt. The terms of the intercompany loans are set by the company to substantially match the term and currency underlying the financing receivable. The intercompany loans are based on arm’s-length pricing. Both assets and debt are presented in the Global Financing Balance Sheet on page 50.

The company’s Global Financing business provides funding predominantly for the company’s external clients but also provides intercompany financing for the company (internal), as described in the “Description of Business” on page 49. As previously stated, the company measures Global Financing as if it were a standalone entity and accordingly, interest expense relating to debt supporting Global Financing’s external client and internal business is included in the “Global Financing Results of Operations” on page 49 and in note W, “Segment Information,” on pages 111 to 115.

In the company’s Consolidated Statement of Earnings on page 56, however, the interest expense supporting Global Financing’s internal financing to the company is reclassified from Cost of financing to Interest expense.

Management Discussion	12
Road Map	12
Forward-Looking and Cautionary Statements	13
Management Discussion Snapshot	14
Description of Business	15
Year in Review	22
Prior Year in Review	37
Discontinued Operations	41
Other Information	41
Global Financing	49

Report of Management	54

Report of Independent Registered Public Accounting Firm	55

Consolidated Statements	56

Liquidity and Capital Resources

Global Financing is a segment of the company and as such, is supported by the company’s liquidity position and access to capital markets. Cash generated from operations in 2006 was deployed to reduce intercompany payables and pay dividends to the company in order to maintain an appropriate debt-to-equity ratio.

RETURN ON EQUITY

(Dollars in millions)

AT DECEMBER 31:	2006	2005
Numerator:
Global Financing after tax income(a)*	$914	$1,032
Denominator:
Average Global Financing equity(b)**	$3,097	$3,109
Global Financing Return on Equity(a)/(b)	29.5%	33.2%

*      Calculated based upon an estimated tax rate principally based on Global Financing’s geographic mix of earnings as IBM’s provision for income taxes is determined on a consolidated basis.

**   Average of the ending equity for Global Financing for the last five quarters.

CRITICAL ACCOUNTING ESTIMATES

As discussed in the section, “Critical Accounting Estimates,” on pages 45 to 47, the application of GAAP requires the company to make estimates and assumptions about future events that directly affect its reported financial condition and operating performance. The accounting estimates and assumptions discussed in this section are those that the company considers to be the most critical to Global Financing. The company’s significant accounting policies are described in note A, “Significant Accounting Policies” on pages 62 to 71.

Financing Receivables Reserves

Global Financing reviews its financing receivables portfolio at least quarterly in order to assess collectibility. A description of the methods used by management to estimate the amount of uncollectible receivables is included on page 70. Factors that could result in actual receivable losses that are materially different from the estimated reserve include sharp changes in the economy or a significant change in the economic health of a particular industry segment that represents a concentration in Global Financing’s receivables portfolio.

To the extent that actual collectibility differs from management’s estimates by 5 percent, Global Financing after-tax income would be higher or lower by an estimated $12 million (using 2006 data), depending upon whether the actual collectibility was better or worse, respectively, than the estimates.

Residual Value

Residual value represents the estimated fair value of equipment under lease as of the end of the lease. Residual value estimates impact the determination of whether a lease is classified as operating or sales-type. Global Financing estimates the future fair value of leased equipment by using historical models, analyzing the current market for new and used equipment and obtaining forward-looking product information such as marketing plans and technological innovations. Residual value estimates are periodically reviewed and “other than temporary” declines in estimated future residual values are recognized upon identification. Anticipated increases in future residual values are not recognized until the equipment is remarketed. Factors that could cause actual results to materially differ from the estimates include severe changes in the used-equipment market brought on by unforeseen changes in technology innovations and any resulting changes in the useful lives of used equipment.

To the extent that actual residual value recovery is lower than management’s estimates by 5 percent, Global Financing’s after-tax income would be lower by an estimated $19 million (using 2006 data). If the actual residual value recovery is higher than management’s estimates, the increase in after-tax income will be realized at the end of lease when the equipment is remarketed.

MARKET RISK

See pages 47 and 48 for discussion of the company’s overall market risk.

LOOKING FORWARD

Given Global Financing’s primary mission of supporting IBM’s hardware, software and services businesses, originations for both client and commercial finance businesses will be dependent upon the overall demand for IT hardware, software and services, as well as client participation rates.

As a result of the company divesting its Personal Computing business to Lenovo, Global Financing is supporting Lenovo’s personal computer business through an exclusive, five-year agreement covering all Global Financing lines of business effective since May 1, 2005. These participations with Lenovo are external revenue to Global Financing.

Interest rates and the overall economy (including currency fluctuations) will have an effect on both revenue and gross profit. The company’s interest rate risk management policy, however, combined with the Global Financing funding strategy (see page 52), should mitigate gross margin erosion due to changes in interest rates. The company’s policy of matching asset and liability positions in foreign currencies will limit the impacts of currency fluctuations.

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

To assure the effective administration of internal controls, we carefully select and train our employees, develop and disseminate written policies and procedures, provide appropriate communication channels and foster an environment conducive to the effective functioning of controls. We believe that it is essential for the company to conduct its business affairs in accordance with the highest ethical standards, as set forth in the IBM Business Conduct Guidelines. These guidelines, translated into numerous languages, are distributed to employees throughout the world, and reemphasized through internal programs to assure that they are understood and followed.

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

Management’s Report on Internal Control Over Financial Reporting

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

Management conducted an evaluation of the effectiveness of internal control over financial reporting based on the framework in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this evaluation, management concluded that the company’s internal control over financial reporting was effective as of December 31, 2006. Management’s assessment of the effectiveness of the company’s internal control over financial reporting as of December 31, 2006 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report which is included herein.

SAMUEL J. PALMISANO
Chairman of the Board,
President and Chief Executive Officer
February 27, 2007

MARK LOUGHRIDGE
Senior Vice President,
Chief Financial Officer
February 27, 2007

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

INTERNATIONAL BUSINESS MACHINES CORPORATION AND SUBSIDIARY COMPANIES

To the Stockholders and Board of Directors of International Business Machines Corporation:

We have completed integrated audits of International Business Machines Corporation’s Consolidated Financial Statements and of its internal control over financial reporting as of December 31, 2006 in accordance with the standards of the Public Company Accounting Oversight Board (United States). Our opinions, based on our audits and the report of other auditors, are presented below.

Consolidated Financial Statements

In our opinion, based on our audits and the report of other auditors, the accompanying Consolidated Financial Statements appearing on pages 56 through 115 present fairly, in all material respects, the financial position of International Business Machines Corporation and its subsidiary companies at December 31, 2006 and 2005, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2006, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the financial statements of the company’s Business Consulting Services Reporting Unit (which includes the consulting practice acquired from us) for the year ended December 31, 2004, which statements reflect total revenues of 14.3 percent of the related consolidated totals in the year ended December 31, 2004. Those statements were audited by other auditors whose report thereon has been furnished to us, and our opinion expressed herein, insofar as it relates to the amounts included for the company’s Business Consulting Services Reporting Unit, is based solely on the report of the other auditors.We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit of financial statements includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits and the report of other auditors provide a reasonable basis for our opinion.

As discussed in note A to the Consolidated Financial Statements, the company adopted the provisions of Statement of Financial Accounting Standards No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans,” as of December 31, 2006.

Internal Control Over Financial Reporting

Also, in our opinion, management’s assessment, included in the accompanying Management’s Report on Internal Control Over Financial Reporting that the company maintained effective internal control over financial reporting as of December 31, 2006 based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), is fairly stated, in all material respects, based on those criteria. Furthermore, in our opinion, the company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control-Integrated Framework issued by the COSO. The company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express opinions on management’s assessment and on the effectiveness of the company’s internal control over financial reporting based on our audit. We conducted our audit of internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. An audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, evaluating management’s assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we consider necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.

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

PRICEWATERHOUSECOOPERS LLP
New York, New York
February 27, 2007

CONSOLIDATED STATEMENT OF EARNINGS

INTERNATIONAL BUSINESS MACHINES CORPORATION AND SUBSIDIARY COMPANIES

(Dollars in millions except per share amounts)

FOR THE YEAR ENDED DECEMBER 31:	NOTES	2006	2005	2004
Revenue:
Global Services		$48,247	$47,407	$46,283
Hardware		22,499	24,343	31,193
Software		18,204	16,830	16,141
Global Financing		2,379	2,407	2,608
Other		94	147	68
Total Revenue		91,424	91,134	96,293
Cost:
Global Services		34,972	35,093	35,078
Hardware		14,175	15,803	22,008
Software		2,693	2,534	2,489
Global Financing		1,182	1,091	1,046
Other		107	81	103
Total Cost		53,129	54,602	60,724
Gross Profit		38,295	36,532	35,569
Expense and Other Income:
Selling, general and administrative		20,259	21,314	20,079
Research, development and engineering	Q	6,107	5,842	5,874
Intellectual property and custom development income		(900)	(948)	(1,169)
Other (income) and expense		(766)	(2,122)	(23)
Interest expense	K&L	278	220	139
Total Expense and Other Income		24,978	24,306	24,900
Income from Continuing Operations Before Income Taxes		13,317	12,226	10,669
Provision for income taxes	P	3,901	4,232	3,172
Income from Continuing Operations		9,416	7,994	7,497
Discontinued Operations:
Income/(loss) from discontinued operations, net of tax		76	(24)	(18)
Income before cumulative effect of change in accounting principle		9,492	7,970	7,479
Cumulative effect of change in accounting principle, net of tax*	B	—	(36)	—
Net Income		$9,492	$7,934	$7,479
Earnings/(Loss) per Share of Common Stock:
Assuming Dilution:
Continuing operations	S	$6.06	$4.91	$4.39
Discontinued operations	S	0.05	(0.01)	(0.01)
Before cumulative effect of change in accounting principle	S	6.11	4.90	4.38
Cumulative effect of change in accounting principle*		—	(0.02)	—
Total	S	$6.11	$4.87	$4.38
Basic:
Continuing operations	S	$6.15	$4.99	$4.48
Discontinued operations	S	0.05	(0.02)	(0.01)
Before cumulative effect of change in accounting principle	S	6.20	4.98	4.47
Cumulative effect of change in accounting principle*	S	—	(0.02)	—
Total	S	$6.20	$4.96	$4.47
Weighted-Average Number of Common Shares Outstanding:
Assuming dilution		1,553,535,384	1,627,632,662	1,707,231,708
Basic		1,530,806,987	1,600,591,264	1,674,959,086

*  Reflects implementation of FASB Interpretation No. 47. See note B, “Accounting Changes,” on page 72 for additional information.

The accompanying notes on pages 62 through 115 are an integral part of the financial statements.

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

INTERNATIONAL BUSINESS MACHINES CORPORATION AND SUBSIDIARY COMPANIES

(Dollars in millions except per share amounts)

AT DECEMBER 31:	NOTES	2006	2005
Assets
Current assets:
Cash and cash equivalents		$8,022	$12,568
Marketable securities	D	2,634	1,118
Notes and accounts receivable—trade (net of allowances of $221 in 2006 and $267 in 2005)		10,789	9,540
Short-term financing receivables (net of allowances of $307 in 2006 and $422 in 2005)	F	15,095	13,750
Other accounts receivable (net of allowances of $15 in 2006 and $7 in 2005)		964	1,138
Inventories	E	2,810	2,841
Deferred taxes	P	1,806	1,765
Prepaid expenses and other current assets		2,539	2,941
Total current assets		44,660	45,661
Plant, rental machines and other property	G	36,521	34,261
Less: Accumulated depreciation	G	22,082	20,505
Plant, rental machines and other property—net	G	14,440	13,756
Long-term financing receivables	F	10,068	9,628
Prepaid pension assets	V	10,629	20,625
Goodwill	I	12,854	9,441
Intangible assets—net	I	2,202	1,663
Investments and sundry assets	H	8,381	4,974
Total Assets		$103,234	$105,748

Liabilities and Stockholders’ Equity
Current liabilities:
Taxes	P	$4,670	$4,710
Short-term debt	K&L	8,902	7,216
Accounts payable		7,964	7,349
Compensation and benefits		4,595	3,325
Deferred income		8,587	7,319
Other accrued expenses and liabilities		5,372	5,233
Total current liabilities		40,091	35,152
Long-term debt	K&L	13,780	15,425
Retirement and nonpension postretirement benefit obligations	V	13,553	13,779
Other liabilities	M	7,304	8,294
Total Liabilities		74,728	72,650
Contingencies and Commitments	O
Stockholders’ equity:	N
Common stock, par value $.20 per share and additional paid-in capital		31,271	28,926
Shares authorized: 4,687,500,000
Shares issued (2006—2,008,470,383; 2005—1,981,259,104)
Retained earnings		52,432	44,734
Treasury stock, at cost (shares: 2006—501,987,771; 2005—407,279,343)		(46,296)	(38,546)
Accumulated gains and (losses) not affecting retained earnings	N	(8,901)	(2,016)
Total Stockholders’ Equity		28,506	33,098
Total Liabilities and Stockholders’ Equity		$103,234	$105,748

The accompanying notes on pages 62 through 115 are an integral part of the financial statements.

CONSOLIDATED STATEMENT OF CASH FLOWS

INTERNATIONAL BUSINESS MACHINES CORPORATION AND SUBSIDIARY COMPANIES

(Dollars in millions)

FOR THE YEAR ENDED DECEMBER 31:	2006	2005*	2004*
Cash Flow from Operating Activities from Continuing Operations:
Net income	$9,492	$7,934	$7,479
(Income)/loss from discontinued operations	(76)	24	18
Adjustments to reconcile income from continuing operations to cash provided by operating activities:
Depreciation	3,907	4,147	3,959
Amortization of intangibles	1,076	1,041	956
Stock-based compensation	846	1,043	1,578
Deferred income taxes	1,724	2,185	1.794
Net gain on asset sales and other	(175)	(1,525)	(420)
Other than temporary declines in securities and other investments	4	9	20
Change in operating assets and liabilities, net of acquisitions/divestitures:
Receivables (including financing receivables)	(512)	2,219	2,613
Inventories	112	202	(291)
Pension assets	234	(1,562)	(1,284)
Other assets/other liabilities	(885)	(100)	(900)
Accounts payable	355	(536)	411
Pension liabilities	(1,084)	(166)	(584)
Net Cash Provided by Operating Activities from Continuing Operations	15,019	14,914	15,349
Cash Flow from Investing Activities from Continuing Operations:
Payments for plant, rental machines and other property	(4,362)	(3,842)	(4,368)
Proceeds from disposition of plant, rental machines and other property	430	1,107	1,311
Investment in software	(804)	(792)	(688)
Purchases of marketable securities and other investments	(28,555)	(4,526)	(8,718)
Proceeds from disposition of marketable securities and other investments	25,542	4,180	8,830
Divestiture of businesses, net of cash transferred	—	932	25
Acquisition of businesses, net of cash acquired	(3,799)	(1,482)	(1,738)
Net Cash Used in Investing Activities from Continuing Operations	(11,549)	(4,423)	(5,346)
Cash Flow from Financing Activities from Continuing Operations:
Proceeds from new debt	1,444	4,363	2,438
Short-term borrowings/(repayments) less than 90 days—net	1,834	(232)	1,073
Payments to settle debt	(3,400)	(3,522)	(4,538)
Common stock transactions—net	(6,399)	(6,506)	(5,361)
Cash dividends paid	(1,683)	(1,250)	(1,174)
Net Cash Used in Financing Activities from Continuing Operations	(8,204)	(7,147)	(7,562)
Effect of exchange rate changes on cash and cash equivalents	201	(789)	405
Net cash used in discontinued operations from:
Operating activities	(12)	(40)	(83)
Net change in cash and cash equivalents	(4,546)	2,515	2,763
Cash and cash equivalents at January 1	12,568	10,053	7,290
Cash and Cash Equivalents at December 31	$8,022	$12,568	$10,053
Supplemental Data:
Income taxes paid—net of refunds received	$2,068	$1,994	$1,837
Interest paid	$1,082	$866	$705
Capital lease obligations	$36	$287	$110
Equity securities received as divestiture consideration**	$—	$430	$—

*    Reclassified to conform with 2006 presentation.

**  Lenovo equity valued at $542 million net of lock-up provisions of $112 million. See note C, “Acquisitions/Divestitures,”  on pages 77 and 78 for additional information.

The accompanying notes on pages 62 through 115 are an integral part of the financial statements.

CONSOLIDATED STATEMENT OF STOCKHOLDERS’ EQUITY

INTERNATIONAL BUSINESS MACHINES CORPORATION AND SUBSIDIARY COMPANIES

(Dollars in millions)

	COMMON			ACCUMULATED
	STOCK			GAINS AND
	AND			(LOSSES) NOT
	ADDITIONAL			AFFECTING
	PAID-IN	RETAINED	TREASURY	RETAINED
	CAPITAL	EARNINGS	STOCK	EARNINGS	TOTAL
2004
Stockholders’ equity, January 1, 2004	$23,490	$31,971	$(24,034)	$(1,896)	$29,531
Net income plus gains and (losses) not affecting retained earnings:
Net income		7,479			$7,479
Gains and (losses) not affecting retained earnings (net of tax):
Net unrealized losses on SFAS No. 133 cash flow hedge derivatives (net of tax benefit of $112)				(199)	(199)
Foreign currency translation adjustments (net of tax benefit of $93*)				1,055	1,055
Minimum pension liability adjustment (net of tax benefit of $540)				(1,066)	(1,066)
Net unrealized gains on marketable securities (net of tax expense of $30)				45	45
Total gains and (losses) not affecting retained earnings					(165)
Subtotal: Net income plus gains and (losses) not affecting retained earnings					$7,314
Cash dividends declared—common stock		(1,174)			(1,174)
Common stock issued under employee plans (25,293,484 shares)	3,033				3,033
Purchases (422,338 shares) and sales (2,840,648 shares) of treasury stock under employee plans—net		(128)	237		109
Other treasury shares purchased, not retired (78,562,974 shares)			(7,275)		(7,275)
Decrease in shares remaining to be issued in acquisition	(6)				(6)
Income tax benefits—stock transactions	156				156
Stockholders’ equity, December 31, 2004	$26,673	$38,148	$(31,072)	$(2,061)	$31,688

*    Foreign currency translation adjustments are presented gross with associated hedges shown net of tax.

The accompanying notes on pages 62 through 115 are an integral part of the financial statements.

CONSOLIDATED STATEMENT OF STOCKHOLDERS’ EQUITY

INTERNATIONAL BUSINESS MACHINES CORPORATION AND SUBSIDIARY COMPANIES

(Dollars in millions)

	COMMON			ACCUMULATED
	STOCK			GAINS AND
	AND			(LOSSES) NOT
	ADDITIONAL			AFFECTING
	PAID-IN	RETAINED	TREASURY	RETAINED
	CAPITAL	EARNINGS	STOCK	EARNINGS	TOTAL
2005
Stockholders’ equity, January 1, 2005	$26,673	$38,148	$(31,072)	$(2,061)	$31,688
Net income plus gains and (losses) not affecting retained earnings:
Net income		7,934			$7,934
Gains and (losses) not affecting retained earnings (net of tax):
Net unrealized gains on SFAS No. 133 cash flow hedge derivatives (net of tax expense of $502)				891	891
Foreign currency translation adjustments (net of tax expense of $345*)				(1,153)	(1,153)
Minimum pension liability adjustment (net of tax expense of $320)				290	290
Net unrealized gains on marketable securities (net of tax expense of $8)				17	17
Total gains and (losses) not affecting retained earnings					45
Subtotal: Net income plus gains and (losses) not affecting retained earnings					$7,979
Cash dividends declared—common stock		(1,250)			(1,250)
Common stock issued under employee plans (18,572,017 shares)	2,257				2,257
Purchases (606,697 shares) and sales (2,594,786 shares) of treasury stock under employee plans—net		(98)	197		99
Other treasury shares purchased, not retired (90,237,800 shares)			(7,671)		(7,671)
Decrease in shares remaining to be issued in acquisition	(24)				(24)
Income tax benefits—stock transactions	20				20
Stockholders’ equity, December 31, 2005	$28,926	$44,734	$(38,546)	$(2,016)	$33,098

*    Foreign currency translation adjustments are presented gross with associated hedges shown net of tax.

The accompanying notes on pages 62 through 115 are an integral part of the financial statements.

CONSOLIDATED STATEMENT OF STOCKHOLDERS’ EQUITY

INTERNATIONAL BUSINESS MACHINES CORPORATION AND SUBSIDIARY COMPANIES

(Dollars in millions)

	COMMON			ACCUMULATED
	STOCK			GAINS AND
	AND			(LOSSES) NOT
	ADDITIONAL			AFFECTING
	PAID-IN	RETAINED	TREASURY	RETAINED
	CAPITAL	EARNINGS	STOCK	EARNINGS	TOTAL
2006
Stockholders’ equity, January 1, 2006	$28,926	$44,734	$(38,546)	$(2,016)	$33,098
Net income plus gains and (losses) not affecting retained earnings:
Net income		9,492			$9,492
Gains and (losses) not affecting retained earnings (net of tax):
Net unrealized losses on SFAS No. 133 cash flow hedge derivatives (net of tax benefit of $178)				(342)	(342)
Foreign currency translation adjustments (net of tax benefit of $225*)				1,020	1,020
Minimum pension liability adjustment (net of tax expense of $900)				1,881	1,881
Net unrealized gains on marketable securities (net of tax expense of $34)				53	53
Total gains and (losses) not affecting retained earnings					2,613
Adjustments to initially adopt SFAS No. 158
Prior service costs (net of tax expense of $494)				871	871
Net gains/(losses) (net of tax benefit of $6,028)				(10,371)	(10,371)
Transition assets/(obligations) (net of tax expense of $1)				2	2
Subtotal: Net income plus gains and (losses) not affecting retained earnings and adjustments to adopt SFAS No. 158					$2,607
Cash dividends declared—common stock		(1,683)			(1,683)
Common stock issued under employee plans (27,211,279 shares)	2,322				2,322
Purchases (633,769 shares) and sales (3,489,803 shares) of treasury stock under employee plans—net		(111)	272		161
Other treasury shares purchased, not retired (97,564,462 shares)			(8,022)		(8,022)
Decrease in shares remaining to be issued in acquisition	(3)				(3)
Income tax benefits—stock transactions	26				26
Stockholders’ equity, December 31, 2006	$31,271	$52,432	$(46,296)	$(8,901)	$28,506

*    Foreign currency translation adjustments are presented gross with associated hedges shown net of tax.

The accompanying notes on pages 62 through 115 are an integral part of the financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

INTERNATIONAL BUSINESS MACHINES CORPORATION AND SUBSIDIARY COMPANIES

A. SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION

The International Business Machines Corporation (IBM and/or the company) made changes to its management system effective as of the first quarter of 2006. In accordance with Statement of Financial Accounting Standards (SFAS) No. 131, “Disclosures about Segments of an Enterprise and Related Information,” these changes impacted the company’s reportable segments and resulted in the reclassification of certain revenue and cost within its Consolidated Statement of Earnings from previously reported information. See note W, “Segment Information” on page 111 for additional information on the changes in reportable segments. These changes did not impact IBM’s total revenue, cost, expense, net income, earnings per share, Consolidated Statement of Financial Position or Consolidated Statement of Cash Flows from previously reported information. The company filed a Form 8-K with the Securities and Exchange Commission (SEC) on June 13, 2006 to reclassify its historical financial statements and related footnotes to reflect these management system changes. The Consolidated Financial Statements and accompanying notes, as applicable, reflect these changes for all periods presented.

On December 31, 2002, the company sold its hard disk drive (HDD) business to Hitachi, Ltd. (Hitachi). The HDD business was part of the company’s Systems and Technology Group reportable segment. The HDD business was accounted for as a discontinued operation under accounting principles generally accepted in the United States of America (GAAP) and therefore, the HDD results of operations and cash flows have been removed from the company’s results of continuing operations and cash flows for all periods presented in this document.

For 2006, Income from discontinued operations, net of tax, is related to tax benefits from tax audit settlements. For the years 2005 and 2004, the Loss from discontinued operations, net of tax, is primarily additional costs associated with parts warranty as agreed upon by the company and Hitachi.

PRINCIPLES OF CONSOLIDATION

The Consolidated Financial Statements include the accounts of IBM and its controlled subsidiaries, which are generally majority owned. The accounts of variable interest entities (VIEs) as defined by the Financial Accounting Standards Board (FASB) Interpretation No. 46(R) (FIN 46(R)), are included in the Consolidated Financial Statements, if required. Investments in business entities in which the company does not have control, but has the ability to exercise significant influence over operating and financial policies, are accounted for using the equity method and the company’s proportionate share of income or loss is recorded in Other (income) and expense. The accounting policy for other investments in equity securities is described on page 70 within “Marketable Securities.” Equity investments in non-publicly traded entities are primarily accounted for using the cost method. Intercompany transactions and accounts have been eliminated.

USE OF ESTIMATES

The preparation of Consolidated Financial Statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts of assets, liabilities, revenue, costs, expenses and gains and losses not affecting retained earnings that are reported in the Consolidated Financial Statements and accompanying disclosures, including the disclosure of contingent assets and liabilities. These estimates are based on management’s best knowledge of current events, historical experience, actions that the company may undertake in the future and on various other assumptions that are believed to be reasonable under the circumstances. As a result, actual results may be different from these estimates. See pages 45 to 47 and page 53 for a discussion of the company’s critical accounting estimates.

REVENUE

The company recognizes revenue when it is realized or realizable and earned. The company considers revenue realized or realizable and earned when it has persuasive evidence of an arrangement, delivery has occurred, the sales price is fixed or determinable and collectibility is reasonably assured. Delivery does not occur until products have been shipped or services have been provided to the client, risk of loss has transferred to the client, and either client acceptance has been obtained, client acceptance provisions have lapsed, or the company has objective evidence that the criteria specified in the client acceptance provisions have been satisfied. The sales price is not considered to be fixed or determinable until all contingencies related to the sale have been resolved.

The company recognizes revenue on sales to solution providers, resellers and distributors (herein referred to as “resellers”) when the reseller has economic substance apart from the company, credit risk, title and risk of loss to the inventory, the fee to the company is not contingent upon resale or payment by the end user, the company has no further obligations related to bringing about resale or delivery and all other revenue recognition criteria have been met.

Consolidated Statements	56
Notes	62
A-G	62
A. Significant Accounting Policies	62
B. Accounting Changes	71
C. Acquisitions/Divestitures	73
D. Financial Instruments (excluding derivatives)	78
E. Inventories	79
F. Financing Receivables	79
G. Plant, Rental Machines and Other Property	79
H-M	80
N-S	88
T-X	96

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

Revenue from sales of third-party vendor products or services is recorded net of costs when the company is acting as an agent between the client and vendor and gross when the company is a principal to the transaction. Several factors are considered to determine whether the company is an agent or principal, most notably whether the company is the primary obligor to the client, has inventory risk or adds meaningful value to the vendor’s product or service. Consideration is also given to whether the company was involved in the selection of the vendor’s product or service, has latitude in establishing the sales price or has credit risk.

The company reports revenue net of any revenue-based taxes assessed by governmental authorities that are imposed on and concurrent with specific revenue-producing transactions. In addition to the aforementioned general policies, the following are the specific revenue recognition policies for multiple-element arrangements and for each major category of revenue.

Multiple-Element Arrangements

The company enters into multiple-element revenue arrangements, which may include any combination of services, software, hardware and/or financing. To the extent that a deliverable in a multiple-element arrangement is subject to specific guidance (like leased hardware that is subject to SFAS No. 13, “Accounting for Leases,” or software that is subject to the American Institute of Certified Public Accountants (AICPA) Statement of Position (SOP) No. 97-2, “Software Revenue Recognition,” see “Software” on page 64) on whether and/or how to separate multiple deliverable arrangements into separate units of accounting (separability) and how to allocate the arrangement consideration among those separate units of accounting (allocation), that deliverable is accounted for in accordance with such specific guidance. For all other deliverables in multiple-element arrangements, the guidance below is applied for separability and allocation. A multiple-element arrangement is separated into more than one unit of accounting if all of the following criteria are met:

•      The delivered item(s) has value to the client on a stand-alone basis;

•     There is objective and reliable evidence of the fair value of the undelivered item(s); and

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

Services

The company’s primary services offerings include information technology (IT) datacenter and business process outsourcing, application management services, technology infrastructure and system maintenance, Web hosting, and the design and development of complex IT systems to a client’s specifications (Design and Build). These services are provided on a time-and-material basis, as a fixed-price contract or as a fixed-price per measure of output contract and the contract terms range from less than one year to over 10 years.

Revenue from IT datacenter and business process outsourcing contracts is recognized in the period the services are provided using either an objective measure of output or a straight-line basis over the term of the contract. Under the output method, the amount of revenue recognized is based on the services delivered in the period.

Revenue from application management services, technology infrastructure and system maintenance and Web hosting contracts is recognized on a straight-line basis over the terms of the contracts. Revenue from time-and-material contracts is recognized as labor hours are delivered and direct expenses are incurred. Revenue related to extended warranty and product maintenance contracts is recognized on a straight-line basis over the delivery period.

Revenue from fixed-price Design and Build contracts is recognized in accordance with SOP No. 81-1, “Accounting for Performance of Construction-Type and Certain Production-Type Contracts,” under the percentage-of-completion (POC) method. Under the POC method, revenue is recognized based on the costs incurred to date as a percentage of the total estimated costs to fulfill the contract. If circumstances arise that change the original estimates of revenues, costs, or extent of progress toward completion, revisions to the estimates are made. These revisions may result in increases or decreases in estimated revenues or costs, and such revisions are reflected in income in the period in which the circumstances that give rise to the revision become known by management. While the company uses the POC method as its basic accounting policy under SOP 81-1, the company uses the completed-contract method if reasonable estimates for a contract or group of contracts cannot be developed.

The company performs ongoing profitability analyses of its services contracts accounted for under the POC method in order to determine whether the latest estimates of revenue, costs and profits require updating. If at any time these estimates indicate that the contract will be unprofitable, the entire estimated loss for the remainder of the contract is recorded immediately. For non-POC services contracts, losses are recorded as incurred.

In some of the company’s services contracts, the company bills the client prior to recognizing revenue from performing the services. Deferred income of $5.0 billion and $4.3 billion at December 31, 2006 and 2005, respectively, is included in the Consolidated Statement of Financial Position. In other services contracts, the company performs the services prior to billing the client. Unbilled accounts receivable of $1.8 billion and $1.7 billion at December 31, 2006 and 2005, respectively, are included in Notes and accounts receivable-trade in the Consolidated Statement of Financial Position. Billings usually occur in the month after the company performs the services or in accordance with specific contractual provisions. Unbilled receivables are expected to be billed and collected within four months, rarely exceeding nine months.

Hardware

Revenue from hardware sales and sales-type leases is recognized when risk of loss has transferred to the client and there are no unfulfilled company obligations that affect the client’s final acceptance of the arrangement. Any cost of standard warranties and remaining obligations that are inconsequential or perfunctory are accrued when the corresponding revenue is recognized. Revenue from rentals and operating leases is recognized on a straight-line basis over the term of the rental or lease.

Software

Revenue from perpetual (one-time charge) license software is recognized at the inception of the license term if all revenue recognition criteria have been met. Revenue from term (recurring license charge) license software is recognized on a subscription basis over the period that the client is entitled to use the license. Revenue from maintenance, unspecified upgrades on a when-and-if-available basis and technical support is recognized over the period such items are delivered. In multiple-element revenue arrangements that include software that is more than incidental to the products or services as a whole (software multiple-element arrangements), software and software-related elements are accounted for in accordance with the following policies. Software-related elements include software products and services, as well as any non-software deliverable for which a software deliverable is essential to its functionality.

A software multiple-element arrangement is separated into more than one unit of accounting if all of the following criteria are met:

•      The functionality of the delivered element(s) is not dependent on the undelivered element(s);

•                  There is vendor-specific objective evidence (VSOE) of fair value of the undelivered element(s). VSOE of fair value is based on the price charged when the deliverable is sold separately by the company on a regular basis and not as part of the multiple-element arrangement; and

•      Delivery of the delivered element(s) represents the culmination of the earnings process for that element(s).

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

Consolidated Statements	56
Notes	62
A-G	62
A. Significant Accounting Policies	62
B. Accounting Changes	71
C. Acquisitions/Divestitures	73
D. Financial Instruments (excluding derivatives)	78
E. Inventories	79
F. Financing Receivables	79
G. Plant, Rental Machines and Other Property	79
H-M	80
N-S	88
T-X	96

Financing

Finance income attributable to sales-type leases, direct financing leases and loans is recognized on the accrual basis using the effective interest method. Operating lease income is recognized on a straight-line basis over the term of the lease.

SERVICES COSTS

Recurring operating costs for outsourcing contracts, including costs related to bid and proposal activities, are expensed as incurred. Certain eligible, nonrecurring costs incurred in the initial phases of outsourcing contracts are deferred and subsequently amortized. These costs consist of transition and set up costs related to the installation of systems and processes and are amortized on a straight-line basis over the expected period of benefit, not to exceed the term of the contract. Additionally, fixed assets associated with outsourcing contracts are capitalized and depreciated on a straight-line basis over the expected useful life of the asset. If an asset is contract specific, then the depreciation period is the shorter of the useful life of the asset or the contract term. Amounts paid to clients in excess of the fair value of acquired assets used in outsourcing arrangements are deferred and amortized on a straight-line basis as a reduction of revenue over the expected period of benefit not to exceed the term of the contract. The company performs periodic reviews to assess the recoverability of deferred contract transition and set up costs. This review is done by comparing the estimated minimum remaining undiscounted cash flows of a contract to the unamortized contract costs. If such minimum undiscounted cash flows are not sufficient to recover the unamortized costs, a loss is recognized.

Deferred services transition and set up costs were $1,511 million and $1,004 million at December 31, 2006 and December 31, 2005, respectively. The primary driver of the increase year to year was the continued growth of the company’s Global Services business. Amortization expense of deferred services transition and set up costs is estimated at December 31, 2006 to be $386 million in 2007, $324 million in 2008, $250 million in 2009, $188 million in 2010, and $363 million thereafter.

Deferred amounts paid to clients in excess of the fair value of acquired assets used in outsourcing arrangements were $210 million and $227 million at December 31, 2006 and December 31, 2005, respectively. Amortization of deferred amounts paid to clients in excess of the fair value of acquired assets is recorded as an offset of revenue and is estimated at December 31, 2006 to be $94 million in 2007, $57 million in 2008, $37 million in 2009, $16 million in 2010, and $5 million thereafter.

In situations in which an outsourcing contract is terminated, the terms of the contract may require the client to reimburse the company for the recovery of unbilled accounts receivable, unamortized deferred costs incurred to purchase specific assets utilized in the delivery of services and to pay any additional costs incurred by the company to transition the services.

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

The company capitalizes certain costs that are incurred to purchase or to create and implement internal-use computer software, which includes software coding, installation, testing and certain data conversion. These capitalized costs are amortized on a straight-line basis over two years and are recorded in Selling, general and administrative expense. See note I, “Intangible Assets Including Goodwill” on page 80 and 81.

PRODUCT WARRANTIES

The company offers warranties for its hardware products that range up to four years, with the majority being either one or three years. Estimated costs from warranty terms standard to the deliverable are recognized when revenue is recorded for the related deliverable. The company estimates its warranty costs standard to the deliverable based on historical warranty claim experience and applies this estimate to the revenue stream for products under warranty. Estimated future costs for warranties applicable to revenue recognized in the current period are charged to cost of revenue. The warranty accrual is reviewed quarterly to verify that it properly reflects the remaining obligation based on the anticipated expenditures over the balance of the obligation period. Adjustments are made when actual warranty claim experience differs from estimates. Costs from fixed-price support or maintenance contracts, including extended-warranty contracts, are recognized as incurred.

Changes in the company’s warranty liability balance are presented in the following table:

(Dollars in millions)

AT DECEMBER 31:	2006	2005
Balance at January 1	$754	$944
Current period accruals	540	622
Accrual adjustments to reflect actual experience	49	19
Charges incurred	(762)	(831)
Balance at December 31	$582	$754

The decrease in the balance was primarily driven by a reduction in estimated future costs as a result of the divestiture of the company’s Personal Computing business to Lenovo Group Limited (Lenovo) in April 2005.

SHIPPING AND HANDLING

Costs related to shipping and handling are included in Cost in the Consolidated Statement of Earnings.

EXPENSE AND OTHER INCOME

Selling, General and Administrative

Selling, general and administrative (SG&A) expense is charged to income as incurred. Expenses of promoting and selling products and services are classified as selling expense and include such items as advertising, sales commissions and travel. General and administrative expense includes such items as compensation, office supplies, non-income taxes, insurance and office rental. In addition, general and administrative expense includes other operating items such as a provision for doubtful accounts, workforce accruals for contractually obligated payments to employees terminated in the ongoing course of business, amortization of certain intangible assets and environmental remediation costs. Certain special actions discussed in note R, “2005 Actions,” on pages 93 and 94 are also included in SG&A.

Advertising and Promotional Expense

The company expenses advertising and promotional costs when incurred. Cooperative advertising reimbursements from vendors are recorded net of advertising and promotional expense in the period the related advertising and promotional expense is incurred. Advertising and promotional expense, which includes media, agency and promotional expense, was $1,195 million, $1,284 million and $1,335 million in 2006, 2005 and 2004, respectively, and is recorded in SG&A expense in the Consolidated Statement of Earnings.

Research, Development and Engineering

Research, development and engineering (RD&E) costs are expensed as incurred.

Intellectual Property and Custom Development Income

As part of the company’s business model and as a result of the company’s ongoing investment in research and development, the company licenses and sells the rights to certain of its intellectual property (IP) including internally developed patents, trade secrets and technological know-how. Certain transfers of IP to third parties are licensing/royalty-based and other transfers are transaction-based sales and other transfers. Licensing/royalty-based fees involve transfers in which the company earns the income over time, or the amount of income is not fixed or determinable until the licensee sells future related products (i.e., variable royalty, based upon licensee’s revenue). Sales and other transfers typically include transfers of IP whereby the company has fulfilled its obligations and the fee received is fixed or determinable at the transfer date. The company also enters into crosslicensing arrangements of patents, and income from these arrangements is recorded only to the extent cash is received. Furthermore, the company earns income from certain custom development projects for strategic technology partners and specific clients. The company records the income from these projects when the fee is realized or realizable and earned, is not refundable and is not dependent upon the success of the project.

Other (Income) and Expense

Other (income) and expense includes interest income (other than from the company’s Global Financing external business transactions), gains and losses on certain derivative instruments, gains and losses from securities and other investments, gains and losses from certain real estate activity, foreign currency transaction gains and losses, gains and losses from the sale of businesses and amounts related to accretion of asset retirement obligations. Certain special actions discussed in note R, “2005 Actions” on pages 93 and 94 are also included in Other (income) and expense.

BUSINESS COMBINATIONS AND INTANGIBLE ASSETS INCLUDING GOODWILL

The company accounts for business combinations using the purchase method of accounting and accordingly, the assets and liabilities of the acquired entities are recorded at their estimated fair values at the date of acquisition. Goodwill represents the excess of the purchase price over the fair value of net assets, including the amount assigned to identifiable intangible assets. The company does not amortize the goodwill balance. Substantially all of the company’s goodwill is not deductible for tax purposes. The primary drivers that generate goodwill are the value of synergies between the acquired entities and the company and the acquired assembled workforce, neither of which qualifies as an identifiable intangible asset. Identifiable intangible assets with finite lives are amortized over their useful lives. See note C, “Acquisition/Divestitures” on pages 73 to 78 and note I, “Intangible Assets Including Goodwill,” on pages 80 and 81, for additional information. The results of operations of the acquired businesses were included in the company’s Consolidated Financial Statements from the respective dates of acquisition.

IMPAIRMENT

Assets, other than goodwill, are tested for impairment based on undiscounted cash flows and, if impaired, written down to fair value based on either discounted cash flows or appraised values. Goodwill is tested annually for impairment, or sooner when circumstances indicate an impairment may exist, using a fair-value approach at the

Consolidated Statements	56
Notes	62
A-G	62
A. Significant Accounting Policies	62
B. Accounting Changes	71
C. Acquisitions/Divestitures	73
D. Financial Instruments (excluding derivatives)	78
E. Inventories	79
F. Financing Receivables	79
G. Plant, Rental Machines and Other Property	79
H-M	80
N-S	88
T-X	96

reporting unit level. A reporting unit is the operating segment, or a business, which is one level below that operating segment (the “component” level) if discrete financial information is prepared and regularly reviewed by management at the segment level. Components are aggregated as a single reporting unit if they have similar economic characteristics.

DEPRECIATION AND AMORTIZATION

Plant, rental machines and other property are carried at cost and depreciated over their estimated useful lives using the straight-line method. The estimated useful lives of depreciable properties are as follows: buildings, 50 years; building equipment, 10 to 20 years; land improvements, 20 years; plant, laboratory and office equipment, 2 to 15 years; and computer equipment, 1.5 to 5 years. Leasehold improvements are amortized over the shorter of their estimated useful lives or the related lease term, rarely exceeding 25 years.

Capitalized software costs incurred or acquired after technological feasibility has been established are amortized over periods up to five years. Capitalized costs for internal-use software are amortized on a straight-line basis over two years. (See “Software Costs” on page 65 for additional information). Other intangible assets are amortized over periods between three and seven years.

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

RETIREMENT-RELATED BENEFITS

Effective December 31, 2006, the company adopted the provisions of SFAS No. 158, “Employer’s Accounting for Defined Benefit Pension and Other Postretirement Plans—an amendment of FASB Statements No. 87, 88, 106, and 132(R)” (SFAS No. 158). SFAS No. 158 requires the recognition of the funded status of the pension plans and nonpension postretirement benefit plans (retirement-related benefit plans) as an asset or a liability in the Consolidated Statement of Financial Position, the recognition of changes in that funded status in the year in which they occur through the Gains and (losses) not affecting retained earnings, net of tax, and the recognition of previously unrecognized gains/(losses), prior service costs/(credits) and transition assets as a component of Accumulated gains and (losses) not affecting retained earnings in the Consolidated Statement of Stockholders’ Equity. The provisions of SFAS No. 158 were adopted pursuant to the transition provisions therein. See note B, “Accounting Changes” on page 71 and note V, “Retirement-Related Benefits,” on pages 100 to 111 for additional information.

Defined Benefit Pension and Nonpension Postretirement Benefit Plans

The funded status of the company’s retirement-related benefit plans is recognized in the Consolidated Statement of Financial Position. The funded status is measured as the difference between the fair value of plan assets and the benefit obligation at December 31, the measurement date. For defined benefit pension plans, the benefit obligation is the projected benefit obligation (PBO) and for the nonpension postretirement benefit plans the benefit obligation is the accumulated postretirement benefit obligation (APBO). The PBO represents the actuarial present value of benefits expected to be paid upon retirement based on estimated future compensation levels. The APBO represents the actuarial present value of postretirement benefits attributed to employee services already rendered. The fair value of plan assets represents the current market value of cumulative company contributions made to an irrevocable trust fund, held for the sole benefit of participants, which are invested by the trust fund. Overfunded plans, with the fair value of plan assets exceeding the benefit obligation, are aggregated and recorded as a Prepaid pension asset equal to this excess. Underfunded plans, with the benefit obligation exceeding the fair value of plan assets, are aggregated and recorded as a Retirement and nonpension postretirement benefit obligation equal to this excess. The current portion of the Retirement and nonpension postretirement benefit obligation represents the actuarial present value of benefits payable in the next 12 months exceeding the fair value of plan assets, measured on a plan-by-plan basis. This liability is recorded in Compensation and benefits in the Consolidated Statement of Financial Position.

(Gains)/losses and prior service cost/(credit) not recognized as a component of net periodic pension cost/(income) in the Consolidated Statement of Earnings as they arise are recognized as a component of Gains and (losses) not affecting retained earnings in the Consolidated Statement of Stockholders’ Equity, net of tax. Those (gains)/losses and prior service cost/(credit) are subsequently recognized as a component of net periodic pension period cost/(income) pursuant to the recognition and amortization provisions of applicable accounting standards. (Gains)/losses arise as a result of differences between actual experience and assumptions or as a result of changes in actuarial assumptions. Prior service cost/(credit) represents the cost of benefit improvements attributable to prior service granted in plan amendments.

Net periodic pension cost/(income) is recorded in the Consolidated Statement of Earnings and includes service cost, interest cost, expected return on plan assets, amortization of prior service cost and (gains)/losses previously recognized as a component of Gains and (losses) not affecting retained earnings and amortization of the net transition asset remaining in Accumulated gains and (losses) not affecting retained earnings. Service cost represents the actuarial present value of participant benefits earned in the current year. Interest cost represents the time value of money cost associated with the passage of time. Certain events, such as changes in employee base, plan amendments and changes in actuarial assumptions, result in a change in the benefit obligation and the corresponding change in the Gains and (losses) not affecting retained earnings. The result of these events is amortized as a component of net periodic cost/(income) over the service lives of the participants, provided such amounts exceed thresholds which are based upon the benefit obligation or the value of plan assets. The average service lives of the IBM Personal Pension Plan (PPP), a U.S. plan, participants currently approximates 11 years and varies for participants in non-U.S. plans.

The measurement of the benefit obligation and net periodic pension cost/(income) is based on the company’s estimates and actuarial valuations provided by third-party actuaries which are approved by the company’s management. These valuations reflect the terms of the plans and use participant-specific information such as compensation, age and years of service, as well as certain assumptions, including estimates of discount rates, expected return on plan assets, rate of compensation increases, interest crediting rates and mortality rates.

Defined Contribution Plans

The company records expense for defined contribution plans for the company’s contribution when the employee renders service to the company, essentially coinciding with the cash contributions to the plans.

STOCK-BASED COMPENSATION

Stock-based compensation represents the cost related to stockbased awards granted to employees. The company measures stock-based compensation cost at grant date, based on the estimated fair value of the award and recognizes the cost as expense on a straight-line basis (net of estimated forfeitures) over the employee requisite service period. The company estimates the fair value of stock options using a Black-Scholes valuation model. The expense is recorded in Cost, SG&A, and RD&E in the Consolidated Statement of Earnings based on the employees’ respective function.

The company records deferred tax assets for awards that result in deductions on the company’s income tax returns, based on the amount of compensation cost recognized and the company’s statutory tax rate in the jurisdiction in which it will receive a deduction. Differences between the deferred tax assets recognized for financial reporting purposes and the actual tax deduction reported on the company’s income tax return are recorded in Additional Paid-In Capital (if the tax deduction exceeds the deferred tax asset) or in the Consolidated Statement of Earnings (if the deferred tax asset exceeds the tax deduction and no additional paid-in capital exists from previous awards).

See note U, “Stock-Based Compensation” on pages 96 to 100 for additional information.

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

The company recognizes tax liabilities based on estimates of whether additional taxes will be due. These tax liabilities are recognized when, despite the company’s belief that its tax return positions are supportable, the company believes that certain positions are likely to be challenged and may not be fully sustained upon review by tax authorities. These liabilities are included in Taxes in the Consolidated Statement of Financial Position. To the extent that the final tax outcome of these matters is different than the amounts recorded, such differences impact income tax expense in the period in which such determination is made. Interest and penalties, if any, related to accrued liabilities for potential tax assessments are included in income tax expense.

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

Consolidated Statements	56
Notes	62
A-G	62
A. Significant Accounting Policies	62
B. Accounting Changes	71
C. Acquisitions/Divestitures	73
D. Financial Instruments (excluding derivatives)	78
E. Inventories	79
F. Financing Receivables	79
G. Plant, Rental Machines and Other Property	79
H-M	80
N-S	88
T-X	96

Inventories, plant, rental machines and other property—net, and other non-monetary assets and liabilities of non-U.S. subsidiaries and branches that operate in U.S. dollars are translated at approximate exchange rates prevailing when the company acquired the assets or liabilities. All other assets and liabilities denominated in a currency other than U.S. dollars are translated at year-end exchange rates with the transaction gain or loss recognized in Other (income) and expense. Cost of sales and depreciation are translated at historical exchange rates. All other income and expense items are translated at the weighted-average rates of exchange prevailing during the year. These translation gains and losses are included in net income for the period in which exchange rates change.

DERIVATIVES

All derivatives are recognized in the Consolidated Statement of Financial Position at fair value and are reported in Prepaid expenses and other current assets, Investments and sundry assets, Other accrued expenses and liabilities or Other liabilities. Classification of each derivative as current or noncurrent is based upon whether the maturity of the instrument is less than or greater than 12 months. To qualify for hedge accounting in accordance with SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities,” as amended by SFAS No. 138, “Accounting for Certain Derivative Instruments and Certain Hedging Activities,” and SFAS No. 149, “Amendment of Statement 133 on Derivative Instruments and Hedging Activities,” (collectively, “SFAS No. 133”), the company requires that the instruments be effective in reducing the risk exposure that they are designated to hedge. For instruments that hedge cash flows, hedge effectiveness criteria also require that it be probable that the underlying transaction will occur. Instruments that meet established accounting criteria are formally designated as hedges. These criteria demonstrate that the derivative is expected to be highly effective at offsetting changes in fair value or cash flows of the underlying exposure both at inception of the hedging relationship and on an ongoing basis. The method of assessing hedge effectiveness and measuring hedge ineffectiveness is formally documented at hedge inception. The company assesses hedge effectiveness and measures hedge ineffectiveness at least quarterly throughout the designated hedge period.

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

The company reports cash flows arising from the company’s derivative financial instruments consistent with the classification of cash flows from the underlying hedged items that the derivatives are hedging. Accordingly, the majority of cash flows associated with the company’s derivative programs are classified in Cash flows from operating activities in the Consolidated Statement of Cash Flows. Cash flow from derivatives that do not qualify as hedges is reported in investing activities. For currency swaps designated as hedges of foreign currency denominated debt (included in the company’s debt risk management program as addressed in note L, “Derivatives and Hedging Transactions” on pages 83 through 86), cash flows directly associated with the settlement of the principal element of these swaps are reported in Payments to settle debt in the Cash flow from financing activities section of the Consolidated Statement of Cash Flows.

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

ALLOWANCE FOR UNCOLLECTIBLE RECEIVABLES

Trade

An allowance for uncollectible trade receivables is estimated based on a combination of write-off history, aging analysis and any specific, known troubled accounts.

Financing

Financing receivables include sales-type leases, direct financing leases and loans. Below are the methodologies the company uses to calculate both its specific and its unallocated reserves, which are applied consistently to its different portfolios.

SPECIFIC – The company reviews all financing account receivables considered at risk on a quarterly basis. The review primarily consists of an analysis based upon current information available about the client, such as financial statements, news reports and published credit ratings, as well as the current economic environment, collateral net of repossession cost and prior collection history. For loans that are collateral dependent, impairment is measured using the fair value of the collateral when foreclosure is probable. Using this information, the company determines the expected cash flow for the receivable and calculates a recommended estimate of the potential loss and the probability of loss. For those accounts in which the loss is probable, the company records a specific reserve.

UNALLOCATED – The company records an unallocated reserve that is calculated by applying a reserve rate to its different portfolios, excluding accounts that have been specifically reserved. This reserve rate is based upon credit rating, probability of default, term, asset characteristics and loss history.

Receivable losses are charged against the allowance when management believes the uncollectibility of the receivable is confirmed. Subsequent recoveries, if any, are credited to the allowance.

Certain receivables for which the company recorded specific reserves may also be placed on non-accrual status. Non-accrual assets are those receivables (impaired loans or non-performing leases) with specific reserves and other accounts for which it is likely that the company will be unable to collect all amounts due according to original terms of the lease or loan agreement. Income recognition is discontinued on these receivables. Cash collections are first applied as a reduction to principal outstanding. Any cash received in excess of principal payments outstanding is recognized as interest income. Receivables may be removed from non-accrual status, if appropriate, based upon changes in client circumstances.

Consolidated Statements	56
Notes	62
A-G	62
A. Significant Accounting Policies	62
B. Accounting Changes	71
C. Acquisitions/Divestitures	73
D. Financial Instruments (excluding derivatives)	78
E. Inventories	79
F. Financing Receivables	79
G. Plant, Rental Machines and Other Property	79
H-M	80
N-S	88
T-X	96

ESTIMATED RESIDUAL VALUES OF LEASE ASSETS

The recorded residual values of the company’s lease assets are estimated at the inception of the lease to be the expected fair value of the assets at the end of the lease term. The company periodically reassesses the realizable value of its lease residual values. Any anticipated increases in specific future residual values are not recognized before realization through remarketing efforts. Anticipated decreases in specific future residual values that are considered to be other-than-temporary are recognized immediately upon identification and are recorded as an adjustment to the residual-value estimate. For sales-type and direct financing leases, this reduction lowers the recorded net investment and is recognized as a loss charged to finance income in the period in which the estimate is changed, as well as an adjustment to unearned income to reduce future-period finance income.

COMMON STOCK

Common stock refers to the $.20 par value capital stock as designated in the company’s Certificate of Incorporation. Treasury stock is accounted for using the cost method. When treasury stock is reissued, the value is computed and recorded using a weighted-average basis.

EARNINGS PER SHARE OF COMMON STOCK

Earnings per share of common stock—basic is computed by dividing Net income by the weighted-average number of common shares outstanding for the period. Earnings per share of common stock, assuming dilution, reflects the maximum potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock and would then share in the net income of the company. See note S, “Earnings Per Share of Common Stock,” on page 95 for additional information.

B. ACCOUNTING CHANGES

NEW STANDARDS TO BE IMPLEMENTED

In September 2006, the FASB finalized SFAS No. 157, “Fair Value Measurements” which will become effective in 2008. This Statement defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements; however, it does not require any new fair value measurements. The provisions of SFAS No. 157 will be applied prospectively to fair value measurements and disclosures beginning in the first quarter of 2008 and is not expected to have a material effect on the company’s Consolidated Financial Statements.

In June 2006, the FASB released FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109” (FIN 48). FIN 48 clarifies the accounting and reporting for uncertainties in income tax law. This Interpretation prescribes a comprehensive model for the financial statement recognition, measurement, presentation and disclosure of uncertain tax positions taken or expected to be taken in income tax returns. The company has substantially completed the process of evaluating the effect of FIN 48 on its Consolidated Financial Statements as of the beginning of the period of adoption, January 1, 2007. The company estimates that the cumulative effects of applying this Interpretation will be recorded as a $0.1 billion increase to beginning Retained earnings. In addition, in accordance with the provisions of FIN 48, the company will reclassify an estimated $2.0 billion of unrecognized tax benefits from current to non-current liabilities because payment of cash is not anticipated within one year of the balance sheet date.

In March 2006, the FASB issued SFAS No. 156, “Accounting for Servicing of Financial Assets—an amendment of FASB Statement No. 140,” that provides guidance on accounting for separately recognized servicing assets and servicing liabilities. In accordance with the provisions of SFAS No. 156, separately recognized servicing assets and servicing liabilities must be initially measured at fair value, if practicable. Subsequent to initial recognition, the company may use either the amortization method or the fair-value measurement method to account for servicing assets and servicing liabilities within the scope of this Statement. The company will adopt SFAS No. 156 in fiscal year 2007. The adoption of this Statement is not expected to have a material effect on the company’s Consolidated Financial Statements.

In February 2006, the FASB issued SFAS No. 155, “Accounting for Certain Hybrid Financial Instruments—an amendment of FASB Statements No. 133 and 140,” to permit fair value remeasurement for any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation in accordance with the provisions of SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities.” The company will adopt SFAS No. 155 in fiscal year 2007. The adoption of this Statement is not expected to have a material effect on the company’s Consolidated Financial Statements.

STANDARDS IMPLEMENTED

As discussed in note A, “Significant Accounting Policies” on pages 62 to 71, effective December 31, 2006, the company adopted SFAS No. 158, “Employer’s Accounting for Defined Benefit Pension and Other Postretirement Plans—an amendment of FASB Statements No. 87, 88, 106 and 132(R),” which requires the recognition of the funded status of the retirement-related benefit plans in the Consolidated Statement of Financial Position and the recognition of the changes in that funded status in the year in which the changes occur through Gains and (losses) not affecting retained earnings, net of applicable tax effects. The provisions of SFAS No. 158 were adopted pursuant to the transition provisions therein. The company measures defined benefit plan assets and obligations as of December 31 and SFAS No. 158 did not affect the company’s existing valuation practices. The adoption of SFAS No. 158 had no impact on the company’s existing debt covenants, credit ratings or financial flexibility. See note V, “Retirement-Related Benefits” on pages 100 to 111 for additional information, including the incremental effect of the adoption on the Consolidated Statement of Financial Position.

In September 2006, the SEC issued Staff Accounting Bulletin (SAB) No. 108, codified as SAB Topic 1.N, “Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements.” SAB No. 108 describes the approach that should be used to quantify the materiality of a misstatement and provides guidance for correcting prior-year errors. The company early adopted SAB No. 108 in the third quarter of 2006 and accordingly, follows SAB No. 108 requirements when quantifying financial statement misstatements. The adoption of SAB No. 108 did not require any changes to the company’s Consolidated Financial Statements.

In the third quarter of 2006, the company adopted FASB Staff Position (FSP) FIN 46(R)-6, “Determining the Variability to Be Considered in Applying FASB Interpretation No. 46(R).” FSP FIN No. 46(R)-6 clarifies that the variability to be considered in applying FASB Interpretation 46(R) shall be based on an analysis of the design of the variable interest entity. The adoption of this FSP did not have a material effect on the company’s Consolidated Financial Statements.

In the first quarter of 2006, the company adopted SFAS No. 154, “Accounting Changes and Error Corrections—a replacement of APB Opinion No. 20 and FASB Statement No. 3.” SFAS No. 154 changed the requirements for the accounting for and reporting of a voluntary change in accounting principle. The adoption of this statement did not affect the company’s Consolidated Financial Statements in fiscal year 2006. Its effects on future periods will depend on the nature and significance of any future accounting changes subject to this statement.

Beginning January 2006, the company adopted SFAS No. 151, “Inventory Costs—an amendment of ARB No. 43, Chapter 4.” SFAS No. 151 requires certain abnormal expenditures to be recognized as expenses in the current period versus being capitalized in inventory. It also requires that the amount of fixed production overhead allocated to inventory be based on the normal capacity of the production facilities. The adoption of this statement did not have a material effect on the company’s Consolidated Financial Statements.

Effective January 1, 2005, the company adopted the provisions of SFAS No. 123(R), “Share-Based Payment.” The company elected to adopt the modified retrospective application method provided by SFAS No. 123(R) and accordingly, financial statement amounts for the periods presented herein reflect results as if the fair value method of expensing had been applied from the original effective date of SFAS No. 123. See note A, “Significant Accounting Policies” on pages 62 to 71 and note U, “Stock-Based Compensation” on pages 96 to 100 for additional information.

In March 2005, the FASB issued FASB Interpretation No. 47, “Accounting for Conditional Asset Retirement Obligations, an interpretation of FASB Statement No. 143” (FIN 47). FIN 47 clarifies that conditional asset retirement obligations (AROs) meet the definition of liabilities and should be recognized when incurred if their fair values can be reasonably estimated. The company implemented FIN 47 on December 31, 2005 and recorded conditional AROs of approximately $85 million. These conditional AROs relate to the company’s contractual obligations to remove leasehold improvements in certain non- U.S. locations thereby restoring leased space to its original condition. Upon implementation of FIN 47, the company recorded a $36 million charge (net of income tax benefit of $21 million) which was reported as a cumulative effect of change in accounting principle in the 2005 Consolidated Statement of Earnings. The company’s accounting policy for AROs is described in note A, “Significant Accounting Policies,” on page 67.

Pro forma effects of retroactively applying FIN 47 for the years 2005 and 2004 are as follows:

(Dollars in millions except per share amounts)

FOR THE YEAR ENDED DECEMBER 31:	2005	2004
Pro forma amounts assuming accounting change is applied retroactively:
Pro forma net income	$7,964	$7,474
Pro forma earnings per share of common stock—assuming dilution	$4.89	$4.38
Pro forma earnings per share of common stock—basic	$4.98	$4.46
ARO liabilities at December 31, 2005 and pro forma ARO liabilities at December 31, 2004	$85	$74

As of December 31, 2005, the company was unable to estimate the range of settlement dates and the related probabilities for certain asbestos remediation AROs. These conditional AROs are primarily related to the encapsulated structural fireproofing that is not subject to abatement unless the buildings are demolished and non-encapsulated asbestos that the company would remediate only if it performed major renovations of certain existing buildings. Because these conditional obligations have indeterminate settlement dates, the company could not develop a reasonable estimate of their fair values. The company will continue to assess its ability to estimate fair values at each future reporting date. The related liability will be recognized once sufficient additional information becomes available.

Consolidated Statements	56
Notes	62
A-G	62
A. Significant Accounting Policies	62
B. Accounting Changes	71
C. Acquisitions/Divestitures	73
D. Financial Instruments (excluding derivatives)	78
E. Inventories	79
F. Financing Receivables	79
G. Plant, Rental Machines and Other Property	79
H-M	80
N-S	88
T-X	96

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

In the third quarter of 2005, the company adopted SFAS No. 153, “Exchanges of Nonmonetary Assets—an amendment of APB Opinion No. 29.” SFAS No. 153 requires that exchanges of productive assets be accounted for at fair value unless fair value cannot be reasonably determined or the transaction lacks commercial substance. The adoption of SFAS No. 153 did not have a material effect on the company’s Consolidated Financial Statements.

The American Jobs Creation Act of 2004 (the “Act”) introduced a temporary incentive for the company to repatriate earnings accumulated outside the U.S. In the fourth quarter of 2004, the company adopted the provisions of FSP No. FAS 109-2, “Accounting and Disclosure Guidance for the Foreign Earnings Repatriation Provision within the American Jobs Creation Act of 2004.” According to FSP No. FAS 109-2, the company was allowed time beyond the financial reporting period of enactment to evaluate the effects of the Act on its plan for repatriation of foreign earnings for purposes of applying SFAS No. 109, “Accounting for Income Taxes.” Accordingly, as of December 31, 2004, the company did not adjust its income tax expense or deferred tax liability to reflect the possible effect of the new repatriation provision. In 2005, the company repatriated $9.5 billion of foreign earnings and recorded income tax expense of $525 million associated with this repatriation.

In January 2003, the FASB issued FASB Interpretation No. 46 (FIN 46), “Consolidation of Variable Interest Entities,” and amended it by issuing FIN 46(R) in December 2003. FIN 46(R) addresses consolidation by business enterprises of variable interest entities (VIEs) that either: (1) do not have sufficient equity investment at risk to permit the entity to finance its activities without additional subordinated financial support or (2) have equity investors that lack an essential characteristic of a controlling financial interest. In accordance with the transition provisions of FIN 46(R), the company adopted FIN 46(R) for all VIEs and special-purpose entities as defined within FIN 46(R) as of March 31, 2004. These accounting pronouncements did not have a material effect on the company’s Consolidated Financial Statements.

C. ACQUISITIONS/DIVESTITURES

ACQUISITIONS

2006

In 2006, the company completed 13 acquisitions at an aggregate cost of $4,817 million, which was paid in cash. The cost of these acquisitions are reported in the Consolidated Statement of Cash Flows net of acquired cash and cash equivalents. The tables on page 74 and 75 represent the purchase price allocations for all of the 2006 acquisitions. The Micromuse Inc., FileNet Corporation, Internet Security Systems, Inc. and MRO Software, Inc. acquisitions are shown separately given their significant purchase prices.

MICROMUSE, INC. –  On February 15, 2006, the company acquired 100 percent of the outstanding common shares of Micromuse, Inc. for cash consideration of $862 million. Micromuse is a leading provider of network management software used by banks, telecommunications carriers, governments, retailers and other organizations to monitor and manage their sophisticated technology infrastructures. The software helps customers manage increasingly complex IT systems that support the proliferation of voice, data and video traffic due to the growing adoption of voice over IP (VoIP)-based audio and video services delivered over the internet. The combination of Micromuse’s software and the company’s IT services management technology can provide a comprehensive approach to help customers reduce the complexity of their IT environments, lower operational costs and address compliance mandates. Micromuse was integrated into the Software segment upon acquisition and Goodwill, as reflected in the table on page 74, has been entirely assigned to the Software segment. The overall weighted-average useful life of the intangible assets purchased, excluding Goodwill, is 4.0 years.

In the fourth quarter, as a result of completing the integration of Micromuse’s legal and intercompany structure into the company’s legal structure, the company recorded an increase in current assets and current liabilities with a corresponding offset in Goodwill totaling $137 million. These increases relate to an increase in both Deferred tax assets and Current tax liabilities. These adjustments are reflected in the table on page 74.

FILENET CORPORATION – On October 12, 2006, the company acquired 100 percent of the outstanding common shares of FileNet Corporation for cash consideration of $1,609 million. FileNet is a leading provider of business process and content management solutions that help companies simplify critical and everyday decision making processes and give organizations a competitive advantage. The FileNet acquisition enhances the company’s ability to meet increasing client demand for a combination of content- and process-centric business process management capabilities, which is driven by changing governance and compliance mandates, as well as the need to integrate content-centric business processes with enterprise applications. The company has integrated its business process management and service oriented architecture (SOA) technologies with the FileNet platform to allow customers to access content wherever it may reside and use it in the context of business processes. FileNet was integrated into the Software segment upon acquisition and Goodwill, as reflected in the table below, has been entirely assigned to the Software segment. The overall weighted-average useful life of the intangible assets purchased, excluding Goodwill, is 5.9 years.

INTERNET SECURITY SYSTEMS, INC. – On October 20, 2006, the company acquired 100 percent of the outstanding common shares of Internet Security Systems, Inc. (ISS) for cash consideration of $1,368 million. ISS provides security solutions to thousands of the world’s leading companies and governments, helping to proactively protect against Internet threats across networks, desktops and servers. ISS software, appliances and services monitor and manage network vulnerabilities and rapidly respond in advance of potential threats. The acquisition advances the company’s strategy to utilize IT services, software and consulting expertise to automate labor-based processes into standardized, software-based services that can help clients optimize and transform their businesses. ISS was integrated into the Global Technology Services segment upon acquisition and Goodwill, as reflected in the table on page 75 has been entirely assigned to the Global Technology Services segment. The overall weighted-average useful life of the intangible assets purchased, excluding Goodwill, is 5.6 years.

MRO SOFTWARE INC. – On October 5, 2006, the company acquired 100 percent of the outstanding common shares of MRO Software, Inc. for cash consideration of $739 million. MRO’s asset and service management software and consulting services are used by many of the world’s top companies to effectively manage how they buy, maintain and retire assets—such as production equipment, facilities, transportation and information technology hardware and software—in a wide variety of industries including utilities, manufacturing, energy, pharmaceutical and telecommunications. The acquisition builds upon the company’s strategy to leverage business consulting, IT services, and software to develop repeatable tools that help clients optimize and transform their business. MRO was integrated into the Software, Global Technology Services and Global Business Services segments upon acquisition and Goodwill, as reflected in the table on page 75, has been assigned to the Software segment for $337 million, Global Technology Services segment for $49 million and Global Business Services segment for $122 million. The overall weighted-average useful life of the intangible assets purchased, excluding Goodwill, is 5.6 years.

OTHER ACQUISITIONS – The company acquired nine additional companies that are presented as Other Acquisitions in the table on page 75. Three of the acquisitions were Global Services-related companies: two were integrated into the Global Technology Services segment: Viacore, Inc. and Palisades Technology Partners, LLP; the third, Valchemy, Inc., was integrated into the Global Business Services segment. Six of the acquisitions were software-related companies that were integrated into the Software segment: Cims Lab; Language Analysis Systems, (LAS) Inc.; Buildforge; Unicorn Solutions, Inc.; Rembo Technology; and Webify Solutions. The purchase price allocations resulted in aggregate Goodwill of $211 million, of which $161 million was assigned to the Software segment and $51 million was assigned to the Global Technology Services segment. The overall weighted-average useful life of the intangible assets purchased in these acquisitions, excluding Goodwill, is 3.4 years.

See note A, “Significant Accounting Policies,” on page 66 for further description of the company’s accounting policies related to business combinations and intangible assets, including Goodwill.

(Dollars in millions)

		MICROMUSE, INC.
		ORIGINAL
		AMOUNT
		DISCLOSED IN
	AMORTIZATION	FIRST	PURCHASE	TOTAL	FILENET
2006 ACQUISITIONS	LIFE (IN YEARS)	QTR. 2006	ADJUSTMENTS*	ALLOCATION	CORPORATION
Current assets		$201	$56	$257	$681
Fixed assets/non-current		8	—	8	69
Intangible assets:
Goodwill	N/A	694	137	831	894
Completed technology	3 to 5	46	—	46	73
Client relationships	3 to 7	46	—	46	194
Other identifiable intangible assets	2 to 4	4	—	4	55
In-process R&D		1	—	1	3
Total assets acquired		1,000	193	1,193	1,969
Current liabilities		(89)	(193)	(282)	(252)
Non-current liabilities		(49)	—	(49)	(108)
Total liabilities assumed		(138)	(193)	(331)	(360)
Total purchase price		$862	$—	$862	$1,609

*  Adjustments primarily relate to acquisition costs, deferred taxes and other accruals.

N/A — Not applicable

(Dollars in millions)

		INTERNET	MRO
	AMORTIZATION	SECURITY	SOFTWARE,	OTHER
2006 ACQUISITIONS	LIFE (IN YEARS)	SYSTEMS, INC.	INC.	ACQUISITIONS
Current assets		$309	$227	$28
Fixed assets/non-current		62	20	4
Intangible assets:
Goodwill	N/A	967	508	211
Completed technology	3 to 5	135	71	8
Client relationships	3 to 7	60	42	22
Other identifiable intangible assets	2 to 4	21	4	4
In-process R&D		3	—	—
Total assets acquired		1,557	872	277
Current liabilities		(92)	(69)	(24)
Non-current liabilities		(97)	(64)	(13)
Total liabilities assumed		(189)	(133)	(37)
Total purchase price		$1,368	$739	$240

N/A —Not applicable

2005

In 2005, the company completed 16 acquisitions at an aggregate cost of $2,022 million, which was paid in cash. The cost of these acquisitions are reported in the Consolidated Statement of Cash Flows net of acquired cash and cash equivalents. The table on page 76 represents the purchase price allocations for all of the 2005 acquisitions. The Ascential Corporation (Ascential) acquisition is shown separately given its significant purchase price.

ASCENTIAL – On April 29, 2005, the company acquired 100 percent of the outstanding common shares of Ascential for cash consideration of $1,140 million. Ascential is a provider of enterprise data integration software used to help build enterprise data warehouses, power business intelligence systems, consolidate enterprise applications, create and manage master repositories of critical business information and enable on demand data access. Ascential complements and strengthens the company’s information and integration offerings and further extends the company’s ability to enable clients to become on demand businesses by providing a single, agile infrastructure for delivering accurate, consistent, timely and coherent information. Ascential was integrated into the Software segment upon acquisition and Goodwill, as reflected in the table on page 76, has been entirely assigned to the Software segment. The overall weighted-average useful life of the intangible assets purchased, excluding Goodwill, is 3.9 years.

OTHER ACQUISITIONS – The company acquired 15 additional companies that are presented as Other Acquisitions in the table on page 76. Four of the acquisitions were technology services-related companies that were integrated into the Global Technology Services segment: Network Solutions; Classic Blue; Corio; and Equitant. One of the acquisitions, HealthLink, was integrated into the Global Business Services segment. Nine of the acquisitions were software-related companies that were integrated into the Software segment: iPhrase; Data Power Technology, Inc.; Bowstreet; Collation Inc.; DWL; Isogon Corporation; PureEdge Solutions, Inc.; SRD; and Gluecode. One acquisition, Meiosys, was integrated into the Systems and Technology Group segment. The purchase price allocations resulted in aggregate Goodwill of $791 million, of which $456 million was assigned to the Software segment; $239 million was assigned to the Global Technology Services segment; $62 million was assigned to the Global Business Services segment and $34 million was assigned to the Systems and Technology Group segment. The overall weighted-average useful life of the intangible assets purchased, excluding Goodwill, is 3.1 years.

(Dollars in millions)

		ASCENTIAL
		ORIGINAL
		AMOUNT
		DISCLOSED IN
	AMORTIZATION	SECOND	PURCHASE	TOTAL	OTHER
2005 ACQUISITIONS	LIFE (IN YEARS)	QTR. 2005	ADJUSTMENTS*	ALLOCATION	ACQUISITIONS
Current assets		$526	$(1)	$525	$137
Fixed assets/non-current		20	—	20	28
Intangible assets:
Goodwill	N/A	639	1	640	791
Completed technology	3	56	—	56	35
Client relationships	5	46	—	46	22
Other identifiable intangible assets	1-5	—	—	—	5
In-process R&D		—	—	—	1
Total assets acquired		1,287	—	1,287	1,019
Current liabilities		(112)	(4)	(116)	(89)
Non-current liabilities		(35)	4	(31)	(48)
Total liabilities assumed		(147)	—	(147)	(137)
Total purchase price		$1,140	$—	$1,140	$882

*  Adjustments primarily relate to acquisition costs, deferred taxes and other accruals.

N/A —Not applicable

2004

In 2004, the company completed 14 acquisitions at an aggregate cost of $2,111 million. The cost of these acquisitions are reported in the Consolidated Statement of Cash Flows net of acquired cash and cash equivalents. The table on page 77 represents the purchase price allocations for all 2004 acquisitions. The Candle Corporation (Candle) and Maersk acquisitions are shown separately given the significant purchase price for each acquisition.

CANDLE – On June 7, 2004, the company acquired 100 percent of the outstanding common shares of Candle for cash consideration of $431 million. Candle provides services to develop, deploy and manage enterprise infrastructure. The acquisition allows the company to provide its clients with an enhanced set of software solutions for managing an on demand environment and complements the company’s existing middleware solutions. Candle was integrated into the Software segment upon acquisition and Goodwill, as reflected in the table on page 77, has been entirely assigned to the Software segment. The overall weighted-average useful life of the identified amortizable intangible assets acquired, excluding Goodwill, is 5.9 years.

MAERSK DATA/DMDATA – On December 1, 2004, the company purchased 100 percent of the outstanding common stock of Maersk Data and 45 percent of the outstanding common stock of DMdata for $792 million. Maersk Data owned the remaining 55 percent of DMdata’s outstanding common stock. Maersk Data and DMdata are located in Denmark. Maersk Data is a provider of IT solutions and offers consultancy, application development, and operations and support to companies and organizations. DMdata is a provider of IT operations and its core business areas include the operation of centralized and decentralized IT systems, network establishment and operation, as well as print and security solutions for clients in a number of different industries. These acquisitions significantly increased the company’s capabilities in serving clients in the transportation and logistics industry globally, while also enhancing its capabilities in areas such as financial services, public sector, healthcare and the food and agriculture industries. Maersk Data and DM Data were integrated into the Global Technology Services and the Global Business Services segments and Goodwill, as reflected in the table on page 77, has been assigned to Global Technology Services segment for $269 million and to Global Business Services segment for $157 million. The overall weighted-average useful life of the identified amortizable intangible assets acquired, excluding Goodwill, is 4.7 years.

OTHER ACQUISITIONS – The company acquired 12 additional companies that are presented as Other Acquisitions in the table on page 77. Seven of the acquisitions were for technology services-related companies, which were integrated into the Global Technology Services segment and five were for software companies, which were integrated into the Software segment. The purchase price allocations resulted in aggregate Goodwill of $711 million, of which $329 million was assigned to the Software segment and $382 million was assigned to the Global Technology Services segment. The overall weighted-average useful life of the intangible assets purchased, excluding Goodwill, is 4.8 years.

Consolidated Statements	56
Notes	62
A-G	62
A. Significant Accounting Policies	62
B. Accounting Changes	71
C. Acquisitions/Divestitures	73
D. Financial Instruments (excluding derivatives)	78
E. Inventories	79
F. Financing Receivables	79
G. Plant, Rental Machines and Other Property	79
H-M	80
N-S	88
T-X	96

(Dollars in millions)

		CANDLE
		ORIGINAL
		AMOUNT
		DISCLOSED IN
	AMORTIZATION	SECOND	PURCHASE	TOTAL		OTHER
2004 ACQUISITIONS	LIFE (IN YEARS)	QTR. 2004	ADJUSTMENTS*	ALLOCATION	MAERSK	ACQUISITIONS
Current assets		$202	$(2)	$200	$319	$191
Fixed assets/non-current		82	(19)	63	123	176
Intangible assets:
Goodwill	N/A	256	39	295	426	711
Completed technology	2-3	23	—	23	11	29
Client relationships	3-7	65	—	65	100	50
Other identifiable intangible assets	5	6	—	6	2	13
Total assets acquired		634	18	652	981	1,170
Current liabilities		(119)	(22)	(141)	(145)	(198)
Non-current liabilities		(80)	—	(80)	(44)	(84)
Total liabilities assumed		(199)	(22)	(221)	(189)	(282)
Total purchase price		$435	$(4)	$431	$792	$888

*  Adjustments primarily relate to acquisition costs, deferred taxes and other accruals.

N/A—Not applicable

DIVESTITURES

2006

As discussed below, the company divested its Personal Computing Business to Lenovo Group Limited (Lenovo) in 2005. A portion of the total consideration received in that transaction included Lenovo equity. This equity was subject to specific lock-up provisions.

In the second quarter of 2006, the company and Lenovo agreed to revise these restrictions such that the company can now fully divest its shares in Lenovo after November 1, 2007 versus the prior lock-up expiration date of May 1, 2008. As a result of the change in the lock-up restrictions, the company now considers all Lenovo shares to be within the scope of SFAS No. 115 and has classified them as available for sale.

On August 4, 2006, the company signed an agreement with a financial institution to establish a structure, with the institution acting as agent, to facilitate the company’s disposition of Lenovo shares from time to time, after their release from the lock-up provisions. At December 31, 2006, the company had not divested any shares through the financial institution. (See note X, “Subsequent Events,” on page 115).

For the year ended December 31, 2006, the company recorded a pre-tax gain of $45 million related to the divestiture. This amount was primarily due to a reversal of an indemnity provision recorded at the closing.

In addition, at December 31, 2006, the deferred income balance related to services arrangements entered into at the closing date, as discussed on page 78, was $85 million.

2005

On April 30, 2005 (closing date), the company completed the divestiture of its Personal Computing business to Lenovo, a publicly traded company on the Hong Kong Stock Exchange. The total consideration that the company agreed to on December 7, 2004 (the date the definitive agreement was signed) was $1,750 million which included $650 million in cash, $600 million in Lenovo equity (valued at the December 6, 2004 closing price) and the transfer of approximately $500 million of net liabilities. At the closing date, total consideration was valued at $1,725 million, comprised of: $650 million in cash, $542 million in Lenovo equity and $533 million in net liabilities transferred. Transaction related expenses and provisions were $628 million, resulting in a net pre-tax gain of $1,097 million which was recorded in Other (income) and expense in the Consolidated Statement of Earnings in the second quarter of 2005. In addition, the company paid Lenovo $138 million in cash primarily to assume additional liabilities outside the scope of the original agreement. This transaction had no impact on Income from Continuing Operations. Total net cash proceeds, less the deposit received at the end of 2004 for $25 million, related to these transactions were $487 million.

The equity received at the closing date represented 9.9 percent of ordinary voting shares and 18.9 percent of total ownership in Lenovo. Subsequent to the closing date, Lenovo’s capital structure changed due to new third-party investments. As a result, the company’s equity at June 30, 2005 represented 9.9 percent of ordinary voting shares and 17.05 percent of total ownership in Lenovo. The equity securities have been accounted for under the cost method of accounting. The equity is subject to specific lock-up provisions that restrict the company from divesting the securities. These restrictions apply to specific equity tranches and expire over a three-year period from the closing date. The Lenovo equity was valued at $542 million at the closing date and is recorded in Investments and sundry assets in the Consolidated Statement of Financial Position. In addition, the company recorded an equity deferral of $112 million to reflect the value of the lock-up provisions. This deferral was recorded as a contra-investment in Investments and sundry assets.

As part of the agreements with Lenovo, the company will provide certain services. These services include marketing support, information technology, human resources support and learning services. These service arrangements are primarily for periods of three years or less and can be terminated earlier by Lenovo. The company estimated the fair value of these service arrangements, and, as a result, has deferred $262 million of the transaction gain. This amount will be recorded as revenue, primarily in the company’s Global Services segments, as services are provided to Lenovo. The deferred amount was recorded in deferred income in Other liabilities in the Consolidated Statement of Financial Position.

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

In the third quarter of 2005, as a result of the third-party investments described above, Lenovo was required to repurchase the first equity tranche at a specified share price. The equity repurchase resulted in the receipt of $152 million of cash and a pretax gain of $17 million. As a result of this transaction, the company’s equity in Lenovo at September 30, 2005 represented 9.9 percent of ordinary voting shares and 14.88 percent of total ownership.

Also, in the second half of the year, the company received an additional $23 million of cash from Lenovo related to working capital adjustments, net of expenses related to employee matters. These transactions were consistent with the company’s previous estimates. Overall, including the gain on the equity sale recorded in the third quarter, the company recorded an additional net pre-tax gain of $11 million; the resulting net pre-tax gain for the year ending December 31, 2005 is $1,108 million.

In addition, at December 31, 2005, the deferred income balance related to the services arrangements discussed above is $169 million.

D. FINANCIAL INSTRUMENTS (EXCLUDING DERIVATIVES)

FAIR VALUE OF FINANCIAL INSTRUMENTS

Cash and cash equivalents, marketable securities and derivative financial instruments are recognized and measured at fair value in the company’s financial statements. Notes and other accounts receivable and other investments are financial assets with carrying values that approximate fair value. Accounts payable, other accrued expenses and short-term debt are financial liabilities with carrying values that approximate fair value. The carrying amount of long-term debt is approximately $13.8 billion and $15.4 billion and the estimated fair value is $16.2 billion and $16.7 billion at December 31, 2006 and 2005, respectively.

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

Consolidated Statements	56
Notes	62
A-G	62
A. Significant Accounting Policies	62
B. Accounting Changes	71
C. Acquisitions/Divestitures	73
D. Financial Instruments (excluding derivatives)	78
E. Inventories	79
F. Financing Receivables	79
G. Plant, Rental Machines and Other Property	79
H-M	80
N-S	88
T-X	96

MARKETABLE SECURITIES*

The following table summarizes the company’s marketable securities, all of which are considered available-for-sale, and alliance investments.

(Dollars in millions)

	FAIR VALUE
AT DECEMBER 31:	2006	2005
Marketable securities—current:
Auction rate securities and other obligations	$2,634	$1,118
Marketable securities—non-current:**
Time deposits and other obligations	$359	$2
Non-U.S. government securities and other fixed-term obligations	2	13
Total	$361	$15
Non-equity method alliance investments**	$628	$558

*      Gross unrealized gains (before taxes) on marketable securities were $19 million and $31 million at December 31, 2006 and 2005, respectively. Gross unrealized gains (before taxes) on alliance investments were $178 million and $79 million at December 31, 2006 and 2005, respectively. Gross unrealized losses (before taxes) on marketable securities and alliance investments were immaterial to the Consolidated Financial Statements at December 31, 2006 and 2005. See note N, “Stockholders’ Equity Activity,” on page 88 for net change in unrealized gains and losses on marketable securities.

**   Included within Investments and sundry assets in the Consolidated Statement of Financial Position. See note H, “Investments and Sundry Assets,” on page 80.

E. INVENTORIES

(Dollars in millions)

AT DECEMBER 31:	2006	2005
Finished goods	$506	$902
Work in process and raw materials	2,304	1,939
Total	$2,810	$2,841

F. FINANCING RECEIVABLES

(Dollars in millions)

AT DECEMBER 31:	2006	2005
Short-term:
Net investment in sales-type leases	$4,590	$4,435
Commercial financing receivables	5,814	5,053
Client loan receivables	4,196	3,752
Installment payment receivables	496	510
Total	$15,095	$13,750
Long-term:
Net investment in sales-type leases	$5,471	$5,393
Commercial financing receivables	32	17
Client loan receivables	4,214	3,901
Installment payment receivables	351	317
Total	$10,068	$9,628

Net investment in sales-type leases is for leases that relate principally to the company’s equipment and are for terms ranging from two to seven years. Net investment in sales-type leases includes unguaranteed residual values of $854 million and $792 million at December 31, 2006 and 2005, respectively, and is reflected net of unearned income of $1,005 million and $939 million and of allowance for uncollectible accounts of $135 million and $176 million at those dates, respectively. Scheduled maturities of minimum lease payments outstanding at December 31, 2006, expressed as a percentage of the total, are approximately: 2007, 44 percent; 2008, 28 percent; 2009, 17 percent; 2010, 7 percent; and 2011 and beyond, 4 percent.

Commercial financing receivables arise primarily from inventory and accounts receivable financing for dealers and remarketers of IBM and non-IBM products. Payment terms for inventory and accounts receivable financing generally range from 30 to 90 days.

Client loan receivables relate to loans that are provided by Global Financing primarily to the company’s clients to finance the purchase of the company’s software and services. Separate contractual relationships on these financing arrangements are for terms ranging from two to seven years. Each financing contract is priced independently at competitive market rates. The company has a history of enforcing the terms of these separate financing agreements.

The company did not have financing receivables held for sale as of December 31, 2006 and 2005.

G. PLANT, RENTAL MACHINES AND OTHER PROPERTY

(Dollars in millions)

AT DECEMBER 31:	2006	2005
Land and land improvements	$693	$684
Buildings and building improvements	8,243	8,312
Plant, laboratory and office equipment	23,907	21,760
	32,843	30,756
Less: Accumulated depreciation	20,441	18,600
Plant and other property—net	12,401	12,156
Rental machines	3,678	3,505
Less: Accumulated depreciation	1,640	1,905
Rental machines—net	2,038	1,600
Total—net	$14,440	$13,756

H. INVESTMENTS AND SUNDRY ASSETS

(Dollars in millions)

AT DECEMBER 31:	2006	2005*
Deferred taxes	$3,880	$1,832
Deferred transition and set-up costs and other deferred arrangements**	1,232	804
Alliance investments:
Equity method	416	456
Non-equity method	628	558
Long-term deposits	228	200
Derivatives—non-current+	213	160
Marketable securities	361	15
Other assets	1,423	949
Total	$8,381	$4,974

*    Reclassified to conform with 2006 presentation.

** Deferred transition and set-up costs and other deferred arrangements are related to Global Services client arrangements. Also see note A, “Significant Accounting Policies,” on page 65 for additional information.

+    See note L, “Derivatives and Hedging Transactions,” on pages 83 through 86 for the fair value of all derivatives reported in the Consolidated Statement of Financial Position.

I. INTANGIBLE ASSETS INCLUDING GOODWILL

The following table details the company’s intangible asset balances by major asset class:

(Dollars in millions)

	AT DECEMBER 31, 2006
	GROSS		NET
	CARRYING	ACCUMULATED	CARRYING
INTANGIBLE ASSET CLASS	AMOUNT	AMORTIZATION	AMOUNT
Capitalized software	$1,871	$(837)	$1,034
Client-related	1,038	(424)	614
Completed technology	500	(128)	372
Strategic alliances	104	(89)	15
Patents/trademarks	112	(29)	83
Other*	264	(179)	84
Total	$3,888	$(1,686)	$2,202

*   Other intangibles are primarily acquired proprietary and nonproprietary business processes, methodologies and systems, and impacts from currency translation.

(Dollars in millions)

	AT DECEMBER 31, 2005
	GROSS		NET
	CARRYING	ACCUMULATED	CARRYING
INTANGIBLE ASSET CLASS	AMOUNT	AMORTIZATION	AMOUNT
Capitalized software	$1,805	$(802)	$1,003
Client-related	910	(490)	420
Completed technology	383	(270)	113
Strategic alliances	104	(68)	36
Patents/trademarks	32	(17)	15
Other*	218	(142)	76
Total	$3,452	$(1,789)	$1,663

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

The net carrying amount of intangible assets increased by $539 million for the year ended December 31, 2006, primarily due to acquired intangibles as a result of the company’s acquisitions.

Total amortization was $1,076 million and $1,041 million for the years ended December 31, 2006 and 2005, respectively. The aggregate amortization expense for acquired intangibles (excluding capitalized software) was $316 million and $367 million for the years ended December 31, 2006 and 2005, respectively. In addition, in 2006 the company retired $1,186 million of fully amortized intangible assets, impacting both the gross carrying amount and accumulated amortization for this amount.

The future amortization expense for each of the five succeeding years relating to all intangible assets that are currently recorded in the Consolidated Statement of Financial Position is estimated to be the following at December 31, 2006:

(Dollars in millions)

	CAPITALIZED	ACQUIRED
	SOFTWARE	INTANGIBLES	TOTAL
2007	$658	$346	$1,005
2008	315	279	594
2009	61	222	283
2010	—	142	142
2011	—	98	98

Consolidated Statements	56
Notes	62
A-G	62
H-M	80
H. Investments and Sundry Assets	80
I. Intangible Assets Including Goodwill	80
J. Securitization of Receivables	81
K. Borrowings	81
L. Derivatives and Hedging Transactions	83
M. Other Liabilities	87
N-S	88
T-X	96

gooDWill

The changes in the carrying amount of goodwill, by reportable segment, for the year ended December 31, 2006, are as follows:

(Dollars in millions)

					FOREIGN
	BALANCE		PURCHASE		CURRENCY	BALANCE
	JANUARY 1,	GOODWILL	PRICE		TRANSLATION	DECEMBER 31,
SEGMENT	2006	ADDITIONS	ADJUSTMENTS	DIVESTITURES	ADJUSTMENTS	2006
Global Business Services	$3,588	$122	$(16)	$—	$117	$3,811
Global Technology Services	1,530	1,067	(97)	—	200	2,700
Systems and Technology Group	254	—	(40)	—	—	214
Software	4,069	2,223	(171)	—	7	6,129
Total	$9,441	$3,412	$(323)	$—	$324	$12,854

J. SECURITIZATION OF RECEIVABLES

The company periodically sells receivables through the securitization of trade receivables, loans and leases. The company retains servicing rights in the securitized receivables for which it receives a servicing fee. Any gain or loss incurred as a result of such sales is recognized in the period in which the sale occurs.

On July 28, 2006, the company terminated its committed trade receivables securitization facility. This facility was established in 2004 and provided the company with securitization capability up to $0.5 billion. The facility was put in place to provide backup liquidity accessible on a three-day notice. During 2005, the company securitized $6.3 million of trade receivables and retained the servicing responsibilities for which it received a servicing fee. In 2005, both the pre-tax loss on the sale of receivables and the servicing fees received were insignificant. The facility was terminated in 2006 as the company determined that it had sufficient liquidity and alternative funding sources. No trade receivables were securitized in 2006 under this facility prior to the closure, nor did the company have any amounts outstanding under this facility at December 31, 2005.

The company utilizes certain of its financing receivables as collateral for non-recourse borrowings. Financing receivables pledged as collateral for borrowings were $304 million and $318 million at December 31, 2006 and 2005, respectively. These borrowings are included in note K, “Borrowings,” on page 82.

K. Borrowings

sHoRt-teRM Debt

(Dollars in millions)

at deceMber 31:	2006	2005
Commercial paper	$3,779	$858
Short-term loans	2,355	3,370
Long-term debt—current maturities	2,768	2,988
Total	$8,902	$7,216

The weighted-average interest rates for commercial paper at December 31, 2006 and 2005, were 5.3 percent and 4.3 percent, respectively. The weighted-average interest rates for short-term loans were 3.0 percent and 2.2 percent at December 31, 2006 and 2005, respectively.

long-teRM Debt

Pre-Swap Borrowing

(Dollars in millions)

at deceMber 31:	Maturities	2006	2005
U.S. Dollars:
Debentures:
5.875%	2032	$600	$600
6.22%	2027	469	469
6.5%	2028	313	313
7.0%	2025	600	600
7.0%	2045	150	150
7.125%	2096	850	850
7.5%	2013	532	532
8.375%	2019	750	750
3.43% convertible note*	2007	188	238
Notes: 5.9% average	2007–2009	1,100	2,713
Medium-term note program: 4.7% average	2007–2014	5,361	5,620
Other : 3.8% average**	2007–2013	2,029	1,833
		12,942	14,668
Other currencies (average interest rate at December 31, 2006, in parentheses):
Euros (3.4%)	2007–2011	2,234	1,280
Japanese yen (1.8%)	2010–2014	796	1,450
Canadian dollars (6.3%)	2011–2013	6	5
Swiss francs (1.5%)	2008	410	378
Other (5.4%)	2007–2011	60	406
		16,448	18,187
Less: Net unamortized discount		64	45
Add: SFAS No. 133 fair value adjustment+		164	271
		16,548	18,413
Less: Current maturities		2,768	2,988
Total		$13,780	$15,425

*            As part of the company’s 2002 acquisition of PricewaterhouseCoopers’ Global Business Consulting and Technology Services Unit (PwCC), the company issued convertible notes bearing interest at a stated rate of 3.43 percent with a face value of approximately $328 million to certain of the acquired PwCC partners. The notes are convertible into 4,764,543 shares of IBM common stock at the option of the holders at any time based on a fixed conversion price of $68.81 per share of the company’s common stock. As of December 31, 2006, a total of 2,053,267 shares had been issued under this provision.

**     Includes $304 million and $318 million of debt collateralized by financing receivables at December 31, 2006 and 2005, respectively. See note J, “Securitization of Receivables” on page 81 for further details.

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

Consolidated Statements	56
Notes	62
A-G	62
H-M	80
H. Investments and Sundry Assets	80
I. Intangible Assets Including Goodwill	80
J. Securitization of Receivables	81
K. Borrowings	81
L. Derivatives and Hedging Transactions	83
M. Other Liabilities	87
N-S	88
T-X	96

post-sWap boRRoWing (long-teRM Debt, incluDing cuRRent poRtion)

(Dollars in millions)

	2006		2005
at deceMber 31:	AmouNt	AverAGe rAte	aMount	average rate
Fixed rate debt	$8,758	5.25%	$8,099	4.84%
Floating rate debt*	7,790	6.30%	10,314	4.82%
Total	$16,548		$18,413

*            Includes $6,616 million in 2006 and $7,811 million in 2005 of notional long-term interest rate swaps that effectively convert the fixed-rate debt into floating-rate debt. (See note L, “Derivatives and Hedging Transactions,” on pages 83 through 86).

Pre-swap annual contractual maturities of long-term debt outstanding at December 31, 2006, are as follows:

(Dollars in millions)

2007	$2,806
2008	1,559
2009	2,251
2010	2,881
2011	1,064
2012 and beyond	5,887
Total	$16,448

inteRest on Debt

(Dollars in millions)

FOR THE YEAR ENDED DECEMBER 31:	2006	2005	2004
Cost of Global Financing	$692	$525	$428
Interest expense	278	220	139
Interest capitalized	11	16	4
Total interest on debt	$981	$761	$571

Refer to the related discussion on page 113 in note W, “Segment Information,” for total interest expense of the Global Financing segment. See note L, “Derivatives and Hedging Transactions,” on pages 83 through 86 for a discussion of the use of currency and interest rate swaps in the company’s debt risk management program.

lines of cReDit

On June 28, 2006, the company entered into a new five-year $10 billion Credit Agreement (the “Credit Agreement”) with JPMorgan Chase Bank, N.A., as Administrative Agent, and Citibank, N.A., as Syndication Agent replacing the company’s existing five-year $10 billion Credit Agreement (the “Existing Agreement”) dated May 27, 2004. The Existing Agreement was not otherwise due to expire until May 27, 2009. The total expense recorded by the company related to these facilities was $7.4 million in 2006 and $8.9 million in both 2005 and 2004. The new Credit Agreement permits the company and its Subsidiary Borrowers to borrow up to $10 billion on a revolving basis. Borrowings of the Subsidiary Borrowers will be unconditionally backed by the company. The company may also, upon the agreement of either existing Lenders, or of the additional banks not currently party to the Credit Agreement, increase the commitments under the Credit Agreement up to an additional $2.0 billion. Subject to certain terms of the Credit Agreement, the company and Subsidiary Borrowers may borrow, prepay and reborrow amounts under the Credit Agreement at any time during the Credit Agreement. Interest rates on borrowings under the Credit Agreement will be based on prevailing market interest rates, as further described in the Credit Agreement. The Credit Agreement contains customary representations and warranties, covenants, events of default, and indemnification provisions. The company believes that circumstances that might give rise to breach of these covenants or an event of default, as specified in the Credit Agreement are remote. The company’s other lines of credit, most of which are uncommitted, totaled $9,429 million and $10,057 million at December 31, 2006 and 2005, respectively. Interest rates and other terms of borrowing under these lines of credit vary from country to country, depending on local market conditions.

(Dollars in millions)

at deceMber 31:	2006	2005
Unused lines:
From the committed global credit facility	$9,875	$9,913
From other committed and uncommitted lines	7,215	6,781
Total unused lines of credit	$17,090	$16,694

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

In its hedging programs, the company uses forward contracts, futures contracts, interest-rate swaps, currency swaps and options depending upon the underlying exposure. The company does not use derivatives for trading or speculative purposes, nor is it a party to leveraged derivatives.

A brief description of the major hedging programs follows.

Debt RisK ManageMent

The company issues debt in the global capital markets, principally to fund its financing lease and loan portfolio. Access to cost-effective financing can result in interest rate and/or currency mismatches with the underlying assets. To manage these mismatches and to  reduce overall interest cost, the company uses interest-rate swaps to  convert specific fixed-rate debt issuances into variable-rate debt (i.e., fair value hedges) and to convert specific variable-rate debt issuances  into fixed-rate debt (i.e., cash flow hedges). The resulting cost of funds is lower than that which would have been available if debt with matching characteristics was issued directly. At December 31, 2006, the weighted-average remaining maturity of all swaps in the debt risk management program was approximately three years, as compared to approximately four years at December 31, 2005.

long-teRM inVestMents in foReign subsiDiaRies (net inVestMent)

A significant portion of the company’s foreign currency denominated debt portfolio is designated as a hedge of net investment to reduce the volatility in stockholders’ equity caused by changes in foreign currency exchange rates in the functional currency of major foreign subsidiaries with respect to the U.S. dollar. The company also uses currency swaps and foreign exchange forward contracts for this risk management purpose. The currency effects of these hedges (approximately $350 million losses in 2006, $570 million gains in 2005 and $156 million losses in 2004, net of tax) were reflected in the Accumulated gains and (losses) not affecting retained earnings section of the Consolidated Statement of Stockholders’ Equity, thereby offsetting a portion of the translation adjustment of the applicable foreign subsidiaries’ net assets.

anticipateD RoYalties anD cost tRansactions

The company’s operations generate significant nonfunctional currency, third-party vendor payments and inter-company payments for royalties and goods and services among the company’s non-U.S. subsidiaries and with the parent company. In anticipation of these foreign currency cash flows and in view of the volatility of the currency markets, the company selectively employs foreign exchange forward and option contracts to manage its currency risk. Currently, these cash flow hedges have maturities of one year or less, however, from time to time can extend beyond one year commensurate with the underlying hedged anticipated cash flows. At December 31, 2006, the weighted-average remaining maturity of these derivative instruments was 216 days, as compared to 240 days at December 31, 2005.

anticipateD coMMoDitY puRcHase tRansactions

In connection with the purchase of electricity for anticipated manufacturing requirements, the company selectively employs forward contracts to manage its price risk. Currently, these cash flow hedges have maturities of one year or less, however, from time to time could extend beyond one year commensurate with the underlying hedged anticipated cash flows. At December 31, 2006, the weighted-average remaining maturity of these derivative instruments was approximately seven months. This risk management program was implemented in 2006.

Consolidated statements	56
Notes	62
A-G	62
H-M	80
H. Investments and Sundry assets	80
I. Intangible Assets Including Goodwill	80
J. Securitization of Receivables	81
K. Borrowings	81
L. Derivatives and Hedging Transactions	83
M. Other Liabilities	87
N-S	88
T-X	96

subsiDiaRY casH anD foReign cuRRencY asset/liabilitY ManageMent

The company uses its Global Treasury Centers to manage the cash of its subsidiaries. These centers principally use currency swaps to convert cash flows in a cost effective manner. In addition, the company uses foreign exchange forward contracts to economically hedge, on a net basis, the foreign currency exposure of a portion of the company’s nonfunctional currency assets and liabilities. The terms of these forward and swap contracts are generally less than one year. The changes in the fair values of these contracts and of the underlying hedged exposures are generally offsetting and are recorded in Other (income) and expense in the Consolidated Statement of Earnings.

eQuitY RisK ManageMent

The company is exposed to equity price changes related to certain obligations to employees. These equity exposures are primarily related to market price movements in certain broad equity market indices and in the company’s common stock. Changes in the overall value of these employee compensation obligations are recorded in SG&A expense in the Consolidated Statement of Earnings. Although not designated as accounting hedges, the company utilizes equity derivatives, including equity swaps and futures, to economically hedge the exposures related to its employee compensation obligations. The derivatives are linked to the total return on certain broad equity market indices or the total return on the company’s common stock. They are recorded at fair value with gains or losses reported in SG&A expense in the Consolidated Statement of Earnings.

otHeR DeRiVatiVes

The company holds warrants in connection with certain investments that are deemed derivatives because they contain net share or net cash settlement provisions. The company records the changes in the fair value of these warrants in Other (income) and expense in the Consolidated Statement of Earnings.

The company is exposed to a potential loss if a client fails to pay amounts due under contractual terms (“credit risk”). In 2003, the company began utilizing credit default swaps to economically hedge certain credit exposures. These derivatives have terms of two years or less. The swaps are recorded at fair value with gains and losses reported in Other (income) and expense in the Consolidated Statement of Earnings.

To economically hedge its foreign exchange exposure not covered by any of the above programs, the company also uses certain forward and option contracts that are not designated in accounting hedging relationships. These derivatives are recorded at fair value with gains and losses reported in Other (income) and expense in the Consolidated Statement of Earnings.

The following tables summarize the net fair value of the company’s derivative and other risk management instruments at December 31, 2006 and 2005 (included in the Consolidated Statement of Financial Position).

RISK MANAGEMENT PROGRAM

(Dollars in millions)

	hedge designation
				net		non-hedge/
at deceMber 31, 2006	Fair value		cash Flow	investMent		other
Derivatives—net asset/(liability):
Debt risk management	$(139)		$110	$—		$(96)
Long-term investments in foreign subsidiaries (“net investments”)	—		—	(165)		—
Anticipated royalties and cost transactions	—		(84)	—		—
Anticipated commodity purchase transactions	—		(2)	—		—
Subsidiary cash and foreign currency asset/liability management	—		—	—		(14)
Equity risk management	—		—	—		40
Other derivatives	—		—	—		10
Total derivatives	(139	)(a)	24 (b)	(165	)(c)	(60	)(d)
Debt:
Long-term investments in foreign subsidiaries (“net investments”)	—		—	(2,529	)(e)	—
Total	$(139)		$24	$(2,694)		$(60)

(a)     Comprises assets of $1 million and liabilities of $140 million.

(b)    Comprises assets of $293 million and liabilities of $269 million.

(c)     Comprises assets of $42 million and liabilities of $207 million.

(d)    Comprises assets of $74 million and liabilities of $134 million.

(e)     Represents foreign currency denominated debt formally designated as a hedge of net investment.

(Dollars in millions)

	hedge designation
					net		non-hedge/
at deceMber 31, 2005	Fair value		cash Flow		investMent		other
Derivatives—net asset/(liability):
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

accuMulateD DeRiVatiVe gains oR losses

At December 31, 2006, in connection with its cash flow hedges of anticipated royalties, and cost and commodity purchase transactions, the company recorded losses of $49 million, net of tax, in Accumulated gains and (losses) not affecting retained earnings. This amount is expected to be reclassified to net income within the next year, providing an offsetting economic impact against the underlying anticipated transactions. At December 31, 2006, losses of approximately $55 million, net of tax, were recorded in Accumulated gains and (losses) not affecting retained earnings in connection with cash flow hedges of the company’s borrowings. Of this amount $10 million is expected to be reclassified to net income within the next year providing an offsetting economic impact against the underlying transactions.

The following table summarizes activity in the Accumulated gains and (losses) not affecting retained earnings section of the Consolidated Statement of Stockholders’ Equity related to all derivatives classified as cash flow hedges:

(Dollars in millions, net of tax)

DEBIT/(CREDIT)
December 31, 2003	$454
Net losses reclassified into earnings from equity during 2004	(463)
Changes in fair value of derivatives in 2004	662
December 31, 2004	653
Net losses reclassified into earnings from equity during 2005	(104)
Changes in fair value of derivatives in 2005	(787)
December 31, 2005	(238)
Net gains reclassified into earnings from equity during 2006	205
Changes in fair value of derivatives in 2006	138
December 31, 2006	$104

For the years ending December 31, 2006, 2005 and 2004, there were no significant gains or losses recognized in earnings representing hedge ineffectiveness or excluded from the assessment of hedge effectiveness (for fair value hedges and cash flow hedges), or associated with an underlying exposure that did not or was not expected to occur (for cash flow hedges); nor are there any anticipated in the normal course of business.

Consolidated statements	56
Notes	62
A-G	62
H-M	80
H. Investments and Sundry assets	80
I. Intangible Assets Including Goodwill	80
J. Securitization of Receivables	81
K. Borrowings	81
L. Derivatives and Hedging Transactions	83
M. Other Liabilities	87
N-S	88
T-X	96

M. otHeR liabilities

(Dollars in millions)

at deceMber 31:	2006	2005
Deferred income*	$2,502	$2,437
Deferred taxes	665	1,616
Executive compensation accruals	942	1,023
Restructuring actions	640	733
Workforce reductions	435	434
Disability benefits	626	420
Derivatives liabilities	235	314
Non-current warranty accruals	176	255
Environmental accruals	221	226
Other	861	836
Total	$7,304	$8,294

*            Deferred income amounts are primarily related to hardware and software long-term maintenance agreements. Also see note A,” Significant Accounting Policies,” on pages 62 to 71 for additional information.

In response to changing business needs, the company periodically takes workforce reduction actions to improve productivity, cost competitiveness and to rebalance skills. The non-current contractually obligated future payments associated with these activities are reflected in the Workforce reductions caption in the previous table.

In addition, the company executed certain special actions as follows: (1) the second quarter of 2005 (discussed in note R, “2005 Actions,” on pages 93 and 94), (2) the second quarter of 2002 associated with the Microelectronics Division and rebalancing of both the company’s workforce and leased space resources, (3) the fourth quarter of 2002 associated with the acquisition of the PricewaterhouseCoopers consulting business, (4) the 2002 actions associated with the HDD business for reductions in workforce, manufacturing capacity and space, (5) the actions taken in 1999, and (6) the actions that took place prior to 1994.

The following table provides a roll forward of the current and non-current liabilities associated with these special actions. The current liabilities presented in the table are included in Other accrued expenses and liabilities in the Consolidated Statement of Financial Position.

(Dollars in millions)

	liabilitY			liAbility
	as oF		other	As of
	dec. 31, 2005	PaYMents	adJustMents*	Dec. 31, 2006
Current:
Workforce	$461	$(366)	$67	$163
Space	62	(91)	117	88
Other	6	—	—	6
Total Current	$529	$(457)	$184	$257
Non-current:
Workforce	$497	$—	$34	$531
Space	236	—	(127)	109
Total Non-current	$733	$—	$(93)	$640

*            The Other Adjustments column in the table above principally includes the reclassification of non-current to current and foreign currency translation adjustments. In addition, during the year ended December 31, 2006, net adjustments were recorded to decrease previously recorded liabilities for changes in the estimated cost of employee terminations and vacant space for the 2002 actions ($25 million), the second-quarter 2005 actions ($35 million), offset by increases for the actions taken prior to 1994 ($13 million). Of the $47 million of net reductions recorded during the year ended December 31, 2006, $18 million ($7 million when offset by $11 million in accretion expense) was included in SG&A expense and $11 million ($7 million when offset by $4 million in accretion expense) was recorded in Other (income) and expense.

The workforce accruals primarily relate to the company’s Global Services business. The remaining liability relates to terminated employees who are no longer working for the company who were granted annual payments to supplement their incomes in certain countries. Depending on the individual country’s legal requirements, these required payments will continue until the former employee begins receiving pension benefits or dies. Included in the December 31, 2006 workforce accruals above is $46 million associated with the HDD divestiture discussed in note A, “Significant Accounting Policies,” on page 62. The space accruals are for ongoing obligations to pay rent for vacant space that could not be sublet or space that was sublet at rates lower than the committed lease arrangement. The length of these obligations varies by lease with the longest extending through 2016. Other accruals are primarily the remaining liabilities (other than workforce or space) associated with the HDD divestiture.

The company employs extensive internal environmental protection programs that primarily are preventive in nature. The company also participates in environmental assessments and cleanups at a number of locations, including operating facilities, previously owned facilities and Superfund sites. The company’s maximum exposure for all environmental liabilities cannot be estimated and no amounts have been recorded for non-ARO environmental liabilities that are not probable or estimable. The total amounts accrued for non-ARO environmental liabilities, including amounts classified as current in the Consolidated Statement of Financial Position, that do not reflect actual or anticipated insurance recoveries, were $252 million and $254 million at December 31, 2006 and 2005, respectively. Estimated environmental costs are not expected to materially affect the consolidated financial position or consolidated results of the company’s operations in future periods. However, estimates of future costs are subject to change due to protracted cleanup periods and changing environmental remediation regulations.

n. stocKHolDeRs’ eQuitY actiVitY

The authorized capital stock of IBM consists of 4,687,500,000 shares of common stock, $.20 par value, of which 1,506,482,612 shares were outstanding at December 31, 2006 and 150,000,000 shares of preferred stock, $.01 par value, none of which were outstanding at December 31, 2006.

stocK RepuRcHases

From time to time, the board of Directors authorizes the company to repurchase IBM common stock. The company repurchased 97,564,462 common shares at a cost of $8,022 million, 90,237,800 common shares at a cost of $7,671 million and 78,562,974 common shares at a cost of $7,275 million in 2006, 2005 and 2004, respectively. The company issued 3,489,803 treasury shares in 2006, 2,594,786 treasury shares in 2005 and 2,840,648 treasury shares in 2004, as a result of exercises of stock options by employees of certain recently acquired businesses and by non-U.S. employees. At December 31, 2006, $4,993 million of Board authorized repurchases was still available. The company plans to purchase shares on the open market or in private transactions from time to time, depending on market conditions. In connection with the issuance of stock as part of the company’s stock-based compensation plans, 633,769 common shares at a cost of $52 million, 606,697 common shares at a cost of $52 million and 422,338 common shares at a cost of $38 million in 2006, 2005 and 2004, respectively, were remitted by employees to the company in order to satisfy minimum statutory tax withholding requirements. Such amounts are included in the Treasury stock balance in the Consolidated Statement of Financial Position and the Consolidated Statement of Stockholders’ Equity.

accuMulateD gains anD (losses) not affecting RetaineD eaRnings (net of taX)

(Dollars in millions)

			retireMent-related beneFit Plans*
	net			Prior service	net	accuMulated
	unrealized	Foreign	MiniMuM	costs, net gains/	unrealized	gains/(losses)
	gains/(losses)	currencY	Pension	(losses)and	gains on	not aFFecting
	on cash Flow	translation	liabilitY	transition assets/	Marketable	retained
	hedge derivatives	adJustMents**	adJustMents*	(obligations)*	securities	earnings
December 31, 2004	$(653)	$3,061	$(4,519)	$—	$50	$(2,061)
Change for period	891	(1,153)	290	—	17	45
December 31, 2005	238	1,908	(4,229)	—	67	(2,016)
Change for period	(342)	1,020	1,881	—	53	2,613
Adoption of SFAS No. 158	—	—	2,348	(11,846)	—	(9,498)
December 31, 2006	$(104)	$2,929	$—	$(11,846)	$119	$(8,901)

*            2006 activity relates to adoption of SFAS No. 158, see note V, “Retirement-Related Benefits,” on pages 100 to 111 for additional information.

**     Foreign currency translation adjustments are presented gross with associated hedges shown net of tax.

net cHange in unRealizeD gains on MaRKetable secuRities (net of taX)

(Dollars in millions)

FOR THE PERIOD ENDED DECEMBER 31:	2006		2005
Net unrealized gains arising during the period	$77		$64
Less: Net gains included in net income for the period	24	*	47	*
Net change in unrealized gains on marketable securities	$53		$17

*            Includes write downs of $2.9 million and $0.6 million in 2006 and 2005, respectively.

Consolidated statements	56
Notes	62
A-G	62
H-M	80
N-S	88
N. Stockholders’ equity activity	88
O. Contingencies and Commitments	89
P. Taxes	92
Q. Research, Development and engineering	93
R. 2005 actions	93
S. Earnings Per Share of Common Stock	95
T-X	96

O. CONTINGENCIES AND COMMITMENTS

CONTINGENCIES

The company is involved in a variety of claims, suits, investigations and proceedings that arise from time to time in the ordinary course of its business, including actions with respect to contracts, intellectual property, product liability, employment, benefits, securities and environmental matters. These actions may be commenced by a number of different constituents, including competitors, partners, clients, current or former employees, government and regulatory agencies, stockholders and representatives of the locations in which the company does business. The following is a discussion of some of the more significant legal matters involving the company.

Plaintiffs filed a class-action lawsuit against the company and its pension plan in 1999 in the U.S. District Court for the Southern District of Illinois, Cooper et al. v. The IBM Personal Pension Plan and IBM Corporation. The District Court held on July 31, 2003 that the company’s pension plan violated the age discrimination provisions of the Employee Retirement Income Security Act of 1974 (ERISA). IBM and plaintiffs subsequently entered into a settlement agreement that was approved by the District Court on August 16, 2005. The agreement provides for plaintiffs to receive incremental pension benefits and for the payment of costs and attorneys fees. This agreement, together with a previous settlement of a claim referred to as the partial plan termination claim, resulted in the company taking a one-time charge of $320 million in the third quarter of 2004.

This agreement terminated the litigation on all claims except for two claims associated with IBM’s cash balance formula. The agreement permitted the company to appeal the District Court’s ruling in favor of plaintiffs on these two claims and stipulated that if the company did not prevail on appeal of the two claims, the agreed remedy, including costs and attorneys fees, would be increased by up to $1.4 billion—$780 million for an age discrimination claim with respect to the company’s cash balance formula and $620 million for the claim with respect to the “always cash balance” method used to establish opening account balances during the 1999 pension plan conversion. On August 7, 2006, the Court of Appeals for the Seventh Circuit ruled in favor of IBM on both claims. The Court of Appeals found that neither IBM’s cash balance formula, nor the “always cash balance” method by which opening account balances were established during the 1999 conversion, violated ERISA’s age discrimination provision. On September 1, 2006, the Court of Appeals denied plaintiffs’ petition for a rehearing or rehearing en banc. On January 16, 2007, the U.S. Supreme Court denied plaintiffs’ petition for certiorari. The decision by the U.S. Supreme Court ends the appeals process.

The company is a defendant in an action filed on March 6, 2003 in state court in Salt Lake City, Utah by The SCO Group. The company removed the case to Federal Court in Utah. Plaintiff is an alleged successor in interest to some of AT&T’s Unix IP rights, and alleges copyright infringement, unfair competition, interference with contract and breach of contract with regard to the company’s distribution of AIX and Dynix and contribution of code to Linux. The company has asserted counterclaims, including breach of contract, violation of the Lanham Act, unfair competition, intentional torts,  unfair and deceptive trade practices, breach of the General Public License that governs open source distributions, promissory estoppel and copyright infringement. In October 2005, the company withdrew its patent counterclaims in an effort to simplify and focus the issues in the case and to expedite their resolution. Each of the parties has filed motions for summary judgment; hearings on the motions are scheduled for March 2007. A trial date has not been set.

In May 2005, the Louisiana Supreme Court denied the company’s motion to review and reverse a Louisiana state court’s certification of a nationwide class in a case filed against the company in 1995. The class consists of certain former employees who left the company in 1992, and their spouses. They claim damages based on the company’s termination of an education assistance program. On April 4, 2006, the trial court denied the company’s motion for summary judgment. On October 27, 2006, the Louisiana Supreme Court denied IBM’s writ seeking an appeal of the trial court’s decision to deny summary judgment. At present, trial briefs are due in April 2007. No date has been set for trial.

On June 2, 2003, the company announced that it received notice of a formal, nonpublic investigation by the Securities and Exchange Commission (SEC). The SEC sought information relating to revenue recognition in 2000 and 2001 primarily concerning certain types of client transactions. The company believes that the investigation arises from a separate investigation by the SEC of Dollar General Corporation, a client of the company’s Retail Stores Solutions unit, which markets and sells point-of-sale products.

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

On June 27, 2005, the company announced that it had received a request to voluntarily comply with an informal investigation by the staff of the SEC concerning the company’s disclosures relating to the company’s first-quarter 2005 earnings and expensing of equity compensation. On January 12, 2006, the company announced that it received notice of a formal, nonpublic investigation by the SEC of this matter. The company has been cooperating with the SEC, and will continue to do so. The SEC has informed the company that the investigation should not be construed as an indication that any violations of law have occurred.

In July 2005, two lawsuits were filed in the United States District Court for the Southern District of New York related to the company’s disclosures concerning first-quarter 2005 earnings and the expensing of equity compensation. One lawsuit named as defendants IBM and IBM’s Senior Vice President and Chief Financial Officer. The other lawsuit named as defendants IBM, IBM’s Senior Vice President and Chief Financial Officer and IBM’s Chairman and Chief Executive Officer. Both complaints alleged that defendants made certain misrepresentations in violation of Section 10(b) and 20(a) of the Securities Exchange Act of 1934 and Rule 10b-5 promulgated thereunder. On September 6, 2005, counsel in one of these lawsuits filed a motion seeking to have the lawsuits consolidated, and for the appointment of lead plaintiff and lead counsel. Pursuant to an Order from the Court dated March 28, 2006, the two lawsuits were consolidated into a single action captioned “In re. International Business Machines Corp. Securities Litigation.” Pursuant to a schedule set by the Court, Plaintiffs served on the company an Amended Consolidated Complaint on May 19, 2006. IBM filed a Motion to Dismiss the Amended Consolidated Complaint on June 23, 2006. Plaintiffs filed their response to IBM’s Motion on July 21, 2006; and IBM filed its final brief in support of its Motion on August 2, 2006. On September 20, 2006, the Court denied IBM’s Motion to Dismiss. On January 16, 2007, Plaintiffs filed a motion for class certification. IBM filed its response on January 23, 2007 and the Plaintiffs’ reply is due to be filed in late February 2007.

In January 2004, the Seoul District Prosecutors Office in South Korea announced it had brought criminal bid-rigging charges against several companies, including IBM Korea and LG IBM (a joint venture between IBM Korea and LG Electronics, which has since been dissolved, effective January, 2005) and had also charged employees of some of those entities with, among other things, bribery of certain officials of government-controlled entities in Korea and bid rigging. IBM Korea and LG IBM cooperated fully with authorities in these matters. A number of individuals, including former IBM Korea and LG IBM employees, were subsequently found guilty and sentenced. IBM Korea and LG IBM were also required to pay fines. Debarment orders were imposed at different times, covering a period of no more than a year from the date of issuance, which barred IBM Korea from doing business directly with certain government-controlled entities in Korea. All debarment orders have since expired and when they were in force did not prohibit IBM Korea from selling products and services to business partners who sold to government-controlled entities in Korea. In addition, the U.S. Department of Justice and the SEC have both contacted the company in connection with this matter.

On January 24, 2006, a putative class action lawsuit was filed against IBM in federal court in San Francisco on behalf of technical support workers whose primary responsibilities are or were to install and maintain computer software and hardware. The complaint was subsequently amended on March 13, 2006. The First Amended Complaint, among other things, adds four additional named plaintiffs and modifies the definition of the workers purportedly included in the class. The suit, Rosenburg, et. al., v. IBM, alleges the company failed to pay overtime wages pursuant to the Fair Labor Standards Act and state law, and asserts violations of various state wage requirements, including recordkeeping and meal-break provisions. The suit also asserts certain violations of ERISA. Relief sought includes back wages, corresponding 401(k) and pension plan credits, interest and attorneys’ fees. On January 11, 2007, the District Court granted preliminary approval to a class-wide settlement whereby IBM will place into a fund $65 million, plus certain interest accruing between December 1, 2006 until such time as the fund is transferred to the claims administrator, to pay claims asserted by class members, Plaintiffs’ attorneys’ fees and administrative costs. Individual payments will be based on factors, including the class member’s state of employment, time worked in the relevant job position and base salary. The District Court is scheduled to have a hearing to finally approve the settlement in July 2007. The charge associated with this settlement was consistent with a provision previously established by the company.

On October 23, 2006, the company filed two lawsuits against Amazon.com, Inc. (Amazon), in the United States District Court for the Eastern District of Texas, one in the Lufkin Division and one in the Tyler Division. The Lufkin suit alleges that Amazon has unlawfully infringed three IBM patents. The Tyler suit alleges that Amazon has unlawfully infringed two IBM patents. The Lufkin Division patents cover methods for storing data, presenting applications and presenting advertising on a computer network. The Tyler Division patents cover an electronic catalog requisition system and related information retrieval and ordering methods and a computer-implemented hypertext system and method for operating a computer-implemented object-oriented hypertext system. Each suit seeks, among other things, compensatory damages and injunctive relief. On December 14, 2006, Amazon answered, counterclaimed in each suit and sought to transfer the Lufkin suit to consolidate it with Tyler suit. IBM filed its opposition to the transfer motion on January 2, 2007 and answered the counterclaims in both suits on January 8. On January 16, 2007, the Lufkin court denied Amazon’s transfer motion. The courts have issued scheduling orders in both suits. The Lufkin action has been set for trial on April 14, 2008 and the Tyler action on October 13, 2008.

On November 29, 2006, the company filed a lawsuit against Platform Solutions, Inc. (PSI) in the United States District Court for the Southern District of New York. IBM asserted claims for patent infringement and breach of contract in connection with PSI’s development and marketing

Consolidated Statements	56
Notes	62
A-G	62
H-M	80
N-S	88
N. Stockholders’ equity activity	88
O. Contingencies and commitments	89
P. Taxes	92
Q. Research, development and engineering	93
R. 2005 actions	93
S. Earnings per share of common stock	95
T-X	96

of a computer system that PSI says is compatible with IBM’s S/390 and System z architectures. IBM also sought a declaratory judgment that its refusal to license its patents to PSI and certain of its software for use on PSI systems does not violate the antitrust laws. IBM seeks damages and injunctive relief. On January 19, 2007, PSI answered the complaint and asserted counterclaims against IBM for alleged monopolization and attempted monopolization, tying, violations of New York and California statutes proscribing unfair competition, tortious interference with the acquisition of PSI by a third party and promissory estoppel. PSI also sought declaratory judgments of noninfringement of IBM’s patents and patent invalidity. The court has not yet set a trial date.

In October 2003, a purported collective action lawsuit was filed against IBM in the United States District Court for the Northern District of California by ten former IBM employees alleging, on behalf of themselves and allegedly similarly situated former employees, that the company engaged in a pattern and practice of discriminating against employees on the basis of age when it terminated employees in connection with reductions in force. Initially, the District Court dismissed the lawsuit on the basis of release agreements signed by all the plaintiffs. On appeal, the Ninth Circuit reversed the trial court’s finding that the release barred these claims, and in January 2007 after denial of IBM’s petition for rehearing, the matter was returned to the trial court for further proceedings.

The company is party to, or otherwise involved in, proceedings brought by U.S. federal or state environmental agencies under the Comprehensive Environmental Response, Compensation and Liability Act (CERCLA), known as “Superfund,” or laws similar to CERCLA. Such statutes require potentially responsible parties to participate in remediation activities regardless of fault or ownership of sites. The company is also conducting environmental investigations or remediations at or in the vicinity of several current or former operating sites pursuant to permits, administrative orders or agreements with state environmental agencies, and is involved in lawsuits and claims concerning certain current or former operating sites.

The company is also subject to ongoing tax examinations and governmental assessments in various jurisdictions. Similar to many other U.S. companies doing business in Brazil, the company is involved in various challenges with Brazilian authorities regarding non-income tax assessments and non-income tax litigation matters. These matters principally relate to claims for taxes on the importation of computer software. The total amounts related to these matters are approximately $1.5 billion, including amounts currently in litigation and other amounts. The company believes it will prevail on these matters and that these amounts are not meaningful indicators of liability.

In accordance with SFAS No. 5, “Accounting for Contingencies,” (SFAS No. 5), the company records a provision with respect to a claim, suit, investigation or proceeding when it is probable that a liability has been incurred and the amount of the loss can be reasonably estimated. Any provisions are reviewed at least quarterly and are adjusted to reflect the impact and status of settlements, rulings, advice of counsel and other information pertinent to a particular matter. Any recorded liabilities for the above items, including any changes to such liabilities for the year ended December 31, 2006, were not material to the Consolidated Financial Statements. Based on its experience, the company believes that the damage amounts claimed in the matters referred to above are not a meaningful indicator of the potential liability. Claims, suits, investigations and proceedings are inherently uncertain and it is not possible to predict the ultimate outcome of the matters previously discussed. While the company will continue to defend itself vigorously in all such matters, it is possible that the company’s business, financial condition, results of operations or cash flows could be affected in any particular period by the resolution of one or more of these matters.

Whether any losses, damages or remedies finally determined in any such claim, suit, investigation or proceeding could reasonably have a material effect on the company’s business, financial condition, results of operations or cash flow will depend on a number of variables, including the timing and amount of such losses or damages; the structure and type of any such remedies; the significance of the impact any such losses, damages or remedies may have on the company’s Consolidated Financial Statements; and the unique facts and circumstances of the particular matter which may give rise to additional factors.

COMMITMENTS

The company’s extended lines of credit to third-party entities include unused amounts of $2,895 million and $3,019 million at December 31, 2006 and 2005, respectively. A portion of these amounts was available to the company’s business partners to support their working capital needs. In addition, the company has committed to provide future financing to its clients in connection with client purchase agreements for approximately $2,496 million and $2,155 million at December 31, 2006 and 2005, respectively. The change over the prior year is due to increased signings of long-term IT infrastructure arrangements in which financing is committed by the company to fund a client’s future purchases from the company.

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

The company is a party to a variety of agreements pursuant to which it may be obligated to indemnify the other party with respect to certain matters. Typically, these obligations arise in the context of contracts entered into by the company, under which the company customarily agrees to hold the other party harmless against losses arising from a breach of representations and covenants related to such matters as title to assets sold, certain IP rights, specified environmental matters, third-party performance of non-financial contractual obligations and certain income taxes. In each of these circumstances, payment by the company is conditioned on the other party making a claim pursuant to the procedures specified in the particular contract, which procedures typically allow the company to challenge the other party’s claims. Further, the company’s obligations under these agreements may be limited in terms of time and/or amount, and in some instances, the company may have recourse against third parties for certain payments made by the company.

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

In addition, the company guarantees certain loans and financial commitments. The maximum potential future payment under these financial guarantees was $32 million and $39 million at December 31, 2006 and 2005, respectively. The fair value of the guarantees recognized in the company’s Consolidated Statement of Financial Position is not material.

P. TAXES

(Dollars in millions)

FOR THE YEAR ENDED DECEMBER 31:	2006	2005	2004
Income from continuing operations before income taxes:
U.S. operations	$7,277	$7,450	$4,400
Non-U.S. operations	6,040	4,776	6,269
Total income from continuing operations before income taxes	$13,317	$12,226	$10,669

The continuing operations provision for income taxes by geographic operations is as follows:

(Dollars in millions)

For the Year ended December 31:	2006	2005	2004
U.S. operations	$2,413	$2,988	$1,492
Non-U.S. operations	1,488	1,244	1,680
Total continuing operations provision for income taxes	$3,901	$4,232	$3,172

The components of the continuing operations provision for income taxes by taxing jurisdiction are as follows:

(Dollars in millions)

For the Year ended December 31:	2006	2005	2004
U.S. federal:
Current	$602	$521	$(681	)*
Deferred	1,326	1,811	1,668	*
	1,928	2,332	987
U.S. state and local:
Current	11	80	36
Deferred	198	183	79
	209	263	115
Non-U.S:
Current	1,564	1,446	2,023
Deferred	200	191	47
	1,764	1,637	2,070
Total continuing operations provision for income taxes	3,901	4,232	3,172
Provision for social security, real estate, personal property and other taxes	3,461	3,501	3,449
Total taxes included in income from continuing operations	$7,362	$7,733	$6,621

*    Included in the U.S. federal current and deferred tax provisions are a benefit of $848 million and a charge of $848 million, respectively, due to a 2004 Internal Revenue Service (IRS) settlement.

A reconciliation of the statutory U.S. federal tax rate to the company’s continuing operations effective tax rate is as follows:

For the Year ended December 31:	2006	2005	2004
Statutory rate	35%	35%	35%
Foreign tax differential	(5)	(5)	(5)
State and local	1	1	1
“Act” repatriation	—	4	—
Other	(2)	—	(1)
Effective rate	29%	35%	30%

The effect of tax law changes on deferred tax assets and liabilities did not have a material impact on the company’s effective tax rate.

The significant components of deferred tax assets and liabilities that are recorded in the Consolidated Statement of Financial Position were as follows:

Consolidated Statements	56
Notes	62
A-G	62
H-M	80
N-S	88
N. Stockholders’ Equity Activity	88
O. Contingencies and Commitments	89
P. Taxes	92
Q. Research, Development and Engineering	93
R. 2005 Actions	93
S. Earnings Per Share of Common Stock	95
T-X	96

DEFERRED TAX ASSETS

(Dollars in millions)

AT DECEMBER 31:	2006	2005*
Stock-based and other compensation	$3,147	$3,022
Retirement-related benefits	3,002	3,039
Capitalized research and development	1,355	1,728
Bad debt, inventory and warranty reserves	724	937
Deferred income	506	611
Foreign tax loss carry forwards	390	355
Domestic tax loss carry forwards	299	126
Capital loss carry forwards	131	220
Alternate minimum tax credits	—	214
Other	1,802	1,945
Gross deferred tax assets	11,356	12,197
Less: valuation allowance	510	562
Net deferred tax assets	$10,846	$11,635

*    Reclassified to conform with 2006 presentation.

DEFERRED TAX LIABILITIES

(Dollars in millions)

AT DECEMBER 31:	2006	2005
Retirement-related benefits	$2,906	$7,267
Leases	1,385	964
Software development costs	505	348
Other	1,340	1,502
Gross deferred tax liabilities	$6,136	$10,081

The valuation allowance at December 31, 2006, principally applies to certain foreign, state and local and capital loss carry forwards that, in the opinion of management, are more likely than not to expire unutilized. However, to the extent that tax benefits related to these carry forwards are realized in the future, the reduction in the valuation allowance will reduce income tax expense.

In December 2006, the company and the IRS reached resolution of the company’s U.S. income tax audit for 2001 through 2003. The settlement of this audit resulted in a decrease in the 2006 effective tax rate of 3 points due to the release of previously recorded tax reserves. The company also expects to receive an immaterial tax refund for these years.

In the fourth quarter of 2006, as a continuation of its global strategy, the company aligned, through an intercompany transfer, certain non-U.S. intellectual property rights with existing non-U.S. rights currently owned by one of the company’s non-U.S. manufacturing subsidiaries. This transfer resulted in a one-time increase in the 2006 effective tax rate of 4 points.

For income tax return purposes, the company has foreign, domestic and capital loss carryforwards, the tax effect of which is $820 million. Substantially all of these carryforwards are available for at least two years or are available for 10 years or more.

With limited exception, the company is no longer subject to U.S. federal, state and local or non-U.S. income tax audits by taxing authorities for years through 2000. The years subsequent to 2000 contain matters that could be subject to differing interpretations of applicable tax laws and regulations as it relates to the amount and/or timing of income, deductions and tax credits. Although the outcome of tax audits is always uncertain, the company believes that adequate amounts of tax and interest have been provided for any adjustments that are expected to result for these years.

The company has not provided deferred taxes on $14.2 billion of undistributed earnings of non-U.S. subsidiaries at December 31, 2006, as it is the company’s policy to indefinitely reinvest these earnings in non-U.S. operations. However, the company periodically repatriates a portion of these earnings to the extent that it does not incur an additional U.S. tax liability. Quantification of the deferred tax liability, if any, associated with indefinitely reinvested earnings is not practicable.

For additional information on the trends related to the company’s ongoing effective tax rate, as well as the company’s cash tax rate, refer to the “Looking Forward” section of the Management Discussion on page 43.

Q. RESEARCH, DEVELOPMENT AND ENGINEERING

RD&E expense was $6,107 million in 2006, $5,842 million in 2005 and $5,874 million in 2004.

The company incurred expense of $5,682 million in 2006, $5,379 million in 2005 and $5,339 million in 2004 for scientific research and the application of scientific advances to the development of new and improved products and their uses, as well as services and their application. Of these amounts, software-related expense was $2,842 million, $2,689 million and $2,626 million in 2006, 2005 and 2004, respectively. Included in the expense was a charge of $7 million and $1 million in 2006 and 2005, respectively, for acquired in-process R&D.

Expense for product-related engineering was $425 million, $463 million and $535 million in 2006, 2005 and 2004, respectively.

R. 2005 actions

In May 2005, management announced its plans to implement a series of restructuring actions designed to improve the company’s efficiencies, strengthen its client-facing operations and capture opportunities in high-growth markets. The company’s actions primarily included voluntary and involuntary workforce reductions, with the majority impacting the Global Services segments, primarily in Europe, as well as costs incurred in connection with the vacating of leased facilities. These actions were in addition to the company’s ongoing workforce reduction and rebalancing activities that occur each quarter. The total charges expected to be incurred in connection with all second-quarter 2005 initiatives is approximately $1,757 million ($1,747 million of which has been recorded cumulatively through December 31, 2006). Approximately $1,625 million of the total charges require cash payments, of which approximately $1,368 million have been made as of December 31, 2006 and $92 million are expected to be made over the next 12 months.

Total pre-tax restructuring activity was as follows:

(Dollars in millions)

	PRE-TAX
	CHARGES			LIABILITY			LIABILITY
	RECORDED			RECORDED IN			AS OF
	IN SECOND		ASSET	THE SECOND			DEC. 31,
	QTR. 2005		IMPAIRMENTS	QTR. 2005	PAYMENTS	OTHER**	2005
Workforce reductions	$1,574		$—	$1,574	$(1,013)	$(107)	$454
Vacant space	141		—	141	(53)	(5)	83
Asset impairments	95		95	—	—	—	—
Total restructuring activity for second-quarter 2005 actions	$1,810	*	$95	$1,715	$(1,066)	$(112)	$537	+

*    $1.6 billion recorded in SG&A expense and $0.2 billion recorded in Other (income) and expense in the Consolidated Statement of Earnings.

**  Consists of foreign currency translation adjustments ($38 million), net balance sheet reclassifications ($41 million) and reversals of previously recorded liabilities ($34 million) for changes in the estimated cost of employee terminations and vacant space, offset by approximately $1 million of accretion expense. The reversals were recorded primarily in SG&A expense.

+    $391 million recorded as a current liability in Accounts payable and accruals and $146 million as a non-current liability in Other liabilities in the Consolidated Statement of Financial Position.

(Dollars in millions)

	LIABILITY			LIABILITY
	AS OF			AS OF
	DEC. 31,			DEC. 31,
	2005	PAYMENTS	OTHER*	2006
Workforce reductions	$454	$(264)	$10	$199
Vacant space	83	(37)	1	47
Total restructuring activity for second-quarter 2005 actions	$537	$(302)	$11	$247	**

*    Consists of foreign currency translation adjustments ($37 million), net balance sheet reclassifications ($2 million), accretion expense ($7 million) and reversals of previous recorded liabilities ($35 million) for changes in the estimated cost of employee terminations and vacant space. These reversals, net of accretion expense, were primarily recorded in SG&A.

**  $92 million recorded as a current liability in Accounts payable and accruals and $155 million as a non-current liability in Other liabilities in the Consolidated Statement of Financial Position.

Charges incurred for the workforce reductions consisted of severance/termination benefits for approximately 16,000 employees (14,500 of which were for the incremental second-quarter 2005 actions). All separations were substantially completed by March 31, 2006. The non-current portion of the liability associated with the workforce reductions relates to terminated employees who were granted annual payments to supplement their income in certain countries. Depending on individual country legal requirements, these required payments will continue until the former employee begins receiving pension benefits or is deceased. Cash payments made through December 31, 2006 associated with the workforce reductions were $1,277 million.

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

These restructuring activities had the following effect on the company’s reportable segments:

(Dollars in millions)

	TOTAL PRE-TAX	CUMULATIVE
	CHARGES	PRE-TAX CHARGES
	EXPECTED	RECORDED FOR
	TO BE	2ND-QTR. 2005
AT DECEMBER 31:	INCURRED	INITIATIVES*
Global Technology Services	$718	$713
Global Business Services	442	441
Systems and Technology Group	132	132
Software	98	97
Global Financing	16	16
Total reportable segments	1,405	1,399
Unallocated corporate amounts	352	348
Total	$1,757	$1,747

*    Includes $35 million and $34 million for reversals of previously recorded charges for the years ended December 31, 2006 and 2005, respectively, due to changes in the estimated cost of employee terminations and vacant space. These adjustments were pre-dominantly recorded in SG&A expense in the Consolidated Statement of Earnings.

Consolidated Statements	56
Notes	62
A-G	62
H-M	80
N-S	88
N. Stockholders’ Equity Activity	88
O. Contingencies and Commitments	89
P. Taxes	92
Q. Research, Development and Engineering	93
R. 2005 Actions	93
S. Earnings Per Share of Common Stock	95
T-X	96

S. EARNINGS PER SHARE OF COMMON STOCK

The following table presents the computation of basic and diluted earnings per share of common stock:

For the Year ended December 31:	2006	2005*	2004
Weighted-average number of shares on which earnings per share calculations are based:
Basic	1,530,806,987	1,600,591,264	1,674,959,086
Add—incremental shares under stock compensation plans	18,074,331	21,757,121	26,905,053
Add—incremental shares associated with convertible notes	3,273,706	3,791,228	4,273,541
Add—incremental shares associated with contingently issuable shares	1,380,360	1,493,049	1,094,028
Assuming dilution	1,553,535,384	1,627,632,662	1,707,231,708

(Dollars in millions except per share amounts)

Basic:
Income from continuing operations	$9,416	$7,994	$7,497
Income/(loss) from discontinued operations	76	(24)	(18)
Cumulative effect of change in accounting principle**	—	(36)	—
Net income from total operations on which basic earnings per share is calculated	$9,492	$7,934	$7,479
Assuming dilution:
Income from continuing operations	$9,416	$7,994	$7,497
Net loss applicable to contingently issuable shares liability	—	(2)	—
Income/(loss) from discontinued operations	76	(24)	(18)
Cumulative effect of change in accounting principle**	—	(36)	—
Net income from total operations on which diluted earnings per share is calculated	$9,492	$7,932	$7,479
Earnings/(loss) per share of common stock:
Assuming dilution:
Continuing operations	$6.06	$4.91	$4.39
Discontinued operations	0.05	(0.01)	(0.01)
Before cumulative effect of change in accounting principle	6.11	4.90	4.38
Cumulative effect of change in accounting principle**	—	(0.02)	—
Total	$6.11	$4.87	$4.38
Basic:
Continuing operations	$6.15	$4.99	$4.48
Discontinued operations	0.05	(0.02)	(0.01)
Before cumulative effect of change in accounting principle	6.20	4.98	4.47
Cumulative effect of change in accounting principle**	—	(0.02)	—
Total	$6.20	$4.96	$4.47

*    Reclassified to conform with 2006 presentation.

**  Reflects implementation of FASB Interpretation No. 47. See note B, “Accounting Changes,” on page 72 for additional information.

Weighted-average stock options to purchase 157,942,283 common shares in 2006, 165,615,293 common shares in 2005 and 133,220,730 common shares in 2004 were outstanding, but were not included in the computation of diluted earnings per share because the exercise price of the options was greater than the average market price of the common shares for the full year and, therefore, the effect would have been antidilutive.

T. RENTAL EXPENSE AND LEASE COMMITMENTS

Rental expense from continuing operations, including amounts charged to inventories and fixed assets, and excluding amounts previously reserved, was $1,263 million in 2006, $1,345 million in 2005 and $1,442 million in 2004. Rental expense in agreements with rent holidays and scheduled rent increases is recorded on a straight-line basis over the lease term. Contingent rentals are included in the determination of rental expense as accruable. The table below depicts gross minimum rental commitments from continuing operations under noncancelable leases, amounts related to vacant space associated with infrastructure reductions and restructuring actions taken through 1993, and in 1999, 2002 and 2005 (previously reserved), sublease income commitments and capital lease commitments. These amounts reflect activities primarily related to office space, as well as manufacturing facilities.

(Dollars in millions)

	2007	2008	2009	2010	2011	BEYOND 2011
Operating lease commitments:
Gross minimum rental commitments (including Vacant space below)	$1,302	$1,100	$906	$696	$486	$855
Vacant space	94	48	29	21	18	11
Sublease income commitments	(87)	(64)	(43)	(33)	(18)	(16)
Capital lease commitments	83	76	71	78	15	39

U. STOCK-BASED COMPENSATION

Effective January 1, 2005, the company adopted the fair value recognition provisions for stock-based awards granted to employees using the modified retrospective application method provided by SFAS No. 123(R), “Share-Based Payment” (SFAS No. 123(R)). Stock-based compensation cost is measured at grant date, based on the fair value of the award, and is recognized as expense over the employee requisite service period. See note A, “Significant Accounting Policies” on page 68 for additional information.

The following table represents total stock-based compensation expense included in the Consolidated Statement of Earnings:

(Dollars in millions)

For the Year ended December 31:	2006	2005	2004
Cost	$216	$330	$463
Selling, general and administrative*	541	606	914
Research, development and engineering	89	107	201
Other (income) and expense**	—	(8)	—
Pre-tax stock-based compensation expense	846	1,035	1,578
Income tax benefits	(305)	(349)	(498)
Total stock-based compensation expense	$541	$686	$1,080

*    Includes $7 million of credits recorded during the year ended December 31, 2005, as a result of awards forfeited in connection with the company’s second-quarter 2005 workforce resource actions.

**  Reflects the one-time effects on stock-based compensation expense as a result of the divestiture of the Personal Computing business.

Total unrecognized compensation costs related to non-vested awards at December 31, 2006 and 2005 were $1,238 million and $1,512 million, respectively, and are expected to be recognized over a weighted-average period of approximately two years.

There were no significant capitalized stock-based compensation costs at December 31, 2006, 2005 and 2004.

Consolidated Statements	56
Notes	62
A-G	62
H-M	80
N-S	88
T-X	96
T. Rental Expense and Lease Commitments	96
U. Stock-Based Compensation	96
V. Retirement-Related Benefits	100
W. Segment Information	111
X. Subsequent Events	115

INCENTIVE AWARDS

Stock-based incentive awards are provided to employees under the terms of the company’s plans (the “plans”). The Plans are administered by the Executive Compensation and Management Resources Committee of the Board of Directors (the “Committee”). Awards under the Plans principally include at-the-money stock options, premium-priced stock options, restricted stock units, performance stock units, stock appreciation rights or any combination thereof. The nonmanagement members of the IBM Board of Directors also received stock options under a director stock option plan through December 31, 2006. The director stock option plan was terminated effective January 1, 2007.

The amount of shares originally authorized to be issued under the company’s existing Plans was 274.1 million at December 31, 2006 and 2005. In addition, certain incentive awards granted under previous plans, if and when those awards were canceled, could be reissued under the company’s existing Plans. As such, 45.9 million and 44.7 million additional awards are considered authorized to be issued under the company’s existing Plans as of December 31, 2006 and 2005, respectively. There were 51.6 million and 66.2 million option awards outstanding (which were included in the total options outstanding at December 31, 2006 and 2005, respectively) under previous plans that, if and when cancelled, would increase the number of authorized shares. There were 131.8 million and 127.4 million unused shares available to be granted under the Plans as of December 31, 2006 and 2005, respectively.

Under the company’s long-standing practices and policies, all stock option awards are approved prior to or on the date of grant. The exercise price of at-the-money stock options is the average of the high and low market price on the date of grant or, in the case of premium-priced stock options, 10 percent above such average. The options approval process specifies the individual receiving the grant, the number of options or the value of the award, the exercise price or formula for determining the exercise price and the date of grant. All option awards for senior management are approved by the Committee. All option awards for employees other than senior management are approved by senior management pursuant to a series of delegations that were approved by the Committee, and the grants made pursuant to these delegations are reviewed periodically with the Committee. Options that are awarded as part of annual total compensation for senior management and other employees are made on specific cycle dates scheduled in advance. With respect to option awards given in connection with promotions or new hires, the company’s policy requires approval of such awards prior to the grant date, which is typically the date of the promotion or the date of hire. The exercise price of these options is the average of the high and low market price on the date of grant in the case of at-the-money stock options or, in the case of premium-priced stock options, 10 percent above such average.

Stock Options

Stock options are awards which allow the employee to purchase shares of the company’s stock at a fixed price. Stock options are granted at an exercise price equal to or greater than the company stock price on the date of grant. These awards, which generally vest 25 percent per year, are fully vested four years from the date of grant and have a contractual term of 10 years. In 2004, the company implemented a new stock-based program for its senior executives, designed to drive improved performance and increase the ownership executives have in the company. Under this program, the company’s top executives receive stock options priced at a 10 percent premium to the average market price of IBM stock on the grant date. In addition, these executives have the opportunity to receive at-the-money stock options by agreeing to defer a certain percentage of their annual incentive compensation into IBM equity, where it is held for three years or until retirement. In 2005, this program was expanded to cover all executives of the company. Options under this program become fully vested three years from the date of grant and have a contractual term of 10 years. The plan element permitting deferral of annual incentive compensation into IBM equity and receiving at-the-money stock options was terminated at December 31, 2006.

The company estimates the fair value of stock options using the Black-Scholes valuation model, consistent with the provisions of SFAS No. 123(R) and SAB No. 107. Key inputs and assumptions used to estimate the fair value of stock options include the grant price of the award, the expected option term, volatility of the company’s stock, the risk-free rate and the company’s dividend yield. Estimates of fair value are not intended to predict actual future events or the value ultimately realized by employees who receive equity awards, and subsequent events are not indicative of the reasonableness of the original estimates of fair value made by the company.

The fair value of each stock option grant was estimated at the date of grant using a Black-Scholes option pricing model. The following table presents the weighted-average assumptions used in the valuation and the resulting weighted-average fair value per option granted:

For the Year ended December 31:	2006	2005	2004
Option term (years)*	5	5	5
Volatility**	26.2%	34.7%	37.8%
Risk-free interest rate (zero coupon U.S. treasury note)	4.9%	4.0%	3.5%
Dividend yield	1.3%	0.9%	0.8%
Weighted-average fair value per option granted	$23	$29	$34

*    The Option term is the number of years that the company estimates, based upon history, that options will be outstanding prior to exercise or forfeiture.

**  The company’s estimates of expected volatility are principally based on daily price changes of the company’s stock over the expected option term, as well as the additional requirements included in the provisions of SFAS No. 123( R) and the guidance provided by SAB No. 107.

The following table summarizes option activity under the Plans during the years ended December 31, 2006, 2005 and 2004:

	2006		2005		2004
	WTD. AVG. EXERCISE PRICE	NO. OF SHARES UNDER OPTION	WTD. AVG. EXERCISE PRICE	NO. OF SHARES UNDER OPTION	WTD. AVG. EXERCISE PRICE	NO. OF SHARES UNDER OPTION
Balance at January 1	$91	236,070,040	$89	249,347,906	$86	244,966,052
Options granted	85	2,013,623	100	13,016,765	97	26,537,055
Options exercised	53	(21,685,948)	47	(11,690,186)	47	(14,035,038)
Options canceled/expired	100	(8,734,492)	97	(14,604,445)	93	(8,120,163)
Balance at December 31	$95	207,663,223	$91	236,070,040	$89	249,347,906
Exercisable at December 31	$95	177,318,905	$92	176,962,180	$89	159,607,886

During the years ended December 31, 2006, 2005 and 2004, the company granted approximately 0.5 million, 12.5 million and 5.0 million stock options, respectively, with exercise prices greater than the stock price at the date of grant. These stock options had weighted-average exercise prices of $91, $100 and $106 for the years ended December 31, 2006, 2005 and 2004, respectively, and are included in the table above.

The shares under option at December 31, 2006 were in the following exercise price ranges:

	OPTIONS OUTSTANDING
EXERCISE PRICE RANGE	WTD. AVG. EXERCISE PRICE	NUMBER OF SHARES UNDER OPTION	AGGREGATE INTRINSIC VALUE	WTD. AVG. REMAINING CONTRACTUAL LIFE (IN YEARS)
$34-$60	$51	19,647,646	$915,580,749	2
$61-$85	78	45,044,045	877,175,067	6
$86-$105	98	78,802,714	150,501,582	6
$106 and over	116	64,168,818	—	4
	$95	207,663,223	$1,943,257,398	5

	OPTIONS EXERCISABLE
EXERCISE PRICE RANGE	WTD. AVG. EXERCISE PRICE	NUMBER OF SHARES UNDER OPTION	AGGREGATE INTRINSIC VALUE	WTD. AVG. REMAINING CONTRACTUAL LIFE (IN YEARS)
$34-$60	$51	19,647,646	$915,580,749	2
$61-$85	77	35,981,052	735,466,736	6
$86-$105	98	59,477,967	118,167,463	5
$106 and over	117	62,212,240	—	4
	$95	177,318,905	$1,769,214,948	4

Consolidated Statements	56
Notes	62
A-G	62
H-M	80
N-S	88
TX	96
T. Rental Expense and Lease Commitments	96
U. Stock-Based Compensation	96
V. Retirement-Related Benefits	100
W. Segment Information	111
X. Subsequent Events	115

In connection with various acquisition transactions, there were an additional 3.2 million options outstanding at December 31, 2006, as a result of the company’s assumption of options granted by the acquired entities. The weighted-average exercise price of these options was $77 per share.

Exercises of Employee Stock Options

The total intrinsic value of options exercised during the years ended December 31, 2006, 2005 and 2004 was $727 million, $470 million and $651 million, respectively. The total cash received from employees as a result of employee stock option exercises for the years ended December 31, 2006, 2005 and 2004 was approximately $1,149 million, $550 million and $661 million, respectively. In connection with these exercises, the tax benefits realized by the company for the years ended December 31, 2006, 2005 and 2004 were $242 million, $148 million and $225 million, respectively.

The company settles employee stock option exercises primarily with newly issued common shares and, occasionally, with treasury shares. Total treasury shares held at December 31, 2006 and 2005 were approximately 502 million and 407 million shares, respectively.

Stock Awards

In addition to stock options, the company grants its employees stock awards. These awards are made in the form of Restricted Stock Units (RSUs) or Performance Stock Units (PSUs). RSUs are stock awards granted to employees that entitle the holder to shares of common stock as the award vests, typically over a two- to five-year period. The fair value of the awards is determined and fixed on the grant date based on the company’s stock price. During the year ended December 31, 2006, the company modified its equity compensation plans to increase awards of RSUs compared to stock options. RSUs awarded during the years ended December 31, 2005 and 2004 were not material when compared to the value of stock options awarded during the respective years.

The following table summarizes RSU activity under the Plans during the year ended December 31, 2006:

	WTD. AVG.	NUMBER
	GRANT PRICE	OF UNITS
Balance at January 1	$83	6,813,698
RSUs granted	85	4,831,227
RSUs released	76	(1,037,927)
RSUs canceled/forfeited	85	(389,740)
Balance at December 31	$84	10,217,258

The remaining weighted-average contractual term of RSUs at December 31, 2006 is the same as the period over which the remaining cost of the awards will be recognized, which is approximately three years. The fair value of RSUs granted during the year ended December 31, 2006 was $410 million. The total fair value of RSUs vested and released during the year ended December 31, 2006 was $79 million. As of December 31, 2006, there was $501 million of unrecognized compensation cost related to nonvested RSUs. The company received no cash from employees as a result of employee vesting and release of RSUs for the year ended December 31, 2006. In connection with employee vesting and release of RSUs, the tax benefit realized by the company for the year ended December 31, 2006 was $59 million.

PSUs are stock awards where the number of shares ultimately received by the employee depends on the company’s performance against specified targets and typically vest over a three-year period. The fair value of each PSU is determined on the date of grant, based on the company’s stock price, and assumes that performance targets will be achieved. Over the performance period, the number of shares of stock that will be issued is adjusted upward or downward based upon the probability of achievement of performance targets. The ultimate number of shares issued and the related compensation cost recognized as expense will be based on a comparison of the final performance metrics to the specified targets. The fair value of PSUs granted during the year ended December 31, 2006 was $104 million. Total fair value of PSUs vested and released during the year ended December 31, 2006 was $67 million.

IBM EMPLOYEES STOCK PURCHASE PLAN

The company maintains an Employees Stock purchase plan (ESPP). The ESPP enables eligible participants to purchase full or fractional shares of IBM common stock through payroll deductions of up to 10 percent of eligible compensation. Eligible compensation includes any compensation received by the employee during the year. The ESPP provides for offering periods during which shares may be purchased and continues as long as shares remain available under the ESPP, unless terminated earlier at the discretion of the Board of Directors. Individual ESPP participants are restricted from purchasing more than $25,000 of common stock in one calendar year or 1,000 shares in an offering period.

Prior to April 1, 2005, the ESPP was considered compensatory under the provisions of SFAS No. 123(R). The share price paid by an employee prior to April 1, 2005 was the lesser of 85 percent of the average market price on the first business day of each offering period or 85 percent of the average market price on the last business day of each pay period. Effective April 1, 2005, the company modified the terms of the plan whereas eligible participants may purchase full or fractional shares of IBM common stock under the ESPP at a five percent discount off the average market price on the day of the purchase. In accordance with the provisions of SFAS No. 123(R), effective April 1, 2005, the ESPP is not considered compensatory.

Employees purchased 5.8 million, 6.7 million and 11.6 million shares under the ESPP during the years ended December 31, 2006, 2005 and 2004, respectively. Cash dividends declared and paid by the company on its common stock also include cash dividends on the company stock purchased through the ESPP. Dividends are paid on full and fractional shares and can be reinvested in the ESPP. The company stock purchased through the ESPP is considered outstanding and is included in the weighted-average outstanding shares for purposes of computing basic and diluted earnings per share.

Approximately 20.3 million, 26.2 million and 32.8 million shares were available for purchase under the ESPP at December 31, 2006, 2005 and 2004, respectively.

V. RETIREMENT-RELATED BENEFITS

DESCRIPTION OF PLANS

IBM sponsors defined benefit pension plans and defined contribution plans that cover substantially all regular employees, a supplemental retention plan that covers certain U.S. executives and nonpension postretirement benefit plans primarily consisting of retiree medical and dental benefits for eligible retirees and dependents. These benefits form an important part of the company’s total compensation and benefits program that is designed to attract and retain highly skilled and talented employees.

U.S. Plans

DEFINED BENEFIT PENSION PLAN

IBM Personal Pension Plan

IBM provides U.S. regular, full-time and part-time employees hired prior to January 1, 2005 with noncontributory defined benefit pension benefits via the IBM Personal Pension Plan (PPP). The PPP consists of a tax-qualified (qualified) plan and a non-tax qualified (non-qualified) plan. The qualified plan is funded by company contributions to an irrevocable trust fund, which is held for the sole benefit of participants and beneficiaries. The non-qualified plan, which is unfunded, provides benefits in excess of IRS limitations for qualified plans.

Benefits provided to the PPP participants are calculated using benefit formulas that vary based on the participant. Pension benefits are calculated using one of two methods based upon specified criteria used to determine each participant’s eligibility. The first method uses a five-year, final pay formula that determines benefits based on salary, years of service, mortality and other participant-specific factors. The second method is a cash balance formula that calculates benefits using a percentage of employees’ annual salary, as well as an interest crediting rate.

In December 2005, the company approved an amendment to the PPP, which provides that no further benefits under the PPP will accrue for active participants after December 31, 2007.

U.S. Supplemental Retention Plan

The company also sponsors a non-qualified U.S. Supplemental Retention Plan (SRP). The SRP, which is unfunded, provides benefits to eligible U.S. executives based on average earnings, years of service and age at termination of employment. Effective July 1, 1999, the company replaced the then-effective SRP with the current SRP. Some participants in the previous SRP will still be eligible for benefits under that prior plan if those benefits are greater than the benefits provided under the current plan.

In December 2005, the company approved an amendment to the SRP, which provides that no further benefits will accrue for active participants after December 31, 2007.

DEFINED CONTRIBUTION PLANS

IBM Savings Plan

U.S. regular, full-time and part-time employees are eligible to participate in the IBM Savings Plan, which is a qualified defined contribution plan under section 401(k) of the Internal Revenue Code. For participants hired prior to January 1, 2005, the company matches 50 percent of their contributions up to the first 6 percent of eligible compensation. For participants hired or rehired on or after January 1, 2005, who have completed one year of service, the company matches 100 percent of their contributions up to the first 6 percent of eligible compensation. These participants participate in the 401(k) Pension Plan offered through the IBM Savings Plan. The company’s matching contributions vest immediately and participants are always fully vested in their own contributions. All contributions, including the company match, are made in cash, in accordance with the participants’ investment elections. There are no minimum amounts that must be invested in company stock, and there are no restrictions on transferring amounts out of the company stock to another investment choice.

In January 2006, the company announced its intention to amend the plan effective January 1, 2008. The announced change will consist of two components: an automatic contribution for all eligible U.S. employees and an increase in the amount of company matching contribution for all eligible U.S. employees hired on or before December 31, 2004.

Consolidated Statements	56
Notes	62
A-G	62
H-M	80
N-S	88
T-X	96
T. Rental expense and Lease Commitments	96
U. Stock-Based Compensation	96
V. Retirement-Related Benefits	100
W. Segment Information	111
X. Subsequent Events	115

IBM Executive Deferred Compensation Plan

The company also maintains an unfunded, non-qualified, defined contribution plan, the IBM Executive Deferred Compensation Plan (EDCP), which allows eligible executives to defer compensation and to receive company matching contributions under the applicable IBM Savings Plan formula (depending on the date of hire, as described earlier), with respect to amounts in excess of IRS limits for qualified plans. Amounts contributed to the plan as a result of deferred compensation, as well as company matching contributions, are recorded as liabilities. Deferred compensation amounts may be directed by participants into an account that replicates the return that would have been received had the amounts been invested in similar IBM Savings Plan investment options. The company matching contributions are directed to participant accounts and change in value each reporting period based on changes in the company’s stock price.

NONPENSION POSTRETIREMENT BENEFIT PLANS

U.S. Nonpension Postretirement Plan

The company sponsors a defined benefit nonpension postretirement benefit plan that provides medical and dental benefits to eligible U.S. retirees and eligible dependents, as well as life insurance for eligible U.S. retirees. Effective July 1, 1999, the company established a Future Health Account (FHA) for employees who were more than five years away from retirement eligibility. Employees who were within five years of retirement eligibility are covered under the company’s prior retiree health benefits arrangements. Under either the FHA or the prior retiree health benefit arrangements, there is a maximum cost to the company for retiree health benefits. For employees who retired before January 1, 1992, that maximum became effective in 2001. For all other employees, the maximum is effective upon retirement.

Effective January 1, 2004, the company amended its nonpension postretirement benefit plan to provide that new hires, as of that date or later, will no longer be eligible for company subsidized benefits.

Non-U.S. Plans

Most subsidiaries and branches outside the United States sponsor defined benefit and/or defined contribution plans that cover substantially all regular employees. The company deposits funds under various fiduciary-type arrangements, purchases annuities under group contracts or provides reserves for these plans. Benefits under the defined benefit plans are typically based either on years of service and the employee’s compensation (generally during a fixed number of years immediately before retirement) or on annual credits. The range of assumptions that are used for the non-U.S. defined benefit plans reflects the different economic environments within various countries.

In addition, certain of the company’s non-U.S. subsidiaries sponsor defined benefit nonpension postretirement benefit plans that provide medical and dental benefits for eligible non-U.S. retirees and eligible dependents, as well as life insurance for certain eligible non-U.S. retirees. However, most of the retirees outside the United States are covered by local government sponsored and administered programs.

IMPLEMENTATION OF SFAS NO. 158

As highlighted in note B, “Accounting Changes” on page 71, effective December 31, 2006, the company adopted the provisions of SFAS No. 158. In note A, “Significant Accounting Policies” on pages 67 and 68, the requirements of SFAS No. 158 are discussed in detail. SFAS No. 158 requires the recognition of the funded status of each defined benefit pension plan and nonpension postretirement benefit plan on the company’s balance sheet. Each overfunded plan is recognized as an asset and each underfunded plan (or unfunded) is recognized as a liability. The initial impact of SFAS No. 158 due to previously unrecognized actuarial gains and losses and prior service costs or credits, as well as subsequent changes in the funded status, is recognized as a component of Accumulated gains and losses not affecting retained earnings (net of tax) in Stockholders’ equity. The following table presents the incremental effect of applying SFAS No. 158 on the Consolidated Statement of Financial Position:

(Dollars in millions)

	BEFORE		AFTER
	APPLICATION		APPLICATION
AT DECEMBER 31, 2006	OF SFAS NO. 158	ADJUSTMENTS*	OF SFAS NO. 158
Prepaid pension assets	$24,003	$(13,374)	$10,629
Investments and sundry assets(deferred taxes)	$4,245	$4,136	$8,381
Total Assets	$112,473	$(9,240)	$103,234
Current liabilities, Compensation and benefits	$3,605	$990	$4,595
Non-current liabilities, Retirement and nonpension postretirement obligations	$12,888	$665	$13,553
Other liabilities (deferred taxes)	$8,701	$(1,397)	$7,304
Total Liabilities	$74,470	$258	$74,728
Accumulated gains and (losses) not affecting retained earnings, net of tax	$597	$(9,498)	$(8,901)
Total Stockholders’ equity	$38,004	$(9,498)	$28,506

*    Adjustments are primarily comprised of previously unrecognized gains/(losses), prior service costs/(credits) and transition assets/(obligations).

At December 31, 2006, the company recorded prior service costs, net gains/(losses) and transition assets/(obligations) in the Stockholders’ equity section of the Consolidated Statement of Financial Position, net of tax, of $871 million, $(10,371) million and $2 million, respectively.

In addition, the minimum pension liability of $2,348 million was eliminated upon the adoption of SFAS No. 158.

PLAN FINANCIAL INFORMATION

Summary of Financial Information

The following table presents a summary of the total retirement-related benefits net periodic cost/(income) recorded in the Consolidated Statement of Earnings:

(Dollars in millions)

	U.S. PLANS			NON-U.S. PLANS			TOTAL
FOR THE YEAR ENDED DECEMBER 31:	2006	2005	2004	2006	2005	2004	2006	2005	2004
Significant defined benefit pension plans*	$456	$381	$30	$639	$729	$65	$1,095	$1,110	$95
Other defined benefit pension plans**	93	125	110	85	136	187	178	261	297
SRP	20	9	22	—	—	—	20	9	22
Total defined benefit pension plans cost	$569	$515	$162	$724	$865	$252	$1,293	$1,380	$414
IBM Savings Plan and Non-U.S .Plans	$358	$331	$329	$377	$337	$320	$735	$668	$649
Executive Deferred Compensation Plan	11	10	9	—	—	—	11	10	9
Total defined contribution plans cost	$370	$341	$338	$377	$337	$320	$747	$678	$658
Non pension post retirement benefit plans cost	$335	$332	$327	$53	$47	$45	$388	$379	$372
Total retirement-related benefits net periodic cost	$1,274	$1,188	$827	$1,154	$1,249	$617	$2,428	$2,437	$1,444

*    Significant defined benefit pension plans consist of the qualified portion of the PPP in the U.S. and the material non-U.S. Plans. See page 103 for a list of significant plans.

**  Other defined benefit pension plans consist of the non-qualified portion of the PPP in the U.S. and the non-material non-U.S. Plans.

The following table presents a summary of the total projected benefit obligation, fair value of plan assets and the associated funded status recorded in the Consolidated Statement of Financial Position:

(Dollars in millions)

	PROJECTED BENEFIT		FAIR VALUE		FUNDED		NET AMOUNT
	OBLIGATION		OF PLAN ASSETS		STATUS		RECOGNIZED**
AT DECEMBER 31:	2006	2005+	2006	2005+	2006	2005	2005
U.S. Plans:
Overfunded plans:
Qualified portion of the PPP	$46,498	$46,405	$52,913	$48,542	$6,415	$2,137	$13,876
Underfunded plans:
Non-qualified portion of the PPP	$1,123	$1,135	$—	$—	$(1,123)	$(1,135)	$(1,090)
Supplemental Retention Plan	217	204	—	—	(217)	(204)	(207)
Nonpension Postretirement Benefit Plan	5,773	5,892	47	66	(5,726)	(5,826)	(5,095)
Total underfunded U.S. Plans	$7,113	$7,231	$47	$66	$(7,066)	$(7,165)	$(6,392)
Non-U.S. Plans*:
Overfunded plans:
Qualified defined benefit pension plans	$25,613	$11,626	$29,766	$13,908	$4,153	$2,282	$6,458
Underfunded plans:
Qualified defined benefit pension plans	$9,076	$20,740	$7,866	$17,241	$(1,210)	$(3,499)	$(2,334)
Non-qualified defined benefit pension plans	4,765	4,277	—	—	(4,765)	(4,277)	(4,099)
Nonpension postretirement benefit plans	637	585	—	—	(637)	(585)	(344)
Total underfunded non-U.S. plans	$14,478	$25,602	$7,866	$17,241	$(6,612)	$(8,361)	$(6,777)
Total overfunded plans	$72,111	$58,031	$82,679	$62,450	$10,568	$4,419	$20,334
Total underfunded plans*	$21,591	$32,833	$7,913	$17,307	$(13,678)	$(15,526)	$(13,169)

*    Excludes non-material non-U.S. defined benefit pension plans; see page 103 for a list of significant plans.

**  In 2005, the net amount recognized represented amounts recognized in the Consolidated Statement of Financial Position which included both the funded status as well as any previously deferred items. At December 31, 2006, in accordance with the provisions of SFAS No. 158, the amount recognized in the Consolidated Statement of Financial Position was equivalent to the funded status. In both years, the amounts recognized in the Consolidated Statement of Financial Position were recorded as follows: Asset amounts recorded as Prepaid pension assets; (Liability) amounts recorded as Compensation and benefits (current liability) and Retirement and nonpension postretirement benefit obligations (non-current liability).

+   Amounts have been reclassified to conform with 2006 presentation.

Defined Benefit Pension and Nonpension Post-Retirement Benefit Plan Financial Information

The following represents financial information for the company’s significant retirement-related benefit plans. The significant defined benefit pension plans consist of the qualified portion of the PPP in the U.S. and material non-U.S. pension plans, including plans in Germany, the United Kingdom, Japan, the Netherlands, Canada, Switzerland and Spain. In 2006, certain non-U.S. pension plans were no longer considered material and, accordingly, prior-year amounts presented have been reclassified to conform with current-year presentation. The significant nonpension postretirement benefit plans represents the U.S. nonpension postretirement benefit plan.

The following table presents the components of net periodic pension cost/(income) and net periodic postretirement benefit cost/(income) of the significant retirement-related benefit plans recognized in Consolidated Statement of Earnings:

(Dollars in millions)

	SIGNIFICANT DEFINED BENEFIT PENSION PLANS						NONPENSION POSTRETIREMENT BENEFIT PLANS
	U.S. PLAN			NON-U.S. PLANS			U.S. PLAN
FOR THE YEAR ENDED DECEMBER 31:	2006	2005	2004	2006	2005	2004	2006	2005	2004
Service cost	$769	$682	$652	$596	$694	$611	$62	$45	$40
Interest cost	2,454	2,463	2,453	1,585	1,635	1,618	306	324	337
Expected return on plan assets	(3,613)	(3,672)	(3,607)	(2,298)	(2,245)	(2,380)	—	—	—
Amortization of transition assets	—	—	(72)	(6)	(6)	(10)	—	—	—
Amortization of prior service costs/(credits)	61	61	61	(108)	8	5	(62)	(62)	(62)
Settlement of certain legal claims	—	—	320	—	—	—	—	—	—
Recognized actuarial losses	785	567	223	870	578	221	29	25	12
Plan amendments/curtailments/ settlements	—	280	—	—	65	—	—	—	—
Total net periodic cost	$456	$381	$30	$639	$729	$65	$335	$332	$327

The following table presents the changes in the pension benefit and postretirement nonpension benefit obligations (benefit obligations) and plan assets of the significant retirement-related benefit plans:

(Dollars in millions)

	SIGNIFICANT DEFINED BENEFIT PENSION PLANS				NONPENSION POSTRETIREMENT BENEFIT PLANS
	U.S. PLAN		NON-U.S. PLANS		U.S. PLAN
AT DECEMBER 31:	2006	2005	2006	2005	2006	2005
Change in benefit obligation:
Benefit obligation at beginning of year	$46,405	$44,637	$36,643	$38,694	$5,892	$5,894
Service cost	769	682	596	694	62	45
Interest cost	2,454	2,463	1,585	1,635	306	324
Plan participants’ contributions	—	—	57	55	—	—
Acquisitions/divestitures, net	—	57	10	(14)	—	(7)
Actuarial losses/(gains)	(283)	2,237	(600)	2,324	8	343
Benefits paid from trust	(2,847)	(2,896)	(1,454)	(1,427)	—	—
Direct benefit payments	—	—	(311)	(288)	(486)	(519)
Foreign exchange impact	—	—	3,616	(4,548)	—	—
Medicare subsidy	—	—	—	—	(9)	(188)
Plan amendments/curtailments/settlements	—	(775)	(688)	(482)	—	—
Benefit obligation at end of year	$46,498	$46,405	$39,454	$36,643	$5,773	$5,892
Change in plan assets:
Fair value of plan assets at beginning of year	$48,542	$44,845	$31,148	$30,736	$66	$50
Actual return on plan assets	7,218	4,880	3,016	4,984	3	1
Employer contributions	—	1,715	1,769	561	438	500
Acquisitions/divestitures, net	—	(2)	(78)	17	—	—
Plan participants’ contributions	—	—	57	55	185	171
Benefits paid from trust	(2,847)	(2,896)	(1,454)	(1,427)	(645)	(656)
Foreign exchange impact	—	—	3,174	(3,778)	—	—
Fair value of plan assets at end of year	$52,913	$48,542	$37,632	$31,148	$47	$66
Funded status at end of year	$6,415	$2,137	$(1,822)	$(5,495)	$(5,726)	$(5,826)
Unrecognized net actuarial losses	N/A	$11,617	N/A	$12,444	N/A	$970
Unrecognized prior service costs/(credits)	N/A	122	N/A	(705)	N/A	(239)
Unrecognized net transition assets/(obligations)	N/A	—	N/A	(9)	N/A	—
Net prepaid assets/(accrued benefit liabilities) recognized in the Consolidated Statement of Financial Position	N/A	$13,876	N/A	$6,235	N/A	$(5,095)
Accumulated benefit obligation	$46,421	$46,184	$38,088	$35,011	N/A	N/A

N/A—Not applicable. In accordance with the provisions of SFAS No. 158, the funded status was recognized in the Consolidated Statement of Financial Position and any unrecognized gains/(losses), prior service costs/(credits) and transition assets/(obligations) were recognized in the Consolidated Statement of Stockholders’ Equity at December 31, 2006. See note A, “Significant Accounting Policies” on pages 67 and 68 for further information.

Consolidated Statements	56
Notes	62
A-G	62
H-M	80
N-S	88
T-X	96
T. Rental Expense and Lease Commitments	96
U. Stock-Based Compensation	96
V. Retirement-Related Benefits	100
W. Segment Information	111
X. Subsequent Events	115

The following table presents the amounts recognized in the Consolidated Statement of Financial Position for the company’s significant retirement-related benefit plans:

(Dollars in millions)

			NONPENSION
	SIGNIFICANT DEFINED		POSTRETIREMENT
	BENEFIT PENSION PLANS		BENEFIT PLANS
AT DECEMBER 31, 2006:	U.S. PLAN	NON-U.S. PLANS	U.S. PLAN
Prepaid pension assets	$6,415	$4,153	$—
Current liabilities, Compensation and benefits	—	(269)	(487)
Non-current liabilities, Retirement and nonpension
postretirement benefit obligation	—	(5,706)	(5,239)
Funded status—net	$6,415	$(1,822)	$(5,726)

AT DECEMBER 31, 2005*:
Prepaid pension assets	$13,876	$6,458	$—
Intangible assets	—	38	—
Total prepaid pension assets	13,876	6,496	—
Non-current liabilities, Retirement and nonpension
postretirement benefit obligation	—	(6,433)	(5,095)
Accumulated losses not affecting retained earnings	—	4,081	—
Deferred tax assets (Investments and sundry assets)	—	2,091	—
Net amount recognized	$13,876	$6,235	$(5,095)

* Due to the adoption of SFAS No. 158, which was implemented at December 31, 2006, year-to-year comparibility is not practical.

The following table presents the pre-tax net loss, prior service costs/(credits) and transition assets/(obligations) recognized in Accumulated gains and (losses) not affecting retained earnings for the company’s significant retirement-related benefit plans:

(Dollars in millions)

			NONPENSION
	SIGNIFICANT DEFINED		POSTRETIREMENT
	BENEFIT PENSION PLANS		BENEFIT PLANS
AT DECEMBER 31, 2006:	U.S. PLAN	NON-U.S. PLANS	U.S. PLAN
Net loss	$6,944	$11,298	$935
Prior service costs/(credits)	61	(1,269)	(177)
Transition assets/(obligations)	—	(4)	—
Total recognized in Accumulated gains and (losses) not affecting retained earnings	$7,005	$10,025	$758

The following table presents the estimated net loss, estimated prior service costs/(credits) and estimated transition assets/(obligations) of the company’s significant retirement-related benefit plans that will be amortized from Accumulated gains and (losses) not affecting retained earnings into net periodic cost/(income) and recorded in the Consolidated Statement of Earnings in 2007:

(Dollars in millions)

			NONPENSION
	SIGNIFICANT DEFINED		POSTRETIREMENT
	BENEFIT PENSION PLANS		BENEFIT PLANS
	U.S. PLAN	NON-U.S. PLANS	U.S. PLAN
Net loss	$674	$910	$33
Prior service costs/(credits)	61	(124)	(62)
Transition assets/(obligations)	—	(1)	—

In 2006, the company redesigned certain non-U.S. defined benefit pension plans that resulted in a reduction to the PBO of $688 million and had no impact on the current-year net periodic cost/(income). The majority of the reduction was attributed to modified plans in the United Kingdom, Switzerland and the Netherlands. There were no significant amendments of the significant U.S. retirement-related benefit plans during the year ended December 31, 2006 that would have a material effect on the Consolidated Statement of Earnings.

In December 2005, the company approved amendments to the PPP and the SRP which provided that active participants will no longer accrue benefits under these plans after December 31, 2007. As a result of this action, the company recorded a curtailment charge of approximately $267 million in the Consolidated Statement of Earnings for the year ended December 31, 2005. In addition, the company recorded a reduction in the PBO balances of approximately $775 million and $13 million at December 31, 2005 for the PPP and the SRP, respectively.

In addition, in December 2005, the company amended the IBM Japan Pension Plan, which modified certain plan terms including a change in the method of calculating benefits for certain participants at December 31, 2005. This amendment did not impact the 2005 net periodic cost/(income), however, the amendment resulted in a $561 million reduction to the PBO as of December 31, 2005.

Assumptions Used to Determine Plan Financial Information

Underlying both the measurement of the PBO and net periodic cost/(income) are actuarial valuations. These valuations use participant- specific information such as salary, age and years of service, as well as certain assumptions, the most significant of which include estimates of discount rates, expected return on plan assets, rate of compensation increases, interest crediting rates and mortality rates. The company evaluates these assumptions, at a minimum, annually, and makes changes as necessary.

The following table presents the assumptions which can have a material impact on net periodic cost/(income) and the year-end benefit obligations for significant retirement-related benefit plans:

							NONPENSION POSTRETIREMENT
	SIGNIFICANT DEFINED BENEFIT PENSION PLANS						BENEFIT PLANS
	U.S. PLAN			NON-U.S. PLANS			U.S. PLAN
	2006	2005	2004	2006	2005*	2004	2006	2005	2004
Weighted-average assumptions used to determine net periodic cost/(income) for the year ended December 31:
Discount rate	5.50%	5.75%	6.00%	4.20%	4.70%	5.20%	5.50%	5.75%	6.00%
Expected long-term return on plan assets	8.00%	8.00%	8.00%	7.10%	7.10%	7.50%	N/A	N/A	N/A
Rate of compensation increase	4.00%	4.00%	4.00%	3.00%	3.00%	2.90%	N/A	N/A	N/A
Weighted-average assumptions used to determine benefit obligation at December 31:
Discount rate	5.75%	5.50%	5.75%	4.40%	4.20%	4.70%	5.75%	5.50%	5.75%
Rate of compensation increase	4.00%	4.00%	4.00%	2.90%	3.00%	3.10%	N/A	N/A	N/A

N/A —Not applicable

* Reclassified to conform with 2006 presentation.

Consolidated Statements	56
Notes	62
A-G	62
H-M	80
N-S	88
T-X	96
T. Rental Expense and Lease Commitments	96
U. Stock-Based Compensation	96
V. Retirement-Related Benefits	100
W. Segment Information	111
X. Subsequent Events	115

DISCOUNT RATE

The discount rate assumptions used for the retirement-related benefit plans accounting reflect the yields available on high-quality, fixed income debt instruments. For the U.S. discount rate assumptions, a portfolio of corporate bonds is constructed with maturities that match the expected timing of the benefit obligation payments. In the non-U.S., where markets for high-quality long-term bonds are not generally as well developed, long-term government bonds are used as a base, to which a credit spread is added to simulate corporate bond yields at these maturities in the jurisdiction of each plan, as the benchmark for developing the respective discount rates.

For the PPP, the changes in discount rate assumptions impacted both net periodic cost/(income) and the PBO. For purposes of measuring the net periodic cost/(income) for the years ended December 31, 2006, 2005 and 2004, the changes in discount rate assumptions resulted in an increase in net periodic cost/(income) of $94 million, $90 million and $197 million, respectively. For purposes of measuring the PBO, the changes in discount rate assumptions resulted in a decrease in the PBO of $1,240 million at December 31, 2006 and an increase in the PBO of $1,272 million at December 31, 2005.

For the significant non-U.S. defined benefit pension plans, the changes in discount rate assumptions at December 31, 2005 resulted in an increase in 2006 net periodic cost/(income) of $274 million. Changes in discount rate assumptions at December 31, 2004 had no material impact on 2005 net periodic cost/(income).

For the U.S. nonpension postretirement benefit plan, the changes in discount rate assumptions had no material impact on net periodic cost/(income) for the years ended December 31, 2006, 2005 and 2004 and on the benefit obligation at December 31, 2006 and 2005.

EXPECTED LONG-TERM RETURNS ON PLAN ASSETS

Expected long-term returns on plan assets take into account long-term expectations for future returns and investment strategy. These rates of return are developed by the company in conjunction with external advisors, are calculated using an arithmetic average and are tested for reasonableness against the historical return average by asset category, usually over a 10-year period. The use of expected long-term returns on plan assets may result in recognized pension income that is greater or less than the actual returns of those plan assets in any given year. Over time, however, the expected long-term returns are designed to approximate the actual long-term returns and therefore result in a pattern of income and expense recognition that more closely matches the pattern of the services provided by the employees. Differences between actual and expected returns are recognized over five years in the expected return on plan assets line in net periodic cost/(income) and also as a component of unrecognized gains/losses, which is recognized over the service lives of the employees in the plan, provided such amounts exceed thresholds which are based upon the obligation or the value of plan assets, as provided by accounting standards.

For the PPP, the expected long-term return on plan assets of 8.00 percent remained constant for the years ended December 31, 2006 and 2005 and, consequently, had no incremental impact on net periodic cost/(income).

For the material non-U.S. defined benefit pension plans, the changes in the expected long-term return on plan assets for the years ended December 31, 2006, 2005 and 2004 resulted in an increase in the net periodic cost/(income) of $18 million, $140 million and $54 million, respectively.

For the U.S. nonpension postretirement benefit plan, the company maintains a nominal, highly liquid trust fund balance to ensure payments are made timely. As a result, for the years ended December 31, 2006, 2005 and 2004, the expected long-term return on plan assets and the actual return on those assets were not material.

RATE OF COMPENSATION INCREASES AND MORTALITY RATE

The rate of compensation increases and mortality rates are also significant assumptions used in the actuarial model for pension accounting. The rate of compensation increases is determined by the company, based upon its long-term plans for such increases. Mortality rate assumptions are based on life expectancy and death rates for different types of participants. Mortality rates are periodically updated based on actual experience. Changes to defined benefit pension plans mortality rate assumptions increased 2006 net periodic pension cost/ (income) approximately $55 million and changes to the rate of compensation increases reduced 2006 net periodic pension cost/(income) approximately $32 million. Changes to the rate of compensation increases or to mortality rate assumptions had no material impact on the net periodic cost/(income) for the years ended December 31, 2005 and 2004 and on the benefit obligation at December 31, 2006 and 2005.

INTEREST CREDITING RATE

Benefits for certain participants in the PPP are calculated using a cash balance formula. An assumption underlying this formula is an interest crediting rate, which impacts both net periodic cost/(income) and the PBO. This assumption provides a basis for projecting the expected interest rate that participants will earn on the benefits that they are expected to receive in the following year and are based on the average from August to October of the one-year U.S. Treasury Constant Maturity yield plus one percent.

For the PPP, the change in the interest crediting rate to 5.0 percent for the year ended December 31, 2006 from 3.1 percent for the year ended December 31, 2005 resulted in an increase to net periodic cost/(income) of $170 million. The change in the interest crediting rate to 3.1 percent for the year ended December 31, 2005 from 2.3 percent for the year ended December 31, 2004 resulted in an increase to net periodic cost/(income) of $55 million. The change in the interest crediting rate to 2.3 percent for the year ended December 31, 2004 from 2.7 percent for the year ended December 31, 2003 resulted in a decrease to net periodic cost/(income) of $20 million.

HEALTHCARE COST TREND RATE

For nonpension postretirement benefit plan accounting, the company reviews external data and its own historical trends for healthcare costs to determine the healthcare cost trend rates. However, the healthcare cost trend rate has an insignificant effect on plan costs and obligations as a result of the terms of the plan which limit the company’s obligation to the participants. The company assumes that the healthcare cost trend rate for 2007 will be 8 percent. In addition, the company assumes that the same trend rate will decrease to 5 percent over the next four years. A one percentage point increase or decrease in the assumed healthcare cost trend rate would not have a material effect on net periodic cost/(income) or the benefit obligation as of December 31, 2006 and 2005.

Plan Assets

DEFINED BENEFIT PENSION PLANS

The company’s defined benefit pension plans’ asset allocations at December 31, 2006 and 2005 and target allocation for 2007, by asset category, are as follows:

U.S. Plans (Actual Allocations)

	PLAN ASSETS		2007
	AT DECEMBER 31:		TARGET
	2006	2005	ALLOCATION
Asset Category:
Equity securities*	63.9%	63.8%	59%
Debt securities	31.2	32.9	33
Real Estate	3.9	3.3	4
Other	1.0	—	4
Total	100.0%	100.0%	100%

* See the following discussion regarding certain private market assets, and future funding commitments thereof, that are not as liquid as the rest of the publicly traded securities.

Material Non-U.S. Plans (Weighted-Average)

	PLAN ASSETS		2007
	AT DECEMBER 31:		TARGET
	2006	2005*	ALLOCATION
Asset Category:
Equity securities	62.7%	61.9%	61%
Debt securities	34.8	36.1	37
Real estate	2.1	1.7	2
Other	0.4	0.3	—
Total	100.0%	100.0%	100%

* Reclassified to conform with 2006 presentation.

The investment objectives of the PPP portfolio (the Fund) are designed to generate returns that will enable the Fund to meet its future obligations. The precise amount for which these obligations will be settled depends on future events, including the retirement dates and life expectancy of the Plans’ participants and salary inflation. The obligations are estimated using actuarial assumptions, based on the current economic environment. The Fund’s investment strategy balances the requirement to generate returns, using potentially higher yielding assets such as equity securities, with the need to control risk in the Fund with less volatile assets, such as fixed-income securities. Risks include, among others, inflation, volatility in equity values and changes in interest rates that could cause the Plans to become under-funded, thereby increasing their dependence on contributions from the company. Within each asset class, careful consideration is given to balancing the portfolio among industry sectors, geographies, interest rate sensitivity, dependence on economic growth, currency and other factors that affect investment returns.

The assets are managed by professional investment firms, as well as by investment professionals who are employees of the company. They are bound by precise mandates and are measured against specific benchmarks. Among these managers, consideration is given, but not limited to, balancing security concentration, issuer concentration, investment style and reliance on particular active and passive investment strategies. Market liquidity risks are tightly controlled, with only a small percentage of the PPP portfolio invested in private market assets consisting of private equities and private real estate investments, which are less liquid than publicly traded securities. The PPP included private market assets comprising approximately 10.2 percent and 10.5 percent of total assets at December 31, 2006 and 2005, respectively. The target allocation for private market assets in 2007 is 10.2 percent. As of December 31, 2006, the Fund has $3,821 million in commitments for future private market investments to be made over a number of years. These commitments are expected to be funded from plan assets. Derivatives are primarily used to hedge currency, adjust portfolio duration and reduce specific market risks.

Consolidated Statements	56
Notes	62
A-G	62
H-M	80
N-S	88
T-X	96
T. Rental Expense and Lease Commitments	96
U. Stock-Based Compensation	96
V. Retirement-Related Benefits	100
W. Segment Information	111
X. Subsequent Events	115

Equity securities include IBM common stock in the amounts of $159 million (0.3 percent of total PPP plan assets) at December 31, 2006 and $139 million (0.3 percent of total PPP plan assets) at December 31, 2005.

Outside the U.S., the investment objectives are similar, subject to local regulations. In some countries, a higher percentage allocation to fixed income securities is required. In others, the responsibility for managing the investments typically lies with a board that may include up to 50 percent of members elected by employees and retirees. This can result in slight differences compared with the strategies described above. Generally, these non-U.S. funds do not invest in illiquid assets, such as private equities, and their use of derivatives is usually limited to currency hedging, adjusting portfolio durations and reducing specific market risks. There was no significant change in the investment strategies of these plans during either 2006 or 2005.

Expected Contributions

DEFINED BENEFIT PENSION PLANS

It is the company’s general practice to fund amounts for pensions sufficient to meet the minimum requirements set forth in applicable employee benefits laws and local tax laws. From time to time, the company contributes additional amounts as it deems appropriate.

The company contributed approximately $1,769 million and $561 million in cash to the material non-U.S. plans during the years ended December 31, 2006 and 2005, respectively. During the year ended December 31, 2005, the company contributed approximately $1,715 million in cash to the qualified portion of the PPP.

In 2007, the company is not legally required to make any contributions to the PPP. However, depending on market conditions, or other factors, the company may elect to make discretionary contributions to the qualified portion of the PPP during the year.

The Pension Protection Act of 2006 (the Act), enacted into law in 2006, is a comprehensive reform package that, among other provisions, increases pension funding requirements for certain U.S. defined benefit plans, provides guidelines for measuring pension plan assets and pension obligations for funding purposes and raises tax deduction limits for contributions to retirement-related benefit plans. The additional funding requirements by the Act apply to plan years beginning after December 31, 2007. The adoption of the Act is not expected to have a material effect on the company’s minimum mandatory contributions to its PPP.

In 2007, the company estimates contributions to its non-U.S. plans to be approximately $560 million, which will be mainly contributed to defined benefit pension plans in Germany, the Netherlands, Spain, Switzerland, Sweden and the United Kingdom. These 2007 contributions represent legally mandated minimum contributions to the company’s non-U.S. plans. The company could elect to contribute more than the legally mandated amount based on market conditions or other factors.

NONPENSION POSTRETIREMENT BENEFIT PLANS

The U.S. nonpension postretirement benefit plan is reviewed in order to determine the amount of company contributions, if any. In 2007, the company expects its contributions to the U.S. nonpension postretirement benefit plan will approximate the total expected benefit payments.

Expected Benefit Payments

DEFINED BENEFIT PENSION PLAN EXPECTED PAYMENTS

The following table presents the total expected benefit payments to defined benefit pension plan participants. These payments have been estimated based on the same assumptions used to measure the plans’ PBO at December 31, 2006 and include benefits attributable to estimated future compensation increases.

(Dollars in millions)

						TOTAL
	QUALIFIED		NON-QUALIFIED	QUALIFIED	NON-QUALIFIED	EXPECTED
	U.S. PLAN		U.S. PLAN	NON-U.S. PLANS	NON-U.S. PLANS	BENEFIT
	PAYMENTS		PAYMENTS	PAYMENTS	PAYMENTS	PAYMENTS
2007	$3,219	*	$78	$1,636	$310	$5,243
2008	3,050		80	1,684	312	5,126
2009	3,073		82	1,742	307	5,204
2010	3,126		85	1,780	308	5,299
2011	3,168		89	1,832	307	5,396
2012-2016	16,453		482	9,756	1,577	28,268

*      The 2007 total expected benefit payments to defined benefit pension plan participants of the qualified portion of the PPP include approximately $160 million of the $320 million related to the PPP lawsuit settlement; the remaining settlement amount will be spread over a 10-year period starting in 2007. See note O, “Contingencies and Commitments” on page 89 for further information.

The 2007 expected benefit payments to defined benefit pension plan participants not covered by the respective plan assets represent a component of Compensation and benefits, within Current liabilities, in the Consolidated Statement of Financial Position.

NONPENSION POSTRETIREMENT BENEFIT PLAN EXPECTED PAYMENTS

The following table reflects the total expected benefit payments to nonpension postretirement benefit plan participants, as well as the expected receipt of the company’s share of the Medicare subsidy described below. These payments have been estimated based on the same assumptions used to measure the company’s benefit obligation at year end.

(Dollars in millions)

		LESS: U.S. PLAN	TOTAL
		EXPECTED	EXPECTED
	U.S. PLAN	MEDICARE	BENEFIT
	PAYMENTS	SUBSIDY	PAYMENTS
2007	$518	$28	$490
2008	504	33	471
2009	492	37	455
2010	482	40	442
2011	473	42	431
2012-2016	2,276	—	2,276

The 2007 expected benefit payments to nonpension postretirement benefit plan participants not covered by the plan assets represent a component of Compensation and benefits, within Current liabilities, in the Consolidated Statement of Financial Position.

MEDICARE PRESCRIPTION DRUG ACT

In connection with the Medicare Prescription Drug Improvement and Modernization Act of 2003, the company is expected to receive a federal subsidy of approximately $340 million to subsidize the prescription drug coverage provided by the U.S. nonpension postretirement benefit plan over a period of approximately six years beginning in 2006. Approximately $204 million of the subsidy will be used by the company to reduce its obligation and expense related to the U.S. nonpension postretirement benefit plan. The company will contribute the remaining subsidy of $136 million to the plan in order to reduce contributions required by the participants. The company received $27 million of the subsidy during the year ended December 31, 2006, which was utilized to reduce the company contributions for prescription drug-related coverage.

In accordance with the provision of FASB Staff Position FSP FAS 106-2, “Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003,” the company has included the impact of its portion of the subsidy in the determination of APBO for the U.S. nonpension postretirement benefit plan for the years ended December 31, 2006 and 2005. The impact of the subsidy resulted in a reduction in the benefit obligation of approximately $154 million and $188 million, at December 31, 2006 and 2005, respectively, and a reduction of net periodic cost/(income) of $24 million for the year ended December 31, 2006 and there was no reduction for the year ended December 31, 2005.

OTHER PLAN INFORMATION

At December 31, 2005 the company elected not to fund certain of the company’s non-U.S. plans that had unfunded positions to the accumulated benefit obligation (ABO) level, which required the company to record a minimum pension liability. As of December 31, 2005, the company recorded a reduction in the minimum pension liability of $1,726 million and an increase to stockholders’ equity of $436 million. The differences between these amounts and the amounts included in the Consolidated Statement of Financial Position and Consolidated Statement of Stockholders’ Equity relate to the non-material plans. This accounting transaction did not impact 2005 net periodic cost/(income). The minimum pension liability at December 31, 2006 of $2,348 million was eliminated upon adoption of SFAS No. 158.

The table on page 111 presents information for significant pension plans with an ABO in excess of plan assets. For a more detailed presentation of the funded status of the company’s significant pension plans, see the table on page 102.

Consolidated Statements	56
Notes	62
A-G	62
H-M	80
N-S	88
T-X	96
T. Rental Expense and Lease Commitments	96
U. Stock-Based Compensation	96
V. Retirement-Related Benefits	100
W. Segment Information	111
X. Subsequent Events	115

(Dollars in millions)

	2006		2005
	BENEFIT		BENEFIT
AT DECEMBER 31:	OBLIGATION	PLAN ASSETS	OBLIGATION	PLAN ASSETS
Plans with PBO in excess of plan assets	$15,181	$7,866	$26,354	$17,241
Plans with ABO in excess of plan assets	14,027	7,093	24,986	17,241
Plans with assets in excess of PBO	72,111	82,679	58,031	62,450

W. SEGMENT INFORMATION

The company uses business insight and its broad range of IT capabilities to create client- and industry-specific information solutions. The company operates primarily in a single industry using several segments that create value by offering solutions that include, either singularly or in some combination, services, software, hardware and financing.

Organizationally, the company’s major operations comprise a Global Technology Services segment; a Global Business Services segment; a Software segment; a predominantly hardware product segment—Systems and Technology Group; and a Global Financing segment. The segments represent components of the company for which separate financial information is available that is utilized on a regular basis by the chief executive officer in determining how to allocate the company’s resources and evaluate performance. The segments are determined based on several factors, including client base, homogeneity of products, technology, delivery channels and similar economic characteristics.

Information about each segment’s business and the products and services that generate each segment’s revenue is located in the “Description of Business” section of the Management Discussion on page 19, and “Segment Details,” on pages 29 to 32.

In 2004, the company combined the Systems Group segment and the Technology Group segment and formed the Systems and Technology Group segment.

In the second quarter of 2005, the company sold its Personal Computing business which was previously a part of the Personal Systems Group. The two remaining units of the Personal Systems Group, Retail Store Solutions and Printing Systems, were combined with the Systems and Technology Group. Personal Computing Division financial results are displayed as part of the segment disclosures, in a manner consistent with the segment disclosures.

In the first quarter of 2006, the company made changes to its management system. This included the transfer of products and services from the former Enterprise Investments segment to other reportable segments and the separation of the prior Global Services segment into the two new reportable segments: Global Technology Services and Global Business Services. In addition to the creation of two new reportable segments, there are two primary differences to previously reported information. First, the Business Transformation Outsourcing (BTO) business was aligned within the Global Technology Services segment. This brought the company’s outsourcing businesses together, and drives synergies within the company’s offerings and delivery capabilities. U.S. Federal BTO remained with the U.S. Federal business within Global Business Services, to continue to leverage the synergy in the company’s Federal offerings and delivery capabilities. Secondly, the Application Management Services (AMS) business was consolidated under the Global Business Services segment. As a result, the AMS business for custom and legacy applications previously reported in Strategic Outsourcing revenue is now included in Global Business Services.

Previously reported segment information has been restated for all periods presented to reflect those changes in the company’s reportable segments.

Segment revenue and pre-tax income include transactions between the segments that are intended to reflect an arm’s-length transfer price. Hardware and software that is used by the Global Technology Services segment in outsourcing engagements is primarily sourced internally from the Systems and Technology Group and Software segments. For the internal use of IT services, the Global Technology Services segment and the Global Business Services segment recover cost, as well as a reasonable fee, reflecting the arm’s-length value of providing the services. The Global Services segments enter into arm’s-length leases and loans at prices equivalent to market rates with the Global Financing segment to facilitate the acquisition of equipment used in services engagements. All internal transaction prices are reviewed annually, and reset if appropriate.

The company uses shared resources concepts to realize economies of scale and efficient use of resources. As a result, a considerable amount of expense is shared by all of the company’s segments. This expense represents sales coverage, marketing and support functions such as Accounting, Treasury, Procurement, Legal, Human Resources and Billing and Collections. Where practical, shared expenses are allocated based on measurable drivers of expense, e.g., headcount. When a clear and measurable driver cannot be identified, shared expenses are allocated on a financial basis that is consistent with the company’s management system; e.g., advertising is allocated based on the gross profits of the segments. The unallocated corporate amounts arising from certain divestitures, indirect infrastructure reductions, miscellaneous tax items and the unallocated corporate expense pool are recorded in net income but are not allocated to the segments.

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

MANAGEMENT SYSTEM SEGMENT VIEW

(Dollars in millions)

	GLOBAL SERVICES SEGMENTS
	GLOBAL	GLOBAL	SYSTEMS AND			PERSONAL
	TECHNOLOGY	BUSINESS	TECHNOLOGY		GLOBAL	COMPUTING	TOTAL
FOR THE YEAR ENDED DECEMBER 31:	SERVICES	SERVICES	GROUP	SOFTWARE	FINANCING	DIVISION	SEGMENTS
2006:
External revenue	$32,322	$15,969	$21,970	$18,161	$2,365	$—	$90,787
Internal revenue	1,763	1,373	1,168	2,249	1,527	—	8,080
Total revenue	$34,086	$17,341	$23,138	$20,409	$3,892	$—	$98,867
Pre-tax income/(loss)	$3,288	$1,706	$1,739	$5,493	$1,455	$—	$13,682
Revenue year-to-year change	1.4%	0.6%	4.7%	8.5%	(0.4)%	NM	0.3%
Pre-tax income year-to-year change	25.6%	116.9%	(7.6)%	14.9%	(8.1)%	NM	19.1%
Pre-tax income margin	9.6%	9.8%	7.5%	26.9%	37.4%	NM	13.8%

2005:
External revenue	$31,501	$15,906	$20,981	$16,830	$2,401	$2,876	$90,495
Internal revenue	2,102	1,339	1,118	1,979	1,506	33	8,077
Total revenue	$33,603	$17,245	$22,099	$18,809	$3,907	$2,909	$98,572
Pre-tax income/(loss)	$2,619	$786	$1,883	$4,779	$1,583	$(165)	$11,485
Revenue year-to-year change	3.5%	(1.9)%	4.9%	4.8%	0.3%	NM	(5.0)%
Pre-tax income year-to-year change	(10.9)%	(28.9)%	(7.9)%	19.1%	8.6%	NM	(0.6)%
Pre-tax income margin	7.8%	4.6%	8.5%	25.4%	40.5%	NM	11.7%

2004:
External revenue	$30,082	$16,201	$19,973	$16,141	$2,607	$10,737	$95,741
Internal revenue	2,376	1,373	1,095	1,813	1,287	129	8,073
Total revenue	$32,458	$17,574	$21,068	$17,954	$3,894	$10,866	$103,814
Pre-tax income/(loss)	$2,940	$1,105	$2,045	$4,014	$1,458	$(10)	$11,552
Revenue year-to-year change	11.3%	3.0%	8.6%	6.7%	(5.6)%	14.4%	8.1%
Pre-tax income year-to-year change	8.0%	(2.0)%	27.1%	26.3%	26.6%	97.1%	22.4%
Pre-tax income margin	9.1%	6.3%	9.7%	22.4%	37.4%	(0.1)%	11.1%

NM —Not meaningful

Consolidated Statements	56
Notes	62
A-G	62
H-M	80
N-S	88
T-X	96
T. Rental Expense and Lease Commitments	96
U. Stock-Based Compensation	96
V. Retirement-Related Benefits	100
W. Segment Information	111
X. Subsequent Events	115

Reconciliations of IBM as Reported

(Dollars in millions)

FOR THE YEAR ENDED DECEMBER 31:	2006	2005	2004
Revenue:
Total reportable segments	$98,867	$98,572	$103,814
Other revenue and adjustments	637	639	552
Elimination of internal revenue	(8,080)	(8,077)	(8,073)
Total IBM consolidated revenue	$91,424	$91,134	$96,293

(Dollars in millions)

FOR THE YEAR ENDED DECEMBER 31:	2006	2005	2004
Pre-Tax Income:
Total reportable segments	$13,682	$11,485	$11,552
Elimination of internal transactions	(171)	(168)	(106)
Unallocated corporate amounts	(194)	909	(777)
Total IBM consolidated pre-tax income from continuing operations	$13,317	$12,226	$10,669

Within pre-tax income from continuing operations, unallocated corporate amounts in 2005 include the gain from the sale of the company’s Personal Computing business to Lenovo, the impact of the legal settlement with Microsoft Corporation, pension curtailment related charges and unallocated charges related to the company’s incremental restructuring actions in the second quarter. The year 2004 includes charges for the partial settlement of certain legal claims against the company’s PPP and charges for certain litigation-related expenses.

IMMATERIAL ITEMS

Investment in Equity Alliances and Equity Alliances Gains/(Losses)

The investments in equity alliances and the resulting gains and (losses) from these investments that are attributable to the segments do not have a material effect on the financial position or the financial results of the segments.

SEGMENT ASSETS AND OTHER ITEMS

Global Technology Services assets are primarily accounts receivable, plant, property and equipment including those associated with the segment’s outsourcing business, goodwill, acquired intangible assets, deferred services arrangement transition costs and maintenance parts inventory. Global Business Services assets are primarily goodwill and accounts receivable. Software segment assets are mainly goodwill, acquired intangible assets, accounts receivable, plant, property and equipment and investment in capitalized software. The assets of the Systems and Technology Group segment and the Personal Computing Division are primarily plant, property and equipment and manufacturing inventory. The assets of the Global Financing segment are primarily financing receivables and fixed assets under operating leases.

To accomplish the efficient use of the company’s space and equipment, it usually is necessary for several segments to share plant, property and equipment assets. Where assets are shared, landlord ownership of the assets is assigned to one segment and is not allocated to each user segment. This is consistent with the company’s management system and is reflected accordingly in the table on page 114. In those cases, there will not be a precise correlation between segment pre-tax income and segment assets.

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

The Global Financing segment amounts on page 114 for Interest income and Cost of Global Financing interest expense reflect the interest income and interest expense associated with the Global Financing business, including the intercompany financing activities discussed on page 49, as well as the income from the investment in cash and marketable securities. The explanation of the difference between Cost of Global Financing and Interest expense for segment presentation versus presentation in the Consolidated Statement of Earnings is included on page 52 of the Management Discussion.

MANAGEMENT SYSTEM SEGMENT VIEW

(Dollars in millions)

	GLOBAL SERVICES SEGMENTS
	GLOBAL	GLOBAL	SYSTEMS AND			PERSONAL
	TECHNOLOGY	BUSINESS	TECHNOLOGY		GLOBAL	COMPUTING	TOTAL
FOR THE YEAR ENDED DECEMBER 31:	SERVICES	SERVICES	GROUP	SOFTWARE	FINANCING	DIVISION	SEGMENTS
2006:
Assets	$14,483	$6,517	$7,924	$9,262	$33,945	$—	$72,130
Depreciation/amortization of intangibles	1,575	136	1,024	632	1,691	—	5,058
Capital expenditures/investments in intangibles	1,714	43	777	423	2,514	—	5,470
Interest income	—	—	—	—	2,265	—	2,265
Interest expense	—	—	—	—	792	—	792

2005:
Assets	$11,809	$6,229	$8,304	$6,485	$31,165	$—	$63,992
Depreciation/amortization of intangibles	1,663	160	1,272	672	1,923	17	5,707
Capital expenditures/investments in intangibles	1,635	21	642	389	2,273	18	4,978
Interest income	—	—	—	—	2,183	—	2,183
Interest expense	—	—	—	—	617	—	617

2004:
Assets	$12,477	$6,647	$8,952	$5,280	$34,589	$1,660	$69,605
Depreciation/amortization of intangibles	1,573	141	1,189	658	2,013	76	5,650
Capital expenditures/investments in intangibles	1,901	52	979	440	2,229	60	5,661
Interest income	—	—	—	—	2,355	—	2,355
Interest expense	—	—	—	—	584	—	584

Consolidated Statements	56
Notes	62
A-G	62
H-M	80
N-S	88
T-X	96
T. Rental Expense and Lease Commitments	96
U. Stock-Based Compensation	96
V. Retirement-Related Benefits	100
W. Segment Information	111
X. Subsequent events	115

Reconciliations of IBM as Reported

(Dollars in millions)

AT DECEMBER 31:	2006	2005	2004
Assets:
Total reportable segments	$72,130	$63,992	$69,605
Elimination of internal transactions	(5,919)	(5,082)	(5,814)
Unallocated amounts:
Cash and marketable securities	10,191	12,381	9,421
Notes and accounts receivable	3,743	3,282	3,872
Deferred tax assets	5,299	3,311	6,731
Plant, other property and equipment	3,091	3,069	3,523
Pension assets	10,614	20,613	20,381
Other	4,086	4,182	3,284
Total IBM consolidated	$103,234	$105,748	$111,003

REVENUE BY CLASSES OF SIMILAR PRODUCTS OR SERVICES

For the personal computing Division, software, global business services and global financing segments, the data on page 112 represents the revenue contributions from the products or services that are contained in the segments and that are basically similar in nature. The following table provides external revenue for similar classes of products or services within the Systems and Technology Group and Global Technology Services segments. The Systems and Technology Group segment’s Technology original equipment manufacturer (OEM) hardware comprises revenue primarily from the sale of semiconductors. Technology Services comprise the Systems and Technology Group’s circuit design business for its OEM clients, as well as the component design services, strategic outsourcing of clients’ design team work and technology and manufacturing consulting services associated with the Engineering & Technology Services Division. The Systems and Technology Group segment’s Storage comprises revenue from TotalStorage disk storage systems and tape subsystems. The following table is presented on a continuing operations basis.

(Dollars in millions)

	CONSOLIDATED
FOR THE YEAR ENDED DECEMBER 31:	2006	2005	2004
Global Technology Services:
Services	$26,281	$25,633	$24,386
Maintenance	5,986	5,868	5,696
Software	56	—	—
Systems and Technology Group:
Servers	$13,144	$12,900	$12,460
Storage	3,558	3,345	2,901
Technology OEM	2,930	2,391	2,131
Printing Systems	1,050	1,136	1,243
Retail Store Solutions	761	627	814
Technology Services	526	582	424

MAJOR CLIENTS

No single client represents 10 percent or more of the company’s total revenue.

GEOGRAPHIC INFORMATION

The following provides information for those countries that are 10 percent or more of the specific category.

Revenue*

(Dollars in millions)

FOR THE YEAR ENDED DECEMBER 31:	2006	2005	2004
United States	$35,917	$34,951	$35,637
Japan	9,638	10,753	12,295
Other countries	45,869	45,430	48,361
Total	$91,424	$91,134	$96,293

* Revenue is attributed to countries based on location of client.

Net Plant, Property and Equipment

(Dollars in millions)

AT DECEMBER 31:	2006	2005	2004
United States	$6,708	$6,907	$7,516
Japan	844	922	1,286
Other countries	4,849	4,327	4,866
Total	$12,401	$12,156	$13,668

X. SUBSEQUENT EVENTS

On January 25, 2007, the company and Ricoh Company announced an agreement to form a joint venture, the infoPrint Solutions Company (joint venture), which will be based on the company’s Printing Systems Division (a division of the Systems and Technology Group segment). The company will transfer its printer business to the joint venture and initially receive 49 percent ownership of the joint venture. The company will divest its 49 percent ownership to Ricoh over a three-year period from the closing as the joint venture evolves into a fully owned subsidiary of Ricoh. At closing, the company will receive cash from Ricoh as consideration for the initial 51 percent acquisition of the joint venture by Ricoh as well as a prepayment for the remaining 49 percent to be acquired and certain royalty and services that the company will provide the joint venture. The company will provide maintenance services for one year and other IT and business process services to the joint venture for up to five years. The royalty agreement is up to 10 years. The company will provide financing to the joint venture’s clients and business partners. This transaction is expected to close in the second quarter of 2007.

On February 5, 2007, the company sold approximately 300 millon shares of Lenovo common stock with proceeds approximating $120 million. As a result of this transaction, the company’s equity in Lenovo at February 5, 2007 represented 9.9 percent of ordinary voting shares and 11.31 percent of total ownership.

On January 30, 2007, the company announced that the Board of Directors approved a quarterly dividend of $0.30 per common share. The dividend is payable March 10, 2007 to shareholders of record on February 9, 2007.

FIVE-YEAR COMPARISON OF SELECTED FINANCIAL DATA

INTERNATIONAL BUSINESS MACHINES CORPORATION AND SUBSIDIARY COMPANIES

(Dollars in millions except per share amounts)

FOR THE YEAR:	2006	2005	2004	2003	2002
Revenue	$91,424	$91,134	$96,293	$89,131	$81,186
Income from continuing operations	$9,416	$7,994	$7,497	$6,588	$4,156
Income/(loss) from discontinued operations	76	(24)	(18)	(30)	(1,780)
Income before cumulative effect of change in accounting principle	9,492	7,970	7,479	6,558	2,376
Cumulative effect of change in accounting principle*	—	(36)	—	—	—
Net income	$9,492	$7,934	$7,479	$6,558	$2,376
Earnings/(loss) per share of common stock:
Assuming dilution:
Continuing operations	$6.06	$4.91	$4.39	$3.76	$2.43
Discontinued operations	0.05	(0.01)	(0.01)	(0.02)	(1.04)
Before cumulative effect of change in accounting principle	6.11	4.90	4.38	3.74	1.39
Cumulative effect of change in accounting principle*	—	(0.02)	—	—	—
Total	$6.11	$4.87	$4.38	$3.74	$1.39
Basic:
Continuing operations	$6.15	$4.99	$4.48	$3.83	$2.44
Discontinued operations	0.05	(0.02)	(0.01)	(0.02)	(1.05)
Before cumulative effect of change in accounting principle	6.20	4.98	4.47	3.81	1.40
Cumulative effect of change in accounting principle*	—	(0.02)	—	—	—
Total	$6.20	$4.96	$4.47	$3.81	$1.40
Cash dividends paid on common stock	$1,683	$1,250	$1,174	$1,085	$1,005
Per share of common stock	1.10	0.78	0.70	0.63	0.59
Investment in plant, rental machines and other property	$4,362	$3,842	$4,368	$4,398	$5,022
Return on stockholders’ equity	30.8%	24.5%	24.4%	24.5%	9.8%

AT END OF YEAR:	2006	2005	2004	2003	2002
Total assets	$103,234	$105,748	$111,003	$106,021	$97,814
Net investment in plant, rental machines and other property	14,440	13,756	15,175	14,689	14,440
Working capital	4,569	10,509	7,357	7,205	6,927
Total debt	22,682	22,641	22,927	23,632	26,017
Stockholders’ equity	28,506	33,098	31,688	29,531	24,112

*    Reflects implementation of FASB Interpretation No. 47. See note B, “Accounting Changes,” on page 72 for additional information.

SELECTED QUARTERLY DATA

INTERNATIONAL BUSINESS MACHINES CORPORATION AND SUBSIDIARY COMPANIES

(Dollars in millions except per share amounts and stock prices)

	FIRST	SECOND	THIRD	FOURTH	FULL
2006:	QUARTER	QUARTER	QUARTER	QUARTER	YEAR
Revenue	$20,659	$21,890	$22,617	$26,257	$91,424
Gross profit	$8,088	$9,014	$9,492	$11,701	$38,295
Income from continuing operations	$1,708	$2,022	$2,222	$3,464	$9,416
Income from discontinued operations	—	—	—	76	76
Net income	$1,708	$2,022	$2,222	$3,541	$9,492
Earnings/(loss) per share of common stock:
Assuming dilution:
Continuing operations	$1.08	$1.30	$1.45	$2.26	$6.06	*
Discontinued operations	—	—	—	0.05	0.05
Total	$1.08	$1.30	$1.45	$2.31	$6.11	*
Basic:
Continuing operations	$1.09	$1.31	$1.47	$2.30	$6.15	*
Discontinued operations	—	—	—	0.05	0.05
Total	$1.09	$1.31	$1.47	$2.35	$6.20	*
Dividends per share of common stock	$0.20	$0.30	$0.30	$0.30	$1.10
Stock prices:+
High	$85.03	$84.45	$83.79	$97.88
Low	78.93	76.06	72.73	81.56

	FIRST	SECOND	THIRD	FOURTH	FULL
2005:	QUARTER	QUARTER	QUARTER	QUARTER	YEAR
Revenue	$22,908	$22,270	$21,529	$24,427	$91,134
Gross profit	$8,254	$8,775	$8,738	$10,765	$36,532
Income from continuing operations	$1,407	$1,851	$1,516	$3,220	$7,994
(Loss)/income from discontinued operations	(5)	(22)	—	3	(24)
Income before cumulative effect of change in accounting principle	1,402	1,829	1,516	3,223	7,970
Cumulative effect of change in accounting principle**	—	—	—	(36)	(36)
Net income	$1,402	$1,829	$1,516	$3,187	$7,934
Earnings/(loss) per share of common stock:
Assuming dilution:
Continuing operations	$0.85	$1.14	$0.94	$2.01	$4.91	*
Discontinued operations	—	(0.01)	—	—	(0.01)
Before cumulative effect of change in accounting principle	0.84	1.12	0.94	2.01	4.90	*
Cumulative effect of change in accounting principle**	—	—	—	(0.02)	(0.02)
Total	$0.84	$1.12	$0.94	$1.99	$4.87	*
Basic:
Continuing operations	$0.86	$1.15	$0.95	$2.04	$4.99	*
Discontinued operations	—	(0.01)	—	—	(0.02	)*
Before cumulative effect of change in accounting principle	0.86	1.14	0.95	2.04	4.98	*
Cumulative effect of change in accounting principle**	—	—	—	(0.02)	(0.02)
Total	$0.86	$1.14	$0.95	$2.02	$4.96	*
Dividends per share of common stock	$0.18	$0.20	$0.20	$0.20	$0.78
Stock prices:+
High	$99.10	$91.76	$85.11	$89.94
Low	89.09	71.85	74.16	78.70

*    Earnings Per Share (EPS) in each quarter is computed using the weighted-average number of shares outstanding during that quarter while EPS for the full year is computed using the weighted-average number of shares outstanding during the year. Thus, the sum of the four quarter’s EPS does not equal the full-year EPS.

**  Reflects implementation of FASB Interpretation No. 47. See note B, “Accounting Changes,” on page 72 for additional information.

+    The stock prices reflect the high and low prices for IBM’s common stock on the New York Stock Exchange composite tape for the last two years.

PERFORMANCE GRAPHs

INTERNATIONAL BUSINESS MACHINES CORPORATION AND SUBSIDIARY COMPANIES

COMPARisON OF ONE, FiVE, ANd tEN-yEAR CuMulAtiVE tOtAl REtuRN FOR ibM,

s&P 500 stOCK iNdEX ANd s&P iNFORMAtiON tECHNOlOGy iNdEX

The following graphs compare the one, five and ten-year cumulative total returns for IBM common stock with the comparable cumulative return of certain Standard & Poor’s (S&P) indices. Due to the fact that IBM is a company included in the S&P 500 Stock Index, the SEC’s rules require the use of that index for the required five-year graph. Under those rules, the second index used for comparison may be a published industry or line-of-business index. The S&P 500 Information Technology Index is such an index. Each graph assumes $100 invested on December 31 (of the initial year shown in the graph) in IBM common stock and $100 invested on the same date in each of the S&P indices. The comparisons assume that all dividends are reinvested.

ONE-YEAR

	2005	2006
IBM Common Stock	$100.00	$119.77
S & P 500 Index	100.00	115.80
S & P Information Technology Index	100.00	108.42

FIVE-YEAR

	2001	2002	2003	2004	2005	2006
IBM Common Stock	$100.00	$64.53	$77.76	$83.35	$70.15	$84.02
S & P 500 Index	100.00	77.90	100.25	111.15	116.61	135.03
S & P Information Technology	100.00	62.59	92.14	94.50	95.44	103.47

TEN-YEAR

	1996	1997	1998	1999	2000	2001	2002	2003	2004	2005	2006
IBM Common Stock	$100.00	$139.33	$247.27	$290.55	$229.99	$328.88	$212.23	$255.73	$274.12	$230.72	$276.33
S & P 500 Index	100.00	133.36	171.47	207.56	188.86	166.24	129.50	166.65	184.78	193.86	224.48
S & P Information Technology	100.00	128.53	228.97	409.27	241.87	179.31	112.22	165.22	169.44	171.12	185.53

BOARD OF DIRECTORS AND SENIOR EXECUTIVE OFFICERS

INTERNATIONAL BUSINESS MACHINES CORPORATION AND SUBSIDIARY COMPANIES

BOARD OF DIRECTORS

CATHLEEN BLACK

President

Hearst Magazines

KENNETH I. CHENAULT

Chairman and Chief Executive Officer

American Express Company

JUERGEN DORMANN

Chairman of the Board

ABB Ltd

MICHAEL L. ESKEW

Chairman and Chief Executive Officer

United Parcel Service, Inc.

SHIRLEY ANN JACKSON

President

Rensselaer Polytechnic Institute

MINORU MAKIHARA

Senior Corporate Advisor and

former Chairman

Mitsubishi Corporation

LUCIO A. NOTO

Managing Partner

Midstream Partners LLC

JAMES W. OWENS

Chairman and Chief Executive Officer

Caterpillar Inc.

SAMUEL J. PALMISANO

Chairman, President and

Chief Executive Officer

IBM

JOAN E. SPERO

President

Doris Duke Charitable Foundation

SIDNEY TAUREL

Chairman and Chief Executive Officer

Eli Lilly and Company

CHARLES M. VEST*

President Emeritus

Massachusetts Institute of Technology

LORENZO H. ZAMBRANO

Chairman and Chief Executive Officer

CEMEX, S.A.B. de C.V.

* Term on the Board ends on April 24, 2007

SENIOR EXECUTIVE OFFICERS

MICHAEL E. DANIELS

Senior Vice President

Global Technology Services

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

Vice President,

Assistant General Counsel

and Secretary

SAMUEL J. PALMISANO

Chairman, President and

Chief Executive Officer

VIRGINIA M. ROMETTY

Senior Vice President

Global Business Services

LINDA S. SANFORD

Senior Vice President

Enterprise On Demand Transformation

TIMOTHY S. SHAUGHNESSY

Vice President and Controller

ROBERT C. WEBER

Senior Vice President

Legal and Regulatory Affairs, and

General Counsel

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

IBM files reports with the Securities and Exchange Commission (SEC), including annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and any other filings required by the SEC. Certifications by IBM's Chief Executive Officer and Chief Financial Officer are included as exhibits to the company's SEC reports (including the company's Form 10-K filed in 2007), and Certifications by IBM's Chief Executive Officer are included in the company's filings with the New York Stock Exchange and the Chicago Stock Exchange (including filings in 2006).

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

The public may read and copy any materials the company files with the SEC at the SECs Public Reference Room at 100 F Street, NE, Washington, DC 20549. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC maintains an Internet site (http://www.sec.gov) that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC.

IBM INVESTOR SERVICES PROGRAM

The Investor Services Program brochure outlines a number of services provided for IBM stockholders and potential IBM investors, including the reinvestment of dividends, direct purchase and the deposit of IBM stock certificates for safekeeping. Call (888) IBM-6700 for a copy of the brochure. Investors residing outside the United States, Canada and Puerto Rico should call (781) 575-2727.

Investors with other requests may write to:

IBM Stockholder Relations

New Orchard Road

Armonk, New York 10504

IBM STOCK

IBM common stock is listed on the New York Stock Exchange, the Chicago Stock Exchange, and outside the United States.

ANNUAL MEETING

The IBM Annual Meeting of Stockholders will be held on Tuesday, April 24, 2007, at 10 a.m. in the Grand Ballroom of the Knoxville Convention Center, 701 Henley Street, Knoxville, Tennessee.

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

P.O. Box 43072

Providence, Rhode Island 02940-3072

(888) IBM-6700

Investors residing outside the United States, Canada and Puerto Rico should call (781) 575-2727.

The Form 10-K Annual Report and Form 10-Q Quarterly Reports to the SEC provide additional information on IBM’s business. The 10-K report is released by the end of February; 10-Q reports are released by early May, August and November.

An audio cassette recording of the 2006 Annual Report will be available for sight-impaired stockholders in June.

“IBM 2006 Corporate Responsibility Report: Collaborations That Matters” details our proactive approach to corporate citizenship, reflecting on our corporate commitment to making a significant impact on the key challenges that face our company and the world.  It outlines our results and strategies delivered by more than 350,000 employees across 170 countries worldwide and covers areas of performance from accessibility to supply chain practices, from diversity to climate protection, outlining our progressive approach to community engagement and utilizing our innovative technologies applied against a range of societal problems from education to health care, disaster relief and recovery to economic security.  Further information is also available on IBM's corporate responsibility reporting website: www.ibm.com/ibm/responsibility.

GENERAL INFORMATION

For answers to general questions about IBM from within the continental United States, call (800) IBM-4YOU. From outside the United States, Canada and Puerto Rico, call (404) 238-1234.

CORPORATE OFFICES

International Business Machines Corporation

New Orchard Road

Armonk, New York 10504

(914) 499-1900

The IBM Annual Report is printed on recycled paper and is recyclable.

Access360, AIX, Ascential, BladeCenter, Buildforge, Candle, Collation, Cynaea, DataPower Domino, IBM,  Informix, Isogon,  Lotus, Notes, POWER, POWER5+, POWER6, Rational, System i, System p, System x, System z,  Tivoli, Trigo,  Venetica and WebSphere are trademarks of International Business Machines Corporation or its wholly owned subsidiaries. Java is a trademark of Sun Microsystems, Inc. Linux is a trademark of Linus Torvalds. Windows is a trademark of Microsoft Corporation. UNIX is a registered trademark of The Open Group in the United States and other countries. Other company, product and service names may be trademarks or service marks of others.

Printed in the U.S.A.    G507-0501-14