Form 10-K, Exhibit 13
period 2007-12-31
INTERNATIONAL BUSINESS MACHINES CORP
filed 2008-02-26
CIK 51143

Report of Financials

International Business Machines Corporation and Subsidiary Companies

Management Discussion
Road Map		14
Forward-Looking and Cautionary Statements		15
Management Discussion Snapshot		16
Description of Business		17
Year in Review		23
Prior Year in Review		37
Discontinued Operations		42
Other Information		42
Looking Forward		42
Liquidity and Capital Resources		44
Critical Accounting Estimates		47
Currency Rate Fluctuations		49
Market Risk		49
Financing Risks		50
Employees and Related Workforce		50
Global Financing		50

Report of Management		56
Report of Independent Registered Public Accounting Firm		57

Consolidated Financial Statements
Earnings		58
Financial Position		59
Cash Flows		60
Stockholders’ Equity		61

Notes to Consolidated Financial Statements
A	Significant Accounting Policies	64
B	Accounting Changes	73
C	Acquisitions/Divestitures	76
D	Financial Instruments (excluding derivatives)	82
E	Inventories	83
F	Financing Receivables	83
G	Plant, Rental Machines and Other Property	84
H	Investments and Sundry Assets	84
I	Intangible Assets Including Goodwill	84
J	Borrowings	85
K	Derivatives and Hedging Transactions	88
L	Other Liabilities	91
M	Stockholders’ Equity Activity	92
N	Contingencies and Commitments	94
O	Taxes	97
P	Research, Development and Engineering	99
Q	2005 Actions	99
R	Earnings Per Share of Common Stock	101
S	Rental Expense and Lease Commitments	101
T	Stock-Based Compensation	102
U	Retirement-Related Benefits	105
V	Segment Information	116
W	Subsequent Events	119

Five-year Comparison of Selected Financial Data		120
Selected Quarterly Data		121
Performance Graphs		122
Board of Directors and Senior Executive Officers		123
Stockholder Information		124

Management Discussion

International Business Machines Corporation and Subsidiary Companies

Road Map

The financial section of the International Business Machines Corporation (IBM or the company) 2007 Annual Report, consisting of this Management Discussion, the Consolidated Financial Statements that follow and the notes related thereto, comprises 109 pages of information. This Road Map is designed to provide the reader with some perspective regarding the information contained in the financial section.

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

The company’s global capabilities include services, software, hardware, fundamental research and financing. The broad mix of businesses and capabilities are combined to provide business insight and solutions for the company’s clients.

The business model is flexible, and allows for periodic change and rebalancing. The company has exited commoditizing businesses like personal computers and hard disk drives, and strengthened its position through strategic investments and acquisitions in emerging higher value segments like service oriented architecture (SOA) and Information on Demand. In addition, the company has transformed itself into a globally integrated enterprise which has improved overall productivity and is driving investment and participation in the world’s fastest growing markets. As a result, the company is a higher-performing enterprise today than it was several years ago.

The business model, supported by the company’s long-term financial model, enables the company to deliver consistently strong earnings, cash flows and returns on invested capital in changing economic environments.

Transparency

Transparency is a primary goal of successful financial reporting. The following are several key points for the reader of this year’s Annual Report.

•      The company, in accordance with Section 404 of the Sarbanes-Oxley Act of 2002, conducted an evaluation of its internal control over financial reporting and concluded that the internal control over financial reporting was effective as of December 31, 2007.

•      The Management Discussion is designed to provide readers with a view of the company’s results and certain factors that may affect future prospects from the perspective of the company’s management. Within the “Management Discussion Snapshot,” on pages 16 and 17, the key messages and details will give readers the ability to quickly assess the most important drivers of performance within this brief overview.

•      In the first quarter of 2007, the company changed the presentation of revenue and cost in the Consolidated Statement of Earnings to reflect the categories of Services, Sales and Financing. Previously, the presentation included Global Services, Hardware, Software, Global Financing and an Other category. In the past, these categories were aligned with the company’s reportable segment presentation of external revenue and cost. However, as the company moves toward delivering solutions which bring integrated software and services capabilities to its clients, the alignment between segments and categories will diverge. Therefore, there are situations where the Global Services segments could include software revenue, and conversely, the Software segment may have services revenue. The change was made to avoid possible confusion between the segment revenue and cost presentation and the required category presentation in the Consolidated Statement of Earnings. The change only impacts the format for the presentation of the company’s revenue and cost in the Consolidated Statement of Earnings and does not reflect any change in the company’s reportable segment results or in the company’s organizational structure. The periods presented in this Annual Report are reported on a comparable basis. The Management Discussion and Analysis of revenue and gross profit from continuing operations will focus on the segment view, as this is how the business is managed and is the best reflection of the company’s operating results and strategy.

•      On January 29, 2008, IBM International Group Capital LLC, an indirect, wholly owned subsidiary of the company, issued
$3.5 billion of 18-month floating rate notes. The proceeds will be utilized to reduce the 364-day bridge loan associated with the 2007 accelerated share repurchase (ASR). (See pages 31 and 32 for additional information.) In the Consolidated Statement of Financial Position included in the company’s press release and Form 8-K filing on January 17, 2008, the company classified the $3.5 billion related to the 364-day bridge loan as Short-term debt. As a result of this refinancing in January, and consistent with the

Management Discussion	14
Road Map	14
Forward-Looking and Cautionary Statements	15
Management Discussion Snapshot	16
Description of Business	17
Year in Review	23
Prior Year in Review	37
Discontinued Operations	42
Other Information	42
Global Financing	50
Report of Management	56
Report of Independent Registered Public Accounting Firm	57
Consolidated Statements	58
Notes	64

provisions of Statement of Financial Accounting Standards (SFAS) No. 6, “Classification of Short-Term Obligations Expected to Be Refinanced,” the company has classified this amount as Long-term debt in its Consolidated Statement of Financial Position on page 59.

•      Effective December 31, 2006, the company adopted the provisions of SFAS No. 158, “Employer’s Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment to FASB Statements No. 87, 88, 106, and 132(R).” SFAS No. 158 requires that the funded status of the company’s pension and nonpension postretirement benefit plans be recognized as an asset or a liability in the Consolidated Statement of Financial Position, the recognition of any changes in that funded status in the year in which the changes occur and the recognition of previously unrecognized gains/(losses), prior service costs/(credits) and transition assets as a component of Accumulated gains and (losses) not affecting retained earnings in the Consolidated Statement of Stockholder’s Equity. The adoption of SFAS No. 158 had a significant non-cash impact on the company’s 2006 reported financial position and stockholder’s equity, reducing equity by $9.5 billion, net of tax. The adoption of SFAS No. 158 had no impact on the company’s existing debt covenants, credit ratings or financial flexibility. See note U, “Retirement-Related Benefits,” on pages 105 to 116 for additional information, including 2007 impacts.

•      The company divested its Personal Computing business to Lenovo on April 30, 2005. The details of this significant transaction are discussed in note C, “Acquisitions/Divestitures,” on pages 81 and 82. As a result of this divestiture, the company’s reported financial results do not include any activity in 2007 and 2006, but includes four months of activity for the Personal Computing Division in 2005. This lack of comparable periods has a material impact on the company’s reported revenue growth. Therefore, in the Management Discussion, within the “Prior Year in Review” section on pages 38 to 41, the company has presented an analysis of revenue both on an as-reported basis and on a basis that excludes the revenues from the divested Personal Computing business from the 2005 period. The company believes that the analysis that excludes the Personal Computing revenues is a better indicator of operational revenue performance on an ongoing basis.

•      The reference to “adjusted for currency” in the Management Discussion is made so that certain financial results can be viewed without the impacts of fluctuating foreign currency exchange rates and therefore facilitates a comparative view of business performance. See “Currency Rate Fluctuations” on page 49 for additional information.

•      Within the financial tables in this Annual Report, certain columns and rows may not add due to the use of rounded numbers for disclosure purposes. Percentages reported in the financial tables throughout this Annual Report are calculated from the underlying whole-dollar numbers.

Organization of Information

•      This Management Discussion section provides the reader of the financial statements with a narrative on the company’s financial results. It contains the results of operations for each segment of the business, followed by a description of the company’s financial position, as well as certain employee data. It is useful to read the Management Discussion in conjunction with note V, “Segment Information,” on pages 116 to 119.

•      Global Financing is a reportable segment that is measured as if it were a standalone entity. A separate “Global Financing” section is included beginning on page 50. This section is separately presented given this segment’s unique impact on the company’s financial condition and leverage, and the information presented in this section is consistent with this separate company view.

•      Pages 58 through 63 include the Consolidated Financial Statements. These statements provide an overview of the company’s income and cash flow performance and its financial position.

•      The notes follow the Consolidated Financial Statements. Among other items, the notes contain the company’s accounting policies (pages 64 to 73), acquisitions and divestitures (pages 76 to 82), detailed information on specific items within the financial statements, certain contingencies and commitments (pages 94 through 96), and the results of each reportable segment (pages 116 to 119).

Discontinued Operations

On December 31, 2002, the company sold its hard disk drive (HDD) business to Hitachi, Ltd. (Hitachi). The HDD business was accounted for as a discontinued operation under generally accepted accounting principles (GAAP) which requires that the income statement and cash flow information be reformatted to separate the divested business from the company’s continuing operations. See page 42 for additional information.

Forward-Looking and Cautionary Statements

Certain statements contained in this Annual Report may constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements involve a number of risks, uncertainties and other factors that could cause actual results to be materially different, as discussed more fully elsewhere in this Annual Report and in the company’s filings with the Securities and Exchange Commission (SEC), including the company’s 2007 Form 10-K filed on February 26, 2008.

Management Discussion Snapshot

			YR.-TO-YR.
			PERCENT/
($ and shares in millions except per share amounts)			MARGIN
FOR THE YEAR ENDED DECEMBER 31:	2007	2006	CHANGE
Revenue	$98,786	$91,424	8.1	%*
Gross profit margin	42.2%	41.9%	0.4	pts.
Total expense and other income	$27,240	$24,978	9.1%
Total expense and other income to revenue ratio	27.6%	27.3%	0.3	pts.
Income from continuing operations before income taxes	$14,489	$13,317	8.8%
Provision for income taxes	$4,071	$3,901	4.4%
Income from continuing operations	$10,418	$9,416	10.6%
Net income	$10,418	$9,492	9.7%
Net income margin	10.5%	10.4%	0.2	pts.
Earnings per share of common stock:
Assuming dilution:
Continuing operations	$7.18	$6.06	18.5%
Discontinued operations	(0.00)	0.05	NM
Total	$7.18	$6.11	17.5%
Weighted-average shares outstanding:
Diluted	1,450.6	1,553.5	(6.6)%
Assets**	$120,431	$103,234	16.7%
Liabilities**	$91,962	$74,728	23.1%
Equity**	$28,470	$28,506	(0.1)%

* 4.2 percent adjusted for currency.

** At December 31.

NM — Not meaningful

Continuing Operations

The company’s performance in 2007 reflected the strength of its global model. Revenue increased in all geographies, with strong growth in emerging markets worldwide. The company capitalized on the opportunities in the global economies, generating 63 percent of its revenue outside the United States, in delivering full-year growth of 8.1 percent (4 percent adjusted for currency).

Gross profit margins improved reflecting a shift to higher value offerings and continued benefits from productivity initiatives and the transformation to a globally integrated enterprise. Pre-tax income from continuing operations grew 8.8 percent and net income from continuing operations increased 10.6 percent versus 2006. Diluted earnings per share improved 18.5 percent, reflecting the strong growth in net income and the benefits of the common stock repurchase program. In 2007, the company repurchased approximately $18.8 billion of its common stock, including a $12.5 billion ASR in the second quarter.

The increase in 2007 revenue, as compared to 2006, was primarily due to:

•      Strong performance from Global Technology Services and Global Business Services with growth in all business lines;

•      Continued strong demand in the Software business, driven by Key Branded Middleware products, with positive contributions from strategic acquisitions; and

•      Continued growth in emerging countries (Brazil, Russia, India and China: up 26 percent) and solid performance in all geographies, led by Asia Pacific.

The increase in income from continuing operations before income taxes in 2007 was primarily due to:

•      Revenue growth as discussed above; and

•      Gross profit margin improvements in the Global Services and Systems and Technology segments.

Management Discussion	14
Road Map	14
Forward-Looking and Cautionary Statements	15
Management Discussion Snapshot	16
Description of Business	17
Year in Review	23
Prior Year in Review	37
Discontinued Operations	42
Other Information	42
Global Financing	50
Report of Management	56
Report of Independent Registered Public Accounting Firm	57
Consolidated Statements	58
Notes	64

The consolidated gross profit margin increased 0.4 points versus 2006 to 42.2 percent. An improvement in the Systems and Technology margin (2.0 points) contributed 0.5 points to the overall margin improvement. This increase was primarily driven by higher margins in System z, System p and System x servers. The Software margin was flat at 85.2 percent, but contributed 0.2 points to the overall margin improvement due to the mix of revenue by segment. The Global Technology Services and Global Business Services margins increased 0.1 points and 0.4 points to 29.9 percent and 23.5 percent, respectively, versus the prior year. Although gross profit margins improved for Global Services, the increased Global Services revenue content contributed to a 0.2 point decline in the consolidated gross margin due to the mix impact. The Global Financing margin declined 3.5 points versus 2006 to 46.7 percent, causing a 0.1 point decline in the overall company margin.

Total expense and other income increased 9.1 percent (5 percent adjusted for currency) in 2007 versus 2006. The increase was primarily due to increases in Selling, general and administrative (SG&A) expense and Interest expense. SG&A expense increased $1,801 million primarily due to acquisition related spending, as well as increased investments in emerging countries and the software and services businesses. Interest expense increased $333 million primarily due to higher debt associated with the financing of the ASR. In addition, Other (income) and expense declined $140 million in income year-to-year primarily due to higher losses on derivative instruments.

The effective tax rate for 2007 was 28.1 percent, compared with 29.3 percent in 2006.

Total assets increased $17,197 million ($12,957 million adjusted for currency) primarily due to increases in Cash and cash equivalents ($6,969 million), Prepaid pension assets ($6,788 million), total financing receivables ($2,729 million) and Goodwill ($1,431 million). These increases were partially offset by decreases in long-term deferred tax assets ($2,367 million) and short-term marketable securities ($1,479 million).

Total liabilities increased $17,234 million ($13,642 million adjusted for currency) driven primarily by increases in total debt ($12,592 million), tax liabilities ($1,492 million) and total deferred income ($1,773 million).

Stockholders’ equity of $28,470 million was essentially flat versus 2006. Increased Treasury stock ($17,649 million) from share repurchases, which included the ASR, was largely offset by increased Retained earnings ($8,208 million) driven by Net income, increased Common stock ($3,917 million) related to stock options and a decline in Accumulated gains and (losses) not affecting retained earnings ($5,487 million) primarily due to the effects of pension remeasurements.

The company generated $16,094 million in cash flow provided by operating activities, an increase of $1,075 million compared to 2006, primarily driven by increased Net income. Net cash used in investing activities of $4,675 million was $6,874 million lower than 2006 driven primarily by proceeds from disposition of short-term marketable securities and a reduction in cash used for acquisitions. Net cash used in financing activities of $4,740 million decreased $3,464 million versus 2006 driven by increased net proceeds from total debt ($12,233 million), partially offset by increased share repurchases ($10,744 million).

Global Services signings were $50 billion in 2007 as compared to $49 billion in 2006. The Global Services backlog is estimated to be $118 billion at December 31, 2007, versus $116 billion at December 31, 2006.

For additional information and details, see the “Year in Review” section on pages 23 to 37.

Description of Business

Please refer to IBM’s Annual Report on Form 10-K filed on February 26, 2008, with the SEC for a more detailed version of this Description of Business, especially Item 1A. entitled “Risk Factors.”

IBM is a globally integrated enterprise that targets the intersection of technology and effective business. The company seeks to be a partner in its clients’ success by enabling their own capacity for distinctive innovation. To help clients achieve growth, effectiveness, efficiency and the realization of greater value through innovation, IBM draws upon the world’s leading systems, software and services capabilities.

IBM’s Strategy

In IBM’s view, today’s networked economy has created a global business landscape and a mandate for business change. Integrated global economies have opened markets of new opportunity and new sources of skills. The Internet has enabled communication and collaboration across the world and brought with it a new computing model premised on continuous global connection. In that landscape, companies can distribute work and technology anywhere in the world.

Given these opportunities, IBM is working with its clients to develop new business designs and technical architectures that allow their businesses the flexibility required to compete in this new landscape. The business is also adjusting its footprint toward emerging geographies, tapping their double-digit growth, providing the technology infrastructure they need, and taking advantage of the talent pools they provide to better service the company’s clients.

IBM’s strategy addresses this new era and delivers value to its clients through three strategic priorities:

FOCUS ON OPEN TECHNOLOGIES AND HIGH-VALUE SOLUTIONS

The PC era has ended, representing a fundamental shift in the technology requirements of the company’s clients. IBM is well positioned to provide its enterprise clients the open technologies and high-value solutions they will need to compete.

•      IBM is leveraging its leadership position in the convergence of software and services, in SOA, in virtualization, in high-performance chips, in open and modular IT— continuing its shift from commoditizing segments to higher value segments with better profit opportunity.

•       The company continues to be a leading force in open source solutions to enable its clients to achieve higher levels of interoperability, cost efficiency and quality.

DELIVER INTEGRATION AND INNOVATION TO CLIENTS

Changes in the market have caused IBM’s clients to seek flexibility and innovation in everything from technical architecture to their business model. In response, IBM is focused on delivering integration and innovation to its clients — offering them technologies and services that support real value creation.

•      IBM has a long heritage of transforming the business operations of large enterprises and has earned the trust to be their innovation partner and global integrator.

•      The company has a deep set of global assets and capabilities it is applying to improve services profitability, both for its clients and for itself.

BECOME THE PREMIER GLOBALLY INTEGRATED ENTERPRISE

As global networks and technology capabilities change business economics, legacy business designs can quickly become noncompetitive. IBM believes a globally integrated enterprise, designed for this new landscape can compete effectively and will benefit from the opportunities offered.

•      To reshape its business for the global economy, IBM has replaced vertical hierarchies with horizontally integrated teams.

•      Across the business, the company has made significant investments in emerging markets, taking core processes and functions that were once managed regionally and shifting them to a globally integrated model.

Looking forward, IBM is confident it understands the economic shift of globalization, the evolution of the new computing model and the powerful role of innovation in this new landscape. Its unique capabilities are well adapted to help the company’s clients innovate and compete effectively in the new landscape.

Management Discussion	14
Road Map	14
Forward-Looking and Cautionary Statements	15
Management Discussion Snapshot	16
Description of Business	17
Year in Review	23
Prior Year in Review	37
Discontinued Operations	42
Other Information	42
Global Financing	50
Report Management	56
Report of Independent Registered Public Accounting Firm	57
Consolidated Statements	58
Notes	64

Business Segments and Capabilities

The company’s major operations comprise a Global Technology Services segment; a Global Business Services segment; a Systems and Technology segment; a Software segment; and a Global Financing segment.

Global Services is a critical component of the company’s strategy of providing IT infrastructure and business insight and solutions to clients. While solutions often include industry-leading IBM software and hardware, other suppliers’ products are also used if a client solution requires it. Contracts for IBM services — commonly referred to as “signings” — can range from less than one year to over 10 years. Within Global Services there are two reportable segments: Global Technology Services and Global Business Services.

GLOBAL TECHNOLOGY SERVICES (GTS) segment primarily reflects IT infrastructure services and business process services, delivering value through the company’s global scale, standardization and automation.

GTS Capabilities

Strategic Outsourcing Services. Comprehensive IT services integrated with business insight working with clients to reduce costs and improve productivity through the outsourcing of processes and operations.

Business Transformation Outsourcing. A range of offerings from standardized processing platforms and Business Process Outsourcing through transformational offerings that delivers improved business results to clients through the strategic change and/or operation of the client’s business processes, applications and infrastructure.

Integrated Technology Services. Services offerings that help clients access, manage and support their technology infrastructures, through a combination of skilled resources, software and IBM’s knowledge of business processes.

Maintenance. A number of support services from product maintenance through solution support to maintain and improve the availability of clients’ IT infrastructure.

GLOBAL BUSINESS SERVICES (GBS) segment primarily reflects professional services and application outsourcing services, delivering business value and innovation to clients through solutions which leverage industry- and business-process expertise.

GBS Capabilities

Consulting and Systems Integration. Delivery of value to clients through consulting services for client-relationship management, financial management, human capital management, business strategy and change, and supply-chain management.

Application Management Services. Application development, management, maintenance and support services for packaged software, as well as custom and legacy applications. Delivering value through the company’s global resource capabilities, industry knowledge, and the standardization and automation of application development.

SYSTEMS AND TECHNOLOGY segment provides IBM’s clients with business solutions requiring advanced computing power and storage capabilities. Approximately 55 percent of the Systems and Technology’s server and storage sales transactions are through the company’s business partners; approximately 45 percent are direct to end-user clients, more than 40 percent of which are through the Internet at ibm.com. In addition, Systems and Technology provides leading semiconductor technology and products, packaging solutions and engineering technology services to clients and for IBM’s own advanced technology needs. While not reported as external revenue, systems hardware is also deployed to support services solutions.

Systems and Technology Capabilities

Servers. IBM systems, which are typically connected to a network and provide the required infrastructure for business. These systems use both IBM and non-IBM operating systems and all IBM servers can also run Linux, a key open source operating system. (System z, System i, System p, System x and BladeCenter).

Storage. Information infrastructure products and solutions, which address critical client requirements for information retention and archiving, availability and virtualization, and security and compliance. The portfolio consists of a broad range of disk and tape storage systems and software.

Microelectronics. Semiconductor design and manufacturing for use in IBM systems and for sale to external clients.

Engineering and Technology Services. System and component design services, Blue Gene “supercomputer systems,” outsourcing of clients’ design teams and technology and manufacturing consulting services.

Retail Store Solutions. Point-of-sale retail systems (network connected cash registers) as well as solutions which connect them to other store systems (for example, inventory).

SOFTWARE consists primarily of middleware and operating systems software. Middleware software enables clients to integrate systems, processes and applications across a standard software platform. IBM middleware is designed to open standards which allows the efficient integration of disparate client applications that may have been built internally, or provided by package software vendors or system integrators. Operating systems are the software engines that run computers. In addition, Software includes Product Lifecycle Management software which primarily serves the Industrial sector. Approximately two-thirds of external software segment revenue is annuity-based, coming from recurring license charges and ongoing subscription and support from one-time charge (OTC) arrangements. The remaining one-third of external revenue relates to OTC arrangements, in which the client pays one up-front payment for a perpetual license. Typically, arrangements for the sale of OTC software include one year of maintenance. The client can also purchase ongoing maintenance after the first year, which includes product upgrades and technical support. While not reported as external revenue, software is also deployed to support services solutions.

Software Capabilities

WebSphere Software. Management of a wide variety of business processes using open standards to interconnect applications, data and operating systems. Provides the foundation for Web-enabled applications and is a key product set in deploying a SOA.

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

Rational Software. Software tools that help clients manage their software development processes and capabilities.

Operating Systems. Software engines that manage the fundamental processes that make computers run.

GLOBAL FINANCING is described on pages 50 and 51.

Global Financing Capabilities

Commercial Financing. Short-term inventory and accounts receivable financing to dealers and remarketers of IT products.

Client Financing. Lease and loan financing to external and internal clients for terms generally between two and seven years.

Remarketing. The sale and lease of used equipment (primarily sourced from the conclusion of lease transactions) to new or existing clients.

Management Discussion	14
Road Map	14
Forward-Looking and Cautionary Statements	15
Management Discussion Snapshot	16
Description of Business	17
Year in Review	23
Prior Year in Review	37
Discontinued Operations	42
Other Information	42
Global Financing	50
Report of Management	56
Report of Independent Registered Public Accounting Firm	57
Consolidated Statements	58
Notes	64

IBM Worldwide Organizations

The following worldwide organizations play key roles in IBM’s delivery of value to its clients:

•      Sales and Distribution Organization

•      Research, Development and Intellectual Property

•      Integrated Operations

SALES AND DISTRIBUTION ORGANIZATION

The company’s Sales and Distribution organization manages a strong global footprint, with dedicated country based operating units focused on delivering client value. Within these units, client relationship professionals work with integrated teams of consultants, product specialists and delivery fulfillment teams to improve clients’ business performance. These teams deliver value by understanding the client’s business and needs, and then bring together capabilities from across IBM and an extensive network of Business Partners to develop and implement solutions for clients.

By combining global expertise with local experience, IBM’s geographic structure enables dedicated management focus for local clients, speed in addressing new market opportunities and timely investments in emerging opportunities. The geographic units align industry-skilled resources to serve clients’ agendas. IBM extends capabilities to mid-market client segments by leveraging industry skills with marketing, ibm.com and local Business Partner resources.

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

•      Industrial: Aerospace and Defense, Automotive, Chemical and Petroleum, Electronics

•      Distribution: Consumer Products, Retail, Travel and Transportation

•      Communications: Telecommunications, Media and Entertainment, Energy and Utilities

•      Small and Medium Business: Mainly companies with less than 1,000 employees

RESEARCH, DEVELOPMENT AND INTELLECTUAL PROPERTY

IBM’s research and development (R&D) operations differentiate the company from its competitors. IBM annually spends approximately $6 billion for R&D, focusing its investments in high-growth, high-value opportunities. In 2007, the company’s investment in R&D was approximately 15 percent of its combined hardware and software revenue. As a result of innovations in these and other areas, IBM was once again awarded more U.S. patents in 2007 than any other company. This marks the 15th year in a row that IBM achieved this distinction.

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

INTEGRATED OPERATIONS

IBM’s ability to deliver differentiating innovation to its clients is being greatly enhanced by the company’s global integration which is simultaneously giving the company better economics and deeper capabilities, while eliminating redundancies that were built up over fifty years as a growing multinational enterprise. The company operates in 170 countries, with approximately 69 percent of its employees outside the U.S. As a globally integrated enterprise, the company organizes work based on the right costs, the right skills and the right business environment, integrating deeply with its partners, suppliers and clients. Being global is about gaining access to talent and skills and then scaling them globally to develop new, distinctive capabilities. The company’s integrated operations enable IBM to be the most efficient, responsive and globally integrated enterprise — able to instantly leverage its expertise and capabilities — anywhere, at any time. Although bound by a common mission and principles, Integrated Operations is comprised of three distinct units, each with very specific objectives closely aligned with the IBM businesses they support.

Integrated Supply Chain

Just as IBM works to transform its clients’ supply chains for greater efficiency and responsiveness to global market conditions, the company continues to derive business value from its own globally integrated supply chain, reinvented as a strategic advantage for the company to create value for clients and shareholders. IBM leverages its supply-chain expertise for clients through its supply-chain business transformation outsourcing service to optimize and help operate clients’ end-to-end supply-chain processes, from procurement to logistics.

IBM spends approximately $38 billion annually through its supply chain, procuring materials and services around the world. The company’s supply, manufacturing and logistics and customer fulfillment operations are integrated in one operating unit that has reduced inventories, improved response to marketplace opportunities and external risks and converted fixed to variable costs. Simplifying and streamlining internal processes has improved operations, sales force productivity and processes, and these actions have improved client satisfaction.

Integrated Technology Delivery

Integrated Technology Delivery (ITD) brings together all of the company’s worldwide service delivery capabilities for Strategic Outsourcing with strong local and regional management teams supported by a set of global competencies. ITD leverages the company’s global scale and advanced technology to deliver standardized solutions that are automated, repeatable and globally integrated. Through the company’s global position, clients gain cost advantages, access to industry-leading skills and access to IBM’s scale and overall flexibility. ITD manages the world’s largest privately-owned IT infrastructure with employees in over 30 countries supporting over 400 data centers.

Integrated Managed Business Process Delivery

Integrated Managed Business Process Delivery (IMBPD) provides highly efficient, world-class delivery capabilities in IBM’s business process delivery operations, which include Business Transformation Outsourcing, Business Process Outsourcing, Business Process Services and Application on Demand. IMBPD has employees and delivery centers in over 40 countries worldwide.

Key Business Drivers

The following are some of the key drivers of the company’s business.

ECONOMIC ENVIRONMENT AND CORPORATE SPENDING BUDGETS

Global demand for systems, software and services is a key driver of the company’s business and financial performance. IBM’s diverse set of products and offerings is designed to provide more consistent results in both strong and weak economic environments. The company accomplishes this by not only having a mix of offerings with long-term cash and income streams, as well as cyclical transaction-based sales, but also by continually developing competitive products and solutions and effectively managing a skilled resource base. IBM continues to transform itself to take advantage of shifting demand trends, focusing on client- and industry-specific solutions, business performance and open standards.

INTERNAL BUSINESS TRANSFORMATION AND GLOBAL INTEGRATION INITIATIVES

IBM is committed to its transformation to a globally integrated enterprise. The company continues to drive greater productivity, flexibility and cost savings by transforming and globally integrating its own business processes and functions. In addition to eliminating redundancies and overhead structures to drive productivity, this integration has improved IBM’s capacity to innovate by providing greater clarity of key priorities around shared goals and objectives and led to a sharper focus for the company on learning, development and knowledge sharing.

INNOVATION INITIATIVES

IBM invests to improve its ability to help its clients innovate. Investment may occur in the research and development of new products and services, as well as in the establishment of new collaborative and cocreation relationships with developers, other companies and other institutions. Examples include IBM’s leadership positions in the design of smaller, faster and energy-efficient semiconductor devices; systems virtualization, Green Data Centers and the design of “grid” computing networks that allow computers to share processing power.

OPEN STANDARDS

The broad adoption of open standards is essential to the computing model for an on demand business and is a significant driver of collaborative innovation across all industries. Without interoperability among all manner of computing platforms, the integration of any client’s internal systems, applications and processes remains a monumental and expensive task. The broad-based acceptance of open standards — rather than closed, proprietary architectures — also allows the computing infrastructure to more easily absorb (and thus benefit from) new technical innovations. IBM’s support of open standards is evidenced by the enabling of its products to support open standards such as Linux, and the development of Rational software development tools, which can be used to develop and upgrade other companies’ software products.

INVESTING IN GROWTH OPPORTUNITIES

The company is continuing to refocus its business on the higher value segments of enterprise computing — providing technology and transformation services to clients’ businesses. Consistent with that focus, the company continues to significantly invest in growth opportunities as a way to drive revenue growth and market share gains. Areas of investment include strategic acquisitions, primarily in software and services, focused client- and industry-specific solutions, maintaining technology leadership and emerging growth countries worldwide.

Management Discussion	14
Road Map	14
Forward-Looking and Cautionary Statements	15
Management Discussion Snapshot	16
Description of Business	17
Year in Review	23
Prior Year in Review	37
Discontinued Operations	42
Other Information	42
Global Financing	50
Report of Management	56
Report of Independent Registered Public Accounting Firm	57
Consolidated Statements	58
Notes	64

Year in Review

Results of Continuing Operations

SEGMENT DETAILS

The following is an analysis of the 2007 versus 2006 reportable segment results. The analysis of 2006 versus 2005 reportable segment results is on pages 39 to 41.

The following table presents each reportable segment’s external revenue and gross margin results.

			YR.-TO-YR.		YR.-TO-YR.
			PERCENT/		PERCENT CHANGE
($ in millions)			MARGIN		ADJUSTED
FOR THE YEAR ENDED DECEMBER 31:	2007	2006	CHANGE		FOR CURRENCY
Revenue:
Global Technology Services	$36,103	$32,322	11.7%		7.4%
Gross margin	29.9%	29.8%	0.1	pts.
Global Business Services	18,041	15,969	13.0%		9.0%
Gross margin	23.5%	23.1%	0.4	pts.
Systems and Technology	21,317	21,970	(3.0)%		(5.8)%
Gross margin	39.7%	37.7%	2.0	pts.
Software	19,982	18,161	10.0%		5.6%
Gross margin	85.2%	85.2%	(0.0	)pts.
Global Financing	2,502	2,365	5.8%		2.2%
Gross margin	46.7%	50.3%	(3.5	)pts.
Other	842	637	32.1%		29.5%
Gross margin	4.4%	5.7%	(1.4	)pts.
Total revenue	$98,786	$91,424	8.1%		4.2%
Gross profit	$41,729	$38,295	9.0%
Gross margin	42.2%	41.9%	0.4	pts.

The following table presents each reportable segment’s external revenue as a percentage of total segment revenue and each reportable segment’s pre-tax income as a percentage of total segment pre-tax income.

	REVENUE		PRE-TAX INCOME*
FOR THE YEAR ENDED DECEMBER 31:	2007	2006	2007	2006
Global Technology Services	36.9%	35.6%	23.5%	24.0%
Global Business Services	18.4	17.6	13.6	12.5
Total Global Services	55.3	53.2	37.1	36.5
Systems and Technology	21.8	24.2	14.2	12.7
Global Financing	2.6	2.6	9.1	10.6
Total Systems and Technology/Financing	24.3	26.8	23.3	23.3
Software	20.4	20.0	39.6	40.1
Total	100.0%	100.0%	100.0%	100.0%

* Segment pre-tax income includes transactions between segments that are intended to reflect an arm’s-length transfer price.

Global Services

The company’s Global Services segments, Global Technology Services and Global Business Services had a combined revenue of $54,144 million, an increase of 12.1 percent (8 percent adjusted for currency) in 2007 when compared to 2006. The Global Services segments delivered combined pre-tax profit of $5,622 million, an increase of 12.6 percent versus the prior year. The company has made considerable progress implementing its strategies across the Global Services offerings. These actions have resulted in improved financial performance with strong and balanced contribution across all geographies and business lines.

($ in millions)			YR.-TO-YR.
FOR THE YEAR ENDED DECEMBER 31:	2007	2006	CHANGE
Global Services revenue:	$54,144	$48,291	12.1%
Global Technology Services	$36,103	$32,322	11.7%
Strategic Outsourcing	18,701	17,044	9.7
Integrated Technology Services	8,438	7,448	13.3
Business Transformation Outsourcing	2,294	1,845	24.4
Maintenance	6,670	5,986	11.4
Global Business Services	$18,041	$15,969	13.0%

Global Technology Services (GTS) revenue increased 11.7 percent (7 percent adjusted for currency) in 2007 versus 2006. The strong performance reflects the extensive transformation which has occurred in this business over the past few years. This transformation included revamping the entire Integrated Technology Services (ITS) portfolio, continued improvement in Strategic Outsourcing (SO) delivery and a disciplined approach to driving new business in existing accounts. Total signings in GTS increased 2 percent, with shorter term signings growth of 4 percent and 1 percent growth in longer term signings.

SO revenue was up 9.7 percent (5 percent adjusted for currency) with growth in all geographies, led by Europe/Middle East/Africa (EMEA) and Asia Pacific. Revenue growth benefited from prior-year signings, sales of new business in existing accounts, lower base contract erosion and good yield from 2007 signings. SO signings in 2007 decreased 1 percent when compared to 2006.

ITS revenue increased 13.3 percent (9 percent adjusted for currency) in 2007 versus 2006. Revenue growth was driven primarily by increased signings and reflects the strength of the ITS portfolio worldwide. The revamped ITS portfolio includes 10 Service Product Lines which complement hardware offerings from Systems and Technology and software offerings from the Software business. The acquisition of Internet Security Systems (ISS), in the fourth quarter of 2006, also contributed to the revenue growth this year. ITS signings increased 4 percent in 2007, with good performance in the key offerings, including Green Data Center, Server Management Services and SOA.

Business Transformation Outsourcing (BTO) revenue increased 24.4 percent (20 percent adjusted for currency), with double-digit growth in all geographies. BTO signings increased 17 percent year over year.

Maintenance revenue increased 11.4 percent (7 percent adjusted for currency) driven primarily by increased availability services on non-IBM IT equipment. Services provided to InfoPrint Solutions, following the divestiture of the printer business in the second quarter, contributed 4 points of growth.

Global Business Services (GBS) revenue increased 13.0 percent (9 percent adjusted for currency) in 2007, with balanced growth across all three geographies. Revenue performance was led by double-digit growth in application management services offerings and growth in all consulting service lines. Total signings in GBS increased 1 percent, led by 5 percent growth in shorter term signings. Longer term signings decreased 7 percent year over year.

($ in millions)			YR.-TO-YR.
FOR THE YEAR ENDED DECEMBER 31:	2007	2006	CHANGE
Global Services gross profit:
Global Technology Services:
Gross profit	$10,800	$9,623	12.2%
Gross profit margin	29.9%	29.8%	0.1	pts.
Global Business Services:
Gross profit	$4,240	$3,694	14.8%
Gross profit margin	23.5%	23.1%	0.4	pts.

GTS gross profit increased 12.2 percent compared to 2006, with gross profit margin improving 0.1 points, driven primarily by margin expansion in SO due to an improved cost structure and ITS, which benefited from a mix to higher value offerings. Segment pre-tax profit increased 8.2 percent to $3.6 billion with a pre-tax margin of 9.4 percent, a decline of 0.2 points versus 2006. Increased investments in sales and delivery, acquisitions and restructuring charges were essentially offset by productivity improvements and effective expense management.

Transformation actions executed by GBS over the past two years have resulted in profitable growth. GBS gross profit increased 14.8 percent to $4.2 billion in 2007 when compared to 2006, and the gross profit margin improved 0.4 points. Segment pre-tax profit increased 21.0 percent to $2.1 billion with a pre-tax margin of 10.7 percent, an improvement of 0.9 points year over year. The margin expansion has been driven primarily by revenue growth, ongoing productivity and utilization initiatives and expense management.

Management Discussion	14
Road Map	14
Forward-Looking and Cautionary Statements	15
Management Discussion Snapshot	16
Description of Business	17
Year in Review	23
Prior Year in Review	37
Discontinued Operations	42
Other Information	42
Global Financing	50
Report of Management	56
Report of Independent Registered Public Accounting Firm	57
Consolidated Statements	58
Notes	64

Global Services Signings

In 2007, total Global Services signings increased 1 percent year to year to $49,895 million. Shorter term signings were $22,014 million, an increase of 5 percent year to year. Longer term signings decreased 1 percent to $27,880 million, however, the average duration of longer term contracts signed in 2007 was 1.1 years shorter than contracts signed in 2006. Therefore, while longer term signings were essentially flat year to year, the annualized revenue expected from these signings is higher versus the prior year. GTS signings were $30,154 million and GBS signings were $19,741 million in 2007. The total Global Services backlog increased $2 billion from the prior year to an estimated $118 billion.

($ in millions)
FOR THE YEAR ENDED DECEMBER 31:	2007	2006
Global Technology Services Signings
Longer term	$21,550	$21,337
Shorter term	8,604	8,271
Total	$30,154	$29,608
Global Business Services Signings
Longer term	$6,330	$6,838
Shorter term	13,411	12,727
Total	$19,741	$19,565

Global Services signings are management’s initial estimate of the value of a client’s commitment under a Global Services contract. Signings are used by management to assess period performance of Global Services management. There are no third-party standards or requirements governing the calculation of signings. The calculation used by management is an approximation of constant currency and involves estimates and judgments to gauge the extent of a client’s commitment, including the type and duration of the agreement, and the presence of termination charges or wind-down costs. For example, for longer term contracts that require significant up-front investment by the company, the portions of these contracts that are a signing are those periods in which there is a significant economic impact on the client if the commitment is not achieved, usually through a termination charge or the client incurring significant wind-down costs as a result of the termination. For shorter term contracts that do not require significant upfront investments, a signing is usually equal to the full contract value. Longer term contracts represent SO and BTO contracts as well as GBS contracts with the
U.S. Federal government and its agencies and Application Management Services (AMS) for custom and legacy applications. Shorter term contracts represent the remaining GBS offerings of Consulting and Systems Integration, AMS for packaged applications and ITS contracts. These amounts have been adjusted to exclude the impact of year-to-year currency changes.

Signings include SO, BTO, ITS and GBS contracts. Contract extensions and increases in scope are treated as signings only to the extent of the incremental new value. Maintenance is not included in signings as maintenance contracts tend to be more steady state, where revenues equal renewals.

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

Contract portfolios purchased in an acquisition are treated as positive backlog adjustments provided those contracts meet the company’s requirements for initial signings. A new signing will be recognized if a new services agreement is signed incidental or coincidental to an acquisition or divestiture.

Systems and Technology

($ in millions)			YR.-TO-YR.
FOR THE YEAR ENDED DECEMBER 31:	2007	2006	CHANGE
Systems and Technology revenue:	$21,317	$21,970	(3.0)%
System z			(11.2)
System i			(10.6)
System p			8.8
System x			7.0
System Storage			5.1
Microelectronics			(11.8)
Engineering & Technology Services			6.5
Retail Store Solutions			14.5
Printing Systems			(63.1)

Systems and Technology revenue decreased 3.0 percent (6 percent adjusted for currency) in 2007 versus 2006. On June 1, 2007, the company completed the divestiture of its printing business to Ricoh. This resulted in the loss of approximately $600 million of Systems and Technology revenue in 2007 when compared to 2006. See note C, “Acquisitions/Divestitures,” on pages 80 and 81 for additional information regarding this divestiture. Systems and Technology revenue, excluding the printing business, was flat (declined 3 percent adjusted for currency) in 2007 versus 2006.

System z revenue decreased 11.2 percent (15 percent adjusted for currency) year to year. System z MIPS (millions of instructions per second) shipments increased 3 percent in 2007 versus 2006. System z revenue declined in the second half of 2007 following a long and successful technology cycle of over two-and-a-half years. The expected announcement and availability of the next generation mainframe is late February 2008.

System i revenue decreased 10.6 percent (14 percent adjusted for currency) in 2007 versus 2006. Although System i revenue declined year over year, fourth-quarter 2007 revenue increased 2 percent with growth in POWER6 servers which were introduced late in the third quarter of 2007.

System p revenue increased 8.8 percent (5 percent adjusted for currency) in 2007 versus 2006. The increase was primarily driven by strength in mid-range POWER5+ and POWER6 servers, which increased 23 percent in 2007 versus the prior year. System p revenue increased in all geographies, with particular strength in Asia Pacific. In the first quarter of 2008, the company will announce and ship POWER6 technology in System p’s entry segment.

System x revenue increased 7.0 percent (3 percent adjusted for currency) in 2007 versus 2006. Revenue performance was driven by System x server products which grew 8 percent and System x blades which increased 16 percent in 2007 versus 2006. The new x86 servers with quad-core processors and BladeCenter-S for the Small and Medium Business sector shipped in the fourth quarter and were well received in the market place.

System Storage revenue increased 5.1 percent (2 percent adjusted for currency) in 2007 versus 2006. The increase was primarily driven by 13 percent growth in tape products, while external disk products increased 1 percent in 2007. Enterprise tape products had strong double-digit revenue growth, while Midrange tape products had mid single-digit revenue growth. The company completed the acquisition of XIV in late December, which will further strengthen its storage portfolio in the long term. This acquisition positions the company to grow in emerging opportunities like Web 2.0 applications, digital archives and digital media.

Microelectronics revenue decreased 11.8 percent in 2007 versus 2006, driven by reduced demand for game processors. The Microelectronics OEM business has minimal impact to the company’s overall net income, but this business continues to deliver key technology to the systems business, which is the fundamental objective of the company’s investment.

Retail Store Solutions revenue increased 14.5 percent (11 percent adjusted for currency) in 2007 versus 2006, primarily due to the continued roll out of new programmable point-of-sale solutions to large retail clients.

Printing Systems revenue decreased as a result of the divestiture of the business. The 2007 results include five months of revenue while the 2006 results include 12 months of revenue.

($ in millions)			YR.-TO-YR.
FOR THE YEAR ENDED DECEMBER 31:	2007	2006	CHANGE
Systems and Technology gross profit:
Gross profit	$8,468	$8,284	2.2%
Gross profit margin	39.7%	37.7%	2.0	pts.

The increase in Systems and Technology gross profit dollars for 2007 versus 2006 was primarily due to higher gross profit margins in System z, System p and System x servers. The Systems and Technology gross profit margin increased 2.0 points to 39.7 percent in 2007. System p performance contributed 1.3 points to the overall margin improvement, while System z and System x contributed 0.7 points and 0.4 points, respectively. These increases were partially offset by lower gross margins in System i of 0.2 points and System Storage 0.2 points.

Systems and Technology pre-tax margin expanded 2.1 points to 9.6 percent in 2007, reflecting a strong combination of operational cost management and the value that virtualization is driving in the enterprise space.

Software

($ in millions)			YR.-TO-YR.
FOR THE YEAR ENDED DECEMBER 31:	2007	2006*	CHANGE
Software revenue:	$19,982	$18,161	10.0%
Middleware	$15,505	$13,891	11.6%
Key Branded Middleware	10,827	9,373	15.5
WebSphere Family			19.1
Information Management			14.7
Lotus			8.7
Tivoli			18.0
Rational			13.7
Other Middleware	4,678	4,518	3.5
Operating Systems	2,319	2,273	2.0
Product Lifecycle Management	1,051	1,123	(6.4)
Other	1,107	874	26.7

* Reclassified to conform with 2007 presentation.

Management Discussion	14
Road Map	14
Forward-Looking and Cautionary Statements	15
Management Discussion Snapshot	16
Description of Business	17
Year in Review	23
Prior Year in Review	37
Discontinued Operations	42
Other Information	42
Global Financing	50
Report of Management	56
Report of Independent Registered Public Accounting Firm	57
Consolidated Statements	58
Notes	64

Software segment revenue of $19,982 million increased 10.0 percent (6 percent adjusted for currency) in 2007 reflecting strong demand for the key branded middleware products. Revenue performance was led by double-digit growth in the Financial Services, Public and Small and Medium Business sectors. Clients are using IBM middleware to effectively improve their operating leverage and business efficiency.

Revenue from Key Branded Middleware, which includes WebSphere, Information Management, Lotus, Tivoli and Rational products, was $10.8 billion, up 15.5 percent (11 percent adjusted for currency) and increased 3 points to 54 percent of total software segment revenue. The company has invested heavily in these products, through internal investments and targeted acquisitions, and expects the majority of its software revenue growth to come from this portion of the product portfolio.

Revenue from the WebSphere Family of products increased 19.1 percent (14 percent adjusted for currency) and was led by double-digit growth in WebSphere Application Servers and WebSphere Business Integration software. The strong revenue performance reflects the industry’s adoption of SOA. The WebSphere products provide the foundation for Web-enabled applications and are a key product set in deploying a client’s SOA.

Information Management revenue increased 14.7 percent (10 percent adjusted for currency) in 2007 versus the prior year. Information Management software enables clients to leverage Information on Demand. The acquisition of FileNet, in the fourth quarter of 2006, contributed strong revenue growth throughout the year. The Cognos acquisition, completed in the first quarter of 2008, will provide a strong entry in the Business Intelligence marketplace and is expected to provide synergies in software, services, servers and storage.

Lotus revenue increased 8.7 percent (4 percent adjusted for currency) in 2007 driven by the Notes/Domino family of products. Lotus software is well established as a tool for providing improved workplace collaboration and productivity. Lotus Connections, released in the second quarter, has been rapidly adapted by customers. The latest version of Lotus Notes, Lotus Notes 8.0, was delivered in the third quarter of 2007.

Revenue from Tivoli software, infrastructure software that enables clients to centrally manage networks including security and storage capability, increased 18.0 percent (13 percent adjusted for currency) with double-digit growth in each segment of the portfolio, Systems Management, Security and Storage. The acquisitions of MRO, in the fourth quarter of 2006, and Vallent and Consul, in the first quarter of 2007, also contributed to the brand’s revenue growth.

Rational revenue increased 13.7 percent (9 percent adjusted for currency) in 2007 which reflected strong customer acceptance of the integrated product set. Rational provides integrated tools to improve the software development process for clients. The closing of the Telelogic acquisition is conditioned upon satisfactory completion of regulatory reviews in the European Union. Telelogic’s suite of system programming tools complements Rational’s IT tool set, providing a complete tooling solution across a client’s enterprise.

Revenue from Other middleware products increased 3.5 percent (flat adjusted for currency) in 2007 versus the prior year. This software product set includes more mature products which provide a more stable flow of revenue.

Operating Systems revenue increased 2.0 percent (decreased 2 percent adjusted for currency) in 2007 versus 2006.

Product Lifecycle Management (PLM) revenue decreased 6.4 percent (11 percent adjusted for currency) in 2007 driven by declines in the Small and Medium Business sector. PLM software helps companies improve their product development processes and their ability to use product-related information across their businesses.

Other software segment revenue increased 26.7 percent (22 percent adjusted for currency) versus 2006 reflecting growth in software-related services, such as consulting and education.

($ in millions)			YR.-TO-YR.
FOR THE YEAR ENDED DECEMBER 31:	2007	2006	CHANGE
Software gross profit:
Gross profit	$17,015	$15,471	10.0%
Gross profit margin	85.2%	85.2%	0.0	pts.

Software segment gross profit increased 10.0 percent to $17.0 billion in 2007, driven primarily by strong revenue growth. Gross profit margin was 85.2 percent in 2007, flat versus the prior year.

The Software segment contributed $6.0 billion of pre-tax profit in 2007, an increase of 9.3 percent versus 2006. The segment pre-tax profit margin of 26.8 percent was essentially flat (declined 0.1 pt) versus the prior year, reflecting the integration of acquired businesses.

Global Financing

See page 51 for an analysis of Global Financing’s revenue and gross profit.

Geographic Revenue

In addition to the revenue presentation by reportable segment, the company also measures revenue performance on a geographic basis.

The following geographic, regional and country-specific revenue performance excludes OEM revenue, which is presented separately.

($ in millions)			YR.-TO-YR.
FOR THE YEAR ENDED DECEMBER 31:	2007	2006	CHANGE
Geographies:
Americas	$41,122	$39,511	4.1%
EMEA	34,699	30,491	13.8
Asia Pacific	19,501	17,566	11.0
OEM	3,465	3,856	(10.1)
Total	$98,786	$91,424	8.1%

From a geographic perspective, revenue increased in all geographies in 2007 when compared to 2006. Adjusted for currency, revenue growth was led by Asia Pacific and steady performance throughout the year in EMEA.

Americas’ revenue increased 4.1 percent (3 percent adjusted for currency) in 2007. Revenue increased in all regions with the U.S. up 2.9 percent, Canada 8.4 percent (2 percent adjusted for currency) and Latin America 8.6 percent (2 percent adjusted for currency).

EMEA revenue increased 13.8 percent (5 percent adjusted for currency) in 2007 when compared to 2006. Within the European market, IT spending grew at a moderate rate, and the company’s mid single-digit revenue growth rates throughout 2007 reflected that environment. In the major countries, Spain’s revenue grew 21.7 percent (11 percent adjusted for currency), while Germany’s revenue increased 14.6 percent (5 percent adjusted for currency) and the U.K.’s revenue increased 11.3 percent (3 percent adjusted for currency). France’s revenue increased 10.2 percent (1 percent adjusted for currency) and Italy’s revenue grew 8.7 percent (decreased 1 percent adjusted for currency).

Asia Pacific revenue increased 11.0 percent (8 percent adjusted for currency) year over year. Growth was led by strong performance in the India, Greater China, Australia/New Zealand, ASEAN and Korea regions, where the economies remain strong, with combined revenue growth of 23.8 percent (17 percent adjusted for currency). Japan revenue, which represents 49 percent of the Asia Pacific revenue base, was flat (increased 1 percent adjusted for currency) in 2007 when compared to 2006, reflecting a slower economy.

Across the geographies, the emerging BRIC countries of Brazil, Russia, India, and China together grew 26.3 percent (18 percent adjusted for currency), reflecting the investments made to build capabilities and capture opportunities in these countries. Brazil’s revenue increased 14.3 percent (1 percent adjusted for currency), while Russia’s revenue grew 30.3 percent (30 percent adjusted for currency). India’s revenue increased 37.9 percent (26 percent adjusted for currency) and China’s revenue increased 32.5 percent (29 percent adjusted for currency). In addition to the BRIC markets, the company has also had strong revenue growth in other nations where there is strong demand for business and IT infrastructure solutions.

Revenue growth rates, as reported, were impacted in 2007 as a result of the divestiture of the printing business on June 1, 2007. Revenue, excluding the printing business in both years, increased as follows compared to 2006:

•      Americas — 5.2%

•      EMEA — 14.5%

•      Asia Pacific — 11.8%

•      IBM Consolidated — 8.9%

The company believes that the analysis that excludes the printing business revenues is a better indicator of operational performance on an ongoing basis.

OEM revenue decreased 10.1 percent (10 percent adjusted for currency) in 2007 when compared to 2006, driven by a slowdown in demand for game processors.

Management Discussion	14
Road Map	14
Forward-Looking and Cautionary Statements	15
Management Discussion Snapshot	16
Description of Business	17
Year in Review	23
Prior Year in Review	37
Discontinued Operations	42
Other Information	42
Global Financing	50
Report of Management	56
Report of Independent Registered Public Accounting Firm	57
Consolidated Statements	58
Notes	64

Total Expense and Other Income

($ in millions)			YR.-TO-YR.
FOR THE YEAR ENDED DECEMBER 31:	2007	2006	CHANGE
Total expense and other income	$27,240	$24,978	9.1%
Expense to Revenue	27.6%	27.3%	0.3	pts.

Total expense and other income increased 9.1 percent (5 percent adjusted for currency) in 2007 versus 2006. Overall, the increase was primarily due to increased Selling, general and administrative (SG&A) expense and Interest expense. SG&A expense increased $1,801 million primarily due to acquisition related spending, as well as increased investments in emerging countries and the software and services businesses. Interest expense increased $333 million primarily due to higher debt associated with the financing of the ASR agreements. In addition, Other (income) and expense declined $140 million in income primarily due to higher losses on derivative instruments. The expense-to-revenue ratio increased 0.3 points to 27.6 percent in 2007, as revenue increased 8.1 percent and expense increased 9.1 percent in 2007 versus 2006. For additional information regarding the increase in Total expense and other income, see the following analyses by category:

Selling, General and Administrative

($ in millions)			YR.-TO-YR.
FOR THE YEAR ENDED DECEMBER 31:	2007	2006*	CHANGE
Selling, general and administrative — base	$19,078	$17,457	9.3%
Advertising and promotional expense	1,242	1,195	3.9
Workforce reductions — ongoing	318	272	16.6
Amortization expense — acquired intangibles	234	220	6.7
Retirement-related expense	607	587	3.5
Stock-based compensation	480	541	(11.3)
Bad debt expense	100	(13)	NM
Total	$22,060	$20,259	8.9%

* Reclassified to conform with 2007 presentation as the Restructuring category ($33 million in 2007 and $15 million in 2006) was combined into the SG&A — base category.

NM — Not meaningful

Total SG&A expense increased 8.9 percent (6 percent adjusted for currency). The increase was primarily driven by acquisition related spending (3 points), the effects of currency (3 points) and investments in the software and services businesses, as well as emerging markets. These investments reflect the continuing business mix shift to higher value offerings which require higher operating expenses. The returns on these investments are reflected in the momentum in key branded middleware offerings, growth in emerging markets and improved Global Services revenue. In addition, Bad debt expense increased $113 million primarily due to an increase in the provision for doubtful accounts. The reserve coverage for receivables at year end was 1.5 percent, essentially flat versus year-end 2006. Workforce reductions — ongoing increased as a result of actions taken to address cost issues in GTS, primarily in SO, during the second quarter of 2007.

Other (Income) and Expense

($ in millions)			YR.-TO-YR.
FOR THE YEAR ENDED DECEMBER 31:	2007	2006*	CHANGE
Foreign currency transaction gains	$(143)	$(130)	10.1%
Losses on derivative instruments	382	135	183.5
Interest income	(565)	(536)	5.3
Net gains from securities and investments assets	(68)	(40)	68.5
Net realized gains from certain real estate activities	(18)	(41)	(56.0)
Other	(214)	(154)	39.3
Total	$(626)	$(766)	(18.3)%

* Reclassified to conform with 2007 presentation deleting 2006 categories for restructuring $(7) million and $(45) million for Lenovo/Microsoft gains and combining these items in the Other category for both years.

Other (income) and expense was income of $626 million and $766 million in 2007 and 2006, respectively. The decrease in income was primarily due to higher losses on derivative instruments. The company hedges its major cross-border cash flows to mitigate the effect of currency volatility in the year-over-year results. The impact of these hedging programs is primarily reflected in Other (income) and expense, as well as cost of goods sold. This year, losses from derivatives, as a result of currency movements, resulted in $247 million of year-to-year impact to Other (income) and expense. This decrease in income was partially offset by a gain from the divestiture of the printing business in the second quarter and sales of Lenovo stock in the first and second quarters of 2007 (see note C, “Acquisitions/Divestitures,” on pages 80 and 81 for additional information).

Research, Development and Engineering

($ in millions)			YR.-TO-YR.
FOR THE YEAR ENDED DECEMBER 31:	2007	2006	CHANGE
Research, development and engineering:
Total	$6,153	$6,107	0.8%

The increase in Research, development and engineering (RD&E) expense was primarily driven by acquisitions and investments to maintain technology leadership across the product offerings. Software spending increased $339 million partially offset by lower Systems and Technology spending of $204 million in 2007 versus 2006. Retirement-related expense increased $13 million in 2007 versus 2006, while stock-based compensation expense decreased $21 million year over year.

Intellectual Property and Custom Development Income

($ in millions)			YR.-TO-YR.
FOR THE YEAR ENDED DECEMBER 31:	2007	2006	CHANGE
Sales and other transfers of intellectual property	$138	$167	(17.7)%
Licensing/royalty-based fees	368	352	4.6
Custom development income	452	381	18.8
Total	$958	$900	6.4%

The timing and amount of Sales and other transfers of IP may vary significantly from period to period depending upon timing of divestitures, industry consolidation, economic conditions and the timing of new patents and know-how development. There were no significant IP transactions in 2007 and 2006.

Interest Expense

($ in millions)			YR.-TO-YR.
FOR THE YEAR ENDED DECEMBER 31:	2007	2006	CHANGE
Interest expense:
Total	$611	$278	119.6%

The increase in Interest expense was primarily due to the increase in debt to finance the ASR agreements. See note M, “Stockholders’ Equity,” on pages 92 and 93 for additional information regarding this transaction. Interest expense is presented in Cost of Financing in the Consolidated Statement of Earnings only if the related external borrowings are to support the Global Financing external business. See page 54 for additional information regarding Global Financing debt and interest expense.

Stock-Based Compensation

Total pre-tax stock-based compensation cost of $713 million decreased $134 million compared to 2006. The decrease was principally the result of a reduction in the level of stock option grants ($159 million), offset by an increase related to restricted and performance-based stock units ($25 million). The effects of stock-based compensation cost related to the divestiture of the printing business (a decrease of $1 million) were included in Other (income) and expense in the Consolidated Statement of Earnings. The year-to-year reductions in pre-tax stock-based compensation cost were reflected in the following categories: Cost ($50 million); SG&A expense ($61 million); RD&E expense ($21 million) and Other (income) and expense ($1 million).

There was no significant capitalized stock-based compensation cost at December 31, 2007 and 2006.

See note T, “Stock-Based Compensation,” on pages 102 to 105 for additional information on the company’s stock-based incentive awards.

Retirement-Related Benefits

The following table provides the total pre-tax cost for all retirement-related plans. Cost amounts are included as an addition to the cost and expense amounts in the Consolidated Statement of Earnings within the caption (e.g., Cost, SG&A, RD&E) relating to the job function of the plan participants.

($ in millions)			YR.-TO-YR.
FOR THE YEAR ENDED DECEMBER 31:	2007	2006	CHANGE
Defined benefit and contribution pension plans cost	$2,198	$2,040	7.7%
Nonpension postretirement plans costs	399	388	2.8
Total	$2,597	$2,428	7.0%

Overall, retirement-related plan costs increased $169 million versus 2006.

The increase in retirement-related plan costs was driven primarily as a result of changes in retirement plan assumptions as well as the impact of changes in foreign currency.

Retirement-related plan costs increased approximately $131 million in Cost, $21 million in SG&A expense, $13 million in RD&E expense and $5 million in Other (income) and expense year to year. See note U, “Retirement-Related Benefits,” on pages 105 to 116 for additional information on the company’s benefit plans including a description of the plans, plan financial information and assumptions.

Management Discussion	14
Road Map	14
Forward-Looking and Cautionary Statements	15
Management Discussion Snapshot	16
Description of Business	17
Year in Review	23
Prior Year in Review	37
Discontinued Operations	42
Other Information	42
Global Financing	50
Report of Management	56
Report of Independent Registered Public Accounting Firm	57
Consolidated Statements	58
Notes	64

Acquired Intangible Asset Amortization

The company has been investing in targeted acquisitions primarily in its Software and Global Services segments to increase its capabilities in higher value market segments. The following table presents the total acquired intangible asset amortization included in the Consolidated Statement of Earnings. See note I, “Intangible Assets Including Goodwill,” on pages 84 and 85 for additional information.

($ in millions)			YR.-TO-YR.
FOR THE YEAR ENDED DECEMBER 31:	2007	2006*	CHANGE
Cost:
Software	$91	$81	12.6%
Services	42	12	252.7
Hardware	—	3	NM
Selling, general and administrative expense	234	220	6.7
Total	$367	$316	16.3%

* Reclassified to conform with 2007 presentation of Services and Selling, general and administrative expense categories.

NM — Not meaningful

Income Taxes

The effective tax rate for 2007 was 28.1 percent, compared with 29.3 percent in 2006. The 1.2 point decrease was primarily driven by the absence of the one-time tax cost associated with the intercompany transfer of certain intellectual property in the fourth quarter of 2006 (4.3 points) and the absence of the benefit from the settlement of the U.S. federal income tax audit for the years 2001 through 2003, also in the fourth quarter of 2006 (3.0 points). The company also benefitted in 2007 from a more favorable mix of income in lower tax rate jurisdictions and increased capital loss and state credit benefits, offset by a reduction in certain tax incentives.

Earnings Per Share

Basic earnings per share is computed on the basis of the weighted-average number of shares of common stock outstanding during the period. Diluted earnings per share is computed on the basis of the weighted-average number of shares of common stock plus the effect of dilutive potential common shares outstanding during the period using the treasury stock method. Dilutive potential common shares include outstanding stock options, stock awards, convertible notes and shares which may be required to settle ASR agreements.

			YR.-TO-YR.
FOR THE YEAR ENDED DECEMBER 31:	2007	2006	CHANGE
Earnings per share of common stock:
Assuming dilution:
Continuing operations	$7.18	$6.06	18.5%
Discontinued operations	(0.00)	0.05	NM
Total	$7.18	$6.11	17.5%
Basic:
Continuing operations	$7.32	$6.15	19.0%
Discontinued operations	(0.00)	0.05	NM
Total	$7.32	$6.20	18.1%
Weighted-average shares outstanding (in millions):
Assuming dilution	1,450.6	1,553.5	(6.6)%
Basic	1,423.0	1,530.8	(7.0)%

NM — Not meaningful

Actual shares outstanding at December 31, 2007 and December 31, 2006 were 1,385.2 million and 1,506.5 million, respectively. The average number of common shares outstanding assuming dilution was 103.0 million shares lower in 2007 versus 2006. The decrease was primarily the result of the company’s common share repurchase program. See note M, “Stockholders’ Equity Activity,” on pages 92 and 93 for additional information regarding common share activities. Also see note R, “Earnings Per Share of Common Stock,” on page 101.

FINANCIAL POSITION

Dynamics

The assets and debt associated with the Global Financing business are a significant part of the company’s financial position. The financial position amounts appearing below and on pages 32 to 35 are the consolidated amounts including Global Financing. The amounts appearing in the separate Global Financing section are supplementary data presented to facilitate an understanding of the Global Financing business.

In 2007, the company repurchased $18.8 billion of its outstanding common stock, of which $12.5 billion was the initial purchase price of the shares repurchased through ASR agreements. Under the agreements, which were executed on May 25, 2007, the company repurchased 118.8 million shares from three banks for an initial price of $105.18 per share. The banks were expected to purchase an equivalent number of shares in the open market in the nine month period following May 25, 2007. As discussed in note M, “Stockholders’ Equity Activity,” on pages 92 and 93, the initial price of the ASR is subject to an adjustment based on the volume weighted average price of the shares during this period and this adjustment will be recorded in Stockholders’ equity in the Consolidated Statement of Financial Position on each of the settlement dates. The first settlement occurred on September 6, 2007, resulting in a settlement payment by the company of $151.8 million; the second settlement occurred on December 5, 2007, resulting in a settlement payment by the company of $253.1 million. The final settlement is expected to occur in March 2008.

The ASR transaction was guaranteed by the company and was executed through IBM International Group (IIG), a wholly owned foreign subsidiary of the company. The formation of IIG enabled the company to create a centralized foreign holding subsidiary to own most of its non-U.S. operations. IIG funded the repurchases with $1 billion in cash and an $11.5 billion, 364-day bridge loan with a number of financial institutions. The bridge loan was guaranteed by the company and carries an interest rate of the LIBOR plus 10 basis points. Principal and interest on IIG debt will be paid by IIG with cash generated by its non-U.S. operating subsidiaries. The execution of the ASR enabled the company to achieve a substantial share reduction, a lower cost of capital and an effective use of non-U.S. cash.

In the second half of 2007, IBM International Group Capital LLC (IIGC), an indirect, wholly owned subsidiary of the company, issued $4.1 billion in long-term debt and $2.8 billion in commercial paper. These proceeds were utilized to refinance the bridge loan associated with the ASR. In addition, approximately $750 million of the original amount has been repaid. At December 31, 2007, the outstanding balance of the bridge loan was $3.9 billion.

In addition, on January 29, 2008, IIGC issued $3.5 billion of 18-month floating rate notes. The proceeds will be utilized to further reduce the bridge loan associated with the ASR.

Consistent with retirement and postretirement plan accounting standards, the company remeasures the funded status of its plans at December 31. The funded status is measured as the difference between the fair value of the plan assets and the benefit obligation. The funded status is recognized in the Consolidated Statement of Financial Position. (See note A, “Significant Accounting Policies,” on pages 69 and 70 for additional information). At December 31, 2007, as a result of the company’s plan contributions, returns on plan assets and changes in certain retirement plan assumptions, the overall net funded status improved $7.2 billion from December 31, 2006 to a net over-funded position of $3.3 billion. This change is primarily reflected in Prepaid pension assets in the Consolidated Statement of financial position which increased $6.8 billion from the prior year-end balance.

In addition, Stockholders’ equity improved $4.7 billion as a result of changes from pension remeasurements and current year activity within Accumulated gains and (losses) not affecting retained earnings. See note U, “Retirement-Related Benefits,” on pages 105 to 116 for additional information.

Working Capital

($ in millions)
AT DECEMBER 31:	2007	2006
Current assets	$53,177	$44,660
Current liabilities	44,310	40,091
Working capital	$8,867	$4,569
Current ratio	1.20	1.11

Working capital increased $4,298 million compared to the prior year primarily as a result of a net increase in Current assets. The key drivers are described below:

Current assets increased $8,517 million due to:

•      An increase of $5,490 million in Cash and cash equivalents and Marketable securities including a $299 million currency impact. See Cash Flow analysis on page 33.

•      An increase of $1,941 million in short-term receivables driven by:

– increase of $460 million in financing receivables due to asset growth in commercial financing and client loans; and

– approximately $1,325 million currency impact.

•      An increase of $1,351 million in Prepaid expenses and other current assets primarily resulting from:

– an increase of $335 million in derivative assets primarily due to changes in foreign currency rates for certain cash flow hedges;

– an increase of $164 million due to prepaid software for services contracts ($94 million) and maintenance agreements ($70 million);

– an increase of $170 million in prepaid taxes;

– an increase of $128 million in deferred services arrangements transition costs; and

– approximately $158 million currency impact.

Current liabilities increased $4,220 million as a result of:

•      An increase of $3,333 million in Short-term debt primarily driven by increases in commercial paper;

•      An increase of $1,215 million in Deferred income mainly driven by Software ($502 million) and Global Technology Services ($543 million);

Management Discussion	14
Road Map	14
Forward-Looking and Cautionary Statements	15
Management Discussion Snapshot	16
Description of Business	17
Year in Review	23
Prior Year in Review	37
Discontinued Operations	42
Other Information	42
Global Financing	50
Report of Management	56
Report of Independent Registered Public Accounting Firm	57
Consolidated Statements	58
Notes	64

•      An increase of $528 million in Other accrued liabilities primarily due to an increase in derivative liabilities as a result of changes in foreign currency rates for hedges of net investment; partially offset by

•      A decrease of $997 million in Taxes payable primarily due to the adoption of FASB Interpretation Number (FIN) 48, “Accounting for Uncertainty in Income Taxes” (FIN 48); consistent with the provisions of FIN 48, $2,066 million of income tax liabilities on January 1, 2007 was reclassified from current to noncurrent liabilities; this was offset by current year income tax activity.

Cash Flow

The company’s cash flow from operating, investing and financing activities, as reflected in the Consolidated Statement of Cash Flows on page 60, is summarized in the following table. These amounts include the cash flows associated with the Global Financing business. See pages 52 through 55.

($ in millions)
FOR THE YEAR ENDED DECEMBER 31:	2007	2006
Net cash provided by/(used in) continuing operations:
Operating activities	$16,094	$15,019
Investing activities	(4,675)	(11,549)
Financing activities	(4,740)	(8,204)
Effect of exchange rate changes on cash and cash equivalents	294	201
Net cash used in discontinued operations — operating activities	(5)	(12)
Net change in cash and cash equivalents	$6,969	$(4,546)

Net cash from operating activities for 2007 increased $1,075 million as compared to 2006 driven by the following key factors:

•      An increase in net income of $925 million;

•      A decrease in cash related to deferred income taxes of $984 million primarily due to the impact of pension activity;

•      Retirement-related cash flows increased $622 million primarily due to lower pension funding of $795 million year to year;

•      Growth in accounts receivable drove a use of cash of $896 million; this was driven by Global Financing receivables ($1,045 million) as a result of asset growth;

•      Other assets/other liabilities drove an increase in cash of $1,587 million primarily resulting from:

–      an increase in cash from tax liabilities of $1,185 million mainly driven by an increase in income tax provisions and reserves; and

–      an increase in cash from deferred income of $398 million primarily due to prepayment of future services to be provided to Infoprint.

Net cash used in investing activities decreased $6,874 million on a year-to-year basis driven by:

•      The net impact of the purchases and sales of marketable securities and other investments resulted in an increase in cash of $4,006 million;

•      A decrease of $2,790 million utlized for acquisitions (see note C, “Acquisitions/Divestitures,” on pages 76 to 78 for additional information); and

•      An increase of $310 million received from divestitures driven by the printing business transaction;

Partially offset by:

•      An increase in net capital spending of $231 million resulting from:

–      an increase of $160 million primarily driven by Global Technology Services to support the outsourcing business; and

–      an increase of $71 million in capitalized software development expenditures.

Net cash used in financing activities decreased $3,464 million compared to 2006 as a result of:

•      An increase of $12,233 million in net cash proceeds from debt transactions primarily from issuances in support of the ASR; and

•      An increase of $2,438 million due to higher other common stock transactions mainly due to stock option exercises;

Partially offset by:

•      Higher common stock repurchases of $10,744 million driven by the ASR; and

•      Higher dividend payments of $464 million as a result of the increase in the common stock dividend from $1.10 to $1.50 per share.

Within total debt, on a net basis, the company had $12,112 million in net cash proceeds from new debt versus $121 million in net cash used in 2006 to retire debt. The net proceeds from new debt in 2007 was comprised of: $21,744 million of new debt issuances and $1,674 million in net short-term borrowings, partially offset by $11,306 million in cash payments to settle debt. See note J, “Borrowings,” on pages 85 to 88 for a listing of the company’s debt securities.

Noncurrent Assets and Liabilities

($ in millions)
AT DECEMBER 31:	2007	2006
Noncurrent assets	$67,254	$58,574
Long-term debt	$23,039	$13,780
Noncurrent liabilities (excluding debt)	$24,612	$20,857

The increase in Noncurrent assets of $8,680 million compared to the prior year-end balance was primarily driven by:

•      An increase of $6,788 million ($505 million due to currency) in Prepaid pension assets primarily resulting from an increase in overfunded pension plans reflecting year-end remeasurements;

•      An increase of $1,535 million ($526 million due to currency) in Long-term financing receivables mainly due to increased Global Financing volumes;

•      An increase of $1,431 million ($347 million due to currency) in Goodwill driven by acquisitions in 2007; and

•      An increase of $642 million in Plant, rental machines and other property (net) effectively all due to currency effects.

These increases were partially offset by:

•      A decrease of $1,621 million in Investments and sundry assets primarily resulting from:

–      a decrease of $2,367 million in noncurrent deferred tax assets primarily related to the pension remeasurements;

–      growth of $243 million in noncurrent deferred transition costs driven by an increase in long-term services arrangements with clients; and

–      $170 million due to increased investments in long-term marketable securities.

Long-term debt increased $9,259 million due to new borrowings in 2007 primarily to finance the ASR agreements. See note M, “Stockholders’ Equity Activity,” on pages 92 and 93 for detailed discussion.

Other Noncurrent liabilities, excluding debt, increased $3,755 million primarily driven by:

•      An increase in noncurrent tax reserves of $2,107 million as a result of a reclassification from current ($2,066 million) related to FIN 48 implementation and current year activity;

•      Growth of $558 million in noncurrent deferred income mainly driven by Global Technology Services;

•      An increase of $399 million in noncurrent deferred tax liabilities primarily due to pension remeasurement; and

•      An increase of $298 million in long-term derivative liabilities due to changes in foreign currency rates for hedge of net investments.

Debt

The company’s funding requirements are continually monitored and strategies are executed to manage the overall asset and liability profile. Additionally, the company maintains sufficient flexibility to access global funding sources as needed.

($ in millions)
AT DECEMBER 31:	2007	2006
Total company debt	$35,274	$22,682
Total Global Financing segment debt	$24,532	$22,287
Debt to support external clients	21,072	18,990
Debt to support internal clients	3,460	3,297

The Global Financing business provides funding predominantly for the company’s external client assets as well as for assets under contract by other IBM units. These assets, primarily for Global Services, generate long-term, stable revenue streams similar to the Global Financing asset portfolio. Based on their nature, these Global Services assets are leveraged with the balance of the Global Financing asset base. The debt analysis above is further detailed in the Global Financing section on page 54.

Non-Global Financing debt increased $10,348 million and the debt-to-capital ratio at December 31, 2007 was 30.0 percent. Non-Global Financing debt increased versus 2006 primarily due to the financing of the ASR agreements in the second quarter of 2007. The debt-to-capital ratio was 46.7 percent at June 30, 2007. A reduction of $1,034 million in non-Global Financing debt and an increase of $11,554 million in equity has reduced the ratio from the half-year point. See note M, “Stockholders’ Equity Activity,” on pages 92 and 93 for detailed information.

Equity

($ in millions)
AT DECEMBER 31:	2007	2006
Stockholders’ equity:
Total	$28,470	$28,506

The company’s consolidated Stockholders’ equity decreased $36 million in 2007 as a result of several key factors:

•      A decrease related to net stock transactions of $13,732 million, driven by common stock repurchases which resulted in an increase in Treasury stock in 2007.

Management Discussion	14
Road Map	14
Forward-Looking and Cautionary Statements	15
Management Discussion Snapshot	16
Description of Business	17
Year in Review	23
Prior Year in Review	37
Discontinued Operations	42
Other Information	42
Global Financing	50
Report of Management	56
Report of Independent Registered Public Accounting Firm	57
Consolidated Statements	58
Notes	64

This reduction was offset by:

•      An increase of $8,208 million in retained earnings primarily driven by net income of $10,418 million, partially offset by dividends ($2,147 million); and

•      An increase of $5,487 million in Accumulated gains and (losses) not affecting retained earnings primarily resulting from the non-cash equity impacts related to an increase in overfunded pension plans reflecting year-end remeasurements.

Consolidated Fourth-Quarter Results

			YR.-TO-YR.
			PERCENT/
($ and shares in millions except per share amounts)			MARGIN
FOR THE FOURTH QUARTER:	2007	2006	CHANGE
Revenue	$28,866	$26,257	9.9	%*
Gross profit margin	44.9%	44.6%	0.4	pts.
Total expense and other income	$7,481	$6,887	8.6%
Total expense and other income-to-revenue ratio	25.9%	26.2%	(0.3	)pts.
Income from continuing operations before income taxes	$5,489	$4,814	14.0%
Provision for income taxes	$1,537	$1,350	13.9%
Income from continuing operations	$3,951	$3,464	14.1%
Income from discontinued operations	$1	$76	NM
Net income	$3,952	$3,541	11.6%
Net income margin	13.7%	13.5%	0.2	pts.
Earnings per share of common stock:
Assuming dilution:
Continuing operations	$2.80	$2.26	23.9%
Discontinued operations	0.00	0.05	NM
Total	$2.80	$2.31	21.2%
Weighted-average shares outstanding:
Assuming dilution	1,412.9	1,532.5	(7.8)%

* 4.2 percent adjusted for currency.

NM — Not meaningful

CONTINUING OPERATIONS

In the fourth quarter, the company increased Income from continuing operations by 14.1 percent ($487 million) to $4.0 billion versus the fourth quarter of 2006. Diluted earnings per share from continuing operations of $2.80 increased 23.9 percent versus the prior year.

The company’s performance in the fourth quarter was driven by several factors:

•      The strength of the company’s global business model — led by strong performance in Asia Pacific and emerging country markets, plus continued solid performance in Europe;

•      Double-digit revenue growth in the Services and Software segments; and

•      Margin expansion led by the Systems and Technology and Software segments.

Total revenue in the fourth quarter of $28.9 billion increased 9.9 percent as reported (4 percent adjusted for currency). Revenue growth was led by the Global Services and Software segments and, on a geographic basis, by Asia Pacific, EMEA and the emerging countries.

The two services segments together had $14.9 billion of revenue in the fourth quarter, an increase of 16.5 percent (10 percent adjusted for currency) year to year, with double-digit revenue growth across all lines of business. Total signings for Global Services in the fourth quarter were $15.4 billion, a decrease of 13 percent versus the fourth quarter of 2006. Longer term signings decreased 25 percent compared to a very strong fourth quarter in 2006. Shorter term signings increased 8 percent. GTS revenue increased 16.4 percent (10 percent adjusted for currency), with double-digit growth across all business lines, geographies and sectors. GTS signings decreased 9 percent in the fourth quarter, with longer term signings decreasing 14 percent, partially offset by a 6 percent increase in shorter term signings. SO revenue increased 14.5 percent, driven primarily by prior-year signings, the continued sales of new business in existing accounts and good yield from current-year signings. SO signings decreased 26 percent versus fourth-quarter 2006. ITS revenue increased 11.4 percent, with growth in all geographies, led by EMEA and Asia Pacific. ITS signings increased 6 percent versus fourth-quarter 2006, led by double-digit growth in the Americas. BTO revenue increased 56.5 percent with double-digit growth in all geographies and continued strength in the Daksh business, which increased over 40 percent year to year. BTO signings increased 147 percent year to year. Maintenance revenue increased 16.2 percent and included services provided to InfoPrint Solutions, which contributed 7 points of growth in the quarter. GTS gross profit in the quarter increased 17.2 percent, with gross profit margin improving 0.2 points, primarily driven by margin expansion in SO and ITS. The GTS segment fourth-quarter pre-tax margin improved 0.9 points to 10.2 percent from fourth-quarter 2006. The margin improvement was driven primarily by an improved cost structure in SO, a mix to higher value products in ITS and good expense management. GBS revenue increased 16.8 percent (10 percent adjusted for currency) with growth in all geographies and sectors. Revenue performance was led by growth in AMS offerings and double-digit growth across all consulting service lines. GBS signings decreased 20 percent, driven by a 48-percent decline in longer term signings when compared to a very strong fourth quarter of 2006. Shorter term signings increased 9 percent to $3.9 billion for the quarter, the highest level of shorter term signings achieved in any quarter in this business. GBS gross profit increased 9.0 percent in the quarter, with a gross margin decline of 1.7 points due to higher employee bonus compensation costs. The GBS segment contributed $0.6 billion of pre-tax profit in the quarter, an increase of 9.2 percent versus the fourth quarter of 2006. Pre-tax profit margin declined 0.5 points to 11.3 percent driven primarily by the impact of higher employee bonus compensation in the quarter, partially offset by improved expense productivity.

Systems and Technology segment revenue was $6.8 billion, a decrease of 3.9 percent as reported (8 percent adjusted for currency), when compared to the fourth quarter of 2006; excluding the divested printer business, revenue was essentially flat (decreased 4 percent adjusted for currency). System z revenue decreased 15.1 percent, with revenue declines in the U.S. and EMEA, partially offset by double-digit revenue growth in Asia Pacific. This was the tenth quarter of a long and successful technology cycle for System z; MIPS shipments decreased 4 percent year to year. System i revenue increased 2.0 percent driven primarily by growth in POWER6 servers. System p revenue grew 9.5 percent, with growth in all geographies led by double-digit growth in Asia Pacific. This was the sixth consecutive quarter of revenue growth for System p, driven primarily by POWER6 servers. System x revenue increased 4.3 percent with growth in server products (6 percent) and blades (31 percent). Performance in the quarter reflected strong acceptance of the new BladeCenter-S, which was introduced at the end of the quarter, and strong demand for the new high-end Quad-Core processor servers. Systems Storage revenue increased 10.8 percent, driven by growth in tape products of 22 percent and external disk products of 7 percent. Retail Store Solutions revenue increased 5.9 percent. Microelectronics revenue declined 15.2 percent driven by a slowdown in demand for game processors. Segment gross margin at 45.7 percent, improved 3.9 points versus the fourth quarter of 2006 with margin improvement in every system brand, except System i. Systems and Technology segment pre-tax profit increased 17.8 percent to $1.4 billion. Pre-tax margin improved 3.8 points to 19.4 percent, driven primarily by operational cost management, a mix to higher end models within the brands and the value of the new POWER6 products in the market.

Software segment revenue of $6.3 billion, increased 11.6 percent (6 percent adjusted for currency), reflecting strong execution in closing transactions in the quarter and continued strong demand for the key branded middleware products. Revenue growth this quarter was primarily organic, as the company wrapped around prior year acquisitions. Revenue from key branded middleware increased 15.4 percent (9 percent adjusted for currency) and represented 58 percent of total software revenue. Revenue from the WebSphere Family of products grew 22.8 percent in the quarter, with strong performance tied to the industry’s adoption of services-oriented architecture. Information Management revenue increased 11.4 percent. The FileNet acquisition, now in its second year, contributed to the revenue growth. Lotus revenue increased 6.7 percent compared to a very strong fourth quarter of 2006. This is the thirteenth consecutive quarter of growth from Lotus software. Lotus Connections, which was released in June 2007, has been rapidly adopted by customers. Tivoli software revenue increased 19.0 percent with double-digit growth in Systems Management, Security and Storage products. Rational revenue increased 22.2 percent in the quarter, as the company’s largest customers embraced this integrated product set. Software gross profit increased 12.4 percent in the quarter, with margin improvement of 0.6 points. In addition to the strong revenue and gross profit performance in the fourth quarter, the Software segment delivered pre-tax profit of $2.4 billion, an increase of 20.8 percent. The pre-tax margin of 34.9 percent increased 2.6 points, reflecting the strong revenue growth with a relatively fixed cost base.

Global Financing revenue increased 7.7 percent (2 percent adjusted for currency), driven primarily by increased sales of used equipment.

From a geographic perspective, revenue increased in all geographies, led by strong performance in Asia Pacific, EMEA and the emerging countries. Americas’ revenue was $11.7 billion, an increase of 4.8 percent as reported (2 percent adjusted for currency). EMEA revenue increased 16.2 percent (6 percent adjusted for currency) to $10.8 billion. Revenue increased in most of the major countries, when adjusted for currency, led by Spain which was up 15 percent. Asia Pacific revenue increased 14.7 percent (9 percent adjusted for currency) to $5.5 billion, led by growth in the India, Greater China, Australia/New Zealand, ASEAN and Korea regions. Collectively, these regions increased 20.3 percent, adjusted for currency, versus the fourth quarter of 2006. The emerging BRIC countries of Brazil, Russia, India and China together grew 29.4 percent (18 percent

Management Discussion	14
Road Map	14
Forward-Looking and Cautionary Statements	15
Management Discussion Snapshot	16
Description of Business	17
Year in Review	23
Prior Year in Review	37
Discontinued Operations	42
Other Information	42
Global Financing	50
Report of Management	56
Report of Independent Registered Public Accounting Firm	57
Consolidated Statements	58
Notes	64

adjusted for currency). In addition to the BRIC markets, there are many other nations with a similar profile that have demonstrated rapidly growing markets with strong demand for business and IT infrastructure solutions. In December 2007, the company announced a new organization and management structure aimed at continuing to capture these opportunities.

Total expense and other income increased 8.6 percent compared to the fourth quarter of 2006. Total expense and other income to revenue ratio improved 0.3 points to 25.9 percent. Selling, general and administrative expense increased 7.0 percent (3 percent adjusted for currency), primarily driven by currency, continuing investments in key markets and acquisitions and increased accounts receivable provisions. Interest expense was $214 million, an increase of $144 million versus the fourth quarter of 2006. The higher level of interest expense was primarily driven by the increased debt utilized to fund the ASR agreements in the second quarter. Other (income) and expense was $98 million of income, a reduction of $52 million (34.5 percent) versus the fourth quarter of 2006. A reduction in gains on real estate transactions and losses from foreign currency transactions were partially offset by increased interest income due to higher cash balances.

The company’s effective tax rate in the fourth-quarter 2007 was 28.0 percent, flat when compared to the fourth-quarter 2006 rate.

Share repurchases totaled approximately $0.5 billion in the fourth quarter, including $0.3 billion related to the settlement of the ASR agreements (see note M, “Stockholders Equity Activity,” on pages 92 and 93). The weighted-average number of diluted common shares outstanding in the fourth quarter of 2007 was 1,412.9 million compared with 1,532.5 million in the fourth quarter of 2006.

The company generated $5,151 million in cash flow provided by operating activities, driven primarily by net income. Net cash from investing activities was a source of cash of $1,098 million in fourth quarter of 2007 versus a use of cash of $5,634 million in the fourth quarter of 2006, resulting primarily from the disposition of higher levels of short term marketable securities.

Prior Year in Review

			YR.-TO-YR.
			PERCENT/
($ and shares in millions except per share amounts)			MARGIN
FOR THE YEAR ENDED DECEMBER 31:	2006	2005	CHANGE
Revenue	$91,424	$91,134	0.3	%*
Gross profit margin	41.9%	40.1%	1.8	pts.
Total expense and other income	$24,978	$24,306	2.8%
Total expense and other income-to-revenue ratio	27.3%	26.7%	0.7	pts.
Income from continuing operations before income taxes	$13,317	$12,226	8.9%
Provision for income taxes	$3,901	$4,232	(7.8)%
Income from continuing operations	$9,416	$7,994	17.8%
Income/(loss) from discontinued operations	$76	$(24)	NM
Income before cumulative effect of change in accounting principle	$9,492	$7,970	19.1%
Cumulative effect of change in accounting principle, net of tax**	$—	$(36)	NM
Net income	$9,492	$7,934	19.6%
Net income margin	10.4%	8.7%	1.7	pts.
Earnings per share of common stock:
Assuming dilution:
Continuing operations	$6.06	$4.91	23.4%
Discontinued operations	0.05	(0.01)	NM
Cumulative effect of change in accounting principle**	—	(0.02)	NM
Total	$6.11	$4.87	25.5%
Weighted-average shares outstanding:
Assuming dilution	1,553.5	1,627.6	(4.6)%
Assets+	$103,234	$105,748	(2.4)%
Liabilities+	$74,728	$72,650	2.9%
Equity+	$28,506	$33,098	(13.9)%

* Flat adjusted for currency.

** Reflects implementation of FASB Interpretation No. 47, “Accounting for Conditional Asset Retirement Obligations.” See note B, “Accounting Changes,” on page 75 for additional information.

+ At December 31.

NM — Not meaningful

Continuing Operations

The company’s 2006 performance was the result of a series of actions taken over the last several years to steadily transform the company. The company has divested of businesses that are commoditizing, while investing in targeted acquisitions to continue to build capabilities in higher value areas. The company has also been focused on increasing productivity, to expand margins and improve efficiency. In addition, it has accelerated its move to become a globally integrated company. These actions have resulted in a more balanced mix of businesses and a stronger, more competitive and sustainable global business. The company’s 2006 financial results reflected this improved business model.

The company divested its Personal Computing business on April 30, 2005. Therefore, the reported results for 2006 did not include any activity for the Personal Computing Division, while the results for 2005 included four months of activity. This lack of comparable periods had a material impact on the company’s reported revenue growth.

Total revenue, as reported, increased 0.3 percent versus 2005; excluding the Personal Computing business external revenue from 2005, total 2006 revenue increased 3.6 percent (3.2 percent adjusted for currency). Pre-tax income from continuing operations grew 8.9 percent, while diluted earnings per share from continuing operations increased 23.4 percent compared to 2005. Income from continuing operations increased 17.8 percent compared to 2005, benefiting from a 5.3 point improvement in the effective tax rate year to year.

The increased revenue, excluding the Personal Computing business, in 2006 as compared to 2005, was primarily due to:

•      Improved demand in the Software business, driven by Key Branded Middleware products, with positive contributions from key acquisitions;

•      Increased demand in the Systems and Technology business driven by Microelectronics, System z and Storage; growth in System x and Retail Store Solutions; and

•      Continued growth in the emerging countries, Brazil, Russia, India and China, (up 21 percent) and solid performance in the Americas and EMEA geographies.

The increased income from continuing operations before income taxes in 2006 as compared to 2005 was primarily due to:

•      Revenue growth in the Software segment as discussed above;

•      Continued execution of the company’s productivity initiatives driving improved Global Services gross margins; and

•      Revenue growth and continued operational improvement in the Microelectronics business.

Total revenue, as reported, increased 0.3 percent (flat adjusted for currency) versus 2005. From a geographic perspective, as-reported revenue performance was mixed in 2006 compared to 2005, with growth in the Americas and EMEA, being offset by decreased revenue in Asia Pacific.

Americas’ revenue increased 1.8 percent (1 percent adjusted for currency) in 2006 versus 2005 and increased in all regions with the U.S. up 1.0 percent, Canada 2.4 percent (decreased 4 percent adjusted for currency) and Latin America 8.6 percent (3 percent adjusted for currency).

EMEA revenue increased 0.2 percent on an as-reported basis (declined 1 percent adjusted for currency) in 2006 when compared to 2005. In the major countries, the U.K. increased 0.5 percent (decreased 1 percent adjusted for currency), France increased 1.6 percent (flat adjusted for currency), Italy increased 1.6 percent (flat adjusted for currency) and Spain increased 2.1 percent (flat adjusted for currency). Revenue in Germany declined 2.8 percent (4 percent adjusted for currency) year to year.

Asia Pacific revenue declined 5.7 percent (3 percent adjusted for currency) year over year. Japan, which represented over 50 percent of the Asia Pacific revenue base, declined 10.1 percent (5 percent adjusted for currency). The Japan revenue decline was partially offset by increased revenue in Korea (12.6 percent) and India (22.9 percent).

The emerging countries of Brazil, Russia, India and China together grew 9.9 percent (5 percent adjusted for currency) as the company continued to invest to build capabilities in these countries. Brazil grew 15.4 percent (4 percent adjusted for currency), Russia increased 13.9 percent (14 percent adjusted for currency) and India increased 22.9 percent (26 percent adjusted for currency). China declined 0.3 percent (2 percent adjusted for currency) as performance was significantly impacted by the Personal Computing divestiture.

OEM revenue increased 17.9 percent (18 percent adjusted for currency) in 2006 driven by strong demand for game processors in the Microelectronics business.

The company believes that a more appropriate revenue analysis is one that excludes the revenue results of the Personal Computing Division in 2005 because it presents results on a comparable basis and provides a more meaningful focus on the company’s ongoing operational performance.

Total revenue, excluding the divested Personal Computing business, increased 3.6 percent (3.2 percent adjusted for currency) versus 2005. Adjusted for currency, revenue increased in all geographic markets with the strongest growth coming from the Americas.

Americas’ revenue grew 4.7 percent as reported (4 percent adjusted for currency), with growth in all regions. From a product perspective, the increased revenue was driven by software. Latin

Management Discussion	14
Road Map	14
Forward-Looking and Cautionary Statements	15
Management Discussion Snapshot	16
Description of Business	17
Year in Review	23
Prior Year in Review	37
Discontinued Operations	42
Other Information	42
Global Financing	50
Report of Management	56
Report of Independent Registered Public Accounting Firm	57
Consolidated Statements	58
Notes	64

America led the regions with growth of 14.4 percent (9 percent adjusted for currency). Brazil grew 18.9 percent (8 percent adjusted for currency). The U.S. increased 3.6 percent and Canada grew 6.5 percent (flat adjusted for currency).

EMEA revenue increased 3.2 percent (2 percent adjusted for currency) in 2006 when compared with 2005, with revenue growth in all the major countries, except Germany. Revenue increased in the U.K. 3.0 percent (1 percent adjusted for currency), France 4.0 percent (2 percent adjusted for currency) Spain 4.1 percent (2 percent adjusted for currency) and Italy 3.6 percent (2 percent adjusted for currency). Germany declined a modest 0.3 percent as reported (2 percent adjusted for currency) in 2006 when compared to 2005. Russia grew 21.1 percent (21 percent adjusted for currency).

Asia Pacific revenue declined 0.8 percent (increased 2 percent adjusted for currency) in 2006 versus the prior year. Although Japan revenue declined 7.5 percent (2 percent adjusted for currency), its performance improved sequentially throughout 2006 and returned to growth in the fourth quarter; partially offsetting the revenue decline in Japan was growth in other Asia Pacific regions. China grew 15.8 percent (14 percent adjusted for currency), Korea grew 14.2 percent (6 percent adjusted for currency) and India increased 38.5 percent (42 percent adjusted for currency).

For the year, the company benefited from solid contributions from the emerging countries of Brazil, Russia, India and China. Collectively, revenue from these four countries increased 20.5 percent (16 percent adjusted for currency) in 2006 versus 2005.

OEM revenue increased 17.9 percent (18 percent adjusted for currency) in 2006 versus 2005 driven by strong game processor demand in the Microelectronics business.

The following is an analysis of the reportable segment results for Global Services, Systems and Technology and Software. The Global Financing segment analysis is included in the Global Financing section on page 51.

GLOBAL SERVICES

($ in millions)			YR.-TO-YR.
FOR THE YEAR ENDED DECEMBER 31:	2006	2005	CHANGE
Global Services revenue:	$48,291	$47,407	1.9%
Global Technology Services	$32,322	$31,501	2.6%
Strategic Outsourcing	17,044	16,522	3.2
Integrated Technology Services	7,448	7,538	(1.2)
Maintenance	5,986	5,868	2.0
Business Transformation Outsourcing	1,845	1,573	17.2
Global Business Services	$15,969	$15,906	0.4%

GTS revenue increased 2.6 percent (2 percent adjusted for currency). SO revenue increased 3.2 percent due primarily to signings growth in 2005 and a continued focus on increasing sales in existing accounts. ITS revenue decreased 1.2 percent. The rate of revenue growth in ITS improved during the second half of 2006 reflecting progress from the changes implemented throughout the year to improve the business, including streamlining offerings and aligning skills to address higher growth and higher value areas. The acquisition of ISS, added to the company’s capabilities in security and intrusion protection and contributed to improved performance in the fourth quarter of 2006. BTO revenue increased 17.2 percent. Maintenance revenue increased 2.0 percent driven by increased availability services on non-IBM IT equipment, primarily in the Americas and Asia Pacific.

GBS revenue increased 0.4 percent (1 percent adjusted for currency). The rate of year-over-year revenue growth in GBS increased in the second half of 2006 reflecting progress made on actions taken throughout the year that focused on operational transformation and profitable growth initiatives.

($ in millions)			YR.-TO-YR.
FOR THE YEAR ENDED DECEMBER 31:	2006	2005	CHANGE
Global Services gross profit:
Global Technology Services:
Gross profit	$9,623	$9,226	4.3%
Gross profit margin	29.8%	29.3%	0.5	pts.
Global Business Services:
Gross profit	$3,694	$3,088	19.6%
Gross profit margin	23.1%	19.4%	3.7	pts.

The GTS segment pre-tax margin was 9.6 percent, an increase of 1.9 points versus 2005. This increase and the gross margin increase were driven by productivity initiatives and cost efficiencies, including benefits from the targeted restructuring action in the second quarter of 2005.

GBS gross profit increased 19.6 percent to $3.7 billion and gross margin improved 3.7 points versus 2005. The segment pre-tax margin was 9.8 percent, an improvement of 5.3 points versus 2005. In addition to the benefit received from the incremental restructuring in the second quarter of 2005, the margin improvements were driven by improved utilization, better contract management and stable-to-improved pricing.

SYSTEMS AND TECHNOLOGY

($ in millions)			YR.-TO-YR.
FOR THE YEAR ENDED DECEMBER 31:	2006	2005	CHANGE
Systems and Technology revenue:	$21,970	$20,981	4.7%
System z			7.8%
System i			(15.0)
System p			(1.1)
System x			3.7
System Storage			6.4
Microelectronics			21.9
Engineering & Technology Services			(16.2)
Retail Store Solutions			21.4
Printing Systems			(7.6)

Systems and Technology revenue increased 4.7 percent (4 percent adjusted for currency) in 2006 versus 2005. System z revenue increased 7.8 percent reflecting continued strong customer acceptance of both specialty engines for Linux and Java workloads and traditional mainframe workloads. MIPS shipments increased 11 percent versus 2005. System x revenue increased 3.7 percent driven by increased server revenue (5.3 percent) and System x blades growth of 22.3 percent. Although System p revenue declined 1.1 percent for the year, high-end server revenue increased 9.4 percent. In the third quarter of 2006, the company completed its transition to POWER5+ and expanded the implementation of POWER Quadcore technology to all POWER-based entry level System p products. System i revenue declined 15.0 percent as the company completed its transition to POWER5+ in the third quarter of 2006, however clients continued to leverage their existing capacity.

Systems Storage revenue increased 6.4 percent and was driven by Total disk growth of 7.8 percent, while tape grew 3.1 percent. Within Total disk, mid-range disk revenue increased 16.5 percent and storage area network products increased 10.6 percent, while enterprise products revenue declined 6.7 percent. The revenue increase in tape products was primarily driven by the new tape security offering which includes unique encryption capabilities.

Microelectronics revenue increased 21.9 percent due to strong demand in the game processor business and networking components.

Retail Store Solutions revenue increased 21.4 percent primarily due to clients replacing older technology in favor of integrated retail solutions. Printing Systems revenue decreased 7.6 percent due primarily to lower maintenance revenue as a result of a declining install base and lower sales of hardware products.

($ in millions)			YR.-TO-YR.
FOR THE YEAR ENDED DECEMBER 31:	2006	2005	CHANGE
Systems and Technology gross profit:
Gross profit	$8,284	$8,473	(2.2)%
Gross profit margin	37.7%	40.4%	(2.7	)pts.

Systems and Technology gross profit margin declined 2.7 points to 37.7 percent in 2006 versus 2005. The decline in gross profit margin was driven by revenue mix towards lower margin products in 2006 versus 2005 (2.5 points) and pricing pressure in the low- and middle-range server brands. Segment pre-tax margin was 7.5 percent, down 1.0 point versus the prior year.

SOFTWARE

($ in millions)			YR.-TO-YR.
FOR THE YEAR ENDED DECEMBER 31:	2006	2005*	CHANGE
Software revenue:	$18,161	$16,830	7.9%
Middleware	$13,891	$12,552	10.7%
Key Branded Middleware	9,369	8,004	17.1
WebSphere Family			23.3
Information Management			14.0
Lotus			12.0
Tivoli			26.3
Rational			4.4
Other Middleware	4,522	4,548	(0.6)
Operating systems	2,273	2,426	(6.3)
Product Lifecycle Management	1,123	1,077	4.2
Other	873	775	12.7

* Reclassified to conform with 2006 presentation.

Software segment revenue increased 7.9 percent (7 percent adjusted for currency) in 2006 versus 2005 reflecting strong demand for the company’s industry-leading middleware capabilities. The revenue growth was driven from both organic sources and acquisitions.

Key Branded Middleware revenue increased 17.1 percent, reflecting continued momentum and benefit from sales and development investments along with additional benefit from acquisitions.

Revenue from the WebSphere family of products increased 23.3 percent and was led by double-digit growth in WebSphere Application Servers (25.3 percent) and WebSphere Business Integration (22.7 percent) software.

Management Discussion	14
Road Map	14
Forward-Looking and Cautionary Statements	15
Management Discussion Snapshot	16
Description of Business	17
Year in Review	23
Prior Year in Review	37
Discontinued Operations	42
Other Information	42
Global Financing	50
Report of Management	56
Report of Independent Registered Public Accounting Firm	57
Consolidated Statements	58
Notes	64

Information Management revenue increased 14.0 percent. Growth was driven by the Information on Demand portfolio of software products. The acquisition of FileNet Corporation, during the fourth quarter of 2006, also contributed to the growth.

Lotus revenue increased 12.0 percent driven by the Notes/Domino family of collaboration products.

Tivoli revenue increased 26.3 percent with double-digit growth in each of its key segments: Systems Management (24.5 percent), Security (40.8 percent) and Storage (27.4 percent). The 2006 acquisitions of Micromuse, Inc. in the first quarter and MRO Software, Inc. in the fourth quarter added to the Tivoli brand capabilities and contributed to the revenue growth.

Rational revenue increased 4.4 percent in 2006 versus 2005, in a slower growing market. Revenue from Other Middleware products declined 0.6 percent in 2006. This product set includes more mature products which provide a more stable flow of revenue.

Operating Systems revenue declined 6.3 percent. The decline in revenue was primarily driven by improved price performance in System z operating systems. PLM revenue increased 4.2 percent. This product set benefited from a number of large transactions in the second quarter of 2006.

($ in millions)			YR.-TO-YR.
FOR THE YEAR ENDED DECEMBER 31:	2006	2005	CHANGE
Software gross profit:
Gross profit	$15,471	$14,296	8.2%
Gross profit margin	85.2%	84.9%	0.2	pts.

The increase in Software gross profit dollars and gross profit margin was primarily driven by the growth in Software revenue.

The Software segment contributed $5.5 billion of pre-tax profit in 2006, an increase of 14.9 percent versus 2005. Pre-tax profit margins improved 1.5 points to 26.9 percent.

GLOBAL FINANCING

See page 51 for a discussion of Global Financing’s revenue and gross profit.

TOTAL EXPENSE AND OTHER INCOME

Total expense and other income increased 2.8 percent versus 2005. Overall, the increase was primarily due to increased Research, development and engineering expense driven by acquisitions and lower Other (income) and expense income driven by the gains associated with the sale of the Personal Computing business and the Microsoft Corporation settlement in 2005. Those increases were partially offset by lower SG&A expense due primarily to the restructuring charges recorded in the second quarter of 2005. The expense-to-revenue ratio increased 0.7 points to 27.3 percent in 2006, as revenue increased 0.3 percent and expense increased 2.8 percent in 2006 versus 2005.

Total SG&A expense of $20,259 million decreased 4.9 percent versus 2005. The decrease was primarily driven by the restructuring charges recorded in the second quarter of 2005. In addition, retirement-related expense and stock-based compensation decreased versus 2005. Those decreases were partially offset by increased operational expenses as a result of strategic acquisitions and investments in the software and services businesses as well as emerging countries.

Other (income) and expense was income of $766 million and $2,122 million in 2006 and 2005, respectively. The decrease in income was primarily driven by the $1,108 million pre-tax gain on the sale of the Personal Computing business in 2005. In addition, the company settled certain antitrust issues with the Microsoft Corporation in 2005 and the gain from this settlement was $775 million. Income from certain real estate activities decreased year to year, as 2005 had unusually large gains from a few transactions. Partially offsetting those decreases were additional Interest income; foreign currency transaction gains in 2006 versus losses in 2005 and real estate related restructuring charges recorded in the second quarter of 2005.

RD&E expense of $6,107 million increased 4.5 percent primarily driven by acquisitions and investments to maintain technology leadership across the product offerings. Software spending increased $210 million and Systems and Technology spending increased $92 million in 2006 versus 2005. These increases were partially offset by the year-to-year reduction in Personal Computing of $52 million due to the divestiture of that business in 2005.

Intellectual property and custom development income of $900 million decreased $48 million or 5.0 percent versus 2005. There were no significant IP transactions in 2006 and 2005.

Interest expense of $278 million increased $58 million, or 26.6 percent in 2006, primarily driven by higher effective interest rates year to year.

INCOME TAXES

The provision for income taxes resulted in an effective tax rate of 29.3 percent for 2006, compared with the 2005 effective tax rate of 34.6 percent. The 5.3 point improvement in the tax rate was driven by the absence of the foreign earnings repatriation-related tax charge recorded in the third quarter of 2005 (4.3 points) as well as a benefit from the fourth-quarter 2006 settlement of the U.S. federal income tax audit for the years 2001 through 2003 (3.0 points). Those benefits were partially offset by a one-time tax cost associated with the 2006 intercompany transfer of certain intellectual property (4.3 points).

FINANCIAL POSITION

Total assets of $103,234 million declined $2,514 million ($6,223 million adjusted for currency) primarily due to lower prepaid pension assets and a decrease in Cash and cash equivalents. These decreases were partially offset by increases in Goodwill, long-term deferred tax assets, Marketable Securities, trade receivables, financing receivables and Intangible Assets.

Total liabilities of $74,728 million increased $2,078 million (down $362 million adjusted for currency) primarily driven by Compensation and benefits, Deferred income and Accounts payable. Partially offsetting those increases were decreases in long-term deferred tax and restructuring liabilities.

Stockholders’ equity decreased $4,592 million to $28,506 million primarily driven by retirement-related charges and net common stock transactions, partially offset by increased Retained earnings. The retirement-related driven decrease in Stockholders’ equity and the decrease in prepaid pension assets were a result of the adoption of SFAS No. 158 in 2006.

The company generated $15,019 million in cash flow provided by operating activities, an increase of $105 million compared to 2005. The increase was primarily driven by increased net income ($1,559 million), lower pension funding in 2006 ($549 million) and an increase in cash driven by Accounts payable ($891 million) primarily resulting from the divestiture of the Personal Computing business in 2005. These increases were partially offset by growth in accounts receivable ($2,731 million) primarily driven by asset growth in Global Financing and a decrease in cash related to deferred income taxes ($461 million), due to utilization of tax credit carryforwards in 2005. Net cash used in investing increased $7,126 million versus 2005 primarily due to net purchases of marketable securities and other investments ($2,668 million), increased spending on acquisitions ($2,316 million), increased net capital spending ($1,210 million) and a decline in divestiture-related cash proceeds ($932 million). Net cash used in financing activities increased $1,057 million primarily due to higher dividend payments ($434 million) and increased net cash used to retire debt ($730 million).

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

In 2006, the company reported net income of $76 million, net of tax, primarily related to tax benefits from tax audit settlements. The company incurred a loss from discontinued operations of $24 million in 2005, net of tax. This loss was primarily due to additional costs associated with parts warranty as agreed upon by the company and Hitachi, under the terms of the agreement for the sale of the HDD business to Hitachi.

Other Information

Looking Forward

Looking forward, the company enters 2008 in an excellent operational and financial position.

The company has a significant global presence, operating in 170 countries, with approximately 63 percent of its revenue generated outside the U.S. In addition, approximately 69 percent of the company’s employees are located outside the United States, including about 35 percent in Asia Pacific. This global reach gives the company access to markets, with well-established organizations and management systems who understand the clients and their challenges and who can respond to these opportunities with value-add solutions. The company’s transformation to a globally integrated enterprise provides the capabilities to service clients globally and deliver the best skills and cost from anywhere in the world.

In emerging markets, the company will continue to invest for revenue growth and leadership. The company is focused on identifying growth opportunities and following a disciplined investment policy to capitalize on these opportunities. The company has had good success in the emerging markets of Brazil, Russia, India and China. In addition, there are additional opportunities around the world that are growing at a rapid rate; countries and markets within Southeast Asia, Eastern Europe, the Middle East and Latin America that have market growth rates greater than the global average.  Through its investments, the company has developed extensive capabilities in emerging countries to capture these growth opportunities. In 2008, the company will also implement a new organization and management structure that will focus on these emerging nations and markets.

The company is a proven infrastructure provider of IT technology. Through its history, the company has built the infrastructure in most countries that are now considered to have “mature” economies. This track record will enable the company to capture opportunities in new, expanding markets worldwide. The company’s broad product and services portfolio delivers value to clients — through a combination of services, hardware and software. The portfolio is focused on

Management Discussion	14
Road Map	14
Forward-Looking and Cautionary Statements	15
Management Discussion Snapshot	16
Description of Business	17
Year in Review	23
Prior Year in Review	37
Discontinued Operations	42
Other Information	42
Global Financing	50
Report of Management	56
Report of Independent Registered Public Accounting Firm	57
Consolidated Statements	58
Notes	64

high-value solutions that can deliver measurable benefit to clients with offerings that can address a wide scope of client issues including: energy savings, security and resiliency, risk management and cost reduction among many others.

The company remains committed to technology leadership and will continue to focus internal investments, complemented with strategic acquisitions, on high-value, high-growth opportunities. The company invested over $6 billion in RD&E in 2007 and approximately $30 billion over the past five years.

In addition, the company’s financial position is strong. Through its efficient cash generation business model based on disciplined balance sheet management, in 2007, the company generated $12.4 billion in free cash flow and ended the year with $16.1 billion in cash and marketable securities. This provides the company with the financial flexibility for investments in changing business environments. The company also has a significant annuity content in its business which reduces its business risk versus more transaction-dependent business models.

In May 2007, the company met with investors and analysts and discussed a road map to deliver earnings per share in 2010 in the range of $10 to $11 per share, or 14 to 16 percent compound growth rate from 2006. The company’s 2010 road map is to generate earnings per share growth through a combination of revenue growth, margin improvement, growth initiatives, acquisitions, the current projected benefit of retirement-related cost and effective capital deployment to fund growth and provide returns to shareholders through dividends and common stock repurchases.

The company’s performance in 2007 highlighted the benefits of its global reach and the strength of its business model. The financial results reflected solid progress on major elements of the long-term goals, however, the company measures the success of its business model over the long term, not any individual quarter or year. The company’s strategies, investments and actions are all taken with an objective of optimizing long-term performance.

The continued investments in Software have led to this segment’s emergence as a strong source of revenue growth and the largest contributor to the company’s profit in 2007. The Software business is differentiated in the industry by both the strength of its individual products and the breadth of the software offerings. The key to continued Software growth stems from the ability to maintain and grow this industry-leading software business, and by continuing to capitalize on industry trends such as SOA and Information on Demand. The company expects to accomplish this through a combination of internal development and strategic acquisitions. These products will be rapidly developed and integrated to bring continued value to clients.

Within the Global Services business, revenue and profit growth improved and the company saw significant results from the targeted actions and investments it has made the last few years. The Global Services business enters 2008 with a revenue backlog of $118 billion, an increase of $2 billion from the prior year. The portfolio is strong with a complement of offerings and capabilities that deliver both high value and productivity to clients. The overall Global Services business is well-positioned going forward.

In the Systems and Technology business, the company will focus its investments on differentiating technologies with high-growth potential including POWER6, BladeCenter-S, high-performance computing, virtualization and energy efficiency. The transition to POWER6 technology will be completed in the first half of 2008. New POWER-based virtualization offerings will be announced to extend the company’s lead in UNIX virtualization. The next generation mainframe product will be available beginning late in the first quarter — that quarter will likely be a period of transition with benefits coming in the second quarter. This product will have fifty percent more capacity than the current system and will extend the company’s leadership in energy efficiency, security and resiliency. The December, 2007 acquisition of XIV will strengthen the storage portfolio with solutions based on XIV architecture expected to be announced in 2008.

The company expects 2008 pre-tax retirement-related plan cost to be approximately $1.6 billion — a decrease of $950 million to $1 billion compared to 2007. This estimate reflects current pension plan assumptions and the impacts of pension plan redesign efforts. See note U, “Retirement-Related Benefits,” on page 106 for additional information. The actual return on the IBM Personal Pension Plan (PPP) assets in 2007 was 14 percent, compared to a 15 percent return in 2006.

The company expects that its effective tax rate in 2008 will be approximately 27.5 percent. This rate is lower than the 2007 tax rate of 28.1 percent due to an expectation of a more favorable mix of income in lower tax jurisdictions. The rate will change year to year based on non-recurring events, such as the settlement of income tax audits, as well as recurring factors including the geographic mix of income before taxes, the timing and amount of foreign dividend repatriation, state and local taxes and the effects of various global income tax strategies.

In 2007 and 2006, the company’s cash tax rate was approximately 18 percent and 16 percent, respectively.

The company’s cash tax rate represents the amount of income taxes paid during the year over Income from continuing operations before income taxes. The cash tax rate differs from the company’s effective tax rate due to a number of variables including, but not limited to, certain items of income and expense that are recognized in different years for financial reporting purposes than for income tax purposes, differences in currency rates used in the translation of the non-U.S. income tax provision and income tax payments and current year cash tax payments or refunds that are related to prior years. The company anticipates that its cash tax rate may increase in the near term as a result of the settlement of audits.

Liquidity and Capital Resources

The company has consistently generated strong cash flow from operations, providing a source of funds ranging between $14.5 billion and $16.1 billion per year over the past five years. The company provides for additional liquidity through several sources; maintaining a sizable cash balance, access to global funding sources and a committed global credit facility. The following table provides a summary of these major sources of liquidity for the years ended December 31, 2003 through 2007.

Cash Flow and Liquidity Trends

($ in billions)	2007	2006	2005	2004	2003
Net cash from operating activities	$16.1	$15.0	$14.9	$15.3	$14.5
Cash and short-term marketable securities	$16.1	$10.7	$13.7	$10.6	$7.6
Size of global credit facilities	$10.0	$10.0	$10.0	$10.0	$10.0
Trade receivables securitization facility	$—	$—	$0.5	$0.5	$—

The major rating agencies’ ratings on the company’s debt securities at December 31, 2007 appear in the following table. The Standard and Poor’s and Moody’s Investors Services ratings remain unchanged from December 31, 2006. In May 2007, Fitch Ratings lowered its ratings on senior long-term debt from AA- to A+ and on commercial paper from F1+ to F1. Fitch changed its ratings following the company’s issuance of new debt utilized to fund the ASR in the second quarter. The company has no contractual arrangements that, in the event of a change in credit rating, would result in a material adverse effect on its financial position or liquidity. The company believes its earnings and cash flow growth provide sufficient flexibility within the existing credit ratings to continue to execute its current investment, dividend and acquisition strategies.

	STANDARD	MOODY’S
	AND	INVESTORS	FITCH
	POOR’S	SERVICE	RATINGS
Senior long-term debt	A+	A1	A+
Commercial paper	A-1	Prime-1	F1

The company prepares its Consolidated Statement of Cash Flows in accordance with SFAS No. 95, “Statement of Cash Flows,” on page 60 and highlights causes and events underlying sources and uses of cash in that format on page 33. For purposes of running its business, the company manages, monitors and analyzes cash flows in a different format.

As discussed on page 50, one of the company’s two primary objectives of its Global Financing business is to generate strong return on equity. Increasing receivables is the basis for growth in a financing business. Accordingly, management considers Global Financing receivables as a profit-generating investment, not as working capital that should be minimized for efficiency. After classifying Global Financing accounts receivables as an investment, the remaining net operational cash flow less capital expenditures is viewed by the company as the free cash flow available for investment and distribution to shareholders.

From the perspective of how management views cash flow, in 2007, free cash flow was $12.4 billion, an increase of $1.9 billion compared to 2006. This cash performance was driven primarily by the growth in net income from continuing operations, continued focus on working capital and lower pension funding year over year.

Over the past five years, the company generated over $50 billion in free cash flow available for investment and distribution to shareholders. As a result, during that period the company invested $9.9 billion in strategic acquisitions, received $1.4 billion from divestitures and returned over $53 billion to shareholders through dividends and share repurchases. The amount of prospective returns to shareholders in the form of dividends and share repurchases will vary based upon several factors including each year’s operating results, capital expenditure requirements, research and development and acquisitions, as well as the factors discussed following the table on page 45.

The company’s Board of Directors meets quarterly to consider the dividend payment. The company expects to fund dividend payments through cash from operations. In the second quarter of 2007, the Board of Directors increased the company’s quarterly common stock dividend from $0.30 to $0.40 per share.

Management Discussion	14
Road Map	14
Forward-Looking and Cautionary Statements	15
Management Discussion Snapshot	16
Description of Business	17
Year in Review	23
Prior Year in Review	37
Discontinued Operations	42
Other Information	42
Global Financing	50
Report of Management	56
Report of Independent Registered Public Accounting Firm	57
Consolidated Statements	58
Notes	64

The table below represents the way in which management reviews cash flow as described on page 44.

($ in billions)
FOR THE YEAR ENDED DECEMBER 31:	2007	2006	2005	2004	2003
Net cash from operating activities (Continuing Operations)	$16.1	$15.0	$14.9	$15.3	$14.5
Less: Global Financing accounts receivable	(1.3)	(0.3)	1.8	2.5	1.9
Net cash from operating activities (Continuing Operations), excluding Global Financing receivables	17.4	15.3	13.1	12.9	12.6
Capital expenditures, net	(5.0)	(4.7)	(3.5)	(3.7)	(3.9)
Free cash flow (excluding Global Financing accounts receivable)	12.4	10.5	9.6	9.1	8.7
Acquisitions	(1.0)	(3.8)	(1.5)	(1.7)	(1.8)
Divestitures	0.3	—	0.9	—	0.1
Share repurchase	(18.8)	(8.1)	(7.7)	(7.1)	(4.3)
Dividends	(2.1)	(1.7)	(1.2)	(1.2)	(1.1)
Non-Global Financing debt	10.9	(1.1)	1.2	0.7	(0.9)
Other (includes Global Financing accounts receivable and Global Financing debt)	3.8	1.1	1.9	3.1	1.0
Change in cash, cash equivalents and short-term marketable securities	$5.5	$(3.0)	$3.1	$2.9	$1.7

Events that could temporarily change the historical cash flow dynamics discussed on page 44 include significant changes in operating results, material changes in geographic sources of cash, unexpected adverse impacts from litigation or future pension funding during periods of severe and prolonged downturn in the capital markets. Whether any litigation has such an adverse impact will depend on a number of variables, which are more completely described on page 96. In January 2008, the company closed the previously announced Cognos acquisition for approximately $5.0 billion in cash; the Telelogic acquisition is also expected to close for approximately $0.8 billion following the completion of regulatory reviews. With respect to pension funding, in the first quarter of 2007, the company made a $500 million voluntary cash contribution to the U.S. nonpension postretirement plan, and in the first quarter of 2006, the company contributed approximately $1 billion to the U.K. pension plan. In addition, on January 19, 2005, the company contributed $1.7 billion to the qualified portion of the PPP, a U.S. defined benefit plan. As highlighted in the Contractual Obligations table on page 46, the company expects to make legally mandated pension plan contributions to certain non-U.S. plans of approximately $3.3 billion in the next five years. The company is not quantifying any further impact from pension funding because it is not possible to predict future movements in the capital markets or pension plan funding regulations.

The Pension Protection Act of 2006 (the Act) was enacted into law in 2006, and, among other things, increases the funding requirements for certain U.S. defined benefit plans beginning after December 31, 2007. No mandatory contribution is required for the U.S. defined benefit plan in 2008.

CONTRACTUAL OBLIGATIONS

	TOTAL
	CONTRACTUAL	PAYMENTS DUE IN
($ in millions)	PAYMENT STREAM	2008	2009-10	2011-12	AFTER 2012
Long-term debt obligations	$26,066	$3,618	$10,450	$4,629	$7,369
Capital (finance) lease obligations	297	88	135	36	38
Operating lease obligations	5,074	1,220	1,958	1,143	753
Purchase obligations	1,814	702	676	306	130
Other long-term liabilities:
Minimum pension funding (mandated)*	3,258	637	1,308	1,313	—
Executive compensation	1,118	60	135	154	769
Long-term termination benefits	2,123	254	241	158	1,470
Tax reserves**	2,737	772	—	—	—
Other	844	89	195	89	472
Total	$43,331	$7,440	$15,098	$7,828	$11,001

* Represents future pension contributions that are mandated by local regulations or statute, all associated with non-U.S. pension plans. The projected payments beyond 2012 are not currently determinable. See note U, “Retirement-Related Benefits,” on pages 105 to 116 for additional information on the non-U.S. plans’ investment strategies and expected contributions and for information regarding the company’s unfunded pension liability of $14,109 million at December 31, 2007.

** These amounts represent the liability for unrecognized tax benefits under FIN 48. The company estimates that approximately $772 million of the liability is expected to be settled within the next 12 months. The settlement period for the noncurrent portion of the income tax liability cannot be reasonably estimated as the timing of the payments will depend on the progress of tax examinations with the various tax authorities; however, it is not expected to be due within the next 12 months.

Total contractual obligations are reported in the table above excluding the effects of time value and therefore, may not equal the amounts reported in the Consolidated Statement of Financial Position.

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

OFF-BALANCE SHEET ARRANGEMENTS

In the ordinary course of business, the company enters into off-balance sheet arrangements as defined by the SEC Financial Reporting Release 67 (FRR-67), “Disclosure in Management’s Discussion and Analysis about Off-Balance Sheet Arrangements and Aggregate Contractual Obligations.”

On May 25, 2007, the company entered into ASR agreements with three investment banks. The initial purchase price of the ASR agreements is subject to adjustment based on the volume weighted-average price of the company’s common stock over the contractual settlement period. The settlement can be effected in cash or common shares of the company at the company’s election. In accordance with Emerging Issues Task Force Issue No. 00-19, “Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company’s Own Stock,” the financial instruments generated by this settlement mechanism are not recognized in the company’s financial statements until settlement, at which time the settlement payment or receipt is recorded in Stockholders’ equity. The liquidity risk related to the settlement of these contracts is mitigated by the company’s contractual ability to elect cash or share settlement. Additionally, these contracts restrict the maximum amount of shares potentially deliverable by the company. Refer to note M, “Stockholders’ Equity Activity,” on pages 92 and 93 for further information on the ASR agreements entered into by the company.

Management Discussion	14
Road Map	14
Forward-Looking and Cautionary Statements	15
Management Discussion Snapshot	16
Description of Business	17
Year in Review	23
Prior Year in Review	37
Discontinued Operations	42
Other Information	42
Global Financing	50
Report of Management	56
Report of Independent Registered Public Accounting Firm	57
Consolidated Statements	58
Notes	64

We have no other off-balance sheet arrangements that has, or is reasonably likely to have, a material current or future effect on financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources. See the table on page 46 for the company’s contractual obligations and note N, “Contingencies and Commitments,” on pages 95 and 96, for detailed information about the company’s guarantees, financial commitments and indemnification arrangements. The company does not have retained interests in assets transferred to unconsolidated entities or other material off-balance sheet interests or instruments.

Critical Accounting Estimates

The application of GAAP requires the company to make estimates and assumptions about future events that directly affect its reported financial condition and operating performance. The accounting estimates and assumptions discussed in this section are those that the company considers to be the most critical to its financial statements. An accounting estimate is considered critical if both (a) the nature of the estimates or assumptions is material due to the levels of subjectivity and judgment involved, and (b) the impact within a reasonable range of outcomes of the estimates and assumptions is material to the company’s financial condition or operating performance. Senior management has discussed the development, selection and disclosure of these estimates with the Audit Committee of the company’s Board of Directors. The critical accounting estimates related to the Global Financing business are described on page 55 in the Global Financing section. The company’s significant accounting policies are described in note A, “Significant Accounting Policies,” on pages 64 to 73.

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

PENSION ASSUMPTIONS

The measurement of the company’s benefit obligation and net periodic pension cost/(income) requires the use of certain assumptions, including, among others, estimates of discount rates and expected return on plan assets.

Changes in the discount rate assumptions will impact the service cost, (gain)/loss amortization and interest cost components of the net periodic pension cost/(income) calculation (see pages 111 and 112 for information regarding the discount rate assumptions) and the projected benefit obligation (PBO). As presented on page 111, the company increased the discount rate assumption for the PPP by 25 basis points to 6.00 percent on December 31, 2007. This change will decrease pre-tax cost and expense recognized in 2008 by approximately $65 million. If the discount rate assumption for the PPP decreased by 25 basis points on December 31, 2007, pre-tax cost and expense recognized in 2008 would have increased by approximately $65 million. Changes in the discount rate assumptions will impact the PBO which, in turn, may impact the company’s funding decisions if the PBO exceeds plan assets. Each 25 basis point increase or decrease in the discount rate will cause a corresponding decrease or increase, respectively, in the PPP’s PBO of an estimated $1.2 billion based upon December 31, 2007 data. Page 109 presents the PPP’s PBO (after the increase in discount rate presented on page 111) and plan assets as of December 31, 2007.

The expected long-term return on plan assets is used in calculating the net periodic pension (income)/cost. See page 112 for information regarding the expected long-term return on plan assets assumption. The differences between the actual return on plan assets and expected long-term return on plan assets are recognized over five years in the expected return on plan assets line in net periodic pension cost/(income) and also as a component of gains/losses in Accumulated gains and (losses) not affecting retained earnings, which is recognized over the service lives of the employees in the plan, provided such amounts exceed certain thresholds which are based upon the obligation or the value of plan assets, as provided by accounting standards.

To the extent the outlook for long-term returns changes such that management changes its expected long-term return on plan assets assumption, each 50 basis point increase or decrease in the expected long-term return on PPP plan assets assumption will have an estimated decrease or increase, respectively, of $249 million on the following year’s pre-tax net periodic pension cost/(income) (based upon the PPP’s plan assets at December 31, 2007 and assuming no contributions are made in 2008).

The company may voluntarily make contributions or be required, by law, to make contributions to its pension plans. Actual return on pension plan assets that differ from the expected long-term return on plan asset assumptions, may result in more or less future company contributions than is planned by management.

Impacts of these types of changes on the company’s pension plans in other countries worldwide will vary depending upon the status of each respective plan.

REVENUE RECOGNITION

Application of the various accounting principles in GAAP related to the measurement and recognition of revenue requires the company to make judgments and estimates. Specifically, complex arrangements with nonstandard terms and conditions may require significant contract interpretation to determine the appropriate accounting, including whether the deliverables specified in a multiple element arrangement should be treated as separate units of accounting. Other significant judgments include determining whether IBM or a reseller is acting as the principal in a transaction and whether separate contracts are considered part of one arrangement.

Revenue recognition is also impacted by the company’s ability to estimate sales incentives, expected returns, and allowances for uncollectible receivables. The company considers various factors, including a review of specific transactions, the credit-worthiness of the customers, historical experience and market and economic conditions when calculating these provisions and allowances. Estimates are evaluated each quarter to assess the adequacy of the estimates. If these estimates were changed by 5 percent in 2007, Net Income would be impacted by $46 million (excluding Global Financing receivables reserves discussed on page 55).

COSTS TO COMPLETE SERVICE CONTRACTS

The company enters into numerous service contracts through its GTS and GBS businesses. During the contractual period, revenue, cost and profits may be impacted by estimates of the ultimate profitability of each contract, especially contracts for which the company uses the percentage-of-completion (POC) method of accounting. If at any time these estimates indicate the POC contract will be unprofitable, the entire estimated loss for the remainder of the contract is recorded immediately in cost. The company performs ongoing profitability analyses of its services contracts in order to determine whether the latest estimates require updating. Key factors reviewed by the company to estimate the future costs to complete each contract are future labor costs, future product costs and productivity efficiencies. Contract loss provisions recorded as a component of Other accrued expenses and liabilities are approximately $41 million and $32 million at December 31, 2007 and December 31, 2006, respectively.

INCOME TAXES

The company is subject to income taxes in both the U.S. and numerous foreign jurisdictions. Significant judgments are required in determining the consolidated provision for income taxes.

During the ordinary course of business, there are many transactions and calculations for which the ultimate tax determination is uncertain. As a result, the company recognizes tax liabilities based on estimates of whether additional taxes and interest will be due. These tax liabilities are recognized when, despite the company’s belief that its tax return positions are supportable, the company believes that certain positions may not be fully sustained upon review by tax authorities. The company believes that its accruals for tax liabilities are adequate for all open audit years based on its assessment of many factors including past experience and interpretations of tax law. This assessment relies on estimates and assumptions and may involve a series of complex judgments about future events. To the extent that the final tax outcome of these matters is different than the amounts recorded, such differences will impact income tax expense in the period in which such determination is made.

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

To the extent that the provision for income taxes increases/decreases by 1 percent of Income from continuing operations before income taxes, consolidated Income from continuing operations would have declined/improved by $145 million in 2007.

VALUATION OF ASSETS AND REPORTING UNITS

The application of business combination and impairment accounting requires the use of significant estimates and assumptions. The purchase method of accounting for business combinations requires the company to estimate the fair value of assets acquired and liabilities assumed to properly allocate purchase price consideration between assets that are depreciated and amortized from goodwill. Impairment testing for assets, other than goodwill, requires the allocation of cash flows to those assets or group of assets and if required, an estimate of fair value for the assets or group of assets. Impairment testing for goodwill requires the company assign assets and liabilities to reporting units along with estimating future cash flows for those reporting units based on assumptions of future events.

The company’s estimates are based upon assumptions believed to be reasonable, but which are inherently uncertain and unpredictable. These valuations require the use of management’s assumptions, which would not reflect unanticipated events and circumstances that may occur.

RESTRUCTURING ACTIONS

The company has executed, and may continue to execute, restructuring actions which require management to utilize significant estimates related to expenses for severance and other employee separation costs, realizable values of assets made redundant or obsolete, lease cancellation and other exit costs. If the actual amounts differ from the company’s estimates, the amount of restructuring charges could be materially impacted. See note Q, “2005 Actions,” on pages 99 and 100 for a description of restructuring actions.

Management Discussion	14
Road Map	14
Forward-Looking and Cautionary Statements	15
Management Discussion Snapshot	16
Description of Business	17
Year in Review	23
Prior Year in Review	37
Discontinued Operations	42
Other Information	42
Global Financing	50
Report of Management	56
Report of Independent Registered Public Accounting Firm	57
Consolidated Statements	58
Notes	64

LOSS CONTINGENCIES

The company is currently involved in various claims and legal proceedings. Quarterly, the company reviews the status of each significant matter and assesses its potential financial exposure. If the potential loss from any claim or legal proceeding is considered probable and the amount can be reasonably estimated, the company accrues a liability for the estimated loss. Significant judgment is required in both the determination of probability and the determination as to whether an exposure is reasonably estimable. Because of uncertainties related to these matters, accruals are based only on the best information available at the time. As additional information becomes available, the company reassesses the potential liability related to its pending claims and litigation and may revise its estimates. These revisions in the estimates of the potential liabilities could have a material impact on the company’s results of operations and financial position.

Currency Rate Fluctuations

Changes in the relative values of non-U.S. currencies to the U.S. dollar affect the company’s results. At December 31, 2007, currency changes resulted in assets and liabilities denominated in local currencies being translated into more dollars than at year-end 2006. The company uses a variety of financial hedging instruments to limit specific currency risks related to financing transactions and other foreign currency-based transactions. Further discussion of currency and hedging appears in note K, “Derivatives and Hedging Transactions,” on pages 88 to 91.

The company earned approximately 47 percent of its pre-tax income from continuing operations in currencies other than the U.S. dollar. The company also maintains hedging programs to limit the volatility of currency impacts on the company’s financial results. These hedging programs limit the impact of currency changes on the company’s financial results but do not eliminate them. In addition to the translation of earnings and the company’s hedging programs, the impact of currency changes also will affect the company’s pricing and sourcing actions. For example, the company may procure components and supplies in multiple functional currencies and sell products and services in other currencies. Therefore, it is impractical to quantify the impact of currency on these transactions and on consolidated net income. In 2007, the company believes the extended period of dollar weakness was positive for the company’s net income, although the precise impact is difficult to assess.

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

The company’s debt, in support of the Global Financing business and the geographic breadth of the company’s operations, contains an element of market risk from changes in interest and currency rates. The company manages this risk, in part, through the use of a variety of financial instruments including derivatives, as explained in note K, “Derivatives and Hedging Transactions,” on pages 88 to 91.

To meet disclosure requirements, the company performs a sensitivity analysis to determine the effects that market risk exposures may have on the fair values of the company’s debt and other financial instruments.

The financial instruments that are included in the sensitivity analysis comprise all of the company’s cash and cash equivalents, marketable securities, long-term receivables, investments, long-term and short-term debt and all derivative financial instruments. The company’s portfolio of derivative financial instruments generally includes interest rate swaps, foreign currency swaps, forward contracts and option contracts.

To perform the sensitivity analysis, the company assesses the risk of loss in fair values from the effect of hypothetical changes in interest rates and foreign currency exchange rates on market-sensitive instruments. The market values for interest and foreign currency exchange risk are computed based on the present value of future cash flows as affected by the changes in rates that are attributable to the market risk being measured. The discount rates used for the present value computations were selected based on market interest and foreign currency exchange rates in effect at December 31, 2007 and 2006. The differences in this comparison are the hypothetical gains or losses associated with each type of risk.

Information provided by the sensitivity analysis does not necessarily represent the actual changes in fair value that the company would incur under normal market conditions because, due to practical limitations, all variables other than the specific market risk factor are held constant. In addition, the results of the model are constrained by the fact that certain items are specifically excluded from the analysis, while the financial instruments relating to the financing or hedging of those items are included by definition. Excluded items include forecasted foreign currency cash flows and the company’s net investment in foreign operations. As a consequence, reported changes in the values of some of the financial instruments impacting the results of the sensitivity analysis are not matched with the offsetting changes in the values of the items that those instruments are designed to finance or hedge.

The results of the sensitivity analysis at December 31, 2007, and December 31, 2006, are as follows:

INTEREST RATE RISK

At December 31, 2007, a 10 percent decrease in the levels of interest rates with all other variables held constant would result in a decrease in the fair market value of the company’s financial instruments of $220 million as compared with a decrease of $110 million at December 31, 2006. A 10 percent increase in the levels of interest rates with all other variables held constant would result in an increase in the fair value of the company’s financial instruments of $202 million as compared to an increase of $93 million at December 31, 2006. Changes in the relative sensitivity of the fair value of the company’s financial instrument portfolio for these theoretical changes in the level of interest rates are primarily driven by changes in the company’s debt maturities, interest rate profile and amount.

FOREIGN CURRENCY EXCHANGE RATE RISK

At December 31, 2007, a 10 percent weaker U.S. dollar against foreign currencies, with all other variables held constant, would result in an increase in the fair value of the company’s financial instruments of $123 million as compared with a decrease of $348 million at December 31, 2006. Conversely, a 10 percent stronger U.S. dollar against foreign currencies, with all other variables held constant, would result in a decrease in the fair value of the company’s financial instruments of $123 million compared with an increase of $348 million at December 31, 2006.

Financing Risks

See the “Global Financing-Description of Business” on pages 50 and 51 for a discussion of the financing risks associated with the Global Financing business and management’s actions to mitigate such risks while striving for consistently strong returns on Global Financing’s equity.

Employees and Related Workforce

				YR.-TO-YR. CHANGE
FOR THE YEAR ENDED DECEMBER 31:	2007	2006	2005	2007-06	2006-05
IBM/wholly owned subsidiaries	386,558	355,766	329,373	8.7%	8.0%
Less-than-wholly owned subsidiaries	11,769	10,720	12,377	9.8	(13.4)
Complementary	28,642	28,063	24,595	2.1	14.1

In 2007, total employees at IBM and its wholly owned subsidiaries increased 30,792 compared with 2006. The U.S. remained the largest country, with 121,000 employees, down modestly versus 2006 due to the Printer divestiture, while resources increased in Asia Pacific, EMEA and Latin America. The company continues to invest in Global Services and Software through a combination of hiring and acquisitions. The company also continues to rebalance its workforce globally to improve its global reach and competitiveness and to reflect the changing geographic mix of its business.

The company has been adding resources aggressively in emerging markets, particularly in the BRIC countries — Brazil, Russia, India and China — where employment totals approximately 98,000. India experienced the largest growth, up 22,200 to approximately 74,000 employees at year end. Higher employment in these countries reflects growth within these markets, as well as the company’s continued transformation to a globally integrated enterprise.

The complementary workforce is an approximation of equivalent full-time employees hired under temporary, part-time and limited-term employment arrangements to meet specific business needs in a flexible and cost-effective manner.

Global Financing

Description of Business

Global Financing is a reportable segment that is measured as if it were a standalone entity. Accordingly, the information presented in this section is consistent with this separate company view.

The mission of Global Financing is to generate a strong return on equity and to facilitate clients’ acquisition of IBM hardware, software and services.

Global Financing invests in financing assets, manages the associated risks, and leverages with debt, all with the objective of generating consistently strong returns on equity. The primary focus on IBM products and IBM clients mitigates the risks normally associated with

Management Discussion	14
Road Map	14
Forward-Looking and Cautionary Statements	15
Management Discussion Snapshot	16
Description of Business	17
Year in Review	23
Prior Year in Review	37
Discontinued Operations	42
Other Information	42
Global Financing	50
Report of Management	56
Report of Independent Registered Public Accounting Firm	57
Consolidated Statements	58
Notes	64

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

•      Remarketing sells and leases used equipment to new or existing clients both externally and internally. This equipment is primarily sourced from the conclusion of lease transactions. Externally-remarketed equipment revenue represents sales or leases to clients and resellers. Internally-remarketed equipment revenue primarily represents used equipment that is sold or leased internally to the System and Technology and Global Services segments. The System and Technology segment may also sell the equipment that it purchases from Global Financing to external clients.

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

Results of Operations

($ in millions)
FOR THE YEAR ENDED DECEMBER 31:	2007	2006	2005
External revenue	$2,502	$2,365	$2,401
Internal revenue	1,482	1,527	1,506
Total revenue	3,984	3,892	3,907
Cost	1,819	1,773	1,648
Gross profit	$2,165	$2,119	$2,259
Gross profit margin	54.4%	54.5%	57.8%
Pre-tax income	$1,386	$1,455	$1,583
After-tax income*	$877	$914	$1,032
Return on equity*	26.1%	29.5%	33.2%

* See page 55 for the details of the After-tax income and Return on equity calculations.

The increase in 2007 revenue, as compared to 2006, was primarily due to:

•      Growth in external revenue of 5.8 percent (2 percent adjusted for currency) primarily driven by increased used equipment sales (up 12.7 percent to $704 million); partially offset by

•      A decline in internal revenue of 3.0 percent, due primarily to lower used equipment sales to the Systems and Technology segment (down 15.7 percent to $780 million), partially offset by an increase in internal financing revenue of 16.6 percent to $702 million. The increase in financing revenue was due to higher average asset balances and higher asset yields.

Global Financing gross profit increased 2.2 percent compared to 2006, with gross margin declining 0.1 point. This was due to higher margin used equipment sales largely offset by margin compression on financing revenue due to higher borrowing costs.

The decline in 2006 revenue, as compared to 2005 was primarily due to:

•        A decline in external revenue of 1.5 percent (2 percent adjusted for currency) primarily driven by an 8.3 percent decrease to $625 million in used equipment sales; partially offset by

•        Growth in internal revenue of 1.4 percent driven by an increase in financing revenue of 10.6 percent to $602 million due to higher average asset balances and higher asset yields.

Global Financing gross profit decreased 6.2 percent and gross margin declined 3.3 points in 2006 versus 2005. The decrease in dollars and gross margin was driven primarily by lower financing margins due to higher borrowing costs related to the interest rate environment in 2006, and a decrease in equipment sales.

Global Financing pre-tax income decreased 4.7 percent in 2007 versus 2006, and 8.1 percent in 2006 versus 2005. The decrease in 2007 was driven by an increase of $90 million in accounts receivable provisions, partially offset by the increase in gross profit of $46 million. The decrease in 2006 versus 2005 was primarily driven by the decrease in gross profit of $140 million. The increase in accounts receivable provisions in 2007 was primarily due to the increasing size of the receivables portfolio. Overall coverage rate is 1.3 percent, down 0.2 points versus 2006. (Also see pages 52 and 53 for an additional discussion of Global Financing receivables and allowances.)

The decrease in return on equity from 2006 to 2007, and from 2005 to 2006 was primarily due to lower pre-tax income.

Financial Condition

BALANCE SHEET

($ in millions)
AT DECEMBER 31:	2007	2006
Cash	$755	$879
Net investment in sales-type leases	10,876	10,108
Equipment under operating leases:
External clients (a)	2,401	2,264
Internal clients (b) (c)	1,872	1,976
Client loans	10,667	9,267
Total client financing assets	25,816	23,615
Commercial financing receivables	6,375	5,844
Intercompany financing receivables(b) (c)	2,984	2,534
Other receivables	368	327
Other assets	1,288	746
Total financing assets	$37,586	$33,945
Intercompany payables (b)	$6,934	$5,858
Debt (d)	24,532	22,287
Other liabilities	2,672	2,590
Total financing liabilities	34,138	30,735
Total financing equity	3,448	3,211
Total financing liabilities and equity	$37,586	$33,945

(a) Includes intercompany mark-up, priced on an arms-length basis, on products purchased from the company’s product divisions, which is eliminated in IBM’s consolidated results.

(b) Entire amount eliminated for purposes of IBM’s consolidated results and therefore does not appear on page 59.

(c) These assets, along with all other financing assets in this table, are leveraged at the value in the table using Global Financing debt.

(d) Global Financing debt is comprised of intercompany loans and external debt. A portion of Global Financing debt is in support of the company’s internal business, or related to intercompany mark-up embedded in the Global Financing assets. See table on page 54.

SOURCES AND USES OF FUNDS

The primary use of funds in Global Financing is to originate client and commercial financing assets. Client financing assets for end users consist primarily of IBM hardware, software and services, but also include non-IBM equipment, software and services to meet IBM clients’ total solutions requirements. Client financing assets are primarily sales type, direct financing, and operating leases for equipment, as well as loans for hardware, software and services with terms generally for two to seven years. Global Financing’s client loans are primarily for software and services and are unsecured. These loans are subjected to additional credit analysis in order to mitigate the associated risk. Loan agreements include credit protective language and dollar limits on how much can be financed in order to minimize credit risk. Client financing also includes internal activity as described on page 51.

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

ORIGINATIONS

The following are total external and internal financing originations.

($ in millions)
FOR THE YEAR ENDED DECEMBER 31:	2007	2006	2005
Client financing:
External	$14,171	$13,087	$12,249
Internal	1,040	1,214	1,167
Commercial financing	30,541	27,969	27,032
Total	$45,752	$42,270	$40,448

New financing originations exceeded cash collections for both client and commercial financing in 2007, which resulted in a net increase in financing assets from December 31, 2006. The increase in originations in 2007 from 2006, as well as the increase in 2006 versus 2005, was due to improving volumes in both client and commercial financing.

                Cash generated by Global Financing in 2007 was deployed to pay intercompany payables and dividends to IBM as well as to reduce intercompany debt.

GLOBAL FINANCING RECEIVABLES AND ALLOWANCES

The following table presents external financing receivables, excluding residual values, and the allowance for doubtful accounts.

($ in millions)
AT DECEMBER 31:	2007	2006
Gross financing receivables	$27,642	$24,926
Specific allowance for doubtful accounts	230	294
Unallocated allowance for doubtful accounts	138	76
Total allowance for doubtful accounts	368	370
Net financing receivables	$27,274	$24,556
Allowance for doubtful account coverage	1.3%	1.5%

Management Discussion	14
Road Map	14
Forward-Looking and Cautionary Statements	15
Management Discussion Snapshot	16
Description of Business	17
Year in Review	23
Prior Year in Review	37
Discontinued Operations	42
Other Information	42
Global Financing	50
Report of Management	56
Report of Independent Registered Public Accounting Firm	57
Consolidated Statements	58
Notes	64

ROLL-FORWARD OF FINANCING RECEIVABLES ALLOWANCE FOR DOUBTFUL ACCOUNTS

($ in millions)		ADDITIONS/
	ALLOWANCE	(REDUCTIONS)		DEC. 31,
JAN. 1, 2007	USED*	A/R PROVISION	OTHER**	2007
$370	$(101)	$70	$29	$368

* Represents reserved receivables, net of recoveries, that were disposed of during the period.

** Primarily represents translation adjustments.

The percentage of financing receivables reserved decreased from 1.5 percent at December 31, 2006, to 1.3 percent at December 31, 2007 primarily due to the decrease in the specific allowance for doubtful accounts. Specific reserves decreased 21.8 percent from $294 million at December 31, 2006 to $230 million at December 31, 2007 due to the disposition of reserved receivables during the period combined with lower requirements for additional specific reserves. This lower requirement is generally due to the credit quality of the portfolio, as well as portfolio management to reduce credit risk. Unallocated reserves increased 81.6 percent from $76 million at December 31, 2006, to $138 million at December 31, 2007 primarily due to the significant growth of the financing receivables portfolio. Global Financing’s provision expense was an addition of $70 million for the year ended December 31, 2007 and a reduction of $20 million for the year ended December 31, 2006. The increase was primarily attributed to the growth of the unallocated reserves.

RESIDUAL VALUE

Residual value is a risk unique to the financing business and management of this risk is dependent upon the ability to accurately project future equipment values at lease inception. Global Financing has insight into the product plans and cycles for the IBM products under lease. Based upon this information, Global Financing continually monitors projections of future equipment values and compares them with the residual values reflected in the portfolio. See note A, “Significant Accounting Policies,” on page 73 for the company’s accounting policy for residual values.

                Global Financing optimizes the recovery of residual values by selling assets sourced from end of lease, leasing used equipment to new clients or extending lease arrangements with current clients. Sales of equipment, which are primarily sourced from equipment returned at end of lease, represented 37.3 percent of Global Financing’s revenue in 2007 and 39.8 percent in 2006. The decrease was due to the decline in internal used equipment sales, partially offset by the increase in external used equipment sales. The gross margin on these sales was 43.7 percent and 38.1 percent in 2007 and 2006, respectively. The increase was driven primarily by higher margin internal used equipment sales.

                The table on page 54 presents the recorded amount of unguaranteed residual value for sales-type and operating leases at December 31, 2006 and 2007. In addition, the table presents the residual value as a percentage of the original amount financed, and a schedule of when the unguaranteed residual value assigned to equipment on leases at December 31, 2007 is expected to be returned to the company. In addition to the unguaranteed residual value, on a limited basis, Global Financing will obtain guarantees of the future value of the equipment to be returned at end of lease. These third-party guarantees are included in minimum lease payments as provided for by accounting standards in the determination of lease classifications for the covered equipment and provide protection against risk of loss arising from declines in equipment values for these assets. The residual value guarantee increases the minimum lease payments that are utilized in determining the classification of a lease as a sales-type lease or an operating lease. The aggregate asset values associated with the guarantees were $682 million and $794 million for financing transactions originated during the years ended December 31, 2007 and 2006, respectively. In 2007, the residual value guarantee program resulted in the company recognizing approximately $483 million of revenue that would otherwise have been recognized in future periods as operating lease revenue. If the company had chosen to not participate in a residual value program in 2007 and prior years, overall revenues would not have been materially affected due to the relatively constant year-to-year aggregate asset value associated with the residual value guarantees. The associated aggregate guaranteed future values at the scheduled end of lease were $38 million each for financing transactions originated during the same time periods, respectively. The cost of guarantees was $5 million per year in 2007 and 2006.

UNGUARANTEED RESIDUAL VALUE

	TOTAL		ESTIMATED RUN OUT OF 2007 BALANCE
						2011 AND
($ in millions)	2006	2007	2008	2009	2010	BEYOND
Sales-type leases	$854	$915	$211	$286	$294	$124
Operating leases	342	421	148	123	117	33
Total unguaranteed residual value	$1,196	$1,336	$359	$409	$411	$157
Related original amount financed	$23,225	$24,517
Percentage	5.2%	5.4%

DEBT

AT DECEMBER 31:	2007		2006
Debt-to-equity ratio	7.1	x	6.9	x

Global Financing funds its operations primarily through borrowings using a debt-to-equity ratio of approximately 7 to 1. The debt is used to fund Global Financing assets and is composed of intercompany loans and external debt. The terms of the intercompany loans are set by the company to substantially match the term and currency underlying the receivable and are based on arm’s-length pricing. Both assets and debt are presented in the Global Financing Balance Sheet on page 52.

                The Global Financing business provides funding predominantly for the company’s external clients but also provides intercompany financing for the company, as described in the “Description of Business” on pages 50 and 51. As previously stated, the company measures Global Financing as if it were a standalone entity and accordingly, interest expense relating to debt supporting Global Financing’s external client and internal business is included in the “Global Financing Results of Operations” on page 51 and in note V, “Segment Information,” on pages 116 to 119.

                In the company’s Consolidated Statement of Earnings on page 58, however, the interest expense supporting Global Financing’s internal financing to the company is reclassified from Cost of Financing to Interest expense.

                The following table provides additional information on debt. In this table, Intercompany activity is comprised of internal loans and leases at arm’s length pricing in support of Global Services’ long-term contracts and other internal activity. The company believes these assets should be appropriately levered in line with the overall Global Financing business model.

($ in millions)	DECEMBER 31, 2007		DECEMBER 31, 2006
Global Financing Segment		$24,532		$22,287
Debt to support external clients	$21,072		$18,990
Debt to support internal clients	3,460		3,297

Non-Global Financing Segments		10,743		395
Debt supporting operations	14,203		3,692
Intercompany activity	(3,460)		(3,297)
Total company debt		$35,274		$22,682

Management Discussion	14
Road Map	14
Forward-Looking and Cautionary Statements	15
Management Discussion Snapshot	16
Description of Business	17
Year in Review	23
Prior Year in Review	37
Discontinued Operations	42
Other Information	42
Global Financing	50
Report of Management	56
Report of Independent Registered Public Accounting Firm	57
Consolidated Statements	58
Notes	64

LIQUIDITY AND CAPITAL RESOURCES

Global Financing is a segment of the company and as such, is supported by the company’s overall liquidity position and access to capital markets. Cash generated by Global Financing was primarily deployed to reduce debt and pay dividends to the company in order to maintain an appropriate debt-to-equity ratio.

Return on Equity

($ in millions)
AT DECEMBER 31:	2007	2006
Numerator:
Global Financing after tax income(a)*	$877	$914
Denominator:
Average Global Financing equity(b)**	$3,365	$3,097
Global Financing Return on Equity(a)/(b)	26.1%	29.5%

* Calculated based upon an estimated tax rate principally based on Global Financing’s geographic mix of earnings as IBM’s provision for income taxes is determined on a consolidated basis.

** Average of the ending equity for Global Financing for the last five quarters.

Critical Accounting Estimates

As discussed in the section, “Critical Accounting Estimates,” on page 47, the application of GAAP requires the company to make estimates and assumptions about future events that directly affect its reported financial condition and operating performance. The accounting estimates and assumptions discussed in this section are those that the company considers to be the most critical to Global Financing. The company’s significant accounting policies are described in note A, “Significant Accounting Policies,” on pages 64 to 73.

FINANCING RECEIVABLES RESERVES

Global Financing reviews its financing receivables portfolio at least quarterly in order to assess collectibility. A description of the methods used by management to estimate the amount of uncollectible receivables is included on page 73. Factors that could result in actual receivable losses that are materially different from the estimated reserve include sharp changes in the economy, or a significant change in the economic health of a particular industry segment that represents a concentration in Global Financing’s receivables portfolio.

                To the extent that actual collectibility differs from management’s estimates by 5 percent, Global Financing after-tax income would be higher or lower by an estimated $12 million (using 2007 data), depending upon whether the actual collectibility was better or worse, respectively, than the estimates.

RESIDUAL VALUE

Residual value represents the estimated fair value of equipment under lease as of the end of the lease. Residual value estimates impact the determination of whether a lease is classified as operating or sales type. Global Financing estimates the future fair value of leased equipment by using historical models, analyzing the current market for new and used equipment and obtaining forward-looking product information such as marketing plans and technological innovations. Residual value estimates are periodically reviewed and “other than temporary” declines in estimated future residual values are recognized upon identification. Anticipated increases in future residual values are not recognized until the equipment is remarketed. Factors that could cause actual results to materially differ from the estimates include significant changes in the used-equipment market brought on by unforeseen changes in technology innovations and any resulting changes in the useful lives of used equipment.

                To the extent that actual residual value recovery is lower than management’s estimates by 5 percent, Global Financing’s after-tax income would be lower by an estimated $21 million (using 2007 data). If the actual residual value recovery is higher than management’s estimates, the increase in after-tax income will be realized at the end of lease when the equipment is remarketed.

Market Risk

See pages 49 and 50 for discussion of the company’s overall market risk.

Looking Forward

Given Global Financing’s primary mission of supporting IBM’s hardware, software and services businesses, originations for both the client and commercial financing businesses will be dependent upon the overall demand for IT hardware, software and services, as well as client participation rates.

                Interest rates and the overall economy (including currency fluctuations) will have an effect on both revenue and gross profit. The company’s interest rate risk management policy, however, combined with the Global Financing funding strategy (see page 54), should mitigate gross margin erosion due to changes in interest rates. The company’s policy of matching asset and liability positions in foreign currencies will limit the impacts of currency fluctuations.

                The economy could impact the credit quality of the Global Financing receivables portfolio and therefore the level of provision for bad debts. Global Financing will continue to apply rigorous credit policies in both the origination of new business and the evaluation of the existing portfolio.

                As discussed on page 53, Global Financing has historically been able to manage residual value risk both through insight into the product cycles, as well as through its remarketing business.

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

                PricewaterhouseCoopers LLP, an independent registered public accounting firm, is retained to audit IBM’s Consolidated Financial Statements and the effectiveness of the internal control over financial reporting. Its accompanying report is based on audits conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States).

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

                Management conducted an evaluation of the effectiveness of internal control over financial reporting based on the framework in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this evaluation, management concluded that the company’s internal control over financial reporting was effective as of December 31, 2007.

Samuel J. Palmisano

Chairman of the Board,
President and Chief Executive Officer
February 26, 2008

Mark Loughridge

Senior Vice President,
Chief Financial Officer
February 26, 2008

Report of Independent Registered Public Accounting Firm

International Business Machines Corporation and Subsidiary Companies

TO THE STOCKHOLDERS AND BOARD OF DIRECTORS OF INTERNATIONAL BUSINESS MACHINES CORPORATION:

In our opinion, the accompanying Consolidated Financial Statements appearing on pages 58 through 119 present fairly, in all material respects, the financial position of International Business Machines Corporation and its subsidiaries at December 31, 2007 and 2006 and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2007 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting appearing on page 56. Our responsibility is to express opinions on these financial statements and on the Company’s internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

                As discussed in note B to the financial statements, the Company adopted the provisions of Statement of Financial Accounting Standards No. 158, “Employers Accounting for Defined Benefit Pension and Other Post-employment Plans,” as of December 31, 2006.

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

PricewaterhouseCoopers LLP

New York, New York
February 26, 2008

Consolidated Statement of Earnings

International Business Machines Corporation and Subsidiary Companies

($ in millions except per share amounts)
FOR THE YEAR ENDED DECEMBER 31:	NOTES	2007	2006*	2005*
Revenue:
Services		$54,057	$48,328	$47,509
Sales		42,202	40,716	41,218
Financing		2,526	2,379	2,407
Total Revenue		98,786	91,424	91,134
Cost:
Services		39,160	35,065	35,151
Sales		16,552	16,882	18,360
Financing		1,345	1,182	1,091
Total Cost		57,057	53,129	54,602
Gross Profit		41,729	38,295	36,532
Expense and Other Income:
Selling, general and administrative		22,060	20,259	21,314
Research, development and engineering	P	6,153	6,107	5,842
Intellectual property and custom development income		(958)	(900)	(948)
Other (income) and expense		(626)	(766)	(2,122)
Interest expense	J&K	611	278	220
Total Expense and Other Income		27,240	24,978	24,306
Income from Continuing Operations Before Income Taxes		14,489	13,317	12,226
Provision for income taxes	O	4,071	3,901	4,232
Income from Continuing Operations		10,418	9,416	7,994
Discontinued Operations:
(Loss)/earnings from discontinued operations, net of tax		(00)	76	(24)
Income before cumulative effect of change in accounting principle		10,418	9,492	7,970
Cumulative effect of change in accounting principle, net of tax**	B	—	—	(36)
Net Income		$10,418	$9,492	$7,934
Earnings/(loss) per Share of Common Stock:
Assuming Dilution:
Continuing operations	R	$7.18	$6.06	$4.91
Discontinued operations	R	(0.00)	0.05	(0.01)
Before cumulative effect of change in accounting principle	R	7.18	6.11	4.90
Cumulative effect of change in accounting principle**		—	—	(0.02)
Total	R	$7.18	$6.11	$4.87
Basic:
Continuing operations	R	$7.32	$6.15	$4.99
Discontinued operations	R	(0.00)	0.05	(0.02)
Before cumulative effect of change in accounting principle	R	7.32	6.20	4.98
Cumulative effect of change in accounting principle**	R	—	—	(0.02)
Total	R	$7.32	$6.20	$4.96
Weighted-Average Number of Common Shares Outstanding:
Assuming dilution		1,450,570,579	1,553,535,384	1,627,632,662
Basic		1,423,039,793	1,530,806,987	1,600,591,264

* Reclassified to conform with 2007 presentation of new Revenue and Cost categories. See note A, “Basis of Presentation,” on page 64 for additional information.

** Reflects implementation of FASB Interpretation No. 47. See note B, “Accounting Changes,” on page 75 for additional information.

The accompanying notes on pages 64 through 119 are an integral part of the financial statements.

Consolidated Statement of Financial Position

International Business Machines Corporation and Subsidiary Companies

($ in millions except per share amount)
AT DECEMBER 31:	NOTES	2007	2006
Assets
Current assets:
Cash and cash equivalents		$14,991	$8,022
Marketable securities	D	1,155	2,634
Notes and accounts receivable—trade (net of allowances of $241 in 2007 and $221 in 2006)		11,428	10,789
Short-term financing receivables (net of allowances of $296 in 2007 and $307 in 2006)	F	16,289	15,095
Other accounts receivable (net of allowances of $13 in 2007 and $15 in 2006)		1,072	964
Inventories	E	2,664	2,810
Deferred taxes	O	1,687	1,806
Prepaid expenses and other current assets		3,891	2,539
Total current assets		53,177	44,660
Plant, rental machines and other property	G	38,584	36,521
Less: Accumulated depreciation	G	23,503	22,082
Plant, rental machines and other property—net	G	15,081	14,440
Long-term financing receivables	F	11,603	10,068
Prepaid pension assets	U	17,417	10,629
Goodwill	I	14,285	12,854
Intangible assets—net	I	2,107	2,202
Investments and sundry assets	H	6,761	8,381
Total Assets		$120,431	$103,234
Liabilities and Stockholders’ Equity
Current liabilities:
Taxes	O	$3,673	$4,670
Short-term debt	J&K	12,235	8,902
Accounts payable		8,054	7,964
Compensation and benefits		4,645	4,595
Deferred income		9,802	8,587
Other accrued expenses and liabilities		5,901	5,372
Total current liabilities		44,310	40,091
Long-term debt	J&K	23,039	13,780
Retirement and nonpension postretirement benefit obligations	U	13,582	13,553
Deferred income		3,060	2,502	*
Other liabilities	L	7,970	4,801	*
Total Liabilities		91,962	74,728
Contingencies and Commitments	N
Stockholders’ equity:	M
Common stock, par value $.20 per share and additional paid-in capital		35,188	31,271
Shares authorized: 4,687,500,000
Shares issued (2007—2,057,607,421; 2006—2,008,470,383)
Retained earnings		60,640	52,432
Treasury stock, at cost (shares: 2007—672,373,283; 2006—501,987,771)		(63,945)	(46,296)
Accumulated gains and (losses) not affecting retained earnings	M	(3,414)	(8,901)
Total Stockholders’ Equity		28,470	28,506
Total Liabilities and Stockholders’ Equity		$120,431	$103,234

*  Reclassified to conform with 2007 presentation of new Deferred income category, previously combined in Other liabilities.

The accompanying notes on pages 64 through 119 are an integral part of the financial statements.

Consolidated Statement of Cash Flows

International Business Machines Corporation and Subsidiary Companies

($ in millions) FOR THE YEAR ENDED DECEMBER 31:	2007	2006	2005
Cash Flow from Operating Activities from Continuing Operations:
Net income	$10,418	$9,492	$7,934
Loss/(income) from discontinued operations	00	(76)	24
Adjustments to reconcile income from continuing operations to cash provided by operating activities:
Depreciation	4,038	3,907	4,147
Amortization of intangibles	1,163	1,076	1,041
Stock-based compensation	713	846	1,043
Deferred income taxes	740	1,724	2,185
Net gain on asset sales and other	(89)	(175)	(1,525)
Change in operating assets and liabilities, net of acquisitions/divestitures:
Receivables (including financing receivables)	(1,408)	(512)	2,219
Retirement related	(228)	(850)*	(1,728)*
Inventories	182	112	202
Other assets/other liabilities	706	(881)**	(91)**
Accounts payable	(142)	355	(536)
Net Cash Provided by Operating Activities from Continuing Operations	16,094	15,019	14,914
Cash Flow from Investing Activities from Continuing Operations:
Payments for plant, rental machines and other property	(4,630)	(4,362)	(3,842)
Proceeds from disposition of plant, rental machines and other property	537	430	1,107
Investment in software	(875)	(804)	(792)
Purchases of marketable securities and other investments	(30,449)	(28,555)	(4,526)
Proceeds from disposition of marketable securities and other investments	31,441	25,542	4,180
Divestiture of businesses, net of cash transferred	310	—	932
Acquisition of businesses, net of cash acquired	(1,009)	(3,799)	(1,482)
Net Cash Used in Investing Activities from Continuing Operations	(4,675)	(11,549)	(4,423)
Cash Flow from Financing Activities from Continuing Operations:
Proceeds from new debt***	21,744	1,444	4,363
Short-term borrowings/(repayments) less than 90 days—net	1,674	1,834	(232)
Payments to settle debt***	(11,306)	(3,400)	(3,522)
Common stock repurchases+	(18,828)	(8,084)	(7,739)
Common stock transactions—other+	4,123	1,685	1,233
Cash dividends paid	(2,147)	(1,683)	(1,250)
Net Cash Used in Financing Activities from Continuing Operations	(4,740)	(8,204)	(7,147)
Effect of exchange rate changes on cash and cash equivalents	294	201	(789)
Net cash used in discontinued operations from: Operating activities	(5)	(12)	(40)
Net change in cash and cash equivalents	6,969	(4,546)	2,515
Cash and cash equivalents at January 1	8,022	12,568	10,053
Cash and Cash Equivalents at December 31	$14,991	$8,022	$12,568
Supplemental Data:
Income taxes paid—net of refunds received	$2,608	$2,068	$1,994
Interest paid on debt	$1,485	$1,202 ++	$973 ++
Capital lease obligations	$57	$36	$287
Equity securities received as divestiture consideration+++	$—	$—	$430

* Reclassified to conform with 2007 presentation combining Pension assets and Pension liabilities into one caption Retirement related.

** Reclassified to conform with 2007 presentation to combine Other than temporary declines in securities and other investments and the Other assets/other liabilities into one caption.

*** See note A, “Consolidated Statement of Cash Flows,” on page 64 for additional information.

+ Reclassified to conform with 2007 presentation of the new Common stock repurchases and Common stock transactions—other previously combined in Common stock transactions—net.

++ Reclassified to conform with 2007 presentation of disclosing interest paid on debt versus total interest paid including net investment hedging activity.

+++ Lenovo equity valued at $542 million net of lock-up provisions of $112 million. See note C, “Acquisitions/Divestitures,” on page 81 for additional information.

The accompanying notes on pages 64 through 119 are an integral part of the financial statements.

Consolidated Statement of Stockholders’ Equity

International Business Machines Corporation and Subsidiary Companies

				ACCUMULATED
	COMMON			GAINS AND
	STOCK AND			(LOSSES)
	ADDITIONAL	RETAINED	TREASURY	NOT AFFECTING
($ in millions)	PAID-IN CAPITAL	EARNINGS	STOCK	RETAINED EARNINGS	TOTAL
2005
Stockholders’ equity, January 1, 2005	$26,673	$38,148	$(31,072)	$(2,061)	$31,688
Net income plus gains and (losses) not affecting retained earnings:
Net income		7,934			$7,934
Gains and (losses) not affecting retained earnings (net of tax):
Net unrealized gains on cash flow hedge derivatives (net of tax expense of $502)				891	891
Foreign currency translation adjustments (net of tax expense of $345*)				(1,153)	(1,153)
Minimum pension liability adjustment (net of tax expense of $320)				290	290
Net unrealized gains on marketable securities (net of tax expense of $8)				17	17
Total gains and (losses) not affecting retained earnings					45
Subtotal: Net income plus gains and (losses) not affecting retained earnings					$7,979
Cash dividends declared — common stock		(1,250)			(1,250)
Common stock issued under employee plans (18,572,017 shares)	2,257				2,257
Purchases (606,697 shares) and sales (2,594,786 shares) of treasury stock under employee plans — net		(98)	197		99
Other treasury shares purchased, not retired (90,237,800 shares)			(7,671)		(7,671)
Decrease in shares remaining to be issued in acquisition	(24)				(24)
Income tax benefits — stock transactions	20				20
Stockholders’ equity, December 31, 2005	$28,926	$44,734	$(38,546)	$(2,016)	$33,098

*       Foreign currency translation adjustments are presented gross with associated hedges shown net of tax.

The accompanying notes on pages 64 through 119 are an integral part of the financial statements.

				ACCUMULATED
	COMMON			GAINS AND
	STOCK AND			(LOSSES)
	ADDITIONAL	RETAINED	TREASURY	NOT AFFECTING
($ in millions)	PAID-IN CAPITAL	EARNINGS	STOCK	RETAINED EARNINGS	TOTAL
2006
Stockholders’ equity, January 1, 2006	$28,926	$44,734	$(38,546)	$(2,016)	$33,098
Net income plus gains and (losses) not affecting retained earnings:
Net income		9,492			$9,492
Gains and (losses) not affecting retained earnings (net of tax):
Net unrealized losses on cash flow hedge derivatives (net of tax benefit of $178)				(342)	(342)
Foreign currency translation adjustments (net of tax benefit of $225*)				1,020	1,020
Minimum pension liability adjustment (net of tax expense of $900)				1,881	1,881
Net unrealized gains on marketable securities (net of tax expense of $34)				53	53
Total gains and (losses) not affecting retained earnings					2,613
Adjustments to initially adopt SFAS No. 158
Prior service credits/(costs) (net of tax expense of $494)				871	871
Net gains/(losses) (net of tax benefit of $6,028)				(10,371)	(10,371)
Transition assets/(obligations) (net of tax expense of $1)				2	2
Subtotal: Net income plus gains and (losses) not affecting retained earnings and adjustments to adopt SFAS No. 158					$2,607
Cash dividends declared — common stock		(1,683)			(1,683)
Common stock issued under employee plans (27,211,279 shares)	2,322				2,322
Purchases (633,769 shares) and sales (3,489,803 shares) of treasury stock under employee plans — net		(111)	272		161
Other treasury shares purchased, not retired (97,564,462 shares)			(8,022)		(8,022)
Decrease in shares remaining to be issued in acquisition	(3)				(3)
Income tax benefits — stock transactions	26				26
Stockholders’ equity, December 31, 2006	$31,271	$52,432	$(46,296)	$(8,901)	$28,506

*       Foreign currency translation adjustments are presented gross with associated hedges shown net of tax.

The accompanying notes on pages 64 through 119 are an integral part of the financial statements.

				ACCUMULATED
	COMMON			GAINS AND
	STOCK AND			(LOSSES)
	ADDITIONAL	RETAINED	TREASURY	NOT AFFECTING
($ in millions)	PAID-IN CAPITAL	EARNINGS	STOCK	RETAINED EARNINGS	TOTAL
2007
Stockholders’ equity, January 1, 2007	$31,271	$52,432	$(46,296)	$(8,901)	$28,506
Adjustment to initially adopt FIN 48		117			117
Net income plus gains and (losses) not affecting retained earnings:
Net income		10,418			$10,418
Gains and (losses) not affecting retained earnings (net of tax):
Net unrealized losses on cash flow hedge derivatives (net of tax benefit of $32)				(123)	(123)
Foreign currency translation adjustments (net of tax benefit of $553*)				726	726
Retirement-related benefit plans:
Prior service credits (net of tax expense of $31)				44	44
Net gains/(losses) (net of tax expense of $1,913)				3,611	3,611
Amortization of prior service costs/(credits) (net of tax benefit of $50)				(85)	(85)
Amortization of net gains/(losses) (net of tax expense of $654)				1,110	1,110
Amortization of transition assets (net of tax benefit of $1)				(2)	(2)
Net unrealized gains on marketable securities (net of tax expense of $132)				206	206
Total gains and (losses) not affecting retained earnings					5,487
Subtotal: Net income plus gains and (losses) not affecting retained earnings					$15,905
Cash dividends declared — common stock		(2,147)			(2,147)
Common stock issued under employee plan (49,137,038 shares)	4,332				4,332
Purchases (1,282,131 shares) and sales (9,282,055 shares) of treasury stock under employee plans — net		(179)	729		550
Other treasury shares purchased, not retired (178,385,436 shares)	(405)		(18,378)		(18,783)
Decrease in shares remaining to be issued in acquisition	(6)				(6)
Income tax expense — stock transactions	(4)				(4)
Stockholders’ equity, December 31, 2007	$35,188	$60,640	$(63,945)	$(3,414)	$28,470

*       Foreign currency translation adjustments are presented gross with associated hedges shown net of tax.

The accompanying notes on pages 64 through 119 are an integral part of the financial statements.

Notes to Consolidated Financial Statements

International Business Machines Corporation and Subsidiary Companies

Note A. Significant Accounting Policies

Basis of Presentation

In the first quarter of 2007, the International Business Machines Corporation (IBM and/or the company) changed the presentation of revenue and cost in the Consolidated Statement of Earnings to reflect the categories of Services, Sales and Financing. Previously, the presentation included Global Services, Hardware, Software, Global Financing and an Other category. In the past, these categories were aligned with the company’s reportable segment presentation of external revenue and cost. However, as the company moves toward delivering solutions which bring integrated software and services capabilities to its clients, the alignment between segments and categories will diverge. Therefore, there are situations where the Global Services segments could include software revenue, and conversely, the Software segment may have services revenue. The change was made to avoid possible confusion between the segment revenue and cost presentation and the required category presentation in the Consolidated Statement of Earnings.

                The change only impacts the format for the presentation of the company’s revenue and cost in the Consolidated Statement of Earnings and does not reflect any change in the company’s reportable segment results or in the company’s organizational structure. The periods presented in this Annual Report are reported on a comparable basis. The management discussion and analysis of revenue and gross profit from continuing operations focuses on the segment view, as this is how the business is managed and is the best reflection of the company’s operating results and strategy.

                On December 31, 2002, the company sold its hard disk drive (HDD) business to Hitachi, Ltd. (Hitachi). The HDD business was part of the Systems and Technology reportable segment. The HDD business was accounted for as a discontinued operation under accounting principles generally accepted in the United States of America (GAAP) and therefore, the HDD results of operations and cash flows have been removed from the company’s results of continuing operations and cash flows for all periods presented in this document.

                For 2006, Income from discontinued operations, net of tax, is related to tax benefits from tax audit settlements. For 2005, the Loss from discontinued operations, net of tax, is primarily additional costs associated with parts warranty as agreed upon by the company and Hitachi.

Consolidated Statement of Cash Flows

Subsequent to the company’s Form 10-Q filing on October 30, 2007 for the quarter ended September 30, 2007, it was determined that “Proceeds from new debt” and “Payments to settle debt” were understated by an equal, offsetting amount of $3,760 million with no impact on the “Net cash used in financing activities from continuing operations” section of the Consolidated Statement of Cash Flows for the nine months ended September 30, 2007.

                The company assessed this reporting issue and determined it to be both qualitatively and quantitatively immaterial with respect to the overall Consolidated Statement of Cash Flows and the key categories presented in the statement: Net cash used in operating, investing and financing activities from continuing operations. In the Consolidated Statement of Cash Flows for the year ended December 31, 2007 on page 60, the company has made the adjustments described above. In 2008, the company will present the corrected amounts for the nine months ended September 30, 2007 in its Form 10-Q for the third quarter of 2008.

Principles of Consolidation

The Consolidated Financial Statements include the accounts of IBM and its controlled subsidiaries, which are generally majority owned. The accounts of variable interest entities (VIEs) as defined by Financial Accounting Standards Board (FASB) Interpretation No. 46(R), “Accounting for Variable Interest Entities,” (FIN 46(R)), are included in the Consolidated Financial Statements, if required. Investments in business entities in which the company does not have control, but has the ability to exercise significant influence over operating and financial policies, are accounted for using the equity method and the company’s proportionate share of income or loss is recorded in Other (income) and expense. The accounting policy for other investments in equity securities is described on page 72 within “Marketable Securities.” Equity investments in non-publicly traded entities are primarily accounted for using the cost method. All significant intercompany transactions and accounts have been eliminated in consolidation.

Use of Estimates

The preparation of Consolidated Financial Statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts of assets, liabilities, revenue, costs, expenses and gains and losses not affecting retained earnings that are reported in the Consolidated Financial Statements and accompanying disclosures, including the disclosure of contingent assets and liabilities. These estimates are based on management’s best knowledge of current events, historical experience, actions that the company may undertake in the future and on various other assumptions that are believed to be reasonable under the circumstances. As a result, actual results may be different from these estimates. See pages 47 to 49 and page 55 for a discussion of the company’s critical accounting estimates.

Management Discussion	14
Consolidated Statements	58
Notes	64
A-F	64
A. Significant Accounting Policies	64
B. Accounting Changes	73
C. Acquisitions/Diversitures	76
D. Financial Instruments (excluding derivatives)	82
E. Inventories	83
F. Financing Receivables	83
G-M	84
N-S	94
T-W	102

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

                The company reduces revenue for estimated client returns, stock rotation, price protection, rebates and other similar allowances. (See Schedule II, “Valuation and Qualifying Accounts and Reserves” included in the company’s Annual Report on Form 10-K). Revenue is recognized only if these estimates can be reasonably and reliably determined. The company bases its estimates on historical results taking into consideration the type of client, the type of transaction and the specifics of each arrangement. Payments made under cooperative marketing programs are recognized as an expense only if the company receives from the client an identifiable benefit sufficiently separable from the product sale whose fair value can be reasonably and reliably estimated. If the company does not receive an identifiable benefit sufficiently separable from the product sale whose fair value can be reasonably estimated, such payments are recorded as a reduction of revenue.

                Revenue from sales of third-party vendor products or services is recorded net of costs when the company is acting as an agent between the client and vendor and gross when the company is a principal to the transaction. Several factors are considered to determine whether the company is an agent or principal, most notably whether the company is the primary obligor to the client, or has inventory risk. Consideration is also given to whether the company adds meaningful value to the vendor’s product or service, was involved in the selection of the vendor’s product or service, has latitude in establishing the sales price or has credit risk.

                The company reports revenue net of any revenue-based taxes assessed by governmental authorities that are imposed on and concurrent with specific revenue-producing transactions. In addition to the aforementioned general policies, the following are the specific revenue recognition policies for multiple-element arrangements and for each major category of revenue.

MULTIPLE-ELEMENT ARRANGEMENTS

The company enters into multiple-element revenue arrangements, which may include any combination of services, software, hardware and/or financing. To the extent that a deliverable in a multiple-element arrangement is subject to specific guidance such as leased hardware that is subject to Statement of Financial Accounting Standards (SFAS) No. 13, “Accounting for Leases,” or software that is subject to the American Institute of Certified Public Accountants (AICPA) Statement of Position (SOP) No. 97-2, “Software Revenue Recognition,” see “Software” on pages 66 and 67 on whether and/or how to separate multiple deliverable arrangements into separate units of accounting (separability) and how to allocate the arrangement consideration among those separate units of accounting (allocation), that deliverable is accounted for in accordance with such specific guidance. For all other deliverables in multiple-element arrangements, the guidance below is applied for separability and allocation. A multiple-element arrangement is separated into more than one unit of accounting if all of the following criteria are met:

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

                If the allocation of consideration in a profitable arrangement results in a loss on an element (other than service elements as discussed below), that loss is recognized at the earlier of (a) delivery of that element, (b) when the first dollar of revenue is recognized on that element, or (c) when there are no remaining profitable elements in the arrangement to be delivered.

SERVICES

The company’s primary services offerings include information technology (IT) datacenter and business process outsourcing, application management services, consulting and systems integration, technology infrastructure and system maintenance, Web hosting and the design and development of complex IT systems to a client’s specifications (Design and Build). These services are provided on a time-and-material basis, as a fixed-price contract or as a fixed-price per measure of output contract and the contract terms range from less than one year to over 10 years.

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

                Revenue from fixed-price Design and Build contracts is recognized in accordance with SOP No. 81-1, “Accounting for Performance of Construction-Type and Certain Production-Type Contracts,” under the percentage-of-completion (POC) method. Under the POC method, revenue is recognized based on the labor costs incurred to date as a percentage of the total estimated labor costs to fulfill the contract. If circumstances arise that change the original estimates of revenues, costs, or extent of progress toward completion, revisions to the estimates are made. These revisions may result in increases or decreases in estimated revenues or costs, and such revisions are reflected in income in the period in which the circumstances that give rise to the revision become known by management.

                The company performs ongoing profitability analyses of its services contracts accounted for under the POC method in order to determine whether the latest estimates of revenue, costs and profits require updating. If at any time these estimates indicate that the contract will be unprofitable, the entire estimated loss for the remainder of the contract is recorded immediately. For non-POC service contracts, losses are recorded as incurred.

                In some of the company’s services contracts, the company bills the client prior to recognizing revenue from performing the services. Deferred income of $5,997 million and $5,011 million at December 31, 2007 and 2006, respectively, is included in the Consolidated Statement of Financial Position. The year-to-year increase was driven by growth in the services business and the impacts of currency. In other services contracts, the company performs the services prior to billing the client. Unbilled accounts receivable of $2,192 million and $1,762 million at December 31, 2007 and 2006, respectively, are included in Notes and accounts receivable-trade in the Consolidated Statement of Financial Position. Billings usually occur in the month after the company performs the services or in accordance with specific contractual provisions. Unbilled receivables are expected to be billed and collected within four months.

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

SOFTWARE

Revenue from perpetual (one-time charge) license software is recognized at the inception of the license term if all revenue recognition criteria have been met. Revenue from term (recurring license charge) license software is recognized on a subscription basis over the period that the client is entitled to use the license. Revenue from maintenance, unspecified upgrades on a when-and-if-available basis and technical support is recognized on a straight-line basis over the period such items are delivered. In multiple-element revenue arrangements that include software that is more than incidental to the products or services as a whole (software multiple-element arrangements), software and software-related elements are accounted for in accordance with the following criteria. Software-related elements include software products and services, as well as any non-software deliverable for which a software deliverable is essential to its functionality.

Management Discussion	14
Consolidated Statements	58
Notes	64
A-F	64
A. Significant Accounting Policies	64
B. Accounting Changes	73
C. Acquisitions/Diversitures	76
D. Financial Instruments (excluding derivatives)	82
E. Inventories	83
F. Financing Receivables	83
G-M	84
N-S	94
T-W	102

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

If any one of these criteria are not met, the arrangement is accounted for as one unit of accounting which would result in revenue being recognized on a straight-line basis or being deferred until the earlier of when such criteria are met or when the last undelivered element is delivered. If these criteria are met for each element and there is VSOE of fair value for all units of accounting in an arrangement, the arrangement consideration is allocated to the separate units of accounting based on each unit’s relative VSOE of fair value. There may be cases, however, in which there is VSOE of fair value of the undelivered item(s) but no such evidence for the delivered item(s). In these cases, the residual method is used to allocate the arrangement consideration. Under the residual method, the amount of consideration allocated to the delivered item(s) equals the total arrangement consideration less the aggregate VSOE of fair value of the undelivered elements.

FINANCING

Financing income attributable to sales-type leases, direct financing leases and loans is recognized on the accrual basis using the effective interest method. Operating lease income is recognized on a straight-line basis over the term of the lease.

Services Costs

Recurring operating costs for services contracts, including costs related to bid and proposal activities, are recognized as incurred. For fixed price Design and Build contracts, the costs of external hardware and software accounted for under the POC method are deferred and recognized based on the labor costs incurred to date, as a percentage of the total estimated labor costs to fulfill the contract. Certain eligible, nonrecurring costs incurred in the initial phases of outsourcing contracts are deferred and subsequently amortized. These costs consist of transition and setup costs related to the installation of systems and processes and are amortized on a straight-line basis over the expected period of benefit, not to exceed the term of the contract. Additionally, fixed assets associated with outsourcing contracts are capitalized and depreciated on a straight-line basis over the expected useful life of the asset. If an asset is contract specific, then the depreciation period is the shorter of the useful life of the asset or the contract term. Amounts paid to clients in excess of the fair value of acquired assets used in outsourcing arrangements are deferred and amortized on a straight-line basis as a reduction of revenue over the expected period of benefit not to exceed the term of the contract. The company performs periodic reviews to assess the recoverability of deferred contract transition and set up costs. This review is done by comparing the estimated minimum remaining undiscounted cash flows of a contract to the unamortized contract costs. If such minimum undiscounted cash flows are not sufficient to recover the unamortized costs, a loss is recognized.

                Deferred services transition and setup costs were $1,881 million and $1,511 million at December 31, 2007 and December 31, 2006, respectively. The primary driver of the increase year to year was the continued growth of the Global Services business. Amortization expense of deferred services transition and setup costs is estimated at December 31, 2007 to be $517 million in 2008, $414 million in 2009, $325 million in 2010, $258 million in 2011, and $367 million thereafter.

                Deferred amounts paid to clients in excess of the fair value of acquired assets used in outsourcing arrangements were $202 million and $210 million at December 31, 2007 and December 31, 2006, respectively. Amortization of deferred amounts paid to clients in excess of the fair value of acquired assets is recorded as an offset of revenue and is estimated at December 31, 2007 to be $92 million in 2008, $46 million in 2009, $33 million in 2010, $20 million in 2011, and $11 million thereafter.

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

                The company capitalizes certain costs that are incurred to purchase or to create and implement internal-use computer software, which includes software coding, installation, testing and certain data conversions. These capitalized costs are amortized on a straight-line basis over two years and are recorded in Selling, general and administrative expense. See note I, “Intangible Assets Including Goodwill,” on pages 84 and 85.

Product Warranties

The company offers warranties for its hardware products that range up to three years, with the majority being either one or three years. Estimated costs for warranty terms standard to the deliverable are recognized when revenue is recorded for the related deliverable. The company estimates its warranty costs standard to the deliverable based on historical warranty claim experience and applies this estimate to the revenue stream for products under warranty. Estimated future costs for warranties applicable to revenue recognized in the current period are charged to cost of revenue. The warranty accrual is reviewed quarterly to verify that it properly reflects the remaining obligation based on the anticipated expenditures over the balance of the obligation period. Adjustments are made when actual warranty claim experience differs from estimates. Costs from fixed-price support or maintenance contracts, including extended-warranty contracts, are recognized as incurred.

                Changes in the warranty liability balance are presented in the following table:

($ in millions)	2007	2006
Balance at January 1	$582	$754
Current period accruals	466	540
Accrual adjustments to reflect actual experience	(29)	49
Charges incurred	(607)	(762)
Balance at December 31	$412	$582

The decrease in the balance was primarily driven by a reduction in estimated future costs as a result of the divestiture of the Personal Computing business to Lenovo Group Limited (Lenovo) in April 2005.

Shipping and Handling

Costs related to shipping and handling are recognized as incurred and included in Cost in the Consolidated Statement of Earnings.

Expense and Other Income

SELLING, GENERAL AND ADMINISTRATIVE

Selling, general and administrative (SG&A) expense is charged to income as incurred. Expenses of promoting and selling products and services are classified as selling expense and include such items as advertising, sales commissions and travel. General and administrative expense includes such items as compensation, office supplies, non-income taxes, insurance and office rental. In addition, general and administrative expense includes other operating items such as a provision for doubtful accounts, workforce accruals for contractually obligated payments to employees terminated in the ongoing course of business, amortization of certain intangible assets and environmental remediation costs. Certain special actions discussed in note Q, “2005 Actions,” on pages 99 and 100 are also included in SG&A expense.

ADVERTISING AND PROMOTIONAL EXPENSE

The company expenses advertising and promotional costs when incurred. Cooperative advertising reimbursements from vendors are recorded net of advertising and promotional expense in the period the related advertising and promotional expense is incurred. Advertising and promotional expense, which includes media, agency and promotional expense, was $1,242 million, $1,195 million and $1,284 million in 2007, 2006 and 2005, respectively, and is recorded in SG&A expense in the Consolidated Statement of Earnings.

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

Management Discussion	14
Consolidated Statements	58
Notes	64
A-F	64
A. Significant Accounting Policies	64
B. Accounting Changes	73
C. Acquisitions/Diversitures	76
D. Financial Instruments (excluding derivatives)	82
E. Inventories	83
F. Financing Receivables	83
G-M	84
N-S	94
T-W	102

for strategic technology partners and specific clients. The company records the income from these projects when the fee is realized or realizable and earned, is not refundable and is not dependent upon the success of the project.

OTHER (INCOME) AND EXPENSE

Other (income) and expense includes interest income (other than from Global Financing external business transactions), gains and losses on certain derivative instruments, gains and losses from securities and other investments, gains and losses from certain real estate transactions, foreign currency transaction gains and losses, gains and losses from the sale of businesses and amounts related to accretion of asset retirement obligations. Certain special actions discussed in note Q, “2005 Actions,” on pages 99 and 100 are also included in Other (income) and expense.

Business Combinations and Intangible Assets Including Goodwill

The company accounts for business combinations using the purchase method of accounting and accordingly, the assets and liabilities of the acquired entities are recorded at their estimated fair values at the acquisition date. Goodwill represents the excess of the purchase price over the fair value of net assets, including the amount assigned to identifiable intangible assets. The company does not amortize the goodwill balance. Substantially all of the goodwill is not deductible for tax purposes. The primary drivers that generate goodwill are the value of synergies between the acquired entities and the company and the acquired assembled workforce, neither of which qualifies as an identifiable intangible asset. Identifiable intangible assets with finite lives are amortized over their useful lives. See note C, “Acquisitions/Divestitures,” on pages 76 to 82 and note I, “Intangible Assets Including Goodwill,” on pages 84 and 85, for additional information. The results of operations of acquired businesses are included in the Consolidated Financial Statements from the acquisition date.

Impairment

Long-lived assets, other than goodwill, are tested for impairment based on undiscounted cash flows and, if impaired, written down to fair value based on either discounted cash flows or appraised values. Goodwill is tested annually for impairment, or sooner when circumstances indicate an impairment may exist, using a fair-value approach at the reporting unit level. A reporting unit is the operating segment, or a business, which is one level below that operating segment (the “component” level) if discrete financial information is prepared and regularly reviewed by management at the segment level. Components are aggregated as a single reporting unit if they have similar economic characteristics.

Depreciation and Amortization

Plant, rental machines and other property are carried at cost and depreciated over their estimated useful lives using the straight-line method. The estimated useful lives of certain depreciable assets are as follows: buildings, 50 years; building equipment, 10 to 20 years; land improvements, 20 years; plant, laboratory and office equipment, two to 15 years; and computer equipment, 1.5 to five years. Leasehold improvements are amortized over the shorter of their estimated useful lives or the related lease term, rarely exceeding 25 years.

                Capitalized software costs incurred or acquired after technological feasibility has been established are amortized over periods up to seven years. Capitalized costs for internal-use software are amortized on a straight-line basis over periods up to two years. (See “Software Costs” on page 67 for additional information). Other intangible assets are amortized over periods between three and seven years.

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

Asset Retirement Obligations

Asset retirement obligations (ARO) are legal obligations associated with the retirement of long-lived assets. These liabilities are initially recorded at fair value and the related asset retirement costs are capitalized by increasing the carrying amount of the related assets by the same amount as the liability. Asset retirement costs are subsequently depreciated over the useful lives of the related assets. Subsequent to initial recognition, the company records period-to-period changes in the ARO liability resulting from the passage of time in Interest expense and revisions to either the timing or the amount of the original expected cash flows to the related assets.

Defined Benefit Pension and Nonpension Postretirement Benefit Plans

The funded status of the company’s defined benefit pension plans and nonpension postretirement benefit plans (retirement-related benefit plans) is recognized in the Consolidated Statement of Financial Position. The funded status is measured as the difference between the fair value of plan assets and the benefit obligation at December 31, the measurement date. For defined benefit pension plans, the benefit obligation is the projected benefit obligation (PBO), which represents the actuarial present value of benefits expected to be paid upon retirement based on estimated future compensation levels. For the nonpension postretirement benefit plans, the benefit obligation is the accumulated postretirement benefit obligation (APBO), which represents the actuarial present value of postretirement benefits attributed to employee services already rendered. The fair value of plan assets represents the current market value of cumulative company and participant contributions made to an irrevocable trust fund, held for the sole benefit of participants, which are invested by the trust fund. Overfunded plans, with the fair value of plan assets exceeding the benefit obligation, are aggregated and recorded as a Prepaid pension asset equal to this excess. Underfunded plans, with the benefit obligation exceeding the fair value of plan assets, are aggregated and recorded as a Retirement and nonpension postretirement benefit obligation equal to this excess.

                The current portion of the Retirement and nonpension postretirement benefit obligations represents the actuarial present value of benefits payable in the next 12 months exceeding the fair value of plan assets, measured on a plan-by-plan basis. This obligation is recorded in Compensation and benefits in the Consolidated Statement of Financial Position.

                Net periodic pension and nonpension postretirement benefit cost/(income) is recorded in the Consolidated Statement of Earnings and includes service cost, interest cost, expected return on plan assets, amortization of prior service costs/(credits) and (gains)/losses previously recognized as a component of Gains and (losses) not affecting retained earnings and amortization of the net transition asset remaining in Accumulated gains and (losses) not affecting retained earnings. Service cost represents the actuarial present value of participant benefits earned in the current year. Interest cost represents the time value of money cost associated with the passage of time. Certain events, such as changes in employee base, plan amendments and changes in actuarial assumptions, result in a change in the benefit obligation and the corresponding change in the Gains and (losses) not affecting retained earnings. The result of these events is amortized as a component of net periodic cost/(income) over the service lives of the participants, provided such amounts exceed thresholds which are based upon the benefit obligation or the value of plan assets. The average service lives of the participants in the IBM Personal Pension Plan, a U.S. defined benefit pension plan, currently approximates 10 years and varies for participants in non-U.S. plans. Net periodic cost/(income) is recorded in Cost, SG&A and RD&E in the Consolidated Statement of Earnings based on the employees’ respective function.

                (Gains)/losses and prior service costs/(credits) not recognized as a component of net periodic cost/(income) in the Consolidated Statement of Earnings as they arise are recognized as a component of Gains and (losses) not affecting retained earnings in the Consolidated Statement of Stockholders’ Equity, net of tax. Those (gains)/losses and prior service costs/(credits) are subsequently recognized as a component of net periodic cost/(income) pursuant to the recognition and amortization provisions of applicable accounting standards. (Gains)/losses arise as a result of differences between actual experience and assumptions or as a result of changes in actuarial assumptions. Prior service costs/(credits) represent the cost of benefit improvements attributable to prior service granted in plan amendments.

                The measurement of benefit obligations and net periodic cost/(income) is provided by third-party actuaries based on estimates and assumptions approved by the company’s management. These valuations reflect the terms of the plans and use participant-specific information such as compensation, age and years of service, as well as certain assumptions, including estimates of discount rates, expected return on plan assets, rate of compensation increases, interest crediting rates and mortality rates.

Defined Contribution Plans

The company records expense for defined contribution plans for the company’s contribution when the employee renders service to the company, essentially coinciding with the cash contributions to the plans. The expense is recorded in Cost, SG&A and RD&E in the Consolidated Statement of Earnings based on the employees’ respective function.

Stock-Based Compensation

Stock-based compensation represents the cost related to stock-based awards granted to employees. The company measures stock-based compensation cost at grant date, based on the estimated fair value of the award and recognizes the cost on a straight-line basis (net of estimated forfeitures) over the employee requisite service period. The company estimates the fair value of stock options using a Black-Scholes valuation model. The cost is recorded in Cost, SG&A, and RD&E in the Consolidated Statement of Earnings based on the employees’ respective function.

                The company records deferred tax assets for awards that result in deductions on the company’s income tax returns, based on the amount of compensation cost recognized and the statutory tax rate in the jurisdiction in which it will receive a deduction. Differences between the deferred tax assets recognized for financial reporting purposes and the actual tax deduction reported on the income tax return are recorded in Additional Paid-In Capital (if the tax deduction exceeds the deferred tax asset) or in the Consolidated Statement of Earnings (if the deferred tax asset exceeds the tax deduction and no additional paid-in capital exists from previous awards).

                See note T, “Stock-Based Compensation,” on pages 102 to 105 for additional information.

Management Discussion	14
Consolidated	58
Notes	64
A-F	64
A. Significant Accounting Policies	64
B. Accounting Changes	73
C. Acquisitions/Diversitures	76
D. Financial Instruments (excluding derivatives)	82
E. Inventories	83
F. Financing Receivables	83
G-M	84
N-S	94
T-W	102

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

                The company recognizes tax liabilities when, despite the company’s belief that its tax return positions are supportable, the company believes that certain positions may not be fully sustained upon review by tax authorities. Benefits from tax positions are measured at the largest amount of benefit that is greater than 50 percent likely of being realized upon settlement. The current portion of tax liabilities is included in Taxes and the noncurrent portion of tax liabilities is included in Other Liabilities in the Consolidated Statement of Financial Position. To the extent that the final tax outcome of these matters is different than the amounts recorded, such differences impact income tax expense in the period in which such determination is made. Interest and penalties, if any, related to accrued liabilities for potential tax assessments are included in income tax expense.

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

Derivatives

All derivatives are recognized in the Consolidated Statement of Financial Position at fair value and are reported in Prepaid expenses and other current assets, Investments and sundry assets, Other accrued expenses and liabilities or Other liabilities. Classification of each derivative as current or noncurrent is based upon whether the maturity of the instrument is less than or greater than 12 months. To qualify for hedge accounting in accordance with SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities,” as amended by SFAS No. 138, “Accounting for Certain Derivative Instruments and Certain Hedging Activities,” SFAS No. 149, “Amendment of Statement 133 on Derivative Instruments and Hedging Activities,” and SFAS No. 155, “Accounting for Certain Hybrid Financial Instruments—An Amendment of FASB Statements No. 133 and 140” (collectively, “SFAS No. 133”), the company requires that the instruments be effective in reducing the risk exposure that they are designated to hedge. For instruments that hedge cash flows, hedge effectiveness criteria also require that it be probable that the underlying transaction will occur. Instruments that meet established accounting criteria are formally designated as hedges. These criteria demonstrate that the derivative is expected to be highly effective at offsetting changes in fair value or cash flows of the underlying exposure both at inception of the hedging relationship and on an ongoing basis. The method of assessing hedge effectiveness and measuring hedge ineffectiveness is formally documented at hedge inception. The company assesses hedge effectiveness and measures hedge ineffectiveness at least quarterly throughout the designated hedge period.

                The company applies hedge accounting in accordance with SFAS No. 133, whereby the company designates each derivative as a hedge of: (1) the fair value of a recognized financial asset or liability or of an unrecognized firm commitment (“fair value” hedge); (2) the variability of anticipated cash flows of a forecasted transaction or the cash flows to be received or paid related to a recognized financial asset or liability (“cash flow” hedge); or (3) a hedge of a long-term investment (“net investment” hedge) in a foreign operation. In addition, the company may enter into derivative contracts that economically hedge certain of its risks, even though hedge accounting does not apply or the company elects not to apply hedge accounting under SFAS No. 133. In these cases, there exists a natural hedging relationship in which changes in the fair value of the derivative, which are recognized currently in net income, act as an economic offset to changes in the fair value of the underlying hedged item(s).

                Changes in the fair value of a derivative that is designated as a fair value hedge, along with offsetting changes in the fair value of the underlying hedged exposure, are recorded in earnings each period. For hedges of interest rate risk, the fair value adjustments are recorded as adjustments to Interest expense and Cost of Financing in the Consolidated Statement of Earnings. For hedges of currency risk associated with recorded financial assets or liabilities, derivative fair value adjustments are recognized in Other (income) and expense in the Consolidated Statement of Earnings. Changes in the fair value of a derivative that is designated as a cash flow hedge are recorded, net of applicable taxes, in the Accumulated gains and (losses) not affecting retained earnings, a component of Stockholders’ equity. When net income is affected by the variability of the underlying cash flow, the applicable offsetting amount of the gain or loss from the derivative that is deferred in Stockholders’ equity is released to net income and reported in Interest expense, Cost, SG&A expense or Other (income) and expense in the Consolidated Statement of Earnings based on the nature of the underlying cash flow hedged. Effectiveness for net investment hedging derivatives is measured on a spot-to-spot basis. The effective portion of changes in the fair value of net investment hedging derivatives and other non-derivative financial instruments designated as net investment hedges are recorded as foreign currency translation adjustments, net of applicable taxes, in the Accumulated gains and (losses) not affecting retained earnings section of the Consolidated Statement of Stockholders’ Equity. Changes in the fair value of the portion of a net investment hedging derivative excluded from the effectiveness assessment are recorded in Interest expense.

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

                The company reports cash flows arising from derivative financial instruments designated as fair value or cash flow hedges consistent with the classification of cash flows from the underlying hedged items that these derivatives are hedging. Accordingly, the cash flows associated with derivatives designated as fair value or cash flow hedges are classified in Cash flows from operating activities in the Consolidated Statement of Cash Flows. Cash flows from derivatives designated as net investment hedges and derivatives that do not qualify as hedges are reported in investing activities. For currency swaps designated as hedges of foreign currency denominated debt (included in the company’s debt risk management program as addressed in note K, “Derivatives and Hedging Transactions,” on pages 88 to 91), cash flows directly associated with the settlement of the principal element of these swaps are reported in Payments to settle debt in the Cash flow from financing activities section of the Consolidated Statement of Cash Flows.

Financial Instruments

In determining the fair value of its financial instruments, the company uses a variety of methods and assumptions that are based on market conditions and risks existing at each balance sheet date. For the majority of financial instruments, including most derivatives, long-term investments and long-term debt, standard market conventions and techniques such as discounted cash flow analysis, option pricing models, replacement cost and termination cost are used to determine fair value. Dealer quotes are used for the remaining financial instruments.

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

Inventories

Raw materials, work in process and finished goods are stated at the lower of average cost or market. In accordance with SFAS No. 95, “Statement of Cash Flows,” cash flows related to the sale of inventories are reflected in Net cash from operating activities from continuing operations in the Consolidated Statement of Cash Flows.

Management Discussion	14
Consolidated Statements	58
Notes	64
A-F	64
A. Significant Accounting Policies	64
B. Accounting Changes	73
C. Acquisitions/Diversitures	76
D. Financial Instruments (excluding derivatives)	82
E. Inventories	83
F. Financing Receivables	83
G-M	84
N-S	94
T-W	102

Allowance for Uncollectible Receivables

TRADE

An allowance for uncollectible trade receivables is estimated based on a combination of write-off history, aging analysis and any specific, known troubled accounts.

FINANCING

Financing receivables include sales-type leases, direct financing leases and loans. The methodologies that the company uses to calculate both its specific and its unallocated reserves, which are applied consistently to its different portfolios are as follows:

Specific—The company reviews all financing account receivables considered at risk on a quarterly basis. The review primarily consists of an analysis based upon current information available about the client, such as financial statements, news reports and published credit ratings, as well as the current economic environment, collateral net of repossession cost and prior collection history. For loans that are collateral dependent, impairment is measured using the fair value of the collateral when foreclosure is probable. Using this information, the company determines the expected cash flow for the receivable and calculates a recommended estimate of the potential loss and the probability of loss. For those accounts in which the loss is probable, the company records a specific reserve.

Unallocated—The company records an unallocated reserve that is calculated by applying a reserve rate to its different portfolios, excluding accounts that have been specifically reserved. This reserve rate is based upon credit rating, probability of default, term, asset characteristics and loss history.

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

Estimated Residual Values of Lease Assets

The recorded residual values of the company’s lease assets are estimated at the inception of the lease to be the expected fair value of the assets at the end of the lease term. The company periodically reassesses the realizable value of its lease residual values. Any anticipated increases in specific future residual values are not recognized before realization through remarketing efforts. Anticipated decreases in specific future residual values that are considered to be other-than-temporary are recognized immediately upon identification and are recorded as an adjustment to the residual-value estimate. For sales-type and direct financing leases, this reduction lowers the recorded net investment and is recognized as a loss charged to financing income in the period in which the estimate is changed, as well as an adjustment to unearned income to reduce future-period financing income.

Common Stock

Common stock refers to the $.20 par value capital stock as designated in the company’s Certificate of Incorporation. Treasury stock is accounted for using the cost method. When treasury stock is reissued, the value is computed and recorded using a weighted-average basis.

Earnings per Share of Common Stock

Earnings per share of common stock—basic is computed by dividing Net income by the weighted average number of common shares outstanding for the period. Earnings per share of common stock, assuming dilution, reflects the maximum potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock and would then share in the net income of the company. See note R, “Earnings Per Share of Common Stock,” on page 101 for additional information.

Note B. Accounting Changes

New Standards to be Implemented

In February 2008, the FASB issued FASB Staff Position (FSP) Financial Accounting Standard (FAS) 157-1, “Application of FASB Statement No. 157 to FASB Statement No. 13 and Its Related Interpretive Accounting Pronouncements That Address Leasing Transactions,” and FSP FAS 157-2, “Effective Date of FASB Statement No. 157.” FSP FAS 157-1 removes leasing from the scope of SFAS No. 157, “Fair Value Measurements.” FSP FAS 157-2 delays the effective date of SFAS No. 157 from 2008 to 2009 for all nonfinancial assets and nonfinancial liabilities, except those that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually). See SFAS No. 157 discussion on page 74.

In December 2007, the FASB issued SFAS No. 141(R), “Business Combinations,” which will become effective in 2009 via prospective application to new business combinations. This Statement requires that the acquisition method of accounting be applied to a broader set of business combinations, amends the definition of a business combination, provides a definition of a business, requires an acquirer to recognize an acquired business at its fair value at the acquisition date and requires the assets and liabilities assumed in a business combination to be measured and recognized at their fair values as of the acquisition date (with limited exceptions). The company will adopt this Statement in fiscal year 2009 and its effects on future periods will depend on the nature and significance of any acquisitions subject to this statement.

In December 2007, the FASB issued SFAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements—an amendment of ARB No. 51.” This Statement requires that the noncontrolling interest in the equity of a subsidiary be accounted for and reported as equity, provides revised guidance on the treatment of net income and losses attributable to the noncontrolling interest and changes in ownership interests in a subsidiary and requires additional disclosures that identify and distinguish between the interests of the controlling and noncontrolling owners. Pursuant to the transition provisions of SFAS No. 160, the company will adopt the Statement in fiscal year 2009 via retrospective application of the presentation and disclosure requirements. The company does not expect the adoption of this Statement to have a material effect on the Consolidated Financial Statements.

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities, Including an amendment of FASB Statement No. 115,” which will become effective in 2008. SFAS No. 159 permits entities to measure eligible financial assets, financial liabilities and firm commitments at fair value, on an instrument-by-instrument basis, that are otherwise not permitted to be accounted for at fair value under other generally accepted accounting principles. The fair value measurement election is irrevocable and subsequent changes in fair value must be recorded in earnings. The company will adopt this Statement in fiscal year 2008 and does not expect the adoption of this Statement to have a material effect on the Consolidated Financial Statements.

In September 2006, the FASB finalized SFAS No. 157 which will become effective in 2008 except as amended by FSP FAS 157-1 and FSP FAS 157-2 as previously described. This Statement defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements; however, it does not require any new fair value measurements. The provisions of SFAS No. 157 will be applied prospectively to fair value measurements and disclosures for financial assets and financial liabilities and nonfinancial assets and nonfinancial liabilities recognized or disclosed at fair value in the financial statements on at least an annual basis beginning in the first quarter of 2008. While the company does not expect the adoption of this Statement to have a material impact on its Consolidated Financial Statements at this time, the company will monitor any additional implementation guidance that is issued that addresses the fair value measurements for certain financial assets, such as private market pension plan assets, and nonfinancial assets and nonfinancial liabilities not disclosed at fair value in the financial statements on at least an annual basis.

Standards Implemented

In the first quarter of 2007, the company adopted SFAS No. 156, “Accounting for Servicing of Financial Assets—an amendment of FASB Statement No. 140,” that provides guidance on accounting for separately recognized servicing assets and servicing liabilities. In accordance with the provisions of SFAS No. 156, separately recognized servicing assets and servicing liabilities must be initially measured at fair value, if practicable. Subsequent to initial recognition, the company may use either the amortization method or the fair value measurement method to account for servicing assets and servicing liabilities within the scope of this Statement. The adoption of this Statement did not have a material effect on the Consolidated Financial Statements.

In the first quarter of 2007, the company adopted SFAS No. 155, “Accounting for Certain Hybrid Financial Instruments—an amendment of FASB Statements No. 133 and 140,” which permits fair value remeasurement for any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation in accordance with the provisions of SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities.” The adoption of this Statement did not have a material effect on the Consolidated Financial Statements.

The company adopted FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes—an Interpretation of FASB Statement No. 109” (FIN 48) on January 1, 2007. FIN 48 clarifies the accounting and reporting for uncertainties in income tax law. This Interpretation prescribes a comprehensive model for the financial statement recognition, measurement, presentation and disclosure of uncertain tax positions taken or expected to be taken in income tax returns. See note O, “Taxes,” on pages 97 to 99 for additional information, including the effects of adoption on the Consolidated Statement of Financial Position.

Management Discussion	14
Consolidated Statements	58
Notes	64
A-F	64
A. Significant Accounting Policies	64
B. Accounting Changes	73
C. Acquisitions/Diversitures	76
D. Financial Instruments (excluding derivatives)	82
E. Inventories	83
F. Financing Receivables	83
G-M	84
N-S	94
T-W	102

Effective December 31, 2006, the company adopted SFAS No. 158, “Employer’s Accounting for Defined Benefit Pension and Other Postretirement Plans, an Amendment of FASB Statements No. 87, 88, 106 and 132(R),” which requires the recognition of the funded status of the retirement-related benefit plans in the Consolidated Statement of Financial Position and the recognition of the changes in that funded status in the year in which the changes occur through Gains and (losses) not affecting retained earnings, net of applicable tax effects. The provisions of SFAS No. 158 were adopted pursuant to the transition provisions therein. The company measures defined benefit plan assets and obligations as of December 31 and SFAS No. 158 did not affect the company’s existing valuation practices. The adoption of SFAS No. 158 had no impact on the company’s existing debt covenants, credit ratings or financial flexibility. See note U, “Retirement-Related Benefits,” on pages 105 to 116 for additional information, including the incremental effect of adoption on the Consolidated Statement of Financial Position.

In September 2006, the Securities and Exchange Commission (SEC) issued Staff Accounting Bulletin (SAB) No. 108, codified as SAB Topic 1.N, “Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements.” SAB No. 108 describes the approach that should be used to quantify the materiality of a misstatement and provides guidance for correcting prior-year errors. The company early adopted SAB No. 108 in the third quarter of 2006 and accordingly, follows SAB No. 108 requirements when quantifying financial statement misstatements. The adoption of SAB No. 108 did not require any changes to the Consolidated Financial Statements.

In the third quarter of 2006, the company adopted FSP FIN 46(R)-6, “Determining the Variability to Be Considered in Applying FASB Interpretation No. 46(R).” FSP FIN No. 46(R)-6 clarifies that the variability to be considered in applying FASB Interpretation 46(R) shall be based on an analysis of the design of the variable interest entity. The adoption of this FSP did not have a material effect on the Consolidated Financial Statements.

In the first quarter of 2006, the company adopted SFAS No. 154, “Accounting Changes and Error Corrections—a replacement of APB Opinion No. 20 and FASB Statement No. 3.” SFAS No. 154 changed the requirements for the accounting for and reporting of a voluntary change in accounting principle. The adoption of this statement did not affect the Consolidated Financial Statements in fiscal years 2007 and 2006. Its effects on future periods will depend on the nature and significance of any future accounting changes subject to this statement.

Beginning January 2006, the company adopted SFAS No. 151, “Inventory Costs—an amendment of ARB No. 43, Chapter 4.” SFAS No. 151 requires certain abnormal expenditures to be recognized as expenses in the current period versus being capitalized in inventory. It also requires that the amount of fixed production overhead allocated to inventory be based on the normal capacity of the production facilities. The adoption of this statement did not have a material effect on the Consolidated Financial Statements.

Effective January 1, 2005, the company adopted the provisions of SFAS No. 123(R), “Share-Based Payment.” The company elected to adopt the modified retrospective application method provided by SFAS No. 123(R) and accordingly, financial statement amounts for the periods presented herein reflect results as if the fair value method of expensing had been applied from the original effective date of SFAS No. 123. See note A, “Significant Accounting Policies,” on page 70 and note T, “Stock-Based Compensation,” on pages 102 to 105 for additional information.

In March 2005, the FASB issued FASB Interpretation No. 47, “Accounting for Conditional Asset Retirement Obligations, an interpretation of FASB Statement No. 143” (FIN 47). FIN 47 clarifies that conditional AROs meet the definition of liabilities and should be recognized when incurred if their fair values can be reasonably estimated. The company implemented FIN 47 at December 31, 2005 and recorded conditional AROs of approximately $85 million. These conditional AROs relate to the company’s contractual obligations to remove leasehold improvements in certain non-U.S. locations thereby restoring leased space to its original condition. Upon implementation of FIN 47, the company recorded a $36 million charge (net of income tax benefit of $21 million) which was reported as a cumulative effect of a change in accounting principle in the 2005 Consolidated Statement of Earnings. The company’s accounting policy for AROs is described in note A, “Significant Accounting Policies,” on page 69.

The pro forma effect of retroactively applying FIN 47 for the year 2005 was:

($ in millions except per share amounts)
FOR THE YEAR ENDED DECEMBER 31:	2005
Pro forma amounts assuming accounting change is applied retroactively:
Pro forma net income	$7,964
Pro forma earnings per share of common stock—assuming dilution	$4.89
Pro forma earnings per share of common stock—basic	$4.98
ARO liabilities at December 31, 2005	$85

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

In June 2005, the FASB issued FSP No. FAS 143-1, “Accounting for Electronic Equipment Waste Obligations,” (FSP FAS 143-1) that provides guidance on how commercial users and producers of electronic equipment should recognize and measure asset retirement obligations associated with the European Directive 2002/96/EC on Waste Electrical and Electronic Equipment (the “Directive”). In 2005, the company adopted FSP FAS 143-1 in those European Union (EU) member countries that transposed the Directive into country-specific laws. Its adoption did not have a material effect on the Consolidated Financial Statements. The effect of applying FSP FAS 143-1 in the remaining countries in future periods is not expected to have a material effect on the Consolidated Financial Statements.

In the third quarter of 2005, the company adopted SFAS No. 153, “Exchanges of Nonmonetary Assets, an amendment of APB Opinion No. 29.” SFAS No. 153 requires that exchanges of productive assets be accounted for at fair value unless fair value cannot be reasonably determined or the transaction lacks commercial substance. The adoption of SFAS No. 153 did not have a material effect on the Consolidated Financial Statements.

Note C. Acquisitions/Divestitures

Acquisitions

2007

In 2007, the company completed 12 acquisitions at an aggregate cost of $1,144 million.

The Software segment completed six acquisitions: in the first quarter, Consul Risk Management International BV and Vallent Corporation, both privately held companies. Four acquisitions were completed in the third quarter: Watchfire Corporation, WebDialogs Inc. and Princeton Softech Inc., all privately held companies, and DataMirror Corporation, a publicly held company. Each acquisition further complemented and enhanced the software product portfolio.

Global Technology Services completed four acquisitions: in the first quarter, Softek Storage Solutions Corporation (Softek) and DM Information Systems, Ltd. (DMIS), both privately held companies. Two acquisitions were completed in the fourth quarter: Novus Consulting Group, Inc. and Serbian Business Systems, both privately held companies. Softek augments the company’s unified data mobility offerings and worldwide delivery expertise for managing data in storage array, host and virtualized IT environments. DMIS will enhance and complement the Technology Service offerings. Novus CG, a storage solution company, will provide improved access to business information, enable stronger regulatory and corporate compliance and improve overall information technology performance. Serbian Business Systems establishes the company’s maintenance and technical support services business in Serbia.

Global Business Services completed one acquisition in the fourth quarter: IT Gruppen AS, which will add to the company’s presence in the retail and media sectors.

Systems and Technology completed one acquisition in the fourth quarter: XIV, Ltd., a privately held company focused on storage systems technology.

Purchase price consideration was paid in cash. These acquisitions are reported in the Consolidated Statement of Cash Flows net of acquired cash and cash equivalents.

The table on page 77 reflects the purchase price related to these acquisitions and the resulting purchase price allocations as of December 31, 2007.

During the fourth quarter of 2007, the company entered into a definitive agreement to acquire Cognos, Inc. The acquisition of Cognos, Inc., a publicly held company, was completed in January 2008. The acquisition of Cognos, Inc. supports the Information on Demand strategy and will provide the company with a strong entry in the Business Intelligence market.

The closing of the Telelogic AB acquisition, announced in the second quarter of 2007, is conditioned upon satisfactory completion of regulatory reviews in the European Union. Regulatory reviews in the U.S. have been completed.

Management Discussion	14
Consolidated Statements	58
Notes	64
A-F	64
A. Significant Accounting Policies	64
B. Accounting Changes	73
C. Acquisitions/Diversitures	76
D. Financial Instruments (excluding derivatives)	82
E. Inventories	83
F. Financing Receivables	83
G-M	84
N-S	94
T-W	102

($ in millions) 2007 ACQUISITIONS	AMORTIZATION LIFE (IN YEARS)	ACQUISITIONS
Current assets		$184
Fixed assets/noncurrent		31
Intangible assets:
Goodwill	N/A	999
Completed technology	3 to 7	93
Client relationships	3 to 7	91
Other	2 to 5	17
Total assets acquired		1,415
Current liabilities		(136)
Noncurrent liabilities		(135)
Total liabilities assumed		(271)
Total purchase price		$1,144

N/A — Not applicable

The acquisitions were accounted for as purchase transactions, and accordingly, the assets and liabilities of the acquired entities were recorded at their estimated fair values at the date of acquisition. The primary items that generated the goodwill are the value of the synergies between the acquired companies and IBM and the acquired assembled workforce, neither of which qualify as an amortizable intangible asset. Substantially all of the goodwill is not deductible for tax purposes. The overall weighted-average life of the identified amortizable intangible assets acquired is 5.4 years. With the exception of goodwill, these identified intangible assets will be amortized over their useful lives. Goodwill of $999 million was assigned to the Software ($639 million), Global Business Services ($14 million), Global Technology Services ($76 million) and Systems and Technology ($269 million) segments.

See note A, “Significant Accounting Policies,” on page 69 for further description of the company’s accounting policies related to business combinations and intangible assets, including Goodwill.

2006

In 2006, the company completed 13 acquisitions at an aggregate cost of $4,817 million, which was paid in cash. The cost of these acquisitions are reported in the Consolidated Statement of Cash Flows net of acquired cash and cash equivalents. The tables on page 79 represent the purchase price allocations for all of the 2006 acquisitions. The Micromuse Inc., FileNet Corporation, Internet Security Systems, Inc. and MRO Software, Inc. acquisitions are shown separately given their significant purchase prices.

Micromuse, Inc.—On February 15, 2006, the company acquired 100 percent of the outstanding common shares of Micromuse, Inc. for cash consideration of $862 million. Micromuse is a leading provider of network management software used by banks, telecommunications carriers, governments, retailers and other organizations to monitor and manage their sophisticated technology infrastructures. The software helps customers manage increasingly complex IT systems that support the proliferation of voice, data and video traffic due to the growing adoption of voice over IP (VoIP)-based audio and video services delivered over the Internet. The combination of Micromuse’s software and the company’s IT services management technology can provide a comprehensive approach to help customers reduce the complexity of their IT environments, lower operational costs and address compliance mandates. Micromuse was integrated into the Software segment upon acquisition and Goodwill, as reflected in the table on page 79, has been entirely assigned to the Software segment. The overall weighted-average useful life of the intangible assets purchased, excluding Goodwill, is 4.0 years.

In the fourth quarter of 2006, as a result of completing the integration of Micromuse’s legal and intercompany structure into the company’s legal structure, the company recorded an increase in current assets and current liabilities with a corresponding offset in Goodwill totaling $137 million. These increases relate to an increase in both Deferred tax assets and Current tax liabilities. These adjustments are reflected in the table on page 79.

FileNet Corporation—On October 12, 2006, the company acquired 100 percent of the outstanding common shares of FileNet Corporation for cash consideration of $1,609 million. FileNet is a leading provider of business process and content management solutions that help companies simplify critical and everyday decision making processes and give organizations a competitive advantage. The FileNet acquisition enhances the company’s ability to meet increasing client demand for a combination of content- and process-centric business process management capabilities, which is driven by changing governance and compliance mandates, as well as the need to integrate content-centric business processes with enterprise applications. The company has integrated its business process management and service oriented architecture (SOA) technologies with the FileNet platform to allow customers to access content wherever it may reside and use it in the context of business processes. FileNet was integrated into the Software segment upon acquisition and Goodwill, as reflected in the table on page 79, has been entirely assigned to the Software segment. The overall weighted-average useful life of the intangible assets purchased, excluding Goodwill, is 5.9 years.

Internet Security Systems, Inc.—On October 20, 2006, the company acquired 100 percent of the outstanding common shares of Internet Security Systems, Inc. (ISS) for cash consideration of $1,368 million. ISS provides security solutions to thousands of the world’s leading companies and governments, helping to proactively protect against Internet threats across networks, desktops and servers. ISS software, appliances and services monitor and manage network vulnerabilities and rapidly respond in advance of potential threats. The acquisition advances the company’s strategy to utilize IT services, software and consulting expertise to automate labor-based processes into standardized, software-based services that can help clients optimize and transform their businesses. ISS was integrated into the Global Technology Services segment upon acquisition and Goodwill, as reflected in the table on page 79, has been entirely assigned to the Global Technology Services segment. The overall weighted-average useful life of the intangible assets purchased, excluding Goodwill, is 5.6 years.

MRO Software Inc.—On October 5, 2006, the company acquired 100 percent of the outstanding common shares of MRO Software, Inc. for cash consideration of $739 million. MRO’s asset and service management software and consulting services are used by many of the world’s top companies to effectively manage how they buy, maintain and retire assets—such as production equipment, facilities, transportation and information technology hardware and software—in a wide variety of industries including utilities, manufacturing, energy, pharmaceutical and telecommunications. The acquisition builds upon the company’s strategy to leverage business consulting, IT services and software to develop repeatable tools that help clients optimize and transform their business. MRO was integrated into the Software, Global Technology Services and Global Business Services segments upon acquisition and Goodwill, as reflected in the table on page 79, has been assigned to the Software segment for $337 million, Global Technology Services segment for $49 million and Global Business Services segment for $122 million. The overall weighted-average useful life of the intangible assets purchased, excluding Goodwill, is 5.6 years.

Other Acquisitions—The company acquired nine additional companies that are presented as Other Acquisitions in the table on page 79. Three of the acquisitions were Global Services-related companies: two were integrated into the Global Technology Services segment: Viacore, Inc. and Palisades Technology Partners, LLP; the third, Valchemy, Inc., was integrated into the Global Business Services segment. Six of the acquisitions were software-related companies that were integrated into the Software segment: Cims Lab; Language Analysis Systems, (LAS) Inc.; Buildforge; Unicorn Solutions, Inc.; Rembo Technology; and Webify Solutions. The purchase price allocations resulted in aggregate Goodwill of $211 million, of which $161 million was assigned to the Software segment and $51 million was assigned to the Global Technology Services segment. The overall weighted-average useful life of the intangible assets purchased in these acquisitions, excluding Goodwill, is 3.4 years.

Management Discussion	14
Consolidated Statements	58
Notes	64
A-F	64
A. Significant Accounting Policies	64
B. Accounting Changes	73
C. Acquisitions/Diversitures	76
D. Financial Instruments (excluding derivatives)	82
E. Inventories	83
F. Financing Receivables	83
G-M	84
N-S	94
T-W	102

		MICROMUSE, INC.
($ in millions) 2006 ACQUISITIONS	AMORTIZATION LIFE (IN YEARS)	ORIGINAL AMOUNT DISCLOSED IN FIRST QTR. 2006	PURCHASE ADJUSTMENTS*	TOTAL ALLOCATION	FILENET CORPORATION
Current assets		$201	$56	$257	$681
Fixed assets/noncurrent		8	—	8	69
Intangible assets:
Goodwill	N/A	694	137	831	894
Completed technology	3 to 5	46	—	46	73
Client relationships	3 to 7	46	—	46	194
Other identifiable intangible assets	2 to 4	4	—	4	55
In-process R&D		1	—	1	3
Total assets acquired		1,000	193	1,193	1,969
Current liabilities		(89)	(193)	(282)	(252)
Noncurrent liabilities		(49)	—	(49)	(108)
Total liabilities assumed		(138)	(193)	(331)	(360)
Total purchase price		$862	$—	$862	$1,609

* Adjustments primarily relate to acquisition costs, deferred taxes and other accruals.

N/A — Not applicable

($ in millions) 2006 ACQUISITIONS	AMORTIZATION LIFE (IN YEARS)	INTERNET SECURITY SYSTEMS, INC.	MRO SOFTWARE, INC.	OTHER ACQUISITIONS
Current assets		$309	$227	$28
Fixed assets/noncurrent		62	20	4
Intangible assets:
Goodwill	N/A	967	508	211
Completed technology	3 to 5	135	71	8
Client relationships	3 to 7	60	42	22
Other identifiable intangible assets	2 to 4	21	4	4
In-process R&D		3	—	—
Total assets acquired		1,557	872	277
Current liabilities		(92)	(69)	(24)
Noncurrent liabilities		(97)	(64)	(13)
Total liabilities assumed		(189)	$(133)	(37)
Total purchase price		$1,368	$739	$240

N/A — Not applicable

2005

In 2005, the company completed 16 acquisitions at an aggregate cost of $2,022 million, which was paid in cash. The cost of these acquisitions are reported in the Consolidated Statement of Cash Flows net of acquired cash and cash equivalents. The table on page 80 represents the purchase price allocations for all of the 2005 acquisitions. The Ascential Corporation (Ascential) acquisition is shown separately given its significant purchase price.

Ascential—On April 29, 2005, the company acquired 100 percent of the outstanding common shares of Ascential for cash consideration of $1,140 million. Ascential is a provider of enterprise data integration software used to help build enterprise data warehouses, power business intelligence systems, consolidate enterprise applications, create and manage master repositories of critical business information and enable on demand data access. Ascential complements and strengthens the company’s information and integration offerings and further extends the company’s ability to enable clients to become on demand businesses by providing a single, agile infrastructure for delivering accurate, consistent, timely and coherent information. Ascential was integrated into the Software segment upon acquisition and Goodwill, as reflected in the table below, has been entirely assigned to the Software segment. The overall weighted-average useful life of the intangible assets purchased, excluding Goodwill, is 3.9 years.

Other Acquisitions—The company acquired 15 additional companies that are presented as Other Acquisitions in the table below. Four of the acquisitions were technology services-related companies that were integrated into the Global Technology Services segment: Network Solutions; Classic Blue; Corio; and Equitant. One of the acquisitions, HealthLink, was integrated into the Global Business Services segment. Nine of the acquisitions were software-related companies that were integrated into the Software segment: iPhrase; Data Power Technology, Inc.; Bowstreet; Collation Inc.; DWL; Isogon Corporation; PureEdge Solutions, Inc.; SRD; and Gluecode. One acquisition, Meiosys, was integrated into the Systems and Technology segment. The purchase price allocations resulted in aggregate Goodwill of $791 million, of which $456 million was assigned to the Software segment; $239 million was assigned to the Global Technology Services segment; $62 million was assigned to the Global Business Services segment and $34 million was assigned to the Systems and Technology segment. The overall weighted-average useful life of the intangible assets purchased, excluding Goodwill, is 3.1 years.

		ASCENTIAL
($ in millions) 2005 ACQUISITIONS	AMORTIZATION LIFE (IN YEARS)	ORIGINAL AMOUNT DISCLOSED IN SECOND QTR. 2005	PURCHASE ADJUSTMENTS*	TOTAL ALLOCATION	OTHER ACQUISITIONS
Current assets		$526	$(1)	$525	$137
Fixed assets/noncurrent		20	—	20	28
Intangible assets:
Goodwill	N/A	639	1	640	791
Completed technology	3	56	—	56	35
Client relationships	5	46	—	46	22
Other identifiable intangible assets	1–5	—	—	—	5
In-process R&D		—	—	—	1
Total assets acquired		1,287	—	1,287	1,019
Current liabilities		(112)	(4)	(116)	(89)
Noncurrent liabilities		(35)	4	(31)	(48)
Total liabilities assumed		(147)	—	(147)	(137)
Total purchase price		$1,140	$—	$1,140	$882

* Adjustments primarily relate to acquisition costs, deferred taxes and other accruals.

N/A — Not applicable

Divestitures

2007

In January 2007, the company announced an agreement with Ricoh Company Limited (“Ricoh”), a publicly traded company, to form a joint venture company based on the Printing System Division (a division of the Systems and Technology segment).

Management Discussion	14
Consolidated Statements	58
Notes	64
A-F	64
A. Significant Accounting Policies	64
B. Accounting Changes	73
C. Acquisitions/Diversitures	76
D. Financial Instruments (excluding derivatives)	82
E. Inventories	83
F. Financing Receivables	83
G-M	84
N-S	94
T-W	102

The company initially created a wholly owned subsidiary, InfoPrint Solutions Company, LLC (InfoPrint), by contributing specific assets and liabilities from its printer business. The Printing Systems Division generated approximately $1 billion of revenue in 2006. The InfoPrint portfolio includes solutions for production printing for enterprises and commercial printers as well as solutions for office workgroup environments and industrial segments. On June 1, 2007 (“closing date”), the company divested 51 percent of its interest in InfoPrint to Ricoh. The company will divest its remaining 49 percent ownership to Ricoh quarterly over the next three years from the closing date. At December 31, 2007, the company’s ownership in InfoPrint was 40.8 percent.

The total consideration the company agreed to on January 24, 2007 (the date the definitive agreement was signed) was $725 million which was paid in cash to the company on the closing date. The cash received was consideration for the initial 51 percent acquisition of InfoPrint by Ricoh as well as a prepayment for the remaining 49 percent to be acquired and certain royalties and services to be provided by the company to InfoPrint. Final consideration for this transaction will be determined at the end of the three-year period based upon the participation in the profits and losses recorded by the equity partners. The company evaluated its ownership and participation in InfoPrint under the requirements of FIN 46(R). The company concluded that InfoPrint met the requirements of a variable interest entity, the company is not the primary beneficiary of the entity and that deconsolidation of the applicable net assets was appropriate. The company’s investment in InfoPrint will be accounted for under the equity method of accounting.

The company will provide maintenance services for one year, certain hardware products for three years and other information technology and business process services to InfoPrint for up to five years. The company assessed the fair value of these arrangements, and, as a result, deferred $274 million of the proceeds. This amount will be recorded as revenue, primarily in the company’s services segments, as services are provided to InfoPrint.

The royalty agreements are related to the use of certain of the company’s trademarks for up to 10 years. The company assessed the fair value of these royalty agreements, and, as a result, deferred $116 million of the proceeds. This amount will be recognized as Intellectual property and custom development income as it is earned in subsequent periods.

Net assets contributed, transaction related expenses and provisions were $90 million, resulting in an expected total pre-tax gain of $245 million, of which $81 million was recorded in Other (income) and expense in the Consolidated Statement of Earnings in the second quarter of 2007.

The deferred pre-tax gain of $164 million at the closing date was primarily related to: (1) the transfer of the company’s remaining 49 percent interest in InfoPrint to Ricoh, and, (2) the transfer of certain maintenance services employees to InfoPrint. The company will recognize this amount over a three year period as the remaining ownership interest is divested and the employees are transferred. The pre-tax gain will be recorded in Other (income) and expense in the Consolidated Statement of Earnings.

As discussed below and on page 82, the company divested its Personal Computing Business to Lenovo in 2005. A portion of the total consideration received in that transaction included Lenovo equity. This equity was subject to specific lock-up provisions. These restrictions were modified in 2006 as discussed below.

In 2007, the company divested 523 million shares of Lenovo common stock with proceeds approximating $204 million. At December 31, 2007 the company’s equity in Lenovo represented 4.8 percent of ordinary voting shares and 8.8 percent of total ownership.

For the year ended December 31, 2007, the company recorded a pre-tax gain of $30 million related to the divestiture. This amount was primarily due to a reversal of an indemnity provision recorded at the closing.

2006

As discussed above, a portion of the total consideration received in the Personal Computing business divestiture included Lenovo equity. This equity was subject to specific lock-up provisions at closing.

In the second quarter of 2006, the company and Lenovo agreed to revise these restrictions such that the company can now fully divest its shares in Lenovo after November 1, 2007 versus the prior lock-up expiration date of May 1, 2008. As a result of the change in the lock-up restrictions, the company considers all Lenovo shares to be within the scope of SFAS No. 115 and has classified them as available for sale.

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

As part of the agreements with Lenovo, the company will provide certain services. These services include marketing support, information technology, human resources support and learning services. These service arrangements are primarily for periods of three years or less and can be terminated earlier by Lenovo. The company estimated the fair value of these service arrangements, and, as a result, has deferred $262 million of the transaction gain. This amount will be recorded as revenue, primarily in the Global Services segments, as services are provided to Lenovo. The deferred amount was recorded in Deferred income in the Consolidated Statement of Financial Position.

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

In the third quarter of 2005, as a result of the third-party investments previously described, Lenovo was required to repurchase the first equity tranche at a specified share price. The equity repurchase resulted in the receipt of $152 million of cash and a pre-tax gain of $17 million. As a result of this transaction, the company’s equity in Lenovo at September 30, 2005 represented 9.9 percent of ordinary voting shares and 14.88 percent of total ownership.

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

In addition, at December 31, 2005, the deferred income balance related to the services arrangements previously discussed is $169 million.

Note D. Financial Instruments (excluding derivatives)

Fair Value of Financial Instruments

Cash and cash equivalents, marketable securities and derivative financial instruments are recognized and measured at fair value in the company’s financial statements. Notes and other accounts receivable and other investments are financial assets with carrying values that approximate fair value. Accounts payable, other accrued expenses and short-term debt are financial liabilities with carrying values that approximate fair value. The carrying amount of long-term debt is approximately $23.0 billion and $13.8 billion and the estimated fair value is $26.5 billion and $16.2 billion at December 31, 2007 and 2006, respectively.

In the absence of quoted prices in active markets, considerable judgment is required in developing estimates of fair value. Estimates are not necessarily indicative of the amounts the company could realize in a current market transaction. The following methods and assumptions were used to estimate fair values:

Management Discussion	14
Consolidated Statements	58
Notes	64
A-F	64
A. Significant Accounting Policies	64
B. Accounting Changes	73
C. Acquisitions/Diversitures	76
D. Financial Instruments (excluding derivatives)	82
E. Inventories	83
F. Financing Receivables	83
G-M	84
N-S	94
T-W	102

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

Marketable Securities*

The following table summarizes the company’s marketable securities, all of which are considered available-for-sale, and alliance investments.

($ in millions)	FAIR VALUE
AT DECEMBER 31:	2007	2006
Marketable securities—current:
Time deposits and other obligations	$1,155	$2,634
Marketable securities—noncurrent:**
Time deposits and other obligations	$530	$359
Non-U.S. government securities and other fixed-term obligations	1	2

Total	$531	$361

Non-equity method alliance investments**	$879	$628

* Gross unrealized gains (before taxes) on marketable securities were $7 million and $19 million at December 31, 2007 and 2006, respectively. Gross unrealized gains (before taxes) on alliance investments were $545 million and $178 million at December 31, 2007 and 2006, respectively. Gross unrealized losses (before taxes) on marketable securities were immaterial to the Consolidated Financial Statements at December 31, 2007 and 2006. Gross unrealized losses (before taxes) on alliance investments were $18 million at December 31, 2007 and immaterial to the Consolidated Financial Statements at December 31, 2006. See note M, “Stockholders’ Equity Activity,” on page 93 for net change in unrealized gains and losses on marketable securities.

** Included within Investments and sundry assets in the Consolidated Statement of Financial Position. See note H, “Investments and Sundry Assets,” on page 84.

Note E. Inventories

($ in millions)
AT DECEMBER 31:	2007	2006
Finished goods	$668	$506
Work in process and raw materials	1,996	2,304
Total	$2,664	$2,810

Note F. Financing Receivables

($ in millions)
AT DECEMBER 31:	2007	2006
Current:
Net investment in sales-type leases	$4,746	$4,590
Commercial financing receivables	6,263	5,814
Client loan receivables	4,652	4,196
Installment payment receivables	629	496
Total	$16,289	$15,095
Noncurrent:
Net investment in sales-type leases	$6,085	$5,471
Commercial financing receivables	113	32
Client loan receivables	4,931	4,214
Installment payment receivables	474	351
Total	$11,603	$10,068

Net investment in sales-type leases is for leases that relate principally to the company’s equipment and are for terms ranging from two to seven years. Net investment in sales-type leases includes unguaranteed residual values of $915 million and $854 million at December 31, 2007 and 2006, respectively, and is reflected net of unearned income of $1,016 million and $1,005 million and of allowance for uncollectible accounts of $127 million and $135 million at those dates, respectively. Scheduled maturities of minimum lease payments outstanding at December 31, 2007, expressed as a percentage of the total, are approximately: 2008, 50 percent; 2009, 30 percent; 2010, 15 percent; 2011, 5 percent; and 2012 and beyond, 1 percent.

                Commercial financing receivables relate primarily to inventory and accounts receivable financing for dealers and remarketers of IBM and non-IBM products. Payment terms for inventory and accounts receivable financing generally range from 30 to 90 days.

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

                The company utilizes certain of its financing receivables as collateral for non-recourse borrowings. Financing receivables pledged as collateral for borrowings were $258 million and $304 million at December 31, 2007 and 2006, respectively. These borrowings are included in note J, “Borrowings,” on pages 85 to 88.

                The company did not have any financing receivables held for sale as of December 31, 2007 and 2006.

Note G. Plant, Rental Machines and Other Property

($ in millions)
AT DECEMBER 31:	2007	2006
Land and land improvements	$701	$693
Buildings and building improvements	8,498	8,243
Plant, laboratory and office equipment	25,273	23,907
	34,471	32,843
Less: Accumulated depreciation	21,625	20,441
Plant and other property—net	12,847	12,401
Rental machines	4,113	3,678
Less: Accumulated depreciation	1,878	1,640
Rental machines—net	2,235	2,038
Total—net	$15,081	$14,440

Note H. Investments and Sundry Assets

($ in millions)
AT DECEMBER 31:	2007	2006
Deferred taxes*	$1,513	$3,880
Deferred transition and setup costs and other deferred arrangements**	1,475	1,232
Alliance investments:
Equity method	271	416
Non-equity method	879	628
Long-term deposits	285	228
Derivatives—noncurrent+	259	213
Marketable securities	531	361
Prepaid software	221	146
Other assets	1,327	1,277
Total	$6,761	$8,381

* The decrease was primarily due to the year-end remeasurement of pension assets.

** Deferred transition and set-up costs and other deferred arrangements are related to Global Services client arrangements. Also see note A, “Significant Accounting Policies,” on page 67 for additional information.

+ See note K, “Derivatives and Hedging Transactions,” on pages 88 to 91 for the fair value of all derivatives reported in the Consolidated Statement of Financial Position.

Note I. Intangible Assets Including Goodwill

Intangible Assets

The following table details the company’s intangible asset balances by major asset class:

	AT DECEMBER 31, 2007
($ in millions) INTANGIBLE ASSET CLASS	GROSS CARRYING AMOUNT	ACCUMULATED AMORTIZATION	NET CARRYING AMOUNT
Capitalized software	$1,926	$(826)	$1,100
Client-related	1,054	(495)	559
Completed technology	536	(194)	342
Strategic alliances	103	(103)	—
Patents/trademarks	128	(61)	67
Other*	154	(115)	39
Total	$3,901	$(1,794)	$2,107

* Other intangibles are primarily acquired proprietary and nonproprietary business processes, methodologies and systems, and impacts from currency translation.

	AT DECEMBER 31, 2006
($ in millions) INTANGIBLE ASSET CLASS	GROSS CARRYING AMOUNT	ACCUMULATED AMORTIZATION	NET CARRYING AMOUNT
Capitalized software	$1,871	$(837)	$1,034
Client-related	1,038	(424)	614
Completed technology	500	(128)	372
Strategic alliances	104	(89)	15
Patents/trademarks	112	(29)	83
Other*	264	(179)	84
Total	$3,888	$(1,686)	$2,202

* Other intangibles are primarily acquired proprietary and nonproprietary business processes, methodologies and systems, and impacts from currency translation.

The company amortizes intangible assets over their estimated useful lives unless such lives are deemed indefinite. Amortizable intangible assets are tested for impairment based on undiscounted cash flows, and, if impaired, written down to fair value based on either discounted cash flows or appraised values. Intangible assets with indefinite lives are tested annually for impairment and written down to fair value as required. No impairment of intangible assets has been recorded during any of the periods presented.

Management Discussion	14
Consolidated Statements	58
Notes	64
A-F	64
G-M	84
G. Plant, Rental Machines and other Property	84
H. Investments and Sundry Assets	84
I. Intangible Assets Including Goodwill	84
J. Borrowings	85
K. Derivatives and Hedging Transactions	88
L. Other Liabilities	91
M. Stockholders’ Equity Activity	92
N-S	94
T-W	102

                The net carrying amount of intangible assets decreased by $95 million for the year ended December 31, 2007, primarily due to the amortization of acquired intangibles, partially offset by net increases in capitalized software.

                Total amortization was $1,163 million and $1,076 million for the years ended December 31, 2007 and 2006, respectively. The aggregate amortization expense for acquired intangibles (excluding capitalized software) was $367 million and $316 million for the years ended December 31, 2007 and 2006, respectively. In addition, in 2007 the company retired $1,066 million of fully amortized intangible assets, impacting both the gross carrying amount and accumulated amortization for this amount.

                The future amortization expense for each of the five succeeding years related to all intangible assets that are currently recorded in the Consolidated Statement of Financial Position is estimated to be as follows at December 31, 2007:

	CAPITALIZED	ACQUIRED
($ in millions)	SOFTWARE	INTANGIBLES	TOTAL
2008	$670	$324	$995
2009	338	266	604
2010	92	174	266
2011	—	124	124
2012	—	57	57

Goodwill

The changes in the carrying amount of goodwill, by reportable segment, for the year ended December 31, 2007, are presented in the table below. There was no impairment of goodwill recorded in 2007:

($ in millions) SEGMENT	BALANCE JANUARY 1, 2007	GOODWILL ADDITIONS	PURCHASE PRICE ADJUSTMENTS	DIVESTITURES	FOREIGN CURRENCY TRANSLATION ADJUSTMENTS	BALANCE DECEMBER 31, 2007
Global Business Services	$3,811	$14	$(5)	$—	$221	$4,041
Global Technology Services	2,700	77	27	—	110	2,914
Systems and Technology	214	269	—	—	1	484
Software	6,129	639	54	—	24	6,846
Total	$12,854	$999	$76	$—	$356	$14,285

Note J. Borrowings

Short-Term Debt

($ in millions)
AT DECEMBER 31:	2007	2006
Commercial paper	$5,831	$3,779
Short-term loans	2,714	2,355
Long-term debt—current maturities	3,690	2,768
Total	$12,235	$8,902

The weighted-average interest rates for commercial paper at December 31, 2007 and 2006, were 4.4 percent and 5.3 percent, respectively. The weighted-average interest rates for short-term loans were 4.8 percent and 3.0 percent at December 31, 2007 and 2006, respectively.

Long-Term Debt

PRE-SWAP BORROWING

($ in millions)
AT DECEMBER 31:	MATURITIES	2007		2006*
U.S. Dollar Notes and Debentures**
Average interest rate at December 31, 2007:
4.48%	2008-2011	$12,295	***+	$7,137
5.34%	2012-2013	3,545	+	2,047
5.69%	2014-2018	3,026		26
8.375%	2019	750		750
7.00%	2025	600		600
6.22%	2027	469		469
6.50%	2028	313		313
5.875%	2032	600		600
7.00%	2045	150		150
7.125%	2096	850		850
		22,598		12,942
Other currencies (average interest rate at December 31, 2007, in parentheses):
Euros (3.4%)	2008-2013	2,466		2,234
Japanese yen (2.2%)	2010-2014	767		796
Swiss francs (1.5%)	2008	442		410
Other (2.7%)	2008-2013	89		66
		26,362		16,448
Less: Net unamortized discount		65		64
Add: SFAS No. 133 fair value adjustment++		432		164
		26,729		16,548
Less: Current maturities		3,690		2,768
Total		$23,039		$13,780

* Reclassified to conform with 2007 presentation.

** As part of the company’s 2002 acquisition of PricewaterhouseCoopers’ Global Business Consulting and Technology Services Unit, the company issued convertible notes bearing interest at a stated rate of 3.43 percent with a face value of approximately $328 million to certain of the acquired PricewaterhouseCoopers’ Global Business Consulting and Technology Services Unit partners. The notes were convertible into 4,764,543 shares of IBM common stock at the option of the holders at any time based on a fixed conversion price of $68.81 per share of the company’s common stock. As of December 31, 2007, all of the shares have been issued.

*** On January 29, 2008, IBM International Group Capital LLC, which is an indirect, 100 percent-owned finance subsidiary of the company, issued $3.5 billion of 18-month floating rate notes. These proceeds will be utilized to reduce the 364-day bridge loan associated with the 2007 accelerated share repurchase transaction. (See note M, “Stockholders’ Equity,” on pages 92 and 93 for additional information.) As such, the 2007 amount includes $3.5 billion of the bridge loan balance which has been reclassified to long-term debt in accordance with SFAS No. 6, “Classification of Short-Term Obligations Expected to be Refinanced”.

+ $4.1 billion in debt securities issued by IBM International Group Capital LLC, as defined in Rule 3-10(b) of Regulation S-X is included in 2008-2011 ($2.6 billion) and 2012-2013 ($1.5 billion). Debt securities issued by IBM International Group Capital LLC are fully and unconditionally guaranteed by the company.

++ In accordance with the requirements of SFAS No. 133, the portion of the company’s fixed rate debt obligations that is hedged is reflected in the Consolidated Statement of Financial Position as an amount equal to the sum of the debt’s carrying value plus an SFAS No. 133 fair value adjustment representing changes in the fair value of the hedged debt obligations attributable to movements in benchmark interest rates.

Management Discussion	14
Consolidated Statements	58
Notes	64
A-F	64
G-M	84
G. Plant, Rental Machines and other Property	84
H. Investments and Sundry Assets	84
I. Intangible Assets Including Goodwill	84
J. Borrowings	85
K. Derivatives and Hedging Transactions	88
L. Other Liabilities	91
M. Stockholders’ Equity Activity	92
N-S	94
T-W	102

Post-Swap Borrowing (Long-Term Debt, Including Current Portion)

($ in millions)	2007		2006
AT DECEMBER 31:	AMOUNT	AVERAGE RATE	AMOUNT	AVERAGE RATE
Fixed rate debt*	$10,922	5.48%	$8,758	5.25%
Floating rate debt**	15,807	4.76%	7,790	6.30%
Total	$26,729		$16,548

* Includes $2,600 million in 2007 and $1,500 million in 2006 of notional interest rate swaps that effectively convert floating-rate long-term debt into fixed-rate debt. (See note K, “Derivatives and Hedging Transactions,” on pages 88 to 91).

** Includes $9,606 million in 2007 and $6,616 million in 2006 of notional interest rate swaps that effectively convert the fixed-rate long-term debt into floating-rate debt.

Pre-swap annual contractual maturities of long-term debt outstanding at December 31, 2007, are as follows:

($ in millions)
2008	$3,705
2009	8,373
2010	2,212
2011	1,670
2012	2,996
2013 and beyond	7,406
Total	$26,362

Interest on Debt

($ in millions)
FOR THE YEAR ENDED DECEMBER 31:	2007	2006	2005
Cost of Financing	$811	$692	$525
Interest expense*	753	398	327
Net investment hedging activity*	(142)	(120)	(107)
Interest capitalized	9	11	16
Total interest paid and accrued	$1,431	$981	$761

* Reclassified to conform with 2007 presentation to disclose changes in the fair value of the portion of a net investment hedging derivative excluded from the effectiveness assessment. See note A, “Significant Accounting Policies,” on pages 71 and 72 under “Derivatives” for additional information.

Refer to the related discussion on page 118 in note V, “Segment Information,” for total interest expense of the Global Financing segment. See note K, “Derivatives and Hedging Transactions,” on pages 88 to 91 for a discussion of the use of currency and interest rate swaps in the company’s debt risk management program.

Lines of Credit

On June 28, 2007, the company extended by one year its five-year $10 billion Credit Agreement (the “Credit Agreement”) with JPMorgan Chase Bank, N.A., as Administrative Agent, and Citibank, N.A., as Syndication Agent amending the company’s existing five-year $10 billion Credit Agreement (the “Existing Agreement”) dated June 28, 2006. The Existing Agreement was not otherwise due to expire until June 28, 2011. The total expense recorded by the company related to these facilities was $6.2 million in 2007, $7.4 million in 2006 and $8.9 million in 2005. The amended Credit Agreement permits the company and its Subsidiary Borrowers to borrow up to $10 billion on a revolving basis. Borrowings of the Subsidiary Borrowers will be unconditionally backed by the company. The company may also, upon the agreement of either existing Lenders, or of the additional banks not currently party to the Credit Agreement, increase the commitments under the Credit Agreement up to an additional $2.0 billion. Subject to certain terms of the Credit Agreement, the company and Subsidiary Borrowers may borrow, prepay and reborrow amounts under the Credit Agreement at any time during the Credit Agreement. Interest rates on borrowings under the Credit Agreement will be based on prevailing market interest rates, as further described in the Credit Agreement. The Credit Agreement contains customary representations and warranties, covenants, events of default, and indemnification provisions. The company believes that circumstances that might give rise to breach of these covenants or an event of default, as specified in the Credit Agreement are remote. The company’s other lines of credit, most of which are uncommitted, totaled approximately $9,992 million and $9,429 million at December 31, 2007 and 2006, respectively. Interest rates and other terms of borrowing under these lines of credit vary from country to country, depending on local market conditions.

($ in millions)
AT DECEMBER 31:	2007	2006
Unused lines:
From the committed global credit facility	$9,792	$9,875
From other committed and uncommitted lines	7,895	7,215
Total unused lines of credit	$17,687	$17,090

Note K. Derivatives and Hedging Transactions

The company operates in multiple functional currencies and is a significant borrower and lender in the global markets. In the normal course of business, the company is exposed to the impact of interest rate changes and foreign currency fluctuations, and to a lesser extent equity price changes and client credit risk. The company limits these risks by following established risk management policies and procedures, including the use of derivatives, and, where cost effective, financing with debt in the currencies in which assets are denominated. For interest rate exposures, derivatives are used to align rate movements between the interest rates associated with the company’s lease and other financial assets and the interest rates associated with its financing debt. Derivatives are also used to manage the related cost of debt. For foreign currency exposures, derivatives are used to limit the effects of foreign exchange rate fluctuations on financial results.

As a result of the use of derivative instruments, the company is exposed to the risk that counterparties to derivative contracts will fail to meet their contractual obligations. To mitigate the counterparty credit risk, the company has a policy of only entering into contracts with carefully selected major financial institutions based upon their credit ratings and other factors, and maintains strict dollar and term limits that correspond to each institution’s credit rating. The company’s established policies and procedures for mitigating credit risk on principal transactions include reviewing and establishing limits for credit exposure and continually assessing the creditworthiness of counterparties. Master agreements with counterparties include master netting arrangements as further mitigation of credit exposure to counterparties. These arrangements permit the company to net amounts due from the company to a counterparty with amounts due to the company from a counterparty reducing the maximum loss from credit risk in the event of counterparty default.

The company employs derivative instruments to hedge the volatility in stockholders’ equity resulting from changes in currency exchange rates of significant foreign subsidiaries of the company with respect to the U.S. dollar. These instruments, designated as net investment hedges in accordance with SFAS No. 133, expose the company to liquidity risk as the derivatives have an immediate cash flow impact upon maturity which is not offset by the translation of the underlying hedged equity. The company has established cash loss limits to monitor and manage this liquidity risk. In 2007, the company expended $258 million, all in the fourth quarter, related to maturities of net investment hedges. At December 31, 2007, the company had liabilities of $937 million, representing the fair value of derivative instruments in qualifying net investment hedge relationships. Of this amount, $495 million is expected to mature in fiscal 2008. The weighted-average remaining maturity of all derivative instruments designated as net investment hedges is approximately 1.5 years.

In its hedging programs, the company uses forward contracts, futures contracts, interest-rate swaps and currency swaps, depending upon the underlying exposure. The company does not use derivatives for trading or speculative purposes, nor is it a party to leveraged derivatives.

A brief description of the major hedging programs follows.

Debt Risk Management

The company issues debt in the global capital markets, principally to fund its financing lease and loan portfolio. Access to cost-effective financing can result in interest rate and/or currency mismatches with the underlying assets. To manage these mismatches and to reduce overall interest cost, the company uses interest-rate swaps to convert specific fixed-rate debt into variable-rate (or “floating-rate”) debt (i.e., fair value hedges) and to convert specific variable-rate debt into fixed-rate debt (i.e., cash flow hedges).

The company is exposed to exchange rate volatility on foreign currency denominated debt. To manage this risk, the company employs cross-currency swaps to convert fixed-rate foreign currency denominated debt to fixed-rate debt denominated in the functional currency of the borrowing entity. These swaps are accounted for as cash flow hedges.

The company is exposed to interest rate volatility on forecasted debt issuances. To manage this risk, the company may use forward starting interest-rate swaps to lock in the rate on the interest payments related to the forecasted debt issuance. These swaps are accounted for as cash flow hedges.

At December 31, 2007 and 2006, the weighted-average remaining maturity of all swaps in the debt risk management program was approximately five years.

Management Discussion	14
Consolidated Statements	58
Notes	64
A-F	64
G-M	84
G. Plant, Rental Machines and other Property	84
H. Investments and Sundry Assets	84
I. Intangible Assets Including Goodwill	84
J. Borrowings	85
K. Derivatives and Hedging Transactions	88
L. Other Liabilities	91
M. Stockholders’ Equity Activity	92
N-S	94
T-W	102

Long-Term Investments in Foreign Subsidiaries (Net Investment)

A significant portion of the company’s foreign currency denominated debt portfolio is designated as a hedge of net investment which reduces the volatility in stockholders’ equity caused by changes in foreign currency exchange rates in the functional currency of major foreign subsidiaries with respect to the U.S. dollar. The company also uses currency swaps and foreign exchange forward contracts for this risk management purpose, as well as a component of its debt management program. The currency effects of these hedges (approximately $880 million losses in 2007, $350 million losses in 2006 and $570 million gains in 2005, net of tax) were reflected in the Accumulated gains and (losses) not affecting retained earnings section of the Consolidated Statement of Stockholders’ Equity, thereby offsetting a portion of the translation adjustment of the applicable foreign subsidiaries’ net assets.

Anticipated Royalties and Cost Transactions

The company’s operations generate significant nonfunctional currency, third-party vendor payments and intercompany payments for royalties and goods and services among the company’s non-U.S. subsidiaries and with the parent company. In anticipation of these foreign currency cash flows and in view of the volatility of the currency markets, the company selectively employs foreign exchange forward contracts to manage its currency risk. These forwards are accounted for as cash flow hedges. The maximum length of time over which the company is hedging its exposure to the variability in future cash flows is approximately four years. At December 31, 2007, the weighted-average remaining maturity of these derivative instruments was approximately 281 days, as compared to 216 days at December 31, 2006.

Anticipated Commodity Purchase Transactions

In connection with the purchase of electricity for anticipated manufacturing requirements, the company selectively employs forward contracts to manage its price risk. The forwards are accounted for as cash flow hedges. The company does not have any derivative instruments relating to this program outstanding at December 31, 2007.

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

Equity Risk Management

The company is exposed to equity price changes related to certain obligations to employees. These equity exposures are primarily related to market price movements in certain broad equity market indices and in the company’s common stock. Changes in the overall value of these employee compensation obligations are recorded in SG&A expense in the Consolidated Statement of Earnings. Although not designated as accounting hedges, the company utilizes equity derivatives, including equity swaps and futures, to economically hedge the exposures related to certain employee compensation obligations. The derivatives are linked to the total return on certain broad equity market indices or the total return on the company’s common stock. They are recorded at fair value with gains or losses also reported in SG&A expense in the Consolidated Statement of Earnings.

Other Derivatives

The company holds warrants in connection with certain investments that are deemed derivatives because they contain net share or net cash settlement provisions. The company records the changes in the fair value of these warrants in Other (income) and expense in the Consolidated Statement of Earnings.

The company is exposed to a potential loss if a client fails to pay amounts due under contractual terms (“credit risk”). The company utilizes credit default swaps to economically hedge its credit exposures. These derivatives have remaining terms of one year or less. The swaps are recorded at fair value with gains and losses reported in Other (income) and expense in the Consolidated Statement of Earnings.

To economically hedge its foreign exchange exposure not covered by any of the previously discussed programs, the company also uses certain forward and option contracts that are not designated as accounting hedges. These derivatives are recorded at fair value with gains and losses reported in Other (income) and expense in the Consolidated Statement of Earnings.

The following tables summarize the net fair value of the derivative instruments and the carrying value of foreign currency denominated debt designated as a hedge of net investment at December 31, 2007 and 2006 (included in the Consolidated Statement of Financial Position).

	HEDGE DESIGNATION
($ in millions) AT DECEMBER 31, 2007	FAIR VALUE		CASH FLOW		NET INVESTMENT		NON-HEDGE/ OTHER
Derivatives—net asset/(liability):
Debt risk management	$167		$291		$—		$50
Long-term investments in foreign subsidiaries (“net investments”)	—		—		(937)		—
Anticipated royalties and cost transactions	—		(203)		—		—
Anticipated commodity purchase transactions	—		—		—		—
Subsidiary cash and foreign currency asset/liability management	—		—		—		(56)
Equity risk management	—		—		—		30
Other derivatives	—		—		—		6
Total derivatives	167	(a)	88	(b)	(937	)(c)	30	(d)
Debt:
Long-term investments in foreign subsidiaries (“net investments”)	—		—		(2,787	)(e)	—
Total	$167		$88		$(3,724)		$30

(a)	Comprises assets of $181 million and liabilities of $14 million.
(b)	Comprises assets of $526 million and liabilities of $438 million.
(c)	Comprises liabilities of $937 million.
(d)	Comprises assets of $90 million and liabilities of $60 million.
(e)	Represents foreign currency denominated debt formally designated as a hedge of net investment.

	HEDGE DESIGNATION
($ in millions) AT DECEMBER 31, 2006	FAIR VALUE		CASH FLOW	NET INVESTMENT		NON-HEDGE/ OTHER
Derivatives—net asset/(liability):
Debt risk management	$(139)		$110	$—		$(96)
Long-term investments in foreign subsidiaries (“net investments”)	—		—	(165)		—
Anticipated royalties and cost transactions	—		(84)	—		—
Anticipated commodity purchase transactions	—		(2)	—		—
Subsidiary cash and foreign currency asset/liability management	—		—	—		(14)
Equity risk management	—		—	—		40
Other derivatives	—		—	—		10
Total derivatives	(139	)(a)	24 (b)	(165	)(c)	(60	)(d)
Debt:
Long-term investments in foreign subsidiaries (“net investments”)	—		—	(2,529	)(e)	—
Total	$(139)		$24	$(2,694)		$(60)

(a)	Comprises assets of $1 million and liabilities of $140 million.
(b)	Comprises assets of $293 million and liabilities of $269 million.
(c)	Comprises assets of $42 million and liabilities of $207 million.
(d)	Comprises assets of $74 million and liabilities of $134 million.
(e)	Represents foreign currency denominated debt formally designated as a hedge of net investment.

Management Discussion	14
Consolidated Statements	58
Notes	64
A-F	64
G-M	84
G. Plant, Rental Machines and other Property	84
H. Investments and Sundry Assets	84
I. Intangible Assets Including Goodwill	84
J. Borrowings	85
K. Derivatives and Hedging Transactions	88
L. Other Liabilities	91
M. Stockholders’ Equity Activity	92
N-S	94
T-W	102

Accumulated Derivative Gains or Losses

At December 31, 2007, in connection with its cash flow hedges of anticipated royalties and cost transactions, the company recorded net losses of $136 million, net of tax, in Accumulated gains and (losses) not affecting retained earnings. Of this amount, $174 million of losses are expected to be reclassified to net income within the next year, providing an offsetting economic impact against the underlying anticipated transactions. At December 31, 2007, losses of approximately $91 million, net of tax, were recorded in Accumulated gains and (losses) not affecting retained earnings in connection with cash flow hedges of the company’s borrowings. Of this amount, $67 million of losses are expected to be reclassified to net income within the next year, providing an offsetting economic impact against the underlying transactions.

The following table summarizes activity in the Accumulated gains and (losses) not affecting retained earnings section of the Consolidated Statement of Stockholders’ Equity related to all derivatives classified as cash flow hedges:

($ in millions, net of tax)	DEBIT/(CREDIT)
December 31, 2004	$653
Net losses reclassified into earnings from equity during 2005	(104)
Changes in fair value of derivatives in 2005	(787)
December 31, 2005	(238)
Net gains reclassified into earnings from equity during 2006	205
Changes in fair value of derivatives in 2006	138
December 31, 2006	104
Net losses reclassified into earnings from equity during 2007	(116)
Changes in fair value of derivatives in 2007	239
December 31, 2007	$227

For the years ending December 31, 2007, 2006 and 2005, there were no significant gains or losses recognized in earnings representing hedge ineffectiveness or excluded from the assessment of hedge effectiveness (for fair value hedges and cash flow hedges), or associated with an underlying exposure that did not or was not expected to occur (for cash flow hedges); nor are there any anticipated in the normal course of business.

Note L. Other Liabilities

($ in millions)
AT DECEMBER 31:	2007	2006*
Deferred taxes	$1,064	$665
Income tax reserves**	2,107	—
Executive compensation accruals	1,058	934
Restructuring actions	631	640
Workforce reductions	476	435
Disability benefits	734	626
Derivatives liabilities	534	235
Asset retirement obligations	114	106
Noncurrent warranty accruals	157	176
Environmental accruals	231	221
Other	864	764
Total	$7,970	$4,801

* Reclassified to conform with 2007 presentation as the Deferred income category is now displayed as a separate line on the Consolidated Statement of Financial Position. Also Asset retirement obligations is a separate category in 2007 and the 2006 Other category has been adjusted accordingly.

** Income tax reserve amounts classified as noncurrent as a result of 2007 implementation of FIN 48. See note O, “Taxes,” on pages 97 to 99 for additional information.

In response to changing business needs, the company periodically takes workforce reduction actions to improve productivity, cost competitiveness and to rebalance skills. The noncurrent contractually obligated future payments associated with these activities are reflected in the Workforce reductions caption in the previous table.

In addition, the company executed certain special actions as follows: (1) the second quarter of 2005 (discussed in note Q, “2005 Actions,” on pages 99 and 100), (2) the second quarter of 2002 associated with the Microelectronics Division and rebalancing of both the company’s workforce and leased space resources, (3) the fourth quarter of 2002 associated with the acquisition of the PricewaterhouseCoopers consulting business, (4) the 2002 actions associated with the HDD business for reductions in workforce, manufacturing capacity and space, (5) the actions taken in 1999, and (6) the actions that were executed prior to 1994.

                The following table provides a roll forward of the current and noncurrent liabilities associated with these special actions. The current liabilities presented in the table are included in Other accrued expenses and liabilities in the Consolidated Statement of Financial Position.

($ in millions)	LIABILITY AS OF DEC. 31, 2006	PAYMENTS	OTHER ADJUSTMENTS*	LIABILITY AS OF DEC. 31, 2007
Current:
Workforce	$163	$(154)	$121	$130
Space	88	(99)	41	30
Other	6	—	1	7
Total Current	$257	$(253)	$164	$167

Noncurrent:
Workforce	$531	$—	$26	$557
Space	109	—	(35)	74
Total Noncurrent	$640	$—	$(9)	$631

* The Other Adjustments column in the table above principally includes the reclassification of noncurrent to current and foreign currency translation adjustments. Also, in 2007, $81 million was included in Other adjustments to record previously unrecognized actuarially calculated gains/losses related to long-term retirement benefits in Europe.

The workforce accruals primarily relate to the Global Services business. The remaining liability relates to terminated employees who are no longer working for the company who were granted annual payments to supplement their incomes in certain countries. Depending on the individual country’s legal requirements, these required payments will continue until the former employee begins receiving pension benefits or dies. Included in the December 31, 2007 workforce accruals above is $46 million associated with the HDD divestiture discussed in note A, “Significant Accounting Policies,” on page 64. The space accruals are for ongoing obligations to pay rent for vacant space that could not be sublet or space that was sublet at rates lower than the committed lease arrangement. The length of these obligations varies by lease with the longest extending through 2020. Other accruals are primarily the remaining liabilities (other than workforce or space) associated with the HDD divestiture.

                The company employs extensive internal environmental protection programs that primarily are preventive in nature. The company also participates in environmental assessments and cleanups at a number of locations, including operating facilities, previously owned facilities and  Superfund sites. The company’s maximum exposure for all environmental liabilities cannot be estimated and no amounts have been recorded for non-ARO environmental liabilities that are not probable or estimable. The total amounts accrued for non-ARO environmental liabilities, including amounts classified as current in the Consolidated Statement of Financial Position, that do not reflect actual or anticipated insurance recoveries, were $261 million and $252 million at December 31, 2007 and 2006, respectively. Estimated environmental costs are not expected to materially affect the consolidated financial position or consolidated results of the company’s operations in future periods. However, estimates of future costs are subject to change due to protracted cleanup periods and changing environmental remediation regulations.

Note M. Stockholders’ Equity Activity

The authorized capital stock of IBM consists of 4,687,500,000 shares of common stock, $.20 par value, of which 1,385,234,138 shares were outstanding at December 31, 2007 and 150,000,000 shares of preferred stock, $.01 par value, none of which were outstanding at December 31, 2007.

Stock Repurchases

From time to time, the Board of Directors authorizes the company to repurchase IBM common stock. The company repurchased 178,385,436 common shares at a cost of $18,783 million, 97,564,462 common shares at a cost of $8,022 million and 90,237,800 common shares at a cost of $7,671 million in 2007, 2006 and 2005, respectively.

                Included in the 2007 repurchases highlighted above, in May, IBM International Group (IIG), a wholly owned foreign subsidiary of the company repurchased 118.8 million shares of common stock for $12.5 billion under accelerated share repurchase (ASR) agreements with three banks.

                Pursuant to the ASR agreements, executed on May 25, 2007, IIG paid an initial purchase price of $105.18 per share for the repurchase. The initial purchase price is subject to adjustment based on the volume weighted average price of IBM common stock over a settlement period of three months for each of the banks. The adjustment will also

Management Discussion	14
Consolidated Statements	58
Notes	64
A-F	64
G-M	84
G. Plant, Rental Machines and other Property	84
H. Investments and Sundry Assets	84
I. Intangible Assets Including Goodwill	84
J. Borrowings	85
K. Derivatives and Hedging Transactions	88
L. Other Liabilities	91
M. Stockholders’ Equity Activity	92
N-S	94
T-W	102

reflect certain other amounts including the banks’ carrying costs, compensation for ordinary dividends declared by the company during the settlement period and interest benefits for receiving the $12.5 billion payment in advance of the anticipated purchases by each bank of shares in the open market during the respective settlement periods. The adjustment amount can be settled in cash, registered shares or unregistered shares at IIG’s option. Under the ASR agreements, IIG will have a separate settlement with each of the three banks. The first settlement occurred on September 6, 2007, resulting in a settlement payment to the bank of $151.8 million. The second settlement occurred on December 5, 2007, resulting in a settlement payment to the bank of $253.1 million. The amounts were paid in cash at the election of IIG in accordance with the provisions of the ASR agreements and were recorded as adjustments to Stockholders’ equity in the Consolidated Statement of Financial Position on the settlement dates.

                The remaining settlement is expected to occur in March 2008, and any amounts to be paid or received by IIG under any of the settlement alternatives in connection with the price adjustment will be recorded as an adjustment to Stockholders’ equity in the Consolidated Statement of Financial Position on the settlement date.

                The estimated fair value of the cash settlement and share settlement alternatives under the ASR agreements as of December 31, 2007 would result in the payment of approximately $33 million or 0.3 million registered shares or unregistered shares, by IIG. In comparison, each $1 increase in the volume weighted average share price would increase these estimates by approximately $40 million or approximately 0.3 million registered and unregistered shares under the cash settlement and share settlement alternatives, respectively. IIG cannot be required to deliver more than 119 million shares if it elects the share settlement options for the remaining settlement, regardless of the volume weighted average share price.

                On December 3, 2007, the company announced that it planned to repurchase up to $1.0 billion of its outstanding common stock in open market transactions by the end of February 2008. These repurchases, originally planned for March and April of 2008, are in addition to the $12.5 billion ASR discussed previously.

                The company issued 9,282,055 treasury shares in 2007, 3,489,803 treasury shares in 2006 and 2,594,786 treasury shares in 2005, as a result of exercises of stock options by employees of certain recently acquired businesses and by non-U.S. employees. At December 31, 2007, $1,210 million of Board authorized repurchases was still available. The company plans to purchase shares on the open market or in private transactions from time to time, depending on market conditions. In connection with the issuance of stock as part of the company’s stock-based compensation plans, 1,282,131 common shares at a cost of $134 million, 633,769 common shares at a cost of $52 million and 606,697 common shares at a cost of $52 million in 2007, 2006 and 2005, respectively, were remitted by employees to the company in order to satisfy minimum statutory tax withholding requirements. Such amounts are included in the Treasury stock balance in the Consolidated Statement of Financial Position and the Consolidated Statement of Stockholders’ Equity.

Accumulated Gains and (Losses) Not Affecting Retained Earnings (Net of Tax)

			Retirement-Related Benefit Plans

($ in millions)	NET UNREALIZED GAINS/(LOSSES) ON CASH FLOW HEDGE DERIVATIVES	FOREIGN CURRENCY TRANSLATION ADJUSTMENTS*	MINIMUM PENSION LIABILITY ADJUSTMENTS	PRIOR SERVICE COSTS/(CREDITS), NET GAINS/ (LOSSES) AND TRANSITION ASSETS, NET OF AMORTIZATION	NET UNREALIZED GAINS ON MARKETABLE SECURITIES	ACCUMULATED GAINS/(LOSSES) NOT AFFECTING RETAINED EARNINGS
December 31, 2005	$238	$1,908	$(4,229)	$—	$67	$(2,016)
Change for period	(342)	1,020	1,881	—	53	2,613
Adoption of SFAS No. 158	—	—	2,348	(11,846)	—	(9,498)
December 31, 2006	(104)	2,929	—	(11,846)	119	(8,901)
Change for period	(123)	726	—	4,678	206	5,487
December 31, 2007	$(227)	$3,655	$—	$(7,168)	$325	$(3,414)

* Foreign currency translation adjustments are presented gross with associated hedges shown net of tax.

Net Change in Unrealized Gains on Marketable Securities (Net of Tax)

($ in millions)
FOR THE PERIOD ENDED DECEMBER 31:	2007		2006
Net unrealized gains arising during the period	$246		$77
Less: Net gains included in net income for the period	40	*	24	*
Net change in unrealized gains on marketable securities	$206		$53

* Includes writedowns of $6.4 million and $2.9 million in 2007 and 2006, respectively.

Note N. Contingencies and Commitments

Contingencies

The company is involved in a variety of claims, demands, suits, investigations and proceedings that arise from time to time in the ordinary course of its business, including actions with respect to contracts, intellectual property (IP), product liability, employment, benefits, securities, and environmental matters. These actions may be commenced by a number of different parties, including competitors, partners, clients, current or former employees, government and regulatory agencies, stockholders and representatives of the locations in which the company does business. The following is a summary of some of the more significant legal matters involving the company.

                The company is a defendant in an action filed on March 6, 2003 in state court in Salt Lake City, Utah by The SCO Group (SCO v. IBM). The company removed the case to Federal Court in Utah. Plaintiff is an alleged successor in interest to some of AT&T’s Unix IP rights, and alleges copyright infringement, unfair competition, interference with contract and breach of contract with regard to the company’s distribution of AIX and Dynix and contribution of code to Linux. The company has asserted counterclaims, including breach of contract, violation of the Lanham Act, unfair competition, intentional torts, unfair and deceptive trade practices, breach of the General Public License that governs open source distributions, promissory estoppel and copyright infringement. In October 2005, the company withdrew its patent counterclaims in an effort to simplify and focus the issues in the case and to expedite their resolution. Motions for summary judgment were heard in March 2007, and the court has not yet issued its decision. On August 10, 2007, the court in another suit, The SCO Group, Inc. v. Novell, Inc., issued a decision and order determining, among other things, that Novell is the owner of UNIX and UnixWare copyrights, and obligating SCO to recognize Novell’s waiver of SCO’s claims against IBM and Sequent for breach of UNIX license agreements. At the request of the court in SCO v. IBM, on August 31, 2007, each of the parties filed a status report with the court concerning the effect of the August 10th Novell ruling on the SCO v. IBM case, including the pending motions. On September 14, 2007, plaintiff filed for bankruptcy protection, and all proceedings in this case were stayed.

                On November 29, 2006, the company filed a lawsuit against Platform Solutions, Inc. (PSI) in the United States District Court for the Southern District of New York. IBM filed its amended complaint on August 17, 2007 and asserted claims for patent infringement, trade secret misappropriation, copyright infringement, tortious interference and breach of contract in connection with PSI’s development and marketing of a computer system that PSI says is compatible with IBM’s S/390 and System z architectures. IBM also sought a declaratory judgment that its refusal to license its patents to PSI and certain of its software for use on PSI systems does not violate the antitrust laws. IBM seeks damages and injunctive relief. On September 21, 2007, PSI answered the amended complaint and asserted counterclaims against IBM for alleged monopolization and attempted monopolization, tying, violations of New York and California statutes proscribing unfair competition, tortious interference with the acquisition of PSI by a third party and promissory estoppel. PSI also sought declaratory judgments of noninfringement of IBM’s patents and patent invalidity. In October 2007, PSI filed a complaint with the European Commission claiming that the company’s alleged refusal to do business with PSI violated European competition law. The company responded to this complaint in December. On January 11, 2008, the court in the New York lawsuit permitted T3 Technologies, a reseller of PSI computer systems, to intervene as a counterclaim-plaintiff, and the court also permitted the company to file a second amended complaint adding patent infringement claims against T3. Discovery is proceeding and the court has ordered that the case be ready for trial after December 1, 2008.

                In May 2005, the Louisiana Supreme Court denied the company’s motion to review and reverse a Louisiana state court’s certification of a nationwide class in a case filed against the company in 1995. The class consists of certain former employees who left the company in 1992, and their spouses, claiming damages based on the company’s termination of an education assistance program. On July 3, 2007, the company and the plaintiffs filed a proposed class settlement agreement with the 19th Judicial District Court for the Parish of East Baton Rouge, Louisiana, where the legal action was filed. On October 1, 2007, the Court gave its final approval of the proposed settlement pursuant to which IBM paid certain amounts to eligible individuals who took or would have taken an education course within a specified period after departing the company. As part of the settlement, IBM also made contributions to support engineering education for women and minorities. Class members did not file an appeal of the Court’s order approving the settlement prior to the mid-December 2007 deadline.

Management Discussion	14
Consolidated Statements	58
Notes	64
A-F	64
G-M	84
N-S	94
N. Contingencies and Commitments	94
O. Taxes	97
P. Research, Development and Engineering	99
Q. 2005 Actions	99
R. Earnings Per Share of Common Stock	101
S. Rental Expense and Lease Commitments	101
T-W	102

                In October 2003, a purported collective action lawsuit was filed against IBM in the United States District Court for the Northern District of California by 10 former IBM employees alleging, on behalf of themselves and allegedly similarly situated former employees, that the company engaged in a pattern and practice of discriminating against employees on the basis of age when it terminated employees, both in connection with reductions in force and individualized determinations (Syverson v. IBM). Initially, the District Court dismissed the lawsuit on the basis of release agreements signed by all the plaintiffs. On appeal, the Ninth Circuit reversed the trial court’s finding that the release barred these claims, and in January 2007, after denial of IBM’s petition for rehearing, the matter was returned to the trial court for further proceedings. On October 3, 2007, the court dismissed with prejudice plaintiffs’ claim for relief under the Older Workers Benefit Protection Act, and dismissed with leave to amend plaintiffs’ claim asserting disparate impact age discrimination with respect to individualized terminations. On November 6, 2007, plaintiffs filed a Third Amended Complaint, amending the disparate impact claim. IBM filed its answer on November 26, 2007.

                In July 2005, two lawsuits were filed in the United States District Court for the Southern District of New York related to the company’s disclosures concerning first-quarter 2005 earnings and the expensing of equity compensation. Pursuant to an Order from the Court dated March 28, 2006, the two lawsuits were consolidated into a single action captioned “In re International Business Machines Corp. Securities Litigation.” Plaintiffs filed a corrected consolidated amended complaint dated May 19, 2006, in which they named the company and IBM’s Senior Vice President and Chief Financial Officer as defendants and alleged that defendants made certain misrepresentations and omissions in violation of Section 10(b), and Rule 10b-5 thereunder, and Section 20(a) of the Securities Exchange Act of 1934. On September 20, 2006, the Court denied a Motion to Dismiss that was filed by IBM. On March 12, 2007, the plaintiffs’ class was certified; class notifications were mailed on or about May 30, 2007.

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

                The company is a defendant in a civil lawsuit brought in Tokyo District Court by Tokyo Leasing Co., Ltd., which seeks to recover losses that it allegedly suffered after IXI Co., Ltd. initiated civil rehabilitation (bankruptcy) proceedings in Japan and apparently failed to pay Tokyo Leasing amounts for which Tokyo Leasing now seeks to hold IBM and others liable. The claims in this suit include tort and breach of contract.

                The company is a defendant in numerous actions filed after January 1, 2008 in Supreme Court for the State of New York, county of Broome, on behalf of hundreds of plaintiffs. The complaints allege causes of action for negligence and recklessness, private nuisance, and trespass. Plaintiffs in these cases seek medical monitoring and claim damages in unspecified amounts for a variety of personal injuries and property damages allegedly arising out of the presence of groundwater contamination and vapor intrusion of groundwater contaminants into certain structures in which plaintiffs reside or resided, or conducted business, allegedly resulting from the release of chemicals into the environment by the company at its former manufacturing and development facility in Endicott. These complaints also seek punitive damages in an unspecified amount.

                The company is party to, or otherwise involved in, proceedings brought by U.S. federal or state environmental agencies under the Comprehensive Environmental Response, Compensation and Liability Act (CERCLA), known as “Superfund,” or laws similar to CERCLA. Such statutes require potentially responsible parties to participate in remediation activities regardless of fault or ownership of sites. The company is also conducting environmental investigations, assessments or remediations at or in the vicinity of several current or former operating sites globally pursuant to permits, administrative orders or agreements with country, state or local environmental agencies, and is involved in lawsuits and claims concerning certain current or former operating sites.

                The company is also subject to ongoing tax examinations and governmental assessments in various jurisdictions. Along with many other U.S. companies doing business in Brazil, the company is involved in various challenges with Brazilian authorities regarding non-income tax assessments and non-income tax litigation matters. These matters principally relate to claims for taxes on the importation of computer software. The total amounts related to these matters are approximately $2.1 billion, including amounts currently in litigation and other amounts. In addition, the company has received an income tax assessment from Mexican authorities relating to the deductibility of certain warranty payments. In response, the company has filed an appeal in the Mexican Federal Fiscal court. The total potential amount related to this matter for all applicable years is approximately $500 million. The company believes it will prevail on these matters and that these amounts are not meaningful indicators of liability.

                In accordance with SFAS No. 5, “Accounting for Contingencies,” (SFAS No. 5), the company records a provision with respect to a claim, suit, investigation or proceeding when it is probable that a liability has been incurred and the amount of the loss can be reasonably estimated. Claims and proceedings are reviewed at least quarterly and provisions are taken or adjusted to reflect the impact and status of settlements, rulings, advice of counsel and other information pertinent to a particular matter. Any recorded liabilities for the previously discussed items, including any changes to such liabilities for the year ended December 31, 2007, were not material to the Consolidated Financial Statements. Based on its experience, the company believes that the damage amounts claimed in the matters previously referred to are not a meaningful indicator of the potential liability. Claims, suits, investigations and proceedings are inherently uncertain and it is not possible to predict the ultimate outcome of the matters previously discussed. While the company will continue to defend itself vigorously in all such matters, it is possible that the company’s business, financial condition, results of operations or cash flows could be affected in any particular period by the resolution of one or more of these matters.

                Whether any losses, damages or remedies finally determined in any such claim, suit, investigation or proceeding could reasonably have a material effect on the company’s business, financial condition, results of operations or cash flows will depend on a number of variables, including the timing and amount of such losses or damages; the structure and type of any such remedies; the significance of the impact any such losses, damages or remedies may have on the Consolidated Financial Statements; and the unique facts and circumstances of the particular matter which may give rise to additional factors.

Commitments

The company’s extended lines of credit to third-party entities include unused amounts of $3,702 million and $2,895 million at December 31, 2007 and 2006, respectively. A portion of these amounts was available to the company’s business partners to support their working capital needs. In addition, the company has committed to provide future financing to its clients in connection with client purchase agreements for approximately $3,654 million and $2,496 million at December 31, 2007 and 2006, respectively. The change over the prior year is due to increased signings of long-term IT infrastructure arrangements in which financing is committed by the company to fund a client’s future purchases from the company.

                The company has applied the provisions of FIN 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Guarantees of Indebtedness of Others,” to its agreements that contain guarantee or indemnification clauses. These provisions expand those required by SFAS No. 5, by requiring a guarantor to recognize and disclose certain types of guarantees, even if the likelihood of requiring the guarantor’s performance is remote. The following is a description of arrangements in which the company is the guarantor.

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

                In addition, the company guarantees certain loans and financial commitments. The maximum potential future payment under these financial guarantees was $23 million and $32 million at December 31, 2007 and 2006, respectively. The fair value of the guarantees recognized in the Consolidated Statement of Financial Position is not material.

Management Discussion	14
Consolidated Statements	58
Notes	64
A-F	64
G-M	84
N-S	94
N. Contingencies and Commitments	94
O. Taxes	97
P. Research, Development and Engineering	99
Q. 2005 Actions	99
R. Earnings Per Share of Common Stock	101
S. Rental Expense and Lease Commitments	101
T-W	102

Note O. Taxes

($ in millions)
FOR THE YEAR ENDED DECEMBER 31:	2007	2006	2005
Income from continuing operations before income taxes:
U.S. operations	$7,667	$7,277	$7,450
Non-U.S. operations	6,822	6,040	4,776
Total income from continuing operations before income taxes	$14,489	$13,317	$12,226

The continuing operations provision for income taxes by geographic operations is as follows:

($ in millions)
FOR THE YEAR ENDED DECEMBER 31:	2007	2006	2005
U.S. operations	$2,280	$2,413	$2,988
Non-U.S. operations	1,791	1,488	1,244
Total continuing operations provision for income taxes	$4,071	$3,901	$4,232

The components of the continuing operations provision for income taxes by taxing jurisdiction are as follows:

($ in millions)
FOR THE YEAR ENDED DECEMBER 31:	2007	2006	2005
U.S. federal:
Current	$1,085	$602	$521
Deferred	683	1,326	1,811
	1,768	1,928	2,332
U.S. state and local:
Current	141	11	80
Deferred	(19)	198	183
	122	209	263
Non-U.S:
Current	2,105	1,564	1,446
Deferred	76	200	191
	2,181	1,764	1,637
Total continuing operations provision for income taxes	4,071	3,901	4,232

Provision for social security, real estate, personal property and other taxes	3,832	3,461	3,501

Total taxes included in income from continuing operations	$7,903	$7,362	$7,733

A reconciliation of the statutory U.S. federal tax rate to the company’s continuing operations effective tax rate is as follows:

FOR THE YEAR ENDED DECEMBER 31:	2007	2006	2005
Statutory rate	35%	35%	35%
Foreign tax differential	(6)	(5)	(5)
State and local	1	1	1
“Act” repatriation*	—	—	4
Other	(2)	(2)	—

Effective rate	28%	29%	35%

* American Jobs Creation Act of 2004, which permitted the repatriation of non-U.S. earnings at a reduced tax rate.

The effect of tax law changes on deferred tax assets and liabilities did not have a material impact on the company’s effective tax rate.

     The significant components of deferred tax assets and liabilities that are recorded in the Consolidated Statement of Financial Position were as follows:

Deferred Tax Assets

($ in millions)
AT DECEMBER 31:	2007	2006
Stock-based and other compensation	$2,920	$3,147
Retirement-related benefits	2,505	3,002
Capitalized research and development	1,050	1,355
Federal/State tax loss/state credit carryforwards	772	299
Bad debt, inventory and warranty reserves	647	724
Deferred income	645	506
Foreign tax loss/credit carryforwards	498	390
Capital loss carryforwards	9	131
Other	1,962	1,802
Gross deferred tax assets	11,008	11,356
Less: valuation allowance	772	510

Net deferred tax assets	$10,236	$10,846

Deferred Tax Liabilities

($ in millions)
AT DECEMBER 31:	2007	2006
Retirement-related benefits	$4,964	$2,906
Leases	1,635	1,385
Software development costs	462	505
Other	1,334	1,340

Gross deferred tax liabilities	$8,395	$6,136

For income tax return purposes, the company has available foreign, domestic and capital loss carryforwards, the tax effect of which is $799 million, as well as state tax credit carryforwards of approximately $480 million. Substantially all of these carryforwards are available for at least two years or are available for 10 years or more.

                The company has certain foreign tax loss carryforwards that have not been reflected in the gross deferred tax asset balance. These losses, the potential tax benefit of which is approximately $1.1 billion, have not been recorded in the Consolidated Statement of Financial Position as the company has not determined if it will claim these losses. The company is currently evaluating whether to claim these losses and expects to make a decision within the next 12 months.

                The valuation allowance at December 31, 2007, principally applies to certain foreign and state loss carryforwards, and state credit carryforwards, that, in the opinion of management, are more likely than not to expire unutilized. However, to the extent that tax benefits related to these carryforwards are realized in the future, the reduction in the valuation allowance will reduce income tax expense. The year-to-year increase of $262 million was primarily driven by an additional allowance related to the recognition of certain state tax credit carryforwards not previously recorded as deferred tax assets.

                The company adopted the provisions of FIN 48 on January 1, 2007. The cumulative effect of adopting FIN 48 was a decrease in tax reserves and an increase of $117 million to the January 1, 2007 Retained earnings balance. A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

($ in millions)
Balance at January 1, 2007	$2,414
Additions based on tax positions related to the current year
	745
Additions for tax positions of prior years	195
Reductions for tax positions of prior years (including impacts due to a lapse in statute)	(144
		)
Settlements	(116)

Balance at December 31, 2007	$3,094

The liability at December 31, 2007 of $3,094 can be reduced by $496 million of offsetting tax benefits associated with the correlative effects of potential transfer pricing adjustments, state income taxes and timing adjustments. The net amount of $2,598, if recognized, would favorably affect the company’s effective tax rate.

                Interest and penalties related to income tax liabilities are included in income tax expense. During the year ended December 31, 2007, the company recognized $85 million in interest and penalties. The company has $195 million for the payment of interest and penalties accrued at December 31, 2007 and had $126 million accrued on January 1, 2007 upon adoption of FIN 48.

                During the first quarter of 2007, the U.S. Internal Revenue Service (IRS) commenced its audit of the company’s U.S. income tax returns for 2004 and 2005. The company anticipates that this audit will be completed by the end of 2008.

                Within the next 12 months, the company believes it is reasonably possible that the total amount of unrecognized tax benefits associated with certain positions may be significantly reduced. The potential decrease in the amount of unrecognized tax benefits is primarily associated with the possible resolution of the company’s U.S. income tax audit for 2004 and 2005. Specific positions that may be resolved, and that may significantly reduce the related amount of unrecognized tax benefits, include various transfer pricing matters and claims for tax incentives, as well as various other foreign tax matters. The company estimates that the unrecognized tax benefits at December 31, 2007 could be reduced by approximately $800 million.

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

                With limited exception, the company is no longer subject to U.S. federal, state and local or non-U.S. income tax audits by taxing authorities for years through 2001. The years subsequent to 2001 contain matters that could be subject to differing interpretations of applicable tax laws and regulations as it relates to the amount and/or timing of income, deductions and tax credits. Although the outcome of tax audits is always uncertain, the company believes that adequate amounts of tax and interest have been provided for any adjustments that are expected to result for these years.

Management Discussion	14
Consolidated Statements	58
Notes	64
A-F	64
G-M	84
N-S	94
N. Contingencies and Commitments	94
O. Taxes	97
P. Research, Development and Engineering	99
Q. 2005 Actions	99
R. Earnings Per Share of Common Stock	101
S. Rental Expense and Lease Commitments	101
T-W	102

                The company has not provided deferred taxes on $18.8 billion of undistributed earnings of non-U.S. subsidiaries at December 31, 2007, as it is the company’s policy to indefinitely reinvest these earnings in non-U.S. operations. However, the company periodically repatriates a portion of these earnings to the extent that it does not incur an additional U.S. tax liability. Quantification of the deferred tax liability, if any, associated with indefinitely reinvested earnings is not practicable.

                For additional information on the company’s effective tax rate, as well as the cash tax rate, refer to the “Looking Forward” section of the Management Discussion on page 43.

Note P. Research, Development and Engineering

RD&E expense was $6,153 million in 2007, $6,107 million in 2006 and $5,842 million in 2005.

                The company incurred expense of $5,754 million in 2007, $5,682 million in 2006 and $5,379 million in 2005 for scientific research and the application of scientific advances to the development of new and improved products and their uses, as well as services and their application. Within these amounts, software-related expense was $3,037 million, $2,842 million and $2,689 million in 2007, 2006 and 2005, respectively. In addition, included in the expense was a charge of $7 million and $1 million in 2006 and 2005, respectively, for acquired in-process R&D.

                Expense for product-related engineering was $399 million, $425 million and $463 million in 2007, 2006 and 2005, respectively.

Note Q. 2005 Actions

In May 2005, management announced its plans to implement a series of restructuring actions designed to improve the company’s efficiencies, strengthen its client-facing operations and capture opportunities in high-growth markets. The company’s actions primarily included voluntary and involuntary workforce reductions, with the majority impacting the Global Services segments, primarily in Europe, as well as costs incurred in connection with the vacating of leased facilities. These actions were in addition to the company’s ongoing workforce reduction and rebalancing activities that occur each quarter. The total charges expected to be incurred in connection with all second-quarter 2005 initiatives is approximately $1,771 million ($1,765 million of which has been recorded cumulatively through December 31, 2007). Approximately $1,631 million of the total charges require cash payments, of which approximately $1,453 million have been made as of December 31, 2007 and $73 million are expected to be made over the next 12 months.

Total pre-tax restructuring activity was as follows:

($ in millions)	PRE-TAX CHARGES RECORDED IN SECOND QTR. 2005		ASSET IMPAIRMENTS	LIABILITY RECORDED IN SECOND QTR. 2005	PAYMENTS	OTHER**	LIABILITY AS OF DEC. 31, 2005

Workforce reductions	$1,574		$—	$1,574	$(1,013)	$(107)	$454
Vacant space	141		—	141	(53)	(5)	83
Asset impairments	95		95	—	—	—	—
Total restructuring activity for second-quarter 2005 actions	$1,810	*	$95	$1,715	$(1,066)	$(112)	$537	+

* $1,574 million recorded in SG&A expense and $236 million recorded in Other (income) and expense in the Consolidated Statement of Earnings.

** Consists of foreign currency translation adjustments ($38 million), net balance sheet reclassifications ($41 million) and reversals of previously recorded liabilities ($34 million) for changes in the estimated cost of employee terminations and vacant space, offset by approximately $1 million of accretion expense. The reversals were recorded primarily in SG&A expense.

+ $391 million recorded as a current liability in Accounts payable and accruals and $146 million as a noncurrent liability in Other liabilities in the Consolidated Statement of Financial Position.

($ in millions)	LIABILITY AS OF DEC. 31, 2005	PAYMENTS	OTHER*	LIABILITY AS OF DEC. 31, 2006		PAYMENTS	OTHER+	LIABILITY AS OF DEC. 31, 2007

Workforce reductions	$454	$(264)	$10	$199		$(65)	$11	$145
Vacant space	83	(37)	1	47		(21)	—	27
Total restructuring activity for second-quarter 2005 actions	$537	$(302)	$11	$247	**	$(86)	$11	$171	++

* Consists of foreign currency translation adjustments ($37 million), net balance sheet reclassifications ($2 million), accretion expense ($7 million) and reversals of previous recorded liabilities ($35 million) for changes in the estimated cost of employee terminations and vacant space. These reversals, net of accretion expense, were primarily recorded in SG&A expense.

** $92 million recorded as a current liability in Accounts payable and accruals and $155 million as a noncurrent liability in Other liabilities in the Consolidated Statement of Financial Position.

+ Consists of foreign currency translation adjustments ($20 million) and accretion expense ($6 million), partially offset by adjustments to previously recorded liabilities ($13 million) for changes in the estimated cost of employee terminations and vacant space and net balance sheet reclassification of $2 million. The adjustments and accretion expense were primarily recorded in SG&A expense.

++ $73 million recorded as a current liability in Accounts payable and accruals and $98 million as a noncurrent liability in Other liabilities in the Consolidated Statement of Financial Position.

Charges incurred for the workforce reductions consisted of severance/termination benefits for approximately 16,000 employees (14,500 of which were for the incremental second-quarter 2005 actions). All separations were substantially completed by March 31, 2006. The noncurrent portion of the liability associated with the workforce reductions relates to terminated employees who were granted annual payments to supplement their income in certain countries. Depending on individual country legal requirements, these required payments will continue until the former employee begins receiving pension benefits or is deceased. Cash payments made through December 31, 2007 associated with the workforce reductions were $1,342 million.

                The vacant space accruals are primarily for ongoing obligations to pay rent for vacant space, offset by estimated sublease income, over the respective lease term of the company’s lease agreements. The length of these obligations varies by lease with the longest extending through 2013.

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

                These restructuring activities had the following effect on the company’s reportable segments.

($ in millions)	TOTAL PRE-TAX CHARGES EXPECTED TO BE INCURRED	CUMULATIVE PRE-TAX CHARGES RECORDED FOR 2ND- QTR. 2005 INITIATIVES*

Global Technology Services	$722	$719
Global Business Services	444	444
Systems and Technology	132	132
Software	98	98
Global Financing	16	16
Total reportable segments	1,412	1,408
Unallocated corporate amounts	360	357
Total	$1,771	$1,765

* Includes $13 million and $35 million for reversals of previously recorded charges for the years ended December 31, 2007 and 2006, respectively, due to changes in the estimated cost of employee terminations and vacant space. These adjustments were primarily recorded in SG&A expense.

Management Discussion	14
Consolidated Statements	58
Notes	64
A-F	64
G-M	84
N-S	94
N. Contingencies and Commitments	94
O. Taxes	97
P. Research, Development and Engineering	99
Q. 2005 Actions	99
R. Earnings Per Share of Common Stock	101
S. Rental Expense and Lease Commitments	101
T-W	102

Note R. Earnings Per Share of Common Stock

The following table presents the computation of basic and diluted earnings per share of common stock:

FOR THE YEAR ENDED DECEMBER 31:	2007	2006	2005
Weighted-average number of shares on which earnings per share calculations are based:
Basic	1,423,039,793	1,530,806,987	1,600,591,264
Add—incremental shares under stock compensation plans	22,730,971	18,074,331	21,757,121
Add—incremental shares associated with Accelerated Share Repurchase agreements	1,891,095	—	—
Add—incremental shares associated with convertible notes	1,362,191	3,273,706	3,791,228
Add—incremental shares associated with contingently issuable shares	1,546,529	1,380,360	1,493,049
Assuming dilution	1,450,570,579	1,553,535,384	1,627,632,662

($ in millions except per share amounts)
Basic:
Income from continuing operations	$10,418	$9,416	$7,994
Income/(loss) from discontinued operations	(00)	76	(24)
Cumulative effect of change in accounting principle*	—	—	(36)
Net income from total operations on which basic earnings per share is calculated	$10,418	$9,492	$7,934
Assuming dilution:
Income from continuing operations	$10,418	$9,416	$7,994
Net loss applicable to contingently issuable shares liability	—	—	(2)
Income/(loss) from discontinued operations	(00)	76	(24)
Cumulative effect of change in accounting principle*	—	—	(36)
Net income from total operations on which diluted earnings per share is calculated	$10,418	$9,492	$7,932
Earnings/(loss) per share of common stock:
Assuming dilution:
Continuing operations	$7.18	$6.06	$4.91
Discontinued operations	(0.00)	0.05	(0.01)
Before cumulative effect of change in accounting principle	7.18	6.11	4.90
Cumulative effect of change in accounting principle*	—	—	(0.02)
Total assuming dilution	$7.18	$6.11	$4.87
Basic:
Continuing operations	$7.32	$6.15	$4.99
Discontinued operations	(0.00)	0.05	(0.02)
Before cumulative effect of change in accounting principle	7.32	6.20	4.98
Cumulative effect of change in accounting principle*	—	—	(0.02)
Total basic	$7.32	$6.20	$4.96

* Reflects implementation of FASB Interpretation No. 47. See note B, “Accounting Changes,” on page 75 for additional information.

Weighted-average stock options to purchase 62,782,516 common shares in 2007, 157,942,283 common shares in 2006 and 165,615,293 common shares in 2005 were outstanding, but were not included in the computation of diluted earnings per share because the exercise price of the options was greater than the average market price of the common shares for the full year, and therefore, the effect would have been antidilutive.

Note S. Rental Expense and Lease Commitments

Rental expense from continuing operations, including amounts charged to inventories and fixed assets, and excluding amounts previously reserved, was $1,364 million in 2007, $1,263 million in 2006 and $1,345 million in 2005. Rental expense in agreements with rent holidays and scheduled rent increases is recorded on a straight-line basis over the lease term. Contingent rentals are included in the determination of rental expense as accruable. The table below depicts gross minimum rental commitments from continuing operations under noncancelable leases, amounts related to vacant space associated with infrastructure reductions and restructuring actions taken through 1993, and in 1999, 2002 and 2005 (previously reserved), sublease income commitments and capital lease commitments. These amounts reflect activities primarily related to office space, as well as manufacturing facilities.

($ in millions)	2008	2009	2010	2011	2012	BEYOND 2012
Operating lease commitments:
Gross minimum rental commitments (including Vacant space below)	$1,220	$1,106	$852	$636	$507	$753
Vacant space	$37	$32	$24	$23	$20	$63
Sublease income commitments	$75	$54	$43	$25	$15	$13
Capital lease commitments	$88	$68	$66	$22	$14	$38

Note T. Stock-Based Compensation

Stock-based compensation cost is measured at grant date, based on the fair value of the award, and is recognized over the employee requisite service period. See note A, “Significant Accounting Policies,” on page 70 for additional information.

     The following table presents total stock-based compensation cost included in the Consolidated Statement of Earnings:

($ in millions)
FOR THE YEAR ENDED DECEMBER 31:	2007	2006	2005
Cost	$166	$216	$330
Selling, general and administrative*	480	541	606
Research, development and engineering	68	89	107
Other (income) and expense**	(1)	—	(8)
Pre-tax stock-based compensation cost	713	846	1,035
Income tax benefits	(248)	(305)	(349)
Total stock-based compensation cost	$464	$541	$686

* Includes $7 million of credits recorded during the year ended December 31, 2005, as a result of awards forfeited in connection with the second-quarter 2005 workforce resource actions.

** Reflects the one-time effects of the divestiture of the Personal Computing business in the second quarter of 2005 and the divestiture of the Printing Systems business in the second quarter of 2007.

Total unrecognized compensation cost related to non-vested awards at December 31, 2007 and 2006 was $1,101 million and $1,238 million, respectively, and is expected to be recognized over a weighted-average period of approximately three years.

     There was no significant capitalized stock-based compensation cost at December 31, 2007, 2006 and 2005.

Incentive Awards

Stock-based incentive awards are provided to employees under the terms of the company’s plans (the “Plans”). The Plans are administered by the Executive Compensation and Management Resources Committee of the Board of Directors (the “Committee”). Awards under the Plans principally include at-the-money stock options, restricted stock units, performance stock units, stock appreciation rights or any combination thereof. The nonmanagement members of the IBM Board of Directors also received stock options under a director stock option plan through December 31, 2006. The director stock option plan was terminated effective January 1, 2007.

     The amount of shares originally authorized to be issued under the company’s existing Plans was 274.1 million at December 31, 2007 and 2006. In addition, certain incentive awards granted under previous plans, if and when those awards were canceled, could be reissued under the company’s existing Plans. As such, 46.7 million and 45.9 million additional awards were considered authorized to be issued under the company’s existing Plans as of December 31, 2007 and 2006, respectively. There were 34.8 million and 51.6 million option awards outstanding (which were included in the total options outstanding at December 31, 2007 and 2006, respectively) under previous plans that, if and when canceled, would increase the number of authorized shares. There were 131.4 million and 131.8 million unused shares available to be granted under the Plans as of December 31, 2007 and 2006, respectively.

     Under the company’s long-standing practices and policies, all stock option awards are approved prior to or on the date of grant. The exercise price of at-the-money stock options is the average of the high and low market price on the date of grant. The options approval process specifies the individual receiving the grant, the number of options

Management Discussion	14
Consolidated Statements	58
Notes	64
A-F	64
G-M	84
N-S	94
T-W	102
T. Stock-Based Compensation	102
U. Retirement-Related Benefits	105
V. Segment Information	116
W. Subsequent Events	119

or the value of the award, the exercise price or formula for determining the exercise price and the date of grant. All option awards for senior management are approved by the Committee. All option awards for employees other than senior management are approved by senior management pursuant to a series of delegations that were approved by the Committee.  The grants made pursuant to these delegations are reviewed periodically with the Committee. Options that are awarded as part of annual total compensation for senior management and other employees are made on specific cycle dates scheduled in advance. With respect to option awards given in connection with promotions or new hires, the company’s policy requires approval of such awards prior to the grant date, which is typically the date of the promotion or the date of hire. The exercise price of these options is the average of the high and low market price on the date of grant.

STOCK OPTIONS

Stock options are awards which allow the employee to purchase shares of the company’s stock at a fixed price. Stock options are granted at an exercise price equal to or greater than the company’s stock price on the date of grant. These awards, which generally vest 25 percent per year, are fully vested four years from the date of grant and have a contractual term of 10 years. The company also has a stock-based program for its senior executives, designed to drive improved performance and increase the ownership executives have in the company. These executives have the opportunity to receive at-the-money stock options by agreeing to defer a certain percentage of their annual incentive compensation into IBM equity, where it is held for three years or until retirement. In 2005, this program was expanded to cover all executives of the company. Options under this program become fully vested three years from the date of grant and have a contractual term of 10 years. The plan element permitting deferral of annual incentive compensation into IBM equity and receiving at-the-money stock options was terminated at December 31, 2006.

     The company estimates the fair value of stock options using the Black-Scholes valuation model, consistent with the provisions of SFAS No. 123(R), “Share-Based Payment” (SFAS No. 123(R)) and SAB No. 107. Key inputs and assumptions used to estimate the fair value of stock options include the grant price of the award, the expected option term, volatility of the company’s stock, the risk-free rate and the company’s dividend yield. Estimates of fair value are not intended to predict actual future events or the value ultimately realized by employees who receive equity awards, and subsequent events are not indicative of the reasonableness of the original estimates of fair value made by the company.

     The fair value of each stock option grant was estimated at the date of grant using a Black-Scholes option pricing model. The following table presents the weighted-average assumptions used in the valuation and the resulting weighted-average fair value per option granted:

FOR THE YEAR ENDED DECEMBER 31:	2007	2006	2005
Option term (years)*	5	5	5
Volatility**	23.1%	26.2%	34.7%
Risk-free interest rate (zero coupon U.S. treasury note)	4.5%	4.9%	4.0%
Dividend yield	1.4%	1.3%	0.9%
Weighted-average fair value per option granted	$26	$23	$29

* The Option term is the number of years that the company estimates, based upon history, that options will be outstanding prior to exercise or forfeiture.

** The company’s estimates of expected volatility are principally based on daily price changes of the company’s stock over the expected option term, as well as the additional requirements included in the provisions of SFAS No. 123(R) and the guidance provided by SAB No. 107.

The following table summarizes option activity under the Plans during the years ended December 31, 2007, 2006 and 2005:

	2007		2006		2005
	WTD. AVG.	NO. OF SHARES	WTD. AVG.	NO. OF SHARES	WTD. AVG.	NO. OF SHARES
	EXERCISE PRICE	UNDER OPTION	EXERCISE PRICE	UNDER OPTION	EXERCISE PRICE	UNDER OPTION
Balance at January 1	$95	207,663,223	$91	236,070,040	$89	249,347,906
Options granted	103	1,087,381	85	2,013,623	100	13,016,765
Options exercised	77	(46,961,380)	53	(21,685,948)	47	(11,690,186)
Options canceled/expired	106	(4,127,967)	100	(8,734,492)	97	(14,604,445)
Balance at December 31	$100	157,661,257	$95	207,663,223	$91	236,070,040
Exercisable at December 31	$100	144,092,169	$95	177,318,905	$92	176,962,180

During the year ended December 31, 2007, the company did not grant any stock options with exercise prices greater than the stock price at the date of grant. During the years ended December 31, 2006 and 2005, the company granted approximately 0.5 million and 12.5 million stock options, respectively, with exercise prices greater than the stock price at the date of grant. These stock options had weighted-average exercise prices of $91 and $100 for the years ended December 31, 2006 and 2005, respectively, and are included in the table above.

The shares under option at December 31, 2007 were in the following exercise price ranges:

	OPTIONS OUTSTANDING
				WTD. AVG.
	WTD. AVG.	NUMBER	AGGREGATE	REMAINING
	EXERCISE	OF SHARES	INTRINSIC	CONTRACTUAL
EXERCISE PRICE RANGE	PRICE	UNDER OPTION	VALUE	LIFE (IN YEARS)
$34-$60	$51	3,535,698	$200,389,187	—	*
$60-$85	77	31,399,013	987,276,354	5
$85-$105	98	64,129,462	648,821,490	5
$105 and over	117	58,597,084	37,137,467	3
	$100	157,661,257	$1,873,624,498	4

	OPTIONS EXERCISABLE
				WTD. AVG.
	WTD. AVG.	NUMBER	AGGREGATE	REMAINING
	EXERCISE	OF SHARES	INTRINSIC	CONTRACTUAL
EXERCISE PRICE RANGE	PRICE	UNDER OPTION	VALUE	LIFE (IN YEARS)
$34-$60	$51	3,535,698	$200,389,187	—	*
$60-$85	76	29,754,378	945,466,395	5
$85-$105	98	53,103,839	542,234,878	4
$105 and over	117	57,698,254	35,220,308	3
	$100	144,092,169	$1,723,310,768	4

* Weighted average remaining contractual life is less than one year.

In connection with various acquisition transactions, there were an additional 2.1 million options outstanding at December 31, 2007, as a result of the company’s assumption of options granted by the acquired entities. The weighted-average exercise price of these options was $79 per share.

EXERCISES OF EMPLOYEE STOCK OPTIONS

The total intrinsic value of options exercised during the years ended December 31, 2007, 2006 and 2005 was $1,414 million, $727 million and $470 million, respectively. The total cash received from employees as a result of employee stock option exercises for the years ended December 31, 2007, 2006 and 2005 was approximately $3,619 million, $1,149 million and $550 million, respectively. In connection with these exercises, the tax benefits realized by the company for the years ended December 31, 2007, 2006 and 2005 were $481 million, $242 million and $148 million, respectively.

     The company settles employee stock option exercises primarily with newly issued common shares and, occasionally, with treasury shares. Total treasury shares held at December 31, 2007 and 2006 were approximately 672 million and 502 million shares, respectively.

STOCK AWARDS

In addition to stock options, the company grants its employees stock awards. These awards are made in the form of Restricted Stock Units (RSUs), including Retention Restricted Stock Units (RRSUs), or Performance Stock Units (PSUs). RSUs are stock awards granted to employees that entitle the holder to shares of common stock as the award vests, typically over a two- to five-year period. The fair value of the awards is determined and fixed on the grant date based on the company’s stock price. During the year ended December 31, 2006, the company modified its equity compensation plans to increase awards of RSUs compared to stock options. RSUs awarded during the year ended December 31, 2005 were not material when compared to the value of stock options awarded during that year.

     The following table summarizes RSU activity under the Plans during the years ended December 31, 2007 and 2006:

Management Discussion	14
Consolidated Statements	14
Notes	64
A-F	64
G-M	84
N-S	94
T-W	102
T. Stock-Based Compensation	102
U. Retirement-Related Benefits	105
V. Segment Information	116
W. Subsequent Events	119

	2007		2006
	WTD. AVG.	NUMBER	WTD. AVG.	NUMBER
	GRANT PRICE	OF UNITS	GRANT PRICE	OF UNITS
Balance at January 1	$84	10,217,258	$83	6,813,698
RSUs granted	104	4,929,141	85	4,831,227
RSUs released	77	(2,747,110)	76	(1,037,927)
RSUs canceled/forfeited	88	(511,543)	85	(389,740)
Balance at December 31	$94	11,887,746	$84	10,217,258

The remaining weighted-average contractual term of RSUs at December 31, 2007 and 2006 is the same as the period over which the remaining cost of the awards will be recognized, which is approximately three years. The fair value of RSUs granted during the years ended December 31, 2007 and 2006 was $513 million and $410 million, respectively. The total fair value of RSUs vested and released during the years ended December 31, 2007 and 2006 was $213 million and $79 million. As of December 31, 2007 and 2006, there was $740 million and $501 million, respectively, of unrecognized compensation cost related to nonvested RSUs. The company received no cash from employees as a result of employee vesting and release of RSUs for the years ended December 31, 2007 and 2006.

     PSUs are stock awards where the number of shares ultimately received by the employee depends on the company’s performance against specified targets and typically vest over a three-year period. The fair value of each PSU is determined on the grant date, based on the company’s stock price, and assumes that performance targets will be achieved. Over the performance period, the number of shares of stock that will be issued is adjusted upward or downward based upon the probability of achievement of performance targets. The ultimate number of shares issued and the related compensation cost recognized as expense will be based on a comparison of the final performance metrics to the specified targets. The fair value of PSUs granted during the years ended December 31, 2007 and 2006 was $116 million and $104 million, respectively. Total fair value of PSUs vested and released during the years ended December 31, 2007 and 2006 was $88 million and $67 million, respectively.

     In connection with employee vesting and release of RSUs and PSUs, the tax benefits realized by the company for the years ended December 31, 2007 and 2006 were $133 million and $59 million, respectively.

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

     Prior to April 1, 2005, the ESPP was considered compensatory under the provisions of SFAS No. 123(R). The share price paid by an employee prior to April 1, 2005 was the lesser of 85 percent of the average market price on the first business day of each offering period or 85 percent of the average market price on the last business day of each pay period. Effective April 1, 2005, the company modified the terms of the plan whereas eligible participants may purchase full or fractional shares of IBM common stock under the ESPP at a five-percent discount off the average market price on the day of the purchase. In accordance with the provisions of SFAS No. 123(R), effective April 1, 2005, the ESPP is not considered compensatory.

     Employees purchased 4.0 million, 5.8 million and 6.7 million shares under the ESPP during the years ended December 31, 2007, 2006 and 2005, respectively. Cash dividends declared and paid by the company on its common stock also include cash dividends on the company stock purchased through the ESPP. Dividends are paid on full and fractional shares and can be reinvested in the ESPP. The company stock purchased through the ESPP is considered outstanding and is included in the weighted-average outstanding shares for purposes of computing basic and diluted earnings per share.

     Approximately 16.3 million, 20.3 million and 26.2 million shares were available for purchase under the ESPP at December 31, 2007, 2006 and 2005, respectively.

Note U. Retirement-Related Benefits

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

     Benefit accruals under the PPP ceased effective January 1, 2008 for all participants.

U.S. Supplemental Executive Retention Plan

The company also sponsors a non-qualified U.S. Supplemental Executive Retention Plan (SERP). The SERP, which is unfunded, provides benefits to eligible U.S. executives based on average earnings, years of service and age at termination of employment. Effective July 1, 1999, the company replaced the then-effective SERP with the current SERP. Some participants in the previous SERP will still be eligible for benefits under that prior plan if those benefits are greater than the benefits provided under the current plan.

     Benefit accruals under the SERP ceased effective January 1, 2008 for all participants.

Defined Contribution Plans

IBM Savings Plan

U.S. regular, full-time and part-time employees are eligible to participate in the IBM Savings Plan, which is a qualified defined contribution plan under section 401(k) of the Internal Revenue Code. For participants hired prior to January 1, 2005, the company matches 50 percent of their contributions up to the first 6 percent of eligible compensation. For participants hired or rehired on or after January 1, 2005, who have completed one year of service, the company matches 100 percent of their contributions up to the first 6 percent of eligible compensation. These participants participate in the 401(k) Pension Program offered through the IBM Savings Plan. The company’s matching contributions vest immediately and participants are always fully vested in their own contributions. All contributions, including the company match, are made in cash, in accordance with the participants’ investment elections. There are no minimum amounts that must be invested in company stock, and there are no restrictions on transferring amounts out of the company stock to another investment choice.

     Effective January 1, 2008, the IBM Savings Plan, including the 401(k) Pension Program, became the IBM 401(k) Plus Plan. Under the IBM 401(k) Plus Plan, eligible employees will receive a dollar-for-dollar match of up to 6 percent of eligible compensation for employees hired prior to January 1, 2005 and up to 5 percent of eligible compensation for employees hired on or after January 1, 2005. In addition, under the IBM 401(k) Plus Plan, eligible employees will receive automatic contributions from the company equal to 1, 2 or 4 percent of employees’ eligible compensation based on their eligibility to participate in the PPP as of December 31, 2007. If an employee was hired on or after January 1, 2005, the employee would be eligible to receive automatic contributions and matching contributions after the completion of one year of service.

IBM Executive Deferred Compensation Plan

The company also maintains an unfunded, non-qualified, defined contribution plan, the IBM Executive Deferred Compensation Plan (EDCP), which allows eligible executives to defer compensation and to receive company matching contributions under the applicable IBM Savings Plan formula (depending on the date of hire, as described earlier), with respect to amounts in excess of IRS limits for qualified plans. Amounts contributed to the EDCP as a result of deferred compensation, as well as company matching contributions, are recorded as liabilities. Deferred compensation amounts may be directed by participants into an account that replicates the return that would have been received had the amounts been invested in similar IBM Savings Plan investment options. The company matching contributions are directed to participant accounts and change in value each reporting period based on changes in the company’s stock price.

     Effective January 1, 2008, the EDCP was replaced with a new non-qualified deferred compensation plan, the IBM Excess 401(k) Plus Plan (Excess Plan). All employees whose eligible compensation is expected to exceed the IRS compensation limit are eligible to participate in the Excess Plan. The purpose of the Excess Plan is to provide benefits that would be provided under the qualified IBM 401(k) Plus Plan if the compensation limits did not apply. The Excess Plan, like the EDCP, will provide employees with the opportunity to save for retirement on a tax-deferred basis.

Management Discussion	14
Consolidated Statements	14
Notes	64
A-F	64
G-M	84
N-S	94
T-W	102
T. Stock-Based Compensation	102
U. Retirement-Related Benefits	105
V. Segment Information	116
W. Subsequent Events	119

Nonpension Postretirement Benefit Plan

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

     Effective January 1, 2004, new hires, as of that date or later, are not eligible for company subsidized postretirement benefits.

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

     In addition, certain of the company’s non-U.S. subsidiaries sponsor defined benefit nonpension postretirement benefit plans that provide medical and dental benefits to eligible non-U.S. retirees and eligible dependents, as well as life insurance for certain eligible non-U.S. retirees. However, most of the non-U.S. retirees are covered by local government sponsored and administered programs.

Plan Financial Information

SUMMARY OF FINANCIAL INFORMATION

The following table presents a summary of the total retirement-related benefits net periodic cost recorded in the Consolidated Statement of Earnings:

($ in millions)
	U.S. PLANS			NON-U.S. PLANS			TOTAL
FOR THE YEAR ENDED DECEMBER 31:	2007	2006	2005	2007	2006	2005	2007	2006	2005
Significant defined benefit pension plans*	$368	$456	$381	$620	$639	$729	$988	$1,095	$1,110
Other defined benefit pension plans**	105	93	125	202	85	136	307	178	261
SERP	23	20	9	—	—	—	23	20	9
Total defined benefit pension plans cost	$496	$569	$515	$822	$724	$865	$1,318	$1,293	$1,380
IBM Savings Plan and Non-U.S. Plans	$390	$358	$331	$478	$377	$337	$868	$735	$668
EDCP	12	11	10	—	—	—	12	11	10
Total defined contribution plans cost	$402	$370	$341	$478	$377	$337	$880	$747	$678
Nonpension postretirement benefit plans cost	$342	$335	$332	$57	$53	$47	$399	$388	$379
Total retirement-related benefits net periodic cost	$1,240	$1,274	$1,188	$1,357	$1,154	$1,249	$2,597	$2,428	$2,437

* Significant defined benefit pension plans consist of the qualified portion of the PPP in the U.S. and the material non-U.S. Plans. See page 108 for a list of significant plans.

** Other defined benefit pension plans consist of the non-qualified portion of the PPP in the U.S. and the non-material non-U.S. plans.

The following table presents a summary of the total projected benefit obligation (PBO) for defined benefit plans, accumulated postretirement benefit obligation (APBO) for nonpension postretirement benefit plans (benefit obligations), fair value of plan assets and the associated funded status recorded in the Consolidated Statement of Financial Position:

	BENEFIT		FAIR VALUE
($ in millions)	OBLIGATIONS		OF PLAN ASSETS		FUNDED STATUS**
AT DECEMBER 31:	2007	2006	2007	2006	2007	2006
U.S. Plans:
Overfunded plans:
Qualified portion of the PPP	$46,323	$46,498	$57,191	$52,913	$10,868	$6,415
Underfunded plans:
Non-qualified portion of the PPP	$1,135	$1,123	$—	$—	$(1,135)	$(1,123)
SERP	215	217	—	—	(215)	(217)
Nonpension postretirement benefit plan	5,472	5,773	504	47	(4,968)	(5,726)
Total underfunded U.S. Plans	$6,822	$7,113	$504	$47	$(6,318)	$(7,066)
Non-U.S. Plans*:
Overfunded plans:
Qualified defined benefit pension plans	$29,031	$25,613	$35,504	$29,766	$6,473	$4,153
Underfunded plans:
Qualified defined benefit pension plans	$6,777	$9,076	$5,566	$7,866	$(1,211)	$(1,210)
Non-qualified defined benefit pension plans	5,007	4,765	—	—	(5,007)	(4,765)
Nonpension postretirement benefit plans	851	637	—	—	(851)	(637)
Total underfunded non-U.S. plans	$12,635	$14,478	$5,566	$7,866	$(7,069)	$(6,612)
Total overfunded plans	$75,354	$72,111	$92,695	$82,679	$17,341	$10,568
Total underfunded plans*	$19,457	$21,591	$6,070	$7,913	$(13,387)	$(13,678)

* Excludes non-material non-U.S. defined benefit pension plans; see following section for a list of significant plans.

** Funded status was recognized in the Consolidated Statement of Financial Position as follows: Asset amounts as Prepaid pension assets; (Liability) amounts as Compensation and benefits (current liability) and Retirement and nonpension postretirement benefit obligations (noncurrent liability).

DEFINED BENEFIT PENSION AND NONPENSION POST-RETIREMENT BENEFIT PLAN FINANCIAL INFORMATION

The following represents financial information for the company’s significant retirement-related benefit plans. The significant defined benefit pension plans consist of the qualified portion of the PPP in the U.S. and material non-U.S. pension plans, including plans in Germany, the United Kingdom, Japan, the Netherlands, Canada, Switzerland and Spain. The significant nonpension postretirement benefit plan represents the U.S. nonpension postretirement benefit plan.

Management Discussion	14
Consolidated Statements	14
Notes	64
A-F	64
G-M	84
N-S	94
T-W	102
T. Stock-Based Compensation	102
U. Retirement-Related Benefits	105
V. Segment Information	116
W. Subsequent Events	119

The following table presents the components of net periodic cost of the significant retirement-related benefit plans recognized in Consolidated Statement of Earnings:

NONPENSION POSTRETIREMENT
SIGNIFICANT DEFINED BENEFIT PENSION PLANS	BENEFIT PLAN
($ in millions)	U.S. PLAN	NON-U.S. PLANS	U.S. PLAN
FOR THE YEAR ENDED DECEMBER 31:	2007	2006	2005	2007	2006	2005	2007	2006	2005
Service cost	$746	$769	$682	$570	$596	$694	$69	$62	$45
Interest cost	2,585	2,454	2,463	1,767	1,585	1,635	311	306	324
Expected return on plan assets	(3,703)	(3,613)	(3,672)	(2,500)	(2,298)	(2,245)	—	—	—
Amortization of transition assets	—	—	—	(3)	(6)	(6)	—	—	—
Amortization of prior service costs/(credits)	61	61	61	(125)	(108)	8	(62)	(62)	(62)
Recognized actuarial losses	679	785	567	911	870	578	24	29	25
Plan amendments/curtailments/settlements	—	—	280	—	—	65	—	—	—
Total net periodic cost	$368	$456	$381	$620	$639	$729	$342	$335	$332

The following table presents the changes in benefit obligations and plan assets of the significant retirement-related benefit plans:

NONPENSION POSTRETIREMENT
SIGNIFICANT DEFINED BENEFIT PENSION PLANS	BENEFIT PLAN
U.S. PLAN	NON-U.S. PLANS	U.S. PLAN
($ in millions)	2007	2006	2007	2006	2007	2006
Change in benefit obligation:
Benefit obligation at beginning of year	$46,498	$46,405	$39,454	$36,643	$5,773	$5,892
Service cost	746	769	570	596	69	62
Interest cost	2,585	2,454	1,767	1,585	311	306
Plan participants’ contributions	—	—	66	57	—	—
Acquisitions/divestitures, net	5	—	85	10	—	—
Actuarial losses/(gains)	(465)	(283)	(2,324)	(600)	(203)	8
Benefits paid from trust	(3,046)	(2,847)	(1,616)	(1,454)	—	—
Direct benefit payments	—	—	(367)	(311)	(442)	(486)
Foreign exchange impact	—	—	3,177	3,616	—	—
Medicare subsidy	—	—	—	—	(36)	(9)
Plan amendments/curtailments/settlements	—	—	3	(688)	—	—
Benefit obligation at end of year	$46,323	$46,498	$40,815	$39,454	$5,472	$5,773
Change in plan assets:
Fair value of plan assets at beginning of year	$52,913	$48,542	$37,632	$31,148	$47	$66
Actual return on plan assets	7,324	7,218	1,468	3,016	15	3
Employer contributions	—	—	447	1,769	893	438
Acquisitions/divestitures, net	—	—	52	(78)	—	—
Plan participants’ contributions	—	—	66	57	199	185
Benefits paid from trust	(3,046)	(2,847)	(1,616)	(1,454)	(650)	(645)
Foreign exchange impact	—	—	3,021	3,174	—	—
Fair value of plan assets at end of year	$57,191	$52,913	$41,070	$37,632	$504	$47
Funded status at end of year	$10,868	$6,415	$255	$(1,822)	$(4,968)	$(5,726)
Accumulated benefit obligation	$46,323	$46,421	$39,396	$38,088	N/A	N/A

N/A — Not applicable

The following table presents the funded status recognized in the Consolidated Statement of Financial Position for the company’s significant retirement-related benefit plans:

					NONPENSION
	SIGNIFICANT DEFINED				POSTRETIREMENT
	BENEFIT PENSION PLANS				BENEFIT PLAN
($ in millions)	U.S. PLAN		NON-U.S. PLANS		U.S. PLAN
AT DECEMBER 31:	2007	2006	2007	2006	2007	2006
Prepaid pension assets	$10,868	$6,415	$6,473	$4,153	$—	$—
Current liabilities, Compensation and benefits	—	—	(304)	(269)	—	(487)
Noncurrent liabilities, Retirement and nonpension postretirement benefit obligations	—	—	(5,914)	(5,706)	(4,968)	(5,239)
Funded status—net	$10,868	$6,415	$255	$(1,822)	$(4,968)	$(5,726)

The following table presents the pre-tax net loss and prior service costs/(credits) recognized in Gains and (losses) not affecting retained earnings and the changes in pre-tax net loss, prior service costs/(credits) and transition assets recognized in Accumulated gains and (losses) not affecting retained earnings for the company’s significant retirement-related benefit plans:

	SIGNIFICANT DEFINED		NONPENSION POSTRETIREMENT
($ in millions)	BENEFIT PENSION PLANS		BENEFIT PLAN
FOR THE YEAR ENDED DECEMBER 31, 2007:	U.S. PLAN	NON-U.S. PLANS	U.S. PLAN
Net loss at January 1	$6,944	$11,298	$935
Current period net gain	(4,086)	(1,337)	(254)
Amortization of net loss included in net periodic cost	(679)	(911)	(24)
Net loss at December 31	$2,179	$9,050	$657
Prior service costs/(credits) at January 1	$61	$(1,269)	$(177)
Current period prior service costs	—	51	—
Amortization of prior service (costs)/credits included in net periodic cost	(61)	125	62
Prior service credits at December 31	$—	$(1,093)	$(115)
Transition assets at January 1	$—	$(4)	$—
Amortization of transition assets included in net periodic cost	—	3	—
Transition assets at December 31	$—	$(1)	$—
Total recognized in Accumulated gains and (losses) not affecting retained earnings*	$2,179	$7,956	$542

* See note M, “Stockholders’ Equity Activity,” on page 93 for the total net-of-tax change in the Accumulated gains and (losses) not affecting retained earnings and the Consolidated Statement of Stockholders’ Equity for components of net periodic cost, including the related tax effects, recognized in Gains and (losses) not affecting retained earnings for the company’s retirement-related benefit plans.

Management Discussion	14
Consolidated Statements	14
Notes	64
A-F	64
G-M	84
N-S	94
T-W	102
T. Stock-Based Compensation	102
U. Retirement-Related Benefits	105
V. Segment Information	116
W. Subsequent Events	119

The following table presents the estimated net loss, estimated prior service credits and estimated transition assets of the company’s significant retirement-related benefit plans that will be amortized from Accumulated gains and (losses) not affecting retained earnings into net periodic cost/(income) and recorded in the Consolidated Statement of Earnings in 2008:

	SIGNIFICANT DEFINED		POSTRETIREMENT
	BENEFIT PENSION PLANS		BENEFIT PLAN
($ in millions)	U.S. PLAN	NON-U.S. PLANS	U.S. PLAN
Net loss	$281	$600	$10
Prior service credits	—	(134)	(62)
Transition assets	—	(1)	—

No significant amendments of the U.S. retirement-related benefit plans or significant non-U.S. defined benefit pension plans occurred during the years ended December 31, 2007, 2006 and 2005 that would have a material effect on the Consolidated Statement of Earnings.

                In 2006, the company redesigned certain non-U.S. defined benefit pension plans that resulted in a reduction to the PBO of $688 million. The majority of the reduction was attributed to modified plans in the United Kingdom, Switzerland and the Netherlands.

                In December 2005, the company approved amendments to the PPP and the SERP, which provided that participants would no longer accrue benefits under these plans beginning January 1, 2008, resulting in a curtailment charge of $267 million that was recorded in the Consolidated Statement of Earnings for the year ended December 31, 2005.

ASSUMPTIONS USED TO DETERMINE PLAN FINANCIAL INFORMATION

Underlying both the measurement of benefit obligations and net periodic cost are actuarial valuations. These valuations use participant-specific information such as salary, age and years of service, as well as certain assumptions, the most significant of which include estimates of discount rates, expected return on plan assets, rate of compensation increases, interest crediting rates and mortality rates. The company evaluates these assumptions, at a minimum, annually, and makes changes as necessary.

                The following table presents the assumptions used to measure the net periodic cost and the year-end benefit obligations for significant retirement-related benefit plans:

							NONPENSION POSTRETIREMENT
	SIGNIFICANT DEFINED BENEFIT PENSION PLANS						BENEFIT PLAN
	U.S. PLAN			NON-U.S. PLANS			U.S. PLAN
	2007	2006	2005	2007	2006	2005	2007	2006	2005
Weighted-average assumptions used to measure net periodic cost for the year ended December 31:
Discount rate	5.75%	5.50%	5.75%	4.40%	4.20%	4.70%	5.75%	5.50%	5.75%
Expected long-term return on plan assets	8.00%	8.00%	8.00%	7.00%	7.10%	7.10%	N/A	N/A	N/A
Rate of compensation increase	4.00%	4.00%	4.00%	2.90%	3.00%	3.00%	N/A	N/A	N/A
Weighted-average assumptions used to measure benefit obligations at December 31:
Discount rate	6.00%	5.75%	5.50%	5.40%	4.40%	4.20%	6.00%	5.75%	5.50%
Rate of compensation increase*	N/A	4.00%	4.00%	3.00%	2.90%	3.00%	N/A	N/A	N/A

* Rate of compensation increase is not applicable to the PPP as benefit accruals ceased for all participants beginning January 1, 2008.

N/A — Not applicable

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

                For the PPP, the changes in discount rate assumptions impacted both net periodic cost and the PBO. For purposes of measuring the net periodic cost for the years ended December 31, 2007, 2006 and 2005, the changes in discount rate assumptions resulted in a decrease in the 2007 net periodic cost of $92 million and an increase in the 2006 and 2005 net periodic cost of $94 million and $90 million, respectively. For purposes of measuring the PBO, the changes in discount rate assumptions resulted in a decrease in the PBO of $1,185 million and $1,240 million at December 31, 2007 and 2006, respectively.

                For the significant non-U.S. defined benefit pension plans, the changes in discount rate assumptions resulted in an increase in the 2007 and 2006 net periodic cost of $30 million and $274 million, respectively. Changes in discount rate assumptions had no material impact on the 2005 net periodic cost.

                For the U.S. nonpension postretirement benefit plan, the changes in discount rate assumptions had no material impact on net periodic cost for the years ended December 31, 2007, 2006 and 2005 and on the APBO at December 31, 2007 and 2006.

Expected Long-Term Returns on Plan Assets

The expected long-term return on plan assets assumption takes into account long-term expectations for future returns, investment strategy and the market-related value of plan assets. The market-related value of plan assets is a calculated value, in accordance with accounting guidance, that recognizes changes in the fair value of plan assets in a systematic manner over five years. The rates of expected return are developed by the company in conjunction with external advisors, are calculated using an arithmetic average and are tested for reasonableness against the historical return average by asset category, usually over a 10-year period. The use of expected long-term returns on plan assets may result in recognized pension income that is greater or less than the actual returns of those plan assets in any given year. Over time, however, the expected long-term returns are designed to approximate the actual long-term returns and therefore result in a pattern of income and expense recognition that more closely matches the pattern of the services provided by the employees. Differences between actual and expected returns are recognized over five years in the expected return on plan assets line in net periodic cost and also as a component of net loss or gain in the Accumulated gains and (losses) not affecting retained earnings, which is recognized over the service lives of the employees in the plan, provided such amounts exceed thresholds which are based upon the obligation or the value of plan assets, as provided by accounting standards.

                For the PPP, the expected long-term return on plan assets of 8.00 percent remained constant for the years ended December 31, 2007, 2006 and 2005 and, consequently, had no incremental impact on net periodic cost.

                For the material non-U.S. defined benefit pension plans, the changes in the expected long-term return on plan assets resulted in an increase in the 2007, 2006 and 2005 net periodic cost of $50 million, $18 million and $140 million, respectively.

                For the U.S. nonpension postretirement benefit plan, the company maintains a nominal, highly liquid trust fund balance to ensure payments are made timely. As a result, for the years ended December 31, 2007, 2006 and 2005, the expected long-term return on plan assets and the actual return on those assets were not material.

Rate of Compensation Increases and Mortality Rate

The rate of compensation increases is determined by the company, based upon its long-term plans for such increases. Mortality rate assumptions are based on life expectancy and death rates for different types of participants. Mortality rates are periodically updated based on actual experience. Changes to defined benefit pension plans mortality rate assumptions increased the 2007 and 2006 net periodic cost approximately $80 million and $55 million, respectively, and increased the 2007 benefit obligation approximately $790 million. Changes to the rate of compensation increases had no material impact on the 2007 net periodic cost and reduced the 2006 net periodic cost approximately $32 million. Changes to the rate of compensation increases or to mortality rate assumptions had no material impact on the 2005 net periodic cost and on benefit obligations at December 31, 2006.

Interest Crediting Rate

Benefits for certain participants in the PPP are calculated using a cash balance formula. An assumption underlying this formula is an interest crediting rate, which impacts both net periodic cost and the PBO. This assumption provides a basis for projecting the expected interest rate that participants will earn on the benefits that they are expected to receive in the following year and is based on the average from August to October of the one-year U.S. Treasury Constant Maturity yield plus one percent.

                For the PPP, the change in the interest crediting rate to 6.0 percent for the year ended December 31, 2007 from 5.0 percent for the year ended December 31, 2006 resulted in an increase in the 2007 net periodic cost of $125 million. The change in the interest crediting rate to 5.0 percent for the year ended December 31, 2006 from 3.1 percent for the year ended December 31, 2005 resulted in an increase in the 2006 net periodic cost of $170 million. The change in the interest crediting rate to 3.1 percent for the year ended December 31, 2005 from 2.3 percent for the year ended December 31, 2004 resulted in an increase in the 2005 net periodic cost of $55 million.

Management Discussion	14
Consolidated Statements	14
Notes	64
A-F	64
G-M	84
N-S	94
T-W	102
T. Stock-Based Compensation	102
U. Retirement-Related Benefits	105
V. Segment Information	116
W. Subsequent Events	119

Healthcare Cost Trend Rate

For nonpension postretirement benefit plan accounting, the company reviews external data and its own historical trends for healthcare costs to determine the healthcare cost trend rates. However, the healthcare cost trend rate has an insignificant effect on plan costs and obligations as a result of the terms of the plan which limit the company’s obligation to the participants. The company assumes that the healthcare cost trend rate for 2008 will be 8 percent. In addition, the company assumes that the same trend rate will decrease to 5 percent over the next six years. A one percentage point increase or decrease in the assumed healthcare cost trend rate would not have a material effect on the 2007, 2006 and 2005 net periodic cost or the benefit obligations as of December 31, 2007 and 2006.

PLAN ASSETS

Defined Benefit Pension Plans

The company’s defined benefit pension plans’ asset allocations at December 31, 2007 and 2006 and target allocation for 2008, by asset category, are as follows:

U.S. Plan (Actual Allocations)

	PLAN ASSETS		2008
	AT DECEMBER 31:		TARGET
	2007	2006	ALLOCATION
Asset Category:
Equity securities*	46.9%	63.9%	47%
Debt securities	44.6	31.2	43
Real Estate*	5.4	3.9	4
Other	3.1	1.0	6
Total	100.0%	100.0%	100%

* See the following discussion regarding certain private market assets, and future funding commitments thereof, that are not as liquid as the publicly traded securities.

Material Non-U.S. Plans (Weighted-Average)

	PLAN ASSETS		2008
	AT DECEMBER 31:		TARGET
	2007	2006	ALLOCATION
Asset Category:
Equity securities	58.0%	62.7%	57%
Debt securities	37.8	34.8	39
Real estate	1.9	2.1	2
Other	2.3	0.4	2
Total	100.0%	100.0%	100%

The investment objectives of the PPP portfolio are designed to generate returns that will enable the PPP to meet its future obligations. The precise amount for which these obligations will be settled depends on future events, including the retirement dates and life expectancy of the plans’ participants. The obligations are estimated using actuarial assumptions, based on the current economic environment. The PPP portfolio’s investment strategy balances the requirement to generate returns, using potentially higher yielding assets such as equity securities, with the need to control risk in the PPP portfolio with less volatile assets, such as fixed-income securities. Risks include, among others, inflation, volatility in equity values and changes in interest rates that could cause the plans to become underfunded, thereby increasing their dependence on contributions from the company. Within each asset class, careful consideration is given to balancing the portfolio among industry sectors, geographies, interest rate sensitivity, dependence on economic growth, currency and other factors that affect investment returns. During 2007, the company modified the asset allocation of the PPP portfolio primarily by reducing public equity securities, by increasing debt securities from 33 percent to 43 percent of total plan assets, and by increasing the duration of debt securities and increasing the use of derivatives, including interest rate swaps in debt securities to further mitigate the effects of future interest rate changes on the overfunded level of the PPP. These changes were designed to reduce the potential negative impact that equity markets or interest rates might have on the funded status of the PPP. These changes did not impact the expected long-term return on plan assets assumption, which remained at 8.00 percent for 2008. The effect on expected long-term return on plan assets of increasing the duration of debt securities substantially offset the effect of reducing public equity securities. Derivatives are also used to hedge currency, adjust portfolio duration and reduce specific market risks.

                The assets are managed by professional investment firms, as well as by investment professionals who are employees of the company. They are bound by mandates and are measured against specific benchmarks. Among these managers, consideration is given, but not limited to, balancing security concentration, issuer concentration, investment style and reliance on particular active and passive investment strategies. Market liquidity risks are tightly controlled, with only a modest percentage of the PPP portfolio invested in private market assets consisting of private equities and private real estate investments, which are less liquid than publicly traded securities. The PPP portfolio included private market assets comprising approximately 12.0 percent and 10.2 percent of total assets at December 31, 2007 and 2006, respectively. The target allocation for private market assets in 2008 is 12.0 percent. As of December 31, 2007, the PPP portfolio had $3,621 million in commitments for future private market investments to be made over a number of years. These commitments are expected to be funded from plan assets. Other assets in the PPP portfolio include commodities and non-traditional investments designed to further diversify the returns of the PPP portfolio.

                Equity securities include IBM common stock of $111 million, representing 0.2 percent of total PPP plan assets at December 31, 2007 and $159 million, representing 0.3 percent of total PPP plan assets at December 31, 2006.

                Outside the U.S., the investment objectives are similar, subject to local regulations. In some countries, a higher percentage allocation to fixed income securities is required. In others, the responsibility for managing the investments typically lies with a board that may include up to 50 percent of members elected by employees and retirees. This can result in slight differences compared with the strategies previously described. Generally, these non-U.S. funds do not invest in illiquid assets and their use of derivatives is usually limited to currency hedging, adjusting portfolio durations and reducing specific market risks. There was no significant change in the investment strategies of these plans during either 2007 or 2006.

EXPECTED CONTRIBUTIONS

Defined Benefit Pension Plans

It is the company’s general practice to fund amounts for pensions sufficient to meet the minimum requirements set forth in applicable employee benefits laws and local tax laws. From time to time, the company contributes additional amounts as it deems appropriate.

                The company contributed approximately $447 million and $1,769 million in cash to the material non-U.S. plans during the years ended December 31, 2007 and 2006, respectively.

                In 2008, the company is not legally required to make any contributions to the PPP. However, depending on market conditions, or other factors, the company may elect to make discretionary contributions to the qualified portion of the PPP during the year.

                The Pension Protection Act of 2006 (the Act), enacted into law in 2006, is a comprehensive reform package that, among other provisions, increases pension funding requirements for certain U.S. defined benefit plans, provides guidelines for measuring pension plan assets and pension obligations for funding purposes and raises tax deduction limits for contributions to retirement-related benefit plans. The additional funding requirements by the Act apply to plan years beginning after December 31, 2007. The adoption of the Act is not expected to have a material effect on the company’s minimum mandatory contributions to its PPP. No mandatory contribution is required for the PPP in 2008.

                In 2008, the company estimates contributions to its non-U.S. plans to be approximately $613 million, which will be mainly contributed to defined benefit pension plans in Japan, the Netherlands, Spain, Switzerland, Sweden and the United Kingdom. These 2008 contributions represent the legally mandated minimum contributions. The company could elect to contribute more than the legally mandated amount based on market conditions or other factors.

Nonpension Postretirement Benefit Plan

The company made a $500 million voluntary cash contribution to the U.S. nonpension postretirement benefit plan during the year ended December 31, 2007. This advanced funding was made in addition to ongoing contributions of $347 million for the year ended December 31, 2007, which were utilized to pay current year benefits. The $500 million contribution will be used to fund benefit payments in future periods.

EXPECTED BENEFIT PAYMENTS

Defined Benefit Pension Plan Expected Payments

The following table presents the total expected benefit payments to defined benefit pension plan participants. These payments have been estimated based on the same assumptions used to measure the plans’ PBO at December 31, 2007 and include benefits attributable to estimated future compensation increases.

	QUALIFIED	NON-QUALIFIED	QUALIFIED	NON-QUALIFIED	TOTAL EXPECTED
	U.S. PLAN	U.S. PLAN	NON-U.S. PLANS	NON-U.S. PLANS	BENEFIT
($ in millions)	PAYMENTS	PAYMENTS	PAYMENTS	PAYMENTS	PAYMENTS
2008	$3,138	$81	$1,765	$359	$5,343
2009	3,188	83	1,815	354	5,440
2010	3,237	86	1,834	356	5,513
2011	3,273	90	1,882	357	5,602
2012	3,314	93	1,922	359	5,688
2013-2017	17,108	500	10,260	1,881	29,749

The 2008 expected benefit payments to defined benefit pension plan participants not covered by the respective plan assets (underfunded plans) represent a component of Compensation and benefits, within Current liabilities, in the Consolidated Statement of Financial Position.

Management Discussion	14
Consolidated Statements	14
Notes	64
A-F	64
G-M	84
N-S	94
T-W	102
T. Stock-Based Compensation	102
U. Retirement-Related Benefits	105
V. Segment Information	116
W. Subsequent Events	119

Nonpension Postretirement Benefit Plan Expected Payments

The following table reflects the total expected benefit payments to nonpension postretirement benefit plan participants, as well as the expected receipt of the company’s share of the Medicare subsidy described below. These payments have been estimated based on the same assumptions used to measure the plan’s APBO at December 31, 2007.

		LESS: IBM SHARE	NET EXPECTED
	U.S. PLAN	OF EXPECTED	BENEFIT
($ in millions)	PAYMENTS	MEDICARE SUBSIDY	PAYMENTS
2008	$499	$34	$465
2009	488	38	450
2010	476	41	435
2011	466	43	423
2012	457	—	457
2013-2017	2,280	—	2,280

The 2008 expected benefit payments to nonpension postretirement benefit plan participants represents a component of Retirement and nonpension postretirement benefit obligation in the Consolidated Statement of Financial Position.

Medicare Prescription Drug Act

In connection with the Medicare Prescription Drug Improvement and Modernization Act of 2003, the company is expected to continue to receive a federal subsidy of approximately $267 million to subsidize the prescription drug coverage provided by the U.S. nonpension postretirement benefit plan, which is expected to extend until 2011. Approximately $156 million of the subsidy will be used by the company to reduce its obligation and cost related to the U.S. nonpension postretirement benefit plan. The company will contribute the remaining subsidy of $111 million to the plan in order to reduce contributions required by the participants. The company received a total subsidy of $46 million and $27 million during the years ended December 31, 2007 and 2006, respectively, which was utilized to reduce the company contributions for prescription drug-related coverage.

                The company has included the impact of its portion of the subsidy in the determination of net periodic cost and APBO for the U.S. nonpension postretirement benefit plan at and for the years ended December 31, 2007 and 2006. The impact of the subsidy resulted in a reduction in APBO of approximately $139 million and $154 million at December 31, 2007 and 2006, respectively. The impact of the subsidy resulted in a reduction in the 2007 and 2006 net periodic cost of $36 million and $40 million, respectively. The subsidy had no impact on the 2005 net periodic cost.

Implementation of SFAS No. 158

As highlighted in note B, “Accounting Changes,” on page 75, effective December 31, 2006, the company adopted the provisions of SFAS No. 158. In note A, “Significant Accounting Policies,” on pages 69 and 70, the requirements of SFAS No. 158 are discussed in detail. The following table presents the incremental effect of applying SFAS No. 158 on the Consolidated Statement of Financial Position at December 31, 2006:

	BEFORE		AFTER
	APPLICATION		APPLICATION
($ in millions)	OF SFAS NO. 158	ADJUSTMENTS*	OF SFAS NO. 158
Prepaid pension assets	$24,003	$(13,374)	$10,629
Investments and sundry assets (deferred taxes)	$4,245	$4,136	$8,381
Total Assets	$112,473	$(9,240)	$103,234
Current liabilities:
Compensation and benefits	$3,605	$990	$4,595
Noncurrent liabilities:
Retirement and nonpension postretirement obligations	$12,888	$665	$13,553
Other liabilities (deferred taxes)	$8,701	$(1,397)	$7,304
Total Liabilities	$74,470	$258	$74,728
Accumulated gains and (losses) not affecting retained earnings, net of tax	$597	$(9,498)	$(8,901)
Total Stockholders’ equity	$38,004	$(9,498)	$28,506

* Adjustments are primarily comprised of previously unrecognized gains/(losses), prior service credits/(costs)) and transition assets/(obligations).

At December 31, 2006, the company recorded prior service credits/(costs), net gains/(losses) and transition assets/(obligations) in the Stockholders’ equity section of the Consolidated Statement of Financial Position, net of tax, of $871 million, $(10,371) million and $2 million, respectively.

                In addition, the minimum pension liability of $2,348 million was eliminated upon the adoption of SFAS No. 158.

Other Plan Information

The following table presents information for significant defined benefit pension plans with accumulated benefit obligations (ABO) in excess of plan assets. For a more detailed presentation of the funded status of the company’s significant defined benefit pension plans, see table on page 109.

	2007		2006
($ in millions)	BENEFIT		BENEFIT
AT DECEMBER 31:	OBLIGATION	PLAN ASSETS	OBLIGATION	PLAN ASSETS
Plans with PBO in excess of plan assets	$13,134	$5,566	$15,181	$7,866
Plans with ABO in excess of plan assets	12,776	5,566	14,027	7,093
Plans with assets in excess of PBO	75,354	92,695	72,111	82,679

Note V. Segment Information

The company uses business insight and its broad range of IT capabilities to create client- and industry-specific information solutions. The company operates primarily in a single industry using several segments that create value by offering solutions that include, either singularly or in some combination, services, software, hardware and financing.

                The company’s major operations comprise a Global Technology Services segment; a Global Business Services segment; a Software segment; a predominantly hardware product segment—Systems and Technology; and a Global Financing segment. The segments represent components of the company for which separate financial information is available that is utilized on a regular basis by the chief executive officer in determining how to allocate the company’s resources and evaluate performance. The segments are determined based on several factors, including client base, homogeneity of products, technology, delivery channels and similar economic characteristics.

                Information about each segment’s business and the products and services that generate each segment’s revenue is located in the “Description of Business” section of the Management Discussion on pages 19 and 20, and “Segment Details,” on pages 23 to 27.

                In the second quarter of 2005, the company sold its Personal Computing business which was previously a part of the Personal Systems Group. The two remaining units of the Personal Systems Group, Retail Store Solutions and Printing Systems, were combined with the Systems and Technology segment. Personal Computing Division financial results are displayed as part of the segment disclosures for 2005, in a manner consistent with the segment disclosures.

                Segment revenue and pre-tax income include transactions between the segments that are intended to reflect an arm’s-length transfer price. Hardware and software that is used by the Global Technology Services segment in outsourcing engagements is primarily sourced internally from the Systems and Technology and Software segments. For the internal use of IT services, Global Technology Services and Global Business Services recover cost, as well as a reasonable fee, reflecting the arm’s-length value of providing the services. The Global Services segments enter into arm’s-length leases and loans at prices equivalent to market rates with the Global Financing segment to facilitate the acquisition of equipment used in services engagements. All internal transaction prices are reviewed annually, and reset if appropriate.

                The company utilizes globally integrated support organizations to realize economies of scale and efficient use of resources. As a result, a considerable amount of expense is shared by all of the segments. This expense represents sales coverage, marketing and support functions such as Accounting, Treasury, Procurement, Legal, Human Resources and Billing and Collections. Where practical, shared expenses are allocated based on measurable drivers of expense, e.g., headcount. When a clear and measurable driver cannot be identified, shared expenses are allocated on a financial basis that is consistent with the company’s management system; e.g., advertising is allocated based on the gross profits of the segments. The unallocated corporate amounts arising from certain divestitures, indirect infrastructure reductions, miscellaneous tax items and the unallocated corporate expense pool are recorded in net income but are not allocated to the segments.

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

Management Discussion	14
Consolidated Statements	14
Notes	64
A-F	64
G-M	84
N-S	94
T-W	102
T. Stock-Based Compensation	102
U. Retirement-Related Benefits	105
V. Segment Information	116
W. Subsequent Events	119

Management System Segment View

	GLOBAL SERVICES SEGMENTS
	GLOBAL	GLOBAL				PERSONAL
($ in millions)	TECHNOLOGY	BUSINESS	SYSTEMS AND		GLOBAL	COMPUTING	TOTAL
FOR THE YEAR ENDED DECEMBER 31:	SERVICES	SERVICES	TECHNOLOGY	SOFTWARE	FINANCING	DIVISION	SEGMENTS
2007:
External revenue	$36,103	$18,041	$21,317	$19,982	$2,502	$—	$97,944
Internal revenue	1,636	1,193	998	2,416	1,482	—	7,726
Total revenue	$37,739	$19,234	$22,315	$22,398	$3,984	$—	$105,670
Pre-tax income/(loss)	$3,557	$2,064	$2,153	$6,002	$1,386	$—	$15,163
Revenue year-to-year change	10.7%	10.9%	(3.6)%	9.7%	2.4%	—	6.9%
Pre-tax income year-to-year change	8.2%	21.0%	23.8%	9.3%	(4.7)%	—	10.8%
Pre-tax income margin	9.4%	10.7%	9.6%	26.8%	34.8%	—	14.3%

2006:
External revenue	$32,322	$15,969	$21,970	$18,161	$2,365	$—	$90,787
Internal revenue	1,763	1,373	1,168	2,249	1,527	—	8,080
Total revenue	$34,086	$17,341	$23,138	$20,409	$3,892	$—	$98,867
Pre-tax income/(loss)	$3,288	$1,706	$1,739	$5,493	$1,455	$—	$13,682
Revenue year-to-year change	1.4%	0.6%	4.7%	8.5%	(0.4)%	NM	0.3%
Pre-tax income year-to-year change	25.6%	116.9%	(7.6)%	14.9%	(8.1)%	NM	19.1%
Pre-tax income margin	9.6%	9.8%	7.5%	26.9%	37.4%	NM	13.8%

2005:
External revenue	$31,501	$15,906	$20,981	$16,830	$2,401	$2,876	$90,495
Internal revenue	2,102	1,339	1,118	1,979	1,506	33	8,077
Total revenue	$33,603	$17,245	$22,099	$18,809	$3,907	$2,909	$98,572
Pre-tax income/(loss)	$2,619	$786	$1,883	$4,779	$1,583	$(165)	$11,485
Revenue year-to-year change	3.5%	(1.9)%	4.9%	4.8%	0.3%	NM	(5.0)%
Pre-tax income year-to-year change	(10.9)%	(28.9)%	(7.9)%	19.1%	8.6%	NM	(0.6)%
Pre-tax income margin	7.8%	4.6%	8.5%	25.4%	40.5%	NM	11.7%

NM — Not meaningful

RECONCILIATIONS OF IBM AS REPORTED

($ in millions)
FOR THE YEAR ENDED DECEMBER 31:	2007	2006	2005
Revenue:
Total reportable segments	$105,670	$98,867	$98,572
Other revenue and adjustments	842	637	639
Elimination of internal revenue	(7,726)	(8,080)	(8,077)
Total IBM consolidated revenue	$98,786	$91,424	$91,134

($ in millions)
FOR THE YEAR ENDED DECEMBER 31:	2007	2006	2005
Pre-Tax Income:
Total reportable segments	$15,163	$13,682	$11,485
Elimination of internal transactions	(194)	(171)	(168)
Unallocated corporate amounts	(480)	(194)	909
Total IBM consolidated pre-tax income from continuing operations	$14,489	$13,317	$12,226

Within pre-tax income from continuing operations, unallocated corporate amounts in 2007 include the gain from the divestiture of the printing business and the interest expense associated with the incremental debt to support the ASR; 2005 includes the gain from the sale of the Personal Computing business to Lenovo, the impact of the legal settlement with Microsoft Corporation, pension curtailment related charges and unallocated charges related to the restructuring actions.

Immaterial Items

INVESTMENT IN EQUITY ALLIANCES AND EQUITY ALLIANCES GAINS/(LOSSES)

The investments in equity alliances and the resulting gains and (losses) from these investments that are attributable to the segments did not have a material effect on the financial position or the financial results of the segments.

Segment Assets and Other Items

Global Technology Services assets are primarily accounts receivable, plant, property and equipment including those associated with the segment’s outsourcing business, goodwill, acquired intangible assets, deferred services arrangement transition costs and maintenance parts inventory. Global Business Services assets are primarily goodwill and accounts receivable. Software segment assets are mainly goodwill, intangible assets and accounts receivable. Systems and Technology assets are primarily plant, property and equipment, manufacturing inventory and accounts receivable. The assets of the Global Financing segment are primarily financing receivables and fixed assets under operating leases.

                To accomplish the efficient use of the company’s space and equipment, it usually is necessary for several segments to share plant, property and equipment assets. Where assets are shared, landlord ownership of the assets is assigned to one segment and is not allocated to each user segment. This is consistent with the company’s management system and is reflected accordingly in the table below. In those cases, there will not be a precise correlation between segment pre-tax income and segment assets.

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

                The Global Financing segment amounts for Interest income and Interest expense reflect the interest income and interest expense associated with the Global Financing business, including the intercompany financing activities discussed on page 51, as well as the income from investment in cash and marketable securities. The explanation of the difference between Cost of Financing and Interest expense for segment presentation versus presentation in the Consolidated Statement of Earnings is included on page 54 of the Management Discussion.

Management System Segment View

	GLOBAL SERVICES SEGMENTS
	GLOBAL	GLOBAL					PERSONAL
($ in millions)	TECHNOLOGY	BUSINESS	SYSTEMS AND			GLOBAL	COMPUTING	TOTAL
FOR THE YEAR ENDED DECEMBER 31:	SERVICES	SERVICES	TECHNOLOGY		SOFTWARE	FINANCING	DIVISION	SEGMENTS
2007:
Assets	$16,157	$7,226	$7,338		$10,042	$37,586	$—	$78,348
Depreciation/amortization of intangibles	1,714	122	894		684	2,034	—	5,448
Capital expenditures/investments in intangibles	1,803	61	840		559	2,432	—	5,694
Interest income	—	—	—		—	2,421	—	2,421
Interest expense	—	—	—		—	966	—	966

2006:
Assets	$14,483	$6,517	$7,437	*	$9,262	$33,945	$—	$71,643	*
Depreciation/amortization of intangibles	1,575	136	1,024		632	1,691	—	5,058
Capital expenditures/investments in intangibles	1,714	43	777		423	2,514	—	5,470
Interest income	—	—	—		—	2,265	—	2,265
Interest expense	—	—	—		—	792	—	792

2005:
Assets	$11,809	$6,229	$7,810	*	$6,485	$31,165	$—	$63,498	*
Depreciation/amortization of intangibles	1,663	160	1,272		672	1,923	17	5,707
Capital expenditures/investments in intangibles	1,635	21	642		389	2,273	18	4,978
Interest income	—	—	—		—	2,183	—	2,183
Interest expense	—	—	—		—	617	—	617

* Reclassified to conform with 2007 presentation

RECONCILIATIONS OF IBM AS REPORTED

($ in millions)
AT DECEMBER 31:	2007	2006*	2005*
Assets:
Total reportable segments	$78,348	$71,643	$63,498
Elimination of internal transactions	(5,964)	(5,347)	(4,503)
Unallocated amounts:
Cash and marketable securities	16,007	10,191	12,381
Notes and accounts receivable	3,639	3,743	3,282
Deferred tax assets	2,664	5,299	3,311
Plant, other property and equipment	3,098	3,091	3,069
Pension assets	17,397	10,614	20,613
Other	5,242	4,001	4,097
Total IBM consolidated	$120,431	$103,234	$105,748

* Reclassified to conform with 2007 presentation.

Revenue by Classes of Similar Products or Services

For the Software, Global Business Services, Global Financing and Personal Computing Division segments, the data on page 117 represents the revenue contributions from the products or services that are contained in the segments and that are basically similar in nature. The following table provides external revenue for similar classes of products or services within the Systems and Technology and Global Technology Services segments. Systems and Technology segment’s Technology original equipment manufacturer (OEM) hardware comprises revenue primarily from the sale of semiconductors. Technology Services comprise Systems and Technology’s circuit design business for its OEM clients, as well as the component design services, strategic outsourcing of clients’ design team work and technology and manufacturing consulting services associated with the Engineering & Technology Services Division. Systems and Technology segment’s Storage comprises revenue from disk storage systems and tape subsystems. The following table is presented on a continuing operations basis.

($ in millions)	CONSOLIDATED
FOR THE YEAR ENDED DECEMBER 31:	2007	2006*	2005*
Global Technology Services:
Services	$29,212	$26,281	$25,633
Maintenance	6,670	5,986	5,868
Software	221	56	—
Systems and Technology:
Servers	$13,348	$13,171	$13,009
Storage	3,738	3,558	3,345
Technology OEM	2,589	2,930	2,391
Retail Store Solutions	872	761	627
Technology Services	383	499	473
Printing Systems	386	1,050	1,136

* Reclassified to conform with 2007 presentation.

Major Clients

No single client represents 10 percent or more of the company’s total revenue.

Geographic Information

The following provides information for those countries that are 10 percent or more of the specific category.

REVENUE*

($ in millions)
FOR THE YEAR ENDED DECEMBER 31:	2007	2006	2005
United States	$36,511	$35,917	$34,951
Japan	9,632	9,638	10,753
Other countries	52,643	45,869	45,430
Total	$98,786	$91,424	$91,134

* Revenues are attributed to countries based on location of client.

NET PLANT, PROPERTY AND EQUIPMENT

($ in millions)
AT DECEMBER 31:	2007	2006	2005
United States	$6,592	$6,708	$6,907
Japan	890	844	922
Other countries	5,365	4,849	4,327
Total	$12,847	$12,401	$12,156

Note W. Subsequent Events

On January 29, 2008, the company announced that the Board of Directors approved a quarterly dividend of $0.40 per common share. The dividend is payable March 10, 2008 to shareholders of record on February 8, 2008.

                On January 29, 2008, IBM International Group Capital LLC, an indirect, wholly owned subsidiary of the company, issued $3.5 billion of 18-month floating rate notes. The proceeds will be utilized to reduce the 364-day bridge loan associated with the 2007 ASR. (See pages 31 and 32 for additional information.)

                On January 31, 2008, the company completed the acquisition of Cognos, Inc., a publicly held company, for approximately $5.0 billion in cash.

                On February 26, 2008, the company announced that the Board of Directors authorized $15 billion in additional funds for use in the company’s common stock repurchase program.

Five-year Comparison of Selected Financial Data

International Business Machines Corporation and Subsidiary Companies

($ in millions except per share amounts)
FOR THE YEAR ENDED DECEMBER 31:	2007	2006	2005	2004	2003
Revenue	$98,786	$91,424	$91,134	$96,293	$89,131
Income from continuing operations	$10,418	$9,416	$7,994	$7,497	$6,588
Income/(loss) from discontinued operations	(00)	76	(24)	(18)	(30)
Income before cumulative effect of change in accounting principle	10,418	9,492	7,970	7,479	6,558
Cumulative effect of change in accounting principle*	—	—	(36)	—	—
Net income	$10,418	$9,492	$7,934	$7,479	$6,558
Earnings/(loss) per share of common stock:
Assuming dilution:
Continuing operations	$7.18	$6.06	$4.91	$4.39	$3.76
Discontinued operations	(0.00)	0.05	(0.01)	(0.01)	(0.02)
Before cumulative effect of change in accounting principle	7.18	6.11	4.90	4.38	3.74
Cumulative effect of change in accounting principle*	—	—	(0.02)	—	—
Total	$7.18	$6.11	$4.87	$4.38	$3.74
Basic:
Continuing operations	$7.32	$6.15	$4.99	$4.48	$3.83
Discontinued operations	(0.00)	0.05	(0.02)	(0.01)	(0.02)
Before cumulative effect of change in accounting principle	7.32	6.20	4.98	4.47	3.81
Cumulative effect of change in accounting principle*	—	—	(0.02)	—	—
Total	$7.32	$6.20	$4.96	$4.47	$3.81
Cash dividends paid on common stock	$2,147	$1,683	$1,250	$1,174	$1,085
Per share of common stock	1.50	1.10	0.78	0.70	0.63
Investment in plant, rental machines and other property	$4,630	$4,362	$3,842	$4,368	$4,398
Return on stockholders’ equity	36.6%	30.8%	24.5%	24.4%	24.5%

AT DECEMBER 31:	2007	2006	2005	2004	2003
Total assets	$120,431	$103,234	$105,748	$111,003	$106,021
Net investment in plant, rental machines and other property	15,081	14,440	13,756	15,175	14,689
Working capital	8,867	4,569	10,509	7,357	7,205
Total debt	35,274	22,682	22,641	22,927	23,632
Stockholders’ equity	28,470	28,506	33,098	31,688	29,531

* Reflects implementation of FASB Interpretation No. 47. See note B, “Accounting Changes,” on page 75 for additional information.

Selected Quarterly Data

International Business Machines Corporation and Subsidiary Companies

($ in millions except per share amounts and stock prices)	FIRST	SECOND	THIRD	FOURTH	FULL
2007:	QUARTER	QUARTER	QUARTER	QUARTER	YEAR
Revenue	$22,029	$23,772	$24,119	$28,866	$98,786
Gross profit	$8,866	$9,938	$9,956	$12,970	$41,729
Income from continuing operations	$1,844	$2,261	$2,362	$3,951	$10,418
(Loss)/earnings from discontinued operations	—	(1)	(1)	1	(00)
Net income	$1,844	$2,260	$2,361	$3,952	$10,418
Earnings/(loss) per share of common stock:
Assuming dilution:
Continuing operations	$1.21	$1.55	$1.68	$2.80	$7.18	*
Discontinued operations	—	(0.00)	(0.00)	0.00	(0.00)
Total	$1.21	$1.55	$1.68	$2.80	$7.18	*
Basic:
Continuing operations	$1.23	$1.57	$1.72	$2.85	$7.32	*
Discontinued operations	—	(0.00)	(0.00)	0.00	(0.00)
Total	$1.23	$1.57	$1.72	$2.86	$7.32	*
Dividends per share of common stock	$0.30	$0.40	$0.40	$0.40	$1.50
Stock prices:**
High	$100.90	$108.04	$118.89	$121.45
Low	88.77	93.92	104.58	99.27

	FIRST	SECOND	THIRD	FOURTH	FULL
2006:	QUARTER	QUARTER	QUARTER	QUARTER	YEAR
Revenue	$20,659	$21,890	$22,617	$26,257	$91,424
Gross profit	$8,088	$9,014	$9,492	$11,701	$38,295
Income from continuing operations	$1,708	$2,022	$2,222	$3,464	$9,416
Income from discontinued operations	—	—	—	76	76
Net income	$1,708	$2,022	$2,222	$3,541	$9,492
Earnings per share of common stock:
Assuming dilution:
Continuing operations	$1.08	$1.30	$1.45	$2.26	$6.06	*
Discontinued operations	—	—	—	0.05	0.05
Total	$1.08	$1.30	$1.45	$2.31	$6.11	*
Basic:
Continuing operations	$1.09	$1.31	$1.47	$2.30	$6.15	*
Discontinued operations	—	—	—	0.05	0.05
Total	$1.09	$1.31	$1.47	$2.35	$6.20	*
Dividends per share of common stock	$0.20	$0.30	$0.30	$0.30	$1.10
Stock prices:**
High	$85.00	$84.45	$83.79	$97.88
Low	78.93	76.07	72.80	81.56

* Earnings Per Share (EPS) in each quarter is computed using the weighted-average number of shares outstanding during that quarter while EPS for the full year is computed using the weighted-average number of shares outstanding during the year. Thus, the sum of the four quarter’s EPS does not equal the full-year EPS.

** The stock prices reflect the high and low prices for IBM’s common stock on the New York Stock Exchange composite tape for the last two years.

Performance Graphs

International Business Machines Corporation and Subsidiary Companies

Comparison of One- Five- and Ten-year Cumulative Total Return for IBM, S&P 500 Stock Index and S&P Information Technology Index

The following graphs compare the one-, five- and ten-year cumulative total returns for IBM common stock with the comparable cumulative return of certain Standard & Poor’s (S&P) indices. Due to the fact that IBM is a company included in the S&P 500 Stock Index, the SEC’s proxy rules require the use of that index for the required five-year graph. Under those rules, the second index used for comparison may be a published industry or line-of-business index.

The S&P Information Technology Index is such an index. IBM is also included in this index.

Each graph assumes $100 invested on December 31 (of the initial year shown in the graph) in IBM common stock and $100 invested on the same date in each of the S&P indices. The comparisons assumes that all dividends are reinvested.

One-year

		2006	2007
•	IBM Common Stock	$100.00	$112.84
•	S & P 500 Index	100.00	105.49
•	S & P Information Technology Index	100.00	116.31

Five-year

		2002	2003	2004	2005	2006	2007
•	IBM Common Stock	$100.00	$120.50	$129.16	$108.71	$130.20	$146.92
•	S & P 500 Index	100.00	128.68	142.69	149.70	173.34	182.87
•	S & P Information Technology Index	100.00	147.22	150.99	152.49	165.32	192.28

Ten-year

		1997	1998	1999	2000	2001	2002	2003	2004	2005	2006	2007
•	IBM Common Stock	$100.00	$177.48	$208.54	$165.07	$236.05	$152.33	$183.55	$196.75	$165.60	$198.33	$223.80
•	S & P 500 Index	100.00	128.58	155.64	141.46	124.65	97.10	124.96	138.55	145.36	168.32	177.57
•	S & P Information Technology Index	100.00	178.14	318.42	188.18	139.50	87.31	128.54	131.83	133.13	144.34	167.88

Board of Directors and Senior Executive Officers

International Business Machines Corporation and Subsidiary Companies

Board of Directors

Cathleen Black	Shirley Ann Jackson	Samuel J. Palmisano
President	President	Chairman, President and
Hearst Magazines	Rensselaer Polytechnic Institute	Chief Executive Officer
IBM

William R. Brody	Minoru Makihara*	Joan E. Spero
President	Senior Corporate Advisor and	President
The Johns Hopkins University	former Chairman	Doris Duke Charitable Foundation
Mitsubishi Corporation

Kenneth I. Chenault	Lucio A. Noto	Sidney Taurel
Chairman and Chief Executive Officer	Managing Partner	Chairman and Chief Executive Officer
American Express Company	Midstream Partners LLC	Eli Lilly and Company

Juergen Dormann*	James W. Owens	Lorenzo H. Zambrano
Chairman	Chairman and Chief Executive Officer	Chairman and
Adecco Management & Consulting S.A.	Caterpillar Inc.	Chief Executive Officer
CEMEX, S.A.B. de C.V.

Michael L. Eskew
Retired Chairman and
Chief Executive Officer
United Parcel Service, Inc.

* Term on the Board ends on April 29, 2008

Senior Executive Officers

Rodney C. Adkins	John E. Kelly III	Virginia M. Rometty
Senior Vice President	Senior Vice President and	Senior Vice President
Development and Manufacturing	Research and Intellectual Property	Global Business Services
Systems and Technology Group

Michael E. Daniels	Mark Loughridge	Linda S. Sanford
Senior Vice President	Senior Vice President and	Senior Vice President
Global Technology Services	Chief Financial Officer	Enterprise On Demand Transformation

Nicholas M. Donofrio	J. Randall MacDonald	Martin J. Schroeter
Executive Vice President	Senior Vice President	Treasurer
Innovation and Technology	Human Resources

Douglas T. Elix	Steven A. Mills	Timothy S. Shaughnessy
Senior Vice President and Group Executive	Senior Vice President and Group Executive	Vice President and Controller
Sales and Distribution	Software Group

Jesse J. Greene, Jr.	Robert W. Moffat, Jr.	Robert C. Weber
Vice President	Senior Vice President	Senior Vice President
Financial Management	Integrated Operations	Legal and Regulatory Affairs, and
General Counsel

J. Bruce Harreld	Daniel E. O’Donnell	William M. Zeitler
Senior Vice President	Vice President,	Senior Vice President and
Marketing and Strategy	Assistant General Counsel and Secretary	Group Executive
Systems and Technology Group

Jon C. Iwata	Samuel J. Palmisano
Senior Vice President	Chairman, President and
Communications	Chief Executive Officer

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

IBM files reports with the Securities and Exchange Commission (SEC), including the annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and any other filings required by the SEC. Certifications by IBM’s Chief Executive Officer and Chief Financial Officer are included as exhibits to the company’s SEC reports (including the company’s Form 10-K filed in 2008), and Certifications by IBM’s Chief Executive Officer are included in the company’s filings with the New York Stock Exchange and the Chicago Stock Exchange (including filings in 2007).

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

Annual Meeting

The IBM Annual Meeting of Stockholders will be held on Tuesday, April 29, 2008, at 10 a.m. in the Ballroom of the Charlotte Convention Center, 501 South College Street, Charlotte, North Carolina.

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

P.O. Box 43072

Providence, Rhode Island 02940-3072

(888) IBM-6700

Investors residing outside the United States, Canada and Puerto Rico should call (781) 575-2727.

The Form 10-K Annual Report and Form 10-Q Quarterly Reports to the SEC provide additional information on IBM’s business. The 10-K report is released by the end of February; 10-Q reports are released by the end of April, July, and October.

An audio cassette recording of the 2007 Annual Report will be available for sight-impaired stockholders in June.

“Global Citizenship” is the theme of the 2007 IBM Corporate Responsibility Report detailing the company’s proactive approach to citizenship as a globally integrated enterprise. The 48-page report presents the results of the company’s innovative societal partnerships and its strategy to address the challenges and opportunities in an increasingly global and networked economy. The report also includes an IBM Key Performance Indicators Chart that compiles corporate responsibility metrics, including energy conservation, recycling, employee volunteerism and supply chain among 16 key indices. It details our results and strategies delivered by more than 350,000 employees across 170 countries worldwide and outlines our progressive approach to community engagement, utilizing our innovative technologies applied against a range of societal challenges from education to health care, disaster relief to environmental sustainability. Further information is also available on IBM's corporate responsibility reporting Website: www.ibm.com/ibm/responsibility.

General Information

For answers to general questions about IBM from within the continental United States, call (800) IBM-4YOU. From outside the United States, Canada and Puerto Rico, call (404) 238-1234.

Corporate Offices

International Business Machines Corporation

New Orchard Road

Armonk, New York 10504

(914) 499-1900

The IBM Annual Report is printed on recycled paper and is recyclable.

BladeCenter, Blue Gene, Domino, FileNet, IBM, Micromuse, Notes, Lotus, Lotus Notes, POWER5+, POWER6, Rational, S/390, System i, System p, System x, System z, Tivoli, WebSphere, are trademarks or registered trademarks of International Business Machines Corporation or its wholly owned subsidiaries. Java is a trademark of Sun Microsystems, Inc. Linux is a trademark of Linus Torvalds. Microsoft is a trademarks of Microsoft Corporation in the United States, other countries, or both. UNIX is a registered trademark of The Open Group in the United States and other countries. Other company, product and service names may be trademarks or service marks of others.

Printed in the U.S.A.            G507-0501-15