Form 10-K, Exhibit 13
period 2008-12-31
INTERNATIONAL BUSINESS MACHINES CORP
filed 2009-02-24
CIK 51143

Report of Financials

INTERNATIONAL BUSINESS MACHINES CORPORATION and Subsidiary Companies

MANAGEMENT DISCUSSION
Road Map	18
Forward-Looking and Cautionary Statements	18
Management Discussion Snapshot	19
Description of Business	20
Year in Review	25
Prior Year in Review	39
Discontinued Operations	44
Other Information	44
Looking Forward	44
Liquidity and Capital Resources	45
Critical Accounting Estimates	48
Currency Rate Fluctuations	51
Market Risk	51
Financing Risks	52
Employees and Related Workforce	52
Global Financing	53

REPORT OF MANAGEMENT	58

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	59

CONSOLIDATED FINANCIAL STATEMENTS
Earnings	60
Financial Position	61
Cash Flows	62
Stockholders’ Equity	63

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
A	Significant Accounting Policies	66
B	Accounting Changes	76
C	Acquisitions/Divestitures	78
D	Fair Value	84
E	Financial Instruments (Excluding Derivatives)	85
F	Inventories	86
G	Financing Receivables	86
H	Plant, Rental Machines and Other Property	86
I	Investments and Sundry Assets	87
J	Intangible Assets Including Goodwill	87
K	Borrowings	88
L	Derivatives and Hedging Transactions	90
M	Other Liabilities	94
N	Stockholders’ Equity Activity	95
O	Contingencies and Commitments	97
P	Taxes	99
Q	Research, Development and Engineering	101
R	Earnings Per Share of Common Stock	102
S	Rental Expense and Lease Commitments	103
T	Stock-Based Compensation	103
U	Retirement-Related Benefits	106
V	Segment Information	116
W	Subsequent Event	119

FIVE-YEAR COMPARISON OF SELECTED FINANCIAL DATA		120

SELECTED QUARTERLY DATA		121

PERFORMANCE GRAPHS		122

BOARD OF DIRECTORS AND SENIOR LEADERSHIP		124

STOCKHOLDER INFORMATION		125

Management Discussion

INTERNATIONAL BUSINESS MACHINES CORPORATION and Subsidiary Companies

Road Map

The financial section of the International Business Machines Corporation (IBM or the company) 2008 Annual Report consists of this Management Discussion, the Consolidated Financial Statements and the Notes to the Consolidated Financial Statements. This Road Map is designed to provide the reader with some perspective regarding the information contained in the financial section.

ORGANIZATION OF INFORMATION

•                  The Management Discussion is designed to provide readers with a narrative on the company’s financial results and certain factors that may affect future prospects from the perspective of the company’s management. The “Management Discussion Snapshot” on pages 19 and 20 presents an overview of the key performance drivers in 2008.

•                  Beginning with the “Year in Review” on page 25, the Management Discussion contains the results of operations for each segment of the business, a discussion of the company’s financial position and cash flows, in addition to other key information and data. It is useful to read the Management Discussion in conjunction with note V, “Segment Information,” on pages 116 to 119.

•                  Global Financing is a reportable segment that is measured as if it were a standalone entity. A separate “Global Financing” section is included beginning on page 53. The information presented in this section is consistent with this separate company view.

•                  The Consolidated Financial Statements are presented on pages 60 through 65. These statements provide an overview of the company’s income and cash flow performance and its financial position.

•                  The notes follow the Consolidated Financial Statements. Among other items, the notes contain the company’s accounting policies (pages 66 to 76), acquisitions and divestitures (pages 78 through 83), detailed information on specific items within the financial statements, certain contingencies and commitments (pages 97 to 99), and retirement-related benefits information (pages 106 to 116).

•                  The reference to “adjusted for currency” in the Management Discussion is made so that certain financial results can be viewed without the impacts of fluctuating foreign currency exchange rates and therefore facilitates a comparative view of business performance. See “Currency Rate Fluctuations” on page 51 for additional information.

•                  Within the financial tables in this Annual Report, certain columns and rows may not add due to the use of rounded numbers for disclosure purposes. Percentages reported in the financial tables throughout this Annual Report are calculated from the underlying whole-dollar numbers.

DISCONTINUED OPERATIONS

On December 31, 2002, the company sold its hard disk drive (HDD) business to Hitachi, Ltd. (Hitachi). The HDD business was accounted for as a discontinued operation under generally accepted accounting principles (GAAP) and therefore, the HDD results of operations and cash flows have been removed from the company’s results of continuing operations and cash flows for all periods presented in this document except 2008, in which there was no activity. See page 44 for additional information.

Forward-Looking and Cautionary Statements

Certain statements contained in this Annual Report may constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements involve a number of risks, uncertainties and other factors that could cause actual results to be materially different, as discussed more fully elsewhere in this Annual Report and in the company’s filings with the Securities and Exchange Commission (SEC), including the company’s 2008 Form 10-K filed on February 24, 2009.

Management Discussion	18
ROAD MAP	18
FORWARD-LOOKING AND CAUTIONARY STATEMENTS	18
MANAGEMENT DISCUSSION SNAPSHOT	19
DESCRIPTION OF BUSINESS	20
YEAR IN REVIEW	25
PRIOR YEAR IN REVIEW	39
DISCONTINUED OPERATIONS	44
OTHER INFORMATION	44
GLOBAL FINANCING	53
Report Of Management	58
Report Of Independent Registered Public Accounting Firm	59
Consolidated Statements	60
Notes	66

Management Discussion Snapshot

($ AND SHARES IN MILLIONS EXCEPT PER SHARE AMOUNTS) For the year ended December 31:	2008	2007	Yr.-to-Yr. Percent/ Margin Change
Revenue	$103,630	$98,786	4.9	%*
Gross profit margin	44.1%	42.2%	1.8	pts.
Total expense and other income	$28,945	$27,240	6.3%
Total expense and other income-to-revenue ratio	27.9%	27.6%	0.4	pts.
Income from continuing operations before income taxes	$16,715	$14,489	15.4%
Provision for income taxes	4,381	4,071	7.6%
Income from continuing operations	$12,334	$10,418	18.4%
Net income	$12,334	$10,418	18.4%
Net income margin	11.9%	10.5%	1.4	pts.
Earnings per share of common stock:
Assuming dilution:
Continuing operations	$8.93	$7.18	24.4%
Discontinued operations	—	(0.00)	NM
Total	$8.93	$7.18	24.4%
Weighted-average shares outstanding:
Assuming dilution	1,381.8	1,450.6	(4.7)%
Assets**	$109,524	$120,431	(9.1)%
Liabilities**	$96,058	$91,962	4.5%
Equity**	$13,465	$28,470	(52.7)%

*    2.3 percent adjusted for currency.

** At December 31.

NM—Not meaningful

CONTINUING OPERATIONS

In 2008, the company performed extremely well in a difficult economic environment, delivering record levels of revenue, pre-tax profit, earnings per share and cash flow from operations. The financial performance reflected the continuing strength of the company’s global model and the results of the ongoing transformation of the business. The key elements of the company’s transformation include:

•                  A continuing shift to higher value businesses;

•                  Investing for growth in the emerging markets;

•                  Global integration;

•                  Investing in innovation; and

•                  Ongoing productivity resulting in higher profit margins.

Overall, the company capitalized on the opportunities in the global economies, generating approximately 65 percent of its revenue outside the United States (U.S), in delivering full year growth of 4.9 percent (2 percent adjusted for currency). Revenue increased in all geographies, both on an as reported basis and adjusted for currency — the revenue performance, adjusted for currency, was stable throughout the year as the company focused on solutions that meet clients’ needs. Revenue from the company’s growth markets organization increased 9.8 percent (10 percent adjusted for currency). In these markets, where the growth is driven by the infrastructure build-out, the company invested aggressively to capture these opportunities. For the full year and in the fourth quarter, growth in these markets, adjusted for currency, was 8 points greater than the major markets.

Gross profit margins improved, reflecting the shift to higher value businesses, pricing for value and the continued focus on productivity and cost management. Pre-tax income from continuing operations grew 15.4 percent and net income from continuing operations increased 18.4 percent reflecting an improvement in the company’s tax rate. Diluted earnings per share improved 24.4 percent reflecting the strong growth in net income and the benefits of the common stock repurchase program. In 2008, the company repurchased approximately 90 million shares of its common stock.

The increase in 2008 revenue was primarily due to:

•                  Continued strong performance from Global Technology Services and Global Business Services with growth in all business lines and geographic units;

•                  Continued strong demand in the Software business, driven by Key Branded Middleware products, with strong contributions from strategic acquisitions; and

•                  Continued strength in the growth markets.

The increase in income from continuing operations before income taxes in 2008 was primarily due to the revenue growth and gross profit margin improvements in the Global Services and Software segments.

The consolidated gross profit margin increased 1.8 points versus 2007 to 44.1 percent. Gross margin performance by segment and the impact to the consolidated gross margin was as follows:

	Gross Margin	Yr.-to-Yr. Change		Consolidated Impact
Global Technology Services	32.6%	2.7	pts.	0.8	pts.
Global Business Services	26.7%	3.2	pts.	0.5	pts.
Software	85.4%	0.2	pts.	0.5	pts.
Systems & Technology	38.1%	(1.7	)pts.	(0.2	)pts.
Global Financing	51.3%	4.6	pts.	0.1	pts.

Total expense and other income increased 6.3 percent in 2008 versus 2007. The year-to-year drivers were approximately:

•                  Operational expense, -1 point

•                  Acquisitions, +5 points

•                  Currency, +2 points

The effective tax rate for 2008 was 26.2 percent, compared with 28.1 percent in 2007. The decrease in the tax rate was primarily due to increased utilization of tax credits.

At December 31, 2008, the company’s balance sheet and liquidity positions remained strong. Cash on hand was $12,741 million. Total debt decreased $1,349 million year to year, and the company generated $18,812 million in operating cash flow in 2008. The company has consistently generated strong cash flow from operations and also continues to have access to additional sources of liquidity through the capital markets and its global credit facility.

Key drivers in the company’s balance sheet and total cash flows are highlighted below.

Total assets decreased $10,907 million ($5,854 million adjusted for currency) primarily due to decreases in cash and cash equivalents ($2,250 million), prepaid pension assets ($15,816 million), short-term marketable securities ($989 million) and total financing receivables ($1,233 million). These decreases were partially offset by increases in long-term deferred taxes ($5,757 million), goodwill ($3,941 million) and intangible assets ($771 million).

Total liabilities increased $4,097 million ($5,275 million adjusted for currency) driven primarily by increases in retirement and non-pension postretirement benefit obligations ($5,871 million) and total deferred income ($547 million), partially offset by decreases in total debt ($1,349 million) and accounts payable ($1,041 million).

Stockholders’ equity of $13,465 million decreased $15,004 million versus 2007. Net income of $12,334 million was offset by the effects of pension remeasurements and other retirement-related items ($14,856 million), common/treasury stock activity ($6,322 million), dividends ($2,585 million) and equity translation adjustments ($3,552 million).

The company generated $18,812 million in cash flow provided by operating activities, an increase of $2,718 million, compared to 2007, primarily driven by increased net income ($1,916 million). Net cash used in investing activities of $9,285 million was $4,611 million higher than 2007, primarily due to increased spending for acquisitions ($5,304 million). Net cash used in financing activities of $11,834 million increased $7,095 million primarily due to debt transactions ($14,556 million), partially offset by lower common stock repurchases ($8,249 million) in 2008 versus 2007.

Total Global Services signings increased 2 percent to $57,182 million ($49,738 million adjusted for currency, flat versus 2007). Short-term signings were $26,831 million, an increase of 8 percent year to year (5 percent adjusted for currency), while long-term signings were $30,351 million, a decrease of 3 percent (5 percent adjusted for currency). The estimated Global Services backlog, adjusted for currency, was $117 billion at December 31, 2008, down $2 billion versus the December 31, 2007 balance.

For additional information and details, see the “Year in Review” section on pages 25 to 39.

Description of Business

Please refer to IBM’s Annual Report on Form 10-K filed with the SEC on February 24, 2009 for a more detailed version of this Description of Business, especially Item 1A. entitled “Risk Factors.”

The company creates business value for clients and solves business problems through integrated solutions that leverage information technology and deep knowledge of business processes. IBM solutions typically create value by reducing a client’s operational costs or by enabling new capabilities that generate revenue. These solutions draw from an industry leading portfolio of consulting, delivery and implementation services, enterprise software, systems and financing.

STRATEGY

In IBM’s view, today’s networked economy has created a global business landscape and a mandate for business change. It also opens the opportunity to upgrade the efficiency and effectiveness of the global infrastructure through embedded information technology — what IBM calls a “smarter planet.” Smart airports, smart highways, smart supply chains are all possible. IBM is working with clients and governments around the world to explore these opportunities and implement new ideas.

Integrated global economies have opened markets of new opportunity and new sources of skills. The Internet has enabled communication and collaboration across the world and brought with it a new computing model premised on continuous global connection. In that landscape, companies can distribute work and technology anywhere in the world. IBM continues to adjust its footprint toward emerging geographies, tapping their higher growth, providing the technology infrastructure they need and taking advantage of the talent pools they provide to better service the company’s clients.

Management Discussion	18
ROAD MAP	18
FORWARD-LOOKING AND CAUTIONARY STATEMENTS	18
MANAGEMENT DISCUSSION SNAPSHOT	19
DESCRIPTION OF BUSINESS	20
YEAR IN REVIEW	25
PRIOR YEAR IN REVIEW	39
DISCONTINUED OPERATIONS	44
OTHER INFORMATION	44
GLOBAL FINANCING	53
Report Of Management	58
Report Of Independent Registered Public Accounting Firm	59
Consolidated Statements	60
Notes	66

At the same time, the current economic crisis increases the pressure on both businesses and governments around the world to adapt. The needs for additional transparency, security and efficiencies are clear.

Given these opportunities and economic challenges, IBM is working with its clients to develop new business designs and technical architectures that allow their businesses the flexibility required to compete in this new landscape. IBM’s strategy addresses this new era and delivers value to its clients through three strategic priorities:

Focus on Open Technologies and High-Value Solutions

A new computing model has emerged, replacing the PC-based, client/server approach. This new model is networked, modular, open and represents a fundamental shift in the technology requirements of the company’s clients. IBM is well positioned to provide its enterprise clients the open technologies and high-value solutions they will need to compete.

•                  IBM is leveraging its leadership position in the convergence of software and services, in service oriented architecture (SOA), in virtualization, in business intelligence and analytics, in open and modular information technology (IT) — continuing its shift from commoditizing segments to higher value segments with better profit opportunity.

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

•                  The company has an extensive set of global assets and capabilities it is applying to improve services profitability, both for its clients and for itself.

Become the Premier Globally Integrated Enterprise

As global networks and technology capabilities change business economics, legacy business designs can quickly become noncompetitive. IBM believes a globally integrated enterprise, designed for this new landscape, can compete effectively and will benefit from the opportunities offered.

•                  To reshape its business for the global economy, IBM has replaced vertical hierarchies with horizontally integrated teams.

•                  Across the business, the company has made significant investments in emerging markets, taking core processes and functions that were once managed regionally and shifting them to a globally integrated model.

Looking forward, IBM is confident it understands the economic shift of globalization, the evolution of the new computing model and the powerful role of innovation in this new landscape. Its unique capabilities are well adapted to help the company’s clients innovate and compete effectively in this new environment.

BUSINESS MODEL

The company’s business model is built to support two principal goals: helping clients succeed in delivering business value by becoming more innovative, efficient and competitive through the use of business insight and IT solutions; and, providing long-term value to shareholders. The business model has been developed over time through strategic investments in capabilities and technologies that have the best long-term growth and profitability prospects based on the value they deliver to clients.

The company’s global capabilities include services, software, hardware, fundamental research and related financing. The broad mix of businesses and capabilities are combined to provide business insight and solutions for the company’s clients.

The business model is flexible, adapting to the continuously changing market and economic environment. The company has divested commoditizing businesses like personal computers and hard disk drives, and strengthened its position through strategic investments and acquisitions in higher value segments like business intelligence and analytics, virtualization and green solutions. In addition, the company has transformed itself into a globally integrated enterprise which has improved overall productivity and is driving investment and participation in the world’s fastest growing markets. As a result, the company is a higher performing enterprise today than it was several years ago.

The business model, supported by the company’s long-term financial model, has enabled the company to deliver consistently strong earnings, cash flows and returns on invested capital in changing economic environments.

BUSINESS SEGMENTS AND CAPABILITIES

The company’s major operations are comprised of: a Global Technology Services segment; a Global Business Services segment; a Software segment; a Systems and Technology segment; and a Global Financing segment.

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

Global Technology Services (GTS) primarily provides IT infrastructure services and business process services, delivering business value through the company’s global scale, standardization and automation.

GTS CAPABILITIES

Strategic Outsourcing Services. Comprehensive IT services integrated with business insight working with clients to reduce costs and improve productivity through the outsourcing of processes and operations.

Integrated Technology Services. Services offerings that help clients access, manage and support their technology infrastructures, through a combination of skilled resources, software and IBM’s knowledge of business processes. The portfolio includes Service Product Lines which complement hardware from Systems and Technology and software offerings from the Software business.

Business Transformation Outsourcing. A range of offerings from standardized processing platforms and Business Process Outsourcing through transformational offerings that deliver improved business results to clients through the strategic change and/or operation of the client’s business processes, applications and infrastructure.

Maintenance. A number of support services from product maintenance through solution support to maintain and improve the availability of clients’ IT infrastructure.

Global Business Services (GBS) primarily provides professional services and application outsourcing services, delivering business value and innovation to clients through solutions which leverage industry- and business-process expertise.

GBS CAPABILITIES

Consulting and Systems Integration. Delivery of value to clients through consulting services for client-relationship management, financial management, human-capital management, business strategy and change, and supply-chain management.

Application Management Services. Application development, management, maintenance and support services for packaged software, as well as custom and legacy applications. Value is delivered through the company’s global resource capabilities, industry knowledge and the standardization and automation of application development.

Software consists primarily of middleware and operating systems software. Middleware software enables clients to integrate systems, processes and applications across a standard software platform. IBM middleware is designed to open standards which allows the efficient integration of disparate client applications that may have been built internally, or provided by packaged software vendors or system integrators. Operating systems are the software engines that run computers. Approximately two-thirds of external software segment revenue is annuity-based, coming from recurring license charges and ongoing subscription and support from one-time charge (OTC) arrangements. The remaining one-third of external revenue relates to OTC arrangements, in which the client pays one up-front payment for a perpetual license. Typically, arrangements for the sale of OTC software include one year of maintenance. The client can also purchase ongoing maintenance after the first year, which includes product upgrades and technical support.

SOFTWARE CAPABILITIES

WebSphere Software. Management of a wide variety of business processes using open standards to interconnect applications, data and operating systems. Provides the foundation for Web-enabled applications and is a key product set in deploying a SOA.

Information Management Software. Advanced database, content management, information integration and business intelligence software that helps companies integrate, manage and gain value from their business information.

Tivoli Software. Software for infrastructure management, including security and storage management that will help organizations better manage their IT infrastructure to more effectively deliver IT services.

Lotus Software. Collaboration, messaging and social networking software that enables businesses to communicate, collaborate and increase productivity.

Management Discussion	18
ROAD MAP	18
FORWARD-LOOKING AND CAUTIONARY STATEMENTS	18
MANAGEMENT DISCUSSION SNAPSHOT	19
DESCRIPTION OF BUSINESS	20
YEAR IN REVIEW	25
PRIOR YEAR IN REVIEW	39
DISCONTINUED OPERATIONS	44
OTHER INFORMATION	44
GLOBAL FINANCING	53
Report Of Management	58
Report Of Independent Registered Public Accounting Firm	59
Consolidated Statements	60
Notes	66

Rational Software. Software tools that help clients manage their software development processes and capabilities. With the acquisition of Telelogic in 2008, Rational software supports software development for both IT solutions and embedded system solutions.

Operating Systems. Software that manages the fundamental processes that make computers run.

Systems and Technology provides clients with business solutions requiring advanced computing power and storage capabilities. Approximately 55 percent of Systems and Technology’s server and storage sales transactions are through the company’s business partners; approximately 45 percent are direct to end-user clients. In addition, Systems and Technology provides leading semiconductor technology and products, packaging solutions and engineering technology services to clients and for IBM’s own advanced technology needs.

SYSTEMS AND TECHNOLOGY CAPABILITIES

Servers. IBM systems, which are typically connected to a network and provide the required infrastructure for business. These systems use both IBM and non-IBM operating systems, and all IBM servers can also run Linux, a key open source operating system. (System z, legacy System i, converged System p and System x).

Storage. Information infrastructure products and solutions, which address critical client requirements for information retention and archiving, availability and virtualization, and security and compliance. The portfolio consists of a broad range of disk and tape storage systems and software.

Microelectronics. Semiconductor design and manufacturing primarily for use in IBM systems and for sale to external clients (OEM).

Retail Store Solutions. Point-of-sale retail systems (network connected cash registers) as well as solutions which connect them to other store systems.

Global Financing is described on pages 53 through 57.

GLOBAL FINANCING CAPABILITIES

Client Financing. Lease and loan financing to end users and internal clients for terms generally between two and seven years.

Commercial Financing. Short-term inventory and accounts receivable financing to dealers and remarketers of IT products.

Remarketing. The sale and lease of used equipment (primarily sourced from the conclusion of lease transactions) to new or existing clients.

IBM WORLDWIDE ORGANIZATIONS

The following worldwide organizations play key roles in IBM’s delivery of value to its clients:

•                  Sales and Distribution

•                  Research, Development and Intellectual Property

•                  Integrated Supply Chain

•                  Integrated Technology Delivery

•                  Business Process Delivery

Sales and Distribution

IBM has a significant global presence, operating in over 170 countries, with an increasingly broad-based geographic distribution of revenue. The company’s Sales and Distribution organization manages a strong global footprint, with dedicated country based operating units focused on delivering client value. Within these units, client relationship professionals work with integrated teams of consultants, product specialists and delivery fulfillment teams to improve clients’ business performance. These teams deliver value by understanding the clients’ business and needs, and then bring together capabilities from across IBM and an extensive network of Business Partners to develop and implement solutions.

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

In 2008, the company implemented a new growth markets organization to increase its focus on the emerging markets of Brazil, Russia, India and China and the additional opportunities around the world that have market growth rates greater than the global average — countries within Southeast Asia, Eastern Europe, the Middle East and Latin America. The company’s major markets include the United States, Canada, the U.K., France, Germany, Italy, Japan, Denmark, Sweden, Switzerland, Austria, Belgium, Finland, Greece, Ireland, the Netherlands, Portugal, Cyprus, Norway, Israel, Spain, the Bahamas and the Caribbean region.

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

•      Distribution: Consumer Products, Retail, Travel and Transportation

•      Communications: Telecommunications, Media and Entertainment, Energy and Utilities

•      Small and Medium Business: Mainly companies with less than 1,000 employees

Research, Development and Intellectual Property

IBM’s research and development (R&D) operations differentiate the company from its competitors. IBM annually spends approximately $6 billion for R&D, focusing its investments on high-growth, high-value opportunities. As a result of innovations in these and other areas, IBM was once again awarded more U.S. patents in 2008 than any other company, the first company to achieve over 4,000 patents in a year. The company will continue to actively seek intellectual property protection for its innovations, while increasing emphasis on other initiatives designed to leverage its intellectual property leadership and promote innovation.

In addition to producing world-class hardware and software products, IBM innovations are also a major differentiator in providing solutions for the company’s clients through its services businesses. The company’s investments in R&D also result in intellectual property (IP) income of approximately $1 billion annually. Some of IBM’s technological breakthroughs are used exclusively in IBM products, while others are licensed and may be used in either/both IBM products and/or the products of the licensee. While the company’s various proprietary intellectual property rights are important to its success, IBM believes its business as a whole is not materially dependent on any particular patent or license, or any particular group of patents or licenses. IBM owns or is licensed under a number of patents, which vary in duration, relating to its products. Licenses under patents owned by IBM have been and are being granted to others under reasonable terms and conditions.

Integrated Supply Chain

Consistent with the company’s work with clients to transform their supply chains for greater efficiency and responsiveness to global market conditions, the company continues to derive business value from its own globally integrated supply chain, which provides a strategic advantage for the company to create value for clients. IBM leverages its supply-chain expertise for clients through its supply-chain business transformation outsourcing service to optimize and help operate clients’ end-to-end supply-chain processes, from procurement to logistics.

IBM spends approximately $38 billion annually through its supply chain, procuring materials and services globally. The supply, manufacturing and logistics and customer fulfillment operations are integrated in one operating unit that has optimized inventories over time, improved response to marketplace opportunities and external risks and converted fixed costs to variable costs. Simplifying and streamlining internal processes has improved operations, sales force productivity and processes, and these actions have improved client satisfaction.

Integrated Technology Delivery

Integrated Technology Delivery (ITD) combines all of the worldwide service delivery capabilities for Strategic Outsourcing with strong local and regional management teams supported by a set of global competencies. ITD leverages the company’s global scale and advanced technology to deliver standardized solutions that are automated, repeatable and globally integrated. Clients gain cost advantages, access to industry-leading skills and IBM’s scale and overall flexibility. ITD manages the world’s largest privately-owned IT infrastructure with employees in over 40 countries supporting over 450 data centers.

Business Process Delivery

Business Process Delivery (BPD) provides highly efficient, world-class delivery capabilities in IBM’s business process delivery operations, which include Business Transformation Outsourcing, Business Process Outsourcing and Business Process Services. BPD has employees and delivery centers in over 40 countries worldwide.

Management Discussion	18
ROAD MAP	18
FORWARD-LOOKING AND CAUTIONARY STATEMENTS	18
MANAGEMENT DISCUSSION SNAPSHOT	19
DESCRIPTION OF BUSINESS	20
YEAR IN REVIEW	25
PRIOR YEAR IN REVIEW	39
DISCONTINUED OPERATIONS	44
OTHER INFORMATION	44
GLOBAL FINANCING	53
Report Of Management	58
Report Of Independent Registered Public Accounting Firm	59
Consolidated Statements	60
Notes	66

Year in Review

RESULTS OF CONTINUING OPERATIONS

Segment Details

The following is an analysis of the 2008 versus 2007 reportable segment results. The analysis of 2007 versus 2006 reportable segment results is on pages 39 to 42.

The following table presents each reportable segment’s external revenue and gross margin results.

($ IN MILLIONS) For the year ended December 31:	2008	2007	Yr.-to-Yr. Percent/ Margin Change		Yr.-to-Yr. Percent Change Adjusted for Currency
Revenue:
Global Technology Services	$39,264	$36,103	8.8%		5.8%
Gross margin	32.6%	29.9%	2.7	pts.
Global Business Services	19,628	18,041	8.8%		5.1%
Gross margin	26.7%	23.5%	3.2	pts.
Software	22,089	19,982	10.5%		8.2%
Gross margin	85.4%	85.2%	0.2	pts.
Systems and Technology	19,287	21,317	(9.5)%		(10.8)%
Gross margin	38.1%	39.7%	(1.7	)pts.
Global Financing	2,559	2,502	2.3%		0.3%
Gross margin	51.3%	46.7%	4.6	pts.
Other	803	842	(4.6)%		(5.9)%
Gross margin	13.4%	4.4%	9.1	pts.
TOTAL REVENUE	$103,630	$98,786	4.9%		2.3%
Gross profit	$45,661	$41,729	9.4%
Gross margin	44.1%	42.2%	1.8	pts.

The following table presents each reportable segment’s external revenue as a percentage of total segment revenue and each reportable segment’s pre-tax income as a percentage of total segment pre-tax income.

	Revenue		Pre-tax Income*
For the year ended December 31:	2008	2007	2008	2007
Global Technology Services	38.2%	36.9%	26.3%	23.5%
Global Business Services	19.1	18.4	15.3	13.6
Total Global Services	57.3	55.3	41.6	37.1
Software	21.5	20.4	40.4	39.6
Systems and Technology	18.8	21.8	8.8	14.2
Global Financing	2.5	2.6	9.2	9.1
TOTAL	100.0%	100.0%	100.0%	100.0%

*   Segment pre-tax income includes transactions between segments that are intended to reflect an arm’s-length transfer price.

In 2008, Global Services and Software increased as a percentage of total segment revenue and total segment pre-tax income. Global Services increased its revenue and profit contribution by 2.0 points and 4.5 points, respectively, while the Software business increased by 1.1 points and 0.8 points, respectively. These improvements reflect the company’s portfolio actions and targeted investment strategies — both aimed at market segments that present the best long-term opportunities.

Global Services

The Global Services segments, Global Technology Services (GTS) and Global Business Services (GBS), had combined revenue of $58,891 million, an increase of 8.8 percent (6 percent adjusted for currency) in 2008 when compared to 2007. Revenue performance was broad based across the segments, lines of business and geographic units, driven primarily by a strong annuity base and growth in short-term signings.

In 2008, total Global Services signings increased 2 percent year to year to $57,182 million ($49,738 million adjusted for currency, flat year to year). Short-term signings were $26,831 million, an increase of 8 percent (5 percent adjusted for currency) versus 2007. Short-term signings increased in both the growth markets and the major markets. Long-term signings were $30,351 million, a decrease of 3 percent (5 percent adjusted for currency) compared to 2007. Long-term signings declined in both the major and growth markets. The total Global Services backlog decreased $2 billion from the prior year to an estimated $117 billion at December 31, 2008.

The Global Services segments leveraged very strong margin performance and delivered combined pre-tax profit of $7,288 million in 2008, an improvement of 29.6 percent versus 2007. The services business contributed approximately 42 percent of the company’s segment pre-tax profit in 2008. Through its transformation initiatives, the Global Services business has focused on higher value offerings with a more flexible labor model that can adapt to changing market environments.

($ IN MILLIONS) For the year ended December 31:	2008	2007	Yr.-to-Yr. Change
GLOBAL SERVICES REVENUE:	$58,891	$54,144	8.8%
Global Technology Services	$39,264	$36,103	8.8%
Strategic Outsourcing	20,183	18,701	7.9
Integrated Technology Services	9,283	8,438	10.0
Business Transformation Outsourcing	2,550	2,294	11.2
Maintenance	7,250	6,670	8.7
Global Business Services	$19,628	$18,041	8.8%

Global Technology Services revenue increased 8.8 percent (6 percent adjusted for currency) in 2008 versus 2007 with strong performance across all lines of business. Total signings in GTS increased 1 percent (flat adjusted for currency) led by short-term signings growth of 5 percent (4 percent adjusted for currency). Long-term signings decreased 1 percent (2 percent adjusted for currency).

Strategic Outsourcing (SO) revenue was up 7.9 percent (5 percent adjusted for currency) with growth in all geographies, driven by prior year’s signings and continued growth in the base accounts. SO signings in 2008 increased 3 percent (1 percent adjusted for currency) when compared to 2007. Signings were very strong in the fourth quarter (up 20 percent), as clients focused on the value of the SO offerings in the current environment. The initiatives around standardization, global integration and improved efficiency are driving improvements in quality and customer satisfaction which are reflected in the signings performance and in improved profitability.

Information Technology Services (ITS) revenue increased 10.0 percent (7 percent adjusted for currency) in 2008 versus 2007 led by growth in key infrastructure offerings such as Green Data Center and Converged Communications. ITS infrastructure offerings deliver high-value, standardized, asset-based services that leverage the company’s services, hardware and software capabilities, providing clients end-to-end solutions and processes that transform their businesses. ITS signings increased 5 percent (4 percent adjusted for currency) in 2008.

Business Transformation Outsourcing (BTO) revenue increased 11.2 percent (12 percent adjusted for currency) with growth in all geographies, led by Asia Pacific. The Daksh business, which is focused on business process outsourcing, delivered strong growth. BTO signings decreased 18 percent (14 percent adjusted for currency) in 2008 compared to 2007.

Maintenance revenue increased 8.7 percent (5 percent adjusted for currency) with growth in availability services on both IBM and non-IBM IT equipment.

Global Business Services revenue increased 8.8 percent (5 percent adjusted for currency) in 2008, with balanced growth across all three geographies. Revenue performance was led by growth in Application Management Services (12.5 percent) and Core Consulting (6.1 percent). Total signings in GBS increased 2 percent (decreased 1 percent adjusted for currency), led by a 10 percent (6 percent adjusted for currency) growth in short-term signings. Short-term signings growth was driven by offerings that enable clients to reduce cost and conserve capital. In the second half of the year, signings for transformational and compliance offerings also increased. Long-term signings decreased 14 percent (16 percent adjusted for currency) year over year.

Management Discussion	18
ROAD MAP	18
FORWARD-LOOKING AND CAUTIONARY STATEMENTS	18
MANAGEMENT DISCUSSION SNAPSHOT	19
DESCRIPTION OF BUSINESS	20
YEAR IN REVIEW	25
PRIOR YEAR IN REVIEW	39
DISCONTINUED OPERATIONS	44
OTHER INFORMATION	44
GLOBAL FINANCING	53
Report Of Management	58
Report Of Independent Registered Public Accounting Firm	59
Consolidated Statements	60
Notes	66

($ IN MILLIONS) For the year ended December 31:	2008	2007	Yr.-to-Yr. Change
GLOBAL SERVICES GROSS PROFIT:
Global Technology Services:
Gross profit	$12,802	$10,800	18.5%
Gross profit margin	32.6%	29.9%	2.7	pts.
Global Business Services:
Gross profit	$5,238	$4,240	23.5%
Gross profit margin	26.7%	23.5%	3.2	pts.

GTS gross profit increased 18.5 percent compared to 2007, with gross profit margin improving 2.7 points. All lines of business delivered gross margin expansion year over year driven by a combination of a mix to higher value offerings and an improved cost structure. Segment pre-tax profit increased 29.5 percent to $4,607 million with a pre-tax margin of 11.3 percent, an increase of 1.9 points versus 2007. GTS has delivered six consecutive quarters of double-digit pre-tax profit growth. The margin improvement was driven primarily by a delivery structure that maximizes utilization and flexibility, a mix to higher value offerings, lower retirement-related costs and improved productivity.

GBS gross profit increased 23.5 percent to $5,238 million in 2008 when compared to 2007, and the gross profit margin improved 3.2 points. Segment pre-tax profit increased 29.9 percent to $2,681 million with a pre-tax margin of 13.0 percent, an improvement of 2.2 points year over year. This was the third straight year of profit growth greater than 20 percent in GBS and demonstrates the results of a strong operating discipline and the benefits of a globally integrated operating model. The margin expansion was driven by improved utilization, cost and expense management, stable pricing and lower retirement-related costs.

Global Services Signings

The tables below present Global Services signings as reported and adjusted for currency. Signings at actual currency rates provide investors a better view of how these signings will convert to services revenue and provide better comparability to other companies in the industry who report signings using actual rates.

At Actual Currency Rates

($ IN MILLIONS) For the year ended December 31:	2008	2007	Yr.-to-Yr. Change
GLOBAL TECHNOLOGY SERVICES SIGNINGS:
Long term	$24,446	$24,576	(0.5)%
Short term	10,247	9,776	4.8
TOTAL	$34,693	$34,352	1.0%
GLOBAL BUSINESS SERVICES SIGNINGS:
Long term	$5,905	$6,847	(13.8)%
Short term	16,584	15,094	9.9
TOTAL	$22,488	$21,941	2.5%

Adjusted for Currency

($ IN MILLIONS) For the year ended December 31:	2008	2007	Yr.-to-Yr. Change
GLOBAL TECHNOLOGY SERVICES SIGNINGS:
Long term	$21,220	$21,550	(1.5)%
Short term	8,920	8,604	3.7
TOTAL	$30,141	$30,154	0.0%
GLOBAL BUSINESS SERVICES SIGNINGS:
Long term	$5,333	$6,330	(15.8)%
Short term	14,264	13,411	6.4
TOTAL	$19,597	$19,741	(0.7)%

Global Services signings are management’s initial estimate of the revenue value of a client’s commitment under a Global Services contract. Signings are used by management to assess period performance of Global Services management. There are no third-party standards or requirements governing the calculation of signings. The calculation used by management includes an approximation of currency and involves estimates and judgments to gauge the extent of a client’s commitment, including the type and duration of the agreement, and the presence of termination charges or wind-down costs. For example, for long-term contracts that require significant up-front investment by the company, the portions of these contracts that constitute a signing are those periods in which there is a significant economic impact on the client if the commitment is not achieved, usually through a termination charge or the client incurring significant wind-down costs as a result of the termination. For short-term contracts that do not require significant upfront investments, a signing is usually equal to the full contract revenue value. Long-term contracts represent SO and BTO contracts as well as GBS contracts with the U.S. Federal government and its agencies and Application Management Services (AMS) for custom and legacy applications. Short-term contracts represent the remaining GBS offerings of Consulting and Systems Integration, AMS for packaged applications and ITS contracts.

Signings include SO, BTO, ITS and GBS contracts. Contract extensions and increases in scope are treated as signings only to the extent of the incremental new revenue value. Maintenance is not included in signings as maintenance contracts tend to be more steady state, where revenues equal renewals.

Backlog includes SO, BTO, ITS, GBS and Maintenance. Backlog is intended to be a statement of overall work under contract and therefore does include Maintenance. Backlog estimates are subject to change and are affected by several factors, including terminations, changes in the scope of contracts, periodic revalidations, adjustments for revenue not materialized and currency assumptions used to approximate constant currency.

Contract portfolios purchased in an acquisition are treated as positive backlog adjustments provided those contracts meet the company’s requirements for initial signings. A new signing will be recognized if a new services agreement is signed incidental or coincidental to an acquisition or divestiture.

SOFTWARE

($ IN MILLIONS) For the year ended December 31:	2008	2007	Yr.-to-Yr. Change
SOFTWARE REVENUE:	$22,089	$19,982	10.5%
Middleware	$17,305	$15,505	11.6%
Key Branded Middleware	12,383	10,827	14.4
WebSphere Family			6.2
Information Management			24.5
Lotus			10.4
Tivoli			2.9
Rational			13.2
Other middleware	4,922	4,678	5.2
Operating systems	2,337	2,319	0.8
Product Lifecycle Management	960	1,051	(8.6)
Other	1,488	1,107	34.4

Software segment revenue of $22,089 million increased 10.5 percent (8 percent adjusted for currency) in 2008 led by growth in the Key Branded Middleware products and strong contributions from the annuity base and acquisitions. Clients continue to embed the company’s software in the fabric of their IT infrastructures.

Key Branded Middleware revenue increased 14.4 percent (12 percent adjusted for currency) and represented 56 percent of total Software segment revenue, an increase of 2 points from 2007. When adjusted for currency, growth in 2008 was led by Information Management, Rational and Lotus. Strategic acquisitions, including Cognos and Telelogic, have extended the segment’s middleware capabilities.

WebSphere Family revenue increased 6.2 percent (5 percent adjusted for currency) in 2008 and was led by growth in WebSphere Application Servers and WebSphere Business Integration software. In December 2008, the company completed the acquisition of ILOG, whose products help customers improve business decisions with optimization, visualization and business rules software. The WebSphere products provide the foundation for Web-enabled applications and are a key product set in deploying a client’s SOA. Information Management revenue increased 24.5 percent (22 percent adjusted for currency) in 2008 versus the prior year, reflecting contribution from Cognos and strong demand for the distributed relational database products. Cognos’ performance management solution helps customers improve decision-making across the enterprise to optimize business performance.

Lotus revenue increased 10.4 percent (8 percent adjusted for currency) in 2008 led by growth in Lotus Notes products as customers continue to invest to improve their workforce efficiency. Lotus software is well established as a tool for providing improved workplace collaboration and productivity.

Tivoli revenue increased 2.9 percent (2 percent adjusted for currency) in 2008 when compared to 2007. Revenue performance was led by growth in Tivoli Security and Storage Management products. Tivoli software provides the advanced capabilities required to run large mission-critical environments. This includes security and storage software which helps customers improve utilization and reduce costs.

Rational revenue increased 13.2 percent (12 percent adjusted for currency) in 2008 driven primarily by Telelogic contributions. Telelogic’s suite of system programming tools complements Rational’s IT tool set, providing a common framework for software and systems delivery across a client’s enterprise.

Revenue from Other middleware products increased 5.2 percent (3 percent adjusted for currency) in 2008 versus the prior year. This software product set includes more mature products which provide a more stable flow of revenue.

Other software segment revenue increased 34.4 percent (31 percent adjusted for currency) versus 2007 reflecting continued growth in software-related services.

($ IN MILLIONS) For the year ended December 31:	2008	2007	Yr.-to-Yr. Change
SOFTWARE GROSS PROFIT:
Gross profit	$18,859	$17,015	10.8%
Gross profit margin	85.4%	85.2%	0.2	pts.

Software segment gross profit increased 10.8 percent to $18,859 million in 2008, driven primarily by the strong revenue growth. The large annuity base of this business continues to provide a predictable and growing profit stream. Gross profit margin was 85.4 percent in 2008, an increase of 0.2 points versus 2007. The company has been investing significantly in the software business with good results. The Software segment contributed $7,075 million of pre-tax profit in 2008, an increase of 17.9 percent versus 2007 while successfully integrating Cognos and Telelogic. Software contributed approximately 40 percent of the company’s segment pre-tax profit in 2008. The segment pre-tax profit margin increased 1.7 points to 28.5 percent. The pre-tax income and margin improvements have been driven primarily by revenue growth and increasing operational efficiencies.

Management Discussion	18
ROAD MAP	18
FORWARD-LOOKING AND CAUTIONARY STATEMENTS	18
MANAGEMENT DISCUSSION SNAPSHOT	19
DESCRIPTION OF BUSINESS	20
YEAR IN REVIEW	25
PRIOR YEAR IN REVIEW	39
DISCONTINUED OPERATIONS	44
OTHER INFORMATION	44
GLOBAL FINANCING	53
Report Of Management	58
Report Of Independent Registered Public Accounting Firm	59
Consolidated Statements	60
Notes	66

SYSTEMS AND TECHNOLOGY

($ IN MILLIONS) For the year ended December 31:	2008	2007	Yr.-to-Yr. Change
SYSTEMS AND TECHNOLOGY REVENUE:	$19,287	$21,317	(9.5)%
System z			12.5%
Legacy System i			(66.1)
Converged System p			11.2
System x			(16.9)
System Storage			(3.4)
Retail Store Solutions			(15.0)
Total Systems			(4.9)
Microelectronics OEM			(25.1)
Printing Systems			NM

NM—Not meaningful

Systems and Technology segment revenue decreased 9.5 percent (down 11 percent adjusted for currency) in 2008 versus 2007. In June 2007, the company divested its printing business. Systems and Technology revenue, excluding the divested printing business, decreased 7.8 percent (9 percent adjusted for currency) in 2008 versus 2007. Total Systems revenue decreased 4.9 percent (6 percent adjusted for currency) in 2008 versus 2007.

In the current economic environment, clients are focused on reducing the cost of running their IT infrastructure. Virtualization, which provides the capability to run multiple workloads on a single server, is a key enabler of efficiency. System z is the leading platform for virtualization as it is able to support thousands of images and operate fully utilized. The company’s POWER architecture supports hundreds of partitions, often driving utilization rates of over 60 percent. Both of these platforms leverage the entire system, from the company’s custom semiconductors through the software stack, to achieve these high levels of efficiency and lower cost of ownership. The distributed computing model, which utilizes many small servers, cannot offer the same level of efficiency and value.

System z revenue increased 12.5 percent (11 percent adjusted for currency) in 2008 versus 2007. System z revenue growth was particularly strong in the Americas (up 19 percent), as well as in the Financial Services and Industrial sectors globally. Clients in emerging markets also leveraged this platform’s stability and efficiency during 2008. MIPS (millions of instructions per second) shipments increased 25 percent in 2008 versus 2007, posting double-digit growth in each quarter, reflecting strength in both traditional and specialty workloads. Specialty MIPS increased 68 percent in 2008, as clients exploit the capabilities of System z to bring new Linux and Java applications to this highly efficient and cost effective platform.

Converged System p revenue increased 11.2 percent (11 percent adjusted for currency) in 2008 versus 2007, reflecting solid demand for the energy efficiencies and multi-operating system capabilities of POWER6 technology. Clients are concluding that POWER6 technology is the right solution for a multitude of workloads. The revenue growth was primarily driven by midrange servers which increased 32 percent and high-end servers which increased 3 percent in 2008 versus 2007.

Legacy System i revenue decreased 66.1 percent (67 percent adjusted for currency) in 2008 versus 2007, as the company continues to transition the System i customer base to the converged POWER platform within System p.

System x revenue decreased 16.9 percent (19 percent adjusted for currency) in 2008 versus 2007. System x server revenue declined 15 percent and blades revenue decreased 3 percent, in 2008 versus 2007, respectively. The decline in server revenue reflects a significant slowdown in the x86 market, especially in the second half of 2008, as clients are virtualizing and consolidating workloads onto more efficient platforms such as POWER and mainframe.

System Storage revenue decreased 3.4 percent (5 percent adjusted for currency) in 2008 versus 2007. Total disk revenue was essentially flat in 2008 versus 2007. Enterprise Disk revenue increased 2 percent primarily due to increased demand for the DS8000 product, while midrange disk revenue declined 15 percent. Tape revenue declined 10 percent in 2008 primarily due to reduced demand and clients deciding to purchase additional media to expand the utilization of their existing devices.

Microelectronics OEM revenue decreased 25.1 percent (25 percent adjusted for currency) in 2008 versus 2007. The primary mission of this business is to provide leadership technology for the systems business, as demonstrated during 2008 in the new System z10 mainframe and POWER6 systems.

Retail Stores Solutions revenue decreased 15.0 percent (16 percent adjusted for currency) in 2008 versus 2007, reflecting weakness in the retail sector and a compare to a strong 2007, when a new programmable point-of-sale solution was being delivered to large clients.

($ IN MILLIONS) For the year ended December 31:	2008	2007	Yr.-to-Yr. Change
SYSTEMS AND TECHNOLOGY GROSS PROFIT:
Gross profit	$7,341	$8,468	(13.3)%
Gross profit margin	38.1%	39.7%	(1.7	)pts.

Overall, gross margin decreased by 1.7 points versus the prior year. This decrease was primarily driven by margin declines in System z, System x and Microelectronics OEM which impacted the overall margin by 1.6 points, 1.3 points and 1.2 points, respectively. Partially offsetting these margin declines was a revenue mix benefit of 2.7 points due to the increased revenue in System z and Converged System p.

Systems and Technology segment pre-tax margin declined 2.0 points to 7.7 percent in 2008 reflecting the lower revenue and gross profit margin in 2008 versus 2007.

GLOBAL FINANCING

See pages 53 and 54 for an analysis of Global Financing’s segment results.

GEOGRAPHIC REVENUE

In addition to the revenue presentation by reportable segment, the company also measures revenue performance on a geographic basis. The following geographic, regional and country-specific revenue performance discussion excludes OEM revenue, which is presented separately.

($ IN MILLIONS) For the year ended December 31:	2008	2007	Yr.-to-Yr. Change
TOTAL REVENUE:	$103,630	$98,786	4.9%
Geographies:	$100,939	$95,320	5.9%
Americas	42,807	41,122	4.1
Europe/Middle East/Africa	37,020	34,699	6.7
Asia Pacific	21,111	19,501	8.3
OEM	$2,691	$3,465	(22.4)%

Geographic revenue increased 5.9 percent (3 percent adjusted for currency) to $100,939 million in 2008 when compared to 2007. Revenue increased in all geographies in 2008, and adjusted for currency, revenue growth was strongest in the Americas followed by Europe and Asia Pacific. Revenue from the company’s growth markets organization increased 9.8 percent (10 percent adjusted for currency) while growth in the more established major markets was 5.1 percent (2 percent adjusted for currency).

Americas revenue increased 4.1 percent (4 percent adjusted for currency) in 2008. Revenue increased in all regions with the U.S. up 2.9 percent, Canada 5.6 percent (6 percent adjusted for currency) and Latin America 13.9 percent (11 percent adjusted for currency).

Europe/Middle East/Africa (EMEA) revenue increased 6.7 percent (3 percent adjusted for currency) in 2008 when compared to 2007. The majority of major market countries performed well led by Spain which grew 12.0 percent (5 percent adjusted for currency), Germany increased 10.8 percent (4 percent adjusted for currency) and France increased 9.0 percent (2 percent adjusted for currency). Italy increased 5.8 percent (decreased 1 percent adjusted for currency) while the U.K. decreased 4.9 percent (increased 4 percent adjusted for currency).

Asia Pacific revenue increased 8.3 percent (2 percent adjusted for currency) year over year. Revenue increased in the India, South Korea, ASEAN, Australia/New Zealand and China regions with combined growth of 8.1 percent (9 percent adjusted for currency). Japan revenue, which represented 49 percent of the Asia Pacific revenue base, increased 8.5 percent as reported, but decreased 5 percent adjusted for currency in 2008 when compared to 2007.

Across the geographies, aggregate revenue from the countries comprising the company’s growth markets organization increased 9.8 percent (10 percent adjusted for currency) in 2008 and represented approximately 18 percent of the company’s total geographic revenue. The company has continued to invest to capture new infrastructure spending in the growth markets. Adjusted for currency, growth in these markets was 8 points higher than in the major markets. The BRIC countries, a subset of the growth markets, together grew 17.6 percent (15 percent adjusted for currency), with growth in India of 25.8 percent (33 percent adjusted for currency), Brazil 18.3 percent (13 percent adjusted for currency), China 14.7 percent (8 percent adjusted for currency) and Russia 11.0 percent (11 percent adjusted for currency).

OEM revenue decreased 22.4 percent (23 percent adjusted for currency) in 2008 when compared to 2007, driven by reduced demand in the Microelectronics OEM business.

TOTAL EXPENSE AND OTHER INCOME

($ IN MILLIONS) For the year ended December 31:	2008	2007	Yr.-to-Yr. Change
Total expense and other income	$28,945	$27,240	6.3%
Expense to Revenue	27.9%	27.6%	0.4	pts.

The key drivers year to year in total expense and other income were approximately:

•      Operational expense, -1 point

•      Acquisitions, +5 points

•      Currency, +2 points

In 2008, the company continued to focus on productivity improvements in its more established markets and increased its investments in the growth markets. Within selling, general and administrative expense (SG&A), total sales and marketing expense increased 4 percent year to year (2 percent adjusted for currency). Sales and marketing expense in the growth markets increased 13 percent (13 percent

Management Discussion	18
ROAD MAP	18
FORWARD-LOOKING AND CAUTIONARY STATEMENTS	18
MANAGEMENT DISCUSSION SNAPSHOT	19
DESCRIPTION OF BUSINESS	20
YEAR IN REVIEW	25
PRIOR YEAR IN REVIEW	39
DISCONTINUED OPERATIONS	44
OTHER INFORMATION	44
GLOBAL FINANCING	53
Report Of Management	58
Report Of Independent Registered Public Accounting Firm	59
Consolidated Statements	60
Notes	66

adjusted for currency), as compared to major markets where sales and marketing expense increased 3 percent (1 percent adjusted for currency) year to year. On a consolidated basis, general and administrative expenses, which are indirect expenses incurred in the business, increased 2 percent (flat at constant currency) year to year.

Selling, General and Administrative

($ IN MILLIONS) For the year ended December 31:	2008	2007	Yr.-to-Yr. Change
Selling, general and administrative — base	$20,006	$19,078	4.9%
Advertising and promotional expense	1,259	1,242	1.4
Workforce reductions — ongoing	706	318	121.8
Amortization expense — acquired intangibles	306	234	30.5
Retirement-related expense	319	607	(47.3)
Stock-based compensation	484	480	0.8
Bad debt expense	306	100	205.1
TOTAL	$23,386	$22,060	6.0%

Total SG&A expense increased 6.0 percent (4 percent adjusted for currency) in 2008 versus 2007. The increase in SG&A was primarily due to acquisition related spending, predominantly for Cognos and Telelogic, which accounted for 5 points of the increase, while the effects of currency accounted for 2 points. Workforce reductions—ongoing expense increased $387 million primarily due to charges recorded in the fourth quarter reflecting workforce actions in Japan ($120 million) and other ongoing skills rebalancing that is a regular element of the company’s business model. In addition, bad debt expense increased $206 million primarily driven by additional specific accounts receivable reserves reflecting the current economic environment in many industries. The company’s accounts receivable provision coverage at year end is 2.0 percent, an increase of 50 basis points from year-end 2007. These increases were partially offset by lower retirement-related expense of $287 million.

Other (Income) and Expense

($ IN MILLIONS) For the year ended December 31:	2008	2007	Yr.-to-Yr. Change
Foreign currency transaction losses*	$330	$45	NM
(Gains)/losses on derivative instruments*	(27)	194	(114.1)%
Interest income	(343)	(565)	(39.3)
Net gains from securities and investment assets	(52)	(68)	(22.6)
Net realized gains from certain real estate activities	(26)	(18)	45.0
Other	(179)	(214)	(16.5)
TOTAL	$(298)	$(626)	(52.4)%

* Reclassified to conform with 2008 presentation.

NM—Not meaningful

Other (income) and expense was income of $298 million and $626 million in 2008 and 2007, respectively. The decrease in income was primarily driven by higher foreign currency transaction losses ($285 million) and lower interest income reflecting lower cash balances and the current interest rate environment ($222 million). These decreases were partially offset by a gain on derivative instruments which primarily hedge foreign currency risks ($221 million). Included within the foreign currency hedging activity, the company hedges its major cross-border cash flows to mitigate the effect of currency volatility in its global cash planning, which also reduces volatility in the year-over-year results. The impact of these hedging programs is primarily reflected in other (income) and expense, as well as cost of goods sold. The impact of losses from these cash flow hedges reflected in other (income) and expense was $186 million, a decrease of $24 million year to year.

Research, Development and Engineering

($ IN MILLIONS) For the year ended December 31:	2008	2007	Yr.-to-Yr. Change
Research, development and engineering
TOTAL	$6,337	$6,153	3.0%

The increase in research, development and engineering (RD&E) expense was primarily driven by acquisitions and investments to maintain technology leadership across the company’s offerings. Software spending increased $262 million, partially offset by lower spending in Systems and Technology ($54 million) and other unit spending ($74 million), while stock-based compensation expense decreased $9 million versus 2007.

Intellectual Property and Custom Development Income

($ IN MILLIONS) For the year ended December 31:	2008	2007	Yr.-to-Yr. Change
Sales and other transfers of intellectual property	$138	$138	(00.0)%
Licensing/royalty-based fees	514	368	39.7
Custom development income	501	452	10.9
TOTAL	$1,153	$958	20.4%

The timing and amount of sales and other transfers of IP may vary significantly from period to period depending upon timing of divestitures, industry consolidation, economic conditions and the timing of new patents and know-how development. While IP income increased 20.4 percent in 2008, there were no significant individual IP transactions in 2008 or 2007. The improvement year to year was primarily driven by the Systems and Technology business.

Interest Expense

($ IN MILLIONS) For the year ended December 31:	2008	2007	Yr.-to-Yr. Change
Interest expense
TOTAL	$673	$611	10.3%

The increase in interest expense was primarily due to the increase in debt in 2007 associated with the financing of the accelerated share repurchase agreements, partially offset by lower interest rates in 2008. See note N, “Stockholders’ Equity,” on pages 95 and 96 for additional information regarding the accelerated share repurchase. Interest expense is presented in cost of financing in the Consolidated Statement of Earnings if the related external borrowings are to support the Global Financing external business. See page 56 for additional information regarding Global Financing debt and interest expense. Overall interest expense for 2008 was $1,477 million, an increase of $46 million versus 2007.

STOCK-BASED COMPENSATION

Total pre-tax stock-based compensation cost of $659 million decreased $54 million compared to 2007. The decrease was principally the result of a reduction in the level of stock option grants ($203 million), offset by an increase related to restricted and performance-based share units ($149 million). The year-to-year change was reflected in the following categories: reductions in cost ($50 million) and RD&E expense ($9 million), and increases in SG&A expense ($4 million) and other (income) and expense ($1 million).

See note T, “Stock-Based Compensation,” on pages 103 to 106 for additional information on the company’s stock-based incentive awards.

RETIREMENT-RELATED BENEFITS

The following table provides the total pre-tax cost for all retirement-related plans. These amounts are included in the Consolidated Statement of Earnings within the caption (e.g., cost, SG&A, RD&E) relating to the job function of the plan participants.

($ IN MILLIONS) For the year ended December 31:	2008	2007	Yr.-to-Yr. Change
Defined benefit and contribution pension plans cost	$1,053	$2,198	(52.1)%
Nonpension postretirement plans costs	363	399	(9.0)
TOTAL	$1,416	$2,597	(45.5)%

Overall, retirement-related plan costs decreased $1,181 million versus 2007 primarily as a result of pension plan redesign efforts and a lower level of recognized actuarial losses.

Effective January 1, 2008, benefit accruals ceased in the IBM Personal Pension Plan, a U.S. defined benefit plan. This decrease was partially offset by an increase in defined contribution plans, primarily in the U.S. See note U, “Retirement-Related Benefits,” on pages 106 to 116 for additional information on these plan changes and all the factors driving the year-to-year change in total cost.

Retirement-related plan costs decreased approximately $771 million in cost, $287 million in SG&A expense, $117 million in RD&E expense and $5 million in other (income) and expense year to year.

ACQUIRED INTANGIBLE ASSET AMORTIZATION

The company has been investing in targeted acquisitions to increase its capabilities in higher value businesses. The following table presents the total acquired intangible asset amortization included in the Consolidated Statement of Earnings. See note J, “Intangible Assets Including Goodwill,” on pages 87 and 88 for additional information.

($ IN MILLIONS) For the year ended December 31:	2008	2007*	Yr.-to-Yr. Change
Cost:
Software (Sales)	$173	$91	89.2%
Global Technology Services (Services)	32	41	(21.0)
Global Business Services (Services)	0	1	(67.0)
Systems and Technology (Sales)	8	0	NM
Selling, general and administrative expense	306	234	30.5
TOTAL	$520	$367	41.5%

*  Reclassified to conform with 2008 presentation disclosing the two services segments separately.

NM—Not meaningful

INCOME TAXES

The effective tax rate for 2008 was 26.2 percent, compared with 28.1 percent in 2007. The 1.9 point decrease was primarily driven by the 2008 net increase in the utilization of foreign and state tax credits (2.9 points), the benefit associated with the second quarter 2008 agreement reached with the U.S. Internal Revenue Service (IRS) regarding claims for certain tax incentives (1.7 points) and the benefit related to certain issues associated with newly published U.S. tax regulations (1.2 points). These benefits were partially offset by several

Management Discussion	18
ROAD MAP	18
FORWARD-LOOKING AND CAUTIONARY STATEMENTS	18
MANAGEMENT DISCUSSION SNAPSHOT	19
DESCRIPTION OF BUSINESS	20
YEAR IN REVIEW	25
PRIOR YEAR IN REVIEW	39
DISCONTINUED OPERATIONS	44
OTHER INFORMATION	44
GLOBAL FINANCING	53
Report Of Management	58
Report Of Independent Registered Public Accounting Firm	59
Consolidated Statements	60
Notes	66

items including the net impact related to the completion of the U.S. federal income tax examination for the years 2004 and 2005 including the associated income tax reserve redeterminations (0.5 points), the second quarter 2008 tax cost associated with the intercompany transfer of certain intellectual property (2.8 points) and lower capital loss utilization in 2008 (0.7 points). The remaining items were individually insignificant.

EARNINGS PER SHARE

Basic earnings per share is computed on the basis of the weighted-average number of shares of common stock outstanding during the period. Diluted earnings per share is computed on the basis of the weighted-average number of shares of common stock plus the effect of dilutive potential common shares outstanding during the period using the treasury stock method. Dilutive potential common shares include outstanding stock options, share awards, convertible notes and shares which may be required to settle accelerated share repurchase (ASR) agreements.

For the year ended December 31:	2008	2007	Yr.-to-Yr. Change
Earnings per share of common stock:
Assuming dilution:
Continuing operations	$8.93	$7.18	24.4%
Discontinued operations	—	(0.00)	NM
Total	$8.93	$7.18	24.4%
Basic:
Continuing operations	$9.07	$7.32	23.9%
Discontinued operations	—	(0.00)	NM
Total	$9.07	$7.32	23.9%
Weighted-average shares outstanding (in millions):
Assuming dilution	1,381.8	1,450.6	(4.7)%
Basic	1,359.8	1,423.0	(4.4)%

NM—Not meaningful

Actual shares outstanding at December 31, 2008 and December 31, 2007 were 1,339.1 million and 1,385.2 million, respectively. The average number of common shares outstanding assuming dilution was 68.8 million shares lower in 2008 versus 2007. The decrease was primarily the result of the company’s common stock repurchase program. See note N, “Stockholders’ Equity Activity,” on pages 95 and 96 for additional information regarding common stock activities. Also see note R, “Earnings Per Share of Common Stock,” on page 102.

Financial Position

DYNAMICS

At December 31, 2008, the company’s balance sheet and liquidity position remain strong. Cash on hand at year-end was $12,741 million. Total debt of $33,926 million decreased $1,349 million from prior year-end levels. The commercial paper balance at December 31 was $468 million, down $5,363 million from December 31, 2007. In 2008, the company generated $18,812 million in cash from operations, an increase of $2,718 million compared to 2007. The company has consistently generated strong cash flow from operations and continues to have access to additional sources of liquidity through the capital markets and its $10 billion global credit facility.

Consistent with retirement and postretirement plan accounting standards, the company remeasures the funded status of its plans at December 31. The funded status is measured as the difference between the fair value of the plan assets and the benefit obligation and is recognized in the Consolidated Statement of Financial Position. At December 31, 2008, primarily as a result of the returns on plan assets, coupled with changes in certain plan assumptions and plan contributions, the overall net funded position decreased $21,793 million from December 31, 2007 to a net under-funded position of $18,485 million. This change is primarily reflected in prepaid pension assets and retirement and nonpension postretirement benefit obligations which decreased $15,816 million and increased $5,871 million respectively from year-end 2007 levels. Due to the extreme volatility in the equity markets in 2008, the return on IBM Personal Pension Plan assets declined 15 percent, compared to a 14 percent increase in 2007. The company’s asset return in the non-U.S. plans declined approximately 21 percent. Within the company’s defined benefit plans, the net funded status declined in 2008 due to the volatility in the financial markets. At December 31, 2008 the company’s qualified defined benefit plans worldwide were 93 percent funded, with the U.S. qualified Personal Pension Plan 97 percent funded.

In addition, stockholders’ equity decreased $15,004 million, net of tax, primarily as a result of changes from pension remeasurements and current year activity within accumulated gains and (losses) not affecting retained earnings. This is a non-cash impact to equity and does not affect the company’s access to capital markets or its ability to meet its obligations.

The assets and debt associated with the Global Financing business are a significant part of the company’s financial position. The financial position amounts appearing on pages 34 to 36 are the consolidated amounts including Global Financing. The amounts appearing in the separate Global Financing section on pages 53 through 57 are supplementary data presented to facilitate an understanding of the Global Financing business.

WORKING CAPITAL

($ IN MILLIONS) At December 31:	2008	2007
Current assets	$49,004	$53,177
Current liabilities	42,435	44,310
WORKING CAPITAL	$6,568	$8,867
Current ratio	1.15	1.20

Working capital decreased $2,299 million compared to the prior year primarily as a result of a net decrease in current assets. The key drivers are described below:

Current assets decreased $4,174 million due to:

•        A decrease of $3,239 million in cash and cash equivalents and marketable securities (see Cash Flow analysis below and on page 35);

•        A decrease of $1,235 million in short-term receivables driven by currency impacts of $1,202 million;

Partially offset by:

•        An increase of $409 million in prepaid expenses and other current assets primarily resulting from:

— an increase of $353 million in prepaid taxes;

— an increase of $238 million in derivative assets primarily due to changes in foreign currency rates for certain economic hedges; and

— approximately $189 million negative currency impact.

Current liabilities decreased $1,875 million as a result of:

•        A decrease of $1,041 million (including $260 million of negative impact due to currency) in accounts payable primarily due to lower purchasing volumes;

•        A decrease of $999 million in short-term debt primarily driven by the reduction in commercial paper balances; and

•        A decrease of $930 million (including $222 million negative currency impact) in taxes payable;

Partially offset by:

•        An increase of $679 million in other accrued liabilities primarily due to:

— an increase of $502 million in derivative liabilities as a result of changes in foreign currency rates;

— an increase of $329 million in workforce reduction accruals; and

— approximately $172 million negative currency impact.

•        An increase of $436 million (net of a $288 million negative currency impact) in deferred income mainly driven by Software ($285 million) and Global Services ($139 million).

CASH FLOW

The company’s cash flow from operating, investing and financing activities, as reflected in the Consolidated Statement of Cash Flows on page 62, is summarized in the following table. These amounts include the cash flows associated with the Global Financing business.

($ IN MILLIONS) For the year ended December 31:	2008	2007
Net cash provided by/(used in) continuing operations:
Operating activities	$18,812	$16,094
Investing activities	(9,285)	(4,675)
Financing activities	(11,834)	(4,740)
Effect of exchange rate changes on cash and cash equivalents	58	294
Net cash used in discontinued operations—operating activities	—	(5)
NET CHANGE IN CASH AND CASH EQUIVALENTS	$(2,250)	$6,969

Net cash from operating activities for 2008 increased $2,718 million as compared to 2007 driven by the following key factors:

•        An increase in net income of $1,916 million;

•        Decreases in accounts receivable drove an increase in cash of $1,682 million, driven by Global Financing receivables ($1,280 million) and non-Global Financing receivables ($402 million) primarily resulting from reduced fourth-quarter 2008 revenue and improved collections; and

•        A decrease year to year in retirement-related plan funding of $426 million.

Partially offset by:

•   Accounts payable drove a use of cash of $718 million; and

•   A decrease in cash of $284 million driven by growth in inventory.

Net cash used in investing activities increased $4,611 million on a year-to-year basis driven by:

•        An increase of $5,304 million utilized for acquisitions (see note C, “Acquisitions/Divestitures,” on pages 78 through 83 for additional information); and

•   A decrease of $239 million received from divestitures;

Management Discussion	18
ROAD MAP	18
FORWARD-LOOKING AND CAUTIONARY STATEMENTS	18
MANAGEMENT DISCUSSION SNAPSHOT	19
DESCRIPTION OF BUSINESS	20
YEAR IN REVIEW	25
PRIOR YEAR IN REVIEW	39
DISCONTINUED OPERATIONS	44
OTHER INFORMATION	44
GLOBAL FINANCING	53
Report Of Management	58
Report Of Independent Registered Public Accounting Firm	59
Consolidated Statements	60
Notes	66

Partially offset by:

•                  The net impact of the purchases and sales of marketable securities and other investments resulted in an increase in cash of $642 million; and

•                  A decrease in net capital spending of $431 million resulting from:

– a decrease of $272 million primarily driven by lower spending by Global Technology Services and Systems and Technology; and

 – a decrease of $159 million in capitalized software development expenditures.

Net cash used in financing activities increased $7,095 million compared to 2007 as a result of:

•                  An increase of $14,556 million in cash used to retire debt, net of cash proceeds, primarily driven by higher proceeds in 2007 due to the issuance of debt for the ASR and a decline in commercial paper in 2008;

•                  Higher dividend payments of $438 million; and

•                  A decrease of $350 million in cash received due to lower other common stock transactions primarily due to stock option exercises;

Partially offset by:

•                  Lower common stock repurchases of $8,249 million.

Within total debt, on a net basis, the company utilized $2,444 million in net cash to retire debt versus $12,112 million in net cash proceeds in 2007. The net cash used to retire debt in 2008 was comprised of: $10,248 million in cash payments to settle debt and net payments of $6,025 million in short-term borrowings, partially offset by $13,829 million of new debt issuances. See note K, “Borrowings,” on pages 88 to 90 for a listing of the company’s debt securities.

NONCURRENT ASSETS AND LIABILITIES

($ IN MILLIONS)
At December 31:	2008	2007
Noncurrent assets	$60,520	$67,254
Long-term debt	$22,689	$23,039
Noncurrent liabilities (excluding debt)	$30,934	$24,612

The decrease in noncurrent assets of $6,733 million compared to the prior year-end balance was primarily driven by:

•                  A decrease of $15,816 million in prepaid pension assets primarily resulting from pension remeasurements;

•                  A decrease of $777 million in plant, rental machines and other property mainly due to currency impact ($576 million) and lower capital spending primarily in Global Technology Services; and

•                  A decrease of $420 million in long-term financing receivables mainly due to currency impact;

Partially offset by:

•                  An increase in deferred tax assets of $5,757 million primarily due to pension remeasurements; and

•                  An increase in goodwill of $3,941 million (net of a $1,529 million negative currency impact) and an increase of $771 million (net of a $160 million negative currency impact) in intangible assets-net primarily driven by the Cognos and Telelogic acquisitions.

Long-term debt decreased $350 million primarily due to reclasses to short-term debt as certain instruments approached maturity; offset by new debt issuances.

Other noncurrent liabilities, excluding debt, increased $6,322 million primarily driven by:

•                  An increase of $5,871 million in retirement and nonpension postretirement benefit obligations primarily driven by pension remeasurement; and

•                  An increase in noncurrent tax reserves of $1,450 million related to unrecognized tax benefits;

Partially offset by:

•                  A decrease of $794 million in noncurrent deferred tax liabilities primarily due to pension remeasurement; and

•                  A decrease of $154 million in restructuring liabilities mainly driven by the reclass to current liabilities.

DEBT

The company’s funding requirements are continually monitored and strategies are executed to manage the overall asset and liability profile.

($ IN MILLIONS)
At December 31:	2008	2007
Total company debt	$33,926	$35,274
Total Global Financing segment debt:	$24,360	$24,532
Debt to support external clients	20,892	21,072
Debt to support internal clients	3,468	3,460

The Global Financing business provides funding predominantly for the company’s external client assets as well as for assets under contract by other IBM units. These assets, primarily for Global Services, generate long-term, stable revenue streams similar to the Global Financing asset portfolio. Based on their nature, these Global Services assets are leveraged with the balance of the Global Financing asset base. The debt analysis on page 35 is further detailed in the Global Financing section on page 57.

Total debt decreased $1,177 million in 2008 versus 2007, primarily due to reductions in commercial paper. The debt-to-capital ratio at December 31, 2008 was 49.0 percent, an increase of 19.0 points from December 31, 2007, primarily due to the reduction in equity driven by the pension remeasurements.

EQUITY

($ IN MILLIONS)
At December 31:	2008	2007
Stockholders’ equity
TOTAL	$13,465	$28,470

The company’s consolidated stockholders’ equity decreased $15,004 million in 2008 as a result of several key factors:

•                  A decrease of $18,431 million in accumulated gains and (losses) not affecting retained earnings resulted from non-cash equity impacts, primarily from pension remeasurement and other retirement-related activities ($14,856 million), and a decrease in foreign currency translation adjustments ($3,552 million); and

•                  A decrease related to net stock transactions of $6,286 million, driven by common stock repurchases;

Partially offset by:

•                  An increase of $9,713 million in retained earnings primarily driven by net income of $12,334 million, partially offset by dividends ($2,585 million).

CONSOLIDATED FOURTH-QUARTER RESULTS

			Yr.-to-Yr. Percent/
($ AND SHARES IN MILLIONS EXCEPT PER SHARE AMOUNTS)			Margin
For the fourth quarter:	2008	2007	Change
Revenue	$27,006	$28,866	(6.4	)%*
Gross profit margin	47.9%	44.9%	3.0	pts.
Total expense and other income	$7,127	$7,481	(4.7)%
Total expense and other income-to-revenue ratio	26.4%	25.9%	0.5	pts.
Income from continuing operations before income taxes	$5,808	$5,489	5.8%
Provision for income taxes	1,382	1,537	(10.1)%
Income from continuing operations	4,427	3,951	12.0%
Income from discontinued operations	—	1	NM
Net income	$4,427	$3,952	12.0%
Net income margin	16.4%	13.7%	2.7	pts.
Earnings per share of common stock:
Assuming dilution:
Continuing operations	$3.28	$2.80	17.1%
Discontinued operations	—	0.00	NM
Total	$3.28	$2.80	17.1%
Weighted-average shares outstanding:
Assuming dilution	1,347.9	1,412.9	(4.6)%

* (1.0) percent adjusted for currency.

NM – Not meaningful

Continuing Operations

In the fourth quarter, in an increasingly challenging economic environment, the company delivered solid financial results. Total revenue decreased 6.4 percent as reported, 1.0 percent adjusted for currency, versus the fourth quarter of 2007. Gross margin improved 3.0 points driven by margin expansion in Global Services and Software. This improvement in gross margin coupled with focused expense management drove an improvement year to year in pre-tax income of 5.8 percent. A lower tax rate versus the prior year, primarily driven by the utilization of tax credits, resulted in a 12.0 percent increase in net income. Diluted earning per share of $3.28 increased 17.1 percent year to year.

Management Discussion	18
ROAD MAP	18
FORWARD-LOOKING AND CAUTIONARY STATEMENTS	18
MANAGEMENT DISCUSSION SNAPSHOT	19
DESCRIPTION OF BUSINESS	20
YEAR IN REVIEW	25
PRIOR YEAR IN REVIEW	39
DISCONTINUED OPERATIONS	44
OTHER INFORMATION	44
GLOBAL FINANCING	53
Report Of Management	58
Report Of Independent Registered Public Accounting Firm	59
Consolidated Statements	60
Notes	66

Fourth quarter revenue performance was impacted by currency and the changing economic environment, but the modest decline of 1.0 percent adjusted for currency reflects the company’s broad business capabilities and contribution from the annuity content of the business model. Adjusted for currency, revenue performance was led by growth in the Software and Global Services segments offset by a decline in Systems and Technology.

The Global Services segments combined had $14,333 million of revenue in the fourth quarter, a decrease of 4.0 percent (increase of 2 percent adjusted for currency) and delivered pre-tax profit of $2,177 million, an increase of 32.1 percent year to year. The services business performed exceptionally well in the current economic environment through disciplined execution on resource optimization and improved operating efficiencies, while at the same time delivering services with a high level of quality and customer satisfaction. Total signings for Global Services in the fourth quarter were $17,207 million, a decrease of 5 percent (increase of 2 percent adjusted for currency) versus the fourth quarter of 2007. Signings in the quarter included 24 deals larger than $100 million. Long-term signings of $9,900 million decreased 3 percent (increased 3 percent adjusted for currency) with a 20 percent growth in Strategic Outsourcing signings. Short-term signings decreased 7 percent (1 percent adjusted for currency) to $7,307 million, compared to a very strong fourth quarter of 2007.

GTS revenue of $9,623 million decreased 3.7 percent (increased 3 percent adjusted for currency) versus the fourth quarter of 2007. GTS signings of $11,045 million decreased 2 percent (increased 4 percent adjusted for currency) with long-term signings increasing 4 percent (9 percent adjusted for currency) to $8,221 million, offset by a 15 percent decrease (7 percent adjusted for currency) in short-term signings. SO revenue decreased 3.2 percent (increased 3 percent adjusted for currency). SO signings increased 20 percent (23 percent adjusted for currency) led by strong signings in the U.S. and Europe as clients turn to outsourcing’s value proposition as an effective way to attain their financial objectives in this economic climate. ITS revenue increased 0.2 percent (6 percent adjusted for currency). ITS signings decreased 15 percent (7 percent adjusted for currency), although signings in the key infrastructure offerings continued to be good. BTO revenue decreased 19.0 percent (11 percent adjusted for currency) and signings decreased 53 percent (44 percent adjusted for currency). GTS gross profit increased 11.8 percent in the quarter and the gross margin improved 4.8 points with margin expansion in all lines of business. The GTS segment fourth-quarter pre-tax profit was up 35.5 percent and the margin improved 4.1 points to 14.4 percent from fourth-quarter 2007. This was the sixth consecutive quarter of double-digit pre-tax profit growth in GTS. The margin improvement was driven primarily by a delivery structure that maximizes utilization and flexibility, a mix to higher value offerings, lower total managed labor costs and a global skills mix that efficiently moves resources to opportunities.

GBS revenue of $4,709 million decreased 4.5 percent (flat adjusted for currency) compared to fourth-quarter 2007. In the current economy, offerings that deliver cost savings continued to drive the majority of business, although demand for transformational and compliance offerings also increased. GBS signings of $6,162 million, decreased 9 percent (3 percent adjusted for currency), driven by a 25 percent decline (16 percent adjusted for currency) in long-term signings. Short-term signings of $4,483 million decreased 1 percent (increased 4 percent adjusted for currency) in the quarter. Cost savings offerings accounted for the majority of the new signings. GBS gross profit increased 18.5 percent in the quarter with the gross margin improving 5.6 points. The GBS segment pre-tax profit increased 26.0 percent in the quarter and the margin expanded 3.6 points to 14.9 percent. The margin performance reflects a strong operating discipline and the benefits of a globally integrated operating model. Despite slower revenue growth, utilization improved year to year resulting from resource optimization throughout the globally integrated capacity model as well as effective balancing of domestic, global and subcontracted resources. GBS also benefited from continued deal selectivity, stable pricing, lower managed labor costs and ongoing operational efficiencies.

Software segment revenue of $6,420 million, increased 2.6 percent (9 percent adjusted for currency), driven by solid sales execution and growth in mission critical production software. Customers continue to utilize infrastructure software in their production environments to optimize their data centers. Many large customers signed multi-year deals in the fourth quarter demonstrating continued commitment to the company’s technology. Revenue growth was led by Americas with an increase of 13 percent, adjusted for currency. Revenue from Key Branded Middleware increased 6.2 percent (13 percent adjusted for currency) and represented 61 percent of total software revenue. Revenue from the WebSphere Family of products declined 0.9 percent (increased 5 percent adjusted for currency) in the quarter. Information Management revenue increased 17.9 percent (25 percent adjusted for currency) driven by contribution from Cognos as well as organic growth. Revenue from Distributed Relational Database products increased over 30 percent, adjusted for currency. Lotus revenue decreased 0.5 percent (increased 6 percent adjusted for currency) capitalizing on the strong performance of collaboration software. Tivoli software revenue decreased 3.8 percent (increased 4 percent adjusted for currency). Rational revenue decreased 1.3 percent (increased 5 percent adjusted for currency) compared to a strong fourth-quarter 2007 with revenue performance led by Telelogic.

Software gross profit increased 3.3 percent with margin improvement of 0.6 points. The Software segment delivered pre-tax profit of $2,789 million, an increase of 14.6 percent. The pre-tax margin of 39.1 percent increased 4.2 points compared to fourth-quarter 2007. The large annuity base in the software business continues to provide a predictable and growing stream of profit and cash.

Systems and Technology segment revenue was $5,425 million, a decrease of 20.2 percent (16 percent adjusted for currency), reflecting growth in high-end servers offset by a decline in x86 and storage products. System z revenue decreased 5.9 percent (increased 1 percent adjusted for currency). Adjusted for currency, revenue performance was led by double-digit growth in the Americas and strong growth in the Financial Services and Industrial sectors globally. System z continues to perform well due to its ability to consolidate multiple workloads onto a single, virtualized platform. System z MIPS shipments increased 12 percent year to year. This was the fourth consecutive quarter of double-digit MIPS growth. Converged System p revenue grew 8.0 percent (14 percent adjusted for currency), driven by strong growth in both high-end and midrange servers. This was the tenth consecutive quarter of revenue growth for Converged System p. System x revenue decreased 33.0 percent (29 percent adjusted for currency) reflecting a significant slowdown in the industry-standard x86 market as customers are virtualizing and consolidating workloads onto more efficient platforms such as POWER and mainframe. System x server revenue declined 32 percent (28 percent adjusted for currency) with blades down 27 percent (23 percent adjusted for currency). Legacy System i revenue decreased 91.6 percent (91 percent adjusted for currency) as the company continues to transition the System i customer base to the converged POWER platform within System p. Systems Storage revenue decreased 19.9 percent (16 percent adjusted for currency) driven by revenue declines in total disk and total tape products. Retail Store Solutions revenue decreased 27.8 percent (22 percent adjusted for currency) and Microelectronics OEM revenue declined 34.3 percent.

Systems and Technology gross margin of 39.9 percent, declined 5.8 points versus the fourth quarter of 2007 driven by margin declines in all system brands and Microelectronics OEM; partially offsetting these margin declines was a revenue mix benefit due to a shift in revenue toward System z and converged System p. Systems and Technology segment pre-tax profit decreased 47.1 percent to $722 million. Pre-tax margin declined 6.7 points to 12.7 percent compared to the fourth quarter of 2007.

Global Financing revenue of $660 million decreased 1.3 percent (increased 5 percent adjusted for currency). Increased financing revenue was more than offset by a decline in sales of used equipment.

Geographic revenue decreased 5.6 percent (flat adjusted for currency) with mixed performance by geography. Adjusted for currency, Americas had the strongest performance with Europe and Asia both declining year to year. Globally, revenue in the major markets decreased 5.3 percent (1 percent adjusted for currency) while revenue from the company’s growth markets organization decreased 7.1 percent (increased 6 percent adjusted for currency). Americas revenue was $11,454 million, a decrease of 1.9 percent (increase of 2 percent adjusted for currency). Adjusted for currency, Latin America was up 12 percent, Canada was up 6 percent and the U.S. was flat. EMEA revenue decreased 12.2 percent (1 percent adjusted for currency) to $9,468 million. Revenue performance in the major countries was mixed when adjusted for currency, with Germany up 7 percent, the U.K. up 4 percent, France grew 2 percent while Italy declined 8 percent. Asia Pacific revenue decreased 0.7 percent (1 percent adjusted for currency) to $5,469 million, with growth in the India, Australia/ New Zealand, and South Korea regions, being more than offset by declining revenue in Japan. The company has been investing heavily in the emerging markets to capture opportunities to build out public and private infrastructures. Additionally, these markets benefited in the quarter from customer demand for cost saving offerings during the current economic environment. Revenue from these markets represented 18 percent of the company’s geographic revenue in the quarter and increased 6 percent, adjusted for currency. The BRIC countries, a subset of the growth markets, together grew 1.6 percent (13 percent adjusted for currency) led by double-digit growth in Brazil and India, adjusted for currency. Russia revenue was significantly impacted by credit limitations and declined 22 percent in the fourth quarter.

Revenue from the company’s industry sales units decreased 5.7 percent (flat adjusted for currency) in the fourth quarter of 2008. Public sector revenue decreased 0.8 percent (increased 5 percent adjusted for currency) with strength in government and with education returning to growth, when adjusted for currency. In the growth markets, clients are investing in education as a way to develop national skill sets. Industrial sector revenue decreased 8.0 percent (5 percent adjusted for currency) as concerns with the credit markets and margin pressures continued. Financial Services sector revenue declined 5.8 percent (1 percent adjusted for currency) and was in line with the company’s overall performance for the fifth consecutive quarter. The U.S. financial services sector revenue was up 4 percent and improved significantly from the third quarter. Growth was driven by banking and financial markets reflecting strong performance in software, System z and POWER products. Partially offsetting the U.S. growth was weakness in Japan and Europe as the economic climate worsened. Revenue from small and medium business clients declined 8.6 percent (3 percent adjusted for currency) although services signings in this customer set increased 10 percent versus the fourth quarter of 2007.

Management Discussion	18
ROAD MAP	18
FORWARD-LOOKING AND CAUTIONARY STATEMENTS	18
MANAGEMENT DISCUSSION SNAPSHOT	19
DESCRIPTION OF BUSINESS	20
YEAR IN REVIEW	25
PRIOR YEAR IN REVIEW	39
DISCONTINUED OPERATIONS	44
OTHER INFORMATION	44
GLOBAL FINANCING	53
Report Of Management	58
Report Of Independent Registered Public Accounting Firm	59
Consolidated Statements	60
Notes	66

Total expense and other income decreased 4.7 percent compared to the fourth quarter of 2007. The decrease was driven by approximately 8 points due to the effects of currency, partially offset by 6 points due to the impact of acquisitions with the remainder attributed to lower operational expenses. The company continues to focus on structural changes that reduce spending and improve productivity. Within selling, general and administrative expense, workforce reduction charges increased approximately $380 million in the fourth quarter, reflecting workforce actions in Japan and other ongoing skills rebalancing. Other (income) and expense was $97 million of income, a decrease of 1.5 percent compared to fourth-quarter 2007. Interest income was down approximately $120 million reflecting the current interest rate environment. While the effects of foreign currency transaction losses also negatively impacted other (income) and expense in the fourth quarter, they were partially offset by a benefit from the impact of the company’s hedging programs, which was a gain in the fourth quarter of 2008 compared to a loss in the prior year.

The company’s effective tax rate in the fourth-quarter 2008 was 23.8 percent compared with 28.0 percent in the fourth quarter of 2007. The 4.2 point decrease in the fourth-quarter 2008 tax rate was primarily attributable to the net effect of several items in the quarter. In 2008, the fourth-quarter tax rate was favorably impacted by the net increase in the utilization of foreign and state tax credits as well as the retroactive reinstatement of the U.S. research tax credit in the fourth quarter of 2008. These benefits were partially offset by the net tax cost related to the completion of the U.S. federal income tax examination for the years 2004 and 2005 including the associated income tax reserve redeterminations.

Share repurchases totaled $604 million in the fourth quarter. The weighted-average number of diluted common shares outstanding in the fourth quarter of 2008 was 1,347.9 million compared with 1,412.9 million in the fourth quarter of 2007.

The company ended the quarter with $12,741 million of cash and cash equivalents and generated $6,621 million in cash flow provided by operating activities driven primarily by net income. Net cash from investing activities was a use of cash of $880 million in fourth quarter of 2008 versus a source of cash of $1,098 million in the fourth quarter of 2007, resulting primarily from the disposition of higher levels of short-term marketable securities in 2007.

Prior Year in Review

The Prior Year in Review section provides a summary of the company’s financial performance in 2007 as compared to 2006. For a detailed discussion of 2007 performance, see the company’s 2007 Annual Report.

			Yr.-to-Yr.
			Percent/
($ AND SHARES IN MILLIONS EXCEPT PER SHARE AMOUNTS)			Margin
For the year ended December 31:	2007	2006	Change
Revenue	$98,786	$91,424	8.1	%*
Gross profit margin	42.2%	41.9%	0.4	pts.
Total expense and other income	$27,240	$24,978	9.1%
Total expense and other income-to-revenue ratio	27.6%	27.3%	0.3	pts.
Income from continuing operations before income taxes	$14,489	$13,317	8.8%
Provision for income taxes	4,071	3,901	4.4%
Income from continuing operations	10,418	9,416	10.6%
Income/(loss) from discontinued operations	—	76	NM
Net income	$10,418	$9,492	9.7%
Net income margin	10.5%	10.4%	0.2	pts.
Earnings per share of common stock:
Assuming dilution:
Continuing operations	$7.18	$6.06	18.5%
Discontinued operations	(0.00)	0.05	NM
Total	$7.18	$6.11	17.5%
Weighted-average shares outstanding:
Assuming dilution	1,450.6	1,553.5	(6.6)%
Assets**	$120,431	$103,234	16.7%
Liabilities**	$91,962	$74,728	23.1%
Equity**	$28,470	$28,506	(0.1)%

* 4.2 percent adjusted for currency.

** At December 31.

NM - Not meaningful

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

Gross profit margins improved reflecting a shift to higher value offerings, continued benefits from productivity initiatives and the transformation to a globally integrated enterprise. Pre-tax income from continuing operations grew 8.8 percent and net income from continuing operations increased 10.6 percent versus 2006. Diluted earnings per share improved 18.5 percent, reflecting the strong growth in net income and the benefits of the common stock repurchase program. In 2007, the company repurchased approximately $18.8 billion of its common stock, including a $12.5 billion accelerated share repurchase in the second quarter.

The increase in 2007 revenue was primarily due to:

•                     Strong performance from Global Technology Services and Global Business Services with growth in all business lines;

•                     Continued strong demand in the Software business, driven by Key Branded Middleware products, with strong contributions from strategic acquisitions; and

•                     Continued growth in emerging countries (Brazil, Russia, India and China: up 26 percent) and solid performance in all geographies, led by Asia Pacific.

The increase in income from continuing operations before income taxes in 2007 was primarily due to the revenue growth and gross profit margin improvements in the Global Services and Systems and Technology segments.

The following is an analysis of the 2007 versus 2006 reportable segment results for Global Services, Systems and Technology and Software. The Global Financing segment analysis is included in the Global Financing section on pages 53 through 57.

Global Services

($ IN MILLIONS)			Yr.-to-Yr.
For the year ended December 31:	2007	2006	Change
GLOBAL SERVICES REVENUE:	$54,144	$48,291	12.1%
Global Technology Services:	$36,103	$32,322	11.7%
Strategic Outsourcing	18,701	17,044	9.7
Integrated Technology Services	8,438	7,448	13.3
Maintenance	6,670	5,986	11.4
Business Transformation Outsourcing	2,294	1,845	24.4
Global Business Services	$18,041	$15,969	13.0%

The Global Services segments, GTS and GBS had combined revenue of $54,144 million, an increase of 12.1 percent (8 percent adjusted for currency) in 2007 when compared to 2006. Global Services signings at actual rates were $56.3 billion in 2007 as compared to $53.4 billion in 2006. The Global Services backlog was estimated to be $118 billion at December 31, 2007, versus $116 billion at December 31, 2006. The Global Services segments delivered combined pre-tax profit of $5,622 million, an increase of 12.6 percent.

GTS revenue increased 11.7 percent (7 percent adjusted for currency) in 2007 versus 2006. The strong performance reflected the extensive transformation which occurred in this business over the past few years. This transformation included revamping the entire ITS portfolio, continued improvement in SO delivery and a disciplined approach to driving new business in existing accounts. Total signings in GTS increased 7 percent (2 percent adjusted for currency). SO revenue was up 9.7 percent (5 percent adjusted for currency) with growth in all geographies, led by EMEA and Asia Pacific. Revenue growth benefited from prior-year signings, sales of new business in existing accounts, lower base contract erosion and good yield from 2007 signings. ITS revenue increased 13.3 percent (9 percent adjusted for currency). Revenue growth was driven primarily by increased signings and reflected the strength of the ITS portfolio worldwide. The revamped ITS portfolio includes ten Service Product Lines which complement hardware offerings from Systems and Technology and software offerings from the Software business. The acquisition of Internet Security Systems (ISS), in the fourth quarter of 2006, also contributed to the revenue growth. BTO revenue increased 24.4 percent (20 percent adjusted for currency), with double-digit growth in all geographies. Maintenance revenue increased 11.4 percent (7 percent adjusted for currency) driven primarily by increased availability services on non-IBM IT equipment. Services provided to InfoPrint Solutions, following the divestiture of the printer business in the second quarter of 2007, contributed 4 points of growth.

GBS revenue increased 13.0 percent (9 percent adjusted for currency) with balanced growth across all three geographies. Revenue performance was led by double-digit growth in application management services offerings and growth in all consulting service lines. Total signings in GBS increased 3 percent (1 percent adjusted for currency), led by growth in shorter term signings.

($ IN MILLIONS)			Yr.-to-Yr.
For the year ended December 31:	2007	2006	Change
GLOBAL SERVICES GROSS PROFIT:
Global Technology Services:
Gross profit	$10,800	$9,623	12.2%
Gross profit margin	29.9%	29.8%	0.1	pts.
Global Business Services:
Gross profit	$4,240	$3,694	14.8%
Gross profit margin	23.5%	23.1%	0.4	pts.

Management Discussion	18
ROAD MAP	18
FORWARD-LOOKING AND CAUTIONARY STATEMENTS	18
MANAGEMENT DISCUSSION SNAPSHOT	19
DESCRIPTION OF BUSINESS	20
YEAR IN REVIEW	25
PRIOR YEAR IN REVIEW	39
DISCONTINUED OPERATIONS	44
OTHER INFORMATION	44
GLOBAL FINANCING	53
Report Of Management	58
Report Of Independent Registered Public Accounting Firm	59
Consolidated Statements	60
Notes	66

GTS gross profit increased 12.2 percent with gross profit margin improving 0.1 points, driven primarily by margin expansion in SO, due to an improved cost structure, and ITS, which benefited from a mix to higher value offerings. Segment pre-tax profit increased 8.2 percent to $3,557 million with a pre-tax margin of 9.4 percent, a decline of 0.2 points. Increased investments in sales and delivery, acquisitions and workforce reduction charges were essentially offset by productivity improvements and effective expense management.

GBS gross profit increased 14.8 percent to $4,240 million and the gross profit margin improved 0.4 points. Segment pre-tax profit increased 21.0 percent to $2,064 million with a pre-tax margin of 10.7 percent, an improvement of 0.9 points. The margin expansion was driven primarily by revenue growth, ongoing productivity and utilization initiatives and expense management.

Software

($ IN MILLIONS)			Yr.-to-Yr.
For the year ended December 31:	2007	2006*	Change
SOFTWARE REVENUE:	$19,982	$18,161	10.0%
Middleware:	$15,505	$13,891	11.6%
Key Branded Middleware	10,827	9,373	15.5
WebSphere Family			19.1
Information Management			14.7
Lotus			8.7
Tivoli			18.0
Rational			13.7
Other middleware	4,678	4,518	3.5
Operating systems	2,319	2,273	2.0
Product Lifecycle Management	1,051	1,123	(6.4)
Other	1,107	874	26.7

* Reclassified to conform with 2007 presentation.

Software segment revenue of $19,982 million increased 10.0 percent (6 percent adjusted for currency) in 2007 reflecting strong demand for the Key Branded Middleware products. Revenue performance was led by double-digit growth in the Financial Services, Public and Small and Medium Business sectors.

Key Branded Middleware revenue was $10,827 million, up 15.5 percent (11 percent adjusted for currency) and increased 3 points to 54 percent of total software segment revenue.

WebSphere Family revenue increased 19.1 percent (14 percent adjusted for currency) and was led by double-digit growth in WebSphere Application Servers and WebSphere Business Integration software. The strong revenue performance reflected the industry’s adoption of SOA. Information Management revenue increased 14.7 percent (10 percent adjusted for currency) in 2007 versus the prior year. The acquisition of FileNet, in the fourth quarter of 2006, contributed strong revenue growth throughout the year. Lotus revenue increased 8.7 percent (4 percent adjusted for currency) in 2007 driven by the Notes/Domino family of products. Lotus Connections, released in the second quarter of 2007, was rapidly adopted by customers. The latest version of Lotus Notes, Lotus Notes 8.0, was delivered in the third quarter of 2007. Revenue from Tivoli software increased 18.0 percent (13 percent adjusted for currency) with double-digit growth in each segment of the portfolio: Systems Management, Security and Storage. The acquisitions of MRO, in the fourth quarter of 2006, and Vallent and Consul, in the first quarter of 2007, also contributed to the brand’s revenue growth. Rational revenue increased 13.7 percent (9 percent adjusted for currency) in 2007 which reflected strong customer acceptance of its integrated product set.

Revenue from Other middleware products increased 3.5 percent (flat adjusted for currency) in 2007 versus the prior year. This software product set includes mature products which provide a more stable flow of revenue.

Operating systems revenue increased 2.0 percent (decreased 2 percent adjusted for currency) in 2007 versus 2006. Product Lifecycle Management (PLM) revenue decreased 6.4 percent (11 percent adjusted for currency) driven by declines in the Small and Medium Business sector. Other software segment revenue increased 26.7 percent (22 percent adjusted for currency) reflecting growth in software-related services, such as consulting and education.

($ IN MILLIONS)			Yr.-to-Yr.
For the year ended December 31:	2007	2006	Change
SOFTWARE GROSS PROFIT:
Gross profit	$17,015	$15,471	10.0%
Gross profit margin	85.2%	85.2%	0.0	pts

Software segment gross profit increased 10.0 percent to $17,015 million in 2007, driven primarily by strong revenue growth. Gross profit margin was 85.2 percent in 2007, flat versus the prior year.

The Software segment contributed $6,002 million of pre-tax profit in 2007, an increase of 9.3 percent versus 2006. The segment pre-tax profit margin of 26.8 percent was essentially flat (declined 0.1 points) versus the prior year, reflecting the integration of acquired businesses.

Systems and Technology

($ IN MILLIONS)			Yr.-to-Yr.
For the year ended December 31:	2007	2006	Change
SYSTEMS AND TECHNOLOGY REVENUE:	$21,317	$21,970	(3.0)%
System z			(11.2)%
Legacy System i			(10.6)
Converged System p			8.8
System x			7.0
System Storage			5.1
Retail Store Solutions			14.5
Total Systems			2.8
Microelectronics OEM			(11.8)
Printing Systems			(63.1)

Systems and Technology segment revenue decreased 3.0 percent (6 percent adjusted for currency). On June 1, 2007, the company completed the divestiture of its printing business to Ricoh. This resulted in the loss of approximately $600 million of Systems and Technology revenue in 2007 when compared to 2006. Systems and Technology revenue, excluding the printing business, was flat (declined 3 percent adjusted for currency) in 2007 versus 2006. System z revenue decreased 11.2 percent (15 percent adjusted for currency). System z MIPS shipments increased 3 percent. System z revenue declined in the second half of 2007 following a long and successful technology cycle of over two-and-a-half years. Converged System p revenue increased 8.8 percent (5 percent adjusted for currency). The increase was primarily driven by strength in mid-range POWER5+ and POWER6 servers, which increased 23 percent. Legacy System i revenue decreased 10.6 percent (14 percent adjusted for currency). Although legacy System i revenue declined year over year, fourth-quarter 2007 revenue increased 2 percent with growth in POWER6 servers which were introduced late in the third quarter of 2007. System x revenue increased 7.0 percent (3 percent adjusted for currency). Revenue performance was driven by System x server products which grew 8 percent and System x blades which increased 16 percent in 2007 versus 2006. System Storage revenue increased 5.1 percent (2 percent adjusted for currency). The increase was primarily driven by 13 percent growth in tape products, while external disk products increased 1 percent. Enterprise tape products had strong double-digit revenue growth, while Midrange tape products had mid single-digit revenue growth. Retail Store Solutions revenue increased 14.5 percent (11 percent adjusted for currency) primarily due to the continued roll out of new programmable point-of-sale solutions to large retail clients.

Microelectronics OEM revenue decreased 11.8 percent driven by reduced demand for game processors. Printing Systems revenue decreased as a result of the divestiture of the business. The 2007 results included five months of revenue while the 2006 results included 12 months of revenue.

($ IN MILLIONS)			Yr.-to-Yr.
For the year ended December 31:	2007	2006	Change
SYSTEMS AND TECHNOLOGY GROSS PROFIT:
Gross profit	$8,468	$8,284	2.2%
Gross profit margin	39.7%	37.7%	2.0	pts

The increase in Systems and Technology gross profit dollars was primarily due to higher gross profit margins in System z, converged System p and System x servers. The Systems and Technology gross profit margin increased 2.0 points to 39.7 percent. Converged System p performance contributed 1.3 points to the overall margin improvement, while System z and System x contributed 0.7 points and 0.4 points, respectively. These increases were partially offset by lower gross margins in legacy System i of 0.2 points and System Storage of 0.2 points.

Systems and Technology segment pre-tax margin expanded 2.1 points to 9.6 percent driven primarily by a strong combination of operational cost management and the value that virtualization has driven in the enterprise space.

Global Financing

See pages 53 and 54 for a discussion of the Global Financing segment.

Geographic Revenue

($ IN MILLIONS)			Yr.-to-Yr.
For the year ended December 31:	2007	2006	Change
TOTAL REVENUE:	$98,786	$91,424	8.1%
Geographies:	$95,320	$87,564	8.9%
Americas	41,122	39,511	4.1
Europe/Middle East/Africa	34,699	30,491	13.8
Asia Pacific	19,501	17,566	11.0
OEM	$3,465	$3,856	(10.1)%

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

EMEA revenue increased 13.8 percent (5 percent adjusted for currency) in 2007 when compared to 2006. Within the European market, IT spending grew at a moderate rate, and the company’s mid single-digit revenue growth rates throughout 2007 reflected that environment. Revenue increased in all major countries with Spain up 21.7 percent (11 percent adjusted for currency), Germany 14.6 percent (5 percent adjusted for currency), the U.K. 11.3 percent (3 percent adjusted for currency), France 10.2 percent (1 percent adjusted for currency) and Italy 8.7 percent (decreased 1 percent adjusted for currency).

Management Discussion	18
ROAD MAP	18
FORWARD-LOOKING AND CAUTIONARY STATEMENTS	18
MANAGEMENT DISCUSSION SNAPSHOT	19
DESCRIPTION OF BUSINESS	20
YEAR IN REVIEW	25
PRIOR YEAR IN REVIEW	39
DISCONTINUED OPERATIONS	44
OTHER INFORMATION	44
GLOBAL FINANCING	53
Report Of Management	58
Report Of Independent Registered Public Accounting Firm	59
Consolidated Statements	60
Notes	66

Asia Pacific revenue increased 11.0 percent (8 percent adjusted for currency) year over year. Growth was led by strong performance in the India, Greater China, Australia/New Zealand, ASEAN and Korea regions, where the economies remain strong, with combined revenue growth of 23.8 percent (17 percent adjusted for currency). Japan revenue, which represented 49 percent of the Asia Pacific revenue base, was flat (increased 1 percent adjusted for currency) in 2007 when compared to 2006, reflecting a slower economy.

Across the geographies, the emerging BRIC countries of Brazil, Russia, India, and China together grew 26.3 percent (18 percent adjusted for currency), reflecting the investments made to build capabilities and capture opportunities in these countries. Brazil revenue increased 14.3 percent (1 percent adjusted for currency), Russia grew 30.3 percent (30 percent adjusted for currency), India increased 37.9 percent (26 percent adjusted for currency) and China increased 32.5 percent (29 percent adjusted for currency). In addition to the BRIC markets, the company also had strong revenue growth in other nations where there was strong demand for business and IT infrastructure solutions.

Revenue growth rates, as reported, were impacted in 2007 as a result of the divestiture of the printing business on June 1, 2007. Revenue, excluding the printing business in both years, increased as follows compared to 2006:

•                  Americas—5.2%

•                  EMEA—14.5%

•                  Asia Pacific—11.8%

•                  IBM Consolidated—8.9%

OEM revenue decreased 10.1 percent (10 percent adjusted for currency) in 2007 when compared to 2006, driven by a slowdown in demand for game processors.

Total Expense and Other Income

Total expense and other income increased 9.1 percent (5 percent adjusted for currency) in 2007 versus 2006. The increase was primarily due to increased SG&A expense and interest expense. SG&A expense increased primarily due to acquisition-related spending, as well as increased investments in emerging countries and the software and services businesses. Interest expense increased primarily due to higher debt levels associated with the financing of the ASR agreements. The expense-to-revenue ratio increased 0.3 points to 27.6 percent in 2007, as revenue increased 8.1 percent and expense increased 9.1 percent in 2007 versus 2006.

Total SG&A expense of $22,060 million increased 8.9 percent (6 percent adjusted for currency) versus 2006. The increase was primarily driven by acquisition related spending (3 points), the effects of currency (3 points) and investments in the software and services businesses, as well as emerging markets. In addition, bad debt expense increased $113 million primarily due to an increase in the provision for doubtful accounts. The reserve coverage for receivables of 1.5 percent was essentially flat versus year-end 2006. Ongoing workforce reductions increased as a result of actions taken to address cost issues in GTS, primarily in SO, during the second quarter of 2007.

Other (income) and expense was income of $626 million and $766 million in 2007 and 2006, respectively. The decrease in income was primarily due to higher losses on derivative instruments. The company hedges its major cross-border cash flows to mitigate the effect of currency volatility in the year-over-year results. The impact of these hedging programs is primarily reflected in other (income) and expense, as well as cost of goods sold. Losses from derivatives, as a result of currency movements, resulted in $247 million of year-to-year impact to other (income) and expense. This decrease in income was partially offset by a gain from the divestiture of the printing business in the second quarter and sales of Lenovo stock in the first and second quarters of 2007.

RD&E expense of $6,153 million increased 0.8 percent primarily driven by acquisitions and investments to maintain technology leadership across the product offerings. Software spending increased $339 million partially offset by lower Systems and Technology spending of $204 million.

Intellectual property and custom development income of $958 million increased $58 million or 6.4 percent versus 2006. There were no significant IP transactions in 2007 and 2006.

Interest expense of $611 million increased $333 million, or 119.6 percent in 2007 primarily due to the higher debt associated with the financing of the ASR agreements.

Income Taxes

The provision for income taxes resulted in an effective tax rate of 28.1 percent for 2007, compared with the 2006 effective tax rate of 29.3 percent. The 1.2 point decrease was primarily driven by the absence of the one-time tax cost associated with the intercompany transfer of certain intellectual property in the fourth quarter of 2006 (4.3 points) and the absence of the benefit from the settlement of the U.S. federal income tax audit for the years 2001 through 2003, also in the fourth quarter of 2006 (3.0 points). The company also benefited in 2007 from a more favorable mix of income in lower tax rate jurisdictions and increased capital loss and state credit benefits, offset by a reduction in certain tax incentives.

Financial Position

Assets of $120,431 million increased $17,197 million ($12,957 million adjusted for currency) primarily due to increases in cash and cash equivalents ($6,969 million), prepaid pension assets ($6,788 million), total financing receivables ($2,729 million) and goodwill ($1,431 million). These increases were partially offset by decreases in long-term deferred tax assets ($2,367 million) and short-term marketable securities ($1,479 million).

Liabilities of $91,962 million increased $17,234 million ($13,642 million adjusted for currency) driven primarily by increases in total debt ($12,592 million), tax liabilities ($1,492 million) and total deferred income ($1,773 million).

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

Other Information

LOOKING FORWARD

Looking forward, the company enters 2009 in an excellent operational and financial position. The company has shifted its business to higher value services and software, with less dependence on commoditizing and cyclical businesses. The Global Services business in 2008 contributed 42 percent of total segment pre-tax income and managed over 60 percent of the company’s resources. The company’s software capabilities have grown through internal investment and acquisitions with Software segment pre-tax profit more than doubling in the past five years to over $7 billion in 2008. In 2008, over 80 percent of segment pre-tax profit came from services and software, and over 90 percent from services, software and financing. The company has changed the profile of the business to make it more adaptable to different business environments.

The company enters 2009 and the current market from a position of strength. The company will take advantage of the environment to continue to execute its strategies.

The company has a significant global presence, operating in over 170 countries, with approximately 65 percent of its revenue generated outside the U.S. This global reach gives the company access to markets, with well-established organizations and management systems who understand the clients and their challenges and who can respond to these opportunities with value-add solutions. The company’s transformation to a globally integrated enterprise provides the capabilities to service clients globally and deliver the best skills and cost from anywhere in the world.

In emerging markets, the company will continue to invest for revenue growth by capturing new infrastructure spending in these markets. While some of these economies have slowed, these markets still offer good growth opportunities relative to the rest of the world.

The company has developed a strong value proposition for the established markets based on cost reduction, capital conservation and risk management. The high value, integrated offerings, including green data centers, outsourcing and virtualization on high-end systems, have performed well in these markets in the current environment.

Looking forward, the company’s “Smarter Planet” agenda will provide an important new opportunity to deliver value to clients. The company anticipates a significant opportunity in “smart infrastructure” projects as governments around the world implement economic stimulus programs focused on next generation smart grids, healthcare-related information technology and broadband. Projects of these types require technology integration and industry insight which should uniquely position the company to participate in these opportunities.

The company remains committed to technology leadership and will continue to focus internal investments, complemented with strategic acquisitions, on high-value, high-growth opportunities. The company invested over $6 billion in RD&E in 2008 and approximately $30 billion over the past five years.

In addition, the company’s financial position is strong. Through its efficient cash generation business model based on disciplined balance sheet management, in 2008, the company generated $18.8 billion in operating cash flow and ended the year with $12.9 billion in cash and marketable securities. This provides the company with the financial flexibility for investments in changing business environments. The company will also continue to focus on cost and expense reduction and improved efficiency. In 2008, those efforts translated to margin expansion and the company expects this to continue into 2009.

In May 2007, the company met with investors and analysts and discussed a road map to deliver earnings per share in 2010 in the range of $10 to $11 per share, or 14 to 16 percent compound growth rate from 2006. The company’s 2010 road map is to generate earnings per share in the range of $9 to $10 per share, or 10 to 14 percent

Management Discussion	18
ROAD MAP	18
FORWARD-LOOKING AND CAUTIONARY STATEMENTS	18
MANAGEMENT DISCUSSION SNAPSHOT	19
DESCRIPTION OF BUSINESS	20
YEAR IN REVIEW	25
PRIOR YEAR IN REVIEW	39
DISCONTINUED OPERATIONS	44
OTHER INFORMATION	44
GLOBAL FINANCING	53
Report Of Management	58
Report Of Independent Registered Public Accounting Firm	59
Consolidated Statements	60
Notes	66

growth from 2006 through a combination of revenue growth, margin improvement, growth initiatives, acquisitions and effective capital deployment to fund growth and provide returns to shareholders through dividends and common stock repurchases.

In addition to these elements, the company’s roadmap to the $10 to $11 per share range includes the projected benefit of retirement-related costs based on December 31, 2006 assumptions. Actual retirement-related costs will depend on several factors including financial market performance, the interest rate environment and actuarial assumptions. In March 2008, the company met again with investors and analysts and discussed the progress the company is making on its 2010 roadmap.

The company’s performance in 2008 highlighted the benefits of its global reach and the strength of its business model. The financial results reflected solid progress on major elements of the long-term goals, however, the company measures the success of its business model over the long term, not any individual quarter or year. Earnings per share growth is dependent on a number of factors and may not be consistent throughout the periods. The company’s strategies, investments and actions are all taken with an objective of optimizing long-term performance.

The continued investments in Software have led to this segment’s emergence as a strong source of revenue growth and the largest contributor to the company’s profit in 2008 and 2007. The Software business is differentiated in the industry by both the strength of its individual products and the breadth of the software offerings. Clients continue to rely on the extensive middleware portfolio to help them transform their business, streamline costs and seek new business opportunities. The key to continued Software growth stems from the ability to maintain and grow this industry-leading software business, and by continuing to capitalize on industry trends. Investments will be aligned to advance the company’s growth strategy through new client acquisition, with specific focus on key industries and local businesses. The company will also continue to focus on expanding its software capabilities through a combination of internal development and strategic acquisitions.

Within the Global Services business, revenue and profit growth improved and the company saw significant results from the targeted actions and investments it has made in the last few years. The business has been transformed into one that is more flexible and more focused on higher value segments of the market. The Global Services business enters 2009 with a revenue backlog of $117 billion. The portfolio is strong with a complement of offerings and capabilities that deliver both high value and productivity to clients. Going forward the Global Services business will look to build upon its momentum from the strong 2008 performance by continuing its “clients first approach” and by focusing on further enhancements to its offerings/integrated solutions portfolio, continuing to improve both the skills and structure of the business and accelerating the deployment of the Global Delivery Framework, a set of delivery practices that will enable consistent global delivery excellence.

In the Systems and Technology business, the company will continue to focus its investments on differentiating technologies with leadership and high-growth potential including POWER, high-performance computing, virtualization, nanotechnology and energy efficiency. In this market, the value has shifted to the high end to address clients’ needs to consolidate and virtualize their environments. The company will focus on providing clients with a clear path to a fully dynamic infrastructure that not only reduces cost, but is both intelligent and secure.

In 2009, Global Financing will seek to expand its core business by accelerating growth in the participation rates for IBM products and services transactions. In addition, the business will be focused on optimizing its global infrastructure, resources and processes through the deployment of its single operating model initiative.

The company expects 2009 pre-tax retirement-related plan cost to be approximately $1.5 billion, an increase of approximately $100 million compared to 2008. This estimate reflects current pension plan assumptions and the impacts of recent pension plan redesign efforts. See note U, “Retirement-Related Benefits,” on pages 106 to 116 for additional information.

The company expects in the normal course of business that its effective tax rate in 2009 will be approximately 26.5 percent. The rate will change year to year based on non-recurring events, such as the settlement of income tax audits, as well as recurring factors including the geographic mix of income before taxes, the timing and amount of foreign dividend repatriation, state and local taxes and the effects of various global income tax strategies.

LIQUIDITY AND CAPITAL RESOURCES

The company has consistently generated strong cash flow from operations, providing a source of funds ranging between $14.9 billion and $18.8 billion per year over the past five years. The company provides for additional liquidity through several sources: maintaining a sizable cash balance, access to global funding sources, a committed global credit facility and other committed and uncommitted lines of credit worldwide. At December 31, 2008, the company had total unused lines of credit of $18,264 million. The following table provides a summary of these major sources of liquidity for the years ended December 31, 2004 through 2008.

Cash Flow and Liquidity Trends

($ IN BILLIONS)	2008	2007	2006	2005	2004
Net cash from operating activities	$18.8	$16.1	$15.0	$14.9	$15.3
Cash and short-term marketable securities	$12.9	$16.1	$10.7	$13.7	$10.6
Committed global credit facilities	$10.0	$10.0	$10.0	$10.0	$10.0
Trade receivables securitization facility	$—	$—	$—	$0.5	$0.5

The major rating agencies’ ratings on the company’s debt securities at December 31, 2008 appear in the following table. All ratings remain unchanged from December 31, 2007. The company has no contractual arrangements that, in the event of a change in credit rating, would result in a material adverse effect on its financial position or liquidity. The company believes its earnings and cash flow growth provide sufficient flexibility within the existing credit ratings to continue to execute its current investment, dividend and acquisition strategies, as well as refinance maturing debt when required.

Moody’s
	Standard	Investors
	& Poor’s	Service	Fitch
Senior long-term debt	A+	A1	A+
Commercial paper	A-1	Prime-1	F1

The company prepares its Consolidated Statement of Cash Flows in accordance with Statement of Financial Accounting Standards (SFAS) No. 95, “Statement of Cash Flows,” on page 62 and highlights causes and events underlying sources and uses of cash in that format on pages 34 and 35. For purposes of running its business, the company manages, monitors and analyzes cash flows in a different format.

As discussed on page 53, a key objective of the company’s Global Financing business is to generate strong return on equity. Increasing receivables is the basis for growth in a financing business. Accordingly, management considers Global Financing receivables as a profit-generating investment, not as working capital that should be minimized for efficiency. After classifying Global Financing accounts receivables as an investment, the remaining net operational cash flow less capital expenditures is viewed by the company as the free cash flow available for investment and distribution to shareholders.

From the perspective of how management views cash flow, in 2008, free cash flow was $14.3 billion, an increase of $1.9 billion compared to 2007. This cash performance was driven primarily by the growth in net income from continuing operations, controls on capital spending and lower retirement-related funding year over year.

Over the past five years, the company generated over $55 billion in free cash flow available for investment and distribution to shareholders. During that period, the company invested $14.3 billion in strategic acquisitions and returned over $61 billion to shareholders through dividends and share repurchases. The amount of prospective returns to shareholders in the form of dividends and share repurchases will vary based upon several factors including each year’s operating results, capital expenditure requirements, research and development and acquisitions, as well as the factors discussed on page 47.

The company’s Board of Directors meets quarterly to consider the dividend payment. The company expects to fund dividend payments through cash from operations. In the second quarter of 2008, the Board of Directors increased the company’s quarterly common stock dividend from $0.40 to $0.50 per share.

The table below represents the way in which management reviews cash flow as described above.

($ IN BILLIONS)
For the year ended December 31:	2008	2007	2006	2005	2004
Net cash from operating activities (Continuing Operations)	$18.8	$16.1	$15.0	$14.9	$15.3
Less: Global Financing accounts receivable	(0.0)	(1.3)	(0.3)	1.8	2.5
Net cash from operating activities (Continuing Operations), excluding Global Financing receivables	18.8	17.4	15.3	13.1	12.9
Capital expenditures, net	(4.5)	(5.0)	(4.7)	(3.5)	(3.7)
Free cash flow (excluding Global Financing accounts receivable)	14.3	12.4	10.5	9.6	9.1
Acquisitions	(6.3)	(1.0)	(3.8)	(1.5)	(1.7)
Divestitures	0.1	0.3	—	0.9	—
Share repurchase	(10.6)	(18.8)	(8.1)	(7.7)	(7.1)
Dividends	(2.6)	(2.1)	(1.7)	(1.2)	(1.2)
Non-Global Financing debt	(3.2)	10.9	(1.1)	1.2	0.7
Other (includes Global Financing accounts receivable and Global Financing debt)	5.0	3.8	1.1	1.9	3.1
CHANGE IN CASH, CASH EQUIVALENTS AND SHORT-TERM MARKETABLE SECURITIES	$(3.2)	$5.5	$(3.0)	$3.1	$2.9

Management Discussion	18
ROAD MAP	18
FORWARD-LOOKING AND CAUTIONARY STATEMENTS	18
MANAGEMENT DISCUSSION SNAPSHOT	19
DESCRIPTION OF BUSINESS	20
YEAR IN REVIEW	25
PRIOR YEAR IN REVIEW	39
DISCONTINUED OPERATIONS	44
OTHER INFORMATION	44
GLOBAL FINANCING	53
Report Of Management	58
Report Of Independent Registered Public Accounting Firm	59
Consolidated Statements	60
Notes	66

Events that could temporarily change the historical cash flow dynamics discussed on page 46 include significant changes in operating results, material changes in geographic sources of cash, unexpected adverse impacts from litigation or future pension funding requirements during periods of severe downturn in the capital markets. Whether any litigation has such an adverse impact will depend on a number of variables, which are more completely described on pages 97 to 99. With respect to pension funding, in 2008, the company contributed $917 million to its non-U.S. defined benefit plans, versus $503 million in 2007. Also, in 2007, the company made a $500 million voluntary cash contribution to the U.S. nonpension postretirement plan. As highlighted in the Contractual Obligations table below, the company expects to make legally mandated pension plan contributions to certain non-U.S. plans of approximately $5.6 billion in the next five years. The 2009 contributions are expected to be approximately $1 billion. Financial market performance in 2009 could increase the legally mandated minimum contributions in certain non-U.S. countries that require more frequent remeasurement of the funded status. The company is not quantifying any further impact from pension funding because it is not possible to predict future movements in the capital markets or pension plan funding regulations.

The Pension Protection Act of 2006 (the Act) was enacted into law in 2006, and, among other things, increases the funding requirements for certain U.S. defined benefit plans beginning after December 31, 2007. No mandatory contribution is required for the U.S. defined benefit plan in 2009 or 2010 as of December 31, 2008.

Contractual Obligations

	Total Contractual	Payments due in
($ IN MILLIONS)	Payment Stream	2009	2010-11	2012-13	After 2013
Long-term debt obligations	$30,289	$8,874	$5,190	$5,595	$10,630
Interest on long-term debt obligations	16,437	1,382	2,264	1,821	10,969
Capital (finance) lease obligations	213	57	78	40	38
Operating lease obligations	5,969	1,481	2,312	1,362	814
Purchase obligations	1,280	568	512	133	67
Other long-term liabilities:
Minimum pension funding (mandated)*	5,582	974	2,467	2,141	—
Executive compensation	894	60	136	157	541
Long-term termination benefits	2,230	571	285	229	1,145
Tax reserves**	3,485	163	—	—	—
Other	788	81	126	79	502
Total	$67,167	$14,212	$13,370	$11,557	$24,706

*                 Represents future pension contributions that are mandated by local regulations or statute, all associated with non-U.S. pension plans. The projected payments beyond 2013 are not currently determinable. See note U, “Retirement-Related Benefits,” on pages 106 to 116 for additional information on the non-U.S. plans’ investment strategies and expected contributions and for information regarding the company’s unfunded pension plans of $20,086 million at December 31, 2008.

**          These amounts represent the liability for unrecognized tax benefits under FIN 48. The company estimates that approximately $163 million of the liability is expected to be settled within the next 12 months. The settlement period for the noncurrent portion of the income tax liability cannot be reasonably estimated as the timing of the payments will depend on the progress of tax examinations with the various tax authorities; however, it is not expected to be due within the next 12 months.

Total contractual obligations are reported in the table on page 47 excluding the effects of time value and therefore, may not equal the amounts reported in the Consolidated Statement of Financial Position. Total contractual obligations increased $23.8 billion from the amount reported in the 2007 Annual Report primarily due to the addition of interest on long-term debt obligations ($16.4 billion), which was not previously reported, and an increase in long-term debt obligations ($4.2 billion), including current (2009) maturities.

Purchase obligations include all commitments to purchase goods or services of either a fixed or minimum quantity that meet any of the following criteria: (1) they are noncancelable, (2) the company would incur a penalty if the agreement was canceled, or (3) the company must make specified minimum payments even if it does not take delivery of the contracted products or services (take-or-pay). If the obligation to purchase goods or services is noncancelable, the entire value of the contract is included in the table above. If the obligation is cancelable, but the company would incur a penalty if canceled, the dollar amount of the penalty is included as a purchase obligation. Contracted minimum amounts specified in take-or-pay contracts are also included in the table as they represent the portion of each contract that is a firm commitment.

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

The company has no off-balance sheet arrangements that have, or are reasonably likely to have, a material current or future effect on financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources. See the table on page 47 for the company’s contractual obligations and note O, “Contingencies and Commitments,” on pages 97 to 99, for detailed information about the company’s guarantees, financial commitments and indemnification arrangements. The company does not have retained interests in assets transferred to unconsolidated entities or other material off-balance sheet interests or instruments.

CRITICAL ACCOUNTING ESTIMATES

The application of GAAP requires the company to make estimates and assumptions about future events that directly affect its reported financial condition and operating performance. The accounting estimates and assumptions discussed in this section are those that the company considers to be the most critical to its financial statements. An accounting estimate is considered critical if both (a) the nature of the estimate or assumption is material due to the levels of subjectivity and judgment involved, and (b) the impact within a reasonable range of outcomes of the estimate and assumption is material to the company’s financial condition or operating performance. Senior management has discussed the development, selection and disclosure of these estimates with the Audit Committee of the company’s Board of Directors. The company’s significant accounting policies are described in note A, “Significant Accounting Policies,” on pages 66 to 76.

A quantitative sensitivity analysis is provided where that information is reasonably available, can be reliably estimated and provides material information to investors. The amounts used to assess sensitivity (e.g., 1 percent, 10 percent, etc.) are included to allow users of the Annual Report to understand a general direction cause and effect of changes in the estimates and do not represent management’s predictions of variability. For all of these estimates, it should be noted that future events rarely develop exactly as forecast, and estimates require regular review and adjustment.

Pension Assumptions

For defined benefit pension plans, the measurement of the company’s benefit obligation and net periodic pension cost/(income) requires the use of certain assumptions, including, among others, estimates of discount rates and expected return on plan assets. See note U, “Retirement-Related Benefits,” on pages 106 to 116 for a description of the company’s defined benefit pension plans.

Changes in the discount rate assumptions will impact the service cost, (gain)/loss amortization and interest cost components of the net periodic pension cost/(income) calculation (see page 112 for information regarding the discount rate assumptions) and the projected benefit obligation (PBO). As presented on page 112, the company decreased the discount rate assumption for the IBM Personal Pension Plan (PPP), a U.S.-based defined benefit plan, by 25 basis points to 5.75 percent on December 31, 2008. This change will increase pre-tax cost and expense recognized in 2009 by approximately $71 million. If the discount rate assumption for the PPP increased by 25 basis points on December 31, 2008, pre-tax cost and expense recognized in 2009 would have decreased by approximately $67 million. Changes in the discount rate assumptions will impact the PBO which, in turn, may impact the company’s funding decisions if the PBO exceeds plan assets. Each 25 basis point increase or decrease in the discount rate

Management Discussion	18
ROAD MAP	18
FORWARD-LOOKING AND CAUTIONARY STATEMENTS	18
MANAGEMENT DISCUSSION SNAPSHOT	19
DESCRIPTION OF BUSINESS	20
YEAR IN REVIEW	25
PRIOR YEAR IN REVIEW	39
DISCONTINUED OPERATIONS	44
OTHER INFORMATION	44
GLOBAL FINANCING	53
Report Of Management	58
Report Of Independent Registered Public Accounting Firm	59
Consolidated Statements	60
Notes	66

will cause a corresponding decrease or increase, respectively, in the PPP’s PBO of an estimated $1.2 billion based upon December 31, 2008 data. Page 110 presents the PPP’s PBO and plan assets as of December 31, 2008.

The expected long-term return on plan assets is used in calculating the net periodic pension (income)/cost. The differences between the actual return on plan assets and expected long-term return on plan assets are recognized over five years in the expected return on plan assets line within net periodic pension cost/(income) and also as a component of gains/losses in accumulated gains and (losses) not affecting retained earnings, which is recognized over the service lives of the employees in the plan, provided such amounts exceed certain thresholds which are based upon the obligation or the value of plan assets, as provided by accounting standards.

To the extent the outlook for long-term returns changes such that management changes its expected long-term return on plan assets assumption, each 50 basis point increase or decrease in the expected long-term return on PPP plan assets assumption will have an estimated decrease or increase, respectively, of $251 million on the following year’s pre-tax net periodic pension cost/(income) (based upon the PPP’s plan assets at December 31, 2008 and assuming no contributions are made in 2009). As presented on page 112, the company did not change its expected long-term return on plan assets assumption on December 31, 2008.

The company may voluntarily make contributions or be required, by law, to make contributions to its pension plans. Actual return on pension plan assets that differ from the expected long-term return on plan asset assumptions, may result in more or less future contributions than is planned by management.

Impacts of these types of changes on the company’s defined benefit pension plans in other countries worldwide will vary depending upon the status of each respective plan.

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

Revenue recognition is also impacted by the company’s ability to estimate sales incentives, expected returns and allowances for uncollectible receivables. The company considers various factors, including a review of specific transactions, the credit-worthiness of the customers, historical experience and market and economic conditions when calculating these provisions and allowances. Estimates are evaluated each quarter to assess the adequacy of the estimates. If these estimates were changed by 10 percent in 2008, net income would be impacted by $90 million (excluding Global Financing receivables reserves discussed on pages 50 and 51).

Costs to Complete Service Contracts

The company enters into numerous service contracts through its GTS and GBS businesses. During the contractual period, revenue, cost and profits may be impacted by estimates of the ultimate profitability of each contract, especially contracts for which the company uses the percentage-of-completion (POC) method of accounting. If at any time these estimates indicate the POC contract will be unprofitable, the entire estimated loss for the remainder of the contract is recorded immediately in cost. The company performs ongoing profitability analyses of its services contracts in order to determine whether the latest estimates require updating. Key factors reviewed by the company to estimate the future costs to complete each contract are future labor costs, future product costs and productivity efficiencies. Contract loss provisions recorded as a component of other accrued expenses and liabilities are approximately $24 million and $41 million at December 31, 2008 and December 31, 2007, respectively.

Income Taxes

The company is subject to income taxes in the U.S. and numerous foreign jurisdictions. Significant judgments are required in determining the consolidated provision for income taxes.

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

Significant judgment is also required in determining any valuation allowance recorded against deferred tax assets. In assessing the need for a valuation allowance, management considers all available evidence for each jurisdiction including past operating results, estimates of future taxable income and the feasibility of ongoing tax planning strategies. In the event that the company changes its determination as to the amount of deferred tax assets that can be realized, the company will adjust its valuation allowance with a corresponding impact to income tax expense in the period in which such determination is made.

To the extent that the provision for income taxes increases/decreases by 1 percent of income from continuing operations before income taxes, consolidated income from continuing operations would have decreased/improved by $167 million in 2008.

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

Valuation of Goodwill

The company reviews goodwill for impairment annually and whenever events or changes in circumstances indicate the carrying value of goodwill may not be recoverable in accordance with SFAS No. 142, “Goodwill and Other Intangible Assets.” The provisions of SFAS No. 142 require that the company perform a two-step impairment test. In the first step, the company compares the fair value of each reporting unit to its carrying value. The company determines the fair value of its reporting units based on the income approach. Under the income approach, the company calculates the fair value of a reporting unit based on the present value of estimated future cash flows. If the fair value of the reporting unit exceeds the carrying value of the net assets assigned to that unit, goodwill is not impaired. If the carrying value of the net assets assigned to the reporting unit exceeds the fair value of the reporting unit, then the second step of the impairment test is performed in order to determine the implied fair value of the reporting unit’s goodwill. If the carrying value of a reporting unit’s goodwill exceeds its implied fair value, then the company records an impairment loss equal to the difference.

Determining the fair value of a reporting unit is judgmental in nature and involves the use of significant estimates and assumptions. These estimates and assumptions include revenue growth rates and operating margins used to calculate projected future cash flows, discount rates and future economic and market conditions. The company’s estimates are based upon assumptions believed to be reasonable, but which are inherently uncertain and unpredictable. These valuations require the use of management’s assumptions, which would not reflect unanticipated events and circumstances that may occur.

The company’s annual goodwill impairment analysis, which the company performed during the fourth quarter of 2008, did not result in an impairment charge. The excess of fair value over carrying value for each of the company’s reporting units as of September 30, 2008, the annual testing date, ranged from approximately $2.0 billion to approximately $36.0 billion. In order to evaluate the sensitivity of the fair value calculations on the goodwill impairment test, the company applied a hypothetical 10 percent decrease to the fair values of each reporting unit. This hypothetical 10 percent decrease would result in excess fair value over carrying value ranging from approximately $1.8 billion to approximately $31.3 billion for each of the company’s reporting units.

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

Financing Receivables Reserves

The Global Financing business reviews its financing receivables portfolio at least quarterly in order to assess collectibility. A description of the methods used by management to estimate the amount of uncollectible receivables is included on page 75. Factors that could result in actual receivable losses that are materially different from the estimated reserve include sharp changes in the economy, or a significant change in the economic health of a particular industry segment that represents a concentration in Global Financing’s receivables portfolio.

Management Discussion	18
ROAD MAP	18
FORWARD-LOOKING AND CAUTIONARY STATEMENTS	18
MANAGEMENT DISCUSSION SNAPSHOT	19
DESCRIPTION OF BUSINESS	20
YEAR IN REVIEW	25
PRIOR YEAR IN REVIEW	39
DISCONTINUED OPERATIONS	44
OTHER INFORMATION	44
GLOBAL FINANCING	53
Report Of Management	58
Report Of Independent Registered Public Accounting Firm	59
Consolidated Statements	60
Notes	66

To the extent that actual collectibility differs from management’s estimates currently provided for by 10 percent, Global Financing’s segment pre-tax income and the company’s consolidated income from continuing operations before income taxes would be higher or lower by an estimated $53 million (using 2008 data), depending upon whether the actual collectibility was better or worse, respectively, than the estimates.

Residual Value

Residual value represents the estimated fair value of equipment under lease as of the end of the lease. Residual value estimates impact the determination of whether a lease is classified as operating or capital. Global Financing estimates the future fair value of leased equipment by using historical models, analyzing the current market for new and used equipment and obtaining forward-looking product information such as marketing plans and technological innovations. Residual value estimates are periodically reviewed and “other than temporary” declines in estimated future residual values are recognized upon identification. Anticipated increases in future residual values are not recognized until the equipment is remarketed. Factors that could cause actual results to materially differ from the estimates include significant changes in the used-equipment market brought on by unforeseen changes in technology innovations and any resulting changes in the useful lives of used equipment.

To the extent that actual residual value recovery is lower than management’s estimates by 10 percent, Global Financing’s segment pre-tax income and the company’s consolidated income from continuing operations before income taxes would be lower by an estimated $65 million (using 2008 data). If the actual residual value recovery is higher than management’s estimates, the increase in after-tax income will be realized at the end of lease when the equipment is remarketed.

CURRENCY RATE FLUCTUATIONS

Changes in the relative values of non-U.S. currencies to the U.S. dollar affect the company’s results. At December 31, 2008, currency changes resulted in assets and liabilities denominated in local currencies being translated into fewer U.S. dollars than at year-end 2007. The company uses a variety of financial hedging instruments to limit specific currency risks related to financing transactions and other foreign currency-based transactions. Further discussion of currency and hedging appears in note L, “Derivatives and Hedging Transactions,” on pages 90 to 94.

In 2008, the company’s revenue increased 4.9 percent as reported and 2.3 percent adjusted for currency. In the first nine months of 2008, revenue increased 9.6 percent as reported and 3.7 percent adjusted for currency. This currency benefit reversed in the fourth quarter, as revenue declined 6.4 percent as reported and 1.0 percent adjusted for currency, driven from the company’s operations in currencies other than the U.S. dollar. The company maintains currency hedging programs for cash planning purposes which mitigate, but do not eliminate, the volatility of currency impacts on the company’s financial results. In addition to the translation of earnings, the impact of currency changes also may affect the company’s pricing and sourcing actions. For example, the company may procure components and supplies in multiple functional currencies and sell products and services in other currencies. Since the company operates in a very competitive environment, it believes that some of this currency-based cost advantage is passed on to the client in reduced price. Therefore, it is impractical to precisely quantify the impact of currency on these transactions and on consolidated net income. However, the company estimates that the maximum effect of currency, before taking pricing or sourcing actions into account, and net of hedging activity, contributed approximately no more than 21 percent of the growth in total earnings per share in 2008. This hypothetical upper limit assumes that no currency benefit was passed through to clients in pricing actions or mitigated through sourcing actions.

For non-U.S. subsidiaries and branches that operate in U.S. dollars or whose economic environment is highly inflationary, translation adjustments are reflected in results of operations, as required by SFAS No. 52, “Foreign Currency Translation.” Generally, the company manages currency risk in these entities by linking prices and contracts to U.S. dollars and, as needed, by entering into foreign currency hedge contracts.

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

The company’s debt, in support of the Global Financing business and the geographic breadth of the company’s operations, contains an element of market risk from changes in interest and currency rates. The company manages this risk, in part, through the use of a variety of financial instruments including derivatives, as explained in note L, “Derivatives and Hedging Transactions,” on pages 90 to 94.

To meet disclosure requirements, the company performs a sensitivity analysis to determine the effects that market risk exposures may have on the fair values of the company’s debt and other financial instruments.

The financial instruments that are included in the sensitivity analysis comprise all of the company’s cash and cash equivalents, marketable securities, short-term and long-term loans, commercial financing and installment payment receivables, investments, long-term and short-term debt and all derivative financial instruments. The company’s portfolio of derivative financial instruments generally includes interest rate swaps, foreign currency swaps and forward contracts.

To perform the sensitivity analysis, the company assesses the risk of loss in fair values from the effect of hypothetical changes in interest rates and foreign currency exchange rates on market-sensitive instruments. The market values for interest and foreign currency exchange risk are computed based on the present value of future cash flows as affected by the changes in rates that are attributable to the market risk being measured. The discount rates used for the present value computations were selected based on market interest and foreign currency exchange rates in effect at December 31, 2008 and 2007. The differences in this comparison are the hypothetical gains or losses associated with each type of risk.

Information provided by the sensitivity analysis does not necessarily represent the actual changes in fair value that the company would incur under normal market conditions because, due to practical limitations, all variables other than the specific market risk factor are held constant. In addition, the results of the model are constrained by the fact that certain items are specifically excluded from the analysis, while the financial instruments relating to the financing or hedging of those items are included by definition. Excluded items include short-term and long-term receivables from sales-type and direct financing leases, forecasted foreign currency cash flows and the company’s net investment in foreign operations. As a consequence, reported changes in the values of some of the financial instruments impacting the results of the sensitivity analysis are not matched with the offsetting changes in the values of the items that those instruments are designed to finance or hedge.

The results of the sensitivity analysis at December 31, 2008, and December 31, 2007, are as follows:

Interest Rate Risk

At December 31, 2008, a 10 percent decrease in the levels of interest rates with all other variables held constant would result in a decrease in the fair market value of the company’s financial instruments of $353 million as compared with a decrease of $155 million at December 31, 2007. A 10 percent increase in the levels of interest rates with all other variables held constant would result in an increase in the fair value of the company’s financial instruments of $327 million as compared to an increase of $137 million at December 31, 2007. Changes in the relative sensitivity of the fair value of the company’s financial instrument portfolio for these theoretical changes in the level of interest rates are primarily driven by changes in the company’s debt maturities, interest rate profile and amount.

Foreign Currency Exchange Rate Risk

At December 31, 2008, a 10 percent weaker U.S. dollar against foreign currencies, with all other variables held constant, would result in a decrease in the fair value of the company’s financial instruments of $1,007 million as compared with a decrease of $1,000 million at December 31, 2007. Conversely, a 10 percent stronger U.S. dollar against foreign currencies, with all other variables held constant, would result in an increase in the fair value of the company’s financial instruments of $1,007 million compared with an increase of $1,000 million at December 31, 2007.

FINANCING RISKS

See the “Global Financing-Description of Business” on page 53 for a discussion of the financing risks associated with the Global Financing business and management’s actions to mitigate such risks.

EMPLOYEES AND RELATED WORKFORCE

				Yr.-to-Yr. Change
For the year ended December 31:	2008	2007	2006	2008-07	2007-06
IBM/wholly owned subsidiaries	398,455	386,558	355,766	3.1%	8.7%
Less-than-wholly owned subsidiaries	11,642	11,769	10,720	(1.1)	9.8
Complementary	27,983	28,642	28,063	(2.3)	2.1

Management Discussion	18
ROAD MAP	18
FORWARD-LOOKING AND CAUTIONARY STATEMENTS	18
MANAGEMENT DISCUSSION SNAPSHOT	19
DESCRIPTION OF BUSINESS	20
YEAR IN REVIEW	25
PRIOR YEAR IN REVIEW	39
DISCONTINUED OPERATIONS	44
OTHER INFORMATION	44
GLOBAL FINANCING	53
Report Of Management	58
Report Of Independent Registered Public Accounting Firm	59
Consolidated Statements	60
Notes	66

As a globally integrated enterprise, the company operates in over 170 countries and is continuing to refocus its business on the higher value segments of enterprise computing. The company also continues to rebalance its workforce globally to improve its global reach and competitiveness and to reflect the changing geographic mix of its business.

In 2008, total employees at IBM and its wholly owned subsidiaries increased 11,897 compared with 2007. The U.S. remained the largest country, with 115,000 employees, while resources increased in Asia Pacific and Latin America and were essentially flat in Europe.

The company continues to add resources aggressively in emerging markets, particularly in the BRIC countries — Brazil, Russia, India and China — where employment totals approximately 113,000.

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

The mission of Global Financing is to facilitate clients’ acquisition of IBM hardware, software and services.

Global Financing invests in financing assets, leverages with debt and manages the associated risks with the objective of generating consistently strong returns on equity. The primary focus on the company’s products and clients mitigates many of the risks normally associated with a financing company. Global Financing has the benefit of both a deep knowledge of its client base and a clear insight into the products that are being financed. This combination allows Global Financing to effectively manage two of the major risks (credit and residual value) that are normally associated with financing.

Global Financing is comprised of three lines of business:

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

•          Remarketing sells and leases used equipment to new or existing clients both externally and internally. This equipment is primarily sourced from the conclusion of lease transactions. Externally-remarketed equipment revenue represents sales or leases to clients and resellers. Internally-remarketed equipment revenue primarily represents used equipment that is sold or leased internally to the Systems and Technology and Global Services segments. The Systems and Technology segment may also sell the equipment that it purchases from Global Financing to external clients.

In addition to the overall health of the economy and its impact on corporate IT budgets, key drivers of Global Financing’s results are interest rates and originations. Interest rates directly impact Global Financing’s business by increasing or decreasing both financing revenue and the associated borrowing costs. Originations, which determine the asset base of Global Financing’s annuity-like business, are impacted by IBM’s non-Global Financing sales volumes and Global Financing’s participation rates. Participation rates are the propensity of IBM’s clients to finance their purchases through Global Financing in lieu of paying IBM up-front cash or financing through a third party.

RESULTS OF OPERATIONS

($ IN MILLIONS)
For the year ended December 31:	2008	2007	2006
External revenue	$2,559	$2,502	$2,365
Internal revenue	1,892	1,482	1,527
Total revenue	4,451	3,984	3,892
Cost	1,887	1,819	1,773
Gross profit	$2,564	$2,165	$2,119
Gross profit margin	57.6%	54.4%	54.5%
Pre-tax income	$1,617	$1,386	$1,455
After-tax income*	$1,049	$877	$914
Return on equity*	29.4%	26.1%	29.5%

*	See page 57 for the details of the after-tax income and return on equity calculation.

The increase in 2008 revenue, as compared to 2007, was primarily due to:

•          An increase in external revenue of 2.3 percent (flat adjusted for currency), due to growth in financing revenue (up 7.9 percent to $1,939 million), partially offset by a decrease in used equipment sales (down 12.0 percent to $620 million); and

•          Growth in internal revenue of 27.7 percent primarily driven by an increase in used equipment sales to the Systems and Technology segment (up 47.2 percent to $1,148 million) and an increase in internal financing (up 6.0 percent to $744 million).

The increase in external and internal financing revenue was due to higher average asset balances and higher asset yields.

Global Financing gross profit increased 18.4 percent compared to 2007, with gross margin increasing 3.3 points. This was due to higher margins on financing and used equipment sales.

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

Global Financing gross profit increased 2.2 percent in 2007 versus 2006, with gross margin declining 0.1 point. This was due to higher margin used equipment sales largely offset by margin compression on financing revenue due to higher borrowing costs.

Global Financing pre-tax income increased 16.7 percent in 2008 versus 2007, compared to a decrease of 4.7 percent in 2007 versus 2006. The increase in 2008 was driven by the increase in gross profit of $399 million, partially offset by an increase in accounts receivable provisions of $159 million. The decrease in 2007 was driven by an increase of $90 million in accounts receivable provisions, partially offset by the increase in gross profit of $46 million. The increase in accounts receivable provisions in 2008 was primarily due to current economic conditions. Overall accounts receivable coverage rate is 2.0 percent at December 31, 2008, an increase of 0.7 points versus 2007.

The increase in return on equity from 2007 to 2008 was primarily due to higher after-tax income, while the decrease from 2006 to 2007 was primarily due to lower after-tax income.

FINANCIAL CONDITION

Balance Sheet

($ IN MILLIONS)
At December 31:	2008	2007
Cash and cash equivalents	$1,269	$755
Net investment in sales-type and direct financing leases	10,203	10,876
Equipment under operating leases:
External clients(a)	2,139	2,401
Internal clients(b)(c)	1,709	1,872
Client loans	10,615	10,667
Total client financing assets	24,667	25,816
Commercial financing receivables	5,875	6,375
Intercompany financing receivables(b)(c)	2,957	2,984
Other receivables	396	368
Other assets	956	1,288
TOTAL ASSETS	$36,119	$37,586
Intercompany payables(b)	$5,391	$6,934
Debt(d)	24,360	24,532
Other liabilities	2,875	2,672
Total liabilities	32,626	34,138
Total equity	3,493	3,448
TOTAL LIABILITIES AND EQUITY	$36,119	$37,586

(a)	Includes intercompany mark-up, priced on an arms-length basis, on products purchased from the company’s product divisions, which is eliminated in IBM’s consolidated results.
(b)	Entire amount eliminated for purposes of IBM’s consolidated results and therefore does not appear on page 61.
(c)	These assets, along with all other financing assets in this table, are leveraged at the value in the table using Global Financing debt.
(d)

Global Financing debt is comprised of intercompany loans and external debt. A portion of Global Financing debt is in support of the company’s internal business, or related to intercompany mark-up embedded in the Global Financing assets. See table on page 57.

Sources and Uses of Funds

The primary use of funds in Global Financing is to originate client and commercial financing assets. Client financing assets for end users consist primarily of IBM hardware, software and services, but also include non-IBM equipment, software and services to meet IBM clients’ total solutions requirements. Client financing assets are primarily sales type, direct financing and operating leases for equipment, as well as loans for hardware, software and services with terms generally for two to seven years. Global Financing’s client loans are primarily for software and services and are unsecured. These loans are subjected to additional credit analysis in order to mitigate the associated risk and, when deemed necessary, covenants are put into agreements to protect against credit deterioration during the life of the obligation. Client financing also includes internal activity as described on page 53.

Management Discussion	18
ROAD MAP	18
FORWARD-LOOKING AND CAUTIONARY STATEMENTS	18
MANAGEMENT DISCUSSION SNAPSHOT	19
DESCRIPTION OF BUSINESS	20
YEAR IN REVIEW	25
PRIOR YEAR IN REVIEW	39
DISCONTINUED OPERATIONS	44
OTHER INFORMATION	44
GLOBAL FINANCING	53
Report Of Management	58
Report Of Independent Registered Public Accounting Firm	59
Consolidated Statements	18
Notes	66

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

Approximately 97 percent of Global Financing’s external financing assets are in the segment’s core competency of technology equipment and solutions financing. At December 31, 2008, approximately 60 percent of the external portfolio is with investment grade clients with no exposure to consumers or mortgage-lending institutions.

Originations

The following are total external and internal financing originations.

($ IN MILLIONS)
For the year ended December 31:	2008	2007	2006
Client financing:
External	$14,790	$14,171	$13,087
Internal	1,039	1,040	1,214
Commercial financing	32,078	30,541	27,969
TOTAL	$47,907	$45,752	$42,270

Cash collections exceeded new financing originations for both client and commercial financing in 2008. When combined with currency impacts, this resulted in a net decrease in financing assets from December 31, 2007. The increase in originations in 2008 from 2007, as well as the increase in 2007 versus 2006, was due to improving volumes in both client and commercial financing.

Cash generated by Global Financing in 2008 was primarily deployed to pay the intercompany payables and dividends to IBM.

Global Financing Receivables and Allowances

The following table presents external financing receivables, excluding residual values, and the allowance for doubtful accounts.

($ IN MILLIONS)
At December 31:	2008	2007
Gross financing receivables	$26,599	$27,642
Specific allowance for doubtful accounts	386	230
Unallocated allowance for doubtful accounts	144	138
Total allowance for doubtful accounts	530	368
Net financing receivables	$26,069	$27,274
Allowance for doubtful account coverage	2.0%	1.3%

Roll-Forward of Financing Receivables Allowance for Doubtful Accounts

		Additions/
($ IN MILLIONS)	Allowance	(Reductions)		Dec. 31,
Jan. 1, 2008	Used*	A/R provision	Other**	2008

$368	$(63)	$229	$(4)	$530

*	Represents reserved receivables, net of recoveries, that were disposed of during the period.
**	Primarily represents translation adjustments.

The percentage of financing receivables reserved increased from 1.3 percent at December 31, 2007, to 2.0 percent at December 31, 2008 primarily due to the increase in the specific allowance for doubtful accounts. Specific reserves increased 67.8 percent from $230 million at December 31, 2007 to $386 million at December 31, 2008 due to current economic conditions. Unallocated reserves increased 4.3 percent from $138 million at December 31, 2007, to $144 million at December 31, 2008. Global Financing’s bad debt expense was an addition of $229 million for 2008 and an addition of $70 million for 2007. The increase was primarily attributed to the growth of the specific reserves.

Residual Value

Residual value is a risk unique to the financing business and management of this risk is dependent upon the ability to accurately project future equipment values at lease inception. Global Financing has insight into product plans and cycles for the IBM products under lease. Based upon this product information, Global Financing continually monitors projections of future equipment values and compares them with the residual values reflected in the portfolio. See note A, “Significant Accounting Policies,” on page 75 for the company’s accounting policy for residual values.

Global Financing optimizes the recovery of residual values by selling assets sourced from end of lease, leasing used equipment to new clients, or extending lease arrangements with current clients. Sales of equipment, which are primarily sourced from equipment returned at end of lease, represented 39.7 percent of Global Financing’s revenue in 2008 and 37.3 percent in 2007. The increase was driven primarily by the increase in internal used equipment sales to the Systems and Technology segment. The gross margin on these sales was 50.0 percent and 43.7 percent in 2008 and 2007, respectively. The increase is primarily driven by a shift in mix toward higher margin internal used equipment sales.

The table on page 56 presents the recorded amount of unguaranteed residual value for sales-type, direct financing and operating leases at December 31, 2007 and 2008. In addition, the table presents the residual value as a percentage of the original amount financed, and a schedule of when the unguaranteed residual value assigned to equipment on leases at December 31, 2008 is expected to be returned to the company. In addition to the unguaranteed residual value, on a limited basis, Global Financing obtains guarantees of the future value of the equipment to be returned at end of lease. These third-party guarantees are included in minimum lease payments as provided for by accounting standards in the determination of lease classifications for the covered equipment and provide protection against risk of loss arising from declines in equipment values for these assets. The residual value guarantee increases the minimum lease payments that are utilized in determining the classification of a lease as a sales-type lease or an operating lease. The aggregate asset values associated with the guarantees were $1,083 million and $682 million for financing transactions originated during the years ended December 31, 2008 and 2007, respectively. In 2008, the residual value guarantee program resulted in the company recognizing approximately $489 million of revenue that would otherwise have been recognized in future periods as operating lease revenue. If the company had chosen to not participate in a residual value program in 2008 and prior years, the 2008 impact would be substantially mitigated by the effect of prior year asset values being recognized as operating lease revenue in the current year. The associated aggregate guaranteed future values at the scheduled end of lease were $56 million and $38 million for financing transactions originated during the same time periods, respectively. The cost of guarantees was $7 million for the year ended December 31, 2008, and $5 million for the year ended December 31, 2007.

Unguaranteed Residual Value

	Total		Estimated Run Out of 2008 Balance
($ IN MILLIONS)	2007	2008	2009	2010	2011	2012 and Beyond
Sales-type and direct financing leases	$915	$916	$208	$255	$268	$185
Operating leases	421	378	139	120	85	34
TOTAL UNGUARANTEED RESIDUAL VALUE	$1,336	$1,294	$347	$375	$353	$219
Related original amount financed	$24,517	$23,165
Percentage	5.4%	5.6%

Debt

At December 31:	2008		2007
Debt-to-equity ratio	7.0	x	7.1	x

The company funds Global Financing through borrowings using a debt-to-equity ratio target of approximately 7 to 1. The debt used to fund Global Financing assets is composed of intercompany loans and external debt. The terms of the intercompany loans are set by the company to substantially match the term and currency underlying the financing receivable and are based on arm’s-length pricing. Both assets and debt are presented in the Global Financing balance sheet on page 54.

The Global Financing business provides funding predominantly for the company’s external clients but also provides intercompany financing for the company, as described in the “Description of Business” on page 53. As previously stated, the company measures Global Financing as if it were a standalone entity and accordingly, interest expense relating to debt supporting Global Financing’s external client and internal business is included in the “Global Financing Results of Operations” on pages 53 and 54 and in note V, “Segment Information,” on pages 116 to 119.

In the company’s Consolidated Statement of Earnings on page 60, however, the external debt-related interest expense supporting Global Financing’s internal financing to the company is reclassified from cost of financing to interest expense.

The table on page 57 provides additional information on total company debt. In this table, intercompany activity is comprised of internal loans and leases at arm’s length pricing in support of Global Services’ long-term contracts and other internal activity. The company believes these assets should be appropriately levered in line with the overall Global Financing business model.

Management Discussion	18
ROAD MAP	18
FORWARD-LOOKING AND CAUTIONARY STATEMENTS	18
MANAGEMENT DISCUSSION SNAPSHOT	19
DESCRIPTION OF BUSINESS	20
YEAR IN REVIEW	25
PRIOR YEAR IN REVIEW	39
DISCONTINUED OPERATIONS	44
OTHER INFORMATION	44
GLOBAL FINANCING	53
Report Of Management	58
Report Of Independent Registered Public Accounting Firm	59
Consolidated Statements	60
Notes	66

($ IN MILLIONS)	December 31, 2008		December 31, 2007
Global Financing Segment:		$24,360		$24,532
Debt to support external clients	$20,892		$21,072
Debt to support internal clients	3,468		3,460
Non-Global Financing Segments:		9,566		10,743
Debt supporting operations	13,034		14,203
Intercompany activity	(3,468)		(3,460)
TOTAL COMPANY DEBT		$33,926		$35,274

Liquidity and Capital Resources

Global Financing is a segment of the company and as such, is supported by the company’s overall liquidity position and access to capital markets. Cash generated by Global Financing was primarily deployed to pay the intercompany payables and dividends to the company in order to maintain an appropriate debt-to-equity ratio.

RETURN ON EQUITY

($ IN MILLIONS)
At December 31:	2008	2007
Numerator:
Global Financing after-tax income(a)*	$1,049	$877
Denominator:
Average Global Financing equity(b)**	$3,572	$3,365
Global Financing return on equity(a)/(b)	29.4%	26.1%

*                 Calculated based upon an estimated tax rate principally based on Global Financing’s geographic mix of earnings as IBM’s provision for income taxes is determined on a consolidated basis.

**          Average of the ending equity for Global Financing for the last five quarters.

LOOKING FORWARD

Global Financing’s financial position provides flexibility and funding capacity which enables the company to be well positioned in the current environment. Global Financing’s assets and new financing volumes are primarily IBM products and services financed to the company’s clients and business partners, and substantially all financing assets are IT related assets which provide a stable base of business for future growth.

The company’s System z and high-end converged System p servers announced in 2008 are a significant financing opportunity. Global Financing’s offerings are competitive and available to clients as a result of the company’s borrowing cost and access to the capital markets. Overall, Global Financing’s originations will be dependent upon the demand for IT products and services as well as client participation rates.

Although funding costs have risen, IBM has continued to access both the short-term commercial paper market and the medium and long-term debt markets. A protracted period where IBM could not access the capital markets would likely lead to a slowdown in originations.

Interest rates and the overall economy (including currency fluctuations) will have an effect on both revenue and gross profit. The company’s interest rate risk management policy, however, combined with the Global Financing pricing strategy, should mitigate gross margin erosion due to changes in interest rates.

The economy could impact the credit quality of the Global Financing receivables portfolio and therefore the level of provision for bad debts. Global Financing will continue to apply rigorous credit policies in both the origination of new business and the evaluation of the existing portfolio.

As discussed on pages 55 and 56, Global Financing has historically been able to manage residual value risk both through insight into the company’s product cycles, as well as through its remarketing business.

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

To assure the effective administration of internal controls, we carefully select and train our employees, develop and disseminate written policies and procedures, provide appropriate communication channels and foster an environment conducive to the effective functioning of controls. We believe that it is essential for the company to conduct its business affairs in accordance with the highest ethical standards, as set forth in the IBM Business Conduct Guidelines. These guidelines, translated into numerous languages, are distributed to employees throughout the world, and re-emphasized through internal programs to assure that they are understood and followed.

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

Management conducted an evaluation of the effectiveness of internal control over financial reporting based on the framework in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this evaluation, management concluded that the company’s internal control over financial reporting was effective as of December 31, 2008.

Samuel J. Palmisano
Chairman of the Board,
President and Chief Executive Officer
February 24, 2009

Mark Loughridge
Senior Vice President,
Chief Financial Officer
February 24, 2009

Management Discussion	18
ROAD MAP	18
FORWARD-LOOKING AND CAUTIONARY STATEMENTS	18
MANAGEMENT DISCUSSION SNAPSHOT	19
DESCRIPTION OF BUSINESS	20
YEAR IN REVIEW	25
PRIOR YEAR IN REVIEW	39
DISCONTINUED OPERATIONS	44
OTHER INFORMATION	44
GLOBAL FINANCING	53
Report Of Management	58
Report Of Independent Registered Public Accounting Firm	59
Consolidated Statements	60
Notes	66

Report of Independent Registered Public Accounting Firm INTERNATIONAL BUSINESS MACHINES CORPORATION and Subsidiary Companies

TO THE STOCKHOLDERS AND BOARD OF DIRECTORS OF INTERNATIONAL BUSINESS MACHINES CORPORATION:

In our opinion, the accompanying Consolidated Financial Statements appearing on pages 60 through 119 present fairly, in all material respects, the financial position of International Business Machines Corporation and its subsidiaries at December 31, 2008 and 2007 and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2008 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting appearing on page 58. Our responsibility is to express opinions on these financial statements and on the Company’s internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

As discussed in note B to the financial statements, the Company adopted the provisions of Statement of Financial Accounting Standards No. 158, “Employers Accounting for Defined Benefit Pension and Other Postretirement Plans,” as of December 31, 2006.

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

PricewaterhouseCoopers LLP
New York, New York
February 24, 2009

Consolidated Statement of Earnings INTERNATIONAL BUSINESS MACHINES CORPORATION and Subsidiary Companies

($ IN MILLIONS EXCEPT PER SHARE AMOUNTS) For the year ended December 31:	Notes	2008	2007	2006
REVENUE:
Services		$58,892	$54,057	$48,328
Sales		42,156	42,202	40,716
Financing		2,582	2,526	2,379
TOTAL REVENUE		103,630	98,786	91,424
COST:
Services		40,937	39,160	35,065
Sales		15,776	16,552	16,882
Financing		1,256	1,345	1,182
TOTAL COST		57,969	57,057	53,129
GROSS PROFIT		45,661	41,729	38,295
EXPENSE AND OTHER INCOME:
Selling, general and administrative		23,386	22,060	20,259
Research, development and engineering	Q	6,337	6,153	6,107
Intellectual property and custom development income		(1,153)	(958)	(900)
Other (income) and expense		(298)	(626)	(766)
Interest expense	K&L	673	611	278
TOTAL EXPENSE AND OTHER INCOME		28,945	27,240	24,978
INCOME FROM CONTINUING OPERATIONS BEFORE INCOME TAXES		16,715	14,489	13,317
Provision for income taxes	P	4,381	4,071	3,901
INCOME FROM CONTINUING OPERATIONS		12,334	10,418	9,416
DISCONTINUED OPERATIONS:
Income/(loss) from discontinued operations, net of tax		—	(00)	76
NET INCOME		$12,334	$10,418	$9,492
EARNINGS/(LOSS) PER SHARE OF COMMON STOCK:
ASSUMING DILUTION:
Continuing operations	R	$8.93	$7.18	$6.06
Discontinued operations		—	(0.00)	0.05
TOTAL	R	$8.93	$7.18	$6.11
BASIC:
Continuing operations	R	$9.07	$7.32	$6.15
Discontinued operations	R	—	(0.00)	0.05
TOTAL	R	$9.07	$7.32	$6.20
WEIGHTED-AVERAGE NUMBER OF COMMON SHARES OUTSTANDING:
Assuming dilution		1,381,773,136	1,450,570,579	1,553,535,384
Basic		1,359,769,923	1,423,039,793	1,530,806,987

The accompanying notes on pages 66 through 119 are an integral part of the financial statements.

Management Discussion	18
Report Of Management	58
Report Of Independent Registered Public Accounting Firm	59
Consolidated Statements	60
Notes	66

Consolidated Statement of Financial Position
INTERNATIONAL BUSINESS MACHINES CORPORATION and Subsidiary Companies

($ IN MILLIONS EXCEPT PER SHARE AMOUNTS) At December 31:	Notes	2008	2007
ASSETS
Current assets:
Cash and cash equivalents		$12,741	$14,991
Marketable securities	E	166	1,155
Notes and accounts receivable — trade (net of allowances of $226 in 2008 and $241 in 2007)		10,906	11,428
Short-term financing receivables (net of allowances of $351 in 2008 and $296 in 2007)	G	15,477	16,289
Other accounts receivable (net of allowances of $55 in 2008 and $13 in 2007)		1,172	1,072
Inventories	F	2,701	2,664
Deferred taxes	P	1,542	1,687
Prepaid expenses and other current assets		4,299	3,891
Total current assets		49,004	53,177
Plant, rental machines and other property	H	38,445	38,584
Less: Accumulated depreciation	H	24,140	23,503
Plant, rental machines and other property — net	H	14,305	15,081
Long-term financing receivables (net of allowances of $179 in 2008 and $58 in 2007)	G	11,183	11,603
Prepaid pension assets	U	1,601	17,417
Deferred taxes*	P	7,270	1,513
Goodwill	J	18,226	14,285
Intangible assets — net	J	2,878	2,107
Investments and sundry assets*	I	5,058	5,248
TOTAL ASSETS		$109,524	$120,431
LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Taxes	P	$2,743	$3,673
Short-term debt	K&L	11,236	12,235
Accounts payable		7,014	8,054
Compensation and benefits		4,623	4,645
Deferred income		10,239	9,802
Other accrued expenses and liabilities		6,580	5,901
Total current liabilities		42,435	44,310
Long-term debt	K&L	22,689	23,039
Retirement and nonpension postretirement benefit obligations	U	19,452	13,582
Deferred income		3,171	3,060
Other liabilities	M	8,311	7,970
TOTAL LIABILITIES		96,058	91,962
Contingencies and Commitments	O
Stockholders’ equity:	N
Common stock, par value $.20 per share and additional paid-in capital		39,129	35,188
Shares authorized: 4,687,500,000
Shares issued (2008—2,096,981,860; 2007—2,057,607,421)
Retained earnings		70,353	60,640
Treasury stock, at cost (shares: 2008—757,885,937; 2007—672,373,283)		(74,171)	(63,945)
Accumulated gains and (losses) not affecting retained earnings	N	(21,845)	(3,414)
TOTAL STOCKHOLDERS’ EQUITY		13,465	28,470
TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY		$109,524	$120,431

* Reclassified to conform with 2008 presentation of deferred taxes, previously combined in investments and sundry assets.

The accompanying notes on pages 66 through 119 are an integral part of the financial statements.

Consolidated Statement of Cash Flows INTERNATIONAL BUSINESS MACHINES CORPORATION and Subsidiary Companies

($ IN MILLIONS) For the year ended December 31:	2008	2007	2006
CASH FLOW FROM OPERATING ACTIVITIES FROM CONTINUING OPERATIONS:
Net income	$12,334	$10,418	$9,492
(Income)/loss from discontinued operations	—	00	(76)
Adjustments to reconcile income from continuing operations to cash provided by operating activities:
Depreciation	4,140	4,038	3,907
Amortization of intangibles	1,310	1,163	1,076
Stock-based compensation	659	713	846
Deferred taxes	1,900	740	1,724
Net gain on asset sales and other	(338)	(89)	(175)
Change in operating assets and liabilities, net of acquisitions/divestitures:
Receivables (including financing receivables)	274	(1,408)	(512)
Retirement related	(1,773)	(228)	(850)
Inventories	(102)	182	112
Other assets/other liabilities	1,268	706	(881)
Accounts payable	(860)	(142)	355
NET CASH PROVIDED BY OPERATING ACTIVITIES FROM CONTINUING OPERATIONS	18,812	16,094	15,019
CASH FLOW FROM INVESTING ACTIVITIES FROM CONTINUING OPERATIONS:
Payments for plant, rental machines and other property	(4,171)	(4,630)	(4,362)
Proceeds from disposition of plant, rental machines and other property	350	537	430
Investment in software	(716)	(875)	(804)
Purchases of marketable securities and other investments*	(4,590)	(24,117)	(23,530)
Proceeds from disposition of marketable securities and other investments*	6,100	24,984	20,533
Non-operating finance receivables — net*	(16)	125	(18)
Divestiture of businesses, net of cash transferred	71	310	—
Acquisition of businesses, net of cash acquired	(6,313)	(1,009)	(3,799)
NET CASH USED IN INVESTING ACTIVITIES FROM CONTINUING OPERATIONS	(9,285)	(4,675)	(11,549)
CASH FLOW FROM FINANCING ACTIVITIES FROM CONTINUING OPERATIONS:
Proceeds from new debt	13,829	21,744	1,444
Short-term (repayments)/borrowings less than 90 days — net	(6,025)	1,674	1,834
Payments to settle debt	(10,248)	(11,306)	(3,400)
Common stock repurchases	(10,578)	(18,828)	(8,084)
Common stock transactions — other	3,774	4,123	1,685
Cash dividends paid	(2,585)	(2,147)	(1,683)
NET CASH USED IN FINANCING ACTIVITIES FROM CONTINUING OPERATIONS	(11,834)	(4,740)	(8,204)
Effect of exchange rate changes on cash and cash equivalents	58	294	201
Net cash used in discontinued operations from: Operating activities	—	(5)	(12)
Net change in cash and cash equivalents	(2,250)	6,969	(4,546)
Cash and cash equivalents at January 1	14,991	8,022	12,568
CASH AND CASH EQUIVALENTS AT DECEMBER 31	$12,741	$14,991	$8,022
SUPPLEMENTAL DATA:
Income taxes paid — net of refunds received	$2,111	$2,608	$2,068
Interest paid on debt	$1,460	$1,485	$1,202
Capital lease obligations	$41	$57	$36

*                 Non-operating finance receivables — net represents cash flows from short-term commercial financing arrangements (terms generally 30 to 90 days) with dealers and remarketers of predominantly non-IBM products. Amounts previously presented gross within purchases/proceeds of marketable securities and other investments.

The accompanying notes on pages 66 through 119 are an integral part of the financial statements.

Management Discussion	18
Report Of Management	58
Report Of Independent Registered Public Accounting Firm	59
Consolidated Statements	60
Notes	66

Consolidated Statement of Stockholders’ Equity
INTERNATIONAL BUSINESS MACHINES CORPORATION and Subsidiary Companies

				Accumulated
	Common			Gains and
	Stock and			(Losses)
	Additional	Retained	Treasury	not Affecting
($ IN MILLIONS)	Paid-in Capital	Earnings	Stock	Retained Earnings	Total
2006
Stockholders’ equity, January 1, 2006	$28,926	$44,734	$(38,546)	$(2,016)	$33,098
Net income plus gains and (losses) not affecting retained earnings:
Net income		9,492			$9,492
Gains and (losses) not affecting retained earnings (net of tax):
Net unrealized losses on cash flow hedge derivatives (net of tax benefit of $178)				(342)	(342)
Foreign currency translation adjustments (net of tax benefit of $225*)				1,020	1,020
Minimum pension liability adjustment (net of tax expense of $900)				1,881	1,881
Net unrealized gains on marketable securities (net of tax expense of $34)				53	53
Total gains and (losses) not affecting retained earnings					2,613
Adjustments to initially adopt SFAS No. 158
Prior service credits/(costs) (net of tax expense of $494)				871	871
Net gains/(losses) (net of tax benefit of $6,028)				(10,371)	(10,371)
Transition assets/(obligations) (net of tax expense of $1)				2	2
Subtotal: Net income plus gains and (losses) not affecting retained earnings and adjustments to adopt SFAS No. 158					$2,607
Cash dividends declared — common stock		(1,683)			(1,683)
Common stock issued under employee plans (27,211,279 shares)	2,322				2,322
Purchases (633,769 shares) and sales (3,489,803 shares) of treasury stock under employee plans — net		(111)	272		161
Other treasury shares purchased, not retired (97,564,462 shares)			(8,022)		(8,022)
Decrease in shares remaining to be issued in acquisition	(3)				(3)
Income tax benefits — stock transactions	26				26
STOCKHOLDERS’ EQUITY, DECEMBER 31, 2006	$31,271	$52,432	$(46,296)	$(8,901)	$28,506

* Foreign currency translation adjustments are presented gross with associated hedges shown net of tax.

The accompanying notes on pages 66 through 119 are an integral part of the financial statements.

				Accumulated
	Common			Gains and
	Stock and			(Losses)
	Additional	Retained	Treasury	not Affecting
($ IN MILLIONS)	Paid-in Capital	Earnings	Stock	Retained Earnings	Total
2007
Stockholders’ equity, January 1, 2007	$31,271	$52,432	$(46,296)	$(8,901)	$28,506
Adjustment to initially adopt FIN 48		117			117
Net income plus gains and (losses) not affecting retained earnings:
Net income		10,418			$10,418
Gains and (losses) not affecting retained earnings (net of tax):
Net unrealized losses on cash flow hedge derivatives (net of tax benefit of $32)				(123)	(123)
Foreign currency translation adjustments (net of tax benefit of $553*)				726	726
Retirement-related benefit plans:
Prior service credits (net of tax expense of $31)				44	44
Net gains/(losses) (net of tax expense of $1,913)				3,611	3,611
Amortization of prior service costs/(credits) (net of tax benefit of $50)				(85)	(85)
Amortization of net gains/(losses) (net of tax expense of $654)				1,110	1,110
Amortization of transition assets (net of tax benefit of $1)				(2)	(2)
Net unrealized gains on marketable securities (net of tax expense of $132)				206	206
Total gains and (losses) not affecting retained earnings					5,487
Subtotal: Net income plus gains and (losses) not affecting retained earnings					$15,905
Cash dividends declared — common stock		(2,147)			(2,147)
Common stock issued under employee plans (49,137,038 shares)	4,332				4,332
Purchases (1,282,131 shares) and sales (9,282,055 shares) of treasury stock under employee plans — net		(179)	729		550
Other treasury shares purchased, not retired (178,385,436 shares)	(405)		(18,378)		(18,783)
Decrease in shares remaining to be issued in acquisition	(6)				(6)
Income tax expense — stock transactions	(4)				(4)
STOCKHOLDERS’ EQUITY, DECEMBER 31, 2007	$35,188	$60,640	$(63,945)	$(3,414)	$28,470

* Foreign currency translation adjustments are presented gross with associated hedges shown net of tax.

The accompanying notes on pages 66 through 119 are an integral part of the financial statements.

Management Discussion	18
Report Of Management	58
Report Of Independent Registered Public Accounting Firm	59
Consolidated Statements	60
Notes	66

				Accumulated
	Common			Gains and
	Stock and			(Losses)
	Additional	Retained	Treasury	not Affecting
($ IN MILLIONS)	Paid-in Capital	Earnings	Stock	Retained Earnings	Total
2008
Stockholders’ equity, January 1, 2008	$35,188	$60,640	$(63,945)	$(3,414)	$28,470
Net income plus gains and (losses) not affecting retained earnings:
Net income		12,334			$12,334
Gains and (losses) not affecting retained earnings (net of tax):
Net unrealized gains on cash flow hedge derivatives (net of tax expense of $79)				301	301
Foreign currency translation adjustments (net of tax benefit of $153*)				(3,552)	(3,552)
Retirement-related benefit plans:
Prior service credits (net of tax benefit of $86)				(136)	(136)
Net (losses)/gains (net of tax benefit of $8,436)				(15,245)	(15,245)
Curtailments and settlements (net of tax expense of $9)				16	16
Amortization of prior service (credits)/costs (net of tax benefit of $73)				(132)	(132)
Amortization of net gains/(losses) (net of tax expense of $358)				640	640
Net unrealized losses on marketable securities (net of tax benefit of $207)				(324)	(324)
Total gains and (losses) not affecting retained earnings					(18,431)
Subtotal: Net income plus gains and (losses) not affecting retained earnings					$(6,097)
Cash dividends declared — common stock		(2,585)			(2,585)
Common stock issued under employee plans (39,374,439 shares)	3,919				3,919
Purchases (1,505,107 shares) and sales (5,882,800 shares) of treasury stock under employee plans — net		(36)	391		355
Other treasury shares purchased, not retired (89,890,347 shares)	54		(10,618)		(10,563)
Decrease in shares remaining to be issued in acquisition	3				3
Income tax expense — stock transactions	(36)				(36)
STOCKHOLDERS’ EQUITY, DECEMBER 31, 2008	$39,129	$70,353	$(74,171)	$(21,845)	$13,465

* Foreign currency translation adjustments are presented gross with associated hedges shown net of tax.

The accompanying notes on pages 66 through 119 are an integral part of the financial statements.

Notes to Consolidated Financial Statements
INTERNATIONAL BUSINESS MACHINES CORPORATION and Subsidiary Companies

NOTE A.

Significant Accounting Policies

BASIS OF PRESENTATION

The accompanying consolidated financial statements and footnotes thereto of the International Business Machines Corporation (IBM and/or the company) have been prepared in accordance with accounting principles generally accepted in the United States of America (GAAP).

On December 31, 2002, the company sold its hard disk drive (HDD) business to Hitachi, Ltd. (Hitachi). The HDD business was accounted for as a discontinued operation and therefore, the HDD results of operations and cash flows have been removed from the company’s results of continuing operations and cash flows for all periods presented in this document except 2008, in which there was no activity. For 2006, income from discontinued operations, net of tax, was related to tax benefits from tax audit settlements.

Within the financial tables presented, certain columns and rows may not add due to the use of rounded numbers for disclosure purposes. Percentages presented are calculated from the underlying whole-dollar amounts. Certain prior year amounts have been reclassified to conform to the current year presentation. This is annotated where applicable.

PRINCIPLES OF CONSOLIDATION

The Consolidated Financial Statements include the accounts of IBM and its controlled subsidiaries, which are generally majority owned. The accounts of variable interest entities (VIEs) as defined by Financial Accounting Standards Board (FASB) Interpretation No. 46(R), “Accounting for Variable Interest Entities,” (FIN 46(R)), are included in the Consolidated Financial Statements, if required. Investments in business entities in which the company does not have control, but has the ability to exercise significant influence over operating and financial policies, are accounted for using the equity method and the company’s proportionate share of income or loss is recorded in other (income) and expense. The accounting policy for other investments in equity securities is described on page 75 within “Marketable Securities.” Equity investments in non-publicly traded entities are primarily accounted for using the cost method. All intercompany transactions and accounts have been eliminated in consolidation.

USE OF ESTIMATES

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts of assets, liabilities, revenue, costs, expenses and gains and losses not affecting retained earnings that are reported in the Consolidated Financial Statements and accompanying disclosures. These estimates are based on management’s best knowledge of current events, historical experience, actions that the company may undertake in the future and on various other assumptions that are believed to be reasonable under the circumstances. As a result, actual results may be different from these estimates. See pages 48 to 51 for a discussion of the company’s critical accounting estimates.

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

Management Discussion	18
Consolidated Statements	60
Notes	66
A - E	66
A. SIGNIFICANT ACCOUNTING POLICIES	66
B. ACCOUNTING CHANGES	76
C. ACQUISITIONS/DIVESTITURES	78
D. FAIR VALUE	84
E. FINANCIAL INSTRUMENTS (EXCLUDING DERIVATIVES)	85
F - J	86
K - Q	88
R - W	102

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

Multiple-Element Arrangements

The company enters into multiple-element revenue arrangements, which may include any combination of services, software, hardware and/or financing. To the extent that a deliverable in a multiple-element arrangement is subject to specific guidance, such as, leased hardware which is subject to Statement of Financial Accounting Standards (SFAS) No. 13, “Accounting for Leases,” or software which is subject to the American Institute of Certified Public Accountants (AICPA) Statement of Position (SOP) No. 97-2, “Software Revenue Recognition,” (see “Software” on page 68) on whether and/or how to separate multiple deliverable arrangements into separate units of accounting (separability) and how to allocate the arrangement consideration among those separate units of accounting (allocation), that deliverable is accounted for in accordance with such specific guidance. For all other deliverables in multiple-element arrangements, the guidance below is applied for separability and allocation. A multiple-element arrangement is separated into more than one unit of accounting if all of the following criteria are met:

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

Revenue from fixed-price design and build contracts is recognized in accordance with SOP No. 81-1, “Accounting for Performance of Construction-Type and Certain Production-Type Contracts,” under the percentage-of-completion (POC)  method.  Under the POC method, revenue is recognized based on the labor costs incurred to date as a percentage of the total estimated labor costs to fulfill the contract. If circumstances arise that change the original estimates of revenues, costs, or extent of progress toward completion, revisions to the estimates are made. These revisions may result in increases or decreases in estimated revenues or costs, and such revisions are reflected in income in the period in which the circumstances that gave rise to the revision become known by management.

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

In some of the company’s services contracts, the company bills the client prior to recognizing revenue from performing the services. Deferred income of $6,403 million and $5,997 million at December 31, 2008 and 2007, respectively, is included in the Consolidated Statement of Financial Position. The year-to-year increase was driven by growth in the Global Services business and the impacts of currency. In other services contracts, the company performs the services prior to billing the client. Unbilled accounts receivable of $2,090 million and $2,192 million at December 31, 2008 and 2007, respectively, are included in notes and accounts receivable-trade in the Consolidated Statement of Financial Position. Billings usually occur in the month after the company performs the services or in accordance with specific contractual provisions. Unbilled receivables are expected to be billed within four months.

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

Management Discussion	18
Consolidated Statements	60
Notes	66
A—E	66
A. SIGNIFICANT ACCOUNTING POLICIES	66
B. ACCOUNTING CHANGES	76
C. ACQUISITIONS/DIVESTITURES	78
D. FAIR VALUE	84
E. FINANCIAL INSTRUMENTS (EXCLUDING DERIVATIVES)	85
F—J	86
K—Q	88
R—W	102

Amounts paid to clients in excess of the fair value of acquired assets used in outsourcing arrangements are deferred and amortized on a straight-line basis as a reduction of revenue over the expected period of benefit not to exceed the term of the contract. The company performs periodic reviews to assess the recoverability of deferred contract transition and setup costs. This review is done by comparing the estimated minimum remaining undiscounted cash flows of a contract to the unamortized contract costs. If such minimum undiscounted cash flows are not sufficient to recover the unamortized costs, a loss is recognized.

Deferred services transition and setup costs were $2,023 million and $1,881 million at December 31, 2008 and December 31, 2007, respectively. The primary driver of the increase was the continued growth of the Global Services business. Amortization expense of deferred services transition and setup costs is estimated at December 31, 2008 to be $522 million in 2009, $435 million in 2010, $379 million in 2011, $280 million in 2012 and $407 million thereafter.

Deferred amounts paid to clients in excess of the fair value of acquired assets used in outsourcing arrangements were $119 million and $202 million at December 31, 2008 and December 31, 2007, respectively. Amortization of deferred amounts paid to clients in excess of the fair value of acquired assets is recorded as an offset of revenue and is estimated at December 31, 2008 to be $44 million in 2009, $44 million in 2010, $21 million in 2011, $4 million in 2012 and $6 million thereafter.

In situations in which an outsourcing contract is terminated, the terms of the contract may require the client to reimburse the company for the recovery of unbilled accounts receivable, unamortized deferred costs incurred to purchase specific assets utilized in the delivery of services and to pay any additional costs incurred by the company to transition the services.

SOFTWARE COSTS

Costs that are related to the conceptual formulation and design of licensed programs are expensed as incurred to research, development and engineering expense; costs that are incurred to produce the finished product after technological feasibility has been established are capitalized as an intangible asset. Capitalized amounts are amortized using the straight-line method, which is applied over periods ranging up to three years. The company performs periodic reviews to ensure that unamortized program costs remain recoverable from future revenue. Costs to support or service licensed programs are charged to software cost as incurred.

The company capitalizes certain costs that are incurred to purchase or to create and implement internal-use computer software, which includes software coding, installation, testing and certain data conversions. These capitalized costs are amortized on a straight-line basis over two years and are recorded in selling, general and administrative expense. See note J, “Intangible Assets Including Goodwill,” on pages 87 and 88.

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

Revenue from extended warranty contracts, for which the company is obligated to perform, is recorded as deferred income and subsequently recognized on a straight-line basis over the delivery period.

Changes in the company’s deferred income for extended warranty contracts and warranty liability for standard warranties, which are included in other accrued expenses and liabilities and other liabilities on the Consolidated Statement of Financial Position, are presented in the following tables:

Standard Warranty Liability

($ IN MILLIONS)	2008	2007
Balance at January 1	$412	$582
Current period accruals	390	466
Accrual adjustments to reflect actual experience	16	(29)
Charges incurred	(460)	(607)
BALANCE AT DECEMBER 31	$358	$412

Extended Warranty Liability

($ IN MILLIONS)	2008	2007
Aggregate deferred revenue at January 1	$409	$131
Revenue deferred for new extended warranty contracts	335	331
Amortization of deferred revenue	(134)	(61)
Other(a)	(21)	7
BALANCE AT DECEMBER 31	$589	$409
Current portion	$234	$161
Noncurrent portion	355	247
BALANCE AT DECEMBER 31	$589	$409

(a)   Other consists primarily of foreign currency translation adjustments.

SHIPPING AND HANDLING

Costs related to shipping and handling are recognized as incurred and included in cost in the Consolidated Statement of Earnings.

EXPENSE AND OTHER INCOME

Selling, General and Administrative

Selling, general and administrative (SG&A) expense is charged to income as incurred. Expenses of promoting and selling products and services are classified as selling expense and include such items as compensation, advertising, sales commissions and travel. General and administrative expense includes such items as compensation, office supplies, non-income taxes, insurance and office rental. In addition, general and administrative expense includes other operating items such as a provision for doubtful accounts, workforce accruals for contractually obligated payments to employees terminated in the ongoing course of business, amortization of certain intangible assets and environmental remediation costs.

Advertising and Promotional Expense

The company expenses advertising and promotional costs when incurred. Cooperative advertising reimbursements from vendors are recorded net of advertising and promotional expense in the period the related advertising and promotional expense is incurred. Advertising and promotional expense, which includes media, agency and promotional expense, was $1,259 million, $1,242 million and $1,195 million in 2008, 2007 and 2006, respectively, and is recorded in SG&A expense in the Consolidated Statement of Earnings.

Research, Development and Engineering

Research, development and engineering (RD&E) costs are expensed as incurred.

Intellectual Property and Custom Development Income

As part of the company’s business model and as a result of ongoing investment in research and development, the company licenses and sells the rights to certain of its intellectual property (IP) including internally developed patents, trade secrets and technological know-how. Certain transfers of IP to third parties are licensing/royalty-based and other transfers are transaction-based sales and other transfers. Licensing/royalty-based fees involve transfers in which the company earns the income over time, or the amount of income is not fixed or determinable until the licensee sells future related products (i.e., variable royalty, based upon licensee’s revenue). Sales and other transfers typically include transfers of IP whereby the company has fulfilled its obligations and the fee received is fixed or determinable at the transfer date. The company also enters into cross-licensing arrangements of patents, and income from these arrangements is recorded only to the extent cash is received. Furthermore, the company earns income from certain custom development projects for strategic technology partners and specific clients. The company records the income from these projects when the fee is realized or realizable and earned, is not refundable and is not dependent upon the success of the project.

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

BUSINESS COMBINATIONS AND
INTANGIBLE ASSETS INCLUDING GOODWILL

The company accounts for business combinations using the purchase method and accordingly, the assets and liabilities of the acquired entities are recorded at their estimated fair values at the acquisition date. Goodwill represents the excess of the purchase price over the fair value of net assets, including the amount assigned to identifiable intangible assets. The primary drivers that generate goodwill are the value of synergies between the acquired entities and the company and the acquired assembled workforce, neither of which qualifies as an identifiable intangible asset. Identifiable intangible assets with finite lives are amortized over their useful lives. See note C, “Acquisitions/ Divestitures,” on pages 78 through 83 and note J, “Intangible Assets Including Goodwill,” on pages 87 and 88, for additional information. The results of operations of acquired businesses are included in the Consolidated Financial Statements from the acquisition date. In conjunction with the adoption of SFAS 141(R), “Business Combinations,” the company expensed transaction costs as incurred for acquisitions not completed in 2008. There are no deferred acquisition costs recorded on the December 31, 2008 Consolidated Statement of Financial Position.

IMPAIRMENT

Long-lived assets, other than goodwill, are tested for impairment based on undiscounted cash flows and, if impaired, written down to fair value based on either discounted cash flows or appraised values. Goodwill is tested annually for impairment, or sooner when circumstances indicate an impairment may exist, using a fair-value approach

Management Discussion	18
Consolidated Statements	60
Notes	66
A-E	66
A. SIGNIFICANT ACCOUNTING POLICIES	66
B. ACCOUNTING CHANGES	76
C. ACQUISITIONS/DIVESTITURES	78
D. FAIR VALUE	84
E. FINANCIAL INSTRUMENTS (EXCLUDING DERIVATIVES)	85
F-J	86
K-Q	88
R-W	102

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

Capitalized software costs incurred or acquired after technological feasibility has been established are amortized over periods ranging up to 3 years. Capitalized costs for internal-use software are amortized on a straight-line basis over periods up to 2 years. (See “Software Costs” on page 69 for additional information). Other intangible assets are amortized over periods between 2 and 7 years.

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

Net periodic pension and nonpension postretirement benefit cost/(income) is recorded in the Consolidated Statement of Earnings and includes service cost, interest cost, expected return on plan assets, amortization of prior service costs/(credits) and (gains)/losses previously recognized as a component of gains and (losses) not affecting retained earnings and amortization of the net transition asset remaining in accumulated gains and (losses) not affecting retained earnings. Service cost represents the actuarial present value of participant benefits earned in the current year. Interest cost represents the time value of money cost associated with the passage of time. Certain events, such as changes in employee base, plan amendments and changes in actuarial assumptions, result in a change in the benefit obligation and the corresponding change in the gains and (losses) not affecting retained earnings. The result of these events is amortized as a component of net periodic cost/(income) over the service lives of the participants, provided such amounts exceed thresholds which are based upon the benefit obligation or the value of plan assets. The average service lives of the participants in the IBM Personal Pension Plan, a United States (U.S.) defined benefit pension plan, currently approximates 10 years and varies for participants in non-U.S. plans. Net periodic cost/(income) is recorded in cost, SG&A and RD&E in the Consolidated Statement of Earnings based on the employees’ respective function.

(Gains)/losses and prior service costs/(credits) not recognized as a component of net periodic cost/(income) in the Consolidated Statement of Earnings as they arise are recognized as a component of gains and (losses) not affecting retained earnings in the Consolidated Statement of Stockholders’ Equity, net of tax. Those (gains)/losses and prior service costs/(credits) are subsequently recognized as a component of net periodic cost/(income) pursuant to the recognition and amortization provisions of applicable accounting standards. (Gains)/ losses arise as a result of differences between actual experience and assumptions or as a result of changes in actuarial assumptions. Prior service costs/(credits) represent the cost of benefit improvements attributable to prior service granted in plan amendments.

The measurement of benefit obligations and net periodic cost/ (income) is based on estimates and assumptions approved by the company’s management. These valuations reflect the terms of the plans and use participant-specific information such as compensation, age and years of service, as well as certain assumptions, including estimates of discount rates, expected return on plan assets, rate of compensation increases, interest crediting rates and mortality rates.

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

See note T, “Stock-Based Compensation,” on pages 103 to 106 for additional information.

INCOME TAXES

Income tax expense is based on reported income before income taxes. Deferred income taxes reflect the tax effect of temporary differences between asset and liability amounts that are recognized for financial reporting purposes and the amounts that are recognized for income tax purposes. These deferred taxes are measured by applying currently enacted tax laws. Valuation allowances are recognized to reduce deferred tax assets to the amount that will more likely than not be realized. In assessing the need for a valuation allowance, management considers all available evidence for each jurisdiction including past operating results, estimates of future taxable income and the feasibility of ongoing tax planning strategies. When the company changes its determination as to the amount of deferred tax assets that can be realized, the valuation allowance is adjusted with a corresponding impact to income tax expense in the period in which such determination is made.

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

Management Discussion	18
Consolidated Statements	60
Notes	66
A-E	66
A. SIGNIFICANT ACCOUNTING POLICIES	66
B. ACCOUNTING CHANGES	76
C. ACQUISITIONS/DIVESTITURES	78
D. FAIR VALUE	84
E. FINANCIAL INSTRUMENTS (EXCLUDING DERIVATIVES)	85
F-J	86
K-Q	88
R-W	102

Inventories, plant, rental machines and other property—net and other non-monetary assets and liabilities of non-U.S. subsidiaries and branches that operate in U.S. dollars are translated at the approximate exchange rates prevailing when the company acquired the assets or liabilities. All other assets and liabilities denominated in a currency other than U.S. dollars are translated at year-end exchange rates with the transaction gain or loss recognized in other (income) and expense. Cost of sales and depreciation are translated at historical exchange rates.  All other income and expense items are translated at the weighted-average rates of exchange prevailing during the year. These translation gains and losses are included in net income for the period in which exchange rates change.

DERIVATIVES

All derivatives are recognized in the Consolidated Statement of Financial Position at fair value and are reported in prepaid expenses and other current assets, investments and sundry assets, other accrued expenses and liabilities or other liabilities.  Classification of each derivative as current or noncurrent is based upon whether the maturity of the instrument is less than or greater than 12 months. To qualify for hedge accounting in accordance with SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities,” as amended by SFAS No. 138, “Accounting for Certain Derivative Instruments and Certain Hedging Activities,” SFAS No. 149, “Amendment of Statement 133 on Derivative Instruments and Hedging Activities,” and SFAS No. 155, “Accounting for Certain Hybrid Financial Instruments—An Amendment of FASB Statements No. 133 and140” (collectively, “SFAS No. 133”), the company requires that the instruments be effective in reducing the risk exposure that they are designated to hedge. For instruments that hedge cash flows, hedge effectiveness criteria also require that it be probable that the underlying transaction will occur. Instruments that meet established accounting criteria are formally designated as hedges.  These criteria demonstrate that the derivative is expected to be highly effective at offsetting changes in fair value or cash flows of the underlying exposure both at inception of the hedging relationship and on an ongoing basis. The method of assessing hedge effectiveness and measuring hedge ineffectiveness is formally documented at hedge inception. The company assesses hedge effectiveness and measures hedge ineffectiveness at least quarterly throughout the designated hedge period.

The company applies hedge accounting in accordance with SFAS No. 133, whereby the company designates each derivative as a hedge of: (1) the fair value of a recognized financial asset or liability or of an unrecognized firm commitment (fair value hedge); (2) the variability of anticipated cash flows of a forecasted transaction or the cash flows to be received or paid related to a recognized financial asset or liability (cash flow hedge); or (3) a hedge of a long-term investment (net investment hedge) in a foreign operation. In addition, the company may enter into derivative contracts that economically hedge certain of its risks, even though hedge accounting does not apply or the company elects not to apply hedge accounting under SFAS No. 133. In these cases, there exists a natural hedging relationship in which changes in the fair value of the derivative, which are recognized currently in net income, act as an economic offset to changes in the fair value of the underlying hedged item(s).

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

The company reports cash flows arising from derivative financial instruments designated as fair value or cash flow hedges consistent with the classification of cash flows from the underlying hedged items that these derivatives are hedging. Accordingly, the cash flows associated with derivatives designated as fair value or cash flow hedges are classified in cash flows from operating activities in the Consolidated Statement of Cash Flows. Cash flows from derivatives designated as net investment hedges and derivatives that do not qualify as hedges are reported in investing activities. For currency swaps designated as hedges of foreign currency denominated debt (included in the company’s debt risk management program as addressed in note L, “Derivatives and Hedging Transactions,” on pages 90 to 94), cash flows directly associated with the settlement of the principal element of these swaps are reported in payments to settle debt in the cash flow from financing activities section of the Consolidated Statement of Cash Flows.

FINANCIAL INSTRUMENTS

In determining the fair value of its financial instruments, the company uses a variety of methods and assumptions that are based on market conditions and risks existing at each balance sheet date. Refer to note E, “Financial Instruments (Excluding Derivatives),” on pages 85 and 86 for further information. All methods of assessing fair value result in a general approximation of value, and such value may never actually be realized.

FAIR VALUE MEASUREMENT

Exit prices are used to measure assets and liabilities that fall within the scope of SFAS No. 157, “Fair Value Measurements.” Under SFAS No. 157, the company is required to classify certain assets and liabilities based on the following fair value hierarchy:

•	Level 1—Quoted prices in active markets that are unadjusted and accessible at the measurement date for identical, unrestricted assets or liabilities;

•

Level 2—Quoted prices for identical assets and liabilities in markets that are not active, quoted prices for similar assets and liabilities in active markets or financial instruments for which significant inputs are observable, either directly or indirectly; and

•	Level 3—Prices or valuations that require inputs that are both significant to the fair value measurement and unobservable.

SFAS No. 157 requires the use of observable market data if such data is available without undue cost and effort.

When available, the company uses unadjusted quoted market prices to measure the fair value and classifies such items within Level 1. If quoted market prices are not available, fair value is based upon internally developed models that use current market-based or independently-sourced market parameters such as interest rates and currency rates. Items valued using internally generated models are classified according to the lowest level input or value driver that is significant to the valuation.

The determination of fair value considers various factors including interest rate yield curves and time value underlying the financial instruments. For derivatives and debt securities, the company uses a discounted cash flow analysis using discount rates commensurate with the duration of the instrument. In the event of an other-than-temporary impairment of a nonpublic equity method investment, the company uses the net asset value of its investment in the investee adjusted using discounted cash flows for the company’s estimate of the price that it would receive to sell the investment to a market participant that would consider all factors that would impact the investment’s fair value.

In determining the fair value of financial instruments, the company considers certain market valuation adjustments to the ‘base valuations’ calculated using the methodologies described below for several parameters that market participants would consider in determining fair value.

•

Counterparty credit risk adjustments are applied to financial instruments, where the base valuation uses market parameters based on an AA (or equivalent) credit rating. Due to the fact that not all counterparties have a AA (or equivalent) credit rating, it is necessary to take into account the actual credit risk of a counterparty as observed in the credit default swap market to determine the true fair value of such an instrument.

•

Credit risk adjustments are applied to reflect the company’s own credit risk when valuing all liabilities measured at fair value. The methodology is consistent with that applied in developing counterparty credit risk adjustments, but incorporates the company’s own credit risk as observed in the credit default swap market.

Certain assets are measured at fair value on a nonrecurring basis. These assets include equity method investments that are recognized at fair value at the end of the period to the extent that they are deemed to be other-than-temporarily impaired. Certain assets that are measured at fair value on a recurring basis can be subject to nonrecurring fair value measurements. These assets include public cost method investments that are deemed to be other-than-temporarily impaired.

CASH EQUIVALENTS

All highly liquid investments with maturities of three months or less at the date of purchase are considered to be cash equivalents.

Management Discussion	18
Consolidated Statements	60
Notes	66
A-E	66
A. SIGNIFICANT ACCOUNTING POLICIES	66
B. ACCOUNTING CHANGES	76
C. ACQUISITIONS/DIVESTITURES	78
D. FAIR VALUE	84
E. FINANCIAL INSTRUMENTS (EXCLUDING DERIVATIVES)	85
F-J	86
K-Q	88
R-W	102

MARKETABLE SECURITIES

Debt securities included in current assets represent securities that are expected to be realized in cash within one year of the balance sheet date. Long-term debt securities that are not expected to be realized in cash within one year and alliance equity securities that are within the scope of SFAS No. 115, “Accounting for Certain Investments in Debt and Equity Securities,” are included in investments and sundry assets. Those securities are considered available for sale and are reported at fair value with unrealized gains and losses, net of applicable taxes, recorded in accumulated gains and (losses) not affecting retained earnings within stockholders’ equity. Realized gains and losses are calculated based on the specific identification method. Other-than-temporary declines in market value from original cost are charged to other (income) and expense in the period in which the loss occurs. In determining whether an other-than-temporary decline in the market value has occurred, the company considers the duration that, and extent to which, the fair value of the investment is below its cost. Realized gains and losses also are included in other (income) and expense in the Consolidated Statement of Earnings.

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

SPECIFIC–The company reviews all financing account receivables considered at risk on a quarterly basis. The review primarily consists of an analysis based upon current information available about the client, such as financial statements, news reports, published credit ratings, current market-implied credit analysis, as well as the current economic environment, collateral net of repossession cost and prior collection history. For loans that are collateral dependent, impairment is measured using the fair value of the collateral when foreclosure is probable. Using this information, the company determines the expected cash flow for the receivable and calculates a recommended estimate of the potential loss and the probability of loss. For those accounts in which the loss is probable, the company records a specific reserve.

UNALLOCATED–The company records an unallocated reserve that is calculated by applying a reserve rate to its different portfolios, excluding accounts that have been specifically reserved. This reserve rate is based upon credit rating, probability of default, term, asset characteristics and loss history.

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

COMMON STOCK

Common stock refers to the $.20 par value per share capital stock as designated in the company’s Certificate of Incorporation. Treasury stock is accounted for using the cost method. When treasury stock is reissued, the value is computed and recorded using a weighted-average basis.

EARNINGS PER SHARE OF COMMON STOCK

Basic earnings per share of common stock is computed by dividing net income by the weighted-average number of common shares outstanding for the period. Diluted earnings per share of common stock reflects the maximum potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock and would then share in the net income of the company. See note R, “Earnings Per Share of Common Stock,” on page 102 for additional information.

Note B.
Accounting Changes

NEW STANDARDS TO BE IMPLEMENTED

In December 2008, the FASB issued FASB Staff Position (FSP) Financial Accounting Standard (FAS) 132(R)-1 “Employers’ Disclosures about Postretirement Benefit Plan Assets”. This FSP amends SFAS No. 132(R), “Employers’ Disclosures about Pensions and Other Postretirement Benefits” to require more detailed disclosures about the fair value measurements of employers’ plan assets including (a) investment policies and strategies; (b) major categories of plan assets; (c) information about valuation techniques and inputs to those techniques, including the fair value hierarchy classifications (as defined by SFAS No. 157) of the major categories of plan assets; (d) the effects of fair value measurements using significant unobservable inputs (Level 3) on changes in plan assets; and (e) significant concentrations of risk within plan assets. The disclosures required by the FSP will be made in the December 31, 2009 Consolidated Financial Statements. This Statement does not impact the consolidated financial results as it is disclosure-only in nature.

In November 2008, the FASB ratified the Emerging Issues Task Force (EITF) Issue 08-7, “Accounting for Defensive Intangible Assets”. A defensive intangible asset is an asset acquired in a business combination or in an asset acquisition that an entity does not intend to actively use. According to the guidance, defensive intangible assets are considered to be a separate unit of account and valued based on their highest and best use from the perspective of an external market participant. EITF 08-7 is effective January 1, 2009. The adoption of this EITF issue is not expected to have an impact on the Consolidated Financial Statements.

In June 2008, the FASB issued FSP EITF 03-6-1, “Determining Whether Instruments Granted in Share-Based Payment Transactions Are Participating Securities,” which will become effective in 2009 via retrospective application. Under the FSP, unvested share-based payment awards that contain non-forfeitable rights to dividends or dividend equivalents are participating securities and, therefore, are included in computing earnings per share (EPS) pursuant to the two-class method. The two-class method determines earnings per share for each class of common stock and participating securities according to dividends or dividend equivalents and their respective participation rights in undistributed earnings. Restricted Stock Units (RSUs) granted to employees prior to December 31, 2007 are considered participating securities as they receive non-forfeitable dividend equivalents at the same rate as common stock. RSUs granted after December 31, 2007 do not receive dividend equivalents and are not considered participating securities. The company will adopt the FSP in fiscal year 2009. The implementation of the FSP is expected to decrease diluted EPS by $0.04 and $0.03 for the years ended December 31, 2008 and December 31, 2007, respectively. Basic EPS is expected to decrease by $0.05 in each of the years ended December 31, 2008 and 2007.

In March 2008, the FASB issued SFAS No. 161, “Disclosures about Derivative Instruments and Hedging Activities—an amendment of FASB Statement No. 133.” SFAS No. 161 expands the current disclosure requirements of SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities,” such that entities must now provide enhanced disclosures on a quarterly basis regarding how and why the entity uses derivatives; how derivatives and related hedged items are accounted for under SFAS No. 133 and how derivatives and related hedged items affect the entity’s financial position, financial results and cash flow. Pursuant to the transition provisions of the Statement, the company will adopt SFAS No. 161 in fiscal year 2009 and will present the required disclosures in the prescribed format on a prospective basis. This Statement does not impact the consolidated financial results as it is disclosure-only in nature.

In February 2008, the FASB issued FSP FAS 157-2, “Effective Date of FASB Statement No. 157.” FSP FAS 157-2 delayed the effective date of SFAS No. 157 “Fair Value Measurements” from 2008 to 2009 for all nonfinancial assets and nonfinancial liabilities, except those that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually). The adoption of the provisions of SFAS No. 157 related to nonfinancial assets and nonfinancial liabilities is not expected to have a material impact on the Consolidated Financial Statements. See the “Standards Implemented” section of this note for a further discussion of SFAS No. 157.

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

Management Discussion	18
Consolidated Statements	60
Notes	66
A-E	66
A. SIGNIFICANT ACCOUNTING POLICIES	66
B. ACCOUNTING CHANGES	76
C. ACQUISITIONS/DIVESTITURES	78
D. FAIR VALUE	84
E. FINANCIAL INSTRUMENTS (EXCLUDING DERIVATIVES)	85
F-J	86
K-Q	88
R-W	102

identify and distinguish between the interests of the controlling and noncontrolling owners. Pursuant to the transition provisions of SFAS No. 160, the company will adopt the Statement on January 1, 2009 via retrospective application of the presentation and disclosure requirements. The company does not expect the adoption of this Statement to have a material effect on the Consolidated Financial Statements.

In December 2007, the FASB issued SFAS No. 141(R), “Business Combinations,” which will become effective in 2009 via prospective application to business combinations. This Statement requires that the acquisition method of accounting be applied to a broader set of business combinations, amends the definition of a business combination, provides a definition of a business, requires an acquirer to recognize an acquired business at its fair value at the acquisition date and requires the assets and liabilities assumed in a business combination to be measured and recognized at their fair values as of the acquisition date (with limited exceptions). The company will adopt this Statement in fiscal year 2009 and its effects on future periods will depend on the nature and significance of business combinations subject to this statement.

STANDARDS IMPLEMENTED

In September 2006, the FASB finalized SFAS No. 157 which became effective January 1, 2008 except as amended by FSP FAS 157-2 as previously described and FSP FAS 157-1 and FSP FAS 157-3 as discussed below. This Statement defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements; however, it does not require any new fair value measurements. On January 1, 2008, the provisions of this Statement were applied prospectively to fair value measurements and disclosures of (a) financial assets and financial liabilities and (b) nonfinancial assets and nonfinancial liabilities which are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually). The adoption of this Statement did not have a material effect on the Consolidated Financial Statements for fair value measurements made for the year ended December 31, 2008. See note D, “Fair Value,” on page 84 for additional information.

In February 2008, the FASB issued FSP FAS 157-1, “Application of FASB Statement No. 157 to FASB Statement No. 13 and Other Accounting Pronouncements That Address Fair Value Measurements for Purposes of Lease Classification or Measurement under Statement 13”. FSP FAS 157-1 removed leasing from the scope of SFAS No. 157. In October 2008, the FASB issued FSP FAS 157-3, “Determining the Fair Value of a Financial Asset When the Market for That Asset is Not Active”. FSP FAS 157-3 clarified the application of SFAS 157 in a market that is not active and provided an example to illustrate key considerations in determining the fair value of a financial asset when the market for that financial asset is not active. FSP FAS 157-3 became effective immediately upon issuance, and its adoption did not have an effect on the Consolidated Financial Statements.

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities, Including an amendment of FASB Statement No. 115,” which became effective January 1, 2008. SFAS No. 159 permits entities to measure eligible financial assets, financial liabilities and firm commitments at fair value, on an instrument-by-instrument basis, that are otherwise not permitted to be accounted for at fair value under other generally accepted accounting principles. The fair value measurement election is irrevocable and subsequent changes in fair value must be recorded in earnings. The company adopted this Statement as of January 1, 2008 but has not applied the fair value option to any eligible assets or liabilities. Thus, the adoption of this Statement did not affect the Consolidated Financial Statements.

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

On January 1, 2007, the company adopted SFAS No. 155, “Accounting for Certain Hybrid Financial Instruments—an amendment of FASB Statements No. 133 and 140,” which permits fair value remeasurement for any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation in accordance with the provisions of SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities.” The adoption of this Statement did not have a material effect on the Consolidated Financial Statements.

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

Effective December 31, 2006, the company adopted SFAS No. 158, “Employer’s Accounting for Defined Benefit Pension and Other Postretirement Plans, an Amendment of FASB Statements No. 87, 88, 106 and 132(R),” which requires the recognition of the funded status of the retirement-related benefit plans in the Consolidated Statement of Financial Position and the recognition of the changes in that funded status in the year in which the changes occur through gains and (losses) not affecting retained earnings, net of applicable tax effects. The provisions of SFAS No. 158 were adopted pursuant to the transition provisions therein. The company measures defined benefit plan assets and obligations as of December 31 and SFAS No. 158 did not affect the company’s existing valuation practices. The adoption of SFAS No. 158 had a significant non-cash impact on the company’s 2006 reported financial position and stockholders’ equity, reducing equity by $9.5 billion, net of tax. The adoption of SFAS No. 158 had no impact on the company’s existing debt covenants, credit ratings or financial flexibility.

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

In the first quarter of 2006, the company adopted SFAS No. 154, “Accounting Changes and Error Corrections—a replacement of APB Opinion No. 20 and FASB Statement No. 3.” SFAS No. 154 changed the requirements for the accounting for and reporting of a voluntary change in accounting principle. The adoption of this statement did not affect the Consolidated Financial Statements.

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

Note C.
Acquisitions/Divestitures

ACQUISITIONS

2008

In 2008, the company completed 15 acquisitions at an aggregate cost of $6,796 million. The Cognos, Inc. and Telelogic AB acquisitions are shown separately given their significant purchase prices.

COGNOS, INC. (COGNOS) – On January 31, 2008, the company acquired 100 percent of the outstanding common shares of Cognos for consideration of $5,021 million consisting of $4,998 million of cash and $24 million of equity instruments. Through this acquisition, IBM and Cognos will become a leading provider of technology and services for business intelligence and performance management, delivering the industry’s most complete, open standards-based platform with the broadest range of expertise to help companies expand the value of their information, optimize their business processes and maximize performance across their enterprises. The company acquired Cognos to accelerate its Information on Demand strategy, a cross-company initiative that combines the company’s strength in information integration, content and data management and business consulting services to unlock the business value of information. Cognos was integrated into the Software segment upon acquisition, and goodwill, as reflected in the table on page 79, has been entirely assigned to the Software segment. It is expected that 20-30 percent of the goodwill will be deductible for tax purposes. The overall weighted-average useful life of the intangible assets acquired, excluding goodwill, is 6.5 years.

Management Discussion	18
Consolidated Statements	60
Notes	66
A-E	66
A. SIGNIFICANT ACCOUNTING POLICIES	66
B. ACCOUNTING CHANGES	76
C. ACQUISITIONS/DIVESTITURES	78
D. FAIR VALUE	84
E. FINANCIAL INSTRUMENTS (EXCLUDING DERIVATIVES)	85
F-J	86
K-Q	88
R-W	102

TELELOGIC, AB (TELELOGIC) – On April 3, 2008, IBM acquired 100 percent of the outstanding common shares of Telelogic for cash consideration of $885 million. Telelogic is a leading global provider of solutions that enable organizations to align the development of products, complex systems and software with business objectives and customer needs. This results in improved quality and predictability, while reducing time-to-market and overall costs. Clients will benefit from the combined technologies and services of both companies, providing them a wider range of software and system development capabilities used to build complex systems. Telelogic was integrated into the Software segment upon acquisition, and goodwill, as reflected in the table below has been entirely assigned to the Software segment. Substantially all of the goodwill is not deductible for tax purposes. The overall weighted-average useful life of the intangible assets acquired, excluding goodwill, is 7.0 years.

OTHER ACQUISITIONS – The company acquired 13 additional companies at an aggregate cost of $889 million that are presented in the table below as “Other Acquisitions.”

The Software segment completed eight other acquisitions, seven of which were privately held companies: in the first quarter; AptSoft Corporation, Solid Information Technology, Net Integration Technologies Inc., and Encentuate, Inc; in the second quarter; Infodyne, Beijing Super Info and FilesX. In the fourth quarter, ILOG S.A. (ILOG), a publicly held company, was acquired for $295 million. ILOG adds significant capability across the company’s entire software platform and bolsters its existing rules management offerings.

Global Technology Services (GTS) completed one acquisition in the first quarter: Arsenal Digital Solutions, a privately held company. Arsenal provides global clients with security rich information protection services designed to handle increasing data retention requirements.

Global Business Services (GBS) completed one acquisition in the first quarter: u9consult, a privately held company. u9consult complements the company’s existing capabilities in value chain consulting.

Systems and Technology completed three acquisitions: in the second quarter; Diligent Technologies Corporation and Platform Solutions, Inc (PSI), both privately held companies. Diligent will be an important component of IBM’s New Enterprise Data Center model, which helps clients improve IT efficiency and facilitates the rapid deployment of new IT services for future business growth. PSI’s technologies and skills, along with its intellectual capital, will be integrated into the company’s mainframe product engineering cycles and future product plans. In the second quarter, $24 million of the purchase price of PSI was attributed to the settlement of a preexisting lawsuit between IBM and PSI and recorded in SG&A expense. See note O, “Contingencies and Commitments,” on pages 97 to 99 for additional information regarding this litigation. Also, the company recorded a $24 million in-process research and development (IPR&D) charge related to this acquisition in the second quarter. The acquisition of Transitive Corporation (Transitive) was completed in the fourth quarter. Transitive’s cross-platform technology will allow clients to consolidate their Linux-based applications onto the IBM systems that make the most sense for their business needs.

Purchase price consideration for the “Other Acquisitions” was paid all in cash. All acquisitions are reported in the Consolidated Statement of Cash Flows net of acquired cash and cash equivalents.

2008 ACQUISITIONS	Amortization			Other
($ IN MILLIONS)	Life (in Years)	Cognos*	Telelogic*	Acquisitions
Current assets		$504	$242	$185
Fixed assets/noncurrent		126	7	75
Intangible assets:
Goodwill	N/A	4,207	690	676
Completed technology	3 to 7	534	108	94
Client relationships	3 to 7	512	127	39
In-process R&D	N/A	—	—	24
Other	3 to 7	78	15	19
Total assets acquired		5,960	1,189	1,112
Current liabilities		(798)	(141)	(233)
Noncurrent liabilities		(141)	(163)	(14)
Total liabilities assumed		(939)	(304)	(247)
Settlement of preexisting litigation		—	—	24
TOTAL PURCHASE PRICE		$5,021	$885	$889

* Purchase price allocation at December 31, 2008 reflects immaterial adjustments from the September 30, 2008 balances.

N/A–Not applicable

The table on page 79 reflects the purchase price related to these acquisitions and the resulting purchase price allocations as of December 31, 2008.

The acquisitions were accounted for as purchase transactions, and accordingly, the assets and liabilities of the acquired entities were recorded at their estimated fair values at the date of acquisition. The primary items that generated the goodwill are the value of the synergies between the acquired companies and IBM and the acquired assembled workforce, neither of which qualify as an amortizable intangible asset. For the “Other Acquisitions,” the overall weighted-average life of the identified amortizable intangible assets acquired is 4.3 years. With the exception of goodwill, these identified intangible assets will be amortized on a straight-line basis over their useful lives. Goodwill of $676 million has been assigned to the Software ($328 million), Global Technology Services ($68 million) and Systems and Technology ($280 million) segments. Substantially, all of the goodwill related to “Other Acquisitions” is not deductible for tax purposes.

See note A, “Significant Accounting Policies,” on page 70 for further description of the company’s accounting policies related to business combinations and intangible assets, including goodwill.

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

The table on page 81 reflects the purchase price related to these acquisitions and the resulting purchase price allocations as of December 31, 2007.

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

Management Discussion	18
Consolidated Statements	60
Notes	66
A–E	66
A. SIGNIFICANT ACCOUNTING POLICIES	66
B. ACCOUNTING CHANGES	76
C. ACQUISITIONS/DIVESTITURES	78
D. FAIR VALUE	84
E. FINANCIAL INSTRUMENTS (EXCLUDING DERIVATIVES)	85
F-J	86
K-Q	88
R-W	102

2007 ACQUISITIONS	Amortization
($ IN MILLIONS)	Life (in Years)	Acquisitions
Current assets		$184
Fixed assets/noncurrent		31
Intangible assets:
Goodwill	N/A	999
Completed technology	3 to 7	93
Client relationships	3 to 7	91
Other	2 to 5	17
Total assets acquired		1,415
Current liabilities		(136)
Noncurrent liabilities		(135)
Total liabilities assumed		(271)
TOTAL PURCHASE PRICE		$1,144

N/A–Not applicable

2006

In 2006, the company completed 13 acquisitions at an aggregate cost of $4,817 million, which was paid in cash. The cost of these acquisitions are reported in the Consolidated Statement of Cash Flows net of acquired cash and cash equivalents. The tables on pages 82 and 83 represent the purchase price allocations for all of the 2006 acquisitions. The Micromuse Inc., FileNet Corporation, Internet Security Systems, Inc. and MRO Software, Inc. acquisitions are shown separately given their significant purchase prices.

MICROMUSE, INC. – On February 15, 2006, the company acquired 100 percent of the outstanding common shares of Micromuse, Inc. for cash consideration of $862 million. Micromuse is a leading provider of network management software used by banks, telecommunications carriers, governments, retailers and other organizations to monitor and manage their sophisticated technology infrastructures. The software helps customers manage increasingly complex IT systems that support the proliferation of voice, data and video traffic due to the growing adoption of voice over IP (VoIP)-based audio and video services delivered over the Internet. The combination of Micromuse’s software and the company’s IT services management technology can provide a comprehensive approach to help customers reduce the complexity of their IT environments, lower operational costs and address compliance mandates. Micromuse was integrated into the Software segment upon acquisition and goodwill, as reflected in the table on page 82, has been entirely assigned to the Software segment. The overall weighted-average useful life of the intangible assets purchased, excluding goodwill, is 4.0 years.

In the fourth quarter of 2006, as a result of completing the integration of Micromuse’s legal and intercompany structure into the company’s legal structure, the company recorded an increase in current assets and current liabilities with a corresponding offset in goodwill totaling $137 million. These increases relate to an increase in both deferred tax assets and current tax liabilities. These adjustments are reflected in the table on page 82.

FILENET CORPORATION – On October 12, 2006, the company acquired 100 percent of the outstanding common shares of FileNet Corporation for cash consideration of $1,609 million. FileNet is a leading provider of business process and content management solutions that help companies simplify critical and everyday decision making processes and give organizations a competitive advantage. The FileNet acquisition enhances the company’s ability to meet increasing client demand for a combination of content- and process- centric business process management capabilities, which is driven by changing governance and compliance mandates, as well as the need to integrate content-centric business processes with enterprise applications. The company has integrated its business process management and service oriented architecture (SOA) technologies with the FileNet platform to allow customers to access content wherever it may reside and use it in the context of business processes. FileNet was integrated into the Software segment upon acquisition and goodwill, as reflected in the table on page 82, has been entirely assigned to the Software segment. The overall weighted-average useful life of the intangible assets purchased, excluding goodwill, is 5.9 years.

INTERNET SECURITY SYSTEMS, INC. – On October 20, 2006, the company acquired 100 percent of the outstanding common shares of Internet Security Systems, Inc. (ISS) for cash consideration of $1,368 million. ISS provides security solutions to thousands of the world’s leading companies and governments, helping to proactively protect against Internet threats across networks, desktops and servers. ISS software, appliances and services monitor and manage network vulnerabilities and rapidly respond in advance of potential threats. The acquisition advances the company’s strategy to utilize IT services, software and consulting expertise to automate labor-based processes into standardized, software-based services that can help clients optimize and transform their businesses. ISS was integrated into the Global Technology Services segment upon acquisition and goodwill, as reflected in the table on page 83 has been entirely assigned to the Global Technology Services segment. The overall weighted-average useful life of the intangible assets purchased, excluding goodwill, is 5.6 years.

MRO SOFTWARE INC. – On October 5, 2006, the company acquired 100 percent of the outstanding common shares of MRO Software, Inc. for cash consideration of $739 million. MRO’s asset and service management software and consulting services are used by many of the world’s top companies to effectively manage how they buy, maintain and retire assets—such as production equipment, facilities, transportation and information technology hardware and software—in a wide variety of industries including utilities, manufacturing, energy, pharmaceutical and telecommunications. The acquisition builds upon the company’s strategy to leverage business consulting, IT services, and software to develop repeatable tools that help clients optimize and transform their business. MRO was integrated into the Software, Global Technology Services and Global Business Services segments upon acquisition and goodwill, as reflected in the table on page 83, has been assigned to the Software segment for $337 million, Global Technology Services segment for $49 million and Global Business Services segment for $122 million. The overall weighted-average useful life of the intangible assets purchased, excluding goodwill, is 5.6 years.

OTHER ACQUISITIONS – The company acquired nine additional companies that are presented as “Other Acquisitions” in the table on page 83. Three of the acquisitions were Global Services-related companies: two were integrated into the Global Technology Services segment: Viacore, Inc. and Palisades Technology Partners, LLP; the third, Valchemy, Inc., was integrated into the Global Business Services segment. Six of the acquisitions were software-related companies that were integrated into the Software segment: Cims Lab; Language Analysis Systems, (LAS) Inc.; Buildforge; Unicorn Solutions, Inc.; Rembo Technology; and Webify Solutions. The purchase price allocations resulted in aggregate goodwill of $211 million, of which $161 million was assigned to the Software segment and $51 million was assigned to the Global Technology Services segment. The overall weighted-average useful life of the intangible assets purchased in these acquisitions, excluding goodwill, is 3.4 years.

		Micromuse, Inc.
		Original Amount
2006 ACQUISITIONS	Amortization	Disclosed in	Purchase	Total	FileNet
($ IN MILLIONS)	Life (in Years)	First Qtr. 2006	Adjustments*	Allocation	Corporation
Current assets		$201	$56	$257	$681
Fixed assets/noncurrent		8	—	8	69
Intangible assets:
Goodwill	N/A	694	137	831	894
Completed technology	3 to 5	46	—	46	73
Client relationships	3 to 7	46	—	46	194
Other	2 to 4	4	—	4	55
In-process R&D	N/A	1	—	1	3
Total assets acquired		1,000	193	1,193	1,969
Current liabilities		(89)	(193)	(282)	(252)
Noncurrent liabilities		(49)	—	(49)	(108)
Total liabilities assumed		(138)	(193)	(331)	(360)
TOTAL PURCHASE PRICE		$862	$—	$862	$1,609

* Adjustments primarily relate to acquisition costs, deferred taxes and other accruals.

N/A–Not applicable

Management Discussion	18
Consolidated Statements	60
Notes	66
A–E	66
A. SIGNIFICANT ACCOUNTING POLICIES	66
B. ACCOUNTING CHANGES	76
C. ACQUISITIONS/DIVESTITURES	78
D. FAIR VALUE	84
E. FINANCIAL INSTRUMENTS (EXCLUDING DERIVATIVES)	85
F-J	86
K-Q	88
R-W	102

2006 ACQUISITIONS	Amortization	Internet Security	MRO	Other
($ IN MILLIONS)	Life (in Years)	Systems, Inc.	Software, Inc.	Acquisitions
Current assets		$309	$227	$28
Fixed assets/noncurrent		62	20	4
Intangible assets:
Goodwill	N/A	967	508	211
Completed technology	3 to 5	135	71	8
Client relationships	3 to 7	60	42	22
Other	2 to 4	21	4	4
In-process R&D	N/A	3	—	—
Total assets acquired		1,557	872	277
Current liabilities		(92)	(69)	(24)
Noncurrent liabilities		(97)	(64)	(13)
Total liabilities assumed		(189)	(133)	(37)
TOTAL PURCHASE PRICE		$1,368	$739	$240

N/A–Not applicable

DIVESTITURES

2008

In the fourth quarter, the company announced the sale of certain processes, resources, assets and third-party contracts related to its core logistics operations to Geodis. As part of this transaction, the company will outsource its logistics operations to Geodis which will enable the company to leverage industry-leading skills and scale and improve the productivity of the company’s supply chain. The company expects to record a gain when this transaction closes, which is anticipated to be in the first quarter of 2009.

2007

In January 2007, the company announced an agreement with Ricoh Company Limited (Ricoh), a publicly traded company, to form a joint venture company based on the Printing System Division (a division of the Systems and Technology segment).

The company initially created a wholly owned subsidiary, InfoPrint Solutions Company, LLC (InfoPrint), by contributing specific assets and liabilities from its printer business. The Printing Systems Division generated approximately $1 billion of revenue in 2006. The InfoPrint portfolio includes solutions for production printing for enterprises and commercial printers as well as solutions for office workgroup environments and industrial segments. On June 1, 2007 (closing date), the company divested 51 percent of its interest in InfoPrint to Ricoh. The company will divest its remaining 49 percent ownership to Ricoh quarterly over the next three years from the closing date. At December 31, 2008, the company’s ownership in InfoPrint was 24.4 percent.

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

The deferred pre-tax gain of $164 million at the closing date was primarily related to: (1) the transfer of the company’s remaining 49 percent interest in InfoPrint to Ricoh, and, (2) the transfer of certain maintenance services employees to InfoPrint. The company will recognize this amount over a three-year period as the remaining ownership interest is divested and the employees are transferred. The pre-tax gain will be recorded in other (income) and expense in the Consolidated Statement of Earnings.

Note D.
Fair Value

FINANCIAL ASSETS AND FINANCIAL LIABILITIES MEASURED AT FAIR VALUE ON A RECURRING BASIS

The following table presents the company’s financial assets and financial liabilities that are measured at fair value on a recurring basis at December 31, 2008 consistent with the fair value hierarchy provisions of SFAS No. 157.

($ IN MILLIONS)
For the year ended December 31:	Level 1	Level 2	Level 3	Netting(1)	Total
Assets:
Cash and cash equivalents	$1,950	$8,059	$—	$—	$10,009
Marketable securities	—	166	—	—	166
Derivative assets(2)	56	1,834	—	(875)	1,015
Investments and sundry assets	165	6	—	—	171
TOTAL ASSETS	$2,171	$10,065	$—	$(875)	$11,361
Liabilities:
Derivative liabilities(3)	$—	$2,116	$—	$(875)	$1,241
TOTAL LIABILITIES	$—	$2,116	$—	$(875)	$1,241

(1)              Represents netting of derivative exposures covered by a qualifying master netting agreement in accordance with FASB Interpretation No. 39, “Offsetting of Amounts Relating to Certain Contracts,” and credit risk adjustments, if material.

(2)              The gross balances of derivative assets contained within prepaid expenses and other current assets, and investments and sundry assets in the Consolidated Statement of Financial Position at December 31, 2008 are $773 million and $1,117 million, respectively.

(3)              The gross balances of derivative liabilities contained within other accrued expenses and liabilities, and other liabilities in the Consolidated Statement of Financial Position at December 31, 2008 are $1,414 million and $702 million, respectively.

At December 31, 2008, the company did not have any assets or liabilities measured at fair value on a recurring basis using significant unobservable inputs (Level 3) in the Consolidated Statement of Financial Position.

ITEMS MEASURED AT FAIR VALUE ON A NONRECURRING BASIS

In the fourth quarter, the company recorded an other-than-temporary impairment of $81 million for an equity method investment. The resulting investment which is classified as Level 3 in the fair value hierarchy was valued using a discounted cash flow model. The valuation inputs included an estimate of future cash flows, expectations about possible variations in the amount and timing of cash flows and a discount rate based on the risk-adjusted cost of capital. Potential results were assigned probabilities that resulted in a weighted average or most-likely discounted cash flow fair value as of December 31, 2008. The fair value of the investment after impairment was $7 million at December 31, 2008.

Management Discussion	18
Consolidated Statements	60
Notes	66
A–E	66
A. SIGNIFICANT ACCOUNTING POLICIES	66
B. ACCOUNTING CHANGES	76
C. ACQUISITIONS/DIVESTITURES	78
D. FAIR VALUE	84
E. FINANCIAL INSTRUMENTS (EXCLUDING DERIVATIVES)	85
F-J	86
K-Q	88
R-W	102

Note E.
Financial Instruments (Excluding Derivatives)

FAIR VALUE OF FINANCIAL INSTRUMENTS

Cash and cash equivalents, debt and marketable equity securities and derivative financial instruments are recognized and measured at fair value in the company’s financial statements. Notes and other accounts receivable and other investments are financial assets with carrying values that approximate fair value. Accounts payable, other accrued expenses and short-term debt are financial liabilities with carrying values that approximate fair value. In the absence of quoted prices in active markets, considerable judgment is required in developing estimates of fair value. Estimates are not necessarily indicative of the amounts the company could realize in a current market transaction. The following methods and assumptions are used to estimate fair values:

Loans and Long-term Receivables

Estimates of fair value are based on discounted future cash flows using current interest rates offered for similar loans to clients with similar credit ratings for the same remaining maturities.

Long-Term Debt

For publicly-traded debt, estimates of fair value are based on market prices. For other debt, fair value is estimated based on rates currently available to the company for debt with similar terms and remaining maturities. The carrying amount of long-term debt is $22,689 million and $23,039 million and the estimated fair value is $23,351 million and $26,544 million at December 31, 2008 and 2007, respectively.

DEBT AND MARKETABLE EQUITY SECURITIES

The following table summarizes the company’s debt and marketable equity securities all of which are considered available-for-sale and recorded at fair value in the Consolidated Statement of Financial Position.

($ IN MILLIONS)	Fair Value
At December 31:	2008	2007
Cash and cash equivalents:*
Time deposits and certificates of deposit	$4,805	$5,573
Commercial paper	3,194	3,375
Money market funds	1,950	3,632
Other securities	60	4
TOTAL	$10,009	$12,584
Debt securities—current:**
Commercial paper	$166	$—
Time deposits and certificates of deposit	—	782
Securities of other U.S. political subdivisions (states and municipalities)	—	283
Other securities	—	90
TOTAL	$166	$1,155
Debt securities—noncurrent:***
Securities of U.S. federal government and its agencies	$—	$106
Other securities	6	425
TOTAL	$6	$531

Non-equity method alliance investments***	$165	$746

*                      Included within cash and cash equivalents in the Consolidated Statement of Financial Position.

**               Reported as marketable securities within the Consolidated Statement of Financial Position.

***        Included within investments and sundry assets in the Consolidated Statement of Financial Position. See note I, “Investments and Sundry Assets,” on page 87.

Gross unrealized gains (before taxes) on debt securities were $1 million and $7 million at December 31, 2008 and 2007, respectively. Gross unrealized gains (before taxes) on marketable equity securities were $31 million and $545 million at December 31, 2008 and 2007, respectively. Gross unrealized losses (before taxes) on debt securities were immaterial to the Consolidated Financial Statements at December 31, 2008 and 2007. Gross unrealized losses (before taxes) on marketable equity securities were $27 million and $18 million at December 31, 2008 and 2007, respectively. Based on an evaluation of available evidence as of December 31, 2008, the company believes that unrealized losses on marketable equity securities are temporary and do not represent a need for an other-than-temporary impairment. See note N, “Stockholders’ Equity Activity,” on page 96 for net change in unrealized gains and losses on debt and marketable equity securities.

Proceeds from sales of debt securities and marketable equity securities were approximately $787 million and $286 million at December 31, 2008 and 2007, respectively. The gross realized gains and losses (before taxes) on these sales totaled $182 million and $13 million, respectively in 2008. The gross realized gains and losses (before taxes) on these sales totaled $85 million and $3 million, respectively, in 2007.

The contractual maturities of substantially all available-for-sale debt securities are due in less than one year at December 31, 2008.

Note F.
Inventories

($ IN MILLIONS)
At December 31:	2008	2007
Finished goods	$524	$668
Work in process and raw materials	2,176	1,996
TOTAL	$2,701	$2,664

Note G.
Financing Receivables

($ IN MILLIONS)
At December 31:	2008	2007
Current:
Net investment in sales-type and direct financing leases	$4,226	$4,746
Commercial financing receivables	5,781	6,263
Client loan receivables	4,861	4,652
Installment payment receivables	608	629
TOTAL	$15,477	$16,289
Noncurrent:
Net investment in sales-type and direct financing leases	$5,938	$6,085
Commercial financing receivables	94	113
Client loan receivables	4,718	4,931
Installment payment receivables	433	474
TOTAL	$11,183	$11,603

Net investment in sales-type and direct financing leases is for leases that relate principally to the company’s equipment and are for terms ranging from two to seven years. Net investment in sales-type and direct financing leases includes unguaranteed residual values of $916 million and $915 million at December 31, 2008 and 2007, respectively, and is reflected net of unearned income of $1,049 million and $1,016 million and of allowance for uncollectible accounts receivable of $217 million and $127 million at those dates, respectively. Scheduled maturities of minimum lease payments outstanding at December 31, 2008, expressed as a percentage of the total, are approximately: 2009, 45 percent; 2010, 30 percent; 2011, 17 percent; 2012, 6 percent; and 2013 and beyond, 2 percent.

Commercial financing receivables relate primarily to inventory and accounts receivable financing for dealers and remarketers of IBM and non-IBM products. Payment terms for inventory and accounts receivable financing generally range from 30 to 90 days.

Client loan receivables are loans that are provided by Global Financing primarily to the company’s clients to finance the purchase of the company’s software and services. Separate contractual relationships on these financing arrangements are for terms ranging from two to seven years. Each financing contract is priced independently at competitive market rates. The company has a history of enforcing the terms of these separate financing agreements.

The company utilizes certain of its financing receivables as collateral for non-recourse borrowings. Financing receivables pledged as collateral for borrowings were $373 million and $258 million at December 31, 2008 and 2007, respectively. These borrowings are included in note K, “Borrowings,” on pages 88 to 90.

The company did not have any financing receivables held for sale as of December 31, 2008 and 2007.

Note H.
Plant, Rental Machines and Other Property

($ IN MILLIONS)
At December 31:	2008	2007
Land and land improvements	$729	$701
Buildings and building improvements	8,819	8,498
Plant, laboratory and office equipment	24,950	25,273
	34,499	34,471
Less: Accumulated depreciation	22,178	21,625
Plant and other property – net	12,321	12,847
Rental machines	3,946	4,113
Less: Accumulated depreciation	1,962	1,878
Rental machines – net	1,984	2,235
TOTAL – NET	$14,305	$15,081

Management Discussion	18
Consolidated Statements	60
Notes	66
A–E	66
F–J	86
F. INVENTORIES	86
G. FINANCING RECEIVABLES	86
H. PLANT, RENTAL MACHINES AND OTHER PROPERTY	86
I. INVESTMENTS AND SUNDRY ASSETS	87
J. INTANGIBLE ASSETS INCLUDING GOODWILL	87
K-Q	88
R-W	102

Note I.

Investments and Sundry Assets

($ IN MILLIONS)
At December 31:	2008	2007*
Deferred transition and setup costs and other deferred arrangements**	$1,548	$1,475
Derivatives—noncurrent+	1,117	259
Alliance investments:
Equity method	167	271
Non-equity method	285	879
Prepaid software	370	221
Long-term deposits	277	285
Marketable securities	6	531
Other assets	1,289	1,327
TOTAL	$5,058	$5,248

*                      Reclassified to conform with 2008 presentation of deferred taxes, previously combined in investments and sundry assets.

**               Deferred transition and setup costs and other deferred arrangements are related to Global Services client arrangements. Also see note A, “Significant Accounting Policies,” on pages 68 and 69 for additional information.

+                      See note L, “Derivatives and Hedging Transactions,” on pages 90 to 94 for the fair value of all derivatives reported in the Consolidated Statement of Financial Position.

Note J.

Intangible Assets Including Goodwill

INTANGIBLE ASSETS

The following table details the company’s intangible asset balances by major asset class.

	At December 31, 2008
	Gross		Net
($ IN MILLIONS)	Carrying	Accumulated	Carrying
Intangible Asset Class	Amount	Amortization	Amount
Capitalized software	$1,861	$(839)	$1,022
Client-related	1,532	(663)	869
Completed technology	1,167	(327)	840
Strategic alliances	—	—	—
Patents/trademarks	188	(76)	112
Other*	154	(121)	35
TOTAL	$4,901	$(2,023)	$2,878

*                      Other intangibles are primarily acquired proprietary and nonproprietary business processes, methodologies and systems, and impacts from currency translation.

	At December 31, 2007
	Gross		Net
($ IN MILLIONS)	Carrying	Accumulated	Carrying
Intangible Asset Class	Amount	Amortization	Amount
Capitalized software	$1,926	$(826)	$1,100
Client-related	1,054	(495)	559
Completed technology	536	(194)	342
Strategic alliances	103	(103)	—
Patents/trademarks	128	(61)	67
Other*	154	(115)	39
TOTAL	$3,901	$(1,794)	$2,107

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

The net carrying amount of intangible assets increased by $771 million for the year ended December 31, 2008, primarily due to acquisitions of intangibles offset by amortization.

Total amortization was $1,310 million and $1,163 million for the years ended December 31, 2008 and 2007, respectively. The aggregate amortization expense for acquired intangibles (excluding capitalized software) was $520 million and $367 million for the years ended December 31, 2008 and 2007, respectively. In addition, in 2008 the company retired $1,053 million of fully amortized intangible assets, impacting both the gross carrying amount and accumulated amortization for this amount.

The future amortization expense for each of the five succeeding years related to all intangible assets that are currently recorded in the Consolidated Statement of Financial Position is estimated to be as follows at December 31, 2008:

	Capitalized	Acquired
($ IN MILLIONS)	Software	Intangibles	Total
2009	$634	$500	$1,135
2010	314	407	722
2011	74	358	432
2012	—	290	290
2013	—	211	211

GOODWILL

The changes in the carrying amount of goodwill, by reportable segment, for the year ended December 31, 2008, are presented in the table below. There was no impairment of goodwill recorded in 2008.

					Foreign
					Currency
	Balance		Purchase		Translation	Balance
($ IN MILLIONS)	January 1,	Goodwill	Price		and Other	December 31,
Segment	2008	Additions	Adjustments	Divestitures	Adjustments	2008
Global Business Services	$4,041	$—	$(4)	$(16)	$(151)	$3,870
Global Technology Services	2,914	68	(5)	—	(361)	2,616
Software	6,846	5,225	(85)	—	(1,018)	10,966
Systems and Technology	484	280	9	—	(1)	772
TOTAL	$14,285	$5,573	$(85)	$(16)	$(1,531)	$18,226

Note K.
Borrowings

SHORT-TERM DEBT

($ IN MILLIONS)
At December 31:	2008	2007
Commercial paper	$468	$5,831
Short-term loans	1,827	2,714
Long-term debt—current maturities	8,942	3,690
TOTAL	$11,236	$12,235

The weighted-average interest rates for commercial paper at December 31, 2008 and 2007, were 3.1 percent and 4.4 percent, respectively. The weighted-average interest rates for short-term loans were 4.5 percent and 4.8 percent at December 31, 2008 and 2007, respectively.

Management Discussion		18
Consolidated Statements		60
Notes		66
A–E		66
F–J		86
K–Q		88
K.	BORROWINGS	88
L.	DERIVATIVES AND HEDGING TRANSACTIONS	90
M.	OTHER LIABILITIES	94
N.	STOCKHOLDERS’ EQUITY ACTIVITY	95
O.	CONTINGENCIES AND COMMITMENTS	97
P.	TAXES	99
Q.	RESEARCH, DEVELOPMENT AND ENGINEERING	101
R-	W	102

LONG-TERM DEBT

Pre-Swap Borrowing

($ IN MILLIONS)
At December 31:	Maturities	2008		2007
U.S. Dollar Notes and Debentures (average interest rate at December 31, 2008):
3.55%	2009–2011	$10,496	*	$12,295
5.67%	2012–2013	5,053	*	3,545
6.25%	2014–2018	4,761	*	3,026
8.375%	2019	750		750
7.00%	2025	600		600
6.22%	2027	469		469
6.50%	2028	313		313
5.875%	2032	600		600
8.00%	2038	1,000		—
7.00%	2045	150		150
7.125%	2096	850		850
		25,041		22,598
Other currencies (average interest rate at December 31, 2008, in parentheses):
Euros (4.4%)	2010–2014	3,330		2,466
Japanese yen (1.8%)	2010–2014	1,457		767
Swiss francs (3.4%)	2011–2014	470		442
Other (10.2%)	2009–2013	203		89
		30,502		26,362
Less: Net unamortized discount		81		65
Add: SFAS No. 133 fair value adjustment**		1,210		432
		31,631		26,729
Less: Current maturities		8,942		3,690
TOTAL		$22,689		$23,039

*

$8.1 billion in debt securities issued by IBM International Group Capital LLC, which is an indirect, 100 percent owned finance subsidiary of the company, is included in 2009-2011 ($6.5 billion), 2012-2013 ($1.5 billion) and 2014-2018 ($0.1 billion). Debt securities issued by IBM International Group Capital LLC are fully and unconditionally guaranteed by the company.

**

In accordance with the requirements of SFAS No. 133, the portion of the company’s fixed-rate debt obligations that is hedged is reflected in the Consolidated Statement of Financial Position as an amount equal to the sum of the debt’s carrying value plus an SFAS No. 133 fair value adjustment representing changes in the fair value of the hedged debt obligations attributable to movements in benchmark interest rates.

POST-SWAP BORROWING (LONG-TERM DEBT, INCLUDING CURRENT PORTION)

($ IN MILLIONS)	2008		2007
At December 31:	Amount	Average Rate	Amount	Average Rate
Fixed-rate debt*	$16,608	6.16%	$10,922	5.48%
Floating-rate debt**	15,023	3.35%	15,807	4.76%
TOTAL	$31,631		$26,729

*

Includes $1,700 million in 2008 and $2,600 million in 2007 of notional interest rate swaps that effectively convert floating-rate long-term debt into fixed-rate debt. (See note L, “Derivatives and Hedging Transactions,” on pages 90 to 94).

**	Includes $7,435 million in 2008 and $9,606 million in 2007 of notional interest rate swaps that effectively convert the fixed-rate long-term debt into floating-rate debt.

Pre-swap annual contractual maturities of long-term debt outstanding at December 31, 2008, are as follows:

($ IN MILLIONS)
2009	$8,931
2010	2,170
2011	3,097
2012	3,078
2013	2,557
2014 and beyond	10,668
TOTAL	$30,502

INTEREST ON DEBT

($ IN MILLIONS)
For the year ended December 31:	2008	2007	2006
Cost of financing	$788	$811	$692
Interest expense	687	753	398
Net investment derivative activity	(13)	(142)	(120)
Interest capitalized	15	9	11
TOTAL INTEREST PAID AND ACCRUED	$1,477	$1,431	$981

Refer to the related discussion on page 118 in note V, “Segment Information,” for total interest expense of the Global Financing segment. See note L, “Derivatives and Hedging Transactions,” on pages 90 to 94 for a discussion of the use of currency and interest rate swaps in the company’s debt risk management program.

LINES OF CREDIT

The company maintains a five-year, $10 billion Credit Agreement (the “Credit Agreement”), which expires on June 28, 2012. The total expense recorded by the company related to this facility was $6.2 million in 2008, $6.2 million in 2007 and $7.4 million in 2006. The amended Credit Agreement permits the company and its Subsidiary Borrowers to borrow up to $10 billion on a revolving basis. Borrowings of the Subsidiary Borrowers will be unconditionally backed by the company. The company may also, upon the agreement of either existing lenders, or of the additional banks not currently party to the Credit Agreement, increase the commitments under the Credit Agreement up to an additional $2.0 billion. Subject to certain terms of the Credit Agreement, the company and Subsidiary Borrowers may borrow, prepay and reborrow amounts under the Credit Agreement at any time during the Credit Agreement. Interest rates on borrowings under the Credit Agreement will be based on prevailing market interest rates, as further described in the Credit Agreement. The Credit Agreement contains customary representations and warranties, covenants, events of default, and indemnification provisions. The company believes that circumstances that might give rise to breach of these covenants or an event of default, as specified in the Credit Agreement are remote. The company’s other lines of credit, most of which are uncommitted, totaled approximately $11,031 million and $9,992 million at December 31, 2008 and 2007, respectively. Interest rates and other terms of borrowing under these lines of credit vary from country to country, depending on local market conditions.

($ IN MILLIONS)
At December 31:	2008	2007
Unused lines:
From the committed global credit facility	$9,888	$9,792
From other committed and uncommitted lines	8,376	7,895
TOTAL UNUSED LINES OF CREDIT	$18,264	$17,687

Note L.
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

As a result of the use of derivative instruments, the company is exposed to the risk that counterparties to derivative contracts will fail to meet their contractual obligations. To mitigate the counterparty credit risk, the company has a policy of only entering into contracts with carefully selected major financial institutions based upon their credit ratings and other factors, and maintains strict dollar limits that correspond to each institution’s credit rating. The company’s established policies and procedures for mitigating credit risk on principal transactions include reviewing and establishing limits for credit exposure and continually assessing the creditworthiness of counterparties. Master agreements with counterparties include master netting arrangements as further mitigation of credit exposure to

Management Discussion	18
Consolidated Statements	60
Notes	66
A–E	66
F–J	86
K–Q	88
K. BORROWINGS	88
L. DERIVATIVES AND HEDGING TRANSACTIONS	90
M. OTHER LIABILITIES	94
N. STOCKHOLDERS’ EQUITY ACTIVITY	95
O. CONTINGENCIES AND COMMITMENTS	97
P. TAXES	99
Q. RESEARCH, DEVELOPMENT AND ENGINEERING	101
R-W	102

counterparties. These arrangements permit the company to net amounts due from the company to a counterparty with amounts due to the company from a counterparty reducing the maximum loss from credit risk in the event of counterparty default.

The company employs derivative instruments to hedge the volatility in stockholders’ equity resulting from changes in currency exchange rates of significant foreign subsidiaries of the company with respect to the U.S. dollar. These instruments, designated as net investment hedges in accordance with SFAS No. 133, expose the company to liquidity risk as the derivatives have an immediate cash flow impact upon maturity which is not offset by the translation of the underlying hedged equity. The company monitors the cash loss potential on an ongoing basis and may discontinue some of these hedging relationships by de-designating the derivative instrument to manage this liquidity risk. Although not designated as accounting hedges, the company may utilize derivatives to offset the changes in fair value of the de-designated instruments from the date of de-designation until maturity. The company expended $546 million and $258 million related to maturities of derivative instruments that existed in qualifying net investment hedge relationships in 2008 and 2007, respectively. At December 31, 2008, the company had net liabilities of $244 million, representing the fair value of derivative instruments in qualifying net investment hedge relationships. Of this amount, $50 million is expected to mature in fiscal 2009. In addition, at December 31, 2008, the company had net liabilities of $458 million, representing the fair value of derivative instruments that were designated in qualifying net investment hedging relationships as of December 31, 2007, but were subsequently de-designated in fiscal 2008. This amount will fully mature in fiscal 2009. At December 31, 2008 the weighted-average remaining maturity of all derivative instruments designated as net investment hedges was approximately 2.4 years as compared to 1.5 years at December 31, 2007.

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

The company is exposed to interest rate volatility on forecasted debt issuances. To manage this risk, the company may use forward starting interest-rate swaps to lock in a portion of the rate on the interest payments related to the forecasted debt issuance. These swaps are accounted for as cash flow hedges.

At December 31, 2008 and 2007, the weighted-average remaining maturity of all swaps in the debt risk management program was approximately five years.

LONG-TERM INVESTMENTS IN FOREIGN SUBSIDIARIES (NET INVESTMENT)

A significant portion of the company’s foreign currency denominated debt portfolio is designated as a hedge of net investment which reduces the volatility in stockholders’ equity caused by changes in foreign currency exchange rates in the functional currency of major foreign subsidiaries with respect to the U.S. dollar. The company also uses cross-currency interest rate swaps and foreign exchange forward contracts for this risk management purpose. The currency effects of these hedges (approximately $243 million losses in 2008, $880 million losses in 2007 and $350 million losses in 2006, net of tax) were reflected in accumulated gains and (losses) not affecting retained earnings within the Consolidated Statement of Stockholders’ Equity, thereby offsetting a portion of the translation adjustment of the applicable foreign subsidiaries’ net assets.

ANTICIPATED ROYALTIES AND COST TRANSACTIONS

The company’s operations generate significant nonfunctional currency, third-party vendor payments and intercompany payments for royalties and goods and services among the company’s non-U.S. subsidiaries and with the parent company. In anticipation of these foreign currency cash flows and in view of the volatility of the currency markets, the company selectively employs foreign exchange forward contracts to manage its currency risk. These forwards are accounted for as cash flow hedges. The maximum length of time over which the company is hedging its exposure to the variability in future cash flows is approximately four years. At December 31, 2008, the weighted-average remaining maturity of these derivative instruments was approximately 446 days as compared to 281 days at December 31, 2007.

SUBSIDIARY CASH AND FOREIGN CURRENCY ASSET/LIABILITY MANAGEMENT

The company uses its Global Treasury Centers to manage the cash of its subsidiaries. These centers principally use currency swaps to convert cash flows in a cost-effective manner. In addition, the company uses foreign exchange forward contracts to economically hedge, on a net basis, the foreign currency exposure of a portion of the company’s nonfunctional currency assets and liabilities. The terms of these forward and swap contracts are generally less than six months. The changes in the fair values of these contracts and of the underlying hedged exposures are generally offsetting and are recorded in other (income) and expense in the Consolidated Statement of Earnings.

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

The company is exposed to a potential loss if a client fails to pay amounts due under contractual terms (credit risk). The company utilizes credit default swaps to economically hedge its credit exposures. The swaps are recorded at fair value with gains and losses reported in other (income) and expense in the Consolidated Statement of Earnings. The company had no credit default swaps outstanding at December 31, 2008.

To economically hedge its foreign exchange exposure not covered by any of the previously discussed programs, the company also uses certain forward contracts that are not designated as accounting hedges. These derivatives are recorded at fair value with gains and losses reported in other (income) and expense in the Consolidated Statement of Earnings.

The tables on page 93 summarize the net fair value of the derivative instruments and the carrying value of foreign currency denominated debt designated as a hedge of net investment at December 31, 2008 and 2007 (included in the Consolidated Statement of Financial Position).

Management Discussion	18
Consolidated Statements	60
Notes	66
A–E	66
f–J	86
K–Q	88
K. borrowings	88
L. derivatives and hedging transactions	90
M. other liabilities	94
N. stockholders’ equity activity	95
O. contingencies and commitments	97
p. taxes	99
q. research, development and engineering	101
R–W	102

	Hedge Designation
($ in millions)					Net		Non-Hedge/
At December 31, 2008	Fair value		Cash Flow		Investment		Other
Derivatives–net asset/(liability):
Debt risk management	$848		$19		$—		$77
Long-term investments in foreign subsidiaries (net investments)	—		—		(244)		(458)
Anticipated royalties and cost transactions	—		(404)		—		—
Subsidiary cash and foreign currency asset/liability management	—		—		—		(88)
Equity risk management	—		—		—		24
Other derivatives	—		—		—		—
Total derivatives	848	(a)	(385	)(b)	(244	)(c)	(445	)(d)
Debt:
Long-term investments in foreign subsidiaries (net investments)	—		—		(3,819	)(e)	—
TOTAL	$848		$(385)		$(4,063)		$(445)

(a)	Comprises assets of $858 million and liabilities of $10 million.
(b)	Comprises assets of $593 million and liabilities of $978 million.
(c)	Comprises assets of $109 million and liabilities of $353 million.
(d)	Comprises assets of $330 million and liabilities of $775 million.
(e)	Represents foreign currency denominated debt formally designated as a hedge of net investment.

	Hedge Designation
($ in millions)					Net		Non-Hedge/
At December 31, 2008	Fair value		Cash Flow		Investment		Other
Derivatives–net asset/(liability):
Debt risk management	$167		$291		$—		$50
Long-term investments in foreign subsidiaries (net investments)	—		—		(937)		—
Anticipated royalties and cost transactions	—		(203)		—		—
Subsidiary cash and foreign currency asset/liability management	—		—		—		(56)
Equity risk management	—		—		—		30
Other derivatives	—		—		—		6
Total derivatives	167	(a)	88	(b)	(937	)(c)	30	(d)
Debt:
Long-term investments in foreign subsidiaries (net investments)	—		—		(2,787	)(e)	—
TOTAL	$167		$88		$(3,724)		$30

(a)	Comprises assets of $181 million and liabilities of $14 million.
(b)	Comprises assets of $526 million and liabilities of $438 million.
(c)	Comprises liabilities of $937 million.
(d)	Comprises assets of $90 million and liabilities of $60 million.
(e)	Represents foreign currency denominated debt formally designated as a hedge of net investment.

ACCUMULATED DERIVATIVE GAINS OR LOSSES

At December 31, 2008, in connection with its cash flow hedges of anticipated royalties and cost transactions, the company recorded net gains of $88 million, net of tax, in accumulated gains and (losses) not affecting retained earnings. Of this amount, $235 million of gains are expected to be reclassified to net income within the next year, providing an offsetting economic impact against the underlying anticipated transactions. At December 31, 2008, net losses of approximately $14 million, net of tax, were recorded in accumulated gains and (losses) not affecting retained earnings in connection with cash flow hedges of the company’s borrowings. Of this amount, $10 million of gains are expected to be reclassified to net income within the next year, providing an offsetting economic impact against the underlying transactions.

The following table summarizes activity in the accumulated gains and (losses) not affecting retained earnings section of the Consolidated Statement of Stockholders’ Equity related to all derivatives classified as cash flow hedges.

($ in millions, net of tax)	(Credit)/Debit
December 31, 2005	$(238)
Net gains reclassified into earnings from equity during 2006	205
Changes in fair value of derivatives in 2006	138
December 31, 2006	104
Net losses reclassified into earnings from equity during 2007	(116)
Changes in fair value of derivatives in 2007	239
December 31, 2007	227
Net losses reclassified into earnings from equity during 2008	(303)
Changes in fair value of derivatives in 2008	2
DECEMBER 31, 2008	$(74)

For the years ending December 31, 2008, 2007 and 2006, there were no significant gains or losses recognized in earnings representing hedge ineffectiveness or excluded from the assessment of hedge effectiveness (for fair value hedges and cash flow hedges), or associated with an underlying exposure that did not or was not expected to occur (for cash flow hedges); nor are there any anticipated in the normal course of business.

Note M.

Other Liabilities

($ in millions)
At December 31:	2008	2007
Income tax reserves	$3,557	$2,107
Executive compensation accruals	860	1,058
Disability benefits	743	734
Derivatives liabilities	702	534
Restructuring actions	476	631
Workforce reductions	415	476
Deferred taxes	270	1,064
Environmental accruals	246	231
Noncurrent warranty accruals	189	157
Asset retirement obligations	119	114
Other	735	864
TOTAL	$8,311	$7,970

In response to changing business needs, the company periodically takes workforce reduction actions to improve productivity, cost competitiveness and to rebalance skills. The noncurrent contractually obligated future payments associated with these activities are reflected in the workforce reductions caption in the previous table.

In addition, the company executed certain special actions as follows: (1) the second quarter of 2005 associated with Global Services segments, primarily in Europe, (2) the second quarter of 2002 associated with the Microelectronics Division and rebalancing of both the company’s workforce and leased space resources, (3) the fourth quarter of 2002 associated with the acquisition of the PricewaterhouseCoopers consulting business, (4) the 2002 actions associated with the HDD business for reductions in workforce, manufacturing capacity and space, (5) the actions taken in 1999, and (6) the actions that were executed prior to 1994.

The table on page 95 provides a roll forward of the current and noncurrent liabilities associated with these special actions. The current liabilities presented in the table are included in other accrued expenses and liabilities in the Consolidated Statement of Financial Position.

Management Discussion	18
Consolidated Statements	60
Notes	66
A–E	66
f–J	86
K–Q	88
K. borrowings	88
L. derivatives and hedging transactions	90
M. other liabilities	94
N. stockholders’ equity activity	95
O. contingencies and commitments	97
p. taxes	99
q. research, development and engineering	101
R–W	102

($ in millions)	Liability as of Dec. 31, 2007	Payments	Other Adjustments*	Liability as of Dec. 31, 2008
Current:
Workforce	$130	$(127)	$93	$95
Space	30	(55)	47	23
Other	7	—	—	7
Total Current	$167	$(182)	$140	$125

Noncurrent:
Workforce	$557	$—	$(104)	$453
Space	74	—	(50)	23
Total Noncurrent	$631	$—	$(154)	$476

* The other adjustments column in the table above principally includes the reclassification of noncurrent to current, foreign currency translation adjustments and interest accretion.

The workforce accruals primarily relate to terminated employees who are no longer working for the company who were granted annual payments to supplement their incomes in certain countries. Depending on the individual country’s legal requirements, these required payments will continue until the former employee begins receiving pension benefits or dies. Included in the December 31, 2008 workforce accruals above is $38 million associated with the HDD divestiture discussed in note A, “Significant Accounting Policies,” on page 66. The space accruals are for ongoing obligations to pay rent for vacant space that could not be sublet or space that was sublet at rates lower than the committed lease arrangement. The length of these obligations varies by lease with the longest extending through 2020. Other accruals are primarily the remaining liabilities (other than workforce or space) associated with the HDD divestiture.

The company employs extensive internal environmental protection programs that primarily are preventive in nature. The company also participates in environmental assessments and cleanups at a number of locations, including operating facilities, previously owned facilities and Superfund sites. The company’s maximum exposure for all environmental liabilities cannot be estimated and no amounts have been recorded for non-ARO environmental liabilities that are not probable or estimable. The total amounts accrued for non-ARO environmental liabilities, including amounts classified as current in the Consolidated Statement of Financial Position, that do not reflect actual or anticipated insurance recoveries, were $267 million and $261 million at December 31, 2008 and 2007, respectively. Estimated environmental costs are not expected to materially affect the consolidated financial position or consolidated results of the company’s operations in future periods. However, estimates of future costs are subject to change due to protracted cleanup periods and changing environmental remediation regulations.

Note N.

Stockholders’ Equity Activity

The authorized capital stock of IBM consists of 4,687,500,000 shares of common stock with a $.20 per share par value, of which 1,339,095,922 shares were outstanding at December 31, 2008 and 150,000,000 shares of preferred stock with a $.01 per share par value, none of which were outstanding at December 31, 2008.

STOCK REPURCHASES

The Board of Directors authorizes the company to repurchase IBM common stock. The company repurchased 89,890,347 common shares at a cost of $10,563 million, 178,385,436 common shares at a cost of $18,783 million and 97,564,462 common shares at a cost of $8,022 million in 2008, 2007 and 2006, respectively.

Included in the 2007 repurchases highlighted above, in May 2007, IBM International Group (IIG), a wholly owned foreign subsidiary of the company, repurchased 118.8 million shares of common stock for $12.5 billion under accelerated share repurchase (ASR) agreements with three banks.

Pursuant to the ASR agreements, executed on May 25, 2007, IIG paid an initial purchase price of $105.18 per share for the repurchase. The initial purchase price was subject to adjustment based on the volume weighted-average price of IBM common stock over a settlement period of three months for each of the banks. The adjustment also reflected certain other amounts including the banks’ carrying costs, compensation for ordinary dividends declared by the company during the settlement period and interest benefits for receiving the $12.5 billion payment in advance of the anticipated purchases by each bank of shares in the open market during the respective settlement periods. The adjustment amount could be settled in cash, registered shares or unregistered shares at IIG’s option. Under the ASR agreements, IIG had a separate settlement with each of the three banks. The first settlement occurred on September 6, 2007, resulting in a settlement payment to the bank of $151.8 million. The second settlement occurred on December 5, 2007, resulting in a settlement payment to the bank of $253.1 million. The third settlement occurred on March 4, 2008, resulting in a settlement payment to the company of $54.2 million. The adjusted average price paid per share during the ASR was $108.13, resulting in a total purchase price of $12,581 million. The $351 million difference was settled in cash. The settlement amounts were paid in cash at the election of IIG in accordance with the provisions of the ASR agreements and were recorded as adjustments to stockholders’ equity in the Consolidated Statement of Financial Position on the settlement dates.

The company issued 5,882,800 treasury shares in 2008, 9,282,055 treasury shares in 2007 and 3,489,803 treasury shares in 2006, as a result of exercises of stock options by employees of certain recently acquired businesses and by non-U.S. employees. At December 31, 2008, $5,647 million of Board authorized common stock repurchases was still available. The company plans to purchase shares on the open market or in private transactions from time to time, depending on market conditions. In connection with the issuance of stock as part of the company’s stock-based compensation plans, 1,505,107 common shares at a cost of $166 million, 1,282,131 common shares at a cost of $134 million and 633,769 common shares at a cost of $52 million in 2008, 2007 and 2006, respectively, were remitted by employees to the company in order to satisfy minimum statutory tax withholding requirements. These amounts are included in the treasury stock balance in the Consolidated Statement of Financial Position and the Consolidated Statement of Stockholders’ Equity.

ACCUMULATED GAINS AND (LOSSES) NOT AFFECTING RETAINED EARNINGS (NET OF TAX)

($ in millions)	Net Unrealized Gains/(Losses) on Cash Flow Hedge Derivatives	Foreign Currency Translation Adjustments*	Net Change Retirement-related Benefit Plans	Net Unrealized Gains/(Losses) on Marketable Securities	Accumulated Gains/(Losses) Not Affecting Retained Earnings
December 31, 2006	$(104)	$2,929	$(11,846)	$119	$(8,901)
Change for period	(123)	726	4,678	206	5,487
December 31, 2007	(227)	3,655	(7,168)	325	(3,414)
Change for period	301	(3,552)	(14,856)	(324)	(18,431)
DECEMBER 31, 2008	$74	$103	$(22,025)	$2	$(21,845)

* Foreign currency translation adjustments are presented gross with associated hedges shown net of tax.

NET CHANGE IN UNREALIZED (LOSSES)/GAINS ON MARKETABLE SECURITIES (NET OF TAX)

($ in millions)
For the period ended December 31:	2008	2007*
Net unrealized (losses)/gains arising during the period	$(224)	$255
Less: Net gains included in net income for the period**	100	49
Net change in unrealized (Losses)/gains on marketable securities	$(324)	$206

*	Reclassified to conform with 2008 presentation.

**	Includes writedowns of $3.0 million and $0.5 million in 2008 and 2007, respectively.

Management Discussion	18
Consolidated Statements	60
Notes	66
A-E	66
f-J	86
K-Q	88
K. borrowings	88
L. derivatives and hedging transactions	90
M. other liabilities	94
N. stockholders’ equity activity	95
O. contingencies and commitments	97
p. taxes	99
q. research, development and engineering	101
R-W	102

Note O.
Contingencies and Commitments

CONTINGENCIES

The company is involved in a variety of claims, demands, suits, investigations, tax matters and proceedings that arise from time to time in the ordinary course of its business, including actions with respect to contracts, intellectual property (IP), product liability, employment, benefits, securities, foreign operations and environmental matters. These actions may be commenced by a number of different parties, including competitors, partners, clients, current or former employees, government and regulatory agencies, stockholders and representatives of the locations in which the company does business.

The following is a summary of some of the more significant legal matters involving the company.

The company is a defendant in an action filed on March 6, 2003 in state court in Salt Lake City, Utah by The SCO Group (SCO v. IBM). The company removed the case to Federal Court in Utah. Plaintiff is an alleged successor in interest to some of AT&T’s Unix IP rights, and alleges copyright infringement, unfair competition, interference with contract and breach of contract with regard to the company’s distribution of AIX and Dynix and contribution of code to Linux. The company has asserted counterclaims, including breach of contract, violation of the Lanham Act, unfair competition, intentional torts, unfair and deceptive trade practices, breach of the General Public License that governs open source distributions, promissory estoppel and copyright infringement. In October 2005, the company withdrew its patent counterclaims in an effort to simplify and focus the issues in the case and to expedite their resolution. Motions for summary judgment were heard in March 2007, and the court has not yet issued its decision. On August 10, 2007, the court in another suit, The SCO Group, Inc. v. Novell, Inc., issued a decision and order determining, among other things, that Novell is the owner of UNIX and UnixWare copyrights, and obligating SCO to recognize Novell’s waiver of SCO’s claims against IBM and Sequent for breach of UNIX license agreements. At the request of the court in SCO v. IBM, on August 31, 2007, each of the parties filed a status report with the court concerning the effect of the August 10th Novell ruling on the SCO v. IBM case, including the pending motions. On September 14, 2007, plaintiff filed for bankruptcy protection, and all proceedings in this case were stayed. In the SCO v. Novell case, on November 25, 2008, SCO filed its notice of appeal to the U.S. Court of Appeals for the Tenth Circuit, which included an appeal of the August 10, 2007 ruling.

On November 29, 2006, the company filed a lawsuit against Platform Solutions, Inc. (PSI) in the United States District Court for the Southern District of New York, alleging that PSI violated certain intellectual property rights of IBM. PSI asserted counterclaims against IBM. On January 11, 2008, the court permitted T3 Technologies, a reseller of PSI computer systems, to intervene as a counterclaim-plaintiff. T3 claims that IBM violated certain antitrust laws by refusing to license its patents and trade secrets to PSI and by tying the sales of its mainframe computers to its mainframe operating systems. On June 30, 2008, IBM acquired PSI. As a result of this transaction, IBM and PSI dismissed all claims against each other, and PSI withdrew a complaint it had filed with the European Commission in October 2007 with regard to IBM. Litigation between the company and T3 continues. In January 2009, T3 filed a complaint with the European Commission alleging that IBM violated European Commission competition law based on the facts alleged in the pending U.S. litigation.

The company is a defendant in an action filed on March 16, 2007 in the United States District Court for the Eastern District of Texas by SuperSpeed LLC, which alleges that certain IBM products infringe five patents relating generally to cache coherency techniques. SuperSpeed seeks damages and injunctive relief. The case is set for trial in June 2009.

The company and certain of its subsidiaries are defendants in an action filed on August 17, 2007 in the United District Court for the Eastern District of Texas by JuxtaComm Technologies, Inc., which alleges that certain IBM products infringe a patent relating to the transformation and exchange of data between different computer systems. JuxtaComm seeks damages and injunctive relief. The case is set for trial in November 2009.

In October 2003, a purported collective action lawsuit was filed against IBM in the United States District Court for the Northern District of California by 10 former IBM employees alleging, on behalf of themselves and allegedly similarly situated former employees, that the company engaged in a pattern and practice of discriminating against employees on the basis of age when it terminated employees, both in connection with reductions in force and individualized determinations (Syverson v. IBM). Initially, the District Court dismissed the lawsuit on the basis of release agreements signed by all the plaintiffs. On appeal, the Ninth Circuit reversed the trial court’s finding that the release barred these claims, and in January 2007, after denial of IBM’s petition for rehearing, the matter was returned to the trial court for further proceedings. On October 3, 2007, the court dismissed with prejudice plaintiffs’ claim for relief under the Older Workers Benefit Protection Act, and dismissed with leave to amend plaintiffs’ claim asserting disparate impact age discrimination with respect to individualized terminations. On November 6, 2007, plaintiffs filed a Third Amended Complaint, amending the disparate impact claim. IBM filed its answer on November 26, 2007. On January 29, 2009, the case was dismissed with prejudice.

In January 2004, the Seoul District Prosecutors Office in South Korea announced it had brought criminal bid-rigging charges against several companies, including IBM Korea and LG IBM (a joint venture between IBM Korea and LG Electronics, which has since been dissolved, effective January, 2005) and had also charged employees of some of those entities with, among other things, bribery of certain officials of government-controlled entities in Korea and bid rigging. IBM Korea and LG IBM cooperated fully with authorities in these matters. A number of individuals, including former IBM Korea and LG IBM employees, were subsequently found guilty and sentenced. IBM Korea and LG IBM were also required to pay fines. Debarment orders were imposed at different times, covering a period of no more than a year from the date of issuance, which barred IBM Korea from doing business directly with certain government-controlled entities in Korea. All debarment orders have since expired and when they were in force did not prohibit IBM Korea from selling products and services to business partners who sold to government-controlled entities in Korea. In addition, the U.S. Department of Justice and the SEC have both contacted the company in connection with this matter. In March 2008, the company received a request from the SEC for additional information.

On March 27, 2008, the company was temporarily suspended from participating in new business with U.S. Federal government agencies. The notice of temporary suspension was issued by the Environmental Protection Agency (EPA) and related to an investigation by the EPA of possible violations of the Procurement Integrity provisions of the Office of Federal Procurement Policy Act regarding a specific bid for business with the EPA originally submitted in March 2006. In addition, the U.S. Attorney’s Office for the Eastern District of Virginia served the company and certain employees with grand jury subpoenas related to the bid, requesting testimony and documents regarding interactions between employees of the EPA and certain company employees. On April 4, 2008, the company announced an agreement with the EPA that terminated the temporary suspension order. In January 2009, the U.S. Attorney’s Office for the Eastern District of Virginia confirmed that it was closing its investigation and would bring no charges in this matter. The company is continuing to cooperate with the EPA.

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

The company is a defendant in numerous actions filed after January 1, 2008 in the Supreme Court for the State of New York, county of Broome, on behalf of hundreds of plaintiffs. The complaints allege numerous and different causes of action, including for negligence and recklessness, private nuisance and trespass. Plaintiffs in these cases seek medical monitoring and claim damages in unspecified amounts for a variety of personal injuries and property damages allegedly arising out of the presence of groundwater contamination and vapor intrusion of groundwater contaminants into certain structures in which plaintiffs reside or resided, or conducted business, allegedly resulting from the release of chemicals into the environment by the company at its former manufacturing and development facility in Endicott. These complaints also seek punitive damages in an unspecified amount.

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

The company is also subject to ongoing tax examinations and governmental assessments in various jurisdictions. Along with many other U.S. companies doing business in Brazil, the company is involved in various challenges with Brazilian authorities regarding non-income tax assessments and non-income tax litigation matters. These matters principally relate to claims for taxes on the importation of computer software. The total amounts related to these matters are approximately $2.0 billion, including amounts currently in litigation and other amounts. In November 2008, the company won a significant case in the Superior Chamber of the federal administrative tax court in Brazil and is awaiting the published decision of the case. Assuming this decision is upheld, the remaining total potential amount related to these matters for all applicable years is approximately $500 million. In addition, the company has received an income tax assessment from Mexican authorities relating to the deductibility of certain warranty payments. In response, the company has filed an appeal in the Mexican Federal Fiscal court. The total potential amount related to this matter for all applicable years is approximately $450 million. The company believes it will prevail on these matters and that these amounts are not meaningful indicators of liability.

In accordance with SFAS No. 5, “Accounting for Contingencies,” (SFAS No. 5), the company records a provision with respect to a claim, suit, investigation or proceeding when it is probable that a liability has been incurred and the amount of the loss can be reasonably estimated. Provisions related to income tax matters are recorded in accordance with FIN 48. Claims and proceedings are reviewed at

Management Discussion	18
Consolidated Statements	60
Notes	66
A–E	66
f–J	86
K–Q	88
K. borrowings	88
L. derivatives and hedging transactions	90
M. other liabilities	94
N. stockholders’ equity activity	95
O. contingencies and commitments	97
p. taxes	99
q. research, development and engineering	101
R–W	102

least quarterly and provisions are taken or adjusted to reflect the impact and status of settlements, rulings, advice of counsel and other information pertinent to a particular matter. Any recorded liabilities including any changes to such liabilities for the year ended December 31, 2008, were not material to the Consolidated Financial Statements. Based on its experience, the company believes that the damage amounts claimed in the matters previously referred to are not a meaningful indicator of the potential liability. Claims, suits, investigations and proceedings are inherently uncertain and it is not possible to predict the ultimate outcome of the matters previously discussed. While the company will continue to defend itself vigorously in all such matters, it is possible that the company’s business, financial condition, results of operations or cash flows could be affected in any particular period by the resolution of one or more of these matters.

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

COMMITMENTS

The company’s extended lines of credit to third-party entities include unused amounts of $4,403 million and $3,702 million at December 31, 2008 and 2007, respectively. A portion of these amounts was available to the company’s business partners to support their working capital needs. In addition, the company has committed to provide future financing to its clients in connection with client purchase agreements for approximately $3,342 million and $3,654 million at December 31, 2008 and 2007, respectively. The change over the prior year is due to increased signings of long-term IT infrastructure arrangements in which financing is committed by the company to fund a client’s future purchases from the company.

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

The company is a party to a variety of agreements pursuant to which it may be obligated to indemnify the other party with respect to certain matters. Typically, these obligations arise in the context of contracts entered into by the company, under which the company customarily agrees to hold the other party harmless against losses arising from a breach of representations and covenants related to such matters as title to assets sold, certain IP rights, specified environmental matters, third-party performance of nonfinancial contractual obligations and certain income taxes. In each of these circumstances, payment by the company is conditioned on the other party making a claim pursuant to the procedures specified in the particular contract, which procedures typically allow the company to challenge the other party’s claims. Further, the company’s obligations under these agreements may be limited in terms of time and/or amount, and in some instances, the company may have recourse against third parties for certain payments made by the company.

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

In addition, the company guarantees certain loans and financial commitments. The maximum potential future payment under these financial guarantees was $50 million and $23 million at December 31, 2008 and 2007, respectively. The fair value of the guarantees recognized in the Consolidated Statement of Financial Position is not material.

Note P.

Taxes

($ in millions)
For the year ended December 31:	2008	2007	2006
Income from continuing operations before income taxes:
U.S. operations	$8,424	$7,667	$7,277
Non-U.S. operations	8,291	6,822	6,040
TOTAL INCOME FROM CONTINUING OPERATIONS BEFORE INCOME TAXES	$16,715	$14,489	$13,317

The continuing operations provision for income taxes by geographic operations is as follows:

($ in millions)
For the year ended December 31:	2008	2007	2006
U.S. operations	$2,348	$2,280	$2,413
Non-U.S. operations	2,033	1,791	1,488
TOTAL CONTINUING OPERATIONS PROVISION FOR INCOME TAXES	$4,381	$4,071	$3,901

The components of the continuing operations provision for income taxes by taxing jurisdiction are as follows:

($ in millions)
For the year ended December 31:	2008	2007	2006
U.S. federal:
Current	$338	$1,085	$602
Deferred	1,263	683	1,326
	1,601	1,768	1,928
U.S. state and local:
Deferred	216	141	11
Current	205	(19)	198
	421	122	209
Non-U.S.:
Current	1,927	2,105	1,564
Deferred	432	76	200
	2,359	2,181	1,764
Total continuing operations provision for income taxes	4,381	4,071	3,901
Provision for social security, real estate, personal property and other taxes	4,076	3,832	3,461
Total taxes included in income from continuing operations	$8,457	$7,903	$7,362

A reconciliation of the statutory U.S. federal tax rate to the company’s continuing operations effective tax rate is as follows:

For the year ended December 31:	2008	2007	2006
Statutory rate	35%	35%	35%
Foreign tax differential	(8)	(6)	(5)
State and local	1	1	1
Other	(2)	(2)	(2)
Effective rate	26%	28%	29%

During the second quarter of 2008, the company reached agreement with the Internal Revenue Service (IRS) regarding claims for certain tax incentives. The resolution of this matter resulted in a net tax benefit of $281 million. Also, during the second quarter, the company completed its analysis with respect to certain issues associated with newly published U.S. tax regulations. The review resulted in a tax benefit of $200 million. The above benefits were predominately offset by the second-quarter 2008 tax cost associated with the intercompany transfer of certain intellectual property during the quarter.

During the fourth quarter of 2008, the IRS concluded its examination of the company’s income tax returns for 2004 and 2005 and issued 100  a final Revenue Agent’s Report (RAR). The company has agreed with all of the adjustments contained in the RAR, with the exception of a proposed adjustment, with a pre-tax amount in excess of $2 billion, relating to valuation matters associated with the intercompany transfer of certain intellectual property in 2005 and computational issues related to certain tax credits. The company disagrees with the IRS on these specific matters and intends to contest the proposed adjustments through the IRS appeals process and the courts, if necessary. The company has redetermined its unrecognized tax benefits, including all similar items during open tax years, based on the agreed and disputed adjustments contained in the RAR and associated information and analysis. As a result, the company has recorded a net increase in tax reserves and an associated charge to the provision for income taxes of $85 million.

In addition, in 2008, the company’s effective tax rate also benefited from a net increase in the utilization of foreign tax credits.

The significant components of deferred tax assets and liabilities that are recorded in the Consolidated Statement of Financial Position were as follows:

DEFERRED TAX ASSETS

($ in millions) At December 31:	2008	2007*
Retirement-related benefits	$5,215	$2,505
Stock-based and other compensation	2,579	2,920
Federal/State tax loss/state credit carryforwards	862	781
Capitalized research and development	795	1,050
Foreign tax loss/credit carryforwards	642	498
Deferred income	739	645
Bad debt, inventory and warranty reserves	561	647
Other	2,061	1,962
Gross deferred tax assets	13,454	11,008
Less: valuation allowance	720	772
Net deferred tax assets	$12,734	$10,236

* Reclassified to conform with 2008 presentation.

DEFERRED TAX LIABILITIES

($ in millions)
At December 31:	2008	2007*
Leases	$1,913	$1,635
Depreciation	941	478
Software development costs	449	462
Retirement-related benefits	104	4,964
Other	1,059	856
Gross deferred tax liabilities	$4,466	$8,395

* Reclassified to conform with 2008 presentation.

Management Discussion	18
Consolidated Statements	60
Notes	66
A–E	66
f–J	86
K–Q	88
K. borrowings	88
L. derivatives and hedging transactions	90
M. other liabilities	94
N. stockholders’ equity activity	95
O. contingencies and commitments	97
p. taxes	99
q. research, development and engineering	101
R–W	102

For income tax return purposes, the company has foreign and domestic loss carryforwards, the tax effect of which is $989 million as well as state tax credit carryforwards of $515 million. Substantially all of these carryforwards are available for at least two years or are available for ten years or more.

The company has certain foreign tax loss carryforwards that have not been reflected in the gross deferred tax asset balance. These losses, the potential tax benefit of which is approximately $1.3 billion, have not been recorded in the Consolidated Statement of Financial Position as the company has not determined if it will claim these losses. The company is currently evaluating whether to claim these losses and expects to make a decision within the next six months.

The valuation allowance at December 31, 2008, principally applies to certain foreign, state and local loss carryforwards that, in the opinion of management, are more likely than not to expire unutilized. However, to the extent that tax benefits related to these carryforwards are realized in the future, the reduction in the valuation allowance will reduce income tax expense. The year-to-year change in the allowance balance was a decrease of $52 million.

The amount of unrecognized tax benefits at December 31, 2008 determined in accordance with the provisions of FIN 48 increased by $804 million in 2008 to $3,898 million. A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

($ IN MILLIONS)	2008	2007
Balance at January 1	$3,094	$2,414
Additions based on tax positions related to the current year	1,481	745
Additions for tax positions of prior years	747	195
Reductions for tax positions of prior years (including impacts due to a lapse in statute)	(1,209)	(144)
Settlements	(215)	(116)
Balance at December 31	$3,898	$3,094

The additions to the unrecognized tax benefits related to the current and prior years are primarily attributable to various transfer pricing and related valuation matters, certain tax incentives and credits, acquisition related matters and other non-U.S. and state matters.

The settlements and reductions to the unrecognized tax benefits for tax positions of prior years are primarily attributable to the conclusion of the company’s various U.S. and non-U.S. income tax examinations, the agreement reached with the IRS regarding claims for certain tax incentives, the company’s analysis with respect to certain issues associated with newly published U.S. tax regulations and various non-U.S. matters including impacts due to lapses in statutes of limitation.

The liability at December 31, 2008 of $3,898 million can be reduced by $532 million of offsetting tax benefits associated with the correlative effects of potential transfer pricing adjustments, state income taxes and timing adjustments. The net amount of $3,366 million, if recognized, would favorably affect the company’s effective tax rate.

Interest and penalties related to income tax liabilities are included in income tax expense. During the year ended December 31, 2008, the company recognized $96 million in interest and penalties; in 2007, the company recognized $85 million in interest and penalties. The company has $286 million for the payment of interest and penalties accrued at December 31, 2008 and had $195 million accrued at December 31, 2007.

It is not anticipated that the amount of unrecognized tax benefits reflected as of December 31, 2008 will materially change in the next 12 months; any changes are not expected to have a significant impact on the results of operations, cash flows or the financial position of the company.

With limited exception, the company is no longer subject to U.S. federal, state and local or non-U.S. income tax audits by taxing authorities for years through 2002. The years subsequent to 2002 contain matters that could be subject to differing interpretations of applicable tax laws and regulations as it relates to the amount and/or timing of income, deductions and tax credits. Although the outcome of tax audits is always uncertain, the company believes that adequate amounts of tax and interest have been provided for any adjustments that are expected to result for these years.

It is expected that the audit of the company’s 2006 and 2007 U.S. income tax returns will commence in the first quarter of 2009.

The company has not provided deferred taxes on $21.9 billion of undistributed earnings of non-U.S. subsidiaries at December  31, 2008, as it is the company’s policy to indefinitely reinvest these earnings in non-U.S. operations.  However, the company periodically repatriates a portion of these earnings to the extent that it does not incur an additional U.S. tax liability. Quantification of the deferred tax liability, if any, associated with indefinitely reinvested earnings is not practicable.

For additional information on the company’s effective tax rate refer to the “Looking Forward” section of the Management Discussion on page 45.

Note Q.

Research, Development and Engineering

RD&E expense was $6,337 million in 2008, $6,153 million in 2007 and $6,107 million in 2006.

The company incurred expense of $6,015 million in 2008, $5,754 million in 2007 and $5,682 million in 2006 for scientific research and the application of scientific advances to the development of new and improved products and their uses, as well as services and their application. Within these amounts, software-related expense was $3,359 million, $3,037 million and $2,842 million in 2008, 2007 and 2006, respectively. In addition, included in the expense was a charge of $24 million in 2008 and $7 million in 2006 for acquired IPR&D.

Expense for product-related engineering was $322 million, $399 million and $425 million in 2008, 2007 and 2006, respectively.

Note R.
Earnings Per Share of Common Stock

The following table presents the computation of basic and diluted earnings per share of common stock.

For the year ended December 31:	2008	2007	2006
Weighted-average number of shares on which earnings per share calculations are based:
BASIC:	1,359,769,923	1,423,039,793	1,530,806,987
Add–incremental shares under stock compensation plans	20,190,885	22,730,971	18,074,331
Add–incremental shares associated with Accelerated Share Repurchase agreements	—	1,891,095	—
Add–incremental shares associated with convertible notes	—	1,362,191	3,273,706
Add–incremental shares associated with contingently issuable shares	1,812,328	1,546,529	1,380,360
ASSUMING DILUTION	1,381,773,136	1,450,570,579	1,553,535,384

($ IN MILLIONS EXCEPT PER SHARE AMOUNTS)
BASIC
Income from continuing operations	$12,334	$10,418	$9,416
(Loss)/income from discontinued operations	—	(00)	76
NET INCOME FROM TOTAL OPERATIONS ON WHICH BASIC EARNINGS PER SHARE IS CALCULATED	$12,334	$10,418	$9,492
ASSUMING DILUTION:
Income from continuing operations	$12,334	$10,418	$9,416
Less–net income applicable to contingently issuable shares	1	—	—
Income/(loss) from discontinued operations	—	(00)	76
NET INCOME FROM TOTAL OPERATIONS ON WHICH DILUTEDEARNINGS PER SHARE IS CALCULATED	$12,333	$10,418	$9,492
Earnings/(loss) per share of common stock:
ASSUMING DILUTION:
Continuing operations	$8.93	$7.18	$6.06
Discontinued operations	—	(0.00)	0.05
TOTAL ASSUMING DILUTION	$8.93	$7.18	$6.11
BASIC:
Continuing operations	$9.07	$7.32	$6.15
Discontinued operations	—	(0.00)	0.05
TOTAL BASIC	$9.07	$7.32	$6.20

Weighted-average stock options to purchase 42,981,463 common shares in 2008, 62,782,516 common shares in 2007 and 157,942,283 common shares in 2006 were outstanding, but were not included in the computation of diluted earnings per share because the exercise price of the options was greater than the average market price of the common shares for the full year, and therefore, the effect would have been antidilutive.

Management Discussion	18
Consolidated Statements	60
Notes	66
A–E	66
f–J	86
K–Q	88
R–W	102
R. EARNINGS PER SHARE OF COMMON STOCK	102
S. RENTAL EXPENSE AND LEASE COMMITMENTS	103
T. STOCK-BASED COMPENSATION	103
u. retirement-related benefits	106
v. segment information	116
w. subsequent event	119

Note S.

Rental Expense and Lease Commitments

Rental expense from continuing operations, including amounts charged to inventories and fixed assets, and excluding amounts previously reserved, was $1,681 million in 2008, $1,559 million in 2007 and $1,446 million in 2006. Rental expense in agreements with rent holidays and scheduled rent increases is recorded on a straight-line basis over the lease term. Contingent rentals are included in the determination of rental expense as accruable. Rental expense in prior periods is presented to conform with 2008 presentation, inclusive of rental expenses associated with automobile leases within certain countries. The table below depicts gross minimum rental commitments from continuing operations under noncancelable leases, amounts related to vacant space associated with infrastructure reductions and restructuring actions taken prior to 1994, and in 1999, 2002 and 2005 (previously reserved), sublease income commitments and capital lease commitments. These amounts reflect activities primarily related to office space, as well as manufacturing facilities.

($ IN MILLIONS)	2009	2010	2011	2012	2013	Beyond 2013
Operating lease commitments:
Gross minimum rental commitments (including vacant space below)	$1,481	$1,299	$1,013	$748	$614	$814
Vacant space	$52	$38	$28	$24	$17	$61
Sublease income commitments	$58	$38	$26	$17	$12	$8
Capital lease commitments	$57	$56	$22	$30	$10	$38

Note T.

Stock-Based Compensation

Stock-based compensation cost is measured at grant date, based on the fair value of the award, and is recognized over the employee requisite service period. See note A, “Significant Accounting Policies,” on page 72 for additional information.

The following table presents total stock-based compensation cost included in the Consolidated Statement of Earnings.

($ IN MILLIONS)
For the year ended December 31:	2008	2007	2006
Cost	$116	$166	$216
Selling, general and administrative	484	480	541
Research, development and engineering	58	68	89
Other (income) and expense*	—	(1)	—
Pre-tax stock-based compensation cost	659	713	846
Income tax benefits	(224)	(248)	(305)
TOTAL STOCK-BASED COMPENSATION COST	$435	$464	$541

*                 Reflects the one-time effects of the divestiture of the Printing Systems business in the second quarter of 2007.

Total unrecognized compensation cost related to non-vested awards at December 31, 2008 and 2007 was $1,076 million and $1,101 million, respectively, and is expected to be recognized over a weighted-average period of approximately three years.

There was no significant capitalized stock-based compensation cost at December 31, 2008, 2007 and 2006.

INCENTIVE AWARDS

Stock-based incentive awards are provided to employees under the terms of the company’s long-term performance plans (the “Plans”). The Plans are administered by the Executive Compensation and Management Resources Committee of the Board of Directors (the “Committee”). Awards available under the Plans principally include at-the-money stock options, restricted stock units, performance share units, premium-priced stock options or any combination thereof. The nonmanagement members of the IBM Board of Directors also received stock options under a director stock option plan through December 31, 2006. The director stock option plan was terminated effective January 1, 2007.

The amount of shares originally authorized to be issued under the company’s existing Plans was 274.1 million at December 31, 2008 and 2007. In addition, certain incentive awards granted under previous plans, if and when those awards were canceled, could be reissued under the company’s existing Plans. As such, 47.6 million and 46.7 million additional awards were considered authorized to be issued under the company’s existing Plans as of December 31, 2008 and 2007, respectively. There were 23.8 million and 34.8 million option awards outstanding (which were included in the total options outstanding at December 31, 2008 and 2007, respectively) under previous plans that, if and when canceled, would increase the number of authorized shares. There were 130.1 million and 131.4 million unused shares available to be granted under the Plans as of December 31, 2008 and 2007, respectively.

Under the company’s long-standing practices and policies, all awards are approved prior to or on the date of grant. The exercise price of at-the-money stock options is the average of the high and low market price on the date of grant. The options approval process specifies the individual receiving the grant, the number of options or the value of the award, the exercise price or formula for determining the exercise price and the date of grant. All awards for senior management are approved by the Committee. All awards for employees other than senior management are approved by senior management pursuant to a series of delegations that were approved by the Committee, and the grants made pursuant to these delegations are reviewed periodically with the Committee. Awards that are given as part of annual total compensation for senior management and other employees are made on specific cycle dates scheduled in advance. With respect to awards given in connection with promotions or new hires, the company’s policy requires approval of such awards prior to the grant date, which is typically the date of the promotion or the date of hire. The exercise price of these options is the average of the high and low market price on the date of grant.

Stock Options

Stock options are awards which allow the employee to purchase shares of the company’s stock at a fixed price. Stock options are granted at an exercise price equal to or greater than the company stock price on the date of grant. These awards, which generally vest 25 percent per year, are fully vested four years from the date of grant and have a contractual term of ten years. The company also had a stock-based program under the Plans for its senior executives, designed to drive improved performance and increase the ownership executives have in the company. These executives had the opportunity to receive at-the-money stock options by agreeing to defer a certain percentage of their annual incentive compensation into IBM equity, where it is held for three years or until retirement. In 2005, this program was expanded to cover all executives of the company. Options under this program become fully vested three years from the date of grant and have a contractual term of ten years. The plan element permitting executives to defer annual incentive compensation into IBM equity and receive at-the-money stock options was terminated at December 31, 2006.

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

The fair value of each stock option grant was estimated at the date of grant using a Black-Scholes option pricing model. The following table presents the weighted-average assumptions used in the valuation and the resulting weighted-average fair value per option granted.

For the year ended December 31:	2008+	2007	2006
Option term (years)*	—	5	5
Volatility**	—	23.1%	26.2%
Risk-free interest rate (zero coupon U.S. treasury note)	—	4.5%	4.9%
Dividend yield	—	1.4%	1.3%
Weighted-average fair value per option granted	—	$26	$23

+   During the year ended December 31, 2008, the company did not grant stock options.

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

The following table summarizes option activity under the Plans during the years ended December 31, 2008, 2007 and 2006.

	2008		2007		2006
	Wtd. Avg.	No. of Shares	Wtd. Avg.	No. of Shares	Wtd. Avg.	No. of Shares
	Exercise Price	Under Option	Exercise Price	Under Option	Exercise Price	Under Option
Balance at January 1	$100	157,661,257	$95	207,663,223	$91	236,070,040
Options granted	—	—	103	1,087,381	85	2,013,623
Options exercised	91	(36,282,000)	77	(46,961,380)	53	(21,685,948)
Options canceled/expired	109	(2,072,087)	106	(4,127,967)	100	(8,734,492)
BALANCE AT DECEMBER 31	$102	119,307,170	$100	157,661,257	$95	207,663,223
EXERCISABLE AT DECEMBER 31	$102	114,445,381	$100	144,092,169	$95	177,318,905

Management Discussion	18
Consolidated Statements	60
Notes	66
A-E	66
F-J	86
K-Q	88
R-W	102
R. EARNINGS PER SHARE OF COMMON STOCK	102
S. RENTAL EXPENSE AND LEASE COMMITMENTS	103
T. STOCK-BASED COMPENSATION	103
U. RETIREMENT-RELATED BENEFITS	106
V. SEGMENT INFORMATION	116
W. SUBSEQUENT EVENT	119

During the year ended December 31, 2007, the company did not grant any stock options with exercise prices greater than the stock price at the date of grant. During the year ended December 31, 2006, the company granted approximately 0.5 million stock options with exercise prices greater than the stock price at the date of grant with weighted-average exercise prices of $91, which are included in the table on the bottom of page 104.

The shares under option at December 31, 2008 were in the following exercise price ranges:

	Options Outstanding
				Wtd. Avg.
	Wtd. Avg.	Number	Aggregate	Remaining
	Exercise	of Shares	Intrinsic	Contractual
Exercise Price Range	Price	Under Option	Value	Life (in years)
$60-$85	$77	23,335,453	$169,255,650	4
$85-$105	98	48,113,395	—	4
$105 and over	118	47,858,322	—	2
	$102	119,307,170	$169,255,650	3

	Options Exercisable
				Wtd. Avg.
	Wtd. Avg.	Number	Aggregate	Remaining
	Exercise	of Shares	Intrinsic	Contractual
Exercise Price Range	Price	Under Option	Value	Life (in years)
$60-$85	$77	21,972,870	$167,281,212	4
$85-$105	98	44,616,356	—	4
$105 and over	118	47,856,155	—	2
	$102	114,445,381	$167,281,212	3

In connection with various acquisition transactions, there were an additional 2.0 million options outstanding at December 31, 2008, as a result of the company’s assumption of options granted by the acquired entities. The weighted-average exercise price of these options was $56 per share.

Exercises of Employee Stock Options

The total intrinsic value of options exercised during the years ended December 31, 2008, 2007 and 2006 was $1,073 million, $1,414 million and $727 million, respectively. The total cash received from employees as a result of employee stock option exercises for the years ended December 31, 2008, 2007 and 2006 was approximately $3,320 million, $3,619 million and $1,149 million, respectively. In connection with these exercises, the tax benefits realized by the company for the years ended December 31, 2008, 2007 and 2006 were $356 million, $481 million and $242 million, respectively.

The company settles employee stock option exercises primarily with newly issued common shares and, occasionally, with treasury shares. Total treasury shares held at December 31, 2008 and 2007 were approximately 758 million and 672 million shares, respectively.

Stock Awards

In lieu of stock options, currently the company grants its employees stock awards. These awards are made in the form of Restricted Stock Units (RSUs), including Retention Restricted Stock Units (RRSUs), or Performance Share Units (PSUs). RSUs are stock awards granted to employees that entitle the holder to shares of common stock as the award vests, typically over a two- to five-year period. The fair value of the awards is determined and fixed on the grant date based on the company’s stock price. For RSUs awarded after December 31, 2007, dividend equivalents will not be paid. The fair value of such RSUs is determined and fixed on the grant date based on the company’s stock price adjusted for the exclusion of dividend equivalents.

The following table summarizes RSU activity under the Plans during the years ended December 31, 2008, 2007 and 2006.

	2008		2007		2006
	Wtd. Avg.	Number	Wtd. Avg.	Number	Wtd. Avg.	Number
	Grant Price	of Units	Grant Price	of Units	Grant Price	of Units
Balance at January 1	$94	11,887,746	$84	10,217,258	$83	6,813,698
RSUs granted	107	4,587,011	104	4,929,141	85	4,831,227
RSUs released	88	(3,526,580)	77	(2,747,110)	76	(1,037,927)
RSUs canceled/forfeited	98	(550,662)	88	(511,543)	85	(389,740)
BALANCE AT DECEMBER 31	$100	12,397,515	$94	11,887,746	$84	10,217,258

The remaining weighted-average contractual term of RSUs at December 31, 2008, 2007 and 2006 is the same as the period over which the remaining cost of the awards will be recognized, which is approximately three years. The fair value of RSUs granted during the years ended December 31, 2008, 2007 and 2006 was $490 million, $513 million and $410 million, respectively. The total fair value of RSUs vested and released during the years ended December 31, 2008, 2007 and 2006 was $311 million, $213 million and $79 million. As of December 31, 2008, 2007 and 2006, there was $863 million, $740 million and $501 million, respectively, of unrecognized compensation cost related to nonvested RSUs. The company received no cash from employees as a result of employee vesting and release of RSUs for the years ended December 31, 2008, 2007 and 2006.

PSUs are stock awards where the number of shares ultimately received by the employee depends on the company’s performance against specified targets and typically vest over a three-year period. The fair value of each PSU is determined on the grant date, based on the company’s stock price, and assumes that performance targets will be achieved. Over the performance period, the number of shares of stock that will be issued is adjusted upward or downward based upon the probability of achievement of performance targets. The ultimate number of shares issued and the related compensation cost recognized as expense will be based on a comparison of the final performance metrics to the specified targets. The fair value of PSUs granted during the years ended December 31, 2008, 2007 and 2006 was $126 million, $116 million and $104 million, respectively. Total fair value of PSUs vested and released during the years ended December 31, 2008, 2007 and 2006 was $78 million, $88 million and $67 million, respectively.

In connection with vesting and release of RSUs and PSUs, the tax benefits realized by the company for the years ended December 31, 2008, 2007 and 2006 were $165 million, $133 million and $59 million, respectively.

IBM EMPLOYEES STOCK PURCHASE PLAN

The company maintains a non-compensatory Employees Stock Purchase Plan (ESPP). The ESPP enables eligible participants to purchase full or fractional shares of IBM common stock at a five-percent discount off the average market price on the day of purchase through payroll deductions of up to 10 percent of eligible compensation. Eligible compensation includes any compensation received by the employee during the year. The ESPP provides for offering periods during which shares may be purchased and continues as long as shares remain available under the ESPP, unless terminated earlier at the discretion of the Board of Directors. Individual ESPP participants are restricted from purchasing more than $25,000 of common stock in one calendar year or 1,000 shares in an offering period.

Employees purchased 3.5 million, 4.0 million and 5.8 million shares under the ESPP during the years ended December 31, 2008, 2007 and 2006, respectively. Cash dividends declared and paid by the company on its common stock also include cash dividends on the company stock purchased through the ESPP. Dividends are paid on full and fractional shares and can be reinvested in the ESPP. The company stock purchased through the ESPP is considered outstanding and is included in the weighted-average outstanding shares for purposes of computing basic and diluted earnings per share.

Approximately 12.8 million, 16.3 million and 20.3 million shares were available for purchase under the ESPP at December 31, 2008, 2007 and 2006, respectively.

Note U.

Retirement-Related Benefits

DESCRIPTION OF PLANS

IBM sponsors defined benefit pension plans and defined contribution plans that cover substantially all regular employees, a supplemental retention plan that covers certain U.S. executives and nonpension postretirement benefit plans primarily consisting of retiree medical and dental benefits for eligible retirees and dependents.

U.S. Plans

DEFINED BENEFIT PENSION PLANS

IBM Personal Pension Plan

IBM provides U.S. regular, full-time and part-time employees hired prior to January 1, 2005 with noncontributory defined benefit pension benefits via the IBM Personal Pension Plan. Prior to 2008, the IBM Personal Pension Plan consisted of a tax qualified (qualified) plan and a non-tax qualified (nonqualified) plan. Effective January 1, 2008, the non-qualified plan was renamed the Excess Personal Pension Plan (Excess PPP) and the qualified plan is now referred to as the Qualified PPP. The combined plan is now referred to as the PPP. The Qualified PPP is funded by company contributions to an irrevocable trust fund, which is held for the sole benefit of participants and beneficiaries. The Excess PPP, which is unfunded, provides benefits in excess of IRS limitations for qualified plans.

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

Management Discussion	18
Consolidated Statements	60
Notes	66
A-E	66
F-J	86
K-Q	88
R-W	102
R. EARNINGS PER SHARE OF COMMON STOCK	102
S. RENTAL EXPENSE AND LEASE COMMITMENTS	103
T. STOCK-BASED COMPENSATION	103
U. RETIREMENT-RELATED BENEFITS	106
V. SEGMENT INFORMATION	116
W. SUBSEQUENT EVENT	119

second method is a cash balance formula that calculates benefits using a percentage of employees’ annual salary, as well as an interest crediting rate.

Benefit accruals under the IBM Personal Pension Plan ceased December 31, 2007 for all participants.

U.S. Supplemental Executive Retention Plan

The company also sponsors a non-qualified U.S. Supplemental Executive Retention Plan (Retention Plan). The Retention Plan, which is unfunded, provides benefits to eligible U.S. executives based on average earnings, years of service and age at termination of employment. Effective July 1, 1999, the company replaced the then-effective Retention Plan with the current Retention Plan. Some participants in the previous Retention Plan will still be eligible for benefits under that prior plan if those benefits are greater than the benefits provided under the current plan.

Benefit accruals under the Retention Plan ceased December 31, 2007 for all participants.

DEFINED CONTRIBUTION PLANS

IBM 401(k) Plus Plan

U.S. regular, full-time and part-time employees are eligible to participate in the IBM 401(k) Plus Plan, which is a qualified defined contribution plan under section 401(k) of the Internal Revenue Code. Effective January 1, 2008, under the IBM 401(k) Plus Plan, eligible employees receive a dollar-for-dollar match of their contributions up to 6 percent of eligible compensation for those hired prior to January 1, 2005, and up to 5 percent of eligible compensation for those hired on or after January 1, 2005. In addition, eligible employees receive automatic contributions from the company equal to 1, 2 or 4 percent of eligible compensation based on their eligibility to participate in the PPP as of December 31, 2007. Employees receive automatic contributions and matching contributions after the completion of one year of service.

Prior to January 1, 2008, the company match equaled 50 percent of the first 6 percent of eligible compensation that participants contributed to the plan for those hired before January 1, 2005, and 100 percent of the first 6 percent contributed for those hired after December 31, 2004.

The company’s matching contributions vest immediately and participants are always fully vested in their own contributions. All contributions, including the company match, are made in cash and invested in accordance with participants’ investment elections. There are no minimum amounts that must be invested in company stock, and there are no restrictions on transferring amounts out of company stock to another investment choice, other than excessive trading rules applicable to such investments.

IBM Excess 401(k) Plus Plan

Effective January 1, 2008, the company replaced the IBM Executive Deferred Compensation Plan, an unfunded, non-qualified, defined contribution plan, with the IBM Excess 401(k) Plus Plan (Excess 401(k)), an unfunded, non-qualified defined contribution plan. All employees whose eligible compensation is expected to exceed the IRS compensation limit for qualified plans are eligible to participate in the Excess 401(k). The purpose of the Excess 401(k) is to provide benefits that would be provided under the qualified IBM 401(k) Plus Plan if the compensation limits did not apply.

Amounts deferred into the Excess 401(k) are recordkeeping (notional) accounts and are not held in trust for the participants. Participants in the Excess 401(k) may invest their notional accounts in the primary investment options available to all employees through the 401(k) Plus Plan. Participants in the Excess 401(k) are also eligible to receive company match, automatic contributions and transition credits, if applicable, on eligible compensation deferred into the Excess 401(k) and on compensation earned in excess of the Internal Revenue Code pay limit once they have completed one year of service. Amounts deferred into the Excess 401(k), including company contributions are recorded as liabilities.

NONPENSION POSTRETIREMENT BENEFIT PLAN

U.S. Nonpension Postretirement Plan

The company sponsors a defined benefit nonpension postretirement benefit plan that provides medical and dental benefits to eligible U.S. retirees and eligible dependents, as well as life insurance for eligible U.S. retirees. Effective July 1, 1999, the company established a Future Health Account (FHA) for employees who were more than five years from retirement eligibility. Employees who were within five years of retirement eligibility are covered under the company’s prior retiree health benefits arrangements. Under either the FHA or the prior retiree health benefit arrangements, there is a maximum cost to the company for retiree health benefits.

Since January 1, 2004, new hires, as of that date or later, are not eligible for company subsidized postretirement benefits.

Non-U.S. Plans

Most subsidiaries and branches outside the United States sponsor defined benefit and/or defined contribution plans that cover substantially all regular employees. The company deposits funds under various fiduciary-type arrangements, purchases annuities under group contracts or provides reserves for these plans. Benefits under the defined benefit plans are typically based either on years of service and the employee’s compensation (generally during a fixed number of years immediately before retirement) or on annual credits. The range of assumptions that are used for the non-U.S. defined benefit plans reflect the different economic environments within the various countries.

In addition, certain of the company’s non-U.S. subsidiaries sponsor defined benefit nonpension postretirement benefit plans that provide medical and dental benefits to eligible non-U.S. retirees and eligible dependents, as well as life insurance for certain eligible non-U.S. retirees. However, most of the non-U.S. retirees are covered by local government sponsored and administered programs.

PLAN FINANCIAL INFORMATION

Summary of Financial Information

The following table presents a summary of the total retirement-related benefits net periodic (income)/cost recorded in the Consolidated Statement of Earnings.

($ IN MILLIONS)	U.S. Plans			Non-U.S. Plans			Total
For the year ended December 31:	2008	2007*	2006*	2008	2007*	2006*	2008	2007*	2006*
Defined benefit pension plans	$(948)	$473	$549	$380	$822	$724	$(568)	$1,295	$1,273
Retention Plan	13	23	20	—	—	—	13	23	20
Total defined benefit pension plans (income)/cost	$(936)	$496	$569	$380	$822	$724	$(556)	$1,318	$1,293
IBM 401(k) Plus Plan and Non-U.S. plans	$1,034	$390	$358	$540	$478	$377	$1,574	$868	$735
Excess 401(k)	36	12	11	—	—	—	36	12	11
Total defined contribution plans cost	$1,069	$402	$370	$540	$478	$377	$1,609	$880	$747
Nonpension postretirement benefit plans cost	$310	$342	$335	$53	$57	$53	$363	$399	$388
TOTAL RETIREMENT-RELATED BENEFITS NET PERIODIC COST	$443	$1,240	$1,274	$973	$1,357	$1,154	$1,416	$2,597	$2,428

* Reclassified to conform with 2008 presentation.

The following table presents a summary of the total projected benefit obligation (PBO) for defined benefit plans, accumulated postretirement benefit obligation (APBO) for nonpension postretirement benefit plans (benefit obligations), fair value of plan assets and the associated funded status recorded in the Consolidated Statement of Financial Position.

	Benefit		Fair Value
($ IN MILLIONS)	Obligations		of Plan Assets		Funded Status*
At December 31:	2008	2007**	2008	2007**	2008	2007**
U.S. Plans:
Overfunded plans:
Qualified PPP	$—	$46,323	$—	$57,191	$—	$10,868
Underfunded plans:
Qualified PPP	$47,297	$—	$45,918	$—	$(1,379)	$—
Excess PPP	1,224	1,135	—	—	(1,224)	(1,135)
Retention Plan	235	215	—	—	(235)	(215)
Nonpension postretirement benefit plan	5,224	5,472	113	504	(5,111)	(4,968)
Total underfunded U.S. plans	$53,980	$6,822	$46,031	$504	$(7,949)	$(6,318)
Non-U.S. Plans:
Overfunded plans:
Qualified defined benefit pension plans	$12,586	$29,168	$14,183	$35,716	$1,598	$6,548
Nonpension postretirement benefit plans	12	—	14	—	3	—
Total overfunded non-U.S. plans	$12,598	$29,168	$14,197	$35,716	$1,601	$6,548
Underfunded plans:
Qualified defined benefit pension plans	$21,179	$7,437	$14,980	$5,980	$(6,199)	$(1,457)
Non-qualified defined benefit pension plans	5,406	5,686	—	—	(5,406)	(5,686)
Nonpension postretirement benefit plans	596	769	65	121	(532)	(648)
Total underfunded non-U.S. plans	$27,182	$13,892	$15,045	$6,101	$(12,137)	$(7,791)
TOTAL OVERFUNDED PLANS	$12,598	$75,491	$14,197	$92,908	$1,601	$17,417
TOTAL UNDERFUNDED PLANS	$81,162	$20,714	$61,076	$6,605	$(20,086)	$(14,109)

*            Funded status is recognized in the Consolidated Statement of Financial Position as follows: Asset amounts as prepaid pension assets; (Liability) amounts as compensation and benefits (current liability) and retirement and nonpension postretirement benefit obligations (noncurrent liability).

**     Reclassified to conform with 2008 presentation.

Management Discussion	18
Consolidated Statements	60
Notes	66
A-E	66
F-J	86
K-Q	88
R-W	102
R. EARNINGS PER SHARE OF COMMON STOCK	102
S. RENTAL EXPENSE AND LEASE COMMITMENTS	103
T. STOCK-BASED COMPENSATION	103
U. RETIREMENT-RELATED BENEFITS	106
V. SEGMENT INFORMATION	116
W. SUBSEQUENT EVENT	119

At December 31, 2008, the company’s qualified defined benefit pension plans were 93 percent funded compared to the benefit obligations. The U.S. Qualified PPP was 97 percent funded. Overall, including non-qualifed plans, the company’s defined benefit pension plans were 85 percent funded.

Defined Benefit Pension and Nonpension Postretirement Benefit Plan Financial Information

The following tables represent financial information for the company’s retirement-related benefit plans. Defined benefit pension plans in U.S. Plans consist of the Qualified PPP, the Excess PPP and the Retention Plan. Defined benefit pension plans in the Non-U.S. Plans consist of all such plans sponsored by the company’s subsidiaries. The nonpension postretirement benefit plan in the U.S. Plan represents the U.S. Nonpension Postretirement Benefit Plan. Nonpension postretirement benefit plans in the Non-U.S. Plans consist of all such plans sponsored by the company’s subsidiaries. Prior year amounts were reclassified to conform with 2008 presentation.

The following table presents the components of net periodic (income)/cost of the company’s retirement-related benefit plans recognized in Consolidated Statement of Earnings.

	Defined Benefit Pension Plans
($ IN MILLIONS)	U.S. Plans			Non-U.S. Plans
For the year ended December 31:	2008	2007	2006	2008	2007	2006
Service cost	$—	$773	$791	$660	$688	$640
Interest cost	2,756	2,660	2,525	2,042	1,825	1,626
Expected return on plan assets	(3,978)	(3,703)	(3,613)	(2,725)	(2,528)	(2,314)
Amortization of transition assets	—	—	—	0	(3)	(6)
Amortization of prior service costs/(credits)	(7)	57	54	(129)	(125)	(105)
Recognized actuarial losses	291	703	810	612	934	883
Curtailments and settlements	2	5	—	(139)	2	—
Multiemployer plan/other costs	—	—	—	59	29	1
TOTAL NET PERIODIC (INCOME)/COST	$(936)	$496	$569	$380	$822	$724

	Nonpension Postretirement Benefit Plans
($ IN MILLIONS)	U.S. Plan			Non-U.S. Plans
For the year ended December 31:	2008	2007	2006	2008	2007	2006
Service cost	$55	$69	$62	$10	$12	$12
Interest cost	312	311	306	53	46	45
Expected return on plan assets	(8)	—	—	(10)	(11)	(10)
Amortization of transition assets	—	—	—	0	1	0
Amortization of prior service costs/(credits)	(62)	(62)	(62)	(7)	(8)	(8)
Recognized actuarial losses	9	24	29	14	17	15
Curtailments and settlements	3	—	—	(6)	—	—
TOTAL NET PERIODIC COST	$310	$342	$335	$53	$57	$53

The following table presents the changes in benefit obligations and plan assets of the company’s retirement-related benefit plans.

	Defined Benefit Pension Plans				Nonpension Postretirement Benefit Plans
	U.S. Plans		Non-U.S. Plans*		U.S. Plan		Non-U.S. Plans
($ IN MILLIONS)	2008	2007	2008	2007	2008	2007	2008	2007
Change in benefit obligation:
Benefit obligation at beginning of year	$47,673	$47,839	$42,291	$40,861	$5,472	$5,773	$769	$680
Service cost	—	773	660	688	55	69	10	12
Interest cost	2,756	2,660	2,042	1,825	312	311	53	46
Plan participants’ contributions	—	—	63	67	216	199	—	—
Acquisitions/divestitures, net	—	5	(6)	85	—	—	(1)	—
Actuarial losses/(gains)	1,183	(484)	(64)	(2,388)	(191)	(203)	(12)	(44)
Benefits paid from trust	(2,999)	(3,046)	(1,814)	(1,638)	(656)	(650)	(31)	(6)
Direct benefit payments	(81)	(75)	(486)	(492)	(24)	(38)	(21)	(16)
Foreign exchange impact	—	—	(3,357)	3,279	—	—	(146)	98
Medicare subsidy	—	—	—	—	37	10	—	—
Plan amendments/curtailments/settlements	224	—	(157)	3	3	—	(13)	—
BENEFIT OBLIGATION AT END OF YEAR	$48,756	$47,673	$39,171	$42,291	$5,224	$5,472	$608	$769
Change in plan assets:
Fair value of plan assets at beginning of year	$57,191	$52,913	$41,696	$38,207	$504	$47	$121	$99
Actual return on plan assets	(8,274)	7,324	(7,678)	1,483	4	15	10	11
Employer contributions	—	—	858	474	45	893	10	3
Acquisitions/divestitures, net	—	—	16	52	—	—	—	—
Plan participants’ contributions	—	—	63	67	216	199	—	—
Benefits paid from trust	(2,999)	(3,046)	(1,814)	(1,638)	(656)	(650)	(31)	(6)
Foreign exchange impact	—	—	(3,978)	3,054	—	—	(30)	14
Plan amendments/curtailments/settlements	—	—	2	(3)	—	—	—	—
FAIR VALUE OF PLAN ASSETS AT END OF YEAR	$45,918	$57,191	$29,164	$41,696	$113	$504	$79	$121
FUNDED STATUS AT END OF YEAR	$(2,838)	$9,519	$(10,007)	$(595)	$(5,111)	$(4,968)	$(529)	$(648)
Accumulated benefit obligation**	$48,756	$47,673	$37,759	$40,598	N/A	N/A	N/A	N/A

*	Excludes a defined benefit pension plan in Brazil due to restrictions on the use of plan assets imposed by governmental regulations.

**	Represents the Benefit Obligation assuming no future participant compensation increases.

N/A—Not applicable

The following table presents the net funded status recognized in the Consolidated Statement of Financial Position.

	Defined Benefit Pension Plans				Nonpension Postretirement Benefit Plans
	U.S. Plans		Non-U.S. Plans		U.S. Plan		Non-U.S. Plans
($ IN MILLIONS)	2008	2007	2008	2007	2008	2007	2008	2007
Prepaid pension assets	$—	$10,868	$1,598	$6,548	$—	$—	$3	$—
Current liabilities—Compensation and benefits	(86)	(82)	(283)	(432)	(255)	—	(9)	(12)
Noncurrent liabilities—Retirement and nonpension postretirement benefit obligations	(2,752)	(1,268)	(11,322)	(6,711)	(4,856)	(4,968)	(523)	(636)
FUNDED STATUS—NET	$(2,838)	$9,519	$(10,007)	$(595)	$(5,111)	$(4,968)	$(529)	$(648)

The table on page 111 presents the pre-tax net loss and prior service costs/(credits) and transition (assets)/liabilities recognized in gains and (losses) not affecting retained earnings and the changes in pre-tax net loss, prior service costs/(credits) and transition (assets)/liabilities recognized in accumulated gains and (losses) not affecting retained earnings for the company’s retirement-related benefit plans.

Management Discussion	18
Consolidated Statements	60
Notes	66
A-E	66
F-J	86
K-Q	88
R-W	102
R. EARNINGS PER SHARE OF COMMON STOCK	102
S. RENTAL EXPENSE AND LEASE COMMITMENTS	103
T. STOCK-BASED COMPENSATION	103
U. RETIREMENT-RELATED BENEFITS	106
V. SEGMENT INFORMATION	116
W. SUBSEQUENT EVENT	119

	Defined Benefit Pension Plans				Nonpension Postretirement Benefit Plans
($ IN MILLIONS)	U.S. Plans		Non-U.S. Plans		U.S. Plan		Non-U.S. Plans
For the years ended December 31:	2008	2007	2008	2007	2008	2007	2008	2007
Net loss at January 1	$2,479	$7,286	$9,228	$11,504	$657	$935	$186	$247
Current period loss/(gain)	13,435	(4,105)	10,339	(1,342)	(194)	(254)	(11)	(44)
Curtailments and settlements	—	—	(56)	—	—	—	(7)	—
Amortization of net loss included in net periodic (income)/cost	(291)	(703)	(612)	(934)	(9)	(24)	(14)	(17)
Net loss at December 31	$15,623	$2,479	$18,898	$9,228	$454	$657	$155	$186
Prior service costs/(credits) at January 1	$(60)	$(3)	$(1,147)	$(1,323)	$(115)	$(177)	$(28)	$(35)
Current period prior service costs/(credits)	222	—	—	51	—	—	—	—
Curtailments and settlements	—	—	38	—	—	—	—	—
Amortization of prior service (costs)/credits included in net periodic (income)/cost	7	(57)	129	125	62	62	7	8
Prior service costs/(credits) at December 31	$168	$(60)	$(980)	$(1,147)	$(53)	$(115)	$(21)	$(28)
Transition (assets)/liabilities at January 1	$—	$—	$(1)	$(4)	$—	$—	$1	$2
Amortization of transition assets/(liabilities) included in net periodic (income)/cost	—	—	0	3	—	—	0	(1)
Transition (assets)/liabilities at December 31	$—	$—	$(1)	$(1)	$—	$—	$1	$1
TOTAL LOSS RECOGNIZED IN ACCUMULATED GAINS AND (LOSSES) NOT AFFECTING RETAINED EARNINGS*	$15,791	$2,418	$17,917	$8,080	$401	$542	$135	$160

*

See note N, “Stockholders’ Equity Activity,” on page 96 for the total change in the accumulated gains and (losses) not affecting retained earnings and the Consolidated Statement of Stockholders’ Equity for components of net periodic (income)/cost, including the related tax effects, recognized in gains and (losses) not affecting retained earnings for the company’s retirement-related benefit plans.

The following table presents the pre-tax estimated net loss, estimated prior service costs/(credits) and estimated transition (assets)/liabilities of the company’s retirement-related benefit plans that will be amortized from accumulated gains and (losses) not affecting retained earnings into net periodic (income)/cost and recorded in the Consolidated Statement of Earnings in 2009.

	Defined		Nonpension
	Benefit Pension Plans		Postretirement Benefit Plans
($ IN MILLIONS)	U.S. Plans	Non-U.S. Plans	U.S. Plan	Non-U.S. Plans
Net loss	$434	$703	$—	$10
Prior service costs/(credits)	9	(113)	(39)	(6)
Transition (assets)/liabilities	—	0	—	0

During the year ended December 31, 2008, the IBM Board of Directors approved a pension adjustment for certain U.S. retirees and beneficiaries in the PPP. This adjustment provided a pension increase to approximately 42,000 IBM retirees who retired before January 1, 1997. This adjustment resulted in an increase in the PBO of $222 million and had no impact on the 2008 net periodic (income)/cost.

During the year ended December 31, 2008, the company terminated one of its defined benefit pension plans in Japan that resulted in a settlement gain of $140 million recorded as part of the 2008 net periodic (income)/cost and resulted in a decrease to the PBO of $157 million.

No significant amendments of the retirement-related benefit plans occurred during the years ended December 31, 2007 and 2006 that had a material effect on the Consolidated Statement of Earnings.

Assumptions Used to Determine Plan Financial Information

Underlying both the measurement of benefit obligations and net periodic (income)/cost are actuarial valuations. These valuations use participant-specific information such as salary, age and years of service, as well as certain assumptions, the most significant of which include estimates of discount rates, expected return on plan assets, rate of compensation increases, interest crediting rates and mortality rates. The company evaluates these assumptions, at a minimum, annually, and makes changes as necessary.

The table on page 112 presents the assumptions used to measure the net periodic (income)/cost and the year-end benefit obligations for the retirement-related benefit plans.

	Defined Benefit Pension Plans
	U.S. Plans			Non-U.S. Plans
For the year ended December 31:	2008	2007	2006	2008	2007	2006
WEIGHTED-AVERAGE ASSUMPTIONS USED TO MEASURE NET PERIODIC (INCOME)/COST FOR THE YEAR ENDED DECEMBER 31:
Discount rate	6.00%	5.75%	5.50%	5.06%	4.40%	4.19%
Expected long-term returns on plan assets	8.00%	8.00%	8.00%	6.86%	6.95%	7.14%
Rate of compensation increase*	N/A	4.00%	4.00%	3.23%	3.05%	3.11%
WEIGHTED-AVERAGE ASSUMPTIONS USED TO MEASURE BENEFIT OBLIGATIONS AT DECEMBER 31:
Discount rate	5.75%	6.00%	5.75%	4.89%	5.06%	4.40%
Rate of compensation increase*	N/A	N/A	4.00%	3.09%	3.23%	3.05%

*	Rate of compensation increase is not applicable to the U.S. defined benefit pension plans as benefit accruals ceased December 31, 2007 for all participants.

N/A—Not applicable

	Nonpension Postretirement Benefit Plans
	U.S. Plan			Non-U.S. Plans
For the year ended December 31:	2008	2007	2006	2008	2007	2006
WEIGHTED-AVERAGE ASSUMPTIONS USED TO MEASURE NET PERIODIC COST FOR THE YEAR ENDED DECEMBER 31:
Discount rate	6.00%	5.75%	5.50%	7.13%	6.93%	6.58%
Expected long-term returns on plan assets	3.02%	N/A	N/A	9.04%	9.95%	11.50%
WEIGHTED-AVERAGE ASSUMPTIONS USED TO MEASURE BENEFIT OBLIGATIONS AT DECEMBER 31:
Discount rate	5.75%	6.00%	5.75%	7.36%	7.13%	6.93%

N/A—Not applicable

DISCOUNT RATE

The discount rate assumptions used for the retirement-related benefit plans accounting reflect the yields available on high-quality, fixed income debt instruments at the measurement date. For the U.S. discount rate assumptions, a portfolio of high-quality corporate bonds is constructed with maturities that match the expected timing of the benefit obligation payments. In the non-U.S., where markets for high-quality long-term bonds are not generally as well developed, a portfolio of long-term government bonds is used as a base, to which a credit spread is added to simulate corporate bond yields at these maturities in the jurisdiction of each plan, as the benchmark for developing the respective discount rates. The value of the portfolios constructed in developing the discount rate assumptions is sufficient to effectively settle the benefit obligations and excludes any bonds that do not represent high-quality corporate bonds as a result of current market fluctuations.

For the U.S. defined benefit pension plans, the changes in discount rate assumptions impacted the net periodic (income)/cost and the PBO. The changes in discount rate assumptions resulted in an increase in the 2008 net periodic income of $67 million, a decrease in the 2007 net periodic cost of $92 million and an increase in the 2006 net periodic cost of $94 million. The changes in discount rate assumptions resulted in an increase in the PBO of $1,190 million and a decrease of $1,192 million at December 31, 2008 and 2007, respectively.

For the non-U.S. defined benefit pension plans, the changes in discount rate assumptions resulted in a decrease in the 2008 net periodic cost of $335 million and an increase in the 2007 and 2006 net periodic cost of $30 million and $274 million, respectively.

For the nonpension postretirement benefit plans, the changes in discount rate assumptions had no material impact on net periodic cost for the years ended December 31, 2008, 2007 and 2006 and on the APBO at December 31, 2008 and 2007.

EXPECTED LONG-TERM RETURNS ON PLAN ASSETS

Expected returns on plan assets, a component of net periodic (income)/cost, represent the expected long-term returns on plan assets based on the calculated market-related value of plan assets. The market-related value of plan assets recognizes changes in the fair value of plan assets systematically over a five-year period. Expected long-term returns on plan assets take into account long-term expectations for future returns and investment strategy. These rates of return are developed by the company, calculated using an arithmetic average

Management Discussion	18
Consolidated Statements	60
Notes	66
A-E	66
F-J	86
K-Q	88
R-W	102
R. EARNINGS PER SHARE OF COMMON STOCK	102
S. RENTAL EXPENSE AND LEASE COMMITMENTS	103
T. STOCK-BASED COMPENSATION	103
U. RETIREMENT-RELATED BENEFITS	106
V. SEGMENT INFORMATION	116
W. SUBSEQUENT EVENT	119

and are tested for reasonableness against the historical return average, usually over a ten-year period. The use of expected long-term returns on plan assets may result in recognized pension income that is greater or less than the actual returns of those plan assets in any given year. Over time, however, the expected long-term returns are designed to approximate the actual long-term returns, and therefore result in a pattern of income and cost recognition that more closely matches the pattern of the services provided by the employees. Differences between actual and expected returns are recognized over five years in the expected return on plan assets line in net periodic (income)/cost and also as a component of net loss or gain in accumulated gains and (losses) not affecting retained earnings, which is recognized over the service lives of the employees in the plan, provided such amounts exceed thresholds which are based upon the obligation or the value of plan assets, as provided by accounting standards.

For the Qualified PPP, the expected long-term return on plan assets of 8.00 percent remained constant for the years ended December 31, 2008, 2007 and 2006 and, consequently, had no incremental impact on net periodic (income)/cost.

For the non-U.S. defined benefit pension plans, the changes in the expected long-term return on plan assets resulted in an increase in the 2008, 2007 and 2006 net periodic cost of $41 million, $50 million and $18 million, respectively.

For the nonpension postretirement benefit plans, the company maintains a nominal, highly liquid trust fund balance to ensure payments are made timely. As a result, for the years ended December 31, 2008, 2007 and 2006, the expected long-term return on plan assets and the actual return on those assets were not material.

RATE OF COMPENSATION INCREASES AND MORTALITY RATE

The rate of compensation increases is determined by the company, based upon its long-term plans for such increases. The rate of compensation increase is not applicable to the U.S. defined benefit pension plans as benefit accruals ceased December 31, 2007 for all participants. Mortality rate assumptions are based on life expectancy and death rates for different types of participants. Mortality rates are periodically updated based on actual experience. Changes to defined benefit pension plans mortality rate assumptions increased the 2008 and 2007 net periodic cost by $197 million and $80 million, respectively, and increased the 2008 and 2007 benefit obligation by $472 million and $790 million, respectively. Changes to the rate of compensation increases reduced the 2006 net periodic cost by $32 million.

INTEREST CREDITING RATE

Benefits for certain participants in the PPP are calculated using a cash balance formula. An assumption underlying this formula is an interest crediting rate, which impacts both net periodic (income)/cost and the PBO. This assumption provides a basis for projecting the expected interest rate that participants will earn on the benefits that they are expected to receive in the following year and is based on the average from August to October of the one-year U.S. Treasury Constant Maturity yield plus one percent.

For the PPP, the change in the interest crediting rate to 5.2 percent for the year ended December 31, 2008 from 6.0 percent for the year ended December 31, 2007 resulted in an increase in the 2008 net periodic income of $65 million. The change in the interest crediting rate to 6.0 percent for the year ended December 31, 2007 from 5.0 percent for the year ended December 31, 2006 resulted in an increase in the 2007 net periodic cost of $125 million. The change in the interest crediting rate to 5.0 percent for the year ended December 31, 2006 from 3.1 percent for the year ended December 31, 2005 resulted in an increase in the 2006 net periodic cost of $170 million.

HEALTHCARE COST TREND RATE

For nonpension postretirement benefit plan accounting, the company reviews external data and its own historical trends for healthcare costs to determine the healthcare cost trend rates. However, the healthcare cost trend rate has an insignificant effect on plan costs and obligations as a result of the terms of the plan which limit the company’s obligation to the participants. The company assumes that the healthcare cost trend rate for 2009 will be 7.5 percent. In addition, the company assumes that the same trend rate will decrease to 5 percent over the next four years. A one percentage point increase or decrease in the assumed healthcare cost trend rate would not have a material effect on the 2008, 2007 and 2006 net periodic cost or the benefit obligations as of December 31, 2008 and 2007.

Plan Assets

Retirement-related benefit plan assets are recognized and measured at fair value using quoted prices in active markets. In the absence of quoted prices in active markets, quoted prices for similar assets or financial instruments for which significant inputs are observable, either directly or indirectly, are used. Certain assets are measured using prices or valuations that require inputs that are both significant to the fair value measurement and unobservable. Because of the inherent uncertainty of valuations, these fair value measurements might not necessarily indicate the amounts the company could realize in current market transactions.

DEFINED BENEFIT PENSION PLANS

The company’s defined benefit pension plans’ asset allocations at December 31, 2008 and 2007 and target allocation for 2009, by asset category, are as follows:

U.S. Plan (Actual Allocations)

	Plan Assets		2009
	at December 31:		Target
	2008	2007	Allocation
Asset Category:
Equity securities*	37.1%	46.9%	46%
Debt securities	54.0	44.6	44
Real estate*	5.9	5.4	5
Other	3.0	3.1	5
TOTAL	100.0%	100.0%	100%

*	See the discussion on page 114 regarding certain private market assets, and future funding commitments thereof, that are not as liquid as the publicly traded securities.

Non-U.S. Plans (Weighted-Average)

	Plan Assets		2009
	at December 31:		Target
	2008	2007	Allocation
Asset Category:
Equity securities	46.0%	58.2%	47%
Debt securities	48.5	37.7	46
Real estate	1.6	1.9	2
Other	4.0	2.2	6
Total	100.0%	100.0%	100%

The investment objectives of the Qualified PPP portfolio are designed to generate returns that will enable the Qualified PPP to meet its future obligations. The precise amount for which these obligations will be settled depends on future events, including the retirement dates and life expectancy of the plans’ participants. The obligations are estimated using actuarial assumptions, based on the current economic environment. The Qualified PPP portfolio’s investment strategy balances the requirement to generate returns, using potentially higher yielding assets such as equity securities, with the need to control risk in the portfolio with less volatile assets, such as fixed-income securities. Risks include, among others, inflation, volatility in equity values and changes in interest rates that could cause the plans to become underfunded, thereby increasing their dependence on contributions from the company. Within each asset class, careful consideration is given to balancing the portfolio among industry sectors, geographies, interest rate sensitivity, dependence on economic growth, currency and other factors that affect investment returns. During 2007, the company modified the asset allocation of the Qualified PPP portfolio primarily by reducing public equity securities, by increasing debt securities from 33 percent to 43 percent of total plan assets, and by increasing the duration of debt securities and increasing the use of derivatives, including interest rate swaps in debt securities, to further mitigate the effects of future interest rate changes. These changes were designed to reduce the potential negative impact that equity markets or interest rates might have on the funded status of the Qualified PPP. These changes did not impact the expected long-term return on plan assets assumption, which remained at 8.00 percent for 2008. The effect on expected long-term return on plan assets of increasing the duration of debt securities substantially offset the effect of reducing public equity securities. Derivatives are also used to hedge currency, adjust portfolio duration and reduce specific market risks.

The assets are managed by professional investment firms, as well as by investment professionals who are employees of the company. They are bound by mandates and are measured against specific benchmarks. Among these managers, consideration is given, but not limited to, balancing security concentration, issuer concentration, investment style and reliance on particular active and passive investment strategies. Market liquidity risks are tightly controlled, with only a modest percentage of the Qualified PPP portfolio invested in private market assets consisting of private equities and private real estate investments, which are less liquid than publicly traded securities.

The Qualified PPP portfolio included private market assets comprising approximately 12.9 percent and 12.0 percent of total assets at December 31, 2008 and 2007, respectively. The target allocation for private market assets in 2009 is 12.9 percent. As of December 31, 2008, the Qualified PPP portfolio had $3,999 million in commitments for future private market investments to be made over a number of years. These commitments are expected to be funded from plan assets.

Other assets in the Qualified PPP portfolio include commodities and non-traditional investments designed to further diversify the returns of the portfolio.

Equity securities include IBM common stock of $83 million, representing 0.2 percent of the Qualified PPP plan assets at December 31, 2008 and $111 million, representing 0.2 percent of the plan assets at December 31, 2007.

Outside the U.S., the investment objectives are similar, subject to local regulations. In some countries, a higher percentage allocation to fixed income securities is required. In others, the responsibility for managing the investments typically lies with a board that may include up to 50 percent of members elected by employees and retirees. This can result in slight differences compared with the strategies previously described. Generally, these non-U.S. funds do not invest in illiquid assets and their use of derivatives is usually limited to currency hedging, adjusting portfolio durations and reducing specific market risks. There was no significant change in the investment strategies of these plans during either 2008 or 2007.

Expected Contributions

Defined Benefit Pension Plans

It is the company’s general practice to fund amounts for pensions sufficient to meet the minimum requirements set forth in applicable employee benefits laws and local tax laws. From time to time, the company contributes additional amounts as it deems appropriate.

The company contributed $917 million and $503 million in cash to non-U.S. plans, including non-U.S. multi-employer plans, during the years ended December 31, 2008 and 2007, respectively.

In 2009, the company is not legally required to make any contributions to the U.S. defined benefit pension plans. However, depending on market conditions, or other factors, the company may elect to make discretionary contributions to the Qualified PPP during the year.

The Pension Protection Act of 2006 (the Act), enacted into law in 2006, is a comprehensive reform package that, among other provisions, increases pension funding requirements for certain U.S. defined benefit plans, provides guidelines for measuring pension plan assets

Management Discussion	18
Consolidated Statements	60
Notes	66
A-E	66
F-J	86
K-Q	88
R-W	102
R. earnings per share of common stock	102
S. rental expense and lease commitments	103
T. stock-based compensation	103
U. retirement-related benefits	106
V. segment information	116
W. subsequent event	119

and pension obligations for funding purposes and raises tax deduction limits for contributions to retirement-related benefit plans. The additional funding requirements by the Act apply to plan years beginning after December 31, 2007. The Act was updated by the Worker, Retiree and Employer Recovery Act of 2008, which revised the funding requirements in the Act by clarifying that pension plans may smooth the value of pension plans over 24 months. The adoption of the Act, as modified, is not expected to have a material effect on the company’s minimum mandatory contributions to its PPP.

In 2009, the company estimates contributions to its non-U.S. plans to be approximately $1,000 million, which will be mainly contributed to defined benefit pension plans in Japan, the Netherlands, Spain, Switzerland, Belgium and the United Kingdom. These 2009 contributions represent the legally mandated minimum contributions. Financial market performance in 2009 could increase the legally mandated minimum contribution in certain countries which require monthly or daily remeasurement of the funded status. The company could also elect to contribute more than the legally mandated amount based on market conditions or other factors.

Nonpension Postretirement Benefit Plans

The company contributed $10 million and $850 million to the non-pension postretirement benefit plans during the years ended December 31, 2008 and 2007. These contribution amounts exclude the Medicare-related subsidy discussed below. The 2007 funding included a $500 million voluntary contribution to the U.S. nonpension postretirement benefit plan to fund benefit payments.

Expected Benefit Payments

Defined Benefit Pension Plan Expected Payments

The following table presents the total expected benefit payments to defined benefit pension plan participants. These payments have been estimated based on the same assumptions used to measure the plans’ PBO at December 31, 2008 and include benefits attributable to estimated future compensation increases, where applicable.

	Qualified		Qualified	Non-qualified	Total Expected
	PPP	Excess PPP	Non-U.S. Plans	Non-U.S. Plans	Benefit
($ in millions)	Payments	Payments	Payments	Payments	Payments
2009	$3,492	$86	$1,791	$349	$5,718
2010	3,226	87	1,804	348	5,465
2011	3,234	90	1,830	351	5,506
2012	3,249	93	1,853	356	5,551
2013	3,266	95	1,874	362	5,598
2014 - 2018	16,630	511	9,888	1,922	28,952

The 2009 expected benefit payments to defined benefit pension plan participants not covered by the respective plan assets (underfunded plans) represent a component of compensation and benefits, within current liabilities, in the Consolidated Statement of Financial Position.

Nonpension Postretirement Benefit Plan Expected Payments

The following table reflects the total expected benefit payments to nonpension postretirement benefit plan participants, as well as the expected receipt of the company’s share of the Medicare subsidy described below. These payments have been estimated based on the same assumptions used to measure the plan’s APBO at December 31, 2008.

		Less: IBM Share	Net Expected	Qualified	Non-qualified	Total Expected
	U.S. Plan	of Expected	U.S. Plan	Non-U.S. Plans	Non-U.S. Plans	Benefit
($ in millions)	Payments	Medicare Subsidy	Payments	Payments	Payments	Payments
2009	$496	$32	$464	$5	$23	$492
2010	487	34	453	4	25	482
2011	473	37	436	5	26	467
2012	453	39	414	5	28	447
2013	446	—	446	5	29	481
2014 - 2018	2,190	—	2,190	33	175	2,398

The 2009 expected benefit payments to nonpension postretirement benefit plan participants not covered by the respective plan assets represent a component of compensation and benefits, within current liabilities, in the Consolidated Statement of Financial Position.

MEDICARE PRESCRIPTION DRUG ACT

In connection with the Medicare Prescription Drug Improvement and Modernization Act of 2003, the company is expected to continue to receive a federal subsidy of approximately $269 million to subsidize the prescription drug coverage provided by the U.S. nonpension postretirement benefit plan, which is expected to extend until 2012. Approximately $143 million of the subsidy will be used by the company to reduce its obligation and cost related to the U.S. nonpension postretirement benefit plan. The company will contribute the remaining subsidy of $126 million to the plan in order to reduce contributions required by the participants. The company received a total subsidy of $45 million and $46 million for prescription drug-related coverage during the years ended December 31, 2008 and 2007, which was utilized to reduce the company contributions to the U.S. non-pension postretirement benefit plan.

The company has included the impact of its portion of the subsidy in the determination of net periodic cost and APBO for the U.S. nonpension postretirement benefit plan at and for the years ended December 31, 2008, 2007 and 2006. The impact of the subsidy resulted in a reduction in APBO of $127 million and $139 million at December 31, 2008 and 2007, respectively. The impact of the subsidy resulted in a reduction in the 2008, 2007 and 2006 net periodic cost of $40 million, $36 million and $40 million, respectively.

OTHER PLAN INFORMATION

The following table presents information for defined benefit pension plans with accumulated benefit obligations (ABO) in excess of plan assets. For a more detailed presentation of the funded status of the company’s defined benefit pension plans, see table on page 110.

	2008		2007
($ in millions)	Benefit		Benefit
At December 31:	Obligation	Plan Assets	Obligation	Plan Assets
Plans with PBO in excess of plan assets	$75,341	$60,898	$14,472	$5,980
Plans with ABO in excess of plan assets	73,939	60,630	13,607	5,687
Plans with assets in excess of PBO	12,586	14,183	75,491	92,908

Note V.

Segment Information

The company uses business insight and its broad range of IT capabilities to create client- and industry-specific information solutions. The company operates primarily in a single industry using several segments that create value by offering solutions that include, either singularly or in some combination, services, software, hardware and financing.

The company’s major operations are comprised of a Global Technology Services segment; a Global Business Services segment; a Software segment; a predominantly hardware product segment—Systems and Technology; and a Global Financing segment. The segments represent components of the company for which separate financial information is available that is utilized on a regular basis by the chief executive officer in determining how to allocate the company’s resources and evaluate performance. The segments are determined based on several factors, including client base, homogeneity of products, technology, delivery channels and similar economic characteristics.

Information about each segment’s business and the products and services that generate each segment’s revenue is located in the “Description of Business” section of the Management Discussion on pages 22 and 23, and “Segment Details,” on pages 25 to 30.

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

The company utilizes globally integrated support organizations to realize economies of scale and efficient use of resources. As a result, a considerable amount of expense is shared by all of the segments. This shared expense includes sales coverage, marketing and support functions such as Accounting, Treasury, Procurement, Legal, Human Resources and Billing and Collections. Where practical, shared expenses are allocated based on measurable drivers of expense, e.g., headcount. When a clear and measurable driver cannot be identified, shared expenses are allocated on a financial basis that is consistent with the company’s management system; e.g., advertising is allocated based on the gross profits of the segments. The unallocated corporate amounts arising from certain divestitures, indirect infrastructure reductions, miscellaneous tax items and the unallocated corporate expense pool are recorded in net income but are not allocated to the segments.

Management Discussion	18
Consolidated Statements	60
Notes	66
A-E	66
f-J	86
K-Q	88
R-W	102
R. earnings per share of common stock	102
s. rental expense and lease commitments	103
t. stock-based compensation	103
u. retirement-related benefits	106
v. segment information	116
w. subsequent event	119

The following tables reflect the results of continuing operations of the segments consistent with the company’s management and measurement system. These results are not necessarily a depiction that is in conformity with GAAP; e.g., employee retirement plan costs are developed using actuarial assumptions on a country-by-country basis and allocated to the segments based on headcount. Different amounts could result if actuarial assumptions that are unique to the segment were used. Performance measurement is based on pre-tax income. These results are used, in part, by management, both in evaluating the performance of, and in allocating resources to, each of the segments.

MANAGEMENT SYSTEM SEGMENT VIEW

	Global Services Segments
	Global	Global
($ IN MILLIONS)	Technology	Business		Systems and	Global	Total
For the year ended December 31:	Services	Services	Software	Technology	Financing	Segments
2008:
External revenue	$39,264	$19,628	$22,089	$19,287	$2,559	$102,827
Internal revenue	1,546	1,044	2,761	882	1,892	8,125
Total revenue	$40,810	$20,671	$24,850	$20,169	$4,451	$110,951
Pre-tax income	$4,607	$2,681	$7,075	$1,550	$1,617	$17,531
Revenue year-to-year change	8.1%	7.5%	10.9%	(9.6)%	11.7%	5.0%
Pre-tax income year-to-year change	29.5%	29.9%	17.9%	(28.0)%	16.7%	15.6%
Pre-tax income margin	11.3%	13.0%	28.5%	7.7%	36.3%	15.8%

2007:
External revenue	$36,103	$18,041	$19,982	$21,317	$2,502	$97,944
Internal revenue	1,636	1,193	2,416	998	1,482	7,726
Total revenue	$37,739	$19,234	$22,398	$22,315	$3,984	$105,670
Pre-tax income	$3,557	$2,064	$6,002	$2,153	$1,386	$15,163
Revenue year-to-year change	10.7%	10.9%	9.7%	(3.6)%	2.4%	6.9%
Pre-tax income year-to-year change	8.2%	21.0%	9.3%	23.8%	(4.7)%	10.8%
Pre-tax income margin	9.4%	10.7%	26.8%	9.6%	34.8%	14.3%

2006:
External revenue	$32,322	$15,969	$18,161	$21,970	$2,365	$90,787
Internal revenue	1,763	1,373	2,249	1,168	1,527	8,080
Total revenue	$34,086	$17,341	$20,409	$23,138	$3,892	$98,867
Pre-tax income	$3,288	$1,706	$5,493	$1,739	$1,455	$13,682
Revenue year-to-year change	1.4%	0.6%	8.5%	4.7%	(0.4)%	0.3%
Pre-tax income year-to-year change	25.6%	116.9%	14.9%	(7.6)%	(8.1)%	19.1%
Pre-tax income margin	9.6%	9.8%	26.9%	7.5%	37.4%	13.8%

Reconciliations of IBM as Reported

($ IN MILLIONS)
For the year ended December 31:	2008	2007	2006
Revenue:
Total reportable segments	$110,951	$105,670	$98,867
Other revenue and adjustments	803	842	637
Elimination of internal revenue	(8,125)	(7,726)	(8,080)
Total IBM consolidated revenue	$103,630	$98,786	$91,424

($ IN MILLIONS)
For the year ended December 31:	2008	2007	2006
Pre-Tax Income:
Total reportable segments	$17,531	$15,163	$13,682
Elimination of internal transactions	(433)	(194)	(171)
Unallocated corporate amounts	(382)	(480)	(194)
Total IBM consolidated pre-tax income from continuing operations	$16,715	$14,489	$13,317

Within pre-tax income from continuing operations, unallocated corporate amounts in 2008 and 2007 include the interest expense associated with the incremental debt to support the ASR executed in 2007. The gain from the divestiture of the printing business is also included in the unallocated corporate amount for 2007.

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

The Global Financing segment amounts for interest income and interest expense reflect the interest income and interest expense associated with the Global Financing business, including the intercompany financing activities discussed on page 53, as well as the income from investment in cash and marketable securities. The explanation of the difference between cost of financing and interest expense for segment presentation versus presentation in the Consolidated Statement of Earnings is included on page 56 of the Management Discussion.

MANAGEMENT SYSTEM SEGMENT VIEW

	Global Services Segments
	Global	Global
($ IN MILLIONS)	Technology	Business		Systems and	Global	Total
For the year ended December 31:	Services	Services	Software	Technology	Financing	Segments
2008:
Assets	$15,456	$6,874	$15,336	$7,313	$36,119	$81,098
Depreciation/amortization of intangibles	1,797	99	905	851	2,065	5,718
Capital expenditures/investments in intangibles	1,607	54	504	754	2,143	5,062
Interest income	—	—	—	—	2,604	2,604
Interest expense	—	—	—	—	988	988

2007:
Assets	$16,157	$7,226	$10,042	$7,338	$37,586	$78,348
Depreciation/amortization of intangibles	1,714	122	684	894	2,034	5,448
Capital expenditures/investments in intangibles	1,803	61	559	840	2,432	5,694
Interest income	—	—	—	—	2,421	2,421
Interest expense	—	—	—	—	966	966

2006:
Assets	$14,483	$6,517	$9,262	$7,437	$33,945	$71,643
Depreciation/amortization of intangibles	1,575	136	632	1,024	1,691	5,058
Capital expenditures/investments in intangibles	1,714	43	423	777	2,514	5,470
Interest income	—	—	—	—	2,265	2,265
Interest expense	—	—	—	—	792	792

Management Discussion	18
Consolidated Statements	60
Notes	66
A-E	66
F-J	86
K-Q	88
R-W	102
R. Earnings per share of common stock	102
S. RENTAL EXPENSE AND LEASE COMMITMENTS	103
T. Stock-based compensation	103
U. RETIREMENT-RELATED BENEFITS	106
V. SEGMENT INFORMATION	116
W. SUBSEQUENT EVENT	119

Reconciliations of IBM as Reported

($ IN MILLIONS)
At December 31:	2008	2007	2006
Assets:
Total reportable segments	$81,098	$78,348	$71,643
Elimination of internal transactions	(5,594)	(5,964)	(5,347)
Unallocated amounts:
Cash and marketable securities	11,631	16,007	10,191
Notes and accounts receivable	3,632	3,639	3,743
Deferred tax assets	8,341	2,664	5,299
Plant, other property and equipment	3,172	3,098	3,091
Pension assets	1,594	17,397	10,614
Other	5,647	5,242	4,001
Total IBM consolidated	$109,524	$120,431	$103,234

MAJOR CLIENTS

No single client represents 10 percent or more of the company’s total revenue.

GEOGRAPHIC INFORMATION

The following provides information for those countries that are 10 percent or more of the specific category.

Revenue*

($ in millions)
For the year ended December 31:	2008	2007	2006
United States	$36,686	$36,511	$35,917
Japan	10,403	9,632	9,638
Other countries	56,541	52,643	45,869
Total	$103,630	$98,786	$91,424

*                 Revenues are attributed to countries based on location of client.

Net Plant, Property and Equipment

($ in millions)
At December 31:	2008	2007	2006
United States	$6,469	$6,592	$6,708
Japan	1,055	890	844
Other countries	4,797	5,365	4,849
Total	$12,321	$12,847	$12,401

REVENUE BY CLASSES OF SIMILAR PRODUCTS OR SERVICES

The table below presents external revenue for similar classes of products or services within the company’s reportable segments.  Within Global Technology Services and Global Business Services, client solutions often include IBM software and hardware and other suppliers’ products if the client solution requires it. Within Software, product license charges and ongoing subscription and support are reported as Software and consulting, education, training and other product-related services are reported as Services. Within Systems and Technology,  Microelectronics original equipment manufacturer (OEM) revenue is primarily from the sale of semiconductors. Microelectronics Services revenue includes circuit and component design services and technology and manufacturing consulting services. See “Description of the Business” beginning on page 20 for additional information. The data is presented on a continuing operations basis.

($ IN MILLIONS)	Consolidated
For the year ended December 31:	2008	2007*	2006*
Global Technology Services:
Services	$29,928	$27,482	$24,570
Maintenance	7,250	6,670	5,986
Hardware	1,648	1,496	1,511
Software	438	454	255
Global Business Services:
Services	$19,176	$17,579	$15,462
Software	237	289	348
Hardware	215	173	159
Software:
Software	$20,695	18,992	17,425
Services	1,394	990	735
Systems and Technology:
Servers	$12,717	$13,348	$13,171
Storage	3,612	3,738	3,558
Microelectronics OEM	1,862	2,589	2,930
Retail Store Solutions	741	872	761
Microelectronics Services	355	383	499
Printing Systems	—	386	1,050
Global Financing:
Financing	$1,946	$1,803	$1,740
Remarketing	613	699	625

* Reclassified to conform with 2008 presentation.

Note W.

Subsequent Event

On January 27, 2009, the company announced that the Board of Directors approved a quarterly dividend of $0.50 per common share. The dividend is payable March 10, 2009 to shareholders of record on February 10, 2009.

Five-year Comparison of Selected Financial Data International Business Machines Corporation and Subsidiary Companies

($ in millions except per share amounts)
For the year ended December 31:	2008	2007	2006	2005	2004
Revenue	$103,630	$98,786	$91,424	$91,134	$96,293
Income from continuing operations	$12,334	$10,418	$9,416	$7,994	$7,497
Income/(loss) from discontinued operations	—	(00)	76	(24)	(18)
Income before cumulative effect of change in accounting principle	12,334	10,418	9,492	7,970	7,479
Cumulative effect of change in accounting principle*	—	—	—	(36)	—
Net income	$12,334	$10,418	$9,492	$7,934	$7,479
Earnings/(loss) per share of common stock:
Assuming dilution:
Continuing operations	$8.93	$7.18	$6.06	$4.91	$4.39
Discontinued operations	—	(0.00)	0.05	(0.01)	(0.01)
Before cumulative effect of change in accounting principle	8.93	7.18	6.11	4.90	4.38
Cumulative effect of change in accounting principle*	—	—	—	(0.02)	—
Total	$8.93	$7.18	$6.11	$4.87	$4.38
Basic:
Continuing operations	$9.07	$7.32	$6.15	$4.99	$4.48
Discontinued operations	—	(0.00)	0.05	(0.02)	(0.01)
Before cumulative effect of change in accounting principle	9.07	7.32	6.20	4.98	4.47
Cumulative effect of change in accounting principle*	—	—	—	(0.02)	—
Total	$9.07	$7.32	$6.20	$4.96	$4.47
Cash dividends paid on common stock	$2,585	$2,147	$1,683	$1,250	$1,174
Per share of common stock	1.90	1.50	1.10	0.78	0.70
Investment in plant, rental machines and other property	$4,171	$4,630	$4,362	$3,842	$4,368
Return on stockholders’ equity**	48.8%	42.7%	29.3%	25.6%	25.6%

At December 31:	2008	2007	2006	2005	2004
Total assets	$109,524	$120,431	$103,234	$105,748	$111,003
Net investment in plant, rental machines and other property	14,305	15,081	14,440	13,756	15,175
Working capital	6,568	8,867	4,569	10,509	7,357
Total debt	33,926	35,274	22,682	22,641	22,927
Stockholders’ equity	13,465	28,470	28,506	33,098	31,688

*	Reflects implementation of FASB Interpretation No. 47, “Accounting for Conditional Asset Retirement Obligations.”
**	Restated to conform with 2008 presentation using a five-quarter average for stockholders’ equity.

Selected Quarterly Data International Business Machines Corporation and Subsidiary Companies

($ in millions except per share amounts and stock prices)	First	Second	Third	Fourth	Full
2008:	Quarter	Quarter	Quarter	Quarter	Year
Revenue	$24,502	$26,820	$25,302	$27,006	$103,630
Gross profit	$10,166	$11,599	$10,959	$12,936	$45,661
Income from continuing operations	$2,319	$2,765	$2,824	$4,427	$12,334
Income/(loss) from discontinued operations	—	—	—	—	—
Net income	$2,319	$2,765	$2,824	$4,427	$12,334
Earnings per share of common stock:
Assuming dilution:
Continuing operations	$1.65	$1.98	$2.05	$3.28	$8.93	*
Discontinued operations	—	—	—	—	—
Total	$1.65	$1.98	$2.05	$3.28	$8.93	*
Basic:
Continuing operations	$1.68	$2.02	$2.09	$3.31	$9.07	*
Discontinued operations	—	—	—	—	—
Total	$1.68	$2.02	$2.09	$3.31	$9.07	*
Dividends per share of common stock	$0.40	$0.50	$0.50	$0.50	$1.90
Stock prices:**
High	$119.78	$129.99	$130.92	$116.80
Low	97.04	113.86	109.95	69.50

	First	Second	Third	Fourth	Full
2007:	Quarter	Quarter	Quarter	Quarter	Year
Revenue	$22,029	$23,772	$24,119	$28,866	$98,786
Gross profit	$8,866	$9,938	$9,956	$12,970	$41,729
Income from continuing operations	$1,844	$2,261	$2,362	$3,951	$10,418
(Loss)/income from discontinued operations	—	(1)	(1)	1	(00)
Net income	$1,844	$2,260	$2,361	$3,952	$10,418
Earnings/(loss) per share of common stock:
Assuming dilution:
Continuing operations	$1.21	$1.55	$1.68	$2.80	$7.18	*
Discontinued operations	—	(0.00)	(0.00)	0.00	(0.00)
Total	$1.21	$1.55	$1.68	$2.80	$7.18	*
Basic:
Continuing operations	$1.23	$1.57	$1.72	$2.85	$7.32	*
Discontinued operations	—	(0.00)	(0.00)	0.00	(0.00)
Total	$1.23	$1.57	$1.72	$2.86	$7.32	*
Dividends per share of common stock	$0.30	$0.40	$0.40	$0.40	$1.50
Stock prices:**
High	$100.90	$108.04	$118.89	$121.45
Low	88.77	93.92	104.58	99.27

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

Performance Graphs International Business Machines Corporation and Subsidiary Companies

Comparison of One-, Five- and Ten-year Cumulative Total Return for IBM, S&P 500 Stock Index and S&P Information Technology Index

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

ONE-YEAR

One-year

	2007	2008
• IBM Common Stock	$100.00	$79.24
• S&P 500 Index	100.00	63.00
• S&P Information Technology Index	100.00	56.86

FIVE-YEAR

Five-year

	2003	2004	2005	2006	2007	2008
• IBM Common Stock	$100.00	$107.19	$90.22	$108.06	$121.93	$96.61
• S&P 500 Index	100.00	110.88	116.33	134.70	142.10	89.53
• S&P Information Technology Index	100.00	102.56	103.57	112.29	130.61	74.26

TEN-YEAR

Ten-year

	1998	1999	2000	2001	2002	2003	2004	2005	2006	2007	2008
• IBM Common Stock	$100.00	$117.50	$93.01	$133.01	$85.83	$103.42	$110.86	$93.31	$111.75	$126.10	$99.92
• S&P 500 Index	100.00	121.04	110.02	96.95	75.52	97.18	107.76	113.05	130.91	138.10	87.01
• S&P Information Technology Index	100.00	178.74	105.63	78.31	49.01	72.16	74.00	74.73	81.03	94.24	53.58

Board of Directors and Senior Leadership International Business Machines Corporation and Subsidiary Companies

BOARD OF DIRECTORS

Alain J.P. Belda	Shirley Ann Jackson	Sidney Taurel
Chairman	President	Chairman Emeritus
Alcoa Inc.	Rensselaer Polytechnic Institute	Eli Lilly and Company

Cathleen Black	Taizo Nishimuro	Lorenzo H. Zambrano
President	Chairman	Chairman and
Hearst Magazines	Tokyo Stock Exchange Group, Inc.	Chief Executive Officer
CEMEX, S.A.B. de C.V.
William R. Brody	James W. Owens
President	Chairman and Chief Executive Officer
Salk Institute for Biological Studies	Caterpillar Inc.

Kenneth I. Chenault	Samuel J. Palmisano
Chairman and Chief Executive Officer	Chairman, President and
American Express Company	Chief Executive Officer
IBM
Michael L. Eskew
Retired Chairman and	Joan E. Spero
Chief Executive Officer	Visiting Fellow
United Parcel Service, Inc.	Foundation Center

SENIOR LEADERSHIP

Rodney C. Adkins	John E. Kelly III	Samuel J. Palmisano
Senior Vice President	Senior Vice President	Chairman, President and
Development and Manufacturing	Research and Intellectual Property	Chief Executive Officer
Systems and Technology Group
	R. Franklin Kern III	Virginia M. Rometty
Andrew Bonzani	Senior Vice President	Senior Vice President
Vice President,	Global Business Services	Global Sales and Distribution
Assistant General Counsel and Secretary
	Mark Loughridge	Linda S. Sanford
Michael E. Daniels	Senior Vice President and	Senior Vice President
Senior Vice President	Chief Financial Officer	Enterprise On Demand Transformation
Global Technology Services
	J. Randall MacDonald	Martin J. Schroeter
Jesse J. Greene, Jr.	Senior Vice President	Treasurer
Vice President	Human Resources
Financial Management		Timothy S. Shaughnessy
	Steven A. Mills	Vice President
Jon C. Iwata	Senior Vice President	Services Delivery
Senior Vice President	Software Group
Marketing and Communications		Robert C. Weber
	Robert W. Moffat, Jr.	Senior Vice President
James J. Kavanaugh	Senior Vice President	Legal and Regulatory Affairs, and
Vice President and Controller	Systems and Technology Group	General Counsel

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

IBM files reports with the Securities and Exchange Commission (SEC), including the annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and any other filings required by the SEC. Certifications by IBM’s Chief Executive Officer and Chief Financial Officer are included as exhibits to the company’s SEC reports as required (including the company’s Form 10-K filed in 2009), and Certifications by IBM’s Chief Executive Officer are included in the company’s filings with the New York Stock Exchange and the Chicago Stock Exchange as required (including filings in 2008).

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

ANNUAL MEETING

The IBM Annual Meeting of Stockholders will be held on Tuesday, April 28, 2009, at 10 a.m. in Hall D of the Miami Convention Center, 1901 Convention Center Drive, Miami Beach, Florida.

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

An audio of the 2008 Annual Report will be available for sight-impaired stockholders in June.

The IBM Corporate Responsibility Report details the company’s distinct strategy and results in the areas of governance, supply chain, environmental performance, employment policies and practices, client solutions, community engagements and collaborative practices. The report also highlights how hundreds of IBMers from around the world will take part in IBM’s Corporate Service Corps, a new program to develop employee leadership skills while addressing socio-economic challenges in emerging markets. The report includes key performance metrics for energy and climate, supply chain social responsibility, employee learning and diversity. Further information and a downloadable copy of the report is available on IBM’s corporate responsibility reporting website: www.ibm.com/ibm/responsibility.

GENERAL INFORMATION

For answers to general questions about IBM from within the continental United States, call (800) IBM-4YOU. From outside the United States, Canada and Puerto Rico, call (404) 238-1234.

CORPORATE OFFICES

International Business Machines Corporation

New Orchard Road

Armonk, New York 10504

(914) 499-1900

The IBM Annual Report is printed on recycled paper and is recyclable.

Cognos, DataMirror, Diligent Technologies, Domino, DS8000, FileNet, IBM, Lotus, Lotus Notes, Micromuse, MRO Software, Notes, POWER, POWER5+, POWER6, Rational, System i, System p, System x, System z, Tivoli, WatchFire, WebDialogs and WebSphere are trademarks or registered trademarks of International Business Machines Corporation or its wholly owned subsidiaries. Java is a trademark of Sun Microsystems, Inc. Linux is a trademark of Linus Torvalds. UNIX is a registered trademark of The Open Group in the United States and other countries. Other company, product and service names may be trademarks or service marks of others.

Printed in the U.S.A. G507-0501-16