Form 10-K, Exhibit 13
period 2009-12-31
INTERNATIONAL BUSINESS MACHINES CORP
filed 2010-02-23
CIK 51143

Exhibit 13

Report of Financials

INTERNATIONAL BUSINESS MACHINES CORPORATION AND SUBSIDIARY COMPANIES

Management Discussion
Overview		18
Forward-Looking and Cautionary Statements		18
Management Discussion Snapshot		19
Description of Business		20
Year in Review		25
Prior Year in Review		40
Discontinued Operations		47
Other Information		47
Looking Forward		47
Liquidity and Capital Resources		49
Critical Accounting Estimates		52
Currency Rate Fluctuations		54
Market Risk		55
Financing Risks		56
Employees and Related Workforce		56
Global Financing		57

REPORT OF MANAGEMENT		62

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM		63

Consolidated Financial Statements
Earnings		64
Financial Position		65
Cash Flows		66
Changes in Equity		67

Notes to Consolidated Financial Statements
A	Significant Accounting Policies	70
B	Accounting Changes	79
C	Acquisitions/Divestitures	82
D	Fair Value	86
E	Financial Instruments (Excluding Derivatives)	87
F	Inventories	88
G	Financing Receivables	88
H	Plant, Rental Machines and Other Property	89
I	Investments and Sundry Assets	89
J	Intangible Assets Including Goodwill	89
K	Borrowings	90
L	Derivatives and Hedging Transactions	92
M	Other Liabilities	97
N	Equity Activity	98
O	Contingencies and Commitments	99
P	Taxes	101
Q	Research, Development and Engineering	103
R	Earnings Per Share of Common Stock	104
S	Rental Expense and Lease Commitments	104
T	Stock-Based Compensation	105
U	Retirement-Related Benefits	109
V	Segment Information	122
W	Subsequent Events	126

FIVE-YEAR COMPARISON OF SELECTED FINANCIAL DATA		127

SELECTED QUARTERLY DATA		128

PERFORMANCE GRAPHS		129

BOARD OF DIRECTORS AND SENIOR LEADERSHIP		131

STOCKHOLDER INFORMATION		132

Management Discussion

INTERNATIONAL BUSINESS MACHINES CORPORATION AND SUBSIDIARY COMPANIES

Overview

The financial section of the International Business Machines Corporation (IBM or the company) 2009 Annual Report includes the Management Discussion, the Consolidated Financial Statements and the Notes to the Consolidated Financial Statements. This Overview is designed to provide the reader with some perspective regarding the information contained in the financial section.

Organization of Information

•                  The Management Discussion is designed to provide readers with an overview of the business and a narrative on the company’s financial results and certain factors that may affect its future prospects from the perspective of the company’s management. The “Management Discussion Snapshot” on pages 19 and 20 presents an overview of the key performance drivers in 2009.

•                  Beginning with the “Year in Review” on page 25, the Management Discussion contains the results of operations for each reportable segment of the business and a discussion of the company’s financial position and cash flows. Other key sections within the Management Discussion include: “Looking Forward” on pages 47 to 49 and “Liquidity and Capital Resources” on pages 49 to 52. It is useful to read the Management Discussion in conjunction with note V, “Segment Information,” on pages 122 to 126.

•                  Global Financing is a reportable segment that is measured as if it were a standalone entity. A separate “Global Financing” section is included beginning on page 57. The information presented in this section is consistent with this separate company view.

•                  The Consolidated Financial Statements are presented on pages 64 through 69. These statements provide an overview of the company’s income and cash flow performance and its financial position.

•                  The notes follow the Consolidated Financial statements. Among other items, the notes contain the company’s accounting policies (pages 70 to 79), acquisitions and divestitures (pages 82 to 86), detailed information on specific items within the financial statements, certain contingencies and commitments (pages 99 to 101), and retirement-related benefits information (pages 109 through 121).

•                  The references to “adjusted for currency” or “at constant currency” in the Management Discussion are made so that certain financial results can be viewed without the impact of fluctuations in foreign currency exchange rates, thereby facilitating period-to-period comparisons of business performance. Financial results adjusted for currency are calculated by translating current period activity in local currency using the comparable prior year period’s currency conversion rate. This approach is used for all countries where the functional currency is the local country currency. See “Currency Rate Fluctuations” on page 54 for additional information.

•                  Within the financial tables in this Annual Report, certain columns and rows may not add due to the use of rounded numbers for disclosure purposes. Percentages reported are calculated from the underlying whole-dollar numbers.

Discontinued Operations

On December 31, 2002, the company sold its hard disk drive (HDD) business to Hitachi, Ltd. (Hitachi). The HDD business was accounted for as a discontinued operation under generally accepted accounting principles in the United States (GAAP) and therefore, the HDD results of operations and cash flows have been removed from the company’s results of continuing operations and cash flows for the year 2007. There was no activity in 2008 or 2009. See page 47 for additional information.

Forward-Looking and Cautionary Statements

Certain statements contained in this Annual Report may constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These Statements involve a number of risks, uncertainties and other factors that could cause actual results to be materially different, as discussed more fully elsewhere in this Annual Report and in the company’s filings with the Securities and Exchange Commission (SEC), including the company’s 2009 Form 10-K filed on February 23, 2010.

Management Discussion Snapshot

($ and shares in millions except per share amounts)

				Yr.-to-Yr.
				Percent/
				Margin
For the year ended December 31:	2009	2008		Change
Revenue	$95,758	$103,630		(7.6	)%*
Gross profit margin	45.7%	44.1%		1.7	pts.
Total expense and other income	$25,647	$28,945		(11.4)%
Total expense and other income-to-revenue ratio	26.8%	27.9%		(1.1	) pts.
Income before income taxes	$18,138	$16,715		8.5%
Provision for income taxes	4,713	4,381		7.6%
Net income	$13,425	$12,334		8.8%
Net income margin	14.0%	11.9%		2.1	pts.
Earnings per share of common stock:
Assuming dilution	$10.01	$8.89	+	12.6%
Weighted-average shares outstanding:
Assuming dilution	1,341.4	1,387.8	+	(3.3)%
Assets**	$109,022	$109,524		(0.5)%
Liabilities**	$86,267	$95,939	++	(10.1)%
Equity**	$22,755	$13,584	++	67.5%

*                 (5.3) percent adjusted for currency.

**          At December 31.

+               Reflects the adoption of the Financial Accounting Standards Board (FASB) guidance in determining whether instruments granted in share-based payment transactions are participating securities. See note B, “Accounting Changes,” on pages 79 to 82 for additional information.

++          Reflects the adoption of the FASB guidance on noncontrolling interests in consolidated financial statements. See note B, “Accounting Changes,” on pages 79 to 82 for additional information.

In 2009, in a difficult global economic environment, the company continued to deliver value to its clients and strong financial results to its investors-with profit growth driven by continued margin expansion, expense productivity, market share gains in software and systems and a continuing strong cash position. The company again achieved record levels of pre-tax profit, earnings per share and cash flow from operations-despite a decline in revenue. The financial performance reflected the strength of the company’s global model and the results of the strategic transformation of the business.

The company’s transformation, which started at the beginning of the decade, is driven by a combination of shifting the business mix, improving operating leverage through productivity and investing to capture growth opportunities.

The company has exited commoditizing businesses and remixed its portfolio to higher value areas through organic investments and acquisitions. This shift to higher value areas drives a more profitable mix and enables the company to better meet clients’ needs. In addition, the focus on global integration has improved productivity and efficiency. The company’s ongoing initiatives have reduced the fixed cost base and improved the operational balance point-generating more profit for each dollar of revenue. The strong profit and cash base has enabled the company to make significant investments for growth and return capital to shareholders. Key areas of investment include smarter planet solutions, business analytics, growth market opportunities and new computing models such as cloud computing. The strategic transformation of the company has enabled the company to deliver strong financial performance since the last recession in 2002, including the difficult environment in 2008 and 2009, and has positioned the business for the future.

For the year, the company delivered $10.01 in diluted earnings per share, an increase of 12.6 percent year to year. This was the seventh consecutive year of double-digit earnings per share growth. In 2007, the company developed a road map for growth with an earnings per share objective for 2010 of $10 to $11 per share. With its performance in 2009, the company achieved this objective one year early.

Total revenue decreased 7.6 percent (5 percent adjusted for currency) compared to 2008. Revenue from the growth markets declined 3.5 percent, but increased 1 percent at constant currency. Performance was led by the BRIC countries of Brazil, Russia, India and China which increased 4 percent, adjusted for currency. Segment performance was driven by Software which decreased 3.1 percent year to year (1 percent adjusted for currency) and Global Technology Services which declined 4.9 percent (2 percent adjusted for currency). Within Software performance was led by key branded middleware which increased revenue 1.1 percent (3 percent adjusted for currency) compared to the prior year.

Gross profit margins improved reflecting the shift to higher value businesses and the continued focus on productivity and cost management. The consolidated gross profit margin increased 1.7 points versus 2008 to 45.7 percent. This was the sixth consecutive year of improvement in the gross profit margin. Gross profit margin performance by segment and the impact to the consolidated gross margin was as follows:

	Gross	Yr.-to-Yr.		Consolidated
	Margin	Change		Impact
Global Technology Services	35.0%	2.4	pts.	0.8	pts.
Global Business Services	28.2%	1.5	pts.	0.4	pts.
Software	86.0%	0.6	pts.	0.6	pts.
Systems & Technology	37.8%	(0.2	) pts.	0.1	pts.
Global Financing	47.5%	(3.8	) pts.	(0.1	) pts.

Total expense and other income decreased 11.4 percent in 2009 versus 2008. The year-to-year drivers were approximately:

•                  Operational expense, (9) points

•                  Currency, (4) points

•                  Acquisitions, 1 point

Pre-tax income grew 8.5 percent and the pre-tax margin was 18.9 percent, the highest level in more than a decade. Net income increased 8.8 percent reflecting a slight improvement in the tax rate. The effective tax rate for 2009 was 26.0 percent, compared with 26.2 percent in 2008.

Diluted earnings per share improved 12.6 percent reflecting the strong growth in net income and the benefits of the common stock repurchase program. In 2009, the company repurchased approximately 69 million shares of its common stock. Diluted earnings per share of $10.01 increased $1.12 from the prior year driven by the following factors:

•	Revenue decrease at actual rates:	$(0.68)
•	Gross margin increase of 1.7 points:	$0.85
•	Expense productivity:	$0.58
•	Tax rate decrease of 0.2 points:	$0.03
•	Common stock repurchases:	$0.34

At December 31, 2009, the Company’s balance sheet and liquidity positions remained strong. Cash on hand was $12,183 million. Total debt decreased $7,826 million year to year, and the company generated $20,773 million in operating cash flow in 2009. The company has consistently generated strong cash flow from operations and also continues to have access to additional sources of liquidity through the capital markets and its global credit facility.

Key drivers in the company’s balance sheet and total cash flows are highlighted below.

Total assets decreased $502 million (decreased $3,885 million adjusted for currency) from December 31, 2008, driven by:

•                  Decreases in cash and cash equivalents ($558 million) and total receivables ($1,301 million); and

•                  Lower deferred taxes ($2,888 million) and intangible assets ($365 million), partially offset by;

•                  Increased goodwill ($1,964 million) and prepaid pension assets ($1,401 million); and

•                  Higher level of marketable securities ($1,625 million).

The company had $13,973 million in cash and marketable securities at December 31, 2009.

Total liabilities decreased $9,672 million (decreased $11,213 million adjusted for currency) from December 31, 2008 driven by:

•                  Lower total debt ($7,826 million);

•                  Decrease in retirement-related benefit obligations ($3,500 million), partially offset by;

•                  Higher tax liabilities ($1,083 million); and

•                  Increased deferred income ($997 million).

Total equity of $22,755 million increased $9,170 million from the prior year-end balance as a result of:

•                  Higher retained earnings ($10,546 million);

•                  Increase in foreign currency translation adjustments ($1,732 million);

•                  Increase in retirement-related items ($1,727 million) and common stock ($2,682 million), partially offset by;

•                  Increased treasury stock ($7,072 million); and

•                  Increased net unrealized losses on cash flow derivatives ($556 million).

The company generated $20,773 million in cash flow provided by operating activities, an increase of $1,961 million, compared to 2008, primarily driven by a decrease in receivables ($1,857 million). Net cash used in investing activities of $6,729 million was $2,556 million lower than 2008, primarily due to the prior year Cognos acquisition and the core logistics operations divestiture in 2009, partially offset by the year-to-year impacts related to marketable securities and other investments.

Net cash used in financing activities of $14,700 million was $2,866 million higher, primarily due to debt repayments ($5,019 million), partially offset by lower common stock repurchases ($3,150 million) in 2009 versus 2008.

Total Global Services signings were $57,094 million, flat (up 2 percent adjusted for currency) versus 2008. The estimated Global Services backlog was $137 billion at December 31, 2009, up $7 billion ($1 billion adjusted for currency) versus the prior year-end balance.

In January 2010, the company disclosed that it is expecting earnings of at least $11.00 per diluted share for the full year 2010.

For additional information and details, see the “Year in Review” section on pages 25 through 39.

Description of Business

Please refer to IBM’s Annual Report on Form 10-K filed with the SEC on February 23, 2010 for a more detailed version of this Description of Business, especially Item 1A. entitled “Risk Factors.”

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

Strategy

Despite the volatility of the information technology (IT) industry over the past decade, IBM has consistently delivered superior performance, with a steady track record of sustained earnings per share growth. The company has shifted its business mix, exiting commoditized segments while increasing its presence in higher-value areas such as services, software and integrated solutions. As part of this shift, the company has acquired over 100 companies this past decade, complementing and scaling its portfolio of products and offerings.

IBM’s clear strategy has enabled steady results in core business areas, while expanding its offerings and addressable markets. The key tenets of this strategy are:

•                  Deliver value to enterprise clients through integrated business and IT innovation

•                  Build/expand strong positions in growth initiatives

•                  Shift the business mix to higher-value software and services

•                  Become the premier globally integrated enterprise

These priorities reflect a broad shift in client spending away from “point products” and toward integrated solutions, as companies seek higher levels of business value from their IT investments. IBM has been able to deliver this enhanced client value thanks to its industry expertise, understanding of clients’ businesses and the breadth and depth of the company’s capabilities.

IBM’s growth initiatives, like its strengthened capabilities, align with these client priorities. These initiatives include Smarter Planet and Industry Frameworks, Growth Markets, Business Analytics and Cloud Computing. Each initiative represents a significant growth opportunity with attractive profit margins for IBM.

Smarter Planet and Industry Frameworks

Smarter Planet is an overarching strategy that highlights IBM’s differentiated capabilities and generates broad-based demand for the company’s products and services. Smarter Planet encapsulates IBM’s view of enterprise IT’s next major revolution: the instrumentation and integration of the world’s processes and infrastructures-from energy grids and pipelines to supply chains and traffic systems. The massive amount of data these systems are generating can now be captured and analyzed. This infusion of intelligence enables more efficiency, productivity and responsiveness.

Clients seeking these “smart” solutions value IBM’s deep industry and process expertise, powerful back-end systems and data analytics, complex systems integration capability and unique research capacity.

IBM’s Industry Frameworks create a flexible software foundation for developing, acquiring and deploying smart industry solutions. Each framework supports multiple solutions, enabling fast, efficient and tailored capabilities in support of clients’ business needs. These frameworks represent a proven technique for the company to engage with its clients, driving sustained growth and high business value. They cover a wide variety of industries and domains, most of which are directly tied to Smarter Planet.

Growth Markets

The company has benefited from its investments over the past several years in growth markets. The focus now is on geographic expansion of IBM’s presence; on specific industry verticals of the highest impact and opportunity; on countries’ build-out of infrastructure aligned with their national agendas; and on creating markets and new business models to serve the different requirements that exist in these emerging countries.

In order to support this growth, IBM is continuing to invest significantly in these markets to expand capacity and develop talent. At the same time, IBM is expanding and benefiting from large teams of talent with global missions of delivery. The company continues to deepen its research and development (R&D) teams to design for the unique challenges and rapid growth facing these markets.

Business Analytics and Optimization

Business optimization through the application of advanced analytics is emerging as another major category of business value. It succeeds earlier generations of back-office automation, basic enterprise resource planning and traditional business intelligence. Advanced analytics allow clients to see patterns in data they could not see before, understand their exposure to risk and predict the outcomes of business decisions with greater certainty.

IBM’s approach is end-to-end, providing cross-enterprise as well as industry-based analytics solutions. IBM has established the Business Analytics and Optimization practice, leveraging IBM consulting capabilities and software products, along with systems and research assets. IBM’s breadth of expertise uniquely positions the company for revenue and profit growth.

Cloud Computing

“Cloud” is an emerging consumption and delivery model for many IT-related services. Clients are attracted to its improved economics, flexibility and user experience. Traditional enterprise IT will increasingly integrate with these new cloud deployments, delivered as services via the Internet (also known as public clouds) or behind a firewall (private clouds). In discussions with enterprise clients, most are initially focused on private cloud implementations, the middle ground between the traditional enterprise IT and public clouds.

IBM is helping clients determine how to leverage cloud computing to achieve business advantage. The company provides a full set of capabilities, from support in designing and implementing cloud solutions, to services for running and managing them if desired. IBM is applying its deep experience in critical areas such as security, reliability and innovation to deliver differentiated value. The company is also investing in new cloud initiatives tailored to particular industries, in conjunction with its partners and clients, to deliver cloud business services directly to the market. By providing deployment choice, optimizing solutions based on workload characteristics and delivering complete service management capabilities, IBM is positioned as the leading cloud service and infrastructure provider for enterprises.

Business Model

The company’s business model is built to support two principal goals: helping clients succeed in delivering business value by becoming more innovative, efficient and competitive through the use of business insight and IT solutions; and providing long-term value to shareholders. The business model has been developed over time through strategic investments in capabilities and technologies that have the best long-term growth and profitability prospects based on the value they deliver to clients.

The company’s global capabilities include services, software, systems, fundamental research and related financing. The broad mix of businesses and capabilities are combined to provide business insight and solutions for the company’s clients.

The business model is flexible, adapting to the continuously changing market and economic environment. the company continues to divest commoditizing businesses and strengthen its position through strategic investments and acquisitions in higher value segments like business analytics, smarter planet and cloud computing. In addition, the company has transformed itself into a globally integrated enterprise which has improved overall productivity and is driving investment and participation in the world’s fastest growing markets. As a result, the company is a higher performing enterprise today than it was several years ago.

The business model, supported by the company’s long-term financial model, has enabled the company to deliver consistently strong earnings, cash flows and returns to shareholders in changing economic environments.

Business Segments and Capabilities

The company’s major operations comprise: a Global Technology Services segment; a Global Business Services segment; a Software segment; a Systems and Technology segment; and a Global Financing segment.

Global Services is a critical component of the company’s strategy of providing IT infrastructure and business insight and solutions to clients. While solutions often include industry-leading IBM software and systems, other suppliers’ products are also used if a client solution requires it. approximately 60 percent of external Global Services segment revenue is annuity-based, coming primarily from outsourcing, maintenance and custom application management services arrangements. The Global Services backlog provides a solid revenue base entering each year. Within Global Services, there are two reportable segments: Global Technology Services and Global Business Services.

Global Technology Services (GTS) primarily provides IT infrastructure services and business process services, delivering business value through the company’s global scale, standardization and automation.

GTS CAPABILITIES

Strategic Outsourcing Services. Comprehensive IT outsourcing services dedicated to transforming clients’ existing infrastructures to ensure better quality, cost control, adaptability, security and compliance. IBM integrates long-standing experience in service management, technology and industry applications with new technologies, such as cloud computing and virtualization, to enable new capabilities for clients.

Business Transformation Outsourcing. A range of offerings from standardized processing platforms and Business Process Outsourcing through transformational offerings that deliver improved business results to clients through the strategic change and/or operation of the client’s business processes, applications and infrastructure.

Integrated Technology Services. Project-based portfolio of services that enable clients to optimize their IT environments by driving efficiency, flexibility and productivity, while reducing costs. The standardized portfolio is built around key assets and patented software, and incorporates best practices and proven methodologies that ensure predictive quality of delivery, security and compliance.

Maintenance. A complete line of support services from product maintenance through solution support to maintain and improve the availability of clients’ IT infrastructure.

The GTS outsourcing businesses are supported by integrated worldwide delivery organizations:

Integrated Technology Delivery (ITD) is responsible for worldwide service delivery supporting the Strategic Outsourcing business. It manages the world’s largest privately-owned IT infrastructure with employees in over 40 countries, supporting over 450 data centers. Itd operates a globally integrated delivery model which supports regional client-facing teams by utilizing a global network of competencies and centers. each competency provides industry-leading, standardized, integrated tools and processes. By leveraging IBM’s global scale, skills and technology which is combined with the innovation from IBM research, clients gain access to leading edge, high-quality services with improved productivity, flexibility and cost.

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

GBS CAPABILITIES

Consulting and Systems Integration. Delivery of value to clients through consulting services for client-relationship management, financial management, human-capital management, business strategy and change, and supply-chain management. In 2009, the company announced the creation of a new consulting service line dedicated to the market for advanced business analytics and business optimization.

Application Management Services. Application development, management, maintenance and support services for packaged software, as well as custom and legacy applications. Value is delivered through the company’s global resource capabilities, industry knowledge and the standardization and automation of application development.

Software consists primarily of middleware and operating systems software. Middleware software enables clients to integrate systems, processes and applications across a standard software platform. IBM middleware is designed on open standards, making it easier to integrate disparate business applications, developed by different methods and implemented at different times. operating systems are the software engines that run computers. Approximately two-thirds of external software segment revenue is annuity-based, coming from recurring license charges and ongoing subscription and support from one-time charge (OTC) arrangements. The remaining one-third relates to OTC arrangements in which clients pay one, up-front payment for a perpetual license. Typically, arrangements for the sale of OTC software include one year of subscription and support. clients can also purchase ongoing subscription and support after the first year, which includes product upgrades and technical support.

SOFTWARE CAPABILITIES

WebSphere Software. delivers capabilities that enable clients to integrate and manage business processes across their organizations with the flexibility and agility they need to respond to changing conditions quickly. With a services-oriented architecture (SOA), businesses can more easily link together their fragmented data and business processes to extract value from their existing technology.

Information Management Software. enables clients to integrate, manage and use their information to gain business value and improve their outcomes. Solutions include advanced database management, enterprise content management, information integration, data warehousing, business analytics and intelligence, performance management and predictive analytics.

Tivoli Software. Helps clients manage their technology and business assets by providing visibility, control and automation across their organizations. With solutions for identity management, data security, storage management and the ability to provide automation and provisioning of the datacenter, Tivoli helps build the infrastructure needed to make the world’s systems—from transportation to water, energy and telecommunications—run smarter.

Lotus Software. Enables businesses to connect people and processes for more effective communication and increased productivity through collaboration, messaging and social networking software. By remaining at the forefront of collaboration tools, Lotus helps organizations reap the benefits of social networking and other Web 2.0 modalities.

Rational Software. supports software development for both It and embedded system solutions with a suite of application lifecycle Management products. Jazz, Rational’s technology platform, transforms the way people work together to build software, making software delivery more collaborative, productive and transparent.

Operating Systems. software that manages the fundamental processes that make computers run.

Systems and Technology provides clients with business solutions requiring advanced computing power and storage capabilities. approximately 55 percent of systems and Technology’s server and storage sales transactions are through the company’s business partners; approximately 45 percent are direct to end-user clients. In addition, systems and technology provides leading semiconductor technology, products and packaging solutions to clients and for IBM’s own advanced technology needs.

SYSTEMS AND TECHNOLOGY CAPABILITIES

Systems. A range of general purpose and integrated systems designed and optimized for specific business, public and scientific computing needs. These systems—system z, converged system p and system x—are typically the core technology in data centers that provide required infrastructure for business and institutions. also, these systems form the foundation for IBM’s integrated offerings, such as IBM Smart Business Storage Cloud, IBM Smart Analytics Cloud, IBM Smart Analytics System and IBM CloudBurst. IBM servers use both IBM and non-IBM microprocessor technology and operating systems. All IBM servers run Linux, a key open-source operating system.

Storage. IBM provides data storage products and solutions that allow clients to retain and manage rapidly growing, complex volumes of digital information. These solutions address critical client requirements for information retention and archiving, data deduplication, availability and virtualization, and security and compliance. The portfolio consists of a broad range of disk and tape storage systems and software, including the next-generation, ultra-scalable disk storage system XIV.

Retail Store Solutions. point-of-sale retail systems (network connected cash registers) as well as solutions which connect them to other store systems.

Microelectronics. Semiconductor design and manufacturing primarily for use in IBM systems and storage products and for sale to external clients.

Global Financing facilitates clients’ acquisition of IBM systems, software and services. Global Financing invests in financing assets, leverages with debt and manages the associated risks with the objective of generating consistently strong returns on equity. The primary focus on the company’s offerings and clients mitigates many of the risks normally associated with a financing company. Global Financing has the benefit of both a deep knowledge of its client base and a clear insight into the products and services that are being financed. This combination allows Global Financing to effectively manage two of the major risks (credit and residual value) that are normally associated with financing.

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

Remarketing. The sale and lease of used equipment to new or existing clients both externally and internally. this equipment is primarily sourced from the conclusion of lease transactions. Externally remarketed equipment revenue represents sales or leases to clients and resellers. Internally remarketed equipment revenue primarily represents used equipment that is sold or leased internally to the systems and Technology and Global services segments. the systems and technology segment may also sell the equipment that it purchases from Global Financing to external clients.

IBM Worldwide Organizations

The following worldwide organizations play key roles in IBM’s delivery of value to its clients:

•                  Sales and Distribution

•                  Research, Development and Intellectual Property

•                  Integrated Supply Chain

Sales and Distribution

IBM has a significant global presence, operating in more than 170 countries, with an increasingly broad-based geographic distribution of revenue. The company’s sales and distribution organization manages a strong global footprint, with dedicated country-based operating units focused on delivering client value. Within these units, client relationship professionals work with integrated teams of consultants, product specialists and delivery fulfillment teams to improve clients’ business performance. These teams deliver value by understanding the clients’ businesses and needs, and then bring together capabilities from across IBM and an extensive network of Business partners to develop and implement solutions.

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

In 2008, the company implemented a new growth markets organization to increase its focus on the emerging markets around the world that have market growth rates greater than the global average–countries within Southeast Asia, Eastern Europe, the Middle East and Latin America. The company’s major markets include the United States (U.S.), Canada, the United Kingdom (u.K.), France, Germany, Italy, Japan, Denmark, Sweden, Switzerland, Austria, Belgium, Finland, Greece, Ireland, the Netherlands, Portugal, Cyprus, Norway, Israel, Spain, the Bahamas and the Caribbean region.

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

•                  Public: Education, Government, Healthcare, Life sciences

•                  Industrial: aerospace and defense, automotive, chemical and petroleum, electronics

•                  Distribution: consumer products, retail, travel and transportation

•                  Communications: telecommunications, Media and entertainment, energy and utilities

•                  General Business: Mainly companies with fewer than 1,000 employees

Research, Development and Intellectual Property

IBM’s R&D operations differentiate the company from its competitors. IBM annually invests approximately $6 billion for R&D, focusing on high-growth, high-value opportunities. As a result of innovations in these and other areas, IBM was once again awarded more U.S. patents in 2009 than any other company, the 17th consecutive year IBM has been the patent leader. IBM’s 4,914 patents in 2009 were the most u.s. patents ever awarded to one company in a single year. Consistent with the shift in the company’s business mix, approximately 70 percent of these patents were software and services. the company will continue to actively seek intellectual property protection for its innovations, while increasing emphasis on other initiatives designed to leverage its intellectual property leadership and promote innovation.

In addition to producing world-class systems, software and technology products, IBM innovations are also a major differentiator in providing solutions for the company’s clients through its services businesses. The company’s investments in R&D also result in intellectual property (IP) income of approximately $1 billion annually. some of IBM’s technological breakthroughs are used exclusively in IBM products, while others are licensed and may be used in either/both IBM products and/or the products of the licensee. While the company’s various proprietary intellectual property rights are important to its success, IBM believes its business as a whole is not materially dependent on any particular patent or license, or any particular group of patents or licenses. IBM owns or is licensed under a number of patents, which vary in duration, relating to its products. Licenses under patents owned by IBM have been and are being granted to others under reasonable terms and conditions.

Integrated Supply Chain

Consistent with the company’s work with clients to transform their supply chains for greater efficiency and responsiveness to global market conditions, the company continues to derive business value from its own globally integrated supply chain, thereby providing a strategic advantage for the company to create value for clients. IBM leverages its supply-chain expertise for clients through its supply-chain business transformation outsourcing service to optimize and help operate clients’ end-to-end supply-chain processes, from procurement to logistics.

IBM spends approximately $35 billion annually through its supply chain, procuring materials and services globally. The supply, manufacturing and logistics and customer fulfillment operations are integrated in one operating unit that has optimized inventories over time, improved response to marketplace opportunities and external risks and converted fixed costs to variable costs. Simplifying and streamlining internal processes has improved operations, sales force productivity and processes.

Year in Review

Segment Details

The following is an analysis of the 2009 versus 2008 reportable segment results. The analysis of 2008 versus 2007 reportable segment results is on pages 40 to 45.

The following table presents each reportable segment’s external revenue and gross margin results.

($ in millions)

			Yr.-to-Yr.		Yr.-to-Yr.
			Percent/		Change
			Margin		Adjusted
For the year ended December 31:	2009	2008	Change		for Currency
Revenue:
Global Technology Services	$37,347	$39,264	(4.9)%		(2.0)%
Gross margin	35.0%	32.6%	2.4	pts.
Global Business Services	17,653	19,628	(10.1)%		(8.1)%
Gross margin	28.2%	26.7%	1.5	pts.
Software	21,396	22,089	(3.1)%		(0.8)%
Gross margin	86.0%	85.4%	0.6	pts.
Systems and Technology	16,190	19,287	(16.1)%		(14.9)%
Gross margin	37.8%	38.1%	(0.2	) pts.
Global Financing	2,302	2,559	(10.0)%		(7.3)%
Gross margin	47.5%	51.3%	(3.8	) pts.
Other	869	803	8.3%		11.7%
Gross margin	11.6%	13.4%	(1.8	) pts.
Total Revenue	$95,758	$103,630	(7.6)%		(5.3)%

Gross profit	$43,785	$45,661	(4.1)%
Gross margin	45.7%	44.1%	1.7	pts.

the following table presents each reportable segment’s external revenue as a percentage of total segment external revenue and each reportable segment’s pre-tax income as a percentage of total segment pre-tax income.

	Revenue		Pre-tax Income*
For the year ended December 31:	2009	2008	2009	2008
Global Technology Services	39.4%	38.2%	28.6%	26.3%
Global Business Services	18.6	19.1	13.2	15.3
Total Global Services	58.0	57.3	41.9	41.6
Software	22.5	21.5	41.9	40.4
Systems and Technology	17.1	18.8	7.3	8.8
Global Financing	2.4	2.5	8.9	9.2
Total	100.0%	100.0%	100.0%	100.0%

*            Segment pre-tax income includes transactions between segments that are intended to reflect an arm’s-length transfer price and excludes certain unallocated corporate items; see note V, “segment Information” for additional information.

In 2009, Global Services and Software increased as a percentage of total segment revenue and total segment pre-tax income, with Global services and software each contributing 42 percent of segment pre-tax income. these changes reflect the company’s continuing transformation and the remix of its business — both aimed at market segments that present the best long-term opportunities.

global services

The Global services segments, Gts and GBs, had combined revenue of $55,000 million, a decrease of 6.6 percent (4 percent adjusted for currency) in 2009 when compared to 2008. services revenue performance was supported by its annuity revenue base, but also reflected the challenges in the more economically sensitive consulting business.

total Global Services signings of $57,094 million decreased 0.2 percent (increased 2 percent adjusted for currency). outsourcing signings of $33,014 million increased 8.8 percent (11 percent adjusted for currency). outsourcing signings growth was broad based across all the major geographies and in each business area: strategic outsourcing, Business transformation outsourcing and application outsourcing. consulting and systems Integration and Integrated technology services signings were $24,081 million, a decrease of 10.2 percent (8 percent adjusted for currency). the estimated Global Services backlog at actual currency rates was $137 billion at december 31, 2009, an increase of $7 billion ($1 billion adjusted for currency) from december 31, 2008 and an increase of $2 billion ($3 billion adjusted for currency) from september 30, 2009.

the Global Services segments delivered a combined pre-tax profit of $8,092 million in 2009, a growth of 11.0 percent versus 2008, and expanded pre-tax margin 2.3 points to 14.1 percent. the improved margin was a result of the structural changes made to services delivery over the past several years. the services global delivery capabilities have proven to be dynamic and flexible enough to deal with very tough market conditions. overall, the Global Services business delivered strong margin and signings performance in a difficult economic climate.

($ in millions)

				yr.-to-yr.
			yr.-to-yr.	change adjusted
For the year ended December 31:	2009	2008	change	for currency
global services external revenue:	$55,000	$58,891	(6.6)%	(4.0)%
Global technology Services	$37,347	$39,264	(4.9)%	(2.0)%
Strategic Outsourcing	19,340	20,183	(4.2)	(1.5)
Integrated Technology Services	8,771	9,283	(5.5)	(2.9)
Business Transformation Outsourcing	2,280	2,550	(10.6)	(6.1)
Maintenance	6,956	7,250	(4.1)	(1.1)
Global Business services	$17,653	$19,628	(10.1)%	(8.1)%

Global technology services revenue of $37,347 million decreased 4.9 percent (2 percent adjusted for currency) in 2009 versus 2008. total Gts signings of $34,703 million in 2009 were flat (increased 3 percent adjusted for currency) versus 2008. outsourcing signings of $25,507 million increased 4.3 percent (8 percent adjusted for currency) with growth of 7 percent in the major markets and 14 percent in the growth markets, adjusted for currency. Integrated technology services signings of $9,196 million decreased 10.3 percent (8 percent adjusted for currency).

strategic outsourcing (SO) revenue decreased 4.2 percent (1 percent adjusted for currency). sO revenue performance, adjusted for currency, was consistent throughout the year, although impacted by reduced volumes in the existing client base. sO signings increased 1.8 percent (6 percent adjusted for currency) when compared to 2008. revenue trends in outsourcing should improve in 2010 as a result of the 2009 signings performance.

Integrated Technology Services (ITS) revenue decreased 5.5 percent (3 percent adjusted for currency) in 2009 versus 2008. revenue performance largely reflects recent signings performance which continued to be impacted by declines in oeM offerings, as the ITS portfolio shifts to higher value, higher margin offerings.

Business Transformation Outsourcing (Bto) revenue decreased 10.6 percent (6 percent adjusted for currency) year to year and reflects declines in client business volumes in a slower economic environment and an increased focus on deal selectivity. Bto signings increased 21.9 percent (26 percent adjusted for currency) in 2009 compared to 2008.

Global Business Services revenue decreased 10.1 percent (8 percent adjusted for currency) in 2009 driven primarily by a double-digit decline in Consulting and Systems Integration revenue. total signings in GBs decreased 0.4 percent (increased 1 percent adjusted for currency). application Outsourcing signings increased 27.1 percent (25 percent adjusted for currency), illustrating the strong value proposition Application Outsourcing can provide to clients with compelling cost savings. consulting and Systems Integration signings decreased 10.2 percent (8 percent adjusted for currency).

($ in millions)

			Yr.-to-Yr.
For the year ended December 31:	2009	2008	Change
global services:
Global Technology Services:
external gross profit	$13,081	$12,802	2.2%
external gross profit margin	35.0%	32.6%	2.4	pts.
pre-tax income	$5,537	$4,607	20.2%
pre-tax margin	14.3%	11.3%	3.0	pts.
Global Business Services:
external gross profit	$4,979	$5,238	(4.9)%
external gross profit margin	28.2%	26.7%	1.5	pts.
pre-tax income	$2,555	$2,681	(4.7)%
pre-tax margin	13.8%	13.0%	0.8	pts.

Gts gross profit margin improved 2.4 points to 35.0 percent in 2009 and expanded in all lines of business when compared to 2008. strategic Outsourcing gross margin improved for the fifth consecutive year, while also improving overall service delivery quality. this has been accomplished through a disciplined and innovative approach to delivery focused on both labor and non-labor productivity actions. Gts has been executing a strategy to deliver services out of key global delivery centers using consistent global delivery methods and processes. the delivery centers are also improving labor utilization with analytics and by applying supply chain tools and techniques to the labor base. Integrated Technology Services gross margin improved as the result of mixing the portfolio of offerings to more profitable labor-based services. Business Transformation Outsourcing gross margin expanded as a result of improved deal selectivity and delivery performance. segment pre-tax profit increased 20.2 percent to $5,537 million with a pre-tax margin of 14.3 percent, an increase of 3.0 points versus 2008.

GBs gross profit margin improved 1.5 points to 28.2 percent in 2009 with an improving margin trend throughout the year. segment pre-tax profit was down 4.7 percent to $2,555 million, however, margin improved 0.8 points year over year. throughout the year, the dynamic GBS delivery model enabled solid profit performance in a tough economic climate. the pre-tax margin expansion also included improving trends throughout the year and was driven primarily by improved delivery center utilization, reduced subcontractor spending and improved cost and expense management.

globAl seRVIces sIgnIngs

the table on page 28 presents Global Services signings as reported. signings at actual currency rates provide investors with a better view of how these signings will convert to services revenue and also provides better comparability to other companies in the industry who report signings using actual rates.

($ in millions)

				Yr.-to-Yr.
			Yr.-to-Yr.	Change Adjusted
For the year ended December 31:	2009	2008	Change	for Currency
global technology services signings:
outsourcing	$25,507	$24,446	4.3%	8.1%
ITS	9,196	10,247	(10.3)	(8.2)
total	$34,703	$34,693	0.0%	3.3%
global business services signings:
Application Outsourcing	$7,506	$5,905	27.1%	25.1%
Consulting & Systems Integration	14,885	16,584	(10.2)	(7.9)
total	$22,391	$22,488	(0.4)%	0.8%

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

Backlog includes SO, BTO, ITS, GBS and Maintenance. Backlog is intended to be a statement of overall work under contract and therefore does include Maintenance. Backlog estimates are subject to change and are affected by several factors, including terminations, changes in the scope of contracts, periodic revalidations and adjustments for revenue not materialized.

contract portfolios purchased in an acquisition are treated as positive backlog adjustments provided those contracts meet the company’s requirements for initial signings. a new signing will be recognized if a new services agreement is signed incidental or coincidental to an acquisition or divestiture.

Software

($ in millions)

				Yr.-to-Yr.
				Change
			Yr.-to-Yr.	Adjusted
For the year ended December 31:	2009	2008*	Change	for Currency
Software external revenue:	$21,396	$22,089	(3.1)%	(0.8)%
Middleware	$17,125	$17,305	(1.0)%	1.4%
Key Branded Middleware	12,524	12,392	1.1	3.4
WebSphere Family			10.5	12.7
Information Management			(0.5)	1.9
lotus			(10.0)	(7.9)
tivoli			2.9	5.1
rational			0.2	2.7
other middleware	4,602	4,912	(6.3)	(3.5)
operating systems	2,163	2,337	(7.4)	(4.9)
product Lifecycle Management	739	960	(23.0)	(21.7)
other	1,369	1,488	(8.0)	(5.8)

*  reclassified to conform with 2009 presentation.

software revenue of $21,396 million decreased 3.1 percent (1 percent adjusted for currency) in 2009 compared to 2008. adjusted for currency, growth in the Key Branded Middleware products was offset by decreased revenue in other components of the software portfolio. overall, the software business has continued to perform well in an uncertain environment. the company’s recent acquisitions increased revenue and the company is continuing to invest in capabilities that accelerate the development of new market opportunities like business analytics and smarter planet.

Key Branded Middleware revenue increased 1.1 percent (3 percent adjusted for currency) and represented 59 percent of total Software revenue, an increase of 2 points from 2008. the company continued to solidify its lead in the middleware market, gaining share for nine consecutive quarters. organic investments and acquisitions in middleware capabilities continue to result in it becoming a larger portion of the software portfolio and improving the overall software revenue growth rate. Growth in 2009, adjusted for currency, was led by WebSphere and tivoli.

WebSphere Family revenue increased 10.5 percent (13 percent adjusted for currency) in 2009 with strong performance throughout the year. application Servers, which provide customers with a secure and resilient infrastructure for mission-critical business applications, grew 5 percent adjusted for currency. Business Integration software had double-digit revenue growth in 2009, including strong contribution from IloG, a company acquired in the fourth quarter of 2008.

Information Management revenue decreased 0.5 percent (increased 2 percent adjusted for currency) in 2009 versus the prior year, with revenue growth, adjusted for currency, in both Information Management solutions and infrastructure offerings. cognos and InfoSphere software, two key components of the business analytics area, both had double-digit revenue growth adjusted for currency. the acquisition of spss, which was completed in early october, 2009, further expands the company’s business analytics capabilities.

lotus revenue decreased 10.0 percent (8 percent adjusted for currency) in 2009. demand for Lotus software was impacted by customer consolidations and downsizing throughout 2009.

tivoli revenue increased 2.9 percent (5 percent adjusted for currency) in 2009 when compared to 2008, driven by growth in storage software. tivoli storage revenue grew consistently throughout the year as customers managed their rapidly growing storage data.

rational revenue increased 0.2 percent in 2009 as reported and increased 3 percent adjusted for currency versus 2008. rational’s integrated software tools improve the speed, quality and efficiency for customers with software development projects. telelogic contributed strong revenue growth in 2009 and extended the brand’s reach into the systems development market opportunity.

revenue from Other middleware products decreased 6.3 percent (3 percent adjusted for currency) in 2009 versus the prior year. this software product set includes more mature products which provide a more stable flow of revenue.

operating systems product revenue decreased 7.4 percent (5 percent adjusted for currency) in 2009 compared to 2008, reflecting declining sales in all system brands.

product Lifecycle Management revenue decreased 23.0 percent (22 percent adjusted for currency). the company and Dassault Systemes (ds) signed an agreement in october 2009 under which ds intends to acquire the company’s sales and client support operations encompassing ds’s Product Lifecycle Management software application portfolio, as well as customer contracts and related assets. the company expects to record a gain when this transaction is completed, which is anticipated in the first quarter of 2010.

($ in millions)

			Yr.-to-Yr.
For the year ended December 31:	2009	2008	Change
software:
external gross profit	$18,405	$18,859	(2.4)%
external gross profit margin	86.0%	85.4%	0.6	pts.
pre-tax income	$8,095	$7,075	14.4%
pre-tax margin	33.6%	28.5%	5.2	pts.

software gross profit of $18,405 million in 2009 decreased 2.4 percent versus 2008, driven primarily by declining revenue. Gross profit margin expanded 0.6 points to 86.0 percent in 2009. the Software segment delivered $8,095 million of pre-tax profit in 2009, an increase of 14.4 percent versus 2008. the segment pre-tax profit margin expanded 5.2 points to 33.6 percent. the breadth of the software portfolio, the strong recurring revenue stream and the actions taken to improve efficiency and productivity combined to deliver strong profit results.

systems and technology

($ in millions)

				Yr.-to-Yr.
			Yr.-to-Yr.	change adjusted
For the year ended December 31:	2009	2008	Change	for Currency
systems and technology external revenue:	$16,190	$19,287	(16.1)%	(14.9)%
system z			(28.7)%	(27.5)%
converged System p			(10.7)	(9.2)
system x			(4.6)	(3.3)
system Storage			(12.0)	(11.0)
retail Store Solutions			(25.6)	(23.6)
total Systems			(15.9)	(14.6)
Microelectronics oeM			(15.1)	(15.2)

Systems and Technology revenue decreased 16.1 percent (15 percent adjusted for currency) in 2009 versus 2008 reflecting the challenges that transactional-based businesses are facing in the current environment. While revenue performance declined in 2009, the rate of decline improved sequentially in the third and fourth quarters. The company gained share in System p, System x, blades, and in System Storage external disk and tape storage during 2009.

system z revenue decreased 28.7 percent (28 percent adjusted for currency) in 2009 versus 2008. MIps (millions of instructions per second) shipments decreased 13 percent in 2009 versus the prior year. MIps increased 4 percent in 2009 on a two year compounded growth rate and this performance is consistent with what the company would expect at this point in the product cycle. In the third quarter, the company introduced System z offerings called System z Solution Editions, which expanded the platform’s value proposition to both new and existing clients. In 2010 the company will be releasing the next generation System z mainframe product.

converged System p revenue decreased 10.7 percent (9 percent adjusted for currency) in 2009 versus 2008. low-end server revenue declined 43 percent, midrange server revenue decreased 2 percent and high-end server revenue decreased 10 percent versus 2008. although revenue declined, the company continued to gain market share in the midrange and high end of the product line by helping clients increase efficiency in their data centers by leveraging consolidation and virtualization results. this has led to seven consecutive quarters of share gains. In addition, in 2009, the company increased sales generated by unIX competitive displacements to over $600 million. In February 2010, the company introduced several new models of the next generation poWer systems, which will deliver 2 to 3 times the performance, within the same energy envelope.

system x revenue decreased 4.6 percent (3 percent adjusted for currency) in 2009 versus 2008. revenue performance in the second half of the year was strong with third quarter revenue increasing 0.6 percent (2 percent adjusted for currency) and fourth quarter revenue increasing 36.8 percent (30 percent adjusted for currency) compared to the prior year periods. system x server revenue declined 4 percent, primarily driven by decreased low-end server revenue (10 percent) in 2009 versus 2008. Blades revenue increased 11 percent in 2009 versus 2008. system x server has gained share in four consecutive quarters. the company’s improved sales model and enhanced product offerings were the key contributors to this performance.

system Storage revenue decreased 12.0 percent (11 percent adjusted for currency) in 2009 versus 2008. total disk revenue decreased 9 percent versus 2008. these decreases were driven by declines in midrange disk revenue of 18 percent and decreased Enterprise Disk revenue of 6 percent. In the fourth quarter, the company introduced the ds8700 product, the latest addition to the ds8000 line of high-end disk systems. the company’s storage acquisitions, XIV and Diligent, had strong performance. XIV has added over 400 new customers since the acquisition. tape revenue declined 20 percent in 2009 versus 2008.

retail Stores Solutions revenue decreased 25.6 percent (24 percent adjusted for currency) in 2009 versus 2008, reflecting continued weakness in the retail sector.

Microelectronics oeM revenue decreased 15.1 percent (15 percent adjusted for currency), in 2009 versus 2008. although 2009 revenue declined, second half revenue improved significantly over first half performance with performance essentially flat compared to the prior year. the company’s 45 nanometer technology is in production and on track to drive the launch of the poWer7 systems in 2010.

($ in millions)

			Yr.-to-Yr.
For the year ended December 31:	2009	2008	Change
systems and Technology:
external gross profit	$6,127	$7,341	(16.5)%
external gross profit margin	37.8%	38.1%	(0.2	)pts.
pre-tax income	$1,419	$1,550	(8.5)%
pre-tax margin	8.3%	7.7%	0.6	pts.

the decrease in external gross profit for 2009 versus 2008 was primarily driven by lower revenue.

overall, gross margin decreased 0.2 points versus the prior year. Margin improvements in system x, converged System p and System z were offset by impacts due to product mix and a margin decline in Microelectronics.

systems and Technology’s pre-tax income decreased 8.5 percent in 2009 when compared to 2008 driven by lower revenue. pre-tax margin increased 0.6 points in 2009 versus the prior year, reflecting the focus on cost and expense management and improving productivity.

GLOBAL FINANCING

See page 57 for an analysis of Global Financing’s segment results.

Geographic Revenue

In addition to the revenue presentation by reportable segment, the company also measures revenue performance on a geographic basis. the following geographic, regional and country-specific revenue performance excludes oeM revenue, which is discussed separately below.

($ in millions)

				Yr.-to-Yr.
			Yr.-to-Yr.	Change Adjusted
For the year ended December 31:	2009	2008	Change	for Currency
total revenue:	$95,758	$103,630	(7.6)%	(5.3)%
Geographies:	$93,477	$100,939	(7.4)%	(5.1)%
americas	40,184	42,807	(6.1)	(5.1)
europe/Middle east/africa	32,583	37,020	(12.0)	(5.7)
asia Pacific	20,710	21,111	(1.9)	(3.7)

Major markets			(8.2)%	(6.4)%
Growth markets			(3.5)%	1.2%
BrIc countries			0.7%	4.3%

Geographic revenue decreased 7.4 percent (5 percent adjusted for currency) to $93,477 million in 2009 when compared to 2008, with relatively consistent performance, adjusted for currency, across the geographies. revenue from the growth markets decreased 3.5 percent (increased 1 percent adjusted for currency) and revenue from the major markets decreased 8.2 percent (6 percent adjusted for currency). While the economic environment slowed globally in 2009, revenue growth, adjusted for currency, in the growth markets remained approximately 8 points higher than the major markets. the company has been investing to capture the opportunity in the emerging markets as these countries build out their public and private infrastructures. the growth markets contributed 19 percent of the geographic revenue in 2009, 1 point higher versus 2008. Within the BrIc countries, revenue increased 0.7 percent (4 percent adjusted for currency) led by growth in China, India and Brazil, adjusted for currency.

americas revenue decreased 6.1 percent (5 percent adjusted for currency) in 2009. Within the major market countries, the u.s. declined 6.5 percent and canada decreased 7.1 percent (1 percent adjusted for currency). revenue in the latin america growth markets decreased 3.4 percent (increased 1 percent adjusted for currency) led by growth in Brazil (increased 3 percent adjusted for currency).

europe/Middle east/africa (eMea) revenue decreased 12.0 percent (6 percent adjusted for currency) in 2009 when compared to 2008. revenue decreased in the major market countries with year-to-year declines in the u.K. of 13.6 percent (increased 1 percent adjusted for currency), Germany 10.3 percent (6 percent adjusted for currency), France 11.6 percent (7 percent adjusted for currency), Italy 11.3 percent (7 percent adjusted for currency) and spain 12.6 percent (8 percent adjusted for currency).

asia Pacific revenue decreased 1.9 percent (4 percent adjusted for currency) year over year. revenue in the asia Pacific growth markets decreased 2.4 percent (increased 3 percent adjusted for currency), led by growth in China and India. china revenue increased 10 percent, adjusted for currency, as the company leveraged its broad portfolio to provide comprehensive solutions to clients. India revenue increased 6 percent, adjusted for currency. Japan revenue decreased 1.4 percent (10 percent adjusted for currency).

the company continues to see growing opportunity globally—much of which is outside the traditional IT opportunity—to help its clients drive efficiency in their physical infrastructures.

oeM revenue of $2,281 million in 2009 declined 15.2 percent (15 percent adjusted for currency) compared to 2008 driven by reduced demand year over year in the technology oeM business. Year-to-year revenue performance improved in this business across the second half of 2009.

total Expense and Other Income

($ in millions)

			Yr.-to-Yr.
For the year ended December 31:	2009	2008	Change
total expense and other income	$25,647	$28,945	(11.4)%
expense to Revenue	26.8%	27.9%	(1.1	)pts.

the key drivers year to year in total expense and other income were approximately:

•                  operational expense, (9) points

•                  currency, (4) points

•                  acquisitions, 1 point

In 2009, the company continued to execute its operational plan to increase process efficiency and productivity; leveraging the company’s scale and global presence. the company’s efforts have been focused on all areas of the business—from sales efficiency, supply chain management and service delivery to the global support functions. the company’s cost and expense base (approximately $80 billion) provides ample opportunity for savings and the company yielded approximately $3.7 billion in cost and expense savings in 2009. the company’s initiatives have contributed to an improved operational balance point and the improvements in margins and profit. as a result, the company is able to continue to invest in capabilities that will differentiate the company in the future and accelerate the development of new market opportunities.

For additional information regarding total expense and other income, see the following analyses by category.

sellIng, geneRAl AnD ADMInIstRAtIVe

($ in millions)

			Yr.-to-Yr.
For the year ended December 31:	2009	2008*	Change
selling, general and administrative—base	$18,056	$19,967	(9.6)%
advertising and promotional expense	1,252	1,259	(0.6)
Workforce reductions	474	737	(35.7)
amortization expense—acquired intangibles	285	306	(6.9)
retirement-related expense	322	326	(1.2)
stock-based compensation	417	484	(13.9)
Bad debt expense	147	306	(52.0)
total	$20,952	$23,386	(10.4)%

* reclassified to conform with 2009 presentation.

total Selling, general and administrative (sG&a) expense decreased 10.4 percent (8 percent adjusted for currency) in 2009 versus 2008. overall, the decrease was driven by reductions in operational expense (down 9 points) as the company continues to focus on disciplined expense management, while investing for future growth. currency impacts also drove a year-to-year decline (down 3 points), partially offset by acquisition-related spending (up 1 point). Workforce reductions expense decreased $264 million, primarily due to actions taken in the fourth quarter of 2008, reflecting workforce actions in Japan ($120 million) and other ongoing skills rebalancing that is a regular element of the company’s business model. Bad debt expense decreased $159 million primarily driven by reductions in specific reserve requirements and lower accounts receivable balances in 2009 versus 2008. the company’s accounts receivable provision coverage is 2.0 percent, flat from a year ago.

OTHER (INCOME) AND EXPENSE

($ in millions)

			Yr.-to-Yr.
For the year ended December 31:	2009	2008*	Change
Foreign currency transaction (gains)/losses	$(1)	$328	NM
Gains on derivative instruments	(12)	(26)	(53.4)%
Interest income	(94)	(343)	(72.6)
Net losses/(gains) from securities and investment assets	112	(52)	NM
Net realized gains from certain real estate activities	(5)	(26)	(82.6)
Other	(352)	(179)	96.8
Total	$(351)	$(298)	17.7%

*  Reclassified to conform with 2009 presentation.

nM—Not meaningful

Other (income) and expense was income of $351 million in 2009, an increase in income of $53 million year to year. The increase was driven by several key factors: the $298 million gain, reflected in Other, from the core logistics operations divestiture; increased foreign currency transaction gains of $329 million; offset by less interest income of $249 million due to lower rates; less gains from securities transactions of $162 million due to Lenovo equity sales in 2008; and a 2009 loss provision related to a joint venture investment of $119 million, also reflected in Other.

ReseARcH, DeVelopMent AnD engIneeRIng

($ in millions)

			Yr.-to-Yr.
For the year ended December 31:	2009	2008	Change
research, development and engineering
total	$5,820	$6,337	(8.2)%

the company continues to invest in research and development, focusing its investments on high-value, high-growth opportunities. total Research, development and engineering (rd&e) expense decreased 8.2 percent in 2009 versus 2008; adjusted for currency, expense decreased 6 percent in 2009. the decrease in spending, adjusted for currency, was driven by continued process efficiencies and reductions in discretionary spending, partially offset by the impact of acquisitions. rd&e investments represented 6.1 percent of total revenue in 2009, flat compared to 2008.

IntellectuAl pRopeRty AnD custoM DeVelopMent IncoMe

($ in millions)

			Yr.-to-Yr.
For the year ended December 31:	2009	2008	Change
sales and other transfers of intellectual property	$228	$138	65.5%
licensing/royalty-based fees	370	514	(28.0)
custom development income	579	501	15.5
total	$1,177	$1,153	2.1%

the timing and amount of sales and other transfers of Ip may vary significantly from period to period depending upon timing of divestitures, industry consolidation, economic conditions and the timing of new patents and know-how development. there were no significant individual Ip transactions in 2009 or 2008.

InteRest expense

($ in millions)

			Yr.-to-Yr.
For the year ended December 31:	2009	2008	Change
Interest expense
total	$402	$673	(40.3)%

the decrease in interest expense was primarily due to lower debt balances in 2009 versus 2008. total debt at december 31, 2009 was $26.1 billion; a decline of $7.8 billion of primarily non-Global Financing debt. Interest expense is presented in cost of financing in the Consolidated Statement of Earnings if the related external borrowings are to support the Global Financing external business. overall interest expense for 2009 was $1,109 million, a decrease of $353 million versus 2008.

stock-Based compensation

total pre-tax stock-based compensation cost of $558 million decreased $101 million compared to 2008. the decrease was principally the result of a reduction in the level of stock option grants ($159 million), offset by an increase related to restricted and performance-based share units ($58 million). the year-to-year change was reflected in the following categories: reductions in cost ($22 million), rd&e expense ($12 million), and sG&a expense ($67 million).

see note T, “Stock-Based Compensation,” on pages 105 to 109 for additional information on stock-based incentive awards.

Retirement-Related Benefits

the following table presents the total pre-tax cost for all retirement-related plans. these amounts are included in the Consolidated Statement of Earnings within the category (e.g., cost, sG&a, rd&e) relating to the job function of the plan participants.

($ in millions)

			Yr.-to-Yr.
For the year ended December 31:	2009	2008*	Change
defined benefit and contribution pension plans cost	$1,065	$1,076	(1.1)%
nonpension postretirement plans costs	350	363	(3.6)
total	$1,415	$1,439	(1.7)%

* reclassified to conform with 2009 presentation.

overall retirement-related benefit costs decreased $24 million versus 2008. total plan costs decreased $142 million year-to-year, driven by lower defined contribution plans cost of $160 million compared to 2008. this decrease was offset by higher costs for mandatory pension insolvency insurance coverage. during the year ended december 31, 2009, the company paid $140 million for mandatory pension insolvency insurance coverage in certain non-u.s. countries, an increase year to year of $117 million driven primarily by premiums paid in Germany. While not related to the IBM Plans, all companies with plans in Germany and several other countries are subject to these charges.

retirement-related plan costs decreased approximately $16 million in cost, $4 million in SG&A expense and $3 million in rd&e expense.

see note U, “Retirement-Related Benefits,” on pages 109 through 121 for additional information on these plans and the factors driving the year-to-year change in total cost.

Acquired Intangible Asset Amortization

the company has been investing in targeted acquisitions to increase its capabilities in higher value businesses. the following table presents the total acquired intangible asset amortization included in the Consolidated Statement of Earnings. see note J, “Intangible Assets Including Goodwill,” on pages 89 and 90 for additional information.

($ in millions)

For the year ended December 31:	2009	2008	Yr.-to-Yr. Change
cost:
software (Sales)	$160	$173	(7.5)%
Global Technology Services (Services)	33	32	2.2
systems and Technology (Sales)	11	8	27.0
selling, general and administrative expense	285	306	(6.9)
total	$489	$520	(6.0)%

Income Taxes

the effective tax rate for 2009 was 26.0 percent, compared with 26.2 percent in 2008. The 0.2 point decrease was primarily driven by a more favorable geographic mix of pre-tax income, the absence of the 2008 tax cost impacts associated with the intercompany transfer of certain intellectual property and the agreements reached regarding the completion of the u.s. federal income tax examination for the years 2004 and 2005, including the associated income tax reserve redeterminations. these benefits were offset by a decrease in 2009 in the utilization of foreign tax credits.

earnings Per Share

Basic earnings per share is computed on the basis of the weighted-average number of shares of common stock outstanding during the period. Diluted earnings per share is computed on the basis of the weighted-average number of shares of common stock outstanding plus the effect of dilutive potential common shares outstanding during the period using the treasury stock method. dilutive potential common shares include outstanding stock options, share awards and convertible notes.

For the year ended December 31:	2009	2008		Yr.-to-Yr. Change
earnings per share of common stock:
Assuming dilution	$10.01	$8.89	*	12.6%
Basic	$10.12	$9.02	*	12.2%
Weighted-average shares outstanding (in millions):
Assuming dilution	1,341.4	1,387.8	*	(3.3)%
Basic	1,327.2	1,369.4	*	(3.1)%

*                 reflects the adoption of the FASB guidance in determining whether instruments granted in share-based payment transactions are participating securities. see note B, “Accounting Changes,” on pages 79 to 82 for additional information.

Actual shares outstanding at december 31, 2009 and december 31, 2008 were 1,305.3 million and 1,339.1 million, respectively. the average number of common shares outstanding assuming dilution was 46.4 million shares lower in 2009 versus 2008. the decrease was primarily the result of the common stock repurchase program. see note N, “Equity Activity,” on pages 98 and 99 for additional information regarding common stock activities. also see note R, “Earnings Per Share of Common Stock,” on page 104.

Financial Position

Dynamics

At December 31, 2009, the company’s balance sheet and liquidity position remain strong. Cash on hand at year end was $12,183 million. Total debt of $26,099 million decreased $7,826 million from prior year-end levels, primarily as a result of the repayment of debt issued in support of the 2007 accelerated share repurchase program. The commercial paper balance at December 31, 2009 was $235 million, down $233 million from December 31, 2008. In 2009, the company generated $20,773 million in cash from operations, an increase of $1,961 million compared to 2008. The company has consistently generated strong cash flow from operations and continues to have access to additional sources of liquidity through the capital markets and its $10 billion global credit facility.

Consistent with accounting standards, the company remeasures the funded status of its retirement and postretirement plans at December 31. The funded status is measured as the difference between the fair value of the plan assets and the benefit obligation and is recognized in the Consolidated Statement of Financial Position. At December 31, 2009, primarily as a result of improved returns on plan assets, the overall net underfunded position decreased $4,667 million from December 31, 2008, to a net underfunded position of $13,818 million. This change is primarily reflected in prepaid pension assets and retirement and nonpension postretirement benefit obligations which increased $1,401 million and decreased $3,500 million, respectively, from year-end 2008 levels. Due to the improvement in the equity markets in 2009, the return on the U.S. Personal Pension Plan assets was 11 percent, compared to a negative 15 percent in 2008. The company’s asset return in the non-U.S. plans was approximately 14 percent compared to a negative 21 percent in 2008. At December 31, 2009, the company’s qualified defined benefit plans worldwide were 99 percent funded with the U.S. qualified Personal Pension Plan 101 percent funded.

In addition, total equity increased $9,170 million, net of tax, primarily as a result of an improvement in retained earnings of $10,546 million driven by current year net income, partially offset by net stock transactions which declined $4,390 million primarily due to common stock repurchases.

The assets and debt associated with the Global Financing business are a significant part of the company’s financial position. The financial position amounts appearing on page 65 are the consolidated amounts including Global Financing. The amounts appearing in the separate Global Financing section on pages 57 through 61 are supplementary data presented to facilitate an understanding of the Global Financing business.

Working Capital

($ in millions)

At December 31:	2009	2008
current assets	$48,935	$49,004
current liabilities	36,002	42,435
Working capital	$12,933	$6,568
current ratio	1.36	1.15

Working capital increased $6,365 million compared to the prior year primarily as a result of a net decrease in current liabilities. The key drivers are described below:

Current assets decreased $68 million due to:

•                  an increase of $1,066 million in cash and cash equivalents and marketable securities (see Cash Flow analysis below and on page 36); partially offset by;

•                  a decrease of $1,541 million in short-term receivables, offset by a currency benefit of $779 million, driven by short-term financing receivables due to lower volumes;

•                  a decrease of $353 million in prepaid expenses and other current assets primarily resulting from:

•                  a decrease of $500 million in derivative assets as a result of changes in foreign currency rates primarily driven by instruments in cash flow hedging relationships; partially offset by;

•                  an increase of approximately $236 million in services pre-paid and deferred transition costs; and

•                  a currency benefit of $135 million.

Current liabilities decreased $6,433 million as a result of:

•                  a decrease in short-term debt of $7,068 million primarily driven by:

•                  $12,123 million in payments; partially offset by;

•                  reclasses of $2,282 million from long-term to short-term debt to reflect maturity dates; and

•                  $3,502 million in new debt issuances.

•                  a decrease of $1,357 million in other accrued expenses and liabilities primarily due to:

•                  a decrease of $508 million in derivative liabilities as a result of changes in foreign currency rates primarily for certain economic hedges;

•                  a decrease of $349 million in workforce reduction accruals; and

•                  a decrease of $218 million in deferred tax liabilities; partially offset by;

•                  an increase of $1,083 million in taxes payable as a result of a reclass from noncurrent liabilities related to uncertain tax benefits and higher pre-tax income;

•                  an increase of $606 million in deferred income mainly driven by a currency impact of approximately $329 million; and

•                  an increase of $423 million in accounts payable including a currency impact of $131 million.

cash Flow

the company’s cash flow from operating, investing and financing activities, as reflected in the Consolidated Statement of Cash Flows on page 66, is summarized in the following table. These amounts include the cash flows associated with the Global Financing business.

($ in millions)

For the year ended December 31:	2009	2008
Net cash provided by/ (used in):
Operating activities	$20,773	$18,812
Investing activities	(6,729)	(9,285)
Financing activities	(14,700)	(11,834)
Effect of exchange rate changes on cash and cash equivalents	98	58
Net change in cash and cash equivalents	$(558)	$(2,250)

Net cash from operating activities for 2009 increased $1,961 million as compared to 2008 driven by the following key factors:

•                  An increase in cash provided by accounts receivable of $1,857 million, driven by Global Financing receivables due to lower volumes in 2009;

•                  Lower payments resulted in a benefit in accounts payable of $1,030 million year to year;

•                  Tax refunds of approximately $710 million; partially offset by:

•                  Higher retirement-related funding of $875 million;

•                  Derivative instruments in cash flow hedging relationships representing a use of cash of $247 million in the current year in comparison to a source of cash of $176 million in 2008; and

•                  Higher payments for workforce rebalancing actions of $377 million.

Net cash used in investing activities decreased $2,556 million on a year-to-year basis driven by:

•                  A decrease of $5,119 million in cash used for acquisitions primarily driven by the acquisition of Cognos in 2008;

•                  A decrease in cash used in net capital spending of $704 million driven by a decline in rental additions and lower investment requirements in the Strategic Outsourcing and Microelectronics businesses; and

•                  An increase in cash from divestitures of $329 million as a result of the Geodis transaction in 2009; partially offset by:

•                  The net impact of purchases and sales of marketable securities and other investments that resulted in a use of cash of $2,005 million in the current year in comparison to a source of cash in 2008 of $1,510 million.

Net cash used in financing activities increased $2,866 million compared to 2008 as a result of:

•                  An increase of $5,019 million in net cash payments used to retire debt;

•                  A decrease of $721 million in cash generated by other common stock transactions primarily due to lower stock option exercises; partially offset by:

•                  Lower common stock repurchases of $3,150 million.

Within total debt, on a net basis, the company utilized $7,463 million in net cash to retire debt versus $2,444 million in net cash used in 2008. The net cash used to retire debt in 2009 was comprised of: $13,495 million in cash payments to settle debt and net payments of $651 million in short-term borrowings, partially offset by $6,683 million of new debt issuances. See note K, “Borrowings,” on pages 90 to 92 for a listing of the company’s debt securities.

Noncurrent Assets and Liabilities

($ in millions)

At December 31:	2009	2008
Noncurrent assets	$60,087	$60,520
Long-term debt	$21,932	$22,689
Noncurrent liabilities (excluding debt)	$28,334	$30,815	*

*                 Reflects the adoption of the FASB guidance on noncontrolling interests in consolidated financial statements. See note B, “Accounting Changes,” on pages 79 to 82 for additional information.

The decrease in noncurrent assets of $433 million compared to the prior year-end balance was primarily driven by:

•                  A decrease of $3,075 million in deferred taxes primarily driven by pension related activity;

•                  A decrease of $904 million in long-term financing receivables, offset by a currency benefit of $365 million, driven by maturities exceeding originations; and

•                  A decrease of $365 million in intangible assets driven by amortization; partially offset by:

•                  An increase of $1,964 million in goodwill primarily driven by a currency impact of $1,035 million and the acquisition of SPSS; and

•                  An increase of $1,401 million in pension assets mainly driven by plan contributions and pension remeasurements.

Long-term debt decreased $758 million primarily due to reclasses to short-term debt as certain instruments approached maturity ($2,282 million); offset by new net debt issuances ($1,885 million).

Other noncurrent liabilities, excluding debt, decreased $2,481 million primarily driven by:

•                  A decrease of $3,500 million in retirement and nonpension postretirement benefit obligations primarily driven by pension remeasurements and plan contributions; partially offset by:

•                  An increase in deferred income of $392 million including a currency impact of $117 million;

•                  An increase in executive compensation plan accruals of $300 million primarily due to improvement in market returns; and

•                  An increase of $200 million in deferred tax liabilities.

Debt

The company’s funding requirements are continually monitored and strategies are executed to manage the overall asset and liability profile.

($ in millions)

At December 31:	2009	2008
Total company debt	$26,099	$33,926
Total Global Financing segment debt:	$22,383	$24,360
Debt to support external clients	19,091	20,892
Debt to support internal clients	3,292	3,468

The Global Financing business provides funding predominantly for the company’s external client assets as well as for certain assets under contract by other IBM units. These assets, primarily for Global Services, generate long-term, stable revenue streams similar to the Global Financing asset portfolio. Based on their nature, these Global Services assets are leveraged consistent with the balance of the Global Financing asset base. The debt analysis above is further detailed in the Global Financing section on page 60.

Total debt decreased $7,826 million in 2009 versus 2008, primarily as a result of the repayment of debt issued in support of the 2007 accelerated share repurchase program.

Given the significant leverage, the company presents a debt-to-capitalization ratio which excludes Global Financing debt and equity as management believes this is more representative of the company’s core business operations. This ratio can vary from period to period as the company manages its global cash and debt positions.

“Core” debt-to-capitalization ratio (excluding Global Financing debt and equity) was 16.0 percent at December 31, 2009 compared to 48.7 percent at December 31, 2008. The reduction was primarily driven by the decrease in non-Global Financing debt of $5,849 million and growth in non-Global Financing equity of $9,493 million from December 31, 2008 balances.

Consolidated debt-to-capitalization ratio at December 31, 2009 was 53.4 percent versus 71.4 percent at December 31, 2008.

Equity

($ in millions)

At December 31:	2009	2008*
Equity
Total	$22,755	$13,584

*                 Reflects the adoption of the FASB guidance on noncontrolling interests in consolidated financial statements. See note B, “Accounting Changes,” on pages 79 to 82 for additional information.

Total equity increased $9,170 million in 2009 as a result of several key factors:

•                  An increase of $10,546 million in retained earnings primarily driven by net income of $13,425 million, partially offset by dividends ($2,860 million); and

•                  An increase of $3,015 million as a result of lower accumulated other comprehensive income/(loss), primarily from a positive impact from foreign currency translation adjustments of $1,732 million, in addition to pension remeasurements and other retirement-related activities of $1,727 million; partially offset by deferred losses from hedging programs in the current year of $481 million in comparison to deferred gains of $74 million in 2008; partially offset by:

•                  A decrease related to net stock transactions of $4,390 million, driven by less common stock repurchases in 2009 versus 2008.

Consolidated Fourth-Quarter Results

($ and shares in millions except per share amounts)

For the fourth quarter:	2009	2008	Yr.-to-Yr. Percent/ Margin Change
Revenue	$27,230	$27,006	0.8	%*
Gross profit margin	48.3%	47.9%	0.4	pts.
Total expense and other income	$6,765	$7,127	(5.1)%
Total expense and other income-to-revenue ratio	24.8%	26.4%	(1.5	)pts.
Income before income taxes	$6,381	$5,808	9.9%
Provision for income taxes	1,568	1,382	13.5%
Net income	$4,813	$4,427	8.7%
Net income margin	17.7%	16.4%	1.3	pts.
Earnings per share of common stock:
Assuming dilution	$3.59	$3.27 +	9.8%
Weighted-average shares outstanding:
Assuming dilution	1,340.7	1,353.7 +	(1.0)%

*                 (5.5) percent adjusted for currency.

+                 Reflects the adoption of the FASB guidance in determining whether instruments granted in share-based payment transactions are participating securities. See note B, “Accounting Changes,” on pages 79 to 82 for additional information.

The fourth quarter capped off a great year for the company in an uncertain economic environment with financial performance driven by continued margin expansion, profit growth and cash generation. Total revenue increased 0.8 percent as reported and decreased 5.5 percent, adjusted for currency, versus the fourth quarter of 2008. Systems and Technology year-to-year revenue growth improved sequentially in the quarter with share gains in System p, System x and Storage. Software had share gains in WebSphere, Tivoli and Key Branded Middleware. Global Services revenue adjusted for currency, was consistent with third-quarter performance while signings and backlog both increased year to year. Gross profit margin expanded 40 basis points primarily due to improved margins in services and systems as the company’s productivity initiatives continued to yield improvements in gross margin. The company has improved gross margin in 21 of the last 22 quarters. Total expense and other income decreased 5.1 percent driven by operational expense management. Pre-tax income increased 9.9 percent and pre-tax margin improved 1.9 points versus the fourth-quarter 2008. Pre-tax profit increased and margins expanded in every segment. Net income increased 8.7 percent and diluted earnings per share of $3.59 increased 9.8 percent year to year.

The Global Services segments combined had $14,630 million of revenue in the fourth quarter, an increase of 2.1 percent (decrease of 5 percent adjusted for currency) and delivered pre-tax profit of $2,322 million, an increase of 6.7 percent year to year. Total signings for Global Services in the fourth quarter were $18,763 million, an increase of 9.0 percent (2 percent adjusted for currency) versus 2008. Signings in the quarter included 22 deals larger than $100 million. Outsourcing signings of $11,385 million increased 15.0 percent (8 percent adjusted for currency). Consulting and Systems Integration and Integrated Technology Services signings increased 1.0 percent (decreased 6 percent adjusted for currency) to $7,378 million.

GTS revenue of $10,051 million increased 4.4 percent (decreased 3 percent adjusted for currency) versus the fourth quarter of 2008. GTS signings of $11,350 million increased 2.8 percent (decreased 4 percent adjusted for currency) with outsourcing signings increasing 4.7 percent (decreased 1 percent adjusted for currency), partially offset by a 2.9 percent decrease (10 percent adjusted for currency) in Integrated Technology Services signings. SO revenue increased 5.6 percent (decreased 2 percent adjusted for currency). SO signings decreased 9.9 percent (16 percent adjusted for currency). ITS revenue increased 0.2 percent (decreased 7 percent adjusted for currency). Revenue performance largely reflects signings performance which continued to be impacted by declines in OEM as the portfolio shifts to higher value offerings. ITS signings continued to be impacted by client deferrals and capital constraints. BTO revenue increased 7.0 percent (1 percent adjusted for currency) and signings increased 132.9 percent (124 percent adjusted for currency).

GTS gross profit margin improved 0.9 points to 35.8 percent with margin expansion in all lines of business. The GTS segment fourth-quarter pre-tax profit was up 8.3 percent and the pre-tax margin improved 60 basis points to 15.0 percent from fourth-quarter 2008.

GBS revenue of $4,579 million decreased 2.8 percent (9 percent adjusted for currency) compared to the fourth-quarter 2008. GBS signings of $7,413 million, increased 20.3 percent (13 percent adjusted for currency), driven by a 65.4 percent increase (55 percent adjusted for currency) in Application Outsourcing signings. Consulting and Systems Integration signings increased 3.4 percent (decreased 3 percent adjusted for currency) in the quarter, a significant improvement compared to third-quarter 2009. In the fourth quarter, small deal performance improved as the quarter progressed, general business and distribution sectors grew and the growth markets were up 34 percent, adjusted for currency.

GBS gross profit increased 2.9 percent in the quarter with the gross margin improving 1.7 points to 30.3 percent. The GBS segment pre-tax profit increased 3.5 percent in the fourth quarter and the pre-tax margin expanded 1.1 points to 16.0 percent, a record margin performance for the segment. Pre-tax margin was driven by strong utilization in the delivery centers, good subcontractor resource management and spending management.

Software revenue of $6,577 million increased 2.4 percent (decreased 4 percent adjusted for currency). Revenue performance highlighted continued strength in demand in the growth markets, strong contributions from recent acquisitions and an increase in the volume of small deal activity in North America. Key Branded Middleware increased 6.1 percent (flat adjusted for currency) and represented 63 percent of total software revenue, an increase of 2 points year to year. WebSphere Family revenue increased 12.9 percent (6 percent adjusted for currency) in the quarter. Business Process Management, Commerce and DataPower products all had double-digit revenue growth. ILOG performed well again this quarter and contributed to the overall WebSphere growth. Information Management increased 7.1 percent (1 percent adjusted for currency). Business Analytics continues to be a key growth area and Cognos posted strong double-digit revenue growth in the quarter. InfoSphere Warehouse, which helps customers turn information into a strategic asset, also grew double digits in the quarter. Tivoli software revenue increased 7.2 percent (1 percent adjusted for currency). Enterprise Asset Management, which is part of the Smarter Planet strategy, grew over 40 percent in the growth markets, adjusted for currency. Tivoli storage continued its strong growth as customers manage their rapidly growing storage data. Data Protection and Storage Management had double-digit revenue growth, with broad-based geography and sector growth. Rational revenue decreased 4.5 percent (10 percent adjusted for currency) and Lotus revenue decreased 5.3 percent (11 percent adjusted for currency).

Software gross profit increased 2.4 percent with a flat margin year to year. The Software segment delivered pre-tax profit of $3,058 million, an increase of 9.6 percent. The pre-tax margin of 41.5 percent increased 2.4 points compared to fourth-quarter 2008.

Systems and Technology revenue of $5,190 million decreased 4.3 percent (9 percent adjusted for currency). The rate of year-to-year decline improved sequentially for the second consecutive quarter. System z revenue decreased 26.8 percent (31 percent adjusted for currency). System z MIPS shipments decreased 19 percent year to year. Volume performance was consistent with expectations for this point in the product cycle. Converged System p revenue declined 13.8 percent (18 percent adjusted for currency). Although revenue has declined, the brand has continued to gain market share, up 4 points in the quarter. In the fourth quarter, sales generated by UNIX competitive displacements was approximately $200 million. System x revenue increased 36.8 percent (30 percent adjusted for currency), with share gains in server (3 points) and blades (6 points). The improved sales model and enhanced product offerings were the key contributors to the fourth quarter performance. Systems Storage revenue increased 1.4 percent (decreased 4 percent adjusted for currency). Total disk revenue increased 6.1 percent (1 percent adjusted for currency) driven by strong growth in midrange and XIV. Tape revenue declined 9.8 percent (15 percent adjusted for currency) versus the fourth quarter of 2008. Microelectronics OEM revenue increased 1.9 percent in the fourth quarter. The company’s 300 millimeter fabrication facility is nearing full utilization and the 45 nanometer process output was sold out again this quarter.

Systems and Technology gross margin of 42.5 percent, increased 2.6 points versus the fourth quarter of 2008 with margin improvement in all brands. This was the highest gross profit margin since the fourth quarter of 2007 and was driven by improvements in System x server and converged System p. The Systems and Technology segment pre-tax profit increased 15.3 percent to $832 million. Pre-tax margin increased 2.6 points to 15.4 percent compared to the fourth quarter of 2008.

Global Financing external revenue of $621 million decreased 5.9 percent (12 percent adjusted for currency), driven by decreased financing revenue. The Global Financing segment delivered 2.0 points of external gross margin improvement and 5.5 points of total pre-tax margin expansion in the fourth quarter of 2009.

Geographic revenue increased 0.7 percent (decreased 6 percent adjusted for currency) with declines in all geographies, adjusted for currency. Revenue in the major markets decreased 2.2 percent (7 percent adjusted for currency) and was 1 point weaker than third quarter performance, adjusted for currency. The U.K. had solid growth and revenue performance improved sequentially in Canada and Japan (adjusted for currency). Revenue in the growth markets increased 14.3 percent (2 percent adjusted for currency), 9 points higher than the major markets, adjusted for currency. The growth markets contributed 20 percent of the geographic revenue in the fourth quarter. The BRIC countries were up 18.4 percent (7 percent adjusted for currency) driven by India, Brazil and China. Americas revenue was $11,106 million, a decrease of 3.0 percent (6 percent adjusted for currency). Adjusted for currency, revenue increased 2 percent in Latin America, while the U.S. declined 8 percent and Canada declined 1 percent. EMEA revenue increased 2.4 percent (decreased 7 percent adjusted for currency) to $9,694 million. In the major market countries, when adjusted for currency, revenue in Germany declined 8 percent, France declined 12 percent, Italy declined 11 percent and Spain declined 11 percent while the U.K. was up 4 percent. Asia Pacific revenue increased 5.7 percent (decreased 3 percent adjusted for currency) to $5,782 million, with the growth markets up 14.3 percent (3 percent adjusted for currency) and Japan down 2.8 percent (9 percent adjusted for currency).

Total expense and other income decreased 5.1 percent compared to the fourth quarter of 2008 and the expense-to-revenue-ratio improved 1.5 points. The decrease was driven by lower operational expenses (approximately 15 points), partially offset by 9 points due to the impact of currency and 1 point due to the impact of acquisitions. The company continues to execute its operational plan to increase efficiency and drive productivity by leveraging its scale and global presence. Initiatives such as globalization of support functions and services delivery and workforce balancing have yielded significant expense and cost savings. Within selling, general and administrative expense, workforce reduction charges decreased approximately $340 million in the fourth quarter.

The company’s effective tax rate in the fourth-quarter 2009 was 24.6 percent compared with 23.8 percent in the fourth quarter of 2008. The higher rate was primarily driven by higher utilization of tax credits in the prior year.

Share repurchases totaled $3,128 million in the fourth quarter. The weighted-average number of diluted common shares outstanding in the fourth quarter of 2009 was 1,340.7 million compared with 1,353.7 million in the fourth quarter of 2008.

The company ended the quarter with $12,183 million of cash and cash equivalents and generated $6,448 million in cash flow provided by operating activities driven primarily by net income. Net cash from investing activities was a use of cash of $2,495 million in fourth quarter of 2009 and Net cash from financing activities was a use of cash of $1,206 million.

Prior Year in Review

The Prior Year in Review section provides a summary of the company’s financial performance in 2008 as compared to 2007. For a detailed discussion of 2008 performance, see the 2008 Annual Report.

($ and shares in millions except per share amounts)

For the year ended December 31:	2008		2007		Yr.-to-Yr. Percent/ Margin Change
Revenue	$103,630		$98,786		4.9	%*
Gross profit margin	44.1%		42.2%		1.8	pts.
Total expense and other income	$28,945		$27,240		6.3%
Total expense and other income-to-revenue ratio	27.9%		27.6%		0.4	pts.
Income from continuing operations before income taxes	$16,715		$14,489		15.4%
Provision for income taxes	4,381		4,071		7.6%
Income from continuing operations	$12,334		$10,418		18.4%
Net income	$12,334		$10,418		18.4%
Net income margin	11.9%		10.5%		1.4	pts.
Earnings per share of common stock:
Assuming dilution:
Continuing operations	$8.89	+	$7.15	+	24.3%
Discontinued operations	—		(0.00)		NM
Total	$8.89	+	$7.15+		24.3%
Weighted-average shares outstanding:
Assuming dilution	1,387.8	+	1,456.9	+	(4.7)%
Assets**	$109,524		$120,431		(9.1)%
Liabilities**	$95,939	++	$91,816	++	4.5%
Equity**	$13,584	++	$28,615	++	(52.5)%

*                 2.3 percent adjusted for currency.

**          At December 31.

+                 Reflects the adoption of the FASB guidance in determining whether instruments granted in share-based payment transactions are participating securities. See note B, “Accounting Changes,” on pages 79 to 82 for additional information.

++          Reflects the adoption of the FASB guidance on noncontrolling interests in consolidated financial statements. See note B, “Accounting Changes,” on pages 79 to 82 for additional information

NM—Not meaningful

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

Overall, the company capitalized on the opportunities in the global economies, generating approximately 65 percent of its revenue outside the U.S., in delivering full-year growth of 4.9 percent (2 percent adjusted for currency). Revenue increased in all geographies, both on an as reported basis and adjusted for currency– the revenue performance, adjusted for currency, was stable throughout the year as the company focused on solutions that meet clients’ needs. Revenue from the growth markets organization increased 9.8 percent (10 percent adjusted for currency). In these markets, where the growth was driven by the infrastructure build-out, the company invested aggressively to capture these opportunities. For the full year, growth in these markets, adjusted for currency, was 8 points greater than the major markets.

Gross profit margins improved, reflecting the shift to higher value businesses, pricing for value and the continued focus on productivity and cost management. Pre-tax income from continuing operations grew 15.4 percent and net income from continuing operations increased 18.4 percent reflecting an improvement in the tax rate. Diluted earnings per share improved 24.3 percent reflecting the strong growth in net income and the benefits of the common stock repurchase program. In 2008, the company repurchased approximately 90 million shares of its common stock.

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

The following is an analysis of the 2008 versus 2007 reportable segment results for Global Services, Systems and Technology and Software. The Global Financing segment analysis is included in the Global Financing section on pages 57 through 61.

Global Services

($ in millions)

For the year ended December 31:	2008	2007	Yr.-to-Yr. Change	Yr.-to-Yr. Change Adjusted for Currency
Global Services external revenue:	$58,891	$54,144	8.8%	5.6%
Global Technology Services:	$39,264	$36,103	8.8%	5.8%
Strategic Outsourcing	20,183	18,701	7.9	4.7
Integrated Technology Services	9,283	8,438	10.0	7.5
Business Transformation Outsourcing	2,550	2,294	11.2	11.9
Maintenance	7,250	6,670	8.7	5.1
Global Business Services	$19,628	$18,041	8.8%	5.2%

Global Technology Services revenue increased 8.8 percent (6 percent adjusted for currency) in 2008 versus 2007 with strong performance across all lines of business. Total signings in GTS of $34,693 million increased 1 percent (flat adjusted for currency) led by Integrated Technology Services (ITS) signings growth of 5 percent (4 percent adjusted for currency). Outsourcing signings decreased 1 percent (2 percent adjusted for currency).

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

ITS revenue increased 10.0 percent (7 percent adjusted for currency) in 2008 versus 2007 led by growth in key infrastructure offerings such as Green Data Center and Converged Communications. ITS infrastructure offerings deliver high-value, standardized, asset-based services that leverage the company’s services, systems and software capabilities, providing clients end-to-end solutions and processes that transform their businesses.

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

Global Business Services (GBS) revenue increased 8.8 percent (5 percent adjusted for currency) in 2008, with balanced growth across all three geographies. Revenue performance was led by growth in Application Management Services (12.5 percent) and Core Consulting (6.1 percent). Total signings of $22,488 million increased 2 percent (decreased 1 percent adjusted for currency), led by a 10 percent (6 percent adjusted for currency) growth in Consulting and Systems Integration signings. Growth was driven by offerings that enable clients to reduce cost and conserve capital. In the second half of the year, signings for transformational and compliance offerings also increased. Application Outsourcing signings decreased 14 percent (16 percent adjusted for currency) year over year.

($ in millions)

For the year ended December 31:	2008	2007	Yr.-to-Yr. Change
Global services:
Global Technology Services:
External gross profit	$12,802	$10,800	18.5%
External gross profit margin	32.6%	29.9%	2.7	pts.
Pre-tax income	$4,607	$3,557	29.5%
Pre-tax margin	11.3%	9.4%	1.9	pts.
Global Business Services:
External gross profit	$5,238	$4,240	23.5%
External gross profit margin	26.7%	23.5%	3.2	pts.
Pre-tax income	$2,681	$2,064	29.9%
Pre-tax margin	13.0%	10.7%	2.2	pts.

GTS gross profit increased 18.5 percent compared to 2007, with gross profit margin improving 2.7 points. All lines of business delivered gross margin expansion year over year driven by a combination of a mix to higher value offerings and an improved cost structure. Segment pre-tax profit increased 29.5 percent to $4,607 million with a pre-tax margin of 11.3 percent, an increase of 1.9 points versus 2007. At year-end 2008, GTS had delivered six consecutive quarters of double-digit pre-tax profit growth. The margin improvement was driven primarily by a delivery structure that maximizes utilization and flexibility, a mix to higher value offerings, lower retirement-related costs and improved productivity.

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

At December 31, 2008, the estimated Global Services backlog at actual currency rates was $130 billion ($117 billion adjusted for currency), a decrease of $6 billion ($2 billion adjusted for currency) from prior year-end levels.

Software

($ in millions)

For the year ended December 31:	2008	2007	Yr.-to-Yr. Change	Yr.-to-Yr. Change Adjusted for Currency
Software external revenue:	$22,089	$19,982	10.5%	8.1%
Middleware	$17,305	$15,505	11.6%	9.5%
Key Branded Middleware	12,383	10,827	14.4	12.5
WebSphere Family			6.2	4.5
Information Management			24.5	22.0
Lotus			10.4	7.8
Tivoli			2.9	2.1
Rational			13.2	11.6
Other middleware	4,922	4,678	5.2	2.6
Operating systems	2,337	2,319	0.8	(1.9)
Product Lifecycle Management	960	1,051	(8.6)	(14.4)
Other	1,488	1,107	34.4	31.3

Software revenue of $22,089 million increased 10.5 percent (8 percent adjusted for currency) in 2008 led by growth in the Key Branded Middleware products and strong contributions from the annuity base and acquisitions. Clients continue to embed the company’s software in the fabric of their IT infrastructures.

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

Rational revenue increased 13.2 percent (12 percent adjusted for currency) in 2008 driven primarily by Telelogic contributions. Telelogic’s suite of system programming tools complements Rational’s IT tool set, providing a common framework for software and systems delivery across a clients enterprise.

Revenue from Other middleware products increased 5.2 percent (3 percent adjusted for currency) in 2008 versus the prior year. This software product set includes more mature products which provide a more stable flow of revenue.

Other software segment revenue increased 34.4 percent (31 percent adjusted for currency) versus 2007 reflecting continued growth in software-related services.

($ in millions)

For the year ended December 31:	2008	2007	Yr.-to-Yr. Change
Software:
External gross profit	$18,859	$17,015	10.8%
External gross profit margin	85.4%	85.2%	0.2	pts.
Pre-tax income	$7,075	$6,002	17.9%
Pre-tax margin	28.5%	26.8%	1.7	pts.

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

Systems and Technology

($ in millions)

For the year ended December 31:	2008	2007	Yr.-to-Yr. Change	Yr.-to-Yr. Change Adjusted for Currency
Systems and Technology external revenue:	$19,287	$21,317	(9.5)%	(10.8)%
System z			12.5%	10.6%
Legacy System i			(66.1)	(67.5)
Converged System p			11.2	10.7
System x			(16.9)	(18.9)
System Storage			(3.4)	(4.7)
Retail Store Solutions			(15.0)	(15.8)
Total Systems			(4.9)	(6.3)
Microelectronics OEM			(25.1)	(25.4)
Printing Systems			NM	NM

NM–Not meaningful

Systems and Technology revenue decreased 9.5 percent (down 11 percent adjusted for currency) in 2008 versus 2007. In June 2007, the company divested its printing business. Systems and Technology revenue, excluding the divested printing business, decreased 7.8 percent (9 percent adjusted for currency) in 2008 versus 2007. Total Systems revenue decreased 4.9 percent (6 percent adjusted for currency) in 2008 versus 2007.

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

Converged System p revenue increased 11.2 percent (11 percent adjusted for currency) in 2008 versus 2007, reflecting solid demand for the energy efficiencies and multi-operating system capabilities of POWER6 technology. Clients concluded that POWER6 technology is the right solution for a multitude of workloads. The revenue growth was primarily driven by mid-range servers which increased 32 percent and high-end servers which increased 3 percent in 2008 versus 2007.

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

System Storage revenue decreased 3.4 percent (5 percent adjusted for currency) in 2008 versus 2007. Total disk revenue was essentially flat in 2008 versus 2007. Enterprise Disk revenue increased 2 percent primarily due to increased demand for the DS8000 product, while mid-range disk revenue declined 15 percent. Tape revenue declined 10 percent in 2008 primarily due to reduced demand and clients deciding to purchase additional media to expand the utilization of their existing devices.

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

($ in millions)

For the year ended December 31:	2008	2007	Yr.-to-Yr. Change
Systems and Technology:
External gross profit	$7,341	$8,468	(13.3)%
External gross profit margin	38.1%	39.7%	(1.7	)pts.
Pre-tax income	$1,550	$2,153	(28.0)%
Pre-tax margin	7.7%	9.6%	(2.0	)pts.

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

Global Financing

See page 57 for an analysis of Global Financing’s segment results.

Geographic Revenue

($ in millions)

For the year ended December 31:	2008	2007	Yr.-to-Yr. Change	Yr.-to-Yr. Change Adjusted for Currency
Total revenue:	$103,630	$98,786	4.9%	2.3%
Geographies:	$100,939	$95,320	5.9%	3.3%
Americas	42,807	41,122	4.1	3.9
Europe/Middle East/Africa	37,020	34,699	6.7	3.2
Asia Pacific	21,111	19,501	8.3	2.1

Major markets			5.1%	1.9%
Growth markets			9.8%	9.9%
BRIC countries			17.6%	14.5%

Geographic revenue increased 5.9 percent (3 percent adjusted for currency) to $100,939 million in 2008 when compared to 2007. Revenue increased in all geographies in 2008, and adjusted for currency, revenue growth was strongest in the Americas followed by Europe and Asia Pacific. Revenue from the growth markets organization increased 9.8 percent (10 percent adjusted for currency) while growth in the more established major markets was 5.1 percent (2 percent adjusted for currency).

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

Across the geographies, aggregate revenue from the countries comprising the growth markets organization increased 9.8 percent (10 percent adjusted for currency) in 2008 and represented approximately 18 percent of the company’s total geographic revenue. The company has continued to invest to capture new infrastructure spending in the growth markets. Adjusted for currency, growth in these markets was 8 points higher than in the major markets. The BRIC countries, a subset of the growth markets, together grew 17.6 percent (15 percent adjusted for currency), with growth in India of 25.8 percent (33 percent adjusted for currency), Brazil 18.3 percent (13 percent adjusted for currency), China 14.7 percent (8 percent adjusted for currency) and Russia 11.0 percent (11 percent adjusted for currency).

OEM revenue decreased 22.4 percent (23 percent adjusted for currency) in 2008 when compared to 2007, driven by reduced demand in the Microelectronics OEM business.

Total Expense and Other Income

($ in millions)

			Yr.-to-Yr.
For the year ended December 31:	2008	2007	Change
Total expense and other income	$28,945	$27,240	6.3%
Expense to Revenue	27.9%	27.6%	0.4	pts.

The key drivers year to year in total expense and other income were approximately:

•                  Operational expense, (1) point

•                  Acquisitions, 5 points

•                  Currency, 2 points

In 2008, the company continued to focus on productivity improvements in its more established markets and increased its investments in the growth markets. Within selling, general and administrative expense (SG&A), total sales and marketing expense increased 4 percent year to year (2 percent adjusted for currency). Sales and marketing expense in the growth markets increased 13 percent (13 percent adjusted for currency), as compared to major markets where sales and marketing expense increased 3 percent (1 percent adjusted for currency) year to year. On a consolidated basis, general and administrative expenses, which are indirect expenses incurred in the business, increased 2 percent (flat at constant currency) year to year.

Total SG&A expense increased 6.0 percent (4 percent adjusted for currency) in 2008 versus 2007. The increase in SG&A was primarily due to acquisition-related spending, predominantly for Cognos and Telelogic, which accounted for 5 points of the increase, while the effects of currency accounted for 2 points. Workforce reductions—ongoing expense increased $387 million primarily due to charges recorded in the fourth quarter reflecting workforce actions in Japan ($120 million) and other ongoing skills rebalancing that is a regular element of the company’s business model. In addition, bad debt expense increased $206 million primarily driven by additional specific accounts receivable reserves reflecting the current economic environment in many industries. The company’s accounts receivable provision coverage at December 31, 2008 was 2.0 percent, an increase of 50 basis points from year-end 2007. These increases were partially offset by lower retirement-related expense of $287 million.

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

The increase in RD&E expense of $184 million was primarily driven by acquisitions and investments to maintain technology leadership across the company’s offerings. Software spending increased $262 million, partially offset by lower spending in Systems and Technology ($54 million) and other unit spending ($74 million).

IP income of $1,153 million increased 20.4 percent in 2008, however, there were no significant individual IP transactions in 2008 or 2007. The improvement year to year was primarily driven by the Systems and Technology business.

The increase in interest expense of $63 million to $673 million was primarily due to the increase in debt in 2007 associated with the financing of the accelerated share repurchase agreements, partially offset by lower interest rates in 2008. See note N, “Equity Activity,” on page 98 for additional information regarding the accelerated share repurchase. Overall interest expense, including amounts reflected in cost of financing, for 2008 was $1,462 million, an increase of $40 million versus 2007.

Income Taxes

The effective tax rate for 2008 was 26.2 percent, compared with 28.1 percent in 2007. The 1.9 point decrease was primarily driven by the 2008 net increase in the utilization of foreign and state tax credits (2.9 points), the benefit associated with the second quarter 2008 agreement reached with the U.S. Internal Revenue Service (IRS) regarding claims for certain tax incentives (1.7 points) and the benefit related to certain issues associated with newly published U.S. tax regulations (1.2 points). These benefits were partially offset by several items including the net impact related to the completion of the U.S. federal income tax examination for the years 2004 and 2005 including the associated income tax reserve redeterminations (0.5 points), the second quarter 2008 tax cost associated with the intercompany transfer of certain intellectual property (2.8 points) and lower capital loss utilization in 2008 (0.7 points). The remaining items were individually insignificant.

Financial Position

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

Total liabilities increased $4,123 million ($5,301 million adjusted for currency) driven primarily by increases in retirement and nonpension postretirement benefit obligations ($5,871 million) and total deferred income ($547 million), partially offset by decreases in total debt ($1,349 million) and accounts payable ($1,041 million).

Total equity of $13,584 million decreased $15,030 million versus 2007. Net income of $12,334 million was offset by the effects of pension remeasurements and other retirement-related items ($14,856 million), common/treasury stock activity ($6,323 million), dividends ($2,585 million) and equity translation adjustments ($3,552 million).

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

In 2007, the company reported a net loss of less than $1 million, net of tax. There was no activity in 2008.

Other Information

Looking Forward

Looking forward, the company enters 2010 in excellent operational and financial position. Since the last recession in 2002, the company has consistently generated strong profit and cash growth. In that timeframe (2003-2009), the company has added $12 billion to its pre-tax income base; pre-tax income margin has expanded more than 2.5 times; earnings per diluted share is up 4 times, and cumulatively, the company has generated approximately $115 billion in cash flow from operating activities. This financial performance is the result of the transformation of the business that started at the beginning of the decade. Its driven by a combination of shifting the company’s business mix, improving leverage through productivity and investing to capture growth opportunities.

The company has remixed its business to move into higher value areas—exiting commoditizing businesses, while acquiring 108 companies since 2000 for a total of approximately $22 billion in net cash. These portfolio actions have contributed to a significant change in the company’s business profile. In 2000, Global Services segment pre-tax income was $4.5 billion; in 2009, it was over $8 billion. The Software growth is even more dynamic. In 2000, Software segment pre-tax income was $2.8 billion; in 2009, it also was over $8 billion. In 2009, over 90 percent of segment pre-tax income came from Software, Global Services and Global Financing, with Software and Global Services each contributing 42 percent of segment pre-tax income. The portfolio generates high profitability and the company will continue to remix to higher value through organic investments and acquisitions.

The company has had an ongoing focus on driving operating leverage through productivity. The company has leveraged its scale and global presence to improve processes and productivity in a number of areas, including support functions and service delivery. In 2009, the company yielded $3.7 billion of cost and expense savings from the structural actions it has taken, driving gross margin improvement and reductions in operational expense. These actions have reduced the fixed cost base and improved the operational balance point. Going forward, this will provide an advantage as the spending environment improves—with solid operating leverage off of the company’s leaner cost base.

Another key element of the company’s transformation is the significant investments it has made for growth—investments enabled by the strong margins, profitability and cash base. The company continues to invest to capture the opportunity in the emerging markets. In 2009, the revenue growth in the growth markets remained 8 points greater than the major markets. The company is also investing in capabilities that differentiate IBM and accelerate the development of new market opportunities—areas like business analytics, cloud computing and smarter planet. The company remains committed to technology leadership, and in 2009, the company invested approximately $6 billion in research and development. The company’s organic investments have been complemented with acquisitions, with a key focus on business analytics which provide a solid platform for the Smarter Planet initiatives. Since 2005, the company has invested approximately $8.5 billion in net cash for 14 strategic acquisitions to build its business analytics capabilities.

The last decade has seen a significant transformation of IBM. The company will continue to shift to higher value areas, improve the efficiency of the business and invest where management sees the best long-term opportunities. This transformation and the focus going forward positions the company for growth moving into 2010.

In May 2007, the company met with investors and analysts and discussed a road map to deliver earnings per share in 2010 in the range of $10 to $11 per share, or 14 to 16 percent compound growth rate from 2006. The company’s 2010 road map is comprised of two key components. First, the 2010 road map includes generating earnings per share in the range of $9 to $10 per share, or 10 to 14 percent growth from 2006 through a combination of operational elements including revenue growth, margin improvement, growth initiatives, acquisitions and effective capital deployment to fund growth and provide returns to shareholders through dividends and common stock repurchases.

In addition to these operational elements, the company’s road map to the $10 to $11 per share range includes the projected benefit of retirement-related costs based on December 31, 2006 assumptions. Actual retirement-related costs will depend on several factors including financial market performance, the interest rate environment and actuarial assumptions. In March 2008 and May 2009, the company met with investors and analysts and discussed the progress the company is making on its 2010 road map.

The company’s performance in 2009 highlighted the benefits of its global reach and the strength of its business model. The financial results reflected solid progress on major elements of the long-term goals. Despite a challenging economy, with diluted earnings per share of $10.01 in 2009, the company achieved its road map objective one year early.

In January 2010, the company disclosed that it is expecting earnings of at least $11.00 per diluted share for the full year 2010, with consistent earnings per share growth throughout the year. Also in January 2010, the company disclosed that for the first quarter of 2010, the company expects a 4-5 point improvement in its year-to-year revenue growth rate compared to the fourth quarter of 2009, at both actual currency rates and at constant currency. This would represent a mid-single-digit revenue growth at actual rates compared to the 0.8 percent growth in the fourth quarter of 2009. The company is confident in its ability to continue to leverage its business model to expand margins, grow profit, generate cash, return value to shareholders and return to revenue growth in 2010.

The continued investments in Software have led to this segment’s emergence as a strong source of revenue and the largest contributor to the company’s pre-tax profit. The Software business is differentiated in the industry by both the strength of its individual products and the breadth of the software offerings. Clients continue to rely on the extensive middleware portfolio to help them transform their business, streamline costs and seek new business opportunities. The key to continued Software growth stems from the ability to maintain and grow this industry-leading software business. Investments will be aligned to advance the company’s growth strategy through new client acquisition, with specific focus on key industries and local businesses. The company will also continue to focus on expanding its software capabilities through a combination of internal development and strategic acquisitions. In January 2010, the company disclosed that it expects Software to deliver a double-digit revenue growth rate, at actual rates, in the first quarter of 2010.

Within the Global Services business, profit margins improved and the company continues to yield significant results from the targeted actions and investments it has made in the last few years. The business has been transformed into one that is more flexible and more focused on higher-value segments of the market. The two services segments are well-positioned heading into 2010 driven by: an 11 percent growth (at constant currency) in outsourcing signings in 2009; a backlog of $137 billion at December 31, 2009; improving trends in Global Business Services; and, a global delivery structure that has enabled the company to perform well in a tough environment. In addition, the portfolio is strong with a complement of offerings and capabilities that deliver both high value and productivity to clients. Going forward the Global Services business will look to build upon its momentum by continuing to deliver value and by focusing on further enhancements to its offerings/integrated solutions portfolio and continuing to improve both the skills and structure of the business.

In the Systems and Technology business, the company will continue to focus its investments on differentiating technologies with leadership and high-growth potential including POWER, high-performance computing, virtualization, nanotechnology and energy efficiency. In this market, the value has shifted to the high end to address clients’ needs to consolidate and virtualize their environments. The company will focus on providing clients with a clear path to a fully dynamic infrastructure that not only reduces cost, but is both intelligent and secure. The systems product line will be significantly refreshed in 2010 with the release of the next generation System z mainframe in the second half and the next generation POWER systems in System p beginning in the first quarter of 2010.

In 2010, Global Financing will continue to focus on expanding its core business by accelerating growth in the participation rates for IBM products and services transactions. In addition, the business will drive increased operational efficiency and sales productivity through the deployment of its single operating model initiative. This global initiative is focused on simplifying processes, standardizing operations and optimizing business performance.

The company expects 2010 pre-tax retirement-related plan cost to be approximately $1.5 billion, an increase of approximately $100 million compared to 2009. This estimate reflects current pension plan assumptions and the impacts of recent non-U.S. pension plan redesign efforts. See note U, “Retirement-Related Benefits,” on pages 109 through 121 for additional information.

The company expects in the normal course of business that its effective tax rate in 2010 will be approximately 26.0-26.5 percent. The rate will change year to year based on non-recurring events, such as the settlement of income tax audits and changes in tax laws, as well as recurring factors including the geographic mix of income before taxes, the timing and amount of foreign dividend repatriation, state and local taxes and the effects of various global income tax strategies.

Effective January 1, 2010, the company will implement several new accounting standards that have been issued by the Financial Accounting Standards Board. These standards include: amended guidance for revenue recognition for arrangements with multiple deliverables; guidance that revises the scope of existing software revenue recognition accounting; amendments to the accounting rules for variable interest entities and transfers of financial assets; and, additional disclosure requirements for fair value measurements. The company has evaluated the new guidance and does not expect a material impact on the Consolidated Financial Statements. See note B, “Accounting Changes”, on pages 79 to 82 for additional information.

Liquidity and Capital Resources

The company has consistently generated strong cash flow from operations, improving results year to year and providing a source of funds ranging between $14.9 billion and $20.8 billion per year over the past five years. The company provides for additional liquidity through several sources: maintaining an adequate cash balance, access to global funding sources, a committed global credit facility and other committed and uncommitted lines of credit worldwide. At December 31, 2009, the company had total unused lines of credit of $17,314 million. The following table provides a summary of the major sources of liquidity for the years ended December 31, 2005 through 2009.

Cash Flow and Liquidity Trends

($ in billions)

	2009	2008	2007	2006	2005
Net cash from operating activities	$20.8	$18.8	$16.1	$15.0	$14.9
Cash and short-term marketable securities	$14.0	$12.9	$16.1	$10.7	$13.7
Committed global credit facilities	$10.0	$10.0	$10.0	$10.0	$10.0
Trade receivables securitization facility	$—	$—	$—	$—	$0.5

The major rating agencies’ ratings on the company’s debt securities at December 31, 2009 appear in the table below and remain unchanged from December 31, 2008. The company’s debt securities do not contain any acceleration clauses which could change the scheduled maturities of the obligation. In addition, the company does not have “ratings trigger” provisions in its debt covenants or documentation, which would allow the holders to declare an event of default and seek to accelerate payments thereunder in the event of a change in credit rating. The company’s contractual agreements governing derivative instruments contain standard market clauses which can trigger the termination of the agreement if the company’s credit rating were to fall below investment grade. At December 31, 2009, the fair value of those instruments that were in a liability position was $1,555 million, before any applicable netting, and this position is subject to fluctuations in fair value period to period based on the level of the company’s outstanding instruments and market conditions. The company has no other contractual arrangements that, in the event of a change in credit rating, would result in a material adverse effect on its financial position or liquidity.

Moody’s
	Standard	Investors	Fitch
	& Poor’s	Service	Ratings
Senior long-term debt	A+	A1	A+
Commercial paper	A-1	Prime-1	F1

The company prepares its Consolidated Statement of Cash Flows in accordance with applicable accounting standards for cash flow presentation on page 66 and highlights causes and events underlying sources and uses of cash in that format on pages 35 and 36. For purposes of running its business, the company manages, monitors and analyzes cash flows in a different format.

Management uses a free cash flow measure to evaluate the company’s operating results, plan share repurchase levels, evaluate strategic investments and assess the company’s ability and need to incur and service debt. Free cash flow is not a defined term under U.S. GAAP and it should not be inferred that the entire free cash flow amount is available for discretionary expenditures. The company defines free cash flow as net cash from operating activities less the change in Global Financing receivables and net capital expenditures. As discussed on page 24, a key objective of the Global Financing business is to generate strong returns on equity. Increasing receivables is the basis for growth in a financing business. Accordingly, management considers Global Financing receivables as a profit-generating investment, not as working capital that should be minimized for efficiency. After considering Global Financing receivables as an investment, the remaining net operational cash flow less net capital expenditures is viewed by the company as free cash flow.

From the perspective of how management views cash flow, in 2009, free cash flow was $15.1 billion, an increase of $0.8 billion compared to 2008. This cash performance was driven primarily by the growth in net income of $1.1 billion, lower capital spending of $0.8 billion and higher cash from sales cycle working capital ($1.2 billion), partially offset by higher retirement-related funding ($0.9 billion) and workforce rebalancing payments ($0.6 billion).

Over the past five years, the company generated over $61 billion in free cash flow. During that period, the company invested $13.8 billion in strategic acquisitions and returned over $63 billion to shareholders through dividends and share repurchases. The amount of prospective returns to shareholders in the form of dividends and share repurchases will vary based upon several factors including each year’s operating results, capital expenditure requirements, research and development investments and acquisitions, as well as the factors discussed below.

The company’s Board of Directors meets quarterly to consider the dividend payment. The company expects to fund dividend payments through cash from operations. In the second quarter of 2009, the Board of Directors increased the company’s quarterly common stock dividend from $0.50 to $0.55 per share.

The table below represents the way in which management reviews cash flow as described above.

($ in billions)

For the year ended December 31:	2009	2008	2007	2006	2005
Net cash from operating activities per GAAP (Continuing Operations)	$20.8	$18.8	$16.1	$15.0	$14.9
Less: Global Financing receivables	(1.9)	(0.0)	(1.3)	(0.3)	1.8
Net cash from operating activities (Continuing Operations), excluding Global Financing receivables	18.9	18.8	17.4	15.3	13.1
Capital expenditures, net	(3.7)	(4.5)	(5.0)	(4.7)	(3.5)
Free cash flow (excluding Global Financing receivables)	15.1	14.3	12.4	10.5	9.6
Acquisitions	(1.2)	(6.3)	(1.0)	(3.8)	(1.5)
Divestitures	0.4	0.1	0.3	—	0.9
Share repurchase	(7.4)	(10.6)	(18.8)	(8.1)	(7.7)
Dividends	(2.9)	(2.6)	(2.1)	(1.7)	(1.2)
Non-Global Financing debt	(4.7)	(3.2)	10.9	(1.1)	1.2
Other (includes Global Financing receivables and Global Financing debt)	1.7	5.0	3.8	1.1	1.9
Change in cash, cash equivalents and short-term marketable securities	$1.1	$(3.2)	$5.5	$(3.0)	$3.1

Events that could temporarily change the historical cash flow dynamics discussed above include significant changes in operating results, material changes in geographic sources of cash, unexpected adverse impacts from litigation or future pension funding requirements during periods of severe downturn in the capital markets. Whether any litigation has such an adverse impact will depend on a number of variables, which are more completely described in note O, “Contingencies and Commitments” on pages 99 and 100. With respect to pension funding, in 2009, the company contributed $1,252 million to its non-U.S. defined benefit plans, versus $917 million in 2008. As highlighted in the Contractual Obligations table on page 51, the company expects to make legally mandated pension plan contributions to certain non-U.S. plans of approximately $3.6 billion in the next five years.

The 2010 contributions are currently expected to be approximately $0.8 billion. Financial market performance in 2010 could increase the legally mandated minimum contributions in certain non-U.S. countries that require more frequent remeasurement of the funded status. The company is not quantifying any further impact from pension funding because it is not possible to predict future movements in the capital markets or pension plan funding regulations.

The Pension Protection act of 2006 was enacted into law in 2006, and, among other things, increases the funding requirements for certain U.S. defined benefit plans beginning after December 31, 2007. No mandatory contribution is required for the U.S. defined benefit plan in 2010 as of December 31, 2009.

Contractual Obligations

($ in millions)

	Total
	Contractual	Payments due in
	Payment Stream	2010	2011-12	2013-14	After 2014
Long-term debt obligations	$23,842	$2,186	$6,992	$5,250	$9,414
Interest on long-term debt obligations	12,381	1,166	2,073	1,507	7,635
Capital (finance) lease obligations	165	64	57	44	—
Operating lease obligations	5,938	1,504	2,263	1,395	776
Purchase obligations	2,314	771	851	423	269
Other long-term liabilities:
Minimum pension funding (mandated)*	3,936	803	1,535	1,261	337
Executive compensation	1,207	71	152	166	817
Long-term termination benefits	1,789	223	245	213	1,109
Tax reserves**	4,371	1,083	—	—	—
Other	879	66	93	67	653
Total	$56,822	$7,937	$14,261	$10,326	$21,011

*                 Represents future pension contributions that are mandated by local regulations or statute, all associated with non-U.S. pension plans. See note U, “Retirement-Related Benefits,” on pages 109 through 121 for additional information on the non-U.S. plans, investment strategies and expected contributions and for information regarding the company’s unfunded pension plans of $16,819 million at December 31, 2009.

**          These amounts represent the liability for unrecognized tax benefits. The company estimates that approximately $1,083 million of the liability is expected to be settled within the next 12 months. The settlement period for the noncurrent portion of the income tax liability cannot be reasonably estimated as the timing of the payments will depend on the progress of tax examinations with the various tax authorities; however, it is not expected to be due within the next 12 months.

Total contractual obligations are reported in the table above excluding the effects of time value and therefore, may not equal the amounts reported in the Consolidated Statement of Financial Position. Total contractual obligations decreased $10.4 billion from the amount reported in the 2008 Annual Report primarily due to the paydown of debt and the removal of the associated interest expense obligations. Long-term debt obligations decreased $6.4 billion and interest expense related to long-term debt obligations decreased $4.1 billion.

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

Interest on floating rate debt obligations is calculated using the effective interest rate at December 31, 2009, plus the interest rate spread associated with that debt, if any.

Off-Balance Sheet Arrangements

From time to time, the company may enter into off-balance sheet arrangements as defined by the SEC Financial Reporting Release 67 (FRR-67), “Disclosure in Management’s Discussion and Analysis about Off-Balance Sheet Arrangements and Aggregate Contractual Obligations.”

At December 31, 2009, the company has no off-balance sheet arrangements that have, or are reasonably likely to have, a material current or future effect on financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources. See the table above for the company’s contractual obligations and note O, “Contingencies and Commitments,” on pages 99 to 101, for detailed information about the company’s guarantees, financial commitments and indemnification arrangements. The company does not have retained interests in assets transferred to unconsolidated entities or other material off-balance sheet interests or instruments.

Critical Accounting Estimates

The application of GAAP requires the company to make estimates and assumptions about future events that directly affect its reported financial condition and operating performance. The accounting estimates and assumptions discussed in this section are those that the company considers to be the most critical to its financial statements. An accounting estimate is considered critical if both (a) the nature of the estimate or assumption is material due to the levels of subjectivity and judgment involved, and (b) the impact within a reasonable range of outcomes of the estimate and assumption is material to the company’s financial condition or operating performance. Senior management has discussed the development, selection and disclosure of these estimates with the Audit Committee of the company’s Board of Directors. The company’s significant accounting policies are described in note A, “Significant Accounting Policies,” on pages 70 to 79.

A quantitative sensitivity analysis is provided where that information is reasonably available, can be reliably estimated and provides material information to investors. The amounts used to assess sensitivity (e.g., 1 percent, 10 percent, etc.) are included to allow users of the Annual Report to understand a general direction cause and effect of changes in the estimates and do not represent management’s predictions of variability. For all of these estimates, it should be noted that future events rarely develop exactly as forecasted, and estimates require regular review and adjustment.

Pension Assumptions

The measurement of the company’s benefit obligation to its employees and net periodic pension cost/(income) requires the use of certain assumptions, including, among others, estimates of discount rates and expected return on plan assets.

Changes in the discount rate assumptions will impact the (gain)/loss amortization and interest cost components of the net periodic pension cost/(income) calculation (see page 115 for information regarding the discount rate assumptions) and the projected benefit obligation (PBO). As presented on page 115, the company decreased the discount rate assumption for the IBM Personal Pension Plan (PPP), a U.S.-based defined benefit plan, by 15 basis points to 5.60 percent on December 31, 2009. This change will increase pre-tax cost and expense recognized in 2010 by an estimated $40 million. If the discount rate assumption for the PPP increased by 15 basis points on December 31, 2009, pre-tax cost and expense recognized in 2010 would have decreased by an estimated $41 million. Changes in the discount rate assumptions will impact the PBO which, in turn, may impact the company’s funding decisions if the PBO exceeds plan assets. Each 25 basis point increase or decrease in the discount rate will cause a corresponding decrease or increase, respectively, in the PPP’s PBO of an estimated $1.2 billion based upon December 31, 2009 data. The PPP’s PBO (after the decrease in discount rate presented on page 115) and plan assets as of December 31, 2009 is presented on page 113.

The expected long-term return on plan assets is used in calculating the net periodic pension cost/(income). See page 115 for information regarding the expected long-term return on plan assets assumption. The differences between the actual return on plan assets and expected long-term return on plan assets are recognized over five years in the expected return on plan assets line in net periodic pension cost/(income) and also as a component of actuarial gains/losses, which are recognized over the service lives or life expectancy of the plan participants, depending on the plan, provided such amounts exceed thresholds which are based upon the obligation or the value of plan assets.

To the extent the outlook for long-term returns changes such that management changes its expected long-term return on plan assets assumption, each 50 basis point increase or decrease in the expected long-term return on PPP plan assets assumption will have an estimated increase or decrease, respectively, of $252 million on the following year’s pre-tax net periodic pension cost/(income) (based upon the PPP’s plan assets at December 31, 2009 and assuming no contributions are made in 2010).

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

Revenue recognition is also impacted by the company’s ability to estimate sales incentives, expected returns and allowances for uncollectible receivables. The company considers various factors, including a review of specific transactions, the credit-worthiness of the customers, historical experience and market and economic conditions when calculating these provisions and allowances. Estimates are evaluated each quarter to assess the adequacy of the estimates. If these estimates were changed by 10 percent in 2009, net income would be impacted by $74 million (excluding Global Financing receivables reserves discussed on page 59).

Costs to Complete Service Contracts

The company enters into numerous service contracts through its GTS and GBS businesses. During the contractual period, revenue, cost and profits may be impacted by estimates of the ultimate profitability of each contract, especially contracts for which the company uses the percentage-of-completion (POC) method of accounting. If at any time these estimates indicate the POC contract will be unprofitable, the entire estimated loss for the remainder of the contract is recorded immediately in cost. The company performs ongoing profitability analyses of its services contracts in order to determine whether the latest estimates require updating. Key factors reviewed by the company to estimate the future costs to complete each contract are future labor costs, future product costs and productivity efficiencies. Contract loss provisions recorded as a component of other accrued expenses and liabilities are approximately $37 million and $24 million at December 31, 2009 and December 31, 2008, respectively.

Income Taxes

The company is subject to income taxes in the U.S. and numerous foreign jurisdictions. Significant judgments are required in determining the consolidated provision for income taxes.

During the ordinary course of business, there are many transactions and calculations for which the ultimate tax determination is uncertain. As a result, the company recognizes tax liabilities based on estimates of whether additional taxes and interest will be due. These tax liabilities are recognized when, despite the company’s belief that its tax return positions are supportable, the company believes that certain positions may not be fully sustained upon review by tax authorities. The company believes that its accruals for tax liabilities are adequate for all open audit years based on its assessment of many factors including past experience and interpretations of tax law. This assessment relies on estimates and assumptions and may involve a series of complex judgments about future events. To the extent that new information becomes available which causes the company to change its judgment regarding the adequacy of existing tax liabilities, such changes to tax liabilities will impact income tax expense in the period in which such determination is made.

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

To the extent that the provision for income taxes increases/decreases by 1 percent of income from continuing operations before income taxes, consolidated income from continuing operations would have decreased/improved by $181 million in 2009.

Valuation of Assets

The application of business combination and impairment accounting requires the use of significant estimates and assumptions. The acquisition method of accounting for business combinations requires the company to estimate the fair value of assets acquired, liabilities assumed, and any noncontrolling interest in the acquiree to properly allocate purchase price consideration between assets that are depreciated and amortized from goodwill. Impairment testing for assets, other than goodwill, requires the allocation of cash flows to those assets or group of assets and if required, an estimate of fair value for the assets or group of assets. The company’s estimates are based upon assumptions believed to be reasonable, but which are inherently uncertain and unpredictable. These valuations require the use of management’s assumptions, which would not reflect unanticipated events and circumstances that may occur.

Valuation of Goodwill

The company reviews goodwill for impairment annually and whenever events or changes in circumstances indicate the carrying value of goodwill may not be recoverable. The guidance on goodwill impairment requires the company to perform a two-step impairment test. In the first step, the company compares the fair value of each reporting unit to its carrying value. The company determines the fair value of its reporting units based on the income approach. Under the income approach, the company calculates the fair value of a reporting unit based on the present value of estimated future cash flows. If the fair value of the reporting unit exceeds the carrying value of the net assets assigned to that unit, goodwill is not impaired. If the carrying value of the net assets assigned to the reporting unit exceeds the fair value of the reporting unit, then the second step of the impairment test is performed in order to determine the implied fair value of the reporting unit’s goodwill. If the carrying value of a reporting unit’s goodwill exceeds its implied fair value, then the company records an impairment loss equal to the difference.

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

The annual goodwill impairment analysis, which the company performed during the fourth quarter of 2009, did not result in an impairment charge. Utilizing the balances as of September 30, 2009, the excess of fair value over carrying value for each of the company’s reporting units ranged from approximately $0.4 billion to approximately $74.7 billion. In order to evaluate the sensitivity of the fair value calculations on the goodwill impairment test, the company applied a hypothetical 10 percent decrease to the fair values of each reporting unit. This hypothetical 10 percent decrease would result in excess fair value over carrying value ranging from approximately $0.4 billion to approximately $66.3 billion for each of the company’s reporting units.

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

Financing Receivables Reserves

The Global Financing business reviews its financing receivables portfolio at least quarterly in order to assess collectibility. A description of the methods used by management to estimate the amount of uncollectible receivables is included on pages 78 and 79. Factors that could result in actual receivable losses that are materially different from the estimated reserve include sharp changes in the economy, or a significant change in the economic health of a particular client or industry segment that represents a concentration in Global Financing’s receivables portfolio.

To the extent that actual collectibility differs from management’s estimates currently provided for by 10 percent, Global Financing’s segment pre-tax income and the company’s consolidated income from continuing operations before income taxes would be higher or lower by an estimated $54 million (using 2009 data), depending upon whether the actual collectibility was better or worse, respectively, than the estimates.

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

To the extent that actual residual value recovery is lower than management’s estimates by 10 percent, Global Financing’s segment pre-tax income and the company’s consolidated income from continuing operations before income taxes would be lower by an estimated $120 million (using 2009 data). If the actual residual value recovery is higher than management’s estimates, the increase in income will be realized at the end of lease when the equipment is remarketed.

Currency Rate Fluctuations

Changes in the relative values of non-U.S. currencies to the U.S. dollar affect the company’s results. At December 31, 2009, currency changes resulted in assets and liabilities denominated in local currencies being translated into more U.S. dollars than at year-end 2008. The company uses financial hedging instruments to limit specific currency risks related to financing transactions and other foreign currency-based transactions. Further discussion of currency and hedging appears in note L, “Derivatives and Hedging Transactions,” on pages 92 through 96.

In 2009, the company’s revenue decreased 7.6 percent as reported and 5.3 percent adjusted for currency. In the first nine months of 2009, revenue decreased 10.6 percent as reported and 5.3 percent adjusted for currency. This currency impact reversed in the fourth quarter, as revenue increased 0.8 percent as reported and declined 5.5 percent adjusted for currency, driven from the company’s operations in currencies other than the U.S. dollar. The company maintains currency hedging programs for cash planning purposes which mitigate, but do not eliminate, the volatility of currency impacts on the company’s financial results. In addition to the translation of earnings, the impact of currency changes also may affect the company’s pricing and sourcing actions. For example, the company may procure components and supplies in multiple functional currencies and sell products and services in other currencies. The company believes that some of these currency-based changes in cost impact the price charged to clients. However, the company estimates that the effect of currency, before taking pricing or sourcing actions into account, and net of hedging activity, had no more than a $0.09 impact on earnings per share growth in 2009.

For non-U.S. subsidiaries and branches that operate in U.S. dollars or whose economic environment is highly inflationary, translation adjustments are reflected in results of operations. Generally, the company manages currency risk in these entities by linking prices and contracts to U.S. dollars.

The company is continuing to monitor the current economic conditions in Venezuela. In Venezuela, there is an official currency rate that is fixed by the government, and a parallel market of currency exchange that enables companies to obtain foreign currency, including dollars. The parallel rate is variable and may differ significantly from the official rate. Accounting guidance requires that the translation of a non-U.S. entity’s financial statements into the company’s consolidated financial statements be at the rate applicable to dividend remittances. Through the first 11 months of 2009, the company used the official rate for translation of its Venezuela financial statements as this was the rate applicable to prior dividend remittances. Due to the significant reduction of currency approvals by the Venezuela government, in December the company determined that the rate for translation should be changed to the parallel rate at December 31, 2009. This resulted in an immaterial charge to the income statement and a decrease of IBM stockholders’ equity of $93 million. Future results are not expected to be materially impacted as a result of translation at the parallel rate.

In addition, due to the fact that the blended CPI/NCPI three-year cumulative inflation rate in Venezuela has reached 100 percent, the country will be considered highly inflationary, consistent with accounting standards, effective January 1, 2010. The company’s operations in Venezuela are not significant (less than 1 percent of total 2008 and 2009 revenue), therefore, the company does not expect a material impact from the shift to highly inflationary. On January 8, 2010, a devaluation of the Venezuelan currency was announced. There will be a two-tiered official rate, for “essentials” and “non-essentials”. This is not expected to have a material impact to future operating results.

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

The company’s debt, in support of the Global Financing business and the geographic breadth of the company’s operations, contains an element of market risk from changes in interest and currency rates. The company manages this risk, in part, through the use of a variety of financial instruments including derivatives, as explained in note L, “Derivatives and Hedging Transactions,” on pages 92 through 96.

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

The discount rates used for the present value computations were selected based on market interest and foreign currency exchange rates in effect at December 31, 2009 and 2008. The differences in this comparison are the hypothetical gains or losses associated with each type of risk.

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

The results of the sensitivity analysis at December 31, 2009, and December 31, 2008, are as follows:

Interest Rate Risk

At December 31, 2009, a 10 percent decrease in the levels of interest rates with all other variables held constant would result in a decrease in the fair market value of the company’s financial instruments of $274 million as compared with a decrease of $353 million at December 31, 2008. A 10 percent increase in the levels of interest rates with all other variables held constant would result in an increase in the fair value of the company’s financial instruments of $251 million as compared to an increase of $327 million at December 31, 2008. Changes in the relative sensitivity of the fair value of the company’s financial instrument portfolio for these theoretical changes in the level of interest rates are primarily driven by changes in the company’s debt maturities, interest rate profile and amount.

Foreign Currency Exchange Rate Risk

At December 31, 2009, a 10 percent weaker U.S. dollar against foreign currencies, with all other variables held constant, would result in a decrease in the fair value of the company’s financial instruments of $609 million as compared with a decrease of $1,007 million at December 31, 2008. Conversely, a 10 percent stronger U.S. dollar against foreign currencies, with all other variables held constant, would result in an increase in the fair value of the company’s financial instruments of $609 million compared with an increase of $1,007 million at December 31, 2008.

Financing Risks

See the “Description of Business” on page 24 for a discussion of the financing risks associated with the Global Financing business and management’s actions to mitigate such risks.

Employees and Related Workforce

				Yr.-to-Yr. Change
For the year ended December 31:	2009	2008	2007	2009-08	2008-07
IBM/wholly owned subsidiaries	399,409	398,455	386,558	0.2%	3.1%
Less-than-wholly owned subsidiaries	11,421	11,642	11,769	(1.9)	(1.1)
Complementary	26,946	27,983	28,642	(3.7)	(2.3)

As a globally integrated enterprise, the company operates in over 170 countries and is continuing to shift its business to the higher value segments of enterprise computing. The company continually assesses its resource needs with the objective of balancing its workforce globally to improve the company’s global reach and competitiveness. In 2009, total employees at IBM and its wholly owned subsidiaries increased slightly compared to the prior year.

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

In 2009, as the global economy emerged from a challenging credit environment, the Global Financing business delivered strong financial results. The Global Financing business remained focused on its core competencies—providing IT financing to the company’s clients and business partners. For the year, Global Financing improved gross margin by 4.2 points and pre-tax income margin by 6.1 points, while total revenue declined 8.4 percent. Total pre-tax income of $1,730 million increased 7.0 percent compared to 2008.

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

Results of Operations

($ in millions)

For the year ended December 31:	2009	2008	2007
External revenue	$2,302	$2,559	$2,502
Internal revenue	1,774	1,892	1,482
Total revenue	4,076	4,451	3,984
Cost	1,555	1,887	1,819
Gross profit	$2,520	$2,564	$2,165
Gross profit margin	61.8%	57.6%	54.4%
Pre-tax income	$1,730	$1,617	$1,386
After-tax income*	$1,138	$1,049	$877
Return on equity*	34.4%	29.4%	26.1%

*       See page 61 for the details of the after-tax income and return on equity calculation.

The decrease in 2009 revenue, as compared to 2008, was primarily due to:

•                  A decline in external revenue of 10.0 percent (7 percent adjusted for currency), due to decreases in financing revenue (down 11.6 percent to $1,715 million) and in used equipment sales (down 5.2 percent to $588 million); and

•                  A decline in internal revenue of 6.3 percent driven by a decrease in financing revenue (down 22.0 percent to $580 million), partially offset by an increase in used equipment sales (up 3.9 percent to $1,194 million).

The decrease in external and internal financing revenue was due to lower average asset balances and lower asset yields.

Global Financing gross profit decreased 1.7 percent compared to 2008 due to the lower revenue. Gross margin increased 4.2 points due to higher margins on financing and used equipment sales.

The increase in 2008 revenue, as compared to 2007, was primarily due to:

•                  An increase in external revenue of 2.3 percent (flat adjusted for currency), due to growth in financing revenue (up 7.9 percent to $1,939 million), partially offset by a decrease in used equipment sales (down 12.0 percent to $620 million); and

•                  Growth in internal revenue of 27.7 percent primarily driven by an increase in used equipment sales (up 47.2 percent to $1,148 million) and an increase in financing revenue (up 6.0 percent to $744 million).

The increase in external and internal financing revenue was due to higher average asset balances and higher asset yields.

Global Financing gross profit increased 18.4 percent in 2008 versus 2007, with gross margin increasing 3.3 points. This was due to higher margins on financing and used equipment sales.

Global Financing pre-tax income increased 7.0 percent in 2009 versus 2008, following an increase of 16.7 percent in 2008 versus 2007. The increase in 2009 was primarily driven by decreases in financing receivables provisions of $86 million and other selling, general and administrative expenses of $67 million, partially offset by the decrease in gross profit of $44 million. The increase in 2008 was driven by the increase in gross profit of $399 million, partially offset by an increase in financing receivables provisions of $159 million. The decrease in financing receivables provisions in 2009 was primarily due to lower specific reserve requirements. Overall allowance for doubtful accounts coverage rate is 2.1 percent, an increase of 0.1 points versus 2008.

The increase in return on equity from 2008 to 2009 was driven by higher after-tax income and a lower average equity balance, while the increase from 2007 to 2008 was primarily due to higher after-tax income.

Financial Condition

Balance Sheet

($ in millions)

At December 31:	2009	2008
Cash and cash equivalents	$1,285	$1,269
Net investment in sales-type and direct financing leases	9,482	10,203
Equipment under operating leases:
External clients(a)	1,863	2,139
Internal clients(b)(c)	994	1,709
Client loans	10,413	10,615
Total client financing assets	22,752	24,667
Commercial financing receivables	5,662	5,875
Intercompany financing receivables(b)(c)	3,660	2,957
Other receivables	370	396
Other assets	877	956
Total assets	$34,605	$36,119
Intercompany payables(b)	$5,879	$5,391
Debt(d)	22,383	24,360
Other liabilities	3,174	2,875
Total liabilities	31,435	32,626
Total equity	3,170	3,493
Total liabilities and equity	$34,605	$36,119

(a)         Includes intercompany mark-up, priced on an arms-length basis, on products purchased from the company’s product divisions, which is eliminated in IBM’s consolidated results.

(b)         Entire amount eliminated for purposes of IBM’s consolidated results and therefore does not appear on page 65.

(c)          These assets, along with all other financing assets in this table, are leveraged at the value in the table using Global Financing debt.

(d)         Global Financing debt is comprised of intercompany loans and external debt. A portion of Global Financing debt is in support of the company’s internal business, or related to intercompany mark-up embedded in the Global Financing assets. See table on page 60.

Sources and Uses of Funds

The primary use of funds in Global Financing is to originate client and commercial financing assets. Client financing assets for end users consist primarily of IBM systems, software and services, but also include non-IBM equipment, software and services to meet IBM clients’ total solutions requirements. Client financing assets are primarily sales-type, direct financing and operating leases for systems products, as well as loans for systems, software and services with terms generally from two to seven years. Global Financing’s client loans are primarily for software and services and are unsecured. These loans are subjected to additional credit analysis to evaluate the associated risk and, when deemed necessary, actions are taken to mitigate risks in the loan agreements which include covenants to protect against credit deterioration during the life of the obligation. Client financing also includes internal activity as described on page 24.

Commercial financing receivables arise primarily from inventory and accounts receivable financing for dealers and remarketers of IBM and non-IBM products. Payment terms for inventory financing and accounts receivable financing generally range from 30 to 90 days. These short-term receivables are primarily unsecured and are also subjected to additional credit analysis in order to evaluate the associated risk.

At December 31, 2009, approximately 98 percent of Global Financing’s external financing assets are in the segment’s core competency of technology equipment and solutions financing, and approximately 59 percent of the external portfolio is with investment grade clients with no direct exposure to consumers or mortgage assets.

Originations

The following are total external and internal financing originations.

($ in millions)

For the year ended December 31:	2009	2008	2007
Client financing:
External	$11,760	$14,790	$14,171
Internal	755	1,039	1,040
Commercial financing	27,126	32,078	30,541
Total	$39,641	$47,907	$45,752

Cash collections exceeded new financing originations for both client and commercial financing in 2009 which resulted in a net decline in financing assets from December 31, 2008. The decrease in originations in 2009 from 2008 was primarily due to lower demand for IT equipment associated with the economic environment. The increase in originations in 2008 versus 2007 was due to improving external volumes in both client and commercial financing.

Cash generated by Global Financing in 2009 was primarily deployed to pay the intercompany payables and dividends to IBM.

Global Financing Receivables and Allowances

The following table presents external financing receivables excluding residual values and the allowance for doubtful accounts.

($ in millions)

At December 31:	2009	2008
Gross financing receivables	$25,508	$26,599
Specific allowance for doubtful accounts	416	386
Unallocated allowance for doubtful accounts	120	144
Total allowance for doubtful accounts	536	530
Net financing receivables	$24,972	$26,069
Allowance for doubtful accounts coverage	2.1%	2.0%

Roll Forward of Financing Receivables Allowance for Doubtful Accounts

($ in millions)

Jan. 1, 2009	Allowance Used*	Additions/ (Reductions)	Other**	Dec. 31, 2009
$530	$(153)	$143	$16	$536

*                 Represents reserved receivables, net of recoveries, that were disposed of during the period.

**          Primarily represents translation adjustments.

The percentage of global financing receivables reserved increased from 2.0 percent at December 31, 2008 to 2.1 percent at December 31, 2009 primarily due to the decline in the gross financing receivables balance from December 31, 2008. Specific reserves increased 7.8 percent from $386 million at December 31, 2008 to $416 million at December 31, 2009. Unallocated reserves decreased 16.6 percent from $144 million at December 31, 2008, to $120 million at December 31, 2009. Global Financing’s bad debt expense was an increase of $143 million for 2009, compared to an increase of $229 million for 2008. The year-to-year decrease was primarily attributed to the decline of required specific reserve additions.

Residual Value

Residual value is a risk unique to the financing business and management of this risk is dependent upon the ability to accurately project future equipment values at lease inception. Global Financing has insight into product plans and cycles for the IBM products under lease. Based upon this product information, Global Financing continually monitors projections of future equipment values and compares them with the residual values reflected in the portfolio. See note A, “Significant Accounting Policies,” on page 79 for the company’s accounting policy for residual values.

Global Financing optimizes the recovery of residual values by selling assets sourced from end of lease, leasing used equipment to new clients, or extending lease arrangements with current clients. Sales of equipment, which are primarily sourced from equipment returned at the end of a lease, represented 43.7 percent of Global Financing’s revenue in 2009 and 39.7 percent in 2008. The percentage increase was driven primarily by the decrease in financing revenue. The gross margin on these sales was 51.3 percent and 50.0 percent in 2009 and 2008, respectively. The increase is primarily driven by a shift in mix toward higher margin internal used equipment sales.

The table on page 60 presents the recorded amount of unguaranteed residual value for sales-type, direct financing and operating leases at December 31, 2008 and 2009. In addition, the table presents the residual value as a percentage of the related original amount financed and a run out of when the unguaranteed residual value assigned to equipment on leases at December 31, 2009 is expected to be returned to the company. In addition to the unguaranteed residual value, on a limited basis, Global Financing will obtain guarantees of the future value of the equipment to be returned at end of lease. These third-party guarantees are included in minimum lease payments as provided for by accounting standards in the determination of lease classifications for the covered equipment and provide protection against risk of loss arising from declines in equipment values for these assets. The residual value guarantee increases the minimum lease payments that are utilized in determining the classification of a lease as a sales-type lease or operating lease. The aggregate asset values associated with the guarantees were $569 million and $1,083 million for the financing transactions originated during the years ended December 31, 2009 and 2008, respectively. In 2009, the residual value guarantee program resulted in the company recognizing approximately $400 million of revenue that would otherwise have been recognized in future periods as operating lease revenue. If the company had chosen to not participate in a residual value program in 2009 and prior years, the 2009 impact would be substantially mitigated by the effect of prior year asset values being recognized as operating lease revenue in the current year. The associated aggregate guaranteed future values at the scheduled end of lease were $30 million and $56 million for the financing transactions originated during 2009 and 2008, respectively. The cost of guarantees was $4 million for the year ended December 31, 2009 and $7 million for the year ended December 31, 2008.

Unguaranteed Residual Value

($ in millions)

	Total		Estimated Run Out of 2009 Balance
	2008	2009	2010	2011	2012	2013 and Beyond
Sales-type and direct financing leases	$916	$849	$203	$271	$271	$104
Operating leases	378	351	166	112	62	11
Total unguaranteed residual value	$1,294	$1,200	$369	$383	$333	$115
Related original amount financed	$21,000	$20,687
Percentage	6.2%	5.8%

Debt

At December 31:	2009	2008
Debt-to-equity ratio	7.1x	7.0x

The company funds Global Financing through borrowings using a debt-to-equity ratio target of approximately 7 to 1. The debt used to fund Global Financing assets is composed of intercompany loans and external debt. The terms of the intercompany loans are set by the company to substantially match the term and currency underlying the financing receivable and are based on arm’s-length pricing. Both assets and debt are presented in the Global Financing Balance sheet on page 58.

The Global Financing business provides funding predominantly for the company’s external clients but also provides intercompany financing for the company. Since the company measures Global Financing as if it were a standalone entity, interest expense relating to debt supporting Global Financing’s external client and internal business is included in the “Global Financing Results of Operations” on page 57 and in note V, “Segment Information,” on pages 122 to 126.

In the company’s Consolidated Statement of Earnings on page 64, however, the external debt-related interest expense supporting Global Financing’s internal financing to the company is reclassified from cost of financing to interest expense.

The following table provides additional information on total company debt. In this table, intercompany activity includes internal loans and leases at arm’s-length pricing in support of Global Services’ long-term contracts and other internal activity. The company believes these assets should be appropriately leveraged in line with the overall Global Financing business model.

($ in millions)

	December 31, 2009		December 31, 2008
Global Financing Segment:		$22,383		$24,360
Debt to support external clients	$19,091		$20,892
Debt to support internal clients	3,292		3,468
Non-Global Financing Segments:		3,717		9,566
Debt supporting operations	7,008		13,034
Intercompany activity	(3,292)		(3,468)
Total company debt		$26,099		$33,926

Liquidity and Capital Resources

Global Financing is a segment of the company and therefore, is supported by the company’s overall liquidity position and access to capital markets. Cash generated by Global Financing was primarily deployed to pay intercompany payables and dividends to the company in order to maintain an appropriate debt-to-equity ratio.

Return on Equity

($ in millions)

At December 31:	2009	2008
Numerator:
Global Financing after-tax income(a)*	$1,138	$1,049
Denominator:
Average Global Financing equity(b)**	$3,312	$3,572
Global Financing return on equity(a)/(b)	34.4%	29.4%

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

IBM continues to access both the short-term commercial paper market and the medium- and long-term debt markets. A protracted period where IBM could not access the capital markets would likely lead to a slowdown in originations.

Interest rates and the overall economy (including currency fluctuations) will have an effect on both revenue and gross profit. The company’s interest rate risk management policy, however, combined with the Global Financing pricing strategy should mitigate gross margin erosion due to changes in interest rates.

The economy could impact the credit quality of the Global Financing receivables portfolio and therefore the level of provision for bad debts. Global Financing will continue to apply rigorous credit policies in both the origination of new business and the evaluation of the existing portfolio.

As discussed on page 59, Global Financing has historically been able to manage residual value risk both through insight into the company’s product cycles, as well as through its remarketing business.

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

Management conducted an evaluation of the effectiveness of internal control over financial reporting based on the framework in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this evaluation, management concluded that the company’s internal control over financial reporting was effective as of December 31, 2009.

Samuel J. Palmisano
Chairman of the Board,
President and Chief Executive Officer
February 23, 2010

Mark Loughridge
Senior Vice President,
Chief Financial Officer
February 23, 2010

Report of Independent Registered Public Accounting Firm

INTERNATIONAL BUSINESS MACHINES CORPORATION AND SUBSIDIARY COMPANIES

To the Stockholders and Board of Directors of International Business Machines Corporation:

In our opinion, the accompanying Consolidated Financial Statements appearing on pages 64 through 126 present fairly, in all material respects, the financial position of International Business Machines Corporation and its subsidiaries at December 31, 2009 and 2008 and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2009 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2009, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).The Company’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting appearing on page 62. Our responsibility is to express opinions on these financial statements and on the Company’s internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

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

PricewaterhouseCoopers LLP
New York, New York
February 23, 2010

Consolidated Statement of Earnings

INTERNATIONAL BUSINESS MACHINES CORPORATION AND SUBSIDIARY COMPANIES

($ in millions except per share amounts)

For the year ended December 31:	Notes	2009	2008		2007
Revenue:
Services		$55,128	$58,892		$54,057
Sales		38,300	42,156		42,202
Financing		2,331	2,582		2,526
Total revenue		95,758	103,630		98,786
Cost:
Services		37,146	40,937		39,160
Sales		13,606	15,776		16,552
Financing		1,220	1,256		1,345
Total cost		51,973	57,969		57,057
Gross profit		43,785	45,661		41,729
Expense and other income:
Selling, general and administrative		20,952	23,386		22,060
Research, development and engineering	Q	5,820	6,337		6,153
Intellectual property and custom development income		(1,177)	(1,153)		(958)
Other (income) and expense		(351)	(298)		(626)
Interest expense	K&L	402	673		611
Total expense and other income		25,647	28,945		27,240
Income from continuing operations before income taxes		18,138	16,715		14,489
Provision for income taxes	P	4,713	4,381		4,071
Income from continuing operations		13,425	12,334		10,418
Discontinued operations:
Income/(loss) from discontinued operations, net of tax		—	—		(00)
Net income		$13,425	$12,334		$10,418
Earnings/(loss) per share of common stock:
Assuming dilution:
Continuing operations	R	$10.01	$8.89	*	$7.15	*
Discontinued operations	R	—	—		(0.00)
Total	R	$10.01	$8.89	*	$7.15	*
Basic:
Continuing operations	R	$10.12	$9.02	*	$7.27	*
Discontinued operations	R	—	—		(0.00)
Total	R	$10.12	$9.02	*	$7.27	*
Weighted-average number of common shares outstanding:
Assuming dilution		1,341,352,754	1,387,797,198	*	1,456,880,751	*
Basic		1,327,157,410	1,369,367,069	*	1,433,935,221	*

*                 Reflects the adoption of the Financial Accounting Standards Board (FASB) guidance in determining whether instruments granted in share-based payment transactions are participating securities. See note B, “Accounting Changes,” on pages 79 to 82 for additional information.

The accompanying notes on pages 70 through 126 are an integral part of the financial statements.

Consolidated Statement of Financial Position

INTERNATIONAL BUSINESS MACHINES CORPORATION AND SUBSIDIARY COMPANIES

($ in millions except per share amounts)

At December 31:	Notes	2009	2008
Assets
Current assets:
Cash and cash equivalents		$12,183	$12,741
Marketable securities	E	1,791	166
Notes and accounts receivable — trade (net of allowances of $217 in 2009 and $226 in 2008)		10,736	10,906
Short-term financing receivables (net of allowances of $438 in 2009 and $351 in 2008)	G	14,914	15,477
Other accounts receivable (net of allowances of $15 in 2009 and $55 in 2008)		1,143	1,172
Inventories	F	2,494	2,701
Deferred taxes	P	1,730	1,542
Prepaid expenses and other current assets		3,946	4,299
Total current assets		48,935	49,004
Plant, rental machines and other property	H	39,596	38,445
Less: Accumulated depreciation	H	25,431	24,140
Plant, rental machines and other property — net	H	14,165	14,305
Long-term financing receivables (net of allowances of $97 in 2009 and $179 in 2008)	G	10,644	11,183
Prepaid pension assets	U	3,001	1,601
Deferred taxes	P	4,195	7,270
Goodwill	J	20,190	18,226
Intangible assets — net	J	2,513	2,878
Investments and sundry assets	I	5,379	5,058
Total assets		$109,022	$109,524

Liabilities and equity
Current liabilities:
Taxes	P	$3,826	$2,743
Short-term debt	K&L	4,168	11,236
Accounts payable		7,436	7,014
Compensation and benefits		4,505	4,623
Deferred income		10,845	10,239
Other accrued expenses and liabilities		5,223	6,580
Total current liabilities		36,002	42,435
Long-term debt	K&L	21,932	22,689
Retirement and nonpension postretirement benefit obligations	U	15,953	19,452
Deferred income		3,562	3,171
Other liabilities	M	8,819	8,192	*
Total liabilities		86,267	95,939	*
Contingencies and Commitments	O
Equity:	N
IBM Stockholders’ equity:
Common stock, par value $.20 per share and additional paid-in capital		41,810	39,129
Shares authorized: 4,687,500,000
Shares issued (2009 — 2,127,016,668; 2008 — 2,096,981,860)
Retained earnings		80,900	70,353
Treasury stock, at cost (shares: 2009 — 821,679,245; 2008 — 757,885,937)		(81,243)	(74,171)
Accumulated other comprehensive income/(loss)		(18,830)	(21,845)
Total IBM stockholders’ equity		22,637	13,465	*
Noncontrolling interests*		118	119	*
Total equity		22,755	13,584	*
Total liabilities and equity		$109,022	$109,524

*                 Reflects the adoption of the FASB guidance on noncontrolling interests in consolidated financial statements. See note B, “Accounting Changes,” on pages 79 to 82 for additional information.

The accompanying notes on pages 70 through 126 are an integral part of the financial statements.

Consolidated Statement of Cash Flows

INTERNATIONAL BUSINESS MACHINES CORPORATION AND SUBSIDIARY COMPANIES

($ in millions)

For the year ended December 31:	2009	2008	2007
Cash flow from operating activities from continuing operations:
Net income	$13,425	$12,334	$10,418
(Income)/loss from discontinued operations	—	—	00
Adjustments to reconcile income from continuing operations to cash provided by operating activities:
Depreciation	3,773	4,140	4,038
Amortization of intangibles	1,221	1,310	1,163
Stock-based compensation	558	659	713
Deferred taxes	1,773	1,900	740
Net gain on asset sales and other	(395)	(338)	(89)
Change in operating assets and liabilities, net of acquisitions/divestitures:
Receivables (including financing receivables)	2,131	274	(1,408)
Retirement related	(2,465)	(1,773)	(228)
Inventories	263	(102)	182
Other assets/other liabilities	319	1,268	706
Accounts payable	170	(860)	(142)
Net cash provided by operating activities from continuing operations	20,773	18,812	16,094
Cash flow from investing activities from continuing operations:
Payments for plant, rental machines and other property	(3,447)	(4,171)	(4,630)
Proceeds from disposition of plant, rental machines and other property	330	350	537
Investment in software	(630)	(716)	(875)
Purchases of marketable securities and other investments	(5,604)	(4,590)	(24,117)
Proceeds from disposition of marketable securities and other investments	3,599	6,100	24,984
Non-operating finance receivables–net	(184)	(16)	125
Divestiture of businesses, net of cash transferred	400	71	310
Acquisition of businesses, net of cash acquired	(1,194)	(6,313)	(1,009)
Net cash used in investing activities from continuing operations	(6,729)	(9,285)	(4,675)
Cash flow from financing activities from continuing operations:
Proceeds from new debt	6,683	13,829	21,744
Payments to settle debt	(13,495)	(10,248)	(11,306)
Short-term (repayments)/borrowings less than 90 days–net	(651)	(6,025)	1,674
Common stock repurchases	(7,429)	(10,578)	(18,828)
Common stock transactions–other	3,052	3,774	4,123
Cash dividends paid	(2,860)	(2,585)	(2,147)
Net cash used in financing activities from continuing operations	(14,700)	(11,834)	(4,740)
Effect of exchange rate changes on cash and cash equivalents	98	58	294
Net cash used in discontinued operations from: operating activities	—	—	(5)
Net change in cash and cash equivalents	(558)	(2,250)	6,969
Cash and cash equivalents at January 1	12,741	14,991	8,022
Cash and cash equivalents at December 31	$12,183	$12,741	$14,991
Supplemental data:
Income taxes paid–net of refunds received	$1,567	$2,111	$2,608
Interest paid on debt	$1,240	$1,460	$1,485
Capital lease obligations	$15	$41	$57

The accompanying notes on pages 70 through 126 are an integral part of the financial statements.

Consolidated Statement of Changes in Equity

INTERNATIONAL BUSINESS MACHINES CORPORATION AND SUBSIDIARY COMPANIES

($ in millions)

	Common			Accumulated
	Stock and			Other
	Additional			Comprehensive	Total IBM	Non-
	Paid-in	Retained	Treasury	Income/	Stockholders’	controlling	Total
	Capital	Earnings	Stock	(Loss)	Equity*	Interests*	Equity*
2007**
Equity, January 1, 2007	$31,271	$52,432	$(46,296)	$(8,901)	$28,506	$129	$28,635
Cumulative effect of change in accounting Principle +		117			117		117
Net income plus other comprehensive Income/(loss):
Net income		10,418			$10,418		$10,418
Other comprehensive income/(loss), net of tax:
Net unrealized gains/(losses) on cash flow hedge derivatives (net of tax benefit of $32)				(123)	(123)		(123)
Foreign currency translation adjustments (net of tax benefit of $553++)				726	726		726
Retirement-related benefit plans:
Prior service costs/(credits) (net of tax expense of $31)				44	44		44
Net gains/(losses) (net of tax expense of $1,913)				3,611	3,611		3,611
Amortization of prior service costs/(credits) (net of tax benefit of $50)				(85)	(85)		(85)
Amortization of net gains/(losses) (net of tax expense of $654)				1,110	1,110		1,110
Amortization of transition assets (net of tax benefit of $1)				(2)	(2)		(2)
Net unrealized gains/(losses) on marketable securities (net of tax expense of $132)				206	206		206
Total other comprehensive income/(loss)					5,487		5,487
Subtotal: net income plus other comprehensive income/(loss)					$15,905		$15,905
Cash dividends declared–common stock		(2,147)			(2,147)		(2,147)
Common stock issued under employee plans (49,137,038 shares)	4,332				4,332		4,332
Purchases (1,282,131 shares) and sales (9,282,055 shares) of treasury stock under employee plans–net		(179)	729		550		550
Other treasury shares purchased, not retired (178,385,436 shares)	(405)		(18,378)		(18,783)		(18,783)
Changes in other equity	(10)				(10)		(10)
Changes in noncontrolling interests						16	16
Equity, December 31, 2007	$35,188	$60,640	$(63,945)	$(3,414)	$28,470	$145	$28,615

*                      Reflects the adoption of the FASB guidance on noncontrolling interests in consolidated financial statements. See note B, “Accounting Changes,” on pages 79 to 82 for additional information.

**               Reclassified to conform with 2009 presentation.

+       Reflects the adoption of the FASB guidance for uncertain tax positions. See note B, “Accounting Changes,” on pages 79 to 82 for additional information.

++     Foreign currency translation adjustments are presented gross except for any associated hedges which are presented net of tax.

The accompanying notes on pages 70 through 126 are an integral part of the financial statements.

Consolidated Statement of Changes in Equity

INTERNATIONAL BUSINESS MACHINES CORPORATION AND SUBSIDIARY COMPANIES

($ in millions)

	Common			Accumulated
	Stock and			Other
	Additional			Comprehensive	Total IBM	Non-
	Paid-in	Retained	Treasury	Income/	Stockholders’	controlling	Total
	Capital	Earnings	Stock	(Loss)	Equity*	Interests*	Equity*
2008**
Equity, January 1, 2008	$35,188	$60,640	$(63,945)	$(3,414)	$28,470	$145	$28,615
Net income plus other comprehensive income/(loss):
Net income		12,334			$12,334		$12,334
Other comprehensive income/(loss), net of tax:
Net unrealized gains/(losses) on cash flow hedge derivatives (net of tax expense of $79)				301	301		301
Foreign currency translation adjustments (net of tax benefit of $153+)				(3,552)	(3,552)		(3,552)
Retirement-related benefit plans:
Prior service (credits)/costs (net of tax benefit of $86)				(136)	(136)		(136)
Net (losses)/gains (net of tax benefit of $8,436)				(15,245)	(15,245)		(15,245)
Curtailments and settlements (net of tax expense of $9)				16	16		16
Amortization of prior service (credits)/costs (net of tax benefit of $73)				(132)	(132)		(132)
Amortization of net gains/(losses) (net of tax expense of $358)				640	640		640
Net unrealized gains/(losses) on marketable securities (net of tax benefit of $207)				(324)	(324)		(324)
Total other comprehensive income/(loss)					(18,431)		(18,431)
Subtotal: Net income plus other comprehensive income/(loss)					$(6,097)		$(6,097)
Cash dividends declared–common stock		(2,585)			(2,585)		(2,585)
Common stock issued under employee plans (39,374,439 shares)	3,919				3,919		3,919
Purchases (1,505,107 shares) and sales (5,882,800 shares) of treasury stock under employee plans–net		(36)	391		355		355
Other treasury shares purchased, not retired (89,890,347 shares)	54		(10,618)		(10,563)		(10,563)
Changes in other equity	(33)				(33)		(33)
Changes in noncontrolling interests						(26)	(26)
Equity, December 31, 2008	$39,129	$70,353	$(74,171)	$(21,845)	$13,465	$119	$13,584

*                      Reflects the adoption of the FASB guidance on noncontrolling interests in consolidated financial statements. See note B, “Accounting Changes,” on pages 79 to 82 for additional information.

**               Reclassified to conform with 2009 presentation.

+                      Foreign currency translation adjustments are presented gross except for associated hedges which are presented net of tax.

The accompanying notes on pages 70 through 126 are an integral part of the financial statements.

Consolidated Statement of Changes in Equity

INTERNATIONAL BUSINESS MACHINES CORPORATION AND SUBSIDIARY COMPANIES

($ in millions)

	Common			Accumulated
	Stock and			Other
	Additional			Comprehensive	Total IBM	Non-
	Paid-in	Retained	Treasury	Income/	Stockholders’	controlling	Total
	Capital	Earnings	Stock	(Loss)	Equity*	Interests*	Equity*
2009
Equity, January 1, 2009	$39,129	$70,353	$(74,171)	$(21,845)	$13,465	$119	$13,584
Net income plus other comprehensive income/(loss):
Net income		13,425			$13,425		$13,425
Other comprehensive income/(loss), net of tax:
Net unrealized gains/(losses) on cash flow hedge derivatives (net of tax benefit of $256)				(556)	(556)		(556)
Foreign currency translation adjustments (net of tax benefit of $57**)				1,732	1,732		1,732
Retirement-related benefit plans:
Prior service costs/(credits) (net of tax expense of $146)				229	229		229
Net (losses)/gains (net of tax expense of $439)				994	994		994
Curtailments and settlements (net of tax benefit of $33)				(93)	(93)		(93)
Amortization of prior service (credits)/costs (net of tax benefit of $55)				(107)	(107)		(107)
Amortization of net gains/(losses) (net of tax expense of $402)				704	704		704
Net unrealized gains/(losses) on marketable securities (net of tax expense of $71)				111	111		111
Total other comprehensive income/(loss)					3,015		3,015
Subtotal: net income plus other comprehensive income/(loss)					$16,440		$16,440
Cash dividends declared–common stock		(2,860)			(2,860)		(2,860)
Common stock issued under employee plans (30,034,808 shares)	3,011				3,011		3,011
Purchases (1,550,846 shares) and sales (6,408,265 shares) of treasury stock under employee plans–net		(19)	462		443		443
Other treasury shares purchased, not retired (68,650,727 shares)			(7,534)		(7,534)		(7,534)
Changes in other equity	(330)				(330)		(330)
Changes in noncontrolling interests						(1)	(1)
Equity, December 31, 2009	$41,810	$80,900	$(81,243)	$(18,830)	$22,637	$118	$22,755

*                      Reflects the adoption of the FASB guidance on noncontrolling interests in consolidated financial statements. See note B, “Accounting Changes,” on pages 79 to 82 for additional information.

**               Foreign currency translation adjustments are presented gross except for any associated hedges which are presented net of tax.

The accompanying notes on pages 70 through 126 are an integral part of the financial statements.

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

On December 31, 2002, the company sold its hard disk drive (HDD) business to Hitachi, Ltd. (Hitachi). The HDD business was accounted for as a discontinued operation and therefore, the HDD results of operations and cash flows have been removed from the company’s results of continuing operations and cash flows for 2007. There was no activity in 2008 or 2009.

The company evaluated subsequent events through February 23, 2010, which is the date the financial statements were issued.

Within the financial tables presented, certain columns and rows may not add due to the use of rounded numbers for disclosure purposes. Percentages presented are calculated from the underlying whole-dollar amounts. Certain prior year amounts have been reclassified to conform to the current year presentation. This is annotated where applicable.

Principles of Consolidation

The Consolidated Financial Statements include the accounts of IBM and its controlled subsidiaries, which are generally majority owned. The accounts of variable interest entities (VIEs) are included in the Consolidated Financial Statements, if required. Investments in business entities in which the company does not have control, but has the ability to exercise significant influence over operating and financial policies, are accounted for using the equity method and the company’s proportionate share of income or loss is recorded in other (income) and expense. The accounting policy for other investments in equity securities is described on page 78 within “Marketable Securities.” Equity investments in non-publicly traded entities are primarily accounted for using the cost method. All intercompany transactions and accounts have been eliminated in consolidation.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts of assets, liabilities, revenue, costs, expenses and other comprehensive income/(loss) that are reported in the Consolidated Financial Statements and accompanying disclosures. These estimates are based on management’s best knowledge of current events, historical experience, actions that the company may undertake in the future and on various other assumptions that are believed to be reasonable under the circumstances. As a result, actual results may be different from these estimates. See pages 52 to 54 for a discussion of the company’s critical accounting estimates.

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

Multiple-Element Arrangements

The company enters into multiple-element revenue arrangements, which may include any combination of services, software, hardware and/or financing. To the extent that a deliverable in a multiple-element arrangement is subject to specific guidance, such as, leased hardware which is subject to specific leasing guidance or software which is subject to specific software revenue recognition guidance (see “Software” on page 72) on whether and/or how to separate multiple deliverable arrangements into separate units of accounting (separability) and how to allocate the arrangement consideration among those separate units of accounting (allocation), that deliverable is accounted for in accordance with such specific guidance. For all other deliverables in multiple-element arrangements, the guidance below is applied to determine separability and allocation. A multiple-element arrangement is separated into more than one unit of accounting if all of the following criteria are met:

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

Revenue from fixed-price design and build contracts is recognized under the percentage-of-completion (POC) method. Under the POC method, revenue is recognized based on the labor costs incurred to date as a percentage of the total estimated labor costs to fulfill the contract. If circumstances arise that change the original estimates of revenues, costs, or extent of progress toward completion, revisions to the estimates are made. These revisions may result in increases or decreases in estimated revenues or costs, and such revisions are reflected in income in the period in which the circumstances that gave rise to the revision become known by management.

The company performs ongoing profitability analyses of its services contracts accounted for under the POC method in order to determine whether the latest estimates of revenue, costs and profits require updating. If at any time these estimates indicate that the contract will be unprofitable, the entire estimated loss for the remainder of the contract is recorded immediately. For non-POC method service contracts, losses are recorded as incurred.

In some services contracts, the company bills the client prior to recognizing revenue from performing the services. Deferred income of $7,066 million and $6,403 million at December 31, 2009 and 2008, respectively, is included in the Consolidated Statement of Financial Position. The year-to-year increase was driven by growth in the Global Services business and the impacts of currency. In other services contracts, the company performs the services prior to billing the client. Unbilled accounts receivable of $2,020 million and $2,090 million at December 31, 2009 and 2008, respectively, are included in notes and accounts receivable-trade in the Consolidated Statement of Financial Position.

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

Software

Revenue from perpetual (one-time charge) license software is recognized at the inception of the license term if all revenue recognition criteria have been met. Revenue from term (recurring license charge) license software is recognized on a subscription basis over the period that the client is entitled to use the license. Revenue from subscription and support, which includes unspecified upgrades on a when-and-if-available basis and technical support, is recognized on a straight-line basis over the period such items are delivered. In multiple-element revenue arrangements that include software that is more than incidental to the products or services as a whole (software multiple-element arrangements), software and software-related elements are accounted for in accordance with guidance on software revenue recognition. Software-related elements include software products and services, as well as any non-software deliverable for which a software deliverable is essential to its functionality.

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

Services Costs

Recurring operating costs for services contracts, including costs related to bid and proposal activities, are recognized as incurred. For fixed-price design and build contracts, the costs of external hardware and software accounted for under the POC method are deferred and recognized based on the labor costs incurred to date, as a percentage of the total estimated labor costs to fulfill the contract. Certain eligible, nonrecurring costs incurred in the initial phases of outsourcing contracts are deferred and subsequently amortized. These costs consist of transition and setup costs related to the installation of systems and processes and are amortized on a straight-line basis over the expected period of benefit, not to exceed the term of the contract. Additionally, fixed assets associated with outsourcing contracts are capitalized and depreciated on a straight-line basis over the expected useful life of the asset. If an asset is contract specific, then the depreciation period is the shorter of the useful life of the asset or the contract term. Amounts paid to clients in excess of the fair value of acquired assets used in outsourcing arrangements are deferred and amortized on a straight-line basis as a reduction of revenue over the expected period of benefit not to exceed the term of the contract. The company performs periodic reviews to assess the recoverability of deferred contract transition and setup costs. This review is done by comparing the estimated minimum remaining undiscounted cash flows of a contract to the unamortized contract costs. If such minimum undiscounted cash flows are not sufficient to recover the unamortized costs, a loss is recognized.

Deferred services transition and setup costs were $2,432 million and $2,023 million at December 31, 2009 and December 31, 2008, respectively. The primary driver of the increase was the continued growth of the Global Services business. Amortization expense of deferred services transition and setup costs is estimated at December 31, 2009 to be $689 million in 2010, $562 million in 2011, $464 million in 2012, $430 million in 2013 and $287 million thereafter.

Deferred amounts paid to clients in excess of the fair value of acquired assets used in outsourcing arrangements were $72 million and $119 million at December 31, 2009 and December 31, 2008, respectively. Amortization of deferred amounts paid to

Notes to Consolidated Financial Statements

INTERNATIONAL BUSINESS MACHINES CORPORATION AND SUBSIDIARY COMPANIES

clients in excess of the fair value of acquired assets is recorded as an offset of revenue and is estimated at December 31, 2009 to be $39 million in 2010, $23 million in 2011, $7 million in 2012, $2 million in 2013 and $1 million thereafter.

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

The company capitalizes certain costs that are incurred to purchase or to create and implement internal-use computer software, which includes software coding, installation, testing and certain data conversions. These capitalized costs are amortized on a straight-line basis over two years and are recorded in selling, general and administrative expense. See note J, “Intangible Assets Including Goodwill,” on pages 89 to 90.

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

Changes in the company’s deferred income for extended warranty contracts and warranty liability for standard warranties, which are included in other accrued expenses and liabilities and other liabilities on the Consolidated Statement of Financial Position, are presented in the following tables:

Standard Warranty Liability

($ in millions)

	2009	2008
Balance at January 1	$358	$412
Current period accruals	374	390
Accrual adjustments to reflect actual experience	(11)	16
Charges incurred	(406)	(460)
Balance at December 31	$316	$358

Extended Warranty Liability

($ in millions)

	2009	2008
Aggregate deferred revenue at January 1	$589	$409
Revenue deferred for new extended warranty contracts	283	335
Amortization of deferred revenue	(226)	(134)
Other*	18	(21)
Balance at December 31	$665	$589
Current portion	$310	$234
Noncurrent portion	355	355
Balance at December 31	$665	$589

*  Other consists primarily of foreign currency translation adjustments.

Shipping and Handling

Costs related to shipping and handling are recognized as incurred and included in cost in the Consolidated Statement of Earnings.

Expense and Other Income

Selling, General and Administrative

Selling, general and administrative (SG&A) expense is charged to income as incurred. Expenses of promoting and selling products and services are classified as selling expense and include such items as compensation, advertising, sales commissions and travel. General and administrative expense includes such items as compensation, office supplies, non-income taxes, insurance and office rental. In addition, general and administrative expense includes other operating items such as a provision for doubtful accounts, workforce accruals for contractually obligated payments to employees terminated in the ongoing course of business, acquisition costs related to business combinations, amortization of certain intangible assets and environmental remediation costs.

Notes to Consolidated Financial Statements

INTERNATIONAL BUSINESS MACHINES CORPORATION AND SUBSIDIARY COMPANIES

Advertising and Promotional Expense

The company expenses advertising and promotional costs when incurred. Cooperative advertising reimbursements from vendors are recorded net of advertising and promotional expense in the period the related advertising and promotional expense is incurred. Advertising and promotional expense, which includes media, agency and promotional expense, was $1,252 million, $1,259 million and $1,242 million in 2009, 2008 and 2007, respectively, and is recorded in SG&A expense in the Consolidated Statement of Earnings.

Research, Development and Engineering

Research, development and engineering (RD&E) costs are expensed as incurred. Software costs that are incurred to produce the finished product after technological feasibility has been established are capitalized as an intangible asset. See “Software Costs” on page 73.

Intellectual Property and Custom Development Income

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

Business Combinations and Intangible Assets Including Goodwill

The company accounts for business combinations using the acquisition method and accordingly, the identifiable assets acquired, the liabilities assumed, and any noncontrolling interest in the acquiree are recorded at their acquisition date fair values. Goodwill represents the excess of the purchase price over the fair value of net assets, including the amount assigned to identifiable intangible assets. The primary drivers that generate goodwill are the value of synergies between the acquired entities and the company and the acquired assembled workforce, neither of which qualifies as an identifiable intangible asset. Identifiable intangible assets with finite lives are amortized over their useful lives. Amortization of completed technology is recorded in cost and amortization of all other intangible assets is recorded in selling, general and administrative expense. See note C, “Acquisitions/Divestitures,” on pages 82 to 86 and note J, “Intangible Assets Including Goodwill,” on pages 89 to 90, for additional information. Acquisition-related costs, including advisory, legal, accounting, valuation and other costs, are expensed in the periods in which the costs are incurred. The results of operations of acquired businesses are included in the consolidated financial statements from the acquisition date.

Impairment

Long-lived assets, other than goodwill, are tested for impairment based on undiscounted cash flows and, if impaired, written down to fair value based on either discounted cash flows or appraised values. Goodwill is tested annually, in the fourth quarter, for impairment, or sooner when circumstances indicate an impairment may exist, using a fair-value approach at the reporting unit level. A reporting unit is the operating segment, or a business, which is one level below that operating segment (the “component” level) if discrete financial information is prepared and regularly reviewed by management at the segment level. Components are aggregated as a single reporting unit if they have similar economic characteristics.

Depreciation and Amortization

Plant, rental machines and other property are carried at cost and depreciated over their estimated useful lives using the straight-line method. The estimated useful lives of certain depreciable assets are as follows: buildings, 30 to 50 years; building equipment, 10 to 20 years; land improvements, 20 years; plant, laboratory and office equipment, 2 to 20 years; and computer equipment, 1.5 to 5 years. Leasehold improvements are amortized over the shorter of their estimated useful lives or the related lease term, rarely exceeding 25 years.

Capitalized software costs incurred or acquired after technological feasibility has been established are amortized over periods ranging up to 3 years. Capitalized costs for internal-use software are amortized on a straight-line basis over periods up to 2 years. (See “Software Costs” on page 73 for additional information). Other intangible assets are amortized over periods between 2 and 7 years.

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

Net periodic pension and nonpension postretirement benefit cost/(income) is recorded in the Consolidated Statement of Earnings and includes service cost, interest cost, expected return on plan assets, amortization of prior service costs/(credits) and (gains)/losses previously recognized as a component of other comprehensive income/(loss) and amortization of the net transition asset remaining in accumulated other comprehensive income/(loss). Service cost represents the actuarial present value of participant benefits earned in the current year. Interest cost represents the time value of money cost associated with the passage of time. Certain events, such as changes in employee base, plan amendments and changes in actuarial assumptions, result in a change in the benefit obligation and the corresponding change in other comprehensive income/(loss). The result of these events is amortized as a component of net periodic cost/(income) over the service lives or life expectancy of the participants, depending on the plan, provided such amounts exceed thresholds which are based upon the benefit obligation or the value of plan assets. Net periodic cost/(income) is recorded in cost, SG&A and RD&E in the Consolidated Statement of Earnings based on the employees’ respective function.

(Gains)/losses and prior service costs/(credits) not recognized as a component of net periodic cost/(income) in the Consolidated Statement of Earnings as they arise are recognized as a component of other comprehensive income/(loss) in the Consolidated Statement of Changes in Equity, net of tax. Those (gains)/losses and prior service costs/(credits) are subsequently recognized as a component of net periodic cost/(income) pursuant to the recognition and amortization provisions of applicable accounting guidance. (Gains)/losses arise as a result of differences between actual experience and assumptions or as a result of changes in actuarial assumptions. Prior service costs/(credits) represent the cost of benefit improvements attributable to prior service granted in plan amendments.

The measurement of benefit obligations and net periodic cost/(income) is based on estimates and assumptions approved by the company’s management. These valuations reflect the terms of the plans and use participant-specific information such as compensation, age and years of service, as well as certain assumptions, including estimates of discount rates, expected return on plan assets, rate of compensation increases, interest crediting rates and mortality rates.

Defined Contribution Plans

The company records expense for defined contribution plans for the company’s contribution when the employee renders service to the company, essentially coinciding with the cash contributions to the plans. The expense is recorded in cost, SG&A and RD&E in the Consolidated Statement of Earnings based on the employees’ respective function.

Notes to Consolidated Financial Statements

INTERNATIONAL BUSINESS MACHINES CORPORATION AND SUBSIDIARY COMPANIES

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

See note T, “Stock-Based Compensation” on pages 105 to 109 for additional information.

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

The company recognizes tax liabilities when, despite the company’s belief that its tax return positions are supportable, the company believes that certain positions may not be fully sustained upon review by tax authorities. Benefits from tax positions are measured at the largest amount of benefit that is greater than 50 percent likely of being realized upon settlement. The current portion of tax liabilities is included in taxes and the noncurrent portion of tax liabilities is included in other liabilities in the Consolidated Statement of Financial Position. To the extent that new information becomes available which causes the company to change its judgment regarding the adequacy of existing tax liabilities, such changes to tax liabilities will impact income tax expense in the period in which such determination is made. Interest and penalties, if any, related to accrued liabilities for potential tax assessments are included in income tax expense.

Translation of Non-U.S. Currency Amounts

Assets and liabilities of non-U.S. subsidiaries that have a local functional currency are translated to United States (U.S.) dollars at year-end exchange rates. Translation adjustments are recorded in accumulated other comprehensive income/(loss) in the Consolidated Statement of Changes in Equity. Income and expense items are translated at weighted-average rates of exchange prevailing during the year.

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

Derivatives

All derivatives are recognized in the Consolidated Statement of Financial Position at fair value and are reported in prepaid expenses and other current assets, investments and sundry assets, other accrued expenses and liabilities or other liabilities. Classification of each derivative as current or noncurrent is based upon whether the maturity of the instrument is less than or greater than 12 months. To qualify for hedge accounting, the company requires that the instruments be effective in reducing the risk exposure that they are designated to hedge. For instruments that hedge cash flows, hedge effectiveness criteria also require that it be probable that the underlying transaction will occur. Instruments that meet established accounting criteria are formally designated as hedges. These criteria demonstrate that the derivative is expected to be highly effective at offsetting changes in fair value or cash flows of the underlying exposure both at inception of the hedging relationship and on an ongoing basis. The method of assessing hedge effectiveness and measuring hedge ineffectiveness is formally documented at hedge inception. The company assesses hedge effectiveness and measures hedge ineffectiveness at least quarterly throughout the designated hedge period.

Where the company applies hedge accounting, the company designates each derivative as a hedge of: (1) the fair value of a recognized financial asset or liability or of an unrecognized firm commitment (fair value hedge); (2) the variability of anticipated cash flows of a forecasted transaction or the cash flows to be received or paid related to a recognized financial asset or liability (cash flow hedge); or (3) a hedge of a long-term investment

Notes to Consolidated Financial Statements

INTERNATIONAL BUSINESS MACHINES CORPORATION AND SUBSIDIARY COMPANIES

(net investment hedge) in a foreign operation. In addition, the company may enter into derivative contracts that economically hedge certain of its risks, even though hedge accounting does not apply or the company elects not to apply hedge accounting. In these cases, there exists a natural hedging relationship in which changes in the fair value of the derivative, which are recognized currently in net income, act as an economic offset to changes in the fair value of the underlying hedged item(s).

Changes in the fair value of a derivative that is designated as a fair value hedge, along with offsetting changes in the fair value of the underlying hedged exposure, are recorded in earnings each period. For hedges of interest rate risk, the fair value adjustments are recorded as adjustments to interest expense and cost of financing in the Consolidated Statement of Earnings. For hedges of currency risk associated with recorded financial assets or liabilities, derivative fair value adjustments are recognized in other (income) and expense in the Consolidated Statement of Earnings. Changes in the fair value of a derivative that is designated as a cash flow hedge are recorded, net of applicable taxes, in accumulated other comprehensive income/ (loss), a component of equity. When net income is affected by the variability of the underlying cash flow, the applicable offsetting amount of the gain or loss from the derivative that is deferred in equity is released to net income and reported in interest expense, cost, SG&A expense or other (income) and expense in the Consolidated Statement of Earnings based on the nature of the underlying cash flow hedged. Effectiveness for net investment hedging derivatives is measured on a spot-to-spot basis. The effective portion of changes in the fair value of net investment hedging derivatives and other non-derivative financial instruments designated as net investment hedges are recorded as foreign currency translation adjustments, net of applicable taxes, in accumulated other comprehensive income/(loss) in the Consolidated Statement of Changes in Equity. Changes in the fair value of the portion of a net investment hedging derivative excluded from the effectiveness assessment are recorded in interest expense.

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

The company reports cash flows arising from derivative financial instruments designated as fair value or cash flow hedges consistent with the classification of cash flows from the underlying hedged items that these derivatives are hedging. Accordingly, the cash flows associated with derivatives designated as fair value or cash flow hedges are classified in cash flows from operating activities in the Consolidated Statement of Cash Flows. Cash flows from derivatives designated as net investment hedges and derivatives that do not qualify as hedges are reported in investing activities. For currency swaps designated as hedges of foreign currency denominated debt (included in the company’s debt risk management program as addressed in note L, “Derivatives and Hedging Transactions,” on pages 92 through 96), cash flows directly associated with the settlement of the principal element of these swaps are reported in payments to settle debt in the cash flow from financing activities section of the Consolidated Statement of Cash Flows.

Financial Instruments

In determining the fair value of its financial instruments, the company uses a variety of methods and assumptions that are based on market conditions and risks existing at each balance sheet date. Refer to note E, “Financial Instruments (Excluding Derivatives),” on pages 87 and 88 for further information. All methods of assessing fair value result in a general approximation of value, and such value may never actually be realized.

Fair Value Measurement

Exit prices are used to measure assets and liabilities that fall within the scope of the fair value measurements guidance. Under this guidance, the company is required to classify certain assets and liabilities based on the following fair value hierarchy:

•                  Level 1—Quoted prices in active markets that are unadjusted and accessible at the measurement date for identical, unrestricted assets or liabilities;

•                  Level 2—Quoted prices for identical assets and liabilities in markets that are not active, quoted prices for similar assets and liabilities in active markets or financial instruments for which significant inputs are observable, either directly or indirectly; and

•                  Level 3 — Prices or valuations that require inputs that are both significant to the fair value measurement and unobservable.

This guidance requires the use of observable market data if such data is available without undue cost and effort.

When available, the company uses unadjusted quoted market prices to measure the fair value and classifies such items within Level 1. If quoted market prices are not available, fair value is based upon internally developed models that use current market-based or independently sourced market parameters such as interest rates and currency rates. Items valued using internally generated models are classified according to the lowest level input or value driver that is significant to the valuation.

The determination of fair value considers various factors including interest rate yield curves and time value underlying the financial instruments. For derivatives and debt securities, the company uses a discounted cash flow analysis using discount rates commensurate with the duration of the instrument. In the event of another-than -temporary impairment of a nonpublic equity method investment, the company uses the net asset

Notes to Consolidated Financial Statements

INTERNATIONAL BUSINESS MACHINES CORPORATION AND SUBSIDIARY COMPANIES

value of its investment in the investee adjusted using discounted cash flows for the company’s estimate of the price that it would receive to sell the investment to a market participant that would consider all factors that would impact the investment’s fair value.

In determining the fair value of financial instruments, the company considers certain market valuation adjustments to the ‘base valuations’ calculated using the methodologies described below for several parameters that market participants would consider in determining fair value.

•                  Counterparty credit risk adjustments are applied to financial instruments, taking into account the actual credit risk of a counterparty as observed in the credit default swap market to determine the true fair value of such an instrument.

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

Marketable Securities

Debt securities included in current assets represent securities that are expected to be realized in cash within one year of the balance sheet date. Long-term debt securities that are not expected to be realized in cash within one year and alliance equity securities are included in investments and sundry assets. Debt and marketable equity securities are considered available for sale and are reported at fair value with unrealized gains and losses, net of applicable taxes, recorded in other comprehensive income/(loss), a component of equity. The realized gains and losses for available for sale securities are included in other (income) and expense in the Consolidated Statement of Earnings. Realized gains and losses are calculated based on the specific identification method.

In determining whether an other-than-temporary decline in market value has occurred, the company considers the duration that, and extent to which, the fair value of the investment is below its cost, the financial condition and near-term prospects of the issuer or underlying collateral of a security; and the company’s intent and ability to retain the security in order to allow for an anticipated recovery in fair value. Other-than-temporary declines in fair value from amortized cost for available for sale equity and debt securities that the company intends to sell or would more-likely-than-not be required to sell before the expected recovery of the amortized cost basis are charged to other (income) and expense in the period in which the loss occurs. For debt securities that the company has no intent to sell and believes that it more-likely-than-not will not be required to sell prior to recovery, only the credit loss component of the impairment is recognized in other (income) and expense, while the remaining loss is recognized in other comprehensive income/(loss). The credit loss component recognized in other (income) and expense is identified as the amount of the principal cash flows not expected to be received over the remaining term of the debt security as projected using the company’s cash flow projections.

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

SPECIFIC–The company reviews all financing receivables considered at risk on a quarterly basis. The review primarily consists of an analysis based upon current information available about the client, such as financial statements, news reports, published credit ratings, current market-implied credit analysis, as well as the current economic environment, collateral net of repossession cost and prior collection history. For loans that are collateral dependent, impairment is measured using the fair value of the collateral when foreclosure is probable. Using this information, the company determines the expected cash flow for the receivable and calculates a recommended estimate of the potential loss and the probability of loss. For those accounts in which the loss is probable, the company records a specific reserve.

UNALLOCATED–The company records an unallocated reserve that is calculated by applying a reserve rate to its different portfolios, excluding accounts that have been specifically reserved. This reserve rate is based upon credit rating, probability of default, term, asset characteristics and loss history.

Notes to Consolidated Financial Statements

INTERNATIONAL BUSINESS MACHINES CORPORATION AND SUBSIDIARY COMPANIES

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

Earnings Per Share of Common Stock

Basic earnings per share of common stock is computed by dividing net income by the weighted-average number of common shares outstanding for the period. Diluted earnings per share of common stock is computed on the basis of the weighted-average number of shares of common stock plus the effect of dilutive potential common shares outstanding during the period using the treasury stock method. Dilutive potential common shares include outstanding stock options, stock awards and convertible notes. See note R, “Earnings Per Share of Common Stock,” on page 104 for additional information.

Note B.

Accounting Changes

New Standards to be Implemented

In January 2010, the Financial Accounting Standards Board (FASB) issued additional disclosure requirements for fair value measurements. According to the guidance, the fair value hierarchy disclosures are to be further disaggregated by class of assets and liabilities. A class is often a subset of assets or liabilities within a line item in the statement of financial position. In addition, significant transfers between Levels 1 and 2 of the fair value hierarchy will be required to be disclosed. These additional requirements are effective January 1, 2010 for quarterly and annual reporting. These amendments will not have an impact on the consolidated financial results as this guidance relates only to additional disclosures. In addition, the guidance requires more detailed disclosures of the changes in Level 3 instruments. These changes will be effective January 1, 2011 and are not expected to have a material impact on the Consolidated Financial Statements.

In October 2009, the FASB issued amended revenue recognition guidance for arrangements with multiple deliverables. The new guidance eliminates the residual method of revenue recognition and allows the use of management’s best estimate of selling price for individual elements of an arrangement when vendor-specific objective evidence (VSOE), vendor objective evidence (VOE) or third-party evidence (TPE) is unavailable. In accordance with the guidance, the company has elected to early adopt its provisions as of January 1, 2010 on a prospective basis for all new or materially modified arrangements entered into on or after that date. The company does not expect a material impact on the Consolidated Financial Statements.

In October 2009, the FASB issued guidance which amends the scope of existing software revenue recognition accounting. Tangible products containing software components and non-software components that function together to deliver the product’s essential functionality would be scoped out of the accounting guidance on software and accounted for based on other appropriate revenue recognition guidance. This guidance must be adopted in the same period that the company adopts the amended accounting for arrangements with multiple deliverables described in the preceding paragraph. Therefore, the company will also early adopt this guidance as of January 1, 2010 on a prospective basis for all new or materially modified arrangements entered into on or after that date. The company does not expect a material impact on the Consolidated Financial Statements.

In June 2009, the FASB issued amendments to the accounting rules for variable interest entities (VIEs) and for transfers of financial assets. The new guidance for VIEs eliminates the quantitative approach previously required for determining the primary beneficiary of a variable interest entity and requires ongoing qualitative reassessments of whether an enterprise is the primary beneficiary. In addition, qualifying special purpose entities (QSPEs)

Notes to Consolidated Financial Statements

INTERNATIONAL BUSINESS MACHINES CORPORATION AND SUBSIDIARY COMPANIES

are no longer exempt from consolidation under the amended guidance. The amendments also limit the circumstances in which a financial asset, or a portion of a financial asset, should be derecognized when the transferor has not transferred the entire original financial asset to an entity that is not consolidated with the transferor in the financial statements being presented, and/or when the transferor has continuing involvement with the transferred financial asset. The company will adopt these amendments for interim and annual reporting periods beginning on January 1, 2010. The company does not expect the adoption of these amendments to have a material impact on the Consolidated Financial Statements.

Standards Implemented

In September 2009, the FASB issued amended guidance concerning fair value measurements of investments in certain entities that calculate net asset value per share (or its equivalent). If fair value is not readily determinable, the amended guidance permits, as a practical expedient, a reporting entity to measure the fair value of an investment using the net asset value per share (or its equivalent) provided by the investee without further adjustment. In accordance with the guidance, the company adopted these amendments for the year ended December 31, 2009. There was no material impact on the Consolidated Financial Statements.

On July 1, 2009, the FASB issued the FASB Accounting Standards Codification (the Codification). The Codification became the single source of authoritative nongovernmental U.S. GAAP, superseding existing FASB, American Institute of Certified Public Accountants (AICPA), Emerging Issues Task Force (EITF) and related literature. The Codification eliminates the previous U.S. GAAP hierarchy and establishes one level of authoritative GAAP. All other literature is considered non-authoritative. The Codification was effective for interim and annual periods ending after September 15, 2009. The company adopted the Codification for the quarter ending September 30, 2009. There was no impact to the consolidated financial results.

In May 2009, the FASB issued guidelines on subsequent event accounting which sets forth: 1) the period after the balance sheet date during which management of a reporting entity should evaluate events or transactions that may occur for potential recognition or disclosure in the financial statements; 2) the circumstances under which an entity should recognize events or transactions occurring after the balance sheet date in its financial statements; and 3) the disclosures that an entity should make about events or transactions that occurred after the balance sheet date. These guidelines were effective for interim and annual periods ending after June 15, 2009, and the company adopted them in the quarter ended June 30, 2009. There was no impact on the consolidated financial results.

In April 2009, the FASB issued additional requirements regarding interim disclosures about the fair value of financial instruments which were previously only disclosed on an annual basis. Entities are now required to disclose the fair value of financial instruments which are not recorded at fair value in the financial statements in both interim and annual financial statements. The new requirements were effective for interim and annual periods ending after June 15, 2009 on a prospective basis. The company adopted these requirements in the quarter ended June 30, 2009. There was no impact on the consolidated financial results as this relates only to additional disclosures in the quarterly financial statements. See note E, “Financial Instruments (Excluding Derivatives)”, on pages 87 and 88.

On January 1, 2009, the company adopted the revised FASB guidance regarding business combinations which was required to be applied to business combinations on a prospective basis. The revised guidance requires that the acquisition method of accounting be applied to a broader set of business combinations, amends the definition of a business combination, provides a definition of a business, requires an acquirer to recognize an acquired business at its fair value at the acquisition date and requires the assets and liabilities assumed in a business combination to be measured and recognized at their fair values as of the acquisition date (with limited exceptions). There was no impact upon adoption and the effects of this guidance will depend on the nature and significance of business combinations occurring after the effective date. See note C, “Acquisitions/Divestitures”, on pages 82 to 86 for further information regarding 2009 business combinations.

In April 2009, the FASB issued an amendment to the revised business combination guidance regarding the accounting for assets acquired and liabilities assumed in a business combination that arise from contingencies. The requirements of this amended guidance carry forward without significant revision the guidance on contingencies which existed prior to January 1, 2009. Assets acquired and liabilities assumed in a business combination that arise from contingencies are recognized at fair value if fair value can be reasonably estimated. If fair value cannot be reasonably estimated, the asset or liability would generally be recognized in accordance with the Accounting Standards Codification (ASC) Topic 450 on contingencies. There was no impact upon adoption. See note C, “Acquisitions/Divestitures”, on pages 82 to 86 for further information regarding 2009 business combinations.

In April 2008, the FASB issued new requirements regarding the determination of the useful lives of intangible assets. In developing assumptions about renewal or extension options used to determine the useful life of an intangible asset, an entity needs to consider its own historical experience adjusted for entity-specific factors. In the absence of that experience, an entity shall consider the assumptions that market participants would use about renewal or extension options. The new requirements apply to intangible assets acquired after January 1, 2009. The adoption of these new rules did not have a material impact on the Consolidated Financial Statements.

Notes to Consolidated Financial Statements

INTERNATIONAL BUSINESS MACHINES CORPORATION AND SUBSIDIARY COMPANIES

In December 2007, the FASB issued new guidance on non-controlling interests in consolidated financial statements. This guidance requires that the noncontrolling interest in the equity of a subsidiary be accounted for and reported as equity, provides revised guidance on the treatment of net income and losses attributable to the noncontrolling interest and changes in ownership interests in a subsidiary and requires additional disclosures that identify and distinguish between the interests of the controlling and noncontrolling owners. Pursuant to the transition provisions, the company adopted this new guidance on January 1, 2009 via retrospective application of the presentation and disclosure requirements. Noncontrolling interests of $119 million at January 1, 2009, $145 million at January 1, 2008 and $129 million at January 1, 2007 were reclassified from the Liabilities section to the Equity section in the Consolidated Statement of Financial Position.

Noncontrolling interest amounts in income of $5 million, $14 million and $17 million, net of tax, for the years ended December 31, 2009, December 31, 2008 and December 31, 2007, respectively, are not presented separately in the Consolidated Statement of Earnings due to immateriality, but are reflected within the other (income) and expense line item. Additionally, changes to noncontrolling interests in the Consolidated Statement of Changes in Equity were $(1) million, $(26) million and $16 million for the years ended December 31, 2009, December 31, 2008 and December 31, 2007, respectively. A separate roll forward is not presented due to immateriality.

In March 2008, the FASB issued new disclosure requirements regarding derivative instruments and hedging activities. Entities must now provide enhanced disclosures on an interim and annual basis regarding how and why the entity uses derivatives; how derivatives and related hedged items are accounted for, and how derivatives and related hedged items affect the entity’s financial position, financial results and cash flow. Pursuant to the transition provisions, the company adopted these new requirements on January 1, 2009. The required disclosures are presented in note L, “Derivatives and Hedging Transactions,” on pages 92 through 96 on a prospective basis. These new requirements did not impact the consolidated financial results as they relate only to additional disclosures.

In June 2008, the FASB issued guidance in determining whether instruments granted in share-based payment transactions are participating securities. The guidance became effective on January 1, 2009 via retrospective application. According to the new guidance, unvested share-based payment awards that contain non-forfeitable rights to dividends or dividend equivalents are participating securities and, therefore, are included in computing earnings per share (EPS) pursuant to the two-class method. The two-class method determines EPS for each class of common stock and participating securities according to dividends or dividend equivalents and their respective participation rights in undistributed earnings. Restricted Stock Units (RSUs) granted to employees prior to December 31, 2007 are considered participating securities as they receive non-forfeitable dividend equivalents at the same rate as common stock. RSUs granted after December 31, 2007 do not receive dividend equivalents and are not considered participating securities. The company retrospectively adopted this guidance on January 1, 2009. The impact of adoption decreased previously reported diluted EPS by $0.04 for the year ended December 31, 2008 and by $0.03 for the year ended December 31, 2007. Previously reported basic EPS decreased by $0.05 for the year ended December 31, 2008 and by $0.05 for the year ended December 31, 2007.

In November 2008, the FASB issued guidance on accounting for defensive intangible assets. A defensive intangible asset is an asset acquired in a business combination or in an asset acquisition that an entity does not intend to actively use. According to the guidance, defensive intangible assets are considered to be a separate unit of account and valued based on their highest and best use from the perspective of an external market participant. The company adopted this guidance on January 1, 2009, and there was no impact upon adoption.

In December 2008, the FASB issued guidance regarding employers’ disclosures about postretirement benefit plan assets. This guidance requires more detailed disclosures about the fair value measurements of employers’ plan assets including: (a) investment policies and strategies; (b) major categories of plan assets; (c) information about valuation techniques and inputs to those techniques, including the fair value hierarchy classifications (as defined in the Codification) of the major categories of plan assets; (d) the effects of fair value measurements using significant unobservable inputs (Level 3) on changes in plan assets; and (e) significant concentrations of risk within plan assets. The disclosures are required annually and have been included in the December 31, 2009 consolidated financial statements. See note U “Retirement-Related Benefits” on pages 109 through 121 for further information. There was no impact on the consolidated financial results as the guidance relates only to additional disclosures.

In September 2006, the FASB issued guidance that defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements; however, it does not require any new fair value measurements. This guidance became effective January 1, 2008 and was applied prospectively to fair value measurements and disclosures of (a) financial assets and financial liabilities and (b) nonfinancial assets and nonfinancial liabilities which are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually). The application of this guidance did not have a material effect on the Consolidated Financial Statements. See note D, “Fair Value,” on pages 86 and 87 for additional information.

In February 2008, the FASB issued two amendments to the fair value guidance described above. The first amendment removed leasing from the scope of the fair value guidance. The second amendment delayed the effective date regarding fair value measurements and disclosures of nonfinancial assets and nonfinancial liabilities, except those that are recognized or disclosed at fair value in the financial statements on a recurring

Notes to Consolidated Financial Statements

INTERNATIONAL BUSINESS MACHINES CORPORATION AND SUBSIDIARY COMPANIES

basis (at least annually), to January 1, 2009. The application of these amendments did not have a material impact on the Consolidated Financial Statements.

In February 2007, the FASB issued guidance that permits entities to measure eligible financial assets, financial liabilities and firm commitments at fair value, on an instrument-by-instrument basis, that are otherwise not permitted to be accounted for at fair value under other generally accepted accounting principles. The fair value measurement election is irrevocable and subsequent changes in fair value must be recorded in earnings. The company adopted this guidance as of January 1, 2008 but has not applied the fair value option to any eligible assets or liabilities. Thus, the adoption of this guidance did not affect the Consolidated Financial Statements.

In the first quarter of 2007, the company adopted the guidance on accounting for separately recognized servicing assets and servicing liabilities. Separately recognized servicing assets and servicing liabilities must be initially measured at fair value, if practicable. Subsequent to initial recognition, the company may use either the amortization method or the fair value measurement method to account for servicing assets and servicing liabilities within the scope of this Statement. The adoption of this guidance did not have a material effect on the Consolidated Financial Statements.

On January 1, 2007, the company adopted the guidance on the accounting and reporting of uncertainties in income tax law. The guidance prescribes a comprehensive model for the financial statement recognition, measurement, presentation and disclosure of uncertain tax positions taken or expected to be taken in income tax returns. See note P “Taxes”, on pages 101 to 103 for further information. The cumulative effect of adopting this guidance was a decrease in tax reserves and an increase of $117 million to the January 1, 2007 retained earnings balance.

Note C.

Acquisitions/Divestitures

Acquisitions

2009

In 2009, the company completed six acquisitions at an aggregate cost of $1,471 million. The SPSS, Inc. acquisition is shown separately given its significant purchase price.

SPSS, INC. (SPSS)–On October 2, 2009, the company acquired 100 percent of the outstanding common shares of SPSS for cash consideration of $1,177 million. SPSS is a leading global provider of predictive analytics software and solutions and this acquisition will strengthen the company’s business analytics and optimization capabilities. SPSS was integrated into the Software segment upon acquisition, and goodwill, as reflected in the table below, has been entirely assigned to the Software segment. Substantially all of the goodwill is not deductible for tax purposes. The overall weighted average useful life of the intangible assets acquired, excluding goodwill, is 7.0 years.

OTHER ACQUISITIONS–The Software segment also completed acquisitions of four privately held companies: in the second quarter, Outblaze Limited, a messaging software provider, and Exeros, Inc., a data discovery firm; in the third quarter, security provider Ounce Labs, Inc.; and in the fourth quarter, Guardium, Inc., a database security company. Global Technology Services completed one acquisition in the fourth quarter: RedPill Solutions PTE Limited, a privately held company focused on business analytics.

Purchase price consideration for the “Other Acquisitions,” as reflected in the table below, was paid all in cash. All acquisitions are reported in the Consolidated Statement of Cash Flows net of acquired cash and cash equivalents.

2009 ACQUISITIONS

($ in millions)

	Amortization		Other
	Life (in Years)	SPSS	Acquisitions
Current assets		$397	$13
Fixed assets/noncurrent		20	1
Intangible assets:
Goodwill	N/A	748	255
Completed technology	4 to 7	105	39
Client relationships	5 to 7	30	20
In-process R&D	N/A	—	—
Other identifiable assets	1 to 7	36	1
Total assets acquired		1,336	330
Current liabilities		(157)	(34)
Noncurrent liabilities		(2)	(0)
Total liabilities assumed		(160)	(35)
Total purchase price		$1,177	$295

N/A–Not applicable

Notes to Consolidated Financial Statements

INTERNATIONAL BUSINESS MACHINES CORPORATION AND SUBSIDIARY COMPANIES

The acquisitions were accounted for as business combinations, and accordingly, the assets and liabilities of the acquired entities were recorded at their estimated fair values at the date of acquisition. The primary items that generated the goodwill are the value of the synergies between the acquired companies and IBM and the acquired assembled workforce, neither of which qualify as an amortizable intangible asset. For the “Other Acquisitions”, the overall weighted-average life of the identified amortizable intangible assets acquired is 6.5 years. With the exception of goodwill, these identified intangible assets will be amortized on a straight-line basis over their useful lives. Goodwill of $255 million has been assigned to the Software ($246 million) and Global Technology Services ($10 million) segments. Substantially all of the goodwill is not deductible for tax purposes.

On October 5, 2009, the company announced that it had signed an agreement with Bank of America Corporation to acquire the core operating assets of Wilshire Credit Corporation, including the Wilshire mortgage servicing platform. This acquisition continues the company’s strategic focus on the mortgage services industry and strengthens its commitment to deliver mortgage business process outsourcing solutions. The agreement is subject to customary closing conditions and is not expected to close until the first quarter of 2010.

2008

In 2008, the company completed 15 acquisitions at an aggregate cost of $6,796 million. The Cognos, Inc. and Telelogic AB acquisitions are shown separately given their significant purchase prices.

COGNOS, INC. (COGNOS)–On January 31, 2008, the company acquired 100 percent of the outstanding common shares of Cognos for consideration of $5,021 million consisting of $4,998 million of cash and $24 million of equity instruments. Through this acquisition, IBM and Cognos will become a leading provider of technology and services for business intelligence and performance management, delivering the industry’s most complete, open standards-based platform with the broadest range of expertise to help companies expand the value of their information, optimize their business processes and maximize performance across their enterprises. The company acquired Cognos to accelerate its Information on Demand strategy, a cross-company initiative that combines the company’s strength in information integration, content and data management and business consulting services to unlock the business value of information. Cognos was integrated into the Software segment upon acquisition, and goodwill, as reflected in the table on page 84, has been entirely assigned to the Software segment. Approximately 25-30 percent of the goodwill was deductible for tax purposes. The overall weighted-average useful life of the intangible assets acquired, excluding goodwill, is 6.5 years.

TELELOGIC, AB (TELELOGIC)–On April 3, 2008, IBM acquired 100 percent of the outstanding common shares of Telelogic for cash consideration of $885 million. Telelogic is a leading global provider of solutions that enable organizations to align the development of products, complex systems and software with business objectives and customer needs. This results in improved quality and predictability, while reducing time-to-market and overall costs. Clients will benefit from the combined technologies and services of both companies, providing them a wider range of software and system development capabilities used to build complex systems. Telelogic was integrated into the Software segment upon acquisition, and goodwill, as reflected in the table on page 84 has been entirely assigned to the Software segment. Substantially all of the goodwill is not deductible for tax purposes. The overall weighted-average useful life of the intangible assets acquired, excluding goodwill, is 7.0 years.

OTHER ACQUISITIONS–The company acquired 13 additional companies at an aggregate cost of $889 million that are presented in the table on page 84 as “Other Acquisitions.”

The Software segment completed eight other acquisitions, seven of which were privately held companies: in the first quarter; AptSoft Corporation, Solid Information Technology, Net Integration Technologies Inc., and Encentuate, Inc; in the second quarter; Infodyne, Beijing Super Info and FilesX. In the fourth quarter, ILOG S. A. (ILOG), a publicly held company, was acquired for $295 million. ILOG adds significant capability across the company’s entire software platform and bolsters its existing rules management offerings.

Global Technology Services completed one acquisition in the first quarter: Arsenal Digital Solutions, a privately held company. Arsenal provides global clients with security rich information protection services designed to handle increasing data retention requirements.

Global Business Services completed one acquisition in the first quarter: u9consult, a privately held company. u9consult complements the company’s existing capabilities in value chain consulting.

Systems and Technology completed three acquisitions: in the second quarter; Diligent Technologies Corporation and Platform Solutions, Inc (PSI), both privately held companies. Diligent will be an important component of IBM’s New Enterprise Data Center model, which helps clients improve IT efficiency and facilitates the rapid deployment of new IT services for future business growth. PSI’s technologies and skills, along with its intellectual capital, will be integrated into the company’s mainframe product engineering cycles and future product plans. In the second quarter, $24 million of the purchase price of PSI was attributed to the settlement of a preexisting lawsuit

Notes to Consolidated Financial Statements

INTERNATIONAL BUSINESS MACHINES CORPORATION AND SUBSIDIARY COMPANIES

between IBM and PSI and recorded in SG&A expense. See note O, “Contingencies and Commitments,” on pages 99 to 101 for additional information regarding this litigation. Also, the company recorded a $24 million in-process research and development (IPR&D) charge related to this acquisition in the second quarter. The acquisition of Transitive Corporation (Transitive) was completed in the fourth quarter. Transitive’s cross-platform technology will allow clients to consolidate their Linux-based applications onto the IBM systems that make the most sense for their business needs.

Purchase price consideration for the “Other Acquisitions” was paid all in cash. All acquisitions are reported in the Consolidated Statement of Cash Flows net of acquired cash and cash equivalents.

2008 ACQUISITIONS

($ in millions)

	Amortization			Other
	Life (in Years)	Cognos	Telelogic	Acquisitions
Current assets		$504	$242	$185
Fixed assets/noncurrent		126	7	75
Intangible assets:
Goodwill	N/A	4,207	690	676
Completed technology	3 to 7	534	108	94
Client relationships	3 to 7	512	127	39
In-process R&D	N/A	—	—	24
Other	3 to 7	78	15	19
Total assets acquired		5,960	1,189	1,112
Current liabilities		(798)	(141)	(233)
Noncurrent liabilities		(141)	(163)	(14)
Total liabilities assumed		(939)	(304)	(247)
Settlement of prexisting litigation		—	—	24
Total purchase price		$5,021	$885	$889

N/A–Not applicable

The table above reflects the purchase price related to these acquisitions and the resulting purchase price allocations as of December 31, 2008.

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

Notes to Consolidated Financial Statements

INTERNATIONAL BUSINESS MACHINES CORPORATION AND SUBSIDIARY COMPANIES

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

Purchase price consideration was paid in cash. These acquisitions are reported in the Consolidated Statement of Cash Rows net of acquired cash and cash equivalents.

The table below reflects the purchase price related to these acquisitions and the resulting purchase price allocations as of December 31, 2007.

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

2007 ACQUISITIONS

($ in millions)

	Amortization
	Life (in Years)	Acquisitions
Current assets		$184
Fixed assets/noncurrent		31
Intangible assets:
Goodwill	N/A	999
Completed technology	3 to 7	93
Client relationships	3 to 7	91
Other	2 to 5	17
Total assets acquired		1,415
Current liabilities		(136)
Noncurrent liabilities		(135)
Total liabilities assumed		(271)
Total purchase price		$1,144

N/A–Not applicable

Divestitures

2009

On October 26, 2009, the company announced that it had signed an agreement with Dassault Systemes (DS) under which DS would acquire the company’s activities associated with sales and support of DS’s product lifecycle management (PLM) software solutions, including customer contracts and related assets. This transaction is subject to customary closing conditions and is expected to close in the first quarter of 2010. The company expects to record a gain when this transaction is completed.

On October 1, 2009, the company completed the divestiture of its UniData and Universe software products and related tools to Rocket Software, a privately held global software development firm. The company recognized a gain on the transaction in the fourth quarter.

On March 16, 2009, the company completed the sale of certain processes, resources, assets and third-party contracts related to its core logistics operations to Geodis. The company received proceeds of $365 million and recognized a net gain of $298 million on the transaction in the first quarter of 2009. The gain was net of the fair value of certain contractual terms, certain transaction costs and related real estate charges. As part of this transaction, the company outsourced its logistics operations to Geodis which enables the company to leverage industry-leading skills and scale and improve the productivity of the company’s supply chain.

2007

In January 2007, the company announced an agreement with Ricoh Company Limited (Ricoh), a publicly traded company, to form a joint venture company based on the Printing System Division (a division of the Systems and Technology segment).

Notes to Consolidated Financial Statements

INTERNATIONAL BUSINESS MACHINES CORPORATION AND SUBSIDIARY COMPANIES

The company initially created a wholly owned subsidiary, InfoPrint Solutions Company, LLC (InfoPrint), by contributing specific assets and liabilities from its printer business. The Printing Systems Division generated approximately $1 billion of revenue in 2006. The InfoPrint portfolio includes solutions for production printing for enterprises and commercial printers as well as solutions for office workgroup environments and industrial segments. On June 1, 2007 (closing date), the company divested 51 percent of its interest in InfoPrint to Ricoh. The company will divest its remaining 49 percent ownership to Ricoh quarterly over the next three years from the closing date. At December 31, 2009, the company’s ownership in InfoPrint was 8.0 percent.

The total consideration the company agreed to on January 24, 2007 (the date the definitive agreement was signed) was $725 million which was paid in cash to the company on the closing date. The cash received was consideration for the initial 51 percent acquisition of InfoPrint by Ricoh as well as a prepayment for the remaining 49 percent to be acquired and certain royalties and services to be provided by the company to InfoPrint. Final consideration for this transaction will be determined at the end of the three-year period based upon the participation in the profits and losses recorded by the equity partners. The company concluded that InfoPrint met the requirements of a variable interest entity, the company is not the primary beneficiary of the entity and that deconsolidation of the applicable net assets was appropriate. The company’s investment in InfoPrint is accounted for under the equity method of accounting.

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

Net assets contributed, transaction-related expenses and provisions were $90 million, resulting in an expected total pre-tax gain of $245 million, of which $81 million was recorded in other (income) and expense in the Consolidated Statement of Earnings in the second quarter of 2007

The deferred pre-tax gain of $164 million at the closing date was primarily related to: (1) the transfer of the company’s remaining 49 percent interest in InfoPrint to Ricoh, and, (2) the transfer of certain maintenance services employees to InfoPrint. The company will recognize this amount over a three-year period as the remaining ownership interest is divested and the employees are transferred. The pre-tax gain will be recorded in other (income) and expense in the Consolidated Statement of Earnings.

Note D.

Fair Value

Financial Assets and Financial Liabilities Measured at Fair Value on a Recurring Basis

The following table presents the company’s financial assets and financial liabilities that are measured at fair value on a recurring basis at December 31, 2009 and 2008.

($ in millions)

At December 31, 2009:	Level 1	Level 2	Level 3	Netting(1)	Total
Assets:
Cash and cash equivalents	$2,780	$6,497	$—	$—	$9,277
Marketable securities	—	1,791	—	—	1,791
Derivative assets(2)	—	838	—	(573)	265
Investments and sundry assets	369	14	—	—	383
Total assets	$3,149	$9,140	$—	$(573)	$11,716
Liabilities:
Derivative liabilities(3)	$—	$1,555	$—	$(573)	$982
Total liabilities	$—	$1,555	$—	$(573)	$982

(1)   Represents netting of derivative exposures covered by a qualifying master netting agreement.

(2)   The gross balances of derivative assets contained within prepaid expenses and other current assets, and investments and sundry assets in the Consolidated Statement of Financial Position at December 31, 2009 are $273 million and $565 million, respectively.

(3)   The gross balances of derivative liabilities contained within other accrued expenses and liabilities, and other liabilities in the Consolidated Statement of Financial Position at December 31, 2009 are $906 million and $649 million, respectively.

Notes to Consolidated Financial Statements

INTERNATIONAL BUSINESS MACHINES CORPORATION AND SUBSIDIARY COMPANIES

($ in millions)

At December 31, 2008:	Level 1	Level 2	Level 3	Netting(1)	Total
Assets:
Cash and cash equivalents	$1,950	$8,059	$—	$—	$10,009
Marketable securities	—	166	—	—	166
Derivative assets(2)	56	1,834	—	(875)	1,015
Investments and sundry assets	165	6	—	—	171
Total assets	$2,171	$10,065	$—	$(875)	$11,361
Liabilities:
Derivative liabilities(3)	$—	$2,116	$—	$(875)	$1,241
Total liabilities	$—	$2,116	$—	$(875)	$1,241

(1)   Represents netting of derivative exposures covered by a qualifying master netting agreement.

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

Items Measured at Fair Value on a Nonrecurring Basis

In the fourth quarter of 2008, the company recorded an other-than-temporary impairment of $81 million for an equity method investment. The resulting investment which was classified as Level 3 in the fair value hierarchy was valued using a discounted cash flow model. The valuation inputs included an estimate of future cash flows, expectations about possible variations in the amount and timing of cash flows and a discount rate based on the risk-adjusted cost of capital. Potential results were assigned probabilities that resulted in a weighted average or most-likely discounted cash flow fair value as of December 31, 2008. The fair value of the investment after impairment was $7 million at December 31, 2008. During 2009, the balance of this investment was further reduced by an additional impairment of $5 million and other adjustments primarily related to dividends. The balance of this investment was zero at December 31, 2009.

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

Long-term Debt

Fair value of publicly traded long-term debt is based on quoted market prices for the identical liability when traded as an asset in an active market. For other long-term debt for which a quoted market price is not available, an expected present value technique that uses rates currently available to the company for debt with similar terms and remaining maturies is used to estimate fair value. The carrying amount of long-term debt is $21,932 million and $22,689 million and the estimated fair value is $23,748 million and $23,351 million at December 31, 2009 and 2008, respectively.

Notes to Consolidated Financial Statements

INTERNATIONAL BUSINESS MACHINES CORPORATION AND SUBSIDIARY COMPANIES

Debt and Marketable Equity Securities

The following table summarizes the company’s debt and marketable equity securities all of which are considered available-for-sale and recorded at fair value in the Consolidated Statement of Financial Position.

($ in millions)

	Fair Value
At December 31:	2009	2008
Cash and cash equivalents:*
Time deposits and certificates of deposit	$4,324	$4,805
Commercial paper	2,099	3,194
Money market funds	2,780	1,950
Other securities	74	60
Total	$9,277	$10,009
Debt securities—current:**
Commercial paper	$1,491	$166
Securities of U.S. Federal government and its agencies	300	—
Total	$1,791	$166
Debt securities—noncurrent:***
Other securities	$9	$6
Total	$9	$6
Non-equity method alliance investments***	$374	$165

*                 Included within cash and cash equivalents in the Consolidated Statement of Financial Position.

**          Reported as marketable securities within the Consolidated Statement of Financial Position.

*** Included within investments and sundry assets in the Consolidated Statement of Financial Position. See note I, “Investments and Sundry Assets,” on page 89.

Gross unrealized gains (before taxes) on debt securities were less than $1 million and $1 million at December 31, 2009 and 2008, respectively. Gross unrealized gains (before taxes) on marketable equity securities were $201 million and $31 million at December 31, 2009 and 2008, respectively. Gross unrealized losses (before taxes) on debt securities were less than $1 million at December 31, 2009 and 2008. Gross unrealized losses (before taxes) on marketable equity securities were $10 million and $27 million at December 31, 2009 and 2008, respectively. Based on an evaluation of available evidence as of December 31, 2009, the company believes that unrealized losses on marketable equity securities are temporary and do not represent a need for an other-than-temporary impairment. See note N, “Equity Activity,” on pages 98 and 99 for net change in unrealized gains and losses on debt and marketable equity securities.

Proceeds from sales of debt securities and marketable equity securities were approximately $24 million and $787 million during 2009 and 2008, respectively. The gross realized gains and losses (before taxes) on these sales totaled $3 million and $40 million, respectively in 2009. The gross realized gains and losses (before taxes) on these sales totaled $182 million and $13 million, respectively, in 2008.

The contractual maturities of substantially all available-for-sale debt securities are due in less than one year at December 31, 2009.

Note F.

Inventories

($ in millions)

At December 31:	2009	2008
Finished goods	$533	$524
Work in process and raw materials	1,960	2,176
Total	$2,494	$2,701

Note G.

Financing Receivables

($ in millions)

At December 31:	2009	2008
Current:
Net investment in sales-type and direct financing leases	$4,105	$4,226
Commercial financing receivables	5,604	5,781
Client loan receivables	4,475	4,861
Installment payment receivables	730	608
Total	$14,914	$15,477
Noncurrent:
Net investment in sales-type and direct financing leases	$5,331	$5,938
Commercial financing receivables	58	94
Client loan receivables	4,759	4,718
Installment payment receivables	496	433
Total	$10,644	$11,183

Net investment in sales-type and direct financing leases is for leases that relate principally to the company’s systems products and are for terms ranging generally from two to six years. Net investment in sales-type and direct financing leases includes unguaranteed residual values of $849 million and $916 million at December 31, 2009 and 2008, respectively, and is reflected net of unearned income of $905 million and $1,049 million and of allowance for doubtful accounts receivable of $159 million and $217 million at those dates, respectively. Scheduled maturities of minimum lease payments outstanding at December 31, 2009, expressed as a percentage of the total, are approximately: 2010, 49 percent; 2011, 27 percent; 2012, 15 percent; 2013, 6 percent; and 2014 and beyond, 2 percent.

Commercial financing receivables relate primarily to inventory and accounts receivable financing for dealers and remarketers of IBM and non-IBM products. Payment terms for inventory and accounts receivable financing generally range from 30 to 90 days.

Client loan receivables are loans that are provided by Global Financing primarily to clients to finance the purchase of software and services. Separate contractual relationships on these

Notes to Consolidated Financial Statements

INTERNATIONAL BUSINESS MACHINES CORPORATION AND SUBSIDIARY COMPANIES

financing arrangements are for terms ranging generally from two to seven years. Each financing contract is priced independently at competitive market rates. The company has a history of enforcing the terms of these separate financing agreements.

The company utilizes certain of its financing receivables as collateral for non-recourse borrowings. Financing receivables pledged as collateral for borrowings were $271 million and $373 million at December 31, 2009 and 2008, respectively. These borrowings are included in note K, “Borrowings,” on pages 90 to 92.

The company did not have any financing receivables held for sale as of December 31, 2009 and 2008.

Note H.

Plant, Rental Machines and Other Property

($ in millions)

At December 31:	2009	2008
Land and land improvements	$737	$729
Buildings and building improvements	9,314	8,819
Plant, laboratory and office equipment	25,888	24,950
	35,940	34,499
Less: Accumulated depreciation	23,485	22,178
Plant and other property—net	12,455	12,321
Rental machines	3,656	3,946
Less: Accumulated depreciation	1,946	1,962
Rental machines—net	1,710	1,984
Total—net	$14,165	$14,305

Note I.

Investments and Sundry Assets

($ in millions)

At December 31:	2009	2008*
Deferred transition and setup costs and other deferred arrangements**	$1,772	$1,548
Derivatives—noncurrent+	565	1,117
Alliance investments:
Equity method	115	167
Non-equity method	477	285
Prepaid software	312	370
Long-term deposits	310	277
Other receivables	617	238
Employee benefit-related	427	372
Other assets	783	685
Total	$5,379	$5,058

*                 Reclassified to conform with 2009 presentation.

**   Deferred transition and setup costs and other deferred arrangements are related to Global Services client arrangements. Also see note A, “Significant Accounting Policies,” on pages 70 to 79 for additional information.

+                 See note L, “Derivatives and Hedging Transactions,” on pages 92 through 96 for the fair value of all derivatives reported in the Consolidated Statement of Financial Position.

Note J.

Intangible Assets Including Goodwill

Intangible Assets

The following table details the company’s intangible asset balances by major asset class.

($ in millions)

	At December 31, 2009
	Gross		Net
	Carrying	Accumulated	Carrying
Intangible Asset Class	Amount	Amortization	Amount
Capitalized software	$1,765	$(846)	$919
Client-related	1,367	(677)	690
Completed technology	1,222	(452)	770
Patents/trademarks	174	(59)	115
Other*	94	(75)	19
Total	$4,622	$(2,109)	$2,513

*     Other intangibles are primarily acquired proprietary and nonproprietary business processes, methodologies and systems, and impacts from currency translator

($ in millions)

	At December 31, 2008
	Gross		Net
	Carrying	Accumulated	Carrying
Intangible asset class	Amount	Amortization	Amount
Capitalized software	$1,861	$(839)	$1,022
Client-related	1,532	(663)	869
Completed technology	1,167	(327)	840
Patents/trademarks	188	(76)	112
Other*	154	(121)	35
Total	$4,901	$(2,023)	$2,878

*     Other intangibles are primarily acquired proprietary and nonproprietary business processes, methodologies and systems, and impacts from currency translation

The net carrying amount of intangible assets decreased $365 million for the year ended December 31, 2009, primarily due to amortization of acquired intangibles. No impairment of intangible assets was recorded in any of the periods presented.

Total amortization was $1,221 million and $1,310 million for the years ended December 31, 2009 and 2008, respectively. The aggregate intangible amortization expense for acquired intangibles (excluding capitalized software) was $489 million and $520 million for the years ended December 31, 2009 and 2008,

Notes to Consolidated Financial Statements

INTERNATIONAL BUSINESS MACHINES CORPORATION AND SUBSIDIARY COMPANIES

respectively. In addition, in 2009 the company retired $1,147 million of fully amortized intangible assets, impacting both the gross carrying amount and accumulated amortization for this amount.

The amortization expense for each of the five succeeding years relating to intangible assets currently recorded in the Consolidated Statement of Financial Position is estimated to be the following at December 31, 2009:

($ in millions)

	Capitalized Software	Acquired Intangibles	Total
2010	$570	$422	$992
2011	277	373	650
2012	72	306	377
2013	—	277	277
2014	—	149	149

Goodwill

The changes in the goodwill balances by reportable segment, for the years ended December 31, 2009 and 2008, are as follows:

($ in millions)

Segment	Balance January 1, 2009	Goodwill Additions	Purchase Price Adjustments	Divestitures	Foreign Currency Translation and Other Adjustments	Balance December 31, 2009
Global Business Services	$3,870	$—	$—	$—	$172	$4,042
Global Technology Services	2,616	10	1	—	150	2,777
Software	10,966	994	(50)	(13)	708	12,605
Systems and Technology	772	—	(7)	—	1	766
Total	$18,226	$1,004	$(56)	$(13)	$1,031	$20,190

Segment	Balance January 1, 2008	Goodwill Additions	Purchase Price Adjustments	Divestitures	Foreign Currency Translation and Other Adjustments	Balance December 31, 2008
Global Business Services	$4,041	$—	$(4)	$(16)	$(151)	$3,870
Global Technology Services	2,914	68	(5)	—	(361)	2,616
Software	6,846	5,225	(85)	—	(1,018)	10,966
Systems and Technology	484	280	9	—	(1)	772
Total	$14,285	$5,573	$(85)	$(16)	$(1,531)	$18,226

Purchase price adjustments recorded in 2009 were related to acquisitions that were completed on or prior to December 31, 2008 and were still subject to the measurement period that ends at the earlier of 12 months from the acquisition date or when information becomes available. There were no goodwill impairment losses recorded in 2009 or 2008, and the company has no accumulated impairment losses.

Note K.

Borrowings

Short-Term Debt

($ in millions)

At December 31:	2009	2008
Commercial paper	$235	$468
Short-term loans	1,711	1,827
Long-term debt — current maturities	2,222	8,942
Total	$4,168	$11,236

The weighted-average interest rates for commercial paper at December 31, 2009 and 2008, were 0.1 percent and 3.1 percent, respectively. The weighted-average interest rates for short-term loans were 1.8 percent and 4.5 percent at December 31, 2009 and 2008, respectively.

Notes to Consolidated Financial Statements

INTERNATIONAL BUSINESS MACHINES CORPORATION AND SUBSIDIARY COMPANIES

Long-Term Debt

Pre-Swap Borrowing

($ in millions)

At December 31:	Maturities	2009		2008
U.S. Dollar Notes and Debentures (average interest rate at December 31, 2009):
3.33%	2010-2012	$5,456	*	$10,496
4.99%	2013-2014	3,332		5,053
6.63%	2015-2019	5,396		5,511
7.00%	2025	600		600
6.22%	2027	469		469
6.50%	2028	313		313
5.875%	2032	600		600
8.00%	2038	187		1,000
5.60%	2039	1,518		—
7.00%	2045	27		150
7.125%	2096	350		850
		18,247		25,041
Other currencies (average interest rate at December 31, 2009, in parentheses):
Euros (4.4%)	2010-2014	3,427		3,330
Japanese yen (1.5%)	2010-2014	1,565		1,457
Swiss francs (3.4%)	2011-2015	484		470
Other (5.5%)	2010-2013	285		203
		24,008		30,502
Less: Net unamortized discount		527		81
Add: Fair value adjustment**		673		1,210
		24,154		31,631
Less: Current maturities		2,222		8,942
Total		$21,932		$22,689

*      $1.6 billion in debt securities issued by IBM International Group Capital LLC, which is an indirect, 100 percent owned finance subsidiary of the company, is included in 2010—2012. Debt securities issued by IBM International Group Capital LLC are fully and unconditionally guaranteed by the company.

**   The portion of the fixed-rate debt obligations that is hedged is reflected in the Consolidated Statement of Financial Position as an amount equal to the sum of the debt’s carrying value plus a fair value adjustment representing changes in the fair value of the hedged debt obligations attributable to movements in benchmark interest rates.

Post-Swap Borrowing (Long-term Debt, Including Current Portion)

($ in millions)

	2009		2008
At December 31:	Amount	Average Rate	Amount	Average Rate
Fixed-rate debt*	$11,939	6.13%	$16,608	6.16%
Floating-rate debt**	12,215	1.22%	15,023	3.35%
Total	$24,154		$31,631

*      Includes $0 in 2009 and $1,700 million in 2008 of notional interest rate swaps that effectively convert floating-rate long-term debt into fixed-rate debt. (See note L, “Derivatives and Hedging Transactions,” on pages 92 through 96).

**   Includes $9,054 million in 2009 and $7,435 million in 2008 of notional interest rate swaps that effectively convert the fixed-rate long-term debt into floating-rate debt. (See note L, “Derivatives and Hedging Transactions,” on pages 92 through 96).

Notes to Consolidated Financial Statements

INTERNATIONAL BUSINESS MACHINES CORPORATION AND SUBSIDIARY COMPANIES

Pre-swap annual contractual maturities of long-term debt outstanding at December 31, 2009, are as follows:

($ in millions)

2010	$2,251
2011	3,953
2012	3,096
2013	3,778
2014	1,516
2015 and beyond	9,414
Total	$24,008

Debt Exchange

During the fourth quarter of 2009, the company completed an exchange of approximately $500 million principal amount of its 7.125 percent debentures due 2096, $123 million principal amount of its 7 percent debentures due 2045 and $813 million principal amount of its 8 percent notes due 2038, for approximately $1.5 billion of 5.60 percent senior notes due 2039 and cash of approximately $376 million. The exchange was conducted to retire high coupon long-dated debt in a favorable interest rate environment.

The debt exchange was accounted for as a non-revolving debt modification in accordance with U.S. GAAP and therefore it did not result in any gain or loss recorded in the Consolidated Statement of Earnings. Cash payments made will be amortized over the life of the new debt. Upfront fees with third parties in relation to the exchange were expensed as incurred.

Interest on Debt

($ in millions)

For the year ended December 31:	2009	2008	2007
Cost of financing	$706	$788	$811
Interest expense	404	687	753
Net investment derivative activity	(1)	(13)	(142)
Interest capitalized	13	15	9
Total interest paid and accrued	$1,122	$1,477	$1,431

Refer to the related discussion on page 124 in note V, “Segment Information,” for total interest expense of the Global Financing segment. See note L, “Derivatives and Hedging Transactions,” on pages 92 through 96 for a discussion of the use of currency and interest rate swaps in the company’s debt risk management program.

Lines of Credit

The company maintains a five-year, $10 billion Credit Agreement (the “Credit Agreement”), which expires on June 28, 2012. The total expense recorded by the company related to this facility was $6.3 million in 2009, $6.2 million in 2008 and $6.2 million in 2007. The amended Credit Agreement permits the company and its Subsidiary Borrowers to borrow up to $10 billion on a revolving basis. Borrowings of the Subsidiary Borrowers will be unconditionally backed by the company. The company may also, upon the agreement of either existing lenders, or of the additional banks not currently party to the Credit Agreement, increase the commitments under the Credit Agreement up to an additional $2.0 billion. Subject to certain terms of the Credit Agreement, the company and Subsidiary Borrowers may borrow, prepay and reborrow amounts under the Credit Agreement at any time during the Credit Agreement. Interest rates on borrowings under the Credit Agreement will be based on prevailing market interest rates, as further described in the Credit Agreement. The Credit Agreement contains customary representations and warranties, covenants, events of default, and indemnification provisions. The company believes that circumstances that might give rise to breach of these covenants or an event of default, as specified in the Credit Agreement are remote. The company’s other lines of credit, most of which are uncommitted, totaled approximately $9,790 million and $11,031 million at December 31, 2009 and 2008, respectively. Interest rates and other terms of borrowing under these lines of credit vary from country to country, depending on local market conditions.

($ in millions)

At December 31:	2009	2008
Unused lines:
From the committed global credit facility	$9,910	$9,888
From other committed and uncommitted lines	7,405	8,376
Total unused lines of credit	$17,314	$18,264

Note L.

Derivatives and Hedging Transactions

The company operates in multiple functional currencies and is a significant lender and borrower in the global markets. In the normal course of business, the company is exposed to the impact of interest rate changes and foreign currency fluctuations, and to a lesser extent equity changes and client credit risk. The company limits these risks by following established risk management policies and procedures, including the use of derivatives, and, where cost effective, financing with debt in the currencies in which assets are denominated. For interest rate exposures, derivatives are used to better align rate movements between the interest rates associated with the company’s lease and other financial assets and the interest rates associated with its financing debt. Derivatives are also used to manage the related cost of debt. For foreign currency exposures, derivatives are used to better manage the cash flow volatility arising from foreign exchange rate fluctuations.

Notes to Consolidated Financial Statements

INTERNATIONAL BUSINESS MACHINES CORPORATION AND SUBSIDIARY COMPANIES

As a result of the use of derivative instruments, the company is exposed to the risk that counterparties to derivative contracts will fail to meet their contractual obligations. To mitigate the counterparty credit risk, the company has a policy of only entering into contracts with carefully selected major financial institutions based upon their credit ratings and other factors. The company’s established policies and procedures for mitigating credit risk on principal transactions include reviewing and establishing limits for credit exposure and continually assessing the creditworthiness of counterparties. The right of set-off that exists under certain of these arrangements enables the legal entities of the company subject to the arrangement to net amounts due to and from the counterparty reducing the maximum loss from credit risk in the event of counterparty default. The company is also a party to collateral security arrangements with certain counterparties. These arrangements require the company to hold or post collateral (cash or U.S. Treasury securities) when the derivative fair values exceed contractually established thresholds. Posting thresholds can be fixed or can vary based on credit default swap pricing or credit ratings received from the major credit agencies. The aggregate fair value of all derivative instruments under these collateralized arrangements that were in a liability position at December 31, 2009 was $779 million for which the company has posted collateral of $37 million. Full overnight collateralization of these agreements would be required in the event that the company’s credit rating falls below investment grade or if its credit default swap spread exceeds 250 basis points, as applicable, pursuant to the terms of the collateral security arrangements. The aggregate fair value of derivative instruments in net asset positions as of December 31, 2009 was $838 million. This amount represents the maximum exposure to loss at the reporting date as a result of the counterparties failing to perform as contracted. This exposure is reduced by $573 million of liabilities included in master netting arrangements with those counterparties. The company does not offset derivative assets against liabilities in master netting arrangements nor does it offset receivables or payables recognized upon payment or receipt of cash collateral against the fair values of the related derivative instruments. At December 31, 2009, the company recorded $37 million in cash collateral related to all applicable derivative instruments in prepaid expenses and other current assets in the Consolidated Statement of Financial Position.

The company may employ derivative instruments to hedge the volatility in equity resulting from changes in currency exchange rates of significant foreign subsidiaries of the company with respect to the U.S. dollar. These instruments, designated as net investment hedges, expose the company to liquidity risk as the derivatives have an immediate cash flow impact upon maturity which is not offset by a cash flow from the translation of the underlying hedged equity. The company monitors the cash loss potential on an ongoing basis and may discontinue some of these hedging relationships by de-designating the derivative instrument to manage this liquidity risk. Although not designated as accounting hedges, the company may utilize derivatives to offset the changes in fair value of the de-designated instruments from the date of de-designation until maturity. The company expended $533 million related to maturities of derivative instruments that existed in qualifying net investment hedge relationships in the 12 months ending December 31, 2009. At December 31, 2009, the company had assets of $84 million, representing the fair value of derivative instruments in qualifying net investment hedge relationships. The weighted-average remaining maturity of these instruments at December 31, 2009 was 1.6 years. In addition, at December 31, 2009, the company had liabilities of $318 million representing the fair value of derivative instruments that were previously designated in qualifying net investment hedging relationships but were de-designated prior to December 31, 2009; of this amount $94 million is expected to mature over the next 12 months. The notional amount of these instruments at December 31, 2009 was $2.3 billion including original and offsetting transactions.

In its hedging programs, the company uses forward contracts, futures contracts, interest-rate swaps and cross-currency swaps, depending upon the underlying exposure. The company is not a party to leveraged derivative instruments.

A brief description of the major hedging programs, categorized by underlying risk, follows.

Interest Rate Risk

Fixed and Variable Rate Borrowings

The company issues debt in the global capital markets, principally to fund its financing lease and loan portfolio. Access to cost-effective financing can result in interest rate mismatches with the underlying assets. To manage these mismatches and to reduce overall interest cost, the company uses interest-rate swaps to convert specific fixed-rate debt issuances into variable-rate debt (i.e., fair value hedges) and to convert specific variable-rate debt issuances into fixed-rate debt (i.e., cash flow hedges). At December 31, 2009, the total notional amount of the company’s interest rate swaps was $9.1 billion.

Forecasted Debt Issuance

The company is exposed to interest rate volatility on forecasted debt issuances. To manage this risk, the company may use forward starting interest-rate swaps to lock in the rate on the interest payments related to the forecasted debt issuance. These swaps are accounted for as cash flow hedges. The company did not have any derivative instruments relating to this program outstanding at December 31, 2009.

Notes to Consolidated Financial Statements

INTERNATIONAL BUSINESS MACHINES CORPORATION AND SUBSIDIARY COMPANIES

Foreign Exchange Risk

Long-Term Investments in Foreign Subsidiaries (Net Investment)

A significant portion of the company’s foreign currency denominated debt portfolio is designated as a hedge of net investment to reduce the volatility in equity caused by changes in foreign currency exchange rates in the functional currency of major foreign subsidiaries with respect to the U.S. dollar. The company also uses cross-currency swaps and foreign exchange forward contracts for this risk management purpose. At December 31, 2009, the total notional amount of derivative instruments designated as net investment hedges was $1.0 billion.

Anticipated Royalties and Cost Transactions

The company’s operations generate significant nonfunctional currency, third-party vendor payments and intercompany payments for royalties and goods and services among the company’s non-U.S. subsidiaries and with the parent company. In anticipation of these foreign currency cash flows and in view of the volatility of the currency markets, the company selectively employs foreign exchange forward contracts to manage its currency risk. These forward contracts are accounted for as cash flow hedges. The maximum length of time over which the company is hedging its exposure to the variability in future cash flows is approximately four years. At December 31, 2009, the total notional amount of forward contracts designated as cash flow hedges of forecasted royalty and cost transactions was $18.7 billion with a weighted-average remaining maturity of 1.3 years.

Foreign currency Denominated Borrowings

The company is exposed to exchange rate volatility on foreign currency denominated debt. To manage this risk, the company employs cross-currency swaps to convert fixed-rate foreign currency denominated debt to fixed-rate debt denominated in the functional currency of the borrowing entity. These swaps are accounted for as cash flow hedges. The maximum length of time over which the company is hedging its exposure to the variability in future cash flows is approximately five years. At December 31, 2009, the total notional amount of cross-currency swaps designated as cash flow hedges of foreign currency denominated debt was $0.3 billion.

Subsidiary Cash and Foreign Currency Asset/Liability Management

The company uses its Global Treasury Centers to manage the cash of its subsidiaries. These centers principally use currency swaps to convert cash flows in a cost-effective manner. In addition, the company uses foreign exchange forward contracts to economically hedge, on a net basis, the foreign currency exposure of a portion of the company’s nonfunctional currency assets and liabilities. The terms of these forward and swap contracts are generally less than two years. The changes in the fair values of these contracts and of the underlying exposures are generally offsetting and are recorded in other (income) and expense in the Consolidated Statement of Earnings. At December 31, 2009, the total notional amount of derivative instruments in economic hedges of foreign currency exposure was $13.1 billion.

Equity Risk Management

The company is exposed to market price changes primarily related to certain obligations to employees. These exposures are primarily related to market price movements in certain broad equity market indices and in the company’s own common stock. Changes in the overall value of these employee compensation obligations are recorded in SG&A expense in the Consolidated Statement of Earnings. Although not designated as accounting hedges, the company utilizes derivatives, including equity swaps and futures, to economically hedge the exposures related to its employee compensation obligations. The derivatives are linked to the total return on certain broad market indices or the total return on the company’s common stock. They are recorded at fair value with gains or losses also reported in SG&A expense in the Consolidated Statement of Earnings. At December 31, 2009, the total notional amount of derivative instruments in economic hedges of these compensation obligations was $0.8 billion.

Other Risks

The company holds warrants to purchase shares of common stock in connection with various investments that are deemed derivatives because they contain net share or net cash settlement provisions. The amount of shares to be purchased under these agreements was immaterial at December 31, 2009. The company records the changes in the fair value of these warrants in other (income) and expense in the Consolidated Statement of Earnings.

The company is exposed to a potential loss if a client fails to pay amounts due under contractual terms. The company utilizes credit default swaps to economically hedge its credit exposures. These derivatives have terms of one year or less. The swaps are recorded at fair value with gains and losses reported in other (income) and expense in the Consolidated Statement of Earnings. The company did not have any derivative instruments relating to this program outstanding at December 31, 2009.

The following tables provide a quantitative summary of the derivative and non-derivative instrument related risk management activity as of and for the 12 months ended December 31, 2009:

Notes to Consolidated Financial Statements

INTERNATIONAL BUSINESS MACHINES CORPORATION AND SUBSIDIARY COMPANIES

Fair Values of Derivative Instruments on the Consolidated Statement of Financial Position

($ in millions)

	Fair value of derivative assets			Fair value of derivative liabilities
At December 31, 2009:	Designated as hedging instruments	Not designated as hedging instruments	Total	Designated as hedging instruments	Not designated as hedging instruments	Total
Interest rate contracts:
Prepaid expenses and other current assets	$43	$—	$43	$—	$—	$—
Investments and sundry assets	383	—	383	—	—	—
Other liabilities	—	—	—	2	—	2

Foreign exchange contracts:
Prepaid expenses and other current assets	74	151	225	—	—	—
Investments and sundry assets	156	26	182	—	—	—
Other accrued expenses and liabilities	—	—	—	602	304	906
Other liabilities	—	—	—	423	224	647

Equity contracts:
Prepaid expenses and other current assets	—	5	5	—	—	—
Other accrued expenses and liabilities	—	—	—	—	0	0

Fair value of derivative assets and liabilities	$656	$182	$838	$1,027	$528	$1,555
Total debt designated as hedging instruments:
Short-term debt	NA	NA	NA	$1,440	—	$1,440
Long-term debt	NA	NA	NA	2,618	—	2,618
Total			$838			$5,613

Notes to Consolidated Financial Statements

INTERNATIONAL BUSINESS MACHINES CORPORATION AND SUBSIDIARY COMPANIES

The Effect of Derivative Instruments on the Consolidated Statement of Earnings

($ in millions)

For the year ended December 31, 2009:

	Gain (loss) recognized in earnings
Derivative instruments in	Consolidated Statement of	Recognized on	Attributable to risk
fair value hedges	Earnings line item	derivatives(2)	being hedged(3)
Interest rate contracts	Cost of financing	$(172)	$344
	Interest expense	(97)	193
Total		$(269)	$537

	Gain (loss) recognized in earnings and other comprehensive income
			Effective portion	Ineffectiveness and
Derivative instruments in	Effective portion	Consolidated Statement	reclassified from	amounts excluded from
cash flow hedges	recognized in AOCI	of Earnings line item	AOCI to earnings	effectiveness testing(4)
Interest rate contracts	$(0)	Interest income	$(13)	$—
Foreign exchange contracts	(718)	Other (income) and expense	143	(3)
		Cost of sales	(49)
		SG&A expense	14
Total	$(718)		$94	$(3)

Gain (loss) recognized in earnings and other comprehensive income
			Effective portion	Ineffectiveness and
Derivative instruments in	Effective portion	Consolidated Statement	reclassified from	amounts excluded from
net investment hedges	recognized in AOCI	of Earnings line item	AOCI to earnings	effectiveness testing(5)
Foreign exchange contracts	$234	Interest income	$—	$1
		Other (income) and expense	$—	$—

Derivative instruments not designated as hedging instruments(1)	Consolidated Statement of Earnings line item	Gain (loss) recognized in earnings
Foreign exchange contracts	Other (income) and expense	$(128)
Equity contracts	SG&A expense	177
Total		$50

Note: AOCI represents Accumulated other comprehensive income/(loss) in Consolidated Statement of Changes in Equity.

(1)          See pages 76 and 77 for additional information on the purpose for entering into derivatives not designated as hedging instruments.

(2)          Includes changes in clean fair values of the derivative instruments in fair value hedging relationships and the periodic accrual for coupon payments required under these derivative contracts.

(3)          Includes basis adjustments to the carrying value of the hedged item recorded during the period and amortization of basis adjustments recorded on de-designated hedging relationships during the period.

(4)          Amount of gain (loss) recognized in income represents ineffectiveness on hedge relationships.

(5)          Amount of gain (loss) recognized in income represents amounts excluded from effectiveness assessment.

At December 31, 2009, in connection with cash flow hedges of anticipated royalties and cost transactions, the company recorded net losses of $718 million (before taxes), in accumulated other comprehensive income/(loss); $427 million of losses are expected to be reclassified to net income within the next 12 months, providing an offsetting economic impact against the underlying anticipated transactions. At December 31, 2009, net losses of approximately $18 million (before taxes), were recorded in accumulated other comprehensive income/(loss) in connection with cash flow hedges of the company’s borrowings; $10 million of losses are expected to be reclassified to net income within the next 12 months, providing an offsetting economic impact against the underlying transactions.

For the 12 months ending December 31, 2009, there were no significant gains or losses recognized in earnings representing hedge ineffectiveness or excluded from the assessment of hedge effectiveness (for fair value hedges), or associated with an underlying exposure that did not or was not expected to occur (for cash flow hedges); nor are there any anticipated in the normal course of business.

Refer to note A, “Significant Accounting Policies”, on pages 76 and 77 for additional information.

Notes to Consolidated Financial Statements

INTERNATIONAL BUSINESS MACHINES CORPORATION AND SUBSIDIARY COMPANIES

Note M.

Other Liabilities

($ in millions)

At December 31:	2009	2008*
Income tax reserves	$3,627	$3,557
Executive compensation accruals	1,160	860
Disability benefits	795	743
Derivative liabilities	649	702
Restructuring actions	441	476
Workforce reductions	409	415
Deferred taxes	470	270
Environmental accruals	245	246
Noncurrent warranty accruals	126	189
Asset retirement obligations	116	119
Other*	781	615
Total	$8,819	$8,192

*                 Reflects the adoption of the FASB guidance on noncontrolling interests in consolidated financial statements. See note B, “Accounting Changes”, on pages 79 to 82 for additional information.

In response to changing business needs, the company periodically takes workforce reduction actions to improve productivity, cost competitiveness and to rebalance skills. The noncurrent contractually obligated future payments associated with these activities are reflected in the workforce reductions caption in the previous table.

In addition, the company executed certain special actions as follows: (1) the second quarter of 2005 associated with Global Services segments, primarily in Europe, (2) the fourth quarter of 2002 associated with the acquisition of the PricewaterhouseCoopers consulting business, (3) the second quarter of 2002 associated with the Microelectronics Division and the rebalancing of both the company’s workforce and leased space resources, (4) the 2002 actions associated with the HDD business for reductions in workforce, manufacturing capacity and space, (5) the actions taken in 1999, and (6) the actions that were executed prior to 1994.

The table below provides a roll forward of the current and noncurrent liabilities associated with these special actions.  The current liabilities presented in the table are included in other accrued expenses and liabilities in the Consolidated Statement of Financial Position.

($ in millions)

	Liability			Liability
	as of		Other	as of
	Dec. 31, 2008	Payments	Adjustments*	Dec. 31, 2009
Current:
Workforce	$95	$(95)	$71	$71
Space	23	(21)	13	16
Other	7	—	(7)	—
Total current	$125	$(116)	$77	$87
Noncurrent:
Workforce	$453	$—	$(26)	$427
Space	23	—	(10)	14
Total Noncurrent	$476	$—	$(36)	$441

*                 The other adjustments column in the table above principally includes the reclassification of noncurrent to current, foreign currency translation adjustments and interest accretion.

The workforce accruals primarily relate to terminated employees who are no longer working for the company who were granted annual payments to supplement their incomes in certain countries. Depending on the individual country’s legal requirements, these required payments will continue until the former employee begins receiving pension benefits or passes away. The space accruals are for ongoing obligations to pay rent for vacant space that could not be sublet or space that was sublet at rates lower than the committed lease arrangement. The length of these obligations varies by lease with the longest extending through 2016.

The company employs extensive internal environmental protection programs that primarily are preventive in nature. The company also participates in environmental assessments and cleanups at a number of locations, including operating facilities, previously owned facilities and Superfund sites. The company’s maximum exposure for all environmental liabilities cannot be estimated and no amounts have been recorded for non-ARO environmental liabilities that are not probable or estimable. The total amounts accrued for non-ARO environmental liabilities, including amounts classified as current in the Consolidated Statement of Financial Position, that do not reflect actual or anticipated insurance recoveries, were $258 million and $267 million at December 31, 2009 and 2008, respectively. Estimated environmental costs are not expected to materially affect the consolidated financial position or consolidated results of the company’s operations in future periods. However, estimates of future costs are subject to change due to protracted cleanup periods and changing environmental remediation regulations.

As of December 31, 2009, the company was unable to estimate the range of settlement dates and the related probabilities

Notes to Consolidated Financial Statements

INTERNATIONAL BUSINESS MACHINES CORPORATION AND SUBSIDIARY COMPANIES

for certain asbestos remediation AROs. These conditional AROs are primarily related to the encapsulated structural fireproofing that is not subject to abatement unless the buildings are demolished and non-encapsulated asbestos that the company would remediate only if it performed major renovations of certain existing buildings. Because these conditional obligations have indeterminate settlement dates, the company could not develop a reasonable estimate of their fair values. The company will continue to assess its ability to estimate fair values at each future reporting date. The related liability will be recognized once sufficient additional information becomes available. The total amounts accrued for ARO liabilities, including amounts classified as current in the Consolidated Statement of Financial Position were $126 million and $127 million at December 31, 2009 and 2008, respectively.

Note N.

Equity Activity

The authorized capital stock of IBM consists of 4,687,500,000 shares of common stock with a $.20 per share par value, of which 1,305,337,423 shares were outstanding at December 31, 2009 and 150,000,000 shares of preferred stock with a $.01 per share par value, none of which were outstanding at December 31, 2009.

Stock Repurchases

The Board of Directors authorizes the company to repurchase IBM common stock. The company repurchased 68,650,727 common shares at a cost of $7,534 million, 89,890,347 common shares at a cost of $10,563 million and 178,385,436 common shares at a cost of $18,783 million in 2009, 2008 and 2007, respectively. These amounts reflect transactions executed through December 31 of each year. Actual cash disbursements for repurchased shares may differ due to varying settlement dates for these transactions.

Included in the 2007 repurchases highlighted above, in May 2007, IBM International Group (IIG), a wholly owned foreign subsidiary of the company, repurchased 118.8 million shares of common stock for $12.5 billion under accelerated share repurchase (ASR) agreements with three banks.

Pursuant to the ASR agreements, executed on May 25, 2007, IIG paid an initial purchase price of $105.18 per share for the repurchase. The initial purchase price was subject to adjustment based on the volume weighted-average price of IBM common stock over a settlement period of three months for each of the banks. The adjustment also reflected certain other amounts including the banks’ carrying costs, compensation for ordinary dividends declared by the company during the settlement period and interest benefits for receiving the $12.5 billion payment in advance of the anticipated purchases by each bank of shares in the open market during the respective settlement periods. The adjustment amount could be settled in cash, registered shares or unregistered shares at IIG’s option. Under the ASR agreements, IIG had a separate settlement with each of the three banks. The first settlement occurred on September 6, 2007, resulting in a settlement payment to the bank of $151.8 million. The second settlement occurred on December 5, 2007, resulting in a settlement payment to the bank of $253.1 million. The third settlement occurred on March 4, 2008, resulting in a settlement payment to the company of $54.2 million. The adjusted average price paid per share during the ASR was $108.13, resulting in a total purchase price of $12,581 million. The $351 million difference was settled in cash. The settlement amounts were paid in cash at the election of IIG in accordance with the provisions of the ASR agreements and were recorded as adjustments to equity in the Consolidated Statement of Financial Position on the settlement dates.

The company issued 6,408,265 treasury shares in 2009, 5,882,800 treasury shares in 2008 and 9,282,055 treasury shares in 2007, as a result of exercises of stock options by employees of certain recently acquired businesses and by non-U.S. employees. At December 31, 2009, $6,113 million of Board common stock repurchase authorization was still available. The company plans to purchase shares on the open market or in private transactions from time to time, depending on market conditions. In connection with the issuance of stock as part of the company’s stock-based compensation plans, 1,550,846 common shares at a cost of $161 million, 1,505,107 common shares at a cost of $166 million and 1,282,131 common shares at a cost of $134 million in 2009, 2008 and 2007, respectively, were remitted by employees to the company in order to satisfy minimum statutory tax withholding requirements. These amounts are included in the treasury stock balance in the Consolidated Statement of Financial Position and the Consolidated statement of Changes in Equity.

Accumulated Other Comprehensive Income/(Loss) (net of tax)

($ in millions)

	Net Unrealized		Net Change	Net Unrealized	Accumulated
	Gains/(Losses)	Foreign Currency	Retirement-	Gains/(Losses)	Other
	on Cash Flow	Translation	related	on Marketable	Comprehensive
	Hedge Derivatives	Adjustments*	Benefit Plans	Securities	Income/(Loss)
December 31, 2007	$(227)	$3,655	$(7,168)	$325	$(3,414)
Change for period	301	(3,552)	(14,856)	(324)	(18,431)
December 31, 2008	74	103	(22,025)	2	(21,845)
Change for period	(556)	1,732	1,727	111	3,015
December 31, 2009	$(481)	$1,836	$(20,297)	$113	$(18,830)

* Foreign currency translation adjustments are presented gross except for any associated hedges which are presented net of tax.

Notes to Consolidated Financial Statements

INTERNATIONAL BUSINESS MACHINES CORPORATION AND SUBSIDIARY COMPANIES

Net Change in Unrealized Gains/(Losses) on Marketable Securities (net of tax)

($ in millions)

For the period ended December 31:	2009	2008
Net unrealized gains/(losses) arising during the period	$72	$(224)
Less: Net (losses)/gains included in net income for the period*	(39)	100
Net change in unrealized gains/(losses) on marketable securities	$111	$(324)

* Includes writedowns of $16.2 million and $3.0 million in 2009 and 2008, respectively.

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

The following is a summary of the more significant legal matters involving the company.

The company is a defendant in an action filed on March 6, 2003 in state court in Salt Lake City, Utah by the SCO Group (SCO v. IBM). The company removed the case to Federal Court in Utah. Plaintiff is an alleged successor in interest to some of AT&T’s UNIX IP rights, and alleges copyright infringement, unfair competition, interference with contract and breach of contract with regard to the company’s distribution of AIX and Dynix and contribution of code to Linux. The company has asserted counterclaims, including breach of contract, violation of the Lanham Act, unfair competition, intentional torts, unfair and deceptive trade practices, breach of the General Public License that governs open source distributions, promissory estoppel and copyright infringement. In October 2005, the company withdrew its patent counterclaims in an effort to simplify and focus the issues in the case and to expedite their resolution. Motions for summary judgment were heard in March 2007, and the court has not yet issued its decision. On August 10, 2007, the court in another suit, the SCO Group, Inc. v. Novell, Inc., issued a decision and order determining, among other things, that Novell is the owner of UNIX and UnixWare copyrights, and obligating SCO to recognize Novell’s waiver of SCO’s claims against IBM and Sequent for breach of UNIX license agreements. At the request of the court in SCO v. IBM, on August 31, 2007, each of the parties filed a status report with the court concerning the effect of the August 10th Novell ruling on the SCO v. IBM case, including the pending motions. On September 14, 2007, plaintiff filed for bankruptcy protection, and all proceedings in this case were stayed. In the SCO v. Novell case, on November 25, 2008, SCO filed its notice of appeal to the U.S. Court of Appeals for the Tenth Circuit, which included an appeal of the August 10, 2007 ruling; on August 24, 2009, the U.S. Court of Appeals reversed the August 10, 2007 ruling and remanded the SCO v. Novell case for trial. On August 25, 2009, the U.S. Bankruptcy Court for the District of Delaware approved the appointment of a Chapter 11 Trustee of SCO.

On November 29, 2006, the company filed a lawsuit against Platform Solutions, Inc. (PSI) in the United States District Court for the Southern District of New York, alleging that PSI violated certain intellectual property rights of IBM. PSI asserted counterclaims against IBM. On January 11, 2008, the court permitted T3 Technologies, a reseller of PSI computer systems, to intervene as a counterclaim-plaintiff. T3 claimed that IBM violated certain antitrust laws by refusing to license its patents and trade secrets to PSI and by tying the sales of its mainframe computers to its mainframe operating systems. On June 30, 2008, IBM acquired PSI. As a result of this transaction, IBM and PSI dismissed all claims against each other, and PSI withdrew a complaint it had filed with the European Commission in October 2007 with regard to IBM. On September 30, 2009, the court granted IBM’s motion for summary judgment and dismissed T3’s claims against IBM. This decision is subject to appeal by T3. In January 2009, T3 filed a complaint with the European Commission alleging that IBM violated European Commission competition law based on the facts alleged in the above-referenced U.S. litigation. IBM has been notified that the U.S. Department of Justice (DOJ) is investigating possible antitrust violations by IBM. The DOJ has requested certain information, including the production of materials from the litigation between T3 and IBM.

The company is a defendant in an action filed on December 14, 2009 in the United States District Court for the Western District of Texas by Neon Enterprise Software, LLC. Neon alleges that the company has interfered with Neon’s efforts to license its zPrime software. They seek damages and injunctive relief. In late January 2010, IBM filed its answer to Neon’s complaint and asserted counterclaims against Neon.

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

The company was a defendant in a civil lawsuit brought in Tokyo District Court by Tokyo Leasing Co., Ltd., which sought to recover losses that it allegedly suffered after IXI Co., Ltd. initiated civil rehabilitation (bankruptcy) proceedings in Japan and apparently failed to pay Tokyo Leasing amounts for which Tokyo Leasing sought to hold IBM and others liable. The claims in this suit included tort and breach of contract. The action against IBM was resolved in December 2009 and is no longer pending.

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

The company is also subject to ongoing tax examinations and governmental assessments in various jurisdictions. Along with many other U.S. companies doing business in Brazil, the company is involved in various challenges with Brazilian authorities regarding non-income tax assessments and non-income tax litigation matters. These matters include claims for taxes on the importation of computer software. In november 2008, the company won a significant case in the Superior Chamber of the federal administrative tax court in Brazil, and in late July 2009, the company received written confirmation regarding this decision. The total potential amount related to the remaining matters for all applicable years is approximately $600 million. The company believes it will prevail on these matters and that this amount is not a meaningful indicator of liability.

The company records a provision with respect to a claim, suit, investigation or proceeding when it is probable that a liability has been incurred and the amount of the loss can be reasonably estimated. Claims and proceedings are reviewed at least quarterly and provisions are taken or adjusted to reflect the impact and status of settlements, rulings, advice of counsel and other information pertinent to a particular matter. Any recorded liabilities, including any changes to such liabilities for the year ended December 31, 2009, were not material to the Consolidated Financial Statements. Based on its experience, the company believes that the damage amounts claimed in the matters previously referred to are not a meaningful indicator of the potential liability. Claims, suits, investigations and proceedings are inherently uncertain and it is not possible to predict the ultimate outcome of the matters previously discussed. While the company will continue to defend itself vigorously, it is possible that the company’s business, financial condition, results of operations or cash flows could be affected in any particular period by the resolution of one or more of these matters.

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

Notes to Consolidated Financial Statements

INTERNATIONAL BUSINESS MACHINES CORPORATION AND SUBSIDIARY COMPANIES

Commitments

The company’s extended lines of credit to third-party entities include unused amounts of $3,576 million and $3,857 million at December 31, 2009 and 2008, respectively. A portion of these amounts was available to the company’s business partners to support their working capital needs. In addition, the company has committed to provide future financing to its clients in connection with client purchase agreements for approximately $2,788 million and $3,342 million at December 31, 2009 and 2008, respectively. The change over the prior year was due to decreased signings of long-term IT infrastructure arrangements in which financing is committed by the company to fund a client’s future purchases from the company.

The company has applied the guidance requiring a guarantor to disclose certain types of guarantees, even if the likelihood of requiring the guarantor’s performance is remote. The following is a description of arrangements in which the company is the guarantor.

The company is a party to a variety of agreements pursuant to which it may be obligated to indemnify the other party with respect to certain matters. Typically, these obligations arise in the context of contracts entered into by the company, under which the company customarily agrees to hold the other party harmless against losses arising from a breach of representations and covenants related to such matters as title to assets sold, certain IP rights, specified environmental matters, third-party performance of nonfinancial contractual obligations and certain income taxes. In each of these circumstances, payment by the company is conditioned on the other party making a claim pursuant to the procedures specified in the particular contract, which procedures typically allow the company to challenge the other party’s claims. While typically indemnification provisions do not include a contractual maximum on the company’s payment, the company’s obligations under these agreements may be limited in terms of time and/or nature of claim, and in some instances, the company may have recourse against third parties for certain payments made by the company.

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

In addition, the company guarantees certain loans and financial commitments. The maximum potential future payment under these financial guarantees was $85 million and $50 million at December 31, 2009 and 2008, respectively. The fair value of the guarantees recognized in the Consolidated Statement of Financial Position is not material.

Note P.

Taxes

($ in millions)

For the year ended December 31:	2009	2008	2007
Income from continuing operations before income taxes:
U.S. operations	$9,524	$8,424	$7,667
Non-U.S. operations	8,614	8,291	6,822
Total income from continuing operations before income taxes	$18,138	$16,715	$14,489

The continuing operations provision for income taxes by geographic operations is as follows:

($ in millions)

For the year ended December 31:	2009	2008	2007
U.S. operations	$2,427	$2,348	$2,280
Non-U.S. operations	2,286	2,033	1,791
Total continuing operations provision for income taxes	$4,713	$4,381	$4,071

The components of the continuing operations provision for income taxes by taxing jurisdiction are as follows:

($ in millions)

For the year ended December 31:	2009	2008	2007
U.S. federal:
Current	$473	$338	$1,085
Deferred	1,341	1,263	683
	1,814	1,601	1,768
U.S. state and local:
Current	120	216	141
Deferred	185	205	(19)
	305	421	122
Non-U.S.:
Current	2,347	1,927	2,105
Deferred	247	432	76
	2,594	2,359	2,181
Total continuing operations provision for income taxes	4,713	4,381	4,071
Provision for social security, real estate, personal property and other taxes	3,986	4,076	3,832
Total taxes included in income from continuing operations	$8,699	$8,457	$7,903

Notes to Consolidated Financial Statements

INTERNATIONAL BUSINESS MACHINES CORPORATION AND SUBSIDIARY COMPANIES

A reconciliation of the statutory U.S. federal tax rate to the company’s continuing operations effective tax rate is as follows:

For the year ended December 31:	2009	2008	2007
Statutory rate	35%	35%	35%
Foreign tax differential	(9)	(8)	(6)
State and local	1	1	1
Other	(1)	(2)	(2)
Effective rate	26%	26%	28%

The effect of tax law changes on deferred tax assets and liabilities did not have a material impact on the company’s effective tax rate.

The significant components of deferred tax assets and liabilities that are recorded in the Consolidated Statement of Financial Position were as follows:

Deferred Tax Assets

($ in millions)

At December 31:	2009	2008*
Retirement benefits	$3,921	$5,215
Share-based and other compensation	1,853	2,579
Domestic tax loss/credit carryforwards	859	862
Deferred income	847	739
Foreign tax loss/credit carryforwards	680	642
Bad debt, inventory and warranty reserves	605	561
Capitalized research and development	539	795
Depreciation	485	388
Other	1,999	1,863
Gross deferred tax assets	11,788	13,644
Less: valuation allowance	812	720
Net deferred tax assets	$10,976	$12,924

* Reclassified to conform with 2009 presentation.

Deferred Tax Liabilities

($ in millions)

At December 31:	2009	2008*
Leases	$2,129	$1,913
Depreciation	1,138	941
Goodwill and intangible assets	639	552
Software development costs	409	449
Retirement benefits	389	104
Other	874	697
Gross deferred tax liabilities	$5,578	$4,656

* Reclassified to conform with 2009 presentation.

For income tax return purposes, the company has foreign and domestic loss carryforwards, the tax effect of which is $860 million as well as domestic and foreign credit carryforwards of $679 million. Substantially all of these carryforwards are available for at least two years or are available for ten years or more.

The company has certain foreign tax loss carryforwards that have not been reflected in the gross deferred tax asset balance due to the level of uncertainty associated with the sustainability of the losses which are under examination by the local taxing authority. The tax benefit of these losses approximated $930 million at December 31, 2009. In addition, during the second quarter of 2009, foreign tax losses were utilized against a prior year tax liability resulting in a cash benefit of approximately $360 million. However, the company has recorded an unrecognized tax benefit for the entire amount received given the degree of uncertainty in sustaining the associated tax benefit. The company expects that the local taxing authority will complete its field examination in early 2010.

The valuation allowance at December 31, 2009, principally applies to certain foreign, state and local loss carryforwards that, in the opinion of management, are more likely than not to expire unutilized. However, to the extent that tax benefits related to these carryforwards are realized in the future, the reduction in the valuation allowance will reduce income tax expense. The year-to-year change in the allowance balance was an increase of $92 million.

The amount of unrecognized tax benefits at December 31, 2009 increased by $892 million in 2009 to $4,790 million. A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

($ in millions)

	2009	2008	2007
Balance at January 1	$3,898	$3,094	$2,414
Additions based on tax positions related to the current year	554	1,481	745
Additions for tax positions of prior years	634	747	195
Reductions for tax positions of prior years (including impacts due to a lapse in statute)	(277)	(1,209)	(144)
Settlements	(19)	(215)	(116)
Balance at December 31	$4,790	$3,898	$3,094

The additions to the unrecognized tax benefits related to the current and prior years are primarily attributable to non-U.S. issues, certain tax incentives and credits, acquisition-related matters and other non-U.S. and state matters.

Notes to Consolidated Financial Statements

INTERNATIONAL BUSINESS MACHINES CORPORATION AND SUBSIDIARY COMPANIES

The settlements and reductions to the unrecognized tax benefits for tax positions of prior years are primarily attributable to the conclusion of the company’s various U.S., state and non-U.S. income tax examinations and various non-U.S. matters including impacts due to lapses in statutes of limitation.

The liability at December 31, 2009 of $4,790 million can be reduced by $577 million of offsetting tax benefits associated with the correlative effects of potential transfer pricing adjustments, state income taxes and timing adjustments. The net amount of $4,213 million, if recognized, would favorably affect the company’s effective tax rate. The net amounts at December 31, 2008 and December 31, 2007 were $3,366 million and $2,598 million, respectively.

Interest and penalties related to income tax liabilities are included in income tax expense. During the year ended December 31, 2009, the company recognized $193 million in interest and penalties; in 2008, the company recognized $96 million in interest and penalties and in 2007, the company recognized $85 million in interest and penalties. The company has $479 million for the payment of interest and penalties accrued at December 31, 2009 and had $286 million accrued at December 31, 2008.

Within the next 12 months, the company believes it is reasonably possible that the total amount of unrecognized tax benefits associated with certain positions may be significantly reduced. The potential decrease in the amount of unrecognized tax benefits is primarily associated with the possible resolution of the company’s U.S. income tax audit for 2006 and 2007, as well as various non-U.S. audits. Specific positions that may be resolved, and that may significantly reduce the related amount of unrecognized tax benefits, include transfer pricing matters, tax incentives and credits as well as various other foreign tax matters including foreign tax loss utilization. The company estimates that the unrecognized tax benefits at December 31, 2009 could be reduced by approximately $1,100 million.

With limited exception, the company is no longer subject to U.S. federal, state and local or non-U.S. income tax audits by taxing authorities for years through 2003. The years subsequent to 2003 contain matters that could be subject to differing interpretations of applicable tax laws and regulations as it relates to the amount and/or timing of income, deductions and tax credits. Although the outcome of tax audits is always uncertain, the company believes that adequate amounts of tax and interest have been provided for any adjustments that are expected to result for these years.

During the fourth quarter of 2008, the U.S. Internal Revenue Service (IRS) concluded its examination of the company’s income tax returns for 2004 and 2005 and issued a final Revenue Agent’s Report (RAR). The company has agreed with all of the adjustments contained in the RAR, with the exception of a proposed adjustment, with a pre-tax amount in excess of $2 billion, relating to valuation matters associated with the intercompany transfer of certain intellectual property in 2005 and computational issues related to certain tax credits. The company disagrees with the IRS position on these specific matters and in March 2009 filed a protest with the IRS Appeals Office.

The audit of the company’s 2006 and 2007 U.S. income tax returns commenced in the first quarter of 2009. The company anticipates that this audit will be completed by the end of 2010.

The company has not provided deferred taxes on $26.0 billion of undistributed earnings of non-U.S. subsidiaries at December 31, 2009, as it is the company’s policy to indefinitely reinvest these earnings in non-U.S. operations. However, the company periodically repatriates a portion of these earnings to the extent that it does not incur an additional U.S. tax liability. Quantification of the deferred tax liability, if any, associated with indefinitely reinvested earnings is not practicable.

For additional information on the company’s effective tax rate refer to the “Looking Forward” section of the Management Discussion on pages 47 to 49.

Note Q.

Research, Development and Engineering

RD&E expense was $5,820 million in 2009, $6,337 million in 2008 and $6,153 million in 2007.

The company incurred expense of $5,523 million in 2009, $6,015 million in 2008 and $5,754 million in 2007 for scientific research and the application of scientific advances to the development of new and improved products and their uses, as well as services and their application. Within these amounts, software-related expense was $2,991 million, $3,359 million and $3,037 million in 2009, 2008 and 2007, respectively. In addition, included in the expense was a charge of $24 million in 2008 for acquired IPR&D.

Expense for product-related engineering was $297 million, $322 million and $399 million in 2009, 2008 and 2007, respectively.

Notes to Consolidated Financial Statements

INTERNATIONAL BUSINESS MACHINES CORPORATION AND SUBSIDIARY COMPANIES

Note R.

Earnings Per Share of Common Stock

The following table presents the computation of basic and diluted earnings per share of common stock.

For the year ended December 31:	2009	2008		2007
Weighted-average number of shares on which earnings per share calculations are based:
Basic:	1,327,157,410	1,369,367,069	*	1,433,935,221	*
Add — incremental shares under stock-based compensation plans	12,258,864	16,617,801	*	18,145,715	*
Add — incremental shares associated with Accelerated Share Repurchase agreements	—	—		1,891,095
Add — incremental shares associated with convertible notes	—	—		1,362,191
Add — incremental shares associated with contingently issuable shares	1,936,480	1,812,328		1,546,529
Assuming dilution	1,341,352,754	1,387,797,198	*	1,456,880,751	*

($ in millions except per share amounts)
Basic:
Income from continuing operations	$13,425	$12,334		$10,418
Income/(loss) from discontinued operations	—	—		(00)
Net income from total operations on which basic earnings per share is calculated	$13,425	$12,334		$10,418
Assuming dilution:
Income from continuing operations	$13,425	$12,334		$10,418
Less — net income applicable to contingently issuable shares	—	1		—
Income/(loss) from discontinued operations	—	—		(00)
Net income from total operations on which diluted earnings per share is calculated	$13,425	$12,333		$10,418
Earnings/(loss) per share of common stock:
Assuming dilution:
Continuing operations	$10.01	$8.89	*	$7.15	*
Discontinued operations	—	—		(0.00)
Total assuming dilution	$10.01	$8.89	*	$7.15	*
Basic:
Continuing operations	$10.12	$9.02	*	$7.27	*
Discontinued operations	—	—		(0.00)
Total basic	$10.12	$9.02	*	$7.27	*

* Reflects the adoption of the FASB guidance in determining whether instruments granted in share-based payment transactions are participating securities. See note B, “Accounting Changes,” on pages 79 to 82 for additional information.

Stock options to purchase 612,272 common shares in 2009, 42,981,463 common shares in 2008 and 62,782,516 common shares in 2007 were outstanding, but were not included in the computation of diluted earnings per share because the exercise price of the options was greater than the average market price of the common shares for the applicable full year, and therefore, the effect would have been antidilutive.

Note S.

Rental Expense and Lease Commitments

Rental expense from continuing operations, including amounts charged to inventories and fixed assets, and excluding amounts previously reserved, was $1,677 million in 2009, $1,681 million in 2008 and $1,559 million in 2007. Rental expense in agreements

Notes to Consolidated Financial Statements

INTERNATIONAL BUSINESS MACHINES CORPORATION AND SUBSIDIARY COMPANIES

with rent holidays and scheduled rent increases is recorded on a straight-line basis over the lease term. Contingent rentals are included in the determination of rental expense as accruable. The table below depicts gross minimum rental commitments from continuing operations under noncancelable leases, amounts related to vacant space associated with infrastructure reductions and restructuring actions taken through 1994, and in 1999, 2002 and 2005 (previously reserved), sublease income commitments and capital lease commitments. These amounts reflect activities primarily related to office space, as well as manufacturing facilities.

($ in millions)

	2010	2011	2012	2013	2014	Beyond 2014
Operating lease commitments:
Gross minimum rental commitments (including vacant space below)	$1,504	$1,281	$982	$769	$626	$776
Vacant space	$69	$37	$18	$9	$8	$9
Sublease income commitments	$52	$27	$15	$8	$4	$2
Capital lease commitments	$64	$25	$32	$31	$13	—

Note T.

Stock-Based Compensation

Stock-based compensation cost is measured at grant date, based on the fair value of the award, and is recognized over the employee requisite service period. See note A, “Significant Accounting Policies,” on page 76 for additional information.

The following table presents total stock-based compensation cost included in the Consolidated Statement of Earnings.

($ in millions)

For the year ended December 31:	2009	2008	2007
Cost	$94	$116	$166
Selling, general and administrative	417	484	480
Research, development and engineering	47	58	68
Other (income) and expense*	—	—	(1)
Pre-tax stock-based compensation cost	558	659	713
Income tax benefits	(221)	(224)	(248)
Total stock-based compensation cost	$337	$435	$464

* Reflects the one-time effects of the divestiture of the Printing Systems business in the second quarter of 2007.

Total unrecognized compensation cost related to non-vested awards at December 31, 2009 and 2008 was $1,082 million and $1,076 million, respectively, and is expected to be recognized over a weighted-average period of approximately 2.5 years.

There was no significant capitalized stock-based compensation cost at December 31, 2009, 2008 and 2007.

Incentive Awards

Stock-based incentive awards are provided to employees under the terms of the company’s long-term performance plans (the “Plans”). The Plans are administered by the Executive Compensation and Management Resources Committee of the Board of Directors (the “Committee”). Awards available under the Plans principally include stock options, restricted stock units, performance share units or any combination thereof. The nonmanagement members of the IBM Board of Directors also received stock options under a director stock option plan through December 31, 2006. The director stock option plan was terminated effective January 1, 2007.

The amount of shares originally authorized to be issued under the company’s existing Plans was 274.1 million at December 31, 2009 and 2008. In addition, certain incentive awards granted under previous Plans, if and when those awards were canceled, could be reissued under the company’s existing Plans. As such, 66.4 million and 47.6 million additional awards were considered authorized to be issued under the company’s existing Plans as of December 31, 2009 and 2008, respectively. There were 1.9 million and 23.8 million option awards outstanding (which were included in the total options outstanding at December 31, 2009 and 2008, respectively) under previous Plans that, if and when canceled, would increase the number of authorized shares. There were 140.4 million and 130.1 million unused shares available to be granted under the Plans as of December 31, 2009 and 2008, respectively.

Under the company’s long-standing practices and policies, all awards are approved prior to or on the date of grant. The exercise price of at-the-money stock options is the average of the high and low market price on the date of grant. The options

Notes to Consolidated Financial Statements

INTERNATIONAL BUSINESS MACHINES CORPORATION AND SUBSIDIARY COMPANIES

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

Stock Options

Stock Options are awards which allow the employee to purchase shares of the company’s stock at a fixed price. Stock options are granted at an exercise price equal to the company stock price on the date of grant. These awards, which generally vest 25 percent per year, are fully vested four years from the date of grant and have a contractual term of ten years. The company also had a stock-based program under the Plans for its senior executives, designed to drive improved performance and increase the ownership executives have in the company. These executives had the opportunity to receive at-the-money stock options by agreeing to defer a certain percentage of their annual incentive compensation into IBM equity, where it is held for three years or until retirement. In 2005, this program was expanded to cover all executives of the company. Options under this program become fully vested three years from the date of grant and have a contractual term of ten years. The plan element permitting executives to defer annual incentive compensation into IBM equity and receive at-the-money stock options was terminated at December 31, 2006.

The company estimates the fair value of stock options using the Black-Scholes valuation model. Key inputs and assumptions used to estimate the fair value of stock options include the grant price of the award, the expected option term, volatility of the company’s stock, the risk-free rate and the company’s dividend yield. Estimates of fair value are not intended to predict actual future events or the value ultimately realized by employees who receive equity awards, and subsequent events are not indicative of the reasonableness of the original estimates of fair value made by the company.

The fair value of each stock option grant was estimated at the date of grant using a Black-Scholes option pricing model. The following table presents the weighted-average assumptions used in the valuation and the resulting weighted-average fair value per option granted.

For the year ended December 31:	2009*	2008*	2007
Option term (years)**	—	—	5
Volatility+	—	—	23.1%
Risk-free interest rate (zero coupon U.S. treasury note)	—	—	4.5%
Dividend yield	—	—	1.4%
Weighted-average fair value per option granted	—	—	$26

*      During the years ended December 31, 2009 and 2008, the company did not grant stock options.

**   The option term is the number of years that the company estimates, based upon history, that options will be outstanding prior to exercise or forfeiture.

+      The company’s estimates of expected volatility are principally based on daily price changes of the company’s stock over the expected option term, as well as the additional requirements included in accounting guidance on share-based payments.

The following table summarizes option activity under the Plans during the years ended December 31, 2009, 2008 and 2007.

	2009		2008		2007
	Wtd. Avg.	No. of Shares	Wtd. Avg.	No. of Shares	Wtd. Avg.	No. of Shares
	Exercise Price	Under Option	Exercise Price	Under Option	Exercise Price	Under Option
Balance at January 1	$102	119,307,170	$100	157,661,257	$95	207,663,223
Options granted	—	—	—	—	103	1,087,381
Options exercised	120	(28,100,192)	91	(36,282,000)	77	(46,961,380)
Options canceled/expired	127	(17,996,521)	109	(2,072,087)	106	(4,127,967)
Balance at December 31	$98	73,210,457	$102	119,307,170	$100	157,661,257
Exercisable at December 31	$98	72,217,126	$102	114,445,381	$100	144,092,169

Notes to Consolidated Financial Statements

INTERNATIONAL BUSINESS MACHINES CORPORATION AND SUBSIDIARY COMPANIES

The shares under option at December 31, 2009 were in the following exercise price ranges:

	Options Outstanding
				Wtd. Avg.
	Wtg. Avg.	Number	Aggregate	Remaining
	Exercise	of Shares	Intrinsic	Contractual
Exercise Price Range	Price	Under Option	Value	Life (in years)
$61-$85	$77	17,468,272	$940,917,103	3.2
$86-$105	98	32,894,001	1,067,822,966	3.4
$106 and over	112	22,848,184	432,260,579	1.5
	$98	73,210,457	$2,441,000,648	2.8

	Options Exercisable
				Wtd. Avg.
	Wtd. Avg.	Number	Aggregate	Remaining
	Exercise	of Shares	Intrinsic	Contractual
Exercise Price Range	Price	Under Option	Value	Life (in years)
$61-$85	$77	17,439,702	$939,529,901	3.2
$86-$105	98	31,929,240	1,039,848,239	3.3
$106 and over	112	22,848,184	432,260,579	1.5
	$98	72,217,126	$2,411,638,719	2.7

In connection with various acquisition transactions, there were an additional 1.1 million options outstanding at December 31, 2009, as a result of the company’s assumption of options granted by the acquired entities. The weighted-average exercise price of these options was $76 per share.

Exercises of Employee Stock Options

The total intrinsic value of options exercised during the years ended December 31, 2009, 2008 and 2007 was $639 million, $1,073 million and $1,414 million, respectively. The total cash received from employees as a result of employee stock option exercises for the years ended December 31, 2009, 2008 and 2007 was approximately $2,744 million, $3,320 million and $3,619 million, respectively. In connection with these exercises, the tax benefits realized by the company for the years ended December 31, 2009, 2008 and 2007 were $243 million, $356 million and $481 million, respectively.

The company settles employee stock option exercises primarily with newly issued common shares and, occasionally, with treasury shares. Total treasury shares held at December 31, 2009 and 2008 were approximately 822 million and 758 million shares, respectively.

Stock Awards

In lieu of stock options, currently the company grants its employees stock awards. These awards are made in the form of Restricted Stock Units (RSUs), including Retention Restricted Stock Units (RRSUs), or Performance Share Units (PSUs). RSUs are stock awards granted to employees that entitle the holder to shares of common stock as the award vests, typically over a one- to five-year period. The fair value of the awards is determined and fixed on the grant date based on the company’s stock price. For RSUs awarded after December 31, 2007, dividend equivalents will not be paid. The fair value of such RSUs is determined and fixed on the grant date based on the company’s stock price adjusted for the exclusion of dividend equivalents.

The tables on page 108 summarize RSU and PSU activity under the Plans during the years ended December 31, 2009, 2008 and 2007.

Notes to Consolidated Financial Statements

INTERNATIONAL BUSINESS MACHINES CORPORATION AND SUBSIDIARY COMPANIES

RSUs

	2009		2008		2007
	Wtd. Avg.	Number	Wtd. Avg.	Number	Wtd. Avg.	Number
	Grant Price	of Units	Grant Price	of Units	Grant Price	of Units
Balance at January 1	$100	12,397,515	$94	11,887,746	$84	10,217,258
RSUs granted	105	4,432,449	107	4,587,011	104	4,929,141
RSUs released	99	(2,748,613)	88	(3,526,580)	77	(2,747,110)
RSUs canceled/forfeited	101	(675,697)	98	(550,662)	88	(511,543)
Balance at December 31	$102	13,405,654	$100	12,397,515	$94	11,887,746

PSUs

	2009		2008		2007
	Wtd. Avg.	Number	Wtd. Avg.	Number	Wtd. Avg.	Number
	Grant Price	of Units	Grant Price	of Units	Grant Price	of Units
Balance at January 1	$102	3,078,694	$93	2,783,823	$89	2,417,378
PSUs granted at target	101	1,568,129	119	1,058,381	103	1,156,708
Additional shares earned above target*	83	396,794	91	275,190	95	216,826
PSUs released	83	(1,440,099)	91	(860,705)	96	(926,386)
PSUs canceled/forfeited	111	(126,781)	102	(177,995)	90	(80,703)
Balance at December 31**	$107	3,476,737	$102	3,078,694	$93	2,783,823

*      Represents additional shares issued to employees after vesting of PSUs because final performance metrics exceeded specified targets.

**   Represents the number of shares expected to be issued based on achievement of grant date performance targets. The actual number of shares issued depends on the company’s performance against specified targets over the vesting period.

The remaining weighted-average contractual term of RSUs at December 31, 2009, 2008 and 2007 is the same as the period over which the remaining cost of the awards will be recognized, which is approximately three years. The fair value of RSUs granted during the years ended December 31, 2009, 2008 and 2007 was $467 million, $490 million and $513 million, respectively. The total fair value of RSUs vested and released during the years ended December 31, 2009, 2008 and 2007 was $272 million, $311 million and $213 million, respectively. As of December 31, 2009, 2008 and 2007, there was $892 million, $863 million and $740 million, respectively, of unrecognized compensation cost related to non-vested RSUs. The company received no cash from employees as a result of employee vesting and release of RSUs for the years ended December 31, 2009, 2008 and 2007.

PSUs are stock awards where the number of shares ultimately received by the employee depends on the company’s performance against specified targets and typically vest over a three-year period. The fair value of each PSU is determined on the grant date, based on the company’s stock price, and assumes that performance targets will be achieved. Over the performance period, the number of shares of stock that will be issued is adjusted upward or downward based upon the probability of achievement of performance targets. The ultimate number of shares issued and the related compensation cost recognized as expense will be based on a comparison of the final performance metrics to the specified targets. The fair value of PSUs granted during the years ended December 31, 2009, 2008 and 2007 was $159 million, $126 million and $116 million, respectively. Total fair value of PSUs vested and released during the years ended December 31, 2009, 2008 and 2007 was $120 million, $78 million and $88 million, respectively.

In connection with vesting and release of RSUs and PSUs, the tax benefits realized by the company for the years ended December 31, 2009, 2008 and 2007 were $156 million, $165 million and $133 million, respectively.

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

Notes to Consolidated Financial Statements

INTERNATIONAL BUSINESS MACHINES CORPORATION AND SUBSIDIARY COMPANIES

Employees purchased 3.2 million, 3.5 million and 4.0 million shares under the ESPP during the years ended December 31, 2009, 2008 and 2007, respectively. Cash dividends declared and paid by the company on its common stock also include cash dividends on the company stock purchased through the ESPP. Dividends are paid on full and fractional shares and can be reinvested in the ESPP. The company stock purchased through the ESPP is considered outstanding and is included in the weighted-average outstanding shares for purposes of computing basic and diluted earnings per share.

Approximately 9.6 million, 12.8 million and 16.3 million shares were available for purchase under the ESPP at December 31, 2009, 2008 and 2007, respectively.

Note U.

Retirement-Related Benefits

Description of Plans

IBM sponsors defined benefit pension plans and defined contribution plans that cover substantially all regular employees, a supplemental retention plan that covers certain U.S. executives and nonpension postretirement benefit plans primarily consisting of retiree medical and dental benefits for eligible retirees and dependents.

U.S. Plans

DEFINED BENEFIT PENSION PLANS

IBM Personal Pension Plan

IBM provides U.S. regular, full-time and part-time employees hired prior to January 1, 2005 with noncontributory defined benefit pension benefits via the IBM Personal Pension Plan. Prior to 2008, the IBM Personal Pension Plan consisted of a tax qualified (qualified) plan and a non-tax qualified (nonqualified) plan. Effective January 1, 2008, the nonqualified plan was renamed the Excess Personal Pension Plan (Excess PPP) and the qualified plan is now referred to as the Qualified PPP. The combined plan is now referred to as the PPP. The Qualified PPP is funded by company contributions to an irrevocable trust fund, which is held for the sole benefit of participants and beneficiaries. The Excess PPP, which is unfunded, provides benefits in excess of IRS limitations for qualified plans.

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

Benefit accruals under the IBM Personal Pension Plan ceased December 31, 2007 for all participants.

U.S. Supplemental Executive Retention Plan

The company also sponsors a nonqualified U.S. Supplemental Executive Retention Plan (Retention Plan). The Retention Plan, which is unfunded, provides benefits to eligible U.S. executives based on average earnings, years of service and age at termination of employment. Effective July 1, 1999, the company replaced the then effective Retention Plan with the current Retention Plan. Some participants in the previous Retention Plan will still be eligible for benefits under that prior plan if those benefits are greater than the benefits provided under the current plan.

Benefit accruals under the Retention Plan ceased December 31, 2007 for all participants.

DEFINED CONTRIBUTION PLANS

IBM 401(k) Plus Plan

U.S. regular, full-time and part-time employees are eligible to participate in the IBM 401(k) Plus Plan, which is a qualified defined contribution plan under section 401(k) of the Internal Revenue Code. Effective January 1, 2008, under the IBM 401(k) Plus Plan, eligible employees receive a dollar-for-dollar match of their contributions up to 6 percent of eligible compensation for those hired prior to January 1, 2005, and up to 5 percent of eligible compensation for those hired on or after January 1, 2005. In addition, eligible employees receive automatic contributions from the company equal to 1, 2 or 4 percent of eligible compensation based on their eligibility to participate in the PPP as of December 31, 2007. Employees receive automatic contributions and matching contributions after the completion of one year of service. Further, through June 30, 2009, IBM contributed transition credits to eligible participants’ 401(k) Plus Plan accounts. The amount of the transition credits was based on a participant’s age and service as of June 30, 1999.

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

Notes to Consolidated Financial Statements

INTERNATIONAL BUSINESS MACHINES CORPORATION AND SUBSIDIARY COMPANIES

IBM Excess 401(k) Plus Plan

Effective January 1, 2008, the company replaced the IBM Executive Deferred Compensation Plan, an unfunded, nonqualified, defined contribution plan, with the IBM Excess 401(k) Plus Plan (Excess 401(k)), an unfunded, nonqualified defined contribution plan. All employees whose eligible compensation is expected to exceed the IRS compensation limit for qualified plans are eligible to participate in the Excess 401(k). The purpose of the Excess 401(k) is to provide benefits that would be provided under the qualified IBM 401(k) Plus Plan if the compensation limits did not apply.

Amounts deferred into the Excess 401(k) are recordkeeping (notional) accounts and are not held in trust for the participants. Participants in the Excess 401(k) may invest their notional accounts in the primary investment options available to all employees through the 401(k) Plus Plan. participants in the excess 401(k) are also eligible to receive company match and automatic contributions on eligible compensation deferred into the excess 401(k) and on compensation earned in excess of the Internal revenue code pay limit once they have completed one year of service. Through June 30, 2009, eligible participants also received transition credits. Amounts deferred into the excess 401(k), including company contributions are recorded as liabilities.

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

($ in millions)

	U.S. Plans			Non-U.S. Plans			Total
For the year ended December 31:	2009	2008	2007	2009	2008*	2007*	2009	2008*	2007*
Defined benefit pension plans	$(919)	$(948)	$473	$521	$402	$835	$(398)	$(546)	$1,308
Retention plan	13	13	23	—	—	—	13	13	23
Total defined benefit pension plans (income)/cost	$(906)	$(936)	$496	$521	$402	$835	$(384)	$(534)	$1,331
IBM 401(k) plus plan and non-U.S. plans	$946	$1,034	$390	$478	$540	$478	$1,424	$1,574	$868
Excess 401(k)	26	36	12	—	—	—	26	36	12
Total defined contribution plans cost	$972	$1,069	$402	$478	$540	$478	$1,450	$1,609	$880
Nonpension postretirement benefit plans cost	$292	$310	$342	$58	$53	$57	$350	$363	$399
Total retirement-related benefits net periodic cost	$358	$443	$1,240	$1,057	$996	$1,370	$1,415	$1,439	$2,610

* Reclassified to conform with 2009 presentation.

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

($ in millions)

	Benefit Obligations		Fair Value of Plan Assets		Funded Status*
At December 31:	2009	2008	2009	2008	2009	2008
U.S. Plans:
Overfunded plans:
Qualified PPP	$46,910	$—	$47,269	$—	$359	$—
Underfunded plans:
Qualified PPP	$—	$47,297	$—	$45,918	$—	$(1,379)
Excess PPP	1,195	1,224	—	—	(1,195)	(1,224)
Retention Plan	249	235	—	—	(249)	(235)
Nonpension postretirement benefit plan	5,100	5,224	33	113	(5,067)	(5,111)
Total underfunded U.S. plans	$6,545	$53,980	$33	$46,031	$(6,512)	$(7,949)
Non-U.S. Plans:
Overfunded Plans:
Qualified defined benefit pension plans	$14,032	$12,586	$16,673	$14,183	$2,641	$1,598
Nonpension postretirement benefit plans	7	12	8	14	1	3
Total overfunded non-U.S. plans	$14,039	$12,598	$16,681	$14,197	$2,642	$1,601
Underfunded plans:
Qualified defined benefit pension plans	$21,521	$21,179	$17,633	$14,980	$(3,888)	$(6,199)
Nonqualified defined benefit pension plans	5,755	5,406	—	—	(5,755)	(5,406)
Nonpension postretirement benefit plans	760	596	96	65	(664)	(532)
Total underfunded non-U.S. plans	$28,036	$27,182	$17,729	$15,045	$(10,307)	$(12,137)
Total overfunded plans	$60,949	$12,598	$63,950	$14,197	$3,001	$1,601
Total underfunded plans	$34,581	$81,162	$17,762	$61,076	$(16,819)	$(20,086)

*            Funded status is recognized in the consolidated statement of Financial position as follows: asset amounts as prepaid pension assets; (liability) amounts as compensation and benefits (current liability) and retirement and nonpension postretirement benefit obligations (noncurrent liability).

At December 31, 2009, the company’s qualified defined benefit pension plans worldwide were 99 percent funded compared to the benefit obligations, with the U.S. qualified PPP 101 percent funded. Overall, including nonqualifed plans, the company’s defined benefit pension plans were 91 percent funded, an improvement of 6 points from the year-end 2008 position.

Defined Benefit Pension and Nonpension Postretirement Benefit Plan Financial Information

The tables on pages 112 to 114 represent financial information for the company’s retirement-related benefit plans. Defined benefit pension plans in the U.S. Plans consist of the Qualified PPP, the excess PPP and the retention plan. Defined benefit pension plans in the Non-U.S. Plans consist of all plans sponsored by the company’s subsidiaries. The nonpension postretirement benefit plan in the U.S. plan represents the U.S. nonpension postretirement Benefit plan. nonpension postretirement benefit plans in the non-U.S. Plans consist of all plans sponsored by the company’s subsidiaries.

The tables on page 112 present the components of net periodic (income)/cost of the company’s retirement-related benefit plans recognized in Consolidated Statement of earnings.

Notes to Consolidated Financial Statements

INTERNATIONAL BUSINESS MACHINES CORPORATION AND SUBSIDIARY COMPANIES

($ in millions)

	Defined Benefit Pension Plans
	U.S. Plans			Non-U.S. Plans
For the year ended December 31:	2009	2008	2007	2009	2008*	2007*
Service cost	$—	$—	$773	$585	$660	$688
Interest cost	2,682	2,756	2,660	1,898	2,042	1,825
Expected return on plan assets	(4,009)	(3,978)	(3,703)	(2,534)	(2,725)	(2,528)
Amortization of transition assets	—	—	—	(0)	(0)	(3)
Amortization of prior service costs/(credits)	10	(7)	57	(126)	(129)	(125)
Recognized actuarial losses	411	291	703	624	612	934
Curtailments and settlements	—	2	5	(126)	(139)	2
Multi-employer plan/other costs	—	—	—	200	82	40
Total net periodic (income)/cost	$(906)	$(936)	$496	$521	$402	$835

* Reclassified to conform with 2009 presentation.

($ in millions)

	Nonpension Postretirement Benefit Plans
	U.S. Plan			Non-U.S. Plans
For the year ended December 31:	2009	2008	2007	2009	2008	2007
Service cost	$41	$55	$69	$10	$10	$12
Interest cost	289	312	311	51	53	46
Expected return on plan assets	—	(8)	—	(8)	(10)	(11)
Amortization of transition assets	—	—	—	0	0	1
Amortization of prior service costs/(credits)	(39)	(62)	(62)	(6)	(7)	(8)
Recognized actuarial losses	—	9	24	11	14	17
Curtailments and settlements	—	3	—	—	(6)	—
Total net periodic cost	$292	$310	$342	$58	$53	$57

Notes to Consolidated Financial Statements

INTERNATIONAL BUSINESS MACHINES CORPORATION AND SUBSIDIARY COMPANIES

The following table presents the changes in benefit obligations and plan assets of the company’s retirement-related benefit plans.

($ in millions)

	Defined Benefit Pension Plans				Nonpension Postretirement Benefit Plans
	U.S. Plans		Non-U.S. Plans*		U.S. Plan		Non-U.S. Plans
	2009	2008	2009	2008	2009	2008	2009	2008
Change in benefit obligation:
Benefit obligation at January 1	$48,756	$47,673	$39,171	$42,291	$5,224	$5,472	$608	$769
Service cost	—	—	585	660	41	55	10	10
Interest cost	2,682	2,756	1,898	2,042	289	312	51	53
Plan participants’ contributions	—	—	58	63	228	216	—	—
Acquisitions/divestitures, net	—	—	(58)	(6)	—	—	(2)	(1)
Actuarial losses/(gains)	155	1,183	506	(64)	(65)	(191)	14	(12)
Benefits paid from trust	(3,144)	(2,999)	(1,855)	(1,814)	(646)	(656)	(6)	(31)
Direct benefit payments	(94)	(81)	(464)	(486)	(25)	(24)	(23)	(21)
Foreign exchange impact	—	—	1,920	(3,357)	—	—	111	(146)
Medicare subsidy	—	—	—	—	52	37	—	—
Plan amendments/curtailments/settlements	—	224	(454)	(157)	—	3	4	(13)
Benefit obligation at December 31	$48,354	$48,756	$41,308	$39,171	$5,100	$5,224	$767	$608
Change in plan assets:
Fair value of plan assets at January 1	$45,918	$57,191	$29,164	$41,696	$113	$504	$79	$121
Actual return on plan assets	4,496	(8,274)	4,030	(7,678)	(1)	4	8	10
Employer contributions	—	—	1,195	858	338	45	1	10
Acquisitions/divestitures, net	—	—	(29)	16	—	—	—	—
Plan participants’ contributions	—	—	58	63	228	216	—	—
Benefits paid from trust	(3,144)	(2,999)	(1,855)	(1,814)	(646)	(656)	(6)	(31)
Foreign exchange impact	—	—	1,710	(3,978)	—	—	23	(30)
Plan amendments/curtailments/settlements	—	—	33	2	—	—	(1)	—
Fair value of plan assets at December 31	$47,269	$45,918	$34,305	$29,164	$33	$113	$104	$79
Funded status at December 31	$(1,085)	$(2,838)	$(7,003)	$(10,007)	$(5,067)	$(5,111)	$(663)	$(529)
Accumulated benefit obligation**	$48,354	$48,756	$40,339	$37,759	N/A	N/A	N/A	N/A

*                 Excludes a defined benefit pension plan in Brazil due to restrictions on the use of plan assets imposed by governmental regulations.

**          Represents the benefit obligation assuming no future participant compensation increases.

N/A—not applicable

The following table presents the net funded status recognized in the consolidated statement of Financial position.

($ in millions)

	Defined Benefit Pension Plans				Nonpension Postretirement Benefit Plans
	U.S. Plans		Non-U.S. Plans*		U.S. plan		Non-U.S. Plans
At December 31:	2009	2008	2009	2008	2009	2008	2009	2008
Prepaid pension assets	$359	$—	$2,641	$1,598	$—	$—	$1	$3
Current liabilities—Compensation and benefits	(91)	(86)	(326)	(283)	(425)	(255)	(24)	(9)
Noncurrent liabilities—retirement and nonpension postretirement benefit obligations	(1,353)	(2,752)	(9,318)	(11,322)	(4,642)	(4,856)	(640)	(523)
Funded status—net	$(1,085)	$(2,838)	$(7,003)	$(10,007)	$(5,067)	$(5,111)	$(663)	$(529)

The table on page 114 presents the pre-tax net loss and prior service costs/(credits) and transition (assets)/liabilities recognized in other comprehensive income/(loss) and the changes in pre-tax net loss, prior service costs/(credits) and transition (assets)/liabilities recognized in accumulated other comprehensive income/(loss) for the retirement-related benefit plans.

Notes to Consolidated Financial Statements

INTERNATIONAL BUSINESS MACHINES CORPORATION AND SUBSIDIARY COMPANIES

($ in millions)

	Defined Benefit Pension Plans				Nonpension Postretirement Benefit Plans
	U.S. Plans		Non-U.S. Plans		U.S. Plan		Non-U.S. Plans
For the year ended December 31:	2009	2008	2009	2008	2009	2008	2009	2008
Net loss at January 1	$15,623	$2,479	$18,898	$9,228	$454	$657	$155	$186
Current period loss/(gain)	(332)	13,435	(1,107)	10,339	(57)	(194)	24	(11)
Curtailments and settlements	—	—	6	(56)	—	—	—	(7)
Amortization of net loss included in net periodic (income)/cost	(411)	(291)	(624)	(612)	—	(9)	(11)	(14)
Net loss at December 31	$14,880	$15,623	$17,172	$18,898	$397	$454	$167	$155
Prior service costs/(credits) at January 1	$168	$(60)	$(980)	$(1,147)	$(53)	$(115)	$(21)	$(28)
Current period prior service costs/(credits)	—	222	(370)	—	—	—	(5)	—
Curtailments and settlements	—	—	120	38	—	—	—	—
Amortization of prior service (costs)/credits included in net periodic (income)/cost	(10)	7	126	129	39	62	6	7
Prior service costs/(credits) at December 31	$159	$168	$(1,104)	$(980)	$(14)	$(53)	$(19)	$(21)
Transition (assets)/liabilities at January 1	$—	$—	$(1)	$(1)	$—	$—	$1	$1
Amortization of transition assets/(liabilities) included in net periodic (income)/cost	—	—	0	0	—	—	0	0
Transition (assets)/liabilities at December 31	$—	$—	$(1)	$(1)	$—	$—	$1	$1
Total loss recognized in Accumulated other comprehensive income/(loss)*	$15,038	$15,791	$16,067	$17,917	$382	$401	$148	$135

*            See note N, “Equity Activity,” on page 98 for the total change in the accumulated other comprehensive income/(loss) and the Consolidated Statement of Changes in Equity for components of net periodic (income)/cost, including the related tax effects, recognized in other comprehensive income/(loss) for the retirement-related benefit plans.

The following table presents the pre-tax estimated net loss, estimated prior service costs/(credits) and estimated transition (assets)/liabilities of the retirement-related benefit plans that will be amortized from accumulated other comprehensive income/(loss) into net periodic (income)/cost and recorded in the Consolidated Statement of Earnings in 2010.

($ in millions)

	Defined		Nonpension Post-
	Benefit Pension Plans		retirement Benefit Plans
	U.S. Plans	Non-U.S. Plans	U.S. Plan	Non-U.S. Plans
Net loss	$476	$722	$—	$9
Prior service costs/(credits)	10	(165)	(14)	(5)
Transition (assets)/liabilities	—	0	—	—

During the year ended December 31, 2009, the company paid $140 million for mandatory pension insolvency insurance coverage premiums in certain non-U.S. countries (Germany, Canada, Luxembourg and the U.K.), an increase of $117 million from the year ended December 31, 2008, driven primarily by premiums paid in Germany. These premiums relate to the rising level of plan insolvencies experienced by other companies.

During the year ended December 31, 2009, the company approved changes to the United Kingdom Pension Plan which included the elimination of accrued benefits under this plan effective April 2011. As a result of this action, the company recorded a curtailment gain of $124 million included in 2009 net periodic (income)/cost and reduced the PBO by $85 million. The company also amended its cash balance and defined contribution plans in Japan to reduce overall benefits for active participants for future years of service. This amendment resulted in a decrease in the PBO of $359 million and had no impact on 2009 net periodic (income)/cost.

During the year ended December 31, 2008, the IBM Board of Directors approved a pension adjustment for certain U.S. retirees and beneficiaries in the PPP. This adjustment provided a pension increase to approximately 42,000 IBM retirees who retired before January 1, 1997. This adjustment resulted in an increase in the PBO of $222 million and had no impact on 2008 net periodic (income)/cost.

During the year ended December 31, 2008, the company terminated one of its defined benefit pension plans in Japan that resulted in a settlement gain of $140 million recorded as part of 2008 net periodic (income)/cost and resulted in a decrease in the PBO of $157 million.

Notes to Consolidated Financial Statements

INTERNATIONAL BUSINESS MACHINES CORPORATION AND SUBSIDIARY COMPANIES

No significant amendments of retirement-related benefit plans occurred during the year ended December 31, 2007 that had a material effect on the Consolidated Statement of Earnings.

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

The table below presents the assumptions used to measure the net periodic (income)/cost and the year-end benefit obligations for retirement-related benefit plans.

	Defined Benefit Pension Plans
	U.S. Plans			Non-U.S. Plans
For the year ended December 31:	2009	2008	2007	2009	2008	2007
Weighted-average assumptions used to measure net periodic (income)/cost for the year ended December 31:
Discount rate	5.75%	6.00%	5.75%	4.89%	5.06%	4.40%
Expected long-term returns on plan assets	8.00%	8.00%	8.00%	6.73%	6.86%	6.95%
Rate of compensation increase*	N/A	N/A	4.00%	3.09%	3.23%	3.05%
Weighted-average assumptions used to measure benefit obligations at December 31:
Discount rate	5.60%	5.75%	6.00%	4.84%	4.89%	5.06%
Rate of compensation increase*	N/A	N/A	N/A	2.92%	3.09%	3.23%

*    Rate of compensation increase is not applicable to the U.S. defined benefit pension plans as benefit accruals ceased December 31, 2007 for all participants.

N/A–Not applicable

	Nonpension Postretirement Benefit Plans
	U.S. Plans			Non-U.S. Plans
For the year ended December 31:	2009	2008	2007	2009	2008	2007
Weighted-average assumptions used to measure net periodic cost for the year ended December 31:
Discount rate	5.75%	6.00%	5.75%	7.36%	7.13%	6.93%
Expected long-term returns on plan assets	N/A	3.02%	N/A	9.19%	9.04%	9.95%
Weighted-average assumptions used to measure benefit obligations at December 31:
Discount rate	5.40%	5.75%	6.00%	7.92%	7.36%	7.13%

N/A–Not applicable

DISCOUNT RATE

The discount rate assumptions used for retirement-related benefit plans accounting reflect the yields available on high-quality, fixed income debt instruments at the measurement date. For the U.S. discount rate assumptions, a portfolio of high-quality corporate bonds is used to construct a yield curve. The cash flows from the company’s expected benefit obligation payments are then matched to the yield curve to derive the discount rates. In the non-U.S., where markets for high-quality long-term bonds are not generally as well developed, a portfolio of long-term government bonds is used as a base, to which a credit spread is added to simulate corporate bond yields at these maturities in the jurisdiction of each plan, as the benchmark for developing the respective discount rates.

Notes to Consolidated Financial Statements

INTERNATIONAL BUSINESS MACHINES CORPORATION AND SUBSIDIARY COMPANIES

For the U.S. defined benefit pension plans, the changes in discount rate assumptions impacted the net periodic (income)/cost and the PBO. The changes in discount rate assumptions resulted in a decrease in 2009 net periodic income of $70 million, an increase in 2008 net periodic income of $67 million and a decrease in 2007 net periodic cost of $92 million. The changes in discount rate assumptions resulted in an increase in the PBO of $703 million and $1,190 million at December 31, 2009 and 2008, respectively.

For the nonpension postretirement benefit plans, the changes in discount rate assumptions had no material impact on net periodic cost for the years ended December 31, 2009, 2008 and 2007 and on the APBO at December 31, 2009 and 2008.

EXPECTED LONG-TERM RETURNS ON PLAN ASSETS

Expected returns on plan assets, a component of net periodic (income)/cost, represent the expected long-term returns on plan assets based on the calculated market-related value of plan assets. Expected long-term returns on plan assets take into account long-term expectations for future returns and investment policies and strategies as described on page 117. These rates of return are developed by the company, calculated using an arithmetic average and are tested for reasonableness against historical returns. The use of expected long-term returns on plan assets may result in recognized pension income that is greater or less than the actual returns of those plan assets in any given year. Over time, however, the expected long-term returns are designed to approximate the actual long-term returns, and therefore result in a pattern of income and cost recognition that more closely matches the pattern of the services provided by the employees. Differences between actual and expected returns are recognized as a component of net loss or gain in accumulated other comprehensive income/(loss), which is amortized as a component of net periodic (income)/cost over the service lives or life expectancy of the plan participants, depending on the plan, provided such amounts exceed certain thresholds provided by accounting standards. The market-related value of plan assets recognizes changes in the fair value of plan assets systematically over a five-year period in the expected return on plan assets line in net periodic (income)/cost.

For the U.S. defined benefit pension plan, Qualified PPP, the expected long-term rate of return on plan assets of 8.00 percent remained constant for the years ended December 31, 2009, 2008 and 2007 and, consequently, had no incremental impact on net periodic (income)/cost.

For the nonpension postretirement benefit plans, the company maintains a nominal, highly liquid trust fund balance to ensure payments are made timely. As a result, for the years ended December 31, 2009, 2008 and 2007, the expected long-term return on plan assets and the actual return on those assets were not material.

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

For the PPP, the change in the interest crediting rate to 2.8 percent for the year ended December 31, 2009 from 5.2 percent for the year ended December 31, 2008 resulted in an increase in 2009 net periodic income of $151 million. The change in the interest crediting rate to 5.2 percent for the year ended December 31, 2008 from 6.0 percent for the year ended December 31, 2007 resulted in an increase in 2008 net periodic income of $65 million. The change in the interest crediting rate to 6.0 percent for the year ended December 31, 2007 from 5.0 percent for the year ended December 31, 2006 resulted in an increase in 2007 net periodic cost of $125 million.

Notes to Consolidated Financial Statements

INTERNATIONAL BUSINESS MACHINES CORPORATION AND SUBSIDIARY COMPANIES

HEALTHCARE COST TREND RATE

For nonpension postretirement benefit plan accounting, the company reviews external data and its own historical trends for healthcare costs to determine the healthcare cost trend rates. However, the healthcare cost trend rate has an insignificant effect on plan costs and obligations as a result of the terms of the plan which limit the company’s obligation to the participants. The company assumes that the healthcare cost trend rate for 2010 will be 7 percent. In addition, the company assumes that the same trend rate will decrease to 5 percent over the next three years. A one percentage point increase or decrease in the assumed healthcare cost trend rate would not have a material effect on 2009, 2008 and 2007 net periodic cost or the benefit obligations as of December 31, 2009 and 2008.

Plan Assets

Retirement-related benefit plan assets are recognized and measured at fair value as described in note A, “Significant Accounting Policies,” on page 77. Because of the inherent uncertainty of valuations, these fair value measurements may not necessarily reflect the amounts the company could realize in current market transactions.

INVESTMENT POLICIES AND STRATEGIES

The investment objectives of the Qualified PPP portfolio are designed to generate returns that will enable the plan to meet its future obligations. The precise amount for which these obligations will be settled depends on future events, including the retirement dates and life expectancy of the plans’ participants. The obligations are estimated using actuarial assumptions, based on the current economic environment and other pertinent factors described on page 115. The Qualified PPP portfolio’s investment strategy balances the requirement to generate returns, using potentially higher yielding assets such as equity securities, with the need to control risk in the portfolio with less volatile assets, such as fixed-income securities. Risks include, among others, inflation, volatility in equity values and changes in interest rates that could cause the plan to become underfunded, thereby increasing its dependence on contributions from the company. To mitigate any potential concentration risk, careful consideration is given to balancing the portfolio among industry sectors, companies and geographies, taking into account interest rate sensitivity, dependence on economic growth, currency and other factors that affect investment returns. As a result, the Qualified PPP portfolio’s target allocation is 44 percent equity securities, 46 percent fixed income securities, 5 percent real estate and 5 percent other investments, which is consistent with the allocation decisions made by the company’s management and is similar to the prior year target allocation. The table on page 118 details the actual allocation of equity, fixed income, real estate and all other types of investments for the Qualified PPP portfolio.

The assets are managed by professional investment firms and investment professionals who are employees of the company. They are bound by investment mandates determined by the company’s management and are measured against specific benchmarks. Among these managers, consideration is given, but not limited to, balancing security concentration, issuer concentration, investment style and reliance on particular active and passive investment strategies.

Market liquidity risks are tightly controlled, with only a modest percentage of the Qualified PPP portfolio invested in private market assets consisting of private equities and private real estate investments, which are less liquid than publicly traded securities. As of December 31, 2009, the Qualified PPP portfolio had $3,618 million in commitments for future investments in private markets to be made over a number of years. These commitments are expected to be funded from plan assets.

Derivatives are used on a limited basis as an effective means to achieve investment objectives and/or as a component of the plan’s risk management strategy. The primary reasons for the use of derivatives are fixed income management, including duration, interest rate management and credit exposure, cash equitization and as a means to gain exposure to the currency and commodities markets.

Outside the U.S., the investment objectives are similar to those described above, subject to local regulations. The weighted average target allocation for the non-U.S. plans is 47 percent equity securities, 46 percent fixed income securities, 2 percent real estate and 5 percent other investments, which is consistent with the allocation decisions made by the company’s management and is similar to the prior year weighted average target allocation. The table on page 118 details the actual allocations of equity, fixed income, real estate and all other types of investments for non-U.S. plans. In some countries, a higher percentage allocation to fixed income securities is required. In others, the responsibility for managing the investments typically lies with a board that may include up to 50 percent of members elected by employees and retirees. This can result in slight differences compared with the strategies previously described. Generally, these non-U.S. plans do not invest in illiquid assets and their use of derivatives is usually limited to currency hedging, adjusting portfolio durations and reducing specific market risks. There was no significant change in the investment strategies of these plans during either 2009 or 2008.

The company’s nonpension postretirement benefit plans are underfunded or unfunded. For some plans, the company maintains a nominal, highly liquid trust fund balance to ensure timely benefit payments.

Notes to Consolidated Financial Statements

INTERNATIONAL BUSINESS MACHINES CORPORATION AND SUBSIDIARY COMPANIES

DEFINED BENEFIT PENSION PLAN ASSETS

The following table presents the company’s defined benefit pension plans’ major asset categories and their associated fair value at December 31, 2009. The U.S. Plan consists of the Qualified PPP and the Non-U.S. Plans consist of all plans sponsored by the company’s subsidiaries.

($ in millions)

	U.S. Plan				Non-U.S. Plans
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Equity:
Equity securities(a)	$15,205	$56	$—	$15,261	$7,012	$—	$—	$7,012
Equity commingled/mutual funds(b)(c)	303	1,085	26	1,413	386	8,923	—	9,309
Fixed income:
Government and related(d)	—	10,880	—	10,880	—	6,231	—	6,231
Corporate bonds	—	7,264	—	7,264	—	1,467	—	1,467
Mortgage and asset-backed securities	—	1,403	37	1,440	—	21	—	21
Fixed income commingled/ mutual funds(b)(e)	369	1,064	192	1,625	45	6,835	—	6,880
Insurance contracts	—	1	—	1	—	1,143	—	1,143
Cash and short-term investments(f)	243	2,460	—	2,703	98	236	—	333
Hedge funds	—	214	587	800	—	—	—	—
Private equity(g)	—	—	3,877	3,877	—	—	93	93
Private real estate(g)	—	—	2,247	2,247	—	—	492	492
Derivatives(h)	18	(221)	—	(203)	62	(7)	—	55
Other commingled/mutual funds(b)(i)	—	(0)	—	—	—	1,190	—	1,190
Subtotal	16,138	24,205	6,964	47,308	7,602	26,038	585	34,226
Other(j)	—	—	—	(39)	—	—	—	80
Fair value of plan assets	$16,138	$24,205	$6,964	$47,269	$7,602	$26,038	$585	$34,305

(a)          Represents U.S. and international securities. The U.S. Plan includes IBM common stock of $122 million, representing 0.3 percent of the U.S. Plan assets. Non-U.S. Plans include IBM common stock of $45 million, representing 0.1 percent of the non-U.S. Plans assets.

(b)         Commingled funds represent pooled institutional investments.

(c)          Invests in predominantly equity securities.

(d)         Includes debt issued by national, state and local governments and agencies.

(e)          Invests in predominantly fixed income securities.

(f)            Includes cash and cash equivalents and short-term marketable securities.

(g)         Includes limited partnerships and venture capital partnerships.

(h)         Primarily includes interest rate derivatives and, to a lesser extent, forwards, exchange traded and other over-the-counter derivatives.

(i)             Invests in both equity and fixed income securities.

(j)             Represents net unsettled transactions, relating primarily to purchases and sales of plan assets.

The U.S. nonpension postretirement benefit plan assets of $33 million were invested in fixed income commingled/mutual funds, categorized as Level 1 in the fair value hierarchy. The non-U.S. nonpension postretirement benefit plan assets of $104 million, primarily in Brazil, and, to a lesser extent, in Mexico and South Africa, were invested primarily in government and related fixed income securities, categorized as Level 2 in the fair value hierarchy.

The company’s asset allocations at December 31, 2008 were as follows:

	U.S. Plan	Non-U.S. Plans
Asset Category:
Equity securities(a)(b)	37.1%	46.0%
Debt securities	54.0	48.5
Real estate(a)	5.9	1.6
Other	3.0	4.0
Total	100.0%	100.0%

(a)          The Qualified PPP portfolio (U.S. Plan) included private market assets comprising approximately 12.9 percent of total assets.

(b)         Equity securities included IBM common stock of $83 million, representing 0.2 percent of the Qualified PPP portfolio plan assets.

Notes to Consolidated Financial Statements

INTERNATIONAL BUSINESS MACHINES CORPORATION AND SUBSIDIARY COMPANIES

The following table presents the reconciliation of the beginning and ending balances of Level 3 assets for the year ended December 31, 2009 for the U.S. Plan:

($ in millions)

	Equity Commingled/ Mutual Funds	Mortgage And Asset-Backed Securities	Fixed Income Commingled/ Mutual Funds	Hedge Funds	Private Equity	Private Real Estate	Total
Balance at January 1	$—	$47	$180	$513	$3,169	$2,698	$6,607
Return on assets held at end of year	1	11	11	80	575	(634)	44
Return on assets sold during the year	—	1	—	2	14	(98)	(81)
Purchases, sales and settlements, net	25	(7)	—	(8)	118	281	408
Transfers, net	—	(14)	—	—	—	—	(14)
Balance at December 31	$26	$37	$192	$587	$3,877	$2,247	$6,964

The following table presents the reconciliation of the beginning and ending balances of Level 3 assets for the year ended December 31, 2009 for the non-U.S. Plans:

($ in millions)

	Private Equity	Private Real Estate	Total
Balance at January 1	$64	$429	$494
Return on assets held at end of year	(10)	(10)	(19)
Return on assets sold during the year	—	—	1
Purchases, sales and settlements, net	32	27	59
Transfers, net	—	—	—
Foreign exchange impact	6	46	51
Balance at December 31	$93	$492	$585

VALUATION TECHNIQUES

The following is a description of the valuation techniques used to measure plan assets at fair value. There were no changes in valuation techniques during 2009 and 2008.

Equity securities are valued at the closing price reported on the stock exchange on which the individual securities are traded. IBM common stock is valued at the closing price reported on the New York Stock Exchange. Equity commingled/mutual funds are typically valued using the net asset value (NAV) provided by the administrator of the fund and reviewed by the company. The NAV is based on the value of the underlying assets owned by the fund, minus liabilities and divided by the number of shares or units outstanding. These assets are classified as Level 1, Level 2 or Level 3 depending on availability of quoted market prices.

The fair value of fixed income securities is typically estimated using pricing models, quoted prices of securities with similar characteristics or discounted cash flows and are generally classified as Level 2. If available, they are valued using the closing price reported on the major market on which the individual securities are traded.

Cash includes money market accounts that are valued at their cost plus interest on a daily basis, which approximates fair value. Short-term investments represent securities with original maturities of one year or less. These assets are classified as Level 1 or Level 2.

Private equity and private real estate partnership valuations require significant judgment due to the absence of quoted market prices, the inherent lack of liquidity and the long-term nature of such assets. These assets are initially valued at cost and are reviewed periodically utilizing available and relevant market data to determine if the carrying value of these assets should be adjusted. These investments are classified as Level 3. The valuation methodology is applied consistently from period to period.

Notes to Consolidated Financial Statements

INTERNATIONAL BUSINESS MACHINES CORPORATION AND SUBSIDIARY COMPANIES

Exchange traded derivatives are valued at the closing price reported on the exchange on which the individual securities are traded, while forward contracts are valued using a mid-close price. Over-the-counter derivatives are typically valued using pricing models. The models require a variety of inputs, including, for example, yield curves, credit curves, measures of volatility and foreign exchange rates. These assets are classified as Level 1 or Level 2 depending on availability of quoted market prices.

EXPECTED CONTRIBUTIONS

DEFINED BENEFIT PENSION PLANS

It is the company’s general practice to fund amounts for pensions sufficient to meet the minimum requirements set forth in applicable employee benefits laws and local tax laws. From time to time, the company contributes additional amounts as it deems appropriate.

The company contributed $1,252 million and $917 million in cash to non-U.S. plans, including non-U.S. multi-employer plans, during the years ended December 31, 2009 and 2008, respectively.

In 2010, the company is not legally required to make any contributions to the U.S. defined benefit pension plans. However, depending on market conditions, or other factors, the company may elect to make discretionary contributions to the Qualified PPP during the year.

The Pension Protection Act of 2006 (the Act), enacted into law in 2006, is a comprehensive reform package that, among other provisions, increases pension funding requirements for certain U.S. defined benefit plans, provides guidelines for measuring pension plan assets and pension obligations for funding purposes and raises tax deduction limits for contributions to retirement-related benefit plans. The additional funding requirements by the Act apply to plan years beginning after December 31, 2007. The Act was updated by the Worker, Retiree and Employer Recovery Act of 2008, which revised the funding requirements in the Act by clarifying that the company may smooth the change in value of pension plan assets over 24 months. At December 31, 2009, no mandatory contribution is required for 2010.

In 2010, the company estimates contributions to its non-U.S. plans to be approximately $800 million, which will be mainly contributed to defined benefit pension plans in Japan, the Netherlands, Switzerland and the United Kingdom. This amount represents the legally mandated minimum contributions. Financial market performance in 2010 could increase the legally mandated minimum contribution in certain countries which require monthly or daily remeasurement of the funded status. The company could also elect to contribute more than the legally mandated amount based on market conditions or other factors.

NONPENSION POSTRETIREMENT BENEFIT PLANS

The company contributed $293 million and $10 million to the nonpension postretirement benefit plans during the years ended December 31, 2009 and 2008. These contribution amounts exclude the Medicare-related subsidy discussed below.

Expected Benefit Payments

DEFINED BENEFIT PENSION PLAN EXPECTED PAYMENTS

The following table presents the total expected benefit payments to defined benefit pension plan participants. These payments have been estimated based on the same assumptions used to measure the plans’ PBO at December 31, 2009 and include benefits attributable to estimated future compensation increases, where applicable.

($ in millions)

	Qualified U.S. Plan Payments	Nonqualified U.S. Plans Payments	Qualified Non-U.S. Plans Payments	Nonqualified Non-U.S. Plans Payments	Total Expected Benefit Payments
2010	$3,375	$91	$2,079	$314	$5,860
2011	3,262	91	1,951	315	5,620
2012	3,276	92	1,971	324	5,664
2013	3,291	95	1,989	333	5,709
2014	3,316	97	2,022	337	5,772
2015-2019	16,692	518	10,536	1,843	29,590

The 2010 expected benefit payments to defined benefit pension plan participants not covered by the respective plan assets (underfunded plans) represent a component of compensation and benefits, within current liabilities, in the Consolidated Statement of Financial Position.

Notes to Consolidated Financial Statements

INTERNATIONAL BUSINESS MACHINES CORPORATION AND SUBSIDIARY COMPANIES

NONPENSION POSTRETIREMENT BENEFIT PLAN

EXPECTED PAYMENTS

The following table reflects the total expected benefit payments to nonpension postretirement benefit plan participants, as well as the expected receipt of the company’s share of the Medicare subsidy described below. These payments have been estimated based on the same assumptions used to measure the plan’s APBO at December 31, 2009.

($ in millions)

	U.S. Plan Payments	Less: IBM Share of Expected Medicare Subsidy	Net Expected U.S. Plan Payments	Qualified Non-U.S. Plans Payments	Nonqualified Non-U.S. Plans Payments	Total Expected Benefit Payments
2010	$499	$(27)	$472	$11	$24	$507
2011	492	(28)	464	15	25	503
2012	458	(28)	430	16	26	472
2013	440	(28)	412	18	27	457
2014	431	—	431	20	28	479
2015-2019	$2,113	—	$2,113	135	154	2,402

The 2010 expected benefit payments to nonpension postretirement benefit plan participants not covered by the respective plan assets represent a component of compensation and benefits, within current liabilities, in the Consolidated Statement of Financial Position.

Medicare Prescription Drug Act

In connection with the Medicare Prescription Drug Improvement and Modernization Act of 2003, the company is expected to continue to receive a federal subsidy of approximately $229 million to subsidize the prescription drug coverage provided by the U.S. nonpension postretirement benefit plan, which is expected to extend until 2013. Approximately $111 million of the subsidy will be used by the company to reduce its obligation and cost related to the U.S. nonpension postretirement benefit plan. The company will contribute the remaining subsidy of $118 million to the plan in order to reduce contributions required by the participants. The company received a total subsidy of $45 million for prescription drug-related coverage during each of the years ended December 31, 2009 and 2008, which was utilized to reduce the company contributions to the U.S. nonpension postretirement benefit plan.

The company has included the impact of its portion of the subsidy in the determination of net periodic cost and APBO for the U.S. nonpension postretirement benefit plan at and for the years ended December 31, 2009, 2008 and 2007. The impact of the subsidy resulted in a reduction in APBO of $100 million and $127 million at December 31, 2009 and 2008, respectively. The impact of the subsidy resulted in a reduction in 2009, 2008 and 2007 net periodic cost of $28 million, $40 million and $36 million, respectively.

Other Plan Information

The following table presents information for defined benefit pension plans with accumulated benefit obligations (ABO) in excess of plan assets. For a more detailed presentation of the funded status of the company’s defined benefit pension plans, see the table on page 113.

($ in millions)

	2009		2008
At December 31:	Benefit Obligation	Plan Assets	Benefit Obligation	Plan Assets
Plans with PBO in excess of plan assets	$28,720	$17,633	$75,341	$60,898
Plans with ABO in excess of plan assets	27,996	17,561	73,939	60,630
Plans with assets in excess of PBO	60,942	63,942	12,586	14,183

Notes to Consolidated Financial Statements

INTERNATIONAL BUSINESS MACHINES CORPORATION AND SUBSIDIARY COMPANIES

Note V.

Segment Information

The company creates business value for clients and solves business problems through integrated solutions that leverage information technology and deep knowledge of business processes. IBM solutions typically create value by reducing a client’s operational costs or by enabling new capabilities that generate revenue. These solutions draw from an industry-leading portfolio of consulting, delivery and implementation services, enterprise software, systems and financing.

The company’s major operations comprise: a Global Technology Services segment; a Global Business Services segment; a Software segment; a Systems and Technology segment; and a Global Financing segment. The segments represent components of the company for which separate financial information is available that is utilized on a regular basis by the chief executive officer in determining how to allocate the company’s resources and evaluate performance. The segments are determined based on several factors, including client base, homogeneity of products, technology, delivery channels and similar economic characteristics.

Information about each segment’s business and the products and services that generate each segment’s revenue is located in the “Description of Business” section of the Management Discussion on pages 20 to 25, and “Segment Details,” on pages 25 to 31.

Segment revenue and pre-tax income include transactions between the segments that are intended to reflect an arm’s-length transfer price. Systems and software that is used by the Global Technology Services segment in outsourcing engagements is primarily sourced internally from the Systems and Technology and Software segments. For the internal use of IT services, Global Technology Services and Global Business Services recover cost, as well as a reasonable fee, reflecting the arm’s-length value of providing the services. The Global Services segments enter into arm’s-length leases and loans at prices equivalent to market rates with the Global Financing segment to facilitate the acquisition of equipment used in services engagements. All internal transaction prices are reviewed annually, and reset if appropriate.

The company utilizes globally integrated support organizations to realize economies of scale and efficient use of resources. As a result, a considerable amount of expense is shared by all of the segments. This shared expense includes sales coverage, marketing and support functions such as Accounting, Treasury, Procurement, Legal, Human Resources and Billing and Collections. Where practical, shared expenses are allocated based on measurable drivers of expense, e.g., headcount. When a clear and measurable driver cannot be identified, shared expenses are allocated on a financial basis that is consistent with the company’s management system; e.g., advertising expense is allocated based on the gross profits of the segments. The unallocated corporate amounts arising from certain divestitures, indirect infrastructure reductions, miscellaneous tax items and the unallocated corporate expense pool are recorded in net income but are not allocated to the segments.

The following tables reflect the results of continuing operations of the segments consistent with the company’s management and measurement system. These results are not necessarily a depiction that is in conformity with GAAP. Performance measurement is based on pre-tax income. These results are used, in part, by senior management, both in evaluating the performance of, and in allocating resources to, each of the segments.

Notes to Consolidated Financial Statements
INTERNATIONAL BUSINESS MACHINES CORPORATION AND SUBSIDIARY COMPANIES

Management System Segment View

($ in millions)

	Global Services Segments
	Global Technology	Global Business		Systems and	Global	Total
For the year ended December 31:	Services	Services	Software	Technology	Financing	Segments
2009:
External revenue	$37,347	$17,653	$21,396	$16,190	$2,302	$94,889
Internal revenue	1,386	887	2,677	911	1,774	7,635
Total revenue	$38,734	$18,540	$24,073	$17,102	$4,076	$102,524
Pre-tax income	$5,537	$2,555	$8,095	$1,419	$1,730	$19,335
Revenue year-to-year change	(5.1)%	(10.3)%	(3.1)%	(15.2)%	(8.4)%	(7.6)%
Pre-tax income year-to-year change	20.2%	(4.7)%	14.4%	(8.5)%	7.0%	10.3%
Pre-tax income margin	14.3%	13.8%	33.6%	8.3%	42.4%	18.9%

2008:
External revenue	$39,264	$19,628	$22,089	$19,287	$2,559	$102,827
Internal revenue	1,546	1,044	2,761	882	1,892	8,125
Total revenue	$40,810	$20,671	$24,850	$20,169	$4,451	$110,951
Pre-tax income	$4,607	$2,681	$7,075	$1,550	$1,617	$17,531
Revenue year-to-year change	8.1%	7.5%	10.9%	(9.6)%	11.7%	5.0%
Pre-tax income year-to-year change	29.5%	29.9%	17.9%	(28.0)%	16.7%	15.6%
Pre-tax income margin	11.3%	13.0%	28.5%	7.7%	36.3%	15.8%

2007:
External revenue	$36,103	$18,041	$19,982	$21,317	$2,502	$97,944
Internal revenue	1,636	1,193	2,416	998	1,482	7,726
Total revenue	$37,739	$19,234	$22,398	$22,315	$3,984	$105,670
Pre-tax income	$3,557	$2,064	$6,002	$2,153	$1,386	$15,163
Revenue year-to-year change	10.7%	10.9%	9.7%	(3.6)%	2.4%	6.9%
Pre-tax income year-to-year change	8.2%	21.0%	9.3%	23.8%	(4.7)%	10.8%
Pre-tax income margin	9.4%	10.7%	26.8%	9.6%	34.8%	14.3%

Notes to Consolidated Financial Statements

INTERNATIONAL BUSINESS MACHINES CORPORATION AND SUBSIDIARY COMPANIES

Reconciliations of IBM as Reported

($ in millions)

For the year ended December 31:	2009	2008	2007
Revenue:
Total reportable segments	$102,524	$110,951	$105,670
Other revenue and adjustments	869	803	842
Elimination of internal revenue	(7,635)	(8,125)	(7,726)
Total IBM consolidated revenue	$95,758	$103,630	$98,786

($ in millions)

For the year ended December 31:	2009	2008	2007
Pre-Tax Income:
Total reportable segments	$19,335	$17,531	$15,163
Elimination of internal transactions	(744)	(433)	(194)
Unallocated corporate amounts*	(453)	(382)	(480)
Total IBM consolidated pre-tax income from continuing operations	$18,138	$16,715	$14,489

*            Includes a provision related to a joint venture investment (2009 only); gains related to the divestiture of the printing business (2007-2009), interest expense associated with debt related to the 2007 accelerated share repurchase (2007-2009); and gains related to the sale of Lenovo stock (2008 and 2007).

Immaterial items

Investment in Equity Alliances and Equity Alliances Gains/(Losses)

The investments in equity alliances and the resulting gains and (losses) from these investments that are attributable to the segments did not have a material effect on the financial position or the financial results of the segments.

Segment Assets and Other Items

Global Technology Services assets are primarily accounts receivable, plant, property and equipment including those associated with the segment’s outsourcing business, goodwill, acquired intangible assets, deferred services arrangement transition costs and maintenance parts inventory. Global Business Services assets are primarily goodwill and accounts receivable. Software segment assets are mainly goodwill, acquired intangible assets and accounts receivable. Systems and Technology assets are primarily plant, property and equipment, manufacturing inventory and accounts receivable. The assets of the Global Financing segment are primarily financing receivables and fixed assets under operating leases.

To ensure the efficient use of the company’s space and equipment, it usually is necessary for several segments to share plant, property and equipment assets. Where assets are shared, landlord ownership of the assets is assigned to one segment and is not allocated to each user segment. This is consistent with the company’s management system and is reflected accordingly in the table below. In those cases, there will not be a precise correlation between segment pre-tax income and segment assets.

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

The Global Financing segment amounts for interest income and interest expense reflect the interest income and interest expense associated with the Global Financing business, including the intercompany financing activities discussed on page 24, as well as the income from investment in cash and marketable securities. The explanation of the difference between cost of financing and interest expense for segment presentation versus presentation in the Consolidated Statement of Earnings is included on page 60 of the Management Discussion.

Notes to Consolidated Financial Statements
INTERNATIONAL BUSINESS MACHINES CORPORATION AND SUBSIDIARY COMPANIES

Management System Segment View

($ in millions)

	Global Services Segments
	Global Technology	Global Business		Systems and	Global	Total
For the year ended December 31:	Services	Services	Software	Technology	Financing	Segments
2009:
Assets	$16,422	$6,885	$16,894	$6,907	$34,605	$81,714
Depreciation/amortization of intangibles	1,680	87	906	814	1,694	5,181
Capital expenditures/investments in intangibles	1,512	45	471	658	1,460	4,145
Interest income	—	—	—	—	2,265	2,265
Interest expense	—	—	—	—	674	674

2008:
Assets	$15,456	$6,874	$15,336	$7,313	$36,119	$81,098
Depreciation/amortization of intangibles	1,797	99	905	851	2,065	5,718
Capital expenditures/investments in intangibles	1,607	54	504	754	2,143	5,062
Interest income	—	—	—	—	2,604	2,604
Interest expense	—	—	—	—	988	988

2007:
Assets	$16,157	$7,226	$10,042	$7,338	$37,586	$78,348
Depreciation/amortization of intangibles	1,714	122	684	894	2,034	5,448
Capital expenditures/investments in intangibles	1,803	61	559	840	2,432	5,694
Interest income	—	—	—	—	2,421	2,421
Interest expense	—	—	—	—	966	966

Reconciliations of IBM as Reported

($ in millions)

At December 31:	2009	2008	2007
Assets:
Total reportable segments	$81,714	$81,098	$78,348
Elimination of internal transactions	(5,481)	(5,594)	(5,964)
Unallocated amounts:
Cash and marketable securities	12,688	11,631	16,007
Notes and accounts receivable	3,928	3,632	3,639
Deferred tax assets	5,545	8,341	2,664
Plant, other property and equipment	2,971	3,172	3,098
Pension assets	2,994	1,594	17,397
Other	4,665	5,647	5,242
Total IBM consolidated	$109,022	$109,524	$120,431

Major Clients

No single client represents 10 percent or more of the company’s total revenue.

Geographic Information

The following provides information for those countries that are 10 percent or more of the specific category.

Revenue*

($ in millions)

For the year ended December 31:	2009	2008	2007
United States	$34,150	$36,686	$36,511
Japan	10,222	10,403	9,632
Other countries	51,386	56,541	52,643
Total	$95,758	$103,630	$98,786

*Revenues are attributed to countries based on location of client.

Net Plant, Property and Equipment

($ in millions)

At December 31:	2009	2008	2007
United States	$6,313	$6,469	$6,592
Japan	1,050	1,055	890
Other countries	5,092	4,797	5,365
Total	$12,455	$12,321	$12,847

Notes to Consolidated Financial Statements

INTERNATIONAL BUSINESS MACHINES CORPORATION AND SUBSIDIARY COMPANIES

Revenue by Classes of Similar Products or Services

The table presents external revenue for similar classes of products or services within the company’s reportable segments. Within Global Technology Services and Global Business Services, client solutions often include IBM software and systems and other suppliers’ products if the client solution requires it. Within Software, product license charges and ongoing subscription and support are reported as Software and consulting, education, training and other product-related services are reported as Services. Within Systems and Technology, Microelectronics original equipment manufacturer (OEM) revenue is primarily from the sale of semiconductors. Microelectronics Services revenue includes circuit and component design services and technology and manufacturing consulting services. See “Description of the Business” beginning on page 20 for additional information.  The data is presented on a continuing operations basis.

($ in millions)

For the year ended December 31:	2009	2008	2007
Global Technology Services:
Services	$28,762	$29,928	$27,482
Maintenance	6,956	7,250	6,670
Systems	1,279	1,648	1,496
Software	351	438	454
Global Business Services:
Services	$17,213	$19,176	$17,579
Software	231	237	289
Systems	208	215	173
Software:
Software	$20,094	$20,695	$18,992
Services	1,302	1,394	990
Systems and Technology:
Servers	$10,627	$12,717	$13,348
Storage	3,177	3,612	3,738
Microelectronics OEM	1,550	1,862	2,589
Retail Store Solutions	551	741	872
Microelectronics Services	285	355	383
Printing Systems	—	—	386
Global Financing:
Financing	$1,715	$1,946	$1,803
Remarketing	588	613	699

Note W.

Subsequent Events

On January 20, 2010, the company announced that it signed a definitive agreement to acquire National Interest Security Company, LLC (NISC). NISC, a privately held company, will strengthen the company’s ability to deliver advanced analytics and IT solutions to the public sector. The transaction is subject to customary closing conditions, including regulatory reviews, and is expected to be completed in the first quarter of 2010.

On January 26, 2010, the company announced that the Board of Directors approved a quarterly dividend of $0.55 per common share. The dividend is payable March 10, 2010 to shareholders of record on February 10, 2010.

On January 26, 2010, the company announced that it completed the acquisition of Lombardi, a privately held software company based in Austin, Texas. Lombardi is a leading provider of business process management software and services. Lombardi will become a part of the company’s application integration software portfolio. At the date of issuance of the financial statements, the initial purchase accounting was not complete.

On February 3, 2010, the company announced that it signed a definitive agreement to acquire Initiate Systems. Initiate Systems, a privately held company based in Chicago, Illinois is a leading provider of data integrity software for information sharing among healthcare and government organizations.  The transaction is subject to customary closing conditions, including regulatory reviews, and is expected to be completed in the first quarter of 2010.

On February 16, 2010, the company announced that it had completed the acquisition of Intelliden Inc., a privately held software company based in Menlo Park, California. Intelliden will extend the company’s network management offerings. At the date of issuance of the financial statements, the initial purchase accounting was not complete.

Five-year Comparison of Selected Financial Data

INTERNATIONAL BUSINESS MACHINES CORPORATION AND SUBSIDIARY COMPANIES

($ in millions except per share amounts)

For the year ended December 31:	2009	2008		2007		2006		2005
Revenue	$95,758	$103,630		$98,786		$91,424		$91,134
Income from continuing operations	$13,425	$12,334		$10,418		$9,416		$7,994
Income/(loss) from discontinued operations	—	—		(00)		76		(24)
Income before cumulative effect of change in accounting principle	13,425	12,334		10,418		9,492		7,970
Cumulative effect of change in accounting principle**	—	—		—		—		(36)
Net income	$13,425	$12,334		$10,418		$9,492		$7,934
Earnings/(loss) per share of common stock:
Assuming dilution:
Continuing operations	$10.01	$8.89	*	$7.15	*	$6.05	*	$4.90	*
Discontinued operations	—	—		(0.00)		0.05		(0.01)
Before cumulative effect of change in accounting principle	10.01	8.89	*	7.15	*	6.10	*	4.89	*
Cumulative effect of change in accounting principle**	—	—		—		—		(0.02)
Total	$10.01	$8.89	*	$7.15	*	$6.10	*	$4.86	*
Basic:
Continuing operations	$10.12	$9.02	*	$7.27	*	$6.13	*	$4.97	*
Discontinued operations	—	—		(0.00)		0.05		(0.02)
Before cumulative effect of change in accounting principle	10.12	9.02	*	7.27	*	6.18	*	4.96	*
Cumulative effect of change in accounting principle**	—	—		—		—		(0.02)
Total	$10.12	$9.02	*	$7.27	*	$6.18	*	$4.94	*
Cash dividends paid on common stock	$2,860	$2,585		$2,147		$1,683		$1,250
Per share of common stock	2.15	1.90		1.50		1.10		0.78
Investment in plant, rental machines and other property	$3,447	$4,171		$4,630		$4,362		$3,842
Return on IBM stockholders’ equity	80.4%	48.7	%+	42.6	%+	29.3	%+	25.8	%+

At December 31:	2009	2008		2007		2006		2005
Total assets	$109,022	$109,524		$120,431		$103,234		$105,748
Net investment in plant, rental machines and other property	14,165	14,305		15,081		14,440		13,756
Working capital	12,933	6,568		8,867		4,569		10,509
Total debt	26,099	33,926		35,274		22,682		22,641
Total equity	22,755	13,584	+	28,615	+	28,635	+	33,209	+

*                 Reflects the adoption of the FASB guidance in determining whether instruments granted in share-based payment transactions are participating securities. See note B, “Accounting Changes,” on pages 79 to 82 for additional information.

**          Reflects the adoption of the FASB guidance in accounting for conditional asset retirement obligations.

+                 Reflects the adoption of the FASB guidance on noncontrolling interests in consolidated financial statements. See note B, “Accounting Changes,” on pages 79 to 82 for additional information.

Selected Quarterly Data

INTERNATIONAL BUSINESS MACHINES CORPORATION AND SUBSIDIARY COMPANIES

($ in millions except per share amounts and stock prices)

	First		Second		Third		Fourth		Full
2009:	Quarter		Quarter		Quarter		Quarter		Year
Revenue	$21,711		$23,250		$23,566		$27,230		$95,758
Gross profit	$9,431		$10,581		$10,627		$13,145		$43,785
Net income	$2,295		$3,103		$3,214		$4,813		$13,425
Earnings per share of common stock:
Assuming dilution	$1.70		$2.32		$2.40		$3.59		$10.01	*
Basic	$1.71		$2.34		$2.44		$3.65		$10.12	*
Dividends per share of common stock	$0.50		$0.55		$0.55		$0.55		$2.15
Stock prices:**
High	$99.86		$110.62		$122.88		$132.85
Low	81.76		95.70		99.50		117.31

	First		Second		Third		Fourth		Full
2008:	Quarter		Quarter		Quarter		Quarter		Year
Revenue	$24,502		$26,820		$25,302		$27,006		$103,630
Gross profit	$10,166		$11,599		$10,959		$12,936		$45,661
Net income	$2,319		$2,765		$2,824		$4,427		$12,334
Earnings per share of common stock:
Assuming dilution	$1.64	+	$1.97	+	$2.04	+	$3.27	+	$8.89	+
Basic	$1.67	+	$2.01	+	$2.08	+	$3.29	+	$9.02	+
Dividends per share of common stock	$0.40		$0.50		$0.50		$0.50		$1.90
Stock prices:**
High	$119.78		$129.99		$130.92		$116.80
Low	97.04		113.86		109.95		69.50

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

+                 Reflects the adoption of the FASB guidance in determining whether instruments granted in share-based payment transactions are participating securities. See note B, “Accounting Changes,” on pages 79 to 82 for additional information.

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

One-year

Five-year

One-year

					2008	2009
• IBM Common Stock					$100.00	$158.61
• S&P 500 Index					100.00	126.46
• S&P Information Technology Index					100.00	161.72

Five-year

	2004	2005	2006	2007	2008	2009
• IBM Common Stock	$100.00	$84.17	$100.81	$113.75	$90.13	$142.96
• S&P 500 Index	100.00	104.91	121.48	128.16	80.74	102.11
• S&P Information Technology Index	100.00	100.99	109.49	127.35	72.41	117.11

Performance Graphs

INTERNATIONAL BUSINESS MACHINES CORPORATION AND SUBSIDIARY COMPANIES

Ten-year

Ten-year

	1999	2000	2001	2002	2003	2004	2005	2006	2007	2008	2009
•IBM Common Stock	$100.00	$79.16	$113.20	$73.04	$88.02	$94.34	$79.41	$95.11	$107.32	$85.03	$134.87
•S&P 500 Index	100.00	90.89	80.09	62.39	80.29	89.02	93.40	108.15	114.09	71.88	90.90
• S&P Information Technology Index	100.00	59.10	43.81	27.42	40.37	41.40	41.81	45.33	52.72	29.98	48.48

Board of Directors and Senior Leadership

INTERNATIONAL BUSINESS MACHINES CORPORATION AND SUBSIDIARY COMPANIES

Board of Directors

Alain J.P. Belda

Chairman

Alcoa Inc.

and

Managing Director

Warburg Pincus LLC

Cathleen Black

President

Hearst Magazines

William R. Brody

President

Salk Institute for Biological Studies

Kenneth I. Chenault

Chairman and Chief Executive Officer

American Express Company

Michael L. Eskew

Retired Chairman and

Chief Executive Officer

United Parcel Service, Inc.

Shirley Ann Jackson

President

Rensselaer Polytechnic Institute

Andrew N. Liveris

Chairman, President and

Chief Executive Officer

The Dow Chemical Company

W. James McNerney, Jr.

Chairman, President and

Chief Executive Officer

The Boeing Company

Taizo Nishimuro

Chairman

Tokyo Stock Exchange Group, Inc.

James W. Owens

Chairman and Chief Executive Officer

Caterpillar Inc.

Samuel J. Palmisano

Chairman, President and

Chief Executive Officer

IBM

Joan E. Spero

Visiting Fellow

Foundation Center

Sidney Taurel

Chairman Emeritus

Eli Lilly and Company

Lorenzo H. Zambrano

Chairman and

Chief Executive Officer

CEMEX, S.A.B. de C.V.

Senior Leadership

Rodney C. Adkins Senior Vice President Systems and Technology Group	John E. Kelly III Senior Vice President Research and Intellectual Property	Michael D. Rhodin Senior Vice President Software Solutions Group
Colleen F. Arnold Senior Vice President Application Management Services	R. Franklin Kern III Senior Vice President Global Business Services	Virginia M. Rometty Senior Vice President Global Sales and Distribution
Andrew Bonzani Vice President, Assistant General Counsel and Secretary	Robert J. LeBlanc Senior Vice President Software Middleware Group	Linda S. Sanford Senior Vice President Enterprise Transformation
Michael E. Daniels Senior Vice President Global Technology Services	Mark Loughridge Senior Vice President and Chief Financial Officer	Martin J. Schroeter Treasurer Timothy S. Shaughnessy
Jesse J. Greene, Jr. Vice President Financial Management and Chief Financial Risk Officer	J. Randall MacDonald Senior Vice President Human Resources Steven A. Mills	Senior Vice President Services Delivery Robert C. Weber Senior Vice President
Jon C. Iwata Senior Vice President Marketing and Communications	Senior Vice President Software Group Samuel J. Palmisano	Legal and Regulatory Affairs, and General Counsel
James J. Kavanaugh Vice President and Controller	Chairman, President and Chief Executive Officer

Stockholder Information

INTERNATIONAL BUSINESS MACHINES CORPORATION AND SUBSIDIARY COMPANIES

IBM STOCKHOLDER SERVICES

Stockholders with questions about their accounts should contact:

Computershare Trust Company, N.A., P.O. Box 43072, Providence, Rhode Island 02940-3072 (888) IBM-6700

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

IBM’s website (http://www.ibm.com) contains a significant amount of information about IBM, including the company’s annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and all amendments to those reports as soon as reasonably practicable after such material is electronically filed with or furnished to the SEC (http:// www.ibm.com/investor). These materials are available free of charge on or through our website.

The public may read and copy any materials the company files with the SEC at the SEC’s Public Reference Room at 100 F Street, NE, Washington, DC 20549. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 800-SEC-0330. The SEC maintains an Internet site (http://www.sec.gov) that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC.

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

Investors with other requests may write to: IBM Stockholder Relations, New Orchard Road, Armonk, New York 10504

IBM STOCK

IBM common stock is listed on the New York Stock Exchange, the Chicago Stock Exchange, and outside the United States.

ANNUAL MEETING

The IBM Annual Meeting of Stockholders will be held on Tuesday, April 27, 2010, at 10 a.m. at the Midwest Airlines Center, 400 West Wisconsin Avenue, Milwaukee, Wisconsin.

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

LITERATURE FOR IBM STOCKHOLDERS

The following literature on IBM is available without charge from:

Computershare Trust Company, N.A., P.O. Box 43072, Providence, Rhode Island 02940-3072 (888) IBM-6700

Investors residing outside the United States, Canada and Puerto Rico should call (781) 575-2727.

The Form 10-K Annual Report and Form 10-Q Quarterly Reports to the SEC provide additional information on IBM’s business. The 10-K report is released by the end of February; 10-Q reports are released by early May, August and November.

An audio recording of the 2009 Annual Report will be available for sight-impaired stockholders in June.

The IBM Corporate Responsibility Report details the company’s distinct strategy, results and key performance metrics in the areas of employees, communities, environment, supply chain, public policy and governance. The report highlights IBM’s values-based leadership of IBMers, leadership that drives not just our corporate social responsibility efforts, but also our hiring decisions, our partnering strategy and our client engagements. The report is available in printed form, online and downloadable at ibm.com/responsibility.

GENERAL INFORMATION

For answers to general questions about IBM from within the continental United States, call (800) IBM-4YOU. From outside the United States, Canada and Puerto Rico, call (914)-499-1900.

CORPORATE OFFICES

International Business Machines Corporation, New Orchard Road, Armonk, New York 10504 (914) 499-1900

The IBM Annual Report is printed on recycled paper and is recyclable.

CloudBurst, Cognos, DataMirror, DataPower, Diligent Technologies, DS8000, IBM, ILOG, InfoSphere, Jazz, Lotus, POWER, POWER6, POWER7, Rational, Smarter Planet, SPSS, System i, System p, System x, System z, Tivoli, Watchfire, WebDialogs, WebSphere, XIV and z10 are trademarks or registered trademarks of International Business Machines Corporation or its  wholly owned subsidiaries. Java is a trademark of Sun Microsystems, Inc. Linux is a trademark of Linus Torvalds. UNIX is a registered trademark of The Open Group in the United States  and other countries. Other company product  and service names may be trademarks or service marks of others.

Printed in the U.S.A. COL03002-USEN-00