Form 10-K, Exhibit 13
period 2011-12-31
INTERNATIONAL BUSINESS MACHINES CORP
filed 2012-02-28
CIK 51143

Exhibit 13

Report of Financials

International Business Machines Corporation and Subsidiary Companies

Management Discussion

Overview		18
Forward-Looking and Cautionary Statements		18
Management Discussion Snapshot		19
Description of Business		20
Year in Review		26
Prior Year in Review		44
Other Information		55
Looking Forward		55
Liquidity and Capital Resources		56
Critical Accounting Estimates		58
Currency Rate Fluctuations		61
Market Risk		61
Financing Risks		62
Employees and Related Workforce		63
Global Financing		63

Report of Management		68

Report of Independent Registered Public Accounting Firm		69

Consolidated Financial Statements

Earnings		70
Comprehensive Income		71
Financial Position		72
Cash Flows		73
Changes in Equity		74

Notes to Consolidated Financial Statements

A	Significant Accounting Policies	76
B	Accounting Changes	86
C	Acquisitions/Divestitures	89
D	Financial Instruments	93
E	Inventories	100
F	Financing Receivables	101
G	Property, Plant and Equipment	104
H	Investments and Sundry Assets	104
I	Intangible Assets Including Goodwill	105
J	Borrowings	106
K	Other Liabilities	108
L	Equity Activity	110
M	Contingencies and Commitments	112
N	Taxes	115
O	Research, Development and Engineering	117
P	Earnings Per Share of Common Stock	117
Q	Rental Expense and Lease Commitments	118
R	Stock-Based Compensation	118
S	Retirement-Related Benefits	121
T	Segment Information	135
U	Subsequent Events	139

Five-Year Comparison of Selected Financial Data		140

Selected Quarterly Data		141

Performance Graphs		142

Board of Directors and Senior Leadership		144

Stockholder Information		145

Management Discussion

International Business Machines Corporation and Subsidiary Companies

Overview

The financial section of the International Business Machines Corporation (IBM or the company) 2011 Annual Report includes the Management Discussion, the Consolidated Financial Statements and the Notes to the Consolidated Financial Statements. This Overview is designed to provide the reader with some perspective regarding the information contained in the financial section.

Organization of Information

•                  The Management Discussion is designed to provide readers with an overview of the business and a narrative on the company’s financial results and certain factors that may affect its future prospects from the perspective of the company’s management. The “Management Discussion Snapshot” on pages 19 and 20, presents an overview of the key performance drivers in 2011.

•                  Beginning with the “Year in Review” on page 26, the Management Discussion contains the results of operations for each reportable segment of the business and a discussion of the company’s financial position and cash flows. Other key sections within the Management Discussion include: “Looking Forward” on page 55, and “Liquidity and Capital Resources” on pages 56 to 58. It is useful to read the Management Discussion in conjunction with note T, “Segment Information,” on pages 135 to 139.

•                  Global Financing is a reportable segment that is measured as a stand-alone entity. A separate “Global Financing” section is included beginning on page 63.

•                  The Consolidated Financial Statements are presented on pages 70 through 75. These statements provide an overview of the company’s income and cash flow performance and its financial position.

•                  The Notes follow the Consolidated Financial Statements. Among other items, the Notes contain the company’s accounting policies (pages 76 to 86), acquisitions and divestitures (pages 89 to 93), detailed information on specific items within the financial statements, certain contingencies and commitments (pages 112 to 115) and retirement-related benefits information (pages 121 to 135).

•                  The Consolidated Financial Statements and the Notes have been prepared in accordance with accounting principles generally accepted in the United States (GAAP).

•                  The references to “adjusted for currency” or “at constant currency” in the Management Discussion do not include operational impacts that could result from fluctuations in foreign currency rates. Certain financial results are adjusted based on a simple mathematical model that translates current period results in local currency using the comparable prior year period’s currency conversion rate. This approach is used for countries where the functional currency is the local country currency. This information is provided so that certain financial results can be viewed without the impact of fluctuations in foreign currency rates, thereby facilitating period-to-period comparisons of business performance. See “Currency Rate Fluctuations” on page 61 for additional information.

•                  Within the financial statements and tables in this Annual Report, certain columns and rows may not add due to the use of rounded numbers for disclosure purposes. Percentages reported are calculated from the underlying whole-dollar numbers.

Operating (non-GAAP) Earnings

In an effort to provide better transparency into the operational results of the business, the company separated business results into operating and non-operating categories beginning January 1, 2011. Operating earnings is a non-GAAP measure that excludes the effects of certain acquisition-related charges and retirement-related costs, and their related tax impacts. For acquisitions, operating earnings exclude the amortization of purchased intangible assets and acquisition-related charges such as in-process research and development, transaction costs, applicable restructuring and related expenses and tax charges related to acquisition integration. For retirement-related costs, the company has characterized certain items as operating and others as non-operating. The company includes defined benefit plan and nonpension postretirement benefit plan service cost, amortization of prior service cost and the cost of defined contribution plans in operating earnings. Non-operating retirement-related cost includes defined benefit plan and nonpension postretirement benefit plan interest cost, expected return on plan assets, amortized actuarial gains/losses, the impacts of any plan curtailments/settlements and multi-employer plan costs, pension insolvency costs and other costs. Non-operating costs are primarily related to changes in pension plan assets and liabilities which are tied to financial market performance and the company considers these costs to be outside the operational performance of the business.

Overall, the company believes that providing investors with a view of operating earnings as described above provides increased transparency and clarity into both the operational results of the business and the performance of the company’s pension plans; improves visibility to management decisions and their impacts on operational performance; enables better comparison to peer companies; and allows the company to provide a long-term strategic view of the business going forward. For its 2015 earnings per share Road Map, the company is utilizing an operating view to establish its objectives and track its progress. Effective January 1, 2011, the company’s segment financial results and performance reflect operating earnings, consistent with the company’s management and measurement system. The 2010 and 2009 financial results in this Annual Report have been reclassified to conform with the 2011 presentation of business results into operating and non-operating categories.

Forward-Looking and Cautionary Statements

Certain statements contained in this Annual Report may constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Any forward-looking statement in this Annual Report speaks only as of the date on which it is made; the company assumes no obligation to update or revise any such statements. Forward-looking statements are based on the company’s current assumptions regarding future business and financial performance; these statements by their nature address matters that are uncertain to different degrees. Forward-looking statements involve a number of risks, uncertainties and other factors that could cause actual results to be materially different, as discussed more fully elsewhere in this Annual Report and in the company’s filings with the Securities and Exchange Commission (SEC), including the company’s 2011 Form 10-K filed on February 28, 2012.

Management Discussion Snapshot

($ and shares in millions except per share amounts)

For the year ended December 31:	2011	2010	Yr.-to-Yr. Percent/ Margin Change
Revenue	$106,916	$99,870	7.1	%*
Gross profit margin	46.9%	46.1%	0.8	pts.
Total expense and other income	$29,135	$26,291	10.8%
Total expense and other income-to-revenue ratio	27.3%	26.3%	0.9	pts.
Income before income taxes	$21,003	$19,723	6.5%
Provision for income taxes	5,148	4,890	5.3%
Net income	$15,855	$14,833	6.9%
Net income margin	14.8%	14.9%	0.0	pts.
Earnings per share of common stock
Assuming dilution	$13.06	$11.52	13.4%
Weighted-average shares outstanding
Assuming dilution	1,213.8	1,287.4	(5.7)%
Assets**	$116,433	$113,452	2.6%
Liabilities**	$96,197	$90,279	6.6%
Equity**	$20,236	$23,172	(12.7)%

*      3.4 percent adjusted for currency.

**   At December 31.

The following table provides the company’s operating (non-GAAP) earnings for 2011 and 2010.

($ in millions except per share amounts)

For the year ended December 31:	2011	2010	Yr.-to-Yr. Percent Change
Net income as reported	$15,855	$14,833	6.9%
Non-operating adjustments (net of tax)
Acquisition-related charges	495	443	12.0
Non-operating retirement-related costs/(income)	(32)	(253)	(87.3)
Operating (non-GAAP) earnings*	$16,318	$15,023	8.6%
Diluted operating (non-GAAP) earnings per share	$13.44	$11.67	15.2%

* See page 38 for a more detailed reconciliation of net income to operating earnings.

In 2011, the company delivered strong financial results highlighted by solid revenue performance, continued margin expansion, strong profit and cash generation and effective use of cash. In its centennial year, the company achieved record levels of revenue, profit, free cash flow and earnings per share (EPS). The financial performance is the result of the transformation of the company which began years ago. This transformation has been focused on shifting the business to higher value areas of the market, improving productivity and investing in opportunities to drive future growth. These changes have contributed to nine consecutive years of double-digit earnings per share growth. More importantly, this transformation has strengthened the business and put the company on track to achieve its 2015 Road Map objective of at least $20 of operating (non-GAAP) earnings per share.

The focus on key growth initiatives and investments in innovation are enabling the company to expand into new markets and capitalize on trends like business analytics and cloud computing. The growth markets strategy to expand into new markets, build out IT infrastructures and lead in specific industries is driving strong performance and market share gains. Growth markets revenue increased 16.0 percent (11 percent adjusted for currency) in 2011 contributing approximately two-thirds of the total constant currency revenue growth for the year and represented 22 percent of total geographic revenue. The company’s business analytics solutions helps clients leverage massive amounts of data and content to gain business insight and optimize results. Business analytics revenue increased 16 percent compared to 2010. The Smarter Planet offerings generated close to 50 percent growth year to year, with Smarter Commerce demonstrating strong market momentum. In cloud computing, the company is helping its clients improve the economics of information technology. In 2011, the company continued to expand its offerings and cloud revenue for the year was more than three times the prior year results. With strong contribution from these growth initiatives, the company delivered revenue growth of 7.1 percent (3 percent adjusted for currency) compared to 2010.

Segment performance was led by Software which increased revenue 10.9 percent (8 percent adjusted for currency) driven by key branded middleware which increased 15.6 percent (13 percent adjusted for currency) and continued to extend its lead in the middleware market. In the Global Services business, Global Technology Services increased 7.0 percent (3 percent adjusted for currency) and Global Business Services grew revenue 5.8 percent (1 percent adjusted for currency) driven by strong performance in the growth markets where both segments grew revenue 11 percent at constant currency. Systems and Technology delivered revenue growth of 5.6 percent (3 percent adjusted for currency) driven by strong performance in Power Systems which increased 12.0 percent (9 percent adjusted for currency) and the growth markets which increased 14.9 percent (12 percent adjusted for currency).

The consolidated gross profit margin increased 0.8 points versus 2010 to 46.9 percent. This was the eighth consecutive year of improvement in the gross profit margin. The operating (non-GAAP) gross margin of 47.2 percent increased 1.1 points compared to the prior year. The increase in gross margin in 2011 was driven by margin improvements in Software, Systems and Technology and Global Services, and an improved revenue mix driven by Software.

Total expense and other income increased 10.8 percent in 2011 versus the prior year. Total operating (non-GAAP) expense and other income increased 10.2 percent compared to the prior year. The year-to-year drivers for both categories were approximately:

•	Currency*	4 points
•	Acquisitions**	3 points
•	Base expense	3 points

* Reflects impacts of translation and hedging programs.

** Includes acquisitions completed in prior 12-month period.

Pre-tax income grew 6.5 percent and the pre-tax margin was 19.6 percent, a decrease of 0.1 points versus 2010. Net income increased 6.9 percent and the net income margin was 14.8 percent, flat versus 2010. The effective tax rate for 2011 was 24.5 percent, compared with 24.8 percent in the prior year. Operating (non-GAAP) pre-tax income grew 8.7 percent and the operating (non-GAAP) pre-tax margin was 20.2 percent, an increase of 0.3 points versus the prior year. Operating (non-GAAP) earnings increased 8.6 percent and the operating (non-GAAP) earnings margin of 15.3 percent increased 0.2 points versus the prior year. The operating (non-GAAP) effective tax rate was 24.5 percent versus 24.4 percent in 2010.

Diluted earnings per share improved 13.4 percent reflecting the growth in net income and the benefits of the common stock repurchase program. In 2011, the company repurchased approximately 89 million shares of its common stock. Diluted earnings per share of $13.06 increased $1.54 from the prior year. Operating (non-GAAP) diluted earnings per share of $13.44 increased $1.77 versus 2010 driven by the following factors:

•	Revenue increase at actual rates	$0.82
•	Margin expansion	$0.18
•	Common stock repurchases	$0.77

At December 31, 2011, the company’s balance sheet and liquidity positions remain strong and are well positioned to support the company’s objectives. Cash and cash equivalents at year end was $11,922 million. Key drivers in the balance sheet and total cash flows are highlighted below.

Total assets increased $2,981 million ($4,636 million adjusted for currency) from December 31, 2010 driven by:

•                  Increases in total receivables ($1,564 million), cash and cash equivalents ($1,262 million), goodwill ($1,077 million) and prepaid expenses and other assets ($1,022 million), partially offset by

•                  Decreases in marketable securities ($990 million) and investments and sundry assets ($883 million).

Total liabilities increased $5,918 million ($6,324 million adjusted for currency) from December 31, 2010 driven by:

•                  Increases in total debt ($2,695 million), retirement and nonpension postretirement benefit obligations ($2,396 million), accounts payable ($713 million) and deferred income ($798 million), partially offset by

•                  Decreases in taxes ($903 million).

Total equity of $20,236 million decreased $2,937 million from December 31, 2010 as a result of:

•                  Increased treasury stock ($14,803 million) driven by share repurchases, pension adjustments ($2,448 million) and currency translation adjustments ($711 million), partially offset by

•                  Higher retained earnings ($12,326 million) and common stock ($2,711 million).

The company generated $19,846 million in cash flow from operations, an increase of $298 million compared to 2010, primarily driven by the increase in net income. Net cash used in investing activities of $4,396 million was $4,111 million lower than 2010, driven by less cash used for acquisitions ($4,111 million). Net cash used in financing activities of $13,696 million was $1,267 million higher, compared to 2010, primarily due to lower cash from common stock transactions ($991 million) and increased dividend payments ($296 million).

As a result of the strong cash performance, the company continued to invest in capital and acquisitions and delivered significant returns to its shareholders with over $18 billion in share repurchase and dividends in 2011.

The estimated Global Services backlog was $141 billion at December 31, 2011, down $2 billion (flat adjusted for currency) versus the prior year-end balance, and up $4 billion ($5 billion adjusted for currency), from September 30, 2011.

In January 2012, the company disclosed that it is expecting GAAP earnings of at least $14.16 and operating (non-GAAP) earnings of at least $14.85 per diluted share for the full year 2012.

For additional information and details, see the “Year in Review” section on pages 26 through 43.

Description of Business

Please refer to IBM’s Annual Report on Form 10-K filed with the SEC on February 28, 2012 for a more detailed version of this Description of Business, especially Item 1A. entitled “Risk Factors.”

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

Strategy

Despite the volatility of the information technology (IT) industry over the past decade, IBM has consistently delivered excellent performance, with a steady track record of sustained earnings per share growth. The company has shifted its business mix, exiting certain segments while increasing its presence in higher-value areas such as services, software and integrated solutions. As part of this shift, the company has acquired over 120 companies since 2000, complementing and scaling its portfolio of products and offerings.

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

•                  Shift the business mix to higher-value areas; and

•                  Become the premier globally integrated enterprise

These priorities reflect a broad shift in client spending toward integrated solutions, as companies seek higher levels of business value from their IT investments. IBM has been able to deliver this enhanced client value thanks to its industry expertise, understanding of clients’ businesses and the breadth and depth of the company’s capabilities.

Consistent with this strategy IBM is leveraging its capabilities to build and expand strong positions in targeted growth areas. IBM’s growth initiatives include Smarter Planet, Growth Markets, Business Analytics and Optimization and Cloud Computing. Each initiative represents a significant growth opportunity with attractive profit margins for IBM.

Smarter Planet

Smarter Planet is IBM’s vision of a technology-enabled world that is more instrumented, interconnected, and intelligent than ever before, enabling people and organizations to tackle significant business and societal challenges. At the heart of this vision is the opportunity for meaningful innovation—exploring and extending the boundaries of businesses, industries and communities. It’s about helping the company’s clients become better at what they do for their clients. IBM’s strategy is to accelerate progress towards a “smarter planet” by equipping its clients with the advanced, integrated capabilities that they will need to thrive in this exciting new world that is unfolding before us—capabilities such as business analytics, business process management, social business and cloud computing.

Over the past year, IBM has steadily deepened its commitment to understanding and delivering on the promise of a smarter planet for its line of business and IT clients across a broad range of industries. An industry-based approach is central to the strategy, since every industry confronts a distinct set of challenges and opportunities in today’s constantly transforming world. Whether “smarter” means helping a hospital group to deliver improved health-care, a local government to ease traffic congestion, or a retail chain to execute a successful cross-channel campaign, IBM is aggressively developing and investing in a portfolio of industry solutions that will help these clients achieve their goals.

Two recently announced initiatives that are already driving significant value illustrate IBM’s deep commitment to building a smarter planet: Smarter Commerce and Smarter Cities. IBM’s Smarter Commerce model integrates and transforms how companies manage and adapt their buy, market, sell and service processes, placing the customer squarely at the center of their business. IBM’s Smarter Cities initiative enables local governments to make smarter decisions, anticipate issues and coordinate resources more effectively, and deliver citizen-centric services that underpin sustainable economic growth.

Growth Markets

The company has benefited from its investments over the past several years in growth markets. The focus now is on geographic expansion of IBM’s presence; on selected industries of the highest impact and opportunity; on countries’ build-out of infrastructure aligned with their national agendas; and on creating markets and new business models to serve the different requirements that exist in these emerging countries. The company’s efforts in developing new growth markets within the African continent is a good example of this focus. Many of these initiatives are leading edge, both in technologies and business models and are delivering both increased revenue and margin expansion.

In order to support this growth, IBM is continuing to invest significantly in these markets to expand capacity, to develop talent and to deepen its research and development (R&D) capabilities on the ground. At the same time, IBM continues to leverage talent across growth markets under its globally integrated enterprise model to the benefit of both its clients and the company globally.

Business Analytics and Optimization

Business Analytics and Optimization is core to achieving a Smarter Planet, helping leaders of this new information-centric and insight-driven world make better and faster business decisions. As the proliferation of “big data” continues from both structured and unstructured sources, IBM is helping organizations leverage analytics in new ways to address market uncertainty, complexity and volatility. These capabilities allow decision makers to identify patterns and gain deeper insights in a way that is unimaginable by other means. These insights give organizations the ability to anticipate and shape better outcomes so they can grow, retain and satisfy customers. They can now dynamically plan, forecast and align resources and manage risk, reduce fraud and ensure compliance. They can also leverage analytics to increase operational efficiency and agility.

IBM’s approach is to ensure customers have complete end-to-end solutions across industries and functional focus areas like sales, finance and risk. These solutions are designed to help organizations: develop an information and analytics strategy that flows from the business strategy; establish a strong information foundation; make analytics skills and capabilities pervasive; and create a culture that takes action on analytics. IBM continues to invest in its analytics capabilities to deliver real world solutions that its clients can put to work today. These ongoing investments in both organic development and new acquisitions are complemented by IBM’s focus on game-changing innovations like Watson, which is ushering in a new generation of probabilistic analytics that can dramatically improve decision making through natural language processing, hypotheses generation and evidence-based learning. It is another unique example of just how far organizations can go with IBM analytics.

Cloud Computing

Cloud is a new model for consuming and delivering business and IT services. It can deliver significant economies of scale, enable higher qualities of service and even serve as a transformative platform for business innovation. From a business perspective, the promise of cloud computing lies in the ability to shape influential communities, launch product innovations and explore new business models with minimal time, cost and effort. From an IT perspective, the power of the model comes from harnessing vast stores of underutilized technology with highly efficient virtualization and management, consumer-style user interfaces and ubiquitous broadband.

IBM has already helped thousands of its clients adopt and leverage cloud computing through its broad portfolio of IBM SmartCloud products, solutions and services. Today, IBM delivers many line-of-business solutions via cloud-based hosting models, enabling rapid adoption and exploration of new capabilities that can drive significant business value for its clients and their customers. For developers and IT organizations seeking to leverage cloud computing, IBM can help build out private, on-premise cloud-based environments, provide security and integration services across private and hybrid cloud models, and/or offer its own cloud-based infrastructure and services, including advanced analytics, collaboration, and IT infrastructure such as virtual servers, storage and tools for testing software. Across IBM’s entire SmartCloud portfolio, the company offers expert consulting, breakthrough technologies and a portfolio of cloud-based services squarely focused on the requirements of the enterprise.

Business Model

The company’s business model is built to support two principal goals: helping clients to become more innovative, efficient and competitive through the application of business insight and IT solutions; and providing long-term value to shareholders. The business model has been developed over time through strategic investments in capabilities and technologies that have superior long-term growth and profitability prospects based on the value they deliver to clients.

The company’s global capabilities include services, software, systems, fundamental research and related financing. The broad mix of businesses and capabilities are combined to provide integrated solutions to the company’s clients.

The business model is resilient, adapting to the continuously changing market and economic environment. The company continues to divest certain businesses and strengthen its position through strategic organic investments and acquisitions in higher-value segments like business analytics, smarter planet and cloud computing. In addition, the company has transformed itself into a globally integrated enterprise which has improved overall productivity and is driving investment and expanding participation in the world’s fastest growing markets.

This business model, supported by the company’s financial model, has enabled the company to deliver strong earnings, cash flows and returns to shareholders over the long term.

Business Segments and Capabilities

The company’s major operations consists of five business segments: Global Technology Services, Global Business Services, Software, Systems and Technology and Global Financing.

Global Services is a critical component of the company’s strategy of providing IT infrastructure and business insight and solutions to clients. While solutions often include industry-leading IBM software and systems, other suppliers’ products are also used if a client solution requires it. Approximately 60 percent of external Global Services segment revenue is annuity based, coming primarily from outsourcing and maintenance arrangements. The Global Services backlog provides a solid revenue base entering each year. Within Global Services, there are two reportable segments: Global Technology Services and Global Business Services.

Global Technology Services (GTS) primarily provides IT infrastructure services and business process services, delivering business value through global scale, standardization and automation.

GTS Capabilities

Strategic Outsourcing Services: comprehensive IT outsourcing services dedicated to transforming clients’ existing infrastructures to consistently deliver improved quality, flexibility, risk management and financial value. The company integrates long-standing expertise in service management and technology with the ability to exploit the power of new technologies from IBM systems and software, such as cloud computing, analytics and virtualization, to deliver high performance, innovation and improved ability to achieve business objectives.

Global Process Services: a range of standardized through transformational offerings including processing platforms and business process outsourcing. These services deliver improved business results to clients through the strategic change and/or operation of the client’s business processes, applications and infrastructure.

Integrated Technology Services: project-based portfolio of services that enable clients to optimize their IT environments by driving efficiency, flexibility and productivity, while reducing costs. The standardized portfolio is built around key assets and patented software, and incorporates best practices and proven methodologies that ensure predictive quality of delivery, security and compliance.

Maintenance: a complete line of support services from product maintenance through solution support to maintain and improve the availability of clients’ IT infrastructures.

GTS Services Delivery: responsible for the worldwide delivery of IBM’s technology- and process-based services. Operating within a globally integrated delivery model enables regional client-facing teams to utilize a global network of competencies and centers, providing industry-leading, standardized, integrated tools and processes. By leveraging insights and experience drawn from IBM’s global scale, skills and technology, with applied innovation from IBM Research, clients gain access to leading-edge, high-quality services with improved productivity, flexibility, cost and outcomes.

Global Business Services (GBS) primarily provides professional services and application management services, delivering business value and innovation to clients through solutions which leverage industry and business-process expertise while integrating the industry-leading portfolio of IBM and strategic partners, to define the upper end of client-valued services.

GBS Capabilities

Consulting and Systems Integration: delivery of value to clients through consulting services for Strategy and Transformation; Application Innovation Services; Enterprise Applications and Business Analytics and Optimization.

Application Management Services: application development, management, maintenance and support services for packaged software, as well as custom and legacy applications. Value is delivered through advanced capabilities in areas such as applications testing and modernization, cloud application security, the company’s highly differentiated globally integrated capability model, industry knowledge and the standardization and automation of application development.

Software consists primarily of middleware and operating systems software. Middleware software enables clients to integrate systems, processes and applications across a standard software platform to improve their business results, solve critical problems and gain competitive advantage within their industries. IBM middleware is designed on open standards, making it easier to integrate disparate business applications, developed by different methods and implemented at different times. Operating systems are the software engines that run computers. Approximately two-thirds of external software segment revenue is annuity based, coming from recurring license charges and ongoing subscription and support. The remaining one-third relates to one-time charge (OTC) arrangements in which clients pay one, up-front payment for a perpetual license. Typically, the sale of OTC software includes one year of subscription and support. Clients can also purchase ongoing subscription and support after the first year, which includes unspecified product upgrades and technical support.

Software Capabilities

WebSphere Software: delivers capabilities that enable clients to integrate and manage business processes across their organizations with the flexibility and agility they need to respond to changing conditions quickly. With a services-oriented architecture (SOA), businesses can more easily link together their fragmented data and business processes to extract value from their existing technology. Smarter Commerce software enables seamless interaction between companies, their customers and suppliers throughout the business cycle, resulting in better customer experience, higher sales, lower inventories, better service levels and improved response times.

Information Management Software: enables clients to integrate, manage and use their information to gain business value and improve their outcomes. Solutions include advanced database management, enterprise content management, information integration, data warehousing, performance management business analytics and intelligence, as well as the emerging area of big data analytics.

Tivoli Software: helps clients manage their technology and business assets by providing visibility, control and automation across their organizations. With solutions for identity management, data security, storage management, cloud computing, enterprise mobility and the ability to provide automation and provisioning of the datacenter, Tivoli helps build the infrastructure needed to make the world’s systems—from transportation to water, energy and telecommunications—
run smarter.

Lotus Software: enables businesses to connect people and processes for more effective communication and increased productivity through collaboration, messaging and social networking software. By remaining at the forefront of collaboration tools, Lotus helps organizations reap the benefits of social networking and social business.

Rational Software: supports software development for both IT as well as complex and embedded system solutions with a suite of Collaborative Lifecycle Management products. Jazz, Rational’s technology platform, transforms the way people work together to build software, making software delivery more integrated and collaborative, while optimizing for successful business outcomes.

Security Systems Software: provides clients with a single security intelligence platform that aligns with their business objectives and enables them to more intelligently secure their enterprises by applying deep analytics to better identify and prevent vulnerabilities within traditional, cyber, cloud and mobile security.

Operating Systems: software that manages the fundamental processes that make computers run.

Systems and Technology provides clients with business solutions requiring advanced computing power and storage capabilities. Approximately half of Systems and Technology’s server and storage sales transactions are through the company’s business partners; with the balance direct to end-user clients. In addition, Systems and Technology provides leading semiconductor technology, products and packaging solutions for IBM’s own advanced technology needs and for external clients.

Systems and Technology Capabilities

Systems: a range of general purpose and integrated systems designed and optimized for specific business, public and scientific computing needs. These systems—System z, Power Systems and System x—are typically the core technology in data centers that provide required infrastructure for business and institutions. Also, these systems form the foundation for IBM’s integrated offerings, such as IBM Smart Analytics, IBM Netezza, IBM SmartCloud Entry and IBM BladeCenter for Cloud. IBM servers use both IBM and non-IBM microprocessor technology and operating systems. All IBM servers run Linux, a key open-source operating system.

Storage: data storage products and solutions that allow clients to retain and manage rapidly growing, complex volumes of digital information. These solutions address critical client requirements for information retention and archiving, security, compliance and storage optimization including data deduplication, availability and virtualization. The portfolio consists of a broad range of disk and tape storage systems and software, including the ultra-scalable disk storage system XIV.

Retail Store Solutions: provider of market leadership solutions that include hardware, software and services for the retail industry, including point-of-sale and self-service systems and peripherals. Solutions leverage industry standards and interfaces enabling efficient rollouts and superior integration.

Microelectronics: semiconductor design and manufacturing primarily for use in IBM systems and storage products as well as delivering semiconductors and related services to external clients.

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

Global Financing Capabilities

Client Financing: lease and loan financing to end users and internal clients for terms generally between one and seven years. Internal financing is predominantly in support of Global Services’ long-term client service contracts. Global Financing also factors a selected portion of the company’s accounts receivable, primarily for cash management purposes. All internal financing arrangements are at arm’s-length rates and are based upon market conditions.

Commercial Financing: short-term inventory and accounts receivable financing to dealers and remarketers of IT products.

Remanufacturing and Remarketing: as equipment is returned at the conclusion of a lease transaction, these assets are refurbished and sold or leased to new or existing clients both externally and internally. Externally remarketed equipment revenue represents sales or leases to clients and resellers. Internally remarketed equipment revenue primarily represents used equipment that is sold or leased internally to Systems and Technology and Global Services. Systems and Technology may also sell the equipment that it purchases from Global Financing to external clients.

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

Through its growth markets organization, the company continues to increase its focus on the emerging markets around the world that have market growth rates greater than the global average—countries within Southeast Asia, Eastern Europe, the Middle East and Latin America. The company’s major markets include the G7 countries of Canada, France, Germany, Italy, Japan, the United States (U.S.) and the United Kingdom (U.K.) plus Austria, the Bahamas, Belgium, the Caribbean region, Cyprus, Denmark, Finland, Greece, Iceland, Ireland, Israel, Malta, the Netherlands, Norway, Portugal, Spain, Sweden and Switzerland.

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

IBM Research works with clients and IBM business units on near-term and mid-term innovations and solutions and, in many cases, qualifies new technologies to be transferred to IBM development organizations. It also explores the boundaries of science and technology—from nanotechnology, to systems, to analytics, to cloud, to IBM Watson, a computer system that applied advanced analytics to defeat the all-time champions on the television quiz show, Jeopardy!

In addition to producing world-class systems, software and technology products, IBM innovations also are a major differentiator in providing solutions for the company’s clients through its services businesses. IBM Research has the world’s largest mathematics department of any public company. This unit is actively involved with many of the company’s business analytics client engagements.

In 2011, the company once again was awarded more U.S. patents than any other company, the 19th consecutive year IBM has been the patent leader. IBM’s 6,180 patents in 2011 were the most U.S. patents ever awarded to one company in a single year; more than 70 percent of the patents IBM was issued in 2011 were for software and services.

The company continues to actively seek intellectual property protection for its innovations, while increasing emphasis on other initiatives designed to leverage its intellectual property leadership. The company’s investments in R&D also result in intellectual property (IP) income of approximately $1 billion annually. Some of IBM’s technological breakthroughs are used exclusively in IBM products, while others are licensed and may be used in either/both IBM products and/or the products of the licensee. While the company’s various proprietary intellectual property rights are important to its success, IBM believes its business as a whole is not materially dependent on any particular patent or license, or any particular group of patents or licenses. IBM owns or is licensed under a number of patents, which vary in duration, relating to its products. Licenses under many of the patents owned by IBM have been and are being granted to others under reasonable terms and conditions.

Enterprise Transformation

A key element of the company’s strategy has been focused on becoming the premier globally integrated enterprise. The company has implemented a consistent set of processes and standards worldwide to reduce inefficiencies and improve collaboration. With its processes fully integrated, the company implemented a new operating model with work shared in global resource centers of excellence located where it made the most business sense. Since 2005, global integration has enabled the company to deliver over $6 billion in productivity and improve service quality, speed and risk management. The company has shifted resources toward building client relationships and employees skills, while positioning the company for new market opportunities. During this transformation, IBM pioneered this new operating model, changing from a classic “multinational,” with smaller versions of the parent company replicated in countries around the world, to a global model with one set of processes, shared services and broadly distributed decision making.

The company has now embarked on the next generation of its transformation in which new capabilities and technologies like business analytics and cloud computing will drive performance. The proven principles of the globally integrated enterprise will be applied to all of the company’s spending to continue to drive additional productivity benefits in shared services, integrated operations and end-to-end process transformation.

Integrated Supply Chain

IBM spends approximately $35 billion annually through its supply chain, procuring materials and services globally. In addition, in 2011, the company managed approximately $20 billion in procurement spending for its clients through the Global Process Services organization. The supply, manufacturing and logistics and customer fulfillment operations are integrated in one operating unit that has optimized inventories over time. Simplifying and streamlining internal processes has improved sales force productivity and operational effectiveness and efficiency. Continuous improvements to supply chain resiliency against market-place changes and risks have been particularly valuable in maintaining continuity during natural disasters and other disruptive events that are occurring with increased frequency.

The company’s continuing efforts to derive business value from its own globally integrated supply chain provides a strategic advantage for the company to create value for clients. IBM leverages its supply chain expertise for clients through its supply chain business transformation outsourcing service to optimize and help operate clients’ end-to-end supply chain processes, from procurement to logistics.

Year in Review

Segment Details

The following is an analysis of the 2011 versus 2010 reportable segment results. The table below presents each reportable segment’s external revenue and gross margin results.

($ in millions)

For the year ended December 31:	2011	2010*	Yr.-to-Yr. Percent/ Margin Change		Yr.-to-Yr. Percent Change Adjusted for Currency
Revenue
Global Technology Services	$40,879	$38,201	7.0%		2.7%
Gross margin	35.0%	34.5%	0.5	pts.
Global Business Services	19,284	18,223	5.8%		1.5%
Gross margin	28.8%	28.0%	0.7	pts.
Software	24,944	22,485	10.9%		8.0%
Gross margin	88.5%	87.9%	0.5	pts.
Systems and Technology	18,985	17,973	5.6%		3.2%
Gross margin	39.8%	38.1%	1.6	pts.
Global Financing	2,102	2,238	(6.1)%		(9.1)%
Gross margin	49.8%	51.3%	(1.5)	pts.
Other	722	750	(3.8)%		(6.3)%
Gross margin	(54.5)%	(8.6)%	(45.9)	pts.
Total consolidated revenue	$106,916	$99,870	7.1%		3.4%

Total consolidated gross profit	$50,138	$46,014	9.0%
Total consolidated gross margin	46.9%	46.1%	0.8	pts.
Non-operating adjustments
Amortization of acquired intangibles assets	340	260	30.8%
Acquisition-related charges	1	0	NM
Retirement-related costs/(income)	2	(204)	NM
Operating (non-GAAP) gross profit	$50,481	$46,070	9.6%
Operating (non-GAAP) gross margin	47.2%	46.1%	1.1	pts.

* Reclassified to conform with 2011 presentation.

NM—Not meaningful

The following table presents each reportable segment’s external revenue as a percentage of total segment external revenue and each reportable segment’s pre-tax income as a percentage of total segment pre-tax income.

	Revenue		Pre-tax Income*+
For the year ended December 31:	2011	2010	2011	2010
Global Technology Services	38.5%	38.5%	27.4%	26.3%
Global Business Services	18.2	18.4	13.1	12.2
Total Global Services	56.7	56.9	40.6	38.4
Software	23.5	22.7	43.5	45.2
Systems and Technology	17.9	18.1	7.1	7.0
Global Financing	2.0	2.3	8.8	9.4
Total	100.0%	100.0%	100.0%	100.0%

*  Segment pre-tax income includes transactions between segments that are intended to reflect an arm’s-length transfer price and excludes certain unallocated corporate items; see note T, “Segment Information,” on pages 135 to 139 for additional information.

+  Reclassified to conform with 2011 presentation.

The Product Lifecycle Management (PLM) transaction gain recorded in the first quarter of 2010 impacted the year-to-year results of the company’s reportable segments for 2011 compared to 2010. In addition, workforce rebalancing charges were incurred in every segment in the first quarter of both years. The PLM transaction gain ($591 million) was recorded in Software in the first quarter of 2010. In the segment analysis below and in the Global Financing analysis on pages 63 and 64, each segment’s pre-tax income and pre-tax margin for 2011 and 2010 is presented on an as-reported basis and on a basis normalized for these actions in both years to provide a better perspective of the underlying operational performance of the segments.

Global Services

The Global Services segments, Global Technology Services (GTS) and Global Business Services (GBS), delivered $60,163 million of revenue in 2011, an increase of 6.6 percent (2 percent adjusted for currency) compared to 2010. Services revenue performance, adjusted for currency, was consistent over the course of the year driven by stability in the backlog. Performance in 2011 was led by strength in the growth markets with total services revenue up 16.9 percent (11 percent adjusted for currency) and gross margin 2 points higher than in the major markets. The services segments also had good performance in the other key growth initiatives: cloud, business analytics and Smarter Planet. Total outsourcing revenue of $28,301 million, which includes GTS Outsourcing and GBS Application Management Services Outsourcing, increased 7.8 percent (3 percent adjusted for currency) and total transactional revenue of $24,348 million, which includes Consulting and Systems Integration within GBS and Integrated Technology Services within GTS, increased 6.2 percent (2 percent adjusted for currency) year to year.

($ in millions)

For the year ended December 31:	2011	2010*	Yr.-to-Yr. Percent Change	Yr.-to-Yr. Percent Change Adjusted for Currency
Global Services external revenue	$60,163	$56,424	6.6%	2.3%
Global Technology Services	$40,879	$38,201	7.0%	2.7%
Outsourcing	23,911	22,241	7.5	3.0
Integrated Technology Services	9,453	8,714	8.5	4.1
Maintenance	7,515	7,250	3.6	(0.2)
Global Business Services	$19,284	$18,223	5.8%	1.5%
Outsourcing	4,390	4,007	9.5	4.8
Consulting and Systems Integration	14,895	14,216	4.8	0.5

* Reclassified to conform with 2011 presentation of Outsourcing and Consulting and Systems Integration revenue within GBS.

Global Technology Services revenue of $40,879 million increased 7.0 percent (3 percent adjusted for currency) in 2011 versus 2010. Revenue performance was led by the growth markets which were up 16.8 percent (11 percent adjusted for currency). GTS Outsourcing revenue increased 7.5 percent (3 percent adjusted for currency) in 2011 and gained share. Outsourcing performance in 2011 was driven by strength in the growth markets with revenue up 11 percent, adjusted for currency, as the outsourcing offerings are continuing to help clients build out their IT infrastructures. Integrated Technology Services (ITS) revenue increased 8.5 percent (4 percent adjusted for currency) in 2011 versus 2010, also led by the growth markets which increased 13 percent, adjusted for currency. Revenue growth year over year, adjusted for currency, in both GTS Outsourcing and ITS was relatively consistent over the course of the year.

Global Business Services revenue of $19,284 million increased 5.8 percent (1 percent adjusted for currency) in 2011 led by strength in the growth markets with revenue up 17.4 percent (11 percent adjusted for currency). Application Outsourcing revenue increased 9.5 percent (5 percent adjusted for currency) in 2011 year to year. Consulting and Systems Integration (C&SI), which includes Consulting, Application Management Services systems integration and the U.S. Federal business, grew revenue in 2011 4.8 percent (1 percent adjusted for currency). Both GBS lines of business had strong year-to-year performance in the growth markets with double-digit constant currency revenue growth. GBS was impacted in 2011 by revenue declines in Japan and in the Public Sector; excluding Japan and the Public Sector, total GBS revenue increased 11.9 percent in 2011 (8 percent adjusted for currency).

($ in millions)

For the year ended December 31:	2011	2010*	Yr.-to-Yr. Percent/ Margin Change
Global Services
Global Technology Services
External gross profit	$14,320	$13,194	8.5%
External gross profit margin	35.0%	34.5%	0.5	pts.
Pre-tax income	$6,284	$5,499	14.3%
Pre-tax margin	14.9%	13.9%	1.0	pts.
Pre-tax income—normalized**	$6,399	$5,771	10.9%
Pre-tax margin—normalized	15.2%	14.6%	0.6	pts.
Global Business Services
External gross profit	$5,545	$5,106	8.6%
External gross profit margin	28.8%	28.0%	0.7	pts.
Pre-tax income	$3,006	$2,546	18.1%
Pre-tax margin	15.0%	13.4%	1.6	pts.
Pre-tax income—normalized+	$3,052	$2,674	14.1%
Pre-tax margin—normalized	15.2%	14.1%	1.1	pts.

*    Reclassified to conform with 2011 presentation.

**  Excludes $116 million and $273 million of workforce rebalancing charges in the first quarter of 2011 and 2010, respectively.

+    Excludes $45 million and $128 million of workforce rebalancing charges in the first quarter of 2011 and 2010, respectively.

GTS gross profit increased 8.5 percent in 2011 and gross margin improved 0.5 points year to year. Margin expansion was driven by improved gross profit performance in all lines of business. Pre-tax income increased to $6,284 million in 2011 with a pre-tax margin of 14.9 percent. On a normalized basis, segment pre-tax income in 2011 increased 10.9 percent and margin expanded 0.6 points to 15.2 percent.

GBS gross profit increased 8.6 percent in 2011 and gross margin improved 0.7 points to 28.8 percent, led primarily by margin improvement in Application Management Services Outsourcing. GBS segment pre-tax income improved 18.1 percent to $3,006 million with a pre-tax margin of 15.0 percent. On a normalized basis, segment pre-tax income in 2011 increased 14.1 percent with a pre-tax margin of 15.2 percent, an increase of 1.1 points year to year.

Total Global Services segment pre-tax income was $9,290 million in 2011, an increase of $1,246 million or 15.5 percent year to year. The combined pre-tax margin in 2011 improved 1.2 points versus 2010. On a normalized basis, total Global Services pre-tax income in 2011 increased 11.9 percent with a pre-tax margin of 15.2 percent, up 0.8 points year to year. In 2011, the company established two Global Services integration hubs which will drive the business to a new level of global consistency, integration and standardization in the development and delivery of solutions to clients. Both Global Services segments had strong profit and margin performance in 2011 as they continue to mix to higher value offerings and markets, and continue to focus on productivity and cost management.

Global Services Backlog

The estimated Global Services backlog at December 31, 2011 was $141 billion, a decrease of $1.7 billion (flat adjusted for currency) compared to the December 31, 2010 balance, and an increase of $3.8 billion ($4.7 billion adjusted for currency) compared to the September 30, 2011 balance. There are three primary drivers of total services revenue: backlog, new sales into the existing contract base and new client signings. A very high percentage of annual services revenue, approximately 70 percent, comes from the run out of the opening backlog. The December 31, 2011 backlog position provides a very solid base of revenue for total Services to begin 2012. In 2012, the company expects approximately 3 percent revenue growth from the backlog, at consistent foreign exchange currency rates. The estimated outsourcing backlog at December 31, 2011 was $93 billion, a decrease of $4.0 billion ($2.8 billion adjusted for currency) from December 31, 2010 balance, and an increase of $2.2 billion ($2.8 billion adjusted for currency) from the September 30, 2011 level.

($ in billions)

At December 31:	2011	2010	Yr.-to-Yr. Change	Yr.-to-Yr. Change Adjusted for Currency
Backlog
Total backlog	$140.6	$142.4	$(1.7)	$0.0
Outsourcing backlog	92.5	96.5	(4.0)	(2.8)

Total Global Services backlog includes GTS Outsourcing, ITS, GBS Outsourcing, Consulting and Systems Integration and Maintenance. Outsourcing backlog includes GTS Outsourcing and GBS Outsourcing. Total backlog is intended to be a statement of overall work under contract and therefore does include Maintenance. Backlog estimates are subject to change and are affected by several factors, including terminations, changes in the scope of contracts, periodic revalidations, adjustments for revenue not materialized and adjustments for currency.

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

Signings include GTS Outsourcing, ITS, GBS Outsourcing and Consulting and Systems Integration contracts. Contract extensions and increases in scope are treated as signings only to the extent of the incremental new value. Maintenance is not included in signings as maintenance contracts tend to be more steady state, where revenues equal renewals.

Contract portfolios purchased in an acquisition are treated as positive backlog adjustments provided those contracts meet the company’s requirements for initial signings. A new signing will be recognized if a new services agreement is signed incidental or coincidental to an acquisition or divestiture.

($ in millions)

For the year ended December 31:	2011	2010*	Yr.-to-Yr. Percent Change	Yr.-to-Yr. Change Adjusted for Currency
Total signings	$57,435	$57,696	(0.5)%	(4.0)%
Outsourcing signings	$29,251	$31,268	(6.5)%	(9.7)%
Transactional signings	28,184	26,428	6.6	2.6

* Reclassified to conform with 2011 presentation.

Software

($ in millions)

For the year ended December 31:	2011	2010*	Yr.-to-Yr. Percent Change	Yr.-to-Yr. Percent Change Adjusted for Currency
Software external revenue	$24,944	$22,485	10.9%	8.0%
Middleware	$20,650	$18,445	12.0%	9.0%
Key Branded Middleware	16,051	13,879	15.6	12.7
Web Sphere Family			40.5	37.4
Information Management			12.5	9.6
Lotus			3.8	0.2
Tivoli			10.2	7.4
Rational			4.9	1.8
Other middleware	4,600	4,565	0.8	(1.9)
Operating systems	2,479	2,282	8.6	5.6
Other	1,814	1,758	3.2	0.4

* Reclassified to conform with 2011 presentation.

Software revenue of $24,944 million increased 10.9 percent (8 percent adjusted for currency) in 2011 compared to 2010. Adjusting for the divested PLM operations, revenue grew at 11.8 percent (9 percent adjusted for currency) in 2011. Revenue growth was driven by key branded middleware, reflecting continued strong demand for the company’s offerings and solid growth in key focus areas such as Smarter Commerce and business analytics. Overall, the Software business had another very good year in 2011, delivering nearly $10 billion in segment pre-tax income, an increase of $500 million from 2010. The company continues to invest in additional capabilities for the Software business through both organic investments and strategic acquisitions, including the completion of five acquisitions in 2011, plus acquisitions announced in the fourth quarter of 2011 that closed in the first quarter of 2012.

Key branded middleware revenue increased 15.6 percent (13 percent adjusted for currency) and again gained market share in 2011, as the Software business extended its lead in the middleware market. Software revenue continued to mix to the faster growing branded middleware which accounted for 64 percent of total software revenue in 2011, an increase of 3 points from 2010. Performance in 2011 was led by strong double-digit growth in WebSphere. The Software business continued to have solid performance in its growth initiatives, with business analytics revenue up double digits in 2011 year to year.

WebSphere revenue increased 40.5 percent (37 percent adjusted for currency) in 2011 with strong performance throughout the year and gained share. WebSphere’s five product areas all had revenue growth of 18 percent or higher in 2011, led by the Smarter Commerce offerings, which more than tripled year to year. This performance contributed to the company’s overall growth in the retail industry in each of the last two years. The 2010 acquisitions of Sterling Commerce, Coremetrics and Unica Corporation all contributed to the WebSphere year-to-year performance.

Information Management revenue increased 12.5 percent (10 percent adjusted for currency) and gained share in 2011 compared to 2010. Distributed Database revenue increased 33 percent in 2011, led by strong performance from the Netezza offerings. Since acquiring Netezza in November 2010, the Software business has expanded its customer base by over 40 percent. The company’s business analytics software offerings, most of which are part of Information Management, continue to outpace the market with double-digit revenue growth, year to year in 2011.

Lotus revenue increased 3.8 percent (flat adjusted for currency) in 2011 compared to 2010, with growth driven by the Social Business offerings.

Tivoli revenue increased 10.2 percent (7 percent adjusted for currency) in 2011 when compared to 2010 and gained share. Revenue growth was led by Storage software with growth of 25 percent (22 percent adjusted for currency). Security solutions software also delivered growth in 2011, with revenue up 9 percent (6 percent adjusted for currency).

Rational revenue increased 4.9 percent (2 percent adjusted for currency) in 2011 versus 2010 and gained share. Revenue growth was driven by Telelogic, which increased 11 percent (7 percent adjusted for currency) year to year.

Operating systems revenue increased 8.6 percent (6 percent adjusted for currency) in 2011 compared to 2010, driven primarily by growth in Power Systems.

Other software revenue increased 3.2 percent (flat adjusted for currency) with growth in software-related services partially offset by the divestiture of the PLM operations in the first quarter of 2010.

($ in millions)

For the year ended December 31:	2011	2010*	Yr.-to-Yr. Percent/ Margin Change
Software
External gross profit	$22,065	$19,774	11.6%
External gross profit margin	88.5%	87.9%	0.5	pts.
Pre-tax income	$9,970	$9,466	5.3%
Pre-tax margin	35.3%	37.2%	(1.9	)pts.
Pre-tax income—normalized**	$10,009	$8,972	11.6%
Pre-tax margin—normalized	35.5%	35.3%	0.2	pts.

*   Reclassified to conform with 2011 presentation.

** Excludes $39 million and $98 million of workforce rebalancing charges in the first quarter of 2011 and 2010, respectively, and $(591) million related to the PLM gain in the first quarter of 2010.

Software gross profit increased 11.6 percent to $22,065 million in 2011 driven primarily by the growth in revenue. Gross profit margin improved 0.5 points versus 2010. Software delivered segment pre-tax income of $9,970 million in 2011, an increase of 5.3 percent versus 2010. On a normalized basis, segment pre-tax income increased 11.6 percent and segment pre-tax margin improved 0.2 points to 35.5 percent in 2011. The Software segment delivered strong margin and profit growth in 2011 and contributed to the company’s continued margin expansion and profit performance.

Systems and Technology

($ in millions)

For the year ended December 31:	2011	2010	Yr.-to-Yr. Percent Change	Yr.-to-Yr. Percent Change Adjusted for Currency
Systems and Technology external revenue	$18,985	$17,973	5.6%	3.2%
System z			0.3%	(2.1)%
Power Systems			12.0	9.5
System x			5.7	2.4
Storage			5.8	3.1
Retail Store Solutions			11.6	9.4
Total Systems			6.5	3.8
Microelectronics OEM			0.2	0.1

Systems and Technology revenue increased 5.6 percent (3 percent adjusted for currency) in 2011 versus 2010. Performance in 2011 was driven by the growth markets which increased 14.9 percent (12 percent adjusted for currency). The major markets increased 2.7 percent, but were essentially flat at constant currency versus the prior year period.

System z revenue increased 0.3 percent (down 2 percent adjusted for currency) in 2011 versus 2010. MIPS (millions of instructions per second) shipments increased 16 percent in 2011 versus 2010. The revenue performance and lower MIPS growth was a result of the strong prior-year performance and was consistent with prior mainframe product cycles, as the company successfully launched its zEnterprise 196 server in the third quarter of 2010. Since the z196 server began shipping, the company has added over 115 new System z clients, with more than 33 percent in the growth markets.

Power Systems revenue increased 12.0 percent (9 percent adjusted for currency) in 2011 versus 2010 with performance driven by strong growth in high-end systems. High-end systems revenue increased 31 percent (28 percent adjusted for currency) in 2011 compared to 2010. The company extended its market leadership in 2011, having posted 15 consecutive quarters of year-to-year share gains. In addition, this was the second consecutive year that the company had over 1,000 competitive displacements, which this year generated over $1 billion of business; approximately 50 percent of this business was from Hewlett Packard, with most of the balance from Oracle/Sun.

System x revenue increased 5.7 percent (2 percent adjusted for currency) in 2011 compared to 2010. High-end System x revenue increased 35 percent (31 percent adjusted for currency) in 2011 versus the prior year. System x revenue increased 22 percent (18 percent adjusted for currency) in the growth markets and closed the year with its ninth consecutive quarter with a double-digit increase in the growth markets.

Storage revenue increased 5.8 percent (3 percent adjusted for currency) in 2011 versus 2010. Total disk revenue increased 7 percent (4 percent adjusted for currency) in 2011 versus 2010, driven by growth in enterprise disk products. Tape revenue increased 3 percent (flat adjusted for currency) in 2011 versus 2010. When combined with storage software, total storage revenue increased 10 percent in 2011 compared to the prior year.

Retail Stores Solutions revenue increased 11.6 percent (9 percent adjusted for currency) in 2011 versus the prior year. The brand gained share in 2011 and contributed to the company’s overall improved performance in the retail industry.

Microelectronics OEM revenue increased 0.2 percent (flat adjusted for currency) in 2011 versus 2010, as the company shifted its production to meet internal demand.

($ in millions)

For the year ended December 31:	2011	2010*	Yr.-to-Yr. Percent/ Margin Change
Systems and Technology
External gross profit	$7,555	$6,856	10.2%
External gross profit margin	39.8%	38.1%	1.6	pts.
Pre-tax income	$1,633	$1,456	12.2%
Pre-tax margin	8.2%	7.8%	0.5	pts.
Pre-tax income—normalized**	$1,652	$1,513	9.2%
Pre-tax margin—normalized	8.3%	8.1%	0.3	pts.

*    Reclassified to conform with 2011 presentation.

**  Excludes $19 million and $57 million of workforce rebalancing charges in the first quarter of 2011 and 2010, respectively.

The increase in external gross profit for 2011 versus 2010 was due to higher revenue and an improved overall gross profit margin.

Overall gross margin increased 1.6 points in 2011 versus the prior year. The increase was primarily driven by margin improvements in Power Systems (1.2 points), System z (0.4 points) and System x (0.6 points), partially offset by lower margins in Microelectronics (0.6 points) and Storage (0.2 points).

Systems and Technology’s pre-tax income increased $177 million (12.2 percent) to $1,633 million in 2011 and on a normalized basis increased $139 million to $1,652 million in 2011, when compared to the prior year. Pre-tax margin increased 0.5 points, and on a normalized basis 0.3 points, versus the prior year.

Global Financing

See pages 63 through 67 for an analysis of Global Financing’s segment results.

Geographic Revenue

In addition to the revenue presentation by reportable segment, the company also measures revenue performance on a geographic basis. The following geographic, regional and country-specific revenue performance excludes OEM revenue, which is discussed separately below.

($ in millions)

For the year ended December 31:	2011	2010	Yr.-to-Yr. Percent Change	Yr.-to-Yr. Percent Change Adjusted for Currency
Total revenue	$106,916	$99,870	7.1%	3.4%
Geographies	$104,170	$97,060	7.3%	3.6%
Americas	44,944	42,044	6.9	6.2
Europe/Middle East/Africa	33,952	31,866	6.5	1.6
Asia Pacific	25,273	23,150	9.2	1.7
Major markets			5.1%	1.6%
Growth markets			16.0%	11.4%
BRIC countries			18.6%	16.1%

Total geographic revenue increased 7.3 percent (4 percent adjusted for currency) to $104,170 million in 2011, led by strong performance in the growth markets.

The growth markets increased 16.0 percent (11 percent adjusted for currency) in 2011 and gained 4 points of market share. The growth markets strategy to expand into new markets, build out IT infrastructures and lead in specific industries is driving the strong performance and share gains. Revenue growth outpaced growth in the major markets by 10 points in 2011 on a constant currency basis. In the BRIC countries (Brazil, Russia, India and China), revenue increased 18.6 percent (16 percent adjusted for currency) in 2011, with double-digit growth in each country. Overall in 2011, the company had double-digit constant currency revenue growth in nearly 40 growth market countries. These countries contributed nearly two-thirds of the company’s 2011 constant currency revenue growth and represented 22 percent of total geographic revenue in 2011. To further drive market expansion, the company opened 92 new branches and added over 1,500 new sales resources in 2011.

Americas revenue increased 6.9 percent (6 percent adjusted for currency) in 2011. Within the major market countries, the U.S. increased 4.2 percent and Canada increased 14.3 percent (10 percent adjusted for currency). Revenue in the Latin America growth markets increased 16.9 percent (14 percent adjusted for currency) with growth in Brazil of 13.0 percent (9 percent adjusted for currency).

Europe/Middle East/Africa (EMEA) revenue increased 6.5 percent (2 percent adjusted for currency) in 2011 compared to 2010. In the major market countries, revenue growth was led by the U. K. up 9.4 percent (5 percent adjusted for currency), Spain up 11.2 percent (6 percent adjusted for currency), Germany up 5.8 percent (1 percent adjusted for currency) and France up 4.4 percent (flat adjusted for currency). Revenue in Italy decreased 0.6 percent (5 percent adjusted for currency). The EMEA growth markets increased 11.6 percent (10 percent adjusted for currency) in 2011, led by growth in Russia of 49.8 percent (49 percent adjusted for currency).

Asia Pacific revenue increased 9.2 percent (2 percent adjusted for currency) year over year. The Asia Pacific growth markets increased 16.8 percent (11 percent adjusted for currency), led by growth in China of 21.6 percent (18 percent adjusted for currency) and India of 10.9 percent (13 percent adjusted for currency). Japan revenue increased 2.0 percent (decreased 7 percent adjusted for currency).

OEM revenue of $2,746 million in 2011 decreased 2.3 percent (3 percent adjusted for currency) compared to 2010, driven by the Microelectronics OEM business.

Total Expense and Other Income

($ in millions)

For the year ended December 31:	2011	2010	Yr.-to-Yr. Percent/ Margin Change
Total consolidated expense and other (income)	$29,135	$26,291	10.8%
Non-operating adjustments
Amortization of acquired intangible assets	(289)	(253)	14.4
Acquisition-related charges	(45)	(46)	(1.8)
Non-operating retirement-related (costs)/income	74	210	(64.6)
Total operating (non-GAAP) expense and other (income)	$28,875	$26,202	10.2%
Total consolidated expense-to-revenue ratio	27.3%	26.3%	0.9	pts.
Operating (non-GAAP) expense-to-revenue ratio	27.0%	26.2%	0.8	pts.

Total expense and other (income) increased 10.8 percent in 2011 versus 2010. Total operating (non-GAAP) expense and other (income) increased 10.2 percent versus the prior year. The key drivers of the year-to-year change in total expense and other (income) for both expense presentations were approximately:

•	Currency*	4 points
•	Acquisitions**	3 points
•	Base expense	3 points

*	Reflects impacts of translation and hedging programs.
**	Includes acquisitions completed in prior 12-month period.

In the execution of its strategy, the company continues to invest in its growth initiatives, innovation and strategic acquisitions. The company also has had an ongoing focus on increasing efficiency and productivity across the business.

For additional information regarding total expense and other income, see the following analyses by category.

Selling, General and Administrative

($ in millions)

For the year ended December 31:	2011	2010	Yr.-to-Yr. Percent Change
Selling, general and administrative expense
Selling, general and administrative—other	$20,287	$18,585	9.2%
Advertising and promotional expense	1,373	1,337	2.7
Workforce rebalancing charges	440	641	(31.3)
Retirement-related costs	603	494	22.1
Amortization of acquired intangibles assets	289	253	14.4
Stock-based compensation	514	488	5.4
Bad debt expense	88	40	116.6
Total consolidated selling, general and administrative expense	$23,594	$21,837	8.0%
Non-operating adjustments
Amortization of acquired intangible assets	(289)	(253)	14.4
Acquisition-related charges	(20)	(41)	(52.3)
Non-operating retirement-related (costs)/income	(13)	84	NM
Operating (non-GAAP) selling, general and administrative expense	$23,272	$21,628	7.6%

NM—Not meaningful

Total Selling, general and administrative (SG&A) expense increased 8.0 percent (5 percent adjusted for currency) in 2011 versus 2010. Overall the increase was driven by currency impacts (3 points), acquisition-related spending (3 points) and base expense (2 points). Operating (non-GAAP) SG&A expense increased 7.6 percent (5 percent adjusted for currency) primarily driven by the same factors. Workforce rebalancing charges decreased $201 million due primarily to actions taken in the first quarter of 2010 ($558 million). Bad debt expense increased $47 million in 2011 primarily due to higher receivable balances and the current economic environment in Europe. The accounts receivable provision coverage was 1.5 percent at December 31, 2011, a decrease of 30 basis points from year-end 2010.

Other (Income) and Expense

($ in millions)

For the year ended December 31:	2011	2010	Yr.-to-Yr. Percent Change
Other (income) and expense
Foreign currency transaction losses/(gains)	$513	$303	69.2%
(Gains)/losses on derivative instruments	(113)	(239)	(52.9)
Interest income	(136)	(92)	48.4
Net (gains)/losses from securities and investment assets	(227)	31	NM
Other	(58)	(790)	(92.7)
Total consolidated other (income) and expense	$(20)	$(787)	(97.4)%
Non-operating adjustment
Acquisition-related charges	(25)	(4)	NM
Operating (non-GAAP) other (income) and expense	$(45)	$(791)	(94.3)%

NM—Not meaningful

Other (income) and expense was income of $20 million and $787 million for 2011 and 2010, respectively. The decrease in income in 2011 was primarily driven by the net gain ($591 million) from the PLM transaction recorded in the first quarter of 2010 and a net gain associated with the disposition of a joint venture in the third quarter of 2010 ($57 million) reflected in Other in the table above. In addition, foreign currency rate volatility drove higher foreign currency transaction losses ($210 million) and lower gains on derivative instruments ($126 million). These decreases in income were partially offset by higher net gains from securities and investment asset sales ($258 million), primarily in the first quarter of 2011.

Research, Development and Engineering

($ in millions)

For the year ended December 31:	2011	2010	Yr.-to-Yr. Percent Change
Total consolidated research, development and engineering	$6,258	$6,026	3.8%
Non-operating adjustment
Non-operating retirement-related (costs)/income	88	126	(30.4)
Operating (non-GAAP) research, development and engineering	$6,345	$6,152	3.1%

The company continues to invest in research and development, focusing its investments on high-value, high-growth opportunities and to extend its technology leadership. Total research, development and engineering (RD&E) expense increased 3.8 percent in 2011 versus 2010, primarily driven by acquisitions (up 4 points) and currency impacts (up 2 points), partially offset by base expense (down 2 points). Operating (non-GAAP) RD&E expense increased 3.1 percent in 2011 compared to the prior year primarily driven by the same factors. RD&E investments represented 5.9 percent of revenue in 2011, compared to 6.0 percent in 2010.

Intellectual Property and Custom Development Income

($ in millions)

For the year ended December 31:	2011	2010	Yr.-to-Yr. Percent Change
Sales and other transfers of intellectual property	$309	$203	52.3%
Licensing/royalty-based fees	211	312	(32.5)
Custom development income	588	638	(8.0)
Total	$1,108	$1,154	(4.0)%

The timing and amount of sales and other transfers of IP may vary significantly from period to period depending upon timing of divestitures, industry consolidation, economic conditions and the timing of new patents and know-how development. There were no significant individual IP transactions in 2011 or 2010.

Interest Expense

($ in millions)

For the year ended December 31:	2011	2010	Yr.-to-Yr. Percent Change
Interest expense
Total	$411	$368	11.6%

The increase in interest expense in 2011 versus 2010 was primarily driven by higher average debt levels, partially offset by lower average interest rates. Interest expense is presented in cost of financing in the Consolidated Statement of Earnings only if the related external borrowings are to support the Global Financing external business. See pages 66 and 67 for additional information regarding Global Financing debt and interest expense. Overall interest expense (excluding capitalized interest) for 2011 was $964 million, an increase of $41 million year to year.

Stock-Based Compensation

Total pre-tax stock-based compensation cost of $697 million increased $68 million compared to 2010. The increase was primarily the result of an increase related to the company’s assumption of stock-based awards previously issued by acquired entities ($22 million) and increases related to restricted stock units and performance share units ($48 million), partially offset by a reduction related to stock options ($2 million). Cost, and the year-to-year change, was reflected in the following categories: Cost: $120 million, up $27 million; SG&A expense: $514 million, up $26 million; and RD&E expense: $62 million, up $14 million.

See note R, “Stock-Based Compensation,” on pages 118 to 121 for additional information on stock-based incentive awards.

Retirement-Related Plans

The following table provides the total pre-tax cost for all retirement-related plans. These amounts are included in the Consolidated Statement of Earnings within the caption (e.g., Cost, SG&A, RD&E) relating to the job function of the plan participants.

($ in millions)

For the year ended December 31:	2011	2010	Yr.-to-Yr. Percent Change
Retirement-related plans—cost
Service cost	$549	$550	(0.2)%
Amortization of prior service cost/(credits)	(157)	(183)	(14.6)
Cost of defined contribution plans	1,513	1,430	5.8
Total operating costs	$1,905	$1,796	6.0%
Interest cost	4,601	4,763	(3.4)
Expected return on plan assets	(6,574)	(6,488)	1.3
Recognized actuarial losses	1,788	1,194	49.7
Plan amendments/curtailments/ settlements	1	27	(98.0)
Multi-employer plan/other costs	112	89	26.0
Total non-operating costs/(income)	$(72)	$(414)	(82.5)%
Total retirement-related plans—cost	$1,832	$1,382	32.6%

In 2011, total retirement-related plans cost increased by $450 million compared to 2010, primarily driven by an increase in recognized actuarial losses of $594 million and increased cost associated with defined contribution plans ($83 million), partially offset by lower interest cost of $162 million and an increased expected return on plan assets of $87 million.

As discussed in the “Operating (non-GAAP) Earnings” section on page 18, the company characterizes certain retirement-related costs as operating and others as non-operating. Utilizing this characterization, operating retirement-related costs in 2011 were $1,905 million, an increase of $108 million compared to 2010, primarily driven by the $83 million increase in defined contribution plan costs. Non-operating costs of $(72) million increased $342 million in 2011 compared to the prior year driven primarily by the increase in recognized actuarial losses ($594 million), partially offset by lower interest cost ($162 million) and the increase in expected return on plan assets ($87 million).

Income Taxes

The effective tax rate for 2011 was 24.5 percent compared with 24.8 percent in 2010. The operating (non-GAAP) tax rate for 2011 was 24.5 percent compared with 24.4 percent in 2010. The 0.3 point decrease in the as-reported effective tax rate was primarily driven by a more favorable geographic mix of pre-tax earnings (0.6 points), the lack of prior year impacts related to certain intercompany payments made by foreign subsidiaries (6.6 points) and a reduced impact associated with the intercompany licensing of certain intellectual property and acquisition integration costs (2.2 points). These benefits were offset by a decrease in the utilization of foreign tax credits (3.7 points) and a decrease in the benefits associated with the settlements of the U.S. federal income tax audit (5.5 points). The remaining items were individually insignificant.

Earnings Per Share

Basic earnings per share is computed on the basis of the weighted-average number of shares of common stock outstanding during the period. Diluted earnings per share is computed on the basis of the weighted-average number of shares of common stock outstanding plus the effect of dilutive potential common shares outstanding during the period using the treasury stock method. Dilutive potential common shares include outstanding stock options and stock awards.

For the year ended December 31:	2011	2010	Yr.-to-Yr. Percent Change
Earnings per share of common stock
Assuming dilution	$13.06	$11.52	13.4%
Basic	$13.25	$11.69	13.3%
Diluted operating (non-GAAP)	$13.44	$11.67	15.2%
Weighted-average shares outstanding (in millions)
Assuming dilution	1,213.8	1,287.4	(5.7)%
Basic	1,197.0	1,268.8	(5.7)%

Actual shares outstanding at December 31, 2011 and 2010 were 1,163.2 million and 1,228.0 million, respectively. The average number of common shares outstanding assuming dilution was 73.6 million shares lower in 2011 versus 2010. The decrease was primarily the result of the common stock repurchase program. See note L, “Equity Activity,” on page 110 for additional information regarding common stock activities. Also see note P, “Earnings Per Share of Common Stock,” on page 117.

Financial Position

Dynamics

At December 31, 2011, the company’s balance sheet and liquidity positions remain strong and are well positioned to support the company’s long-term objectives. Cash and cash equivalents at year end was $11,922 million, an increase of $271 million from the prior year-end position. During the year, the company continued to manage its investment portfolio to meet its capital preservation and liquidity objectives, which resulted in a shift to higher rated institutions. At year end, a significant portion of the investment portfolio was invested in U.S. sovereign instruments with no holdings of European sovereign debt securities.

Total debt of $31,320 million increased $2,695 million from the prior year-end level. The commercial paper balance at December 31, 2011 was $2,300 million, an increase of $1,156 million from the prior year. Within total debt, $23,332 is in support of the Global Financing business which is leveraged at a 7.2 to 1 ratio. The company continues to have substantial flexibility in the market. During 2011, the company completed bond issuances totaling $4,850 million, with terms ranging from three to ten years and priced from 0.875 to 2.90 percent depending on the maturity. In addition, the company renewed its $10 billion global credit facility for five years, with 100 percent of the facility available on a same day basis.

Consistent with accounting standards the company remeasures the funded status of its retirement and postretirement plans at December 31. At December 31, 2011, the overall net underfunded position was $16,389 million, an increase of $2,654 million from December 31, 2010 as the increase in the benefit obligation due to the reduction in discount rates more than offset the returns on plan assets. At year end, the company’s qualified defined benefit plans were well funded and its cash requirements related to these plans remain stable going-forward. In 2011, the return on the U.S. Personal Pension Plan assets was 8.4 percent and the plan was 98 percent funded. Overall, global asset returns were 6.1 percent and the company’s qualified defined benefit plans worldwide were 96 percent funded.

The company’s qualified defined benefit plans do hold European sovereign debt securities in their trust funds. See note S, “Retirement-Related Benefits,” on page 129 for additional information.

During 2011, the company generated $19,846 million in cash from operations, an increase of $298 million compared to 2010. In addition, the company generated $16,604 million in free cash flow in 2011, an increase of $305 million over the prior year. See pages 56 and 57 for additional information on free cash flow. The company returned $18,519 million to shareholders in 2011, with $15,046 million in share repurchases and $3,473 million in dividends. In 2011, the company repurchased approximately 89 million shares and had $8.7 billion remaining in share repurchase authorization at year end. The company has consistently generated strong cash from operations and strong free cash flow and this permits the company to invest and deploy capital to areas with the most attractive long-term opportunities.

The assets and debt associated with the Global Financing business are a significant part of the company’s financial position. The financial position amounts appearing on page 72 are the consolidated amounts including Global Financing. The amounts appearing in the separate Global Financing section, beginning on page 63, are supplementary data presented to facilitate an understanding of the Global Financing business.

Working Capital

($ in millions)

At December 31:	2011	2010
Current assets	$50,928	$48,116
Current liabilities	42,123	40,562
Working capital	$8,805	$7,554
Current ratio	1.21:1	1.19:1

Working capital increased $1,251 million from the year-end 2010 position. The key changes are described below:

Current assets increased $2,812 million ($3,734 million adjusted for currency), due to:

•                  An increase of $1,337 million ($1,594 million adjusted for currency) in short-term receivables due to:

•                  Higher volumes of financing receivables of $644 million ($789 million adjusted for currency) driven by customer loans and inventory financing; and

•                  Higher software sales volumes of approximately $300 million, and

•                  Reclasses of approximately $300 million of long-term other receivables to reflect maturity dates.

•                  An increase of $1,022 million ($1,181 million adjusted for currency) in prepaid expenses and other current assets primarily due to:

•                  An increase of $387 million in collateral received related to derivatives valuations; and

•                  An increase of $326 million in income taxes primarily driven by tax payments in the U.S.; and

•                  An increase of $310 million in various prepaid expenses; and

•                  An increase of $1,262 million ($1,755 million adjusted for currency) in cash and cash equivalents (see the following cash flow analysis); partially offset by

•                  A decline of $990 million in marketable securities due to sales of securities during 2011.

Current liabilities increased $1,561 million ($1,779 million adjusted for currency) as a result of:

•                  An increase in short-term debt of $1,685 million primarily driven by:

•                  New debt issuances of $6,123 million including commercial paper; and

•                  Reclasses of $4,325 million from long-term to short-term debt to reflect maturity dates; partially offset by

•                  Payments of $8,910 million.

•                  An increase in accounts payable of $713 million ($766 million adjusted for currency) reflecting higher year-end activity as well as the increase in collateral related to derivatives; and

•                  An increase in deferred income of $617 million ($638 million adjusted for currency) driven by the software business, including acquisitions; partially offset by

•                  A decrease of $903 million in taxes payable primarily due to tax payments in the U.S. during 2011; and

•                  A decrease in other accrued expenses and liabilities of $621 million ($473 million adjusted for currency) primarily due to derivatives valuations.

Cash Flow

The company’s cash flow from operating, investing and financing activities, as reflected in the Consolidated Statement of Cash Flows on page 73, is summarized in the table below. These amounts include the cash flows associated with the Global Financing business.

($ in millions)

For the year ended December 31:	2011	2010
Net cash provided by/(used in)
Operating activities	$19,846	$19,549
Investing activities	(4,396)	(8,507)
Financing activities	(13,696)	(12,429)
Effect of exchange rate changes on cash and cash equivalents	(493)	(135)
Net change in cash and cash equivalents	$1,262	$(1,522)

Net cash from operating activities increased by $298 million in 2011 as compared to 2010 driven by the following key factors:

•                  Improved net income of $1,022 million; and

•                  A decrease in net gains on asset sales of $459 million, driven by the PLM transaction gain in 2010; partially offset by

•                  A decrease in cash provided by operating assets and liabilities of $1,152 million due to:

•                  Higher net tax payments of approximately $900 million during 2011 compared to 2010; and

•                  A decrease in cash provided by receivables of $790 million as a result of higher volumes in 2011; partially offset by

•                  A decrease in cash used related to retirement-related plans of $196 million, primarily driven by lower non-U.S. employer funding in 2011; and

•                  A decrease in cash used for workforce rebalancing activities of $278 million during 2011 compared to 2010.

Net cash used in investing activities decreased $4,111 million due to a decrease in cash used for acquisitions.

Net cash used in financing activities increased $1,267 million as a result of:

•                  A net decrease of $991 million in cash from common stock transactions; and

•                  An increase in dividends paid of $296 million in 2011 compared to 2010; partially offset by

•                  A decrease in common stock repurchases of $329 million in 2011 compared to 2010.

Noncurrent Assets and Liabilities

($ in millions)

At December 31:	2011	2010
Noncurrent assets	$65,505	$65,335
Long-term debt	$22,857	$21,846
Noncurrent liabilities (excluding debt)	$31,217	$27,871

The increase in noncurrent assets of $169 million ($902 million adjusted for currency) was driven by:

•                  An increase of $1,077 million in goodwill ($1,282 million adjusted for currency) driven by acquisitions during 2011; and

•                  An increase of $282 million in deferred taxes ($256 million adjusted for currency) primarily driven by retirement related activity; partially offset by

•                  An increase of $227 million ($330 million adjusted for currency) in long-term financing receivables driven by increased volumes; and

•                  A decrease of $883 million ($753 million adjusted for currency) in investments and sundry assets driven by net asset sales of $395 million during 2011 as well as a reclass to short-term other receivables of approximately $300 million to reflect maturity dates; and

•                  A decrease of $225 million ($66 million adjusted for currency) in prepaid pension assets resulting from pension remeasurements; and

•                  A decrease of $214 million in property, plant and equipment (net) primarily due to currency.

Long-term debt increased by $1,011 million due to new debt issuances of $5,194 million, partially offset by reclasses of $4,325 million to short-term debt as certain instruments approach maturity.

Other noncurrent liabilities, excluding debt, increased $3,346 million ($3,544 million adjusted for currency) primarily driven by:

•                  An increase in retirement and nonpension benefit obligations of $2,396 million ($2,488 million adjusted for currency) primarily driven by remeasurements in the U.S., the United Kingdom and Japan; and

•                  An increase of $770 million ($834 million adjusted for currency) in other noncurrent liabilities primarily due to an increase in tax related liabilities.

Debt

The company’s funding requirements are continually monitored and strategies are executed to manage the overall asset and liability profile. Additionally, the company maintains sufficient flexibility to access global funding sources as needed.

($ in millions)

At December 31:	2011	2010
Total company debt	$31,320	$28,624
Total Global Financing segment debt	$23,332	$22,823
Debt to support external clients	20,051	19,583
Debt to support internal clients	3,281	3,240

Global Financing provides financing predominantly for the company’s external client assets, as well as for assets under contract by other IBM units. These assets, primarily for Global Services, generate long-term, stable revenue streams similar to the Global Financing asset portfolio. Based on their attributes, these Global Services assets are leveraged with the balance of the Global Financing asset base. The debt analysis above is further detailed in the Global Financing section on pages 66 and 67.

Given the significant leverage, the company presents a debt-to-capitalization ratio which excludes Global Financing debt and equity as management believes this is more representative of the company’s core business operations. This ratio can vary from period to period as the company manages its global cash and debt positions.

“Core” debt-to-capitalization ratio (excluding Global Financing debt and equity) was 32.0 percent at December 31, 2011 compared to 22.6 percent at December 31, 2010. The increase was primarily driven by an increase in non-Global Financing debt of $2,186 million and by a decrease in non-Global Financing equity of $2,929 million from December 31, 2010 balances.

Consolidated debt-to-capitalization ratio at December 31, 2011 was 60.7 percent versus 55.3 percent at December 31, 2010.

Equity

Total equity decreased by $2,937 million as a result of an increase in treasury stock of $14,803 million, driven by common stock repurchases in 2011; a higher pension adjustment of $2,448 million reflecting the impact of pension remeasurements as well as increased foreign currency translation adjustments of $711 million; partially offset by an increase in retained earnings of $12,326 million, and an increase of $2,711 million in common stock primarily driven by stock option exercises and stock based compensation.

GAAP Reconciliation

The tables below provide a reconciliation of the company’s income statement results as reported under GAAP to its operating earnings presentation which is a non-GAAP measure. The company’s calculation of operating earnings, as presented, may differ from similarly titled measures reported by other companies. Please refer to the “Operating (non-GAAP) Earnings” section on page 18 for the company’s rationale for presenting operating earnings information.

($ in millions except per share amounts)

For the year ended December 31, 2011:	GAAP	Acquisition- related Adjustments		Retirement- related Adjustments		Operating (non-GAAP)
Gross profit	$50,138	$341		$2		$50,481
Gross profit margin	46.9%	0.3	pts.	0.0	pts.	47.2
SG&A	$23,594	$(309)		$(13)		$23,272
RD&E	6,258	0		88		6,345
Other (income) and expense	(20)	(25)		0		(45)
Total expense and other (income)	29,135	(334)		74		28,875
Pre-tax income	21,003	675		(72)		21,605
Pre-tax income margin	19.6%	0.6	pts.	(0.1	)pts.	20.2%
Provision for income taxes*	$5,148	$179		$(40)		$5,287
Effective tax rate	24.5%	0.1	pts.	(0.1	)pts.	24.5%
Net income	$15,855	$495		$(32)		$16,318
Net income margin	14.8%	0.5	pts.	(0.0	)pts.	15.3%
Diluted earnings per share	$13.06	$0.41		$(0.03)		$13.44

*                 The tax impact on operating (non-GAAP) pre-tax income is calculated under the same accounting principles applied to the GAAP pre-tax income which employs an annual effective tax rate method to the results.

($ in millions except per share amounts)

For the year ended December 31, 2010:	GAAP	Acquisition- related Adjustments		Retirement- related Adjustments		Operating (non-GAAP)
Gross profit	$46,014	$260		$(204)		$46,070
Gross profit margin	46.1%	0.3	pts.	(0.2	)pts.	46.1%
SG&A	$21,837	$(294)		$84		$21,628
RD&E	6,026	0		126		6,152
Other (income) and expense	(787)	(4)		0		(791)
Total expense and other (income)	26,291	(298)		210		26,202
Pre-tax income	19,723	558		(414)		19,867
Pre-tax income margin	19.7%	0.6	pts.	(0.4	)pts.	19.9%
Provision for income taxes*	$4,890	$116		$(162)		$4,844
Effective tax rate	24.8%	(0.1)	pts.	(0.3	)pts.	24.4%
Net income	$14,833	$443		$(253)		$15,023
Net income margin	14.9%	0.4	pts.	(0.3	)pts.	15.0%
Diluted earnings per share	$11.52	$0.34		$(0.20)		$11.67

*                 The tax impact on operating (non-GAAP) pre-tax income is calculated under the same accounting principles applied to the GAAP pre-tax income which employs an annual effective tax rate method to the results.

Consolidated Fourth-Quarter Results

($ and shares in millions except per share amounts)

For the fourth quarter:	2011	2010	Yr.-to-Yr. Percent/ Margin Change
Revenue	$29,486	$29,019	1.6	%*
Gross profit margin	49.9%	49.0%	0.9	pts.
Total expense and other income	$7,448	$7,271	2.4%
Total expense and other income-to-revenue ratio	25.3%	25.1%	0.2	pts.
Income before income taxes	$7,274	$6,956	4.6%
Provision for income taxes	1,784	1,698	5.1%
Net income	$5,490	$5,257	4.4%
Net income margin	18.6%	18.1%	0.5	pts.
Earnings per share of common stock
Assuming dilution	$4.62	$4.18	10.5%
Weighted-average shares outstanding
Assuming dilution	1,188.7	1,258.4	(5.5)%

* 1.4 percent adjusted for currency.

The following table provides the company’s operating (non-GAAP) earnings for the fourth quarter of 2011 and 2010.

($ in millions except per share amounts)

For the fourth quarter:	2011	2010	Yr.-to-Yr. Percent Change
Net income as reported	$5,490	$5,257	4.4%
Non-operating adjustments (net of tax)
Acquisition-related charges	119	170	(30.0)
Non-operating retirement-related costs/(income)	(12)	(74)	(84.0)
Operating (non-GAAP) earnings*	$5,597	$5,354	4.5%
Diluted operating (non-GAAP) earnings per share	$4.71	$4.25	10.8%

* See page 43 for a more detailed reconciliation of net income to operating earnings.

Snapshot

In the fourth quarter of 2011, the company grew revenue, expanded gross, pre-tax and net income margins and delivered earnings per share of $4.62, up 10.5 percent as reported, and $4.71, up 10.8 percent on an operating (non-GAAP) basis. The company generated $7.1 billion in cash from operations in the quarter enabling shareholder returns of $4.5 billion in common stock repurchases and dividends in the period.

The company’s performance in the fourth quarter was driven by several factors. The Software segment continued its momentum with performance reflecting both strong demand for its offerings and solid sales execution. Software revenue increased 8.7 percent (9 percent adjusted for currency) driven by strong growth in the focus areas of Smarter Commerce, business analytics and storage solutions. Software pre-tax income increased 12.5 percent. Global Services delivered strong margin and profit growth, with pre-tax income up 16.9 percent. Total Global Services revenue growth was again led by the growth markets which were up 11.4 percent (13 percent adjusted for currency). Within Systems and Technology, Power Systems delivered revenue growth of 6.3 percent (6 percent adjusted for currency) while continuing to drive competitive displacements and extend its share gains in Unix. In the fourth quarter, each of the company’s 16 brands gained or held share, with the exception of System z, which had the largest revenue growth in the last decade in the fourth quarter of 2010. The company estimates that System z lost share in the fourth quarter, primarily to Power Systems.

The company’s ongoing focus on productivity together with the relative strength of the Software business drove strong margin performance in the fourth quarter of 2011. The consolidated gross profit margin increased 0.9 points versus the fourth quarter of 2010 to 49.9 percent. The operating (non-GAAP) gross margin increased 1.1 points to 50.2 percent. The improvement was driven by margin expansion in both services segments, and an improved segment mix due to the Software revenue performance.

Total expense and other income increased 2.4 percent in the fourth quarter compared to the prior year. Total operating (non-GAAP) expense and other income increased 2.1 percent compared to the fourth quarter of 2010. The year-to-year drivers for both categories were approximately:

• Acquisitions*     1 point

• Base expense    1 point

* Includes acquisitions completed in prior 12-month period.

Pre-tax income grew 4.6 percent and the pre-tax margin was 24.7 percent, an increase of 0.7 points versus the fourth quarter of 2010. Net income increased 4.4 percent and the net income margin of 18.6 percent improved 0.5 points year to year. The effective tax rate for the fourth quarter was 24.5 percent, compared with 24.4 percent in the prior year. Operating (non-GAAP) pre-tax income grew 5.6 percent and the operating (non-GAAP) pre-tax margin was 25.1 percent, an increase of 0.9 points versus the prior year. Operating (non-GAAP) earnings increased 4.5 percent and the operating (non-GAAP) earnings margin of 19.0 percent increased 0.5 points versus the prior year. The operating (non-GAAP) effective tax rate was 24.4 percent versus 23.7 percent in the fourth quarter of 2010.

Diluted earnings per share improved 10.5 percent reflecting the growth in net income and the benefits of the common stock repurchase program. In the fourth quarter, the company repurchased 19 million shares of its common stock. Diluted earnings per share of $4.62 increased $0.44 from the prior year. Operating (non-GAAP) diluted earnings per share of $4.71 increased $0.46 versus the fourth quarter of 2010 driven by the following factors:

• Revenue increase at actual rates	$0.07
• Margin expansion	$0.13
• Common stock repurchases	$0.26

Gross margin expansion drove $0.19 of operating (non-GAAP) earnings per share growth, partially offset by a $0.02 per share impact from expense and a $0.04 per share impact from the higher tax rate. Overall, margin expansion contributed $0.13 of improvement.

Segment Details

The following is an analysis of the fourth quarter of 2011 versus the fourth quarter of 2010 reportable segment external revenue and gross margin results. Segment pre-tax income includes transactions between the segments that are intended to reflect an arm’s-length transfer price and excludes certain unallocated corporate items.

($ in millions)

For the fourth quarter:	2011	2010*	Yr.-to-Yr. Percent/ Margin Change		Yr.-to-Yr. Percent Change Adjusted for Currency
Revenue
Global Technology Services	$10,452	$10,165	2.8%		2.6%
Gross margin	36.6%	34.5%	2.1	pts.
Global Business Services	4,877	4,758	2.5%		1.7%
Gross margin	29.3%	28.0%	1.3	pts.
Software	7,648	7,039	8.7%		8.7%
Gross margin	89.8%	89.6%	0.2	pts.
Systems and Technology	5,803	6,277	(7.6)%		(7.7)%
Gross margin	40.5%	43.6%	(3.1	)pts.
Global Financing	548	628	(12.9)%		(12.6)%
Gross margin	49.7%	51.8%	(2.1	)pts.
Other	159	151	4.7%		4.7%
Gross margin	(11.0)%	10.3%	(21.3	)pts.
Total consolidated revenue	$29,486	$29,019	1.6%		1.4%

Total consolidated gross profit	$14,722	$14,227	3.5%
Total consolidated gross margin	49.9%	49.0%	0.9	pts.
Non-operating adjustments
Amortization of acquired intangible assets	81	82	(1.2)%
Acquisition-related charges	0	0	0.0%
Retirement-related costs/(income)	(10)	(60)	(82.9)%
Operating (non-GAAP) gross profit	$14,793	$14,249	3.8%
Operating (non-GAAP) gross margin	50.2%	49.1%	1.1	pts.

* Reclassified to conform with 2011 presentation.

Global Services

The Global Services segments, Global Technology Services (GTS) and Global Business Services (GBS) delivered $15,329 million of revenue in the fourth quarter, an increase of 2.7 percent (2 percent adjusted for currency) year to year. Overall revenue growth in the quarter was driven by the growth markets with revenue up 11.4 percent (13 percent adjusted for currency) with double-digit constant currency revenue growth in the outsourcing, transactional and maintenance businesses. Total outsourcing revenue of $7,210 million increased 3.6 percent (3 percent adjusted for currency) and total transactional revenue of $6,246 million increased 2.9 percent (2 percent adjusted for currency) year over year. Total Global Services segment pre-tax income was $2,771 million, an increase of 16.9 percent year to year. The combined pre-tax margin improved 2.1 points year to year to 17.5 percent.

Global Technology Services revenue increased 2.8 percent (3 percent adjusted for currency) to $10,452 million in the fourth quarter versus the same period in 2010. Adjusted for currency, the fourth-quarter revenue growth rate was consistent with the growth rate in the third quarter. GTS Outsourcing revenue increased 3.4 percent (3 percent adjusted for currency) in the fourth quarter and gained share. Integrated Technology Services (ITS) revenue increased 4.6 percent (4 percent adjusted for currency) in the fourth quarter. ITS had strong performance in the growth markets, driven by the benefits of geographic expansion in offerings such as Business Continuity and Resiliency Services. GTS gross profit increased 9.0 percent in the fourth quarter compared to the same period in 2010 and the gross profit margin improved 2.1 points with improvement in all lines of business. GTS fourth-quarter 2011 pre-tax income increased 18.0 percent to $1,930 million with the pre-tax margin expanding 2.3 points to 18.0 percent, versus the prior year, driven by productivity and cost management, along with a mix into the higher margin growth markets.

Global Business Services revenue increased 2.5 percent (2 percent adjusted for currency) to $4,877 million in the fourth quarter of 2011. Application Outsourcing revenue increased 4.7 percent (4 percent adjusted for currency), led by strong performance in the growth markets. Consulting and Systems Integration had revenue growth in the fourth quarter of 1.9 percent (1 percent adjusted for currency), an improved constant currency growth rate compared to the third quarter. Overall GBS revenue continued to be impacted by Japan and the Public Sector; total GBS revenue, excluding Japan and the Public sector, increased 8.1 percent (9 percent adjusted for currency) in the fourth quarter of 2011. Although, revenue declines in Japan and the Public Sector continued in the fourth quarter, performance in the Public Sector improved compared to the prior two quarters of 2011. GBS gross profit increased 7.2 percent in the fourth quarter and gross profit margin expanded 1.3 points versus the prior year. GBS segment pre-tax income increased 14.4 percent to $841 million in the fourth quarter of 2011 with pre-tax margin expanding 1.8 points to 16.6 percent.

Software

Software revenue increased 8.7 percent (9 percent adjusted for currency) to $7,648 million in the fourth quarter. Key branded middleware revenue increased 11.3 percent (11 percent adjusted for currency) year to year. This was the fifth consecutive quarter of double-digit revenue growth in key branded middleware along with 17 consecutive quarters of share gains as the business continues to extend its leadership in the middleware market. WebSphere revenue increased 21.4 percent (21 percent adjusted for currency) in the fourth quarter of 2011 year to year and gained share. Each of WebSphere’s five product areas had revenue growth of 10 percent or higher in the fourth quarter including the Smarter Commerce offerings, which were up over 25 percent. Information Management revenue increased 8.7 percent (9 percent adjusted for currency) in the fourth quarter year to year and gained share. Distributed Database software revenue grew double digits in the fourth quarter, led by performance from the Netezza offerings which were up nearly 70 percent. Revenue from business analytics software offerings, most of which are part of Information Management, continued to outpace the market with double-digit growth in the fourth quarter. The acquisition of Algorithmics in the fourth quarter of 2011 further strengthens the business analytics and optimization offerings by providing risk analytics capabilities that help customers make informed decisions. Tivoli revenue increased 13.7 percent (14 percent adjusted for currency) year over year in the fourth quarter and gained share, driven by Storage software growth of 30 percent (30 percent adjusted for currency). In addition, Security solutions had revenue growth of 15 percent (15 percent adjusted for currency). With the recent acquisition of Q1 Labs, the company can now offer clients a new level of intelligence around security to enable them to better predict, prevent and detect all types of security threats. Rational revenue increased 3.7 percent (4 percent adjusted for currency) in the fourth quarter and gained share, driven by strong performance in Telelogic. Software gross profit increased 8.9 percent and the gross profit margin expanded 0.2 points. Software delivered segment pre-tax income of $3,710 million in the fourth quarter, a growth of 12.5 percent compared to the fourth quarter of 2010, with a pre-tax margin of 43.7 percent, up 1.4 points.

Systems and Technology

Systems and Technology revenue decreased 7.6 percent (8 percent adjusted for currency) to $5,803 million in the fourth quarter versus the same period in 2010. The year-to-year decline reflects very strong growth in the fourth quarter of 2010 of over 20 percent, driven by mainframe growth of nearly 70 percent. System z revenue decreased 31.2 percent (31 percent adjusted for currency) and MIPS (millions of instructions per second) shipments decreased 4 percent year to year. The decline in revenue was a result of the strong fourth quarter of 2010 when the company successfully launched its zEnterprise 196 server. Power Systems revenue increased 6.3 percent (6 percent adjusted for currency) and gained share. This reflected 15 consecutive quarters of share gains in Power Systems. In the fourth quarter, the company had over 350 competitive displacements resulting in over $350 million of business; approximately 60 percent of this business was from Hewlett Packard with most of the balance coming from Oracle/Sun. This was the strongest quarter of competitive displacements since the company started tracking this activity in 2006. System x revenue decreased 2.5 percent (3 percent adjusted for currency) in the fourth quarter year to year. Storage revenue decreased 1.2 percent (1 percent adjusted for currency) in the fourth quarter of 2011 versus the comparable period in 2010. Total disk revenue decreased 1 percent (1 percent adjusted for currency) and tape revenue decreased 4 percent (4 percent adjusted for currency) in the fourth quarter. When combined with the storage software revenue growth of 30 percent, total storage revenue increased 5 percent in the fourth quarter compared to the prior year. Retail Stores Solutions revenue increased 8.9 percent (9 percent adjusted for currency) in the fourth quarter and continued to gain share. Systems and Technology gross margin decreased 3.1 points versus the prior year driven primarily by product mix (approximately 2 points). Systems and Technology’s pre-tax income decreased 32.6 percent to $790 million in the fourth quarter and pre-tax margin decreased 4.8 points to 13.2 percent.

Global Financing

Global Financing revenue of $548 million decreased 12.9 percent (13 percent adjusted for currency), driven primarily by a decrease in used equipment sales revenue. The Global Financing segment fourth-quarter pre-tax income decreased 9.1 percent to $514 million and the pre-tax margin declined 0.9 points to 46.1 percent.

Geographic Revenue

Total geographic revenue increased 1.9 percent (2 percent adjusted for currency) to $28,772 million in the fourth quarter of 2011 compared to the prior year. Revenue in the major markets increased 0.5 percent (flat adjusted for currency) in the fourth quarter. In North America, revenue performance was led by Canada which was up 11.6 percent (13 percent adjusted for currency). The U.S. was up 1.1 percent compared to a strong fourth quarter of 2010, which increased 10 percent driven by mainframe performance. In Europe, the revenue growth rate at constant currency improved sequentially compared to the third quarter of 2011. Germany returned to growth in the quarter with revenue up 2.9 percent (4 percent adjusted for currency). Revenue increased in Spain 8.2 percent (9 percent adjusted for currency) and in the U. K. 8.4 percent (9 percent adjusted for currency). This was the fifth and ninth consecutive quarters of constant currency revenue growth in Spain and the U. K, respectively. Growth markets revenue increased 7.1 percent (8 percent adjusted for currency) in the fourth quarter and outpaced growth in the major markets by 8 points on a constant currency basis. The growth markets gained 4 points of share in the fourth quarter. Revenue performance was broad based with double-digit constant currency revenue growth in 40 growth market countries. In the BRIC countries, combined revenue increased 9.6 percent (11 percent adjusted for currency).

Expense

($ in millions)

For the fourth quarter:	2011	2010	Yr.-to-Yr. Percent/ Margin Change
Total consolidated expense and other (income)	$7,448	$7,271	2.4%
Non-operating adjustments
Amortization of acquired intangible assets	(72)	(75)	(4.2)
Acquisition-related charges	(13)	(23)	(42.8)
Non-operating retirement-related (costs)/income	25	61	(58.9)
Total operating (non-GAAP) expense and other (income)	$7,388	$7,235	2.1%
Total consolidated expense-to-revenue ratio	25.3%	25.1%	0.2 pts.
Operating (non-GAAP) expense-to-revenue ratio	25.1%	24.9%	0.1 pts.

Total expense and other income increased 2.4 percent year to year with an expense-to-revenue-ratio of 25.3 percent compared to 25.1 percent in the fourth quarter of 2010. The increase in total expense and other income was primarily driven by the company’s acquisitions over the past 12 months (1 point) and higher base expense (1 point). There was effectively no year-to-year impact from the combination of currency translation and hedging dynamics in the fourth quarter. Within Selling, general and administrative expense, accounts receivable provisions increased approximately $55 million in the fourth quarter of 2011 year to year due to higher receivables balances and the European credit environment. The accounts receivable reserve coverage at December 31, 2011 decreased 30 basis points compared to December 31, 2010, and decreased 20 basis points since September 2011.

Cash Flow

The company generated $7,097 million in cash flow from operations, an increase of $302 million compared to the fourth quarter of 2010, primarily driven by higher net income. Net cash used in investing activities of $3,505 million decreased $577 million, primarily due to less cash used for acquisitions ($1,340 million), partially offset by a net reduction of $762 million from purchases and sales of marketable securities and other investments in 2011 versus 2010. Net cash used in financing activities of $2,810 million increased $950 million compared to the prior year, primarily due to a net decrease in cash from common stock transactions ($704 million).

In the fourth quarter, the company repurchased 19 million shares of its common stock. The weighted-average number of diluted common shares outstanding in the fourth quarter of 2011 was 1,188.7 million compared with 1,258.4 million in the fourth quarter of 2010.

GAAP Reconciliation

The tables below provide a reconciliation of the company’s income statement results as reported under GAAP to its operating earnings presentation which is a non-GAAP measure. The company’s calculation of operating earnings, as presented, may differ from similarly titled measures reported by other companies. Please refer to the “Operating (non-GAAP) Earnings” section on page 18 for the company’s rationale for presenting operating earnings information.

($ in millions)

For the fourth quarter 2011:	GAAP	Acquisition- related Adjustments		Retirement-related Adjustments		Operating (non-GAAP)
Gross profit	$14,722	$81		$(10)		$14,793
Gross profit margin	49.9%	0.3	pts.	(0.0	)pts.	50.2%
SG&A	$6,076	$(82)		$2		$5,996
RD&E	1,555	0		23		1,578
Other (income) and expense	(44)	(2)		0		(46)
Total expense and other (income)	7,448	(85)		25		7,388
Pre-tax income	7,274	166		(35)		7,405
Pre-tax income margin	24.7%	0.6	pts.	(0.1	)pts.	25.1%
Provision for income taxes*	$1,784	$47		$(24)		$1,808
Effective tax rate	24.5%	0.1	pts.	(0.2	)pts.	24.4%
Net income	$5,490	$119		$(12)		$5,597
Net income margin	18.6%	0.4	pts.	(0.0	)pts.	19.0%
Diluted earnings per share	$4.62	$0.10		$(0.01)		$4.71

* The tax impact on operating (non-GAAP) pre-tax income is calculated under the same accounting principles applied to the GAAP pre-tax income which employs an annual effective tax rate method to the results.

($ in millions)

For the fourth quarter 2010:	GAAP	Acquisition- related Adjustments		Retirement- related Adjustments		Operating (non-GAAP)
Gross profit	$14,227	$82		$(60)		$14,249
Gross profit margin	49.0%	0.3	pts.	(0.2	)pts.	49.1%
SG&A	$5,951	$(95)		$28		$5,884
RD&E	1,578	0		33		1,611
Other (income) and expense	(42)	(2)		0		(44)
Total expense and other (income)	7,271	(98)		61		7,235
Pre-tax income	6,956	180		(121)		7,015
Pre-tax income margin	24.0%	0.6	pts.	(0.4	)pts.	24.2%
Provision for income taxes*	$1,698	$10		$(47)		$1,661
Effective tax rate	24.4%	(0.5	)pts.	(0.3	)pts.	23.7%
Net income	$5,257	$170		$(74)		$5,354
Net income margin	18.1%	0.6	pts.	(0.3	)pts.	18.5%
Diluted earnings per share	$4.18	$0.14		$(0.06)		$4.25

* The tax impact on operating (non-GAAP) pre-tax income is calculated under the same accounting principles applied to the GAAP pre-tax income which employs an annual effective tax rate method to the results.

Prior Year in Review

The “Prior Year in Review” section provides a summary of the company’s financial performance in 2010 as compared to 2009. The 2010 and 2009 segment results and performance have been reclassified to reflect operating earnings, consistent with the company’s current management and measurement system as described on page 18. For a detailed discussion of prior year performance, see the 2010 Annual Report.

($ and shares in millions except per share amounts)

For the year ended December 31:	2010	2009	Yr.-to-Yr. Percent/ Margin Change
Revenue	$99,870	$95,758	4.3	%*
Gross profit margin	46.1%	45.7%	0.3	pts.
Total expense and other income	$26,291	$25,647	2.5%
Total expense and other income-to-revenue ratio	26.3%	26.8%	(0.5	)pts.
Income before income taxes	$19,723	$18,138	8.7%
Provision for income taxes	4,890	4,713	3.8%
Net income	$14,833	$13,425	10.5%
Net income margin	14.9%	14.0%	0.8	pts.
Earnings per share of common stock
Assuming dilution	$11.52	$10.01	15.1%
Weighted-average shares outstanding
Assuming dilution	1,287.4	1,341.4	(4.0)%
Assets**	$113,452	$109,022	4.1%
Liabilities**	$90,279	$86,267	4.7%
Equity**	$23,172	$22,755	1.8%

* 3.3 percent adjusted for currency.

** At December 31.

The following table provides the company’s operating (non-GAAP) earnings for 2010 and 2009.

($ in millions except per share amounts)

For the year ended December 31:	2010	2009	Yr.-to-Yr. Percent Change
Net income as reported	$14,833	$13,425	10.5%
Non-operating adjustments (net of tax)
Acquisition-related charges	443	357	24.1
Non-operating retirement-related costs/(income)	(253)	(330)	(23.5)
Operating (non-GAAP) earnings*	$15,023	$13,452	11.7%
Diluted operating (non-GAAP) earnings per share	$11.67	$10.03	16.4%

* See page 54 for a more detailed reconciliation of net income to operating earnings.

Snapshot

In 2010, the company delivered strong financial results highlighted by improved revenue performance, continued margin expansion, solid cash generation and record levels of net income and earnings per share. The financial performance continued to be driven by the strength of the company’s global model and the results of the strategic transformation of the business.

For the year, the company delivered $11.52 in diluted earnings per share, an increase of 15.1 percent year to year, and $11.67 in diluted operating (non-GAAP) earnings per share, an increase of 16.4 percent year to year. As reported, this was the eighth consecutive year of double-digit earnings per share growth. In 2007, the company developed a road map for growth with an earnings per share objective for 2010 of $10 to $11 per share as reported. With its performance in 2010, the company exceeded the low end of its objective by $1.52 per share and the high end by $0.52 per share. The resilience of the business model enabled the company to exceed its objective even while managing through the severe global recession.

Total revenue for 2010 increased 4.3 percent (3 percent adjusted for currency) compared to 2009; excluding the divested Product Lifecycle Management (PLM) operations, total revenue increased 4.9 percent (4 percent adjusted for currency). Revenue from the growth markets increased 16.0 percent (11 percent adjusted for currency) with performance led by the BRIC countries of Brazil, Russia, India and China which increased 18 percent, adjusted for currency. Within the growth markets, 40 countries grew revenue at a double-digit rate at constant currency in 2010 compared to the prior year. Segment performance was driven by Systems and Technology which increased 11.0 percent year to year (11 percent adjusted for currency) and Software which increased 5.1 percent (5 percent adjusted for currency). Software revenue, excluding PLM, grew 8.1 percent (8 percent adjusted for currency). Within Software, performance was led by key branded middleware which increased 10.8 percent (11 percent adjusted for currency) compared to the prior year. Systems and Technology revenue growth was driven by new product introductions and very strong performance in the growth markets which increased 20 percent (19 percent adjusted for currency).

The gross profit margin increased 0.3 points versus 2009 to 46.1 percent. The operating (non-GAAP) gross margin increased 0.5 points to 46.1 percent. The margin improvement reflected the improved business mix, operating leverage and the continued success of the company’s productivity initiatives. This was the seventh consecutive year of improvement in the gross profit margin.

        In 2010, the company continued to invest for innovation and growth. These investments supported the introduction of the new System z mainframe and POWER7 products and the success in the performance of the growth markets. The company also invested $6 billion to acquire 17 companies, adding significant new capabilities to support its growth initiatives.

Total expense and other income increased 2.5 percent in 2010 versus 2009. Total operating (non-GAAP) expense and other income increased 2.3 percent in 2010 versus 2009. The year-to-year drivers for both categories were approximately:

•	Base expense	(2) points
•	Currency*	1 point
•	Acquisitions**	3 points

* Reflects impacts of translation and hedging programs.

** Includes acquisitions completed in prior 12-month period.

Pre-tax income grew 8.7 percent and the pre-tax margin was 19.7 percent, an increase of 0.8 points versus 2009. Net income increased 10.5 percent reflecting an improvement in the tax rate. The effective tax rate was 24.8 percent compared with 26.0 percent in the prior year. Net income margin improved 0.8 points to 14.9 percent. Operating (non-GAAP) pre-tax income increased 9.6 percent and the operating (non-GAAP) pre-tax margin was 19.9 percent, an increase of 1.0 points versus the prior year. Operating (non-GAAP) earnings increased 11.7 percent and the operating (non-GAAP) earnings margin of 15.0 percent increased 1.0 points versus the prior year. The operating (non-GAAP) effective tax rate was 24.4 percent versus 25.8 percent in 2009.

Diluted earnings per share improved 15.1 percent reflecting the strong growth in net income and the benefits of the common stock repurchase program. In 2010, the company repurchased approximately 118 million shares of its common stock. Diluted earnings per share of $11.52 increased $1.51 from the prior year. Operating (non-GAAP) diluted earnings per share of $11.67 increased $1.64 versus 2009 driven by the following factors:

•	Revenue increase at actual rates	$0.43
•	Margin expansion	$0.74
•	Common stock repurchases	$0.47

Workforce rebalancing charges were recorded in the first quarter of 2009 and 2010. The PLM and Geodis divestiture transactions were recorded in the first quarter of 2010 and the first quarter of 2009, respectively. These transactions impacted the year-to-year segment results for 2010 compared to 2009. Workforce rebalancing charges were incurred in every segment while the PLM transaction gain was recorded in Software and the Geodis transaction gain was recorded in the following segments: Global Technology Services ($81 million), Global Business Services ($46 million), Software ($106 million) and Systems and Technology ($64 million). In the following segment analysis and in the Global Financing analysis on pages 63 and 64, each segment’s pre-tax income and pre-tax margin for 2010 and 2009 are presented on an as-reported basis and on a basis normalized for these transactions in both years to provide a better perspective of the underlying operational performance of the segments.

Segment Details

The following is an analysis of the 2010 and 2009 reportable segment results. The table below presents each reportable segment’s external revenue and gross margin results. Segment pre-tax income includes transactions between the segments that are intended to reflect an arm’s length transfer price and excludes certain unallocated corporate items.

($ in millions)

For the year ended December 31:	2010*	2009*	Yr.-to-Yr. Percent/ Margin Change		Yr.-to-Yr. Percent Change Adjusted for Currency
Revenue
Global Technology Services	$38,201	$37,347	2.3%		0.7%
Gross margin	34.5%	34.8%	(0.3	)pts.
Global Business Services	18,223	17,653	3.2%		1.6%
Gross margin	28.0%	27.8%	0.3	pts.
Software	22,485	21,396	5.1%		4.8%
Gross margin	87.9%	86.7%	1.2	pts.
Systems and Technology	17,973	16,190	11.0%		11.1%
Gross margin	38.1%	37.5%	0.7	pts.
Global Financing	2,238	2,302	(2.8)%		(4.3)%
Gross margin	51.3%	47.5%	3.8	pts.
Other	750	869	(13.7)%		(13.8)%
Gross margin	(8.6)%	17.5%	(26.1	)pts.
Total consolidated revenue	$99,870	$95,758	4.3%		3.3%

Total consolidated gross profit	$46,014	$43,785	5.1%
Total consolidated gross margin	46.1%	45.7%	0.3	pts.
Non-operating adjustments
Amortization of acquired intangibles assets	260	204	27.5%
Acquisition-related charges	0	—	NM
Retirement-related costs/(income)	(204)	(259)	(21.4)%
Operating (non-GAAP) gross profit	$46,070	$43,730	5.4%
Operating (non-GAAP) gross margin	46.1%	45.7%	0.5	pts.

* Reclassified to conform with 2011 presentation.

NM—Not meaningful

Global Services

The Global Services segments, GTS and GBS, delivered combined revenue of $56,424 million, an increase of 2.6 percent (1 percent adjusted for currency) in 2010 when compared to 2009. Services revenue performance at constant currency improved over the course of 2010 led by the transaction businesses. In the first and second quarter, revenue, adjusted for currency, decreased 2 percent and increased 1 percent, respectively, versus the prior year periods. In the third and fourth quarters, revenue increased 2 percent, at constant currency, in each period. The estimated Global Services backlog at actual currency rates was $142 billion at December 31, 2010, an increase of $5 billion ($4 billion adjusted for currency) compared to the December 31, 2009 level. Backlog for the outsourcing businesses at actual currency rates was estimated to be $97 billion at December 31, 2010, an increase of $3 billion ($1 billion adjusted for currency) from December 31, 2009. The Global Services segments delivered a combined pre-tax profit of $8,044 million in 2010, a growth of 0.8 percent versus 2009 with a pre-tax margin of 13.7 percent, down 0.2 points year to year.

($ in millions)

For the year ended December 31:	2010	2009	Yr.-to-Yr. Percent Change	Yr.-to-Yr. Percent Change Adjusted for Currency
Global Services external revenue	$56,424	$55,000	2.6%	1.0%
Global Technology Services	$38,201	$37,347	2.3%	0.7%
Outsourcing	22,241	21,620	2.9	1.1
Integrated Technology Services	8,714	8,771	(0.6)	(1.8)
Maintenance	7,250	6,956	4.2	2.6
Global Business Services	$18,223	$17,653	3.2%	1.6%

Global Technology Services revenue of $38,201 million increased 2.3 percent (1 percent adjusted for currency) in 2010 versus 2009. The rate of year-to-year revenue growth, adjusted for currency, demonstrated an improving trend over the second half of 2010. In the first half, revenue, adjusted for currency, was flat versus the prior year, and in the second half, revenue increased 1 percent, at constant currency, compared to the prior year period. GTS Outsourcing revenue increased 2.9 percent (1 percent adjusted for currency) in 2010 with fairly consistent year-to-year growth, adjusted for currency, throughout the year. Revenue growth was led by performance in the growth markets, up 18.4 percent (8 percent adjusted for currency), as the outsourcing offerings help clients build out their IT infrastructures. Integrated Technology Services (ITS) revenue decreased 0.6 percent (2 percent adjusted for currency) in 2010 versus 2009. ITS revenue performance, adjusted for currency, improved over the course of 2010 and the growth markets had good year-to-year growth, up 8 percent at constant currency, throughout 2010. Maintenance revenue increased 4.2 percent (3 percent adjusted for currency) compared to 2009 with consistent performance, at constant currency, throughout the year.

Global Business Services revenue increased 3.2 percent (2 percent adjusted for currency) in 2010 and delivered growth in outsourcing and in the transactional businesses: consulting and systems integration. Revenue growth was strongest in North America, up 8.5 percent (7 percent adjusted for currency) and was broad based across the industry sectors with Financial Services, Distribution, Industrial, Public and General Business each delivering growth on a constant currency basis. GBS had good performance in its growth initiatives in 2010, with revenue and transactional signings growth in the growth markets and revenue growth of over 35 percent in business analytics. GBS added over 4,000 consultants in 2010 and had over 7,800 dedicated consultants in its business analytics practice at the end of 2010.

($ in millions)

For the year ended December 31:	2010*	2009*	Yr.-to-Yr. Percent/ Margin Change
Global Services
Global Technology Services
External gross profit	$13,194	$13,014	1.4%
External gross profit margin	34.5%	34.8%	(0.3	)pts.
Pre-tax income	$5,499	$5,482	0.3%
Pre-tax margin	13.9%	14.2%	(0.2	)pts.
Pre-tax income—normalized**	$5,771	$5,516	4.6%
Pre-tax margin—normalized	14.6%	14.2%	0.4	pts.
Global Business Services
External gross profit	$5,106	$4,902	4.2%
External gross profit margin	28.0%	27.8%	0.3	pts.
Pre-tax income	$2,546	$2,501	1.8%
Pre-tax margin	13.4%	13.5%	(0.1	)pts.
Pre-tax income—normalized+	$2,674	$2,577	3.7%
Pre-tax margin—normalized	14.1%	13.9%	0.2	pts.

*                 Reclassified to conform with 2011 presentation.

**          Excludes $273 million and $115 million of workforce rebalancing charges in the first quarter of 2010 and 2009, respectively, and ($81) million related to the Geodis gain in the first quarter of 2009.

+                 Excludes $128 million and $123 million of workforce rebalancing charges in the first quarter of 2010 and 2009, respectively, and ($46) million related to the Geodis gain in the first quarter of 2009.

GTS gross profit margin declined 0.3 points to 34.5 percent in 2010. Segment pre-tax profit increased to $5,499 million with a pre-tax margin of 13.9 percent. On a normalized basis, segment pre-tax income in 2010 increased 4.6 percent and margin expanded 0.4 points to 14.6 percent reflecting the benefits from workforce rebalancing and an improved revenue growth trend.

GBS gross profit increased 4.2 percent in 2010, in line with revenue growth. Gross profit margin of 28.0 percent increased 0.3 points year to year. Segment pre-tax profit improved 1.8 percent to $2,546 million with a pre-tax margin decline of 0.1 points year over year. On a normalized basis, segment pre-tax income in 2010 increased 3.7 percent with a pre-tax margin of 14.1 percent, an increase of 0.2 points compared to 2009. Throughout 2010, GBS improved utilization and delivery excellence, while continuing to invest in globally integrated capabilities and skills to support growth initiatives.

Software

($ in millions)

For the year ended December 31:	2010	2009	Yr.-to-Yr. Percent Change	Yr.-to-Yr. Percent Change Adjusted for Currency
Software external revenue	$22,485	$21,396	5.1%	4.8%
Middleware	$18,444	$17,125	7.7%	7.5%
Key Branded Middleware	13,876	12,524	10.8	10.7
WebSphere			20.8	20.6
Information Management			8.6	8.3
Lotus			(2.3)	(2.1)
Tivoli			15.0	15.1
Rational			4.8	4.8
Other middleware	4,568	4,602	(0.7)	(1.2)
Operating systems	2,282	2,163	5.5	4.9
Other	1,759	2,108	(16.6)	(17.0)

Software revenue of $22,485 million increased 5.1 percent (5 percent adjusted for currency) in 2010 compared to 2009. Adjusting for the divested PLM operations, revenue grew at 8.1 percent (8 percent adjusted for currency) in 2010. Software revenue growth continued to be led by the key branded middleware products with strong performance in the areas of business commerce, business analytics, storage management and business integration. Overall, the Software business performed well in 2010, delivering over $9 billion in segment pre-tax profit, an increase of 12 percent as reported versus 2009. In addition, the company continued to invest in additional capabilities for the software business through both organic investments and the completion of 13 acquisitions in 2010.

Key branded middleware revenue increased 10.8 percent (11 percent adjusted for currency) and gained market share again in 2010 as the Software business extended its lead in the middleware market. Software revenue continued to mix to the faster growing branded middleware which accounted for 62 percent of total software revenue in 2010, an increase of 3 points from 2009. Adjusted for currency, growth in 2010 was led by growth in WebSphere and Tivoli. The Software business continued to benefit from the company’s growth initiatives, with business analytics revenue up year over year.

WebSphere revenue increased 20.8 percent (21 percent adjusted for currency) in 2010 with strong performance throughout the year. Application Servers software had revenue growth of 12.0 percent (12 percent adjusted for currency) year to year. Business Integration software, which includes the ILOG, Sterling Commerce and Lombardi acquisitions, delivered strong revenue growth in 2010, up 33.6 percent (33 percent adjusted for currency).

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

Tivoli revenue increased 15.0 percent (15 percent adjusted for currency) in 2010 when compared to 2009, with revenue growth in each element of the Integrated Service management strategy—Systems management, Security and Storage management. Tivoli provides clients an integrated approach to service management.

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

($ in millions)

For the year ended December 31:	2010*	2009*	Yr.-to-Yr. Percent/ Margin Change
Software
External gross profit	$19,774	$18,553	6.6%
External gross profit margin	87.9%	86.7%	1.2	pts.
Pre-tax income	$9,466	$8,319	13.8%
Pre-tax margin	37.2%	34.6%	2.7	pts.
Pre-tax income-normalized**	$8,972	$8,229	9.0%
Pre-tax margin—normalized	35.3%	34.2%	1.1	pts.

*                      Reclassified to conform with 2011 presentation.

**               Excludes $98 million and $17 million of workforce rebalancing charges in the first quarter of 2010 and 2009, respectively, and $(591) million related to the PLM gain in the first quarter of 2010 and $(106) million related to the Geodis gain in the first quarter of 2009.

Software gross profit of $19,774 million in 2010 increased 6.6 percent versus 2009, driven primarily by the year-to-year growth in software revenue. The improvement in the gross profit margin was primarily driven by the divestiture of the lower gross margin PLM revenue. The Software segment delivered $9,466 million of pre-tax profit in 2010, an increase of $1,147 million, or 13.8 percent, versus 2009. The segment pre-tax profit margin expanded 2.7 points to 37.2 percent. On a normalized basis, segment pre-tax income increased 9.0 percent and segment pre-tax margin expanded 1.1 points to 35.3 percent.

Systems and Technology

($ in millions)

For the year ended December 31:	2010	2009	Yr.-to-Yr. Percent Change	Yr.-to-Yr. Percent Change Adjusted for Currency
Systems and Technology external revenue	$17,973	$16,190	11.0%	11.1%
System z			16.4%	17.7%
Power Systems			(8.4)	(8.5)
System x			27.5	26.8
Storage			7.6	8.1
Retail Store Solutions			22.4	23.2
Total Systems			9.5	9.6
Microelectronics OEM			24.8	24.7

Systems and Technology revenue increased 11.0 percent (11 percent adjusted for currency) in 2010 versus 2009. Revenue performance was driven by double-digit growth in System z, System x, Micro-electronics OEM, Storage disk products and Retail Store Solutions. Systems and Technology had very strong performance in the growth markets, which grew 20 percent (19 percent adjusted for currency), driven by the BRIC countries which increased 29 percent (28 percent adjusted for currency). The company gained share in high-end servers, while total servers and storage held share.

System z revenue increased 16.4 percent (18 percent adjusted for currency) in 2010 versus 2009. The increase in revenue was driven by the new mainframe product introduced in the third quarter and strong performance in both the growth markets and major markets. MIPS (millions of instructions per second) shipments increased 22 percent in 2010 versus 2009. This performance reflected the value and innovation System z delivers to the company’s clients. The new z Enterprise 196 server delivers 40 percent more performance than the prior generation mainframe, driven by the world’s fastest processor which operates at more than 5 gigahertz.

Power Systems revenue decreased 8.4 percent (9 percent adjusted for currency) in 2010 versus 2009. Revenue increased in the fourth quarter 1.8 percent (3 percent adjusted for currency) as the company benefited from new POWER7 products which were introduced late in the third quarter. Although revenue declined in 2010, Power Systems gained share and continued to be the market share leader. The decrease in revenue was primarily driven by high-end servers which declined 26 percent (27 percent adjusted for currency), partially offset by increases in midrange systems of 7 percent (7 percent adjusted for currency) and blades 7 percent (7 percent adjusted for currency). The company had over 1,000 competitive unit displacements in 2010, which drove approximately $1 billion of business. Approximately 60 percent of these wins came from Oracle/Sun UNIX installed accounts and 30 percent from Hewlett-Packard installed accounts. In addition, the company also drove x86 consolidations to Power Systems, with over 100 competitive wins.

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

Storage revenue increased 7.6 percent (8 percent adjusted for currency) in 2010 versus the prior year. In the growth markets, storage revenue grew 21 percent year over year (21 percent adjusted for currency). Total disk revenue increased 13 percent (14 percent adjusted for currency) in 2010 versus 2009. The increase was driven by strength in enterprise disk products which increased 16.4 percent (17 percent adjusted for currency) led by XIV and DS8000. Through December 2010, XIV added over 975 new customers since the acquisition in the fourth quarter of 2007. Tape revenue declined 6 percent in 2010 versus 2009.

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

($ in millions)

For the year ended December 31:	2010*	2009*	Yr.-to-Yr. Percent/ Margin Change
Systems and Technology
External gross profit	$6,856	$6,069	13.0%
External gross profit margin	38.1%	37.5%	0.7	pts.
Pre-tax income	$1,456	$1,298	12.1%
Pre-tax margin	7.8%	7.6%	0.2	pts.
Pre-tax income—normalized**	$1,513	$1,238	22.2%
Pre-tax margin—normalized	8.1%	7.2%	0.8	pts.

*                      Reclassified to conform with 2011 presentation.

**               Excludes $57 million and $4 million of workforce rebalancing charges in the first quarter of 2010 and 2009, respectively, and $(64) million related to the Geodis gain in the first quarter of 2009.

The increase in external gross profit for 2010 versus 2009 was due to improved operating leverage driven by higher revenue.

Overall gross margin increased 0.7 points in 2010 versus the prior year. The increase was primarily driven by improved margins in Micro-electronics (1.6 points), System x (0.8 points) and Storage (0.3 points), partially offset by a decline due to revenue mix (0.9 points) and lower margins in Power Systems (0.6 points) and System z (0.5 points).

Systems and Technology’s pre-tax income increased 22.2 percent in 2010 on a normalized basis when compared to the prior year. Pre-tax margin increased 0.8 points in 2010 on a normalized basis versus 2009.

Global Financing

See pages 63 through 67 for an analysis of Global Financing’s segment results.

Geographic Revenue

In addition to the revenue presentation by reportable segment, the company also measures revenue performance on a geographic basis. The following geographic, regional and country-specific revenue performance excludes OEM revenue, which is discussed separately below.

($ in millions)

For the year ended December 31:	2010	2009	Yr.-to-Yr. Percent Change	Yr.-to-Yr. Percent Change Adjusted for Currency
Total revenue	$99,870	$95,758	4.3%	3.3%
Geographies	$97,060	$93,477	3.8%	2.8%
Americas	42,044	40,184	4.6	3.5
Europe/Middle East/Africa	31,866	32,583	(2.2)	0.8
Asia Pacific	23,150	20,710	11.8	4.7

Major markets			1.1%	1.0%
Growth markets			16.0%	10.9%
BRIC countries			22.8%	18.4%

Total geographic revenue increased 3.8 percent (3 percent adjusted for currency) to $97,060 million in 2010 when compared to 2009, with constant currency growth in each of the geographic areas and markets. Overall performance was driven by the growth markets.

Revenue from the major markets increased 1.1 percent (1 percent adjusted for currency) and was led by growth in the U.S., the U.K. and France. Performance in the major markets improved in the second half of 2010. The major markets grew 0.3 percent (declined 1 percent adjusted for currency) in the first half and increased 1.7 percent (3 percent adjusted for currency) in the second half. Revenue from the growth markets increased 16.0 percent (11 percent adjusted for currency). The growth markets performance, adjusted for currency, outpaced the more established major markets by 10 points in 2010 and geographic revenue contribution increased to 21 percent, 2 points higher versus 2009. The combined revenue in the BRIC countries, which represented approximately 40 percent of the growth markets in 2010, increased 22.8 percent (18 percent adjusted for currency) with growth in each of the four countries and strong growth in China and Russia. The company continued to make investments in these markets to drive market expansion and infrastructure development. The growth markets performance overall was broad based with double-digit growth at constant currency in a total of 40 growth market countries.

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

Total Expense and Other Income

($ in millions)

For the year ended December 31:	2010	2009	Yr.-to-Yr. Percent/ Margin Change
Total consolidated expense and other (income)	$26,291	$25,647	2.5%
Non-operating adjustments
Amortization of acquired intangible assets	(253)	(285)	(11.3)
Acquisition-related charges	(46)	(9)	NM
Non-operating retirement-related (costs)/income	210	250	(15.9)
Total operating (non-GAAP) expense and other (income)	$26,202	$25,603	2.3%
Total consolidated expense-to-revenue ratio	26.3%	26.8%	(0.5	)pts.
Operating (non-GAAP) expense-to-revenue ratio	26.2%	26.7%	(0.5	)pts.

NM—Not meaningful

Total expense and other (income) increased 2.5 percent in 2010 compared to the prior year. Total operating (non-GAAP) expense and other (income) increased 2.3 percent in 2010 versus 2009. The key drivers of the year-to-year change in total expense and other (income) for both expense presentations were approximately:

•	Acquisitions*	3 points
•	Currency**	1 point
•	Base expense	(2) points

*                 Includes acquisitions completed in prior 12-month period.

**          Reflects impacts of tranlation and hedging programs.

The company’s expense-to-revenue ratio improved in both presentations in 2010 versus 2009. The increase in total expense and other income was primarily driven by the company’s acquisitions and the effects of currency.

Base expense improved approximately 2 points in both presentations in 2010 when compared to the prior year. The company has had an ongoing focus on increasing efficiency and driving productivity across the business. Savings from productivity initiatives result in improved profitability and enables continued investments in innovation and key growth initiatives.

Examples of the company’s investments in 2010 include:

•                  Industry sales skills to support Smarter Planet

•                  Sales capabilities for business analytics, including the establishment of eight analytics solution centers

•                  Development, sales and marketing to support new high-end technology solutions in mainframes and POWER7

•                  Sales resources and sales enablement to drive growth market performance

•                  Acquisition of 17 companies adding significant capabilities

For additional information regarding total expense and other income, see the following analyses by category.

Selling, General and Administrative

($ in millions)

For the year ended December 31:	2010	2009	Yr.-to-Yr. Percent Change
Selling, general and administrative expense
Selling, general and administrative—other	$18,585	$17,872	4.0%
Advertising and promotional expense	1,337	1,255	6.6
Workforce rebalancing charges	641	474	35.3
Retirement-related costs	494	503	(1.7)
Amortization of acquired intangibles assets	253	285	(11.3)
Stock-based compensation	488	417	16.9
Bad debt expense	40	147	(72.5)
Total consolidated selling, general and administrative expense	$21,837	$20,952	4.2%
Non-operating adjustments
Amortization of acquired intangible assets	(253)	(285)	(11.3)
Acquisition-related charges	(41)	(8)	NM
Non-operating retirement-related (costs)/income	84	127	(33.8)
Operating (non-GAAP) selling, general and administrative expense	$21,628	$20,787	4.0%

NM—Not meaningful

Total selling, general and administrative (SG&A) expense increased 4.2 percent (3 percent adjusted for currency) in 2010 versus 2009. Overall, the increase was driven by acquisition-related spending (3 points) and currency impacts (1 point), while base expense was essentially flat. Workforce reductions expense increased $167 million due primarily to actions taken in the first quarter of 2010, with the majority of the spending in Europe and Asia Pacific. Bad debt expense decreased $107 million reflecting the improved credit environment. The allowance for credit losses coverage rate at December 31, 2010 was 1.8 percent, a decrease of 20 basis points from year-end 2009. Operating (non-GAAP) SG&A expense increased 4.0 percent (3 percent adjusted for currency) primarily driven by the same factors.

Other (Income) and Expense

($ in millions)

For the year ended December 31:	2010	2009	Yr.-to-Yr. Percent Change
Other (income) and expense
Foreign currency transaction losses/(gains)	$303	$(1)	NM
(Gains)/losses on derivative instruments	(239)	(12)	NM
Interest income	(92)	(94)	(2.3)%
Net (gains)/losses from securities and investment assets	31	112	(72.1)
Other	(790)	(357)	121.2
Total consolidated other (income) and expense	$(787)	$(351)	124.5%
Non-operating adjustment
Acquisition-related charges	(4)	(1)	277.4
Operating (non-GAAP) other (income) and expense	$(791)	$(352)	125.0%

NM—Not meaningful

Other (income) and expense was income of $787 million in 2010, an increase in income of $436 million year to year. The increase in income was primarily driven by several key factors reflected in Other in the table above: the net gain from the PLM transaction in the first quarter of 2010 ($591 million); a net gain associated with the disposition of a joint venture in third quarter of 2010 ($57 million) versus a gain from the divestiture of the core logistics operations to Geodis in the first quarter of 2009 ($298 million); and a provision for losses related to a joint venture investment ($119 million) recorded in the second quarter of 2009. In addition, foreign currency rate volatility drove higher foreign currency transaction losses ($304 million) and increased gains on derivative instruments ($227 million). Operating (non-GAAP) other (income) and expense reflected increased income of $439 million in 2010 compared to 2009 driven by the same factors.

Research, Development and Engineering

($ in millions)

For the year ended December 31:	2010	2009	Yr.-to-Yr. Percent Change
Total consolidated research, development and engineering	$6,026	$5,820	3.5%
Non-operating adjustment
Non-operating retirement-related (costs)/income	126	123	2.6
Operating (non-GAAP) research, development and engineering	$6,152	$5,943	3.5%

The company continued to invest in research and development, focusing its investments on high-value, high-growth opportunities and to extend its technology leadership. Total research, development and engineering (RD&E) expense increased 3.5 percent in 2010 versus 2009, primarily driven by acquisitions (up 2 points) and currency impacts (up 1 point). RD&E investments represented 6.0 percent of total revenue in 2010, compared to 6.1 percent in 2009. Operating (non-GAAP) RD&E expense increased 3.5 percent in 2010 compared to the prior year driven by the same factors.

Intellectual Property and Custom Development Income

($ in millions)

For the year ended December 31:	2010	2009	Yr.-to-Yr. Percent Change
Sales and other transfers of intellectual property	$203	$228	(10.8)%
Licensing/royalty-based fees	312	370	(15.6)
Custom development income	638	579	10.3
Total	$1,154	$1,177	(1.9)%

The timing and amount of sales and other transfers of IP may vary significantly from period to period depending upon timing of divestitures, industry consolidation, economic conditions and the timing of new patents and know-how development. There were no significant individual IP transactions in 2010 or 2009.

Interest Expense

($ in millions)

For the year ended December 31:	2010	2009	Yr.-to-Yr. Percent Change
Interest expense
Total	$368	$402	(8.5)%

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

Income Taxes

The effective tax rate for 2010 was 24.8 percent, compared with 26.0 percent in 2009. The operating (non-GAAP) tax rate for 2010 was 24.4 percent compared to 25.8 percent in 2009. The 1.2 point decrease in the as-reported effective tax rate was primarily driven by a more favorable geographic mix of pre-tax income and incentives (2.5 points), the increased utilization of foreign tax credits (4.1 points) and the completion in 2010 of the U.S. federal income tax examination for the years 2006 and 2007 including the associated reserve redeterminations (6.4 points). These benefits were partially offset by tax charges related to certain intercompany payments made by foreign subsidiaries (6.6 points), the tax impact of certain business restructuring transactions (2.7 points) and the tax costs associated with the intercompany licensing of certain intellectual property (2.9 points). The remaining items were individually insignificant.

Financial Position

Key drivers in the company’s balance sheet and total cash flows in 2010 compared to 2009 are highlighted below.

Total assets increased $4,430 million ($3,609 million adjusted for currency) from December 31, 2009, driven by:

•                  Increased goodwill ($4,946 million) and intangible assets ($975 million) driven by 2010 acquisitions;

•                  Higher level of total receivables ($1,337 million) and increased total other assets ($679 million); partially offset by

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

•                  Increase in foreign currency translation adjustments ($643 million); and an

•                  Increase in net unrealized gains on hedge of cash flow derivatives ($385 million); partially offset by an

•                  Increase in treasury stock ($14,918 million); and

•                  Decrease in retirement-related items ($992 million).

The company generated $19,549 million in cash flow from operations, a decrease of $1,224 million, compared to 2009, primarily driven by a decrease in cash from total receivables ($2,620 million), partially offset by the increase in net income ($1,408 million). Net cash used in investing activities of $8,507 million was $1,778 million higher than 2009, primarily due to increased acquisitions ($4,728 million), decreased cash from divestitures ($345 million) and increased net capital spending ($299 million), partially offset by the year-to-year net impacts related to marketable securities and other investments ($3,753 million).

Net cash used in financing activities of $12,429 million was $2,271 million lower versus 2009, primarily due to the net benefit from debt ($9,812 million) and an increase in cash from other common stock transactions ($722 million), partially offset by higher common stock repurchases ($7,946 million).

GAAP Reconciliation

The tables below provide a reconciliation of the company’s income statement results as reported under GAAP to its operating earnings presentation which is a non-GAAP measure. The company’s calculation of operating earnings, as presented, may differ from similarly titled measures reported by other companies. Please refer to the “Operating (non-GAAP) Earnings” section on page 18 for the company’s rationale for presenting operating earnings information.

($ in millions except per share amounts)

For the year ended December 31, 2010:	GAAP	Acquisition- related Adjustments		Retirement- related Adjustments		Operating (non-GAAP)
Gross profit	$46,014	$260		$(204)		$46,070
Gross profit margin	46.1%	0.3	pts.	(0.2	)pts.	46.1%
SG&A	$21,837	$(294)		$84		$21,628
RD&E	6,026	0		126		6,152
Other (income) and expense	(787)	(4)		0		(791)
Total expense and other (income)	26,291	(298)		210		26,202
Pre-tax income	19,723	558		(414)		19,867
Pre-tax income margin	19.7%	0.6	pts.	(0.4	)pts.	19.9%
Provision for income taxes*	$4,890	$116		$(162)		$4,844
Effective tax rate	24.8%	(0.1	)pts.	(0.3	)pts.	24.4%
Net income	$14,833	$443		$(253)		$15,023
Net income margin	14.9%	0.4	pts.	(0.3	)pts.	15.0%
Diluted earnings per share	$11.52	$0.34		$(0.20)		$11.67

*                 The tax impact on operating (non-GAAP) pre-tax income is calculated under the same accounting principles applied to the GAAP pre-tax income which employs an annual effective tax rate method to the results.

($ in millions except per share amounts)

For the year ended December 31, 2009:	GAAP	Acquisition- related Adjustments		Retirement- related Adjustments		Operating (non-GAAP)
Gross profit	$43,785	$204		$(259)		$43,730
Gross profit margin	45.7%	0.2	pts.	(0.3	)pts.	45.7%
SG&A	$20,952	$(293)		$127		$20,787
RD&E	5,820	0		123		5,943
Other (income) and expense	(351)	(1)		0		(352)
Total expense and other (income)	25,647	(294)		250		25,603
Pre-tax income	18,138	498		(509)		18,126
Pre-tax income margin	18.9%	0.5	pts.	(0.5	)pts.	18.9%
Provision for income taxes*	$4,713	$141		$(179)		$4,675
Effective tax rate	26.0%	0.1	pts.	(0.3	)pts.	25.8%
Net income	$13,425	$357		$(330)		$13,452
Net income margin	14.0%	0.4	pts.	(0.3	)pts.	14.0%
Diluted earnings per share	$10.01	$0.27		$(0.25)		$10.03

*                 The tax impact on operating (non-GAAP) pre-tax income is calculated under the same accounting principles applied to the GAAP pre-tax income which employs an annual effective tax rate method to the results.

Other Information

Looking Forward

In 2011, the company delivered revenue of $106.9 billion, a year-to-year increase of 7.1 percent (3 percent adjusted for currency), net income of $15.9 billion, up 6.9 percent and earnings per share of $13.06, an increase of 13.4 percent compared to 2010. Operating (non-GAAP) earnings per share was $13.44, an increase of 15.2 percent versus the prior year. The 2011 results put the company well on track to its 2015 operating earnings per share road map objective.

The company measures the success of its business model over the long term, not any individual quarter or year. The company’s strategies, investments and actions are all taken with an objective of optimizing long-term performance.

In May 2010, the company met with investors and introduced a new road map for earnings per share in 2015. The objective of the new road map for growth is to achieve at least $20 of operating (non-GAAP) earnings per diluted share in 2015. Consistent with the prior road map, the company has identified the major drivers of financial performance: revenue growth, margin expansion and common stock share repurchase. The revenue growth will come from a combination of base revenue growth, a shift to faster growing businesses and from acquisitions closed between 2010 and 2015. The contribution from margin expansion will be driven by the mix of higher margin businesses and enterprise productivity. The company will also continue to return value to its shareholders, with approximately $50 billion of share repurchase and $20 billion of dividends expected during the road map period. Overall, the company expects fairly balanced contribution from revenue growth, margin expansion and share repurchase.

Looking forward, the company expects continued opportunity in the growth markets and in the higher value solutions, including business analytics, Smarter Planet and cloud computing, where the company believes its enterprise clients will continue to focus. The company is confident in its ability to continue to leverage its business model to expand margin, grow profit, generate cash and return value to shareholders. In January 2012, the company disclosed that it is expecting GAAP earnings of at least $14.16 and operating (non-GAAP) earnings of at least $14.85 per diluted share for the full year 2012. The operating (non-GAAP) earnings per share expectation excludes acquisition-related charges of $0.43 per share and non-operating retirement-related costs of $0.26 per share. This expectation results in an increase year to year of 8 percent in GAAP earnings per share and an increase of 10 percent year to year in operating (non-GAAP) earnings per share which keeps the company on track to its 2015 objective.

From a segment perspective, the Software business delivered excellent results in 2011 and goes into 2012 with momentum and a strong set of opportunities. The company’s acquisitions in both 2010 and in 2011 performed well in 2011 and contributed to the Software business performance. The company expects the Software business to generate double-digit pre-tax income growth in 2012. Within Global Services, the company expects approximately 3 percent revenue growth from the backlog and this would represent approximately 70 percent of the services revenue for the full year. The balance of the revenue would come from new signings and base growth. While not expected, even if new signings and base growth were flat in 2012, then 70 percent of the 3 percent would generate 2 points of revenue growth in total Services. The company demonstrated in 2011 that it could deliver double-digit pre-tax income growth on that revenue base and expects in 2012 to execute a similar strategy to drive for double-digit profit growth again in the Services business. The Systems and Technology business will face a tough comparison in the first half of 2012 driven primarily by the System z mainframe product cycle performance in the first half of 2011. With new product announcements expected in 2012, by the second half of the year, the company expects Systems and Technology to return to mid single-digit revenue growth and double-digit profit growth.

Within its EPS expectation for 2012, the company expects profit growth to be slightly skewed—one to two points—in the second half of the year compared to the first half. This differentiation is driven by the expectations for the Systems and Technology business discussed above. Overall, the company’s expectation for 2012 is consistent with its business model: revenue growth, margin expansion driven by a mix to software and continued productivity and prudent use of cash to drive investments, acquisitions and share repurchase. The company will continue to improve its portfolio through acquisitions and divestitures and will continue to invest in market opportunities and drive productivity. The company will continue to rebalance its workforce to opportunities and skills aligned with its key investments and hire resources to drive growth initiatives. The company expects a higher level of workforce rebalancing charges in 2012, similar to the amount incurred in 2010. The company expects to offset this expense within net income consistent with its earnings expectation for 2012.

The economy could impact the credit quality of the company’s receivables, and therefore the allowance for credit losses. The company will continue to apply its rigorous credit policies and analysis, and will also continue to monitor the current economic environment, particularly in Europe. At December 31, 2011, total receivables in Portugal, Italy, Ireland, Greece and Spain were approximately $2.6 billion, net of allowances, and represented approximately 7 percent of total net trade and financing accounts receivables. In the fourth quarter of 2011, the company increased its allowance for credit losses and will continue to monitor potential exposures in these countries in conjunction with the application of its credit policies.

The company expects 2012 pre-tax retirement-related plan cost to be approximately $2.3 billion, an increase of approximately $500 million compared to 2011. This estimate reflects current pension plan assumptions at December 31, 2011. Within total retirement-related plan cost, operating retirement-related plan cost is expected to be approximately $1.9 billion, approximately flat versus 2011. Non-operating retirement-related plan cost is expected to be approximately $0.4 billion versus income of $0.1 billion in 2011. See note S, “Retirement-Related Benefits,” on pages 121 to 135 for additional information.

Effective January 1, 2012, the company will implement a new accounting standard issued by the Financial Accounting Standards Board which amends existing guidance and disclosure for fair value measurements. The company has evaluated the new guidance and does not expect a material impact on the consolidated financial results. See note B, “Accounting Changes,” on page 87 for additional information.

Liquidity and Capital Resources

The company has consistently generated strong cash flow from operations, providing a source of funds ranging between $16.1 billion and $20.8 billion per year over the past five years. The company provides for additional liquidity through several sources: maintaining an adequate cash balance, access to global funding sources, a committed global credit facility and other committed and uncommitted lines of credit worldwide. The following table provides a summary of the major sources of liquidity for the years ended December 31, 2007 through 2011.

Cash Flow and Liquidity Trends

($ in billions)

	2011	2010	2009	2008	2007
Net cash from operating activities	$19.8	$19.5	$20.8	$18.8	$16.1
Cash and short-term marketable securities	$11.9	$11.7	$14.0	$12.9	$16.1
Committed global credit facilities	$10.0	$10.0	$10.0	$10.0	$10.0

The major rating agencies’ ratings on the company’s debt securities at December 31, 2011 appear in the following table and remain unchanged from December 31, 2010. The company’s debt securities do not contain any acceleration clauses which could change the scheduled maturities of the obligation. In addition, the company does not have “ratings trigger” provisions in its debt covenants or documentation, which would allow the holders to declare an event of default and seek to accelerate payments thereunder in the event of a change in credit rating. The company’s contractual agreements governing derivative instruments contain standard market clauses which can trigger the termination of the agreement if the company’s credit rating were to fall below investment grade. At December 31, 2011, the fair value of those instruments that were in a liability position was $531 million, before any applicable netting, and this position is subject to fluctuations in fair value period to period based on the level of the company’s outstanding instruments and market conditions. The company has no other contractual arrangements that, in the event of a change in credit rating, would result in a material adverse effect on its financial position or liquidity.

	Standard & Poor’s	Moody’s Investors Service	Fitch Ratings
Senior long-term debt	A+	Aa3	A+
Commercial paper	A-1	Prime-1	F1

The company prepares its Consolidated Statement of Cash Flows in accordance with applicable accounting standards for cash flow presentation on page 73 and highlights causes and events underlying sources and uses of cash in that format on page 36. For purposes of running its business, the company manages, monitors and analyzes cash flows in a different format.

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

From the perspective of how management views cash flow, in 2011, free cash flow was $16.6 billion, an increase of $0.3 billion compared to 2010; excluding the impact of higher net income tax payments driven by audit settlements in 2011, compared to the prior year, free cash flow would have increased year to year by approximately $1.1 billion, which approximates the company’s net income growth for 2011.

Over the past five years, the company generated over $74 billion in free cash flow. During that period, the company invested over $16 billion in strategic acquisitions and returned over $81 billion to shareholders through dividends and share repurchases. The amount of prospective returns to shareholders in the form of dividends and share repurchases will vary based upon several factors including each year’s operating results, capital expenditure requirements, research and development investments and acquisitions, as well as the factors discussed below.

The company’s Board of Directors meets quarterly to consider the dividend payment. In the second quarter of 2011, the Board of Directors increased the company’s quarterly common stock dividend from $0.65 to $0.75 per share.

The table below represents the way in which management reviews cash flow as described above.

($ in billions)

For the year ended December 31:	2011	2010	2009	2008	2007
Net cash from operating activities per GAAP	$19.8	$19.5	$20.8	$18.8	$16.1
Less: the change in Global Financing receivables	(0.8)	(0.7)	1.9	(0.0)	(1.3)
Net cash from operating activities, excluding Global Financing receivables	20.7	20.3	18.9	18.8	17.4
Capital expenditures, net	(4.1)	(4.0)	(3.7)	(4.5)	(5.0)
Free cash flow	16.6	16.3	15.1	14.3	12.4
Acquisitions	(1.8)	(5.9)	(1.2)	(6.3)	(1.0)
Divestitures	0.0	0.1	0.4	0.1	0.3
Share repurchase	(15.0)	(15.4)	(7.4)	(10.6)	(18.8)
Dividends	(3.5)	(3.2)	(2.9)	(2.6)	(2.1)
Non-Global Financing debt	1.7	2.3	(4.7)	(3.2)	10.9
Other (includes Global Financing receivables and Global Financing debt)	2.3	3.5	1.7	5.0	3.8
Change in cash, cash equivalents and short-term marketable securities	$0.3	$(2.3)	$1.1	$(3.2)	$5.5

Events that could temporarily change the historical cash flow dynamics discussed above include significant changes in operating results, material changes in geographic sources of cash, unexpected adverse impacts from litigation, future pension funding requirements during periods of severe downturn in the capital markets or the timing of tax payments. Whether any litigation has such an adverse impact will depend on a number of variables, which are more completely described in note M, “Contingencies and Commitments,” on pages 112 to 114. With respect to pension funding, in 2011, the company contributed $798 million to its non-U.S. defined benefit plans, versus $865 million in 2010. As highlighted in the Contractual Obligations table on page 58, the company expects to make legally mandated pension plan contributions to certain non-U.S. plans of approximately $3.9 billion in the next five years. The 2012 contributions are currently expected to be approximately $800 million. Financial market performance and/or further weakening in the European sovereign debt credit environment in 2012 could increase the legally mandated minimum contributions in certain non-U.S. countries that require more frequent remeasurement of the funded status. The company is not quantifying any further impact from pension funding because it is not possible to predict future movements in the capital markets or pension plan funding regulations.

The Pension Protection Act of 2006 was enacted into law in 2006, and, among other things, increases the funding requirements for certain U.S. defined benefit plans beginning after December 31, 2007. No mandatory contribution is required for the U.S. defined benefit plan in 2012 as of December 31, 2011.

The company’s U.S. cash flows continue to be sufficient to fund its current domestic operations and obligations, including investing and financing activities such as dividends and debt service. The company’s U.S. operations generate substantial cash flows, and, in those circumstances where the company has additional cash requirements in the U.S., the company has several liquidity options available. These options include the ability to borrow funds at reasonable interest rates, utilizing its committed global credit facility, repatriating certain foreign earnings and calling intercompany loans that are in place with certain foreign subsidiaries.

The company does earn a significant amount of its pre-tax income outside the U.S. The company’s policy is to indefinitely reinvest the undistributed earnings of its foreign subsidiaries, and accordingly, no provision for federal income taxes has been made on accumulated earnings of foreign subsidiaries. The company periodically repatriates a portion of these earnings to the extent that it does not incur an additional U.S. tax liability. Quantification of the deferred tax liability, if any, associated with indefinitely reinvested earnings is not practicable. While the company currently does not have a need to repatriate funds held by its foreign subsidiaries, if these funds are needed for operations and obligations in the U.S., the company could elect to repatriate these funds which could result in a reassessment of the company’s policy and increased tax expense.

Contractual Obligations

($ in millions)

	Total Contractual	Payments Due In
	Payment Stream	2012	2013-14	2015-16	After 2016
Long-term debt obligations	$26,616	$4,292	$9,217	$3,185	$9,921
Interest on long-term debt obligations	10,585	1,128	1,711	1,362	6,384
Capital (finance) lease obligations	86	19	41	21	5
Operating lease obligations	5,631	1,562	2,324	1,132	613
Purchase obligations	2,207	1,368	586	201	52
Other long-term liabilities
Minimum pension funding (mandated)*	3,900	800	1,500	1,600	—
Executive compensation	1,440	89	194	214	944
Long-term termination benefits	1,374	132	163	141	938
Tax reserves**	3,728	138	—	—	—
Other	1,250	64	88	86	1,011
Total	$56,817	$9,592	$15,824	$7,942	$19,868

*            Represents future pension contributions that are mandated by local regulations or statute, all associated with non-U.S. qualified defined benefit and multi-employer pension plans. See note S, “Retirement-Related Benefits,” on pages 121 to 135 for additional information on the non-U.S. plans’ investment strategies and expected contributions and for information regarding the company’s total underfunded pension plans of $19,232 million at December 31, 2011. As the funded status on the plans will vary, obligations for mandated minimum pension payments after 2016 could not be reasonably estimated.

**     These amounts represent the liability for unrecognized tax benefits. The company estimates that approximately $138 million of the liability is expected to be settled within the next 12 months. The settlement period for the noncurrent portion of the income tax liability cannot be reasonably estimated as the timing of the payments will depend on the progress of tax examinations with the various tax authorities; however, it is not expected to be due within the next 12 months.

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

Interest on floating-rate debt obligations is calculated using the effective interest rate at December 31, 2011, plus the interest rate spread associated with that debt, if any.

Off-Balance Sheet Arrangements

From time to time, the company may enter into off-balance sheet arrangements as defined by the SEC Financial Reporting Release 67 (FRR-67), “Disclosure in Management’s Discussion and Analysis about Off-Balance Sheet Arrangements and Aggregate Contractual Obligations.”

At December 31, 2011, the company had no off-balance sheet arrangements that have, or are reasonably likely to have, a material current or future effect on financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources. See the table above for the company’s contractual obligations and note M, “Contingencies and Commitments,” on pages 114 and 115, for detailed information about the company’s guarantees, financial commitments and indemnification arrangements. The company does not have retained interests in assets transferred to unconsolidated entities or other material off-balance sheet interests or instruments.

Critical Accounting Estimates

The application of GAAP requires the company to make estimates and assumptions about certain items and future events that directly affect its reported financial condition. The accounting estimates and assumptions discussed in this section are those that the company considers to be the most critical to its financial statements. An accounting estimate is considered critical if both (a) the nature of the estimate or assumption is material due to the levels of subjectivity and judgment involved, and (b) the impact within a reasonable range of outcomes of the estimate and assumption is material to the company’s financial condition. Senior management has discussed the development, selection and disclosure of these estimates with the Audit Committee of the company’s Board of Directors. The company’s significant accounting policies are described in note A, “Significant Accounting Policies,” on pages 76 to 86.

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

Pension Assumptions

For the company’s defined benefit pension plans, the measurement of the benefit obligation to employees and net periodic pension (cost/income) requires the use of certain assumptions, including, among others, estimates of discount rates and expected return on plan assets.

Changes in the discount rate assumptions will impact the (gain)/loss amortization and interest cost components of the net periodic pension cost/(income) calculation (see page 127 for information regarding the discount rate assumptions) and the projected benefit obligation (PBO). As presented on page 127, the company decreased the discount rate assumption for the IBM Personal Pension Plan (PPP), a U.S.-based defined benefit plan, by 80 basis points to 4.20 percent on December 31, 2011. This change will increase pre-tax cost and expense recognized in 2012 by an estimated $250 million. If the discount rate assumption for the PPP increased by 80 basis points on December 31, 2011, pre-tax cost and expense recognized in 2012 would have decreased by an estimated $265 million. Changes in the discount rate assumptions will impact the PBO which, in turn, may impact the company’s funding decisions if the PBO exceeds plan assets. Each 25 basis point increase or decrease in the discount rate will cause a corresponding decrease or increase, respectively, in the PPP’s PBO of an estimated $1.4 billion based upon December 31, 2011 data. The PPP’s PBO (after the decrease in discount rate presented on page 127) and plan assets as of December 31, 2011 are presented on page 125.

The expected long-term return on plan assets is used in calculating the net periodic pension (income)/cost. See page 128 for information regarding the expected long-term return on plan assets assumption. Expected returns on plan assets are calculated based on the market-related value of plan assets, which recognizes changes in the fair value of plan assets systematically over a five-year period in the expected return on plan assets line in net periodic (income)/cost. The differences between the actual return on plan assets and expected return on plan assets are recognized as a component of actuarial gains/losses, which are recognized in net periodic (income)/cost over the service lives of the employees in the plan, provided such amounts exceed thresholds based upon the obligation or the value of plan assets, as provided by accounting standards.

To the extent the outlook for long-term returns changes such that management changes its expected long-term return on plan assets assumption, each 50 basis point increase or decrease in the expected long-term return on PPP plan assets assumption will have an estimated increase or decrease, respectively, of $253 million on the following year’s pre-tax net periodic pension (income)/cost (based upon the PPP’s plan assets at December 31, 2011 and assuming no contributions are made in 2012).

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

Revenue recognition is also impacted by the company’s ability to estimate sales incentives, expected returns and collectibility. The company considers various factors, including a review of specific transactions, the creditworthiness of the customers, historical experience and market and economic conditions when calculating these provisions and allowances. Evaluations are conducted each quarter to assess the adequacy of the estimates. If these estimates were changed by 10 percent in 2011, net income would have been impacted by $85 million (excluding Global Financing receivables reserves discussed on page 65).

Costs to Complete Service Contracts

The company enters into numerous service contracts through its GTS and GBS businesses. During the contractual period, revenue, cost and profits may be impacted by estimates of the ultimate profitability of each contract, especially contracts for which the company uses the percentage-of-completion (POC) method of accounting. If at any time these estimates indicate the POC contract will be unprofitable, the entire estimated loss for the remainder of the contract is recorded immediately in cost. The company performs ongoing profitability analyses of its services contracts in order to determine whether the latest estimates require updating. Key factors reviewed by the company to estimate the future costs to complete each contract are future labor costs, future product costs and expected productivity efficiencies. Contract loss provisions recorded as a component of other accrued expenses and liabilities were approximately $52 million and $23 million at December 31, 2011 and 2010, respectively.

Income Taxes

The company is subject to income taxes in the U.S. and numerous foreign jurisdictions. Significant judgments are required in determining the consolidated provision for income taxes.

During the ordinary course of business, there are many transactions and calculations for which the ultimate tax determination is uncertain. As a result, the company recognizes tax liabilities based on estimates of whether additional taxes and interest will be due. These tax liabilities are recognized when, despite the company’s belief that its tax return positions are supportable, the company believes that certain positions may not be fully sustained upon review by tax authorities. The company believes that its accruals for tax liabilities are adequate for all open audit years based on its assessment of many factors, including past experience and interpretations of tax law. This assessment relies on estimates and assumptions and may involve a series of complex judgments about future events. To the extent that new information becomes available which causes the company to change its judgment regarding the adequacy of existing tax liabilities, such changes to tax liabilities will impact income tax expense in the period in which such determination is made.

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

The consolidated provision for income taxes will change period-to-period based on nonrecurring events, such as the settlement of income tax audits and changes in tax laws, as well as recurring factors including the geographic mix of income before taxes, the timing and amount of foreign dividend repatriation, state and local taxes and the effects of various global income tax strategies.

To the extent that the provision for income taxes increases/decreases by 1 percent of income before income taxes, consolidated net income would have improved/decreased by $210 million in 2011.

Valuation of Assets

The application of business combination and impairment accounting requires the use of significant estimates and assumptions. The acquisition method of accounting for business combinations requires the company to estimate the fair value of assets acquired, liabilities assumed, and any non-controlling interest in the acquiree to properly allocate purchase price consideration between assets that are depreciated and amortized from goodwill. Impairment testing for assets, other than goodwill, requires the allocation of cash flows to those assets or group of assets and if required, an estimate of fair value for the assets or group of assets. The company’s estimates are based upon assumptions believed to be reasonable, but which are inherently uncertain and unpredictable. These valuations require the use of management’s assumptions, which would not reflect unanticipated events and circumstances that may occur.

Valuation of Goodwill

The company reviews goodwill for impairment annually and whenever events or changes in circumstances indicate the carrying value of goodwill may not be recoverable. In the fourth quarter of 2011, the company early adopted new Financial Accounting Standards Board guidance that simplifies how an entity tests goodwill for impairment. It provides an option to first assess qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount.

The company assesses qualitative factors in each of its reporting units that carry goodwill. Among other relevant events and circumstances that affect the fair value of reporting units, the company assesses individual factors such as:

•                  A significant adverse change in legal factors or the business climate

•                  An adverse action or assessment by a regulator

•                  Unanticipated competition

•                  A loss of key personnel

•                  A more-likely-than-not expectation that a reporting unit or a significant portion of a reporting unit will be sold or otherwise disposed of

The company assesses these qualitative factors to determine whether it is necessary to perform the two-step quantitative goodwill impairment test. Under the new guidance, this quantitative test is required only if the company concludes that it is more likely than not that a reporting unit’s fair value is less than its carrying amount. After performing the annual goodwill impairment qualitative analysis during the fourth quarter of 2011, the company determined it was not necessary to perform the two-step goodwill impairment test.

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

Global Financing Receivables Allowance for Credit Losses

The Global Financing business reviews its financing receivables portfolio at least quarterly in order to assess collectibility. A description of the methods used by management to estimate the amount of uncollectible receivables is included in note A, “Significant Accounting Policies,” on pages 85 and 86. Factors that could result in actual receivable losses that are materially different from the estimated reserve include sharp changes in the economy, or a significant change in the economic health of a particular client that represents a concentration in Global Financing’s receivables portfolio.

To the extent that actual collectibility differs from management’s estimates currently provided for by 10 percent, Global Financing’s segment pre-tax income and the company’s consolidated income before income taxes would be higher or lower by an estimated $35 million (using 2011 data), depending upon whether the actual collectibility was better or worse, respectively, than the estimates.

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

To the extent that actual residual value recovery is lower than management’s estimates by 10 percent, Global Financing’s segment pre-tax income and the company’s consolidated income before income taxes for 2011 would have been lower by an estimated $104 million. If the actual residual value recovery is higher than management’s estimates, the increase in income will be realized at the end of lease when the equipment is remarketed.

Currency Rate Fluctuations

Changes in the relative values of non-U.S. currencies to the U.S. dollar affect the company’s financial results and financial position. At December 31, 2011, currency changes resulted in assets and liabilities denominated in local currencies being translated into fewer dollars than at year-end 2010. The company uses financial hedging instruments to limit specific currency risks related to financing transactions and other foreign currency-based transactions. Further discussion of currency and hedging appears in note D, “Financial Instruments,” on pages 96 to 100.

Foreign currency fluctuations often drive operational responses that mitigate the simple mechanical translation of earnings. During periods of sustained movements in currency, the marketplace and competition adjust to the changing rates. For example, when pricing offerings in the marketplace, the company may use some of the advantage from a weakening U.S. dollar to improve its position competitively, and price more aggressively to win the business, essentially passing on a portion of the currency advantage to its customers. Competition will frequently take the same action. Consequently, the company believes that some of the currency-based changes in cost impact the prices charged to clients. The company also maintains currency hedging programs for cash management purposes which mitigate, but do not eliminate, the volatility of currency impacts on the company’s financial results.

The company translates revenue, cost and expense in its non-U.S. operations at current exchange rates in the reported period. References to “adjusted for currency” or “constant currency” reflect adjustments based upon a simple constant currency mathematical translation of local currency results using the comparable prior period’s currency conversion rate. However, this constant currency methodology that the company utilizes to disclose this information does not incorporate any operational actions that management may take in reaction to fluctuating currency rates. Based on the currency rate movements in 2011, total revenue increased 7.1 percent as reported and 3.4 percent at constant currency versus 2010. On a pre-tax income basis, these translation impacts offset by the net impact of hedging activities resulted in a theoretical maximum (assuming no pricing or sourcing actions) increase of approximately $600 million in 2011. The same mathematical exercise resulted in a decrease of approximately $225 million in 2010. The company views these amounts as a theoretical maximum impact to its as-reported financial results. Considering the operational responses mentioned above, movements of exchange rates, and the nature and timing of hedging instruments, it is difficult to predict future currency impacts on any particular period, but the company believes it could be substantially less than the theoretical maximum given the competitive pressure in the marketplace.

For non-U.S. subsidiaries and branches that operate in U.S. dollars or whose economic environment is highly inflationary, translation adjustments are reflected in results of operations. Generally, the company manages currency risk in these entities by linking prices and contracts to U.S. dollars. The company continues to monitor the economic conditions in Venezuela. On December 30, 2010, the official rate for essential goods was eliminated, with no change to the SITME rate. The SITME rate remained constant throughout 2011. Future gains or losses from devaluation of the SITME rate are not expected to have a material impact given the size of the company’s operations in Venezuela (less than 1 percent of total 2010 and 2011 revenue).

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

The company’s debt, in support of the Global Financing business and the geographic breadth of the company’s operations, contains an element of market risk from changes in interest and currency rates. The company manages this risk, in part, through the use of a variety of financial instruments including derivatives, as explained in note D, “Financial Instruments,” on pages 96 to 100.

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

To perform the sensitivity analysis, the company assesses the risk of loss in fair values from the effect of hypothetical changes in interest rates and foreign currency exchange rates on market-sensitive instruments. The market values for interest and foreign currency exchange risk are computed based on the present value of future cash flows as affected by the changes in rates that are attributable to the market risk being measured. The discount rates used for the present value computations were selected based on market interest and foreign currency exchange rates in effect at December 31, 2011 and 2010. The differences in this comparison are the hypothetical gains or losses associated with each type of risk.

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

The results of the sensitivity analysis at December 31, 2011, and 2010, are as follows:

Interest Rate Risk

At December 31, 2011, a 10 percent decrease in the levels of interest rates with all other variables held constant would result in a decrease in the fair market value of the company’s financial instruments of $310 million as compared with a decrease of $341 million at December 31, 2010. A 10 percent increase in the levels of interest rates with all other variables held constant would result in an increase in the fair value of the company’s financial instruments of $290 million as compared to an increase of $315 million at December 31, 2010. Changes in the relative sensitivity of the fair value of the company’s financial instrument portfolio for these theoretical changes in the level of interest rates are primarily driven by changes in the company’s debt maturities, interest rate profile and amount.

Foreign Currency Exchange Rate Risk

At December 31, 2011, a 10 percent weaker U.S. dollar against foreign currencies, with all other variables held constant, would result in an increase in the fair value of the company’s financial instruments of $1,303 million as compared with an increase of $546 million at December 31, 2010. Conversely, a 10 percent stronger U.S. dollar against foreign currencies, with all other variables held constant, would result in a decrease in the fair value of the company’s financial instruments of $1,303 million compared with a decrease of $546 million at December 31, 2010. The change in impact from 2010 to 2011 was comprised of: assets ($341 million), debt ($211 million) and derivatives ($205 million).

Financing Risks

See the “Description of Business” on page 24 for a discussion of the financing risks associated with the Global Financing business and management’s actions to mitigate such risks.

Cybersecurity

While neither a business segment nor a worldwide organization, the company’s approach on cybersecurity demonstrates its ability to adapt to a changing environment, as well as the depth and breadth of its global capabilities. IBM has leveraged its extensive knowledge and experience on cybersecurity matters to help its customers. The company has a suite of software solutions that showcase IBM’s broad capabilities in identity and access management, data security, application security, network security and endpoint security. IBM’s software solutions include a security intelligence dashboard that can collect information on customer IT security events and provide detailed information to customers about potential threats and security posture. The company’s services businesses offer professional solutions for security from assessment to deployment. In addition, the company offers managed and outsourced security solutions from multiple security operations centers around the world. Finally, security is embedded in a multitude of IBM offerings through secure engineering processes and by critical functions (encryption, access control, etc.) in servers, storage, software, services and other solutions.

From an enterprise perspective, IBM has implemented a multi-faceted approach involving people, tools, and processes to identify and address cybersecurity risks. The company has established policies and procedures that provide the foundation by which IBM’s infrastructure and data are managed, which help protect IBM and client data. In addition, the company utilizes a combination of online education, Web articles and other awareness initiatives to enable its workforce to be knowledgeable about cybersecurity threats and their responsibilities to identify and mitigate these risks. IBM performs ongoing assessments regarding its technical controls and its methods for identifying emerging risks related to cybersecurity. The company uses a layered approach with overlapping controls to defend against cybersecurity attacks on networks, end-user devices, data centers, and applications.

Employees and Related Workforce

				Yr.-to-Yr. Change
For the year ended December 31:	2011	2010	2009	2011-10	2010-09
IBM/wholly owned subsidiaries	433,362	426,751	399,409	1.5%	6.8%
Less-than-wholly owned subsidiaries	7,523	9,334	11,421	(19.4)	(18.3)
Complementary	25,500	27,784	26,946	(8.2)	3.1

As a globally integrated enterprise, the company operates in over 170 countries and is continuing to shift its business to the higher value segments of enterprise computing. The company continually assesses its resource needs with the objective of balancing its workforce globally to improve the company’s global reach and competitiveness. In 2011, total employees at IBM and its wholly owned subsidiaries increased more than 6,500 compared to the prior year.

The complementary workforce is an approximation of equivalent full-time employees hired under temporary, part-time and limited term employment arrangements to meet specific business needs in a flexible and cost-effective manner.

Global Financing

Global Financing is a reportable segment that is measured as a stand-alone entity.

In 2011, as the global economy continued to face a challenging credit environment, the Global Financing business remained focused on its core competencies—providing IT financing to the company’s clients and business partners. For the year, Global Financing increased total revenue by 2.8 percent and improved total gross margin by 1.2 points, while the pre-tax income margin was essentially flat year to year. Total pre-tax income of $2,011 million increased 2.8 percent compared to 2010.

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

Results of Operations

($ in millions)

For the year ended December 31:	2011	2010*	2009*
External revenue	$2,102	$2,238	$2,302
Internal revenue	2,092	1,842	1,774
Total revenue	4,195	4,080	4,076
Cost	1,467	1,474	1,555
Gross profit	$2,728	$2,606	$2,520
Gross profit margin	65.0%	63.9%	61.8%
Pre-tax income	$2,011	$1,956	$1,724
After-tax income**	$1,338	$1,292	$1,132
Return on equity**	40.7%	41.1%	34.2%

*                 Reclassified to conform with 2011 presentation.

**          See page 67 for the details of the after-tax income and return on equity calculation.

Total revenue in 2011 increased $115 million versus 2010 as a result of:

•                  An increase in internal revenue of 13.6 percent primarily driven by an increase in used equipment sales revenue (up 19.7 percent to $1,528 million); partially offset by

•                  A decline in external revenue of 6.1 percent (9 percent adjusted for currency) driven by a decrease in used equipment sales revenue (down 25.5 percent to $490 million), partially offset by an increase in financing revenue (up 2.0 percent to $1,612 million).

The increase in external financing revenue was due to higher average asset balance and an increase in remarketing lease revenue.

Global Financing gross profit increased 4.7 percent compared to 2010 due to higher used equipment sales and financing gross profit. Gross margin increased 1.2 points primarily due to a higher used equipment sales margin.

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

Global Financing pre-tax income increased 2.8 percent in 2011 versus 2010, following an increase of 13.5 percent in 2010 versus 2009. The increase in 2011 was driven by the increase in gross profit of $122 million, partially offset by increases in financing receivables provisions of $51 million and SG&A expenses of $13 million. Normalizing for $2 million of workforce rebalancing charges in 2011 and 2010, respectively, pre-tax income increased 2.8 percent versus 2010. The increase in 2010 was primarily driven by a decrease in financing receivables provisions of $152 million and the increase in gross profit of $85 million. The increase in financing receivables provisions in 2011 was primarily due to the current economic environment in Europe. The overall allowance for credit losses coverage rate is 1.3 percent, a decrease of 0.2 points versus 2010.

The decrease in return on equity from 2010 to 2011 was driven by a higher average equity balance, and the increase in return on equity from 2009 to 2010 was driven by higher after-tax income and a lower average equity balance.

Financial Condition

Balance Sheet

($ in millions)

At December 31:	2011	2010
Cash and cash equivalents	$1,308	$1,353
Net investment in sales-type and direct financing leases	9,209	9,370
Equipment under operating leases
External clients (a)	1,567	1,827
Internal clients (b)(c)	219	500
Client loans	11,363	10,630
Total client financing assets	22,358	22,326
Commercial financing receivables	7,130	6,819
Intercompany financing receivables (b)(c)	4,586	4,204
Other receivables	334	321
Other assets	712	790
Total assets	$36,427	$35,813
Intercompany payables (b)	$6,213	$6,717
Debt (d)	23,332	22,823
Other liabilities	3,633	3,016
Total liabilities	33,178	32,557
Total equity	3,249	3,256
Total liabilities and equity	$36,427	$35,813

(a)         Includes intercompany mark up, priced on an arm’s-length basis, on products purchased from the company’s product divisions, which is eliminated in IBM’s consolidated results.

(b)         Entire amount eliminated for purposes of IBM’s consolidated results and therefore does not appear on page 72.

(c)          These assets, along with all other financing assets in this table, are leveraged at the value in the table using Global Financing debt.

(d)         Global Financing debt is comprised of intercompany loans and external debt. A portion of Global Financing debt is in support of the company’s internal business, or related to intercompany mark up embedded in the Global Financing assets. See table on page 67.

Sources and Uses of Funds

The primary use of funds in Global Financing is to originate client and commercial financing assets. Client financing assets for end users consist primarily of IBM systems, software and services, but also include non-IBM equipment, software and services to meet IBM clients’ total solutions requirements. Client financing assets are primarily sales-type, direct financing and operating leases for systems products as well as loans for systems, software and services with terms generally from one to seven years. Global Financing’s client loans are primarily for software and services and are unsecured. These loans are subjected to additional credit analysis to evaluate the associated risk and, when deemed necessary, actions are taken to mitigate risks in the loan agreements which include covenants to protect against credit deterioration during the life of the obligation. Client financing also includes internal activity as described on page 24.

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

At December 31, 2011, substantially all financing assets are IT related assets, and approximately 63 percent of the external portfolio is with investment grade clients with no direct exposure to consumers or mortgage assets.

Originations

The following are total external financing and internal lease financing originations.

($ in millions)

For the year ended December 31:	2011	2010	2009
Client financing
External	$14,390	$12,632	$11,760
Internal	—	116	755
Commercial financing	35,282	32,366	27,126
Total	$49,673	$45,113	$39,641

In 2011, new financing originations exceeded cash collections for both client and commercial financing. This resulted in a net increase in total financing assets from December 31, 2010. The increase in originations in both 2011 versus 2010 and 2010 versus 2009 was due to improving external volumes in both client and commercial financing. Internal loan financing with Global Services is executed under a loan facility and is not considered originations.

Cash generated by Global Financing in 2011 was primarily deployed to pay the intercompany payables and dividends to IBM.

Global Financing Receivables and Allowances

The following table presents external financing receivables excluding residual values, and the allowance for credit losses.

($ in millions)

At December 31:	2011	2010
Gross financing receivables	$27,366	$26,565
Specific allowance for credit losses	226	305
Unallocated allowance for credit losses	124	96
Total allowance for credit losses	350	401
Net financing receivables	$27,016	$26,164
Allowance for credit losses coverage	1.3%	1.5%

Roll Forward of Global Financing Receivables
Allowance for Credit Losses

($ in millions)

January 1, 2011	Allowance Used*	Additions/ (Reductions)	Other**	December 31, 2011
$401	$(87)	$42	$(7)	$350

*                 Represents reserved receivables, net of recoveries, that were disposed of during the period.

**          Primarily represents translation adjustments.

The percentage of Global Financing receivables reserved decreased from 1.5 percent at December 31, 2010 to 1.3 percent at December 31, 2011 primarily due to the disposition of receivables previously reserved, and the increase in gross financing receivables. Specific reserves decreased 25.9 percent from $305 million at December 31, 2010 to $226 million at December 31, 2011. Unallocated reserves increased 29.2 percent from $96 million at December 31, 2010, to $124 million at December 31, 2011. Global Financing’s bad debt expense was an increase of $42 million for 2011, compared to a decrease of $9 million for 2010. The year-to-year increase was primarily attributed to the current economic environment in Europe.

Residual Value

Residual value is a risk unique to the financing business and management of this risk is dependent upon the ability to accurately project future equipment values at lease inception. Global Financing has insight into product plans and cycles for the IBM products under lease. Based upon this product information, Global Financing continually monitors projections of future equipment values and compares them with the residual values reflected in the portfolio. See note A, “Significant Accounting Policies,” on page 86 for the company’s accounting policy for residual values.

Global Financing optimizes the recovery of residual values by selling assets sourced from end of lease, leasing used equipment to new clients, or extending lease arrangements with current clients. Sales of equipment, which are primarily sourced from equipment returned at the end of a lease, represented 48.1 percent of Global Financing’s revenue in 2011 and 47.4 percent in 2010. The gross margins on these sales were 54.8 percent and 52.8 percent in 2011 and 2010, respectively. The increase was primarily driven by an increase in the internal sales margin.

The table below presents the recorded amount of unguaranteed residual value for sales-type, direct financing and operating leases at December 31, 2010 and 2011. In addition, the table presents the residual value as a percentage of the related original amount financed and a run out of when the unguaranteed residual value assigned to equipment on lease at December 31, 2011 is expected to be returned to the company. In addition to the unguaranteed residual value, on a limited basis, Global Financing will obtain guarantees of the future value of the equipment to be returned at end of lease. While primarily focused on IBM products, guarantees are also obtained for certain OEM products. These third-party guarantees are included in minimum lease payments as provided for by accounting standards in the determination of lease classifications for the covered equipment and provide protection against risk of loss arising from declines in equipment values for these assets.

The residual value guarantee increases the minimum lease payments that are utilized in determining the classification of a lease as a sales-type lease, direct financing lease or operating lease. The aggregate asset values associated with the guarantees for sales-type leases were $821 million and $714 million for the financing transactions originated during the years ended December 31, 2011 and 2010, respectively. In 2011, the residual value guarantee program resulted in the company recognizing approximately $532 million of revenue that would otherwise have been recognized in future periods as operating lease revenue. If the company had chosen to not participate in a residual value guarantee program in 2011 and prior years, the 2011 impact would be substantially mitigated by the effect of prior-year asset values being recognized as operating lease revenue in the current year. The associated aggregate guaranteed future values at the scheduled end of lease was $43 million for the financing transactions originated during 2011 and 2010, respectively. The cost of guarantees was $4 million for the year ended December 31, 2011 and $5 million for the year ended December 31, 2010.

Unguaranteed Residual Value

($ in millions)

	Total		Estimated Run Out of 2011 Balance
	2010	2011	2012	2013	2014	2015 and Beyond
Sales-type and direct financing leases	$871	$745	$177	$194	$241	$132
Operating leases	328	296	121	97	64	14
Total unguaranteed residual value	$1,199	$1,041	$298	$291	$305	$146
Related original amount financed	$20,412	$18,635
Percentage	5.9%	5.6%

Debt

At December 31:	2011	2010
Debt-to-equity ratio	7.2x	7.0x

The company funds Global Financing through borrowings using a debt-to-equity ratio target of approximately 7 to 1. The debt used to fund Global Financing assets is composed of intercompany loans and external debt. The terms of the intercompany loans are set by the company to substantially match the term and currency underlying the financing receivable and are based on arm’s-length pricing. Both assets and debt are presented in the Global Financing Balance Sheet on page 64.

Global Financing provides funding predominantly for the company’s external clients assets, as well as for assets under contract by other IBM units. As previously stated, the company measures Global Financing as a stand-alone entity, and accordingly, interest expense relating to debt supporting Global Financing’s external client and internal business is included in the “Global Financing Results of Operations” on pages 63 and 64 and in note T, “Segment Information,” on pages 135 to 139.

In the company’s Consolidated Statement of Earnings on page 70, however, the external debt-related interest expense supporting Global Financing’s internal financing to the company is reclassified from cost of financing to interest expense.

The following table provides additional information on total company debt. In this table, intercompany activity includes internal loans and leases at arm’s-length pricing in support of Global Services’ long-term contracts and other internal activity. The company believes these assets should be appropriately leveraged in line with the overall Global Financing business model.

($ in millions)

	December 31, 2011		December 31, 2010
Global Financing Segment		$23,332		$22,823
Debt to support external clients	$20,051		$19,583
Debt to support internal clients	3,281		3,240
Non-Global Financing Segments		7,987		5,801
Debt supporting operations	11,269		9,041
Intercompany activity	(3,281)		(3,240)
Total company debt		$31,320		$28,624

Liquidity and Capital Resources

Global Financing is a segment of the company and therefore, is supported by the company’s overall liquidity position and access to capital markets. Cash generated by Global Financing was primarily deployed to pay intercompany payables and dividends to the company in order to maintain an appropriate debt-to-equity ratio.

Return on Equity

($ in millions)

At December 31:	2011	2010*
Numerator
Global Financing after-tax income (a)**	$1,338	$1,292
Denominator
Average Global Financing equity (b)+	$3,286	$3,145
Global Financing return on equity (a)/(b)	40.7%	41.1%

*                 Reclassified to conform with 2011 presentation.

**          Calculated based upon an estimated tax rate principally based on Global Financing’s geographic mix of earnings as IBM’s provision for income taxes is determined on a consolidated basis.

+               Average of the ending equity for Global Financing for the last five quarters.

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

As discussed on pages 65 and 66, Global Financing has historically been able to manage residual value risk both through insight into the company’s product cycles, as well as through its remarketing business.

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

Management conducted an evaluation of the effectiveness of internal control over financial reporting based on the framework in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this evaluation, management concluded that the company’s internal control over financial reporting was effective as of December 31, 2011.

/s/ VIRGINIA M. ROMETTY
Virginia M. Rometty
President and Chief Executive Officer
February 28, 2012

/s/ MARK LOUGHRIDGE
Mark Loughridge
Senior Vice President and Chief Financial Officer,
Finance and Enterprise Transformation
February 28, 2012

Report of Independent Registered Public Accounting Firm

International Business Machines Corporation and Subsidiary Companies

To the Stockholders and Board of Directors of International Business Machines Corporation:

In our opinion, the accompanying Consolidated Financial Statements appearing on pages 70 through 139 present fairly, in all material respects, the financial position of International Business Machines Corporation and its subsidiaries at December 31, 2011 and 2010 and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2011 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2011, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting appearing on page 68. Our responsibility is to express opinions on these financial statements and on the Company’s internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

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

/s/ PRICEWATERHOUSECOOPERS LLP
PricewaterhouseCoopers LLP
New York, New York
February 28, 2012

Consolidated Statement of Earnings

International Business Machines Corporation and Subsidiary Companies

($ in millions except per share amounts)

For the year ended December 31:	Notes	2011	2010	2009
Revenue
Services		$60,721	$56,868	$55,128
Sales		44,063	40,736	38,300
Financing		2,132	2,267	2,331
Total revenue		106,916	99,870	95,758
Cost
Services		40,740	38,383	37,146
Sales		14,973	14,374	13,606
Financing		1,065	1,100	1,220
Total cost		56,778	53,857	51,973
Gross profit		50,138	46,014	43,785
Expense and other income
Selling, general and administrative		23,594	21,837	20,952
Research, development and engineering	O	6,258	6,026	5,820
Intellectual property and custom development income		(1,108)	(1,154)	(1,177)
Other (income) and expense		(20)	(787)	(351)
Interest expense	D&J	411	368	402
Total expense and other income		29,135	26,291	25,647
Income before income taxes		21,003	19,723	18,138
Provision for income taxes	N	5,148	4,890	4,713
Net income		$15,855	$14,833	$13,425
Earnings per share of common stock
Assuming dilution	P	$13.06	$11.52	$10.01
Basic	P	$13.25	$11.69	$10.12
Weighted-average number of common shares outstanding
Assuming dilution		1,213,767,985	1,287,355,388	1,341,352,754
Basic		1,196,951,006	1,268,789,202	1,327,157,410

Amounts may not add due to rounding.

The accompanying notes on pages 76 through 139 are an integral part of the financial statements.

Consolidated Statement of Comprehensive Income

International Business Machines Corporation and Subsidiary Companies

($ in millions)

For the year ended December 31:	Notes	2011	2010	2009
Net income		$15,855	$14,833	$13,425
Other comprehensive income/(loss), before tax:
Foreign currency translation adjustments	L	(693)	712	1,675
Net changes related to available-for-sale securities	L
Unrealized gains/(losses) arising during the period		(14)	70	118
Reclassification of (gains)/losses to net income		(231)	0	64
Subsequent changes in previously impaired securities arising during the period		4	8	—
Total net changes related to available-for-sale securities		(241)	78	182
Unrealized gains/(losses) on cash flow hedges	L
Unrealized gains/(losses) arising during the period		(266)	371	(718)
Reclassification of (gains)/losses to net income		511	203	(94)
Total unrealized gains/(losses) on cash flow hedges		245	573	(812)
Retirement-related benefit plans	L
Prior service costs/(credits)		(28)	28	375
Net (losses)/gains arising during the period		(5,463)	(2,728)	1,433
Curtailments and settlements		11	10	(125)
Amortization of prior service (credits)/cost		(157)	(183)	(162)
Amortization of net gains/(losses)		1,847	1,249	1,105
Total retirement-related benefit plans		(3,790)	(1,624)	2,626
Other comprehensive income/(loss), before tax	L	(4,479)	(260)	3,671
Income tax (expense)/benefit related to items of other comprehensive income	L	1,339	348	(656)
Other comprehensive income/(loss)	L	(3,142)	87	3,015
Total comprehensive income		$12,713	$14,920	$16,440

Amounts may not add due to rounding.

The accompanying notes on pages 76 through 139 are an integral part of the financial statements.

Consolidated Statement of Financial Position

International Business Machines Corporation and Subsidiary Companies

($ in millions except per share amounts)

At December 31:	Notes	2011	2010
Assets
Current assets
Cash and cash equivalents		$11,922	$10,661
Marketable securities	D	0	990
Notes and accounts receivable—trade (net of allowances of $256 in 2011 and $324 in 2010)		11,179	10,834
Short-term financing receivables (net of allowances of $311 in 2011 and $342 in 2010)	F	16,901	16,257
Other accounts receivable (net of allowances of $11 in 2011 and $10 in 2010)		1,481	1,134
Inventories	E	2,595	2,450
Deferred taxes	N	1,601	1,564
Prepaid expenses and other current assets		5,249	4,226
Total current assets		50,928	48,116
Property, plant and equipment	G	40,124	40,289
Less: Accumulated depreciation	G	26,241	26,193
Property, plant and equipment—net	G	13,883	14,096
Long-term financing receivables (net of allowances of $38 in 2011 and $58 in 2010)	F	10,776	10,548
Prepaid pension assets	S	2,843	3,068
Deferred taxes	N	3,503	3,220
Goodwill	I	26,213	25,136
Intangible assets—net	I	3,392	3,488
Investments and sundry assets	H	4,895	5,778
Total assets		$116,433	$113,452
Liabilities and equity
Current liabilities
Taxes	N	$3,313	$4,216
Short-term debt	D&J	8,463	6,778
Accounts payable		8,517	7,804
Compensation and benefits		5,099	5,028
Deferred income		12,197	11,580
Other accrued expenses and liabilities		4,535	5,156
Total current liabilities		42,123	40,562
Long-term debt	D&J	22,857	21,846
Retirement and nonpension postretirement benefit obligations	S	18,374	15,978
Deferred income		3,847	3,666
Other liabilities	K	8,996	8,226
Total liabilities		96,197	90,279
Contingencies and commitments	M
Equity	L
IBM stockholders’ equity
Common stock, par value $.20 per share, and additional paid-in capital		48,129	45,418
Shares authorized: 4,687,500,000
Shares issued (2011–2,182,469,838; 2010–2,161,800,054)
Retained earnings		104,857	92,532
Treasury stock, at cost (shares: 2011–1,019,287,274; 2010–933,806,510)		(110,963)	(96,161)
Accumulated other comprehensive income/(loss)		(21,885)	(18,743)
Total IBM stockholders’ equity		20,138	23,046
Noncontrolling interests	A	97	126
Total equity		20,236	23,172
Total liabilities and equity		$116,433	$113,452

Amounts may not add due to rounding.

The accompanying notes on pages 76 through 139 are an integral part of the financial statements.

Consolidated Statement of Cash Flows

International Business Machines Corporation and Subsidiary Companies

($ in millions)

For the years ended December 31:	2011	2010	2009
Cash flows from operating activities
Net income	$15,855	$14,833	$13,425
Adjustments to reconcile net income to cash provided by operating activities
Depreciation	3,589	3,657	3,773
Amortization of intangibles	1,226	1,174	1,221
Stock-based compensation	697	629	558
Deferred taxes	1,212	1,294	1,773
Net (gain)/loss on asset sales and other	(342)	(801)	(395)
Change in operating assets and liabilities, net of acquisitions/divestitures
Receivables (including financing receivables)	(1,279)	(489)	2,131
Retirement related	(1,371)	(1,963)	(2,465)
Inventories	(163)	92	263
Other assets/other liabilities	(28)	949	319
Accounts payable	451	174	170
Net cash provided by operating activities	19,846	19,549	20,773
Cash flows from investing activities
Payments for property, plant and equipment	(4,108)	(4,185)	(3,447)
Proceeds from disposition of property, plant and equipment	608	770	330
Investment in software	(559)	(569)	(630)
Purchases of marketable securities and other investments	(1,594)	(6,129)	(5,604)
Proceeds from disposition of marketable securities and other investments	3,345	7,877	3,599
Non-operating finance receivables—net	(291)	(405)	(184)
Acquisition of businesses, net of cash acquired	(1,811)	(5,922)	(1,194)
Divestiture of businesses, net of cash transferred	14	55	400
Net cash used in investing activities	(4,396)	(8,507)	(6,729)
Cash flows from financing activities
Proceeds from new debt	9,996	8,055	6,683
Payments to settle debt	(8,947)	(6,522)	(13,495)
Short-term borrowings/(repayments) less than 90 days—net	1,321	817	(651)
Common stock repurchases	(15,046)	(15,375)	(7,429)
Common stock transactions—other	2,453	3,774	3,052
Cash dividends paid	(3,473)	(3,177)	(2,860)
Net cash used in financing activities	(13,696)	(12,429)	(14,700)
Effect of exchange rate changes on cash and cash equivalents	(493)	(135)	98
Net change in cash and cash equivalents	1,262	(1,522)	(558)
Cash and cash equivalents at January 1	10,661	12,183	12,741
Cash and cash equivalents at December 31	$11,922	$10,661	$12,183
Supplemental data
Income taxes paid—net of refunds received	$4,168	$3,238	$1,567
Interest paid on debt	$956	$951	$1,240
Capital lease obligations	$39	$30	$15

Amounts may not add due to rounding.

The accompanying notes on pages 76 through 139 are an integral part of the financial statements.

Consolidated Statement of Changes in Equity

International Business Machines Corporation and Subsidiary Companies

($ in millions)

	Common			Accumulated
	Stock and			Other	Total IBM	Non-
	Additional	Retained	Treasury	Comprehensive	Stockholders’	Controlling	Total
	Paid-In Capital	Earnings	Stock	Income/(Loss)	Equity	Interests	Equity
2009
Equity, January 1, 2009	$39,129	$70,353	$(74,171)	$(21,845)	$13,465	$119	$13,584
Net income plus other comprehensive income/(loss)
Net income		13,425			13,425		13,425
Other comprehensive income/(loss)				3,015	3,015		3,015
Total comprehensive income/(loss)					$16,440		$16,440
Cash dividends declared—common stock		(2,860)			(2,860)		(2,860)
Common stock issued under employee plans (30,034,808 shares)	3,011				3,011		3,011
Purchases (1,550,846 shares) and sales (6,408,265 shares) of treasury stock under employee plans—net		(19)	462		443		443
Other treasury shares purchased, not retired (68,650,727 shares)			(7,534)		(7,534)		(7,534)
Changes in other equity	(330)				(330)		(330)
Changes in noncontrolling interests						(1)	(1)
Equity, December 31, 2009	$41,810	$80,900	$(81,243)	$(18,830)	$22,637	$118	$22,755

Amounts may not add due to rounding.

The accompanying notes on pages 76 through 139 are an integral part of the financial statements.

($ in millions)

	Common			Accumulated
	Stock and			Other	Total IBM	Non-
	Additional	Retained	Treasury	Comprehensive	Stockholders’	Controlling	Total
	Paid-In Capital	Earnings	Stock	Income/(Loss)	Equity	Interests	Equity
2010
Equity, January 1, 2010	$41,810	$80,900	$(81,243)	$(18,830)	$22,637	$118	$22,755
Net income plus other comprehensive income/(loss)
Net income		14,833			14,833		14,833
Other comprehensive income/(loss)				87	87		87
Total comprehensive income/(loss)					$14,920		$14,920
Cash dividends declared—common stock		(3,177)			(3,177)		(3,177)
Common stock issued under employee plans (34,783,386 shares)	3,579				3,579		3,579
Purchases (2,334,932 shares) and sales (7,929,318 shares) of treasury stock under employee plans—net		(24)	501		477		477
Other treasury shares purchased, not retired (117,721,650 shares)			(15,419)		(15,419)		(15,419)
Changes in other equity	28				28		28
Changes in noncontrolling interests						8	8
Equity, December 31, 2010	$45,418	$92,532	$(96,161)	$(18,743)	$23,046	$126	$23,172

Amounts may not add due to rounding.

The accompanying notes on pages 76 through 139 are an integral part of the financial statements.

Consolidated Statement of Changes in Equity

International Business Machines Corporation and Subsidiary Companies

($ in millions)

	Common			Accumulated
	Stock and			Other	Total IBM	Non-
	Additional	Retained	Treasury	Comprehensive	Stockholders’	Controlling	Total
	Paid-In Capital	Earnings	Stock	Income/(Loss)	Equity	Interests	Equity
2011
Equity, January 1, 2011	$45,418	$92,532	$(96,161)	$(18,743)	$23,046	$126	$23,172
Net income plus other comprehensive income/(loss)
Net income		15,855			15,855		15,855
Other comprehensive income/(loss)				(3,142)	(3,142)		(3,142)
Total comprehensive income/(loss)					$12,713		$12,713
Cash dividends declared—common stock		(3,473)			(3,473)		(3,473)
Common stock issued under employee plans (20,669,785 shares)	2,394				2,394		2,394
Purchases (1,717,246 shares) and sales (4,920,198 shares) of treasury stock under employee plans—net		(56)	231		175		175
Other treasury shares purchased, not retired (88,683,716 shares)			(15,034)		(15,034)		(15,034)
Changes in other equity	317				317		317
Changes in noncontrolling interests						(29)	(29)
Equity, December 31, 2011	$48,129	$104,857	$(110,963)	$(21,885)	$20,138	$97	$20,236

Amounts may not add due to rounding.

The accompanying notes on pages 76 through 139 are an integral part of the financial statements.

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

Noncontrolling interest amounts in income of $6 million, $9 million and $5 million, net of tax, for the years ended December 31, 2011, 2010 and 2009, respectively, are included in the Consolidated Statement of Earnings within the other (income) and expense line item. Additionally, changes to noncontrolling interests in the Consolidated Statement of Changes in Equity were $(29) million, $8 million and $(1) million for the years ended December 31, 2011, 2010 and 2009, respectively.

Principles of Consolidation

The Consolidated Financial Statements include the accounts of IBM and its controlled subsidiaries, which are generally majority owned. Any noncontrolling interest in the equity of a subsidiary is reported in Equity in the Consolidated Statement of Financial Position. Net income and losses attributable to the noncontrolling interest is reported as described above in the Consolidated Statement of Earnings. The accounts of variable interest entities (VIEs) are included in the Consolidated Financial Statements, if required. Investments in business entities in which the company does not have control, but has the ability to exercise significant influence over operating and financial policies, are accounted for using the equity method and the company’s proportionate share of income or loss is recorded in other (income) and expense. The accounting policy for other investments in equity securities is described on page 85 within “Marketable Securities.” Equity investments in non-publicly traded entities are primarily accounted for using the cost method. All intercompany transactions and accounts have been eliminated in consolidation.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts of assets, liabilities, revenue, costs, expenses and other comprehensive income/(loss) that are reported in the Consolidated Financial Statements and accompanying disclosures. These estimates are based on management’s best knowledge of current events, historical experience, actions that the company may undertake in the future and on various other assumptions that are believed to be reasonable under the circumstances. As a result, actual results may be different from these estimates. See “Critical Accounting Estimates” on pages 58 to 61 for a discussion of the company’s critical accounting estimates.

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

Notes to Consolidated Financial Statements

International Business Machines Corporation and Subsidiary Companies

Multiple-Deliverable Arrangements

The company enters into revenue arrangements that may consist of multiple deliverables of its products and services based on the needs of its clients. These arrangements may include any combination of services, software, hardware and/or financing. For example, a client may purchase a server that includes operating system software. In addition, the arrangement may include post-contract support for the software and a contract for post-warranty maintenance service for the hardware. These types of arrangements can also include financing provided by the company. These arrangements consist of multiple deliverables, with the hardware and software delivered in one reporting period and the software support and hardware maintenance services delivered across multiple reporting periods. In another example, a client may outsource the running of its data-center operations to the company on a long-term, multiple-year basis and periodically purchase servers and/or software products from the company to upgrade or expand its facility. The outsourcing services are provided on a continuous basis across multiple reporting periods and the hardware and software products are delivered in one reporting period. To the extent that a deliverable in a multiple-deliverable arrangement is subject to specific guidance that deliverable is accounted for in accordance with such specific guidance. Examples of such arrangements may include leased hardware which is subject to specific leasing guidance or software which is subject to specific software revenue recognition guidance (see “Software” on page 78) on whether and/or how to separate multiple-deliverable arrangements into separate units of accounting (separability) and how to allocate the arrangement consideration among those separate units of accounting (allocation). For all other deliverables in multiple-deliverable arrangements, the guidance below is applied for separability and allocation. A multiple-deliverable arrangement is separated into more than one unit of accounting if the following criteria are met:

•                  The delivered item(s) has value to the client on a stand-alone basis; and

•                  If the arrangement includes a general right of return relative to the delivered item(s), delivery or performance of the undelivered item(s) is considered probable and substantially in the control of the company.

If these criteria are not met, the arrangement is accounted for as one unit of accounting which would result in revenue being recognized ratably over the contract term or being deferred until the earlier of when such criteria are met or when the last undelivered element is delivered. If these criteria are met for each element and there is a relative selling price for all units of accounting in an arrangement, the arrangement consideration is allocated to the separate units of accounting based on each unit’s relative selling price. The following revenue policies are then applied to each unit of accounting, as applicable.

Revenue from the company’s business analytics, smarter planet and cloud offerings follow the specific revenue recognition policies for multiple deliverable arrangements and for each major category of revenue depending on the type of offering which can be comprised of services, hardware and/or software.

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

The company performs ongoing profitability analyses of its services contracts accounted for under the POC method in order to determine whether the latest estimates of revenue, costs and profits require updating. If at any time these estimates indicate that the contract will be unprofitable, the entire estimated loss for the remainder of the contract is recorded immediately. For non-POC method service contracts, any losses are recorded as incurred.

In some services contracts, the company bills the client prior to recognizing revenue from performing the services. Deferred income of $7,363 million and $7,195 million at December 31, 2011 and 2010, respectively, is included in the Consolidated Statement of Financial Position. In other services contracts, the company performs the services prior to billing the client. Unbilled accounts receivable of $2,166 million and $2,244 million at December 31, 2011 and 2010, respectively, is included in notes and accounts receivable-trade in the Consolidated Statement of Financial Position.

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

Software

Revenue from perpetual (one-time charge) license software is recognized at the inception of the license term if all revenue recognition criteria have been met. Revenue from term (recurring license charge) license software is recognized on a subscription basis over the period that the client is entitled to use the license. Revenue from subscription and support, which includes unspecified upgrades on a when-and-if-available basis, is recognized on a straight-line basis over the period such items are delivered. In multiple-deliverable arrangements that include software that is more than incidental to the products or services as a whole (software multiple-deliverable arrangements), software and software-related elements are accounted for in accordance with software revenue recognition guidance. Software-related elements include software products and services for which a software deliverable is essential to its functionality. Tangible products containing software components and non-software components that function together to deliver the tangible product’s essential functionality are not within the scope of software revenue recognition guidance and are accounted for based on other applicable revenue recognition guidance.

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

When the company is unable to establish selling price using VSOE or TPE, the company uses BESP in its allocation of arrangement consideration. The objective of BESP is to determine the price at which the company would transact a sale if the product or service were sold on a stand-alone basis. Due to the fact that the company sells its products and services on a stand-alone basis, and therefore has established VSOE for its products and services offerings, the company uses BESP to determine the relative selling price for a product or service in a multiple-deliverable arrangement on an infrequent basis. An example of when BESP would be used is when the company sells a new product, for which VSOE and TPE does not yet exist, in a multiple-deliverable arrangement prior to selling the new product on a stand-alone basis.

Notes to Consolidated Financial Statements

International Business Machines Corporation and Subsidiary Companies

The company determines BESP by considering multiple factors including, but not limited to, overall market conditions, including geographic or regional specific factors, competitive positioning, competitor actions, internal costs, profit objectives and pricing practices. The determination of BESP is a formal process that includes review and approval by the company’s management. In addition, the company regularly reviews VSOE and TPE for its products and services, in addition to BESP.

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

Deferred services transition and setup costs were $2,589 million and $2,614 million at December 31, 2011 and 2010, respectively. Amortization expense of deferred services transition and setup costs is estimated at December 31, 2011 to be $844 million in 2012, $652 million in 2013, $477 million in 2014, $314 million in 2015 and $302 million thereafter.

Deferred amounts paid to clients in excess of the fair value of acquired assets used in outsourcing arrangements were $65 million and $78 million at December 31, 2011 and 2010, respectively. Amortization of deferred amounts paid to clients in excess of the fair value of acquired assets is recorded as an offset of revenue and is estimated at December 31, 2011 to be $25 million in 2012, $18 million in 2013, $16 million in 2014, $5 million in 2015 and $1 million thereafter. In situations in which an outsourcing contract is terminated, the terms of the contract may require the client to reimburse the company for the recovery of unbilled accounts receivable, unamortized deferred costs incurred to purchase specific assets utilized in the delivery of services and to pay any additional costs incurred by the company to transition the services.

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

The company capitalizes certain costs that are incurred to purchase or to create and implement internal-use software programs, including software coding, installation, testing and certain data conversions. These capitalized costs are amortized on a straight-line basis over periods up to two years and are recorded in selling, general and administrative expense. See note I, “Intangible Assets Including Goodwill,” on pages 105 and 106.

Product Warranties

The company offers warranties for its hardware products that generally range up to three years, with the majority being either one or three years. Estimated costs for warranty terms standard to the deliverable are recognized when revenue is recorded for the related deliverable. The company estimates its warranty costs standard to the deliverable based on historical warranty claim experience and applies this estimate to the revenue stream for products under warranty. Estimated future costs for warranties applicable to revenue recognized in the current period are charged to cost of revenue. The warranty liability is reviewed quarterly to verify that it properly reflects the remaining obligation based on the anticipated expenditures over the balance of the obligation period. Adjustments are made when actual warranty claim experience differs from estimates. Costs from fixed-price support or maintenance contracts, including extended warranty contracts, are recognized as incurred.

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

Standard Warranty Liability

($ in millions)

	2011	2010
Balance at January 1	$375	$316
Current period accruals	435	407
Accrual adjustments to reflect actual experience	18	69
Charges incurred	(420)	(418)
Balance at December 31	$407	$375

Extended Warranty Liability (Deferred Income)

($ in millions)

	2011	2010
Balance at January 1	$670	$665
Revenue deferred for new extended warranty contracts	314	329
Amortization of deferred revenue	(330)	(301)
Other*	(19)	(22)
Balance at December 31	$636	$670
Current portion	$301	$315
Noncurrent portion	335	355
Balance at December 31	$636	$670

* Other consists primarily of foreign currency translation adjustments.

Shipping and Handling

Costs related to shipping and handling are recognized as incurred and included in cost in the Consolidated Statement of Earnings.

Expense and Other Income

Selling, General and Administrative

Selling, general and administrative (SG&A) expense is charged to income as incurred. Expenses of promoting and selling products and services are classified as selling expense and include such items as compensation, advertising, sales commissions and travel. General and administrative expense includes such items as compensation, office supplies, non-income taxes, insurance and office rental. In addition, general and administrative expense includes other operating items such as an allowance for credit losses, workforce rebalancing accruals for contractually obligated payments to employees terminated in the ongoing course of business, acquisition costs related to business combinations, amortization of certain intangible assets and environmental remediation costs.

Advertising and Promotional Expense

The company expenses advertising and promotional costs when incurred. Cooperative advertising reimbursements from vendors are recorded net of advertising and promotional expense in the period in which the related advertising and promotional expense is incurred. Advertising and promotional expense, which includes media, agency and promotional expense, was $1,373 million, $1,337 million and $1,255 million in 2011, 2010 and 2009, respectively, and is recorded in SG&A expense in the Consolidated Statement of Earnings.

Research, Development and Engineering

Research, development and engineering (RD&E) costs are expensed as incurred. Software costs that are incurred to produce the finished product after technological feasibility has been established are capitalized as an intangible asset. See “Software Costs” on page 79.

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

Notes to Consolidated Financial Statements

International Business Machines Corporation and Subsidiary Companies

Business Combinations and Intangible Assets Including Goodwill

The company accounts for business combinations using the acquisition method and accordingly, the identifiable assets acquired, the liabilities assumed, and any noncontrolling interest in the acquiree are recorded at their acquisition date fair values. Goodwill represents the excess of the purchase price over the fair value of net assets, including the amount assigned to identifiable intangible assets. The primary drivers that generate goodwill are the value of synergies between the acquired entities and the company and the acquired assembled workforce, neither of which qualifies as an identifiable intangible asset. Identifiable intangible assets with finite lives are amortized over their useful lives. Amortization of completed technology is recorded in cost, and amortization of all other intangible assets is recorded in SG&A expense. See note C, “Acquisitions/Divestitures,” on pages 89 to 93 and note I, “Intangible Assets Including Goodwill,” on pages 105 and 106, for additional information. Acquisition-related costs, including advisory, legal, accounting, valuation and other costs, are expensed in the periods in which the costs are incurred. The results of operations of acquired businesses are included in the Consolidated Financial Statements from the acquisition date.

Impairment

Long-lived assets, other than goodwill, are tested for impairment based on undiscounted cash flows and, if impaired, written down to fair value based on either discounted cash flows or appraised values. Goodwill is tested annually, in the fourth quarter, for impairment, or sooner when circumstances indicate an impairment may exist, using a qualitative analysis at the reporting unit level. A reporting unit is the operating segment, or a business, which is one level below that operating segment (the “component” level) if discrete financial information is prepared and regularly reviewed by management at the segment level. Components are aggregated as a single reporting unit if they have similar economic characteristics.

Depreciation and Amortization

Property, plant and equipment are carried at cost and depreciated over their estimated useful lives using the straight-line method. The estimated useful lives of certain depreciable assets are as follows: buildings, 30 to 50 years; building equipment, 10 to 20 years; land improvements, 20 years; plant, laboratory and office equipment, 2 to 20 years; and computer equipment, 1.5 to 5 years. Leasehold improvements are amortized over the shorter of their estimated useful lives or the related lease term, rarely exceeding 25 years.

Capitalized software costs incurred or acquired after technological feasibility has been established are amortized over periods ranging up to 3 years. Capitalized costs for internal-use software are amortized on a straight-line basis over periods up to 2 years. (See “Software Costs” on page 79 for additional information). Other intangible assets are amortized over periods between 1 and 7 years.

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

Defined Benefit Pension and Nonpension Postretirement Benefit Plans

The funded status of the company’s defined benefit pension plans and nonpension postretirement benefit plans (retirement-related benefit plans) is recognized in the Consolidated Statement of Financial Position. The funded status is measured as the difference between the fair value of plan assets and the benefit obligation at December 31, the measurement date. For defined benefit pension plans, the benefit obligation is the projected benefit obligation (PBO), which represents the actuarial present value of benefits expected to be paid upon retirement based on employee services already rendered and estimated future compensation levels. For the nonpension postretirement benefit plans, the benefit obligation is the accumulated postretirement benefit obligation (APBO), which represents the actuarial present value of postretirement benefits attributed to employee services already rendered. The fair value of plan assets represents the current market value of cumulative company and participant contributions made to an irrevocable trust fund, held for the sole benefit of participants, which are invested by the trust fund. Overfunded plans, with the fair value of plan assets exceeding the benefit obligation, are aggregated and recorded as a prepaid pension asset equal to this excess. Underfunded plans, with the benefit obligation exceeding the fair value of plan assets, are aggregated and recorded as a retirement and nonpension postretirement benefit obligation equal to this excess.

The current portion of the retirement and nonpension post-retirement benefit obligations represents the actuarial present value of benefits payable in the next 12 months exceeding the fair value of plan assets, measured on a plan-by-plan basis. This obligation is recorded in compensation and benefits in the Consolidated Statement of Financial Position.

Notes to Consolidated Financial Statements

International Business Machines Corporation and Subsidiary Companies

Net periodic pension and nonpension postretirement benefit cost/(income) is recorded in the Consolidated Statement of Earnings and includes service cost, interest cost, expected return on plan assets, amortization of prior service costs/(credits) and (gains)/losses previously recognized as a component of other comprehensive income/(loss) and amortization of the net transition asset remaining in accumulated other comprehensive income/(loss). Service cost represents the actuarial present value of participant benefits earned in the current year. Interest cost represents the time value of money cost associated with the passage of time. Certain events, such as changes in the employee base, plan amendments and changes in actuarial assumptions, result in a change in the benefit obligation and the corresponding change in other comprehensive income/(loss). The result of these events is amortized as a component of net periodic cost/(income) over the service lives or life expectancy of the participants, depending on the plan, provided such amounts exceed thresholds which are based upon the benefit obligation or the value of plan assets. Net periodic cost/(income) is recorded in cost, SG&A and RD&E in the Consolidated Statement of Earnings based on the employees’ respective function.

(Gains)/losses and prior service costs/(credits) not recognized as a component of net periodic cost/(income) in the Consolidated Statement of Earnings as they arise are recognized as a component of other comprehensive income in the Consolidated Statement of Comprehensive Income. Those (gains)/losses and prior service costs/(credits) are subsequently recognized as a component of net periodic cost/(income) pursuant to the recognition and amortization provisions of applicable accounting guidance. (Gains)/losses arise as a result of differences between actual experience and assumptions or as a result of changes in actuarial assumptions. Prior service costs/(credits) represent the cost of benefit changes attributable to prior service granted in plan amendments.

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

Defined Contribution Plans

The company’s contribution for defined contribution plans is recorded when the employee renders service to the company, essentially coinciding with the cash contributions to the plans. The charge is recorded in cost, SG&A and RD&E in the Consolidated Statement of Earnings based on the employees’ respective function.

Stock-Based Compensation

Stock-based compensation represents the cost related to stock-based awards granted to employees. The company measures stock-based compensation cost at the grant date, based on the estimated fair value of the award and recognizes the cost on a straight-line basis (net of estimated forfeitures) over the employee requisite service period. The company estimates the fair value of stock options using a Black-Scholes valuation model. The company also grants its employees Restricted Stock Units (RSUs), including Retention Restricted Stock Units (RRSUs), and Performance Share Units (PSUs). RSUs are stock awards granted to employees that entitle the holder to shares of common stock as the award vests, typically over a one-to five-year period. The fair value of the awards is determined and fixed on the grant date based on the company’s stock price, adjusted for the exclusion of dividend equivalents. All stock-based compensation cost is recorded in cost, SG&A, and RD&E in the Consolidated Statement of Earnings based on the employees’ respective function.

The company records deferred tax assets for awards that result in deductions on the company’s income tax returns, based on the amount of compensation cost recognized and the statutory tax rate in the jurisdiction in which it will receive a deduction. Differences between the deferred tax assets recognized for financial reporting purposes and the actual tax deduction reported on the income tax return are recorded in additional paid-in capital (if the tax deduction exceeds the deferred tax asset) or in the Consolidated Statement of Earnings (if the deferred tax asset exceeds the tax deduction and no additional paid-in capital exists from previous awards). See note R, “Stock-Based Compensation,” on pages 118 to 121 for additional information.

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

Notes to Consolidated Financial Statements

International Business Machines Corporation and Subsidiary Companies

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

Translation of Non-U.S. Currency Amounts

Assets and liabilities of non-U.S. subsidiaries that have a local functional currency are translated to United States (U.S.) dollars at year-end exchange rates. Translation adjustments are recorded in other comprehensive income. Income and expense items are translated at weighted-average rates of exchange prevailing during the year.

Inventories, property, plant and equipment—net and other non-monetary assets and liabilities of non-U.S. subsidiaries and branches that operate in U.S. dollars are translated at the approximate exchange rates prevailing when the company acquired the assets or liabilities. All other assets and liabilities denominated in a currency other than U.S. dollars are translated at year-end exchange rates with the transaction gain or loss recognized in other (income) and expense. Cost of sales and depreciation are translated at historical exchange rates. All other income and expense items are translated at the weighted-average rates of exchange prevailing during the year. These translation gains and losses are included in net income for the period in which exchange rates change.

Derivative Financial Instruments

All derivatives are recognized in the Consolidated Statement of Financial Position at fair value and are reported in prepaid expenses and other current assets, investments and sundry assets, other accrued expenses and liabilities or other liabilities. Classification of each derivative as current or noncurrent is based upon whether the maturity of the instrument is less than or greater than 12 months. To qualify for hedge accounting, the company requires that the instruments be effective in reducing the risk exposure that they are designated to hedge. For instruments that hedge cash flows, hedge designation criteria also require that it be probable that the underlying transaction will occur. Instruments that meet established accounting criteria are formally designated as hedges. These criteria demonstrate that the derivative is expected to be highly effective at offsetting changes in fair value or cash flows of the underlying exposure both at inception of the hedging relationship and on an ongoing basis. The method of assessing hedge effectiveness and measuring hedge ineffectiveness is formally documented at hedge inception. The company assesses hedge effectiveness and measures hedge ineffectiveness at least quarterly throughout the designated hedge period.

Where the company applies hedge accounting, the company designates each derivative as a hedge of: (1) the fair value of a recognized financial asset or liability or of an unrecognized firm commitment (fair value hedge attributable to interest rate or foreign currency risk); (2) the variability of anticipated cash flows of a forecasted transaction or the cash flows to be received or paid related to a recognized financial asset or liability (cash flow hedge attributable to interest rate or foreign currency risk); or (3) a hedge of a long-term investment (net investment hedge) in a foreign operation. In addition, the company may enter into derivative contracts that economically hedge certain of its risks, even though hedge accounting does not apply or the company elects not to apply hedge accounting. In these cases, there exists a natural hedging relationship in which changes in the fair value of the derivative, which are recognized currently in net income, act as an economic offset to changes in the fair value of the underlying hedged item(s).

Changes in the fair value of a derivative that is designated as a fair value hedge, along with offsetting changes in the fair value of the underlying hedged exposure, are recorded in earnings each period. For hedges of interest rate risk, the fair value adjustments are recorded as adjustments to interest expense and cost of financing in the Consolidated Statement of Earnings. For hedges of currency risk associated with recorded financial assets or liabilities, derivative fair value adjustments are recognized in other (income) and expense in the Consolidated Statement of Earnings. Changes in the fair value of a derivative that is designated as a cash flow hedge are recorded, net of applicable taxes, in other comprehensive income, in the Consolidated Statement of Comprehensive Income. When net income is affected by the variability of the underlying cash flow, the applicable offsetting amount of the gain or loss from the derivative that is deferred in equity is released to net income and reported in interest expense, cost, SG&A expense or other (income) and expense in the Consolidated Statement of Earnings based on the nature of the underlying cash flow hedged. Effectiveness for net investment hedging derivatives is measured on a spot-to-spot basis. The effective portion of changes in the fair value of net investment hedging derivatives and other non-derivative financial instruments designated as net investment hedges are recorded as foreign currency translation adjustments in other comprehensive income. Changes in the fair value of the portion of a net investment hedging derivative excluded from the effectiveness assessment are recorded in interest expense. If the underlying hedged item in a fair value hedge ceases to exist, all changes in the fair value of the derivative are included in net income each period until the instrument matures. When the derivative transaction ceases to exist, a hedged asset or liability is no longer adjusted for changes in its fair value except as required under other relevant accounting standards. Derivatives that are not designated as hedges, as well as changes in the fair value of derivatives that do not effectively offset changes in the fair value of the underlying hedged item throughout the designated hedge period (collectively, “ineffectiveness”), are recorded in net income each period and are reported in other (income) and expense. When a cash flow hedging relationship is discontinued, the net gain or loss in accumulated other comprehensive income must generally remain

Notes to Consolidated Financial Statements

International Business Machines Corporation and Subsidiary Companies

in accumulated other comprehensive income/(loss) in the Consolidated Statement of Changes in Equity until the item that was hedged affects earnings. However, when it is probable that a forecasted transaction will not occur by the end of the originally specified time period or within an additional two-month period thereafter, the net gain or loss in accumulated other comprehensive income must be reclassified into earnings immediately. The company reports cash flows arising from derivative financial instruments designated as fair value or cash flow hedges consistent with the classification of cash flows from the underlying hedged items that these derivatives are hedging. Accordingly, the cash flows associated with derivatives designated as fair value or cash flow hedges are classified in cash flows from operating activities in the Consolidated Statement of Cash Flows. Cash flows from derivatives designated as net investment hedges and derivatives that do not qualify as hedges are reported in cash flows from investing activities. For currency swaps designated as hedges of foreign currency denominated debt (included in the company’s debt risk management program as addressed in note D. “Financial Instruments,” on pages 96 to 100), cash flows directly associated with the settlement of the principal element of these swaps are reported in payments to settle debt in cash flows from financing activities in the Consolidated Statement of Cash Flows.

Financial Instruments

In determining the fair value of its financial instruments, the company uses a variety of methods and assumptions that are based on market conditions and risks existing at each balance sheet date. Refer to note D, “Financial Instruments,” on pages 93 to 96 for further information. All methods of assessing fair value result in a general approximation of value, and such value may never actually be realized.

Fair Value Measurement

Accounting guidance defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Under this guidance, the company is required to classify certain assets and liabilities based on the following fair value hierarchy:

•                  Level 1—Quoted prices in active markets that are unadjusted and accessible at the measurement date for identical, unrestricted assets or liabilities;

•                  Level 2—Quoted prices for identical assets and liabilities in markets that are not active, quoted prices for similar assets and liabilities in active markets or financial instruments for which significant inputs are observable, either directly or indirectly; and

•                  Level 3—Prices or valuations that require inputs that are both significant to the fair value measurement and unobservable, including the company’s own assumptions in determining fair value.

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

Certain financial assets are measured at fair value on a nonrecurring basis. These assets include equity method investments that are recognized at fair value at the end of the period to the extent that they are deemed to be other-than-temporarily impaired. Certain assets that are measured at fair value on a recurring basis can be subject to nonrecurring fair value measurements. These assets include public cost method investments that are deemed to be other-than-temporarily impaired. In the event of an other-than-temporary impairment of a financial instrument, fair value is measured using a model described above.

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

Marketable Securities

Debt securities included in current assets represent securities that are expected to be realized in cash within one year of the balance sheet date. Long-term debt securities that are not expected to be realized in cash within one year and alliance equity securities are included in investments and sundry assets. Debt and marketable equity securities are considered available for sale and are reported at fair value with unrealized gains and losses, net of applicable taxes, recorded in other comprehensive income/(loss). The realized gains and losses for available-for-sale securities are included in other (income) and expense in the Consolidated Statement of Earnings. Realized gains and losses are calculated based on the specific identification method.

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

Financing Receivables

Financing receivables include sales-type leases, direct financing leases and loans. Leases are accounted for in accordance with lease accounting standards. Loan receivables are financial assets recorded at amortized cost which approximates fair value. The company determines its allowances for credit losses on financing receivables based on two portfolio segments: lease receivables and loan receivables (see note F, “Financing Receivables,” on pages 101 to 104). The company further segments the portfolio via two classes: major markets and growth markets.

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

Individually Evaluated—The company reviews all financing receivables considered at risk on a quarterly basis. The review primarily consists of an analysis based upon current information available about the customer, such as financial statements, news reports, published credit ratings, current market-implied credit analysis, as well as the current economic environment, collateral net of repossession cost and prior collection history. For loans that are collateral dependent, impairment is measured using the fair value of the collateral when foreclosure is probable. Using this information, the company determines the expected cash flow for the receivable and calculates an estimate of the potential loss and the probability of loss. For those accounts in which the loss is probable, the company records a specific reserve.

Notes to Consolidated Financial Statements

International Business Machines Corporation and Subsidiary Companies

Collectively Evaluated—The company records an unallocated reserve that is calculated by applying a reserve rate to its different portfolios, excluding accounts that have been specifically reserved. This reserve rate is based upon credit rating, probability of default, term, characteristics (lease/loan), and loss history. Factors that could result in actual receivable losses that are materially different from the estimated reserve include sharp changes in the economy, or a significant change in the economic health of a particular customer that represents a concentration in the company’s receivables portfolio.

Other Credit Related Policies

Non-Accrual—Certain receivables for which the company has recorded a specific reserve may also be placed on non-accrual status. Non-accrual assets are those receivables (impaired loans or nonperforming leases) with specific reserves and other accounts for which it is likely that the company will be unable to collect all amounts due according to original terms of the lease or loan agreement. Income recognition is discontinued on these receivables. Cash collections are first applied as a reduction to principal outstanding. Any cash received in excess of principal payments outstanding is recognized as interest income. Receivables may be removed from non-accrual status, if appropriate, based upon changes in client circumstances.

Write Off—Receivable losses are charged against the allowance when management believes the uncollectibility of the receivable is confirmed. Subsequent recoveries, if any, are credited to the allowance.

Past Due—The company views receivables as past due when payment has not been received after 90 days, measured from the original billing date.

Impaired Loans—As stated above, the company evaluates all financing receivables considered at-risk, including loans, for impairment on a quarterly basis. The company considers any loan with an individually evaluated reserve as an impaired loan. Depending on the level of impairment, loans will also be placed on non-accrual status as appropriate. Client loans are primarily for software and services and are unsecured. These loans are subjected to credit analysis to evaluate the associated risk and, when deemed necessary, actions are taken to mitigate risks in the loan agreements which include covenants to protect against credit deterioration during the life of the obligation.

Estimated Residual Values of Lease Assets

The recorded residual values of lease assets are estimated at the inception of the lease to be the expected fair value of the assets at the end of the lease term. The company periodically reassesses the realizable value of its lease residual values. Any anticipated increases in specific future residual values are not recognized before realization through remarketing efforts. Anticipated decreases in specific future residual values that are considered to be other-than-temporary are recognized immediately upon identification and are recorded as an adjustment to the residual value estimate. For sales-type and direct-financing leases, this reduction lowers the recorded net investment and is recognized as a loss charged to financing income in the period in which the estimate is changed, as well as an adjustment to unearned income to reduce future-period financing income.

Common Stock

Common stock refers to the $.20 par value per share capital stock as designated in the company’s Certificate of Incorporation. Treasury stock is accounted for using the cost method. When treasury stock is reissued, the value is computed and recorded using a weighted-average basis.

Earnings Per Share of Common Stock

Earnings per share (EPS) is computed using the two-class method. The two-class method determines EPS for each class of common stock and participating securities according to dividends and dividend equivalents and their respective participation rights in undistributed earnings. Basic EPS of common stock is computed by dividing net income by the weighted-average number of common shares outstanding for the period. Diluted EPS of common stock is computed on the basis of the weighted-average number of shares of common stock plus the effect of dilutive potential common shares outstanding during the period using the treasury stock method. Dilutive potential common shares include outstanding stock options, stock awards and convertible notes. See note P, “Earnings Per Share of Common Stock,” on page 117 for additional information.

Note B.

Accounting Changes

New Standards to be Implemented

In May 2011, the Financial Accounting Standards Board (FASB) issued amended guidance and disclosure requirements for fair value measurements. These amendments are not expected to have a material impact on the consolidated financial results. These changes were effective January 1, 2012 on a prospective basis.

Standards Implemented

In September 2011, the FASB issued additional disclosure requirements for entities which participate in multi-employer pension plans. The purpose of the new disclosures is to provide financial statement users with information about an employer’s level of participation in these plans and the financial health of significant plans. The new disclosures are effective for the full year 2011 financial statements. The company does not participate in any material multi-employer plans. There was no impact in the consolidated financial results as the changes relate only to additional disclosures.

In September 2011, the FASB issued amended guidance that simplified how entities test goodwill for impairment. After an assessment of certain qualitative factors, if it is determined to be more likely than not that the fair value of a reporting unit is less than its carrying amount, entities must perform the quantitative analysis of the goodwill impairment test. Otherwise, the quantitative test(s) become optional. The guidance was effective January 1, 2012 with early adoption permitted. The company elected to adopt this guidance for the 2011 goodwill impairment test performed in the fourth quarter. There was no impact in the consolidated financial results.

Notes to Consolidated Financial Statements

International Business Machines Corporation and Subsidiary Companies

In June 2011, the FASB issued amended disclosure requirements for the presentation of other comprehensive income (OCI) and accumulated other comprehensive income (AOCI). OCI is comprised of costs, expenses, gains and losses that are included in comprehensive income but excluded from net income, and AOCI comprises the aggregated balances of OCI in equity. The amended guidance eliminated the option to present period changes (OCI) as part of the Statement of Changes in Equity. Under the amended guidance, all period changes (OCI) are to be presented either in a single continuous statement of comprehensive income, or in two separate but consecutive financial statements. Only summary totals are to be included in the AOCI section of the Statement of Changes in Equity. In December 2011, the FASB deferred the requirement to present reclassifications from AOCI on the face of the Consolidated Statement of Earnings. The changes were effective January 1, 2012 with early adoption permitted. The company elected to early adopt the two-statement approach effective with its full year 2011 financial statements. There was no impact in the consolidated financial results as the amendments related only to changes in financial statement presentation. See note L, “Equity Activity,” on pages 110 and 112 for tax impacts related to individual items of OCI and a detailed presentation of the components of AOCI included in the Statement of Changes in Equity.

In December 2010, the FASB issued amended guidance to clarify the acquisition date that should be used for reporting pro-forma financial information for business combinations. If comparative financial statements are presented, the pro-forma revenue and earnings of the combined entity for the comparable prior reporting period should be reported as though the acquisition date for all business combinations that occurred during the current year had been completed as of the beginning of the comparable prior annual reporting period. The amendments in this guidance became effective prospectively for business combinations for which the acquisition date was on or after January 1, 2011. There was no impact in the consolidated financial results as the amendments relate only to additional disclosures. In addition, the company had no acquisitions which required pro-forma financial information.

In December 2010, the FASB issued amendments to the guidance on goodwill impairment testing. The amendments modify step 1 of the goodwill impairment test for reporting units with zero or negative carrying amounts. For those reporting units, an entity is required to perform step 2 of the goodwill impairment test if it is more likely than not that a goodwill impairment exists. In making that determination, an entity should consider whether there are any adverse qualitative factors indicating that impairment may exist. The amendments were effective January 1, 2011 and did not have an impact in the Consolidated Financial Statements.

In July 2010, the FASB issued amendments to the disclosure requirements about the credit quality of financing receivables and the allowance for credit losses. The purpose of the additional disclosures is to enable users of financial statements to better understand the nature of credit risk inherent in an entity’s portfolio of financing receivables and how that risk is analyzed. For end-of-period balances, the new disclosures were required to be made in all interim and annual periods ending on or after December 15, 2010. For activity during a reporting period, the disclosures were required to be included in all interim and annual periods after January 1, 2011. In January 2011, the FASB temporarily deferred the disclosures regarding troubled debt restructurings which were included in the disclosure requirements of this amendment. In April 2011, the FASB issued additional guidance and clarifications to help creditors in determining whether a creditor has granted a concession, and whether a debtor is experiencing financial difficulties for purposes of determining whether a restructuring constitutes a troubled debt restructuring. The new guidance and the previously deferred disclosures became effective July 1, 2011 applied retrospectively to January 1, 2011. Prospective application was required for any new impairments identified as a result of this guidance. These changes did not have a material impact in the Consolidated Financial Statements.

In January 2010, the FASB issued additional disclosure requirements for fair value measurements. According to the guidance, the fair value hierarchy disclosures should be disaggregated by class of assets and liabilities. A class is often a subset of assets or liabilities within a line item in the statement of financial position. In addition, significant transfers between Levels 1 and 2 of the fair value hierarchy are required to be disclosed. These additional requirements became effective January 1, 2010 for quarterly and annual reporting. These amendments did not have an impact in the consolidated financial results as this guidance relates only to additional disclosures. Certain disclosure requirements relating to fair value measurements using significant unobservable inputs (Level 3) were deferred until January 1, 2011. These additional requirements did not have an impact in the consolidated financial results as they related only to additional disclosures.

In October 2009, the FASB issued amended revenue recognition guidance for arrangements with multiple deliverables. The new guidance requires the use of management’s best estimate of selling price (BESP) for the deliverables in an arrangement when VSOE, vendor objective evidence (VOE) or TPE of the selling price is not available. In addition, excluding specific software revenue recognition guidance, the residual method of allocating arrangement consideration is no longer permitted, and an entity is required to allocate arrangement consideration using the relative selling price method. In accordance with the guidance, the company elected to early adopt its provisions as of January 1, 2010 on a prospective basis for all new or materially modified arrangements entered into on or after that date. The adoption of this guidance did not have a material impact in the Consolidated Financial Statements.

Also, in October 2009, the FASB issued guidance which amended the scope of existing software revenue recognition guidance. Tangible products containing software components and non-software components that function together to deliver the tangible product’s essential functionality are no longer within the scope of software revenue recognition guidance and are accounted for based on other applicable revenue recognition guidance. In addition, the amendments require that hardware components of a tangible product containing software components are always excluded from the software revenue recognition guidance. This guidance had to be adopted in the same period that the company

Notes to Consolidated Financial Statements
International Business Machines Corporation and Subsidiary Companies

adopted the amended guidance for arrangements with multiple deliverables described in the preceding paragraph. Therefore, the company elected to early adopt this guidance as of January 1, 2010 on a prospective basis for all new or materially modified arrangements entered into on or after that date. The adoption of this guidance did not have a material impact in the Consolidated Financial Statements.

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

On January 1, 2009, the company adopted the revised FASB guidance regarding business combinations which was required to be applied to business combinations on a prospective basis. The revised guidance required that the acquisition method of accounting be applied to a broader set of business combinations, amended the definition of a business combination, provided a definition of a business, required an acquirer to recognize an acquired business at its fair value at the acquisition date, and required the assets and liabilities assumed in a business combination to be measured and recognized at their fair values as of the acquisition date (with limited exceptions). There was no impact upon adoption and the effects of this guidance depend on the nature and significance of business combinations occurring after the effective date.

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

Notes to Consolidated Financial Statements
International Business Machines Corporation and Subsidiary Companies

Note C.

Acquisitions/Divestitures

Acquisitions

2011

In 2011, the company completed five acquisitions of privately held companies at an aggregate cost of $1,849 million.

These acquisitions were completed as follows: in the second quarter, TRIRIGA, Inc. (TRIRIGA); and in the fourth quarter, i2, Algorithmics, Inc. (Algorithmics), Q1 Labs and Curam Software Ltd. (Curam Software). TRIRIGA was integrated into the Software and Global Business Services (GBS) segments upon acquisition. All other acquisitions were integrated into the Software segment upon acquisition. All acquisitions reflected 100 percent ownership of the acquired companies.

The table below reflects the purchase price related to these acquisitions and the resulting purchase price allocations as of December 31, 2011.

2011 Acquisitions

($ in millions)

	Amortization	Total
	Life (in Years)	Acquisitions
Current assets		$251
Fixed assets/noncurrent assets		88
Intangible assets
Goodwill	N/A	1,291
Completed technology	7	320
Client relationships	7	222
Patents/trademarks	1 to 7	17
Total assets acquired		2,190
Current liabilities		(191)
Noncurrent liabilities		(150)
Total liabilities assumed		(341)
Total purchase price		$1,849

N/A—Not applicable

TRIRIGA is a provider of facility and real estate management software solutions, which help clients make strategic decisions regarding space usage, evaluate alternative real estate initiatives, generate higher returns from capital projects and assess environmental impact investments. The acquisition adds advanced real estate intelligence to the company’s smarter buildings initiative. i2 expands the company’s big data analytics software for smarter cities by helping both public and private entities in government, law enforcement, retail, insurance and other industries access and analyze information they need to address crime, fraud and security threats. Algorithmics provides software and services for improved business insights at financial and insurance institutions to assess risk and address regulatory challenges. Q1 Labs is a provider of security intelligence software and will accelerate efforts to help clients more intelligently secure their enterprises by applying analytics to correlate information from key security domains and creating security dashboards for their organizations. Curam Software is a provider of software and services which help governments improve the efficiency, effectiveness and accessibility of social programs for smarter cities.

Purchase price consideration for all acquisitions as reflected in the table above, is paid primarily in cash. All acquisitions are reported in the Consolidated Statement of Cash Flows net of acquired cash and cash equivalents. The overall weighted-average life of the indentified intangible assets acquired is 6.9 years. These identified intangible assets will be amortized on a straight-line basis over their useful lives. Goodwill of $1,291 million has been assigned to the Software ($1,277 million) and GBS ($14 million) segments. It is expected that approximately 25 percent of the goodwill will be deductible for tax purposes.

Notes to Consolidated Financial Statements

International Business Machines Corporation and Subsidiary Companies

On January 9, 2012, the company announced it had completed the acquisition of Platform Computing, a privately held company headquartered in Toronto, Ontario, Canada. Platform Computing is a global leader in cluster and grid management software for distributed computing environments. At the date of issuance of the financial statements, the initial purchase accounting was not complete for the Platform Computing acquisition.

On January 11, 2012, the company announced it had completed the acquisition of Green Hat, a privately held company jointly head-quartered in London, England and Wilmington, Delaware. Green Hat helps customers improve the quality of software application by enabling developers to leverage cloud computing technologies to conduct testing on a software application prior to its delivery. At the date of issuance of the financial statements, the initial purchase accounting was not complete for the Green Hat acquisition

On February 1, 2012, the company announced that it had completed the acquisition of Emptoris Inc., a privately held company based in Burlington, Massachusetts. Emptoris is a leading provider of cloud and on-premise analytics software that brings more intelligence to procurement and supply chain operations with spend, supplier and contract management for Smarter Commerce. At the date of issuance of the financial statements, the initial purchase accounting was not completed for the Emptoris acquisition.

On February 10, 2012, the company completed the acquisition of Worklight, a privately held company based in Israel. Worklight is a leading provider of mobile software for smartphones and tablets and will become an important part of the company’s mobility strategy. At the date of issuance of the financial statements, the initial purchase accounting was not completed for the Worklight acquisition.

On February 15, 2012, the company announced that it had completed the acquisition of DemandTec, a public company based in San Mateo, California. DemandTec delivers cloud-based analytics software that enables businesses to examine different customer buying scenarios, both online and in-store. At the date of issuance of the financial statements, the initial purchase accounting was not completed for the DemandTec acquisition.

2010

In 2010, the company completed 17 acquisitions at an aggregate cost of $6,538 million.

Netezza Corporation (Netezza)—On November 10, 2010, the company completed the acquisition of 100 percent of Netezza, for cash consideration of $1,847 million. Netezza will expand the company’s business analytics initiatives to help clients gain faster insights into their business information, with increased performance at a lower cost of ownership. Netezza was integrated into the Software segment upon acquisition, and goodwill, as reflected in the table on page 91, was entirely assigned to the Software segment. It is expected that none of the goodwill will be deductible for tax purposes. The overall weighted average useful life of the identified intangible assets acquired is 6.9 years.

Sterling Commerce—On August 27, 2010, the company completed the acquisition of 100 percent of Sterling Commerce, a wholly owned subsidiary of AT&T, Inc., for cash consideration of $1,415 million. Sterling Commerce will expand the company’s ability to help clients accelerate their interactions with customers, partners and suppliers through dynamic business networks using either on-premise or cloud delivery models. Sterling Commerce was integrated into the Software segment upon acquisition, and goodwill, as reflected in the table on page 91, was entirely assigned to the Software segment. It is expected that none of the goodwill will be deductible for tax purposes. The overall weighted average useful life of the identified intangible assets acquired is 6.9 years.

Other Acquisitions—The Software segment also completed acquisitions of 10 privately held companies and one publicly held company: in the first quarter, Lombardi Software, Inc. (Lombardi), Intelliden Inc. and Initiate Systems, Inc.; in the second quarter, Cast Iron Systems; in the third quarter, BigFix, Inc., Coremetrics and Datacap; and in the fourth quarter, Unica Corporation (Unica), a publicly held company, PSS Systems, OpenPages, Inc. (OpenPages) and Clarity Systems. Global Technology Services (GTS) completed an acquisition in the first quarter: the core operating assets of Wilshire Credit Corporation (Wilshire). GBS also completed an acquisition in the first quarter: National Interest Security Company, LLC, a privately held company. Systems and Technology (STG) completed acquisitions of two privately held companies: in the third quarter, Storwize; and in the fourth quarter, BLADE Network Technologies (BLADE). All acquisitions were for 100 percent of the acquired companies.

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

Notes to Consolidated Financial Statements

International Business Machines Corporation and Subsidiary Companies

The table below reflects the purchase price related to the 2010 acquisitions and the resulting purchase price allocations as of December 31, 2010.

2010 Acquisitions

($ in millions)

	Amortization		Sterling	Other
	Life (in Years)	Netezza	Commerce	Acquisitions
Current assets		$218	$196	$377
Fixed assets/noncurrent assets		73	106	209
Intangible assets
Goodwill	N/A	1,410	1,032	2,312
Completed technology	3 to 7	202	218	493
Client relationships	2 to 7	52	244	293
In-process R&D	5	4	—	17
Patents/trademarks	1 to 7	16	14	27
Total assets acquired		1,975	1,810	3,728
Current liabilities		(9)	(129)	(161)
Noncurrent liabilities		(120)	(266)	(291)
Total liabilities assumed		(128)	(395)	(452)
Total purchase price		$1,847	$1,415	$3,277

N/A—Not applicable

Unica, a leading provider of software and services used to automate marketing processes, will expand the company’s ability to help organizations analyze and predict customer preferences and develop more targeted marketing campaigns. PSS Systems is a leading provider of legal information governance and information management software. OpenPages is a leading provider of software that helps companies more easily identify and manage risk and compliance activities across the enterprise through a single management system. Clarity Systems delivers financial governance software that enables organizations to automate the process of collecting, preparing, certifying and controlling financial statements for electronic filing. Wilshire’s mortgage servicing platform will continue the strategic focus on the mortgage services industry and strengthens the commitment to deliver mortgage business process outsourcing solutions. National Interest Security Company will strengthen the ability to deliver advanced analytics and IT solutions to the public sector. Storwize, a provider of in-line data compression appliance solutions, will help the company to make it more affordable for clients to analyze massive amounts of data in order to provide new insights and business outcomes. BLADE provides server and top-of-rack switches as well as software to virtualize and manage cloud computing and other workloads.

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

SPSS, Inc. (SPSS)—On October 2, 2009, the company acquired 100 percent of the outstanding common shares of SPSS for cash consideration of $1,177 million. SPSS is a leading global provider of predictive analytics software and solutions and this acquisition strengthened the company’s business analytics and optimization capabilities. SPSS was integrated into the Software segment upon acquisition, and goodwill, as reflected in the table on the next page, was entirely assigned to the Software segment. Substantially all of the goodwill is not deductible for tax purposes. The overall weighted average useful life of the identified intangible assets acquired, excluding goodwill, is 7.0 years.

Notes to Consolidated Financial Statements

International Business Machines Corporation and Subsidiary Companies

2009 Acquisitions

($ in millions)

	Amortization Life		Other
	(in Years)	SPSS	Acquisitions
Current assets		$397	$13
Fixed assets/noncurrent assets		20	1
Intangible assets
Goodwill	N/A	748	255
Completed technology	4 to 7	105	39
Client relationships	5 to 7	30	20
Other identifiable assets	1 to 7	36	1
Total assets acquired		1,336	330
Current liabilities		(157)	(34)
Noncurrent liabilities		(2)	0
Total liabilities assumed		(160)	(35)
Total purchase price		$1,177	$295

N/A—Not applicable

Other Acquisitions—The Software segment also completed acquisitions of four privately held companies: in the second quarter, Outblaze Limited, a messaging software provider, and Exeros, Inc., a data discovery firm; in the third quarter, security provider Ounce Labs, Inc.; and in the fourth quarter, Guardium, Inc., a database security company. GTS completed an acquisition in the fourth quarter: RedPill Solutions PTE Limited, a privately held company focused on business analytics.

Purchase price consideration for the “Other Acquisitions,” as reflected in the table above, was paid primarily in cash. All acquisitions were reported in the Consolidated Statement of Cash Flows net of acquired cash and cash equivalents. For the “Other Acquisitions,” the overall weighted-average life of the identified intangible assets acquired was 6.5 years. With the exception of goodwill, these identified intangible assets will be amortized on a straight-line basis over their useful lives. Goodwill of $255 million was assigned to the Software ($246 million) and GTS ($10 million) segments. Substantially all of the goodwill is not deductible for tax purposes.

Divestitures

2011

During the fourth quarter of 2011, the company completed the divestiture of the iCluster business to Rocket Software. iCluster, which was acquired in the Data Mirror acquisition in 2007, was part of the Software business. This transaction was not material to the Consolidated Financial Statements.

During the second quarter of 2011, the company completed two divestitures related to subsidiaries of IBM Japan. The impact of these transactions was not material to the Consolidated Financial Statements.

2010

On March 31, 2010, the company completed the sale of its activities associated with the sales and support of Dassault Systemes’ (Dassault) product lifecycle management (PLM) software, including customer contracts and related assets to Dassault. The company received net proceeds of $459 million and recognized a net gain of $591 million on the transaction in the first quarter of 2010. The gain was net of the fair value of certain contractual terms, certain transaction costs and the assets and liabilities sold. The gain was recorded in other (income) and expense in the Consolidated Statement of Earnings and the net proceeds were reflected in proceeds from disposition of marketable securities and other investments within cash flow from investing activities in the Consolidated Statement of Cash Flows.

Notes to Consolidated Financial Statements

International Business Machines Corporation and Subsidiary Companies

2009

On October 1, 2009, the company completed the divestiture of its UniData and UniVerse software products and related tools to Rocket Software, a privately held global software development firm. The company recognized gains related to this transaction in the fourth quarter of 2009 and in the fourth quarter of 2010.

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

Note D.

Financial Instruments

Fair Value Measurements

Financial Assets and Liabilities Measured at Fair Value on a Recurring Basis

The following tables present the company’s financial assets and financial liabilities that are measured at fair value on a recurring basis at December 31, 2011 and 2010.

($ in millions)

At December 31, 2011:	Level 1	Level 2	Level 3	Total
Assets
Cash equivalents(1)
Time deposits and certificates of deposit	$—	$2,082	$—	$2,082
Commercial paper	—	1,760	—	1,760
Money market funds	1,886	—	—	1,886
U.S. government securities	—	2,750	—	2,750
Other securities	—	8	—	8
Total	1,886	6,600	—	8,486	(5)
Debt securities—noncurrent(2)	1	7	—	8
Available-for-sale equity investments(2)	69	14	—	83
Derivative assets(3)
Interest rate contracts	—	783	—	783
Foreign exchange contracts	—	510	—	510
Equity contracts	—	7	—	7
Total	—	1,300	—	1,300	(6)
Total assets	$1,956	$7,921	$—	$9,877	(6)
Liabilities
Derivative liabilities(4)
Foreign exchange contracts	$—	$523	$—	$523
Equity contracts	—	8	—	8
Total liabilities	$—	$531	$—	$531	(6)

(1)	Included within cash and cash equivalents in the Consolidated Statement of Financial Position.
(2)	Included within investments and sundry assets in the Consolidated Statement of Financial Position.
(3)

The gross balances of derivative assets contained within prepaid expenses and other current assets, and investments in sundry assets in the Consolidated Statement of Financial Position at December 31, 2011 are $546 million and $754 million, respectively.

(4)

The gross balances of derivative liabilities contained within other accrued expenses and liabilities, and other liabilities in the Consolidated Statement of Financial Position at December 31, 2011 are $365 million and $166 million, respectively.

(5)	Available-for-sale securities with carrying values that approximate fair value.
(6)

If derivative exposures covered by a qualifying master netting agreement had been netted in the Consolidated Statement of Financial Position, the total derivative asset and liability positions would have been reduced by $324 million each.

Notes to Consolidated Financial Statements

International Business Machines Corporation and Subsidiary Companies

($ in millions)

At December 31, 2010:	Level 1	Level 2	Level 3	Total
Assets
Cash equivalents(1)
Time deposits and certificates of deposit	$—	$2,473	$—	$2,473
Commercial paper	—	2,673	—	2,673
Money market funds	1,532	—	—	1,532
Canada government securities	—	1,054	—	1,054
U.S. government securities	—	44	—	44
U.S. government agency securities	—	22	—	22
Other securities	—	3	—	3
Total	1,532	6,269	—	7,801	(6)
Debt securities—current(2)
Commercial paper	—	490	—	490
U.S. government securities	—	500	—	500
Other securities	—	1	—	1
Total	—	990	—	990	(6)
Debt securities—noncurrent(3)	1	6	—	7
Available-for-sale equity investments(3)	445	13	—	458
Derivative assets(4)
Interest rate contracts	—	548	—	548
Foreign exchange contracts	—	539	—	539
Equity contracts	—	12	—	12
Total	—	1,099	—	1,099	(7)
Total assets	$1,978	$8,377	$—	$10,355	(7)
Liabilities
Derivative liabilities(5)
Foreign exchange contracts	$—	$1,003	$—	$1,003
Equity contracts	—	3	—	3
Total liabilities	$—	$1,006	$—	$1,006	(7)

(1)	Included within cash and cash equivalents in the Consolidated Statement of Financial Position.
(2)	Reported as marketable securities in the Consolidated Statement of Financial Position.
(3)	Included within investments and sundry assets in the Consolidated Statement of Financial Position.
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

(6)	Available-for-sale securities with carrying values that approximate fair value.
(7)

If derivative exposures covered by a qualifying master netting agreement had been netted in the Consolidated Statement of Financial Position, the total derivative asset and liability positions would have been reduced by $475 million each.

There were no significant transfers between Levels 1 and 2 for the years ended December 31, 2011 and 2010.

Notes to Consolidated Financial Statements

International Business Machines Corporation and Subsidiary Companies

Financial Assets and Liabilities Not Measured at Fair Value

Short-Term Receivables and Payables

Notes and other accounts receivable and other investments are financial assets with carrying values that approximate fair value. Accounts payable, other accrued expenses and short-term debt are financial liabilities with carrying values that approximate fair value.

Loans and Long-Term Receivables

Fair values are based on discounted future cash flows using current interest rates offered for similar loans to clients with similar credit ratings for the same remaining maturities. At December 31, 2011 and 2010, the difference between the carrying amount and estimated fair value for loans and long-term receivables was immaterial.

Long-Term Debt

Fair value of publicly traded long-term debt is based on quoted market prices for the identical liability when traded as an asset in an active market. For other long-term debt for which a quoted market price is not available, an expected present value technique that uses rates currently available to the company for debt with similar terms and remaining maturities is used to estimate fair value. The carrying amount of long-term debt is $22,857 million and $21,846 million and the estimated fair value is $27,383 million and $24,006 million at December 31, 2011 and 2010, respectively.

Debt and Marketable Equity Securities

The company’s cash equivalents and current debt securities are considered available-for-sale and recorded at fair value which is not materially different from carrying value in the Consolidated Statement of Financial Position. The following tables summarize the company’s noncurrent debt and marketable equity securities which are also considered available-for-sale and recorded at fair value in the Consolidated Statement of Financial Position.

($ in millions)

		Gross	Gross
	Adjusted	Unrealized	Unrealized	Fair
At December 31, 2011:	Cost	Gains	Losses	Value
Debt securities—noncurrent(1)
Other securities	$7	$1	$—	$8
Total	$7	$1	$—	$8
Available-for-sale equity investments(1)	$58	$27	$(2)	$83

(1) Included within investments and sundry assets in the Consolidated Statement of Financial Position.

($ in millions)

		Gross	Gross
	Adjusted	Unrealized	Unrealized	Fair
At December 31, 2010:	Cost	Gains	Losses	Value
Debt securities—noncurrent(1)
Other securities	$6	$1	$(0)	$7
Total	$6	$1	$(0)	$7
Available-for-sale equity investments(1)	$194	$264	$(0)	$458

(1) Included within investments and sundry assets in the Consolidated Statement of Financial Position.

Notes to Consolidated Financial Statements

International Business Machines Corporation and Subsidiary Companies

Based on an evaluation of available evidence as of December 31, 2011, the company believes that unrealized losses on debt and marketable equity securities are temporary and do not represent an other-than-temporary impairment.

Sales of debt and marketable equity securities during the period were as follows:

($ in millions)

For the year ended December 31:	2011	2010	2009
Proceeds	$405	$16	$24
Gross realized gains (before taxes)	232	6	3
Gross realized losses (before taxes)	(0)	(0)	(40)

The after-tax net unrealized holding gains/(losses) on available-for-sale debt and marketable equity securities that have been included in other comprehensive income/(loss) for the period and the after tax net (gains)/losses reclassified from accumulated other comprehensive income/(loss) to net income were as follows:

($ in millions)

For the year ended December 31:	2011	2010
Net unrealized gains/(losses) arising during the period	$(7)	$51
Net unrealized (gains)/losses reclassified to net income*	(143)	(0)

* Includes writedowns of $0.3 million and $3.6 million in 2011 and 2010, respectively.

The contractual maturities of substantially all available-for-sale debt securities are less than one year at December 31, 2011.

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

The company is also a party to collateral security arrangements with most of its major counterparties. These arrangements require the company to hold or post collateral (cash or U.S. Treasury securities) when the derivative fair values exceed contractually established thresholds. Posting thresholds can be fixed or can vary based on credit default swap pricing or credit ratings received from the major credit agencies. The aggregate fair value of all derivative instruments under these collateralized arrangements that were in a liability position at December 31, 2011 and 2010 was $131 million and $363 million, respectively, for which no collateral was posted at December 31, 2011. The company posted collateral of $9 million at December 31, 2010. Full collateralization of these agreements would be required in the event that the company’s credit rating falls below investment grade or if its credit default swap spread exceeds 250 basis points, as applicable, pursuant to the terms of the collateral security arrangements. The aggregate fair value of derivative instruments in net asset positions as of December 31, 2011 and 2010 was $1,300 million and $1,099 million, respectively. This amount represents the maximum exposure to loss at the reporting date as a result of the counterparties failing to perform as contracted. This exposure was reduced by $324 million and $475 million at December 31, 2011 and 2010, respectively, of liabilities included in master netting arrangements with those counterparties. Additionally, at December 31, 2011 and 2010, this exposure was reduced by $466 million and $88 million of collateral, respectively, received by the company.

The company does not offset derivative assets against liabilities in master netting arrangements nor does it offset receivables or payables recognized upon payment or receipt of cash collateral against the fair values of the related derivative instruments. No amount was recognized in other receivables at December 31, 2011 for the right to reclaim cash collateral. At December 31, 2010, $9 million was recognized in other receivables for the right to reclaim cash collateral. The amount recognized in accounts payable for the obligation to return cash collateral totaled $466 million and $88 million at December 31, 2011 and 2010, respectively. The company restricts the use of cash collateral received to rehypothecation, and therefore reports it in prepaid expenses and other current assets in the Consolidated Statement of Financial Position. No amount was rehypothecated at December 31, 2011. At December 31, 2010, $9 million was rehypothecated.

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

Interest Rate Risk

Fixed and Variable Rate Borrowings

The company issues debt in the global capital markets, principally to fund its financing lease and loan portfolio. Access to cost-effective financing can result in interest rate mismatches with the underlying assets. To manage these mismatches and to reduce overall interest cost, the company uses interest rate swaps to convert specific fixed-rate debt issuances into variable-rate debt (i.e., fair value hedges) and to convert specific variable-rate debt issuances into fixed-rate debt (i.e., cash flow hedges). At December 31, 2011 and 2010, the total notional amount of the company’s interest rate swaps was $5.9 billion and $7.1 billion, respectively. The weighted-average remaining maturity of these instruments at December 31, 2011 and December 31, 2010 was approximately 5.5 and 5.7 years, respectively.

Forecasted Debt Issuance

The company is exposed to interest rate volatility on future debt issuances. To manage this risk, the company may use forward-starting interest rate swaps to lock in the rate on the interest payments related to the forecasted debt issuance. These swaps are accounted for as cash flow hedges. The company did not have any derivative instruments relating to this program outstanding at December 31, 2011 and 2010.

At December 31, 2011 and 2010, net losses of approximately $5 million and $13 million (before taxes), respectively, were recorded in other comprehensive income/(loss) in connection with cash flow hedges of the company’s borrowings. Within these amounts $6 million and $8 million of losses, respectively, are expected to be reclassified to net income within the next 12 months, providing an offsetting economic impact against the underlying transactions.

Foreign Exchange Risk

Long-Term Investments in Foreign Subsidiaries

(Net Investment)

A large portion of the company’s foreign currency denominated debt portfolio is designated as a hedge of net investment in foreign subsidiaries to reduce the volatility in stockholders’ equity caused by changes in foreign currency exchange rates in the functional currency of major foreign subsidiaries with respect to the U.S. dollar. The company also uses cross-currency swaps and foreign exchange forward contracts for this risk management purpose. At December 31, 2011 and 2010, the total notional amount of derivative instruments designated as net investment hedges was $5.0 billion and $1.9 billion, respectively. The weighted-average remaining maturity of these instruments at December 31, 2011 and 2010 was approximately 0.4 years for both periods.

In addition, at December 31, 2010, the company had liabilities of $221 million, representing the fair value of derivative instruments that were previously designated in qualifying net investment hedging relationships, but were de-designated prior to December 31, 2010; this amount matured in 2011. The notional amount of these instruments at December 31, 2010 was $1.6 billion, including original and offsetting transactions. No instruments were outstanding at December 31, 2011.

Anticipated Royalties and Cost Transactions

The company’s operations generate significant nonfunctional currency, third-party vendor payments and intercompany payments for royalties and goods and services among the company’s non-U.S. subsidiaries and with the parent company. In anticipation of these foreign currency cash flows and in view of the volatility of the currency markets, the company selectively employs foreign exchange forward contracts to manage its currency risk. These forward contracts are accounted for as cash flow hedges. The maximum length of time over which the company is hedging its exposure to the variability in future cash flows is four years. At December 31, 2011 and 2010, the total notional amount of forward contracts designated as cash flow hedges of forecasted royalty and cost transactions was $10.9 billion and $11.3 billion, respectively, with a weighted-average remaining maturity of 0.7 years and 0.8 years, respectively.

At December 31, 2011 and December 31, 2010, in connection with cash flow hedges of anticipated royalties and cost transactions, the company recorded net gains of $88 million and net losses of $147 million (before taxes), respectively, in other comprehensive income/(loss). Within these amounts $191 million of gains and $249 million of losses, respectively, are expected to be reclassified to net income within the next 12 months, providing an offsetting economic impact against the underlying anticipated transactions.

Notes to Consolidated Financial Statements

International Business Machines Corporation and Subsidiary Companies

Foreign Currency Denominated Borrowings

The company is exposed to exchange rate volatility on foreign currency denominated debt. To manage this risk, the company employs cross-currency swaps to convert fixed-rate foreign currency denominated debt to fixed-rate debt denominated in the functional currency of the borrowing entity. These swaps are accounted for as cash flow hedges. The maximum length of time over which the company hedges its exposure to the variability in future cash flows is approximately three years. At December 31, 2011, no instruments relating to this program remained outstanding. At December 31, 2010, the total notional amount of cross-currency swaps designated as cash flow hedges of foreign currency denominated debt was $0.2 billion.

At December 31, 2010, net losses of approximately $1 million (before taxes) were recorded in other comprehensive income/(loss) in connection with cash flow hedges of the company’s borrowings. No amount remains in accumulated other comprehensive income at December 31, 2011.

Subsidiary Cash and Foreign Currency

Asset/Liability Management

The company uses its Global Treasury Centers to manage the cash of its subsidiaries. These centers principally use currency swaps to convert cash flows in a cost-effective manner. In addition, the company uses foreign exchange forward contracts to economically hedge, on a net basis, the foreign currency exposure of a portion of the company’s nonfunctional currency assets and liabilities. The terms of these forward and swap contracts are generally less than one year. The changes in the fair values of these contracts and of the underlying hedged exposures are generally offsetting and are recorded in other (income) and expense in the Consolidated Statement of Earnings. At December 31, 2011 and 2010, the total notional amount of derivative instruments in economic hedges of foreign currency exposure was $13.6 billion and $13.0 billion, respectively.

Equity Risk Management

The company is exposed to market price changes in certain broad market indices and in the company’s own stock primarily related to certain obligations to employees. Changes in the overall value of these employee compensation obligations are recorded in SG&A expense in the Consolidated Statement of Earnings. Although not designated as accounting hedges, the company utilizes derivatives, including equity swaps and futures, to economically hedge the exposures related to its employee compensation obligations. The derivatives are linked to the total return on certain broad market indices or the total return on the company’s common stock. They are recorded at fair value with gains or losses also reported in SG&A expense in the Consolidated Statement of Earnings. At December 31, 2011 and 2010, the total notional amount of derivative instruments in economic hedges of these compensation obligations was $1.0 billion for each year.

Other Risks

The company may hold warrants to purchase shares of common stock in connection with various investments that are deemed derivatives because they contain net share or net cash settlement provisions. The company records the changes in the fair value of these warrants in other (income) and expense in the Consolidated Statement of Earnings. The company did not have any warrants qualifying as derivatives outstanding at December 31, 2011 and 2010.

The company is exposed to a potential loss if a client fails to pay amounts due under contractual terms. The company utilizes credit default swaps to economically hedge its credit exposures. These derivatives have terms of one year or less. The swaps are recorded at fair value with gains and losses reported in other (income) and expense in the Consolidated Statement of Earnings. The company did not have any derivative instruments relating to this program outstanding at December 31, 2011 and 2010.

Notes to Consolidated Financial Statements

International Business Machines Corporation and Subsidiary Companies

The following tables provide a quantitative summary of the derivative and non-derivative instrument related risk management activity as of December 31, 2011 and 2010 as well as for the years ended December 31, 2011 and 2010, respectively.

Fair Values of Derivative Instruments in the Consolidated Statement of Financial Position

($ in millions)

	Fair Value of Derivative Assets			Fair Value of Derivative Liabilities
	Balance			Balance
	Sheet			Sheet
At December 31:	Classification	2011	2010	Classification	2011	2010
Designated as hedging instruments
Interest rate contracts	Prepaid expenses and other current assets	$50	$33	Other accrued expenses and liabilities	$—	$—
	Investments and sundry assets	733	514	Other liabilities	—	—
Foreign exchange contracts	Prepaid expenses and other current assets	407	224	Other accrued expenses and liabilities	273	498
	Investments and sundry assets	—	22	Other liabilities	155	135
	Fair value of derivative assets	$1,190	$794	Fair value of derivative liabilities	$428	$633
Not designated as hedging instruments
Foreign exchange contracts	Prepaid expenses and other current assets	$82	$242	Other accrued expenses and liabilities	$84	$370
	Investments and sundry assets	21	51	Other liabilities	11	—
Equity contracts	Prepaid expenses and other current assets	7	12	Other accrued expenses and liabilities	8	3
	Fair value of derivative assets	$110	$305	Fair value of derivative liabilities	$103	$373
Total debt designated as hedging instruments
Short-term debt		N/A	N/A		$—	$823
Long-term debt		N/A	N/A		1,884	1,746
Total		$1,300	$1,099		$2,415	$3,576

N/A—Not applicable

Notes to Consolidated Financial Statements

International Business Machines Corporation and Subsidiary Companies

The Effect of Derivative Instruments in the Consolidated Statement of Earnings

($ in millions)

	Gain (Loss) Recognized in Earnings
	Consolidated
	Statement of		Recognized			Attributable to Risk
	Earnings		on Derivatives(1)			Being Hedged(2)
For the year ended December 31:	Line Item	2011	2010	2009	2011	2010	2009
Derivative instruments in fair value hedges
Interest rate contracts	Cost of financing	$271	$241	$(172)	$(117)	$(70)	$344
	Interest expense	205	160	(97)	(89)	(46)	193
Derivative instruments not designated as hedging instruments(1)
Foreign exchange contracts	Other (income) and expense	352	299	(128)	N/A	N/A	N/A
Equity contracts	SG&A expense	42	105	177	N/A	N/A	N/A
Warrants	Other (income) and expense	10	—	—	N/A	N/A	N/A
Total		$880	$805	$(219)	$(206)	$(116)	$537

($ in millions)

	Gain (Loss) Recognized in Earnings and Other Comprehensive Income
				Consolidated					Ineffectiveness and
		Effective Portion		Statement of		Effective Portion			Amounts Excluded from
		Recognized in OCI		Earnings		Reclassified from AOCI			Effectiveness Testing(3)
For the year ended December 31:	2011	2010	2009	Line Item	2011	2010	2009	2011	2010	2009
Derivative instruments in cash flow hedges
Interest rate contracts	$—	$—	$(0)	Interest expense	$(8)	$(8)	$(13)	$—	$—	$—
Foreign exchange contracts	(266)	371	(718)	Other (income) and expense	(247)	(54)	143	(3)	(4)	(3)
				Cost of sales	(182)	(92)	(49)	—	—	—
				SG&A expense	(74)	(49)	14	—	—	—
Instruments in net investment hedges(4)
Foreign exchange contracts	45	178	(162)	Interest expense	0	0	—	(9)	(3)	1
Total	$(221)	$549	$(880)		$(511)	$(203)	$94	$(12)	$(7)	$(2)

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

(3)             The amount of gain/(loss) recognized in income represents ineffectiveness on hedge relationships.

(4)             Instruments in net investment hedges include derivative and non-derivative instruments.

For the 12 months ending December 31, 2011, 2010 and 2009, there were no significant gains or losses recognized in earnings representing hedge ineffectiveness or excluded from the assessment of hedge effectiveness (for fair value hedges), or associated with an underlying exposure that did not or was not expected to occur (for cash flow hedges); nor are there any anticipated in the normal course of business.

Refer to note A, “Significant Accounting Policies,” on pages 83 and 84 for additional information on the company’s use of derivative financial instruments.

Note E.

Inventories

($ in millions)

At December 31:	2011	2010
Finished goods	$589	$432
Work in process and raw materials	2,007	2,018
Total	$2,595	$2,450

Notes to Consolidated Financial Statements

International Business Machines Corporation and Subsidiary Companies

Note F.

Financing Receivables

The following table presents financing receivables, net of allowances for credit losses, including residual values.

($ in millions)

At December 31:	2011	2010
Current
Net investment in sales-type and direct financing leases	$3,765	$3,945
Commercial financing receivables	7,095	6,777
Client loan receivables	5,195	4,718
Installment payment receivables	846	816
Total	$16,901	$16,257
Noncurrent
Net investment in sales-type and direct financing leases	$5,406	$5,384
Commercial financing receivables	34	43
Client loan receivables	4,925	4,734
Installment payment receivables	410	388
Total	$10,776	$10,548

Net investment in sales-type and direct financing leases relates principally to the company’s systems products and are for terms ranging generally from two to six years. Net investment in sales-type and direct financing leases includes unguaranteed residual values of $745 million and $871 million at December 31, 2011 and 2010, respectively, and is reflected net of unearned income of $733 million and $816 million, and net of the allowance for credit losses of $118 million and $126 million at those dates, respectively. Scheduled maturities of minimum lease payments outstanding at December 31, 2011, expressed as a percentage of the total, are approximately: 2012, 44 percent; 2013, 28 percent; 2014, 18 percent; 2015, 7 percent; and 2016 and beyond, 3 percent.

Commercial financing receivables, net of allowance for credit losses of $53 million and $58 million at December 31, 2011 and 2010, respectively, relate primarily to inventory and accounts receivable financing for dealers and remarketers of IBM and non-IBM products. Payment terms for inventory and accounts receivable financing generally range from 30 to 90 days.

Client loan receivables, net of allowance for credit losses of $126 million and $160 million at December 31, 2011 and 2010, respectively, are loans that are provided by Global Financing primarily to clients to finance the purchase of software and services. Separate contractual relationships on these financing arrangements are for terms ranging generally from one to seven years.

Installment payment receivables, net of allowance for credit losses of $51 million and $56 million at December 31, 2011 and 2010, respectively, are loans that are provided primarily to clients to finance hardware, software and services ranging generally from one to three years.

Client loan receivables and installment payment receivables financing contracts are priced independently at competitive market rates. The company has a history of enforcing the terms of these separate financing agreements.

The company utilizes certain of its financing receivables as collateral for non-recourse borrowings. Financing receivables pledged as collateral for borrowings were $324 million and $302 million at December 31, 2011 and 2010, respectively. These borrowings are included in note J, “Borrowings,” on pages 106 to 108.

The company did not have any financing receivables held for sale as of December 31, 2011 and 2010.

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

($ in millions)

	Major	Growth
At December 31, 2011:	Markets	Markets	Total
Financing receivables
Lease receivables	$6,510	$1,921	$8,430
Loan receivables	9,077	2,552	11,629
Ending balance	$15,587	$4,472	$20,060
Collectively evaluated for impairment	$15,321	$4,370	$19,692
Individually evaluated for impairment	$266	$102	$368
Allowance for credit losses
Beginning balance at January 1, 2011
Lease receivables	$84	$42	$126
Loan receivables	150	76	226
Total	$234	$119	$353
Write-offs	(68)	(16)	(84)
Provision	39	5	44
Other	(1)	(4)	(5)
Ending balance at December 31, 2011	$203	$104	$307
Lease receivables	$79	$40	$118
Loan receivables	$125	$64	$189
Collectively evaluated for impairment	$82	$15	$96
Individually evaluated for impairment	$122	$89	$211

Notes to Consolidated Financial Statements

International Business Machines Corporation and Subsidiary Companies

($ in millions)

	Major	Growth
At December 31, 2010:	Markets	Markets	Total
Financing receivables
Lease receivables	$6,562	$1,983	$8,545
Loan receivables	9,087	1,993	11,080
Ending balance	$15,650	$3,975	$19,625
Collectively evaluated for impairment	$15,199	$3,794	$18,993
Individually evaluated for impairment	$451	$181	$632
Allowance for credit losses
Lease receivables*	$84	$42	$126
Loan receivables*	150	76	226
Ending balance at December 31, 2010	$234	$119	$353
Collectively evaluated for impairment	$60	$11	$71
Individually evaluated for impairment	$174	$108	$282

* Reclassified to conform with 2011 presentation.

When determining the allowances, financing receivables are evaluated either on an individual or a collective basis. For individually evaluated receivables, the company determines the expected cash flow for the receivable and calculates an estimate of the potential loss and the probability of loss. For those accounts in which the loss is probable, the company records a specific reserve. In addition, the company records an unallocated reserve that is determined by applying a reserve rate to its different portfolios, excluding accounts that have been specifically reserved. This reserve rate is based upon credit rating, probability of default, term, characteristics (lease/loan) and loss history.

Financing Receivables on Non-Accrual Status

The following table presents the recorded investment in financing receivables which are on non-accrual status.

($ in millions)

At December 31:	2011	2010
Major markets	$46	$69
Growth markets	20	33
Total lease receivables	$66	$101
Major markets	$75	$141
Growth markets	24	123
Total loan receivables	$99	$264
Total receivables	$165	$366

Impaired Loans

The company considers any loan with an individually evaluated reserve as an impaired loan. Depending on the level of impairment, loans will also be placed on a non-accrual status. The following table presents impaired client loan receivables.

($ in millions)

	Recorded	Related
At December 31, 2011:	Investment	Allowance
Major markets	$110	$70
Growth markets	62	53
Total	$172	$123

($ in millions)

	Recorded	Related
At December 31, 2010:	Investment	Allowance
Major markets	$196	$119
Growth markets	132	68
Total	$328	$187

($ in millions)

			Interest
			Income
	Average	Interest	Recognized
	Recorded	Income	on Cash
At December 31, 2011:	Investment	Recognized	Basis
Major markets	$142	$2	$0
Growth markets	90	0	0
Total	$232	$3	$0

Credit Quality Indicators

The company’s credit quality indicators which are based on rating agency data, publicly available information and information provided by customers, are reviewed periodically based on the relative level of risk. The resulting indicators are a numerical rating system that maps to Moody’s Investors Service credit ratings as shown on the following page. Moody’s does not provide credit ratings to the company on its customers.

The tables present the gross recorded investment for each class of receivables, by credit quality indicator. Receivables with a credit quality indicator ranging from Aaa to Baa3 are considered investment grade. All others are considered non-investment grade.

Notes to Consolidated Financial Statements

International Business Machines Corporation and Subsidiary Companies

Lease Receivables

($ in millions)

	Major	Growth
At December 31, 2011:	Markets	Markets
Credit rating
Aaa–Aa3	$697	$139
A1–A3	1,459	306
Baa1–Baa3	2,334	654
Ba1–Ba2	1,118	457
Ba3–B1	534	252
B2–B3	260	97
Caa–D	108	15
Total	$6,510	$1,921

Loan Receivables

($ in millions)

	Major	Growth
At December 31, 2011:	Markets	Markets
Credit rating
Aaa–Aa3	$971	$185
A1–A3	2,034	407
Baa1–Baa3	3,255	869
Ba1–Ba2	1,559	607
Ba3–B1	744	335
B2–B3	362	129
Caa–D	151	20
Total	$9,077	$2,552

Lease Receivables*

($ in millions)

	Major	Growth
At December 31, 2010:	Markets	Markets
Credit rating
Aaa–Aa3	$794	$173
A1–A3	1,463	182
Baa1–Baa3	2,494	837
Ba1–Ba2	899	403
Ba3–B1	518	242
B2–B3	230	93
Caa–D	164	54
Total	$6,562	$1,983

* Reclassified to conform with 2011 presentation.

Loan Receivables*

($ in millions)

	Major	Growth
At December 31, 2010:	Markets	Markets
Credit rating
Aaa–Aa3	$1,100	$173
A1–A3	2,026	183
Baa1–Baa3	3,453	841
Ba1–Ba2	1,245	405
Ba3–B1	718	243
B2–B3	318	94
Caa–D	227	54
Total	$9,087	$1,993

* Reclassified to conform with 2011 presentation.

At December 31, 2011, the industries which made up Global Financing’s receivables portfolio consisted of: Financial (39 percent), Government (15 percent), Manufacturing (13 percent), Retail (9 percent), Services (7 percent), Communications (6 percent) and Other (11 percent).

At December 31, 2010, the industries which made up Global Financing’s receivables portfolio consisted of: Financial (36 percent), Government (16 percent), Manufacturing (14 percent), Retail (9 percent), Services (8 percent), Communications (5 percent) and Other (12 percent).

Notes to Consolidated Financial Statements

International Business Machines Corporation and Subsidiary Companies

Past Due Financing Receivables

($ in millions)

				Recorded
	Total		Total	Investment
	Past Due		Financing	> 90 Days
At December 31, 2011:	> 90 Days*	Current	Receivables	and Accruing
Major markets	$6	$6,504	$6,510	$6
Growth markets	9	1,911	1,921	6
Total lease receivables	$16	$8,415	$8,430	$12
Major markets	$23	$9,054	$9,077	$7
Growth markets	22	2,530	2,552	19
Total loan receivables	$46	$11,584	$11,629	$26
Total	$62	$19,998	$20,060	$38

* Does not include accounts that are fully reserved.

($ in millions)

				Recorded
	Total		Total	Investment
	Past Due		Financing	> 90 Days
At December 31, 2010:	> 90 Days*	Current	Receivables	and Accruing
Major markets	$10	$6,552	$6,562	$5
Growth markets	13	1,970	1,983	5
Total lease receivables	$22	$8,523	$8,545	$10
Major markets	$11	$9,076	$9,087	$4
Growth markets	32	1,961	1,993	17
Total loan receivables	$43	$11,037	$11,080	$21
Total	$65	$19,560	$19,625	$31

* Does not include accounts that are fully reserved.

Troubled Debt Restructurings

In 2011, the company adopted new FASB guidance that helps creditors determine whether a restructuring constitutes a troubled debt restructuring. The company assessed all restructurings that occurred on or after January 1, 2011 and determined that there were no troubled debt restructurings for the 12 months ended December 31, 2011.

Note G.

Property, Plant and Equipment

($ in millions)

At December 31:	2011	2010
Land and land improvements	$786	$777
Buildings and building improvements	9,531	9,414
Plant, laboratory and office equipment	26,843	26,676
Plant and other property—gross	37,160	36,867
Less: Accumulated depreciation	24,703	24,435
Plant and other property—net	12,457	12,432
Rental machines	2,964	3,422
Less: Accumulated depreciation	1,538	1,758
Rental machines—net	1,426	1,665
Total—net	$13,883	$14,096

Note H.

Investments and Sundry Assets

($ in millions)

At December 31:	2011	2010
Deferred transition and setup costs and other deferred arrangements*	$1,784	$1,853
Derivatives—noncurrent**	753	588
Alliance investments
Equity method	131	122
Non-equity method	127	531
Prepaid software	233	268
Long-term deposits	307	350
Other receivables	208	560
Employee benefit-related	493	409
Prepaid income taxes	261	434
Other assets	598	663
Total	$4,895	$5,778

*                 Deferred transition and setup costs and other deferred arrangements are related to Global Services client arrangements. See note A, “Significant Accounting Policies,” on pages 76 to 86 for additional information.

**          See note D, “Financial Instruments,” on pages 96 through 100 for the fair value of all derivatives reported in the Consolidated Statement of Financial Position.

Notes to Consolidated Financial Statements

International Business Machines Corporation and Subsidiary Companies

Note I.

Intangible Assets Including Goodwill

Intangible Assets

The following table details the company’s intangible asset balances by major asset class.

($ in millions)

	Gross		Net
	Carrying	Accumulated	Carrying
At December 31, 2011:	Amount	Amortization	Amount
Intangible asset class
Capitalized software	$1,478	$(678)	$799
Client relationships	1,751	(715)	1,035
Completed technology	2,156	(745)	1,411
In-process R&D	22	(1)	21
Patents/trademarks	207	(88)	119
Other*	29	(22)	7
Total	$5,642	$(2,250)	$3,392

($ in millions)

	Gross		Net
	Carrying	Accumulated	Carrying
At December 31, 2010:	Amount	Amortization	Amount
Intangible asset class
Capitalized software	$1,558	$(726)	$831
Client relationships	1,709	(647)	1,062
Completed technology	2,111	(688)	1,422
In-process R&D	21	(0)	21
Patents/trademarks	211	(71)	140
Other*	39	(28)	11
Total	$5,649	$(2,161)	$3,488

*                 Other intangibles are primarily acquired proprietary and nonproprietary business processes, methodologies and systems.

The net carrying amount of intangible assets decreased $96 million during the year ended December 31, 2011, primarily due to amortization, partially offset by intangible asset additions. No impairment of intangible assets was recorded in any of the periods presented.

Total amortization was $1,226 million and $1,174 million for the years ended December 31, 2011 and 2010, respectively. The aggregate intangible amortization expense for acquired intangibles (excluding capitalized software) was $634 million and $517 million for the years ended December 31, 2011 and 2010, respectively. In addition, in 2011 the company retired $1,133 million of fully amortized intangible assets, impacting both the gross carrying amount and accumulated amortization for this amount.

The amortization expense for each of the five succeeding years relating to intangible assets currently recorded in the Consolidated Statement of Financial Position is estimated to be the following at December 31, 2011:

($ in millions)

	Capitalized	Acquired
	Software	Intangibles	Total
2012	$480	$634	$1,113
2013	250	590	840
2014	70	446	516
2015	—	340	340
2016	—	303	303

Notes to Consolidated Financial Statements

International Business Machines Corporation and Subsidiary Companies

Goodwill

The changes in the goodwill balances by reportable segment, for the years ended December 31, 2011 and 2010, are as follows:

($ in millions)

					Foreign
					Currency
	Balance		Purchase		Translation	Balance
	January 1,	Goodwill	Price		and Other	December 31,
Segment	2011	Additions	Adjustments	Divestitures	Adjustments	2011
Global Business Services	$4,329	$14	$(0)	$(10)	$(20)	$4,313
Global Technology Services	2,704	—	(1)	(2)	(55)	2,646
Software	16,963	1,277	10	(2)	(127)	18,121
Systems and Technology	1,139	—	(6)	—	(0)	1,133
Total	$25,136	$1,291	$2	$(13)	$(203)	$26,213

($ in millions)

					Foreign
					Currency
	Balance		Purchase		Translation	Balance
	January 1,	Goodwill	Price		and Other	December 31,
Segment	2010	Additions	Adjustments	Divestitures	Adjustments	2010
Global Business Services	$4,042	$252	$0	$—	$35	$4,329
Global Technology Services	2,777	32	(1)	—	(104)	2,704
Software	12,605	4,095	(52)	—	315	16,963
Systems and Technology	766	375	(1)	—	(1)	1,139
Total	$20,190	$4,754	$(54)	$—	$245	$25,136

Purchase price adjustments recorded in the 2011 and 2010 were related to acquisitions that were completed on or prior to December 31, 2010 or 2009, respectively, and were still subject to the measurement period that ends at the earlier of 12 months from the acquisition date or when information becomes available. There were no goodwill impairment losses recorded in 2011 or 2010, and the company has no accumulated impairment losses.

Note J.

Borrowings

Short-Term Debt

($ in millions)

At December 31:	2011	2010
Commercial paper	$2,300	$1,144
Short-term loans	1,859	1,617
Long-term debt—current maturities	4,306	4,017
Total	$8,463	$6,778

The weighted-average interest rates for commercial paper at December 31, 2011 and 2010 were 0.1 percent and 0.2 percent, respectively. The weighted-average interest rates for short-term loans was 1.2 percent and 1.1 percent at December 31, 2011 and 2010, respectively.

Notes to Consolidated Financial Statements

International Business Machines Corporation and Subsidiary Companies

Long-Term Debt

Pre-Swap Borrowing

($ in millions)

At December 31:	Maturities	2011		2010
U.S. dollar notes and debentures (average interest rate at December 31, 2011):
3.72%	2012–2013	$8,615	*	$6,326
1.02%	2014–2015	2,414	*	5,019
4.94%	2016–2020	8,600		6,359
2.90%	2021	500		—
7.00%	2025	600		600
6.22%	2027	469		469
6.50%	2028	313		313
5.875%	2032	600		600
8.00%	2038	187		187
5.60%	2039	1,545		1,545
7.00%	2045	27		27
7.125%	2096	322		322
		24,192		21 ,766
Other currencies (average interest rate at December 31, 2011, in parentheses):
Euros (6.6%)	2012–2016	1,037		1,897
Japanese yen (0.8%)	2013–2014	1,123		1,162
Swiss francs (3.8%)	2012–2020	173		540
Other (5.1%)	2012–2014	177		240
		26,702		25,606
Less: net unamortized discount		533		531
Add: fair value adjustment**		994		788
		27,161		25,863
Less: current maturities		4,306		4,017
Total		$22,857		$21,846

*                 $1.6 billion in debt securities issued by IBM International Group Capital LLC, which is an indirect, 100 percent owned finance subsidiary of the company, is included in 2012-2015. Debt securities issued by IBM International Group Capital LLC are fully and unconditionally guaranteed by the company.

**          The portion of the company’s fixed rate debt obligations that is hedged is reflected in the Consolidated Statement of Financial Position as an amount equal to the sum of the debt’s carrying value plus a fair value adjustment representing changes in the fair value of the hedged debt obligations attributable to movements in benchmark interest rates.

Post-Swap Borrowing (Long-Term Debt, Including Current Portion)

(in millions)

	2011		2010
For the year ended December 31:	Amount	Average Rate	Amount	Average Rate
Fixed-rate debt	$18,547	4.38%	$14,446	5.29%
Floating-rate debt*	8,614	1.54%	11,417	1.23%
Total	$27,161		$25,863

*                 Includes $5,898 million in 2011 and $7,078 million in 2010 of notional interest rate swaps that effectively convert the fixed-rate long-term debt into floating-rate debt. (See note D, “Financial Instruments,” on pages 96 to 100.)

Notes to Consolidated Financial Statements

International Business Machines Corporation and Subsidiary Companies

Pre-swap annual contractual maturities of long-term debt outstanding at December 31, 2011, are as follows:

($ in millions)

Total
2012	$4,311
2013	5,495
2014	3,763
2015	197
2016	3,009
2017 and beyond	9,926
Total	$26,702

Interest on Debt

($ in millions)

For the year ended December 31:	2011	2010	2009
Cost of financing	$553	$555	$706
Interest expense	402	365	404
Net investment derivative activity	9	3	(1)
Interest capitalized	9	5	13
Total interest paid and accrued	$973	$928	$1,122

Refer to the related discussion on page 137 in note T, “Segment Information,” for total interest expense of the Global Financing segment. See note D, “Financial Instruments,” on pages 96 to 100 for a discussion of the use of currency and interest rate swaps in the company’s debt risk management program.

Lines of Credit

In 2011 the company renewed its five-year, $10 billion Credit Agreement (the “Credit Agreement”), which now expires on November 10, 2016. The total expense recorded by the company related to this facility was $5.0 million in 2011, $6.2 million in 2010 and $6.3 million in 2009. The Credit Agreement permits the company and its Subsidiary Borrowers to borrow up to $10 billion on a revolving basis. Borrowings of the Subsidiary Borrowers will be unconditionally backed by the company. The company may also, upon the agreement of either existing lenders, or of the additional banks not currently party to the Credit Agreement, increase the commitments under the Credit Agreement up to an additional $2.0 billion. Subject to certain terms of the Credit Agreement, the company and Subsidiary Borrowers may borrow, prepay and reborrow amounts under the Credit Agreement at any time during the Credit Agreement. Interest rates on borrowings under the Credit Agreement will be based on prevailing market interest rates, as further described in the Credit Agreement.

The Credit Agreement contains customary representations and warranties, covenants, events of default, and indemnification provisions. The company believes that circumstances that might give rise to breach of these covenants or an event of default, as specified in the Credit Agreement, are remote. As of December 31, 2011, there were no borrowings by the company, or its subsidiaries, under the Credit Agreement.

The company also has other committed lines of credit in some of the geographies which are not significant in the aggregate. Interest rates and other terms of borrowing under these lines of credit vary from country to country, depending on local market conditions.

Note K.

Other Liabilities

($ in millions)

At December 31:	2011	2010
Income tax reserves	$3,989	$3,486
Executive compensation accruals	1,388	1,302
Disability benefits	835	739
Derivatives liabilities	166	135
Special actions	347	399
Workforce reductions	366	406
Deferred taxes	549	378
Environmental accruals	249	249
Noncurrent warranty accruals	163	130
Asset retirement obligations	166	161
Other	777	841
Total	$8,996	$8,226

In response to changing business needs, the company periodically takes workforce reduction actions to improve productivity, cost competitiveness and to rebalance skills. The noncurrent contractually obligated future payments associated with these activities are reflected in the workforce reductions caption in the previous table.

In addition, the company executed certain special actions as follows: (1) the second quarter of 2005 associated with Global Services, primarily in Europe, (2) the fourth quarter of 2002 associated with the acquisition of the PricewaterhouseCoopers consulting business, (3) the second quarter of 2002 associated with the Microelectronics Division and the rebalancing of the company’s workforce and leased space resources, (4) the 2002 actions associated with the hard disk drive business for reductions in workforce, manufacturing capacity and space, (5) the actions taken in 1999, and (6) the actions that were executed prior to 1994.

Notes to Consolidated Financial Statements

International Business Machines Corporation and Subsidiary Companies

The table below provides a roll forward of the current and noncurrent liabilities associated with these special actions. The current liabilities presented in the table are included in other accrued expenses and liabilities in the Consolidated Statement of Financial Position.

(in millions)

	Liability			Liability
	as of			as of
	January 1,		Other	December 31,
	2011	Payments	Adjustments*	2011
Current
Workforce	$45	$(46)	$34	$33
Space	8	(8)	4	4
Total current	$53	$(53)	$38	$38
Noncurrent
Workforce	$395	$0	$(51)	$344
Space	4	0	(1)	3
Total noncurrent	$399	$0	$(52)	$347

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

The company employs extensive internal environmental protection programs that primarily are preventive in nature. The company also participates in environmental assessments and cleanups at a number of locations, including operating facilities, previously owned facilities and Superfund sites. The company’s maximum exposure for all environmental liabilities cannot be estimated and no amounts have been recorded for non-ARO environmental liabilities that are not probable or estimable. The total amounts accrued for non-ARO environmental liabilities, including amounts classified as current in the Consolidated Statement of Financial Position, that do not reflect actual or anticipated insurance recoveries, were $262 million at December 31, 2011 and 2010, respectively. Estimated environmental costs are not expected to materially affect the consolidated financial position or consolidated results of the company’s operations in future periods. However, estimates of future costs are subject to change due to protracted cleanup periods and changing environmental remediation regulations.

As of December 31, 2011, the company was unable to estimate the range of settlement dates and the related probabilities for certain asbestos remediation AROs. These conditional AROs are primarily related to the encapsulated structural fireproofing that is not subject to abatement unless the buildings are demolished and non-encapsulated asbestos that the company would remediate only if it performed major renovations of certain existing buildings. Because these conditional obligations have indeterminate settlement dates, the company could not develop a reasonable estimate of their fair values. The company will continue to assess its ability to estimate fair values at each future reporting date. The related liability will be recognized once sufficient additional information becomes available. The total amounts accrued for ARO liabilities, including amounts classified as current in the Consolidated Statement of Financial Position were $187 million and $176 million at December 31, 2011 and 2010, respectively.

Notes to Consolidated Financial Statements

International Business Machines Corporation and Subsidiary Companies

Note L.

Equity Activity

The authorized capital stock of IBM consists of 4,687,500,000 shares of common stock with a $.20 per share par value, of which 1,163,182,565 shares were outstanding at December 31, 2011 and 150,000,000 shares of preferred stock with a $.01 per share par value, none of which were outstanding at December 31, 2011.

Stock Repurchases

The Board of Directors authorizes the company to repurchase IBM common stock. The company repurchased 88,683,716 common shares at a cost of $15,034 million, 117,721,650 common shares at a cost of $15,419 million and 68,650,727 common shares at a cost of $7,534 million in 2011, 2010 and 2009, respectively. These amounts reflect transactions executed through December 31 of each year. Actual cash disbursements for repurchased shares may differ due to varying settlement dates for these transactions. At December 31, 2011, $8,660 million of Board common stock repurchase authorization was still available. The company plans to purchase shares on the open market or in private transactions from time to time, depending on market conditions.

Other Stock Transactions

The company issued the following shares of common stock as part of its stock-based compensation plans and employee stock purchase plan: 20,669,785 shares in 2011, 34,783,386 shares in 2010 and 30,034,808 shares in 2009.The company issued 4,920,198 treasury shares in 2011, 7,929,318 treasury shares in 2010 and 6,408,265 treasury shares in 2009, as a result of exercises of stock options by employees of certain acquired businesses and by non-U.S. employees. Also, as part of the company’s stock-based compensation plans, 1,717,246 common shares at a cost of $289 million, 2,334,932 common shares at a cost of $297 million and 1,550,846 common shares at a cost of $161 million in 2011, 2010 and 2009, respectively, were remitted by employees to the company in order to satisfy minimum statutory tax withholding requirements. These amounts are included in the treasury stock balance in the Consolidated Statement of Financial Position and the Consolidated Statement of Changes in Equity.

Notes to Consolidated Financial Statements

International Business Machines Corporation and Subsidiary Companies

Taxes Related to Items of Other Comprehensive Income

($ in millions)

	Before Tax	Tax (Expense)/	Net of Tax
For the year ended December 31, 2011:	Amount	Benefit	Amount
Other comprehensive income:
Foreign currency translation adjustments	$(693)	$(18)	$(711)
Net changes related to available-for-sale securities
Unrealized gains/(losses) arising during the period	$(14)	$5	$(9)
Reclassification of (gains)/losses to net income	(231)	88	(143)
Subsequent changes in previously impaired securities arising during the period	4	(1)	3
Total net changes related to available-for-sale securities	$(241)	$91	$(150)
Unrealized gains/(losses) on cash flow hedges
Unrealized gains/(losses) arising during the period	$(266)	$105	$(162)
Reclassification of (gains)/losses to net income	511	(182)	329
Total unrealized gains/(losses) on cash flow hedges	$245	$(77)	$167
Retirement-related benefit plans
Prior service costs/(credits)	$(28)	$7	$(22)
Net (losses)/gains arising during the period	(5,463)	1,897	(3,566)
Curtailments and settlements	11	(3)	7
Amortization of prior service (credits)/cost	(157)	62	(94)
Amortization of net gains/(losses)	1,847	(619)	1,227
Total retirement-related benefit plans	$(3,790)	$1,343	$(2,448)
Other comprehensive income/(loss)	$(4,479)	$1,339	$(3,142)

($ in millions)

	Before Tax	Tax (Expense)/	Net of Tax
For the year ended December 31, 2010:	Amount	Benefit	Amount
Other comprehensive income:
Foreign currency translation adjustments	$712	$(69)	$643
Net changes related to available-for-sale securities
Unrealized gains/(losses) arising during the period	$70	$(24)	$46
Reclassification of (gains)/losses to net income	0	(0)	(0)
Subsequent changes in previously impaired securities arising during the period	8	(3)	5
Total net changes related to available-for-sale securities	$78	$(27)	$51
Unrealized gains/(losses) on cash flow hedges
Unrealized gains/(losses) arising during the period	$371	$(120)	$251
Reclassification of (gains)/losses to net income	203	(68)	134
Total unrealized gains/(losses) on cash flow hedges	$573	$(188)	$385
Retirement-related benefit plans
Prior service costs/(credits)	$28	$(8)	$20
Net (losses)/gains arising during the period	(2,728)	1,016	(1,712)
Curtailments and settlements	10	(3)	7
Amortization of prior service (credits)/cost	(183)	67	(116)
Amortization of net gains/(losses)	1,249	(441)	808
Total retirement-related benefit plans	$(1,624)	$632	$(992)
Other comprehensive income/(loss)	$(260)	$348	$87

Notes to Consolidated Financial Statements

International Business Machines Corporation and Subsidiary Companies

($ in millions)

	Before Tax	Tax (Expense)/	Net of Tax
For the year ended December 31, 2009:	Amount	Benefit	Amount
Other comprehensive income:
Foreign currency translation adjustments	$1,675	$57	$1,732
Net changes related to available-for-sale securities
Unrealized gains/(losses) arising during the period	$118	$(47)	$72
Reclassification of (gains)/losses to net income	64	(24)	39
Subsequent changes in previously impaired securities arising during the period	—	—	—
Total net changes related to available-for-sale securities	$182	$(71)	$111
Unrealized gains/(losses) on cash flow hedges
Unrealized gains/(losses) arising during the period	$(718)	$224	$(493)
Reclassification of (gains)/losses to net income	(94)	32	(63)
Total unrealized gains/(losses) on cash flow hedges	$(812)	$256	$(556)
Retirement-related benefit plans
Prior service costs/(credits)	$375	$(146)	$229
Net (losses)/gains arising during the period	1,433	(439)	994
Curtailments and settlements	(125)	33	(93)
Amortization of prior service (credits)/cost	(162)	55	(107)
Amortization of net gains/(losses)	1,105	(402)	704
Total retirement-related benefit plans	$2,626	$(898)	$1,727
Other comprehensive income/(loss)	$3,671	$(656)	$3,015

Accumulated Other Comprehensive Income/(Loss) (net of tax)

($ in millions)

			Net Change	Net Unrealized
	Net Unrealized	Foreign	Retirement-	Gains/Losses	Accumulated
	Gains/(Losses)	Currency	Related	on Available-	Other
	on Cash Flow	Translation	Benefit	For-Sale	Comprehensive
	Hedges	Adjustments*	Plans	Securities	Income/(Loss)
December 31, 2009	$(481)	$1,836	$(20,297)	$113	$(18,830)
Change for period	385	643	(992)	51	87
December 31, 2010	(96)	2,478	(21,289)	164	$(18,743)
Change for period	167	(711)	(2,448)	(150)	(3,142)
December 31, 2011	$71	$1,767	$(23,737)	$13	$(21,885)

* Foreign currency translation adjustments are presented gross except for any associated hedges which are presented net of tax.

Note M.
Contingencies and Commitments

Contingencies

As a company with a substantial employee population and with clients in more than 170 countries, IBM is involved, either as plaintiff or defendant, in a variety of ongoing claims, demands, suits, investigations, tax matters and proceedings that arise from time to time in the ordinary course of its business. The company is a leader in the information technology industry and, as such, has been and will continue to be subject to claims challenging its IP rights and associated products and offerings, including claims of copyright and patent infringement and violations of trade secrets and other IP rights. In addition, the company enforces its own IP against infringement, through license negotiations, lawsuits or otherwise. Also, as is typical for companies of IBM’s scope and scale, the company is party to actions and proceedings in various jurisdictions involving a wide range of labor and employment issues (including matters related to contested employment decisions, country-specific labor and employment laws, and the company’s pension, retirement and other benefit plans), as well as actions with respect to contracts, product liability, securities, foreign operations, competition law and environmental matters. These actions may be commenced by a number of different parties, including competitors, clients, current or former employees, government and regulatory agencies, stockholders and representatives of the locations in which the company does business. Some of the actions to which the company is party may involve particularly complex technical issues, and some actions may raise novel questions under the laws of the various jurisdictions in which these matters arise.

The company records a provision with respect to a claim, suit, investigation or proceeding when it is probable that a liability has been incurred and the amount of the loss can be reasonably estimated. Any recorded liabilities, including any changes to such

Notes to Consolidated Financial Statements

International Business Machines Corporation and Subsidiary Companies

liabilities for the years ended December 31, 2011, 2010 and 2009 were not material to the Consolidated Financial Statements.

In accordance with the relevant accounting guidance, the company provides disclosures of matters for which the likelihood of material loss is at least reasonably possible. In addition, the company also discloses matters based on its consideration of other matters and qualitative factors, including the experience of other companies in the industry, and investor, customer and employee relations considerations.

With respect to certain of the claims, suits, investigations and proceedings discussed herein, the company believes at this time that the likelihood of any material loss is remote, given, for example, the procedural status, court rulings, and/or the strength of the company’s defenses in those matters. With respect to the remaining claims, suits, investigations and proceedings discussed in this Note, the company is unable to provide estimates of reasonably possible losses or range of losses, including losses in excess of amounts accrued, if any, for the following reasons. Claims, suits, investigations and proceedings are inherently uncertain, and it is not possible to predict the ultimate outcome of these matters. It is the company’s experience that damage amounts claimed in litigation against it are unreliable and unrelated to possible outcomes, and as such are not meaningful indicators of the company’s potential liability. Further, the company is unable to provide such an estimate due to a number of other factors with respect to these claims, suits, investigations and proceedings, including considerations of the procedural status of the matter in question, the presence of complex or novel legal theories, and/or the ongoing discovery and development of information important to the matters. The company reviews claims, suits, investigations and proceedings at least quarterly, and decisions are made with respect to recording or adjusting provisions and disclosing reasonably possible losses or range of losses (individually or in the aggregate), to reflect the impact and status of settlement discussions, discovery, procedural and substantive rulings, reviews by counsel and other information pertinent to a particular matter.

Whether any losses, damages or remedies finally determined in any claim, suit, investigation or proceeding could reasonably have a material effect on the company’s business, financial condition, results of operations or cash flows will depend on a number of variables, including: the timing and amount of such losses or damages; the structure and type of any such remedies; the significance of the impact any such losses, damages or remedies may have in the Consolidated Financial Statements; and the unique facts and circumstances of the particular matter that may give rise to additional factors. While the company will continue to defend itself vigorously, it is possible that the company’s business, financial condition, results of operations or cash flows could be affected in any particular period by the resolution of one or more of these matters.

The following is a summary of the more significant legal matters involving the company.

The company is a defendant in an action filed on March 6, 2003 in state court in Salt Lake City, Utah by the SCO Group (SCO v. IBM). The company removed the case to Federal Court in Utah. Plaintiff is an alleged successor in interest to some of AT&T’s UNIX IP rights, and alleges copyright infringement, unfair competition, interference with contract and breach of contract with regard to the company’s distribution of AIX and Dynix and contribution of code to Linux. The company has asserted counterclaims, including breach of contract, violation of the Lanham Act, unfair competition, intentional torts, unfair and deceptive trade practices, breach of the General Public License that governs open source distributions, promissory estoppel and copyright infringement. Motions for summary judgment were heard in March 2007, and the court has not yet issued its decision. On September 14, 2007, plaintiff filed for bankruptcy protection, and all proceedings in this case were stayed. On August 25, 2009, the U.S. Bankruptcy Court for the District of Delaware approved the appointment of a Chapter 11 Trustee of SCO. The court in another suit, the SCO Group, Inc. v. Novell, Inc., held a trial in March 2010. The jury found that Novell is the owner of UNIX and UnixWare copyrights; the judge subsequently ruled that SCO is obligated to recognize Novell’s waiver of SCO’s claims against IBM and Sequent for breach of UNIX license agreements. On August 30, 2011, the Tenth Circuit Court of Appeals affirmed the district court’s ruling and denied SCO’s appeal of this matter. In November 2011, SCO filed a motion in Federal Court in Utah seeking to reopen the SCO v. IBM case.

Complaints against IBM were filed with the European Commission (EC) by Platform Solutions, Inc. in 2007, T3 Technologies, Inc. in 2009 and TurboHercules SAS in 2010. Each complaint alleged that IBM violated European Competition law, primarily by refusing to license its patents and trade secrets to the complainants and by refusing to license its software for use on computer systems made and/or sold by complainants. Each complaint has been withdrawn, and in September 2011, the EC closed these investigations. IBM had been notified that the U.S. Department of Justice (DOJ) was investigating possible antitrust violations by IBM based on the company’s refusal to license certain patents and trade secrets and its refusal to license its software for use on systems that IBM believes infringe its intellectual property rights. In October 2011, the DOJ notified IBM that this investigation has been closed.

The company was a defendant in an action filed on April 2, 2009 in the United States District Court for the Eastern District of Texas by ACQIS LLC (Acqis), which alleged that certain IBM products infringe certain patents relating generally to modular computing devices. Acqis sought damages and injunctive relief. The trial took place in February 2011, and in late February, the jury found in favor of Acqis and awarded damages in the amount of $9 million. Both parties submitted post-trial motions. In late December 2011, the parties entered into a settlement agreement resolving all claims between them.

The company was a defendant in an action filed on February 5, 2010 in the United States District Court for the Eastern District of Virginia by TecSec, Inc., which alleged that certain IBM products infringe certain patents relating generally to encryption. TecSec sought damages and injunctive relief. The case was set for trial in March 2011. In late February 2011, the court granted IBM’s motion for summary judgment of non-infringement, and final judgment has been entered in favor of IBM. TecSec filed an appeal, and in mid-January 2012, the Court of Appeals for the Federal Circuit affirmed judgment in favor of IBM.

On May 13, 2010, IBM and the State of Indiana (acting on behalf of the Indiana Family and Social Services Administration) sued one another in a dispute over a 2006 contract regarding the modernization

Notes to Consolidated Financial Statements

International Business Machines Corporation and Subsidiary Companies

of social service program processing in Indiana. The State terminated the contract, claiming that IBM was in breach, and the State is seeking damages. IBM believes the State’s claims against it are without merit and is seeking payment of termination amounts specified in the contract. Trial began in late February 2012 in Marion County, Indiana Superior Court.

The company was named as a co-defendant in numerous purported class actions filed on and after March 18, 2011 in federal and state courts in California in connection with an information technology outsourcing agreement between Health Net, Inc. and IBM. The matters were consolidated in the United States District Court for the Eastern District of California, and plaintiffs filed a consolidated complaint on July 15, 2011. The consolidated complaint alleges that the company violated the California Confidentiality of Medical Information Act in connection with hard drives that are unaccounted for at one of Health Net’s data centers in California; plaintiffs have been notified by Health Net that certain of their personal information is believed to be contained on those hard drives. Plaintiffs seek damages, as well as injunctive and declaratory relief. IBM has also received a request for information regarding this matter from the California Attorney General. On January 12, 2012, the court granted IBM’s motion to dismiss the complaint for lack of standing, and on February 22, the case against IBM was dismissed.

IBM United Kingdom Limited (IBM UK) initiated legal proceedings in May 2010 before the High Court in London against the IBM UK Pensions Trust (the UK Trust) and two representative beneficiaries of the UK Trust membership. IBM UK is seeking a declaration that it acted lawfully both in notifying the Trustee of the UK Trust that it was closing its UK defined benefit plans to future accruals for most participants and in implementing the company’s new retirement policy. The trial in the High Court is scheduled to begin in February 2013. In addition, IBM UK is a defendant in approximately 275 individual actions brought since early 2010 by participants of the defined benefits plans who left IBM UK. These actions, which allege constructive dismissal and age discrimination, are pending before the Employment Tribunal in Southampton UK and are currently stayed pending resolution of the above-referenced High Court proceedings. In a separate but related proceeding, in March 2011, the Trustee of the IBM UK Trust was granted leave to initiate a claim before the High Court in London against IBM UK and one member of the UK Trust membership, seeking an order modifying certain documents and terms relating to retirement provisions in IBM UK’s largest defined benefit plan dating back to 1983. The trial of these proceedings is scheduled to begin in May 2012.

In March 2011, the company announced that it has agreed to settle a civil enforcement action with the SEC relating to activities by employees of IBM Korea, LG IBM, IBM (China) Investment Company Limited and IBM Global Services (China) Co., Ltd., during the period from 1998 through 2009, allegedly in violation of the Foreign Corrupt Practices Act of 1977. As part of the settlement, IBM has consented to the entry of a judgment relating to the books and records and internal control provisions of the securities laws. IBM has also agreed to pay a total of $10 million, categorized by the SEC as follows: (i) $5.3 million, representing profits gained as a result of the conduct alleged in the SEC’s complaint, (ii) prejudgment interest on that amount of $2.7 million, and (iii) a civil penalty of $2 million. The settlement is subject to court approval.

The company is a defendant in numerous actions filed after January 1, 2008 in the Supreme Court for the State of New York, county of Broome, on behalf of hundreds of plaintiffs. The complaints allege numerous and different causes of action, including for negligence and recklessness, private nuisance and trespass. Plaintiffs in these cases seek medical monitoring and claim damages in unspecified amounts for a variety of personal injuries and property damages allegedly arising out of the presence of groundwater contamination and vapor intrusion of groundwater contaminants into certain structures in which plaintiffs reside or resided, or conducted business, allegedly resulting from the release of chemicals into the environment by the company at its former manufacturing and development facility in Endicott. These complaints also seek punitive damages in an unspecified amount. The first trial in these cases is scheduled to begin in October 2012.

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

Commitments

The company’s extended lines of credit to third-party entities include unused amounts of $4,040 million and $3,415 million at December 31, 2011 and 2010, respectively. A portion of these amounts was available to the company’s business partners to support their working capital needs. In addition, the company has committed to provide future financing to its clients in connection with client purchase agreements for approximately $2,567 million and $2,825 million at December 31, 2011 and 2010, respectively.

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

In addition, the company guarantees certain loans and financial commitments. The maximum potential future payment under these financial guarantees was $42 million and $48 million at December 31, 2011 and 2010, respectively. The fair value of the guarantees recognized in the Consolidated Statement of Financial Position is not material.

Note N.

Taxes

($ in millions)

For the year ended December 31:	2011	2010	2009
Income before income taxes
U.S. operations	$9,716	$9,140	$9,524
Non-U.S. operations	11,287	10,583	8,614
Total income before income taxes	$21,003	$19,723	$18,138

The provision for income taxes by geographic operations is as follows:

($ in millions)

For the year ended December 31:	2011	2010	2009
U.S. operations	$2,141	$2,000	$2,427
Non-U.S. operations	3,007	2,890	2,286
Total provision for income taxes	$5,148	$4,890	$4,713

The components of the provision for income taxes by taxing jurisdiction are as follows:

($ in millions)

For the year ended December 31:	2011	2010	2009
U.S. federal
Current	$268	$190	$473
Deferred	909	1,015	1,341
	1,177	1,205	1,814
U.S. state and local
Current	429	279	120
Deferred	81	210	185
	510	489	305
Non-U.S.
Current	3,239	3,127	2,347
Deferred	222	69	247
	3,461	3,196	2,594
Total provision for income taxes	5,148	4,890	4,713
Provision for social security, real estate, personal property and other taxes	4,289	4,018	3,986
Total taxes included in net income	$9,437	$8,908	$8,699

A reconciliation of the statutory U.S. federal tax rate to the company’s effective tax rate is as follows:

($ in millions)

For the year ended December 31:	2011	2010	2009
Statutory rate	35%	35%	35%
Foreign tax differential	(10)	(10)	(9)
State and local	2	2	1
Other	(2)	(2)	(1)
Effective rate	25%	25%	26%

The significant components reflected within the tax rate reconciliation above labeled “Foreign tax differential” include the effects of foreign subsidiaries’ earnings taxed at rates other than the U.S. statutory rate, foreign export incentives, U.S. tax impacts of non-U.S. earnings repatriation and any net impacts of intercompany transactions. These items also reflect audit settlements or changes in the amount of unrecognized tax benefits associated with each of these items.

In the second quarter of 2011, the company reached agreement with the Internal Revenue Service (IRS) related to the valuation of certain intellectual property within the 2004-2005 and 2006-2007 audit periods. The agreement resolved all open matters for the period 2004 though 2007 with the IRS. As a result, the company recorded a benefit to the provision for income taxes of $173 million.

In the fourth quarter of 2011, the IRS commenced its audit of the company’s U.S. tax returns for the years 2008 through 2010.

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

The significant components of deferred tax assets and liabilities that are recorded in the Consolidated Statement of Financial Position were as follows:

Deferred Tax Assets

($ in millions)

At December 31:	2011	2010
Retirement benefits	$5,169	$4,131
Share-based and other compensation	1,598	1,570
Domestic tax loss/credit carryforwards	914	948
Deferred income	834	1,080
Foreign tax loss/credit carryforwards	752	758
Bad debt, inventory and warranty reserves	608	564
Depreciation	474	470
Capitalized research and development	70	291
Other	1,409	1,486
Gross deferred tax assets	11,828	11,298
Less: valuation allowance	912	795
Net deferred tax assets	$10,916	$10,503

Deferred Tax Liabilities

($ in millions)

At December 31:	2011	2010
Leases	$2,149	$1,950
Depreciation	1,421	1,223
Goodwill and intangible assets	796	909
Retirement benefits	551	338
Software development costs	466	638
Other	1,121	1,114
Gross deferred tax liabilities	$6,504	$6,172

For income tax return purposes, the company has foreign and domestic loss carryforwards, the tax effect of which is $791 million, as well as domestic and foreign credit carryforwards of $875 million. Substantially all of these carryforwards are available for at least two years or are available for 10 years or more.

The valuation allowance at December 31, 2011 principally applies to certain foreign, state and local loss carryforwards that, in the opinion of management, are more likely than not to expire unutilized. However, to the extent that tax benefits related to these carryforwards are realized in the future, the reduction in the valuation allowance will reduce income tax expense.

The amount of unrecognized tax benefits at December 31, 2011 increased by $282 million in 2011 to $5,575 million. A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

($ in millions)

	2011	2010	2009
Balance at January 1	$5,293	$4,790	$3,898
Additions based on tax positions related to the current year	672	1,054	554
Additions for tax positions of prior years	379	1,768	634
Reductions for tax positions of prior years (including impacts due to a lapse in statute)	(538)	(1,659)	(277)
Settlements	(231)	(660)	(19)
Balance at December 31	$5,575	$5,293	$4,790

The additions to unrecognized tax benefits related to the current and prior years are primarily attributable to non-U.S. issues, certain tax incentives and credits, acquisition-related matters and state issues. The settlements and reductions to unrecognized tax benefits for tax positions of prior years are primarily related to non-U.S. audits and to the conclusion of the IRS examination of the company’s income tax returns for 2004 through 2007, related to the valuation of certain intellectual property, as well as impacts due to lapses in statutes of limitation.

In April 2010, the company appealed the determination of a non-U.S. taxing authority with respect to certain foreign tax losses. The tax benefit of these losses, approximately $1,475 million, had been included in unrecognized tax benefits within 2010 additions for tax positions of prior years. The tax benefit of these losses total $1,557 million as of December 31, 2011. The increase was driven by currency and has been included in the 2011 additions for tax positions of prior years. In April 2011, the company received notification that the appeal had been denied. In June 2011, the company filed a lawsuit challenging this decision. No final determination has been reached on this matter.

The liability at December 31, 2011 of $5,575 million can be reduced by $485 million of offsetting tax benefits associated with the correlative effects of potential transfer pricing adjustments, state income taxes and timing adjustments. The net amount of $5,090 million, if recognized, would favorably affect the company’s effective tax rate. The net amounts at December 31, 2010 and 2009 were $4,849 million and $4,213 million, respectively.

Interest and penalties related to income tax liabilities are included in income tax expense. During the year ended December 31, 2011, the company recognized $129 million in interest expense and penalties; in 2010, the company recognized a $15 million benefit in interest expense and penalties, and in 2009, the company recognized $193 million in interest expense and penalties. The company has $461 million for the payment of interest and penalties accrued at December 31, 2011 and had $374 million accrued at December 31, 2010.

Notes to Consolidated Financial Statements

International Business Machines Corporation and Subsidiary Companies

Within the next 12 months, the company believes it is reasonably possible that the total amount of unrecognized tax benefits associated with certain positions may be reduced. The company expects that certain foreign and state issues may be concluded in the next 12 months. The company estimates that the unrecognized tax benefits at December 31, 2011 could be reduced by $138 million.

With limited exception, the company is no longer subject to U.S. federal, state and local or non-U.S. income tax audits by taxing authorities for years through 2007. The years subsequent to 2007 contain matters that could be subject to differing interpretations of applicable tax laws and regulations as it relates to the amount and/ or timing of income, deductions and tax credits. Although the outcome of tax audits is always uncertain, the company believes that adequate amounts of tax and interest have been provided for any adjustments that are expected to result for these years.

The company has not provided deferred taxes on $37.9 billion of undistributed earnings of non-U.S. subsidiaries at December 31, 2011, as it is the company’s policy to indefinitely reinvest these earnings in non-U.S. operations. However, the company periodically repatriates a portion of these earnings to the extent that it does not incur an additional U.S. tax liability. Quantification of the deferred tax liability, if any, associated with indefinitely reinvested earnings is not practicable.

Note O.

Research, Development and Engineering

RD&E expense was $6,258 million in 2011, $6,026 million in 2010 and $5,820 million in 2009.

The company incurred expense of $5,990 million, $5,720 million and $5,523 million in 2011, 2010 and 2009, respectively, for scientific research and the application of scientific advances to the development of new and improved products and their uses, as well as services and their application. Within these amounts, software-related expense was $3,097 million, $3,028 million and $2,991 million in 2011, 2010 and 2009, respectively.

Expense for product-related engineering was $267 million, $306 million and $297 million in 2011, 2010 and 2009, respectively.

Note P.

Earnings Per Share of Common Stock

The following table presents the computation of basic and diluted earnings per share of common stock.

($ in millions except per share amounts)

For the year ended December 31:	2011	2010	2009
Weighted-average number of shares on which earnings per share calculations are based:
Basic	1,196,951,006	1,268,789,202	1,327,157,410
Add—incremental shares under stock-based compensation plans	14,241,131	16,189,053	12,258,864
Add—incremental shares associated with contingently issuable shares	2,575,848	2,377,133	1,936,480
Assuming dilution	1,213,767,985	1,287,355,388	1,341,352,754
Net income on which basic earnings per share is calculated	$15,855	$14,833	$13,425
Less—net income applicable to contingently issuable shares	0	0	—
Net income on which diluted earnings per share is calculated	$15,855	$14,833	$13,425
Earnings/(loss) per share of common stock
Assuming dilution	$13.06	$11.52	$10.01
Basic	$13.25	$11.69	$10.12

Stock options to purchase 612,272 common shares in 2009 were outstanding, but were not included in the computation of diluted earnings per share because the exercise price of the options was greater than the average market price of the common shares for the applicable full year, and therefore, the effect would have been antidilutive.

Notes to Consolidated Financial Statements

International Business Machines Corporation and Subsidiary Companies

Note Q.

Rental Expense and Lease Commitments

Rental expense, including amounts charged to inventories and fixed assets, and excluding amounts previously reserved, was $1,836 million in 2011, $1,727 million in 2010 and $1,677 million in 2009. Rental expense in agreements with rent holidays and scheduled rent increases is recorded on a straight-line basis over the lease term.

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

($ in millions)

	2012	2013	2014	2015	2016	Beyond 2016
Operating lease commitments
Gross minimum rental commitments (including vacant space below)	$1,562	$1,324	$1,000	$689	$443	$613
Vacant space	$29	$10	$9	$7	$3	$1
Sublease income commitments	$29	$14	$9	$5	$4	$8
Capital lease commitments	$19	$28	$13	$14	$7	$5

Note R.

Stock-Based Compensation

Stock-based compensation cost is measured at grant date, based on the fair value of the award, and is recognized over the employee requisite service period. See note A, “Significant Accounting Policies,” on page 82 for additional information.

The following table presents total stock-based compensation cost included in the Consolidated Statement of Earnings.

($ in millions)

For the year ended December 31:	2011	2010	2009
Cost	$120	$94	$94
Selling, general and administrative	514	488	417
Research, development and engineering	62	48	47
Other (income) and expense*	—	(1)	—
Pre-tax stock-based compensation cost	697	629	558
Income tax benefits	(246)	(240)	(221)
Total stock-based compensation cost	$450	$389	$337

* Reflects the one-time effects of the sale of the Product Lifecycle Management activities.

Total unrecognized compensation cost related to non-vested awards at December 31, 2011 and 2010 was $1,169 million and $1,044 million, respectively, and is expected to be recognized over a weighted-average period of approximately three years.

There was no significant capitalized stock-based compensation cost at December 31, 2011, 2010 and 2009.

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

The amount of shares originally authorized to be issued under the company’s existing Plans was 274.1 million at December 31, 2011. In addition, certain incentive awards granted under previous plans, if and when those awards were canceled, could be reissued under the company’s existing Plans. As such, 66.2 million additional awards were considered authorized to be issued under the company’s existing Plans as of December 31, 2011. There were 124.8 million unused shares available to be granted under the Plans as of December 31, 2011.

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

During the years ended December 31, 2011, 2010 and 2009, the company did not grant stock options.

The following table summarizes option activity under the Plans during the years ended December 31, 2011, 2010 and 2009.

	2011		2010		2009
	Weighted Average Exercise Price	Number of Shares Under Option	Weighted Average Exercise Price	Number of Shares Under Option	Weighted Average Exercise Price	Number of Shares Under Option

Balance at January 1	$94	39,197,728	$98	73,210,457	$102	119,307,170
Options exercised	98	(18,144,309)	101	(33,078,316)	98	(28,100,192)
Options canceled/expired	107	(391,097)	108	(934,413)	127	(17,996,521)
Balance at December 31	$90	20,662,322	$94	39,197,728	$98	73,210,457
Exercisable at December 31	$90	20,662,322	$94	39,197,728	$98	72,217,126

The shares under option at December 31, 2011 were in the following exercise price ranges:

	Options Outstanding and Exercisable
				Weighted Average
	Weighted	Number of	Aggregate	Remaining
	Average	Shares	Intrinsic	Contractual Life
Exercise Price Range	Exercise Price	Under Option	Value	(in Years)
$61–$85	$78	8,079,175	$857,827,574	1.3
$86–$105	97	11,061,890	957,308,722	2.6
$106 and over	106	1,521,257	118,474,466	2.0
	$90	20,662,322	$1,933,610,763	2.1

In connection with various acquisition transactions, there was an additional 1.0 million stock-based awards, consisting of stock options and restricted stock units, outstanding at December 31, 2011, as a result of the company’s assumption of stock-based awards previously granted by the acquired entities. The weighted-average exercise price of these awards was $59 per share.

Exercises of Employee Stock Options

The total intrinsic value of options exercised during the years ended December 31, 2011, 2010 and 2009 was $1,269 million, $1,072 million and $639 million, respectively. The total cash received from employees as a result of employee stock option exercises for the years ended December 31, 2011, 2010 and 2009 was approximately $1,786 million, $3,347 million and $2,744 million, respectively. In connection with these exercises, the tax benefits realized by the company for the years ended December 31, 2011, 2010 and 2009 were $412 million, $351 million and $243 million, respectively.

The company settles employee stock option exercises primarily with newly issued common shares and, occasionally, with treasury shares. Total treasury shares held at December 31, 2011 and 2010 were approximately 1,019 million and 934 million shares, respectively.

Notes to Consolidated Financial Statements

International Business Machines Corporation and Subsidiary Companies

Stock Awards

In lieu of stock options, the company currently grants its employees stock awards. These awards are made in the form of Restricted Stock Units (RSUs), including Retention Restricted Stock Units (RRSUs) or Performance Share Units (PSUs).

The tables below summarize RSU and PSU activity under the Plans during the years ended December 31, 2011, 2010 and 2009.

RSUs

	2011		2010		2009
	Weighted		Weighted		Weighted
	Average	Number	Average	Number	Average	Number
	Grant Price	of Units	Grant Price	of Units	Grant Price	of Units
Balance at January 1	$110	11,196,446	$102	13,405,654	$100	12,397,515
RSUs granted	154	5,196,802	122	3,459,303	105	4,432,449
RSUs released	106	(3,508,700)	98	(5,102,951)	99	(2,748,613)
RSUs canceled/forfeited	122	(665,947)	105	(565,560)	101	(675,697)
Balance at December 31	$129	12,218,601	$110	11,196,446	$102	13,405,654

PSUs

	2011		2010		2009
	Weighted		Weighted		Weighted
	Average	Number	Average	Number	Average	Number
	Grant Price	of Units	Grant Price	of Units	Grant Price	of Units
Balance at January 1	$111	3,649,288	$107	3,476,737	$102	3,078,694
PSUs granted at target	154	1,055,687	117	1,239,468	101	1,568,129
Additional shares earned above target*	118	230,524	103	463,913	83	396,794
PSUs released	118	(1,189,765)	103	(1,486,484)	83	(1,440,099)
PSUs canceled/forfeited	118	(58,743)	108	(44,346)	111	(126,781)
Balance at December 31**	$122	3,686,991	$111	3,649,288	$107	3,476,737

*                 Represents additional shares issued to employees after vesting of PSUs because final performance metrics exceeded specified targets.

**          Represents the number of shares expected to be issued based on achievement of grant date performance targets. The actual number of shares issued depends on the company’s performance against specified targets over the vesting period.

RSUs are stock awards granted to employees that entitle the holder to shares of common stock as the award vests, typically over a one- to five-year period. The fair value of the awards is determined and fixed on the grant date based on the company’s stock price. RSUs granted to employees prior to January 1, 2008 are considered participating securities as they receive non-forfeitable dividend equivalents at the same rate as common stock. Any unvested awards that contain these rights are included in computing earnings per share pursuant to the two-class method. For RSUs awarded on or after January 1, 2008, dividend equivalents are not paid. The fair value of such RSUs is determined and fixed on the grant date based on the company’s stock price adjusted for the exclusion of dividend equivalents.

The remaining weighted-average contractual term of RSUs at December 31, 2011, 2010 and 2009 is the same as the period over which the remaining cost of the awards will be recognized, which is approximately three years. The fair value of RSUs granted during the years ended December 31, 2011, 2010 and 2009 was $803 million, $421 million and $467 million, respectively. The total fair value of RSUs vested and released during the years ended December 31, 2011, 2010 and 2009 was $373 million, $503 million and $272 million, respectively. As of December 31, 2011, 2010 and 2009, there was $1,021 million, $865 million and $892 million, respectively, of unrecognized compensation cost related to non-vested RSUs. The company received no cash from employees as a result of employee vesting and release of RSUs for the years ended December 31, 2011, 2010 and 2009. In the second quarter of 2011, the company granted equity awards valued at approximately $1 thousand each to about 400,000 non-executive employees. These awards were made under the Plans and vest in December 2015.

PSUs are stock awards where the number of shares ultimately received by the employee depends on the company’s performance against specified targets and typically vest over a three-year period. The fair value of each PSU is determined on the grant date, based on the company’s stock price, and assumes that performance targets will be achieved. Over the performance period, the number of shares of stock that will be issued is adjusted upward or downward based upon the probability of achievement of performance targets. The ultimate number of shares issued and the related compensation cost recognized as expense will be based on a comparison of the final performance metrics to the specified targets. The fair value of PSUs granted at target during the years ended December 31, 2011, 2010 and 2009 was $165 million, $145 million and $159 million, respectively. Total fair value of PSUs vested and released during the years ended December 31, 2011, 2010 and 2009 was $141 million, $153 million and $120 million, respectively.

Notes to Consolidated Financial Statements

International Business Machines Corporation and Subsidiary Companies

In connection with vesting and release of RSUs and PSUs, the tax benefits realized by the company for the years ended December 31, 2011, 2010 and 2009 were $283 million, $293 million and $156 million, respectively.

IBM Employees Stock Purchase Plan

The company maintains a non-compensatory Employees Stock Purchase Plan (ESPP). The ESPP enables eligible participants to purchase full or fractional shares of IBM common stock at a 5 percent discount off the average market price on the day of purchase through payroll deductions of up to 10 percent of eligible compensation. Eligible compensation includes any compensation received by the employee during the year. The ESPP provides for offering periods during which shares may be purchased and continues as long as shares remain available under the ESPP, unless terminated earlier at the discretion of the Board of Directors. Individual ESPP participants are restricted from purchasing more than $25,000 of common stock in one calendar year or 1,000 shares in an offering period.

Employees purchased 1.9 million, 2.4 million and 3.2 million shares under the ESPP during the years ended December 31, 2011, 2010 and 2009, respectively. Cash dividends declared and paid by the company on its common stock also include cash dividends on the company stock purchased through the ESPP. Dividends are paid on full and fractional shares and can be reinvested in the ESPP. The company stock purchased through the ESPP is considered outstanding and is included in the weighted-average outstanding shares for purposes of computing basic and diluted earnings per share.

Approximately 5.4 million, 7.2 million and 9.6 million shares were available for purchase under the ESPP at December 31, 2011, 2010 and 2009, respectively.

Note S.

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

Amounts deferred into the Excess 401(k) are record-keeping (notional) accounts and are not held in trust for the participants.  Participants in the Excess 401(k) may invest their notional accounts  in investments which mirror the primary investment options available  under the 401(k) Plus Plan. Participants in the Excess 401(k) are  also eligible to receive company match and automatic contributions  on eligible compensation deferred into the Excess 401(k) and on  compensation earned in excess of the Internal Revenue Code  pay limit once they have completed one year of service. Through  June 30, 2009, eligible participants also received transition credits.  Amounts deferred into the Excess 401(k), including company  contributions are recorded as liabilities in the Consolidated Statement  of Financial Position.

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

Since January 1, 2004, new hires, as of that date or later, are not  eligible for company subsidized nonpension postretirement benefits.

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

($ in millions)

	U.S. Plans			Non-U.S. Plans			Total
For the year ended December 31:	2011	2010	2009	2011	2010	2009	2011	2010	2009
Defined benefit pension plans	$(774)	$(949)	$(919)	$734	$541	$521	$(40)	$(408)	$(398)
Retention Plan	15	14	13	—	—	—	15	14	13
Total defined benefit pension plans (income)/cost	$(759)	$(935)	$(906)	$734	$541	$521	$(25)	$(394)	$(384)
IBM 401(k) Plus Plan and Non-U.S. plans	$875	$882	$946	$608	$527	$478	$1,483	$1,409	$1,424
Excess 401(k)	30	20	26	—	—	—	30	20	26
Total defined contribution plans cost	$905	$902	$972	$608	$527	$478	$1,513	$1,430	$1,450
Nonpension postretirement benefit plans cost	$269	$281	$292	$76	$66	$58	$345	$347	$350
Total retirement-related benefits net periodic cost	$415	$248	$358	$1,418	$1,134	$1,057	$1,832	$1,382	$1,415

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

($ in millions)

	Benefit Obligations		Fair Value of Plan Assets		Funded Status*
At December 31:	2011	2010	2011	2010	2011	2010
U.S. Plans
Overfunded plans
Qualified PPP	$—	$49,663	$—	$50,259	$—	$596
Underfunded plans
Qualified PPP	52,318	—	51,218	—	(1,100)	—
Excess PPP	1,462	1,360	—	—	(1,462)	(1,360)
Retention Plan	305	271	—	—	(305)	(271)
Nonpension postretirement benefit plan	5,273	5,123	38	35	(5,235)	(5,088)
Total underfunded U.S. plans	$59,358	$6,753	$51,256	$35	$(8,102)	$(6,718)
Non-U.S. Plans
Overfunded plans
Qualified defined benefit pension plans	$13,169	$22,625	$16,011	$25,096	$2,843	$2,471
Nonpension postretirement benefit plans	7	8	7	9	0	1
Total overfunded non-U.S. plans	$13,175	$22,633	$16,018	$25,105	$2,843	$2,472
Underfunded plans
Qualified defined benefit pension plans	$24,659	$14,507	$19,351	$10,626	$(5,308)	$(3,881)
Nonqualified defined benefit pension plans	5,033	5,452	—	—	(5,033)	(5,452)
Nonpension postretirement benefit plans	894	864	105	111	(789)	(753)
Total underfunded non-U.S. plans	$30,587	$20,823	$19,456	$10,737	$(11,131)	$(10,086)
Total overfunded plans	$13,175	$72,296	$16,018	$75,364	$2,843	$3,068
Total underfunded plans	$89,944	$27,576	$70,712	$10,772	$(19,232)	$(16,804)

*          Funded status is recognized in the Consolidated Statement of Financial Position as follows: Asset amounts as prepaid pension assets; (Liability) amounts as compensation and benefits (current liability) and retirement and nonpension postretirement benefit obligations (noncurrent liability).

At December 31, 2011, the company’s qualified defined benefit pension plans worldwide were 96 percent funded compared to the benefit obligations, with the U.S. qualified PPP 98 percent funded. Overall, including nonqualifed plans, the company’s defined benefit pension plans were 89 percent funded.

Notes to Consolidated Financial Statements

International Business Machines Corporation and Subsidiary Companies

Defined Benefit Pension and Nonpension Postretirement Benefit Plan Financial Information

The following tables through page 126 represent financial information  for the company’s retirement-related benefit plans, excluding defined  contribution plans. The defined benefit pension plans under U.S.  Plans consists of the Qualified PPP, the Excess PPP and the Retention  Plan. The defined benefit pension plans and the nonpension  postretirement benefit plans under Non-U.S. Plans consists of all  plans sponsored by the company’s subsidiaries. The nonpension  postretirement benefit plan under U.S. Plan consists of only the U.S.  Nonpension Postretirement Benefit Plan.

The tables below present the components of net periodic (income)/cost of the company’s retirement-related benefit plans recognized in Consolidated Statement of Earnings, excluding defined contribution plans.

($ in millions)

	Defined Benefit Pension Plans
	U.S. Plans			Non-U.S. Plans
For the year ended December 31:	2011	2010	2009	2011	2010	2009
Service cost	$—	$—	$—	$505	$508	$585
Interest cost	2,456	2,601	2,682	1,843	1,841	1,898
Expected return on plan assets	(4,043)	(4,017)	(4,009)	(2,521)	(2,461)	(2,534)
Amortization of transition assets	—	—	—	(0)	(0)	(0)
Amortization of prior service costs/(credits)	10	10	10	(162)	(174)	(126)
Recognized actuarial losses	818	471	411	957	712	624
Curtailments and settlements	—	1	—	1	27	(126)
Multi-employer plans/other costs	—	—	—	111	89	200
Total net periodic (income)/cost	$(759)	$(935)	$(906)	$734	$541	$521

($ in millions)

	Nonpension Postretirement Benefit Plans
	U.S. Plan			Non-U.S. Plans
For the year ended December 31:	2011	2010	2009	2011	2010	2009
Service cost	$33	$33	$41	$11	$9	$10
Interest cost	236	262	289	67	59	51
Expected return on plan assets	—	—	—	(10)	(9)	(8)
Amortization of transition assets	—	—	—	0	0	0
Amortization of prior service costs/(credits)	—	(14)	(39)	(4)	(5)	(6)
Recognized actuarial losses	—	—	—	13	12	11
Total net periodic cost	$269	$281	$292	$76	$66	$58

Notes to Consolidated Financial Statements

International Business Machines Corporation and Subsidiary Companies

The following table presents the changes in benefit obligations and plan assets of the company’s retirement-related benefit plans, excluding defined contribution plans.

($ in millions)

	Defined Benefit Pension Plans				Nonpension Postretirement Benefit Plans
	U.S. Plans		Non-U.S. Plans		U.S. Plan		Non-U.S. Plans
	2011	2010	2011	2010 *	2011	2010	2011	2010
Change in benefit obligation
Benefit obligation at January 1	$51,293	$48,354	$42,584	$41,308	$5,123	$5,100	$872	$767
Service cost	—	—	505	508	33	33	11	9
Interest cost	2,456	2,601	1,843	1,841	236	262	67	59
Plan participants’ contributions	—	—	53	57	228	235	—	—
Acquisitions/divestitures, net	(0)	—	(48)	(75)	(0)	—	(1)	1
Actuarial losses/(gains)	3,551	3,573	812	1,656	244	123	47	32
Benefits paid from trust	(3,121)	(3,145)	(1,995)	(1,957)	(623)	(641)	(7)	(7)
Direct benefit payments	(95)	(92)	(462)	(457)	(32)	(5)	(27)	(25)
Foreign exchange impact	—	—	(423)	(225)	—	—	(60)	37
Medicare/Government subsidies	—	—	—	—	65	16	—	—
Amendments/curtailments/settlements/other	—	1	(8)	(73)	—	—	—	0
Benefit obligation at December 31	$54,085	$51,293	$42,861	$42,584	$5,273	$5,123	$901	$872
Change in plan assets
Fair value of plan assets at January 1	$50,259	$47,269	$35,722	$34,305	$35	$33	$120	$104
Actual return on plan assets	4,080	6,135	1,052	2,983	0	0	13	17
Employer contributions	—	—	728	801	397	408	0	0
Acquisitions/divestitures, net	—	—	(27)	(10)	—	(0)	(0)	(0)
Plan participants’ contributions	—	—	53	57	228	235	—	—
Benefits paid from trust	(3,121)	(3,145)	(1,995)	(1,957)	(623)	(641)	(7)	(7)
Foreign exchange impact	—	—	(537)	(396)	—	—	(15)	6
Amendments/curtailments/settlements/other	—	—	367 **	(61)	—	—	—	—
Fair value of plan assets at December 31	$51,218	$50,259	$35,362	$35,722	$38	$35	$112	$120
Funded status at December 31	$(2,866)	$(1,034)	$(7,499)	$(6,861)	$(5,235)	$(5,088)	$(789)	$(752)
Accumulated benefit obligation+	$54,085	$51,293	$42,063	$41,630	N/A	N/A	N/A	N/A

*                 Excludes a defined benefit pension plan in Brazil due to restrictions on the use of plan assets imposed by governmental regulations.

**          Includes the reinstatement of certain plan assets in Brazil due to a 2011 government ruling allowing certain previously restricted plan assets to be returned to IBM. Beginning June 2011, the assets will be returned to IBM monthly over a three year period, with approximately $200 million expected to be returned during 2012. The remaining surplus in Brazil at December 31, 2011 remains excluded from total plan assets due to continued restrictions imposed by the government on the use of those plan assets.

+ Represents the benefit obligation assuming no future participant compensation increases.

N/A—Not applicable

The following table presents the net funded status recognized in the Consolidated Statement of Financial Position.

($ in millions)

	Defined Benefit Pension Plans				Nonpension Postretirement Benefit Plans
	U.S. Plans		Non-U.S. Plans		U.S. Plan		Non-U.S. Plans
	2011	2010	2011	2010	2011	2010	2011	2010
Prepaid pension assets	$0	$596	$2,843	$2,471	$0	$0	$0	$1
Current liabilities—compensation and benefits	(96)	(94)	(304)	(289)	(437)	(421)	(22)	(22)
Noncurrent liabilities—retirement and nonpension postretirement benefit obligations	(2,770)	(1,536)	(10,038)	(9,044)	(4,798)	(4,667)	(768)	(731)
Funded status—net	$(2,866)	$(1,034)	$(7,499)	$(6,861)	$(5,235)	$(5,088)	$(789)	$(752)

The table on page 126 presents the pre-tax net loss and prior service costs/(credits) and transition (assets)/liabilities recognized in other comprehensive income/(loss) and the changes in the pre-tax net loss, prior service costs/(credits) and transition (assets)/liabilities recognized in accumulated other comprehensive income/(loss) for the retirement-related benefit plans.

Notes to Consolidated Financial Statements

International Business Machines Corporation and Subsidiary Companies

($ in millions)

	Defined Benefit Pension Plans				Nonpension Postretirement Benefit Plans
	U.S. Plans		Non-U.S. Plans		U.S. Plan		Non-U.S. Plans
	2011	2010	2011	2010	2011	2010	2011	2010
Net loss at January 1	$15,865	$14,880	$17,580	$17,172	$492	$397	$180	$167
Current period loss/(gain)	3,514	1,456	1,696	1,130	241	96	45	24
Curtailments and settlements	—	—	(11)	(10)	—	—	—	—
Amortization of net loss included in net periodic (income)/cost	(818)	(471)	(957)	(712)	—	—	(13)	(12)
Net loss at December 31	$18,561	$15,865	$18,309	$17,580	$734	$492	$211	$180
Prior service costs/(credits) at January 1	$149	$159	$(958)	$(1,104)	$—	$(14)	$(14)	$(19)
Current period prior service costs/(credits)	—	—	28	(28)	—	—	(0)	(0)
Curtailments and settlements	—	—	—	—	—	—	—	—
Amortization of prior service (costs)/credits included in net periodic (income)/cost	(10)	(10)	162	174	—	14	4	5
Prior service costs/(credits) at December 31	$139	$149	$(768)	$(958)	$—	$—	$(10)	$(14)
Transition (assets)/liabilities at January 1	$—	$—	$(0)	$(1)	$—	$—	$1	$1
Amortization of transition assets/(liabilities) included in net periodic (income)/cost	—	—	0	0	—	—	(0)	(0)
Transition (assets)/liabilities at December 31	$—	$—	$(0)	$(0)	$—	$—	$0	$1
Total loss recognized in accumulated other comprehensive income/(loss)*	$18,701	$16,014	$17,541	$16,621	$734	$492	$202	$167

*                 See note L, “Equity Activity,” on pages 110 to 112 for the total change in the accumulated other comprehensive income/(loss) and the Consolidated Statement of Comprehensive Income for the components of net periodic (income)/cost, including the related tax effects, recognized in other comprehensive income/(loss) for the retirement-related benefit plans.

The following table presents the pre-tax estimated net loss, estimated prior service costs/(credits) and estimated transition (assets)/ liabilities of the retirement-related benefit plans that will be amortized from accumulated other comprehensive income/(loss) into net periodic (income)/cost in 2012.

($ in millions)

	Defined Benefit		Nonpension Postretirement
	Pension Plans		Benefit Plans
	U.S. Plans	Non-U.S. Plans	U.S. Plan	Non-U.S. Plans
Net loss	$1,343	$1,047	$24	$16
Prior service costs/(credits)	9	(157)	—	(4)
Transition (assets)/liabilities	—	(0)	—	0

During the years ended December 31, 2011, 2010 and 2009, the company paid $16 million, $22 million and $140 million, respectively, for mandatory pension insolvency insurance coverage premiums in certain non-U.S. countries (Germany, Canada, Luxembourg and the U.K.). Premiums were significantly higher in 2009 due to the increased level of insolvencies experienced by other companies as a result of the economic crisis in that period.

No significant amendments of retirement-related benefit plans occurred during the years ended December 31, 2011 and 2010 that had a material effect in the Consolidated Statement of Earnings.

In 2009, the company approved changes to the United Kingdom Pension Plan which included ending benefit accruals under this plan effective April 2011. As a result of this action, the company recorded a curtailment gain of $124 million which was included in 2009 net periodic (income)/cost and reduced the PBO by $85 million.

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

	Defined Benefit Pension Plans
	U.S. Plans			Non-U.S. Plans
	2011	2010	2009	2011	2010	2009
Weighted-average assumptions used to measure net periodic (income)/cost for the year ended December 31:
Discount rate	5.00%	5.60%	5.75%	4.33%	4.84%	4.89%
Expected long-term returns on plan assets	8.00%	8.00%	8.00%	6.41%	6.56%	6.73%
Rate of compensation increase*	N/A	N/A	N/A	2.37%	2.92%	3.09%
Weighted-average assumptions used to measure benefit obligations at December 31:
Discount rate	4.20%	5.00%	5.60%	4.28%	4.33%	4.84%
Rate of compensation increase*	N/A	N/A	N/A	2.43%	2.37%	2.92%

* Rate of compensation increase is not applicable to the U.S. defined benefit pension plans as benefit accruals ceased December 31, 2007 for all participants.

N/A—Not applicable

	Nonpension Postretirement Benefit Plans
	U.S. Plan			Non-U.S. Plans
	2011	2010	2009	2011	2010	2009
Weighted-average assumptions used to measure net periodic cost for the year ended December 31:
Discount rate	4.80%	5.40%	5.75%	7.75%	7.92%	7.36%
Expected long-term returns
on plan assets	N/A	N/A	N/A	9.07%	9.16%	9.19%
Weighted-average assumptions used to measure benefit obligations at December 31:
Discount rate	3.90%	4.80%	5.40%	7.37%	7.75%	7.92%

N/A—Not applicable

Discount Rate

The discount rate assumptions used for retirement-related benefit plans accounting reflect the yields available on high-quality, fixed income debt instruments at the measurement date. For the U.S. and certain non-U.S. countries, a portfolio of high-quality corporate bonds is used to construct a yield curve. The cash flows from the company’s expected benefit obligation payments are then matched to the yield curve to derive the discount rates. In other non-U.S. countries, where the markets for high-quality long-term bonds are not generally as well developed, a portfolio of long-term government bonds is used as a base, to which a credit spread is added to simulate corporate bond yields at these maturities in the jurisdiction of each plan, as the benchmark for developing the respective discount rates.

For the U.S. defined benefit pension plans, the changes in the discount rate assumptions impacted the net periodic (income)/cost and the PBO. The changes in the discount rate assumptions resulted in a decrease in 2011 net periodic income of $171 million, a decrease in 2010 net periodic income of $40 million and a decrease in 2009 net periodic income of $70 million. The changes in the discount rate assumptions resulted in an increase in the PBO of $4,216 million and $2,943 million at December 31, 2011 and 2010, respectively.

For the nonpension postretirement benefit plans, the changes in the discount rate assumptions had no material impact on net periodic cost for the years ended December 31, 2011, 2010 and 2009 and resulted in an increase in the APBO of $359 million and $240 million at December 31, 2011 and 2010, respectively.

Notes to Consolidated Financial Statements

International Business Machines Corporation and Subsidiary Companies

Expected Long-Term Returns on Plan Assets

Expected returns on plan assets, a component of net periodic (income)/cost, represent the expected long-term returns on plan assets based on the calculated market-related value of plan assets. Expected long-term returns on plan assets take into account long-term expectations for future returns and the investment policies and strategies as described on page 129. These rates of return are developed by the company, calculated using an arithmetic average and are tested for reasonableness against historical returns. The use of expected long-term returns on plan assets may result in recognized pension income that is greater or less than the actual returns of those plan assets in any given year. Over time, however, the expected long-term returns are designed to approximate the actual long-term returns, and therefore result in a pattern of income and cost recognition that more closely matches the pattern of the services provided by the employees. Differences between actual and expected returns are recognized as a component of net loss or gain in accumulated other comprehensive income/(loss), which is amortized as a component of net periodic (income)/cost over the service lives or life expectancy of the plan participants, depending on the plan, provided such amounts exceed certain thresholds provided by accounting standards. The market-related value of plan assets recognizes changes in the fair value of plan assets systematically over a five-year period in the expected return on plan assets line in net periodic (income)/cost.

For the U.S. defined benefit pension plan, the Qualified PPP, the expected long-term rate of return on plan assets of 8.00 percent remained constant for the years ended December 31, 2011, 2010 and 2009 and, consequently, had no incremental impact on net periodic (income)/cost.

For the nonpension postretirement benefit plans, the company maintains a nominal, highly liquid trust fund balance to ensure timely payments are made. As a result, for the years ended December 31, 2011, 2010 and 2009, the expected long-term return on plan assets and the actual return on those assets were not material.

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

For the PPP, the change in the interest crediting rate to 1.3 percent for the year ended December 31, 2011, from 1.4 percent for the year ended December 31, 2010, resulted in an increase in 2011 net periodic income of $4 million. The change in the interest crediting rate to 1.4 percent for the year ended December 31, 2010, from 2.8 percent for the year ended December 31, 2009, resulted in an increase in 2010 net periodic income of $62 million. The change in the interest crediting rate to 2.8 percent for the year ended December 31, 2009, from 5.2 percent for the year ended December 31, 2008, resulted in an increase in 2009 net periodic income of $151 million.

Healthcare Cost Trend Rate

For nonpension postretirement benefit plan accounting, the company reviews external data and its own historical trends for healthcare costs to determine the healthcare cost trend rates. However, the healthcare cost trend rate has an insignificant effect on plan costs and obligations as a result of the terms of the plan which limit the company’s obligation to the participants. The company assumes that the healthcare cost trend rate for 2012 will be 7.5 percent. In addition, the company assumes that the same trend rate will decrease to 5 percent over the next five years. A one percentage point increase or decrease in the assumed healthcare cost trend rate would not have had a material effect on 2011, 2010 and 2009 net periodic cost or the benefit obligations as of December 31, 2011 and 2010.

Healthcare Legislation

The expected effects of the U.S. healthcare reform legislation enacted in March 2010 were incorporated into the remeasurements of the U.S. nonpension postretirement benefit plan at December 31, 2011 and 2010. The impact was insignificant as a result of the terms of the plan which limit the company’s obligation to the participants.

Notes to Consolidated Financial Statements

International Business Machines Corporation and Subsidiary Companies

Plan Assets

Retirement-related benefit plan assets are recognized and measured at fair value as described in note A, “Significant Accounting Policies,” on page 84. Because of the inherent uncertainty of valuations, these fair value measurements may not necessarily reflect the amounts the company could realize in current market transactions.

Investment Policies and Strategies

The investment objectives of the Qualified PPP portfolio are designed to generate returns that will enable the plan to meet its future obligations. The precise amount for which these obligations will be settled depends on future events, including the retirement dates and life expectancy of the plans’ participants. The obligations are estimated using actuarial assumptions, based on the current economic environment and other pertinent factors described on pages 126 to 128. The Qualified PPP portfolio’s investment strategy balances the requirement to generate returns, using potentially higher yielding assets such as equity securities, with the need to control risk in the portfolio with less volatile assets, such as fixed-income securities. Risks include, among others, inflation, volatility in equity values and changes in interest rates that could cause the plan to become underfunded, thereby increasing its dependence on contributions from the company. To mitigate any potential concentration risk, careful consideration is given to balancing the portfolio among industry sectors, companies and geographies, taking into account interest rate sensitivity, dependence on economic growth, currency and other factors that affect investment returns. As a result, the Qualified PPP portfolio’s target allocation is 43 percent equity securities, 46 percent fixed income securities, 6 percent real estate and 5 percent other investments, which is consistent with the allocation decisions made by the company’s management and is similar to the prior year target allocation. The table on page 130 details the actual equity, fixed income, real estate and other types of investments in the Qualified PPP portfolio.

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

Market liquidity risks are tightly controlled, with only a modest percentage of the Qualified PPP portfolio invested in private market assets consisting of private equities and private real estate investments, which are less liquid than publicly traded securities. As of December 31, 2011, the Qualified PPP portfolio had $2,663 million in commitments for future investments in private markets to be made over a number of years. These commitments are expected to be funded from plan assets.

Derivatives are used on a limited basis as an effective means to achieve investment objectives and/or as a component of the plan’s risk management strategy. The primary reasons for the use of derivatives are fixed income management, including duration, interest rate management and credit exposure, cash equitization and to manage currency and commodity strategies.

Outside the U.S., the investment objectives are similar to those described above, subject to local regulations. The weighted average target allocation for the non-U.S. plans is 37 percent equity securities, 51 percent fixed income securities, 3 percent real estate and 9 percent other investments, which is consistent with the allocation decisions made by the company’s management. The table on page 130 details the actual equity, fixed income, real estate and other types of investments for non-U.S. plans. In some countries, a higher percentage allocation to fixed income securities is required. In others, the responsibility for managing the investments typically lies with a board that may include up to 50 percent of members elected by employees and retirees. This can result in slight differences compared with the strategies previously described. Generally, these non-U.S. plans do not invest in illiquid assets and their use of derivatives is usually limited to currency hedging, adjusting portfolio durations and reducing specific market risks. The target allocation for equity securities decreased from 47 percent to 37 percent in the current year, offset by an increase in the target allocation for fixed income securities and other investments.

The company’s defined benefit pension plans include investments in certain European government securities. At December 31, 2011, the U.S. plan held approximately $1 billion and the non-U.S. plans held approximately $11 billion in European sovereign debt investments, respectively. Investments in government debt securities in Italy, Spain and Ireland were de minimis in the U.S. plan and represented less than 1 percent of total non-U.S. plan assets. The plans hold no direct investments in government debt securities of Greece and Portugal.

The company’s nonpension postretirement benefit plans are underfunded or unfunded. For some plans, the company maintains a nominal, highly liquid trust fund balance to ensure timely benefit payments.

Notes to Consolidated Financial Statements

International Business Machines Corporation and Subsidiary Companies

Defined Benefit Pension Plan assets

The following table presents the company’s defined benefit pension plans’ asset classes and their associated fair value at December 31, 2011. The U.S. Plan consists of the Qualified PPP and the Non-U.S. Plans consist of all plans sponsored by the company’s subsidiaries.

($ in millions)

	U.S. Plan				Non-U.S. Plans
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Equity
Equity securities(a)	$13,618	$11	$—	$13,629	$6,426	$—	$—	$6,427
Equity commingled/mutual funds(b)(c)	32	1,877	—	1,909	240	7,751	—	7,991
Fixed income
Government and related(d)	—	15,105	29	15,134	—	8,479	96	8,575
Corporate bonds (e)	—	7,387	12	7,398	—	1,409	39	1,447
Mortgage and asset-backed securities	—	838	45	883	—	36	—	36
Fixed income commingled/mutual funds(b)(f)	262	715	246	1,223	72	7,136	—	7,209
Insurance contracts	—	—	—	—	—	988	—	988
Cash and short-term investments(g)	286	2,390	—	2,675	145	361	—	506
Hedge funds	—	1,140	713	1,853	—	417	—	417
Private equity(h)	0	—	4,098	4,098	—	—	262	262
Private real estate(h)	—	—	2,790	2,790	—	—	580	580
Derivatives(i)	10	(15)	—	(6)	(2)	866	—	864
Other commingled/mutual funds(b)(j)	—	—	—	—	9	114	—	123
Subtotal	14,207	29,446	7,932	51,586	6,890	27,557	977	35,425
Other(k)	—	—	—	(368)	—	—	—	(62)
Fair value of plan assets	$14,207	$29,446	$7,932	$51,218	$6,890	$27,557	$977	$35,362

(a)  Represents U.S. and international securities. The U.S. Plan includes IBM common stock of $132 million, representing 0.3 percent of the U.S. Plan assets. Non-U.S. Plans include IBM common stock of $35 million, representing 0.1 percent of the non-U.S. Plans assets.

(b)  Commingled funds represent pooled institutional investments.

(c)  Invests in predominantly equity securities.

(d)  Includes debt issued by national, state and local governments and agencies.

(e)  The U.S. Plan includes IBM corporate bonds of $13 million, representing 0.03 percent of the U.S. Plan assets.

(f)  Invests in predominantly fixed income securities.

(g)  Includes cash and cash equivalents and short-term marketable securities.

(h)  Includes limited partnerships and venture capital partnerships.

(i)   Primarily includes interest rate derivatives and, to a lesser extent, forwards, exchange traded and other over-the-counter derivatives.

(j)   Invests in both equity and fixed income securities.

(k)  Represents net unsettled transactions, relating primarily to purchases and sales of plan assets.

The U.S. nonpension postretirement benefit plan assets of $38 million were invested in cash, categorized as Level 1 in the fair value hierarchy. The non-U.S. nonpension postretirement benefit plan assets of $112 million, primarily in Brazil, and, to a lesser extent, in Mexico and South Africa, were invested primarily in government and related fixed income securities and corporate bonds, categorized as Level 2 in the fair value hierarchy.

Notes to Consolidated Financial Statements

International Business Machines Corporation and Subsidiary Companies

The following table presents the company’s defined benefit pension plans’ asset classes and their associated fair value at December 31, 2010. The U.S. Plan consists of the Qualified PPP and the Non-U.S. Plans consist of all plans sponsored by the company’s subsidiaries.

($ in millions)

	U.S. Plan				Non-U.S. Plans
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Equity
Equity securities(a)	$16,407	$54	$—	$16,460	$7,903	$—	$—	$7,903
Equity commingled/mutual funds(b)(c)	27	1,829	—	1,856	276	9,252	—	9,527
Fixed income
Government and related(d)	—	12,743	—	12,743	—	7,574	—	7,574
Corporate bonds	—	6,721	—	6,721	—	1,252	11	1,263
Mortgage and asset-backed securities	—	1,147	56	1,202	—	45	—	45
Fixed income commingled/mutual funds (b)(e)	252	662	221	1,136	75	6,993	—	7,068
Insurance contracts	—	—	—	—	—	1,095	—	1,095
Cash and short-term investments(f)	244	2,000	—	2,244	147	254	—	401
Hedge funds	—	953	624	1,577	—	—	—	—
Private equity(g)	—	—	4,251	4,251	—	—	176	176
Private real estate(g)	—	—	2,634	2,634	—	—	533	533
Derivatives(h)	31	9	—	40	11	131	—	142
Other commingled/mutual funds(b)(i)	—	—	—	—	—	28	—	28
Subtotal	16,960	26,117	7,786	50,863	8,411	26,623	720	35,755
Other(j)	—	—	—	(603)	—	—	—	(33)
Fair value of plan assets	$16,960	$26,117	$7,786	$50,259	$8,411	$26,623	$720	$35,722

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

Notes to Consolidated Financial Statements

International Business Machines Corporation and Subsidiary Companies

The following tables present the reconciliation of the beginning and ending balances of Level 3 assets for the years ended December 31, 2011 and 2010 for the U.S. Plan.

($ in millions)

			Mortgage
			and Asset-	Fixed Income
	Government	Corporate	Backed	Commingled/	Hedge	Private	Private
	and Related	Bonds	Securities	Mutual Funds	Funds	Equity	Real Estate	Total
Balance at January 1, 2011	$—	$—	$56	$221	$624	$4,251	$2,634	$7,786
Return on assets held at end of year	(0)	0	(1)	25	(35)	348	131	468
Return on assets sold during the year	0	(0)	(0)	—	5	(30)	39	14
Purchases, sales and settlements, net	12	5	(16)	—	(7)	(471)	(14)	(492)
Transfers, net	17	7	6	—	127 *	—	—	157
Balance at December 31, 2011	$29	$12	$45	$246	$713	$4,098	$2,790	$7,932

* Due to an increase in the redemption term during 2011, the asset was transferred from Level 2 to Level 3.

($ in millions)

			Mortgage
	Equity		and Asset-	Fixed Income
	Commingled/		Backed	Commingled/	Hedge	Private	Private
	Mutual Funds		Securities	Mutual Funds	Funds	Equity	Real Estate	Total
Balance at January 1, 2010	$26		$37	$192	$587	$3,877	$2,247	$6,964
Return on assets held at end of year	24		3	30	45	829	123	1,054
Return on assets sold during the year	(0)		0	—	3	(153)	16	(133)
Purchases, sales and settlements, net	139		11	—	(11)	(302)	248	85
Transfers, net	(188	)*	4	—	—	—	—	(184)
Balance at December 31, 2010	$—		$56	$221	$624	$4,251	$2,634	$7,786

*            During the year ended December 31, 2010, the fund hired an independent administrator responsible for valuing the fund. As a result of this action the asset was transferred from Level 3 to Level 2.

The following tables present the reconciliation of the beginning and ending balances of Level 3 assets for the years ended December 31, 2011 and 2010 for the non-U.S. Plans.

($ in millions)

	Government	Corporate	Private	Private
	and Related	Bonds	Equity	Real Estate	Total
Balance at January 1, 2011	$—	$11	$176	$533	$720
Return on assets held at end of year	3	2	30	11	46
Return on assets sold during the year	(0)	(0)	(2)	(3)	(5)
Purchases, sales and settlements, net	100	28	65	44	237
Transfers, net	—	—	(0)	0	0
Foreign exchange impact	(7)	(2)	(7)	(6)	(22)
Balance at December 31, 2011	$96	$39	$262	$580	$977

($ in millions)

	Corporate	Private	Private
	Bonds	Equity	Real Estate	Total
Balance at January 1, 2010	$—	$93	$492	$585
Return on assets held at end of year	(0)	14	41	55
Return on assets sold during the year	—	3	(3)	0
Purchases, sales and settlements, net	4	69	9	82
Transfers, net	7	(0)	—	7
Foreign exchange impact	0	(3)	(6)	(8)
Balance at December 31, 2010	$11	$176	$533	$720

Notes to Consolidated Financial Statements

International Business Machines Corporation and Subsidiary Companies

Valuation Techniques

The following is a description of the valuation techniques used to measure plan assets at fair value. There were no changes in valuation techniques during 2011 and 2010.

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

The company contributed $728 million and $801 million in cash to non-U.S. defined benefit pension plans and $70 million and $64 million in cash to non-U.S. multi-employer plans during the years ended December 31, 2011 and 2010, respectively. The cash contributions to multi-employer plans represent the annual cost included in net periodic (income)/cost recognized in the Consolidated Statement of Earnings. The company has no liability for participants in multi-employer plans other than its own employees. As a result, the company’s participation in multi-employer plans has no material impact on the company’s financial statements.

In 2012, the company is not legally required to make any contributions to the U.S. defined benefit pension plans. However, depending on market conditions, or other factors, the company may elect to make discretionary contributions to the Qualified PPP during the year.

The Pension Protection Act of 2006 (the Act), enacted into law in 2006, is a comprehensive reform package that, among other provisions, increases pension funding requirements for certain U.S. defined benefit plans, provides guidelines for measuring pension plan assets and pension obligations for funding purposes and raises tax deduction limits for contributions to retirement-related benefit plans. The additional funding requirements by the Act apply to plan years beginning after December 31, 2007. The Act was updated by the Worker, Retiree and Employer Recovery Act of 2008, which revised the funding requirements in the Act by clarifying that pension plans may smooth the value of pension plans over 24 months. At December 31, 2011, no mandatory contribution is required for 2012.

In 2012, the company estimates contributions to its non-U.S. defined benefit and multi-employer plans to be approximately $800 million, which will be mainly contributed to defined benefit pension plans in Japan, Switzerland and the U.K. This amount represents the legally mandated minimum contributions. Financial market performance in 2012 could increase the legally mandated minimum contribution in certain countries which require monthly or daily remeasurement of the funded status. The company could also elect to contribute more than the legally mandated amount based on market conditions or other factors.

Nonpension Postretirement Benefit Plans

The company contributed $362 million and $363 million to the nonpension postretirement benefit plans during the years ended December 31, 2011 and 2010. These contribution amounts exclude the Medicare-related subsidy discussed on page 134.

Notes to Consolidated Financial Statements

International Business Machines Corporation and Subsidiary Companies

Expected Benefit Payments

Defined Benefit Pension Plan Expected Payments

The following table presents the total expected benefit payments to defined benefit pension plan participants. These payments have been estimated based on the same assumptions used to measure the plans’ PBO at December 31, 2011 and include benefits attributable to estimated future compensation increases, where applicable.

($ in millions)

					Total
	Qualified	Nonqualified	Qualified	Nonqualified	Expected
	U.S. Plan	U.S. Plans	Non-U.S. Plans	Non-U.S. Plans	Benefit
	Payments	Payments	Payments	Payments	Payments
2012	$3,273	$98	$2,015	$348	$5,735
2013	3,313	102	1,996	354	5,765
2014	3,353	105	2,000	358	5,816
2015	3,420	108	2,024	368	5,920
2016	3,401	110	2,068	377	5,957
2017–2021	17,261	579	10,767	2,110	30,718

The 2012 expected benefit payments to defined benefit pension plan participants not covered by the respective plan assets (underfunded plans) represent a component of compensation and benefits, within current liabilities, in the Consolidated Statement of Financial Position.

Nonpension Postretirement Benefit Plan Expected Payments

The following table reflects the total expected benefit payments to nonpension postretirement benefit plan participants, as well as the expected receipt of the company’s share of the Medicare subsidy described below. These payments have been estimated based on the same assumptions used to measure the plan’s APBO at December 31, 2011.

($ in millions)

		Less: IBM
		Share of				Total
		Expected	Net Expected	Qualified	Nonqualified	Expected
	U.S. Plan	Medicare	U.S. Plan	Non-U.S. Plans	Non-U.S. Plans	Benefit
	Payments	Subsidy	Payments	Payments	Payments	Payments
2012	$492	$(26)	$466	$7	$32	$505
2013	509	(26)	483	8	36	527
2014	448	(25)	423	9	39	471
2015	432	(23)	409	10	42	461
2016	425	—	425	10	45	480
2017–2021	2,003	—	2,003	63	282	2,348

The 2012 expected benefit payments to nonpension postretirement benefit plan participants not covered by the respective plan assets represent a component of compensation and benefits, within current liabilities, in the Consolidated Statement of Financial Position.

Medicare Prescription Drug Act

In connection with the Medicare Prescription Drug Improvement and Modernization Act of 2003, the company is expected to continue to receive a federal subsidy of approximately $196 million to subsidize the prescription drug coverage provided by the U.S. nonpension postretirement benefit plan, which is expected to extend until 2015. Approximately $100 million of the subsidy will be used by the company to reduce its obligation and cost related to the U.S. nonpension postretirement benefit plan. The company will contribute the remaining subsidy of $96 million to the plan in order to reduce contributions required by the participants. The company received total subsidies of $36 million and $45 million for prescription drug-related coverage during the years ended December 31, 2011 and 2010, respectively, which were utilized to reduce the company contributions to the U.S. nonpension postretirement benefit plan.

The company has included the impact of its portion of the subsidy in the determination of net periodic cost and APBO for the U.S. nonpension postretirement benefit plan at and for the years ended December 31, 2011, 2010 and 2009. The impact of the subsidy resulted in a reduction in APBO of $93 million and $107 million at December 31, 2011 and 2010, respectively. The impact of the subsidy resulted in a reduction in 2011, 2010 and 2009 net periodic cost of $37 million, $19 million and $28 million, respectively.

Notes to Consolidated Financial Statements

International Business Machines Corporation and Subsidiary Companies

Other Plan Information

The following table presents information for defined benefit pension plans with accumulated benefit obligations (ABO) in excess of plan assets. For a more detailed presentation of the funded status of the company’s defined benefit pension plans, see the table on page 125.

($ in millions)

	2011		2010
	Benefit	Plan	Benefit	Plan
At December 31:	Obligation	Assets	Obligation	Assets
Plans with PBO in excess of plan assets	$83,777	$70,570	$21,589	$10,627
Plans with ABO in excess of plan assets	83,184	70,512	21,166	10,576
Plans with assets in excess of PBO	13,169	16,011	72,288	75,355

Note T.

Segment Information

The company’s major operations consist of five business segments: Global Technology Services, Global Business Services, Software, Systems and Technology and Global Financing. The segments represent components of the company for which separate financial information is available that is utilized on a regular basis by the chief executive officer in determining how to allocate resources and evaluate performance. The segments are determined based on several factors, including client base, homogeneity of products, technology, delivery channels and similar economic characteristics.

Information about each segment’s business and the products and services that generate each segment’s revenue is located in the “Description of Business” section on pages 22 to 24, and in “Segment Details,” on pages 26 through 31 in the Management Discussion.

Segment revenue and pre-tax income include transactions between the segments that are intended to reflect an arm’s-length, market-based transfer price. Systems and software that is used by Global Technology Services in outsourcing engagements is primarily sourced internally from Systems and Technology and Software. For providing IT services that are used internally, Global Technology Services and Global Business Services recover cost, as well as a reasonable fee, that is intended to reflect the arm’s-length value of providing the services. The Global Services segments enter into arm’s-length leases and loans at prices equivalent to market rates with Global Financing to facilitate the acquisition of equipment used in services engagements. All internal transaction prices are reviewed annually, and reset if appropriate.

The company utilizes globally integrated support organizations to realize economies of scale and efficient use of resources. As a result, a considerable amount of expense is shared by all of the segments. This shared expense includes sales coverage, certain marketing functions and support functions such as Accounting, Treasury, Procurement, Legal, Human Resources and Billing and Collections. Where practical, shared expenses are allocated based on measurable drivers of expense, e.g., head count. When a clear and measurable driver cannot be identified, shared expenses are allocated on a financial basis that is consistent with the company’s management system; e.g., advertising expense is allocated based on the gross profits of the segments. A portion of the shared expenses, which are recorded in net income, are not allocated to the segments. These expenses are associated with the elimination of internal transactions and other miscellaneous items.

Notes to Consolidated Financial Statements

International Business Machines Corporation and Subsidiary Companies

The following tables reflect the results of operations of the company’s segments consistent with the management and measurement system utilized within the company. Performance measurement is based on pre-tax income. These results are used, in part, by senior management, both in evaluating the performance of, and in allocating resources to, each of the segments. Effective January 1, 2011, the company transitioned its management and measurement system to reflect operating earnings in an effort to provide better transparency into the operating results of the business. As a result, certain acquisition-related charges and non-operating retirement-related costs are not reflected in the segment results. See the “Operating (non-GAAP) Earnings” section on page 18 for additional information regarding this change. Prior year segment pre-tax income and pre-tax margin have been reclassified to conform to the new management and measurement system.

Management System Segment View

($ in millions)

	Global Services Segments
	Global	Global
	Technology	Business		Systems and	Global	Total
For the year ended December 31:	Services	Services	Software	Technology	Financing	Segments
2011
External revenue	$40,879	$19,284	$24,944	$18,985	$2,102	$106,194
Internal revenue	1,242	797	3,276	838	2,092	8,246
Total revenue	$42,121	$20,081	$28,219	$19,823	$4,195	$114,440
Pre-tax income	$6,284	$3,006	$9,970	$1,633	$2,011	$22,904
Revenue year-to-year change	6.6%	5.6%	10.9%	5.6%	2.8%	7.1%
Pre-tax income year-to-year change	14.3%	18.1%	5.3%	12.2%	2.8%	9.5%
Pre-tax income margin	14.9%	15.0%	35.3%	8.2%	47.9%	20.0%

2010
External revenue	$38,201	$18,223	$22,485	$17,973	$2,238	$99,120
Internal revenue	1,313	798	2,950	804	1,842	7,707
Total revenue	$39,514	$19,021	$25,436	$18,777	$4,080	$106,827
Pre-tax income*	$5,499	$2,546	$9,466	$1,456	$1,956	$20,923
Revenue year-to-year change	2.0%	2.6%	5.7%	9.8%	0.1%	4.2%
Pre-tax income year-to-year change*	0.3%	1.8%	13.8%	12.1%	13.5%	8.3%
Pre-tax income margin*	13.9%	13.4%	37.2%	7.8%	48.0%	19.6%

2009
External revenue	$37,347	$17,653	$21,396	$16,190	$2,302	$94,889
Internal revenue	1,386	887	2,677	911	1,774	7,635
Total revenue	$38,734	$18,540	$24,073	$17,102	$4,076	$102,524
Pre-tax income*	$5,482	$2,501	$8,319	$1,298	$1,724	$19,323
Revenue year-to-year change	(5.1)%	(10.3)%	(3.1)%	(15.2)%	(8.4)%	(7.6)%
Pre-tax income year-to-year change*	23.0%	(3.4)%	13.9%	(8.8)%	7.1%	11.2%
Pre-tax income margin*	14.2%	13.5%	34.6%	7.6%	42.3%	18.8%

* Reclassified to conform with 2011 presentation.

Notes to Consolidated Financial Statements

International Business Machines Corporation and Subsidiary Companies

Reconciliations of IBM as Reported

($ in millions)

For the year ended December 31:	2011	2010	2009
Revenue
Total reportable segments	$114,440	$106,827	$102,524
Other revenue and adjustments	722	750	869
Elimination of internal transactions	(8,246)	(7,707)	(7,635)
Total IBM consolidated revenue	$106,916	$99,870	$95,758

($ in millions)

For the year ended December 31:	2011	2010 *	2009 *
Pre-tax income
Total reportable segments	$22,904	$20,923	$19,323
Amortization of acquired intangible assets	(629)	(512)	(489)
Acquisition-related charges	(46)	(46)	(9)
Non-operating retirement-related (costs)/income	72	414	509
Elimination of internal transactions	(1,243)	(957)	(744)
Unallocated corporate amounts**	(56)	(98)	(453)
Total IBM consolidated pre-tax income	$21,003	$19,723	$18,138

*                 Reclassified to conform with 2011 presentation.

**          The 2009 amount included a provision related to a joint venture investment, while the 2010 amount included an adjustment of that provision as the venture was divested. The 2009 and 2010 amounts included gains related to the divestiture of the printing business.

Immaterial Items

Investment in Equity Alliances and Equity Alliances Gains/(Losses)

The investments in equity alliances and the resulting gains and (losses) from these investments that are attributable to the segments did not have a material effect on the financial position or the financial results of the segments.

Segment Assets and Other Items

Global Technology Services assets are primarily accounts receivable, plant, property and equipment including the assets associated with the outsourcing business, goodwill, acquired intangible assets, deferred services arrangement transition costs and maintenance parts inventory. Global Business Services assets are primarily goodwill and accounts receivable. Software assets are mainly goodwill, acquired intangible assets and accounts receivable. Systems and Technology assets are primarily plant, property and equipment, manufacturing inventory and accounts receivable. Global Financing assets are primarily financing receivables and fixed assets under operating leases.

To ensure the efficient use of the company’s space and equipment, several segments may share plant, property and equipment assets. Where assets are shared, landlord ownership of the assets is assigned to one segment and is not allocated to each user segment. This is consistent with the company’s management system and is reflected accordingly in the table on page 138. In those cases, there will not be a precise correlation between segment pre-tax income and segment assets.

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

Global Financing amounts for interest income and interest expense reflect the interest income and interest expense associated with the Global Financing business, including the intercompany financing activities discussed on page 24, as well as the income from investment in cash and marketable securities. The explanation of the difference between cost of financing and interest expense for segment presentation versus presentation in the Consolidated Statement of Earnings is included on page 66 of the Management Discussion.

Notes to Consolidated Financial Statements

International Business Machines Corporation and Subsidiary Companies

Management System Segment View

($ in millions)

	Global Services Segments
	Global	Global
	Technology	Business		Systems and	Global	Total
For the year ended December 31:	Services	Services	Software	Technology	Financing	Segments
2011
Assets	$15,475	$8,078	$23,926	$7,649	$36,427	$91,557
Depreciation/amortization of intangibles*	1,713	83	1,062	737	1,145	4,739
Capital expenditures/investments in intangibles	1,838	56	469	1,032	930	4,325
Interest income	—	—	—	—	2,139	2,139
Interest expense	—	—	—	—	538	538

2010
Assets	$15,560	$8,007	$22,625	$7,287	$35,813	$89,292
Depreciation/amortization of intangibles*	1,632	75	992	784	1,417	4,900
Capital expenditures/investments in intangibles	1,511	52	463	1,163	1,246	4,434
Interest income	—	—	—	—	2,116	2,116
Interest expense	—	—	—	—	548	548

2009
Assets	$16,422	$6,885	$16,894	$6,907	$34,605	$81,714
Depreciation/amortization of intangibles*	1,680	87	906	814	1,694	5,181
Capital expenditures/investments in intangibles	1,512	45	471	658	1,460	4,145
Interest income	—	—	—	—	2,265	2,265
Interest expense	—	—	—	—	674	674

* Segment pre-tax income does not include the amortization of intangible assets.

Notes to Consolidated Financial Statements

International Business Machines Corporation and Subsidiary Companies

Reconciliations of IBM as Reported

($ in millions)

At December 31:	2011	2010	2009
Assets
Total reportable segments	$91,557	$89,292	$81,714
Elimination of internal transactions	(5,407)	(5,515)	(5,481)
Unallocated amounts
Cash and marketable securities	10,575	10,113	12,688
Notes and accounts receivable	3,526	3,762	3,928
Deferred tax assets	4,865	4,494	5,545
Plant, other property and equipment	2,918	3,067	2,971
Pension assets	2,837	3,060	2,994
Other	5,562	5,178	4,665
Total IBM consolidated assets	$116,433	$113,452	$109,022

Major Clients

No single client represented 10 percent or more of the company’s total revenue in 2011, 2010 or 2009.

Geographic Information

The following provides information for those countries that are 10 percent or more of the specific category.

Revenue*

($ in millions)

For the year ended December 31:	2011	2010	2009
United States	$37,041	$35,581	$34,150
Japan	10,968	10,701	10,222
Other countries	58,906	53,589	51,386
Total IBM consolidated revenue	$106,916	$99,870	$95,758

* Revenues are attributed to countries based on the location of the client.

Net Plant, Property and Equipment

($ in millions)

At December 31:	2011	2010	2009
United States	$6,271	$6,134	$6,313
Other countries	6,186	6,298	6,142
Total	$12,457	$12,432	$12,455

Revenue by Classes of Similar Products or Services

The following table presents external revenue for similar classes of products or services within the company’s reportable segments. Within Global Technology Services and Global Business Services, client solutions often include IBM software and systems and other suppliers’ products if the client solution requires it. Within Software, product license charges and ongoing subscription and support are reported as Software, and software as a service, consulting, education, training and other product-related services are reported as Services. Within Systems and Technology, Microelectronics original equipment manufacturer (OEM) revenue is primarily from the sale of semiconductors. Microelectronics Services revenue includes circuit and component design services and technology and manufacturing consulting services. See “Description of the Business,” beginning on page 20 for additional information.

($ in millions)

For the year ended December 31:	2011	2010	2009
Global Technology Services
Services	$31,746	$29,367	$28,762
Maintenance	7,515	7,250	6,956
Systems	1,478	1,409	1,279
Software	140	175	351
Global Business Services
Services	$18,956	$17,858	$17,213
Software	211	236	231
Systems	118	129	208
Software
Software	$22,921	$20,882	$20,094
Services	2,022	1,603	1,302
Systems and Technology
Servers	$12,362	$11,619	$10,627
Storage	3,619	3,420	3,177
Microelectronics OEM	1,975	1,938	1,550
Retail Store Solutions	753	674	551
Microelectronics Services	277	321	285
Global Financing
Financing	$1,612	$1,580	$1,715
Used equipment sales	490	659	588

Note U.
Subsequent Events

On January 31, 2012, the company announced that the Board of Directors approved a quarterly dividend of $0.75 per common share. The dividend is payable March 10, 2012 to shareholders of record on February 10, 2012.

On February 1, 2012, the company issued $2.5 billion in fixed rate bonds as follows: $1.5 billion in 3-year bonds with a 0.55 percent coupon, and $1.0 billion in 5-year bonds with a 1.25 percent coupon.

On February 3, 2012, the company issued C$500 million in Canadian 5-year fixed rate bonds with a 2.20 percent coupon.

Five-Year Comparison of Selected Financial Data

International Business Machines Corporation and Subsidiary Companies

($ in millions except per share amounts)

For the year ended December 31:	2011	2010	2009	2008	2007
Revenue	$106,916	$99,870	$95,758	$103,630	$98,786
Net income	$15,855	$14,833	$13,425	$12,334	$10,418	*
Operating (non-GAAP) earnings**	$16,318	$15,023	$13,452	$12,293	$10,864
Earnings per share of common stock
Assuming dilution	$13.06	$11.52	$10.01	$8.89	$7.15
Basic	$13.25	$11.69	$10.12	$9.02	$7.27
Diluted operating (non-GAAP)**	$13.44	$11.67	$10.03	$8.86	$7.46
Cash dividends paid on common stock	$3,473	$3,177	$2,860	$2,585	$2,147
Per share of common stock	2.90	2.50	2.15	1.90	1.50
Investment in property, plant and equipment	$4,108	$4,185	$3,447	$4,171	$4,630
Return on IBM stockholders’ equity	71.2%	66.8%	80.4%	48.7%	42.6%

At December 31:	2011	2010	2009	2008	2007
Total assets	$116,433	$113,452	$109,022	$109,524	$120,431
Net investment in property, plant and equipment	13,883	14,096	14,165	14,305	15,081
Working capital	8,805	7,554	12,933	6,568	8,867
Total debt	31,320	28,624	26,099	33,926	35,274
Total equity	20,236	23,172	22,755	13,584	28,615

*                 On December 31, 2002, the company sold its hard disk drive (HDD) business to Hitachi, Ltd. (Hitachi). The HDD business was accounted for as a discontinued operation under generally accepted accounting principles in the United States (GAAP) and therefore, the HDD results of operations and cash flows have been removed from the company’s results of continuing operations and cash flow for 2007. There was no activity in 2008, 2009, 2010 or 2011. The 2007 discontinued net loss was less than $0.5 millon and had no impact on earnings per share of common stock.

**          Refer to page 62 of the company’s first-quarter 2011 Form 10-Q filed on April 26, 2011 for the reconciliation of non-GAAP financial information for the years 2007 through 2010. Also see “GAAP Reconciliation,” on page 38 for the reconciliation of non-GAAP financial information for 2011.

Selected Quarterly Data

International Business Machines Corporation and Subsidiary Companies

($ in millions except per share amounts and stock prices)

	First	Second	Third	Fourth	Full
2011	Quarter	Quarter	Quarter	Quarter	Year
Revenue	$24,607	$26,666	$26,157	$29,486	$106,916
Gross profit	$10,858	$12,385	$12,173	$14,722	$50,138
Net income	$2,863	$3,664	$3,839	$5,490	$15,855
Operating (non-GAAP) earnings*	$2,990	$3,777	$3,954	$5,597	$16,318
Earnings per share of common stock
Assuming dilution	$2.31	$3.00	$3.19	$4.62	$13.06	**
Basic	$2.34	$3.04	$3.23	$4.68	$13.25	**
Diluted operating (non-GAAP)*	$2.41	$3.09	$3.28	$4.71	$13.44	**
Dividends per share of common stock	$0.65	$0.75	$0.75	$0.75	$2.90
Stock prices+
High	$166.05	$172.87	$185.21	$194.56
Low	147.05	162.33	157.54	173.29

($ in millions except per share amounts and stock prices)

	First	Second	Third	Fourth	Full
2010	Quarter	Quarter	Quarter	Quarter	Year
Revenue	$22,857	$23,724	$24,271	$29,019	$99,870
Gross profit	$9,976	$10,809	$11,001	$14,227	$46,014
Net income	$2,601	$3,386	$3,589	$5,257	$14,833
Operating (non-GAAP) earnings*	$2,638	$3,402	$3,628	$5,354	$15,023
Earnings per share of common stock
Assuming dilution	$1.97	$2.61	$2.82	$4.18	$11.52	**
Basic	$2.00	$2.65	$2.86	$4.24	$11.69	**
Diluted operating (non-GAAP)*	$2.00	$2.62	$2.85	$4.25	$11.67	**
Dividends per share of common stock	$0.55	$0.65	$0.65	$0.65	$2.50
Stock prices+
High	$134.14	$132.68	$135.48	$146.92
Low	121.88	122.10	121.86	135.25

*                 Refer to pages 61 and 62 of the company’s first-quarter 2011 Form 10-Q filed on April 26, 2011, pages 72 and 73 of the company’s second-quarter 2011 Form 10-Q filed on July 26, 2011, page 73 of the company’s third-quarter 2011 Form 10-Q filed on October 25, 2011 and page 43 under the heading “GAAP Reconciliation,” for the reconciliation of non-GAAP information for the quarterly data for 2011 and 2010. Also see “GAAP Reconciliation,” on page 38 for the reconciliation of non-GAAP financial information for full-year 2011 and 2010.

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

One-Year

	2010	2011
• IBM Common Stock	$100.00	$127.42
• S&P 500 Index	100.00	102.11
• S&P Information Technology Index	100.00	102.41

Five-Year

	2006	2007	2008	2009	2010	2011
• IBM Common Stock	$100.00	$112.84	$89.41	$141.81	$162.07	$206.50
• S&P 500 Index	100.00	105.49	66.46	84.05	96.71	98.75
• S&P Information Technology Index	100.00	116.31	66.13	106.95	117.85	120.69

Performance Graphs

International Business Machines Corporation and Subsidiary Companies

Ten-Year

	2001	2002	2003	2004	2005	2006	2007	2008	2009	2010	2011
• IBM Common Stock	$100.00	$64.53	$77.76	$83.35	$70.15	$84.02	$94.81	$75.12	$119.15	$136.17	$173.51
• S&P 500 Index	100.00	77.90	100.24	111.15	116.61	135.03	142.45	89.75	113.50	130.59	133.35
• S&P Information Technology Index	100.00	62.59	92.14	94.50	95.44	103.47	120.35	68.43	110.66	121.94	124.88

Board of Directors and Senior Leadership

International Business Machines Corporation and Subsidiary Companies

Board of Directors

Alain J.P. Belda

Managing Director
Warburg Pincus LLC

William R. Brody

President

Salk Institute for Biological Studies

Kenneth I. Chenault

Chairman and Chief Executive Officer
American Express Company

Michael L. Eskew

Retired Chairman and
Chief Executive Officer
United Parcel Service, Inc.

David N. Farr

Chairman and Chief Executive Officer
Emerson Electric Co.

Senior Leadership

Rodney C. Adkins

Senior Vice President

Systems and Technology Group

Colleen F. Arnold

Senior Vice President

Application Management Services

James P. Bramante
Senior Vice President
Growth Markets

Michelle H. Browdy

Vice President, Assistant

General Counsel and Secretary

Erich Clementi

Senior Vice President

Global Technology Services

Michael E. Daniels
Senior Vice President
and Group Executive
Services

Robert F. Del Bene

Vice President and Treasurer

Bruno V. Di Leo Allen
Senior Vice President
Sales and Distribution

Shirley Ann Jackson

President

Rensselaer Polytechnic Institute

Andrew N. Liveris

Chairman, President and
Chief Executive Officer

The Dow Chemical Company

W. James McNerney, Jr.
Chairman, President and
Chief Executive Officer
The Boeing Company

James W. Owens

Retired Chairman and
Chief Executive Officer
Caterpillar Inc.

Jon C. Iwata

Senior Vice President

Marketing and Communications

James J. Kavanaugh

Vice President and Controller

John E. Kelly III

Senior Vice President and Director
Research

Robert J. LeBlanc

Senior Vice President

Middleware Software Group

Mark Loughridge

Senior Vice President and

Chief Financial Officer

Finance and Enterprise Transformation

J. Randall MacDonald
Senior Vice President
Human Resources

Steven A. Mills

Senior Vice President
and Group Executive
Software and Systems

Samuel J. Palmisano
Chairman of the Board
IBM

Virginia M. Rometty

President and Chief Executive Officer
IBM

Joan E. Spero

Adjunct Senior Research Scholar
Columbia University School of
International and Public Relations

Sidney Taurel
Senior Advisor
Capital Royalty L.P.

Lorenzo H. Zambrano
Chairman and

Chief Executive Officer
CEMEX, S.A.B. de C.V.

Samuel J. Palmisano
Chairman of the Board

Michael D. Rhodin

Senior Vice President

Software Solutions Group

Virginia M. Rometty

President and Chief Executive Officer

Linda S. Sanford

Senior Vice President
Enterprise Transformation

Timothy S. Shaughnessy
Senior Vice President

GTS Services Delivery

Bridget A. van Kralingen
Senior Vice President

Global Business Services

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

Stockholder Communications

Stockholders in the United States and Canada can get quarterly financial results, a summary of the Annual Meeting remarks, and voting results from the meeting by calling (800) IBM-7800. Stockholders residing outside the United States, Canada and Puerto Rico should call (402) 573-9861.

Annual Meeting

The IBM Annual Meeting of Stockholders will be held on Tuesday, April 24, 2012, at 10 a.m. in the Charleston Area Convention Center, North Charleston, South Carolina.

Literature for IBM Stockholders

The literature mentioned below on IBM is available without charge from:

Computershare Trust Company, N.A., P.O. Box 43078, Providence, Rhode Island 02940-3078 (888) IBM-6700

Investors residing outside the United States, Canada and Puerto Rico should call (781) 575-2727.

The company’s annual report on Form 10-K and the quarterly reports on Form 10-Q provide additional information on IBM’s business. The 10-K report is released by the end of February; 10-Q reports are released by early May, August and November.

An audio recording of the 2011 Annual Report will be available for sight-impaired stockholders in June 2012.

The IBM Corporate Responsibility Report highlights IBM’s values and its integrated approach to corporate responsibility, including its innovative approach to transforming communities through global citizenship. The Report Summary is available in printed form and downloadable at http://www.ibm.com/responsibility. The full Corporate Responsibility Report is on-line with downloadable sections at http://ibm.com/responsibility.

General Information

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

International Business Machines Corporation New Orchard Road, Armonk, New York 10504 (914) 499-1900

Algorithmics, DS8000, IBM, IBM SmartCloud, ILOG, Initiate Systems, Lombardi, Lotus, Netezza, OpenPages, POWER7, Power Systems, Rational, Smarter Cities, Smarter Commerce, Smarter Planet, Sterling Commerce, System x, System z, Tivoli, WebSphere, XIV and zEnterprise are trademarks or registered trademarks of International Business Machines Corporation or its wholly owned subsidiaries. Jeopardy! is a registered trademark of Jeopardy Productions, Inc. Linux is a registered trademark of Linus Torvalds in the United States, other countries, or both. Oracle is a registered trademark of Oracle Corporation. UNIX is a registered trademark of the Open Group in the United States and other countries. Other company, product and service names may be trademarks or service marks of others. The IBM Annual Report is printed on recycled paper and is recyclable.

Printed in the U.S.A.              COL03002-USEN-02

Design: VSA Partners, Inc.            Printing: RR Donnelley