Form 10-K, Exhibit 13
period 2013-12-31
INTERNATIONAL BUSINESS MACHINES CORP
filed 2014-02-25
CIK 51143

Exhibit 13

Report of Financials

International Business Machines Corporation and Subsidiary Companies

MANAGEMENT DISCUSSION
Overview	26
Forward-Looking and Cautionary Statements	26
Management Discussion Snapshot	27
Description of Business	29
Year in Review	35
Prior Year in Review	53
Other Information	63
Looking Forward	63
Liquidity and Capital Resources	65
Critical Accounting Estimates	67
Currency Rate Fluctuations	70
Market Risk	70
Financing Risks	71
Cybersecurity	71
Employees and Related Workforce	72
Global Financing	72

Report of Management	76

Report of Independent Registered Public Accounting Firm	77

CONSOLIDATED FINANCIAL STATEMENTS
Earnings	78
Comprehensive Income	79
Financial Position	80
Cash Flows	81
Changes in Equity	82

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
A	Significant Accounting Policies	84
B	Accounting Changes	94
C	Acquisitions/Divestitures	95
D	Financial Instruments	100
E	Inventories	107
F	Financing Receivables	107
G	Property, Plant and Equipment	110
H	Investments and Sundry Assets	110
I	Intangible Assets Including Goodwill	111
J	Borrowings	112
K	Other Liabilities	114
L	Equity Activity	116
M	Contingencies and Commitments	119
N	Taxes	121
O	Research, Development and Engineering	123
P	Earnings Per Share of Common Stock	123
Q	Rental Expense and Lease Commitments	124
R	Stock-Based Compensation	124
S	Retirement-Related Benefits	127
T	Segment Information	141
U	Subsequent Events	146

Five-Year Comparison of Selected Financial Data		147

Selected Quarterly Data		148

Performance Graph		149

Board of Directors and Senior Leadership		150

Stockholder Information		151

Management Discussion

International Business Machines Corporation and Subsidiary Companies

OVERVIEW

The financial section of the International Business Machines Corporation (IBM or the company) 2013 Annual Report includes the Management Discussion, the Consolidated Financial Statements and the Notes to Consolidated Financial Statements. This Overview is designed to provide the reader with some perspective regarding the information contained in the financial section.

Organization of Information

•     The Management Discussion is designed to provide readers with an overview of the business and a narrative on the company’s financial results and certain factors that may affect its future prospects from the perspective of the company’s management. The “Management Discussion Snapshot,” on pages 27 and 28, presents an overview of the key performance drivers in 2013.

•     Beginning with the “Year in Review” on page 35, the Management Discussion contains the results of operations for each reportable segment of the business and a discussion of the company’s financial position and cash flows. Other key sections within the Management Discussion include: “Looking Forward” on pages 63 to 65, and “Liquidity and Capital Resources” on pages 65 to 67.

•     Global Financing is a reportable segment that is measured as a stand-alone entity. A separate “Global Financing” section is included in the Management Discussion beginning on page 72.

•     The Consolidated Financial Statements are presented on pages 78 through 83. These statements provide an overview of the company’s income and cash flow performance and its financial position.

•     The Notes follow the Consolidated Financial Statements. Among other items, the Notes contain the company’s accounting policies (pages 84 through 93), acquisitions and divestitures (pages 95 through 99), detailed information on specific items within the financial statements, certain contingencies and commitments (pages 119 to 121) and retirement-related benefits information (pages 127 to 141).

•     The Consolidated Financial Statements and the Notes have been prepared in accordance with accounting principles generally accepted in the United States (GAAP).

•     The references to “adjusted for currency” or “at constant currency” in the Management Discussion do not include operational impacts that could result from fluctuations in foreign currency rates. Certain financial results are adjusted based on a simple mathematical model that translates current period results in local currency using the comparable prior year period’s currency conversion rate. This approach is used for countries where the functional currency is the local country currency. This information is provided so that certain financial results can be viewed without the impact of fluctuations in foreign currency rates, thereby facilitating period-to-period comparisons of business performance. See “Currency Rate Fluctuations” on page 70 for additional information.

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

Overall, the company believes that providing investors with a view of operating earnings as described above provides increased transparency and clarity into both the operational results of the business and the performance of the company’s pension plans; improves visibility to management decisions and their impacts on operational performance; enables better comparison to peer companies; and allows the company to provide a long-term strategic view of the business going forward. For its 2015 road map, the company is utilizing an operating view to establish its objectives and track its progress. The company’s reportable segment financial results reflect operating earnings, consistent with the company’s management and measurement system.

FORWARD-LOOKING AND CAUTIONARY STATEMENTS

Certain statements contained in this Annual Report may constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Any forward-looking statement in this Annual Report speaks only as of the date on which it is made; the company assumes no obligation to update or revise any such statements. Forward-looking statements are based on the company’s current assumptions regarding future business and financial performance; these statements, by their nature, address matters that are uncertain to different degrees. Forward-looking statements involve a number of risks, uncertainties and other factors that could cause actual results to be materially different, as discussed more fully elsewhere in this Annual Report and in the company’s filings with the Securities and Exchange Commission (SEC), including the company’s 2013 Form 10-K filed on February 25, 2014.

MANAGEMENT DISCUSSION SNAPSHOT

($ and shares in millions except per share amounts)

			Yr.-to-Yr.
			Percent/
			Margin
For the year ended December 31:	2013	2012	Change
Revenue	$99,751	$104,507	(4.6	)%*
Gross profit margin	48.6%	48.1%	0.5	pts.
Total expense and other (income)	$28,981	$28,396	2.1%
Total expense and other (income)-to-revenue ratio	29.1%	27.2%	1.9	pts.
Income before income taxes	$19,524	$21,902	(10.9)%
Provision for income taxes	3,041	5,298	(42.6)%
Net income	$16,483	$16,604	(0.7)%
Net income margin	16.5%	15.9%	0.6	pts.
Earnings per share of common stock
Assuming dilution	$14.94	$14.37	4.0%
Weighted-average shares outstanding
Assuming dilution	1,103.0	1,155.4	(4.5)%
Assets**	$126,223	$119,213	5.9%
Liabilities**	$103,294	$100,229	3.1%
Equity**	$22,929	$18,984	20.8%

* (2.5) percent adjusted for currency.

** At December 31.

The following table provides the company’s operating (non-GAAP) earnings for 2013 and 2012.

($ in millions except per share amounts)

			Yr.-to-Yr.
			Percent
For the year ended December 31:	2013	2012	Change
Net income as reported	$16,483	$16,604	(0.7)%
Non-operating adjustments (net of tax)
Acquisition-related charges	747	641	16.5
Non-operating retirement-related costs/(income)	729	381	91.2
Operating (non-GAAP) earnings*	$17,959	$17,627	1.9%
Diluted operating (non-GAAP) earnings per share	$16.28	$15.25	6.8%

* See page 46 for a more detailed reconciliation of net income to operating (non-GAAP) earnings.

In 2013, the company reported revenue of $99.8 billion, expanded gross and net income margins, and delivered diluted earnings per share growth of 4.0 percent as reported and 6.8 percent on an operating (non-GAAP) basis. The company generated $17.5 billion in cash from operations and $15.0 billion in free cash flow driving shareholder returns of $17.9 billion in gross common stock repurchases and dividends. In 2013, the company continued the transformation of its portfolio to higher value expending $3.1 billion to acquire 10 companies to expand its capabilities in its key growth areas, in addition to maintaining high levels of investment of $6.2 billion in research and development and $3.8 billion in net capital expenditures.

The company also continued to shift its investments to address the key trends in information technology (IT)—social, mobile, big data/analytics and cloud. Several years ago, the company identified and established objectives for four key growth initiatives—Smarter Planet, business analytics, cloud and growth markets—to address these trends. In 2013, across the business, Smarter Planet, business analytics and cloud had strong performance. Smarter Planet revenue grew about 20 percent compared to 2012, with strength across all areas, including Smarter Commerce, Smarter Cities, Social Business and industry solutions. The company believes that data, as a natural resource, will drive demand going forward, and that big data/analytics will provide the basis for competitive differentiation. Business analytics revenue of $15.7 billion increased 9 percent year to year, led by Global Business Services and Software. The company’s cloud solutions address the full scope of client requirements including private clouds, public clouds and hybrid clouds, as well as platform and software-as-a-solution (SaaS)-based solutions. In 2013, the company delivered $4.4 billion of cloud-based solutions revenue, an increase of 69 percent compared to 2012. In addition, within that content, $1.7 billion was delivered as a service. Across the company’s performance, there is overlap between these initiatives. In total, software makes up about half of that combined content. The software content improves the company’s business mix and contributes to margin expansion.

Segment revenue was led by Software which increased 1.9 percent (3 percent adjusted for currency) driven by key branded middleware which increased 4.8 percent (6 percent adjusted for currency). The key growth initiatives fueled this performance. Global Business Services returned to revenue growth at constant currency (down 0.9 percent as reported; up 3 percent adjusted for currency) driven by the company’s investments in the Digital Front Office. While revenue in Global Technology Services declined 4.2 percent (1 percent adjusted for currency), revenue trajectory improved in the second half and was stabilizing. Global Financing revenue improved 0.4 percent (3 percent adjusted for currency) versus 2012. The Software, Global Services and Global Financing businesses all grew pre-tax income and expanded their pre-tax margin in 2013 compared to 2012. Systems and Technology impacted the company’s overall performance in 2013. Revenue decreased 18.7 percent (18 percent adjusted for currency) year to year driven by the back end of the mainframe product cycle and business model challenges specific to Power Systems, Storage and System x. Pre-tax income in Systems and Technology decreased $1.7 billion compared to the prior year.

Revenue from the company’s growth markets underperformed in 2013, particularly in the second half of the year. For the full year, growth markets revenue decreased 4.9 percent as reported and 2 percent at constant currency.  Overall, the company believes that the opportunity in the growth markets remains attractive, and it is intensifying its efforts on new growth opportunities in these markets.

The consolidated gross profit margin increased 0.5 points versus 2012 to 48.6 percent. This was the tenth consecutive year of improvement in the gross profit margin. The operating (non-GAAP) gross margin of 49.7 percent increased 0.9 points compared to the prior year. The increase in gross margin in 2013 was driven by margin improvements in the Global Services segments and an improved mix driven by Software, partially offset by margin decreases in Systems and Technology.

Total expense and other (income) increased 2.1 percent in 2013 versus the prior year. Total operating (non-GAAP) expense and other income increased 1.4 percent compared to the prior year. The year-to-year drivers were approximately:

	Total	Operating
	Consolidated	(non-GAAP)
• Currency*	(1) point	(1) point
• Acquisitions**	2 points	2 points
• Base expense	1 point	1 point

* Reflects impacts of translation and hedging programs.

** Includes acquisitions completed in prior 12-month period.

There were several items that had an impact on total expense and other (income) year to year. Workforce rebalancing charges for 2013 were $1,064 million compared to $803 million in the prior year. Bad debt expense increased $106 million year to year driven by higher specific account reserves. In addition, in 2012, the company recorded a gain of $446 million related to the divestiture of the Retail Store Solutions (RSS) business, and also recorded a charge of $162 million related to a court ruling in the UK regarding one of IBM’s UK defined benefit pension plans. This charge was not included in the company’s operating (non-GAAP) expense and other (income). Also, the company has a performance-based compensation structure. As a result of certain parts of the business not performing as expected, performance-related compensation in 2013 across both cost and expense was down $777 million compared to the prior year.

Pre-tax income decreased 10.9 percent and the pre-tax margin was 19.6 percent, a decrease of 1.4 points versus 2012. Net income decreased 0.7 percent and the net income margin was 16.5 percent, an increase of 0.6 points versus 2012. The effective tax rate for 2013 was 15.6 percent, a decrease of 8.6 points versus the prior year driven by an improvement in the ongoing tax rate and discrete tax items, including audit settlements. Operating (non-GAAP) pre-tax income decreased 7.7 percent and the operating (non-GAAP) pretax margin was 21.4 percent, a decrease of 0.7 points versus the prior year. Operating (non-GAAP) net income increased 1.9 percent and the operating (non-GAAP) net income margin of 18.0 percent increased 1.1 points versus the prior year. The operating (non-GAAP) effective tax rate was 16.0 percent versus 24.0 percent in 2012 driven by the same factors described above.

Diluted earnings per share improved 4.0 percent year to year reflecting the benefits of the common stock repurchase program. In 2013, the company repurchased approximately 73 million shares of its common stock. Diluted earnings per share of $14.94 increased $0.57 from the prior year. Operating (non-GAAP) diluted earnings per share of $16.28 increased $1.03 versus 2012 driven by the following factors:

• Revenue decrease at actual rates	$(0.69)
• Margin expansion	$0.98
• Common stock repurchases	$0.74

At December 31, 2013, the company’s balance sheet and liquidity positions remained strong and were well positioned to support the business over the long term. Cash and marketable securities at year end was $11,066 million, consistent with the year-end 2012 balance. Key drivers in the balance sheet and total cash flows are highlighted below.

Total assets increased $7,010 million ($9,337 million adjusted for currency) from December 31, 2012 driven by:

•     Increases in prepaid pension assets ($4,607 million), goodwill ($1,937 million) and total receivables ($1,202 million), partially offset by

•     Decreases in deferred taxes ($687 million).

Total liabilities increased $3,065 million ($4,494 million adjusted for currency) from December 31, 2012 driven by:

•     Increased total debt ($6,449 million) and increases in deferred tax liabilities ($1,336 million), partially offset by

•     Decreased retirement and nonpension postretirement benefit obligations ($4,176 million) and decreases in compensation and benefits ($853 million).

Total equity of $22,929 million increased $3,945 million from December 31, 2012 as a result of:

•     Higher retained earnings ($12,401 million), decreased losses in accumulated other comprehensive income/(loss) of $4,157 million and increased common stock ($1,484 million), partially offset by

•     Increased treasury stock ($14,110 million) driven by share repurchases.

The company generated $17,485 million in cash flow provided by operating activities, a decrease of $2,102 million when compared to 2012, primarily driven by operational performance and a net increase in the use of cash for taxes of $2,200 million primarily driven by an increase in cash tax payments. Net cash used in investing activities of $7,326 million was $1,679 million lower than 2012, primarily due to a decrease in cash used associated with the net purchases and sales of marketable securities and other investments ($1,232 million) and decreased net capital investments ($539 million). Net cash used in financing activities of $9,883 million was $2,094 million lower compared to 2012, primarily due to increased proceeds from net debt ($4,708 million), partially offset by increased cash used for gross common stock repurchases ($1,865 million).

In January 2014, the company disclosed that it is expecting GAAP earnings of at least $17.00 and operating (non-GAAP) earnings of at least $18.00 per diluted share for the full year 2014. The company also stated that in the first quarter of 2014 it expects to close the initial phase of the sale of its customer care business to SYNNEX and that it also expects to take the majority of its workforce rebalancing actions for the year in the same period. As a result, the company expects its first quarter 2014 GAAP and operating (non-GAAP) earnings per share to be approximately 14 percent of the full year expectation, reflecting about half of the divestiture gain, the workforce rebalancing charges and continued impacts from currency.

For additional information and details, see the “Year in Review” section on pages 35 through 52.

DESCRIPTION OF BUSINESS

Please refer to IBM’s Annual Report on Form 10-K filed with the SEC on February 25, 2014 for a more detailed version of this Description of Business, especially Item 1A. entitled “Risk Factors.”

The company creates value for clients and solves business problems through integrated solutions that leverage information technology and deep knowledge of business processes. IBM solutions typically create value by reducing a client’s operational costs or by enabling new capabilities that generate revenue. These solutions draw from an industry-leading portfolio of consulting, delivery and implementation services, enterprise software, systems and financing.

Strategy

IBM’s strategy is one of innovation, transformation and a constant evolution to higher value. The company delivers innovative solutions, software and infrastructure to improve client outcomes. The company helps enterprises apply technology to capture new value across their entire organizations, and it provides a differentiated client experience through a highly engaged and skilled global workforce and a broad ecosystem of partners. The ultimate goal of this strategy is to deliver on IBM’s purpose of making our company essential to clients, employees, partners, investors and communities.

Three strategic imperatives shape our approach as we continuously transform IBM and align the company for higher value.

1. Make Markets by Transforming Industries and Professions with Data

The emergence of big data as the world’s new natural resource is the phenomenon of our time. It is being fueled by the proliferation of mobile devices, the rise of social media and the infusion of technology into all things and processes. Today, enterprises must harness data to create competitive advantage. The value for enterprises increases as they apply more sophisticated analytics across more disparate data sources. Their real-time use of data will increasingly become a competitive differentiator. Enterprises will also need cognitive computing capabilities as data continues to grow in all dimensions. Therefore, IBM’s strategy is to make markets by transforming industries and professions with data. The company has invested more than $22 billion, including $15 billion on more than 30 acquisitions, to build its capabilities in big data and analytics. One third of IBM’s research is focused on data, analytics and cognitive computing. The company is investing $1 billion in Watson solutions to build out the next era of cognitive systems and services. In 2013, the company realized $15.7 billion in business analytics revenue. The original target for this business was to achieve $16 billion in revenue in 2015—as a result of this performance, the company has taken its 2015 objective for business analytics revenue to $20 billion.

2. Remake Enterprise IT for the Era of Cloud

Enterprises are increasingly relying on cloud, which is being fueled by abundant bandwidth, the emergence of standards and the demand for consumability. They are benefitting from cloud by using it to transform their IT and business processes into digital services, to reinvent their core business processes and to drive innovation. Enterprises are integrating public and private clouds with backend systems to create hybrid, dynamic environments. They will increasingly need to manage their cloud environments with the same rigor as an on-premise datacenter. Therefore, IBM’s strategy is to remake enterprise IT for the era of cloud. The company has invested over $6 billion to acquire more than 15 companies related to cloud, and is investing more than $1 billion to expand its global footprint to 40 datacenters worldwide. IBM now has more than 100 SaaS offerings, and IBM cloud supports 24 of the top 25 Fortune 500 companies. All of this drove $4.4 billion of revenue for cloud-based solutions in 2013.

3. Enable “Systems of Engagement” for Enterprises and Lead by Example

Social, mobile and unprecedented access to data are changing how individuals are understood and engaged. A new class of individual is emerging: one that is empowered with knowledge, enriched by networks and expects value in return for its information. Enterprises must create a systematic approach to engage this new class of individual and increase its speed and responsiveness by becoming mobile. Interactions need to be personalized to offer more value. In addition, enterprises will benefit from securing information and increasing trust. Therefore, IBM’s strategy is to enable “systems of engagement” for enterprises, and the company is leading by example. IBM has acquired 20 companies related to mobile, social and security. IBMers are collaborating in more than 200,000 internal social communities and 85 percent of IBM’s sellers use the company’s Sales Connect portal. In 2013, the company’s mobile, social and security portfolio generated double-digit revenue growth with mobile increasing 69 percent, security 19 percent and social business 45 percent.

To capture the opportunities arising from these strategic imperatives, IBM is focused on four key growth initiatives: Smarter Planet, Business Analytics, Cloud Computing and Growth Markets.

Smarter Planet

Smarter Planet is IBM’s strategy to lead in a technology-enabled world that is more instrumented, interconnected and intelligent than ever before, allowing people and organizations to address significant business and societal challenges. At the heart of this strategy are solutions that drive innovation and outcomes for clients—extending the boundaries of businesses, industries and communities. It is about helping the company’s clients become better at what they do for their customers. IBM does this through advanced, integrated solutions based on capabilities such as analytics for business and physical systems, cloud computing, mobile, social business and business process management.

IBM continues to deepen its commitment to delivering on the promise of Smarter Planet for both line of business executives (CFOs, CHROs, CMOs, etc.) as well as IT executives across a broad range of industries. IBM’s industry-based approach and solutions are grounded in a deep understanding of the distinct set of challenges and opportunities that are confronting companies and executives in various industries. Whether ‘smarter’ means helping a bank to retain more customers through world-class mobile solutions, a hospital group to deliver highly individualized care coordinated with social services, a local government to anticipate and alleviate traffic congestion before it happens, or a retail chain to provide a seamless customer experience across multiple channels, IBM is developing and investing in a portfolio of replicable industry solutions to help clients achieve their goals and drive important outcomes for their customers.

There are several areas of focus within the Smarter Planet strategy, including IBM’s Social Business, MobileFirst, Smarter Commerce and Smarter Cities initiatives.

IBM’s Social Business initiative helps clients integrate social capabilities across core business processes to drive measurable business results. The Social Business initiative can unlock the intrinsic knowledge of people within an organization to help companies fuel customer-centric innovation, improve productivity and expand sales, loyalty and advocacy. To capitalize on the new market opportunities that arise from a digital economy, IBM Social Business can let clients apply increasingly sophisticated analytics to gain actionable insight and to more effectively engage with customers. Behavioral, human data is the newest form of data and can be used to build a stronger, more agile workforce and reinvent human capital management by applying behavioral sciences across the talent lifecycle. The Social Business initiative is powered by world class IBM services and software, developed organically by IBM and through acquisitions.

In 2013, the company launched IBM MobileFirst, a unified approach to help clients and partners deliver best-in-class mobile solutions, take advantage of more commercial opportunities and provide a superior customer experience. IBM has a breadth of expertise and technology to help organizations efficiently build and deploy mobile applications, maintain visibility and control over their mobile infrastructure, engage customers in context and transform the value chain in ways that can drive growth and return on investment. The company can help its clients achieve these goals through a complete portfolio of IBM mobile software, services and industry expertise. Throughout 2013, IBM invested in core mobile enterprise capabilities such as IBM Worklight and IBM Rational, while rounding out its portfolio with strategic acquisitions such as Fiberlink, Trusteer, Xtify and The Now Factory. Integrated with 270 patents in wireless innovations and strengthened by thousands of mobile specialists from IBM Mobile Enterprise Services and IBM Interactive, the company has already helped more than 1,000 clients become more mobile enterprises.

In addition to Social and Mobile, IBM’s deep commitment to building a smarter planet can be seen in the ongoing efforts around Smarter Commerce and Smarter Cities. IBM’s Smarter Commerce model can integrate and transform how companies manage and adapt their buy, market, sell and service processes to place the customer experience at the center of their business. IBM’s Smarter Cities initiative helps federal, state and local governments to make better decisions, anticipate issues and coordinate resources across agencies more effectively and deliver citizen-centric services that can drive sustainable economic growth.

Business Analytics

Business Analytics is the category of software, systems and services that helps organizations take advantage of big data to make better and faster decisions and optimize processes. Big data includes both enterprise data, content and new data from both structured and unstructured sources: in previously unimaginable volumes (petabytes), with huge variety (from blogs, tweets, pictures, videos and text), at high velocity (machine-to-machine data from the Internet of things) and with decreasing veracity (from uncertain or incomplete sources). Big data and analytics are core to achieving the Smarter Planet strategy, helping data-savvy, insight-driven leaders to infuse intelligence into business decisions, processes and client interactions for faster actions and better outcomes.

IBM can serve new buyers and make new market segments by bringing IT to industries and professions that are being transformed by data. The company has a unique set of offerings and deep expertise related to big data and analytics to help organizations:

•     Acquire, grow and retain customers by improving customer interactions, building long-term, profitable relationships and realizing new value from customer sentiment.

•     Create new business models by tapping into information and insight to identify and explore strategic options for growth.

•     Transform financial management processes by improving enterprise agility, anticipating outcomes and driving business model innovation through a discipline of performance.

•     Better monitor, predict and manage risk to build trust and value amidst uncertainty, by having confidence in their data, risk exposures and ability to make risk-aware actionable decisions.

•     Optimize operations and counter fraud and other threats to reduce costs, increase efficiencies and productivity and improve public safety.

•     Improve IT economics by developing and enabling new value and agility at practically all levels of the organization and across lines of business while helping keep costs low and profitability high.

The company’s approach to big data and analytics helps organizations to succeed in their industries. IBM recommends organizations do three things to be successful. First, build a culture that infuses analytics everywhere. Second, be proactive about the privacy, security and governance of their data. Third, invest in the right platform and solutions to harness and analyze all of their data for new insights and outcomes.

IBM is committed to continually innovating across the spectrum of big data and analytics capabilities, solutions, systems, research, services, deployment and skills. For example, in 2013, the company announced a breakthrough dynamic in-memory database technology called BLU Acceleration, predictive analytics for big data with IBM Analytic Catalyst, a PureData System for Hadoop that marries IBM’s enterprise-class Hadoop distribution (InfoSphere BigInsights) with the simplicity of an appliance, InfoSphere Data Privacy for Hadoop that provides security and protection for sensitive big data, a Watson Engagement Advisor solution to help transform how brands and their customers interact and new academic partnerships to help prepare students for the expanding scope of careers in big data and analytics.

Cloud Computing

Cloud is a model for consuming and delivering business and IT services that can result in significant improvements in economies of scale and business agility and serve as a platform for business transformation. IBM has developed a portfolio of solutions, services and products that is helping thousands of clients adopt and leverage the transformative power of the cloud. IBM’s breadth of capabilities gives the company a unique advantage to help clients think, build and tap into the cloud. IBM has the deep industry expertise to help clients transform business processes, industry optimized software solutions to support business processes, software development platforms to create new cloud-based business applications and standardized infrastructure to run these applications.

IBM offers a full array of cloud delivery models, including private clouds, public clouds and a hybrid cloud that includes a mix of both. The company enables clients to build private, on-premises cloud-based environments that have the control, security and isolation required for their most mission-critical workloads. IBM also offers public cloud services, including the newly acquired SoftLayer platform that provides an infrastructure and ecosystem for middleware and applications. IBM’s public cloud services can be simply provisioned as a self service, pay-as-you-go consumption model. IBM’s software defined environments can provide a seamless integration across private and public cloud models, with interoperability, portability and scalability to help clients realize the full value of cloud.

In the new era of computing, IBM’s plans to enable nearly everything as a digital service. During 2013, IBM made several cloud-related strategic announcements, notably:

•     IBM’s Watson technology is being made available as a development platform in the cloud to enable a worldwide community of software application providers to build a new generation of apps infused with Watson’s cognitive computing intelligence.

•     The acquisition of SoftLayer is enabling IBM to deliver industry-leading cloud solutions that offer the security, privacy and reliability of private clouds and the economy and speed of a public cloud.

•     New fast-start industry solutions, which are hosted on a private cloud using SoftLayer and offered as a managed service through Global Business Services, designed to meet growing demand from clients for rapid deployment, implementation and experimentation.

•     The acquisition of Xtify Inc., a leading provider of cloud-based mobile messaging tools that help organizations improve mobile sales, drive in-store traffic and engage customers with personalized offers.

•     An open-standards IBM cloud platform that provides capabilities to power the next generation of cloud and mobile application development and services.

Growth Markets

IBM continues to invest in growth markets where many countries and companies are embracing big data, mobile, social and cloud, often at faster rates than mature countries. In China, for example, 32 percent of consumers make their purchases online, compared to only 14 percent of consumers globally. In Africa, 18 percent of the continent’s GDP is expected to be handled through mobile money transfers by 2015, while in Singapore, citizens spend 40 minutes on average each day on Facebook, compared to less than 25 minutes in the United States. IBM is helping clients in growth markets capitalize on these trends. For example:

•     In Mexico, IBM is using its analytics tools to enable Banorte-Ixe Bank to know and service its more than 13 million customers as individuals.

•     Using IBM’s Big Data technologies and predictive analytics, Da Nang’s (Vietnam) traffic control center is better forecasting and preventing potential congestion and better coordinating city responses to issues like accidents and adverse weather.

•     In Saudi Arabia, the company developed a public health solution for disease management that was implemented with the Saudi Ministry of Health to help manage the risk of infectious and communicable diseases across the Kingdom.

•     Faced with rising fuel costs and a goal to reduce greenhouse emissions, Jet Airways, India’s premier international airline, turned to IBM to more accurately calculate, track and report aircraft emissions and reduce fuel usage.

IBM continues to build out its shared services facilities and talent to support its clients in growth markets. In China, the company has increased its Big Data software skills, and it will leverage an IBM Integrated Managed Services Centre to capture the significant growth in cloud. In November 2013, IBM opened its first Africa Research Lab in Kenya, IBM’s 12th lab worldwide. The facility will conduct applied and exploratory research into the challenges Africa faces, and deliver commercially viable solutions to help improve the lives of people across the continent.

Summary

IBM’s strategy is one of innovation, transformation and a constant evolution to higher value. The company has steadily remixed its portfolio and business model to reflect its strategic beliefs and pursue its growth initiatives. IBM has a balanced history of exiting commodity businesses that no longer fit the high-value model while investing in strategic acquisitions and organic capabilities. In 2013, the company invested $3.1 billion for acquisition, $3.8 billion in net capital expenditures and $6.2 billion in research and development. The company has acquired more than 150 companies since 2000 to bolster its portfolio in areas like big data and analytics, cloud and systems of engagement.

As the company looks ahead to 2014 and beyond, it will continuously transform itself to take advantage of new opportunities and pursue bold new plays in areas such as Watson solutions, new offerings for big data and analytics, the mobile enterprise and high-value cloud services. IBM will continue to deliver differentiated client value based on its sustained investments in research and development, its engaged employee base, industry expertise, global reach, and the breadth and depth of the company’s technologies and capabilities.

Business Model

The company’s business model is built to support two principal goals: helping enterprise clients to become more innovative, efficient and competitive through the application of business insight and IT solutions; and providing long-term value to shareholders. The business model has been developed over time through strategic investments in capabilities and technologies that have superior long-term growth and profitability prospects based on the value they deliver to clients.

The company’s global capabilities include services, software, systems, fundamental research and related financing. The broad mix of businesses and capabilities are combined to provide integrated solutions to the company’s clients.

The business model is resilient, adapting to the continuously changing market and economic environment. The company continues to divest certain businesses and strengthen its position through strategic organic investments and acquisitions in higher-value areas. In addition, the company has transformed itself into a globally integrated enterprise which has improved overall productivity and is driving investment and expanding participation in the world’s fastest growing markets.

This business model, supported by the company’s financial model, has enabled the company to deliver strong earnings, cash flows and returns to shareholders over the long term.

Business Segments and Capabilities

The company’s major operations consists of five business segments: Global Technology Services and Global Business Services, which the company collectively calls Global Services, Software, Systems and Technology and Global Financing.

Global Services: is a critical component of the company’s strategy of providing IT infrastructure and business insight and solutions to clients. While solutions often include industry-leading IBM software and systems, other suppliers’ products are also used if a client solution requires it. Approximately 60 percent of external Global Services segment revenue is annuity based, coming primarily from outsourcing and maintenance arrangements. The Global Services backlog provides a solid revenue base entering each year. Within Global Services, there are two reportable segments: Global Technology Services and Global Business Services.

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

Cloud Services: delivers a comprehensive set of cloud services ranging from assisting clients with building their own private clouds, to building customized dedicated managed clouds, to allowing clients to leverage standardized cloud infrastructure services from the Soft-Layer and SmartCloud Enterprise+ offerings, to creating hybrid environments linking their private and public workloads together. This portfolio of cloud offerings spans across the GTS business lines.

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

GBS Capabilities

Consulting: delivering client value with solutions in Strategy and Transformation, Application Innovation Services, Enterprise Applications and Smarter Analytics. Consulting is also focused on bringing to market client solutions that drive Front Office Digitization in Smarter Commerce, Cloud, Mobile and Social Business.

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

Watson Solutions: included within Information Management Software, Watson is the first commercially available cognitive computing platform that has the ability to interact in natural language, processing vast amounts of big data, and learning from its interactions with people and computers. As an advisor, Watson is able to sift through and understand large amounts of data delivering insights with unprecedented speeds and accuracy.

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

Social Workforce Solutions: enables businesses to connect people and processes for more effective communication and increased productivity through collaboration, messaging and social networking software. By remaining at the forefront of collaboration tools, IBM’s social business offerings help organizations reap real benefits associated with social networking, as well as create a more efficient and effective workforce.

Rational Software: supports software development for both IT and complex embedded system solutions, with a portfolio of products and solutions supporting DevOps and Smarter Product Development, transforming the way lines of business, development and operations work together to deliver innovation via software.

Mobile Software:  spans middleware and offers customers true end-to-end mobile solutions across platform and application development, mobile security, and mobile device management.  Leveraging powerful analytics and usage data, customers are provided with the ability to have more compelling interactions with their clients and workforce, increasing touchpoints and deepening relationships.  The mobile offerings provide the ability to increase workforce productivity through enhanced collaboration, improved knowledge sharing and increased response speed.

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

Systems and Technology Capabilities

Systems: a range of general purpose and integrated systems designed and optimized for specific business, public and scientific computing needs. These systems—System z, Power Systems and System x—are typically the core technology in data centers that provide required infrastructure for business and institutions. Also, these systems form the foundation for IBM’s integrated offerings, such as IBM PureSystems, IBM Smart Analytics, IBM PureData System for Analytics powered by Netezza, IBM SmartCloud Entry and IBM BladeCenter for Cloud. IBM servers use both IBM and non-IBM micro-processor technology and operating systems. All IBM servers run Linux, a key open-source operating system, and the company is expanding its Linux relevance further on the Power platform.

Storage: data storage products and solutions that allow clients to retain and manage rapidly growing, complex volumes of digital information. These solutions address critical client requirements for information retention and archiving, security, compliance and storage optimization including data deduplication, availability and virtualization. The portfolio consists of a broad range of disk and tape storage systems, leveraging the breadth of IBM’s software offerings, and includes Flash storage and solutions.

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

IBM Worldwide Organizations

The following worldwide organizations play key roles in IBM’s delivery of value to its clients:

•     Sales and Distribution

•     Research, Development and Intellectual Property

•     Enterprise Transformation

•     Integrated Supply Chain

Sales and Distribution

IBM has a significant global presence, operating in more than 175 countries, with an increasingly broad-based geographic distribution of revenue. The company’s Sales and Distribution organization manages a strong global footprint, with dedicated country-based operating units focused on delivering client value. Within these units, client relationship professionals work with integrated teams of consultants, product specialists and delivery fulfillment teams to improve clients’ business performance. These teams deliver value by understanding the clients’ businesses and needs, and then bring together capabilities from across IBM and an extensive network of Business Partners to develop and implement solutions.

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

The company continues to invest to capture the long-term opportunity in markets around the world that have market growth rates greater than the global average—countries within Southeast Asia, Eastern Europe, the Middle East and Latin America. The company’s major markets include the G7 countries of Canada, France, Germany, Italy, Japan, the United States (U.S.) and the United Kingdom (UK) plus Austria, the Bahamas, Belgium, the Caribbean region, Cyprus, Denmark, Finland, Greece, Iceland, Ireland, Israel, Malta, the Netherlands, Norway, Portugal, Spain, Sweden and Switzerland.

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

•     Distribution: Consumer Products, Retail, Travel and Transportation

•     Communications: Telecommunications, Media and Entertainment, Energy and Utilities

•     General Business: Cross-sector representation of intermediate-sized large enterprises as well as mid-market clients

Research, Development and Intellectual Property

IBM’s research and development (R&D) operations differentiate the company from its competitors. IBM annually invests approximately $6 billion for R&D, focusing on high-growth, high-value opportunities. IBM Research works with clients and the company’s business units through 12 global labs on near-term and mid-term innovations. It contributes many new technologies to IBM’s portfolio every year and helps clients address their most difficult challenges. IBM Research also explores the boundaries of science and technology—from nanotechnology to future systems, big data analytics, secure clouds and to IBM Watson, a ‘‘cognitive’’ learning system.

IBM Research also focuses on differentiating IBM’s services businesses, providing new capabilities and solutions. It has the world’s largest mathematics department of any public company, enabling IBM to create unique analytic solutions and actively engage with clients on their toughest challenges.

In 2013, IBM was awarded more U.S. patents than any other company for the 21st consecutive year. IBM’s 6,809 patents awarded in 2013 represent a diverse range of inventions poised to enable significant innovations that will position the company to compete and lead in strategic areas such as Watson, cloud computing and big data analytics. These inventions also will advance the new era of cognitive systems where machines will learn, reason and interact with people in more natural ways. It was the most U.S. patents ever awarded to one company in a single year.

The company continues to actively seek intellectual property protection for its innovations, while increasing emphasis on other initiatives designed to leverage its intellectual property leadership. Some of IBM’s technological breakthroughs are used exclusively in IBM products, while others are licensed and may be used in IBM products and/or the products of the licensee. While the company’s various proprietary intellectual property rights are important to its success, IBM believes its business as a whole is not materially dependent on any particular patent or license, or any particular group of patents or licenses. IBM owns or is licensed under a number of patents, which vary in duration, relating to its products.

Enterprise Transformation

A key element of the company’s strategy is becoming a Smarter Enterprise. The transformation to a Smarter Enterprise is built on the foundation of internal transformation undertaken in the recent past, where IBM standardized business processes, drove enterprisewide transformation governance, implemented a global operating model, instrumented data, and connected employees to drive collaboration across geographic and functional boundaries.

The Smarter Enterprise is enabled through application of analytics, social, mobile and cloud tools, approaches and technologies. Analytics enable data-driven insights for faster, smarter decision making. Social tools encourage peer-to-peer interactions, and allow data to be shared within and outside IBM in a social way. Mobile technology allows workers to work seamlessly from anywhere. Cloud infrastructure and services enable application delivery. Collectively these enablers allow IBM to make decisions differently, create value differently and deliver value differently, thereby improving employee engagement and client experience and ultimately driving better business performance. The company primarily reinvests the benefits of its enterprise transformation initiatives in remixing its spending profile and resources to its higher growth, higher margin initiatives, in addition to improving profitability.

Integrated Supply Chain

IBM has an extensive integrated supply chain, procuring materials and services globally. In 2013, the company also managed approximately $20 billion in procurement spending for its clients through the Global Process Services organization. The supply, manufacturing and logistics and sales transaction support operations are integrated in one operating unit that has optimized inventories over time. Simplifying and streamlining internal processes has improved sales force productivity and operational effectiveness and efficiency. Supply chain resiliency enables IBM to reduce its risk during marketplace changes.

The company continues to derive business value from its own globally integrated supply chain providing a strategic advantage for the company to create value for clients. IBM leverages its supply chain expertise for clients through its supply chain business transformation outsourcing service to optimize and help operate clients’ end-to-end supply chain processes, from procurement to logistics.

The company has expanded its use of analytics to measure, manage and fine tune its supply chain operations, which will help reshape its operations and create value for clients.

YEAR IN REVIEW

Segment Details

The following is an analysis of the 2013 versus 2012 reportable segment results. The table below presents each reportable segment’s external revenue and gross margin results. Segment pre-tax income includes transactions between segments that are intended to reflect an arm’s-length transfer price and excludes certain unallocated corporate items; see note T, “Segment Information,” on pages 141 to 146 for additional information.

($ in millions)

			Yr.-to-Yr.		Yr.-to-Yr.
			Percent/		Percent Change
			Margin		Adjusted for
For the year ended December 31:	2013	2012	Change		Currency
Revenue
Global Technology Services	$38,551	$40,236	(4.2)%		(1.4)%
Gross margin	38.1%	36.6%	1.5	pts.
Global Business Services	18,396	18,566	(0.9)%		2.6%
Gross margin	30.9%	30.0%	0.9	pts.
Software	25,932	25,448	1.9%		2.9%
Gross margin	88.8%	88.7%	0.1	pts.
Systems and Technology	14,371	17,667	(18.7)%		(17.9)%
Gross margin	35.6%	39.1%	(3.5	)pts.
Global Financing	2,022	2,013	0.4%		2.8%
Gross margin	45.6%	46.5%	(0.9	)pts.
Other	478	577	(17.1)%		(16.4)%
Gross margin	(195.6)%	(71.6)%	(124.0	)pts.
Total consolidated revenue	$99,751	$104,507	(4.6)%		(2.5)%

Total consolidated gross profit	$48,505	$50,298	(3.6)%
Total consolidated gross margin	48.6%	48.1%	0.5	pts.
Non-operating adjustments
Amortization of acquired intangible assets	388	375	3.5%
Acquisition-related charges	5	1	NM
Retirement-related costs/(income)	629	264	138.1%
Operating (non-GAAP) gross profit	$49,527	$50,938	(2.8)%
Operating (non-GAAP) gross margin	49.7%	48.7%	0.9	pts.

NM—Not meaningful

Global Services

In 2013, the Global Services segments, Global Technology Services (GTS) and Global Business Services (GBS), delivered $56,947 million of revenue, grew pre-tax income 2.5 percent and expanded pre-tax margin 1.0 points. GBS returned to revenue growth in 2013, at constant currency, leveraging the investments made in the Digital Front Office practices. GTS revenue performance improved during the second half of 2013 and is stabilizing. Global Services had good performance in the key growth initiatives of Smarter Planet, business analytics and cloud, and is continuing to invest to expand its capabilities in these areas. Total outsourcing revenue of $26,157 million decreased 5.1 percent (2 percent adjusted for currency) and total transactional revenue of $23,678 million decreased 1.0 percent as reported, but increased 2 percent adjusted for currency year to year. The estimated Global Services backlog was $143 billion at December 31, 2013, an increase of 1.8 percent (5 percent adjusted for currency) versus the prior year-end balance.

($ in millions)

				Yr.-to-Yr.
			Yr.-to-Yr.	Percent Change
			Percent	Adjusted for
For the year ended December 31:	2013	2012	Change	Currency
Global Services external revenue	$56,947	$58,802	(3.2)%	(0.2)%
Global Technology Services	$38,551	$40,236	(4.2)%	(1.4)%
Outsourcing	22,060	23,344	(5.5)	(2.7)
Integrated Technology Services	9,380	9,550	(1.8)	1.0
Maintenance	7,111	7,343	(3.1)	(0.7)
Global Business Services	$18,396	$18,566	(0.9)%	2.6%
Outsourcing	4,097	4,209	(2.6)	1.5
Consulting and Systems Integration	14,298	14,358	(0.4)	2.9

Global Technology Services revenue of $38,551 million in 2013 decreased 4.2 percent (1 percent adjusted for currency) year to year. From a geographic perspective, revenue declines in North America and Europe were partially offset by growth in Japan, adjusted for currency. GTS Outsourcing revenue decreased 5.5 percent (3 percent adjusted for currency) in 2013. Revenue performance was impacted by a decline in revenue from sales into existing base accounts. This activity is more transactional in nature and can be economically sensitive. Revenue was also impacted by the work done to improve the profitability of the restructured low margin outsourcing contracts. GTS Outsourcing had double-digit signings growth in 2013 and started to realize the benefit from several of the large transformational contract signings in its fourth-quarter 2013 revenue. Integrated Technology Services (ITS) revenue decreased 1.8 percent as reported, but increased 1 percent adjusted for currency in 2013 compared to 2012. The company continues to shift the ITS business toward higher value managed services such as business continuity, security and cloud. Within the cloud offerings, SoftLayer contributed 2 points of revenue growth to the ITS performance in 2013, and a half-point to total GTS revenue for the year. SoftLayer provides unmatched performance, flexibility and breadth for public and hybrid cloud workloads. In January 2014, the company announced plans to invest over $1.2 billion to double its SoftLayer centers, and with 40 cloud datacenters in 15 countries, the company will have cloud centers in every major geography and key financial center.

Global Business Services revenue of $18,396 million decreased 0.9 percent as reported, but increased 3 percent at constant currency in 2013 with growth in both GBS Outsourcing and Consulting and Systems Integration (C&SI), adjusted for currency. GBS revenue increased 0.5 percent (4 percent at constant currency) in the second half of the year. On a geographic basis, revenue growth at constant currency was led by North America, Japan and the growth markets, while Europe was flat year to year. By offering, growth was driven by the practices that address the Digital Front Office. GBS delivered double-digit growth in each of the strategic growth initiatives of business analytics, Smarter Planet and cloud. The company has been investing to build capabilities in these key areas and now has nearly 20,000 resources in GBS focused on the growing Digital Front Office opportunity. In the area of big data, the GBS capabilities span from Business Analytics and Optimization strategy, through Front Office Analytics to Fraud and Regulatory Compliance and Risk Management. Application Outsourcing revenue decreased 2.6 percent as reported, but increased 2 percent adjusted for currency. C&SI revenue decreased 0.4 percent as reported, but increased 3 percent adjusted for currency. Both lines of business had constant currency revenue growth year to year in the growth markets. In 2013, the GBS backlog grew for the fifth consecutive year at constant currency led, in 2013, by the major markets.

($ in millions)

			Yr.-to-Yr.
			Percent/
			Margin
For the year ended December 31:	2013	2012	Change
Global Services
Global Technology Services
External gross profit	$14,691	$14,740	(0.3)%
External gross profit margin	38.1%	36.6%	1.5	pts.
Pre-tax income	$6,983	$6,961	0.3%
Pre-tax margin	17.6%	16.8%	0.8	pts.
Global Business Services
External gross profit	$5,676	$5,564	2.0%
External gross profit margin	30.9%	30.0%	0.9	pts.
Pre-tax income	$3,214	$2,983	7.7%
Pre-tax margin	16.8%	15.5%	1.3	pts.

GTS gross profit decreased 0.3 percent in 2013 and the gross profit margin improved 1.5 points year to year with margin expansion in each line of business, as well as in the growth markets and major markets. Pre-tax income increased 0.3 percent year to year and the pre-tax margin expanded 0.8 points to 17.6 percent. The 2013 margin improvement was driven by reductions in performance-related compensation, benefits from the second-quarter 2013 workforce rebalancing activity and efficiency improvements primarily through the company’s enterprise productivity initiatives, partially offset by higher year-to-year workforce rebalancing charges.

The GBS gross profit margin expanded 0.9 points in 2013 with improved profit performance in Application Outsourcing. GBS pre-tax income increased 7.7 percent in 2013 with a pre-tax margin of 16.8 percent, an improvement of 1.3 points year to year. GBS benefitted from reductions in performance-related compensation, the company’s enterprise productivity initiatives and the second-quarter 2013 workforce rebalancing activity, partially offset by higher year-to-year workforce rebalancing charges. The savings from those actions fuel the investments being made in the key growth initiatives.

The total Global Services business delivered profit growth and margin expansion throughout 2013. Pre-tax income of $10,197 million in 2013 increased 2.5 percent year to year and the pre-tax margin expanded 1.0 points to 17.4 percent.

Global Services Backlog

The estimated Global Services backlog at December 31, 2013 was $143 billion, an increase of 1.8 percent as reported and 5 percent adjusted for currency compared to the December 31, 2012 balance, with growth across both the transactional and outsourcing businesses. Revenue generated from the opening backlog is approximately 70 percent of total services annual revenue in any year. In 2014, the projected total services revenue from the backlog is expected to be up 1 percent year to year at consistent foreign currency exchange rates. The divestiture of the company’s customer care business in the first quarter of 2014 will impact performance from the backlog. This will reduce the total backlog and impact revenue growth from the backlog by approximately 3 points; including the divestiture, revenue generated from the backlog is expected to be down 2 percent year to year. The balance of the revenue, the other approximately 30 percent of total services revenue in any year, comes from yield from current year signings, and sales and volumes into the existing client base. It also includes SoftLayer and some other cloud services, which generate period revenue that isn’t reflected in the backlog.

The estimated transactional backlog at December 31, 2013 increased 5.3 percent (8 percent adjusted for currency) and the estimated outsourcing backlog increased 1.5 percent (5 percent adjusted for currency), respectively, from the December 31, 2012 levels.

($ in billions)

				`	Yr.-to-Yr.
			Yr.-to-Yr.		Percent Change
			Percent		Adjusted for
At December 31:	2013	2012	Change		Currency
Backlog
Total backlog	$142.8	$140.3	1.8%		4.8%
Outsourcing backlog	90.8	89.4	1.5		4.7

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

($ in millions)

				Yr.-to-Yr.
			Yr.-to-Yr.	Percent Change
			Percent	Adjusted for
For the year ended December 31:	2013	2012	Change	Currency
Total signings	$63,203	$56,595	11.7%	14.8%
Outsourcing signings	$35,027	$27,891	25.6%	28.7%
Transactional signings	28,176	28,703	(1.8)	1.4

Software

($ in millions)

				Yr.-to-Yr.
			Yr.-to-Yr.	Percent Change
			Percent	Adjusted for
For the year ended December 31:	2013	2012	Change	Currency
Software external revenue	$25,932	$25,448	1.9%	2.9%
Middleware	$21,557	$20,983	2.7%	3.7%
Key Branded Middleware	17,322	16,528	4.8	5.7
WebSphere Family			8.2	9.1
Information Management			2.8	3.7
Social Workforce Solutions*			10.8	11.9
Tivoli			3.9	4.8
Rational			4.9	6.0
Other middleware	4,235	4,455	(4.9)	(3.9)
Operating systems	2,447	2,525	(3.1)	(1.9)
Other	1,929	1,940	(0.6)	0.2

* Formerly Lotus

Software revenue of $25,932 million increased 1.9 percent as reported and 3 percent adjusted for currency in 2013 compared to 2012. The Software business delivered revenue growth, at constant currency, in all four quarters of the year. Revenue continued to mix toward key branded middleware with growth in all five brands. The Software value proposition remains strong for enterprise clients. Customers continue to increase deployment of the company’s middleware products and the business is investing and gaining share in social, mobile, analytics, cloud and security. Some of this is delivered in a SaaS model, and the company has over 100 SaaS offerings in its software portfolio. Across the Software brands, there was strong performance in the growth initiatives that address the key market trends—Smarter Planet, business analytics and cloud. The Software business completed eight acquisitions in 2013, adding to it’s capabilities in mobile, big data analytics and security. The Software business grew segment pre-tax profit 2.7 percent to $11.1 billion and expanded pre-tax margin 0.5 points.

In January 2014, the company announced a $1 billion investment in Watson, and it established a new Watson Group within the Software business. This new unit is dedicated to the development and commercialization of cloud-delivered cognitive innovations.

Key branded middleware revenue increased 4.8 percent (6 percent adjusted for currency), with strong performance in the areas of analytics, cloud, mobile, social and security. The faster growing and higher value branded middleware accounted for 67 percent of total Software revenue in 2013, an increase of 2 points from 2012.

WebSphere revenue increased 8.2 percent (9 percent adjusted for currency) in 2013 and gained share. Revenue performance was driven by double-digit growth in the Commerce offerings, and growth in Business Integration and the on-premises Application Server business. Mobile contributed strong revenue growth in 2013. MobileFirst, the company’s comprehensive portfolio of mobile software and services, was introduced in 2013 and extends value to clients to reach new markets and gain competitive advantage. The company continues to add capabilities to the WebSphere brand. In January 2014, the business acquired Aspera, Inc. which provides best in class transfer speeds for movement of big data.

Information Management revenue increased 2.8 percent (4 percent adjusted for currency) in 2013 compared to 2012. Performance in 2013 included strong growth in the distributed database offerings, including Netezza, and content management software.

Tivoli revenue increased 3.9 percent (5 percent adjusted for currency) in 2013 and gained share, driven by storage growth and the security solutions portfolio. Tivoli storage revenue was up 7 percent (8 percent adjusted for currency) in 2013. Tivoli security revenue increased 17 percent (19 percent adjusted for currency) and reflects contribution from the acquisition of Trusteer in the third quarter of 2013, which extended Tivoli’s data security capabilities further into cloud and mobile environments. The transformation driven by mobile and cloud computing is raising the importance of security for enterprise customers. The company has been building and expanding its security capabilities and now has 6,000 security experts worldwide, 3,000 patents in security and 25 security laboratories worldwide across software and services.

Social Workforce Solutions revenue increased 10.8 percent (12 percent adjusted for currency) in 2013. Performance was driven by Kenexa, which provides cloud-based recruiting and talent management solutions.

Rational revenue increased 4.9 percent (6 percent adjusted for currency) in 2013 year over year.

Operating systems revenue decreased 3.1 percent (2 percent adjusted for currency) in 2013 compared to 2012, driven by declines in Systems z and Power Systems.

($ in millions)

			Yr.-to-Yr.
			Percent/
			Margin
For the year ended December 31:	2013	2012	Change
Software
External gross profit	$23,032	$22,569	2.0%
External gross profit margin	88.8%	88.7%	0.1	pts.
Pre-tax income	$11,106	$10,810	2.7%
Pre-tax margin	38.1%	37.6%	0.5	pts.

Software gross profit increased 2.0 percent in 2013, with a gross profit margin of 88.8 percent. Software pre-tax income increased 2.7 percent and the pre-tax margin improved 0.5 points to 38.1 percent. The Software business had another successful year leveraging revenue growth and expense savings, primarily from the company’s enterprise productivity initiatives, to drive profit growth and margin expansion. The relative strength of the Software business, fueled by growth in the key growth initiatives, improved the company’s business mix and contributed to its operating (non-GAAP) consolidated gross and net margin improvements.

Systems and Technology

($ in millions)

				Yr.-to-Yr.
			Yr.-to-Yr.	Percent Change
			Percent	Adjusted for
For the year ended December 31:	2013	2012	Change	Currency
Systems and Technology external revenue	$14,371	$17,667	(18.7)%	(17.9)%
System z			(13.4)%	(12.6)%
Power Systems			(31.4)	(30.7)
System x			(13.5)	(12.7)
Storage			(10.8)	(9.7)
Total Systems excluding Retail Store Solutions			(17.6)	(16.8)
Microelectronics OEM			(11.9)	(11.9)
Total Systems and Technology excluding Retail Store Solutions			(17.0)	(16.3)
Retail Store Solutions (Divested in 2012)			(98.2)	(98.2)

Systems and Technology (STG) revenue decreased 18.7 percent (18 percent adjusted for currency) in 2013 versus 2012. Adjusting for the divested RSS business, revenue declined 17.0 percent (16 percent adjusted for currency) in 2013. Growth markets revenue decreased 16.5 percent (16 percent adjusted for currency) in 2013, compared to the prior year, while major markets revenue decreased 21.5 percent (20 percent adjusted for currency). Japan declined 18 percent as reported, but was essentially flat adjusted for currency. Two issues within the business significantly impacted the segment’s revenue and profit performance in 2013. First, STG is dealing with challenges in its hardware business models specific to Power Systems, Storage and x86. In addition, System z revenue was impacted by the product cycle, particularly in the second half, as the company entered the back end of the current mainframe cycle with difficult period to period comparisons driving revenue declines.

System z revenue decreased 13.4 percent (13 percent adjusted for currency) in 2013 versus 2012. The decrease was primarily driven by lower revenue in North America, while revenue increased in the growth markets. MIPS (millions of instructions per second) shipments increased 6 percent in 2013 versus the prior year. The increase in MIPS was driven by specialty engines, which increased 17 percent year over year and continue to be more than 50 percent of the total volumes. The decline in System z revenue was expected based on the product’s movement through the product cycle in 2013. In the current mainframe cycle, the company has shipped 28 percent more MIPS compared to the same period in the prior cycle. The revenue and gross profit in the current cycle are each about 99 percent of the previous cycle, net of currency. Mainframe products provide the highest levels of availability, reliability, efficiency and security, which position it as the ideal platform for high volume, mission critical workloads. The additional MIPS capacity in the current product cycle is a reflection of the ongoing relevance of the mainframe to clients, and provides the company with financial returns consistent with past cycles.

Power Systems revenue decreased 31.4 percent (31 percent adjusted for currency) in 2013 versus 2012. The Power platform continues to ship significant capacity into the UNIX market, however this has been more than offset by significant price performance, resulting in lower revenue. The company has been very successful in the UNIX market, and is taking two actions to improve its business model in Power Systems. First, it is making the platform more relevant to clients. To achieve this:

•     In the fourth quarter of 2013, the company introduced a new Integrated Facility for Linux offering which enables clients to run Linux workloads in their existing servers. This mirrors the successful strategy the company executed on the System z platform;

•     The company will expand its Linux relevance even further with POWER8 in 2014, which will provide additional big data and cloud capabilities; and

•             Through the company’s OpenPOWER consortium it is making Power technology available to an open development alliance, building an ecosystem around the Power technologies.

These effects will take some time.

Secondly, even with these additional capabilities, the company recognizes that the size of the Power platform will not return to prior revenue levels. The company will take action by right-sizing the business for the demand characteristics it expects.

System x revenue decreased 13.5 percent (13 percent adjusted for currency) in 2013 versus 2012. High-end System x revenue decreased 16 percent (16 percent adjusted for currency) and blades revenue declined 45 percent (45 percent adjusted for currency) in 2013 versus the prior year. These decreases were partially offset by increased revenue driven by Pure Systems.

Pure Systems continued to gain momentum. Globally to date, the company has shipped over 10,000 systems across its hardware brands.

Storage revenue decreased 10.8 percent (10 percent adjusted for currency) in 2013 versus 2012. The company’s flash solutions continued to gain momentum in 2013 with positive revenue growth. The

Storwize products delivered double-digit growth, which were more than offset by declines in legacy OEM mid-range offerings, and declines in high-end offerings driven by significant pricing pressure.

Retail Stores Solutions (RSS) revenue decreased 98.2 percent (98 percent adjusted for currency) in 2013 versus 2012. In the third quarter of 2012, the company divested the RSS business to Toshiba Tec. See the caption, “Divestitures,” on page 98 for additional information regarding the transaction.

Microelectronics OEM revenue decreased 11.9 percent (12 percent adjusted for currency) in 2013 versus 2012.

($ in millions)

			Yr.-to-Yr.
			Percent/
			Margin
For the year ended December 31:	2013	2012	Change
Systems and Technology
External gross profit	$5,120	$6,903	(25.8)%
External gross profit margin	35.6%	39.1%	(3.5	)pts.
Pre-tax income	$(507)	$1,227	NM
Pre-tax margin	(3.4)%	6.7%	(10.1	)pts.

NM—Not meaningful

The decrease in external gross profit in 2013 versus 2012 was due to lower revenue and a lower overall gross profit margin reflecting the business model challenges. Overall gross margin decreased 3.5 points in 2013 versus the prior year. The decrease was driven by lower margins in Power Systems (1.0 points), System x (0.9 points), Microelectronics (0.7 points) and Storage (0.4 points) as well as a decline due to revenue mix (0.7 points), partially offset by margin improvement in System z (0.1 points).

Systems and Technology’s pre-tax income decreased $1,734 million to a loss of $507 million in 2013, when compared to the prior year. Pre-tax margin decreased 10.1 points in 2013 versus 2012. The decline in pre-tax income was driven by the hardware businesses which are dealing with business model challenges due to market shifts and System z, as it entered the backend of the mainframe product cycle late in the year.

Global Financing

See pages 72 through 75 for an analysis of Global Financing’s segment results.

Geographic Revenue

In addition to the revenue presentation by reportable segment, the company also measures revenue performance on a geographic basis. The following geographic, regional and country-specific revenue performance excludes OEM revenue, which is discussed separately below.

($ in millions)

				Yr.-to-Yr.
			Yr.-to-Yr.	Percent Change
			Percent	Adjusted for
For the year ended December 31:	2013	2012	Change	Currency
Total revenue	$99,751	$104,507	(4.6)%	(2.5)%
Geographies	$97,800	$102,268	(4.4)%	(2.2)%
Americas	43,249	44,556	(2.9)	(2.0)
Europe/Middle East/Africa	31,628	31,775	(0.5)	(2.1)
Asia Pacific	22,923	25,937	(11.6)	(2.8)

Major markets			(4.2)%	(2.2)%
Growth markets			(4.9)%	(2.4)%
BRIC countries			(8.2)%	(5.6)%

Total geographic revenue of $97,800 million decreased 4.4 percent (2 percent adjusted for currency) in 2013. Revenue in the major markets decreased 4.2 percent (2 percent adjusted for currency). Revenue from the growth markets, which represented approximately 23 percent of the total geographic revenue for the year, decreased 4.9 percent on a year-to-year basis (2 percent adjusted for currency). Performance at constant currency in the growth markets was mixed, with year-to-year growth in the first half offset by declines in the second half. The company had strength in Latin America and the Middle East and Africa region. However, declines in some of the larger growth markets, for example China and Australia, impacted the overall performance in the growth markets. Within the BRIC countries of Brazil, Russia, India and China, combined revenue declined 8.2 percent (6 percent adjusted for currency). The company continues to see good opportunity in all regions over the long term and is continuing to invest in these key markets.

Americas revenue decreased 2.9 percent (2 percent adjusted for currency) compared to the prior year. The major market countries were down 3.9 percent (4 percent adjusted for currency), partially offset by an increase in the Latin America growth markets of 4.4 percent (9 percent adjusted for currency). Within the major market countries, the U.S. was down 3.4 percent and Canada was down 6.3 percent (3 percent adjusted for currency). Within the growth market countries, Brazil increased 3.3 percent (10 percent adjusted for currency) and Mexico increased 7.8 percent (8 percent adjusted for currency).

Europe/Middle East/Africa (EMEA) revenue decreased 0.5 percent (2 percent adjusted for currency) compared to the prior year. The major market countries were down 0.5 percent (3 percent adjusted for currency), while the growth market countries were down 0.6 percent (up 1 percent adjusted for currency). In the major market countries, the UK decreased 1.4 percent (flat adjusted for currency), Germany decreased 0.1 percent (3 percent adjusted for currency), France decreased 1.8 percent (5 percent adjusted for currency), and Italy decreased 2.1 percent (5 percent adjusted for currency). Within the EMEA growth markets, the Middle East and Africa region increased 5.0 percent (11 percent adjusted for currency), but this growth was offset primarily by a decrease in Russia of 22.7 percent (22 percent adjusted for currency).

Asia Pacific revenue decreased 11.6 percent (3 percent adjusted for currency) year to year. Japan revenue decreased 15.2 percent as reported, but increased 4 percent overall and grew in every quarter on a constant currency basis. This growth reflects the benefits of shifting investment and redirection of the company’s go-to-market focus to improve performance in Japan. The Asia Pacific growth markets decreased 9.1 percent (7 percent adjusted for currency), with China down 12.2 percent (14 percent adjusted for currency) and Australia down 15.9 percent (10 percent adjusted for currency). During 2013, performance in China was impacted by the process surrounding the implementation of a broad governmental economic reform plan.

OEM revenue of $1,951 million in 2013 decreased 12.9 percent (12 percent adjusted for currency) compared to the prior year, driven by the Microelectronics OEM business.

Total Expense and Other (Income)

($ in millions)

			Yr.-to-Yr.
			Percent/
			Margin
For the year ended December 31:	2013	2012	Change
Total consolidated expense and other (income)	$28,981	$28,396	2.1%
Non-operating adjustments
Amortization of acquired intangible assets	(370)	(328)	12.9
Acquisition-related charges	(40)	(35)	14.9
Non-operating retirement-related (costs)/income	(433)	(274)	58.3
Operating (non-GAAP) expense and other (income)	$28,137	$27,760	1.4%
Total consolidated expense-to-revenue ratio	29.1%	27.2%	1.9 pts.
Operating (non-GAAP) expense-to-revenue ratio	28.2%	26.6%	1.6 pts.

Total expense and other (income) increased 2.1 percent in 2013 versus 2012. Total operating (non-GAAP) expense and other (income) increased 1.4 percent versus the prior year. The key drivers of the year-to-year change in total expense and other (income) were approximately:

	Total		Operating
	Consolidated		(non-GAAP)
• Currency*	(1) point	`	(1) point
• Acquisitions**	2 points		2 points
• Base expense	1 point		1 point

* Reflects impacts of translation and hedging programs.

** Includes acquisitions completed in prior 12-month period.

In the execution of its strategy, the company continues to invest in its growth initiatives, innovation and strategic acquisitions. The company also has had an ongoing focus on increasing efficiency and productivity across the business.

For additional information regarding total expense and other (income), see the following analyses by category.

Selling, General and Administrative

($ in millions)

			Yr.-to-Yr.
			Percent
For the year ended December 31:	2013	2012	Change
Selling, general and administrative expense
Selling, general and administrative—other	$19,187	$19,589	(2.1)%
Advertising and promotional expense	1,294	1,339	(3.3)
Workforce rebalancing charges	1,064	803	32.4
Retirement-related costs	995	945	5.3
Amortization of acquired intangible assets	370	328	12.9
Stock-based compensation	435	498	(12.6)
Bad debt expense	156	50	210.0
Total consolidated selling, general and administrative expense	$23,502	$23,553	(0.2)%
Non-operating adjustments
Amortization of acquired intangible assets	(370)	(328)	12.9
Acquisition-related charges	(25)	(22)	13.3
Non-operating retirement-related (costs)/income	(376)	(294)	28.1
Operating (non-GAAP) selling, general and administrative expense	$22,731	$22,910	(0.8)%

Total Selling, general and administrative (SG&A) expense decreased 0.2 percent in 2013 versus 2012. The decrease was primarily driven by the effects of currency (1 point) and base spending (1 point), partially offset by acquisition-related spending (2 points). Operating (non-GAAP) SG&A expense decreased 0.8 percent primarily driven by the effects of currency (1 point) and lower base spending (1 point), partially offset by acquisition-related spending (1 point). The decrease was driven by lower SG&A—other expense, as the company continues to shift its spending. The company is continuing to drive productivity across the business, primarily through its enterprise productivity initiatives, and is reinvesting most of those savings into the business to drive its growth areas. The increase in workforce rebalancing charges was due to actions the company took in the second quarter of 2013. Bad debt expense increased $106 million in 2013 versus 2012, primarily driven by higher specific account reserves. The accounts receivable provision coverage was 1.6 percent at December 31, 2013, an increase of 20 basis points from year-end 2012.

Other (Income) and Expense

($ in millions)

			Yr.-to-Yr.
			Percent
For the year ended December 31:	2013	2012	Change
Other (income) and expense
Foreign currency transaction losses/(gains)	$(260)	$(240)	8.4%
(Gains)/losses on derivative instruments	166	72	132.5
Interest income	(74)	(109)	(32.2)
Net (gains)/losses from securities and investment assets	(29)	(55)	(48.0)
Other	(131)	(511)	(74.4)
Total consolidated other (income) and expense	$(327)	$(843)	(61.2)%
Non-operating adjustment
Acquisition-related charges	(16)	(13)	17.4
Operating (non-GAAP) other (income) and expense	$(343)	$(857)	(60.0)%

Other (income) and expense was income of $327 million and $843 million in 2013 and 2012, respectively. The decrease in income of $516 million in 2013 was primarily driven by lower income from divestitures ($405 million) driven by the gain associated with the divested RSS business ($446 million) in 2012 reflected in Other in the table above, and increased losses on derivative instruments ($95 million) due to foreign currency rate volatility year to year.

Research, Development and Engineering

($ in millions)

			Yr.-to-Yr.
			Percent
For the year ended December 31:	2013	2012	Change
Total consolidated research, development and engineering	$6,226	$6,302	(1.2)%
Non-operating adjustment
Non-operating retirement-related (costs)/income	(57)	20	NM
Operating (non-GAAP) research, development and engineering	$6,170	$6,322	(2.4)%

NM—Not meaningful

The company continues to invest in research and development, focusing its investments on high-value, high-growth opportunities and to extend its technology leadership. Total research, development and engineering (RD&E) expense decreased 1.2 percent in 2013 versus 2012, primarily driven by lower base spending (3 points), partially offset by acquisitions (2 points). Operating (non-GAAP) RD&E expense decreased 2.4 percent in 2013 compared to the prior year primarily driven by lower base spending (4 points), partially offset by acquisitions (2 points). Overall, the investment in RD&E represented 6.2 percent of revenue in 2013, compared to 6.0 percent in 2012.

Intellectual Property and Custom Development Income

($ in millions)

			Yr.-to-Yr.
			Percent
For the year ended December 31:	2013	2012	Change
Sales and other transfers of intellectual property	$352	$324	8.7%
Licensing/royalty-based fees	150	251	(40.0)
Custom development income	320	500	(36.0)
Total	$822	$1,074	(23.5)%

The timing and amount of sales and other transfers of intellectual property(IP) may vary significantly from period to period depending upon timing of divestitures, industry consolidation, economic conditions and the timing of new patents and know-how development. There were no significant individual IP transactions in 2013 or 2012. Custom development income declined 36 percent compared to the prior year due to a reduction in payments from the company’s technology alliance partners.

Interest Expense

($ in millions)

			Yr.-to-Yr.
			Percent
For the year ended December 31:	2013	2012	Change
Interest expense
Total	$402	$459	(12.5)%

The decrease in interest expense in 2013 versus 2012 was primarily driven by lower average interest rates, partially offset by higher average debt levels. Interest expense is presented in cost of financing in the Consolidated Statement of Earnings only if the related external borrowings are to support the Global Financing external business. See page 75 for additional information regarding Global Financing debt and interest expense. Overall interest expense (excluding capitalized interest) for 2013 was $989 million, a decrease of $15 million year to year.

Stock-Based Compensation

Total pre-tax stock-based compensation cost of $614 million decreased $74 million compared to 2012. The decrease was primarily related to performance share units ($48 million), the company’s assumption of stock-based awards previously issued by acquired entities ($16 million) and restricted stock units ($10 million). Stock-based compensation cost, and the year-to-year change, was reflected in the following categories: Cost: $122 million, down $10 million; SG&A expense: $435 million, down $63 million; and RD&E expense: $57 million, down $2 million.

See note R, “Stock-Based Compensation,” on pages 124 to 127 for additional information on stock-based compensation.

Retirement-Related Plans

The following table provides the total pre-tax cost for all retirement-related plans. These amounts are included in the Consolidated Statement of Earnings within the caption (e.g., Cost, SG&A, RD&E) relating to the job function of the plan participants.

($ in millions)

			Yr.-to-Yr.
			Percent
For the year ended December 31:	2013	2012	Change
Retirement-related plans—cost
Service cost	$545	$493	10.6%
Amortization of prior service cost/(credits)	(114)	(148)	(22.9)
Cost of defined contribution plans	1,384	1,506	(8.1)
Total operating costs	$1,815	$1,851	(2.0)%
Interest cost	3,728	4,238	(12.0)
Expected return on plan assets	(6,187)	(6,356)	(2.7)
Recognized actuarial losses	3,434	2,407	42.7
Plan amendments/curtailments/ settlements	0	1	(30.6)
Multi-employer plan/other costs	86	247	(65.4)
Total non-operating costs/ (income)	$1,062	$538	97.5%
Total retirement-related plans—cost	$2,876	$2,389	20.4%

In 2013, total retirement-related plan cost increased by $488 million compared to 2012, primarily driven by an increase in recognized actuarial losses ($1,027 million) and lower expected return on plan assets ($169 million), partially offset by lower interest cost ($510 million) and lower pension litigation cost ($152 million).

As discussed in the “Operating (non-GAAP) Earnings” section on page 26, the company characterizes certain retirement-related costs as operating and others as non-operating. Utilizing this characterization, operating retirement-related costs in 2013 were $1,815 million, a decrease of $36 million compared to 2012, driven by lower cost of defined contribution plans ($122 million), partially offset by increased service cost ($52 million) and increased amortization of prior service cost ($34 million). Non-operating costs of $1,062 million increased $524 million in 2013, compared to the prior year, driven primarily by the increase in recognized actuarial losses ($1,027 million) and lower expected return on plan assets ($169 million), partially offset by lower interest cost ($510 million) and lower pension litigation cost ($152 million).

Income Taxes

The effective tax rate for 2013 was 15.6 percent, a decrease of 8.6 points versus the prior year, driven by the following factors:

•     A benefit resulting from the completion of the U.S. 2008-2010 tax audit, including the associated reserve redeterminations (11.5 points);

•     A benefit due to a more favorable geographic mix of pre-tax income in 2013 (2.4 points);

•     Benefits from the retroactive impact of the 2012 American Taxpayer Relief Act (0.7 points) and an increase in research and development credits (0.6 points);

•     A benefit from a tax agreement which required a reassessment of certain valuation allowances on deferred tax assets (1.5 points); and,

•     Benefits from the resolution of certain non-U.S. tax audits (0.8 points) and newly enacted U.S. state tax legislation (0.6 points); partially offset by

•     Tax charges related to certain intercompany payments made by foreign subsidiaries and the intercompany licensing of certain IP (9.1 points); and

•     The year-over-year impact of the 2012 benefit related to a tax restructuring in Latin America (0.8 points).

The operating (non-GAAP) effective tax rate was 16.0 percent, a decrease of 8.0 points versus 2012 principally driven by the same factors described above.

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

			Yr.-to-Yr.
			Percent
For the year ended December 31:	2013	2012	Change
Earnings per share of common stock
Assuming dilution	$14.94	$14.37	4.0%
Basic	$15.06	$14.53	3.6%
Diluted operating (non-GAAP)	$16.28	$15.25	6.8%
Weighted-average shares outstanding (in millions)
Assuming dilution	1,103.0	1,155.4	(4.5)%
Basic	1,094.5	1,142.5	(4.2)%

Actual shares outstanding at December 31, 2013 and 2012 were 1,054.4 million and 1,117.4 million, respectively. The average number of common shares outstanding assuming dilution was 52.4 million shares lower in 2013 versus 2012. The decrease was primarily the result of the common stock repurchase program. See note L, “Equity Activity,” on page 116 for additional information regarding common stock activities. Also see note P, “Earnings Per Share of Common Stock,” on pages 124 and 125.

Financial Position Dynamics

At December 31, 2013, the company continues to have a high degree of financial flexibility with a strong balance sheet to support the business over the long term. Cash and marketable securities at year end were $11,066 million, consistent with the prior year-end balance. During the year the company continued to manage the investment portfolio to meet its capital preservation and liquidity objectives.

Total debt of $39,718 million increased $6,449 million from prior year-end levels. The commercial paper balance at December 31, 2013, was $2,458 million, an increase of $658 million from the prior year. Within total debt, $27,504 million is in support of the Global Financing business which is leveraged at a 7.2 to 1 ratio. The company continues to have substantial flexibility in the market. During 2013, the company completed bond issuances totaling $10,956 million, with terms ranging from 2 to 12 years, and priced from 0.22 to 3.38 percent depending on maturity. The company has consistently generated strong cash flow from operations and continues to have access to additional sources of liquidity through the capital markets and its $10 billion global credit facility, with 100 percent of the facility available on a same day basis.

Consistent with accounting standards, the company remeasures the funded status of its retirement and postretirement plans at December 31. At December 31, 2013, the overall net underfunded position was $11,434 million, a decrease of $8,756 million from December 31, 2012 driven by the increase in discount rates, primarily in the U.S. At year end, the company’s qualified defined benefit plans were well funded and the cash requirements related to these plans remain stable going forward at less than $700 million per year through 2015. In 2013, the return on the U.S. Personal Pension Plan assets was 7.1 percent and the plan was 109 percent funded. Overall, global asset returns were 7.1 percent and the qualified defined benefit plans worldwide were 102 percent funded. See note S, “Retirement-Related Benefits,” on pages 127 to 141 for additional information.

During 2013, the company generated $17,485 million in cash from operations, a decrease of $2,102 million compared to 2012. In addition, the company generated $15,021 million in free cash flow, a decrease of $3,164 million versus the prior year. See pages 65 to 67 for additional information on free cash flow. The company returned $17,917 million to shareholders in 2013, with $13,859 million in gross share repurchases and $4,058 million in dividends. In 2013 the company repurchased approximately 73 million shares and had approximately $14.7 billion remaining in share repurchase authorization at year end. The company’s cash generation permits the company to invest and deploy capital to areas with the most attractive long-term opportunities.

The assets and debt associated with the Global Financing business are a significant part of the company’s financial position. The financial position amounts appearing on page 80 are the consolidated amounts including Global Financing. The amounts appearing in the separate Global Financing section, beginning on page 72, are supplementary data presented to facilitate an understanding of the Global Financing business.

Working Capital

($ in millions)

At December 31:	2013	2012
Current assets	$51,350	$49,433
Current liabilities	40,154	43,625
Working capital	$11,196	$5,807
Current ratio	1.28:1	1.13:1

Working capital increased $5,388 million from the year-end 2012 position. The key changes are described below:

Current assets increased $1,917 million ($2,815 million adjusted for currency), due to:

•     An increase of $1,258 million ($1,886 million adjusted for currency) in short-term receivables primarily due to higher volumes related to inventory financing; and

•     An increase of $463 million ($630 million adjusted for currency) in prepaid expenses and other assets, primarily driven by prepaid income taxes ($407 million).

Current liabilities decreased $3,471 million ($2,562 million adjusted for currency), as a result of:

•     A decrease in short term debt of $2,319 million ($2,096 million adjusted for currency) (see debt analysis on pages 45 and 46);

•     A decrease of $853 million ($770 million adjusted for currency) in compensation and benefits reflecting lower accruals for performance-related compensation; and

•     A decrease in accounts payable of $490 million ($409 million adjusted for currency) reflecting payment of higher 2012 year-end volumes; partially offset by

•     An increase in deferred income of $605 million ($861 million adjusted for currency) primarily driven by Software.

Cash Flow

The company’s cash flows from operating, investing and financing activities, as reflected in the Consolidated Statement of Cash Flows on page 81, is summarized in the table below. These amounts include the cash flows associated with the Global Financing business.

($ in millions)

For the year ended December 31:	2013	2012
Net cash provided by/(used in)
Operating activities	$17,485	$19,586
Investing activities	(7,326)	(9,004)
Financing activities	(9,883)	(11,976)
Effect of exchange rate changes on cash and cash equivalents	28	(116)
Net change in cash and cash equivalents	$304	$(1,511)

Net cash provided by operating activities decreased by $2,102 million in 2013 driven by operational performance and the following key factors:

•     A net increase in the use of cash for taxes (deferred, payable, reserves) of $2,200 million primarily driven by an increase in cash income tax payments;

•     A net decrease from compensation and benefits of approximately $600 million primarily driven by reductions in performance-related compensation;

•     An increase in the use of cash of $438 million related to the fulfillment of services contracts;

•     Higher cash requirements for inventory ($337 million);

•     Higher cash payments for workforce rebalancing of $332 million; and

•     Lower net income of $121 million, partially offset by;

•     Lower cash used by accounts receivables of $823 million primarily driven by financing receivables; and

•     A decrease in cash funding related to retirement-related plans of $723 million driven by a decrease in nonpension postretirement contributions.

Net cash used in investing activities decreased $1,679 million driven by:

•     An increase in cash of $1,232 million from net sales of marketable securities and other investments;

•     A net decrease of $539 million in cash used for capital expenditures; and

•     A net decrease of $363 million in cash used for acquisitions/ divestitures; partially offset by

•     A net decrease in cash provided by non-operating financing receivables of $455 million.

Net cash used in financing activities decreased $2,094 million as compared to the prior year driven by the following factors:

•     An increase in net cash from debt transactions (including short-term borrowings) of $4,708 million; partially offset by,

•     An increase of $2,330 million of net cash used for common stock transactions, and

•     An increase in dividend payments of $285 million.

Noncurrent Assets and Liabilities

($ in millions)

At December 31:	2013	2012
Noncurrent assets	$74,873	$69,780
Long-term debt	$32,856	$24,088
Noncurrent liabilities (excluding debt)	$30,284	$32,516

The increase in noncurrent assets of $5,093 million ($6,521 million adjusted for currency) was driven by:

•     An increase of $4,607 million ($4,578 million adjusted for currency) in prepaid pension assets primarily driven by plan remeasurements; and

•     An increase in intangible assets and goodwill of $2,022 million ($2,385 million adjusted for currency) primarily driven by current year acquisitions; partially offset by,

•     A decrease of $922 million in deferred taxes ($753 million adjusted for currency) driven by retirement-related plans activity.

Long-term debt increased by $8,768 million ($8,779 million adjusted for currency) primarily driven by new debt issuances of $12,898 million, partially offset by reclasses to short-term debt of $3,949 million.

Other noncurrent liabilities, excluding debt, decreased $2,232 million ($1,723 million adjusted for currency) primarily driven by:

•     A decrease in retirement and nonpension benefit obligations of $4,176 million driven by plan remeasurements, partially offset by,

•     An increase of $2,326 million in other liabilities primarily driven by deferred tax increases related to the pension plan remeasurements.

Debt

The company’s funding requirements are continually monitored and strategies are executed to manage the overall asset and liability profile. Additionally, the company maintains sufficient flexibility to access global funding sources as needed.

($ in millions)

At December 31:	2013	2012
Total company debt	$39,718	$33,269
Total Global Financing segment debt	$27,504	$24,501
Debt to support external clients	24,471	21,583
Debt to support internal clients	3,033	2,919

Global Financing provides financing predominantly for the company’s external client assets, as well as for assets under contract by other IBM units. These assets, primarily for Global Services, generate long-term, stable revenue streams similar to the Global Financing asset portfolio. Based on their attributes, these Global Services assets are leveraged with the balance of the Global Financing asset base. The debt analysis above is further detailed in the Global Financing section on page 75.

Given the significant leverage, the company presents a debt-to-capitalization ratio which excludes Global Financing debt and equity as management believes this is more representative of the company’s core business operations. This ratio can vary from period to period as the company manages its global cash and debt positions.

“Core” debt-to-capitalization ratio (excluding Global Financing debt and equity) was 39.0 percent at December 31, 2013 compared to 36.1 percent at December 31, 2012. The increase was primarily driven by an increase in non-Global Financing debt of $3,446 million partially offset by an increase in non-Global Financing equity of $3,615 million from the December 31, 2012 balances.

Consolidated debt-to-capitalization ratio at December 31, 2013 was 63.4 percent versus 63.7 percent at December 31, 2012.

The “core” debt-to-capitalization ratio and the consolidated debt-to-capitalization ratio were impacted by the $3,184 million increase in equity as a result of retirement-related plan remeasurements in December.

Equity

Total equity increased by $3,945 million from December 31, 2012 as a result of an increase in retained earnings of $12,401 million, an increase in common stock of $1,484 million and lower accumulated other comprehensive losses of $4,157 million, partially offset by an increase in treasury stock of $14,110 million related to common stock repurchases during the year.

GAAP Reconciliation

The tables below provide a reconciliation of the company’s income statement results as reported under GAAP to its operating earnings presentation which is a non-GAAP measure. The company’s calculation of operating (non-GAAP) earnings, as presented, may differ from similarly titled measures reported by other companies. Please refer to the “Operating (non-GAAP) Earnings” section on page 26 for the company’s rationale for presenting operating earnings information.

($ in millions except per share amounts)

		Acquisition-		Retirement-
		Related		Related		Operating
For the year ended December 31, 2013:	GAAP	Adjustments		Adjustments		(non-GAAP)
Gross profit	$48,505	$394		$629		$49,527
Gross profit margin	48.6%	0.4	pts.	0.6	pts.	49.7%
SG&A	$23,502	$(394)		$(376)		$22,731
RD&E	6,226	0		(57)		6,170
Other (income) and expense	(327)	(16)		0		(343)
Total expense and other (income)	28,981	(410)		(433)		28,137
Pre-tax income	19,524	804		1,062		21,390
Pre-tax income margin	19.6%	0.8	pts.	1.1	pts.	21.4%
Provision for income taxes*	$3,041	$57		$333		$3,431
Effective tax rate	15.6%	(0.3	)pts.	0.8	pts.	16.0%
Net income	$16,483	$747		$729		$17,959
Net income margin	16.5%	0.7	pts.	0.7	pts.	18.0%
Diluted earnings per share	$14.94	$0.68		$0.66		$16.28

* The tax impact on operating (non-GAAP) pre-tax income is calculated under the same accounting principles applied to the GAAP pre-tax income which employs an annual effective tax rate method to the results.

($ in millions except per share amounts)

		Acquisition-		Retirement-
		Related		Related		Operating
For the year ended December 31, 2012:	GAAP	Adjustments		Adjustments		(non-GAAP)
Gross profit	$50,298	$376		$264		$50,938
Gross profit margin	48.1%	0.4	pts.	0.3	pts.	48.7%
SG&A	$23,553	$(349)		$(294)		$22,910
RD&E	6,302	0		20		6,322
Other (income) and expense	(843)	(13)		0		(857)
Total expense and other (income)	28,396	(363)		(274)		27,760
Pre-tax income	21,902	739		538		23,179
Pre-tax income margin	21.0%	0.7	pts.	0.5	pts.	22.2%
Provision for income taxes*	$5,298	$98		$156		$5,552
Effective tax rate	24.2%	(0.4	)pts.	0.1	pts.	24.0%
Net income	$16,604	$641		$381		$17,627
Net income margin	15.9%	0.6	pts.	0.4	pts.	16.9%
Diluted earnings per share	$14.37	$0.55		$0.33		$15.25

* The tax impact on operating (non-GAAP) pre-tax income is calculated under the same accounting principles applied to the GAAP pre-tax income which employs an annual effective tax rate method to the results.

Consolidated Fourth-Quarter Results

($ and shares in millions except per share amounts)

			Yr.-to-Yr.
			Percent/
			Margin
For the fourth quarter:	2013	201 2	Change
Revenue	$27,699	$29,304	(5.5	)%*
Gross profit margin	51.7%	51.8%	(0.1	)pts.
Total expense and other (income)	$7,353	$7,336	0.2%
Total expense and other (income)-to-revenue ratio	26.5%	25.0%	1.5	pts.
Income before income taxes	$6,962	$7,831	(11.1)%
Provision for income taxes	777	1,998	(61.1)%
Net income	$6,185	$5,833	6.0%
Net income margin	22.3%	19.9%	2.4	pts.
Earnings per share of common stock
Assuming dilution	$5.73	$5.13	11.7%
Weighted-average shares outstanding
Assuming dilution	1,080.0	1,136.4	(5.0)%

* (3.5) percent adjusted for currency.

The following table provides the company’s operating (non-GAAP) earnings for the fourth quarter of 2013 and 2012.

($ in millions except per share amounts)

			Yr.-to-Yr.
			Percent
For the fourth quarter:	2013	201 2	Change
Net income as reported	$6,185	$5,833	6.0%
Non-operating adjustments (net of tax)
Acquisition-related charges	268	243	10.6
Non-operating retirement-related costs/(income)	164	53	207.8
Operating (non-GAAP) earnings*	$6,617	$6,129	8.0%
Diluted operating (non-GAAP) earnings per share	$6.13	$5.39	13.7%

* See page 52 for a more detailed reconciliation of net income to operating (non-GAAP) earnings.

Snapshot

In the fourth quarter of 2013, the company reported $27.7 billion in revenue, expanded its net income margin and delivered diluted earnings per share growth of 11.7 percent as reported and 13.7 percent on an operating (non-GAAP) basis. The company generated $6.5 billion in cash from operations and $8.4 billion in free cash flow in the fourth quarter driving shareholder returns of $6.8 billion in gross common stock repurchases and dividends. The free cash flow performance represented 56 percent of the full year—the highest percent in several years.

Revenue in the fourth quarter decreased 5.5 percent, 3.5 percent at constant currency. The currency impact to revenue was 2.0 points. Consistent with the full year, currency also impacted profit performance in the fourth quarter as the depreciation of the Yen largely flows to profit due to the local services content within the company’s business in Japan and the inability to hedge these cash flows.

Within the company’s segments, revenue performance at constant currency was led by growth in Software, Global Services and Global Financing which was more than offset by a decline in STG. Software revenue improved 2.8 percent as reported and 4 percent at constant currency. Performance was broad-based with constant currency growth in all brands and strength in several of the areas where the company has targeted it investments—business analytics, cloud and security. Total Global Services revenue declined 2.3 percent as reported, but increased 1 percent at constant currency consistent with performance in the third-quarter. Performance was driven by GBS which increased 0.6 percent as reported and 4 percent adjusted for currency, driven by offerings that address digitization of the front office. Revenue performance in strategic outsourcing within GTS continued to improve, adjusted for currency. The Global Services backlog increased 1.8 percent (5 percent adjusted for currency), also driven by GBS. STG revenue decreased 26.1 percent as reported (25 percent adjusted for currency) and impacted the overall consolidated performance. The company is dealing with challenges in its hardware business models specific to Power Systems, Storage and x86. As expected, System z mainframe revenue was impacted by the product cycle and decreased 37.4 percent (37 percent adjusted for currency) compared to a very strong performance in the fourth quarter of 2012. These dynamics in the hardware business significantly impacted consolidated revenue growth and profit in the fourth quarter of 2013.

On a geographic basis, revenue in the growth markets declined 9.5 percent (6 percent adjusted for currency) with mixed results by region, though disappointing overall. In the two largest regions, Asia Pacific growth markets were down 15.7 percent (12 percent adjusted for currency), primarily driven by China, while growth markets in Latin America were essentially flat as reported, but increased 5 percent at constant currency.

The consolidated gross profit margin was essentially flat year to year at 51.7 percent. The operating (non-GAAP) gross profit margin increased 0.3 points to 52.6 percent. Margins expanded in both Global Services segments, and the relative strength in the Software business drove an improving mix. These improvements were mitigated by a 5.5 point margin decline in STG. System z margin improved year to year as expected at this point in the product cycle, but the other hardware brands declined reflecting the business model challenges.

Total expense and other (income) increased 0.2 percent in the fourth quarter compared to the prior year. Total operating (non-GAAP) expense and other (income) decreased 1.0 percent versus the prior year. The key drivers of the year-to-year change in total expense and other (income) were approximately:

	Total	Operating
	Consolidated	(non-GAAP)
• Currency*	(2) points	(2) points
• Acquisitions**	2 points	2 points
• Base expense	0 points	(1) point

* Reflects impacts of translation and hedging programs.

** Includes acquisitions completed in prior 12-month period; operating (non-GAAP) is net of non-operating acquisition-related charges.

Pre-tax income declined 11.1 percent year to year and the pre-tax margin was 25.1 percent. Net income increased 6.0 percent and the net income margin was 22.3 percent, an increase of 2.4 points year to year. The effective tax rate for the fourth quarter was 11.2 percent, compared to 25.5 percent in the prior year. The decrease in the tax rate included substantial benefits from tax audit settlements and a modest reduction in the ongoing tax rate. Specifically, the fourth-quarter tax rate included the conclusion of the U.S. tax audit for the three-year period from 2008-2010. The company accrues taxes for uncertain tax matters in the normal tax rate. The conclusion of the audit in November 2013 resulted in a reduction of tax expense previously recorded in the normal tax rate. While the audit closure had the most significant impact, there were additional discrete items impacting the rate in the fourth quarter. Operating (non-GAAP) pre-tax income declined 8.4 percent year to year and the operating (non-GAAP) pre-tax margin was 26.8 percent, down 0.8 points year to year driven entirely by the hardware business. Operating (non-GAAP) net income increased 8.0 percent and the operating (non-GAAP) net income margin of 23.9 percent increased 3.0 points compared to the prior year. The operating (non-GAAP) effective tax rate was 11.0 percent versus 24.4 percent in the fourth quarter of 2012 driven by the same factors described above.

Diluted earnings per share of $5.73 increased 11.7 percent versus the prior year. In the fourth quarter, the company repurchased 33.2 million shares of its common stock. Operating (non-GAAP) diluted earnings per share of $6.13 increased $0.74 or 13.7 percent versus the fourth quarter of 2012 driven by the following factors:

•	Revenue decrease at actual rates	$(0.29)
•	Margin expansion	$0.73
•	Common stock repurchases	$0.30

The operating (non-GAAP) earnings per share growth in the fourth quarter was achieved through a combination of: continued momentum in key growth areas, which drove a mix to higher-value Software and GBS; yield from productivity initiatives; a modest improvement in the ongoing tax rate, along with substantial benefits from tax audit settlements; and, the effective use of cash to repurchase common shares.

Segment Details

The following is an analysis of the fourth quarter of 2013 versus the fourth quarter of 2012 reportable segment external revenue and gross margin results. Segment pre-tax income includes transactions between the segments that are intended to reflect an arms-length transfer price and excludes certain unallocated corporate items.

($ in millions)

			Yr.-to-Yr.		Yr.-to-Yr.
			Percent/		Percent Change
			Margin		Adjusted for
For the fourth quarter:	2013	2012	Change		Currency
Revenue
Global Technology Services	$9,917	$10,284	(3.6)%		(0.6)%
Gross margin	38.8%	37.6%	1.2	pts.
Global Business Services	4,747	4,720	0.6%		4.3%
Gross margin	30.7%	29.9%	0.7	pts.
Software	8,140	7,915	2.8%		3.5%
Gross margin	90.5%	90.6%	(0.1	)pts.
Systems and Technology	4,261	5,763	(26.1)%		(25.4)%
Gross margin	38.6%	44.1%	(5.5	)pts.
Global Financing	534	535	(0.1)%		2.6%
Gross margin	43.3%	43.8%	(0.4	)pts.
Other	100	87	15.2%		16.9%
Gross margin	(234.8)%	(73.2)%	(161.6	)pts.
Total consolidated revenue	$27,699	$29,304	(5.5)%		(3.5)%

Total consolidated gross profit	$14,315	$15,167	(5.6)%
Total consolidated gross margin	51.7%	51.8%	(0.1	)pts.
Non-operating adjustments
Amortization of acquired intangible assets	103	99	4.1%
Acquisition-related charges	1	0	NM
Retirement-related costs/(income)	154	60	155.7%
Operating (non-GAAP) gross profit	$14,574	$15,327	(4.9)%
Operating (non-GAAP) gross margin	52.6%	52.3%	0.3	pts.

NM—Not meaningful

Global Services

The Global Services segments, Global Technology Services and Global Business Services, generated $14,664 million of revenue in the fourth quarter, a decrease year to year of 2.3 percent as reported, but an increase of 1 percent adjusted for currency. This was the second consecutive quarter of constant currency revenue growth in total Global Services. Pre-tax income of $2,929 million in the fourth quarter of 2013 was up 2.1 percent year to year and the pre-tax margin improved 0.9 points, with margin expansion in both segments. Global Services continued to have good performance in the key growth areas of cloud, business analytics and Smarter Planet in the quarter, and the company is continuing to invest to extend its capabilities. Total outsourcing revenue of $6,662 million decreased 4.5 percent (1 percent adjusted for currency) and total transactional revenue of $6,202 million increased 0.3 percent (4 percent adjusted for currency) year over year.

Global Technology Services revenue of $9,917 million decreased 3.6 percent (1 percent adjusted for currency) in the fourth quarter of 2013 with constant currency performance in line with the third quarter of 2013. The major markets returned to constant currency growth for the first time since the first half of 2012, led by Europe, while the growth markets performance decelerated. GTS Outsourcing revenue decreased 4.2 percent (1 percent adjusted for currency) in the fourth quarter of 2013; however, constant currency performance improved 2 points from the third quarter. While GTS Outsourcing is beginning to realize the benefit from several of the large client transformational contracts signed earlier in 2013, it continues to see a decline in revenue from sales into existing base accounts where the activity is more transactional in nature and can be economically sensitive. ITS revenue decreased 3.1 percent (flat adjusted for currency) in the fourth quarter. The company continues to shift the ITS business toward higher value managed services such as business continuity, security and cloud. Within the cloud offerings, SoftLayer contributed to the ITS revenue performance and drove one point of constant currency revenue growth to total GTS in the fourth quarter. The GTS gross profit margin improved 1.2 points in the fourth quarter, with margin expansion across all lines of business, led by ITS and Maintenance. Pre-tax income decreased 1.9 percent to $1,989 million while the pre-tax margin improved 0.4 points to 19.5 percent in the fourth quarter of 2013 compared to the prior year. Profit performance was impacted by the performance in the growth markets. In addition, the company continues to make investments in key growth areas such as cloud, mobility and security. These initiatives are beginning to contribute to revenue growth, and will yield improved profit results as they achieve scale. Margin expansion was driven by reductions in performance-related compensation actions and benefits from the second-quarter 2013 workforce rebalancing actions.

Global Business Services revenue of $4,747 million increased 0.6 percent as reported and 4 percent at constant currency in the fourth quarter of 2013 and gained share again in the period. GBS had constant currency revenue growth in all geographic regions led by North America and the growth markets. Japan continued its solid performance, and Europe had constant currency revenue growth for the second consecutive quarter. On an offering basis, growth was driven by the practices that address the Digital Front Office. GBS delivered double-digit growth in each of the strategic growth initiatives—business analytics, Smarter Planet and cloud. In addition, within the back office solutions that address the Globally Integrated Enterprise, implementation services that support the traditional packaged applications increased again in the fourth quarter at constant currency. Application Outsourcing revenue decreased 6.5 percent (2 percent adjusted for currency) and C&SI revenue increased 2.7 percent (6 percent adjusted for currency), representing a 1 point sequential improvement at constant currency from the third quarter of 2013. The GBS gross profit margin improved 0.7 points in the fourth quarter versus the prior year. GBS pre-tax income of $940 million in the fourth quarter of 2013 increased 11.7 percent, with a pre-tax margin of 19.1 percent, an improvement of 2.0 points year to year. The primary year-to-year profit drivers were reductions in performance-related compensation, continued benefits from the enterprise productivity initiatives and the second-quarter 2013 workforce rebalancing actions.

Software

Software revenue of $8,140 million increased 2.8 percent (4 percent adjusted for currency) in the fourth quarter led by growth in key branded middleware. Key branded middleware revenue increased 5.5 percent (6 percent adjusted for currency) year to year and gained share.

WebSphere revenue increased 14.3 percent (15 percent adjusted for currency) in the fourth quarter and gained share. Revenue performance included good growth in both the on-premise Application Server business and the newer cloud-based offerings. Mobile continued to have strong growth—the comprehensive MobileFirst portfolio of software and services extends value to clients enabling them to reach new markets and gain competitive advantage. In addition, the core WebSphere offerings of Business Integration and Commerce delivered strong growth. Information Management revenue increased 4.8 percent (5 percent adjusted for currency) in the fourth quarter and gained share. Distributed database offerings were up double-digits at constant currency, and the business analytics software offerings had its strongest growth in 2013 in the fourth quarter, led by business intelligence and Netezza appliances. Tivoli revenue increased 0.5 percent (1 percent adjusted for currency) in the fourth quarter compared to the prior year period, driven by double-digit growth in its security business. The transformation driven by mobile and cloud computing is raising the importance of security for enterprise customers, and the company is continuing to build its capabilities in this area. Social Workforce Solutions revenue increased 2.4 percent (3 percent adjusted for currency) in the fourth quarter and continued to be driven by Kenexa, which provides cloud-based recruiting and talent management. Rational revenue increased 0.3 percent (1 percent adjusted for currency) year to year in the fourth quarter.

The Software business delivered pre-tax income of $4,239 million in the fourth quarter of 2013, an increase of 5.5 percent year to year, with a pre-tax margin of 47.0 percent, an improvement of 1.0 points.

Systems and Technology

Systems and Technology revenue of $4,261 million decreased 26.1 percent (25 percent adjusted for currency) in the fourth quarter versus the same period in 2012.

System z revenue decreased 37.4 percent (37 percent adjusted for currency) in the fourth quarter of 2013 compared to a very strong fourth quarter of 2012, when revenue increased 56 percent year to year. During the fourth quarter, the company entered the back end of the current mainframe cycle and, as expected, delivered a higher gross margin percentage on a lower base of revenue. Fourth quarter MIPS shipments decreased 26 percent following the largest MIPS shipment in mainframe history in the fourth quarter of 2012. In the current mainframe cycle, the company has shipped 28 percent more MIPS compared to the same period in the prior cycle. The revenue and gross profit in the current cycle are each approximately 99 percent of the previous cycle, net of currency. The additional capacity reflects the ongoing relevance of the mainframe to clients, and provides the company with financial returns consistent with past cycles.

Power Systems revenue decreased 31.4 percent (31 percent adjusted for currency) in the fourth quarter. The company continues to ship significant capacity into the UNIX market, but this has been more than offset by significant price performance resulting in lower revenue. The company is taking actions to improve its business model in Power Systems, including introducing in the fourth quarter a new Integrated Facility for Linux offering which enables clients to run Linux workloads in their existing servers. This mirrors the successful strategy executed on System z.

System x revenue decreased 15.9 percent (15 percent adjusted for currency) in the fourth quarter of 2013 versus the fourth quarter of 2012. PureSystems continues to gain momentum. Across the hardware product lines, PureSystems revenue was up more than 30 percent in the fourth quarter compared sequentially to the third quarter of 2013. Globally, the company shipped over 2,500 systems in fourth quarter, and over 10,000 total systems to date.

Storage revenue decreased 13.4 percent (12 percent adjusted for currency) in the fourth quarter. The company’s flash solutions continued to gain momentum and contributed a few points of growth in the quarter. The Storwize product delivered double-digit growth, which was offset by declines in the legacy OEM midrange offerings. Highend offerings declined driven by significant pricing pressure.

Microelectronics OEM revenue decreased 33.0 percent (33 percent adjusted for currency) in the fourth quarter.

Systems and Technology’s gross profit margin decreased 5.5 points in the fourth quarter of 2013 versus the prior year. The decrease was driven by lower margins in Power Systems (1.3 points), System x (1.2 points), Storage (0.6 points), Microelectronics (0.5 points) and a decline due to revenue mix (2.2 points). Systems and Technology’s pre-tax income decreased $768 million or 78.8 percent in the fourth quarter, and pre-tax margin decreased 11.7 points versus the prior year period. Approximately half of the fourth quarter pre-tax income decline was driven by System z due to the product cycle dynamics, though the platform remains secularly strong with a solid business model. The other System & Technology hardware businesses are dealing with business model challenges due to market shifts. The company will make these products more relevant while right-sizing these businesses to meet the new value proposition.

Global Financing

Global Financing revenue of $534 million was essentially flat as reported and increased 3 percent adjusted for currency, with increased financing revenue offset by a decrease in used equipment sales revenue. The Global Financing fourth-quarter pre-tax income increased 13.8 percent to $589 million and the pre-tax margin increased 2.7 points to 49.6 percent. The increase in pre-tax income was driven by the increase in internal gross profit ($118 million), partially offset by increases in financing receivables provisions ($33 million) and SG&A expenses ($14 million).

Geographic Revenue

Total geographic revenue of $27,246 million decreased 4.8 percent (3 percent adjusted for currency) in the fourth quarter of 2013 compared to the prior year. In total, the major markets decreased 3.3 percent (2 percent at constant currency) and the growth markets decreased 9.5 percent as reported and 6 percent at constant currency.

Americas revenue decreased 2.8 percent (2 percent adjusted for currency) compared to the fourth quarter of 2012. Strong growth in software was more than offset by the impact from the mainframe product cycle, predominantly in the U.S. The U.S. was down 3.0 percent and Canada was down 4.5 percent as reported, but increased 1 percent adjusted for currency. Canada improved their year-to-year revenue growth rate at constant currency by 3 points in both the third and fourth quarters of 2013. Revenue in the Latin America growth markets was essentially flat as reported, but increased 5 percent at constant currency, led by Brazil which increased 2.0 percent (7 percent adjusted for currency) year to year.

Europe/Middle East/Africa revenue increased 0.9 percent as reported, but decreased 2 percent adjusted for currency year to year, consistent with the third quarter performance. Western Europe revenue declined year to year at constant currency in line with the market, although software performed well. Germany grew 3.9 percent (decreased 1 percent at constant currency) and the UK increased 3.5 percent (3 percent at constant currency). Italy decreased 6.1 percent (10 percent adjusted for currency).

Overall, Asia Pacific fourth quarter revenue decreased 15.8 percent (6 percent adjusted for currency) year over year. Japan revenue decreased 16.0 percent as reported, but increased 4 percent on a constant currency basis. Adjusted for currency, this was the fifth consecutive quarter of revenue growth in Japan. The company has shifted investment and redirected its go-to-market-focus to significantly improve performance in Japan. The Asia Pacific growth markets decreased 15.7 percent (12 percent adjusted for currency) and China was down 22.1 percent (23 percent adjusted for currency).

Within the growth markets, the company continued to gain share and deliver growth in Latin America and in the Middle East and Africa region. Performance in these regions has been consistently strong, and in particular Latin America had a difficult compare with revenue growth in the fourth quarter of 2012 up 18 percent at constant currency. In Eastern Europe, the declines moderated, while revenue in the Asia Pacific countries declined at a double-digit rate, primarily driven by China. The largest declines in China were in the hardware business. The company continues to be impacted by the process surrounding the implementation of a broad-based governmental economic plan. While there is more clarity on the overall plan, the company continues to believe that it will take some time for its business in China to improve. While the company is disappointed with its performance in certain regions of the growth markets, the company continues to see good opportunity in all regions over the long term—and the company continues to invest in these key markets.

Total Expense and Other (Income)

($ in millions)

			Yr.-to-Yr.
			Percent/
			Margin
For the fourth quarter:	2013	2012	Change
Total consolidated expense and other (income)	$7,353	$7,336	0.2%
Non-operating adjustments Amortization of acquired intangible assets	(93)	(86)	7.9
Acquisition-related charges	(16)	(12)	33.5
Non-operating retirement-related (costs)/income	(104)	(23)	356.8
Operating (non-GAAP) expense and other (income)	$7,140	$7,215	(1.0)%
Total consolidated expense-to-revenue ratio	26.5%	25.0%	1.5	pts.
Operating (non-GAAP) expense-to-revenue ratio	25.8%	24.6%	1.2	pts.

Total expense and other (income) increased 0.2 percent in the fourth quarter with an expense-to-revenue ratio of 26.5 percent compared to 25.0 percent in the fourth quarter of 2012. Total operating (non-GAAP) expense and other (income) decreased 1.0 percent in the fourth quarter. The decrease in total operating expense and other (income) was primarily driven by currency (2 points), lower base expense (1 point), partially offset by increased expense from the company’s acquisitions over the past 12 months (2 points). Within base expense, the company is continuing to shift its spending— driving productivity across the business, primarily through the enterprise productivity initiatives. A majority of the savings are reinvested into the business to drive growth in the key growth areas. Within selling, general and administrative expense, accounts receivable provisions were up approximately $60 million year to year in the fourth quarter with reserve coverage up less than 20 basis points, although flat compared to September 2013.

Cash Flow

The company generated $6,528 million in cash flows provided by operating activities, an increase of $182 million compared to the fourth quarter of 2012, driven primarily by a decrease in cash used by financing receivables ($1,218 million) and a decrease in cash funding of retirement-related plans ($495 million), partially offset by the December payment of the 401(k) employer matching contribution ($541 million), increased cash used for income tax payments ($471 million) and declines in operational performance. Net cash used in investing activities of $2,902 million decreased $1,190 million primarily due to decreased spending for acquisitions ($961 million). Net cash used in financing activities of $3,013 million decreased $779 million compared to the prior year, primarily due to higher net cash proceeds from total debt ($3,730 million) partially offset by increased cash used for gross common stock repurchases ($2,791 million).

GAAP Reconciliation

The tables below provide a reconciliation of the company’s income statement results as reported under GAAP to its operating earnings presentation which is a non-GAAP measure. The company’s calculation of operating (non-GAAP) earnings, as presented, may differ from similarly titled measures reported by other companies. Please refer to the “Operating (non-GAAP) Earnings” section on page 26 for the company’s rationale for presenting operating earnings information.

($ in millions except per share amounts)

		Acquisition-		Retirement-
		Related		Related		Operating
For the fourth quarter 2013:	GAAP	Adjustments		Adjustments		(non-GAAP)
Gross profit	$14,315	$105		$154		$14,574
Gross profit margin	51.7%	0.4	pts.	0.6	pts.	52.6%
SG&A	$5,989	$(101)		$(90)		$5,798
RD&E	1,566	0		(14)		1,552
Other (income) and expense	(113)	(8)		0		(121)
Total expense and other (income)	7,353	(109)		(104)		7,140
Pre-tax income	6,962	213		258		7,434
Pre-tax income margin	25.1%	0.8	pts.	0.9	pts.	26.8%
Provision for income taxes*	$777	$(55)		$94		$817
Effective tax rate	11.2%	(1.1	)pts.	0.9	pts.	11.0%
Net income	$6,185	$268		$164		$6,617
Net income margin	22.3%	1.0	pts.	0.6	pts.	23.9%
Diluted earnings per share	$5.73	$0.25		$0.15		$6.13

* The tax impact on operating (non-GAAP) pre-tax income is calculated under the same accounting principles applied to the GAAP pre-tax income which employs an annual effective tax rate method to the results.

($ in millions except per share amounts)

		Acquisition-		Retirement-
		Related		Related		Operating
For the fourth quarter 2012:	GAAP	Adjustments		Adjustments		(non-GAAP)
Gross profit	$15,167	$100		$60		$15,327
Gross profit margin	51.8%	0.3	pts.	0.2	pts.	52.3%
SG&A	$5,921	$(91)		$(29)		$5,801
RD&E	1,580	0		6		1,586
Other (income) and expense	(47)	(7)		0		(54)
Total expense and other (income)	7,336	(98)		(23)		7,215
Pre-tax income	7,831	198		83		8,112
Pre-tax income margin	26.7%	0.7	pts.	0.3	pts.	27.7%
Provision for income taxes*	$1,998	$(45)		$30		$1,983
Effective tax rate	25.5%	(1.2	)pts.	0.1	pts.	24.4%
Net income	$5,833	$243		$53		$6,129
Net income margin	19.9%	0.8	pts.	0.2	pts.	20.9%
Diluted earnings per share	$5.13	$0.21		$0.05		$5.39

* The tax impact on operating (non-GAAP) pre-tax income is calculated under the same accounting principles applied to the GAAP pre-tax income which employs an annual effective tax rate method to the results.

PRIOR YEAR IN REVIEW

The “Prior Year in Review” section provides a summary of the company’s financial performance in 2012 as compared to 2011. For a detailed discussion of prior-year performance, see the 2012 Annual Report.

($ and shares in millions except per share amounts)

			Yr.-to-Yr.
			Percent/
			Margin
For the year ended December 31:	2012	2011	Change
Revenue	$104,507	$106,916	(2.3	)%*
Gross profit margin	48.1%	46.9%	1.2	pts.
Total expense and other (income)	$28,396	$29,135	(2.5)%
Total expense and other (income)-to-revenue ratio	27.2%	27.3%	(0.1	)pts.
Income before income taxes	$21,902	$21,003	4.3%
Provision for income taxes	5,298	5,148	2.9%
Net income	$16,604	$15,855	4.7%
Net income margin	15.9%	14.8%	1.1	pts.
Earnings per share of common stock
Assuming dilution	$14.37	$13.06	10.0%
Weighted-average shares outstanding
Assuming dilution	1,155.4	1,213.8	(4.8)%
Assets**	$119,213	$116,433	2.4%
Liabilities**	$100,229	$96,197	4.2%
Equity**	$18,984	$20,236	(6.2)%

* 0.0 percent adjusted for currency.

** At December 31.

The following table provides the company’s operating (non-GAAP) earnings for 2012 and 2011.

($ in millions except per share amounts)

			Yr.-to-Yr.
			Percent
For the year ended December 31:	2012	2011	Change
Net income as reported	$16,604	$15,855	4.7%
Non-operating adjustments (net of tax)
Acquisition-related charges	641	495	29.5
Non-operating retirement-related costs/(income)	381	(32)	NM
Operating (non-GAAP) earnings*	$17,627	$16,318	8.0%
Diluted operating (non-GAAP) earnings per share	$15.25	$13.44	13.5%

NM—Not meaningful

* See page 63 for a more detailed reconciliation of net income to operating (non-GAAP) earnings.

Snapshot

In 2012, the company reported revenue of $104.5 billion, expanded gross, pre-tax and net income margins, and delivered diluted earnings per share growth of 10.0 percent as reported and 13.5 percent on an operating (non-GAAP) basis. This was the 10th consecutive year of double-digit earnings per share growth for the company. The company generated $19.6 billion in cash from operations, and $18.2 billion in free cash flow driving shareholder returns of $15.8 billion in gross common stock repurchases and dividends. The free cash flow performance in 2012 was $12.3 billion greater than the company generated in 2002. The financial results demonstrated the strength and flexibility of the company’s business model, which is designed to deliver profit and cash on a sustained basis.

The company continued to deliver value to its clients and capitalize on key trends in 2012. The company had strong performance in business analytics, cloud and Smarter Planet—key growth initiatives that leverage the software portfolio and contribute to margin expansion. Within the growth markets, the company continued to expand its capabilities and build out IT infrastructures in emerging markets. In 2012, the growth markets revenue growth rate at constant currency outpaced the major markets by 8 points. The company continued to invest for innovation and technological leadership. These investments supported the introduction of the new System z mainframe, storage and POWER7+ products in hardware, as well as a series of major launches across software that included more than 400 new or upgraded product announcements. The introduction of PureSystems, a new category of expert integrated systems, brought together hardware and software and provided built-in expertise to deliver a more efficient and effective solution to the company’s clients. In addition, the company was awarded more U.S. patents in 2012 than any other company for the 20th consecutive year, with many of the patents in key areas such as business analytics, Big Data, cybersecurity, cloud, mobile, social networking and software-defined environments. The company also continued to add to its capabilities to support the growth initiatives by acquiring 11 companies in 2012—investing approximately $4 billion. At the same time, the company divested its RSS business as it focused the Smarter Commerce portfolio on higher value, intellectual property-based opportunities. Throughout the year, the company continued the transformation of the business—shifting to higher value areas and improving its structure—resulting in a higher quality revenue stream and margin expansion.

Segment performance was led by Software which increased revenue 2.0 percent (4 percent adjusted for currency) driven by key branded middleware which increased 2.9 percent (5 percent adjusted for currency). Global Services revenue decreased 2.3 percent as reported, but was up 0.4 percent on a constant currency basis. Global Services revenue performance was led by the growth markets which were up 4.8 percent (9 percent adjusted for currency) and represented more than 20 percent of total Global Services revenue. Systems and Technology revenue decreased 6.9 percent; adjusting for the divested RSS business, revenue declined 5.1 percent (4 percent adjusted for currency). The company’s new mainframe was well received in the market, with System z revenue increasing 5.4 percent (6 percent adjusted for currency) versus the prior year. Global Financing revenue decreased 4.2 percent as reported, 1 percent on a constant currency basis, compared to the prior year.

Across all of the segments, the company continued to have strong performance in its key growth initiatives. These are not stand-alone offerings; they are integrated into the overall client offerings and are included in the financial results of the segments. In the growth markets, revenue increased 4.2 percent (7 percent adjusted for currency) year to year and represented 24 percent of total geographic revenue, an increase of 8 points since 2006. The company has been successful in capturing the opportunity in these faster growing markets. The company’s business analytics initiative continued to expand. The company made significant strides and expanded its leadership in a number of strategic areas including Risk Management, Price and Promotion Optimization and Sales Performance Management. The value proposition in business analytics uniquely leverages the integration between the software portfolio and the GBS consulting expertise. In 2012, business analytics revenue increased 13 percent compared to the prior year, led by the GBS consulting practice. Within cloud computing, the company’s SmartCloud portfolio addresses the full scope of enterprise client requirements. In 2012, the company continued to see strong demand for the foundational offerings in hardware and software that help clients build and run their private clouds, as well as for cloud-based solutions, like the company’s Software as a Service (SaaS) offerings. With strong global growth, cloud revenue for 2012 increased 80 percent compared to the prior year. The Smarter Planet growth initiative expanded significantly in the past year—measured in terms of offerings, markets, clients and revenue performance. Clients are leveraging the company’s growing capabilities in areas like: Smarter Commerce, Social Business and Smarter Cities, and in next generation systems, like Watson, which are helping clients with their complex challenges. For the year, Smarter Planet solutions generated revenue growth of over 25 percent versus the prior year. Overall, within the offerings in business analytics, cloud and Smarter Planet, approximately half of the revenue was software. Therefore, as these offerings become a larger percentage of total revenue, they are driving the higher quality revenue stream and improved mix and margins.

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

Total expense and other income decreased 2.5 percent in 2012 versus the prior year. Total operating (non-GAAP) expense and other (income) decreased 3.9 percent compared to the prior year. The year-to-year drivers were approximately:

	Total	Operating
	Consolidated	(non-GAAP)
• Currency*	(5) points	(5) points
• Acquisitions**	3 points	2 points
• Base expense	(0) points	(2) points

*	Reflects impacts of translation and hedging programs.
**	Includes acquisitions completed in prior 12-month period, operating (non-GAAP) is net of non-operating acquisition-related charges.

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

At December 31, 2012, the company’s balance sheet and liquidity positions were strong and well positioned to support the company’s objectives. Cash and marketable securities at year end was $11,128 million. Key drivers in the balance sheet and total cash flows are highlighted below.

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

($ in millions)

			Yr.-to-Yr.		Yr.-to-Yr.
			Percent/		Percent Change
			Margin		Adjusted for
For the year ended December 31:	2012	2011	Change		Currency
Revenue
Global Technology Services	$40,236	$40,879	(1.6)%		1.3%
Gross margin	36.6%	35.0%	1.6	pts.
Global Business Services	18,566	19,284	(3.7)%		(1.6)%
Gross margin	30.0%	28.8%	1.2	pts.
Software	25,448	24,944	2.0%		4.3%
Gross margin	88.7%	88.5%	0.2	pts.
Systems and Technology	17,667	18,985	(6.9)%		(5.9)%
Gross margin	39.1%	39.8%	(0.7	)pts.
Global Financing	2,013	2,102	(4.2)%		(1.2)%
Gross margin	46.5%	49.8%	(3.3	)pts.
Other	577	722	(20.1)%		(18.7)%
Gross margin	(71.6)%	(54.5)%	(17.1	)pts.
Total consolidated revenue	$104,507	$106,916	(2.3)%		0.0%

Total consolidated gross profit	$50,298	$50,138	0.3%
Total consolidated gross margin	48.1%	46.9%	1.2	pts.
Non-operating adjustments
Amortization of acquired intangible assets	375	340	10.3%
Acquisition-related charges	1	1	13.1
Retirement-related costs/(income)	264	2	NM
Operating (non-GAAP) gross profit	$50,938	$50,481	0.9%
Operating (non-GAAP) gross margin	48.7%	47.2%	1.5	pts.

NM—Not meaningful

Global Services

In 2012, the Global Services segments, Global Technology Services and Global Business Services, delivered revenue of $58,802 million, grew pre-tax profit 7 percent and expanded pre-tax margin 1.5 points on an as-reported basis. Revenue performance was led by strength in the growth markets which were up 4.8 percent (9 percent adjusted for currency) and represented over 20 percent of total Global Services revenue. Revenue from the major markets declined 4.0 percent (2 percent adjusted for currency) year to year. The services segments also had strength in all the key growth initiatives, which are becoming a larger part of the services business as the company continues to shift toward higher value content. Total outsourcing revenue of $27,552 million decreased 2.6 percent (flat adjusted for currency) and total transactional revenue of $23,907 million decreased 1.8 percent (flat adjusted for currency) year to year.

($ in millions)

				Yr.-to-Yr.
			Yr.-to-Yr.	Percent Change
			Percent	Adjusted for
For the year ended December 31:	2012	2011	Change	Currency
Global Services external revenue	$58,802	$60,163	(2.3)%	0.4%
Global Technology Services	$40,236	$40,879	(1.6)%	1.3%
Outsourcing	23,344	23,911	(2.4)	0.5
Integrated Technology Services	9,550	9,453	1.0	3.7
Maintenance	7,343	7,515	(2.3)	0.6
Global Business Services	$18,566	$19,284	(3.7)%	(1.6)%
Outsourcing	4,209	4,390	(4.1)	(1.7)
Consulting and Systems Integration	14,358	14,895	(3.6)	(1.6)

Global Technology Services revenue of $40,236 million in 2012 decreased 1.6 percent as reported, but increased 1 percent adjusted for currency year to year. Revenue growth from the backlog was partially offset by a decline in revenue from new signings and a decrease in sales in existing accounts. Revenue performance was led by the growth markets which were up 5.0 percent (9 percent adjusted for currency). GTS Outsourcing revenue decreased 2.4 percent as reported, but increased 1 percent adjusted for currency in 2012. Outsourcing revenue from the growth markets increased 2.4 percent (7 percent adjusted for currency), as the outsourcing offerings help clients build out their IT infrastructures. ITS revenue increased 1.0 percent (4 percent adjusted for currency) in 2012 compared to 2011, and continued to be led by strength in the growth markets which increased 10.3 percent (13 percent adjusted for currency).

Global Business Services revenue of $18,566 million decreased 3.7 percent (2 percent adjusted for currency) in 2012. On a geographic basis, solid performance in the growth markets, with revenue up 4.3 percent (8 percent adjusted for currency), was offset by a 5.1 percent decline (3 percent adjusted for currency) in the major markets. The growth initiatives—business analytics, Smarter Planet and cloud had solid double-digit revenue growth, and represented over one-third of total GBS revenue in 2012. As GBS shifts more of its business to higher value content, these larger, more complex engagements are having a positive effect on the GBS backlog. The GBS backlog grew for the fourth consecutive year at constant currency—although the backlog was mixing to longer duration engagements. Application Outsourcing revenue decreased 4.1 percent (2 percent adjusted for currency) in 2012 year to year, and C&SI revenue decreased 3.6 percent (2 percent adjusted for currency). Both GBS lines of business had solid revenue performance year to year in the growth markets with Application Outsourcing and C&SI up 1.5 percent and 5.3 percent, respectively, as reported, and up 6 percent and 8 percent, respectively, at constant currency.

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

GTS gross profit increased 2.9 percent in 2012 and the gross profit margin improved 1.6 points year to year with margin expansion in each line of business, led by Outsourcing. Pre-tax income of $6,961 million in 2012 increased 10.8 percent year to year and the pre-tax margin expanded 1.9 points to 16.8 percent. Normalized for workforce rebalancing charges of $151 million and $5 million in the third quarter of 2012 and 2011, respectively, GTS pre-tax income was up 13.1 percent and pre-tax margin expanded 2.2 points versus the prior year. The year over-year gross and pre-tax margin expansion was driven by several factors: the work done to improve the profitability of a number of low-margin contracts in the outsourcing portfolio, increased contribution from the higher margin growth markets, and increased efficiency and productivity from the focus on automation and process primarily through the company’s enterprise productivity initiatives.

The GBS gross profit margin expanded 1.2 points, led primarily by improved profit performance in Application Outsourcing. GBS pre-tax income of $2,983 million declined 0.8 percent in 2012 with a pre-tax margin of 15.5 percent, an improvement of 0.5 points year to year. Normalized for workforce rebalancing charges of $113 million and $5 million in the third quarter of 2012 and 2011, respectively, GBS pre-tax income was up 2.8 percent and the pre-tax margin expanded 1.1 points versus the prior year. The gross and pre-tax margins ben-efitted from improved service delivery and yield from the company’s enterprise productivity initiatives.

The total Global Services business delivered strong profit and margin expansion throughout 2012. Pre-tax income of $9,944 million in 2012 increased 7.0 percent year to year. Normalized for the higher level of workforce rebalancing charges in 2012, pre-tax income was up 9.8 percent and the pre-tax margin expanded 1.9 points compared to the prior year. The estimated Global Services backlog at December 31, 2012 was $140 billion, a decrease of 0.3 percent as reported, but an increase of 1 percent adjusted for currency compared to the December 31, 2011 balance.

Software

($ in millions)

			Yr.-to-Yr.	Yr.-to-Yr. Percent Change
			Percent	Adjusted for
For the year ended December 31:	2012	2011	Change	Currency
Software external revenue	$25,448	$24,944	2.0%	4.3%
Middleware	$20,983	$20,650	1.6%	3.9%
Key Branded Middleware	16,528	16,055	2.9	5.2
WebSphere Family			7.8	9.9
Information Management			1.5	3.8
Social Workforce Solutions*			(2.1)	0.3
Tivoli			4.1	6.2
Rational			(1.6)	0.6
Other middleware	4,455	4,596	(3.1)	(0.6)
Operating systems	2,525	2,480	1.8	4.3
Other	1,940	1,813	7.0	9.2

* Formerly Lotus

Software revenue of $25,448 million increased 2.0 percent (4 percent adjusted for currency) in 2012 compared to 2011. Software revenue growth continued to be led by the key branded middleware products with constant currency growth in all the brands, and particular strength and share gains in WebSphere and Tivoli. Software continued its momentum throughout 2012 in the growth initiatives with strong performance in business analytics, Smarter Commerce and cloud. The Software business delivered $10.8 billion in segment pre-tax profit, an increase of $840 million from 2011. The results reflected the company’s sustained investment in strategic branded software. In addition to organic investments, acquisitions have provided additional capabilities, while leveraging the existing portfolio of offerings. The Software business completed nine acquisitions in 2012, further increasing the company’s capabilities in analytics, cloud and Smarter Planet.

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

Social Workforce Solutions revenue decreased 2.1 percent as reported, but was flat year to year at constant currency in 2012. The social business offerings performed well, including contribution from the acquisition of Kenexa, a leading provider of recruiting and talent management solutions.

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

Software gross profit increased 2.3 percent to $22,569 million in 2012, with a gross profit margin of 88.7 percent, up 0.2 points year to year. Software pre-tax income of $10,810 million increased 8.4 percent and the pre-tax margin improved 2.3 points to 37.6 percent. Normalized for workforce rebalancing charges of $94 million and $6 million in the third quarter of 2012 and 2011, respectively, software pre-tax income was up 9.3 percent and the pre-tax margin expanded 2.6 points versus the prior year. The Software business had another successful year leveraging revenue growth and expense productivity which drove significant margin expansion and profit growth.

Systems and Technology

($ in millions)

				Yr.-to-Yr.
			Yr.-to-Yr.	Percent Change
			Percent	Adjusted for
For the year ended December 31:	2012	2011	Change	Currency
Systems and Technology external revenue	$17,667	$18,985	(6.9)%	(5.9)%
System z			5.4%	6.3%
Power Systems			(8.5)	(7.4)
System x			(3.7)	(2.7)
Storage			(5.8)	(4.1)
Total Systems excluding Retail Store Solutions			(3.7)	(2.5)
Microelectronics OEM			(14.4)	(14.4)
Total Systems and Technology excluding Retail Store Solutions			(5.1)	(4.0)
Retail Store Solutions (Divested in 2012)			(52.6)	(51.7)

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

System z revenue increased 5.4 percent (6 percent adjusted for currency) in 2012 versus 2011. The increase was driven by the new mainframe which began shipping late in the third quarter. Fourth quarter revenue increased 55.6 percent (56 percent adjusted for currency), as revenue increased in the major markets over 50 percent and over 65 percent in the growth markets. MIPS shipments increased 19 percent in 2012 versus the prior year. The increase in MIPS was driven by the new mainframe shipments, including specialty engines, which increased 44 percent year over year driven by Linux workloads. This was a good indicator of new workloads moving to this platform. The performance reflected the technology leadership and value of the vertically integrated stack that the company’s flagship server delivers to its clients.

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

Storage revenue decreased 5.8 percent (4 percent adjusted for currency) in 2012 versus 2011. Total disk revenue decreased 3 percent (1 percent adjusted for currency) in 2012 versus 2011. Tape revenue decreased 16 percent (14 percent adjusted for currency) in 2012 versus the prior year. The value in storage solutions continued to shift to software, as demonstrated by the ongoing success the company had in its Tivoli storage software offerings.

Retail Stores Solutions revenue decreased 52.6 percent (52 percent adjusted for currency) in 2012 versus 2011. In the third quarter, the company divested the Retail Stores Solutions business to Toshiba Tec. See the caption, “Divestitures,” on page 98 for additional information regarding the transaction.

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

Overall gross margin decreased 0.7 points in 2012 versus the prior year. The decrease was driven by lower margins in System x (0.6 points), Microelectronics (0.6 points), Storage (0.5 points) and Power Systems (0.2 points), partially offset by an improvement due to revenue mix (1.2 points).

Systems and Technology’s pre-tax income decreased $406 million (24.9 percent) to $1,227 million in 2012, with a pre-tax margin of 6.7 percent. Normalized for workforce rebalancing charges of $46 million and $3 million in the third quarter of 2012 and 2011, respectively, pre-tax income decreased 22.2 percent and the pre-tax margin decreased by 1.3 points versus the prior year.

Global Financing

See pages 72 through 75 for an analysis of Global Financing’s segment results.

Geographic Revenue

In addition to the revenue presentation by reportable segment, the company also measures revenue performance on a geographic basis. The following geographic, regional and country-specific revenue performance excludes OEM revenue, which is discussed separately below.

($ in millions)

				Yr.-to-Yr
			Yr.-to-Yr.	Percent Change
			Percent	Adjusted for
For the year ended December 31:	2012	2011	Change	Currency
Total revenue	$104,507	$106,916	(2.3)%	0.0%
Geographies	$102,268	$104,170	(1.8)%	0.5%
Americas	44,556	44,944	(0.9)	0.0
Europe/Middle East/Africa	31,775	33,952	(6.4)	(1.0)
Asia Pacific	25,937	25,273	2.6	3.3

Major markets			(3.5)%	(1.3)%
Growth markets			4.2%	6.9%
BRIC countries			7.4%	12.2%

Total geographic revenue decreased 1.8 percent (flat adjusted for currency) in 2012; excluding the divested RSS business, revenue decreased 1.4 percent as reported, but increased 1 percent at constant currency compared to the prior year. Revenue performance at constant currency was driven by strong results in the growth markets, offsetting a modest decline year to year in the major markets.

Across all geographies, growth markets revenue increased 4.2 percent (7 percent adjusted for currency) and these countries represented 24 percent of total geographic revenue, an increase of 8 points since 2006 when the company introduced its 2010 road map. Adjusted for currency, revenue growth in these fast growing markets outpaced the major markets in 2012 by approximately 8 points. The BRIC countries of Brazil, Russia, India and China combined revenue increased 7.4 percent (12 percent adjusted for currency) in 2012, with double-digit growth in Russia, India and China, adjusted for currency. Overall in 2012, the company had double-digit constant currency revenue growth in nearly 35 growth market countries. The company continued to expand into new countries and territories, building out IT infrastructures in support of economic growth and taking a leadership position in key industries. To drive market expansion, in 2012, the company accelerated the opening of new branch offices resulting in a doubling of the number of face-to-face branches when compared to 2011. At year end, the company had almost 450 face-to-face and virtual branch offices in the growth markets.

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

Europe/Middle East/Africa revenue decreased 6.4 percent (1 percent adjusted for currency) in 2012 compared to 2011. Within the major market countries, the UK was essentially flat (up 1 percent adjusted for currency), Germany was down 7.6 percent (flat adjusted for currency), France was down 12.6 percent (6 percent adjusted for currency) and Italy was down 8.4 percent (1 percent adjusted for currency). The EMEA growth markets increased 0.8 percent (5 percent at constant currency) led by growth in Russia of 11.7 percent (13 percent adjusted for currency).

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

Total Expense and Other (Income)

($ in millions)

			Yr.-to-Yr.
			Percent/
			Margin
For the year ended December 31:	2012	2011	Change
Total consolidated expense and other (income)	$28,396	$29,135	(2.5)%
Non-operating adjustments
Amortization of acquired intangible assets	(328)	(289)	13.3
Acquisition-related charges	(35)	(45)	(21.2)
Non-operating retirement-related (costs)/income	(274)	74	NM
Operating (non-GAAP) expense and other (income)	$27,760	$28,875	(3.9)%
Total consolidated expense-to-revenue ratio	27.2%	27.3%	(0.1)	pts.
Operating (non-GAAP) expense-to-revenue ratio	26.6%	27.0%	(0.4)	pts.

NM—Not meaningful

Total expense and other (income) decreased 2.5 percent in 2012 versus 2011. Total operating (non-GAAP) expense and other (income) decreased 3.9 percent versus the prior year. The key drivers of the year-to-year change in total expense and other (income) were approximately:

	Total	Operating
	Consolidated	(non-GAAP)
• Currency*	(5) points	(5) points
• Acquisitions**	3 points	2 points
• Base expense	(0) points	(2) points

*	Reflects impacts of translation and hedging programs.

**	Includes acquisitions completed in prior 12-month period, operating (non-GAAP) is net of non-operating acquisition-related charges.

For additional information regarding total expense and other (income), see the following analyses by category.

Selling, General and Administrative

($ in millions)

			Yr.-to-Yr.
			Percent
For the year ended December 31:	2012	2011	change
Selling, general and administrative expense
Selling, general and administrative—other	$19,589	$20,287	(3.4)%
Advertising and promotional expense	1,339	1,373	(2.5)
Workforce rebalancing charges	803	440	82.5
Retirement-related costs	945	603	56.7
Amortization of acquired intangible assets	328	289	13.3
Stock-based compensation	498	514	(3.0)
Bad debt expense	50	88	(42.5)
Total consolidated selling, general and administrative expense	$23,553	$23,594	(0.2)%
Non-operating adjustments
Amortization of acquired intangible assets	(328)	(289)	13.3
Acquisition-related charges	(22)	(20)	10.2
Non-operating retirement-related (costs)/income	(294)	(13)	NM
Operating (non-GAAP) selling, general and administrative expense	$22,910	$23,272	(1.6)%

NM—Not meaningful

Total SG&A expense decreased 0.2 percent in 2012 versus 2011. The decrease was primarily driven by the effects of currency (3 points), partially offset by acquisition-related spending (2 points), while base spending was essentially flat.

Operating (non-GAAP) SG&A expense decreased 1.6 percent primarily driven by the effects of currency (3 points) and lower base spending (1 point), partially offset by acquisition-related spending (2 points). The increase in workforce rebalancing charges was due to actions primarily focused on the company’s non-U.S. operations in the third quarter of 2012. The increase in retirement-related costs was primarily driven by the charge related to a court decision regarding one of IBM UK’s defined benefit plans. As a result of the ruling, the company recorded an additional retirement-related obligation of $162 million in the third quarter of 2012. This charge was not reflected in operating (non-GAAP) SG&A expense. See note M, “Contingencies and Commitments,” on pages 119 to 121 for additional information. Bad debt expense decreased $37 million in 2012 versus 2011, as the company increased its provisions in 2011 reflecting the European credit environment. The accounts receivable provision coverage was 1.4 percent at December 31, 2012, a decrease of 10 basis points from year-end 2011.

Other (Income) and Expense

($ in millions)

			Yr.-to-Yr.
			Percent
For the year ended December 31:	2012	2011	Change
Other (income) and expense
Foreign currency transaction losses/(gains)	$(240)	$513	NM	%
(Gains)/losses on derivative instruments	72	(113)	NM
Interest income	(109)	(136)	(20.2)
Net (gains)/losses from securities and investment assets	(55)	(227)	(75.5)
Other	(511)	(58)	NM
Total consolidated other (income) and expense	$(843)	$(20)	NM	%
Non-operating adjustment
Acquisition-related charges	(13)	(25)	(46.0)
Operating (non-GAAP) other (income) and expense	$(857)	$(45)	NM	%

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

Research, Development and Engineering

($ in millions)

			Yr.-to-Yr.
			Percent
For the year ended December 31:	2012	2011	Change
Total consolidated research, development and engineering	$6,302	$6,258	0.7%
Non-operating adjustment
Non-operating retirement-related (costs)/income	20	88	(76.9)
Operating (non-GAAP) research, development and engineering	$6,322	$6,345	(0.4)%

The company continued to invest in research and development, focusing its investments on high-value, high-growth opportunities and to extend its technology leadership. Total RD&E expense increased 0.7 percent in 2012 versus 2011, primarily driven by acquisitions (3 points), partially offset by the effects of currency (2 points) and lower base spending (1 point). Operating (non-GAAP) RD&E expense decreased 0.4 percent in 2012 compared to the prior year primarily driven by the effects of currency (2 points) and lower base spending (2 points), partially offset by acquisitions (3 points). RD&E investments represented 6.0 percent of revenue in 2012, compared to 5.9 percent in 2011.

Intellectual Property and Custom Development Income

($ in millions)

			Yr.-to-Yr.
			Percent
For the year ended December 31:	2012	2011	Change
Sales and other transfers of intellectual property	$324	$309	4.7%
Licensing/royalty-based fees	251	211	19.0
Custom development income	500	588	(14.9)
Total	$1,074	$1,108	(3.0)%

The timing and amount of sales and other transfers of IP may vary significantly from period to period depending upon timing of divestitures, industry consolidation, economic conditions and the timing of new patents and know-how development. There were no significant individual IP transactions in 2012 or 2011.

Interest Expense

($ in millions)

			Yr.-to-Yr.
			Percent
For the year ended December 31:	2012	2011	Change
Interest expense
Total	$459	$411	11.8%

The increase in interest expense in 2012 versus 2011 was primarily driven by higher average debt levels, partially offset by lower average interest rates. Interest expense is presented in cost of financing in the Consolidated Statement of Earnings only if the related external borrowings are to support the Global Financing external business. See page 75 for additional information regarding Global Financing debt and interest expense. Overall interest expense (excluding capitalized interest) for 2012 was $1,004 million, an increase of $40 million year to year.

Income Taxes

The effective tax rate for 2012 was 24.2 percent compared with 24.5 percent in 2011. The operating (non-GAAP) tax rate for 2012 was 24.0 percent compared with 24.5 percent in 2011. The 0.3 point decrease in the as-reported effective tax rate was primarily driven by a more favorable geographic mix of pre-tax earnings (2.6 points) and a one-time benefit in the first quarter associated with a tax restructuring in Latin America (0.8 points), primarily offset by a decrease in the utilization of foreign tax credits in 2012 (2.9 points) and the unfavorable tax impact of the gain on the RSS divestiture (0.3 points).The remaining items were individually insignificant.

Financial Position

Cash and marketable securities at year end were $11,128 million, a decrease of $794 million from the prior year-end position. During the year the company continued to manage the investment portfolio to meet its capital preservation and liquidity objectives. At December 31, 2012, there were no holdings of European sovereign debt securities in the investment portfolio.

Total debt of $33,269 million increased $1,949 million from the prior year-end level. The commercial paper balance at December 31, 2012 was $1,800 million, a decrease of $500 million from the prior year. Within total debt, $24,501 million was in support of the Global Financing business which was leveraged at a 7.0 to 1 ratio. The company continued to have substantial flexibility in the market. During 2012, the company completed bond issuances totaling $7,875 million, with terms ranging from three to 30 years and priced from 0.55 to 4.00 percent depending on the maturity. The company has consistently generated strong cash flow from operations and continued to have access to additional sources of liquidity through the capital markets and its $10 billion global credit facility, with 100 percent of the facility available on a same-day basis.

Consistent with accounting standards, the company remeasured the funded status of its retirement and postretirement plans at December 31. At December 31, 2012, the overall net underfunded position was $20,190 million, an increase of $3,800 million from December 31, 2011, as the increase in the benefit obligation due to the reduction in discount rates more than offset the returns on plan assets. At year-end 2012, the company’s qualified defined benefit plans were well funded and the cash requirements related to these plans remained stable going forward at approximately $1 billion per year through 2015. In 2012, the return on the U.S. Personal Pension Plan assets was 11.3 percent and the plan was 98 percent funded. Overall, global asset returns were 11.1 percent and the company’s qualified defined benefit plans worldwide were 94 percent funded.

The company’s qualified defined benefit plans did hold European sovereign debt securities in their trust funds. See note S, “Retirement-Related Benefits,” on page 135 for additional information.

During 2012, the company generated $19,586 million in cash from operations, a decrease of $260 million compared to 2011. In addition, the company generated $18,185 million in free cash flow in 2012, an increase of $1,581 million over the prior year. See pages 65 to 67 for additional information on free cash flow. The company returned $15,768 million to shareholders in 2012, with $11,995 million in gross share repurchases and $3,773 million in dividends. In 2012, the company repurchased approximately 61 million shares and had $8.7 billion remaining in share repurchase authorization at year end. The company’s strong cash generation permitted the company to invest and deploy capital to areas with the most attractive long-term opportunities.

GAAP Reconciliation

The tables below provide a reconciliation of the company’s income statement results as reported under GAAP to its operating earnings presentation which is a non-GAAP measure. The company’s calculation of operating (non-GAAP) earnings, as presented, may differ from similarly titled measures reported by other companies. Please refer to the “Operating (non-GAAP) Earnings” section on page 26 for the company’s rationale for presenting operating earnings information.

($ in millions except per share amounts)

		Acquisition-		Retirement-
		Related		Related		Operating
For the year ended December 31, 2012:	GAAP	Adjustments		Adjustments		(non-GAAP)
Gross profit	$50,298	$376		$264		$50,938
Gross profit margin	48.1%	0.4	pts.	0.3	pts.	48.7%
SG&A	$23,553	$(349)		$(294)		$22,910
RD&E	6,302	0		20		6,322
Other (income) and expense	(843)	(13)		0		(857)
Total expense and other (income)	28,396	(363)		(274)		27,760
Pre-tax income	21,902	739		538		23,179
Pre-tax income margin	21.0%	0.7	pts.	0.5	pts.	22.2%
Provision for income taxes*	$5,298	$98		$156		$5,552
Effective tax rate	24.2%	(0.4	)pts.	0.1	pts.	24.0%
Net income	$16,604	$641		$381		$17,627
Net income margin	15.9%	0.6	pts.	0.4	pts.	16.9%
Diluted earnings per share	$14.37	$0.55		$0.33		$15.25

* The tax impact on operating (non-GAAP) pre-tax income is calculated under the same accounting principles applied to the GAAP pre-tax income which employs an annual effective tax rate method to the results.

($ in millions except per share amounts)

		Acquisition-		Retirement-
		Related		Related		Operating
For the year ended December 31, 2011:	GAAP	Adjustments		Adjustments		(non-GAAP)
Gross profit	$50,138	$341		$2		$50,481
Gross profit margin	46.9%	0.3	pts.	0.0	pts.	47.2%
SG&A	$23,594	$(309)		$(13)		$23,272
RD&E	6,258	0		88		6,345
Other (income) and expense	(20)	(25)		0		(45)
Total expense and other (income)	29,135	(334)		74		28,875
Pre-tax income	21,003	675		(72)		21,605
Pre-tax income margin	19.6%	0.6	pts.	(0.1	)pts.	20.2%
Provision for income taxes*	$5,148	$179		$(40)		$5,287
Effective tax rate	24.5%	0.1	pts.	(0.1	)pts.	24.5%
Net income	$15,855	$495		$(32)		$16,318
Net income margin	14.8%	0.5	pts.	(0.0	)pts.	15.3%
Diluted earnings per share	$13.06	$0.41		$(0.03)		$13.44

* The tax impact on operating (non-GAAP) pre-tax income is calculated under the same accounting principles applied to the GAAP pre-tax income which employs an annual effective tax rate method to the results.

OTHER INFORMATION

Looking Forward

The company measures the success of its business model over the long term, not any individual quarter or year. The company’s strategies, investments and actions are all taken with an objective of optimizing long-term performance. A long-term perspective ensures that the company is well-positioned to take advantage of major shifts occurring in technology, business and the global economy.

In May 2010, the company met with investors to describe how the company manages its business, allocates it capital and serves its shareholders in a detailed discussion of its strategy. The company discussed how it continuously changes its business mix and resource allocation toward higher value, higher growth market opportunities. The company also discussed its transformation to a globally integrated enterprise and how this has allowed the company to capture new growth and productivity. The company highlighted that by aligning its business model with its clients’ needs, the company can achieve its financial goals which will allow the company to invest in future sources of growth and provide strong returns to its shareholders. This delivers long-term value and performance to all key stakeholders. The execution of the company’s strategy results in the 2015 road map — with the expectation of at least $20 of operating (non-GAAP) earnings per share in 2015.

Looking forward, the company expects to continue its transformation in 2014, shifting its investments to the growth areas and mixing to higher value. The company will continue to acquire key capabilities, divest of certain businesses, rebalance its workforce and invest in innovation as it continues to return value to its shareholders. In January 2014, the company disclosed that it is expecting GAAP earnings of at least $17.00 and operating (non-GAAP) earnings of at least $18.00 per diluted share for the full year 2014. The operating (non-GAAP) earnings per share expectation exclude acquisition-related charges of $0.76 per share and non-operating retirement-related costs of $0.24 per share. This expectation results in an increase year to year of 13.8 percent in GAAP earnings per share and an increase of 10.5 percent year to year in operating (non-GAAP) earnings per share which keeps the company on track to its 2015 objective. The company’s expectation for 2014 includes: a gain from the sale of its customer care business to SYNNEX of approximately $150-$175 million, flat year to year pre-tax income in the Systems and Technology business, a continued headwind from currency, approximately flat workforce rebalancing charges year to year, benefits from both the 2013 and 2014 workforce actions, continued benefits from productivity initiatives and a 23 percent assumption for the tax rate. The company also stated that in the first quarter of 2014 it expects to close the initial phase of the sale of its customer care business, and that it also expects to take the majority of its workforce rebalancing charges in the same period. As a result, the company expects first quarter 2014 GAAP and operating (non-GAAP) earnings per share to be approximately 14 percent of the full year expectation, reflecting about half of the divestiture gain, the workforce rebalancing charges and continued impacts from currency. The year-to-year dynamics of the workforce rebalancing charges will impact the company’s quarterly earning profile in the first half. The company expects first quarter GAAP and 2014 operating (non-GAAP) earnings per share to be down year to year as a result of the expected workforce rebalancing charges, and it expects second quarter GAAP and 2014 operating (non-GAAP) earnings per share to increase year to year due to the workforce rebalancing charges recorded in the prior year. For the first half of 2014, the company expects low double-digit growth in its GAAP and operating (non-GAAP) earnings per share compared to the prior year.

From a segment perspective, the Software business again delivered improved revenue, pre-tax income and margin expansion in 2013. The company continues to invest in the Software business and is confident in its profit trajectory going into 2014, expecting the business to grow consistently with its performance the past few years. The Global Services business delivered pre-tax income and margin expansion in 2013. The Global Services business continues to see strength in cloud, Smarter Planet and business analytics and the company will continue to invest to extend its capabilities. There is good momentum in Global Business Services which delivered double-digit profit growth in the second half of 2013. In Global Technology Services, the company expects the profit base in this segment to improve in 2014. Contribution from significant contracts that the business signed in 2013 should improve as the transitional investments mature and productivity improves. Overall, the business expects Global Services to improve profit in 2014 consistent with its model for that business, 8-10 percent. In 2013, pre-tax income in the Systems and Technology business was down $1.7 billion year to year. The performance was driven by the business model issues in the Power Systems, System x and Storage business units and System z mainframe product cycle. The company remains confident in the secular strength of the mainframe and the product cycle. However, the business will take actions to address the business model challenges including making the products more relevant to clients and right-sizing these businesses to meet the new value proposition. In January 2014, the company announced a definitive agreement with Lenovo Group Limited in which Lenovo will acquire the company’s x86 server portfolio. The company expects to recognize a total pretax gain on the sale of approximately $1 billion. See the caption “Divestitures” on page 98 for additional information. While the company is focused on getting the Systems and Technology business back to profit growth, in its earnings per share expectation for 2014, the company has assumed flat pre-tax income year to year for this business, excluding the divestiture gain.

Within the growth markets, performance in 2013 was mixed; however, the company was disappointed with the overall results. The new economic governmental reforms in China impacted performance. As the company expands its footprint in China, the company continues to see good long-term opportunity and it continues to invest to capture that opportunity. Overall, in the growth markets, the company believes it is on a trajectory to growth and expects mid-single-digit revenue growth at constant currency by the end of 2014.

Currency movements impacted the company’s year to year revenue and earnings per share growth in 2013. Revenue growth for the full year was impacted by 2.1 points from currency. Currency also impacted the company’s profit performance. While there were a number of currency movements year to year, the company’s results were significantly impacted by the depreciation of the Yen. Due to the fact that the company’s business in Japan is more heavily skewed to local services, the company has less ability to hedge cross-border cash flows in Japan as compared to most other countries. As a result, the currency impact related to the Yen largely falls to profit. In January 2014, the company indicated that at current spot rates, it expects this impact to continue through 2014.

The company’s free cash flow performance in 2013 compared to the prior year was impacted by operational performance, changes in sales cycle working capital and cash tax payments. The company expects free cash flow in 2014 to increase by approximately $1 billion year to year, including continued impacts of cash tax payments, and grow faster than net income. Cash tax payments are expected to be a year-to-year headwind in 2014 of about $2 billion, with the majority of that impact in the first quarter.

The company expects 2014 pre-tax retirement-related plan cost to be approximately $2.1 billion, a decrease of approximately $800 million compared to 2013. This estimate reflects current pension plan assumptions at December 31, 2013. Within total retirement-related plan cost, operating retirement-related plan cost is expected to be approximately $1.8 billion, flat versus 2013. Non-operating retirement-related plan cost is expected to be approximately $300 million, a decrease of approximately $800 million compared to 2013, driven by less recognized actuarial losses. Cash disbursements for all retirement-related plans are expected to be approximately $2.9 billion in 2014, an increase of approximately $200 million compared to 2013. See note S, “Retirement-Related Benefits,” on pages 127 to 141 for additional information.

The company’s effective tax rate for 2013 benefitted from the recognition of discrete period tax events, including audit settlements. The company expects, in the normal course of business, that its effective tax rate and operating (non-GAAP) tax rate will be approximately 23 percent in 2014. The rate will change year to year based on nonrecurring events, such as the settlement of income tax audits and changes in tax laws, as well as recurring factors including the geographic mix of income before taxes, the timing and amount of foreign dividend repatriation, state and local taxes and the effects of various global income tax strategies.

Liquidity and Capital Resources

The company has consistently generated strong cash flow from operations, providing a source of funds ranging between $17.5 billion and $20.8 billion per year over the past five years. The company provides for additional liquidity through several sources: maintaining an adequate cash balance, access to global funding sources, a committed global credit facility and other committed and uncommitted lines of credit worldwide. The following table provides a summary of the major sources of liquidity for the years ended December 31, 2009 through 2013.

Cash Flow and Liquidity Trends

($ in billions)

	2013	2012	2011	2010	2009
Net cash from operating activities	$17.5	$19.6	$19.8	$19.5	$20.8
Cash and short-term marketable securities	$11.1	$11.1	$11.9	$11.7	$14.0
Committed global credit facility	$10.0	$10.0	$10.0	$10.0	$10.0

The major rating agencies’ ratings on the company’s debt securities at December 31, 2013 appear in the following table and remain unchanged from December 31, 2012. The company’s indenture governing its debt securities and its various credit facilities each contain significant covenants which obligate the company to promptly pay principal and interest, limit the aggregate amount of secured indebtedness and sale and leaseback transactions to 10 percent of the company’s consolidated net tangible assets, and restrict the company’s ability to merge or consolidate unless certain conditions are met. The credit facilities also include a covenant on the company’s consolidated net interest expense ratio, which cannot be less than 2.20 to 1.0, as well as a cross default provision with respect to other defaulted indebtedness of at least $500 million.

The company is in compliance with all of its significant debt covenants and provides periodic certification to its lenders. The failure to comply with its debt covenants could constitute an event of default with respect to the debt to which such provisions apply. If certain events of default were to occur, the principal and interest on the debt to which such event of default applied would become immediately due and payable.

The company does not have “ratings trigger” provisions in its debt covenants or documentation, which would allow the holders to declare an event of default and seek to accelerate payments thereunder in the event of a change in credit rating. The company’s contractual agreements governing derivative instruments contain standard market clauses which can trigger the termination of the agreement if the company’s credit rating were to fall below investment grade. At December 31, 2013, the fair value of those instruments that were in a liability position was $501 million, before any applicable netting, and this position is subject to fluctuations in fair value period to period based on the level of the company’s outstanding instruments and market conditions. The company has no other contractual arrangements that, in the event of a change in credit rating, would result in a material adverse effect on its financial position or liquidity.

Moody’s
	Standard	Investors	Fitch
	& Poor’s	Service	Ratings
Senior long-term debt	AA-	Aa3	A+
Commercial paper	A-1+	Prime-1	F1

The company prepares its Consolidated Statement of Cash Flows in accordance with applicable accounting standards for cash flow presentation on page 81 and highlights causes and events underlying sources and uses of cash in that format on page 45. For the purpose of running its business, the company manages, monitors and analyzes cash flows in a different format.

Management uses a free cash flow measure to evaluate the company’s operating results, plan share repurchase levels, evaluate strategic investments and assess the company’s ability and need to incur and service debt. Free cash flow is not a defined term under GAAP and it should not be inferred that the entire free cash flow amount is available for discretionary expenditures. The company defines free cash flow as net cash from operating activities less the change in Global Financing receivables and net capital expenditures, including the investment in software. As discussed on page 33, a key objective of the Global Financing business is to generate strong returns on equity. Increasing receivables is the basis for growth in a financing business. Accordingly, management considers Global Financing receivables as a profit-generating investment, not as working capital that should be minimized for efficiency. After considering Global Financing receivables as an investment, the remaining net operational cash flow less net capital expenditures is viewed by the company as free cash flow.

From the perspective of how management views cash flow, in 2013, free cash flow was $15.0 billion, a decrease of $3.2 billion compared to 2012. The decrease was driven by the company’s operational performance, higher cash tax payments and changes in sales cycle working capital. These decreases were partially offset by lower capital expenditures and the prepayment of certain postretirement benefit plan contributions in 2012.

In 2013, the company continued to focus its cash utilization on returning value to shareholders including $4.1 billion in dividends and $12.8 billion in net stock transactions, including the common stock repurchase program. In addition, $3.1 billion was utilized to acquire 10 companies. For the full year, the company generated $15.0 billion in free cash flow and utilized $19.9 billion on acquisitions, net share repurchases and dividends.

Over the past five years, the company generated over $81 billion in free cash flow. During that period, the company invested nearly $16 billion in strategic acquisitions and returned over $69 billion to shareholders through dividends and net share repurchases. The company’s performance during this period demonstrates that there is fungibility across the elements of share repurchases, dividends and acquisitions. The amount of prospective returns to shareholders in the form of dividends and share repurchases will vary based upon several factors including each year’s operating results, capital expenditure requirements, research and development investments and acquisitions, as well as the factors discussed below.

The company’s Board of Directors meets quarterly to consider the dividend payment. In the second quarter of 2013, the Board of Directors increased the company’s quarterly common stock dividend from $0.85 to $0.95 per share.

The table below represents the way in which management reviews cash flow as described on page 65 and above.

($ in billions)

For the year ended December 31:	2013	2012	2011	2010	2009
Net cash from operating activities per GAAP	$17.5	$19.6	$19.8	$19.5	$20.8
Less: the change in Global Financing receivables	(1.3)	(2.9)	(0.8)	(0.7)	1.9
Net cash from operating activities, excluding Global Financing receivables	18.8	22.5	20.7	20.3	18.9
Capital expenditures, net	(3.8)	(4.3)	(4.1)	(4.0)	(3.7)
Free cash flow	15.0	18.2	16.6	16.3	15.1
Acquisitions	(3.1)	(3.7)	(1.8)	(5.9)	(1.2)
Divestitures	0.3	0.6	0.0	0.1	0.4
Share repurchase	(13.9)	(12.0)	(15.0)	(15.4)	(7.4)
Dividends	(4.1)	(3.8)	(3.5)	(3.2)	(2.9)
Non-Global Financing debt	3.2	0.7	1.7	2.3	(4.7)
Other (includes Global Financing receivables and Global Financing debt)	2.4	(0.8)	2.3	3.5	1.7
Change in cash, cash equivalents and short-term marketable securities	$(0.1)	$(0.8)	$0.3	$(2.3)	$1.1

Events that could temporarily change the historical cash flow dynamics discussed above include significant changes in operating results, material changes in geographic sources of cash, unexpected adverse impacts from litigation, future pension funding requirements during periods of severe downturn in the capital markets or the timing of tax payments. Whether any litigation has such an adverse impact will depend on a number of variables, which are more completely described in note M, “Contingencies and Commitments,” on pages 119 to 121. With respect to pension funding, in 2013, the company contributed $507 million to its non-U.S. defined benefit plans versus $617 million in 2012. As highlighted in the Contractual Obligations table on page 67, the company expects to make legally mandated pension plan contributions to certain non-U.S. plans of approximately $3.3 billion in the next five years. The 2014 contributions are currently expected to be approximately $600 million. Cash disbursements related to all retirement-related plans is expected to be approximately $2.9 billion in 2014, an increase of approximately $0.2 billion compared to 2013. Financial market performance could increase the legally mandated minimum contributions in certain non-U.S. countries that require more frequent remeasurement of the funded status. The company is not quantifying any further impact from pension funding because it is not possible to predict future movements in the capital markets or pension plan funding regulations.

The Pension Protection Act of 2006 was enacted into law in 2006,and, among other things, increases the funding requirements for certain U.S. defined benefit plans beginning after December 31, 2007.No mandatory contribution is required for the U.S. defined benefit plan in 2014 as of December 31, 2013.

The company’s U.S. cash flows continue to be sufficient to fund its current domestic operations and obligations, including investing and financing activities such as dividends and debt service. The company’s U.S. operations generate substantial cash flows, and, in those circumstances where the company has additional cash requirements in the U.S., the company has several liquidity options available. These options may include the ability to borrow additional funds at reasonable interest rates, utilizing its committed global credit facility, repatriating certain foreign earnings and utilizing inter-company loans with certain foreign subsidiaries.

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

Contractual Obligations

($ in millions)

	Total Contractual	Payments Due In
	Payment Stream	2014	2015-16	2017-18	After 2018
Long-term debt obligations	$36,978	$3,839	$8,656	$8,035	$16,448
Interest on long-term debt obligations	10,614	1,084	1,943	1,564	6,023
Capital (finance) lease obligations	58	16	25	12	5
Operating lease obligations	5,991	1,492	2,302	1,419	778
Purchase obligations	1,394	593	633	106	62
Other long-term liabilities:
Minimum defined benefit plan pension funding (mandated)*	3,300	600	1,300	1,400
Excess 401(k) Plus Plan	1,757	84	178	192	1,303
Long-term termination benefits	1,519	238	227	178	876
Tax reserves**	2,904	101
Other	1,052	44	93	80	836
Total	$65,567	$8,091	$15,357	$12,986	$26,331

* As funded status on plans will vary, obligations for mandated minimum pension payments after 2018 could not be reasonably estimated.

** These amounts represent the liability for unrecognized tax benefits. The company estimates that approximately $101 million of the liability is expected to be settled within the next 12 months. The settlement period for the noncurrent portion of the income tax liability cannot be reasonably estimated as the timing of the payments will depend on the progress of tax examinations with the various tax authorities; however, it is not expected to be due within the next 12 months.

Total contractual obligations are reported in the table above excluding the effects of time value and therefore, may not equal the amounts reported in the Consolidated Statement of Financial Position. Certain noncurrent liabilities are excluded from the table above as their future cash outflows are uncertain. This includes deferred taxes, derivatives, deferred income, disability benefits and other sundry items.

Purchase obligations include all commitments to purchase goods or services of either a fixed or minimum quantity that meet any of the following criteria: (1) they are noncancelable, (2) the company would incur a penalty if the agreement was canceled, or (3) the company must make specified minimum payments even if it does not take delivery of the contracted products or services (take-or-pay). If the obligation to purchase goods or services is non-cancelable, the entire value of the contract is included in the table above. If the obligation is cancelable, but the company would incur a penalty if canceled, the dollar amount of the penalty is included as a purchase obligation. Contracted minimum amounts specified in take-or-pay contracts are also included in the table as they represent the portion of each contract that is a firm commitment.

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

Interest on floating-rate debt obligations is calculated using the effective interest rate at December 31, 2013, plus the interest rate spread associated with that debt, if any.

Off-Balance Sheet Arrangements

From time to time, the company may enter into off-balance sheet arrangements as defined by SEC Financial Reporting Release 67 (FRR-67), “Disclosure in Management’s Discussion and Analysis about Off-Balance Sheet Arrangements and Aggregate Contractual Obligations.”

At December 31, 2013, the company had no off-balance sheet arrangements that have, or are reasonably likely to have, a material current or future effect on financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources. See the table above for the company’s contractual obligations, and note M, “Contingencies and Commitments,” on page 121, for detailed information about the company’s guarantees, financial commitments and indemnification arrangements. The company does not have retained interests in assets transferred to unconsolidated entities or other material off-balance sheet interests or instruments.

Critical Accounting Estimates

The application of GAAP requires the company to make estimates and assumptions about certain items and future events that directly affect its reported financial condition. The accounting estimates and assumptions discussed in this section are those that the company considers to be the most critical to its financial statements. An accounting estimate is considered critical if both (a) the nature of the estimate or assumption is material due to the levels of subjectivity and judgment involved, and (b) the impact within a reasonable range of outcomes of the estimate and assumption is material to the company’s financial condition. Senior management has discussed the development, selection and disclosure of these estimates with the Audit Committee of the company’s Board of Directors. The company’s significant accounting policies are described in note A, “Significant Accounting Policies,” on pages 84 through 93.

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

Changes in the discount rate assumptions will impact the (gain)/ loss amortization and interest cost components of the net periodic pension (income)/cost calculation (see page 133 for information regarding the discount rate assumptions) and the projected benefit obligation (PBO). The company increased the discount rate assumption for the IBM Personal Pension Plan (PPP), a U.S.-based defined benefit plan, by 90 basis points to 4.50 percent on December 31, 2013. This change will decrease pre-tax cost and expense recognized in 2014 by an estimated $264 million. If the discount rate assumption for the PPP decreased by 90 basis points on December 31, 2013, pre-tax cost and expense recognized in 2014 would have increased by an estimated $195 million. Changes in the discount rate assumptions will impact the PBO which, in turn, may impact the company’s funding decisions if the PBO exceeds plan assets. Each 25 basis point increase or decrease in the discount rate will cause a corresponding decrease or increase, respectively, in the PPP’s PBO of an estimated $1.3 billion based upon December 31, 2013 data.

The expected long-term return on plan assets assumption is used in calculating the net periodic pension (income)/cost (see page 133 for information regarding the expected long-term return on plan assets assumption). Expected returns on plan assets are calculated based on the market-related value of plan assets, which recognizes changes in the fair value of plan assets systematically over a five-year period in the expected return on plan assets line in net periodic pension (income)/cost. The differences between the actual return on plan assets and the expected long-term return on plan assets are recognized over five years in the expected return on plan assets line in net periodic pension (income)/cost and also as a component of actuarial gains/losses, which are recognized over the service lives or life expectancy of the participants, depending on the plan, provided such amounts exceed thresholds which are based upon the benefit obligation or the value of plan assets, as provided by accounting standards.

To the extent the outlook for long-term returns changes such that management changes its expected long-term return on plan assets assumption, each 50 basis point increase or decrease in the expected long-term return on PPP plan assets assumption will have an estimated decrease or increase, respectively, of $256 million on the following year’s pre-tax net periodic pension (income)/cost (based upon the PPP’s plan assets at December 31, 2013 and assuming no contributions are made in 2014).

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

Revenue recognition is also impacted by the company’s ability to estimate sales incentives, expected returns and collectibility. The company considers various factors, including a review of specific transactions, the creditworthiness of the customers, historical experience and market and economic conditions when calculating these provisions and allowances. Evaluations are conducted each quarter to assess the adequacy of the estimates. If these estimates were changed by 10 percent in 2013, net income would have been impacted by $97 million (excluding Global Financing receivables discussed on pages 73 and 74).

Costs to Complete Service Contracts

The company enters into numerous service contracts through its Global Services business. During the contractual period, revenue, cost and profits may be impacted by estimates of the ultimate profitability of each contract, especially contracts for which the company uses the percentage-of-completion (POC) method of accounting. If at any time these estimates indicate the POC contract will be unprofitable, the entire estimated loss for the remainder of the contract is recorded immediately in cost. The company performs ongoing profitability analyses of its services contracts in order to determine whether the latest estimates require updating. Key factors reviewed by the company to estimate the future costs to complete each contract are future labor costs, future product costs and expected productivity efficiencies. Contract loss provisions recorded as a component of other accrued expenses and liabilities were approximately $41 million and $54 million at December 31, 2013 and 2012, respectively.

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

To the extent that the provision for income taxes increases/decreases by 1 percent of income before income taxes, consolidated net income would have decreased/improved by $195 million in 2013.

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

The company assesses qualitative factors in each of its reporting units that carry goodwill. Among other relevant events and circumstances that affect the fair value of reporting units, including macroeconomic, industry and market conditions, the company assesses individual factors such as:

•	A significant adverse change in legal factors or the business climate;
•	An adverse action or assessment by a regulator;
•	Unanticipated competition;
•	A loss of key personnel; and
•	A more likely than not expectation that a reporting unit or a significant portion of a reporting unit will be sold or otherwise disposed of.

The company assesses these qualitative factors to determine whether it is necessary to perform the two-step quantitative goodwill impairment test. This quantitative test is required only if the company concludes that it is more likely than not that a reporting unit’s fair value is less than its carrying amount.

In the fourth quarter, the company performed its annual goodwill impairment analysis. The qualitative assessment illustrated evidence of a potential impairment triggering event as a result of the financial performance of the Systems and Technology reporting unit. The quantitative analysis resulted in no impairment as the reporting unit’s estimated fair value exceeded the carrying amount by over 100 percent.

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

Global Financing Receivables Allowance for Credit Losses

The Global Financing business reviews its financing receivables portfolio at least quarterly in order to assess collectibility. A description of the methods used by management to estimate the amount of uncollectible receivables is included in note A, “Significant Accounting Policies,” on page 93. Factors that could result in actual receivable losses that are materially different from the estimated reserve include sharp changes in the economy, or a significant change in the economic health of a particular client that represents a concentration in Global Financing’s receivables portfolio.

To the extent that actual collectibility differs from management’s estimates currently provided for by 10 percent, Global Financing’s segment pre-tax income and the company’s consolidated income before income taxes would be higher or lower by an estimated $39 million (using 2013 data), depending upon whether the actual collectibility was better or worse, respectively, than the estimates.

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

To the extent that actual residual value recovery is lower than management’s estimates by 10 percent, Global Financing’s segment pre-tax income and the company’s consolidated income before income taxes for 2013 would have been lower by an estimated $94 million. If the actual residual value recovery is higher than management’s estimates, the increase in income will be realized at the end of lease when the equipment is remarketed.

Currency Rate Fluctuations

Changes in the relative values of non-U.S. currencies to the U.S. dollar affect the company’s financial results and financial position. At December 31, 2013, currency changes resulted in assets and liabilities denominated in local currencies being translated into fewer dollars than at year-end 2012. The company uses financial hedging instruments to limit specific currency risks related to financing transactions and other foreign currency-based transactions. Further discussion of currency and hedging appears in note D, “Financial Instruments,” on pages 102 through 106.

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

The company translates revenue, cost and expense in its non-U.S. operations at current exchange rates in the reported period. References to “adjusted for currency” or “constant currency” reflect adjustments based upon a simple constant currency mathematical translation of local currency results using the comparable prior period’s currency conversion rate. However, this constant currency methodology that the company utilizes to disclose this information does not incorporate any operational actions that management may take in reaction to fluctuating currency rates. Currency movements, particularly the depreciation of the Yen, impacted the company’s year-to-year revenue and earnings per share growth in 2013. Based on the currency rate movements in 2013, total revenue decreased 4.6 percent as reported and 2.5 at constant currency versus 2012. On a pre-tax income basis, these translation impacts offset by the net impact of hedging activities resulted in a theoretical maximum (assuming no pricing or sourcing actions) decrease of approximately $400 million in 2013. The same mathematical exercise resulted in a decrease of approximately $100 million in 2012. The company views these amounts as a theoretical maximum impact to its as-reported financial results. Considering the operational responses mentioned above, movements of exchange rates, and the nature and timing of hedging instruments, it is difficult to predict future currency impacts on any particular period, but the company believes it could be substantially less than the theoretical maximum given the competitive pressure in the marketplace.

For non-U.S. subsidiaries and branches that operate in U.S. dollars or whose economic environment is highly inflationary, translation adjustments are reflected in results of operations. Generally, the company manages currency risk in these entities by linking prices and contracts to U.S. dollars. The company continues to monitor the economic conditions in Venezuela. On December 30, 2010, the official rate for essential goods was eliminated, with no change to the SITME rate. The SITME rate remained constant throughout 2012 and 2011. In February 2013, the SITME rate was eliminated, and the official rate was set at 6.3 bolivares fuerte (BsF) to the U.S. dollar. This devaluation did not have a material impact given the size of the company’s operations in Venezuela (less than 1 percent of total 2013 and 2012 revenue, respectively).

In addition, in March 2013, the Venezuelan government created a new foreign exchange mechanism called the “Complimentary System of Foreign Currency Aquirement.” This system operates similar to an auction system and allows entities in specific sectors to bid for U.S. dollars to be used for specific import transactions. In December 2013, the Venezuelan regulation that created this mechanism was amended to expand its use, and to require publication of the average exchange rates implied by transactions settled in these auctions. The company did not participate in this exchange mechanism in 2013, and will consider its participation going-forward.

In January 2014, the Argentinian government devalued its currency from 6 pesos to the U.S. dollar to 8 pesos to the U.S. dollar. This devaluation will not have a material impact given the size of the company’s operations in Argentina (less than 1 percent of total 2013 revenue).

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

The company’s debt, in support of the Global Financing business and the geographic breadth of the company’s operations, contains an element of market risk from changes in interest and currency rates. The company manages this risk, in part, through the use of a variety of financial instruments including derivatives, as described in note D, “Financial Instruments,” on pages 102 through 106.

To meet disclosure requirements, the company performs a sensitivity analysis to determine the effects that market risk exposures may have on the fair values of the company’s debt and other financial instruments.

The financial instruments that are included in the sensitivity analysis are comprised of the company’s cash and cash equivalents, marketable securities, short-term and long-term loans, commercial financing and installment payment receivables, investments, long-term and short-term debt and derivative financial instruments. The company’s derivative financial instruments generally include interest rate swaps, foreign currency swaps and forward contracts.

To perform the sensitivity analysis, the company assesses the risk of loss in fair values from the effect of hypothetical changes in interest rates and foreign currency exchange rates on market-sensitive instruments. The market values for interest and foreign currency exchange risk are computed based on the present value of future cash flows as affected by the changes in rates that are attributable to the market risk being measured. The discount rates used for the present value computations were selected based on market interest and foreign currency exchange rates in effect at December 31, 2013 and 2012. The differences in this comparison are the hypothetical gains or losses associated with each type of risk.

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

The results of the sensitivity analysis at December 31, 2013 and 2012, are as follows:

Interest Rate Risk

At December 31, 2013, a 10 percent decrease in the levels of interest rates with all other variables held constant would result in a decrease in the fair market value of the company’s financial instruments of $322 million as compared with a decrease of $192 million at December 31, 2012. A 10 percent increase in the levels of interest rates with all other variables held constant would result in an increase in the fair value of the company’s financial instruments of $300 million as compared to an increase of $181 million at December 31, 2012. Changes in the relative sensitivity of the fair value of the company’s financial instrument portfolio for these theoretical changes in the level of interest rates are primarily driven by changes in the company’s debt maturities, interest rate profile and amount.

Foreign Currency Exchange Rate Risk

At December 31, 2013, a 10 percent weaker U.S. dollar against foreign currencies, with all other variables held constant, would result in an increase in the fair value of the company’s financial instruments of $1,340 million as compared with an increase of $1,203 million at December 31, 2012. Conversely, a 10 percent stronger U.S. dollar against foreign currencies, with all other variables held constant, would result in a decrease in the fair value of the company’s financial instruments of $1,340 million compared with a decrease of $1,203 million at December 31, 2012. The change in impact from 2012 to 2013 was comprised of: assets ($59 million), debt ($2 million) and derivatives ($76 million).

Financing Risks

See the “Description of Business” on page 33 for a discussion of the financing risks associated with the Global Financing business and management’s actions to mitigate such risks.

Cybersecurity

The company’s approach on cybersecurity leverages its ability to adapt to a changing environment, as well as the depth and breadth of its global capabilities, both in terms of its offerings to clients and its internal approaches to cybersecurity issues. The company has software solutions that deliver identity and access management, data security, application security, network security and endpoint security. IBM’s software solutions include a security intelligence dashboard that can collect information on customer IT security events and provide detailed information to customers about potential threats and security posture. The company’s services businesses offer professional solutions for security from assessment to deployment. In addition, the company offers managed and outsourced security solutions from multiple security operations centers around the world. Finally, security is embedded in a multitude of IBM offerings through secure engineering processes and by critical functions (encryption, access control, etc.) in servers, storage, software, services and other solutions.

From an enterprise perspective, IBM has implemented a multi-faceted approach involving people, tools, and processes to identify and address cybersecurity risks. The company has established policies and procedures that provide the foundation by which IBM’s infrastructure and data are managed, which help protect IBM and client data. In addition, the company utilizes a combination of online education, Web articles and other awareness initiatives to enable its workforce to be knowledgeable about cybersecurity threats and their responsibilities to identify and mitigate these risks. IBM performs ongoing assessments regarding its technical controls and its methods for identifying emerging risks related to cybersecurity. The company uses a layered approach with overlapping controls to defend against cybersecurity attacks on networks, end-user devices, data centers and applications.

Employees and Related Workforce

				Yr.-to-Yr. Percent Change
For the year ended December 31:	2013	2012	2011	2013-12	2012-11
IBM/wholly owned subsidiaries	431,212	434,246	433,362	(0.7)%	0.2%
Less-than-wholly owned subsidiaries	9,018	8,009	7,523	12.6	6.5
Complementary	23,555	24,740	25,500	(4.8)	(3.0)

As a globally integrated enterprise, the company operates in more than 175 countries and is continuing to shift its business to the higher value segments of enterprise computing. The company continually assesses its resource needs with the objective of balancing its workforce globally to improve the company’s global reach and competitiveness.

The complementary workforce is an approximation of equivalent full-time employees hired under temporary, part-time and limited-term employment arrangements to meet specific business needs in a flexible and cost-effective manner.

GLOBAL FINANCING

Global Financing is a reportable segment that is measured as a stand-alone entity.

In 2013, the Global Financing business remained focused on its core competencies — providing IT financing to the company’s clients and business partners. For the year, Global Financing delivered external revenue of $2,022 million and total revenue of $4,304 million, and expanded gross and pre-tax margins. Total pre-tax income of $2,171 million increased 6.8 percent compared to 2012 and return on equity was 40.6 percent.

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

Results of Operations

($ in millions)

For the year ended December 31:	2013	2012	2011
External revenue	$2,022	$2,013	$2,102
Internal revenue	2,282	2,060	2,092
Total revenue	4,304	4,073	4,195
Cost	1,417	1,400	1,467
Gross profit	$2,888	$2,673	$2,728
Gross profit margin	67.1%	65.6%	65.0%
Pre-tax income	$2,171	$2,034	$2,011
After-tax income*	$1,456	$1,362	$1,338
Return on equity*	40.6%	41.0%	40.7%

* See page 75 for the details of the after-tax income and return on equity calculation.

Total revenue in 2013 increased $232 million versus 2012 as a result of:

•         An increase in internal revenue of 10.8 percent driven by an increase in used equipment sales revenue (up 20.0 percent to $1,871 million), partially offset by a decrease in financing revenue (down 17.9 percent to $411 million); and

•         An increase in external revenue of 0.4 percent (3 percent adjusted for currency) driven by an increase in financing revenue (up 1.4 percent to $1,493 million), partially offset by a decrease in used equipment sales revenue (down 2.3 percent to $528 million).

The decrease in internal financing revenue was primarily due to lower asset yields and a decrease in remarketing lease revenue. The increase in external financing revenue was due to a higher average asset balance, partially offset by lower asset yields and a decrease in remarketing lease revenue. Global Financing gross profit increased 8.0 percent compared to 2012 due to an increase in used equipment sales gross profit, partially offset by a decrease in financing gross profit. The gross profit margin increased 1.5 points due to an increase in the used equipment sales margin, partially offset by a shift in mix toward lower margin used equipment sales.

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

Global Financing gross profit in 2012 decreased 2.0 percent compared to 2011 due to a decrease in financing gross profit, partially offset by an increase in used equipment sales gross profit. The gross profit margin increased 0.6 points due to a higher financing margin, partially offset by a shift in mix toward lower margin used equipment sales and a lower used equipment sales margin.

Global Financing pre-tax income increased 6.8 percent in 2013 versus 2012, following an increase of 1.1 percent in 2012 versus 2011. The increase in 2013 was driven by the increase in gross profit ($215 million), partially offset by increases in financing receivables provisions ($60 million) and SG&A expenses ($20 million). The increase in 2012 was driven by decreases in SG&A expenses ($61 million) and financing receivables provisions ($16 million), partially offset by the decrease in gross profit ($55 million). The increase in financing receivable provisions in 2013 was due to higher specific reserve requirements, primarily in China. At December 31, 2013, the overall allowance for credit losses coverage rate was 1.2 percent, flat compared to the prior year.

The decrease in return on equity from 2012 to 2013 was driven by a higher average equity balance, and the increase in return on equity from 2011 to 2012 was driven by higher after-tax income.

Financial Condition

Balance Sheet

($ in millions)

At December 31:	2013	2012
Cash and cash equivalents	$1,446	$1,380
Net investment in sales-type and direct financing leases	9,739	10,008
Equipment under operating leases
External clients (a)	947	1,273
Internal clients (b)(c)	0	25
Client loans	14,297	13,121
Total client financing assets	24,982	24,428
Commercial financing receivables	8,541	7,755
Intercompany financing receivables (b)(c)	4,216	4,328
Other receivables	352	459
Other assets	601	533
Total assets	$40,138	$38,882
Intercompany payables (b)	$5,766	$6,802
Debt (d)	27,504	24,501
Other liabilities	3,043	4,084
Total liabilities	36,314	35,388
Total equity	3,825	3,494
Total liabilities and equity	$40,138	$38,882

(a)  Includes intercompany mark-up, priced on an arm’s-length basis, on products purchased from the company’s product divisions, which is eliminated in IBM’s consolidated results.

(b)  Entire amount eliminated for purposes of IBM’s consolidated results and therefore does not appear on page 80.

(c)  These assets, along with all other financing assets in this table, are leveraged at the value in the table using Global Financing debt.

(d)  Global Financing debt is comprised of intercompany loans and external debt. A portion of Global Financing debt is in support of the company’s internal business, or related to intercompany mark-up embedded in the Global Financing assets. See table on page 75.

Sources and Uses of Funds

The primary use of funds in Global Financing is to originate client and commercial financing assets. Client financing assets for end users consist primarily of IBM systems, software and services, but also include OEM equipment, software and services to meet IBM clients’ total solutions requirements. Client financing assets are primarily sales-type, direct financing and operating leases for systems products, as well as loans for systems, software and services with terms generally from one to seven years. Global Financing’s client loans are primarily for software and services and are unsecured. These loans are subjected to credit analysis to evaluate the associated risk and, when deemed necessary, actions are taken to mitigate risks in the loan agreements which include covenants to protect against credit deterioration during the life of the obligation. Client financing also includes internal activity as described on pages 33 and 34.

Commercial financing receivables arise primarily from inventory and accounts receivable financing for dealers and remarketers of IBM and OEM products. Payment terms for inventory financing and accounts receivable financing generally range from 30 to 90 days. These short-term receivables are primarily unsecured and are also subjected to additional credit analysis in order to evaluate the associated risk.

In addition to the actions previously described, in certain circumstances, the company may take mitigation actions to transfer credit risk to third parties.

At December 31, 2013, substantially all financing assets are IT related assets, and approximately 59 percent of the total external portfolio was with investment-grade clients with no direct exposure to consumers.

Originations

The following are total financing originations:

($ in millions)

For the year ended December 31:	2013	2012	2011
Client financing	$15,792	$16,277	$14,390
Commercial financing	41,027	36,944	35,282
Total	$56,819	$53,222	$49,673

In 2013, new financing originations exceeded cash collections for both client and commercial financing. This resulted in a net increase in total financing assets from December 31, 2012. The increase in originations in 2013 versus 2012 was due to improving volumes in commercial financing. The increase in originations in 2012 versus 2011 was due to improving volumes in both client and commercial financing. Internal loan financing with Global Services is executed under a loan facility and is not considered originations.

Cash generated by Global Financing in 2013 was deployed to pay intercompany payables and dividends to IBM as well as business partners and OEM suppliers.

Global Financing Receivables and Allowances

The following table presents external financing receivables excluding residual values, and the allowance for credit losses:

($ in millions)

At December 31:	2013	2012
Gross financing receivables	$32,319	$30,621
Specific allowance for credit losses	279	240
Unallocated allowance for credit losses	113	115
Total allowance for credit losses	392	355
Net financing receivables	$31,928	$30,266
Allowance for credit losses coverage	1.2%	1.2%

Roll Forward of Global Financing Receivables Allowance for Credit Losses

($ in millions)

	Allowance	Additions/		December 31,
January 1, 2013	Used*	(Reductions)	Other**	2013
$355	$(44)	$85	$(5)	$392

* Represents reserved receivables, net of recoveries, that were disposed of during the period.

** Primarily represents translation adjustments.

The percentage of Global Financing receivables reserved was 1.2 percent at December 31, 2013 and 2012. Specific reserves increased 16 percent from $240 million at December 31, 2012, to $279 million at December 31, 2013. Unallocated reserves decreased 2 percent from $115 million at December 31, 2012, to $113 million at December 31, 2013, primarily due to lower general reserve requirements.

Global Financing’s bad debt expense was an increase of $85 million for 2013, compared to an increase of $26 million for 2012. The year-to-year increase in bad debt expense was due to higher specific reserve requirements, primarily in China, in the current year.

Residual Value

Residual value is a risk unique to the financing business and management of this risk is dependent upon the ability to accurately project future equipment values at lease inception. Global Financing has insight into product plans and cycles for the IBM products under lease. Based upon this product information, Global Financing continually monitors projections of future equipment values and compares them with the residual values reflected in the portfolio. See note A, “Significant Accounting Policies,” on page 93 for the company’s accounting policy for residual values.

Global Financing optimizes the recovery of residual values by selling assets sourced from end of lease, leasing used equipment to new clients, or extending lease arrangements with current clients. Sales of equipment, which are primarily sourced from equipment returned at the end of a lease, represented 55.8 percent and 51.6 percent of Global Financing’s revenue in 2013 and 2012, respectively. The increase was due to a shift from operating leases to used equipment sales for internal transactions. The gross profit margins on these sales were 58.3 percent and 53.6 percent in 2013 and 2012, respectively. The increase in the gross profit margin was driven by a shift in mix toward higher margin internal equipment sales and a margin increase in internal equipment sales.

The table below presents the recorded amount of unguaranteed residual value for sales-type, direct financing and operating leases at December 31, 2012 and 2013. In addition, the table presents the residual value as a percentage of the related original amount financed and a run out of when the unguaranteed residual value assigned to equipment on leases at December 31, 2013 is expected to be returned to the company. In addition to the unguaranteed residual value, on a limited basis, Global Financing will obtain guarantees of the future value of the equipment to be returned at end of lease. While primarily focused on IBM products, guarantees are also obtained for certain OEM products. These third-party guarantees are included in minimum lease payments as provided for by accounting standards in the determination of lease classifications for the covered equipment and provide protection against risk of loss arising from declines in equipment values for these assets.

The residual value guarantee increases the minimum lease payments that are utilized in determining the classification of a lease as a sales-type lease, direct financing lease or operating lease. The aggregate asset values associated with the guarantees of sales-type leases were $479 million and $776 million for the financing transactions originated during the years ended December 31, 2013 and 2012, respectively. In 2013, the residual value guarantee program resulted in the company recognizing approximately $462 million of revenue that would otherwise have been recognized in future periods as operating lease revenue. If the company had chosen to not participate in a residual value guarantee program in 2013 and prior years, the 2013 impact would be substantially mitigated by the effect of prior year asset values being recognized as operating lease revenue in the current year. The aggregate asset values associated with the guarantees of direct financing leases were $218 million and $199 million for the financing transactions originated during the years ended December 31, 2013 and 2012, respectively. The associated aggregate guaranteed future values at the scheduled end of lease were $29 million and $53 million for the financing transactions originated during the years ended December 31, 2013 and 2012, respectively. The cost of guarantees was $3 million and $5 million for the years ended December 31, 2013 and 2012, respectively.

Unguaranteed Residual Value

($ in millions)

	Total		Estimated Run Out of 2013 Balance
						2017 and
At December 31:	2012	2013	2014	2015	2016	Beyond
Sales-type and direct financing leases	$794	$736	$142	$204	$243	$149
Operating leases	259	200	93	50	42	15
Total unguaranteed residual value	$1,053	$936	$235	$254	$285	$164
Related original amount financed	$18,744	$17,642
Percentage	5.6%	5.3%

Debt

At December 31:	2013	2012
Debt-to-equity ratio	7.2x	7.0x

The company funds Global Financing through borrowings using a debt-to-equity ratio target of approximately 7 to 1. The debt used to fund Global Financing assets is composed of intercompany loans and external debt. The terms of the intercompany loans are set by the company to substantially match the term and currency underlying the financing receivable and are based on arm’s-length pricing. Both assets and debt are presented in the Global Financing balance sheet on page 73.

Global Financing provides financing predominantly for the company’s external client assets, as well as for assets under contract by other IBM units. As previously stated, the company measures Global Financing as a stand-alone entity, and accordingly, interest expense relating to debt supporting Global Financing’s external client and internal business is included in the “Global Financing Results of Operations” on pages 72 and 73 and in note T, “Segment Information,” on pages 141 to 146.

In the company’s Consolidated Statement of Earnings on page 78, the external debt-related interest expense supporting Global Financing’s internal financing to the company is reclassified from cost of financing to interest expense.

The following table provides additional information on total company debt. In this table, intercompany activity includes internal loans and leases at arm’s-length pricing in support of Global Services’ long-term contracts and other internal activity. The company believes these assets should be appropriately leveraged in line with the overall Global Financing business model.

($ in millions)

	December 31, 2013		December 31, 2012
Global Financing Segment		$27,504		$24,501
Debt to support external clients	$24,471		$21,583
Debt to support internal clients	3,033		2,919
Non-Global Financing Segments		12,214		8,767
Debt supporting operations	15,247		11,686
Intercompany activity	(3,033)		(2,919)
Total company debt		$39,718		$33,269

Liquidity and Capital Resources

Global Financing is a segment of the company, and therefore is supported by the company’s overall liquidity position and access to capital markets. Cash generated by Global Financing was deployed to pay dividends to the company in order to maintain an appropriate debt-to-equity ratio.

Return on Equity

($ in millions)

At December 31:	2013	2012
Numerator
Global Financing after-tax income (a)*	$1,456	$1,362
Denominator
Average Global Financing equity (b)**	$3,585	$3,322
Global Financing return on equity (a) /(b)	40.6%	41.0%

*                 Calculated based upon an estimated tax rate principally based on Global Financing’s geographic mix of earnings as IBM’s provision for income taxes is determined on a consolidated basis.

**          Average of the ending equity for Global Financing for the last five quarters.

Looking Forward

Global Financing’s financial position provides flexibility and funding capacity which enables the company to be well positioned in the current environment. Global Financing’s assets and new financing volumes are IBM and OEM products and services financed to the company’s clients and business partners, and substantially all financing assets are IT related assets which provide a stable base of business for future growth. Global Financing’s offerings are competitive and available to clients as a result of the company’s borrowing cost and access to the capital markets. Overall, Global Financing’s originations will be dependent upon the demand for IT products and services as well as client participation rates.

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

As discussed on page 74, Global Financing has historically been able to manage residual value risk both through insight into the company’s product cycles, as well as through its remarketing business.

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

Management conducted an evaluation of the effectiveness of internal control over financial reporting based on the criteria established in Internal Control—Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this evaluation, management concluded that the company’s internal control over financial reporting was effective as of December 31, 2013.

/s/ Virginia M. Rometty
Virginia M. Rometty
Chairman, President and Chief Executive Officer
February 25, 2014

/s/ Martin J. Schroeter
Martin J. Schroeter
Senior Vice President and Chief Financial Officer,
Finance and Enterprise Transformation
February 25, 2014

Report of Independent Registered Public Accounting Firm

International Business Machines Corporation and Subsidiary Companies

To the Stockholders and Board of Directors of International Business Machines Corporation:

In our opinion, the accompanying Consolidated Financial Statements appearing on pages 78 through 146 present fairly, in all material respects, the financial position of International Business Machines Corporation and its subsidiaries at December 31, 2013 and 2012 and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2013 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2013, based on criteria established in Internal Control—Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting appearing on page 76. Our responsibility is to express opinions on these financial statements and on the Company’s internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

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

/s/ PricewaterhouseCoopers LLP
PricewaterhouseCoopers LLP
New York, New York
February 25, 2014

Consolidated Statement of Earnings

International Business Machines Corporation and Subsidiary Companies

($ in millions except per share amounts)

For the year ended December 31:	Notes	2013	2012	2011
Revenue
Services		$57,655	$59,453	$60,721
Sales		40,049	43,014	44,063
Financing		2,047	2,040	2,132
Total revenue		99,751	104,507	106,916
Cost
Services		37,564	39,166	40,740
Sales		12,572	13,956	14,973
Financing		1,110	1,087	1,065
Total cost		51,246	54,209	56,778
Gross profit		48,505	50,298	50,138
Expense and other income
Selling, general and administrative		23,502	23,553	23,594
Research, development and engineering	O	6,226	6,302	6,258
Intellectual property and custom development income		(822)	(1,074)	(1,108)
Other (income) and expense		(327)	(843)	(20)
Interest expense	D&J	402	459	411
Total expense and other (income)		28,981	28,396	29,135
Income before income taxes		19,524	21,902	21,003
Provision for income taxes	N	3,041	5,298	5,148
Net income		$16,483	$16,604	$15,855
Earnings per share of common stock
Assuming dilution	P	$14.94	$14.37	$13.06
Basic	P	$15.06	$14.53	$13.25
Weighted-average number of common shares outstanding
Assuming dilution		1,103,042,156	1,155,449,317	1,213,767,985
Basic		1,094,486,604	1,142,508,521	1,196,951,006

Amounts may not add due to rounding.

The accompanying notes on pages 84 through 146 are an integral part of the financial statements.

Consolidated Statement of Comprehensive Income

International Business Machines Corporation and Subsidiary Companies

($ in millions)

For the year ended December 31:	Notes	2013	2012	2011
Net income		$16,483	$16,604	$15,855
Other comprehensive income/(loss), before tax
Foreign currency translation adjustments	L	(1,335)	(44)	(693)
Net changes related to available-for-sale securities	L
Unrealized gains/(losses) arising during the period		(4)	8	(14)
Reclassification of (gains)/losses to net income		(8)	(42)	(231)
Subsequent changes in previously impaired securities arising during the period		4	20	4
Total net changes related to available-for-sale securities		(8)	(14)	(241)
Unrealized gains/(losses) on cash flow hedges	L
Unrealized gains/(losses) arising during the period		43	32	(266)
Reclassification of (gains)/losses to net income		(166)	(253)	511
Total unrealized gains/(losses) on cash flow hedges		(123)	(220)	245
Retirement-related benefit plans	L
Prior service costs/(credits)		16	—	(28)
Net (losses)/gains arising during the period		5,369	(7,489)	(5,463)
Curtailments and settlements		(3)	(2)	11
Amortization of prior service (credits)/cost		(114)	(148)	(157)
Amortization of net (gains)/losses		3,499	2,457	1,847
Total retirement-related benefit plans		8,767	(5,182)	(3,790)
Other comprehensive income/(loss), before tax	L	7,301	(5,460)	(4,479)
Income tax (expense)/benefit related to items of other comprehensive income	L	(3,144)	1,587	1,339
Other comprehensive income/(loss)	L	4,157	(3,874)	(3,142)
Total comprehensive income		$20,641	$12,731	$12,713

Amounts may not add due to rounding.

The accompanying notes on pages 84 through 146 are an integral part of the financial statements.

Consolidated Statement of Financial Position

International Business Machines Corporation and Subsidiary Companies

($ in millions except per share amounts)

At December 31:	Notes	2013	2012
Assets
Current assets
Cash and cash equivalents		$10,716	$10,412
Marketable securities	D	350	717
Notes and accounts receivable—trade (net of allowances of $291 in 2013 and $255 in 2012)		10,465	10,667
Short-term financing receivables (net of allowances of $308 in 2013 and $288 in 2012)	F	19,787	18,038
Other accounts receivable (net of allowances of $36 in 2013 and $17 in 2012)		1,584	1,873
Inventories	E	2,310	2,287
Deferred taxes	N	1,651	1,415
Prepaid expenses and other current assets		4,488	4,024
Total current assets		51,350	49,433
Property, plant and equipment	G	40,475	40,501
Less: Accumulated depreciation	G	26,654	26,505
Property, plant and equipment—net	G	13,821	13,996
Long-term financing receivables (net of allowances of $80 in 2013 and $66 in 2012)	F	12,755	12,812
Prepaid pension assets	S	5,551	945
Deferred taxes	N	3,051	3,973
Goodwill	I	31,184	29,247
Intangible assets—net	I	3,871	3,787
Investments and sundry assets	H	4,639	5,021
Total assets		$126,223	$119,213
Liabilities and equity
Current liabilities
Taxes	N	$4,633	$4,948
Short-term debt	D&J	6,862	9,181
Accounts payable		7,461	7,952
Compensation and benefits		3,893	4,745
Deferred income		12,557	11,952
Other accrued expenses and liabilities		4,748	4,847
Total current liabilities		40,154	43,625
Long-term debt	D&J	32,856	24,088
Retirement and nonpension postretirement benefit obligations	S	16,242	20,418
Deferred income		4,108	4,491
Other liabilities	K	9,934	7,607
Total liabilities		103,294	100,229
Contingencies and commitments	M
Equity	L
IBM stockholders’ equity
Common stock, par value $.20 per share, and additional paid-in capital		51,594	50,110
Shares authorized: 4,687,500,000
Shares issued (2013—2,207,522,548; 2012—2,197,561,159)
Retained earnings		130,042	117,641
Treasury stock, at cost (shares: 2013—1,153,131,611; 2012—1,080,193,483)		(137,242)	(123,131)
Accumulated other comprehensive income/(loss)		(21,602)	(25,759)
Total IBM stockholders’ equity		22,792	18,860
Noncontrolling interests	A	137	124
Total equity		22,929	18,984
Total liabilities and equity		$126,223	$119,213

Amounts may not add due to rounding.

The accompanying notes on pages 84 through 146 are an integral part of the financial statements.

Consolidated Statement of Cash Flows

International Business Machines Corporation and Subsidiary Companies

($ in millions)

For the year ended December 31:	2013	2012	2011
Cash flows from operating activities
Net income	$16,483	$16,604	$15,855
Adjustments to reconcile net income to cash provided by operating activities
Depreciation	3,327	3,392	3,589
Amortization of intangibles	1,351	1,284	1,226
Stock-based compensation	614	688	697
Deferred taxes	(1,610)	797	1,212
Net (gain)/loss on asset sales and other	(236)	(729)	(342)
Change in operating assets and liabilities, net of acquisitions/divestitures
Receivables (including financing receivables)	(1,407)	(2,230)	(1,279)
Retirement related	294	(1,008)	(1,371)
Inventories	(57)	280	(163)
Other assets/other liabilities	(747)	733	(28)
Accounts payable	(529)	(224)	451
Net cash provided by operating activities	17,485	19,586	19,846
Cash flows from investing activities
Payments for property, plant and equipment	(3,623)	(4,082)	(4,108)
Proceeds from disposition of property, plant and equipment	372	410	608
Investment in software	(517)	(635)	(559)
Purchases of marketable securities and other investments	(4,608)	(4,109)	(1,594)
Proceeds from disposition of marketable securities and other investments	4,873	3,142	3,345
Non-operating finance receivables—net	(1,063)	(608)	(291)
Acquisition of businesses, net of cash acquired	(3,056)	(3,722)	(1,811)
Divestiture of businesses, net of cash transferred	297	599	14
Net cash used in investing activities	(7,326)	(9,004)	(4,396)
Cash flows from financing activities
Proceeds from new debt	16,353	12,242	9,996
Payments to settle debt	(10,013)	(9,549)	(8,947)
Short-term borrowings/(repayments) less than 90 days—net	621	(441)	1,321
Common stock repurchases	(13,859)	(11,995)	(15,046)
Common stock transactions—other	1,074	1,540	2,453
Cash dividends paid	(4,058)	(3,773)	(3,473)
Net cash used in financing activities	(9,883)	(11,976)	(13,696)
Effect of exchange rate changes on cash and cash equivalents	28	(116)	(493)
Net change in cash and cash equivalents	304	(1,511)	1,262
Cash and cash equivalents at January 1	10,412	11,922	10,661
Cash and cash equivalents at December 31	$10,716	$10,412	$11,922
Supplemental data
Income taxes paid—net of refunds received	$4,024	$3,169	$4,168
Interest paid on debt	$982	$1,009	$956
Capital lease obligations	$14	$10	$39

Amounts may not add due to rounding.

The accompanying notes on pages 84 through 146 are an integral part of the financial statements.

Consolidated Statement of Changes in Equity

International Business Machines Corporation and Subsidiary Companies

($ in millions)

	Common			Accumulated
	Stock and			Other	Total IBM	Non-
	Additional	Retained	Treasury	Comprehensive	Stockholders’	Controlling	Total
	Paid-In Capital	Earnings	Stock	Income/(Loss)	Equity	Interests	Equity
2011
Equity, January 1, 2011	$45,418	$92,532	$(96,161)	$(18,743)	$23,046	$126	$23,172
Net income plus other comprehensive income/(loss)
Net income		15,855			15,855		15,855
Other comprehensive income/(loss)				(3,142)	(3,142)		(3,142)
Total comprehensive income/(loss)					$12,713		$12,713
Cash dividends paid—common stock		(3,473)			(3,473)		(3,473)
Common stock issued under employee plans (20,669,785 shares)	2,394				2,394		2,394
Purchases (1,717,246 shares) and sales (4,920,198 shares) of treasury stock under employee plans—net		(56)	231		175		175
Other treasury shares purchased, not retired (88,683,716 shares)			(15,034)		(15,034)		(15,034)
Changes in other equity	317				317		317
Changes in noncontrolling interests						(29)	(29)
Equity, December 31, 2011	$48,129	$104,857	$(110,963)	$(21,885)	$20,138	$97	$20,236

Amounts may not add due to rounding.

The accompanying notes on pages 84 through 146 are an integral part of the financial statements.

($ in millions)

	Common			Accumulated
	Stock and			Other	Total IBM	Non-
	Additional	Retained	Treasury	Comprehensive	Stockholders’	Controlling	Total
	Paid-In Capital	Earnings	Stock	Income/(Loss)	Equity	Interests	Equity
2012
Equity, January 1, 2012	$48,129	$104,857	$(110,963)	$(21,885)	$20,138	$97	$20,236
Net income plus other comprehensive income/(loss)
Net income		16,604			16,604		16,604
Other comprehensive income/(loss)				(3,874)	(3,874)		(3,874)
Total comprehensive income/(loss)					$12,731		$12,731
Cash dividends paid—common stock		(3,773)			(3,773)		(3,773)
Common stock issued under employee plans (15,091,320 shares)	1,532				1,532		1,532
Purchases (2,406,007 shares) and sales (2,746,169 shares) of treasury stock under employee plans—net		(48)	(160)		(208)		(208)
Other treasury shares purchased, not retired (61,246,371 shares)			(12,008)		(12,008)		(12,008)
Changes in other equity	448				448		448
Changes in noncontrolling interests						27	27
Equity, December 31, 2012	$50,110	$117,641	$(123,131)	$(25,759)	$18,860	$124	$18,984

Amounts may not add due to rounding.

The accompanying notes on pages 84 through 146 are an integral part of the financial statements.

Consolidated Statement of Changes in Equity

International Business Machines Corporation and Subsidiary Companies

($ in millions)

	Common			Accumulated
	Stock and			Other	Total IBM	Non-
	Additional	Retained	Treasury	Comprehensive	Stockholders’	Controlling	Total
	Paid-In Capital	Earnings	Stock	Income/(Loss)	Equity	Interests	Equity
2013
Equity, January 1, 2013	$50,110	$117,641	$(123,131)	$(25,759)	$18,860	$124	$18,984
Net income plus other comprehensive income/(loss)
Net income		16,483			16,483		16,483
Other comprehensive income/(loss)				4,157	4,157		4,157
Total comprehensive income/(loss)					$20,641		$20,641
Cash dividends paid—common stock		(4,058)			(4,058)		(4,058)
Common stock issued under employee plans (9,961,389 shares)	1,216				1,216		1,216
Purchases (1,666,069 shares) and sales (1,849,883 shares) of treasury stock under employee plans—net		(25)	(117)		(142)		(142)
Other treasury shares purchased, not retired (73,121,942 shares)			(13,993)		(13,993)		(13,993)
Changes in other equity	268				268		268
Changes in noncontrolling interests						13	13
Equity, December 31, 2013	$51,594	$130,042	$(137,242)	$(21,602)	$22,792	$137	$22,929

Amounts may not add due to rounding.

The accompanying notes on pages 84 through 146 are an integral part of the financial statements.

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

Noncontrolling interest amounts in income of $7 million, $11 million and $6 million, net of tax, for the years ended December 31, 2013, 2012 and 2011, respectively, are included in the Consolidated Statement of Earnings within the other (income) and expense line item.

Principles of Consolidation

The Consolidated Financial Statements include the accounts of IBM and its controlled subsidiaries, which are generally majority owned. Any noncontrolling interest in the equity of a subsidiary is reported in Equity in the Consolidated Statement of Financial Position. Net income and losses attributable to the noncontrolling interest is reported as described above in the Consolidated Statement of Earnings. The accounts of variable interest entities (VIEs) are included in the Consolidated Financial Statements, if required. Investments in business entities in which the company does not have control, but has the ability to exercise significant influence over operating and financial policies, are accounted for using the equity method and the company’s proportionate share of income or loss is recorded in other (income) and expense. The accounting policy for other investments in equity securities is on page 92 within “Marketable Securities.” Equity investments in non-publicly traded entities are primarily accounted for using the cost method. All intercompany transactions and accounts have been eliminated in consolidation.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts of assets, liabilities, revenue, costs, expenses and other comprehensive income/(loss) (OCI) that are reported in the Consolidated Financial Statements and accompanying disclosures. These estimates are based on management’s best knowledge of current events, historical experience, actions that the company may undertake in the future and on various other assumptions that are believed to be reasonable under the circumstances. As a result, actual results may be different from these estimates. See “Critical Accounting Estimates” on pages 67 to 70 for a discussion of the company’s critical accounting estimates.

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

In some services contracts, the company bills the client prior to recognizing revenue from performing the services. Deferred income of $7,153 million and $7,281 million at December 31, 2013 and 2012, respectively, is included in the Consolidated Statement of Financial Position. In other services contracts, the company performs the services prior to billing the client. Unbilled accounts receivable of $2,053 million and $1,998 million at December 31, 2013 and 2012, respectively, is included in notes and accounts receivable-trade in the Consolidated Statement of Financial Position.

Billings usually occur in the month after the company performs the services or in accordance with specific contractual provisions. Unbilled receivables are expected to be billed within four months.

Notes to Consolidated Financial Statements

International Business Machines Corporation and Subsidiary Companies

Hardware

The company’s hardware offerings include the sale or lease of system servers, storage solutions and the sale of semiconductors. The company also offers installation services for its more complex hardware products.

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

Deferred services transition and setup costs were $2,402 million and $2,424 million at December 31, 2013 and 2012, respectively. Amortization of deferred services transition and setup costs was estimated at December 31, 2013 to be $812 million in 2014, $612 million in 2015, $400 million in 2016, $247 million in 2017 and $332 million thereafter.

Deferred amounts paid to clients in excess of the fair value of acquired assets used in outsourcing arrangements were $89 million and $51 million at December 31, 2013 and 2012, respectively. Amortization of deferred amounts paid to clients in excess of the fair value of acquired assets is recorded as an offset of revenue and was estimated at December 31, 2013 to be $27 million in 2014, $27 million in 2015, $8 million in 2016, $5 million in 2017 and $22 million thereafter. In situations in which an outsourcing contract is terminated, the terms of the contract may require the client to reimburse the company for the recovery of unbilled accounts receivable, unamortized deferred costs incurred to purchase specific assets utilized in the delivery of services and to pay any additional costs incurred by the company to transition the services.

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

The company capitalizes certain costs that are incurred to purchase or to create and implement internal-use software programs, including software coding, installation, testing and certain data conversions. These capitalized costs are amortized on a straight-line basis over periods ranging up to two years and are recorded in selling, general and administrative expense.

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

Revenue from separately priced extended warranty contracts is initially recorded as deferred income and subsequently recognized on a straight-line basis over the delivery period. Changes in deferred income for extended warranty contracts, and in the warranty liability for standard warranties, which are included in other accrued expenses and liabilities and other liabilities in the Consolidated Statement of Financial Position, are presented in the following tables:

Standard Warranty Liability

($ in millions)

	2013	2012
Balance at January 1	$394	$407
Current period accruals	346	394
Accrual adjustments to reflect actual experience	22	(15)
Charges incurred	(387)	(392)
Balance at December 31	$376	$394

Extended Warranty Liability (Deferred Income)

($ in millions)

	2013	2012
Balance at January 1	$606	$636
Revenue deferred for new extended warranty contracts	305	268
Amortization of deferred revenue	(324)	(301)
Other*	(8)	4
Balance at December 31	$579	$606
Current portion	$284	$289
Noncurrent portion	295	317
Balance at December 31	$579	$606

* Other consists primarily of foreign currency translation adjustments.

Notes to Consolidated Financial Statements

International Business Machines Corporation and Subsidiary Companies

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

Advertising and Promotional Expense

The company expenses advertising and promotional costs as incurred. Cooperative advertising reimbursements from vendors are recorded net of advertising and promotional expense in the period in which the related advertising and promotional expense is incurred. Advertising and promotional expense, which includes media, agency and promotional expense, was $1,294 million, $1,339 million and $1,373 million in 2013, 2012 and 2011, respectively, and is recorded in SG&A expense in the Consolidated Statement of Earnings.

Research, Development and Engineering

Research, development and engineering (RD&E) costs are expensed as incurred. Software costs that are incurred to produce the finished product after technological feasibility has been established are capitalized as an intangible asset. See “Software Costs” on page 87.

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

Impairment

Long-lived assets, other than goodwill and indefinite-lived intangible assets, are tested for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. The impairment test is based on undiscounted cash flows and, if impaired, the asset is written down to fair value based on either discounted cash flows or appraised values. Goodwill and indefinite-lived intangible assets are tested annually, in the fourth quarter, for impairment and whenever changes in circumstances indicate an impairment may exist. Goodwill is tested at the reporting unit level which is the operating segment, or a business, which is one level below that operating segment (the “component” level) if discrete financial information is prepared and regularly reviewed by management at the segment level. Components are aggregated as a single reporting unit if they have similar economic characteristics.

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

Notes to Consolidated Financial Statements

International Business Machines Corporation and Subsidiary Companies

Capitalized software costs incurred or acquired after technological feasibility has been established are amortized over periods ranging up to 3 years. Capitalized costs for internal-use software are amortized on a straight-line basis over periods ranging up to 2 years. Other intangible assets are amortized over periods between 1 and 7 years.

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

Net periodic pension and nonpension postretirement benefit cost/(income) is recorded in the Consolidated Statement of Earnings and includes service cost, interest cost, expected return on plan assets, amortization of prior service costs/(credits) and (gains)/ losses previously recognized as a component of OCI and amortization of the net transition asset remaining in accumulated other comprehensive income/(loss) (AOCI). Service cost represents the actuarial present value of participant benefits earned in the current year. Interest cost represents the time value of money cost associated with the passage of time. Certain events, such as changes in the employee base, plan amendments and changes in actuarial assumptions, result in a change in the benefit obligation and the corresponding change in OCI. The result of these events is amortized as a component of net periodic cost/(income) over the service lives or life expectancy of the participants, depending on the plan, provided such amounts exceed thresholds which are based upon the benefit obligation or the value of plan assets. Net periodic cost/(income) is recorded in Cost, SG&A and RD&E in the Consolidated Statement of Earnings based on the employees’ respective functions.

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

Changes in the fair value of a derivative that is designated as a fair value hedge, along with offsetting changes in the fair value of the underlying hedged exposure, are recorded in earnings each period. For hedges of interest rate risk, the fair value adjustments are recorded as adjustments to interest expense and cost of financing in the Consolidated Statement of Earnings. For hedges of currency risk associated with recorded financial assets or liabilities, derivative fair value adjustments are recognized in other (income) and expense in the Consolidated Statement of Earnings. Changes in the fair value of a derivative that is designated as a cash flow hedge are recorded, net of applicable taxes, in OCI, in the Consolidated Statement of Comprehensive Income. When net income is affected by the variability of the underlying cash flow, the applicable offsetting amount of the gain or loss from the derivative that is deferred in AOCI is released to net income and reported in interest expense, Cost, SG&A expense or other (income) and expense in the Consolidated Statement of Earnings based on the nature of the underlying cash flow hedged. Effectiveness for net investment hedging derivatives is measured on a spot-to-spot basis. The effective portion of changes in the fair value of net investment hedging derivatives and other non-derivative financial instruments designated as net investment hedges are recorded as foreign currency translation adjustments in OCI. Changes in the fair value of the portion of a net investment hedging derivative excluded from the effectiveness assessment are recorded in interest expense. If the underlying hedged item in a fair value hedge ceases to exist, all changes in the fair value of the derivative are included in net income each period until the instrument matures. When the derivative transaction ceases to exist, a hedged asset or liability is no longer adjusted for changes in its fair value except as required under other relevant accounting standards. Derivatives that are not designated as hedges, as well as changes in the fair value of derivatives that do not effectively offset changes in the fair value of the underlying hedged item throughout the designated hedge period (collectively, “ineffectiveness”), are recorded in net income for each period and are reported in other (income) and expense. When a cash flow hedging relationship is discontinued, the net gain or loss in AOCI must generally remain in AOCI until the item that was hedged affects earnings. However, when it is probable that a forecasted transaction will not occur by the end of the originally specified time period or within an additional two-month period thereafter, the net gain or loss in AOCI must be reclassified into earnings immediately. The company reports cash flows arising from derivative financial instruments designated as fair value or cash flow hedges consistent with the classification of cash flows from the underlying hedged items that these derivatives are hedging. Accordingly, the cash flows associated with derivatives designated as fair value or cash flow hedges are classified in cash flows from operating activities in the Consolidated Statement of Cash Flows. Cash flows from derivatives designated as net investment hedges and derivatives that do not qualify as hedges are reported in cash flows from investing activities. For currency swaps designated as hedges of foreign currency denominated debt (included in the company’s debt risk management program as addressed in note D, “Financial Instruments,” on pages 102 through 106), cash flows directly associated with the settlement of the principal element of these swaps are reported in payments to settle debt in cash flows from financing activities in the Consolidated Statement of Cash Flows.

Financial Instruments

In determining the fair value of its financial instruments, the company uses a variety of methods and assumptions that are based on market conditions and risks existing at each balance sheet date. See note D, “Financial Instruments,” on pages 100 to 102 for further information. All methods of assessing fair value result in a general approximation of value, and such value may never actually be realized.

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

In determining whether an other-than-temporary decline in market value has occurred, the company considers the duration that, and extent to which, the fair value of the investment is below its cost, the financial condition and near-term prospects of the issuer or underlying collateral of a security; and the company’s intent and ability to retain the security in order to allow for an anticipated recovery in fair value. Other-than-temporary declines in fair value from amortized cost for available-for-sale equity and debt securities that the company intends to sell or would more likely than not be required to sell before the expected recovery of the amortized cost basis are charged to other (income) and expense in the period in which the loss occurs. For debt securities that the company has no intent to sell and believes that it more likely than not will not be required to sell prior to recovery, only the credit loss component of the impairment is recognized in other (income) and expense, while the remaining loss is recognized in OCI. The credit loss component recognized in other (income) and expense is identified as the amount of the principal cash flows not expected to be received over the remaining term of the debt security as projected using the company’s cash flow projections.

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

Other Credit-Related Policies

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

Notes to Consolidated Financial Statements

International Business Machines Corporation and Subsidiary Companies

NOTE B.

ACCOUNTING CHANGES

New Standards to be Implemented

In July 2013, the Financial Accounting Standards Board (FASB) issued guidance regarding the presentation of an unrecognized tax benefit when a net operating loss carryforward, a similar tax loss, or a tax credit carryforward exists. Under certain circumstances, unrecognized tax benefits should be presented in the financial statements as a reduction to a deferred tax asset for a net operating loss carryforward, a similar tax loss, or a tax credit carryforward. The guidance was a change in financial statement presentation only and has no material impact in the consolidated financial results. The guidance was effective January 1, 2014, and the company will adopt it on a prospective basis.

In March 2013, the FASB issued guidance on when foreign currency translation adjustments should be released to net income. When a parent entity ceases to have a controlling financial interest in a subsidiary or group of assets that is a business within a foreign entity, the parent is required to release any related cumulative translation adjustment into net income. Accordingly, the cumulative translation adjustment should be released into net income only if the sale or transfer results in the complete or substantially complete liquidation of the foreign entity in which the subsidiary or group of assets had resided. The guidance was effective January 1, 2014 on a prospective basis. It is not expected to have a material impact in the consolidated financial results.

In February 2013, the FASB issued guidance for the recognition, measurement and disclosure of obligations resulting from joint and several liability arrangements for which the total amount of the obligation within the scope of the guidance is fixed at the reporting date. Examples include debt arrangements, other contractual obligations and settled litigation matters. The guidance requires an entity to measure such obligations as the sum of the amount that the reporting entity agreed to pay on the basis of its arrangement among its co-obligors plus additional amounts the reporting entity expects to pay on behalf of its co-obligors. The guidance was effective January 1, 2014 and is not expected to have a material impact in the consolidated financial results.

Standards Implemented

In July 2013, the FASB issued guidance allowing the use of the Fed Funds Effective Swap Rate (or Overnight Index Swap Rate) as a benchmark interest rate for hedge accounting purposes in addition to interest rates on direct Treasury obligations of the United States government and the LIBOR. In addition, the guidance removes the restriction on using different benchmark rates for similar hedges. The guidance became effective on a prospective basis for qualifying new or re-designated hedging relationships entered into on or after July 1 7, 2013. The company has not utilized the Fed Funds Effective Swap Rate on any financial instrument transactions through December 31, 2013.

In February 2013, the FASB issued additional guidance regarding reclassifications out of AOCI. The guidance requires entities to report the effect of significant reclassifications out of AOCI on the respective line items in net income unless the amounts are not reclassified in their entirety to net income. For amounts that are not required to be reclassified in their entirety to net income in the same reporting period, entities are required to cross-reference other disclosures that provide additional detail about those amounts. For the company, the new guidance was effective on a prospective basis for all interim and annual periods beginning January 1, 2013 with early adoption permitted. The company adopted the guidance in its December 31, 2012 financial statements. There was no impact in the consolidated financial results as the guidance related only to additional disclosures.

In July 2012, the FASB issued amended guidance that simplifies how entities test indefinite-lived intangible assets other than goodwill for impairment. After an assessment of certain qualitative factors, if it is determined to be more likely than not that an indefinite-lived intangible asset is impaired, entities must perform the quantitative impairment test. Otherwise, the quantitative test is optional. The amended guidance was effective for annual and interim impairment tests performed for fiscal years beginning after September 15, 2012, with early adoption permitted. The company adopted this guidance for its 2012 impairment testing of indefinite-lived intangible assets performed in the fourth quarter. There was no impact in the consolidated financial results.

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

In June 2011, the FASB issued amended disclosure requirements for the presentation of OCI and AOCI. OCI is comprised of costs, expenses, gains and losses that are included in comprehensive income but excluded from net income, and AOCI comprises the aggregated balances of OCI in equity. The amended guidance eliminated the option to present period changes in OCI as part of the Statement of Changes in Equity. Under the amended guidance, all period changes in OCI are to be presented either in a single continuous statement of comprehensive income, or in two separate, but consecutive financial statements. Only summary totals are to be included in the AOCI section of the Statement of Changes in Equity. These changes were effective January 1, 2012 with early adoption permitted. The company adopted the two statement approach effective with its full year 2011 financial statements. There was no impact in the consolidated financial results as the amendments related only to changes in financial statement presentation.

In April 2011, the FASB issued new and clarifying guidance and to help creditors in determining whether a creditor has granted a concession, and whether a debtor is experiencing financial difficulties for purposes of determining whether a restructuring constitutes a troubled debt restructuring. The new guidance became effective July 1, 2011 applied retrospectively to January 1, 2011. Prospective application was required for any new impairments identified as a result of this guidance. These changes did not have a material impact in the consolidated financial results.

In December 2010, the FASB issued amended guidance to clarify the acquisition date that should be used for reporting pro-forma financial information for business combinations. If comparative financial statements are presented, the pro-forma revenue and earnings of the combined entity for the comparable prior reporting period should be reported as though the acquisition date for all business combinations that occurred during the current year had been completed as of the beginning of the comparable prior annual reporting period. The amendments in this guidance were effective on a prospective basis for business combinations for which the acquisition date was on or after January 1, 2011. There was no impact in the consolidated financial results as the amendments related only to additional disclosures.

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

2013

In 2013, the company completed 10 acquisitions at an aggregate cost of $3,219 million.

SoftLayer Technologies, Inc. (SoftLayer)—On July 3, 2013, the company completed the acquisition of 100 percent of the privately held company, SoftLayer, a cloud computing infrastructure provider based in Dallas, Texas for cash consideration of $1,977 million. Soft-Layer joins the company’s new cloud services division, which combines SoftLayer with IBM SmartCloud into a global platform. The new division provides a broad range of choices to the company’s clients, ISVs and channel and technology partners. Goodwill of $1,285 million has been assigned to the Global Technology Services ($1,246 million) and Software ($39 million) segments. It is expected that none of the goodwill will be deductible for tax purposes. The overall weighted-average useful life of the identified intangible assets acquired is 7.0 years.

Other Acquisitions—The Software segment completed acquisitions of eight privately held companies: in the first quarter, StoredIQ Inc. (StoredIQ) and Star Analytics, Inc. (Star Analytics); in the second quarter, UrbanCode Inc. (UrbanCode); and in the third quarter, Trust-eer, Ltd. (Trusteer) and Daeja Image Systems, Ltd. (Daeja); and in the fourth quarter, Xtify, Inc. (Xtify), The Now Factory and Fiberlink Communications (Fiberlink). Systems and Technology (STG) completed one acquisition: in the third quarter, CSL International (CSL), a privately held company. All acquisitions were for 100 percent of the acquired companies.

Notes to Consolidated Financial Statements

International Business Machines Corporation and Subsidiary Companies

The following table reflects the purchase price related to these acquisitions and the resulting purchase price allocations as of December 31, 2013. 2013 Acquisitions

($ in millions)

	Amortization		Other
	Life (in Years)	SoftLayer	Acquisitions
Current assets		$80	$97
Fixed assets/noncurrent assets		300	41
Intangible assets
Goodwill	N/A	1,285	961
Completed technology	5—7	290	181
Client relationships	6—7	245	97
In-process R&D	N/A	2	—
Patents/trademarks	2—7	75	32
Total assets acquired		2,277	1,408
Current liabilities		(56)	(61)
Noncurrent liabilities		(244)	(105)
Total liabilities assumed		(300)	(166)
Total purchase price		$1,977	$1,242

N/A—Not applicable

In addition to SoftLayer, each acquisition further complemented and enhanced the company’s portfolio of product and services offerings. The acquisition of StoredIQ advances the company’s efforts to help clients derive value from big data. The combination of the company’s and Star Analytics’ software will advance the company’s business analytics initiatives. UrbanCode automates the delivery of software, helping businesses quickly release and update mobile, social, big data and cloud applications. CSL deepens the consolidation cloud capabilities by offering simplified management of the virtualization environment. Trusteer extends the company’s data security capabilities further into the cloud, mobile and endpoint security space. Daeja delivers software that helps employees across all industries, especially data intensive ones such as banking, insurance and healthcare, get faster access to critical business information, and complements the company’s big data capabilities. Xtify is a leading provider of cloud-based mobile messaging tools that help organizations improve mobile sales, drive in-store traffic and engage customers with personalized offers. The Now Factory is a provider of analytics software that helps communications service providers (CSPs) deliver better customer experiences and drive new revenue opportunities. Fiberlink is a mobile management and security company, that supports the company’s expanding vision for enterprise mobility management, which encompasses secure transactions between businesses, partners, and customers.

For the “Other Acquisitions,” the overall weighted-average life of the identified amortizable intangible assets acquired is 6.6 years. These identified intangible assets will be amortized on a straight-line basis over their useful lives. Goodwill of $961 million has been assigned to the Software ($948 million) and Systems and Technology ($13 million) segments. It is expected that approximately 2 percent of the goodwill will be deductible for tax purposes.

On January 17, 2014, the company completed the acquisition of Aspera, Inc. (Aspera), a privately held company based in Emeryville, CA. Aspera’s technology helps companies securely speed the movement of massive data files around the world. At the date of issuance of the financial statements, the initial purchase accounting was not complete for this acquisition.

On February 24, 2014, the company announced that it had signed a definitive agreement to acquire Boston, MA-based Cloudant, Inc., (Cloudant) a privately held database-as-a-service (DBaaS) provider that enables developers to easily and quickly create next generation mobile and web apps. Cloudant will extend the company’s big data and analytics, cloud, and mobile offerings by further helping clients take advantage of these key growth initiatives. The acquisition is expected to close in the first quarter of 2014.

2012

In 2012, the company completed 11 acquisitions at an aggregate cost of $3,964 million.

Kenexa Corporation (Kenexa)—On December 3, 2012, the company completed the acquisition of 100 percent of Kenexa, a publicly held company, for cash consideration of $1,351 million. Kenexa, a leading provider of recruiting and talent management solutions, brings a unique combination of cloud-based technology and consulting services that integrates both people and processes, providing solutions to engage a smarter, more effective workforce across their most critical businesses functions. Goodwill of $1,014 million was assigned to the Software ($771 million) and Global Technology Services (GTS) ($243 million) segments. As of the acquisition date, it was expected that approximately 10 percent of the goodwill would be deductible for tax purposes. The overall weighted-average useful life of the identified intangible assets acquired was 6.5 years.

Notes to Consolidated Financial Statements

International Business Machines Corporation and Subsidiary Companies

Other Acquisitions—The Software segment also completed eight other acquisitions: in the first quarter, Green Hat Software Limited (Green Hat), Emptoris Inc. (Emptoris) and Worklight, Inc. (Worklight), all privately held companies, and DemandTec, Inc. (DemandTec), a publicly held company; in the second quarter, Varicent Software Inc. (Varicent), Vivisimo Inc. (Vivisimo) and Tealeaf Technology Inc. (Tealeaf), all privately held companies; and in the third quarter, Butterfly Software, Ltd. (Butterfly), a privately held company. STG completed two acquisitions: in the first quarter, Platform Computing Corporation (Platform Computing), a privately held company; and in the third quarter, Texas Memory Systems (TMS), a privately held company. All acquisitions were for 100 percent of the acquired companies.

The table below reflects the purchase price related to these acquisitions and the resulting purchase price allocations as of December 31, 2012.

2012 Acquisitions

($ in millions)

	Amortization		Other
	Life (in Years)	Kenexa	Acquisitions
Current assets		$133	$278
Fixed assets/noncurrent assets		98	217
Intangible assets
Goodwill	N/A	1,014	1,880
Completed technology	3—7	169	403
Client relationships	4—7	179	194
In-process R&D	N/A	—	11
Patents/trademarks	1—7	39	37
Total assets acquired		1,632	3,020
Current liabilities		(93)	(143)
Noncurrent liabilities		(188)	(264)
Total liabilities assumed		(281)	(407)
Total purchase price		$1,351	$2,613

N/A—Not applicable

Each acquisition further complemented and enhanced the company’s portfolio of product and services offerings. Green Hat helps customers improve the quality of software applications by enabling developers to use cloud computing technologies to conduct testing of a software application prior to its delivery. Emptoris expands the company’s cloud-based analytics offerings that provide supply chain intelligence leading to better inventory management and cost efficiencies. Worklight delivers mobile application management capabilities to clients across a wide range of industries. The acquisition enhanced the company’s comprehensive mobile portfolio, which is designed to help global corporations leverage the proliferation of all mobile devices—from laptops and smartphones to tablets. DemandTec delivers cloud-based analytics software to help organizations improve their price, promotion and product mix within the broad context of enterprise commerce. Varicent’s software automates and analyzes data across sales, finance, human resources and IT departments to uncover trends and optimize sales performance and operations. Vivisimo software automates the discovery of big data, regardless of its format or where it resides, providing decision makers with a view of key business information necessary to drive new initiatives. Tealeaf provides a full suite of customer experience management software, which analyzes interactions on websites and mobile devices. Butterfly offers storage planning software and storage migration tools, helping companies save storage space, operational time, IT budget and power consumption. Platform Computing’s focused technical and distributed computing management software helps clients create, integrate and manage shared computing environments that are used in compute-and-data intensive applications such as simulations, computer modeling and analytics. TMS designs and sells high-performance solid state storage solutions.

For the “Other Acquisitions,” the overall weighted-average life of the identified amortizable intangible assets acquired is 6.6 years. These identified intangible assets will be amortized on a straight-line basis over their useful lives. Goodwill of $1,880 million was assigned to the Software ($1,412 million), Global Business Services (GBS) ($5 million), GTS ($21 million) and STG ($443 million) segments. As of the acquisition dates, it was expected that approximately 15 percent of the goodwill would be deductible for tax purposes.

Notes to Consolidated Financial Statements

International Business Machines Corporation and Subsidiary Companies

2011

In 2011, the company completed five acquisitions of privately held companies at an aggregate cost of $1,849 million.

These acquisitions were completed as follows: in the second quarter, TRIRIGA, Inc. (TRIRIGA); and in the fourth quarter, i2, Algorithmics, Inc. (Algorithmics), Q1 Labs and Curam Software Ltd. (Curam Software). TRIRIGA was integrated into the Software and GBS segments upon acquisition. All acquisitions were integrated into the Software segment upon acquisition. All acquisitions reflected 100 percent ownership of the acquired companies.

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

The table below reflects the purchase price related to these acquisitions and the resulting purchase price allocations as of December 31, 2011.

2011 Acquisitions

($ in millions)

	Amortization	Total
	Life (in Years)	Acquisitions
Current assets		$251
Fixed assets/noncurrent assets		88
Intangible assets
Goodwill	N/A	1,291
Completed technology	7	320
Client relationships	7	222
Patents/trademarks	1—7	17
Total assets acquired		2,190
Current liabilities		(191)
Noncurrent liabilities		(150)
Total liabilities assumed		(341)
Total purchase price		$1,849

N/A—Not applicable

Divestitures

2014

On January 23, 2014, IBM and Lenovo Group Limited (Lenovo) announced a definitive agreement in which Lenovo will acquire the company’s x86 server portfolio for $2.3 billion, consisting of approximately $2 billion in cash, with the balance in Lenovo stock. The stock will represent less than 5 percent equity ownership in Lenovo. The company will sell to Lenovo its System x, BladeCenter and Flex System blade servers and switches, x86-based Flex integrated systems, NeXtScale and iDataPlex servers and associated software, blade networking and maintenance operations.

IBM and Lenovo plan to enter into a strategic relationship which will include a global OEM and reseller agreement for sales of IBM’s industry-leading entry and midrange Storwize disk storage systems, tape storage systems, General Parallel File System software, SmartCloud Entry offering, and elements of IBM’s system software, including Systems Director and Platform Computing solutions. Following the closing of the transaction, Lenovo will assume related customer service and maintenance operations. IBM will continue to provide maintenance delivery on Leno-vo’s behalf for an extended period of time.

The transaction will be completed as soon as is practical, subject to the satisfaction of regulatory requirements, customary closing conditions and any other required approvals. The transaction is expected to be completed in phases, with the initial closing in the second half of 2014. Subsequent local closings will occur subject to similar conditions, agreements and the information and consultation process in applicable countries.

The company expects to recognize a pre-tax gain on the sale. This gain will be recognized consistent with the closing schedule for the transaction. The exact amount of the gain and the breakdown by closing date is not yet determinable. The variables that can impact the final gain include the valuation of the final balance sheet transferred, the valuation of other related agreements and transaction-related expenses. See “Looking Forward” on page 64 for additional information.

Notes to Consolidated Financial Statements

International Business Machines Corporation and Subsidiary Companies

The company’s worldwide x86 business is reported in the Systems and Technology segment, and the associated maintenance operations are part of the Global Technology Services segment. In 2013, this combined business delivered approximately $4.6 billion of revenue, and was essentially breakeven on a pre-tax income basis.

2013

On September 10, 2013, IBM and SYNNEX announced a definitive agreement in which SYNNEX will acquire the company’s worldwide customer care business process outsourcing services business for $505 million, consisting of approximately $430 million in cash, net of balance sheet adjustments, and $75 million in SYNNEX stock, which represents less than 5 percent equity ownership in SYNNEX. As part of the transaction, SYNNEX will enter into a multi-year agreement with the company, and Concentrix, SYNNEX’s outsourcing business, will become an IBM strategic business partner for global customer care business process outsourcing services.

The transaction will be completed in phases—the initial closing was completed on January 31, 2014, with subsequent closings expected to be completed in the second quarter of 2014, subject to customary closing conditions, local agreements and the information and consultation process in applicable countries. The company expects to recognize a total pre-tax gain on the sale of between $150 - $175 million. This gain will be recognized consistent with the closing schedule for the transaction. The company’s worldwide customer care business process outsourcing services and industry process services are included in the Global Technology Services segment. In 2013, the divested business delivered $1.3 billion of revenue, approximately 1 percent of the company’s total revenue, approximately $0.1 billion of pre-tax income, and had approximately $50 million in tangible assets.

In the first quarter of 2013, the company completed the divestiture of its Showcase Reporting product set to Help/Systems. Showcase Reporting, which was acquired by the company through the SPSS acquisition in 2009, is an enterprise-class business intelligence platform that enables customers to build and manage analytical reporting environments.

In the fourth quarter of 2013, the company completed two divestitures, the Applicazioni Contabili Gestionali (ACG) business and the Cognos Application Development Tools (ADT) business.

The ACG business was purchased by TeamSystem. The ACG product is an Italian Enterprise Resource Planning solution for small- and medium-sized companies. The Cognos ADT business was purchased by UNICOM Systems, Inc. The Cognos ADT product suite represents a legacy family of products that provide application development environments that would enable programmers to develop COBOL applications at a higher productivity level.

Financial terms of each transaction were not disclosed and did not have a material impact in the consolidated financial results.

2012

On April 17, 2012, the company announced that it had signed a definitive agreement with Toshiba TEC for the sale of its Retail Store Solutions business to Toshiba TEC. As part of the transaction, Toshiba TEC and the company also signed a multi-year business partner agreement to integrate retail store solutions for Smarter Commerce. The transaction price was $850 million, and the company received approximately $800 million in cash, net of closing date working capital adjustments.

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

The company closed additional phases of the divestiture in 2013. Overall, the company has recognized a pre-tax gain on the sale of $463 million through December 31, 2013.

2011

During the fourth quarter of 2011, the company completed the divestiture of the iCluster business to Rocket Software. iCluster, which was acquired in the Data Mirror acquisition in 2007, was part of the Software business. This transaction was not material to the consolidated financial results.

During the second quarter of 2011, the company completed two divestitures related to subsidiaries of IBM Japan. The impact of these transactions was not material to the consolidated financial results.

Notes to Consolidated Financial Statements

International Business Machines Corporation and Subsidiary Companies

NOTE D.

FINANCIAL INSTRUMENTS

Fair Value Measurements

Financial Assets and Liabilities Measured at Fair Value on a Recurring Basis

The following tables present the company’s financial assets and financial liabilities that are measured at fair value on a recurring basis at December 31, 2013 and 2012.

($ in millions)

	Level 1	Level 2	Level 3	Total
At December 31, 2013:
Assets
Cash equivalents (1)
Time deposits and certificates of deposit	$—	$4,754	$—	$4,754
Commercial paper	—	1,507	—	1,507
Money market funds	1,728	—	—	1,728
Other securities	—	8	—	8
Total	1,728	6,269	—	7,997	(6)
Debt securities—current (2)	—	350	—	350	(6)
Debt securities—noncurrent (3)	1	7	—	9
Available-for-sale equity investments (3)	18	—	—	18
Derivative assets (4)
Interest rate contracts	—	308	—	308
Foreign exchange contracts	—	375	—	375
Equity contracts	—	36	—	36
Total	—	719	—	719	(7)
Total assets	$1,747	$7,345	$—	$9,092	(7)
Liabilities
Derivative liabilities (5)
Interest rate contracts	$—	$13	$—	$13
Foreign exchange contracts	—	484	—	484
Equity contracts	—	4	—	4
Total liabilities	$—	$501	$—	$501	(7)

(1)         Included within cash and cash equivalents in the Consolidated Statement of Financial Position.

(2)         Commercial paper reported as marketable securities in the Consolidated Statement of Financial Position.

(3)         Included within investments and sundry assets in the Consolidated Statement of Financial Position.

(4)         The gross balances of derivative assets contained within prepaid expenses and other current assets, and investments in sundry assets in the Consolidated Statement of Financial Position at December 31, 2013 were $318 million and $401 million, respectively.

(5)         The gross balances of derivative liabilities contained within other accrued expenses and liabilities, and other liabilities in the Consolidated Statement of Financial Position at December 31, 2013 were $375 million and $126 million, respectively.

(6)         Available-for-sale securities with carrying values that approximate fair value.

(7)         If derivative exposures covered by a qualifying master netting agreement had been netted in the Consolidated Statement of Financial Position, the total derivative asset and liability positions would have been reduced by $251 million each.

Notes to Consolidated Financial Statements

International Business Machines Corporation and Subsidiary Companies

($ in millions)

At December 31, 2012:	Level 1	Level 2	Level 3	Total
Assets
Cash equivalents (1)
Time deposits and certificates of deposit	$—	$3,694	$—	$3,694
Commercial paper	—	2,098	—	2,098
Money market funds	1,923	—	—	1,923
Other securities	—	30	—	30
Total	1,923	5,823	—	7,746	(6)
Debt securities—current (2)	—	717	—	717	(6)
Debt securities—noncurrent (3)	2	8	—	10
Available-for-sale equity investments (3)	34	—	—	34
Derivative assets (4)
Interest rate contracts	—	604	—	604
Foreign exchange contracts	—	305	—	305
Equity contracts	—	9	—	9
Total	—	918	—	918	(7)
Total assets	$1,959	$7,466	$—	$9,424	(7)
Liabilities
Derivative liabilities (5)
Foreign exchange contracts	$—	$496	$—	$496
Equity contracts	—	7	—	7
Total liabilities	$—	$503	$—	$503	(7)

(1)	Included within cash and cash equivalents in the Consolidated Statement of Financial Position.
(2)	Commercial paper and certificates of deposit reported as marketable securities in the Consolidated Statement of Financial Position.
(3)	Included within investments and sundry assets in the Consolidated Statement of Financial Position.
(4)

The gross balances of derivative assets contained within prepaid expenses and other current assets, and investments in sundry assets in the Consolidated Statement of Financial Position at December 31, 2012 were $333 million and $585 million, respectively.

(5)

The gross balances of derivative liabilities contained within other accrued expenses and liabilities, and other liabilities in the Consolidated Statement of Financial Position at December 31, 2012 were $426 million and $78 million, respectively.

(6)	Available-for-sale securities with carrying values that approximate fair value.
(7)

If derivative exposures covered by a qualifying master netting agreement had been netted in the Consolidated Statement of Financial Position, the total derivative asset and liability positions would have been reduced by $262 million each.

There were no transfers between Levels 1 and 2 for the years ended December 31, 2013 and 2012.

Financial Assets and Liabilities Not Measured at Fair Value

Short-Term Receivables and Payables

Notes and other accounts receivable and other investments are financial assets with carrying values that approximate fair value. Accounts payable, other accrued expenses and short-term debt (excluding the current portion of long-term debt) are financial liabilities with carrying values that approximate fair value. If measured at fair value in the financial statements, these financial instruments would be classified as Level 3 in the fair value hierarchy.

Loans and Long-Term Receivables

Fair values are based on discounted future cash flows using current interest rates offered for similar loans to clients with similar credit ratings for the same remaining maturities. At December 31, 2013 and 2012, the difference between the carrying amount and estimated fair value for loans and long-term receivables was immaterial. If measured at fair value in the financial statements, these financial instruments would be classified as Level 3 in the fair value hierarchy.

Long-Term Debt

Fair value of publicly traded long-term debt is based on quoted market prices for the identical liability when traded as an asset in an active market. For other long-term debt for which a quoted market price is not available, an expected present value technique that uses rates currently available to the company for debt with similar terms and remaining maturities is used to estimate fair value. The carrying amount of long-term debt is $32,856 million and $24,088 million and the estimated fair value is $34,555 million and $27,119 million at December 31, 2013 and 2012, respectively. If measured at fair value in the financial statements, long-term debt (including the current portion) would be classified as Level 2 in the fair value hierarchy.

Debt and Marketable Equity Securities

The company’s cash equivalents and current debt securities are considered available-for-sale and recorded at fair value, which is not materially different from carrying value, in the Consolidated Statement of Financial Position. The tables on the following page summarize the company’s noncurrent debt and marketable equity securities which are also considered available-for-sale and recorded at fair value in the Consolidated Statement of Financial Position.

Notes to Consolidated Financial Statements

International Business Machines Corporation and Subsidiary Companies

($ in millions)

		Gross	Gross
	Adjusted	Unrealized	Unrealized	Fair
At December 31, 2013:	Cost	Gains	Losses	Value
Debt securities—noncurrent (1)	$7	$1	$—	$9
Available-for-sale equity investments (1)	$20	$2	$4	$18

(1) Included within investments and sundry assets in the Consolidated Statement of Financial Position.

($ in millions)

		Gross	Gross
	Adjusted	Unrealized	Unrealized	Fair
At December 31, 2012:	Cost	Gains	Losses	Value
Debt securities—noncurrent (1)	$8	$2	$—	$10
Available-for-sale equity investments (1)	$31	$4	$1	$34

(1) Included within investments and sundry assets in the Consolidated Statement of Financial Position.

Based on an evaluation of available evidence as of December 31, 2013, the company believes that unrealized losses on debt and available-for-sale equity securities are temporary and do not represent an other-than-temporary impairment.

Sales of debt and available-for-sale equity investments during the period were as follows:

($ in millions)

For the year ended December 31:	2013	2012	2011
Proceeds	$41	$112	$405
Gross realized gains (before taxes)	13	45	232
Gross realized losses (before taxes)	5	1	0

The after-tax net unrealized gains/(losses) on available-for-sale debt and equity securities that have been included in other comprehensive income/(loss) and the after-tax net (gains)/losses reclassified from accumulated other comprehensive income/(loss) to net income were as follows:

($ in millions)

For the year ended December 31:	2013	2012
Net unrealized gains/(losses) arising during the period	$0	$17
Net unrealized (gains)/losses reclassified to net income*	(5)	(25)

* Includes writedowns of $2.0 million in 2012.

The contractual maturities of substantially all available-for-sale debt securities are less than one year at December 31, 2013.

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

Notes to Consolidated Financial Statements

International Business Machines Corporation and Subsidiary Companies

The company is also a party to collateral security arrangements with most of its major derivative counterparties. These arrangements require the company to hold or post collateral (cash or U.S. Treasury securities) when the derivative fair values exceed contractually established thresholds. Posting thresholds can be fixed or can vary based on credit default swap pricing or credit ratings received from the major credit agencies. The aggregate fair value of all derivative instruments under these collateralized arrangements that were in a liability position at December 31, 2013 and 2012 was $216 million and $94 million, respectively, for which no collateral was posted at either date. Full collateralization of these agreements would be required in the event that the company’s credit rating falls below investment grade or if its credit default swap spread exceeds 250 basis points, as applicable, pursuant to the terms of the collateral security arrangements. The aggregate fair value of derivative instruments in net asset positions as of December 31, 2013 and 2012 was $719 million and $918 million, respectively. This amount represents the maximum exposure to loss at the reporting date as a result of the counterparties failing to perform as contracted. This exposure was reduced by $251 million and $262 million at December 31, 2013 and 2012, respectively, of liabilities included in master netting arrangements with those counterparties. Additionally, at December 31, 2013 and 2012, this exposure was reduced by $29 million and $69 million of cash collateral, respectively, received by the company. At December 31, 2013 and 2012, the net exposure related to derivative assets recorded in the Statement of Financial Position was $439 million and $587 million, respectively. At December 31, 2013 and 2012, the net amount related to derivative liabilities recorded in the Statement of Financial Position was $250 million and $242 million, respectively.

In the Consolidated Statement of Financial Position, the company does not offset derivative assets against liabilities in master netting arrangements nor does it offset receivables or payables recognized upon payment or receipt of cash collateral against the fair values of the related derivative instruments. No amount was recognized in other receivables at December 31, 2013 and 2012 for the right to reclaim cash collateral. The amount recognized in accounts payable for the obligation to return cash collateral totaled $29 million and $69 million at December 31, 2013 and 2012, respectively. The company restricts the use of cash collateral received to rehypothecation, and therefore reports it in prepaid expenses and other current assets in the Consolidated Statement of Financial Position. No amount was rehypothecated at December 31, 2013 and 2012. At December 31, 2013 and 2012 the company held $0 million and $31 million in non-cash collateral in U.S. Treasury securities. Per accounting guidance, non-cash collateral is not recorded on the Statement of Financial Position.

The company may employ derivative instruments to hedge the volatility in stockholders’ equity resulting from changes in currency exchange rates of significant foreign subsidiaries of the company with respect to the U.S. dollar. These instruments, designated as net investment hedges, expose the company to liquidity risk as the derivatives have an immediate cash flow impact upon maturity which is not offset by a cash flow from the translation of the underlying hedged equity. The company monitors this cash loss potential on an ongoing basis, and may discontinue some of these hedging relationships by de-designating or terminating the derivative instrument in order to manage the liquidity risk. Although not designated as accounting hedges, the company may utilize derivatives to offset the changes in the fair value of the de-designated instruments from the date of de-designation until maturity.

In its hedging programs, the company uses forward contracts, futures contracts, interest-rate swaps and cross-currency swaps, depending upon the underlying exposure. The company is not a party to leveraged derivative instruments.

A brief description of the major hedging programs, categorized by underlying risk, follows.

Interest Rate Risk

Fixed and Variable Rate Borrowings

The company issues debt in the global capital markets, principally to fund its financing lease and loan portfolio. Access to cost-effective financing can result in interest rate mismatches with the underlying assets. To manage these mismatches and to reduce overall interest cost, the company uses interest rate swaps to convert specific fixed-rate debt issuances into variable-rate debt (i.e., fair value hedges) and to convert specific variable-rate debt issuances into fixed-rate debt (i.e., cash flow hedges). At December 31, 2013 and 2012, the total notional amount of the company’s interest rate swaps was $3.1 billion and $4.3 billion, respectively. The weighted-average remaining maturity of these instruments at December 31, 2013 and 2012 was approximately 10.6 years and 5.1 years, respectively.

Forecasted Debt Issuance

The company is exposed to interest rate volatility on future debt issuances. To manage this risk, the company may use forward-starting interest rate swaps to lock in the rate on the interest payments related to the forecasted debt issuance. These swaps are accounted for as cash flow hedges. The company did not have any derivative instruments relating to this program outstanding at December 31, 2013 and 2012.

At December 31, 2013 and 2012, net gains of approximately $1 million (before taxes), respectively, were recorded in AOCI in connection with cash flow hedges of the company’s borrowings. Within these amounts, less than $1 million of gains, respectively, are expected to be reclassified to net income within the next 12 months, providing an offsetting economic impact against the underlying transactions.

Notes to Consolidated Financial Statements

International Business Machines Corporation and Subsidiary Companies

Foreign Exchange Risk

Long-Term Investments in Foreign Subsidiaries
(Net Investment)

A large portion of the company’s foreign currency denominated debt portfolio is designated as a hedge of net investment in foreign subsidiaries to reduce the volatility in stockholders’ equity caused by changes in foreign currency exchange rates in the functional currency of major foreign subsidiaries with respect to the U.S. dollar. The company also uses cross-currency swaps and foreign exchange forward contracts for this risk management purpose. At December 31, 2013 and 2012, the total notional amount of derivative instruments designated as net investment hedges was $3.0 billion and $3.3 billion, respectively. The weighted-average remaining maturity of these instruments at December 31, 2013 and 2012 was approximately 0.4 years for both periods.

Anticipated Royalties and Cost Transactions

The company’s operations generate significant nonfunctional currency, third-party vendor payments and intercompany payments for royalties and goods and services among the company’s non-U.S. subsidiaries and with the parent company. In anticipation of these foreign currency cash flows and in view of the volatility of the currency markets, the company selectively employs foreign exchange forward contracts to manage its currency risk. These forward contracts are accounted for as cash flow hedges. The maximum length of time over which the company is hedging its exposure to the variability in future cash flows is four years. At December 31, 2013 and 2012, the total notional amount of forward contracts designated as cash flow hedges of forecasted royalty and cost transactions was $10.2 billion and $10.7 billion, respectively, with a weighted-average remaining maturity of 0.7 years at both year-end dates.

At December 31, 2013 and 2012, in connection with cash flow hedges of anticipated royalties and cost transactions, the company recorded net losses of $252 million and $138 million (before taxes), respectively, in AOCI. Within these amounts $166 million and $79 million of losses, respectively, are expected to be reclassified to net income within the next 12 months, providing an offsetting economic impact against the underlying anticipated transactions.

Foreign Currency Denominated Borrowings

The company is exposed to exchange rate volatility on foreign currency denominated debt. To manage this risk, the company employs cross-currency swaps to convert fixed-rate foreign currency denominated debt to fixed-rate debt denominated in the functional currency of the borrowing entity. These swaps are accounted for as cash flow hedges. The maximum length of time over which the company hedges its exposure to the variability in future cash flows is approximately seven years. At December 31, 2013 the total notional amount of cross currency swaps designated as cash flow hedges of foreign currency denominated debt was $1.2 billion. At December 31, 2012, no instruments relating to this program were outstanding.

At December 31, 2013, in connection with cash flow hedges of foreign currency denominated borrowings, the company recorded net losses of $9 million (before taxes) in AOCI. Within this amount, $3 million of losses is expected to be reclassified to net income within the next 12 months, providing an offsetting economic impact against the underlying exposure.

Subsidiary Cash and Foreign Currency Asset/Liability Management

The company uses its Global Treasury Centers to manage the cash of its subsidiaries. These centers principally use currency swaps to convert cash flows in a cost-effective manner. In addition, the company uses foreign exchange forward contracts to economically hedge, on a net basis, the foreign currency exposure of a portion of the company’s nonfunctional currency assets and liabilities. The terms of these forward and swap contracts are generally less than one year. The changes in the fair values of these contracts and of the underlying hedged exposures are generally offsetting and are recorded in other (income) and expense in the Consolidated Statement of Earnings. At December 31, 2013 and 2012, the total notional amount of derivative instruments in economic hedges of foreign currency exposure was $14.7 billion and $12.9 billion, respectively.

Equity Risk Management

The company is exposed to market price changes in certain broad market indices and in the company’s own stock primarily related to certain obligations to employees. Changes in the overall value of these employee compensation obligations are recorded in SG&A expense in the Consolidated Statement of Earnings. Although not designated as accounting hedges, the company utilizes derivatives, including equity swaps and futures, to economically hedge the exposures related to its employee compensation obligations. The derivatives are linked to the total return on certain broad market indices or the total return on the company’s common stock. They are recorded at fair value with gains or losses also reported in SG&A expense in the Consolidated Statement of Earnings. At December 31, 2013 and 2012, the total notional amount of derivative instruments in economic hedges of these compensation obligations was $1.3 billion and $1.2 billion, respectively.

Other Risks

The company may hold warrants to purchase shares of common stock in connection with various investments that are deemed derivatives because they contain net share or net cash settlement provisions. The company records the changes in the fair value of these warrants in other (income) and expense in the Consolidated Statement of Earnings. The company did not have any warrants qualifying as derivatives outstanding at December 31, 2013 and 2012.

The company is exposed to a potential loss if a client fails to pay amounts due under contractual terms. The company utilizes credit default swaps to economically hedge its credit exposures. These derivatives have terms of one year or less. The swaps are recorded at fair value with gains and losses reported in other (income) and expense in the Consolidated Statement of Earnings. The company did not have any derivative instruments relating to this program outstanding at December 31, 2013 and 2012.

Notes to Consolidated Financial Statements

International Business Machines Corporation and Subsidiary Companies

The following tables provide a quantitative summary of the derivative and non-derivative instrument-related risk management activity as of December 31, 2013 and 2012 as well as for the years ended December 31, 2013, 2012 and 2011, respectively.

Fair Values of Derivative Instruments in the Consolidated Statement of Financial Position

($ in millions)

	Fair Value of Derivative Assets			Fair Value of Derivative Liabilities
	Balance			Balance
	Sheet			Sheet
At December 31:	Classification	2013	2012	Classification	2013	2012
Designated as hedging instruments:
Interest rate contracts	Prepaid expenses and other current assets	$—	$47	Other accrued expenses and liabilities	$0	$—
	Investments and sundry assets	308	557	Other liabilities	13	—
Foreign exchange contracts	Prepaid expenses and other current assets	187	135	Other accrued expenses and liabilities	331	267
	Investments and sundry assets	26	5	Other liabilities	112	78
	Fair value of derivative assets	$522	$744	Fair value of derivative liabilities	$456	$345
Not designated as hedging instruments:
Foreign exchange contracts	Prepaid expenses and other current assets	$94	$142	Other accrued expenses and liabilities	$40	$152
	Investments and sundry assets	67	23	Other liabilities	1	—
Equity contracts	Prepaid expenses and other current assets	36	9	Other accrued expenses and liabilities	4	7
	Fair value of derivative assets	$197	$174	Fair value of derivative liabilities	$45	$159
Total debt designated as hedging instruments
Short-term debt		N/A	N/A		$190	$578
Long-term debt		N/A	N/A		$6,111	$3,035
Total		$719	$918		$6,802	$4,116

N/A—Not applicable

Notes to Consolidated Financial Statements

International Business Machines Corporation and Subsidiary Companies

The Effect of Derivative Instruments in the Consolidated Statement of Earnings

($ in millions)

	Gain/(Loss) Recognized in Earnings
	Consolidated Statement of Earnings	Recognized on Derivatives(1)			Attributable to Risk Being Hedged(2)
For the year ended December 31:	Line Item	2013	2012	2011	2013	2012	2011
Derivative instruments in fair value hedges
Interest rate contracts	Cost of financing	$(109)	$65	$271	$202	$59	$(117)
	Interest expense	(74)	55	205	138	50	(89)
Derivative instruments not designated as hedging instruments (1)
Foreign exchange contracts	Other (income) and expense	(328)	(311)	352	N/A	N/A	N/A
Equity contracts	SG&A expense	164	110	42	N/A	N/A	N/A
Warrants	Other (income) and expense	—	—	10	N/A	N/A	N/A
Total		$(347)	$(81)	$880	$340	$108	$(206)

($ in millions)

	Gain/(Loss) Recognized in Earnings and Other Comprehensive Income
				Consolidated
				Statement of	Effective Portion			Ineffectiveness and Amounts
	Effective Portion Recognized in OCI			Earnings	Reclassified from AOCI			Excluded from Effectiveness Testing(3)
For the year ended December 31:	2013	2012	2011	Line Item	2013	2012	2011	2013	2012	2 011
Derivative instruments in cash flow hedges
Interest rate contracts	$—	$—	$—	Interest expense	$—	$(6)	$(8)	$—	$—	$—
Foreign exchange contracts	43	32	(266)	Other (income) and expense	162	237	(247)	(0)	3	(3)
				Cost of sales	(34)	7	(182)	—	—	—
				SG&A expense	39	16	(74)	—	—	—
Instruments in net investment hedges(4)
Foreign exchange contracts	173	(26)	45	Interest expense	—	—	0	3	11	(9)
Total	$216	$6	$(221)		$167	$253	$(511)	$3	$14	$(12)

(1)

The amount includes changes in clean fair values of the derivative instruments in fair value hedging relationships and the periodic accrual for coupon payments required under these derivative contracts.

(2)

The amount includes basis adjustments to the carrying value of the hedged item recorded during the period and amortization of basis adjustments recorded on de-designated hedging relationships during the period. .

(3)	The amount of gain/(loss) recognized in income represents ineffectiveness on hedge relationships.
(4)	Instruments in net investment hedges include derivative and non-derivative instruments.

N/A—Not applicable

For the 12 months ending December 31, 2013, 2012 and 2011, there were no significant gains or losses recognized in earnings representing hedge ineffectiveness or excluded from the assessment of hedge effectiveness (for fair value hedges), or associated with an underlying exposure that did not or was not expected to occur (for cash flow hedges); nor are there any anticipated in the normal course of business.

Refer to note A, “Significant Accounting Policies,” on pages 90 and 91 for additional information on the company’s use of derivative financial instruments.

Notes to Consolidated Financial Statements

International Business Machines Corporation and Subsidiary Companies

NOTE E.

INVENTORIES

($ in millions)

At December 31:	2013	2012
Finished goods	$444	$475
Work in process and raw materials	1,866	1,812
Total	$2,310	$2,287

NOTE F.

FINANCING RECEIVABLES

The following table presents financing receivables, net of allowances for credit losses, including residual values.

($ in millions)

At December 31:	2013	2012
Current
Net investment in sales-type and direct financing leases	$4,004	$3,862
Commercial financing receivables	8,541	7,750
Client loan receivables	5,854	5,395
Installment payment receivables	1,389	1,031
Total	$19,787	$18,038
Noncurrent
Net investment in sales-type and direct financing leases	$5,700	$6,107
Commercial financing receivables	—	5
Client loan receivables	6,360	5,966
Installment payment receivables	695	733
Total	$12,755	$12,812

Net investment in sales-type and direct financing leases relates principally to the company’s systems products and are for terms ranging generally from two to six years. Net investment in sales-type and direct financing leases includes unguaranteed residual values of $737 million and $794 million at December 31, 2013 and 2012, respectively, and is reflected net of unearned income of $672 million and $728 million, and net of the allowance for credit losses of $123 million and $114 million at those dates, respectively. Scheduled maturities of minimum lease payments outstanding at December 31, 2013, expressed as a percentage of the total, are approximately: 2014, 44 percent; 2015, 30 percent; 2016, 17 percent; 2017, 6 percent; and 2018 and beyond, 3 percent.

Commercial financing receivables, net of allowance for credit losses of $23 million and $46 million at December 31, 2013 and 2012, respectively, relate primarily to inventory and accounts receivable financing for dealers and remarketers of IBM and OEM products. Payment terms for inventory and accounts receivable financing generally range from 30 to 90 days.

Client loan receivables, net of allowance for credit losses of $201 million and $155 million at December 31, 2013 and 2012, respectively, are loans that are provided primarily to clients to finance the purchase of software and services. Separate contractual relationships on these financing arrangements are for terms ranging generally from one to seven years.

Installment payment receivables, net of allowance for credit losses of $41 million and $39 million at December 31, 2013 and 2012, respectively, are loans that are provided primarily to clients to finance hardware, software and services ranging generally from one to three years.

Client loan receivables and installment payment receivables financing contracts are priced independently at competitive market rates. The company has a history of enforcing the terms of these separate financing agreements.

The company utilizes certain of its financing receivables as collateral for nonrecourse borrowings. Financing receivables pledged as collateral for borrowings were $769 million and $650 million at December 31, 2013 and 2012, respectively. These borrowings are included in note J, “Borrowings,” on pages 112 to 114.

The company did not have any financing receivables held for sale as of December 31, 2013 and 2012.

Financing Receivables by Portfolio Segment

The following tables present financing receivables on a gross basis, excluding the allowance for credit losses and residual value, by portfolio segment and by class, excluding current commercial financing receivables and other miscellaneous current financing receivables at December 31, 2013 and 2012. The company determines its allowance for credit losses based on two portfolio segments: lease receivables and loan receivables, and further segments the portfolio into two classes: major markets and growth markets.

($ in millions)

	Major	Growth
At December 31, 2013:	Markets	Markets	Total
Financing receivables
Lease receivables	$6,796	$2,200	$8,996
Loan receivables	10,529	4,012	14,542
Ending balance	$17,325	$6,212	$23,537
Collectively evaluated for impairment	$17,206	$6,013	$23,219
Individually evaluated for impairment	$119	$199	$318
Allowance for credit losses:
Beginning balance at January 1, 2013
Lease receivables	$59	$55	$114
Loan receivables	121	84	204
Total	$180	$138	$318
Write-offs	(23)	(10)	(33)
Provision	(21)	105	84
Other	1	(6)	(5)
Ending balance at December 31, 2013	$137	$228	$365
Lease receivables	$42	$80	$123
Loan receivables	$95	$147	$242
Collectively evaluated for impairment	$45	$48	$93
Individually evaluated for impairment	$93	$179	$272

Notes to Consolidated Financial Statements

International Business Machines Corporation and Subsidiary Companies

($ in millions)

	Major	Growth
At December 31, 2012:	Markets	Markets	Total
Financing receivables
Lease receivables	$7,036	$2,138	$9,174
Loan receivables	9,666	3,670	13,336
Ending balance	$16,701	$5,808	$22,510
Collectively evaluated for impairment	$16,570	$5,684	$22,254
Individually evaluated for impairment	$131	$125	$256
Allowance for credit losses:
Beginning balance at January 1, 2012
Lease receivables	$79	$40	$118
Loan receivables	125	64	189
Total	$203	$104	$307
Write-offs	(14)	(1)	(15)
Provision	(9)	38	28
Other	0	(2)	(2)
Ending balance at December 31, 2012	$180	$138	$318
Lease receivables	$59	$55	$114
Loan receivables	$121	$84	$204
Collectively evaluated for impairment	$69	$29	$98
Individually evaluated for impairment	$111	$109	$220

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

Financing Receivables on Non-Accrual Status

The following table presents the recorded investment in financing receivables which were on non-accrual status at December 31, 2013 and 2012.

($ in millions)

At December 31:	2013	2012
Major markets	$25	$27
Growth markets	34	21
Total lease receivables	$59	$47
Major markets	$40	$67
Growth markets	92	25
Total loan receivables	$132	$92
Total receivables	$191	$139

Impaired Loans

The company considers any loan with an individually evaluated reserve as an impaired loan. Depending on the level of impairment, loans will also be placed on a non-accrual status. The following tables present impaired client loan receivables at December 31, 2013 and 2012.

($ in millions)

At December 31, 2013:	Recorded Investment	Related Allowance
Major markets	$79	$67
Growth markets	122	116
Total	$201	$183

($ in millions)

	Recorded	Related
At December 31, 2012:	Investment	Allowance
Major markets	$88	$77
Growth markets	72	65
Total	$160	$143

($ in millions)

			Interest
			Income
	Average	Interest	Recognized
	Recorded	Income	on Cash
For the year ended December 31, 2013:	Investment	Recognized	Basis
Major markets	$76	$0	$0
Growth markets	97	0	0
Total	$173	$0	$0

($ in millions)

			Interest
			Income
	Average	Interest	Recognized
	Recorded	Income	on Cash
For the year ended December 31, 2012:	Investment	Recognized	Basis
Major markets	$90	$0	$0
Growth markets	65	0	0
Total	$156	$0	$0

Credit Quality Indicators

The company’s credit quality indicators are based on rating agency data, publicly available information and information provided by customers, and are reviewed periodically based on the relative level of risk. The resulting indicators are a numerical rating system that maps to Standard & Poor’s Ratings Services credit ratings as shown on the following page. Standard & Poor’s does not provide credit ratings to the company on its customers.

The tables present the gross recorded investment for each class of receivables, by credit quality indicator, at December 31, 2013 and 2012. Receivables with a credit quality indicator ranging from AAA to BBB- are considered investment grade. All others are considered non-investment grade. The credit quality indicators do not reflect mitigation actions that the company may take to transfer credit risk to third parties.

Notes to Consolidated Financial Statements

International Business Machines Corporation and Subsidiary Companies

Lease Receivables

($ in millions)

	Major	Growth
At December 31, 2013:	Markets	Markets
Credit rating
AAA – AA-	$743	$68
A+ – A-	1,513	168
BBB+ – BBB-	2,111	957
BB+ – BB	1,393	350
BB- – B+	595	368
B – B-	365	214
CCC+ – D	76	74
Total	$6,796	$2,200

Loan Receivables

($ in millions)

	Major	Growth
At December 31, 2013:	Markets	Markets
Credit rating
AAA – AA-	$1,151	$125
A+ – A-	2,344	307
BBB+ – BBB-	3,271	1,745
BB+ – BB	2,158	638
BB- – B+	922	672
B – B-	565	391
CCC+ – D	118	134
Total	$10,529	$4,012

At December 31, 2013, the industries which made up Global Financing’s receivables portfolio consisted of: Financial (39 percent), Government (14 percent), Manufacturing (14 percent), Services (8 percent), Retail (8 percent), Healthcare (6 percent), Communications (6 percent) and Other (4 percent).

Lease Receivables

($ in millions)

	Major	Growth
At December 31, 2012:	Markets	Markets
Credit rating
AAA – AA-	$646	$86
A+ – A-	1,664	223
BBB+ – BBB-	2,285	776
BB+ – BB	1,367	450
BB- – B+	552	418
B – B-	399	127
CCC+ – D	124	58
Total	$7,036	$2,138

Loan Receivables

($ in millions)

	Major	Growth
At December 31, 2012:	Markets	Markets
Credit rating
AAA – AA-	$887	$148
A+ – A-	2,286	382
BBB+ – BBB-	3,139	1,333
BB+ – BB	1,878	773
BB- – B+	758	718
B – B-	548	218
CCC+ – D	170	99
Total	$9,666	$3,670

At December 31, 2012, the industries which made up Global Financing’s receivables portfolio consisted of: Financial (38 percent), Government (16 percent), Manufacturing (14 percent), Retail (9 percent), Services (7 percent), Healthcare (6 percent), Communications (6 percent) and Other (4 percent).

Notes to Consolidated Financial Statements

International Business Machines Corporation and Subsidiary Companies

Past Due Financing Receivables

($ in millions)

				Recorded
	Total		Total	Investment
	Past Due		Financing	> 90 Days
At December 31, 2013:	> 90 Days*	Current	Receivables	and Accruing
Major markets	$6	$6,789	$6,796	$5
Growth markets	19	2,181	2,200	11
Total lease receivables	$25	$8,970	$8,996	$16
Major markets	$9	$10,520	$10,529	$6
Growth markets	34	3,979	4,012	18
Total loan receivables	$43	$14,499	$14,542	$25
Total	$68	$23,469	$23,537	$41

* Does not include accounts that are fully reserved.

($ in millions)

				Recorded
	Total		Total	Investment
	Past Due		Financing	> 90 Days
At December 31, 2012:	> 90 Days*	Current	Receivables	and Accruing
Major markets	$8	$7,028	$7,036	$5
Growth markets	11	2,127	2,138	8
Total lease receivables	$20	$9,154	$9,174	$13
Major markets	$27	$9,639	$9,666	$8
Growth markets	36	3,634	3,670	31
Total loan receivables	$63	$13,273	$13,336	$39
Total	$82	$22,428	$22,510	$52

* Does not include accounts that are fully reserved.

Troubled Debt Restructurings

The company assessed all restructurings that occurred on or after January 1, 2012 and determined that there were no troubled debt restructurings for the years ended December 31, 2012 and 2013.

NOTE G.

PROPERTY, PLANT AND EQUIPMENT

($ in millions)

At December 31:	2013	2012
Land and land improvements	$706	$747
Buildings and building improvements	9,680	9,610
Plant, laboratory and office equipment	28,169	27,731
Plant and other property—gross	38,555	38,088
Less: Accumulated depreciation	25,576	25,234
Plant and other property—net	12,979	12,854
Rental machines	1,920	2,414
Less: Accumulated depreciation	1,078	1,271
Rental machines—net	842	1,142
Total—net	$13,821	$13,996

NOTE H.

INVESTMENTS AND SUNDRY ASSETS

($ in millions)

At December 31:	2013	2012
Deferred transition and setup costs and other deferred arrangements*	$1,652	$1,630
Derivatives—noncurrent**	401	585
Alliance investments
Equity method	110	120
Non-equity method	200	226
Prepaid software	352	306
Long-term deposits	316	318
Other receivables	174	204
Employee benefit-related	392	439
Prepaid income taxes	305	459
Other assets	738	735
Total	$4,639	$5,021

*

Deferred transition and setup costs and other deferred arrangements are related to Global Services client arrangements. See note A,“Significant Accounting Policies,” on pages 86 and 87 for additional information.

**	See note D, “Financial Instruments,” on pages 102 through 106 for the fair value of all derivatives reported in the Consolidated Statement of Financial Position.

Notes to Consolidated Financial Statements

International Business Machines Corporation and Subsidiary Companies

NOTE I.

INTANGIBLE ASSETS INCLUDING GOODWILL

Intangible Assets

The following table details the company’s intangible asset balances by major asset class.

($ in millions)

	Gross		Net
	Carrying	Accumulated	Carrying
At December 31, 2013:	Amount	Amortization	Amount
Intangible asset class
Capitalized software	$1,494	$(699)	$794
Client relationships	2,148	(977)	1,171
Completed technology	2,910	(1,224)	1,687
In-process R&D	13	—	13
Patents/trademarks	358	(154)	204
Other*	7	(5)	2
Total	$6,930	$(3,059)	$3,871

($ in millions)

	Gross		Net
	Carrying	Accumulated	Carrying
At December 31, 2012:	Amount	Amortization	Amount
Intangible asset class
Capitalized software	$1,527	$(665)	$861
Client relationships	2,103	(961)	1,142
Completed technology	2,709	(1,112)	1,597
In-process R&D	28	—	28
Patents/trademarks	281	(127)	154
Other*	31	(27)	3
Total	$6,679	$(2,892)	$3,787

* Other intangibles are primarily acquired proprietary and nonproprietary business processes, methodologies and systems.

The net carrying amount of intangible assets increased $84 million during the year ended December 31, 2013, primarily due to intangible asset additions resulting from acquisitions, offset by amortization. There was no impairment of intangible assets recorded in 2013 and 2012.

Total amortization was $1,351 million and $1,284 million for the years ended December 31, 2013 and 2012, respectively. The aggregate amortization expense for acquired intangible assets (excluding capitalized software) was $767 million and $709 million for the years ended December 31, 2013 and 2012, respectively. In addition, in 2013 the company retired $1,177 million of fully amortized intangible assets, impacting both the gross carrying amount and accumulated amortization by this amount.

The amortization expense for each of the five succeeding years relating to intangible assets currently recorded in the Consolidated Statement of Financial Position is estimated to be the following at December 31, 2013:

($ in millions)

	Capitalized	Acquired
	Software	Intangibles	Total
2014	$484	$784	$1,267
2015	247	637	884
2016	64	595	660
2017	—	477	477
2018	—	322	322

Notes to Consolidated Financial Statements

International Business Machines Corporation and Subsidiary Companies

Goodwill

The changes in the goodwill balances by reportable segment, for the years ended December 31, 2013 and 2012, are as follows:

($ in millions)

					Foreign
					Currency
	Balance		Purchase		Translation	Balance
	January 1,	Goodwill	Price		and Other	December 31,
Segment	2013	Additions	Adjustments	Divestitures	Adjustments	2013
Global Business Services	$4,357	$—	$(0)	$(3)	$(21)	$4,334
Global Technology Services	2,916	1,246	17	—	(50)	4,129
Software	20,405	987	11	(4)	(279)	21,121
Systems and Technology	1,568	13	33	—	(14)	1,601
Total	$29,247	$2,246	$61	$(7)	$(363)	$31,184

($ in millions)

					Foreign
					Curency
	Balance		Purchase		Translation	Balance
	January 1,	Goodwill	Price		and Other	December 31,
Segment	2012	Additions	Adjustments	Divestitures	Adjustments	2012
Global Business Services	$4,313	$5	$(0)	$(2)	$42	$4,357
Global Technology Services	2,646	264	—	(0)	6	2,916
Software	18,121	2,182	(30)	(6)	137	20,405
Systems and Technology	1,133	443	(0)	(14)	6	1,568
Total	$26,213	$2,894	$(30)	$(22)	$192	$29,247

Purchase price adjustments recorded in 2013 and 2012 were related to acquisitions that were completed on or prior to December 31, 2012 or December 31, 2011, respectively, and were still subject to the measurement period that ends at the earlier of 12 months from the acquisition date or when information becomes available. There were no goodwill impairment losses recorded in 2013 or 2012 and the company has no accumulated goodwill impairment losses.

NOTE J.

BORROWINGS

Short-Term Debt

($ in millions)

At December 31:	2013	2012
Commercial paper	$2,458	$1,800
Short-term loans	551	1,789
Long-term debt—current maturities	3,854	5,593
Total	$6,862	$9,181

The weighted-average interest rate for commercial paper at both December 31, 2013 and 2012 was 0.1 percent. The weighted-average interest rates for short-term loans was 5.1 percent and 1.8 percent at December 31, 2013 and 2012, respectively.

Notes to Consolidated Financial Statements

International Business Machines Corporation and Subsidiary Companies

Long-Term Debt

Pre-Swap Borrowing

($ in millions)

At December 31:	Maturities	2013		2012
U.S. dollar notes and debentures (average interest rate at December 31, 2013):
0.70%	2014 – 2015	$6,456	**	$7,131
3.05%	2016 – 2017	8,465		5,807
3.99%	2018 – 2021	6,206		7,457
1.88%	2022	1,000		1,000
3.38%	2023	1,500		—
7.00%	2025	600		600
6.22%	2027	469		469
6.50%	2028	313		313
5.88%	2032	600		600
8.00%	2038	83		83
5.60%	2039	745		745
4.00%	2042	1,107		1,107
7.00%	2045	27		27
7.13%	2096	316		316
		27,887		25,656
Other currencies (average interest rate at December 31, 2013, in parentheses):
Euros (2.8%)	2014 – 2025	5,894		2,338
Pound sterling (2.75%)	2017 – 2020	1,254		12
Japanese yen (0.6%)	2014 – 2017	1,057		878
Swiss francs (3.8%)	2015 – 2020	181		178
Canadian (2.2%)	2017	471		502
Other (8.81%)	2015 – 2017	291		95
		37,036		29,660
Less: net unamortized discount		872		865
Add: fair value adjustment*		546		886
		36,710		29,680
Less: current maturities		3,854		5,593
Total		$32,856		$24,088

*

The portion of the company’s fixed-rate debt obligations that is hedged is reflected in the Consolidated Statement of Financial Position as an amount equal to the sum of the debt’s carrying value plus a fair value adjustment representing changes in the fair value of the hedged debt obligations attributable to movements in benchmark interest rates.

**

Includes $17 million of debt securities issued by IBM International Group Capital, LLC, which is an indirect, 100 percent owned finance subsidiary of the company and will mature in 2014. Debt securities issued by IBM International Group Capital LLC are fully and unconditionally guaranteed by the company.

The company’s indenture governing its debt securities and its various credit facilities each contain significant covenants which obligate the company to promptly pay principal and interest, limit the aggregate amount of secured indebtedness and sale and lease-back transactions to 10 percent of the company’s consolidated net tangible assets, and restrict the company’s ability to merge or consolidate unless certain conditions are met. The credit facilities also include a covenant on the company’s consolidated net interest expense ratio, which cannot be less than 2.20 to 1.0, as well as a cross default provision with respect to other defaulted indebtedness of at least $500 million.

The company is in compliance with all of its significant debt covenants and provides periodic certifications to its lenders. The failure to comply with its debt covenants could constitute an event of default with respect to the debt to which such provisions apply. If certain events of default were to occur, the principal and interest on the debt to which such event of default applied would become immediately due and payable.

Notes to Consolidated Financial Statements

International Business Machines Corporation and Subsidiary Companies

Post-Swap Borrowing (Long-Term Debt, Including Current Portion)

(in millions)

	2013		2012
For the year ended December 31:	Amount	Average Rate	Amount	Average Rate
Fixed-rate debt	$30,123	3.07%	$24,049	3.43%
Floating-rate debt*	6,587	0.87%	5,631	1.91%
Total	$36,710		$29,680

* Includes $3,106 million in 2013 and $4,252 million in 2012 of notional interest rate swaps that effectively convert the fixed-rate long-term debt into floating-rate debt. (See note D, “Financial Instruments,” on pages 102 through 106.)

Pre-swap annual contractual maturities of long-term debt outstanding at December 31, 2013, are as follows:

($ in millions)

Total
2014	$3,854
2015	4,566
2016	4,114
2017	5,386
2018	2,662
2019 and beyond	16,453
Total	$37,036

Interest on Debt

($ in millions)

For the year ended December 31:	2013	2012	2011
Cost of financing	$587	$545	$553
Interest expense	405	470	402
Net investment derivative activity	(3)	(11)	9
Interest capitalized	22	18	9
Total interest paid and accrued	$1,011	$1,022	$973

Refer to the related discussion on page 143 in note T, “Segment Information,” for total interest expense of the Global Financing segment. See note D, “Financial Instruments,” on pages 102 through 106 for a discussion of the use of currency and interest rate swaps in the company’s debt risk management program.

Lines of Credit

In 2013, the company extended the term of its five-year, $10 billion Credit Agreement (the “Credit Agreement”) by one year to November 10, 2018. The total expense recorded by the company related to this global credit facility was $5.4 million in 2013, $5.3 million in 2012 and $5.0 million in 2011. The Credit Agreement permits the company and its Subsidiary Borrowers to borrow up to $10 billion on a revolving basis. Borrowings of the Subsidiary Borrowers will be unconditionally backed by the company. The company may also, upon the agreement of either existing lenders, or of the additional banks not currently party to the Credit Agreement, increase the commitments under the Credit Agreement up to an additional $2.0 billion. Subject to certain terms of the Credit Agreement, the company and Subsidiary Borrowers may borrow, prepay and rebor-row amounts under the Credit Agreement at any time during the Credit Agreement. Interest rates on borrowings under the Credit Agreement will be based on prevailing market interest rates, as further described in the Credit Agreement. The Credit Agreement contains customary representations and warranties, covenants, events of default, and indemnification provisions. The company believes that circumstances that might give rise to breach of these covenants or an event of default, as specified in the Credit Agreement, are remote. As of December 31, 2013, there were no borrowings by the company, or its subsidiaries, under the Credit Agreement.

The company also has other committed lines of credit in some of the geographies which are not significant in the aggregate. Interest rates and other terms of borrowing under these lines of credit vary from country to country, depending on local market conditions.

NOTE K.

OTHER LIABILITIES

($ in millions)

At December 31:	2013	2012*
Income tax reserves	$3,189	$2,527
Excess 401(k) Plus Plan	1,673	1,501
Disability benefits	699	890
Derivative liabilities	126	78
Special restructuring actions	440	430
Workforce reductions	500	473
Deferred taxes	1,741	448
Other taxes payable	186	24
Environmental accruals	231	216
Warranty accruals	171	167
Asset retirement obligations	129	127
Acquisition-related accruals	205	35
Other	644	691
Total	$9,934	$7,607

* Reclassified to conform with 2013 presentation.

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

In addition, the company executed certain special restructuring-related actions prior to 2006. The table below provides a roll forward of the current and noncurrent liabilities associated with these special actions. The current liabilities presented in the table are included in other accrued expenses and liabilities in the Consolidated Statement of Financial Position.

(in millions)

	Liability			Liability
	as of			as of
	January 1,		Other	December 31,
	2013	Payments	Adjustments*	2013
Current
Workforce	$28	$(29)	$29	$27
Space	2	(1)	(1)	0
Total current	$30	$(30)	$28	$27
Noncurrent
Workforce	$430	$—	$10	$440
Total noncurrent	$430	$—	$10	$440

*The other adjustments column in the table above principally includes the reclassification of noncurrent to current, remeasurement of actuarial assumptions, foreign currency translation adjustments and interest accretion.

The workforce accruals primarily relate to terminated employees who are no longer working for the company who were granted annual payments to supplement their incomes in certain countries. Depending on the individual country’s legal requirements, these required payments will continue until the former employee begins receiving pension benefits or passes away. The space accruals are for ongoing obligations to pay rent for vacant space that could not be sublet or space that was sublet at rates lower than the committed lease arrangement. These obligations for vacant space were settled through 2013.

The company employs extensive internal environmental protection programs that primarily are preventive in nature. The company also participates in environmental assessments and cleanups at a number of locations, including operating facilities, previously owned facilities and Superfund sites. The company’s maximum exposure for all environmental liabilities cannot be estimated and no amounts have been recorded for non-ARO environmental liabilities that are not probable or estimable. The total amounts accrued for non-ARO environmental liabilities, including amounts classified as current in the Consolidated Statement of Financial Position, that do not reflect actual or anticipated insurance recoveries, were $245 million and $229 million at December 31, 2013 and 2012, respectively. Estimated environmental costs are not expected to materially affect the consolidated financial position or consolidated results of the company’s operations in future periods. However, estimates of future costs are subject to change due to protracted cleanup periods and changing environmental remediation regulations.

As of December 31, 2013, the company was unable to estimate the range of settlement dates and the related probabilities for certain asbestos remediation AROs. These conditional AROs are primarily related to the encapsulated structural fireproofing that is not subject to abatement unless the buildings are demolished and non-encapsulated asbestos that the company would remediate only if it performed major renovations of certain existing buildings. Because these conditional obligations have indeterminate settlement dates, the company could not develop a reasonable estimate of their fair values. The company will continue to assess its ability to estimate fair values at each future reporting date. The related liability will be recognized once sufficient additional information becomes available. The total amounts accrued for ARO liabilities, including amounts classified as current in the Consolidated Statement of Financial Position were $160 million and $171 million at December 31, 2013 and 2012, respectively.

Notes to Consolidated Financial Statements

International Business Machines Corporation and Subsidiary Companies

NOTE L.

EQUITY ACTIVITY

The authorized capital stock of IBM consists of 4,687,500,000 shares of common stock with a $.20 per share par value, of which 1,054,390,937 shares were outstanding at December 31, 2013 and 150,000,000 shares of preferred stock with a $.01 per share par value, none of which were outstanding at December 31, 2013.

Stock Repurchases

The Board of Directors authorizes the company to repurchase IBM common stock. The company repurchased 73,121,942 common shares at a cost of $13,993 million, 61,246,371 common shares at a cost of $12,008 million and 88,683,716 common shares at a cost of $15,034 million in 2013, 2012 and 2011, respectively. These amounts reflect transactions executed through December 31 of each year. Actual cash disbursements for repurchased shares may differ due to varying settlement dates for these transactions. At December 31, 2013, $14,659 million of Board common stock repurchase authorization was still available. The company plans to purchase shares on the open market or in private transactions from time to time, depending on market conditions.

Other Stock Transactions

The company issued the following shares of common stock as part of its stock-based compensation plans and employees stock purchase plan: 9,961,389 shares in 2013, 15,091,320 shares in 2012, and 20,669,785 shares in 2011. The company issued 1,849,883 treasury shares in 2013, 2,746,169 treasury shares in 2012 and 4,920,198 treasury shares in 2011, as a result of RSU releases and exercises of stock options by employees of certain acquired businesses and by non-U.S. employees. Also, as part of the company’s stock-based compensation plans, 1,666,069 common shares at a cost of $336 million, 2,406,007 common shares at a cost of $468 million, and 1,717,246 common shares at a cost of $289 million in 2013, 2012 and 2011, respectively, were remitted by employees to the company in order to satisfy minimum statutory tax withholding requirements. These amounts are included in the treasury stock balance in the Consolidated Statement of Financial Position and the Consolidated Statement of Changes in Equity.

Reclassifications and Taxes Related to Items of Other Comprehensive Income

($ in millions)

	Before Tax	Tax (Expense)/	Net of Tax
For the year ended December 31, 2013:	Amount	Benefit	Amount
Other comprehensive income/(loss)
Foreign currency translation adjustments	$(1,335)	$(66)	$(1,401)
Net changes related to available-for-sale securities
Unrealized gains/(losses) arising during the period	$(4)	$2	$(3)
Reclassification of (gains)/losses to other (income) and expense	(8)	2	(5)
Subsequent changes in previously impaired securities arising during the period	4	(1)	3
Total net changes related to available-for-sale securities	$(8)	$3	$(5)
Unrealized gains/(losses) on cash flow hedges
Unrealized gains/(losses) arising during the period	$43	$(15)	$28
Reclassification of (gains)/losses to:
Cost of sales	34	(14)	21
SG&A expense	(39)	14	(25)
Other (income) and expense	(162)	62	(99)
Interest expense	0	(0)	0
Total unrealized gains/(losses) on cash flow hedges	$(123)	$47	$(76)
Retirement-related benefit plans(1)
Prior service costs/(credits)	$16	$(0)	$16
Net (losses)/gains arising during the period	5,369	(1,974)	3,395
Curtailments and settlements	(3)	1	(2)
Amortization of prior service (credits)/cost	(114)	40	(75)
Amortization of net (gains)/losses	3,499	(1,195)	2,304
Total retirement-related benefit plans	$8,767	$(3,128)	$5,639
Other comprehensive income/(loss)	$7,301	$(3,144)	$4,157

(1) These AOCI components are included in the computation of net periodic pension cost. (See note S, “Retirement-Related Benefits,” on pages 127 to 141 for additional information.)

Notes to Consolidated Financial Statements

International Business Machines Corporation and Subsidiary Companies

($ in millions)

	Before Tax	Tax (Expense)/	Net of Tax
For the year ended December 31, 2012:	Amount	Benefit	Amount
Other comprehensive income/(loss)
Foreign currency translation adjustments	$(44)	$10	$(34)
Net changes related to available-for-sale securities
Unrealized gains/(losses) arising during the period	$8	$(4)	$4
Reclassification of (gains)/losses to other (income) and expense	(42)	17	(25)
Subsequent changes in previously impaired securities arising during the period	20	(8)	12
Total net changes related to available-for-sale securities	$(14)	$5	$(9)
Unrealized gains/(losses) on cash flow hedges
Unrealized gains/(losses) arising during the period	$32	$(27)	$5
Reclassification of (gains)/losses to:
Cost of sales	(7)	(6)	(13)
SG&A expense	(16)	4	(12)
Other (income) and expense	(237)	91	(146)
Interest expense	6	(3)	3
Total unrealized gains/(losses) on cash flow hedges	$(220)	$59	$(161)
Retirement-related benefit plans(1)
Net (losses)/gains arising during the period	$(7,489)	$2,327	$(5,162)
Curtailments and settlements	(2)	0	(2)
Amortization of prior service (credits)/cost	(148)	59	(89)
Amortization of net (gains)/losses	2,457	(874)	1,583
Total retirement-related benefit plans	$(5,182)	$1,513	$(3,669)
Other comprehensive income/(loss)	$(5,460)	$1,587	$(3,874)

(1) These AOCI components are included in the computation of net periodic pension cost. (See note S, “Retirement-Related Benefits,” on pages 127 to 141 for additional information.)

Notes to Consolidated Financial Statements

International Business Machines Corporation and Subsidiary Companies

($ in millions)

	Before Tax	Tax (Expense)/	Net of Tax
For the year ended December 31, 2011:	Amount	Benefit	Amount
Other comprehensive income/(loss)
Foreign currency translation adjustments	$(693)	$(18)	$(711)
Net changes related to available-for-sale securities
Unrealized gains/(losses) arising during the period	$(14)	$5	$(9)
Reclassification of (gains)/losses to other (income) and expense	(231)	88	(143)
Subsequent changes in previously impaired securities arising during the period	4	(1)	3
Total net changes related to available-for-sale securities	$(241)	$91	$(150)
Unrealized gains/(losses) on cash flow hedges
Unrealized gains/(losses) arising during the period	$(266)	$105	$(162)
Reclassification of (gains)/losses to:
Cost of sales	182	(61)	121
SG&A expense	75	(23)	52
Other (income) and expense	247	(3)	244
Interest expense	8	(95)	(88)
Total unrealized gains/(losses) on cash flow hedges	$245	$(77)	$167
Retirement-related benefit plans(1)
Prior service costs/(credits)	$(28)	$7	$(22)
Net (losses)/gains arising during the period	(5,463)	1,897	(3,566)
Curtailments and settlements	11	(3)	7
Amortization of prior service (credits)/cost	(157)	62	(94)
Amortization of net (gains)/losses	1,847	(619)	1,227
Total retirement-related benefit plans	$(3,790)	$1,343	$(2,448)
Other comprehensive income/(loss)	$(4,479)	$1,339	$(3,142)

(1) These AOCI components are included in the computation of net periodic pension cost. (See note S, “Retirement-Related Benefits,” on pages 127 to 141 for additional information.)

Accumulated Other Comprehensive Income/(Loss) (net of tax)

($ in millions)

			Net Change	Net Unrealized
	Net Unrealized	Foreign	Retirement-	Gains/(Losses)	Accumulated
	Gains/(Losses)	Currency	Related	on Available-	Other
	on Cash Flow	Translation	Benefit	For-Sale	Comprehensive
	Hedges	Adjustments*	Plans	Securities	Income/(Loss)
December 31, 2010	$(96)	$2,478	$(21,289)	$164	$(18,743)
Other comprehensive income before reclassifications	(162)	(711)	(3,581)	(7)	(4,461)
Amount reclassified from accumulated other comprehensive income	329	0	1,133	(143)	1,319
Total change for the period	167	(711)	(2,448)	(150)	(3,142)
December 31, 2011	71	1,767	(23,737)	13	(21,885)
Other comprehensive income before reclassifications	5	(34)	(5,164)	16	(5,177)
Amount reclassified from accumulated other comprehensive income	(167)	0	1,495	(25)	1,303
Total change for the period	(161)	(34)	(3,669)	(9)	(3,874)
December 31, 2012	(90)	1,733	(27,406)	4	(25,759)
Other comprehensive income before reclassifications	28	(1,401)	3,409	0	2,036
Amount reclassified from accumulated other comprehensive income	(103)	0	2,229	(5)	2,121
Total change for the period	(76)	(1,401)	5,639	(5)	4,157
December 31, 2013	$(165)	$332	$(21,767)	$(1)	$(21,602)

* Foreign currency translation adjustments are presented gross except for any associated hedges which are presented net of tax.

Notes to Consolidated Financial Statements

International Business Machines Corporation and Subsidiary Companies

NOTE M.

CONTINGENCIES AND COMMITMENTS

Contingencies

As a company with a substantial employee population and with clients in more than 175 countries, IBM is involved, either as plaintiff or defendant, in a variety of ongoing claims, demands, suits, investigations, tax matters and proceedings that arise from time to time in the ordinary course of its business. The company is a leader in the information technology industry and, as such, has been and will continue to be subject to claims challenging its IP rights and associated products and offerings, including claims of copyright and patent infringement and violations of trade secrets and other IP rights. In addition, the company enforces its own IP against infringement, through license negotiations, lawsuits or otherwise. Also, as is typical for companies of IBM’s scope and scale, the company is party to actions and proceedings in various jurisdictions involving a wide range of labor and employment issues (including matters related to contested employment decisions, country-specific labor and employment laws, and the company’s pension, retirement and other benefit plans), as well as actions with respect to contracts, product liability, securities, foreign operations, competition law and environmental matters. These actions may be commenced by a number of different parties, including competitors, clients, current or former employees, government and regulatory agencies, stockholders and representatives of the locations in which the company does business. Some of the actions to which the company is party may involve particularly complex technical issues, and some actions may raise novel questions under the laws of the various jurisdictions in which these matters arise.

The company records a provision with respect to a claim, suit, investigation or proceeding when it is probable that a liability has been incurred and the amount of the loss can be reasonably estimated. Any recorded liabilities, including any changes to such liabilities for the years ended December 31, 2013, 2012 and 2011 were not material to the Consolidated Financial Statements.

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

The company is a defendant in an action filed on March 6, 2003 in state court in Salt Lake City, Utah by the SCO Group (SCO v. IBM). The company removed the case to Federal Court in Utah. Plaintiff is an alleged successor in interest to some of AT&T’s UNIX IP rights, and alleges copyright infringement, unfair competition, interference with contract and breach of contract with regard to the company’s distribution of AIX and Dynix and contribution of code to Linux. The company has asserted counterclaims, including breach of contract, violation of the Lanham Act, unfair competition, intentional torts, unfair and deceptive trade practices, breach of the General Public License that governs open source distributions, promissory estoppel and copyright infringement. Motions for summary judgment were heard in March 2007, and the court has not yet issued its decision. On September 14, 2007, plaintiff filed for bankruptcy protection, and all proceedings in this case were stayed. On August 25, 2009, the U.S. Bankruptcy Court for the District of Delaware approved the appointment of a Trustee of SCO. The court in another suit, the SCO Group, Inc. v. Novell, Inc., held a trial in March 2010. The jury found that Novell is the owner of UNIX and UnixWare copyrights; the judge subsequently ruled that SCO is obligated to recognize Novell’s waiver of SCO’s claims against IBM and Sequent for breach of UNIX license agreements. On August 30, 2011, the Tenth Circuit Court of Appeals affirmed the district court’s ruling and denied SCO’s appeal of this matter. In June 2013, the Federal Court in Utah granted SCO’s motion to reopen the SCO v. IBM case. On July 10, 2013, the Court entered an order dismissing seven of SCO’s ten claims, specifically its breach of contract and copyright claims, and one tortious interference claim.

On May 13, 2010, IBM and the State of Indiana (acting on behalf of the Indiana Family and Social Services Administration) sued one another in a dispute over a 2006 contract regarding the modernization of social

Notes to Consolidated Financial Statements

International Business Machines Corporation and Subsidiary Companies

service program processing in Indiana. The State terminated the contract, claiming that IBM was in breach, and the State is seeking damages. IBM believes the State’s claims against it are without merit and is seeking payment of termination amounts specified in the contract.  After six weeks of trial, on July 18, 2012, the Indiana Superior Court in Marion County rejected the State’s claims in their entirety and awarded IBM $52 million plus interest and costs. On February 13, 2014, the Indiana Court of Appeals reversed portions of the trial judge’s findings, found IBM in material breach, and ordered the case remanded to the trial judge to determine the State’s damages, if any.  The Indiana Court of Appeals also affirmed approximately $50 million of the trial court’s award of damages to IBM. This matter remains pending in the Indiana courts.

IBM United Kingdom Limited (IBM UK) initiated legal proceedings in May 2010 before the High Court in London against the IBM UK Pensions Trust (the UK Trust) and two representative beneficiaries of the UK Trust membership. IBM UK is seeking a declaration that it acted lawfully both in notifying the Trustee of the UK Trust that it was closing its UK defined benefit plans to future accruals for most participants and in implementing the company’s new retirement policy. The trial in the High Court concluded in April 2013 and the company is awaiting a ruling from the Court. In addition, IBM UK is a defendant in approximately 290 individual actions brought since early 2010 by participants of the defined benefits plans who left IBM UK. These actions, which allege constructive dismissal and age discrimination, are pending before the Employment Tribunal in Southampton UK and are currently stayed pending resolution of the above-referenced High Court proceedings.

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

In March 2011, the company announced that it had agreed to settle a civil enforcement action with the Securities and Exchange Commission (SEC) relating to activities by employees of IBM Korea, LG IBM, IBM (China) Investment Company Limited and IBM Global Services (China) Co., Ltd., during the period from 1998 through 2009, allegedly in violation of the Foreign Corrupt Practices Act of 1977. As part of that settlement, IBM consented to the entry of a judgment relating to the books and records and internal control provisions of the securities laws, and also agreed to pay a total of $10 million, categorized by the SEC as follows: (i) $5.3 million, representing profits gained as a result of the conduct alleged in the SEC’s complaint, (ii) prejudgment interest on that amount of $2.7 million, and (iii) a civil penalty of $2 million. On July 25, 2013, the court approved that 2011 settlement and required that for a two-year period IBM make reports to the SEC and the court on certain matters, including those relating to compliance with the FCPA. In early 2012, IBM notified the SEC of an investigation by the Polish Central Anti-Corruption Bureau involving allegations of illegal activity by a former IBM Poland employee in connection with sales to the Polish government. IBM is cooperating with the SEC and Polish authorities in this matter. In April 2013, IBM learned that the U.S. Department of Justice (DOJ) is also investigating allegations related to the Poland matter, as well as allegations relating to transactions in Argentina, Bangladesh and Ukraine. The DOJ is also seeking information regarding the company’s global FCPA compliance program and its public sector business. The company is cooperating with the DOJ in this matter.

In May 2013, IBM learned that the SEC is conducting an investigation into how IBM reports cloud revenue. IBM is cooperating with the SEC in this matter.

In December 2013, a putative class action lawsuit was filed in the United States District Court for the Southern District of New York related to the company’s third-quarter 2013 financial results disclosure. The company, its Chairman, President and Chief Executive Officer, and a former Senior Vice President and Chief Financial Officer of the company are named as defendants. Plaintiffs allege that defendants violated Section 20(a) and Section 10(b) of the Securities Exchange Act of 1934, and Rule 10b-5 thereunder.

The company is a defendant in numerous actions filed after January 1, 2008 in the Supreme Court for the State of New York, county of Broome, on behalf of hundreds of plaintiffs. The complaints allege numerous and different causes of action, including for negligence and recklessness, private nuisance and trespass. Plaintiffs in these cases seek medical monitoring and claim damages in unspecified amounts for a variety of personal injuries and property damages allegedly arising out of the presence of ground-water contamination and vapor intrusion of groundwater contaminants into certain structures in which plaintiffs reside or resided, or conducted business, allegedly resulting from the release of chemicals into the environment by the company at its former manufacturing and development facility in Endicott. These complaints also seek punitive damages in an unspecified amount.

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

The company is also subject to ongoing tax examinations and governmental assessments in various jurisdictions. Along with many

Notes to Consolidated Financial Statements

International Business Machines Corporation and Subsidiary Companies

other U.S. companies doing business in Brazil, the company is involved in various challenges with Brazilian authorities regarding non-income tax assessments and non-income tax litigation matters. These matters include claims for taxes on the importation of computer software. In November 2008, the company won a significant case in the Superior Chamber of the federal administrative tax court in Brazil, and in late July 2009, the company received written confirmation regarding this decision. The total potential amount related to the remaining matters for all applicable years is approximately $700 million. The company believes it will prevail on these matters and that this amount is not a meaningful indicator of liability.

Commitments

The company’s extended lines of credit to third-party entities include unused amounts of $5,028 million and $4,719 million at December 31, 2013 and 2012, respectively. A portion of these amounts was available to the company’s business partners to support their working capital needs. In addition, the company has committed to provide future financing to its clients in connection with client purchase agreements for approximately $1,769 million and $1,513 million at December 31, 2013 and 2012, respectively.

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

In addition, the company guarantees certain loans and financial commitments. The maximum potential future payment under these financial guarantees was $44 million and $65 million at December 31, 2013 and 2012, respectively. The fair value of the guarantees recognized in the Consolidated Statement of Financial Position is not material.

NOTE N.

TAXES

($ in millions)

For the year ended December 31:	2013	2012	2011
Income before income taxes
U.S. operations	$6,857	$9,668	$9,716
Non-U.S. operations	12,667	12,234	11,287
Total income before income taxes	$19,524	$21,902	$21,003

The provision for income taxes by geographic operations is as follows:

($ in millions)

For the year ended December 31:	2013	2012	2011
U.S. operations	$993	$2,582	$2,141
Non-U.S. operations	2,048	2,716	3,007
Total provision for income taxes	$3,041	$5,298	$5,148

The components of the provision for income taxes by taxing jurisdiction are as follows:

($ in millions)

For the year ended December 31:	2013	2012	2011
U.S. federal
Current	$1,406	$1,361	$268
Deferred	(652)	403	909
	754	1,764	1,177
U.S. state and local
Current	178	134	429
Deferred	(321)	289	81
	(143)	423	510
Non-U.S.
Current	3,067	3,006	3,239
Deferred	(637)	105	222
	2,430	3,111	3,461
Total provision for income taxes	3,041	5,298	5,148
Provision for social security, real estate, personal property and other taxes	4,198	4,331	4,289
Total taxes included in net income	$7,239	$9,629	$9,437

A reconciliation of the statutory U.S. federal tax rate to the company’s effective tax rate is as follows:

For the year ended December 31:	2013*	2012*	2011*
Statutory rate	35%	35%	35%
Foreign tax differential	(14)	(11)	(10)
State and local	(0)	1	2
Domestic incentives	(3)	(1)	(1)
Other	(2)	(0)	(1)
Effective rate	16%	24%	25%

* Percentages rounded for disclosure purposes.

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

In the fourth quarter of 2013, the Internal Revenue Service (IRS) concluded its examination of the company’s income tax returns for 2008 through 2010 and issued a final Revenue Agent Report (RAR). The company agreed with all of the adjustments. The company has redetermined its unrecognized tax benefits, including similar items in open tax years, based on the agreed adjustments in the RAR and associated information and analysis.

The 2013 effective tax rate benefitted by 11.5 points from the completion of the IRS examination discussed above including associated reserve redeterminations. In addition, the effective tax rate also benefitted from the company’s geographic mix of pre-tax income and incentives, the impact of foreign tax credits, benefits realized during the year related to the American Taxpayer Relief Act, a favorable tax agreement which required a reassessment of certain valuation allowances on deferred taxes and certain non-U.S. audit settlements.

These benefits were partially offset by 2013 tax charges related to certain intercompany payments made by foreign subsidiaries and the tax costs associated with the intercompany licensing of certain IP.

The effect of tax law changes on deferred tax assets and liabilities did not have a material impact on the company’s effective tax rate.

The significant components of deferred tax assets and liabilities that are recorded in the Consolidated Statement of Financial Position were as follows:

Deferred Tax Assets

($ in millions)

At December 31:	2013	2012*
Retirement benefits	$3,704	$5,870
Share-based and other compensation	1,262	1,666
Domestic tax loss/credit carryforwards	982	954
Deferred income	964	1,018
Foreign tax loss/credit carryforwards	651	681
Bad debt, inventory and warranty reserves	592	586
Depreciation	382	456
Other	1,774	1,659
Gross deferred tax assets	10,311	12,890
Less: valuation allowance	734	1,187
Net deferred tax assets	$9,577	$11,703

* Reclassified to conform with 2013 presentation.

Deferred Tax Liabilities

($ in millions)

At December 31:	2013	2012*
Depreciation	$1,346	$1,378
Retirement benefits	1,219	257
Goodwill and intangible assets	1,173	957
Leases	1,119	2,216
Software development costs	558	542
Deferred transition costs	424	440
Other	841	993
Gross deferred tax liabilities	$6,680	$6,783

* Reclassified to conform with 2013 presentation.

For income tax return purposes, the company has foreign and domestic loss carryforwards, the tax effect of which is $626 million, as well as domestic and foreign credit carryforwards of $1,007 million. Substantially all of these carryforwards are available for at least two years or are available for 10 years or more.

The valuation allowance at December 31, 2013 principally applies to certain foreign, state and local loss carryforwards that, in the opinion of management, are more likely than not to expire unutilized. However, to the extent that tax benefits related to these carry-forwards are realized in the future, the reduction in the valuation allowance will reduce income tax expense.

The amount of unrecognized tax benefits at December 31, 2013 decreased by $1,214 million in 2013 to $4,458 million. A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

($ in millions)

	2013	2012	2011
Balance at January 1	$5,672	$5,575	$5,293
Additions based on tax positions related to the current year	829	401	672
Additions for tax positions of prior years	417	215	379
Reductions for tax positions of prior years (including impacts due to a lapse in statute)	(2,201)	(425)	(538)
Settlements	(259)	(94)	(231)
Balance at December 31	$4,458	$5,672	$5,575

The additions to unrecognized tax benefits related to the current and prior years are primarily attributable to non-U.S. issues, certain tax incentives and credits, acquisition-related matters and state issues. The settlements and reductions to unrecognized tax benefits for tax positions of prior years are primarily attributable to the completion of the IRS examination for 2008-2010, non-U.S. audits and impacts due to lapses in statutes of limitation.

In April 2010, the company appealed the determination of a non-U.S. taxing authority with respect to certain foreign tax losses. The tax benefit of these losses totals $1,141 million as of December 31, 2013. The 2013 decrease was driven by currency

Notes to Consolidated Financial Statements

International Business Machines Corporation and Subsidiary Companies

and has been included in the 2013 reductions for tax positions of prior years. In April 2011, the company received notification that the appeal was denied. In June 2011, the company filed a lawsuit challenging this decision. The company filed its latest brief in December 2013. No final determination has been reached on this matter.

The liability at December 31, 2013 of $4,458 million can be reduced by $556 million of offsetting tax benefits associated with the correlative effects of potential transfer pricing adjustments, state income taxes and timing adjustments. The net amount of $3,902 million, if recognized, would favorably affect the company’s effective tax rate. The net amounts at December 31, 2012 and 2011 were $5,099 million and $5,090 million, respectively.

Interest and penalties related to income tax liabilities are included in income tax expense. During the year ended December 31, 2013, the company recognized a $93 million benefit in interest expense and penalties; in 2012, the company recognized $134 million in interest expense and penalties, and in 2011, the company recognized $129 million in interest expense and penalties. The company has $417 million for the payment of interest and penalties accrued at December 31, 2013, and had $533 million accrued at December 31, 2012.

Within the next 12 months, the company believes it is reasonably possible that the total amount of unrecognized tax benefits associated with certain positions may be reduced. The company expects that certain foreign and state issues may be concluded in the next 12 months. The company estimates that the unrecognized tax benefits at December 31, 2013 could be reduced by approximately $101 million.

The company is subject to taxation in the U.S. and various state and foreign jurisdictions. With respect to major U.S. state and foreign taxing jurisdictions, the company is generally no longer subject to tax examinations for years prior to 2008. The company is no longer subject to income tax examination of its U.S. federal tax return for years prior to 2011. The open years contain matters that could be subject to differing interpretations of applicable tax laws and regulations related to the amount and/or timing of income, deductions and tax credits. Although the outcome of tax audits is always uncertain, the company believes that adequate amounts of tax and interest have been provided for any adjustments that are expected to result for these years.

In the fourth quarter of 2013, the company received a draft tax assessment notice for approximately $866 million from the Indian Tax Authorities for 2009. The company believes it will prevail on these matters and that this amount is not a meaningful indicator of liability. At December 31, 2013, the company has recorded $433 million as prepaid income taxes in India. A significant portion of this balance represents cash tax deposits paid over time to protect the company’s right to appeal various income tax assessments made by the Indian Tax Authorities.

The company has not provided deferred taxes on $52.3 billion of undistributed earnings of non-U.S. subsidiaries at December 31, 2013, as it is the company’s policy to indefinitely reinvest these earnings in non-U.S. operations. However, the company periodically repatriates a portion of these earnings to the extent that it does not incur an additional U.S. tax liability. Quantification of the deferred tax liability, if any, associated with indefinitely reinvested earnings is not practicable.

NOTE O.

RESEARCH, DEVELOPMENT AND ENGINEERING

RD&E expense was $6,226 million in 2013, $6,302 million in 2012 and $6,258 million in 2011.

The company incurred expense of $5,959 million, $6,034 million and $5,990 million in 2013, 2012 and 2011, respectively, for scientific research and the application of scientific advances to the development of new and improved products and their uses, as well as services and their application. Within these amounts, software-related expense was $3,077 million, $3,078 million and $3,097 million in 2013, 2012 and 2011, respectively.

Expense for product-related engineering was $267 million, $268 million and $267 million in 2013, 2012 and 2011, respectively.

NOTE P.

EARNINGS PER SHARE OF COMMON STOCK

The following table presents the computation of basic and diluted earnings per share of common stock.

($ in millions except per share amounts)

For the year ended December 31:	2013	2012	2011
Weighted-average number of shares on which earnings per share calculations are based
Basic	1,094,486,604	1,142,508,521	1,196,951,006
Add—incremental shares under stock-based compensation plans	6,751,240	10,868,426	14,241,131
Add—incremental shares associated with contingently issuable shares	1,804,313	2,072,370	2,575,848
Assuming dilution	1,103,042,156	1,155,449,317	1,213,767,985
Net income on which basic earnings per share is calculated	$16,483	$16,604	$15,855
Less—net income applicable to contingently issuable shares	(1)	(1)	0
Net income on which diluted earnings per share is calculated	$16,483	$16,603	$15,855
Earnings/(loss) per share of common stock
Assuming dilution	$14.94	$14.37	$13.06
Basic	$15.06	$14.53	$13.25

Notes to Consolidated Financial Statements

International Business Machines Corporation and Subsidiary Companies

Weighted-average stock options to purchase 8,797 common shares in 2013 were outstanding, but were not included in the computation of diluted earnings per share because the exercise price of the options was greater than the average market price of the common shares for the full year, and therefore, the effect would have been antidilutive. There were no stock options outstanding in 2012 and 2011 that were considered antidilutive and not included in the diluted earnings per share calculation.

NOTE Q.

RENTAL EXPENSE AND LEASE COMMITMENTS

Rental expense, including amounts charged to inventories and fixed assets, and excluding amounts previously reserved, was $1,759 million in 2013, $1,767 million in 2012 and $1,836 million in 2011. Rental expense in agreements with rent holidays and scheduled rent increases is recorded on a straight-line basis over the lease term. Contingent rentals are included in the determination of rental expense as accruable. The table below depicts gross minimum rental commitments under noncancelable leases, amounts related to vacant space associated with infrastructure reductions, sublease income commitments and capital lease commitments. These amounts reflect activities primarily related to office space, as well as manufacturing facilities.

($ in millions)

	2014	2015	2016	2017	2018	Beyond 2018
Operating lease commitments
Gross minimum rental commitments (including vacant space below)	$1,492	$1,286	$1,016	$799	$620	$778
Vacant space	$24	$16	$6	$4	$1	$0
Sublease income commitments	$22	$16	$14	$9	$4	$7
Capital lease commitments	$16	$12	$13	$3	$9	$5

NOTE R.

STOCK-BASED COMPENSATION

Stock-based compensation cost is measured at grant date, based on the fair value of the award, and is recognized over the employee requisite service period. See note A, “Significant Accounting Policies,” on page 90 for additional information.

The following table presents total stock-based compensation cost included in the Consolidated Statement of Earnings.

($ in millions)

For the year ended December 31:	2013	2012	2011
Cost	$122	$132	$120
Selling, general and administrative	435	498	514
Research, development and engineering	57	59	62
Other (income) and expense	—	(1)	—
Pre-tax stock-based compensation cost	614	688	697
Income tax benefits	(213)	(240)	(246)
Total stock-based compensation cost	$402	$448	$450

Total unrecognized compensation cost related to non-vested awards at December 31, 2013 and 2012 was $995 million and $1,101 million, respectively. The amount at December 31, 2013 is expected to be recognized over a weighted-average period of approximately three years.

There was no significant capitalized stock-based compensation cost at December 31, 2013, 2012 and 2011.

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

The amount of shares originally authorized to be issued under the company’s existing Plans was 274.1 million at December 31, 2013. In addition, certain incentive awards granted under previous plans, if and when those awards were canceled, could be reissued under the company’s existing Plans. As such, 66.2 million additional awards were considered authorized to be issued under the company’s existing Plans as of December 31, 2013. There were 118.6 million unused shares available to be granted under the Plans as of December 31, 2013.

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

During the years ended December 31, 2013, 2012 and 2011, the company did not grant stock options.

The following table summarizes option activity under the Plans during the years ended December 31, 2013, 2012 and 2011.

	2013		2012		2011
	Weighted-	Number of	Weighted-	Number of	Weighted-	Number of
	Average	Shares	Average	Shares	Average	Shares
	Exercise Price	Under Option	Exercise Price	Under Option	Exercise Price	Under Option
Balance at January 1	$94	11,389,721	$90	20,662,322	$94	39,197,728
Options exercised	90	(5,585,127)	86	(9,080,170)	98	(18,144,309)
Options canceled/expired	86	(181,643)	75	(192,431)	107	(391,097)
Balance at December 31	$97	5,622,951	$94	11,389,721	$90	20,662,322
Exercisable at December 31	$97	5,622,951	$94	11,389,721	$90	20,662,322

The shares under option at December 31, 2013 were in the following exercise price ranges:

	Options Outstanding and Exercisable
				Weighted-Average
	Weighted-	Number of	Aggregate	Remaining
	Average	Shares	Intrinsic	Contractual Life
Exercise Price Range	Exercise Price	Under Option	Value	(in Years)
$85 and under	$82	468,427	$49,244,658	2.1
$86–$105	98	4,908,689	440,012,196	1.1
$106 and over	106	245,835	20,055,475	0.2
	$97	5,622,951	$509,312,330	1.1

In connection with various acquisition transactions, there was an additional 0.6 million stock-based awards, consisting of stock options and restricted stock units, outstanding at December 31, 2013, as a result of the company’s assumption of stock-based awards previously granted by the acquired entities. The weighted-average exercise price of these awards was $67 per share.

Exercises of Employee Stock Options

The total intrinsic value of options exercised during the years ended December 31, 2013, 2012 and 2011 was $614 million, $1,005 million and $1,269 million, respectively. The total cash received from employees as a result of employee stock option exercises for the years ended December 31, 2013, 2012 and 2011 was approximately $505 million, $785 million and $1,786 million, respectively. In connection with these exercises, the tax benefits realized by the company for the years ended December 31, 2013, 2012 and 2011 were $199 million, $341 million and $412 million, respectively.

The company settles employee stock option exercises primarily with newly issued common shares and, occasionally, with treasury shares. Total treasury shares held at December 31, 2013 and 2012 were approximately 1,153 million and 1,080 million shares, respectively.

Stock Awards

In lieu of stock options, the company currently grants its employees stock awards. These awards are made in the form of Restricted Stock Units (RSUs), including Retention Restricted Stock Units (RRSUs), or Performance Share Units (PSUs).

Notes to Consolidated Financial Statements

International Business Machines Corporation and Subsidiary Companies

The tables below summarize RSU and PSU activity under the Plans during the years ended December 31, 2013, 2012 and 2011.

RSUs

	2013		2012		2011
	Weighted-		Weighted-		Weighted-
	Average	Number	Average	Number	Average	Number
	Grant Price	of Units	Grant Price	of Units	Grant Price	of Units
Balance at January 1	$148	9,841,461	$129	12,218,601	$110	11,196,446
RSUs granted	189	2,541,081	184	2,635,772	154	5,196,802
RSUs released	131	(2,952,363)	117	(4,338,787)	106	(3,508,700)
RSUs canceled/forfeited	154	(794,862)	139	(674,125)	122	(665,947)
Balance at December 31	$166	8,635,317	$148	9,841,461	$129	12,218,601

PSUs

	2013		2012		2011
	Weighted-		Weighted-		Weighted-
	Average	Number	Average	Number	Average	Number
	Grant Price	of Units	Grant Price	of Units	Grant Price	of Units
Balance at January 1	$151	3,172,201	$122	3,686,991	$111	3,649,288
PSUs granted at target	195	869,875	185	1,004,003	154	1,055,687
Additional shares earned above target*	118	152,069	102	550,399	118	230,524
PSUs released	118	(1,321,784)	102	(1,998,746)	118	(1,189,765)
PSUs canceled/forfeited	170	(48,067)	131	(70,446)	118	(58,743)
Balance at December 31**	$178	2,824,294	$151	3,172,201	$122	3,686,991

*                 Represents additional shares issued to employees after vesting of PSUs because final performance metrics exceeded specified targets.

**          Represents the number of shares expected to be issued based on achievement of grant date performance targets. The actual number of shares issued depends on the company’s performance against specified targets over the vesting period.

RSUs are stock awards granted to employees that entitle the holder to shares of common stock as the award vests, typically over a one- to five-year period. For RSUs, dividend equivalents are not paid. The fair value of such RSUs is determined and fixed on the grant date based on the company’s stock price adjusted for the exclusion of dividend equivalents.

The remaining weighted-average contractual term of RSUs at December 31, 2013, 2012 and 2011 is the same as the period over which the remaining cost of the awards will be recognized, which is approximately three years. The fair value of RSUs granted during the years ended December 31, 2013, 2012 and 2011 was $481 million, $486 million and $803 million, respectively. The total fair value of RSUs vested and released during the years ended December 31, 2013, 2012 and 2011 was $386 million, $509 million and $373 million, respectively. As of December 31, 2013, 2012 and 2011, there was $871 million, $938 million and $1,021 million, respectively, of unrecognized compensation cost related to non-vested RSUs. The company received no cash from employees as a result of employee vesting and release of RSUs for the years ended December 31, 2013, 2012 and 2011. In the second quarter of 2011, the company granted equity awards valued at approximately $1 thousand each to about 400,000 non-executive employees. These awards were made under the Plans and vest in December 2015.

PSUs are stock awards where the number of shares ultimately received by the employee depends on the company’s performance against specified targets and typically vest over a three-year period. For PSUs, dividend equivalents are not paid. The fair value of each PSU is determined on the grant date, based on the company’s stock price, adjusted for the exclusion of dividend equivalents, and assumes that performance targets will be achieved. Over the performance period, the number of shares of stock that will be issued is adjusted upward or downward based upon the probability of achievement of performance targets. The ultimate number of shares issued and the related compensation cost recognized as expense will be based on a comparison of the final performance metrics to the specified targets. The fair value of PSUs granted at target during the years ended December 31, 2013, 2012 and 2011 was $170 million, $186 million and $165 million, respectively. Total fair value of PSUs vested and released during the years ended December 31, 2013, 2012 and 2011 was $156 million, $203 million and $141 million, respectively.

In connection with vesting and release of RSUs and PSUs, the tax benefits realized by the company for the years ended December 31, 2013, 2012 and 2011 were $312 million, $454 million and $283 million, respectively.

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

Employees purchased 1.5 million, 1.6 million and 1.9 million shares under the ESPP during the years ended December 31, 2013, 2012 and 2011, respectively. Cash dividends declared and paid by the company on its common stock also include cash dividends on the company stock purchased through the ESPP. Dividends are paid on full and fractional shares and can be reinvested in the ESPP. The company stock purchased through the ESPP is considered outstanding and is included in the weighted-average outstanding shares for purposes of computing basic and diluted earnings per share.

Approximately 2.3 million, 3.8 million and 5.4 million shares were available for purchase under the ESPP at December 31, 2013, 2012 and 2011, respectively.

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

Defined Contribution Plans

IBM 401(k) Plus Plan

U.S. regular, full-time and part-time employees are eligible to participate in the IBM 401(k) Plus Plan, which is a qualified defined contribution plan under section 401(k) of the Internal Revenue Code. Effective January 1, 2008, under the IBM 401(k) Plus Plan, eligible employees receive a dollar-for-dollar match of their contributions up to 6 percent of eligible compensation for those hired prior to January 1, 2005, and, generally up to 5 percent of eligible compensation for those hired on or after January 1, 2005. In addition, eligible employees receive automatic contributions from the company equal to 1, 2 or 4 percent of eligible compensation based on their eligibility to participate in the PPP as of December 31, 2007. Employees generally receive automatic contributions and matching contributions after the completion of one year of service. Further, through June 30, 2009, IBM contributed transition credits to eligible participants’ 401(k) Plus Plan accounts. The amount of the transition credits was based on a participant’s age and service as of June 30, 1999.

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

Amounts deferred into the Excess 401(k) are record-keeping (notional) accounts and are not held in trust for the participants. Participants in the Excess 401(k) may invest their notional accounts in investments which mirror the primary investment options available under the 401(k) Plus Plan. Participants in the Excess 401(k) are also eligible to receive company match and automatic contributions on eligible compensation deferred into the Excess 401(k) and on compensation earned in excess of the Internal Revenue Code pay limit once they have completed one year of service. Through June 30, 2009, eligible participants also received transition credits. Amounts deferred into the Excess 401(k), including company contributions are recorded as liabilities in the Consolidated Statement of Financial Position. Effective January 1, 2013, matching and automatic contributions are recorded once annually at the end of the year. In order to receive such contributions each year, a participant must be employed on December 15 of the plan year. However, if a participant separates from service prior to December 15, and has completed certain service and/or age requirements, then the participant will be eligible to receive such matching and automatic contributions following separation from service.

Nonpension Postretirement Benefit Plan

U.S. Nonpension Postretirement Plan

The company sponsors a defined benefit nonpension postretirement benefit plan that provides medical and dental benefits to eligible U.S. retirees and eligible dependents, as well as life insurance for eligible U.S. retirees. Effective July 1, 1999, the company established a Future Health Account (FHA) for employees who were more than five years from retirement eligibility. Employees who were within five years of retirement eligibility are covered under the company’s prior retiree health benefits arrangements. Under either the FHA or the prior retiree health benefit arrangements, there is a maximum cost to the company for retiree health benefits. Effective January 1, 2014, the company amended the plan to establish a Health Reimbursement Arrangement (HRA) for each Medicare-eligible plan retiree, surviving spouse and long-term disability plan participant who is eligible for company subsidized coverage and who enrolls in an individual plan under the Medicare Exchange. The company also amended its life insurance plan. Employees retiring on or after January 1, 2015, will no longer be eligible for life insurance. Existing retirees and employees retiring during 2014 continue to be eligible for retiree life insurance.

Since January 1, 2004, new hires, as of that date or later, are not eligible for company subsidized nonpension postretirement benefits.

Non-U.S. Plans

Certain subsidiaries and branches outside the United States sponsor defined benefit and/or defined contribution plans that cover substantially all regular employees. The company deposits funds under various fiduciary-type arrangements, purchases annuities under group contracts or provides reserves for these plans. Benefits under the defined benefit plans are typically based either on years of service and the employee’s compensation (generally during a fixed number of years immediately before retirement) or on annual credits. The range of assumptions that are used for the non-U.S. defined benefit plans reflect the different economic environments within the various countries.

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

($ in millions)

	U.S. Plans			Non-U.S. Plans			Total
For the year ended December 31:	2013	2012	2011	2013	2012	2011	2013	2012	2011
Defined benefit pension plans	$(223)	$(526)	$(774)	$1,396	$1,040	$734	$1,173	$515	$(40)
Retention Plan	21	18	15	—	—	—	21	18	15
Total defined benefit pension plans (income)/cost	$(202)	$(507)	$(759)	$1,396	$1,040	$734	$1,195	$533	$(25)
IBM 401(k) Plus Plan and non-U.S. plans	$785	$857	$875	$575	$621	$608	$1,361	$1,478	$1,483
Excess 401(k)	24	29	30	—	—	—	24	29	30
Total defined contribution plans cost	$809	$885	$905	$575	$621	$608	$1,384	$1,506	$1,513
Nonpension postretirement benefit plans cost	$218	$268	$269	$79	$82	$76	$298	$350	$345
Total retirement-related benefits net periodic cost	$826	$646	$415	$2,051	$1,743	$1,418	$2,876	$2,389	$1,832

The following table presents a summary of the total PBO for defined benefit pension plans, APBO for nonpension postretirement benefit plans, fair value of plan assets and the associated funded status recorded in the Consolidated Statement of Financial Position.

($ in millions)

	Benefit Obligations		Fair Value of Plan Assets		Funded Status*
At December 31:	2013	2012	2013	2012	2013	2012
U.S. Plans
Overfunded plans
Qualified PPP	$49,315	$—	$53,954	$—	$4,639	$—
Underfunded plans
Qualified PPP	$—	$54,907	$—	$53,630	$—	$(1,277)
Excess PPP	1,425	1,576	—	—	(1,425)	(1,576)
Retention Plan	294	327	—	—	(294)	(327)
Nonpension postretirement benefit plan	4,633	5,282	177	433	(4,456)	(4,849)
Total underfunded U.S. plans	$6,352	$62,092	$177	$54,063	$(6,175)	$(8,029)
Non-U.S. Plans
Overfunded plans
Qualified defined benefit pension plans	$9,336	$6,944	$10,240	$7,889	$904	$945
Nonpension postretirement benefit plans	10	12	11	12	1	0
Total overfunded non-U.S. plans	$9,346	$6,956	$10,251	$7,901	$905	$945
Underfunded plans
Qualified defined benefit pension plans	$32,697	$35,956	$29,223	$30,169	$(3,474)	$(5,788)
Nonqualified defined benefit pension plans	6,587	6,418	—	—	(6,587)	(6,418)
Nonpension postretirement benefit plans	822	1,007	81	107	(741)	(900)
Total underfunded non-U.S. plans	$40,106	$43,381	$29,304	$30,276	$(10,802)	$(13,106)
Total overfunded plans	$58,661	$6,956	$64,205	$7,901	$5,544	$945
Total underfunded plans	$46,458	$105,473	$29,481	$84,338	$(16,977)	$(21,134)

* Funded status is recognized in the Consolidated Statement of Financial Position as follows: Asset amounts as prepaid pension assets; (Liability) amounts as compensation and benefits (current liability) and retirement and nonpension postretirement benefit obligations (noncurrent liability).

At December 31, 2013, the company’s qualified defined benefit pension plans worldwide were 102 percent funded compared to the benefit obligations, with the U.S. Qualified PPP 109 percent funded. Overall, including nonqualifed plans, the company’s defined benefit pension plans were 94 percent funded.

Notes to Consolidated Financial Statements

International Business Machines Corporation and Subsidiary Companies

Defined Benefit Pension and Nonpension Postretirement Benefit Plan Financial Information

The following tables through page 132 represent financial information for the company’s retirement-related benefit plans, excluding defined contribution plans. The defined benefit pension plans under U.S. Plans consists of the Qualified PPP, the Excess PPP and the Retention Plan. The defined benefit pension plans and the nonpension postretirement benefit plans under Non-U.S. Plans consists of all plans sponsored by the company’s subsidiaries. The nonpension postretirement benefit plan under U.S. Plan consists of only the U.S. Nonpension Postretirement Benefit Plan.

The tables below present the components of net periodic (income)/ cost of the retirement-related benefit plans recognized in the Consolidated Statement of Earnings, excluding defined contribution plans.

($ in millions)

	Defined Benefit Pension Plans
	U.S. Plans			Non-U.S. Plans
For the year ended December 31:	2013	2012	2011	2013	2012	2011
Service cost	$—	$—	$—	$501	$443	$505
Interest cost	1,980	2,196	2,456	1,524	1,779	1,843
Expected return on plan assets	(3,981)	(4,043)	(4,043)	(2,195)	(2,303)	(2,521)
Amortization of transition assets	—	—	—	0	(0)	(0)
Amortization of prior service costs/(credits)	10	10	10	(119)	(154)	(162)
Recognized actuarial losses	1,790	1,331	818	1,600	1,027	957
Curtailments and settlements	—	—	—	0	0	1
Multi-employer plans/other costs*	—	—	—	85	247	111
Total net periodic (income)/cost	$(202)	$(507)	$(759)	$1,396	$1,040	$734

($ in millions)

	Nonpension Postretirement Benefit Plans
	U.S. Plan			Non-U.S. Plans
For the year ended December 31:	2013	2012	2011	2013	2012	2011
Service cost	$35	$36	$33	$10	$14	$11
Interest cost	164	200	236	60	64	67
Expected return on plan assets	(1)	—	—	(9)	(9)	(10)
Amortization of transition assets	—	—	—	0	0	0
Amortization of prior service costs/(credits)	—	—	—	(5)	(4)	(4)
Recognized actuarial losses	21	32	—	23	17	13
Curtailments and settlements	—	—	—	0	0	—
Total net periodic cost	$218	$268	$269	$79	$82	$76

* The 2012 Non-U.S. plans amount includes $162 million related to the IBM UK pension litigation. See page 132 for additional information.

Notes to Consolidated Financial Statements

International Business Machines Corporation and Subsidiary Companies

The following table presents the changes in benefit obligations and plan assets of the company’s retirement-related benefit plans, excluding defined contribution plans.

($ in millions)

	Defined Benefit Pension Plans				Nonpension Postretirement Benefit Plans
	U.S. Plans		Non-U.S. Plans		U.S. Plan		Non-U.S. Plans
	2013	2012	2013	2012	2013	2012	2013	2012
Change in benefit obligation
Benefit obligation at January 1	$56,810	$54,085	$49,319	$42,861	$5,282	$5,273	$1,019	$901
Service cost	—	—	501	443	35	36	10	14
Interest cost	1,980	2,196	1,524	1,779	164	200	60	64
Plan participants’ contributions	—	—	42	47	191	200	—	—
Acquisitions/divestitures, net	—	—	89	26	(2)	2	(0)	—
Actuarial losses/(gains)	(4,344)	3,810	(362)	6,365	(481)	104	(89)	76
Benefits paid from trust	(3,303)	(3,184)	(1,920)	(1,987)	(557)	(551)	(6)	(6)
Direct benefit payments	(108)	(97)	(464)	(454)	(43)	(35)	(28)	(27)
Foreign exchange impact	—	—	(115)	77	—	—	(89)	(24)
Medicare/Government subsidies	—	—	—	—	30	53	—	—
Amendments/curtailments/settlements/other	—	—	6	161	15	—	(44)	21
Benefit obligation at December 31	$51,034	$56,810	$48,620	$49,319	$4,633	$5,282	$832	$1,019
Change in plan assets
Fair value of plan assets at January 1	$53,630	$51,218	$38,058	$35,362	$433	$38	$119	$112
Actual return on plan assets	3,626	5,596	2,515	3,742	0	0	5	10
Employer contributions	—	—	449	557	110	746	0	1
Acquisitions/divestitures, net	—	—	35	40	—	—	0	—
Plan participants’ contributions	—	—	42	47	191	200	—	—
Benefits paid from trust	(3,303)	(3,184)	(1,920)	(1,987)	(557)	(551)	(6)	(6)
Foreign exchange impact	—	—	121	305	—	—	(14)	(8)
Amendments/curtailments/settlements/other	—	—	164 *	(8)	—	—	(12)	10
Fair value of plan assets at December 31	$53,954	$53,630	$39,464	$38,058	$177	$433	$92	$119
Funded status at December 31	$2,920	$(3,180)	$(9,157)	$(11,261)	$(4,456)	$(4,849)	$(740)	$(900)
Accumulated benefit obligation**	$51,034	$56,810	$47,806	$48,369	N/A	N/A	N/A	N/A

*

Includes the reinstatement of certain plan assets in Brazil due to government rulings in 2011 and 2013 allowing certain previously restricted plan assets to be returned to IBM. The assets will be returned to IBM monthly over a three-year period, starting June 2011 and September 2013 respectively, with approximately $204 million returned during 2013. The remaining surplus in Brazil at December 31, 2013 remains excluded from total plan assets due to continued restrictions imposed by the government on the use of those plan assets.

**	Represents the benefit obligation assuming no future participant compensation increases.

N/A—Not applicable

The following table presents the net funded status recognized in the Consolidated Statement of Financial Position.

($ in millions)

	Defined Benefit Pension Plans				Nonpension Postretirement Benefit Plans
	U.S. Plans		Non-U.S. Plans		U.S. Plan		Non-U.S. Plans
At December 31:	2013	2012	2013	2012	2013	2012	2013	2012
Prepaid pension assets	$4,639	$0	$912	$944	$0	$0	$1	$0
Current liabilities—compensation and benefits	(107)	(102)	(364)	(356)	(256)	(239)	(16)	(20)
Noncurrent liabilities—retirement and nonpension postretirement benefit obligations	(1,612)	(3,078)	(9,705)	(11,849)	(4,200)	(4,610)	(725)	(880)
Funded status—net	$2,920	$(3,180)	$(9,157)	$(11,261)	$(4,456)	$(4,849)	$(740)	$(900)

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

($ in millions)

	Defined Benefit Pension Plans				Nonpension Postretirement Benefit Plans
	U.S. Plans		Non-U.S. Plans		U.S. Plan		Non-U.S. Plans
	2013	2012	2013	2012	2013	2012	2013	2012
Net loss at January 1	$19,488	$18,561	$22,188	$18,309	$806	$734	$269	$211
Current period loss/(gain)	(3,989)	2,258	(814)	4,905	(480)	104	(85)	75
Curtailments and settlements	—	—	3	2	—	—	0	—
Amortization of net loss included in net periodic (income)/cost	(1,790)	(1,331)	(1,600)	(1,027)	(21)	(32)	(23)	(17)
Net loss at December 31	$13,709	$19,488	$19,777	$22,188	$304	$806	$161	$269
Prior service costs/(credits) at January 1	$130	$139	$(614)	$(768)	$—	$—	$(6)	$(10)
Current period prior service costs/(credits)	—	—	0	—	15	—	(31)	—
Amortization of prior service (costs)/credits included in net periodic (income)/cost	(10)	(10)	119	154	—	—	5	4
Prior service costs/(credits) at December 31	$120	$130	$(496)	$(614)	$15	$—	$(32)	$(6)
Transition (assets)/liabilities at January 1	$—	$—	$0	$(0)	$—	$—	$0	$0
Amortization of transition assets/(liabilities) included in net periodic (income)/cost	—	—	0	0	—	—	0	(0)
Transition (assets)/liabilities at December 31	$—	$—	$0	$(0)	$—	$—	$0	$0
Total loss recognized in accumulated other comprehensive income/(loss)*	$13,829	$19,618	$19,281	$21,574	$319	$806	$129	$263

* See note L, “Equity Activity,” on pages 116 through 118 for the total change in AOCI, and the Consolidated Statement of Comprehensive Income for the components of net periodic (income)/cost, including the related tax effects, recognized in OCI for the retirement-related benefit plans.

The following table presents the pre-tax estimated net loss, estimated prior service costs/(credits) and estimated transition (assets)/ liabilities of the retirement-related benefit plans that will be amortized from AOCI into net periodic (income)/cost in 2014.

($ in millions)

	Defined Benefit		Nonpension Postretirement
	Pension Plans		Benefit Plans
	U.S. Plans	Non-U.S. Plans	U.S. Plan	Non-U.S. Plans
Net loss	$1,076	$1,461	$—	$11
Prior service costs/(credits)	10	(127)	(7)	(6)
Transition (assets)/liabilities	—	0	—	0

During the years ended December 31, 2013, 2012 and 2011, the company paid $14 million, $22 million and $16 million, respectively, for mandatory pension insolvency insurance coverage premiums in certain non-U.S. countries (Germany, Canada and the UK).

During the year ended December 31, 2013, the company amended the U.S. nonpension postretirement benefit plan. A plan amendment effective January 1, 2014, which established an HRA for Medicare eligible participants increased the benefit obligation $91 million. A plan amendment which ended life insurance eligibility for employees who retire on or after January 1, 2015 reduced the benefit obligation $76 million.

On October 12, 2012, the High Court in London issued a ruling against IBM United Kingdom Limited and IBM United Kingdom Holdings Limited, both wholly-owned subsidiaries of the company, in litigation involving one of IBM UK’s defined benefit plans. As a result of the ruling, the company recorded an additional pre-tax retirement-related obligation of $162 million in 2012 in selling, general and administrative expense in the Consolidated Statement of Earnings. See note M, “Contingencies and Commitments,” on page 120 for additional information.

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

	Defined Benefit Pension Plans
	U.S. Plans			Non-U.S. Plans
	2013	2012	2011	2013	2012	2011
Weighted-average assumptions used to measure net periodic (income)/cost for the year ended December 31
Discount rate	3.60%	4.20%	5.00%	3.23%	4.28%	4.33%
Expected long-term returns on plan assets	8.00%	8.00%	8.00%	6.21%	6.26%	6.41%
Rate of compensation increase*	N/A	N/A	N/A	2.51%	2.43%	2.37%
Weighted-average assumptions used to measure benefit obligations at December 31
Discount rate	4.50%	3.60%	4.20%	3.32%	3.23%	4.28%
Rate of compensation increase*	N/A	N/A	N/A	2.52%	2.51%	2.43%

* Rate of compensation increase is not applicable to the U.S. defined benefit pension plans as benefit accruals ceased December 31, 2007 for all participants.

N/A—Not applicable

	Nonpension Postretirement Benefit Plans
	U.S. Plan			Non-U.S. Plans
	2013	2012	2011	2013	2012	2011
Weighted-average assumptions used to measure net periodic cost for the year ended December 31
Discount rate	3.30%	3.90%	4.80%	6.43%	7.37%	7.75%
Expected long-term returns on plan assets	0.35%	N/A	N/A	9.01%	9.01%	9.07%
Weighted-average assumptions used to measure benefit obligations at December 31
Discount rate	4.10%	3.30%	3.90%	7.78%	6.43%	7.37%

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

For the U.S. defined benefit pension plans, the changes in the discount rate assumptions impacted the net periodic (income)/cost and the PBO. The changes in the discount rate assumptions resulted in a decrease in 2013 net periodic income of $162 million, a decrease in 2012 net periodic income of $258 million and a decrease in 2011 net periodic income of $171 million. The changes in the discount rate assumptions resulted in a decrease in the PBO of $4,785 million and an increase of $3,414 million at December 31, 2013 and 2012, respectively.

For the nonpension postretirement benefit plans, the changes in the discount rate assumptions had no material impact on net periodic cost for the years ended December 31, 2013, 2012 and 2011 and resulted in a decrease in the APBO of $298 million and an increase of $252 million at December 31, 2013 and 2012, respectively.

Expected Long-Term Returns on Plan Assets

Expected returns on plan assets, a component of net periodic (income)/cost, represent the expected long-term returns on plan assets based on the calculated market-related value of plan assets. Expected long-term returns on plan assets take into account long-term expectations for future returns and the investment policies and strategies as described on page 135. These rates of return are developed by the company and are tested for reasonableness against historical returns. The use of expected long-term returns on plan assets may result in recognized pension income that is greater or less than the actual returns of those plan assets in any given year. Over time, however, the expected long-term returns are designed to approximate the actual long-term returns, and therefore result in a pattern of income and cost recognition that more closely matches the pattern of the services provided by the employees. Differences

Notes to Consolidated Financial Statements

International Business Machines Corporation and Subsidiary Companies

between actual and expected returns are recognized as a component of net loss or gain in AOCI, which is amortized as a component of net periodic (income)/cost over the service lives or life expectancy of the plan participants, depending on the plan, provided such amounts exceed certain thresholds provided by accounting standards. The market-related value of plan assets recognizes changes in the fair value of plan assets systematically over a five-year period in the expected return on plan assets line in net periodic (income)/cost.

For the U.S. defined benefit pension plan, the Qualified PPP, the expected long-term rate of return on plan assets of 8.00 percent remained constant for the years ended December 31, 2013, 2012 and 2011 and, consequently, had no incremental impact on net periodic (income)/cost.

For the nonpension postretirement benefit plans, the company maintains a highly liquid trust fund balance to ensure timely payments are made. As a result, for the years ended December 31, 2013, 2012 and 2011, the expected long-term return on plan assets and the actual return on those assets were not material.

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

For the PPP, the change in the interest crediting rate to 1.2 percent for the year ended December 31, 2013, from 1.1 percent for the year ended December 31, 2012, resulted in a decrease in 2013 net periodic income of $6 million. The change in the interest crediting rate to 1.1 percent for the year ended December 31, 2012, from 1.3 percent for the year ended December 31, 2011, resulted in an increase in 2012 net periodic income of $10 million. The change in the interest crediting rate to 1.3 percent for the year ended December 31, 2011, from 1.4 percent for the year ended December 31, 2010, resulted in an increase in 2011 net periodic income of $4 million.

Healthcare Cost Trend Rate

For nonpension postretirement benefit plan accounting, the company reviews external data and its own historical trends for healthcare costs to determine the healthcare cost trend rates. However, the healthcare cost trend rate has an insignificant effect on plan costs and obligations as a result of the terms of the plan which limit the company’s obligation to the participants. The company assumes that the healthcare cost trend rate for 2014 will be 6.5 percent. In addition, the company assumes that the same trend rate will decrease to 5 percent over the next three years. A one percentage point increase or decrease in the assumed healthcare cost trend rate would not have had a material effect on 2013, 2012 and 2011 net periodic cost or the benefit obligations as of December 31, 2013 and 2012.

Healthcare Legislation

The expected effects of the U.S. healthcare reform legislation enacted in March 2010 were incorporated into the remeasurements of the U.S. nonpension postretirement benefit plan at December 31, 2013 and 2012. The impact was insignificant as a result of the terms of the plan which limit the company’s obligation to the participants.

Notes to Consolidated Financial Statements

International Business Machines Corporation and Subsidiary Companies

Plan Assets

Retirement-related benefit plan assets are recognized and measured at fair value as described in note A, “Significant Accounting Policies,” on pages 91 and 92. Because of the inherent uncertainty of valuations, these fair value measurements may not necessarily reflect the amounts the company could realize in current market transactions.

Investment Policies and Strategies

The investment objectives of the Qualified PPP portfolio are designed to generate returns that will enable the plan to meet its future obligations. The precise amount for which these obligations will be settled depends on future events, including the retirement dates and life expectancy of the plans’ participants. The obligations are estimated using actuarial assumptions, based on the current economic environment and other pertinent factors described on pages 132 through 134. The Qualified PPP portfolio’s investment strategy balances the requirement to generate returns, using potentially higher yielding assets such as equity securities, with the need to control risk in the portfolio with less volatile assets, such as fixed-income securities. Risks include, among others, inflation, volatility in equity values and changes in interest rates that could cause the plan to become underfunded, thereby increasing its dependence on contributions from the company. To mitigate any potential concentration risk, careful consideration is given to balancing the portfolio among industry sectors, companies and geographies, taking into account interest rate sensitivity, dependence on economic growth, currency and other factors that affect investment returns. As a result, the Qualified PPP portfolio’s target allocation is 42 percent equity securities, 47 percent fixed-income securities, 6 percent real estate and 5 percent other investments, which is consistent with the allocation decisions made by the company’s management and is similar to the prior year target allocation. The table on page 136 details the actual equity, fixed income, real estate and other types of investments in the Qualified PPP portfolio.

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

Market liquidity risks are tightly controlled, with $6,809 million of the Qualified PPP portfolio invested in private market assets consisting of private equities and private real estate investments, which are less liquid than publicly traded securities. As of December 31, 2013, the Qualified PPP portfolio had $2,830 million in commitments for future investments in private markets to be made over a number of years. These commitments are expected to be funded from plan assets.

Derivatives are used as an effective means to achieve investment objectives and/or as a component of the plan’s risk management strategy. The primary reasons for the use of derivatives are fixed income management, including duration, interest rate management and credit exposure, cash equitization and to manage currency and commodity strategies.

Outside the U.S., the investment objectives are similar to those described above, subject to local regulations. The weighted-average target allocation for the non-U.S. plans is 33 percent equity securities, 54 percent fixed-income securities, 2 percent real estate and 11 percent other investments, which is consistent with the allocation decisions made by the company’s management. The table on page 136 details the actual equity, fixed income, real estate and other types of investments for non-U.S. plans. In some countries, a higher percentage allocation to fixed income is required to manage solvency and funding risks. In others, the responsibility for managing the investments typically lies with a board that may include up to 50 percent of members elected by employees and retirees. This can result in slight differences compared with the strategies previously described. Generally, these non-U.S. plans do not invest in illiquid assets and their use of derivatives is consistent with the U.S. plan and mainly for currency hedging, interest rate risk management, credit exposure and alternative investment strategies.

The company’s defined benefit pension plans include investments in certain European government securities. At December 31, 2013, the U.S. plan held $828 million and the non-U.S. plans held approximately $11 billion in European sovereign debt investments, primarily in AAA-rated securities. Investments in government debt securities in Italy, Spain and Ireland were de minimis in the U.S. plan and represented less than 1 percent of total non-U.S. plan assets. The plans hold no direct investments in government debt securities of Greece and Portugal.

The company’s nonpension postretirement benefit plans are underfunded or unfunded. For some plans, the company maintains a nominal, highly liquid trust fund balance to ensure timely benefit payments.

Notes to Consolidated Financial Statements

International Business Machines Corporation and Subsidiary Companies

Defined Benefit Pension Plan assets

The following table presents the company’s defined benefit pension plans’ asset classes and their associated fair value at December 31, 2013.

The U.S. Plan consists of the Qualified PPP and the Non-U.S. Plans consist of all plans sponsored by the company’s subsidiaries.

($ in millions)

	U.S. Plan				Non-U.S. Plans
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Equity
Equity securities(a)	$15,929	$—	$—	$15,929	$6,489	$—	$—	$6,489
Equity commingled/mutual funds(b)(c)	216	2,593	—	2,809	132	8,325	—	8,457
Fixed income
Government and related(d)	—	7,093	1	7,094	—	8,682	42	8,724
Corporate bonds(e)	—	14,639	5	14,644	—	1,881	4	1,885
Mortgage and asset-backed securities	—	691	19	709	—	8	—	8
Fixed income commingled/mutual funds(b)(f)	221	716	274	1,211	75	8,596	—	8,670
Insurance contracts	—	—	—	—	—	1,196	—	1,196
Cash and short-term investments (g)	427	1,915	—	2,343	154	451	—	605
Hedge funds	—	1,368	860	2,228	—	740	—	740
Private equity(h)	—	—	3,771	3,771	—	—	410	410
Private real estate(h)	—	—	3,038	3,038	—	—	655	655
Derivatives(i)	1	6	—	7	1	150	—	151
Other commingled/mutual funds(b)(j)	—	—	—	—	36	1,518	—	1,554
Subtotal	16,795	29,021	7,968	53,784	6,886	31,547	1,110	39,544
Other(k)	—	—	—	170	—	—	—	(80)
Fair value of plan assets	$16,795	$29,021	$7,968	$53,954	$6,886	$31,547	$1,110	$39,464

(a)

Represents U.S. and international securities. The U.S. Plan includes IBM common stock of $83 million, representing 0.2 percent of the U.S. Plan assets. Non-U.S. Plans include IBM common stock of $31 million, representing 0.1 percent of the non-U.S. Plans assets.

(b)	Commingled funds represent pooled institutional investments.
(c)	Invests in predominantly equity securities.
(d)	Includes debt issued by national, state and local governments and agencies.
(e)

The U.S. Plan includes IBM corporate bonds of $9 million, representing 0.02 percent of the U.S. Plan assets. Non-U.S. plans include IBM corporate bonds of $1 million representing 0.001 percent of the non-U.S. Plan assets.

(f)	Invests in predominantly fixed-income securities.
(g)	Includes cash and cash equivalents and short-term marketable securities.
(h)	Includes limited partnerships and venture capital partnerships.
(i)	Primarily includes interest rate derivatives and, to a lesser extent, forwards, exchange traded and other over-the-counter derivatives.
(j)	Invests in both equity and fixed-income securities.
(k)	Represents net unsettled transactions, relating primarily to purchases and sales of plan assets.

The U.S. nonpension postretirement benefit plan assets of $177 million were invested in cash, categorized as Level 1 in the fair value hierarchy. The Non-U.S. nonpension postretirement benefit plan assets of $92 million, primarily in Brazil, and, to a lesser extent, in Mexico and South Africa, were invested primarily in government and related fixed-income securities and corporate bonds, categorized as Level 2 in the fair value hierarchy.

Notes to Consolidated Financial Statements

International Business Machines Corporation and Subsidiary Companies

The following table presents the company’s defined benefit pension plans’ asset classes and their associated fair value at December 31, 2012. The U.S. Plan consists of the Qualified PPP and the Non-U.S. Plans consist of all plans sponsored by the company’s subsidiaries.

($ in millions)

	U.S. Plan				Non-U.S. Plans
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Equity
Equity securities(a)	$15,161	$1	$—	$15,163	$6,395	$—	$—	$6,395
Equity commingled/mutual funds(b)(c)	96	2,556	—	2,652	138	7,641	—	7,779
Fixed income
Government and related(d)	—	12,945	6	12,951	—	8,978	76	9,054
Corporate bonds(e)	—	8,499	11	8,510	—	1,878	5	1,883
Mortgage and asset-backed securities	—	922	45	968	—	9	—	9
Fixed income commingled/mutual funds(b)(f)	155	804	267	1,226	78	8,018	—	8,096
Insurance contracts	—	—	—	—	—	1,019	—	1,019
Cash and short-term investments(g)	244	3,198	—	3,442	134	373	—	507
Hedge funds	—	1,402	756	2,159	—	646	—	646
Private equity(h)	—	—	4,085	4,085	—	—	353	353
Private real estate(h)	—	—	2,861	2,861	—	—	609	609
Derivatives(i)	(6)	62	—	56	0	856	—	857
Other commingled/mutual funds(b)(j)	—	—	—	—	12	907	—	919
Subtotal	15,650	30,390	8,032	54,072	6,757	30,325	1,042	38,124
Other(k)	—	—	—	(442)	—	—	—	(66)
Fair value of plan assets	$15,650	$30,390	$8,032	$53,630	$6,757	$30,325	$1,042	$38,058

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

((f) Invests in predominantly fixed-income securities.

(g) Includes cash and cash equivalents and short-term marketable securities.

(h) Includes limited partnerships and venture capital partnerships.

(i) Primarily includes interest rate derivatives and, to a lesser extent, forwards, exchange traded and other over-the-counter derivatives.

(j) Invests in both equity and fixed-income securities.

(k) Represents net unsettled transactions, relating primarily to purchases and sales of plan assets.

The U.S. nonpension postretirement benefit plan assets of $433 million were invested in cash, categorized as Level 1 in the fair value hierarchy. The Non-U.S. nonpension postretirement benefit plan assets of $119 million, primarily in Brazil, and, to a lesser extent, in Mexico and South Africa, were invested primarily in government and related fixed-income securities and corporate bonds, categorized as Level 2 in the fair value hierarchy.

Notes to Consolidated Financial Statements

International Business Machines Corporation and Subsidiary Companies

The following tables present the reconciliation of the beginning and ending balances of Level 3 assets for the years ended December 31, 2013 and 2012 for the U.S. Plan.

($ in millions)

			Mortgage
			and Asset-	Fixed Income
	Government	Corporate	Backed	Commingled/	Hedge	Private	Private
	and Related	Bonds	Securities	Mutual Funds	Funds	Equity	Real Estate	Total
Balance at January 1, 2013	$6	$11	$45	$267	$756	$4,085	$2,861	$8,032
Return on assets held at end of year	0	(0)	(1)	7	104	1,104	889	2,103
Return on assets sold during the year	0	(0)	(0)	—	(0)	(528)	(412)	(939)
Purchases, sales and settlements, net	(5)	3	(0)	—	(0)	(891)	(301)	(1,194)
Transfers, net	0	(8)	(26)	—	—	—	—	(33)
Balance at December 31, 2013	$1	$5	$19	$274	$860	$3,771	$3,038	$7,968

($ in millions)

			Mortgage
			and Asset-	Fixed Income
	Government	Corporate	Backed	Commingled/	Hedge	Private	Private
	and Related	Bonds	Securities	Mutual Funds	Funds	Equity	Real Estate	Total
Balance at January 1, 2012	$29	$12	$45	$246	$713	$4,098	$2,790	$7,932
Return on assets held at end of year	0	0	1	21	56	855	202	1,135
Return on assets sold during the year	0	2	1	—	14	(334)	(41)	(359)
Purchases, sales and settlements, net	(1)	(2)	(9)	—	(26)	(533)	(90)	(660)
Transfers, net	(22)	(1)	8	—	—	—	—	(15)
Balance at December 31, 2012	$6	$11	$45	$267	$756	$4,085	$2,861	$8,032

The following tables present the reconciliation of the beginning and ending balances of Level 3 assets for the years ended December 31, 2013 and 2012 for the non-U.S. Plans.

 ($ in millions)

	Government	Corporate	Private	Private
	and Related	Bonds	Equity	Real Estate	Total
Balance at January 1, 2013	$76	$5	$353	$609	$1,042
Return on assets held at end of year	(12)	(0)	1	33	22
Return on assets sold during the year	1	(0)	18	(3)	16
Purchases, sales and settlements, net	(24)	(1)	26	1	1
Foreign exchange impact	2	0	12	15	29
Balance at December 31, 2013	$42	$4	$410	$655	$1,110

($ in millions)

	Government	Corporate	Private	Private
	and Related	Bonds	Equity	Real Estate	Total
Balance at January 1, 2012	$96	$39	$262	$580	$977
Return on assets held at end of year	3	(1)	9	(5)	6
Return on assets sold during the year	3	1	9	0	14
Purchases, sales and settlements, net	(26)	(29)	62	14	21
Transfers, net	(2)	(5)	(0)	(3)	(10)
Foreign exchange impact	1	(0)	11	23	34
Balance at December 31, 2012	$76	$5	$353	$609	$1,042

Notes to Consolidated Financial Statements

International Business Machines Corporation and Subsidiary Companies

Valuation Techniques

The following is a description of the valuation techniques used to measure plan assets at fair value. There were no changes in valuation techniques during 2013 and 2012.

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

The fair value of fixed-income securities is typically estimated using pricing models, quoted prices of securities with similar characteristics or discounted cash flows and are generally classified as Level 2. If available, they are valued using the closing price reported on the major market on which the individual securities are traded.

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

The company contributed $449 million and $557 million in cash to non-U.S. defined benefit pension plans and $57 million and $60 million in cash to non-U.S. multi-employer plans during the years ended December 31, 2013 and 2012, respectively. The cash contributions to multi-employer plans represent the annual cost included in net periodic (income)/cost recognized in the Consolidated Statement of Earnings. The company has no liability for participants in multi-employer plans other than its own employees. As a result, the company’s participation in multi-employer plans has no material impact on the company’s financial statements.

In 2013, the company is not legally required to make any contributions to the U.S. defined benefit pension plans. However, depending on market conditions, or other factors, the company may elect to make discretionary contributions to the Qualified PPP during the year.

The Pension Protection Act of 2006 (the Act), enacted into law in 2006, is a comprehensive reform package that, among other provisions, increases pension funding requirements for certain U.S. defined benefit plans, provides guidelines for measuring pension plan assets and pension obligations for funding purposes and raises tax deduction limits for contributions to retirement-related benefit plans. The additional funding requirements by the Act apply to plan years beginning after December 31, 2007. The Act was updated by the Worker, Retiree and Employer Recovery Act of 2008, which revised the funding requirements in the Act by clarifying that pension plans may smooth the value of pension plans over 24 months. At December 31, 2013, no mandatory contribution was required for 2014.

In 2014, the company estimates contributions to its non-U.S. defined benefit and multi-employer plans to be approximately $600 million, which will be mainly contributed to defined benefit pension plans in Japan, the UK and Switzerland. This amount represents the legally mandated minimum contributions. Financial market performance in 2014 could increase the legally mandated minimum contribution in certain countries which require monthly or daily remeasurement of the funded status. The company could also elect to contribute more than the legally mandated amount based on market conditions or other factors.

Defined Contribution Plans

The company contributed $1,361 million and $1,478 million in cash to the defined contribution plans during the years ended December 31, 2013 and 2012, respectively. In 2014, the company estimates cash contributions to the defined contribution plans to be approximately $1.3 billion.

Notes to Consolidated Financial Statements

International Business Machines Corporation and Subsidiary Companies

Nonpension Postretirement Benefit Plans

The company contributed $80 million and $693 million to the non-pension postretirement benefit plans during the years ended December 31, 2013 and 2012, respectively. These contribution amounts exclude the Medicare-related subsidy discussed on page 141. The 2012 amount includes a $400 million voluntary cash contribution to the U.S. nonpension postretirement benefit plan. This advanced funding was to be utilized to fund post-2012 benefit payments for Medicare-eligible prescription drugs. In 2013, the prefunding was used for this purpose. However, effective January 1, 2014, IBM will not be eligible for the Medicare subsidy. The remainder of the prefunding is being utilized to fund other eligible benefits under the plan.

Expected Benefit Payments

Defined Benefit Pension Plan Expected Payments

The following table presents the total expected benefit payments to defined benefit pension plan participants. These payments have been estimated based on the same assumptions used to measure the plans’ PBO at December 31, 2013 and include benefits attributable to estimated future compensation increases, where applicable.

($ in millions)

					Total
	Qualified	Nonqualified	Qualified	Nonqualified	Expected
	U.S. Plan	U.S. Plans	Non-U.S. Plans	Non-U.S. Plans	Benefit
	Payments	Payments	Payments	Payments	Payments
2014	$3,393	$109	$2,026	$382	$5,910
2015	3,430	112	2,021	382	5,945
2016	3,460	114	2,062	385	6,022
2017	3,477	116	2,086	394	6,073
2018	3,441	118	2,121	407	6,087
2019—2023	17,454	600	11,327	2,325	31,706

The 2014 expected benefit payments to defined benefit pension plan participants not covered by the respective plan assets (underfunded plans) represent a component of compensation and benefits, within current liabilities, in the Consolidated Statement of Financial Position.

Nonpension Postretirement Benefit Plan Expected Payments

The following table reflects the total expected benefit payments to nonpension postretirement benefit plan participants. These payments have been estimated based on the same assumptions used to measure the plans’ APBO at December 31, 2013.

($ in millions)

				Total
		Qualified	Nonqualified	Expected
	U.S. Plan	Non-U.S. Plans	Non-U.S. Plans	Benefit
	Payments	Payments	Payments	Payments
2014	$427	$8	$32	$467
2015	422	8	36	466
2016	416	9	39	464
2017	409	10	42	461
2018	393	10	46	449
2019—2023	1,799	63	286	2,148

The 2014 expected benefit payments to nonpension postretirement benefit plan participants not covered by the respective plan assets represent a component of compensation and benefits, within current liabilities, in the Consolidated Statement of Financial Position.

Notes to Consolidated Financial Statements

International Business Machines Corporation and Subsidiary Companies

Medicare Prescription Drug Act

In connection with the Medicare Prescription Drug Improvement and Modernization Act of 2003, the company qualified to receive a federal subsidy through 2013. Due to benefit plan changes effective January 1, 2014, the company will not qualify for the subsidy as of that date. The company received total subsidies of $30 million and $53 million for prescription drug-related coverage during the years ended December 31, 2013 and 2012, respectively, which were utilized to reduce the company contributions to the U.S. nonpension postretirement benefit plan. The company is also expected to receive additional subsidies after 2013 to true up the final subsidy amount due to IBM under the Act.

The company has included the impact of its portion of the subsidy in the determination of net periodic cost for the U.S. nonpension postretirement benefit plan for the years ended December 31, 2013, 2012, and 2011. The impact of the subsidy resulted in a reduction in 2013, 2012 and 2011 net periodic cost of $45 million, $35 million and $37 million, respectively.

Other Plan Information

The following table presents information for defined benefit pension plans with accumulated benefit obligations (ABO) in excess of plan assets. For a more detailed presentation of the funded status of the company’s defined benefit pension plans, see the table on page 131.

($ in millions)

	2013		2012
	Benefit	Plan	Benefit	Plan
At December 31:	Obligation	Assets	Obligation	Assets
Plans with PBO in excess of plan assets	$41,003	$29,223	$99,184	$83,799
Plans with ABO in excess of plan assets	40,315	29,213	98,263	83,677
Plans with assets in excess of PBO	58,651	64,194	6,944	7,889

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

Information about each segment’s business and the products and services that generate each segment’s revenue is located in the “Description of Business” section on pages 32 to 34, and in “Segment Details,” on pages 35 to 40 in the Management Discussion.

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

Management System Segment View

($ in millions)

	Global Services Segments
	Global	Global
	Technology	Business		Systems and	Global	Total
For the year ended December 31:	Services	Services	Software	Technology	Financing	Segments
2013
External revenue	$38,551	$18,396	$25,932	$14,371	$2,022	$99,273
Internal revenue	1,063	714	3,191	593	2,282	7,843
Total revenue	$39,615	$19,109	$29,123	$14,964	$4,304	$107,115
Pre-tax income	$6,983	$3,214	$11,106	$(507)	$2,171	$22,967
Revenue year-to-year change	(4.3)%	(0.9)%	1.4%	(18.4)%	5.7%	(4.2)%
Pre-tax income year-to-year change	0.3%	7.7%	2.7%	(141.3)%	6.8%	(4.4)%
Pre-tax income margin	17.6%	16.8%	38.1%	(3.4)%	50.4%	21.4%

2012
External revenue	$40,236	$18,566	$25,448	$17,667	$2,013	$103,930
Internal revenue	1,166	719	3,274	676	2,060	7,896
Total revenue	$41,402	$19,286	$28,722	$18,343	$4,073	$111,826
Pre-tax income	$6,961	$2,983	$10,810	$1,227	$2,034	$24,015
Revenue year-to-year change	(1.7)%	(4.0)%	1.8%	(7.5)%	(2.9)%	(2.3)%
Pre-tax income year-to-year change	10.8%	(0.8)%	8.4%	(24.9)%	1.1%	4.8%
Pre-tax income margin	16.8%	15.5%	37.6%	6.7%	49.9%	21.5%

2011
External revenue	$40,879	$19,284	$24,944	$18,985	$2,102	$106,194
Internal revenue	1,242	797	3,276	838	2,092	8,246
Total revenue	$42,121	$20,081	$28,219	$19,823	$4,195	$114,440
Pre-tax income	$6,284	$3,006	$9,970	$1,633	$2,011	$22,904
Revenue year-to-year change	6.6%	5.6%	10.9%	5.6%	2.8%	7.1%
Pre-tax income year-to-year change	14.3%	18.1%	5.3%	12.2%	2.8%	9.5%
Pre-tax income margin	14.9%	15.0%	35.3%	8.2%	47.9%	20.0%

Notes to Consolidated Financial Statements

International Business Machines Corporation and Subsidiary Companies

Reconciliations of IBM as Reported

($ in millions)

For the year ended December 31:	2013	2012	2011
Revenue
Total reportable segments	$107,115	$111,826	$114,440
Other revenue and adjustments	478	577	722
Elimination of internal transactions	(7,843)	(7,896)	(8,246)
Total IBM consolidated revenue	$99,751	$104,507	$106,916

($ in millions)

For the year ended December 31:	2013	2012	2011
Pre-tax income
Total reportable segments	$22,967	$24,015	$22,904
Amortization of acquired intangible assets	(758)	(703)	(629)
Acquisition-related charges	(46)	(36)	(46)
Non-operating retirement-related (costs)/income	(1,062)	(538)	72
Elimination of internal transactions	(1,480)	(1,197)	(1,243)
Unallocated corporate amounts*	(98)	361	(56)
Total IBM consolidated pre-tax income	$19,524	$21,902	$21,003

* The 2013 and 2012 amounts include the gain related to the Retail Store Solutions divestiture. The 2011 amount includes gains related to the sale of Lenovo common stock.

Immaterial Items

Investment in Equity Alliances and Equity Alliances Gains/(Losses)

The investments in equity alliances and the resulting gains and (losses) from these investments that are attributable to the segments did not have a material effect on the financial position or the financial results of the segments.

Segment Assets and Other Items

Global Technology Services assets are primarily plant, property and equipment including the assets associated with the outsourcing business, goodwill, accounts receivable, deferred services arrangement transition costs, maintenance parts inventory and acquired intangible assets. Global Business Services assets are primarily goodwill and accounts receivable. Software assets are mainly goodwill, acquired intangible assets and accounts receivable. Systems and Technology assets are primarily plant, property and equipment, goodwill, manufacturing inventory and accounts receivable. Global Financing assets are primarily financing receivables and fixed assets under operating leases.

To ensure the efficient use of the company’s space and equipment, several segments may share plant, property and equipment assets. Where assets are shared, landlord ownership of the assets is assigned to one segment and is not allocated to each user segment. This is consistent with the company’s management system and is reflected accordingly in the table on page 144. In those cases, there will not be a precise correlation between segment pre-tax income and segment assets.

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

Global Financing amounts for interest income and interest expense reflect the interest income and interest expense associated with the Global Financing business, including the intercompany financing activities discussed on pages 33 and 34, as well as the income from investment in cash and marketable securities. The explanation of the difference between cost of financing and interest expense for segment presentation versus presentation in the Consolidated Statement of Earnings is included on page 75 of the Management Discussion.

Notes to Consolidated Financial Statements

International Business Machines Corporation and Subsidiary Companies

Management System Segment View

($ in millions)

	Global Services Segments
	Global	Global
	Technology	Business		Systems and	Global	Total
For the year ended December 31:	Services	Services	Software	Technology	Financing	Segments
2013
Assets	$18,048	$8,311	$27,101	$7,960	$40,138	$101,558
Depreciation/amortization of intangibles*	1,670	72	1,211	855	574	4,383
Capital expenditures/investments in intangibles	1,938	69	540	781	467	3,796
Interest income	—	—	—	—	1,904	1,904
Interest expense	—	—	—	—	405	405

2012
Assets	$15,884	$8,022	$26,291	$8,232	$38,882	$97,310
Depreciation/amortization of intangibles*	1,597	75	1,157	786	853	4,470
Capital expenditures/investments in intangibles	1,760	42	618	1,106	708	4,233
Interest income**	—	—	—	—	1,972	1,972
Interest expense	—	—	—	—	410	410

2011
Assets	$15,475	$8,078	$23,926	$7,649	$36,427	$91,557
Depreciation/amortization of intangibles*	1,713	83	1,062	737	1,145	4,739
Capital expenditures/investments in intangibles	1,838	56	469	1,032	930	4,325
Interest income**	—	—	—	—	2,176	2,176
Interest expense	—	—	—	—	538	538

*	Segment pre-tax income does not include the amortization of intangible assets.
**	Reclassified to conform with 2013 presentation.

Notes to Consolidated Financial Statements

International Business Machines Corporation and Subsidiary Companies

Reconciliations of IBM as Reported

($ in millions)

At December 31:	2013	2012	2011
Assets
Total reportable segments	$101,558	$97,310	$91,557
Elimination of internal transactions	(4,740)	(4,943)	(5,407)
Unallocated amounts
Cash and marketable securities	9,697	9,779	10,575
Notes and accounts receivable	2,741	3,769	3,526
Deferred tax assets	4,532	5,194	4,865
Plant, other property and equipment	2,505	2,555	2,918
Pension assets	5,551	945	2,837
Other	4,378	4,604	5,562
Total IBM consolidated assets	$126,223	$119,213	$116,433

Major Clients

No single client represented 10 percent or more of the company’s total revenue in 2013, 2012 or 2011.

Geographic Information

The following provides information for those countries that are 10 percent or more of the specific category.

Revenue*

($ in millions)

For the year ended December 31:	2013	2012	2011
United States	$34,809	$36,270	$37,041
Japan	9,071	10,697	10,968
Other countries	55,871	57,540	58,906
Total IBM consolidated revenue	$99,751	$104,507	$106,916

* Revenues are attributed to countries based on the location of the client.

Plant and Other Property—Net

($ in millions)

At December 31:	2013	2012	2011
United States	$6,723	$6,555	$6,271
Other countries	6,257	6,299	6,186
Total	$12,979	$12,854	$12,457

Notes to Consolidated Financial Statements

International Business Machines Corporation and Subsidiary Companies

Revenue by Classes of Similar Products or Services

The following table presents external revenue for similar classes of products or services within the company’s reportable segments. Within Global Technology Services and Global Business Services, client solutions often include IBM software and systems and other suppliers’ products if the client solution requires it. Within Software, product license charges and ongoing subscription and support are reported as Software, and software as a service, consulting, education, training and other product-related services are reported as Services. Within Systems and Technology, Microelectronics original equipment manufacturer (OEM) revenue is primarily from the sale of semiconductors. Microelectronics Services revenue includes circuit and component design services and technology and manufacturing consulting services. See “Description of the Business,” beginning on page 28 for additional information.

($ in millions)

For the year ended December 31:	2013	2012	2011
Global Technology Services
Services	$29,953	$31,161	$31,746
Maintenance	7,111	7,343	7,515
Systems	1,322	1,574	1,478
Software	164	159	140
Global Business Services
Services	$18,065	$18,216	$18,956
Software	221	208	211
Systems	109	142	118
Software
Software	$23,420	$23,144	$22,921
Services	2,512	2,304	2,022
Systems and Technology
Servers	$9,646	$11,980	$12,362
Storage	3,041	3,411	3,619
Microelectronics OEM	1,463	1,572	1,975
Retail Store Solutions	6	357	753
Microelectronics Services	215	346	277
Global Financing
Financing	$1,493	$1,471	$1,612
Used equipment sales	529	542	490

NOTE U.

SUBSEQUENT EVENTS

On January 23, 2014, the company and Lenovo Group Limited (Lenovo) announced a definitive agreement in which Lenovo will acquire the company’s x86 server portfolio. See the caption, “Divestitures,” on page 98 for additional information.

On January 28, 2014, the company announced that the Board of Directors approved a quarterly dividend of $0.95 per common share. The dividend is payable March 10, 2014 to shareholders of record on February 10, 2014.

On January 31, 2014, the company completed the initial closing of the sale of its customer care business process outsourcing services business to SYNNEX. See the caption, “Divestitures” on page 98 for additional information.

On February 6, 2014, the company issued $4.5 billion in bonds as follows: $1 billion of 2-year floating-rate bonds priced at 3-month LIBOR plus 7 basis points; $750 million of 5-year floating-rate bonds priced at 3-month LIBOR plus 37 basis points; $750 million of 5-year fixed-rate bonds with a 1.95 percent coupon; and $2 billion of 10-year fixed-rate bonds with a 3.625 percent coupon.

Five-Year Comparison of Selected Financial Data

International Business Machines Corporation and Subsidiary Companies

($ in millions except per share amounts)

For the year ended December 31:	2013	2012	2011	2010	2009
Revenue	$99,751	$104,507	$106,916	$99,870	$95,758
Net income	$16,483	$16,604	$15,855	$14,833	$13,425
Operating (non-GAAP) earnings*	$17,959	$17,627	$16,318	$15,023	$13,452
Earnings per share of common stock
Assuming dilution	$14.94	$14.37	$13.06	$11.52	$10.01
Basic	$15.06	$14.53	$13.25	$11.69	$10.12
Diluted operating (non-GAAP)*	$16.28	$15.25	$13.44	$11.67	$10.03
Cash dividends paid on common stock	$4,058	$3,773	$3,473	$3,177	$2,860
Per share of common stock	3.70	3.30	2.90	2.50	2.15
Investment in property, plant and equipment	$3,623	$4,082	$4,108	$4,185	$3,447
Return on IBM stockholders’ equity	83.8%	81.6%	71.2%	66.8%	80.4%

At December 31:	2013	2012	2011	2010	2009
Total assets	$126,223	$119,213	$116,433	$113,452	$109,022
Net investment in property, plant and equipment	$13,821	$13,996	$13,883	$14,096	$14,165
Working capital	$11,196	$5,807	$8,805	$7,554	$12,933
Total debt	$39,718	$33,269	$31,320	$28,624	$26,099
Total equity	$22,929	$18,984	$20,236	$23,172	$22,755

* Refer to page 62 of the company’s first-quarter 2011 Form 10-Q filed on April 26, 2011 for the reconciliation of non-GAAP financial information for the years 2009 and 2010 and “GAAP Reconciliation,” on page 63 for the reconciliation of non-GAAP financial information for 2011. Also see “GAAP Reconciliation,” on page 46 for the reconciliation of non-GAAP financial information for 2013 and 2012.

Selected Quarterly Data

International Business Machines Corporation and Subsidiary Companies

($ in millions except per share amounts and stock prices)

	First	Second	Third	Fourth	Full
2013	Quarter	Quarter	Quarter	Quarter	Year
Revenue	$23,408	$24,924	$23,720	$27,699	$99,751
Gross profit	$10,678	$12,132	$11,380	$14,315	$48,505
Net income	$3,032	$3,226	$4,041	$6,185	$16,483
Operating (non-GAAP) earnings*	$3,376	$3,579	$4,387	$6,617	$17,959
Earnings per share of common stock
Assuming dilution	$2.70	$2.91	$3.68	$5.73	$14.94	**
Basic	$2.72	$2.93	$3.70	$5.77	$15.06	**
Diluted operating (non-GAAP)*	$3.00	$3.22	$3.99	$6.13	$16.28	**
Dividends per share of common stock	$0.85	$0.95	$0.95	$0.95	$3.70
Stock prices+
High	$215.90	$214.89	$200.94	$187.79
Low	190.39	187.68	181.10	172.57

($ in millions except per share amounts and stock prices)

	First	Second	Third	Fourth	Full
2012	Quarter	Quarter	Quarter	Quarter	Year
Revenue	$24,673	$25,783	$24,747	$29,304	$104,507
Gross profit	$11,118	$12,281	$11,732	$15,167	$50,298
Net income	$3,066	$3,881	$3,824	$5,833	$16,604
Operating (non-GAAP) earnings*	$3,265	$4,077	$4,155	$6,129	$17,627
Earnings per share of common stock
Assuming dilution	$2.61	$3.34	$3.33	$5.13	$14.37	**
Basic	$2.65	$3.38	$3.36	$5.19	$14.53	**
Diluted operating (non-GAAP)*	$2.78	$3.51	$3.62	$5.39	$15.25	**
Dividends per share of common stock	$0.75	$0.85	$0.85	$0.85	$3.30
Stock prices+
High	$209.12	$210.69	$208.32	$211.79
Low	177.34	187.00	181.85	184.78

*

Refer to page 64 of the company’s first-quarter 2013 Form 10-Q filed on April 30, 2013, pages 80 and 81 of the company’s second-quarter 2013 Form 10-Q filed on July 30, 2013, pages 81 and 82 of the company’s third-quarter 2013 Form 10-Q filed on October 29, 2013 and page 52 under the heading “GAAP Reconciliation,” for the reconciliation of non-GAAP information for the quarterly periods of 2013 and 2012. Also see “GAAP Reconciliation,” on page 46 for the reconciliation of non-GAAP financial information for full-year 2013 and 2012.

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

(U.S Dollar)	2008	2009	2010	2011	2012	2013
IBM Common Stock	$100.00	$158.61	$181.26	$230.96	$244.67	$244.22
S & P 500 Index	100.00	126.46	145.51	148.59	172.37	228.19
S & P Information Technology Index	100.00	161.72	178.20	182.50	209.55	269.13

Board of Directors and Senior Leadership

International Business Machines Corporation and Subsidiary Companies

BOARD OF DIRECTORS

Alain J.P. Belda	Shirley Ann Jackson	Virginia M. Rometty
Managing Director	President	Chairman, President and
Warburg Pincus LLC	Rensselaer Polytechnic Institute	Chief Executive Officer
IBM
William R. Brody	Andrew N. Liveris
President	Chairman, President and	Joan E. Spero
Salk Institute for Biological Studies	Chief Executive Officer	Adjunct Senior Research Scholar
	The Dow Chemical Company	Columbia University School of
Kenneth I. Chenault		International and Public Affairs
Chairman and Chief Executive Officer	W. James McNerney, Jr.
American Express Company	Chairman and Chief Executive Officer	Sidney Taurel
	The Boeing Company	Senior Advisor
Michael L. Eskew		Capital Royalty L.P.
Retired Chairman and	James W. Owens
Chief Executive Officer	Retired Chairman and	Lorenzo H. Zambrano
United Parcel Service, Inc.	Chief Executive Officer	Chairman and
	Caterpillar Inc.	Chief Executive Officer
David N. Farr		CEMEX, S.A.B. de C.V.
Chairman and Chief Executive Officer
Emerson Electric Co.

SENIOR LEADERSHIP

Rodney C. Adkins	John E. Kelly III	Linda S. Sanford
Senior Vice President	Senior Vice President and Director	Senior Vice President
Corporate Strategy	Research	Enterprise Transformation

Colleen F. Arnold	Robert J. LeBlanc	Martin J. Schroeter
Senior Vice President	Senior Vice President	Senior Vice President
Sales and Distribution	Software and Cloud Solutions Group	and Chief Financial Officer
Finance and Enterprise Transformation
Michelle H. Browdy	Steven A. Mills
Vice President, Assistant	Senior Vice President	Timothy S. Shaughnessy
General Counsel and Secretary	and Group Executive	Senior Vice President
	Software and Systems	GTS Solutions
Erich Clementi
Senior Vice President	Robert J. Picciano	Stanley J. Sutula III
Global Technology Services	Senior Vice President	Vice President and Treasurer
Information and Analytics Group
Bruno V. Di Leo Allen		Bridget A. van Kralingen
Senior Vice President	Michael D. Rhodin	Senior Vice President
Sales and Distribution	Senior Vice President	Global Business Services
IBM Watson Group
Diane J. Gherson		Robert C. Weber
Senior Vice President	Virginia M. Rometty	Senior Vice President
Human Resources	Chairman, President and	Legal and Regulatory Affairs,
	Chief Executive Officer	and General Counsel
Jon C. Iwata
Senior Vice President	Thomas W. Rosamilia
Marketing and Communications	Senior Vice President
Systems and Technology Group
James J. Kavanaugh	and IBM Integrated Supply Chain
Vice President and Controller

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

Annual Meeting

The IBM Annual Meeting of Stockholders will be held on Tuesday, April 29, 2014, at 10 a.m. in the Prime F. Osborn III Convention Center, Jacksonville, Florida.

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

An audio recording of the 2013 Annual Report will be available for sight-impaired stockholders in June 2014.

The IBM Corporate Responsibility Report highlights IBM’s values and its integrated approach to corporate responsibility, including its innovative strategies to transforming communities through global citizenship. The full Corporate Responsibility Report is online with downloadable sections at http:www.ibm.com/responsibility.

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

International Business Machines Corporation

New Orchard Road, Armonk, New York 10504

(914) 499-1900

AIX, Algorithmics, BladeCenter, Cognos, DemandTec, Emptoris, IBM, IBM Flex System, IBM SmartCloud, InfoSphere, Kenexa, Netezza, OpenPOWER, POWER, POWER7+, POWER8, Power Systems, PureData, Pure Systems, Q1 Labs, Rational, Smarter Analytics, Smarter Cities, Smarter Commerce, Smarter Planet, SoftLayer, SPSS, StoredIQ, Storwize, System x, System z, Tealeaf, Tivoli,TRIRIGA, Varicent, Vivisimo, WebSphere, Worklight and Xtify are trademarks or registered trademarks of International Business Machines Corporation or its wholly owned subsidiaries. Lenovo is a trade mark of Lenovo Group Limited in the United States, other countries, or both. Linux is a registered trademark of Linus Torvalds in the United States, other countries, or both. Oracle is a registered trademark of Oracle Corporation. UNIX is a registered trademark of the Open Group in the United States and other countries. Other company, product and service names may be trademarks or service marks of others.

The IBM Annual Report is printed on recycled paper and is recyclable.

Printed in the U.S.A.	COL03002-USEN-04

Design: VSA Partners, Inc.	Printing: RR Donnelley