Form 10-K, Exhibit 13
period 2014-12-31
INTERNATIONAL BUSINESS MACHINES CORP
filed 2015-02-24
CIK 51143

Exhibit 13

Report of Financials

International Business Machines Corporation and Subsidiary Companies

MANAGEMENT DISCUSSION
Overview		22
Forward-Looking and Cautionary Statements		23
Management Discussion Snapshot		23
Description of Business		26
Year in Review		33
Prior Year in Review		53
Other Information		64
Looking Forward		64
Liquidity and Capital Resources		65
Critical Accounting Estimates		68
Currency Rate Fluctuations		71
Market Risk		72
Financing Risks		72
Cybersecurity		73
Employees and Related Workforce		73
Global Financing		73

Report of Management		78

Report of Independent Registered Public Accounting Firm		79

CONSOLIDATED FINANCIAL STATEMENTS
Earnings		80
Comprehensive Income		81
Financial Position		82
Cash Flows		83
Changes in Equity		84

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
A	Significant Accounting Policies	86
B	Accounting Changes	96
C	Acquisitions/Divestitures	97
D	Financial Instruments	103
E	Inventories	110
F	Financing Receivables	110
G	Property, Plant and Equipment	113
H	Investments and Sundry Assets	113
I	Intangible Assets Including Goodwill	114
J	Borrowings	115
K	Other Liabilities	118
L	Equity Activity	118
M	Contingencies and Commitments	122
N	Taxes	124
O	Research, Development and Engineering	127
P	Earnings Per Share of Common Stock	127
Q	Rental Expense and Lease Commitments	128
R	Stock-Based Compensation	128
S	Retirement-Related Benefits	131
T	Segment Information	145
U	Subsequent Events	150

Five-Year Comparison of Selected Financial Data		151

Selected Quarterly Data		152

Performance Graph		153

Board of Directors and Senior Leadership		154

Stockholder Information		155

Management Discussion

International Business Machines Corporation and Subsidiary Companies

OVERVIEW

The financial section of the International Business Machines Corporation (IBM or the company) 2014 Annual Report includes the Management Discussion, the Consolidated Financial Statements and the Notes to Consolidated Financial Statements. This Overview is designed to provide the reader with some perspective regarding the information contained in the financial section.

Organization of Information

•        The Management Discussion is designed to provide readers with an overview of the business and a narrative on the company’s financial results and certain factors that may affect its future prospects from the perspective of the company’s management. The “Management Discussion Snapshot,” beginning on page 23, presents an overview of the key performance drivers in 2014.

•        Beginning with the “Year in Review” on page 33, the Management Discussion contains the results of operations for each reportable segment of the business and a discussion of the company’s financial position and cash flows. Other key sections within the Management Discussion include: “Looking Forward” on page 64, and “Liquidity and Capital Resources” on page 65.

•        Global Financing is a reportable segment that is measured as a stand-alone entity. A separate “Global Financing” section is included in the Management Discussion beginning on page 73.

•        The Consolidated Financial Statements are presented on pages 80 through 85. These statements provide an overview of the company’s income and cash flow performance and its financial position.

•        The Notes follow the Consolidated Financial Statements. Among other items, the Notes contain the company’s accounting policies (pages 86 through 96), acquisitions and divestitures (pages 97 through 102), detailed information on specific items within the financial statements, certain contingencies and commitments (pages 122 to 124) and retirement-related plans information (pages 131 to 145).

•        The Consolidated Financial Statements and the Notes have been prepared in accordance with accounting principles generally accepted in the United States (GAAP).

•        In October 2014, the company announced a definitive agreement to divest its Microelectronics business. The assets and liabilities of the Microelectronics business are reported as held for sale at December 31, 2014. The operating results of the Microelectronics business are reported as discontinued operations. Prior periods have been reclassified to conform to this presentation in the Management Discussion, the Consolidated Financial Statements and the Notes, where applicable, to allow for a meaningful comparison of continuing operations.

•        The references to “adjusted for currency” or “at constant currency” in the Management Discussion do not include operational impacts that could result from fluctuations in foreign currency rates. Certain financial results are adjusted based on a simple mathematical model that translates current period results in local currency using the comparable prior year period’s currency conversion rate. This approach is used for countries where the functional currency is the local country currency. This information is provided so that certain financial results can be viewed without the impact of fluctuations in foreign currency rates, thereby facilitating period-to-period comparisons of business performance. See “Currency Rate Fluctuations” on page 71 for additional information.

•        Within the financial statements and tables in this Annual Report, certain columns and rows may not add due to the use of rounded numbers for disclosure purposes. Percentages reported are calculated from the underlying whole-dollar numbers.

Operating (non-GAAP) Earnings

In an effort to provide better transparency into the operational results of the business, the company separates business results into operating and non-operating categories. Operating earnings from continuing operations is a non-GAAP measure that excludes the effects of certain acquisition-related charges, retirement-related costs, discontinued operations and their related tax impacts. For acquisitions, operating earnings exclude the amortization of purchased intangible assets and acquisition-related charges such as in-process research and development, transaction costs, applicable restructuring and related expenses and tax charges related to acquisition integration. For retirement-related costs, the company characterizes certain items as operating and others as non-operating. The company includes defined benefit plan and nonpension postretirement benefit plan service cost, amortization of prior service cost and the cost of defined contribution plans in operating earnings. Non-operating retirement-related cost includes defined benefit plan and nonpension postretirement benefit plan interest cost, expected return on plan assets, amortized actuarial gains/losses, the impacts of any plan curtailments/ settlements and multi-employer plan costs, pension insolvency costs and other costs. Non-operating retirement-related costs are primarily related to changes in pension plan assets and liabilities which are tied to financial market performance and the company considers these costs to be outside the operational performance of the business.

Overall, the company believes that providing investors with a view of operating earnings as described above provides increased transparency and clarity into both the operational results of the business and the performance of the company’s pension plans; improves visibility to management decisions and their impacts on operational performance; enables better comparison to peer companies; and allows the company to provide a long-term strategic view of the business going forward. The company’s reportable segment financial results reflect operating earnings from continuing operations, consistent with the company’s management and measurement system.

FORWARD-LOOKING AND CAUTIONARY STATEMENTS

Certain statements contained in this Annual Report may constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Any forward-looking statement in this Annual Report speaks only as of the date on which it is made; the company assumes no obligation to update or revise any such statements. Forward-looking statements are based on the company’s current assumptions regarding future business and financial performance; these statements, by their nature, address matters that are uncertain to different degrees. Forward-looking statements involve a number of risks, uncertainties and other factors that could cause actual results to be materially different, as discussed more fully elsewhere in this Annual Report and in the company’s filings with the Securities and Exchange Commission (SEC), including the company’s 2014 Form 10-K filed on February 24, 2015.

MANAGEMENT DISCUSSION SNAPSHOT

($ and shares in millions except per share amounts)

			Yr.-to-Yr.
			Percent/
			Margin
For the year ended December 31:	2014	2013	Change
Revenue	$92,793	$98,367	(5.7	)%*
Gross profit margin	50.0%	49.5%	0.5	pts.
Total expense and other (income)	$26,421	$28,440	(7.1)%
Total expense and other (income)-to-revenue ratio	28.5%	28.9%	(0.4	)pts.
Income from continuing operations before income taxes	$19,986	$20,244	(1.3)%
Provision for income taxes from continuing operations	$4,234	$3,363	25.9%
Income from continuing operations	$15,751	$16,881	(6.7)%
Income from continuing operations margin	17.0%	17.2%	(0.2	)pts.
Loss from discontinued operations, net of tax	$(3,729)	$(398)	NM
Net income	$12,022	$16,483	(27.1)%
Earnings per share from continuing operations:
Assuming dilution	$15.59	$15.30	1.9%
Consolidated earnings per share—assuming dilution	$11.90	$14.94	(20.3)%
Weighted-average shares outstanding
Assuming dilution	1,010.0	1,103.0	(8.4)%
Assets**	$117,532	$126,223	(6.9)%
Liabilities**	$105,518	$103,294	2.2%
Equity**	$12,014	$22,929	(47.6)%

* (4.0) percent adjusted for currency; (1.5) percent adjusted for divestitures and currency.

** At December 31.

NM—Not meaningful

The following table provides the company’s operating (non-GAAP) earnings for 2014 and 2013.

($ in millions except per share amounts)

			Yr.-to-Yr.
			Percent
For the year ended December 31:	2014	2013	Change
Net income as reported	$12,022	$16,483	(27.1)%
Loss from discontinued operations, net of tax	(3,729)	(398)	NM
Income from continuing operations	$15,751	$16,881	(6.7)%
Non-operating adjustments (net of tax):
Acquisition-related charges	670	747	(10.3)
Non-operating retirement-related costs/(income)	280	729	(61.5)
Operating (non-GAAP) earnings*	$16,702	$18,356	(9.0)%
Diluted operating (non-GAAP) earnings per share	$16.53	$16.64	(0.7)%

* See pages 45 and 46 for a more detailed reconciliation of net income to operating earnings.

NM—Not meaningful

In 2014, the company reported $92.8 billion in revenue, and delivered $20.0 billion in pre-tax income and diluted earnings per share from continuing operations of $15.59 as reported and $16.53 on an operating (non-GAAP) basis. The results of continuing operations exclude a net loss from discontinued operations of $3.7 billion in 2014 and $0.4 billion in 2013 related to the expected divestiture of the Microelectronics business. On a consolidated basis, net income in 2014 was $12.0 billion, with diluted earnings per share of $11.90. The company generated $16.9 billion in cash from operations and $12.4 billion in free cash flow in 2014 enabling shareholder returns of $17.9 billion in gross common stock repurchases and dividends.

Total consolidated revenue decreased 5.7 percent as reported and 1 percent adjusted for divestitures (3 points) and currency (2 points) in 2014 versus 2013. In 2014, the company divested its industry standard server and customer care businesses. The company’s strategy is focused on leading in the areas with the most value in enterprise information technology (IT), and in 2014 the company made tremendous progress in repositioning its portfolio and making investments to shift into these areas.

The company’s portfolio includes: strategic imperatives for growth, recurring core franchises and high value transactional businesses. These areas of the portfolio span across all of the company’s business segments. Each area of the portfolio has different business model characteristics and objectives. The company’s results in 2014 reflected these characteristics.

First, the company has a set of strategic imperatives for growth that are focused on the market shifts in data, cloud and engagement. The model for these combined strategic imperatives is to deliver double-digit revenue growth, with high contribution from Software, which drives a more profitable business mix. In 2014, revenue from cloud, analytics, mobile, social and security solutions combined increased 16 percent with double-digit growth in each quarter. In total, the strategic imperatives generated $25 billion in revenue, which represented approximately 27 percent of total revenue. Business analytics revenue of $17 billion increased 7 percent year to year with growth led by the consulting business as the company helps clients extract value from their data. Cloud revenue of $7 billion was up 60 percent year to year as client demand grows for higher-value cloud solutions across public, private and hybrid clouds. Cloud delivered as a service revenue increased approximately 75 percent to $3 billion in 2014, and exited the year with an annual run rate of $3.5 billion. Cloud revenue also includes the company’s foundational offerings where it provides software, hardware and services to clients to build private clouds. In engagement, the mobile business more than tripled year to year with strong growth in MobileFirst driven by the integrated portfolio of offerings. In addition, Social was up 3 percent and Security increased 19 percent year to year.

The company is continuing to shift its investments and resources to the strategic imperatives and solutions that address clients’ most critical needs. During 2014, the company spent approximately 6 percent of revenue in research and development and invested approximately $4 billion on capital investments— supporting actions in a number of areas that will yield financial benefits in the future. For example:

•        Launched Bluemix, the company’s cloud platform-as-a-service for the enterprise.

•        Investing to globally expand the SoftLayer cloud datacenters.

•        Investing to bring Watson’s capabilities to the enterprise and building a partner ecosystem, effectively creating a market for cognitive computing.

•        Introduced cloud application innovations around Watson Analytics and Verse.

•        Launched POWER8, and building the OpenPOWER consortium.

•        Formed a partnership with Apple for enterprise mobility, with Twitter for big data, and with SAP and Tencent for cloud.

The recurring core franchises include the annuity businesses, and the highly recurring portions of the transactions business, such as mainframe revenue from the largest clients. This content has annuity characteristics, and in many cases, it supports mission critical processes for clients. The model for these combined businesses is to have stable revenue, with improving margins. In 2014, revenue was down approximately 3 percent with a modest decline in margin. The decline was driven by the mainframe product cycle and currency.

The company’s high-value transactional businesses include project-based work in services, transactional software, Power Systems and Storage—in areas other than the strategic imperatives. The objective for these businesses is to optimize the business model and maintain margins. In 2014, revenue declined year to year, with gross margins over 40 percent. Performance reflected the secular challenges faced in some parts of the hardware business as the company works through the transitions resulting from the actions taken to reposition the hardware business for high value.

In 2014, the company divested businesses that no longer fit its strategic profile—industry standard servers, customer care business process outsourcing services and the announced divestiture of the Microelectronics business. These three businesses generated approximately $7 billion of revenue when reported in 2013, but had a pre-tax loss of approximately $500 million. The divestitures reduce revenue but improve the company’s profit profile, consistent with the shift to higher value.

From a segment perspective, Global Services revenue declined 3.5 percent as reported, but increased 1 percent adjusted for the divestitures (2 points) and currency (2 points). Global Technology Services (GTS) declined 3.7 percent as reported, but increased 2 percent adjusted for the divestitures (3 points) and currency (3 points) with growth in Outsourcing and Integrated Technology Services. Global Business Services revenue decreased 3.1 percent (1 percent adjusted for currency) with Application Outsourcing revenue down 8 percent (6 percent adjusted for currency). Software revenue declined 1.9 percent (1 percent adjusted for currency). Total middleware revenue was flat as reported, but increased 1 percent at constant currency. Systems and Technology revenue decreased 23.0 percent as reported and 17 percent adjusted for the divested industry standard server business (5 points) and currency (1 point). Performance reflected the impact of the System z product cycle as well as declines in Power Systems and Storage. In 2014, the company took significant actions to reposition the Systems and Technology business for higher value, and reinforced its commitment to driving innovation in high-end systems and storage.

From a geographic perspective, revenue in the major markets declined 4.3 percent as reported and 1 percent adjusted for the divestitures (2 points) and currency (1 point). Growth markets revenue decreased 9.9 percent as reported and 3 percent adjusted for the divestitures (3 points) and currency (4 points) compared to the prior year. Within the growth markets, the BRIC countries (Brazil, Russia, India and China) decreased 10.7 percent as reported and 5 percent adjusted for divestitures (3 points) and currency (3 points).

The consolidated gross profit margin of 50.0 percent improved 0.5 points year to year. The operating (non-GAAP) gross margin of 50.6 percent increased 0.1 points compared to the prior year primarily driven by an improved mix toward Software.

Total expense and other (income) decreased 7.1 percent in 2014 versus the prior year. Total operating (non-GAAP) expense and other (income) decreased 6.3 percent compared to the prior year.

The year-to-year drivers were approximately:

	Total	Operating
	Consolidated	(non-GAAP)
• Currency*	(1) point	(1) point
• Acquisitions**	2 points	2 points
• Base expense	(8) points	(7) points

*                 Reflects impacts of translation and hedging programs.

**          Includes acquisitions completed in prior 12-month period; operating (non-GAAP) is net of non-operating acquisition-related charges.

The reported base expense reflects not only the ongoing run rate of the business, but also the impact of divestitures and workforce rebalancing charges. The company recorded pre-tax gains of $1.6 billion in 2014 related to the divestitures of the industry standard server ($1.4 billion) and customer care ($0.2 billion) businesses. Workforce rebalancing charges in 2014 were $1.5 billion, an increase of $0.4 billion year to year. Excluding the gains from the divested businesses and the impact of workforce rebalancing charges, operating (non-GAAP) base expense decreased 3 points year to year versus the 7 point as reported decrease. Within base expense, the company is continuing to shift resources and spending to areas with the most opportunity—including Watson, SoftLayer, Bluemix and support of strategic partnerships, including the Apple partnership.

Pre-tax income from continuing operations decreased 1.3 percent and the pre-tax margin was 21.5 percent, an increase of 1.0 points versus 2013. The continuing operations effective tax rate for 2014 was 21.2 percent, an increase of 4.6 points versus the prior year primarily driven by benefits in the 2013 rate associated with discrete items. Income from continuing operations of $15.8 billion decreased 6.7 percent and the net income margin was 17.0 percent, a decrease of 0.2 points versus 2013. Losses from discontinued operations, net of tax, were $3.7 billion in 2014 compared to $0.4 billion 2013. Net income of $12.0 billion decreased $4.5 billion year to year. Operating (non-GAAP) pre-tax income from continuing operations decreased 4.4 percent year to year and the operating (non-GAAP) pre-tax margin from continuing operations improved 0.3 points to 22.8 percent versus the prior year. Operating (non-GAAP) income from continuing operations of $16.7 billion decreased 9.0 percent and the operating (non-GAAP) income margin from continuing operations of 18.0 percent decreased 0.7 points. The operating (non-GAAP) effective tax rate from continuing operations in 2014 was 21.0 percent versus 17.0 percent in 2013.

Diluted earnings per share from continuing operations of $15.59 increased 1.9 percent year to year reflecting the benefits of the common stock repurchase program. In 2014, the company repurchased 71.5 million shares of its common stock. Operating (non-GAAP) diluted earnings per share of $16.53 decreased 0.7 percent versus the prior year driven primarily by the impacts of decreased revenue and the higher tax rate, partially offset by the impact of share repurchases. Diluted earnings per share from discontinued operations was ($3.69) in 2014 compared to ($0.36) in 2013.

At December 31, 2014, the company continued to have the financial flexibility to support the business over the long term. Cash and marketable securities at year end was $8.5 billion, a decrease of $2.6 billion from December 31, 2013. Key drivers in the balance sheet and total cash flows were:

Total assets decreased $8.7 billion ($2.7 billion adjusted for currency) from December 31, 2013 driven by:

•        Decreases in prepaid pension assets ($3.4 billion), property, plant and equipment ($3.1 billion) driven primarily by the expected divestiture of the Microelectronics business ($2.4 billion), cash and cash equivalents ($2.2 billion) and total receivables ($1.7 billion); partially offset by

•        Increased deferred taxes ($2.2 billion).

Total liabilities increased $2.2 billion ($7.0 billion adjusted for currency) from December 31, 2013 driven by:

•        Increases in pension liabilities ($2.0 billion) and total debt ($1.1 billion).

Total equity of $12.0 billion decreased $10.9 billion from December 31, 2013 as a result of:

•        Increased treasury stock ($13.5 billion) primarily from share repurchases, and increased losses in accumulated other comprehensive income/(loss) ($6.3 billion), driven primarily by the year-end remeasurement of the retirement-related liabilities; partially offset by

•        Higher retained earnings ($7.8 billion) and higher common stock ($1.1 billion).

The company generated $16.9 billion in cash flow provided by operating activities, a decrease of $0.6 billion when compared to 2013, driven primarily by a higher level of cash tax payments ($1.7 billion). Net cash used in investing activities of $3.0 billion was $4.3 billion lower than 2013, primarily due to a decrease in cash used for acquisitions ($2.4 billion) and an increase in cash provided from divestitures ($2.1 billion). Net cash used in financing activities of $15.5 billion increased $5.6 billion compared to the prior year, driven primarily by lower net cash proceeds from total debt ($5.2 billion).

In 2014, the company made significant progress in its continuing transformation, investing to position the business for the longer term. In January 2015, the company disclosed that it is expecting GAAP earnings in the range of $14.35 to $15.10 and operating (non-GAAP) earnings between $15.75 and $16.50 per diluted share from continuing operations for 2015. The company also stated that it expects free cash flow in 2015 to be relatively flat compared to 2014.

For the first quarter of 2015, the company expects mid single-digit earnings per share growth from continuing operations, primarily driven by the large workforce rebalancing charge that was recorded in the first quarter of 2014.

DESCRIPTION OF BUSINESS

Please refer to IBM’s Annual Report on Form 10-K filed with the SEC on February 24, 2015 for a more detailed version of this Description of Business, especially Item 1A. entitled “Risk Factors.”

The company creates value for clients through integrated solutions and products that leverage: data, information technology, deep expertise in industries and business processes, and a broad ecosystem of partners and alliances. IBM solutions typically create value by enabling new capabilities for clients that transform their businesses and help them engage with their customers and employees in new ways. These solutions draw from an industry-leading portfolio of consulting and IT implementation services, cloud and cognitive offerings, and enterprise systems and software; all bolstered by one of the world’s leading research organizations.

Strategy

In a time of unprecedented technological change, IBM’s strategy remains one of innovation and a constant drive to deliver higher value for our clients.

Key tenets of the company’s strategy include:

1. Our strategic imperatives: Data, cloud and engagement are fundamentally transforming the IT industry, the company and our clients’ businesses. The tremendous growth of data is redefining today’s competitive advantage. With data as the world’s new “natural resource,” it is fundamentally transforming industries and professions. Yet as with all natural resources, only by refining data into actionable insights through analytics does it become valuable to the customer’s business. Cloud computing—the delivery of IT and business processes as digital services—offers opportunities for enterprises to reinvent not just their operations, but their entire business model and approaches to innovation. Engagement, including mobile and social technologies, is profoundly changing how people interact and the way work gets done. Finally, these transformations are all supported and protected by high levels of security to ensure privacy and integrity of action. These three imperatives—data, cloud and engagement—are the foundation of IBM’s strategy today and its vision for the future.

2. Our unique strength: Our ability to connect new technologies with the systems currently running today’s enterprises is a key value-added service and market differentiator for IBM. Clients today want more than just adopting new technologies—they want IBM to fuse new solutions with their existing systems. This “bringing together” is what the company calls Hybrid Cloud, and IBM is uniquely able to bring this value to its clients.

3. Our migration to higher levels of business value: Clients look to IBM to solve their business challenges and opportunities rather than just providing technology. Our evolution over decades—from hardware to software and services, and increasingly to full-fledged business solutions—reflects this critical shift in meeting client needs. IBM brings together the full breadth of its integrated offerings and industry expertise to be essential to its clients and deliver higher value.

1. Our Strategic Imperatives

Data: transforming industries and professions

Fueled by the proliferation of mobile devices, social media and the infusion of technology into virtually all aspects of business, data is the world’s new natural resource. Without powerful analytics, however, it is just data.

Across all industries, enterprises are working hard to harvest new insights from the explosion of available data—the new basis for today’s competitive advantage. The advantage for enterprises increases as they apply more sophisticated approaches to refining their data, turning them into insights that are actionable and add value. The advent of cognitive computing, which mirrors the same cognitive process that people use every day to understand the world around them, is profoundly redefining the relationship between humans and information. Cognitive systems learn, navigate the language and protocols of expert communities, and communicate in natural language.

IBM has invested more than $26 billion, including over $17 billion on more than 30 acquisitions, to build its capabilities in big data and analytics. One third of IBM Research’s spending is focused on data, analytics and cognitive computing.

In 2014, IBM reported nearly $17 billion in business analytics revenue, and the company established the Watson Group to develop and commercialize cognitive computing innovations. The company has committed a $1 billion investment to Watson, including $100 million dedicated to venture investments to support start-ups building cognitive apps through the Watson Developer Zone on Bluemix. The company is also making Watson more widely available through the Watson Ecosystem, which has grown to more than 160 partners with nearly 4,000 future partners seeking to build a new generation of cognitive apps. IBM also launched Watson Analytics, a breakthrough natural language-based cognitive service that provides instant access to powerful predictive and visual analytic tools for businesses. Through Watson Analytics, IBM is extending analytics to the end user, not just the data scientist. IBM’s goal is to give every business professional access to advanced cognitive-powered predictive analytics, coupled with new forms of data.

In addition in 2014, the company made bold moves by establishing key alliances. In the data space, the company announced a ground-breaking partnership with Twitter to incorporate Twitter’s massive data streams into IBM’s cloud-based analytics, customer engagement platforms and consulting services. Enterprises will now be able to understand customer sentiment more deeply and anticipate sudden shifts in moods and markets by tapping into the Twitter data in powerful new ways. This capability will also allow clients to integrate Twitter data into their own cloud services and mobile apps.

Cloud: reinventing IT

Cloud is at the heart of the digital revolution. No enterprise is untouched by this revolution and the shifts are occurring rapidly.

Enterprises are benefitting from cloud by using it to transform their IT and business processes into digital services. Much has been written about how cloud enables the sharing of infrastructure—this is true. However the real promise of cloud is much more profound. By forcing greater levels of standards up and down the technology value chain, new products and services, and even entire business models, are able to be created in weeks rather than months or years.

Cloud is a catalyst for innovation. IBM has invested more than $8 billion to acquire 18 companies related to cloud, and is investing more than $1 billion to expand its global footprint to 40 datacenters worldwide. IBM now has more than 120 software-as-a-service (SaaS) offerings, and IBM Cloud supports 24 of the top 25 Fortune 500 companies, driving $7 billion of revenue for cloud-based solutions in 2014.

•        SoftLayer is the foundation for IBM’s expansive infrastructure-as-a-service portfolio. It offers bare metal, private cloud and virtual server instances, which means it can cover many different workloads with unprecedented performance. SoftLayer offers a built-in private network which can handle huge capacity and gives users the ability to isolate public/private networks with controls for access and location of data.

•        Bluemix is IBM’s platform-as-a-service, built on the open standards foundation of Cloud Foundry and powered by SoftLayer’s cloud infrastructure. SoftLayer offers cloud-based services, APIs and leading third-party services to developers in an integrated platform. Bluemix also allows them to mix and match different tools to build apps in the cloud for mobile, Web, big data and analytics—to name just a few.

•        IBM Cloud marketplace brings together the company’s vast portfolio of cloud capabilities, delivering a self-service, digital experience for developers, IT and business leaders. Visitors have access to a growing portfolio of cloud capabilities from IBM and qualified third-party vendors. Open integration including pre-built APIs and hybrid options enable enterprise integration and composable business models.

The IBM Cloud is the most powerful choice for enterprise-grade environments—bringing unparalleled levels of security, performance and scalability. As a result, in 2014, IBM formed a strategic alliance with SAP to run its business applications on IBM’s cloud.

Engagement: re-imagining work

Social, mobile and unprecedented access to data are changing how individuals and institutions work together. A new class of customer has emerged: one who is empowered with knowledge, enriched by networks and expects value in return for sharing information. Enterprises must create a systematic approach to engage these newly empowered customers through more personalized interactions. IBM calls these new forms of interactions “engagement”—and includes social collaboration and mobile—both underpinned by high levels of security.

In 2014, the mobile, social and security portfolio generated double-digit growth with mobile revenue more than tripling versus 2013, security revenue up 19 percent and social business growing 3 percent. In addition, IBM has acquired 23 companies related to mobile, social and security.

On the mobile front, IBM and Apple formed an historic partnership to transform enterprise mobility as we know it today. Together, IBM and Apple are joining forces to bring the ease-of-use of personal apps to the enterprise environment. Together, the two companies are bringing the first wave of industry-specific apps to the market—targeting the needs of individual workers and helping to solve long-standing industry challenges.

In addition, MobileFirst remains IBM’s unified approach to help clients and partners deliver best-in-class mobile solutions, take advantage of more commercial opportunities and provide a superior customer experience.

On the social collaboration front, in 2014, IDC named IBM the worldwide market share leader in Enterprise Social Software for the fifth consecutive year.(1) In addition, IBM Verse, powered by IBM analytics and advanced search, is a new cloud-based messaging and social collaboration solution to manage the workday. It provides a seamless user experience across social networking, meetings, chat, documents, mail, and an array of intelligent, security-rich and engaging social apps on mobile devices or the Web.

Security is a boardroom-level issue. It is also a key enabler for the continued growth of data, cloud and engagement. Enterprises—and their clients—demand that these activities be secure as a requirement for participation.

The magnitude, sophistication and complexity of today’s security threats are growing. With the proliferation of data on mobile devices, in social media and in the cloud, breaches are more visible and occur on a heightened scale. IBM Security solutions use sophisticated analytics to identify and thwart attacks in realtime—protecting our clients’ information, processes and people.

IBM Security brings to our clients high-end consulting, advanced fraud and threat protection, identity and access management, application and data security, mobile and cloud security, network and end-point protection with services for cloud.

(1) IDC Worldwide Enterprise Social Networks 2014—2018 Forecast and 2013 Vendor Shares, July 23, 2014.

2. Our Unique Strength

Data, cloud and engagement are powerful forces changing the landscape of technology and businesses. However, enterprise clients need more. Enterprises need to bring this new world of technology together with the existing systems that currently run their businesses if they are to capture their full value. This combination is what we refer to as Hybrid Cloud.

Without bringing these worlds together, these new technologies become “islands” within the enterprise. For example, a business that invests in a social media platform engages with and captures the sentiment of individual customers. These can be valuable interactions. However, much deeper insight into the needs and wants of an individual customer comes when combining the social media interactions with the historical purchase and engagement records of that customer—as stored in existing systems. By combining these insights, the enterprise personalizes interactions in ways that are relevant and meaningful to that customer.

IBM is unique in bringing this Hybrid world to its clients with our unparalleled strength in both the existing and the new worlds of IT.

IBM supports its clients’ mission critical processes, and remains the “go-to” platform for the enterprise. For example, more than 90 percent of the top 100 banks and the top 25 U.S. retailers run on IBM systems. In addition, nearly half of the Fortune 100 companies outsource IT operations to IBM. The company’s leadership in enterprise computing provides the foundation for strategic partnerships as leading companies want to work with IBM as evidenced by the Apple, SAP, Twitter and Tencent partnerships announced in 2014.

Combine this with the company’s strength in the new worlds of data, cloud and engagement—and IBM brings a unique and important capability to the market.

3. Our Migration to Higher Value

Technology by itself does not create value for a business. Technology enables a business to achieve its aspirations by facilitating richer interactions with clients and ecosystems, by unlocking deeper insight and by enabling faster actions.

IBM has continuously evolved its mission to deliver increasingly higher levels of business value to its clients. Starting primarily as a hardware company, IBM has added a rich portfolio of software and services to add higher value.

This next phase of IBM’s transformation will realize the full breadth of the portfolio by bringing higher-value added solutions to our clients. Examples include:

•        Using predictive analytics to reduce customer attrition rates through the IBM Customer Data solution.

•        Detecting fraudulent claims before payments are made through the IBM Counter Fraud solution.

•        Preventing costly and unscheduled downtime of equipment through early detection of anomalies with the IBM Predictive Asset Optimization solution.

The focus on integrated solutions will make IBM a stronger partner with its clients as the company takes another step in its continuous evolution to higher levels of value.

Summary

One constant throughout IBM’s over 100-year history has been the need to continually transform the company in an ever-changing industry. Our industry, our clients—and IBM itself—is in the midst of such a fundamental transformation.

This is a transformation of unparalleled growth and promise:

•        The promise of technology to bring extraordinary levels of insight to human endeavors through advances in analytics and cognitive computing.

•        The promise of the cloud as a catalyst for innovation, freeing enterprises to focus more on the uses of technology rather than just the technology itself.

•        The promise of enterprises engaging with their customers, their employees and their business partners through richer, more personalized means.

•        All underscored by security to help protect the integrity of every interaction.

We are excited about the prospects for growth and value for our clients—and for IBM—and we look forward to helping our clients transform their businesses for the future.

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

The business model is dynamic, adapting to the continuously changing market and economic environment. The company continues to divest certain businesses and strengthen its position through strategic organic investments and acquisitions in higher-value areas. In addition, the company has transformed itself into a globally integrated enterprise which has improved overall productivity and is driving investment and expanding participation in markets with significant long-term opportunity.

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

GTS Capabilities

Strategic Outsourcing: delivers comprehensive IT outsourcing services dedicated to transforming clients’ existing infrastructures to consistently deliver improved quality, flexibility, risk management and financial value. The company integrates long-standing expertise in service management and technology with the ability to exploit the power of new technologies from IBM systems and software, such as cloud computing, analytics and virtualization, to deliver high performance, innovation and improved ability to achieve business objectives.

Global Process Services: included within Strategic Outsourcing, delivers a range of offerings consisting of standardized through transformational solutions including processing platforms and business process outsourcing. These services deliver improved business results to clients through the strategic change and/or operation of the client’s business processes, applications and infrastructure. Global Process Services will be integrated within Global Business Services beginning in 2015.

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

Cloud: delivers a comprehensive set of cloud services ranging from assisting clients with building their own private clouds, to building customized dedicated managed clouds, to allowing clients to leverage standardized cloud infrastructure services from the SoftLayer and Cloud Managed Services offerings, to creating hybrid environments linking their private and public workloads together. This portfolio of cloud offerings spans across the GTS business lines.

Technology Support Services (Maintenance Services): delivers a complete line of support services from product maintenance through solution support to maintain and improve the availability of clients’ IT infrastructures.

Global Business Services (GBS) has the mission to deliver predictable business outcomes to the company’s clients across two primary business areas: Consulting and Systems Integration and Application Management Services. These professional services deliver business value and innovation to clients through solutions which leverage industry and business process expertise. The role of GBS is to drive initiatives that integrate IBM content and solutions and drive the progress of the company’s strategic imperatives. As clients transform themselves in response to market trends like big data, social and mobile computing, GBS helps clients use these technologies to reinvent relationships with their customers and realize new standards of efficacy and efficiency in the internal processes, data and applications that they use to run their businesses.

GBS Capabilities

Consulting and Systems Integration: delivering client value with solutions in Strategy and Transformation, Application Innovation Services, Enterprise Applications and Smarter Analytics. Consulting is also focused on bringing to market client solutions that drive Smarter Commerce, Cloud, Mobile and Social Business.

Application Management Services: delivers application management, maintenance and support services for packaged software, as well as custom and legacy applications. Value is delivered through advanced capabilities in areas such as application testing and modernization, cloud application services, the company’s highly differentiated globally integrated capability model, industry knowledge and the standardization and automation of application management.

Software consists primarily of middleware and operating systems software. Middleware software enables clients to integrate systems, processes and applications across a standard software platform to improve their business results, solve critical problems and gain competitive advantage within their industries. IBM middleware is designed on open standards, making it easier to integrate disparate business applications, developed by different methods and implemented at different times. Operating systems are the software engines that run computers. Approximately 70 percent of external Software segment revenue is annuity based, coming from recurring license charges, software sold “as a service” and ongoing post-contract support. The remaining revenue relates to one-time charge (OTC) arrangements in which clients pay one, up-front payment for a perpetual license. Typically, the sale of OTC software includes one year of post-contract support. Clients can also purchase ongoing post-contract support after the first year, which includes unspecified product upgrades and technical support.

Software Capabilities

WebSphere: delivers capabilities that enable organizations to run high-performance business applications. With these applications, clients can integrate and manage business processes across their organizations with the flexibility and agility they need to respond to changing conditions. Built on services-oriented architecture (SOA), and open standards support for cloud, mobile and social interactions, the WebSphere platform enables enterprises to extend their reach and optimize interactions with their key constituents. Smarter Commerce software helps companies better manage and improve each step of their value chain and capitalize on opportunities for profitable growth, efficiency and increased customer loyalty.

Information Management: enables clients to integrate, manage and analyze enormous amounts of data from a large variety of sources in order to gain competitive advantage and improve their business outcomes. With this approach, clients can extract real value out of their data and use it to make better business decisions. IBM’s middleware and integrated solutions include advanced database management, information integration, data governance, enterprise content management, data warehousing, business analytics and intelligence, predictive analytics and big data analytics.

Watson Solutions: the first commercially available cognitive computing platform that has the ability to interact in natural language, processing vast amounts of big data, and learning from its interactions with people and computers. As an advisor, Watson is able to sift through and understand large amounts of data delivering insights with unprecedented speeds and accuracy.

Tivoli: helps clients optimize the value they get from their infrastructures and technology assets through greater visibility, control and automation across their end-to-end business operations. These asset management solutions foster integrated service delivery for cloud and datacenter management, enterprise endpoint and mobile device management, asset and facilities management, and storage management. Tivoli includes security systems software that provides clients with a single security intelligence platform that enables them to better secure all aspects of their enterprise and prevent security breaches.

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

Rational: supports software development for both IT and complex embedded system solutions, with a portfolio of products and solutions supporting DevOps and Smarter Product Development, transforming the way lines of business, development and operations work together to deliver innovation via software.

Mobile: spans middleware and offers customers true end-to-end mobile solutions across platform and application development, mobile security, and mobile device management. Leveraging powerful analytics and usage data, customers are provided with the ability to have more compelling interactions with their clients and workforce, increasing touchpoints and deepening relationships. The mobile offerings provide the ability to increase workforce productivity through enhanced collaboration, improved knowledge sharing and increased response speed.

In January 2015, the company made several changes designed to more effectively align its key capabilities and resources to its strategic imperatives. These changes will enable the company to respond more quickly to critical client agendas and drive higher value. Across Software, the company is transitioning its portfolio to capture growth and continue to drive innovation. The focus will be centered around analytics, security, and commerce—similar to the action the company implemented in 2014 with Watson—utilizing its software assets to improve speed and agility in bringing integrated solutions to its clients.

Systems and Technology (STG) provides clients with innovative infrastructure technologies to help meet the new requirements of data, cloud and engagement—from deploying advanced analytics, to moving to digital service delivery with the cloud, and securing mobile transaction processing. Approximately half of Systems and Technology’s server and storage sales transactions are through the company’s business partners; with the balance direct to end-user clients. In addition, Systems and Technology provides leading semiconductor technology, products and packaging solutions for IBM’s own advanced technology needs.

Systems and Technology Capabilities

Servers: a range of high-performance systems designed to address capacity, security, speed and compute power needs for businesses, organizations and technical computing applications. After the divestiture of the System x industry standard server business, the portfolio includes System z, a trusted enterprise platform for integrating data, transactions and insight, and Power Systems, a system designed from the ground up for big data, optimized for scale-out cloud and Linux, and delivering open innovation with OpenPOWER. The company is also a founding member of the OpenPOWER foundation, a group of industry-leading companies working together to develop high-performance compute solutions based on the IBM POWER architecture.

Storage: data storage products and solutions that allow clients to retain and manage rapidly growing, complex volumes of digital information. These solutions address critical client requirements for information retention and archiving, security, compliance and storage optimization including data deduplication, availability and virtualization. The portfolio consists of a broad range of software defined storage solutions, disk and tape storage systems and Flash storage and solutions.

Technology: the company’s continued leadership in systems requires ongoing investments in semiconductor and material science research and development that drives innovation that matters for our clients. In 2014, the company announced a definitive agreement to divest its Microelectronics business and manufacturing operations. This transaction is expected to close in 2015.

Global Financing facilitates IBM clients’ acquisition of information technology systems, software and services by providing financing solutions in the areas where the company has the expertise. The financing arrangements are predominantly for products or services that are critical to the end users’ business operations. These financing contracts are entered into after a comprehensive credit evaluation and are secured by legal contracts. As a captive financier, Global Financing has the benefit of both deep knowledge of its client base and a clear insight into the products and services financed. These factors allow the business to effectively manage two of the major risks, credit and residual value, associated with financing while generating strong returns on equity. Global Financing also maintains a long term partnership with the companies’ clients through various stages of IT asset life cycle – from initial purchase and technology upgrades to asset disposition decisions.

Global Financing Capabilities

Client Financing: lease and loan financing to end users and internal clients for terms up to seven years. Assets financed are primarily it products and services where the company has expertise. Internal financing is predominantly in support of Global Services’ long-term client service contracts. Global Financing also factors a selected portion of the company’s accounts receivable, primarily for cash management purposes. All internal financing arrangements are at arm’s-length rates and are based upon market conditions.

Commercial Financing: short-term inventory and accounts receivable financing to dealers and remarketers of IBM and OEM products.

Remanufacturing and Remarketing: used equipment is returned from lease transactions, or may be surplus equipment internally or externally purchased. These assets may be refurbished or upgraded and sold or leased to new or existing clients both externally or internally. Externally remarketed equipment revenue represents sales or leases to clients and resellers. Internally remarketed equipment revenue primarily represents used equipment that is sold internally to Systems and Technology and Global Services. Systems and Technology may also sell the equipment that it purchases from Global Financing to external clients.

IBM Worldwide Organizations

The following worldwide organizations play key roles in IBM’s delivery of value to its clients:

•        Sales and Distribution

•        Research, Development and Intellectual Property

•        Integrated Supply Chain

Sales and Distribution

IBM has a significant global presence, operating in more than 175 countries, with an increasingly broad-based geographic distribution of revenue. The company’s Sales and Distribution organization manages the IBM global footprint, with dedicated country-based operating units focused on delivering unique value and superior experiences for clients. Within these units, client relationship professionals work with integrated teams of consultants, product specialists and delivery fulfillment teams to enable clients’ business growth and innovation. These teams deliver value by understanding the clients’ businesses and needs, and then bring together capabilities from across IBM and an extensive network of Business Partners to develop and implement solutions.

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

The company continues to invest to capture the long-term opportunity in key growth markets around the world—China, India and countries within Southeast Asia, Eastern Europe, the Middle East, Africa and Latin America. The company’s major markets include the G7 countries of Canada, France, Germany, Italy, Japan, the United States (U.S.) and the United Kingdom (UK) plus Austria, the Bahamas, Belgium, the Caribbean region, Cyprus, Denmark, Finland, Greece, Iceland, Ireland, Israel, Malta, the Netherlands, Norway, Portugal, Spain, Sweden and Switzerland.

Research, Development and Intellectual Property

IBM’s research and development (R&D) operations differentiate the company from its competitors. IBM annually invests approximately 6 percent of total revenue for R&D, focusing on high-growth, high-value opportunities. IBM Research works with clients and the company’s business units through global labs on near-term and mid-term innovations. It contributes many new technologies to IBM’s portfolio every year and helps clients address their most difficult challenges. IBM Research also explores the boundaries of science and technology—from nanotechnology to future systems, big data analytics, secure clouds and to IBM Watson, a “cognitive” learning system.

IBM Research also focuses on differentiating IBM’s services businesses, providing new capabilities and solutions. It has the world’s largest mathematics department of any public company, enabling IBM to create unique analytic solutions and actively engage with clients on their toughest challenges.

In February 2015, the company announced a new IBM Research lab to be located in South Africa. This will be IBM Research’s 13th global lab.

In 2014, IBM was awarded more U.S. patents than any other company for the 22nd consecutive year. IBM’s 7,534 patents awarded in 2014 represent a diverse range of inventions poised to enable significant innovations that will position the company to compete and lead in the emerging opportunities represented by cloud, big data and analytics, security, social and mobile. These inventions also will advance the new era of cognitive systems where machines will learn, reason and interact with people in more natural ways. It was the most U.S. patents ever awarded to one company in a single year.

The company continues to actively seek intellectual property (IP) protection for its innovations, while increasing emphasis on other initiatives designed to leverage its IP leadership. Some of IBM’s technological breakthroughs are used exclusively in IBM products, while others are licensed and may be used in IBM products and/or the products of the licensee. While the company’s various proprietary IP rights are important to its success, IBM believes its business as a whole is not materially dependent on any particular patent or license, or any particular group of patents or licenses. IBM owns or is licensed under a number of patents, which vary in duration, relating to its products.

Integrated Supply Chain

IBM has an extensive integrated supply chain, procuring materials and services globally. In 2014, the company also managed approximately $21.8 billion in procurement spending for its clients through the Global Process Services organization. The supply, manufacturing and logistics operations are integrated in one operating unit that has optimized inventories over time. Simplifying and streamlining internal processes has improved sales force productivity and operational effectiveness and efficiency. Supply chain resiliency enables IBM to reduce its risk during marketplace changes.

The company continues to derive business value from its own globally integrated supply chain providing a strategic advantage for the company to create value for clients. IBM leverages its supply chain expertise for clients through its supply chain business transformation outsourcing service to optimize and help operate clients’ end-to-end supply chain processes, from procurement to logistics. Utilizing analytics, mobile, cloud and social—with numerous projects, has allowed the integrated supply chain to drive positive business outcomes for the company and its clients.

YEAR IN REVIEW

Results of Continuing Operations

Segment Details

The following is an analysis of the 2014 versus 2013 reportable segment results. The table below presents each reportable segment’s external revenue and gross margin results. Segment pre-tax income includes transactions between segments that are intended to reflect an arm’s-length transfer price and excludes certain unallocated corporate items; see note T, “Segment Information,” on pages 145 to 150 for additional information.

($ in millions)

			Yr.-to-Yr.		Yr.-to-Yr.
			Percent/		Percent Change
			Margin		Adjusted for
For the year ended December 31:	2014	2013	Change		Currency
Revenue
Global Technology Services	$37,130	$38,551	(3.7)%		1.6%*
Gross margin	38.3%	38.1%	0.2	pts.
Global Business Services	17,825	18,396	(3.1)%		(1.1)%
Gross margin	30.8%	30.9%	0.0	pts.
Software	25,434	25,932	(1.9)%		(0.9)%
Gross margin	88.6%	88.8%	(0.2	)pts.
Systems and Technology	9,996	12,988	(23.0)%		(16.8)%*
Gross margin	39.5%	40.8%	(1.3	)pts.
Global Financing	2,034	2,022	0.6%		3.0%
Gross margin	49.4%	45.6%	3.7	pts.
Other	374	478	(21.7)%		(20.4)%
Gross margin	(215.0)%	(195.6)%	(19.4	)pts.
Total consolidated revenue	$92,793	$98,367	(5.7)%		(1.5)%*

Total consolidated gross profit	$46,407	$48,684	(4.7)%
Total consolidated gross margin	50.0%	49.5%	0.5	pts.
Non-operating adjustments
Amortization of acquired intangible assets	416	388	7.2%
Acquisition-related charges	—	5	(100.0)%
Retirement-related costs/(income)	173	629	(72.4)%
Operating (non-GAAP) gross profit	$46,996	$49,706	(5.5)%
Operating (non-GAAP) gross margin	50.6%	50.5%	0.1	pts.

* Adjusted for divestitures and currency.

Global Services

In 2014, the Global Services segments, Global Technology Services (GTS) and Global Business Services (GBS), delivered revenue of $54,954 million, a decrease of 3.5 percent as reported, but an increase of 1 percent adjusted for the divestitures of the customer care and industry standard server businesses (2 points) and currency (2 points). Pre-tax income decreased 8.4 percent and the pre-tax margin decreased 0.8 points to 16.5 percent. Total outsourcing revenue of $24,520 million decreased 6.3 percent as reported, but was flat year to year when adjusted for currency (2 points) and the divestitures (4 points). Total transactional revenue of $23,581 million decreased 0.4 percent, but increased 2 percent adjusted for currency.

($ in millions)

				Yr.-to-Yr.
			Yr.-to-Yr.	Percent Change
			Percent	Adjusted for
For the year ended December 31:	2014	2013	Change	Currency
Global Services external revenue	$54,954	$56,947	(3.5)%	0.7	%*
Global Technology Services	$37,130	$38,551	(3.7)%	1.6	%*
Outsourcing	20,770	22,060	(5.8)	1.2	*
Integrated Technology Services	9,506	9,380	1.3	3.7
Maintenance	6,853	7,111	(3.6)	(0.1	)*
Global Business Services	$17,825	$18,396	(3.1)%	(1.1)%
Outsourcing	3,750	4,097	(8.5)	(6.1)
Consulting and Systems Integration	14,075	14,298	(1.6)	0.4

* Adjusted for divestitures and currency.

Global Technology Services revenue of $37,130 million decreased 3.7 percent as reported in 2014 compared to the prior year, but increased 2 percent adjusted for currency (3 points) and the divestitures (3 points). Integrated Technology Services (ITS) revenue grew 1.3 percent (4 percent adjusted for currency) compared to 2013. The SoftLayer platform, which provides highly differentiated solutions for clients looking to deploy across public, private or hybrid clouds all unified on one platform, had strong performance. Throughout the year, SoftLayer attracted new workloads to the platform and the company is investing to expand its datacenter footprint globally. GTS Outsourcing revenue decreased 5.8 percent as reported in 2014, but increased 1 percent adjusted for currency (2 points) and the divestitures (5 points). Growth was driven by performance from the substantial new contracts brought on during 2013. In 2014, clients continued to sign large outsourcing engagements that leverage the company’s cloud, business analytics and mobile solutions. Maintenance revenue decreased 3.6 percent but was flat year to year adjusted for the divestiture of the industry standard server business (1 point) and currency (2 points).

Global Business Services revenue of $17,825 million decreased 3.1 percent (1 percent adjusted for currency) compared to the prior year. Consulting and Systems Integration (C&SI) revenue declined 1.6 percent as reported, but was flat adjusted for currency in 2014. There was strong growth in the practices that are highly differentiated in the marketplace which address cloud, analytics, mobile and social, offset by declines in the more traditional parts of the portfolio, such as back office implementations. As the new offerings continue to become a larger part of the portfolio they will contribute more meaningfully to the revenue performance. In July, the company announced a strategic partnership with Apple to deliver a new class of “enterprise ready” MobileFirst business applications for iOS combining mobility and analytics. In the fourth quarter of 2014, the first applications were launched with additional applications focused on healthcare, energy and utilities expected in the first quarter of 2015. GBS Outsourcing revenue decreased 8.5 percent (6 percent adjusted for currency) in 2014, but had sequential improvement in the year-to-year growth rate in the last two quarters of the year adjusted for currency. Throughout the year, performance was impacted by pricing pressure and client renegotiations, as well as a reduction in elective projects.

($ in millions)

			Yr.-to-Yr.
			Percent/
			Margin
For the year ended December 31:	2014	2013	Change
Global Services
Global Technology Services
External gross profit	$14,237	$14,691	(3.1)%
External gross profit margin	38.3%	38.1%	0.2	pts.
Pre-tax income	$6,340	$6,983	(9.2)%
Pre-tax margin	16.7%	17.6%	(1.0	)pts.
Global Business Services
External gross profit	$5,493	$5,676	(3.2)%
External gross profit margin	30.8%	30.9%	0.0	pts.
Pre-tax income	$2,999	$3,214	(6.7)%
Pre-tax margin	16.3%	16.8%	(0.5	)pts.

GTS gross profit margin increased 0.2 points to 38.3 percent in 2014. Pre-tax income decreased 9.2 percent to $6,340 million and the pre-tax margin declined 1.0 points to 16.7 percent compared to the prior year. While there was a benefit from the pre-tax gain of $202 million related to the customer care divestiture in 2014, this benefit was offset by investments in areas like new resiliency centers, additional security skills and the SoftLayer cloud hub expansion, plus the lost profit from the divested businesses. Overall, the profit performance in GTS reflects the actions that the company has taken to transform the business. The company has invested in its strategic imperatives to accelerate growth, continued to optimize its delivery platform through workforce rebalancing and broader use of automation, and divested businesses, all impacting the year-to-year results. While these actions all have near-term impacts to profit, they position the business more effectively going forward and will enable it to deliver more value to clients.

GBS gross profit margin of 30.8 percent was flat year to year compared to 2013. Pre-tax income decreased 6.7 percent to $2,999 million and the pre-tax margin declined 0.5 points to 16.3 percent. In 2014, profit was impacted by lower revenue on a relatively fixed cost base. In areas where the company has strong differentiation, such as solutions that address the strategic imperatives, there was good growth and gross margin performance. However, in the more traditional parts of the portfolio, there was continued price and profit pressure. The company will continue to invest in the strategic imperatives and accelerate the transition to global delivery. Additionally, Global Process Services, the business process outsourcing business, will be integrated with GBS beginning in 2015 to create a seamless end-to-end business transformation capability for clients.

Global Services Backlog

The estimated Global Services backlog at December 31, 2014 was $128 billion. This included a backlog reduction in 2014 of $3.7 billion associated with the customer care and industry standard server divestitures. Adjusting for the divested businesses, backlog was down 7.5 percent as reported, but flat adjusted for currency year to year. The estimated transactional backlog at December 31, 2014 decreased 7.6 percent (1 percent adjusted for currency) from the December 31, 2013 levels. The estimated outsourcing backlog decreased 11.0 percent as reported, but increased 1 percent adjusted for the customer care divestiture (4 points) and currency (8 points).

($ in billions)

				Yr.-to-Yr.
			Yr.-to-Yr.	Percent Change
			Percent	Adjusted for
At December 31:	2014	2013	Change	Currency
Backlog
Total backlog	$128.4	$142.8	(10.1)%	(2.9)%
Adjusted for divested businesses			(7.5)	(0.2)
Outsourcing backlog	80.8	90.8	(11.0)	(3.3)
Adjusted for customer care			(7.1)	0.8

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

($ in millions)

				Yr.-to-Yr.
			Yr.-to-Yr.	Percent Change
			Percent	Adjusted for
For the year ended December 31:	2014	2013	Change	Currency
Total signings	$51,569	$63,203	(18.4)%	(15.7)%
Outsourcing signings	$26,517	$35,027	(24.3)%	(21.1)%
Transactional signings	25,052	28,176	(11.1)	(8.9)

Software

($ in millions)

				Yr.-to-Yr.
			Yr.-to-Yr.	Percent Change
			Percent	Adjusted for
For the year ended December 31:	2014	2013	Change	Currency
Software external revenue	$25,434	$25,932	(1.9)%	(0.9)%
Middleware	$21,474	$21,557	(0.4)%	0.6%
Key Branded Middleware	17,098	17,322	(1.3)	(0.2)
WebSphere Family			2.7	3.5
Information Management			(4.1)	(3.0)
Workforce Solutions			(6.1)	(5.1)
Tivoli			2.0	3.0
Rational			(3.3)	(1.3)
Other middleware	4,376	4,235	3.3	4.2
Operating systems	2,119	2,447	(13.4)	(12.6)
Other	1,841	1,929	(4.5)	(3.7)

Software revenue of $25,434 million decreased 1.9 percent (1 percent adjusted for currency) in 2014 compared to the prior year. Middleware decreased 0.4 percent (increased 1 percent adjusted for currency) while operating systems were down 13.4 percent (13 percent adjusted for currency). The decline in operating systems impacted total software revenue growth year to year at constant currency by approximately 1 point. The company had solid growth in many of its solution areas, including security, mobile and cloud. In addition, across the software brands, software-as-a-service (SaaS) offerings grew rapidly throughout the year, increasing approximately 50 percent compared to 2013. In the first quarter of 2014, the company launched Bluemix, a cloud platform-as-a service for the enterprise and, during the year, the Software business completed five acquisitions adding to its capabilities in mobile, cloud and security. Across Software, the company is transitioning its portfolio to capture growth areas while continuing to drive innovation in its core franchises. It is growing and building capabilities in emerging areas like SaaS, mobile and security. Performance in 2014 reflected business model changes that impacted the transactional revenue growth. Given clients’ substantial investment in the IBM software platform, the company has been providing more flexibility on how clients deploy its software acquired through enterprise licensing agreements. This enables clients to more effectively manage their capacity and commit to the company’s platforms for the long term, however, it does impact period transactional revenue.

Key branded middleware revenue, which accounted for 67 percent of total Software revenue in 2014, decreased 1.3 percent (flat percent adjusted for currency) compared to the prior year. While there was growth in several strategic areas like cloud, mobile and security, other parts of the portfolio declined on a year-to-year basis.

WebSphere revenue increased 2.7 percent (4 percent adjusted for currency) in 2014 compared to the prior year. Revenue performance was driven by growth in Application Server, Business Integration and Commerce offerings. In Commerce, there was strong momentum in Commerce-as-a-service, which includes the acquisitions of Silverpop and Aspera. MobileFirst, the comprehensive portfolio of mobile software and services that enable clients to manage, integrate and leverage mobile devices, contributed to the significant growth of the company’s mobile business.

Information Management revenue decreased 4.1 percent (3 percent adjusted for currency) in 2014 compared to the prior year. With the acquisition of Cloudant, the company has added database-as-a-service capability. Cloudant extends the company’s mobile and cloud platforms by enabling developers to easily and quickly create next-generation mobile and Web-based applications.

Workforce Solutions revenue decreased 6.1 percent (5 percent adjusted for currency) in 2014 compared to the prior year. Performance has been impacted by the transition from on premise Notes to SaaS offerings. The company is working to transform this business and build recurring revenue streams from the SaaS offerings.

Tivoli revenue increased 2.0 percent (3 percent adjusted for currency) in 2014 compared to the prior year. Year-to-year revenue growth was driven by security software which grew at double digit rates again this year. As cybersecurity threats are a key issue faced by all customers, these strong results are being driven in part by incremental requirements for security with the expansion into cloud and mobile computing.

Rational revenue decreased 3.3 percent (1 percent adjusted for currency) in 2014 year over year

Operating systems revenue decreased 13.4 percent (13 percent adjusted for currency) in 2014 compared to 2013. This decline was primarily driven by declines in Power Systems.

($ in millions)

			Yr.-to-Yr.
			Percent/
			Margin
For the year ended December 31:	2014	2013	Change
Software
External gross profit	$22,533	$23,032	(2.2)%
External gross profit margin	88.6%	88.8%	(0.2	)pts.
Pre-tax income	$10,699	$11,106	(3.7)%
Pre-tax margin	37.0%	38.1%	(1.2	)pts.

Software gross profit decreased 2.2 percent, with a gross profit margin of 88.6 percent. Software pre-tax income decreased 3.7 percent year to year and pre-tax margin declined 1.2 points. Across software, the company continues to drive innovation and capture growth areas, integrating analytics and security capabilities that are needed to operate seamlessly in a hybrid environment. For example, the company is introducing several new offerings that further enable its analytics portfolio in a cloud environment. It recently announced IBM Verse, a cloud based email and collaboration offering that integrates Watson capabilities. This type of continued innovation in offerings, together with expanding services on the Bluemix platform-as-a-service, will better allow customers to move to a hybrid environment.

Systems and Technology

($ in millions)

				Yr.-to-Yr.
			Yr.-to-Yr.	Percent Change
			Percent	Adjusted for
For the year ended December 31:	2014	2013	Change	Currency
Systems and Technology external revenue	$9,996	$12,988	(23.0)%	(16.8)%*
System z			(23.3)%	(22.6)%
Power Systems			(18.9)	(18.2)
Storage			(12.0)	(11.0)
System x			(35.1)	(34.9)

* Adjusted for divestitures and currency.

Systems and Technology (STG) revenue of $9,996 million decreased 23.0 percent as reported in 2014, 17 percent adjusted for the divestiture of the industry standard server business (5 points) and currency (1 point). In 2013, the STG business reported a profit decline of $1,653 million compared to 2012. During 2014, the company worked to reposition this business and to stabilize profit. It divested the industry standard server business and announced the divestiture of the Microelectronics business. Performance in 2014 reflected year-to-year declines related to the System z product cycle as well as declines in Power Systems and Storage. STG grew profit in the fourth quarter, and was profitable for the year. Profit performance year to year was impacted by the divestiture and currency, in addition to the revenue impacts.

System z revenue decreased 23.3 percent (23 percent adjusted for currency) compared to the prior year. The fourth quarter of 2014 marked the tenth quarter of the current product cycle. In January 2015, the company announced the z13, the new generation mainframe. The z13 system culminates a billion dollar investment and five years of development, leverages the innovation of more than 500 new patents and represents a collaboration with more than 60 clients. The result of this effort is a mainframe that has the world’s fastest processor that can execute two-and-a-half billion transactions a day. With this generation of mainframe, the company has dramatically enhanced its capabilities around analytics, mobile, security and cloud to address the needs clients see in their businesses. These capabilities span from real-time insights to real-time fraud detection in a system that can consistently run at 100-percent utilization with 100-percent uptime. The company continues to innovate on the platform to address client needs and extend its leadership in high-end systems, a core franchise that has nearly doubled in installed capacity over the last five years.

Power Systems revenue decreased 18.9 percent (18 percent adjusted for currency) in 2014 compared to the prior year. Although down year to year, there was sequential improvement in the year-to-year revenue growth rate at constant currency in the last two quarters of the year. The company has repositioned Power which is not only a systems business, but also an open chip processor and an IP income opportunity through the OpenPOWER foundation. In June, scale-out systems based on POWER8 were introduced and high-end POWER8-based enterprise systems were announced in October. These newly announced systems are highly scalable and can handle the most data intensive, mission critical applications in the industry. In addition, the company saw continued expansion of the OpenPOWER consortium, now with over 80 members, 14 of which are in greater China. Since the establishment of the consortium a year ago, several offerings have been introduced by consortium members based on the POWER architecture. In addition, the company has initiated a strategic partnership with Suzhou PowerCore, which intends to use POWER architecture to develop and market processors for servers in China.

Storage revenue decreased 12.0 percent (11 percent adjusted for currency) in 2014 compared to the prior year. However, at constant currency, it delivered sequential improvement in the year-to-year growth rate over the last three quarters of 2014. Full-year performance included strong contribution from FlashSystem and the Storwize portfolio. However, this was more than offset by weakness in high-end disk and the continued wind-down of the legacy storage-related OEM business.

($ in millions)

			Yr.-to-Yr.
			Percent/
			Margin
For the year ended December 31:	2014	2013	Change
Systems and Technology
External gross profit	$3,945	$5,299	(25.6)%
External gross profit margin	39.5%	40.8%	(1.3	)pts.
Pre-tax income	$34	$213	(84.1)%
Pre-tax margin	0.3%	1.6%	(1.3	)pts.

Systems and Technology’s gross profit margin of 39.5 percent decreased 1.3 points versus the prior year. The decrease was driven by lower margins in Power Systems (1.3 points) and Storage (0.9 points), partially offset by an increase due to mix (0.7 points), driven by the divestiture of the industry standard server business. Pre-tax income decreased $179 million or 84.1 percent and pre-tax margin decreased 1.3 points in 2014 versus the prior year.

In 2014, the company took significant actions to reposition its Systems and Technology business for higher value, and reinforced its commitment to driving innovation in high-end systems and storage. It repositioned Power through the development of the POWER8 systems which are built for cloud and big data, and it made available the POWER8 architecture through the OpenPOWER consortium to build an open ecosystem and an IP opportunity. The company is divesting its Microelectronics business with future chip supply coming from an at-scale provider, and has committed $3 billion of investment over five years in the next era of chip technology as it strengthens its semiconductor research and development and systems innovation. The company also divested System x, the industry standard server business, and announced the z13, the new generation of the mainframe. With its portfolio repositioned and the introduction of the new mainframe, this business segment should now see profit leverage going forward.

Global Financing

See pages 73 through 77 for an analysis of Global Financing’s segment results.

Geographic Revenue

In addition to the revenue presentation by reportable segment, the company also measures revenue performance on a geographic basis. The following geographic, regional and country-specific revenue performance excludes OEM revenue.

($ in millions)

				Yr.-to-Yr.
			Yr.-to-Yr.	Percent Change
			Percent	Adjusted for
For the year ended December 31:	2014	2013	Change	Currency*
Total revenue	$92,793	$98,367	(5.7)%	(1.5)%
Geographies	$92,326	$97,800	(5.6)%	(1.5)%
Americas	41,410	43,249	(4.3)	(0.8)
Europe/Middle East/Africa	30,700	31,628	(2.9)	(0.6)
Asia Pacific	20,216	22,923	(11.8)	(4.1)

Major markets			(4.3)%	(1.0)%
Growth markets			(9.9)%	(3.2)%
BRIC countries			(10.7)%	(4.5)%

* Adjusted for divestitures and currency.

Total geographic revenue of $92,326 million decreased 5.6 percent as reported and 1 percent adjusted for divestitures (2 points) and currency (2 points) in 2014 compared to the prior year. In total, major market countries decreased 4.3 percent as reported and 1 percent adjusted for divestitures (2 points) and currency (1 point). Growth market countries decreased 9.9 percent as reported and 3 percent adjusted for divestitures (3 points) and currency (4 points) compared to 2013.

The year-to-year decline in growth markets revenue adjusted for currency and the divestitures reflected growth in the Latin American and Europe growth markets, more than offset by decreased revenue in the Asia Pacific growth markets. The Latin American growth market countries decreased 1.0 percent as reported, but grew 8 percent adjusted for divestitures (2 points) and currency (7 points). Within Latin America, Brazil decreased 3.1 percent as reported, but grew 4 percent adjusted for divestitures (1 point) and currency (6 points). There was also growth in most other Latin American countries at constant currency. European growth markets were down 5.3 percent as reported, but increased 1 percent adjusted for divestitures (3 points) and currency (3 points) compared to the prior year. Asia Pacific growth market countries decreased 14.6 percent as reported and 9 percent adjusted for divestitures (3 points) and currency (2 points). This performance was driven by China and several of the other larger growth market countries. China decreased 17.2 percent as reported and 15 percent adjusted for divestitures (3 points) and currency (0 points), but reflected improvement in its sequential year-to-year growth rate in the last quarter of the year with strong software performance and several large mainframe transactions. In the fourth quarter, China revenue decreased 19.9 percent as reported, but declined 1 percent adjusted for currency and divestitures. Australia, India and Korea, which are some of the larger countries within the Asia Pacific growth markets, also declined compared to the prior year. Within the BRIC countries, combined revenue decreased 10.7 percent as reported and 5 percent adjusted for divestitures (3 points) and currency (3 points) compared to the prior year. On an adjusted basis, this performance reflects growth in Brazil and Russia, more than offset by the declines in China and India.

Americas revenue of $41,410 million decreased 4.3 percent as reported and 1 percent adjusted for divestitures (2 points) and currency (1 point) compared to the prior year. On an adjusted basis, there was increased revenue in the growth markets offset by year-to-year declines in the major market countries. Within the North American major markets, the U.S. declined 4.0 percent as reported and 2 percent adjusted for divestitures (2 points). Canada was down 9.8 percent as reported and 2 percent adjusted for divestitures (1 point) and currency (7 points).

Europe/Middle East/Africa (EMEA) revenue of $30,700 million decreased 2.9 percent as reported and 1 percent adjusted for divestitures (3 points) and offset by currency (1 point). Major market countries were down 2.6 percent as reported and 1 percent adjusted for divestitures (2 points), offset by currency (1 point). This was offset by growth of 1 percent on an adjusted basis in the growth market countries. Major market performance adjusted for the divestitures and currency included growth in Germany, Italy and Spain, which was more than offset by declines in the UK and France compared to the prior year.

Asia Pacific revenue of $20,216 million decreased 11.8 percent as reported and 4 percent adjusted for the divested businesses (3 points) and currency (5 points). Japan was down 7.6 percent as reported, but increased 3 percent adjusted for divestitures (3 points) and currency (8 points). On this basis, Japan reflected year-to-year growth in every quarter of 2014. However, this growth was more than offset by declines in the Asia Pacific growth markets.

Total Expense and Other (Income)

($ in millions)

			Yr.-to-Yr.
			Percent/
			Margin
For the year ended December 31:	2014	2013	Change
Total consolidated expense and other (income)	$26,421	$28,440	(7.1)%
Non-operating adjustments
Amortization of acquired intangible assets	(374)	(370)	1.2
Acquisition-related charges	(12)	(40)	(70.0)
Non-operating retirement-related (costs)/income	(180)	(433)	(58.4)
Operating (non-GAAP) expense and other (income)	$25,855	$27,597	(6.3)%
Total consolidated expense-to-revenue ratio	28.5%	28.9%	(0.4	)pts.
Operating (non-GAAP) expense-to-revenue ratio	27.9%	28.1%	(0.2	)pts.

The key drivers of the year-to-year change in total expense and other (income) were approximately:

	Total	Operating
	Consolidated	(non-GAAP)
• Currency*	(1) point	(1) point
• Acquisitions**	2 points	2 points
• Base expense	(8) points	(7) points

*	Reflects impacts of translation and hedging programs.
**	Includes acquisitions completed in prior 12-month period; operating (non-GAAP) is net of non-operating acquisition-related charges.

Base expense includes the gains from the divestitures of the industry standard server and customer care businesses, as well as the impact of higher workforce rebalancing charges year to year. Excluding the gains from the divested businesses and the impact of workforce rebalancing, operating (non-GAAP) base expense decreased 3 points year to year versus the 7 point as reported decrease. Within base expense, the company is continuing to shift its resources and spending to the strategic imperatives.

For additional information regarding total expense and other (income) for both expense presentations, see the following analyses by category.

Selling, General and Administrative

($ in millions)

			Yr.-to-Yr.
			Percent
For the year ended December 31:	2014	2013	Change
Selling, general and administrative expense
Selling, general and administrative—other	$18,532	$19,178	(3.4)%
Advertising and promotional expense	1,307	1,294	1.1
Workforce rebalancing charges	1,472	1,031	42.7
Retirement-related costs	811	986	(17.8)
Amortization of acquired intangible assets	374	370	1.2
Stock-based compensation	350	435	(19.4)
Bad debt expense	334	156	113.8
Total consolidated selling, general and administrative expense	$23,180	$23,451	(1.2)%
Non-operating adjustments
Amortization of acquired intangible assets	(374)	(370)	1.2
Acquisition-related charges	(11)	(25)	(54.1)
Non-operating retirement-related (costs)/income	(257)	(376)	(31.7)
Operating (non-GAAP) selling, general and administrative expense	$22,537	$22,680	(0.6)%

Total selling, general and administrative (SG&A) expense decreased 1.2 percent in 2014 versus 2013. The decrease was primarily driven by the effects of currency (2 points) and lower base expense (1 point), partially offset by acquisition-related spending (2 points). Operating (non-GAAP) SG&A expense decreased 0.6 percent primarily driven by the effects of currency (2 points), partially offset by acquisition-related spending (1 point). Workforce rebalancing charges in 2014 were $1,472 million, an increase of $440 million year to year, which resulted in a 2 point year-to-year impact in operating (non-GAAP) SG&A base expense. Bad debt expense increased $178 million year to year driven by higher specific provision additions, primarily in China and Latin America. The receivables provision coverage was 2.2 percent at December 31, 2014, an increase of 60 basis points from year-end 2013.

Research, Development and Engineering

($ in millions)

			Yr.-to-Yr.
			Percent
For the year ended December 31:	2014	2013	Change
Total consolidated research, development and engineering	$5,437	$5,743	(5.3)%
Non-operating adjustment
Non-operating retirement-related (costs)/income	77	(57)	NM
Operating (non-GAAP) research, development and engineering	$5,514	$5,686	(3.0)%

NM—Not meaningful

Research, development and engineering (RD&E) expense in continuing operations was 5.9 percent of revenue in 2014 and 5.8 percent of revenue in 2013. RD&E expense decreased 5.3 percent in 2014 versus 2013 primarily driven by: lower base expense (7 points) and the effects of currency (1 point), partially offset by higher expense due to acquisitions (2 points). Operating (non-GAAP) RD&E expense decreased 3.0 percent in 2014 compared to the prior year, primarily driven by lower base expense (4 points) and the effects of currency (1 point), partially offset by higher expense due to acquisitions (2 points).

Intellectual Property and Custom Development Income

($ in millions)

			Yr.-to-Yr.
			Percent
For the year ended December 31:	2014	2013	Change
Sales and other transfers of intellectual property	$283	$352	(19.7)%
Licensing/royalty-based fees	129	150	(13.9)
Custom development income	330	320	3.1
Total	$742	$822	(9.8)%

The timing and amount of Sales and other transfers of IP may vary significantly from period to period depending upon the timing of divestitures, economic conditions, industry consolidation and the timing of new patents and know-how development. There were no significant individual IP transactions in 2014 or 2013.

Other (Income) and Expense

($ in millions)

			Yr.-to-Yr.
			Percent
For the year ended December 31:	2014	2013	Change
Other (income) and expense
Foreign currency transaction losses/(gains)	$(599)	$(260)	130.4%
(Gains)/losses on derivative instruments	654	166	293.3
Interest income	(90)	(74)	22.1
Net (gains)/losses from securities and investment assets	(26)	(29)	(11.5)
Other	(1,878)	(137)	NM
Total consolidated other (income) and expense	$(1,938)	$(333)	482.4%
Non-operating adjustment
Acquisition-related charges	(1)	(16)	(94.7)
Operating (non-GAAP) other (income) and expense	$(1,939)	$(349)	456.2%

NM—Not meaningful

The increase in income of $1,605 million year over year was primarily driven by higher gains associated with divestitures ($1,710 million), driven by the industry standard server ($1,400 million) and customer care ($202 million) transactions. Divestiture gains are reflected in Other in the table above.

Interest Expense

($ in millions)

			Yr.-to-Yr.
			Percent
For the year ended December 31:	2014	2013	Change
Interest expense
Total	$484	$402	(20.4)%

The increase in interest expense in 2014 versus 2013 was primarily driven by higher average debt levels, partially offset by lower average interest rates. Interest expense is presented in cost of financing in the Consolidated Statement of Earnings only if the related external borrowings are to support the Global Financing external business. Overall interest expense (excluding capitalized interest) in 2014 was $1,025 million, an increase of $36 million year to year.

Stock-Based Compensation

Total pre-tax stock-based compensation cost of $512 million decreased $102 million compared to 2013. The decrease was primarily related to performance share units ($58 million), restricted stock units ($26 million) and the company’s assumption of stock-based awards previously issued by acquired entities ($18 million). Stock-based compensation cost, and the year-to-year change, was reflected in the following categories: Cost: $121 million, down $1 million; SG&A expense: $350 million, down $85 million; RD&E expense: $54 million, down $3 million and Other (income) and expense: ($13 million), down $13 million. The amount of stock-based compensation cost included in the loss from discontinued operations, net of tax, was immaterial.

Retirement-Related Plans

The following table provides the total pre-tax cost for all retirement-related plans. These amounts are included in the Consolidated Statement of Earnings within the caption (e.g., Cost, SG&A, RD&E) relating to the job function of the plan participants.

($ in millions)

			Yr.-to-Yr.
			Percent
For the year ended December 31:	2014	2013	Change
Retirement-related plans—cost
Service cost	$482	$545	(11.5)%
Amortization of prior service cost/(credits)	(114)	(114)	(0.1)
Cost of defined contribution plans	1,253	1,384	(9.5)
Total operating costs	$1,621	$1,815	(10.7)%
Interest cost	3,994	3,728	7.1
Expected return on plan assets	(6,351)	(6,187)	2.7
Recognized actuarial losses	2,467	3,434	(28.2)
Plan amendments/curtailments/ settlements	25	0	NM
Multi-employer plan/other costs	218	86	154.5
Total non-operating costs/ (income)	$353	$1,062	(66.7)%
Total retirement-related plans—cost	$1,974	$2,876	(31.4)%

NM—Not meaningful

In 2014, total retirement-related plan cost decreased by $902 million compared to 2013, primarily driven by a decrease in recognized actuarial losses ($967 million), higher actual return on plan assets ($165 million) and lower defined contribution plans cost ($131 million), partially offset by higher interest cost ($266 million) and higher pension obligations related to litigation ($139 million).

As discussed in the “Operating (non-GAAP) Earnings” section on page 22, the company characterizes certain retirement-related costs as operating and others as non-operating. Utilizing this characterization, operating retirement-related costs in 2014 were $1,621 million, a decrease of $194 million compared to 2013, primarily driven by lower defined contribution plans cost ($131 million) and decreased service cost ($63 million). Non-operating costs of $353 million decreased $709 million in 2014, compared to the prior year, driven primarily by the decrease in recognized actuarial losses ($967 million) and higher actual return on plan assets ($165 million), partially offset by higher interest cost ($266 million) and higher pension obligations related to litigation ($139 million).

Income Taxes

The continuing operations effective tax rate for 2014 was 21.2 percent, an increase of 4.6 points versus the prior year, driven by the following factors:

•        The year-to-year impact of factors that benefited the 2013 rate (14.5 points), including completion of the U.S. 2008-2010 tax audit and the associated reserve redeterminations (11.1 points), the retroactive impact of the 2012 American Taxpayer Relief Act (0.7 points), a tax agreement which required a reassessment of certain valuation allowances on deferred tax assets (1.4 points), the resolution of certain non-U.S. tax audits (0.7 points) and newly enacted U.S. state tax legislation (0.6 points); and

•        A tax charge related to the sale of the industry standard server business (0.9 points); partially offset by;

•        A year-to-year benefit of reduced tax charges related to certain intercompany payments made by foreign subsidiaries and the intercompany licensing of certain IP (3.7 points);

•        An increased benefit in the utilization of foreign tax credits (4.7 points); and

•        A benefit due to a more favorable geographic mix of pre-tax income in 2014 (2.5 points).

The continuing operations operating (non-GAAP) effective tax rate was 21.0 percent, an increase of 4.0 points versus 2013 principally driven by the same factors described above.

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

			Yr.-to-Yr.
			Percent
For the year ended December 31:	2014	2013	Change
Earnings per share of common stock from continuing operations
Assuming dilution	$15.59	$15.30	1.9%
Basic	$15.68	$15.42	1.7%
Diluted operating (non-GAAP)	$16.53	$16.64	(0.7)%
Weighted-average shares outstanding (in millions)
Assuming dilution	1,010.0	1,103.0	(8.4)%
Basic	1,004.3	1,094.5	(8.2)%

Actual shares outstanding at December 31, 2014 and 2013 were 990.5 million and 1,054.4 million, respectively. The average number of common shares outstanding assuming dilution was 93.0 million shares lower in 2014 versus 2013. The decrease was primarily the result of the common stock repurchase program.

Results of Discontinued Operations

The loss from discontinued operations, net of tax, was $3.7 billion in 2014 and $0.4 billion in 2013. The loss in 2014 included a non-recurring pre-tax charge of $4.7 billion, or $3.4 billion, net of tax. The charge included an impairment to reflect the fair value less estimated costs to sell the Microelectronics business, which the company initially reported as held for sale at September 30, 2014. The charge also included other estimated costs related to the transaction, including cash consideration expected to be transferred of approximately $1.5 billion. The cash consideration is expected to be paid over the next three years and will be adjusted down by the amount of the working capital due from GLOBALFOUNDRIES, estimated to be $0.2 billion. In addition, discontinued operations includes the operational net losses from the Microelectronics business of $0.3 billion in 2014 and $0.4 billion in 2013. The discontinued operations effective tax rate in 2014 was 30.2 percent compared to 44.8 percent in 2013. The year-to-year decrease in the rate was driven primarily by a one-time tax charge of $428 million in the third quarter of 2014 in connection with the disposal.

See note C, “Acquisitions/Divestitures,” on pages 100 and 101 for additional information regarding the divestiture transaction.

Financial Position

Dynamics

At December 31, 2014, the company continued to have the financial flexibility to support the business over the long term. Cash and marketable securities at year end were $8,476 million. During the year, the company continued to manage the investment portfolio to meet its capital preservation and liquidity objectives.

Total debt of $40,804 million increased $1,087 million from prior year-end levels. The commercial paper balance at December 31, 2014, was $650 million, a decrease of $1,808 million from the prior year end. Within total debt, $29,103 million is in support of the Global Financing business which is leveraged at a 7.2 to 1 ratio. The company continues to have substantial flexibility in the market. During 2014, the company completed bond issuances totaling $6,852 million, with terms ranging from 2 to 10 years, and interest rates ranging from 0.30 to 3.63 percent depending on maturity. The company has consistently generated strong cash flow from operations and continues to have access to additional sources of liquidity through the capital markets and its $10 billion global credit facility, with 100 percent of the facility available on a same day basis.

Consistent with accounting standards, the company remeasures the funded status of its retirement and postretirement plans at December 31. At December 31, 2014, the overall net underfunded position was $16,932 million, an increase of $5,498 million from December 31, 2013 driven by a decrease in discount rates and changes in U.S. mortality rate assumptions, partially offset by strong asset returns worldwide. At year end, the company’s qualified defined benefit plans were well funded and the cash requirements related to these plans remain stable going forward at approximately $600 million per year through 2019. In 2014, the return on the U.S. Personal Pension Plan assets was 10.1 percent and the plan was 102 percent funded at December 31. Overall, global asset returns were 12.2 percent and the qualified defined benefit plans worldwide were 97 percent funded at December 31.

During 2014, the company generated $16,868 million in cash from operations, a decrease of $616 million compared to 2013. In addition, the company generated $12,372 million in free cash flow, a decrease of $2,649 million versus the prior year. See pages 66 to 67 for additional information on free cash flow. The company returned $17,944 million to shareholders in 2014, with $13,679 million in gross share repurchases and $4,265 million in dividends. In 2014, the company repurchased approximately 71.5 million shares and had approximately $6.3 billion remaining in share repurchase authorization at year end. The company’s cash generation permits the company to invest and deploy capital to areas with the most attractive long-term opportunities.

The assets and debt associated with the Global Financing business are a significant part of the company’s financial position. The financial position amounts appearing on page 82 are the consolidated amounts including Global Financing. The amounts appearing in the separate Global Financing section, beginning on page 73, are supplementary data presented to facilitate an understanding of the Global Financing business.

Working Capital

($ in millions)

At December 31:	2014	2013
Current assets	$49,422	$51,350
Current liabilities	39,600	40,154
Working capital	$9,822	$11,196
Current ratio	1.25:1	1.28:1

Working capital decreased $1,374 million from the year-end 2013 position. The key changes are described below:

Current assets decreased $1,928 million (an increase of $1,119 million adjusted for currency), as a result of:

•        A decrease of $2,589 million in cash and cash equivalents and marketable securities; and

•        A decline of $1,375 million ($734 million adjusted for currency) in trade receivables primarily due to the decline in revenue and improved customer collections; partially offset by

•        An increase of $1,322 million ($1,378 million adjusted for currency) in other receivables driven by anticipated tax refunds; and

•        An increase in deferred taxes of $394 million ($507 million adjusted for currency) primarily due to the expected Microelectronics business divestiture.

Current liabilities decreased $554 million (an increase of $1,623 million adjusted for currency), as a result of:

•        A decrease in short-term debt of $1,131 million ($1,074 million adjusted for currency); and

•        A decrease in deferred income of $680 million (an increase of $42 million adjusted for currency) driven by currency; partially offset by

•        Other accrued expenses and liabilities increases of $1,265 million ($1,840 million adjusted for currency) driven by charges and expected payments related to the expected divestiture of the Microelectronics business and workforce rebalancing accruals.

Cash Flow

The company’s cash flows from operating, investing and financing activities, as reflected in the Consolidated Statement of Cash Flows on page 83 are summarized in the table below. These amounts include the cash flows associated with the Global Financing business.

($ in millions)

For the year ended December 31:	2014	2013
Net cash provided by/(used in) continuing operations
Operating activities	$16,868	$17,485
Investing activities	(3,001)	(7,326)
Financing activities	(15,452)	(9,883)
Effect of exchange rate changes on cash and cash equivalents	(655)	28
Net change in cash and cash equivalents	$(2,240)	$304

Net cash provided by operating activities decreased by $616 million in 2014 driven by the following key factors:

•        An increase in income taxes paid of $1,724 million primarily driven by audit settlement payments and other prior period discrete tax impacts settled in 2014;

•        A decrease in cash associated with deferred income of $814 million due to lower levels of customer prepayments; and

•        Performance-related declines within net income; partially offset by

•        An increase in cash provided by receivables of $2,676 million, primarily driven by financing receivables; and

•        A decrease in cash payments for performance-related compensation of $772 million.

Net cash used in investing activities decreased $4,325 million driven by:

•        A decrease in cash used for acquisitions of $2,401 million; and

•        An increase in cash provided by divestitures of $2,061 million.

Net cash used in financing activities increased $5,569 million as compared to the prior year driven by the following factors:

•        Lower cash from debt transactions (including short-term borrowings) of $5,177 million; and

•        An increase of $392 million in net cash used for equity transactions impacted by increased dividend payments in 2014.

Noncurrent Assets and Liabilities

($ in millions)

At December 31:	2014	2013
Noncurrent assets	$68,110	$74,873
Long-term debt	$35,073	$32,856
Noncurrent liabilities (excluding debt)	$30,844	$30,284

The decrease in noncurrent assets of $6,763 million ($3,790 million adjusted for currency) was driven by:

•        A decrease of $3,392 million ($3,260 million adjusted for currency) in prepaid pension assets primarily driven by plan remeasurements;

•        A decrease in property, plant and equipment, net of $3,050 million ($2,381 million adjusted for currency) primarily driven by a charge of $2,358 million associated with the expected divestiture of the Microelectronics business; and

•        A decrease of $1,646 million ($917 million adjusted for currency) in long term financing receivables; partially offset by

•        An increase in deferred taxes of $1,757 million ($2,054 adjusted for currency) driven by retirement related plan activity.

Long-term debt increased $2,218 million ($3,042 million adjusted for currency) driven by new debt of $7,657 million offset by reclasses to short-term debt of $4,809 million.

Other noncurrent liabilities, excluding debt, increased $561 million ($2,330 million adjusted for currency) primarily driven by:

•        An increase in retirement and nonpension benefit obligations of $2,019 million ($3,210 million adjusted for currency) driven by plan remeasurements, partially offset by

•        Declines of $1,041 million ($708 million adjusted for currency) in other liabilities driven by declines in deferred taxes.

Debt

The company’s funding requirements are continually monitored and strategies are executed to manage the overall asset and liability profile. Additionally, the company maintains sufficient flexibility to access global funding sources as needed.

($ in millions)

At December 31:	2014	2013
Total company debt	$40,804	$39,718
Total Global Financing segment debt	$29,103	$27,504
Debt to support external clients	25,531	24,471
Debt to support internal clients	3,572	3,033
Non-Global Financing debt	11,701	12,214

Global Financing provides financing predominantly for the company’s external client assets, as well as for assets under contract by other IBM units. These assets, primarily for Global Services, generate long-term, stable revenue streams similar to the Global Financing asset portfolio. Based on their attributes, these Global Services assets are leveraged with the balance of the Global Financing asset base. The debt analysis above is further detailed in the Global Financing section on pages 80-81.

Given the significant leverage, the company presents a debt-to-capitalization ratio which excludes Global Financing debt and equity as management believes this is more representative of the company’s core business operations. This ratio can vary from period to period as the company manages its global cash and debt positions.

“Core” debt-to-capitalization ratio (excluding Global Financing debt and equity) was 59.4 percent at December 31, 2014 compared to 39.0 percent at December 31, 2013. The ratio was impacted by retirement-related declines in equity of $6,366 million primarily driven by plan remeasurements, the non-recurring charge associated with the disposal of the Microelectronics business of $3,381 million and declines from translation of $2,074 million due to the strengthening U.S. dollar.

Consolidated debt-to-capitalization ratio at December 31, 2014 was 77.3 percent versus 63.4 percent at December 31, 2013 and was similarly impacted by the retirement plan remeasurements and strengthening of the U.S. dollar as noted above.

Equity

Total equity decreased by $10,916 million from December 31, 2013 as a result of an increase in treasury stock of $13,474 million mainly due to gross common stock repurchases, an increase in other comprehensive losses of $6,274 million primarily due to retirement plan remeasurements, partially offset by an increase in retained earnings of $7,751 million. The retirement plan remeasurement impact to other comprehensive losses was driven by: changes in discount rates ($7.4 billion) and in mortality rate assumptions ($1.7 billion), partially offset by improved asset returns ($3.1 billion).

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

($ in millions except per share amounts)

		Acquisition-		Retirement-
		Related		Related		Operating
For the year ended December 31, 2014:	GAAP	Adjustments		Adjustments		(non-GAAP)
Gross profit	$46,407	$416		$173		$46,996
Gross profit margin	50.0%	0.4	pts.	0.2	pts.	50.6%
SG&A	$23,180	$(385)		$(257)		$22,537
RD&E	5,437	—		77		5,514
Other (income) and expense	(1,938)	(1)		—		(1,939)
Total expense and other (income)	26,421	(386)		(180)		25,855
Pre-tax income margin from continuing operations	19,986	803		353		21,142
Pre-tax income from continuing operations	21.5%	0.9	pts.	0.4	pts.	22.8%
Provision for income taxes*	$4,234	$133		$73		$4,440
Effective tax rate	21.2%	(0.2	)pts.	0.0	pts.	21.0%
Income from continuing operations	$15,751	$670		$280		$16,702
Income margin from continuing operations	17.0%	0.7	pts.	0.3	pts.	18.0%
Loss from discontinued operations, net of tax	$(3,729)	—		$—		$(3,729)
Net income	$12,022	$670		$280		$12,973
Diluted earnings per share:
Continuing operations	$15.59	$0.66		$0.28		$16.53
Discontinued operations	$(3.69)	$—		$—		$(3.69)

*       The tax impact on operating (non-GAAP) pre-tax income is calculated under the same accounting principles applied to the GAAP pre-tax income which employs an annual effective tax rate method to the results.

($ in millions except per share amounts)

		Acquisition-		Retirement-
		Related		Related		Operating
For the year ended December 31, 2013:	GAAP	Adjustments		Adjustments		(non-GAAP)
Gross profit	$48,684	$394		$629		$49,706
Gross profit margin	49.5%	0.4	pts.	0.6	pts.	50.5%
SG&A	$23,451	$(394)		$(376)		$22,680
RD&E	5,743	—		(57)		5,686
Other (income) and expense	(333)	(16)		—		(349)
Total expense and other (income)	28,440	(410)		(433)		27,597
Pre-tax income from continuing operations	20,244	804		1,062		22,110
Pre-tax margin from continuing operations	20.6%	0.8	pts.	1.1	pts.	22.5%
Provision for income taxes*	$3,363	$57		$333		$3,753
Effective tax rate	16.6%	(0.4	)pts.	0.7	pts.	17.0%
Income from continuing operations	$16,881	$747		$729		$18,356
Income margin from continuing operations	17.2%	0.8	pts.	0.7	pts.	18.7%
Loss from discontinued operations, net of tax	$(398)	$—		$—		$(398)
Net income	$16,483	$747		$729		$17,959
Diluted earnings per share:
Continuing operations	$15.30	$0.68		$0.66		$16.64
Discontinued operations	$(0.36)	$—		$—		$(0.36)

* The tax impact on operating (non-GAAP) pre-tax income is calculated under the same accounting principles applied to the GAAP pre-tax income which employs an annual effective tax rate method to the results.

Consolidated Fourth-Quarter Results

($ and shares in millions except per share amounts)

			Yr.-to-Yr.
			Percent/
			Margin
For the fourth quarter:	2014	2013	Change
Revenue	$24,113	$27,385	(11.9	)%*
Gross profit margin	53.3%	52.4%	1.0	pts.
Total expense and other (income)	$5,767	$7,235	(20.3)%
Total expense and other (income)-to-revenue ratio	23.9%	26.4%	(2.5	)pts.
Income from continuing operations before income taxes	$7,094	$7,102	(0.1)%
Provision for income taxes from continuing operations	$1,580	$885	78.4%
Income from continuing operations	$5,515	$6,216	(11.3)%
Income from continuing operations margin	22.9%	22.7%	0.2	pts.
Loss from discontinued operations, net of tax	(31)	(32)	(1.7)%
Net income	$5,484	$6,185	(11.3)%
Earnings per share from continuing operations:
Assuming dilution	$5.54	$5.76	(3.8)%
Consolidated earnings per share— assuming dilution	$5.51	$5.73	(3.8)%
Weighted-average shares outstanding
Assuming dilution	995.4	$1,080.0	(7.8)%

* (7.6) percent adjusted for currency; (2.3) percent adjusted for divestitures and currency.

The following table provides the company’s operating (non-GAAP) earnings for the fourth quarter of 2014 and 2013.

($ in millions except per share amounts)

			Yr.-to-Yr.
			Percent
For the fourth quarter:	2014	2013	Change
Net income as reported	$5,484	$6,185	(11.3)%
Loss from discontinued operations, net of tax	(31)	(32)	(1.7)
Income from continuing operations	5,515	6,216	(11.3)
Non-operating adjustments (net of tax):
Acquisition-related charges	186	268	(30.5)
Non-operating retirement-related costs/(income)	84	164	(49.1)
Operating (non-GAAP) earnings*	$5,785	$6,649	(13.0)%
Diluted operating (non-GAAP) earnings per share	$5.81	$6.16	(5.7)%

* See page 52 for a more detailed reconciliation of net income to operating earning.

Snapshot

In the fourth quarter of 2014, the company reported $24.1 billion in revenue and delivered diluted earnings per share from continuing operations of $5.54 as reported and $5.81 on an operating (non-GAAP) basis. The results of continuing operations exclude a net loss from discontinued operations of $31 million related to the announced divestiture of the Microelectronics business. On a consolidated basis, net income in the fourth quarter was $5.5 billion, with diluted earnings per share of $5.51. The company generated $6.1 billion in cash from operations and $6.6 billion in free cash flow in the fourth quarter driving shareholder returns of $1.2 billion in gross common stock repurchases and dividends.

The company’s results in the fourth quarter were impacted by the dramatic strengthening of the U.S. dollar which began in September and continued at a rapid pace. In addition, nearly all the currencies moved in an unfavorable direction for the company’s business profile and impacted revenue and earnings. Although the company hedges a portion of its cross-border cash flows which defers the impacts of currency movement, it does not eliminate it. The company’s hedges are designed to provide stability around the receipt of cash, but there is no year-to-year benefit in the income statement when a currency’s direction is sustained over a longer period.

In the fourth quarter, total consolidated revenue decreased 11.9 percent as reported and 2 percent adjusted for currency (5 points) and the divestitures of the industry standard server and customer care businesses (5 points). These impacts represented approximately $2.8 billion in revenue and a 10-point impact to the year-to-year growth rate. In the fourth quarter, the company continued its strong performance in its strategic imperatives that address the market shifts in data, cloud and engagement. Together they delivered double-digit growth, as they did in every quarter during 2014.

Within the company’s segments, Global Services revenue declined 7.8 percent as reported, but was flat year to year adjusted for currency (6 points) and the divestitures (2 points). Global Technology Services revenue decreased 7.6 percent as reported, but increased 2 percent adjusted for currency (6 points) and the divested businesses (4 points) with growth across all business lines. Global Business Services revenue decreased 8.4 percent (3 percent adjusted for currency). Software revenue decreased 6.9 percent (3 percent adjusted for currency). Systems and Technology revenue decreased 39.0 percent as reported and 12 percent adjusted for the industry standard server divestiture (24 points) and currency (3 points), reflecting the end of the product cycle in System z and declines in Power Systems and Storage.

From a geographic perspective, revenue in the major markets declined 10.8 percent as reported and 2 percent adjusted for currency (5 points) and the divestitures (4 points). The growth markets declined 15.7 percent as reported and 2 percent adjusted for the divestitures (9 points) and currency (5 points) compared to the fourth quarter of the prior year. Within the growth markets, the BRIC countries decreased 21.4 percent as reported and 8 percent adjusted for the divestitures (9 points) and currency (4 points).

The consolidated gross profit margin increased 1.0 points versus the fourth quarter of 2013 to 53.3 percent. The operating (non-GAAP) gross margin of 53.9 percent increased 0.6 points year to year driven primarily by improvements in GBS, and a mix away from the low margin industry standard server business.

Total expense and other (income) decreased 20.3 percent in the fourth quarter of 2014 compared to the prior year. Total operating (non-GAAP) expense and other (income) also decreased 20.3 percent year to year. The key drivers of the year-to-year change in total expense and other (income) were approximately:

	Total	Operating
	Consolidated	(non-GAAP)
• Currency*	(5) points	(4) points
• Acquisitions**	1 points	1 points
• Base expense	(17) points	(17) points

*	Reflects impacts of translation and hedging programs.
**	Includes acquisitions completed in prior 12-month period; operating (non-GAAP) is net of non-operating acquisition-related charges.

The reported level of expense in the fourth quarter reflected not only the ongoing run rate of the business, but also the impact of the industry standard server divestiture and a charge for workforce rebalancing. The entire year-to-year decline was driven by the combination of the gain on the divestiture and the fact that the expense for the industry standard server business is no longer in the run rate. Adjusting for this divestiture, total operating (non-GAAP) expense and other (income) would have increased approximately 2 percent (6 percent adjusted for currency and acquisitions) including the workforce rebalancing charge of approximately $580 million, nearly all of which was a year-to-year increase.

Pre-tax income from continuing operations of $7.1 billion decreased 0.1 percent year to year and the pre-tax margin was 29.4 percent, an increase of 3.5 points versus the fourth quarter of 2013. The continuing operations effective tax rate for the fourth quarter was 22.3 percent, up 9.8 points year to year. This increase was primarily due to a benefit included in the prior year rate associated with the settlement of a U.S. tax audit in the fourth quarter of 2013. Income from continuing operations of $5.5 billion decreased 11.3 percent year to year and the net income margin was 22.9 percent, an increase of 0.2 points. Net income of $5.5 billion decreased $701 million year to year. Operating (non-GAAP) pre-tax income from continuing operations decreased 2.3 percent year to year and the operating (non-GAAP) pre-tax margin was 30.7 percent, an increase of 3.0 points year to year. Operating (non-GAAP) income from continuing operations decreased 13.0 percent and the operating (non-GAAP) income margin of 24.0 percent decreased 0.3 points compared to the prior year. The operating (non-GAAP) effective tax rate from continuing operations was 21.8 percent versus 12.2 percent in the fourth quarter of 2013 driven by the same factor described above.

Diluted earnings per share from continuing operations of $5.54 decreased 3.8 percent year to year. Operating (non-GAAP) diluted earnings per share of $5.81 decreased 5.7 percent versus the fourth quarter of 2013. Diluted earnings per share from discontinued operations was ($0.03) in the fourth quarter of both years. In the fourth quarter of 2014, the company repurchased 0.7 million shares of its common stock.

Results of Continuing Operations

Segment Details

The following is an analysis of the fourth quarter of 2014 versus the fourth quarter of 2013 reportable segment external revenue and gross margin results. Segment pre-tax income includes transactions between the segments that are intended to reflect an arms-length transfer price and excludes certain unallocated corporate items.

($ in millions)

			Yr.-to-Yr.		Yr.-to-Yr.
			Percent/		Percent Change
			Margin		Adjusted for
For the fourth quarter:	2014	2013	Change		Currency
Revenue
Global Technology Services	$9,167	$9,917	(7.6)%		1.6%*
Gross margin	38.5%	38.8%	(0.3	)pts.
Global Business Services	4,349	4,747	(8.4)%		(3.0)%
Gross margin	32.0%	30.7%	1.4	pts.
Software	7,578	8,140	(6.9)%		(3.4)%
Gross margin	90.0%	90.5%	(0.6	)pts.
Systems and Technology	2,406	3,947	(39.0)%		(12.2)%*
Gross margin	49.6%	42.2%	7.3	pts.
Global Financing	532	534	(0.5)%		4.6%
Gross margin	48.7%	43.3%	5.3	pts.
Other	82	100	(17.7)%		(14.2)%
Gross margin	(401.7)%	(234.8)%	(166.9	)pts.
Total consolidated revenue	$24,113	$27,385	(11.9)%		(2.3)%*

Total consolidated gross profit	$12,862	$14,337	(10.3)%
Total consolidated gross margin	53.3%	52.4%	1.0	pts.
Non-operating adjustments
Amortization of acquired intangible assets	101	103	(2.0)%
Acquisition-related charges	—	1	(100.0)%
Retirement-related costs/(income)	33	154	(78.8)%
Operating (non-GAAP) gross profit	$12,996	$14,596	(11.0)%
Operating (non-GAAP) gross margin	53.9%	53.3%	0.6	pts.

* Adjusted for divestitures and currency.

Global Services

In the fourth quarter of 2014, the Global Services segments, GTS and GBS, delivered revenue of $13,516 million, a decrease of 7.8 percent as reported, but flat year to year adjusted for currency (6 points) and the divested customer care and industry standard server businesses (2 points). Pre-tax income in the fourth quarter decreased 25.0 percent and the pre-tax margin decreased 3.5 points to 15.9 percent. Total outsourcing revenue of $6,042 million decreased 9.3 percent as reported, but flat year to year adjusted for currency (6 points) and the divestitures (3 points). Total transactional revenue of $5,839 million decreased 5.9 percent (flat adjusted for currency).

Global Technology Services revenue of $9,167 million decreased 7.6 percent as reported, but increased 2 percent adjusted for currency (6 points) and the divested businesses (4 points). Within GTS, outsourcing revenue of $5,109 million decreased 9.6 percent as reported, but increased 1 percent adjusted for currency (6 points) and the divestitures (5 points). Clients are continuing to sign large outsourcing engagements that leverage the company’s cloud, business analytics and mobile solutions. Clients are using these outsourcing engagements as a way to optimize their IT infrastructure while at the same time enabling new services to their customers. Lufthansa and ABN AMRO, both signings which were over $1 billion in contract value, are recent examples of this. ITS revenue of $2,423 million decreased 1.6 percent from the fourth quarter of the prior year as reported, but increased 4 percent adjusted for currency. The year-to-year increase was driven largely by the company’s high-value security, mobility and resiliency offerings. SoftLayer continues to attract new workloads to the platform, and in October, the company announced that IBM was selected by SAP to be the global cloud provider for their enterprise cloud solution. IBM’s ability to integrate public and private workloads within its hybrid cloud was a critical differentiator for SAP. The company has continued to expand its datacenter footprint and in the fourth quarter opened cloud centers in Melbourne, Paris, Mexico City, Tokyo and Frankfurt. Maintenance revenue of $1,635 million decreased 9.2 percent as reported, but was up 1 percent for the quarter, adjusted for currency (6 points) and the industry standard server divestiture (4 points). The GTS gross profit margin of 38.5 percent decreased 0.3 points in the fourth quarter of 2014 compared to prior year. In the fourth quarter, pre-tax income decreased 26.4 percent to $1,464 million and the pre-tax margin declined 3.9 points to 15.6 percent compared to the prior year. The year-to-year decrease was driven by several key factors. First, GTS lost profit on a year-to-year basis as a result of the customer care and industry standard server divestitures. Second, the fourth quarter workforce rebalancing charge of $277 million impacted profit. Finally, the company continued to invest in both offerings and operational capabilities. This includes targeted investments in mobility, security and cloud which complement clients’ systems-of-record, as well as operational improvements such as the yield from the rebalancing action taken earlier in the year, and more broadly deployed automation in the delivery centers.

Global Business Services revenue of $4,349 million decreased 8.4 percent (3 percent adjusted for currency) in the fourth quarter of 2014. Consulting and Systems Integration revenue of $3,416 million declined 8.6 percent (3 percent adjusted for currency) in the fourth quarter. Revenue was down in the traditional back office implementations, particularly in North America. However, the company again had strong double-digit growth in its practices that address cloud, analytics, mobile and security. Through its partnership with Apple, the company released the first 10 MobileFirst for iOS solutions in the fourth quarter. GBS Outsourcing revenue of $933 million decreased 7.5 percent (2 percent adjusted for currency) in the fourth quarter, reflecting sequential improvement at constant currency compared to the third quarter of 2014. However, performance continued to be impacted by a challenging pricing environment.

The GBS gross profit margin of 32.0 percent expanded 1.4 points in the fourth of 2014 compared to prior year, which is a good indicator of the value its offerings deliver. Pre-tax income decreased 22.0 percent to $733 million including a 15 point impact from the workforce rebalancing charge, which will pay back in 2015. Pre-tax margin declined 2.7 points to 16.4 percent compared to the prior year. Although the company continued to see a slowdown in back office implementations in the traditional parts of the portfolio, it is investing in strategic partnerships and those should yield benefits in 2015.

Software

Software revenue of $7,578 million decreased 6.9 percent (3 percent adjusted for currency) in the fourth quarter compared to the prior year. Middleware decreased 5.6 percent (2 percent adjusted for currency), while operating systems were down 18.8 percent (16 percent adjusted for currency). As expected, there was not a change in trajectory in the fourth quarter and performance was similar to the previous quarter. Total growth reflected a headwind from operating systems, driven by the divestiture of the industry standard server business and Power Systems results. It also reflected business model changes, which impacted transaction revenue growth as customers continue to use the flexibility that has been provided in the deployment of software purchased through enterprise licensing agreements. This flexibility enables clients to optimize their capacity on the company’s platform for the long term. There was solid growth in many of the solution areas, including security, mobile and cloud. Security software again grew at a double-digit rate, marking the ninth consecutive quarter of double-digit growth. With cybersecurity threats as one of the key issues that all customers are facing, the company has brought its analytics, big data, research IP, mobile and cloud capabilities together to create security offerings to address this market opportunity. The company’s software mobile offerings more than doubled in the quarter, as it leveraged the integrated MobileFirst portfolio, and software-as-a-service offerings were up nearly 50 percent.

Key branded middleware revenue, which accounted for 72 percent of total Software revenue in the fourth quarter of 2014, decreased 6.4 percent (3 percent adjusted for currency) compared to the prior year. Within key branded middleware, Web-Sphere revenue decreased 6.4 percent (4 percent adjusted for currency). Information Management revenue decreased 9.1 percent (6 percent adjusted for currency). Tivoli revenue decreased 2.4 percent, but was up 1 percent adjusted for currency driven by security software. Workforce Solutions revenue decreased 12.1 percent (8 percent adjusted for currency). Rational revenue increased 4.1 percent (10 percent adjusted for currency) in the fourth quarter with improved year-to-year performance compared to the earlier quarters of 2014.

The Software gross profit margin remained strong at 90.0 percent in the fourth quarter compared to 90.5 percent in fourth quarter of the prior year. Software pre-tax income of $3,765 million in the fourth quarter decreased 11.2 percent year to year, with a pre-tax margin of 44.7 percent, a decline of 2.3 points. The fourth quarter of 2014 included a workforce rebalancing charge of $120 million that represented approximately 3 points of the year-to-year decline.

Systems and Technology

Systems and Technology revenue of $2,406 million decreased 39.0 percent as reported and 12 percent adjusted for the divestiture of the industry standard server business (24 points) and currency (3 points) in the fourth quarter of 2014, versus the same period in 2013.

System z revenue decreased 25.8 percent (23 percent adjusted for currency), compared to the prior year period. This performance reflected the fact that the product was in the tenth and final quarter of this product cycle. The last 10-quarter cycle was the z10. Comparing the current cycle to that of the z10, program-to-date System z revenue and gross profit is right on top of that cycle. The company continues to innovate on the platform, and in January 2015 announced the z13, the new generation of the IBM mainframe.

Power Systems revenue decreased 13.4 percent (11 percent adjusted for currency) compared to the prior year period which represented a modest sequential improvement at constant currency. Power has been repositioned and is not only a systems business, but also an open chip processor and an IP income opportunity through the OpenPOWER foundation. There was double-digit growth in the low end, driven by entry-level POWER8-based systems, and in the fourth quarter, the company introduced its high-end POWER8 enterprise systems. In addition, the company saw continued expansion of the OpenPOWER consortium, now with over 80 members.

Storage revenue decreased 8.3 percent (5 percent adjusted for currency) in the fourth quarter compared to the prior year period representing a modest sequential improvement compared to the rate in the prior quarter. There was strong growth again in the FlashSystems and Storwize portfolio. This growth was offset by the wind down of the legacy OEM business and continued weakness in high-end disk.

Systems and Technology’s gross profit margin of 49.6 percent increased 7.3 points in the fourth quarter of 2014 versus the prior year. The increase was primarily due to mix (7.6 points) driven by the divestiture of the industry standard server business. This improvement was offset by a decrease due to margin. Lower margins in Power Systems (0.8 points) and Storage (0.6 points) were partially offset by higher margins in System z (0.6 points).

Systems and Technology’s pre-tax income of $388 million increased 12.2 percent with a pre-tax margin of 15.5 percent, up 7 points year to year. This performance included a workforce rebalancing charge of $32 million in the fourth quarter of 2014 which impacted year-to-year growth by approximately 9 points and pre-tax margin in the fourth quarter by approximately 1 point.

Global Financing

Global Financing revenue of $532 million was down 0.5 percent due to a decrease in used equipment sales revenue, partially offset by an increase in financing revenue. The Global Financing fourth-quarter pre-tax income decreased 10.8 percent to $526 million and the pre-tax margin decreased 2.7 points to 47.0 percent. The decrease in pre-tax income was driven by a decrease in gross profit ($46 million) as well as an increase in financing receivable provisions ($26 million), partially offset by a reduction in SG&A expenses ($11 million).

Geographic Revenue

Total geographic revenue of $23,990 million decreased 12.0 percent as reported and 2 percent adjusted for divestitures (5 points) and currency (5 points) in the fourth quarter of 2014 compared to the prior year. Major market countries decreased 10.8 percent as reported and 2 percent adjusted for divestitures (4 points) and currency (5 points). Growth market countries decreased 15.7 percent as reported and 2 percent adjusted for divestitures (9 points) and currency (5 points).

In the growth markets, the year-to-year performance adjusted for currency and the divestitures improved by approximately 2 points from the third quarter. This improvement was driven by performance in China which decreased 19.9 percent as reported, but only 1 percent adjusted for divestitures (18 points) and currency (1 point). On an adjusted basis, this represented a significant sequential improvement compared to the prior quarter. China’s fourth quarter performance was driven by strength in software and several large mainframe transactions, with four of the company’s five largest banking clients in China adding substantial new mainframe capacity. Within the BRIC countries, combined revenue decreased 21.4 percent as reported and 8 percent adjusted for divestitures (9 points) and currency (4 points) in the fourth quarter. On an adjusted basis, this performance was consistent with the third quarter, with the improvement in China offset by weaker performance in Brazil.

Americas revenue of $11,090 million decreased 9.0 percent as reported and 4 percent adjusted for divestitures (3 points) and currency (2 points) compared to the fourth quarter of 2013. North America declined 8.1 percent as reported and 4 percent adjusted for divestitures (3 points) and currency (1 point). The Latin American growth markets declined 14.7 percent as reported and 4 percent adjusted for divestitures (4 points) and currency (7 points). The decrease in North America was driven by declines in Global Business Services, though signings grew for the second consecutive quarter. Declines in the Latin American growth markets were driven by the weak performance in Brazil.

EMEA revenue of $8,001 million decreased 12.8 percent as reported, but only 1 percent adjusted for divestitures (5 points) and currency (7 points) year to year in the fourth quarter of 2014. Major market countries were down 13.2 percent as reported and 2 percent adjusted for divestitures (4 points) and currency (7 points). Growth market countries were down 9.7 percent, but were up 7 percent adjusted for divestitures (10 points) and currency (6 points). On an adjusted basis, Europe’s overall performance improved from the third quarter. In the major markets, there were improvements in the UK and Italy, and continued growth in Spain. Compared to the prior year, the UK decreased 10.0 percent as reported and 1 percent adjusted for divestitures (7 points) and currency (2 points) compared with a decline of 5 percent on an adjusted basis in the prior quarter. Italy decreased 7.5 percent as reported, but grew 5 percent adjusted for divestitures (3 points) and currency (9 points) compared with a decline of 2 percent on an adjusted basis in the prior quarter. Spain decreased 7.8 percent as reported, but grew 3 percent adjusted for divestitures (2 points) and currency (9 points). The increase in the growth markets when adjusted for currency and the divestitures was driven by strength in the central and eastern European countries.

Asia Pacific fourth quarter revenue decreased 16.7 percent as reported and 2 percent adjusted for divestitures (8 points) and currency (7 points) year over year. Japan decreased 14.5 percent as reported, but grew 2 percent adjusted for divestitures (4 points) and currency (12 points). Asia Pacific growth market countries decreased 18.1 percent as reported and 5 percent adjusted for divestitures (11 points) and currency (3 points) year to year. Although there was improved performance this quarter in China on an adjusted basis, there were continued year-to-year declines in some of the other larger growth market countries.

Total Expense and Other (Income)

($ in millions)

			Yr.-to-Yr.
			Percent/
			Margin
For the fourth quarter:	2014	2013	Change
Total consolidated expense and other (income)	$5,767	$7,235	(20.3)%
Non-operating adjustments
Amortization of acquired intangible assets	(93)	(93)	(0.1)
Acquisition-related charges	(2)	(16)	(87.5)
Non-operating retirement-related (costs)/income	(74)	(104)	(28.5)
Operating (non-GAAP) expense and other (income)	$5,598	$7,023	(20.3)%
Total consolidated expense-to-revenue ratio	23.9%	26.4%	(2.5	)pts.
Operating (non-GAAP) expense-to-revenue ratio	23.2%	25.6%	(2.4	)pts.

Total expense and other (income) decreased 20.3 percent in the fourth quarter with an expense-to-revenue ratio of 23.9 percent compared to 26.4 percent in the fourth quarter of 2013. Total operating (non-GAAP) expense and other (income) also decreased 20.3 percent in the fourth quarter. The decrease in total operating expense and other (income) was primarily driven by lower base expense (17 points) and currency (4 points), partially offset by increased expense from acquisitions over the past 12 months (1 point). The decline in base expense was driven by the gain from the industry standard server divestiture, partially offset by the workforce reduction charge recorded in the fourth quarter. Other (income)/expense included the pre-tax gain from the industry standard server divestiture of $1.4 billion; while selling, general and administrative expense included the workforce rebalancing change of approximately $580 million. Additionally, expense associated with the industry standard server business is no longer in the run rate which also contributed to the year-to-year decline in the fourth quarter.

Results of Discontinued Operations

Loss from discontinued operations, net of tax, was $31 million in the fourth quarter of 2014 compared to $32 million in 2013.

Cash Flow

The company generated $6,059 million in cash flow provided by operating activities, a decrease of $468 million compared to the fourth quarter of 2013, driven primarily by declines in operational performance within net income and an increase in cash taxes paid ($203 million). Net cash used in investing activities of $1,236 million decreased $1,666 million compared to the prior year, primarily due to cash proceeds received from the divestiture of the industry standard server business. Net cash used in financing activities of $5,699 million increased $2,686 million compared to the prior year primarily due to debt retirements during the quarter, offset by decreased cash used for gross common stock repurchases ($5,665 million).

GAAP Reconciliation

The tables below provide a reconciliation of the company’s income statement results as reported under GAAP to its operating earnings presentation which is a non-GAAP measure. The company’s calculation of operating (non-GAAP) earnings, as presented, may differ from similarly titled measures reported by other companies. Please refer to the “Operating (non-GAAP) Earnings” section on page 22 for the company’s rationale for presenting operating earnings information.

($ in millions except per share amounts)

		Acquisition-		Retirement-
		Related		Related		Operating
For the fourth quarter 2014:	GAAP	Adjustments		Adjustments		(non-GAAP)
Gross profit	$12,862	$101		$33		$12,996
Gross profit margin	53.3%	0.4	pts.	0.1	pts.	53.9%
SG&A	$6,034	$(94)		$(95)		$5,845
RD&E	1,320	—		21		1,341
Other (income) and expense	(1,506)	(1)		—		(1,506)
Total expense and other (income)	5,767	(95)		(74)		5,598
Pre-tax income from continuing operations	7,094	196		107		7,398
Pre-tax margin from continuing operations	29.4%	0.8	pts.	0.4	pts.	30.7%
Provision for income taxes*	$1,580	$10		$24		$1,613
Effective tax rate	22.3%	(0.5	)pts.	0.0	pts.	21.8%
Income from continuing operations	$5,515	$186		$84		$5,785
Income margin from continuing operations	22.9%	0.8	pts.	0.3	pts.	24.0%
Loss from discontinued operations, net of tax	$(31)	$—		$—		$(31)
Net income	$5,484	$186		$84		$5,753
Diluted earnings per share:
Continuing operations	$5.54	$0.19		$0.08		$5.81
Discontinued operations	$(0.03)	$—		$—		$(0.03)

*       The tax impact on operating (non-GAAP) pre-tax income from continuing operations is calculated under the same accounting principles applied to the GAAP pre-tax income which employs an annual effective tax rate method to the results.

($ in millions except per share amounts)

		Acquisition-		Retirement-
		Related		Related		Operating
For the fourth quarter 2013:	GAAP	Adjustments		Adjustments		(non-GAAP)
Gross profit	$14,337	$105		$154		$14,596
Gross profit margin	52.4%	0.4	pts.	0.6	pts.	53.3%
SG&A	$5,987	$(101)		$(90)		$5,796
RD&E	1,452	—		(14)		1,438
Other (income) and expense	(116)	(8)		—		(124)
Total expense and other (income)	7,235	(109)		(104)		7,023
Pre-tax income from continuing operations	7,102	213		258		7,574
Pre-tax margin from continuing operations	25.9%	0.8	pts.	0.9	pts.	27.7%
Provision for income taxes*	$885	$(55)		$94		$925
Effective tax rate	12.5%	(1.1	)pts.	0.8	pts.	12.2%
Income from continuing operations	$6,216	$268		$164		$6,649
Income margin from continuing operations	22.7%	1.0	pts.	0.6	pts.	24.3%
Loss from discontinued operations, net of tax	$(32)	$—		$—		$(32)
Net income	$6,185	$268		$164		$6,617
Diluted earnings per share:
Continuing operations	$5.76	$0.25		$0.15		$6.16
Discontinued operations	$(0.03)	$—		$—		$(0.03)

*       The tax impact on operating (non-GAAP) pre-tax income from continuing operations is calculated under the same accounting principles applied to the GAAP pre-tax income which employs an annual effective tax rate method to the results.

PRIOR YEAR IN REVIEW

The “Prior Year in Review” section provides a summary of the company’s financial performance in 2013 as compared to 2012. As discussed in the “Organization of Information” section on page 22, 2013 and 2012 financial performance has been reclassified to reflect discontinued operations presentation.

($ and shares in millions except per share amounts)

			Yr.-to-Yr.
			Percent/
			Margin
For the year ended December 31:	2013	2012	Change
Revenue	$98,367	$102,874	(4.4	)%*
Gross profit margin	49.5%	49.0%	0.5	pts.
Total expense and other (income)	$28,440	$27,821	2.2%
Total expense and other (income)-to-revenue ratio	28.9%	27.0%	1.9	pts.
Income before income taxes from continuing operations	$20,244	$22,540	(10.2)%
Provision for income taxes from continuing operations	3,363	5,541	(39.3)%
Income from continuing operations	$16,881	$16,999	(0.7)%
Income from continuing operations margin	17.2%	16.5%	0.6	pts.
Loss from discontinued operations, net of tax	$(398)	$(395)	0.6%
Net income	$16,483	$16,604	(0.7)%
Earnings per share from continuing operations:
Assuming dilution	$15.30	$14.71	4.0%
Consolidated earnings per share—assuming dilution	$14.94	$14.37	4.0%
Weighted-average shares outstanding:
Assuming dilution	1,103.0	1,155.4	(4.5)%
Assets**	$126,223	$119,213	5.9%
Liabilities**	$103,294	$100,229	3.1%
Equity**	$22,929	$18,984	20.8%

* (2.3) percent adjusted for currency.

** At December 31.

The following table provides the company’s operating (non-GAAP) earnings for 2013 and 2012.

($ in millions except per share amounts)

			Yr.-to-Yr.
			Percent
For the year ended December 31:	2013	2012	Change
Net income as reported	$16,483	$16,604	(0.7)%
Loss from discontinued operations, net of tax	(398)	(395)	0.6
Income from continuing operations	$16,881	$16,999	(0.7)%
Non-operating adjustments (net of tax):
Acquisition-related charges	747	641	16.5
Non-operating retirement-related costs/(income)	729	381	91.2
Operating (non-GAAP) earnings*	$18,356	$18,022	1.9%
Diluted operating (non-GAAP) earnings per share	$16.64	$15.60	6.7%

* See page 63 for a more detailed reconciliation of net income to operating (non-GAAP earnings.

Snapshot

In 2013, the company reported revenue of $98.4 billion, expanded gross and net income margins, and delivered diluted earnings per share from continuing operations growth of 4.0 percent as reported and 6.7 percent on an operating (non-GAAP) basis. The results of continuing operations exclude net losses from discontinued operations of $0.4 billion in 2013 and 2012, respectively. On a consolidated basis, net income in 2013 was $16.5 billion, a decrease of 0.7 percent year to year, with diluted earnings per share of $14.94. The company generated $17.5 billion in cash from operations and $15.0 billion in free cash flow driving shareholder returns of $17.9 billion in gross common stock repurchases and dividends. In 2013, the company continued the transformation of its portfolio to higher value expending $3.1 billion to acquire 10 companies to expand its capabilities in its key growth areas, in addition to maintaining high levels of investment of $5.7 billion in total research and development and $3.8 billion in net capital expenditures.

The company also continued to shift its investments to address the key trends in information technology—social, mobile, big data/analytics and cloud. Several years ago, the company identified and established objectives for four key growth initiatives—Smarter Planet, business analytics, cloud and growth markets—to address these trends. In 2013, across the business, Smarter Planet, business analytics and cloud had strong performance. Smarter Planet revenue grew about 20 percent compared to 2012, with strength across all areas, including Smarter Commerce, Smarter Cities, Social Business and industry solutions. Business analytics revenue of $15.7 billion increased 9 percent year to year, led by Global Business Services and Software. In 2013, the company delivered $4.4 billion of cloud-based solutions revenue, an increase of 69 percent compared to 2012. In addition, within that content, $1.7 billion was delivered as a service. Across the company’s performance, there was overlap between these initiatives. In total, software made up about half of that combined content. The software content improved the company’s business mix and contributed to margin expansion.

Segment revenue was led by Software which increased 1.9 percent (3 percent adjusted for currency) driven by key branded middleware which increased 4.8 percent (6 percent adjusted for currency). The key growth initiatives fueled this performance. Global Business Services returned to revenue growth at constant currency (down 0.9 percent as reported; up 3 percent adjusted for currency) driven by the company’s investments in the Digital Front Office. While revenue in Global Technology Services declined 4.2 percent (1 percent adjusted for currency), revenue trajectory improved in the second half. Global Financing revenue improved 0.4 percent (3 percent adjusted for currency) versus 2012. The Software, Global Services and Global Financing businesses all grew pre-tax income and expanded their pretax margin in 2013 compared to 2012. Systems and Technology impacted the company’s overall performance in 2013. Revenue decreased 19.0 percent (18 percent adjusted for currency) year to year driven by the back end of the mainframe product cycle and business model challenges specific to Power Systems, Storage and System x. Pre-tax income in Systems and Technology decreased $1.7 billion compared to 2012.

Revenue from the company’s growth markets underperformed in 2013, particularly in the second half of the year. For the full year, growth markets revenue decreased 4.9 percent as reported and 2 percent at constant currency.

The consolidated gross profit margin increased 0.5 points versus 2012 to 49.5 percent. The operating (non-GAAP) gross margin of 50.5 percent increased 0.9 points compared to the prior year. The increase in gross margin in 2013 was driven by margin improvements in the Global Services segments and an improved mix driven by Software, partially offset by margin decreases in Systems and Technology.

Total expense and other (income) increased 2.2 percent in 2013 versus 2012. Total operating (non-GAAP) expense and other (income) increased 1.5 percent year to year. The year-to-year drivers were approximately:

	Total	Operating
	Consolidated	(non-GAAP)
• Currency*	(1) point	(1) point
• Acquisitions**	2 points	2 points
• Base expense	1 point	1 point

* Reflects impacts of translation and hedging programs.

** Includes acquisitions completed in prior 12-month period.

There were several items that had an impact on total expense and other (income) year to year. Workforce rebalancing charges for 2013 were $1.0 billion compared to $0.8 billion in 2012. Bad debt expense increased $0.1 billion year to year driven by higher specific account reserves. In addition, in 2012, the company recorded a gain of approximately $0.4 billion related to the divestiture of the Retail Store Solutions (RSS) business, and also recorded a charge of approximately $0.2 billion related to a court ruling in the UK regarding one of IBM’s UK defined benefit pension plans. This charge was not included in operating (non-GAAP) expense and other (income). In addition, as a result of certain parts of the business not performing as expected, performance-related compensation in 2013 across both cost and expense was down about $0.8 billion year to year.

Pre-tax income from continuing operations decreased 10.2 percent and the pre-tax margin was 20.6 percent, a decrease of 1.3 points versus 2012. The continuing operations effective tax rate was 16.6 percent in 2013, a decrease of 8.0 points year to year. Income from continuing operations decreased 0.7 percent year to year and the loss from discontinued operations, net of tax was $0.4 billion in 2013 flat compared to 2012. Net income decreased 0.7 percent versus 2012. The as reported effective tax rate for 2013 was 15.6 percent, a decrease of 8.6 points year to year driven by an improvement in the ongoing tax rate and discrete tax items, including audit settlements. Operating (non-GAAP) pretax income decreased 7.2 percent and the operating (non-GAAP) pretax margin was 22.5 percent, a decrease of 0.7 points versus 2012. Operating (non-GAAP) net income increased 1.9 percent and the operating (non-GAAP) net income margin of 18.7 percent increased 1.2 points versus the prior year. The operating (non-GAAP) effective tax rate was 17.0 percent versus 24.3 percent in 2012 driven by the same factors described above.

Diluted earnings per share from continuing operations improved 4.0 percent year to year reflecting the benefits of the common stock repurchase program. In 2013, the company repurchased approximately 73 million shares of its common stock. Diluted earnings per share from discontinued operations was ($0.36) in 2013 compared to ($0.34) in 2012. Total diluted earnings per share of $14.94 increased $0.57 from 2012. Operating (non-GAAP) diluted earnings per share of $16.64 increased $1.04 versus 2012 driven primarily by margin expansion and common stock repurchases, partially offset by decreased revenue.

At December 31, 2013, the company’s balance sheet and liquidity positions were strong and well positioned to support the business over the long term. Cash and marketable securities at year end was $11.1 billion, consistent with the year-end 2012 balance. Key drivers in the balance sheet and total cash flows are highlighted below.

Total assets increased $7.0 billion ($9.3 billion adjusted for currency) from December 31, 2012 driven by:

•        Increases in prepaid pension assets ($4.6 billion), goodwill ($1.9 billion), and total receivables ($1.2 billion), partially offset by

•        Decreases in deferred taxes ($0.7 billion).

Total liabilities increased $3.1 billion ($4.5 billion adjusted for currency) from December 31, 2012 driven by:

•        Increased total debt ($6.4 billion) and increases in deferred tax liabilities ($1.3 billion); partially offset by

•        Decreased retirement and nonpension postretirement benefit obligations ($4.2 billion) and decreases in compensation and benefits ($0.9 billion).

Total equity of $22.9 billion increased $3.9 billion from December 31, 2012 as a result of:

•        Higher retained earnings ($12.4 billion), decreased losses in accumulated other comprehensive income/(loss) of $4.2 billion and increased common stock ($1.5 billion), partially offset by

•        Increased treasury stock ($14.1 billion) driven by share repurchases.

The company generated $17.5 billion in cash flow provided by operating activities, a decrease of $2.1 billion when compared to 2012, primarily driven by operational performance and a net increase in the use of cash for taxes of $2.2 billion primarily driven by an increase in cash tax payments. Net cash used in investing activities of $7.3 billion was $1.7 billion lower than 2012, primarily due to a decrease in cash used associated with the net purchases and sales of marketable securities and other investments ($1.2 billion) and decreased net capital investments ($0.5 billion). Net cash used in financing activities of $9.9 billion was $2.1 billion lower compared to 2012, primarily due to increased proceeds from net debt ($4.7 billion), partially offset by increased cash used for gross common stock repurchases ($1.9 billion).

Results of Continuing Operations

Segment Details

The following is an analysis of the 2013 versus 2012 reportable segment results. The table below presents each reportable segment’s external revenue and gross margin results. Segment pre-tax income includes transactions between segments that are intended to reflect an arm’s-length transfer price and excludes certain unallocated corporate items.

($ in millions)

			Yr.-to-Yr.		Yr.-to-Yr.
			Percent/		Percent Change
			Margin		Adjusted for
For the year ended December 31:	2013	2012	Change		Currency
Revenue
Global Technology Services	$38,551	$40,236	(4.2)%		(1.4)%
Gross margin	38.1%	36.6%	1.5	pts.
Global Business Services	18,396	18,566	(0.9)%		2.6%
Gross margin	30.9%	30.0%	0.9	pts.
Software	25,932	25,448	1.9%		2.9%
Gross margin	88.8%	88.7%	0.1	pts.
Systems and Technology	12,988	16,034	(19.0)%		(18.2)%
Gross margin	40.8%	43.4%	(2.6	)pts.
Global Financing	2,022	2,013	0.4%		2.8%
Gross margin	45.6%	46.5%	(0.9	)pts.
Other	478	577	(17.1)%		(16.4)%
Gross margin	(195.6)%	(71.6)%	(124.0	)pts.
Total consolidated revenue	$98,367	$102,874	(4.4)%		(2.3)%

Total consolidated gross profit	$48,684	$50,361	(3.3)%
Total consolidated gross margin	49.5%	49.0%	0.5	pts.
Non-operating adjustments
Amortization of acquired intangible assets	388	375	3.5%
Acquisition-related charges	5	1	NM
Retirement-related costs/(income)	629	264	138.1%
Operating (non-GAAP) gross profit	$49,706	$51,001	(2.5)%
Operating (non-GAAP) gross margin	50.5%	49.6%	1.0	pts.

NM—Not meaningful

Global Services

In 2013, the Global Services segments delivered $56,947 million of revenue, grew pre-tax income 2.5 percent and expanded pretax margin 1.0 points. GBS returned to revenue growth in 2013, at constant currency, leveraging the investments made in the Digital Front Office practices. GTS revenue performance improved during the second half of 2013. Global Services had good performance in the key growth initiatives of Smarter Planet, business analytics and cloud, and continued to invest to expand its capabilities in these areas. Total outsourcing revenue of $26,157 million decreased 5.1 percent (2 percent adjusted for currency) and total transactional revenue of $23,678 million decreased 1.0 percent as reported, but increased 2 percent adjusted for currency year to year. The estimated Global Services backlog was $143 billion at December 31, 2013, an increase of 1.8 percent (5 percent adjusted for currency) versus the December 31, 2012 balance.

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

Global Technology Services revenue of $38,551 million in 2013 decreased 4.2 percent (1 percent adjusted for currency) year to year. From a geographic perspective, revenue declined in North America and Europe, partially offset by growth in Japan, adjusted for currency. GTS Outsourcing revenue decreased 5.5 percent (3 percent adjusted for currency) in 2013. Revenue performance was impacted by a decline in revenue from sales into existing base accounts and by the work done to improve the profitability of restructured low margin contracts. GTS Outsourcing had double-digit signings growth in 2013 and started to realize the benefit from several of the large transformational contract signings in its fourth-quarter 2013 revenue. ITS revenue decreased 1.8 percent as reported, but increased 1 percent adjusted for currency in 2013 compared to 2012. The company continued to shift the ITS business toward higher value managed services such as business continuity, security and cloud. Within the cloud offerings, SoftLayer contributed 2 points of revenue growth to the ITS performance in 2013, and a half-point to total GTS revenue for the year. In January 2014, the company announced plans to invest over $1.2 billion to double its SoftLayer centers, and with 40 cloud datacenters in 15 countries, the company will have cloud centers in every major geography and key financial center.

Global Business Services revenue of $18,396 million decreased 0.9 percent as reported, but increased 3 percent at constant currency in 2013 with growth in both GBS Outsourcing and C&SI, adjusted for currency. GBS revenue increased 0.5 percent (4 percent at constant currency) in the second half of the year. On a geographic basis, revenue growth at constant currency was led by North America, Japan and the growth markets, while Europe was flat year to year. GBS delivered double-digit growth in each of the strategic growth initiatives of business analytics, Smarter Planet and cloud. The company has been investing to build capabilities in these key areas and at year-end 2013 had nearly 20,000 resources in GBS focused on the growing Digital Front Office opportunity. Application Outsourcing revenue decreased 2.6 percent as reported, but increased 2 percent adjusted for currency. C&SI revenue decreased 0.4 percent as reported, but increased 3 percent adjusted for currency. Both lines of business had constant currency revenue growth year to year in the growth markets. In 2013, the GBS backlog grew for the fifth consecutive year at constant currency led by the major markets.

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

The GBS gross profit margin expanded 0.9 points in 2013 with improved profit performance in Application Outsourcing. GBS pre-tax income increased 7.7 percent in 2013 with a pre-tax margin of 16.8 percent, an improvement of 1.3 points year to year. GBS benefited from reductions in performance-related compensation, the company’s enterprise productivity initiatives and the second-quarter 2013 workforce rebalancing activity, partially offset by higher year-to-year workforce rebalancing charges. The savings from those actions fuel the investments being made in the key growth initiatives.

The total Global Services business delivered profit growth and margin expansion throughout 2013. Pre-tax income of $10,197 million in 2013 increased 2.5 percent year to year and the pre-tax margin expanded 1.0 points to 17.4 percent.

Software

($ in millions)

				Yr.-to-Yr.
			Yr.-to-Yr.	Percent Change
			Percent	Adjusted for
For the year ended December 31:	2013	2012	Change	Currency
Software external revenue	$25,932	$25,448	1.9%	2.9%
Middleware	$21,557	$20,983	2.7%	3.7%
Key Branded Middleware	17,322	16,528	4.8	5.7
WebSphere Family			8.2	9.1
Information Management			2.8	3.7
Workforce Solutions			10.8	11.9
Tivoli			3.9	4.8
Rational			4.9	6.0
Other middleware	4,235	4,455	(4.9)	(3.9)
Operating systems	2,447	2,525	(3.1)	(1.9)
Other	1,929	1,940	(0.6)	0.2

Software revenue of $25,932 million increased 1.9 percent as reported and 3 percent adjusted for currency in 2013 compared to 2012. The Software business delivered revenue growth, at constant currency, in all four quarters of the year. Revenue continued to mix toward key branded middleware with growth in all five brands. The Software value proposition remained strong for enterprise clients. Customers continued to increase deployment of the company’s middleware products and the business invested and gained share in social, mobile, analytics, cloud and security. Across the Software brands, there was strong performance in the growth initiatives that address the key market trends—Smarter Planet, business analytics and cloud.

In January 2014, the company announced a $1 billion investment in Watson, and it established a new Watson Group within the Software business. This new unit is dedicated to the development and commercialization of cloud-delivered cognitive innovations.

Key branded middleware revenue increased 4.8 percent (6 percent adjusted for currency), with strong performance in the areas of analytics, cloud, mobile, social and security. The faster-growing and higher-value branded middleware accounted for 67 percent of total Software revenue in 2013, an increase of 2 points from 2012.

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

Tivoli revenue increased 3.9 percent (5 percent adjusted for currency) in 2013 and gained share, driven by storage growth and the security solutions portfolio. Tivoli storage revenue was up 7 percent (8 percent adjusted for currency) in 2013. Tivoli security revenue increased 17 percent (19 percent adjusted for currency) and reflected contribution from the acquisition of Trusteer in the third quarter of 2013, which extended Tivoli’s data security capabilities further into cloud and mobile environments. The transformation driven by mobile and cloud computing is raising the importance of security for enterprise customers. The company has been building and expanding its security capabilities and at year-end 2013 had 6,000 security experts worldwide, 3,000 patents in security and 25 security laboratories worldwide across software and services.

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

Software gross profit increased 2.0 percent in 2013, with a gross profit margin of 88.8 percent. Software pre-tax income increased 2.7 percent to $11.1 billion and the pre-tax margin improved 0.5 points to 38.1 percent. The Software business had another successful year leveraging revenue growth and expense savings, primarily from the company’s enterprise productivity initiatives, to drive profit growth and margin expansion. The relative strength of the Software business, fueled by growth in the key growth initiatives, improved the company’s business mix and contributed to its operating (non-GAAP) consolidated gross and net margin improvements in 2013.

Systems and Technology

($ in millions)

				Yr.-to-Yr.
			Yr.-to-Yr.	Percent Change
			Percent	Adjusted for
For the year ended December 31:	2013	2012	Change	Currency
Systems and Technology external revenue	$12,988	$16,034	(19.0)%	(18.2)%
System z			(13.4)%	(12.6)%
Power Systems			(31.4)	(30.7)
System x			(13.5)	(12.7)
Storage			(10.8)	(9.7)
Total Systems and Technology excluding Retail Store Solutions			(17.2)	(16.4)
Retail Store Solutions (Divested in 2012)			(98.2)	(98.2)

Systems and Technology revenue decreased 19.0 percent (18 percent adjusted for currency) in 2013 versus 2012. Adjusting for the divested RSS business, revenue declined 17.2 percent (16 percent adjusted for currency) in 2013. Two issues within the business significantly impacted the segment’s revenue and profit performance in 2013. First, STG was dealing with challenges in its hardware business models specific to Power Systems, Storage and x86. In addition, System z revenue was impacted by the product cycle, particularly in the second half, as the company entered the back end of the current mainframe cycle with difficult period-to-period comparisons driving revenue declines.

System z revenue decreased 13.4 percent (13 percent adjusted for currency) in 2013 versus 2012. The decrease was primarily driven by lower revenue in North America, while revenue increased in the growth markets. Millions of instructions per second (MIPS) shipments increased 6 percent in 2013 versus 2012. The increase in MIPS was driven by specialty engines, which increased 17 percent year over year and continued to be more than 50 percent of the total volumes. The decline in System z revenue was expected based on the product’s movement through the product cycle in 2013. In the current mainframe cycle, the company has shipped 28 percent more MIPS compared to the same period in the prior cycle. The revenue and gross profit in the current cycle are each about 99 percent of the previous cycle, net of currency. The additional MIPS capacity in the current product cycle is a reflection of the ongoing relevance of the mainframe to clients, and provides the company with financial returns consistent with past cycles.

Power Systems revenue decreased 31.4 percent (31 percent adjusted for currency) in 2013 versus 2012. The Power platform continued to ship significant capacity into the UNIX market, however this was more than offset by significant price performance, resulting in lower revenue. The company has been very successful in the UNIX market, and took two actions to improve its business model in Power Systems. First, it is making the platform more relevant to clients. To achieve this:

•        In the fourth quarter of 2013, the company introduced a new Integrated Facility for Linux offering which enables clients to run inux workloads in their existing servers. This mirrors the successful strategy the company executed on the System z platform;

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

System x revenue decreased 13.5 percent (13 percent adjusted for currency) in 2013 versus 2012. High-end System x revenue decreased 16 percent (16 percent adjusted for currency) and blades revenue declined 45 percent (45 percent adjusted for currency) in 2013 compared to 2012. The declines in both high-end System x and blade were partially offset by increased revenue driven by Pure Systems.

Storage revenue decreased 10.8 percent (10 percent adjusted for currency) in 2013 versus 2012. The company’s flash solutions continued to gain momentum in 2013 with positive revenue growth. The Storwize products delivered double-digit growth, which were more than offset by declines in legacy OEM mid-range offerings, and declines in high-end offerings driven by significant pricing pressure.

($ in millions)

			Yr.-to-Yr.
			Percent/
			Margin
For the year ended December 31:	2013	2012	Change
Systems and Technology
External gross profit	$5,299	$6,966	(23.9)%
External gross profit margin	40.8%	43.4%	(2.6	)pts.
Pre-tax income	$213	$1,866	(88.6)%
Pre-tax margin	1.6%	11.2%	(9.6	)pts.

The decrease in external gross profit in 2013 versus 2012 was due to lower revenue and a lower overall gross profit margin reflecting the business model challenges. Overall gross margin decreased 2.6 points year to year in 2013 driven by lower margins in Power Systems, System x and Storage as well as a decline due to revenue mix, partially offset by margin improvement in System z.

Systems and Technology’s pre-tax income decreased 88.6 percent to $213 million in 2013. Pre-tax margin decreased 9.6 points in 2013 versus 2012.

Global Financing

See pages 73 through 77 for an analysis of Global Financing’s segment results.

Geographic Revenue

In addition to the revenue presentation by reportable segment, the company also measures revenue performance on a geographic basis. The following geographic, regional and country-specific revenue performance excludes OEM revenue.

($ in millions)

				Yr.-to-Yr.
			Yr.-to-Yr.	Percent Change
			Percent	Adjusted for
For the year ended December 31:	2013	2012	Change	Currency
Total revenue	$98,367	$102,874	(4.4)%	(2.3)%
Geographies	$97,800	$102,268	(4.4)%	(2.2)%
Americas	43,249	44,556	(2.9)	(2.0)
Europe/Middle East/Africa	31,628	31,775	(0.5)	(2.1)
Asia Pacific	22,923	25,937	(11.6)	(2.8)

Major markets			(4.2)%	(2.2)%
Growth markets			(4.9)%	(2.4)%
BRIC countries			(8.2)%	(5.6)%

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

Americas revenue decreased 2.9 percent (2 percent adjusted for currency) year to year. The major market countries were down 3.9 percent (4 percent adjusted for currency), partially offset by an increase in the Latin America growth markets of 4.4 percent (9 percent adjusted for currency). Within the major market countries, the U.S. was down 3.4 percent and Canada was down 6.3 percent (3 percent adjusted for currency). Within the growth market countries, Brazil increased 3.3 percent (10 percent adjusted for currency) and Mexico increased 7.8 percent (8 percent adjusted for currency).

Europe/Middle East/Africa revenue decreased 0.5 percent (2 percent adjusted for currency) compared to 2012. The major market countries were down 0.5 percent (3 percent adjusted for currency), while the growth market countries were down 0.6 percent (up 1 percent adjusted for currency). In the major market countries, the UK decreased 1.4 percent (flat adjusted for currency), Germany decreased 0.1 percent (3 percent adjusted for currency), France decreased 1.8 percent (5 percent adjusted for currency), and Italy decreased 2.1 percent (5 percent adjusted for currency). Within the EMEA growth markets, the Middle East and Africa region increased 5.0 percent (11 percent adjusted for currency), but this growth was offset primarily by a decrease in Russia of 22.7 percent (22 percent adjusted for currency).

Asia Pacific revenue decreased 11.6 percent (3 percent adjusted for currency) year to year. Japan revenue decreased 15.2 percent as reported, but increased 4 percent overall and grew in every quarter on a constant currency basis. This growth reflected the benefits of shifting investment and redirection of the company’s go-to-market focus to improve performance in Japan. The Asia Pacific growth markets decreased 9.1 percent (7 percent adjusted for currency), with China down 12.2 percent (14 percent adjusted for currency) and Australia down 15.9 percent (10 percent adjusted for currency). During 2013, performance in China was impacted by the process surrounding the implementation of a broad governmental economic reform plan.

Total Expense and Other (Income)

($ in millions)

			Yr.-to-Yr.
			Percent/
			Margin
For the year ended December 31:	2013	2012	Change
Total consolidated expense and other (income)	$28,440	$27,821	2.2%
Non-operating adjustments
Amortization of acquired intangible assets	(370)	(328)	12.9
Acquisition-related charges	(40)	(35)	14.9
Non-operating retirement-related (costs)/income	(433)	(274)	58.3
Operating (non-GAAP) expense and other (income)	$27,597	$27,184	1.5%
Total consolidated expense-to-revenue ratio	28.9%	27.0%	1.9	pts.
Operating (non-GAAP) expense-to-revenue ratio	28.1%	26.4%	1.7	pts.

Selling, General and Administrative

($ in millions)

			Yr.-to-Yr.
			Percent
For the year ended December 31:	2013	2012	Change
Selling, general and administrative expense
Selling, general and administrative—other	$19,178	$19,532	(1.8)%
Advertising and promotional expense	1,294	1,339	(3.4)
Workforce rebalancing charges	1,031	784	31.6
Retirement-related costs	986	932	5.8
Amortization of acquired intangible assets	370	328	12.9
Stock-based compensation	435	498	(12.6)
Bad debt expense	156	50	209.8
Total consolidated selling, general and administrative expense	$23,451	$23,463	(0.1)%
Non-operating adjustments
Amortization of acquired intangible assets	(370)	(328)	12.9
Acquisition-related charges	(25)	(22)	13.3
Non-operating retirement-related (costs)/income	(376)	(294)	28.1
Operating (non-GAAP) selling, general and administrative expense	$22,680	$22,820	(0.6)%

Total SG&A expense decreased 0.1 percent in 2013 versus 2012. The decrease was primarily driven by the effects of currency (1 point), offset by acquisition-related spending (2 points). Operating (non-GAAP) SG&A expense decreased 0.6 percent primarily driven by the effects of currency (1 point) and lower base spending (1 point), partially offset by acquisition-related spending (1 point). The decrease was driven by lower SG&A—other expense, as the company continued to shift its spending. The company continued to drive productivity across the business, primarily through its enterprise productivity initiatives, and reinvested most of those savings into the business to drive its growth areas. The increase in workforce rebalancing charges was due to actions the company took in the second quarter of 2013. Bad debt expense increased $106 million in 2013 versus 2012, primarily driven by higher specific account reserves. The accounts receivable provision coverage was 1.6 percent at December 31, 2013, an increase of 20 basis points from year-end 2012.

Research, Development and Engineering

($ in millions)

			Yr.-to-Yr.
			Percent
For the year ended December 31:	2013	2012	Change
Total consolidated research, development and engineering	$5,743	$5,816	(1.3)%
Non-operating adjustment
Non-operating retirement-related (costs)/income	(57)	20	NM
Operating (non-GAAP) research, development and engineering	$5,686	$5,837	(2.6)%

NM—Not meaningful

Total RD&E expense decreased 1.3 percent in 2013 versus 2012, primarily driven by lower base spending (3 points), partially offset by acquisitions (2 points). Operating (non-GAAP) RD&E expense decreased 2.6 percent in 2013 compared to the prior year primarily driven by lower base spending (5 points), partially offset by acquisitions (2 points).

Intellectual Property and Custom Development Income

($ in millions)

			Yr.-to-Yr.
			Percent
For the year ended December 31:	2013	2012	Change
Sales and other transfers of intellectual property	$352	$324	8.8%
Licensing/royalty-based fees	150	251	(40.1)
Custom development income	320	500	(36.0)
Total	$822	$1,074	(23.5)%

There were no significant individual IP transactions in 2013 or 2012. Custom development income declined 36 percent compared to the prior year due to a reduction in payments from the company’s technology alliance partners.

Other (Income) and Expense

($ in millions)

			Yr.-to-Yr.
			Percent
For the year ended December 31:	2013	2012	Change
Other (income) and expense
Foreign currency transaction losses/(gains)	$(260)	$(240)	8.4%
(Gains)/losses on derivative instruments	166	72	132.5
Interest income	(74)	(109)	(32.2)
Net (gains)/losses from securities and investment assets	(29)	(55)	(48.0)
Other	(137)	(511)	(73.3)
Total consolidated other (income) and expense	$(333)	$(843)	(60.5)%
Non-operating adjustment
Acquisition-related charges	(16)	(13)	17.4
Operating (non-GAAP) other (income) and expense	$(349)	$(857)	(59.3)%

The decrease in income of $510 million in 2013 was primarily driven by lower income from divestitures ($405 million) driven by the gain associated with the divested RSS business ($446 million) in 2012 reflected in Other in the table above, and increased losses on derivative instruments ($95 million) due to foreign currency rate volatility year to year.

Interest Expense

($ in millions)

			Yr.-to-Yr.
			Percent
For the year ended December 31:	2013	2012	Change
Interest expense
Total	$402	$459	(12.5)%

The decrease in interest expense in 2013 versus 2012 was primarily driven by lower average interest rates, partially offset by higher average debt levels. Overall interest expense, including interest presented in the cost of financing, and excluding capitalized interest, for 2013 was $989 million, a decrease of $15 million year to year.

Income Taxes

The continuing operations effective tax rate for 2013 was 16.6 percent, a decrease of 8.0 points versus the prior year, driven by the following factors:

•        A benefit resulting from the completion of the U.S. 2008–2010 tax audit, including associated reserve redeterminations (11.1 points);

•        A benefit due to a more favorable geographic mix of pre-tax income in 2013 (2.2 points);

•        Benefits from the retroactive impact of the 2012 American Taxpayer Relief Act (0.7 points) and an increase in research and development credits (0.5 points);

•        A benefit from a tax agreement which required a reassessment of certain valuation allowances on deferred tax assets (1.4 points); and,

•        Benefits from the resolution of certain non-U.S. tax audits (0.7 points) and newly enacted U.S. state tax legislation (0.6 points); partially offset by

•        Tax charges related to certain intercompany payments made by foreign subsidiaries and the intercompany licensing of certain IP (8.8 points); and

•        The year-over-year impact of the 2012 benefit related to a tax restructuring in Latin America (0.7 points).

The operating (non-GAAP) effective tax rate was 17.0 percent, a decrease of 7.3 points versus 2012 principally driven by the same factors described above.

Results of Discontinued Operations

Loss from discontinued operations, net of tax was $398 million in 2013 compared to $395 million in 2012. The discontinued operations effective tax rate in 2013 was 44.8 percent compared to 38.1 percent in 2012.

Financial Position

Cash and marketable securities at December 31, 2013 were $11,066 million, consistent with the prior year-end balance. During the year the company continued to manage the investment portfolio to meet its capital preservation and liquidity objectives.

Total debt of $39,718 million increased $6,449 million from the December 31, 2012 level. The commercial paper balance at December 31, 2013, was $2,458 million, an increase of $658 million. Within total debt, $27,504 million was in support of the Global Financing business which was leveraged at a 7.2 to 1 ratio. The company continued to have substantial flexibility in the market. During 2013, the company completed bond issuances totaling $10,956 million, with terms ranging from 2 to 12 years, and priced from 0.22 to 3.38 percent depending on maturity.

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

During 2013, the company generated $17,485 million in cash from operations, a decrease of $2,102 million compared to 2012. In addition, the company generated $15,021 million in free cash flow, a decrease of $3,164 million versus 2012. The company returned $17,917 million to shareholders in 2013, with $13,859 million in gross share repurchases and $4,058 million in dividends. In 2013 the company repurchased approximately 73 million shares and had approximately $14.7 billion remaining in share repurchase authorization at year end.

GAAP Reconciliation

The tables below provide a reconciliation of the company’s income statement results as reported under GAAP to its operating earnings presentation which is a non-GAAP measure. The company’s calculation of operating (non-GAAP) earnings, as presented, may differ from similarly titled measures reported by other companies. Please refer to the “Operating (non-GAAP) Earnings” section on page 22 for the company’s rationale for presenting operating earnings information.

($ in millions except per share amounts)

		Acquisition-		Retirement-
		Related		Related		Operating
For the year ended December 31, 2013:	GAAP	Adjustments		Adjustments		(non-GAAP)
Gross profit	$48,684	$394		$629		$49,706
Gross profit margin	49.5%	0.4	pts.	0.6	pts.	50.5%
SG&A	$23,451	$(394)		$(376)		$22,680
RD&E	5,743	—		(57)		5,686
Other (income) and expense	(333)	(16)		—		(349)
Total expense and other (income)	28,440	(410)		(433)		27,597
Pre-tax income from continuing operations	20,244	804		1,062		22,110
Pre-tax margin from continuing operations	20.6%	0.8	pts.	1.1	pts.	22.5%
Provision for income taxes*	$3,363	$57		$333		$3,753
Effective tax rate	16.6%	(0.4	)pts.	0.7	pts.	17.0%
Income from continuing operations	$16,881	$747		$729		$18,356
Income margin from continuing operations	17.2%	0.8	pts.	0.7	pts.	18.7%
Loss from discontinued operations, net of tax	$(398)	$—		$—		$(398)
Net income	$16,483	$747		$729		$17,959
Diluted earnings per share:
Continuing operations	$15.30	$0.68		$0.66		$16.64
Discontinued operations	$(0.36)	$—		$—		$(0.36)

* The tax impact on operating (non-GAAP) pre-tax income is calculated under the same accounting principles applied to the GAAP pre-tax income which employs an annual effective tax rate method to the results.

($ in millions except per share amounts)

		Acquisition-		Retirement-
		Related		Related		Operating
For the year ended December 31, 2012:	GAAP	Adjustments		Adjustments		(non-GAAP)
Gross profit	$50,361	$376		$264		$51,001
Gross profit margin	49.0%	0.4	pts.	0.3	pts.	49.6%
SG&A	$23,463	$(349)		$(294)		$22,820
RD&E	5,816	—		20		5,837
Other (income) and expense	(843)	(13)		—		(857)
Total expense and other (income)	27,821	(363)		(274)		27,184
Pre-tax income from continuing operations	22,540	739		538		23,817
Pre-tax margin from continuing operations	21.9%	0.7	pts.	0.5	pts.	23.2%
Provision for income taxes*	$5,541	$98		$156		$5,795
Effective tax rate	24.6%	(0.4	)pts.	0.1	pts.	24.3%
Income from continuing operations	$16,999	$641		$381		$18,022
Income margin from continuing operations	16.5%	0.6	pts.	0.4	pts.	17.5%
Loss from discontinued operations, net of tax	$(395)	$—		$—		$(395)
Net income	$16,604	$641		$381		$17,627
Diluted earnings per share:
Continuing operations	$14.71	$0.56		$0.33		$15.60
Discontinued operations	$(0.34)	$—		$—		$(0.34)

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

Within the IT industry, there are major shifts occurring—driven by data, cloud and changes in the ways individuals and enterprises are engaging. In 2014, the company had strong performance in its strategic imperatives that are focused on these market shifts. Revenue from the company’s cloud, analytics, mobile, social and security solutions together increased 16 percent compared to 2013, including the impacts of currency and the divested industry standard server business. In total, the strategic imperatives generated $25 billion in revenue, approximately 27 percent of total consolidated revenue, including software content that represented a higher percentage than the overall company. As a result, the strategic imperatives deliver gross profit margins that are better than the consolidated gross profit margin on average. In 2014, the company continued to take significant actions to drive the shift towards its strategic imperatives with targeted investments, as well as moving away from areas that do not support the strategic profile.

The company’s strategic direction is clear and compelling, and the company has been successful in shifting to the higher value areas of enterprise IT. The strong revenue growth in the strategic imperatives confirms that, as does the overall profitability of the business. The company expects the industry to continue to shift. The company expects revenue from its strategic imperatives to continue to grow at a double-digit rate. These offerings are as high value as other parts of the business, which continue to manage clients’ most critical business processes. As the cloud business gets to scale, and with ongoing productivity improvements across the business, the company expects to have an opportunity to expand margin. In addition, the company expects to continue to allocate its capital efficiently and effectively to investments, and to return value to its shareholders through a combination of dividends and share repurchases. Over the longer term, in considering the opportunities it will continue to develop, the company expects to have the ability to generate low single-digit revenue growth, and with a higher value business mix, high single-digit operating (non-GAAP) earnings per share growth, with free cash flow realization in the 90’s percent range. This is a longer term growth trajectory, not an absolute end point or a multi-year objective.

In the near term, there are a few dynamics that are inconsistent with that longer term trajectory. Specifically, in 2015, the company will be managing certain transitions in the business. As an example, while it is fully participating in the shift to cloud, the margins in that business are impacted by the level of investment the company is making, and the fact that the business is not yet at scale. The company expects an improvement in margin in 2015 as the business ramps, but, it will not yet be at scale. In addition, the company expects a continued impact to its software transaction revenue growth, as customers continue to utilize the flexibility that the company has provided to them, as they commit to the company’s platform for the longer term. There are also cyclical considerations. Given the geographic breadth of the business, the company has seen challenges in some of its markets—notably many of the growth markets. The company continues to believe that these are important markets over time, and it continues to invest to capture these opportunities. However, the company is not expecting a robust demand environment in many geographies in 2015. The company also expects a continued impact from currency in 2015. At January 2015 spot rates, the impact to revenue growth is expected to be 5-6 points, but, as with all companies with a similar global business profile, with the dollar strengthening, the company also expects that currency will have a significant translation impact on its profit growth. The company also expects some cyclical benefits in 2015, including the new mainframe product cycle and a full year of POWER8 availability.

Overall, looking forward to 2015, the company expects to continue to grow in many areas of the business. It expects to deliver strong growth in the strategic imperatives and margin expansion, while continuing a high level of investment and hiring, shifting to areas that have the best opportunity. However, in the current currency environment, and considering the impact from the completed divestitures, total revenue as reported is not expected to grow in 2015. The company expects to have less workforce rebalancing charges in 2015 versus 2014, and while it may have certain gains, it does not expect to replicate the $1.8 billion of gains recorded in 2014, resulting in a net impact to profit growth. Overall, the company expects GAAP earnings per share from continuing operations for 2015 to be in the range of $14.35 to $15.10, and operating (non-GAAP) earnings per share to be in the range of $15.75 to $16.50. For the first quarter of 2015, the company expects mid single-digit earnings per share growth from continuing operations compared to the first quarter of 2014, primarily driven by the large workforce rebalancing charge that was taken in the prior year. Overall, and most importantly, the company expects to exit 2015 with a higher-value, higher-margin business.

Within the company’s earnings per share expectation for 2015, the company is expecting a 2-3 point benefit from share repurchases—less than the impact in 2014. The company enters 2015 with approximately $6.3 billion of repurchase authorization remaining, and the company is assuming it will utilize the majority of the remaining authorization in 2015. The timing of repurchases will determine the final impact to earnings per share in 2015.

From a segment perspective, the company expects that the launch of the new mainframe, along with the success in POWER8 that the company experienced in the fourth quarter of 2014, will generate momentum in 2015. As a result, excluding the impact of divestitures, the company expects Systems and Technology to deliver revenue growth in the mid-single digits in 2015. Within Global Services, the company has not assumed a revenue trajectory that requires significant growth within its earnings expectations. As indicated above, the company has established a range for its earnings expectation for 2015. The performance of the Software business is key to this range—the low end of the expected range assumes no improvement in trajectory for the Software business, while the high end of the range assumes a stabilization of the Software business relative to 2014.

The company’s free cash flow performance in 2014 compared to the prior year was impacted by operational performance, an increase in cash tax payments and working capital impacts related to the industry standard server divestiture. Looking forward to 2015, at the level of expected profit, the company expects free cash flow to be relatively flat compared to 2014. From a free cash flow to income from continuing operations perspective, free cash flow realization was 79 percent as reported in 2014 and is expected to improve to the mid-80’s percent level in 2015. In 2014, realization was impacted by higher cash tax payments and the gain associated with the industry standard server divestiture. While these impacts are not expected to be as significant in 2015, the company expects to increase capital investments by approximately $0.5 billion in 2015 driven by the continued buildout of the SoftLayer cloud platform. In addition, the company expects impacts to realization in 2015 from the timing of payments related to workforce rebalancing actions taken in 2014 and working capital impacts related to the industry standard server divestiture. Overall, with a year-to-year profit decline expected, and the impacts described from capital investments, workforce rebalancing and working capital, all this results in the expectation that free cash flow will be essentially flat year to year.

The company expects, in the normal course of business, that its effective tax rate and operating (non-GAAP) tax rate will be approximately 20 percent in 2015. The rate will change year to year based on nonrecurring events, such as the settlement of income tax audits and changes in tax laws, as well as recurring factors including the geographic mix of income before taxes, the timing and amount of foreign dividend repatriation, state and local taxes and the effects of various global income tax strategies.

The company expects 2015 pre-tax retirement-related plan cost to be approximately $2.5 billion, an increase of approximately $500 million compared to 2014. This estimate reflects current pension plan assumptions at December 31, 2014. Within total retirement-related plan cost, operating retirement-related plan cost is expected to be approximately $1.6 billion, a decrease of approximately $100 million versus 2014. Non-operating retirement-related plan cost is expected to be approximately $900 million, an increase of approximately $600 million compared to 2014, driven by increased recognized actuarial losses. Cash disbursements for all retirement-related plans are expected to be approximately $2.7 billion in 2015, an increase of approximately $100 million compared to 2014. See note S, “Retirement-Related Benefits,” on pages 131 to 145 for additional information.

For a discussion of new accounting standards that the company will adopt in future periods, please see note B, “Accounting Changes” beginning on page 96.

Liquidity and Capital Resources

The company has consistently generated strong cash flow from operations, providing a source of funds ranging between $16.9 billion and $19.8 billion per year over the past five years. The company provides for additional liquidity through several sources: maintaining an adequate cash balance, access to global funding sources, a committed global credit facility and other committed and uncommitted lines of credit worldwide. The following table provides a summary of the major sources of liquidity for the years ended December 31, 2010 through 2014.

Cash Flow and Liquidity Trends

($ in billions)

	2014	2013	2012	2011	2010
Net cash from operating activities	$16.9	$17.5	$19.6	$19.8	$19.5
Cash and short-term marketable securities	$8.5	$11.1	$11.1	$11.9	$11.7
Committed global credit facility	$10.0	$10.0	$10.0	$10.0	$10.0

The major rating agencies’ ratings on the company’s debt securities at December 31, 2014 appear in the following table and remain unchanged from December 31, 2013. The company’s indenture governing its debt securities and its various credit facilities each contain significant covenants which obligate the company to promptly pay principal and interest, limit the aggregate amount of secured indebtedness and sale and leaseback transactions to 10 percent of the company’s consolidated net tangible assets, and restrict the company’s ability to merge or consolidate unless certain conditions are met. The credit facilities also include a covenant on the company’s consolidated net interest expense ratio, which cannot be less than 2.20 to 1.0, as well as a cross default provision with respect to other defaulted indebtedness of at least $500 million.

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

The company does not have “ratings trigger” provisions in its debt covenants or documentation, which would allow the holders to declare an event of default and seek to accelerate payments thereunder in the event of a change in credit rating. The company’s contractual agreements governing derivative instruments contain standard market clauses which can trigger the termination of the agreement if the company’s credit rating were to fall below investment grade. At December 31, 2014, the fair value of those instruments that were in a liability position was $196 million, before any applicable netting, and this position is subject to fluctuations in fair value period to period based on the level of the company’s outstanding instruments and market conditions. The company has no other contractual arrangements that, in the event of a change in credit rating, would result in a material adverse effect on its financial position or liquidity.

Moody’s
	Standard	Investors	Fitch
	& Poor’s	Service	Ratings
Senior long-term debt	AA-	Aa3	A+
Commercial paper	A-1+	Prime-1	F1

The company prepares its Consolidated Statement of Cash Flows in accordance with applicable accounting standards for cash flow presentation on page 83 and highlights causes and events underlying sources and uses of cash in that format on page 44. For the purpose of running its business, the company manages, monitors and analyzes cash flows in a different format.

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

From the perspective of how management views cash flow, in 2014, after investing $3.8 billion in capital investments, the company generated free cash flow of $12.4 billion, a decrease of $2.6 billion compared to 2013. The decrease was driven by higher cash tax payments ($1.7 billion), the company’s operational performance and changes in working capital associated with the divestiture of the industry standard server business.

In 2014, the company continued to focus its cash utilization on returning value to shareholders including $4.3 billion in dividends and $13.0 billion in net stock transactions, including the common stock repurchase program. In addition, $0.7 billion was utilized for six acquisitions this year.

Over the past five years, the company generated over $78 billion in free cash flow. During that period, the company invested $15 billion in strategic acquisitions and returned over $79 billion to shareholders through dividends and net share repurchases. The company’s performance during this period demonstrates that there is fungibility across the elements of share repurchases, dividends and acquisitions. The amount of prospective returns to shareholders in the form of dividends and share repurchases will vary based upon several factors including each year’s operating results, capital expenditure requirements, research and development investments and acquisitions, as well as the factors discussed below.

The company’s Board of Directors meets quarterly to consider the dividend payment. In the second quarter of 2014, the Board of Directors increased the company’s quarterly common stock dividend from $0.95 to $1.10 per share.

The table below represents the way in which management reviews cash flow as described above.

($ in billions)

For the year ended December 31:	2014	2013	2012	2011	2010
Net cash from operating activities per GAAP	$16.9	$17.5	$19.6	$19.8	$19.5
Less: the change in Global Financing receivables	0.7	(1.3)	(2.9)	(0.8)	(0.7)
Net cash from operating activities, excluding Global Financing receivables	16.2	18.8	22.5	20.7	20.3
Capital expenditures, net	(3.8)	(3.8)	(4.3)	(4.1)	(4.0)
Free cash flow (FCF)	12.4	15.0	18.2	16.6	16.3
Acquisitions	(0.7)	(3.1)	(3.7)	(1.8)	(5.9)
Divestitures	2.4	0.3	0.6	0.0	0.1
Share repurchase	(13.7)	(13.9)	(12.0)	(15.0)	(15.4)
Dividends	(4.3)	(4.1)	(3.8)	(3.5)	(3.2)
Non-Global Financing debt	(1.3)	3.2	0.7	1.7	2.3
Other (includes Global Financing receivables and Global Financing debt)	2.6	2.4	(0.8)	2.3	3.5
Change in cash, cash equivalents and short-term marketable securities	$(2.6)	$(0.1)	$(0.8)	$0.3	$(2.3)
FCF as percent of Income from Continuing Operations	79%	89%	107%	103%	108%

Events that could temporarily change the historical cash flow dynamics discussed above include significant changes in operating results, material changes in geographic sources of cash, unexpected adverse impacts from litigation, future pension funding requirements during periods of severe downturn in the capital markets or the timing of tax payments. Whether any litigation has such an adverse impact will depend on a number of variables, which are more completely described in note M, “Contingencies and Commitments,” on pages 122 to 124. With respect to pension funding, in 2014, the company contributed $519 million to its non-U.S. defined benefit plans versus $507 million in 2013. As highlighted in the Contractual Obligations table, the company expects to make legally mandated pension plan contributions to certain non-U.S. plans of approximately $3.0 billion in the next five years. The 2015 contributions are currently expected to be approximately $600 million. Cash disbursements related to all retirement-related plans is expected to be approximately $2.7 billion in 2015, an increase of approximately $0.1 billion compared to 2014. Financial market performance could increase the legally mandated minimum contributions in certain non-U.S. countries that require more frequent remeasurement of the funded status. The company is not quantifying any further impact from pension funding because it is not possible to predict future movements in the capital markets or pension plan funding regulations.

The Pension Protection Act of 2006 was enacted into law in 2006, and, among other things, increased the funding requirements for certain U.S. defined benefit plans beginning after December 31, 2007. No mandatory contribution is required for the U.S. defined benefit plan in 2015 as of December 31, 2014.

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

Contractual Obligations

($ in millions)

	Total Contractual	Payments Due In
	Payment Stream	2015	2016–17	2018–19	After 2019
Long-term debt obligations	$39,708	$4,586	$10,564	$6,686	$17,872
Interest on long-term debt obligations	10,437	1,120	2,036	1,437	5,845
Capital (finance) lease obligations	29	13	9	4	2
Operating lease obligations	6,152	1,350	2,149	1,602	1,051
Purchase obligations	1,227	680	437	72	38
Other long-term liabilities:
Minimum defined benefit plan pension funding (mandated)*	3,000	600	1,200	1,200	—
Excess 401(k) Plus Plan	1,730	71	149	158	1,352
Long-term termination benefits	1,823	733	209	153	728
Tax reserves**	3,642	995
Divestiture related	2,391	1,344	799	184	65
Other	1,018	134	200	111	574
Total	$71,157	$11,625	$17,751	$11,607	$27,527

*  As funded status on plans will vary, obligations for mandated minimum pension payments after 2019 could not be reasonably estimated.

**  These amounts represent the liability for unrecognized tax benefits. The company estimates that approximately $995 million of the liability is expected to be settled within the next 12 months. The settlement period for the noncurrent portion of the income tax liability cannot be reasonably estimated as the timing of the payments will depend on the progress of tax examinations with the various tax authorities; however, it is not expected to be due within the next 12 months.

Total contractual obligations are reported in the previous table excluding the effects of time value and therefore, may not equal the amounts reported in the Consolidated Statement of Financial Position. Certain noncurrent liabilities are excluded from the table above as their future cash outflows are uncertain. This includes deferred taxes, derivatives, deferred income, disability benefits and other sundry items. Certain obligations related to the company’s completed divestitures and the definitive agreement to divest its Microelectronics business are included.

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

Interest on floating-rate debt obligations is calculated using the effective interest rate at December 31, 2014, plus the interest rate spread associated with that debt, if any.

Off-Balance Sheet Arrangements

From time to time, the company may enter into off-balance sheet arrangements as defined by SEC Financial Reporting Release 67 (FRR-67), “Disclosure in Management’s Discussion and Analysis about Off-Balance Sheet Arrangements and Aggregate Contractual Obligations.”

At December 31, 2014, the company had no off-balance sheet arrangements that have, or are reasonably likely to have, a material current or future effect on financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources. See the table on page 67 for the company’s contractual obligations, and note M, “Contingencies and Commitments,” on page 124, for detailed information about the company’s guarantees, financial commitments and indemnification arrangements. The company does not have retained interests in assets transferred to unconsolidated entities or other material off-balance sheet interests or instruments.

Critical Accounting Estimates

The application of GAAP requires the company to make estimates and assumptions about certain items and future events that directly affect its reported financial condition. The accounting estimates and assumptions discussed in this section are those that the company considers to be the most critical to its financial statements. An accounting estimate is considered critical if both (a) the nature of the estimate or assumption is material due to the levels of subjectivity and judgment involved, and (b) the impact within a reasonable range of outcomes of the estimate and assumption is material to the company’s financial condition. Senior management has discussed the development, selection and disclosure of these estimates with the Audit Committee of the company’s Board of Directors. The company’s significant accounting policies are described in note A, “Significant Accounting Policies,” on pages 86 through 96.

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

Changes in the discount rate assumptions would impact the (gain)/loss amortization and interest cost components of the net periodic pension (income)/cost calculation and the projected benefit obligation (PBO). The company decreased the discount rate assumption for the IBM Personal Pension Plan (PPP), a U.S.-based defined benefit plan, by 80 basis points to 3.70 percent on December 31, 2014. This change will increase pre-tax cost and expense recognized in 2015 by an estimated $272 million. If the discount rate assumption for the PPP had increased by 80 basis points on December 31, 2014, pre-tax cost and expense recognized in 2015 would have decreased by an estimated $288 million. Changes in the discount rate assumptions would impact the PBO which, in turn, may impact the company’s funding decisions if the PBO exceeds plan assets. A 25 basis point increase or decrease in the discount rate would cause a corresponding decrease or increase, respectively, in the PPP’s PBO of an estimated $1.4 billion based upon December 31, 2014 data.

The expected long-term return on plan assets assumption is used in calculating the net periodic pension (income)/cost. Expected returns on plan assets are calculated based on the market-related value of plan assets, which recognizes changes in the fair value of plan assets systematically over a five-year period in the expected return on plan assets line in net periodic pension (income)/cost. The differences between the actual return on plan assets and the expected long-term return on plan assets are recognized over five years in the expected return on plan assets line in net periodic pension (income)/cost and also as a component of actuarial gains/losses, which are recognized over the service lives or life expectancy of the participants, depending on the plan, provided such amounts exceed thresholds which are based upon the benefit obligation or the value of plan assets, as provided by accounting standards.

To the extent the outlook for long-term returns changes such that management changes its expected long-term return on plan assets assumption, each 50 basis point increase or decrease in the expected long-term return on PPP plan assets assumption would have an estimated decrease or increase, respectively, of $264 million on the following year’s pre-tax net periodic pension (income)/cost (based upon the PPP’s plan assets at December 31, 2014 and assuming no contributions are made in 2015).

The company may voluntarily make contributions or be required, by law, to make contributions to its pension plans. Actual results that differ from the estimates may result in more or less future company funding into the pension plans than is planned by management. Impacts of these types of changes on the company’s pension plans in other countries worldwide would vary depending upon the status of each respective plan.

In addition to the above, the company evaluates other pension assumptions involving demographic factors, such as retirement age and mortality, and updates these assumptions to reflect experience and expectations for the future. Actual results in any given year can differ from actuarial assumptions because of economic and other factors.

For additional information on the company’s pension plans and the development of these assumptions, see Note S, “Retirement-Related Benefits,” on pages 137 and 138.

Revenue Recognition

Application of the various accounting principles in GAAP related to the measurement and recognition of revenue requires the company to make judgments and estimates. Specifically, complex arrangements with nonstandard terms and conditions may require significant contract interpretation to determine the appropriate accounting, including whether the deliverables specified in a multiple-deliverable arrangement should be treated as separate units of accounting. Other significant judgments include determining whether IBM or a reseller is acting as the principal in a transaction and whether separate contracts are considered part of one arrangement.

Revenue recognition is also impacted by the company’s ability to estimate sales incentives, expected returns and collectibility. The company considers various factors, including a review of specific transactions, the creditworthiness of the customers, historical experience and market and economic conditions when calculating these provisions and allowances. Evaluations are conducted each quarter to assess the adequacy of the estimates. If these estimates were changed by 10 percent in 2014, net income would have been impacted by $78 million (excluding Global Financing receivables).

Costs to Complete Service Contracts

The company enters into numerous service contracts through its Global Services business. During the contractual period, revenue, cost and profits may be impacted by estimates of the ultimate profitability of each contract, especially contracts for which the company uses the percentage-of-completion (POC) method of accounting. If at any time these estimates indicate the POC contract will be unprofitable, the entire estimated loss for the remainder of the contract is recorded immediately in cost. The company performs ongoing profitability analyses of its POC-based services contracts in order to determine whether the latest estimates require updating. Key factors reviewed by the company to estimate the future costs to complete each contract are future labor costs, future product costs and expected productivity efficiencies. Contract loss provisions recorded as a component of other accrued expenses and liabilities were approximately $13 million and $41 million at December 31, 2014 and 2013, respectively.

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

To the extent that the provision for income taxes increases/ decreases by 1 percent of income from continuing operations before income taxes, consolidated net income would have decreased/improved by $200 million in 2014.

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

The company assesses qualitative factors in each of its reporting units that carry goodwill including relevant events and circumstances that affect the fair value of reporting units. Examples include, but are not limited to, macroeconomic, industry and market conditions; as well as other individual factors such as:

•        A loss of key personnel;

•        A significant adverse shift in the operating environment of the reporting unit such as unanticipated competition;

•        A significant pending litigation;

•        A more likely than not expectation that a reporting unit or a significant portion of a reporting unit will be sold or otherwise disposed of; and

•        An adverse action or assessment by a regulator.

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

Loss Contingencies

The company is currently involved in various claims and legal proceedings. At least quarterly, the company reviews the status of each significant matter and assesses its potential financial exposure. If the potential loss from any claim or legal proceeding is considered probable and the amount can be reasonably estimated, the company accrues a liability for the estimated loss. Significant judgment is required in both the determination of probability and the determination as to whether an exposure is reasonably estimable. Because of uncertainties related to these matters, accruals are based only on the best information available at the time. As additional information becomes available, the company reassesses the potential liability related to its pending claims and litigation, and may revise its estimates. These revisions in the estimates of the potential liabilities could have a material impact on the company’s results of operations and financial position.

Global Financing Receivables Allowance for Credit Losses

The Global Financing business reviews its financing receivables portfolio at least quarterly in order to assess collectibility. A description of the methods used by management to estimate the amount of uncollectible receivables is included in note A, “Significant Accounting Policies,” on page 95. Factors that could result in actual receivable losses that are materially different from the estimated reserve include sharp changes in the economy, or a significant change in the economic health of a particular client that represents a concentration in Global Financing’s receivables portfolio.

To the extent that actual collectibility differs from management’s estimates currently provided for by 10 percent, Global Financing’s segment pre-tax income and the company’s income from continuing operations before income taxes would be higher or lower by an estimated $58 million (using 2014 data), depending upon whether the actual collectibility was better or worse, respectively, than the estimates.

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

To the extent that actual residual value recovery is lower than management’s estimates by 10 percent, Global Financing’s segment pre-tax income and the company’s income from continuing operations before income taxes for 2014 would have been lower by an estimated $84 million. If the actual residual value recovery is higher than management’s estimates, the increase in income will be realized at the end of lease when the equipment is remarketed.

Currency Rate Fluctuations

Changes in the relative values of non-U.S. currencies to the U.S. dollar affect the company’s financial results and financial position. At December 31, 2014, currency changes resulted in assets and liabilities denominated in local currencies being translated into fewer dollars than at year-end 2013. The company uses financial hedging instruments to limit specific currency risks related to financing transactions and other foreign currency-based transactions. Further discussion of currency and hedging appears in note D, “Financial Instruments-Derivative Financial Instruments,” on pages 105 through 109.

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

The company translates revenue, cost and expense in its non-U.S. operations at current exchange rates in the reported period. References to “adjusted for currency” or “constant currency” reflect adjustments based upon a simple constant currency math-ematical translation of local currency results using the comparable prior period’s currency conversion rate. However, this constant currency methodology that the company utilizes to disclose this information does not incorporate any operational actions that management may take in reaction to fluctuating currency rates. Currency movements impacted the company’s year-to-year revenue and earnings per share growth in 2014. Based on the currency rate movements in 2014, total revenue decreased 5.7 percent as reported and 4.0 percent at constant currency versus 2013. On an income from continuing operations before income taxes basis, these translation impacts offset by the net impact of hedging activities resulted in a theoretical maximum (assuming no pricing or sourcing actions) decrease of approximately $300 million in 2014. The same mathematical exercise resulted in a decrease of approximately $400 million in 2013. The company views these amounts as a theoretical maximum impact to its as-reported financial results. Considering the operational responses mentioned above, movements of exchange rates, and the nature and timing of hedging instruments, it is difficult to predict future currency impacts on any particular period, but the company believes it could be substantially less than the theoretical maximum given the competitive pressure in the marketplace.

For non-U.S. subsidiaries and branches that operate in U.S. dollars or whose economic environment is highly inflationary, translation adjustments are reflected in results of operations. Generally, the company manages currency risk in these entities by linking prices and contracts to U.S. dollars.

The company continues to monitor the economic conditions in Venezuela. In March 2013, the Venezuelan government created a new foreign exchange mechanism called the “Complimentary System of Foreign Currency Acquirement” (or the “SICAD 1”). This system operates similar to an auction system and allows entities in specific sectors to bid for U.S. dollars to be used for specific import transactions. In December 2013, the Venezuelan government published the SICAD 1 rate implied by the transactions settled in these auctions, and issued Exchange Agreement No. 24 which clarified the use of the SICAD 1 mechanism. In January 2014, the government issued Exchange Agreement No. 25, and significantly expanded the transactions that qualify for use of SICAD 1 and stated that a new agency called the National Center of Foreign Commerce (CENCOEX) would assume the role of CADIVI, which historically controlled the sale and purchase of foreign currency in Venezuela. In February 2014, the Venezuelan government signed into law a plan to open a new exchange control mechanism (“SICAD 2”), and indicated that the official rate of 6.3 BsF per USD would increasingly be reserved for the settlement of USD denominated obligations related to purchases of “essential goods and services.” In March 2014, the Venezuelan government published operating rules for SICAD 2 in Exchange Agreement No. 27. SICAD 2 began operating on March 24, 2014. In March 2014, the company adopted the SICAD 1 rate of 10.7 BsF per USD. In the first quarter of 2014, the company recorded a pre-tax loss of $31 million as a result of the devaluation in Other (income) and expense in the Consolidated Statement of Earnings. At December 31, 2014, the company’s net asset position in Venezuela was $42 million. The company’s operations in Venezuela comprised less than 1 percent of total 2014, 2013 and 2012 revenue, respectively. In February 2015, the Venezuelan government created a new foreign exchange platform, the Marginal Currency System, or SIMADI. The company will monitor transactions from this new system going-forward in 2015.

In January 2014, the Argentinian government devalued its currency from 6 pesos to the U.S. dollar to 8 pesos to the U.S. dollar. This devaluation did not have a material impact given the size of the company’s operations in Argentina (less than 1 percent of total 2014 revenue).

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

The company’s debt, in support of the Global Financing business and the geographic breadth of the company’s operations, contains an element of market risk from changes in interest and currency rates. The company manages this risk, in part, through the use of a variety of financial instruments including derivatives, as described in note D, “Financial Instruments—Derivative Financial Instruments,” on pages 105 through 109.

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

To perform the sensitivity analysis, the company assesses the risk of loss in fair values from the effect of hypothetical changes in interest rates and foreign currency exchange rates on market-sensitive instruments. The market values for interest and foreign currency exchange risk are computed based on the present value of future cash flows as affected by the changes in rates that are attributable to the market risk being measured. The discount rates used for the present value computations were selected based on market interest and foreign currency exchange rates in effect at December 31, 2014 and 2013. The differences in this comparison are the hypothetical gains or losses associated with each type of risk.

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

The results of the sensitivity analysis at December 31, 2014 and 2013, are as follows:

Interest Rate Risk

At December 31, 2014, a 10 percent decrease in the levels of interest rates with all other variables held constant would result in a decrease in the fair value of the company’s financial instruments of $123 million as compared with a decrease of $322 million at December 31, 2013. A 10 percent increase in the levels of interest rates with all other variables held constant would result in an increase in the fair value of the company’s financial instruments of $119 million as compared to an increase of $300 million at December 31, 2013. Changes in the relative sensitivity of the fair value of the company’s financial instrument portfolio for these theoretical changes in the level of interest rates are primarily driven by changes in the company’s debt maturities, interest rate profile and amount.

Foreign Currency Exchange Rate Risk

At December 31, 2014, a 10 percent weaker U.S. dollar against foreign currencies, with all other variables held constant, would result in an increase in the fair value of the company’s financial instruments of $872 million as compared with an increase of $1,340 million at December 31, 2013. Conversely, a 10 percent stronger U.S. dollar against foreign currencies, with all other variables held constant, would result in a decrease in the fair value of the company’s financial instruments of $872 million compared with a decrease of $1,340 million at December 31, 2013. The change in impact from 2013 to 2014 was comprised of: a decrease in assets ($123 million), an increase in debt ($362 million) and an increase in derivatives ($230 million).

Financing Risks

See the “Description of Business” on page 31 for a discussion of the financing risks associated with the Global Financing business and management’s actions to mitigate such risks.

Cybersecurity

The company’s approach on cybersecurity leverages its ability to adapt to a changing environment, as well as the depth and breadth of its global capabilities, both in terms of its offerings to clients and its internal approaches to risk management. The company has commercial solutions that deliver identity and access management, data security, application security, network security and endpoint security. IBM’s solutions include a security intelligence dashboard that can collect information on customer IT security events and provide detailed information to customers about potential threats and security posture. The company’s services businesses offer professional solutions for security from assessment to deployment. In addition, the company offers managed and outsourced security solutions from multiple security operations centers around the world. Finally, security is embeded in a multitude of IBM offerings through secure engineering processes and by critical functions (encryption, access control, etc.) in servers, storage, software, services and other solutions.

From an enterprise perspective, IBM implements a multi-faceted risk-management approach to identify and address cybersecurity risks. The company has established policies and procedures that provide the foundation by which IBM’s infrastructure and data are managed. IBM performs ongoing assessments regarding its technical controls and its methods for identifying emerging risks related to cybersecurity. The company uses a layered approach with overlapping controls to defend against cybersecurity attacks on networks, end-user devices, datacenters and applications. The company also has a global incident response process to respond to cybersecurity threats. In addition, the company utilizes a combination of online training, educational tools, and other awareness initiatives to foster a culture of security awareness and responsibility among its workforce.

Employees and Related Workforce

					Yr.-to-Yr. Percent Change
For the year ended December 31:	2014		2013	2012	2014-13	2013-12
IBM/wholly owned subsidiaries	379,592	*	431,212	434,246	(12.0)%	(0.7)%
Less-than-wholly owned subsidiaries	8,862		9,018	8,009	(1.7)	12.6
Complementary	24,321		23,555	24,740	3.3	(4.8)

* Reflects reduction of approximately 35,000 resources due to divestitures.

As a globally integrated enterprise, the company operates in more than 175 countries and is continuing to shift its business to the higher value segments of enterprise IT. The decrease in total resources from 2013 to 2014 was primarily due to divestitures in 2014, which drove a reduction of approximately 38,000 resources. The company continues to remix its skills and resource needs to match the best opportunities in the marketplace.

The complementary workforce is an approximation of equivalent full-time employees hired under temporary, part-time and limited- term employment arrangements to meet specific business needs in a flexible and cost-effective manner.

GLOBAL FINANCING

Global Financing is a reportable segment that is measured as a stand-alone entity.

In 2014, the Global Financing business remained focused on its core competencies—providing IT financing to the company’s clients and business partners. For the year, Global Financing delivered external revenue of $2,034 million and total revenue of $4,522 million, and expanded gross margin. Total pre-tax income of $2,189 million increased 0.8 percent compared to 2013 and return on equity was 36.8 percent.

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

Results of Operations

($ in millions)

For the year ended December 31:	2014	2013	2012
External revenue	$2,034	$2,022	$2,013
Internal revenue	2,488	2,282	2,060
Total revenue	4,522	4,304	4,073
Cost	1,428	1,417	1,400
Gross profit	$3,094	$2,888	$2,673
Gross profit margin	68.4%	67.1%	65.6%
Pre-tax income	$2,189	$2,171	$2,034
After-tax income*	$1,462	$1,456	$1,362
Return on equity*	36.8%	40.6%	41.0%

* See page 77 for the details of the after-tax income and return on equity calculation.

Total revenue in 2014 increased $218 million versus 2013 as a result of:

•        An increase in internal revenue of 9.0 percent driven by an increase in used equipment sales revenue (up 11.1 percent to $2,080 million); partially offset by a decrease in financing revenue (down 0.7 percent to $408 million); and

•        An increase in external revenue of 0.6 percent (up 3 percent adjusted for currency) driven by an increase in financing revenue (up 3.4 percent to $1,543 million), partially offset by a decrease in used equipment sales revenue (down 7.2 percent to $491 million).

The decrease in internal financing revenue was primarily due to lower asset yields, partially offset by an increase in the average asset balance. The increase in external financing revenue was due to a higher average asset balance, partially offset by lower asset yields and a decrease in remarketing lease revenue. Global Financing gross profit increased 7.2 percent compared to 2013 due to an increase in used equipment sales gross profit, partially offset by a decrease in financing gross profit. The gross profit margin increased 1.3 points due to an increase in the equipment sales margin, partially offset by a decrease in the financing margin.

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

The decrease in internal financing revenue was primarily due to lower asset yields and a decrease in remarketing lease revenue. The increase in external financing revenue was due to a higher average asset balance, partially offset by lower asset yields and a decrease in remarketing lease revenue. Global Financing gross profit in 2013 increased 8.0 percent compared to 2012 due to an increase in used equipment sales gross profit, partially offset by a decrease in financing gross profit. The gross profit margin increased 1.5 points due to an increase in equipment sales margins, partially offset by a shift in mix toward lower margin used equipment sales.

Global Financing pre-tax income increased 0.8 percent in 2014 versus 2013, following an increase of 6.8 percent in 2013 versus 2012. The increase in 2014 was driven by the increase in gross profit ($207 million), partially offset by increases in financing receivables provisions ($155 million) and SG&A expenses ($32 million). The increase in 2013 was driven by the increase in gross profit ($215 million), partially offset by increases in financing receivables provisions ($60 million) and SG&A expenses ($20 million). The increase in financing receivable provisions in 2014 was due to higher specific reserve requirements, primarily in China and Latin America. At December 31, 2014, the overall allowance for credit losses coverage rate was 1.9 percent, an increase of 70 basis points year over year.

The decreases in return on equity from 2013 to 2014 and 2012 to 2013 were driven by higher average equity balances.

Financial Condition

Balance Sheet

($ in millions)

At December 31:	2014	2013
Cash and cash equivalents	$1,538	$1,446
Net investment in sales-type and direct financing leases	8,263	9,739
Equipment under operating leases:
External clients (a)	774	947
Client loans	14,290	14,297
Total client financing assets	23,327	24,982
Commercial financing receivables	8,424	8,541
Intercompany financing receivables (b)(c)	4,611	4,216
Other receivables	368	352
Other assets	577	601
Total assets	$38,845	$40,138
Intercompany payables (b)	$3,631	$5,766
Debt (d)	29,103	27,504
Other liabilities	2,094	3,043
Total liabilities	34,828	36,314
Total equity	4,017	3,825
Total liabilities and equity	$38,845	$40,138

(a)         Includes intercompany markup, priced on an arm’s-length basis, on products purchased from the company’s product divisions, which is eliminated in IBM’s consolidated results.

(b)         Entire amount eliminated for purposes of IBM’s consolidated results and therefore does not appear on page 86.

(c)          These assets, along with all other financing assets in this table, are leveraged at the value in the table using Global Financing debt.

(d)         Global Financing debt is comprised of intercompany loans and external debt. A portion of Global Financing debt is in support of the company’s internal business, or related to intercompany markup embedded in the Global Financing assets.

Sources and Uses of Funds

The primary use of funds in Global Financing is to originate client and commercial financing assets. Client financing assets for end users consist of IBM systems, software and services, and OEM equipment, software and services to meet IBM clients’ total solutions requirements. Client financing assets are primarily sales-type, direct financing and operating leases for systems products, as well as loans for systems, software and services with terms up to seven years. Global Financing’s client loans are primarily for software and services, and are unsecured. These loans are subjected to credit analysis to evaluate the associated risk and, when deemed necessary, actions are taken to mitigate risks in the loan agreements which include covenants to protect against credit deterioration during the life of the obligation.

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

At December 31, 2014, substantially all financing assets were IT related assets, and approximately 59 percent of the total external portfolio was with investment grade clients with no direct exposure to consumers.

Originations

The following are total financing originations:

($ in millions)

For the year ended December 31:	2014	2013	2012
Client financing	$15,099	$15,792	$16,277
Commercial financing	43,664	41,027	36,944
Total	$58,762	$56,819	$53,222

In 2014, cash collection of commercial financing and client financing assets exceeded new financing originations. This resulted in a net decline in total financing assets from December 2013. The increase in originations in 2014 versus 2013, and in 2013 versus 2012, was due to improving volumes in commercial financing. Internal loan financing with Global Services is executed under a loan facility and is not considered originations.

Cash generated by Global Financing in 2014 was deployed to pay intercompany payables and dividends to IBM as well as business partners and OEM suppliers. Intercompany payables declined in 2014 due to lower IBM volumes and shorter settlement terms, which are in line with external suppliers.

Global Financing Receivables and Allowances

The following table presents external financing receivables excluding residual values, and the allowance for credit losses:

($ in millions)

At December 31:	2014	2013
Gross financing receivables	$31,007	$32,319
Specific allowance for credit losses	484	279
Unallocated allowance for credit losses	96	113
Total allowance for credit losses	580	392
Net financing receivables	$30,427	$31,928
Allowance for credit losses coverage	1.9%	1.2%

Roll Forward of Global Financing Receivables Allowance for Credit Losses

($ in millions)

	Allowance	Additions/		December 31,
January 1, 2014	Used*	(Reductions)	Other**	2014
$392	$(26)	$240	$(25)	$580

* Represents reserved receivables, net of recoveries, that were written off during the period.

** Primarily represents translation adjustments.

The percentage of Global Financing receivables reserved was 1.9 percent at December 31, 2014, and 1.2 percent at December 31, 2013. Specific reserves increased 74 percent from $279 million at December 31, 2013, to $484 million at December 31, 2014. Unallocated reserves decreased 15 percent from $113 million at December 31, 2013, to $96 million at December 31, 2014, primarily due to the decrease in gross financing receivables and a shift in gross financing receivables reserves from general to specific coverage.

Global Financing’s bad debt expense was an increase of $240 million for 2014, compared to an increase of $85 million for 2013. The year-to-year increase in bad debt expense was due to higher specific reserve requirements, primarily in China and Latin America, in the current year.

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

Global Financing optimizes the recovery of residual values by selling assets sourced from lease returns, leasing used equipment to new clients, or extending lease arrangements with current clients. Sales of equipment include equipment returned off of a lease, surplus internal equipment, or used equipment purchased externally. These sales represented 56.9 percent and 55.8 percent of Global Financing’s revenue in 2014 and 2013, respectively. The gross profit margins on these sales were 64.9 percent and 58.3 percent in 2014 and 2013, respectively. The increase in the gross profit margin was driven by a margin increase in internal equipment sales and a shift in mix toward higher margin internal equipment sales.

The table below presents the recorded amount of unguaranteed residual value for sales-type, direct financing and operating leases at December 31, 2014 and 2013. In addition, the table presents the residual value as a percentage of the related original amount financed and a run out of when the unguaranteed residual value assigned to equipment on leases at December 31, 2014 is expected to be returned to the company. In addition to the unguaranteed residual value, on a limited basis, Global Financing will obtain guarantees of the future value of the equipment to be returned at end of lease. While primarily focused on IBM products, guarantees are also obtained for certain OEM products. These third-party guarantees are included in minimum lease payments as provided for by accounting standards in the determination of lease classifications for the covered equipment and provide protection against risk of loss arising from declines in equipment values for these assets.

The residual value guarantee increases the minimum lease payments that are utilized in determining the classification of a lease as a sales-type lease, direct financing lease or operating lease. The aggregate asset values associated with the guarantees of sales-type leases were $503 million and $479 million for the financing transactions originated during the years ended December 31, 2014 and 2013, respectively. In 2014, the residual value guarantee program resulted in the company recognizing approximately $378 million of revenue that would otherwise have recognized in future periods as operating lease revenue. If the company had chosen to not participate in a residual value guarantee program in 2014 and prior years, the 2014 impact would be substantially mitigated by the effect of prior year asset values being recognized as operating lease revenue in the current year. The aggregate asset values associated with the guarantees of direct financing leases were $204 million and $218 million for the financing transactions originated during the years ended December 31, 2014 and 2013, respectively. The associated aggregate guaranteed future values at the scheduled end of lease were $25 million and $29 million for the financing transactions originated during the years ended December 31, 2014 and 2013, respectively. The cost of guarantees was $2 million and $3 million for the years ended December 31, 2014 and 2013, respectively.

Unguaranteed Residual Value

($ in millions)

	Total		Estimated Run Out of 2014 Balance
						2018 and
At December 31:	2013	2014	2015	2016	2017	Beyond
Sales-type and direct financing leases	$736	$671	$122	$187	$224	$138
Operating leases	200	166	56	55	40	15
Total unguaranteed residual value	$936	$837	$178	$242	$264	$153
Related original amount financed	$17,642	$15,636
Percentage	5.3%	5.4%

Debt

At December 31:	2014	2013
Debt-to-equity ratio	7.2x	7.2x

The company funds Global Financing through borrowings using a debt-to-equity ratio target of approximately 7 to 1. The debt used to fund Global Financing assets is composed of intercompany loans and external debt. The terms of the intercompany loans are set by the company to substantially match the term and currency underlying the financing receivable and are based on arm’s-length pricing.

Global Financing provides financing predominantly for the company’s external client assets, as well as for assets under contract by other IBM units. As previously stated, the company measures Global Financing as a stand-alone entity, and accordingly, interest expense relating to debt supporting Global Financing’s external client and internal business is included in the “Global Financing Results of Operations” on page 73 and in note T, “Segment Information,” on pages 145 to 150.

In the company’s Consolidated Statement of Earnings, the external debt-related interest expense supporting Global Financing’s internal financing to the company is reclassified from cost of financing to interest expense.

The following table provides additional information on total company debt. In this table, intercompany activity includes internal loans and leases at arm’s-length pricing in support of Global Services’ long-term contracts and other internal activity. The company believes these assets should be appropriately leveraged in line with the overall Global Financing business model.

($ in millions)

	December 31, 2014		December 31, 2013
Global Financing Segment		$29,103		$27,504
Debt to support external clients	$25,531		$24,471
Debt to support internal clients	3,572		3,033
Non-Global Financing Segments		11,701		12,214
Debt supporting operations	15,274		15,247
Intercompany activity	(3,572)		(3,033)
Total company debt		$40,804		$39,718

Liquidity and Capital Resources

Global Financing is a segment of the company, and therefore is supported by the company’s overall liquidity position and access to capital markets. Cash generated by Global Financing was deployed to pay dividends to the company in order to maintain an appropriate debt-to-equity ratio.

Return on Equity

($ in millions)

At December 31:	2014	2013
Numerator
Global Financing after-tax income (a)*	$1,462	$1,456
Denominator
Average Global Financing equity (b)**	$3,973	$3,585
Global Financing return on equity (a)/(b)	36.8%	40.6%

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

Management conducted an evaluation of the effectiveness of internal control over financial reporting based on the criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this evaluation, management concluded that the company’s internal control over financial reporting was effective as of December 31, 2014.

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

/s/ Virginia M. Rometty
Virginia M. Rometty
Chairman, President and Chief Executive Officer
February 24, 2015

/s/ Martin J. Schroeter
Martin J. Schroeter
Senior Vice President and Chief Financial Officer
February 24, 2015

Report of Independent Registered Public Accounting Firm

International Business Machines Corporation and Subsidiary Companies

To the Stockholders and Board of Directors of International Business Machines Corporation:

In our opinion, the accompanying Consolidated Financial Statements appearing on pages 80 through 150 present fairly, in all material respects, the financial position of International Business Machines Corporation and its subsidiaries at December 31, 2014 and 2013 and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2014 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2014, based on criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting appearing on page 78. Our responsibility is to express opinions on these financial statements and on the Company’s internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

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

/s/ PricewaterhouseCoopers LLP
PricewaterhouseCoopers LLP
New York, New York
February 24, 2015

Consolidated Statement of Earnings

International Business Machines Corporation and Subsidiary Companies

($ in millions except per share amounts)

For the year ended December 31:	Notes	2014	2013*	2012*
Revenue
Services		$55,673	$57,655	$59,453
Sales		35,063	38,666	41,381
Financing		2,057	2,047	2,040
Total revenue	T	92,793	98,367	102,874
Cost
Services		36,034	37,564	39,166
Sales		9,312	11,009	12,260
Financing		1,040	1,110	1,087
Total cost		46,386	49,683	52,513
Gross profit		46,407	48,684	50,361
Expense and other (income)
Selling, general and administrative		23,180	23,451	23,463
Research, development and engineering	O	5,437	5,743	5,816
Intellectual property and custom development income		(742)	(822)	(1,074)
Other (income) and expense		(1,938)	(333)	(843)
Interest expense	D&J	484	402	459
Total expense and other (income)		26,421	28,440	27,821
Income from continuing operations before income taxes		19,986	20,244	22,540
Provision for income taxes	N	4,234	3,363	5,541
Income from continuing operations		15,751	16,881	16,999
Loss from discontinued operations, net of tax	C	(3,729)	(398)	(395)
Net income		$12,022	$16,483	$16,604
Earnings/(loss) per share of common stock
Assuming dilution
Continuing operations	P	$15.59	$15.30	$14.71
Discontinued operations	P	(3.69)	(0.36)	(0.34)
Total	P	$11.90	$14.94	$14.37
Basic
Continuing operations	P	$15.68	$15.42	$14.88
Discontinued operations	P	(3.71)	(0.36)	(0.35)
Total	P	$11.97	$15.06	$14.53
Weighted-average number of common shares outstanding
Assuming dilution		1,010,000,480	1,103,042,156	1,155,449,317
Basic		1,004,272,584	1,094,486,604	1,142,508,521

* Reclassified to reflect discontinued operations presentation.

Amounts may not add due to rounding.

The accompanying notes on pages 86 through 150 are an integral part of the financial statements.

Consolidated Statement of Comprehensive Income

International Business Machines Corporation and Subsidiary Companies

($ in millions)

For the year ended December 31:	Notes	2014	2013	2012
Net income		$12,022	$16,483	$16,604
Other comprehensive income/(loss), before tax
Foreign currency translation adjustments	L	(1,636)	(1,335)	(44)
Net changes related to available-for-sale securities	L
Unrealized gains/(losses) arising during the period		(29)	(4)	8
Reclassification of (gains)/losses to net income		5	(8)	(42)
Subsequent changes in previously impaired securities arising during the period		0	4	20
Total net changes related to available-for-sale securities		(24)	(8)	(14)
Unrealized gains/(losses) on cash flow hedges	L
Unrealized gains/(losses) arising during the period		958	43	32
Reclassification of (gains)/losses to net income		(97)	(166)	(253)
Total unrealized gains/(losses) on cash flow hedges		861	(123)	(220)
Retirement-related benefit plans	L
Prior service costs/(credits)		1	16	—
Net (losses)/gains arising during the period		(9,799)	5,369	(7,489)
Curtailments and settlements		24	(3)	(2)
Amortization of prior service (credits)/costs		(114)	(114)	(148)
Amortization of net (gains)/losses		2,531	3,499	2,457
Total retirement-related benefit plans		(7,357)	8,767	(5,182)
Other comprehensive income/(loss), before tax	L	(8,156)	7,301	(5,460)
Income tax (expense)/benefit related to items of other comprehensive income	L	1,883	(3,144)	1,587
Other comprehensive income/(loss)	L	(6,274)	4,157	(3,874)
Total comprehensive income		$5,748	$20,641	$12,731

Amounts may not add due to rounding.

The accompanying notes on pages 86 through 150 are an integral part of the financial statements.

Consolidated Statement of Financial Position

International Business Machines Corporation and Subsidiary Companies

($ in millions except per share amounts)

At December 31:	Notes	2014	2013
Assets
Current assets
Cash and cash equivalents		$8,476	$10,716
Marketable securities	D	0	350
Notes and accounts receivable—trade (net of allowances of $336 in 2014 and $291 in 2013)		9,090	10,465
Short-term financing receivables (net of allowances of $452 in 2014 and $308 in 2013)	F	19,835	19,787
Other accounts receivable (net of allowances of $40 in 2014 and $36 in 2013)		2,906	1,584
Inventories	E	2,103	2,310
Deferred taxes	N	2,044	1,651
Prepaid expenses and other current assets		4,967	4,488
Total current assets		49,422	51,350
Property, plant and equipment	G	39,034	40,475
Less: Accumulated depreciation	G	28,263	26,654
Property, plant and equipment—net	G	10,771	13,821
Long-term financing receivables (net of allowances of $126 in 2014 and $80 in 2013)	F	11,109	12,755
Prepaid pension assets	S	2,160	5,551
Deferred taxes	N	4,808	3,051
Goodwill	I	30,556	31,184
Intangible assets—net	I	3,104	3,871
Investments and sundry assets	H	5,603	4,639
Total assets		$117,532	$126,223
Liabilities and equity
Current liabilities
Taxes	N	$5,084	$4,633
Short-term debt	D&J	5,731	6,862
Accounts payable		6,864	7,461
Compensation and benefits		4,031	3,893
Deferred income		11,877	12,557
Other accrued expenses and liabilities		6,013	4,748
Total current liabilities		39,600	40,154
Long-term debt	D&J	35,073	32,856
Retirement and nonpension postretirement benefit obligations	S	18,261	16,242
Deferred income		3,691	4,108
Other liabilities	K	8,892	9,934
Total liabilities		105,518	103,294
Contingencies and commitments	M
Equity	L
IBM stockholders’ equity
Common stock, par value $.20 per share, and additional paid-in capital		52,666	51,594
Shares authorized: 4,687,500,000
Shares issued (2014—2,215,209,574; 2013—2,207,522,548)
Retained earnings		137,793	130,042
Treasury stock, at cost (shares: 2014—1,224,685,815; 2013—1,153,131,611)		(150,715)	(137,242)
Accumulated other comprehensive income/(loss)		(27,875)	(21,602)
Total IBM stockholders’ equity		11,868	22,792
Noncontrolling interests	A	146	137
Total equity		12,014	22,929
Total liabilities and equity		$117,532	$126,223

Amounts may not add due to rounding.

The accompanying notes on pages 86 through 150 are an integral part of the financial statements.

Consolidated Statement of Cash Flows

International Business Machines Corporation and Subsidiary Companies

($ in millions)

For the year ended December 31:	2014	2013	2012
Cash flows from operating activities
Net income	$12,022	$16,483	$16,604
Adjustments to reconcile net income to cash provided by operating activities
Depreciation	3,145	3,327	3,392
Amortization of intangibles	1,347	1,351	1,284
Stock-based compensation	512	614	688
Deferred taxes	(237)	(1,610)	797
Net (gain)/loss on asset sales and other	(1,535)	(236)	(729)
Loss on microelectronics business disposal	3,381	—	—
Change in operating assets and liabilities, net of acquisitions/divestitures
Receivables (including financing receivables)	1,270	(1,407)	(2,230)
Retirement related	(655)	294	(1,008)
Inventories	(39)	(57)	280
Other assets/other liabilities	(1,886)	(747)	733
Accounts payable	(456)	(529)	(224)
Net cash provided by operating activities	16,868	17,485	19,586
Cash flows from investing activities
Payments for property, plant and equipment	(3,740)	(3,623)	(4,082)
Proceeds from disposition of property, plant and equipment	404	372	410
Investment in software	(443)	(517)	(635)
Purchases of marketable securities and other investments	(2,338)	(4,608)	(4,109)
Proceeds from disposition of marketable securities and other investments	2,493	4,873	3,142
Non-operating finance receivables—net	(1,078)	(1,063)	(608)
Acquisition of businesses, net of cash acquired	(656)	(3,056)	(3,722)
Divestiture of businesses, net of cash transferred	2,357	297	599
Net cash used in investing activities	(3,001)	(7,326)	(9,004)
Cash flows from financing activities
Proceeds from new debt	8,180	16,353	12,242
Payments to settle debt	(4,644)	(10,013)	(9,549)
Short-term borrowings/(repayments) less than 90 days—net	(1,753)	621	(441)
Common stock repurchases	(13,679)	(13,859)	(11,995)
Common stock transactions—other	709	1,074	1,540
Cash dividends paid	(4,265)	(4,058)	(3,773)
Net cash used in financing activities	(15,452)	(9,883)	(11,976)
Effect of exchange rate changes on cash and cash equivalents	(655)	28	(116)
Net change in cash and cash equivalents	(2,240)	304	(1,511)
Cash and cash equivalents at January 1	10,716	10,412	11,922
Cash and cash equivalents at December 31	$8,476	$10,716	$10,412
Supplemental data
Income taxes paid—net of refunds received	$5,748	$4,024	$3,169
Interest paid on debt	$1,061	$982	$1,009
Capital lease obligations	$2	$14	$10

Amounts may not add due to rounding.

The accompanying notes on pages 86 through 150 are an integral part of the financial statements.

Consolidated Statement of Changes in Equity

International Business Machines Corporation and Subsidiary Companies

($ in millions)

	Common			Accumulated
	Stock and			Other	Total IBM	Non-
	Additional	Retained	Treasury	Comprehensive	Stockholders’	Controlling	Total
	Paid-In Capital	Earnings	Stock	Income/(Loss)	Equity	Interests	Equity
2012
Equity, January 1, 2012	$48,129	$104,857	$(110,963)	$(21,885)	$20,138	$97	$20,236
Net income plus other comprehensive income/(loss)
Net income		16,604			16,604		16,604
Other comprehensive income/(loss)				(3,874)	(3,874)		(3,874)
Total comprehensive income/(loss)					$12,731		$12,731
Cash dividends paid—common stock		(3,773)			(3,773)		(3,773)
Common stock issued under employee plans (15,091,320 shares)	1,532				1,532		1,532
Purchases (2,406,007 shares) and sales (2,746,169 shares) of treasury stock under employee plans—net		(48)	(160)		(208)		(208)
Other treasury shares purchased, not retired (61,246,371 shares)			(12,008)		(12,008)		(12,008)
Changes in other equity	448				448		448
Changes in noncontrolling interests						27	27
Equity, December 31, 2012	$50,110	$117,641	$(123,131)	$(25,759)	$18,860	$124	$18,984

Amounts may not add due to rounding.

The accompanying notes on pages 86 through 150 are an integral part of the financial statements.

($ in millions)

	Common			Accumulated
	Stock and			Other	Total IBM	Non-
	Additional	Retained	Treasury	Comprehensive	Stockholders’	Controlling	Total
	Paid-In Capital	Earnings	Stock	Income/(Loss)	Equity	Interests	Equity
2013
Equity, January 1, 2013	$50,110	$117,641	$(123,131)	$(25,759)	$18,860	$124	$18,984
Net income plus other comprehensive income/(loss)
Net income		16,483			16,483		16,483
Other comprehensive income/(loss)				4,157	4,157		4,157
Total comprehensive income/(loss)					$20,641		$20,641
Cash dividends paid—common stock		(4,058)			(4,058)		(4,058)
Common stock issued under employee plans (9,961,389 shares)	1,216				1,216		1,216
Purchases (1,666,069 shares) and sales (1,849,883 shares) of treasury stock under employee plans—net		(25)	(117)		(142)		(142)
Other treasury shares purchased, not retired (73,121,942 shares)			(13,993)		(13,993)		(13,993)
Changes in other equity	268				268		268
Changes in noncontrolling interests						13	13
Equity, December 31, 2013	$51,594	$130,042	$(137,242)	$(21,602)	$22,792	$137	$22,929

Amounts may not add due to rounding.

The accompanying notes on pages 86 through 150 are an integral part of the financial statements.

($ in millions)

	Common			Accumulated
	Stock and			Other	Total IBM	Non-
	Additional	Retained	Treasury	Comprehensive	Stockholders’	Controlling	Total
	Paid-In Capital	Earnings	Stock	Income/(Loss)	Equity	Interests	Equity
2014
Equity, January 1, 2014	$51,594	$130,042	$(137,242)	$(21,602)	$22,792	$137	$22,929
Net income plus other comprehensive income/(loss)
Net income		12,022			12,022		12,022
Other comprehensive income/(loss)				(6,274)	(6,274)		(6,274)
Total comprehensive income/(loss)					$5,748		$5,748
Cash dividends paid—common stock		(4,265)			(4,265)		(4,265)
Common stock issued under employee plans (7,687,026 shares)	977				977		977
Purchases (1,313,569 shares) and sales (1,264,232 shares) of treasury stock under employee plans—net		(6)	(79)		(85)		(85)
Other treasury shares purchased, not retired (71,504,867 shares)			(13,395)		(13,395)		(13,395)
Changes in other equity	95				95		95
Changes in noncontrolling interests						8	8
Equity, December 31, 2014	$52,666	$137,793	$(150,715)	$(27,875)	$11,868	$146	$12,014

Amounts may not add due to rounding.

The accompanying notes on pages 86 through 150 are an integral part of the financial statements.

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

On October 20, 2014, the company announced a definitive agreement to divest its Microelectronics business and manufacturing operations to GLOBALFOUNDRIES. The assets and liabilities of the Microelectronics business are reported as held for sale at December 31, 2014. The operating results of the Microelectronics business have been reported as discontinued operations. Prior periods have been reclassified to conform to this presentation to allow for a meaningful comparison of continuing operations. Refer to note C, “Acquisitions/Divestitures,” for additional information on the transaction.

Noncontrolling interest amounts of $6 million, $7 million and $11 million, net of tax, for the years ended December 31, 2014, 2013 and 2012, respectively, are included in the Consolidated Statement of Earnings within the other (income) and expense line item.

Principles of Consolidation

The Consolidated Financial Statements include the accounts of IBM and its controlled subsidiaries, which are primarily majority owned. Any noncontrolling interest in the equity of a subsidiary is reported in Equity in the Consolidated Statement of Financial Position. Net income and losses attributable to the noncontrolling interest is reported as described above in the Consolidated Statement of Earnings. The accounts of variable interest entities (VIEs) are included in the Consolidated Financial Statements, if required. Investments in business entities in which the company does not have control, but has the ability to exercise significant influence over operating and financial policies, are accounted for using the equity method and the company’s proportionate share of income or loss is recorded in other (income) and expense. The accounting policy for other investments in equity securities is on page 95 within “Marketable Securities.” Equity investments in non-publicly traded entities are primarily accounted for using the cost method. All intercompany transactions and accounts have been eliminated in consolidation.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts of assets, liabilities, revenue, costs, expenses and other comprehensive income/(loss) (OCI) that are reported in the Consolidated Financial Statements and accompanying disclosures. These estimates are based on management’s best knowledge of current events, historical experience, actions that the company may undertake in the future and on various other assumptions that are believed to be reasonable under the circumstances. As a result, actual results may be different from these estimates. See “Critical Accounting Estimates” on pages 68 to 71 for a discussion of the company’s critical accounting estimates.

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

Revenue from the company’s business analytics, mobile, security, social and cloud offerings follow the specific revenue recognition policies for multiple deliverable arrangements and for each major category of revenue depending on the type of offering which can be comprised of services, hardware and/or software.

Services

The company’s primary services offerings include information technology (IT) datacenter and business process outsourcing, application management services, consulting and systems integration, technology infrastructure and system maintenance, hosting and the design and development of complex IT systems to a client’s specifications (design and build). These services are provided on a time-and-material basis, as a fixed-price contract or as a fixed-price per measure of output contract and the contract terms range from less than one year to over 10 years.

Revenue from IT datacenter and business process outsourcing contracts is recognized in the period the services are provided using either an objective measure of output or on a straight-line basis over the term of the contract. Under the output method, the amount of revenue recognized is based on the services delivered in the period.

Revenue from application management services, technology infrastructure and system maintenance and hosting contracts is recognized on a straight-line basis over the terms of the contracts. Revenue from time-and-material contracts is recognized as labor hours are delivered and direct expenses are incurred. Revenue related to extended warranty and product maintenance contracts is recognized on a straight-line basis over the delivery period.

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

In some services contracts, the company bills the client prior to recognizing revenue from performing the services. Deferred income of $6,352 million and $7,153 million at December 31, 2014 and 2013, respectively, is included in the Consolidated Statement of Financial Position. In other services contracts, the company performs the services prior to billing the client. Unbilled accounts receivable of $1,833 million and $2,053 million at December 31, 2014 and 2013, respectively, is included in notes and accounts receivable-trade in the Consolidated Statement of Financial Position.

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

Software

Revenue from perpetual (one-time charge) license software is recognized at the inception of the license term if all revenue recognition criteria have been met. Revenue from term (recurring license charge) license software is recognized on a straight-line basis over the period that the client is entitled to use the license. Revenue from post-contract support, which may include unspecified upgrades on a when-and-if-available basis, is recognized on a straight-line basis over the period such items are delivered. Revenue from software hosting or software-as-a-service arrangements is recognized as the service is delivered, generally on a straight-line basis, over the longer of the term of the arrangement or the expected period of the customer relationship. In software hosting arrangements, the rights provided to the customer (e.g., ownership of a license, contract termination provisions and the feasibility of the customer to operate the software) are considered in determining whether the arrangement includes a license. In arrangements which include a software license, the associated revenue is recognized according to whether the license is perpetual or term, subject to the guidance above.

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

Deferred services transition and setup costs were $2,230 million and $2,402 million at December 31, 2014 and 2013, respectively. Amortization of deferred services transition and setup costs was estimated at December 31, 2014 to be $738 million in 2015, $525 million in 2016, $388 million in 2017, $250 million in 2018 and $329 million thereafter.

Deferred amounts paid to clients in excess of the fair value of acquired assets used in outsourcing arrangements were $64 million and $89 million at December 31, 2014 and 2013, respectively. Amortization of deferred amounts paid to clients in excess of the fair value of acquired assets is recorded as an offset of revenue and was estimated at December 31, 2014 to be $27 million in 2015, $15 million in 2016, $7 million in 2017, $6 million in 2018 and $8 million thereafter. In situations in which an outsourcing contract is terminated, the terms of the contract may require the client to reimburse the company for the recovery of unbilled accounts receivable, unamortized deferred costs incurred to purchase specific assets utilized in the delivery of services and to pay any additional costs incurred by the company to transition the services.

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

Standard Warranty Liability

($ in millions)

	2014	2013
Balance at January 1	$376	$394
Current period accruals	240	346
Accrual adjustments to reflect experience*	(120)	22
Charges incurred	(298)	(387)
Balance at December 31	$197	$376

* Includes an adjustment of ($125 million) in 2014 related to the industry standard server divestiture.

Extended Warranty Liability (Deferred Income)

($ in millions)

	2014	2013
Balance at January 1	$579	$606
Revenue deferred for new extended warranty contracts	298	305
Amortization of deferred revenue*	(316)	(324)
Other**	(24)	(8)
Balance at December 31	$536	$579
Current portion	$254	$284
Noncurrent portion	282	295
Balance at December 31	$536	$579

* Includes an adjustment of $(21 million) in 2014 related to the industry standard server divestiture.

** Other consists primarily of foreign currency translation adjustments.

Shipping and Handling

Costs related to shipping and handling are recognized as incurred and included in cost in the Consolidated Statement of Earnings.

Expense and Other Income

Selling, General and Administrative

Selling, general and administrative (SG&A) expense is charged to income as incurred. Expenses of promoting and selling products and services are classified as selling expense and include such items as compensation, advertising, sales commissions and travel. General and administrative expense includes such items as compensation, legal costs, office supplies, non-income taxes, insurance and office rental. In addition, general and administrative expense includes other operating items such as an allowance for credit losses, workforce rebalancing charges for contractually obligated payments to employees terminated in the ongoing course of business, acquisition costs related to business combinations, amortization of certain intangible assets and environmental remediation costs.

Advertising and Promotional Expense

The company expenses advertising and promotional costs as incurred. Cooperative advertising reimbursements from vendors are recorded net of advertising and promotional expense in the period in which the related advertising and promotional expense is incurred. Advertising and promotional expense, which includes media, agency and promotional expense, was $1,307 million, $1,294 million and $1,339 million in 2014, 2013 and 2012, respectively, and is recorded in SG&A expense in the Consolidated Statement of Earnings.

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

Notes to Consolidated Financial Statements

International Business Machines Corporation and Subsidiary Companies

partners and specific clients. The company records the income from these projects when the fee is realized and earned, is not refundable and is not dependent upon the success of the project.

Other (Income) and Expense

Other (income) and expense includes interest income (other than from Global Financing external transactions), gains and losses on certain derivative instruments, gains and losses from securities and other investments, gains and losses from certain real estate transactions, foreign currency transaction gains and losses, gains and losses from the sale of businesses, other than reported as discontinued operations, and amounts related to accretion of asset retirement obligations.

Business Combinations and

Intangible Assets Including Goodwill

The company accounts for business combinations using the acquisition method and accordingly, the identifiable assets acquired, the liabilities assumed, and any noncontrolling interest in the acquiree are recorded at their acquisition date fair values. Goodwill represents the excess of the purchase price over the fair value of net assets, including the amount assigned to identifiable intangible assets. The primary drivers that generate goodwill are the value of synergies between the acquired entities and the company and the acquired assembled workforce, neither of which qualifies as a separately identifiable intangible asset. Goodwill recorded in an acquisition is assigned to applicable reporting units based on expected revenues. Identifiable intangible assets with finite lives are amortized over their useful lives. Amortization of completed technology is recorded in Cost, and amortization of all other intangible assets is recorded in SG&A expense. Acquisition-related costs, including advisory, legal, accounting, valuation and other costs, are expensed in the periods in which the costs are incurred. The results of operations of acquired businesses are included in the Consolidated Financial Statements from the acquisition date.

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

Defined Benefit Pension and

Nonpension Postretirement Benefit Plans

The funded status of the company’s defined benefit pension plans and nonpension postretirement benefit plans (retirement-related benefit plans) is recognized in the Consolidated Statement of Financial Position. The funded status is measured as the difference between the fair value of plan assets and the benefit obligation at December 31, the measurement date. For defined benefit pension plans, the benefit obligation is the projected benefit obligation (PBO), which represents the actuarial present value of benefits expected to be paid upon retirement based on employee services already rendered and estimated future compensation levels. For the nonpension postretirement benefit plans, the benefit obligation is the accumulated postretirement benefit obligation (APBO), which represents the actuarial present value of postretirement

Notes to Consolidated Financial Statements

International Business Machines Corporation and Subsidiary Companies

benefits attributed to employee services already rendered. The fair value of plan assets represents the current market value of assets held in an irrevocable trust fund, held for the sole benefit of participants, which are invested by the trust fund. Overfunded plans, with the fair value of plan assets exceeding the benefit obligation, are aggregated and recorded as a prepaid pension asset equal to this excess. Underfunded plans, with the benefit obligation exceeding the fair value of plan assets, are aggregated and recorded as a retirement and nonpension postretirement benefit obligation equal to this excess.

The current portion of the retirement and nonpension postre-tirement benefit obligations represents the actuarial present value of benefits payable in the next 12 months exceeding the fair value of plan assets, measured on a plan-by-plan basis. This obligation is recorded in compensation and benefits in the Consolidated Statement of Financial Position.

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

(Gains)/losses and prior service costs/(credits) not recognized as a component of net periodic cost/(income) in the Consolidated Statement of Earnings as they arise are recognized as a component of OCI in the Consolidated Statement of Comprehensive Income. Those (gains)/losses and prior service costs/(credits) are subsequently recognized as a component of net periodic cost/ (income) pursuant to the recognition and amortization provisions of applicable accounting guidance. (Gains)/losses arise as a result of differences between actual experience and assumptions or as a result of changes in actuarial assumptions. Prior service costs/ (credits) represent the cost of benefit changes attributable to prior service granted in plan amendments.

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

Changes in the fair value of a derivative that is designated as a fair value hedge, along with offsetting changes in the fair value of the underlying hedged exposure, are recorded in earnings each period. For hedges of interest rate risk, the fair value adjustments are recorded as adjustments to interest expense and cost of financing in the Consolidated Statement of Earnings. For hedges of currency risk associated with recorded financial assets or liabilities, derivative fair value adjustments are recognized in other (income) and expense in the Consolidated Statement of Earnings. Changes in the fair value of a derivative that is designated as a cash flow hedge are recorded, net of applicable taxes, in OCI, in the Consolidated Statement of Comprehensive Income. When net income is affected by the variability of the underlying cash flow, the applicable offsetting amount of the gain or loss from the derivative that is deferred in AOCI is released to net income and reported in interest expense, Cost, SG&A expense or other (income) and expense in the Consolidated Statement of Earnings based on the nature of the underlying cash flow hedged. Effectiveness for net investment hedging derivatives is measured on a spot-to-spot basis. The effective portion of changes in the fair value of net investment hedging derivatives and other non-derivative financial instruments designated as net investment hedges are recorded as foreign currency translation adjustments in OCI. Changes in the fair value of the portion of a net investment hedging derivative excluded from the effectiveness assessment are recorded in interest expense. If the underlying hedged item in a fair value hedge ceases to exist, all changes in the fair value of the derivative are included in net income each period until the instrument matures. When the derivative transaction ceases to exist, a hedged asset or liability is no longer adjusted for changes in its fair value except as required under other relevant accounting standards. Derivatives that are not designated as hedges, as well as changes in the fair value of derivatives that do not effectively offset changes in the fair value of the underlying hedged item throughout the designated hedge period (collectively, “ineffectiveness”), are recorded in net income for each period and are primarily reported in other (income)

Notes to Consolidated Financial Statements

International Business Machines Corporation and Subsidiary Companies

and expense. When a cash flow hedging relationship is discontinued, the net gain or loss in AOCI must generally remain in AOCI until the item that was hedged affects earnings. However, when it is probable that a forecasted transaction will not occur by the end of the originally specified time period or within an additional two-month period thereafter, the net gain or loss in AOCI must be reclassified into earnings immediately. The company reports cash flows arising from derivative financial instruments designated as fair value or cash flow hedges consistent with the classification of cash flows from the underlying hedged items that these derivatives are hedging. Accordingly, the cash flows associated with derivatives designated as fair value or cash flow hedges are classified in cash flows from operating activities in the Consolidated Statement of Cash Flows. Cash flows from derivatives designated as net investment hedges and derivatives that do not qualify as hedges are reported in cash flows from investing activities in the Consolidated Statement of Cash Flows. For currency swaps designated as hedges of foreign currency denominated debt (included in the company’s debt risk management program as addressed in note D, “Financial Instruments,” on pages 105 through 109), cash flows directly associated with the settlement of the principal element of these swaps are reported in payments to settle debt in cash flows from financing activities in the Consolidated Statement of Cash Flows.

Financial Instruments

In determining the fair value of its financial instruments, the company uses a variety of methods and assumptions that are based on market conditions and risks existing at each balance sheet date. See note D, “Financial Instruments,” on pages 104 to 105 for further information. All methods of assessing fair value result in a general approximation of value, and such value may never actually be realized.

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

Accounting guidance permits the measurement of eligible financial assets, financial liabilities and firm commitments at fair value, on an instrument-by-instrument basis, that are otherwise not permitted to be accounted for at fair value under other accounting standards. This election is irrevocable. The company has not applied the fair value option to any eligible assets or liabilities.

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

Notes to Consolidated Financial Statements

International Business Machines Corporation and Subsidiary Companies

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

NOTE B.

ACCOUNTING CHANGES

New Standards to be Implemented

In May 2014, the Financial Accounting Standards Board (FASB) issued guidance on the recognition of revenue from contracts with customers. Revenue recognition will depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance also requires disclosures regarding the nature, amount, timing and uncertainty of revenue and cash flows arising from contracts with customers. The guidance permits two methods of adoption: retrospectively to each prior reporting period presented, or retrospectively with the cumulative effect of initially applying the guidance recognized at the date of initial application. The guidance is effective January 1, 2017 and early adoption is not permitted. The company is currently evaluating the impact of the new guidance and the method of adoption.

In April 2014, the FASB issued guidance that changed the criteria for reporting a discontinued operation. Only disposals of a component that represents a strategic shift that has (or will have) a major effect on an entity’s operations and financial results is a discontinued operation. The guidance also requires expanded disclosures about discontinued operations and disposals of a significant part of an entity that does not qualify for discontinued operations reporting. The guidance is effective January 1, 2015 with early adoption permitted, but only for disposals (or classifications as held for sale) that have not been reported in previously-issued financial statements. The company will adopt the new guidance on January 1, 2015. The impact to the company will be dependent on any potential transaction that is within the scope of the new guidance.

Standards Implemented

In July 2013, the FASB issued guidance regarding the presentation of an unrecognized tax benefit when a net operating loss carryforward, a similar tax loss, or a tax credit carryforward exists. Under certain circumstances, unrecognized tax benefits should be presented in the financial statements as a reduction to a deferred tax asset for a net operating loss carryforward, a similar tax loss, or a tax credit carryforward. The guidance was effective January 1, 2014. The guidance was a change in financial statement presentation only and did not have a material impact in the consolidated financial results.

Notes to Consolidated Financial Statements

International Business Machines Corporation and Subsidiary Companies

In March 2013, the FASB issued guidance on when foreign currency translation adjustments should be released to net income. When a parent entity ceases to have a controlling financial interest in a subsidiary or group of assets that is a business within a foreign entity, the parent is required to release any related cumulative translation adjustment into net income. Accordingly, the cumulative translation adjustment should be released into net income only if the sale or transfer results in the complete or substantially complete liquidation of the foreign entity in which the subsidiary or group of assets had resided. The guidance was effective January 1, 2014 and did not have a material impact in the consolidated financial results.

In February 2013, the FASB issued guidance for the recognition, measurement and disclosure of obligations resulting from joint and several liability arrangements for which the total amount of the obligation within the scope of the guidance is fixed at the reporting date. Examples include debt arrangements, other contractual obligations and settled litigation matters. The guidance requires an entity to measure such obligations as the sum of the amount that the reporting entity agreed to pay on the basis of its arrangement among its co-obligors plus additional amounts the reporting entity expects to pay on behalf of its co-obligors. The guidance was effective January 1, 2014 and did not have a material impact in the consolidated financial results.

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

2014

In 2014, the company completed six acquisitions at an aggregate cost of $608 million.

The Software segment completed acquisitions of five privately held companies: in the first quarter, Aspera, Inc. (Aspera) and Cloudant, Inc. (Cloudant); in the second quarter, Silverpop Systems, Inc. (Silverpop) and Cognea Group Pty LTD (Cognea); and in the third quarter, CrossIdeas Srl (CrossIdeas). Global Technology Services (GTS) completed one acquisition: in the third quarter, Lighthouse Security Group, LLC (Lighthouse), a privately held company.

The following table reflects the purchase price related to these acquisitions and the resulting purchase price allocations as of December 31, 2014:

2014 Acquisitions

($ in millions)

	Amortization	Total
	Life (in Years)	Acquisitions
Current assets		$56
Fixed assets/noncurrent assets		39
Intangible assets
Goodwill	N/A	442
Completed technology	5—7	68
Client relationships	7	77
Patents/trademarks	1—7	18
Total assets acquired		701
Current liabilities		(26)
Noncurrent liabilities		(67)
Total liabilities assumed		(93)
Total purchase price		$608

N/A—Not applicable

Each acquisition further complemented and enhanced the company’s portfolio of product and services offerings. Aspera’s technology helps make cloud computing faster, more predictable and more cost effective for big data transfers such as

Notes to Consolidated Financial Statements

International Business Machines Corporation and Subsidiary Companies

enterprise storage, sharing virtual images or accessing the cloud for increased computing capacity. Cloudant will extend the company’s mobile and cloud platform by enabling developers to easily and quickly create next generation mobile and Web-based applications. Silverpop is a provider of cloud-based capabilities that deliver personalized customer engagements in highly scalable environments. Cognea offers personalized artificial intelligence capabilities designed to serve as an intuitive interface between human users and data-driven information. CrossIdeas delivers next-generation identity and access governance capabilities to help mitigate access risks and segregation of duty violations. Lighthouse is a provider of cloud-enabled managed identity and access management solutions.

The overall weighted-average life of the identified amortizable intangible assets acquired is 6.8 years. These identified intangible assets will be amortized on a straight-line basis over their useful lives. Goodwill of $442 million has been assigned to the Software ($430 million) and Global Technology Services ($11 million) segments. It is expected that approximately 1 percent of the goodwill will be deductible for tax purposes. All acquisitions were for 100 percent of the acquired companies.

2013

In 2013, the company completed 10 acquisitions at an aggregate cost of $3,219 million.

SoftLayer Technologies, Inc. (SoftLayer)—On July 3, 2013, the company completed the acquisition of 100 percent of the privately held company, SoftLayer, a cloud computing infrastructure provider based in Dallas, Texas for cash consideration of $1,977 million. SoftLayer joined the company’s new cloud services unit, which combined SoftLayer with IBM SmartCloud into a global platform. Goodwill of $1,285 million has been assigned to the Global Technology Services ($1,246 million) and Software ($39 million) segments. At the acquisition date, it was expected that none of the goodwill would be deductible for tax purposes. The overall weighted-average useful life of the identified intangible assets acquired is 7.0 years.

Other Acquisitions—The Software segment completed acquisitions of eight privately held companies: in the first quarter, StoredIQ Inc. (StoredIQ) and Star Analytics, Inc. (Star Analytics); in the second quarter, UrbanCode Inc. (UrbanCode); and in the third quarter, Trusteer, Ltd. (Trusteer) and Daeja Image Systems, Ltd. (Daeja); and in the fourth quarter, Xtify, Inc. (Xtify), The Now Factory and Fiberlink Communications (Fiberlink). Systems and Technology (STG) completed one acquisition: in the third quarter, CSL International (CSL), a privately held company. All acquisitions in 2013 were for 100 percent of the acquired companies.

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

N/A—Not applicable

Notes to Consolidated Financial Statements

International Business Machines Corporation and Subsidiary Companies

In addition to SoftLayer, each acquisition further complemented and enhanced the company’s portfolio of product and services offerings. The acquisition of StoredIQ advances the company’s efforts to help clients derive value from big data. The combination of the company’s and Star Analytics’ software advances the company’s business analytics initiatives. UrbanCode automates the delivery of software, helping businesses quickly release and update mobile, social, big data and cloud applications. CSL deepens the consolidation cloud capabilities by offering simplified management of the virtualization environment. Trusteer extends the company’s data security capabilities further into the cloud, mobile and end-point security space. Daeja delivers software that helps employees across all industries, especially data intensive ones such as banking, insurance and healthcare, get faster access to critical business information, and complements the company’s big data capabilities. Xtify is a leading provider of cloud-based mobile messaging tools that help organizations improve mobile sales, drive in-store traffic and engage customers with personalized offers. The Now Factory is a provider of analytics software that helps communications service providers (CSPs) deliver better customer experiences and drive new revenue opportunities. Fiberlink is a mobile management and security company, that supports the company’s expanding vision for enterprise mobility management, which encompasses secure transactions between businesses, partners, and customers.

For the “Other Acquisitions,” the overall weighted-average life of the identified amortizable intangible assets acquired is 6.6 years. These identified intangible assets will be amortized on a straight-line basis over their useful lives. Goodwill of $961 million has been assigned to the Software ($948 million) and Systems and Technology ($13 million) segments. At the acquisition dates, it was expected that approximately 2 percent of the goodwill would be deductible for tax purposes.

2012

In 2012, the company completed 11 acquisitions at an aggregate cost of $3,964 million.

Kenexa Corporation (Kenexa)—On December 3, 2012, the company completed the acquisition of 100 percent of Kenexa, a publicly held company, for cash consideration of $1,351 million. Kenexa, a leading provider of recruiting and talent management solutions, brings a unique combination of cloud-based technology and consulting services that integrates both people and processes, providing solutions to engage a smarter, more effective workforce across their most critical business functions. Goodwill of $1,014 million was assigned to the Software ($771 million) and Global Technology Services (GTS) ($243 million) segments. As of the acquisition date, it was expected that approximately 10 percent of the goodwill would be deductible for tax purposes. The overall weighted-average useful life of the identified intangible assets acquired was 6.5 years.

Other Acquisitions—The Software segment also completed eight other acquisitions: in the first quarter, Green Hat Software Limited (Green Hat), Emptoris Inc. (Emptoris) and Worklight, Inc. (Worklight), all privately held companies, and DemandTec, Inc. (DemandTec), a publicly held company; in the second quarter, Varicent Software Inc. (Varicent), Vivisimo Inc. (Vivisimo) and Tealeaf Technology Inc. (Tealeaf), all privately held companies; and in the third quarter, Butterfly Software, Ltd. (Butterfly), a privately held company. STG completed two acquisitions: in the first quarter, Platform Computing Corporation (Platform Computing), a privately held company; and in the third quarter, Texas Memory Systems (TMS), a privately held company. All acquisitions in 2012 were for 100 percent of the acquired companies.

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

Divestitures

2014

Microelectronics—On October 20, 2014, IBM and GLOBALFOUNDRIES announced a definitive agreement in which GLOBALFOUNDRIES will acquire the company’s Microelectronics business, including existing semiconductor manufacturing assets and operations in East Fishkill, New York and Essex Junction, Vermont. The commercial OEM business to be acquired by GLOBALFOUNDRIES includes custom logic and specialty foundry, manufacturing and related operations.

The companies have also agreed to a 10 year exclusive manufacturing sourcing agreement in which GLOBALFOUNDRIES will provide server processor semiconductor technology for use in IBM Systems. The agreement provides the company with capacity and market-based pricing for current semiconductor nodes in production and progression to nodes in the future for both development and production needs. As part of the transaction agreement, the company will provide GLOBALFOUNDRIES with certain transition services, including IT, supply chain, packaging and test services and lab services. The initial term for these transition services is one to three years, with GLOBALFOUNDRIES having the ability to renew.

The transaction will be completed as soon as is practical, subject to the satisfaction of regulatory requirements, customary closing conditions and any other required approvals. The transaction is expected to close in 2015.

In the third quarter of 2014, the company recorded a pre-tax charge of $4.7 billion related to the expected sale of the Microelectronics disposal group, which was part of the Systems and Technology reportable segment. The pre-tax charge reflected the fair value less the estimated cost of selling the disposal group including an impairment to the semiconductor long-lived assets of $2.4 billion, $1.5 billion representing the cash consideration expected to be transferred to GLOBALFOUNDRIES and $0.8 billion of other related costs. The asset impairment was reflected in property, plant and equipment, net and the other estimated costs of disposal were reflected in other accrued expenses and liabilities and other liabilities in the Consolidated Statement of Financial Position at September 30, 2014. These estimates may be adjusted, and the company may incur additional charges prior to the closing of the transaction. All assets and liabilities of the business are reported as held for sale at December 31, 2014. The cash consideration is expected to be transferred over three years with $750 million transferred at the closing date. The actual net cash related to the transaction will be adjusted by the amount of the working capital due from GLOBALFOUNDRIES, estimated to be $200 million.

Reporting the related assets and liabilities initially as held for sale at September 30, 2014 was based on meeting all of the criteria for such reporting in the applicable accounting guidance. While the company met certain criteria for held for sale reporting in prior periods, it did not meet all of the criteria until September 30, 2014. In addition, at September 30, 2014, the company concluded that the Microelectronics business met the criteria for discontinued operations reporting. The disposal group constitutes a component under accounting guidance. The continuing cash inflows and outflows with the discontinued component are related to the manufacturing sourcing arrangement and the transition, packaging and test services. These cash flows are not direct cash flows as they are not significant and the company will have no significant continuing involvement.

Notes to Consolidated Financial Statements

International Business Machines Corporation and Subsidiary Companies

Summarized financial information for discontinued operations is shown below.

($ in millions)

For the year ended December 31:	2014	2013	2012
Total revenue	$1,335	$1,384	$1,633
Loss from discontinued operations, before tax	(619)	(720)	(638)
Loss on disposal, before tax	(4,726)	—	—
Total loss from discontinued operations, before income taxes	(5,346)	(720)	(638)
Provision (benefit) for income taxes	(1,617)	(322)	(243)
Loss from discontinued operations, net of tax	$(3,729)	$(398)	$(395)

The assets and liabilities at December 31, 2014 presented below are classified as held for sale.

($ in millions)

At December 31:	2014	2013
Assets:
Accounts receivable	$245	$166
Inventory	380	481
Property, plant & equipment, net	—	2,322
Other assets	92	90
Total assets	$717	$3,059
Liabilities:
Accounts payable	$177	$172
Deferred income	87	84
Other liabilities	163	20
Total liabilities	$427	$276

Industry Standard Server—On January 23, 2014, IBM and Lenovo Group Limited (Lenovo) announced a definitive agreement in which Lenovo would acquire the company’s industry standard server portfolio for an adjusted purchase price of $2.1 billion, consisting of approximately $1.8 billion in cash, with the balance in Lenovo common stock. The stock represented less than 5 percent equity ownership in Lenovo. The company would sell to Lenovo its System x, BladeCenter and Flex System blade servers and switches, x86-based Flex integrated systems, NeXtScale and iDataPlex servers and associated software, blade networking and maintenance operations.

IBM and Lenovo have entered into a strategic relationship which will include a global OEM and reseller agreement for sales of IBM’s industry-leading entry and midrange Storwize disk storage systems, tape storage systems, General Parallel File System software, SmartCloud Entry offering, and elements of IBM’s system software, including Systems Director and Platform Computing solutions. Effective with the initial closing of the transaction, Lenovo has assumed related customer service and maintenance operations. IBM will continue to provide maintenance delivery and warranty services on Lenovo’s behalf for an extended period of time. In addition, as part of the transaction agreement, the company will provide Lenovo with certain transition services, including IT and supply chain services. The initial term for these transition services ranges from less than one year to three years. Lenovo can renew certain services for an additional year.

The transaction will be completed in phases. The initial closing occurred on October 1, 2014. A subsequent closing occurred in most other countries in which there was a large business footprint on December 31, 2014. The remaining countries are expected to close in early 2015.

The company expects to recognize a total pre-tax gain on the sale of approximately $1.5 billion, which does not include associated costs related to transition and performance-based costs. Net of these charges, the pre-tax gain is approximately $1.2 billion, of which $1.1 billion was recorded in the fourth quarter of 2014. The balance of the gain is expected to be recognized in 2019 upon conclusion of the maintenance delivery agreement.

The company’s industry standard server business is reported in the Systems and Technology segment, and the associated maintenance operations are part of the Global Technology Services segment. In 2013, this combined business delivered approximately $4.6 billion of revenue and was essentially breakeven on a pre-tax income basis.

The classification of the industry standard server business as held for sale at September 30, 2014 was based on meeting all of the criteria for such classification in the applicable accounting guidance. While the company met certain criteria for held for sale classification in prior periods, it did not meet the criteria that the disposal group was available for immediate sale in its present condition until September 30, 2014. Prior to that date, the company was engaged in the regulatory review process and in the activities necessary to separate the tangible assets and prepare such assets for sale. At December 31, 2014, the assets and liabilities remaining as held for sale were immaterial.

In addition, at September 30, 2014, the company concluded that the industry standard server systems business did not meet the criteria for discontinued operations reporting. The disposal group consists of the industry standard server systems business and associated maintenance operations. The industry standard server systems business constitutes a component under accounting guidance, while the maintenance operations do not meet the definition of a component. Due to the significance of the continuing cash flows with the disposal group after the transaction closes, the company did not meet the criteria to report the industry standard server systems business as a discontinued operation.

Notes to Consolidated Financial Statements

International Business Machines Corporation and Subsidiary Companies

Others—On June 30, 2014, the company completed the divestitures of its solidDB suite of products to UNICOM Systems, Inc. and its Human Capital Management business line in France to Sopra Group.

On August 31, 2014, the company completed the divestiture of its Cognos Finance product to UNICOM Systems, Inc.

On September 30, 2014, the company completed the divestitures of its IMS Tools Suite of products to Rocket Software, Inc., its Sterling Transportation Management System to Kewill Inc., and its ILOG JViews and Elixir Visualization products to Rogue Wave Software, Inc.

On December 31, 2014, the company completed the divestiture of its Focal Point and PurifyPlus product suite to UNICOM Systems, Inc.

All of the above transactions closed in 2014 and the financial terms related to these transactions were not material. Overall, the company recorded a pre-tax gain of $132 million related to these transactions in 2014.

2013

Customer Care—On September 10, 2013, IBM and SYNNEX announced a definitive agreement in which SYNNEX would acquire the company’s worldwide customer care business process outsourcing services business for $501 million, consisting of approximately $430 million in cash, net of balance sheet adjustments, and $71 million in SYNNEX common stock, which represented less than 5 percent equity ownership in SYNNEX. As part of the transaction, SYNNEX entered into a multi-year agreement with the company, and Concentrix, SYNNEX’s outsourcing business, has become an IBM strategic business partner for global customer care business process outsourcing services.

The initial closing of the transaction was completed on January 31, 2014, with subsequent closings occuring in 2014. In the fourth quarter of 2014, the company continued to work toward resolution of the required final balance sheet adjustments. A charge in the amount of $10 million was recorded to reflect the expected resolution. For the full year of 2014, the company recorded a pre-tax gain of $202 million related to this transaction.

Others—In the first quarter of 2013, the company completed the divestiture of its Showcase Reporting product set to Help/Systems. Showcase Reporting, which was acquired by the company through the SPSS acquisition in 2009, is an enterprise-class business intelligence platform that enables customers to build and manage analytical reporting environments.

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

Financial terms of each transaction did not have a material impact in the consolidated financial results.

2012

Retail Stores—On April 17, 2012, the company announced that it had signed a definitive agreement with Toshiba TEC for the sale of its Retail Store Solutions business. As part of the transaction, the company agreed to transfer the maintenance business to Toshiba TEC within three years of the original closing of the transaction.

In the fourth quarter of 2014, the company completed the fourth phase of the transfer of the maintenance workforce to Toshiba. A subsequent wave closing is scheduled to be completed in the first quarter of 2015. The parts and inventory transfer to Toshiba will commence in the first quarter of 2015 and is expected to be completed by the third quarter of 2015. The workforce transfer and an assessment of the ongoing contractual terms of the overall transaction resulted in the recognition of an additional pre-tax gain of $6 million in the fourth quarter of 2014.

The company expects to close the final phase of the divestiture in the third quarter of 2015. Overall, the company expects to recognize a cumulative total pre-tax gain on the sale of approximately $517 million, of which $511 million has been recognized through December 31, 2014.

Notes to Consolidated Financial Statements

International Business Machines Corporation and Subsidiary Companies

NOTE D.

FINANCIAL INSTRUMENTS

Fair Value Measurements

Financial Assets and Liabilities Measured at Fair Value on a Recurring Basis

The following tables present the company’s financial assets and financial liabilities that are measured at fair value on a recurring basis at December 31, 2014 and 2013.

($ in millions)

	Level 1	Level 2	Level 3	Total
At December 31, 2014:
Assets
Cash equivalents (1)
Time deposits and certificates of deposit	$—	$3,517	$—	$3,517
Commercial paper	—	764	—	764
Money market funds	662	—	—	662
U.S. government securities	—	410	—	410
Other securities	—	6	—	6
Total	662	4,697	—	5,359	(5)
Debt securities—noncurrent(2)	1	8	—	9
Trading security investments(2)	74	—	—	74
Available-for-sale equity investments(2)	243	—	—	243
Derivative assets(3)
Interest rate contracts	—	633	—	633
Foreign exchange contracts	—	775	—	775
Equity contracts	—	24	—	24
Total	—	1,432	—	1,432	(6)
Total assets	$980	$6,138	$—	$7,118	(6)
Liabilities
Derivative liabilities(4)
Foreign exchange contracts	—	177	—	177
Equity contracts	—	19	—	19
Total liabilities	$—	$196	$—	$196	(6)

(1)         Included within cash and cash equivalents in the Consolidated Statement of Financial Position.

(2)         Included within investments and sundry assets in the Consolidated Statement of Financial Position.

(3)         The gross balances of derivative assets contained within prepaid expenses and other current assets, and investments and sundry assets in the Consolidated Statement of Financial Position at December 31, 2014 were $751 million and $681 million, respectively.

(4)         The gross balances of derivative liabilities contained within other accrued expenses and liabilities, and other liabilities in the Consolidated Statement of Financial Position at December 31, 2014 were $165 million and $31 million, respectively.

(5)         Available-for-sale securities with carrying values that approximate fair value.

(6)         If derivative exposures covered by a qualifying master netting agreement had been netted in the Consolidated Statement of Financial Position, the total derivative asset and liability positions would have been reduced by $97 million each.

Notes to Consolidated Financial Statements

International Business Machines Corporation and Subsidiary Companies

($ in millions)

	Level 1	Level 2	Level 3	Total
At December 31, 2013:
Assets
Cash equivalents (1)
Time deposits and certificates of deposit	$—	$4,754	$—	$4,754
Commercial paper	—	1,507	—	1,507
Money market funds	1,728	—	—	1,728
Other securities	—	8	—	8
Total	1,728	6,269	—	7,997	(6)
Debt securities—current(2)	—	350	—	350	(6)
Debt securities—noncurrent(3)	1	7	—	9
Available-for-sale equity investments(3)	18	—	—	18
Derivative assets(4)
Interest rate contracts	—	308	—	308
Foreign exchange contracts	—	375	—	375
Equity contracts	—	36	—	36
Total	—	719	—	719	(7)
Total assets	$1,747	$7,345	$—	$9,092	(7)
Liabilities
Derivative liabilities(5)
Interest rate contracts	$—	$13	$—	$13
Foreign exchange contracts	—	484	—	484
Equity contracts	—	4	—	4
Total liabilities	$—	$501	$—	$501	(7)

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

During the year ended December 31, 2014, the company transferred trading security investments valued at $74 million from Level 2 to Level 1 due to the expiration of certain regulatory restrictions. There were no transfers between Levels 1 and 2 for the year ended December 31, 2013.

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

Loans and Long-Term Receivables

Fair values are based on discounted future cash flows using current interest rates offered for similar loans to clients with similar credit ratings for the same remaining maturities. At December 31, 2014 and 2013, the difference between the carrying amount and estimated fair value for loans and long-term receivables was immaterial. If measured at fair value in the financial statements, these financial instruments would be classified as Level 3 in the fair value hierarchy.

Long-Term Debt

Fair value of publicly traded long-term debt is based on quoted market prices for the identical liability when traded as an asset in an active market. For other long-term debt for which a quoted market price is not available, an expected present value technique that uses rates currently available to the company for debt with similar terms and remaining maturities is used to estimate fair value. The carrying amount of long-term debt is $35,073 million

Notes to Consolidated Financial Statements

International Business Machines Corporation and Subsidiary Companies

and $32,856 million and the estimated fair value is $37,524 million and $34,555 million at December 31, 2014 and 2013, respectively. If measured at fair value in the financial statements, long-term debt (including the current portion) would be classified as Level 2 in the fair value hierarchy.

Debt and Marketable Equity Securities

The company’s cash equivalents and current debt securities are considered available-for-sale and recorded at fair value, which is not materially different from carrying value, in the Consolidated Statement of Financial Position.

During the first quarter of 2014, the company acquired equity securities in conjunction with the sale of the customer care business which are classified as trading securities. At December 31, 2014, unrealized gains related to trading securities of $21 million were recorded in other (income) and expense in the Consolidated Statement of Earnings.

The following tables summarize the company’s noncurrent debt and marketable equity securities which are also considered available-for-sale and recorded at fair value in the Consolidated Statement of Financial Position.

($ in millions)

		Gross	Gross
	Adjusted	Unrealized	Unrealized	Fair
At December 31, 2014:	Cost	Gains	Losses	Value
Debt securities—noncurrent(1)	$7	$3	$—	$9
Available-for-sale equity investments(1)	$272	$2	$31	$243

(1) Included within investments and sundry assets in the Consolidated Statement of Financial Position.

($ in millions)

		Gross	Gross
	Adjusted	Unrealized	Unrealized	Fair
At December 31, 2013:	Cost	Gains	Losses	Value
Debt securities—noncurrent(1)	$7	$1	$—	$9
Available-for-sale equity investments(1)	$20	$2	$4	$18

(1) Included within investments and sundry assets in the Consolidated Statement of Financial Position.

During the fourth quarter of 2014, the company acquired equity securities in conjunction with the sale of the industry standard server business which are classified as available-for-sale securities. Gross unrealized losses related to available-for-sale securities of $31 million were recorded in the Consolidated Statement of Financial Position.

Based on an evaluation of available evidence as of December 31, 2014, the company believes that unrealized losses on debt and available-for-sale equity securities are temporary and do not represent an other-than-temporary impairment.

Sales of debt and available-for-sale equity investments during the period were as follows:

($ in millions)

For the year ended December 31:	2014	2013	2012
Proceeds	$21	$41	$112
Gross realized gains (before taxes)	0	13	45
Gross realized losses (before taxes)	5	5	1

The after-tax net unrealized gains/(losses) on available-for-sale debt and equity securities that have been included in other comprehensive income/(loss) and the after-tax net (gains)/losses reclassified from accumulated other comprehensive income/(loss) to net income were as follows:

($ in millions)

For the year ended December 31:	2014	2013
Net unrealized gains/(losses) arising during the period	$(18)	$0
Net unrealized (gains)/losses reclassified to net income	3	(5)

The contractual maturities of substantially all available-for-sale debt securities are less than one year at December 31, 2014.

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

The company is also a party to collateral security arrangements with most of its major derivative counterparties. These arrangements require the company to hold or post collateral (cash or U.S. Treasury securities) when the derivative fair values exceed contractually established thresholds. Posting thresholds can be fixed or can vary based on credit default swap pricing or credit ratings received from the major credit agencies. The aggregate fair value of all derivative instruments under these collateralized arrangements that were in a liability position at December 31, 2014 and 2013 was $21 million and $216 million, respectively, for which no collateral was posted at either date. Full collateralization of these agreements would be required in the event that the company’s credit rating falls below investment grade or if its credit default swap spread exceeds 250 basis points, as applicable, pursuant to the terms of the collateral security arrangements. The aggregate fair value of derivative instruments in net asset positions as of December 31, 2014 and 2013 was $1,432 million and $719 million, respectively. This amount represents the maximum exposure to loss at the reporting date as a result of the counterparties failing to perform as contracted. This exposure was reduced by $97 million and $251 million at December 31, 2014 and 2013, respectively, of liabilities included in master netting arrangements with those counterparties. Additionally, at December 31, 2014 and 2013, this exposure was reduced by $487 million and $29 million of cash collateral, respectively, received by the company. At December 31, 2014 and 2013, the net exposure related to derivative assets recorded in the Statement of Financial Position was $817 million and $439 million, respectively. At December 31, 2014 and 2013, the net amount related to derivative liabilities recorded in the Statement of Financial Position was $99 million and $250 million, respectively.

In the Consolidated Statement of Financial Position, the company does not offset derivative assets against liabilities in master netting arrangements nor does it offset receivables or payables recognized upon payment or receipt of cash collateral against the fair values of the related derivative instruments. No amount was recognized in other receivables at December 31, 2014 and 2013 for the right to reclaim cash collateral. The amount recognized in accounts payable for the obligation to return cash collateral totaled $487 million and $29 million at December 31, 2014 and 2013, respectively. The company restricts the use of cash collateral received to rehypothecation, and therefore reports it in prepaid expenses and other current assets in the Consolidated Statement of Financial Position. No amount was rehypothecated at December 31, 2014 and 2013. At December 31, 2014 the company held $31 million in non-cash collateral in U.S. Treasury securities, and at December 31, 2013, no non-cash collateral was held.

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

Interest Rate Risk

Fixed and Variable Rate Borrowings

The company issues debt in the global capital markets, principally to fund its financing lease and loan portfolio. Access to cost-effective financing can result in interest rate mismatches with the underlying assets. To manage these mismatches and to reduce overall interest cost, the company uses interest rate swaps to convert specific fixed-rate debt issuances into variable-rate debt (i.e., fair value hedges) and to convert specific variable-rate debt issuances into fixed-rate debt (i.e., cash flow hedges). At December 31, 2014 and 2013, the total notional amount of the company’s interest rate swaps was $5.8 billion and $3.1 billion, respectively. The weighted-average remaining maturity of these instruments at December 31, 2014 and 2013 was approximately 8.7 years and 10.6 years, respectively.

Forecasted Debt Issuance

The company is exposed to interest rate volatility on future debt issuances. To manage this risk, the company may use forward-starting interest rate swaps to lock in the rate on the interest payments related to the forecasted debt issuance. These swaps are accounted for as cash flow hedges. The company did not have any derivative instruments relating to this program outstanding at December 31, 2014 and 2013.

Notes to Consolidated Financial Statements

International Business Machines Corporation and Subsidiary Companies

At December 31, 2014 and 2013, net gains of approximately $1 million (before taxes), respectively, were recorded in AOCI in connection with cash flow hedges of the company’s borrowings. Within these amounts, less than $1 million of gains, respectively, are expected to be reclassified to net income within the next 12 months, providing an offsetting economic impact against the underlying transactions.

Foreign Exchange Risk

Long-Term Investments in Foreign Subsidiaries

(Net Investment)

A large portion of the company’s foreign currency denominated debt portfolio is designated as a hedge of net investment in foreign subsidiaries to reduce the volatility in stockholders’ equity caused by changes in foreign currency exchange rates in the functional currency of major foreign subsidiaries with respect to the U.S. dollar. The company also uses cross-currency swaps and foreign exchange forward contracts for this risk management purpose. At December 31, 2014 and 2013, the total notional amount of derivative instruments designated as net investment hedges was $2.2 billion and $3.0 billion, respectively. The weighted-average remaining maturity of these instruments at December 31, 2014 and 2013 was approximately 0.2 and 0.4 years, respectively.

Anticipated Royalties and Cost Transactions

The company’s operations generate significant nonfunctional currency, third-party vendor payments and intercompany payments for royalties and goods and services among the company’s non-U.S. subsidiaries and with the parent company. In anticipation of these foreign currency cash flows and in view of the volatility of the currency markets, the company selectively employs foreign exchange forward contracts to manage its currency risk. These forward contracts are accounted for as cash flow hedges. The maximum length of time over which the company is hedging its exposure to the variability in future cash flows is four years. At December 31, 2014 and 2013, the total notional amount of forward contracts designated as cash flow hedges of forecasted royalty and cost transactions was $9.3 billion and $10.2 billion, respectively, with a weighted-average remaining maturity of 0.7 years for both periods.

At December 31, 2014 and 2013, in connection with cash flow hedges of anticipated royalties and cost transactions, the company recorded net gains of $602 million and net losses of $252 million (before taxes), respectively, in AOCI. Within these amounts $572 million of gains and $166 million of losses, respectively, are expected to be reclassified to net income within the next 12 months, providing an offsetting economic impact against the underlying anticipated transactions.

Foreign Currency Denominated Borrowings

The company is exposed to exchange rate volatility on foreign currency denominated debt. To manage this risk, the company employs cross-currency swaps to convert fixed-rate foreign currency denominated debt to fixed-rate debt denominated in the functional currency of the borrowing entity. These swaps are accounted for as cash flow hedges. The maximum length of time over which the company hedges its exposure to the variability in future cash flows is approximately seven years. At December 31, 2014, no instruments relating to this program were outstanding. At December 31, 2013, the total notional amount of cross currency swaps designated as cash flow hedges of foreign currency denominated debt was $1.2 billion.

At December 31, 2014 and 2013, in connection with cash flow hedges of foreign currency denominated borrowings, the company recorded net losses of $2 million and net losses of $9 million (before taxes) in AOCI, respectively. Within these amounts, less than $1 million and $3 million of losses, respectively, are expected to be reclassified to net income within the next 12 months, providing an offsetting economic impact against the underlying exposure.

Subsidiary Cash and Foreign Currency Asset/Liability Management

The company uses its Global Treasury Centers to manage the cash of its subsidiaries. These centers principally use currency swaps to convert cash flows in a cost-effective manner. In addition, the company uses foreign exchange forward contracts to economically hedge, on a net basis, the foreign currency exposure of a portion of the company’s nonfunctional currency assets and liabilities. The terms of these forward and swap contracts are generally less than one year. The changes in the fair values of these contracts and of the underlying hedged exposures are generally offsetting and are recorded in other (income) and expense in the Consolidated Statement of Earnings. At December 31, 2014 and 2013, the total notional amount of derivative instruments in economic hedges of foreign currency exposure was $13.1 billion and $14.7 billion, respectively.

Equity Risk Management

The company is exposed to market price changes in certain broad market indices and in the company’s own stock primarily related to certain obligations to employees. Changes in the overall value of these employee compensation obligations are recorded in SG&A expense in the Consolidated Statement of Earnings. Although not designated as accounting hedges, the company utilizes derivatives, including equity swaps and futures, to economically hedge the exposures related to its employee compensation obligations. The derivatives are linked to the total return on certain broad market indices or the total return on the company’s common stock. They are recorded at fair value with gains or losses also reported in SG&A expense in the Consolidated Statement of Earnings. At December 31, 2014 and 2013, the total notional amount of derivative instruments in economic hedges of these compensation obligations was $1.3 billion for both periods.

Notes to Consolidated Financial Statements

International Business Machines Corporation and Subsidiary Companies

Other Risks

The company may hold warrants to purchase shares of common stock in connection with various investments that are deemed derivatives because they contain net share or net cash settlement provisions. The company records the changes in the fair value of these warrants in other (income) and expense in the Consolidated Statement of Earnings. The company did not have any warrants qualifying as derivatives outstanding at December 31, 2014 and 2013.

The company is exposed to a potential loss if a client fails to pay amounts due under contractual terms. The company may utilize credit default swaps to economically hedge its credit exposures. These derivatives have terms of one year or less. The swaps are recorded at fair value with gains and losses reported in other (income) and expense in the Consolidated Statement of Earnings. The company did not have any derivative instruments relating to this program outstanding at December 31, 2014 and 2013.

The company is exposed to market volatility on certain investment securities. The company may utilize options or forwards to economically hedge its market exposure. The derivatives are recorded at fair value with gains and losses reported in other (income) and expense in the Consolidated Statement of Earnings. At December 31, 2014, the total notional amount of derivative instruments in economic hedges of investment securities was $0.1 billion. No amounts were outstanding under this program at December 31, 2013.

The following tables provide a quantitative summary of the derivative and non-derivative instrument- related risk management activity as of December 31, 2014 and 2013, as well as for the years ended December 31, 2014, 2013 and 2012, respectively.

Fair Values of Derivative Instruments in the Consolidated Statement of Financial Position

($ in millions)

	Fair Value of Derivative Assets			Fair Value of Derivative Liabilities
	Balance Sheet			Balance Sheet
At December 31:	Classification	2014	2013	Classification	2014	2013
Designated as hedging instruments:
Interest rate contracts	Prepaid expenses and other current assets	$5	$—	Other accrued expenses and liabilities	$0	$0
	Investments and sundry assets	628	308	Other liabilities	—	13
Foreign exchange contracts	Prepaid expenses and other current assets	632	187	Other accrued expenses and liabilities	50	331
	Investments and sundry assets	17	26	Other liabilities	21	112
	Fair value of derivative assets	$1,281	$522	Fair value of derivative labilities	$72	$456
Not designated as hedging instruments:
Foreign exchange contracts	Prepaid expenses and other current assets	$90	$94	Other accrued expenses and liabilities	$101	$40
	Investments and sundry assets	37	67	Other liabilities	4	1
Equity contracts	Prepaid expenses and other current assets	24	36	Other accrued expenses and liabilities	14	4
	Investments and sundry assets	0	—	Other liabilities	5	—
	Fair value of derivative assets	$151	$197	Fair value of derivative liabilities	$125	$45
Total debt designated as hedging instruments
Short-term debt		N/A	N/A		$0	$190
Long-term debt		N/A	N/A		$7,766	$6,111
Total		$1,432	$719		$7,963	$6,802

N/A—Not applicable

Notes to Consolidated Financial Statements

International Business Machines Corporation and Subsidiary Companies

The Effect of Derivative Instruments in the Consolidated Statement of Earnings

($ in millions)

	Gain/(Loss) Recognized in Earnings
	Consolidated
	Statement of	Recognized on Derivatives(1)			Attributable to Risk Being Hedged(2)
For the year ended December 31:	Earnings Line Item	2014	2013	2012	2014	2013	2012
Derivative instruments in fair value hedges(5)
Interest rate contracts	Cost of financing	$231	$(109)	$65	$(127)	$202	$59
	Interest expense	206	(74)	55	(114)	138	50
Derivative instruments not designated as hedging instruments(1)
Foreign exchange contracts	Other (income) and expense	(776)	(328)	(311)	N/A	N/A	N/A
Interest rate contracts	Other (income) and expense	34	—	—	N/A	N/A	N/A
Equity contracts	SG&A expense	51	164	110	N/A	N/A	N/A
	Other (income) and expense	(9)	—	—	N/A	N/A	N/A
Total		$(263)	$(347)	$(81)	$(241)	$340	$108

($ in millions)

	Gain/(Loss) Recognized in Earnings and Other Comprehensive Income
								Ineffectiveness and
	Effective Portion			Consolidated	Effective Portion			Amounts Excluded from
	Recognized in OCI			Statement of	Reclassified from AOCI			Effectiveness Testing(3)
For the year ended December 31:	2014	2013	2012	Earnings Line Item	2014	2013	2012	2014	2013	2012
Derivative instruments in cash flow hedges
Interest rate contracts	$—	$—	$—	Interest expense	$(1)	$—	$(6)	$—	$—	$—
Foreign exchange contracts	958	43	32	Other (income) and expense	98	162	237	(1)	0	3
				Cost of sales	(15)	(34)	7	—	—	—
				SG&A expense	15	39	16	—	—	—
Instruments in net investment hedges(4)
Foreign exchange contracts	1,136	173	(26)	Interest expense	—	—	—	0	3	11
Total	$2,095	$216	$6		$97	$167	$253	$(1)	$3	$14

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
(5)

For the year ended December 31, 2014, fair value hedges resulted in a gain of $4 million in ineffectiveness. There were no amounts recorded as ineffectiveness on fair value hedges for the year ended December 31, 2013.

N/A—Not applicable

For the 12 months ending December 31, 2014, 2013 and 2012, there were no significant gains or losses recognized in earnings representing hedge ineffectiveness or excluded from the assessment of hedge effectiveness (for fair value hedges), or associated with an underlying exposure that did not or was not expected to occur (for cash flow hedges); nor are there any anticipated in the normal course of business.

Notes to Consolidated Financial Statements

International Business Machines Corporation and Subsidiary Companies

NOTE E.

INVENTORIES

($ in millions)

At December 31:	2014	2013
Finished goods	$430	$444
Work in process and raw materials	1,674	1,866
Total	$2,103	$2,310

NOTE F.

FINANCING RECEIVABLES

The following table presents financing receivables, net of allowances for credit losses, including residual values.

($ in millions)

At December 31:	2014	2013
Current
Net investment in sales-type and direct financing leases	$3,781	$4,004
Commercial financing receivables	8,423	8,541
Client loan and installment payment receivables (loans)	7,631	7,243
Total	$19,835	$19,787
Noncurrent
Net investment in sales-type and direct financing leases	$4,449	$5,700
Client loan and installment payment receivables (loans)	6,660	7,055
Total	$11,109	$12,755

Net investment in sales-type and direct financing leases relates principally to the company’s systems products and are for terms ranging generally from two to six years. Net investment in sales-type and direct financing leases includes unguaranteed residual values of $671 million and $737 million at December 31, 2014 and 2013, respectively, and is reflected net of unearned income of $517 million and $672 million, and net of the allowance for credit losses of $165 million and $123 million at those dates, respectively. Scheduled maturities of minimum lease payments outstanding at December 31, 2014, expressed as a percentage of the total, are approximately: 2015, 49 percent; 2016, 28 percent; 2017, 16 percent; 2018, 6 percent; and 2019 and beyond, 2 percent.

Commercial financing receivables, net of allowance for credit losses of $17 million and $23 million at December 31, 2014 and 2013, respectively, relate primarily to inventory and accounts receivable financing for dealers and remarketers of IBM and OEM products. Payment terms for inventory and accounts receivable financing generally range from 30 to 90 days.

Client loan and installment payment receivables (loans), net of allowance for credit losses of $396 million and $242 million at December 31, 2014 and 2013, respectively, are loans that are provided primarily to clients to finance the purchase of hardware, software and services. Payment terms on these financing arrangements are generally for terms up to seven years.

Client loan receivables and installment payment receivables financing contracts are priced independently at competitive market rates. The company has a history of enforcing the terms of these separate financing agreements.

The company utilizes certain of its financing receivables as collateral for nonrecourse borrowings. Financing receivables pledged as collateral for borrowings were $642 million and $769 million at December 31, 2014 and 2013, respectively. These borrowings are included in note J, “Borrowings,” on pages 115 to 117.

The company did not have any financing receivables held for sale as of December 31, 2014 and 2013.

Financing Receivables by Portfolio Segment

The following tables present financing receivables on a gross basis, excluding the allowance for credit losses and residual value, by portfolio segment and by class, excluding current commercial financing receivables and other miscellaneous current financing receivables at December 31, 2014 and 2013. The company determines its allowance for credit losses based on two portfolio segments: lease receivables and loan receivables, and further segments the portfolio into two classes: major markets and growth markets.

($ in millions)

	Major	Growth
At December 31, 2014:	Markets	Markets	Total
Financing receivables
Lease receivables	$5,702	$1,943	$7,645
Loan receivables	10,049	4,639	14,687
Ending balance	$15,751	$6,581	$22,332
Collectively evaluated for impairment	$15,665	$6,156	$21,821
Individually evaluated for impairment	$86	$425	$511
Allowance for credit losses:
Beginning balance at January 1, 2014
Lease receivables	$42	$80	$123
Loan receivables	95	147	242
Total	$137	$228	$365
Write-offs	(18)	(6)	(24)
Provision	3	240	243
Other	(12)	(11)	(23)
Ending balance at December 31, 2014	$111	$450	$561
Lease receivables	$32	$133	$165
Loan receivables	$79	$317	$396
Collectively evaluated for impairment	$42	$39	$81
Individually evaluated for impairment	$69	$411	$480

Notes to Consolidated Financial Statements

International Business Machines Corporation and Subsidiary Companies

($ in millions)

	Major	Growth
At December 31, 2013:	Markets	Markets	Total
Financing receivables
Lease receivables	$6,796	$2,200	$8,996
Loan receivables	10,529	4,012	14,542
Ending balance	$17,325	$6,212	$23,537
Collectively evaluated for impairment	$17,206	$6,013	$23,219
Individually evaluated for impairment	$119	$199	$318
Allowance for credit losses:
Beginning balance at January 1, 2013
Lease receivables	$59	$55	$114
Loan receivables	121	84	204
Total	$180	$138	$318
Write-offs	(23)	(10)	(33)
Provision	(21)	105	84
Other	1	(6)	(5)
Ending balance at December 31, 2013	$137	$228	$365
Lease receivables	$42	$80	$123
Loan receivables	$95	$147	$242
Collectively evaluated for impairment	$45	$48	$93
Individually evaluated for impairment	$93	$179	$272

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

Financing Receivables on Non-Accrual Status

The following table presents the recorded investment in financing receivables which were on non-accrual status at December 31, 2014 and 2013.

($ in millions)

At December 31:	2014	2013
Major markets	$13	$25
Growth markets	40	34
Total lease receivables	$53	$59
Major markets	$27	$40
Growth markets	151	92
Total loan receivables	$178	$132
Total receivables	$231	$191

Impaired Loans

The company considers any loan with an individually evaluated reserve as an impaired loan. Depending on the level of impairment, loans will also be placed on a non-accrual status. The following tables present impaired client loan receivables at December 31, 2014 and 2013.

($ in millions)

	Recorded	Related
At December 31, 2014:	Investment	Allowance
Major markets	$54	$47
Growth markets	299	293
Total	$353	$340

($ in millions)

	Recorded	Related
At December 31, 2013:	Investment	Allowance
Major markets	$79	$67
Growth markets	122	116
Total	$201	$183

($ in millions)

			Interest
			Income
	Average	Interest	Recognized
	Recorded	Income	on Cash
For the year ended December 31, 2014:	Investment	Recognized	Basis
Major markets	$68	$0	$—
Growth markets	208	0	—
Total	$276	$0	$—

($ in millions)

			Interest
			Income
	Average	Interest	Recognized
	Recorded	Income	on Cash
For the year ended December 31, 2013:	Investment	Recognized	Basis
Major markets	$76	$0	$0
Growth markets	97	0	0
Total	$173	$0	$0

Notes to Consolidated Financial Statements

International Business Machines Corporation and Subsidiary Companies

Credit Quality Indicators

The company’s credit quality indicators, which are based on rating agency data, publicly available information and information provided by customers, are reviewed periodically based on the relative level of risk. The resulting indicators are a numerical rating system that maps to Standard & Poor’s Ratings Services credit ratings as shown below. The company uses information provided by Standard & Poor’s, where available, as one of many inputs in its determination of customer credit rating.

The tables present the gross recorded investment for each class of receivables, by credit quality indicator, at December 31, 2014 and 2013. Receivables with a credit quality indicator ranging from AAA to BBB- are considered investment grade. All others are considered non-investment grade. The credit quality indicators do not reflect mitigation actions that the company may take to transfer credit risk to third parties.

Lease Receivables

($ in millions)

	Major	Growth
At December 31, 2014:	Markets	Markets
Credit rating
AAA — AA-	$563	$46
A+ — A-	1,384	178
BBB+ — BBB-	1,704	900
BB+ — BB	1,154	272
BB- — B+	470	286
B — B-	372	176
CCC+ — D	55	85
Total	$5,702	$1,943

Loan Receivables

($ in millions)

	Major	Growth
At December 31, 2014:	Markets	Markets
Credit rating
AAA — AA-	$993	$110
A+ — A-	2,438	425
BBB+ — BBB-	3,003	2,148
BB+ — BB	2,034	649
BB- — B+	827	683
B — B-	655	420
CCC+ — D	98	203
Total	$10,049	$4,639

At December 31, 2014, the industries which made up Global Financing’s receivables portfolio consisted of: Financial (40 percent), Manufacturing (14 percent), Government (13 percent), Services (9 percent), Retail (8 percent), Communications (6 percent), Healthcare (5 percent) and Other (5 percent).

Lease Receivables

($ in millions)

	Major	Growth
At December 31, 2013:	Markets	Markets
Credit rating
AAA — AA-	$743	$68
A+ — A-	1,513	168
BBB+ — BBB-	2,111	957
BB+ — BB	1,393	350
BB- — B+	595	368
B — B-	365	214
CCC+ — D	76	74
Total	$6,796	$2,200

Loan Receivables

($ in millions)

	Major	Growth
At December 31, 2013:	Markets	Markets
Credit rating
AAA — AA-	$1,151	$125
A+ — A-	2,344	307
BBB+ — BBB-	3,271	1,745
BB+ — BB	2,158	638
BB- — B+	922	672
B — B-	565	391
CCC+ — D	118	134
Total	$10,529	$4,012

At December 31, 2013, the industries which made up Global Financing’s receivables portfolio consisted of: Financial (39 percent), Government (14 percent), Manufacturing (14 percent), Retail (8 percent), Services (8 percent), Healthcare (6 percent), Communications (6 percent) and Other (4 percent).

Notes to Consolidated Financial Statements

International Business Machines Corporation and Subsidiary Companies

Past Due Financing Receivables

($ in millions)

				Recorded
	Total		Total	Investment
	Past Due		Financing	> 90 Days
At December 31, 2014:	> 90 Days*	Current	Receivables	and Accruing
Major markets	$6	$5,696	$5,702	$6
Growth markets	32	1,911	1,943	14
Total lease receivables	$38	$7,607	$7,645	$20
Major markets	$9	$10,040	$10,049	$9
Growth markets	35	4,603	4,639	18
Total loan receivables	$44	$14,643	$14,687	$27
Total	$82	$22,250	$22,332	$47

* Does not include accounts that are fully reserved.

($ in millions)

				Recorded
	Total		Total	Investment
	Past Due		Financing	> 90 Days
At December 31, 2013:	> 90 Days*	Current	Receivables	and Accruing
Major markets	$6	$6,789	$6,796	$5
Growth markets	19	2,181	2,200	11
Total lease receivables	$25	$8,970	$8,996	$16
Major markets	$9	$10,520	$10,529	$6
Growth markets	34	3,979	4,012	18
Total loan receivables	$43	$14,499	$14,542	$25
Total	$68	$23,469	$23,537	$41

* Does not include accounts that are fully reserved.

Troubled Debt Restructurings

The company assessed all restructurings that occurred on or after January 1, 2013 and determined that there were no significant troubled debt restructurings for the years ended December 31, 2013 and 2014.

NOTE G.

PROPERTY, PLANT AND EQUIPMENT

($ in millions)

At December 31:	2014	2013
Land and land improvements	$667	$706
Buildings and building improvements	9,524	9,680
Plant, laboratory and office equipment	27,388	28,169
Plant and other property—gross	37,578	38,555
Less: Accumulated depreciation	27,500	25,576
Plant and other property—net	10,078	12,979
Rental machines	1,456	1,920
Less: Accumulated depreciation	763	1,078
Rental machines—net	693	842
Total—net	$10,771	$13,821

NOTE H.

INVESTMENTS AND SUNDRY ASSETS

($ in millions)

At December 31:	2014	2013
Deferred transition and setup costs and other deferred arrangements*	$1,527	$1,652
Derivatives—noncurrent	681	401
Alliance investments
Equity method	98	110
Non-equity method	496	200
Prepaid software	332	352
Long-term deposits	300	316
Other receivables	509	174
Employee benefit-related	356	392
Prepaid income taxes	518	305
Other assets	788	738
Total	$5,603	$4,639

*

Deferred transition and setup costs and other deferred arrangements are related to Global Services client arrangements. See note A, “Significant Accounting Policies,” on page 89 for additional information.

Notes to Consolidated Financial Statements

International Business Machines Corporation and Subsidiary Companies

NOTE I.

INTANGIBLE ASSETS INCLUDING GOODWILL

Intangible Assets

The following table details the company’s intangible asset balances by major asset class.

($ in millions)

	Gross		Net
	Carrying	Accumulated	Carrying
At December 31, 2014:	Amount	Amortization	Amount
Intangible asset class
Capitalized software	$1,375	$(679)	$696
Client relationships	2,208	(1,271)	937
Completed technology	2,831	(1,533)	1,298
In-process R&D	—	—	—
Patents/trademarks	374	(214)	161
Other*	18	(6)	12
Total	$6,806	$(3,702)	$3,104

($ in millions)

	Gross		Net
	Carrying	Accumulated	Carrying
At December 31, 2013:	Amount	Amortization	Amount
Intangible asset class
Capitalized software	$1,494	$(699)	$794
Client relationships	2,148	(977)	1,171
Completed technology	2,910	(1,224)	1,687
In-process R&D	13	—	13
Patents/trademarks	358	(154)	204
Other*	7	(5)	2
Total	$6,930	$(3,059)	$3,871

* Other intangibles are primarily acquired proprietary and nonproprietary business processes, methodologies and systems.

The net carrying amount of intangible assets decreased $768 million during the year ended December 31, 2014, primarily due to amortization, partially offset by intangible asset additions resulting from acquisitions. There was no impairment of intangible assets recorded in 2014 and 2013. The aggregate intangible amortization expense was $1,347 million and $1,351 million for the years ended December 31, 2014 and 2013, respectively. In addition, in 2014 and 2013, respectively, the company retired $724 million and $1,177 million of fully amortized intangible assets, impacting both the gross carrying amount and accumulated amortization by this amount.

The amortization expense for each of the five succeeding years relating to intangible assets currently recorded in the Consolidated Statement of Financial Position is estimated to be the following at December 31, 2014:

($ in millions)

	Capitalized	Acquired
	Software	Intangibles	Total
2015	$420	$648	$1,068
2016	211	605	816
2017	65	494	559
2018	—	349	349
2019	—	210	210

Notes to Consolidated Financial Statements

International Business Machines Corporation and Subsidiary Companies

Goodwill

The changes in the goodwill balances by reportable segment, for the years ended December 31, 2014 and 2013, are as follows:

($ in millions)

					Foreign
					Currency
	Balance		Purchase		Translation	Balance
	January 1,	Goodwill	Price		and Other	December 31,
Segment	2014	Additions	Adjustments	Divestitures	Adjustments	2014
Global Business Services	$4,334	$—	$0	$0	$(248)	$4,086
Global Technology Services	4,129	11	20	(54)	(109)	3,998
Software	21,121	430	(17)	(19)	(516)	21,000
Systems and Technology	1,601	—	—	(110)	(19)	1,472
Total	$31,184	$442	$4	$(183)	$(891)	$30,556

($ in millions)

					Foreign
					Currency
	Balance		Purchase		Translation	Balance
	January 1,	Goodwill	Price		and Other	December 31,
Segment	2013	Additions	Adjustments	Divestitures	Adjustments	2013
Global Business Services	$4,357	$—	$0	$(3)	$(21)	$4,334
Global Technology Services	2,916	1,246	17	—	(50)	4,129
Software	20,405	987	11	(4)	(279)	21,121
Systems and Technology	1,568	13	33	—	(14)	1,601
Total	$29,247	$2,246	$61	$(7)	$(363)	$31,184

Purchase price adjustments recorded in 2014 and 2013 were related to acquisitions that were completed on or prior to December 31, 2013 or December 31, 2012, respectively, and were still subject to the measurement period that ends at the earlier of 12 months from the acquisition date or when information becomes available. There were no goodwill impairment losses recorded in 2014 or 2013 and the company has no accumulated goodwill impairment losses.

NOTE J.

BORROWINGS

Short-Term Debt

($ in millions)

At December 31:	2014	2013
Commercial paper	$650	$2,458
Short-term loans	480	551
Long-term debt—current maturities	4,601	3,854
Total	$5,731	$6,862

The weighted-average interest rate for commercial paper at both December 31, 2014 and 2013 was 0.1 percent. The weighted-average interest rates for short-term loans was 4.0 percent and 5.1 percent at December 31, 2014 and 2013, respectively.

Notes to Consolidated Financial Statements

International Business Machines Corporation and Subsidiary Companies

Long-Term Debt

Pre-Swap Borrowing

($ in millions)

At December 31:	Maturities	2014	2013
U.S. dollar notes and debentures (average interest rate at December 31, 2014):
0.97%	2015 – 2016	$9,254	$6,456	**
4.73%	2017 – 2018	6,835	8,465
2.19%	2019 –2021	6,555	6,206
1.88%	2022	1,000	1,000
3.38%	2023	1,500	1,500
3.63%	2024	2,000	—
7.00%	2025	600	600
6.22%	2027	469	469
6.50%	2028	313	313
5.88%	2032	600	600
8.00%	2038	83	83
5.60%	2039	745	745
4.00%	2042	1,107	1,107
7.00%	2045	27	27
7.13%	2096	316	316
		31,404	27,887
Other currencies (average interest rate at December 31, 2014, in parentheses):
Euros (1.85%)	2015 – 2025	5,463	5,894
Pound sterling (2.75%)	2017 – 2020	1,176	1,254
Japanese yen (0.5%)	2017 – 2019	733	1,057
Swiss francs (3.8%)	2015 – 2020	162	181
Canadian (2.2%)	2017	432	471
Other (10.1%)	2015 – 2017	367	291
		39,737	37,036
Less: net unamortized discount		853	872
Add: fair value adjustment*		792	546
		39,675	36,710
Less: current maturities		4,601	3,854
Total		$35,073	$32,856

*     The portion of the company’s fixed-rate debt obligations that is hedged is reflected in the Consolidated Statement of Financial Position as an amount equal to the sum of the debt’s carrying value plus a fair value adjustment representing changes in the fair value of the hedged debt obligations attributable to movements in benchmark interest rates.

**   Includes $17 million of debt securities issued by IBM International Group Capital, LLC, an indirect 100-percent owned finance subsidiary of the company, which matured in the first half of 2014. Debt securities issued by IBM International Group Capital, LLC are fully and unconditionally guaranteed by the company.

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

Post-Swap Borrowing (Long-Term Debt, Including Current Portion)

(in millions)

	2014		2013
For the year ended December 31:	Amount	Average Rate	Amount	Average Rate
Fixed-rate debt	$27,255	3.09%	$30,123	3.07%
Floating-rate debt*	12,420	0.82%	6,587	0.87%
Total	$39,675		$36,710

* Includes $5,839 million in 2014 and $3,106 million in 2013 of notional interest rate swaps that effectively convert fixed-rate long-term debt into floating-rate debt. (See note D, “Financial Instruments,” on pages 105 through 109).

Pre-swap annual contractual maturities of long-term debt outstanding at December 31, 2014, are as follows:

($ in millions)

Total
2015	$4,600
2016	5,331
2017	5,242
2018	2,621
2019	4,069
2020 and beyond	17,874
Total	$39,737

Interest on Debt

($ in millions)

For the year ended December	2014	2013	2012
Cost of financing	$542	$587	$545
Interest expense	484	405	470
Net investment derivative activity	0	(3)	(11)
Interest capitalized	4	22	18
Total interest paid and accrued	$1.030	$1,011	$1,022

Refer to the related discussion on page 148 in note T, “Segment Information,” for total interest expense of the Global Financing segment. See note D, “Financial Instruments,” on pages 105 through 109 for a discussion of the use of currency and interest rate swaps in the company’s debt risk management program.

Lines of Credit

In 2014, the company extended the term of its five-year, $10 billion Credit Agreement (the “Credit Agreement”) by one year to November 10, 2019. The total expense recorded by the company related to this global credit facility was $5.4 million in 2014, $5.4 million in 2013 and $5.3 million in 2012. The Credit Agreement permits the company and its Subsidiary Borrowers to borrow up to $10 billion on a revolving basis. Borrowings of the Subsidiary Borrowers will be unconditionally backed by the company. The company may also, upon the agreement of either existing lenders, or of the additional banks not currently party to the Credit Agreement, increase the commitments under the Credit Agreement up to an additional $2.0 billion. Subject to certain terms of the Credit Agreement, the company and Subsidiary Borrowers may borrow, prepay and reborrow amounts under the Credit Agreement at any time during the Credit Agreement. Interest rates on borrowings under the Credit Agreement will be based on prevailing market interest rates, as further described in the Credit Agreement. The Credit Agreement contains customary representations and warranties, covenants, events of default, and indemnification provisions. The company believes that circumstances that might give rise to breach of these covenants or an event of default, as specified in the Credit Agreement, are remote. As of December 31, 2014, there were no borrowings by the company, or its subsidiaries, under the Credit Agreement.

The company also has other committed lines of credit in some of the geographies which are not significant in the aggregate. Interest rates and other terms of borrowing under these lines of credit vary from country to country, depending on local market conditions.

Notes to Consolidated Financial Statements

International Business Machines Corporation and Subsidiary Companies

NOTE K.

OTHER LIABILITIES

($ in millions)

At December 31:	2014	2013
Income tax reserves	$3,146	$3,189
Excess 401(k) Plus Plan	1,658	1,673
Disability benefits	675	699
Derivative liabilities	31	126
Special restructuring actions	431	440
Workforce reductions	469	500
Deferred taxes	288	1,741
Other taxes payable	17	186
Environmental accruals	240	231
Warranty accruals	91	171
Asset retirement obligations	136	129
Acquisition related	50	205
Divestiture related*	1,124	40
Other	536	604
Total	$8,892	$9,934

* Primarily includes accruals in 2014 related to the expected divestiture of the Microelectronics business.

In response to changing business needs, the company periodically takes workforce reduction actions to improve productivity, cost competitiveness and to rebalance skills. The noncurrent contractually obligated future payments associated with these activities are reflected in the workforce reductions caption in the previous table.

In addition, the company executed certain special restructuring-related actions prior to 2006. The previous table provides the noncurrent liabilities associated with these special actions. Current liabilities are included in other accrued expenses and liabilities in the Consolidated Statement of Financial Position and were immaterial at December 31, 2014.

The noncurrent liabilities are workforce accruals related to terminated employees who are no longer working for the company who were granted annual payments to supplement their incomes in certain countries. Depending on the individual country’s legal requirements, these required payments will continue until the former employee begins receiving pension benefits or passes away.

The company employs extensive internal environmental protection programs that primarily are preventive in nature. The company also participates in environmental assessments and cleanups at a number of locations, including operating facilities, previously owned facilities and Superfund sites. The company’s maximum exposure for all environmental liabilities cannot be estimated and no amounts have been recorded for non-ARO environmental liabilities that are not probable or estimable. The total amounts accrued for non-ARO environmental liabilities, including amounts classified as current in the Consolidated Statement of Financial Position, that do not reflect actual or anticipated insurance recoveries, were $254 million and $245 million at December 31, 2014 and 2013, respectively. Estimated environmental costs are not expected to materially affect the consolidated financial position or consolidated results of the company’s operations in future periods. However, estimates of future costs are subject to change due to protracted cleanup periods and changing environmental remediation regulations.

As of December 31, 2014, the company was unable to estimate the range of settlement dates and the related probabilities for certain asbestos remediation AROs. These conditional AROs are primarily related to the encapsulated structural fireproofing that is not subject to abatement unless the buildings are demolished and non-encapsulated asbestos that the company would remediate only if it performed major renovations of certain existing buildings. Because these conditional obligations have indeterminate settlement dates, the company could not develop a reasonable estimate of their fair values. The company will continue to assess its ability to estimate fair values at each future reporting date. The related liability will be recognized once sufficient additional information becomes available. The total amounts accrued for ARO liabilities, including amounts classified as current in the Consolidated Statement of Financial Position were $180 million and $160 million at December 31, 2014 and 2013, respectively.

NOTE L.

EQUITY ACTIVITY

The authorized capital stock of IBM consists of 4,687,500,000 shares of common stock with a $.20 per share par value, of which 990,523,759 shares were outstanding at December 31, 2014 and 150,000,000 shares of preferred stock with a $.01 per share par value, none of which were outstanding at December 31, 2014.

Stock Repurchases

The Board of Directors authorizes the company to repurchase IBM common stock. The company repurchased 71,504,867 common shares at a cost of $13,395 million, 73,121,942 common shares at a cost of $13,993 million and 61,246,371 common shares at a cost of $12,008 million in 2014, 2013 and 2012, respectively. These amounts reflect transactions executed through December 31 of each year. Actual cash disbursements for repurchased shares may differ due to varying settlement dates for these transactions. At December 31, 2014, $6,264 million of Board common stock repurchase authorization was available. The company plans to purchase shares on the open market or in private transactions from time to time, depending on market conditions.

Notes to Consolidated Financial Statements

International Business Machines Corporation and Subsidiary Companies

Other Stock Transactions

The company issued the following shares of common stock as part of its stock-based compensation plans and employees stock purchase plan: 7,687,026 shares in 2014, 9,961,389 shares in 2013, and 15,091,320 shares in 2012. The company issued 1,264,232 treasury shares in 2014, 1,849,883 treasury shares in 2013 and 2,746,169 treasury shares in 2012, as a result of restricted stock unit releases and exercises of stock options by employees of certain acquired businesses and by non-U.S. employees. Also, as part of the company’s stock-based compensation plans, 1,313,569 common shares at a cost of $236 million, 1,666,069 common shares at a cost of $336 million and 2,406,007 common shares at a cost of $468 million in 2014, 2013 and 2012, respectively, were remitted by employees in order to satisfy minimum statutory tax withholding requirements. These amounts are included in the treasury stock balance in the Consolidated Statement of Financial Position and the Consolidated Statement of Changes in Equity.

Reclassifications and Taxes Related to Items of Other Comprehensive Income

($ in millions)

	Before Tax	Tax (Expense)/	Net of Tax
For the year ended December 31, 2014:	Amount	Benefit	Amount
Other comprehensive income/(loss)
Foreign currency translation adjustments	$(1,636)	$(438)	$(2,074)
Net changes related to available-for-sale securities
Unrealized gains/(losses) arising during the period	$(29)	$11	$(18)
Reclassification of (gains)/losses to other (income) and expense	5	(2)	3
Subsequent changes in previously impaired securities arising during the period	0	0	0
Total net changes related to available-for-sale securities	$(24)	$9	$(15)
Unrealized gains/(losses) on cash flow hedges
Unrealized gains/(losses) arising during the period	$958	$(341)	$618
Reclassification of (gains)/losses to:
Cost of sales	15	(7)	9
SG&A expense	(15)	6	(9)
Other (income) and expense	(98)	38	(60)
Interest expense	1	0	0
Total unrealized gains/(losses) on cash flow hedges	$861	$(304)	$557
Retirement-related benefit plans(1)
Prior service costs/(credits)	$1	$0	$1
Net (losses)/gains arising during the period	(9,799)	3,433	(6,366)
Curtailments and settlements	24	(7)	17
Amortization of prior service (credits)/cost	(114)	41	(73)
Amortization of net (gains)/losses	2,531	(852)	1,678
Total retirement-related benefit plans	$(7,357)	$2,615	$(4,742)
Other comprehensive income/(loss)	$(8,156)	$1,883	$(6,274)

(1) These AOCI components are included in the computation of net periodic pension cost. (See note S, “Retirement-Related Benefits,” on pages 131 to 145 for additional information.)

Notes to Consolidated Financial Statements

International Business Machines Corporation and Subsidiary Companies

($ in millions)

	Before Tax	Tax (Expense)/	Net of Tax
For the year ended December 31, 2013:	Amount	Benefit	Amount
Other comprehensive income/(loss)
Foreign currency translation adjustments	$(1,335)	$(66)	$(1,401)
Net changes related to available-for-sale securities
Unrealized gains/(losses) arising during the period	$(4)	$2	$(3)
Reclassification of (gains)/losses to other (income) and expense	(8)	2	(5)
Subsequent changes in previously impaired securities arising during the period	4	(1)	3
Total net changes related to available-for-sale securities	$(8)	$3	$(5)
Unrealized gains/(losses) on cash flow hedges
Unrealized gains/(losses) arising during the period	$43	$(15)	$28
Reclassification of (gains)/losses to:
Cost of sales	34	(14)	21
SG&A expense	(39)	14	(25)
Other (income) and expense	(162)	62	(99)
Interest expense	0	0	0
Total unrealized gains/(losses) on cash flow hedges	$(123)	$47	$(76)
Retirement-related benefit plans(1)
Prior service costs/(credits)	$16	$0	$16
Net (losses)/gains arising during the period	5,369	(1,974)	3,395
Curtailments and settlements	(3)	1	(2)
Amortization of prior service (credits)/cost	(114)	40	(75)
Amortization of net (gains)/losses	3,499	(1,195)	2,304
Total retirement-related benefit plans	$8,767	$(3,128)	$5,639
Other comprehensive income/(loss)	$7,301	$(3,144)	$4,157

(1)    These AOCI components are included in the computation of net periodic pension cost. (See note S, “Retirement-Related Benefits,” on pages 131 to 145 for additional information.)

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

(1) These AOCI components are included in the computation of net periodic pension cost. (See note S, “Retirement-Related Benefits,” on pages 131 to 145 for additional information.)

Accumulated Other Comprehensive Income/(Loss) (net of tax)

($ in millions)

			Net Change	Net Unrealized
	Net Unrealized	Foreign	Retirement-	Gains/(Losses)	Accumulated
	Gains/(Losses)	Currency	Related	on Available-	Other
	on Cash Flow	Translation	Benefit	For-Sale	Comprehensive
	Hedges	Adjustments*	Plans	Securities	Income/(Loss)
December 31, 2011	$71	$1,767	$(23,737)	$13	$(21,885)
Other comprehensive income before reclassifications	5	(34)	(5,164)	16	(5,177)
Amount reclassified from accumulated other comprehensive income	(167)	0	1,495	(25)	1,303
Total change for the period	(161)	(34)	(3,669)	(9)	(3,874)
December 31, 2012	(90)	1,733	(27,406)	4	(25,759)
Other comprehensive income before reclassifications	28	(1,401)	3,409	0	2,036
Amount reclassified from accumulated other comprehensive income	(103)	0	2,229	(5)	2,121
Total change for the period	(76)	(1,401)	5,639	(5)	4,157
December 31, 2013	(165)	332	(21,767)	(1)	(21,602)
Other comprehensive income before reclassifications	618	(2,074)	(6,348)	(18)	(7,822)
Amount reclassified from accumulated other comprehensive income	(60)	0	1,605	3	1,548
Total change for the period	557	(2,074)	(4,742)	(15)	(6,274)
December 31, 2014	$392	$(1,742)	$(26,509)	$(15)	$(27,875)

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

The company records a provision with respect to a claim, suit, investigation or proceeding when it is probable that a liability has been incurred and the amount of the loss can be reasonably estimated. Any recorded liabilities, including any changes to such liabilities for the years ended December 31, 2014, 2013 and 2012 were not material to the company’s results of continuing operations and financial position.

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

The company is a defendant in an action filed on March 6, 2003 in state court in Salt Lake City, Utah by the SCO Group (SCO v. IBM). The company removed the case to Federal Court in Utah. Plaintiff is an alleged successor in interest to some of AT&T’s UNIX IP rights, and alleges copyright infringement, unfair competition, interference with contract and breach of contract with regard to the company’s distribution of AIX and Dynix and contribution of code to Linux and the company has asserted counterclaims. On September 14, 2007, plaintiff filed for bankruptcy protection, and all proceedings in this case were stayed. The court in another suit, the

Notes to Consolidated Financial Statements

International Business Machines Corporation and Subsidiary Companies

SCO Group, Inc. v. Novell, Inc., held a trial in March 2010. The jury found that Novell is the owner of UNIX and UnixWare copyrights; the judge subsequently ruled that SCO is obligated to recognize Novell’s waiver of SCO’s claims against IBM and Sequent for breach of UNIX license agreements. On August 30, 2011, the Tenth Circuit Court of Appeals affirmed the district court’s ruling and denied SCO’s appeal of this matter. In June 2013, the Federal Court in Utah granted SCO’s motion to reopen the SCO v. IBM case, and proceedings have resumed in that case.

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

On April 16, 2014, Iusacell SA de C.V. (Iusacell) sued IBM, claiming that IBM made fraudulent misrepresentations that induced Iusacell to enter into an agreement with IBM Mexico. Iusacell claims damages for lost profits. Iusacell’s complaint relates to a contractual dispute in Mexico, which is the subject of a pending arbitration proceeding in Mexico initiated by IBM Mexico against Iusacell for breach of the underlying agreement. On November 14, 2014, the District Court in the Southern District of New York granted IBM’s motion to stay Iusacell’s action against the company pending the arbitration in Mexico between Iusacell and IBM Mexico.

IBM United Kingdom Limited (IBM UK) initiated legal proceedings in May 2010 before the High Court in London against the IBM UK Pensions Trust (the UK Trust) and two representative beneficiaries of the UK Trust membership. IBM UK is seeking a declaration that it acted lawfully both in notifying the Trustee of the UK Trust that it was closing its UK defined benefit plans to future accruals for most participants and in implementing the company’s new retirement policy. In April 2014, the High Court acknowledged that the changes made to its UK defined benefit plans were within IBM’s discretion, but ruled that IBM breached its implied duty of good faith both in implementing these changes and in the manner in which it consulted with employees. Proceedings to determine remedies were held in July 2014 and in February 2015 the High Court held that for IBM to make changes to accruals under the plan would require a new consultation of the participants, but to make other changes (including to early retirement policy) would not require such consultation. IBM intends to appeal both the breach and remedies judgments. In addition, IBM UK is a defendant in approximately 290 individual actions brought since early 2010 by participants of the defined benefits plans who left IBM UK. These actions, which allege constructive dismissal and age discrimination, are pending before the Employment Tribunal in Southampton UK.

In a separate but related proceeding, in October 2012, the High Court held that the 1983 Trust Deeds and Rules should be modified to allow certain categories of current IBM UK employees who are members of the C Plan to retire from the age of 60 (rather than from the age of 63) without actuarial reduction of their defined benefit pension. In a supplementary ruling in December 2012, the Court declined to similarly modify the Trust Deeds and Rules for former employees who were C Plan members and who left the company prior to retirement. Neither party appealed these judgments. As a result of the October 2012 ruling, IBM recorded a pre-tax retirement-related obligation of $162 million in the third quarter of 2012.

On March 24, 2014, in a suit brought by local Works Councils, the Supreme Court of Spain held that IBM Spain’s Defined Contribution (DC) Plan implemented in 1993 was null and void, and held that current employees could reinstate their rights to a Defined Benefit (DB) Plan, although with an offset for DC contributions paid to date. The Court held that IBM Spain did not consult with the Works Councils in seeking the voluntary participation of employees in changing the pension scheme, and recommended that IBM Spain and the Works Councils engage in discussions over how to carry out the offset. The ruling is declaratory only. IBM Spain has requested leave to appeal the decision to the Constitutional Court. The matter remains pending in the Spanish courts.

In March 2011, the company announced that it had agreed to settle a civil enforcement action with the Securities and Exchange Commission (SEC) relating to alleged violations of the Foreign Corrupt Practices Act of 1977. On July 25, 2013, the court approved that 2011 settlement and required that for a two-year period IBM make reports to the SEC and the court on certain matters, including those relating to compliance with the FCPA. In early 2012, IBM notified the SEC of an investigation by the Polish Central Anti-Corruption Bureau involving allegations of illegal activity by a former IBM Poland employee in connection with sales to the Polish government. IBM is cooperating with the SEC and Polish authorities in this matter. In April 2013, IBM learned that the U.S. Department of Justice (DOJ) is also investigating allegations related to the Poland matter, as well as allegations relating to transactions in Argentina, Bangladesh and Ukraine. The DOJ is also seeking information regarding the company’s global FCPA compliance program and its public sector business. The company is cooperating with the DOJ in this matter.

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

The company is also subject to ongoing tax examinations and governmental assessments in various jurisdictions. Along with many other U.S. companies doing business in Brazil, the company is involved in various challenges with Brazilian tax authorities regarding non-income tax assessments and non-income tax litigation matters. The total potential amount related to these matters for all applicable years is approximately $630 million. The company believes it will prevail on these matters and that this amount is not a meaningful indicator of liability.

Commitments

The company’s extended lines of credit to third-party entities include unused amounts of $5,365 million and $5,028 million at December 31, 2014 and 2013, respectively. A portion of these amounts was available to the company’s business partners to support their working capital needs. In addition, the company has committed to provide future financing to its clients in connection with client purchase agreements for approximately $1,816 million and $1,769 million at December 31, 2014 and 2013, respectively.

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

In addition, the company guarantees certain loans and financial commitments. The maximum potential future payment under these financial guarantees was $46 million and $44 million at December 31, 2014 and 2013, respectively. The fair value of the guarantees recognized in the Consolidated Statement of Financial Position was immaterial.

NOTE N.

TAXES

($ in millions)

For the year ended December 31:	2014	2013*	2012*
Income from continuing operations before income taxes
U.S. operations	$7,509	$7,577	$10,306
Non-U.S. operations	12,477	12,667	12,234
Total income from continuing operations before income taxes	$19,986	$20,244	$22,540

* Reclassified to reflect discontinued operations presentation.

The income from continuing operations provision for income taxes by geographic operations is as follows:

($ in millions)

For the year ended December 31:	2014	2013*	2012*
U.S. operations	$2,093	$1,315	$2,825
Non-U.S. operations	2,141	2,048	2,716
Total continuing operations provision for income taxes	$4,234	$3,363	$5,541

* Reclassified to reflect discontinued operations presentation.

Notes to Consolidated Financial Statements

International Business Machines Corporation and Subsidiary Companies

The components of the income from continuing operations provision for income taxes by taxing jurisdiction are as follows:

($ in millions)

For the year ended December 31:	2014	2013*	2012*
U.S. federal
Current	$1,134	$1,694	$1,556
Deferred	105	(708)	415
	1,239	986	1,971
U.S. state and local
Current	541	277	168
Deferred	(105)	(330)	291
	436	(53)	459
Non-U.S.
Current	2,825	3,067	3,006
Deferred	(266)	(637)	105
	2,559	2,430	3,111
Total continuing operations provision for income taxes	4,234	3,363	5,541
Discontinued operations provision for income taxes	(1,617)	(322)	(243)
Provision for social security, real estate, personal property and other taxes	4,068	4,198	4,331
Total taxes included in net income	$6,685	$7,238	$9,629

* Reclassified to reflect discontinued operations presentation.

A reconciliation of the statutory U.S. federal tax rate to the company’s effective tax rate from continuing operations is as follows:

For the year ended December 31:	2014	2013*	2012*
Statutory rate	35%	35%	35%
Foreign tax differential	(14)	(13)	(10)
State and local	1	0	1
Domestic incentives	(2)	(3)	(1)
Other	1	(2)	0
Effective rate	21%	17%	25%

Percentages rounded for disclosure purposes.

* Reclassified to reflect discontinued operations presentation.

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

The 2014 continuing operations tax rate increased 4.6 points from 2013 due to the lack of the following 2013 benefits: the completion of the 2008—2010 U.S. tax audit and associated reserve redeterminations (11.1 points), the retroactive impact of the 2012 American Taxpayer Relief Act (0.7 points), a tax agreement requiring a reassessment of certain valuation allowances on deferred tax assets (1.4 points), the resolution of certain non-U.S. tax audits (0.7 points) and newly enacted U.S. state tax legislation (0.6 points), as well as a tax charge related to the divestiture of the industry standard server business (0.9 points).

These increases were partially offset by benefits due to the following: the year-to-year reduction in tax charges related to certain intercompany payments made by foreign subsidiaries and the licensing of certain intellectual property (3.7 points), the increased utilization of foreign tax credits (4.7 points), and a more favorable geographic mix of pre-tax income in 2014 (2.5 points).

The effect of tax law changes on deferred tax assets and liabilities did not have a material impact on the company’s effective tax rate.

The significant components of deferred tax assets and liabilities that are recorded in the Consolidated Statement of Financial Position were as follows:

Deferred Tax Assets

($ in millions)

At December 31:	2014	2013*
Retirement benefits	$4,795	$3,704
Share-based and other compensation	1,328	1,262
Domestic tax loss/credit carryforwards	858	982
Deferred income	957	964
Foreign tax loss/credit carryforwards	686	651
Bad debt, inventory and warranty reserves	529	592
Depreciation	329	382
Accruals	1,176	322
Other	1,306	1,452
Gross deferred tax assets	11,964	10,311
Less: valuation allowance	646	734
Net deferred tax assets	$11,318	$9,577

* Reclassified to conform with 2014 presentation.

Deferred Tax Liabilities

($ in millions)

At December 31:	2014	2013
Depreciation	$487	$1,346
Retirement benefits	205	1,219
Goodwill and intangible assets	1,263	1,173
Leases	912	1,119
Software development costs	421	558
Deferred transition costs	374	424
Other	1,111	841
Gross deferred tax liabilities	$4,773	$6,680

Notes to Consolidated Financial Statements

International Business Machines Corporation and Subsidiary Companies

For income tax return purposes, the company has foreign and domestic loss carryforwards, the tax effect of which is $579 million, as well as domestic and foreign credit carryforwards of $965 million. Substantially all of these carryforwards are available for at least two years or are available for 10 years or more.

The valuation allowance at December 31, 2014 principally applies to certain foreign, state and local loss carryforwards that, in the opinion of management, are more likely than not to expire unutilized. However, to the extent that tax benefits related to these carryforwards are realized in the future, the reduction in the valuation allowance will reduce income tax expense.

The amount of unrecognized tax benefits at December 31, 2014 increased by $646 million in 2014 to $5,104 million. A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

($ in millions)

	2014	2013	2012
Balance at January 1	$4,458	$5,672	$5,575
Additions based on tax positions related to the current year	697	829	401
Additions for tax positions of prior years	586	417	215
Reductions for tax positions of prior years (including impacts due to a lapse in statute)	(579)	(2,201)	(425)
Settlements	(58)	(259)	(94)
Balance at December 31	$5,104	$4,458	$5,672

The additions to unrecognized tax benefits related to the current and prior years are primarily attributable to non-U.S. issues, certain tax incentives and credits, divestitures, acquisition-related matters and state issues. The settlements and reductions to unrecognized tax benefits for tax positions of prior years are primarily attributable to currency, non-U.S. audits and impacts due to lapses in statutes of limitation.

In April 2010, the company appealed the determination of the Japan Tax Authorities with respect to certain foreign tax losses. The tax benefit of these losses totals $1,000 million as of December 31, 2014. The 2014 decrease of $141 million was driven by currency and has been included in the 2014 reductions for tax positions of prior years. In April 2011, the company received notification that the appeal was denied, and in June 2011, the company filed a lawsuit challenging this decision. In May 2014, the Tokyo District Court ruled in favor of the company. The Japanese government has appealed the ruling to the Tokyo High Court. No final determination has been reached on this matter.

The liability at December 31, 2014 of $5,104 million can be reduced by $875 million of offsetting tax benefits associated with the correlative effects of potential transfer pricing adjustments, U.S. tax credits, state income taxes and timing adjustments. The net amount of $4,229 million, if recognized, would favorably affect the company’s effective tax rate. The net amounts at December 31, 2013 and 2012 were $3,902 million and $5,099 million, respectively.

Interest and penalties related to income tax liabilities are included in income tax expense. During the year ended December 31, 2014, the company recognized $216 million in interest expense and penalties; in 2013, the company recognized a benefit of $93 million in interest expense and penalties, and in 2012, the company recognized $134 million in interest expense and penalties. The company has $593 million for the payment of interest and penalties accrued at December 31, 2014, and had $417 million accrued at December 31, 2013.

Within the next 12 months, the company believes it is reasonably possible that the total amount of unrecognized tax benefits associated with certain positions may be significantly reduced. The potential decrease in the amount of unrecognized tax benefits is primarily associated with the anticipated resolution of the company’s U.S. income tax audit for 2011 and 2012, as well as various non-U.S. audits. The company estimates that the unrecognized tax benefits at December 31, 2014 could be reduced by approximately $1 billion.

The company is subject to taxation in the U.S. and various state and foreign jurisdictions. With respect to major U.S. state and foreign taxing jurisdictions, the company is generally no longer subject to tax examinations for years prior to 2009. The company is no longer subject to income tax examination of its U.S. federal tax return for years prior to 2011. The open years contain matters that could be subject to differing interpretations of applicable tax laws and regulations related to the amount and/or timing of income, deductions and tax credits. Although the outcome of tax audits is always uncertain, the company believes that adequate amounts of tax and interest have been provided for any significant adjustments that are expected to result for these years.

In the fourth quarter of 2013, the company received a draft tax assessment notice for approximately $866 million (approximately $850 million at 2014 year-end currency rates) from the Indian Tax Authorities for 2009. The company believes it will prevail on these matters and that this amount is not a meaningful indicator of liability. At December 31, 2014, the company has recorded $471 million as prepaid income taxes in India. A significant portion of this balance represents cash tax deposits paid over time to protect the company’s right to appeal various income tax assessments made by the Indian Tax Authorities.

In the first quarter of 2014, the IRS commenced its audit of the company’s U.S. tax returns for 2011 and 2012. The company anticipates that this audit will be completed by the end of 2015.

The company has not provided deferred taxes on $61.4 billion of undistributed earnings of non-U.S. subsidiaries at December 31, 2014, as it is the company’s policy to indefinitely reinvest these earnings in non-U.S. operations. However, the company periodically repatriates a portion of these earnings to the extent that it does not incur an additional U.S. tax liability. Quantification of the deferred tax liability, if any, associated with indefinitely reinvested earnings is not practicable.

Notes to Consolidated Financial Statements

International Business Machines Corporation and Subsidiary Companies

NOTE O.

RESEARCH, DEVELOPMENT AND ENGINEERING

RD&E expense was $5,437 million in 2014, $5,743 million in 2013 and $5,816 million in 2012. In addition, RD&E expense included in discontinued operations was $368 million in 2014, $483 million in 2013 and $486 million in 2012.

The company incurred total expense of $5,595 million, $5,959 million and $6,034 million in 2014, 2013 and 2012, respectively, for scientific research and the application of scientific advances to the development of new and improved products and their uses, as well as services and their application. Within these amounts, software-related expense was $3,064 million, $3,077 million and $3,078 million in 2014, 2013 and 2012, respectively.

Expense for product-related engineering was $211 million, $267 million and $268 million in 2014, 2013 and 2012, respectively.

NOTE P.

EARNINGS PER SHARE OF COMMON STOCK

The following table presents the computation of basic and diluted earnings per share of common stock.

($ in millions except per share amounts)

For the year ended December 31:	2014	2013	2012
Weighted-average number of shares on which earnings per share calculations are based
Basic	1,004,272,584	1,094,486,604	1,142,508,521
Add—incremental shares under stock-based compensation plans	4,332,155	6,751,240	10,868,426
Add—incremental shares associated with contingently issuable shares	1,395,741	1,804,313	2,072,370
Assuming dilution	1,010,000,480	1,103,042,156	1,155,449,317
Income from continuing operations	$15,751	$16,881	$16,999
Loss from discontinued operations, net of tax	(3,729)	(398)	(395)
Net income on which basic earnings per share is calculated	$12,022	$16,483	$16,604
Income from continuing operations	$15,751	$16,881	$16,999
Net income applicable to contingently issuable shares	(3)	(1)	(1)
Income from continuing operations on which diluted earnings per share is calculated	$15,749	$16,880	$16,998
Loss from discontinued operations, net of tax, on which basic and diluted earnings per share is calculated	(3,729)	(398)	(395)
Net income on which diluted earnings per share is calculated	$12,020	$16,483	$16,603
Earnings/(loss) per share of common stock
Assuming dilution
Continuing operations	$15.59	$15.30	$14.71
Discontinued operations	(3.69)	(0.36)	(0.34)
Total	$11.90	$14.94	$14.37
Basic
Continuing operations	$15.68	$15.42	$14.88
Discontinued operations	(3.71)	(0.36)	(0.35)
Total	$11.97	$15.06	$14.53

Weighted-average stock options to purchase 17,420 common shares in 2014 and 8,797 common shares in 2013 were outstanding, but were not included in the computation of diluted earnings per share because the exercise price of the options was greater than the average market price of the common shares for the full year, and therefore, the effect would have been antidilutive. There were no stock options outstanding in 2012 that were considered antidilutive and not included in the diluted earnings per share calculation.

Notes to Consolidated Financial Statements

International Business Machines Corporation and Subsidiary Companies

NOTE Q.

RENTAL EXPENSE AND LEASE COMMITMENTS

Rental expense, including amounts charged to inventories and fixed assets, and excluding amounts previously reserved, was $1,592 million in 2014, $1,759 million in 2013 and $1,767 million in 2012. Within these amounts, rental expense reflected in discontinued operations was $95 million, $115 million and $110 million, in 2014, 2013 and 2012, respectively. Rental expense in agreements with rent holidays and scheduled rent increases is recorded on a straight-line basis over the lease term. Contingent rentals are included in the determination of rental expense as accruable. The table below depicts gross minimum rental commitments under noncancelable leases, amounts related to vacant space associated with infrastructure reductions, sublease income commitments and capital lease commitments. These amounts reflect activities primarily related to office space, as well as datacenters.

($ in millions)

	2015	2016	2017	2018	2019	Beyond 2019
Operating lease commitments
Gross minimum rental commitments (including vacant space below)	$1,350	$1,161	$988	$848	$754	$1,051
Vacant space	$24	$9	$6	$2	$0	$—
Sublease income commitments	$12	$10	$8	$6	$5	$6
Capital lease commitments	$13	$7	$2	$2	$2	$2

NOTE R.

STOCK-BASED COMPENSATION

The following table presents total stock-based compensation cost included in income from continuing operations:

($ in millions)

For the year ended December 31:	2014	2013	2012
Cost	$121	$122	$132
Selling, general and administrative	350	435	498
Research, development and engineering	54	57	59
Other (income) and expense*	(13)	—	(1)
Pre-tax stock-based compensation cost	512	614	688
Income tax benefits	(174)	(213)	(240)
Net stock-based compensation cost	$338	$402	$448

* Reflects the one-time effects related to the divestitures of the customer care and industry standard server businesses in 2014.

The amount of stock-based compensation cost included in discontinued operations, net of tax, was immaterial in all periods.

Total unrecognized compensation cost related to non-vested awards at December 31, 2014 and 2013 was $874 million and $995 million, respectively. The amount at December 31, 2014 is expected to be recognized over a weighted-average period of approximately 2.5 years.

There was no significant capitalized stock-based compensation cost at December 31, 2014, 2013 and 2012.

Incentive Awards

Stock-based incentive awards are provided to employees under the terms of the company’s long-term performance plans (the “Plans”). The Plans are administered by the Executive Compensation and Management Resources Committee of the Board of Directors (the “Committee”). Awards available under the Plans principally include restricted stock units, performance share units, stock options or any combination thereof.

The amount of shares originally authorized to be issued under the company’s existing Plans was 274 million at December 31, 2014. In addition, certain incentive awards granted under previous plans, if and when those awards were canceled, could be reissued under the company’s existing Plans. As such, 66.2 million additional awards were considered authorized to be issued under the company’s existing Plans as of December 31, 2014. There were 115.5 million unused shares available to be granted under the Plans as of December 31, 2014.

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

Notes to Consolidated Financial Statements

International Business Machines Corporation and Subsidiary Companies

specific cycle dates scheduled in advance. With respect to awards given in connection with promotions or new hires, the company’s policy requires approval of such awards prior to the grant date, which is typically the date of the promotion or the date of hire.

Stock Awards

Stock awards are made in the form of Restricted Stock Units (RSUs), including Retention Restricted Stock Units (RRSUs), or Performance Share Units (PSUs).

The tables below summarize RSU and PSU activity under the Plans during the years ended December 31, 2014, 2013 and 2012.

RSUs

	2014		2013		2012
	Weighted-		Weighted-		Weighted-
	Average	Number	Average	Number	Average	Number
	Grant Price	of Units	Grant Price	of Units	Grant Price	of Units
Balance at January 1	$166	8,635,317	$148	9,841,461	$129	12,218,601
RSUs granted	172	2,525,947	189	2,541,081	184	2,635,772
RSUs released	157	(2,401,761)	131	(2,952,363)	117	(4,338,787)
RSUs canceled/forfeited	167	(1,025,226)	154	(794,862)	139	(674,125)
Balance at December 31	$171	7,734,277	$166	8,635,317	$148	9,841,461

PSUs

	2014		2013		2012
	Weighted-		Weighted-		Weighted-
	Average	Number	Average	Number	Average	Number
	Grant Price	of Units	Grant Price	of Units	Grant Price	of Units
Balance at January 1	$178	2,824,294	$151	3,172,201	$122	3,686,991
PSUs granted at target	180	1,430,098	195	869,875	185	1,004,003
Additional shares earned above target*	157	29,960	118	152,069	102	550,399
PSUs released	157	(1,027,181)	118	(1,321,784)	102	(1,998,746)
PSUs canceled/forfeited	187	(116,464)	170	(48,067)	131	(70,446)
Balance at December 31**	$185	3,140,707	$178	2,824,294	$151	3,172,201

* Represents additional shares issued to employees after vesting of PSUs because final performance metrics exceeded specified targets.

** Represents the number of shares expected to be issued based on achievement of grant date performance targets. The actual number of shares issued will depend on final performance against specified targets over the vesting period.

RSUs are stock awards granted to employees that entitle the holder to shares of common stock as the award vests, typically over a one- to five-year period. For RSUs, dividend equivalents are not paid. The fair value of such RSUs is determined and fixed on the grant date based on the company’s stock price adjusted for the exclusion of dividend equivalents.

The remaining weighted-average contractual term of RSUs at December 31, 2014, 2013 and 2012 is the same as the period over which the remaining cost of the awards will be recognized, which is approximately three years. The fair value of RSUs granted during the years ended December 31, 2014, 2013 and 2012 was $434 million, $481 million and $486 million, respectively. The total fair value of RSUs vested and released during the years ended December 31, 2014, 2013 and 2012 was $378 million, $386 million and $509 million, respectively. As of December 31, 2014, 2013 and 2012, there was $754 million, $871 million and $938 million, respectively, of unrecognized compensation cost related to non-vested RSUs. The company received no cash from employees as a result of employee vesting and release of RSUs for the years ended December 31, 2014, 2013 and 2012. In the second quarter of 2011, the company granted equity awards valued at approximately $1 thousand each to about 400,000 non-executive employees. These awards were made under the Plans and vest in December 2015.

Notes to Consolidated Financial Statements

International Business Machines Corporation and Subsidiary Companies

PSUs are stock awards where the number of shares ultimately received by the employee depends on the company’s performance against specified targets and typically vest over a three-year period. For PSUs, dividend equivalents are not paid. The fair value of each PSU is determined on the grant date, based on the company’s stock price, adjusted for the exclusion of dividend equivalents, and assumes that performance targets will be achieved. Over the performance period, the number of shares of stock that will be issued is adjusted upward or downward based upon the probability of achievement of performance targets. The ultimate number of shares issued and the related compensation cost recognized as expense will be based on a comparison of the final performance metrics to the specified targets. The fair value of PSUs granted at target during the years ended December 31, 2014, 2013 and 2012 was $257 million, $170 million and $186 million, respectively. Total fair value of PSUs vested and released during the years ended December 31, 2014, 2013 and 2012 was $161 million, $156 million and $203 million, respectively.

In connection with vesting and release of RSUs and PSUs, the tax benefits realized by the company for the years ended December 31, 2014, 2013 and 2012 were $222 million, $312 million and $454 million, respectively.

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

During the years ended December 31, 2014, 2013 and 2012, the company did not grant stock options.

The following table summarizes option activity under the Plans during the years ended December 31, 2014, 2013 and 2012.

	2014		2013		2012
	Weighted-	Number of	Weighted-	Number of	Weighted-	Number of
	Average	Shares	Average	Shares	Average	Shares
	Exercise Price	Under Option	Exercise Price	Under Option	Exercise Price	Under Option
Balance at January 1	$97	5,622,951	$94	11,389,721	$90	20,662,322
Options exercised	97	(3,740,252)	90	(5,585,127)	86	(9,080,170)
Options canceled/expired	95	(131,750)	86	(181,643)	75	(192,431)
Balance at December 31	$97	1,750,949	$97	5,622,951	$94	11,389,721
Exercisable at December 31	$97	1,750,949	$97	5,622,951	$94	11,389,721

The shares under option at December 31, 2014 were in the following exercise price ranges:

	Options Outstanding and Exercisable
				Weighted-Average
	Weighted-	Number of	Aggregate	Remaining
	Average	Shares	Intrinsic	Contractual Life
Exercise Price Range	Exercise Price	Under Option	Value	(in Years)
$85 and under	$83	351,690	$27,409,244	1.2
$86 and over	100	1,399,259	84,243,181	0.7
	$97	1,750,949	$111,652,425	0.8

Exercises of Employee Stock Options

The total intrinsic value of options exercised during the years ended December 31, 2014, 2013 and 2012 was $323 million, $614 million and $1,005 million, respectively. The total cash received from employees as a result of employee stock option exercises for the years ended December 31, 2014, 2013 and 2012 was approximately $364 million, $505 million and $785 million, respectively. In connection with these exercises, the tax benefits realized by the company for the years ended December 31, 2014, 2013 and 2012 were $107 million, $199 million and $341 million, respectively.

The company settles employee stock option exercises primarily with newly issued common shares and, occasionally, with treasury shares. Total treasury shares held at December 31, 2014 and 2013 were approximately 1,225 million and 1,153 million shares, respectively.

Notes to Consolidated Financial Statements

International Business Machines Corporation and Subsidiary Companies

Acquisitions

In connection with various acquisition transactions, there was an additional 0.5 million shares of stock-based awards, consisting of stock options and restricted stock units, outstanding at December 31, 2014, as a result of the company’s assumption of stock-based awards previously granted by the acquired entities. The weighted-average exercise price of these awards was $56 per share.

IBM Employees Stock Purchase Plan

The company maintains a non-compensatory Employees Stock Purchase Plan (ESPP). The ESPP enables eligible participants to purchase full or fractional shares of IBM common stock at a 5-percent discount off the average market price on the day of purchase through payroll deductions of up to 10 percent of eligible compensation. Eligible compensation includes any compensation received by the employee during the year. The ESPP provides for offering periods during which shares may be purchased and continues as long as shares remain available under the ESPP, unless terminated earlier at the discretion of the Board of Directors. Individual ESPP participants are restricted from purchasing more than $25,000 of common stock in one calendar year or 1,000 shares in an offering period.

Employees purchased 1.3 million, 1.5 million and 1.6 million shares under the ESPP during the years ended December 31, 2014, 2013 and 2012, respectively. Cash dividends declared and paid by the company on its common stock also include cash dividends on the company stock purchased through the ESPP. Dividends are paid on full and fractional shares and can be reinvested. The company stock purchased through the ESPP is considered outstanding and is included in the weighted-average outstanding shares for purposes of computing basic and diluted earnings per share.

In July 2014, the “2014 ESPP Reserve” became effective and 25 million additional shares of authorized common stock were reserved and approved for issuance. The 2014 ESPP provides for semi-annual offerings commencing July 1, 2014, and continuing as long as shares remain available under the ESPP, unless terminated earlier at the discretion of the Board of Directors.

Approximately 24.4 million, 2.3 million and 3.8 million shares were available for purchase under the ESPP at December 31, 2014, 2013 and 2012, respectively.

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

Nonpension Postretirement Benefit Plan

U.S. Nonpension Postretirement Plan

The company sponsors a defined benefit nonpension postretirement benefit plan that provides medical and dental benefits to eligible U.S. retirees and eligible dependents, as well as life insurance for eligible U.S. retirees. Effective July 1, 1999, the company established a Future Health Account (FHA) for employees who were more than five years from retirement eligibility. Employees who were within five years of retirement eligibility are covered under the company’s prior retiree health benefits arrangements. Under either the FHA or the prior retiree health benefit arrangements, there is a maximum cost to the company for retiree health benefits. Effective January 1, 2014, the company amended the plan to establish a Health Reimbursement Arrangement (HRA) for each Medicare-eligible plan retiree, surviving spouse and long-term disability plan participant who is eligible for company-subsidized coverage and who enrolls in an individual plan under the Medicare Exchange. The company also amended its life insurance plan. Employees retiring on or after January 1, 2015 are not eligible for life insurance.

Since January 1, 2004, new hires, as of that date or later, are not eligible for company-subsidized nonpension postretirement benefits.

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

($ in millions)

	U.S. Plans			Non-U.S. Plans			Total
For the year ended December 31:	2014	2013	2012	2014	2013	2012	2014	2013	2012
Defined benefit pension plans	$(833)	$(223)	$(526)	$1,267	$1,396	$1,040	$434	$1,173	$515
Retention Plan	15	21	18	—	—	—	15	21	18
Total defined benefit pension plans (income)/cost	$(818)	$(202)	$(507)	$1,267	$1,396	$1,040	$449	$1,195	$533
IBM 401(k) Plus Plan and non-U.S. plans	$713	$785	$857	$526	$575	$621	$1,239	$1,361	$1,478
Excess 401(k)	14	24	29	—	—	—	14	24	29
Total defined contribution plans cost	$727	$809	$885	$526	$575	$621	$1,253	$1,384	$1,506
Nonpension postretirement benefit plans cost	$206	$218	$268	$66	$79	$82	$272	$298	$350
Total retirement-related benefits net periodic cost	$115	$826	$646	$1,859	$2,051	$1,743	$1,974	$2,876	$2,389

The following table presents a summary of the total PBO for defined benefit pension plans, APBO for nonpension postretirement benefit plans, fair value of plan assets and the associated funded status recorded in the Consolidated Statement of Financial Position.

($ in millions)

	Benefit Obligations		Fair Value of Plan Assets		Funded Status*
At December 31:	2014	2013	2014	2013	2014	2013
U.S. Plans
Overfunded plans
Qualified PPP	$54,708	$49,315	$55,772	$53,954	$1,065	$4,639
Underfunded plans
Excess PPP	$1,602	$1,425	$—	$—	$(1,602)	$(1,425)
Retention Plan	334	294	—	—	(334)	(294)
Nonpension postretirement benefit plan	5,053	4,633	16	177	(5,037)	(4,456)
Total underfunded U.S. plans	$6,989	$6,352	$16	$177	$(6,973)	$(6,175)
Non-U.S. Plans
Overfunded plans
Qualified defined benefit pension plans	$16,794	$9,336	$17,888	$10,240	$1,094	$904
Nonpension postretirement benefit plans	11	10	11	11	0	1
Total overfunded non-U.S. plans	$16,804	$9,346	$17,898	$10,251	$1,094	$905
Underfunded plans
Qualified defined benefit pension plans	$26,278	$32,697	$21,655	$29,223	$(4,623)	$(3,474)
Nonqualified defined benefit pension plans	6,762	6,587	—	—	(6,762)	(6,587)
Nonpension postretirement benefit plans	806	822	73	81	(733)	(741)
Total underfunded non-U.S. plans	$33,846	$40,106	$21,729	$29,304	$(12,118)	$(10,802)
Total overfunded plans	$71,512	$58,661	$73,671	$64,205	$2,159	$5,544
Total underfunded plans	$40,836	$46,458	$21,745	$29,481	$(19,091)	$(16,977)

* Funded status is recognized in the Consolidated Statement of Financial Position as follows: Asset amounts as prepaid pension assets; (Liability) amounts as compensation and benefits (current liability) and retirement and nonpension postretirement benefit obligations (noncurrent liability).

At December 31, 2014, the company’s qualified defined benefit pension plans worldwide were 97 percent funded compared to the benefit obligations, with the U.S. Qualified PPP 102 percent funded. Overall, including nonqualified plans, the company’s defined benefit pension plans worldwide were 90 percent funded.

Notes to Consolidated Financial Statements

International Business Machines Corporation and Subsidiary Companies

Defined Benefit Pension and Nonpension Postretirement Benefit Plan Financial Information

The following tables through page 136 represent financial information for the company’s retirement-related benefit plans, excluding defined contribution plans. The defined benefit pension plans under U.S. Plans consists of the Qualified PPP, the Excess PPP and the Retention Plan. The defined benefit pension plans and the nonpension postretirement benefit plans under Non-U.S. Plans consists of all plans sponsored by the company’s subsidiaries. The nonpension postretirement benefit plan under U.S. Plan consists of only the U.S. Nonpension Postretirement Benefit Plan.

The tables below present the components of net periodic (income)/cost of the retirement-related benefit plans recognized in the Consolidated Statement of Earnings, excluding defined contribution plans.

($ in millions)

	Defined Benefit Pension Plans
	U.S. Plans			Non-U.S. Plans
For the year ended December 31:	2014	2013	2012	2014	2013	2012
Service cost	$—	$—	$—	$449	$501	$443
Interest cost	2,211	1,980	2,196	1,533	1,524	1,779
Expected return on plan assets	(4,096)	(3,981)	(4,043)	(2,247)	(2,195)	(2,303)
Amortization of transition assets	—	—	—	0	0	0
Amortization of prior service costs/(credits)	10	10	10	(111)	(119)	(154)
Recognized actuarial losses	1,056	1,790	1,331	1,400	1,600	1,027
Curtailments and settlements	—	—	—	26	0	0
Multi-employer plans/other costs*	—	—	—	217	85	247
Total net periodic (income)/cost	$(818)	$(202)	$(507)	$1,267	$1,396	$1,040

($ in millions)

	Nonpension Postretirement Benefit Plans
	U.S. Plan			Non-U.S. Plans
For the year ended December 31:	2014	2013	2012	2014	2013	2012
Service cost	$26	$35	$36	$7	$10	$14
Interest cost	187	164	200	63	60	64
Expected return on plan assets	0	(1)	—	(9)	(9)	(9)
Amortization of transition assets	—	—	—	0	0	0
Amortization of prior service costs/(credits)	(7)	—	—	(5)	(5)	(4)
Recognized actuarial losses	0	21	32	11	23	17
Curtailments and settlements	—	—	—	0	0	0
Total net periodic cost	$206	$218	$268	$66	$79	$82

* The 2014 Non-U.S. plans amount includes $148 million related to the IBM Spain pension litigation and the 2012 Non-U.S. plans amount includes $162 million related to the IBM UK pension litigation. See page 136 for additional information.

Notes to Consolidated Financial Statements

International Business Machines Corporation and Subsidiary Companies

The following table presents the changes in benefit obligations and plan assets of the company’s retirement-related benefit plans, excluding defined contribution plans.

($ in millions)

	Defined Benefit Pension Plans				Nonpension Postretirement Benefit Plans
	U.S. Plans		Non-U.S. Plans		U.S. Plan		Non-U.S. Plans
	2014	2013	2014	2013	2014	2013	2014	2013
Change in benefit obligation
Benefit obligation at January 1	$51,034	$56,810	$48,620	$49,319	$4,633	$5,282	$832	$1,019
Service cost	—	—	449	501	26	35	7	10
Interest cost	2,211	1,980	1,533	1,524	187	164	63	60
Plan participants’ contributions	—	—	37	42	61	191	—	—
Acquisitions/divestitures, net	—	—	(90)	89	0	(2)	0	0
Actuarial losses/(gains)	6,968	(4,344)	6,662	(362)	548	(481)	38	(89)
Benefits paid from trust	(3,455)	(3,303)	(1,985)	(1,920)	(388)	(557)	(5)	(6)
Direct benefit payments	(114)	(108)	(465)	(464)	(37)	(43)	(26)	(28)
Foreign exchange impact	—	—	(5,073)	(115)	—	—	(91)	(89)
Medicare/Government subsidies	—	—	—	—	23	30	—	—
Amendments/curtailments/settlements/other	—	—	146	6	0	15	(1)	(44)
Benefit obligation at December 31	$56,643	$51,034	$49,834	$48,620	$5,053	$4,633	$817	$832
Change in plan assets
Fair value of plan assets at January 1	$53,954	$53,630	$39,464	$38,058	$177	$433	$92	$119
Actual return on plan assets	5,274	3,626	5,579	2,515	0	0	9	5
Employer contributions	—	—	465	449	166	110	0	0
Acquisitions/divestitures, net	—	—	(59)	35	0	—	0	0
Plan participants’ contributions	—	—	37	42	61	191	—	—
Benefits paid from trust	(3,455)	(3,303)	(1,985)	(1,920)	(388)	(557)	(5)	(6)
Foreign exchange impact	—	—	(4,049)	121	—	—	(11)	(14)
Amendments/curtailments/settlements/other	—	—	93 *	164 *	—	—	0	(12)
Fair value of plan assets at December 31	$55,772	$53,954	$39,543	$39,464	$16	$177	$84	$92
Funded status at December 31	$(871)	$2,920	$(10,291)	$(9,157)	$(5,037)	$(4,456)	$(733)	$(740)
Accumulated benefit obligation**	$56,643	$51,034	$47,516	$47,806	N/A	N/A	N/A	N/A

* Includes the reinstatement of certain plan assets in Brazil due to government rulings in 2011 and 2013 allowing certain previously restricted plan assets to be returned to IBM. The assets will be returned to IBM monthly over a three-year period, starting June 2011 and September 2013 respectively, with approximately $122 million returned during 2014. The remaining surplus in Brazil at December 31, 2014 remains excluded from total plan assets due to continued restrictions imposed by the government on the use of those plan assets.

** Represents the benefit obligation assuming no future participant compensation increases.

N/A—Not applicable

The following table presents the net funded status recognized in the Consolidated Statement of Financial Position.

($ in millions)

	Defined Benefit Pension Plans				Nonpension Postretirement Benefit Plans
	U.S.Plans		Non-U.S.Plans		U.S.Plan		Non-U.S.Plans
At December 31:	2014	2013	2014	2013	2014	2013	2014	2013
Prepaid pension assets	$1,065	$4,639	$1,095	$912	$0	$0	$0	$1
Current liabilities—compensation and benefits	(111)	(107)	(326)	(364)	(381)	(256)	(13)	(16)
Noncurrent liabilities—retirement and nonpension postretirement benefit obligations	(1,825)	(1,612)	(11,060)	(9,705)	(4,656)	(4,200)	(720)	(725)
Funded status—net	$(871)	$2,920	$(10,291)	$(9,157)	$(5,037)	$(4,456)	$(733)	$(740)

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

($ in millions)

	Defined Benefit Pension Plans				Nonpension Postretirement Benefit Plans
	U.S.Plans		Non-U.S.Plans		U.S.Plan		Non-U.S.Plans
	2014	2013	2014	2013	2014	2013	2014	2013
Net loss at January 1	$13,709	$19,488	$19,777	$22,188	$304	$806	$161	$269
Current period loss/(gain)	5,789	(3,989)	3,324	(814)	548	(480)	38	(85)
Curtailments and settlements	—	—	(25)	3	—	—	1	0
Amortization of net loss included in net periodic (income)/cost	(1,056)	(1,790)	(1,400)	(1,600)	0	(21)	(11)	(23)
Net loss at December 31	$18,442	$13,709	$21,676	$19,777	$852	$304	$189	$161
Prior service costs/(credits) at January 1	$120	$130	$(496)	$(614)	$15	$—	$(32)	$(6)
Current period prior service costs/(credits)	—	—	(1)	0	—	15	0	(31)
Amortization of prior service (costs)/credits included in net periodic (income)/cost	(10)	(10)	111	119	7	—	5	5
Prior service costs/(credits) at December 31	$110	$120	$(386)	$(496)	$23	$15	$(26)	$(32)
Transition (assets)/liabilities at January 1	$—	$—	$0	$0	$—	$—	$0	$0
Amortization of transition assets/(liabilities) included in net periodic (income)/cost	—	—	0	0	—	—	0	0
Transition (assets)/liabilities at December 31	$—	$—	$0	$0	$—	$—	$0	$0
Total loss recognized in accumulated other comprehensive income/(loss)*	$18,552	$13,829	$21,290	$19,281	$875	$319	$163	$129

* See note L, “Equity Activity,” on pages 118 through 121 for the total change in AOCI, and the Consolidated Statement of Comprehensive Income for the components of net periodic (income)/cost, including the related tax effects, recognized in OCI for the retirement-related benefit plans.

The following table presents the pre-tax estimated net loss, estimated prior service costs/(credits) and estimated transition (assets)/ liabilities of the retirement-related benefit plans that will be amortized from AOCI into net periodic (income)/cost in 2015.

($ in millions)

	Defined Benefit		Nonpension Postretirement
	Pension Plans		Benefit Plans
	U.S. Plans	Non-U.S. Plans	U.S. Plan	Non-U.S. Plans
Net loss	$1,659	$1,693	$43	$11
Prior service costs/(credits)	10	(98)	(7)	(5)
Transition (assets)/liabilities	—	—	—	—

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

On March 24, 2014, the Supreme Court of Spain issued a ruling against IBM Spain in litigation involving its defined benefit and defined contribution plans. As a result of the ruling, the company recorded a pre-tax retirement-related obligation of $148 million in 2014 in selling, general and administrative expense in the Consolidated Statement of Earnings. This obligation is reflected in “Non-U.S. Plans—Multi-employer plans/other costs” in the table on page 134. To date, the rulings in this case are declaratory only.

In 2012, the High Court in London issued a ruling against IBM United Kingdom Limited and IBM United Kingdom Holdings Limited, both wholly owned subsidiaries of the company, in litigation involving one of IBM UK’s defined benefit plans. As a result of the ruling, the company recorded an additional pre-tax retirement-related obligation of $162 million in 2012 in selling, general and administrative expense in the Consolidated Statement of Earnings. See note M, “Contingencies and Commitments,” on page 123 for additional information regarding pension plan litigation matters.

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

	Defined Benefit Pension Plans
	U.S. Plans			Non-U.S. Plans
	2014	2013	2012	2014	2013	2012
Weighted-average assumptions used to measure net periodic (income)/cost for the year ended December 31
Discount rate	4.50%	3.60%	4.20%	3.32%	3.23%	4.28%
Expected long-term returns on plan assets	8.00%	8.00%	8.00%	6.08%	6.21%	6.26%
Rate of compensation increase	N/A	N/A	N/A	2.52%	2.51%	2.43%
Weighted-average assumptions used to measure benefit obligations at December 31
Discount rate	3.70%	4.50%	3.60%	2.34%	3.32%	3.23%
Rate of compensation increase	N/A	N/A	N/A	2.49%	2.52%	2.51%

N/A—Not applicable

	Nonpension Postretirement Benefit Plans
	U.S. Plan			Non-U.S. Plans
	2014	2013	2012	2014	2013	2012
Weighted-average assumptions used to measure net periodic cost for the year ended December 31
Discount rate	4.10%	3.30%	3.90%	7.78%	6.43%	7.37%
Expected long-term returns on plan assets	N/A	0.35%	N/A	10.22%	9.01%	9.01%
Weighted-average assumptions used to measure benefit obligations at December 31
Discount rate	3.40%	4.10%	3.30%	7.51%	7.78%	6.43%

N/A—Not applicable

Discount Rate

The discount rate assumptions used for retirement-related benefit plans accounting reflect the yields available on high-quality, fixed-income debt instruments at the measurement date. For the U.S. and certain non-U.S. countries, a portfolio of high-quality corporate bonds is used to construct a yield curve. The cash flows from the company’s expected benefit obligation payments are then matched to the yield curve to derive the discount rates. In other non-U.S. countries, where the markets for high-quality long-term bonds are not generally as well developed, a portfolio of long-term government bonds is used as a base, to which a credit spread is added to simulate corporate bond yields at these maturities in the jurisdiction of each plan, as the benchmark for developing the respective discount rates.

For the U.S. defined benefit pension plans, the changes in the discount rate assumptions impacted the net periodic (income)/ cost and the PBO. The changes in the discount rate assumptions resulted in an increase in 2014 net periodic income of $275 million, a decrease in 2013 net periodic income of $162 million and a decrease in 2012 net periodic income of $258 million. The changes in the discount rate assumptions resulted in an increase in the PBO of $4,437 million and a decrease of $4,785 million at December 31, 2014 and 2013, respectively.

For the U.S. nonpension postretirement benefit plans, the changes in the discount rate assumptions had no material impact on net periodic cost for the years ended December 31, 2014, 2013 and 2012 and resulted in an increase in the APBO of $256 million and a decrease of $298 million at December 31, 2014 and 2013, respectively.

For all of the company’s retirement-related benefit plans, the changes in the discount rate assumptions resulted in an increase in the benefit obligations of approximately $11.0 billion at December 31, 2014.

Notes to Consolidated Financial Statements

International Business Machines Corporation and Subsidiary Companies

Expected Long-Term Returns on Plan Assets

Expected returns on plan assets, a component of net periodic (income)/cost, represent the expected long-term returns on plan assets based on the calculated market-related value of plan assets. Expected long-term returns on plan assets take into account long-term expectations for future returns and the investment policies and strategies as described on page 139. These rates of return are developed by the company and are tested for reasonableness against historical returns. The use of expected long-term returns on plan assets may result in recognized pension income that is greater or less than the actual returns of those plan assets in any given year. Over time, however, the expected long-term returns are designed to approximate the actual long-term returns, and therefore result in a pattern of income and cost recognition that more closely matches the pattern of the services provided by the employees. Differences between actual and expected returns are recognized as a component of net loss or gain in AOCI, which is amortized as a component of net periodic (income)/cost over the service lives or life expectancy of the plan participants, depending on the plan, provided such amounts exceed certain thresholds provided by accounting standards. The market-related value of plan assets recognizes changes in the fair value of plan assets systematically over a five-year period in the expected return on plan assets line in net periodic (income)/cost.

For the U.S. defined benefit pension plan, the Qualified PPP, the expected long-term rate of return on plan assets of 8.00 percent remained constant for the years ended December 31, 2014, 2013 and 2012 and, consequently, had no incremental impact on net periodic (income)/cost. For 2015, the projected long-term rate of return on plan assets is approximately 7.5 percent.

For the nonpension postretirement benefit plans, the company maintains a highly liquid trust fund balance to ensure timely payments are made. As a result, for the years ended December 31, 2014, 2013 and 2012, the expected long-term return on plan assets and the actual return on those assets were not material.

Rate of Compensation Increases and Mortality Rate

The rate of compensation increases is determined by the company, based upon its long-term plans for such increases. The rate of compensation increase is not applicable to the U.S. defined benefit pension plans as benefit accruals ceased December 31, 2007 for all participants. Mortality rate assumptions are based on life expectancy and death rates for different types of participants. Mortality rates are periodically updated based on actual experience. In the U.S., the Society of Actuaries released new mortality tables in 2014 which the company utilized in its plan remeasurements at December 31, 2014. For the U.S. retirement-related benefit plans, the change in mortality assumptions resulted in an increase to the benefit obligations of approximately $2.6 billion.

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

For the PPP, the change in the interest crediting rate to 1.1 percent for the year ended December 31, 2014, from 1.2 percent for the year ended December 31, 2013, resulted in an increase in 2014 net periodic income of $8 million. The change in the interest crediting rate to 1.2 percent for the year ended December 31, 2013, from 1.1 percent for the year ended December 31, 2012, resulted in a decrease in 2013 net periodic income of $6 million. The change in the interest crediting rate to 1.1 percent for the year ended December 31, 2012, from 1.3 percent for the year ended December 31, 2011, resulted in an increase in 2012 net periodic income of $10 million.

Healthcare Cost Trend Rate

For nonpension postretirement benefit plan accounting, the company reviews external data and its own historical trends for healthcare costs to determine the healthcare cost trend rates. However, the healthcare cost trend rate has an insignificant effect on plan costs and obligations as a result of the terms of the plan which limit the company’s obligation to the participants. The company assumes that the healthcare cost trend rate for 2015 will be 7 percent. In addition, the company assumes that the same trend rate will decrease to 5 percent over the next four years. A one percentage point increase or decrease in the assumed healthcare cost trend rate would not have had a material effect on 2014, 2013 and 2012 net periodic cost or the benefit obligations as of December 31, 2014 and 2013.

Plan Assets

Retirement-related benefit plan assets are recognized and measured at fair value. Because of the inherent uncertainty of valuations, these fair value measurements may not necessarily reflect the amounts the company could realize in current market transactions.

Notes to Consolidated Financial Statements

International Business Machines Corporation and Subsidiary Companies

Investment Policies and Strategies

The investment objectives of the Qualified PPP portfolio are designed to generate returns that will enable the plan to meet its future obligations. The precise amount for which these obligations will be settled depends on future events, including the retirement dates and life expectancy of the plans’ participants. The obligations are estimated using actuarial assumptions, based on the current economic environment and other pertinent factors described on pages 137 through 138. The Qualified PPP portfolio’s investment strategy balances the requirement to generate returns, using potentially higher yielding assets such as equity securities, with the need to control risk in the portfolio with less volatile assets, such as fixed-income securities. Risks include, among others, inflation, volatility in equity values and changes in interest rates that could cause the plan to become underfunded, thereby increasing its dependence on contributions from the company. To mitigate any potential concentration risk, careful consideration is given to balancing the portfolio among industry sectors, companies and geographies, taking into account interest rate sensitivity, dependence on economic growth, currency and other factors that affect investment returns. In 2014, the company changed its investment strategy, modifying the target asset allocation, primarily by reducing equity securities and increasing debt securities. This change was designed to reduce the potential negative impact that equity markets might have on the funded status of the plan. As a result, the Qualified PPP portfolio’s target allocation is 33 percent equity securities, 57 percent fixed-income securities, 5 percent real estate and 5 percent other investments.

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

Market liquidity risks are tightly controlled, with $6,229 million of the Qualified PPP portfolio invested in private market assets consisting of private equities and private real estate investments, which are less liquid than publicly traded securities. As of December 31, 2014, the Qualified PPP portfolio had $2,629 million in commitments for future investments in private markets to be made over a number of years. These commitments are expected to be funded from plan assets.

Derivatives are used as an effective means to achieve investment objectives and/or as a component of the plan’s risk management strategy. The primary reasons for the use of derivatives are fixed income management, including duration, interest rate management and credit exposure, cash equitization and to manage currency and commodity strategies.

Outside the U.S., the investment objectives are similar to those described above, subject to local regulations. The weighted-average target allocation for the non-U.S. plans is 32 percent equity securities, 56 percent fixed-income securities, 2 percent real estate and 10 percent other investments, which is consistent with the allocation decisions made by the company’s management. The table on page 140 details the actual equity, fixed income, real estate and other types of investments for non-U.S. plans. In some countries, a higher percentage allocation to fixed income is required to manage solvency and funding risks. In others, the responsibility for managing the investments typically lies with a board that may include up to 50 percent of members elected by employees and retirees. This can result in slight differences compared with the strategies previously described. Generally, these non-U.S. plans do not invest in illiquid assets and their use of derivatives is consistent with the U.S. plan and mainly for currency hedging, interest rate risk management, credit exposure and alternative investment strategies.

The company’s nonpension postretirement benefit plans are underfunded or unfunded. For some plans, the company maintains a nominal, highly liquid trust fund balance to ensure timely benefit payments.

Notes to Consolidated Financial Statements

International Business Machines Corporation and Subsidiary Companies

Defined Benefit Pension Plan Assets

The following table presents the company’s defined benefit pension plans’ asset classes and their associated fair value at December 31, 2014. The U.S. Plan consists of the Qualified PPP and the Non-U.S. Plans consist of all plans sponsored by the company’s subsidiaries.

($ in millions)

	U.S. Plan				Non-U.S. Plans
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Equity
Equity securities(a)	$11,527	$1	$—	$11,528	$5,652	$—	$—	$5,652
Equity commingled/mutual funds(b)(c)	85	2,277	—	2,362	126	7,415	—	7,540
Fixed income
Government and related(d)	—	7,883	—	7,883	—	8,159	32	8,191
Corporate bonds(e)	—	18,828	4	18,832	—	2,063	1	2,063
Mortgage and asset-backed securities	—	567	20	587	—	238	—	238
Fixed income commingled/mutual funds(b)(f)	312	3,118	295	3,725	87	9,715	—	9,802
Insurance contracts	—	—	—	—	—	1,053	—	1,053
Cash and short-term investments(g)	345	2,304	—	2,650	158	393	—	551
Hedge funds	—	1,474	889	2,362	—	745	—	745
Private equity(h)	—	—	3,287	3,287	—	—	513	513
Private real estate(h)	—	—	2,942	2,942	—	—	664	664
Derivatives(i)	(55)	3	—	(53)	2	846	—	848
Other commingled/mutual funds(b)(j)	—	—	—	—	33	1,513	220	1,766
Subtotal	12,214	36,455	7,437	56,106	6,056	32,139	1,429	39,625
Other(k)	—	—	—	(333)	—	—	—	(82)
Fair value of plan assets	$12,214	$36,455	$7,437	$55,772	$6,056	$32,139	$1,429	$39,543

(a) Represents U.S. and international securities. The U.S. Plan includes IBM common stock of $55 million, representing 0.1 percent of the U.S. Plan assets. Non-U.S. Plans include IBM common stock of $21 million, representing 0.1 percent of the non-U.S. Plans assets.

(b) Commingled funds represent pooled institutional investments.

(c) Invests in predominantly equity securities.

(d) Includes debt issued by national, state and local governments and agencies.

(e) The U.S. Plan includes IBM corporate bonds of $10 million, representing 0.02 percent of the U.S. Plan assets. Non-U.S. plans include IBM corporate bonds of $4 million representing 0.01 percent of the non-U.S. Plan assets.

(f) Invests in predominantly fixed-income securities.

(g) Includes cash and cash equivalents and short-term marketable securities.

(h) Primarily includes limited partnerships.

(i) Includes interest rate derivatives, forwards, exchange traded and other over-the-counter derivatives.

( j) Invests in both equity and fixed-income securities.

(k) Represents net unsettled transactions, relating primarily to purchases and sales of plan assets.

The U.S. nonpension postretirement benefit plan assets of $16 million were invested in cash, categorized as Level 1 in the fair value hierarchy. The Non-U.S. nonpension postretirement benefit plan assets of $84 million, primarily in Brazil, and, to a lesser extent, in Mexico and South Africa, were invested primarily in government and related fixed-income securities and corporate bonds, categorized as Level 2 in the fair value hierarchy.

Notes to Consolidated Financial Statements

International Business Machines Corporation and Subsidiary Companies

The following table presents the company’s defined benefit pension plans’ asset classes and their associated fair value at December 31, 2013. The U.S. Plan consists of the Qualified PPP and the Non-U.S. Plans consist of all plans sponsored by the company’s subsidiaries.

($ in millions)

	U.S. Plan				Non-U.S. Plans
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Equity
Equity securities(a)	$15,929	$—	$—	$15,929	$6,489	$—	$—	$6,489
Equity commingled/mutual funds(b)(c)	216	2,593	—	2,809	132	8,325	—	8,457
Fixed income
Government and related(d)	—	7,093	1	7,094	—	8,682	42	8,724
Corporate bonds(e)	—	14,639	5	14,644	—	1,881	4	1,885
Mortgage and asset-backed securities	—	691	19	709	—	8	—	8
Fixed income commingled/mutual funds(b)(f)	221	716	274	1,211	75	8,596	—	8,670
Insurance contracts	—	—	—	—	—	1,196	—	1,196
Cash and short-term investments(g)	427	1,915	—	2,343	154	451	—	605
Hedge funds	—	1,368	860	2,228	—	740	—	740
Private equity(h)	—	—	3,771	3,771	—	—	410	410
Private real estate(h)	—	—	3,038	3,038	—	—	655	655
Derivatives(i)	1	6	—	7	1	150	—	151
Other commingled/mutual funds(b)(j)	—	—	—	—	36	1,518	—	1,554
Subtotal	16,795	29,021	7,968	53,784	6,886	31,547	1,110	39,544
Other(k)	—	—	—	170	—	—	—	(80)
Fair value of plan assets	$16,795	$29,021	$7,968	$53,954	$6,886	$31,547	$1,110	$39,464

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

Notes to Consolidated Financial Statements

International Business Machines Corporation and Subsidiary Companies

The following tables present the reconciliation of the beginning and ending balances of Level 3 assets for the years ended December 31, 2014 and 2013 for the U.S. Plan.

($ in millions)

			Mortgage
			and Asset-	Fixed Income
	Government	Corporate	Backed	Commingled/	Hedge	Private	Private
	and Related	Bonds	Securities	Mutual Funds	Funds	Equity	Real Estate	Total
Balance at January 1, 2014	$1	$5	$19	$274	$860	$3,771	$3,038	$7,968
Return on assets held at end of year	—	0	0	21	28	(10)	197	238
Return on assets sold during the year	—	0	0	—	—	332	199	531
Purchases, sales and settlements, net	—	0	(3)	—	—	(807)	(492)	(1,302)
Transfers, net	(1)	(1)	4	—	—	—	—	2
Balance at December 31, 2014	$—	$4	$20	$295	$889	$3,287	$2,942	$7,437

($ in millions)

			Mortgage
			and Asset-	Fixed Income
	Government	Corporate	Backed	Commingled/	Hedge	Private	Private
	and Related	Bonds	Securities	Mutual Funds	Funds	Equity	Real Estate	Total
Balance at January 1, 2013	$6	$11	$45	$267	$756	$4,085	$2,861	$8,032
Return on assets held at end of year	0	0	(1)	7	104	1,104	889	2,103
Return on assets sold during the year	0	0	0	—	0	(528)	(412)	(939)
Purchases, sales and settlements, net	(5)	3	0	—	0	(891)	(301)	(1,194)
Transfers, net	0	(8)	(26)	—	—	—	—	(33)
Balance at December 31, 2013	$1	$5	$19	$274	$860	$3,771	$3,038	$7,968

The following tables present the reconciliation of the beginning and ending balances of Level 3 assets for the years ended December 31, 2014 and 2013 for the non-U.S. Plans.

($ in millions)

					Other
	Government	Corporate	Private	Private	Commingled/
	and Related	Bonds	Equity	Real Estate	Mutual Funds	Total
Balance at January 1, 2014	$42	$4	$410	$655	$—	$1,110
Return on assets held at end of year	3	0	26	83	26	138
Return on assets sold during the year	0	0	46	(12)	—	34
Purchases, sales and settlements, net	(8)	(3)	75	(13)	104	155
Transfers, net	—	—	0	—	102	102
Foreign exchange impact	(5)	0	(45)	(49)	(12)	(110)
Balance at December 31, 2014	$32	$1	$513	$664	$220	$1,429

($ in millions)

	Government	Corporate	Private	Private
	and Related	Bonds	Equity	Real Estate	Total
Balance at January 1, 2013	$76	$5	$353	$609	$1,042
Return on assets held at end of year	(12)	0	1	33	22
Return on assets sold during the year	1	0	18	(3)	16
Purchases, sales and settlements, net	(24)	(1)	26	1	1
Foreign exchange impact	2	0	12	15	29
Balance at December 31, 2013	$42	$4	$410	$655	$1,110

Notes to Consolidated Financial Statements

International Business Machines Corporation and Subsidiary Companies

Valuation Techniques

The following is a description of the valuation techniques used to measure plan assets at fair value. There were no changes in valuation techniques during 2014 and 2013.

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

The company contributed $465 million and $449 million in cash to non-U.S. defined benefit pension plans and $54 million and $57 million in cash to non-U.S. multi-employer plans during the years ended December 31, 2014 and 2013, respectively. The cash contributions to multi-employer plans represent the annual cost included in net periodic (income)/cost recognized in the Consolidated Statement of Earnings. The company has no liability for participants in multi-employer plans other than its own employees. As a result, the company’s participation in multi-employer plans has no material impact on the company’s financial statements.

In 2015, the company is not legally required to make any contributions to the U.S. defined benefit pension plans. However, depending on market conditions, or other factors, the company may elect to make discretionary contributions to the Qualified PPP during the year.

The Pension Protection Act of 2006 (the Act), enacted into law in 2006, is a comprehensive reform package that, among other provisions, increases pension funding requirements for certain U.S. defined benefit plans, provides guidelines for measuring pension plan assets and pension obligations for funding purposes and raises tax deduction limits for contributions to retirement-related benefit plans. The additional funding requirements by the Act apply to plan years beginning after December 31, 2007. The Act was updated by the Worker, Retiree and Employer Recovery Act of 2008, which revised the funding requirements in the Act by clarifying that pension plans may smooth the value of pension plans over 24 months. At December 31, 2014, no mandatory contribution was required for 2015.

In 2015, the company estimates contributions to its non-U.S. defined benefit and multi-employer plans to be approximately $600 million, the largest of which will be contributed to defined benefit pension plans in the UK, Japan and the Netherlands. This amount represents the legally mandated minimum contributions. Financial market performance in 2015 could increase the legally mandated minimum contribution in certain countries which require monthly or daily remeasurement of the funded status. The company could also elect to contribute more than the legally mandated amount based on market conditions or other factors.

Notes to Consolidated Financial Statements

International Business Machines Corporation and Subsidiary Companies

Defined Contribution Plans

The company contributed $1,239 million and $1,361 million in cash to the defined contribution plans during the years ended December 31, 2014 and 2013, respectively. In 2015, the company estimates cash contributions to the defined contribution plans to be approximately $1.2 billion.

Nonpension Postretirement Benefit Plans

The company contributed $144 million and $80 million to the nonpension postretirement benefit plans during the years ended December 31, 2014 and 2013, respectively. These contribution amounts exclude the Medicare-related subsidy discussed on page 145.

Expected Benefit Payments

Defined Benefit Pension Plan Expected Payments

The following table presents the total expected benefit payments to defined benefit pension plan participants. These payments have been estimated based on the same assumptions used to measure the plans’ PBO at December 31, 2014 and include benefits attributable to estimated future compensation increases, where applicable.

($ in millions)

					Total
	Qualified	Nonqualified	Qualified	Nonqualified	Expected
	U.S. Plan	U.S. Plans	Non-U.S. Plans	Non-U.S. Plans	Benefit
	Payments	Payments	Payments	Payments	Payments
2015	$3,449	$113	$1,849	$348	$5,758
2016	3,476	115	1,854	344	5,790
2017	3,492	117	1,880	348	5,837
2018	3,501	118	1,911	357	5,887
2019	3,458	120	1,949	374	5,901
2020—2024	17,566	607	10,290	2,060	30,523

The 2015 expected benefit payments to defined benefit pension plan participants not covered by the respective plan assets (underfunded plans) represent a component of compensation and benefits, within current liabilities, in the Consolidated Statement of Financial Position.

Nonpension Postretirement Benefit Plan Expected Payments

The following table reflects the total expected benefit payments to nonpension postretirement benefit plan participants. These payments have been estimated based on the same assumptions used to measure the plans’ APBO at December 31, 2014.

($ in millions)

				Total
		Qualified	Nonqualified	Expected
	U.S. Plan	Non-U.S. Plans	Non-U.S. Plans	Benefit
	Payments	Payments	Payments	Payments
2015	$426	$8	$31	$465
2016	405	8	35	448
2017	410	9	38	457
2018	412	9	41	463
2019	412	10	44	466
2020—2024	1,871	59	257	2,187

The 2015 expected benefit payments to nonpension postretirement benefit plan participants not covered by the respective plan assets represent a component of compensation and benefits, within current liabilities, in the Consolidated Statement of Financial Position.

Notes to Consolidated Financial Statements

International Business Machines Corporation and Subsidiary Companies

Medicare Prescription Drug Act

In connection with the Medicare Prescription Drug Improvement and Modernization Act of 2003, the company qualified to receive a federal subsidy through 2013. Due to benefit plan changes effective January 1, 2014, the company did not qualify for the subsidy as of that date. The company received total subsidies of $23 million and $30 million for prescription drug-related coverage during the years ended December 31, 2014 and 2013, respectively, which were utilized to reduce the company contributions to the U.S. nonpension postretirement benefit plan. The company is also expected to receive additional subsidies after 2014 to true up the final subsidy amount due to IBM under the Act.

Other Plan Information

The following table presents information for defined benefit pension plans with accumulated benefit obligations (ABO) in excess of plan assets. For a more detailed presentation of the funded status of the company’s defined benefit pension plans, see the table on page 135.

($ in millions)

	2014		2013
	Benefit	Plan	Benefit	Plan
At December 31:	Obligation	Assets	Obligation	Assets
Plans with PBO in excess of plan assets	$34,976	$21,655	$41,003	$29,223
Plans with ABO in excess of plan assets	33,148	20,680	40,315	29,213
Plans with assets in excess of PBO	71,501	73,660	58,651	64,194

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

Information about each segment’s business and the products and services that generate each segment’s revenue is located in the “Description of Business” section on pages 29 to 31, and in “Segment Details,” on pages 33 to 38 in the Management Discussion.

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

Notes to Consolidated Financial Statements

International Business Machines Corporation and Subsidiary Companies

The following tables reflect the results of continuing operations of the company’s segments consistent with the management and measurement system utilized within the company. Performance measurement is based on pre-tax income from continuing operations. These results are used, in part, by senior management, both in evaluating the performance of, and in allocating resources to, each of the segments.

Management System Segment View

($ in millions)

	Global Services Segments
	Global	Global
	Technology	Business		Systems and	Global	Total
For the year ended December 31:	Services	Services	Software	Technology*	Financing	Segments*
2014
External revenue	$37,130	$17,825	$25,434	$9,996	$2,034	$92,418
Internal revenue	934	543	3,496	647	2,488	8,108
Total revenue	$38,063	$18,367	$28,931	$10,643	$4,522	$100,527
Pre-tax income from continuing operations	$6,340	$2,999	$10,699	$34	$2,189	$22,262
Revenue year-to-year change	(3.9)%	(3.9)%	(0.7)%	(21.6)%	5.1%	(4.9)%
Pre-tax income year-to-year change	(9.2)%	(6.7)%	(3.7)%	(84.1)%	0.8%	(6.0)%
Pre-tax income margin	16.7%	16.3%	37.0%	0.3%	48.4%	22.1%

2013*
External revenue	$38,551	$18,396	$25,932	$12,988	$2,022	$97,889
Internal revenue	1,063	714	3,191	593	2,282	7,843
Total revenue	$39,615	$19,109	$29,123	$13,581	$4,304	$105,732
Pre-tax income from continuing operations	$6,983	$3,214	$11,106	$213	$2,171	$23,687
Revenue year-to-year change	(4.3)%	(0.9)%	1.4%	(18.7)%	5.7%	(4.0)%
Pre-tax income year-to-year change	0.3%	7.7%	2.7%	(88.6)%	6.8%	(3.9)%
Pre-tax income margin	17.6%	16.8%	38.1%	1.6%	50.4%	22.4%

2012*
External revenue	$40,236	$18,566	$25,448	$16,034	$2,013	$102,297
Internal revenue	1,166	719	3,274	676	2,060	7,896
Total revenue	$41,402	$19,286	$28,722	$16,710	$4,073	$110,193
Pre-tax income from continuing operations	$6,961	$2,983	$10,810	$1,866	$2,034	$24,653
Revenue year-to-year change	(1.7)%	(4.0)%	1.8%	(7.0)%	(2.9)%	(2.1)%
Pre-tax income year-to-year change	10.8%	(0.8)%	8.4%	(11.6)%	1.1%	5.4%
Pre-tax income margin	16.8%	15.5%	37.6%	11.2%	49.9%	22.4%

* Reclassified to reflect discontinued operations presentation.

Notes to Consolidated Financial Statements

International Business Machines Corporation and Subsidiary Companies

Reconciliations of IBM as Reported

($ in millions)

For the year ended December 31:	2014	2013*	2012*
Revenue
Total reportable segments	$100,527	$105,732	$110,193
Other revenue and adjustments	374	478	577
Elimination of internal transactions	(8,108)	(7,843)	(7,896)
Total IBM consolidated revenue	$92,793	$98,367	$102,874

($ in millions)

For the year ended December 31:	2014	2013*	2012*
Pre-tax income from continuing operations:
Total reportable segments	$22,262	$23,687	$24,653
Amortization of acquired intangible assets	(791)	(758)	(703)
Acquisition-related charges	(12)	(46)	(36)
Non-operating retirement- related (costs)/income	(353)	(1,062)	(538)
Elimination of internal transactions	(1,914)	(1,480)	(1,197)
Unallocated corporate amounts**	795	(98)	361
Total income from continuing operations, before tax	$19,986	$20,244	$22,540

* Reclassified to reflect discontinued operations presentation.

** The 2014, 2013 and 2012 amounts include the gain related to the Retail Store Solutions divestiture. The 2014 amount also includes the net gain related to the industry standard server divestiture.

Immaterial Items

Investment in Equity Alliances and Equity Alliances Gains/(Losses)

The investments in equity alliances and the resulting gains and (losses) from these investments that are attributable to the segments did not have a material effect on the financial position or the financial results of the segments.

Segment Assets and Other Items

Global Technology Services assets are primarily plant, property and equipment, including the assets associated with the outsourcing business, goodwill, accounts receivable, deferred services arrangement transition costs, maintenance parts inventory and acquired intangible assets. Global Business Services assets are primarily goodwill and accounts receivable. Software assets are mainly goodwill, acquired intangible assets and accounts receivable. Systems and Technology assets are primarily plant, property and equipment, goodwill, manufacturing inventory and accounts receivable. Global Financing assets are primarily financing receivables and fixed assets under operating leases.

To ensure the efficient use of the company’s space and equipment, several segments may share plant, property and equipment assets. Where assets are shared, landlord ownership of the assets is assigned to one segment and is not allocated to each user segment. This is consistent with the company’s management system and is reflected accordingly in the table on page 148. In those cases, there will not be a precise correlation between segment pre-tax income and segment assets.

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

Global Financing amounts for interest income and interest expense reflect the interest income and interest expense associated with the Global Financing business, including the intercompany financing activities discussed on page 31, as well as the income from investment in cash and marketable securities. The explanation of the difference between cost of financing and interest expense for segment presentation versus presentation in the Consolidated Statement of Earnings is included on page 76 of the Management Discussion.

Notes to Consolidated Financial Statements

International Business Machines Corporation and Subsidiary Companies

Management System Segment View

($ in millions)

	Global Services Segments
	Global	Global
	Technology	Business		Systems and	Global	Total
For the year ended December 31:	Services	Services	Software	Technology**	Financing	Segments**
2014
Assets	$17,245	$7,795	$25,813	$4,235	$38,845	$93,933
Depreciation/amortization of intangibles*	1,873	58	1,210	712	455	4,308
Capital expenditures/investments in intangibles	2,272	33	534	600	482	3,921
Interest income	—	—	—	—	1,951	1,951
Interest expense	—	—	—	—	518	518

2013**
Assets	$18,048	$8,311	$27,101	$4,901	$40,138	$98,499
Depreciation/amortization of intangibles*	1,670	72	1,211	435	574	3,963
Capital expenditures/investments in intangibles	1,938	69	540	395	467	3,410
Interest income	—	—	—	—	1,904	1,904
Interest expense	—	—	—	—	405	405

2012**
Assets	$15,884	$8,022	$26,291	$5,092	$38,882	$94,170
Depreciation/amortization of intangibles*	1,597	75	1,157	404	853	4,088
Capital expenditures/investments in intangibles	1,760	42	618	517	708	3,644
Interest income	—	—	—	—	1,972	1,972
Interest expense	—	—	—	—	410	410

* Segment pre-tax income from continuing operations does not include the amortization of intangible assets.

** Reclassified to reflect discontinued operations presentation.

Notes to Consolidated Financial Statements

International Business Machines Corporation and Subsidiary Companies

Reconciliations of IBM as Reported

($ in millions)

At December 31:	2014	2013*	2012*
Assets
Total reportable segments	$93,933	$98,499	$94,170
Elimination of internal transactions	(5,193)	(4,740)	(4,943)
Unallocated amounts
Cash and marketable securities	7,182	9,697	9,779
Notes and accounts receivable	4,253	2,907	3,987
Deferred tax assets	6,643	4,532	5,194
Plant, other property and equipment	2,169	4,827	4,900
Pension assets	2,160	5,551	945
Other	6,386	4,949	5,181
Total IBM consolidated assets	$117,532	$126,223	$119,213

* Reclassified to reflect discontinued operations presentation.

Major Clients

No single client represented 10 percent or more of the company’s total revenue in 2014, 2013 or 2012.

Geographic Information

The following provides information for those countries that are 10 percent or more of the specific category.

Revenue*

($ in millions)

For the year ended December 31:	2014	2013**	2012**
United States	$32,021	$33,427	$34,653
Japan	8,382	9,070	10,696
Other countries	52,390	55,871	57,525
Total IBM consolidated revenue	$92,793	$98,367	$102,874

* Revenues are attributed to countries based on the location of the client.

** Reclassified to reflect discontinued operations presentation.

Plant and Other Property—Net

($ in millions)

At December 31:	2014	2013	2012
United States	$4,388	$6,723	$6,555
Other countries	5,690	6,257	6,299
Total	$10,078	$12,979	$12,854

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

($ in millions)

For the year ended December 31:	2014	2013*	2012*
Global Technology Services
Services	$28,817	$29,953	$31,161
Maintenance	6,853	7,111	7,343
Systems	1,294	1,322	1,574
Software	165	164	159
Global Business Services
Services	$17,515	$18,065	$18,216
Software	185	221	208
Systems	124	109	142
Software
Software	$22,722	$23,420	$23,144
Services	2,712	2,512	2,304
Systems and Technology*
Servers	$7,320	$9,946	$12,623
Storage	2,676	3,041	3,411
Global Financing
Financing	$1,543	$1,493	$1,471
Used equipment sales	491	529	542

* Reclassified to reflect discontinued operations presentation.

NOTE U.

SUBSEQUENT EVENTS

On January 27, 2015, the company announced that the Board of Directors approved a quarterly dividend of $1.10 per common share. The dividend is payable March 10, 2015 to shareholders of record on February 10, 2015.

On February 4, 2015, the company issued $2.0 billion in bonds as follows: $1.5 billion of 3-year fixed-rate bonds with a 1.125 percent coupon and $0.5 billion of 3-year floating-rate bonds priced at LIBOR plus 19 basis points.

Five-Year Comparison of Selected Financial Data

International Business Machines Corporation and Subsidiary Companies

($ in millions except per share amounts)

For the year ended December 31:	2014	2013	2012	2011	2010
Revenue	$92,793	$98,367	$102,874	$105,056	$98,018
Income from continuing operations	$15,751	$16,881	$16,999	$16,108	$15,082
Loss from discontinued operations, net of tax	$(3,729)	$(398)	$(395)	$(253)	$(249)
Net income	$12,022	$16,483	$16,604	$15,855	$14,833
Operating (non-GAAP) earnings	$16,702	$18,356	$18,022	$16,571	$15,272
Earnings/(loss) per share of common stock:
Assuming dilution:
Continuing operations	$15.59	$15.30	$14.71	$13.27	$11.71
Discontinued operations	$(3.69)	$(0.36)	$(0.34)	$(0.21)	$(0.19)
Total	$11.90	$14.94	$14.37	$13.06	$11.52
Basic:
Continuing operations	$15.68	$15.42	$14.88	$13.46	$11.89
Discontinued operations	$(3.71)	$(0.36)	$(0.35)	$(0.21)	$(0.20)
Total	$11.97	$15.06	$14.53	$13.25	$11.69
Diluted operating (non-GAAP)	$16.53	$16.64	$15.60	$13.65	$11.86
Cash dividends paid on common stock	$4,265	$4,058	$3,773	$3,473	$3,177
Per share of common stock	4.25	3.70	3.30	2.90	2.50
Investment in property, plant and equipment	$3,740	$3,623	$4,082	$4,108	$4,185
Return on IBM stockholders’ equity	72.5%	83.8%	81.6%	71.2%	66.8%

At December 31:	2014	2013	2012	2011	2010
Total assets	$117,532	$126,223	$119,213	$116,433	$113,452
Net investment in property, plant and equipment	$10,771	$13,821	$13,996	$13,883	$14,096
Working capital	$9,822	$11,196	$5,807	$8,805	$7,554
Total debt	$40,804	$39,718	$33,269	$31,320	$28,624
Total equity	$12,014	$22,929	$18,984	$20,236	$23,172

GAAP Reconciliation

Refer to the “GAAP Reconciliation,” on pages 45 and 63 for the reconciliation of non-GAAP financial information for 2014, 2013 and 2012. See the adjacent table for the reconciliation of non-GAAP financial information for 2011 and 2010. The reconciling items, as described in the “Operating (non-GAAP) Earnings,” section on page 22, have not changed from previously reported amounts.

($ in millions except per share amounts)

For the year ended December 31:	2011	2010
As reported:
Revenue	$106,916	$99,870
Net income	15,855	14,833
Operating (non-GAAP) earnings	16,318	15,023
Diluted earnings per share	13.06	11.52
Diluted operating (non-GAAP) earnings per share	13.44	11.67
Continuing operations:
Revenue	105,056	98,018
Income from continuing operations	16,108	15,082
Diluted earnings per share	13.27	11.71
Discontinued operations:
Revenue	1,859	1,853
Loss from discontinued operations, net of tax	(253)	(249)
Diluted earnings per share	(0.21)	(0.19)
Operating (non-GAAP):
Operating (non-GAAP) earnings	16,571	15,272
Diluted operating (non-GAAP) earnings per share	13.65	11.86

Selected Quarterly Data

International Business Machines Corporation and Subsidiary Companies

($ in millions except per share amounts and stock prices)

2014	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Full Year
Revenue	$22,236	$24,047	$22,397	$24,113	$92,793
Gross profit	$10,627	$12,044	$10,874	$12,862	$46,407
Income from continuing operations	$2,530	$4,251	$3,455	$5,515	$15,751
Loss from discontinued operations, net of tax	$(146)	$(115)	$(3,437)	$(31)	$(3,729)
Net income	$2,384	$4,137	$18	$5,484	$12,022
Operating (non-GAAP) earnings***	$2,790	$4,456	$3,671	$5,785	$16,702
Earnings per share of common stock*
Assuming dilution:
Continuing operations	$2.43	$4.23	$3.46	$5.54	$15.59
Discontinued operations	$(0.14)	$(0.11)	$(3.44)	$(0.03)	$(3.69)
Total	$2.29	$4.12	$0.02	$5.51	$11.90
Basic:
Continuing operations	$2.44	$4.25	$3.48	$5.57	$15.68
Discontinued operations	$(0.14)	$(0.11)	$(3.46)	$(0.03)	$(3.71)
Total	$2.30	$4.14	$0.02	$5.54	$11.97
Diluted operating (non-GAAP)***	$2.68	$4.43	$3.68	$5.81	$16.53
Dividends per share of common stock	$0.95	$1.10	$1.10	$1.10	$4.25
Stock prices++
High	$195.63	$199.21	$196.40	$190.89
Low	$172.19	$179.27	$181.70	$150.50

($ in millions except per share amounts and stock prices)

2013	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Full Year
Revenue	$23,101	$24,544	$23,338	$27,385	$98,367
Gross profit	$10,734	$12,184	$11,429	$14,337	$48,684
Income from continuing operations	$3,161	$3,365	$4,139	$6,216	$16,881
Loss from discontinued operations, net of tax	$(129)	$(138)	$(98)	$(32)	$(398)
Net income	$3,032	$3,226	$4,041	$6,185	$16,483
Operating (non-GAAP) earnings***	$3,505	$3,718	$4,485	$6,649	$18,356
Earnings per share of common stock*
Assuming dilution:
Continuing operations	$2.81	$3.03	$3.77	$5.76	$15.30
Discontinued operations	$(0.11)	$(0.12)	$(0.09)	$(0.03)	$(0.36)
Total	$2.70	$2.91	$3.68	$5.73	$14.94
Basic:
Continuing operations	$2.84	$3.06	$3.79	$5.80	$15.42
Discontinued operations	$(0.12)	$(0.13)	$(0.09)	$(0.03)	$(0.36)
Total	$2.72	$2.93	$3.70	$5.77	$15.06
Diluted operating (non-GAAP)***	$3.12	$3.35	$4.08	$6.16	$16.64
Dividends per share of common stock	$0.85	$0.95	$0.95	$0.95	$3.70
Stock prices++
High	$215.90	$214.89	$200.94	$187.79
Low	$190.39	$187.68	$181.10	$172.57

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
***

Refer to pages 44 and 45 in Attachment II of the company’s Form 8-K filed on January 20, 2015 and Attachment A of the company’s Form 8-K (Item 8.01) filed on October 20, 2014 for the reconciliation of non-GAAP financial information for the first and second quarters of 2014 and 2013, respectively. Refer to page 86 of the company’s third-quarter 2014 Form 10-Q filed on October 28, 2014 for the reconciliation of non-GAAP financial information for the third quarter of 2014 and 2013. See also the “GAAP Reconciliation,” sections on pages 45, 46 and 52 for the reconciliation of non-GAAP financial information for the full year and fourth quarter of 2014 and 2013, respectively. The reconciling items described in the “Operating (non-GAAP) Earnings,” section on page 22 have not changed from previously reported amounts.

Performance Graph

International Business Machines Corporation and Subsidiary Companies

COMPARISON OF FIVE-YEAR CUMULATIVE TOTAL RETURN FOR IBM, S&P 500 STOCK INDEX AND S&P INFORMATION TECHNOLOGY INDEX

The following graph compares the five-year cumulative total returns for IBM common stock with the comparable cumulative return of certain Standard & Poor’s (S&P) indices. Due to the fact that IBM is a company included in the S&P 500 Stock Index, the SEC’s rules require the use of that index. Under those rules, the second index used for comparison may be a published industry or line-of-business index. The S&P Information Technology Index is such an index. IBM is also included in this index.

The graph assumes $100 invested on December 31 (of the initial year shown in the graph) in IBM common stock and $100 invested on the same date in each of the S&P indices. The comparisons assume that all dividends are reinvested.

(U.S. Dollar)	2009	2010	2011	2012	2013	2014
IBM Common Stock	$100.00	$114.28	$145.62	$154.26	$153.98	$134.89
S&P 500 Index	100.00	115.06	117.49	136.30	180.44	205.14
S&P Information Technology Index	100.00	110.19	112.84	129.57	166.41	199.89

Board of Directors and Senior Leadership

International Business Machines Corporation and Subsidiary Companies

BOARD OF DIRECTORS

Alain J.P. Belda	Alex Gorsky	Virginia M. Rometty
Managing Director	Chairman and Chief Executive Officer	Chairman, President and
Warburg Pincus LLC	Johnson & Johnson	Chief Executive Officer
IBM
William R. Brody	Shirley Ann Jackson
President	President	Joan E. Spero
Salk Institute for Biological Studies	Rensselaer Polytechnic Institute	Adjunct Senior Research Scholar
Columbia University School of
Kenneth I. Chenault	Andrew N. Liveris	International and Public Affairs
Chairman and Chief Executive Officer	Chairman, President and
American Express Company	Chief Executive Officer	Sidney Taurel
	The Dow Chemical Company	Senior Advisor
Michael L. Eskew		Moelis & Company
Retired Chairman and	W. James McNerney, Jr.
Chief Executive Officer	Chairman and Chief Executive Officer	Peter R. Voser
United Parcel Service, Inc.	The Boeing Company	Retired Chief Executive Officer
Royal Dutch Shell plc
David N. Farr	James W. Owens
Chairman and Chief Executive Officer	Retired Chairman and
Emerson Electric Co.	Chief Executive Officer
Caterpillar Inc.

SENIOR LEADERSHIP

Colleen F. Arnold	Martin Jetter	Robert J. Picciano
Senior Vice President	Senior Vice President	Senior Vice President
IBM Sales and Distribution	IBM Global Technology Services	IBM Analytics

Simon J. Beaumont	James J. Kavanaugh	Michael D. Rhodin
Vice President	Senior Vice President	Senior Vice President
Tax and Treasurer	Transformation and Operations	IBM Watson

Michelle H. Browdy	John E. Kelly III	Virginia M. Rometty
Senior Vice President	Senior Vice President	Chairman, President and
Legal and Regulatory Affairs,	Solutions Portfolio and Research	Chief Executive Officer
and General Counsel
	Kenneth M. Keverian	Thomas W. Rosamilia
Erich Clementi	Senior Vice President	Senior Vice President
Senior Vice President	Corporate Strategy	IBM Systems
IBM Sales and Distribution
	Arvind Krishna	Martin J. Schroeter
Bruno V. Di Leo Allen	Senior Vice President and Director	Senior Vice President and
Senior Vice President	IBM Research	Chief Financial Officer
IBM Sales and Distribution
	Robert J. LeBlanc	Stanley J. Sutula III
Diane J. Gherson	Senior Vice President	Vice President and Controller
Senior Vice President	IBM Cloud
Human Resources		Bridget A. van Kralingen
	Steven A. Mills	Senior Vice President
Jon C. Iwata	Executive Vice President	IBM Global Business Services
Senior Vice President	Software and Systems
Marketing and Communications
Christina M. Montgomery
Vice President
Assistant General Counsel
and Secretary

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

Annual Meeting

The IBM Annual Meeting of Stockholders will be held on Tuesday, April 28, 2015, at 10 a.m. in the Statehouse Convention Center, Little Rock, Arkansas.

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

An audio recording of the 2014 Annual Report will be available for sight-impaired stockholders in June 2015.

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

General Information

Stockholders of record can receive online account information and answers to frequently asked questions regarding stockholder accounts on the Internet (www.ibm.com/investor). Stockholders of record can also consent to receive future IBM Annual Reports and Proxy Statements online through this site.

For answers to general questions about IBM from within the continental United States, call (800) IBM-4YOU. From outside the United States, Canada and Puerto Rico, call (914) 499-1900.

International Business Machines Corporation

New Orchard Road, Armonk, New York 10504

(914) 499-1900

AIX, Algorithmics, BladeCenter, Cognos, DemandTec, Emptoris, IBM, IBM Flex System, IBM SmartCloud, InfoSphere, Kenexa, Netezza, OpenPOWER, POWER, POWER7+, POWER8, Power Systems, PureData, Pure Systems, Q1 Labs, Rational, Smarter Analytics, Smarter Cities, Smarter Commerce, Smarter Planet, SoftLayer, SPSS, StoredIQ, Storwize, System x, System z, Tealeaf, Tivoli,TRIRIGA, Varicent, Vivisimo, WebSphere, Worklight and Xtify are trademarks or registered trademarks of International Business Machines Corporation or its wholly owned subsidiaries. Lenovo is a trademark of Lenovo Group Limited in the United States, other countries, or both. Linux is a registered trademark of Linus Torvalds in the United States, other countries, or both. Oracle is a registered trademark of Oracle Corporation. UNIX is a registered trademark of the Open Group in the United States and other countries. Other company, product and service names may be trademarks or service marks of others. The IBM Annual Report is printed on recycled paper and is recyclable.

Printed in the U.S.A.                                    COL03002-USEN-04

Design: VSA Partners, Inc.                              Printing: RR Donnelley