Form 10-K, Exhibit 13
period 2015-12-31
INTERNATIONAL BUSINESS MACHINES CORP
filed 2016-02-23
CIK 51143

Exhibit 13

Report of Financials

International Business Machines Corporation and Subsidiary Companies

MANAGEMENT DISCUSSION
Overview		18
Forward-Looking and Cautionary Statements		19
Management Discussion Snapshot		19
Description of Business		22
Year in Review		29
Prior Year in Review		49
Other Information		60
Looking Forward		60
Liquidity and Capital Resources		61
Critical Accounting Estimates		64
Currency Rate Fluctuations		67
Market Risk		68
Financing Risks		68
Cybersecurity		68
Employees and Related Workforce		69
Global Financing		69

Report of Management		74

Report of Independent Registered Public Accounting Firm		75

CONSOLIDATED FINANCIAL STATEMENTS
Earnings		76
Comprehensive Income		77
Financial Position		78
Cash Flows		79
Changes in Equity		80

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS
A	Significant Accounting Policies	82
B	Accounting Changes	92
C	Acquisitions/Divestitures	93
D	Financial Instruments	99
E	Inventories	106
F	Financing Receivables	106
G	Property, Plant and Equipment	109
H	Investments and Sundry Assets	110
I	Intangible Assets Including Goodwill	110
J	Borrowings	111
K	Other Liabilities	114
L	Equity Activity	114
M	Contingencies and Commitments	118
N	Taxes	120
O	Research, Development and Engineering	123
P	Earnings Per Share of Common Stock	123
Q	Rental Expense and Lease Commitments	124
R	Stock-Based Compensation	124
S	Retirement-Related Benefits	127
T	Segment Information	141
U	Subsequent Events	146

Five-Year Comparison of Selected Financial Data		147

Selected Quarterly Data		148

Performance Graph		149

Board of Directors and Senior Leadership		150

Stockholder Information		151

Management Discussion

International Business Machines Corporation and Subsidiary Companies

OVERVIEW

The financial section of the International Business Machines Corporation (IBM or the company) 2015 Annual Report includes the Management Discussion, the Consolidated Financial Statements and the Notes to Consolidated Financial Statements. This Overview is designed to provide the reader with some perspective regarding the information contained in the financial section.

Organization of Information

•      The Management Discussion is designed to provide readers with an overview of the business and a narrative on the company’s financial results and certain factors that may affect its future prospects from the perspective of the company’s management. The “Management Discussion Snapshot,” beginning on page 19, presents an overview of the key performance drivers in 2015.

•      Beginning with the “Year in Review” on page 29, the Management Discussion contains the results of operations for each reportable segment of the business and a discussion of the company’s financial position and cash flows. Other key sections within the Management Discussion include: “Looking Forward” on page 60, and “Liquidity and Capital Resources” on page 61.

•      Global Financing is a reportable segment that is measured as a stand-alone entity. A separate “Global Financing” section is included in the Management Discussion beginning on page 69.

•      The Consolidated Financial Statements are presented on pages 76 through 81. These statements provide an overview of the company’s income and cash flow performance and its financial position.

•      The Notes follow the Consolidated Financial Statements. Among other items, the Notes contain the company’s accounting policies (pages 82 to 92), acquisitions and divestitures (pages 93 to 99), detailed information on specific items within the financial statements, certain contingencies and commitments (pages 118 to 120) and retirement-related plans information (pages 127 to 141).

•      The Consolidated Financial Statements and the Notes have been prepared in accordance with accounting principles generally accepted in the United States (GAAP).

•      In October 2014, the company announced a definitive agreement to divest its Microelectronics business. The assets and liabilities of the Microelectronics business were reported as held for sale at December 31, 2014. The operating results of the Microelectronics business are reported as discontinued operations. The transaction closed on July 1, 2015. In addition, in 2015, the company renamed its Systems & Technology segment to Systems Hardware and its System z brand to z Systems. Also, in 2015, the company’s business process outsourcing business, Global Process Services, which was previously managed within Global Technology Services, was integrated into Global Business Services, creating an end-to-end business transformation capability for clients and to better leverage the company’s industry knowledge. Prior periods have been reclassified to conform to this presentation in the Management Discussion, the Consolidated Financial Statements and the Notes, where applicable, to allow for a meaningful comparison of continuing operations.

•      The references to “adjusted for currency” or “at constant currency” in the Management Discussion do not include operational impacts that could result from fluctuations in foreign currency rates. Certain financial results are adjusted based on a simple mathematical model that translates current period results in local currency using the comparable prior year period’s currency conversion rate. This approach is used for countries where the functional currency is the local country currency. This information is provided so that certain financial results can be viewed without the impact of fluctuations in foreign currency rates, thereby facilitating period-to-period comparisons of business performance. See “Currency Rate Fluctuations” on page 67 for additional information.

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

Management Discussion

International Business Machines Corporation and Subsidiary Companies

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

FORWARD-LOOKING AND CAUTIONARY STATEMENTS

Certain statements contained in this Annual Report may constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Any forward-looking statement in this Annual Report speaks only as of the date on which it is made; the company assumes no obligation to update or revise any such statements. Forward-looking statements are based on the company’s current assumptions regarding future business and financial performance; these statements, by their nature, address matters that are uncertain to different degrees. Forward-looking statements involve a number of risks, uncertainties and other factors that could cause actual results to be materially different, as discussed more fully elsewhere in this Annual Report and in the company’s filings with the Securities and Exchange Commission (SEC), including the company’s 2015 Form 10-K filed on February 23, 2016.

MANAGEMENT DISCUSSION SNAPSHOT

($ and shares in millions except per share amounts)

			Yr.-to -Yr.
			Percent/
			Margin
For the year ended December 31:	2015	2014	Change
Revenue	$81,741	$92,793	(11.9	)%*
Gross profit margin	49.8%	50.0%	(0.2	) pts.
Total expense and other (income)	$24,740	$26,421	(6.4)%
Total expense and other (income)-to-revenue ratio	30.3%	28.5%	1.8	pts.
Income from continuing operations before income taxes	$15,945	$19,986	(20.2)%
Provision for income taxes from continuing operations	$2,581	$4,234	(39.1)%
Income from continuing operations	$13,364	$15,751	(15.2)%
Income from continuing operations margin	16.3%	17.0%	(0.6	) pts.
Loss from discontinued operations, net of tax	$(174)	$(3,729)	(95.3)%
Net income	$13,190	$12,022	9.7%
Earnings per share from continuing operations:
Assuming dilution	$13.60	$15.59	(12.8)%
Consolidated earnings per share— assuming dilution	$13.42	$11.90	12.8%
Weighted-average shares outstanding
Assuming dilution	982.7	1,010.0	(2.7)%
Assets**	$110,495	$117,271 +	(5.8)%
Liabilities**	$96,071	$105,257 +	(8.7)%
Equity**	$14,424	$12,014	20.1%

* (4.1) percent adjusted for currency; (1.2) percent adjusted for divestitures and currency.

** At December 31.

+ Reclassified to reflect adoption of the FASB guidance on deferred taxes and debt issuance costs in consolidated financial statements. Refer to note B, “Accounting Changes,” for additional information.

Management Discussion

International Business Machines Corporation and Subsidiary Companies

The following table provides the company’s (non-GAAP) operating earnings for 2015 and 2014.

($ in millions except per share amounts)

			Yr.-to-Yr.
			Percent
For the year ended December 31:	2015	2014	Change
Net income as reported	$13,190	$12,022	9.7%
Loss from discontinued operations, net of tax	(174)	(3,729)	(95.3)
Income from continuing operations	$13,364	$15,751	(15.2)%
Non-operating adjustments (net of tax)
Acquisition-related charges	562	670	(16.1)
Non-operating retirement-related costs/(income)	734	280	161.8
Operating (non-GAAP) earnings*	$14,659	$16,702	(12.2)%
Diluted operating (non-GAAP) earnings per share	$14.92	$16.53	(9.7)%

* See pages 41 and 42 for a more detailed reconciliation of net income to operating earnings.

In 2015, the company delivered $81.7 billion in revenue, $13.4 billion in income from continuing operations and $14.7 billion in operating (non-GAAP) earnings resulting in diluted earnings per share from continuing operations of $13.60 as reported and $14.92 on an operating (non-GAAP) basis. The results of continuing operations exclude a net loss from discontinued operations of $174 million in 2015 and $3,729 million in 2014 related to the divestiture of the Microelectronics business. On a consolidated basis, net income in 2015 was $13.2 billion, with diluted earnings per share of $13.42. The company generated $17.0 billion in cash from operations and $13.1 billion in free cash flow in 2015 driving shareholder returns of $9.5 billion in gross common stock repurchases and dividends.

Total consolidated revenue in 2015 decreased 11.9 percent as reported and 1 percent year to year adjusted for currency and the divestitures of the System x and customer care businesses reflecting a modest improvement in year-to-year performance compared to the year ago period on an adjusted basis. Currency had an 8 point, or $7.2 billion impact on reported revenue in 2015. Revenue was impacted by 3 points in 2015 from the divested businesses. Combined, the impact of currency and divested businesses reduced the reported revenue growth by 11 points.

In 2014, the company declared its strategic imperatives around big data and analytics, cloud, mobile, social and security, areas where clients were looking to the company to help move them to the future. The company has made significant progress in shifting its business toward these strategic imperatives and is continuing to invest in capabilities which are not yet reflected in its revenue stream. In 2015, strategic imperatives revenue grew 17 percent year to year as reported and 26 percent adjusted for currency and the System x divestiture, with double digit growth in each quarter. In total, the strategic imperatives generated $28.9 billion in revenue in 2015, which represents approximately 35 percent of the company’s total revenue, an increase of 13 points from 2013.

Cloud revenue increased 43 percent as reported in 2015 and 57 percent adjusted for currency and the System x divestiture. In 2015, Cloud revenue was $10.2 billion making the company the largest cloud provider. The company has been building off its extensive relationships in enterprise IT and incumbency in the data center to help clients implement hybrid cloud environments. In addition:

•      As-a-Service revenue increased 50 percent (61 percent adjusted for currency) year to year to $4.5 billion and the company exited 2015 with an annual run rate of $5.3 billion.

•      2015 Cloud revenue included $5.6 billion of revenue from foundational offerings—where the company provides software, hardware and services for clients to build their own clouds.

•      Clients are using cloud not just to reduce costs, but also to gain agility and to enable innovation. The company has been leading clients in making the move to cloud through consuming as-a-Service, or through their own clouds or the implementation of a hybrid environment.

•      The company made seven cloud acquisitions in 2015 including; Cleversafe, for object storage, Gravitant, for cloud brokerage services and Clearleap, for cloud video services. The company also invested nearly $1 billion in 2015 to expand its global cloud data center footprint to 46. The company possesses an ecosystem of developers globally and its Bluemix Platform-as-a-Service has already expanded to over a million users, adding 15 thousand developers a week.

Business analytics revenue of $17.9 billion in 2015 increased 7 percent as reported and 16 percent year to year adjusted for currency making the company the largest analytics provider. The company has also been moving into new areas including Watson Health and Watson Internet of Things (IoT).

•      In Watson Health, the company is integrating its own organic capabilities with content acquired through Merge Healthcare, Phytel and Explorys. Healthcare represents a new revenue and profit opportunity as the company changes the face of healthcare through its cognitive platform to provide value to providers, payers and partners.

•      In the IoT market, The Weather Company acquisition will not only provide the company tremendously valuable data, but also a high-volume, cloud-based, insight-driven platform to integrate with Watson to address significant new opportunities.

Management Discussion

International Business Machines Corporation and Subsidiary Companies

In the area of engagement, revenue increased 64 percent as reported and 77 percent adjusted for currency. Security revenue increased 5 percent as reported (12 percent adjusted for currency), mobile revenue more than tripled year to year and social revenue increased 14 percent as reported (21 percent adjusted for currency).

From a segment perspective, Global Services revenue declined 10.5 percent as reported and 1 percent adjusted for currency (9 points) and divestitures. Global Technology Services (GTS) declined 9.7 percent as reported, but increased 1 percent year to year adjusted for currency (10 points) and the System x divestiture with strong growth in the strategic imperatives on an adjusted basis. Global Business Services (GBS) revenue decreased 12.0 percent as reported and 4 percent adjusted for currency (8 points). GBS revenue continues to be impacted by the shift away from traditional large enterprise application implementations. Software revenue declined 9.8 percent as reported and 4 percent adjusted for currency with growth in annuity-based revenue, including Software-as-a-Service (SaaS), more than offset by declines in transactional revenue reflecting the flexibility the company has provided to its largest enterprise clients. Systems Hardware revenue decreased 24.2 percent as reported, but increased 8 percent adjusted for the System x divestiture (28 points) and currency (4 points), reflecting a successful mainframe cycle in 2015 and the repositioning of Power Systems to address a broader opportunity.

From a geographic perspective, revenue in the major markets declined 9.9 percent as reported and 1 percent adjusted for currency (8 points) and divestitures (2 points) with growth in Germany, Japan and the UK on an adjusted basis. Growth markets revenue decreased 18.4 percent as reported and 3 percent adjusted for currency (9 points) and divestitures (6 points). On an adjusted basis, declines in Asia Pacific were partially offset by growth in Latin America and Middle East and Africa.

The consolidated gross profit margin of 49.8 percent decreased 0.2 points year to year. The operating (non-GAAP) gross margin of 50.8 percent increased 0.2 points compared to the prior year primarily driven by the shift to higher value through portfolio actions and the relative strength of z Systems, partially offset by margin declines in Global Services and Software.

Total expense and other (income) decreased 6.4 percent in 2015 compared to the prior year. Total operating (non-GAAP) expense and other (income) decreased 7.8 percent compared to 2014. The key year-to-year drivers were:

	Total	Operating
	Consolidated	(non-GAAP)
• Currency*	(9) points	(9) points
• System x divestiture	(2) points	(2) points
• Divestiture gains	6 points	6 points
• Workforce rebalancing	(3) points	(3) points

* Reflects impacts of translation and hedging programs.

The reduction in expense was driven primarily by currency impacts, a lower level of workforce rebalancing charges and the impact of the divested System x business. These benefits were partially offset by the impact of lower divestiture gains ($1.6 billion) year to year. The reduction in operating (non-GAAP) expense was driven primarily by the same factors. The company is continuing to shift resources and spending within its operational expense base—driving productivity and efficiency in some areas while increasing investment in support of the strategic imperatives. In 2015, the company shifted over $5 billion of spending across cost, expense and capital expenditures, to the strategic imperatives.

Pre-tax income from continuing operations of $15.9 billion in 2015 decreased 20.2 percent year to year and the pre-tax margin was 19.5 percent, a decrease of 2.0 points. The continuing operations effective tax rate for 2015 was 16.2 percent, a decrease of 5.0 points versus 2014. The tax rate in 2015 reflected benefits from the settlement of the U.S. tax audit and geographic mix of pre-tax profits, partially offset by less utilization of foreign tax credits. Income from continuing operations of $13.4 billion decreased 15.2 percent and the net income margin was 16.3 percent, a decrease of 0.6 points versus 2014. Losses from discontinued operations, net of tax, were $174 million in 2015 compared to $3,729 million in 2014. Net income of $13.2 billion increased 9.7 percent year to year. Operating (non-GAAP) pre-tax income from continuing operations decreased 16.3 percent year to year and the operating (non-GAAP) pre-tax margin from continuing operations decreased 1.1 points to 21.6 percent. Operating (non-GAAP) income from continuing operations of $14.7 billion decreased 12.2 percent including an impact of 7 points from the 2014 gains from the System x and customer care divestitures. The operating (non-GAAP) income margin from continuing operations of 17.9 percent decreased 0.1 points. The operating (non-GAAP) effective tax rate from continuing operations in 2015 was 17.2 percent versus 21.0 percent in 2014. The 2015 profit and margin performance reflect portfolio actions taken as the company shifts to higher value, as well as investments being made to add capabilities to drive the transformation.

Diluted earnings per share from continuing operations of $13.60 in 2015 decreased 12.8 percent year to year. In 2015, the company repurchased 30.3 million shares of its common stock at a cost of $4.7 billion. Operating (non-GAAP) diluted earnings per share of $14.92 decreased 9.7 percent versus 2014 including an impact of 7 points from the 2014 gains from the System x and customer care divestitures. Diluted earnings per share from discontinued operations was ($0.18) in 2015 compared to ($3.69) in 2014.

Management Discussion

International Business Machines Corporation and Subsidiary Companies

At December 31, 2015, the company continued to have the financial flexibility to support the business over the long term. Cash and marketable securities at year end was $8.2 billion, a decrease of $0.3 billion from December 31, 2014. Key drivers in the balance sheet and total cash flows were:

Total assets decreased $6.8 billion ($0.3 billion adjusted for currency) from December 31, 2014 driven by:

•      Decreases in total receivables ($4.4 billion), deferred taxes ($1.9 billion) and prepaid expenses and sundry assets ($1.1 billion); partially offset by

•      Increased goodwill ($1.5 billion).

Total liabilities decreased $9.2 billion ($4.7 billion adjusted for currency) from December 31, 2014 driven by:

•      Decreases in other liabilities ($2.3 billion), taxes ($2.2 billion), retirement-related liabilities ($1.8 billion), deferred income ($0.8 billion), total debt ($0.8 billion) and accounts payable ($0.8 billion).

Total equity of $14.4 billion increased $2.4 billion from December 31, 2014 as a result of:

•      Higher retained earnings ($8.3 billion) and higher common stock ($0.6 billion); partially offset by

•      Increased treasury stock ($4.8 billion) and increased accumulated other comprehensive losses ($1.7 billion).

The company generated $17.0 billion in cash flow provided by operating activities, an increase of $0.1 billion when compared to 2014, driven primarily by lower income tax payments, offset by net income performance. Net cash used in investing activities of $8.2 billion was $5.2 billion higher than 2014, primarily driven by a decrease in cash provided from divestitures ($2.8 billion) and an increase in net cash used for acquisitions ($2.7 billion). Net cash used in financing activities of $9.2 billion decreased $6.3 billion compared to the prior year, driven primarily by a decrease in cash used for gross common stock repurchases ($9.1 billion), partially offset by lower net debt issuances ($1.8 billion) and higher dividend payments ($0.6 billion).

The 2015 results are a reflection of the continuing transition in the company’s business as it addresses the significant shifts in the industry, as well as some of the cyclical challenges of the global business environment. This transformation is taking place over the longer term. In 2015, the company strengthened its existing portfolio while investing aggressively in new opportunities such as Watson Health, Watson Internet of Things and IBM Cloud. In January 2016, the company disclosed that it is expecting GAAP earnings of at least $12.45 and operating (non-GAAP) earnings of at least $13.50 per diluted share for 2016.

DESCRIPTION OF BUSINESS

Please refer to IBM’s Annual Report on Form 10-K filed with the SEC on February 23, 2016 for a more detailed version of this Description of Business, especially Item 1A. entitled “Risk Factors.”

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

Strategy

IBM has transformed throughout its 100+ year history, and in its current transformation, IBM is leading a reordering of the technology industry.

In 2014, the company’s strategic imperatives were declared around the three main forces behind “digital”: big data and analytics, cloud and engagement. Since 2010, IBM has invested approximately $30 billion in these areas, built out the IBM Cloud on a global scale, established the Watson Group, announced 50 acquisitions and entered into major partnerships, including the landmark alliance with Apple to bring mobile to the enterprise.

As IBM’s clients transform, “digital” itself is not the destination, but a foundation to create a truly Cognitive Enterprise. This is resulting in new types of interactions between people, organizations and machines.

Through these developments, IBM is emerging as more than a hardware, software and services company; IBM is transforming into a cognitive solutions and cloud platform company. Key tenets of the company’s highly differentiated strategy include:

Cognitive Solutions: Cognitive, advanced analytics and key data are being integrated into all leading solutions.

Cloud Platform: New solutions will be built on the IBM Cloud and the company’s offerings will be cloud-enabled. The company is continuing to build the premier cloud stack, developer environment and most secure hybrid cloud platform in the industry.

Industry Focus: Because industry context is so important to the value of IBM’s solutions, these solutions will be built for the needs of individual industries and professions.

Management Discussion

International Business Machines Corporation and Subsidiary Companies

Cognitive Solutions

Since 2011 when IBM’s Watson was introduced, IBM has been developing a new generation of cognitive systems that can see and analyze the massive amounts of data that have previously been invisible to computers and enterprises. Cognitive systems have the capability to inject a kind of thinking ability into every digitalized object, process and service. IBM is on the forefront of deploying these systems and assisting clients to become truly Cognitive Enterprises.

Cognitive systems are not programmed; like humans, they learn from experts, from every interaction, and from big data. They are enabled to learn by using advanced algorithms to sense, predict and infer. Ultimately they can augment human intelligence, allowing individuals to make more informed decisions.

For the past five years, IBM has continued to invest in Watson, including dedicating $100 million to venture investments to support start-ups building cognitive apps through the Watson Developer Zone on Bluemix. IBM is also making Watson more widely available through the Watson Ecosystem, which has grown to more than 500 partners.

Paired with Watson is the company’s core big data and analytics business. IBM has invested over $15 billion in these areas since 2010, including over $7 billion on more than 20 acquisitions. Nearly half of IBM Research’s spending is focused on analytics and cognitive.

IBM’s leading-edge cognitive technology is only the starting point. The company is developing entirely new solutions businesses around that cognitive capability. In 2015, the Watson Health unit was formed, which is IBM’s first business unit designed around a single industry. Watson Health will create cognitive solutions that can better help doctors diagnose and anticipate disease; it will recommend treatments that are tailored to individuals; and it will assist researchers to predict and prevent the next generation of diseases.

Another set of cognitive solutions IBM is building is the Internet of Things (IoT). It is estimated that there are more than 9 billion connected devices operating in the world today, generating 2.5 quintillion bytes of new data daily. Watson IoT will bring the power of cognitive to the challenge of extracting and analyzing data embedded in intelligent devices in real time. In addition, the recent closure of The Weather Company acquisition essentially expands the company’s IoT platform; with one that collects, integrates and analyzes data from three billion weather forecast reference points, including satellites, weather stations, airplanes, consumer apps and more for IBM and our clients.

Through Cognitive, IBM is ushering in a new era for the industry and for clients.

Cloud Platform

Cloud is at the heart of the “digital” revolution. No enterprise is untouched by this revolution and the shifts are occurring rapidly.

Enterprises are benefiting from cloud by using it to transform their information technology (IT) and business processes into digital services. Cloud brings two compelling sources of value:

•             Innovation: In addition to cloud enabling the sharing of infrastructure, the real promise of cloud is innovation. By forcing greater levels of standards throughout the technology value chain, new products and services, and even entire business models, can be created in weeks rather than months or years.

•             Hybrid: Data, cloud and engagement are powerful forces changing the landscape of technology and businesses. Enterprises need to bring this new world of technology together with their existing systems in order to capture their full value. Hybrid cloud brings together the back-end systems infrastructure with the new strategic imperative “digital” technologies. Unless the new and traditional IT worlds are brought together, they will be isolated within the enterprise. IBM servers and storage can handle mobile transactions, compose and expose APIs and integrate across hybrid clouds to unlock new value from data.

Making applications work across on-premise, public and private cloud environments is what hybrid cloud is all about. This requires a deep understanding of both traditional and new IT models, something that IBM is unique in bringing to its clients:

•             In traditional IT, for example, the z Systems mainframe is used by all of the top 25 global banks and almost three-quarters of the top 25 U.S. retailers. In addition, 70 percent of the top 25 Fortune 500 companies rely on IBM to manage their critical IT infrastructures.

•             In the new world of IT, the IBM Cloud has become the standard for enterprise-grade cloud —bringing performance and the integration across all IT. The company continues to build cloud into Global Technology Services’ (GTS) large base of outsourcing relationships.

•             Each of these areas of IT requires uncompromising security. IBM Security brings to clients advanced technologies in fraud and threat protection, identity and access management, application and data security, mobile and cloud security. IBM’s systems are among the most secure in the world with advanced encryption, threat monitoring and tracking and behavioral analytics. Further, high-end security consulting brings the expertise of 6,000 dedicated security specialists. Built on big data analytics, IBM manages over 20 billion security events per day on 2.5 million desktops for 12,000 clients through its Security Operations Centers.

Management Discussion

International Business Machines Corporation and Subsidiary Companies

IBM’s Cloud platform includes:

•             IBM Cloud’s Infrastructure-as-a-Service, which offers bare metal, private cloud and virtual server instances, enabling it to cover many different workloads with unprecedented performance. IBM’s platform also has tremendous geographic reach—with 46 cloud centers around the globe.

•             Bluemix is IBM’s Platform-as-a-Service, built on the open standards foundation of Cloud Foundry and powered by IBM Cloud’s infrastructure. Bluemix offers cloud-based services, APIs and leading third-party services to developers in an integrated platform. With $1 billion of investment, Bluemix is now the largest Cloud Foundry development, has a significant number of services and is onboarding thousands of developers per week.

•             IBM Cloud Marketplace brings together the company’s extensive portfolio of cloud capabilities, providing a self-service, digital experience for developers, IT and business leaders. IBM has a significant number of Software-as-a-Service offerings and visitors to the Marketplace have access to an extensive and growing portfolio of cloud capabilities from IBM and qualified third-party vendors.

•             In 2015, IBM acquired: Blue Box Group, Inc. (private cloud), Compose (database-as-a-service), StrongLoop, Inc. (developer technology), Cleversafe, Inc. (object-based storage), Gravitant, Inc. (cloud brokerage) and Clearleap, Inc. (cloud-based video).

•             The Weather Company acquisition in January 2016, whose dynamic cloud data platform powers the fourth most-used daily mobile app in the United States and handles 26 billion inquiries to its cloud-based services each day. This high-volume cloud platform processes, analyzes and distributes enormous data sets at scale in real time. It adds an important dimension to the company’s cloud platform.

•             IBM has entered into strategic partnerships all focused on bringing innovative data and analytics solutions to the market. The IBM Cloud is the most powerful platform for enterprise-grade environments, bringing clients unparalleled levels of security, performance and scalability.

Industry Focus

IBM’s solutions and platforms are most relevant in the context of each client’s industry. General-purpose tools have their place, but the company can unlock much greater value in building solutions for the specific needs of an industry. In this context, Industries are the focus.

Watson Health is an example of how the company is defining solutions around industry needs. In addition to Watson Health, in 2015, 20 new industry-specific analytics solutions were launched with pre-built predictive analytics capabilities. These include solutions that allow clients to mine customer data for hidden insights for action, spot fraud or risk and predict vulnerabilities to preempt before they occur. These solutions, which are tailored specifically for retail, banking, telecommunications, insurance and others, will make it easier and faster for organizations to uncover and act on critical business insights. In addition, IBM has announced over 100 apps through its alliance with Apple that bring value in the context of individual industries.

Complementing the power of the company’s technology solutions is the industry expertise of IBM’s Global Business Services consulting business. It is the combination of IBM’s technology and services, which enable clients to achieve their business outcomes.

Summary

Each successive transformation of IBM has brought something new and innovative to the world. More than 50 years ago, IBM brought forward a revolutionary transactional computer called the mainframe. In the decades that followed, IBM commercialized the personal computer, created an industry around IT services and a software market around middleware. Each of these innovations is with the world today; they were built to last.

The company’s next chapter is ushering in an entirely new era of human-organization-computer interaction—embodied in Cognitive Solutions and the Cloud Platform.

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

The company’s global capabilities include services, software, systems, fundamental research and related financing. The broad mix of businesses and capabilities are combined to provide integrated solutions and platforms to the company’s clients.

Management Discussion

International Business Machines Corporation and Subsidiary Companies

The business model is dynamic, adapting to the continuously changing industry and economic environment, including the company’s transformation into cloud and -as-a-Service delivery models. The company continues to strengthen its position through strategic organic investments and acquisitions in higher-value areas while divesting certain businesses. In addition, the company is transforming into a more agile enterprise helping to drive productivity, which supports investments for participation in markets with significant long-term opportunity.

This business model, supported by the company’s financial model, has enabled the company to deliver strong earnings, cash flows and returns to shareholders over the long term.

Business Segments and Capabilities

The company’s major operations consists of five business segments: Global Technology Services and Global Business Services, which the company collectively calls Global Services, Software, Systems Hardware and Global Financing.

In late February 2016, the company plans to meet with investors to discuss changes in the business, which will result in a change in the company’s reportable segments beginning in the first quarter of 2016.

Global Services: is a critical component of the company’s strategy of providing IT infrastructure and business insight and solutions to clients. These solutions include industry-leading IBM software and systems, as well as other suppliers’ products if a solution requires it. Approximately 60 percent of external Global Services segment revenue is annuity based, coming primarily from outsourcing and maintenance arrangements. The Global Services backlog provides a solid revenue base entering each year. Within Global Services, there are two reportable segments: Global Technology Services and Global Business Services.

Global Technology Services (GTS) provides IT infrastructure services, creating business value for clients through integrated services, incorporating unique intellectual property within its global delivery model. By leveraging insights and experience drawn from IBM’s global scale, skills and technology, with applied innovation from IBM Research, clients gain access to leading-edge, high-quality services with improved productivity, flexibility, cost and outcomes.

GTS Capabilities

Strategic Outsourcing: delivers comprehensive IT outsourcing services focused on clients’ enterprise IT infrastructure environments to enable digital transformation and consistently deliver improved quality, flexibility, risk management and financial value. The company integrates long-standing expertise in service management and technology with the ability to exploit the power of new technologies from IBM systems and software, such as cloud computing, analytics, cognitive computing and virtualization, to deliver high performance, innovation and improved ability to achieve business objectives.

Integrated Technology Services: delivers a portfolio of project-based and managed services that enable clients to transform and optimize their IT environments by driving efficiency, flexibility and productivity. The portfolio is built around a key set of solutions addressing systems, mobility, resiliency, networking, cloud and security. This portfolio includes key assets and intellectual property and incorporates best practices and proven methodologies that ensure high quality delivery, security and compliance.

Cloud: delivers a comprehensive set of hybrid cloud services including assisting clients with building their own private clouds, building customized dedicated managed clouds, allowing clients to leverage standardized cloud infrastructure services from the SoftLayer and Cloud Managed Services offerings; and creating environments linking their private and public workloads together. This portfolio of cloud offerings spans across the GTS business lines.

Technology Support Services (Maintenance Services): delivers a complete line of support services from product maintenance through solution support to maintain and improve the availability of clients’ IT infrastructures.

Global Business Services (GBS) has the mission to deliver predictable business outcomes to the company’s clients across: Consulting and Systems Integration, Application Management Services and Process Services. These professional services deliver business value and innovation to clients through solutions which leverage industry and business process expertise. The role of GBS is to drive initiatives that integrate IBM content and solutions and drive the progress of the company’s strategic imperatives. As clients transform themselves in response to market trends like big data, social and mobile computing, GBS helps clients use these technologies to reinvent relationships with their customers and realize new standards of efficacy and efficiency in the internal processes, data and applications that they use to run their businesses. In 2015, GBS announced the industry’s first practice dedicated to cognitive business, Cognitive Business Solutions.

GBS Capabilities

Consulting and Systems Integration: delivers client value with solutions in Strategy and Transformation, Application Innovation Services, Enterprise Applications and Smarter Analytics. Consulting is also focused on bringing to market client solutions that drive smarter commerce, cloud, mobile and social business.

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

Management Discussion

International Business Machines Corporation and Subsidiary Companies

Global Process Services: (included within Application Management Services) delivers a range of offerings consisting of standardized through transformational solutions including processing platforms and business process outsourcing. These services deliver improved business results to clients through the strategic change and/or operation of the client’s business processes, applications and infrastructure.

Software consists primarily of middleware and operating systems software. Middleware serves as a software layer that connects operating systems to applications across a standard software platform. The IBM Middleware portfolio allows seamless integration of unrelated systems, processes, and applications all while providing market leading functionality, in both on-premise and hybrid cloud environments. Operating systems are the software engines that run computers. Approximately 70 percent of external Software segment revenue is annuity based, coming from recurring license charges, software sold “as-a-Service” and ongoing post-contract support. The remaining revenue relates to one-time charge (OTC) arrangements in which clients pay one, up-front payment for a perpetual license. Typically, the sale of OTC software includes one year of post-contract support. Clients can also purchase ongoing post-contract support after the first year, which includes unspecified product upgrades and technical support.

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

In January 2015, the company made several changes designed to more effectively align its key capabilities and resources to its strategic imperatives. These changes have enabled the company to respond more quickly to critical client agendas and drive higher value. Across Software, the company is transitioning its portfolio to capture growth and continue to drive innovation. The focus is centered around analytics, security, and commerce, utilizing its software assets to improve speed and agility in bringing integrated solutions to its clients and to help clients become cognitive enterprises.

Watson: the first commercially available cognitive computing platform that has the ability to interact in natural language, processing vast amounts of big data, and learning from its interactions with people and computers. As an advisor, Watson is able to sift through and understand large amounts of data delivering insights with unprecedented speeds and accuracy.

Management Discussion

International Business Machines Corporation and Subsidiary Companies

Watson Health: a business unit focused on the health industry, built upon the foundation of the work done with Watson and the momentum of Cloud. This team of consultants, medical practitioners, clinicians, developers and researchers work with an extensive ecosystem of partners and clients to advance the quality and effectiveness of individual health with advanced data analytics and insights.

Watson Internet of Things (IoT): in today’s world, physical devices of all types are now instrumented with compute capabilities that allow for direct sensing and communication of data. IBM’s focus is enabling companies to use that data to improve operations, drive new business and work directly with clients.

Systems Hardware provides clients with innovative infrastructure technologies to help meet the new requirements of hybrid cloud and cognitive workloads—from deploying advanced analytics, to moving to digital service delivery with the cloud, and securing mobile transaction processing. Approximately half of Systems Hardware’s server and storage sales transactions are through the company’s business partners; with the balance direct to end-user clients. IBM Systems also designs and procures advanced semiconductor devices for use in the company’s systems.

Systems Hardware Capabilities

Servers: a range of high-performing systems designed to address capacity, security, speed and compute power needs for businesses, organizations and technical computing applications. The portfolio includes z Systems, a trusted enterprise platform for integrating data, transactions and insight, and Power Systems, a system designed from the ground up for big data, optimized for scale-out cloud and Linux, and delivering open innovation with OpenPOWER. The company is also a founding member of the OpenPOWER foundation, a group of industry-leading companies working together to develop high-performance compute solutions based on the IBM POWER architecture.

Storage: data storage products and solutions that allow clients to retain and manage rapidly growing, complex volumes of digital information. These solutions address critical client requirements for information retention and archiving, security, compliance and storage optimization including data deduplication, availability and virtualization. The portfolio consists of a broad range of software-defined storage solutions, flash storage, disk and tape storage solutions.

Technology: In 2014, the company announced a definitive agreement to divest its Microelectronics business and manufacturing operations. This transaction closed in 2015.

Global Financing facilitates IBM clients’ acquisition of information technology systems, software and services by providing financing solutions in the areas where the company has the expertise. The financing arrangements are predominantly for products or services that are critical to the end users’ business operations. These financing contracts are entered into after a comprehensive credit evaluation and are secured by legal contracts. As a captive financier, Global Financing has the benefit of both deep knowledge of its client base and a clear insight into the products and services financed. These factors allow the business to effectively manage two of the major risks, credit and residual value, associated with financing while generating strong returns on equity. Global Financing also maintains a long-term partnership with the companies’ clients through various stages of IT asset life cycle—from initial purchase and technology upgrades to asset disposition decisions.

Global Financing Capabilities

Client Financing: lease, installment payment plan and loan financing to end users and internal clients for terms up to seven years. Assets financed are primarily IT products and services where the company has expertise. Internal financing is predominantly in support of Global Services’ long-term client service contracts. Global Financing also factors a selected portion of the company’s accounts receivable, primarily for cash management purposes. All internal financing arrangements are at arm’s-length rates and are based upon market conditions.

Commercial Financing: short-term inventory and accounts receivable financing to suppliers, distributors and remarketers of IBM and OEM products.

Remanufacturing and Remarketing: assets include used equipment returned from lease transactions, or used surplus equipment acquired internally or externally. These assets may be refurbished or upgraded and sold or leased to new or existing clients both externally or internally. Externally remarketed equipment revenue represents sales or leases to clients and resellers. Internally remarketed equipment revenue primarily represents used equipment that is sold internally to Systems Hardware and Global Services. Systems Hardware may also sell the equipment that it purchases from Global Financing to external clients.

Management Discussion

International Business Machines Corporation and Subsidiary Companies

IBM Worldwide Organizations

The following worldwide organizations play key roles in IBM’s delivery of value to its clients:

•      Sales and Distribution

•      Research, Development and Intellectual Property

•      Integrated Supply Chain

Sales and Distribution

IBM has a significant global presence, operating in more than 175 countries, with an increasingly broad-based geographic distribution of revenue. The company’s Sales and Distribution organization manages the IBM global footprint, with dedicated country-based operating units focused on delivering unique value and a superior client experience. Within these units, client relationship professionals work with integrated teams of consultants, product specialists and delivery fulfillment teams to enable clients’ business growth and innovation. These teams deliver value by understanding the clients’ business and needs, and then bringing together capabilities from across IBM and an extensive network of Business Partners to develop and implement client solutions.

By combining global expertise and digital sales capabilities with local experience, IBM’s geographic structure enables client relationships through dedicated management focus for local clients, speed in addressing new market opportunities and timely investments in emerging opportunities. The geographic units align industry solution, product and services expertise to serve clients’ agendas. IBM also extends the reach of its capabilities to commercial clients by leveraging industry skills with digital marketing, digital sales and local Business Partner resources.

The company continues to invest to capture the long-term opportunity in key growth markets around the world—India, China and countries within Southeast Asia, Eastern Europe, the Middle East, Africa and Latin America. The company’s major markets include the G7 countries of Canada, France, Germany, Italy, Japan, the United States (U.S.) and the United Kingdom (UK) plus Austria, the Bahamas, Belgium, the Caribbean region, Cyprus, Denmark, Finland, Greece, Iceland, Ireland, Israel, Malta, the Netherlands, Norway, Portugal, Spain, Sweden and Switzerland.

Research, Development and Intellectual Property

IBM’s research and development (R&D) operations differentiate the company from its competitors. IBM annually invests approximately 6 percent of total revenue for R&D, focusing on high-growth, high-value opportunities. IBM Research works with clients and the company’s business units through global labs on near-term and midterm innovations. It contributes many new technologies to IBM’s portfolio every year and helps clients address their most difficult challenges. IBM Research also explores the boundaries of science and technology—from nanotechnology and future systems, to big data analytics, secure clouds and advancing the world’s first cognitive computing platform, IBM Watson.

In 2015, IBM was awarded more U.S. patents than any other company for the 23rd consecutive year. IBM’s 7,355 patents awarded in 2015 position the company to compete and lead in the emerging opportunities represented by big data and analytics, security, social and mobile technologies. These inventions will advance IBM’s cloud platform and the new era of computing in which machines will learn, reason and interact with people in more natural ways.

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

Integrated Supply Chain

IBM has an extensive integrated supply chain, procuring materials and services globally. In 2015, the company also managed approximately $24 billion in procurement spending for its clients through the Global Process Services organization. The supply, manufacturing and logistics operations are seamlessly integrated and have optimized inventories over time. Simplifying and streamlining internal processes has improved sales force productivity and operational effectiveness and efficiency. Supply chain resiliency enables IBM to reduce its risk during marketplace changes.

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

Management Discussion

International Business Machines Corporation and Subsidiary Companies

YEAR IN REVIEW

Results of Continuing Operations

Segment Details

The following is an analysis of the 2015 versus 2014 reportable segment results. The table below presents each reportable segment’s external revenue and gross margin results. Segment pre-tax income includes transactions between segments that are intended to reflect an arm’s-length transfer price and excludes certain unallocated corporate items.

($ in millions)

			Yr.-to-Yr.		Yr.-to-Yr.
			Percent/		Percent Change
			Margin		Adjusted for
For the year ended December 31:	2015	2014**	Change		Currency
Revenue
Global Technology Services	$32,017	$35,442	(9.7)%		0.5	%*
Gross margin	37.4%	39.0%	(1.5	)pts.
Global Business Services	17,166	19,512	(12.0)%		(4.1	)%*
Gross margin	28.2%	30.4%	(2.2	)pts.
Software	22,932	25,434	(9.8)%		(3.5)%
Gross margin	87.3%	88.6%	(1.3	)pts.
Systems Hardware	7,581	9,996	(24.2)%		7.6	%*
Gross margin	46.6%	39.5%	7.2	pts.
Global Financing	1,840	2,034	(9.5)%		1.5%
Gross margin	45.6%	49.4%	(3.7	)pts.
Other	206	374	(45.0)%		(39.1)%
Gross margin	(253.0)%	(215.0)%	(38.0	)pts.
Total consolidated revenue	$81,741	$92,793	(11.9)%		(1.2	)%*

Total consolidated gross profit	$40,684	$46,407	(12.3)%
Total consolidated gross margin	49.8%	50.0%	(0.2	)pts.
Non-operating adjustments
Amortization of acquired intangible assets	373	416	(10.5)%
Retirement-related costs/(income)	469	173	170.7%
Operating (non-GAAP) gross profit	$41,526	$46,996	(11.6)%
Operating (non-GAAP) gross margin	50.8%	50.6%	0.2	pts.

* Adjusted for divestitures and currency.

** Reclassified to conform with 2015 presentation.

Global Services

In 2015, the Global Services segments, GTS and GBS, delivered combined revenue of $49,182 million, a decrease of 10.5 percent as reported and 1 percent adjusted for currency (9 points) and divestitures. Total outsourcing revenue of $21,889 million decreased 10.7 percent as reported and 1 percent adjusted for currency (10 points) and divestitures. Total transactional revenue of $21,161 million decreased 10.3 percent and 2 percent adjusted for currency. The estimated Global Services backlog at December 31, 2015 of $121 billion increased 1 percent year to year, adjusted for currency. Combined pre-tax income for the year decreased 18.2 percent and the pre-tax margin decreased 1.4 points to 15.1 percent.

Management Discussion

International Business Machines Corporation and Subsidiary Companies

($ in millions)

				Yr.-to-Yr.
			Yr.-to-Yr.	Percent Change
			Percent	Adjusted for
For the year ended December 31:	2015	2014**	Change	Currency
Global Services external revenue	$49,182	$54,954	(10.5)%	(1.1	)%*
Global Technology Services	$32,017	$35,442	(9.7)%	0.5	%*
Outsourcing	16,992	19,082	(11.0)	(0.5)
Integrated Technology Services	8,893	9,506	(6.4)	2.5
Maintenance	6,132	6,853	(10.5)	1.2	*
Global Business Services	$17,166	$19,512	(12.0)%	(4.1	)%*
Outsourcing	4,898	5,438	(9.9)	(2.0	)*
Consulting and Systems Integration	12,268	14,075	(12.8)	(4.9)

* Adjusted for divestitures and currency.

** Reclassified to conform with 2015 presentation.

Global Technology Services revenue of $32,017 million decreased 9.7 percent as reported in 2015 compared to the prior year, but increased 1 percent adjusted for currency (10 points) and the System x divestiture, as the company helps clients transition to a hybrid cloud services platform bringing cloud, mobility and security to infrastructure services. Within GTS, outsourcing revenue of $16,992 million decreased 11.0 percent as reported and 1 percent adjusted for currency as the company continues to reinvent its portfolio, providing the most modern IT services that connect clients to the cloud-based mobile world. Integrated Technology Services (ITS) revenue of $8,893 million decreased 6.4 percent as reported, but grew 3 percent adjusted for currency compared to the prior year with strong performance in SoftLayer through-out the year. Maintenance revenue of $6,132 million decreased 10.5 percent as reported, but grew 1 percent adjusted for currency (9 points) and the System x divestiture (3 points). This business continues to contribute significant revenue by delivering a wide range of support services to maintain and improve clients’ IT infrastructure. Throughout 2015, there was continued strong demand for Multi-Vendor Support services where clients can leverage the company’s global distribution and inventory capabilities.

Within GTS, the strategic imperatives, including hybrid cloud services, grew strong double digits at constant currency for the full year, including strong demand for SoftLayer. The company continues to increase its cloud capacity with 46 cloud data centers opened around the world as of December 31, 2015. This Infrastructure-as-a-Service cloud platform provides clients with a range of cloud services, including virtual and bare metal servers along with a dedicated dark fiber network infrastructure. As clients evaluate their technology roadmap, they look for agility and innovation and to gain insight into data from all sources. The company’s hybrid cloud stack is an open platform that enables this innovation. Clients can choose from public, private and dedicated environments based on their needs, such as workload, performance, data sovereignty and regulatory requirements. Entire industries and value chains are being disrupted, and clients are looking to the company for competitive advantage.

Global Business Services revenue of $17,166 million decreased 12.0 percent as reported and 4 percent adjusted for currency (8 points) compared to the prior year. Within GBS, outsourcing revenue of $4,898 million decreased 9.9 percent as reported and 2 percent adjusted for currency (8 points). Consulting and Systems Integration (C&SI) revenue of $12,268 million declined 12.8 percent as reported and 5 percent adjusted for currency.

As the company continued to transform the GBS business during the year, revenue from the strategic imperative practices grew at strong rates. However, overall revenue performance continues to be impacted by the company’s shift away from traditional enterprise application implementations. Clients are moving away from ERP engagements to initiatives that focus on digitizing their business with analytics, cloud and mobile technologies. As part of the company’s partnership with Apple, it has now delivered over 100 MobileFirst for iOS applications. This unique partnership brings together the simplicity of design and ease of use of the Apple mobile device with IBM’s ability to build applications that scale securely and efficiently to the enterprise, helping to transform the way work gets done across 14 industries and 65 professions. These applications allow clients to securely access their most critical data and processes, so that they can redesign workflows and drive productivity. Since the partnership with Apple was announced in 2014, the company has generated over $1 billion in signings from the program.

Management Discussion

International Business Machines Corporation and Subsidiary Companies

($ in millions)

			Yr.-to-Yr.
			Percent/
			Margin
For the year ended December 31:	2015	2014*	Change
Global Services
Global Technology Services
External gross profit	$11,981	$13,808	(13.2)%
External gross profit margin	37.4%	39.0%	(1.5	) pts.
Pre-tax income	$5,002	$5,931	(15.7)%
Pre-tax margin	15.2%	16.3%	(1.1	) pts.
Global Business Services
External gross profit	$4,837	$5,923	(18.3)%
External gross profit margin	28.2%	30.4%	(2.2	) pts.
Pre-tax income	$2,634	$3,408	(22.7)%
Pre-tax margin	14.9%	17.0%	(2.1	) pts.

* Reclassified to conform with 2015 presentation.

The GTS gross profit margin decreased 1.5 points to 37.4 percent in 2015 compared to prior year. Pre-tax income decreased 15.7 percent to $5,002 million. The GTS pre-tax margin declined 1.1 points to 15.2 percent compared to the prior year, primarily due to investments being made in this business. The company continues to invest to deliver the most contemporary offerings that are built with cloud, analytics, mobile, security and cognitive technologies enabling it to transform clients’ enterprises. In addition, currency had a large year-to-year impact on profit given the strong dollar currency environment.

The GBS gross profit margin decreased 2.2 points to 28.2 percent in 2015 compared to the prior year. Pre-tax income decreased 22.7 percent to $2,634 million and pre-tax margin declined 2.1 points to 14.9 percent compared to the prior year. This year-to-year profit decline reflects the market shifts in the GBS business. In parts of the portfolio where the market is declining, there is price and profit pressure and action is being taken to optimize the cost structure in these areas. The company continues to shift and add significant resources to the high-growth analytics, cloud and mobility practices, which impacts productivity and margin in the near term.

Global Services Backlog

The estimated Global Services backlog at December 31, 2015 was $121 billion, a decrease of 6.0 percent as reported, but an increase of 1 percent adjusted for currency, compared to the December 31, 2014 balance. The estimated transactional backlog at December 31, 2015 decreased 6.5 percent as reported, but was flat year to year adjusted for currency. The estimated outsourcing backlog decreased 5.4 percent as reported, but grew 2 percent adjusted for currency compared to the prior year.

Clients are looking to transform their most critical systems into hybrid cloud environments, and the complexity of these partnerships in many cases results in larger engagements. For the full year of 2015, over 70 services deals greater than $100 million were signed, which was 40 percent more than in 2014. About 70 percent of those transactions feature hybrid cloud content, which reflects both the value IBM’s clients see in hybrid and the reality that not all their workloads are optimized for the cloud.

($ in billions)

				Yr.-to-Yr.
			Yr.-to-Yr.	Percent Change
			Percent	Adjusted for
At December 31:	2015	2014	Change	Currency
Backlog
Total backlog	$120.7	$128.4	(6.0)%	0.8%
Outsourcing backlog	76.4	80.8	(5.4)	1.7

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

Management Discussion

International Business Machines Corporation and Subsidiary Companies

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

($ in millions)

				Yr.-to-Yr.
			Yr.-to-Yr.	Percent Change
			Percent	Adjusted for
For the year ended December 31:	2015	2014	Change	Currency
Total signings	$48,243	$51,569	(6.5)%	2.8%
Outsourcing signings	$25,196	$26,517	(5.0)%	4.9%
Transactional signings	23,046	25,052	(8.0)	0.5

Software

($ in millions)

				Yr.-to-Yr.
			Yr.-to-Yr.	Percent Change
			Percent	Adjusted for
For the year ended December 31:	2015	2014	Change	Currency
Software external revenue	$22,932	$25,434	(9.8)%	(3.5)%
Middleware	$19,473	$21,474	(9.3)%	(3.0)%
Key branded middleware	15,778	17,098	(7.7)	(1.5)
WebSphere			(5.3)	0.2
Information Management			(8.0)	(1.6)
Workforce Solutions			(8.1)	(0.6)
Tivoli			(6.3)	0.1
Rational			(20.3)	(15.1)
Other middleware	3,695	4,376	(15.6)	(8.7)
Operating systems	1,815	2,119	(14.3)	(8.1)
Other	1,644	1,841	(10.7)	(4.9)

Software revenue of $22,932 million decreased 9.8 percent as reported and 4 percent adjusted for currency in 2015 compared to the prior year. Year-to-year software revenue performance reflected a decrease in middleware with declines in transactional revenue and a continuing headwind from operating systems.

Key branded middleware revenue of $15,778 million, which accounted for approximately 69 percent of total software revenue in 2015, decreased 7.7 percent as reported and 2 percent adjusted for currency compared to the prior year. Within key branded middleware, WebSphere decreased 5.3 percent (flat adjusted for currency), Information Management decreased 8.0 percent (2 percent adjusted for currency), Workforce Solutions decreased 8.1 percent (1 percent adjusted for currency), Tivoli decreased 6.3 percent (flat adjusted for currency), and Rational decreased 20.3 percent (15 percent adjusted for currency). Other middleware decreased 15.6 percent as reported and 9 percent adjusted for currency. Operating systems decreased 14.3 percent as reported and 8 percent adjusted for currency.

Management Discussion

International Business Machines Corporation and Subsidiary Companies

On an annual basis, approximately 70 percent of the company’s software business is annuity-like, including Software-as-a-Service and subscription and support. Renewal rates are steady, the SaaS business is growing, and overall annuity revenue grew for the full year. Transactional revenue declined year to year as large clients with multi-year contracts continued to utilize the flexibility the company has provided in deployment of their software. Outside the company’s top 250 clients, software revenue increased low single digits adjusted for currency on a year-to-year basis.

($ in millions)

			Yr.-to-Yr.
			Percent/
			Margin
For the year ended December 31:	2015	2014	Change
Software
External gross profit	$20,013	$22,533	(11.2)%
External gross profit margin	87.3%	88.6%	(1.3	)pts.
Pre-tax income	$9,066	$10,699	(15.3)%
Pre-tax margin	34.6%	37.0%	(2.4	)pts.

Software gross profit margin decreased 1.3 points to 87.3 percent. Software pre-tax income of $9,066 million decreased 15.3 percent, with a pre-tax margin of 34.6 percent, a decrease of 2.4 points. Profit performance for the year reflected the overall revenue trajectory, a higher level of investments in areas such as Watson, Watson Health, Watson IoT and Bluemix, and an impact from currency.

The company continues to transform and invest in the Software business. Middleware serves the purpose of integrating different environments, such as, on premise and cloud. Key capabilities have now been delivered on SoftLayer or as part of the Bluemix platform to enable hybrid environments. The company’s middle-ware remains the number one integration platform in the world and now integrates across cloud environments. This allows clients’ existing applications to access the cloud, and new “born to the cloud” applications to access clients’ existing assets.

The company is also adding substantial new capabilities to its software and solutions portfolio, including the Weather Company acquisition, which closed in January 2016. This acquisition will bring with it a high-volume platform that can ingest sensor data at scale. The power of this platform is its ability to use Watson cognitive capabilities to gather new insights by connecting data at scale from multiple industry domains.

Systems Hardware

($ in millions)

				Yr.-to-Yr.
			Yr.-to-Yr.	Percent Change
			Percent	Adjusted for
For the year ended December 31:	2015	2014	Change	Currency
Systems Hardware external revenue	$7,581	$9,996	(24.2)%	7.6%*
z Systems			28.1%	34.7%
Power Systems			(0.4)	4.5
Storage			(11.9)	(7.0)

* Adjusted for the System x divestiture and currency.

Systems Hardware revenue of $7,581 million decreased 24.2 percent as reported, but grew 8 percent year to year adjusted for the divestiture of the System x business (28 points) and currency (4 points) driven by z Systems and Power Systems. Systems Hardware had a successful mainframe product cycle in 2015 and Power Systems grew as it was repositioned to address a broader opportunity. The company continued to deliver innovation to its systems to enable them to run the most contemporary workloads. Approximately half of the Systems Hardware revenue in 2015 was for solutions that address analytics workloads, or hybrid and private clouds.

Management Discussion

International Business Machines Corporation and Subsidiary Companies

z Systems revenue increased 28.1 percent as reported and 35 percent adjusted for currency compared to the prior year, with strong double-digit growth adjusted for currency in each quarter since the launch of the z13 system in the first quarter of 2015. MIPS (millions of instructions per second) shipments increased 33 percent in 2015. The z13 system was contemporized for the workloads around mobile, hybrid cloud and analytics. These innovations continue to resonate with existing customers and the company continues to add new customers to the platform. In 2015, the z Systems business added 50 new clients across 25 countries.

Power Systems revenue decreased 0.4 percent as reported, but grew 4 percent adjusted for currency in 2015 compared to the prior year, the first year of revenue growth since 2011. The Power Systems performance reflects the progress being made to transform the platform to align around data and cloud opportunities, while embracing an open ecosystem. The company continues to address the high value opportunity in the UNIX market. Simultaneously, the company has introduced a low-end Linux-based Power system to capture the growing Linux market. The OpenPOWER initiative continues to progress as the company integrates innovation from the broader ecosystem with its own products and licenses IP to support third-party Power-based offerings.

Storage revenue decreased 11.9 percent as reported and 7 percent adjusted for currency in 2015 driven by continued weakness in traditional disk and tape. Value in the storage market continues to shift to software and offering requirements that are driving demand for flash and object-based storage. The company is well positioned in these new areas with its FlashSystems offerings and the recent acquisition of Cleversafe, Inc.

($ in millions)

			Yr.-to-Yr.
			Percent/
			Margin
For the year ended December 31:	2015	2014	Change
Systems Hardware
External gross profit	$3,535	$3,945	(10.4)%
External gross profit margin	46.6%	39.5%	7.2	pts.
Pre-tax income	$604	$34	NM
Pre-tax margin	7.5%	0.3%	7.2	pts.

NM—Not meaningful

Systems Hardware gross profit margin of 46.6 percent increased 7.2 points versus the prior year. The increase was due to mix (11.8 points) driven by strong growth in z Systems and the divestiture of the lower margin System x business. This improvement was offset by lower margins (4.6 points) in z Systems and Power Systems compared to the prior year. Pre-tax income was $604 million in 2015, an increase of $570 million compared to 2014. Pre-tax margin increased 7.2 points year to year to 7.5 percent. Systems Hardware results reflect a successful transformation and repositioning of the business including a solid mainframe product cycle and successful Power Systems transformation.

Global Financing

See pages 69 through 73 for an analysis of Global Financing’s segment results.

Geographic Revenue

In addition to the revenue presentation by reportable segment, the company also measures revenue performance on a geographic basis. The following geographic, regional and country-specific revenue performance excludes OEM revenue.

($ in millions)

				Yr.-to-Yr.
			Yr.-to-Yr.	Percent Change
			Percent	Adjusted for
For the year ended December 31:	2015	2014	Change	Currency*
Total revenue	$81,741	$92,793	(11.9)%	(1.2)%
Geographies	$81,430	$92,326	(11.8)%	(1.1)%
Americas	38,486	41,410	(7.1)	(1.8)
Europe/Middle East/Africa	26,073	30,700	(15.1)	0.3
Asia Pacific	16,871	20,216	(16.5)	(1.7)

Major markets			(9.9)%	(0.5)%
Growth markets			(18.4)%	(3.1)%
BRIC countries			(27.1)%	(10.1)%

* Adjusted for divestitures and currency.

Management Discussion

International Business Machines Corporation and Subsidiary Companies

Total geographic revenue of $81,430 million in 2015 decreased 11.8 percent as reported and 1 percent adjusted for currency (8 points) and the divestitures of the System x and customer care businesses (3 points) compared to 2014. Major market countries decreased 9.9 percent as reported and 1 percent adjusted for currency (8 points) and the divested businesses (2 points). Within the major markets, performance varied in 2015. While the U.S. was down compared to the prior year, revenue in Germany, Japan and the UK grew year to year on an adjusted basis. Overall, growth market countries decreased 18.4 percent as reported and 3 percent adjusted for currency (9 points) and the divested businesses (6 points). From a regional perspective, on an adjusted basis, growth in Latin America and the Middle East and Africa region was more than offset by declines in the Asia Pacific growth market countries.

Americas revenue of $38,486 million decreased 7.1 percent as reported and 2 percent adjusted for currency (3 points) and divestitures (2 points) compared to 2014 with a decline in North America and growth in Latin America on an adjusted basis. The U.S. decreased 4.4 percent as reported and 3 percent adjusted for divestitures. Canada was down 17.2 percent as reported and 2 percent adjusted for currency (13 points) and divestitures (2 points). In Latin America, Brazil decreased 26.0 percent as reported and 2 percent adjusted for currency (22 points) and the divested businesses (2 points), while Mexico had growth of 0.5 percent as reported and 14 percent adjusted for currency (9 points) and divestitures (4 points).

Europe/Middle East/Africa (EMEA) revenue of $26,073 million in 2015 decreased 15.1 percent as reported, but was flat year to year adjusted for currency (13 points) and the divested businesses (3 points). On an adjusted basis, there was growth in Germany and the UK. Germany decreased 13.2 percent as reported, but grew 7 percent adjusted for currency (17 points) and the divested businesses (3 points). The UK decreased 6.3 percent year to year as reported, but grew 3 percent adjusted for currency (7 points) and the divested businesses (2 points). The Middle East and Africa region decreased 4.8 percent as reported, but grew 5 percent adjusted for the divested businesses (6 points) and currency (4 points). Russia decreased 32.2 percent as reported and 24 percent adjusted for the divestitures.

Asia Pacific revenue of $16,871 million decreased 16.5 percent as reported and 2 percent adjusted for currency (9 points) and the divested businesses (6 points) compared to the prior year. Japan decreased 9.9 percent as reported, but had growth of 5 percent adjusted for currency (13 points) and the divested businesses (2 points). On an adjusted basis, the Japan growth was more than offset by a decline in other markets. China decreased 34.4 percent as reported and 21 percent adjusted for the divested businesses (12 points) and currency (1 point). India decreased 3.8 percent as reported, but had growth of 8 percent adjusted for the divested businesses (7 points) and currency (5 points).

Total Expense and Other (Income)

($ in millions)

			Yr.-to-Yr.
			Percent/
			Margin
For the year ended December 31:	2015	2014	Change
Total consolidated expense and other (income)	$24,740	$26,421	(6.4)%
Non-operating adjustments
Amortization of acquired intangible assets	(304)	(374)	(18.8)
Acquisition-related charges	(26)	(12)	112.6
Non-operating retirement-related (costs)/income	(581)	(180)	222.4
Operating (non-GAAP) expense and other (income)	$23,830	$25,855	(7.8)%
Total consolidated expense-to-revenue ratio	30.3%	28.5%	1.8	pts.
Operating (non-GAAP) expense-to-revenue ratio	29.2%	27.9%	1.3	pts.

The key drivers of the year-to-year change in total expense and other (income) were approximately:

	Total	Operating
	Consolidated	(non-GAAP)
• Currency*	(9) points	(9) points
• System x divestiture	(2) points	(2) points
• Divestiture gains	6 points	6 points
• Workforce rebalancing	(3) points	(3) points

* Reflects impacts of translation and hedging programs.

For additional information regarding total expense and other (income) for both expense presentations, see the following analyses by category.

Management Discussion

International Business Machines Corporation and Subsidiary Companies

Selling, General and Administrative

($ in millions)

			Yr.-to-Yr.
			Percent
For the year ended December 31:	2015	2014	Change
Selling, general and administrative expense
Selling, general and administrative—other	$16,643	$18,532	(10.2)%
Advertising and promotional expense	1,290	1,307	(1.3)
Workforce rebalancing charges	587	1,472	(60.1)
Retirement-related costs	1,052	811	29.7
Amortization of acquired intangible assets	304	374	(18.8)
Stock-based compensation	322	350	(8.0)
Bad debt expense	231	334	(30.8)
Total consolidated selling, general and administrative expense	$20,430	$23,180	(11.9)%
Non-operating adjustments
Amortization of acquired intangible assets	(304)	(374)	(18.8)
Acquisition-related charges	(21)	(11)	81.1
Non-operating retirement-related (costs)/income	(533)	(257)	107.3
Operating (non-GAAP) selling, general and administrative expense	$19,573	$22,537	(13.2)%

Total selling, general and administrative (SG&A) expense decreased 11.9 percent in 2015 versus 2014, driven primarily by the following factors:

• The effects of currency (7 points); and

• Lower workforce rebalancing charges (3 points); and

• The impact of the divested System x business (1 point).

Operating (non-GAAP) expense decreased 13.2 percent year to year driven primarily by the same factors.

Bad debt expense decreased $103 million in 2015 compared to 2014. The receivables provision coverage was 2.6 percent at December 31, 2015, an increase of 40 basis points from December 31, 2014.

Research, Development and Engineering

($ in millions)

			Yr.-to-Yr.
			Percent
For the year ended December 31:	2015	2014	Change
Total consolidated research, development and engineering	$5,247	$5,437	(3.5)%
Non-operating adjustment
Non-operating retirement-related (costs)/income	(48)	77	NM
Operating (non-GAAP) research, development and engineering	$5,200	$5,514	(5.7)%

NM—Not meaningful

Research, development and engineering (RD&E) expense was 6.4 percent of revenue in 2015 and 5.9 percent of revenue in 2014.

RD&E expense decreased 3.5 percent in 2015 versus 2014 primarily driven by:

• The effects of currency (5 points); and

• The impact of the divested System x business (4 points); partially offset by

• Increased base spending (4 points); and

• Higher expense due to acquisitions (1 point).

Operating (non-GAAP) RD&E expense decreased 5.7 percent in 2015 compared to the prior year, driven primarily by the same factors.

Intellectual Property and Custom Development Income

($ in millions)

			Yr.-to-Yr.
			Percent
For the year ended December 31:	2015	2014	Change
Sales and other transfers of intellectual property	$303	$283	7.1%
Licensing/royalty-based fees	117	129	(9.8)
Custom development income	262	330	(20.5)
Total	$682	$742	(8.1)%

The timing and amount of Sales and other transfers of IP may vary significantly from period to period depending upon the timing of divestitures, economic conditions, industry consolidation and the timing of new patents and know-how development. There were no material individual IP transactions in 2015 or 2014.

Management Discussion

International Business Machines Corporation and Subsidiary Companies

Other (Income) and Expense

($ in millions)

			Yr.-to-Yr.
			Percent
For the year ended December 31:	2015	2014	Change
Other (income) and expense
Foreign currency transaction losses/(gains)	$414	$(599)	NM
(Gains)/losses on derivative instruments	(853)	654	NM
Interest income	(72)	(90)	(19.8)%
Net (gains)/losses from securities and investment assets	47	(26)	NM
Other	(260)	(1,878)	(86.1)%
Total consolidated other (income) and expense	$(724)	$(1,938)	(62.6)%
Non-operating adjustment
Acquisition-related charges	(5)	(1)	NM
Operating (non-GAAP) other (income) and expense	$(729)	$(1,939)	(62.4)%

NM—Not meaningful

The decrease in income of $1,214 million year over year was primarily driven by:

• Lower gains on divestitures ($1,623 million) primarily associated with the divestitures of the System x and customer care businesses in 2014; and

• Higher foreign currency transaction losses ($1,013 million); partially offset by

• Increased gains on derivative instruments ($1,507 million).

Interest Expense

($ in millions)

			Yr.-to-Yr.
			Percent
For the year ended December 31:	2015	2014	Change
Interest expense
Total	$468	$484	(3.2)%

The decrease in interest expense in 2015 versus 2014 was primarily driven by lower average debt levels, partially offset by higher average interest rates. Interest expense is presented in cost of financing in the Consolidated Statement of Earnings only if the related external borrowings are to support the Global Financing external business. Overall interest expense (excluding capitalized interest) in 2015 was $1,009 million, a decrease of $16 million year to year.

Stock-Based Compensation

Pre-tax stock-based compensation cost of $468 million decreased $44 million compared to 2014. This was due primarily to decreases related to performance share units ($32 million), the conversion of stock-based awards previously issued by acquired entities ($6 million) and restricted stock units ($6 million). Stock-based compensation cost, and the year-to-year change, was reflected in the following categories: Cost: $100 million, down $21 million; SG&A expense: $322 million, down $28 million; RD&E expense: $51 million, down $3 million and Other (income) and expense: ($6 million), down $8 million. The amount of stock-based compensation cost included in the loss from discontinued operations, net of tax, was immaterial in 2015 and 2014.

Retirement-Related Plans

The following table provides the total pre-tax cost for all retirement-related plans. These amounts are included in the Consolidated Statement of Earnings within the caption (e.g., Cost, SG&A, RD&E) relating to the job function of the plan participants.

($ in millions)

			Yr.-to-Yr.
			Percent
For the year ended December 31:	2015	2014	Change
Retirement-related plans—cost
Service cost	$484	$482	0.5%
Amortization of prior service costs/(credits)	(100)	(114)	(12.0)
Cost of defined contribution plans	1,138	1,253	(9.2)
Total operating costs/(income)	$1,522	$1,621	(6.1)%
Interest cost	3,316	3,994	(17.0)
Expected return on plan assets	(5,879)	(6,351)	(7.4)
Recognized actuarial losses	3,283	2,467	33.1
Curtailments/settlements	36	25	41.2
Multi-employer plan/other costs	293	218	34.8
Total non-operating costs/ (income)	$1,050	$353	197.2%
Total retirement-related plans—cost	$2,572	$1,974	30.3%

Management Discussion

International Business Machines Corporation and Subsidiary Companies

In 2015, total pre-tax retirement-related plan cost increased by $598 million compared to 2014, primarily driven by an increase in recognized actuarial losses ($816 million), lower expected return on plan assets ($472 million) and higher pension obligations related to litigation in Spain ($85 million), partially offset by lower interest cost ($678 million) and lower defined contribution plans cost ($115 million).

As discussed in the “Operating (non-GAAP) Earnings” section on pages 18 and 19, the company characterizes certain retirement-related costs as operating and others as non-operating. Utilizing this characterization, operating retirement-related costs in 2015 were $1,522 million, a decrease of $99 million compared to 2014, primarily driven by lower defined contribution plans cost ($115 million). Non-operating costs of $1,050 million increased $696 million in 2015 compared to the prior year, driven primarily by an increase in recognized actuarial losses ($816 million), lower expected return on plan assets ($472 million), higher pension obligations related to litigation in Spain ($85 million), partially offset by lower interest cost ($678 million).

Income Taxes

The continuing operations effective tax rate for 2015 was 16.2 percent, a decrease of 5.0 points versus the prior year, driven by the following factors:

• The benefit resulting from the completion of the U.S. 2011—2012 tax audit, including the associated reserve redeterminations (3.9 points); and

• A benefit due to the geographic mix of pre-tax income in 2015 (3.5 points); and

• A benefit due to the 2014 tax charge related to the divestiture of the System x business (0.9 points); partially offset by

• A reduced benefit year to year in the utilization of foreign tax credits (2.5 points); and

• The year-to-year increase in tax charges related to intercompany payments made by foreign subsidiaries and the intercompany licensing of certain IP (0.8 points).

The continuing operations operating (non-GAAP) effective tax rate was 17.2 percent, a decrease of 3.8 points versus 2014 principally driven by the same factors described above.

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

			Yr.-to-Yr.
			Percent
For the year ended December 31:	2015	2014	Change
Earnings per share of common stock from continuing operations
Assuming dilution	$13.60	$15.59	(12.8)%
Basic	$13.66	$15.68	(12.9)%
Diluted operating (non-GAAP)	$14.92	$16.53	(9.7)%
Weighted-average shares outstanding (in millions)
Assuming dilution	982.7	1,010.0	(2.7)%
Basic	978.7	1,004.3	(2.5)%

Actual shares outstanding at December 31, 2015 and 2014 were 965.7 million and 990.5 million, respectively. The average number of common shares outstanding assuming dilution was 27.3 million shares lower in 2015 versus 2014. The decrease was primarily the result of the common stock repurchase program.

Results of Discontinued Operations

The loss from discontinued operations, net of tax, was $0.2 billion in 2015 and $3.7 billion in 2014. The loss from discontinued operations in 2014 included a nonrecurring pre-tax charge of $4.7 billion, or $3.4 billion, net of tax, which included an impairment to reflect the fair value less estimated costs to sell the Microelectronics business and other estimated costs related to the transaction, including cash consideration. The discontinued operations effective tax rate in 2015 was 40.3 percent compared to 30.2 percent in 2014.

Management Discussion

International Business Machines Corporation and Subsidiary Companies

Financial Position

Dynamics

At December 31, 2015, the company continued to have the financial flexibility to support the business over the long term. Cash and marketable securities at year end were $8,195 million. During the year, the company continued to manage the investment portfolio to meet its capital preservation and liquidity objectives.

Total debt of $39,890 million decreased $832 million from prior year-end levels. The commercial paper balance at December 31, 2015, was $600 million, a decrease of $50 million from the prior year end. Within total debt, $27,205 million is in support of the Global Financing business which is leveraged at a 7.3 to 1 ratio. The company continues to have substantial flexibility in the debt markets. During 2015, the company completed bond issuances totaling $3,368 million, with terms ranging from 3 to 7 years, and interest rates ranging from 0.53 to 2.88 percent depending on maturity. The company has consistently generated strong cash flow from operations and continues to have access to additional sources of liquidity through the capital markets and its $10 billion global credit facility, with 100 percent of the facility available on a same day basis.

Consistent with accounting standards, the company remeasures the funded status of its retirement and postretirement plans at December 31. At December 31, 2015, the overall net under-funded position was $15,513 million, a decrease of $1,419 million from December 31, 2014 driven by an increase in discount rates. At year end, the company’s qualified defined benefit plans were well funded and the cash requirements related to these plans remain stable going forward at approximately $500 million per year through 2020. In 2015, the return on the U.S. Personal Pension Plan assets was negative 1.0 percent and the plan was 101 percent funded at December 31. Overall, global asset returns were negative 0.2 percent and the qualified defined benefit plans worldwide were 97 percent funded at December 31, 2015.

During 2015, the company generated $17,008 million in cash from operations, an increase of $139 million compared to 2014. In addition, the company generated $13,075 million in free cash flow, an increase of $703 million versus the prior year. See pages 62 to 63 for additional information on free cash flow. The company returned $9,507 million to shareholders in 2015, with $4,897 million in dividends and $4,609 million in gross share repurchases. In 2015, the company repurchased 30.3 million shares and had $5.6 billion remaining in share repurchase authorization at year end. The company’s cash generation permits the company to invest and deploy capital to areas with the most attractive long-term opportunities.

The assets and debt associated with the Global Financing business are a significant part of the company’s financial position. The financial position amounts appearing on page 78 are the consolidated amounts including Global Financing. The amounts appearing in the separate Global Financing section, beginning on page 69, are supplementary data presented to facilitate an understanding of the Global Financing business.

Working Capital

($ in millions)

At December 31:	2015	2014
Current assets	$42,504	$47,377	*
Current liabilities	34,269	39,581	* **
Working capital	$8,235	$7,797	* **
Current ratio	1.24:1	1.20:1	* **

* Reclassified to reflect adoption of the FASB guidance on deferred taxes in consolidated financial statements. Refer to note B, “Accounting Changes,” for additional information.

** Reclassified to reflect adoption of the FASB guidance on debt issuance costs in consolidated financial statements. Refer to note B, “Accounting Changes,” for additional information.

Working capital increased $439 million from the year-end 2014 position. The key changes are described below:

Current assets decreased $4,873 million ($2,074 million adjusted for currency), as a result of:

•  A decline of $3,277 million ($1,316 million adjusted for currency) in receivables driven by the receipt of tax refunds; and

•  A decrease of $762 million ($470 million adjusted for currency) in prepaid expenses and other current assets due to decreases in counterparty collateral postings and derivative assets, partially offset by an increase in prepaid income taxes; and

•  A decline of $553 million ($480 million adjusted for currency) in inventories primarily driven by the Microelectronics divestiture.

Current liabilities decreased $5,311 million ($3,418 million adjusted for currency), as a result of:

•  A decrease in taxes of $2,237 million ($1,995 million adjusted for currency) primarily driven by income tax payments, settlement of the U.S. tax audit and a tax benefit associated with the Microelectronics divestiture; and

Management Discussion

International Business Machines Corporation and Subsidiary Companies

•     A decrease in other accrued expenses and liabilities of $1,641 million ($1,281 million adjusted for currency) driven by net activity associated with the Microelectronics divestiture and workforce rebalancing payments; and

•     A decrease in deferred income of $856 million ($226 million adjusted for currency); and a decline of $837 million ($568 million adjusted for currency) in accounts payable reflecting the wind down of the divested System x business payables and decreases in counterparty collateral postings; partially offset by

•     An increase in short-term debt of $731 million ($872 million adjusted for currency).

Cash Flow

The company’s cash flows from operating, investing and financing activities, as reflected in the Consolidated Statement of Cash Flows on page 79 are summarized in the table below. These amounts include the cash flows associated with the Global Financing business.

($ in millions)

For the year ended December 31:	2015	2014
Net cash provided by/(used in) continuing operations
Operating activities	$17,008	$16,868
Investing activities	(8,159)	(3,001)
Financing activities	(9,166)	(15,452)
Effect of exchange rate changes on cash and cash equivalents	(473)	(655)
Net change in cash and cash equivalents	$(790)	$(2,240)

Net cash provided by operating activities increased by $139 million in 2015 driven by the following key factors:

•     A decline in cash income tax payments ($3,092 million); and

•     An improvement in sales cycle working capital of $1,192 million; partially offset by

•     Performance-related declines within net income; and

•     An increase in performance-related compensation payments of $470 million.

Net cash used in investing activities increased $5,158 million driven by:

•     A decrease in cash provided by divestitures of $2,758 million; and

•     An increase in cash used related to acquisitions of $2,693 million.

Net cash used in financing activities decreased $6,286 million as compared to the prior year driven by the following factors:

•     A decrease of $9,070 million of cash used for gross share repurchases; partially offset by

•     A decrease in net cash sourced from debt transactions of $1,764 million driven by a lower level of issuances in the current year; and

•     An increase in dividend payments of $632 million.

Noncurrent Assets and Liabilities

($ in millions)

At December 31:	2015	2014
Noncurrent assets	$67,991	$69,894	* **
Long-term debt	$33,428	$34,991	**
Noncurrent liabilities (excluding debt)	$28,374	$30,686	*

* Reclassified to reflect adoption of the FASB guidance on deferred taxes in consolidated financial statements. Refer to note B, “Accounting Changes,” for additional information.

** Reclassified to reflect adoption of the FASB guidance on debt issuance costs in consolidated financial statements. Refer to note B, “Accounting Changes,” for additional information.

The decrease in noncurrent assets of $1,903 million (an increase of $1,735 million adjusted for currency) was driven by:

•     A decrease of $1,853 million ($1,417 million adjusted for currency) in deferred taxes driven by the utilization of the tax benefit associated with the Microelectronics divestiture; and

•     A decrease of $1,096 million ($186 million adjusted for currency) in long-term financing receivables; partially offset by

•     An increase in goodwill of $1,466 million ($2,561 adjusted for currency) resulting from acquisitions during the year.

Long-term debt decreased $1,563 million ($862 million adjusted for currency) driven by:

•     Reclassification of $5,549 million to short-term debt to reflect upcoming maturities; partially offset by

•     Debt issuances of $4,647 million.

Other noncurrent liabilities, excluding debt, decreased $2,312 million ($387 million adjusted for currency) primarily driven by:

•     A decrease in retirement and nonpension postretirement liabilities of $1,757 million driven by a currency impact of $1,295 million; and

•     A decline of $635 million ($207 million adjusted for currency) in other liabilities associated with a reclass to short-term payables of a portion of the consideration payment associated with the Microelectronics divestiture.

Management Discussion

International Business Machines Corporation and Subsidiary Companies

Debt

The company’s funding requirements are continually monitored and strategies are executed to manage the overall asset and liability profile. Additionally, the company maintains sufficient flexibility to access global funding sources as needed.

($ in millions)

At December 31:	2015	2014
Total company debt	$39,890	$40,722	*
Total Global Financing segment debt	$27,205	$29,103
Debt to support external clients	23,934	25,531
Debt to support internal clients	3,271	3,572
Non-Global Financing debt	12,684	11,619	*

* Reclassified to reflect adoption of the FASB guidance on debt issuance costs in consolidated financial statements. Refer to note B, “Accounting Changes,” for additional information.

Global Financing provides financing predominantly for the company’s external client assets, as well as for assets under contract by other IBM units. These assets, primarily for Global Services, generate long-term, stable revenue streams similar to the Global Financing asset portfolio. Based on their attributes, these Global Services assets are leveraged with the balance of the Global Financing asset base. The debt analysis above is further detailed in the Global Financing section on pages 72 and 73.

Given the significant leverage, the company presents a debt-to-capitalization ratio which excludes Global Financing debt and equity as management believes this is more representative of the company’s core business operations. This ratio can vary from period to period as the company manages its global cash and debt positions. “Core” debt-to-capitalization ratio (excluding Global Financing debt and equity) was 54.3 percent at December 31, 2015 compared to 59.2 percent at December 31, 2014.

Consolidated debt-to-capitalization ratio at December 31, 2015 was 73.4 percent versus 77.2 percent at December 31, 2014.

Equity

Total equity increased by $2,410 million from December 31, 2014 as a result of an increase in retained earnings of $8,332 million and common stock of $596 million offset by an increase in treasury stock of $4,803 million mainly due to gross common stock repurchases and an increase in other comprehensive losses of $1,731 million primarily due to foreign currency translation adjustments.

GAAP Reconciliation

The tables below provide a reconciliation of the company’s income statement results as reported under GAAP to its operating earnings presentation which is a non-GAAP measure. The company’s calculation of operating (non-GAAP) earnings, as presented, may differ from similarly titled measures reported by other companies. Please refer to the “Operating (non-GAAP) Earnings” section on pages 18 and 19 for the company’s rationale for presenting operating earnings information.

($ in millions except per share amount)

		Acquisition-		Retirement-
		Related		Related		Operating
For the year ended December 31, 2015:	GAAP	Adjustments		Adjustments		(non-GAAP)
Gross profit	$40,684	$373		$469		$41,526
Gross profit margin	49.8%	0.5	pts.	0.6	pts.	50.8%
SG&A	$20,430	$(324)		$(533)		$19,573
RD&E	5,247	—		(48)		5,200
Other (income) and expense	(724)	(5)		—		(729)
Total expense and other (income)	24,740	(330)		(581)		23,830
Pre-tax income from continuing operations	15,945	703		1,050		17,697
Pre-tax margin from continuing operations	19.5%	0.9	pts.	1.3	pts.	21.6%
Provision for income taxes*	$2,581	$141		$316		$3,037
Effective tax rate	16.2%	0.2	pts.	0.9	pts.	17.2%
Income from continuing operations	$13,364	$562		$734		$14,659
Income margin from continuing operations	16.3%	0.7	pts.	0.9	pts.	17.9%
Diluted earnings per share from continuing operations	$13.60	$0.57		$0.75		$14.92

* The tax impact on operating (non-GAAP) pre-tax income is calculated under the same accounting principles applied to the GAAP pre-tax income which employs an annual effective tax rate method to the results.

Management Discussion

International Business Machines Corporation and Subsidiary Companies

($ in millions except per share amount)

		Acquisition-		Retirement-
		Related		Related		Operating
For the year ended December 31, 2014:	GAAP	Adjustments		Adjustments		(non-GAAP)
Gross profit	$46,407	$416		$173		$46,996
Gross profit margin	50.0%	0.4	pts.	0.2	pts.	50.6%
SG&A	$23,180	$(385)		$(257)		$22,537
RD&E	5,437	—		77		5,514
Other (income) and expense	(1,938)	(1)		—		(1,939)
Total expense and other (income)	26,421	(386)		(180)		25,855
Pre-tax income from continuing operations	19,986	803		353		21,142
Pre-tax margin from continuing operations	21.5%	0.9	pts.	0.4	pts.	22.8%
Provision for income taxes*	$4,234	$133		$73		$4,440
Effective tax rate	21.2%	(0.2	) pts.	0.0	pts.	21.0%
Income from continuing operations	$15,751	$670		$280		$16,702
Income margin from continuing operations	17.0%	0.7	pts.	0.3	pts.	18.0%
Diluted earnings per share from continuing operations	$15.59	$0.66		$0.28		$16.53

* The tax impact on operating (non-GAAP) pre-tax income is calculated under the same accounting principles applied to the GAAP pre-tax income which employs an annual effective tax rate method to the results.

Consolidated Fourth-Quarter Results

($ and shares in millions except per share amounts)

			Yr.-to-Yr.
			Percent/
			Margin
For the fourth quarter:	2015	2014	Change
Revenue	$22,059	$24,113	(8.5	)%*
Gross profit margin	51.7%	53.3%	(1.6	) pts.
Total expense and other (income)	$6,308	$5,767	9.4%
Total expense and other (income)-to-revenue ratio	28.6%	23.9%	4.7	pts.
Income from continuing operations before income taxes	$5,098	$7,094	(28.1)%
Provision for income taxes from continuing operations	$638	$1,580	(59.6)%
Income from continuing operations	$4,460	$5,515	(19.1)%
Income from continuing operations margin	20.2%	22.9%	(2.7	) pts.
Income/(loss) from discontinued operations, net of tax	$3	$(31)	NM
Net income	$4,463	$5,484	(18.6)%
Earnings per share from continuing operations:
Assuming dilution	$4.59	$5.54	(17.1)%
Consolidated earnings per share— assuming dilution	$4.59	$5.51	(16.7)%
Weighted-average shares outstanding
Assuming dilution	972.8	995.4	(2.3)%

* (2.3) percent adjusted for currency.

NM—Not meaningful

The following table provides the company’s operating (non-GAAP) earnings for the fourth quarter of 2015 and 2014.

($ in millions except per share amounts)

			Yr.-to -Yr.
			Percent
For the fourth quarter:	2015	2014	Change
Net income as reported	$4,463	$5,484	(18.6)%
Income/(loss) from discontinued operations, net of tax	3	(31)	NM
Income from continuing operations	4,460	5,515	(19.1)
Non-operating adjustments (net of tax)
Acquisition-related charges	110	186	(41.0)
Non-operating retirement-related costs/(income)	137	84	63.8
Operating (non-GAAP) earnings*	$4,707	$5,785	(18.6)%
Diluted operating (non-GAAP) earnings per share	$4.84	$5.81	(16.7)%

* See page 48 for a more detailed reconciliation of net income to operating earnings.

NM—Not meaningful

Management Discussion

International Business Machines Corporation and Subsidiary Companies

Snapshot

In the fourth quarter of 2015, the company reported $22.1 billion in revenue and delivered $4.5 billion in income from continuing operations with diluted earnings per share from continuing operations of $4.59 as reported and $4.84 on an operating (non-GAAP) basis. The results of continuing operations exclude net income from discontinued operations of $3 million related to the divestiture of the company’s Microelectronics business. The company generated $5.3 billion in cash from operations and $6.1 billion in free cash flow in the fourth quarter and continued a high level of investment, including $2.5 billion in acquisitions and driving shareholder returns of $2.0 billion in gross common stock repurchases and dividends.

Performance in the fourth quarter continued to reflect the transitions in the business as the company addressed both the significant shifts in the industry as well as some of the cyclical challenges of the global business environment.

In the fourth quarter, total consolidated revenue decreased 8.5 percent as reported and 2 percent adjusted for currency, with a year-to-year impact of $1.5 billion due to currency. Revenue in the strategic imperatives grew 10 percent as reported and 16 percent adjusted for currency.

Within the company’s segments, total Global Services revenue declined 8.1 percent as reported and 1 percent adjusted for currency. Global Technology Services revenue decreased 7.1 percent as reported but grew 1 percent adjusted for currency as the company continues to help clients transition to a hybrid cloud services platform bringing more mobility and security to infrastructure services. Global Business Services revenue decreased 9.9 percent (4 percent adjusted for currency). GBS has continued to add resources and transition to the strategic areas while shifting away from some of the more traditional areas of the business. Software revenue decreased 10.7 percent (6 percent adjusted for currency). Software annuity content grew but transactional performance continued to be impacted by the flexibility the company has provided in Enterprise License Agreements with clients. Systems Hardware revenue decreased 1.4 percent but grew 3 percent adjusted for currency driven by z Systems and Power Systems.

From a geographic perspective, revenue in the major markets declined 6.9 percent and 2 percent adjusted for currency. While the U.S. was down, revenue in Europe and Japan grew on an adjusted basis. Growth markets revenue decreased 13.6 percent and 4 percent adjusted for currency with growth in Latin America and the Middle East and Africa region more than offset by declines in Asia Pacific.

The consolidated gross profit margin decreased 1.6 points versus the fourth quarter of 2014 to 51.7 percent. The operating (non-GAAP) gross margin of 52.7 percent decreased 1.2 points with year-to-year declines across all business segments.

Total expense and other (income) increased 9.4 percent in the fourth quarter of 2015 compared to the prior year. Total operating (non-GAAP) expense and other (income) increased 9.2 percent year to year. The key drivers of the year-to-year change in total expense and other (income) were approximately:

	Total	Operating
	Consolidated	(non-GAAP)
• Currency*	(8) points	(8) points
• Divestiture gains	23 points	24 points
• Workforce rebalancing	(10) points	(10) points

* Reflects impacts of translation and hedging programs.

The year-to-year increase in expense was driven by prior year items. A gain of $1.4 billion associated with the System x divestiture was recorded in the fourth quarter of 2014 and a charge of $86 million for the impairment of equity securities received as consideration was recorded in the fourth quarter of 2015. These items were partially offset by lower workforce rebalancing charges of $0.6 billion and the impact of currency in the fourth quarter of 2015 compared to the prior-year period.

Pre-tax income from continuing operations of $5,098 million decreased 28.1 percent year to year and the pre-tax margin was 23.1 percent, a decrease of 6.3 points versus the fourth quarter of 2014. The prior period gain from the System x divestiture represented effectively all of the year-to-year decline in the pre-tax margin, but the margin performance also reflected higher levels of investment, mix of contracts and resource shifts in the services business. The continuing operations effective tax rate for

Management Discussion

International Business Machines Corporation and Subsidiary Companies

the fourth quarter was 12.5 percent, down 9.7 points year to year. While the underlying effective tax rate was approximately 20 percent, the fourth quarter 2015 rate reflected the benefit from the recent U.S. tax legislation and settlement of the company’s U.S. tax audit. Income from continuing operations of $4,460 million decreased 19.1 percent year to year. Net income of $4,463 million decreased $1,021 million year to year. Operating (non-GAAP) pretax income from continuing operations of $5,516 million decreased 25.4 percent with a year-to-year impact from currency of approximately $300 million. The operating (non-GAAP) pre-tax margin was 25.0 percent, a decrease of 5.7 points year to year. Operating (non-GAAP) income from continuing operations decreased 18.6 percent and the operating (non-GAAP) income margin of 21.3 percent decreased 2.7 points compared to the prior year. The operating (non-GAAP) effective tax rate from continuing operations was 14.7 percent versus 21.8 percent in the fourth quarter of 2014 reflecting the same current year factors described above.

Diluted earnings per share from continuing operations of $4.59 decreased 17.1 percent year to year. Operating (non-GAAP) diluted earnings per share of $4.84 decreased $0.97 or 16.7 percent versus the fourth quarter of 2014. There was no impact to diluted earnings per share from discontinued operations in the fourth quarter of 2015. In the fourth quarter of 2015, the company repurchased 6.0 million shares of its common stock.

Results of Continuing Operations

Segment Details

The following is an analysis of the fourth quarter of 2015 versus the fourth quarter of 2014 reportable segment external revenue and gross margin results. Segment pre-tax income includes transactions between the segments that are intended to reflect an arms-length transfer price and excludes certain unallocated corporate items.

($ in millions)

			Yr.-to -Yr.		Yr.-to -Yr.
			Percent/		Percent Change
			Margin		Adjusted for
For the fourth quarter:	2015	2014*	Change		Currency
Revenue
Global Technology Services	$8,126	$8,746	(7.1)%		0.9%
Gross margin	37.7%	39.1%	(1.5	) pts.
Global Business Services	4,297	4,771	(9.9)%		(4.2)%
Gross margin	28.2%	31.5%	(3.3	) pts.
Software	6,767	7,578	(10.7)%		(5.8)%
Gross margin	88.0%	90.0%	(2.0	) pts.
Systems Hardware	2,372	2,406	(1.4)%		2.7%
Gross margin	48.0%	49.6%	(1.6	) pts.
Global Financing	454	532	(14.6)%		(5.8)%
Gross margin	39.9%	48.7%	(8.8	) pts.
Other	43	82	(47.1)%		(42.2)%
Gross margin	(312.7)%	(401.7)%	(89.0	) pts.
Total consolidated revenue	$22,059	$24,113	(8.5)%		(2.3)%

Total consolidated gross profit	$11,407	$12,862	(11.3)%
Total consolidated gross margin	51.7%	53.3%	(1.6	) pts.
Non-operating adjustments
Amortization of acquired intangible assets	105	101	3.2%
Retirement-related costs/(income)	119	33	262.8%
Operating (non-GAAP) gross profit	$11,630	$12,996	(10.5)%
Operating (non-GAAP) gross margin	52.7%	53.9%	(1.2	) pts.

* Reclassified to conform with 2015 presentation.

Management Discussion

International Business Machines Corporation and Subsidiary Companies

Global Services

In the fourth quarter of 2015, the Global Services segments, GTS and GBS, delivered combined revenue of $12,422 million, a decrease of 8.1 percent as reported and 1 percent adjusted for currency. Combined pre-tax income in the fourth quarter decreased 0.1 percent year to year and the pre-tax margin increased 1.3 points to 17.2 percent.

Global Technology Services revenue of $8,126 million decreased 7.1 percent as reported, but grew 1 percent adjusted for currency. This was the third consecutive quarter of revenue growth, adjusted for currency and divestitures. Outsourcing revenue of $4,262 million decreased 9.1 percent as reported and 1 percent adjusted for currency. ITS revenue of $2,360 million decreased 2.6 percent as reported but grew 5 percent adjusted for currency. Maintenance revenue of $1,505 million decreased 8.0 percent as reported but was flat adjusted for currency.

Within GTS, strategic imperatives including hybrid cloud services grew strong double digits in the fourth quarter adjusted for currency. This included strong demand for SoftLayer which again grew double digits on an adjusted basis. The company continues to expand its cloud capabilities through acquisitions including Gravitant, Inc. and Clearleap, Inc. announced in the fourth quarter of 2015.

The GTS gross profit margin decreased 1.5 points to 37.7 percent in the fourth quarter of 2015 compared to prior year. This decline was driven by investments in cloud data centers and the acceleration of new contracts, which generally have lower up-front margins. In the fourth quarter, pre-tax income increased 4.5 percent to $1,486 million and pre-tax margin was up 1.9 points to 17.8 percent. The margin increase was driven by lower workforce rebalancing charges and savings from actions taken throughout the year to drive efficiency in the delivery model. These savings were offset by higher investment as the company continues to invest to contemporize clients IT systems, transforming them into digital enterprises. The company is scaling its cloud footprint with 46 cloud centers opened around the world. Currency also continued to impact margin in the fourth quarter and was the largest impact on year-to-year profit growth given the strong dollar environment.

Global Business Services revenue of $4,297 million decreased 9.9 percent as reported and 4 percent adjusted for currency in the fourth quarter of 2015 compared to the prior year. GBS outsourcing revenue of $1,223 million decreased 9.7 percent as reported and 4 percent adjusted for currency. C&SI revenue of $3,074 million declined 10.0 percent as reported and 4 percent adjusted for currency.

Revenue continued to be impacted by the company’s shift away from traditional enterprise application implementations as clients move from these engagements to initiatives that focus on digitizing their business with analytics, cloud and mobile technologies. Revenue from the strategic imperatives within the GBS segment increased double digits adjusted for currency in the fourth quarter compared to the prior year.

The GBS gross profit margin decreased 3.3 points to 28.2 percent in the fourth quarter compared to the prior year. Pre-tax income decreased 8.6 percent to $708 million and pre-tax margin was up 0.2 points to 16.0 percent. Current year benefit from lower workforce rebalancing charges was offset by the impact of price pressure in declining areas of the business and continued investment in analytics, cloud and mobility practices. In addition, the company is investing to scale a new cognitive consulting practice that is focused on helping clients unlock the transformative value of cognitive business.

Within Global Services, the company has continued momentum in services offerings that modernize clients’ IT systems and move their operations into the cloud-based mobile world.

Software

In the fourth quarter of 2015, Software revenue of $6,767 million decreased 10.7 percent as reported and 6 percent adjusted for currency compared to the prior year period. Annuity content grew year to year, but transactional content declined. Key branded middleware revenue of $4,858 million, which accounted for 72 percent of total software revenue in the fourth quarter, decreased 10.4 percent as reported and 6 percent adjusted for currency with declines across all brands. Within key branded middleware, WebSphere decreased 9.2 percent (5 percent adjusted for currency), Information Management decreased 10.2 percent (5 percent adjusted for currency), Tivoli decreased 5.8 percent (1 percent adjusted for currency), Workforce Solutions decreased 9.9 percent (4 percent

Management Discussion

International Business Machines Corporation and Subsidiary Companies

adjusted for currency) and Rational decreased 31.6 percent (28 percent adjusted for currency). Other middleware decreased 14.0 percent as reported and 9 percent adjusted for currency. Operating systems decreased 12.2 percent as reported and 7 percent adjusted for currency.

While the transactional performance in the quarter was consistent with the third quarter of the year; the fourth quarter has a higher transactional mix. This had a larger impact on total software performance resulting in a deceleration in the software performance in the fourth quarter. Many large clients with multi-year contracts continue to utilize the flexibility on deployment of their software as they build out their environments with the company’s broad portfolio. Outside the company’s top 250 clients, software revenue increased low single digits adjusted for currency in the quarter.

The Software gross profit margin decreased 2.0 points to 88.0 percent in the fourth quarter of 2015 compared to the prior year. Software pre-tax income of $2,959 million in the fourth quarter decreased 21.4 percent, with a pre-tax margin of 39.4 percent, a decrease of 5.3 points. Profit performance in Software continues to reflect the overall revenue trajectory, a higher level of investments in areas like Watson, Watson Health, Watson IoT and Bluemix, and an impact from currency translation.

Systems Hardware

In the fourth quarter of 2015, Systems Hardware revenue of $2,372 million decreased 1.4 percent as reported but grew 3 percent adjusted for currency compared to the prior year period. This was the fourth consecutive quarter of growth in both z Systems and Power Systems, adjusted for currency. z Systems revenue increased 15.6 percent as reported and 21 percent adjusted for currency. MIPS shipments increased 28 percent year to year. Since the launch of z13 in the first quarter of 2015, there has been strong double digit revenue growth on an adjusted basis in every quarter of the year. Power Systems revenue increased 3.8 percent as reported and 8 percent adjusted for currency in the fourth quarter compared to the prior year. This was the strongest quarterly performance during 2015. In Power, the company continues to serve a high-value market while adding capabilities and finding new economic models to grow over time. However, in the fourth quarter the strong growth in servers was mitigated by a year-to-year decline in Storage. Storage revenue decreased 11.2 percent as reported and 7 percent adjusted for currency and continued to be impacted by weakness in traditional disk and tape.

The Systems Hardware gross profit margin of 48.0 percent decreased 1.6 points in the fourth quarter of 2015 compared to the prior year. The decrease was due to margin (4.3 points) driven by z Systems, partially offset by a more favorable product mix.

Systems Hardware pre-tax income of $349 million in the fourth quarter decreased 10.1 percent year to year with a pre-tax margin of 13.9 percent, down 1.5 points year to year.

Global Financing

Global Financing Revenue of $454 million was down 14.6 percent as reported and 6 percent adjusted for currency due to decreases in financing revenue and used equipment sales revenue. The Global Financing fourth quarter pre-tax income increased 28.3 percent to $674 million and the pre-tax margin increased 8.5 points to 55.4 percent. The increase in pre-tax income was driven by an increase in gross profit ($97 million) and decreases in financing receivable provisions ($41 million) and SG&A expenses ($11 million).

Geographic Revenue

Total geographic revenue of $21,988 million decreased 8.3 percent as reported and 2 percent adjusted for currency in the fourth quarter of 2015 compared to the prior year. Major market countries decreased 6.9 percent as reported and 2 percent adjusted for currency. Adjusted for currency, Europe returned to growth, led by continued growth in Germany, France and the UK. In Asia Pacific, Japan continued to grow year to year, adjusted for currency. U.S. revenue was down in the fourth quarter compared to the prior year. Overall, growth market countries decreased 13.6 percent as reported and 4 percent adjusted for currency, relatively consistent with the previous two quarters. From a regional perspective, on an adjusted basis, growth in Latin America and the Middle East and Africa region was more than offset by declines in the Asia Pacific growth market countries.

Americas revenue of $10,251 million decreased 7.6 percent as reported and 4 percent adjusted for currency compared to the fourth quarter of 2014 with a decline in North America and growth in Latin America on an adjusted basis. The U.S. decreased 5.5 percent year to year. Although there was strong growth in the U.S. in Systems Hardware, it was offset by weak services and transactional software performance. Canada was down 14.6 percent as reported and was flat adjusted for currency. In Latin America, on an adjusted basis, there was growth across a number of the larger countries including Brazil, Mexico, Argentina, and Colombia.

Management Discussion

International Business Machines Corporation and Subsidiary Companies

EMEA fourth quarter revenue of $7,320 million decreased 8.5 percent as reported, but grew 1 percent adjusted for currency on a year-to-year basis. Germany decreased 0.3 percent as reported, but had growth of 13 percent adjusted for currency. The UK decreased 1.4 percent year to year as reported, but grew 3 percent adjusted for currency. France declined 10.6 percent as reported, but grew 2 percent adjusted for currency. The Middle East and Africa region grew 2.6 percent as reported and 8 percent adjusted for currency. However, there was a decline in the central and eastern European region.

Asia Pacific fourth quarter revenue of $4,417 million decreased 9.8 percent as reported and 3 percent adjusted for currency compared to the prior year. Japan decreased 2.6 percent as reported, but had growth of 3 percent adjusted for currency, led by services. On an adjusted basis, this was the 13th consecutive quarter of revenue growth in Japan. Australia decreased 5.2 percent year to year, but returned to strong growth of 11 percent in the fourth quarter adjusted for currency. India also had strong growth compared to the prior year. However, this growth was more than offset by declines in China and other countries in the region.

Total Expense and Other (Income)

($ in millions)

			Y r.-t o -Yr.
			Percent/
			Margin
For the fourth quarter:	2015	2014	Change
Total consolidated expense and other (income)	$6,308	$5,767	9.4%
Non-operating adjustments
Amortization of acquired intangible assets	(80)	(93)	(13.7)
Acquisition-related charges	(15)	(2)	646.7
Non-operating retirement-related (costs)/income	(100)	(74)	33.8
Operating (non-GAAP) expense and other (income)	$6,114	$5,598	9.2%
Total consolidated expense-to-revenue ratio	28.6%	23.9%	4.7	pts.
Operating (non-GAAP) expense-to-revenue ratio	27.7%	23.2%	4.5	pts.

Total expense and other income increased 9.4 percent in the fourth quarter with an expense-to-revenue ratio of 28.6 percent compared to 23.9 percent in the fourth quarter of 2014. Total operating (non-GAAP) expense and other (income) increased 9.2 percent in the fourth quarter. The increase in total operating expense and other (income) was primarily driven by divestiture gains in the prior-year period (24 points), partially offset by lower workforce rebalancing charges in the current year (10 points) and the impact of currency in the fourth quarter of 2015 compared with the prior year (8 points). There were several large items that impacted the growth rate this quarter. In the fourth quarter of 2014, other (income) and expense included the pre-tax gain from the System x divestiture of $1.4 billion; while selling, general and administrative expense included a workforce rebalancing charge of $577 million with essentially none in the current year period. The fourth quarter of 2015 included a charge of $86 million for the impairment of the equity securities received as consideration in the System x divestiture. Outside these larger items, the fourth-quarter expense dynamics were consistent with the rest of the year as the company accelerates shifts within the operational expense base driving productivity and efficiency in some areas, while increasing investment in support of the strategic imperatives.

Results of Discontinued Operations

Income from discontinued operations, net of tax, was $3 million in the fourth quarter of 2015 compared with a loss of $31 million in 2014.

Cash Flow

The company generated $5,278 million in cash flow provided by operating activities, a decrease of $781 million compared to the fourth quarter of 2014 driven by operational performance within net income, partially offset by declines in income tax payments. Net cash used in investing activities of $5,445 million increased $4,209 million compared to the prior year, primarily due to acquisitions in the fourth quarter of the current year and cash received for the System x divestiture in the prior year period. Net cash used in financing activities of $1,348 million decreased $4,351 million compared to the prior year, primarily due to a decline in net cash payments to settle debt, partially offset by an increase in cash used for gross common stock repurchases.

Management Discussion

International Business Machines Corporation and Subsidiary Companies

GAAP Reconciliation

The tables below provide a reconciliation of the company’s income statement results as reported under GAAP to its operating earnings presentation which is a non-GAAP measure. The company’s calculation of operating (non-GAAP) earnings, as presented, may differ from similarly titled measures reported by other companies. Please refer to the “Operating (non-GAAP) Earnings” section on pages 18 and 19 for the company’s rationale for presenting operating earnings information.

($ in millions except per share amount)

		Acquisition-		Retirement-
		Related		Related		Operating
For the fourth quarter 2015:	GAAP	Adjustments		Adjustments		(non-GAAP)
Gross profit	$11,407	$105		$119		$11,630
Gross profit margin	51.7%	0.5	pts.	0.5	pts.	52.7%
SG&A	$5,157	$(95)		$(88)		$4,975
RD&E	1,362	—		(12)		1,350
Other (income) and expense	(146)	0		—		(146)
Total expense and other (income)	6,308	(95)		(100)		6,114
Pre-tax income from continuing operations	$5,098	$199		$218		$5,516
Pre-tax margin from continuing operations	23.1%	0.9	pts.	1.0	pts.	25.0%
Provision for income taxes*	$638	$89		$82		$809
Effective tax rate	12.5%	1.2	pts.	1.0	pts.	14.7%
Income from continuing operations	$4,460	$110		$137		$4,707
Income margin from continuing operations	20.2%	0.5	pts.	0.6	pts.	21.3%
Diluted earnings per share from continuing operations	$4.59	$0.11		$0.14		$4.84

* The tax impact on operating (non-GAAP) pre-tax income from continuing operations is calculated under the same accounting principles applied to the GAAP pre-tax income which employs an annual effective tax rate method to the results.

($ in millions except per share amount)

		Acquisition-		Retirement-
		Related		Related		Operating
For the fourth quarter 2014:	GAAP	Adjustments		Adjustments		(non-GAAP)
Gross profit	$12,862	$101		$33		$12,996
Gross profit margin	53.3%	0.4	pts.	0.1	pts.	53.9%
SG&A	$6,034	$(94)		$(95)		$5,845
RD&E	1,320	—		21		1,341
Other (income) and expense	(1,506)	(1)		—		(1,506)
Total expense and other (income)	5,767	(95)		(74)		5,598
Pre-tax income from continuing operations	7,094	196		107		7,398
Pre-tax margin from continuing operations	29.4%	0.8	pts.	0.4	pts.	30.7%
Provision for income taxes*	$1,580	$10		$24		$1,613
Effective tax rate	22.3%	(0.5	) pts.	0.0	pts.	21.8%
Income from continuing operations	$5,515	$186		$84		$5,785
Income margin from continuing operations	22.9%	0.8	pts.	0.3	pts.	24.0%
Diluted earnings per share from continuing operations	$5.54	$0.19		$0.08		$5.81

* The tax impact on operating (non-GAAP) pre-tax income from continuing operations is calculated under the same accounting principles applied to the GAAP pre-tax income which employs an annual effective tax rate method to the results.

Management Discussion

International Business Machines Corporation and Subsidiary Companies

PRIOR YEAR IN REVIEW

The “Prior Year in Review” section provides a summary of the company’s financial performance in 2014 as compared to 2013. For additional information, see the company’s 2014 Annual Report.

($ and shares in millions except per share amounts)

			Yr.-to-Yr.
			Percent/
			Margin
For the year ended December 31:	2014	2013	Change
Revenue	$92,793	$98,367	(5.7	)%*
Gross profit margin	50.0%	49.5%	0.5	pts.
Total expense and other (income)	$26,421	$28,440	(7.1)%
Total expense and other (income)-to-revenue ratio	28.5%	28.9%	(0.4	)pts.
Income before income taxes from continuing operations	$19,986	$20,244	(1.3)%
Provision for income taxes from continuing operations	4,234	3,363	25.9%
Income from continuing operations	$15,751	$16,881	(6.7)%
Income from continuing operations margin	17.0%	17.2%	(0.2	)pts.
Loss from discontinued operations, net of tax	$(3,729)	$(398)	NM
Net income	$12,022	$16,483	(27.1)%
Earnings per share from continuing operations:
Assuming dilution	$15.59	$15.30	1.9%
Consolidated earnings per share— assuming dilution	$11.90	$14.94	(20.3)%
Weighted-average shares outstanding:
Assuming dilution	1,010.0	1,103.0	(8.4)%
Assets**	$117,271 +	$125,641 +	(6.7)%
Liabilities**	$105,257 +	$102,711 +	2.5%
Equity**	$12,014	$22,929	(47.6)%

*(4.0) percent adjusted for currency; (1.5) percent adjusted for divestitures and currency.

** At December 31.

+ Reclassified to reflect adoption of the FASB guidance on deferred taxes and debt issuance costs in consolidated financial statements. Refer to note B, “Accounting Changes,” for additional information.

NM—Not meaningful

The following table provides the company’s operating (non-GAAP) earnings for 2014 and 2013.

($ in millions except per share amounts)

			Yr.-to-Yr.
			Percent
For the year ended December 31:	2014	2013	Change
Net income as reported	$12,022	$16,483	(27.1)%
Loss from discontinued operations, net of tax	(3,729)	(398)	NM
Income from continuing operations	$15,751	$16,881	(6.7)%
Non-operating adjustments (net of tax)
Acquisition-related charges	670	747	(10.3)
Non-operating retirement-related costs/(income)	280	729	(61.5)
Operating (non-GAAP) earnings*	$16,702	$18,356	(9.0)%
Diluted operating (non-GAAP) earnings per share	$16.53	$16.64	(0.7)%

* See page 59 for a more detailed reconciliation of net income to operating (non-GAAP) earnings.

NM—Not meaningful

Snapshot

In 2014, the company reported $92.8 billion in revenue, and delivered $20.0 billion in pre-tax income and diluted earnings per share from continuing operations of $15.59 as reported and $16.53 on an operating (non-GAAP) basis. The results of continuing operations excluded net losses from discontinued operations of $3.7 billion in 2014 and $0.4 billion in 2013 related to the divestiture of the Microelectronics business. On a consolidated basis, net income in 2014 was $12.0 billion, with diluted earnings per share of $11.90. The company generated $16.9 billion in cash from operations and $12.4 billion in free cash flow in 2014, driving shareholder returns of $17.9 billion in gross common stock repurchases and dividends.

Total consolidated revenue decreased 5.7 percent as reported and 1 percent adjusted for divestitures (3 points) and currency (2 points) in 2014 versus 2013. In 2014, the company divested its System x and customer care businesses. The company made progress in 2014 in repositioning its portfolio and making investments to shift into the areas with the most value in enterprise information technology.

Management Discussion

International Business Machines Corporation and Subsidiary Companies

The company has a set of strategic imperatives for growth that are focused on the market shifts in data, cloud and engagement. The model for these combined strategic imperatives is to deliver double-digit revenue growth. In 2014, revenue from cloud, analytics, mobile, social and security solutions combined, increased 16 percent with double-digit growth in each quarter. In total, the strategic imperatives generated $25 billion in revenue, which represented approximately 27 percent of total revenue. Business analytics revenue of $17 billion increased 7 percent year to year with growth led by the consulting business, as the company helped clients extract value from their data. Cloud revenue of $7 billion was up 60 percent year to year as client demand grew for higher-value cloud solutions across public, private and hybrid clouds. Cloud delivered as-a-Service revenue increased approximately 75 percent to $3 billion in 2014, and exited the year with an annual run rate of $3.5 billion. Cloud revenue also includes the company’s foundational offerings where it provides software, hardware and services to clients to build private clouds. In engagement, the mobile business more than tripled year to year with strong growth in MobileFirst driven by the integrated portfolio of offerings. Security revenue increased 19 percent year to year.

The company continued to shift its investments and resources to the strategic imperatives and solutions that address clients’ most critical needs. During 2014, the company spent approximately 6 percent of revenue in research and development and invested approximately $4 billion on capital investments—supporting actions in a number of areas that will yield financial benefits in the future. For example:

•    Launched Bluemix, the company’s cloud Platform-as-a-Service for the enterprise.

•    Invested to globally expand the SoftLayer cloud datacenters.

•    Invested to bring Watson’s capabilities to the enterprise and to build a partner ecosystem, effectively creating a market for cognitive computing.

•    Introduced cloud application innovations around Watson Analytics and Verse.

•    Launched POWER8, and building the OpenPOWER consortium.

•    Formed a partnership with Apple for enterprise mobility, with Twitter for big data, and with SAP and Tencent for cloud.

The recurring core franchises include the annuity businesses, and the highly recurring portions of the transactions business, such as mainframe revenue from the largest clients. This content has annuity characteristics, and in many cases, it supports mission-critical processes for clients. The model for these combined businesses is to have stable revenue, with improving margins. In 2014, revenue was down approximately 3 percent with a modest decline in margin. The decline was primarily driven by the mainframe product cycle and currency.

The company’s high-value transactional businesses include project-based work in services, transactional software, Power Systems and Storage—in areas other than the strategic imperatives. The objective for these businesses is to optimize the business model and maintain margins. In 2014, revenue declined year to year, with gross margins over 40 percent. Performance reflected the secular challenges faced in some parts of the hardware business.

In 2014, the company divested businesses that no longer fit its strategic profile—System x and the customer care business process outsourcing services and it announced the divestiture of the Microelectronics business. These three businesses generated approximately $7 billion of revenue when reported in 2013, but had a pre-tax loss of approximately $500 million. The divestitures reduce revenue but improve the company’s profit profile, consistent with the shift to higher value.

From a segment perspective, Global Services revenue declined 3.5 percent as reported, but increased 1 percent adjusted for the divestitures (2 points) and currency (2 points). Global Technology Services declined 0.8 percent as reported, but increased 2 percent adjusted for currency (2 points) and divestitures with growth in outsourcing and ITS on an adjusted basis. Global Business Services revenue decreased 8.0 percent and 1 percent adjusted for divestitures (5 points) and currency (2 points). Software revenue declined 1.9 percent (1 percent adjusted for currency). Total middleware revenue was flat as reported, but increased 1 percent at constant currency. Systems Hardware revenue decreased 23.0 percent as reported and 17 percent adjusted for the divested System x business (5 points) and currency (1 point). Performance reflected the impact of the z Systems product cycle as well as declines in Power Systems and Storage. In 2014, the company took significant actions to reposition the Systems Hardware business for higher value, and reinforced its commitment to driving innovation in high-end systems and storage.

Revenue from the major markets declined 4.3 percent as reported and 1 percent adjusted for the divestitures (2 points) and currency (1 point). Growth markets revenue decreased 9.9 percent as reported and 3 percent adjusted for the divestitures (3 points) and currency (4 points) compared to 2013.

The consolidated gross profit margin of 50.0 percent improved 0.5 points year to year. The operating (non-GAAP) gross margin of 50.6 percent increased 0.1 points compared to 2013 primarily driven by an improved mix toward Software.

Management Discussion

International Business Machines Corporation and Subsidiary Companies

Total expense and other (income) decreased 7.1 percent in 2014 versus 2013. Total operating (non-GAAP) expense and other (income) decreased 6.3 percent year to year. The year-to-year drivers were approximately:

	Total	Operating
	Consolidated	(non-GAAP)
• Currency*	(1) point	(1) point
• Acquisitions**	2 points	2 points
• Base expense	(8) points	(7) points

* Reflects impacts of translation and hedging programs.

** Includes acquisitions completed in prior 12-month period; operating (non-GAAP) is net of non-operating acquisition-related charges.

The reported base expense reflected not only the ongoing run rate of the business, but also the impact of divestitures and workforce rebalancing charges. The company recorded pre-tax gains of $1.6 billion in 2014 related to the divestitures of the System x ($1.4 billion) and customer care ($0.2 billion) businesses. Workforce rebalancing charges in 2014 were $1.5 billion, an increase of $0.4 billion year to year. Excluding the gains from the divested businesses and the impact of workforce rebalancing charges, operating (non-GAAP) base expense decreased 3 points year to year versus the 7 point as-reported decrease. Within base expense, the company continued to shift resources and spending to areas within the strategic imperatives.

Pre-tax income from continuing operations decreased 1.3 percent and the pre-tax margin was 21.5 percent, an increase of 1.0 points versus 2013. The continuing operations effective tax rate for 2014 was 21.2 percent, an increase of 4.6 points versus the prior year primarily driven by benefits in the 2013 rate associated with discrete items. Income from continuing operations of $15.8 billion decreased 6.7 percent and the net income margin was 17.0 percent, a decrease of 0.2 points versus 2013. Losses from discontinued operations, net of tax, were $3.7 billion in 2014 compared to $0.4 billion 2013. Net income of $12.0 billion decreased $4.5 billion year to year. Operating (non-GAAP) pretax income from continuing operations decreased 4.4 percent year to year and the operating (non-GAAP) pre-tax margin from continuing operations improved 0.3 points to 22.8 percent versus 2013. Operating (non-GAAP) income from continuing operations of $16.7 billion decreased 9.0 percent and the operating (non-GAAP) income margin from continuing operations of 18.0 percent decreased 0.7 points. The operating (non-GAAP) effective tax rate from continuing operations in 2014 was 21.0 percent versus 17.0 percent in 2013.

Diluted earnings per share from continuing operations of $15.59 increased 1.9 percent year to year reflecting the benefits of the common stock repurchase program. In 2014, the company repurchased 71.5 million shares of its common stock. Operating (non-GAAP) diluted earnings per share of $16.53 decreased 0.7 percent versus 2013 driven primarily by the impacts of decreased revenue and the higher tax rate, partially offset by the impact of share repurchases. Diluted earnings per share from discontinued operations was ($3.69) in 2014 compared to ($0.36) in 2013.

At December 31, 2014, the company continued to have the financial flexibility to support the business over the long term. Cash and marketable securities at year end was $8.5 billion, a decrease of $2.6 billion from December 31, 2013. Key drivers in the balance sheet and total cash flows are highlighted below:

Total assets decreased $8.4 billion ($2.3 billion adjusted for currency) from December 31, 2013 driven by:

•    Decreases in prepaid pension assets ($3.4 billion), property, plant and equipment ($3.1 billion) driven primarily by the expected divestiture of the Microelectronics business ($2.4 billion), cash and cash equivalents ($2.2 billion) and total receivables ($1.7 billion); partially offset by

•    Increased deferred taxes ($2.5 billion).

Total liabilities increased $2.5 billion ($7.3 billion adjusted for currency) from December 31, 2013 driven by:

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

The company generated $16.9 billion in cash flow provided by operating activities, a decrease of $0.6 billion when compared to 2013, driven primarily by a higher level of cash tax payments ($1.7 billion). Net cash used in investing activities of $3.0 billion was $4.3 billion lower than 2013, primarily due to a decrease in cash used for acquisitions ($2.4 billion) and an increase in cash provided from divestitures ($2.1 billion). Net cash used in financing activities of $15.5 billion increased $5.6 billion compared to 2013, driven primarily by lower net cash proceeds from total debt ($5.2 billion).

Management Discussion

International Business Machines Corporation and Subsidiary Companies

Results of Continuing Operations

Segment Details

The following is an analysis of the 2014 versus 2013 reportable segment results. The table below presents each reportable segment’s external revenue and gross margin results. Segment pre-tax income includes transactions between segments that are intended to reflect an arm’s-length transfer price and excludes certain unallocated corporate items.

($ in millions)

			Yr.-to-Yr.		Yr.-to-Yr.
			Percent/		Percent Change
			Margin		Adjusted for
For the year ended December 31:	2014**	2013**	Change		Currency
Revenue
Global Technology Services	$35,442	$35,737	(0.8)%		1.7	%*
Gross margin	39.0%	39.1%	(0.1	) pts.
Global Business Services	19,512	21,210	(8.0)%		(1.1	)%*
Gross margin	30.4%	30.2%	0.1	pts.
Software	25,434	25,932	(1.9)%		(0.9)%
Gross margin	88.6%	88.8%	(0.2	) pts.
Systems Hardware	9,996	12,988	(23.0)%		(16.8	)%*
Gross margin	39.5%	40.8%	(1.3	) pts.
Global Financing	2,034	2,022	0.6%		3.0%
Gross margin	49.4%	45.6%	3.7	pts.
Other	374	478	(21.7)%		(20.4)%
Gross margin	(215.0)%	(195.6)%	(19.4	) pts.
Total consolidated revenue	$92,793	$98,367	(5.7)%		(1.5	)%*

Total consolidated gross profit	$46,407	$48,684	(4.7)%
Total consolidated gross margin	50.0%	49.5%	0.5	pts.
Non-operating adjustments
Amortization of acquired intangible assets	416	388	7.2%
Acquisition-related charges	—	5	(100.0)%
Retirement-related costs/(income)	173	629	(72.4)%
Operating (non-GAAP) gross profit	$46,996	$49,706	(5.5)%
Operating (non-GAAP) gross margin	50.6%	50.5%	0.1	pts.

* Adjusted for divestitures and currency.

** Reclassified to conform with 2015 presentation.

Global Services

In 2014, the Global Services segments delivered revenue of $54,954 million, a decrease of 3.5 percent as reported, but an increase of 1 percent adjusted for the divestitures of the customer care and System x businesses (2 points) and currency (2 points). Pre-tax income decreased 8.4 percent and the pre-tax margin decreased 0.8 points to 16.5 percent. Total outsourcing revenue of $24,520 million decreased 6.3 percent as reported, but was flat year to year when adjusted for divestitures (4 points) and currency (2 points). Total transactional revenue of $23,581 million decreased 0.4 percent, but increased 2 percent adjusted for currency.

Management Discussion

International Business Machines Corporation and Subsidiary Companies

($ in millions)

				Yr.-to-Yr.
			Yr.-to-Yr.	Percent Change
			Percent	Adjusted for
For the year ended December 31:	2014**	2013**	Change	Currency
Global Services external revenue	$54,954	$56,947	(3.5)%	0.7	%*
Global Technology Services	$35,442	$35,737	(0.8)%	1.7	%*
Outsourcing	19,082	19,245	(0.8)	1.5
Integrated Technology Services	9,506	9,380	1.3	3.7
Maintenance	6,853	7,111	(3.6)	(0.1	)*
Global Business Services	$19,512	$21,210	(8.0)%	(1.1	)%*
Outsourcing	5,438	6,912	(21.3)	(4.7	)*
Consulting and Systems Integration	14,075	14,298	(1.6)	0.4

* Adjusted for divestitures and currency.

** Reclassified to conform with 2015 presentation.

Global Technology Services revenue of $35,442 million decreased 0.8 percent as reported in 2014 compared to 2013, but increased 2 percent adjusted for currency (2 points) and divestitures. Within ITS revenue, the SoftLayer platform, which provides highly differentiated solutions for clients looking to deploy across public, private or hybrid clouds all unified on one platform, had strong performance. GTS Outsourcing revenue decreased 0.8 percent as reported in 2014, but increased 1 percent adjusted for currency. Growth was driven by performance from the substantial new contracts brought on during 2013. In 2014, clients continued to sign large outsourcing engagements that leverage the company’s cloud, business analytics and mobile solutions.

Global Business Services revenue of $19,512 million decreased 8.0 percent as reported and 1 percent adjusted for divestitures (5 points) and currency (2 points) compared to 2013. Within Consulting and Systems Integration revenue, there was strong growth in the practices that are highly differentiated in the marketplace which address cloud, analytics, mobile and social, offset by declines in the more traditional parts of the portfolio, such as back office implementations. As the new offerings continue to become a larger part of the portfolio they will contribute more meaningfully to the revenue performance. In July 2014, the company announced a strategic partnership with Apple to deliver a new class of “enterprise ready” MobileFirst business applications for iOS combining mobility and analytics. In the fourth quarter of 2014, the first applications were launched.

($ in millions)

			Yr.-to-Yr.
			Percent/
			Margin
For the year ended December 31:	2014*	2013*	Change
Global Services
Global Technology Services
External gross profit	$13,808	$13,958	(1.1)%
External gross profit margin	39.0%	39.1%	(0.1	)pts.
Pre-tax income	$5,931	$6,649	(10.8)%
Pre-tax margin	16.3%	18.1%	(1.8	)pts.
Global Business Services
External gross profit	$5,923	$6,409	(7.6)%
External gross profit margin	30.4%	30.2%	0.1	pts.
Pre-tax income	$3,408	$3,548	(3.9)%
Pre-tax margin	17.0%	16.2%	0.8	pts.

* Reclassified to conform with 2015 presentation.

Overall, the profit performance in GTS reflects the actions that the company has taken to transform the business. The company has invested in its strategic imperatives to accelerate growth, continued to optimize its delivery platform through workforce rebalancing and broader use of automation, and divested businesses, all impacting the year-to-year results. While these actions all have near-term impacts to profit, they position the GTS business more effectively going forward and will enable it to deliver more value to clients.

In 2014, GBS profit was impacted by lower revenue on a relatively fixed cost base partially offset by a benefit from the pre-tax gain of $202 million related to the customer care divestiture. In areas where the company has strong differentiation, such as solutions that address the strategic imperatives, there was good growth and gross margin performance. However, in the more traditional parts of the portfolio, there was continued price and profit pressure. The company will continue to invest in the strategic imperatives and accelerate the transition to global delivery.

Management Discussion

International Business Machines Corporation and Subsidiary Companies

Software

($ in millions)

				Yr.-to-Yr.
			Yr.-to-Yr.	Percent Change
			Percent	Adjusted for
For the year ended December 31:	2014	2013	Change	Currency
Software external revenue	$25,434	$25,932	(1.9)%	(0.9)%
Middleware	$21,474	$21,557	(0.4)%	0.6%
Key branded middleware	17,098	17,322	(1.3)	(0.2)
WebSphere			2.7	3.5
Information Management			(4.1)	(3.0)
Workforce Solutions			(6.1)	(5.1)
Tivoli			2.0	3.0
Rational			(3.3)	(1.3)
Other middleware	4,376	4,235	3.3	4.2
Operating systems	2,119	2,447	(13.4)	(12.6)
Other	1,841	1,929	(4.5)	(3.7)

Software revenue of $25,434 million decreased 1.9 percent (1 percent adjusted for currency) in 2014 compared to 2013. Middleware decreased 0.4 percent (increased 1 percent adjusted for currency) while operating systems were down 13.4 percent (13 percent adjusted for currency). The decline in operating systems impacted total software revenue growth year to year at constant currency by approximately 1 point. The company had solid growth in many of its solution areas, including security, mobile and cloud. In addition, across the software brands, SaaS offerings grew rapidly throughout the year, increasing approximately 50 percent compared to 2013. In the first quarter of 2014, the company launched Bluemix, a cloud Platform-as-a Service for the enterprise and, during the year, the Software business completed five acquisitions adding to its capabilities in mobile, cloud and security. Across Software, the company is transitioning its portfolio to capture growth areas while continuing to drive innovation in its core franchises. It is growing and building capabilities in emerging areas like SaaS, mobile and security. Performance in 2014 reflected business model changes that impacted the transactional revenue growth. Given clients’ substantial investment in the IBM software platform, the company has been providing more flexibility on how clients deploy its software acquired through enterprise licensing agreements. This enables clients to more effectively manage their capacity and commit to the company’s platforms for the long term, however, it does impact period transactional revenue.

Key branded middleware revenue accounted for 67 percent of total Software revenue in 2014. While there was growth in several strategic areas like cloud, mobile and security, other parts of the portfolio declined on a year-to-year basis.

WebSphere revenue performance was driven by growth in Application Server, Business Integration and Commerce offerings. In Commerce, there was strong momentum in Commerce-as-a-Service, which included the acquisitions of Silverpop and Aspera. MobileFirst, the comprehensive portfolio of mobile software and services that enable clients to manage, integrate and leverage mobile devices, contributed to the significant growth of the company’s mobile business.

Within Information Management, with the acquisition of Cloudant, the company has added Database-as-a-Service capability. Cloudant extends the company’s mobile and cloud platforms by enabling developers to easily and quickly create next-generation mobile and Web-based applications.

Workforce Solutions revenue performance was impacted by the transition from on premise Notes to SaaS offerings. The company is working to transform this business and build recurring revenue streams from the SaaS offerings.

Year-to-year revenue growth in Tivoli was driven by security software which grew at double digit rates. As cybersecurity threats are a key issue faced by all customers, these strong results were driven in part by incremental requirements for security with the expansion into cloud and mobile computing.

Operating systems revenue decline was primarily driven by declines in Power Systems.

($ in millions)

			Yr.-to-Yr.
			Percent/
			Margin
For the year ended December 31:	2014	2013	Change
Software
External gross profit	$22,533	$23,032	(2.2)%
External gross profit margin	88.6%	88.8%	(0.2	)pts.
Pre-tax income	$10,699	$11,106	(3.7)%
Pre-tax margin	37.0%	38.1%	(1.2	)pts.

Across software, the company continued to drive innovation and capture growth areas, integrating analytics and security capabilities that are needed to operate seamlessly in a hybrid environment. For example, the company introduced several new offerings that

Management Discussion

International Business Machines Corporation and Subsidiary Companies

further enable its analytics portfolio in a cloud environment and announced IBM Verse, a cloud-based email and collaboration offering that integrates Watson capabilities. This type of continued innovation in offerings, together with expanding services on the Bluemix Platform-as-a-Service, will better allow customers to move to a hybrid environment.

Systems Hardware

($ in millions)

				Yr.-to-Yr.
			Yr.-to-Yr.	Percent Change
			Percent	Adjusted for
For the year ended December 31:	2014	2013	Change	Currency
Systems Hardware external revenue	$9,996	$12,988	(23.0)%	(16.8)%*
z Systems			(23.3)%	(22.6)%
Power Systems			(18.9)	(18.2)
Storage			(12.0)	(11.0)
System x			(35.1)	(34.9)

* Adjusted for divestitures and currency.

Systems Hardware revenue of $9,996 million decreased 23.0 percent as reported in 2014, 17 percent adjusted for the divestiture of the System x business (5 points) and currency (1 point). In 2013, the Systems Hardware business reported a profit decline of $1,653 million compared to 2012. During 2014, the company worked to reposition this business and to stabilize profit. It divested the System x business and announced the divestiture of the Microelectronics business. Performance in 2014 reflected year-to-year declines related to the z Systems product cycle as well as declines in Power Systems and Storage. Systems Hardware grew profit in the fourth quarter, and was profitable for the year. Profit performance year to year was impacted by the divestiture and currency, in addition to the revenue impacts.

The fourth quarter of 2014 marked the 10th quarter of the current z Systems product cycle. In January 2015, the company announced the z13, the new generation mainframe. The z13 system culminates a $1 billion investment and five years of development, leverages the innovation of more than 500 new patents and represents a collaboration with more than 60 clients. The result of this effort is a mainframe that has the world’s fastest processor that can execute two-and-a-half billion transactions a day.

Although Power Systems revenue was down year to year, there was sequential improvement in the year-to-year revenue growth rate at constant currency in the last two quarters of 2014. The company has repositioned Power which is not only a systems business, but also an open chip processor and an IP income opportunity through the OpenPOWER foundation. In June 2014, scale-out systems based on POWER8 were introduced and high-end POWER8-based enterprise systems were announced in October 2014. These systems are highly scalable and can handle the most data intensive, mission critical applications in the industry. In addition, the company saw continued expansion of the OpenPOWER consortium, with over 80 members, 14 of which are in greater China. Since the establishment of the consortium in 2013, several offerings have been introduced by consortium members based on the POWER architecture. In addition, the company has initiated a strategic partnership with Suzhou PowerCore, which intends to use POWER architecture to develop and market processors for servers in China.

Storage revenue decreased year to year in 2014. However, at constant currency, it delivered sequential improvement in the year-to-year growth rate over the last three quarters of 2014. Full-year performance included strong contribution from FlashSystem and the Storwize portfolio. However, this was more than offset by weakness in high-end disk and the continued wind down of the legacy storage-related OEM business.

($ in millions)

			Yr.-to-Yr.
			Percent/Mar-
For the year ended December 31:	2014	2013	gin Change
Systems Hardware
External gross profit	$3,945	$5,299	(25.6)%
External gross profit margin	39.5%	40.8%	(1.3	)pts.
Pre-tax income	$34	$213	(84.1)%
Pre-tax margin	0.3%	1.6%	(1.3	)pts.

Systems Hardware gross profit margin of 39.5 percent decreased 1.3 points year to year. The decrease was driven by lower margins in Power Systems (1.3 points) and Storage (0.9 points), partially offset by an increase due to mix (0.7 points), driven by the divestiture of the System x business.

In 2014, the company took significant actions to reposition its Systems Hardware business for higher value, and reinforced its commitment to driving innovation in high-end systems and storage. It repositioned Power through the development of the POWER8 systems which are built for cloud and big data, and it made available the POWER8 architecture through the OpenPOWER consortium to build an open ecosystem and an IP opportunity.

Management Discussion

International Business Machines Corporation and Subsidiary Companies

The company announced the divestiture of its Microelectronics business with future chip supply coming from an at-scale provider, and has committed $3 billion of investment over five years in the next era of chip technology as it strengthens its semiconductor research and development and systems innovation. The company also divested the System x business, and announced the z13, the new generation of the mainframe. With its portfolio repositioned and the introduction of the new mainframe, this business segment should now see profit leverage going forward.

Global Financing

See pages 69 through 73 for an analysis of Global Financing’s segment results.

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

Total geographic revenue of $92,326 million decreased 5.6 percent as reported and 1 percent adjusted for divestitures (2 points) and currency (2 points) in 2014 compared to 2013. In total, major market countries decreased 4.3 percent as reported and 1 percent adjusted for divestitures (2 points) and currency (1 point). Growth market countries decreased 9.9 percent as reported and 3 percent adjusted for divestitures (3 points) and currency (4 points) compared to 2013. The year-to-year decline in growth markets revenue adjusted for currency and the divestitures reflected growth in the Latin American and Europe growth markets, more than offset by decreased revenue in the Asia Pacific growth markets.

Americas revenue of $41,410 million decreased 4.3 percent as reported and 1 percent adjusted for divestitures (2 points) and currency (1 point) compared to 2013. On an adjusted basis, there was increased revenue in the growth markets offset by year-to-year declines in the major market countries. Within the North American major markets, the U.S. declined 4.0 percent as reported and 2 percent adjusted for divestitures (2 points). Canada was down 9.8 percent as reported and 2 percent adjusted for divestitures (1 point) and currency (7 points).

EMEA revenue of $30,700 million decreased 2.9 percent as reported and 1 percent adjusted for divestitures (3 points) and offset by currency (1 point). On an adjusted basis, growth in Germany, Italy and Spain was more than offset by declines in the UK and France, compared to 2013.

Asia Pacific revenue of $20,216 million decreased 11.8 percent as reported and 4 percent adjusted for the divested businesses (3 points) and currency (5 points). Japan was down 7.6 percent as reported, but increased 3 percent adjusted for currency (8 points) and divestitures (3 points). On this basis, Japan reflected year-to-year growth in every quarter of 2014. However, this growth was more than offset by declines in the Asia Pacific growth markets.

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

Management Discussion

International Business Machines Corporation and Subsidiary Companies

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

Total selling, general and administrative expense decreased 1.2 percent in 2014 versus 2013 primarily driven by the following factors:

•      The effects of currency (2 points); and

•      Lower base expense (1 point); partially offset by

•      Acquisition-related spending (2 points).

Operating (non-GAAP) SG&A expense decreased 0.6 percent primarily driven by:

•      The effects of currency (2 points); partially offset by

•      Acquisition-related spending (1 point).

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

NM—Not meaningful

Research, development and engineering expense was 5.9 percent of revenue in 2014 and 5.8 percent of revenue in 2013.

RD&E expense decreased 5.3 percent in 2014 year to year primarily driven by:

•      Lower base expense (7 points); and

•      The effects of currency (1 point); partially offset by

•      Higher expense due to acquisitions (2 points).

Operating (non-GAAP) RD&E expense decreased 3.0 percent in 2014 compared to the prior year, primarily driven by:

•      Lower base expense (4 points); and

•      The effects of currency (1 point); partially offset by

•      Higher expense due to acquisitions (2 points).

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

Management Discussion

International Business Machines Corporation and Subsidiary Companies

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

NM—Not meaningful

The increase in income of $1,605 million year over year was primarily driven by higher gains associated with divestitures ($1,710 million), driven by the System x ($1,400 million) and customer care ($202 million) transactions. Divestiture gains are reflected in Other in the table above.

Interest Expense

($ in millions)

			Yr.-to-Yr.
			Percent
For the year ended December 31:	2014	2013	Change
Interest expense
Total	$484	$402	20.4%

The increase in interest expense in 2014 versus 2013 was primarily driven by higher average debt levels, partially offset by lower average interest rates. Overall interest expense, including interest presented in the cost of financing, and excluding capitalized interest, for 2014 was $1,025 million, an increase of $36 million year to year.

Income Taxes

The continuing operations effective tax rate for 2014 was 21.2 percent, an increase of 4.6 points versus 2013, driven by the following factors:

•      The year-to-year impact of factors that benefited the 2013 rate (14.5 points), including completion of the U.S. 2008—2010 tax audit and the associated reserve redeterminations (11.1 points), the retroactive impact of the 2012 American Taxpayer Relief Act (0.7 points), a tax agreement which required a reassessment of certain valuation allowances on deferred tax assets (1.4 points), the resolution of certain non-U.S. tax audits (0.7 points) and newly enacted U.S. state tax legislation (0.6 points); and

•      A tax charge related to the sale of the System x business (0.9 points); partially offset by;

•      A year-to-year benefit of reduced tax charges related to certain intercompany payments made by foreign subsidiaries and the intercompany licensing of certain IP (3.7 points); and

•      An increased benefit in the utilization of foreign tax credits (4.7 points); and

•      A benefit due to the geographic mix of pre-tax income in 2014 (2.5 points).

The continuing operations operating (non-GAAP) effective tax rate was 21.0 percent, an increase of 4.0 points versus 2013 principally driven by the same factors described above.

Results of Discontinued Operations

Losses from discontinued operations, net of tax, were $3.7 billion in 2014 and $0.4 billion in 2013. The loss in 2014 included a non-recurring pre-tax charge of $4.7 billion, or $3.4 billion, net of tax. The charge included an impairment to reflect the fair value less estimated costs to sell the Microelectronics business, which the company initially reported as held for sale at September 30, 2014. The charge also included other estimated costs related to the transaction, including cash consideration expected to be transferred of approximately $1.5 billion. The cash consideration is expected to be paid over the next three years and will be adjusted down by the amount of the working capital due from GLOBALFOUNDRIES, estimated to be $0.2 billion. In addition, discontinued operations included operational net losses from the Microelectronics business of $0.3 billion in 2014 and $0.4 billion in 2013. The discontinued operations effective tax rate in 2014 was 30.2 percent compared to 44.8 percent in 2013. The year-to-year decrease in the rate was driven primarily by a one-time tax charge of $428 million in the third quarter of 2014 in connection with the disposal.

Financial Position

At December 31, 2014, the company continued to have the financial flexibility to support the business over the long term. Cash and marketable securities at December 31, 2014 were $8,476 million, a decrease of $2,589 million from December 31, 2013.

Total debt of $40,722 million increased $1,084 million from the December 31, 2013 level. The commercial paper balance at December 31, 2014, was $650 million, a decrease of $1,808 million. Within total debt, $29,103 million was in support of the Global Financing business which was leveraged at a 7.2 to 1 ratio. During 2014, the company completed bond issuances totaling $6,852 million, with terms ranging from 2 to 10 years, and interest rates ranging from 0.30 to 3.63 percent depending on maturity.

Consistent with accounting standards, the company remeasured the funded status of its retirement and postretirement plans at December 31. At December 31, 2014, the overall net underfunded position was $16,932 million, an increase of $5,498 million from December 31, 2013 driven by a decrease in discount rates and changes in U.S. mortality rate assumptions, partially offset by strong asset returns worldwide. At December 31, 2014, the company’s qualified defined benefit plans were well funded and the cash

Management Discussion

International Business Machines Corporation and Subsidiary Companies

requirements related to these plans remain stable going forward at approximately $600 million per year through 2019. In 2014, the return on the U.S. Personal Pension Plan assets was 10.1 percent and the plan was 102 percent funded at December 31. Overall, global asset returns were 12.2 percent and the qualified defined benefit plans worldwide were 97 percent funded at December 31, 2014.

During 2014, the company generated $16,868 million in cash from operations, a decrease of $616 million compared to 2013. In addition, the company generated $12,372 million in free cash flow, a decrease of $2,649 million versus 2013. The company returned $17,944 million to shareholders in 2014, with $13,679 million in gross share repurchases and $4,265 million in dividends. In 2014, the company repurchased 71.5 million shares and had $6.3 billion remaining in share repurchase authorization at year end.

GAAP Reconciliation

The tables below provide a reconciliation of the company’s income statement results as reported under GAAP to its operating earnings presentation which is a non-GAAP measure. The company’s calculation of operating (non-GAAP) earnings, as presented, may differ from similarly titled measures reported by other companies. Please refer to the “Operating (non-GAAP) Earnings” section on pages 18 and 19 for the company’s rationale for presenting operating earnings information.

($ in millions except per share amount)

		Acquisition-		Retirement-
		Related		Related	Operating
For the year ended December 31, 2014:	GAAP	Adjustments		Adjustments	(non-GAAP)
Gross profit	$46,407	$416		$173	$46,996
Gross profit margin	50.0%	0.4pts.		0.2 pts.	50.6%
SG&A	$23,180	$(385)		$(257)	$22,537
RD&E	5,437	—		77	5,514
Other (income) and expense	(1,938)	(1)		—	(1,939)
Total expense and other (income)	26,421	(386)		(180)	25,855
Pre-tax income from continuing operations	19,986	803		353	21,142
Pre-tax margin from continuing operations	21.5%	0.9 pts.		0.4 pts.	22.8%
Provision for income taxes*	$4,234	$133		$73	$4,440
Effective tax rate	21.2%	(0.2	) pts.	0.0 pts.	21.0%
Income from continuing operations	$15,751	$670		$280	$16,702
Income margin from continuing operations	17.0%	0.7 pts.		0.3 pts.	18.0%
Diluted earnings per share from continuing operations	$15.59	$0.66		$0.28	$16.53

* The tax impact on operating (non-GAAP) pre-tax income is calculated under the same accounting principles applied to the GAAP pre-tax income which employs an annual effective tax rate method to the results.

($ in millions except per share amount)

		Acquisition-		Retirement-
		Related		Related	Operating
For the year ended December 31, 2013:	GAAP	Adjustments		Adjustments	(non-GAAP)
Gross profit	$48,684	$394		$629	$49,706
Gross profit margin	49.5%	0.4 pts.		0.6 pts.	50.5%
SG&A	$23,451	$(394)		$(376)	$22,680
RD&E	5,743	—		(57)	5,686
Other (income) and expense	(333)	(16)		—	(349)
Total expense and other (income)	28,440	(410)		(433)	27,597
Pre-tax income from continuing operations	20,244	804		1,062	22,110
Pre-tax margin from continuing operations	20.6%	0.8 pts.		1.1 pts.	22.5%
Provision for income taxes*	$3,363	$57		$333	$3,753
Effective tax rate	16.6%	(0.4	) pts.	0.7 pts.	17.0%
Income from continuing operations	$16,881	$747		$729	$18,356
Income margin from continuing operations	17.2%	0.8 pts.		0.7 pts.	18.7%
Diluted earnings per share from continuing operations	$15.30	$0.68		$0.66	$16.64

* The tax impact on operating (non-GAAP) pre-tax income is calculated under the same accounting principles applied to the GAAP pre-tax income which employs an annual effective tax rate method to the results.

Management Discussion

International Business Machines Corporation and Subsidiary Companies

OTHER INFORMATION

Looking Forward

The company’s strategies, investments and actions are all taken with an objective of optimizing long-term performance. A long-term perspective ensures that the company is well-positioned to take advantage of major shifts occurring in technology, business and the global economy.

Within the IT industry, there are major shifts occurring—driven by data and analytics, cloud and changes in the ways individuals and enterprises are engaging. In 2015, the company had continued strong performance in its strategic imperatives that are focused on these market shifts. The company’s cloud, analytics, mobile, social and security solutions together generated $29 billion in revenue, which is approximately 35 percent of total consolidated revenue. Revenue from the strategic imperatives increased 17 percent compared to 2014, or 26 percent excluding the impacts of currency and the divested System x and customer care businesses. In 2015, the company continued to take significant actions to drive the shift towards its strategic imperatives with targeted investments, as well as moving away from areas that do not support the strategic profile.

The company’s strategic direction is clear and compelling, and the company continues its shift to the higher value areas of enterprise IT. The strong revenue growth in the strategic imperatives confirms that, as does the overall profitability of the business. The company expects revenue from its strategic imperatives to continue to deliver strong growth. These offerings are as high value as other parts of the business, which continue to manage clients’ most critical business processes. As investments in the strategic imperatives begin to reach scale, the company expects modest margin improvement. In addition, the company expects to continue to allocate its capital efficiently and effectively to investments, and to return value to its shareholders through a combination of dividends and share repurchases. Over the longer term, in considering the opportunities it will continue to develop, the company expects to have the ability to generate low single-digit revenue growth, and with a higher value business mix, high single-digit operating (non-GAAP) earnings per share growth, with free cash flow realization in the 90’s percent range.

In the near term, there are a few dynamics that are inconsistent with that longer term trajectory. Specifically, in 2016, the company will be continuing to manage and drive the ongoing transformation in the business. As an example, GBS continues its transition, with strong growth in strategic imperatives offset by declines in the more traditional areas. The company will continue to engineer this shift. The company expects a continued impact to its software transaction revenue growth, as many of its largest customers continue to utilize the flexibility that the company has provided, as they commit to the company’s platform for the longer term. In addition, while the company is fully participating in the shift to cloud, the margins in that business are impacted by the level of investment the company is making, and the fact that the business is not yet at scale.

The company also expects a continued significant impact from currency in 2016. At mid-January 2016 spot rates, the impact to revenue growth is expected to be 2 to 3 points for the year, but, as with all companies with a similar global business profile, with the dollar strengthening, the company also expects that currency will have a significant impact on its profit growth. The profit impact will be more significant than in 2015 because of translation impact and the year-to-year impact from prior year cash flow hedging gains. At mid-January 2016 spot rates, the company expects currency to impact pre-tax profit growth by approximately $1.3 billion, or at least a dollar of earnings per share.

Overall, looking forward to 2016, the company expects to continue to grow in many areas of the business, including continued strong growth in the strategic imperatives. The company expects a modest expansion in gross margin, and to continue to invest at a high level, shifting to areas that have the best opportunity. As is typical, the company also expects over the course of 2016 to acquire key capabilities, rebalance its workforce, resolve various matters including tax matters, and return value to shareholders. This is all taken into account in the full-year view. Overall, the company expects GAAP earnings per share from continuing operations for 2016 to be at least $12.45. Excluding acquisition-related charges of $0.66 per share and non-operating retirement-related items of $0.39 per share, operating (non-GAAP) earnings per share is expected to be at least $13.50. For the first quarter of 2016, the company expects operating (non-GAAP) earnings per share to be approximately 15 percent of the full year expectation.

From a segment perspective, in 2015, mainframe revenues increased as a result of the release of the z13, and Power improved as it was repositioned to address broader opportunities in the Linux environment. The company is expecting mainframe revenues to decline in 2016 as it enters the back half of the product cycle. Mainframe margins are expected to improve in the latter half of 2016 in line with that cycle. Services backlog improved in 2015 to $121 billion with increased signings in the year, specifically in the strategic imperatives. Both GTS and GBS increased signings for the full year at constant currency and the company expects to continue to move clients into hybrid environments. There is continued ability to expand margins in the globalization of service delivery. The software annuity base, representing approximately 70 percent of software revenue continued to grow. Software renewal rates remain high and growth from Software-as- a-Service offerings is expected. Transactional mix will not be as impactful in the

Management Discussion

International Business Machines Corporation and Subsidiary Companies

first quarter of 2016 as it was in the fourth quarter of 2015. The company also expects acquisitions to drive improvement in the software revenue trajectory in 2016.

Free cash flow realization, defined as free cash flow to income from continuing operations (GAAP), was 98 percent as reported in 2015 and is expected to remain in the 90’s percent level in 2016. At the profit level associated with the earnings per share expectations, this translates to a free cash flow range of $11 billion to $12 billion in 2016.

The company expects, in the normal course of business, that its operating (non-GAAP) tax rate will be 18 percent, plus or minus a couple of percentage points, for 2016. The GAAP tax rate is expected to be approximately 1 point lower. The rate will change year to year based on nonrecurring events, such as the settlement of income tax audits and changes in tax laws, as well as recurring factors including the geographic mix of income before taxes, the timing and amount of foreign dividend repatriation, state and local taxes and the effects of various global income tax strategies.

The company expects 2016 pre-tax retirement-related plan cost to be approximately $2.0 billion, a decrease of approximately $600 million compared to 2015. This estimate reflects current pension plan assumptions at December 31, 2015. Within total retirement-related plan cost, operating retirement-related plan cost is expected to be approximately $1.4 billion, a decrease of approximately $100 million versus 2015. Non-operating retirement-related plan cost is expected to be approximately $500 million, a decrease of approximately $500 million compared to 2015, driven by decreased recognized actuarial losses and the Spanish pension litigation impacts in 2015. Contributions for all retirement-related plans are expected to be approximately $2.6 billion in 2016, approximately flat compared to 2015.

For a discussion of new accounting standards that the company will adopt in future periods, please see note B, “Accounting Changes,” beginning on page 92.

Liquidity and Capital Resources

The company has consistently generated strong cash flow from operations, providing a source of funds ranging between $16.9 billion and $19.8 billion per year over the past five years. The company provides for additional liquidity through several sources: maintaining an adequate cash balance, access to global funding sources, a committed global credit facility and other committed and uncommitted lines of credit worldwide. The following table provides a summary of the major sources of liquidity for the years ended December 31, 2011 through 2015.

Cash Flow and Liquidity Trends

($ in billions)

	2015	2014	2013	2012	2011
Net cash from operating activities	$17.0	$16.9	$17.5	$19.6	$19.8
Cash and short-term marketable securities	$8.2	$8.5	$11.1	$11.1	$11.9
Committed global credit facility	$10.0	$10.0	$10.0	$10.0	$10.0

The major rating agencies’ ratings on the company’s debt securities at December 31, 2015 appear in the following table and remain unchanged from December 31, 2014. The company’s indenture governing its debt securities and its various credit facilities each contain significant covenants which obligate the company to promptly pay principal and interest, limit the aggregate amount of secured indebtedness and sale and leaseback transactions to 10 percent of the company’s consolidated net tangible assets, and restrict the company’s ability to merge or consolidate unless certain conditions are met. The credit facilities also include a covenant on the company’s consolidated net interest expense ratio, which cannot be less than 2.20 to 1.0, as well as a cross default provision with respect to other defaulted indebtedness of at least $500 million.

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

The company does not have “ratings trigger” provisions in its debt covenants or documentation, which would allow the holders to declare an event of default and seek to accelerate payments thereunder in the event of a change in credit rating. The company’s contractual agreements governing derivative instruments contain standard market clauses which can trigger the termination of the agreement if the company’s credit rating were to fall below investment grade. At December 31, 2015, the fair value of those instruments that were in a liability position was $186 million, before any applicable netting, and this position is subject to fluctuations in fair value period to period based on the level of the company’s outstanding instruments and market conditions. The company has no other contractual arrangements that, in the event of a change in credit rating, would result in a material adverse effect on its financial position or liquidity.

Management Discussion

International Business Machines Corporation and Subsidiary Companies

Moody’s
	Standard	Investors	Fitch
	& Poor’s	Service	Ratings
Senior long-term debt	AA-	Aa3	A+
Commercial paper	A-1+	Prime-1	F1

The company prepares its Consolidated Statement of Cash Flows in accordance with applicable accounting standards for cash flow presentation on page 79 and highlights causes and events underlying sources and uses of cash in that format on page 40. For the purpose of running its business, the company manages, monitors and analyzes cash flows in a different format.

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

From the perspective of how management views cash flow, in 2015, after investing $3.8 billion in capital investments primarily in support of the growth in the services backlog and the build out of cloud data centers, the company generated free cash flow of $13.1 billion, an increase of $0.7 billion compared to 2014. The increase was driven by a reduction in cash tax payments of $3.1 billion, due primarily to a higher cash tax rate in 2014, and continued improvement in sales cycle working capital ($1.2 billion). This was partially offset by performance-related declines in net income and a higher level of payments for performance-based compensation which was accrued in 2014.

In 2015, the company continued to focus its cash utilization on returning value to shareholders including $4.9 billion in dividends and $4.6 billion in gross common stock repurchases (30.3 million shares). In addition, $3.3 billion was utilized for 14 acquisitions in 2015.

Over the past five years, the company generated over $75 billion in free cash flow. During that period, the company invested approximately $13 billion in strategic acquisitions and returned over $73 billion to shareholders through dividends and net share repurchases. The company’s performance during this period demonstrates that there is fungibility across the elements of share repurchases, dividends and acquisitions. The amount of prospective returns to shareholders in the form of dividends and share repurchases will vary based upon several factors including each year’s operating results, capital expenditure requirements, research and development investments and acquisitions, as well as the factors discussed below.

The company’s Board of Directors meets quarterly to consider the dividend payment. In the second quarter of 2015, the Board of Directors increased the company’s quarterly common stock dividend from $1.10 to $1.30 per share.

The table below represents the way in which management reviews cash flow as described above.

($ in billions)

For the year ended December 31:	2015	2014	2013	2012	2011
Net cash from operating activities per GAAP	$17.0	$16.9	$17.5	$19.6	$19.8
Less: the change in Global Financing receivables	0.2	0.7	(1.3)	(2.9)	(0.8)
Net cash from operating activities, excluding Global Financing receivables	16.9	16.2	18.8	22.5	20.7
Capital expenditures, net	(3.8)	(3.8)	(3.8)	(4.3)	(4.1)
Free cash flow (FCF)	13.1	12.4	15.0	18.2	16.6
Acquisitions	(3.3)	(0.7)	(3.1)	(3.7)	(1.8)
Divestitures	(0.4)	2.4	0.3	0.6	0.0
Share repurchase	(4.6)	(13.7)	(13.9)	(12.0)	(15.0)
Dividends	(4.9)	(4.3)	(4.1)	(3.8)	(3.5)
Non-Global Financing debt	(0.1)	(1.3)	3.2	0.7	1.7
Other (includes Global Financing receivables and Global Financing debt)	0.0	2.6	2.4	(0.8)	2.3
Change in cash, cash equivalents and short-term marketable securities	$(0.3)	$(2.6)	$(0.1)	$(0.8)	$0.3
FCF as percent of Income from Continuing Operations	98%	79%	89%	107%	103%

Management Discussion

International Business Machines Corporation and Subsidiary Companies

Events that could temporarily change the historical cash flow dynamics discussed previously include significant changes in operating results, material changes in geographic sources of cash, unexpected adverse impacts from litigation, future pension funding requirements during periods of severe downturn in the capital markets or the timing of tax payments. Whether any litigation has such an adverse impact will depend on a number of variables, which are more completely described in note M, “Contingencies and Commitments,” on pages 118 to 120. With respect to pension funding, in 2015, the company contributed $514 million to its non-U.S. defined benefit plans versus $519 million in 2014. As highlighted in the Contractual Obligations table, the company expects to make legally mandated pension plan contributions to certain non-U.S. plans of approximately $2.5 billion in the next five years. The 2016 contributions are currently expected to be approximately $500 million. Contributions related to all retirement-related plans is expected to be approximately $2.6 billion in 2016, approximately flat compared to 2015. Financial market performance could increase the legally mandated minimum contributions in certain non-U.S. countries that require more frequent remeasurement of the funded status. The company is not quantifying any further impact from pension funding because it is not possible to predict future movements in the capital markets or pension plan funding regulations.

The Pension Protection Act of 2006 was enacted into law in 2006, and, among other things, increased the funding requirements for certain U.S. defined benefit plans beginning after December 31, 2007. No mandatory contribution is required for the U.S. defined benefit plan in 2016 as of December 31, 2015.

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

Contractual Obligations

($ in millions)

	Total Contractual	Payments Due In
	Payment Stream	2016	2017—18	2019—20	After 2020
Long-term debt obligations	$38,805	$5,266	$10,360	$8,504	$14,675
Interest on long-term debt obligations	9,688	1,184	1,892	1,252	5,360
Capital (finance) lease obligations	15	7	4	4	—
Operating lease obligations	6,435	1,347	2,338	1,761	988
Purchase obligations	3,057	764	1,093	1,154	45
Other long-term liabilities:
Minimum defined benefit plan pension funding (mandated)*	2,500	500	1,000	1,000	—
Excess 401(k) Plus Plan	1,621	176	385	430	630
Long-term termination benefits	1,164	221	195	131	617
Tax reserves**	3,014	413
Divestiture related	1,158	692	377	66	23
Other	977	95	123	91	667
Total	$68,434	$10,666	$17,767	$14,393	$23,006

* As funded status on plans will vary, obligations for mandated minimum pension payments after 2020 could not be reasonably estimated.

** These amounts represent the liability for unrecognized tax benefits. The company estimates that $413 million of the liability is expected to be settled within the next 12 months. The settlement period for the noncurrent portion of the income tax liability cannot be reasonably estimated as the timing of the payments will depend on the progress of tax examinations with the various tax authorities; however, it is not expected to be due within the next 12 months.

Management Discussion

International Business Machines Corporation and Subsidiary Companies

Total contractual obligations are reported in the previous table excluding the effects of time value and therefore, may not equal the amounts reported in the Consolidated Statement of Financial Position. Certain noncurrent liabilities are excluded from the previous table as their future cash outflows are uncertain. This includes deferred taxes, derivatives, deferred income, disability benefits and other sundry items. Certain obligations related to the company’s divestitures are included.

Purchase obligations include all commitments to purchase goods or services of either a fixed or minimum quantity that meet any of the following criteria: (1) they are noncancelable, (2) the company would incur a penalty if the agreement was canceled, or (3) the company must make specified minimum payments even if it does not take delivery of the contracted products or services (take-or-pay). If the obligation to purchase goods or services is noncancelable, the entire value of the contract is included in the previous table. If the obligation is cancelable, but the company would incur a penalty if canceled, the dollar amount of the penalty is included as a purchase obligation. Contracted minimum amounts specified in take-or-pay contracts are also included in the table as they represent the portion of each contract that is a firm commitment.

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

Interest on floating-rate debt obligations is calculated using the effective interest rate at December 31, 2015, plus the interest rate spread associated with that debt, if any.

Off-Balance Sheet Arrangements

From time to time, the company may enter into off-balance sheet arrangements as defined by SEC Financial Reporting Release 67 (FRR-67), “Disclosure in Management’s Discussion and Analysis about Off-Balance Sheet Arrangements and Aggregate Contractual Obligations.”

At December 31, 2015, the company had no off-balance sheet arrangements that have, or are reasonably likely to have, a material current or future effect on financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources. See the table on page 63 for the company’s contractual obligations, and note M, “Contingencies and Commitments,” on page 120, for detailed information about the company’s guarantees, financial commitments and indemnification arrangements. The company does not have retained interests in assets transferred to unconsolidated entities or other material off-balance sheet interests or instruments.

Critical Accounting Estimates

The application of GAAP requires the company to make estimates and assumptions about certain items and future events that directly affect its reported financial condition. The accounting estimates and assumptions discussed in this section are those that the company considers to be the most critical to its financial statements. An accounting estimate is considered critical if both (a) the nature of the estimate or assumption is material due to the levels of subjectivity and judgment involved, and (b) the impact within a reasonable range of outcomes of the estimate and assumption is material to the company’s financial condition. Senior management has discussed the development, selection and disclosure of these estimates with the Audit Committee of the company’s Board of Directors. The company’s significant accounting policies are described in note A, “Significant Accounting Policies,” on pages 82 to 92.

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

Pension Assumptions

For the company’s defined benefit pension plans, the measurement of the benefit obligation to employees and net periodic pension (income)/cost requires the use of certain assumptions, including, among others, estimates of discount rates and expected return on plan assets.

Changes in the discount rate assumptions would impact the (gain)/loss amortization and interest cost components of the net periodic pension (income)/cost calculation and the projected benefit obligation (PBO). The company increased the discount rate assumption for the IBM Personal Pension Plan (PPP), a U.S.-based defined benefit plan, by 30 basis points to 4.00 percent on December 31, 2015. This change will decrease pre-tax cost and expense recognized in 2016 by an estimated $100 million. If the discount rate assumption for the PPP had decreased by 30 basis points on December 31, 2015, pre-tax cost and expense recognized in 2016 would have increased by an estimated $98 million. Changes in the discount rate assumptions would impact the PBO which, in turn, may impact the company’s funding decisions if the PBO exceeds plan assets. A 25 basis point increase or decrease in the discount rate would cause a corresponding decrease or increase, respectively, in the PPP’s PBO of an estimated $1.3 billion based upon December 31, 2015 data.

Management Discussion

International Business Machines Corporation and Subsidiary Companies

The expected long-term return on plan assets assumption is used in calculating the net periodic pension (income)/cost. Expected returns on plan assets are calculated based on the market-related value of plan assets, which recognizes changes in the fair value of plan assets systematically over a five-year period in the expected return on plan assets line in net periodic pension (income)/cost. The differences between the actual return on plan assets and the expected long-term return on plan assets are recognized over five years in the expected return on plan assets line in net periodic pension (income)/cost and also as a component of actuarial (gains)/losses, which are recognized over the service lives or life expectancy of the participants, depending on the plan, provided such amounts exceed thresholds which are based upon the benefit obligation or the value of plan assets, as provided by accounting standards.

To the extent the outlook for long-term returns changes such that management changes its expected long-term return on plan assets assumption, each 50 basis point increase or decrease in the expected long-term return on PPP plan assets assumption would have an estimated decrease or increase, respectively, of $263 million on the following year’s pre-tax net periodic pension (income)/cost (based upon the PPP’s plan assets at December 31, 2015 and assuming no contributions are made in 2016).

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

For additional information on the company’s pension plans and the development of these assumptions, see Note S, “Retirement-Related Benefits,” on pages 133 and 134.

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

Revenue recognition is also impacted by the company’s ability to estimate sales incentives, expected returns and collectibility. The company considers various factors, including a review of specific transactions, the creditworthiness of the customers, historical experience and market and economic conditions when calculating these provisions and allowances. Evaluations are conducted each quarter to assess the adequacy of the estimates. If these estimates were changed by 10 percent in 2015, net income would have been impacted by $77 million (excluding Global Financing receivables).

Costs to Complete Service Contracts

The company enters into numerous service contracts through its Global Services business. During the contractual period, revenue, cost and profits may be impacted by estimates of the ultimate profitability of each contract, especially contracts for which the company uses the percentage-of-completion (POC) method of accounting. If at any time these estimates indicate the POC contract will be unprofitable, the entire estimated loss for the remainder of the contract is recorded immediately in cost. The company performs ongoing profitability analyses of its POC-based services contracts in order to determine whether the latest estimates require updating. Key factors reviewed by the company to estimate the future costs to complete each contract are future labor costs, future product costs and expected productivity efficiencies. Contract loss provisions recorded as a component of other accrued expenses and liabilities were $12 million and $13 million at December 31, 2015 and 2014, respectively.

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

Management Discussion

International Business Machines Corporation and Subsidiary Companies

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

To the extent that the provision for income taxes increases/ decreases by 1 percent of income from continuing operations before income taxes, consolidated net income would have decreased/improved by $159 million in 2015.

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

Valuation of Goodwill

The company reviews goodwill for impairment annually and whenever events or changes in circumstances indicate the carrying value of goodwill may not be recoverable. In 2015, the company elected to perform the first step of the quantitative test to compare the fair value of each reporting unit to its carrying value instead of first conducting a qualitative assessment. The company determines the fair value of its reporting units based on the income approach. Under the income approach, the company calculates the fair value of a reporting unit based on the present value of estimated future cash flows. If the fair value of the reporting unit exceeds the carrying value of the net assets assigned to that unit, goodwill is not impaired. The second step of the impairment test is only required if the first step results in a carrying value in excess of fair value.

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

The annual goodwill impairment analysis, which the company performed during the fourth quarter of 2015, did not result in an impairment charge. All of the company’s reporting units had fair values that substantially exceeded their carrying values.

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

Global Financing Receivables Allowance for Credit Losses

The Global Financing business reviews its financing receivables portfolio at least quarterly in order to assess collectibility. A description of the methods used by management to estimate the amount of uncollectible receivables is included in note A, “Significant Accounting Policies,” on page 91. Factors that could result in actual receivable losses that are materially different from the estimated reserve include sharp changes in the economy, or a significant change in the economic health of a particular client that represents a concentration in Global Financing’s receivables portfolio.

To the extent that actual collectibility differs from management’s estimates currently provided for by 10 percent, Global Financing’s segment pre-tax income and the company’s income from continuing operations before income taxes would be higher or lower by an estimated $61 million depending upon whether the actual collectibility was better or worse, respectively, than the estimates.

Management Discussion

International Business Machines Corporation and Subsidiary Companies

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

To the extent that actual residual value recovery is lower than management’s estimates by 10 percent, Global Financing’s segment pre-tax income and the company’s income from continuing operations before income taxes for 2015 would have been lower by an estimated $79 million. If the actual residual value recovery is higher than management’s estimates, the increase in income will be realized at the end of lease when the equipment is remarketed.

Currency Rate Fluctuations

Changes in the relative values of non-U.S. currencies to the U.S. dollar affect the company’s financial results and financial position. At December 31, 2015, currency changes resulted in assets and liabilities denominated in local currencies being translated into fewer dollars than at year-end 2014. The company uses financial hedging instruments to limit specific currency risks related to financing transactions and other foreign currency-based transactions.

During periods of sustained movements in currency, the marketplace and competition adjust to the changing rates. For example, when pricing offerings in the marketplace, the company may use some of the advantage from a weakening U.S. dollar to improve its position competitively, and price more aggressively to win the business, essentially passing on a portion of the currency advantage to its customers. Competition will frequently take the same action. Consequently, the company believes that some of the currency-based changes in cost impact the prices charged to clients. The company also maintains currency hedging programs for cash management purposes which temporarily mitigate, but do not eliminate, the volatility of currency impacts on the company’s financial results.

The company translates revenue, cost and expense in its non-U.S. operations at current exchange rates in the reported period. References to “adjusted for currency” or “constant currency” reflect adjustments based upon a simple constant currency mathematical translation of local currency results using the comparable prior period’s currency conversion rate. However, this constant currency methodology that the company utilizes to disclose this information does not incorporate any operational actions that management may take in reaction to fluctuating currency rates. Currency movements impacted the company’s year-to-year revenue and earnings per share growth in 2015. Based on the currency rate movements in 2015, total revenue decreased 11.9 percent as reported and 4.1 percent at constant currency versus 2014. On an income from continuing operations before income taxes basis, these translation impacts offset by the net impact of hedging activities resulted in a theoretical maximum (assuming no pricing or sourcing actions) decrease of approximately $900 million in 2015, on an as-reported basis and a decrease of approximately $1,000 million on an operating (non-GAAP) basis. The same mathematical exercise resulted in a decrease of approximately $400 million in 2014 on both an as-reported and operating (non-GAAP) basis. The company views these amounts as a theoretical maximum impact to its as-reported financial results. Considering the operational responses mentioned above, movements of exchange rates, and the nature and timing of hedging instruments, it is difficult to predict future currency impacts on any particular period, but the company believes it could be substantially less than the theoretical maximum given the competitive pressure in the marketplace.

For non-U.S. subsidiaries and branches that operate in U.S. dollars or whose economic environment is highly inflationary, translation adjustments are reflected in results of operations. Generally, the company manages currency risk in these entities by linking prices and contracts to U.S. dollars.

The company continues to monitor the economic conditions in Venezuela. At the December 31, 2015 SICAD rate of 13.5 Bolivar per USD, the company’s net asset position in Venezuela was $29 million reflecting $7 million of currency losses in the Consolidated Statement of Earnings in 2015. In mid-February 2016, changes to the currency exchange systems were announced. The company will continue to monitor transactions from the various exchange systems in Venezuela in 2016. The company’s operations in Venezuela comprised less than 1 percent of total 2015, 2014 and 2013 revenue, respectively.

In January 2014, the Argentinian government devalued its currency from 6 pesos per USD to 8 pesos per USD. On December 16, 2015, the Argentinian government announced an end to the official controls on the foreign exchange market. At December 31,2015 the Argentinian currency was devalued from 9.7 pesos per USD to 12.9 pesos per USD. These devaluations did not have a material impact given the size of the company’s operations in Argentina (less than 1 percent of total 2015, 2014 and 2013 revenue, respectively).

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

The company’s debt, in support of the Global Financing business and the geographic breadth of the company’s operations, contains an element of market risk from changes in interest and currency rates. The company manages this risk, in part, through the use of a variety of financial instruments including derivatives, as described in note D, “Financial Instruments—Derivative Financial Instruments,” on pages 101 through 105.

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

To perform the sensitivity analysis, the company assesses the risk of loss in fair values from the effect of hypothetical changes in interest rates and foreign currency exchange rates on market-sensitive instruments. The market values for interest and foreign currency exchange risk are computed based on the present value of future cash flows as affected by the changes in rates that are attributable to the market risk being measured. The discount rates used for the present value computations were selected based on market interest and foreign currency exchange rates in effect at December 31, 2015 and 2014. The differences in this comparison are the hypothetical gains or losses associated with each type of risk.

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

The results of the sensitivity analysis at December 31, 2015 and 2014, are as follows:

Interest Rate Risk

At December 31, 2015, a 10 percent decrease in the levels of interest rates with all other variables held constant would result in a decrease in the fair value of the company’s financial instruments of $69 million as compared with a decrease of $123 million at December 31, 2014. A 10 percent increase in the levels of interest rates with all other variables held constant would result in an increase in the fair value of the company’s financial instruments of $66 million as compared to an increase of $119 million at December 31, 2014. Changes in the relative sensitivity of the fair value of the company’s financial instrument portfolio for these theoretical changes in the level of interest rates are primarily driven by changes in the company’s debt maturities, interest rate profile and amount.

Foreign Currency Exchange Rate Risk

At December 31, 2015, a 10 percent weaker U.S. dollar against foreign currencies, with all other variables held constant, would result in a decrease in the fair value of the company’s financial instruments of $74 million as compared with an increase of $872 million at December 31, 2014. Conversely, a 10 percent stronger U.S. dollar against foreign currencies, with all other variables held constant, would result in an increase in the fair value of the company’s financial instruments of $74 million compared with a decrease of $872 million at December 31, 2014.

Financing Risks

See the “Description of Business” on page 27 for a discussion of the financing risks associated with the Global Financing business and management’s actions to mitigate such risks.

Cybersecurity

The company’s approach to cybersecurity draws on the depth and breadth of its global capabilities, both in terms of its offerings to clients and its internal approaches to risk management. The company has commercial solutions that deliver identity and access management, data security, application security, network security and endpoint security. IBM’s solutions include security intelligence, analytics and forensic tools that can collect

Management Discussion

International Business Machines Corporation and Subsidiary Companies

information on customer IT security events and vulnerabilities and provide detailed information to customers about potential threats and security posture. The company’s services businesses offer professional solutions for security from assessment to deployment and resource augmentation. In addition, the company offers managed and outsourced security solutions from multiple security operations centers around the world. Finally, security is embedded in a multitude of IBM offerings through secure engineering processes and by critical functions (encryption, access control, etc.) in servers, storage, software, service, and other solutions.

From an enterprise perspective, IBM implements a multi-faceted risk-management approach to identify and address cybersecurity risks. The company has established policies and procedures that provide the foundation by which IBM’s infrastructure and data are managed. IBM performs ongoing assessments regarding its technical controls and its methods for identifying emerging risks related to cybersecurity. The company uses a layered approach with overlapping controls to defend against cybersecurity attacks and threats on networks, end-user devices, servers, applications and cloud solutions. The company also has a global incident response process to respond to cybersecurity threats. In addition, the company utilizes a combination of online training, educational tools, social media and other awareness initiatives to foster a culture of security awareness and responsibility among its workforce.

Employees and Related Workforce

					Yr.-to-Yr. Percent Change
For the year ended December 31:	2015	2014		2013	2015–14	2014–13
IBM/wholly owned subsidiaries	377,757	379,592	*	431,212	(0.5)%	(12.0	)%*
Less-than-wholly owned subsidiaries	9,577	8,862		9,018	8.1	(1.7)
Complementary	24,464	24,321		23,555	0.6	3.3

* Reflects reduction of approximately 35,000 employees (approximately 8 percent) due to divestitures.

As a globally integrated enterprise, the company operates in more than 175 countries and is continuing to shift its business to the higher value segments of enterprise IT. The company continues to remix its skills and people needs to match the best opportunities in the marketplace.

The complementary workforce is an approximation of equivalent full-time employees hired under temporary, part-time and limited-term employment arrangements to meet specific business needs in a flexible and cost-effective manner.

GLOBAL FINANCING

Global Financing is a reportable segment that is measured as a stand-alone entity.

In 2015, the Global Financing business remained focused on its core competencies—providing IT financing to the company’s clients and business partners. For the year, Global Financing delivered external revenue of $1,840 million and total revenue of $4,477 million, maintaining constant gross margins. Total pre-tax income of $2,364 million increased 8.0 percent compared to 2014 and return on equity was 41.5 percent.

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

Results of Operations

($ in millions)

For the year ended December 31:	2015	2014	2013
External revenue	$1,840	$2,034	$2,022
Internal revenue	2,637	2,488	2,282
Total revenue	4,477	4,522	4,304
Cost	1,412	1,428	1,417
Gross profit	$3,065	$3,094	$2,888
Gross profit margin	68.5%	68.4%	67.1%
Pre-tax income	$2,364	$2,189	$2,171
After-tax income*	$1,572	$1,462	$1,456
Return on equity*	41.5%	36.8%	40.6%

* See page 73 for the details of the after-tax income and return on equity calculation.

Management Discussion

International Business Machines Corporation and Subsidiary Companies

Total revenue in 2015 decreased $45 million versus 2014 as a result of:

•      A decrease in external revenue of 9.5 percent (up 1.5 percent adjusted for currency) driven by decreases in financing revenue (down 10.2 percent to $1,386 million) and used equipment sales revenue (down 7.6 percent to $454 million); partially offset by

•      An increase in internal revenue of 6.0 percent driven by an increase in used equipment sales revenue (up 10.7 percent to $2,303 million); partially offset by a decrease in financing revenue (down 18.3 percent to $334 million).

The decrease in internal and external financing revenue was primarily due to decreases in the average asset balance and yields, as well as a decrease in remarketing lease revenue. Global Financing gross profit decreased 0.9 percent compared to 2014 due to a decrease in financing gross profit, partially offset by an increase in used equipment sales gross profit. The gross profit margin was flat compared to 2014 due to an increase in the equipment sales margin, offset by a shift in mix away from higher margin financing and a decrease in the financing margin.

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

Global Financing pre-tax income increased 8.0 percent in 2015 versus 2014, following an increase of 0.8 percent in 2014 versus 2013. The increase in 2015 was driven by decreases in SG&A expenses ($107 million) and financing receivables provisions ($96 million), partially offset by the decrease in gross profit ($29 million). The increase in 2014 was driven by the increase in gross profit ($207 million), partially offset by increases in financing receivables provisions ($155 million) and SG&A expenses ($32 million). The decrease in financing receivable provisions in 2015 was due to lower specific reserve requirements, primarily in China and Latin America. At December 31, 2015, the overall allowance for credit losses coverage rate was 2.1 percent, an increase of 23 basis points year over year.

The increase in return on equity from the period 2014 to 2015 was driven by the increase in net income and a lower average equity balance. The decrease in return on equity from the period 2013 to 2014 was driven by a higher average equity balance.

Financial Condition

Balance Sheet

($ in millions)

At December 31:	2015	2014
Cash and cash equivalents	$1,555	$1,538
Net investment in sales-type and direct financing leases	7,594	8,263
Equipment under operating leases— external clients (1)	605	774
Client loans	12,525	14,290
Total client financing assets	20,725	23,327
Commercial financing receivables	8,948	8,424
Intercompany financing receivables (2) (3)	4,245	4,611
Other receivables	308	368
Other assets	378	577
Total assets	$36,157	$38,845
Intercompany payables (2)	$3,089	$3,631
Debt (4)	27,205	29,103
Other liabilities	2,134	2,094
Total liabilities	32,428	34,828
Total equity	3,729	4,017
Total liabilities and equity	$36,157	$38,845

(1)                                 Includes intercompany mark-up, priced on an arm’s-length basis, on products purchased from the company’s product divisions, which is eliminated in IBM’s consolidated results.

(2)                                 Entire amount eliminated for purposes of IBM’s consolidated results and therefore does not appear on page 78.

(3)                                 These assets, along with all other financing assets in this table, are leveraged at the value in the table using Global Financing debt.

(4)                                 Global Financing debt is comprised of intercompany loans and external debt.
A portion of Global Financing debt is in support of the company’s internal business, or related to intercompany mark-up embedded in the Global Financing assets.

Management Discussion

International Business Machines Corporation and Subsidiary Companies

Sources and Uses of Funds

The primary use of funds in Global Financing is to originate client and commercial financing assets. Client financing assets for end users consist primarily of IBM systems, software and services, but also include OEM equipment, software and services to meet IBM clients’ total solutions requirements. Client financing assets are primarily sales-type, direct financing and operating leases for systems products, as well as loans and installment plans for systems, software and services with terms up to seven years. Global Financing’s client loans and installment payment plans are primarily for software and services and are unsecured. These agreements are subjected to credit analysis to evaluate the associated risk and, when deemed necessary, actions are taken to mitigate risks, which include covenants to protect against credit deterioration during the life of the obligation.

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

In addition to the actions previously described, in certain circumstances, the company may take mitigation actions to transfer credit risk to third parties, including credit insurance, financial guarantees, nonrecourse borrowings, transfer of receivables recorded as true sale in accordance with accounting guidance or sale of equipment under operating lease.

At December 31, 2015, substantially all financing assets were IT related assets, and approximately 55 percent of the total external portfolio was with investment grade clients with no direct exposure to consumers. The reduction in investment grade year to year (5 points) was driven primarily by rating changes within the existing portfolio, not by changing the company’s approach to the market.

Originations

The following are total financing originations:

($ in millions)

For the year ended December 31:	2015	2014	2013
Client financing	$14,444	$15,099	$15,792
Commercial financing	40,571	43,664	41,027
Total	$55,015	$58,762	$56,819

In 2015, cash collection of client financing assets exceeded new financing originations while new financing originations of commercial financing exceeded collections. This resulted in a net decline in financing assets from December 2014. The decrease in originations in 2015 versus 2014 was due to declining volumes, and the increase in 2014 versus 2013 was due to improving volumes. Internal loan financing with Global Services is executed under a loan facility and is not considered originations.

Cash generated by Global Financing in 2015 was deployed to pay intercompany payables and dividends to IBM as well as business partners and OEM suppliers.

Global Financing Receivables and Allowances

The following table presents external financing receivables excluding residual values, and the allowance for credit losses:

($ in millions)

At December 31:	2015	2014
Gross financing receivables	$29,086	$31,007
Specific allowance for credit losses	517	484
Unallocated allowance for credit losses	93	96
Total allowance for credit losses	610	580
Net financing receivables	$28,475	$30,427
Allowance for credit losses coverage	2.1%	1.9%

Roll Forward of Global Financing Receivables Allowance for Credit Losses

($ in millions)

	Allowance	Additions/		December 31,
January 1, 2015	Used*	(Reductions)	Other**	2015
$580	$(63)	$144	$(50)	$610

* Represents reserved receivables, net of recoveries, that were written off during the period.

** Primarily represents translation adjustments.

The percentage of Global Financing receivables reserved was 2.1 percent at December 31, 2015, and 1.9 percent at December 31, 2014. Specific reserves increased 7 percent from $484 million at December 31, 2014, to $517 million at December 31, 2015. Unallocated reserves decreased 3 percent from $96 million at December 31, 2014, to $93 million at December 31, 2015, due to the decrease in gross financing receivables, partially offset by higher general reserve requirements in Latin America due to lower credit ratings.

Global Financing’s bad debt expense was $144 million for 2015, compared to $240 million for 2014. The year-to-year decrease in bad debt expense was due to lower specific reserve requirements, primarily in China and Latin America, in the current year.

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

Management Discussion

International Business Machines Corporation and Subsidiary Companies

Global Financing optimizes the recovery of residual values by selling assets sourced from end of lease, leasing used equipment to new clients, or extending lease arrangements with current clients. Sales of equipment include equipment returned at the end of a lease, surplus internal equipment, or used equipment purchased externally. These sales represented 61.6 percent and 56.9 percent of Global Financing’s revenue in 2015 and 2014, respectively. The increase was due to a higher volume of used equipment sales for internal transactions. The gross profit margins on these sales were 66.0 percent and 64.9 percent in 2015 and 2014, respectively. The increase in the gross profit margin was driven by a shift in mix toward higher margin internal equipment sales, partially offset by decreases in internal and external equipment sales margins.

The table below presents the recorded amount of unguaranteed residual value for sales-type, direct financing and operating leases at December 31, 2015 and 2014. In addition, the table presents the residual value as a percentage of the related original amount financed and a run out of when the unguaranteed residual value assigned to equipment on leases at December 31, 2015 is expected to be returned to the company. In addition to the unguaranteed residual value, on a limited basis, Global Financing will obtain guarantees of the future value of the equipment to be returned at end of lease. While primarily focused on IBM products, guarantees are also obtained for certain OEM products. These third-party guarantees are included in minimum lease payments as provided for by accounting standards in the determination of lease classifications for the covered equipment and provide protection against risk of loss arising from declines in equipment values for these assets.

The residual value guarantee increases the minimum lease payments that are utilized in determining the classification of a lease as a sales-type lease, direct financing lease or operating lease. The aggregate asset values associated with the guarantees of sales-type leases were $811 million and $503 million for the financing transactions originated during the years ended December 31, 2015 and December 31, 2014, respectively. In 2015, the residual value guarantee program resulted in the company recognizing $608 million of revenue that would otherwise have been recognized in future periods as operating lease revenue. If the company had chosen to not participate in a residual value guarantee program in 2015 and prior years, the 2015 impact would be substantially mitigated by the effect of prior year asset values being recognized as operating lease revenue in the current year. The aggregate asset values associated with the guarantees of direct financing leases were $185 million and $204 million for the financing transactions originated during the years ended December 31, 2015 and 2014, respectively. The associated aggregate guaranteed future values at the scheduled end of lease were $54 million and $25 million for the financing transactions originated during the years ended December 31, 2015 and 2014, respectively. The cost of guarantees was $5 million and $2 million for the years ended December 31, 2015 and 2014, respectively.

Unguaranteed Residual Value

($ in millions)

	Total		Estimated Run Out of 2015 Balance
						2019 and
At December 31:	2014	2015	2016	2017	2018	Beyond
Sales-type and direct financing leases	$671	$645	$144	$172	$202	$128
Operating leases	166	144	61	46	26	11
Total unguaranteed residual value	$837	$789	$205	$218	$228	$139
Related original amount financed	$15,636	$14,223
Percentage	5.4%	5.6%

Debt

At December 31:	2015		2014
Debt-to-equity ratio	7.3	x	7.2	x

The debt used to fund Global Financing assets is composed of intercompany loans and external debt. Total debt changes generally correspond with the level of client and commercial financing receivables, the level of cash and cash equivalents, the change in intercompany and external payables and the change in intercompany investment from IBM. The terms of the intercompany loans are set by the company to substantially match the term and currency underlying the financing receivable and are based on arm’s-length pricing.

Global Financing provides financing predominantly for the company’s external client assets, as well as for assets under contract by other IBM units. As previously stated, the company measures Global Financing as a stand-alone entity, and accordingly, interest expense relating to debt supporting Global Financing’s external client and internal business is included in the “Global Financing Results of Operations” on page 69 and in note T, “Segment Information,” on pages 141 to 146.

In the company’s Consolidated Statement of Earnings, the external debt-related interest expense supporting Global Financing’s internal financing to the company is reclassified from cost of financing to interest expense.

Management Discussion

International Business Machines Corporation and Subsidiary Companies

The following table provides additional information on total company debt. In this table, intercompany activity includes internal loans and leases at arm’s-length pricing in support of Global Services’ long-term contracts and other internal activity. The company believes these assets should be appropriately leveraged in line with the overall Global Financing business model.

($ in millions)

	December 31, 2015		December 31, 2014
Global Financing Segment		$27,205			$29,103
Debt to support external clients	$23,934		$25,531
Debt to support internal clients	3,271		3,572
Non-Global Financing Segments		12,684			11,619	*
Debt supporting operations	15,955		15,191	*
Intercompany activity	(3,271)		(3,572)
Total company debt		$39,890			$40,722	*

* Reclassified to reflect adoption of the FASB guidance on debt issuance costs in consolidated financial statements. Refer to note B, “Accounting Changes,” for additional information.

Liquidity and Capital Resources

Global Financing is a segment of the company, and therefore is supported by the company’s overall liquidity position and access to capital markets. Cash generated by Global Financing was deployed to pay dividends to the company in order to maintain an appropriate debt-to-equity ratio.

Return on Equity

($ in millions)

At December 31:	2015	2014
Numerator
Global Financing after-tax income (1) *	$1,572	$1,462
Denominator
Average Global Financing equity (2) **	$3,785	$3,973
Global Financing return on equity (1)/(2)	41.5%	36.8%

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

Management conducted an evaluation of the effectiveness of internal control over financial reporting based on the criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this evaluation, management concluded that the company’s internal control over financial reporting was effective as of December 31, 2015.

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
February 23, 2016

/s/ Martin J. Schroeter
Martin J. Schroeter
Senior Vice President and Chief Financial Officer
February 23, 2016

Report of Independent Registered Public Accounting Firm

International Business Machines Corporation and Subsidiary Companies

To the Stockholders and Board of Directors of International Business Machines Corporation:

In our opinion, the accompanying Consolidated Financial Statements appearing on pages 76 through 146 present fairly, in all material respects, the financial position of International Business Machines Corporation and its subsidiaries at December 31, 2015 and 2014 and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2015 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2015, based on criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting appearing on page 74. Our responsibility is to express opinions on these financial statements and on the Company’s internal control over financial reporting based on our integrated audits. We conductced our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material mis-statement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

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

PricewaterhouseCoopers LLP
PricewaterhouseCoopers LLP
New York, New York
February 23, 2016

Consolidated Statement of Earnings

International Business Machines Corporation and Subsidiary Companies

($ in millions except per share amounts)

For the year ended December 31:	Notes	2015	2014	2013
Revenue
Services		$49,911	$55,673	$57,655
Sales		29,967	35,063	38,666
Financing		1,864	2,057	2,047
Total revenue	T	81,741	92,793	98,367
Cost
Services		33,126	36,034	37,564
Sales		6,920	9,312	11,009
Financing		1,011	1,040	1,110
Total cost		41,057	46,386	49,683
Gross profit		40,684	46,407	48,684
Expense and other (income)
Selling, general and administrative		20,430	23,180	23,451
Research, development and engineering	O	5,247	5,437	5,743
Intellectual property and custom development income		(682)	(742)	(822)
Other (income) and expense		(724)	(1,938)	(333)
Interest expense	D&J	468	484	402
Total expense and other (income)		24,740	26,421	28,440
Income from continuing operations before income taxes		15,945	19,986	20,244
Provision for income taxes	N	2,581	4,234	3,363
Income from continuing operations		13,364	15,751	16,881
Loss from discontinued operations, net of tax	C	(174)	(3,729)	(398)
Net income		$13,190	$12,022	$16,483
Earnings/(loss) per share of common stock
Assuming dilution
Continuing operations	P	$13.60	$15.59	$15.30
Discontinued operations	P	(0.18)	(3.69)	(0.36)
Total	P	$13.42	$11.90	$14.94
Basic
Continuing operations	P	$13.66	$15.68	$15.42
Discontinued operations	P	(0.18)	(3.71)	(0.36)
Total	P	$13.48	$11.97	$15.06
Weighted-average number of common shares outstanding
Assuming dilution		982,700,267	1,010,000,480	1,103,042,156
Basic		978,744,523	1,004,272,584	1,094,486,604

Amounts may not add due to rounding.

The accompanying notes on pages 82 through 146 are an integral part of the financial statements.

Consolidated Statement of Comprehensive Income

International Business Machines Corporation and Subsidiary Companies

($ in millions)

For the year ended December 31:	Notes	2015	2014	2013
Net income		$13,190	$12,022	$16,483
Other comprehensive income/(loss), before tax
Foreign currency translation adjustments	L	(1,379)	(1,636)	(1,335)
Net changes related to available-for-sale securities	L
Unrealized gains/(losses) arising during the period		(54)	(29)	(4)
Reclassification of (gains)/losses to net income		86	5	(8)
Subsequent changes in previously impaired securities arising during the period		—	—	4
Total net changes related to available-for-sale securities		32	(24)	(8)
Unrealized gains/(losses) on cash flow hedges	L
Unrealized gains/(losses) arising during the period		618	958	43
Reclassification of (gains)/losses to net income		(1,072)	(97)	(166)
Total unrealized gains/(losses) on cash flow hedges		(454)	861	(123)
Retirement-related benefit plans	L
Prior service costs/(credits)		6	1	16
Net (losses)/gains arising during the period		(2,963)	(9,799)	5,369
Curtailments and settlements		33	24	(3)
Amortization of prior service (credits)/costs		(100)	(114)	(114)
Amortization of net (gains)/losses		3,304	2,531	3,499
Total retirement-related benefit plans		279	(7,357)	8,767
Other comprehensive income/(loss), before tax	L	(1,523)	(8,156)	7,301
Income tax (expense)/benefit related to items of other comprehensive income	L	(208)	1,883	(3,144)
Other comprehensive income/(loss)	L	(1,731)	(6,274)	4,157
Total comprehensive income		$11,459	$5,748	$20,641

Amounts may not add due to rounding.

The accompanying notes on pages 82 through 146 are an integral part of the financial statements.

Consolidated Statement of Financial Position

International Business Machines Corporation and Subsidiary Companies

($ in millions except per share amounts)

At December 31:	Notes	2015	2014
Assets
Current assets
Cash and cash equivalents		$7,686	$8,476
Marketable securities	D	508	0
Notes and accounts receivable—trade (net of allowances of $367 in 2015 and $336 in 2014)		8,333	9,090
Short-term financing receivables (net of allowances of $490 in 2015 and $452 in 2014)	F	19,020	19,835
Other accounts receivable (net of allowances of $51 in 2015 and $40 in 2014)		1,201	2,906
Inventories	E	1,551	2,103
Prepaid expenses and other current assets		4,205	4,967
Total current assets		42,504	47,377	*
Property, plant and equipment	G	29,342	39,034
Less: Accumulated depreciation	G	18,615	28,263
Property, plant and equipment—net	G	10,727	10,771
Long-term financing receivables (net of allowances of $118 in 2015 and $126 in 2014)	F	10,013	11,109
Prepaid pension assets	S	1,734	2,160
Deferred taxes	N	4,822	6,675	*
Goodwill	I	32,021	30,556
Intangible assets—net	I	3,487	3,104
Investments and sundry assets	H	5,187	5,520	**
Total assets		$110,495	$117,271	* **
Liabilities and equity
Current liabilities
Taxes	N	$2,847	$5,084
Short-term debt	D&J	6,461	5,731	**
Accounts payable		6,028	6,864
Compensation and benefits		3,560	4,031
Deferred income		11,021	11,877
Other accrued expenses and liabilities		4,353	5,994	*
Total current liabilities		34,269	39,581	* **
Long-term debt	D&J	33,428	34,991	**
Retirement and nonpension postretirement benefit obligations	S	16,504	18,261
Deferred income		3,771	3,691
Other liabilities	K	8,099	8,733	*
Total liabilities		96,071	105,257	* **
Contingencies and commitments	M
Equity	L
IBM stockholders’ equity
Common stock, par value $.20 per share, and additional paid-in capital		53,262	52,666
Shares authorized: 4,687,500,000
Shares issued (2015—2,221,223,449; 2014—2,215,209,574)
Retained earnings		146,124	137,793
Treasury stock, at cost (shares: 2015—1,255,494,724; 2014—1,224,685,815)		(155,518)	(150,715)
Accumulated other comprehensive income/(loss)		(29,607)	(27,875)
Total IBM stockholders’ equity		14,262	11,868
Noncontrolling interests	A	162	146
Total equity		14,424	12,014
Total liabilities and equity		$110,495	$117,271	* **

Amounts may not add due to rounding.

* Reclassified to reflect adoption of the FASB guidance on deferred taxes in consolidated financial statements. Refer to note B, “Accounting Changes,” for additional information.

** Reclassified to reflect adoption of the FASB guidance on debt issuance costs in consolidated financial statements. Refer to note B, “Accounting Changes,” for additional information.

The accompanying notes on pages 82 through 146 are an integral part of the financial statements.

Consolidated Statement of Cash Flows

International Business Machines Corporation and Subsidiary Companies

($ in millions)

For the year ended December 31:	2015	2014	2013
Cash flows from operating activities
Net income	$13,190	$12,022	$16,483
Adjustments to reconcile net income to cash provided by operating activities
Depreciation	2,662	3,145	3,327
Amortization of intangibles	1,193	1,347	1,351
Stock-based compensation	468	512	614
Deferred taxes	1,387	(237)	(1,610)
Net (gain)/loss on asset sales and other	481	(1,535)	(236)
Loss on microelectronics business disposal	71	3,381	—
Change in operating assets and liabilities, net of acquisitions/divestitures
Receivables (including financing receivables)	812	1,270	(1,407)
Retirement related	(22)	(655)	294
Inventories	133	(39)	(57)
Other assets/other liabilities	(3,448)	(1,886)	(747)
Accounts payable	81	(456)	(529)
Net cash provided by operating activities	17,008	16,868	17,485
Cash flows from investing activities
Payments for property, plant and equipment	(3,579)	(3,740)	(3,623)
Proceeds from disposition of property, plant and equipment	370	404	372
Investment in software	(572)	(443)	(517)
Purchases of marketable securities and other investments	(3,073)	(2,338)	(4,608)
Proceeds from disposition of marketable securities and other investments	2,842	2,493	4,873
Non-operating finance receivables—net	(398)	(1,078)	(1,063)
Acquisition of businesses, net of cash acquired	(3,349)	(656)	(3,056)
Divestiture of businesses, net of cash transferred	(401)	2,357	297
Net cash used in investing activities	(8,159)	(3,001)	(7,326)
Cash flows from financing activities
Proceeds from new debt	5,540	8,180	16,353
Payments to settle debt	(5,622)	(4,644)	(10,013)
Short-term borrowings/(repayments) less than 90 days—net	101	(1,753)	621
Common stock repurchases	(4,609)	(13,679)	(13,859)
Common stock transactions—other	322	709	1,074
Cash dividends paid	(4,897)	(4,265)	(4,058)
Net cash used in financing activities	(9,166)	(15,452)	(9,883)
Effect of exchange rate changes on cash and cash equivalents	(473)	(655)	28
Net change in cash and cash equivalents	(790)	(2,240)	304
Cash and cash equivalents at January 1	8,476	10,716	10,412
Cash and cash equivalents at December 31	$7,686	$8,476	$10,716
Supplemental data
Income taxes paid—net of refunds received	$2,657	$5,748	$4,024
Interest paid on debt	$995	$1,061	$982
Capital lease obligations	$4	$2	$14

Amounts may not add due to rounding.

The accompanying notes on pages 82 through 146 are an integral part of the financial statements.

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

The accompanying notes on pages 82 through 146 are an integral part of the financial statements.

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

Amounts may not add due to rounding.

The accompanying notes on pages 82 through 146 are an integral part of the financial statements.

Consolidated Statement of Changes in Equity

International Business Machines Corporation and Subsidiary Companies

($ in millions)

	Common			Accumulated
	Stock and			Other	Total IBM	Non-
	Additional	Retained	Treasury	Comprehensive	Stockholders’	Controlling	Total
	Paid-In Capital	Earnings	Stock	Income/(Loss)	Equity	Interests	Equity
2015
Equity, January 1, 2015	$52,666	$137,793	$(150,715)	$(27,875)	$11,868	$146	$12,014
Net income plus other comprehensive income/(loss)
Net income		13,190			13,190		13,190
Other comprehensive income/(loss)				(1,731)	(1,731)		(1,731)
Total comprehensive income/(loss)					$11,459		$11,459
Cash dividends paid—common stock		(4,897)			(4,897)		(4,897)
Common stock issued under employee plans (6,013,875 shares)	606				606		606
Purchases (1,625,820 shares) and sales (1,155,558 shares) of treasury stock under employee plans—net		39	(102)		(63)		(63)
Other treasury shares purchased, not retired (30,338,647 shares)			(4,701)		(4,701)		(4,701)
Changes in other equity	(10)				(10)		(10)
Changes in noncontrolling interests						16	16
Equity, December 31, 2015	$53,262	$146,124	$(155,518)	$(29,607)	$14,262	$162	$14,424

Amounts may not add due to rounding.

The accompanying notes on pages 82 through 146 are an integral part of the financial statements.

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

On October 20, 2014, the company announced a definitive agreement to divest its Microelectronics business and manufacturing operations to GLOBALFOUNDRIES. The assets and liabilities of the Microelectronics business were reported as held for sale at December 31, 2014 and the operating results of the Microelectronics business have been reported as discontinued operations. The transaction closed on July 1, 2015. Prior periods have been reclassified to conform to this presentation to allow for a meaningful comparison of continuing operations. Refer to note C, “Acquisitions/Divestitures,” for additional information on the transaction. In addition, in 2015, the company renamed its Systems & Technology segment to Systems Hardware and its System z brand to z Systems.

Noncontrolling interest amounts of $8 million, $6 million and $7 million, net of tax, for the years ended December 31, 2015, 2014 and 2013, respectively, are included in the Consolidated Statement of Earnings within the other (income) and expense line item.

Principles of Consolidation

The Consolidated Financial Statements include the accounts of IBM and its controlled subsidiaries, which are primarily majority owned. Any noncontrolling interest in the equity of a subsidiary is reported in Equity in the Consolidated Statement of Financial Position. Net income and losses attributable to the noncontrolling interest is reported as described above in the Consolidated Statement of Earnings. The accounts of variable interest entities (VIEs) are included in the Consolidated Financial Statements, if required. Investments in business entities in which the company does not have control, but has the ability to exercise significant influence over operating and financial policies, are accounted for using the equity method and the company’s proportionate share of income or loss is recorded in other (income) and expense. The accounting policy for other investments in equity securities is on page 90 within “Marketable Securities.” Equity investments in non-publicly traded entities are primarily accounted for using the cost method. All intercompany transactions and accounts have been eliminated in consolidation.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts of assets, liabilities, revenue, costs, expenses and other comprehensive income/(loss) (OCI) that are reported in the Consolidated Financial Statements and accompanying disclosures. These estimates are based on management’s best knowledge of current events, historical experience, actions that the company may undertake in the future and on various other assumptions that are believed to be reasonable under the circumstances. As a result, actual results may be different from these estimates. See “Critical Accounting Estimates” on pages 64 to 67 for a discussion of the company’s critical accounting estimates.

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

Revenue from the company’s cloud, analytics, mobile, security, and cognitive offerings follow the specific revenue recognition policies for multiple deliverable arrangements and for each major category of revenue depending on the type of offering which can be comprised of services, hardware and/or software.

Services

The company’s primary services offerings include information technology (IT) datacenter and business process outsourcing, application management services, consulting and systems integration, technology infrastructure and system maintenance, hosting and the design and development of complex IT systems to a client’s specifications (design and build). Many of these services can be delivered entirely or partially through the cloud. These services are provided on a time-and-material basis, as a fixed-price contract or as a fixed-price per measure of output contract and the contract terms range from less than one year to over 10 years.

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

In some services contracts, the company bills the client prior to recognizing revenue from performing the services. Deferred income of $6,039 million and $6,352 million at December 31, 2015 and 2014, respectively, is included in the Consolidated Statement of Financial Position. In other services contracts, the company performs the services prior to billing the client. Unbilled accounts receivable of $1,630 million and $1,833 million at December 31, 2015 and 2014, respectively, is included in notes and accounts receivable-trade in the Consolidated Statement of Financial Position.

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

The company’s multiple-deliverable arrangements may have a stand-alone software deliverable that is subject to the existing software revenue recognition guidance. The revenue for these multiple-deliverable arrangements is allocated to the software deliverable and the non-software deliverables based on the relative selling prices of all of the deliverables in the arrangement using the hierarchy: VSOE, third-party evidence (TPE) or best estimate of selling price (BESP). In circumstances where the company cannot determine VSOE or TPE of the selling price for all of the deliverables in the arrangement, including the software deliverable, BESP is used for the purpose of performing this allocation.

Notes to Consolidated Financial Statements

International Business Machines Corporation and Subsidiary Companies

Financing

Financing income attributable to sales-type leases, direct financing leases and loans is recognized on the accrual basis using the effective interest method. Operating lease income is recognized on a straight-line basis over the term of the lease.

Best Estimate of Selling Price

In certain instances, the company is not able to establish VSOE for all elements in a multiple-deliverable arrangement. When VSOE cannot be established, the company attempts to establish the selling price of each element based on TPE. TPE is determined based on competitor prices for similar deliverables when sold separately.

When the company is unable to establish selling price using VSOE or TPE, the company uses BESP in its allocation of arrangement consideration. The objective of BESP is to determine the price at which the company would transact a sale if the product or service were sold on a stand-alone basis. BESP may be used, for example, if a product is not sold on a stand-alone basis or when the company sells a new product, for which VSOE and TPE does not yet exist, in a multiple-deliverable arrangement prior to selling the new product on a stand-alone basis.

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

Deferred services transition and setup costs were $2,144 million and $2,230 million at December 31, 2015 and 2014, respectively. Amortization of deferred services transition and setup costs was estimated at December 31, 2015 to be $653 million in 2016, $522 million in 2017, $366 million in 2018, $254 million in 2019 and $349 million thereafter.

Deferred amounts paid to clients in excess of the fair value of acquired assets used in outsourcing arrangements were $184 million and $64 million at December 31, 2015 and 2014, respectively. Amortization of deferred amounts paid to clients in excess of the fair value of acquired assets is recorded as an offset of revenue and was estimated at December 31, 2015 to be $53 million in 2016, $41 million in 2017, $39 million in 2018, $21 million in 2019 and $30 million thereafter. In situations in which an outsourcing contract is terminated, the terms of the contract may require the client to reimburse the company for the recovery of unbilled accounts receivable, unamortized deferred costs incurred to purchase specific assets utilized in the delivery of services and to pay any additional costs incurred by the company to transition the services.

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

Revenue from extended warranty contracts is initially recorded as deferred income and subsequently recognized on a straight-line basis over the delivery period. Changes in deferred income for extended warranty contracts, and in the warranty liability for standard warranties, which are included in other accrued expenses and liabilities and other liabilities in the Consolidated Statement of Financial Position, are presented in the following tables:

Standard Warranty Liability

($ in millions)

	2015	2014
Balance at January 1	$197	$376
Current period accruals	173	240
Accrual adjustments to reflect experience*	7	(120)
Charges incurred	(196)	(298)
Balance at December 31	$181	$197

* Includes an adjustment of $(125 million) in 2014 related to the System x business divestiture.

Extended Warranty Liability (Deferred Income)

($ in millions)

	2015	2014
Balance at January 1	$536	$579
Revenue deferred for new extended warranty contracts	286	298
Amortization of deferred revenue*	(253)	(316)
Other**	(31)	(24)
Balance at December 31	$538	$536
Current portion	$238	$254
Noncurrent portion	$300	$282

* Includes an adjustment of $(21 million) in 2014 related to the System x business divestiture.

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

Advertising and Promotional Expense

The company expenses advertising and promotional costs as incurred. Cooperative advertising reimbursements from vendors are recorded net of advertising and promotional expense in the period in which the related advertising and promotional expense is incurred. Advertising and promotional expense, which includes media, agency and promotional expense, was $1,290 million, $1,307 million and $1,294 million in 2015, 2014 and 2013, respectively, and is recorded in SG&A expense in the Consolidated Statement of Earnings.

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

Stock-Based Compensation

Stock-based compensation represents the cost related to stock-based awards granted to employees. The company measures stock-based compensation cost at the grant date, based on the estimated fair value of the award and recognizes the cost on a straight-line basis (net of estimated forfeitures) over the employee requisite service period. The company grants its employees Restricted Stock Units (RSUs), including Retention Restricted Stock Units (RRSUs) and Performance Share Units (PSUs). RSUs are stock awards granted to employees that entitle the holder to shares of common stock as the award vests, typically over a one- to five-year period. The fair value of the awards is determined and fixed on the grant date based on the company’s stock price, adjusted for the exclusion of dividend equivalents. The company estimates the fair value of stock options using a Black-Scholes valuation model. Stock-based compensation cost is recorded in Cost, SG&A, and RD&E in the Consolidated Statement of Earnings based on the employees’ respective functions.

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

Derivatives that are not designated as hedges, as well as changes in the fair value of derivatives that do not effectively offset changes in the fair value of the underlying hedged item throughout the designated hedge period (collectively, “ineffectiveness”), are recorded in net income for each period and are primarily reported in other (income) and expense. When a cash flow hedging relationship is discontinued, the net gain or loss in AOCI must generally remain in AOCI until the item that was hedged affects earnings. However, when it is probable that a forecasted transaction will not occur by the end of the originally specified time period or within an additional two-month period thereafter, the net gain or loss in AOCI must be reclassified into earnings immediately.

The company reports cash flows arising from derivative financial instruments designated as fair value or cash flow hedges consistent with the classification of cash flows from the underlying hedged items that these derivatives are hedging. Accordingly, the cash flows associated with derivatives designated as fair value or cash flow hedges are classified in cash flows from operating activities in the Consolidated Statement of Cash Flows. Cash flows from derivatives designated as net investment hedges and derivatives that do not qualify as hedges are reported in cash flows from investing activities in the Consolidated Statement of Cash Flows. For currency swaps designated as hedges of foreign

Notes to Consolidated Financial Statements

International Business Machines Corporation and Subsidiary Companies

currency denominated debt (included in the company’s debt risk management program as addressed in note D, “Financial Instruments,” on pages 101 through 105), cash flows directly associated with the settlement of the principal element of these swaps are reported in payments to settle debt in cash flows from financing activities in the Consolidated Statement of Cash Flows.

Financial Instruments

In determining the fair value of its financial instruments, the company uses a variety of methods and assumptions that are based on market conditions and risks existing at each balance sheet date. See note D, “Financial Instruments,” on pages 100 to 101 for further information. All methods of assessing fair value result in a general approximation of value, and such value may never actually be realized.

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

Notes to Consolidated Financial Statements

International Business Machines Corporation and Subsidiary Companies

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

Earnings Per Share of Common Stock

Earnings per share (EPS) is computed using the two-class method. The two-class method determines EPS for each class of common stock and participating securities according to dividends and dividend equivalents and their respective participation rights in undistributed earnings. Basic EPS of common stock is computed by dividing net income by the weighted-average number of common shares outstanding for the period. Diluted EPS of common stock is computed on the basis of the weighted-average number of shares of common stock plus the effect of dilutive potential common shares outstanding during the period using the treasury stock method. Dilutive potential common shares include outstanding stock awards, convertible notes and stock options.

NOTE B.

ACCOUNTING CHANGES

New Standards to be Implemented

In January 2016, the Financial Accounting Standards Board (FASB) issued guidance which addresses aspects of recognition, measurement, presentation and disclosure of financial instruments. Certain equity investments will be measured at fair value with changes recognized in net income. The amendment also simplifies the impairment test of equity investments that lack readily determinable fair value. The guidance is effective January 1, 2018 and early adoption is not permitted except for limited provisions. The guidance is not expected to have a material impact in the consolidated financial results.

In September 2015, the FASB issued guidance eliminating the requirement that an acquirer in a business combination account for a measurement-period adjustment retrospectively. Instead, an acquirer will recognize a measurement-period adjustment during the period in which the amount of the adjustment is determined. In addition, the portion of the amount recorded in current-period earnings by line item that would have been recorded in previous reporting periods if the adjustment to the provisional amounts had been recognized as of the acquisition date should be presented separately on the face of the income statement or disclosed in the notes. The guidance was effective January 1, 2016 on a prospective basis. The guidance is not expected to have a material impact in the consolidated financial results.

In July 2015, the FASB issued guidance which requires all inventories, except those using the last-in, first-out or retail methods, to be measured at the lower of cost and net realizable value. Net realizable value is the estimated selling price in the ordinary course of business, less reasonably predictable cost of completion, disposal, and transportation. The guidance is effective January 1, 2017 with early adoption permitted. The guidance is not expected to have a material impact in the consolidated financial results.

In May 2015, the FASB issued guidance which removed the requirement to categorize within the fair value hierarchy all investments for which fair value is measured using the net asset value per share practical expedient. The amendments also removed the requirement to make certain disclosures for all investments that are eligible to be measured at fair value using the net asset value per share practical expedient. Rather, those disclosures are limited to investments for which the entity has elected to measure the fair value using that practical expedient. The guidance was effective January 1, 2016. The guidance was a change in disclosure only and will not have an impact in the consolidated financial results.

In April 2015, the FASB issued guidance about whether a cloud computing arrangement includes a software license. If a cloud computing arrangement includes a software license, then the customer should account for the software license element of the arrangement consistent with the acquisition of other software licenses. If a cloud computing arrangement does not include a software license, the customer should account for the arrangement as a services contract. All software licenses recognized under this guidance will be accounted for consistent with other licenses of intangible assets. The guidance was effective January 1, 2016 and the company will adopt it on a prospective basis. The guidance is not expected to have a material impact in the consolidated financial results.

Notes to Consolidated Financial Statements

International Business Machines Corporation and Subsidiary Companies

In May 2014, the FASB issued guidance on the recognition of revenue from contracts with customers. Revenue recognition will depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance also requires disclosures regarding the nature, amount, timing and uncertainty of revenue and cash flows arising from contracts with customers. The guidance permits two methods of adoption: retrospectively to each prior reporting period presented, or retrospectively with the cumulative effect of initially applying the guidance recognized at the date of initial application (the cumulative catch-up transition method). The guidance was initially effective January 1, 2017 and early adoption was not permitted. In August 2015, the FASB issued guidance which provides for a one-year deferral of the effective date to January 1, 2018, with an option of applying the standard on the original effective date. The company will adopt the guidance on January 1, 2018 and apply the cumulative catch-up transition method. The company is continuing to evaluate the impact of the new guidance in the consolidated financial results.

Standards Implemented

In November 2015, the FASB issued guidance which requires deferred tax liabilities and assets be classified as noncurrent in the statement of financial position. The guidance was effective January 1, 2016 with early adoption permitted. The company adopted the guidance in the fourth quarter of 2015 on a retrospective basis. The company reclassified current deferred tax assets of $2.0 billion at December 31, 2014 to deferred tax assets and current deferred tax liabilities of $19 million at December 31, 2014 to other liabilities from other accrued expenses and liabilities in the Consolidated Statement of Financial Position. In order to offset deferred tax assets and liabilities for presentation as a single noncurrent amount by tax jurisdiction, the company also reclassified $178 million at December 31, 2014 from deferred tax assets to other liabilities in the Consolidated Statement of Financial Position.

In April 2015, the FASB issued guidance which requires debt issuance costs related to a recognized debt liability to be presented in the balance sheet as a direct deduction from the carrying amount of that debt liability, consistent with debt discounts. The guidance was effective January 1, 2016 with early adoption permitted. The company adopted the guidance in the fourth quarter of 2015 on a retrospective basis. At December 31, 2015 and 2014, the company had $74 million and $83 million, respectively, in debt issuance costs. Debt issuance costs were previously included in investments and sundry assets in the Consolidated Statement of Financial Position.

In April 2014, the FASB issued guidance that changed the criteria for reporting a discontinued operation. Only disposals of a component that represents a strategic shift that has (or will have) a major effect on an entity’s operations and financial results is a discontinued operation. The guidance also requires expanded disclosures about discontinued operations and disposals of a significant part of an entity that does not qualify for discontinued operations reporting. The guidance was effective January 1, 2015. The impact to the company will be dependent on any transaction that is within the scope of the new guidance. There were no such transactions in 2015.

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

2015

In 2015, the company completed fourteen acquisitions at an aggregate cost of $3,555 million.

Merge Healthcare, Inc. (Merge)—On October 13, 2015, the company completed the acquisition of 100 percent of Merge, a publicly held company, for cash consideration of $1,036 million. Merge is a leading provider of medical image handling and processing, interoperability and clinical systems designed to advance healthcare quality and efficiency. Merge joined the company’s Watson Health business unit, bolstering clients’ ability to analyze and

Notes to Consolidated Financial Statements

International Business Machines Corporation and Subsidiary Companies

cross-reference medical images against billions of data points already in the Watson Health Cloud. Goodwill of $695 million has been assigned to the Software segment. At the acquisition date, it was expected that none of the goodwill would be deductible for tax purposes. The overall weighted-average useful life of the identified intangible assets acquired is 7.0 years.

Cleversafe, Inc. (Cleversafe)—On November 6, 2015, the company completed the acquisition of 100 percent of Cleversafe, a privately held company, for cash consideration of $1,309 millon. Cleversafe is a leading developer and manufacturer of object-based storage software and appliances. Cleversafe will be integrated into the company’s Cloud business to give clients strategic data flexibility, simplified management and consistency with on-premise, cloud and hybrid cloud deployment options. Goodwill of $1,000 million has been assigned to the Global Technology Services ($590 million) and Systems Hardware ($410 million) segments. At the acquisition date, it was expected that none of the goodwill would be deductible for tax purposes. The overall weighted-average useful life of the identified intangible assets acquired is 6.9 years.

Other Acquisitions—The Software segment completed acquisitions of eight privately held businesses: in the first quarter, AlchemyAPI, Inc. (AlchemyAPI) and Blekko, Inc. (Blekko); in the second quarter, Explorys, Inc. (Explorys) and Phytel, Inc. (Phytel); in the third quarter, Compose, Inc. (Compose) and StrongLoop, Inc. (StrongLoop); and in the fourth quarter, Clearleap, Inc. (Clearleap) and IRIS Analytics. Global Technology Services (GTS) completed acquisitions of two privately held businesses: in the second quarter, Blue Box Group, Inc. (Blue Box); and in the fourth quarter, Gravitant, Inc. (Gravitant). Global Business Services (GBS) completed acquisitions of two privately held businesses in the fourth quarter, Advanced Application Corporation (AAC) and Meteorix, LLC. (Meteorix).

Each acquisition is expected to enhance the company’s portfolio of product and services capabilities. AlchemyAPI is a leading provider of scalable cognitive computing application program interface services and computing applications. Blekko technology provides advanced Web-crawling, categorization and intelligent filtering. Explorys provides secure cloud-based solutions for clinical integration, at-risk population management, cost of care measurement and pay-for-performance. Phytel is a leading provider of SaaS-based population health management offerings that help providers identify patients at risk for care gaps and engage the patient to begin appropriate preventative care. Blue Box provides hosted, managed, OpenStack-based production-grade private clouds for the enterprise and service provider markets. Compose offers auto-scaling, production-ready databases to help software development teams deploy data services efficiently. StrongLoop is a leading provider of application development software that enables software developers to build applications using application programming interfaces. AAC engages in system integration application development, software support and services. AAC was an affiliate of JBCC Holdings Inc. and IBM Japan Ltd. The company acquired all the shares of AAC which became a wholly owned subsidiary as of October 1, 2015. Gravitant develops cloud-based software to enable organizations to easily plan, buy and manage, or “broker,” software and computing services from multiple suppliers across hybrid clouds. Meteorix offers consulting, deployment, integration and on-going post production services for Workday Financial Management and Human Capital Management applications. Clearleap is a provider of cloud-based video services. IRIS Analytics provides technology and consultancy services to the payments industry to detect electronic payment fraud.

All acquisitions were for 100 percent of the acquired companies with the exception of the AAC acquisition.

The following table reflects the purchase price related to these acquisitions and the resulting purchase price allocations as of December 31, 2015.

2015 Acquisitions

($ in millions)

	Amortization			Other
	Life (in Years)	Merge	Cleversafe	Acquisitions
Current assets		$94	$23	$60
Fixed assets/noncurrent assets		128	63	82
Intangible assets
Goodwill	N/A	695	1,000	895
Completed technology	5—7	133	364	163
Client relationships	5—7	145	23	95
Patents/trademarks	2—7	54	11	23
Total assets acquired		1,248	1,484	1,318
Current liabilities		(73)	(15)	(34)
Noncurrent liabilities		(139)	(160)	(73)
Total liabilities assumed		(212)	(175)	(107)
Total purchase price		$1,036	$1,309	$1,210

N/A—Not applicable

Notes to Consolidated Financial Statements

International Business Machines Corporation and Subsidiary Companies

The acquisitions were accounted for as business combinations using the acquisition method, and accordingly, the identifiable assets acquired, the liabilities assumed, and any noncontrolling interest in the acquired entity were recorded at their estimated fair values at the date of acquisition. The primary items that generated the goodwill are the value of the synergies between the acquired businesses and IBM and the acquired assembled workforce, neither of which qualify as an amortizable intangible asset.

For the “Other Acquisitions,” the overall weighted-average life of the identified intangible assets acquired is 6.4 years. These identified intangible assets will be amortized on a straight-line basis over their useful lives. Goodwill of $717 million was assigned to the Software segment, $104 million was assigned to the GTS segment, and $74 million was assigned to the GBS segment. It is expected that 7 percent of the goodwill will be deductible for tax purposes.

On December 17, 2015, the company announced that it had entered into a definitive agreement with AT&T to acquire their application and hosting services business. The acquisition is expected to strengthen IBM’s outsourcing portfolio and will align with IBM’s cloud strategy.

On January 21, 2016, the company announced that it had acquired Ustream, Inc. (Ustream), a privately held company based in San Francisco, California. Ustream provides cloud-based video streaming to enterprises and broadcasters.

On January 29, 2016, the company announced that it had acquired The Weather Company’s B2B, mobile and cloud-based web-properties, weather.com, Weather Underground, The Weather Company brand and WSI, its global business-to-business brand for cash consideration of approximately $2 billion. The cable television segment was not acquired by IBM, but will license weather forecast data and analytics from IBM under a long-term contract.

On February 2, 2016, the company announced its intent to acquire Aperto, a digital agency with headquarters in Berlin, Germany. Aperto will join the IBM Interactive Experience (IBM iX) team. IBM iX provides clients a unique fusion of services spanning strategy, analytics and systems integration for scalable digital, commerce, mobile and wearable platforms. The transaction is expected to close in the first quarter of 2016.

On February 3, 2016, the company announced its intent to acquire ecx.io, a digital agency headquartered in Dusseldorf, Germany. The proposed acquisition of ecx.io will enhance IBM iX with new digital marketing, commerce and platform skills to accelerate clients’ digital transformations. The transaction is expected to close in the first quarter of 2016.

On February 18, 2016, the company announced that it had acquired Resource/Ammirati, a leading U.S. based digital marketing and creative agency, addressing the rising demand from businesses seeking to reinvent themselves for the digital economy.

On February 18, 2016, the company announced its intent to acquire Truven Health Analytics (Truven), a leading provider of healthcare analytics solutions, for estimated cash consideration of $2.6 billion. Truven has developed proprietary analytic methods and assembled analytic content assets, creating extensive national healthcare utilization, performance, quality, and cost data. The transaction is expected to close in the first quarter of 2016.

At the date of issuance of the financial statements, the initial purchase accounting for the Ustream, The Weather Company and Resource/Ammirati transactions was not complete.

2014

In 2014, the company completed six acquisitions at an aggregate cost of $608 million.

The Software segment completed acquisitions of five privately held companies: in the first quarter, Aspera, Inc. (Aspera) and Cloudant, Inc. (Cloudant); in the second quarter, Silverpop Systems, Inc. (Silverpop) and Cognea Group Pty LTD (Cognea); and in the third quarter, CrossIdeas Srl (CrossIdeas). Global Technology Services completed one acquisition in the third quarter, Lighthouse Security Group, LLC (Lighthouse), a privately held company.

Aspera’s technology helps make cloud computing faster, more predictable and more cost effective for big data transfers such as enterprise storage, sharing virtual images or accessing the cloud for increased computing capacity. Cloudant extends the company’s mobile and cloud platform by enabling developers to easily and quickly create next-generation mobile and web-based applications. Silverpop is a provider of cloud-based capabilities that deliver personalized customer engagements in highly scalable environments. Cognea offers personalized artificial intelligence capabilities designed to serve as an intuitive interface between human users and data-driven information. CrossIdeas delivers next generation identity and access governance capabilities to help mitigate access risks and segregation of duty violations. Lighthouse is a provider of cloud-enabled managed identity and access management solutions.

The following table reflects the purchase price related to these acquisitions and the resulting purchase price allocations as of December 31, 2014.

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

N/A—Not applicable

Notes to Consolidated Financial Statements

International Business Machines Corporation and Subsidiary Companies

The overall weighted-average life of the identified amortizable intangible assets acquired is 6.8 years. These identified intangible assets will be amortized on a straight-line basis over their useful lives. Goodwill of $442 million was assigned to the Software ($430 million) and GTS ($11 million) segments. It was expected that approximately 1 percent of the goodwill will be deductible for tax purposes. All acquisitions were for 100 percent of the acquired companies.

2013

In 2013, the company completed 10 acquisitions at an aggregate cost of $3,219 million.

SoftLayer Technologies, Inc. (SoftLayer)—On July 3, 2013, the company completed the acquisition of 100 percent of the privately held company, SoftLayer, a cloud computing infrastructure provider based in Dallas, Texas for cash consideration of $1,977 million. SoftLayer joined the company’s Cloud business unit, which combined SoftLayer with IBM SmartCloud into a global platform. Goodwill of $1,285 million was assigned to the Global Technology Services ($1,246 million) and Software ($39 million) segments. At the acquisition date, it was expected that none of the goodwill would be deductible for tax purposes. The overall weighted-average useful life of the identified intangible assets acquired is 7.0 years.

Other Acquisitions—The Software segment completed acquisitions of eight privately held companies: in the first quarter, StoredIQ Inc. (StoredIQ) and Star Analytics, Inc. (Star Analytics); in the second quarter, UrbanCode Inc. (UrbanCode); in the third quarter, Trusteer, Ltd. (Trusteer) and Daeja Image Systems, Ltd. (Daeja); and in the fourth quarter, Xtify, Inc. (Xtify), The Now Factory and Fiberlink Communications (Fiberlink). Systems Hardware completed one acquisition in the third quarter, CSL International (CSL), a privately held company. All acquisitions in 2013 were for 100 percent of the acquired companies.

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

N/A—Not applicable

Notes to Consolidated Financial Statements

International Business Machines Corporation and Subsidiary Companies

For the “Other Acquisitions,” the overall weighted-average life of the identified amortizable intangible assets acquired is 6.6 years. These identified intangible assets will be amortized on a straight-line basis over their useful lives. Goodwill of $961 million was assigned to the Software ($948 million) and Systems Hardware ($13 million) segments. At the acquisition dates, it was expected that approximately 2 percent of the goodwill would be deductible for tax purposes.

Divestitures

Microelectronics—On October 20, 2014, IBM and GLOBALFOUNDRIES announced a definitive agreement in which GLOBALFOUNDRIES would acquire the company’s Microelectronics business, including existing semiconductor manufacturing assets and operations in East Fishkill, NY and Essex Junction, VT. The commercial OEM business to be acquired by GLOBALFOUNDRIES included custom logic and specialty foundry, manufacturing and related operations. The transaction closed on July 1, 2015.

The transaction included a 10-year exclusive manufacturing sourcing agreement in which GLOBALFOUNDRIES will provide server processor semiconductor technology for use in IBM Systems. The agreement provides the company with capacity and market-based pricing for current semiconductor nodes in production and progression to nodes in the future for both development and production needs. As part of the transaction, the company provides GLOBALFOUNDRIES with certain transition services, including IT, supply chain, packaging and test services and lab services. The initial term for these transition services is one to three years, with GLOBALFOUNDRIES having the ability to renew.

In the third quarter of 2014, the company recorded a pre-tax charge of $4.7 billion related to the sale of the Microelectronics disposal group, which was part of the Systems Hardware reportable segment. The pre-tax charge reflected the fair value less the estimated cost of selling the disposal group including an impairment to the semiconductor long-lived assets of $2.4 billion, $1.5 billion representing the cash consideration expected to be transferred to GLOBALFOUNDRIES and $0.8 billion of other related costs. Additional pre-tax charges of $116 million were recorded during 2015 related to the disposal. The cumulative pre-tax charge was $4.8 billion as of December 31, 2015. Additional charges may be recorded in future periods.

All assets and liabilities of the business, which were held for sale at June 30, 2015, were transferred at closing. The company transferred $515 million of net cash to GLOBALFOUNDRIES in the third quarter of 2015. This amount included $750 million of cash consideration, adjusted by the amount of working capital due from GLOBALFOUNDRIES and other miscellaneous items. The remaining cash consideration will be transferred over two years.

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

Summarized financial information for discontinued operations is shown below.

($ in millions)

For the year ended December 31:	2015	2014	2013
Total revenue	$720	$1,335	$1,384
Loss from discontinued operations, before tax	(175)	(619)	(720)
Loss on disposal, before tax	(116)	(4,726)	—
Total loss from discontinued operations, before income taxes	(291)	(5,346)	(720)
Provision/(benefit) for income taxes	(117)	(1,617)	(322)
Loss from discontinued operations, net of tax	$(174)	$(3,729)	$(398)

The assets and liabilities at December 31, 2014 presented below were classified as held for sale.

($ in millions)

At December 31:	2015	2014
Assets:
Accounts receivable	$—	$245
Inventory	—	380
Property, plant & equipment, net	—	—
Other assets	—	92
Total assets	$—	$717
Liabilities:
Accounts payable	$—	$177
Deferred income	—	87
Other liabilities	—	163
Total liabilities	$—	$427

Industry Standard Server—On January 23, 2014, IBM and Lenovo Group Limited (Lenovo) announced a definitive agreement in which Lenovo would acquire the company’s industry standard server portfolio (System x) for an adjusted purchase price of $2.1 billion, consisting of approximately $1.8 billion in cash, with the balance in Lenovo common stock. The stock represented less than 5 percent equity ownership in Lenovo. The company would sell to Lenovo its System x, BladeCenter and Flex System blade servers and switches, x86-based Flex integrated systems, NeXtScale and iDataPlex servers and associated software, blade networking and maintenance operations.

Notes to Consolidated Financial Statements

International Business Machines Corporation and Subsidiary Companies

IBM and Lenovo entered into a strategic relationship which included a global OEM and reseller agreement for sales of IBM’s industry-leading entry and midrange Storwize disk storage systems, tape storage systems, General Parallel File System software, SmartCloud Entry offering, and elements of IBM’s system software, including Systems Director and Platform Computing solutions. Effective with the initial closing of the transaction, Lenovo assumed related customer service and maintenance operations. IBM will continue to provide maintenance delivery on Lenovo’s behalf for an extended period of time. In addition, as part of the transaction agreement, the company will provide Lenovo with certain transition services, including IT and supply chain services. The initial term for these transition services ranges from less than one year to three years. Lenovo can renew certain services for an additional year.

The initial closing was completed on October 1, 2014. A subsequent closing occurred in most other countries in which there was a large business footprint on December 31, 2014. The remaining countries closed on March 31, 2015 resulting in a pre-tax gain of $16 million in the first quarter of 2015. In the second quarter of 2015, an additional pre-tax gain of $36 million was recorded attributed to certain adjustments resolved during the quarter. An assessment of the ongoing contractual terms of the transaction resulted in the recognition of a pre-tax gain of $11 million in the fourth quarter of 2015. A total pre-tax gain of $63 million was recognized in 2015.

Overall, the company expects to recognize a total pre-tax gain on the sale of approximately $1.6 billion, which does not include associated costs related to transition and performance-based costs. Net of these charges, the pre-tax gain is approximately $1.2 billion, of which $1.1 billion was recorded in the fourth quarter of 2014. The balance of the gain is expected to be recognized in 2019 upon conclusion of the maintenance agreement.

Customer Care—On September 10, 2013, IBM and SYNNEX announced a definitive agreement in which SYNNEX would acquire the company’s worldwide customer care business process outsourcing services business for $501 million, consisting of approximately $430 million in cash, net of balance sheet adjustments, and $71 million in SYNNEX common stock, which represented less than 5 percent equity ownership in SYNNEX. As part of the transaction, SYNNEX entered into a multi-year agreement with the company, and Concentrix, SYNNEX’s outsourcing business, became an IBM strategic business partner for global customer care business process outsourcing services.

The initial closing was completed on January 31, 2014, with subsequent closings occurring in 2014. For the full year of 2014, the company recorded a pre-tax gain of $202 million related to this transaction.

In the second quarter of 2015, resolution of the final balance sheet adjustments was concluded. An assessment of the ongoing contractual terms of the transaction resulted in the recognition of a pre-tax gain of $7 million in 2015. Through December 31, 2015, the cumulative pre-tax gain attributed to this transaction was $209 million.

Retail Store Solutions—On April 17, 2012, the company announced that it had signed a definitive agreement with Toshiba TEC for the sale of its Retail Store Solutions business. As part of the transaction, the company agreed to transfer the maintenance business to Toshiba TEC within three years of the original closing of the transaction.

The company completed the final phase of the transfer of the maintenance workforce to Toshiba in the second quarter of 2015. The parts and inventory transfer to Toshiba will commence in 2018. An assessment of the ongoing contractual terms of the transaction resulted in the recognition of a pre-tax gain of $8 million in 2015.

Overall, the company has recognized a cumulative total pre-tax gain on the sale of $519 million.

Others—In addition to those above, the company completed the following divestitures:

2015—In the fourth quarter of 2015, the company completed the divestiture of its Kenexa Compensation Portfolio business to SCMC Acquisition, LLC. and the divestiture of the Rational System Architect and SPSS Data Collections suite of products to UNICOM. In the second quarter of 2015, the company completed the divestiture of its Travel & Transportation kiosk business to Embross North America Ltd., and the divestiture of its Telecom Expense Management product to Tangoe, Inc. In the first quarter of 2015, the company completed the divestiture of the Algorithmics Collateral Management suite of products to SmartStream, Inc. and the divestiture of the Commerce ILOG Supply Chain Optimization Tools suite of products to Llamasoft, Inc.

All of the above transactions closed in 2015 and the financial terms related to these transactions were not material. Overall, the company recorded a pre-tax gain of $81 million related to these transactions in 2015.

2014—In the second quarter of 2014, the company completed the divestitures of its solidDB suite of products to UNICOM Systems, Inc. and its Human Capital Management business line in France to Sopra Group. In the third quarter of 2014, the company completed the divestiture of its Cognos Finance product to UNICOM Systems, Inc., its IMS Tools Suite of products to Rocket Software, Inc., its Sterling Transportation Management System to Kewill Inc., and its ILOG JViews and Elixir Visualization products to Rogue Wave Software, Inc. In the fourth quarter of 2014, the company completed the divestiture of its Focal Point and PurifyPlus product suite to UNICOM Systems, Inc.

All of the above transactions closed in 2014 and the financial terms related to these transactions were not material. Overall, the company recorded a pre-tax gain of $132 million related to these transactions in 2014.

Notes to Consolidated Financial Statements

International Business Machines Corporation and Subsidiary Companies

2013—In the first quarter of 2013, the company completed the divestiture of its Showcase Reporting product set to Help/Systems. In the fourth quarter of 2013, the company completed two divestitures, the Applicazioni Contabili Gestionali (ACG) business to TeamSystem and the Cognos Application Development Tools (ADT) business to UNICOM Systems, Inc.

Financial terms of these transactions did not have a material impact in the consolidated financial results.

NOTE D.

FINANCIAL INSTRUMENTS

Fair Value Measurements

Financial Assets and Liabilities Measured at Fair Value on a Recurring Basis

The following tables present the company’s financial assets and financial liabilities that are measured at fair value on a recurring basis at December 31, 2015 and 2014.

($ in millions)

At December 31, 2015:	Level 1	Level 2	Level 3	Total
Assets
Cash equivalents (1)
Time deposits and certificates of deposit	$—	$2,856	$—	$2,856
Money market funds	2,069	—	—	2,069
Other securities	—	18	—	18
Total	2,069	2,874	—	4,943	(6)
Debt securities—current (2)	—	506	—	506	(6)
Debt securities—noncurrent (3)	1	6	—	8
Trading security investments (3)	28	—	—	28
Available-for-sale equity investments (3)	192	—	—	192
Derivative assets (4)
Interest rate contracts	—	656	—	656
Foreign exchange contracts	—	332	—	332
Equity contracts	—	6	—	6
Total	—	994	—	994	(7)
Total assets	$2,290	$4,381	$—	$6,671	(7)
Liabilities
Derivative liabilities (5)
Foreign exchange contracts	$—	$164	$—	$164
Equity contracts	—	19	—	19
Interest rate contracts	—	3	—	3
Total liabilities	$—	$186	$—	$186	(7)

(1)    Included within cash and cash equivalents in the Consolidated Statement of Financial Position.

(2)    Commercial paper and certificates of deposit reported as marketable securities in the Consolidated Statement of Financial Position.

(3)    Included within investments and sundry assets in the Consolidated Statement of Financial Position.

(4)    The gross balances of derivative assets contained within prepaid expenses and other current assets, and investments and sundry assets in the Consolidated Statement of Financial Position at December 31, 2015 were $292 million and $702 million, respectively.

(5)    The gross balances of derivative liabilities contained within other accrued expenses and liabilities, and other liabilities in the Consolidated Statement of Financial Position at December 31, 2015 were $164 million and $22 million, respectively.

(6)    Available-for-sale securities with carrying values that approximate fair value.

(7)    If derivative exposures covered by a qualifying master netting agreement had been netted in the Consolidated Statement of Financial Position, the total derivative asset and liability positions would have been reduced by $139 million each.

Notes to Consolidated Financial Statements

International Business Machines Corporation and Subsidiary Companies

($ in millions)

At December 31, 2014:	Level 1	Level 2	Level 3	Total
Assets
Cash equivalents (1)
Time deposits and certificates of deposit	$—	$3,517	$—	$3,517
Commercial paper	—	764	—	764
Money market funds	662	—	—	662
U.S. government securities	—	410	—	410
Other securities	—	6	—	6
Total	662	4,697	—	5,359	(5)
Debt securities—noncurrent (2)	1	8	—	9
Trading security investments (2)	74	—	—	74
Available-for-sale equity investments (2)	243	—	—	243
Derivative assets (3)
Interest rate contracts	—	633	—	633
Foreign exchange contracts	—	775	—	775
Equity contracts	—	24	—	24
Total	—	1,432	—	1,432	(6)
Total assets	$980	$6,138	$—	$7,118	(6)
Liabilities
Derivative liabilities (4)
Foreign exchange contracts	$—	$177	$—	$177
Equity contracts	—	19	—	19
Total liabilities	$—	$196	$—	$196	(6)

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

There were no transfers between Levels 1 and 2 for the year ended December 31, 2015. During the year ended December 31, 2014, the company transferred trading security investments valued at $74 million from Level 2 to Level 1 due to the expiration of certain regulatory restrictions.

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

Loans and Long-Term Receivables

Fair values are based on discounted future cash flows using current interest rates offered for similar loans to clients with similar credit ratings for the same remaining maturities. At December 31, 2015 and 2014, the difference between the carrying amount and estimated fair value for loans and long-term receivables was immaterial. If measured at fair value in the financial statements, these financial instruments would be classified as Level 3 in the fair value hierarchy.

Long-Term Debt

Fair value of publicly traded long-term debt is based on quoted market prices for the identical liability when traded as an asset in an active market. For other long-term debt for which a quoted

Notes to Consolidated Financial Statements

International Business Machines Corporation and Subsidiary Companies

market price is not available, an expected present value technique that uses rates currently available to the company for debt with similar terms and remaining maturities is used to estimate fair value. The carrying amount of long-term debt is $33,428 million and $34,991 million and the estimated fair value is $35,220 million and $37,524 million at December 31, 2015 and 2014, respectively. If measured at fair value in the financial statements, long-term debt (including the current portion) would be classified as Level 2 in the fair value hierarchy.

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

($ in millions)

		Gross	Gross
	Adjusted	Unrealized	Unrealized	Fair
At December 31, 2015:	Cost	Gains	Losses	Value
Debt securities—noncurrent (1)	$5	$3	$—	$8
Available-for-sale equity investments (1)	$186	$6	$0	$192

(1) Included within investments and sundry assets in the Consolidated Statement of Financial Position.

($ in millions)

		Gross	Gross
	Adjusted	Unrealized	Unrealized	Fair
At December 31, 2014:	Cost	Gains	Losses	Value
Debt securities—noncurrent (1)	$7	$3	$—	$9
Available-for-sale equity investments (1)	$272	$2	$31	$243

(1) Included within investments and sundry assets in the Consolidated Statement of Financial Position.

During the fourth quarter of 2014, the company acquired equity securities in conjunction with the sale of System x business which are classified as available-for-sale securities. Based on an evaluation of available evidence as of December 31, 2015, the company recorded an other-than-temporary impairment due to the duration and extent of the decline in fair value of these securities. The impairment charge of $86 million was recorded in other (income) and expense in the Consolidated Statement of Earnings. The adjusted cost basis of these securities was $185 million as of December 31, 2015.

Sales of debt and available-for-sale equity investments during the period were as follows:

($ in millions)

For the year ended December 31:	2015	2014	2013
Proceeds	$8	$21	$41
Gross realized gains (before taxes)	1	0	13
Gross realized losses (before taxes)	1	5	5

The after-tax net unrealized gains/(losses) on available-for-sale debt and equity securities that have been included in other comprehensive income/(loss) and the after-tax net (gains)/losses reclassified from accumulated other comprehensive income/(loss) to net income were as follows:

($ in millions)

For the year ended December 31:	2015	2014
Net unrealized gains/(losses) arising during the period	$(33)	$(18)
Net unrealized (gains)/losses reclassified to net income*	53	3

*    Includes pre-tax writedowns of $86 million in 2015. There were no writedowns in 2014.

The contractual maturities of substantially all available-for-sale debt securities are less than one year at December 31, 2015.

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

The company is also a party to collateral security arrangements with most of its major derivative counterparties. These arrangements require the company to hold or post collateral (cash or U.S. Treasury securities) when the derivative fair values exceed contractually established thresholds. Posting thresholds can be fixed or can vary based on credit default swap pricing or credit ratings received from the major credit agencies. The aggregate fair value of all derivative instruments under these collateralized arrangements that were in a liability position at December 31, 2015 and 2014 was $28 million and $21 million, respectively, for which no collateral was posted at either date. Full collateralization of these agreements would be required in the event that the company’s credit rating falls below investment grade or if its credit default swap spread exceeds 250 basis points, as applicable, pursuant to the terms of the collateral security arrangements. The aggregate fair value of derivative instruments in net asset positions as of December 31, 2015 and 2014 was $994 million and $1,432 million, respectively. This amount represents the maximum exposure to loss at the reporting date as a result of the counterparties failing to perform as contracted. This exposure was reduced by $139 million and $97 million at December 31, 2015 and 2014, respectively, of liabilities included in master netting arrangements with those counterparties. Additionally, at December 31, 2015 and 2014, this exposure was reduced by $90 million and $487 million of cash collateral and $40 million and $31 million of non-cash collateral in U.S. Treasury securities, respectively, received by the company. At December 31, 2015 and 2014, the net exposure related to derivative assets recorded in the Statement of Financial Position was $726 million and $817 million, respectively. At December 31, 2015 and 2014, the net amount related to derivative liabilities recorded in the Statement of Financial Position was $47 million and $99 million, respectively.

In the Consolidated Statement of Financial Position, the company does not offset derivative assets against liabilities in master netting arrangements nor does it offset receivables or payables recognized upon payment or receipt of cash collateral against the fair values of the related derivative instruments. No amount was recognized in other receivables at December 31, 2015 and 2014 for the right to reclaim cash collateral. The amount recognized in accounts payable for the obligation to return cash collateral totaled $90 million and $487 million at December 31, 2015 and 2014, respectively. The company restricts the use of cash collateral received to rehypothecation, and therefore reports it in prepaid expenses and other current assets in the Consolidated Statement of Financial Position. No amount was rehypothecated at December 31, 2015 and 2014.

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

In its hedging programs, the company uses forward contracts, futures contracts, interest-rate swaps, cross-currency swaps and options depending upon the underlying exposure. The company is not a party to leveraged derivative instruments.

A brief description of the major hedging programs, categorized by underlying risk, follows.

Interest Rate Risk

Fixed and Variable Rate Borrowings

The company issues debt in the global capital markets, principally to fund its financing lease and loan portfolio. Access to cost-effective financing can result in interest rate mismatches with the underlying assets. To manage these mismatches and to reduce overall interest cost, the company uses interest rate swaps to convert specific fixed-rate debt issuances into variable-rate debt (i.e., fair value hedges) and to convert specific variable-rate debt issuances into fixed-rate debt (i.e., cash flow hedges). At December 31, 2015 and 2014, the total notional amount of the company’s interest rate swaps was $7.3 billion and $5.8 billion, respectively. The weighted-average remaining maturity of these instruments at December 31, 2015 and 2014 was approximately 7.2 years and 8.7 years, respectively.

Notes to Consolidated Financial Statements

International Business Machines Corporation and Subsidiary Companies

Forecasted Debt Issuance

The company is exposed to interest rate volatility on future debt issuances. To manage this risk, the company may use forward-starting interest rate swaps to lock in the rate on the interest payments related to the forecasted debt issuance. These swaps are accounted for as cash flow hedges. The company did not have any derivative instruments relating to this program outstanding at December 31, 2015 and 2014.

At December 31, 2015 and 2014, net gains of less than $1 million (before taxes), respectively, were recorded in accumulated other comprehensive income/(loss) in connection with cash flow hedges of the company’s borrowings. Within these amounts, less than $1 million of gains, respectively, are expected to be reclassified to net income within the next 12 months, providing an offsetting economic impact against the underlying transactions.

Foreign Exchange Risk

Long-Term Investments in Foreign Subsidiaries

(Net Investment)

A large portion of the company’s foreign currency denominated debt portfolio is designated as a hedge of net investment in foreign subsidiaries to reduce the volatility in stockholders’ equity caused by changes in foreign currency exchange rates in the functional currency of major foreign subsidiaries with respect to the U.S. dollar. The company also uses cross-currency swaps and foreign exchange forward contracts for this risk management purpose. At December 31, 2015 and 2014, the total notional amount of derivative instruments designated as net investment hedges was $5.5 billion and $2.2 billion, respectively. The weighted-average remaining maturity of these instruments at December 31, 2015 and 2014 was approximately 0.2 years for both periods.

Anticipated Royalties and Cost Transactions

The company’s operations generate significant nonfunctional currency, third-party vendor payments and intercompany payments for royalties and goods and services among the company’s non-U.S. subsidiaries and with the parent company. In anticipation of these foreign currency cash flows and in view of the volatility of the currency markets, the company selectively employs foreign exchange forward contracts to manage its currency risk. These forward contracts are accounted for as cash flow hedges. The maximum length of time over which the company is hedging its exposure to the variability in future cash flows is four years. At December 31, 2015 and 2014, the total notional amount of forward contracts designated as cash flow hedges of forecasted royalty and cost transactions was $8.2 billion and $9.3 billion, respectively, with a weighted-average remaining maturity of 0.7 years for both periods.

At December 31, 2015 and 2014, in connection with cash flow hedges of anticipated royalties and cost transactions, the company recorded net gains of $147 million and net gains of $602 million (before taxes), respectively, in accumulated other comprehensive income/(loss). Within these amounts $121 million of gains and $572 million of gains, respectively, are expected to be reclassified to net income within the next 12 months, providing an offsetting economic impact against the underlying anticipated transactions.

Foreign Currency Denominated Borrowings

The company is exposed to exchange rate volatility on foreign currency denominated debt. To manage this risk, the company employs cross-currency swaps to convert fixed-rate foreign currency denominated debt to fixed-rate debt denominated in the functional currency of the borrowing entity. These swaps are accounted for as cash flow hedges. The maximum length of time over which the company hedges its exposure to the variability in future cash flows is approximately seven years. At December 31, 2015 and December 31, 2014, no amounts were outstanding under this program.

At December 31, 2015 and 2014, in connection with cash flow hedges of foreign currency denominated borrowings, the company recorded net losses of $2 million (before taxes), respectively, in accumulated other comprehensive income/(loss). Within these amounts, less than $1 million of losses, respectively, are expected to be reclassified to net income within the next 12 months, providing an offsetting economic impact against the underlying exposure.

Subsidiary Cash and Foreign Currency

Asset/Liability Management

The company uses its Global Treasury Centers to manage the cash of its subsidiaries. These centers principally use currency swaps to convert cash flows in a cost-effective manner. In addition, the company uses foreign exchange forward contracts to economically hedge, on a net basis, the foreign currency exposure of a portion of the company’s nonfunctional currency assets and liabilities. The terms of these forward and swap contracts are generally less than one year. The changes in the fair values of these contracts and of the underlying hedged exposures are generally offsetting and are recorded in other (income) and expense in the Consolidated Statement of Earnings. At December 31, 2015 and 2014, the total notional amount of derivative instruments in economic hedges of foreign currency exposure was $11.7 billion and $13.1 billion, respectively.

Equity Risk Management

The company is exposed to market price changes in certain broad market indices and in the company’s own stock primarily related to certain obligations to employees. Changes in the overall value of these employee compensation obligations are recorded in SG&A expense in the Consolidated Statement of Earnings. Although not designated as accounting hedges, the company utilizes derivatives, including equity swaps and futures, to economically hedge the exposures related to its employee compensation obligations. The derivatives are linked to the total return on certain broad market indices or the total return on the company’s common stock. They are recorded at fair value with gains or losses also reported in SG&A expense in the Consolidated Statement of Earnings. At December 31, 2015 and 2014, the total notional amount of derivative instruments in economic hedges of these compensation obligations was $1.2 billion and $1.3 billion, respectively.

Notes to Consolidated Financial Statements

International Business Machines Corporation and Subsidiary Companies

Other Risks

The company may hold warrants to purchase shares of common stock in connection with various investments that are deemed derivatives because they contain net share or net cash settlement provisions. The company records the changes in the fair value of these warrants in other (income) and expense in the Consolidated Statement of Earnings. The company did not have any warrants qualifying as derivatives outstanding at December 31, 2015 and 2014.

The company is exposed to a potential loss if a client fails to pay amounts due under contractual terms. The company may utilize credit default swaps to economically hedge its credit exposures. These derivatives have terms of one year or less. The swaps are recorded at fair value with gains and losses reported in other (income) and expense in the Consolidated Statement of Earnings. The company did not have any derivative instruments relating to this program outstanding at December 31, 2015 and 2014.

The company is exposed to market volatility on certain investment securities. The company may utilize options or forwards to economically hedge its market exposure. The derivatives are recorded at fair value with gains and losses reported in other (income) and expense in the Consolidated Statement of Earnings. At December 31, 2015 and 2014, the total notional amount of derivative instruments in economic hedges of investment securities was less than $0.1 billion for both periods.

The following tables provide a quantitative summary of the derivative and non-derivative instrument-related risk management activity as of December 31, 2015 and 2014, as well as for the years ended December 31, 2015, 2014 and 2013, respectively.

Fair Values of Derivative Instruments in the Consolidated Statement of Financial Position

($ in millions)

	Fair Value of Derivative Assets			Fair Value of Derivative Liabilities
	Balance Sheet			Balance Sheet
At December 31:	Classification	2015	2014	Classification	2015	2014
Designated as hedging instruments
Interest rate contracts	Prepaid expenses and other current assets	$—	$5	Other accrued expenses and liabilities	$—	$0
	Investments and sundry assets	656	628	Other liabilities	3	—
Foreign exchange contracts	Prepaid expenses and other current assets	197	632	Other accrued expenses and liabilities	70	50
	Investments and sundry assets	5	17	Other liabilities	19	21
	Fair value of derivative assets	$858	$1,281	Fair value of derivative liabilities	$92	$72
Not designated as hedging instruments
Foreign exchange contracts	Prepaid expenses and other current assets	$90	$90	Other accrued expenses and liabilities	$75	$101
	Investments and sundry assets	40	37	Other liabilities	—	4
Equity contracts	Prepaid expenses and other current assets	6	24	Other accrued expenses and liabilities	19	14
	Investments and sundry assets	—	0	Other liabilities	—	5
	Fair value of derivative assets	$136	$151	Fair value of derivative liabilities	$94	$125
Total debt designated as hedging instruments
Short-term debt		N/A	N/A		$—	$0
Long-term debt		N/A	N/A		$7,945	$7,747	*
Total		$994	$1,432		$8,131	$7,944	*

* Reclassified to reflect adoption of the FASB guidance on debt issuance costs in consolidated financial statements. Refer to note B, “Accounting Changes,” for additional information.

N/A—Not applicable

Notes to Consolidated Financial Statements

International Business Machines Corporation and Subsidiary Companies

The Effect of Derivative Instruments in the Consolidated Statement of Earnings

($ in millions)

	Gain/(Loss) Recognized in Earnings
	Consolidated Statement of	Recognized on Derivatives(1)			Attributable to Risk Being Hedged(2)
For the year ended December 31:	Earnings Line Item	2015	2014	2013	2015	2014	2013
Derivative instruments in fair value hedges(5)
Interest rate contracts	Cost of financing	$108	$231	$(109)	$(1)	$(127)	$202
	Interest expense	94	206	(74)	(1)	(114)	138
Derivative instruments not designated as hedging instruments(1)
Foreign exchange contracts	Other (income) and expense	127	(776)	(328)	N/A	N/A	N/A
Interest rate contracts	Other (income) and expense	(1)	34	—	N/A	N/A	N/A
Equity contracts	SG&A expense	(27)	51	164	N/A	N/A	N/A
	Other (income) and expense	(9)	(9)	—	N/A	N/A	N/A
Total		$291	$(263)	$(347)	$(1)	$(241)	$340

($ in millions)

	Gain/(Loss) Recognized in Earnings and Other Comprehensive Income
	Effective Portion Recognized in OCI			Consolidated Statement of Earnings Line Item	Effective Portion Reclassified from AOCI			Ineffectiveness and Amounts Excluded from Effectiveness Testing(3)
For the year ended December 31:	2015	2014	2013		2015	2014	2013	2015	2014	2013
Derivative instruments in cash flow hedges
Interest rate contracts	$—	$—	$—	Interest expense	$0	$(1)	$—	$—	$—	$—
Foreign exchange contracts	618	958	43	Other (income) and expense	731	98	162	5	(1)	0
				Cost of sales	192	(15)	(34)	—	—	—
				SG&A expense	149	15	39	—	—	—
Instruments in net investment hedges(4)
Foreign exchange contracts	889	1,136	173	Interest expense	—	—	—	13	0	3
Total	$1,507	$2,095	$216		$1,072	$97	$167	$18	$(1)	$3

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

(5)  For the years ended December 31, 2015 and December 31, 2014, fair value hedges resulted in a loss of $2 million and a gain of $4 million in ineffectiveness, respectively. There were no amounts recorded as ineffectiveness on fair value hedges for the year ended December 31, 2013.

N/A—Not applicable

For the 12 months ending December 31, 2015, 2014 and 2013, there were no significant gains or losses recognized in earnings representing hedge ineffectiveness or excluded from the assessment of hedge effectiveness (for fair value hedges), or associated with an underlying exposure that did not or was not expected to occur (for cash flow hedges); nor are there any anticipated in the normal course of business.

Notes to Consolidated Financial Statements

International Business Machines Corporation and Subsidiary Companies

NOTE E.

INVENTORIES

($ in millions)

At December 31:	2015	2014
Finished goods	$352	$430
Work in process and raw materials	1,199	1,674
Total	$1,551	$2,103

NOTE F.

FINANCING RECEIVABLES

The following table presents financing receivables, net of allow-ances for credit losses, including residual values.

($ in millions)

At December 31:	2015	2014
Current
Net investment in sales-type and direct financing leases	$3,057	$3,781
Commercial financing receivables	8,948	8,423
Client loan and installment payment receivables (loans)	7,015	7,631
Total	$19,020	$19,835
Noncurrent
Net investment in sales-type and direct financing leases	$4,501	$4,449
Client loan and installment payment receivables (loans)	5,512	6,660
Total	$10,013	$11,109

Net investment in sales-type and direct financing leases relates principally to the company’s systems products and are for terms ranging generally from two to six years. Net investment in sales-type and direct financing leases includes unguaranteed residual values of $645 million and $671 million at December 31, 2015 and 2014, respectively, and is reflected net of unearned income of $536 million and $517 million, and net of the allowance for credit losses of $213 million and $165 million at those dates, respectively. Scheduled maturities of minimum lease payments outstanding at December 31, 2015, expressed as a percentage of the total, are approximately: 2016, 44 percent; 2017, 27 percent; 2018, 18 percent; 2019, 8 percent; and 2020 and beyond, 3 percent.

Commercial financing receivables, net of allowance for credit losses of $19 million and $17 million at December 31, 2015 and 2014, respectively, relate primarily to inventory and accounts receivable financing for dealers and remarketers of IBM and OEM products. Payment terms for inventory and accounts receivable financing generally range from 30 to 90 days.

Client loan and installment payment receivables (loans), net of allowance for credit losses of $377 million and $396 million at December 31, 2015 and 2014, respectively, are loans that are provided primarily to clients to finance the purchase of hardware, software and services. Payment terms on these financing arrangements are generally for terms up to seven years.

Client loan and installment payment financing contracts are priced independently at competitive market rates. The company has a history of enforcing these financing agreements.

The company utilizes certain of its financing receivables as collateral for nonrecourse borrowings. Financing receivables pledged as collateral for borrowings were $545 million and $642 million at December 31, 2015 and 2014, respectively. These borrowings are included in note J, “Borrowings,” on pages 111 to 113.

The company did not have any financing receivables held for sale as of December 31, 2015 and 2014.

Financing Receivables by Portfolio Segment

The following tables present financing receivables on a gross basis, excluding the allowance for credit losses and residual value, by portfolio segment and by class, excluding commercial financing receivables and other miscellaneous financing receivables at December 31, 2015 and 2014. The company determines its allowance for credit losses based on two portfolio segments: lease receivables and loan receivables, and further segments the portfolio into two classes: major markets and growth markets.

($ in millions)

	Major	Growth
At December 31, 2015:	Markets	Markets	Total
Financing receivables
Lease receivables	$5,517	$1,524	$7,041
Loan receivables	9,739	3,165	12,904
Ending balance	$15,256	$4,689	$19,945
Collectively evaluated for impairment	$15,180	$4,227	$19,406
Individually evaluated for impairment	$76	$462	$539
Allowance for credit losses
Beginning balance at January 1, 2015
Lease receivables	$32	$133	$165
Loan receivables	79	317	396
Total	$111	$450	$561
Write-offs	(14)	(48)	(62)
Provision	20	122	141
Other	(8)	(43)	(51)
Ending balance at December 31, 2015	$109	$481	$590
Lease receivables	$25	$188	$213
Loan receivables	$83	$293	$377
Collectively evaluated for impairment	$43	$36	$79
Individually evaluated for impairment	$65	$445	$511

Notes to Consolidated Financial Statements

International Business Machines Corporation and Subsidiary Companies

($ in millions)

	Major	Growth
At December 31, 2014:	Markets	Markets	Total
Financing receivables
Lease receivables	$5,702	$1,943	$7,645
Loan receivables	10,049	4,639	14,687
Ending balance	$15,751	$6,581	$22,332
Collectively evaluated for impairment	$15,665	$6,156	$21,821
Individually evaluated for impairment	$86	$425	$511
Allowance for credit losses
Beginning balance at January 1, 2014
Lease receivables	$42	$80	$123
Loan receivables	95	147	242
Total	$137	$228	$365
Write-offs	(18)	(6)	(24)
Provision	3	240	243
Other	(12)	(11)	(23)
Ending balance at December 31, 2014	$111	$450	$561
Lease receivables	$32	$133	$165
Loan receivables	$79	$317	$396
Collectively evaluated for impairment	$42	$39	$81
Individually evaluated for impairment	$69	$411	$480

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

Financing Receivables on Non-Accrual Status

The following table presents the recorded investment in financing receivables which were on non-accrual status at December 31, 2015 and 2014.

($ in millions)

At December 31:	2015	2014
Major markets	$2	$13
Growth markets	63	40
Total lease receivables	$65	$53
Major markets	$13	$27
Growth markets	91	151
Total loan receivables	$104	$178
Total receivables	$168	$231

Impaired Loans

The company considers any loan with an individually evaluated reserve as an impaired loan. Depending on the level of impairment, loans will also be placed on a non-accrual status. The following tables present impaired client loan receivables at December 31, 2015 and 2014.

($ in millions)

	Recorded	Related
At December 31, 2015:	Investment	Allowance
Major markets	$50	$47
Growth markets	297	284
Total	$347	$331

($ in millions)

	Recorded	Related
At December 31, 2014:	Investment	Allowance
Major markets	$54	$47
Growth markets	299	293
Total	$353	$340

($ in millions)

			Interest
			Income
	Average	Interest	Recognized
	Recorded	Income	on Cash
For the year ended December 31, 2015:	Investment	Recognized	Basis
Major markets	$51	$0	$—
Growth markets	315	0	—
Total	$367	$0	$—

($ in millions)

			Interest
			Income
	Average	Interest	Recognized
	Recorded	Income	on Cash
For the year ended December 31, 2014:	Investment	Recognized	Basis
Major markets	$68	$0	$—
Growth markets	208	0	—
Total	$276	$0	$—

Notes to Consolidated Financial Statements

International Business Machines Corporation and Subsidiary Companies

Credit Quality Indicators

The company’s credit quality indicators, which are based on rating agency data, publicly available information and information provided by customers, are reviewed periodically based on the relative level of risk. The resulting indicators are a numerical rating system that maps to Moody’s Investors Service credit ratings as shown below. The company uses information provided by Moody’s, where available, as one of many inputs in its determination of customer credit rating.

The tables present the gross recorded investment for each class of receivables, by credit quality indicator, at December 31, 2015 and 2014. Receivables with a credit quality indicator ranging from Aaa to Baa3 are considered investment grade. All others are considered non-investment grade. The credit quality indicators do not reflect mitigation actions that the company may take to transfer credit risk to third parties.

Lease Receivables

($ in millions)

	Major	Growth
At December 31, 2015:	Markets	Markets
Credit rating
Aaa — Aa3	$538	$39
A1 — A3	1,324	162
Baa1 — Baa3	1,493	392
Ba1 — Ba2	1,214	352
Ba3 — B1	513	277
B2 — B3	403	215
Caa — D	33	87
Total	$5,517	$1,524

Loan Receivables

($ in millions)

	Major	Growth
At December 31, 2015:	Markets	Markets
Credit rating
Aaa — Aa3	$949	$80
A1 — A3	2,338	336
Baa1 — Baa3	2,635	813
Ba1 — Ba2	2,143	732
Ba3 — B1	905	576
B2 — B3	711	447
Caa — D	59	181
Total	$9,739	$3,165

At December 31, 2015, the industries which made up Global Financing’s receivables portfolio consisted of: Financial (36 percent), Manufacturing (14 percent), Government (11 percent), Services (11 percent), Retail (9 percent), Communications (7 percent), Healthcare (6 percent) and Other (6 percent).

Lease Receivables

($ in millions)

	Major	Growth
At December 31, 2014:	Markets	Markets
Credit rating
Aaa — Aa3	$563	$46
A1 — A3	1,384	178
Baa1 — Baa3	1,704	900
Ba1 — Ba2	1,154	272
Ba3 — B1	470	286
B2 — B3	372	176
Caa — D	55	85
Total	$5,702	$1,943

Loan Receivables

($ in millions)

	Major	Growth
At December 31, 2014:	Markets	Markets
Credit rating
Aaa — Aa3	$993	$110
A1 — A3	2,438	425
Baa1 — Baa3	3,003	2,148
Ba1 — Ba2	2,034	649
Ba3 — B1	827	683
B2 — B3	655	420
Caa — D	98	203
Total	$10,049	$4,639

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

Notes to Consolidated Financial Statements

International Business Machines Corporation and Subsidiary Companies

Past Due Financing Receivables

($ in millions)

				Recorded
	Total		Total	Investment
	Past Due		Financing	> 90 Days
At December 31, 2015:	> 90 Days*	Current	Receivables	and Accruing
Major markets	$5	$5,512	$5,517	$5
Growth markets	30	1,494	1,524	13
Total lease receivables	$35	$7,006	$7,041	$19
Major markets	$7	$9,732	$9,739	$7
Growth markets	31	3,134	3,165	14
Total loan receivables	$38	$12,866	$12,904	$22
Total	$73	$19,872	$19,945	$40

* Does not include accounts that are fully reserved.

($ in millions)

				Recorded
	Total		Total	Investment
	Past Due		Financing	> 90 Days
At December 31, 2014:	> 90 Days*	Current	Receivables	and Accruing
Major markets	$6	$5,696	$5,702	$6
Growth markets	32	1,911	1,943	14
Total lease receivables	$38	$7,607	$7,645	$20
Major markets	$9	$10,040	$10,049	$9
Growth markets	35	4,603	4,639	18
Total loan receivables	$44	$14,643	$14,687	$27
Total	$82	$22,250	$22,332	$47

* Does not include accounts that are fully reserved.

Troubled Debt Restructurings

The company assessed all restructurings that occurred on or after January 1, 2014 and determined that there were no significant troubled debt restructurings for the years ended December 31, 2014 and 2015.

NOTE G.

PROPERTY, PLANT AND EQUIPMENT

($ in millions)

At December 31:	2015	2014
Land and land improvements	$558	$667
Buildings and building improvements	6,552	9,524
Plant, laboratory and office equipment	21,116	27,388
Plant and other property—gross	28,226	37,578
Less: Accumulated depreciation	18,051	27,500
Plant and other property—net	10,176	10,078
Rental machines	1,115	1,456
Less: Accumulated depreciation	565	763
Rental machines—net	551	693
Total—net	$10,727	$10,771

In 2015, the company retired the assets associated with the divestiture of the Microelectronics business impacting both plant and other property—gross and accumulated depreciation.

Notes to Consolidated Financial Statements

International Business Machines Corporation and Subsidiary Companies

NOTE H.

INVESTMENTS AND SUNDRY ASSETS

($ in millions)

At December 31:	2015	2014
Deferred transition and setup costs and other deferred arrangements*	$1,624	$1,527
Derivatives—noncurrent	702	681
Alliance investments
Equity method	82	98
Non-equity method	393	496
Prepaid software	273	332
Long-term deposits	256	300
Other receivables	516	509
Employee benefit-related	273	356
Prepaid income taxes	496	518
Other assets	571	705	**
Total	$5,187	$5,520	**

*   Deferred transition and setup costs and other deferred arrangements are related to Global Services client arrangements. Refer to note A, “Significant Accounting Policies,” on page 85 for additional information.

** Reclassified to reflect adoption of the FASB guidance on debt issuance costs in consolidated financial statements. Refer to note B, “Accounting Changes,” for additional information.

NOTE I.

INTANGIBLE ASSETS INCLUDING GOODWILL

Intangible Assets

The following table details the company’s intangible asset balances by major asset class.

($ in millions)

	Gross		Net
	Carrying	Accumulated	Carrying
At December 31, 2015:	Amount	Amortization	Amount
Intangible asset class
Capitalized software	$1,348	$(581)	$767
Client relationships	1,856	(927)	929
Completed technology	2,960	(1,397)	1,563
Patents/trademarks	335	(142)	193
Other*	44	(10)	35
Total	$6,543	$(3,057)	$3,487

* Other intangibles are primarily acquired proprietary and nonproprietary business processes, methodologies and systems.

($ in millions)

	Gross		Net
	Carrying	Accumulated	Carrying
At December 31, 2014:	Amount	Amortization	Amount
Intangible asset class
Capitalized software	$1,375	$(679)	$696
Client relationships	2,208	(1,271)	937
Completed technology	2,831	(1,533)	1,298
Patents/trademarks	374	(214)	161
Other*	18	(6)	12
Total	$6,806	$(3,702)	$3,104

* Other intangibles are primarily acquired proprietary and nonproprietary business processes, methodologies and systems.

The net carrying amount of intangible assets increased $383 million during the year ended December 31, 2015, primarily due to intangible asset additions resulting from acquisitions, partially offset by amortization. There was no impairment of intangible assets recorded in 2015 and 2014. The aggregate intangible amortization expense was $1,193 million and $1,347 million for the years ended December 31, 2015 and 2014, respectively. In addition, in 2015 and 2014, respectively, the company retired $1,809 million and $724 million of fully amortized intangible assets, impacting both the gross carrying amount and accumulated amortization by this amount.

The amortization expense for each of the five succeeding years relating to intangible assets currently recorded in the Consolidated Statement of Financial Position is estimated to be the following at December 31, 2015:

($ in millions)

	Capitalized	Acquired
	Software	Intangibles	Total
2016	$426	$760	$1,185
2017	256	650	906
2018	85	492	577
2019	—	338	338
2020	—	240	240

Notes to Consolidated Financial Statements

International Business Machines Corporation and Subsidiary Companies

Goodwill

The changes in the goodwill balances by reportable segment, for the years ended December 31, 2015 and 2014, are as follows:

($ in millions)

					Foreign
					Currency
	Balance		Purchase		Translation	Balance
	January 1,	Goodwill	Price		and Other	December 31,
Segment	2015	Additions	Adjustments	Divestitures	Adjustments*	2015
Global Business Services	$4,555	$74	$0	$(1)	$(232)	$4,396
Global Technology Services	3,530	694	0	—	(90)	4,133
Software	21,000	1,413	(2)	(25)	(741)	21,644
Systems Hardware	1,472	410	0	—	(33)	1,848
Total	$30,556	$2,590	$(3)	$(26)	$(1,096)	$32,021

* Primarily driven by foreign currency translation.

($ in millions)

					Foreign
					Currency
	Balance		Purchase		Translation	Balance
	January 1,	Goodwill	Price		and Other	December 31,
Segment	2014	Additions	Adjustments	Divestitures	Adjustments**	2014
Global Business Services*	$4,855	$—	$0	$(52)	$(248)	$4,555
Global Technology Services*	3,608	11	21	(2)	(108)	3,530
Software	21,121	430	$(17)	(19)	(516)	21,000
Systems Hardware	1,601	—	—	(110)	(19)	1,472
Total	$31,184	$442	$4	$(183)	$(891)	$30,556

* Reclassified to conform with 2015 presentation with $469 million reclassified from GTS to GBS at December 31, 2014 for Global Process Services.

** Primarily driven by foreign currency translation.

Purchase price adjustments recorded in 2015 and 2014 were related to acquisitions that were completed on or prior to December 31, 2014 or December 31, 2013, respectively, and were still subject to the measurement period that ends at the earlier of 12 months from the acquisition date or when information becomes available. There were no goodwill impairment losses recorded in 2015 or 2014 and the company has no accumulated goodwill impairment losses.

NOTE J.

BORROWINGS

Short-Term Debt

($ in millions)

At December 31:	2015	2014
Commercial paper	$600	$650
Short-term loans	590	480
Long-term debt—current maturities	5,271	4,601	*
Total	$6,461	$5,731	*

* Reclassified to reflect adoption of the FASB guidance on debt issuance costs in consolidated financial statements. Refer to note B, “Accounting Changes,” for additional information.

The weighted-average interest rate for commercial paper at December 31, 2015 and 2014 was 0.4 percent and 0.1 percent, respectively. The weighted-average interest rates for short-term loans was 5.2 percent and 4.0 percent at December 31, 2015 and 2014, respectively.

Notes to Consolidated Financial Statements

International Business Machines Corporation and Subsidiary Companies

Long-Term Debt

Pre-Swap Borrowing

($ in millions)

At December 31:	Maturities	2015	2014
U.S. dollar notes and debentures (average interest rate at December 31, 2015):
2.80%	2016—2017	$9,351	$9,254
3.34%	2018—2019	7,591	6,835
1.46%	2020—2021	3,717	6,555
2.35%	2022	1,900	1,000
3.38%	2023	1,500	1,500
3.63%	2024	2,000	2,000
7.00%	2025	600	600
6.22%	2027	469	469
6.50%	2028	313	313
5.88%	2032	600	600
8.00%	2038	83	83
5.60%	2039	745	745
4.00%	2042	1,107	1,107
7.00%	2045	27	27
7.13%	2096	316	316
		30,319	31,404
Other currencies (average interest rate at December 31, 2015, in parentheses):
Euros (1.8%)	2016—2025	4,892	5,463
Pound sterling (2.7%)	2017—2022	1,555	1,176
Japanese yen (0.4%)	2017—2022	1,180	733
Swiss francs (6.3%)	2020	9	162
Canadian (2.2%)	2017	360	432
Other (13.8%)	2016—2020	506	367
		38,820	39,737
Less: net unamortized discount		838	853
Less: net unamortized debt issuance costs		74	83	**
Add: fair value adjustment*		790	792
		38,699	39,593	**
Less: current maturities		5,271	4,601	**
Total		$33,428	$34,991	**

* The portion of the company’s fixed-rate debt obligations that is hedged is reflected in the Consolidated Statement of Financial Position as an amount equal to the sum of the debt’s carrying value plus a fair value adjustment representing changes in the fair value of the hedged debt obligations attributable to movements in benchmark interest rates.

** Reclassified to reflect adoption of the FASB guidance on debt issuance costs in consolidated financial statements. Refer to note B, “Accounting Changes,” for additional information.

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

Post-Swap Borrowing (Long-Term Debt, Including Current Portion)

($ in millions)

	2015		2014**
For the year ended December 31:	Amount	Average Rate	Amount	Average Rate
Fixed-rate debt	$25,499	3.41%	$27,180	3.09%
Floating-rate debt*	13,199	0.96%	12,412	0.82%
Total	$38,699		$39,593

*

Includes $7,338 million in 2015 and $5,839 million in 2014 of notional interest rate swaps that effectively convert fixed-rate long-term debt into floating-rate debt. (See note D, “Financial Instruments,” on pages 101 through 105).

**	Reclassified to reflect adoption of the FASB guidance on debt issuance costs in consolidated financial statements. Refer to note B, “Accounting Changes,” for additional information.

Pre-swap annual contractual maturities of long-term debt outstanding at December 31, 2015, are as follows:

($ in millions)

Total
2016	$5,273
2017	5,674
2018	4,691
2019	4,003
2020	4,505
2021 and beyond	14,675
Total	$38,820

Interest on Debt

($ in millions)

For the year ended December 31:	2015	2014	2013
Cost of financing	$540	$542	$587
Interest expense	481	484	405
Net investment derivative activity	(13)	0	(3)
Interest capitalized	0	4	22
Total interest paid and accrued	$1,008	$1,030	$1,011

Refer to the related discussion on page 144 in note T, “Segment Information,” for total interest expense of the Global Financing segment. See note D, “Financial Instruments,” on pages 101 through 105 for a discussion of the use of currency and interest rate swaps in the company’s debt risk management program.

Lines of Credit

In 2015, the company extended the term of its five-year, $10 billion Credit Agreement (the “Credit Agreement”) by one year to November 10, 2020. The total expense recorded by the company related to this global credit facility was $5.3 million in 2015, $5.4 million in 2014 and $5.4 million in 2013. The Credit Agreement permits the company and its Subsidiary Borrowers to borrow up to $10 billion on a revolving basis. Borrowings of the Subsidiary Borrowers will be unconditionally backed by the company. The company may also, upon the agreement of either existing lenders, or of the additional banks not currently party to the Credit Agreement, increase the commitments under the Credit Agreement up to an additional $2.0 billion. Subject to certain terms of the Credit Agreement, the company and Subsidiary Borrowers may borrow, prepay and reborrow amounts under the Credit Agreement at any time during the Credit Agreement. Interest rates on borrowings under the Credit Agreement will be based on prevailing market interest rates, as further described in the Credit Agreement. The Credit Agreement contains customary representations and warranties, covenants, events of default, and indemnification provisions. The company believes that circumstances that might give rise to breach of these covenants or an event of default, as specified in the Credit Agreement, are remote. As of December 31, 2015, there were no borrowings by the company, or its subsidiaries, under the Credit Agreement.

The company also has other committed lines of credit in some of the geographies which are not significant in the aggregate. Interest rates and other terms of borrowing under these lines of credit vary from country to country, depending on local market conditions.

Notes to Consolidated Financial Statements

International Business Machines Corporation and Subsidiary Companies

NOTE K.

OTHER LIABILITIES

($ in millions)

At December 31:	2015	2014
Income tax reserves	$3,150	$3,146
Excess 401(k) Plus Plan	1,445	1,658
Disability benefits	590	675
Derivative liabilities	22	31
Special restructuring actions	362	431
Workforce reductions	407	469
Deferred taxes	253	129	**
Other taxes payable	89	17
Environmental accruals	270	240
Warranty accruals	83	91
Asset retirement obligations	134	136
Acquisition related	200	50
Divestiture related*	575	1,124
Other	519	536
Total	$8,099	$8,733	**

* Primarily related to the divestiture of the Microelectronics business.

** Reclassified to reflect adoption of the FASB guidance on deferred taxes in consolidated financial statements. Refer to note B, “Accounting Changes,” for additional information.

In response to changing business needs, the company periodically takes workforce reduction actions to improve productivity, cost competitiveness and to rebalance skills. The noncurrent contractually obligated future payments associated with these activities are reflected in the workforce reductions caption in the previous table.

In addition, the company executed certain special restructuring-related actions prior to 2006. The previous table provides the noncurrent liabilities associated with these special actions. Current liabilities are included in other accrued expenses and liabilities in the Consolidated Statement of Financial Position and were immaterial at December 31, 2015.

The noncurrent liabilities are workforce accruals related to terminated employees who are no longer working for the company who were granted annual payments to supplement their incomes in certain countries. Depending on the individual country’s legal requirements, these required payments will continue until the former employee begins receiving pension benefits or passes away.

The company employs extensive internal environmental protection programs that primarily are preventive in nature. The company also participates in environmental assessments and cleanups at a number of locations, including operating facilities, previously owned facilities and Superfund sites. The company’s maximum exposure for all environmental liabilities cannot be estimated and no amounts have been recorded for non-ARO environmental liabilities that are not probable or estimable. The total amounts accrued for non-ARO environmental liabilities, including amounts classified as current in the Consolidated Statement of Financial Position, that do not reflect actual or anticipated insurance recoveries, were $283 million and $254 million at December 31, 2015 and 2014, respectively. Estimated environmental costs are not expected to materially affect the consolidated financial position or consolidated results of the company’s operations in future periods. However, estimates of future costs are subject to change due to protracted cleanup periods and changing environmental remediation regulations.

As of December 31, 2015, the company was unable to estimate the range of settlement dates and the related probabilities for certain asbestos remediation AROs. These conditional AROs are primarily related to the encapsulated structural fireproofing that is not subject to abatement unless the buildings are demolished and non-encapsulated asbestos that the company would remediate only if it performed major renovations of certain existing buildings. Because these conditional obligations have indeterminate settlement dates, the company could not develop a reasonable estimate of their fair values. The company will continue to assess its ability to estimate fair values at each future reporting date. The related liability will be recognized once sufficient additional information becomes available. The total amounts accrued for ARO liabilities, including amounts classified as current in the Consolidated Statement of Financial Position were $166 million and $180 million at December 31, 2015 and 2014, respectively.

NOTE L.

EQUITY ACTIVITY

The authorized capital stock of IBM consists of 4,687,500,000 shares of common stock with a $.20 per share par value, of which 965,728,725 shares were outstanding at December 31, 2015 and 150,000,000 shares of preferred stock with a $.01 per share par value, none of which were outstanding at December 31, 2015.

Stock Repurchases

The Board of Directors authorizes the company to repurchase IBM common stock. The company repurchased 30,338,647 common shares at a cost of $4,701 million, 71,504,867 common shares at a cost of $13,395 million and 73,121,942 common shares at a cost of $13,993 million in 2015, 2014 and 2013, respectively. These amounts reflect transactions executed through December 31 of each year. Actual cash disbursements for repurchased shares may differ due to varying settlement dates for these transactions. At December 31, 2015, $5,563 million of Board common stock repurchase authorization was available. The company plans to purchase shares on the open market or in private transactions from time to time, depending on market conditions.

Notes to Consolidated Financial Statements

International Business Machines Corporation and Subsidiary Companies

Other Stock Transactions

The company issued the following shares of common stock as part of its stock-based compensation plans and employees stock purchase plan: 6,013,875 shares in 2015, 7,687,026 shares in 2014, and 9,961,389 shares in 2013. The company issued 1,155,558 treasury shares in 2015, 1,264,232 treasury shares in 2014 and 1,849,883 treasury shares in 2013, as a result of restricted stock unit releases and exercises of stock options by employees of certain acquired businesses and by non-U.S. employees. Also, as part of the company’s stock-based compensation plans, 1,625,820 common shares at a cost of $248 million, 1,313,569 common shares at a cost of $236 million, and 1,666,069 common shares at a cost of $336 million in 2015, 2014 and 2013, respectively, were remitted by employees to the company in order to satisfy minimum statutory tax withholding requirements. These amounts are included in the treasury stock balance in the Consolidated Statement of Financial Position and the Consolidated Statement of Changes in Equity.

Reclassifications and Taxes Related to Items of Other Comprehensive Income

($ in millions)

	Before Tax	Tax (Expense)/	Net of Tax
For the year ended December 31, 2015:	Amount	Benefit	Amount
Other comprehensive income/(loss)
Foreign currency translation adjustments	$(1,379)	$(342)	$(1,721)
Net changes related to available-for-sale securities
Unrealized gains/(losses) arising during the period	$(54)	$21	$(33)
Reclassification of (gains)/losses to other (income) and expense	86	(33)	53
Total net changes related to available-for-sale securities	$32	$(12)	$20
Unrealized gains/(losses) on cash flow hedges
Unrealized gains/(losses) arising during the period	$618	$(218)	$399
Reclassification of (gains)/losses to:
Cost of sales	(192)	57	(135)
SG&A expense	(149)	43	(105)
Other (income) and expense	(731)	281	(451)
Interest expense	0	0	0
Total unrealized gains/(losses) on cash flow hedges	$(454)	$162	$(292)
Retirement-related benefit plans (1)
Prior service costs/(credits)	$6	$(2)	$4
Net (losses)/gains arising during the period	(2,963)	1,039	(1,925)
Curtailments and settlements	33	(9)	24
Amortization of prior service (credits)/costs	(100)	36	(65)
Amortization of net (gains)/losses	3,304	(1,080)	2,223
Total retirement-related benefit plans	$279	$(17)	$262
Other comprehensive income/(loss)	$(1,523)	$(208)	$(1,731)

(1) These AOCI components are included in the computation of net periodic pension cost. (See note S, “Retirement-Related Benefits,” for additional information.)

Notes to Consolidated Financial Statements

International Business Machines Corporation and Subsidiary Companies

($ in millions)

	Before Tax	Tax (Expense)/	Net of Tax
For the year ended December 31, 2014:	Amount	Benefit	Amount
Other comprehensive income/(loss)
Foreign currency translation adjustments	$(1,636)	$(438)	$(2,074)
Net changes related to available-for-sale securities
Unrealized gains/(losses) arising during the period	$(29)	$11	$(18)
Reclassification of (gains)/losses to other (income) and expense	5	(2)	3
Total net changes related to available-for-sale securities	$(24)	$9	$(15)
Unrealized gains/(losses) on cash flow hedges
Unrealized gains/(losses) arising during the period	$958	$(341)	$618
Reclassification of (gains)/losses to:
Cost of sales	15	(7)	9
SG&A expense	(15)	6	(9)
Other (income) and expense	(98)	38	(60)
Interest expense	1	0	0
Total unrealized gains/(losses) on cash flow hedges	$861	$(304)	$557
Retirement-related benefit plans (1)
Prior service costs/(credits)	$1	$0	$1
Net (losses)/gains arising during the period	(9,799)	3,433	(6,366)
Curtailments and settlements	24	(7)	17
Amortization of prior service (credits)/costs	(114)	41	(73)
Amortization of net (gains)/losses	2,531	(852)	1,678
Total retirement-related benefit plans	$(7,357)	$2,615	$(4,742)
Other comprehensive income/(loss)	$(8,156)	$1,883	$(6,274)

(1)    These AOCI components are included in the computation of net periodic pension cost. (See note S, “Retirement-Related Benefits,” for additional information.)

Notes to Consolidated Financial Statements

International Business Machines Corporation and Subsidiary Companies

($ in millions)

	Before Tax	Tax (Expense)/	Net of Tax
For the year ended December 31, 2013:	Amount	Benefit	Amount
Other comprehensive income/(loss)
Foreign currency translation adjustments	$(1,335)	$(66)	$(1,401)
Net changes related to available-for-sale securities
Unrealized gains/(losses) arising during the period	$(4)	$2	$(3)
Reclassification of (gains)/losses to other (income) and expense	(8)	2	(5)
Subsequent changes in previously impaired securities arising during the period	4	(1)	3
Total net changes related to available-for-sale securities	$(8)	$3	$(5)
Unrealized gains/(losses) on cash flow hedges
Unrealized gains/(losses) arising during the period	$43	$(15)	$28
Reclassification of (gains)/losses to:
Cost of sales	34	(14)	21
SG&A expense	(39)	14	(25)
Other (income) and expense	(162)	62	(99)
Interest expense	0	0	0
Total unrealized gains/(losses) on cash flow hedges	$(123)	$47	$(76)
Retirement-related benefit plans (1)
Prior service costs/(credits)	$16	$0	$16
Net (losses)/gains arising during the period	5,369	(1,974)	3,395
Curtailments and settlements	(3)	1	(2)
Amortization of prior service (credits)/costs	(114)	40	(75)
Amortization of net (gains)/losses	3,499	(1,195)	2,304
Total retirement-related benefit plans	$8,767	$(3,128)	$5,639
Other comprehensive income/(loss)	$7,301	$(3,144)	$4,157

(1)    These AOCI components are included in the computation of net periodic pension cost. (See note S, “Retirement-Related Benefits,” for additional information.)

Accumulated Other Comprehensive Income/(Loss) (net of tax)

($ in millions)

			Net Change	Net Unrealized
	Net Unrealized	Foreign	Retirement-	Gains/(Losses)	Accumulated
	Gains/(Losses)	Currency	Related	on Available-	Other
	on Cash Flow	Translation	Benefit	For-Sale	Comprehensive
	Hedges	Adjustments*	Plans	Securities	Income/(Loss)
December 31, 2012	$(90)	$1,733	$(27,406)	$4	$(25,759)
Other comprehensive income before reclassifications	28	(1,401)	3,409	0	2,036
Amount reclassified from accumulated other comprehensive income	(103)	0	2,229	(5)	2,121
Total change for the period	(76)	(1,401)	5,639	(5)	4,157
December 31, 2013	(165)	332	(21,767)	(1)	(21,602)
Other comprehensive income before reclassifications	618	(2,074)	(6,348)	$(18)	(7,822)
Amount reclassified from accumulated other comprehensive income	(60)	0	1,605	3	1,548
Total change for the period	557	(2,074)	(4,742)	(15)	(6,274)
December 31, 2014	392	(1,742)	(26,509)	(15)	(27,875)
Other comprehensive income before reclassifications	399	(1,721)	(1,897)	(33)	(3,252)
Amount reclassified from accumulated other comprehensive income	(691)	0	2,158	53	1,520
Total change for the period	(292)	(1,721)	262	20	(1,731)
December 31, 2015	$100	$(3,463)	$(26,248)	$5	$(29,607)

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

The company records a provision with respect to a claim, suit, investigation or proceeding when it is probable that a liability has been incurred and the amount of the loss can be reasonably estimated. Any recorded liabilities, including any changes to such liabilities for the years ended December 31, 2015, 2014 and 2013 were not material to the Consolidated Financial Statements.

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

With respect to certain of the claims, suits, investigations and proceedings discussed herein, the company believes at this time that the likelihood of any material loss is remote, given, for example, the procedural status, court rulings, and/or the strength of the company’s defenses in those matters. With respect to the remaining claims, suits, investigations and proceedings discussed in this Note, except as specifically discussed herein, the company is unable to provide estimates of reasonably possible losses or range of losses, including losses in excess of amounts accrued, if any, for the following reasons. Claims, suits, investigations and proceedings are inherently uncertain, and it is not possible to predict the ultimate outcome of these matters. It is the company’s experience that damage amounts claimed in litigation against it are unreliable and unrelated to possible outcomes, and as such are not meaningful indicators of the company’s potential liability. Further, the company is unable to provide such an estimate due to a number of other factors with respect to these claims, suits, investigations and proceedings, including considerations of the procedural status of the matter in question, the presence of complex or novel legal theories, and/or the ongoing discovery and development of information important to the matters. The company reviews claims, suits, investigations and proceedings at least quarterly, and decisions are made with respect to recording or adjusting provisions and disclosing reasonably possible losses or range of losses (individually or in the aggregate), to reflect the impact and status of settlement discussions, discovery, procedural and substantive rulings, reviews by counsel and other information pertinent to a particular matter.

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

The company is a defendant in an action filed on March 6, 2003 in state court in Salt Lake City, Utah by the SCO Group (SCO v. IBM). The company removed the case to Federal Court in Utah. Plaintiff is an alleged successor in interest to some of AT&T’s UNIX IP rights, and alleges copyright infringement, unfair competition, interference with contract and breach of contract with regard to the company’s distribution of AIX and Dynix and contribution of code to Linux and the company has asserted counterclaims. On September 14, 2007, plaintiff filed for bankruptcy protection, and all proceedings in this case were stayed. The court in another suit, the SCO Group, Inc. v. Novell, Inc., held a trial in March 2010. The jury found that Novell is the owner of UNIX and UnixWare copyrights; the judge subsequently ruled that SCO is obligated to recognize Novell’s waiver of SCO’s claims against IBM and Sequent for breach of UNIX license agreements. On August 30, 2011, the Tenth Circuit Court of Appeals affirmed the district court’s ruling and denied SCO’s appeal of this matter. In June 2013, the Federal Court in Utah granted SCO’s motion to reopen the SCO v. IBM case,

Notes to Consolidated Financial Statements

International Business Machines Corporation and Subsidiary Companies

and proceedings have resumed in that case. In February 2016, the Federal Court ruled in favor of IBM on all of SCO’s remaining claims.

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

IBM United Kingdom Limited (IBM UK) initiated legal proceedings in May 2010 before the High Court in London against the IBM UK Pensions Trust (the UK Trust) and two representative beneficiaries of the UK Trust membership. IBM UK is seeking a declaration that it acted lawfully both in notifying the Trustee of the UK Trust that it was closing its UK defined benefit plans to future accruals for most participants and in implementing the company’s new retirement policy. In April 2014, the High Court acknowledged that the changes made to its UK defined benefit plans were within IBM’s discretion, but ruled that IBM breached its implied duty of good faith both in implementing these changes and in the manner in which it consulted with employees. Proceedings to determine remedies were held in July 2014, and in February 2015 the High Court held that for IBM to make changes to accruals under the plan would require a new consultation of the participants, but other changes (including to early retirement policy) would not require such consultation. IBM UK has appealed both the breach and remedies judgments. If the appeal is unsuccessful, the Court’s rulings would require IBM to reverse the changes made to the UK defined benefit plans retroactive to their effective dates. This could result in an estimated non-operating one-time pre-tax charge of approximately $250 million, plus ongoing defined benefit related accruals. In addition, IBM UK is a defendant in approximately 290 individual actions brought since early 2010 by participants of the defined benefits plans who left IBM UK. These actions, which allege constructive dismissal and age discrimination, are pending before the Employment Tribunal in Southampton UK.

On March 24, 2014, in a suit brought by local Works Councils, the Supreme Court of Spain held that IBM Spain’s Defined Contribution (DC) Plan implemented in 1993 based on the voluntary participation of its employees was null and void. The Supreme Court also held that current employees could reinstate their rights to a Defined Benefit (DB) Plan, although with an offset for DC contributions paid to date. The Court held that IBM Spain did not consult with the Works Councils in seeking to change the pension scheme, and recommended that IBM Spain and the Works Councils engage in discussions over how to carry out the offset. The Constitutional Court denied IBM Spain’s requested leave to appeal the decision. In March 2015, the National Audience Court ruled that the Works Council was not entitled to dictate the means by which IBM should carry out the offset of DC contributions, but also ruled that the Supreme Court’s judgment could be executed without the need for individual lawsuits by employees, rejecting the position that the judgment was declaratory only. The National Audience Court also ruled that IBM should stop making DC contributions, and that the company should promptly reinstate the DB Plan. IBM Spain appealed that ruling and in May 2015, the National Audience Court dismissed the appeal. In February 2016, IBM Spain and the Works Councils agreed on a process to resolve their differences relating to calculating the offset for DC contributions paid to date and the form of a new alternative DC plan. They also agreed to a pay reduction for current employees who elect to remain in the DB plan and to close the DB plan to new hires.

In March 2011, the company announced that it had agreed to settle a civil enforcement action with the Securities and Exchange Commission (SEC) relating to alleged violations of the Foreign Corrupt Practices Act of 1977 (FCPA). On July 25, 2013, the court approved that 2011 settlement and required that for a two-year period IBM make reports to the SEC and the court on certain matters, including those relating to compliance with the FCPA. The two-year period expired in July 2015. In early 2012, IBM notified the SEC of an investigation by the Polish Central Anti-Corruption Bureau involving allegations of illegal activity by a former IBM Poland employee in connection with sales to the Polish government. IBM is cooperating with the SEC and Polish authorities in this matter. In April 2013, IBM learned that the U.S. Department of Justice (DOJ) is also investigating allegations related to the Poland matter, as well as allegations relating to transactions in Argentina, Bangladesh and Ukraine. The DOJ is also seeking information regarding the company’s global FCPA compliance program and its public sector business. The company is cooperating with the DOJ in this matter.

In March 2015, putative class action litigation was commenced in the United States District Court for the Southern District of New York related to the company’s October 2014 announcement that it was divesting its global commercial semiconductor technology business. The company and three of its officers are named as

Notes to Consolidated Financial Statements

International Business Machines Corporation and Subsidiary Companies

defendants. Plaintiffs allege that defendants violated Sections 20(a) and 10(b) of the Securities Exchange Act of 1934 and Rule 10b-5 thereunder. In May 2015, a related putative class action was also commenced in the United States District Court for the Southern District of New York based on the same underlying facts, alleging violations of the Employee Retirement Income Security Act. The company, management’s Retirement Plans Committee, and three current or former IBM executives are named as defendants.

In August 2015, IBM learned that the SEC is conducting an investigation relating to revenue recognition with respect to the accounting treatment of certain transactions in the U.S., UK and Ireland. The company is cooperating with the SEC in this matter.

The company is a defendant in numerous actions filed after January 1, 2008 in the Supreme Court for the State of New York, county of Broome, on behalf of hundreds of plaintiffs. The complaints allege numerous and different causes of action, including for negligence and recklessness, private nuisance and trespass. Plaintiffs in these cases seek medical monitoring and claim damages in unspecified amounts for a variety of personal injuries and property damages allegedly arising out of the presence of groundwater contamination and vapor intrusion of groundwater contaminants into certain structures in which plaintiffs reside or resided, or conducted business, allegedly resulting from the release of chemicals into the environment by the company at its former manufacturing and development facility in Endicott. These complaints also seek punitive damages in an unspecified amount. The parties have settled substantially all of these cases.

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

The company is also subject to ongoing tax examinations and governmental assessments in various jurisdictions. Along with many other U.S. companies doing business in Brazil, the company is involved in various challenges with Brazilian tax authorities regarding non-income tax assessments and non-income tax litigation matters. The total potential amount related to these matters for all applicable years is approximately $460 million. The company believes it will prevail on these matters and that this amount is not a meaningful indicator of liability.

Commitments

The company’s extended lines of credit to third-party entities include unused amounts of $5,477 million and $5,365 million at December 31, 2015 and 2014, respectively. A portion of these amounts was available to the company’s business partners to support their working capital needs. In addition, the company has committed to provide future financing to its clients in connection with client purchase agreements for $2,097 million and $1,816 million at December 31, 2015 and 2014, respectively.

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

In addition, the company guarantees certain loans and financial commitments. The maximum potential future payment under these financial guarantees was $34 million and $46 million at December 31, 2015 and 2014, respectively. The fair value of the guarantees recognized in the Consolidated Statement of Financial Position was immaterial.

NOTE N.

TAXES

($ in millions)

For the year ended December 31:	2015	2014	2013
Income from continuing operations before income taxes
U.S. operations	$5,915	$7,509	$7,577
Non-U.S. operations	10,030	12,477	12,667
Total income from continuing operations before income taxes	$15,945	$19,986	$20,244

Notes to Consolidated Financial Statements

International Business Machines Corporation and Subsidiary Companies

The income from continuing operations provision for income taxes by geographic operations is as follows:

($ in millions)

For the year ended December 31:	2015	2014	2013
U.S. operations	$849	$2,093	$1,315
Non-U.S. operations	1,732	2,141	2,048
Total continuing operations provision for income taxes	$2,581	$4,234	$3,363

The components of the income from continuing operations provision for income taxes by taxing jurisdiction are as follows:

($ in millions)

For the year ended December 31:	2015	2014	2013
U.S. federal
Current	$(321)	$1,134	$1,694
Deferred	553	105	(708)
	232	1,239	986
U.S. state and local
Current	128	541	277
Deferred	116	(105)	(330)
	244	436	(53)
Non-U.S.
Current	2,101	2,825	3,067
Deferred	4	(266)	(637)
	2,105	2,559	2,430
Total continuing operations provision for income taxes	2,581	4,234	3,363
Discontinued operations provision for income taxes	(117)	(1,617)	(322)
Provision for social security, real estate, personal property and other taxes	3,497	4,068	4,198
Total taxes included in net income	$5,961	$6,685	$7,238

A reconciliation of the statutory U.S. federal tax rate to the company’s effective tax rate from continuing operations is as follows:

For the year ended December 31:	2015	2014	2013
Statutory rate	35%	35%	35%
Foreign tax differential	(17)	(14)	(13)
State and local	1	1	0
Domestic incentives	(2)	(2)	(3)
Other	(1)	1	(2)
Effective rate	16%	21%	17%

Percentages rounded for disclosure purposes.

The significant components reflected within the tax rate reconciliation labeled “Foreign tax differential” include the effects of foreign subsidiaries’ earnings taxed at rates other than the U.S. statutory rate, foreign export incentives, the U.S. tax impacts of non-U.S. earnings repatriation and any net impacts of intercompany transactions. These items also reflect audit settlements or changes in the amount of unrecognized tax benefits associated with each of these items.

In the fourth quarter of 2015, the U.S. Internal Revenue Service (IRS) concluded its examination of the company’s income tax returns for 2011 and 2012 and issued a final Revenue Agent’s Report (RAR). The company has agreed with all of the adjustments in the RAR with the exception of the proposed adjustments related to the tax implications of an internal restructuring undertaken in 2011. The company disagrees with the IRS on this matter and intends to protest the proposed adjustments. The company has redetermined its unrecognized tax benefits for all open years, based on the RAR and associated information and analysis.

The 2015 continuing operations effective tax rate decreased 5.0 points from 2014 as a result of: the completion of the 2011—2012 U.S. tax audit, including reserve redeterminations (3.9 points), a benefit due to the geographic mix of pre-tax income in 2015 (3.5 points) and a benefit due to the 2014 tax charge related to the divestiture of the System x business (0.9 points).

These decreases were partially offset due to the following: a reduced benefit year to year in the utilization of foreign tax credits (2.5 points) and the year-to-year increase in tax charges related to intercompany payments made by foreign subsidiaries and the intercompany licensing of certain IP (0.8 points).

The effect of tax law changes on deferred tax assets and liabilities did not have a material impact on the company’s effective tax rate.

The significant components of deferred tax assets and liabilities recorded in the Consolidated Statement of Financial Position were:

Deferred Tax Assets

($ in millions)

At December 31:	2015	2014
Retirement benefits	$4,621	$4,795
Share-based and other compensation	963	1,328
Domestic tax loss/credit carryforwards	1,066	858
Deferred income	762	957
Foreign tax loss/credit carryforwards	825	686
Bad debt, inventory and warranty reserves	528	529
Depreciation	329	329
Accruals	904	1,176
Other	931	1,306
Gross deferred tax assets	10,929	11,964
Less: valuation allowance	740	646
Net deferred tax assets	$10,189	$11,318

Notes to Consolidated Financial Statements

International Business Machines Corporation and Subsidiary Companies

Deferred Tax Liabilities

($ in millions)

At December 31:	2015	2014
Depreciation	$919	$487
Retirement benefits	252	205
Goodwill and intangible assets	1,407	1,263
Leases	916	912
Software development costs	554	421
Deferred transition costs	395	374
Other	1,177	1,111
Gross deferred tax liabilities	$5,620	$4,773

For income tax return purposes, the company has foreign and domestic loss carryforwards, the tax effect of which is $742 million, as well as domestic and foreign credit carryforwards of $1,149 million. Substantially all of these carryforwards are available for at least two years or are available for 10 years or more.

The valuation allowances as of December 31, 2015, 2014 and 2013 were $740 million, $646 million and $734 million, respectively. The amounts principally apply to certain foreign, state and local loss carryforwards and credits that, in the opinion of management, are more likely than not to expire unutilized. However, to the extent that tax benefits related to these carryforwards are realized in the future, the reduction in the valuation allowance will reduce income tax expense.

The amount of unrecognized tax benefits at December 31, 2015 decreased by $530 million in 2015 to $4,574 million. A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

($ in millions)

	2015	2014	2013
Balance at January 1	$5,104	$4,458	$5,672
Additions based on tax positions related to the current year	464	697	829
Additions for tax positions of prior years	569	586	417
Reductions for tax positions of prior years (including impacts due to a lapse in statute)	(1,348)	(579)	(2,201)
Settlements	(215)	(58)	(259)
Balance at December 31	$4,574	$5,104	$4,458

The additions to unrecognized tax benefits related to the current and prior years are primarily attributable to non-U.S. issues, certain tax incentives and credits and state issues. The settlements and reductions to unrecognized tax benefits for tax positions of prior years are primarily attributable to the completion of the IRS examination for 2011 and 2012, currency, non-U.S. audits and impacts due to lapses in statutes of limitation.

In April 2010, the company appealed the determination of the Japan Tax Authorities with respect to certain foreign tax losses. The unrecognized tax benefit of these losses totals $997 million as of December 31, 2015. In April 2011, the company received notification that the appeal was denied, and in June 2011, the company filed a lawsuit challenging this decision. In May 2014, the Tokyo District Court ruled in favor of the company. The Japanese government appealed the ruling to the Tokyo High Court. In March 2015, the Tokyo High Court ruled in favor of the company and, in April 2015, the Japanese government appealed the ruling to the Japan Supreme Court. See Note U, “Subsequent Events,” for an update on this matter.

The liability at December 31, 2015 of $4,574 million can be reduced by $850 million of offsetting tax benefits associated with the correlative effects of potential transfer pricing adjustments, U.S. tax credits, state income taxes and timing adjustments. The net amount of $3,724 million, if recognized, would favorably affect the company’s effective tax rate. The net amounts at December 31, 2014 and 2013 were $4,229 million and $3,902 million, respectively.

Interest and penalties related to income tax liabilities are included in income tax expense. During the year ended December 31, 2015, the company recognized $141 million in interest expense and penalties; in 2014, the company recognized $216 million in interest expense and penalties; and, in 2013, the company recognized a benefit of $93 million in interest expense and penalties. The company has $613 million for the payment of interest and penalties accrued at December 31, 2015, and had $593 million accrued at December 31, 2014 excluding the Japan matter discussed above.

Within the next 12 months, the company believes it is reasonably possible that the total amount of unrecognized tax benefits associated with certain positions may be reduced as certain foreign issues may be concluded. The company estimates that the unrecognized tax benefits at December 31, 2015 could be reduced by approximately $413 million.

The company is subject to taxation in the U.S. and various state and foreign jurisdictions. With respect to major U.S. state and foreign taxing jurisdictions, the company is generally no longer subject to tax examinations for years prior to 2011. With limited exception, the company is no longer subject to income tax examination of its U.S. federal tax return for years prior to 2013. The open years contain matters that could be subject to differing interpretations of applicable tax laws and regulations related to the amount and/or timing of income, deductions and tax credits. Although the outcome of tax audits is always uncertain, the company believes that adequate amounts of tax and interest have been provided for any significant adjustments that are expected to result for these years.

     In the fourth quarter of 2013, the company received a draft tax assessment notice for approximately $866 million (approximately $810 million at 2015 year-end currency rates) from the Indian Tax Authorities for 2009. The company believes it will prevail on these matters and that this amount is not a meaningful indicator

Notes to Consolidated Financial Statements

International Business Machines Corporation and Subsidiary Companies

of liability. At December 31, 2015, the company has recorded $526 million as prepaid income taxes in India. A significant portion of this balance represents cash tax deposits paid over time to protect the company’s right to appeal various income tax assessments made by the Indian Tax Authorities.

In the first quarter of 2016, the IRS commenced its audit of the company’s U.S. tax returns for 2013 and 2014. The company anticipates that this audit will be completed by the end of 2017.

The company has not provided deferred taxes on $68.1 billion of undistributed earnings of non-U.S. subsidiaries at December 31, 2015, as it is the company’s policy to indefinitely reinvest these earnings in non-U.S. operations. However, the company periodically repatriates a portion of these earnings to the extent that it does not incur an additional U.S. tax liability. Quantification of the deferred tax liability, if any, associated with indefinitely reinvested earnings is not practicable.

NOTE O.

RESEARCH, DEVELOPMENT AND ENGINEERING

RD&E expense was $5,247 million in 2015, $5,437 million in 2014 and $5,743 million in 2013. In addition, RD&E expense included in discontinued operations was $197 million in 2015, $368 million in 2014 and $483 million in 2013.

The company incurred total expense of $5,178 million, $5,595 million and $5,959 million in 2015, 2014 and 2013, respectively, for scientific research and the application of scientific advances to the development of new and improved products and their uses, as well as services and their application. Within these amounts, software-related expense was $3,064 million, $3,064 million and $3,077 million in 2015, 2014 and 2013, respectively.

Expense for product-related engineering was $267 million, $211 million and $267 million in 2015, 2014 and 2013, respectively.

NOTE P.

EARNINGS PER SHARE OF COMMON STOCK

The following table presents the computation of basic and diluted earnings per share of common stock.

($ in millions except per share amounts)

For the year ended December 31:	2015	2014	2013
Weighted-average number of shares on which earnings per share calculations are based
Basic	978,744,523	1,004,272,584	1,094,486,604
Add—incremental shares under stock-based compensation plans	3,037,001	4,332,155	6,751,240
Add—incremental shares associated with contingently issuable shares	918,744	1,395,741	1,804,313
Assuming dilution	982,700,267	1,010,000,480	1,103,042,156
Income from continuing operations	$13,364	$15,751	$16,881
Loss from discontinued operations, net of tax	(174)	(3,729)	(398)
Net income on which basic earnings per share is calculated	$13,190	$12,022	$16,483
Income from continuing operations	$13,364	$15,751	$16,881
Net income applicable to contingently issuable shares	(1)	(3)	(1)
Income from continuing operations on which diluted earnings per share is calculated	$13,363	$15,749	$16,880
Loss from discontinued operations, net of tax, on which basic and diluted earnings per share is calculated	(174)	(3,729)	(398)
Net income on which diluted earnings per share is calculated	$13,189	$12,020	$16,483
Earnings/(loss) per share of common stock
Assuming dilution
Continuing operations	$13.60	$15.59	$15.30
Discontinued operations	(0.18)	(3.69)	(0.36)
Total	$13.42	$11.90	$14.94
Basic
Continuing operations	$13.66	$15.68	$15.42
Discontinued operations	(0.18)	(3.71)	(0.36)
Total	$13.48	$11.97	$15.06

Notes to Consolidated Financial Statements

International Business Machines Corporation and Subsidiary Companies

Weighted-average stock options to purchase 41,380 common shares in 2015, 17,420 common shares in 2014 and 8,797 common shares in 2013 were outstanding, but were not included in the computation of diluted earnings per share because the exercise price of the options was greater than the average market price of the common shares for the full year, and therefore, the effect would have been antidilutive.

NOTE Q.

RENTAL EXPENSE AND LEASE COMMITMENTS

Rental expense, including amounts charged to inventories and fixed assets, and excluding amounts previously reserved, was $1,474 million in 2015, $1,592 million in 2014 and $1,759 million in 2013. Within these amounts, rental expense reflected in discontinued operations was $29 million, $95 million and $115 million, in 2015, 2014 and 2013, respectively. Rental expense in agreements with rent holidays and scheduled rent increases is recorded on a straight-line basis over the lease term. Contingent rentals are included in the determination of rental expense as accruable. The table below depicts gross minimum rental commitments under noncancelable leases, amounts related to vacant space associated with infrastructure reductions, sublease income commitments and capital lease commitments. These amounts reflect activities primarily related to office space, as well as data centers.

($ in millions)

	2016	2017	2018	2019	2020	Beyond 2020
Operating lease commitments
Gross minimum rental commitments (including vacant space below)	$1,347	$1,231	$1,107	$985	$776	$988
Vacant space	$14	$4	$1	$—	$—	$—
Sublease income commitments	$11	$7	$5	$4	$1	$1
Capital lease commitments	$7	$2	$2	$2	$1	$—

NOTE R.

STOCK-BASED COMPENSATION

The following table presents total stock-based compensation cost included in income from continuing operations.

($ in millions)

For the year ended December 31:	2015	2014	2013
Cost	$100	$121	$122
Selling, general and administrative	322	350	435
Research, development and engineering	51	54	57
Other (income) and expense*	(6)	(13)	—
Pre-tax stock-based compensation cost	468	512	614
Income tax benefits	(156)	(174)	(213)
Net stock-based compensation cost	$312	$338	$402

* Reflects the one-time effects related to divestitures.

The amount of stock-based compensation cost included in discontinued operations, net of tax, was immaterial in all periods.

Total unrecognized compensation cost related to non-vested awards at December 31, 2015 and 2014 was $871 million and $874 million, respectively. The amount at December 31, 2015 is expected to be recognized over a weighted-average period of approximately 2.7 years.

There was no significant capitalized stock-based compensation cost at December 31, 2015, 2014 and 2013.

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

The amount of shares originally authorized to be issued under the company’s existing Plans was 274 million at December 31, 2015. In addition, certain incentive awards granted under previous plans, if and when those awards were canceled, could be reissued under the company’s existing Plans. As such, 66.2 million additional awards were considered authorized to be issued under the company’s existing Plans as of December 31, 2015. There were 111.6 million unused shares available to be granted under the Plans as of December 31, 2015.

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

The tables below summarize RSU and PSU activity under the Plans during the years ended December 31, 2015, 2014 and 2013.

RSUs

	2015		2014		2013
	Weighted-		Weighted-		Weighted-
	Average	Number	Average	Number	Average	Number
	Grant Price	of Units	Grant Price	of Units	Grant Price	of Units
Balance at January 1	$171	7,734,277	$166	8,635,317	$148	9,841,461
RSUs granted	143	4,230,186	172	2,525,947	189	2,541,081
RSUs released	164	(3,567,495)	157	(2,401,761)	131	(2,952,363)
RSUs canceled/forfeited	167	(869,627)	167	(1,025,226)	154	(794,862)
Balance at December 31	$159	7,527,341	$171	7,734,277	$166	8,635,317

PSUs

	2015		2014		2013
	Weighted-		Weighted-		Weighted-
	Average	Number	Average	Number	Average	Number
	Grant Price	of Units	Grant Price	of Units	Grant Price	of Units
Balance at January 1	$185	3,140,707	$178	2,824,294	$151	3,172,201
PSUs granted at target	153	1,137,242	180	1,430,098	195	869,875
Performance adjustments*	185	(168,055)	157	29,960	118	152,069
PSUs released	185	(840,552)	157	(1,027,181)	118	(1,321,784)
PSUs canceled/forfeited	184	(340,410)	187	(116,464)	170	(48,067)
Balance at December 31**	$173	2,928,932	$185	3,140,707	$178	2,824,294

*    Represents the change in shares issued to employees after vesting of PSUs because final performance metrics were above or below specified targets.

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

The remaining weighted-average contractual term of RSUs at December 31, 2015, 2014 and 2013 is the same as the period over which the remaining cost of the awards will be recognized, which is approximately three years. The fair value of RSUs granted during the years ended December 31, 2015, 2014 and 2013 was $606 million, $434 million and $481 million, respectively. The total fair value of RSUs vested and released during the years ended December 31, 2015, 2014 and 2013 was $583 million, $378 million and $386 million, respectively. As of December 31, 2015, 2014 and 2013, there was $800 million, $754 million and $871 million, respectively, of unrecognized compensation cost related to non-vested RSUs. The company received no cash from employees as a result of employee vesting and release of RSUs for the years ended December 31, 2015, 2014 and 2013.

Notes to Consolidated Financial Statements

International Business Machines Corporation and Subsidiary Companies

PSUs are stock awards where the number of shares ultimately received by the employee depends on the company’s performance against specified targets and typically vest over a three-year period. For PSUs, dividend equivalents are not paid. The fair value of each PSU is determined on the grant date, based on the company’s stock price, adjusted for the exclusion of dividend equivalents, and assumes that performance targets will be achieved. Over the performance period, the number of shares of stock that will be issued is adjusted upward or downward based upon the probability of achievement of performance targets. The ultimate number of shares issued and the related compensation cost recognized as expense will be based on a comparison of the final performance metrics to the specified targets. The fair value of PSUs granted at target during the years ended December 31, 2015, 2014 and 2013 was $174 million, $257 million and $170 million, respectively. Total fair value of PSUs vested and released during the years ended December 31, 2015, 2014 and 2013 was $156 million, $161 million and $156 million, respectively.

In connection with vesting and release of RSUs and PSUs, the tax benefits realized by the company for the years ended December 31, 2015, 2014 and 2013 were $228 million, $222 million and $312 million, respectively.

Stock Options

Stock options are awards which allow the employee to purchase shares of the company’s stock at a fixed price. Stock options are granted at an exercise price equal to the company’s average high and low stock price on the date of grant. These awards generally vest in four equal increments on the first four anniversaries of the grant date and have a contractual term of 10 years.

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

During the years ended December 31, 2015, 2014 and 2013, the company did not grant stock options.

The following table summarizes option activity under the Plans during the years ended December 31, 2015, 2014 and 2013.

	2015		2014		2013
	Weighted-	Number of	Weighted-	Number of	Weighted-	Number of
	Average	Shares	Average	Shares	Average	Shares
	Exercise Price	Under Option	Exercise Price	Under Option	Exercise Price	Under Option
Balance at January 1	$97	1,750,949	$97	5,622,951	$94	11,389,721
Options exercised	98	(1,214,109)	97	(3,740,252)	90	(5,585,127)
Options canceled/expired	100	(57,066)	95	(131,750)	86	(181,643)
Balance at December 31	$94	479,774	$97	1,750,949	$97	5,622,951
Exercisable at December 31	$94	479,774	$97	1,750,949	$97	5,622,951

The shares under option at December 31, 2015 were in the following exercise price ranges:

	Options Outstanding and Exercisable
				Weighted-Average
	Weighted-	Number of	Aggregate	Remaining
	Average	Shares	Intrinsic	Contractual Life
Exercise Price Range	Exercise Price	Under Option	Value	(in Years)
$85 and under	$83	192,959	$10,597,402	0.3
$86 and over	101	286,815	10,376,342	1.2
	$94	479,774	$20,973,745	0.9

Exercises of Employee Stock Options

The total intrinsic value of options exercised during the years ended December 31, 2015, 2014 and 2013 was $74 million, $323 million and $614 million, respectively. The total cash received from employees as a result of employee stock option exercises for the years ended December 31, 2015, 2014 and 2013 was approximately $119 million, $364 million and $505 million, respectively. In connection with these exercises, the tax benefits realized by the company for the years ended December 31, 2015, 2014 and 2013 were $26 million, $107 million and $199 million, respectively.

The company settles employee stock option exercises primarily with newly issued common shares and, occasionally, with treasury shares. Total treasury shares held at December 31, 2015 and 2014 were approximately 1,255 million and 1,225 million shares, respectively.

Notes to Consolidated Financial Statements

International Business Machines Corporation and Subsidiary Companies

Acquisitions

In connection with various acquisition transactions, there was an additional 0.4 million shares of stock-based awards, consisting of stock options and restricted stock units, outstanding at December 31, 2015, as a result of the company’s conversion of stock-based awards previously granted by the acquired entities. The weighted-average exercise price of these awards was $50 per share.

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

Employees purchased 1.3 million, 1.3 million and 1.5 million shares under the ESPP during the years ended December 31, 2015, 2014 and 2013, respectively. Cash dividends declared and paid by the company on its common stock also include cash dividends on the company stock purchased through the ESPP. Dividends are paid on full and fractional shares and can be reinvested. The company stock purchased through the ESPP is considered outstanding and is included in the weighted-average outstanding shares for purposes of computing basic and diluted earnings per share.

In July 2014, the “2014 ESPP Reserve” became effective and 25 million additional shares of authorized common stock were reserved and approved for issuance. The 2014 ESPP provides for semi-annual offerings commencing July 1, 2014, and continuing as long as shares remain available under the ESPP, unless terminated earlier at the discretion of the Board of Directors.

Approximately 23.1 million, 24.4 million and 2.3 million shares were available for purchase under the ESPP at December 31, 2015, 2014 and 2013, respectively.

NOTE S.

RETIREMENT-RELATED BENEFITS

Description of Plans

IBM sponsors defined benefit pension plans and defined contribution plans that cover eligible regular employees, a supplemental retention plan that covers certain U.S. executives and nonpension postretirement benefit plans primarily consisting of retiree medical and dental benefits for eligible retirees and dependents.

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

Defined Contribution Plans

IBM 401(k) Plus Plan

U.S. regular, full-time and part-time employees are eligible to participate in the IBM 401(k) Plus Plan, which is a qualified defined contribution plan under section 401(k) of the Internal Revenue Code. Under the IBM 401(k) Plus Plan, eligible employees receive a dollar-for-dollar match of their contributions generally up to 6 percent of eligible compensation for those hired prior to January 1, 2005, and, generally up to 5 percent of eligible compensation for those hired on or after January 1, 2005. In addition, eligible employees generally receive automatic contributions from the company equal to 1, 2 or 4 percent of eligible compensation based on their eligibility to participate in the PPP as of December 31, 2007. Employees generally receive automatic contributions and matching contributions after the completion of one year of service.

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

IBM Excess 401(k) Plus Plan

The IBM Excess 401(k) Plus Plan (Excess 401(k)) is an unfunded, nonqualified defined contribution plan. Employees whose eligible compensation is expected to exceed the IRS compensation limit for qualified plans are eligible to participate in the Excess 401(k). The purpose of the Excess 401(k) is to provide benefits that would be provided under the qualified IBM 401(k) Plus Plan if the compensation limits did not apply.

Amounts deferred into the Excess 401(k) are record-keeping (notional) accounts and are not held in trust for the participants. Participants in the Excess 401(k) may invest their notional accounts in investments which mirror the primary investment options available under the 401(k) Plus Plan. Participants in the Excess 401(k) are also eligible to receive company match and automatic contributions (at the same rate as under the 401(k) Plus Plan) on eligible compensation deferred into the Excess 401(k) and on compensation earned in excess of the Internal Revenue Code pay limit once they have completed one year of service. Amounts deferred into the Excess 401(k), including company contributions are recorded as liabilities in the Consolidated Statement of Financial Position. Effective January 1, 2013, matching and automatic contributions are recorded once annually at the end of the year. In order to receive such contributions each year, a participant must be employed on December 15 of the plan year. However, if a participant separates from service prior to December 15, and has completed certain service and/or age requirements, then the participant will be eligible to receive such matching and automatic contributions following separation from service.

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

Non-U.S. Plans

Certain subsidiaries and branches outside the United States sponsor defined benefit and/or defined contribution plans that cover eligible regular employees. The company deposits funds under various fiduciary-type arrangements, purchases annuities under group contracts or provides reserves for these plans. Benefits under the defined benefit plans are typically based either on years of service and the employee’s compensation (generally during a fixed number of years immediately before retirement) or on annual credits. The range of assumptions that are used for the non-U.S. defined benefit plans reflect the different economic environments within the various countries.

In addition, certain of the company’s non-U.S. subsidiaries sponsor nonpension postretirement benefit plans that provide medical and dental benefits to eligible non-U.S. retirees and eligible dependents, as well as life insurance for certain eligible non-U.S. retirees. However, most non-U.S. retirees are covered by local government sponsored and administered programs.

Notes to Consolidated Financial Statements

International Business Machines Corporation and Subsidiary Companies

Plan Financial Information

Summary of Financial Information

The following table presents a summary of the total retirement-related benefits net periodic (income)/cost recorded in the Consolidated Statement of Earnings.

($ in millions)

	U.S. Plans			Non-U.S. Plans			Total
For the year ended December 31:	2015	2014	2013	2015	2014	2013	2015	2014	2013
Defined benefit pension plans	$(284)	$(833)	$(223)	$1,421	$1,267	$1,396	$1,137	$434	$1,173
Retention Plan	23	15	21	—	—	—	23	15	21
Total defined benefit pension plans (income)/cost	$(261)	$(818)	$(202)	$1,421	$1,267	$1,396	$1,160	$449	$1,195
IBM 401(k) Plus Plan and non-U.S. plans	$676	$713	$785	$442	$526	$575	$1,117	$1,239	$1,361
Excess 401(k)	21	14	24	—	—	—	21	14	24
Total defined contribution plans cost	$697	$727	$809	$442	$526	$575	$1,138	$1,253	$1,384
Nonpension postretirement benefit plans cost	$218	$206	$218	$55	$66	$79	$273	$272	$298
Total retirement-related benefits net periodic cost	$654	$115	$826	$1,918	$1,859	$2,051	$2,572	$1,974	$2,876

The following table presents a summary of the total PBO for defined benefit pension plans, APBO for nonpension postretirement benefit plans, fair value of plan assets and the associated funded status recorded in the Consolidated Statement of Financial Position.

($ in millions)

	Benefit Obligations		Fair Value of Plan Assets		Funded Status*
At December 31:	2015	2014	2015	2014	2015	2014
U.S. Plans
Overfunded plans
Qualified PPP	$51,287	$54,708	$51,716	$55,772	$429	$1,065
Underfunded plans
Excess PPP	$1,522	$1,602	$—	$—	$(1,522)	$(1,602)
Retention Plan	312	334	—	—	(312)	(334)
Nonpension postretirement benefit plan	4,652	5,053	71	16	(4,582)	(5,037)
Total underfunded U.S. plans	$6,486	$6,989	$71	$16	$(6,415)	$(6,973)
Non-U.S. Plans
Overfunded plans
Qualified defined benefit pension plans	$16,766	$16,794	$18,070	$17,888	$1,304	$1,094
Nonpension postretirement benefit plans	0	11	0	11	0	0
Total overfunded non-U.S. plans	$16,766	$16,804	$18,070	$17,898	$1,304	$1,094
Underfunded plans
Qualified defined benefit pension plans	$22,039	$26,278	$17,677	$21,655	$(4,362)	$(4,623)
Nonqualified defined benefit pension plans	5,911	6,762	—	—	(5,911)	(6,762)
Nonpension postretirement benefit plans	618	806	59	73	(558)	(733)
Total underfunded non-U.S. plans	$28,568	$33,846	$17,737	$21,729	$(10,832)	$(12,118)
Total overfunded plans	$68,053	$71,512	$69,786	$73,671	$1,734	$2,159
Total underfunded plans	$35,054	$40,836	$17,807	$21,745	$(17,247)	$(19,091)

* Funded status is recognized in the Consolidated Statement of Financial Position as follows: Asset amounts as prepaid pension assets; (Liability) amounts as compensation and benefits (current liability) and retirement and nonpension postretirement benefit obligations (noncurrent liability).

At December 31, 2015, the company’s qualified defined benefit pension plans worldwide were 97 percent funded compared to the benefit obligations, with the U.S. Qualified PPP 101 percent funded. Overall, including nonqualified plans, the company’s defined benefit pension plans worldwide were 89 percent funded.

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

($ in millions)

	Defined Benefit Pension Plans
	U.S. Plans			Non-U.S. Plans
For the year ended December 31:	2015	2014	2013	2015	2014	2013
Service cost	$—	$—	$—	$454	$449	$501
Interest cost	2,028	2,211	1,980	1,075	1,533	1,524
Expected return on plan assets	(3,953)	(4,096)	(3,981)	(1,919)	(2,247)	(2,195)
Amortization of transition assets	—	—	—	0	0	0
Amortization of prior service costs/(credits)	10	10	10	(98)	(111)	(119)
Recognized actuarial losses	1,654	1,056	1,790	1,581	1,400	1,600
Curtailments and settlements	—	—	—	35	26	0
Multi-employer plans/other costs*	—	—	—	293	217	85
Total net periodic (income)/cost	$(261)	$(818)	$(202)	$1,421	$1,267	$1,396

($ in millions)

	Nonpension Postretirement Benefit Plans
	U.S. Plan			Non-U.S. Plans
For the year ended December 31:	2015	2014	2013	2015	2014	2013
Service cost	$24	$26	$35	$7	$7	$10
Interest cost	163	187	164	50	63	60
Expected return on plan assets	0	0	(1)	(7)	(9)	(9)
Amortization of transition assets	—	—	—	0	0	0
Amortization of prior service costs/(credits)	(7)	(7)	—	(5)	(5)	(5)
Recognized actuarial losses	39	0	21	10	11	23
Curtailments and settlements	—	—	—	0	0	0
Total net periodic cost	$218	$206	$218	$55	$66	$79

* The non-U.S. plans amount includes $233 million and $148 million related to the IBM Spain pension litigation for 2015 and 2014, respectively. See page 132 for additional information.

Notes to Consolidated Financial Statements

International Business Machines Corporation and Subsidiary Companies

The following table presents the changes in benefit obligations and plan assets of the company’s retirement-related benefit plans, excluding defined contribution plans.

($ in millions)

	Defined Benefit Pension Plans				Nonpension Postretirement Benefit Plans
	U.S. Plans		Non-U.S. Plans		U.S. Plan		Non-U.S. Plans
	2015	2014	2015	2014	2015	2014	2015	2014
Change in benefit obligation
Benefit obligation at January 1	$56,643	$51,034	$49,834	$48,620	$5,053	$4,633	$817	$832
Service cost	—	—	454	449	24	26	7	7
Interest cost	2,028	2,211	1,075	1,533	163	187	50	63
Plan participants’ contributions	—	—	34	37	52	61	—	—
Acquisitions/divestitures, net	—	—	39	(90)	(8)	0	0	0
Actuarial losses/(gains)	(1,920)	6,968	(861)	6,662	(204)	548	(52)	38
Benefits paid from trust	(3,514)	(3,455)	(1,784)	(1,985)	(406)	(388)	(5)	(5)
Direct benefit payments	(117)	(114)	(402)	(465)	(23)	(37)	(26)	(26)
Foreign exchange impact	—	—	(3,907)	(5,073)	—	—	(174)	(91)
Medicare/Government subsidies	—	—	—	—	1	23	—	—
Amendments/curtailments/settlements/other	—	—	235	146	0	0	0	(1)
Benefit obligation at December 31	$53,120	$56,643	$44,717	$49,834	$4,652	$5,053	$618	$817
Change in plan assets
Fair value of plan assets at January 1	$55,772	$53,954	$39,543	$39,464	$16	$177	$84	$92
Actual return on plan assets	(542)	5,274	417	5,579	0	0	7	9
Employer contributions	—	—	474	465	409	166	0	0
Acquisitions/divestitures, net	—	—	53	(59)	0	0	0	0
Plan participants’ contributions	—	—	34	37	52	61	—	—
Benefits paid from trust	(3,514)	(3,455)	(1,784)	(1,985)	(406)	(388)	(5)	(5)
Foreign exchange impact	—	—	(3,004)	(4,049)	—	—	(26)	(11)
Amendments/curtailments/settlements/other	—	—	14 *	93 *	—	—	(1)	0
Fair value of plan assets at December 31	$51,716	$55,772	$35,748	$39,543	$71	$16	$59	$84
Funded status at December 31	$(1,405)	$(871)	$(8,969)	$(10,291)	$(4,582)	$(5,037)	$(558)	$(733)
Accumulated benefit obligation**	$53,120	$56,643	$44,071	$47,516	N/A	N/A	N/A	N/A

* Includes the reinstatement of certain plan assets in Brazil due to government rulings in 2011 and 2013 allowing certain previously restricted plan assets to be returned to IBM. Return of assets to IBM over a three-year period began June 2011 and September 2013 respectively, with approximately $33 million returned in 2015 and $122 million returned during 2014. The remaining surplus in Brazil at December 31, 2015 is excluded from total plan assets due to continued restrictions imposed by the government on the use of those plan assets.

** Represents the benefit obligation assuming no future participant compensation increases.

N/A—Not applicable

The following table presents the net funded status recognized in the Consolidated Statement of Financial Position.

($ in millions)

	Defined Benefit Pension Plans				Nonpension Postretirement Benefit Plans
	U.S. Plans		Non-U.S. Plans		U.S. Plan		Non-U.S. Plans
At December 31:	2015	2014	2015	2014	2015	2014	2015	2014
Prepaid pension assets	$429	$1,065	$1,304	$1,095	$0	$0	$0	$0
Current liabilities—compensation and benefits	(116)	(111)	(297)	(326)	(320)	(381)	(11)	(13)
Noncurrent liabilities—retirement and nonpension postretirement benefit obligations	(1,718)	(1,825)	(9,976)	(11,060)	(4,262)	(4,656)	(547)	(720)
Funded status—net	$(1,405)	$(871)	$(8,969)	$(10,291)	$(4,582)	$(5,037)	$(558)	$(733)

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

($ in millions)

	Defined Benefit Pension Plans				Nonpension Postretirement Benefit Plans
	U.S. Plans		Non-U.S. Plans		U.S. Plan		Non-U.S. Plans
	2015	2014	2015	2014	2015	2014	2015	2014
Net loss at January 1	$18,442	$13,709	$21,676	$19,777	$852	$304	$189	$161
Current period loss/(gain)	2,576	5,789	661	3,324	(204)	548	(51)	38
Curtailments and settlements	—	—	(33)	(25)	—	—	0	1
Amortization of net loss included in net periodic (income)/cost	(1,654)	(1,056)	(1,581)	(1,400)	(39)	0	(10)	(11)
Net loss at December 31	$19,363	$18,442	$20,724	$21,676	$609	$852	$128	$189
Prior service costs/(credits) at January 1	$110	$120	$(386)	$(496)	$23	$15	$(26)	$(32)
Current period prior service costs/(credits)	—	—	(6)	(1)	—	—	0	0
Amortization of prior service (costs)/credits included in net periodic (income)/cost	(10)	(10)	98	111	7	7	5	5
Prior service costs/(credits) at December 31	$101	$110	$(294)	$(386)	$30	$23	$(21)	$(26)
Transition (assets)/liabilities at January 1	$—	$—	$0	$0	$—	$—	$0	$0
Amortization of transition assets/(liabilities) included in net periodic (income)/cost	—	—	0	0	—	—	0	0
Transition (assets)/liabilities at December 31	$—	$—	$0	$0	$—	$—	$0	$0
Total loss recognized in accumulated other comprehensive income/(loss)*	$19,464	$18,552	$20,429	$21,290	$639	$875	$106	$163

* See note L, “Equity Activity,” for the total change in AOCI, and the Consolidated Statement of Comprehensive Income for the components of net periodic (income)/cost, including the related tax effects, recognized in OCI for the retirement-related benefit plans.

The following table presents the pre-tax estimated net loss, estimated prior service costs/(credits) and estimated transition (assets)/liabilities of the retirement-related benefit plans that will be amortized from AOCI into net periodic (income)/cost in 2016.

($ in millions)

	Defined Benefit		Nonpension Postretirement
	Pension Plans		Benefit Plans
	U.S. Plans	Non-U.S. Plans	U.S. Plan	Non-U.S. Plans
Net loss	$1,331	$1,361	$19	$8
Prior service costs/(credits)	10	(96)	(7)	(4)
Transition (assets)/liabilities	—	—	—	—

On March 24, 2014, the Supreme Court of Spain issued a ruling against IBM Spain in litigation involving its defined benefit and defined contribution plans. As a result of the ruling, the company recorded pre-tax retirement-related obligations of $233 million in 2015 and $148 million in 2014 in selling, general and administrative expense in the Consolidated Statement of Earnings. These obligations are reflected in “Non-U.S. Plans—Multi-employer plans/other costs” in the table on page 130. See note M, “Contingencies and Commitments,” on page 119 for additional information regarding pension plan litigation matters.

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

	Defined Benefit Pension Plans
	U.S. Plans			Non-U.S. Plans
	2015	2014	2013	2015	2014	2013
Weighted-average assumptions used to measure net periodic (income)/cost for the year ended December 31
Discount rate	3.70%	4.50%	3.60%	2.34%	3.32%	3.23%
Expected long-term returns on plan assets	7.50%	8.00%	8.00%	5.67%	6.08%	6.21%
Rate of compensation increase	N/A	N/A	N/A	2.49%	2.52%	2.51%
Weighted-average assumptions used to measure benefit obligations at December 31
Discount rate	4.00%	3.70%	4.50%	2.40%	2.34%	3.32%
Rate of compensation increase	N/A	N/A	N/A	2.40%	2.49%	2.52%

N/A—Not applicable

	Nonpension Postretirement Benefit Plans
	U.S. Plan			Non-U.S. Plans
	2015	2014	2013	2015	2014	2013
Weighted-average assumptions used to measure net periodic cost for the year ended December 31
Discount rate	3.40%	4.10%	3.30%	7.51%	7.78%	6.43%
Expected long-term returns on plan assets	N/A	N/A	0.35%	10.17%	10.22%	9.01%
Weighted-average assumptions used to measure benefit obligations at December 31
Discount rate	3.70%	3.40%	4.10%	7.06%	7.51%	7.78%

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

Notes to Consolidated Financial Statements

International Business Machines Corporation and Subsidiary Companies

For the U.S. defined benefit pension plans, the changes in the discount rate assumptions impacted the net periodic (income)/cost and the PBO. The changes in the discount rate assumptions resulted in a decrease in 2015 net periodic income of $286 million, an increase in 2014 net periodic income of $275 million and a decrease in 2013 net periodic income of $162 million. The changes in the discount rate assumptions resulted in a decrease in the PBO of $1,621 million and an increase of $4,437 million at December 31, 2015 and 2014, respectively.

For the U.S. nonpension postretirement benefit plans, the changes in the discount rate assumptions had no material impact on net periodic cost for the years ended December 31, 2015, 2014 and 2013, and resulted in a decrease in the APBO of $109 million and an increase of $256 million at December 31, 2015 and 2014, respectively.

For all of the company’s retirement-related benefit plans, the change in the discount rate assumptions resulted in a decrease in the benefit obligation of approximately $2 billion at December 31, 2015 and an increase of approximately $11 billion at December 31, 2014.

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

For the U.S. defined benefit pension plan, the expected long-term rate of return on plan assets for the years ended December 31, 2015, 2014 and 2013 was 7.5 percent, 8 percent and 8 percent, respectively. The change in the rate in 2015 resulted in a decrease in 2015 net periodic income of $264 million. For 2016, the projected long-term rate of return on plan assets is approximately 7.0 percent.

For the U.S. nonpension postretirement benefit plans, the company maintains a highly liquid trust fund balance to ensure timely payments are made. As a result, for the years ended December 31, 2015, 2014 and 2013, the expected long-term return on plan assets and the actual return on those assets were not material.

Rate of Compensation Increases and Mortality Rate

The rate of compensation increases is determined by the company, based upon its long-term plans for such increases. The rate of compensation increase is not applicable to the U.S. defined benefit pension plans as benefit accruals ceased December 31, 2007 for all participants. Mortality rate assumptions are based on life expectancy and death rates for different types of participants. Mortality rates are periodically updated based on actual experience. In the U.S., the Society of Actuaries released new mortality tables in 2014 and updated them in 2015. The company utilized these tables in its plan remeasurements at December 31, 2015 and 2014. For the U.S. retirement related plans, the change in mortality assumptions resulted in a decrease to the plan benefit obligations of $0.7 billion and an increase of $2.6 billion at December 31, 2015 and 2014, respectively.

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

For the PPP, the interest crediting rate of 1.1 percent for the year ended December 31, 2015 was unchanged from 2014 and, therefore, had no impact on the decrease in 2015 net periodic income. The change in the interest crediting rate to 1.1 percent for the year ended December 31, 2014, from 1.2 percent for the year ended December 31, 2013, resulted in an increase in 2014 net periodic income of $8 million. The change in the interest crediting rate to 1.2 percent for the year ended December 31, 2013, from 1.1 percent for the year ended December 31, 2012, resulted in a decrease in 2013 net periodic income of $6 million.

Notes to Consolidated Financial Statements

International Business Machines Corporation and Subsidiary Companies

Healthcare Cost Trend Rate

For nonpension postretirement benefit plan accounting, the company reviews external data and its own historical trends for healthcare costs to determine the healthcare cost trend rates. However, the healthcare cost trend rate has an insignificant effect on plan costs and obligations as a result of the terms of the plan which limit the company’s obligation to the participants. The company assumes that the healthcare cost trend rate for 2016 will be 7 percent. In addition, the company assumes that the same trend rate will decrease to 5 percent over the next eight years. A one percentage point increase or decrease in the assumed healthcare cost trend rate would not have had a material effect on 2015, 2014 and 2013 net periodic cost or the benefit obligations as of December 31, 2015 and 2014.

Plan Assets

Retirement-related benefit plan assets are recognized and measured at fair value. Because of the inherent uncertainty of valuations, these fair value measurements may not necessarily reflect the amounts the company could realize in current market transactions.

Investment Policies and Strategies

The investment objectives of the Qualified PPP portfolio are designed to generate returns that will enable the plan to meet its future obligations. The precise amount for which these obligations will be settled depends on future events, including the retirement dates and life expectancy of the plans’ participants. The obligations are estimated using actuarial assumptions, based on the current economic environment and other pertinent factors described on pages 133 through 134. The Qualified PPP portfolio’s investment strategy balances the requirement to generate returns, using potentially higher yielding assets such as equity securities, with the need to control risk in the portfolio with less volatile assets, such as fixed-income securities. Risks include, among others, inflation, volatility in equity values and changes in interest rates that could cause the plan to become underfunded, thereby increasing its dependence on contributions from the company. To mitigate any potential concentration risk, careful consideration is given to balancing the portfolio among industry sectors, companies and geographies, taking into account interest rate sensitivity, dependence on economic growth, currency and other factors that affect investment returns. In 2014, the company changed its investment strategy, modifying the target asset allocation, primarily by reducing equity securities and increasing debt securities. This change was designed to reduce the potential negative impact that equity markets might have on the funded status of the plan. The Qualified PPP portfolio’s target allocation is 34 percent equity securities, 56 percent fixed-income securities, 5 percent real estate and 5 percent other investments.

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

Market liquidity risks are tightly controlled, with $5,219 million of the Qualified PPP portfolio as of December 31, 2015 invested in private market assets consisting of private equities and private real estate investments, which are less liquid than publicly traded securities. In addition, the Qualified PPP portfolio had $2,547 million in commitments for future investments in private markets to be made over a number of years. These commitments are expected to be funded from plan assets.

Derivatives are used as an effective means to achieve investment objectives and/or as a component of the plan’s risk management strategy. The primary reasons for the use of derivatives are fixed income management, including duration, interest rate management and credit exposure, cash equitization and to manage currency and commodity strategies.

Outside the U.S., the investment objectives are similar to those described above, subject to local regulations. The weighted-average target allocation for the non-U.S. plans is 29 percent equity securities, 58 percent fixed-income securities, 2 percent real estate and 11 percent other investments, which is consistent with the allocation decisions made by the company’s management. The table on page 136 details the actual equity, fixed income, real estate and other types of investments for non-U.S. plans. In some countries, a higher percentage allocation to fixed income is required to manage solvency and funding risks. In others, the responsibility for managing the investments typically lies with a board that may include up to 50 percent of members elected by employees and retirees. This can result in slight differences compared with the strategies previously described. Generally, these non-U.S. plans do not invest in illiquid assets and their use of derivatives is consistent with the U.S. plan and mainly for currency hedging, interest rate risk management, credit exposure and alternative investment strategies.

The company’s nonpension postretirement benefit plans are underfunded or unfunded. For some plans, the company maintains a nominal, highly liquid trust fund balance to ensure timely benefit payments.

Notes to Consolidated Financial Statements

International Business Machines Corporation and Subsidiary Companies

Defined Benefit Pension Plan Assets

The following table presents the company’s defined benefit pension plans’ asset classes and their associated fair value at December 31, 2015. The U.S. Plan consists of the Qualified PPP and the non-U.S. Plans consist of all plans sponsored by the company’s subsidiaries.

($ in millions)

	U.S. Plan				Non-U.S. Plans
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Equity
Equity securities (1)	$11,210	$1	$—	$11,211	$4,631	$0	$—	$4,631
Equity commingled/mutual funds (2) (3)	99	2,036	—	2,134	90	6,200	—	6,290
Fixed income
Government and related (4)	—	9,854	—	9,854	—	7,482	16	7,499
Corporate bonds (5)	—	17,088	2	17,090	—	1,896	4	1,899
Mortgage and asset-backed securities	—	633	10	643	—	219	—	219
Fixed income commingled/mutual funds (2) (6)	313	192	401	907	38	9,082	—	9,120
Insurance contracts	—	—	—	—	—	1,079	—	1,079
Cash and short-term investments (7)	244	2,305	—	2,549	142	467	—	610
Hedge funds	—	1,419	912	2,331	—	659	—	659
Private equity (8)	—	—	2,790	2,790	—	—	582	582
Private real estate (8)	—	—	2,429	2,429	—	—	661	661
Derivatives (9)	(82)	2	—	(80)	(1)	481	—	480
Other commingled/mutual funds (2) (10)	—	—	—	—	115	1,637	317	2,069
Subtotal	11,784	33,531	6,544	51,859	5,016	29,202	1,580	35,798
Other (11)	—	—	—	(143)	—	—	—	(50)
Fair value of plan assets	$11,784	$33,531	$6,544	$51,716	$5,016	$29,202	$1,580	$35,748

(1)

Represents U.S. and international securities. The U.S. Plan includes IBM common stock of $34 million, representing 0.1 percent of the U.S. Plan assets. Non-U.S. Plans include IBM common stock of $14 million, representing 0.04 percent of the non-U.S. Plans assets.

(2)	Commingled funds represent pooled institutional investments.
(3)	Invests in predominantly equity securities.
(4)	Includes debt issued by national, state and local governments and agencies.
(5)

The U.S. Plan includes IBM corporate bonds of $23 million, representing 0.04 percent of the U.S. Plan assets. Non-U.S. plans include IBM corporate bonds of $1 million representing 0.004 percent of the non-U.S. Plan assets.

(6)	Invests in predominantly fixed-income securities.
(7)	Includes cash and cash equivalents and short-term marketable securities.
(8)	Primarily includes limited partnerships.
(9)	Includes interest rate derivatives, forwards, exchange traded and other over-the-counter derivatives.
(10)	Invests in both equity and fixed-income securities.
(11)	Represents net unsettled transactions, relating primarily to purchases and sales of plan assets.

The U.S. nonpension postretirement benefit plan assets of $71 million were invested in cash, categorized as Level 1 in the fair value hierarchy. The non-U.S. nonpension postretirement benefit plan assets of $59 million, primarily in Brazil, and, to a lesser extent, in Mexico and South Africa, were invested primarily in government and related fixed-income securities and corporate bonds, categorized as Level 2 in the fair value hierarchy.

Notes to Consolidated Financial Statements

International Business Machines Corporation and Subsidiary Companies

The following table presents the company’s defined benefit pension plans’ asset classes and their associated fair value at December 31, 2014. The U.S. Plan consists of the Qualified PPP and the non-U.S. Plans consist of all plans sponsored by the company’s subsidiaries.

($ in millions)

	U.S. Plan				Non-U.S. Plans
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Equity
Equity securities (1)	$11,527	$1	$—	$11,528	$5,652	$—	$—	$5,652
Equity commingled/mutual funds (2) (3)	85	2,277	—	2,362	126	7,415	—	7,540
Fixed income
Government and related (4)	—	7,883	—	7,883	—	8,159	32	8,191
Corporate bonds (5)	—	18,828	4	18,832	—	2,063	1	2,063
Mortgage and asset-backed securities	—	567	20	587	—	238	—	238
Fixed income commingled/mutual funds (2) (6)	312	3,118	295	3,725	87	9,715	—	9,802
Insurance contracts	—	—	—	—	—	1,053	—	1,053
Cash and short-term investments (7)	345	2,304	—	2,650	158	393	—	551
Hedge funds	—	1,474	889	2,362	—	745	—	745
Private equity (8)	—	—	3,287	3,287	—	—	513	513
Private real estate (8)	—	—	2,942	2,942	—	—	664	664
Derivatives (9)	(55)	3	—	(53)	2	846	—	848
Other commingled/mutual funds (2) (10)	—	—	—	—	33	1,513	220	1,766
Subtotal	12,214	36,455	7,437	56,106	6,056	32,139	1,429	39,625
Other (11)	—	—	—	(333)	—	—	—	(82)
Fair value of plan assets	$12,214	$36,455	$7,437	$55,772	$6,056	$32,139	$1,429	$39,543

(1)

Represents U.S. and international securities. The U.S. Plan includes IBM common stock of $55 million, representing 0.1 percent of the U.S. Plan assets. Non-U.S. Plans include IBM common stock of $21 million, representing 0.1 percent of the non-U.S. Plans assets.

(2)	Commingled funds represent pooled institutional investments.
(3)	Invests in predominantly equity securities.
(4)	Includes debt issued by national, state and local governments and agencies.
(5)

The U.S. Plan includes IBM corporate bonds of $10 million, representing 0.02 percent of the U.S. Plan assets. Non-U.S. plans include IBM corporate bonds of $4 million representing 0.01 percent of the non-U.S. Plan assets.

(6)	Invests in predominantly fixed-income securities.
(7)	Includes cash and cash equivalents and short-term marketable securities.
(8)	Primarily includes limited partnerships.
(9)	Includes interest rate derivatives, forwards, exchange traded and other over-the-counter derivatives.
(10)	Invests in both equity and fixed-income securities.
(11)	Represents net unsettled transactions, relating primarily to purchases and sales of plan assets.

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

Notes to Consolidated Financial Statements

International Business Machines Corporation and Subsidiary Companies

The following tables present the reconciliation of the beginning and ending balances of Level 3 assets for the years ended December 31, 2015 and 2014 for the U.S. Plan.

($ in millions)

			Mortgage
			and Asset-	Fixed Income
	Government	Corporate	Backed	Commingled/	Hedge	Private	Private
	and Related	Bonds	Securities	Mutual Funds	Funds	Equity	Real Estate	Total
Balance at January 1, 2015	$—	$4	$20	$295	$889	$3,287	$2,942	$7,437
Return on assets held at end of year	—	0	0	9	23	(199)	(210)	(377)
Return on assets sold during the year	—	1	0	0	—	429	460	889
Purchases, sales and settlements, net	—	(5)	(2)	98	—	(727)	(763)	(1,399)
Transfers, net	—	2	(8)	—	—	0	—	(6)
Balance at December 31, 2015	$—	$2	$10	$401	$912	$2,790	$2,429	$6,544

($ in millions)

			Mortgage
			and Asset-	Fixed Income
	Government	Corporate	Backed	Commingled/	Hedge	Private	Private
	and Related	Bonds	Securities	Mutual Funds	Funds	Equity	Real Estate	Total
Balance at January 1, 2014	$1	$5	$19	$274	$860	$3,771	$3,038	$7,968
Return on assets held at end of year	—	0	0	21	28	(10)	197	238
Return on assets sold during the year	—	0	0	—	—	332	199	531
Purchases, sales and settlements, net	—	0	(3)	—	—	(807)	(492)	(1,302)
Transfers, net	(1)	(1)	4	—	—	—	—	2
Balance at December 31, 2014	$—	$4	$20	$295	$889	$3,287	$2,942	$7,437

The following tables present the reconciliation of the beginning and ending balances of Level 3 assets for the years ended December 31, 2015 and 2014 for the non-U.S. Plans.

($ in millions)

					Other
	Government	Corporate	Private	Private	Commingled/
	and Related	Bonds	Equity	Real Estate	Mutual Funds	Total
Balance at January 1, 2015	$32	$1	$513	$664	$220	$1,429
Return on assets held at end of year	(2)	0	(25)	45	28	47
Return on assets sold during the year	0	0	62	46	—	107
Purchases, sales and settlements, net	(10)	3	73	(62)	84	88
Transfers, net	—	—	—	—	—	—
Foreign exchange impact	(3)	0	(42)	(31)	(15)	(91)
Balance at December 31, 2015	$16	$4	$582	$661	$317	$1,580

($ in millions)

					Other
	Government	Corporate	Private	Private	Commingled/
	and Related	Bonds	Equity	Real Estate	Mutual Funds	Total
Balance at January 1, 2014	$42	$4	$410	$655	$—	$1,110
Return on assets held at end of year	3	0	26	83	26	138
Return on assets sold during the year	0	0	46	(12)	—	34
Purchases, sales and settlements, net	(8)	(3)	75	(13)	104	155
Transfers, net	—	—	0	—	102	102
Foreign exchange impact	(5)	0	(45)	(49)	(12)	(110)
Balance at December 31, 2014	$32	$1	$513	$664	$220	$1,429

Notes to Consolidated Financial Statements

International Business Machines Corporation and Subsidiary Companies

Valuation Techniques

The following is a description of the valuation techniques used to measure plan assets at fair value. There were no changes in valuation techniques during 2015 and 2014.

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

The company contributed $474 million in cash to non-U.S. defined benefit pension plans and $40 million in cash to multi-employer plans for the year ended December 31, 2015. For the year ended December 31, 2014, the company contributed $465 million in cash to non-U.S. defined benefit pension plans and $54 million in cash to multi-employer plans. The cash contributions to multi-employer plans represent the annual cost included in net periodic (income)/cost recognized in the Consolidated Statement of Earnings. The company’s participation in multi-employer plans has no material impact on the company’s financial statements.

In 2016, the company is not legally required to make any contributions to the U.S. defined benefit pension plans. However, depending on market conditions, or other factors, the company may elect to make discretionary contributions to the Qualified PPP during the year.

The Pension Protection Act of 2006 (the Act), enacted into law in 2006, is a comprehensive reform package that, among other provisions, increases pension funding requirements for certain U.S. defined benefit plans, provides guidelines for measuring pension plan assets and pension obligations for funding purposes and raises tax deduction limits for contributions to retirement-related benefit plans. The additional funding requirements by the Act apply to plan years beginning after December 31, 2007. The Act was updated by the Worker, Retiree and Employer Recovery Act of 2008, which revised the funding requirements in the Act by clarifying that pension plans may smooth the value of pension plans over 24 months. At December 31, 2015, no mandatory contribution was required for 2016.

In 2016, the company estimates contributions to its non-U.S. defined benefit and multi-employer plans to be approximately $500 million, the largest of which will be contributed to defined benefit pension plans in the UK, Japan and Spain. This amount represents the legally mandated minimum contributions. Financial market performance in 2016 could increase the legally mandated minimum contribution in certain countries which require monthly or daily remeasurement of the funded status. The company could also elect to contribute more than the legally mandated amount based on market conditions or other factors.

Notes to Consolidated Financial Statements

International Business Machines Corporation and Subsidiary Companies

Defined Contribution Plans

The company contributed $1,117 million and $1,239 million in cash to the defined contribution plans during the years ended December 31, 2015 and 2014, respectively. In 2016, the company estimates cash contributions to the defined contribution plans to be approximately $1.1 billion.

Nonpension Postretirement Benefit Plans

The company contributed $408 million and $144 million to the nonpension postretirement benefit plans during the years ended December 31, 2015 and 2014, respectively. The $408 million contribution consisted of $328 million in cash and $80 million in marketable securities in the form of U.S. Treasury securities. The contribution of marketable securities is considered a non-cash transaction in the Consolidated Statement of Cash Flows. These contribution amounts exclude the Medicare-related subsidy discussed on page 141.

Expected Benefit Payments

Defined Benefit Pension Plan Expected Payments

The following table presents the total expected benefit payments to defined benefit pension plan participants. These payments have been estimated based on the same assumptions used to measure the plans’ PBO at December 31, 2015 and include benefits attributable to estimated future compensation increases, where applicable.

($ in millions)

					Total
	Qualified	Nonqualified	Qualified	Nonqualified	Expected
	U.S. Plan	U.S. Plans	Non-U.S. Plans	Non-U.S. Plans	Benefit
	Payments	Payments	Payments	Payments	Payments
2016	$3,513	$118	$1,756	$311	$5,698
2017	3,501	118	1,751	306	5,675
2018	3,501	120	1,780	313	5,714
2019	3,496	121	1,814	326	5,757
2020	3,548	122	1,857	341	5,868
2021—2025	17,279	604	9,855	1,888	29,625

The 2016 expected benefit payments to defined benefit pension plan participants not covered by the respective plan assets (underfunded plans) represent a component of compensation and benefits, within current liabilities, in the Consolidated Statement of Financial Position.

Nonpension Postretirement Benefit Plan Expected Payments

The following table reflects the total expected benefit payments to nonpension postretirement benefit plan participants. These payments have been estimated based on the same assumptions used to measure the plans’ APBO at December 31, 2015.

($ in millions)

				Total
		Qualified	Nonqualified	Expected
	U.S. Plan	Non-U.S. Plans	Non-U.S. Plans	Benefit
	Payments	Payments	Payments	Payments
2016	$393	$5	$26	$424
2017	399	6	30	434
2018	401	6	33	439
2019	406	7	35	448
2020	401	7	39	447
2021—2025	1,797	49	240	2,087

The 2016 expected benefit payments to nonpension postretirement benefit plan participants not covered by the respective plan assets represent a component of compensation and benefits, within current liabilities, in the Consolidated Statement of Financial Position.

Notes to Consolidated Financial Statements

International Business Machines Corporation and Subsidiary Companies

Medicare Prescription Drug Act

In connection with the Medicare Prescription Drug Improvement and Modernization Act of 2003, the company qualified to receive a federal subsidy through 2013. Due to benefit plan changes effective January 1, 2014, the company did not qualify for the subsidy as of that date. The company received total subsidies of $1 million and $23 million for prescription drug-related coverage during the years ended December 31, 2015 and 2014, respectively, to true up the final subsidy amounts due to IBM under the Act. These subsidies were utilized to reduce the company contributions to the U.S. nonpension postretirement benefit plan.

Other Plan Information

The following table presents information for defined benefit pension plans with accumulated benefit obligations (ABO) in excess of plan assets. For a more detailed presentation of the funded status of the company’s defined benefit pension plans, see the table on page 131.

($ in millions)

	2015		2014
	Benefit	Plan	Benefit	Plan
At December 31:	Obligation	Assets	Obligation	Assets
Plans with PBO in excess of plan assets	$29,784	$17,677	$34,976	$21,655
Plans with ABO in excess of plan assets	29,135	17,492	33,148	20,680
Plans with assets in excess of PBO	68,053	69,786	71,501	73,660

NOTE T.

SEGMENT INFORMATION

The company’s major operations consist of five business segments: Global Technology Services, Global Business Services, Software, Systems Hardware and Global Financing. The segments represent components of the company for which separate financial information is available that is utilized on a regular basis by the chief executive officer in determining how to allocate resources and evaluate performance. The segments are determined based on several factors, including client base, homogeneity of products, technology, delivery channels and similar economic characteristics.

Information about each segment’s business and the products and services that generate each segment’s revenue is located in the “Description of Business” section on pages 25 to 27, and in “Segment Details,” on pages 29 to 34 in the Management Discussion.

Segment revenue and pre-tax income include transactions between the segments that are intended to reflect an arm’s-length, market-based transfer price. Systems and software that are used by Global Technology Services in outsourcing engagements are primarily sourced internally from Systems Hardware and Software. For providing IT services that are used internally, Global Technology Services and Global Business Services recover cost, as well as a reasonable fee, that is intended to reflect the arm’s-length value of providing the services. The Global Services segments enter into arm’s-length loans at prices equivalent to market rates with Global Financing to facilitate the acquisition of equipment used in services engagements. All internal transaction prices are reviewed annually, and reset if appropriate.

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

In January 2015, the company’s business process outsourcing business, Global Process Services, which was previously managed within Global Technology Services, was integrated into Global Business Services, creating an end-to-end business transformation capability for clients and to better leverage the company’s industry knowledge. The following tables reflect this reclassification for the prior-year periods.

Management System Segment View

($ in millions)

	Global Services Segments
	Global	Global
	Technology	Business		Systems	Global	Total
For the year ended December 31:	Services	Services	Software	Hardware	Financing	Segments
2015
External revenue	$32,017	$17,166	$22,932	$7,581	$1,840	$81,535
Internal revenue	823	499	3,267	451	2,637	7,676
Total revenue	$32,840	$17,664	$26,199	$8,032	$4,477	$89,211
Pre-tax income from continuing operations	$5,002	$2,634	$9,066	$604	$2,364	$19,670
Revenue year-to-year change	(9.7)%	(11.9)%	(9.4)%	(24.5)%	(1.0)%	(11.3)%
Pre-tax income year-to-year change	(15.7)%	(22.7)%	(15.3)%	NM	8.0%	(11.6)%
Pre-tax income margin	15.2%	14.9%	34.6%	7.5%	52.8%	22.0%

2014*
External revenue	$35,442	$19,512	$25,434	$9,996	$2,034	$92,418
Internal revenue	934	543	3,496	647	2,488	8,108
Total revenue	$36,376	$20,055	$28,931	$10,643	$4,522	$100,527
Pre-tax income from continuing operations	$5,931	$3,408	$10,699	$34	$2,189	$22,262
Revenue year-to-year change	(1.2)%	(8.5)%	(0.7)%	(21.6)%	5.1%	(4.9)%
Pre-tax income year-to-year change	(10.8)%	(3.9)%	(3.7)%	(84.1)%	0.8%	(6.0)%
Pre-tax income margin	16.3%	17.0%	37.0%	0.3%	48.4%	22.1%

2013*
External revenue	$35,737	$21,210	$25,932	$12,988	$2,022	$97,889
Internal revenue	1,063	714	3,191	593	2,282	7,843
Total revenue	$36,800	$21,924	$29,123	$13,581	$4,304	$105,732
Pre-tax income from continuing operations	$6,649	$3,548	$11,106	$213	$2,171	$23,687
Revenue year-to-year change	(4.7)%	(0.8)%	1.4%	(18.7)%	5.7%	(4.0)%
Pre-tax income year-to-year change	(0.3)%	8.4%	2.7%	(88.6)%	6.8%	(3.9)%
Pre-tax income margin	18.1%	16.2%	38.1%	1.6%	50.4%	22.4%

* Reclassified to conform with 2015 presentation.

NM—Not meaningful

Notes to Consolidated Financial Statements

International Business Machines Corporation and Subsidiary Companies

Reconciliations of IBM as Reported

($ in millions)

For the year ended December 31:	2015	2014	2013
Revenue

Total reportable segments	$89,211	$100,527	$105,732
Other revenue	206	374	478
Elimination of internal transactions	(7,676)	(8,108)	(7,843)
Total IBM consolidated revenue	$81,741	$92,793	$98,367

($ in millions)

For the year ended December 31:	2015	2014	2013
Pre-tax income from continuing operations:
Total reportable segments	$19,670	$22,262	$23,687
Amortization of acquired intangible assets	(677)	(791)	(758)
Acquisition-related charges	(26)	(12)	(46)
Non-operating retirement- related (costs)/income	(1,050)	(353)	(1,062)
Elimination of internal transactions	(1,859)	(1,914)	(1,480)
Unallocated corporate amounts*	(114)	795	(98)
Total pre-tax income from continuing operations	$15,945	$19,986	$20,244

* The 2014 and 2013 amounts include the gain related to the Retail Store Solutions divestiture. The 2014 amount also includes the net gain related to the System x business divestiture.

Immaterial Items

Investment in Equity Alliances and Equity Alliances Gains/(Losses)

The investments in equity alliances and the resulting gains and (losses) from these investments that are attributable to the segments did not have a material effect on the financial position or the financial results of the segments.

Segment Assets and Other Items

Global Technology Services assets are primarily plant, property and equipment, including the assets associated with the outsourcing business, goodwill, accounts receivable, deferred services arrangement transition costs, maintenance parts inventory and acquired intangible assets. Global Business Services assets are primarily goodwill and accounts receivable. Software assets are mainly goodwill, acquired intangible assets and accounts receivable. Systems Hardware assets are primarily plant, property and equipment, goodwill and manufacturing inventory. Global Financing assets are primarily financing receivables and fixed assets under operating leases.

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

Global Financing amounts for interest income and interest expense reflect the interest income and interest expense associated with the Global Financing business, including the intercompany financing activities discussed on page 27, as well as the income from investment in cash and marketable securities. The explanation of the difference between cost of financing and interest expense for segment presentation versus presentation in the Consolidated Statement of Earnings is included on page 72 of the Management Discussion.

Notes to Consolidated Financial Statements

International Business Machines Corporation and Subsidiary Companies

Management System Segment View

($ in millions)

	Global Services Segments
	Global	Global
	Technology	Business		Systems	Global	Total
For the year ended December 31:	Services	Services	Software	Hardware	Financing	Segments
2015

Assets	$16,960	$8,327	$26,585	$3,969	$36,157	$91,999
Depreciation/amortization of intangibles*	1,811	81	1,071	304	343	3,610
Capital expenditures/investments in intangibles	2,514	86	583	291	356	3,830
Interest income	—	—	—	—	1,720	1,720
Interest expense	—	—	—	—	469	469

2014**

Assets	$16,209	$8,831	$25,813	$4,235	$38,845	$93,933
Depreciation/amortization of intangibles*	1,833	98	1,210	712	455	4,308
Capital expenditures/investments in intangibles	2,226	79	534	600	482	3,921
Interest income	—	—	—	—	1,951	1,951
Interest expense	—	—	—	—	518	518

2013**

Assets	$16,658	$9,701	$27,101	$4,901	$40,138	$98,499
Depreciation/amortization of intangibles*	1,625	117	1,211	435	574	3,963
Capital expenditures/investments in intangibles	1,889	118	540	395	467	3,410
Interest income	—	—	—	—	1,904	1,904
Interest expense	—	—	—	—	405	405

* Segment pre-tax income from continuing operations does not include the amortization of intangible assets.

** Reclassified to conform with 2015 presentation.

Notes to Consolidated Financial Statements

International Business Machines Corporation and Subsidiary Companies

Reconciliations of IBM as Reported

($ in millions)

At December 31:	2015	2014		2013
Assets

Total reportable segments	$91,999	$93,933		$98,499
Elimination of internal transactions	(4,709)	(5,193)		(4,740)
Unallocated amounts
Cash and marketable securities	6,634	7,182		9,697
Notes and accounts receivable	2,333	4,253		2,907
Deferred tax assets	4,693	6,465	*	4,030	*
Plant, other property and equipment	2,650	2,169		4,827
Pension assets	1,734	2,160		5,551
Other	5,161	6,303	**	4,869	**
Total IBM consolidated assets	$110,495	$117,271	* **	$125,641	* **

* Reclassified to reflect adoption of the FASB guidance on deferred taxes in consolidated financial statements. Refer to note B, “Accounting Changes,” for additional information.

** Reclassified to reflect adoption of the FASB guidance on debt issuance costs in consolidated financial statements. Refer to note B, “Accounting Changes,” for additional information.

Major Clients

No single client represented 10 percent or more of the company’s total revenue in 2015, 2014 or 2013.

Geographic Information

The following provides information for those countries that are 10 percent or more of the specific category.

Revenue*

($ in millions)

For the year ended December 31:	2015	2014	2013
United States	$30,514	$32,021	$33,427
Other countries	51,227	60,772	64,941
Total IBM consolidated revenue	$81,741	$92,793	$98,367

* Revenues are attributed to countries based on the location of the client.

Plant and Other Property—Net

($ in millions)

At December 31:	2015	2014	2013
United States	$4,644	$4,388	$6,723
Other countries	5,532	5,690	6,257
Total	$10,176	$10,078	$12,979

Notes to Consolidated Financial Statements

International Business Machines Corporation and Subsidiary Companies

Revenue by Classes of

Similar Products or Services

The following table presents external revenue for similar classes of products or services within the company’s reportable segments. Within Global Technology Services and Global Business Services, client solutions often include IBM software and systems and other suppliers’ products if the client solution requires it. Within Software, product license charges and ongoing subscription and support are reported as Software; Software-as-a-Service, consulting, education, training and other product-related services are reported as Services; and appliances are reported as Systems.

($ in millions)

For the year ended December 31:	2015	2014*	2013*
Global Technology Services
Services	$24,575	$27,130	$27,144
Maintenance	6,132	6,853	7,111
Systems	1,177	1,294	1,322
Software	132	164	158
Global Business Services
Services	$16,851	$19,202	$20,874
Software	164	186	227
Systems	151	124	109
Software
Software	$20,080	$22,722	$23,420
Services	2,718	2,657	2,500
Systems	134	55	12
Systems Hardware
Servers	$5,223	$7,320	$9,946
Storage	2,358	2,676	3,041
Global Financing
Financing	$1,386	$1,543	$1,493
Used equipment sales	454	491	529

* Reclassified to conform with 2015 presentation.

NOTE U.

SUBSEQUENT EVENTS

On January 26, 2016, the company announced that the Board of Directors approved a quarterly dividend of $1.30 per common share. The dividend is payable March 10, 2016 to shareholders of record on February 10, 2016.

On February 16, 2016, the company issued $5.0 billion in bonds as follows: $900 million of 18-month floating-rate bonds priced at LIBOR plus 45 basis points, $1.2 billion of 3-year fixed-rate bonds with a 1.8 percent coupon, $900 million of 5-year fixed-rate bonds with a 2.25 percent coupon, $1.35 billion of 10-year fixed-rate bonds with a 3.45 percent coupon and $650 million of 30-year fixed-rate bonds with a 4.7 percent coupon.

On February 18, 2016, the Japan Supreme Court declined to hear the appeal of the Tokyo High Court ruling related to the determination of certain foreign tax losses incurred by the company. The Tokyo High Court judgment, in favor of the company, is now final. See Note N, “Taxes,” on page 122 for additional information on this matter. The company will discuss the impact of this decision as part of its first quarter 2016 earnings in April 2016.

Five-Year Comparison of Selected Financial Data

International Business Machines Corporation and Subsidiary Companies

($ in millions except per share amounts)

For the year ended December 31:	2015	2014		2013		2012		2011
Revenue	$81,741	$92,793		$98,367		$102,874		$105,056
Income from continuing operations	$13,364	$15,751		$16,881		$16,999		$16,108
Loss from discontinued operations, net of tax	$(174)	$(3,729)		$(398)		$(395)		$(253)
Net income	$13,190	$12,022		$16,483		$16,604		$15,855
Operating (non-GAAP) earnings*	$14,659	$16,702		$18,356		$18,022		$16,571
Earnings/(loss) per share of common stock:
Assuming dilution:
Continuing operations	$13.60	$15.59		$15.30		$14.71		$13.27
Discontinued operations	$(0.18)	$(3.69)		$(0.36)		$(0.34)		$(0.21)
Total	$13.42	$11.90		$14.94		$14.37		$13.06
Basic:
Continuing operations	$13.66	$15.68		$15.42		$14.88		$13.46
Discontinued operations	$(0.18)	$(3.71)		$(0.36)		$(0.35)		$(0.21)
Total	$13.48	$11.97		$15.06		$14.53		$13.25
Diluted operating (non-GAAP)*	$14.92	$16.53		$16.64		$15.60		$13.65
Cash dividends paid on common stock	$4,897	$4,265		$4,058		$3,773		$3,473
Per share of common stock	5.00	4.25		3.70		3.30		2.90
Investment in property, plant and equipment	$3,579	$3,740		$3,623		$4,082		$4,108
Return on IBM stockholders’ equity	101.1%	72.5%		83.8%		81.6%		71.2%

At December 31:	2015	2014		2013		2012		2011
Total assets	$110,495	$117,271	** +	$125,641	** +	$118,965	** +	$116,128	** +
Net investment in property, plant and equipment	$10,727	$10,771		$13,821		$13,996		$13,883
Working capital	$8,235	$7,797	**	$9,610	**	$4,413	**	$7,347	**
Total debt	$39,890	$40,722	+	$39,637	+	$33,209	+	$31,265	+
Total equity	$14,424	$12,014		$22,929		$18,984		$20,236

* Refer to the “GAAP Reconciliation,” on pages 63 and 151 of the company’s 2014 Annual Report for the reconciliation of non-GAAP financial information for 2012 and 2011, respectively. Also see “GAAP Reconciliation,” on pages 41 and 59 for the reconciliation of non-GAAP financial information for 2015, 2014 and 2013.

** Reclassified to reflect adoption of the FASB guidance on deferred taxes in consolidated financial statements. Refer to note B, “Accounting Changes,” for additional information.

+ Reclassified to reflect adoption of the FASB guidance on debt issuance costs in consolidated financial statements. Refer to note B, “Accounting Changes,” for additional information.

Selected Quarterly Data

International Business Machines Corporation and Subsidiary Companies

($ in millions except per share amounts and stock prices)

2015	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Full Year
Revenue	$19,590	$20,813	$19,280	$22,059	$81,741
Gross profit	$9,452	$10,390	$9,436	$11,407	$40,684
Income from continuing operations	$2,415	$3,526	$2,962	$4,460	$13,364
Income/(loss) from discontinued operations, net of tax	$(88)	$(77)	$(12)	$3	$(174)
Net income	$2,328	$3,449	$2,950	$4,463	$13,190
Operating (non-GAAP) earnings***	$2,890	$3,790	$3,272	$4,707	$14,659
Earnings per share of common stock*
Assuming dilution:
Continuing operations	$2.44	$3.58	$3.02	$4.59	$13.60
Discontinued operations	$(0.09)	$(0.08)	$(0.01)	$0.00	$(0.18)
Total	$2.35	$3.50	$3.01	$4.59	$13.42
Basic:
Continuing operations	$2.45	$3.59	$3.04	$4.60	$13.66
Discontinued operations	$(0.09)	$(0.08)	$(0.01)	$0.00	$(0.18)
Total	$2.36	$3.51	$3.03	$4.60	$13.48
Diluted operating (non-GAAP)***	$2.91	$3.84	$3.34	$4.84	$14.92
Dividends per share of common stock	$1.10	$1.30	$1.30	$1.30	$5.00
Stock prices ++
High	$164.83	$174.40	$173.22	$152.39
Low	$151.55	$159.18	$140.96	$131.75

($ in millions except per share amounts and stock prices)

2014	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Full Year
Revenue	$22,236	$24,047	$22,397	$24,113	$92,793
Gross profit	$10,627	$12,044	$10,874	$12,862	$46,407
Income from continuing operations	$2,530	$4,251	$3,455	$5,515	$15,751
Loss from discontinued operations, net of tax	$(146)	$(115)	$(3,437)	$(31)	$(3,729)
Net income	$2,384	$4,137	$18	$5,484	$12,022
Operating (non-GAAP) earnings***	$2,790	$4,456	$3,671	$5,785	$16,702
Earnings per share of common stock*
Assuming dilution:
Continuing operations	$2.43	$4.23	$3.46	$5.54	$15.59
Discontinued operations	$(0.14)	$(0.11)	$(3.44)	$(0.03)	$(3.69)
Total	$2.29	$4.12	$0.02	$5.51	$11.90
Basic:
Continuing operations	$2.44	$4.25	$3.48	$5.57	$15.68
Discontinued operations	$(0.14)	$(0.11)	$(3.46)	$(0.03)	$(3.71)
Total	$2.30	$4.14	$0.02	$5.54	$11.97
Diluted operating (non-GAAP)***	$2.68	$4.43	$3.68	$5.81	$16.53
Dividends per share of common stock	$0.95	$1.10	$1.10	$1.10	$4.25
Stock prices++
High	$195.63	$199.21	$196.40	$190.89
Low	$172.19	$179.27	$181.70	$150.50

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

*** Refer to page 70 of the company’s first-quarter 2015 Form 10-Q filed on April 28, 2015, page 85 of the company’s second-quarter 2015 Form 10-Q filed on July 28, 2015, page 87 of the company’s third-quarter 2015 Form 10-Q filed on October 27, 2015, and page 48 under the heading “GAAP Reconciliation,” for the reconciliation of non-GAAP financial information for the quarterly periods of 2015 and 2014. Also see “GAAP Reconciliation,” on pages 41 and 42 for the reconciliation of non-GAAP financial information for full year 2015 and 2014.

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

(U.S. Dollar)	2010	2011	2012	2013	2014	2015
IBM Common Stock	$100.00	$127.42	$134.98	$134.73	$118.04	$104.57
S & P 500 Index	100.00	102.11	118.45	156.82	178.29	180.75
S & P Information Technology Index	100.00	102.41	117.59	151.03	181.40	192.15

Board of Directors and Senior Leadership

International Business Machines Corporation and Subsidiary Companies

BOARD OF DIRECTORS

Alain J.P. Belda*	Mark Fields**	James W. Owens
Managing Director	President and Chief Executive Officer	Retired Chairman and
Warburg Pincus LLC	Ford Motor Company	Chief Executive Officer
Caterpillar Inc.
William R. Brody*	Alex Gorsky
Retired President	Chairman and Chief Executive Officer	Virginia M. Rometty
Salk Institute for Biological Studies	Johnson & Johnson	Chairman, President and
Chief Executive Officer
Kenneth I. Chenault	Shirley Ann Jackson	IBM
Chairman and Chief Executive Officer	President
American Express Company	Rensselaer Polytechnic Institute	Joan E. Spero
Adjunct Senior Research Scholar
Michael L. Eskew	Andrew N. Liveris	Columbia University School of
Retired Chairman and	Chairman and Chief Executive Officer	International and Public Affairs
Chief Executive Officer	The Dow Chemical Company
United Parcel Service, Inc.		Sidney Taurel
	W. James McNerney, Jr.	Chairman
David N. Farr	Chairman and Retired Chief	Pearson plc
Chairman and Chief Executive Officer	Executive Officer
Emerson Electric Co.	The Boeing Company	Peter R. Voser
Chairman
	Hutham S. Olayan	ABB Ltd.
Principal, Director and Senior Executive
The Olayan Group

SENIOR LEADERSHIP

Colleen F. Arnold***	Martin Jetter	Robert J. Picciano
Senior Vice President	Senior Vice President	Senior Vice President
IBM Sales and Distribution	IBM Global Technology Services	IBM Data and Analytics Platforms

Simon J. Beaumont	James J. Kavanaugh	Michael D. Rhodin
Vice President	Senior Vice President	Senior Vice President
Tax and Treasurer	Transformation and Operations	IBM Watson Business Development

Michelle H. Browdy	John E. Kelly III	Virginia M. Rometty
Senior Vice President	Senior Vice President	Chairman, President and
Legal and Regulatory Affairs,	IBM Cognitive Solutions and IBM	Chief Executive Officer
and General Counsel	Research
Thomas W. Rosamilia
Erich Clementi	Kenneth M. Keverian	Senior Vice President
Senior Vice President	Senior Vice President	IBM Systems
IBM Sales and Distribution	Corporate Strategy
Martin J. Schroeter
Bruno V. Di Leo Allen	Arvind Krishna	Senior Vice President and
Senior Vice President	Senior Vice President and Director	Chief Financial Officer
IBM Sales and Distribution	IBM Research
Stanley J. Sutula III
Diane J. Gherson	Robert J. LeBlanc	Vice President and Controller
Senior Vice President	Senior Vice President
Human Resources	IBM Cloud	Bridget A. van Kralingen
Senior Vice President
Jon C. Iwata	Christina M. Montgomery	IBM Global Business Services
Senior Vice President	Vice President
Marketing and Communications	Assistant General Counsel
and Secretary

* Term on the Board ends on April 26, 2016

**Effective on the Board on March 1, 2016

*** Retiring from the company on March 31, 2016

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

Investors with other requests may write to: IBM Stockholder Relations, New Orchard Road, M/D 325, Armonk, New York 10504

IBM Stock

IBM common stock is listed on the New York Stock Exchange, the Chicago Stock Exchange, and outside the United States.

Stockholder Communications

Stockholders can get quarterly financial results, a summary of the Annual Meeting remarks, and voting results from the meeting by calling (914) 499-7777, by sending an e-mail to infoibm@us.ibm.com, or by writing to International Business Machines Corporation, New Orchard Road, M/D 325, Armonk, New York 10504.

Annual Meeting

The IBM Annual Meeting of Stockholders will be held on Tuesday, April 26, 2016, at 10 a.m. in the Savannah International Trade & Convention Center, Savannah, Georgia.

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

An audio recording of the 2015 Annual Report will be available for sight-impaired stockholders in June 2016.

The IBM Corporate Responsibility Report highlights IBM’s values and its integrated approach to corporate responsibility, including its innovative strategies to transforming communities through global citizenship. The full Corporate Responsibility Report is available online at www.ibm.com/responsibility. It is also available in printed form by downloading the report at www.ibm.com/responsibility.

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

International Business Machines Corporation

New Orchard Road, Armonk, New York 10504

(914) 499-1900

AlchemyAPI, Aspera, Blekko, Blue Box, Bluemix, Clearleap, Cloudant, Daeja, Explorys, Fiberlink, FlashSystem, Gravitant, IBM, IBM Watson, ILOG, Kenexa, OpenPOWER, Phytel, POWER, POWER8, Power Systems, Rational, Silverpop, Smarter Commerce, SoftLayer, Star Analytics, StoredIQ, StrongLoop, System z, Tivoli, Trusteer, UrbanCode, Ustream, Watson, WebSphere, Xtify, z13 and z Systems are trademarks or registered trademarks of International Business Machines Corporation or its wholly owned subsidiaries. Apple is a registered trademark of Apple, Inc. in the United States, other countries, or both. GLOBALFOUNDRIES is a registered trademark of GLOBALFOUNDRIES Inc. Jeopardy! is a registered trademark of Jeopardy Productions, Inc. Lenovo is a trademark of Lenovo Group Limited in the United States, other countries, or both. Linux is a registered trademark of Linus Torvalds in the United States, other countries, or both. SAP is a registered trademark of SAP SE in Germany and other countries. UNIX is a registered trademark of the Open Group in the United States and other countries. Other company, product and service names may be trademarks or service marks of others. The IBM Annual Report is printed on recycled paper and is recyclable.

Printed in the U.S.A.         COL03002-USEN-06

Design: VSA Partners, Inc.          Printing: RR Donnelley