Form 10-K, Exhibit 13
period 2016-12-31
INTERNATIONAL BUSINESS MACHINES CORP
filed 2017-02-28
CIK 51143

Exhibit 13

Report of Financials

International Business Machines Corporation and Subsidiary Companies

MANAGEMENT DISCUSSION
Overview	26
Forward-Looking and Cautionary Statements	27
Management Discussion Snapshot	27
Description of Business	30
Year in Review	36
Prior Year in Review	56
Other Information	67
Looking Forward	67
Liquidity and Capital Resources	68
Critical Accounting Estimates	71
Currency Rate Fluctuations	74
Market Risk	74
Cybersecurity	75
Employees and Related Workforce	76
Global Financing	76

Report of Management	82

Report of Independent Registered Public Accounting Firm	83

CONSOLIDATED FINANCIAL STATEMENTS
Earnings	84
Comprehensive Income	85
Financial Position	86
Cash Flows	87
Changes in Equity	88

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
A Significant Accounting Policies	90
B Accounting Changes	99
C Acquisitions/Divestitures	101
D Financial Instruments	107
E Inventories	114
F Financing Receivables	114
G Property, Plant and Equipment	118
H Investments and Sundry Assets	119
I Intangible Assets Including Goodwill	119
J Borrowings	120
K Other Liabilities	123
L Equity Activity	123
M Contingencies and Commitments	127
N Taxes	129
O Research, Development and Engineering	132
P Earnings Per Share of Common Stock	132
Q Rental Expense and Lease Commitments	133
R Stock-Based Compensation	133
S Retirement-Related Benefits	136
T Segment Information	150
U Subsequent Events	154

Five-Year Comparison of Selected Financial Data	155

Selected Quarterly Data	156

Performance Graph	157

Board of Directors and Senior Leadership	158

Stockholder Information	159

Management Discussion

International Business Machines Corporation and Subsidiary Companies

OVERVIEW

The financial section of the International Business Machines Corporation (IBM or the company) 2016 Annual Report includes the Management Discussion, the Consolidated Financial Statements and the Notes to Consolidated Financial Statements. This Overview is designed to provide the reader with some perspective regarding the information contained in the financial section.

Organization of Information

•          The Management Discussion is designed to provide readers with an overview of the business and a narrative on the company’s financial results and certain factors that may affect its future prospects from the perspective of the company’s management. The “Management Discussion Snapshot,” beginning on page 27, presents an overview of the key performance drivers in 2016.

•          Beginning with the “Year in Review” on page 36, the Management Discussion contains the results of operations for each reportable segment of the business and a discussion of the company’s financial position and cash flows. Other key sections within the Management Discussion include: “Looking Forward” on page 67, and “Liquidity and Capital Resources” on page 68, which includes a description of management’s definition and use of free cash flow.

•          Global Financing is a reportable segment that is measured as a stand-alone entity. A separate “Global Financing” section is included in the Management Discussion beginning on page 76.

•          The Consolidated Financial Statements are presented on pages 84 through 89. These statements provide an overview of the company’s income and cash flow performance and its financial position.

•          Subsequent to the company’s press release and Form 8-K filing on January 19, 2017, announcing 2016 fourth-quarter and full-year financial results, the company revised the classification of certain financing receivables on a full-year basis increasing net cash provided by operating activities and net cash used in investing activities in the amount of $441 million. As adjusted, net cash provided by operating activities for the three months and twelve months ended December 31, 2016 is $3,968 million and $16,958 million, respectively, and, net cash used in investing activities is $3,687 million and $10,976 million for the same periods. There was no impact to total GAAP cash flows or free cash flow.

•          The Notes follow the Consolidated Financial Statements. Among other items, the Notes contain the company’s accounting policies (pages 90 to 99), acquisitions and divestitures (pages 101 to 106), detailed information on specific items within the financial statements, certain contingencies and commitments (pages 127 to 129) and retirement-related plans information (pages 136 to 150).

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

•          In January 2016, the company made a number of changes to its organizational structure and management system. These changes impacted the company’s reportable segments, but did not impact the company’s Consolidated Financial Statements. Refer to Note T, “Segment Information,” on pages 150 to 154 for additional information on the changes in reportable segments. The company’s reportable segments are: Cognitive Solutions, Global Business Services, Technology Services & Cloud Platforms, Systems, and Global Financing. The company filed a recast 2015 Annual Report in a Form 8-K on June 13, 2016 to recast its historical segment information to reflect these changes.

•          The references to “adjusted for currency” or “at constant currency” in the Management Discussion do not include operational impacts that could result from fluctuations in foreign currency rates. When the company refers to growth rates at constant currency or adjusts such growth rates for currency, it is done so that certain financial results can be viewed without the impact of fluctuations in foreign currency exchange rates, thereby facilitating period-to-period comparisons of its business performance. Financial results adjusted for currency are calculated by translating current period activity in local currency using the comparable prior year period’s currency conversion rate. This approach is used for countries where the functional currency is the local currency. Generally, when the dollar either strengthens or weakens against other currencies, the growth at constant currency rates or adjusting for currency will be higher or lower than growth reported at actual exchange rates. See “Currency Rate Fluctuations” on page 74 for additional information.

•          Within the financial statements and tables in this Annual Report, certain columns and rows may not add due to the use of rounded numbers for disclosure purposes. Percentages reported are calculated from the underlying whole-dollar numbers.

Operating (non-GAAP) Earnings

In an effort to provide better transparency into the operational results of the business, the company separates business results into operating and non-operating categories. Operating earnings from continuing operations is a non-GAAP measure that excludes the effects of certain acquisition-related charges, retirement-related costs, discontinued operations and related tax impacts. For acquisitions, operating earnings exclude the amortization of purchased intangible assets and acquisition-related charges such as in-process research and development, transaction costs, applicable restructuring and related expenses and tax charges related to acquisition integration. These charges are excluded as they may be inconsistent in amount and timing from period to period and are dependent on the size, type and

Management Discussion

International Business Machines Corporation and Subsidiary Companies

frequency of the company’s acquisitions. For retirement-related costs, the company characterizes certain items as operating and others as non-operating. The company includes defined benefit plan and nonpension postretirement benefit plan service cost, amortization of prior service cost and the cost of defined contribution plans in operating earnings. Non-operating retirement-related cost includes defined benefit plan and nonpension postretirement benefit plan interest cost, expected return on plan assets, amortized actuarial gains/losses, the impacts of any plan curtailments/settlements and multi-employer plan costs, pension insolvency costs and other costs. Non-operating retirement-related costs are primarily related to changes in pension plan assets and liabilities which are tied to financial market performance and the company considers these costs to be outside of the operational performance of the business.

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

FORWARD-LOOKING AND CAUTIONARY STATEMENTS

Certain statements contained in this Annual Report may constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Any forward-looking statement in this Annual Report speaks only as of the date on which it is made; the company assumes no obligation to update or revise any such statements. Forward-looking statements are based on the company’s current assumptions regarding future business and financial performance; these statements, by their nature, address matters that are uncertain to different degrees. Forward-looking statements involve a number of risks, uncertainties and other factors that could cause actual results to be materially different, as discussed more fully elsewhere in this Annual Report and in the company’s filings with the Securities and Exchange Commission (SEC), including the company’s 2016 Form 10-K filed on February 28, 2017.

MANAGEMENT DISCUSSION SNAPSHOT

($ and shares in millions except per share amounts)

			Yr.- to -Yr.
			Percent/
			Margin
For the year ended December 31:	2016	2015	Change
Revenue	$79,919	$81,741	(2.2	)%*
Gross profit margin	47.9%	49.8%	(1.9	)pts.
Total expense and other (income)	$25,964	$24,740	4.9%
Total expense and other (income)-to-revenue ratio	32.5%	30.3%	2.2	pts.
Income from continuing operations before income taxes	$12,330	$15,945	(22.7)%
Provision for income taxes from continuing operations	$449	$2,581	(82.6)%
Income from continuing operations	$11,881	$13,364	(11.1)%
Income from continuing operations margin	14.9%	16.3%	(1.5	)pts.
Loss from discontinued operations, net of tax	$(9)	$(174)	(95.1)%
Net income	$11,872	$13,190	(10.0)%
Earnings per share from continuing operations:
Assuming dilution	$12.39	$13.60	(8.9)%
Consolidated earnings per share—assuming dilution	$12.38	$13.42	(7.7)%
Weighted-average shares outstanding
Assuming dilution	958.7	982.7	(2.4)%
Assets**	$117,470	$110,495	6.3%
Liabilities**	$99,078	$96,071	3.1%
Equity**	$18,392	$14,424	27.5%

*                 (1.6) percent adjusted for currency

**          At December 31

Management Discussion

International Business Machines Corporation and Subsidiary Companies

The following table provides the company’s (non-GAAP) operating earnings for 2016 and 2015

($ in millions except per share amounts)

			Yr.-to -Yr.
			Percent
For the year ended December 31:	2016	2015	Change
Net income as reported	$11,872	$13,190	(10.0)%
Loss from discontinued operations, net of tax	(9)	(174)	(95.1)
Income from continuing operations	$11,881	$13,364	(11.1)%
Non-operating adjustments (net of tax)
Acquisition-related charges	735	562	30.9
Non-operating retirement-related costs/(income)	415	734	(43.5)
Operating (non-GAAP) earnings*	$13,031	$14,659	(11.1)%
Diluted operating (non-GAAP) earnings per share	$13.59	$14.92	(8.9)%

* See pages 48 and 49 for a more detailed reconciliation of net income to operating earnings.

In 2016, the company reported $79.9 billion in revenue, $11.9 billion in income from continuing operations and $13.0 billion in operating (non-GAAP) earnings, resulting in diluted earnings per share from continuing operations of $12.39 as reported and $13.59 on an operating (non-GAAP) basis. The results of continuing operations exclude a net loss from discontinued operations of $9 million in 2016 and $174 million in 2015 related to the divestiture of the Microelectronics business. On a consolidated basis, net income in 2016 was $11.9 billion, with diluted earnings per share of $12.38. The company generated $17.0 billion in cash from operations and $11.6 billion in free cash flow and shareholder returns of $8.8 billion in gross common stock repurchases and dividends.

There are significant opportunities and shifts occurring in the IT industry, and the company believes that to be successful with enterprise clients, it needs to bring together cognitive technologies on cloud platforms that create industry-based solutions to solve real-world problems. In 2016, the company continued to:

•             Deliver strong results in the strategic imperatives;

•             Make progress in building new businesses and creating new markets;

•             Deliver innovation in the more traditional businesses and monetize core technologies; and

•             Return capital to shareholders.

Total consolidated revenue in 2016 decreased 2.2 percent as reported and 1.6 percent year to year adjusted for currency. Annuity revenue increased as reported and adjusted for currency while transactional revenue declined year to year. In addition, acquisitions completed in the past 12 months contributed to revenue growth.

The 2016 results reflect the success the company is having in its strategic imperatives and the investments made to drive that shift. The company had continued strong revenue growth in cloud, analytics and engagement, which together grew 13 percent year to year as reported and 14 percent adjusted for currency. In 2016, the strategic imperatives generated $32.8 billion in revenue, which represented 41 percent of the company’s revenue, an increase of 6 points from 2015. Total Cloud revenue of $13.7 billion increased 35 percent both as reported and adjusted for currency, with cloud as-a-Service revenue up 55 percent as reported and 57 percent adjusted for currency. The company exited 2016 with an annual run rate for cloud as-a-Service revenue of $8.6 billion, up from $5.3 billion at the end of 2015. Analytics revenue of $19.5 billion increased 9 percent as reported and adjusted for currency. Mobile revenue increased 34 percent year to year as reported (35 percent adjusted for currency) and Security revenue increased 13 percent as reported (14 percent adjusted for currency).

From a segment perspective, Cognitive Solutions revenue increased 1.9 percent as reported and 3 percent adjusted for currency with growth in Solutions Software, led by an increase in Analytics and Security revenue; partially offset by a decline in Transaction Processing Software. Global Business Services (GBS) revenue decreased 2.7 percent as reported and 3 percent adjusted for currency primarily driven by a decline in Consulting revenue. Revenue performance continued to be impacted by the company’s shift away from traditional businesses, such as ERP implementations. GBS strategic imperatives revenue had double-digit growth year to year as reported and adjusted for currency. Technology Services & Cloud Platforms revenue increased 0.6 percent as reported and 1 percent adjusted for currency led by growth in Infrastructure Services as the company assists clients in modernizing and transforming their infrastructures. Technology Services & Cloud Platforms strategic imperatives revenue was up 39 percent (40 percent adjusted for currency) year to year. Systems revenue decreased 19.2 percent (19 percent adjusted for currency) with z Systems down 27.1 percent (27 percent adjusted for currency) and Power Systems down 27.1 percent (27 percent adjusted for currency).

Management Discussion

International Business Machines Corporation and Subsidiary Companies

From a geographic perspective, Americas revenue decreased 2.5 percent as reported (1 percent adjusted for currency) with the U.S. down 0.9 percent. Europe/Middle East/Africa (EMEA) revenue decreased 5.0 percent as reported (2 percent adjusted for currency). Asia Pacific revenue increased 2.6 percent as reported, but decreased 1 percent adjusted for currency with Japan up 10.5 percent as reported, but down 1 percent adjusted for currency.

The consolidated gross profit margin of 47.9 percent decreased 1.9 points year to year and reflects the impact of the company’s investments, including acquisitions, and mix in as-a-Service which is not yet at scale. The operating (non-GAAP) gross margin of 48.9 percent decreased 1.9 points compared to 2015 driven primarily by the same factors.

Total expense and other (income) increased 4.9 percent in 2016 compared to the prior year. Total operating (non-GAAP) expense and other (income) increased 5.6 percent compared to 2015. The key year-to-year drivers were:

	Total	Operating
	Consolidated	(non-GAAP)
• Currency*	2 points	2 points
• Acquisitions**	5 points	4 points
• Base	(2) points	0 points

*                 Reflects impacts of translation and hedging programs

**          Includes acquisitions completed in prior 12-month period; operating (non-GAAP) is net of non-operating acquisition-related charges.

The increase in expense was driven primarily by the impact of acquisitions completed in the prior 12 months and an impact from currency. Base expense performance reflects a higher level of intellectual property (IP) income ($950 million) year to year driven primarily by the company’s software licensing arrangements. Base expense also includes charges in 2016 for actions taken to accelerate the transformation of the company’s workforce and shift its skill base, as well as increased investments in the strategic areas of cognitive, security and cloud. This included a higher level of workforce rebalancing charges ($451 million) year to year and real estate capacity charges ($291 million) related to the workforce transformation. The company continued to invest at a high level in 2016 and remixed skills in support of the strategic imperatives.

Pre-tax income from continuing operations of $12.3 billion decreased 22.7 percent year to year and the pre-tax margin was 15.4 percent, a decrease of 4.1 points versus 2015. The continuing operations effective tax rate for 2016 was 3.6 percent, a decrease of 12.5 points versus 2015. The tax rate in 2016 was primarily the result of a refund ($1.0 billion) of previously paid non-U.S. taxes plus interest in the first quarter of 2016. Income from continuing operations of $11.9 billion decreased 11.1 percent and the net income margin was 14.9 percent, a decrease of 1.5 points versus 2015. Losses from discontinued operations, net of tax, were $9 million in 2016 compared to $174 million in 2015. Net income of $11.9 billion decreased 10.0 percent year to year. Operating (non-GAAP) pre-tax income from continuing operations of $13.9 billion decreased 21.3 percent year to year and the operating (non-GAAP) pre-tax margin from continuing operations decreased 4.2 points to 17.4 percent. Operating (non-GAAP) income from continuing operations of $13.0 billion decreased 11.1 percent and the operating (non-GAAP) income margin from continuing operations of 16.3 percent decreased 1.6 points. The operating (non-GAAP) effective tax rate from continuing operations in 2016 was 6.5 percent versus 17.2 percent in 2015.

Diluted earnings per share from continuing operations of $12.39 in 2016 decreased 8.9 percent year to year. In 2016, the company repurchased 23.3 million shares of its common stock at a cost of $3.5 billion and had $5.1 billion remaining in the share repurchase authorization at December 31, 2016. Operating (non-GAAP) diluted earnings per share of $13.59 decreased 8.9 percent versus 2015. Diluted earnings per share from discontinued operations was ($0.01) in 2016 compared to ($0.18) in 2015.

At December 31, 2016, the company continued to have the financial flexibility to support the business over the long term. Cash and marketable securities at December 31, 2016 were $8.5 billion, an increase of $0.3 billion from December 31, 2015. Key drivers in the balance sheet and total cash flows were:

Total assets increased $7.0 billion ($7.7 billion adjusted for currency) from December 31, 2015 driven by:

•             Increases in goodwill ($4.2 billion), retirement plan assets ($1.3 billion), net intangible assets ($1.2 billion), deferred taxes ($0.4 billion) and cash and marketable securities ($0.3 billion).

Total liabilities increased $3.0 billion ($3.9 billion adjusted for currency) from December 31, 2015 driven by:

•             Increases in total debt ($2.3 billion), retirement-related liabilities ($0.6 billion) and taxes ($0.4 billion).

Total equity of $18.4 billion increased $4.0 billion from December 31, 2015 as a result of:

•             Increases from net income ($11.9 billion) and stock-based compensation ($0.5 billion); partially offset by

•             Decreases from dividends ($5.3 billion) and share repurchases ($3.5 billion).

The company generated $17.0 billion in cash flow provided by operating activities, essentially flat compared to 2015, driven primarily by operational performance; offset by lower income tax payments. Net cash used in investing activities of $11.0 billion was $2.8 billion higher than 2015, primarily driven by an increase in cash used related to acquisitions ($2.3 billion). Net cash used in financing activities of $5.8 billion decreased $3.4 billion compared to the prior year, driven primarily by higher net debt issuances ($2.7 billion) and a decline in cash used for common share repurchases ($1.1 billion).

Management Discussion

International Business Machines Corporation and Subsidiary Companies

In January 2017, the company disclosed that it is expecting GAAP earnings per share from continuing operations of at least $11.95 and operating (non-GAAP) earnings of at least $13.80 per diluted share for 2017. The company expects 2017 free cash flow realization to be in excess of 90 percent of GAAP net income and free cash flow to be essentially flat year to year. Refer to page 69 in the Liquidity and Capital Resources section for additional information on this non-GAAP measure. Refer to the Looking Forward section on pages 67 and 68 for additional information on the company’s expectations.

DESCRIPTION OF BUSINESS

Please refer to IBM’s Annual Report on Form 10-K filed with the SEC on February 28, 2017 for Item 1A. entitled “Risk Factors.”

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

Strategy

IBM has a history of continuous re-invention, transforming itself throughout its 100-plus year history. In the past five decades alone, IBM has ushered in the eras of the mainframe, the personal computer, IT services and enterprise software. In its current transformation, IBM is once again leading the reordering of the technology industry.

A number of years ago, the company declared its focus on the strategic forces behind the “digital” revolution; data, cloud and engagement, driven by mobile and social, and underpinned by security. Since 2010, IBM has invested approximately $40 billion in these areas, built out the IBM Cloud on a global scale and extended cognitive systems to numerous enterprises and industries. The company made 55 acquisitions and has formed partnerships with organizations that are leading players in key industries.

Because of this transformation, IBM today is much more than a hardware, software and services company; IBM is a cognitive solutions and cloud platform company, with a focus on industry capabilities and expertise:

Cognitive Solutions: With the highest level of intelligence that exists in technology systems, these solutions tackle challenges ranging from answering client inquiries to helping physicians fight cancer.

Cloud Platform: IBM Cloud is the leading cloud platform for the enterprise, providing what enterprises need for speed, agility and, combined with Watson, for cognitive capability.

Industry Focus: As IBM brings higher levels of value to its clients, as its offerings are being built for the needs of individual industries. Healthcare and Financial Services are two examples of the company’s initial cognitive focus.

Cognitive Solutions

Since IBM’s Watson was introduced in 2011, the company has been developing a new generation of cognitive systems that can see and analyze the massive amounts of data that have previously been invisible to computers and enterprises. IBM’s cognitive systems have the capability to inject a kind of thinking ability into every digitized object, process and service, and learn from interactions. IBM is on the forefront of deploying these systems and helping clients to embrace the cognitive era.

Cognitive systems are not programmed; like humans, they learn from experts and from every interaction, and they are uniquely able to find patterns in big data. They learn by using advanced algorithms to sense, predict and infer. Doing so, they augment human intelligence, allowing individuals to make faster and more informed decisions.

Since Watson’s debut, many technologies have entered the market under the banner of artificial intelligence. However, IBM’s approach to cognitive systems is quite unique:

•             Highly adaptable intelligence systems: Watson has broad applicability and can help clients tackle challenges ranging from oncology to customer support.

•             Protect and respect client data: Watson learns through data, both public data as well as clients’ private data. Clients choose whether their data or insights are shared. IBM respects the clients’ ownership and control of their own data.

•             Easy entry points: Watson’s open APIs offer easy on-ramps to experiment with speech, vision and other data.

•             Trained in domain depth: Watson is trained to be an expert in industries and functional specialties. It augments the knowledge of professionals, giving them access to the insights of their best colleagues and the world’s leading experts.

•             Transformational services: IBM’s Cognitive Solutions and Watson Internet of Things (IoT) practices help clients build their cognitive strategies. GBS provides outcome-focused methodologies, domain skills and deep industry expertise.

Management Discussion

International Business Machines Corporation and Subsidiary Companies

Cloud Platform

Cloud represents more than a new architecture for delivering infrastructure and applications as services; it is also a catalyst for innovation, speed and agility. Cloud enables companies to focus on differentiating their strategies, capabilities and business models rather than on the underlying technology.

The IBM Cloud brings a unique set of characteristics to clients:

•             It is a world-class cloud platform designed for enterprises, where security, reliability, scalability and performance are critical.

•             It is the industry-leading hybrid cloud, enabling clients to extend their existing IT investments, connecting valuable data and applications across public and private clouds.

•             It is a world-class cognitive cloud platform with IBM Watson services that developers can embed into their applications to create differentiating customer experiences and powerful insights.

The IBM Cloud has a strong global presence, with more than 50 cloud data centers around the world giving clients the flexibility to optimize the deployment of data and application, for performance, security and compliance.

The IBM Cloud is also continually expanding its base of advanced capabilities including cloud data services, cloud object storage, cloud video services, as well as Internet of Things, blockchain and analytics services. In 2016, IBM brought new cognitive solutions to professionals in marketing, commerce, supply chain and human resources, extending industry clouds to further differentiate its cloud offerings.

Industry Focus

To bring higher value to clients, IBM is providing solutions that are specific and tailored to challenges clients face in their industry, using the power of IBM’s advanced cognitive computing capabilities built on the IBM Cloud. In 2016, IBM deepened its commitment to delivering higher value in several key ways:

•             In the healthcare industry, IBM Watson Health combines the power of cloud and cognitive with value-based solutions to optimize performance, engage consumers, enable effective care and manage population health. Significant investment in the healthcare space, including the acquisition of Merge and Truven, has enabled the company to expand the scope of solutions aimed at solving some of the most pressing health challenges.

•             IBM continues to partner with financial services clients to build a robust infrastructure addressing increasingly complex and fast-changing demands. From preventing fraud to supporting cyber security efforts, IBM is becoming ever-more essential to the financial industry.

•             IBM offers analytics to help clients assess their risk and compliance against industry guidelines, and uses a cognitive approach to provide deeper and faster findings. In late 2016, the company acquired Promontory Financial Group, LLC (Promontory), one of the world’s leading regulatory consulting firms. Promontory is training Watson to be a market-leading expert in the regulatory field, which will allow the company to deliver services at new levels of efficiency and transparency.

•             IBM is committed to blockchain to provide a highly secure method of facilitating multi-step transactions, reducing the number of disputes and points of friction, including its participation in the Hyperledger Project. This cross-industry consortium is working to build the blockchain network in the cloud, doing for trusted transactions what the Internet did for information, and setting industry standards for years to come. Blockchain will enable financial institutions to settle securities in minutes instead of days; manufacturers to reduce product recalls by sharing production logs along their supply chain; and businesses of all types to more closely manage the flow of goods and payments. IBM is working with companies ranging from retailers, banks and shippers to apply this technology to transform their ecosystems through open standards and open platforms.

•             IBM’s Global Business Services consulting business, with broad expertise across industries and a strong global footprint and scale, provides a unique combination of technologies and services to help clients achieve their business outcomes.

Management Discussion

International Business Machines Corporation and Subsidiary Companies

Transforming Core Businesses

While the company is focused on cognitive solutions, cloud platform and industry, it is important to note cognitive, cloud and industry are being embedded across IBM’s offerings. These core businesses continue to run clients’ most critical business processes. IBM’s hardware systems are being designed from the ground up to power the cloud and cognitive systems of the future. The company’s technology services help clients move to the cloud, embedding cognitive capabilities tailored for their industry. The company’s software offerings are simultaneously being made available for the cloud as well as being connected to the cloud where our clients choose to keep them on premises. Additionally, cognitive capabilities are being added to these offerings to provide new levels of innovation. In short, all of IBM is transforming to support the way its clients are transforming.

Summary

Each transformation of IBM ushers in a new capability to the world. More than 50 years ago, IBM introduced the programmable era and transformed the world’s transactions through the mainframe. In the decades that followed, IBM commercialized the personal computer, created an industry around IT services and a software market around middleware. Each of these innovations remains essential to business and the world today.

The company’s current chapter is ushering in an entirely new era of human-computer interaction, embodied in cognitive solutions and the cloud platform for the needs of industries. The company is embarking on an era where it will create new capabilities at speeds and depth never previously witnessed.

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

The company’s global capabilities as a cognitive solutions and cloud platform company include services, software, systems, fundamental research and related financing. The broad mix of businesses and capabilities are combined to provide integrated solutions and platforms to the company’s clients.

The business model is dynamic, adapting to the continuously changing industry and economic environment, including the company’s transformation into cloud and as-a-Service delivery models. The company continues to strengthen its position through strategic organic investments and acquisitions in higher-value areas, strengthening its industry expertise and applying advanced analytics across virtually all its offerings. In addition, the company is transforming into a more agile enterprise to drive innovation and speed, as well as helping to drive productivity, which supports investments for participation in markets with significant long-term opportunity.

This business model, supported by the company’s financial model, has enabled the company to deliver strong earnings, cash flows and returns to shareholders over the long term.

Business Segments and Capabilities

The company’s major operations consist of five business segments: Cognitive Solutions, Global Business Services, Technology Services & Cloud Platforms, Systems and Global Financing.

Cognitive Solutions comprises a broad portfolio of capabilities that help IBM’s clients to identify actionable new insights and inform decision-making for competitive advantage. Leveraging IBM’s research, technology and industry expertise, this business delivers a full spectrum of capabilities, from descriptive, predictive and prescriptive analytics to cognitive systems. Cognitive Solutions includes Watson, the first commercially available cognitive computing platform that has the ability to interact in natural language, process vast amounts of big data, and learn from interactions with people and computers. These solutions are provided through the most contemporary delivery methods including through cloud environments and “as-a-Service” models. Cognitive Solutions consists of Solutions Software and Transaction Processing Software.

Cognitive Solutions Capabilities

Solutions Software: provides the basis for many of the company’s strategic areas including analytics, security and social. IBM has established the world’s deepest portfolio of data and analytics solutions, including analytics and data management platforms, cloud data services, enterprise social software, talent management solutions, and solutions tailored by industry. Watson Platform, Watson Health and Watson Internet of Things capabilities are included in Solutions Software. IBM’s world-class security platform delivers integrated security intelligence across clients’ entire operations, including their cloud, applications, networks and data, helping them to prevent, detect and remediate potential threats.

Management Discussion

International Business Machines Corporation and Subsidiary Companies

Transaction Processing Software: includes software that primarily runs mission-critical systems in industries such as banking, airlines and retail. Most of this software is on-premise and annuity in nature.

Global Business Services (GBS) provides clients with consulting, application management services and global process services. These professional services deliver business value and innovation to clients through solutions which leverage industry, technology and business process expertise. GBS is the digital reinvention partner for IBM clients, combining industry knowledge, functional expertise, and applications with the power of design, cognitive and cloud. The full portfolio of GBS services is backed by its globally integrated delivery network and integration with IBM solutions and services including Watson, cloud, blockchain, and Technology Services. To deepen its capabilities, in 2016 IBM acquired four consulting and design firms to enhance the GBS global network of 35 digital experience design studios. IBM also announced Watson IoT Consulting Solutions, a new practice that brings together IBM’s industry and technical expertise to help clients introduce IoT innovation into their businesses.

GBS Capabilities

Consulting: provides business consulting services focused on bringing to market solutions that help clients shape their digital blueprints and customer experiences, define their cognitive operating models, set their next-generation talent strategies and create new technology visions and architectures in a cloud-centric world.

Application Management: delivers system integration, application management, maintenance and support services for packaged software, as well as custom and legacy applications. Value is delivered through advanced capabilities in areas such as security and privacy, application testing and modernization, cloud application migration and automation.

Global Process Services: GBS’ business process outsourcing service line, delivers finance, procurement, HR, and industry-specific business processes. These services deliver improved business results to clients through the strategic change and/or operation of the client’s business processes, applications and infrastructure. GBS is redefining the efficiency and cost profiles of clients’ core processes through the application of the power of Watson, cognitive and deep analytics.

Technology Services & Cloud Platforms provides comprehensive IT infrastructure services creating business value for clients through integrated services that incorporate unique intellectual property within its global delivery model. By leveraging insights and experience drawn from IBM’s global scale, skills and technology, with applied innovation from IBM Research, clients gain access to leading edge, high-quality services with improved productivity, flexibility, cost and outcomes.

Technology Services & Cloud Platforms Capabilities

Infrastructure Services: delivers a portfolio of cloud, project-based, outsourcing and other managed services focused on clients’ enterprise IT infrastructure environments to enable digital transformation and deliver improved quality, flexibility, risk management and financial value. The portfolio includes a comprehensive set of hybrid cloud services and solutions to assist clients in building and running enterprise IT environments that utilize public and private clouds and traditional IT. The IBM Cloud Platform offers leading edge services to developers and IBM’s Cloud Infrastructure-as-a-Service covers a wide variety of workloads with unprecedented performance. These offerings integrate long-standing expertise in service management and technology with the ability to utilize the power of new technologies, including those from other IBM business segments. The portfolio is built around a key set of predictive and proactive solutions addressing systems, mobility, resiliency, networking, cloud and security. The company’s capabilities, including IBM Cloud, cognitive computing and hybrid cloud implementation, can help to deliver high-performance, end-to-end innovation and an improved ability to achieve business objectives.

Technical Support Services: delivers a comprehensive line of support services to maintain and improve the availability of clients’ IT infrastructures. These offerings include maintenance for IBM products and other technology platforms, as well as software and solution support.

Integration Software: delivers industry-leading hybrid cloud solutions that empower clients to achieve rapid innovation, hybrid integration, and process transformation with choice and consistency across public, dedicated and local cloud environments, leveraging IBM’s Bluemix Platform-as-a-Service solution. Integration Software offerings and capabilities help clients address the digital imperatives to create, connect and optimize their applications, data and infrastructure on their journey to become cognitive businesses.

Management Discussion

International Business Machines Corporation and Subsidiary Companies

Systems provides clients with innovative infrastructure technologies to help meet the new requirements of hybrid cloud and cognitive workloads—from deploying advanced analytics, to moving to digital service delivery with the cloud, and securing mobile transaction processing. Approximately half of Systems Hardware’s server and storage sales transactions are through the company’s business partners, with the balance direct to end-user clients. IBM Systems also designs advanced semiconductor and systems technology in collaboration with IBM Research, primarily for use in the company’s systems.

Systems Capabilities

Servers: a range of high-performance systems designed to address computing capacity, security and performance needs of businesses, hyperscale cloud service providers and scientific computing organizations. The portfolio includes z Systems, a trusted enterprise platform for integrating data, transactions and insight, and Power Systems, a system designed from the ground up for big data and analytics, optimized for scale-out cloud and Linux, and delivering open innovation with OpenPOWER.

The company is a founding member of the OpenPOWER foundation, a group of industry-leading companies developing high-performance compute technologies and solutions based on the IBM POWER architecture.

Storage: data storage products and solutions that allow clients to retain and manage rapidly growing, complex volumes of digital information and to fuel data-centric cognitive applications. These solutions address critical client requirements for information retention and archiving, security, compliance and storage optimization including data deduplication, availability and virtualization. The portfolio consists of a broad range of software-defined storage solutions, flash storage, disk and tape storage solutions.

Operating Systems Software: The company’s z/OS is a security-rich, scalable, high-performance enterprise operating system for z Systems. Power Systems offers a choice of AIX or Linux operating systems. These operating systems leverage POWER architecture to deliver secure, reliable and high- performing enterprise-class workloads across a breadth of server offerings.

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

Global Financing Capabilities

Client Financing: lease, installment payment plan and loan financing to end users and internal clients for terms up to seven years. Assets financed are primarily new and used IT hardware, software and services where the company has expertise. Internal financing is predominantly in support of Technology Services & Cloud Platforms’ long-term client service contracts. All internal financing arrangements are at arm’s-length rates and are based upon market conditions.

Commercial Financing: short-term inventory and accounts receivable financing to suppliers, distributors and remarketers of IBM and OEM products. This includes internal activity where Global Financing factors a selected portion of the company’s accounts receivable primarily for cash management purposes, at arm’s-length rates.

Remanufacturing and Remarketing: assets include used equipment returned from lease transactions, or used and surplus equipment acquired internally or externally. These assets may be refurbished or upgraded and sold or leased to new or existing clients both externally or internally. Externally remarketed equipment revenue represents sales or leases to clients and resellers. Internally remarketed equipment revenue primarily represents used equipment that is sold internally to Systems and Technology Services & Cloud Platforms. Systems may also sell the equipment that it purchases from Global Financing to external clients.

Management Discussion

International Business Machines Corporation and Subsidiary Companies

IBM Worldwide Organizations

The following worldwide organizations play key roles in IBM’s delivery of value to its clients:

•      Global Markets (formerly Sales and Distribution)

•      Research, Development and Intellectual Property

•      Integrated Supply Chain

Global Markets

IBM has a global presence, operating in more than 175 countries with a broad-based geographic distribution of revenue. The company’s Global Markets organization manages IBM’s global footprint, working closely with dedicated country-based operating units to serve clients locally. These country teams have client relationship managers who lead integrated teams of consultants, solution specialists and delivery professionals to enable clients’ growth and innovation. These local teams develop deep relationships with their clients to bring together capabilities from IBM and its network of Business Partners to develop and implement solutions.

By complementing local expertise with global experience and digital capabilities, IBM builds broad-based client relationships. This local management focus fosters speed in addressing new markets and making investments in emerging opportunities. The Global Markets organization serves clients with expertise in their industry as well as through the products and services that IBM and partners supply. IBM is also expanding its reach to smaller clients through digital marketing, digital marketplaces, inside sales and local Business Partner resources.

IBM continues to invest to capture opportunities in key growth markets around the world—India, China and Southeast Asia; Eastern Europe; the Middle East and Africa; and Latin America. Major IBM markets include the G7 countries of Canada, France, Germany, Italy, Japan, the United States (U.S.) and the United Kingdom (U.K.), as well as Austria, the Bahamas, Belgium, the Caribbean, Cyprus, Denmark, Finland, Greece, Iceland, Ireland, Israel, Malta, the Netherlands, Norway, Portugal, Spain, Sweden and Switzerland.

Research, Development and Intellectual Property

IBM’s research and development (R&D) operations differentiate the company from its competitors. IBM annually invests 6 to 7 percent of total revenue for R&D, focusing on high-growth, high-value opportunities. IBM Research works with clients and the company’s business units through global labs on near-term and midterm innovations. It contributes many new technologies to IBM’s portfolio every year and helps clients address their most difficult challenges. IBM Research scientists are conducting pioneering work in artificial intelligence, analytics, security, nanotechnology, cloud computing, blockchain, quantum computing, silicon and post-silicon computing architectures, data-centric systems and more—applying these technologies across industries including healthcare, Internet of Things, education and financial services.

In 2016, IBM was awarded more U.S. patents than any other company for the 24th consecutive year. IBM’s 8,088 patents awarded in 2016 represent a diverse range of inventions in artificial intelligence and cognitive computing, cognitive health, cloud, cybersecurity and other strategic growth areas for the company.

The company continues to actively seek intellectual property (IP) protection for its innovations, while increasing emphasis on other initiatives designed to leverage its IP leadership. Some of IBM’s technological breakthroughs are used exclusively in IBM products, while others are licensed and may be used in IBM products and/or the products of the licensee. As part of its business model, the company licenses certain of its intellectual property, which is high-value technology, but may be in more mature markets. The licensee drives the future development of the IP and ultimately expands the customer base. This generates IP income for the company both upon licensing, and with ongoing royalty arrangements between it and the licensee. While the company’s various proprietary IP rights are important to its success, IBM believes its business as a whole is not materially dependent on any particular patent or license, or any particular group of patents or licenses. IBM owns or is licensed under a number of patents, which vary in duration, relating to its products.

Integrated Supply Chain

IBM has an extensive integrated supply chain, procuring materials and services globally. Additionally, growth in client spend managed by IBM’s procurement organization continues to demonstrate clients’ faith that IBM can reduce clients’ cost through the transformation of source-to-pay operations. The supply, manufacturing and logistics operations are seamlessly integrated and have optimized inventories over time. Simplifying and streamlining internal processes has improved sales force productivity and operational effectiveness and efficiency. Supply chain resiliency enables IBM to reduce its risk during marketplace changes.

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

Management Discussion

International Business Machines Corporation and Subsidiary Companies

YEAR IN REVIEW

Results of Continuing Operations

Segment Details

The following is an analysis of the 2016 versus 2015 reportable segment results. The table below presents each reportable segment’s external revenue and gross margin results. Segment pre-tax income includes transactions between segments that are intended to reflect an arm’s-length transfer price and excludes certain unallocated corporate items.

($ in millions)

					Yr.-to-Yr.
			Yr.-to-Yr.		Percent
			Percent/		Change
			Margin		Adjusted for
For the year ended December 31:	2016	2015	Change		Currency
Revenue
Cognitive Solutions	$18,187	$17,841	1.9%		2.7%
Gross margin	81.9%	85.1%	(3.3	)pts.
Global Business Services	16,700	17,166	(2.7)%		(2.5)%
Gross margin	27.0%	28.2%	(1.2	)pts.
Technology Services & Cloud Platforms	35,337	35,142	0.6%		1.4%
Gross margin	41.9%	42.7%	(0.8	)pts.
Systems	7,714	9,547	(19.2)%		(18.9)%
Gross margin	55.7%	55.8%	(0.1	)pts.
Global Financing	1,692	1,840	(8.0)%		(6.9)%
Gross margin	38.7%	45.6%	(6.9	)pts.
Other	289	206	40.4%		41.3%
Gross margin	(293.9)%	(253.0)%	(41.0	)pts.
Total consolidated revenue	$79,919	$81,741	(2.2)%		(1.6)%

Total consolidated gross profit	$38,294	$40,684	(5.9)%
Total consolidated gross margin	47.9%	49.8%	(1.9	)pts.
Non-operating adjustments
Amortization of acquired intangible assets	494	373	32.6%
Retirement-related costs/(income)	316	469	(32.7)%
Operating (non-GAAP) gross profit	$39,104	$41,526	(5.8)%
Operating (non-GAAP) gross margin	48.9%	50.8%	(1.9	)pts.

Cognitive Solutions

($ in millions)

				Yr.-to-Yr.
				Percent
			Yr.- to -Yr.	Change
			Percent	Adjusted for
For the year ended December 31:	2016	2015	Change	Currency
Cognitive Solutions external revenue	$18,187	$17,841	1.9%	2.7%
Solutions Software	$12,589	$12,021	4.7%	5.5%
Transaction Processing Software	5,598	5,819	(3.8)	(3.1)

Cognitive Solutions revenue of $18,187 million grew 1.9 percent as reported and 3 percent adjusted for currency in 2016 compared to the prior year. On an as reported and constant currency basis, growth in Solutions Software, which addresses many of the company’s strategic areas, was partially offset by declines in Transaction Processing Software.

Solutions Software revenue of $12,589 million grew 4.7 percent as reported (6 percent adjusted for currency) compared to the prior year. This growth was led by analytics and security offerings. Analytics, which is the largest portion of the Solutions Software portfolio, continued to grow in key areas including Watson offerings such as Watson Health. Security also contributed to year-to-year growth, as the company continues to invest to build its security platform. There was strong Software-as-a-Service (SaaS) performance during the year with double-digit growth in revenue as reported and adjusted for currency. In 2016, five acquisitions, including The Weather Company and Truven, added substantial new capabilities to the Solutions Software portfolio.

Throughout the year, the Watson platform, which underpins the company’s cognitive strategy, continued to gain momentum, as the company expanded cognitive capabilities in the IBM Cloud.

Management Discussion

International Business Machines Corporation and Subsidiary Companies

The company broadened the reach of Watson, with new capabilities, partnerships and engagement to accelerate adoption. Focus continues on scaling Watson Health and bringing real world benefits to researchers and clinicians. Watson IoT is growing and clients are using the power of Watson across the immense data pool created by the Internet of Things. The company is expanding its industry differentiation and focus on building industry verticals including the acquisition of Promontory in the fourth quarter.

Transaction Processing Software revenue of $5,598 million declined 3.8 percent as reported (3 percent adjusted for currency) compared to the prior year. Most of this software is on-premise and annuity in nature which is not a growing part of the software opportunity.

Within Cognitive Solutions, total 2016 strategic imperatives revenue of $11.7 billion grew 7 percent as reported (8 percent adjusted for currency) year to year. Cloud revenue of $2.1 billion grew 53 percent as reported (54 percent adjusted for currency), with an as-a-Service exit run rate of $1.8 billion.

($ in millions)

			Yr.-to-Yr.
			Percent/
For the year ended			Margin
December 31:	2016	2015	Change
Cognitive Solutions
External gross profit	$14,890	$15,189	(2.0)%
External gross profit margin	81.9%	85.1%	(3.3	)pts.
Pre-tax income	$6,352	$7,245	(12.3)%
Pre-tax margin	30.5%	36.1%	(5.6	)pts.

Cognitive Solutions gross profit margin decreased 3.3 points to 81.9 percent in 2016. Pre-tax income of $6,352 million decreased 12.3 percent compared to the prior year with a pre-tax margin decline of 5.6 points to 30.5 percent. This overall margin performance for the year reflects impacts of the company’s continued investment into strategic areas, including acquisition content, and the mix toward the SaaS business which is not yet at scale, partially offset by the impact of IP partnership agreements entered into during the year.

Global Business Services

($ in millions)

				Yr.-to-Yr.
				Percent
			Yr.-to-Yr.	Change
			Percent	Adjusted for
For the year ended December 31:	2016	2015	Change	Currency
Global Business Services external revenue	$16,700	$17,166	(2.7)%	(2.5)%
Consulting	$7,332	$7,678	(4.5)%	(4.8)%
Global Process Services	1,388	1,435	(3.3)	(2.0)
Application Management	7,980	8,053	(0.9)	(0.5)

Global Business Services revenue of $16,700 million decreased 2.7 percent as reported and 3 percent adjusted for currency in 2016 compared to the prior year. Digital practices, which made up more than half of GBS revenue in 2016, grew strong double digits as reported and adjusted for currency including double-digit growth in cloud, analytics and mobile. This growth was more than offset by declines in the more traditional areas that the company is shifting away from, such as large ERP implementations.

Consulting revenue of $7,332 million declined 4.5 percent as reported (5 percent adjusted for currency). Global Process Services (GPS) revenue of $1,388 million decreased 3.3 percent as reported (2 percent adjusted for currency) compared to the prior year. Application Management revenue of $7,980 million decreased 0.9 percent as reported (flat adjusted for currency).

Within GBS, total 2016 strategic imperatives revenue of $8.9 billion grew 16 percent as reported and adjusted for currency year to year. Cloud revenue of $3.0 billion grew 68 percent as reported (66 percent adjusted for currency), with an as-a-Service exit run rate of $1.1 billion.

The company continues to aggressively shift the business to the strategic imperatives, or digital practices in GBS. The IBM Interactive Experience, the largest global digital agency, now has more than 30 studios worldwide. The company continues to respond to clients looking to create new business models with cognitive technologies. There was continued revenue growth in 2016, both as reported and adjusted for currency, in enterprise mobility solutions that are helping clients redesign workflows with specific industry content. The company’s growing collection of MobileFirst for iOS applications can now be integrated with a broad set of Watson technologies to increase productivity. The company is scaling the industry’s first cognitive consulting practice which draws on the expertise of consulting professionals spanning machine learning, advanced analytics, data science and development. During 2016, six acquisitions added substantial new capabilities in digital design, cloud consulting and other skill areas.

($ in millions)

			Yr.-to-Yr.
			Percent/
For the year ended			Margin
December 31:	2016	2015	Change
Global Business Services
External gross profit	$4,501	$4,837	(6.9)%
External gross profit margin	27.0%	28.2%	(1.2	)pts.
Pre-tax income	$1,732	$2,602	(33.4)%
Pre-tax margin	10.1%	14.7%	(4.6	)pts.

Management Discussion

International Business Machines Corporation and Subsidiary Companies

GBS gross profit margin decreased 1.2 points to 27.0 percent compared to the prior year, with declines in Consulting and GPS. Overall, this reflects the company’s investments to grow the digital practices, additional spending in certain accounts to deliver on client commitments, and price and profit pressure in more traditional engagements. These dynamics are also reflected in the pre-tax margin for the year. In 2016, pre-tax income of $1,732 million decreased 33.4 percent and the pre-tax margin declined 4.6 points to 10.1 percent.

The company continues to invest and shift resources to higher value services around digital and cognitive. The company is investing in enablement, hiring top talent and bringing in new skills through acquisitions and focusing on integrating and scaling these new skills. While this impacts near-term profit, this investment has added important capabilities as the company continues to expand the digital practices.

Technology Services & Cloud Platforms

($ in millions)

				Yr.-to-Yr.
				Percent
			Yr.-to-Yr.	Change
			Percent	Adjusted for
For the year ended December 31:	2016	2015	Change	Currency
Technology Services & Cloud Platforms external revenue	$35,337	$35,142	0.6%	1.4%
Infrastructure Services	$23,543	$23,075	2.0%	2.7%
Technical Support Services	7,272	7,426	(2.1)	(1.0)
Integration Software	4,521	4,641	(2.6)	(1.5)

Technology Services & Cloud Platforms revenue of $35,337 million grew 0.6 percent as reported and 1 percent adjusted for currency in 2016 compared to the prior year. As the business shifts from systems integration to services integration, there is continuing momentum in new offerings. Infrastructure Services revenue grew as reported and adjusted for currency, partially offset by declines in Technical Support Services and Integration Software. In 2016, four acquisitions have expanded capabilities and strengthened the company’s portfolio.

Infrastructure Services revenue of $23,543 million grew 2.0 percent as reported (3 percent adjusted for currency) compared to the prior year. Technical Support Services revenue of $7,272 million decreased 2.1 percent as reported (1 percent adjusted for currency). Integration Software revenue of $4,521 million decreased 2.6 percent as reported (1 percent adjusted for currency) in 2016 compared to the prior year.

In Infrastructure Services, clients continue to turn to the company as the trusted partner to modernize and transform their most critical IT systems and navigate the complexities of the hybrid cloud environment. The company’s hybrid cloud strategy is resonating with clients as they move to enterprise-grade cloud solutions that are secure, agile and leverage the data and investments in their core systems. Enterprise workloads on the company’s public cloud continue to scale, contributing to growth in as-a-Service content. The company continues to expand its cloud infrastructure and now has 50 cloud centers around the world, enabling low latency connectivity to cloud infrastructure.

Although revenue declined year to year, Technical Support Services continues to generate substantial revenue and profit. There was year-to-year revenue growth as reported and adjusted for currency in multi-vendor services, which is leveraging the company’s global scale and deep technical skills.

In Integration Software, there was revenue growth in Connect products that integrate applications, data and processes for on-premise and cloud environments. There was also a continued shift of the portfolio to an as-a-Service model through IBM’s Bluemix cloud platform which continues to scale across a broad catalog of high value services.

Within Technology Services & Cloud Platforms, total 2016 strategic imperatives revenue of $8.7 billion grew 39 percent as reported (40 percent adjusted for currency) year to year. Cloud revenue of $5.9 billion grew 49 percent as reported (50 percent adjusted for currency), with an as-a-Service exit run rate of $5.8 billion.

Management Discussion

International Business Machines Corporation and Subsidiary Companies

($ in millions)

			Yr.-to-Yr.
			Percent/
For the year ended			Margin
December 31:	2016	2015*	Change
Technology Services & Cloud Platforms
External Technology Services gross profit	$10,969	$11,008	(0.4)%
External Technology Services gross profit margin	35.6%	36.1%	(0.5	)pts.
External Integration Software gross profit	$3,830	$4,005	(4.4)%
External Integration Software gross profit margin	84.7%	86.3%	(1.6	)pts.
External total gross profit	$14,800	$15,014	(1.4)%
External total gross profit margin	41.9%	42.7%	(0.8	)pts.
Pre-tax income	$4,707	$5,669	(17.0)%
Pre-tax margin	13.1%	15.8%	(2.8	)pts.

*          Recast to conform with 2016 presentation

Technology Services & Cloud Platforms gross profit margin decreased 0.8 points to 41.9 percent in 2016 compared to the prior year. While partially due to mix within the segment, there was improvement in the Infrastructure Services margin offset by declines in Technical Support Services and Integration Software. The margin improvement in Infrastructure Services reflects the benefits from delivery transformation and ongoing productivity actions related to automation, process optimization and leveraging the company’s scale, technology and talent. The company is investing in cognitive capabilities to further improve its delivery model and drive efficiencies. The Technical Support Services margin decline reflects the mix to multi-vendor support offerings. The Integration Software margin declined as the shift of the portfolio to an as-a-Service model continues.

Pre-tax income of $4,707 million decreased 17.0 percent and pre-tax margin declined 2.8 points year to year to 13.1 percent. The pre-tax margin reflects the dynamics impacting gross profit and the continued investments to build out the cloud platform, partially offset by the impact of IP partnership agreements entered into during the year.

Services Backlog and Signings

($ in billions)

				Yr.-to-Yr.
				Percent
			Yr.-to-Yr.	Change
			Percent	Adjusted for
At December 31:	2016	2015	Change	Currency
Total backlog	$118.7	$122.6	(3.2)%	(1.8)%

The estimated total services backlog at December 31, 2016 was $119 billion, a decrease of 3.2 percent as reported, and 2 percent adjusted for currency, with an increase in GTS more than offset by a decline in GBS as reported and adjusted for currency, compared to the December 31, 2015 balance.

Total services backlog includes Infrastructure Services, Consulting, Global Process Services, Application Management and Technical Support Services. Total backlog is intended to be a statement of overall work under contract for these businesses and therefore includes Technical Support Services. It does not include as-a-Service offerings that have flexibility in contractual commitment terms. Backlog estimates are subject to change and are affected by several factors, including terminations, changes in the scope of contracts, periodic revalidations, adjustments for revenue not materialized and adjustments for currency.

Services signings are management’s initial estimate of the value of a client’s commitment under a services contract. There are no third-party standards or requirements governing the calculation of signings. The calculation used by management involves estimates and judgments to gauge the extent of a client’s commitment, including the type and duration of the agreement, and the presence of termination charges or wind-down costs.

Signings include Infrastructure Services, Consulting, Global Process Services and Application Management contracts. Contract extensions and increases in scope are treated as signings only to the extent of the incremental new value. Technical Support Services is not included in signings as the maintenance contracts tend to be more steady state, where revenues equal renewals.

Contract portfolios purchased in an acquisition are treated as positive backlog adjustments provided those contracts meet the company’s requirements for initial signings. A new signing will be recognized if a new services agreement is signed incidental or coincidental to an acquisition or divestiture.

($ in millions)

				Yr.-to-Yr.
				Percent
			Yr.-to-Yr.	Change
			Percent	Adjusted for
For the year ended December 31:	2016	2015	Change	Currency
Total signings	$44,645	$46,432	(3.8)%	(2.7)%

Management Discussion

International Business Machines Corporation and Subsidiary Companies

Systems

($ in millions)

				Yr.-to-Yr.
				Percent
			Yr.-to-Yr.	Change
			Percent	Adjusted for
For the year ended December 31:	2016	2015	Change	Currency
Systems external revenue	$7,714	$9,547	(19.2)%	(18.9)%
Systems Hardware	$5,926	$7,574	(21.8)%	(21.6)%
z Systems			(27.1)	(26.8)
Power Systems			(27.1)	(26.8)
Storage Systems			(10.0)	(10.0)
Operating Systems Software	1,788	1,973	(9.4)	(8.7)

Systems revenue of $7,714 million decreased 19.2 percent as reported (19 percent adjusted for currency) in 2016 compared to the prior year reflecting market shifts and product cycle dynamics. Systems Hardware revenue of $5,926 million decreased 21.8 percent as reported (22 percent adjusted for currency) year to year. Operating Systems Software revenue of $1,788 million decreased 9.4 percent as reported (9 percent adjusted for currency) compared to the prior year.

Within Systems Hardware, z Systems revenue decreased 27.1 percent as reported (27 percent adjusted for currency) year to year reflecting product cycle dynamics. However, eight quarters into the z13 cycle at the end of 2016, the company continues to add new clients to the platform, drive innovation and introduce new technologies. During 2016, 29 new clients were added, with a total of 80 since introduction of the z13, validating its value and ongoing commitment to the company’s platform. Throughout the year, the company continued to optimize z Systems to drive new workloads such as blockchain and instant payments. The acquisition of EZSource, which helps clients modify applications for their digital transformation while supporting agility and hybrid cloud, also drove innovation in the z Systems platform.

Power Systems revenue decreased 27.1 percent as reported (27 percent adjusted for currency) year to year reflecting the underlying dynamics of a declining market for UNIX, where IBM continues to be the market leader, partially offset by growth in the expanding Linux market. During the year, there was success with HANA where the company is bringing in new clients. The UNIX market remains a high-value space for clients, and in 2016 new midrange and high-end systems were introduced. These systems are designed for hybrid cloud computing and flexible consumption models to transform on-premise IT to the cloud. In Power, the company is shifting to Linux while continuing to serve the UNIX space, but this is a long transition.

Storage Systems revenue decreased by 10.0 percent as reported and adjusted for currency year to year reflecting the weakness in the traditional disk storage market. In 2016, the company introduced new products and transitioned to a full suite of flash array offerings to improve its competitive position, and this portfolio grew revenue in the fourth quarter of the year as reported and adjusted for currency. While not reported within the Systems segment, Software-Defined Storage had revenue growth as reported and adjusted for currency in 2016.

Within Systems, total 2016 strategic imperatives revenue of $3.4 billion decreased 15 percent as reported and adjusted for currency year to year. Cloud revenue of $2.7 billion decreased 11 percent as reported and adjusted for currency as a result of a strong 2015 with the mainframe cycle.

Management Discussion

International Business Machines Corporation and Subsidiary Companies

($ in millions)

			Yr.-to-Yr.
			Percent/
For the year ended			Margin
December 31:	2016	2015*	Change
Systems
External Systems Hardware gross Profit	$2,720	$3,536	(23.1)%
External Systems Hardware gross profit margin	45.9%	46.7%	(0.8	)pts.
External Operating Systems Software gross profit	$1,577	$1,790	(11.9)%
External Operating Systems Software gross profit margin	88.2%	90.7%	(2.5	)pts.
External total gross Profit	$4,298	$5,326	(19.3)%
External total gross Profit margin	55.7%	55.8%	(0.1	)pts.
Pre-tax income	$933	$1,722	(45.8)%
Pre-tax margin	11.0%	16.7%	(5.7	)pts.

*          Recast to conform with 2016 presentation

The Systems gross profit margin decreased 0.1 points to 55.7 percent in 2016 compared to the prior year with declines in Power and Storage partially offset by expansion in z Systems margins. Pre-tax income of $933 million decreased 45.8 percent and the pre-tax margin declined 5.7 points year to year to 11.0 percent, consistent with the product cycle and portfolio transition dynamics impacting revenue and profit.

The company has reinvented its core systems for work in a new era of computing. It has optimized systems to drive new types of workloads and is expanding its footprint, building new capabilities and solving new types of problems for its clients. While facing some shifting market dynamics and product transitions, the Systems portfolio remains optimized to address the demands of the cognitive era and cloud computing.

Global Financing

See pages 76 through 81 for an analysis of Global Financing’s segment results.

Total Software

Under the company’s new segment structure, total software no longer exists as a segment. Given the focus on IBM’s software revenue performance, the company continued to report total software revenue performance through 2016. The company’s software revenue is reported discretely within the Cognitive Solutions, Technology Services & Cloud Platforms and Systems segments and can be added together to calculate total software. The company has a broad software portfolio, from solutions that provide cognitive, analytics and security solutions, to core transaction processing, to connecting on-premises data and processes to private and public cloud environments. This software is open, running on IBM and non-IBM environments.

Total software revenue, which includes Cognitive Solutions, Integration Software and Operating Systems Software, of $24,496 million increased 0.2 percent as reported and 1 percent adjusted for currency in 2016 compared to 2015. From a business area perspective, there was growth in Cognitive Solutions as reported and adjusted for currency, while Integration Software and Operating Systems Software were down year to year as reported and adjusted for currency. Across software, annuity revenue grew year to year as reported and adjusted for currency led by SaaS offerings. Transactional revenue declined as reported and adjusted for currency.

Geographic Revenue

In addition to the revenue presentation by reportable segment, the company also measures revenue performance on a geographic basis. The following geographic, regional and country-specific revenue performance excludes OEM revenue.

($ in millions)

				Yr.-to-Yr.
				Percent
			Yr.-to -Yr.	Change
			Percent	Adjusted for
For the year ended December 31:	2016	2015	Change	Currency
Total revenue	$79,919	$81,741	(2.2)%	(1.6)%
Geographies	$79,594	$81,430	(2.3)%	(1.6)%
Americas	37,513	38,486	(2.5)	(1.4)
Europe/Middle East/Africa	24,769	26,073	(5.0)	(2.1)
Asia Pacific	17,313	16,871	2.6	(1.2)

Management Discussion

International Business Machines Corporation and Subsidiary Companies

Total geographic revenue of $79,594 million in 2016 decreased 2.3 percent as reported and 2 percent adjusted for currency compared to the prior year.

Americas revenue of $37,513 million decreased 2.5 percent as reported and 1 percent adjusted for currency with declines in North America and Latin America as reported and adjusted for currency. Within North America, the U.S. decreased 0.9 percent and Canada decreased 6.2 percent (3 percent adjusted for currency). In Latin America, Brazil decreased 10.5 percent (7 percent adjusted for currency) and Mexico decreased 14.5 percent (7 percent adjusted for currency).

EMEA revenue of $24,769 million decreased 5.0 percent as reported and 2 percent adjusted for currency. Within EMEA, revenue declined in the UK, Germany and France, as reported and adjusted for currency, while revenue grew in Italy as reported and adjusted for currency. The UK decreased 12.8 percent (1 percent adjusted for currency). Germany decreased 5.1 percent (5 percent adjusted for currency). Revenue declined in France 3.4 percent (3 percent adjusted for currency). Italy increased 4.0 percent (4 percent adjusted for currency) year to year. The Middle East and Africa region grew 0.6 percent (3 percent adjusted for currency), while there was a decline in the Central and Eastern European region as reported and adjusted for currency including a year-to-year decline in Russia of 27.1 percent.

Asia Pacific revenue of $17,313 million grew 2.6 percent as reported, but declined 1 percent adjusted for currency. Japan grew 10.5 percent as reported, but declined 1 percent adjusted for currency. India grew 5.2 percent as reported and 10 percent adjusted for currency. China decreased 2.4 percent as reported, but was flat on an adjusted for currency basis. Australia decreased 9.7 percent (8 percent adjusted for currency).

Total Expense and Other (Income)

($ in millions)

			Yr.-to-Yr.
			Percent/
For the year ended			Margin
December 31:	2016	2015	Change
Total consolidated expense and other (income)	$25,964	$24,740	4.9%
Non-operating adjustments
Amortization of acquired intangible assets	(503)	(304)	65.7
Acquisition-related charges	(5)	(26)	(81.0)
Non-operating retirement-related (costs)/income	(282)	(581)	(51.4)
Operating (non-GAAP) expense and other (income)	$25,174	$23,830	5.6%
Total consolidated expense-to-revenue ratio	32.5%	30.3%	2.2	pts.
Operating (non-GAAP) expense-to-revenue ratio	31.5%	29.2%	2.3	pts.

The key drivers of the year-to-year change in total expense and other (income) were approximately:

	Total	Operating
	Consolidated	(non-GAAP)
•Currency*	2 points	2 points
•Acquisitions**	5 points	4 points
•Base	(2) points	0 points

*          Reflects impacts of translation and hedging programs

** Includes acquisitions completed in prior 12-month period; operating (non-GAAP) is net of non-operating acquisition-related charges.

For additional information regarding total expense and other (income) for both expense presentations, see the following analyses by category.

Management Discussion

International Business Machines Corporation and Subsidiary Companies

Selling, General and Administrative

($ in millions)

			Yr.-to-Yr.
For the year ended			Percent
December 31:	2016	2015	Change
Selling, general and administrative expense
Selling, general and administrative—other	$16,971	$16,643	2.0%
Advertising and promotional expense	1,327	1,290	2.8
Workforce rebalancing charges	1,038	587	76.7
Retirement-related costs	742	1,052	(29.5)
Amortization of acquired intangible assets	503	304	65.7
Stock-based compensation	401	322	24.3
Bad debt expense	87	231	(62.3)
Total consolidated selling, general and administrative expense	$21,069	$20,430	3.1%
Non-operating adjustments
Amortization of acquired intangible assets	(503)	(304)	65.7
Acquisition-related charges	2	(21)	NM
Non-operating retirement- related (costs)/income	(253)	(533)	(52.6)
Operating (non-GAAP) selling, general and administrative expense	$20,315	$19,573	3.8%

NM—Not meaningful

Total selling, general and administrative (SG&A) expense increased 3.1 percent in 2016 versus 2015, driven primarily by the following factors:

•             Acquisition-related spending (4 points); and

•             Higher workforce rebalancing charges (2 points); partially offset by

•             The effects of currency (1 point); and

•             A year-to-year decrease in charges for pension obligations related to litigation in Spain (1 point).

Operating (non-GAAP) expense increased 3.8 percent year to year driven primarily by the same factors excluding the year-to-year decrease in charges for pension obligations related to litigation which is not reflected in operating (non-GAAP) expense.

Bad debt expense decreased $144 million in 2016 compared to 2015. The receivables provision coverage was 2.0 percent at December 31, 2016, a decrease of 60 basis points from December 31, 2015 due to write-offs of previously reserved receivables in 2016.

Research, Development and Engineering

($ in millions)

			Yr.-to-Yr.
For the year ended			Percent
December 31:	2016	2015	Change
Total consolidated research, development and engineering	$5,751	$5,247	9.6%
Non-operating adjustment
Non-operating retirement-related (costs)/income	(29)	(48)	(38.6)
Operating (non-GAAP) research, development and engineering	$5,722	$5,200	10.1%

Research, development and engineering (RD&E) expense was 7.2 percent of revenue in 2016 and 6.4 percent of revenue in 2015.

RD&E expense increased 9.6 percent in 2016 versus 2015 primarily driven by:

•             Higher expense due to acquisitions (7 points); and

•             Increased base spending (4 points); partially offset by

•             The effects of currency (1 point).

Operating (non-GAAP) RD&E expense increased 10.1 percent in 2016 compared to the prior year, driven primarily by the same factors.

Intellectual Property and Custom Development Income

($ in millions)

			Yr.-to-Yr.
For the year ended			Percent
December 31:	2016	2015*	Change
Licensing of intellectual property including royalty-based fees	$1,390	$407	241.8%
Custom development income	214	262	(18.4)
Sales/other transfers of intellectual property	27	13	113.4
Total	$1,631	$682	139.3%

*          Reclassified to conform to 2016 presentation

Licensing of intellectual property including royalty-based fees increased in 2016 compared to the prior year period, primarily due to licensing of certain intellectual property in 2016 within the company’s Integration Software and Cognitive Solutions software portfolio, which included four transactions each with period income greater than $100 million. The company is licensing IP to partners who are allocating their skills to extend the value of assets that are high value, but may be in mature markets. There were no significant individual IP transactions in 2015. The

Management Discussion

International Business Machines Corporation and Subsidiary Companies

timing and amount of licensing, sales or other transfers of IP may vary significantly from period to period depending upon the timing of licensing agreements, economic conditions, industry consolidation and the timing of new patents and know-how development.

Other (Income) and Expense

($ in millions)

			Yr.-to-Yr.
For the year ended			Percent
December 31:	2016	2015	Change
Other (income) and expense
Foreign currency transaction losses/(gains)	$(116)	$414	NM
(Gains)/losses on derivative instruments	260	(853)	NM
Interest income	(108)	(72)	49.1%
Net (gains)/losses from securities and investment assets	23	47	(50.5)
Other	85	(260)	NM
Total consolidated other (income) and expense	$145	$(724)	NM
Non-operating adjustment
Acquisition-related charges	(7)	(5)	35.2
Operating (non-GAAP) other (income) and expense	$138	$(729)	NM

NM—Not meaningful

Total consolidated other (income) and expense was expense of $145 million in 2016 compared to income of $724 million in 2015. The decrease in income of $869 million year over year was primarily driven by:

•             Lower net exchange gains ($593 million); and

•             Real estate capacity charges related to the first-quarter 2016 workforce transformation ($291 million).

Interest Expense

($ in millions)

			Yr.-to-Yr.
For the year ended			Percent
December 31:	2016	2015	Change
Interest expense
Total	$630	$468	34.4%

The increase in interest expense in 2016 versus 2015 was primarily driven by higher average debt levels and higher average interest rates. Interest expense is presented in cost of financing in the Consolidated Statement of Earnings only if the related external borrowings are to support the Global Financing external business. Overall interest expense (excluding capitalized interest) in 2016 was $1,206 million, an increase of $197 million year to year.

Stock-Based Compensation

Pre-tax stock-based compensation cost of $544 million increased $76 million compared to 2015. This was due primarily to increases related to performance share units ($72 million) and the conversion of stock-based awards previously issued by acquired entities ($15 million); partially offset by decreases related to restricted stock units ($15 million). Stock-based compensation cost, and the year-to-year change, was reflected in the following categories: Cost: $88 million, down $13 million; SG&A expense: $401 million, up $78 million and RD&E expense: $55 million, up $5 million.

Retirement-Related Plans

The following table provides the total pre-tax cost for all retire-ment-related plans. These amounts are included in the Consolidated Statement of Earnings within the caption (e.g., Cost, SG&A, RD&E) relating to the job function of the plan participants.

($ in millions)

			Yr.-to-Yr.
For the year ended			Percent
December 31:	2016	2015	Change
Retirement-related plans—cost
Service cost	$443	$484	(8.6)%
Amortization of prior service costs/ (credits)	(107)	(100)	7.0
Cost of defined contribution plans	1,070	1,138	(6.0)
Total operating costs/ (income)	$1,405	$1,522	(7.7)%
Interest cost	$3,300	$3,316	(0.5)%
Expected return on plan assets	(5,563)	(5,879)	(5.4)
Recognized actuarial losses	2,751	3,283	(16.2)
Curtailments/ settlements	(16)	36	NM
Multi-employer plan/ other costs	126	293	(57.0)
Total non-operating costs/(income)	$598	$1,050	(43.0)%
Total retirement-related plans—cost	$2,003	$2,572	(22.1)%

NM—Not meaningful

Management Discussion

International Business Machines Corporation and Subsidiary Companies

In 2016, total pre-tax retirement-related plan cost decreased by $569 million compared to 2015, primarily driven by a decrease in recognized actuarial losses ($532 million), a decrease in pension obligations related to litigation in Spain ($177 million) and lower defined contribution plans cost ($68 million); partially offset by lower expected return on plan assets ($316 million).

As discussed in the “Operating (non-GAAP) Earnings” section on pages 26 and 27, the company characterizes certain retirement-related costs as operating and others as non-operating. Utilizing this characterization, operating retirement-related costs in 2016 were $1,405 million, a decrease of $117 million compared to 2015, primarily driven by lower defined contribution plans cost ($68 million) and lower service cost ($42 million). Non-operating costs of $598 million decreased $452 million in 2016 compared to the prior year, driven primarily by a decrease in recognized actuarial losses ($532 million) and a decrease in pension obligations related to litigation in Spain ($177 million); partially offset by lower expected return on plan assets ($316 million).

Income Taxes

The continuing operations effective tax rate for 2016 was 3.6 percent, a decrease of 12.5 points versus the prior year. The benefit resulting from the favorable resolution of a long standing tax matter related to the determination of certain foreign tax losses incurred by the company in Japan drove a 9.5 point reduction in the rate. Without that discrete item, the continuing operations effective tax rate for 2016 would have been 13.1 percent, with the remaining change in the rate year to year driven by the following factors:

•             The benefit resulting from the favorable resolution of a long-standing tax matter related to the utilization of certain foreign tax losses in Japan of 9.5 points; and

•             A benefit due to the year-to-year decrease in tax charges related to intercompany payments made by foreign subsidiaries and the intercompany licensing of certain IP of 5.7 points; and

•             A benefit due to the geographic mix of pre-tax earnings in 2016 of 0.3 points; partially offset by

•             A reduced benefit year to year related to audit settlements of 2.3 points; and

•             The decreased benefit year to year in the utilization of foreign tax credits of 0.6 points.

The continuing operations operating (non-GAAP) effective tax rate was 6.5 percent, a decrease of 10.7 points versus 2015 principally driven by the same factors described above. Without the Japan benefits, the continuing operations (non-GAAP) effective tax rate would have been 14.9 percent.

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

			Yr.-to-Yr.
For the year ended			Percent
December 31:	2016	2015	Change
Earnings per share of common stock from continuing operations
Assuming dilution	$12.39	$13.60	(8.9)%
Basic	$12.44	$13.66	(8.9)%
Diluted operating (non-GAAP)	$13.59	$14.92	(8.9)%
Weighted-average shares outstanding (in millions)
Assuming dilution	958.7	982.7	(2.4)%
Basic	955.4	978.7	(2.4)%

Actual shares outstanding at December 31, 2016 and 2015 were 945.9 million and 965.7 million, respectively. The average number of common shares outstanding assuming dilution was 24.0 million shares lower in 2016 versus 2015. The decrease was primarily the result of the common stock repurchase program.

Results of Discontinued Operations

The loss from discontinued operations, net of tax, was $9 million in 2016 and $174 million in 2015. The discontinued operations effective tax rate in 2016 was 21.7 percent compared to 40.3 percent in 2015.

Management Discussion

International Business Machines Corporation and Subsidiary Companies

Financial Position

Dynamics

At December 31, 2016, the company continued to have the financial flexibility to support the business over the long term. Cash and marketable securities at year end were $8,527 million. During the year, the company continued to manage the investment portfolio to meet its capital preservation and liquidity objectives.

Total debt of $42,169 million increased $2,279 million from prior year-end levels. The commercial paper balance at December 31, 2016, was $899 million, an increase of $299 million from the prior year end. Within total debt, $27,859 million was in support of the Global Financing business which is leveraged at a 7.3 to 1 ratio. The company continues to have substantial flexibility in the debt markets. During 2016, the company completed bond issuances totaling $7,873 million, with terms ranging from 1.5 to 30 years, and interest rates ranging from 0.50 to 4.70 percent depending on maturity. The company has consistently generated strong cash flow from operations and continues to have access to additional sources of liquidity through the capital markets and its $10.25 billion global credit facility, with 100 percent of the facility available on a same day basis.

Consistent with accounting standards, the company remeasured the funded status of its retirement and postretirement plans at December 31. At December 31, 2016, the overall net underfunded position was $14,840 million, a decrease of $674 million from December 31, 2015 driven by asset returns partially offset by a decrease in discount rates. At year end, the company’s qualified defined benefit plans were well funded and the cash requirements related to these plans remain stable going forward at approximately $500 million per year through 2020. In 2016, the return on the U.S. Personal Pension Plan assets was 6.2 percent and the plan was 102 percent funded at December 31. Overall, global asset returns were 8.5 percent and the qualified defined benefit plans worldwide were 98 percent funded at December 31, 2016.

During 2016, the company generated $16,958 million in cash from operations, a decrease of $49 million compared to 2015. In addition, the company generated $11,574 million in free cash flow, a decrease of $1,501 million versus the prior year. See page 69 for additional information on free cash flow. The company returned $8,758 million to shareholders in 2016, with $5,256 million in dividends and $3,502 million in gross share repurchases. In 2016, the company repurchased 23.3 million shares and had $5.1 billion remaining in share repurchase authorization at year end. The company’s cash generation permits the company to invest and deploy capital to areas with the most attractive long-term opportunities.

The assets and debt associated with the Global Financing business are a significant part of the company’s financial position. The financial position amounts appearing on page 86 are the consolidated amounts including Global Financing. The amounts appearing in the separate Global Financing section, beginning on page 77, are supplementary data presented to facilitate an understanding of the Global Financing business.

Working Capital

($ in millions)

At December 31:	2016	2015
Current assets	$43,888	$42,504
Current liabilities	36,275	34,269
Working capital	$7,613	$8,235
Current ratio	1.21:1	1.24:1

Working capital decreased $622 million from the year-end 2015 position. The key changes are described below:

Current assets increased $1,383 million ($1,920 million adjusted for currency), as a result of:

•             An increase of $690 million ($1,013 million adjusted for currency) in receivables driven by trade receivables; and

•             An increase of $359 million ($457 million adjusted for currency) in prepaid expenses and other current assets; and

•             An increase of $332 million ($427 million adjusted for currency) in cash and marketable securities.

Current liabilities increased $2,006 million ($2,471 million adjusted for currency), as a result of:

•             An increase in short-term debt of $1,052 million ($1,033 million adjusted for currency); and

•             An increase in taxes of $388 million ($442 million adjusted for currency) primarily driven by the reclass from non-current liabilities based on the anticipated settlement of various U.S. and non U.S. tax audits; and

•             An increase in other accrued expenses and liabilities of $352 million ($571 million adjusted for currency); and

•             An increase in accounts payable of $181 million ($244 million adjusted for currency).

Management Discussion

International Business Machines Corporation and Subsidiary Companies

Cash Flow

The company’s cash flows from operating, investing and financing activities, as reflected in the Consolidated Statement of Cash Flows on page 87 are summarized in the table below. These amounts include the cash flows associated with the Global Financing business.

($ in millions)

For the year ended December 31:	2016	2015
Net cash provided by/(used in) continuing operations
Operating activities	$16,958	$17,008
Investing activities	(10,976)	(8,159)
Financing activities	(5,791)	(9,166)
Effect of exchange rate changes on cash and cash equivalents	(51)	(473)
Net change in cash and cash equivalents	$140	$(790)

Net cash provided by operating activities decreased by $49 million in 2016 driven by the following key factors:

•             Performance-related declines within net income; offset by

•             A decline in cash income tax payments ($1,579 million).

Net cash used in investing activities increased $2,817 million driven by:

•             An increase in cash used related to acquisitions of $2,330 million.

Net cash used in financing activities decreased $3,375 million as compared to the prior year driven by the following factors:

•             An increase in net cash sourced from debt transactions of $2,744 million driven by a higher level of issuances in the current year; and

•             A decrease of $1,107 million of cash used for gross share repurchases; partially offset by

•             An increase in dividend payments of $358 million.

Noncurrent Assets and Liabilities

($ in millions)

At December 31:	2016	2015
Noncurrent assets	$73,582	$67,991
Long-term debt	$34,655	$33,428
Noncurrent liabilities (excluding debt)	$28,147	$28,374

The increase in noncurrent assets of $5,591 million ($5,788 million adjusted for currency) was driven by:

•             An increase in intangible assets and goodwill of $5,379 million ($5,420 million adjusted for currency) resulting from acquisitions during the year; and

•             An increase in prepaid pension assets of $1,301 million ($1,427 million adjusted for currency) primarily driven by the expected returns on plan assets partially offset by interest costs and plan remeasurements; partially offset by

•             A decrease of $993 million ($1,054 million adjusted for currency) in long-term financing receivables primarily due to lower volumes.

Long-term debt increased $1,227 million ($1,595 million adjusted for currency) driven by:

•             Bond issuances of $7,873 million; partially offset by

•             Reclassification of $6,239 million to short-term debt to reflect upcoming maturities.

Other noncurrent liabilities, excluding debt, decreased $227 million ($195 million adjusted for currency) primarily driven by:

•             A decrease of $622 million ($769 million adjusted for currency) in other liabilities driven by the reclass to current taxes based on the anticipated settlement of various U.S. and non U.S. tax audits; partially offset by

•             An increase in retirement and nonpension postretirement liabilities of $567 million ($706 million adjusted for currency) driven by plan remeasurements.

Management Discussion

International Business Machines Corporation and Subsidiary Companies

Debt

The company’s funding requirements are continually monitored and strategies are executed to manage the overall asset and liability profile. Additionally, the company maintains sufficient flexibility to access global funding sources as needed.

($ in millions)

At December 31:	2016	2015
Total company debt	$42,169	$39,890
Total Global Financing segment debt	$27,859	$27,205
Debt to support external clients	24,034	23,934
Debt to support internal clients	3,825	3,271
Non-Global Financing debt	14,309	12,684

Global Financing provides financing predominantly for the company’s external client assets, as well as for assets under contract by other IBM units. These assets, primarily for Technology Services & Cloud Platforms, generate long-term, stable revenue streams similar to the Global Financing asset portfolio. Based on their attributes, these Technology Services & Cloud Platforms assets are leveraged with the balance of the Global Financing asset base. The debt analysis above is further detailed in the Global Financing section on page 80.

Consolidated debt-to-capitalization ratio at December 31, 2016 was 69.6 percent versus 73.4 percent at December 31, 2015.

Given the significant leverage, the company also presents a debt-to-capitalization ratio which excludes Global Financing debt and equity as management believes this is more representative of the company’s core business operations. This ratio can vary from period to period as the company manages its global cash and debt positions. “Core” debt-to-capitalization ratio (excluding Global Financing debt and equity) was 49.5 percent at December 31, 2016 compared to 54.3 percent at December 31, 2015.

Equity

Total equity increased by $3,968 million from December 31, 2015 as a result of an increase in retained earnings of $6,634 million, an increase in common stock of $673 million and lower accumulated other comprehensive losses of $209 million; partially offset by an increase in treasury stock of $3,532 million mainly due to gross common stock repurchases.

GAAP Reconciliation

The tables below provide a reconciliation of the company’s income statement results as reported under GAAP to its operating earnings presentation which is a non-GAAP measure. The company’s calculation of operating (non-GAAP) earnings, as presented, may differ from similarly titled measures reported by other companies. Please refer to the “Operating (non-GAAP) Earnings” section on pages 26 and 27 for the company’s rationale for presenting operating earnings information.

($ in millions except per share amount)

		Acquisition-		Retirement-
		Related		Related		Operating
For the year ended December 31, 2016:	GAAP	Adjustments		Adjustments		(non-GAAP)
Gross profit	$38,294	$494		$316		$39,104
Gross profit margin	47.9%	0.6	pts.	0.4		48.9%
SG&A	$21,069	$(501)		$(253)		$20,315
RD&E	5,751	—		(29)		5,722
Other (income) and expense	145	(7)		—		138
Total expense and other (income)	25,964	(508)		(282)		25,174
Pre-tax income from continuing operations	12,330	1,003		598		13,931
Pre-tax margin from continuing operations	15.4%	1.3	pts.	0.7	pts.	17.4%
Provision for income taxes*	$449	$268		$183		$900
Effective tax rate	3.6%	1.7	pts.	1.2	pts.	6.5%
Income from continuing operations	$11,881	$735		$415		$13,031
Income margin from continuing operations	14.9%	0.9	pts.	0.5	pts.	16.3%
Diluted earnings per share from continuing operations	$12.39	$0.77		$0.43		$13.59

*          The tax impact on operating (non-GAAP) pre-tax income is calculated under the same accounting principles applied to the GAAP pre-tax income which employs an annual effective tax rate method to the results.

Management Discussion

International Business Machines Corporation and Subsidiary Companies

($ in millions except per share amount)

		Acquisition-		Retirement-
		Related		Related		Operating
For the year ended December 31, 2015:	GAAP	Adjustments		Adjustments		(non-GAAP)
Gross profit	$40,684	$373		$469		$41,526
Gross profit margin	49.8%	0.5	Pts.	0.6	pts.	50.8%
SG&A	$20,430	$(324)		$(533)		$19,573
RD&E	5,247	—		(48)		5,200
Other (income) and expense	(724)	(5)		—		(729)
Total expense and other (income)	24,740	(330)		(581)		23,830
Pre-tax income from continuing operations	15,945	703		1,050		17,697
Pre-tax margin from continuing operations	19.5%	0.9	pts.	1.3.	pts.	21.6%
Provision for income taxes*	$2,581	$141		$316		$3,037
Effective tax rate	16.2%	0.2	pts.	0.9	pts.	17.2%
Income from continuing operations	$13,364	$562		$734		$14,659
Income margin from continuing operations	16.3%	0.7	pts.	0.9	pts.	17.9%
Diluted earnings per share from continuing operations	$13.60	$0.57		$0.75		$14.92

*          The tax impact on operating (non-GAAP) pre-tax income is calculated under the same accounting principles applied to the GAAP pre-tax income which employs an annual effective tax rate method to the results.

Consolidated Fourth-Quarter Results

($ and shares in millions except per share amounts)

			Yr.- to -Yr.
			Percent/
			Margin
For the fourth quarter:	2016	2015	Change
Revenue	$21,770	$22,059	(1.3	)%*
Gross profit margin	50.0%	51.7%	(1.7	)pts.
Total expense and other (income)	$5,907	$6,308	(6.4)%
Total expense and other (income)-to-revenue ratio	27.1%	28.6%	(1.5	)pts.
Income from continuing operations before income taxes	$4,986	$5,098	(2.2)%
Provision for income taxes from continuing operations	$480	$638	(24.7)%
Income from continuing operations	$4,505	$4,460	1.0%
Income from continuing operations margin	20.7%	20.2%	0.5	pts.
Income/(loss) from discontinued operations, net of tax	$(4)	$3	NM
Net income	$4,501	$4,463	0.9%
Earnings per share from continuing operations:
Assuming dilution	$4.73	$4.59	3.1%
Consolidated earnings per share—assuming dilution	$4.72	$4.59	2.8%
Weighted-average shares outstanding
Assuming dilution	952.7	972.8	(2.1)%

*          (0.7) percent adjusted for currency

NM—Not meaningful

Management Discussion

International Business Machines Corporation and Subsidiary Companies

The following table provides the company’s operating (non-GAAP) earnings for the fourth quarter of 2016 and 2015.

($ in millions except per share amounts)

			Yr.-to-Yr.
			Percent
For the fourth quarter:	2016	2015	Change
Net income as reported	$4,501	$4,463	0.9%
Income/(loss) from discontinued operations, net of tax	(4)	3	NM
Income from continuing operations	4,505	4,460	1.0
Non-operating adjustments (net of tax)
Acquisition-related charges	193	110	75.8
Non-operating retirement-related costs/(income)	77	137	(43.8)
Operating (non-GAAP) earnings*	$4,776	$4,707	1.5%
Diluted operating (non-GAAP) earnings per share	$5.01	$4.84	3.5%

*      See page 55 for a more detailed reconciliation of net income to operating (non-GAAP) earnings.

NM—Not meaningful

Snapshot

In the fourth quarter of 2016, the company delivered $21.8 billion in revenue, $4.5 billion in income from continuing operations and $4.8 billion in operating (non-GAAP) earnings, resulting in diluted earnings per share from continuing operations of $4.73 as reported and $5.01 on an operating (non-GAAP) basis. The company generated $4.0 billion in cash from operations and $4.7 billion in free cash flow in the fourth quarter of 2016 with shareholder returns of $2.2 billion in gross common stock repurchases and dividends. In the quarter, the company continued to deliver strong revenue growth in the strategic imperatives.

Total consolidated revenue decreased 1.3 percent as reported and 1 percent year to year adjusted for currency in the fourth quarter of 2016, with a sequential decline of 1.0 point as reported but flat adjusted for currency from the third quarter growth rates. Clients are focused on becoming cloud-based, cognitive and digital businesses which is reflected in the company’s strong revenue growth in the strategic imperatives across cloud, mobile, analytics and security in the fourth quarter 2016 versus 2015. Cloud as-a-Service continues to deliver strong revenue growth across software and services. Annuity revenue grew in the fourth quarter of 2016 compared to 2015. In addition, acquisitions completed over the past 12 months continued to contribute to revenue performance in the quarter.

The fourth quarter results reflect the success the company is having in the strategic areas and the investments it has been making to drive that shift. In the fourth quarter, the strategic imperatives—cloud, analytics and engagement, grew 11.4 percent year to year as reported and 12 percent adjusted for currency. Total Cloud revenue of $4.2 billion increased 33 percent as reported and adjusted for currency in the fourth quarter, with cloud as-a-Service revenue up 61 percent (63 percent adjusted for currency). The company exited the fourth quarter of 2016 with an annual run rate for cloud as-a-Service revenue of $8.6 billion, up from $7.5 billion in the third quarter of 2016. Analytics revenue of $5.6 billion in the fourth quarter increased 9 percent as reported and adjusted for currency with contribution from the core analytics platform as well as the cognitive offerings including Watson Health, Watson Platform and Watson IoT. Mobile revenue increased 16 percent as reported (17 percent adjusted for currency) compared to the prior year. Security revenue increased 7 percent as reported (8 percent adjusted for currency).

From a segment perspective, Cognitive Solutions revenue increased 1.4 percent as reported and 2 percent adjusted for currency led by growth in Solutions Software. Technology Services & Cloud Platforms revenue increased 1.7 percent as reported and 2 percent adjusted for currency with growth in Infrastructure Services as clients focus on enabling their digital businesses and building their hybrid cloud environments. Global Business Services revenue decreased 4.1 percent as reported and 4 percent adjusted for currency and continues to reflect a shift in the segment’s business away from large ERP implementations towards digital practices. Systems revenue decreased 12.5 percent (12 percent adjusted for currency) reflecting declines in Power Systems and Storage Systems partially offset by growth in z Systems.

From a geographic perspective, Americas revenue was flat year to year as reported and adjusted for currency. There was sequential improvement compared with the third quarter of 2016 on both an as reported and adjusted for currency basis. EMEA revenue decreased 8.0 percent as reported and 3 percent adjusted for currency in the fourth quarter of 2016 compared to 2015. Asia Pacific revenue increased 5.1 percent as reported and 1 percent adjusted for currency.

The consolidated gross profit margin of 50.0 percent decreased 1.7 points year to year. The decline was driven primarily by continued investment in strategic areas, including acquisitions, and the shift toward an as-a-Service business which is not yet at scale. The operating (non-GAAP) gross margin of 51.0 percent decreased 1.8 points compared to the prior year driven primarily by the same factors.

Total expense and other (income) decreased 6.4 percent in the fourth quarter of 2016 compared to the prior year. Total operating (non-GAAP) expense and other (income) decreased 6.8 percent year to year.

Management Discussion

International Business Machines Corporation and Subsidiary Companies

The key year-to-year drivers were approximately:

	Total	Operating
	Consolidation	(non-GAAP)
• Currency*	1 point	1 point
• Acquisitions**	5 points	4 points
• Base	(12) points	(12) points

*                 Reflects impacts of translation and hedging programs

**          Includes acquisitions completed in prior 12-month period; operating (non-GAAP) is net of non-operating acquisition-related charges.

Base expense performance reflects a higher level of IP income (5 points) in the fourth quarter year to year consistent with the company’s revitalized efforts in this area. The base expense decline also reflected the yield from workforce rebalancing actions occurring earlier in the year. The business continued to invest in areas such as cognitive and cloud through acquisitions. The decrease in operating (non-GAAP) expense was driven primarily by the same factors.

Pre-tax income from continuing operations of $5.0 billion in the fourth quarter of 2016 decreased 2.2 percent year to year and the pre-tax margin was 22.9 percent, a decrease of 0.2 points. The continuing operations effective tax rate for the fourth quarter of 2016 was 9.6 percent compared to an effective tax rate of 12.5 percent in the fourth quarter of 2015, down 2.9 points year to year. While the underlying effective tax rate was approximately 16 percent, the fourth-quarter 2016 rate reflected benefits from the year-to-year decrease in tax charges related to intercompany payments and the intercompany licensing of certain IP. Income from continuing operations of $4.5 billion increased 1.0 percent and the net income margin was 20.7 percent, an increase of 0.5 points versus the fourth quarter of 2015. Losses from discontinued operations, net of tax, were $4 million in the fourth quarter of 2016 compared to $3 million of income in the fourth quarter of 2015. Net income of $4.5 billion increased 0.9 percent year to year. Operating (non-GAAP) pre-tax income from continuing operations of $5.4 billion decreased 2.1 percent year to year and the operating (non-GAAP) pre-tax margin from continuing operations of 24.8 percent was essentially flat year-to-year. Operating (non-GAAP) income from continuing operations of $4.8 billion increased 1.5 percent. The operating (non-GAAP) income margin from continuing operations of 21.9 percent increased 0.6 points. The operating (non-GAAP) effective tax rate from continuing operations in the fourth quarter of 2016 was 11.5 percent versus 14.7 percent in the prior year.

In the fourth quarter of 2016, the company repurchased 5.5 million shares of its common stock at a cost of $0.9 billion. Diluted earnings per share from continuing operations of $4.73 in the fourth quarter of 2016 increased 3.1 percent year to year. Operating (non-GAAP) diluted earnings per share of $5.01 increased 3.5 percent versus the fourth quarter of 2015.

Results of Continuing Operations

Segment Details

The following is an analysis of the fourth quarter of 2016 versus the fourth quarter of 2015 reportable segment external revenue and gross margin results. Segment pre-tax income includes transactions between the segments that are intended to reflect an arm’s-length transfer price and excludes certain unallocated corporate items.

($ in millions)

					Yr.-to-Yr.
			Yr.-to-Yr.		Percent
			Percent/		Change
			Margin		Adjusted for
For the fourth quarter:	2016	2015	Change		Currency
Revenue
Cognitive Solutions	$5,297	$5,225	1.4%		2.2%
Gross margin	82.7%	85.7%	(3.0	)pts.
Global Business Services	4,121	4,297	(4.1)%		(3.6)%
Gross margin	26.9%	28.2%	(1.3	)pts.
Technology Services & Cloud Platforms	9,308	9,149	1.7%		2.4%
Gross margin	42.9%	44.3%	(1.4	)pts.
Systems	2,530	2,892	(12.5)%		(12.1)%
Gross margin	56.9%	55.8%	1.1	pts.
Global Financing	447	454	(1.5)%		(2.1)%
Gross margin	36.2%	39.9%	(3.6	)pts.
Other	66	43	51.3%		52.0%
Gross margin	(289.7)%	(312.7)%	23.0	pts.
Total consolidated revenue	$21,770	$22,059	(1.3)%		(0.7)%
Total consolidated gross profit	$10,893	$11,407	(4.5)%
Total consolidated gross margin	50.0%	51.7%	(1.7	)pts.
Non-operating adjustments
Amortization of acquired intangible assets	124	105	18.3%
Retirement-related costs/(income)	78	119	(34.6)%
Operating (non-GAAP) gross profit	$11,095	$11,630	(4.6)%
Operating (non-GAAP) gross margin	51.0%	52.7%	(1.8	)pts.

Management Discussion

International Business Machines Corporation and Subsidiary Companies

Cognitive Solutions

In the fourth quarter of 2016, Cognitive Solutions revenue of $5,297 million grew 1.4 percent as reported and 2 percent year to year adjusted for currency. On an as reported and constant currency basis, Solutions Software revenue grew, partially offset by declines in Transaction Processing Software.

In the fourth quarter, Solutions Software revenue of $3,747 million grew 4.0 percent (5 percent adjusted for currency), while Transaction Processing Software revenue of $1,550 million declined 4.3 percent (4 percent adjusted for currency). Within Solutions Software, growth was driven by Analytics and Security, which both grew as reported and on a constant currency basis. Within the Analytics portfolio, the company continued to innovate the Watson platform and extend cognitive across the solution offerings. The Watson platform, which underpins the company’s cognitive strategy, continues to gain momentum in the marketplace. There was strong Software-as-a-Service performance in the quarter with double-digit growth in revenue as reported and adjusted for currency.

Within Cognitive Solutions, total fourth quarter 2016 strategic imperatives revenue of $3.5 billion grew 6 percent (7 percent adjusted for currency) year to year. Cloud revenue of $0.6 billion grew 52 percent (53 percent adjusted for currency), with an as-a-Service exit run rate of $1.8 billion.

The Cognitive Solutions gross profit margin decreased 3.0 points to 82.7 percent in the fourth quarter 2016 versus 2015 primarily due to investments in strategic areas, such as SaaS, and acquisition content. In the fourth quarter, pre-tax income of $2,313 million increased 0.8 percent year to year, however pretax margin declined 1.4 points to 38.6 percent. Performance continued to reflect the company’s higher level of investment in the strategic growth areas, including Watson.

Global Business Services

In the fourth quarter of 2016, Global Business Services revenue of $4,121 million decreased 4.1 percent as reported and 4 percent adjusted for currency. Digital practices continued to grow at double digits year to year as reported and adjusted for currency, including strong growth in cloud, mobile and analytics. This growth was more than offset by declines in the traditional areas.

In the fourth quarter of 2016, Application Management revenue of $1,969 million decreased 2.8 percent (2 percent adjusted for currency), compared to the prior year. Consulting revenue of $1,813 million declined 5.3 percent (5 percent adjusted for currency) and GPS revenue of $340 million decreased 4.8 percent (4 percent adjusted for currency). Revenue declines across the businesses reflect the shift away from the traditional large enterprise implementations and the continued investment in digital practices. The company continues to focus on providing the solutions enterprises are demanding to create new business models with cognitive technologies. During the fourth quarter, a new global Watson IoT consulting practice was announced which will help clients introduce IoT innovation into their businesses by leveraging IBM’s deep domain and industry expertise.

Within GBS, total fourth quarter strategic imperatives revenue of $2.4 billion grew 18 percent as reported (19 percent adjusted for currency) year to year. Cloud revenue of $0.9 billion grew 78 percent as reported (77 percent adjusted for currency), with an as-a-Service exit run rate of $1.1 billion.

In the fourth quarter, the GBS gross profit margin decreased 1.3 points to 26.9 percent compared to the prior year, with declines in Consulting, Application Management and GPS. Margins declined in Consulting and Application Management as the business shifts to digital platforms and continues to add highly skilled enablement resources, impacting productivity in the near term. In addition, the company continues to incur additional spending to improve delivery efficiency and meet commitments in the more traditional engagements. These dynamics are also reflected in the pre-tax margin for the quarter. In the fourth quarter, pre-tax income of $522 million decreased 26.1 percent and the pre-tax margin declined 3.6 points to 12.4 percent.

Technology Services & Cloud Platforms

In the fourth quarter of 2016, Technology Services & Cloud Platforms revenue of $9,308 million grew 1.7 percent as reported and 2 percent adjusted for currency compared to the prior year. The business continues to invest in hybrid cloud capabilities across services and software to help clients build their cloud infrastructures.

Infrastructure Services revenue of $6,085 million grew 2.6 percent (3 percent adjusted for currency) in the fourth quarter. The company’s enterprise workloads on the public cloud continue to scale, which enables clients to grow their new digital businesses. As a services integrator, the company is a premier partner in hybrid cloud services integration and delivers end-to-end infrastructure services solutions that continue to resonate with clients. Technical Support Services revenue of $1,827 million increased 0.2 percent (flat adjusted for currency). Integration Software revenue of $1,396 million declined 0.1 percent as reported, but grew 1 percent adjusted for currency compared to the fourth quarter of 2015. In Integration Software, there was continued strength in WebSphere Application Server and hybrid cloud integration capabilities and Bluemix is now one of the largest open public cloud deployments globally.

Within Technology Services & Cloud Platforms, total fourth quarter strategic imperatives revenue of $2.6 billion grew 36 percent (37 percent adjusted for currency) year to year. Cloud revenue of $1.8 billion grew 48 percent as reported (50 percent adjusted for currency), with an as-a-Service exit run rate of $5.8 billion.

The Technology Services & Cloud Platforms gross profit margin decreased 1.4 points to 42.9 percent in the fourth quarter with declines in Technical Support Services and Integration Software. The margin decline in Technical Support Services was driven by the global investment in technical skills within multi-vendor services. The decline in margin in Integration Software reflects the dynamics of the shift in capabilities to Software-as-a-Service and royalty cost from the growth in intellectual property partnerships.

Management Discussion

International Business Machines Corporation and Subsidiary Companies

Fourth-quarter pre-tax income of $1,882 million increased 4.1 percent and pre-tax margin improved 0.4 points to 19.8 percent. The pre-tax margin reflects licensing income from the intellectual property partnerships offset by the continued investment in strategic areas and innovation to drive productivity in the more traditional business.

Systems

In the fourth quarter of 2016, Systems revenue of $2,530 million decreased 12.5 percent as reported (12 percent adjusted for currency) compared to the prior year reflecting shifting market dynamics and product cycle transitions.

Systems Hardware revenue of $2,074 million decreased 12.5 percent (12 percent adjusted for currency) in the fourth quarter. Operating Systems Software revenue of $456 million decreased 12.6 percent (12 percent adjusted for currency) compared to the prior year.

Across Systems, product cycle transitions in Power Systems and Storage Systems contributed to the decline in revenue, while the overall portfolio remains optimized to meet client demands in the era of cognitive and cloud computing.

Within Systems Hardware, z Systems revenue increased 3.8 percent as reported (4 percent adjusted for currency) year to year reflecting continued success in driving innovation in the company’s core systems. The mainframe continues to deliver a high-value, secure and scalable platform that is constantly being redesigned for new workloads, such as blockchain and instant payment, and is optimized for mobile and security.

Power Systems revenue decreased 34.5 percent (34 percent adjusted for currency) year to year reflecting the company’s ongoing shift to a growing Linux market while continuing to serve a high-value, but declining, UNIX market. Workload on the Linux platform continued double-digit growth while the traditional UNIX base declined. The company continued the expansion of new Linux offerings, with Power on Linux now representing over 15 percent of the Power portfolio.

Storage Systems revenue decreased 10.6 percent (10 percent adjusted for currency) year to year, reflecting the continued market shift toward software-defined environments. The year-to-year decline was primarily driven by midrange and high-end disk storage, both of which declined as reported and on an adjusted currency basis. The company benefited from the performance of its full suite of all flash array offerings which contributed double-digit revenue growth in the fourth quarter. While not within the Systems segment, Software-Defined Storage had continued double-digit revenue growth as reported and adjusted for currency in the fourth quarter.

Within Systems, total fourth quarter strategic imperatives revenue of $1.1 billion decreased 19 percent (18 percent adjusted for currency) year to year. Cloud revenue of $0.9 billion decreased 15 percent (15 percent adjusted for currency).

The Systems gross profit margin increased 1.1 points to 56.9 percent in the fourth quarter of 2016 compared to the prior year. This increase was due to mix to z Systems (0.6 points) and margin expansion (0.4 points) driven by improvements in z Systems margin; partially offset by declining margins in Power Systems and Storage Systems. Pre-tax income of $579 million decreased 14.1 percent and the pre-tax margin declined 0.2 points to 21.6 percent, consistent with the product cycle and portfolio transition dynamics impacting revenue and gross profit.

Global Financing

Global Financing revenue of $447 million was down 1.5 percent as reported and 2 percent adjusted for currency due primarily to decreases in financing revenue partially offset by increases in used equipment sales revenue. The Global Financing fourth quarter pre-tax income decreased 33.5 percent to $448 million and the pre-tax margin decreased 6.1 points to 49.3 percent. The decrease in pre-tax income was driven by a decrease in gross profit ($250 million) and an increase in SG&A expenses ($19 million); partially offset by decreases in financing receivable provisions ($42 million).

Total Software

Total software revenue, which includes Cognitive Solutions, Integration Software and Operating Systems Software, of $7,149 million was flat as reported and increased 1 percent adjusted for currency in the fourth quarter of 2016 compared to the prior year period. From a business area perspective, there was growth in Cognitive Solutions as reported and adjusted for currency and Integration Software revenue was flat as reported, but grew adjusted for currency. Operating Systems Software revenue declined year to year as reported and adjusted for currency, in line with the longer term secular trend. Across software, annuity revenue grew low-single digits year to year as reported and adjusted for currency. This growth was led by the SaaS offerings which grew both on an organic basis and from acquisitions. Transactional revenue declined mid-single digits as reported and adjusted for currency year to year.

Geographic Revenue

Total geographic revenue of $21,662 million decreased 1.5 percent as reported and 1 percent adjusted for currency in the fourth quarter of 2016 compared to the prior year. Americas revenue of $10,283 million was flat as reported and adjusted for currency compared to the prior year. EMEA fourth quarter revenue of $6,737 million decreased 8.0 percent as reported and 3 percent adjusted for currency. Asia Pacific revenue of $4,641 million grew 5.1 percent as reported and 1 percent adjusted for currency. Americas and Asia Pacific revenue growth rates improved sequentially, as reported and adjusted for currency, compared to the third quarter.

Within Americas, U.S. revenue increased 2.1 percent compared to the prior year. Canada was down 5.8 percent as reported (6 percent adjusted for currency). Latin America decreased 5.1 percent (5 percent adjusted for currency) in the fourth quarter compared to the prior year. Within Latin America, Brazil was flat year to year as reported, but declined 10 percent adjusted for currency. Fourth quarter revenue in Mexico decreased 10.7 percent (3 percent adjusted for currency).

In the fourth quarter, within EMEA, revenue in the UK decreased 24.2 percent (7 percent adjusted for currency). Germany decreased 7.4 percent (6 percent adjusted for currency). France decreased 3.2 percent (1 percent adjusted for currency).

Management Discussion

International Business Machines Corporation and Subsidiary Companies

Partially offsetting these declines, Italy increased 9.9 percent (12 percent adjusted for currency). Fourth quarter revenue performance in Europe declined sequentially from the third quarter driven by the UK, Germany and Russia consistent with macro- and geo-political trends. In the Central and Eastern European region, revenue decreased 21.0 percent (20 percent adjusted for currency) year to year with Russia declining 38.8 percent. The Middle East and Africa region declined 4.3 percent as reported (5 percent adjusted for currency) compared to 2015.

Within Asia Pacific, China revenue grew 19.1 percent (22 percent adjusted for currency), reflecting the strength of the z Systems platform in the banking sector. Japan grew 8.1 percent as reported, but decreased 2 percent adjusted for currency. Fourth quarter revenue in India declined 0.8 percent as reported, but grew 1 percent adjusted for currency. Australia decreased 11.6 percent (15 percent adjusted for currency).

Total Expense and Other (Income)

($ in millions)

			Yr.-to-Yr.
			Percent/
			Margin
For the fourth quarter:	2016	2015	Change
Total consolidated expense and other (income)	$5,907	$6,308	(6.4)%
Non-operating adjustments
Amortization of acquired intangible assets	(132)	(80)	65.4
Acquisition-related charges	(4)	(15)	(75.1)
Non-operating retirement-related (costs)/income	(76)	(100)	(23.8)
Operating (non-GAAP) expense and other (income)	$5,696	$6,114	(6.8)%
Total consolidated expense-to-revenue ratio	27.1%	28.6%	(1.5	)pts.
Operating (non-GAAP) expense-to-revenue ratio	26.2%	27.7%%	(1.6	)pts.

Total expense and other income decreased 6.4 percent in the fourth quarter with an expense-to-revenue ratio of 27.1 percent compared to 28.6 percent in the fourth quarter of 2015. Total operating (non-GAAP) expense and other (income) decreased 6.8 percent in the fourth quarter. The decrease in total expense and other (income) was primarily driven by shifts within the operational expense base driving productivity and efficiency, the yield from workforce rebalancing actions earlier in the year, and the growth in intellectual property income (12 points). The growth in IP income year to year was a result of the company’s revitalized efforts in this area. The fourth-quarter expense dynamics also reflect increased acquisition-related expenses (4 points) and a modest impact from currency (1 point) in the fourth quarter of 2016 compared with the prior year.

Results of Discontinued Operations

The loss from discontinued operations, net of tax, was $4 million in the fourth quarter of 2016 compared to $3 million of income in the fourth quarter of 2015.

Cash Flow

The company generated $3,968 million in cash flow provided by operating activities, a decrease of $1,311 million compared to the fourth quarter of 2015 driven by higher income tax payments and an increase in working capital due to the timing and mix of substantial transactions in December 2016. Net cash used in investing activities of $3,687 million decreased $1,758 million compared to the prior year, primarily due to higher cash payments for acquisitions in the fourth quarter of the prior year, net changes in marketable securities and other investments, partially offset by a cash payment in the fourth quarter related to the divestiture of the Microelectronics business. Net cash used in financing activities of $1,287 million decreased $61 million compared to the prior year, primarily due to a decline in net cash payments to settle debt, partially offset by an increase in cash used for gross common stock repurchases and dividends.

Management Discussion

International Business Machines Corporation and Subsidiary Companies

GAAP Reconciliation

The tables below provide a reconciliation of the company’s income statement results as reported under GAAP to its operating earnings presentation which is a non-GAAP measure. The company’s calculation of operating (non-GAAP) earnings, as presented, may differ from similarly titled measures reported by other companies. Please refer to the “Operating (non-GAAP) Earnings” section on pages 26 and 27 for the company’s rationale for presenting operating earnings information.

($ in millions except per share amount)

		Acquisition-		Retirement-
		Related		Related		Operating
For the fourth quarter 2016:	GAAP	Adjustments		Adjustments		(non-GAAP)
Gross profit	$10,893	$124		$78		$11,095
Gross profit margin	50.0%	0.6	pts.	0.4	pts.	51.0%
SG&A	$4,976	$(136)		$(69)		$4,771
RD&E	1,431	—		(6)		1,425
Other (income) and expense	(136)	0		—		(136)
Total expense and other (income)	5,907	(136)		(76)		5,696
Pre-tax income from continuing operations	4,986	260		154		5,399
Pre-tax margin from continuing operations	22.9%	1.2	pts.	0.7	pts.	24.8%
Provision for income taxes*	$480	$66		$77		$623
Effective tax rate	9.6%	0.8	pts.	1.2	pts.	11.5%
Income from continuing operations	$4,505	$193		$77		$4,776
Income margin from continuing operations	20.7%	0.9	pts.	0.4	pts.	21.9%
Diluted earnings per share from continuing operations	$4.73	$0.20		$0.08		$5.01

*          The tax impact on operating (non-GAAP) pre-tax income from continuing operations is calculated under the same accounting principles applied to the GAAP pre-tax income which employs an annual effective tax rate method to the results.

($ in millions except per share amount)

		Acquisition-		Retirement-
		Related		Related		Operating
For the fourth quarter 2015:	GAAP	Adjustments		Adjustments		(non-GAAP)
Gross profit	$11,407	$105		$119		$11,630
Gross profit margin	51.7%	0.5	pts.	0.5	pts.	52.7%
SG&A	$5,157	$(95)		$(88)		$4,975
RD&E	1,362	—		(12)		1,350
Other (income) and expense	(146)	0		—		(146)
Total expense and other (income)	6,308	(95)		(100)		6,114
Pre-tax income from continuing operations	5,098	199		218		5,516
Pre-tax margin from continuing operations	23.1%	0.9	pts.	1.0	pts.	25.0%
Provision for income taxes*	$638	$89		$82		$809
Effective tax rate	12.5%	1.2	pts.	1.0	pts.	14.7%
Income from continuing operations	$4,460	$110		$137		$4,707
Income margin from continuing operations	20.2%	0.5	pts.	0.6	pts.	21.3%
Diluted earnings per share from continuing operations	$4.59	$0.11		$0.14		$4.84

*          The tax impact on operating (non-GAAP) pre-tax income from continuing operations is calculated under the same accounting principles applied to the GAAP pre-tax income which employs an annual effective tax rate method to the results.

Management Discussion

International Business Machines Corporation and Subsidiary Companies

PRIOR YEAR IN REVIEW

The “Prior Year in Review” section provides a summary of the company’s financial performance in 2015 as compared to 2014. For additional information, see the company’s recast 2015 Annual Report on Form 8-K dated June 13, 2016.

The initial closing dates for the sales of IBM’s worldwide customer care outsourcing services business to SYNNEX and IBM’s System x business to Lenovo were January 31, 2014 and October 1, 2014, respectively. Management believes that presenting financial information for years 2015 versus 2014 without either or both of these items is more representative of operational performance and provides more insight into, and clarifies the basis for, historical and/or future performance, which may be more useful to investors.

($ and shares in millions except per share amounts)

			Yr.-to-Yr.
			Percent/
			Margin
For the year ended December 31:	2015	2014	Change
Revenue	$81,741	$92,793	(11.9	)%*
Gross profit margin	49.8%	50.0%	(0.2	)pts.
Total expense and other (income)	$24,740	$26,421	(6.4)%
Total expense and other (income)-to-revenue ratio	30.3%	28.5%	1.8	pts.
Income from continuing operations before income taxes	$15,945	$19,986	(20.2)%
Provision for income taxes from continuing operations	$2,581	$4,234	(39.1)%
Income from continuing operations	$13,364	$15,751	(15.2)%
Income from continuing operations margin	16.3%	17.0%	(0.6	)pts.
Loss from discontinued operations, net of tax	$(174)	$(3,729)	(95.3)%
Net income	$13,190	$12,022	9.7%
Earnings per share from continuing operations:
Assuming dilution	$13.60	$15.59	(12.8)%
Consolidated earnings per share—assuming dilution	$13.42	$11.90	12.8%
Weighted-average shares outstanding
Assuming dilution	982.7	1,010.0	(2.7)%
Assets**	$110,495	$117,271	(5.8)%
Liabilities**	$96,071	$105,257	(8.7)%
Equity**	$14,424	$12,014	20.1%

*	(4.1) percent adjusted for currency; (1.2) percent adjusted for divestitures and currency
**	At December 31

The following table provides the company’s operating (non-GAAP) earnings for 2015 and 2014.

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

*   See page 66 for a more detailed reconciliation of net income to operating (non-GAAP) earnings.

Management Discussion

International Business Machines Corporation and Subsidiary Companies

Snapshot

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

Total consolidated revenue decreased 11.9 percent as reported and 1 percent year to year adjusted for currency and the divestitures of the System x and customer care businesses. Currency had an 8 point, or $7.2 billion, impact on reported revenue in 2015. Revenue was impacted by 3 points in 2015 from the divested businesses. Combined, the impact of currency and divested businesses reduced the reported revenue growth by 11 points.

In 2015, strategic imperatives revenue, which includes analytics, cloud, mobile, social and security, grew 17 percent year to year as reported and 26 percent adjusted for currency and the System x divestiture. In total, the strategic imperatives generated $28.9 billion in revenue in 2015, which represented approximately 35 percent of the company’s total revenue.

Cloud revenue increased 43 percent as reported in 2015 and 57 percent adjusted for currency and the System x divestiture. In 2015, Cloud revenue was $10.2 billion making the company the largest cloud provider. Cloud revenue spans across many different segments. The company leveraged its extensive relationships in enterprise IT and incumbency in the data center to help clients implement hybrid cloud environments. In addition:

•             As-a-Service revenue increased 50 percent (61 percent adjusted for currency) year to year to $4.5 billion and the company exited 2015 with an annual run rate of $5.3 billion.

•             Cloud revenue included $5.6 billion of revenue from foundational offerings—where the company provided software, hardware and services for clients to build their own clouds.

•             Clients utilized cloud not just to reduce costs, but also to gain agility and to enable innovation. The company has been leading clients in making the move to cloud through consuming as-a-Service, or through their own clouds or the implementation of a hybrid environment.

•             The company made seven cloud acquisitions in 2015 including; Cleversafe, Gravitant, and Clearleap. The company also invested nearly $1 billion in 2015 to expand its global cloud data center footprint to 46.

Business analytics revenue of $17.9 billion increased 7 percent as reported and 16 percent year to year adjusted for currency making the company the largest analytics provider. The company also moved into new areas including Watson Health and Watson IoT. In Watson Health, the company is integrating its own organic capabilities with acquired content, including the acquisition of Merge Healthcare in 2015.

In the area of engagement (security, mobile and social), revenue increased 64 percent as reported and 77 percent adjusted for currency. Security revenue increased 5 percent as reported (12 percent adjusted for currency), mobile revenue more than tripled year to year as reported and adjusted for currency and social revenue increased 14 percent as reported (21 percent adjusted for currency).

From a segment perspective, Cognitive Solutions revenue declined 9.4 percent as reported (3 percent adjusted for currency) with declines in transactional revenue and annuity revenue. Annuity-based revenue declined as reported, but grew adjusted for currency, including Software-as-a-Service. GBS revenue decreased 12.0 percent as reported and 4 percent adjusted for currency (8 points). Technology Services & Cloud Platforms revenue declined 9.6 percent as reported, but was flat year to year adjusted for currency (9 points) and divestitures with strong growth in the strategic imperatives on both an as-reported and adjusted basis. Systems revenue decreased 22.3 percent as reported, but increased 4 percent adjusted for the System x divestiture (22 points) and currency (4 points), and reflected a successful mainframe cycle in 2015 and the repositioning of Power Systems to address a broader opportunity.

The consolidated gross profit margin of 49.8 percent decreased 0.2 points year to year. The operating (non-GAAP) gross margin of 50.8 percent increased 0.2 points compared to 2014 primarily driven by the shift to higher value through portfolio actions and the relative strength of z Systems, partially offset by margin declines in GBS, Technology Services & Cloud Platforms and Cognitive Solutions.

Total expense and other (income) decreased 6.4 percent in 2015 versus 2014. Total operating (non-GAAP) expense and other (income) decreased 7.8 percent year to year. The key year-to-year drivers were:

	Total	Operating
	Consolidated	(non-GAAP)
• Currency*	(9) points	(9) points
• System x divestiture	(2) points	(2) points
• Divestiture gains	6 points	6 points
• Workforce rebalancing	(3) points	(3) points

*   Reflects impacts of translation and hedging programs

Management Discussion

International Business Machines Corporation and Subsidiary Companies

The reduction in expense was driven primarily by currency impacts, a lower level of workforce rebalancing charges and the impact of the divested System x business. These benefits were partially offset by the impact of lower divestiture gains ($1.6 billion) year to year. The reduction in operating (non-GAAP) expense was driven primarily by the same factors. The company continued to shift resources and spending within its operational expense base—driving productivity and efficiency in some areas with increased investment in support of the strategic imperatives. In 2015, the company shifted over $5 billion of spending across cost, expense and capital expenditures, to the strategic imperatives.

Pre-tax income from continuing operations of $15.9 billion decreased 20.2 percent year to year and the pre-tax margin was 19.5 percent, a decrease of 2.0 points. The continuing operations effective tax rate for 2015 was 16.2 percent, a decrease of 5.0 points versus 2014, primarily driven by benefits from the settlement of the U.S. tax audit and geographic mix of pre-tax profits; partially offset by less utilization of foreign tax credits. Income from continuing operations of $13.4 billion decreased 15.2 percent and the net income margin was 16.3 percent, a decrease of 0.6 points versus 2014. Losses from discontinued operations, net of tax, were $174 million compared to $3,729 million in 2014. Net income of $13.2 billion increased 9.7 percent year to year. Operating (non-GAAP) pre-tax income from continuing operations decreased 16.3 percent year to year and the operating (non-GAAP) pre-tax margin from continuing operations decreased 1.1 points to 21.6 percent. Operating (non-GAAP) income from continuing operations of $14.7 billion decreased 12.2 percent including an impact of 7 points from the 2014 gains from the System x and customer care divestitures. The operating (non-GAAP) income margin from continuing operations of 17.9 percent decreased 0.1 points. The operating (non-GAAP) effective tax rate from continuing operations was 17.2 percent versus 21.0 percent in 2014. The 2015 profit and margin performance reflected portfolio actions taken as the company continued to shift to higher value, as well as investments made to add capabilities to drive the transformation.

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

The company generated $17.0 billion in cash flow provided by operating activities, an increase of $0.1 billion when compared to 2014, driven primarily by lower income tax payments, offset by net income performance. Net cash used in investing activities of $8.2 billion was $5.2 billion higher than 2014, primarily due to a decrease in cash provided from divestitures ($2.8 billion) and an increase in net cash used for acquisitions ($2.7 billion). Net cash used in financing activities of $9.2 billion decreased $6.3 billion compared to 2014, driven primarily by a decrease in cash used for gross common stock repurchases ($9.1 billion), partially offset by lower net debt issuances ($1.8 billion) and higher dividend payments ($0.6 billion).

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

($ in millions)

					Yr.-to-Yr.
			Yr.-to-Yr.		Percent
			Percent/		Change
			Margin		Adjusted for
For the year ended December 31:	2015	2014	Change		Currency
Revenue
Cognitive Solutions	$17,841	$19,689	(9.4)%		(3.0)%
Gross margin	85.1%	86.8%	(1.6	)pts.
Global Business Services	17,166	19,512	(12.0)%		(4.1	)%*
Gross margin	28.2%	30.4%	(2.2	)pts.
Technology Services & Cloud Platforms	35,142	38,889	(9.6)%		0.1	%*
Gross margin	42.7%	44.3%	(1.5	)pts.
Systems	9,547	12,294	(22.3)%		3.9	%*
Gross margin	55.8%	48.7%	7.1	pts.
Global Financing	1,840	2,034	(9.5)%		1.5%
Gross margin	45.6%	49.4%	(3.7	)pts.
Other	206	374	(45.0)%		(39.1)%
Gross margin	(253.0)%	(215.0)%	(38.0	)pts.
Total consolidated revenue	$81,741	$92,793	(11.9)%		(1.2	)%*

Total consolidated gross profit	$40,684	$46,407	(12.3)%
Total consolidated gross margin	49.8%	50.0%	(0.2	)pts.
Non-operating adjustments
Amortization of acquired intangible assets	373	416	(10.5)%
Retirement-related costs/(income)	469	173	170.7%
Operating (non-GAAP) gross profit	$41,526	$46,996	(11.6)%
Operating (non-GAAP) gross margin	50.8%	50.6%	0.2	pts.

*   Adjusted for divestitures and currency

Management Discussion

International Business Machines Corporation and Subsidiary Companies

Cognitive Solutions

($ in millions)

				Yr.-to-Yr.
			Yr.-to-Yr.	Percent Change
			Percent	Adjusted for
For the year ended December 31:	2015	2014	Change	Currency
Cognitive Solutions external revenue	$17,841	$19,689	(9.4)%	(3.0)%
Solutions Software	$12,021	$12,847	(6.4)%	(0.3)%
Transaction Processing Software	5,819	6,842	(14.9)	(7.9)

In 2015, approximately 75 percent of the Cognitive Solutions business was annuity-like, including Software-as-a-Service and subscription and support. Renewal rates were steady, the SaaS business grew, and overall annuity revenue increased year to year adjusted for currency, but declined as reported. Transactional revenue declined year to year as reported and adjusted for currency as large clients with multi-year contracts continued to utilize the flexibility the company has provided in deployment of their software.

($ in millions)

			Yr.-to-Yr.
			Percent/
For the year ended			Margin
December 31:	2015	2014	Change
Cognitive Solutions
External gross profit	$15,189	$17,085	(11.1)%
External gross profit margin	85.1%	86.8%	(1.6	)pts.
Pre-tax income	$7,245	$8,215	(11.8)%
Pre-tax margin	36.1%	37.5%	(1.4	)pts.

Profit performance for 2015 reflected the overall revenue trajectory, a higher level of investments in areas such as Watson Platform, Watson Health and Watson IoT, and an impact from currency.

Global Business Services

($ in millions)

				Yr.-to-Yr.
				Percent
			Yr.-to-Yr.	Change
			Percent	Adjusted for
For the year ended December 31:	2015	2014	Change	Currency
Global Business Services external revenue	$17,166	$19,512	(12.0)%	(4.1	)%*
Consulting	$7,678	$9,057	(15.2)%	(8.5)%
Global Process Services	1,435	1,688	(15.0)	(6.8	)*
Application Management	8,053	8,767	(8.2)	1.3

*   Adjusted for divestitures and currency

As the company continued to transform the GBS business in 2015, revenue from the strategic imperative practices grew at strong rates. However, overall revenue performance continued to be impacted by the company’s shift away from traditional businesses, such as ERP. Clients are moving away from ERP engagements to initiatives that focus on digitizing their business with analytics, cloud and mobile technologies.

($ in millions)

			Yr.-to-Yr.
			Percent/
For the year ended			Margin
December 31:	2015	2014	Change
Global Business Services
External gross profit	$4,837	$5,923	(18.3)%
External gross profit margin	28.2%	30.4%	(2.2	)pts.
Pre-tax income	$2,602	$3,347	(22.3)%
Pre-tax margin	14.7%	16.7%	(2.0	)pts.

Management Discussion

International Business Machines Corporation and Subsidiary Companies

This year-to-year profit decline reflected the market shifts in the GBS business. In parts of the portfolio where the market has been declining, there was price and profit pressure. In addition, the company continued to shift and add significant resources to the high-growth analytics, cloud and mobility practices, which impacted productivity and margin.

Technology Services & Cloud Platforms

($ in millions)

				Yr.-to-Yr.
			Yr.-to-Yr.	Percent Change
			Percent	Adjusted for
For the year ended December 31:	2015	2014	Change	Currency
Technology Services & Cloud Platforms external revenue	$35,142	$38,889	(9.6)%	0.1	%*
Infrastructure Services	$23,075	$25,533	(9.6)%	0.6%
Technical Support Services	7,426	8,276	(10.3)	0.9	*
Integration Software	4,641	5,080	(8.6)	(2.4)

*   Adjusted for the System x divestiture and currency

In Technology Services & Cloud Platforms, the company helped clients transition to a hybrid cloud services platform bringing cloud, mobility and security to infrastructure services. In Infrastructure Services, the company continued to reinvent its portfolio, providing the most modern IT services that connect clients to the cloud-based mobile world. The Technical Support Services business continued to contribute revenue by delivering a wide range of support services to maintain and improve clients’ IT infrastructure.

Within Technology Services & Cloud Platforms, the strategic imperatives, including hybrid cloud services, grew strong double digits as reported and at constant currency in 2015. The company continued to increase its cloud capacity with 46 cloud data centers opened around the world as of December 31, 2015.

($ in millions)

			Yr.-to-Yr.
			Percent/
			Margin
For the year ended December 31:	2015*	2014*	Change
Technology Services & Cloud Platforms
External Technology Services gross profit	$11,008	$12,793	(13.9)%
External Technology Services gross profit margin	36.1%	37.8%	(1.7	)pts.
External Integration Software gross profit	$4,005	$4,420	(9.4)%
External Integration Software gross margin	86.3%	87.0%	(0.7	)pts.
External gross profit	$15,014	$17,213	(12.8)%
External gross profit margin	42.7%	44.3%	(1.5	)pts.
Pre-tax income	$5,669	$7,084	(20.0)%
Pre-tax margin	15.8%	17.8%	(2.0	)pts.

*   Recast to conform with 2016 presentation

The Technology Services & Cloud Platforms gross profit margin year-to-year decline was driven primarily by margin declines in Infrastructure Services. The pre-tax margin decline was primarily due to investments being made in this business. The company continued to invest to deliver the most contemporary offerings that are built with cloud, analytics, mobile, security and cognitive technologies enabling it to transform clients’ enterprises. In addition, currency had a year-to-year impact on profit given the strong dollar currency environment.

Management Discussion

International Business Machines Corporation and Subsidiary Companies

Systems

($ in millions)

				Yr.-to-Yr.
			Yr.-to-Yr.	Percent Change
			Percent	Adjusted for
For the year ended December 31:	2015	2014	Change	Currency
Systems external revenue	$9,547	$12,294	(22.3)%	3.9	%*
Systems Hardware	$7,574	$9,991	(24.2)%	7.5	%*
z Systems			28.1	34.7
Power Systems			(0.4)	4.5
Storage Systems			(11.9)	(7.0)
Operating Systems Software	1,973	2,303	(14.3)	(7.9)

*   Adjusted for the System x divestiture and currency

Systems Hardware revenue included a successful mainframe product cycle in 2015 and continued repositioning in Power Systems. The company continued to deliver innovation to its systems to enable them to run the most contemporary workloads. Approximately half of the Systems Hardware revenue in 2015 was for solutions that address analytics workloads, or hybrid and private clouds. Operating Systems Software declined driven by declines in both z Systems and Power Systems.

z Systems revenue was driven primarily by the launch of the z13 system in the first quarter of 2015. MIPS (millions of instructions per second) shipments increased 33 percent in 2015. The z13 system was contemporized for the workloads around mobile, hybrid cloud and analytics. Power Systems revenue decreased 0.4 percent as reported, but grew 4 percent adjusted for currency compared to 2014, the first year of revenue growth since 2011. The Power Systems performance reflected the progress being made to transform the platform to align around data and cloud opportunities, while embracing an open ecosystem. Storage revenue declined driven by continued weakness in traditional disk and tape.

($ in millions)

			Yr.-to-Yr.
			Percent/
			Margin
For the year ended December 31:	2015*	2014*	Change
Systems
External Systems Hardware gross profit	$3,536	$3,947	(10.4)%
External Systems Hardware gross profit margin	46.7%	39.5%	7.2	pts.
External Operating Systems Software gross profit	$1,790	$2,041	(12.3)%
External Operating Systems Software gross margin	90.7%	88.6%	2.1	pts.
External total gross profit	$5,326	$5,988	(11.1)%
External total gross profit margin	55.8%	48.7%	7.1	pts.
Pre-tax income	$1,722	$1,384	24.4%
Pre-tax margin	16.7%	10.4%	6.3	pts.

*   Recast to conform with 2016 presentation

Systems gross profit margin increased year to year driven primarily by an improved mix (10.3 points) due to strong growth in z Systems and the divestiture of the lower margin System x business. The improvement was partially offset by lower margins (3.2 points) in z Systems and Power Systems compared to 2014. The 2015 Systems results reflected a successful transformation and ongoing repositioning of the business including a solid mainframe product cycle.

Global Financing

See pages 76 through 81 for an analysis of Global Financing’s segment results.

Management Discussion

International Business Machines Corporation and Subsidiary Companies

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

*   Adjusted for divestitures and currency

Americas revenue decreased year to year as reported and adjusted for currency. There was a decline in North America as reported and adjusted for currency. Latin America declined as reported, but grew adjusted for currency. The U.S. decreased 4.4 percent as reported and 3 percent adjusted for divestitures. Canada was down 17.2 percent as reported and 2 percent adjusted for currency (13 points) and divestitures (2 points). In Latin America, Brazil decreased 26.0 percent as reported and 2 percent adjusted for currency (22 points) and the divested businesses (2 points), while Mexico had growth of 0.5 percent as reported and 14 percent adjusted for currency (9 points) and divestitures (4 points).

EMEA revenue decreased year to year as reported, but was flat compared to 2014 adjusted for currency and the divested businesses. Germany decreased 13.2 percent as reported, but grew 7 percent adjusted for currency (17 points) and the divested businesses (3 points). The UK decreased 6.3 percent year to year as reported, but grew 3 percent adjusted for currency (7 points) and the divested businesses (2 points). The Middle East and Africa region decreased 4.8 percent as reported, but grew 5 percent adjusted for the divested businesses (6 points) and currency (4 points). Russia decreased 32.2 percent as reported and 24 percent adjusted for the divestitures.

Asia Pacific revenue decreased 16.5 percent as reported and 2 percent adjusted for currency (9 points) and the divested businesses (6 points) compared to 2014. Japan decreased 9.9 percent as reported, but had growth of 5 percent adjusted for currency (13 points) and the divested businesses (2 points). China decreased 34.4 percent as reported and 21 percent adjusted for the divested businesses (12 points) and currency (1 point). India decreased 3.8 percent as reported, but had growth of 8 percent adjusted for the divested businesses (7 points) and currency (5 points).

Total Expense and Other (Income)

($ in millions)

			Yr.-to-Yr.
			Percent/
For the year ended			Margin
December 31:	2015	2014	Change
Total consolidated expense and other (income)	$24,740	$26,421	(6.4)%
Non-operating adjustments
Amortization of acquired intangible assets	(304)	(374)	(18.8)
Acquisition-related charges	(26)	(12)	112.6
Non-operating retirement-related (costs)/income	(581)	(180)	222.4
Operating (non-GAAP) expense and other (income)	$23,830	$25,855	(7.8)%
Total consolidated expense-to-revenue ratio	30.3%	28.5%	1.8	pts.
Operating (non-GAAP) expense-to-revenue ratio	29.2%	27.9%	1.3	pts.

Management Discussion

International Business Machines Corporation and Subsidiary Companies

Selling, General and Administrative

($ in millions)

			Yr-to-Yr.
For the year ended			Percent
December 31:	2015	2014	Change
Selling, general and administrative expense
Selling, general and administrative—other	$16,643	$18,532	(10.2)%
Advertising and promotional expense	1,290	1,307	(1.3)
Workforce rebalancing charges	587	1,472	(60.1)
Retirement-related costs	1,052	811	29.7
Amortization of acquired intangible assets	304	374	(18.8)
Stock-based compensation	322	350	(8.0)
Bad debt expense	231	334	(30.8)
Total consolidated selling, general and administrative expense	$20,430	$23,180	(11.9)%
Non-operating adjustments
Amortization of acquired intangible assets	(304)	(374)	(18.8)
Acquisition-related charges	(21)	(11)	81.1
Non-operating retirement-related (costs)/income	(533)	(257)	107.3
Operating (non-GAAP) selling, general and administrative expense	$19,573	$22,537	(13.2)%

Total SG&A expense decreased 11.9 percent versus 2014, primarily driven by the following factors:

•    The effects of currency (7 points);

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

Research, Development and Engineering

($ in millions)

			Yr.-to-Yr.
For the year ended			Percent
December 31:	2015	2014	Change
Total consolidated research, development and engineering	$5,247	$5,437	(3.5)%
Non-operating adjustment
Non-operating retirement-related (costs)/income	(48)	77	NM
Operating (non-GAAP) research, development and engineering	$5,200	$5,514	(5.7)%

NM—Not meaningful

RD&E expense was 6.4 percent of revenue in 2015 and 5.9 percent of revenue in 2014.

RD&E expense decreased 3.5 percent in 2015 versus 2014 primarily driven by:

•    The effects of currency (5 points); and

•    The impact of the divested System x business (4 points); partially offset by

•    Increased base spending (4 points); and

•    Higher expense due to acquisitions (1 point).

Operating (non-GAAP) RD&E expense decreased 5.7 percent in 2015 compared to 2014, driven primarily by the same factors.

Intellectual Property and Custom Development Income

($ in millions)

			Yr.-to-Yr.
For the year ended			Percent
December 31:	2015*	2014*	Change
Licensing of intellectual property including royalty-based fees	$407	$378	7.6%
Custom development income	262	330	(20.5)
Sales/other transfers of intellectual property	13	34	(62.6)
Total	$682	$742	(8.1)%

*   Reclassified to conform to 2016 presentation

The timing and amount of licensing, sales and other transfers of IP may vary significantly from period to period depending upon the timing of licensing agreements, economic conditions, industry consolidation and the timing of new patents and know-how development. There were no significant individual IP transactions in 2015 or 2014.

Management Discussion

International Business Machines Corporation and Subsidiary Companies

Other (Income) and Expense

($ in millions)

			Yr.-to-Yr.
For the year ended			Percent
December 31:	2015	2014	Change
Other (income) and expense
Foreign currency transaction losses/(gains)	$414	$(599)	NM
(Gains)/losses on derivative instruments	(853)	654	NM
Interest income	(72)	(90)	(19.8)%
Net (gains)/losses from securities and investment assets	47	(26)	NM
Other	(260)	(1,878)	(86.1)%
Total consolidated other (income) and expense	$(724)	$(1,938)	(62.6)%
Non-operating adjustment
Acquisition-related charges	(5)	(1)	NM
Operating (non-GAAP) other (income) and expense	$(729)	$(1,939)	(62.4)%

NM—Not meaningful

The decrease in consolidated other income of $1,214 million year over year was primarily driven by:

•                 Lower gains on divestitures ($1,623 million) primarily associated with the divestitures of the System x and customer care businesses in 2014; and

•                 Higher foreign currency transaction losses ($1,013 million); partially offset by

•                 Increased gains on derivative instruments ($1,507 million).

Interest Expense

($ in millions)

			Yr.-to-Yr.
For the year ended			Percent
December 31:	2015	2014	Change
Interest expense
Total	$468	$484	(3.2)%

The decrease in interest expense compared to 2014 was primarily driven by lower average debt levels, partially offset by higher average interest rates. Overall interest expense (excluding capitalized interest) was $1,009 million, a decrease of $16 million year to year.

Income Taxes

The continuing operations effective tax rate for 2015 was 16.2 percent, a decrease of 5.0 points versus 2014, primarily driven by the following factors:

•             The benefit resulting from the completion of the U.S. 2011-2012 tax audit in 2015, including the associated reserve redeterminations (3.9 points); and

•             A benefit due to the geographic mix of pre-tax income in 2015 (3.5 points); partially offset by

•             A reduced benefit year to year in the utilization of foreign tax credits (2.5 points).

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

Financial Position

At December 31, 2015, the company continued to have the financial flexibility to support the business over the long term. Cash and marketable securities at December 31, 2015 were $8,195 million, a decrease of $282 million from December 31, 2014. During the year, the company continued to manage the investment portfolio to meet its capital preservation and liquidity objectives.

Total debt of $39,890 million decreased $832 million from the December 31, 2014 level. Within total debt, $27,205 million was in support of the Global Financing business which was leveraged at a 7.3 to 1 ratio. The company continued to have substantial flexibility in the debt markets. During 2015, the company completed bond issuances totaling $3,368 million, with terms ranging from 3 to 7 years, and interest rates ranging from 0.53 to 2.88 percent depending on maturity.

Consistent with accounting standards, the company remeasured the funded status of its retirement and postretirement plans at December 31. At December 31, 2015, the overall net underfunded position was $15,513 million, a decrease of $1,419 million from December 31, 2014 driven by an increase in discount rates. At December 31, 2015, the company’s qualified defined benefit plans were well funded. In 2015, the return on the U.S. Personal Pension Plan assets was negative 1.0 percent and the plan was 101 percent funded at December 31. Overall, global asset returns were negative 0.2 percent and the qualified defined benefit plans worldwide were 97 percent funded at December 31, 2015.

During 2015, the company generated $17,008 million in cash from operations, an increase of $139 million compared to 2014. The company generated $13,075 million in free cash flow, an increase of $703 million versus 2014. The company returned $9,507 million to shareholders in 2015, with $4,897 million in dividends and $4,609 million in gross share repurchases. In 2015, the company repurchased 30.3 million shares and had $5.6 billion remaining in share repurchase authorization at December 31, 2015.

Management Discussion

International Business Machines Corporation and Subsidiary Companies

GAAP Reconciliation

The tables below provide a reconciliation of the company’s income statement results as reported under GAAP to its operating earnings presentation which is a non-GAAP measure. The company’s calculation of operating (non-GAAP) earnings, as presented, may differ from similarly titled measures reported by other companies. Please refer to the “Operating (non-GAAP) Earnings” section on pages 26 and 27 for the company’s rationale for presenting operating earnings information.

($ in millions except per share amount)

		Acquisition-		Retirement-
		Related		Related		Operating
For the year ended December 31, 2015:	GAAP	Adjustments		Adjustments		(non-GAAP)
Gross profit	$40,684	$373		$469		$41,526
Gross profit margin	49.8%	0.5	pts.	0.6	pts.	50.8%
SG&A	$20,430	$(324)		$(533)		$19,573
RD&E	5,247	—		(48)		5,200
Other (income) and expense	(724)	(5)		—		(729)
Total expense and other (income)	24,740	(30)		(581)		23,830
Pre-tax income from continuing operations	15,945	703		1050		17,697
Pre-tax margin from continuing operations	19.5%	0.9	pts.	1.3	pts.	21.6%
Provision for income taxes*	$2,581	$141		$316		$3,037
Effective tax rate	16.2%	0.2	pts.	0.9	pts.	17.2%
Income from continuing operations	$13,364	$562		$734		$14,659
Income margin from continuing operations	16.3%	0.7	pts.	0.9	pts.	17.9%
Diluted earnings per share from continuing operations	$13.60	$0.57		$0.75		$14.92

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

Management Discussion

International Business Machines Corporation and Subsidiary Companies

OTHER INFORMATION

Looking Forward

The company’s strategies, investments and actions are all taken with an objective of optimizing long-term performance. A long-term perspective ensures that the company is well-positioned to take advantage of the major shifts in technology, business and the global economy.

Within the IT industry, there are major shifts occurring—driven by cognitive; including data and analytics, cloud and changes in the ways individuals and enterprises are engaging. The company is bringing together its cognitive technologies on cloud platforms that create industry-based solutions in order to solve enterprise clients’ real-world problems. The company continues to address the higher value areas of enterprise IT and is amassing a unique set of capabilities and is differentiating itself from other technology providers as it moves into new spaces, and in some cases, creating entirely new markets. IBM is more than a hardware, software and services company; it has emerged as a cognitive solutions and cloud platform company. The company’s strategic imperatives— cloud, analytics, mobile, social and security solutions—are focused on these market shifts.

In 2016, the company made significant progress in its transformation, including strong revenue growth in the strategic imperatives, repositioning of the core businesses, continued high levels of investment, both organic and through acquisitions, and remixing skills. The company had 13 percent growth as reported (14 percent adjusted for currency) in the strategic imperatives, generating $33 billion of revenue, which represented 41 percent of total revenue. The growth rate achieved in 2016 keeps the company ahead of track of previous expectations of $40 billion of revenue from the strategic imperatives in 2018. In addition, the company expects to continue to allocate its capital efficiently and effectively to investments, and to return value to its shareholders through a combination of dividends and share repurchases. Over the long term, in consideration of the opportunities it will continue to develop, the company expects to have the ability to generate low single-digit revenue growth, and with a higher value business mix, high single-digit operating (non-GAAP) earnings per share growth, with free cash flow realization of GAAP net income in the 90 to 100 percent range.

The company enters 2017 in a stronger position than a year ago, even taking into account the ongoing shifts in the IT industry, country-specific issues and opportunities, certain macro effects of currency and potential tax reform. In 2017, the company will continue to focus on growing the strategic imperatives and the transformation of its core businesses, with a continued high level of investment, although the higher-level investment that began in 2015 has now fully wrapped on a year-to-year basis. While pre-tax income is expected to decline year to year on a GAAP basis due to higher non-operating pension expense, the company expects growth in operating (non-GAAP) pre-tax income in 2017. In order to achieve these expectations, gross profit margin expansion is not required, which gives the company flexibility to accelerate its shift into as-a-Service faster. The company expects to continue to monetize its technology, including through IP licensing arrangements in 2017, with the opportunity for IP income to be flat year to year. Consistent with the long-term model, the company also expects over the course of 2017 to continue to acquire key capabilities, remix skills, invest in areas of growth and return value to shareholders. This is all taken into account in the full-year view. Overall, the company expects GAAP earnings per share from continuing operations for 2017 to be at least $11.95. Excluding acquisition-related charges of $0.75 per share and non-operating retirement-related items of $1.10 per share, operating (non-GAAP) earnings per share is expected to be at least $13.80. For the first quarter of 2017, the company expects operating (non-GAAP) earnings per share to be approximately 17 percent of the full year expectation. The company expects a discrete tax benefit in the first quarter of 2017, similar to the first quarter of 2016, though smaller in size, and other actions are expected to offset a portion of the benefit. This is taken into account in the earnings per share skew for first quarter.

Free cash flow realization, defined as free cash flow to income from continuing operations (GAAP), was 97 percent as reported in 2016 and is again expected to be in excess of 90 percent in 2017. The company expects free cash flow to be essentially flat year to year.

The company expects that the 2017 GAAP tax rate will be approximately 3 points lower than the operating (non-GAAP) tax rate expectation. Expectations for the operating (non-GAAP) tax rate are approximately 15 percent plus or minus three points, excluding discrete items. The rate will change year to year based on nonrecurring events, such as the settlement of income tax audits and changes in tax laws, as well as recurring factors including the geographic mix of income before taxes, the timing and amount of foreign dividend repatriation, state and local taxes and the effects of various global income tax strategies.

In January 2017, the company announced a reorganization of its client and commercial financing business as a wholly owned subsidiary, IBM Credit, LLC. The subsidiary is expected to begin accessing capital markets directly in 2017 and the company expects to increase its financing business leverage from 7:1 to 9:1. See page 81 for additional information.

Management Discussion

International Business Machines Corporation and Subsidiary Companies

The company expects 2017 pre-tax retirement-related plan cost to be approximately $2.9 billion, an increase of approximately $900 million compared to 2016. This estimate reflects current pension plan assumptions at December 31, 2016. Within total retirement-related plan cost, operating retirement-related plan cost is expected to be approximately $1.4 billion, approximately flat versus 2016. Non-operating retirement-related plan cost is expected to be approximately $1.5 billion, an increase of approximately $900 million compared to 2016, driven by lower income from expected return on assets. Contributions for all retirement-related plans are expected to be approximately $2.5 billion in 2017, an increase of approximately $100 million compared to 2016.

For a discussion of new accounting standards that the company will adopt in future periods, please see note B, “Accounting Changes,” beginning on page 99.

Liquidity and Capital Resources

The company has consistently generated strong cash flow from operations, providing a source of funds ranging between $16.9 billion and $19.6 billion per year over the past five years. The company provides for additional liquidity through several sources: maintaining an adequate cash balance, access to global funding sources, a committed global credit facility and other committed and uncommitted lines of credit worldwide. The following table provides a summary of the major sources of liquidity for the years ended December 31, 2012 through 2016.

Cash Flow and Liquidity Trends

($ in billions)

	2016	2015	2014	2013	2012
Net cash from operating activities	$17.0	$17.0	$16.9	$17.5	$19.6
Cash and short-term marketable securities	$8.5	$8.2	$8.5	$11.1	$11.1
Committed global credit facility	$10.3	$10.0	$10.0	$10.0	$10.0

The major rating agencies’ ratings on the company’s debt securities at December 31, 2016 appear in the following table and remain unchanged from December 31, 2015. The company’s indenture governing its debt securities and its various credit facilities each contain significant covenants which obligate the company to promptly pay principal and interest, limit the aggregate amount of secured indebtedness and sale and leaseback transactions to 10 percent of the company’s consolidated net tangible assets, and restrict the company’s ability to merge or consolidate unless certain conditions are met. The credit facilities also include a covenant on the company’s consolidated net interest expense ratio, which cannot be less than 2.20 to 1.0, as well as a cross default provision with respect to other defaulted indebtedness of at least $500 million.

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

The company does not have “ratings trigger” provisions in its debt covenants or documentation, which would allow the holders to declare an event of default and seek to accelerate payments thereunder in the event of a change in credit rating. The company’s contractual agreements governing derivative instruments contain standard market clauses which can trigger the termination of the agreement if the company’s credit rating were to fall below investment grade. At December 31, 2016, the fair value of those instruments that were in a liability position was $206 million, before any applicable netting, and this position is subject to fluctuations in fair value period to period based on the level of the company’s outstanding instruments and market conditions. The company has no other contractual arrangements that, in the event of a change in credit rating, would result in a material adverse effect on its financial position or liquidity.

Moody’s
	Standard	Investors	Fitch
	& Poor’s	Service	Ratings
Senior long-term debt	AA-	Aa3	A+
Commercial paper	A-1+	Prime-1	F1

The company prepares its Consolidated Statement of Cash Flows in accordance with applicable accounting standards for cash flow presentation on page 87 and highlights causes and events underlying sources and uses of cash in that format on page 47. For the purpose of running its business, the company manages, monitors and analyzes cash flows in a different format.

Management Discussion

International Business Machines Corporation and Subsidiary Companies

Management uses free cash flow as a measure to evaluate its operating results, plan share repurchase levels, strategic investments and assess its ability and need to incur and service debt. The entire free cash flow amount is not necessarily available for discretionary expenditures. The company defines free cash flow as net cash from operating activities less the change in Global Financing receivables and net capital expenditures, including the investment in software. A key objective of the Global Financing business is to generate strong returns on equity, and increasing receivables is the basis for growth. Accordingly, management considers Global Financing receivables as a profit-generating investment, not as working capital that should be minimized for efficiency. Therefore, management includes presentations of both free cash flow and net cash from operating activities that exclude the effect of Global Financing receivables. Free cash flow guidance is derived using an estimate of profit, working capital and operational cash outflows. As previously noted, the company views Global Financing receivables as a profit generating investment which it seeks to maximize and therefore it is not considered when formulating guidance for free cash flow. As a result, the company does not estimate a GAAP Net Cash from Operations expectation metric.

From the perspective of how management views cash flow, in 2016, after investing $3.7 billion in capital investments primarily in support of cloud and cognitive, the services backlog and the upcoming new hardware product cycles, the company generated free cash flow of $11.6 billion, a decrease of $1.5 billion compared to 2015. The decrease was driven primarily by performance-related declines in net income and a decline in cash provided by trade receivables; partially offset by a reduction in cash tax payments.

In 2016, the company continued to focus its cash utilization on returning value to shareholders including $5.3 billion in dividends and $3.5 billion in gross common stock repurchases (23.3 million shares). In addition, $5.7 billion was utilized for 15 acquisitions in 2016.

Over the past five years, the company generated over $70 billion in free cash flow. During that period, the company invested over $16 billion in strategic acquisitions and returned over $65 billion to shareholders through dividends and net share repurchases. The company’s performance during this period demonstrates that there is fungibility across the elements of share repurchases, dividends and acquisitions. The amount of prospective returns to shareholders in the form of dividends and share repurchases will vary based upon several factors including each year’s operating results, capital expenditure requirements, research and development investments and acquisitions, as well as the factors discussed below.

The company’s Board of Directors meets quarterly to consider the dividend payment. In the second quarter of 2016, the Board of Directors increased the company’s quarterly common stock dividend from $1.30 to $1.40 per share.

The table below represents the way in which management reviews cash flow as described above.

($ in billions)

For the year ended December 31:	2016	2015	2014	2013	2012
Net cash from operating activities per GAAP	$17.0	$17.0	$16.9	$17.5	$19.6
Less: the change in Global Financing receivables	1.7	0.2	0.7	(1.3)	(2.9)
Net cash from operating activities, excluding Global Financing receivables	15.3	16.9	16.2	18.8	22.5
Capital expenditures, net	(3.7)	(3.8)	(3.8)	(3.8)	(4.3)
Free cash flow (FCF)	11.6	13.1	12.4	15.0	18.2
Acquisitions	(5.7)	(3.3)	(0.7)	(3.1)	(3.7)
Divestitures	(0.5)	(0.4)	2.4	0.3	0.6
Share repurchase	(3.5)	(4.6)	(13.7)	(13.9)	(12.0)
Dividends	(5.3)	(4.9)	(4.3)	(4.1)	(3.8)
Non-Global Financing debt	1.3	(0.1)	(1.3)	3.2	0.7
Other (includes Global Financing receivables and Global Financing debt)	2.3	0.0	2.6	2.4	(0.8)
Change in cash, cash equivalents and short-term marketable securities	$0.3	$(0.3)	$(2.6)	$(0.1)	$(0.8)
FCF as percent of Income from Continuing Operations	97%	98%	79%	89%	107%

Management Discussion

International Business Machines Corporation and Subsidiary Companies

Events that could temporarily change the historical cash flow dynamics discussed previously include significant changes in operating results, material changes in geographic sources of cash, unexpected adverse impacts from litigation, future pension funding requirements during periods of severe downturn in the capital markets or the timing of tax payments. Whether any litigation has such an adverse impact will depend on a number of variables, which are more completely described in note M, “Contingencies and Commitments,” on pages 127 to 129. With respect to pension funding, in 2016, the company contributed $507 million to its non-U.S. defined benefit plans compared to $514 million in 2015. As highlighted in the Contractual Obligations table, the company expects to make legally mandated pension plan contributions to certain non-U.S. plans of approximately $2.3 billion in the next five years. The 2017 contributions are currently expected to be approximately $500 million. Contributions related to all retirement-related plans is expected to be approximately $2.5 billion in 2017, an increase of approximately $100 million compared to 2016. Financial market performance could increase the legally mandated minimum contributions in certain non-U.S. countries that require more frequent remeasurement of the funded status. The company is not quantifying any further impact from pension funding because it is not possible to predict future movements in the capital markets or pension plan funding regulations.

The Pension Protection Act of 2006 was enacted into law in 2006, and, among other things, increased the funding requirements for certain U.S. defined benefit plans beginning after December 31, 2007. No mandatory contribution is required for the U.S. defined benefit plan in 2017 as of December 31, 2016.

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

Contractual Obligations

($ in millions)

	Total Contractual	Payments Due In
	Payment Stream	2017	2018–19	2020–21	After 2021

Long-term debt obligations	$41,138	$6,238	$10,109	$8,506	$16,284
Interest on long-term debt obligations	10,372	1,240	1,843	1,329	5,960
Capital (finance) lease obligations	7	1	4	2	—
Operating lease obligations	6,883	1,414	2,546	1,812	1,111
Purchase obligations	3,334	799	1,211	783	541
Other long-term liabilities:
Minimum defined benefit plan pension funding (mandated)*	2,300	500	1,000	800	—
Excess 401(k) Plus Plan	1,675	181	402	456	636
Long-term termination benefits	1,322	428	183	117	595
Tax reserves**	3,066	966
Divestiture related	488	302	167	18	—
Other	1,117	91	142	99	785
Total	$71,702	$12,160	$17,607	$13,921	$25,913

*          As funded status on plans will vary, obligations for mandated minimum pension payments after 2021 could not be reasonably estimated.

** These amounts represent the liability for unrecognized tax benefits. The company estimates that approximately $966 million of the liability is expected to be settled within the next 12 months. The settlement period for the noncurrent portion of our income tax liability cannot be reasonably estimated as the timing of the payments will depend on the progress of tax examinations with the various tax authorities; however, it is not expected to be due within the next 12 months.

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

Interest on floating-rate debt obligations is calculated using the effective interest rate at December 31, 2016, plus the interest rate spread associated with that debt, if any.

Off-Balance Sheet Arrangements

From time to time, the company may enter into off-balance sheet arrangements as defined by SEC Financial Reporting Release 67 (FRR-67), “Disclosure in Management’s Discussion and Analysis about Off-Balance Sheet Arrangements and Aggregate Contractual Obligations.”

At December 31, 2016, the company had no off-balance sheet arrangements that have, or are reasonably likely to have, a material current or future effect on financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources. See the table on page 70 for the company’s contractual obligations, and note M, “Contingencies and Commitments,” on page 129, for detailed information about the company’s guarantees, financial commitments and indemnification arrangements. The company does not have retained interests in assets transferred to unconsolidated entities or other material off-balance sheet interests or instruments.

Critical Accounting Estimates

The application of GAAP requires the company to make estimates and assumptions about certain items and future events that directly affect its reported financial condition. The accounting estimates and assumptions discussed in this section are those that the company considers to be the most critical to its financial statements. An accounting estimate is considered critical if both (a) the nature of the estimate or assumption is material due to the levels of subjectivity and judgment involved, and (b) the impact within a reasonable range of outcomes of the estimate and assumption is material to the company’s financial condition. Senior management has discussed the development, selection and disclosure of these estimates with the Audit Committee of the company’s Board of Directors. The company’s significant accounting policies are described in note A, “Significant Accounting Policies,” on pages 90 to 99.

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

Changes in the discount rate assumptions would impact the (gain)/loss amortization and interest cost components of the net periodic pension (income)/cost calculation and the projected benefit obligation (PBO). The company decreased the discount rate assumption for the IBM Personal Pension Plan (PPP), a U.S.-based defined benefit plan, by 20 basis points to 3.80 percent on December 31, 2016. This change will increase pre-tax cost and expense recognized in 2017 by an estimated $61 million. If the discount rate assumption for the PPP had increased by 20 basis points on December 31, 2016, pre-tax cost and expense recognized in 2017 would have decreased by an estimated $63 million. Changes in the discount rate assumptions would impact the PBO which, in turn, may impact the company’s funding decisions if the PBO exceeds plan assets. A 25 basis point increase or decrease in the discount rate would cause a corresponding decrease or increase, respectively, in the PPP’s PBO of an estimated $1.2 billion based upon December 31, 2016 data.

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

To the extent the outlook for long-term returns changes such that management changes its expected long-term return on plan assets assumption, each 50 basis point increase or decrease in the expected long-term return on PPP plan assets assumption would have an estimated decrease or increase, respectively, of $263 million on the following year’s pre-tax net periodic pension (income)/cost (based upon the PPP’s plan assets at December 31, 2016 and assuming no contributions are made in 2017).

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

For additional information on the company’s pension plans and the development of these assumptions, see Note S, “Retirement-Related Benefits,” on pages 143 and 144.

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

Revenue recognition is also impacted by the company’s ability to estimate sales incentives, expected returns and collectibility. The company considers various factors, including a review of specific transactions, the creditworthiness of the customers, historical experience and market and economic conditions when calculating these provisions and allowances. Evaluations are conducted each quarter to assess the adequacy of the estimates. If these estimates were changed by 10 percent in 2016, net income would have been impacted by $79 million (excluding Global Financing receivables).

Costs to Complete Service Contracts

The company enters into numerous service contracts through its services businesses. During the contractual period, revenue, cost and profits may be impacted by estimates of the ultimate profitability of each contract, especially contracts for which the company uses the percentage-of-completion (POC) method of accounting. If at any time these estimates indicate the POC contract will be unprofitable, the entire estimated loss for the remainder of the contract is recorded immediately in cost. The company performs ongoing profitability analyses of its POC-based services contracts in order to determine whether the latest estimates require updating. Key factors reviewed by the company to estimate the future costs to complete each contract are future labor costs, future product costs and expected productivity efficiencies. Contract loss provisions recorded as a component of other accrued expenses and liabilities were $13 million and $12 million at December 31, 2016 and 2015, respectively.

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

To the extent that the provision for income taxes increases/ decreases by 1 percent of income from continuing operations before income taxes, consolidated net income would have decreased/improved by $123 million in 2016.

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

Valuation of Goodwill

The company reviews goodwill for impairment annually and whenever events or changes in circumstances indicate the carrying value of goodwill may not be recoverable. In 2015, the company elected to perform the first step of the quantitative test to compare the fair value of each reporting unit to its carrying value instead of first conducting a qualitative assessment. In 2016, the company resumed the assessment of qualitative risk factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount.

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

The company assesses these qualitative factors to determine whether it is necessary to perform the two-step quantitative goodwill impairment test.This quantitative test is required only if the company concludes that it is more likely than not that a reporting unit’s fair value is less than its carrying amount.

In the fourth quarter, the company performed its annual goodwill impairment analysis.The qualitative assessment illustrated evidence of a potential impairment triggering event as a result of the financial performance of the Systems reporting unit. The quantitative analysis resulted in no impairment as the reporting unit’s estimated fair value exceeded the carrying amount by over 100 percent.

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

Global Financing Receivables Allowance for Credit Losses

The Global Financing business reviews its financing receivables portfolio at least quarterly in order to assess collectibility. A description of the methods used by management to estimate the amount of uncollectible receivables is included in note A, “Significant Accounting Policies,” on page 98. Factors that could result in actual receivable losses that are materially different from the estimated reserve include sharp changes in the economy, or a significant change in the economic health of a particular client that represents a concentration in Global Financing’s receivables portfolio.

To the extent that actual collectibility differs from management’s estimates currently provided for by 10 percent, Global Financing’s segment pre-tax income and the company’s income from continuing operations before income taxes would be higher or lower by an estimated $44 million depending upon whether the actual collectibility was better or worse, respectively, than the estimates.

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

Management Discussion

International Business Machines Corporation and Subsidiary Companies

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

To the extent that actual residual value recovery is lower than management’s estimates by 10 percent, Global Financing’s segment pre-tax income and the company’s income from continuing operations before income taxes for 2016 would have been lower by an estimated $72 million. If the actual residual value recovery is higher than management’s estimates, the increase in income will be realized at the end of lease when the equipment is remarketed.

Currency Rate Fluctuations

Changes in the relative values of non-U.S. currencies to the U.S. dollar affect the company’s financial results and financial position. At December 31, 2016, currency changes resulted in assets and liabilities denominated in local currencies being translated into less dollars than at year-end 2015. The company uses financial hedging instruments to limit specific currency risks related to financing transactions and other foreign currency-based transactions.

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

The company translates revenue, cost and expense in its non-U.S. operations at current exchange rates in the reported period. References to “adjusted for currency” or “constant currency” reflect adjustments based upon a simple mathematical formula. However, this constant currency methodology that the company utilizes to disclose this information does not incorporate any operational actions that management may take in reaction to fluctuating currency rates. Currency movements impacted the company’s year-to-year revenue and earnings per share growth in 2016. Based on the currency rate movements in 2016, total revenue decreased 2.2 percent as reported and 1.6 percent at constant currency versus 2015. On an income from continuing operations before income taxes basis, these translation impacts offset by the net impact of hedging activities resulted in a theoretical maximum (assuming no pricing or sourcing actions) increase of approximately $125 million in 2016, on an as-reported basis and an increase of approximately $150 million on an operating (non-GAAP) basis. The same mathematical exercise resulted in a decrease of approximately $900 million in 2015 on an as-reported basis and a decrease of approximately $1,000 million on an operating (non-GAAP) basis. The company views these amounts as a theoretical maximum impact to its as-reported financial results. Considering the operational responses mentioned above, movements of exchange rates, and the nature and timing of hedging instruments, it is difficult to predict future currency impacts on any particular period, but the company believes it could be substantially less than the theoretical maximum given the competitive pressure in the marketplace.

For non-U.S. subsidiaries and branches that operate in U.S. dollars or whose economic environment is highly inflationary, translation adjustments are reflected in results of operations. Generally, the company manages currency risk in these entities by linking prices and contracts to U.S. dollars.

The company continues to monitor the economic conditions in Venezuela. In mid-February 2016, changes to the currency exchange systems were announced which eliminated the SICAD exchange rate and replaced the SIMADI rate with DICOM, which is expected to be a floating exchange rate. The company recorded a pre-tax loss of $43 million in the first quarter of 2016 in other (income) and expense in the Consolidated Statement of Earnings as a result of the elimination of SICAD and devaluation of the new exchange. The system for currency exchange in Venezuela has remained constant through the fourth quarter and the company continued to use the SIMADI rate since the DICOM rate had not been instrumented by the authorities. Total pre-tax loss for 2016 was $48 million. The company’s net assets denominated in local currency were $11 million at December 31, 2016. The company’s operations in Venezuela comprised less than 1 percent of total 2016, 2015 and 2014 revenue, respectively.

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

The company’s debt, in support of the Global Financing business and the geographic breadth of the company’s operations, contains an element of market risk from changes in interest and currency rates. The company manages this risk, in part, through the use of a variety of financial instruments including derivatives, as described in note D, “Financial Instruments—Derivative Financial Instruments,” on pages 110 through 114.

Management Discussion

International Business Machines Corporation and Subsidiary Companies

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

To perform the sensitivity analysis, the company assesses the risk of loss in fair values from the effect of hypothetical changes in interest rates and foreign currency exchange rates on market-sensitive instruments. The market values for interest and foreign currency exchange risk are computed based on the present value of future cash flows as affected by the changes in rates that are attributable to the market risk being measured. The discount rates used for the present value computations were selected based on market interest and foreign currency exchange rates in effect at December 31, 2016 and 2015. The differences in this comparison are the hypothetical gains or losses associated with each type of risk.

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

The results of the sensitivity analysis at December 31, 2016 and 2015, are as follows:

Interest Rate Risk

At December 31, 2016, a 10 percent decrease in the levels of interest rates with all other variables held constant would result in a decrease in the fair value of the company’s financial instruments of $147 million as compared with a decrease of $69 million at December 31, 2015. A 10 percent increase in the levels of interest rates with all other variables held constant would result in an increase in the fair value of the company’s financial instruments of $142 million as compared to an increase of $66 million at December 31, 2015. Changes in the relative sensitivity of the fair value of the company’s financial instrument portfolio for these theoretical changes in the level of interest rates are primarily driven by changes in the company’s debt maturities, interest rate profile and amount.

Foreign Currency Exchange Rate Risk

At December 31, 2016, a 10 percent weaker U.S. dollar against foreign currencies, with all other variables held constant, would result in a decrease in the fair value of the company’s financial instruments of $132 million as compared with a decrease of $74 million at December 31, 2015. Conversely, a 10 percent stronger U.S. dollar against foreign currencies, with all other variables held constant, would result in an increase in the fair value of the company’s financial instruments of $132 million compared with an increase of $74 million at December 31, 2015.

Financing Risks

See the “Description of Business” on page 34 for a discussion of the financing risks associated with the Global Financing business and management’s actions to mitigate such risks.

Cybersecurity

The company’s approach to cybersecurity draws on the depth and breadth of its global capabilities, both in terms of its offerings to clients and its internal approaches to risk management. The company has commercial solutions that deliver identity and access management, data security, application security, network security and endpoint security. IBM’s solutions include security intelligence, analytics and forensic tools that can collect information on customer IT security events and vulnerabilities and provide detailed information to customers about potential threats and security posture. The company’s services businesses offer professional solutions for security from assessment and incident response to deployment and resource augmentation. In addition, the company offers managed and outsourced security solutions from multiple security operations centers around the world. Finally, security is embedded in a multitude of IBM offerings through secure engineering processes and by critical functions (encryption, access control, etc.) in servers, storage, software, service, and other solutions.

From an enterprise perspective, IBM implements a multi-faceted risk-management approach to identify and address cybersecurity risks. The company has established policies and procedures that provide the foundation upon which IBM’s infrastructure and data are managed. IBM performs ongoing assessments regarding its technical controls and its methods for identifying emerging risks related to cybersecurity. The company uses a layered approach with overlapping controls to defend against cybersecurity attacks and threats on networks, end-user devices, servers, applications and cloud solutions. The company also has a global incident response process to respond to cybersecurity threats. In addition, the company utilizes a combination of online training, educational tools, social media and other awareness initiatives to foster a culture of security awareness and responsibility among its workforce.

Management Discussion

International Business Machines Corporation and Subsidiary Companies

Employees and Related Workforce

(In thousands)

For the year ended
December 31:	2016
IBM/wholly owned subsidiaries	380.3
Less-than-wholly owned subsidiaries	9.6
Complementary	24.5

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

In 2016, the Global Financing business remained focused on its core competencies—providing IT financing to the company’s clients and business partners. For the year, Global Financing delivered external revenue of $1,692 million and total revenue of $3,494 million. Total pre-tax income of $1,656 million decreased 29.9 percent compared to 2015 and return on equity was 30.6 percent.

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

Results of Operations

($ in millions)

For the year ended
December 31:	2016	2015	2014
External revenue	$1,692	$1,840	$2,034
Internal revenue	1,802	2,637	2,488
Total revenue	3,494	4,477	4,522
Cost	1,146	1,412	1,428
Gross profit	$2,348	$3,065	$3,094
Gross profit margin	67.2%	68.5%	68.4%
Pre-tax income	$1,656	$2,364	$2,189
After-tax income*	$1,126	$1,572	$1,462
Return on equity*	30.6%	41.5%	36.8%

*            See page 80 for the details of the after-tax income and return on equity calculation.

Total revenue in 2016 decreased $983 million versus 2015 as a result of:

•             A decline in external revenue of 8.0 percent (down 6.9 percent adjusted for currency), due to a decrease in financing revenue (down 11.2 percent to $1,231 million), partially offset by an increase in used equipment sales revenue (up 1.6 percent to $461 million); and

•             A decline in internal revenue of 31.7 percent, due to decreases in used equipment sales revenue (down 35.5 percent to $1,486 million) and financing revenue (down 5.2 percent to $316 million).

The decrease in external financing revenue was due to lower asset yields and a decrease in average asset balance, as well as a decline in remarketing lease revenue. The decrease in internal financing revenue was primarily due to lower asset yields, partially offset by an increase in average asset balance.

Global Financing gross profit decreased 23.4 percent in 2016 compared to 2015, due to decreases in used equipment sales gross profit and financing gross profit. The gross profit margin declined 1.3 points compared to 2015 due to a decrease in equipment sales margin, partially offset by an increase in financing margin.

Management Discussion

International Business Machines Corporation and Subsidiary Companies

Total revenue in 2015 decreased $45 million versus 2014 as a result of:

•             A decrease in external revenue of 9.5 percent (up 1.5 percent adjusted for currency), driven by decreases in financing revenue (down 10.2 percent to $1,386 million) and used equipment sales revenue (down 7.6 percent to $454 million); partially offset by

•             An increase in internal revenue of 6.0 percent driven by an increase in used equipment sales revenue (up 10.7 percent to $2,303 million); partially offset by a decrease in financing revenue (down 18.3 percent to $334 million).

The decrease in external and internal financing revenue was primarily due to decreases in the average asset balance and yields, as well as a decrease in remarketing lease revenue.

Global Financing gross profit decreased 0.9 percent compared to 2014 due to a decrease in financing gross profit, partially offset by an increase in used equipment sales gross profit. The gross profit margin was flat compared to 2014 with an increase in equipment sales margin, offset by a shift in mix away from higher margin financing and a decrease in financing margin.

Global Financing pre-tax income decreased 29.9 percent in 2016 versus 2015, following an increase of 8.0 percent in 2015 versus 2014. The decrease in 2016 was driven by a decrease in gross profit ($717 million) and an increase in selling, general and administrative expenses ($66 million), partially offset by a decrease in financing receivables provisions ($75 million). The increase in 2015 was driven by decreases in selling, general and administrative expenses ($107 million) and financing receivables provisions ($96 million); partially offset by the decrease in gross profit ($29 million). The decrease in financing receivable provisions in 2016 was due to lower specific reserve requirements in China, partially offset by higher reserves in Brazil in the current year. At December 31, 2016, the overall allowance for credit losses coverage rate was 1.6 percent, a decrease of 54 basis points year over year primarily due to a write-off of previously reserved receivables.

The decrease in return on equity from 2015 to 2016 was driven by the decrease in net income, partially offset by a lower average equity balance. The increase in return on equity from 2014 to 2015 was driven by the increase in net income and a lower average equity balance.

Financial Condition

Balance Sheet

($ in millions)

At December 31:	2016	2015
Cash and cash equivalents	$1,844	$1,555
Net investment in sales-type and direct financing leases	6,893	7,594
Equipment under operating leases— external clients (1)	548	605
Client loans	11,478	12,525
Total client financing assets	18,920	20,725
Commercial financing receivables	9,700	8,948
Intercompany financing receivables (2) (3)	4,959	4,245
Other receivables	196	308
Other assets	872	378
Total assets	$36,492	$36,157
Intercompany payables (2)	$2,189	$3,089
Debt (4)	27,859	27,205
Other liabilities	2,631	2,134
Total liabilities	32,679	32,428
Total equity	3,812	3,729
Total liabilities and equity	$36,492	$36,157

(1)    Includes intercompany mark-up, priced on an arm’s-length basis, on products purchased from the company’s product divisions which is eliminated in IBM’s consolidated results

(2)    Entire amount eliminated for purposes of IBM’s consolidated results and therefore does not appear on page 86

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

Management Discussion

International Business Machines Corporation and Subsidiary Companies

Sources and Uses of Funds

The primary use of funds in Global Financing is to originate client and commercial financing assets. Client financing assets for end users consist primarily of IBM systems, software and services, but also include OEM equipment, software and services to meet IBM clients’ total solutions requirements. Client financing assets are primarily sales-type, direct financing and operating leases for systems products, as well as loans and installment payment plans for systems, software and services with terms up to seven years. Global Financing’s client loans and installment payment plans are primarily for software and services and are unsecured. These agreements are subjected to credit analysis to evaluate the associated risk and, when deemed necessary, actions are taken to mitigate risks, which include covenants to protect against credit deterioration during the life of the obligation.

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

In addition to the actions previously described, the company has a long-standing practice of taking mitigation actions, in certain circumstances, to transfer credit risk to third parties, including credit insurance, financial guarantees, non-recourse borrowings, transfer of receivables recorded as true sale in accordance with accounting guidance or sales of equipment under operating lease.

At December 31, 2016, substantially all financing assets were IT related assets, and approximately 52 percent of the total external portfolio was with investment grade clients with no direct exposure to consumers. The reduction in investment grade year to year (3 points) was driven primarily by rating changes within the existing portfolio, not by changing the company’s approach to the market. This investment grade percentage is based on credit ratings of the companies in the portfolio. Additionally, as noted above, the company takes actions to transfer exposure to third parties. On that basis, the investment grade content would increase by 14 points to 66 percent, also a reduction of 3 points year to year.

Originations

The following are total financing originations:

($ in millions)

For the year ended
December 31:	2016	2015	2014
Client financing	$11,703	$14,444	$15,099
Commercial financing	42,666	40,571	43,664
Total	$54,370	$55,015	$58,762

In 2016, cash collection of client financing assets exceeded new financing originations, while new financing originations of commercial financing exceeded collections. This resulted in a net decline in financing assets from December 2015. The decrease in originations in 2016 versus 2015, as well as the decrease in originations in 2015 versus 2014, was due to declining volumes. Internal loan financing with Technology Services & Cloud Platforms is executed under a loan facility and is not considered originations.

Cash generated by Global Financing in 2016 was deployed to pay intercompany payables and dividends to IBM as well as external payables to business partners and OEM suppliers.

Global Financing Receivables and Allowances

The following table presents external financing receivables excluding residual values, and the allowance for credit losses:

($ in millions)

At December 31:	2016	2015
Gross financing receivables	$28,043	$29,086
Specific allowance for credit losses	335	517
Unallocated allowance for credit losses	103	93
Total allowance for credit losses	438	610
Net financing receivables	$27,605	$28,475
Allowance for credit losses coverage	1.6%	2.1%

Roll Forward of Global Financing Receivables Allowance for Credit Losses

($ in millions)

January 1,	Allowance	Additions/		December 31,
2016	Used*	(Reductions)	Other**	2016
$610	$(236)	$69	$(5)	$438

*   Represents reserved receivables, net of recoveries, that were written off during the period

** Primarily represents translation adjustments

Management Discussion

International Business Machines Corporation and Subsidiary Companies

The percentage of Global Financing receivables reserved was 1.6 percent at December 31, 2016, and 2.1 percent at December 31, 2015. In the fourth quarter of 2016, write-offs of $188 million of receivables previously reserved, primarily in China, was the primary driver of the 35 percent reduction in the specific allowance, from $517 million at December 31, 2015, to $335 million at December 31, 2016. See note F, “Financing Receivables” on pages 114 to 118 for additional information. Unallocated reserves increased 10 percent from $93 million at December 31, 2015, to $103 million at December 31, 2016, due to higher general reserve requirements in Brazil.

Global Financing’s bad debt expense was $69 million for 2016, compared to $144 million for 2015. The year-to-year decrease in bad debt expense was due to lower specific reserve requirements in China, partially offset by higher reserve requirements in Brazil in the current year.

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

Global Financing optimizes the recovery of residual values by selling assets sourced from end of lease, leasing used equipment to new clients, or extending lease arrangements with current clients. Sales of equipment include equipment returned at the end of a lease, surplus internal equipment, or used equipment purchased externally. These sales represented 55.7 percent and 61.6 percent of Global Financing’s revenue in 2016 and 2015, respectively. The decrease was due to a lower volume of used equipment sales for internal transactions. The gross profit margins on total equipment sales were 60.5 percent and 66.0 percent in 2016 and 2015, respectively. The decrease in the gross profit margin was primarily driven by a shift in mix away from higher margin internal equipment sales.

The table below presents the recorded amount of unguaranteed residual value for sales-type, direct financing and operating leases at December 31, 2016 and 2015. In addition, the table presents the residual value as a percentage of the related original amount financed and a run out of when the unguaranteed residual value assigned to equipment on leases at December 31, 2016 is expected to be returned to the company. In addition to the unguaranteed residual value, on a limited basis, Global Financing will obtain guarantees of the future value of the equipment to be returned at end of lease. While primarily focused on IBM products, guarantees are also obtained for certain OEM products. These third-party guarantees are included in minimum lease payments as provided for by accounting standards in the determination of lease classifications for the covered equipment and provide protection against risk of loss arising from declines in equipment values for these assets.

The residual value guarantee increases the minimum lease payments that are utilized in determining the classification of a lease as a sales-type lease, direct financing lease or operating lease. The aggregate asset values associated with the guarantees of sales-type leases were $329 million and $811 million for the financing transactions originated during the years ended December 31, 2016 and December 31, 2015, respectively. In 2016, the residual value guarantee program resulted in the company recognizing approximately $220 million of revenue that would otherwise have been recognized in future periods as operating lease revenue. If the company had chosen to not participate in a residual value guarantee program in 2016 and prior years, the 2016 impact would be substantially mitigated by the effect of prior year asset values being recognized as operating lease revenue in the current year. The aggregate asset values associated with the guarantees of direct financing leases were $169 million and $185 million for the financing transactions originated during the years ended December 31, 2016 and 2015, respectively. The associated aggregate guaranteed future values at the scheduled end of lease were $19 million and $54 million for the financing transactions originated during the years ended December 31, 2016 and 2015, respectively. The cost of guarantees was $2 million and $5 million for the years ended December 31, 2016 and 2015, respectively.

Unguaranteed Residual Value

($ in millions)

	Total		Estimated Run Out of 2016 Balance
						2020 and
At December 31:	2015	2016	2017	2018	2019	Beyond
Sales-type and direct financing leases	$645	$585	$110	$167	$187	$121
Operating leases	144	140	50	42	33	15
Total unguaranteed residual value	$789	$725	$160	$209	$220	$136
Related original amount financed	$14,223	$12,845
Percentage	5.6%	5.6%

Management Discussion

International Business Machines Corporation and Subsidiary Companies

Debt

At December 31:	2016		2015
Debt-to-equity ratio	7.3	x	7.3	x

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

Global Financing provides financing predominantly for the company’s external client assets, as well as for assets under contract by other IBM units. As previously stated, the company measures Global Financing as a stand-alone entity, and accordingly, interest expense relating to debt supporting Global Financing’s external client and internal business is included in the “Global Financing Results of Operations” on page 76 and in note T, “Segment Information,” on pages 150 to 154. In the company’s Consolidated Statement of Earnings, the external debt-related interest expense supporting Global Financing’s internal financing to the company is reclassified from cost of financing to interest expense.

The following table provides additional information on total company debt. In this table, intercompany activity includes internal loans and leases at arm’s-length pricing in support of long-term services contracts and other internal activity. The company believes these assets should be appropriately leveraged in line with the overall Global Financing business model.

($ in millions)

	December 31, 2016		December 31, 2015
Global Financing Segment		$27,859		$27,205
Debt to support external clients	$24,034		$23,934
Debt to support internal clients	3,825		3,271
Non-Global Financing Segments		14,309		12,684
Debt supporting operations	18,134		15,955
Intercompany activity	(3,825)		(3,271)
Total company debt		$42,169		$39,890

Liquidity and Capital Resources

Global Financing is a segment of the company, and therefore is supported by the company’s overall liquidity position and access to capital markets. Cash generated by Global Financing was deployed to pay dividends to the company in order to maintain an appropriate debt-to-equity ratio.

Return on Equity

($ in millions)

At December 31:	2016	2015
Numerator
Global Financing after-tax income (1) *	$1,126	$1,572
Denominator
Average Global Financing equity (2) **	$3,680	$3,785
Global Financing return on equity (1) /(2)	30.6%	41.5%

*          Calculated based upon an estimated tax rate principally based on Global Financing’s geographic mix of earnings as IBM’s provision for income taxes is determined on a consolidated basis

**   Average of the ending equity for Global Financing for the last five quarters

Management Discussion

International Business Machines Corporation and Subsidiary Companies

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

As part of its transformation, the company changed the structure of its financing business in January 2017 to drive operational benefits. The client and commercial financing businesses have been reorganized as a wholly owned subsidiary, IBM Credit LLC. This will drive operational benefits by consolidating the operations of the financing business. Debt will be issued directly out of the new entity, and the new entity is expected to be able to access the capital markets later in 2017. The financing business expects to increase its leverage from approximately 7:1 to 9:1, which represents an increase of approximately $600 million in Global Financing debt. The Global Financing segment remains unchanged, and will continue to include the client and commercial financing businesses, as well as the hardware remanufacturing and remarketing business.

Interest rates and the overall economy (including currency fluctuations) will have an effect on both revenue and gross profit. The company’s interest rate risk management policy, however, combined with the Global Financing pricing strategy should mitigate gross margin erosion due to changes in interest rates.

The economy could impact the credit quality of the Global Financing receivables portfolio and therefore the level of provision for credit losses. Global Financing will continue to apply rigorous credit policies in both the origination of new business and the evaluation of the existing portfolio and will take risk mitigation actions when necessary.

As previously discussed, Global Financing has historically been able to manage residual value risk both through insight into the company’s product cycles, as well as through its remarketing business.

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

The Audit Committee of the Board of Directors is composed solely of independent, non-management directors, and is responsible for recommending to the Board the independent registered public accounting firm to be retained for the coming year, subject to stockholder ratification. The Audit Committee meets regularly and privately with the independent registered public accounting firm, with the company’s internal auditors, as well as with IBM management, to review accounting, auditing, internal control structure and financial reporting matters.

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

Management conducted an evaluation of the effectiveness of internal control over financial reporting based on the criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this evaluation, management concluded that the company’s internal control over financial reporting was effective as of December 31, 2016.

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
February 28, 2017

/s/ Martin J. Schroeter
Martin J. Schroeter
Senior Vice President and Chief Financial Officer
February 28, 2017

Report of Independent Registered Public Accounting Firm

International Business Machines Corporation and Subsidiary Companies

To the Stockholders and Board of Directors of International Business Machines Corporation:

In our opinion, the accompanying Consolidated Statements of Financial Position and the related Consolidated Statements of Earnings, Comprehensive Income, Changes in Equity, and Cash Flows present fairly, in all material respects, the financial position of International Business Machines Corporation and its subsidiaries at December 31, 2016 and December 31, 2015 and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2016 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2016, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) (2013). The Company’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting appearing on page 82. Our responsibility is to express opinions on these financial statements and on the Company’s internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

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

/s/ PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP

New York, New York

February 28, 2017

Consolidated Statement of Earnings

International Business Machines Corporation and Subsidiary Companies

($ in millions except per share amounts)

For the year ended December 31:	Notes	2016	2015	2014
Revenue
Services		$51,268	$49,911	$55,673
Sales		26,942	29,967	35,063
Financing		1,710	1,864	2,057
Total revenue	T	79,919	81,741	92,793
Cost
Services		34,021	33,126	36,034
Sales		6,559	6,920	9,312
Financing		1,044	1,011	1,040
Total cost		41,625	41,057	46,386
Gross profit		38,294	40,684	46,407
Expense and other (income)
Selling, general and administrative		21,069	20,430	23,180
Research, development and engineering	O	5,751	5,247	5,437
Intellectual property and custom development income		(1,631)	(682)	(742)
Other (income) and expense		145	(724)	(1,938)
Interest expense	D&J	630	468	484
Total expense and other (income)		25,964	24,740	26,421
Income from continuing operations before income taxes		12,330	15,945	19,986
Provision for income taxes	N	449	2,581	4,234
Income from continuing operations		11,881	13,364	15,751
Loss from discontinued operations, net of tax	C	(9)	(174)	(3,729)
Net income		$11,872	$13,190	$12,022
Earnings/(loss) per share of common stock
Assuming dilution
Continuing operations	P	$12.39	$13.60	$15.59
Discontinued operations	P	(0.01)	(0.18)	(3.69)
Total	P	$12.38	$13.42	$11.90
Basic
Continuing operations	P	$12.44	$13.66	$15.68
Discontinued operations	P	(0.01)	(0.18)	(3.71)
Total	P	$12.43	$13.48	$11.97
Weighted-average number of common shares outstanding
Assuming dilution		958,714,097	982,700,267	1,010,000,480
Basic		955,422,530	978,744,523	1,004,272,584

Amounts may not add due to rounding.

The accompanying notes on pages 90 through 154 are an integral part of the financial statements.

Consolidated Statement of Comprehensive Income

International Business Machines Corporation and Subsidiary Companies

($ in millions)

For the year ended December 31:	Notes	2016	2015	2014
Net income		$11,872	$13,190	$12,022
Other comprehensive income/(loss), before tax
Foreign currency translation adjustments	L	(20)	(1,379)	(1,636)
Net changes related to available-for-sale securities	L
Unrealized gains/(losses) arising during the period		(38)	(54)	(29)
Reclassification of (gains)/losses to net income		34	86	5
Total net changes related to available-for-sale securities		(3)	32	(24)
Unrealized gains/(losses) on cash flow hedges	L
Unrealized gains/(losses) arising during the period		243	618	958
Reclassification of (gains)/losses to net income		102	(1,072)	(97)
Total unrealized gains/(losses) on cash flow hedges		345	(454)	861
Retirement-related benefit plans	L
Prior service costs/(credits)		—	6	1
Net (losses)/gains arising during the period		(2,490)	(2,963)	(9,799)
Curtailments and settlements		(16)	33	24
Amortization of prior service (credits)/costs		(107)	(100)	(114)
Amortization of net (gains)/losses		2,764	3,304	2,531
Total retirement-related benefit plans		150	279	(7,357)
Other comprehensive income/(loss), before tax	L	472	(1,523)	(8,156)
Income tax (expense)/benefit related to items of other comprehensive income	L	(263)	(208)	1,883
Other comprehensive income/(loss)	L	209	(1,731)	(6,274)
Total comprehensive income		$12,081	$11,459	$5,748

Amounts may not add due to rounding.

The accompanying notes on pages 90 through 154 are an integral part of the financial statements.

Consolidated Statement of Financial Position

International Business Machines Corporation and Subsidiary Companies

($ in millions except per share amounts)

At December 31:	Notes	2016	2015
Assets
Current assets
Cash and cash equivalents		$7,826	$7,686
Marketable securities	D	701	508
Notes and accounts receivable—trade (net of allowances of $290 in 2016 and $367 in 2015)		9,182	8,333
Short-term financing receivables (net of allowances of $337 in 2016 and $490 in 2015)	F	19,006	19,020
Other accounts receivable (net of allowances of $48 in 2016 and $51 in 2015)		1,057	1,201
Inventories	E	1,553	1,551
Prepaid expenses and other current assets		4,564	4,205
Total current assets		43,888	42,504
Property, plant and equipment	G	30,133	29,342
Less: Accumulated depreciation	G	19,303	18,615
Property, plant and equipment—net	G	10,830	10,727
Long-term financing receivables (net of allowances of $101 in 2016 and $118 in 2015)	F	9,021	10,013
Prepaid pension assets	S	3,034	1,734
Deferred taxes	N	5,224	4,822
Goodwill	I	36,199	32,021
Intangible assets—net	I	4,688	3,487
Investments and sundry assets	H	4,585	5,187
Total assets		$117,470	$110,495
Liabilities and equity
Current liabilities
Taxes	N	$3,235	$2,847
Short-term debt	D&J	7,513	6,461
Accounts payable		6,209	6,028
Compensation and benefits		3,577	3,560
Deferred income		11,035	11,021
Other accrued expenses and liabilities		4,705	4,353
Total current liabilities		36,275	34,269
Long-term debt	D&J	34,655	33,428
Retirement and nonpension postretirement benefit obligations	S	17,070	16,504
Deferred income		3,600	3,771
Other liabilities	K	7,477	8,099
Total liabilities		99,078	96,071
Contingencies and commitments	M
Equity	L
IBM stockholders’ equity
Common stock, par value $.20 per share, and additional paid-in capital		53,935	53,262
Shares authorized: 4,687,500,000
Shares issued (2016—2,225,116,815; 2015—2,221,223,449)
Retained earnings		152,759	146,124
Treasury stock, at cost (shares: 2016—1,279,249,412; 2015—1,255,494,724)		(159,050)	(155,518)
Accumulated other comprehensive income/(loss)		(29,398)	(29,607)
Total IBM stockholders’ equity		18,246	14,262
Noncontrolling interests	A	146	162
Total equity		18,392	14,424
Total liabilities and equity		$117,470	$110,495

Amounts may not add due to rounding.

The accompanying notes on pages 90 through 154 are an integral part of the financial statements.

Consolidated Statement of Cash Flows

International Business Machines Corporation and Subsidiary Companies

($ in millions)

For the year ended December 31:	2016	2015	2014
Cash flows from operating activities
Net income	$11,872	$13,190	$12,022
Adjustments to reconcile net income to cash provided by operating activities
Depreciation	2,837	2,662	3,145
Amortization of intangibles	1,544	1,193	1,347
Stock-based compensation	544	468	512
Deferred taxes	(1,132)	1,387	(237)
Net (gain)/loss on asset sales and other	62	481	(1,535)
Loss on microelectronics business disposal	—	71	3,381
Change in operating assets and liabilities, net of acquisitions/divestitures
Receivables (including financing receivables)	712	812	1,270
Retirement related	54	(22)	(655)
Inventories	(14)	133	(39)
Other assets/other liabilities	282	(3,448)	(1,886)
Accounts payable	197	81	(456)
Net cash provided by operating activities	16,958	17,008	16,868
Cash flows from investing activities
Payments for property, plant and equipment	(3,567)	(3,579)	(3,740)
Proceeds from disposition of property, plant and equipment	424	370	404
Investment in software	(583)	(572)	(443)
Purchases of marketable securities and other investments	(5,917)	(3,073)	(2,338)
Proceeds from disposition of marketable securities and other investments	5,692	2,842	2,493
Non-operating finance receivables—net	(891)	(398)	(1,078)
Acquisition of businesses, net of cash acquired	(5,679)	(3,349)	(656)
Divestiture of businesses, net of cash transferred	(454)	(401)	2,357
Net cash used in investing activities	(10,976)	(8,159)	(3,001)
Cash flows from financing activities
Proceeds from new debt	9,132	5,540	8,180
Payments to settle debt	(6,395)	(5,622)	(4,644)
Short-term borrowings/(repayments) less than 90 days—net	26	101	(1,753)
Common stock repurchases	(3,502)	(4,609)	(13,679)
Common stock transactions—other	204	322	709
Cash dividends paid	(5,256)	(4,897)	(4,265)
Net cash used in financing activities	(5,791)	(9,166)	(15,452)
Effect of exchange rate changes on cash and cash equivalents	(51)	(473)	(655)
Net change in cash and cash equivalents	140	(790)	(2,240)
Cash and cash equivalents at January 1	7,686	8,476	10,716
Cash and cash equivalents at December 31	$7,826	$7,686	$8,476
Supplemental data
Income taxes paid—net of refunds received	$1,078	$2,657	$5,748
Interest paid on debt	$1,158	$995	$1,061

Amounts may not add due to rounding.

The accompanying notes on pages 90 through 154 are an integral part of the financial statements.

Consolidated Statement of Changes in Equity

International Business Machines Corporation and Subsidiary Companies

($ in millions)

	Common			Accumulated
	Stock and			Other	Total IBM	Non-
	Additional	Retained	Treasury	Comprehensive	Stockholders’	Controlling	Total
	Paid-In Capital	Earnings	Stock	Income/(Loss)	Equity	Interests	Equity
2014
Equity, January 1, 2014	$51,594	$130,042	$(137,242)	$(21,602)	$22,792	$137	$22,929
Net income plus other comprehensive income/(loss)
Net income		12,022			12,022		12,022
Other comprehensive income/(loss)				(6,274)	(6,274)		(6,274)
Total comprehensive income/(loss)					$5,748		$5,748
Cash dividends paid— common stock		(4,265)			(4,265)		(4,265)
Common stock issued under employee plans (7,687,026 shares)	977				977		977
Purchases (1,313,569 shares) and sales (1,264,232 shares) of treasury stock under employee plans—net		(6)	(79)		(85)		(85)
Other treasury shares purchased, not retired (71,504,867 shares)			(13,395)		(13,395)		(13,395)
Changes in other equity	95				95		95
Changes in noncontrolling interests						8	8
Equity, December 31, 2014	$52,666	$137,793	$(150,715)	$(27,875)	$11,868	$146	$12,014

Amounts may not add due to rounding.

The accompanying notes on pages 90 through 154 are an integral part of the financial statements.

($ in millions)

	Common			Accumulated
	Stock and			Other	Total IBM	Non-
	Additional	Retained	Treasury	Comprehensive	Stockholders’	Controlling	Total
	Paid-In Capital	Earnings	Stock	Income/(Loss)	Equity	Interests	Equity
2015
Equity, January 1, 2015	$52,666	$137,793	$(150,715)	$(27,875)	$11,868	$146	$12,014
Net income plus other comprehensive income/(loss)
Net income		13,190			13,190		13,190
Other comprehensive income/(loss)				(1,731)	(1,731)		(1,731)
Total comprehensive income/(loss)					$11,459		$11,459
Cash dividends paid— common stock		(4,897)			(4,897)		(4,897)
Common stock issued under employee plans (6,013,875 shares)	606				606		606
Purchases (1,625,820 shares) and sales (1,155,558 shares) of treasury stock under employee plans—net		39	(102)		(63)		(63)
Other treasury shares purchased, not retired (30,338,647 shares)			(4,701)		(4,701)		(4,701)
Changes in other equity	(10)				(10)		(10)
Changes in noncontrolling interests						16	16
Equity, December 31, 2015	$53,262	$146,124	$(155,518)	$(29,607)	$14,262	$162	$14,424

Amounts may not add due to rounding.

The accompanying notes on pages 90 through 154 are an integral part of the financial statements.

Consolidated Statement of Changes in Equity

International Business Machines Corporation and Subsidiary Companies

($ in millions)

	Common			Accumulated
	Stock and			Other	Total IBM	Non-
	Additional	Retained	Treasury	Comprehensive	Stockholders’	Controlling	Total
	Paid-In Capital	Earnings	Stock	Income/(Loss)	Equity	Interests	Equity
2016
Equity, January 1, 2016	$53,262	$146,124	$(155,518)	$(29,607)	$14,262	$162	$14,424
Net income plus other comprehensive income/(loss)
Net income		11,872			11,872		11,872
Other comprehensive income/(loss)				209	209		209
Total comprehensive income/(loss)					$12,081		$12,081
Cash dividends paid— common stock		(5,256)			(5,256)		(5,256)
Common stock issued under employee plans (3,893,366 shares)	695				695		695
Purchases (854,365 shares) and sales (383,077 shares) of treasury stock under employee plans—net		18	(77)		(59)		(59)
Other treasury shares purchased, not retired (23,283,400 shares)			(3,455)		(3,455)		(3,455)
Changes in other equity	(22)	0			(22)		(22)
Changes in noncontrolling interests						(16)	(16)
Equity, December 31, 2016	$53,935	$152,759	$(159,050)	$(29,398)	$18,246	$146	$18,392

Amounts may not add due to rounding.

The accompanying notes on pages 90 through 154 are an integral part of the financial statements.

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

On October 20, 2014, the company announced a definitive agreement to divest its Microelectronics business and manufacturing operations to GLOBALFOUNDRIES. The transaction closed on July 1, 2015. Refer to note C, “Acquisitions/Divestitures,” for additional information on the transaction.

In January 2016, the company made a number of changes to its organizational structure and management system. These changes impacted the company’s reportable segments, but did not impact the company’s Consolidated Financial Statements. Refer to note T, “Segment Information,” on pages 150 to 154 for additional information on the changes in reportable segments.

Noncontrolling interest amounts of $16 million, $8 million and $6 million, net of tax, for the years ended December 31, 2016, 2015 and 2014, respectively, are included as a reduction within other (income) and expense in the Consolidated Statement of Earnings.

Principles of Consolidation

The Consolidated Financial Statements include the accounts of IBM and its controlled subsidiaries, which are primarily majority owned. Any noncontrolling interest in the equity of a subsidiary is reported in Equity in the Consolidated Statement of Financial Position. Net income and losses attributable to the noncontrolling interest is reported as described above in the Consolidated Statement of Earnings. The accounts of variable interest entities (VIEs) are included in the Consolidated Financial Statements, if required. Investments in business entities in which the company does not have control, but has the ability to exercise significant influence over operating and financial policies, are accounted for using the equity method and the company’s proportionate share of income or loss is recorded in other (income) and expense. The accounting policy for other investments in equity securities is on page 98 within “Marketable Securities.” Equity investments in non-publicly traded entities are primarily accounted for using the cost method. All intercompany transactions and accounts have been eliminated in consolidation.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts of assets, liabilities, revenue, costs, expenses and other comprehensive income/(loss) (OCI) that are reported in the Consolidated Financial Statements and accompanying disclosures. These estimates are based on management’s best knowledge of current events, historical experience, actions that the company may undertake in the future and on various other assumptions that are believed to be reasonable under the circumstances. As a result, actual results may be different from these estimates. See “Critical Accounting Estimates” on pages 71 to 74 for a discussion of the company’s critical accounting estimates.

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

The company recognizes revenue on sales to solution providers, resellers and distributors (herein referred to as “resellers”) when the reseller has: economic substance apart from the company, credit risk, risk of loss to the inventory; and, the fee to the company is not contingent upon resale or payment by the end user, the company has no further obligations related to bringing about resale or delivery and all other revenue recognition criteria have been met.

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

Multiple-Deliverable Arrangements

The company enters into revenue arrangements that may consist of multiple deliverables of its products and services based on the needs of its clients. These arrangements may include any combination of services, software, hardware and/or financing. For example, a client may purchase a server that includes operating system software. In addition, the arrangement may include post-contract support for the software and a contract for post-warranty maintenance service for the hardware. These types of arrangements can also include financing provided by the company. These arrangements consist of multiple deliverables, with the hardware and software delivered in one reporting period, and the software support and hardware maintenance services delivered across multiple reporting periods. In another example, a client may outsource the running of its datacenter operations to the company on a long-term, multiple-year basis and periodically purchase servers and/or software products from the company to upgrade or expand its facility. The outsourcing services are provided on a continuous basis across multiple reporting periods, and the hardware and software products are delivered in one reporting period. To the extent that a deliverable in a multiple-deliverable arrangement is subject to specific accounting guidance that deliverable is accounted for in accordance with such specific guidance. Examples of such arrangements may include leased hardware which is subject to specific leasing guidance or software which is subject to specific software revenue recognition guidance on whether and/or how to separate multiple-deliverable arrangements into separate units of accounting (separability) and how to allocate the arrangement consideration among those separate units of accounting (allocation). For all other deliverables in multiple-deliverable arrangements, the guidance below is applied for separability and allocation. A multiple-deliverable arrangement is separated into more than one unit of accounting if the following criteria are met:

•             The delivered item(s) has value to the client on a standalone basis; and

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

Revenue from the company’s cloud, analytics, mobile, security, and cognitive offerings follow the specific revenue recognition policies for multiple-deliverable arrangements and for each major category of revenue depending on the type of offering which can be comprised of services, hardware and/or software.

Services

The company’s primary services offerings include information technology (IT) datacenter and business process outsourcing, application management services, consulting and systems integration, technology infrastructure and system maintenance, hosting and the design and development of complex IT systems to a client’s specifications (design and build). Many of these services can be delivered entirely or partially through as-a-Service or cloud delivery models. These services are provided on a time-and-material basis, as a fixed-price contract or as a fixed-price per measure of output contract and the contract terms range from less than one year to over 10 years.

Revenue from IT datacenter and business process outsourcing contracts is recognized in the period the services are provided using either an objective measure of output or on a straight-line basis over the term of the contract. Under the output method, the amount of revenue recognized is based on the services delivered in the period.

Revenue from application management services, technology infrastructure, and system maintenance and hosting contracts is recognized on a straight-line basis over the terms of the contracts. Revenue from time-and-material contracts is recognized as labor hours are delivered and direct expenses are incurred. Revenue related to extended warranty and product maintenance contracts is recognized on a straight-line basis over the delivery period.

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

In some services contracts, the company bills the client prior to recognizing revenue from performing the services. Deferred income of $5,873 million and $6,039 million at December 31, 2016 and 2015, respectively, is included in the Consolidated Statement of Financial Position. In other services contracts, the company performs the services prior to billing the client. Unbilled accounts receivable of $1,611 million and $1,630 million at December 31, 2016 and 2015, respectively, is included in notes and accounts receivable-trade in the Consolidated Statement of Financial Position.

Billings usually occur in the month after the company performs the services or in accordance with specific contractual provisions. Unbilled receivables are expected to be billed within four months.

Notes to Consolidated Financial Statements

International Business Machines Corporation and Subsidiary Companies

Hardware

The company’s hardware offerings include the sale or lease of system servers and storage solutions. The company also offers installation services for its more complex hardware products.

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

Software

Revenue from perpetual (one-time charge) license software is recognized at the inception of the license term if all revenue recognition criteria have been met. Revenue from post-contract support, which may include unspecified upgrades on a when-and-if-available basis, is recognized on a straight-line basis over the period such items are delivered. Revenue from software hosting or Software-as-a-Service arrangements is recognized as the service is delivered. In software hosting arrangements, the rights provided to the customer (e.g., ownership of a license, contract termination provisions and the feasibility of the customer to operate the software) are considered in determining whether the arrangement includes a license. In arrangements which include a software license, the associated revenue is recognized according to whether the license is perpetual or term. Revenue from term (recurring license charge) license software is recognized on a straight-line basis over the period that the client is entitled to use the license.

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

Deferred services transition and setup costs were $2,072 million and $2,144 million at December 31, 2016 and 2015, respectively. Amortization of deferred services transition and setup costs was estimated at December 31, 2016 to be $590 million in 2017, $515 million in 2018, $374 million in 2019, $248 million in 2020 and $344 million thereafter.

Deferred amounts paid to clients in excess of the fair value of acquired assets used in outsourcing arrangements were $160 million and $184 million at December 31, 2016 and 2015, respectively. Amortization of deferred amounts paid to clients in excess of the fair value of acquired assets is recorded as an offset of revenue and was estimated at December 31, 2016 to be $53 million in 2017, $46 million in 2018, $28 million in 2019, $20 million in 2020 and $13 million thereafter. In situations in which an outsourcing contract is terminated, the terms of the contract may require the client to reimburse the company for the recovery of unbilled accounts receivable, unamortized deferred costs incurred to purchase specific assets utilized in the delivery of services and to pay any additional costs incurred by the company to transition the services.

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

The company capitalizes certain costs that are incurred to purchase or to create and implement internal-use software programs, including software coding, installation, testing and certain data conversions. These capitalized costs are amortized on a straight-line basis over periods ranging up to three years and are recorded in selling, general and administrative expense.

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

Standard Warranty Liability

($ in millions)

	2016	2015
Balance at January 1	$181	$197
Current period accruals	145	173
Accrual adjustments to reflect experience	(6)	7
Charges incurred	(164)	(196)
Balance at December 31	$156	$181

Extended Warranty Liability (Deferred Income)

($ in millions)

	2016	2015
Balance at January 1	$538	$536
Revenue deferred for new extended warranty contracts	263	286
Amortization of deferred revenue	(267)	(253)
Other*	(4)	(31)
Balance at December 31	$531	$538
Current portion	$264	$238
Noncurrent portion	$267	$300

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

Advertising and Promotional Expense

The company expenses advertising and promotional costs as incurred. Cooperative advertising reimbursements from vendors are recorded net of advertising and promotional expense in the period in which the related advertising and promotional expense is incurred. Advertising and promotional expense, which includes media, agency and promotional expense, was $1,327 million, $1,290 million and $1,307 million in 2016, 2015 and 2014, respectively, and is recorded in SG&A expense in the Consolidated Statement of Earnings.

Research, Development and Engineering

Research, development and engineering (RD&E) costs are expensed as incurred. Software costs that are incurred to produce the finished product after technological feasibility has been established are capitalized as an intangible asset.

Intellectual Property and Custom Development Income

The company licenses and sells the rights to certain of its intellectual property (IP) including internally developed patents, trade secrets and technological know-how. Certain IP transactions to third parties are licensing/royalty-based and others are transaction-based sales/other transfers. Income from licensing arrangements is recognized at the inception of the perpetual license term if all revenue recognition criteria have been met. Income from royalty-based fee arrangements is recognized over time or as the licensee sells future related products (i.e., variable royalty, based upon licensee’s revenue). The company also enters into cross-licensing arrangements of patents, and income from these arrangements is recognized when earned. In addition, the company earns income from certain custom development projects for strategic technology partners and specific clients. The company records the income from these projects if the fee is not refundable, is not dependent upon the success of the project and when all revenue recognition have been met.

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

Impairment

Long-lived assets, other than goodwill and indefinite-lived intangible assets, are tested for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. The impairment test is based on undiscounted cash flows and, if impaired, the asset is written down to fair value based on either discounted cash flows or appraised values. Goodwill and indefinite-lived intangible assets are tested at least annually, in the fourth quarter, for impairment and whenever changes in circumstances indicate an impairment may exist. Goodwill is tested at the reporting unit level which is the operating segment, or a business, which is one level below that operating segment (the “component” level) if discrete financial information is prepared and regularly reviewed by management at the segment level. Components are aggregated as a single reporting unit if they have similar economic characteristics.

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

Capitalized software costs incurred or acquired after technological feasibility has been established are amortized over periods ranging up to 3 years. Capitalized costs for internal-use software are amortized on a straight-line basis over periods ranging up to 3 years. Other intangible assets are amortized over periods between 1 and 7 years.

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

Stock-Based Compensation

Stock-based compensation represents the cost related to stock-based awards granted to employees. The company measures stock-based compensation cost at the grant date, based on the estimated fair value of the award and recognizes the cost on a straight-line basis (net of estimated forfeitures) over the employee requisite service period. The company grants its employees Restricted Stock Units (RSUs), including Retention Restricted Stock Units (RRSUs) and Performance Share Units (PSUs) and periodically grants stock options. RSUs are stock awards granted to employees that entitle the holder to shares of common stock as the award vests, typically over a one- to five-year period. The fair value of the awards is determined and fixed on the grant date based on the company’s stock price, adjusted for the exclusion of dividend equivalents. The company estimates the fair value of stock options using a Black-Scholes

Notes to Consolidated Financial Statements

International Business Machines Corporation and Subsidiary Companies

valuation model. Stock-based compensation cost is recorded in Cost, SG&A, and RD&E in the Consolidated Statement of Earnings based on the employees’ respective functions.

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

Changes in the fair value of a derivative that is designated as a fair value hedge, along with offsetting changes in the fair value of the underlying hedged exposure, are recorded in earnings each period. For hedges of interest rate risk, the fair value adjustments are recorded as adjustments to interest expense and cost of financing in the Consolidated Statement of Earnings. For hedges of currency risk associated with recorded financial assets or liabilities, derivative fair value adjustments are recognized in other (income) and expense in the Consolidated Statement of Earnings. Changes in the fair value of a derivative that is designated as a cash flow hedge are recorded, net of applicable taxes, in OCI, in the Consolidated Statement of Comprehensive Income. When net income is affected by the variability of the underlying cash flow, the applicable offsetting amount of the gain or loss from the derivative that is deferred in AOCI is released to net income and reported in interest expense, cost, SG&A expense or other (income) and expense in the

Notes to Consolidated Financial Statements

International Business Machines Corporation and Subsidiary Companies

Consolidated Statement of Earnings based on the nature of the underlying cash flow hedged. Effectiveness for net investment hedging derivatives is measured on a spot-to-spot basis. The effective portion of changes in the fair value of net investment hedging derivatives and other non-derivative financial instruments designated as net investment hedges are recorded as foreign currency translation adjustments in AOCI. Changes in the fair value of the portion of a net investment hedging derivative excluded from the effectiveness assessment are recorded in interest expense. If the underlying hedged item in a fair value hedge ceases to exist, all changes in the fair value of the derivative are included in net income each period until the instrument matures. When the derivative transaction ceases to exist, a hedged asset or liability is no longer adjusted for changes in its fair value except as required under other relevant accounting standards.

Derivatives that are not designated as hedges, as well as changes in the fair value of derivatives that do not effectively offset changes in the fair value of the underlying hedged item throughout the designated hedge period (collectively, “ineffectiveness”), are recorded in earnings for each period and are primarily reported in other (income) and expense. When a cash flow hedging relationship is discontinued, the net gain or loss in AOCI must generally remain in AOCI until the item that was hedged affects earnings. However, when it is probable that a forecasted transaction will not occur by the end of the originally specified time period or within an additional two-month period thereafter, the net gain or loss in AOCI must be reclassified into earnings immediately.

The company reports cash flows arising from derivative financial instruments designated as fair value or cash flow hedges consistent with the classification of cash flows from the underlying hedged items that these derivatives are hedging. Accordingly, the cash flows associated with derivatives designated as fair value or cash flow hedges are classified in cash flows from operating activities in the Consolidated Statement of Cash Flows. Cash flows from derivatives designated as net investment hedges and derivatives that do not qualify as hedges are reported in cash flows from investing activities in the Consolidated Statement of Cash Flows. For currency swaps designated as hedges of foreign currency denominated debt (included in the company’s debt risk management program as addressed in note D, “Financial Instruments,” on pages 110 through 114), cash flows directly associated with the settlement of the principal element of these swaps are reported in payments to settle debt in cash flows from financing activities in the Consolidated Statement of Cash Flows.

Financial Instruments

In determining the fair value of its financial instruments, the company uses a variety of methods and assumptions that are based on market conditions and risks existing at each balance sheet date. See note D, “Financial Instruments,” on pages 109 to 110 for further information. All methods of assessing fair value result in a general approximation of value, and such value may never actually be realized.

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

Notes to Consolidated Financial Statements

International Business Machines Corporation and Subsidiary Companies

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

Write Off—Receivable losses are charged against the allowance in the period in which the receivable is deemed uncollectible. Subsequent recoveries, if any, are credited to the allowance. Write-offs of receivables and associated reserves occur to the extent that the customer is no longer in operation and/or, there is no reasonable expectation of additional collections or repossession. The company’s assessments factor in the history of collections and write-offs in specific countries and across the portfolio.

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

NOTE B. ACCOUNTING CHANGES

New Standards to be Implemented

In January 2017, the Financial Accounting Standards Board (FASB) issued guidance which clarifies the definition of a business. The guidance provides a more robust framework to use in determining when a set of assets and activities acquired or sold is a business. The guidance is effective January 1, 2018 and early adoption is permitted. The guidance will be applied prospectively to any transactions occurring within the period of adoption. The company adopted the guidance effective January 1, 2017 and does not expect a material impact in the consolidated financial statements.

In October 2016, the FASB issued guidance which requires an entity to recognize the income tax consequences of intra-entity transfers of assets, other than inventory, at the time of transfer. Assets within the scope of the guidance include intellectual property and property, plant and equipment. The guidance is effective January 1, 2018 and early adoption is permitted. The company adopted the guidance on January 1, 2017 using the required modified retrospective method. At adoption, $95 million and $47 million were reclassified from investments in sundry assets and prepaid and other current assets, respectively into retained earnings. Additionally, net deferred taxes of $244 million were established in deferred taxes in the Consolidated Statement of Financial Position, resulting in a cumulative-effect net credit to retained earnings of $102 million. In January 2017, the company had a transaction generating approximately $400 million to $500 million benefit to income tax expense, income from continuing operations and net income for the three months ended March 31, 2017. The ongoing impact of this guidance will be dependent on any transaction that is within its scope.

Notes to Consolidated Financial Statements

International Business Machines Corporation and Subsidiary Companies

In June 2016, the FASB issued guidance for credit impairment based on an expected loss model rather than an incurred loss model. The guidance requires the consideration of all available relevant information when estimating expected credit losses, including past events, current conditions and forecasts and their implications for expected credit losses. The guidance is effective January 1, 2020 with a one year early adoption permitted. The company is evaluating the impact of the new guidance.

In March 2016, the FASB issued guidance which changes the accounting for share-based payment transactions, including the income tax consequences, classification of awards as either equity or liabilities and classification in the Consolidated Statement of Cash Flows. The guidance was effective January 1, 2017 and upon transition did not have a material impact in the Consolidated Statement of Financial Position. The ongoing impact of the guidance could result in increased volatility in the provision for income taxes and earnings per share in the Consolidated Statement of Earnings, depending on the company’s share price at exercise or vesting of share-based awards compared to grant date, however these impacts are not expected to be material. The guidance also requires cash payments on behalf of employees for shares directly withheld for taxes to be presented as financing outflows in the Consolidated Statement of Cash Flows. Prior to adoption, the company reported this activity as an operating cash outflow. For the years ended December 31, 2016 and 2015, respectively, the amounts for this activity that were recorded as operating cash outflows were $126 million and $248 million. This provision of the guidance requires retrospective application upon adoption on January 1, 2017.

In February 2016, the FASB issued guidance which changes the accounting for leases. The guidance requires lessees to recognize right-of-use assets and lease liabilities for most leases in the Consolidated Statement of Financial Position. The guidance makes some changes to lessor accounting, including the elimination of the use of third-party residual value guarantee insurance in the capital lease test, and overall aligns with the new revenue recognition guidance. The guidance also requires qualitative and quantitative disclosures to assess the amount, timing and uncertainty of cash flows arising from leases. The company will adopt the guidance as of the effective date of January 1, 2019. The company is currently evaluating the impact of the new guidance on its consolidated financial results and expects it will have a material impact on the Consolidated Statement of Financial Position. The company’s operating lease commitments were $6.9 billion at December 31, 2016. In 2016, the use of third-party residual value guarantee insurance resulted in the company recognizing $220 million of sales-type lease revenue that would otherwise have been recognized over the lease period as operating lease revenue.

In January 2016, the FASB issued guidance which addresses aspects of recognition, measurement, presentation and disclosure of financial instruments. Certain equity investments will be measured at fair value with changes recognized in net income. The amendment also simplifies the impairment test of equity investments that lack readily determinable fair value. The guidance is effective January 1, 2018 and early adoption is not permitted except for limited provisions. The guidance is not expected to have a material impact in the consolidated financial results.

The FASB issued guidance on the recognition of revenue from contracts with customers in May 2014 with amendments in 2015 and 2016. Revenue recognition will depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance also requires disclosures regarding the nature, amount, timing and uncertainty of revenue and cash flows arising from contracts with customers. The guidance permits two methods of adoption: retrospectively to each prior reporting period presented, or retrospectively with the cumulative effect of initially applying the guidance recognized at the date of initial application (the cumulative catch-up transition method). The guidance was initially effective January 1, 2017 and early adoption was not permitted. The amended guidance provides for a one-year deferral of the effective date to January 1, 2018, with an option of applying the standard on the original effective date. The company will adopt the guidance on January 1, 2018 and apply the cumulative catch-up transition method.

Given the scope of work required to implement the recognition and disclosure requirements under the new standard, the company began its assessment process in 2014 and has since made significant progress, including identification of changes to policy, processes, systems and controls.

The company expects revenue recognition for its broad portfolio of hardware, software and services offerings to remain largely unchanged. However, the guidance is expected to change the timing of revenue recognition in certain areas, including accounting for certain software licenses. These impacts are not expected to be material. The company expects to continue to recognize revenue for term license (recurring license charge) software arrangements on a monthly basis over the period that the client is entitled to use the license due to the contractual terms in these arrangements.

Since the company currently expenses sales commissions as incurred, the requirement in the new standard to capitalize certain in-scope sales commissions is being evaluated to determine its potential impact in the consolidated financial statements in the year of adoption. There will be no impact to cash flows.

The company continues to assess all potential impacts of the guidance and given normal ongoing business dynamics, preliminary conclusions are subject to change.

Standards Implemented

In November 2015, the FASB issued guidance which requires deferred tax liabilities and assets be classified as noncurrent in the statement of financial position. The guidance was effective January 1, 2016 with early adoption permitted. The company adopted the guidance in the fourth quarter of 2015 on a retrospective basis. The guidance was a change in financial presentation only.

Notes to Consolidated Financial Statements

International Business Machines Corporation and Subsidiary Companies

In September 2015, the FASB issued guidance eliminating the requirement that an acquirer in a business combination account for a measurement-period adjustment retrospectively. Instead, an acquirer will recognize a measurement-period adjustment during the period in which the amount of the adjustment is determined. In addition, the portion of the amount recorded in current-period earnings by line item that would have been recorded in previous reporting periods if the adjustment to the provisional amounts had been recognized as of the acquisition date should be presented separately on the face of the income statement or disclosed in the notes. The guidance was effective January 1, 2016 on a prospective basis. The guidance did not have a material impact in the consolidated financial results.

In May 2015, the FASB issued guidance which removed the requirement to categorize within the fair value hierarchy all investments for which fair value is measured using the net asset value per share practical expedient. The amendments also removed the requirement to make certain disclosures for all investments that are eligible to be measured at fair value using the net asset value per share practical expedient. Rather, those disclosures are limited to investments for which the entity has elected to measure the fair value using that practical expedient. The guidance was effective January 1, 2016. The guidance was a change in disclosure only and did not have an impact in the consolidated financial results.

In April 2015, the FASB issued guidance about whether a cloud computing arrangement includes a software license. If the arrangement includes a software license, then the customer should account for the software license consistent with the acquisition of other software licenses. If the arrangement does not include a software license, the customer should account for the arrangement as a services contract. All software licenses recognized under this guidance will be accounted for consistent with other licenses of intangible assets. The guidance was effective January 1, 2016 and the company adopted it on a prospective basis. The guidance did not have a material impact in the consolidated financial results.

In April 2015, the FASB issued guidance which requires debt issuance costs related to a recognized debt liability to be presented in the balance sheet as a direct deduction from the carrying amount of that debt liability, consistent with debt discounts. The guidance was effective January 1, 2016 with early adoption permitted. The company adopted the guidance in the fourth quarter of 2015 on a retrospective basis. The company had debt issuance costs of $82 million and $74 million at December 31, 2016 and 2015, respectively. Debt issuance costs were previously included in investments and sundry assets in the Consolidated Statement of Financial Position.

NOTE C. ACQUISITIONS/DIVESTITURES

Acquisitions

Purchase price consideration for all acquisitions, as reflected in the tables in this note, was paid primarily in cash. All acquisitions are reported in the Consolidated Statement of Cash Flows net of acquired cash and cash equivalents.

2016

In 2016, the company completed fifteen acquisitions at an aggregate cost of $5,899 million.

The Weather Company (TWC)—On January 29, 2016, the company completed the acquisition of TWC’s B2B, mobile and cloud-based Web-properties, weather.com, Weather Underground, The Weather Company brand and WSI, its global business-to-business brand, for cash consideration of $2,278 million. The cable television segment was not acquired by IBM, but is licensing weather forecast data and analytics from IBM under a long-term contract. TWC was a privately held business. Goodwill of $1,717 million has been assigned to the Cognitive Solutions segment. It is expected that none of the goodwill will be deductible for tax purposes. The overall weighted-average useful life of the identified intangible assets acquired is 6.9 years.

Truven Health Analytics, Inc. (Truven)—On April 8, 2016, the company completed the acquisition of 100 percent of Truven, a leading provider of healthcare analytics solutions, for cash consideration of $2,612 million, of which $200 million will be paid in July 2017. Truven has developed proprietary analytic methods and assembled analytic content assets, creating extensive national healthcare utilization, performance, quality and cost data. Truven was a privately held business. Goodwill of $1,933 million has been assigned to the Cognitive Solutions segment. It is expected that approximately 15 percent of the goodwill will be deductible for tax purposes. The overall weighted-average useful life of the identified intangible assets acquired is 6.9 years.

Other Acquisitions—The Technology Services & Cloud Platforms segment completed acquisitions of four businesses: in the first quarter: Ustream, Inc. (Ustream), a privately held business, and AT&T’s application and hosting services business; in the third quarter, G4S’s cash solutions business; and in the fourth quarter, Sanovi Technologies Private Limited (Sanovi), a privately held business. Global Business Services (GBS) completed acquisitions of six privately held businesses: in the first quarter, Resource/Ammirati, ecx International AG (ecx.io) and Optevia Limited (Optevia); in the second quarter, Aperto AG (Aperto) and Bluewolf Group, LLC (Bluewolf); and in the fourth quarter, Fluid, Inc.’s Expert Personal Shopper (XPS) business. The Cognitive Solutions segment completed acquisitions of three privately held businesses: in the second quarter, Resilient Systems, Inc. (Resilient) and EZ Legacy, Ltd. (EZSource); and in the fourth quarter, Promontory Financial Group, LLC (Promontory).

Notes to Consolidated Financial Statements

International Business Machines Corporation and Subsidiary Companies

Each acquisition is expected to enhance the company’s portfolio of product and services capabilities. Ustream provides cloud-based video streaming to enterprises and broadcasters. The acquisition of AT&T’s application and hosting services business strengthens the company’s cloud portfolio. The acquisition of G4S’s cash solutions business brings together the engineering skills of G4S with the company’s analytics and remote technology capabilities to expand delivery solutions. Sanovi provides hybrid cloud recovery, cloud migration and business continuity software for enterprise data centers and cloud infrastructure. Resource/Ammirati is a leading U.S. based digital marketing and creative agency, addressing the rising demand from businesses seeking to reinvent themselves for the digital economy. Ecx.io enhances GBS’ IBM Interactive Experience (IBM iX) with new digital marketing, commerce and platform skills to accelerate clients’ digital transformations. Optevia is a Software-as-a Service systems integrator specializing in CRM solutions for public sector organizations. Aperto also joined IBM iX, supporting the company’s growth in Europe, with expertise in digital strategy projects, including website and application development. Bluewolf extends the company’s analytics, experience design and industry consulting leadership with one of the world’s leading Salesforce consulting practices to deliver differentiated, consumer-grade experiences via the cloud. Fluid, Inc.’s Expert Personal Shopper business extends the company’s portfolio of SaaS offerings and services, helping clients conduct commerce and engage with their customers. Resilient, a provider of incident response solutions, automates and orchestrates the many processes needed when dealing with cyber incidents from breaches to lost devices. EZSource helps developers quickly and easily understand and change mainframe code based on data displayed through dashboards and other visualizations. Promontory, a global market-leading risk management and regulatory compliance consulting firm, helps address clients’ escalating regulations and risk management requirements.

All of these Other Acquisitions were for 100 percent of the acquired businesses.

The following table reflects the purchase price related to these acquisitions and the resulting purchase price allocations as of December 31, 2016.

2016 Acquisitions

($ in millions)

	Amortization	The	Truven
	Life	Weather	Health	Other
	(in Years)	Company	Analytics	Acquisitions
Current assets		$76	$171	$153
Fixed assets/noncurrent assets		123	127	110
Intangible assets
Goodwill	N/A	1,717	1,933	593
Completed technology	1–7	160	338	96
Client relationships	3–7	313	516	226
Patents/trademarks	1–7	349	54	42
Total assets acquired		2,738	3,141	1,220
Current liabilities		(88)	(148)	(96)
Noncurrent liabilities		(372)	(381)	(76)
Total liabilities assumed		(460)	(529)	(171)
Bargain purchase gain		—	—	(40)*
Total purchase price		$2,278	$2,612	$1,009

N/A—Not applicable.

*            Bargain purchase gain relating to AT&T’s application and hosting services business was recognized in selling, general and administrative expense in the Consolidated Statement of Earnings in the three months ended March 31, 2016.

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

For the Other Acquisitions, the overall weighted-average life of the identified amortizable intangible assets acquired is 6.3 years. These identified intangible assets will be amortized on a straight-line basis over their useful lives. Goodwill of $119 million has been assigned to the Technology Services & Cloud Platforms segment, goodwill of $303 million has been assigned to the GBS segment and goodwill of $171 million has been assigned to the Cognitive Solutions segment. It is expected that approximately 55 percent of the goodwill will be deductible for tax purposes.

On February 3, 2017, the company announced that it had acquired Agile 3 Solutions, LLC (Agile 3 Solutions), a privately held business based in San Francisco, California. Agile 3 Solutions is a developer of software used by the C-Suite and senior executives to better visualize, understand and manage risks associated with the protection of sensitive data. The business will be integrated within the Technology Services & Cloud Platforms segment. At the date of issuance of the financial statements, the initial purchase accounting was not complete for this acquisition.

Notes to Consolidated Financial Statements

International Business Machines Corporation and Subsidiary Companies

2015

In 2015, the company completed fourteen acquisitions at an aggregate cost of $3,555 million.

Merge Healthcare, Inc. (Merge)—On October 13, 2015, the company completed the acquisition of 100 percent of Merge, a publicly held business and a leading provider of medical image handling and processing, interoperability and clinical systems designed to advance healthcare quality and efficiency, for cash consideration of $1,036 million. Merge joined the company’s Watson Health business unit, bolstering clients’ ability to analyze and cross-reference medical images against billions of data points already in the Watson Health Cloud. Goodwill of $695 million was assigned to the Cognitive Solutions ($502 million) and Technology Services & Cloud Platforms ($193 million) segments. It was expected that none of the goodwill would be deductible for tax purposes. The overall weighted-average useful life of the identified intangible assets acquired was 7.0 years.

Cleversafe, Inc. (Cleversafe)—On November 6, 2015, the company completed the acquisition of 100 percent of Cleversafe, a privately held business and a leading developer and manufacturer of object-based storage software and appliances, for cash consideration of $1,309 million. Cleversafe’s integration into the company’s Cloud business gives clients strategic data flexibility, simplified management and consistency with on-premise, cloud and hybrid cloud deployment options. Goodwill of $1,000 million was assigned to the Technology Services & Cloud Platforms ($590 million) and Systems ($410 million) segments. It was expected that none of the goodwill would be deductible for tax purposes. The overall weighted-average useful life of the identified intangible assets acquired was 6.9 years.

Other Acquisitions—The Cognitive Solutions segment completed acquisitions of six privately held businesses: in the first quarter, AlchemyAI, Inc. (AlchemyAI) and Blekko, Inc. (Blekko); in the second quarter, Explorys, Inc. (Explorys) and Phytel, Inc. (Phytel); in the third quarter, Compose, Inc. (Compose); and in the fourth quarter, IRIS Analytics GmbH (IRIS Analytics). The Technology Services & Cloud Platforms segment completed acquisitions of four privately held businesses: in the second quarter, Blue Box Group, Inc. (Blue Box); in the third quarter, StrongLoop, Inc. (StrongLoop); and in the fourth quarter, Gravitant, Inc. (Gravitant) and Clearleap, Inc. (Clearleap). GBS completed acquisitions of two privately held businesses in the fourth quarter, Advanced Application Corporation (AAC) and Meteorix, LLC. (Meteorix).

AlchemyAI provides scalable cognitive computing application program interface services and computing applications. Blekko technology provides advanced Web-crawling, categorization and intelligent filtering. Explorys provides secure cloud-based solutions for clinical integration, at-risk population management, cost of care measurement and pay-for-performance. Phytel’s SaaS-based population health management offerings help providers identify patients at risk for care gaps and engage the patient to begin appropriate preventative care. Blue Box provides hosted, managed, OpenStack-based production-grade private clouds for the enterprise and service provider markets. Compose offers auto-scaling, production-ready databases to help software development teams deploy data services efficiently. StrongLoop provides application development software that enables software developers to build applications using application programming interfaces. AAC engages in system integration application development, software support and services. AAC was an affiliate of JBCC Holdings Inc. and IBM Japan Ltd. The company acquired all the shares of AAC which became a wholly owned subsidiary as of October 1, 2015. Gravitant develops cloud-based software to enable organizations to easily plan, buy and manage, or “broker,” software and computing services from multiple suppliers across hybrid clouds. Meteorix offers consulting, deployment, integration and ongoing post-production services for Workday Financial Management and Human Capital Management applications. Clearleap provides cloud-based video services. IRIS Analytics provides technology and consultancy services to the payments industry to detect electronic payment fraud.

All of these Other Acquisitions were for 100 percent of the acquired businesses with the exception of the AAC acquisition.

The following table reflects the purchase price related to these acquisitions and the resulting purchase price allocations as of December 31, 2015.

2015 Acquisitions

($ in millions)

	Amortization
	Life (in			Other
	Years)	Merge	Cleversafe	Acquisitions
Current assets		$94	$23	$60
Fixed assets/noncurrent assets		128	63	82
Intangible assets
Goodwill	N/A	695	1,000	895
Completed technology	5–7	133	364	163
Client relationships	5–7	145	23	95
Patents/trademarks	2–7	54	11	23
Total assets acquired		1,248	1,484	1,318
Current liabilities		(73)	(15)	(34)
Noncurrent liabilities		(139)	(160)	(73)
Total liabilities assumed		(212)	(175)	(107)
Total purchase price		$1,036	$1,309	$1,210

N/A—Not applicable

Notes to Consolidated Financial Statements

International Business Machines Corporation and Subsidiary Companies

For the “Other Acquisitions,” the overall weighted-average life of the identified intangible assets acquired was 6.4 years. These identified intangible assets will be amortized on a straight-line basis over their useful lives. Goodwill of $518 million was assigned to the Cognitive Solutions segment, $303 million was assigned to the Technology Services & Cloud Platforms segment, and $74 million was assigned to the GBS segment. It was expected that 7 percent of the goodwill would be deductible for tax purposes.

2014

In 2014, the company completed six acquisitions at an aggregate cost of $608 million.

The Cognitive Solutions segment completed acquisitions of four privately held businesses: in the first quarter, Cloudant, Inc. (Cloudant); in the second quarter, Silverpop Systems, Inc. (Silverpop) and Cognea Group Pty LTD (Cognea); and in the third quarter, CrossIdeas s.p.a. (CrossIdeas). Technology Services & Cloud Platforms completed acquisitions of two privately held businesses: in the first quarter, Aspera, Inc. (Aspera); and in the third quarter, Lighthouse Security Group, LLC (Lighthouse).

Aspera’s technology helps make cloud computing faster, more predictable and more cost effective for big data transfers such as enterprise storage, sharing virtual images or accessing the cloud for increased computing capacity. Cloudant extends the company’s mobile and cloud platform by enabling developers to easily and quickly create next-generation mobile and Web-based applications. Silverpop is a provider of cloud-based capabilities that deliver personalized customer engagements in highly scalable environments. Cognea offers personalized artificial intelligence capabilities designed to serve as an intuitive interface between human users and data-driven information. CrossIdeas delivers next generation identity and access governance capabilities to help mitigate access risks and segregation of duty violations. Lighthouse provides cloud-enabled managed identity and access management solutions. All acquisitions were for 100 percent of the acquired businesses.

The following table reflects the purchase price related to these acquisitions and the resulting purchase price allocations as of December 31, 2014.

2014 Acquisitions

($ in millions)

	Amortization	Total
	Life (in Years)	Acquisitions
Current assets		$56
Fixed assets/noncurrent assets		39
Intangible assets
Goodwill	N/A	442
Completed technology	5–7	68
Client relationships	7	77
Patents/trademarks	1–7	18
Total assets acquired		701
Current liabilities		(26)
Noncurrent liabilities		(67)
Total liabilities assumed		(93)
Total purchase price		$608

N/A—Not applicable

The overall weighted-average life of the identified amortizable intangible assets acquired was 6.8 years. These identified intangible assets will be amortized on a straight-line basis over their useful lives. Goodwill of $442 million was assigned to the Cognitive Solutions ($311 million) and Technology Services & Cloud Platforms ($131 million) segments. It was expected that approximately 1 percent of the goodwill would be deductible for tax purposes.

Divestitures

Microelectronics—On October 20, 2014, IBM and GLOBALFOUNDRIES announced a definitive agreement in which GLOBALFOUNDRIES would acquire the company’s Microelectronics business, including existing semiconductor manufacturing assets and operations in East Fishkill, NY and Essex Junction, VT. The commercial OEM business acquired by GLOBALFOUNDRIES includes custom logic and specialty foundry, manufacturing and related operations. The transaction closed on July 1, 2015.

The transaction includes a 10-year exclusive manufacturing sourcing agreement in which GLOBALFOUNDRIES will provide server processor semiconductor technology for use in IBM Systems. The agreement provides the company with capacity and market-based pricing for current semiconductor nodes in production and progression to nodes in the future for both development and production needs. As part of the transaction, the company will provide GLOBALFOUNDRIES with certain transition services, including IT, supply chain, packaging and test services and lab services. The initial term for these transition services was one to three years, with GLOBALFOUNDRIES having the ability to renew.

Notes to Consolidated Financial Statements

International Business Machines Corporation and Subsidiary Companies

In the third quarter of 2014, the company recorded a pre-tax charge of $4.7 billion related to the sale of the Microelectronics disposal group, which was part of the Systems reportable segment. The pre-tax charge reflected the fair value less the estimated cost of selling the disposal group including an impairment to the semiconductor long-lived assets of $2.4 billion, $1.5 billion representing the cash consideration expected to be transferred to GLOBALFOUNDRIES and $0.8 billion of other related costs. Additional pre-tax charges of $116 million were recorded during 2015 related to the disposal, and pre-tax charges of less than $1 million were recorded during the year ended December 31, 2016. The cumulative pre-tax charge was $4.8 billion as of December 31, 2016. Any additional charges that may be recorded in future periods are expected to be immaterial.

Reporting the related assets and liabilities initially as held for sale at September 30, 2014 was based on meeting all of the criteria for such reporting in the applicable accounting guidance. While the company met certain criteria for held for sale reporting in prior periods, it did not meet all of the criteria until September 30, 2014. In addition, at September 30, 2014, the company concluded that the Microelectronics business met the criteria for discontinued operations reporting. The disposal group constituted a component under accounting guidance. The continuing cash inflows and outflows with the discontinued component are related to the manufacturing sourcing arrangement and the transition, packaging and test services. These cash flows are not direct cash flows as they are not significant and the company has no significant continuing involvement.

All assets and liabilities of the business, classified as held for sale at June 30, 2015, were transferred at closing. The company transferred $515 million of net cash to GLOBALFOUNDRIES in the third quarter of 2015. This amount included $750 million of cash consideration, adjusted by the amount of working capital due from GLOBALFOUNDRIES and other miscellaneous items. A second cash payment in the amount of $500 million was transferred in December 2016. The remaining cash consideration of $250 million is expected to be transferred in December 2017.

Summarized financial information for discontinued operations is shown below.

($ in millions)

For the year ended
December 31:	2016	2015	2014
Total revenue	$0	$720	$1,335
Loss from discontinued operations, before tax	(11)	(175)	(619)
Loss on disposal, before tax	0	(116)	(4,726)
Total loss from discontinued operations, before income taxes	(11)	(291)	(5,346)
Provision/(benefit) for income taxes	(2)	(117)	(1,617)
Loss from discontinued operations, net of tax	$(9)	$(174)	$(3,729)

Industry Standard Server—On January 23, 2014, IBM and Lenovo Group Limited (Lenovo) announced a definitive agreement in which Lenovo would acquire the company’s industry standard server portfolio (System x) for an adjusted purchase price of $2.1 billion, consisting of approximately $1.8 billion in cash, with the balance in Lenovo common stock. The stock represented less than 5 percent equity ownership in Lenovo. The company sold to Lenovo its System x, BladeCenter and Flex System blade servers and switches, x86-based Flex integrated systems, NeXtScale and iDataPlex servers and associated software, blade networking and maintenance operations. As of March 31, 2016, all Lenovo common stock was sold.

IBM and Lenovo entered into a strategic relationship which included a global OEM and reseller agreement for sales of IBM’s industry-leading entry and midrange Storwize disk storage systems, tape storage systems, General Parallel File System software, SmartCloud Entry offering, and elements of IBM’s system software, including Systems Director and Platform Computing solutions. Effective with the initial closing of the transaction, Lenovo assumed related customer service and maintenance operations. IBM will continue to provide maintenance delivery on Lenovo’s behalf for an extended period of time. In addition, as part of the transaction agreement, the company is providing Lenovo with certain transition services, including IT and supply chain services. The initial term for these transition services ranged from less than one year to three years. Certain services could be renewed by Lenovo for an additional year.

Notes to Consolidated Financial Statements

International Business Machines Corporation and Subsidiary Companies

The initial closing was completed on October 1, 2014. A subsequent closing occurred in most other countries in which there was a large business footprint on December 31, 2014. The remaining countries closed on March 31, 2015. An assessment of the ongoing contractual terms of the transaction resulted in the recognition of pre-tax gains of $63 million and $57 million in 2015 and 2016, respectively.

Overall, the company expects to recognize a total pre-tax gain on the sale of approximately $1.6 billion, which does not include associated costs related to transition and performance-based costs. Net of these charges, the pre-tax gain was approximately $1.3 billion, of which the cumulative gain recorded as of December 31, 2016 is $1.2 billion. The balance of the gain is expected to be recognized in 2019 upon conclusion of the maintenance agreement.

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

The initial closing was completed on January 31, 2014, with subsequent closings occurring during 2014. For the full year of 2014, the company recorded a pre-tax gain of $202 million related to this transaction.

In the second quarter of 2015, resolution of the final balance sheet adjustments was concluded. An assessment of the ongoing contractual terms of the transaction resulted in the recognition of a pre-tax gain of $7 million in 2015. Through December 31, 2016, the cumulative pre-tax gain attributed to this transaction was $213 million.

Others—In addition to those above, the company completed the following divestitures:

2016—In the first quarter of 2016, the company completed four software product-related divestitures. In the fourth quarter of 2016, the company completed the divestiture of one service-related offering. The financial terms related to these transactions were not material. Overall, the company recorded a pre-tax gain of $42 million related to these transactions in 2016.

2015—In the first quarter of 2015, the company completed two software product-related divestitures and in the second quarter, the company completed one software product-related divestiture and the divestiture of one Global Business Services’ offering. In the fourth quarter of 2015, the company completed three software product-related divestitures. The financial terms related to these transactions were not material. Overall, the company recorded a pre-tax gain of $81 million related to these transactions in 2015.

2014—In the second quarter of 2014, the company completed one software product-related divestiture and the divestiture of one Global Business Services’ offering. In the third quarter, the company completed four software product-related divestitures. In the fourth quarter of 2014, the company completed two software product-related divestitures. The financial terms related to these transactions were not material. Overall, the company recorded a pre-tax gain of $132 million related to these transactions in 2014.

Notes to Consolidated Financial Statements

International Business Machines Corporation and Subsidiary Companies

NOTE D. FINANCIAL INSTRUMENTS

Fair Value Measurements

Financial Assets and Liabilities Measured at Fair Value on a Recurring Basis

The following tables present the company’s financial assets and financial liabilities that are measured at fair value on a recurring basis at December 31, 2016 and 2015.

($ in millions)

At December 31, 2016:	Level 1	Level 2	Level 3	Total
Assets
Cash equivalents (1)
Time deposits and certificates of deposit	$—	$3,629	$—	$3,629
Money market funds	1,204	—	—	1,204
Total	1,204	3,629	—	4,832	(6)
Debt securities—current (2)	—	699	—	699	(6)
Debt securities—noncurrent (3)	1	6	—	8
Available-for-sale equity investments (3)	7	—	—	7
Derivative assets (4)
Interest rate contracts	—	555	—	555
Foreign exchange contracts	—	560	—	560
Equity contracts	—	11	—	11
Total	—	1,126	—	1,126	(7)
Total assets	$1,212	$5,460	$—	$6,672	(7)
Liabilities
Derivative liabilities (5)
Foreign exchange contracts	$—	$188	$—	$188
Equity contracts	—	10	—	10
Interest rate contracts	—	8	—	8
Total liabilities	$—	$206	$—	$206	(7)

(1)         Included within cash and cash equivalents in the Consolidated Statement of Financial Position

(2)         U.S. government securities reported as marketable securities in the Consolidated Statement of Financial Position

(3)         Included within investments and sundry assets in the Consolidated Statement of Financial Position

(4)         The gross balances of derivative assets contained within prepaid expenses and other current assets, and investments and sundry assets in the Consolidated Statement of Financial Position at December 31, 2016 were $532 million and $594 million, respectively

(5)         The gross balances of derivative liabilities contained within other accrued expenses and liabilities, and other liabilities in the Consolidated Statement of Financial Position at December 31, 2016 were $145 million and $61 million, respectively

(6)         Available-for-sale securities with carrying values that approximate fair value

(7)         If derivative exposures covered by a qualifying master netting agreement had been netted in the Consolidated Statement of Financial Position, the total derivative asset and liability positions each would have been reduced by $116 million.

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

(1)         Included within cash and cash equivalents in the Consolidated Statement of Financial Position

(2)         Commercial paper and certificates of deposit reported as marketable securities in the Consolidated Statement of Financial Position

(3)         Included within investments and sundry assets in the Consolidated Statement of Financial Position

(4)         The gross balances of derivative assets contained within prepaid expenses and other current assets, and investments and sundry assets in the Consolidated Statement of Financial Position at December 31, 2015 were $292 million and $702 million, respectively

(5)         The gross balances of derivative liabilities contained within other accrued expenses and liabilities, and other liabilities in the Consolidated Statement of Financial Position at December 31, 2015 were $164 million and $22 million, respectively

(6)         Available-for-sale securities with carrying values that approximate fair value

(7)         If derivative exposures covered by a qualifying master netting agreement had been netted in the Consolidated Statement of Financial Position, the total derivative asset and liability positions would have been reduced by $139 million each.

There were no transfers between Levels 1 and 2 for the years ended December 31, 2016 and 2015.

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

Loans and Long-Term Receivables

Fair values are based on discounted future cash flows using current interest rates offered for similar loans to clients with similar credit ratings for the same remaining maturities. At December 31, 2016 and 2015, the difference between the carrying amount and estimated fair value for loans and long-term receivables was immaterial. If measured at fair value in the financial statements, these financial instruments would be classified as Level 3 in the fair value hierarchy.

Long-Term Debt

Fair value of publicly traded long-term debt is based on quoted market prices for the identical liability when traded as an asset in an active market. For other long-term debt for which a quoted market price is not available, an expected present value technique that uses rates currently available to the company for debt with similar terms and remaining maturities is used to estimate fair value. The carrying amount of long-term debt is $34,655 million and $33,428 million and the estimated fair value is $36,838 million and $35,220 million at December 31, 2016 and 2015, respectively. If measured at fair value in the financial statements, long-term debt (including the current portion) would be classified as Level 2 in the fair value hierarchy.

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

($ in millions)

		Gross	Gross
	Adjusted	Unrealized	Unrealized	Fair
At December 31, 2016:	Cost	Gains	Losses	Value
Debt securities—noncurrent (1)	$5	$3	$—	$8
Available-for-sale equity investments (1)	$3	$5	$0	$7

(1) Included within investments and sundry assets in the Consolidated Statement of Financial Position

($ in millions)

		Gross	Gross
	Adjusted	Unrealized	Unrealized	Fair
At December 31, 2015:	Cost	Gains	Losses	Value
Debt securities—noncurrent (1)	$5	$3	$—	$8
Available-for-sale equity investments (1)	$186	$6	$0	$192

(1) Included within investments and sundry assets in the Consolidated Statement of Financial Position

During the fourth quarter of 2014, the company acquired equity securities in conjunction with the sale of the System x business which were classified as available-for-sale securities. Based on an evaluation of available evidence as of December 31, 2015, the company recorded an other-than-temporary impairment loss of $86 million resulting in an adjusted cost basis of $185 million as of December 31, 2015. In the first quarter of 2016, the company recorded a gross realized loss of $37 million (before taxes) related to the sale of all the outstanding shares. The loss on this sale was recorded in other (income) and expense in the Consolidated Statement of Earnings.

Sales of debt and available-for-sale equity investments during the period were as follows:

($ in millions)

For the year ended
December 31:	2016	2015	2014
Proceeds	$151	$8	$21
Gross realized gains (before taxes)	3	1	0
Gross realized losses (before taxes)	37	1	5

Notes to Consolidated Financial Statements

International Business Machines Corporation and Subsidiary Companies

The after-tax net unrealized gains/(losses) on available-for-sale debt and equity securities that have been included in other comprehensive income/(loss) and the after-tax net (gains)/ losses reclassified from accumulated other comprehensive income/(loss) to net income were as follows:

($ in millions)

For the year ended December 31:	2016	2015
Net unrealized gains/(losses) arising during the period	$(23)	$(33)
Net unrealized (gains)/losses reclassified to net income*	21	53

*          Includes pre-tax writedowns of $86 million in 2015. There were no writedowns in 2016.

The contractual maturities of substantially all available-for-sale debt securities are less than one year at December 31, 2016.

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

The company is also a party to collateral security arrangements with most of its major derivative counterparties. These arrangements require the company to hold or post collateral (cash or U.S. Treasury securities) when the derivative fair values exceed contractually established thresholds. Posting thresholds can be fixed or can vary based on credit default swap pricing or credit ratings received from the major credit agencies. The aggregate fair value of all derivative instruments under these collateralized arrangements that were in a liability position at December 31, 2016 and 2015 was $11 million and $28 million, respectively, for which no collateral was posted at either date. Full collateralization of these agreements would be required in the event that the company’s credit rating falls below investment grade or if its credit default swap spread exceeds 250 basis points, as applicable, pursuant to the terms of the collateral security arrangements. The aggregate fair value of derivative instruments in asset positions as of December 31, 2016 and 2015 was $1,126 million and $994 million, respectively. This amount represents the maximum exposure to loss at the reporting date if the counterparties failed to perform as contracted. This exposure was reduced by $116 million and $139 million at December 31, 2016 and 2015, respectively, of liabilities included in master netting arrangements with those counterparties. Additionally, at December 31, 2016 and 2015, this exposure was reduced by $141 million and $90 million of cash collateral and $35 million and $40 million of non-cash collateral in U.S. Treasury securities, respectively, received by the company. At December 31, 2016 and 2015, the net exposure related to derivative assets recorded in the Consolidated Statement of Financial Position was $834 million and $726 million, respectively. At December 31, 2016 and 2015, the net exposure related to derivative liabilities recorded in the Consolidated Statement of Financial Position was $90 million and $47 million, respectively.

In the Consolidated Statement of Financial Position, the company does not offset derivative assets against liabilities in master netting arrangements nor does it offset receivables or payables recognized upon payment or receipt of cash collateral against the fair values of the related derivative instruments. No amount was recognized in other receivables at December 31, 2016 and 2015 for the right to reclaim cash collateral. The amount recognized in accounts payable for the obligation to return cash collateral was $141 million and $90 million at December 31, 2016 and 2015, respectively. The company restricts the use of cash collateral received to rehypothecation, and therefore reports it in prepaid expenses and other current assets in the Consolidated Statement of Financial Position. No amount was rehypothecated at December 31, 2016 and 2015.

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

Notes to Consolidated Financial Statements

International Business Machines Corporation and Subsidiary Companies

Interest Rate Risk

Fixed and Variable Rate Borrowings

The company issues debt in the global capital markets to fund its operations and financing business. Access to cost-effective financing can result in interest rate mismatches with the underlying assets. To manage these mismatches and to reduce overall interest cost, the company uses interest rate swaps to convert specific fixed-rate debt issuances into variable-rate debt (i.e., fair value hedges) and to convert specific variable-rate debt issuances into fixed-rate debt (i.e., cash flow hedges). At December 31, 2016 and 2015, the total notional amount of the company’s interest rate swaps was $7.3 billion at both periods. The weighted-average remaining maturity of these instruments at December 31, 2016 and 2015 was approximately 6.2 years and 7.2 years, respectively.

Forecasted Debt Issuance

The company is exposed to interest rate volatility on future debt issuances. To manage this risk, the company may use forward-starting interest rate swaps to lock in the rate on the interest payments related to the forecasted debt issuance. These swaps are accounted for as cash flow hedges. The company did not have any derivative instruments relating to this program outstanding at December 31, 2016 and 2015.

At December 31, 2016 and 2015, net gains of less than $1 million (before taxes), respectively, were recorded in accumulated other comprehensive income/(loss) in connection with cash flow hedges of the company’s borrowings. Within these amounts, less than $1 million of gains, respectively, are expected to be reclassified to net income within the next 12 months, providing an offsetting economic impact against the underlying transactions.

Foreign Exchange Risk

Long-Term Investments in Foreign Subsidiaries

(Net Investment)

A large portion of the company’s foreign currency denominated debt portfolio is designated as a hedge of net investment in foreign subsidiaries to reduce the volatility in stockholders’ equity caused by changes in foreign currency exchange rates in the functional currency of major foreign subsidiaries with respect to the U.S. dollar. The company also uses cross-currency swaps and foreign exchange forward contracts for this risk management purpose. At December 31, 2016 and 2015, the total notional amount of derivative instruments designated as net investment hedges was $6.7 billion and $5.5 billion, respectively. The weighted-average remaining maturity of these instruments at December 31, 2016 and 2015 was approximately 0.2 years at both periods.

Anticipated Royalties and Cost Transactions

The company’s operations generate significant nonfunctional currency, third-party vendor payments and intercompany payments for royalties and goods and services among the company’s non-U.S. subsidiaries and with the parent company. In anticipation of these foreign currency cash flows and in view of the volatility of the currency markets, the company selectively employs foreign exchange forward contracts to manage its currency risk. These forward contracts are accounted for as cash flow hedges. The maximum length of time over which the company has hedged its exposure to the variability in future cash flows is four years. At December 31, 2016 and 2015, the total notional amount of forward contracts designated as cash flow hedges of forecasted royalty and cost transactions was $8.3 billion and $8.2 billion, respectively, with a weighted-average remaining maturity of 0.7 years at both periods.

At December 31, 2016 and 2015, in connection with cash flow hedges of anticipated royalties and cost transactions, the company recorded net gains of $462 million and net gains of $147 million (before taxes), respectively, in accumulated other comprehensive income/(loss). Within these amounts $397 million of gains and $121 million of gains, respectively, are expected to be reclassified to net income within the next 12 months, providing an offsetting economic impact against the underlying anticipated transactions.

Foreign Currency Denominated Borrowings

The company is exposed to exchange rate volatility on foreign currency denominated debt. To manage this risk, the company employs cross-currency swaps to convert fixed-rate foreign currency denominated debt to fixed-rate debt denominated in the functional currency of the borrowing entity. These swaps are accounted for as cash flow hedges. The maximum length of time over which the company has hedged its exposure to the variability in future cash flows is approximately nine years. At December 31, 2016, the total notional amount of cross currency swaps designated as cash flow hedges of foreign currency denominated debt was $1.4 billion. At December 31, 2015, no amounts were outstanding under this program.

At December 31, 2016 and 2015, in connection with cash flow hedges of foreign currency denominated borrowings, the company recorded net gains of $29 million and net losses of $2 million (before taxes), respectively, in accumulated other comprehensive income/(loss). Within these amounts, $27 million of gains and less than $1 million of losses, respectively, are expected to be reclassified to net income within the next 12 months, providing an offsetting economic impact against the underlying exposure.

Subsidiary Cash and Foreign Currency

Asset/Liability Management

The company uses its Global Treasury Centers to manage the cash of its subsidiaries. These centers principally use currency swaps to convert cash flows in a cost-effective manner. In addition, the company uses foreign exchange forward contracts to economically hedge, on a net basis, the foreign currency exposure of a portion of the company’s nonfunctional currency assets and liabilities. The terms of these forward and swap contracts are generally less than one year. The changes in the fair values of these contracts and of the underlying hedged exposures are generally offsetting and are recorded in other (income) and expense in the Consolidated Statement of Earnings. At December 31, 2016 and 2015, the total notional amount of derivative instruments in economic hedges of foreign currency exposure was $12.7 billion and $11.7 billion, respectively.

Equity Risk Management

The company is exposed to market price changes in certain broad market indices and in the company’s own stock primarily related to certain obligations to employees. Changes in the overall value of these employee compensation obligations are recorded in SG&A expense in the Consolidated Statement of Earnings. Although not designated as accounting hedges, the company utilizes derivatives, including equity swaps and futures,

Notes to Consolidated Financial Statements

International Business Machines Corporation and Subsidiary Companies

to economically hedge the exposures related to its employee compensation obligations. The derivatives are linked to the total return on certain broad market indices or the total return on the company’s common stock, and are recorded at fair value with gains or losses also reported in SG&A expense in the Consolidated Statement of Earnings. At December 31, 2016 and 2015, the total notional amount of derivative instruments in economic hedges of these compensation obligations was $1.2 billion at both periods.

Other Risks

The company may hold warrants to purchase shares of common stock in connection with various investments that are deemed derivatives because they contain net share or net cash settlement provisions. The company records the changes in the fair value of these warrants in other (income) and expense in the Consolidated Statement of Earnings. The company did not have any warrants qualifying as derivatives outstanding at December 31, 2016 and 2015.

The company is exposed to a potential loss if a client fails to pay amounts due under contractual terms. The company may utilize credit default swaps to economically hedge its credit exposures. The swaps are recorded at fair value with gains and losses reported in other (income) and expense in the Consolidated Statement of Earnings. The company did not have any derivative instruments relating to this program outstanding at December 31, 2016 and 2015.

The company is exposed to market volatility on certain investment securities. The company may utilize options or forwards to economically hedge its market exposure. The derivatives are recorded at fair value with gains and losses reported in other (income) and expense in the Consolidated Statement of Earnings. At December 31, 2016, the company did not have any derivative instruments relating to this program outstanding. At December 31, 2015, the total notional amount of derivative instruments in economic hedges of investment securities was less than $0.1 billion.

The following tables provide a quantitative summary of the derivative and non-derivative instrument-related risk management activity as of December 31, 2016 and 2015, as well as for the years ended December 31, 2016, 2015 and 2014, respectively.

Fair Values of Derivative Instruments in the Consolidated Statement of Financial Position

($ in millions)

	Fair Value of Derivative Assets			Fair Value of Derivative Liabilities
	Balance Sheet			Balance Sheet
At December 31:	Classification	2016	2015	Classification	2016	2015
Designated as hedging instruments
Interest rate contracts	Prepaid expenses and other current assets	$—	$—	Other accrued expenses and liabilities	$—	$—
	Investments and sundry assets	555	656	Other liabilities	8	3
Foreign exchange contracts	Prepaid expenses and other current assets	421	197	Other accrued expenses and liabilities	46	70
	Investments and sundry assets	17	5	Other liabilities	35	19
	Fair value of derivative assets	$993	$858	Fair value of derivative liabilities	$89	$92
Not designated as hedging instruments
Foreign exchange contracts	Prepaid expenses and other current assets	$100	$90	Other accrued expenses and liabilities	$89	$75
	Investments and sundry assets	22	40	Other liabilities	18	—
Equity contracts	Prepaid expenses and other current assets	11	6	Other accrued expenses and liabilities	10	19
	Investments and sundry assets	—	—	Other liabilities	—	—
	Fair value of derivative assets	$133	$136	Fair value of derivative liabilities	$117	$94
Total debt designated as hedging instruments
Short-term debt		N/A	N/A		$1,125	$—
Long-term debt		N/A	N/A		$7,844	$7,945
Total		$1,126	$994		$9,175	$8,131

N/A—Not applicable

Notes to Consolidated Financial Statements

International Business Machines Corporation and Subsidiary Companies

The Effect of Derivative Instruments in the Consolidated Statement of Earnings

($ in millions)

	Gain/(Loss) Recognized in Earnings
	Consolidated
	Statement of				Attributable to Risk
	Earnings Line	Recognized on Derivatives			Being Hedged (2)
For the year ended December 31:	Item	2016	2015	2014	2016	2015	2014
Derivative instruments in fair value hedges (1) (5)
Interest rate contracts	Cost of financing	$28	$108	$231	$58	$(1)	$(127)
	Interest expense	31	94	206	63	(1)	(114)
Derivative instruments not designated as hedging instruments
Foreign exchange contracts	Other (income) and expense	(189)	127	(776)	N/A	N/A	N/A
Interest rate contracts	Other (income) and expense	0	(1)	34	N/A	N/A	N/A
Equity contracts	SG&A expense	112	(27)	51	N/A	N/A	N/A
	Other (income) and expense	(1)	(9)	(9)	N/A	N/A	N/A
Total		$(18)	$291	$(263)	$121	$(1)	$(241)

($ in millions)

	Gain/(Loss) Recognized in Earnings and Other Comprehensive Income
				Consolidated				Ineffectiveness and
	Effective Portion			Statement of	Effective Portion			Amounts Excluded from
For the year ended	Recognized in OCI			Earnings Line	Reclassified from AOCI			Effectiveness Testing (3)
December 31:	2016	2015	2014	Item	2016	2015	2014	2016	2015	2014
Derivative instruments in cash flow hedges
Interest rate contracts	$—	$—	$—	Interest expense	$(24)	$0	$(1)	$—	$—	$—
Foreign exchange contracts	243	618	958	Other (income) and expense	(68)	731	98	(3)	5	(1)
				Cost	(13)	192	(15)	—	—	—
				SG&A expense	4	149	15	—	—	—
Instruments in net investment hedges (4)
Foreign exchange contracts	311	889	1,136	Interest expense	—	—	—	77	13	0
Total	$555	$1,507	$2,095		$(102)	$1,072	$97	$74	$18	$(1)

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

(5)                        For the years ended December 31, 2016, 2015 and 2014, fair value hedges resulted in a loss of $4 million, a loss of $2 million and a gain of $4 million in ineffectiveness, respectively.

N/A—Not applicable

Notes to Consolidated Financial Statements

International Business Machines Corporation and Subsidiary Companies

For the 12 months ending December 31, 2016, 2015 and 2014, there were no significant gains or losses recognized in earnings representing hedge ineffectiveness or excluded from the assessment of hedge effectiveness (for fair value hedges), or associated with an underlying exposure that did not or was not expected to occur (for cash flow hedges); nor are there any anticipated in the normal course of business.

NOTE E. INVENTORIES

($ in millions)

At December 31:	2016	2015
Finished goods	$358	$352
Work in process and raw materials	1,195	1,199
Total	$1,553	$1,551

NOTE F. FINANCING RECEIVABLES

The following table presents financing receivables, net of allowances for credit losses, including residual values.

($ in millions)

At December 31:	2016	2015
Current
Net investment in sales-type and direct financing leases	$2,909	$3,057
Commercial financing receivables	9,706	8,948
Client loan and installment payment receivables (loans)	6,390	7,015
Total	$19,006	$19,020
Noncurrent
Net investment in sales-type and direct financing leases	$3,950	$4,501
Client loan and installment payment receivables (loans)	5,071	5,512
Total	$9,021	$10,013

Net investment in sales-type and direct financing leases relates principally to the company’s systems products and are for terms ranging generally from two to six years. Net investment in sales-type and direct financing leases includes unguaranteed residual values of $585 million and $645 million at December 31, 2016 and 2015, respectively, and is reflected net of unearned income of $513 million and $536 million, and net of the allowance for credit losses of $133 million and $213 million at those dates, respectively. Scheduled maturities of minimum lease payments outstanding at December 31, 2016, expressed as a percentage of the total, are approximately: 2017, 46 percent; 2018, 29 percent; 2019, 16 percent; 2020, 6 percent; and 2021 and beyond, 2 percent.

Commercial financing receivables, net of allowance for credit losses of $28 million and $19 million at December 31, 2016 and 2015, respectively, relate primarily to inventory and accounts receivable financing for dealers and remarketers of IBM and OEM products. Payment terms for inventory and accounts receivable financing generally range from 30 to 90 days.

Client loan and installment payment receivables (loans), net of allowance for credit losses of $276 million and $377 million at December 31, 2016 and 2015, respectively, are loans that are provided primarily to clients to finance the purchase of hardware, software and services. Payment terms on these financing arrangements are generally for terms up to seven years.

Client loan and installment payment financing contracts are priced independently at competitive market rates. The company has a history of enforcing these financing agreements.

The allowance for credit losses at December 31, 2016 reflects a write-off in the fourth quarter of $188 million of previously reserved customer accounts as a result of recent experience and history across the portfolio, particularly in China. Of this total, $41 million was in major markets and $147 million in growth markets and $73 million and $115 million was in lease receivables and loan receivables, respectively.

The company utilizes certain of its financing receivables as collateral for nonrecourse borrowings. Financing receivables pledged as collateral for borrowings were $689 million and $545 million at December 31, 2016 and 2015, respectively. These borrowings are included in note J, “Borrowings,” on pages 120 to 122.

The company did not have any financing receivables held for sale as of December 31, 2016 and 2015.

Financing Receivables by Portfolio Segment

The following tables present financing receivables on a gross basis, excluding the allowance for credit losses and residual value, by portfolio segment and by class, excluding current commercial financing receivables and other miscellaneous current financing receivables at December 31, 2016 and 2015. The company determines its allowance for credit losses based on two portfolio segments: lease receivables and loan receivables, and further segments the portfolio into two classes: major markets and growth markets.

Notes to Consolidated Financial Statements

International Business Machines Corporation and Subsidiary Companies

($ in millions)

	Major	Growth
At December 31, 2016:	Markets	Markets	Total
Financing receivables
Lease receivables	$5,013	$1,323	$6,336
Loan receivables	9,148	2,589	11,737
Ending balance	$14,161	$3,912	$18,073
Collectively evaluated for impairment	$14,119	$3,646	$17,765
Individually evaluated for impairment	$43	$266	$309
Allowance for credit losses
Beginning balance at January 1, 2016
Lease receivables	$25	$188	$213
Loan receivables	83	293	377
Total	$109	$481	$590
Write-offs	(59)	(176)	(235)
Provision	7	51	58
Other	0	(3)	(3)
Ending balance at December 31, 2016	$57	$353	$410
Lease receivables	$6	$127	$133
Loan receivables	$51	$225	$276
Collectively evaluated for impairment	$30	$98	$128
Individually evaluated for impairment	$27	$255	$281

($ in millions)

	Major	Growth
At December 31, 2015:	Markets	Markets	Total
Financing receivables
Lease receivables	$5,517	$1,524	$7,041
Loan receivables	9,739	3,165	12,904
Ending balance	$15,256	$4,689	$19,945
Collectively evaluated for impairment	$15,180	$4,227	$19,406
Individually evaluated for impairment	$76	$462	$539
Allowance for credit losses
Beginning balance at January 1, 2015
Lease receivables	$32	$133	$165
Loan receivables	79	317	396
Total	$111	$450	$561
Write-offs	(14)	(48)	(62)
Provision	20	122	141
Other	(8)	(43)	(51)
Ending balance at December 31, 2015	$109	$481	$590
Lease receivables	$25	$188	$213
Loan receivables	$83	$293	$377
Collectively evaluated for impairment	$43	$36	$79
Individually evaluated for impairment	$65	$445	$511

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

Notes to Consolidated Financial Statements

International Business Machines Corporation and Subsidiary Companies

Financing Receivables on Non-Accrual Status

The following table presents the recorded investment in financing receivables which were on non-accrual status at December 31, 2016 and 2015.

($ in millions)

At December 31:	2016	2015
Major markets	$2	$2
Growth markets	38	63
Total lease receivables	$40	$65
Major markets	$19	$13
Growth markets	127	91
Total loan receivables	$145	$104
Total receivables	$185	$168

Impaired Loans

The company considers any loan with an individually evaluated reserve as an impaired loan. Depending on the level of impairment, loans will also be placed on a non-accrual status. The following tables present impaired client loan receivables at December 31, 2016 and 2015.

($ in millions)

	Recorded	Related
At December 31, 2016:	Investment	Allowance
Major markets	$31	$28
Growth markets	191	185
Total	$223	$213

($ in millions)

	Recorded	Related
At December 31, 2015:	Investment	Allowance
Major markets	$50	$47
Growth markets	297	284
Total	$347	$331

($ in millions)

			Interest
			Income
	Average	Interest	Recognized
For the year ended	Recorded	Income	on Cash
December 31, 2016:	Investment	Recognized	Basis
Major markets	$55	$0	$—
Growth markets	284	0	—
Total	$339	$0	$—

($ in millions)

			Interest
			Income
	Average	Interest	Recognized
For the year ended	Recorded	Income	on Cash
December 31, 2015:	Investment	Recognized	Basis
Major markets	$51	$0	$—
Growth markets	315	0	—
Total	$367	$0	$—

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

The tables present the net recorded investment for each class of receivables, by credit quality indicator, at December 31, 2016 and 2015. Receivables with a credit quality indicator ranging from Aaa to Baa3 are considered investment grade. All others are considered non-investment grade. The credit quality indicators do not reflect mitigation actions that the company may take to transfer credit risk to third parties.

Lease Receivables

($ in millions)

	Major	Growth
At December 31, 2016:	Markets	Markets
Credit rating
Aaa – Aa3	$496	$44
A1 – A3	1,162	181
Baa1 – Baa3	1,381	140
Ba1 – Ba2	1,144	246
Ba3 – B1	566	313
B2 – B3	271	163
Caa – D	26	69
Total	$5,047	$1,156

Notes to Consolidated Financial Statements

International Business Machines Corporation and Subsidiary Companies

Loan Receivables

($ in millions)

	Major	Growth
At December 31, 2016:	Markets	Markets
Credit rating
Aaa – Aa3	$904	$87
A1 – A3	2,117	355
Baa1 – Baa3	2,515	274
Ba1 – Ba2	2,084	483
Ba3 – B1	1,031	613
B2 – B3	494	320
Caa – D	48	135
Total	$9,193	$2,268

At December 31, 2016, the industries which made up Global Financing’s receivables portfolio consisted of: Financial (34 percent), Government (14 percent), Manufacturing (13 percent), Services (12 percent), Retail (8 percent), Communications (7 percent), Healthcare (6 percent) and Other (6 percent).

Lease Receivables

($ in millions)

	Major	Growth
At December 31, 2015:*	Markets	Markets
Credit rating
Aaa – Aa3	$535	$34
A1 – A3	1,318	142
Baa1 – Baa3	1,486	343
Ba1 – Ba2	1,208	309
Ba3 – B1	510	243
B2 – B3	401	189
Caa – D	33	76
Total	$5,492	$1,336

* Reclassified to conform to 2016 presentation

Loan Receivables

($ in millions)

	Major	Growth
At December 31, 2015:*	Markets	Markets
Credit rating
Aaa – Aa3	$941	$73
A1 – A3	2,318	305
Baa1 – Baa3	2,613	738
Ba1 – Ba2	2,125	664
Ba3 – B1	897	522
B2 – B3	705	406
Caa – D	58	164
Total	$9,656	$2,872

* Reclassified to conform to 2016 presentation

At December 31, 2015, the industries which made up Global Financing’s receivables portfolio consisted of: Financial (36 percent), Manufacturing (14 percent), Government (11 percent), Services (11 percent), Retail (9 percent), Communications (7 percent), Healthcare (6 percent) and Other (6 percent).

Notes to Consolidated Financial Statements

International Business Machines Corporation and Subsidiary Companies

Past Due Financing Receivables

($ in millions)

		Fully	<90 Days		Recorded
	Total	Reserved	or Unbilled	Total	Investment
	Past Due	Financing	Financing	Financing	>90 Days and
At December 31, 2016:	> 90 Days(1)	Receivables	Receivables	Receivables	Accruing(2)
Major markets	$8	$11	$4,994	$5,013	$34
Growth markets	23	78	1,222	1,323	77
Total lease receivables	$31	$89	$6,216	$6,336	$111
Major markets	$15	$5	$9,129	$9,148	$62
Growth markets	16	177	2,396	2,589	80
Total loan receivables	$31	$182	$11,524	$11,737	$141
Total	$62	$271	$17,740	$18,073	$253

(1) Only the portion of a financing receivable which is greater than 90 days past due, excluding amounts that are fully reserved.

(2) At a contract level, which includes total billed and unbilled amounts for aged financing receivables greater than 90 days

($ in millions)

		Fully	<90 Days		Recorded
	Total	Reserved	or Unbilled	Total	Investment
	Past Due	Financing	Financing	Financing	>90 Days and
At December 31, 2015:*	> 90 Days(1)	Receivables	Receivables	Receivables	Accruing(2)
Major markets	$5	$33	$5,479	$5,517	$108
Growth markets	30	140	1,355	1,524	60
Total lease receivables	$35	$173	$6,834	$7,041	$168
Major markets	$7	$35	$9,696	$9,739	$134
Growth markets	31	309	2,825	3,165	86
Total loan receivables	$38	$344	$12,521	$12,904	$220
Total	$73	$517	$19,355	$19,945	$388

(1) Only the portion of a financing receivable which is greater than 90 days past due, excluding amounts that are fully reserved.

(2) At a contract level, which includes total billed and unbilled amounts for aged financing receivables greater than 90 days

*   Reclassified to conform to 2016 presentation

Troubled Debt Restructurings

The company assessed all restructurings that occurred on or after January 1, 2015 and determined that there were no significant troubled debt restructurings for the years ended December 31, 2016 and 2015.

NOTE G. PROPERTY, PLANT AND EQUIPMENT

($ in millions)

At December 31:	2016	2015
Land and land improvements	$506	$558
Buildings and building improvements	6,326	6,552
Plant, laboratory and office equipment	22,318	21,116
Plant and other property—gross	29,150	28,226
Less: Accumulated depreciation	18,842	18,051
Plant and other property—net	10,308	10,176
Rental machines	984	1,115
Less: Accumulated depreciation	461	565
Rental machines—net	523	551
Total—net	$10,830	$10,727

In 2016, the company recorded a pre-tax impairment charge related to certain property, plant and equipment of $215 million. The remaining fair value of these assets is not material. There were no material pre-tax impairment charges related to property, plant and equipment in 2015.

Notes to Consolidated Financial Statements

International Business Machines Corporation and Subsidiary Companies

NOTE H. INVESTMENTS AND SUNDRY ASSETS

($ in millions)

At December 31:	2016	2015
Deferred transition and setup costs and other deferred arrangements*	$1,497	$1,624
Derivatives—noncurrent	594	702
Alliance investments
Equity method	85	82
Non-equity method	19	393
Prepaid software	230	273
Long-term deposits	267	256
Other receivables	416	516
Employee benefit-related	272	273
Prepaid income taxes	477	496
Other assets	729	571
Total	$4,585	$5,187

*          Deferred transition and setup costs and other deferred arrangements are related to services client arrangements. Refer to note A, “Significant Accounting Policies,” on page 93 for additional information.

NOTE I. INTANGIBLE ASSETS INCLUDING GOODWILL

Intangible Assets

The following table details the company’s intangible asset balances by major asset class.

($ in millions)

	Gross		Net
	Carrying	Accumulated	Carrying
At December 31, 2016:	Amount	Amortization	Amount
Intangible asset class
Capitalized software	$1,537	$(661)	$876
Client relationships	2,831	(1,228)	1,602
Completed technology	3,322	(1,668)	1,654
Patents/trademarks	730	(205)	525
Other*	46	(15)	31
Total	$8,466	$(3,778)	$4,688

*          Other intangibles are primarily acquired proprietary and nonproprietary business processes, methodologies and systems.

($ in millions)

	Gross		Net
	Carrying	Accumulated	Carrying
At December 31, 2015:	Amount	Amortization	Amount
Intangible asset class
Capitalized software	$1,348	$(581)	$767
Client relationships	1,856	(927)	929
Completed technology	2,960	(1,397)	1,563
Patents/trademarks	335	(142)	193
Other*	44	(10)	35
Total	$6,543	$(3,057)	$3,487

*          Other intangibles are primarily acquired proprietary and nonproprietary business processes, methodologies and systems.

The net carrying amount of intangible assets increased $1,201 million during the year ended December 31, 2016, primarily due to intangible asset additions resulting from acquisitions, partially offset by amortization. There was no impairment of intangible assets recorded in 2016 and 2015. The aggregate intangible amortization expense was $1,544 million and $1,193 million for the years ended December 31, 2016 and 2015, respectively. In addition, in 2016 and 2015, respectively, the company retired $817 million and $1,809 million of fully amortized intangible assets, impacting both the gross carrying amount and accumulated amortization by this amount.

The amortization expense for each of the five succeeding years relating to intangible assets currently recorded in the Consolidated Statement of Financial Position is estimated to be the following at December 31, 2016:

($ in millions)

	Capitalized	Acquired
	Software	Intangibles	Total
2017	$494	$957	$1,450
2018	300	809	1,109
2019	83	646	729
2020	—	547	547
2021	—	435	435

Notes to Consolidated Financial Statements

International Business Machines Corporation and Subsidiary Companies

Goodwill

As described in note T, “Segment Information,” the company changed its reportable segments in January 2016. Goodwill was assigned to the new reportable segments on a fair value allocation basis. The changes in the goodwill balances by reportable segment, for the years ended December 31, 2016 and 2015, are as follows:

($ in millions)

					Foreign
					Currency
	Balance		Purchase		Translation	Balance
	January 1,	Goodwill	Price		and Other	December
Segment	2016	Additions	Adjustments	Divestitures	Adjustments*	31, 2016
Cognitive Solutions	$15,621	$3,821	$5	$(12)	$48	$19,484
Global Business Services	4,396	303	4	(1)	(95)	4,607
Technology Services & Cloud Platforms	10,156	119	(12)	(5)	(1)	10,258
Systems	1,848	—	(4)	—	5	1,850
Total	$32,021	$4,244	$(7)	$(18)	$(42)	$36,199

* Primarily driven by foreign currency translation

($ in millions)

					Foreign
					Currency
	Balance		Purchase		Translation	Balance
	January 1,	Goodwill	Price		and Other	December
Segment	2015	Additions	Adjustments	Divestitures	Adjustments*	31, 2015
Cognitive Solutions	$15,156	$1,020	$(2)	$(18)	$(535)	$15,621
Global Business Services	4,555	74	0	(1)	(232)	4,396
Technology Services & Cloud Platforms	9,373	1,087	(1)	(7)	(296)	10,156
Systems	1,472	410	0	—	(33)	1,848
Total	$30,556	$2,590	$(3)	$(26)	$(1,096)	$32,021

*          Primarily driven by foreign currency translation

There were no goodwill impairment losses recorded during the full year of 2016 or 2015 and the company has no accumulated impairment losses.

Purchase price adjustments recorded in 2016 and 2015 were related to acquisitions that were completed on or prior to September 30, 2016 or December 31, 2014, respectively, and were still subject to the measurement period that ends at the earlier of 12 months from the acquisition date or when information becomes available. Net purchase price adjustments of $7 million were recorded during 2016 with the primary drivers being deferred tax assets, accounts receivable, deferred income, inventory and other current liabilities.

NOTE J. BORROWINGS

Short-Term Debt

($ in millions)

At December 31:	2016	2015
Commercial paper	$899	$600
Short-term loans	375	590
Long-term debt—current maturities	6,239	5,271
Total	$7,513	$6,461

The weighted-average interest rate for commercial paper at December 31, 2016 and 2015 was 0.7 percent and 0.4 percent, respectively. The weighted-average interest rates for short-term loans were 9.5 percent and 5.2 percent at December 31, 2016 and 2015, respectively.

Notes to Consolidated Financial Statements

International Business Machines Corporation and Subsidiary Companies

Long-Term Debt

Pre-Swap Borrowing

($ in millions)

At December 31:	Maturities	2016	2015
U.S. dollar notes and debentures (average interest rate at December 31, 2016):
3.98%	2017	$5,104	$9,351
3.21%	2018–2019	8,856	7,591
1.84%	2020–2021	4,941	3,717
2.35%	2022	1,901	1,900
3.38%	2023	1,500	1,500
3.63%	2024	2,000	2,000
7.00%	2025	600	600
3.45%	2026	1,350	—
6.22%	2027	469	469
6.50%	2028	313	313
5.88%	2032	600	600
8.00%	2038	83	83
5.60%	2039	745	745
4.00%	2042	1,107	1,107
7.00%	2045	27	27
4.70%	2046	650	—
7.13%	2096	316	316
		30,563	30,319
Other currencies (average interest rate at December 31, 2016, in parentheses):
Euros (1.6%)	2019–2028	7,122	4,892
Pound sterling (2.7%)	2020–2022	1,296	1,555
Japanese yen (0.9%)	2017–2026	1,576	1,180
Swiss francs (6.3%)	2020	7	9
Canadian (2.2%)	2017	373	360
Other (11.0%)	2017–2020	208	506
		41,145	38,820
Less: net unamortized discount		839	838
Less: net unamortized debt issuance costs		82	74
Add: fair value adjustment*		669	790
		40,893	38,699
Less: current maturities		6,239	5,271
Total		$34,655	$33,428

*          The portion of the company’s fixed-rate debt obligations that is hedged is reflected in the Consolidated Statement of Financial Position as an amount equal to the sum of the debt’s carrying value plus a fair value adjustment representing changes in the fair value of the hedged debt obligations attributable to movements in benchmark interest rates.

There are no debt securities issued and outstanding by IBM International Group Capital LLC, which is an indirect, 100 percent owned finance subsidiary of International Business Machines Corporation, the parent. Any debt securities issued by IBM International Group Capital LLC, would be fully and unconditionally guaranteed by the parent.

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

Notes to Consolidated Financial Statements

International Business Machines Corporation and Subsidiary Companies

Post-Swap Borrowing (Long-Term Debt, Including Current Portion)

($ in millions)

	2016		2015
For the year ended December 31:	Amount	Average Rate	Amount	Average Rate
Fixed-rate debt	$27,414	3.18%	$25,499	3.41%
Floating-rate debt*	13,480	1.59%	13,199	0.96%
Total	$40,893		$38,699

*          Includes $7,338 million in 2016 and 2015 of notional interest rate swaps that effectively convert fixed-rate long-term debt into floating-rate debt (See note D, “Financial Instruments,” on pages 110 through 114.)

Pre-swap annual contractual maturities of long-term debt outstanding at December 31, 2016, are as follows:

($ in millions)

Total
2017	$6,239
2018	4,918
2019	5,196
2020	4,593
2021	3,914
2022 and beyond	16,284
Total	$41,145

Interest on Debt

($ in millions)

For the year ended December 31:	2016	2015	2014
Cost of financing	$576	$540	$542
Interest expense	706	481	484
Net investment derivative activity	(77)	(13)	0
Interest capitalized	2	0	4
Total interest paid and accrued	$1,208	$1,008	$1,030

Refer to the related discussion on page 152 in note T, “Segment Information,” for total interest expense of the Global Financing segment. See note D, “Financial Instruments,” on pages 110 through 114 for a discussion of the use of currency and interest rate swaps in the company’s debt risk management program.

Lines of Credit

In 2016, the company increased the size of its five-year Credit Agreement (the “Credit Agreement”) to $10.25 billion and extended the term by one year to November 10, 2021. The total expense recorded by the company related to this global credit facility was $5.5 million in 2016, $5.3 million in 2015 and $5.4 million in 2014. The Credit Agreement permits the company and its Subsidiary Borrowers to borrow up to $10.25 billion on a revolving basis. Borrowings of the Subsidiary Borrowers will be unconditionally backed by the company. The company may also, upon the agreement of either existing lenders, or of the additional banks not currently party to the Credit Agreement, increase the commitments under the Credit Agreement up to an additional $1.75 billion. Subject to certain terms of the Credit Agreement, the company and Subsidiary Borrowers may borrow, prepay and reborrow amounts under the Credit Agreement at any time during the Credit Agreement. Interest rates on borrowings under the Credit Agreement will be based on prevailing market interest rates, as further described in the Credit Agreement. The Credit Agreement contains customary representations and warranties, covenants, events of default, and indemnification provisions. The company believes that circumstances that might give rise to breach of these covenants or an event of default, as specified in the Credit Agreement, are remote. As of December 31, 2016, there were no borrowings by the company, or its subsidiaries, under the Credit Agreement.

The company also has other committed lines of credit in some of the geographies which are not significant in the aggregate. Interest rates and other terms of borrowing under these lines of credit vary from country to country, depending on local market conditions.

Notes to Consolidated Financial Statements

International Business Machines Corporation and Subsidiary Companies

NOTE K. OTHER LIABILITIES

($ in millions)

At December 31:	2016	2015
Income tax reserves	$2,621	$3,150
Excess 401(k) Plus Plan	1,494	1,445
Disability benefits	538	590
Derivative liabilities	61	22
Special restructuring actions	358	362
Workforce reductions	424	407
Deferred taxes	424	253
Other taxes payable	90	89
Environmental accruals	262	270
Warranty accruals	68	83
Asset retirement obligations	142	134
Acquisition related	111	200
Divestiture related*	270	575
Other	613	519
Total	$7,477	$8,099

*          Primarily related to the divestiture of the Microelectronics business

In response to changing business needs, the company periodically takes workforce reduction actions to improve productivity, cost competitiveness and to rebalance skills. The noncurrent contractually obligated future payments associated with these activities are reflected in the workforce reductions caption in the previous table.

In addition, the company executed certain special restructuring-related actions prior to 2006. The previous table provides the noncurrent liabilities associated with these special actions. Current liabilities are included in other accrued expenses and liabilities in the Consolidated Statement of Financial Position and were immaterial at December 31, 2016.

The noncurrent liabilities are workforce accruals related to terminated employees who are no longer working for the company who were granted annual payments to supplement their incomes in certain countries. Depending on the individual country’s legal requirements, these required payments will continue until the former employee begins receiving pension benefits or passes away.

The company employs extensive internal environmental protection programs that primarily are preventive in nature. The company also participates in environmental assessments and cleanups at a number of locations, including operating facilities, previously owned facilities and Superfund sites. The company’s maximum exposure for all environmental liabilities cannot be estimated and no amounts have been recorded for non-ARO environmental liabilities that are not probable or estimable. The total amounts accrued for non-ARO environmental liabilities, including amounts classified as current in the Consolidated Statement of Financial Position, that do not reflect actual or anticipated insurance recoveries, were $272 million and $283 million at December 31, 2016 and 2015, respectively. Estimated environmental costs are not expected to materially affect the consolidated financial position or consolidated results of the company’s operations in future periods. However, estimates of future costs are subject to change due to protracted cleanup periods and changing environmental remediation regulations.

As of December 31, 2016, the company was unable to estimate the range of settlement dates and the related probabilities for certain asbestos remediation AROs. These conditional AROs are primarily related to the encapsulated structural fireproofing that is not subject to abatement unless the buildings are demolished and non-encapsulated asbestos that the company would remediate only if it performed major renovations of certain existing buildings. Because these conditional obligations have indeterminate settlement dates, the company could not develop a reasonable estimate of their fair values. The company will continue to assess its ability to estimate fair values at each future reporting date. The related liability will be recognized once sufficient additional information becomes available. The total amounts accrued for ARO liabilities, including amounts classified as current in the Consolidated Statement of Financial Position were $173 million and $166 million at December 31, 2016 and 2015, respectively.

NOTE L. EQUITY ACTIVITY

The authorized capital stock of IBM consists of 4,687,500,000 shares of common stock with a $.20 per share par value, of which 945,867,403 shares were outstanding at December 31, 2016 and 150,000,000 shares of preferred stock with a $.01 per share par value, none of which were outstanding at December 31, 2016.

Stock Repurchases

The Board of Directors authorizes the company to repurchase IBM common stock. The company repurchased 23,283,400 common shares at a cost of $3,455 million, 30,338,647 common shares at a cost of $4,701 million and 71,504,867 common shares at a cost of $13,395 million in 2016, 2015 and 2014, respectively. These amounts reflect transactions executed through December 31 of each year. Actual cash disbursements for repurchased shares may differ due to varying settlement dates for these transactions. At December 31, 2016, $5,109 million of Board common stock repurchase authorization was available. The company plans to purchase shares on the open market or in private transactions from time to time, depending on market conditions.

Notes to Consolidated Financial Statements

International Business Machines Corporation and Subsidiary Companies

Other Stock Transactions

The company issued the following shares of common stock as part of its stock-based compensation plans and employees stock purchase plan: 3,893,366 shares in 2016, 6,013,875 shares in 2015, and 7,687,026 shares in 2014. The company issued 383,077 treasury shares in 2016, 1,155,558 treasury shares in 2015 and 1,264,232 treasury shares in 2014, as a result of restricted stock unit releases and exercises of stock options by employees of certain acquired businesses and by non-U.S. employees. Also, as part of the company’s stock-based compensation plans, 854,365 common shares at a cost of $126 million, 1,625,820 common shares at a cost of $248 million, and 1,313,569 common shares at a cost of $236 million in 2016, 2015 and 2014, respectively, were remitted by employees to the company in order to satisfy minimum statutory tax withholding requirements. These amounts are included in the treasury stock balance in the Consolidated Statement of Financial Position and the Consolidated Statement of Changes in Equity.

Reclassifications and Taxes Related to Items of Other Comprehensive Income

($ in millions)

	Before Tax	Tax (Expense)/	Net of Tax
For the year ended December 31, 2016:	Amount	Benefit	Amount
Other comprehensive income/(loss)
Foreign currency translation adjustments	$(20)	$(120)	$(140)
Net changes related to available-for-sale securities
Unrealized gains/(losses) arising during the period	$(38)	$14	$(23)
Reclassification of (gains)/losses to other (income) and expense	34	(13)	21
Total net changes related to available-for-sale securities	$(3)	$1	$(2)
Unrealized gains/(losses) on cash flow hedges
Unrealized gains/(losses) arising during the period	$243	$(80)	$163
Reclassification of (gains)/losses to:
Cost of sales	13	(8)	6
SG&A expense	(4)	(2)	(7)
Other (income) and expense	68	(26)	42
Interest expense	24	(9)	15
Total unrealized gains/(losses) on cash flow hedges	$345	$(126)	$219
Retirement-related benefit plans (1)
Net (losses)/gains arising during the period	$(2,490)	$924	$(1,566)
Curtailments and settlements	(16)	1	(15)
Amortization of prior service (credits)/costs	(107)	34	(74)
Amortization of net (gains)/losses	2,764	(976)	1,788
Total retirement-related benefit plans	$150	$(19)	$132
Other comprehensive income/(loss)	$472	$(263)	$209

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

Accumulated Other Comprehensive Income/(Loss) (net of tax)

($ in millions)

			Net Change	Net Unrealized
	Net Unrealized	Foreign	Retirement-	Gains/(Losses)	Accumulated
	Gains/(Losses)	Currency	Related	on Available-	Other
	on CashFlow	Translation	Benefit	For-Sale	Comprehensive
	Hedges	Adjustments*	Plans	Securities	Income/(Loss)
December 31, 2013	$(165)	$332	$(21,767)	$(1)	$(21,602)
Other comprehensive income before reclassifications	618	(2,074)	(6,348)	(18)	(7,822)
Amount reclassified from accumulated other comprehensive income	(60)	0	1,605	3	1,548
Total change for the period	557	(2,074)	(4,742)	(15)	(6,274)
December 31, 2014	392	(1,742)	(26,509)	(15)	(27,875)
Other comprehensive income before reclassifications	399	(1,721)	(1,897)	(33)	(3,252)
Amount reclassified from accumulated other comprehensive income	(691)	0	2,158	53	1,520
Total change for the period	(292)	(1,721)	262	20	(1,731)
December 31, 2015	100	(3,463)	(26,248)	5	(29,607)
Other comprehensive income before reclassifications	163	(140)	(1,581)	(23)	(1,581)
Amount reclassified from accumulated other comprehensive income	56	0	1,714	21	1,791
Total change for the period	219	(140)	132	(2)	209
December 31, 2016	$319	$(3,603)	$(26,116)	$2	$(29,398)

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

The company records a provision with respect to a claim, suit, investigation or proceeding when it is probable that a liability has been incurred and the amount of the loss can be reasonably estimated. Any recorded liabilities, including any changes to such liabilities for the years ended December 31, 2016, 2015 and 2014 were not material to the Consolidated Financial Statements.

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

Notes to Consolidated Financial Statements

International Business Machines Corporation and Subsidiary Companies

In February 2016, the Federal Court ruled in favor of IBM on all of SCO’s remaining claims, and in March 2016, SCO filed a notice of appeal to the Tenth Circuit Court of Appeals.

On May 13, 2010, IBM and the State of Indiana (acting on behalf of the Indiana Family and Social Services Administration) sued one another in a dispute over a 2006 contract regarding the modernization of social service program processing in Indiana. After six weeks of trial, on July 18, 2012, the Indiana Superior Court in Marion County rejected the State’s claims in their entirety and awarded IBM $52 million plus interest and costs. On February 13, 2014, the Indiana Court of Appeals reversed portions of the trial judge’s findings, found IBM in material breach, and ordered the case remanded to the trial judge to determine the State’s damages, if any. The Indiana Court of Appeals also affirmed approximately $50 million of the trial court’s award of damages to IBM. On March 22, 2016, the Indiana Supreme Court affirmed the outcome of the Indiana Court of Appeals and remanded the case to the Indiana Superior Court.

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

IBM United Kingdom Limited (IBM UK) initiated legal proceedings in May 2010 before the High Court in London against the IBM UK Pensions Trust (the UK Trust) and two representative beneficiaries of the UK Trust membership. IBM UK is seeking a declaration that it acted lawfully both in notifying the Trustee of the UK Trust that it was closing its UK defined benefit plans to future accruals for most participants and in implementing the company’s new retirement policy. In April 2014, the High Court acknowledged that the changes made to its UK defined benefit plans were within IBM’s discretion, but ruled that IBM breached its implied duty of good faith both in implementing these changes and in the manner in which it consulted with employees. Proceedings to determine remedies were held in July 2014, and in February 2015 the High Court held that for IBM to make changes to accruals under the plan would require a new consultation of the participants, but other changes (including to early retirement policy) would not require such consultation. IBM UK has appealed both the breach and remedies judgments. If the appeal is unsuccessful, the Court’s rulings would require IBM to reverse the changes made to the UK defined benefit plans retroactive to their effective dates. This could result in an estimated non-operating one-time pre-tax charge of approximately $290 million, plus ongoing defined benefit related accruals. In addition, IBM UK is a defendant in approximately 290 individual actions brought since early 2010 by participants of the defined benefits plans who left IBM UK. These actions, which allege constructive dismissal and age discrimination, are pending before the Employment Tribunal in Southampton UK.

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

In March 2015, putative class action litigation was commenced in the United States District Court for the Southern District of New York related to the company’s October 2014 announcement that it was divesting its global commercial semiconductor technology business. The company and three of its officers were named as defendants. Plaintiffs allege that defendants violated Sections 20(a) and 10(b) of the Securities Exchange Act of 1934 and Rule 10b-5 thereunder. In May 2015, a related putative class action was also commenced in the United States District Court for the Southern District of New York based on the same underlying facts, alleging violations of the Employee Retirement Income Security Act (“ERISA”). The company, management’s Retirement Plans Committee, and three current or former IBM executives were named as defendants. On September 7, 2016, the Court granted the company’s motions to dismiss the plaintiffs’ claims in both actions. On October 21, 2016, the ERISA plaintiffs filed an amended complaint, dropping the company as a defendant. The matter remains pending in the United States District Court.

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

The company is also subject to ongoing tax examinations and governmental assessments in various jurisdictions. Along with many other U.S. companies doing business in Brazil, the company is involved in various challenges with Brazilian tax authorities regarding non-income tax assessments and non-income tax litigation matters. In 2016, the company also received new non-income tax assessments from the municipality of Rio de Janeiro. The total potential amount related to all these matters for all applicable years is approximately $980 million. The company believes it will prevail on these matters and that this amount is not a meaningful indicator of liability.

Commitments

The company’s extended lines of credit to third-party entities include unused amounts of $6,542 million and $5,477 million at December 31, 2016 and 2015, respectively. A portion of these amounts was available to the company’s business partners to support their working capital needs. In addition, the company has committed to provide future financing to its clients in connection with client purchase agreements for approximately $2,463 million and $2,097 million at December 31, 2016 and 2015, respectively.

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

In addition, the company guarantees certain loans and financial commitments. The maximum potential future payment under these financial guarantees was $34 million and $34 million at December 31, 2016 and 2015, respectively. The fair value of the guarantees recognized in the Consolidated Statement of Financial Position was immaterial.

NOTE N. TAXES

($ in millions)

For the year ended
December 31:	2016	2015	2014
Income from continuing operations before income taxes
U.S. operations	$3,650	$5,915	$7,509
Non-U.S. operations	8,680	10,030	12,477
Total income from continuing operations before income taxes	$12,330	$15,945	$19,986

The income from continuing operations provision for income taxes by geographic operations is as follows:

($ in millions)

For the year ended
December 31:	2016	2015	2014
U.S. operations	$38	$849	$2,093
Non-U.S. operations	411	1,732	2,141
Total continuing operations provision for income taxes	$449	$2,581	$4,234

Notes to Consolidated Financial Statements

International Business Machines Corporation and Subsidiary Companies

The components of the income from continuing operations provision for income taxes by taxing jurisdiction are as follows:

($ in millions)

For the year ended
December 31:	2016	2015	2014
U.S. federal
Current	$186	$(321)	$1,134
Deferred	(746)	553	105
	$(560)	$232	$1,239
U.S. state and local
Current	$244	$128	$541
Deferred	(44)	116	(105)
	$200	$244	$436
Non-U.S.
Current	$988	$2,101	$2,825
Deferred	(179)	4	(266)
	$809	$2,105	$2,559
Total continuing operations provision for income taxes	$449	$2,581	$4,234
Discontinued operations provision for income taxes	(2)	(117)	(1,617)
Provision for social security, real estate, personal property and other taxes	3,417	3,497	4,068
Total taxes included in net income	$3,864	$5,961	$6,685

A reconciliation of the statutory U.S. federal tax rate to the company’s effective tax rate from continuing operations is as follows:

For the year ended
December 31:	2016	2015	2014
Statutory rate	35%	35%	35%
Foreign tax differential	(21)	(17)	(14)
Japan resolution	(10)	0	0
State and local	1	1	1
Domestic incentives	(1)	(2)	(2)
Other	0	(1)	1
Effective rate	4%	16%	21%

Percentages rounded for disclosure purposes.

The significant components reflected within the tax rate reconciliation labeled “Foreign tax differential” include the effects of foreign subsidiaries’ earnings taxed at rates other than the U.S. statutory rate, foreign export incentives, the U.S. tax impacts of non-U.S. earnings repatriation and any net impacts of intercompany transactions. These items also reflect audit settlements, excluding Japan, or changes in the amount of unrecognized tax benefits associated with each of these items.

In 2016, the company favorably settled the remaining open items on the company’s U.S. income tax returns for 2011 and 2012 resulting in no further adjustments.

In April 2010, the company appealed the determination of the Japanese Tax Authorities with respect to certain foreign tax losses. The tax benefit of these losses, approximately $1.0 billion adjusted for currency, had been included in unrecognized tax benefits as of December 2015. In April 2011, the company received notification that the appeal was denied, and in June 2011, the company filed a lawsuit challenging this decision. In May 2014, the Tokyo District Court ruled in favor of the company. The Japanese government appealed the ruling to the Tokyo High Court. On March 25, 2015, the Tokyo High Court ruled in favor of IBM and, on April 7, 2015, the Japanese government appealed the ruling to the Japan Supreme Court. On February 18, 2016, the Supreme Court denied the government appeal thereby upholding the Tokyo High Court’s decision in favor of the company as the final judgment in this matter. This led to a refund of the taxes previously paid of $1.0 billion, which the company received in the first-quarter 2016 and included in the effective tax rate. Interest of $0.2 billion was also received.

The 2016 continuing operations effective tax rate decreased 12.5 points from 2015 driven by: the favorable resolution of the Japan tax matter described above (9.5 points), a benefit due to the year-to-year decrease in tax charges related to intercompany payments made by foreign subsidiaries and the intercompany licensing of certain IP (5.7 points), and a benefit from the geographic mix of pre-tax earnings year over year. These benefits were partially offset by a reduced benefit year to year related to audit settlements (2.3 points) and a decreased benefit year to year in the utilization of foreign tax credits (0.6 points).

The effect of tax law changes on deferred tax assets and liabilities did not have a material impact on the company’s effective tax rate.

The significant components of deferred tax assets and liabilities recorded in the Consolidated Statement of Financial Position were:

Deferred Tax Assets

($ in millions)

At December 31:	2016	2015*
Retirement benefits	$4,671	$4,621
Share-based and other compensation	1,132	963
Domestic tax loss/credit carryforwards	1,676	1,055
Deferred income	741	762
Foreign tax loss/credit carryforwards	816	767
Bad debt, inventory and warranty reserves	473	528
Depreciation	270	329
Accruals	624	904
Other	1,503	1,000
Gross deferred tax assets	11,906	10,929
Less: valuation allowance	916	740
Net deferred tax assets	$10,990	$10,189

*   Reclassified to conform to 2016 presentation

Notes to Consolidated Financial Statements

International Business Machines Corporation and Subsidiary Companies

Deferred Tax Liabilities

($ in millions)

At December 31:	2016	2015
Depreciation	$856	$919
Retirement benefits	406	252
Goodwill and intangible assets	1,800	1,407
Leases	651	916
Software development costs	672	554
Deferred transition costs	351	395
Other	1,455	1,177
Gross deferred tax liabilities	$6,191	$5,620

For income tax return purposes, the company has foreign and domestic loss carryforwards, the tax effect of which is $855 million, as well as domestic and foreign credit carryforwards of $1,982 million. Substantially all of these carryforwards are available for at least two years and the majority are available for 10 years or more.

The valuation allowances as of December 31, 2016, 2015 and 2014 were $916 million, $740 million and $646 million, respectively. The amounts principally apply to certain foreign, state and local loss carryforwards and credits. In the opinion of management, it is more likely than not that these assets will not be realized. However, to the extent that tax benefits related to these carryforwards are realized in the future, the reduction in the valuation allowance will reduce income tax expense.

The amount of unrecognized tax benefits at December 31, 2016 decreased by $834 million in 2016 to $3,740 million. A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

($ in millions)

	2016	2015	2014
Balance at January 1	$4,574	$5,104	$4,458
Additions based on tax positions related to the current year	560	464	697
Additions for tax positions of prior years	334	569	586
Reductions for tax positions of prior years (including impacts due to a lapse in statute)	(1,443)	(1,348)	(579)
Settlements	(285)	(215)	(58)
Balance at December 31	$3,740	$4,574	$5,104

The additions to unrecognized tax benefits related to the current and prior years are primarily attributable to non-U.S. issues, certain tax incentives and credits and state issues. The settlements and reductions to unrecognized tax benefits for tax positions of prior years are primarily attributable to the favorable resolution of the Japan tax matter, currency, non-U.S. audits and impacts due to lapses in statutes of limitation.

The liability at December 31, 2016 of $3,740 million can be reduced by $775 million of offsetting tax benefits associated with the correlative effects of potential transfer pricing adjustments, U.S. tax credits, state income taxes and timing adjustments. The net amount of $2,965 million, if recognized, would favorably affect the company’s effective tax rate. The net amounts at December 31, 2015 and 2014 were $3,724 million and $4,229 million, respectively.

Interest and penalties related to income tax liabilities are included in income tax expense. During the year ended December 31, 2016, the company recognized $62 million in interest expense and penalties; in 2015, the company recognized $141 million in interest expense and penalties; and, in 2014, the company recognized $216 million in interest expense and penalties. The company has $625 million for the payment of interest and penalties accrued at December 31, 2016, and had $613 million accrued at December 31, 2015.

Within the next 12 months, the company believes it is reasonably possible that the total amount of unrecognized tax benefits associated with certain positions may be reduced. The potential decrease in the amount of unrecognized tax benefits is associated with the anticipated resolution of the company’s U.S. income tax audit for 2013 and 2014, as well as various non-U.S. audits. The company estimates that the unrecognized tax benefits at December 31, 2016 could be reduced by $966 million.

The company is subject to taxation in the U.S. and various state and foreign jurisdictions. With respect to major U.S. state and foreign taxing jurisdictions, the company is generally no longer subject to tax examinations for years prior to 2012. With limited exception, the company is no longer subject to income tax examination of its U.S. federal tax return for years prior to 2013. The open years contain matters that could be subject to differing interpretations of applicable tax laws and regulations related to the amount and/or timing of income, deductions and tax credits. Although the outcome of tax audits is always uncertain, the company believes that adequate amounts of tax and interest have been provided for any significant adjustments that are expected to result for these years.

In the fourth quarter of 2013, the company received a draft tax assessment notice for approximately $866 million (approximately $789 million at 2016 year-end currency rates) from the Indian Tax Authorities for 2009. In July 2016, the Karnataka High Court in Bangalore set aside this assessment by way of court order and the company reached a mutual agreement with the Income Tax Department for a new assessment, which will take place over an 18 month period. At December 31, 2016, the company has recorded $568 million as prepaid income taxes in India. A significant portion of this balance represents cash tax deposits paid over time to protect the company’s right to appeal various income tax assessments made by the Indian Tax Authorities. The company believes it will prevail on these matters.

In the first quarter of 2016, the U.S. Internal Revenue Service commenced its audit of the company’s U.S. tax returns for 2013 and 2014. The company anticipates that this audit will be completed by the end of 2017.

Notes to Consolidated Financial Statements

International Business Machines Corporation and Subsidiary Companies

The company has not provided deferred taxes on $71.4 billion of undistributed earnings of non-U.S. subsidiaries at December 31, 2016, as it is the company’s policy to indefinitely reinvest these earnings in non-U.S. operations. However, the company periodically repatriates a portion of these earnings to the extent that it does not incur an additional U.S. tax liability. Quantification of the deferred tax liability, if any, associated with indefinitely reinvested earnings is not practicable.

NOTE O. RESEARCH, DEVELOPMENT AND ENGINEERING

RD&E expense was $5,751 million in 2016, $5,247 million in 2015 and $5,437 million in 2014. In addition, RD&E expense included in discontinued operations was $1 million in 2016, $197 million in 2015 and $368 million in 2014.

The company incurred total expense of $5,421 million, $5,178 million and $5,595 million in 2016, 2015 and 2014, respectively, for scientific research and the application of scientific advances to the development of new and improved products and their uses, as well as services and their application. Within these amounts, software-related expense was $3,470 million, $3,064 million and $3,064 million in 2016, 2015 and 2014, respectively.

Expense for product-related engineering was $332 million, $267 million and $211 million in 2016, 2015 and 2014, respectively.

NOTE P. EARNINGS PER SHARE OF COMMON STOCK

The following table presents the computation of basic and diluted earnings per share of common stock.

($ in millions except per share amounts)

For the year ended December 31:	2016	2015	2014
Weighted-average number of shares on which earnings per share calculations are based
Basic	955,422,530	978,744,523	1,004,272,584
Add—incremental shares under stock-based compensation plans	2,416,940	3,037,001	4,332,155
Add—incremental shares associated with contingently issuable shares	874,626	918,744	1,395,741
Assuming dilution	958,714,097	982,700,267	1,010,000,480
Income from continuing operations	$11,881	$13,364	$15,751
Loss from discontinued operations, net of tax	(9)	(174)	(3,729)
Net income on which basic earnings per share is calculated	$11,872	$13,190	$12,022
Income from continuing operations	$11,881	$13,364	$15,751
Net income applicable to contingently issuable shares	0	(1)	(3)
Income from continuing operations on which diluted earnings per share is calculated	$11,881	$13,363	$15,749
Loss from discontinued operations, net of tax, on which basic and diluted earnings per share is calculated	(9)	(174)	(3,729)
Net income on which diluted earnings per share is calculated	$11,872	$13,189	$12,020
Earnings/(loss) per share of common stock
Assuming dilution
Continuing operations	$12.39	$13.60	$15.59
Discontinued operations	(0.01)	(0.18)	(3.69)
Total	$12.38	$13.42	$11.90
Basic
Continuing operations	$12.44	$13.66	$15.68
Discontinued operations	(0.01)	(0.18)	(3.71)
Total	$12.43	$13.48	$11.97

Weighted-average stock options to purchase 405,552 common shares in 2016, 41,380 common shares in 2015 and 17,420 common shares in 2014 were outstanding, but were not included in the computation of diluted earnings per share because the exercise price of the options was greater than the average market price of the common shares for the full year, and therefore, the effect would have been antidilutive.

Notes to Consolidated Financial Statements

International Business Machines Corporation and Subsidiary Companies

NOTE Q. RENTAL EXPENSE AND LEASE COMMITMENTS

Rental expense, including amounts charged to inventories and fixed assets, and excluding amounts previously reserved, was $1,508 million in 2016, $1,474 million in 2015 and $1,592 million in 2014. Within these amounts, rental expense reflected in discontinued operations was $29 million and $95 million, in 2015 and 2014, respectively. Rental expense in agreements with rent holidays and scheduled rent increases is recorded on a straight-line basis over the lease term. Contingent rentals are included in the determination of rental expense as accruable. The table below depicts gross minimum rental commitments under noncancelable leases, amounts related to vacant space associated with workforce transformation, sublease income commitments and capital lease commitments. These amounts reflect activities primarily related to office space, as well as data centers.

($ in millions)

	2017	2018	2019	2020	2021	Beyond 2021
Operating lease commitments
Gross minimum rental commitments (including vacant space below)	$1,414	$1,328	$1,218	$1,016	$796	$1,111
Vacant space	$42	$29	$20	$15	$11	$9
Sublease income commitments	$12	$8	$6	$3	$—	$—
Capital lease commitments	$1	$2	$2	$2	$—	$—

NOTE R. STOCK-BASED COMPENSATION

The following table presents total stock-based compensation cost included in income from continuing operations.

($ in millions)

For the year ended
December 31:	2016	2015	2014
Cost	$88	$100	$121
Selling, general and administrative	401	322	350
Research, development and engineering	55	51	54
Other (income) and expense*	—	(6)	(13)
Pre-tax stock-based compensation cost	544	468	512
Income tax benefits	(179)	(156)	(174)
Net stock-based compensation cost	$364	$312	$338

*          Reflects the one-time effects related to divestitures

The amount of stock-based compensation cost included in discontinued operations, net of tax, was immaterial in all periods.

Total unrecognized compensation cost related to non-vested awards at December 31, 2016 and 2015 was $934 million and $871 million, respectively. The amount at December 31, 2016 is expected to be recognized over a weighted-average period of approximately 2.6 years.

There was no significant capitalized stock-based compensation cost at December 31, 2016, 2015, and 2014.

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

The amount of shares originally authorized to be issued under the company’s existing Plans was 273 million at December 31, 2016. In addition, certain incentive awards granted under previous plans, if and when those awards were canceled, could be reissued under the company’s existing Plans. As such, 66.2 million additional shares were considered authorized to be issued under the company’s existing Plans as of December 31, 2016. There were 106.7 million unused shares available to be granted under the Plans as of December 31, 2016.

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

Notes to Consolidated Financial Statements

International Business Machines Corporation and Subsidiary Companies

The tables below summarize RSU and PSU activity under the Plans during the years ended December 31, 2016, 2015 and 2014.

RSUs

	2016		2015		2014
	Weighted-		Weighted-		Weighted-
	Average	Number	Average	Number	Average	Number
	Grant Price	of Units	Grant Price	of Units	Grant Price	of Units
Balance at January 1	$159	7,527, 341	$171	7,734,277	$166	8,635,317
RSUs granted	140	3,985,870	143	4,230,186	172	2,525,947
RSUs released	174	(1,860,660)	164	(3,567,495)	157	(2,401,761)
RSUs canceled/forfeited	158	(753,459)	167	(869,627)	167	(1,025,226)
Balance at December 31	$147	8,899,092	$159	7,527,341	$171	7,734,277

PSUs

	2016		2015		2014
	Weighted-		Weighted-		Weighted-
	Average	Number	Average	Number	Average	Number
	Grant Price	of Units	Grant Price	of Units	Grant Price	of Units
Balance at January 1	$173	2,928,932	$185	3,140,707	$178	2,824,294
PSUs granted at target	140	990,336	153	1,137,242	180	1,430,098
Performance adjustments*	194	(387,457)	185	(168,055)	157	29,960
PSUs released	194	(419,759)	185	(840,552)	157	(1,027,181)
PSUs canceled/forfeited	174	(237,294)	184	(340,410)	187	(116,464)
Balance at December 31**	$155	2,874,758	$173	2,928,932	$185	3,140,707

*          Represents the change in shares issued to employees after vesting of PSUs because final performance metrics were above or below specified targets

** Represents the number of shares expected to be issued based on achievement of grant date performance targets. The actual number of shares issued will depend on final performance against specified targets over the vesting period.

RSUs are stock awards granted to employees that entitle the holder to shares of common stock as the award vests, typically over a one- to five-year period. For RSUs, dividend equivalents are not paid. The fair value of such RSUs is determined and fixed on the grant date based on the company’s stock price adjusted for the exclusion of dividend equivalents.

The remaining weighted-average contractual term of RSUs at December 31, 2016, 2015 and 2014 is the same as the period over which the remaining cost of the awards will be recognized, which is approximately three years. The fair value of RSUs granted during the years ended December 31, 2016, 2015 and 2014 was $557 million, $606 million and $434 million, respectively. The total fair value of RSUs vested and released during the years ended December 31, 2016, 2015 and 2014 was $323 million, $583 million and $378 million, respectively. As of December 31, 2016, 2015 and 2014, there was $814 million, $800 million and $754 million, respectively, of unrecognized compensation cost related to non-vested RSUs. The company received no cash from employees as a result of employee vesting and release of RSUs for the years ended December 31, 2016, 2015 and 2014.

PSUs are stock awards where the number of shares ultimately received by the employee depends on the company’s performance against specified targets and typically vest over a three-year period. For PSUs, dividend equivalents are not paid. The fair value of each PSU is determined on the grant date, based on the company’s stock price, adjusted for the exclusion of dividend equivalents, and assumes that performance targets will be achieved. Over the performance period, the number of shares of stock that will be issued is adjusted upward or downward based upon the probability of achievement of performance targets. The ultimate number of shares issued and the related compensation cost recognized as expense will be based on a comparison of the final performance metrics to the specified targets. The fair value of PSUs granted at target during the years ended December 31, 2016, 2015 and 2014 was $138 million, $174 million and $257 million, respectively. Total fair value of PSUs vested and released during the years ended December 31, 2016, 2015 and 2014 was $81 million, $156 million and $161 million, respectively.

In connection with vesting and release of RSUs and PSUs, the tax benefits realized by the company for the years ended December 31, 2016, 2015 and 2014 were $118 million, $228 million and $222 million, respectively.

Notes to Consolidated Financial Statements

International Business Machines Corporation and Subsidiary Companies

Stock Options

During the years ended December 31, 2015 and 2014, the company did not grant stock options. During the year ended December 31, 2016, the company made one grant of 1.5 million premium-priced stock options. The option award cliff vests in three years and has a contractual term of 10 years. The total compensation cost to be recognized over the three-year vesting period is expected to be $12 million.

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

The following table summarizes option activity under the Plans during the years ended December 31, 2016, 2015 and 2014.

	2016		2015		2014
	Weighted-		Weighted-		Weighted-
	Average	Number of	Average	Number of	Average	Number of
	Exercise	Shares	Exercise	Shares	Exercise	Shares
	Price	Under Option	Price	Under Option	Price	Under Option
Balance at January 1	$94	479,774	$97	1,750,949	$97	5,622,951
Options granted	140	1,500,000	—	—	—	—
Options exercised	91	(361,088)	98	(1,214,109)	97	(3,740,252)
Options canceled/expired	86	(4,763)	100	(57,066)	95	(131,750)
Balance at December 31	$137	1,613,923	$94	479,774	$97	1,750,949
Exercisable at December 31	$103	113,923	$94	479,774	$97	1,750,949

The shares under option at December 31, 2016 were in the following exercise price ranges:

	Options Outstanding
	Weighted-			Weighted-Average
	Average	Number of	Aggregate	Remaining
	Exercise	Shares	Intrinsic	Contractual Life
Exercise Price Range	Price	Under Option	Value	(in Years)
$128 and under	$103	113,923	$7,198,794	0.3
$129 – $154	140	1,500,000	39,236,250	9.1
	$137	1,613,923	$46,435,044	8.5

Options Exercisable
	Weighted-			Weighted-Average
	Average	Number of	Aggregate	Remaining
	Exercise	Shares	Intrinsic	Contractual Life
Exercise Price Range	Price	Under Option	Value	(in Years)
$128 and under	$103	113,923	$7,198,794	0.3

Exercises of Employee Stock Options

The total intrinsic value of options exercised during the years ended December 31, 2016, 2015 and 2014 was $20 million, $74 million and $323 million, respectively. The total cash received from employees as a result of employee stock option exercises for the years ended December 31, 2016, 2015 and 2014 was approximately $33 million, $119 million and $364 million, respectively. In connection with these exercises, the tax benefits realized by the company for the years ended December 31, 2016, 2015 and 2014 were $7 million, $26 million and $107 million, respectively.

The company settles employee stock option exercises primarily with newly issued common shares and, occasionally, with treasury shares. Total treasury shares held at December 31, 2016 and 2015 were approximately 1,279 million and 1,255 million shares, respectively.

Notes to Consolidated Financial Statements

International Business Machines Corporation and Subsidiary Companies

Acquisitions

In connection with various acquisition transactions, there was an additional 0.6 million options outstanding at December 31, 2016, as a result of the company’s conversion of stock-based awards previously granted by the acquired entities. The weighted-average exercise price of these awards was $33 per share.

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

Employees purchased 1.2 million, 1.3 million and 1.3 million shares under the ESPP during the years ended December 31, 2016, 2015 and 2014, respectively. Cash dividends declared and paid by the company on its common stock also include cash dividends on the company stock purchased through the ESPP. Dividends are paid on full and fractional shares and can be reinvested. The company stock purchased through the ESPP is considered outstanding and is included in the weighted-average outstanding shares for purposes of computing basic and diluted earnings per share.

In July 2014, the “2014 ESPP Reserve” became effective and 25 million additional shares of authorized common stock were reserved and approved for issuance. The 2014 ESPP provides for semi-annual offerings commencing July 1, 2014, and continuing as long as shares remain available under the ESPP, unless terminated earlier at the discretion of the Board of Directors.

Approximately 21.8 million, 23.1 million and 24.4 million shares were available for purchase under the ESPP at December 31, 2016, 2015 and 2014, respectively.

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

Notes to Consolidated Financial Statements

International Business Machines Corporation and Subsidiary Companies

All contributions, including the company match, are made in cash and invested in accordance with participants’ investment elections. There are no minimum amounts that must be invested in company stock, and there are no restrictions on transferring amounts out of company stock to another investment choice, other than excessive trading rules applicable to such investments. Matching and automatic contributions are made once annually at the end of the year. In order to receive such contributions each year, a participant must be employed on December 15 of the plan year. However, matching and automatic contributions can be made for certain types of separations that occur prior to December 15, including, for example, if the participant has completed certain service and/or age requirements at separation. The company’s matching contributions vest immediately and participants are always fully vested in their own contributions.

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

Amounts deferred into the Excess 401(k) are record-keeping (notional) accounts and are not held in trust for the participants. Participants in the Excess 401(k) may invest their notional accounts in investments which mirror the primary investment options available under the 401(k) Plus Plan. Participants in the Excess 401(k) are also eligible to receive company match and automatic contributions (at the same rate as under the 401(k) Plus Plan) on eligible compensation deferred into the Excess 401(k) and on compensation earned in excess of the Internal Revenue Code pay limit once they have completed one year of service. Amounts deferred into the Excess 401(k), including company contributions are recorded as liabilities in the Consolidated Statement of Financial Position. Matching and automatic contributions are made once annually at the end of the year. In order to receive such contributions each year, a participant must be employed on December 15 of the plan year. However, matching and automatic contributions can be made for certain types of separations that occur prior to December 15, including, for example, if the participant has completed certain service and/or age requirements at separation.

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

($ in millions)

	U.S. Plans			Non-U.S. Plans			Total
For the year ended December 31:	2016	2015	2014	2016	2015	2014	2016	2015	2014
Defined benefit pension plans	$(334)	$(284)	$(833)	$1,039	$1,421	$1,267	$705	$1,137	$434
Retention Plan	17	23	15	—	—	—	17	23	15
Total defined benefit pension plans (income)/cost	$(317)	$(261)	$(818)	$1,039	$1,421	$1,267	$722	$1,160	$449
IBM 401(k) Plus Plan and non-U.S. plans	$626	$676	$713	$420	$442	$526	$1,046	$1,117	$1,239
Excess 401(k)	24	21	14	—	—	—	24	21	14
Total defined contribution plans cost	$650	$697	$727	$420	$442	$526	$1,070	$1,138	$1,253
Nonpension postretirement benefit plans cost	$195	$218	$206	$16	$55	$66	$211	$273	$272
Total retirement-related benefits net periodic cost	$527	$654	$115	$1,475	$1,918	$1,859	$2,003	$2,572	$1,974

The following table presents a summary of the total PBO for defined benefit pension plans, APBO for nonpension postretirement benefit plans, fair value of plan assets and the associated funded status recorded in the Consolidated Statement of Financial Position.

($ in millions)

	Benefit Obligations		Fair Value of Plan Assets		Funded Status*
At December 31:	2016	2015	2016	2015	2016	2015
U.S. Plans
Overfunded plans
Qualified PPP	$50,403	$51,287	$51,405	$51,716	$1,002	$429
Underfunded plans
Excess PPP	$1,509	$1,522	$—	$—	$(1,509)	$(1,522)
Retention Plan	307	312	—	—	(307)	(312)
Nonpension postretirement benefit plan	4,470	4,652	26	71	(4,444)	(4,582)
Total underfunded U.S. plans	$6,286	$6,486	$26	$71	$(6,260)	$(6,415)
Non-U.S. Plans
Overfunded plans
Qualified defined benefit pension plans	$17,614	$16,766	$19,647	$18,070	$2,032	$1,304
Nonpension postretirement benefit plans	0	0	0	0	0	0
Total overfunded non-U.S. plans	$17,614	$16,766	$19,647	$18,070	$2,032	$1,304
Underfunded plans
Qualified defined benefit pension plans	$21,447	$22,039	$16,374	$17,677	$(5,074)	$(4,362)
Nonqualified defined benefit pension plans	5,919	5,911	—	—	(5,919)	(5,911)
Nonpension postretirement benefit plans	692	618	71	59	(622)	(558)
Total underfunded non-U.S. plans	$28,059	$28,568	$16,445	$17,737	$(11,614)	$(10,832)
Total overfunded plans	$68,017	$68,053	$71,051	$69,786	$3,034	$1,734
Total underfunded plans	$34,344	$35,054	$16,470	$17,807	$(17,874)	$(17,247)

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

Notes to Consolidated Financial Statements

International Business Machines Corporation and Subsidiary Companies

At December 31, 2016, the company’s qualified defined benefit pension plans worldwide were 98 percent funded compared to the benefit obligations, with the U.S. Qualified PPP 102 percent funded. Overall, including nonqualified plans, the company’s defined benefit pension plans worldwide were 90 percent funded.

Defined Benefit Pension and Nonpension

Postretirement Benefit Plan Financial Information

The following tables to page 142 represent financial information for the company’s retirement-related benefit plans, excluding defined contribution plans. The defined benefit pension plans under U.S. Plans consists of the Qualified PPP, the Excess PPP and the Retention Plan. The defined benefit pension plans and the nonpension postretirement benefit plans under non-U.S. Plans consists of all plans sponsored by the company’s subsidiaries. The nonpension postretirement benefit plan under U.S. Plan consists of only the U.S. Nonpension Postretirement Benefit Plan.

The tables below present the components of net periodic (income)/cost of the retirement-related benefit plans recognized in the Consolidated Statement of Earnings, excluding defined contribution plans.

($ in millions)

	Defined Benefit Pension Plans
	U.S. Plans			Non-U.S. Plans
For the year ended December 31:	2016	2015	2014	2016	2015	2014
Service cost	$—	$—	$—	$420	$454	$449
Interest cost	2,048	2,028	2,211	1,035	1,075	1,533
Expected return on plan assets	(3,689)	(3,953)	(4,096)	(1,867)	(1,919)	(2,247)
Amortization of transition assets	—	—	—	0	0	0
Amortization of prior service costs/ (credits)	10	10	10	(106)	(98)	(111)
Recognized actuarial losses	1,314	1,654	1,056	1,408	1,581	1,400
Curtailments and settlements	—	—	—	22	35	26
Multi-employer plans/other costs*	—	—	—	126	293	217
Total net periodic (income)/cost	$(317)	$(261)	$(818)	$1,039	$1,421	$1,267

($ in millions)

	Nonpension Postretirement Benefit Plans
	U.S. Plan			Non-U.S. Plans
For the year ended December 31:	2016	2015	2014	2016	2015	2014
Service cost	$17	$24	$26	$5	$7	$7
Interest cost	165	163	187	51	50	63
Expected return on plan assets	0	0	0	(6)	(7)	(9)
Amortization of transition assets	—	—	—	0	0	0
Amortization of prior service costs/ (credits)	(7)	(7)	(7)	(5)	(5)	(5)
Recognized actuarial losses	20	39	0	9	10	11
Curtailments and settlements	—	—	—	(38)	0	0
Total net periodic cost	$195	$218	$206	$16	$55	$66

*          The non-U.S. plans amount includes $56 million, $233 million and $148 million related to the IBM Spain pension litigation for 2016, 2015 and 2014, respectively. See page 142 for additional information.

Notes to Consolidated Financial Statements

International Business Machines Corporation and Subsidiary Companies

The following table presents the changes in benefit obligations and plan assets of the company’s retirement-related benefit plans, excluding defined contribution plans.

($ in millions)

	Defined Benefit Pension Plans				Nonpension Postretirement Benefit Plans
	U.S. Plans		Non-U.S. Plans		U.S. Plan		Non-U.S. Plans
	2016	2015	2016	2015	2016	2015	2016	2015
Change in benefit obligation
Benefit obligation at January 1	$53,120	$56,643	$44,717	$49,834	$4,652	$5,053	$618	$817
Service cost	—	—	420	454	17	24	5	7
Interest cost	2,048	2,028	1,035	1,075	165	163	51	50
Plan participants’ contributions	—	—	30	34	50	52	—	—
Acquisitions/divestitures, net	—	—	(63)	39	0	(8)	0	0
Actuarial losses/(gains)	602	(1,920)	3,217	(861)	16	(204)	16	(52)
Benefits paid from trust	(3,430)	(3,514)	(1,792)	(1,784)	(400)	(406)	(5)	(5)
Direct benefit payments	(123)	(117)	(381)	(402)	(30)	(23)	(27)	(26)
Foreign exchange impact	—	—	(2,222)	(3,907)	—	—	35	(174)
Medicare/Government subsidies	—	—	—	—	—	1	—	—
Amendments/curtailments/ settlements/other	—	—	20	235	—	0	0	0
Benefit obligation at December 31	$52,218	$53,120	$44,981	$44,717	$4,470	$4,652	$692	$618
Change in plan assets
Fair value of plan assets at January 1	$51,716	$55,772	$35,748	$39,543	$71	$16	$59	$84
Actual return on plan assets	3,118	(542)	3,828	417	0	0	8	7
Employer contributions	—	—	464	474	305	409	0	0
Acquisitions/divestitures, net	—	—	(73)	53	0	0	0	0
Plan participants’ contributions	—	—	30	34	50	52	—	—
Benefits paid from trust	(3,430)	(3,514)	(1,792)	(1,784)	(400)	(406)	(5)	(5)
Foreign exchange impact	—	—	(2,175)	(3,004)	—	—	9	(26)
Amendments/curtailments/ settlements/other	—	—	(10)*	14 *	—	—	0	(1)
Fair value of plan assets at December 31	$51,405	$51,716	$36,020	$35,748	$26	$71	$71	$59
Funded status at December 31	$(814)	$(1,405)	$(8,960)	$(8,969)	$(4,444)	$(4,582)	$(622)	$(558)
Accumulated benefit obligation**	$52,218	$53,120	$44,514	$44,071	N/A	N/A	N/A	N/A

*          Includes the reinstatement of certain plan assets in Brazil due to government rulings in 2011 and 2013 allowing certain previously restricted plan assets to be returned to IBM. Return of assets to IBM over a three-year period began June 2011 and September 2013 respectively, with approximately $23 million returned in 2016 and $33 million returned during 2015. The remaining surplus in Brazil at December 31, 2016 is excluded from total plan assets due to continued restrictions imposed by the government on the use of those plan assets.

**   Represents the benefit obligation assuming no future participant compensation increases

N/A—Not applicable

Notes to Consolidated Financial Statements

International Business Machines Corporation and Subsidiary Companies

The following table presents the net funded status recognized in the Consolidated Statement of Financial Position.

($ in millions)

	Defined Benefit Pension Plans				Nonpension Postretirement Benefit Plans
	U.S. Plans		Non-U.S. Plans		U.S. Plan		Non-U.S. Plans
At December 31:	2016	2015	2016	2015	2016	2015	2016	2015
Prepaid pension assets	$1,002	$429	$2,032	$1,304	$0	$0	$0	$0
Current liabilities— compensation and benefits	(118)	(116)	(303)	(297)	(368)	(320)	(15)	(11)
Noncurrent liabilities— retirement and nonpension postretirement benefit obligations	(1,698)	(1,718)	(10,689)	(9,976)	(4,076)	(4,262)	(607)	(547)
Funded status—net	$(814)	$(1,405)	$(8,960)	$(8,969)	$(4,444)	$(4,582)	$(622)	$(558)

The following table presents the pre-tax net loss and prior service costs/(credits) and transition (assets)/liabilities recognized in OCI and the changes in the pre-tax net loss, prior service costs/(credits) and transition (assets)/liabilities recognized in AOCI for the retirement-related benefit plans.

($ in millions)

	Defined Benefit Pension Plans				Nonpension Postretirement Benefit Plans
	U.S. Plans		Non-U.S. Plans		U.S. Plan		Non-U.S. Plans
	2016	2015	2016	2015	2016	2015	2016	2015
Net loss at January 1	$19,363	$18,442	$20,724	$21,676	$609	$852	$128	$189
Current period loss/(gain)	1,173	2,576	1,251	661	16	(204)	14	(51)
Curtailments and settlements	—	—	(22)	(33)	—	—	20	0
Amortization of net loss included in net periodic (income)/cost	(1,314)	(1,654)	(1,408)	(1,581)	(20)	(39)	(9)	(10)
Net loss at December 31	$19,222	$19,363	$20,544	$20,724	$605	$609	$154	$128
Prior service costs/(credits) at January 1	$101	$110	$(294)	$(386)	$30	$23	$(21)	$(26)
Current period prior service costs/(credits)	—	—	—	(6)	—	—	—	0
Curtailments and Settlements	—	—	0	—	—	—	18	—
Amortization of prior service (costs)/credits included in net periodic (income)/cost	(10)	(10)	106	98	7	7	5	5
Prior service costs/(credits) at December 31	$90	$101	$(188)	$(294)	$37	$30	$1	$(21)
Transition (assets)/liabilities at January 1	$—	$—	$0	$0	$—	$—	$0	$0
Amortization of transition assets/(liabilities) included in net periodic (income)/cost	—	—	0	0	—	—	0	0
Transition (assets)/ liabilities at December 31	$—	$—	$0	$0	$—	$—	$0	$0
Total loss recognized in accumulated other comprehensive income/ (loss)*	$19,313	$19,464	$20,356	$20,429	$642	$639	$154	$106

*          See note L, “Equity Activity,” for the total change in AOCI, and the Consolidated Statement of Comprehensive Income for the components of net periodic (income)/cost, including the related tax effects, recognized in OCI for the retirement-related benefit plans.

Notes to Consolidated Financial Statements

International Business Machines Corporation and Subsidiary Companies

The following table presents the pre-tax estimated net loss, estimated prior service costs/(credits) and estimated transition (assets)/ liabilities of the retirement-related benefit plans that will be amortized from AOCI into net periodic (income)/cost in 2017.

($ in millions)

	Defined Benefit		Nonpension Postretirement
	Pension Plans		Benefit Plans
	U.S. Plans	Non-U.S. Plans	U.S. Plan	Non-U.S. Plans
Net loss	$1,348	$1,434	$21	$6
Prior service costs/(credits)	16	(93)	(7)	0
Transition (assets)/liabilities	—	0	—	0

On March 24, 2014, the Supreme Court of Spain issued a ruling against IBM Spain in litigation involving its defined benefit and defined contribution plans. During the fourth quarter of 2016, an arbitration ruling related to the defined contribution plan resulted in an additional charge of $56 million. For the years ended December 31, 2016, 2015 and 2014, the company recorded pre-tax retirement-related obligations of $56 million, $233 million and $148 million, respectively, in selling, general and administrative expense in the Consolidated Statement of Earnings. These obligations are reflected in “Non-U.S. Plans— Multi-employer plans/other costs” in the table on page 139.

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

	Defined Benefit Pension Plans
	U.S. Plans			Non-U.S. Plans
	2016	2015	2014	2016	2015	2014
Weighted-average assumptions used to measure net periodic (income)/cost for the year ended December 31
Discount rate	4.00%	3.70%	4.50%	2.40%	2.34%	3.32%
Expected long-term returns on plan assets	7.00%	7.50%	8.00%	5.53%	5.67%	6.08%
Rate of compensation increase	N/A	N/A	N/A	2.40%	2.49%	2.52%
Weighted-average assumptions used to measure benefit obligations at December 31
Discount rate	3.80%	4.00%	3.70%	1.80%	2.40%	2.34%
Rate of compensation increase	N/A	N/A	N/A	2.45%	2.40%	2.49%

N/A—Not applicable

	Nonpension Postretirement Benefit Plans
	U.S. Plan			Non-U.S. Plans
	2016	2015	2014	2016	2015	2014
Weighted-average assumptions used to measure net periodic cost for the year ended December 31
Discount rate	3.70%	3.40%	4.10%	7.06%	7.51%	7.78%
Expected long-term returns on plan assets	N/A	N/A	N/A	9.95%	10.17%	10.22%
Weighted-average assumptions used to measure benefit obligations at December 31
Discount rate	3.60%	3.70%	3.40%	8.26%	7.06%	7.51%

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

For the U.S. defined benefit pension plans, the changes in the discount rate assumptions impacted the net periodic (income)/ cost and the PBO. The changes in the discount rate assumptions resulted in an increase in 2016 net periodic income of $103 million, a decrease in 2015 net periodic income of $286 million and an increase in 2014 net periodic income of $275 million. The changes in the discount rate assumptions resulted in an increase in the PBO of $998 million and a decrease of $1,621 million at December 31, 2016 and 2015, respectively.

For the U.S. nonpension postretirement benefit plans, the changes in the discount rate assumptions had no material impact on net periodic cost for the years ended December 31, 2016, 2015 and 2014, and resulted in an increase in the APBO of $33 million and a decrease of $109 million at December 31, 2016 and 2015, respectively.

For all of the company’s retirement-related benefit plans, the change in the discount rate assumptions resulted in an increase in the benefit obligation of approximately $4.8 billion at December 31, 2016 and a decrease of approximately $2.4 billion at December 31, 2015.

Expected Long-Term Returns on Plan Assets

Expected returns on plan assets, a component of net periodic (income)/cost, represent the expected long-term returns on plan assets based on the calculated market-related value of plan assets. Expected long-term returns on plan assets take into account long-term expectations for future returns and the investment policies and strategies as described on page 144. These rates of return are developed by the company and are tested for reasonableness against historical returns. The use of expected long-term returns on plan assets may result in recognized pension income that is greater or less than the actual returns of those plan assets in any given year. Over time, however, the expected long-term returns are designed to approximate the actual long-term returns, and therefore result in a pattern of income and cost recognition that more closely matches the pattern of the services provided by the employees. Differences between actual and expected returns are recognized as a component of net loss or gain in AOCI, which is amortized as a component of net periodic (income)/cost over the service lives or life expectancy of the plan participants, depending on the plan, provided such amounts exceed certain thresholds provided by accounting standards. The market-related value of plan assets recognizes changes in the fair value of plan assets systematically over a five-year period in the expected return on plan assets line in net periodic (income)/cost.

For the U.S. defined benefit pension plan, the expected long-term rate of return on plan assets for the years ended December 31, 2016, 2015 and 2014 was 7.0 percent, 7.5 percent and 8 percent, respectively. The change in the rate in 2016 resulted in a decrease in 2016 net periodic income of $268 million. For the year ended December 31, 2015, the change in the rate resulted in a decrease in net periodic income of $264 million. There was no impact on net periodic income for the year ended December 31, 2014 as the rate was flat at 8 percent compared to the prior year. For 2017, the projected long-term rate of return on plan assets is 5.75 percent. The 125 basis point year-to-year decline is primarily driven by a change in investment strategy.

For the U.S. nonpension postretirement benefit plans, the company maintains a highly liquid trust fund balance to ensure timely payments are made. As a result, for the years ended December 31, 2016, 2015 and 2014, the expected long-term return on plan assets and the actual return on those assets were not material.

Rate of Compensation Increases and Mortality Rate

The rate of compensation increases is determined by the company, based upon its long-term plans for such increases. The rate of compensation increase is not applicable to the U.S. defined benefit pension plans as benefit accruals ceased December 31, 2007 for all participants. Mortality rate assumptions are based on life expectancy and death rates for different types of participants. Mortality rates are periodically updated based on actual experience. In the U.S., the Society of Actuaries released new mortality tables in 2014 and updated them in 2015 and 2016. The company utilized these tables in its plan remeasurements at December 31, 2016 and 2015. For the U.S. retirement-related plans, the change in mortality assumptions resulted in a decrease to the plan benefit obligations of $0.6 billion and a decrease of $0.7 billion at December 31, 2016 and 2015, respectively.

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

For the PPP, the change in the interest crediting rate to 1.3 percent for the year ended December 31, 2016 from 1.1 percent for the year ended December 31, 2015 resulted in a decrease in 2016 net periodic income of $7 million. The interest crediting rate of 1.1 percent for the year ended December 31, 2015, was unchanged from December 31, 2014 and therefore, had no impact on the decrease in 2015 net periodic income. The change in the interest crediting rate to 1.1 percent for the year ended December 31, 2014, from 1.2 percent for the year ended December 31, 2013, resulted in an increase in 2014 net periodic income of $8 million.

Notes to Consolidated Financial Statements

International Business Machines Corporation and Subsidiary Companies

Healthcare Cost Trend Rate

For nonpension postretirement benefit plan accounting, the company reviews external data and its own historical trends for healthcare costs to determine the healthcare cost trend rates. However, the healthcare cost trend rate has an insignificant effect on plan costs and obligations as a result of the terms of the plan which limit the company’s obligation to the participants. The company assumes that the healthcare cost trend rate for 2017 will be 6.75 percent. In addition, the company assumes that the same trend rate will decrease to 5 percent over the next seven years. A one percentage point increase or decrease in the assumed healthcare cost trend rate would not have had a material effect on 2016, 2015 and 2014 net periodic cost or the benefit obligations as of December 31, 2016 and 2015.

Plan Assets

Retirement-related benefit plan assets are recognized and measured at fair value. Because of the inherent uncertainty of valuations, these fair value measurements may not necessarily reflect the amounts the company could realize in current market transactions.

Investment Policies and Strategies

The investment objectives of the Qualified PPP portfolio are designed to generate returns that will enable the plan to meet its future obligations. The precise amount for which these obligations will be settled depends on future events, including the retirement dates and life expectancy of the plans’ participants. The obligations are estimated using actuarial assumptions, based on the current economic environment and other pertinent factors described on pages 142 through 143. The Qualified PPP portfolio’s investment strategy balances the requirement to generate returns, using potentially higher yielding assets such as equity securities, with the need to control risk in the portfolio with less volatile assets, such as fixed-income securities. Risks include, among others, inflation, volatility in equity values and changes in interest rates that could cause the plan to become underfunded, thereby increasing its dependence on contributions from the company. To mitigate any potential concentration risk, careful consideration is given to balancing the portfolio among industry sectors, companies and geographies, taking into account interest rate sensitivity, dependence on economic growth, currency and other factors that affect investment returns. In 2016, the company changed its investment strategy, modifying the target asset allocation, primarily by reducing equity securities and increasing debt securities. This change was designed to reduce the potential negative impact that equity markets might have on the funded status of the plan. The Qualified PPP portfolio’s target allocation is 70 percent fixed-income securities, 20 percent equity securities, 5 percent real estate and 5 percent other investments.

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

Market liquidity risks are tightly controlled, with $5,010 million of the Qualified PPP portfolio as of December 31, 2016 invested in private market assets consisting of private equities and private real estate investments, which are less liquid than publicly traded securities. In addition, the Qualified PPP portfolio had $2,142 million in commitments for future investments in private markets to be made over a number of years. These commitments are expected to be funded from plan assets.

Derivatives are used as an effective means to achieve investment objectives and/or as a component of the plan’s risk management strategy. The primary reasons for the use of derivatives are fixed income management, including duration, interest rate management and credit exposure, cash equitization and to manage currency and commodity strategies.

Outside the U.S., the investment objectives are similar to those described above, subject to local regulations. The weighted-average target allocation for the non-U.S. plans is 25 percent equity securities, 60 percent fixed-income securities, 3 percent real estate and 12 percent other investments, which is consistent with the allocation decisions made by the company’s management. In some countries, a higher percentage allocation to fixed income is required to manage solvency and funding risks. In others, the responsibility for managing the investments typically lies with a board that may include up to 50 percent of members elected by employees and retirees. This can result in slight differences compared with the strategies previously described. Generally, these non-U.S. plans do not invest in illiquid assets and their use of derivatives is consistent with the U.S. plan and mainly for currency hedging, interest rate risk management, credit exposure and alternative investment strategies.

The company’s nonpension postretirement benefit plans are underfunded or unfunded. For some plans, the company maintains a nominal, highly liquid trust fund balance to ensure timely benefit payments.

Notes to Consolidated Financial Statements

International Business Machines Corporation and Subsidiary Companies

Defined Benefit Pension Plan Assets

The following table presents the company’s defined benefit pension plans’ asset classes and their associated fair value at December 31, 2016. The U.S. Plan consists of the Qualified PPP and the non-U.S. Plans consist of all plans sponsored by the company’s subsidiaries.

($ in millions)

	U.S. Plan				Non-U.S. Plans
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Equity
Equity securities (1)	$5,778	$1	$—	$5,779	$4,080	$0	$—	$4,080
Equity mutual funds (2)	93	—	—	93	35	—	—	35
Fixed income
Government and related (3)	—	14,897	—	14,897	—	7,577	16	7,593
Corporate bonds (4)	—	18,063	101	18,164	—	2,045	1	2,045
Mortgage and asset- backed securities	—	652	5	656	—	4	—	4
Fixed income mutual funds (5)	359	—	—	359	22	—	—	22
Insurance contracts	—	—	—	—	—	1,137	—	1,137
Cash and short-term investments (6)	55	1,927	—	1,982	294	707	—	1,001
Real estate	—	—	—	—	—	—	294	294
Derivatives (7)	18	20	—	38	43	752	—	796
Other mutual funds (8)	—	—	—	—	114	—	—	114
Subtotal	6,303	35,560	106	41,969	4,589	12,223	310	17,122
Investments measured at net asset value using the NAV practical expedient (9)	—	—	—	9,641	—	—	—	18,946
Other (10)	—	—	—	(205)	—	—	—	(48)
Fair value of plan assets	$6,303	$35,560	$106	$51,405	$4,589	$12,223	$310	$36,020

(1)         Represents U.S. and international securities. The U.S. Plan includes IBM common stock of $28 million, representing 0.1 percent of the U.S. Plan assets. Non-U.S. Plans include IBM common stock of $15 million, representing 0.04 percent of the non-U.S. Plans assets.

(2)         Invests in predominantly equity securities

(3)         Includes debt issued by national, state and local governments and agencies

(4)         The U.S. Plan includes IBM corporate bonds of $4 million, representing 0.01 percent of the U.S. Plan assets. Non-U.S. plans include IBM corporate bonds of $1 million representing 0.003 percent of the non-U.S. Plan assets.

(5)         Invests predominantly in fixed income securities

(6)         Includes cash, cash equivalents and short-term marketable securities

(7)         Includes interest rate derivatives, forwards, exchange traded and other over-the-counter derivatives

(8)         Invests in both equity and fixed-income securities

(9)         Investments measured at fair value using the net asset value (NAV) per share (or its equivalent) as a practical expedient, including commingled funds, hedge funds, private equity and real estate partnerships

(10)  Represents net unsettled transactions, relating primarily to purchases and sales of plan assets

Notes to Consolidated Financial Statements

International Business Machines Corporation and Subsidiary Companies

The U.S. nonpension postretirement benefit plan assets of $26 million were invested in cash, categorized as Level 1 in the fair value hierarchy. The non-U.S. nonpension postretirement benefit plan assets of $71 million, primarily in Brazil, and, to a lesser extent, in Mexico and South Africa, were invested primarily in government and related fixed-income securities and corporate bonds, categorized as Level 2 in the fair value hierarchy.

The following table presents the company’s defined benefit pension plans’ asset classes and their associated fair value at December 31, 2015. The U.S. Plan consists of the Qualified PPP and the non-U.S. Plans consist of all plans sponsored by the company’s subsidiaries. In the following table, some Level 2 and Level 3 assets have been reclassified to reflect the FASB guidance removing investments using NAV as a practical expedient from the fair value hierarchy. The December 31, 2015 Level 3 reconciliation tables have also been reclassified to reflect this change. Refer to note B, “Accounting Changes,” for additional information.

($ in millions)

	U.S. Plan				Non-U.S. Plans
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Equity
Equity securities (1)	$11,210	$1	$—	$11,211	$4,631	$0	$—	$4,631
Equity mutual funds (2)	99	—	—	99	90	—	—	90
Fixed income
Government and related (3)	—	9,854	—	9,854	—	7,482	16	7,499
Corporate bonds (4)	—	17,088	2	17,090	—	1,896	4	1,899
Mortgage and asset-backed securities	—	633	10	643	—	6	—	6
Fixed income mutual funds (5)	313	—	—	313	38	—	—	38
Insurance contracts	—	—	—	—	—	1,079	—	1,079
Cash and short-term investments (6)	244	2,305	—	2,549	142	422	—	564
Real estate	—	—	—	—	—	—	411	411
Derivatives (7)	(82)	2	—	(80)	(1)	481	—	480
Other mutual funds (8)	—	—	—	—	115	—	—	115
Subtotal	11,784	29,884	12	41,680	5,016	11,366	431	16,812
Investments measured at net asset value using the NAV practical expedient (9)	—	—	—	10,179	—	—	—	18,986
Other (10)	—	—	—	(143)	—	—	—	(50)
Fair value of plan assets	$11,784	$29,884	$12	$51,716	$5,016	$11,366	$431	$35,748

(1)         Represents U.S. and international securities. The U.S. Plan includes IBM common stock of $34 million, representing 0.1 percent of the U.S. Plan assets. Non-U.S. Plans include IBM common stock of $14 million, representing 0.04 percent of the non-U.S. Plans assets.

(2)         Invests in predominantly equity securities

(3)         Includes debt issued by national, state and local governments and agencies

(4)         The U.S. Plan includes IBM corporate bonds of $23 million, representing 0.04 percent of the U.S. Plan assets. Non-U.S. plans include IBM corporate bonds of $1 million representing 0.004 percent of the non-U.S. Plan assets.

(5)         Invests in predominantly fixed-income securities

(6)         Includes cash and cash equivalents and short-term marketable securities

(7)         Includes interest rate derivatives, forwards, exchange traded and other over-the-counter derivatives

(8)         Invests in both equity and fixed-income securities

(9)         Investments measured at fair value using the net asset value (NAV) per share (or its equivalent) as a practical expedient, including commingled funds, hedge funds, private equity and real estate partnerships

(10)  Represents net unsettled transactions, relating primarily to purchases and sales of plan assets

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

Notes to Consolidated Financial Statements

International Business Machines Corporation and Subsidiary Companies

The following tables present the reconciliation of the beginning and ending balances of Level 3 assets for the years ended December 31, 2016 and 2015 for the U.S. Plan.

($ in millions)

		Mortgage
		and Asset-
	Corporate	Backed
	Bonds	Securities	Total
Balance at January 1, 2016	$2	$10	$12
Return on assets held at end of year	(3)	0	(2)
Return on assets sold during the year	0	1	1
Purchases, sales and settlements, net	103	(5)	99
Transfers, net	(2)	(2)	(3)
Balance at December 31, 2016	$101	$5	$106

($ in millions)

		Mortgage
		and Asset-
	Corporate	Backed
	Bonds	Securities	Total
Balance at January 1, 2015	$4	$20	$24
Return on assets held at end of year	0	0	0
Return on assets sold during the year	1	0	1
Purchases, sales and settlements, net	(5)	(2)	(7)
Transfers, net	2	(8)	(6)
Balance at December 31, 2015	$2	$10	$12

The following tables present the reconciliation of the beginning and ending balances of Level 3 assets for the years ended December 31, 2016 and 2015 for the non-U.S. Plans.

($ in millions)

	Government	Corporate	Real
	and Related	Bonds	Estate	Total
Balance at January 1, 2016	$16	$4	$411	$431
Return on assets held at end of year	1	0	(22)	(21)
Return on assets sold during the year	0	0	35	35
Purchases, sales and settlements, net	0	(3)	(68)	(72)
Transfers, net	0	—	—	0
Foreign exchange impact	0	0	(62)	(63)
Balance at December 31, 2016	$16	$1	$294	$310

Notes to Consolidated Financial Statements

International Business Machines Corporation and Subsidiary Companies

($ in millions)

	Government	Corporate
	and Related	Bonds	Real Estate	Total
Balance at January 1, 2015	$32	$1	$411	$444
Return on assets held at end of year	(2)	0	28	26
Return on assets sold during the year	0	0	42	42
Purchases, sales and settlements, net	(10)	3	(51)	(58)
Transfers, net	—	—	—	—
Foreign exchange impact	(3)	0	(20)	(23)
Balance at December 31, 2015	$16	$4	$411	$431

Valuation Techniques

The following is a description of the valuation techniques used to measure plan assets at fair value. There were no changes in valuation techniques during 2016 and 2015.

Equity securities are valued at the closing price reported on the stock exchange on which the individual securities are traded. IBM common stock is valued at the closing price reported on the New York Stock Exchange. Mutual funds are typically valued based on quoted market prices. These assets are generally classified as Level 1.

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

Real estate valuations require significant judgment due to the absence of quoted market prices, the inherent lack of liquidity and the long-term nature of such assets. These assets are initially valued at cost and are reviewed periodically utilizing available and relevant market data, including appraisals, to determine if the carrying value of these assets should be adjusted. These assets are classified as Level 3.

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

Certain investments are measured at fair value using the net asset value (NAV) per share (or its equivalent) as a practical expedient. These investments, which include commingled funds, hedge funds, private equity and real estate partnerships, are typically valued using the net asset value (NAV) provided by the administrator of the fund and reviewed by the company. The NAV is based on the value of the underlying assets owned by the fund, minus liabilities and divided by the number of shares or units outstanding. In accordance with FASB guidance, these investments have not been classified in the fair value hierarchy. Refer to note B, “Accounting Changes.”

Contributions

Defined Benefit Pension Plans

It is the company’s general practice to fund amounts for pensions sufficient to meet the minimum requirements set forth in applicable employee benefits laws and local tax laws. From time to time, the company contributes additional amounts as it deems appropriate.

The company contributed $169 million in cash and $295 million in U.S. Treasury Securities to non-U.S. defined benefit pension plans as well as $43 million in cash to multi-employer plans for the year ended December 31, 2016. The contribution of U.S. Treasury securities is considered a non-cash transaction in the Consolidated Statement of Cash Flows. For the year ended December 31, 2015, the company contributed $474 million in cash to non-U.S. defined benefit pension plans and $40 million in cash to multi-employer plans. The cash contributions to multi-employer plans represent the annual cost included in net periodic (income)/cost recognized in the Consolidated Statement of Earnings. The company’s participation in multi-employer plans has no material impact on the company’s financial statements.

In 2017, the company is not legally required to make any contributions to the U.S. defined benefit pension plans. However, depending on market conditions, or other factors, the company may elect to make discretionary contributions to the Qualified PPP during the year.

The Pension Protection Act of 2006 (the Act), enacted into law in 2006, is a comprehensive reform package that, among other provisions, increases pension funding requirements for certain U.S. defined benefit plans, provides guidelines for measuring pension plan assets and pension obligations for funding purposes and raises tax deduction limits for contributions to retirement-related benefit plans. The additional funding requirements by the Act apply to plan years beginning after December 31, 2007. The Act was updated by the Worker, Retiree and Employer Recovery Act of 2008, which revised the funding requirements in the Act by clarifying that pension plans may smooth the value of pension plans over 24 months. At December 31, 2016, no mandatory contribution was required for 2017.

In 2017, the company estimates contributions to its non-U.S. defined benefit and multi-employer plans to be approximately $500 million, the largest of which will be contributed to defined benefit pension plans in the UK, Japan and Spain. This amount represents the legally mandated minimum contributions.

Notes to Consolidated Financial Statements

International Business Machines Corporation and Subsidiary Companies

Financial market performance in 2017 could increase the legally mandated minimum contribution in certain countries which require monthly or daily remeasurement of the funded status. The company could also elect to contribute more than the legally mandated amount based on market conditions or other factors.

Defined Contribution Plans

The company contributed $1,046 million and $1,117 million in cash to the defined contribution plans during the years ended December 31, 2016 and 2015, respectively. In 2017, the company estimates cash contributions to the defined contribution plans to be approximately $1.0 billion.

Nonpension Postretirement Benefit Plans

The company contributed $305 million and $408 million to the nonpension postretirement benefit plans during the years ended December 31, 2016 and 2015, respectively. The $305 million contribution in 2016 consisted of $80 million in cash and $225 million in U.S. Treasury securities. The $408 million contribution in 2015 consisted of $328 million in cash and $80 million in U.S. Treasury securities. The contribution of U.S. Treasury securities is considered a non-cash transaction in the Consolidated Statement of Cash Flows.

Expected Benefit Payments

Defined Benefit Pension Plan Expected Payments

The following table presents the total expected benefit payments to defined benefit pension plan participants. These payments have been estimated based on the same assumptions used to measure the plans’ PBO at December 31, 2016 and include benefits attributable to estimated future compensation increases, where applicable.

($ in millions)

					Total
	Qualified	Nonqualified	Qualified	Nonqualified	Expected
	U.S. Plan	U.S. Plans	Non-U.S. Plans	Non-U.S. Plans	Benefit
	Payments	Payments	Payments	Payments	Payments
2017	$3,519	$120	$1,689	$306	$5,634
2018	3,519	121	1,705	301	5,646
2019	3,504	121	1,730	312	5,668
2020	3,589	122	1,741	358	5,809
2021	3,525	123	1,783	376	5,806
2022—2026	16,970	594	9,077	2,121	28,762

The 2017 expected benefit payments to defined benefit pension plan participants not covered by the respective plan assets (underfunded plans) represent a component of compensation and benefits, within current liabilities, in the Consolidated Statement of Financial Position.

Nonpension Postretirement Benefit Plan Expected Payments

The following table reflects the total expected benefit payments to nonpension postretirement benefit plan participants. These payments have been estimated based on the same assumptions used to measure the plans’ APBO at December 31, 2016.

($ in millions)

				Total
		Qualified	Nonqualified	Expected
	U.S. Plan	Non-U.S. Plans	Non-U.S. Plans	Benefit
	Payments	Payments	Payments	Payments
2017	$396	$6	$30	$432
2018	397	6	32	435
2019	403	6	34	443
2020	405	6	37	448
2021	395	7	39	441
2022—2026	1,743	36	219	1,998

The 2017 expected benefit payments to nonpension postretirement benefit plan participants not covered by the respective plan assets represent a component of compensation and benefits, within current liabilities, in the Consolidated Statement of Financial Position.

Other Plan Information

The following table presents information for defined benefit pension plans with accumulated benefit obligations (ABO) in excess of plan assets. For a more detailed presentation of the funded status of the company’s defined benefit pension plans, see the table on page 140.

Notes to Consolidated Financial Statements

International Business Machines Corporation and Subsidiary Companies

($ in millions)

	2016		2015
	Benefit	Plan	Benefit	Plan
At December 31:	Obligation	Assets	Obligation	Assets
Plans with PBO in excess of plan assets	$29,182	$16,374	$29,784	$17,677
Plans with ABO in excess of plan assets	28,770	16,272	29,135	17,492
Plans with assets in excess of PBO	68,017	71,051	68,053	69,786

NOTE T. SEGMENT INFORMATION

In January 2016, the company made a number of changes to its organizational structure and management system consistent with its ongoing transformation to a cognitive solutions and cloud platform business. With these changes, the company updated its reportable segments. The company filed a recast 2015 Annual Report in a Form 8-K on June 13, 2016 to recast its historical segment information to reflect these changes. The company’s five reportable segments are as follows:

The Cognitive Solutions segment includes solutions units that address many of the company’s strategic areas, including analytics, commerce and security, several of the new initiatives around Watson Platform, Watson Health, Watson Internet of Things and Transaction Processing Software. The Technology Services & Cloud Platforms segment includes the company’s cloud infrastructure and platform capabilities, the previously reported Global Technology Services business and Integration Software. Operating Systems Software has been aligned with the underlying hardware platforms in the Systems segment. The Global Business Services and Global Financing segments remain unchanged.

The company also realigned a portion of its software support revenue, which was previously managed and reported in Integrated Technology Services within Global Technology Services, to the underlying software product areas.

The segments represent components of the company for which separate financial information is available that is utilized on a regular basis by the chief operating decision maker (the chief executive officer) in determining how to allocate resources and evaluate performance. The segments are determined based on several factors, including client base, homogeneity of products, technology, delivery channels and similar economic characteristics.

Information about each segment’s business and the products and services that generate each segment’s revenue is located in the “Description of Business” section on pages 32 to 34, and in the “Segment Details,” on pages 36 to 41 in the Management Discussion.

Segment revenue and pre-tax income include transactions between the segments that are intended to reflect an arm’s-length, market-based transfer price. Systems that are used by Technology Services & Cloud Platforms in outsourcing engagements are primarily sourced internally from the Systems segment and software is sourced from various segments. Software used by Technology Services & Cloud Platforms on external engagements is sourced internally through Cognitive Solutions and the Systems segments. For providing IT services that are used internally, Technology Services & Cloud Platforms and Global Business Services recover cost, as well as a reasonable fee, that is intended to reflect the arm’s-length value of providing the services. They enter into arm’s-length loans at prices equivalent to market rates with Global Financing to facilitate the acquisition of equipment and software used in services engagements. All internal transaction prices are reviewed annually, and reset if appropriate.

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

The following tables reflect the results of continuing operations of the company’s segments consistent with the management and measurement system utilized within the company. Performance measurement is based on pre-tax income from continuing operations. These results are used, in part, by the chief operating decision maker, both in evaluating the performance of, and in allocating resources to, each of the segments.

Notes to Consolidated Financial Statements

International Business Machines Corporation and Subsidiary Companies

Management System Segment View

($ in millions)

	Cognitive Solutions & Industry Services
			Technology
		Global	Services &
	Cognitive	Business	Cloud		Global	Total
For the year ended December 31:	Solutions	Services	Platforms	Systems	Financing	Segments
2016
External revenue	$18,187	$16,700	$35,337	$7,7 14	$1,692	$79,630
Internal revenue	2,630	409	715	750	1,802	6,307
Total revenue	$20,817	$17,109	$36,052	$8,464	$3,494	$85,936
Pre-tax income from continuing operations	$6,352	$1,732	$4,707	$933	$1,656	$15,380
Revenue year-to-year change	3.8%	(3.1)%	0.6%	(18.0)%	(22.0)%	(2.7)%
Pre-tax income year-to-year change	(12.3)%	(33.4)%	(17.0)%	(45.8)%	(29.9)%	(21.5)%
Pre-tax income margin	30.5%	10.1%	13.1%	11.0%	47. 4%	1 7.9%

2015
External revenue	$17,841	$17,166	$35,142	$9,547	$1,840	$81,535
Internal revenue	2,215	499	698	778	2,637	6,826
Total revenue	$20,055	$17,664	$35,840	$10,325	$4,477	$88,361
Pre-tax income from continuing operations	$7,245	$2,602	$5,669	$1,722	$2,364	$19,602
Revenue year-to-year change	(8.4)%	(11.9)%	(9.8)%	(22.4)%	(1.0)%	(11.2)%
Pre-tax income year-to-year change	(11.8)%	(22.3)%	(20.0)%	24.4%	8.0%	(11.8)%
Pre-tax income margin	36.1%	14.7%	15.8%	16.7%	52.8%	22.2%

2014
External revenue	$19,689	$19,512	$38,889	$12,294	$2,034	$92,418
Internal revenue	2,216	543	840	1,006	2,488	7,093
Total revenue	$21,906	$20,055	$39,729	$13,300	$4,522	$99,512
Pre-tax income from continuing operations	$8,215	$3,347	$7,084	$1,384	$2,189	$22,219
Revenue year-to-year change	(0.1)%	(8.5)%	(0.9)%	(19.8)%	5.1%	(5.1)%
Pre-tax income year-to-year change	(5.2)%	(2.9)%	(7.3)%	(21.5)%	0.8%	(6.2)%
Pre-tax income margin	37.5%	16.7%	17.8%	10.4%	48.4%	22.3%

Notes to Consolidated Financial Statements

International Business Machines Corporation and Subsidiary Companies

Reconciliations of IBM as Reported

($ in millions)

For the year ended December 31:	2016	2015	2014
Revenue
Total reportable segments	$85,936	$88,361	$99,512
Other revenue	289	206	374
Elimination of internal transactions	(6,307)	(6,826)	(7,093)
Total IBM consolidated revenue	$79,919	$81,741	$92,793

($ in millions)

For the year ended December 31:	2016	2015**	2014**
Pre-tax income from continuing operations:
Total reportable segments	$15,380	$19,602	$22,219
Amortization of acquired intangible assets	(998)	(677)	(791)
Acquisition-related charges	(5)	(26)	(12)
Non-operating retirement- related (costs)/income	(598)	(1,050)	(353)
Elimination of internal transactions	(1,160)	(1,675)	(1,746)
Unallocated corporate amounts*	(290)	(230)	688
Total pre-tax income from continuing operations	$12,330	$15,945	$19,986

*      The 2014 amount includes the gain related to the Retail Store Solutions divestiture and the net gain related to the System x business divestiture.

**   Reclassified to conform to 2016 presentation.

Immaterial Items

Investment in Equity Alliances and

Equity Alliances Gains/(Losses)

The investments in equity alliances and the resulting gains and (losses) from these investments that are attributable to the segments did not have a material effect on the financial position or the financial results of the segments.

Segment Assets and Other Items

Cognitive Solutions assets are mainly goodwill, acquired intangible assets and accounts receivable. Global Business Services assets are primarily goodwill and accounts receivable. Technology Services & Cloud Platforms assets are primarily goodwill, plant, property and equipment including the assets associated with the outsourcing business, deferred services arrangement transition costs, accounts receivable and acquired intangible assets. Systems assets are primarily goodwill, plant, property and equipment, and manufacturing inventory. Global Financing assets are primarily financing receivables, cash and marketable securities, and fixed assets under operating leases.

To ensure the efficient use of the company’s space and equipment, several segments may share plant, property and equipment assets. Where assets are shared, landlord ownership of the assets is assigned to one segment and is not allocated to each user segment. This is consistent with the company’s management system and is reflected accordingly in the table on page 153. In those cases, there will not be a precise correlation between segment pre-tax income and segment assets.

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

Global Financing amounts for interest income and interest expense reflect the interest income and interest expense associated with the Global Financing business, including the intercompany financing activities discussed on page 34, as well as the income from investment in cash and marketable securities. The explanation of the difference between cost of financing and interest expense for segment presentation versus presentation in the Consolidated Statement of Earnings is included on page 80 of the Management Discussion.

Notes to Consolidated Financial Statements

International Business Machines Corporation and Subsidiary Companies

Management System Segment View

($ in millions)

	Cognitive Solutions &
	Industry Services		Technology
		Global	Services &
	Cognitive	Business	Cloud		Global	Total
For the year ended December 31:	Solutions	Services	Platforms	Systems	Financing	Segments
2016
Assets	$25,517	$8,628	$24,085	$3,812	$36,492	$98,534
Depreciation/amortization of intangibles*	1,228	104	2,224	375	317	4,248
Capital expenditures/investments in intangibles	495	55	2,382	453	380	3,764
Interest income	—	—	—	—	1,547	1,547
Interest expense	—	—	—	—	371	371

2015
Assets	$20,017	$8,327	$23,530	$3,967	$36,157	$91,999
Depreciation/amortization of intangibles*	921	81	1,944	321	343	3,610
Capital expenditures/investments in intangibles	448	86	2,619	321	356	3,830
Interest income	—	—	—	—	1,720	1,720
Interest expense	—	—	—	—	469	469

2014
Assets	$19,525	$8,831	$22,512	$4,219	$38,845	$93,933
Depreciation/amortization of intangibles*	1,040	98	1,982	734	455	4,308
Capital expenditures/investments in intangibles	413	79	2,321	627	482	3,921
Interest income	—	—	—	—	1,951	1,951
Interest expense	—	—	—	—	518	518

*          Segment pre-tax income from continuing operations does not include the amortization of intangible assets.

Notes to Consolidated Financial Statements

International Business Machines Corporation and Subsidiary Companies

Reconciliations of IBM as Reported

($ in millions)

At December 31:	2016	2015	2014
Assets
Total reportable segments	$98,534	$91,999	$93,933
Elimination of internal transactions	(5,670)	(4,709)	(5,193)
Unallocated amounts
Cash and marketable securities	6,752	6,634	7,182
Notes and accounts receivable	2,660	2,333	4,253
Deferred tax assets	5,078	4,693	6,465
Plant, other property and equipment	2,656	2,650	2,169
Pension assets	3,034	1,734	2,160
Other	4,425	5,161	6,303
Total IBM consolidated assets	$117,470	$110,495	$117,271

Major Clients

No single client represented 10 percent or more of the company’s total revenue in 2016, 2015 or 2014.

Geographic Information

The following provides information for those countries that are 10 percent or more of the specific category.

Revenue*

($ in millions)

For the year ended
December 31:	2016	2015	2014
United States	$30,194	$30,514	$32,021
Japan	8,339	7,544	8,382
Other countries	41,386	43,683	52,390
Total IBM consolidated revenue	$79,919	$81,741	$92,793

*          Revenues are attributed to countries based on the location of the client.

Plant and Other Property—Net

($ in millions)

At December 31:	2016	2015	2014
United States	$4,701	$4,644	$4,388
Other countries	5,607	5,532	5,690
Total	$10,308	$10,176	$10,078

Revenue by Classes of Similar Products or Services

The following table presents external revenue for similar classes of products or services within the company’s reportable segments. Client solutions often include IBM software and systems and other suppliers’ products if the client solution requires it. For each of the segments that include services; Software-as-a-Service, consulting, education, training and other product-related services are included as services. For each of these segments, software includes product license charges and ongoing subscriptions.

($ in millions)

For the year ended
December 31:	2016	2015	2014
Cognitive Solutions
Software	$13,969	$14,557	$16,502
Services	4,111	3,175	3,143
Systems	107	108	44
Global Business Services
Services	$16,399	$16,851	$19,202
Software	179	164	186
Systems	121	151	124
Technology Services &
Cloud Platforms
Services	$24,311	$23,947	$26,462
Maintenance	5,862	6,085	6,790
Software	3,818	3,907	4,332
Systems	1,346	1,203	1,304
Systems
Servers	$3,567	$5,032	$7,177
Storage	2,083	2,325	2,641
Software	1,586	1,749	2,053
Services	478	442	423
Global Financing
Financing	$1,231	$1,386	$1,543
Used equipment sales	461	454	491

NOTE U. SUBSEQUENT EVENTS

On January 31, 2017, the company announced that the Board of Directors approved a quarterly dividend of $1.40 per common share. The dividend is payable March 10, 2017 to shareholders of record on February 10, 2017.

On January 24, 2017, the company issued $2.75 billion in bonds as follows: $500 million of 3-year floating-rate bonds priced at LIBOR plus 23 basis points, $750 million of 3-year fixed-rate bonds with a 1.9 percent coupon, $1.0 billion of 5-year fixed-rate bonds with a 2.5 percent coupon and $500 million of 10-year fixed-rate bonds with a 3.3 percent coupon.

Five-Year Comparison of Selected Financial Data

International Business Machines Corporation and Subsidiary Companies

($ in millions except per share amounts)

For the year ended December 31:	2016	2015	2014	2013	2012
Revenue	$79,919	$81,741	$92,793	$98,367	$102,874
Income from continuing operations	$11,881	$13,364	$15,751	$16,881	$16,999
Loss from discontinued operations, net of tax	$(9)	$(174)	$(3,729)	$(398)	$(395)
Net income	$11,872	$13,190	$12,022	$16,483	$16,604
Operating (non-GAAP) earnings*	$13,031	$14,659	$16,702	$18,356	$18,022
Earnings/(loss) per share of common stock:
Assuming dilution:
Continuing operations	$12.39	$13.60	$15.59	$15.30	$14.71
Discontinued operations	$(0.01)	$(0.18)	$(3.69)	$(0.36)	$(0.34)
Total	$12.38	$13.42	$11.90	$14.94	$14.37
Basic:
Continuing operations	$12.44	$13.66	$15.68	$15.42	$14.88
Discontinued operations	$(0.01)	$(0.18)	$(3.71)	$(0.36)	$(0.35)
Total	$12.43	$13.48	$11.97	$15.06	$14.53
Diluted operating (non-GAAP)*	$13.59	$14.92	$16.53	$16.64	$15.60
Cash dividends paid on common stock	$5,256	$4,897	$4,265	$4,058	$3,773
Per share of common stock	5.50	5.00	4.25	3.70	3.30
Investment in property, plant and equipment	$3,567	$3,579	$3,740	$3,623	$4,082
Return on IBM stockholders’ equity	74.0%	101.1%	72.5%	83.8%	81.6%

At December 31:	2016	2015	2014	2013	2012
Total assets	$117,470	$110,495	$117,271	$125,641	$118,965
Net investment in property, plant and equipment	$10,830	$10,727	$10,771	$13,821	$13,996
Working capital	$7,613	$8,235	$7,797	$9,610	$4,413
Total debt	$42,169	$39,890	$40,722	$39,637	$33,209
Total equity	$18,392	$14,424	$12,014	$22,929	$18,984

*          Refer to the “GAAP Reconciliation,” on page 63 of the company’s 2014 Annual Report for the reconciliation of non-GAAP financial information for 2013 and 2012. Also see “GAAP Reconciliation,” on pages 48, 49 and 66 for the reconciliation of non-GAAP financial information for 2016, 2015 and 2014.

Selected Quarterly Data

International Business Machines Corporation and Subsidiary Companies

($ in millions except per share amounts and stock prices)

	First	Second	Third	Fourth
2016	Quarter	Quarter	Quarter	Quarter	Full Year
Revenue	$18,684	$20,238	$19,226	$21,770	$79,919
Gross profit	$8,686	$9,702	$9,013	$10,893	$38,294
Income from continuing operations	$2,016	$2,505	$2,854	$4,505	$11,881
Income/(loss) from discontinued operations, net of tax	$(3)	$0	$(1)	$(4)	$(9)
Net income	$2,014	$2,504	$2,853	$4,501	$11,872
Operating (non-GAAP) earnings*	$2,270	$2,835	$3,149	$4,776	$13,031
Earnings per share of common stock**
Assuming dilution:
Continuing operations	$2.09	$2.61	$2.98	$4.73	$12.39
Discontinued operations	$0.00	$0.00	$0.00	$(0.01)	$(0.01)
Total	$2.09	$2.61	$2.98	$4.72	$12.38
Basic:
Continuing operations	$2.09	$2.62	$2.99	$4.75	$12.44
Discontinued operations	$0.00	$0.00	$0.00	$(0.01)	$(0.01)
Total	$2.09	$2.62	$2.99	$4.74	$12.43
Diluted operating (non-GAAP)*	$2.35	$2.95	$3.29	$5.01	$13.59
Dividends per share of common stock	$1.30	$1.40	$1.40	$1.40	$5.50
Stock prices++
High	$151.45	$155.35	$163.53	$168.51
Low	$117.85	$143.50	$151.68	$149.63

($ in millions except per share amounts and stock prices)

	First	Second	Third	Fourth
2015	Quarter	Quarter	Quarter	Quarter	Full Year
Revenue	$19,590	$20,813	$19,280	$22,059	$81,741
Gross profit	$9,452	$10,390	$9,436	$11,407	$40,684
Income from continuing operations	$2,415	$3,526	$2,962	$4,460	$13,364
Income/(loss) from discontinued operations, net of tax	$(88)	$(77)	$(12)	$3	$(174)
Net income	$2,328	$3,449	$2,950	$4,463	$13,190
Operating (non-GAAP) earnings*	$2,890	$3,790	$3,272	$4,707	$14,659
Earnings per share of common stock**
Assuming dilution:
Continuing operations	$2.44	$3.58	$3.02	$4.59	$13.60
Discontinued operations	$(0.09)	$(0.08)	$(0.01)	$0.00	$(0.18)
Total	$2.35	$3.50	$3.01	$4.59	$13.42
Basic:
Continuing operations	$2.45	$3.59	$3.04	$4.60	$13.66
Discontinued operations	$(0.09)	$(0.08)	$(0.01)	$0.00	$(0.18)
Total	$2.36	$3.51	$3.03	$4.60	$13.48
Diluted operating (non-GAAP)*	$2.91	$3.84	$3.34	$4.84	$14.92
Dividends per share of common stock	$1.10	$1.30	$1.30	$1.30	$5.00
Stock prices++
High	$164.83	$174.40	$173.22	$152.39
Low	$151.55	$159.18	$140.96	$131.75

*

Refer to page 71 of the company’s first-quarter 2016 Form 10-Q filed on April 26, 2016, page 87 of the company’s second-quarter 2016 Form 10-Q filed on July 26, 2016, page 87 of the company’s third-quarter 2016 Form 10-Q filed on October 25, 2016, and page 55 under the heading “GAAP Reconciliation” for the reconciliation of non-GAAP financial information for the quarterly periods of 2016 and 2015. Also see “GAAP Reconciliation,” on pages 48 and 49 for the reconciliation of non-GAAP financial information for full-year 2016 and 2015.

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

Performance Graph

International Business Machines Corporation and Subsidiary Companies

Comparison of Five- and Ten-Year Cumulative Total Return for IBM, S&P 500 Stock Index and S&P Information Technology Index

The following graphs compare the five- and ten-year cumulative total returns for IBM common stock with the comparable cumulative return of certain Standard & Poor’s (S&P) indices. Due to the fact that IBM is a company included in the S&P 500 Stock Index, the SEC’s rules require the use of that index for the required five-year graph. Under those rules, the second index used for comparison may be a published industry or line-of-business index. The S&P Information Technology Index is such an index. IBM is also included in this index.

Each graph assumes $100 invested on December 31 (of the initial year shown in the graph) in IBM common stock and $100 invested on the same date in each of the S&P indices. The comparisons assume that all dividends are reinvested.

Five-Year

(U.S. Dollar)			2011		2012	2013		2014	2015		2016
IBM Common Stock				$100.00	$105.93		$105.74	$92.63		$82.06	$102.73
S & P 500 Index			100.00		116.00	153.58		174.60	177.01		198.18
S & P Information Technology Index			100.00		114.82	147.47		177.13	187.63		213.61

Ten-Year

(U.S. Dollar)	2006	2007	2008	2009	2010	2011	2012	2013	2014	2015	2016
IBM Common Stock	$100.00	$112.84	$89.41	$141.81	$162.07	$206.50	$218.76	$218.36	$191.29	$169.46	$212.15
S & P 500 Index	100.00	105.49	66.46	84.05	96.71	98.75	114.56	151.66	172.42	174.81	195.72
S & P Information Technology Index	100.00	116.31	66.13	106.95	117.85	120.69	138.58	177.98	213.78	226.45	257.81

Board of Directors and Senior Leadership

International Business Machines Corporation and Subsidiary Companies

BOARD OF DIRECTORS

Kenneth I. Chenault

Chairman and Chief Executive Officer

American Express Company

Michael L. Eskew

Retired Chairman and

Chief Executive Officer

United Parcel Service, Inc.

David N. Farr

Chairman and Chief Executive Officer

Emerson Electric Co.

Mark Fields

President and Chief Executive Officer

Ford Motor Company

Alex Gorsky

Chairman and Chief Executive Officer

Johnson & Johnson

Shirley Ann Jackson

President

Rensselaer Polytechnic Institute

Andrew N. Liveris

Chairman and Chief Executive Officer

The Dow Chemical Company

W. James McNerney, Jr.

Retired Chairman and
Chief Executive Officer

The Boeing Company

Hutham S. Olayan

President and Chief Executive Officer,

Olayan America, and Principal, Director and Senior Executive

The Olayan Group

James W. Owens

Retired Chairman and

Chief Executive Officer

Caterpillar Inc.

Virginia M. Rometty

Chairman, President and

Chief Executive Officer

IBM

Joan E. Spero*

Adjunct Senior Research Scholar

Columbia University School of International and Public Affairs

Sidney Taurel

Chairman

Pearson plc

Peter R. Voser

Chairman

ABB Ltd.

SENIOR LEADERSHIP

Simon J. Beaumont

Vice President

Tax and Treasurer

Michelle H. Browdy

Senior Vice President

Legal and Regulatory Affairs,

and General Counsel

Erich Clementi

Senior Vice President

IBM Global Markets

Robert F. Del Bene

Vice President and Controller

Bruno V. Di Leo Allen

Senior Vice President

IBM Global Markets

Mark Foster

Senior Vice President

IBM Global Business Services

Diane J. Gherson

Senior Vice President

Human Resources

Jon C. Iwata

Senior Vice President

Marketing and Communications

Martin Jetter

Senior Vice President

IBM Global Technology Services

James J. Kavanaugh

Senior Vice President

Transformation and Operations

John E. Kelly III

Senior Vice President

IBM Cognitive Solutions

and IBM Research

David W. Kenny

Senior Vice President

IBM Watson and

IBM Cloud Platform

Kenneth M. Keverian

Senior Vice President

Corporate Strategy

Arvind Krishna

Senior Vice President

IBM Hybrid Cloud and

Director of IBM Research

Robert J. LeBlanc

Senior Vice President

Christina M. Montgomery

Vice President

Assistant General Counsel

and Secretary

Robert J. Picciano

Senior Vice President

IBM Cognitive Systems

Michael D. Rhodin

Senior Vice President

IBM Watson Business Development

Virginia M. Rometty

Chairman, President and

Chief Executive Officer

Thomas W. Rosamilia

Senior Vice President

IBM Systems

Martin J. Schroeter

Senior Vice President and

Chief Financial Officer

Bridget A. van Kralingen

Senior Vice President

IBM Industry Platforms

*          Term on the Board ends on April 25, 2017.

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

IBM on the Internet

Topics featured in this Annual Report can be found online at www.ibm.com. Financial results, news on IBM products, services and other activities can also be found at that website.

IBM files reports with the Securities and Exchange Commission (SEC), including the annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and any other filings required by the SEC.

IBM’s website (www.ibm.com/investor) contains a significant amount of information about IBM, including the company’s annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and all amendments to those reports as soon as reasonably practicable after such material is electronically filed with or furnished to the SEC. These materials are available free of charge on or through our website.

The public may read and copy any materials the company files with the SEC at the SEC’s Public Reference Room at 100 F Street, NE, Washington, DC 20549. The public may obtain information on the operation of the Public Reference Room by calling the SEC at (800) SEC-0330. The SEC maintains a website (www.sec.gov) that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC.

Computershare Investment Plan

(formerly IBM Investor Services Program)

The Computershare Investment Plan brochure outlines a number of services provided for IBM stockholders and potential IBM investors, including the reinvestment of dividends, direct purchase and the deposit of IBM stock certificates for safekeeping. Call (888) IBM-6700 for a copy of the brochure. Investors residing outside the United States, Canada and Puerto Rico should call (781) 575-2727.

Investors with other requests may write to: IBM Stockholder Relations, New Orchard Road, M/D 325, Armonk, New York 10504.

IBM Stock

IBM common stock is listed on the New York Stock Exchange, the Chicago Stock Exchange, and outside the United States.

Stockholder Communications

Stockholders can get quarterly financial results, a summary of the Annual Meeting remarks, and voting results from the meeting by calling (914) 499-7777, by sending an e-mail to infoibm@us.ibm.com, or by writing to IBM Stockholder Relations, New Orchard Road, M/D 325, Armonk, New York 10504.

Annual Meeting

The IBM Annual Meeting of Stockholders will be held on Tuesday, April 25, 2017, at 10 a.m. at the Tampa Marriott Waterside Hotel & Marina, Tampa, Florida.

Literature for IBM Stockholders

The literature mentioned below on IBM is available without charge from:

Computershare Trust Company, N.A., P.O. Box 43078, Providence, Rhode Island 02940-3078 (888) IBM-6700.

Investors residing outside the United States, Canada and Puerto Rico should call (781) 575-2727.

The company’s annual report on Form 10-K and the quarterly reports on Form 10-Q provide additional information on IBM’s business. The 10-K report is released by the end of February; 10-Q reports are released by early May, August and November.

An audio recording of the 2016 Annual Report will be available for sight-impaired stockholders in June 2017.

The IBM Corporate Responsibility Report highlights IBM’s values and its integrated approach to corporate responsibility, including its innovative strategies to transform communities through global citizenship. The full Corporate Responsibility Report is available online at www.ibm.com/responsibility. It is also available in printed form by downloading the report at www.ibm. com/responsibility.

General Information

Stockholders of record can receive account information and answers to frequently asked questions regarding stockholder accounts online at www.ibm.com/investor. Stockholders of record can also consent to receive future IBM Annual Reports and Proxy Statements online through this site.

For answers to general questions about IBM from within the continental United States, call (800) IBM-4YOU. From outside the United States, Canada and Puerto Rico, call (914) 499-1900.

International Business Machines Corporation

New Orchard Road, Armonk, New York 10504

(914) 499-1900

AIX, AlchemyAI, Aspera, Blekko, Blue Box, Bluemix, Bluewolf, Clearleap, Cleversafe, Cloudant, Explorys, Gravitant, IBM, IBM Flex Systems, IBM MobilFirst, IBM Watson, Kenexa, Merge Healthcare, OpenPOWER, Phytel, POWER, Power Systems, Resilient, The Weather Company, Silverpop, StrongLoop, Ustream, Watson, Watson Health, Watson IoT, z/OS and z System are trademarks or registered trademarks of International Business Machines Corporation or its wholly owned subsidiaries. GLOBALFOUNDRIES is a registered trademark of GLOBALFOUNDRIES Inc. Lenovo is a trademark of Lenovo Group Limited in the United States, other countries, or both. Linux is a registered trademark of Linus Torvalds in the United States, other countries, or both. UNIX is a registered trademark of the Open Group in the United States and other countries. Other company, product and service names may be trademarks or service marks of others.

The IBM Annual Report is printed on recycled paper and is recyclable.

Printed in the U.S.A.                                  COL03002-USEN-16

Design: Havas               Printing: RR Donnelley