Form 10-K, Exhibit 13
period 2017-12-31
INTERNATIONAL BUSINESS MACHINES CORP
filed 2018-02-27
CIK 51143

Exhibit 13

Report of Financials

International Business Machines Corporation and Subsidiary Companies

MANAGEMENT DISCUSSION
Overview		26
Forward-Looking and Cautionary Statements		27
Management Discussion Snapshot		27
Description of Business		30
Year in Review		35
Prior Year in Review		56
Other Information		66
Looking Forward		66
Liquidity and Capital Resources		67
Critical Accounting Estimates		70
Currency Rate Fluctuations		73
Market Risk		74
Cybersecurity		75
Employees and Related Workforce		75

Report of Management		76

Report of Independent Registered Public Accounting Firm		77

CONSOLIDATED FINANCIAL STATEMENTS
Earnings		78
Comprehensive Income		79
Financial Position		80
Cash Flows		81
Changes in Equity		82

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
A	Significant Accounting Policies	84
B	Accounting Changes	94
C	Acquisitions/Divestitures	96
D	Financial Instruments	100
E	Inventories	107
F	Financing Receivables	107
G	Property, Plant and Equipment	111
H	Investments and Sundry Assets	111
I	Intangible Assets Including Goodwill	111
J	Borrowings	112
K	Other Liabilities	115
L	Equity Activity	116
M	Contingencies and Commitments	119
N	Taxes	121
O	Research, Development and Engineering	124
P	Earnings Per Share of Common Stock	124
Q	Rental Expense and Lease Commitments	125
R	Stock-Based Compensation	125
S	Retirement-Related Benefits	128
T	Segment Information	142
U	Subsequent Events	146

Five-Year Comparison of Selected Financial Data		147

Selected Quarterly Data		148

Performance Graphs		149

Stockholder Information		150

Management Discussion

International Business Machines Corporation and Subsidiary Companies

OVERVIEW

The financial section of the International Business Machines Corporation (IBM or the company) 2017 Annual Report includes the Management Discussion, the Consolidated Financial Statements and the Notes to Consolidated Financial Statements. This Overview is designed to provide the reader with some perspective regarding the information contained in the financial section.

Organization of Information

•             The Management Discussion is designed to provide readers with an overview of the business and a narrative on the company’s financial results and certain factors that may affect its future prospects from the perspective of the company’s management. The “Management Discussion Snapshot,” beginning on page 27, presents an overview of the key performance drivers in 2017.

•             Beginning with the “Year in Review” on page 35, the Management Discussion contains the results of operations for each reportable segment of the business and a discussion of the company’s financial position and cash flows. Other key sections within the Management Discussion include: “Looking Forward” on page 66, and “Liquidity and Capital Resources” on page 67, which includes a description of management’s definition and use of free cash flow.

•             The Consolidated Financial Statements are presented on pages 78 through 83. These statements provide an overview of the company’s income and cash flow performance and its financial position.

•             The Notes follow the Consolidated Financial Statements. Among other items, the Notes contain the company’s accounting policies (pages 84 to 93), acquisitions and divestitures (pages 96 to 99), detailed information on specific items within the financial statements, certain contingencies and commitments (pages 119 to 121) and retirement-related plans information (pages 128 to 142).

•             The Consolidated Financial Statements and the Notes have been prepared in accordance with accounting principles generally accepted in the United States (GAAP).

•             On December 22, 2017, the Tax Cuts and Jobs Act (“U.S. tax reform”) was enacted in the U.S. This Act resulted in the company recognizing a fourth quarter provisional one-time charge of $5.5 billion. Refer to note N, “Taxes,” on pages 121 to 124 for additional information.

•             The references to “adjusted for currency” or “at constant currency” in the Management Discussion do not include operational impacts that could result from fluctuations in foreign currency rates. When the company refers to growth rates at constant currency or adjusts such growth rates for currency, it is done so that certain financial results can be viewed without the impact of fluctuations in foreign currency exchange rates, thereby facilitating period-to-period comparisons of its business performance. Financial results adjusted for currency are calculated by translating current period activity in local currency using the comparable prior year period’s currency conversion rate. This approach is used for countries where the functional currency is the local currency. Generally, when the dollar either strengthens or weakens against other currencies, the growth at constant currency rates or adjusting for currency will be higher or lower than growth reported at actual exchange rates. See “Currency Rate Fluctuations” on page 73 for additional information.

•             Within the financial statements and tables in this Annual Report, certain columns and rows may not add due to the use of rounded numbers for disclosure purposes. Percentages reported are calculated from the underlying whole-dollar numbers.

Operating (non-GAAP) Earnings

In an effort to provide better transparency into the operational results of the business, the company separates business results into operating and non-operating categories. Operating earnings from continuing operations is a non-GAAP measure that excludes the effects of certain acquisition-related charges, intangible asset amortization expense resulting from basis differences on equity method investments, retirement-related costs, discontinued operations and related tax impacts. For the fourth-quarter and full-year 2017, operating (non-GAAP) earnings also exclude a one-time charge associated with the enactment of U.S. tax reform due to its unique and non-recurring nature. For acquisitions, operating (non-GAAP) earnings exclude the amortization of purchased intangible assets and acquisition-related charges such as in-process research and development, transaction costs, applicable restructuring and related expenses and tax charges related to acquisition integration. These charges are excluded as they may be inconsistent in amount and timing from period to period and are dependent on the size, type and frequency of the company’s acquisitions. All other spending for acquired companies is included in both earnings from continuing operations and in operating (non-GAAP) earnings.

Throughout the Management Discussion and Analysis, the impact of acquisitions over the prior 12-month period may be a driver of higher expense year to year. For retirement-related costs, the company characterizes certain items as operating and others as non-operating. The company includes defined benefit plan and nonpension postretirement benefit plan service cost, amortization of prior service cost and the cost of defined contribution plans in operating earnings. Non-operating retirement-related cost includes defined benefit plan and nonpension postretirement benefit plan interest cost, expected return on plan assets, amortized actuarial gains/losses, the impacts of any plan curtailments/settlements and multi-employer plan costs, pension insolvency costs and other costs. Non-operating retirement-related costs are primarily related to changes in pension plan assets and liabilities which are tied to financial market performance, and the company considers these costs to be outside of the operational performance of the business. Effective January 1, 2018, the company adopted the new Financial Accounting Standards Board (FASB) guidance on presentation of net periodic pension and nonpension postretirement benefits costs, and as a result, the company will align its presentation for operating (non-GAAP) earnings to conform to the FASB presentation of these costs included in the Consolidated Statement of Earnings. Operating (non-GAAP) earnings will no longer include amortization of prior service costs and will now include multi-employer plan costs. The full-year 2018 operating (non-GAAP) earnings per share expectation has been calculated under this new definition.

Overall, the company believes that providing investors with a view of operating earnings as described here provides increased transparency and clarity into both the operational results of the business and the performance of the company’s pension plans;

Management Discussion

International Business Machines Corporation and Subsidiary Companies

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

FORWARD-LOOKING AND CAUTIONARY STATEMENTS

Certain statements contained in this Annual Report may constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Any forward-looking statement in this Annual Report speaks only as of the date on which it is made; the company assumes no obligation to update or revise any such statements. Forward-looking statements are based on the company’s current assumptions regarding future business and financial performance; these statements, by their nature, address matters that are uncertain to different degrees. Forward-looking statements involve a number of risks, uncertainties and other factors that could cause actual results to be materially different, as discussed more fully elsewhere in this Annual Report and in the company’s filings with the Securities and Exchange Commission (SEC), including the company’s 2017 Form 10-K filed on February 27, 2018.

MANAGEMENT DISCUSSION SNAPSHOT

($ and shares in millions except per share amounts)

				Yr.-to-Yr.
				Percent/
				Margin
For the year ended December 31:	2017		2016	Change
Revenue	$79,139		$79,919	(1.0	)%*
Gross profit margin	45.8%		47.9%	(2.1	)pts.
Total expense and other (income)	$24,827		$25,964	(4.4)%
Total expense and other (income)-to-revenue ratio	31.4%		32.5%	(1.1	)pts.
Income from continuing operations before income taxes	$11,400		$12,330	(7.5)%
Provision for income taxes from continuing operations	$5,642	**	$449	NM
Income from continuing operations	$5,758	**	$11,881	(51.5)%
Income from continuing operations margin	7.3%		14.9%	(7.6.	)pts
Loss from discontinued operations, net of tax	$(5)		$(9)	(44.7)%
Net income	$5,753	**	$11,872	(51.5)%
Earnings per share from continuing operations:
Assuming dilution	$6.14	**	$12.39	(50.4)%
Consolidated earnings per share—assuming dilution	$6.14	**	$12.38	(50.4)%
Weighted-average shares outstanding
Assuming dilution	937.4		958.7	(2.2)%
Assets+	$125,356		$117,470	6.7%
Liabilities+	$107,631		$99,078	8.6%
Equity+	$17,725		$18,392	(3.6)%

*       (1.3) percent adjusted for currency.

**Includes a one-time charge of $5.5 billion associated with the enactment of U.S. tax reform, or $5.84 of diluted earnings per share in 2017.

+       At December 31

NM—Not meaningful

The following table provides the company’s (non-GAAP) operating earnings for 2017 and 2016.

($ in millions except per share amounts)

				Yr.-to-Yr.
				Percent
For the year ended December 31:	2017		2016	Change
Net income as reported	$5,753	**	$11,872	(51.5)%
Loss from discontinued operations, net of tax	(5)		(9)	(44.7)
Income from continuing operations	$5,758	**	$11,881	(51.5)%
Non-operating adjustments (net of tax)
Acquisition-related charges	718		735	(2.3)
Non-operating retirement-related costs/(income)	983		415	137.0
U.S. tax reform one-time charge	5,475		—	NM
Operating (non-GAAP) earnings*	$12,935		$13,031	(0.7)%
Diluted operating (non-GAAP) earnings per share	$13.80		$13.59	1.5%

*       See page 49 for a more detailed reconciliation of net income to operating earnings.

**Includes a one-time charge of $5.5 billion associated with the enactment of U.S. tax reform in 2017.

NM—Not meaningful

Management Discussion

International Business Machines Corporation and Subsidiary Companies

In 2017, the company reported $79.1 billion in revenue and $5.8 billion in income from continuing operations, which includes a one-time charge of $5.5 billion associated with the enactment of U.S. tax reform. Operating (non-GAAP) earnings were $12.9 billion, which excludes the one-time charge. Diluted earnings per share from continuing operations were $6.14 as reported and $13.80 on an operating (non-GAAP) basis. The company generated $16.7 billion in cash from operations, $13.0 billion in free cash flow and delivered shareholder returns of $9.8 billion in gross common stock repurchases and dividends.

Total consolidated revenue in 2017 decreased 1.0 percent as reported and 1.3 percent year to year adjusted for currency. The company returned to revenue growth in the fourth quarter with an increase of 3.6 percent as reported and 0.9 percent adjusted for currency. Year-to-year revenue performance improved sequentially in the second half of 2017 compared to first-half performance. Contributors to the second-half improvement included: momentum in cloud and as-a-Service offerings, strong Systems growth across IBM Z, Power and Storage, improved software transactional performance and improved growth in Consulting.

In 2017, the company continued to deliver solid revenue growth in its strategic imperatives which generated $36.5 billion of revenue and grew 11 percent as reported and adjusted for currency, with double-digit growth in cloud, security and mobile, as the company continues to build new products and offerings and continuously reinvent its platforms. These are not separate businesses, they are offerings across the segments that address opportunities in analytics, cloud, security and mobile. The company is embedding cloud and cognitive capabilities across the business and the strategic imperatives reflect the progress being made in helping enterprise clients extract value from data and become digital businesses. Strategic imperatives growth in 2017 largely represented organic growth as the acquisitive content leveled on a year-to-year basis. Total Cloud revenue of $17.0 billion increased 24 percent as reported and adjusted for currency, with as-a-Service revenue up 31 percent as reported and adjusted for currency. The annual exit run rate for as-a-Service revenue increased to $10.3 billion in 2017 compared to $8.6 billion in 2016. Analytics revenue of $20.6 billion increased 6 percent as reported and adjusted for currency. Mobile revenue increased 19 percent as reported and adjusted for currency and Security revenue increased 55 percent (54 percent adjusted for currency), driven by security software solutions and strong demand for the pervasive encryption capabilities in the new z14 mainframe.

From a segment perspective, Cognitive Solutions revenue increased 1.5 percent as reported and 1 percent adjusted for currency with growth in Solutions Software and Transaction Processing Software as reported and adjusted for currency. Solutions Software performance included growth in annuity revenue, led by as-a-Service solutions. Global Business Services (GBS) revenue decreased 2.1 percent as reported and 2 percent adjusted for currency with declines across all lines of business. However, GBS strategic imperatives revenue increased 10 percent as reported and adjusted for currency year to year. The GBS business continued to shift resources and move into the high-value strategic areas of digital, cloud and analytics. Technology Services & Cloud Platforms revenue decreased 3.0 percent as reported and 3 percent adjusted for currency, primarily driven by a decline in Infrastructure Services. Within Technology Services & Cloud Platforms, strategic imperatives revenue was up 19 percent as reported and 18 percent adjusted for currency year to year, driven by hybrid cloud services, security and mobile. Systems revenue increased 6.2 percent as reported and 5 percent adjusted for currency driven by contribution from the z14 mainframe in the second half of 2017 and growth in Storage Systems.

From a geographic perspective, Americas revenue was essentially flat year to year as reported (decreased 1 percent adjusted for currency) with the U.S. decline of 1.4 percent, partially offset by growth in Latin America (5.1 percent as reported, 3 percent adjusted for currency) and Canada (4.9 percent as reported, 3 percent adjusted for currency). Europe/ Middle East/Africa (EMEA) revenue decreased 1.7 percent (3 percent adjusted for currency) driven primarily by declines in the UK (11.2 percent as reported, 7 percent adjusted for currency) and Germany (3.2 percent as reported, 6 percent adjusted for currency). Asia Pacific revenue decreased 2.0 percent (1 percent adjusted for currency) with a decline in China of 10.6 percent (10 percent adjusted for currency). Japan declined 1.1 percent as reported (increased 2 percent adjusted for currency) and India grew 8.6 percent (5 percent adjusted for currency).

The consolidated gross margin of 45.8 percent decreased 2.1 points year to year and reflects investments, mix and higher retirement-related costs, partially offset by benefits from productivity. The operating (non-GAAP) gross margin of 47.4 percent decreased 1.6 points versus the prior year primarily driven by the same factors, excluding the impact of higher non-operational retirement-related costs.

Management Discussion

International Business Machines Corporation and Subsidiary Companies

Total expense and other (income) decreased 4.4 percent in 2017 compared to the prior year. The year-to-year decrease was primarily the result of continued focus on efficiency in spending and reduced expenses for workforce transformation. This included a lower level of workforce rebalancing charges (3 points), lower operational spending (2 points) and a prior-year charge for real estate actions (1 point). The year-to-year decrease in expense and other (income) was partially offset by spending related to acquisitions completed in the prior 12 months (1 point) and a decline in intellectual property (IP) income (1 point). Total operating (non-GAAP) expense and other (income) decreased 6.2 percent year to year, driven primarily by the same factors.

Pre-tax income from continuing operations of $11.4 billion decreased 7.5 percent and the pre-tax margin was 14.4 percent, a decrease of 1.0 points versus 2016. The continuing operations effective tax rate for 2017 was 49.5 percent, which includes a one-time charge of $5.5 billion from the enactment of U.S. tax reform in December 2017, compared to 3.6 percent in 2016. The charge encompasses several elements, including taxes on accumulated overseas profits and the revaluation of certain deferred tax assets and liabilities. The tax rate in 2016 was primarily the result of a refund ($1.0 billion) of previously paid Japan taxes plus interest in the first quarter of 2016. Income from continuing operations of $5.8 billion decreased 51.5 percent, impacted by the one-time charge, and the net income margin was 7.3 percent, a decrease of 7.6 points versus 2016. Losses from discontinued operations, net of tax, were $5 million in 2017 compared to $9 million in 2016. Net income of $5.8 billion decreased 51.5 percent year to year. Operating (non-GAAP) pre-tax income from continuing operations of $13.9 billion decreased 0.5 percent year to year and the operating (non-GAAP) pre-tax margin from continuing operations was essentially flat at 17.5 percent. Operating (non-GAAP) income from continuing operations of $12.9 billion decreased 0.7 percent with an operating (non-GAAP) income margin from continuing operations of 16.3 percent, flat year to year. The operating (non-GAAP) effective tax rate from continuing operations in 2017 was 6.7 percent, which includes the effect of discrete tax benefits in the first and second quarters of 2017.

Diluted earnings per share from continuing operations of $6.14 in 2017, which includes the one-time charge associated with U.S. tax reform, decreased 50.4 percent year to year. In 2017, the company repurchased 27.2 million shares of its common stock at a cost of $4.3 billion and had $3.8 billion remaining in the current share repurchase authorization at December 31, 2017. Operating (non-GAAP) diluted earnings per share of $13.80 increased 1.5 percent versus 2016.

At December 31, 2017, the balance sheet remains strong, and with the newly reorganized financing entity, IBM Credit LLC, the company is better positioned to support the business over the long term. Cash and marketable securities at December 31, 2017 were $12.6 billion, an increase of $4.1 billion from December 31, 2016. Key drivers in the balance sheet and total cash flows were:

Total assets increased $7.9 billion ($3.0 billion adjusted for currency) from December 31, 2016 driven by:

•             Increases in cash and marketable securities ($4.1 billion), total receivables ($2.9 billion), retirement plan assets ($1.6 billion) and goodwill ($0.6 billion); partially offset by

•             Decreases in intangible assets ($0.9 billion).

Total liabilities increased $8.6 billion ($4.0 billion adjusted for currency) from December 31, 2016 driven by:

•             Increases in total debt ($4.7 billion) and taxes ($3.5 billion).

Total equity of $17.7 billion decreased $0.7 billion from December 31, 2016 as a result of:

•             Decreases from dividends ($5.5 billion) and share repurchases ($4.3 billion); partially offset by

•             Increases from net income ($5.8 billion), retirement-related benefit plans ($2.3 billion) and equity translation adjustments ($0.8 billion).

The company generated $16.7 billion in cash flow provided by operating activities, a decrease of $0.4 billion compared to 2016, driven primarily by performance-related declines within net income and an increase in cash tax payments, partially offset by an increase in cash provided by receivables. Net cash used in investing activities of $7.1 billion was $3.9 billion lower than the prior year, primarily driven by a decrease in cash used for acquisitions ($5.2 billion). Net cash used in financing activities of $6.4 billion increased $0.5 billion compared to 2016, driven primarily by increased gross common share repurchases ($0.8 billion).

Management Discussion

International Business Machines Corporation and Subsidiary Companies

In January 2018, the company disclosed that it is expecting GAAP earnings per share from continuing operations of at least $11.70 and operating (non-GAAP) earnings of at least $13.80 per diluted share for 2018. The company expects free cash flow to be approximately $12 billion in 2018. Free cash flow realization is expected to be in excess of 100 percent of GAAP net income. Refer to page 68 in the Liquidity and Capital Resources section for additional information on this non-GAAP measure. Refer to the Looking Forward section on pages 66 and 67 for additional information on the company’s expectations.

DESCRIPTION OF BUSINESS

Please refer to IBM’s Annual Report on Form 10-K filed with the SEC on February 27, 2018 for Item 1A. entitled “Risk Factors.”

The company creates value for clients through integrated solutions and products that leverage: data, information technology, deep expertise in industries and business processes, and a broad ecosystem of partners and alliances. IBM solutions typically create value by enabling new capabilities for clients that transform their businesses and help them engage with their customers and employees in new ways. These solutions draw from an industry-leading portfolio of consulting and IT implementation services, cloud and cognitive offerings, and enterprise systems and software which are all bolstered by one of the world’s leading research organizations.

Strategy

The IBM strategy starts with its clients.

As a uniquely integrated technology and services company, IBM helps clients change the way the world works by building smarter businesses.

IBM’s clients include many of the world’s most successful enterprises. These clients are at an inflection point, facing tremendous new opportunity and incredible competition. Digital technologies are unlocking unparalleled insight from previously inaccessible data. Work processes are being reimagined for speed and vastly smarter decision-making.

To win in these disruptive times requires that businesses learn — learn by extracting insights from their data and by applying those insights to how work is done. Smarter businesses do this faster and more effectively supported by IBM’s combination of Innovative Technology, Industry Expertise and Trust and Security.

The company’s capabilities include:

Cloud

Cloud is enabling the emergence of platforms through standardization, agility and innovation in both IT and business processes. Enterprise cloud is very different from consumer cloud: enterprises must bridge together mission-critical assets from on-premise systems with private cloud and public cloud. Hybrid cloud technology provides that bridge. All three must coexist and interoperate as a single platform.

The IBM Cloud is uniquely:

•        Built for all applications: Applications require data. That data is in on-premise systems, in private clouds and in the public cloud. The IBM Cloud enables one data platform that, regardless of data’s location, can run all applications. IBM’s hybrid cloud capabilities make this single platform operate seamlessly.

•        Artificial intelligence (AI)-ready: The IBM Cloud is built from the ground up to handle the demanding data and computational requirements of AI.

•        Secure to the Core: IBM has a long history of helping clients keep data and transactions secure. Security is even more important in an increasingly connected world, and IBM has extended this unparalleled level of security to the cloud. For example, IBM’s cybersecurity offerings act as a business immune system, with AI technology at its core, delivered from the IBM Cloud. These systems help to defend and respond to cyber-attacks across an organization’s data, applications, mobile and endpoint devices.

The IBM Cloud is delivered with leading edge technology, including:

•        Modern infrastructure: IBM’s systems, including servers, storage and operating system software, have been refreshed and redesigned for cloud and enterprise AI workloads. IBM’s new z14 is the world’s first system to offer pervasive encryption of data without requiring changes to applications, and with no performance degradation. With IBM’s systems, clients can build an IT infrastructure that is optimized for the scalability, reliability and growth that businesses need in today’s data-driven world.

•        Future infrastructure: The Q Network on the IBM Cloud enables clients around the world to explore quantum computing capabilities. IBM is the leader in quantum computing. Clients are signing on to explore how to overcome foreseen constraints in traditional computing models.

AI and Data

Artificial intelligence can help clients extract insight and make intelligent decisions from data. Like cloud, enterprise AI is very different from consumer AI. Enterprise applications deal with more complex use cases that benefit from expert knowledge, such as in healthcare or in the identification of business risk. Enterprise AI applications are trained by expert data, through data sets of all sizes and with more specialization than those in the general-knowledge consumer world. IBM AI — through the Watson platform:

•        Learns more from less data: The ability to extract deep insights from both large and small data sets is essential for enterprise applications. Watson excels at this and can produce more insights with less data than other AI systems. That means clients can get started more quickly and begin to gain experience deploying AI in the enterprise.

Management Discussion

International Business Machines Corporation and Subsidiary Companies

•        Protects clients’ insights: While Watson builds on cumulative experience and knowledge, IBM recognizes that data and insights are clients’ most important assets and a true competitive advantage. Watson is built to safeguard this type of information.

•        Reimagines your workflows: Watson has been built for — and trained in — areas requiring deep expertise. Watson brings AI to professionals so that work can be done more efficiently, and even more importantly, can improve as the systems learn from the data.

Solutions

Creating smarter businesses requires reimagining a company’s core processes — for example, in healthcare, managing risk or optimizing a supply chain. In addition to building solutions based on IBM’s experience, IBM is also creating a series of AI solutions — cognitive solutions — that embed artificial intelligence and data to change how work is done. Examples include:

•        Global Industry Platforms: provides cognitive, analytics, security and cloud technology in comprehensive industry-specific platforms to remove much of the cost and complexity of delivering core business functions. For example:  Banking, wealth management, and insurance are some of the areas poised for dramatic change by using cognitive and AI solutions from IBM Watson Financial Services.  Watson Health provides technology and expertise to empower leaders, advocates and influencers in health to accelerate discovery, make essential connections and gain confidence on their path to solving the world’s biggest health challenges.

•        Blockchain Solutions: IBM is working with clients and developers across multiple industries to use blockchain to transform how business is done in areas such as banking and financial services and supply chain. For example, blockchain technology can be used to digitize global trade processes, providing a more efficient and secure method of moving goods across borders and trading zones.

•        Watson IoT: includes both a cloud-based platform and industry solutions infused with AI, helping organizations mine intelligence from billions of connected devices.

Enterprise Services

Through Global Business Services and Global Technology Services, IBM has helped the world’s most successful enterprises transition from era to era. Using proven methods, IBM Services bring globally delivered outcomes using proven methods by focusing on:

•        Digital Reinvention for growth: a unique framework for business transformation focused on growth opportunities.

•        End-to-end Services integration: Global Technology Services brings the ability to connect previously disconnected parts of an organization. By embedding Watson into these mission critical services, new levels of quality, resiliency and automation are achieved.

•        Pragmatic journey to Cloud and AI: Global Business Services brings its deep experience when guiding clients through the journey to cloud and AI. Clients gain from the thorough understanding of technology and the best ways to utilize it.

As clients reinvent their businesses to be smarter, they need all of this to work together. This is what they expect from IBM, what they need from IBM and what sets IBM apart.

****

Responsible stewardship is an enduring principle that underscores all IBM endeavors. While IBM is constantly ushering in new technology it does so by:

•         Leading in data responsibility, ethics and transparency;

•         Preparing workforces of the world;

•         Continuing the company’s century-long commitment to diversity and inclusion, and

•         Remaining grounded in a set of enduring IBM Values:

•  Dedication to every client’s success

•  Innovation that matters — for our company and for the world

•  Trust and personal responsibility in all relationships

IBM has built a reputation and track record of trust with its clients for more than a century. IBM safeguards a client’s privacy, data and insights. For example, IBM was one of the first companies to appoint a Chief Privacy Officer, to develop and publish a genetics privacy policy, to be certified under the APEC Cross Borders Privacy Rules system and to sign the EU Data Protection Code of Conduct for Cloud Service Providers.

****

This is an era where being faster, more productive and lower cost is important but frankly not enough. To win, a business must be smarter: Being smarter means having deeper expertise, extracting better insights from data and being capable of rapidly changing the way in which one does work.

This is core to the strategy of IBM’s clients and is at the heart of the IBM strategy.

Business Model

The company’s business model is built to support two principal goals: helping enterprise clients to move from one era to the next by bringing together innovative technology and industry expertise, and providing long-term value to shareholders. The business model has been developed over time through strategic investments in capabilities and technologies that have long-term growth and profitability prospects based on the value they deliver to clients.

Management Discussion

International Business Machines Corporation and Subsidiary Companies

The company’s global capabilities include services, software, systems, fundamental research and related financing. The broad mix of businesses and capabilities are combined to provide integrated solutions and platforms to the company’s clients.

The business model is dynamic, adapting to the continuously changing industry and economic environment, including the company’s transformation into cloud and as-a-Service delivery models. The company continues to strengthen its position through strategic organic investments and acquisitions in higher-value areas, broadening its industry expertise and integrating AI into more of what the company offers. In addition, the company is transforming into a more agile enterprise to drive innovation and speed, as well as helping to drive productivity, which supports investments for participation in markets with significant long-term opportunity.

This business model, supported by the company’s financial model, has enabled the company to deliver strong earnings, cash flows and returns to shareholders over the long term.

Business Segments and Capabilities

The company’s major operations consist of five business segments: Cognitive Solutions, Global Business Services, Technology Services & Cloud Platforms, Systems and Global Financing.

Cognitive Solutions comprises a broad portfolio of capabilities that help IBM’s clients to identify actionable new insights and inform decision-making for competitive advantage. Leveraging IBM’s research, technology and industry expertise, this business delivers a full spectrum of capabilities, from descriptive, predictive and prescriptive analytics to cognitive systems. Cognitive Solutions includes Watson, the first commercially available AI platform that has the ability to interact in natural language, process vast amounts of big data, and learn from interactions with people and systems. These solutions are provided through the most contemporary delivery methods including through cloud environments and “as-a-Service” models. Cognitive Solutions consists of Solutions Software and Transaction Processing Software.

Cognitive Solutions Capabilities

Solutions Software: provides the basis for many of the company’s strategic areas. IBM has established the world’s deepest portfolio of data and analytics solutions, including analytics and data management platforms, cloud data services, talent management solutions, and solutions tailored by industry. Watson Platform, Watson Health and Watson Internet of Things (IoT) are certain capabilities included in Solutions Software. IBM’s world-class security platform delivers integrated security intelligence across clients’ entire operations, including their cloud, applications, networks and data, helping them to prevent, detect and remediate potential threats.

Transaction Processing Software: includes software that primarily runs mission-critical systems in industries such as banking, airlines and retail. Most of this software is on-premise and annuity in nature.

Global Business Services (GBS) provides clients with consulting, application management services and business process services. These professional services deliver value and innovation to clients through solutions which leverage industry, technology and business strategy and process expertise. GBS is the digital reinvention partner for IBM clients, combining industry knowledge, functional expertise, and applications with the power of business design and cognitive and cloud technologies. The full portfolio of GBS services is backed by its globally integrated delivery network and integration with technologies, solutions and services from IBM units including IBM Watson, IBM Cloud, IBM Research, and Global Technology Services.

In 2017, GBS deployed a new operating model designed to address specific client digital transformation imperatives and take full advantage of IBM and GBS’s competitive differentiators in industry, cognitive and cloud. The operating model features Digital Strategy and iX, Cognitive Process Transformation and Cloud Application Innovation. To bring value at scale to clients around the world, GBS has implemented global service lines within each of the three focus areas, which are populated with new practices staffed by practitioners with deep domain skills and industry expertise.

GBS Capabilities

Consulting: provides business consulting services focused on bringing to market solutions that help clients shape their digital blueprints and customer experiences, define their cognitive operating models, unlock the potential in all data to improve decision-making, set their next-generation talent strategies and create new technology architectures in a cloud-centric world.

Application Management: delivers system integration, application management, maintenance and support services for packaged software, as well as custom and legacy applications. Value is delivered through advanced capabilities in areas such as security and privacy, application testing and modernization, cloud application migration and automation.

Global Process Services: delivers finance, procurement, talent and engagement, and industry-specific business process outsourcing services. These services deliver improved business results to clients through our consult-to-operate model which includes the strategic change and/or operation of the client’s processes, applications and infrastructure. GBS is redefining process services for both growth and efficiency through the application of the power of cognitive technologies like Watson, as well as the IoT, blockchain and deep analytics.

Technology Services & Cloud Platforms provides comprehensive IT infrastructure services creating business value for clients. By leveraging insights and experience drawn from IBM’s global scale, skills and technology, with applied innovation from IBM Research, clients gain access to leading-edge, high-quality services with improved outcomes in productivity, flexibility and cost.

Management Discussion

International Business Machines Corporation and Subsidiary Companies

Technology Services & Cloud Platforms Capabilities

Infrastructure Services: delivers a portfolio of cloud, project-based, outsourcing and other managed services focused on clients’ enterprise IT infrastructure environments to enable digital transformation and deliver improved quality, flexibility, risk management and financial value. The portfolio includes a comprehensive set of hybrid cloud services and solutions to assist clients in building and running enterprise IT environments that utilize public and private clouds and traditional IT. The IBM Cloud Platform offers leading-edge services to developers and IBM’s Cloud Infrastructure-as-a-Service covers a wide variety of workloads with high-quality performance. These offerings integrate long-standing expertise in service management and technology with the ability to utilize the power of new technologies, drawn from across IBM’s businesses and ecosystem partners. The portfolio is built around a key set of predictive and proactive solutions addressing systems, mobility, resiliency, networking, cloud and security. The company’s capabilities, including IBM Cloud, cognitive computing and hybrid cloud implementation, provide high-performance, end-to-end innovation and an improved ability to achieve business objectives.

Technical Support Services: delivers comprehensive support services to maintain and improve the availability of clients’ IT infrastructures. These offerings include maintenance for IBM products and other technology platforms, as well as software and solution support, drawing on innovative technologies and leveraging the Watson platform’s predictive capabilities.

Integration Software: delivers industry-leading hybrid cloud solutions that empower clients to achieve rapid innovation, hybrid integration, and process transformation with choice and consistency across public, dedicated and local cloud environments, leveraging the IBM Platform-as-a-Service solution. Integration Software offerings and capabilities help clients address the digital imperatives to create, connect and optimize their applications, data and infrastructure on their journey to become cognitive businesses.

Systems provides clients with innovative infrastructure platforms to help meet the new requirements of hybrid cloud and cognitive workloads. Approximately half of Systems Hardware’s server and storage sales transactions are through the company’s business partners, with the balance direct to end-user clients. IBM Systems also designs advanced semiconductor and systems technology in collaboration with IBM Research, primarily for use in the company’s systems.

Systems Capabilities

Servers: a range of high-performance systems designed to address computing capacity, security and performance needs of businesses, hyperscale cloud service providers and scientific computing organizations. The portfolio includes IBM Z, a trusted enterprise platform for integrating data, transactions and insight, and Power Systems, a system designed from the ground up for big data and analytics, optimized for scale-out cloud and Linux, and delivering open innovation with OpenPOWER.

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

Operating Systems Software: The company’s z/OS is a security-rich, scalable, high-performance enterprise operating system for IBM Z. Power Systems offers a choice of AIX or Linux operating systems. These operating systems leverage POWER architecture to deliver secure, reliable and high performing enterprise-class workloads across a breadth of server offerings.

Global Financing encompasses two primary businesses: financing, primarily conducted through IBM Credit LLC (IBM Credit), and remanufacturing and remarketing. In 2017, the company reorganized its client and commercial financing business as a wholly owned subsidiary, IBM Credit LLC, and it began accessing the capital markets directly in September 2017. IBM Credit, through its financing solutions, facilitates IBM clients’ acquisition of information technology systems, software and services in the areas where the company has the expertise. The financing arrangements are predominantly for products or services that are critical to the end users’ business operations. The company conducts a comprehensive credit evaluation of its clients prior to extending financing. As a captive financier, Global Financing has the benefit of both deep knowledge of its client base and a clear insight into the products and services financed. These factors allow the business to effectively manage two of the major risks associated with financing, credit and residual value, while generating strong returns on equity. Global Financing also maintains a long-term partnership with the company’s clients through various stages of the IT asset life cycle—from initial purchase and technology upgrades to asset disposition decisions.

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

Commercial Financing: short-term working capital financing to suppliers, distributors and resellers of IBM and OEM products and services. This includes internal activity where Global Financing factors a selected portion of the company’s accounts receivable primarily for cash management purposes, at arm’s-length rates.

Management Discussion

International Business Machines Corporation and Subsidiary Companies

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

•             Global Markets

•             Research, Development and Intellectual Property

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

By complementing local expertise with global experience and digital capabilities, IBM builds deep and broad-based client relationships. This local management focus fosters speed in supporting clients, addressing new markets and making investments in emerging opportunities. The Global Markets organization serves clients with expertise in their industry as well as through the products and services that IBM and partners supply. IBM is also expanding its reach to new and existing clients through digital marketplaces, digital sales and local Business Partner resources.

Research, Development and Intellectual Property

IBM’s research and development (R&D) operations differentiate the company from its competitors. IBM annually invests 7 to 8 percent of total revenue for R&D, focusing on high-growth, high-value opportunities. IBM Research works with clients and the company’s business units through global labs on near-term and mid-term innovations. It delivers many new technologies to IBM’s portfolio every year and helps clients address their most difficult challenges. IBM Research scientists are conducting pioneering work in artificial intelligence, quantum computing, blockchain, security, cloud, nanotechnology, silicon and post-silicon computing architectures and more—applying these technologies across industries including healthcare, IoT, education and financial services.

In 2017, for the 25th consecutive year, IBM was awarded more U.S. patents than any other company. IBM’s 9,043 patents awarded in 2017 represent a diverse range of inventions in artificial intelligence, cloud, cybersecurity and other strategic growth areas for the company.

The company continues to actively seek IP protection for its innovations, while increasing emphasis on other initiatives designed to leverage its IP leadership. Some of IBM’s technological breakthroughs are used exclusively in IBM products, while others are licensed and may be used in IBM products and/or the products of the licensee. As part of its business model, the company licenses certain of its intellectual property, which is high-value technology, but may be in more mature markets. The licensee drives the future development of the IP and ultimately expands the customer base. This would generate IP income for the company both upon licensing, and with any ongoing royalty arrangements between it and the licensee. While the company’s various proprietary IP rights are important to its success, IBM believes its business as a whole is not materially dependent on any particular patent or license, or any particular group of patents or licenses. IBM owns or is licensed under a number of patents, which vary in duration, relating to its products.

Management Discussion

International Business Machines Corporation and Subsidiary Companies

YEAR IN REVIEW

Results of Continuing Operations

Segment Details

The following is an analysis of the 2017 versus 2016 reportable segment results. The table below presents each reportable segment’s external revenue and gross margin results. Segment pre-tax income includes transactions between segments that are intended to reflect an arm’s-length transfer price and excludes certain unallocated corporate items.

($ in millions)

			Yr.-to-Yr		Yr.-to-Yr.
			Percent/		Percent Change
			Margin		Adjusted for
For the year ended December 31:	2017	2016	Change		Currency
Revenue
Cognitive Solutions	$18,453	$18,187	1.5%		1.0%
Gross margin	78.6%	81.9%	(3.2	)pts.
Global Business Services	16,348	16,700	(2.1)%		(1.8)%
Gross margin	25.2%	27.0%	(1.8	)pts.
Technology Services & Cloud Platforms	34,277	35,337	(3.0)%		(3.4)%
Gross margin	40.4%	41.9%	(1.5	)pts.
Systems	8,194	7,714	6.2%		5.4%
Gross margin	53.2%	55.7%	(2.5	)pts.
Global Financing	1,696	1,692	0.3%		(0.7)%
Gross margin	29.3%	38.7%	(9.4	)pts.
Other	171	289	(40.7)%		(41.1)%
Gross margin	(640.3)%	(293.9)%	(346.4	)pts.
Total consolidated revenue	$79,139	$79,919	(1.0)%		(1.3)%

Total consolidated gross profit	$36,227	$38,294	(5.4)%
Total consolidated gross margin	45.8%	47.9%	(2.1	)pts.
Non-operating adjustments
Amortization of acquired intangible assets	449	494	(9.2)%
Retirement-related costs/(income)	799	316	153.2%
Operating (non-GAAP) gross profit	$37,475	$39,104	(4.2)%
Operating (non-GAAP) gross margin	47.4%	48.9%	(1.6	)pts.

Management Discussion

International Business Machines Corporation and Subsidiary Companies

Cognitive Solutions

($ in millions)

				Yr.-to-Yr.
			Yr.-to-Yr.	Percent Change
			Percent	Adjusted for
For the year ended December 31:	2017	2016	Change	Currency
Cognitive Solutions external revenue	$18,453	$18,187	1.5%	1.0%
Solutions Software	$12,806	$12,589	1.7%	1.3%
Transaction Processing Software	5,647	5,598	0.9	0.3

Cognitive Solutions revenue of $18,453 million grew 1.5 percent as reported and 1 percent adjusted for currency in 2017 compared to the prior year. On an as-reported and constant currency basis, there was growth in Solutions Software, which addresses many of the company’s strategic areas, while Transaction Processing Software was relatively flat year to year.

Solutions Software revenue of $12,806 million grew 1.7 percent as reported (1 percent adjusted for currency) compared to the prior year led by key areas including security, industry platforms and Watson offerings, as the company continued to embed cognitive into its security offerings and drive vertical solutions. In 2017, the company continued to expand the market for Watson Health which had strong double-digit revenue growth as reported and adjusted for currency compared to the prior year. Most of the strategic areas within Solutions Software have a Software-as-a-Service (SaaS) delivery model and the company continues to build scale in these areas. For the full year, there was year-to-year growth in annuity revenue as reported and at constant currency with strong double-digit growth in SaaS revenue as reported and adjusted for currency.

Transaction Processing Software revenue of $5,647 million grew 0.9 percent as reported (flat adjusted for currency) in 2017 compared to the prior year. In the second half of 2017, there was improved revenue performance with growth both sequentially versus the first half 2017 and year to year as reported and adjusted for currency reflecting clients’ ongoing long-term commitment and the value the company’s platform provides to them. This portfolio predominately runs on-premise mission critical workloads running on IBM Z in industries such as banking, airlines and retail.

Cognitive Solutions total strategic imperatives revenue of $12.0 billion grew 2 percent year to year as reported and adjusted for currency. Cloud revenue of $2.5 billion grew 19 percent as reported and adjusted for currency, with an as-a-Service exit run rate of $2.1 billion.

($ in millions)

			Yr.-to-Yr.
			Percent/
			Margin
For the year ended December 31:	2017	2016	Change
Cognitive Solutions
External gross profit	$14,510	$14,890	(2.6)%
External gross profit margin	78.6%	81.9%	(3.2	)pts.
Pre-tax income	$6,817	$6,352	7.3%
Pre-tax margin	32.3%	30.5%	1.8	pts.

Cognitive Solutions gross profit margin decreased 3.2 points to 78.6 percent in 2017 compared to the prior year. The gross profit margin decline year to year was driven by continued investment and an increasing mix toward SaaS which has a different margin profile than traditional software delivery offerings and is not yet at scale. Margins were impacted by a higher level of royalty cost associated with IP licensing agreements in 2017 compared to the prior year.

Pre-tax income of $6,817 million increased 7.3 percent compared to the prior year with a pre-tax margin improvement of 1.8 points to 32.3 percent as the company continues to invest to embed cognitive into offerings, scale platforms and build high-value vertical solutions.

Management Discussion

International Business Machines Corporation and Subsidiary Companies

Global Business Services

($ in millions)

				Yr.-to-Yr.
			Yr.-to-Yr.	Percent Change
			Percent	Adjusted for
For the year ended December 31:	2017	2016	Change	Currency
Global Business Services external revenue	$16,348	$16,700	(2.1)%	(1.8)%
Consulting	$7,262	$7,332	(1.0)%	(0.4)%
Global Process Services	1,265	1,388	(8.8)	(9.0)
Application Management	7,821	7,980	(2.0)	(1.9)

Global Business Services revenue of $16,348 million decreased 2.1 percent as reported and 2 percent adjusted for currency in 2017 compared to the prior year. The company continues to transform this business and shift its practices to digital, cognitive and cloud. GBS signings grew each quarter of the year as reported and adjusted for currency, and strategic imperatives revenue for the full year 2017 had strong growth year to year as reported and adjusted for currency. However, this growth continues to be more than offset by declines in the more traditional areas that the company is shifting away from such as large ERP and on-premise enterprise application implementation.

Consulting revenue of $7,262 million decreased 1.0 percent year to year as reported (flat adjusted for currency). There was improved performance in the second half of 2017 with revenue growth both sequentially versus the first half of 2017 and year to year as reported and adjusted for currency. The improvement was driven by the company’s digital strategy and iX platform, and a return to growth as reported and at constant currency in the Consulting backlog. Global Process Services (GPS) revenue of $1,265 million decreased 8.8 percent as reported (9 percent adjusted for currency) compared to the prior year. Application Management revenue of $7,821 million decreased 2.0 percent as reported (2 percent adjusted for currency). The company continues to help clients implement new cloud-centric architectures in their critical applications. However, overall revenue performance in Application Management was impacted by certain areas that are not as differentiated and are experiencing pricing pressure, as well as the successful completion of some large contracts.

Within GBS, total strategic imperatives revenue of $9.8 billion grew 10 percent as reported and adjusted for currency year to year. Cloud revenue of $4.0 billion grew 34 percent as reported (35 percent adjusted for currency), with an as-a-Service exit run rate of $1.3 billion.

($ in millions)

			Yr.-to-Yr.
			Percent/
			Margin
For the year ended December 31:	2017	2016	Change
Global Business Services
External gross profit	$4,112	$4,501	(8.6)%
External gross profit margin	25.2%	27.0%	(1.8	)pts.
Pre-tax income	$1,401	$1,732	(19.1)%
Pre-tax margin	8.4%	10.1%	(1.7	)pts.

GBS gross profit margin decreased 1.8 points to 25.2 percent year to year and pre-tax income of $1,401 million decreased 19.1 percent year to year. The pre-tax margin declined 1.7 points to 8.4 percent. Pre-tax income performance for the year included a lower level of charges related to workforce rebalancing and real estate actions as compared to the prior year.

GBS margin has been impacted by investments to drive transformation and reflects pricing and profit pressure in the more traditional IT services. The company will continue to focus on improving productivity with a streamlined practice model and new project management approaches.

Management Discussion

International Business Machines Corporation and Subsidiary Companies

Technology Services & Cloud Platforms

($ in millions)

				Yr.-to-Yr.
			Yr.-to-Yr.	Percent Change
			Percent	Adjusted for
For the year ended December 31:	2017	2016	Change	Currency
Technology Services & Cloud Platforms external revenue	$34,277	$35,337	(3.0)%	(3.4)%
Infrastructure Services	$22,690	$23,543	(3.6)%	(4.1)%
Technical Support Services	7,196	7,272	(1.0)	(1.5)
Integration Software	4,390	4,521	(2.9)	(3.4)

Technology Services & Cloud Platforms revenue of $34,277 million decreased 3.0 percent as reported and 3 percent adjusted for currency in 2017 compared to the prior year. For the full year, there were declines across all lines of business, however, within the segment there was strong revenue growth year to year in cloud, analytics, mobile and security, as reported and adjusted for currency.

Infrastructure Services revenue of $22,690 million declined 3.6 percent as reported (4 percent adjusted for currency) compared to the prior year. In Infrastructure Services, the business model is to deliver productivity to clients and then grow by expanding the scope of work and adding new clients to the platform. The revenue decline in 2017 reflects the continued impact associated with contract conclusions at the end of 2016 and the shift away from certain lower value work within this business. During 2017, there were some substantial new transactions signed to implement hybrid cloud environments. Technical Support Services revenue of $7,196 million decreased 1.0 percent as reported (2 percent adjusted for currency) year to year. Within this line of business, the company is focused on growing its multi-vendor support services which provide clients with a single source of expertise and visibility across different vendor solutions. Integration Software full-year revenue of $4,390 million decreased 2.9 percent as reported (3 percent adjusted for currency) compared to the prior year. While the annuity base remains relatively stable and there was strong double-digit growth in SaaS offerings, transactional revenue declined year to year as more of this portfolio shifts to the IBM Cloud.

Within Technology Services & Cloud Platforms, strategic imperatives revenue of $10.4 billion grew 19 percent year to year as reported (18 percent adjusted for currency). Cloud revenue of $7.1 billion grew 21 percent as reported (20 percent adjusted for currency), with an as-a-Service exit run rate of $6.9 billion.

($ in millions)

			Yr.-to-Yr.
			Percent/
			Margin
For the year ended December 31:	2017	2016	Change
Technology Services & Cloud Platforms
External Technology Services gross profit	$10,256	$10,969	(6.5)%
External Technology Services gross profit margin	34.3%	35.6%	(1.3	) pts.
External Integration Software gross profit	$3,587	$3,830	(6.4)%
External Integration Software gross profit margin	81.7%	84.7%	(3.0	) pts.
External total gross profit	$13,842	$14,800	(6.5)%
External total gross profit margin	40.4%	41.9%	(1.5	) pts.
Pre-tax income	$4,344	$4,707	(7.7)%
Pre-tax margin	12.4%	13.1%	(0.6	) pts.

Technology Services & Cloud Platforms gross profit margin decreased 1.5 points year to year in 2017 to 40.4 percent driven primarily by large contract conclusions, delays in productivity improvements, mix from Integration Software and investments in cloud. The current-year margin reflects savings from the prior-year workforce transformation action. Pre-tax income of $4,344 million decreased 7.7 percent. The pre-tax margin declined 0.6 points year to year to 12.4 percent. The year-to-year performance in 2017 compared to the prior year includes a lower level of charges related to workforce and real estate actions.

The company continues to focus on scaling its platforms, delivering productivity through automation, infusing AI into its offerings and investing to expand its cloud infrastructure. There are approximately 60 cloud centers across 19 countries providing clients with flexibility in how and where they store their data. However, these investments to transform the business continued to impact margins in 2017.

Management Discussion

International Business Machines Corporation and Subsidiary Companies

Services Backlog and Signings

($ in billions)

				Yr.-to-Yr.
			Yr.-to-Yr.	Percent Change
			Percent	Adjusted for
At December 31:	2017	2016	Change	Currency
Total backlog	$121.0	$118.7	1.9%	(3.4)%

The estimated total services backlog at December 31, 2017 was $121 billion, an increase of 1.9 percent as reported (decrease of 3 percent adjusted for currency). There was growth in Global Technology Services backlog as reported, but a decrease year to year adjusted for currency. GBS backlog decreased year to year as reported and adjusted for currency compared to the December 31, 2016 balance.

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

($ in millions)

				Yr.-to-Yr.
			Yr.-to-Yr.	Percent Change
			Percent	Adjusted for
For the year ended December 31:	2017	2016	Change	Currency
Total signings	$42,869	$44,645	(4.0)%	(4.4)%

Systems

($ in millions)

				Yr.-to-Yr.
			Yr.-to-Yr.	Percent Change
			Percent	Adjusted for
For the year ended December 31:	2017	2016	Change	Currency
Systems external revenue	$8,194	$7,714	6.2%	5.4%
Systems Hardware	$6,494	$5,926	9.6%	8.6%
IBM Z			24.0	22.3
Power Systems			(3.7)	(4.3)
Storage Systems			7.7	7.0
Operating Systems Software	1,701	1,788	(4.9)	(5.3)

Systems revenue of $8,194 million grew 6.2 percent year to year as reported (5 percent adjusted for currency) in 2017 driven by a combination of strong z14 market acceptance and four consecutive quarters of growth as reported and adjusted for currency in Storage Systems. Systems Hardware revenue of $6,494 million grew 9.6 percent as reported (9 percent adjusted for currency) with growth in IBM Z and Storage Systems partially offset by a decrease in Power Systems, as reported and adjusted for currency. Operating Systems Software revenue of $1,701 million decreased 4.9 percent as reported (5 percent adjusted for currency) compared to the prior year.

Within Systems Hardware, IBM Z revenue grew 24.0 percent as reported (22 percent adjusted for currency) year to year, driven by the successful launch of the z14 mainframe in the third quarter of 2017. This success is due to the strong demand for technology that helps address the growing threat of global data breaches and the need for clients to operate within regulated environments. With unprecedented encryption capabilities, there has been strong demand for the z14 across a mix of industries and geographies since its introduction. The company’s mainframe is a franchise that continues to deliver a high value, secure and scalable platform that clients rely on for their mission critical applications.

Management Discussion

International Business Machines Corporation and Subsidiary Companies

Power Systems revenue decreased 3.7 percent as reported (4 percent adjusted for currency) year to year with revenue growth in the company’s high-end portfolio more than offset by declines in mid-range and low-range products, as reported and adjusted for currency. Overall performance reflects the company’s continued shift to a growing Linux market while continuing to serve a high-value, but declining UNIX market. Linux revenue grew year to year as reported and adjusted for currency, while UNIX revenue declined as reported and adjusted for currency in 2017. In the fourth quarter of 2017, Power Systems revenue returned to growth as reported and adjusted for currency, and the company released its next generation POWER9 system in the low-end Linux portfolio. With the new POWER9 processor, these systems bring unprecedented speed to AI workloads.

Storage Systems revenue increased by 7.7 percent as reported (7 percent adjusted for currency) year to year. With the company’s most competitive storage offerings in some time, there was growth as reported and adjusted for currency in each quarter of the year. All-flash array offerings were a catalyst for Storage Systems growth in 2017 with strong double-digit growth as reported and adjusted for currency throughout the year.

Within Systems, total strategic imperatives revenue of $4.3 billion grew 28 percent year to year as reported (26 percent adjusted for currency). Cloud revenue of $3.4 billion grew 26 percent as reported (25 percent adjusted for currency).

($ in millions)

			Yr.-to-Yr.
			Percent/
			Margin
For the year ended December 31:	2017	2016	Change
Systems
External Systems Hardware gross profit	$2,894	$2,720	6.4%
External Systems Hardware gross profit margin	44.6%	45.9%	(1.3	) pts.
External Operating Systems Software gross profit	$1,469	$1,577	(6.9)%
External Operating Systems Software gross profit margin	86.4%	88.2%	(1.8	) pts.
External total gross profit	$4,363	$4,298	1.5%
External total gross profit margin	53.2%	55.7%	(2.5	) pts.
Pre-tax income	$1,135	$933	21.6%
Pre-tax margin	12.7%	11.0%	1.7	pts.

The Systems gross profit margin decreased 2.5 points to 53.2 percent in 2017 compared to the prior year. The overall decrease year to year was driven by margin declines across all product lines, partially offset by product mix primarily toward the higher margin IBM Z, reflecting product cycle dynamics.

Pre-tax income of $1,135 million grew 21.6 percent and pre-tax margin increased 1.7 points year to year to 12.7 percent driven by the strong performance in Systems Hardware.

Overall Systems performance in 2017 reflected a successful repositioning of the business through continuous reinvention of core platforms and expansion into new workloads.

Global Financing

Global Financing is a reportable segment that is measured as a stand-alone entity. Global Financing facilitates IBM clients’ acquisition of information technology systems, software and services by providing financing solutions in the areas where the company has the expertise, while generating strong returns on equity. Global Financing also optimizes the recovery of residual values by selling assets sourced from end of lease, leasing used equipment to new clients, or extending lease arrangements with current clients. Sales of equipment include equipment returned at the end of a lease, surplus internal equipment and used equipment purchased externally. Residual value is a risk unique to the financing business and management of this risk is dependent upon the ability to accurately project future equipment values at lease inception. Global Financing has insight into product plans and cycles for the IBM products under lease. Based upon this product information, Global Financing continually monitors projections of future equipment values and compares them with the residual values reflected in the portfolio.

Results of Operations

($ in millions)

			Yr.-to-Yr.
			Percent
For the year ended December 31:	2017	2016	Change
External revenue	$1,696	$1,692	0.3%
Internal revenue	1,471	1,802	(18.4)
Total revenue	$3,168	$3,494	(9.3)%
Pre-tax income	$1,279	$1,656	(22.7)%

Management Discussion

International Business Machines Corporation and Subsidiary Companies

In 2017, Global Financing delivered external revenue of $1,696 million and total revenue of $3,168 million, with a decline in gross margin of 6.7 points. Total pre-tax income of $1,279 million decreased 22.7 percent compared to 2016 and return on equity increased 2.3 points to 32.9 percent.

Global Financing total revenue of $3,168 million decreased 9.3 percent compared to the prior year. This was due to a decline in internal revenue of 18.4 percent, driven by a decrease in internal used equipment sales (down 25.2 percent to $1,111 million) partially offset by an increase in internal financing (up 13.9 percent to $360 million). External revenue grew 0.3 percent due to an increase in external used equipment sales (up 14.9 percent to $530 million), partially offset by a decline in external financing (down 5.2 percent to $1,167 million).

The decrease in external financing revenue was due to lower asset yields, partially offset by an increase in average asset balances. The increase in internal financing revenue was primarily due to higher average asset balances and higher asset yields.

Global Financing pre-tax income decreased 22.7 percent year to year in 2017 primarily driven by a decrease in gross profit ($430 million), partially offset by a decline in financing receivables provisions ($52 million). This decrease was primarily due to lower reserves in Brazil in the current year. At December 31, 2017 the overall allowance for credit losses coverage rate was 1.1 percent, a decrease of 48 basis points year over year primarily due to the write-off of previously reserved receivables.

The increase in return on equity from 2016 to 2017 was primarily due to a lower average equity balance. See page 48 for the details of the after-tax income and return on equity calculations.

Total unguaranteed residual value of leases at December 31, 2017 and 2016 were $724 million and $725 million, respectively. In addition to the unguaranteed residual value, on a limited basis, Global Financing will obtain guarantees of the future value of the equipment to be returned at end of lease.

Third-party residual value guarantees increase the minimum lease payments as provided for by accounting standards that are utilized in determining the classification of a lease as a sales-type lease, direct financing lease or operating lease. The aggregate asset values associated with the guarantees of sales-type leases were $716 million and $329 million for the financing transactions originated during the years ended December 31, 2017 and December 31, 2016, respectively. In 2017, the residual value guarantee program resulted in the company recognizing approximately $452 million of revenue that would otherwise have been recognized in future periods as operating lease revenue. If the company had chosen to not participate in a residual value guarantee program in 2017 and prior years, the 2017 impact would be substantially mitigated by the effect of prior year asset values being recognized as operating lease revenue in the current year. The aggregate asset values associated with the guarantees of direct financing leases were $154 million and $169 million for the financing transactions originated during the years ended December 31, 2017 and 2016, respectively. The associated aggregate guaranteed future values at the scheduled end of lease were $45 million and $19 million for the financing transactions originated during the years ended December 31, 2017 and 2016, respectively. The cost of guarantees was $4 million and $2 million for the years ended December 31, 2017 and 2016, respectively.

Geographic Revenue

In addition to the revenue presentation by reportable segment, the company also measures revenue performance on a geographic basis. The following geographic, regional and country-specific revenue performance excludes OEM revenue.

($ in millions)

				Yr.-to-Yr.
			Yr.-to-Yr.	Percent Change
			Percent	Adjusted for
For the year ended December 31:	2017	2016	Change	Currency
Total revenue	$79,139	$79,919	(1.0)%	(1.3)%
Geographies	$78,793	$79,594	(1.0)%	(1.4)%
Americas	37,479	37,513	(0.1)	(0.6)
Europe/Middle East/Africa	24,345	24,769	(1.7)	(2.8)
Asia Pacific	16,970	17,313	(2.0)	(1.1)

Total geographic revenue of $78,793 million in 2017 decreased 1.0 percent as reported (1 percent adjusted for currency) compared to the prior year.

Management Discussion

International Business Machines Corporation and Subsidiary Companies

Americas revenue was essentially flat year to year as reported, but decreased 1 percent adjusted for currency with a decline in North America partially offset by growth in Latin America, both as reported and adjusted for currency. Within North America, the U.S. decreased 1.4 percent and Canada increased 4.9 percent (3 percent adjusted for currency). In Latin America, Brazil increased 7.6 percent (1 percent adjusted for currency) and Mexico increased 9.2 percent (10 percent adjusted for currency).

EMEA revenue decreased 1.7 percent as reported and 3 percent adjusted for currency. Revenue declined in the UK and Germany, while there was growth in France and Spain. The UK decreased 11.2 percent (7 percent adjusted for currency) and Germany decreased 3.2 percent (6 percent adjusted for currency). France increased 6.3 percent (3 percent adjusted for currency), and Spain was up 8.3 percent (6 percent adjusted for currency).

Asia Pacific revenue decreased 2.0 percent as reported and 1 percent adjusted for currency. Japan decreased 1.1 percent as reported, but increased 2 percent adjusted for currency. India grew 8.6 percent as reported and 5 percent adjusted for currency. China decreased 10.6 percent (10 percent adjusted for currency) and Australia decreased 5.8 percent (9 percent adjusted for currency).

Total Expense and Other (Income)

($ in millions)

			Yr.-to-Yr.
			Percent/
			Margin
For the year ended December 31:	2017	2016	Change
Total consolidated expense and other (income)	$24,827	$25,964	(4.4)%
Non-operating adjustments
Amortization of acquired intangible assets	(496)	(503)	(1.4)
Acquisition-related charges	(52)	(5)	NM
Non-operating retirement- related (costs)/income	(669)	(282)	137.2
Operating (non-GAAP) expense and other (income)	$23,609	$25,174	(6.2)%
Total consolidated expense-to-revenue ratio	31.4%	32.5%	(1.1	)pts.
Operating (non-GAAP) expense-to-revenue ratio	29.8%	31.5%	(1.7	)pts.

NM—Not meaningful

For additional information regarding total expense and other (income) for both expense presentations, see the following analyses by category.

Selling, General and Administrative

($ in millions)

			Yr.-to-Yr.
			Percent
For the year ended December 31:	2017	2016	Change
Selling, general and administrative expense administrative expense
Selling, general and administrative—other	$16,568	$16,971	(2.4)%
Advertising and promotional expense	1,445	1,327	8.9
Workforce rebalancing charges	199	1,038	(80.9)
Retirement-related costs	959	742	29.3
Amortization of acquired intangible assets	496	503	(1.4)
Stock-based compensation	384	401	(4.1)
Bad debt expense	55	87	(36.5)
Total consolidated selling, general and administrative expense	$20,107	$21,069	(4.6)%
Non-operating adjustments
Amortization of acquired intangible assets	(496)	(503)	(1.4)
Acquisition-related charges	(13)	2	NM
Non-operating retirement- related (costs)/income	(472)	(253)	86.6
Operating (non-GAAP) selling, general and administrative expense	$19,126	$20,315	(5.9)%

NM—Not meaningful

Total selling, general and administrative (SG&A) expense decreased 4.6 percent in 2017 versus 2016, driven primarily by the following factors:

•    Lower workforce rebalancing charges (4 points); and

•    Lower spending (2 points); partially offset by

•    Spending related to acquisitions in the prior 12 months (1 point); and

•    Higher retirement-related costs (1 point).

Operating (non-GAAP) expense decreased 5.9 percent year to year driven primarily by the same factors.

Bad debt expense decreased $32 million in 2017 compared to 2016. The receivables provision coverage was 1.6 percent at December 31, 2017, a decrease of 40 basis points from December 31, 2016.

Management Discussion

International Business Machines Corporation and Subsidiary Companies

Research, Development and Engineering

($ in millions)

			Yr.-to-Yr.
			Percent
For the year ended December 31:	2017	2016	Change
Total consolidated research, development and engineering	$5,787	$5,751	0.6%
Non-operating adjustment
Non-operating retirement-related (costs)/income	(197)	(29)	575.5
Operating (non-GAAP) research, development and engineering	$5,590	$5,722	(2.3)%

Research, development and engineering (RD&E) expense was 7.3 percent of revenue in 2017 and 7.2 percent of revenue in 2016.

RD&E expense increased 0.6 percent in 2017 versus 2016 primarily driven by:

•    The impact of acquisitions completed in the prior 12-month period (1 point); and

•    The effects of currency; partially offset by

•    Lower spending, net of higher retirement-related costs (1 point).

Operating (non-GAAP) RD&E expense decreased 2.3 percent in 2017 compared to the prior year, driven primarily by the same factors, excluding higher non-operating retirement-related costs.

Intellectual Property and Custom

Development Income

($ in millions)

			Yr.-to-Yr.
			Percent
For the year ended December 31:	2017	2016	Change
Licensing of intellectual property including royalty-based fees	$1,193	$1,390	(14.1)%
Custom development income	252	214	17.5
Sales/other transfers of intellectual property	21	27	(24.2)
Total	$1,466	$1,631	(10.2)%

Licensing of intellectual property including royalty-based fees decreased 14.1 percent in 2017 compared to 2016. The company entered into new partnership agreements in 2017, which included three transactions with period income greater than $100 million, compared to four transactions greater than $100 million in 2016. The company licenses IP to partners who allocate their skills to extend the value of assets that are high value, but may be in mature markets. The timing and amount of licensing, sales or other transfers of IP may vary significantly from period to period depending upon the timing of licensing agreements, economic conditions, industry consolidation and the timing of new patents and know-how development.

Other (Income) and Expense

($ in millions)

			Yr.-to-Yr.
			Percent
For the year ended December 31:	2017	2016	Change
Other (income) and expense
Foreign currency transaction losses/(gains)	$405	$(116)	NM
(Gains)/losses on derivative instruments	(341)	260	NM
Interest income	(144)	(108)	33.5%
Net (gains)/losses from securities and investment assets	(20)	23	NM
Other	(116)	85	NM
Total consolidated other (income) and expense	$(216)	$145	NM
Non-operating adjustment
Acquisition-related charges	(39)	(7)	444.6
Operating (non-GAAP) other (income) and expense	$(255)	$138	NM

NM—Not meaningful

Total consolidated other (income) and expense was income of $216 million in 2017 compared to expense of $145 million in 2016. The decrease in expense of $361 million year over year was primarily driven by:

•             Real estate capacity charges (reflected in Other in the table above) in the prior year related to workforce transformation ($328 million);

•             Lower net exchange losses ($81 million);

•             Reduced losses from securities and investment assets ($43 million), primarily related to the sale of Lenovo shares in 2016; and

•             Higher interest income ($36 million); partially offset by

•             Lower gains on divestitures ($61 million).

Interest Expense

($ in millions)

			Yr.-to-Yr.
			Percent
For the year ended December 31:	2017	2016	Change
Interest expense
Total	$615	$630	(2.3)%

Interest expense decreased $15 million compared to 2016. Interest expense is presented in cost of financing in the Consolidated Statement of Earnings only if the related external borrowings are to support the Global Financing external business. Overall interest expense (excluding capitalized interest) in 2017 was $1,273 million, an increase of $67 million year to year, primarily driven by higher average interest rates.

Management Discussion

International Business Machines Corporation and Subsidiary Companies

Stock-Based Compensation

Pre-tax stock-based compensation cost of $534 million decreased $10 million compared to 2016. This was due primarily to decreases related to the conversion of stock-based awards previously issued by acquired entities ($23 million) and performance share units ($14 million); partially offset by an increase in restricted stock units ($27 million). Stock-based compensation cost, and the year-to-year change, was reflected in the following categories: Cost: $91 million, up $3 million; SG&A expense: $384 million, down $16 million and RD&E expense: $59 million, up $3 million.

Retirement-Related Plans

The following table provides the total pre-tax cost for all retirement-related plans. These amounts are included in the Consolidated Statement of Earnings within the caption (e.g., Cost, SG&A, RD&E) relating to the job function of the plan participants.

($ in millions)

			Yr.-to-Yr.
			Percent
For the year ended December 31:	2017	2016	Change
Retirement-related plans—cost
Service cost	$429	$443	(3.0)%
Amortization of prior service costs/(credits)	(88)	(107)	(18.5)
Cost of defined contribution plans	1,046	1,070	(2.2)
Total operating costs/(income)	$1,388	$1,405	(1.2)%
Interest cost	$2,961	$3,300	(10.3)%
Expected return on plan assets	(4,346)	(5,563)	(21.9)
Recognized actuarial losses	2,871	2,751	4.4
Curtailments/settlements	19	(16)	NM
Multi-employer plan/other	(36)	126	NM
Total non-operating costs/(income)	$1,468	$598	145.6%
Total retirement-related plans—cost	$2,857	$2,003	42.6%

NM—Not meaningful

Total pre-tax retirement-related plan cost increased by $854 million compared to 2016, primarily driven by lower expected return on plan assets ($1,217 million) and an increase in recognized actuarial losses ($120 million); partially offset by lower interest costs ($339 million) and other costs ($162 million) primarily due to impacts from pension litigation in both years.

As discussed in the “Operating (non-GAAP) Earnings” section on pages 26 and 27, the company characterizes certain retirement-related costs as operating and others as non-operating. Utilizing this characterization, operating retirement-related costs in 2017 were $1,388 million, a decrease of $17 million compared to 2016, primarily driven by lower defined contribution plans cost ($23 million). Non-operating costs of $1,468 million increased $871 million in 2017 compared to 2016, driven primarily by lower expected return on plan assets ($1,217 million) and an increase in recognized actuarial losses ($120 million); partially offset by lower interest costs ($339 million) and other costs ($162 million) primarily due to impacts from pension litigation in both years. Effective January 1, 2018, the company adopted the new FASB guidance on presentation of net periodic pension and nonpension postretirement benefit costs, and as a result, beginning in 2018, the company will align its presentation of operating and non-operating costs to the FASB presentation. Prior period non-operating cost/(income) will be recast for comparability.

Income Taxes

The continuing operations effective tax rate for 2017 was 49.5 percent, an increase of 45.8 points versus the prior year. The fourth quarter charge of $5.5 billion related to the impact of the enactment of the U.S. Tax Cuts and Jobs Act resulted in an increase to the effective tax rate of 48.0 points. Without this impact, the continuing operations tax rate would have been 1.5 percent compared to a 2016 rate of 3.6 percent, with the remaining change in the rate year to year driven by the following factors:

•             An increased benefit year to year in the utilization of foreign tax credits of 5.4 points;

•             A benefit related to an intra-entity asset transfer in the first quarter of 2017 of 5.1 points;

•             A benefit due to the tax write down of an investment in the fourth quarter of 2017 of 1.7 points; and

•             A benefit due to the geographic mix of pre-tax earnings in 2017 of 1.0 points; partially offset by

•             The favorable resolution of the longstanding tax matter in Japan in 2016 of 9.5 points; and

•             An increase year to year in tax charges related to intercompany payments of 1.5 points.

The continuing operations operating (non-GAAP) effective tax rate was 6.7 percent, an increase of 0.3 points versus 2016, principally driven by the same factors described above. In 2017, the geographic and product mix of pre-tax earnings were more favorable than the company expected and there was increased utilization of foreign tax credits. These impacts drove the underlying continuing operations operating (non-GAAP) effective tax rate to approximately 12 percent before discrete period benefits.

For more information on the Tax Cuts and Jobs Act impact, see note N, “Taxes,” on pages 121 and 124.

Management Discussion

International Business Machines Corporation and Subsidiary Companies

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

				Yr.-to -Yr.
				Percent
For the year ended December 31:	2017		2016	Change
Earnings per share of common stock from continuing operations
Assuming dilution	$6.14	*	$12.39	(50.4)%
Basic	$6.17		$12.44	(50.4)%
Diluted operating (non-GAAP)	$13.80		$13.59	1.5%
Weighted-average shares outstanding (in millions)
Assuming dilution	937.4		958.7	(2.2)%
Basic	932.8		955.4	(2.4)%

*       Includes a charge of $5.5 billion associated with the enactment of U.S. tax reform, or $5.84 of diluted earnings per share in 2017.

Actual shares outstanding at December 31, 2017 and 2016 were 922.2 million and 945.9 million, respectively. The average number of common shares outstanding assuming dilution was 21.3 million shares lower in 2017 versus 2016. The decrease was primarily the result of the common stock repurchase program.

Financial Position

Dynamics

At December 31, 2017, the company continued to have the financial flexibility to support the business over the long term. Cash and marketable securities at year end were $12,580 million. During the year, the company continued to manage the investment portfolio to meet its capital preservation and liquidity objectives.

Total debt of $46,824 million increased $4,655 million from prior year-end levels. The commercial paper balance at December 31, 2017, was $1,496 million, an increase of $597 million from the prior year end. Within total debt, $31,434 million is in support of the Global Financing business which is leveraged at a 9.0 to 1 ratio. The company continues to have substantial flexibility in the debt markets. During 2017, the company completed bond issuances totaling $7,986 million, with terms ranging from 2 to 12 years, and interest rates ranging from 0.95 to 3.30 percent depending on maturity. This includes IBM Credit’s first public debt issuance of $3,000 million in September 2017. The company has consistently generated strong cash flow from operations and continues to have access to additional sources of liquidity through the capital markets and its Credit Facilities.

Consistent with accounting standards, the company remeasured the funded status of its retirement and postretirement plans at December 31. At December 31, 2017, the overall net underfunded position was $12,890 million, a decrease of $1,949 million from December 31, 2016 driven by asset returns, partially offset by interest cost and a decrease in discount rates. At year end, the company’s qualified defined benefit plans were well funded and the cash requirements related to these plans remain stable going forward at approximately $400 million per year through 2020. In 2017, the return on the U.S. Personal Pension Plan assets was 9.6 percent and the plan was 104 percent funded at December 31. Overall, global asset returns were 8.3 percent and the qualified defined benefit plans worldwide were 100 percent funded at December 31, 2017.

During 2017, the company generated $16,724 million in cash from operations, a decrease of $360 million compared to 2016. In addition, the company generated $12,992 million in free cash flow, an increase of $1,293 million versus the prior year. See page 68 for additional information on free cash flow. The company returned $9,847 million to shareholders in 2017, with $5,506 million in dividends and $4,340 million in gross share repurchases. In 2017, the company repurchased 27.2 million shares and had $3.8 billion remaining in share repurchase authorization at year end. The company’s cash generation permits the company to invest and deploy capital to areas with the most attractive long-term opportunities.

Global Financing Financial Position Key Metrics:

($ in millions)

At December 31:	2017	2016
Cash and cash equivalents	$2,696	$1,844
Net investment in sales-type and direct financing leases	7,253	6,893
Equipment under operating leases—external clients(1)	477	548
Client loans	12,450	11,478
Total client financing assets	20,180	18,920
Commercial financing receivables	11,590	9,700
Intercompany financing receivables(2)(3)	5,056	4,959
Total assets	$41,096	$36,492
Debt	31,434	27,859
Total equity	$3,484	$3,812

(1)   Includes intercompany mark-up, priced on an arm’s-length basis, on products purchased from the company’s product divisions which is eliminated in IBM’s consolidated results.

(2)   Entire amount eliminated for purposes of IBM’s consolidated results and therefore does not appear on page 80.

(3)   These assets, along with all other financing assets in this table, are leveraged at the value in the table using Global Financing debt.

Management Discussion

International Business Machines Corporation and Subsidiary Companies

At December 31, 2017, substantially all financing assets were IT related assets, and approximately 53 percent of the total external portfolio was with investment-grade clients with no direct exposure to consumers. The improvement in investment-grade year to year (1 point) was driven primarily by rating changes within the existing portfolio, not by changing the company’s approach to the market. This investment-grade percentage is based on credit ratings of the companies in the portfolio. Additionally, the company takes actions to transfer exposure to third parties. On that basis, the investment-grade content would increase by 17 points to 70 percent, an increase of 5 points year to year.

The company has a long-standing practice of taking mitigation actions, in certain circumstances, to transfer credit risk to third parties, including credit insurance, financial guarantees, nonrecourse borrowings, transfers of receivables recorded as true sales in accordance with accounting guidance or sales of equipment under operating lease.

IBM Working Capital

($ in millions)

At December 31:	2017	2016
Current assets	$49,735	$43,888
Current liabilities	37,363	36,275
Working capital	$12,373	$7,613
Current ratio	1.33:1	1.21:1

Working capital increased $4,760 million from the year-end 2016 position. The key changes are described below:

Current assets increased $5,847 million ($3,239 million adjusted for currency), as a result of:

•             An increase of $4,053 million ($3,105 million adjusted for currency) in cash and marketable securities; and

•             An increase of $2,386 million ($993 million adjusted for currency) in receivables driven by financing receivables; partially offset by

•             A decrease of $622 million ($841 million adjusted for currency) in prepaid expenses and other current assets.

Current liabilities increased $1,087 million (a decrease of $542 million adjusted for currency), as a result of:

•             An increase in taxes of $984 million ($849 million adjusted for currency); and

•             An increase in deferred income of $517 million driven by currency-related increases of $583 million; partially offset by

•             A decrease in short-term debt of $526 million ($537 million adjusted for currency).

Receivables and Allowances

Roll Forward of Total IBM Receivables Allowance for Credit Losses

($ in millions)

January 1,				December 31,
2017	Additions*	Write-offs**	Other+	2017
$776	$55	$(199)	$37	$668

*       Additions for Allowance for Credit Losses are charged to expense.

**Refer to note A, “Significant Accounting Policies,” on pages 92 and 93 for additional information regarding Allowance for Credit Loss write-offs.

+         Primarily represents translation adjustments.

The total IBM receivables provision coverage was 1.6 percent at December 31, 2017, a decrease of 40 basis points compared to December 31, 2016. The majority of the write-offs during 2017 related to Global Financing receivables, which had been previously reserved.

Global Financing Receivables and Allowances

The following table presents external financing receivables excluding residual values, and the allowance for credit losses:

($ in millions)

At December 31:	2017	2016
Gross financing receivables	$31,044	$28,043
Specific allowance for credit losses	258	335
Unallocated allowance for credit losses	78	103
Total allowance for credit losses	336	438
Net financing receivables	$30,709	$27,605
Allowance for credit losses coverage	1.1%	1.6%

The percentage of Global Financing receivables reserved was 1.1 percent at December 31, 2017, compared to 1.6 percent at December 31, 2016. In 2017, write-offs of $144 million of receivables previously reserved, primarily in China, resulted in a 23 percent reduction in the specific reserves, from $335 million at December 31, 2016, to $258 million at December 31, 2017. See note F, “Financing Receivables,” on page 107 for additional information. Unallocated reserves decreased 24 percent from $103 million at December 31, 2016, to $78 million at December 31, 2017 due to higher general reserve requirements in Brazil in the prior year.

Management Discussion

International Business Machines Corporation and Subsidiary Companies

Roll Forward of Global Financing Receivables Allowance for Credit Losses (included in Total IBM)

($ in millions)

January 1,				December 31,
2017	Additions*	Write-offs**	Other+	2017
$438	$17	$(144)	$24	$336

*       Additions for Allowance for Credit Losses are charged to expense.

**Refer to note A, “Significant Accounting Policies,” on pages 92 and 93 for additional information regarding Allowance for Credit Loss write-offs.

+         Primarily represents translation adjustments.

Global Financing’s bad debt expense was $17 million in 2017, compared to $69 million in 2016. The year-to-year decrease in bad debt expense was primarily due to lower general reserve requirements in Brazil.

Noncurrent Assets and Liabilities

($ in millions)

At December 31:	2017	2016
Noncurrent assets	$75,621	$73,582
Long-term debt	$39,837	$34,655
Noncurrent liabilities (excluding debt)	$30,432	$28,147

The increase in noncurrent assets of $2,039 million (a decrease of $233 million adjusted for currency) was driven by:

•        An increase in prepaid pension assets of $1,609 million ($1,357 million adjusted for currency) driven by the expected returns on plan assets partially offset by interest costs.

Long-term debt increased $5,182 million ($4,120 million adjusted for currency) driven by:

•        Bond issuances of $7,986 million; partially offset by

•        Current upcoming maturities of long-term debt of $5,214 million.

Other noncurrent liabilities, excluding debt, increased $2,285 million ($378 million adjusted for currency) primarily driven by:

•        An increase of $2,488 million ($1,953 million adjusted for currency) in other liabilities driven by the charge associated with the enactment of U.S. tax reform.

Debt

The company’s funding requirements are continually monitored and strategies are executed to manage the overall asset and liability profile. Additionally, the company maintains sufficient flexibility to access global funding sources as needed.

($ in millions)

At December 31:	2017	2016
Total company debt	$46,824	$42,169
Total Global Financing segment debt	$31,434	$27,859
Debt to support external clients	27,556	24,034
Debt to support internal clients	3,878	3,825
Non-Global Financing debt	15,390	14,309

Global Financing provides financing predominantly for the company’s external client assets, as well as for assets under contract by other IBM units. These assets, primarily for Technology Services & Cloud Platforms, generate long-term, stable revenue streams similar to the Global Financing asset portfolio. Based on their attributes, these Technology Services & Cloud Platforms assets are leveraged with the balance of the Global Financing asset base. The increase in debt was consistent with the company’s expectations in 2017 to increase leverage in the Global Financing business.

Non-Global Financing debt of $15,390 million was up $1,081 million from prior year-end levels.

Consolidated debt-to-capitalization ratio at December 31, 2017 was 72.5 percent, which includes a 5.7 point impact from the onetime charge of $5.5 billion associated with the enactment of U.S. tax reform in 2017, versus 69.6 percent at December 31, 2016.

Given the significant leverage, the company also presents a debt-to-capitalization ratio which excludes Global Financing debt and equity as management believes this is more representative of the company’s core business operations. This ratio can vary from period to period as the company manages its global cash and debt positions. “Core” debt-to-capitalization ratio (excluding Global Financing debt and equity) was 51.9 percent at December 31, 2017, which includes an 8.1 point impact from the charge of $5.5 billion associated with the enactment of U.S. tax reform in 2017, compared to 49.5 percent at December 31, 2016.

At December 31:	2017		2016
Global Financing debt-to-equity ratio	9.0	x	7.3	x

The debt used to fund Global Financing assets is composed of intercompany loans and external debt. Total debt changes generally correspond with the level of client and commercial financing receivables, the level of cash and cash equivalents, the change in intercompany and external payables and the change in intercompany investment from IBM. The terms of the intercompany loans are set by the company to substantially match the term, currency and interest rate variability underlying the financing receivable and are based on arm’s-length pricing.

Management Discussion

International Business Machines Corporation and Subsidiary Companies

Global Financing provides financing predominantly for the company’s external client assets, as well as for assets under contract by other IBM units. As previously stated, the company measures Global Financing as a stand-alone entity, and accordingly, interest expense relating to debt supporting Global Financing’s external client and internal business is included in the “Global Financing Results of Operations” on page 40 and in note T, “Segment Information,” on pages 142 to 146. In the company’s Consolidated Statement of Earnings, the external debt-related interest expense supporting Global Financing’s internal financing to the company is reclassified from cost of financing to interest expense.

Equity

Total equity decreased by $667 million from December 31, 2016 as a result of an increase in treasury stock of $4,457 million mainly due to gross common stock repurchases, partially offset by lower accumulated other comprehensive losses of $2,806 million primarily due to retirement plan remeasurements, an increase in common stock of $631 million and an increase in retained earnings of $368 million.

Cash Flow

The company’s cash flows from operating, investing and financing activities, as reflected in the Consolidated Statement of Cash Flows on page 81 are summarized in the table below. These amounts include the cash flows associated with the Global Financing business.

($ in millions)

For the year ended December 31:	2017	2016
Net cash provided by/(used in) continuing operations
Operating activities	$16,724	$17,084	*
Investing activities	(7,096)	(10,976)
Financing activities	(6,418)	(5,917	)*
Effect of exchange rate changes on cash and cash equivalents	937	(51)
Net change in cash and cash equivalents	$4,146	$140

* Reclassified to reflect adoption of the FASB guidance on share-based compensation.

Net cash provided by operating activities decreased by $360 million in 2017 driven by the following key factors:

•        Performance-related declines within net income; and

•        An increase in cash income tax payments of $519 million; partially offset by

•        An increase in cash provided by receivables of $585 million.

Net cash used in investing activities decreased $3,881 million driven by:

•        A decrease in cash used related to acquisitions of $5,184 million, partially offset by an increase of net non-operating financing receivables of $1,137 million.

Net cash used in financing activities increased $502 million as compared to the prior year driven by the following factors:

•        An increase of $838 million of cash used for gross common share repurchases; partially offset by

•        An increase in net cash sourced from debt transactions of $683 million driven by a higher level of issuances in the current year.

Global Financing Return on Equity Calculation

($ in millions)

At December 31:	2017	2016
Numerator
Global Financing after-tax income(1) *	$1,116	$1,126
Denominator
Average Global Financing equity(2) **	$3,394	$3,680
Global Financing return on equity(1)/ (2)	32.9%	30.6%

*       Calculated based upon an estimated tax rate principally based on Global Financing’s geographic mix of earnings as IBM’s provision for income taxes is determined on a consolidated basis.

**Average of the ending equity for Global Financing for the last five quarters.

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

($ in millions except per share amounts)

		Acquisition-		Retirement-		Tax Reform
		Related		Related		One-Time		Operating
For the year ended December 31, 2017:	GAAP	Adjustments		Adjustments		Charge(1)		(non-GAAP)
Gross profit	$36,227	$449		$799		$—		$37,475
Gross profit margin	45.8%	0.6	pts.	1.0	pts.	—	pts.	47.4%
SG&A	$20,107	$(509)		$(472)		$—		$19,126
RD&E	5,787	—		(197)		—		5,590
Other (income) and expense	(216)	(39)		—		—		(255)
Total expense and other (income)	24,827	(548)		(669)		—		23,609
Pre-tax income from continuing operations	11,400	997		1,468		—		13,886
Pre-tax margin from continuing operations	14.4%	1.3	pts.	1.9	pts.	—	pts.	17.5%
Provision for income taxes*	$5,642	$279		$485		$(5,475)		$931
Effective tax rate	49.5%	(1.5	)pts.	(1.7	)pts.	(39.5	)pts.	6.7%
Income from continuing operations	$5,758	$718		$983		$5,475		$12,935
Income margin from continuing operations	7.3%	0.9	pts.	1.2	pts.	6.9	pts.	16.3%
Diluted earnings per share from continuing operations	$6.14	$0.77		$1.05		$5.84		$13.80

*       The tax impact on operating (non-GAAP) pre-tax income is calculated under the same accounting principles applied to the GAAP pre-tax income which employs an annual effective tax rate method to the results.

(1)   Operating (non-GAAP) earnings excludes a charge of $5.5 billion associated with the enactment of U.S. tax reform due to its unique non-recurring nature.

($ in millions except per share amounts)

		Acquisition-		Retirement-
		Related		Related		Operating
For the year ended December 31, 2016:	GAAP	Adjustments		Adjustments		(non-GAAP)
Gross profit	$38,294	$494		$316		$39,104
Gross profit margin	47.9%	0.6	pts.	0.4	pts.	48.9%
SG&A	$21,069	$(501)		$(253)		$20,315
RD&E	5,751	—		(29)		5,722
Other (income) and expense	145	(7)		—		138
Total expense and other (income)	25,964	(508)		(282)		25,174
Pre-tax income from continuing operations	12,330	1,003		598		13,931
Pre-tax margin from continuing operations	15.4%	1.3	pts.	0.7	pts.	17.4%
Provision for income taxes*	$449	$268		$183		$900
Effective tax rate	3.6%	1.7	pts.	1.2	pts.	6.5%
Income from continuing operations	$11,881	$735		$415		$13,031
Income margin from continuing operations	14.9%	0.9	pts.	0.5	pts.	16.3%
Diluted earnings per share from continuing operations	$12.39	$0.77		$0.43		$13.59

*       The tax impact on operating (non-GAAP) pre-tax income is calculated under the same accounting principles applied to the GAAP pre-tax income which employs an annual effective tax rate method to the results.

Management Discussion

International Business Machines Corporation and Subsidiary Companies

Consolidated Fourth-Quarter Results

($ and shares in millions except per share amounts)

				Yr.-to-Yr.
				Percent/
				Margin
For the fourth quarter:	2017		2016	Change
Revenue	$22,543		$21,770	3.6	%*
Gross profit margin	48.2%		50.0%	(1.9	)pts.
Total expense and other (income)	$6,393		$5,907	8.2%
Total expense and other (income)-to-revenue ratio	28.4%		27.1%	1.2 pts.
Income from continuing operations before income taxes	$4,469		$4,986	(10.4)%
Provision for income taxes from continuing operations	$5,522	**	$480	NM
Income/(loss) from continuing operations	$(1,053	)**	$4,505	NM
Income/(loss) from continuing operations margin	(4.7)%		20.7%	NM
Loss from discontinued operations, net of tax	$(1)		$(4)	(71.3)%
Net income/(loss)	$(1,054)		$4,501	NM
Earnings/(loss) per share from continuing operations: Assuming dilution	$(1.14	)**	$4.73	NM
Consolidated earnings/(loss) per share—assuming dilution	$(1.14	)**	$4.72	NM
Weighted-average shares outstanding: Assuming dilution	924.5		952.7	(3.0)%

*                 0.9 percent adjusted for currency.

**          Includes a charge of $5.5 billion associated with the enactment of U.S. tax reform, or $5.91 of diluted earnings per share in 2017.

NM—Not meaningful

The following table provides the company’s operating (non-GAAP) earnings for the fourth quarter of 2017 and 2016.

($ in millions except per share amounts)

				Yr.-to-Yr.
				Percent
For the fourth quarter:	2017		2016	Change
Net income/(loss) as reported	$(1,054	)**	$4,501	NM
Loss from discontinued operations, net of tax	(1)		(4)	(71.3)%
Income/(loss) from continuing operations	(1,053	)**	4,505	NM
Non-operating adjustments (net of tax)
Acquisition-related charges	181		193	(6.6)
Non-operating retirement-related costs/(income)	206		77	168.5
U.S. tax reform one-time charge	5,475		—	NM
Operating (non-GAAP) earnings*	$4,809		$4,776	0.7%
Diluted operating (non-GAAP) earnings per share	$5.18		$5.01	3.4%

*                 See page 55 for a more detailed reconciliation of net income to operating (non-GAAP) earnings.

**          Includes a charge of $5.5 billion associated with the enactment of U.S. tax reform in December 2017.

NM—Not meaningful

Snapshot

In the fourth quarter of 2017, the company reported $22.5 billion in revenue and a loss from continuing operations of $1.1 billion, which included a charge of $5.5 billion associated with the enactment of U.S. tax reform. Fourth-quarter operating (non-GAAP) earnings was $4.8 billion, which excludes the one-time charge. Fourth-quarter diluted earnings/(loss) per share from continuing operations was $(1.14) as reported and operating (non-GAAP) diluted earnings per share from continuing operations was $5.18. The company generated $5.7 billion in cash from operations and $6.8 billion in free cash flow in the fourth quarter of 2017 and shareholder returns of $2.1 billion in gross common stock repurchases and dividends.

Management Discussion

International Business Machines Corporation and Subsidiary Companies

In the fourth quarter, the company continued to deliver solid growth in its strategic imperatives which generated $11.1 billion of revenue and grew 17 percent as reported and 14 percent adjusted for currency, led by cloud and security, as the company continues to embed AI and cloud into its offerings. The strategic imperatives are not separate businesses, they are offerings across the segments that address opportunities in analytics, cloud, security and mobile. Strategic imperatives growth in the fourth quarter continued to largely represent organic growth as the acquisitive content has leveled on a year-to-year basis. Total Cloud revenue of $5.5 billion increased 30 percent as reported and 27 percent adjusted for currency as the company enables clients to implement comprehensive cloud solutions. Cloud-asa-Service revenue was up 20 percent (18 percent adjusted for currency) and the annual exit run rate for as-a-Service revenue increased to $10.3 billion in the fourth quarter of 2017 compared to $9.4 billion in the third quarter of 2017. Analytics revenue of $6.1 billion increased 9 percent as reported (6 percent adjusted for currency). Mobile revenue increased 23 percent (21 percent adjusted for currency) and Security revenue more than doubled year to year, reflecting the strong demand for the pervasive encryption capabilities in IBM Z and good performance in both managed security services within Technology & Cloud Platforms and in security software.

From a segment perspective, Cognitive Solutions revenue increased 2.5 percent as reported, flat adjusted for currency, led by growth in Transaction Processing Software, driven by middleware as clients continued to invest and grow their high-value, mission critical workloads on the IBM Z platform. Solutions Software revenue increased year to year as reported, but declined adjusted for currency. Cognitive Solutions performance in the fourth quarter included growth in annuity revenue, including double-digit growth in as-a-Service solutions. Global Business Services (GBS) revenue increased 0.7 percent as reported, but decreased 2 percent adjusted for currency. Growth in Consulting, led by the digital offerings was partially offset by declines in Global Process Services and Application Management. This was the second consecutive quarter of revenue growth in Consulting. GBS strategic imperatives revenue increased 9 percent (7 percent adjusted for currency), led by the cloud practice, analytics and mobile. Technology Services & Cloud Platforms revenue decreased 1.2 percent as reported and 4 percent adjusted for currency, primarily driven by a decline in Infrastructure Services. However, within Technology Services & Cloud Platforms, strategic imperatives revenue was up 15 percent as reported and 12 percent adjusted for currency, driven by hybrid cloud services, security and mobile. Systems revenue increased 31.7 percent as reported and 28 percent adjusted for currency with growth in all three brands—IBM Z, Power Systems and Storage Systems. This was the first full quarter of revenue since the announcement of the z14, and with pervasive encryption and the ability to address new technologies such as blockchain, the company is adding new clients and new workloads to the platform.

From a geographic perspective, Americas revenue increased 4.6 percent (4 percent adjusted for currency) year to year, with growth in the U.S., Latin America and Canada. This represented sequential improvement of 6.6 points as reported (6 points adjusted for currency) compared to the year-to-year third quarter 2017 growth rates. EMEA revenue increased 6.3 percent as reported, but decreased 1 percent adjusted for currency. France and Spain had growth as reported and adjusted for currency, but were more than offset by declines in Germany, Italy and the UK, adjusted for currency. Asia Pacific revenue decreased 2.2 percent as reported (2 percent adjusted for currency). Within Asia Pacific, declines in China and Australia were partially offset by growth in Japan and India, as reported and adjusted for currency.

The consolidated gross profit margin of 48.2 percent decreased 1.9 points year to year. Operating (non-GAAP) gross margin of 49.5 percent decreased 1.4 points compared to the prior year. The consolidated gross margin and the operating (non-GAAP) gross margin both improved sequentially compared to the respective third-quarter 2017 gross margins.

Total expense and other (income) increased 8.2 percent in the fourth quarter of 2017 compared to the prior year. The year-to-year increase was primarily driven by the effects of currency (4 points) and lower intellectual property income (3 points). The expense dynamics reflect continued efficiency in the underlying spending, offset by continued investment to build and reinvent new solutions and platforms. Total operating (non-GAAP) expense and other (income) increased 6.2 percent year to year driven primarily by the same factors.

Pre-tax income from continuing operations of $4.5 billion in the fourth quarter of 2017 decreased 10.4 percent year to year and the pre-tax margin was 19.8 percent, a decrease of 3.1 points. The continuing operations effective tax rate for the fourth quarter of 2017 was 123.6 percent, which included a one-time charge of $5.5 billion from the enactment of U.S. tax reform. Losses from continuing operations in the fourth quarter of 2017 were $1.1 billion compared to income from continuing operations of $4.5 billion in the fourth quarter of 2016. Operating (non-GAAP) pre-tax income from continuing operations of $5.1 billion decreased 5.2 percent year to year. Operating (non-GAAP) pre-tax margin from continuing operations decreased 2.1 points to 22.7 percent. Operating (non-GAAP) income from continuing operations of $4.8 billion increased 0.7 percent and the operating (non-GAAP) income margin from continuing operations of 21.3 percent decreased 0.6 points. The operating (non-GAAP) effective tax rate from continuing operations in the fourth quarter of 2017 was 6.1 percent versus 11.5 percent in the prior year.

Diluted earnings/(loss) per share from continuing operations was $(1.14) in the fourth quarter of 2017, which included the charge associated with the enactment of U.S. tax reform, compared to $4.73 in the prior year. In the fourth quarter of 2017, the company repurchased 4.4 million shares of its common stock at a cost of $0.7 billion and had $3.8 billion remaining in the share repurchase authorization at December 31, 2017. Operating (non-GAAP) diluted earnings per share of $5.18 increased 3.4 percent versus the fourth quarter of 2016.

Management Discussion

International Business Machines Corporation and Subsidiary Companies

Results of Continuing Operations

Segment Details

The following is an analysis of the fourth quarter of 2017 versus the fourth quarter of 2016 reportable segment external revenue and gross margin results. Segment pre-tax income includes transactions between the segments that are intended to reflect an arm’s-length transfer price and excludes certain unallocated corporate items.

($ in millions)

			Yr.-to-Yr.		Yr.-to-Yr.
			Percent/		Percent Change
			Margin		Adjusted for
For the fourth quarter:	2017	2016	Change		Currency
Revenue
Cognitive Solutions	$5,432	$5,297	2.5%		0.0%
Gross margin	79.2%	82.7%	(3.5	)pts.
Global Business Services	4,152	4,121	0.7%		(1.5)%
Gross margin	24.8%	26.9%	(2.1	)pts.
Technology Services & Cloud Platforms	9,198	9,308	(1.2)%		(4.0)%
Gross margin	40.9%	42.9%	(2.0	)pts.
Systems	3,332	2,530	31.7%		28.5%
Gross margin	55.7%	56.9%	(1.2	)pts.
Global Financing	450	447	0.8%		(1.8)%
Gross margin	29.5%	36.2%	(6.8	)pts.
Other	(20)	66	NM		NM
Gross margin	(1,093.4)%	(289.7)%	NM
Total consolidated revenue	$22,543	$21,770	3.6%		0.9%
Total consolidated gross profit	$10,862	$10,893	(0.3)%
Total consolidated gross margin	48.2%	50.0%	(1.9	)pts.
Non-operating adjustments
Amortization of acquired intangible assets	99	124	(19.8)%
Retirement-related costs/(income)	209	78	168.2%
Operating (non-GAAP) gross profit	$11,170	$11,095	0.7%
Operating (non-GAAP) gross margin	49.5%	51.0%	(1.4	)pts.

NM—Not meaningful

Cognitive Solutions

Cognitive Solutions revenue of $5,432 million grew 2.5 percent as reported and was flat adjusted for currency in the fourth quarter of 2017 compared to the prior year. These results reflect growth as reported and adjusted for currency in Transaction Processing Software. Within Solutions Software, there was strong performance in the areas the company is shifting to, including Watson offerings and SaaS.

Solutions Software revenue of $3,791 million grew 1.2 percent as reported (decreased 1 percent adjusted for currency) compared to the prior year. Within Solutions Software, the annuity content, which represents 80 percent of this unit’s revenue on an annual basis, grew 5.4 percent as reported (3 percent adjusted for currency) year to year compared to the fourth quarter of 2016. There was continued double-digit growth in SaaS offerings as the company continues to invest to build scale in its as-a-Service businesses. Security contributed to year-to-year growth in the fourth quarter. There was also continued focus on industry verticals and strong performance in areas such as Watson Health and Watson IoT offerings. However, there was weakness in certain more traditional analytics offerings that drove a decline in revenue compared to the prior year. With a larger mix of transactional content in the fourth quarter, this impacted overall revenue performance for Solutions Software. Transaction Processing Software revenue of $1,641 million grew 5.8 percent as reported (3 percent adjusted for currency) compared to the fourth quarter of 2016 as clients continue to invest and grow their high-value, mission-critical workloads on the IBM Z platform. This growth reflects clients’ ongoing long-term commitment and the value the company’s platform provides to them.

Cognitive Solutions total fourth-quarter strategic imperatives revenue of $3.5 billion was flat year to year as reported and decreased 3 percent adjusted for currency. Cloud revenue of $0.7 billion grew 8 percent as reported and 6 percent adjusted for currency, with an as-a-Service exit run rate of $2.1 billion.

Cognitive Solutions gross profit margin decreased 3.5 points to 79.2 percent in the fourth quarter of 2017 compared to the prior year. In the fourth quarter, pre-tax income of $2,279 million decreased 1.5 percent compared to the prior year with a pre-tax margin decline of 1.1 points to 37.5 percent driven by ongoing investments in strategic areas and a mix of businesses into lower margin offerings. Although SaaS margins continued to expand, the company is not yet at scale for these offerings. There was also lower IP income and an increase in royalty costs associated with IP licensing agreements in the fourth quarter of 2017 compared to the prior year contributing to the pre-tax margin decline.

Management Discussion

International Business Machines Corporation and Subsidiary Companies

Global Business Services

Global Business Services revenue of $4,152 million increased 0.7 percent as reported (decreased 2 percent adjusted for currency) in the fourth quarter of 2017 compared to the prior year with growth in Consulting partially offset by declines in Application Management and GPS as reported and at constant currency. In the fourth quarter of 2017, there was growth in GBS signings as reported and adjusted for currency, marking the fourth consecutive quarter of signings growth for the segment.

Consulting revenue of $1,868 million increased 3.0 percent as reported (1 percent adjusted for currency) led by the company’s digital strategy and iX platform. This was the second consecutive quarter of growth in Consulting as reported and adjusted for currency. The Consulting backlog has grown year to year in the third and fourth quarters of 2017. GPS revenue of $318 million decreased 6.5 percent as reported (8 percent adjusted for currency) compared to the prior year. Application Management revenue of $1,967 million decreased 0.1 percent as reported (3 percent adjusted for currency) driven by declines in traditional ERP managed services and the successful completion in prior periods of some large contracts. There is continued focus on offerings that help clients modernize their critical application suites by implementing cloud-centric architectures and microservices.

GBS strategic imperatives revenue of $2.6 billion grew 9 percent as reported (7 percent adjusted for currency) year to year. Cloud revenue of $1.1 billion grew 19 percent as reported (17 percent adjusted for currency), with an as-a-Service exit run rate of $1.3 billion.

GBS fourth-quarter gross profit margin decreased 2.1 points to 24.8 percent year to year. Pre-tax income of $337 million decreased 35.5 percent year to year. The pre-tax margin declined 4.4 points to 7.9 percent. This decline in margins reflects fourth-quarter impacts from currency, continuing investment in skills to transform the GBS business, and continued price and profit pressure in some more traditional areas in Application Management.

Technology Services & Cloud Platforms

Technology Services & Cloud Platforms revenue of $9,198 million decreased 1.2 percent as reported and 4 percent adjusted for currency in the fourth quarter of 2017 compared to the prior year. Although there was an overall year-to-year revenue decline, there was continued double-digit growth as reported and adjusted for currency in strategic imperatives revenue within the segment.

Infrastructure Services revenue of $5,995 million declined 1.5 percent as reported (4 percent adjusted for currency) compared to the prior year. This decline reflects the continued impact associated with contract conclusions at the end of 2016 and the shift away from certain lower value work within the business. Clients continue to look to cloud offerings to drive efficiency and agility in their infrastructure and create new business models. Technical Support Services revenue of $1,840 million increased 0.7 percent as reported (decreased 2 percent adjusted for currency) year to year. Integration Software revenue of $1,364 million decreased 2.3 percent as reported (5 percent adjusted for currency) compared to the prior year. There was strong double-digit revenue growth as reported and adjusted for currency in SaaS offerings across the portfolio with continued momentum in hybrid integration tools that are important to enterprise cloud deployments. This was offset by declines in on-premise offerings as more of this portfolio shifts to cloud.

Technology Services & Cloud Platforms strategic imperatives revenue of $2.9 billion grew 15 percent year to year as reported (12 percent adjusted for currency). Cloud revenue of $2.0 billion grew 13 percent as reported (10 percent adjusted for currency), with an as-a-Service exit run rate of $6.9 billion.

Technology Services & Cloud Platforms gross profit margin decreased 2.0 points year to year in the fourth quarter to 40.9 percent driven primarily by some of the large contract conclusions and delays in productivity improvements. Pre-tax income of $1,456 million decreased 22.7 percent. The pretax margin declined 4.2 points year to year to 15.6 percent, but improved sequentially compared to the third quarter of 2017. While there has been improvement in spending related to prior-year workforce reduction transformation actions, the company continues to invest to scale its cloud platforms, deliver productivity through automation and infuse AI into its offerings.

Systems

Systems revenue of $3,332 million grew 31.7 percent year to year as reported (28 percent adjusted for currency) in the fourth quarter of 2017. Systems Hardware revenue of $2,865 million grew 38.2 percent as reported (35 percent adjusted for currency) with strong z14 revenue performance in its first full quarter, growth in Power Systems (as reported and adjusted for currency), and the fourth consecutive quarter of growth in Storage Systems, as reported and adjusted for currency. Operating Systems Software revenue of $467 million grew 2.3 percent as reported (flat adjusted for currency) compared to the prior year.

Within Systems Hardware, fourth-quarter IBM Z revenue grew 74.9 percent as reported (71 percent adjusted for currency) year to year reflecting the strong client demand for this platform. The z14 adoption was broad based across many countries and industries. In the fourth quarter, there were 14 new clients across 10 countries, with strong revenue performance in North America where clients continue to leverage traditional IT infrastructure together with cloud. The company continues to address emerging workloads across the IBM Z platform, such as blockchain, machine learning, dev ops and instant payments. Overall, the mainframe continues to deliver a high-value, secure and scalable platform that is critical in managing clients’ complex environments.

Management Discussion

International Business Machines Corporation and Subsidiary Companies

Power Systems revenue grew 18.0 percent as reported (15 percent adjusted for currency) year to year driven by double-digit growth in the low-end and high-end portfolios, with cloud-enabled offerings serving new markets. The company continues to shift to the growing Linux market and in the fourth quarter released the next-generation Power System, with the new POWER9 processor. These POWER9 systems bring unprecedented speed to AI workloads and enable clients to compete and win in the data-intensive AI era.

Storage Systems revenue increased by 10.9 percent as reported (8 percent adjusted for currency) year to year with double-digit growth (as reported and adjusted for currency) in high-end hardware products primarily from the demand for flash as well as the capacity increase linked to mainframe demand. There was also continued growth as reported and adjusted for currency in all-flash array offerings in this high-growth market.

Systems strategic imperatives revenue of $2.1 billion grew 91 percent year to year as reported (86 percent adjusted for currency). Cloud revenue of $1.7 billion grew 90 percent as reported (86 percent adjusted for currency).

The Systems gross profit margin decreased 1.2 points to 55.7 percent in the fourth quarter of 2017 compared to the prior year, but improved sequentially compared to the third quarter of 2017 consistent with product cycle dynamics. The overall decrease year-to-year was driven by margin declines across all product lines, partially offset by product mix primarily toward the higher-margin IBM Z. In the fourth quarter of 2017, pre-tax income of $908 million grew 56.8 percent and pre-tax margin increased 4.3 points year to year to 25.9 percent driven by the strong fourth quarter performance in Systems Hardware. The company continues to deliver innovation it its systems and remains focused on continually reinventing this portfolio.

Global Financing

Global Financing revenue of $450 million increased 0.8 percent year to year. Global Financing fourth quarter pre-tax income decreased 1.2 percent to $443 million and the pre-tax margin of 44.4 percent decreased 4.9 points year to year. The decrease in pre-tax income was driven by a decrease in gross profit and an increase in financing receivable provisions, partially offset by a decrease in SG&A expense.

Geographic Revenue

Total geographic revenue of $22,450 million increased 3.6 percent as reported and 1 percent adjusted for currency in the fourth quarter of 2017 compared to the prior year. Americas revenue of $10,752 million increased 4.6 percent as reported and 4 percent adjusted for currency. This represented sequential improvement compared to the year-to-year growth rate in the third quarter of 2017 of 6.6 points as reported (6 points adjusted for currency). EMEA fourth quarter revenue of $7,159 million increased 6.3 percent as reported, but decreased 1 percent adjusted for currency. Asia Pacific revenue of $4,540 million declined 2.2 percent and 2 percent adjusted for currency.

Within Americas, revenue in the U.S. increased 2.9 percent compared to the prior year. Canada increased 15.7 percent as reported and 10 percent adjusted for currency. Latin America increased 6.8 percent as reported and 6 percent adjusted for currency. Within Latin America, Brazil increased 13.1 percent as reported and 12 percent adjusted for currency.

In the fourth quarter, EMEA revenue performance by country varied. The UK increased 2.4 percent as reported, but decreased 4 percent adjusted for currency. Germany increased 0.5 percent as reported, but decreased 8 percent adjusted for currency. France increased 20.8 percent as reported and 10 percent adjusted for currency. Spain was up 18.9 percent as reported and 8 percent adjusted for currency and Italy was essentially flat as reported, but down 9 percent adjusted for currency. Russia was up 12.3 percent (12 percent adjusted for currency).

Within Asia Pacific, China decreased 16.2 percent as reported and 18 percent adjusted for currency primarily due to strong sales in the banking industry in the prior year. Japan increased 1.0 percent as reported and 4 percent adjusted for currency and India increased 7.7 percent as reported and 3 percent adjusted for currency.

Total Expense and Other (Income)

($ in millions)

			Yr.-to-Yr.
			Percent/
			Margin
For the fourth quarter:	2017	2016	Change
Total consolidated expense and other (income)	$6,393	$5,907	8.2%
Non-operating adjustments
Amortization of acquired intangible assets	(115)	(132)	(13.5)
Acquisition-related charges	(33)	(4)	NM
Non-operating retirement-related (costs)/income	(195)	(76)	156.9
Operating (non-GAAP) expense and other (income)	$6,050	$5,696	6.2%
Total consolidated expense-to-revenue ratio	28.4%	27.1%	1.2	pts.
Operating (non-GAAP) expense-to-revenue ratio	26.8%	26.2%	0.7	pts.

NM—Not meaningful

Total expense and other (income) increased 8.2 percent in the fourth quarter with an expense-to-revenue ratio of 28.4 percent compared to 27.1 percent in the fourth quarter of 2016. Total operating (non-GAAP) expense and other (income) increased 6.2 percent year to year. The year-to-year increase in total expense and other (income) was primarily the result of the effects of currency (4 points) and lower intellectual property income (3 points). The expense dynamics reflected continued efficiency in the underlying spending offset by continued investment to build and reinvent new solutions and platforms.

Management Discussion

International Business Machines Corporation and Subsidiary Companies

Cash Flow

The company generated $5.7 billion in cash flow from operating activities in the fourth quarter of 2017, an increase of $1.8 billion compared to the fourth quarter of 2016, primarily due to improved working capital. Net cash used in investing activities of $3.8 billion was $0.1 billion higher than the prior year, primarily driven by an increase in cash from net purchases of marketable securities and other investments ($0.3 billion). Net cash used in financing activities of $0.9 billion decreased $0.4 billion compared to the prior year, primarily driven by higher net debt issuances ($0.3 billion) and lower common stock repurchases ($0.2 billion).

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

($ in millions except per share amounts)

		Acquisition-		Retirement-		Tax Reform
		Related		Related		One-Time		Operating
For the fourth quarter 2017:	GAAP	Adjustments		Adjustments		Charge (1)		(non-GAAP)
Gross profit	$10,862	$99		$209		$—		$11,170
Gross profit margin	48.2%	0.4	pts.	0.9	pts.	—	pts.	49.5%
SG&A	$5,147	$(116)		$(145)		$—		$4,886
RD&E	1,427	—		(50)		—		1,378
Other (income) and expense	2	(32)		—		—		(30)
Total expense and other (income)	6,393	(148)		(195)		—		6,050
Pre-tax income from continuing operations	4,469	247		404		—		5,120
Pre-tax margin from continuing operations	19.8%	1.1	pts.	1.8	pts.	—	pts.	22.7%
Provision for income taxes*	$5,522	$67		$197		$(5,475)		$310
Effective tax rate	123.6%	(4.7	)pts.	(5.9	)pts.	(106.9	)pts.	6.1%
Income/(loss) from continuing operations	$(1,053)	$181		$206		$5,475		$4,809
Income/(loss) margin from continuing operations	(4.7)%	0.8	pts.	0.9	pts.	24.3	pts.	21.3%
Diluted earnings/(loss) per share from continuing operations	$(1.14)	$0.19		$0.22		$5.91		$5.18

*       The tax impact on operating (non-GAAP) pre-tax income from continuing operations is calculated under the same accounting principles applied to the GAAP pre-tax income which employs an annual effective tax rate method to the results.

(1)   Operating (non-GAAP) earnings excludes a charge of $5.5 billion associated with the enactment of U.S. tax reform due to its unique non-recurring nature.

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

Management Discussion

International Business Machines Corporation and Subsidiary Companies

PRIOR YEAR IN REVIEW

This section provides a summary of the company’s financial performance in 2016 as compared to 2015. For additional information, see the company’s 2016 Annual Report.

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

*       (1.6) percent adjusted for currency.

**At December 31

The following table provides the company’s operating (non-GAAP) earnings for 2016 and 2015.

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

*  See page 65 for a more detailed reconciliation of net income to operating earnings.

Management Discussion

International Business Machines Corporation and Subsidiary Companies

Snapshot

In 2016, the company delivered $79.9 billion in revenue, $11.9 billion in income from continuing operations and $13.0 billion in operating (non-GAAP) earnings, resulting in diluted earnings per share from continuing operations of $12.39 as reported and $13.59 on an operating (non-GAAP) basis. On a consolidated basis, net income in 2016 was $11.9 billion, with diluted earnings per share of $12.38. The company generated $17.0 billion in cash from operations and $11.6 billion in free cash flow in 2016 and shareholder returns of $8.8 billion in gross common stock repurchases and dividends.

In 2016, the company:

•             Delivered strong results in the strategic imperatives;

•             Made progress in building new businesses and creating new markets;

•             Delivered innovation in the more traditional businesses and monetized core technologies; and

•             Continued to return capital to shareholders.

Total consolidated revenue in 2016 decreased 2.2 percent as reported and 1.6 percent year to year adjusted for currency. Annuity revenue increased as reported and adjusted for currency while transactional revenue declined year to year. In addition, acquisitions completed in the prior 12-month period contributed to revenue growth.

In 2016, the company had continued strong revenue growth in cloud, analytics, mobile and security, which together grew 13 percent year to year as reported and 14 percent adjusted for currency. The strategic imperatives generated $32.8 billion in revenue, which represented 41 percent of the company’s revenue, an increase of 6 points from 2015. Total Cloud revenue of $13.7 billion increased 35 percent both as reported and adjusted for currency, with cloud as-a-Service revenue up 55 percent as reported and 57 percent adjusted for currency. The company exited 2016 with an annual run rate for cloud as-a-Service revenue of $8.6 billion, up from $5.3 billion at the end of 2015. Analytics revenue of $19.5 billion increased 9 percent as reported and adjusted for currency. Mobile revenue increased 34 percent year to year as reported (35 percent adjusted for currency) and Security revenue increased 13 percent as reported (14 percent adjusted for currency).

From a segment perspective, Cognitive Solutions revenue increased 1.9 percent as reported and 3 percent adjusted for currency with growth in Solutions Software, led by an increase in Analytics and Security revenue; partially offset by a decline in Transaction Processing Software. GBS revenue decreased 2.7 percent as reported and 3 percent adjusted for currency primarily driven by a decline in Consulting revenue. Revenue performance continued to be impacted by the company’s shift away from traditional businesses, such as ERP implementations. GBS strategic imperatives revenue had double-digit growth year to year as reported and adjusted for currency. Technology Services & Cloud Platforms revenue increased 0.6 percent as reported and 1 percent adjusted for currency led by growth in Infrastructure Services as the company assisted clients in modernizing and transforming their infrastructures. Technology Services & Cloud Platforms strategic imperatives revenue was up 39 percent (40 percent adjusted for currency) year to year. Systems revenue decreased 19.2 percent (19 percent adjusted for currency) with IBM Z down 27.1 percent (27 percent adjusted for currency) and Power Systems down 27.1 percent (27 percent adjusted for currency).

The consolidated gross profit margin of 47.9 percent decreased 1.9 points year to year and reflected the impact of the company’s investments, including acquisitions, and mix to as-a-Service. The operating (non-GAAP) gross margin of 48.9 percent decreased 1.9 points compared to 2015 driven primarily by the same factors.

Total expense and other (income) increased 4.9 percent in 2016 compared to the prior year. Total operating (non-GAAP) expense and other (income) increased 5.6 percent compared to 2015. The year-to-year increase in total expense was driven primarily by the impact of acquisitions completed in the prior 12 months (5 points) and the impact from currency (2 points). Total expense and other (income) in 2016 also included charges for actions taken to accelerate the transformation of the company’s workforce and shift its skill base, as well as increased investments in the strategic areas of cognitive, security and cloud. This included a higher level of workforce rebalancing charges ($451 million) year to year and real estate capacity charges ($291 million) related to the workforce transformation. Partially offsetting these increases was a higher level of IP income ($950 million) year to year driven primarily by the company’s software licensing arrangements.

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

Management Discussion

International Business Machines Corporation and Subsidiary Companies

Diluted earnings per share from continuing operations of $12.39 in 2016 decreased 8.9 percent year to year. In 2016, the company repurchased 23.3 million shares of its common stock at a cost of $3.5 billion. Operating (non-GAAP) diluted earnings per share of $13.59 decreased 8.9 percent versus 2015. Diluted earnings/(loss) per share from discontinued operations was $(0.01) in 2016 compared to $(0.18) in 2015.

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

Total liabilities increased $3.0 billion ($3.9 billion adjusted for currency) from December 31, 2015 driven by:

•             Increases in total debt ($2.3 billion), retirement-related liabilities ($0.6 billion), and taxes ($0.4 billion).

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

The growth in Solutions Software revenue, which addresses many of the company’s strategic areas, was led by analytics and security offerings. Analytics continued to grow in key areas including Watson offerings such as Watson Health. Security also contributed to year-to-year growth, as the company continued to invest to build its security platform. There was strong SaaS performance during the year with double-digit growth in revenue as reported and adjusted for currency. In 2016, five acquisitions, including The Weather Company and Truven, added substantial new capabilities to the Solutions Software portfolio. Transaction Processing Software revenue declined as reported and adjusted for currency compared to the prior year. The majority of the Transaction Processing Software is on-premise and annuity in nature which is not a growing part of the software opportunity.

Within Cognitive Solutions, total 2016 strategic imperatives revenue of $11.7 billion grew 7 percent as reported (8 percent adjusted for currency) year to year. Cloud revenue of $2.1 billion grew 53 percent as reported (54 percent adjusted for currency), with an as-a-Service exit run rate of $1.8 billion.

($ in millions)

			Yr.-to-Yr.
			Percent/
			Margin
For the year ended December 31:	2016	2015	Change
Cognitive Solutions
External gross profit	$14,890	$15,189	(2.0)%
External gross profit margin	81.9%	85.1%	(3.3	)pts.
Pre-tax income	$6,352	$7,245	(12.3)%
Pre-tax margin	30.5%	36.1%	(5.6	)pts.

Profit performance in Cognitive Solutions in 2016 reflected impacts of the company’s continued investment into strategic areas, including acquisition content, and the mix toward the SaaS business which was not yet at scale, partially offset by the impact of IP partnership agreements entered into during the year.

Global Business Services

($ in millions)

				Yr.-to-Yr.
			Yr.-to-Yr.	Percent Change
			Percent	Adjusted for
For the year ended December 31:	2016	2015	Change	Currency
Global Business Services external revenue	$16,700	$17,166	(2.7)%	(2.5)%
Consulting	$7,332	$7,678	(4.5)%	(4.8)%
Global Process Services	1,388	1,435	(3.3)	(2.0)
Application Management	7,980	8,053	(0.9)	(0.5)

Global Business Services revenue decreased in 2016 compared to the prior year with declines across all services lines. The company continued to aggressively shift the GBS business in 2016 to the strategic imperatives which made up more than half of GBS revenue in 2016. Within GBS, total 2016 strategic imperatives revenue of $8.9 billion grew 16 percent as reported and adjusted for currency year to year. Cloud revenue of $3.0 billion grew 68 percent as reported (66 percent adjusted for currency), with an as-a-Service exit run rate of $1.1 billion. This growth was more than offset by declines in the more traditional areas that the company is shifting away from, such as large ERP implementations.

($ in millions)

			Yr.-to-Yr.
			Percent/
			Margin
For the year ended December 31:	2016	2015	Change
Global Business Services
External gross profit	$4,501	$4,837	(6.9)%
External gross profit margin	27.0%	28.2%	(1.2	)pts.
Pre-tax income	$1,732	$2,602	(33.4)%
Pre-tax margin	10.1%	14.7%	(4.6	)pts.

Management Discussion

International Business Machines Corporation and Subsidiary Companies

Profit performance for 2016 reflected the company’s investments, additional spending in certain accounts to deliver on client commitments, and price and profit pressure in more traditional engagements. The company continued to invest and shift resources to higher-value services around digital and cognitive. The company invested in enablement, hiring top talent and bringing in new skills through acquisitions, and focused on integrating and scaling these new skills.

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

In Technology Services & Cloud Platforms the business has been shifting from systems integration to services integration, which provided momentum in its new offerings. Infrastructure Services revenue grew as reported and adjusted for currency, partially offset by declines in Technical Support Services and Integration Software. Within Technology Services & Cloud Platforms, total 2016 strategic imperatives revenue of $8.7 billion grew 39 percent as reported (40 percent adjusted for currency) year to year. Cloud revenue of $5.9 billion grew 49 percent as reported (50 percent adjusted for currency), with an as-a-Service exit run rate of $5.8 billion.

($ in millions)

			Yr.-to-Yr.
			Percent/
			Margin
For the year ended December 31:	2016	2015	Change
Technology Services & Cloud Platforms
External Technology Services gross profit	$10,969	$11,008	(0.4)%
External Technology Services gross profit margin	35.6%	36.1%	(0.5	)pts.
External Integration Software gross profit	$3,830	$4,005	(4.4)%
External Integration Software gross profit margin	84.7%	86.3%	(1.6	)pts.
External total gross profit	$14,800	$15,014	(1.4)%
External total gross profit margin	41.9%	42.7%	(0.8	)pts.
Pre-tax income	$4,707	$5,669	(17.0)%
Pre-tax margin	13.1%	15.8%	(2.8	)pts.

Management Discussion

International Business Machines Corporation and Subsidiary Companies

The Technology Services & Cloud Platforms gross profit margin year-to-year decline was partially due to mix within the segment and margin declines in Technical Support Services and Integration Software, partially offset by an improved margin in Infrastructure Services. The margin improvement in Infrastructure Services reflected the benefits from delivery transformation and ongoing productivity actions related to automation, process optimization and leveraging the company’s scale, technology and talent. The company invested in cognitive capabilities to further improve its delivery model and drive efficiencies. The Technical Support Services margin decline reflected the mix to multi-vendor support offerings. The Integration Software margin declined as the portfolio continued to shift to an as-a-Service model. The pre-tax margin reflected the dynamics impacting gross profit and the continued investments to build out the cloud platform, partially offset by the impact of IP partnership agreements entered into during the year.

Systems

($ in millions)

				Yr.-to-Yr.
			Yr.-to-Yr.	Percent Change
			Percent	Adjusted for
For the year ended December 31:	2016	2015	Change	Currency
Systems external revenue	$7,714	$9,547	(19.2)%	(18.9)%
Systems Hardware	$5,926	$7,574	(21.8)%	(21.6)%
IBM Z			(27.1)	(26.8)
Power Systems			(27.1)	(26.8)
Storage Systems			(10.0)	(10.0)
Operating Systems Software	1,788	1,973	(9.4)	(8.7)

The year-to-year decline in Systems revenue in 2016 reflected market shifts and product cycle dynamics. Within Systems Hardware, the IBM Z revenue decline reflected product cycle dynamics. Throughout 2016, the company continued to optimize IBM Z to drive new workloads such as blockchain and instant payments. The year-to-year decline in Power Systems revenue reflected the underlying dynamics of a declining market for UNIX, where IBM continued to be the market leader, partially offset by growth in the expanding Linux market. The decline in Storage Systems revenue year to year reflected the weakness in the traditional disk storage market. Within Systems, total 2016 strategic imperatives revenue of $3.4 billion decreased 15 percent as reported and adjusted for currency year to year. Cloud revenue of $2.7 billion decreased 11 percent as reported and adjusted for currency as a result of a strong 2015 with the mainframe cycle.

($ in millions)

			Yr.-to-Yr.
			Percent/
			Margin
For the year ended December 31:	2016	2015	Change
Systems
External Systems Hardware gross profit	$2,720	$3,536	(23.1)%
External Systems Hardware gross profit margin	45.9%	46.7%	(0.8	)pts.
External Operating Systems Software gross profit	$1,577	$1,790	(11.9)%
External Operating Systems Software gross profit margin	88.2%	90.7%	(2.5	)pts.
External total gross profit	$4,298	$5,326	(19.3)%
External total gross profit margin	55.7%	55.8%	(0.1	)pts.
Pre-tax income	$933	$1,722	(45.8)%
Pre-tax margin	11.0%	16.7%	(5.7	)pts.

The Systems gross profit margin decline year to year was driven by declines in Power and Storage partially offset by expansion in IBM Z margins. The pre-tax income performance was consistent with the product cycle and portfolio transition dynamics impacting revenue and profit.

Management Discussion

International Business Machines Corporation and Subsidiary Companies

Global Financing

($ in millions)

			Yr.-to-Yr.
			Percent
For the year ended December 31:	2016	2015	Change
Results of Operations
External revenue	$1,692	$1,840	(8.0)%
Internal revenue	1,802	2,637	(31.7)
Total revenue	$3,494	$4,477	(22.0)%
Pre-tax income	$1,656	$2,364	(29.9)%

The decline in Global Financing total revenue was due to declines in both external revenue and internal revenue. External revenue decreased year to year due to a decrease in financing revenue (down 11.2 percent), partially offset by an increase in used equipment sales (up 1.6 percent). The decrease in external financing revenue was due to lower asset yields, a decrease in average asset balance and a decline in remarketing lease revenue. Internal revenue decreased due to lower used equipment sales (down 35.5 percent) and financing revenue (down 5.2 percent). The decrease in internal financing revenue was primarily due to lower asset yields, partially offset by an increase in average asset balance. The decrease in Global Financing pre-tax income was driven by a decrease in gross profit and an increase in SG&A expense, partially offset by a decrease in financing receivables provisions.

Geographic Revenue

In addition to the revenue presentation by reportable segment, the company also measures revenue performance on a geographic basis. The following geographic, regional and country-specific revenue performance excludes OEM revenue.

($ in millions)

				Yr.-to-Yr.
			Yr.-to-Yr.	Percent Change
			Percent	Adjusted for
For the year ended December 31:	2016	2015	Change	Currency*
Total revenue	$79,919	$81,741	(2.2)%	(1.6)%
Geographies	$79,594	$81,430	(2.3)%	(1.6)%
Americas	37,513	38,486	(2.5)	(1.4)
Europe/Middle East/Africa	24,769	26,073	(5.0)	(2.1)
Asia Pacific	17,313	16,871	2.6	(1.2)

Americas revenue decreased year to year as reported and adjusted for currency with declines in North America and Latin America as reported and adjusted for currency. Within North America, the U.S. decreased 0.9 percent and Canada decreased 6.2 percent (3 percent adjusted for currency). In Latin America, Brazil decreased 10.5 percent (7 percent adjusted for currency) and Mexico decreased 14.5 percent (7 percent adjusted for currency).

EMEA revenue decreased as reported and adjusted for currency. The UK decreased 12.8 percent (1 percent adjusted for currency). Germany decreased 5.1 percent (5 percent adjusted for currency). Revenue declined in France 3.4 percent (3 percent adjusted for currency). Italy increased 4.0 percent (4 percent adjusted for currency) year to year. The Middle East and Africa region grew 0.6 percent (3 percent adjusted for currency), while there was a decline in the Central and Eastern European region as reported and adjusted for currency including a year-to-year decline in Russia of 27.1 percent.

Asia Pacific revenue increased as reported, but declined adjusted for currency. Japan grew 10.5 percent as reported, but declined 1 percent adjusted for currency. India grew 5.2 percent as reported and 10 percent adjusted for currency. China decreased 2.4 percent as reported, but was flat on an adjusted for currency basis. Australia decreased 9.7 percent (8 percent adjusted for currency).

Total Expense and Other (Income)

($ in millions)

			Yr.-to-Yr.
			Percent/
			Margin
For the year ended December 31:	2016	2015	Change
Total consolidated expense and other (income)	$25,964	$24,740	4.9%
Non-operating adjustments
Amortization of acquired intangible assets	(503)	(304)	65.7
Acquisition-related charges	(5)	(26)	(81.0)
Non-operating retirement- related (costs)/income	(282)	(581)	(51.4)
Operating (non-GAAP) expense and other (income)	$25,174	$23,830	5.6%
Total consolidated expense-to-revenue ratio	32.5%	30.3%	2.2	pts.
Operating (non-GAAP) expense-to-revenue ratio	31.5%	29.2%	2.3	pts.

Management Discussion

International Business Machines Corporation and Subsidiary Companies

Selling, General and Administrative

($ in millions)

			Yr.-to-Yr.
			Percent
For the year ended December 31:	2016	2015	Change
Selling, general and administrative expense
Selling, general and administrative—other	$16,971	$16,643	2.0%
Advertising and promotional expense	1,327	1,290	2.8
Workforce rebalancing charges	1,038	587	76.7
Retirement-related costs	742	1,052	(29.5)
Amortization of acquired intangible assets	503	304	65.7
Stock-based compensation	401	322	24.3
Bad debt expense	87	231	(62.3)
Total consolidated selling, general and administrative expense	$21,069	$20,430	3.1%
Non-operating adjustments
Amortization of acquired intangible assets	(503)	(304)	65.7
Acquisition-related charges	2	(21)	NM
Non-operating retirement-related (costs)/income	(253)	(533)	(52.6)
Operating (non-GAAP) selling, general and administrative expense	$20,315	$19,573	3.8%

NM—Not meaningful

Total SG&A expense increased 3.1 percent in 2016 versus 2015, driven primarily by the following factors:

•             The impact of acquisitions completed in the prior 12-month period (4 points); and

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

RD&E expense was 7.2 percent of revenue in 2016 and 6.4 percent of revenue in 2015.

RD&E expense increased 9.6 percent in 2016 versus 2015 primarily driven by:

•             The impact of acquisitions completed in the prior 12-month period (7 points); and

•             Increased investment (4 points); partially offset by

•             The effects of currency (1 point).

Operating (non-GAAP) RD&E expense increased 10.1 percent in 2016 compared to the prior year, driven primarily by the same factors.

Intellectual Property and Custom Development Income

($ in millions)

			Yr.-to-Yr.
			Percent
For the year ended December 31:	2016	2015	Change
Licensing of intellectual property including royalty-based fees	$1,390	$407	241.8%
Custom development income	214	262	(18.4)
Sales/other transfers of intellectual property	27	13	113.4
Total	$1,631	$682	139.3%

Management Discussion

International Business Machines Corporation and Subsidiary Companies

Licensing of intellectual property including royalty-based fees increased year to year, primarily due to licensing of certain intellectual property in 2016 within the company’s Integration Software and Cognitive Solutions software portfolio, which included four transactions each with period income greater than $100 million. The company licenses IP to partners who allocate their skills to extend the value of assets that are high value, but may be in mature markets. There were no significant individual IP transactions in 2015. The timing and amount of licensing, sales or other transfers of IP may vary significantly from period to period depending upon the timing of licensing agreements, economic conditions, industry consolidation and the timing of new patents and know-how development.

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

The increase in interest expense compared to 2015 was primarily driven by higher average debt levels and higher average interest rates. Overall interest expense (excluding capitalized interest) in 2016 was $1,206 million, an increase of $197 million year to year.

Income Taxes

The continuing operations effective tax rate for 2016 was 3.6 percent, a decrease of 12.5 points versus the prior year. The benefit resulting from the favorable resolution of the Japan tax matter drove a 9.5 point reduction in the rate in 2016. Without that discrete item, the continuing operations effective tax rate for 2016 would have been 13.1 percent, with the remaining change in the rate year to year driven primarily by the following factors:

•             A benefit due to the year-to-year decrease in tax charges related to intercompany payments made by foreign subsidiaries and the intercompany licensing of certain IP of 5.7 points; and

•             A reduced benefit year to year related to audit settlements of 2.3 points.

The continuing operations operating (non-GAAP) effective tax rate was 6.5 percent, a decrease of 10.7 points versus 2015 principally driven by the same factors described above. Without the Japan benefits, the continuing operations (non-GAAP) effective tax rate would have been 14.9 percent.

Financial Position

Cash and marketable securities at year end were $8,527 million. During the year, the company continued to manage the investment portfolio to meet its capital preservation and liquidity objectives.

Total debt of $42,169 million increased $2,279 million from December 31, 2015. The commercial paper balance at December 31, 2016, was $899 million, an increase of $299 million from the prior-year level. Within total debt, $27,859 million was in support of the Global Financing business which was leveraged at a 7.3 to 1 ratio. The company continued to have substantial flexibility in the debt markets. During 2016, the company completed bond issuances totaling $7,873 million, with terms ranging from 1.5 to 30 years, and interest rates ranging from 0.50 to 4.70 percent depending on maturity. The company generated strong cash flow from operations and continued to have access to additional sources of liquidity through the capital markets and its $10.25 billion global credit facility.

Management Discussion

International Business Machines Corporation and Subsidiary Companies

Consistent with accounting standards, the company remeasured the funded status of its retirement and postretirement plans at December 31. At December 31, 2016, the overall net underfunded position was $14,840 million, a decrease of $674 million from December 31, 2015 driven by asset returns partially offset by a decrease in discount rates. At December 31, 2016, the company’s qualified defined benefit plans were well funded. In 2016, the return on the U.S. Personal Pension Plan assets was 6.2 percent and the plan was 102 percent funded at December 31. Overall, global asset returns were 8.5 percent and the qualified defined benefit plans worldwide were 98 percent funded at December 31, 2016.

During 2016, the company generated $17,084 million in cash from operations, a decrease of $171 million compared to 2015. In addition, the company generated $11,700 million in free cash flow, a decrease of $1,623 million versus the prior year. The company returned $8,758 million to shareholders in 2016, with $5,256 million in dividends and $3,502 million in gross share repurchases. In 2016, the company repurchased 23.3 million shares.

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

($ in millions except per share amounts)

		Acquisition-		Retirement-
		Related		Related		Operating
For the year ended December 31, 2016:	GAAP	Adjustments		Adjustments		(non-GAAP)
Gross profit	$38,294	$494		$316		$39,104
Gross profit margin	47.9%	0.6	pts.	0.4	pts.	48.9%
SG&A	$21,069	$(501)		$(253)		$20,315
RD&E	5,751	—		(29)		5,722
Other (income) and expense	145	(7)		—		138
Total expense and other (income)	25,964	(508)		(282)		25,174
Pre-tax income from continuing operations	12,330	1,003		598		13,931
Pre-tax margin from continuing operations	15.4%	1.3	pts.	0.7	pts.	17.4%
Provision for income taxes*	$449	$268		$183		$900
Effective tax rate	3.6%	1.7	pts.	1.2	pts.	6.5%
Income from continuing operations	$11,881	$735		$415		$13,031
Income margin from continuing operations	14.9%	0.9	pts.	0.5	pts.	16.3%
Diluted earnings per share from continuing operations	$12.39	$0.77		$0.43		$13.59

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

Management Discussion

International Business Machines Corporation and Subsidiary Companies

OTHER INFORMATION

Looking Forward

The company’s strategies, investments and actions are all made with an objective of optimizing long-term performance. A long-term perspective ensures that the company is well-positioned to take advantage of the major shifts in technology, business and the global economy.

As part of its strategic model, the company expects to continue to allocate capital efficiently and effectively to investments, and to return value to shareholders through a combination of dividends and share repurchases. Over the long term, in consideration of the opportunities it will continue to develop, the company expects to have the ability to generate low single-digit revenue growth, and with a higher-value business mix, high single-digit operating (non-GAAP) earnings per share growth, with free cash flow realization of GAAP net income in the 90 to 100 percent range.

The company’s 2017 results reflect the work that has been done to reposition the business through investment, shifting skills and reallocating capital—all to enable clients to move to the future. In Cognitive Solutions, performance will be driven by the shift to AI, Watson, security and industry vertical solutions. The company continued to move its offerings to as-a-Service delivery models, and in 2018 will continue to build scale. In the services segments, there is momentum in Consulting driven by digital, and strong revenue growth in cloud, as the company continues to assist clients to build out hybrid environments. The company’s expectations from the current services backlog point to an improved revenue trajectory in 2018 versus 2017. The Systems segment had a strong second half of 2017, with the introduction of the z14 with pervasive encryption. The company is ahead of the historical product cycle in the first two quarters since its introduction and in the fourth quarter shipped the most MIPS in history, providing evidence that the market has capacity demand and understands the value in the platform. In addition, the introduction of the new POWER9 processor will bring unprecedented speed to AI workloads and the company has the most competitive storage offerings in some time. As a result, the company enters 2018 with a stronger revenue profile than in 2017.

For full-year 2018, the company expects revenue growth, at mid-January spot rates, and margin stabilization, driven by continued scale in the cloud business and yield from services’ productivity improvements. The company expects year-to-year revenue growth in the first quarter of 2018 versus 2017, at both mid-January spot rates and constant currency, with growth rates relatively consistent with the fourth quarter of 2017.

Consistent with the long-term model, the company also expects, over the course of 2018, to continue to acquire key capabilities, remix skills, invest in areas of growth and return value to shareholders. The company will continue to invest to drive growth in the strategic areas and expects a year-to-year headwind in expense in 2018 due to currency hedges. A high level of investment is important as the company continues to build its capabilities in AI, cloud, security and blockchain, among others. Additionally, the company will continue to look for more productivity in spending, especially in the services businesses, along with a remix of skills to the new opportunities. This is all taken into account in the full-year view.

Overall, the company expects GAAP earnings per share from continuing operations for 2018 to be at least $11.70. Excluding acquisition-related charges of $0.78 per share and non-operating retirement-related items of $1.32 per share, operating (non-GAAP) earnings per share is expected to be at least $13.80. For the first quarter of 2018, the company expects operating (non-GAAP) earnings per share to be approximately 17 percent to 18 percent of the full-year expectation. In each of the first quarters of 2017 and 2016, the company had a discrete tax benefit. The company expects a potential benefit again in the first quarter of 2018, and as in the past, will likely take actions that will offset some portion of the benefit. Two accounting changes, revenue recognition and pension cost, that were adopted beginning January 1, 2018, are expected to essentially offset each other within the full-year 2018 operating (non-GAAP) earnings per share expectation. These items are reflected in the first-quarter skew expectations.

Free cash flow realization, which is defined as free cash flow to income from continuing operations (GAAP), is expected to be over 100%. The company expects free cash flow to be approximately $12 billion in 2018. Free cash flow expectations include a year-to-year headwind from strong receivables collections in 2017, an approximate $600 million year-to-year headwind from cash tax payments and an expected growth in capital expenditures.

For 2018, the company expects the GAAP tax rate to be approximately 2 points lower than the operating (non-GAAP) tax rate expectation. The company expects its operating (non-GAAP) tax rate for 2018 to be 16 percent, plus or minus 2 points (excluding discrete items), which is a 4-point headwind year to year. The tax rates reflect the implementation of U.S. tax reform, which includes a lower U.S. corporate tax rate, offset by the broader tax base and reduced foreign tax credit utilization. The rate will change year to year based on nonrecurring events, such as the settlement of income tax audits and changes in tax laws, as well as recurring factors including the geographic mix of income before taxes, state and local taxes and the effects of various global income tax strategies.

Management Discussion

International Business Machines Corporation and Subsidiary Companies

The company expects 2018 pre-tax retirement-related plan cost to be approximately $3.2 billion, an increase of approximately $300 million compared to 2017. This estimate reflects current pension plan assumptions at December 31, 2017. Consistent with the newly adopted FASB guidance for the presentation of net periodic pension and postretirement benefit costs, within total retirement-related plan cost, operating retirement-related plan cost is expected to be approximately $1.5 billion, approximately flat versus 2017. Non-operating retirement-related plan cost is expected to be approximately $1.7 billion, an increase of approximately $300 million compared to 2017, driven by lower income from expected return on assets and a year-to-year impact due to the pension obligation adjustment resulting from UK litigation in 2017. Contributions for all retirement-related plans are expected to be approximately $2.4 billion in 2018, approximately flat compared to 2017.

For a discussion of new accounting standards that the company will adopt in future periods, please see note B, “Accounting Changes,” beginning on page 94. For discussion of the company’s presentation of non-operating retirement-related cost, refer to the “Operating (non-GAAP) Earnings” section on pages 26 and 27.

Liquidity and Capital Resources

The company has consistently generated strong cash flow from operations, providing a source of funds ranging between $16.7 billion and $17.8 billion per year over the past five years. The company provides for additional liquidity through several sources: maintaining an adequate cash balance, access to global funding sources, committed global credit facilities and other committed and uncommitted lines of credit worldwide. In 2017, the company and IBM Credit entered into a $2.5 billion 364-day Credit Agreement and a $2.5 billion three-year Credit Agreement. These new agreements permit borrowings up to an aggregate of $5 billion on a revolving basis. The following table provides a summary of the major sources of liquidity for the years ended December 31, 2013 through 2017.

Cash Flow and Liquidity Trends

($ in billions)

	2017	2016		2015		2014		2013
Net cash from operating activities	$16.7	$17.1	*	$17.3	*	$17.1	*	$17.8	*
Cash and short-term marketable Securities	$12.6	$8.5		$8.2		$8.5		$11.1
Committed global credit facility	$15.3	$10.3		$10.0		$10.0		$10.0

*       Reclassified to reflect adoption of the FASB guidance on share-based compensation.

The major rating agencies’ ratings on the company’s debt securities at December 31, 2017 appear in the following table. On May 3, 2017, Moody’s Investors Service lowered its ratings on the company’s senior long-term debt from Aa3 to A1, while reaffirming its rating on commercial paper. On May 5, 2017, Standard and Poor’s lowered its ratings on the company’s senior long-term debt to A+ from AA- and commercial paper to A-1 from A-1+. The Fitch ratings remain unchanged from December 31, 2016. IBM remains a strong investment grade company with significant flexibility to execute its strategy and capital allocation plans. The company’s indenture governing its debt securities and its various credit facilities each contain significant covenants which obligate the company to promptly pay principal and interest, limit the aggregate amount of secured indebtedness and sale and leaseback transactions to 10 percent of the company’s consolidated net tangible assets, and restrict the company’s ability to merge or consolidate unless certain conditions are met. The credit facilities also include a covenant on the company’s consolidated net interest expense ratio, which cannot be less than 2.20 to 1.0, as well as a cross default provision with respect to other defaulted indebtedness of at least $500 million.

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

The company does not have “ratings trigger” provisions in its debt covenants or documentation, which would allow the holders to declare an event of default and seek to accelerate payments thereunder in the event of a change in credit rating. The company’s contractual agreements governing derivative instruments contain standard market clauses which can trigger the termination of the agreement if the company’s credit rating were to fall below investment grade. At December 31, 2017, the fair value of those instruments that were in a liability position was $415 million, before any applicable netting, and this position is subject to fluctuations in fair value period to period based on the level of the company’s outstanding instruments and market conditions. The company has no other contractual arrangements that, in the event of a change in credit rating, would result in a material adverse effect on its financial position or liquidity.

Moody’s
	Standard	Investors	Fitch
IBM and IBM Credit Ratings	and Poor’s	Service	Ratings
Senior long-term debt	A+	A1	A+
Commercial paper	A-1	Prime-1	F1

The company prepares its Consolidated Statement of Cash Flows in accordance with applicable accounting standards for cash flow presentation on page 81 and highlights causes and events underlying sources and uses of cash in that format on page 48. For the purpose of running its business, the company manages, monitors and analyzes cash flows in a different format.

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

From the perspective of how management views cash flow, in 2017, after investing $3.3 billion in capital investments primarily in cloud and in support of the services business, the company generated free cash flow of $13.0 billion, an increase of $1.3 billion compared to 2016. The increase was primarily driven by lower capital expenditures and strong working capital performance due to mix of business and collections.

In 2017, the company continued to focus its cash utilization on returning value to shareholders including $5.5 billion in dividends and $4.3 billion in gross common stock repurchases (27.2 million shares).

Over the past five years, the company generated over $65 billion in free cash flow. During that period, the company invested over $13 billion in strategic acquisitions and returned $64 billion to shareholders through dividends and gross share repurchases. The company’s performance during this period demonstrates that there is fungibility across the elements of share repurchases, dividends and acquisitions. The amount of prospective returns to shareholders in the form of dividends and share repurchases will vary based upon several factors including each year’s operating results, capital expenditure requirements, research and development investments and acquisitions, as well as the factors discussed on page 69.

The company’s Board of Directors considers the dividend payment on a quarterly basis. In the second quarter of 2017, the Board of Directors increased the company’s quarterly common stock dividend from $1.40 to $1.50 per share.

The table below represents the way in which management reviews cash flow as described above.

($ in billions)

For the year ended December 31:	2017	2016		2015	2014		2013
Net cash from operating activities per GAAP	$16.7	$17.1	*	$17.3 *	$17.1	*	$17.8	*
Less: the change in Global Financing receivables	0.4	1.7		0.2	0.7		(1.3)
Net cash from operating activities, excluding Global Financing receivables	16.3	15.4	*	17.1 *	16.4	*	19.1	*
Capital expenditures, net	(3.3)	(3.7)		(3.8)	(3.8)		(3.8)
Free cash flow (FCF)	13.0	11.7	*	13.3 *	12.6	*	15.4	*
Acquisitions	(0.5)	(5.7)		(3.3)	(0.7)		(3.1)
Divestitures	(0.2)	(0.5)		(0.4)	2.4		0.3
Share repurchase	(4.3)	(3.5)		(4.6)	(13.7)		(13.9)
Common stock repurchases for tax withholdings	(0.2)	(0.1	)*	(0.2)*	(0.2	)*	(0.3	)*
Dividends	(5.5)	(5.3)		(4.9)	(4.3)		(4.1)
Non-Global Financing debt	1.1	1.3		(0.1)	(1.3)		3.2
Other (includes Global Financing receivables and Global Financing debt)	0.7	2.3		0.0	2.6		2.4
Change in cash, cash equivalents and short-term marketable securities	$4.1	$0.3		$(0.3)	$(2.6)		$(0.1)
FCF as percent of Income from Continuing Operations	226%**	98	%*	100%*	80	%*	91	%*

*       Reclassified to reflect adoption of the FASB guidance on share-based compensation.

**116% excluding the one-time charge of $5.5 billion associated with the enactment of U.S. tax reform in 2017.

Management Discussion

International Business Machines Corporation and Subsidiary Companies

Events that could temporarily change the historical cash flow dynamics discussed previously include significant changes in operating results, material changes in geographic sources of cash, unexpected adverse impacts from litigation, future pension funding requirements during periods of severe downturn in the capital markets or the timing of tax payments. Whether any litigation has such an adverse impact will depend on a number of variables, which are more completely described in note M, “Contingencies and Commitments,” on pages 119 to 121. With respect to pension funding, in 2017, the company contributed $409 million to its non-U.S. defined benefit plans compared to $507 million in 2016. As highlighted in the Contractual Obligations table, the company expects to make legally mandated pension plan contributions to certain non-U.S. plans of approximately $1.8 billion in the next five years. The 2018 contributions are currently expected to be approximately $400 million. Contributions related to all retirement-related plans is expected to be approximately $2.4 billion in 2018, approximately flat compared to 2017. Financial market performance could increase the legally mandated minimum contributions in certain non-U.S. countries that require more frequent remeasurement of the funded status. The company is not quantifying any further impact from pension funding because it is not possible to predict future movements in the capital markets or pension plan funding regulations.

In 2018, the company is not legally required to make any contributions to the U.S. defined benefit pension plans.

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

Contractual Obligations

($ in millions)

	Total Contractual	Payments Due In
	Payment Stream	2018	2019–20	2021–22	After 2022
Long-term debt obligations	$45,435	$5,215	$13,365	$9,481	$17,374
Interest on long-term debt obligations	10,021	1,202	1,854	1,363	5,602
Capital (finance) lease obligations	10	3	4	3	—
Operating lease obligations	6,568	1,614	2,596	1,462	896
Purchase obligations	3,404	1,048	1,285	895	177
Other long-term liabilities:
Minimum defined benefit plan pension funding (mandated)*	1,800	400	800	600	—
Excess 401(k) Plus Plan	1,771	188	412	460	711
Long-term termination benefits	1,069	173	172	127	598
Tax reserves**	4,630	1,062
Other	1,264	131	291	101	740
Total	$75,973	$11,034	$20,779	$14,492	$26,098

*       As funded status on plans will vary, obligations for mandated minimum pension payments after 2022 could not be reasonably estimated.

**These amounts represent the liability for unrecognized tax benefits. The company estimates that approximately $1,062 million of the liability is expected to be settled within the next 12 months. The settlement period for the noncurrent portion of the income tax liability cannot be reasonably estimated as the timing of the payments will depend on the progress of tax examinations with the various tax authorities; however, it is not expected to be due within the next 12 months.

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

Interest on floating-rate debt obligations is calculated using the effective interest rate at December 31, 2017, plus the interest rate spread associated with that debt, if any.

Off-Balance Sheet Arrangements

From time to time, the company may enter into off-balance sheet arrangements as defined by SEC Financial Reporting Release 67 (FRR-67), “Disclosure in Management’s Discussion and Analysis about Off-Balance Sheet Arrangements and Aggregate Contractual Obligations.”

At December 31, 2017, the company had no off-balance sheet arrangements that have, or are reasonably likely to have, a material current or future effect on financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources. See the table on page 69 for the company’s contractual obligations, and note M, “Contingencies and Commitments,” on page 119, for detailed information about the company’s guarantees, financial commitments and indemnification arrangements. The company does not have retained interests in assets transferred to unconsolidated entities or other material off-balance sheet interests or instruments.

Critical Accounting Estimates

The application of GAAP requires the company to make estimates and assumptions about certain items and future events that directly affect its reported financial condition. The accounting estimates and assumptions discussed in this section are those that the company considers to be the most critical to its financial statements. An accounting estimate is considered critical if both (a) the nature of the estimate or assumption is material due to the levels of subjectivity and judgment involved, and (b) the impact within a reasonable range of outcomes of the estimate and assumption is material to the company’s financial condition. Senior management has discussed the development, selection and disclosure of these estimates with the Audit Committee of the company’s Board of Directors. The company’s significant accounting policies are described in note A, “Significant Accounting Policies,” on pages 84 to 93.

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

Changes in the discount rate assumptions would impact the (gain)/loss amortization and interest cost components of the net periodic pension (income)/cost calculation and the projected benefit obligation (PBO). The company decreased the discount rate assumption for the IBM Personal Pension Plan (PPP), a U.S.-based defined benefit plan, by 40 basis points to 3.40 percent on December 31, 2017. This change will increase pre-tax cost and expense recognized in 2018 by an estimated $120 million. If the discount rate assumption for the PPP had increased by 40 basis points on December 31, 2017, pre-tax cost and expense recognized in 2018 would have decreased by an estimated $125 million. Further changes in the discount rate assumptions would impact the PBO which, in turn, may impact the company’s funding decisions if the PBO exceeds plan assets. A 25 basis point increase or decrease in the discount rate would cause a corresponding decrease or increase, respectively, in the PPP’s PBO of an estimated $1.2 billion based upon December 31, 2017 data.

Management Discussion

International Business Machines Corporation and Subsidiary Companies

The expected long-term return on plan assets assumption is used in calculating the net periodic pension (income)/cost. Expected returns on plan assets are calculated based on the market-related value of plan assets, which recognizes changes in the fair value of plan assets systematically over a five-year period in the expected return on plan assets line in net periodic pension (income)/cost. The differences between the actual return on plan assets and the expected long-term return on plan assets are recognized over five years in the expected return on plan assets line in net periodic pension (income)/ cost and also as a component of actuarial (gains)/losses, which are recognized over the service lives or life expectancy of the participants, depending on the plan, provided such amounts exceed thresholds which are based upon the benefit obligation or the value of plan assets, as provided by accounting standards.

To the extent the outlook for long-term returns changes such that management changes its expected long-term return on plan assets assumption, each 50 basis point increase or decrease in the expected long-term return on PPP plan assets assumption would have an estimated decrease or increase, respectively, of $258 million on the following year’s pre-tax net periodic pension (income)/cost (based upon the PPP’s plan assets at December 31, 2017 and assuming no contributions are made in 2018).

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

For additional information on the company’s pension plans and the development of these assumptions, see note S, “Retirement-Related Benefits,” on pages 135 and 136.

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

Revenue recognition is also impacted by the company’s ability to estimate sales incentives, expected returns and collectibility. The company considers various factors, including a review of specific transactions, the creditworthiness of the customers, historical experience and market and economic conditions when calculating these provisions and allowances. Evaluations are conducted each quarter to assess the adequacy of the estimates. If these estimates were changed by 10 percent in 2017, net income would have been impacted by $40 million (excluding Global Financing receivables).

Costs to Complete Service Contracts

The company enters into numerous service contracts through its services businesses. During the contractual period, revenue, cost and profits may be impacted by estimates of the ultimate profitability of each contract, especially contracts for which the company uses the percentage-of-completion (POC) method of accounting. If at any time these estimates indicate the POC contract will be unprofitable, the entire estimated loss for the remainder of the contract is recorded immediately in cost. The company performs ongoing profitability analyses of its POC-based services contracts in order to determine whether the latest estimates require updating. Key factors reviewed by the company to estimate the future costs to complete each contract are future labor costs and product costs and expected productivity efficiencies. Contract loss provisions recorded as a component of other accrued expenses and liabilities were $25 million and $13 million at December 31, 2017 and 2016, respectively.

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

To the extent that the provision for income taxes increases/ decreases by 1 percent of income from continuing operations before income taxes, consolidated net income would have decreased/improved by $114 million in 2017.

Valuation of Assets

The application of business combination and impairment accounting requires the use of significant estimates and assumptions. The acquisition method of accounting for business combinations requires the company to estimate the fair value of assets acquired including separately identifiable intangible assets, liabilities assumed, and any noncontrolling interest in the acquiree to properly allocate purchase price consideration. Impairment testing for assets, other than goodwill and indefinite-lived intangible assets, requires the allocation of cash flows to those assets or group of assets and if required, an estimate of fair value for the assets or group of assets. The company’s estimates are based upon assumptions believed to be reasonable, but which are inherently uncertain and unpredictable. These valuations require the use of management’s assumptions, which would not reflect unanticipated events and circumstances that may occur.

Valuation of Goodwill

The company reviews goodwill for impairment annually and whenever events or changes in circumstances indicate the carrying value of goodwill may not be recoverable. In 2017, the company assessed the qualitative risk factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount.

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

Global Financing Receivables Allowance for Credit Losses

The Global Financing business reviews its financing receivables portfolio on a regular basis in order to assess collectibility and records adjustments to the allowance for credit losses at least quarterly. A description of the methods used by management to estimate the amount of uncollectible receivables is included in note A, “Significant Accounting Policies,” on page 93. Factors that could result in actual receivable losses that are materially different from the estimated reserve include significant changes in the economy, or a sudden change in the economic health of a significant client that represents a concentration in Global Financing’s receivables portfolio.

Management Discussion

International Business Machines Corporation and Subsidiary Companies

To the extent that actual collectibility differs from management’s estimates currently provided for by 10 percent, Global Financing’s segment pre-tax income and the company’s income from continuing operations before income taxes would be higher or lower by an estimated $34 million depending upon whether the actual collectibility was better or worse, respectively, than the estimates.

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

To the extent that actual residual value recovery is lower than management’s estimates by 10 percent, Global Financing’s segment pre-tax income and the company’s income from continuing operations before income taxes for 2017 would have been lower by an estimated $72 million. If the actual residual value recovery is higher than management’s estimates, the increase in income will be realized at the end of lease when the equipment is remarketed.

Currency Rate Fluctuations

Changes in the relative values of non-U.S. currencies to the U.S. dollar affect the company’s financial results and financial position. At December 31, 2017, currency changes resulted in assets and liabilities denominated in local currencies being translated into more dollars than at year-end 2016. The company uses financial hedging instruments to limit specific currency risks related to financing transactions and other foreign currency-based transactions.

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

The company translates revenue, cost and expense in its non-U.S. operations at current exchange rates in the reported period. References to “adjusted for currency” or “constant currency” reflect adjustments based upon a simple mathematical formula. However, this constant currency methodology that the company utilizes to disclose this information does not incorporate any operational actions that management could take to mitigate fluctuating currency rates. Currency movements impacted the company’s year-to-year revenue and earnings per share growth in 2017. Based on the currency rate movements in 2017, total revenue decreased 1.0 percent as reported and 1.3 percent at constant currency versus 2016. On an income from continuing operations before income taxes basis, these translation impacts offset by the net impact of hedging activities resulted in a theoretical maximum (assuming no pricing or sourcing actions) increase of approximately $100 million in 2017, on both an as-reported basis and operating (non-GAAP) basis. The same mathematical exercise resulted in an increase of approximately $125 million in 2016 on an as-reported basis and an increase of approximately $150 million on an operating (non-GAAP) basis. The company views these amounts as a theoretical maximum impact to its as-reported financial results. Considering the operational responses mentioned above, movements of exchange rates, and the nature and timing of hedging instruments, it is difficult to predict future currency impacts on any particular period, but the company believes it could be substantially less than the theoretical maximum given the competitive pressure in the marketplace.

For non-U.S. subsidiaries and branches that operate in U.S. dollars or whose economic environment is highly inflationary, translation adjustments are reflected in results of operations. Generally, the company manages currency risk in these entities by linking prices and contracts to U.S. dollars.

The company continues to monitor the economic conditions and currency exchange mechanisms in Venezuela. The company recorded a pre-tax loss of $43 million in the first quarter of 2016 in other (income) and expense in the Consolidated Statement of Earnings as a result of the elimination of the SICAD exchange and devaluation of the new exchange. Total pre-tax loss for 2017 was $10 million compared to $48 million in 2016. The company’s operations in Venezuela comprised less than 1 percent of total 2017, 2016 and 2015 revenue, respectively.

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

The company’s debt, in support of the Global Financing business and the geographic breadth of the company’s operations, contains an element of market risk from changes in interest and currency rates. The company manages this risk, in part, through the use of a variety of financial instruments including derivatives, as described in note D, “Financial Instruments—Derivative Financial Instruments,” on pages 102 to 107.

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

To perform the sensitivity analysis, the company assesses the risk of loss in fair values from the effect of hypothetical changes in interest rates and foreign currency exchange rates on market-sensitive instruments. The market values for interest and foreign currency exchange risk are computed based on the present value of future cash flows as affected by the changes in rates that are attributable to the market risk being measured. The discount rates used for the present value computations were selected based on market interest and foreign currency exchange rates in effect at December 31, 2017 and 2016. The differences in this comparison are the hypothetical gains or losses associated with each type of risk.

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

The results of the sensitivity analysis at December 31, 2017 and 2016, are as follows:

Interest Rate Risk

At December 31, 2017, a 10 percent decrease in the levels of interest rates with all other variables held constant would result in a decrease in the fair value of the company’s financial instruments of $201 million as compared with a decrease of $147 million at December 31, 2016. A 10 percent increase in the levels of interest rates with all other variables held constant would result in an increase in the fair value of the company’s financial instruments of $232 million as compared to an increase of $142 million at December 31, 2016. Changes in the relative sensitivity of the fair value of the company’s financial instrument portfolio for these theoretical changes in the level of interest rates are primarily driven by changes in the company’s debt maturities, interest rate profile and amount.

Foreign Currency Exchange Rate Risk

At December 31, 2017, a 10 percent weaker U.S. dollar against foreign currencies, with all other variables held constant, would result in an increase in the fair value of the company’s financial instruments of $120 million as compared with a decrease of $132 million at December 31, 2016. Conversely, a 10 percent stronger U.S. dollar against foreign currencies, with all other variables held constant, would result in a decrease in the fair value of the company’s financial instruments of $120 million compared with an increase of $132 million at December 31, 2016.

Financing Risks

See the “Description of Business” on page 33 for a discussion of the financing risks associated with the Global Financing business and management’s actions to mitigate such risks.

Management Discussion

International Business Machines Corporation and Subsidiary Companies

Cybersecurity

While cybersecurity risk can never be completely eliminated, the company’s approach draws on the depth and breadth of its global capabilities, both in terms of its offerings to clients and its internal approaches to risk management. The company offers commercial solutions that deliver capabilities in areas such as identity and access management, data security, application security, network security and endpoint security. IBM’s solutions include pervasive encryption, security intelligence, analytics, cognitive and artificial intelligence, and forensic tools that can process information on customer IT security events and vulnerabilities and provide detailed information to customers about potential threats and security posture. The company also offers professional solutions for security from assessment and incident response to deployment and resource augmentation. In addition, the company offers managed and outsourced security solutions from multiple security operations centers around the world. Finally, security is embedded in a multitude of IBM offerings through secure engineering processes and by critical functions (encryption, access control, etc.) in servers, storage, software, service, and other solutions.

From an enterprise perspective, IBM implements a multi-faceted risk-management approach to identify and address cybersecurity risks. The company has established policies and procedures that provide the foundation upon which IBM’s infrastructure and data are managed. IBM performs ongoing assessments regarding its technical controls and its methods for identifying emerging risks related to cybersecurity. The company uses a layered approach with overlapping controls to defend against cybersecurity attacks and threats on networks, end-user devices, servers, applications and cloud solutions. The company also has a security monitoring program and a global incident response process to respond to cybersecurity threats and attacks. In addition, the company utilizes a combination of online training, educational tools, videos and other awareness initiatives to foster a culture of security awareness and responsibility among its workforce.

Employees and Related Workforce

(In thousands)

For the year ended December 31:	2017
IBM/wholly owned subsidiaries	366.6
Less-than-wholly owned subsidiaries	9.3
Complementary	21.9

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

Management conducted an evaluation of the effectiveness of internal control over financial reporting based on the criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this evaluation, management concluded that the company’s internal control over financial reporting was effective as of December 31, 2017.

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

/s/ Virginia M. Rometty
Virginia M. Rometty
Chairman, President and Chief Executive Officer
February 27, 2018

/s/ James J. Kavanaugh
James J. Kavanaugh
Senior Vice President and Chief Financial Officer
February 27, 2018

Report of Independent Registered Public Accounting Firm

International Business Machines Corporation and Subsidiary Companies

To the Board of Directors and Stockholders of International Business Machines Corporation:

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying Consolidated Statement of Financial Position of International Business Machines Corporation and its subsidiaries as of December 31, 2017 and 2016, and the related Consolidated Statements of Earnings, Comprehensive Income, Changes in Equity, and Cash Flows for each of the three years in the period ended December 31, 2017, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company’s internal control over financial reporting as of December 31, 2017, based on criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2017 and 2016, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2017 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2017, based on criteria established in Internal Control—Integrated Framework (2013) issued by the COSO.

Basis for Opinions

The Company’s management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting appearing on page 76. Our responsibility is to express opinions on the Company’s consolidated financial statements and on the Company’s internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Definition and Limitations of Internal Control over Financial Reporting

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

/s/ PricewaterhouseCoopers LLP
PricewaterhouseCoopers LLP
New York, New York
February 27, 2018

We, or firms we have ultimately acquired, have served as the Company’s auditor since 1923. For the period from 1923 to 1958, the Company was audited by firms that a predecessor firm to PricewaterhouseCoopers LLP ultimately acquired.

Consolidated Statement of Earnings

International Business Machines Corporation and Subsidiary Companies

($ in millions except per share amounts)

For the year ended December 31:	Notes	2017	2016	2015
Revenue
Services		$50,709	$51,268	$49,911
Sales		26,715	26,942	29,967
Financing		1,715	1,710	1,864
Total revenue	T	79,139	79,919	81,741
Cost
Services		34,447	34,021	33,126
Sales		7,256	6,559	6,920
Financing		1,210	1,044	1,011
Total cost		42,913	41,625	41,057
Gross profit		36,227	38,294	40,684
Expense and other (income)
Selling, general and administrative		20,107	21,069	20,430
Research, development and engineering	O	5,787	5,751	5,247
Intellectual property and custom development income		(1,466)	(1,631)	(682)
Other (income) and expense		(216)	145	(724)
Interest expense	D&J	615	630	468
Total expense and other (income)		24,827	25,964	24,740
Income from continuing operations before income taxes		11,400	12,330	15,945
Provision for income taxes	N	5,642	449	2,581
Income from continuing operations		5,758	11,881	13,364
Loss from discontinued operations, net of tax	C	(5)	(9)	(174)
Net income		$5,753	$11,872	$13,190
Earnings/(loss) per share of common stock
Assuming dilution
Continuing operations	P	$6.14	$12.39	$13.60
Discontinued operations	P	0.00	(0.01)	(0.18)
Total	P	$6.14	$12.38	$13.42
Basic
Continuing operations	P	$6.17	$12.44	$13.66
Discontinued operations	P	0.00	(0.01)	(0.18)
Total	P	$6.17	$12.43	$13.48
Weighted-average number of common shares outstanding
Assuming dilution		937,385,625	958,714,097	982,700,267
Basic		932,828,295	955,422,530	978,744,523

Amounts may not add due to rounding.

The accompanying notes on pages 84 through 146 are an integral part of the financial statements.

Consolidated Statement of Comprehensive Income

International Business Machines Corporation and Subsidiary Companies

($ in millions)

For the year ended December 31:	Notes	2017	2016	2015
Net income		$5,753	$11,872	$13,190
Other comprehensive income/(loss), before tax
Foreign currency translation adjustments	L	152	(20)	(1,379)
Net changes related to available-for-sale securities	L
Unrealized gains/(losses) arising during the period		1	(38)	(54)
Reclassification of (gains)/losses to net income		1	34	86
Total net changes related to available-for-sale securities		2	(3)	32
Unrealized gains/(losses) on cash flow hedges	L
Unrealized gains/(losses) arising during the period		(58)	243	618
Reclassification of (gains)/losses to net income		(363)	102	(1,072)
Total unrealized gains/(losses) on cash flow hedges		(421)	345	(454)
Retirement-related benefit plans	L
Prior service costs/(credits)		0	—	6
Net (losses)/gains arising during the period		682	(2,490)	(2,963)
Curtailments and settlements		19	(16)	33
Amortization of prior service (credits)/costs		(88)	(107)	(100)
Amortization of net (gains)/losses		2,889	2,764	3,304
Total retirement-related benefit plans		3,502	150	279
Other comprehensive income/(loss), before tax	L	3,235	472	(1,523)
Income tax (expense)/benefit related to items of other comprehensive income	L	(429)	(263)	(208)
Other comprehensive income/(loss)	L	2,806	209	(1,731)
Total comprehensive income		$8,559	$12,081	$11,459

Amounts may not add due to rounding.

The accompanying notes on pages 84 through 146 are an integral part of the financial statements.

Consolidated Statement of Financial Position

International Business Machines Corporation and Subsidiary Companies

($ in millions except per share amounts)

At December 31:	Notes	2017	2016
Assets
Current assets
Cash and cash equivalents		$11,972	$7,826
Marketable securities	D	608	701
Notes and accounts receivable—trade (net of allowances of $297 in 2017 and $290 in 2016)		8,928	9,182
Short-term financing receivables (net of allowances of $261 in 2017 and $337 in 2016)	F	21,721	19,006
Other accounts receivable (net of allowances of $36 in 2017 and $48 in 2016)		981	1,057
Inventories	E	1,583	1,553
Prepaid expenses and other current assets		3,942	4,564
Total current assets		49,735	43,888
Property, plant and equipment	G	32,331	30,133
Less: Accumulated depreciation	G	21,215	19,303
Property, plant and equipment—net	G	11,116	10,830
Long-term financing receivables (net of allowances of $74 in 2017 and $101 in 2016)	F	9,550	9,021
Prepaid pension assets	S	4,643	3,034
Deferred taxes	N	4,862	5,224
Goodwill	I	36,788	36,199
Intangible assets—net	I	3,742	4,688
Investments and sundry assets	H	4,919	4,585
Total assets		$125,356	$117,470
Liabilities and equity
Current liabilities
Taxes	N	$4,219	$3,235
Short-term debt	D&J	6,987	7,513
Accounts payable		6,451	6,209
Compensation and benefits		3,644	3,577
Deferred income		11,552	11,035
Other accrued expenses and liabilities		4,510	4,705
Total current liabilities		37,363	36,275
Long-term debt	D&J	39,837	34,655
Retirement and nonpension postretirement benefit obligations	S	16,720	17,070
Deferred income		3,746	3,600
Other liabilities	K	9,965	7,477
Total liabilities		107,631	99,078
Contingencies and commitments	M
Equity	L
IBM stockholders’ equity
Common stock, par value $.20 per share, and additional paid-in capital		54,566	53,935
Shares authorized: 4,687,500,000
Shares issued (2017—2,229,428,813; 2016—2,225,116,815)
Retained earnings		153,126	152,759
Treasury stock, at cost (shares: 2017—1,307,249,588; 2016—1,279,249,412)		(163,507)	(159,050)
Accumulated other comprehensive income/(loss)		(26,592)	(29,398)
Total IBM stockholders’ equity		17,594	18,246
Noncontrolling interests	A	131	146
Total equity		17,725	18,392
Total liabilities and equity		$125,356	$117,470

Amounts may not add due to rounding.

The accompanying notes on pages 84 through 146 are an integral part of the financial statements.

Consolidated Statement of Cash Flows

International Business Machines Corporation and Subsidiary Companies

($ in millions)

For the year ended December 31:	2017	2016	2015
Cash flows from operating activities
Net income	$5,753	$11,872	$13,190
Adjustments to reconcile net income to cash provided by operating activities
Depreciation	3,021	2,837	2,662
Amortization of intangibles	1,520	1,544	1,193
Stock-based compensation	534	544	468
Deferred taxes	(931)	(1,132)	1,387
Net (gain)/loss on asset sales and other	14	62	481
Loss on microelectronics business disposal	—	—	71
Change in operating assets and liabilities, net of acquisitions/divestitures
Receivables (including financing receivables)	1,297	712	812
Retirement related	1,014	54	(22)
Inventories	18	(14)	133
Other assets/other liabilities	4,437	408 *	(3,200)*
Accounts payable	47	197	81
Net cash provided by operating activities	16,724	17,084 *	17,255 *
Cash flows from investing activities
Payments for property, plant and equipment	(3,229)	(3,567)	(3,579)
Proceeds from disposition of property, plant and equipment	460	424	370
Investment in software	(544)	(583)	(572)
Purchases of marketable securities and other investments	(4,964)	(5,917)	(3,073)
Proceeds from disposition of marketable securities and other investments	3,910	5,692	2,842
Non-operating finance receivables—net	(2,028)	(891)	(398)
Acquisition of businesses, net of cash acquired	(496)	(5,679)	(3,349)
Divestiture of businesses, net of cash transferred	(205)	(454)	(401)
Net cash used in investing activities	(7,096)	(10,976)	(8,159)
Cash flows from financing activities
Proceeds from new debt	9,643	9,132	5,540
Payments to settle debt	(6,816)	(6,395)	(5,622)
Short-term borrowings/(repayments) less than 90 days—net	620	26	101
Common stock repurchases	(4,340)	(3,502)	(4,609)
Common stock repurchases for tax withholdings	(193)	(126)*	(248)*
Common stock transactions—other	175	204	322
Cash dividends paid	(5,506)	(5,256)	(4,897)
Net cash used in financing activities	(6,418)	(5,917)*	(9,413)*
Effect of exchange rate changes on cash and cash equivalents	937	(51)	(473)
Net change in cash and cash equivalents	4,146	140	(790)
Cash and cash equivalents at January 1	7,826	7,686	8,476
Cash and cash equivalents at December 31	$11,972	$7,826	$7,686
Supplemental data
Income taxes paid—net of refunds received	$1,597	$1,078	$2,657
Interest paid on debt	$1,208	$1,158	$995

*       Reclassified to reflect adoption of the FASB guidance on share-based compensation.

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

Consolidated Statement of Changes in Equity

International Business Machines Corporation and Subsidiary Companies

($ in millions)

	Common			Accumulated
	Stock and			Other	Total IBM	Non-
	Additional	Retained	Treasury	Comprehensive	Stockholders’	Controlling	Total
	Paid-In Capital	Earnings	Stock	Income/(Loss)	Equity	Interests	Equity
2017
Equity, January 1, 2017	$53,935	$152,759	$(159,050)	$(29,398)	$18,246	$146	$18,392
Cumulative effect of change in accounting principle*		102			102		102
Net income plus other comprehensive income/(loss)
Net income		5,753			5,753		5,753
Other comprehensive income/(loss)				2,806	2,806		2,806
Total comprehensive income/(loss)					$8,559		$8,559
Cash dividends paid— common stock		(5,506)			(5,506)		(5,506)
Common stock issued under employee plans (4,311,998 shares)	631				631		631
Purchases (1,226,080 shares) and sales (463,083 shares) of treasury stock under employee plans—net		18	(134)		(116)		(116)
Other treasury shares purchased, not retired (27,237,179 shares)			(4,323)		(4,323)		(4,323)
Changes in other equity		0			0		0
Changes in noncontrolling interests						(15)	(15)
Equity, December 31, 2017	$54,566	$153,126	$(163,507)	$(26,592)	$17,594	$131	$17,725

*  Reflects the adoption of the FASB guidance on intra-entity transfers of assets in the first quarter of 2017.

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

On December 22, 2017, the Tax Cuts and Jobs Act (“U.S. tax reform”) was enacted in the U.S. This Act introduced many changes, including lowering the U.S. corporate tax rate to 21 percent, changes in incentives, provisions to prevent U.S. base erosion and significant changes in the taxation of international income, including provisions which allow for the repatriation of foreign earnings without U.S. tax.

The enactment of U.S. tax reform resulted in a provisional charge of $5,475 million to tax expense in the fourth-quarter and year-ended December 31, 2017. The charge was primarily the result of the one-time U.S. transition tax, and any foreign tax costs on undistributed foreign earnings, as well as the remeasurement of deferred tax balances to the new U.S. Federal tax rate. Refer to note N, “Taxes,” on pages 121 to 124 for additional information.

Noncontrolling interest amounts of $17 million, $16 million and $8 million, net of tax, for the years ended December 31, 2017, 2016 and 2015, respectively, are included as a reduction within other (income) and expense in the Consolidated Statement of Earnings.

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

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts of assets, liabilities, revenue, costs, expenses and other comprehensive income/(loss) (OCI) that are reported in the Consolidated Financial Statements and accompanying disclosures. These estimates are based on management’s best knowledge of current events, historical experience, actions that the company may undertake in the future and on various other assumptions that are believed to be reasonable under the circumstances. As a result, actual results may be different from these estimates. See “Critical Accounting Estimates” on pages 70 to 73 for a discussion of the company’s critical accounting estimates.

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

The company reduces revenue for estimated client returns, price protection, rebates and other similar allowances. (See Schedule II, “Valuation and Qualifying Accounts and Reserves” included in the company’s Annual Report on Form 10-K). Revenue is recognized only if these estimates can be reasonably and reliably determined. The company bases its estimates on historical results taking into consideration the type of client, the type of transaction and the specifics of each arrangement. Payments made under cooperative marketing programs are recognized as an expense only if the company receives from the client an identifiable benefit sufficiently separable from the product sale whose fair value can be reasonably and reliably estimated. If the company does not receive an identifiable benefit sufficiently separable from the product sale whose fair value can be reasonably estimated, such payments are recorded as a reduction of revenue.

Revenue from sales of third-party vendor products or services is recorded net of costs when the company is acting as an agent between the client and the vendor, and gross when the company is the principal for the transaction. Several factors are considered to determine whether the company is an agent or principal, most notably whether the company is the primary obligor to the client, or has inventory risk. Consideration is also given to whether the company adds meaningful value to the vendor’s product or service, was involved in the selection of the vendor’s product or service, has latitude in establishing the sales price or has credit risk.

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

Multiple-Deliverable Arrangements

The company’s global capabilities as a cognitive solutions and cloud platform company include services, software, hardware, and/or related financing. For example, a client may purchase a server that includes operating system software. In addition, the arrangement may include post-contract support for the software and a contract for post-warranty maintenance service for the hardware. These types of arrangements can also include financing provided by the company. These arrangements consist of multiple deliverables, with the hardware and software delivered in one reporting period, and the software support and hardware maintenance services delivered across multiple reporting periods. In another example, the company may assist the client in building and running an enterprise information technology (IT) environment utilizing a private cloud on a long-term basis and the client periodically purchases hardware and/or software products from the company to upgrade or expand the facility. The services delivered on the cloud are provided on a continuous basis across multiple reporting periods, and the hardware and software products are delivered in one reporting period. To the extent that a deliverable in a multiple-deliverable arrangement is subject to specific accounting guidance that deliverable is accounted for in accordance with such specific guidance. Examples of such arrangements may include leased hardware which is subject to specific leasing guidance or software which is subject to specific software revenue recognition guidance on whether and/or how to separate multiple-deliverable arrangements into separate units of accounting (separability) and how to allocate the arrangement consideration among those separate units of accounting (allocation). For all other deliverables in multiple-deliverable arrangements, the guidance below is applied for separability and allocation. A multiple-deliverable arrangement is separated into more than one unit of accounting if the following criteria are met:

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

Services

The company’s primary services offerings include IT datacenter and business process outsourcing, application management services, consulting and systems integration, technology infrastructure and system maintenance, hosting and the design and development of complex IT systems to a client’s specifications (design and build). Many of these services can be delivered entirely or partially through as-a-Service or cloud delivery models. These services are provided on a time-and-material basis, as a fixed-price contract or as a fixed-price per measure of output contract and the contract terms range from less than one year to over 10 years.

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

The company performs ongoing profitability analyses of its services contracts accounted for under the POC method in order to determine whether the latest estimates of revenues, costs and profits require updating. If at any time these estimates indicate that the contract will be unprofitable, the entire estimated loss for the remainder of the contract is recorded immediately. For non-POC method services contracts, losses are recorded as incurred.

In some services contracts, the company bills the client prior to recognizing revenue from performing the services. Deferred income of $5,870 million and $5,873 million at December 31, 2017 and 2016, respectively, is included in the Consolidated Statement of Financial Position. In other services contracts, the company performs the services prior to billing the client. Unbilled accounts receivable of $1,756 million and $1,611 million at December 31, 2017 and 2016, respectively, is included in notes and accounts receivable-trade in the Consolidated Statement of Financial Position.

Billings usually occur in the month after the company performs the services or in accordance with specific contractual provisions.

Notes to Consolidated Financial Statements

International Business Machines Corporation and Subsidiary Companies

Hardware

The company’s hardware offerings include the sale or lease of system servers and storage solutions. These products can also be delivered through as-a-Service or cloud delivery models such as Storage-as-a-Service. The company also offers installation services for its more complex hardware products.

Revenue from hardware sales and sales-type leases is recognized when risk of loss has transferred to the client and there are no unfulfilled company obligations that affect the client’s final acceptance of the arrangement. Any cost of standard warranties and remaining obligations that are inconsequential or perfunctory are accrued when the corresponding revenue is recognized. Revenue from as-a-Service arrangements is recognized as the service is delivered. Revenue from rentals and operating leases is recognized on a straight-line basis over the term of the rental or lease.

Software

The company’s software offerings include solutions software, which provides the basis for many of the company’s strategic areas including analytics, security and social; transaction processing software, which primarily runs mission-critical systems for clients; integration software, which help clients to create, connect and optimize their applications data and infrastructure; and operating systems software, which provides operating systems for IBM Z and Power Systems hardware. Many of these offerings can be delivered entirely or partially through as-a-Service or cloud delivery models, while others are delivered as on-premise software licenses.

Revenue from perpetual (one-time charge) license software is recognized at the inception of the license term if all revenue recognition criteria have been met. Revenue from post-contract support, which may include unspecified upgrades on a when-and-if-available basis, is recognized on a straight-line basis over the period such items are delivered. Revenue from software hosting or Software-as-a-Service arrangements is recognized as the service is delivered. In software hosting arrangements, the rights provided to the customer (e.g., ownership of a license, contract termination provisions and the feasibility of the customer to operate the software) are considered in determining whether the arrangement includes a license. In arrangements which include a software license, the associated revenue is recognized according to whether the license is perpetual or term. Revenue from term (recurring license charge) license software is recognized over the period that the client is entitled to use the license as usage occurs.

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

Services Costs

Recurring operating costs for services contracts are recognized as incurred. For fixed-price design and build contracts, the costs of external hardware and software accounted for under the POC method are deferred and recognized based on the labor costs incurred to date, as a percentage of the total estimated labor costs to fulfill the contract. Certain eligible, nonrecurring costs incurred in the initial phases of outsourcing or other cloud-based services contracts are deferred and subsequently amortized. These costs consist of transition and setup costs related to the installation of systems and processes and are amortized on a straight-line basis over the expected period of benefit, not to exceed the term of the contract. Additionally, fixed assets associated with these contracts are capitalized and depreciated on a straight-line basis over the expected useful life of the asset. If an asset is contract specific, then the depreciation period is the shorter of the useful life of the asset or the contract term. Amounts paid to clients in excess of the fair value of acquired assets used in outsourcing arrangements are deferred and amortized on a straight-line basis as a reduction of revenue over the expected period of benefit not to exceed the term of the contract. The company performs periodic reviews to assess the recoverability of deferred contract transition and setup costs. This review is done by comparing the estimated minimum remaining undiscounted cash flows of a contract to the unamortized contract costs. If such minimum undiscounted cash flows are not sufficient to recover the unamortized costs, an impairment loss is recognized.

Deferred services transition and setup costs were $2,121 million and $2,072 million at December 31, 2017 and 2016, respectively. Amortization of deferred services transition and setup costs was estimated at December 31, 2017 to be $695 million in 2018, $517 million in 2019, $354 million in 2020, $232 million in 2021 and $323 million thereafter.

Deferred amounts paid to clients in excess of the fair value of acquired assets used in outsourcing or other cloud-based services arrangements were $163 million and $160 million at December 31, 2017 and 2016, respectively. Amortization of deferred amounts paid to clients in excess of the fair value of acquired assets is recorded as an offset of revenue and was estimated at December 31, 2017 to be $65 million in 2018, $51 million in 2019, $29 million in 2020, $13 million in 2021 and $5 million thereafter. In situations in which an outsourcing contract is terminated, the terms of the contract may require the client to reimburse the company for the recovery of unbilled accounts receivable, unamortized deferred costs incurred to purchase specific assets utilized in the delivery of services and to pay any additional costs incurred by the company to transition the services.

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

Certain eligible, non-recurring costs incurred in the initial phases of Software-as-a-Service contracts are deferred and amortized over the expected period of benefit, consistent with the policy described for Services Costs. Recurring operating costs in these contracts are recognized as incurred.

Product Warranties

The company offers warranties for its hardware products that generally range up to three years, with the majority being either one or three years. Estimated costs for standard warranty terms are recognized when revenue is recorded for the related deliverable. The company estimates its warranty costs standard to the deliverable based on historical warranty claim experience and estimates of future spending, and applies this estimate to the revenue stream for products under warranty. Estimated future costs for warranties applicable to revenue recognized in the current period are charged to cost of sales. The warranty liability is reviewed quarterly to verify that it properly reflects the remaining obligation based on the anticipated expenditures over the balance of the obligation period. Adjustments are made when actual warranty claim experience differs from estimates. Costs from fixed-price support or maintenance contracts, including extended warranty contracts, are recognized as incurred.

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

Standard Warranty Liability

($ in millions)

	2017	2016
Balance at January 1	$156	$181
Current period accruals	172	145
Accrual adjustments to reflect experience	(10)	(6)
Charges incurred	(165)	(164)
Balance at December 31	$152	$156

Notes to Consolidated Financial Statements
International Business Machines Corporation and Subsidiary Companies

Extended Warranty Liability (Deferred Income)

($ in millions)

	2017	2016
Balance at January 1	$531	$538
Revenue deferred for new extended warranty contracts	267	263
Amortization of deferred revenue	(260)	(267)
Other*	28	(4)
Balance at December 31	$566	$531
Current portion	$277	$264
Noncurrent portion	$289	$267

*Other consists primarily of foreign currency translation adjustments.

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

Advertising and Promotional Expense

The company expenses advertising and promotional costs as incurred. Cooperative advertising reimbursements from vendors are recorded net of advertising and promotional expense in the period in which the related advertising and promotional expense is incurred. Advertising and promotional expense, which includes media, agency and promotional expense, was $1,445 million, $1,327 million and $1,290 million in 2017, 2016 and 2015, respectively, and is recorded in SG&A expense in the Consolidated Statement of Earnings.

Research, Development and Engineering

Research, development and engineering (RD&E) costs are expensed as incurred. Software costs that are incurred to produce the finished product after technological feasibility has been established are capitalized as an intangible asset.

Intellectual Property and Custom Development Income

The company licenses and sells the rights to certain of its intellectual property (IP) including internally developed patents, trade secrets and technological know-how. Certain IP transactions to third parties are licensing/royalty-based and others are transaction-based sales/other transfers. Income from licensing arrangements is recognized at the inception of the perpetual license term if all revenue recognition criteria have been met. Licensing arrangements include IP partnerships whereby a business partner licenses source code from the company and becomes responsible for developing, maintaining and enhancing the product. The company retains its customers and go-to-market capability and any royalty cost due to the partner is recognized in cost of sales. The IP partner has the rights to market the product and its derivative works under its own brand and remits royalty to the company on those sales, which are recorded as royalty-based fees. Income from any royalty-based fee arrangements is recognized over time or as the licensee sells future related products (i.e., variable royalty, based upon licensee’s revenue). The company also enters into cross-licensing arrangements of patents, and income from these arrangements is recognized when earned. In addition, the company earns income from certain custom development projects for strategic technology partners and specific clients. The company records the income from these projects if the fee is not refundable, is not dependent upon the success of the project and when all recognition criteria have been met.

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

Notes to Consolidated Financial Statements
International Business Machines Corporation and Subsidiary Companies

reviewed by management at the segment level. Components are aggregated as a single reporting unit if they have similar economic characteristics.

Depreciation and Amortization

Property, plant and equipment are carried at cost and depreciated over their estimated useful lives using the straight-line method. The estimated useful lives of certain depreciable assets are as follows: buildings, 30 to 50 years; building equipment, 10 to 20 years; land improvements, 20 years; production, engineering, office and other equipment, 2 to 20 years; and information technology equipment, 1.5 to 5 years. Leasehold improvements are amortized over the shorter of their estimated useful lives or the related lease term, rarely exceeding 25 years.

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

Net periodic pension and nonpension postretirement benefit cost/(income) is recorded in the Consolidated Statement of Earnings and includes service cost, interest cost, expected return on plan assets, amortization of prior service costs/ (credits) and (gains)/losses previously recognized as a component of OCI and amortization of the net transition asset remaining in accumulated other comprehensive income/(loss) (AOCI). Service cost represents the actuarial present value of participant benefits earned in the current year. Interest cost represents the time value of money cost associated with the passage of time. Certain events, such as changes in the employee base, plan amendments and changes in actuarial assumptions, result in a change in the benefit obligation and the corresponding change in OCI. The result of these events is amortized as a component of net periodic cost/(income) over the service lives or life expectancy of the participants, depending on the plan, provided such amounts exceed thresholds which are based upon the benefit obligation or the value of plan assets. Net periodic cost/(income) is recorded in Cost, SG&A and RD&E in the Consolidated Statement of Earnings based on the employees’ respective functions. Refer to note B, “Accounting Changes”, on pages 94 to 96, for additional information on the presentation change relating to pension costs beginning on January 1, 2018.

(Gains)/losses and prior service costs/(credits) are not recognized as a component of net periodic cost/(income) in the Consolidated Statement of Earnings as they arise, but are recognized as a component of OCI in the Consolidated Statement of Comprehensive Income. Those (gains)/losses and prior service costs/(credits) are subsequently recognized as a component of net periodic cost/(income) pursuant to the recognition and amortization provisions of applicable accounting guidance. (Gains)/losses arise as a result of differences between actual experience and assumptions or as a result of changes in actuarial assumptions. Prior service costs/(credits) represent the cost of benefit changes attributable to prior service granted in plan amendments.

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

The company records deferred tax assets for awards that result in deductions on the company’s income tax returns, based on the amount of compensation cost recognized and the statutory tax rate in the jurisdiction in which it will receive a deduction. The differences between the deferred tax assets recognized for financial reporting purposes and the actual tax deduction reported on the income tax return are recorded as a benefit or expense to the provision for income taxes in the Consolidated Statement of Earnings.

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

Notes to Consolidated Financial Statements
International Business Machines Corporation and Subsidiary Companies

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

The company reports cash flows arising from derivative financial instruments designated as fair value or cash flow hedges consistent with the classification of cash flows from the underlying hedged items that these derivatives are hedging. Accordingly, the cash flows associated with derivatives designated as fair value or cash flow hedges are classified in cash flows from operating activities in the Consolidated Statement of Cash Flows. Cash flows from derivatives designated as net investment hedges and derivatives that do not qualify as hedges are reported in cash flows from investing activities in the Consolidated Statement of Cash Flows. For currency swaps designated as hedges of foreign currency denominated debt (included in the company’s debt risk management program as addressed in note D, “Financial Instruments,” on pages 100 to 107), cash flows directly associated with the settlement of the principal element of these swaps are reported in payments to settle debt in cash flows from financing activities in the Consolidated Statement of Cash Flows.

Financial Instruments

In determining the fair value of its financial instruments, the company uses a variety of methods and assumptions that are based on market conditions and risks existing at each balance sheet date. See note D, “Financial Instruments,” on pages 100 to 107 for further information. All methods of assessing fair value result in a general approximation of value, and such value may never actually be realized.

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

Factored Receivables

The company enters into various factoring agreements with third-party financial institutions to sell its receivables (includes notes and accounts receivable-trade, financing receivables and other accounts receivables) under nonrecourse agreements. These transactions are accounted for as a reduction in receivables and are considered sold when: (1) they are transferred beyond the reach of the company and its creditors; (2) the purchaser has the right to pledge or exchange the receivables; and (3) the company has surrendered control over the transferred receivables. The proceeds from these arrangements are reflected as cash provided by operating activities in the Consolidated Statement of Cash Flows.

The gross amounts factored (the gross proceeds) under these programs (primarily relating to notes and accounts receivable-trade) for the three and twelve months ended December 31, 2017 were $0.7 billion and $1.9 billion, respectively, compared to $0.4 billion and $1.2 billion for the three and twelve months ended December 31, 2016, respectively. The fees and the net gains and losses associated with the transfer of receivables were not material for any of the periods presented.

Financing Receivables

Financing receivables include sales-type leases, direct financing leases and loans. Leases are accounted for in accordance with lease accounting standards. Loan receivables, including installment payment plans, which are generally unsecured, are primarily for software and services. Loans are financial assets which are recorded at amortized cost which approximates fair value. Commercial financing receivables are carried at amortized

Notes to Consolidated Financial Statements
International Business Machines Corporation and Subsidiary Companies

cost, which approximates fair value. These receivables are for working capital financing to suppliers, distributors and resellers of IBM and OEM IT products and services. The company determines its allowances for credit losses on financing receivables based on two portfolio segments: lease receivables and loan receivables. The company further segments the portfolio into three classes: Americas, Europe/Middle East/Africa (EMEA) and Asia Pacific.

When calculating the allowances, the company considers its ability to mitigate a potential loss by repossessing leased equipment and by considering the current fair market value of any other collateral. The value of the equipment is the net realizable value. The allowance for credit losses for capital leases, installment payment plan receivables and customer loans includes an assessment of the entire balance of the capital lease or loan, including amounts not yet due. The methodologies that the company uses to calculate its receivables reserves, which are applied consistently to its different portfolios, are as follows:

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

Collectively Evaluated—The company records an unallocated reserve that is calculated by applying a reserve rate to its different portfolios, excluding accounts that have been individually evaluated and specifically reserved. This reserve rate is based upon credit rating, probability of default, term, characteristics (lease/loan) and loss history. Factors that could result in actual receivable losses that are materially different from the estimated reserve include significant changes in the economy, or a sudden change in the economic health of a significant client in the company’s receivables portfolio.

Other Credit-Related Policies

Past Due—The company views receivables as past due when payment has not been received after 90 days, measured from the original billing date.

Non-Accrual—Non-accrual assets include those receivables (impaired loans or nonperforming leases) with specific reserves and other accounts for which it is likely that the company will be unable to collect all amounts due according to original terms of the lease or loan agreement. Income recognition is discontinued on these receivables. Cash collections are first applied as a reduction to principal outstanding. Any cash received in excess of principal payments outstanding is recognized as interest income. Receivables may be removed from non-accrual status, if appropriate, based upon changes in client circumstances, such as a sustained history of payments.

Impaired Loans—The company evaluates all financing receivables considered at-risk, including loans, for impairment on a quarterly basis. The company considers any receivable with an individually evaluated reserve as an impaired loan. Depending on the level of impairment, loans will also be placed on non-accrual status as appropriate. Client loans are primarily for software and services and are unsecured. These receivables are subjected to credit analysis to evaluate the associated risk and, when appropriate, actions are taken to mitigate risks in these agreements which include covenants to protect against credit deterioration during the life of the obligation.

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

Notes to Consolidated Financial Statements
International Business Machines Corporation and Subsidiary Companies

NOTE B. ACCOUNTING CHANGES

New Standards to be Implemented

In February 2018, the Financial Accounting Standards Board (FASB) issued guidance that allows entities to elect an option to reclassify the stranded tax effects related to the application of U.S. tax reform from accumulated other comprehensive income/ (loss) to retained earnings. The guidance is effective January 1, 2019 with early adoption permitted. The company is currently evaluating whether to elect the option and the impact of the new guidance on its consolidated financial results.

In August 2017, the FASB issued guidance to simplify the application of current hedge accounting in certain areas, better portray the economic results of an entity’s risk management activities in its financial statements and make targeted improvements to presentation and disclosure requirements. The guidance is effective January 1, 2019 with early adoption permitted. The company adopted the guidance as of January 1, 2018 and does not expect a material impact in the consolidated financial results.

In March 2017, the FASB issued guidance that impacts the presentation of net periodic pension and postretirement benefit costs. Under the guidance, the service cost component of net benefit cost will continue to be presented within cost, selling general and administrative expense and research, development and engineering expense in the Consolidated Statement of Earnings, unless eligible for capitalization. The other components of net benefit cost will be presented separately from service cost within other (income) and expense in the Consolidated Statement of Earnings. This presentation change will be applied retrospectively upon adoption. The guidance is effective January 1, 2018 with early adoption permitted. The company adopted the guidance as of the effective date. The guidance is primarily a change in financial statement presentation and is not expected to have a material impact in the consolidated financial results. The change will have an impact on gross profit margins.

In June 2016, the FASB issued guidance for credit impairment based on an expected loss model rather than an incurred loss model. The guidance requires the consideration of all available relevant information when estimating expected credit losses, including past events, current conditions and forecasts and their implications for expected credit losses. The guidance is effective January 1, 2020 with a one year early adoption permitted. The company has established an implementation team and is evaluating the impact of the new guidance.

The FASB issued guidance in February 2016, with amendments in 2018, which changes the accounting for leases. The guidance requires lessees to recognize right-of-use assets and lease liabilities for most leases in the Consolidated Statement of Financial Position. The guidance makes some changes to lessor accounting, including the elimination of the use of third-party residual value guarantee insurance in the capital lease test, and overall aligns with the new revenue recognition guidance. The guidance also requires qualitative and quantitative disclosures to assess the amount, timing and uncertainty of cash flows arising from leases. There are certain practical expedients that can be elected which the company is currently evaluating for application. The guidance is effective January 1, 2019 and early adoption is permitted. The company will adopt the guidance as of the effective date.

A cross-functional implementation team has been established which is evaluating the lease portfolio, system, process and policy change requirements. The company has made progress in gathering the necessary data elements for the lease population and a system provider has been selected, with system configuration and implementation underway. The company is currently evaluating the impact of the new guidance on its consolidated financial results and expects it will have a material impact on the Consolidated Statement of Financial Position. The company is currently planning on electing the package of practical expedients to not reassess prior conclusions related to contracts containing leases, leases classification, and initial direct costs and is evaluating the other practical expedients available under the guidance.

The company’s operating lease commitments were $6.6 billion at December 31, 2017. In 2017, the use of third-party residual value guarantee insurance resulted in the company recognizing $452 million of sales-type lease revenue that would otherwise have been recognized over the lease period as operating lease revenue. The company continues to assess the potential impacts of the guidance, including normal ongoing business dynamics or potential changes in contracting terms.

In January 2016, the FASB issued guidance which addresses aspects of recognition, measurement, presentation and disclosure of financial instruments. Certain equity investments will be measured at fair value with changes recognized in net income. The amendment also simplifies the impairment test of equity investments that lack readily determinable fair value. The guidance is effective January 1, 2018 and early adoption was not permitted except for limited provisions. The company adopted the guidance on the effective date. The guidance is not expected to have a material impact in the consolidated financial results.

The FASB issued guidance on the recognition of revenue from contracts with customers in May 2014 with amendments in 2015 and 2016. Revenue recognition will depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance also requires disclosures regarding the nature, amount, timing and uncertainty of revenue and cash flows arising from contracts with customers. The guidance permits two methods of adoption: retrospectively to each prior reporting period presented, or retrospectively with the cumulative effect of initially applying the guidance recognized at the date of initial application (the cumulative catch-up transition method). The company adopted the guidance effective January 1, 2018 using the cumulative catch-up transition method.

Given the scope of work required to implement the recognition and disclosure requirements under the new standard, the company began its assessment process in 2014 and has completed its changes to policy, processes, systems and controls. This also included the assessment of data availability and presentation necessary to meet the additional disclosure requirements of the guidance in the Notes to the Consolidated Financial Statements beginning in the first quarter of 2018.

Notes to Consolidated Financial Statements
International Business Machines Corporation and Subsidiary Companies

The company expects revenue recognition for its broad portfolio of hardware, software and services offerings to remain largely unchanged. However, the guidance is expected to change the timing of revenue recognition in certain areas, including recognizing revenue for certain software licenses over time versus at a point in time, in limited circumstances. These impacts are not expected to be material. The company expects to continue to recognize revenue for term license (recurring license charge) software arrangements on a monthly basis over the period that the client is entitled to use the license due to the contractual terms in these arrangements. Since the company currently expenses sales commissions as incurred, the requirement in the new standard to capitalize certain in-scope sales commissions will result in an accounting change for the company. This change is not expected to be material to the consolidated financial results, with no impact to cash flows.

At January 1, 2018, $557 million was reclassified from notes and accounts receivable-trade and deferred income-current to prepaid expenses and other current assets to establish the opening balance for net contract assets. In-scope sales commission costs previously recorded in the Consolidated Statement of Earnings were capitalized in accordance with the transition guidance, in the amount of $737 million. Deferred income of $29 million was recorded for certain software licenses that will be recognized over time versus at a point in time. Additionally, net deferred taxes was reduced $184 million in the Consolidated Statement of Financial Position, resulting in a cumulative-effect net increase to retained earnings of $524 million. The amortization of capitalized sales commissions compared to the previous method of recognition on an as-incurred basis is not expected to have a material impact to the company’s consolidated financial results.

Standards Implemented

In January 2017, the FASB issued guidance which clarifies the definition of a business. The guidance provides a more robust framework to use in determining when a set of assets and activities acquired or sold is a business. The guidance was effective January 1, 2018 and early adoption was permitted. The company adopted the guidance effective January 1, 2017, and it did not have a material impact in the consolidated financial results.

In October 2016, the FASB issued guidance which requires an entity to recognize the income tax consequences of intra-entity transfers of assets, other than inventory, at the time of transfer. Assets within the scope of the guidance include intellectual property and property, plant and equipment. The guidance was effective January 1, 2018 and early adoption was permitted. The company adopted the guidance on January 1, 2017 using the required modified retrospective method. At adoption, $95 million and $47 million were reclassified from investments and sundry assets and prepaid expenses and other current assets, respectively into retained earnings. Additionally, net deferred taxes of $244 million were established in deferred taxes in the Consolidated Statement of Financial Position, resulting in a cumulative-effect net increase to retained earnings of $102 million. In January 2017, the company had one transaction that generated a $582 million benefit to income tax expense, income from continuing operations and net income and a benefit to both basic and diluted earnings per share of $0.62 per share for the year ended December 31, 2017. There was no other impact in the consolidated financial results for the year ended December 31, 2017. The ongoing impact of this guidance will be dependent on any transaction that is within its scope.

In March 2016, the FASB issued guidance which changes the accounting for share-based payment transactions, including the income tax consequences, classification of awards as either equity or liabilities and classification in the Consolidated Statement of Cash Flows. The guidance was effective and adopted by the company on January 1, 2017, and it did not have a material impact in the Consolidated Statement of Financial Position. The ongoing impact of the guidance could result in increased volatility in the provision for income taxes and earnings per share in the Consolidated Statement of Earnings, depending on the company’s share price at exercise or vesting of share-based awards compared to grant date, however these impacts are not expected to be material. These impacts are recorded on a prospective basis. The company continues to estimate forfeitures in conjunction with measuring stock-based compensation cost. The guidance also requires cash payments on behalf of employees for shares directly withheld for taxes to be presented as financing outflows in the Consolidated Statement of Cash Flows. Prior to adoption, the company reported this activity as an operating cash outflow and as a result, prior periods have been reclassified as required. The FASB also issued guidance in May 2017, which relates to the accounting for modifications of share-based payment awards. The company adopted the guidance in the second quarter of 2017. The guidance had no impact in the consolidated financial results.

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

2017

In 2017, the company completed five acquisitions at an aggregate cost of $134 million. All of these acquisitions were for 100 percent of the acquired businesses.

The Technology Services & Cloud Platforms segment completed acquisitions of three businesses: in the first quarter, Agile 3 Solutions, LLC (Agile 3 Solutions), a privately held business; in the third quarter, the cloud and managed hosting services business from a large U.S. telecommunications company, and Cloudigo Ltd. (Cloudigo), a privately held business. The Cognitive Solutions segment completed the acquisition of one privately held business: in the second quarter, XCC Web Content & Custom Apps Extension (XCC) from TIMETOACT Software & Consulting GmbH. Global Business Services (GBS) completed the acquisition of one privately held business: in the fourth quarter, Vivant Digital (Vivant).

Each acquisition is expected to enhance the company’s portfolio of product and services capabilities. Agile 3 Solutions is a developer of software used by C-Suite and senior executives to better visualize, understand and manage risks associated with the protection of sensitive data and adds capabilities to the company’s security portfolio. The acquisition of the cloud and managed hosting services business of a large U.S. telecommunications company strengthens the company’s services portfolio and aligns with its cloud strategy. Cloudigo brings talent and technology that aligns closely with the company’s cloud platform investments in advanced network processing. XCC’s technology enhances IBM’s Connections Cloud platform by providing a single, accessible engagement center for sharing content. Vivant extends the strategy and design expertise of IBM Interactive Experience (IBM iX) and helps accelerate clients’ digital transformations.

The following table reflects the purchase price related to these acquisitions and the resulting purchase price allocations as of December 31, 2017.

2017 Acquisitions

($ in millions)

	Amortization	Total
	Life (in Years)	Acquisitions
Current assets		$18
Fixed assets/noncurrent assets		69
Intangible assets
Goodwill	N/A	16
Completed technology	5	9
Client relationships	5–7	64
Patents/trademarks	1–5	1
Total assets acquired		177
Current liabilities		(9)
Noncurrent liabilities		(34)
Total liabilities assumed		(43)
Total purchase price		$134

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

The overall weighted-average life of the identified amortizable intangible assets acquired is 6.6 years. These identified intangible assets will be amortized on a straight-line basis over their useful lives. Goodwill of $13 million has been assigned to the Technology Services & Cloud Platforms segment and goodwill of $3 million has been assigned to the Cognitive Solutions segment. It is expected that approximately 50 percent of the goodwill will be deductible for tax purposes.

2016

In 2016, the company completed fifteen acquisitions at an aggregate cost of $5,899 million.

The Weather Company (TWC)—On January 29, 2016, the company completed the acquisition of TWC’s B2B, mobile and cloud-based Web-properties, weather.com, Weather Underground, The Weather Company brand and WSI, its global business-to-business brand, for cash consideration of $2,278 million. The cable television segment was not acquired by IBM, but is licensing weather forecast data and analytics from IBM under a long-term contract. TWC was a privately held business. Goodwill of $1,717 million was assigned to the Cognitive Solutions segment. It was expected that none of the goodwill would be deductible for tax purposes. The overall weighted-average useful life of the identified intangible assets acquired was 6.9 years.

Truven Health Analytics, Inc. (Truven)—On April 8, 2016, the company completed the acquisition of 100 percent of Truven, a leading provider of healthcare analytics solutions, for cash consideration of $2,612 million, of which $2,412 million was paid in April 2016 and $148 million was paid in July 2017. Truven has developed proprietary analytic methods and assembled

Notes to Consolidated Financial Statements
International Business Machines Corporation and Subsidiary Companies

analytic content assets, creating extensive national healthcare utilization, performance, quality and cost data. Truven was a privately held business. Goodwill of $1,933 million was assigned to the Cognitive Solutions segment. It was expected that approximately 15 percent of the goodwill would be deductible for tax purposes. The overall weighted-average useful life of the identified intangible assets acquired was 6.9 years.

Other Acquisitions—The Technology Services & Cloud Platforms segment completed acquisitions of four businesses: in the first quarter: Ustream, Inc. (Ustream), a privately held business, and AT&T’s application and hosting services business; in the third quarter, G4S’s cash solutions business; and in the fourth quarter, Sanovi Technologies Private Limited (Sanovi), a privately held business. GBS completed acquisitions of six privately held businesses: in the first quarter, Resource/Ammirati, ecx International AG (ecx.io) and Optevia Limited (Optevia); in the second quarter, Aperto AG (Aperto) and Bluewolf Group, LLC (Bluewolf); and in the fourth quarter, Fluid, Inc.’s Expert Personal Shopper (XPS) business. The Cognitive Solutions segment completed acquisitions of three privately held businesses: in the second quarter, Resilient Systems, Inc. (Resilient) and EZ Legacy, Ltd. (EZSource); and in the fourth quarter, Promontory Financial Group, LLC (Promontory).

Ustream provides cloud-based video streaming to enterprises and broadcasters. The acquisition of AT&T’s application and hosting services business strengthens the company’s cloud portfolio. The acquisition of the G4S cash solutions business brings together the engineering skills of G4S with the company’s analytics and remote technology capabilities to expand delivery solutions. Sanovi provides hybrid cloud recovery, cloud migration and business continuity software for enterprise data centers and cloud infrastructure. Resource/Ammirati is a leading U.S.-based digital marketing and creative agency, addressing the rising demand from businesses seeking to reinvent themselves for the digital economy. Ecx.io enhances GBS’ IBM iX with new digital marketing, commerce and platform skills to accelerate clients’ digital transformations. Optevia is a Software-as-a Service systems integrator specializing in CRM solutions for public sector organizations. Aperto also joined IBM iX, supporting the company’s growth in Europe, with expertise in digital strategy projects, including website and application development. Bluewolf extends the company’s analytics, experience design and industry consulting leadership with one of the world’s leading Salesforce consulting practices to deliver differentiated, consumer-grade experiences via the cloud. Fluid, Inc.’s Expert Personal Shopper business extends the company’s portfolio of SaaS offerings and services, helping clients conduct commerce and engage with their customers. Resilient, a provider of incident response solutions, automates and orchestrates the many processes needed when dealing with cyber incidents from breaches to lost devices. EZSource helps developers quickly and easily understand and change mainframe code based on data displayed through dashboards and other visualizations. Promontory, a global market-leading risk management and regulatory compliance consulting firm, helps address clients’ escalating regulations and risk management requirements.

All of these Other Acquisitions were for 100 percent of the acquired businesses.

The following table reflects the purchase price related to these acquisitions and the resulting purchase price allocations as of December 31, 2016.

2016 Acquisitions

($ in millions)

	Amortization	The Weather	Truven Health	Other
	Life (in Years)	Company	Analytics	Acquisitions
Current assets		$76	$171	$153
Fixed assets/noncurrent assets		123	127	110
Intangible assets
Goodwill	N/A	1,717	1,933	593
Completed technology	1–7	160	338	96
Client relationships	3–7	313	516	226
Patents/trademarks	1–7	349	54	42
Total assets acquired		2,738	3,141	1,220
Current liabilities		(88)	(148)	(96)
Noncurrent liabilities		(372)	(381)	(76)
Total liabilities assumed		(460)	(529)	(171)
Bargain purchase gain		—	—	(40)*
Total purchase price		$2,278	$2,612	$1,009

N/A—Not applicable

*                 Bargain purchase gain relating to AT&T’s application and hosting services business was recognized in selling, general and administrative expense in the Consolidated Statement of Earnings in the three months ended March 31, 2016.

For the Other Acquisitions, the overall weighted-average life of the identified amortizable intangible assets acquired was 6.3 years. These identified intangible assets will be amortized on a straight-line basis over their useful lives. Goodwill of $119 million was assigned to the Technology Services & Cloud Platforms segment, goodwill of $303 million was assigned to the GBS segment and goodwill of $171 million was assigned to the Cognitive Solutions segment. It was expected that approximately 55 percent of the goodwill would be deductible for tax purposes.

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

All assets and liabilities of the business, classified as held for sale at June 30, 2015, were transferred at closing. The company transferred $515 million of net cash to GLOBALFOUNDRIES in the third quarter of 2015. This amount included $750 million of cash consideration, adjusted by the amount of working capital due from GLOBALFOUNDRIES and other miscellaneous items. A second cash payment in the amount of $500 million was transferred in December 2016 while the remaining cash consideration of $250 million was transferred in December 2017.

Summarized financial information for discontinued operations is shown in the table below.

($ in millions)

For the year ended December 31:	2017	2016	2015
Total revenue	$—	$—	$720
Loss from discontinued operations, before tax	(9)	(11)	(175)
Loss on disposal, before tax	1	0	(116)
Total loss from discontinued operations, before income taxes	(8)	(11)	(291)
Provision/(benefit) for income taxes	(3)	(2)	(117)
Loss from discontinued operations, net of tax	$(5)	$(9)	$(174)

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

The initial closing was completed on October 1, 2014. A subsequent closing occurred in most other countries in which there was a large business footprint on December 31, 2014. The remaining countries closed on March 31, 2015. An assessment of the ongoing contractual terms of the transaction resulted in the recognition of pre-tax gains of $63 million, $57 million and $14 million in 2015, 2016 and 2017, respectively.

Overall, the company expects to recognize a total pre-tax gain on the sale of approximately $1.6 billion, which does not include associated costs related to transition and performance-based costs. Net of these charges, the pre-tax gain was approximately $1.3 billion, of which the cumulative gain recorded as of December 31, 2017 is $1.2 billion. The balance of the gain is expected to be recognized in 2019 upon conclusion of the maintenance agreement.

Others—In addition to those above, the company completed the following divestitures:

2017—In the first quarter of 2017, the company completed one research-related divestiture. The Cognitive Solutions segment completed four divestitures; two in the second quarter of 2017 and one each in the third and fourth quarter of 2017. The financial terms related to these transactions were not material. Overall, the company recognized a pre-tax gain of $31 million related to these transactions in 2017.

2016—In the first quarter of 2016, the company completed four software product-related divestitures. In the fourth quarter of 2016, the company completed the divestiture of one service-related offering. The financial terms related to these transactions were not material. Overall, the company recorded a pre-tax gain of $42 million related to these transactions in 2016.

2015—In the first quarter of 2015, the company completed two software product-related divestitures and in the second quarter, the company completed one software product-related divestiture and the divestiture of one GBS offering. In the fourth quarter of 2015, the company completed three software product-related divestitures. The financial terms related to these transactions were not material. Overall, the company recorded a pre-tax gain of $81 million related to these transactions in 2015.

Notes to Consolidated Financial Statements
International Business Machines Corporation and Subsidiary Companies

NOTE D. FINANCIAL INSTRUMENTS

Fair Value Measurements

Financial Assets and Liabilities Measured at Fair Value on a Recurring Basis

The following tables present the company’s financial assets and financial liabilities that are measured at fair value on a recurring basis at December 31, 2017 and 2016.

($ in millions)

At December 31, 2017:	Level 1	Level 2	Level 3	Total
Assets
Cash equivalents (1)
Time deposits and certificates of deposit	$—	$8,066	$—	$8,066
Commercial paper	—	96	—	96
Money market funds	26	—	—	26
Canadian government securities	—	398	—	398
Total	26	8,560	—	8,586	(6)
Debt securities—current (2)	—	608	—	608	(6)
Debt securities—noncurrent (3)	4	7	—	11
Available-for-sale equity investments (3)	4	—	—	4
Derivative assets (4)
Interest rate contracts	—	461	—	461
Foreign exchange contracts	—	469	—	469
Equity contracts	—	12	—	12
Total	—	942	—	942	(7)
Total assets	$33	$10,117	$—	$10,151	(7)
Liabilities
Derivative liabilities (5)
Foreign exchange contracts	$—	$378	$—	$378
Equity contracts	—	3	—	3
Interest rate contracts	—	34	—	34
Total liabilities	$—	$415	$—	$415	(7)

(1)             Included within cash and cash equivalents in the Consolidated Statement of Financial Position.

(2)             U.S. government securities reported as marketable securities in the Consolidated Statement of Financial Position.

(3)             Included within investments and sundry assets in the Consolidated Statement of Financial Position.

(4)             The gross balances of derivative assets contained within prepaid expenses and other current assets, and investments and sundry assets in the Consolidated Statement of Financial Position at December 31, 2017 were $185 million and $757 million, respectively.

(5)             The gross balances of derivative liabilities contained within other accrued expenses and liabilities, and other liabilities in the Consolidated Statement of Financial Position at December 31, 2017 were $377 million and $38 million, respectively.

(6)             Available-for-sale securities with carrying values that approximate fair value.

(7)             If derivative exposures covered by a qualifying master netting agreement had been netted in the Consolidated Statement of Financial Position, the total derivative asset and liability positions each would have been reduced by $255 million.

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

(2)             U.S. government securities reported as marketable securities in the Consolidated Statement of Financial Position.

(3)             Included within investments and sundry assets in the Consolidated Statement of Financial Position.

(4)             The gross balances of derivative assets contained within prepaid expenses and other current assets, and investments and sundry assets in the Consolidated Statement of Financial Position at December 31, 2016 were $532 million and $594 million, respectively.

(5)             The gross balances of derivative liabilities contained within other accrued expenses and liabilities, and other liabilities in the Consolidated Statement of Financial Position at December 31, 2016 were $145 million and $61 million, respectively.

(6)             Available-for-sale securities with carrying values that approximate fair value.

(7)             If derivative exposures covered by a qualifying master netting agreement had been netted in the Consolidated Statement of Financial Position, the total derivative asset and liability positions each would have been reduced by $116 million.

There were no transfers between Levels 1 and 2 for the years ended December 31, 2017 and 2016.

Financial Assets and Liabilities Not Measured at Fair Value

Short-Term Receivables and Payables

Notes and other accounts receivable and other investments are financial assets with carrying values that approximate fair value. Accounts payable, other accrued expenses and short-term debt (excluding the current portion of long-term debt) are financial liabilities with carrying values that approximate fair value. If measured at fair value in the financial statements, these financial instruments would be classified as Level 3 in the fair value hierarchy, except for short-term debt, which would be classified as Level 2.

Loans and Long-Term Receivables

Fair values are based on discounted future cash flows using current interest rates offered for similar loans to clients with similar credit ratings for the same remaining maturities. At December 31, 2017 and 2016, the difference between the carrying amount and estimated fair value for loans and long-term receivables was immaterial. If measured at fair value in the financial statements, these financial instruments would be classified as Level 3 in the fair value hierarchy.

Long-Term Debt

Fair value of publicly traded long-term debt is based on quoted market prices for the identical liability when traded as an asset in an active market. For other long-term debt for which a quoted market price is not available, an expected present value technique that uses rates currently available to the company for debt with similar terms and remaining maturities is used to estimate fair value. The carrying amount of long-term debt is $39,837 million and $34,655 million and the estimated fair value is $42,264 million and $36,838 million at December 31, 2017 and 2016, respectively. If measured at fair value in the financial statements, long-term debt (including the current portion) would be classified as Level 2 in the fair value hierarchy.

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

($ in millions)

		Gross	Gross
	Adjusted	Unrealized	Unrealized	Fair
At December 31, 2017:	Cost	Gains	Losses	Value
Debt securities—noncurrent (1)	$8	$3	$—	$11
Available-for-sale equity investments (1)	1	3	0	4

(1)             Included within investments and sundry assets in the Consolidated Statement of Financial Position.

($ in millions)

		Gross	Gross
	Adjusted	Unrealized	Unrealized	Fair
At December 31, 2016:	Cost	Gains	Losses	Value
Debt securities—noncurrent (1)	$5	$3	$—	$8
Available-for-sale equity investments (1)	3	5	0	7

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

Sales of debt and available-for-sale equity investments during the period were as follows:

($ in millions)

For the year ended December 31:	2017	2016	2015
Proceeds	$7	$151	$8
Gross realized gains (before taxes)	3	3	1
Gross realized losses (before taxes)	2	37	1

The after-tax net unrealized gains/(losses) on available-for-sale debt and equity securities that have been included in other comprehensive income/(loss) and the after-tax net (gains)/losses reclassified from accumulated other comprehensive income/(loss) to net income were as follows:

($ in millions)

For the year ended December 31:	2017	2016
Net unrealized gains/(losses) arising during the period	$0	$(23)
Net unrealized (gains)/losses reclassified to net income*	1	21

*                 There were no writedowns in 2017 and 2016, respectively.

The contractual maturities of substantially all available-for-sale debt securities are less than one year at December 31, 2017.

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

The company is also a party to collateral security arrangements with most of its major derivative counterparties. These arrangements require the company to hold or post collateral (cash or U.S. Treasury securities) when the derivative fair values exceed contractually established thresholds. Posting thresholds can be fixed or can vary based on credit default swap pricing or credit ratings received from the major credit agencies. The aggregate fair value of all derivative instruments under these collateralized arrangements that were in a liability position at December 31, 2017 and 2016 was $126 million and $11 million, respectively, for which no collateral was posted at either date. Full collateralization of these agreements would be required in the event that the company’s credit rating falls below investment grade or if its credit default swap spread exceeds 250 basis points, as applicable, pursuant to the terms of the collateral security arrangements. The aggregate fair value of derivative instruments in asset positions as of December 31, 2017 and 2016 was $942 million and $1,126 million, respectively. This amount represents the maximum exposure to loss at the reporting date if the counterparties failed to perform as contracted. This exposure was reduced by $255 million and $116 million at December 31, 2017 and 2016, respectively, of liabilities included in master netting arrangements with those counterparties. Additionally, at December 31, 2017 and 2016, this exposure was reduced by $114 million and $141 million of cash collateral, respectively, and $35 million of non-cash collateral in U.S. Treasury securities at December 31, 2016. There were no non-cash collateral balances in U.S. Treasury securities at December 31, 2017. At December 31, 2017 and 2016, the net exposure related to derivative assets recorded in the Consolidated Statement of Financial Position was $572 million and $834 million, respectively. At December 31, 2017 and 2016, the net position related to derivative liabilities recorded in the Consolidated Statement of Financial Position was $160 million and $90 million, respectively.

In the Consolidated Statement of Financial Position, the company does not offset derivative assets against liabilities in master netting arrangements nor does it offset receivables or payables recognized upon payment or receipt of cash collateral against the fair values of the related derivative instruments. No amount was recognized in other receivables at December 31, 2017 and 2016 for the right to reclaim cash collateral. The amount recognized in accounts payable for the obligation to return cash collateral was $114 million and $141 million at December 31, 2017 and 2016, respectively. The company restricts the use of cash collateral received to rehypothecation, and therefore reports it in prepaid expenses and other current assets in the Consolidated Statement of Financial Position. No amount was rehypothecated at December 31, 2017 and 2016.

The company may employ derivative instruments to hedge the volatility in stockholders’ equity resulting from changes in currency exchange rates of significant foreign subsidiaries of the company with respect to the U.S. dollar. These instruments, designated as net investment hedges, expose the company to liquidity risk as the derivatives have an immediate cash flow impact upon maturity which is not offset by a cash flow from the translation of the underlying hedged equity. The company monitors this cash loss potential on an ongoing basis and may discontinue some of these hedging relationships by de-designating or terminating the derivative instrument in order to manage the liquidity risk. Although not designated as accounting hedges, the company may utilize derivatives to offset the changes in the fair value of the de-designated instruments from the date of de-designation until maturity.

In its hedging programs, the company uses forward contracts, futures contracts, interest-rate swaps, cross-currency swaps, and options depending upon the underlying exposure. The company is not a party to leveraged derivative instruments.

A brief description of the major hedging programs, categorized by underlying risk, follows.

Interest Rate Risk

Fixed and Variable Rate Borrowings

The company issues debt in the global capital markets to fund its operations and financing business. Access to cost-effective financing can result in interest rate mismatches with the underlying assets. To manage these mismatches and to reduce overall interest cost, the company uses interest-rate swaps to convert specific fixed-rate debt issuances into variable-rate debt (i.e., fair value hedges) and to convert specific variable-rate debt issuances into fixed-rate debt (i.e., cash flow hedges). At December 31, 2017 and 2016, the total notional amount of the company’s interest rate swaps was $9.1 billion and $7.3 billion, respectively. The weighted-average remaining maturity of these instruments at December 31, 2017 and 2016 was approximately 4.8 years and 6.2 years, respectively.

Notes to Consolidated Financial Statements

International Business Machines Corporation and Subsidiary Companies

Forecasted Debt Issuance

The company is exposed to interest rate volatility on future debt issuances. To manage this risk, the company may use forward starting interest-rate swaps to lock in the rate on the interest payments related to the forecasted debt issuance. These swaps are accounted for as cash flow hedges. The company did not have any derivative instruments relating to this program outstanding at December 31, 2017 and 2016.

At December 31, 2016, net gains of less than $1 million (before taxes) were recorded in accumulated other comprehensive income/(loss) in connection with cash flow hedges of the company’s borrowings. During 2017, all gains and losses associated with this program that were recorded in other comprehensive income/(loss) were reclassified to net income and there are no gains and losses remaining in accumulated other comprehensive income/(loss) at December 31, 2017.

Foreign Exchange Risk

Long-Term Investments in Foreign Subsidiaries

(Net Investment)

A large portion of the company’s foreign currency denominated debt portfolio is designated as a hedge of net investment in foreign subsidiaries to reduce the volatility in stockholders’ equity caused by changes in foreign currency exchange rates in the functional currency of major foreign subsidiaries with respect to the U.S. dollar. The company also uses cross-currency swaps and foreign exchange forward contracts for this risk management purpose. At December 31, 2017 and 2016, the total notional amount of derivative instruments designated as net investment hedges was $7.0 billion and $6.7 billion, respectively. At December 31, 2017 and 2016, the weighted-average remaining maturity of these instruments was approximately 0.2 years at both periods.

Anticipated Royalties and Cost Transactions

The company’s operations generate significant nonfunctional currency, third-party vendor payments and intercompany payments for royalties and goods and services among the company’s non-U.S. subsidiaries and with the company. In anticipation of these foreign currency cash flows and in view of the volatility of the currency markets, the company selectively employs foreign exchange forward contracts to manage its currency risk. These forward contracts are accounted for as cash flow hedges. The maximum length of time over which the company has hedged its exposure to the variability in future cash flows is four years. At December 31, 2017 and 2016, the total notional amount of forward contracts designated as cash flow hedges of forecasted royalty and cost transactions was $7.8 billion and $8.3 billion, respectively. The weighted-average remaining maturity of these instruments at December 31, 2017 and 2016 was 0.7 years at both periods.

At December 31, 2017 and 2016 in connection with cash flow hedges of anticipated royalties and cost transactions, the company recorded net gains of $27 million and net gains of $462 million (before taxes), respectively, in accumulated other comprehensive income/(loss). Within these amounts, $81 million of losses and $397 million of gains, respectively, are expected to be reclassified to net income within the next 12 months, providing an offsetting economic impact against the underlying anticipated transactions.

Foreign Currency Denominated Borrowings

The company is exposed to exchange rate volatility on foreign currency denominated debt. To manage this risk, the company employs cross-currency swaps to convert fixed-rate foreign currency denominated debt to fixed-rate debt denominated in the functional currency of the borrowing entity. These swaps are accounted for as cash flow hedges. The maximum length of time over which the company has hedged its exposure to the variability in future cash flows is approximately ten years. At December 31, 2017 and 2016, the total notional amount of cross-currency swaps designated as cash flow hedges of foreign currency denominated debt was $6.5 billion and $1.4 billion, respectively.

At December 31, 2017 and 2016, in connection with cash flow hedges of foreign currency denominated borrowings, the company recorded net gains of $42 million and net gains of $29 million (before taxes), respectively, in accumulated other comprehensive income/(loss). Within these amounts, $157 million of gains and $27 million of gains, respectively, are expected to be reclassified to net income within the next 12 months, providing an offsetting economic impact against the underlying exposure.

Subsidiary Cash and Foreign Currency

Asset/Liability Management

The company uses its Global Treasury Centers to manage the cash of its subsidiaries. These centers principally use currency swaps to convert cash flows in a cost-effective manner. In addition, the company uses foreign exchange forward contracts to economically hedge, on a net basis, the foreign currency exposure of a portion of the company’s nonfunctional currency assets and liabilities. The terms of these forward and swap contracts are generally less than one year. The changes in the fair values of these contracts and of the underlying hedged exposures are generally offsetting and are recorded in other (income) and expense in the Consolidated Statement of Earnings. At December 31, 2017 and 2016, the total notional amount of derivative instruments in economic hedges of foreign currency exposure was $11.5 billion and $12.7 billion, respectively.

Equity Risk Management

The company is exposed to market price changes in certain broad market indices and in the company’s own stock primarily related to certain obligations to employees. Changes in the overall value of these employee compensation obligations are recorded in selling, general and administrative (SG&A) expense in the Consolidated Statement of Earnings. Although not designated as accounting hedges, the company utilizes derivatives, including equity swaps and futures, to economically hedge the exposures related to its employee compensation obligations. The derivatives are linked to the total return on certain broad market indices or the total return on the company’s common stock, and are recorded at fair value with gains or losses also reported in SG&A expense in the Consolidated Statement of Earnings. At December 31, 2017 and 2016, the total notional amount of derivative instruments in economic hedges of these compensation obligations was $1.3 billion and $1.2 billion, respectively.

Notes to Consolidated Financial Statements

International Business Machines Corporation and Subsidiary Companies

Other Risks

The company may hold warrants to purchase shares of common stock in connection with various investments that are deemed derivatives because they contain net share or net cash settlement provisions. The company records the changes in the fair value of these warrants in other (income) and expense in the Consolidated Statement of Earnings. The company did not have any warrants qualifying as derivatives outstanding at December 31, 2017 and 2016.

The company is exposed to a potential loss if a client fails to pay amounts due under contractual terms. The company may utilize credit default swaps to economically hedge its credit exposures. The swaps are recorded at fair value with gains and losses reported in other (income) and expense in the Consolidated Statement of Earnings. The company did not have any derivative instruments relating to this program outstanding at December 31, 2017 and 2016.

The company is exposed to market volatility on certain investment securities. The company may utilize options or forwards to economically hedge its market exposure. The derivatives are recorded at fair value with gains and losses reported in other (income) and expense in the Consolidated Statement of Earnings. At December 31, 2017 and 2016, the company did not have any derivative instruments relating to this program outstanding.

The following tables provide a quantitative summary of the derivative and non-derivative instrument-related risk management activity as of December 31, 2017 and 2016, as well as for the years ended December 31, 2017, 2016 and 2015, respectively.

Fair Values of Derivative Instruments in the Consolidated Statement of Financial Position

($ in millions)

	Fair Value of Derivative Assets			Fair Value of Derivative Liabilities
	Balance Sheet			Balance Sheet
At December 31:	Classification	2017	2016	Classification	2017	2016
Designated as hedging instruments
Interest rate contracts	Prepaid expenses and other current assets	$2	$—	Other accrued expenses and liabilities	$—	$—
	Investments and sundry assets	459	555	Other liabilities	34	8
Foreign exchange contracts	Prepaid expenses and other current assets	111	421	Other accrued expenses and liabilities	318	46
	Investments and sundry assets	298	17	Other liabilities	3	35
	Fair value of derivative assets	$870	$993	Fair value of derivative liabilities	$355	$89
Not designated as hedging instruments
Foreign exchange contracts	Prepaid expenses and other current assets	$61	$100	Other accrued expenses and liabilities	$57	$89
	Investments and sundry assets	—	22	Other liabilities	—	18
Equity contracts	Prepaid expenses and other current assets	12	11	Other accrued expenses and liabilities	3	10
	Fair value of derivative assets	$72	$133	Fair value of derivative liabilities	$60	$117
Total derivatives		$942	$1,126		$415	$206
Total debt designated as hedging instruments(1)
Short-term debt		N/A	N/A		$—	$1,125
Long-term debt		N/A	N/A		$6,471	$7,844
		N/A	N/A		$6,471	$8,969
Total		$942	$1,126		$6,886	$9,175

N/A—Not applicable

(1)  Debt designated as hedging instruments are reported at carrying value.

Notes to Consolidated Financial Statements

International Business Machines Corporation and Subsidiary Companies

The Effect of Derivative Instruments in the Consolidated Statement of Earnings

($ in millions)

	Gain/(Loss) Recognized in Earnings
	Consolidated				Attributable to Risk
	Statement of	Recognized on Derivatives			Being Hedged(2)
For the year ended December 31:	Earnings Line Item	2017	2016	2015	2017	2016	2015
Derivative instruments in fair value hedges(1)(5)
Interest rate contracts	Cost of financing	$1	$28	$108	$74	$58	$(1)
	Interest expense	1	31	94	69	63	(1)
Derivative instruments not designated as hedging instruments
Foreign exchange contracts	Other (income) and expense	16	(189)	127	N/A	N/A	N/A
Interest rate contracts	Other (income) and expense	—	0	(1)	N/A	N/A	N/A
Equity contracts	SG&A expense	135	112	(27)	N/A	N/A	N/A
	Other (income) and expense	—	(1)	(9)	N/A	N/A	N/A
Total		$153	$(18)	$291	$144	$121	$(1)

($ in millions)

	Gain/(Loss) Recognized in Earnings and Other Comprehensive Income
								Ineffectiveness and
	Effective Portion			Consolidated	Effective Portion			Amounts Excluded from
For the year ended	Recognized in OCI			Statement of	Reclassified from AOCI			Effectiveness Testing(3)
December 31:	2017	2016	2015	Earnings Line Item	2017	2016	2015	2017	2016	2015
Derivative instruments in cash flow hedges
Interest rate contracts	$—	$—	$—	Interest expense	$(45)	$(24)	$0	$—	$—	$—
Foreign exchange contracts	(58)	243	618	Other (income) and expense	324	(68)	731	1	(3)	5
				Cost of sales*	3	(5)	192	—	—	—
				Cost of services*	70	(8)	0	—	—	—
				SG&A expense	11	4	149	—	—	—
Instruments in net investment hedges (4)
Foreign exchange contracts	(1,607)	311	889	Cost of financing	—	—	—	11	—	—
				Interest expense	—	—	—	33	77	13
Total	$(1,665)	$555	$1,507		$363	$(102)	$1,072	$45	$74	$18

*       Reclassified to conform to 2017 presentation.

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

(5)   For the years ended December 31, 2017, 2016 and 2015, fair value hedges resulted in losses of $2 million, $4 million and $2 million in ineffectiveness, respectively.

N/A—Not applicable

Notes to Consolidated Financial Statements

International Business Machines Corporation and Subsidiary Companies

For the 12 months ending December 31, 2017, 2016 and 2015, there were no significant gains or losses excluded from the assessment of hedge effectiveness (for fair value hedges), or associated with an underlying exposure that did not or was not expected to occur (for cash flow hedges); nor are there any anticipated in the normal course of business.

NOTE E. INVENTORIES

($ in millions)

At December 31:	2017	2016
Finished goods	$333	$358
Work in process and raw materials	1,250	1,195
Total	$1,583	$1,553

NOTE F. FINANCING RECEIVABLES

The following table presents financing receivables, net of allowances for credit losses, including residual values.

($ in millions)

At December 31:	2017	2016
Current
Net investment in sales-type and direct financing leases	$2,900	$2,909
Commercial financing receivables	11,596	9,706
Client loan and installment payment receivables (loans)	7,226	6,390
Total	$21,721	$19,006
Noncurrent
Net investment in sales-type and direct financing leases	$4,320	$3,950
Client loan and installment payment receivables (loans)	5,230	5,071
Total	$9,550	$9,021

Net investment in sales-type and direct financing leases relates principally to the company’s systems products and are for terms ranging generally from two to six years. Net investment in sales-type and direct financing leases includes unguaranteed residual values of $630 million and $585 million at December 31, 2017 and 2016, respectively, and is reflected net of unearned income of $535 million and $513 million, and net of the allowance for credit losses of $103 million and $133 million at those dates, respectively. Scheduled maturities of minimum lease payments outstanding at December 31, 2017, expressed as a percentage of the total, are approximately: 2018, 43 percent; 2019, 27 percent; 2020, 18 percent; 2021, 9 percent; and 2022 and beyond, 3 percent.

Commercial financing receivables, net of allowance for credit losses of $21 million and $28 million at December 31, 2017 and 2016, respectively, relate primarily to inventory and accounts receivable financing for dealers and remarketers of IBM and OEM products. Payment terms for inventory and accounts receivable financing generally range from 30 to 90 days.

Client loan and installment payment receivables (loans), net of allowance for credit losses of $211 million and $276 million at December 31, 2017 and 2016, respectively, are loans that are provided primarily to clients to finance the purchase of hardware, software and services. Payment terms on these financing arrangements are generally for terms up to seven years.

The allowance for credit losses at December 31, 2016 reflected a write-off in the fourth quarter of $188 million of previously reserved customer accounts as a result of recent experience and history across the portfolio, particularly in China. Of this total, $30 million was in Americas, $33 million was in EMEA and $125 million was in Asia Pacific and $73 million and $115 million was in lease receivables and loan receivables, respectively.

Client loan and installment payment financing contracts are priced independently at competitive market rates. The company has a history of enforcing these financing agreements.

The company utilizes certain of its financing receivables as collateral for nonrecourse borrowings. Financing receivables pledged as collateral for borrowings were $773 million and $689 million at December 31, 2017 and 2016, respectively. These borrowings are included in note J, “Borrowings,” on pages 112 to 115.

The company did not have any financing receivables held for sale as of December 31, 2017 and 2016.

Financing Receivables by Portfolio Segment

The following tables present financing receivables on a gross basis, excluding the allowance for credit losses and residual value, by portfolio segment and by class, excluding commercial financing receivables and other miscellaneous financing receivables at December 31, 2017 and 2016. The company determines its allowance for credit losses based on two portfolio segments: lease receivables and loan receivables, and further segments the portfolio into three classes: Americas, EMEA and Asia Pacific. This portfolio segmentation was changed from growth markets and major markets in 2017 as the company no longer manages the business under those market delineations. There was no impact to segment reporting or the company’s Consolidated Financial Statements.

Notes to Consolidated Financial Statements

International Business Machines Corporation and Subsidiary Companies

($ in millions)

At December 31, 2017:	Americas	EMEA	Asia Pacific	Total
Financing receivables
Lease receivables	$3,911	$1,349	$1,333	$6,593
Loan receivables	6,715	3,597	2,354	12,667
Ending balance	$10,626	$4,946	$3,687	$19,259
Collectively evaluated for impairment	$10,497	$4,889	$3,604	$18,990
Individually evaluated for impairment	$129	$57	$83	$269
Allowance for credit losses
Beginning balance at January 1, 2017
Lease receivables	$54	$4	$76	$133
Loan receivables	169	18	89	276
Total	$223	$22	$165	$410
Write-offs	(51)	(1)	(85)	(137)
Recoveries	1	1	0	2
Provision	(8)	29	(4)	16
Other	7	11	6	24
Ending balance at December 31, 2017	$172	$61	$82	$314
Lease receivables	$63	$9	$31	$103
Loan receivables	$108	$52	$51	$211
Collectively evaluated for impairment	$43	$15	$6	$64
Individually evaluated for impairment	$128	$46	$76	$250

($ in millions)

At December 31, 2016:	Americas	EMEA	Asia Pacific	Total
Financing receivables
Lease receivables	$3,830	$1,171	$1,335	$6,336
Loan receivables	6,185	3,309	2,243	11,737
Ending balance	$10,015	$4,480	$3,578	$18,073
Collectively evaluated for impairment	$9,847	$4,460	$3,419	$17,726
Individually evaluated for impairment	$168	$20	$159	$347
Allowance for credit losses
Beginning balance at January 1, 2016
Lease receivables	$52	$17	$143	$213
Loan receivables	122	55	200	377
Total	$175	$72	$343	$590
Write-offs	(36)	(48)	(154)	(237)
Recoveries	2	0	0	2
Provision	65	(1)	(6)	58
Other	17	(1)	(18)	(3)
Ending balance at December 31, 2016	$223	$22	$165	$410
Lease receivables	$54	$4	$76	$133
Loan receivables	$169	$18	$89	$276
Collectively evaluated for impairment	$62	$13	$15	$90
Individually evaluated for impairment	$161	$9	$150	$320

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

Notes to Consolidated Financial Statements

International Business Machines Corporation and Subsidiary Companies

Financing Receivables on Non-Accrual Status

The following table presents the recorded investment in financing receivables which were on non-accrual status at December 31, 2017 and 2016.

($ in millions)

At December 31:	2017	2016
Americas	$22	$23
EMEA	14	2
Asia Pacific	3	14
Total lease receivables	$38	$40
Americas	$71	$128
EMEA	59	5
Asia Pacific	9	12
Total loan receivables	$138	$145
Total receivables	$177	$185

Impaired Receivables

The company considers any receivable with an individually evaluated reserve as an impaired receivable. Depending on the level of impairment, receivables will also be placed on a non-accrual status. The following tables present impaired receivables at December 31, 2017 and 2016. This presentation includes both loan and lease receivables.

($ in millions)

	Recorded	Related
At December 31, 2017:	Investment	Allowance
Americas	$129	$128
EMEA	57	46
Asia Pacific	83	76
Total	$269	$250

($ in millions)

	Recorded	Related
At December 31, 2016:	Investment	Allowance
Americas	$168	$161
EMEA	20	9
Asia Pacific	159	150
Total	$347	$320

($ in millions)

			Interest
			Income
	Average	Interest	Recognized
For the year ended	Recorded	Income	on Cash
December 31, 2017:	Investment	Recognized	Basis
Americas	$158	$0	$—
EMEA	33	0	—
Asia Pacific	122	0	—
Total	$312	$0	$—

($ in millions)

			Interest
			Income
	Average	Interest	Recognized
For the year ended	Recorded	Income	on Cash
December 31, 2016:	Investment	Recognized	Basis
Americas	$160	$0	$—
EMEA	56	0	—
Asia Pacific	290	0	—
Total	$505	$0	$—

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

The tables present the net recorded investment for each class of receivables, by credit quality indicator, at December 31, 2017 and 2016. Receivables with a credit quality indicator ranging from Aaa to Baa3 are considered investment grade. All others are considered non-investment grade. The credit quality indicators do not reflect mitigation actions that the company may take to transfer credit risk to third parties.

Lease Receivables

($ in millions)

At December 31, 2017:	Americas	EMEA	Asia Pacific
Credit rating
Aaa–Aa3	$422	$49	$68
A1–A3	855	190	544
Baa1–Baa3	980	371	337
Ba1–Ba2	730	448	184
Ba3–B1	443	192	89
B2–B3	367	77	64
Caa–D	51	13	18
Total	$3,847	$1,340	$1,302

Loan Receivables

($ in millions)

At December 31, 2017:	Americas	EMEA	Asia Pacific
Credit rating
Aaa–Aa3	$724	$129	$120
A1–A3	1,469	502	961
Baa1–Baa3	1,683	982	596
Ba1–Ba2	1,253	1,186	325
Ba3–B1	760	508	157
B2–B3	630	204	113
Caa–D	88	34	31
Total	$6,607	$3,545	$2,303

Notes to Consolidated Financial Statements

International Business Machines Corporation and Subsidiary Companies

At December 31, 2017, the industries which made up Global Financing’s receivables portfolio consisted of: Financial (33 percent), Government (15 percent), Manufacturing (13 percent), Services (13 percent), Retail (8 percent), Communications (7 percent), Healthcare (6 percent) and Other (6 percent).

Lease Receivables

($ in millions)

At December 31, 2016:	Americas	EMEA	Asia Pacific
Credit rating
Aaa–Aa3	$447	$51	$53
A1–A3	782	113	486
Baa1–Baa3	772	366	330
Ba1–Ba2	822	350	185
Ba3–B1	574	208	106
B2–B3	297	71	84
Caa–D	83	9	15
Total	$3,776	$1,167	$1,259

Loan Receivables

($ in millions)

At December 31, 2016:	Americas	EMEA	Asia Pacific
Credit rating
Aaa–Aa3	$712	$143	$90
A1–A3	1,246	318	832
Baa1–Baa3	1,230	1,032	565
Ba1–Ba2	1,309	987	316
Ba3–B1	914	585	182
B2–B3	472	201	143
Caa–D	133	25	25
Total	$6,016	$3,291	$2,154

At December 31, 2016, the industries which made up Global Financing’s receivables portfolio consisted of: Financial (34 percent), Government (14 percent), Manufacturing (13 percent), Services (12 percent), Retail (8 percent), Communications (7 percent), Healthcare (6 percent) and Other (6 percent).

Past Due Financing Receivables

($ in millions)

		Fully	<90 Days		Recorded
	Total	Reserved	or Unbilled	Total	Investment
	Past Due	Financing	Financing	Financing	>90 Days and
At December 31, 2017:	>90 Days (1)	Receivables	Receivables	Receivables	Accruing(2)
Americas	$30	$29	$3,852	$3,911	$197
EMEA	3	5	1,340	1,349	5
Asia Pacific	5	28	1,301	1,333	23
Total lease receivables	$37	$62	$6,493	$6,593	$225
Americas	$39	$96	$6,581	$6,715	$254
EMEA	12	35	3,551	3,597	17
Asia Pacific	3	46	2,305	2,354	12
Total loan receivables	$53	$176	$12,437	$12,667	$283
Total	$91	$239	$18,930	$19,259	$508

(1)   Only the portion of a financing receivable which is greater than 90 days past due, excluding amounts that are fully reserved.

(2)   At a contract level, which includes total billed and unbilled amounts for aged financing receivables greater than 90 days.

($ in millions)

		Fully	<90 Days		Recorded
	Total	Reserved	or Unbilled	Total	Investment
	Past Due	Financing	Financing	Financing	>90 Days and
At December 31, 2016:	>90 Days(1)	Receivables	Receivables	Receivables	Accruing(2)
Americas	$17	$20	$3,793	$3,830	$66
EMEA	2	10	1,159	1,171	6
Asia Pacific	12	59	1,264	1,335	40
Total lease receivables	$31	$89	$6,216	$6,336	$111
Americas	$19	$90	$6,075	$6,185	$80
EMEA	5	5	3,299	3,309	15
Asia Pacific	6	87	2,150	2,243	46
Total loan receivables	$31	$182	$11,524	$11,737	$141
Total	$62	$271	$17,740	$18,073	$253

(1)   Only the portion of a financing receivable which is greater than 90 days past due, excluding amounts that are fully reserved.

(2)   At a contract level, which includes total billed and unbilled amounts for aged financing receivables greater than 90 days.

Notes to Consolidated Financial Statements

International Business Machines Corporation and Subsidiary Companies

Troubled Debt Restructurings

The company did not have any significant troubled debt restructurings for the years ended December 31, 2017 and 2016.

NOTE G. PROPERTY, PLANT AND EQUIPMENT

($ in millions)

At December 31:	2017	2016*
Land and land improvements	$480	$506
Buildings and building and leasehold improvements	10,073	9,763
Information technology equipment	16,874	15,012
Production, engineering, office and other equipment	4,060	3,869
Plant and other property—gross	31,487	29,150
Less: Accumulated depreciation	20,832	18,842
Plant and other property—net	10,655	10,308
Rental machines	844	984
Less: Accumulated depreciation	383	461
Rental machines—net	462	523
Total—net	$11,116	$10,830

*  Reclassified to conform to 2017 presentation.

NOTE H. INVESTMENTS AND SUNDRY ASSETS

($ in millions)

At December 31:	2017	2016
Deferred transition and setup costs and other deferred arrangements*	$1,537	$1,497
Derivatives—noncurrent	757	594
Alliance investments
Equity method	90	85
Non-equity method	32	19
Prepaid software	300	230
Long-term deposits	271	267
Other receivables	455	416
Employee benefit-related	316	272
Prepaid income taxes	590	477
Other assets	572	729
Total	$4,919	$4,585

*       Deferred transition and setup costs and other deferred arrangements are related to services client arrangements. Refer to note A, “Significant Accounting Policies,” on page 87 for additional information.

NOTE I. INTANGIBLE ASSETS INCLUDING GOODWILL

Intangible Assets

The following table details the company’s intangible asset balances by major asset class.

($ in millions)

	Gross		Net
	Carrying	Accumulated	Carrying
At December 31, 2017:	Amount	Amortization	Amount
Intangible asset class
Capitalized software	$1,600	$(790)	$810
Client relationships	2,358	(1,080)	1,278
Completed technology	2,586	(1,376)	1,210
Patents/trademarks	668	(256)	413
Other*	47	(16)	31
Total	$7,260	$(3,518)	$3,742

*       Other intangibles are primarily acquired proprietary and nonproprietary business processes, methodologies and systems.

($ in millions)

	Gross		Net
	Carrying	Accumulated	Carrying
At December 31, 2016:	Amount	Amortization	Amount
Intangible asset class
Capitalized software	$1,537	$(661)	$876
Client relationships	2,831	(1,228)	1,602
Completed technology	3,322	(1,668)	1,654
Patents/trademarks	730	(205)	525
Other*	46	(15)	31
Total	$8,466	$(3,778)	$4,688

*       Other intangibles are primarily acquired proprietary and nonproprietary business processes, methodologies and systems.

The net carrying amount of intangible assets decreased $946 million during the year ended December 31, 2017, primarily due to intangible asset amortization, partially offset by additions resulting from capitalized software. There was no impairment of intangible assets recorded in 2017 and 2016. The aggregate intangible amortization expense was $1,520 million and $1,544 million for the years ended December 31, 2017 and 2016, respectively. In addition, in 2017 and 2016, respectively, the company retired $1,753 million and $817 million of fully amortized intangible assets, impacting both the gross carrying amount and accumulated amortization by this amount.

The amortization expense for each of the five succeeding years relating to intangible assets currently recorded in the Consolidated Statement of Financial Position is estimated to be the following at December 31, 2017:

($ in millions)

	Capitalized	Acquired
	Software	Intangibles	Total
2018	$482	$812	$1,294
2019	248	671	920
2020	79	560	639
2021	—	446	446
2022	—	377	377

Notes to Consolidated Financial Statements

International Business Machines Corporation and Subsidiary Companies

Goodwill

The changes in the goodwill balances by reportable segment, for the years ended December 31, 2017 and 2016, are as follows:

($ in millions)

					Foreign
					Currency
	Balance				Translation	Balance
	January 1,	Goodwill	Purchase Price		and Other	December
Segment	2017	Additions	Adjustments	Divestitures	Adjustments*	31, 2017
Cognitive Solutions	$19,484	$3	$(38)	$(20)	$235	$19,665
Global Business Services	4,607	—	2	—	204	4,813
Technology Services & Cloud Platforms	10,258	13	(2)	—	179	10,447
Systems	1,850	—	0	—	13	1,862
Total	$36,199	$16	$(38)	$(20)	$631	$36,788

*  Primarily driven by foreign currency translation.

($ in millions)

					Foreign
					Currency
	Balance				Translation	Balance
	January 1,	Goodwill	Purchase Price		and Other	December
Segment	2016	Additions	Adjustments	Divestitures	Adjustments*	31, 2016
Cognitive Solutions	$15,621	$3,821	$5	$(12)	$48	$19,484
Global Business Services	4,396	303	4	(1)	(95)	4,607
Technology Services & Cloud Platforms	10,156	119	(12)	(5)	(1)	10,258
Systems	1,848	—	(4)	—	5	1,850
Total	$32,021	$4,244	$(7)	$(18)	$(42)	$36,199

*       Primarily driven by foreign currency translation.

There were no goodwill impairment losses recorded during 2017 or 2016 and the company has no accumulated impairment losses.

Purchase price adjustments recorded in 2017 and 2016 were related to acquisitions that were completed on or prior to September 30, 2017 or September 30, 2016, respectively, and were still subject to the measurement period that ends at the earlier of 12 months from the acquisition date or when information becomes available. Net purchase price adjustments of $38 million were recorded during 2017, with the primary drivers being deferred tax assets, other taxes payable and other current liabilities associated with the Truven Health Analytics, Inc. and The Weather Company acquisitions. Net purchase price adjustments of $7 million were recorded during 2016, with the primary drivers being deferred tax assets, accounts receivable, deferred income, inventory and other current liabilities.

NOTE J. BORROWINGS

Short-Term Debt

($ in millions)

At December 31:	2017	2016
Commercial paper	$1,496	$899
Short-term loans	276	375
Long-term debt—current maturities	5,214	6,239
Total	$6,987	$7,513

The weighted-average interest rate for commercial paper at December 31, 2017 and 2016 was 1.5 percent and 0.7 percent, respectively. The weighted-average interest rates for short-term loans were 8.8 percent and 9.5 percent at December 31, 2017 and 2016, respectively.

Notes to Consolidated Financial Statements

International Business Machines Corporation and Subsidiary Companies

Long-Term Debt

Pre-Swap Borrowing

($ in millions)

At December 31:	Maturities	2017	2016
U.S. dollar debt (average interest rate at December 31, 2017):*
4.0%	2017	$—	$5,104
3.5%	2018	4,640	4,724
2.7%	2019	5,540	4,132
1.9%	2020	3,416	2,054
2.2%	2021	4,129	2,887
2.4%	2022	3,481	1,901
3.3%	2023	1,547	1,500
3.6%	2024	2,000	2,000
7.0%	2025	600	600
3.5%	2026	1,350	1,350
4.7%	2027	969	469
6.5%	2028	313	313
5.9%	2032	600	600
8.0%	2038	83	83
5.6%	2039	745	745
4.0%	2042	1,107	1,107
7.0%	2045	27	27
4.7%	2046	650	650
7.1%	2096	316	316
		31,515	30,563
Other currencies (average interest rate at December 31, 2017, in parentheses):*
Euros (1.5%)	2019—2029	10,502	7,122
Pound sterling (2.7%)	2020—2022	1,420	1,296
Japanese yen (0.3%)	2022—2026	1,291	1,576
Canadian (2.2%)	2017	—	373
Other (5.4%)	2018—2020	717	215
		45,445	41,145
Less: net unamortized discount		826	839
Less: net unamortized debt issuance costs		93	82
Add: fair value adjustment**		526	669
		45,052	40,893
Less: current maturities		5,214	6,239
Total		$39,837	$34,655

*       Includes notes, debentures, bank loans, secured borrowings and capital lease obligations.

**The portion of the company’s fixed-rate debt obligations that is hedged is reflected in the Consolidated Statement of Financial Position as an amount equal to the sum of the debt’s carrying value and a fair value adjustment representing changes in the fair value of the hedged debt obligations attributable to movements in benchmark interest rates.

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

Notes to Consolidated Financial Statements

International Business Machines Corporation and Subsidiary Companies

During the third quarter of 2017, IBM Credit LLC (IBM Credit), a wholly owned subsidiary of the company, filed a shelf registration statement with the Securities and Exchange Commission (SEC) allowing it to offer for sale public debt securities. IBM Credit issued fixed- and floating-rate debt securities in September 2017 in the aggregate amount of $3.0 billion with maturity dates ranging from 2019 to 2022. The debt is included in the long-term debt table on page 113.

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

Post-Swap Borrowing (Long-Term Debt, Including Current Portion)

($ in millions)

	2017		2016
For the year ended December 31:	Amount	Average Rate	Amount	Average Rate
Fixed-rate debt	$29,007	2.73%	$27,414	3.18%
Floating-rate debt*	16,044	2.10%	13,480	1.59%
Total	$45,052		$40,893

*       Includes $9,138 million in 2017 and $7,338 million in 2016 of notional interest rate swaps that effectively convert fixed-rate long-term debt into floating-rate debt. See note D, “Financial Instruments,” on pages 102 to 107.

Pre-swap annual contractual maturities of long-term debt outstanding at December 31, 2017, are as follows:

($ in millions)

Total
2018	$5,217
2019	7,128
2020	6,242
2021	5,196
2022	4,288
2023 and beyond	17,374
Total	$45,445

Interest on Debt

($ in millions)

For the year ended December 31:	2017	2016	2015
Cost of financing	$658	$576	$540
Interest expense	615	630	468
Interest capitalized	5	2	0
Total interest paid and accrued	$1,278	$1,208	$1,008

Refer to the related discussion on page 144 in note T, “Segment Information,” for total interest expense of the Global Financing segment. See note D, “Financial Instruments,” on pages 102 to 107 for a discussion of the use of foreign currency denominated debt designated as a hedge of net investment, as well as a discussion of the use of currency and interest rate swaps in the company’s debt risk management program.

Lines of Credit

In 2016, the company increased the size of its five-year Credit Agreement (the “Credit Agreement”) to $10.25 billion and extended the term by one year to November 10, 2021. The total expense recorded by the company related to this Credit Agreement was $6.1 million in 2017, $5.5 million in 2016 and $5.3 million in 2015. The Credit Agreement permits the company and its Subsidiary Borrowers to borrow up to $10.25 billion on a revolving basis. Borrowings of the Subsidiary Borrowers will be unconditionally backed by the company. The company may also, upon the agreement of either existing lenders, or of the additional banks not currently party to the Credit Agreement, increase the commitments under the Credit Agreement up to an additional $1.75 billion. Subject to certain terms of the Credit Agreement, the company and Subsidiary Borrowers may borrow, prepay and reborrow amounts under the Credit Agreement at any time during the Credit Agreement term. Interest rates on borrowings under the Credit Agreement will be based on prevailing market interest rates, as further described in the Credit Agreement. The Credit Agreement contains customary representations and warranties, covenants, events of default, and indemnification provisions. The company believes that circumstances that might give rise to breach of these covenants or an event of default, as specified in the Credit Agreement, are remote.

The company also has other committed lines of credit in some of the geographies which are not significant in the aggregate. Interest rates and other terms of borrowing under these lines of credit vary from country to country, depending on local market conditions.

Notes to Consolidated Financial Statements

International Business Machines Corporation and Subsidiary Companies

On July 20, 2017, the company and IBM Credit, (the Borrowers), entered into a $2.5 billion 364-Day Credit Agreement, and a $2.5 billion Three-Year Credit Agreement (the New Credit Agreements, and together with the Credit Agreement, the Credit Facilities). IBM also entered into the Third Amendment to its Credit Agreement. The total expense recorded by the company related to the New Credit Agreements was $2.8 million in 2017. The New Credit Agreements permit the Borrowers to borrow up to an aggregate of $5 billion on a revolving basis. Neither Borrower is a guarantor or co-obligor of the other Borrower under the New Credit Agreements. Subject to certain conditions stated in the New Credit Agreements, the Borrowers may borrow, prepay and re-borrow amounts under the New Credit Agreements at any time during the term of the New Credit Agreements. Funds borrowed may be used for the general corporate purposes of the Borrowers. Interest rates on borrowings under the New Credit Agreements will be based on prevailing market interest rates, as further described in the New Credit Agreements. The New Credit Agreements contain customary representations and warranties, covenants, events of default, and indemnification provisions. The Amendment to the Credit Agreement adds and restates various provisions in order to provide the company with the opportunity in 2018 to request that the lenders extend the termination date of the Credit Agreement to July 20, 2023.

As of December 31, 2017, there were no borrowings by the company, or its subsidiaries, under the Credit Facilities.

NOTE K. OTHER LIABILITIES

($ in millions)

At December 31:	2017	2016
Income tax reserves	$4,193	$2,621
Excess 401(k) Plus Plan	1,583	1,494
Disability benefits	504	538
Derivative liabilities	38	61
Workforce reductions	804	782
Deferred taxes	545	424
Other taxes payable	948	90
Environmental accruals	262	262
Warranty accruals	56	68
Asset retirement obligations	115	142
Acquisition related	88	111
Divestiture related*	253	270
Other	577	613
Total	$9,965	$7,477

* Primarily related to the divestiture of the Microelectronics business.

In response to changing business needs, the company periodically takes workforce reduction actions to improve productivity, cost competitiveness and to rebalance skills. The noncurrent contractually obligated future payments associated with these activities are reflected in the workforce reductions caption in the previous table. This also includes certain special restructuring-related actions prior to 2006. The noncurrent liabilities are workforce accruals related to terminated employees who are no longer working for the company who were granted annual payments to supplement their incomes in certain countries. Depending on the individual country’s legal requirements, these required payments will continue until the former employee begins receiving pension benefits or passes away. Current liabilities are included in other accrued expenses and liabilities in the Consolidated Statement of Financial Position and were immaterial at December 31, 2017.

The company employs extensive internal environmental protection programs that primarily are preventive in nature. The company also participates in environmental assessments and cleanups at a number of locations, including operating facilities, previously owned facilities and Superfund sites. The company’s maximum exposure for all environmental liabilities cannot be estimated and no amounts have been recorded for non-ARO environmental liabilities that are not probable or estimable. The total amounts accrued for non-ARO environmental liabilities, including amounts classified as current in the Consolidated Statement of Financial Position, that do not reflect actual or anticipated insurance recoveries, were $267 million and $272 million at December 31, 2017 and 2016, respectively. Estimated environmental costs are not expected to materially affect the consolidated financial position or consolidated results of the company’s operations in future periods. However, estimates of future costs are subject to change due to protracted cleanup periods and changing environmental remediation regulations.

As of December 31, 2017, the company was unable to estimate the range of settlement dates and the related probabilities for certain asbestos remediation AROs. These conditional AROs are primarily related to the encapsulated structural fireproofing that is not subject to abatement unless the buildings are demolished and non-encapsulated asbestos that the company would remediate only if it performed major renovations of certain existing buildings. Because these conditional obligations have indeterminate settlement dates, the company could not develop a reasonable estimate of their fair values. The company will continue to assess its ability to estimate fair values at each future reporting date. The related liability will be recognized once sufficient additional information becomes available. The total amounts accrued for ARO liabilities, including amounts classified as current in the Consolidated Statement of Financial Position were $152 million and $173 million at December 31, 2017 and 2016, respectively.

Notes to Consolidated Financial Statements

International Business Machines Corporation and Subsidiary Companies

NOTE L. EQUITY ACTIVITY

The authorized capital stock of IBM consists of 4,687,500,000 shares of common stock with a $.20 per share par value, of which 922,179,225 shares were outstanding at December 31, 2017 and 150,000,000 shares of preferred stock with a $.01 per share par value, none of which were outstanding at December 31, 2017.

Stock Repurchases

The Board of Directors authorizes the company to repurchase IBM common stock. The company repurchased 27,237,179 common shares at a cost of $4,323 million, 23,283,400 common shares at a cost of $3,455 million and 30,338,647 common shares at a cost of $4,701 million in 2017, 2016 and 2015, respectively. These amounts reflect transactions executed through December 31 of each year. Actual cash disbursements for repurchased shares may differ due to varying settlement dates for these transactions. At December 31, 2017, $3,786 million of Board common stock repurchase authorization was available. The company plans to purchase shares on the open market or in private transactions from time to time, depending on market conditions.

Other Stock Transactions

The company issued the following shares of common stock as part of its stock-based compensation plans and employees stock purchase plan: 4,311,998 shares in 2017, 3,893,366 shares in 2016, and 6,013,875 shares in 2015. The company issued 463,083 treasury shares in 2017, 383,077 treasury shares in 2016 and 1,155,558 treasury shares in 2015, as a result of restricted stock unit releases and exercises of stock options by employees of certain acquired businesses and by non-U.S. employees. Also, as part of the company’s stock-based compensation plans, 1,226,080 common shares at a cost of $193 million, 854,365 common shares at a cost of $126 million, and 1,625,820 common shares at a cost of $248 million in 2017, 2016 and 2015, respectively, were remitted by employees to the company in order to satisfy minimum statutory tax withholding requirements. These amounts are included in the treasury stock balance in the Consolidated Statement of Financial Position and the Consolidated Statement of Changes in Equity.

Reclassifications and Taxes Related to Items of Other Comprehensive Income

($ in millions)

	Before Tax	Tax (Expense)/	Net of Tax
For the year ended December 31, 2017:	Amount	Benefit	Amount
Other comprehensive income/(loss)
Foreign currency translation adjustments	$152	$617	$769
Net changes related to available-for-sale securities
Unrealized gains/(losses) arising during the period	$1	$(1)	$0
Reclassification of (gains)/losses to other (income) and expense	1	0	1
Total net changes related to available-for-sale securities	$2	$(1)	$1
Unrealized gains/(losses) on cash flow hedges
Unrealized gains/(losses) arising during the period	$(58)	$0	$(58)
Reclassification of (gains)/losses to:
Cost of sales	(3)	1	(3)
Cost of services	(70)	27	(43)
SG&A expense	(11)	3	(9)
Other (income) and expense	(324)	124	(199)
Interest expense	45	(17)	28
Total unrealized gains/(losses) on cash flow hedges	$(421)	$137	$(284)
Retirement-related benefit plans (1)
Prior service costs/(credits)	$0	$0	$0
Net (losses)/gains arising during the period	682	(201)	481
Curtailments and settlements	19	(5)	14
Amortization of prior service (credits)/costs	(88)	29	(58)
Amortization of net (gains)/losses	2,889	(1,006)	1,883
Total retirement-related benefit plans	$3,502	$(1,182)	$2,320
Other comprehensive income/(loss)	$3,235	$(429)	$2,806

(1)   These AOCI components are included in the computation of net periodic pension cost. (See note S, “Retirement-Related Benefits,” for additional information.)

Notes to Consolidated Financial Statements

International Business Machines Corporation and Subsidiary Companies

($ in millions)

	Before Tax	Tax (Expense)/	Net of Tax
For the year ended December 31, 2016:	Amount	Benefit	Amount
Other comprehensive income/(loss)
Foreign currency translation adjustments	$(20)	$(120)	$(140)
Net changes related to available-for-sale securities
Unrealized gains/(losses) arising during the period	$(38)	$14	$(23)
Reclassification of (gains)/losses to other (income) and expense	34	(13)	21
Total net changes related to available-for-sale securities	$(3)	$1	$(2)
Unrealized gains/(losses) on cash flow hedges
Unrealized gains/(losses) arising during the period	$243	$(80)	$163
Reclassification of (gains)/losses to:
Cost of sales*	5	(5)	1
Cost of services*	8	(3)	5
SG&A expense	(4)	(2)	(7)
Other (income) and expense	68	(26)	42
Interest expense	24	(9)	15
Total unrealized gains/(losses) on cash flow hedges	$345	$(126)	$219
Retirement-related benefit plans (1)
Net (losses)/gains arising during the period	$(2,490)	$924	$(1,566)
Curtailments and settlements	(16)	1	(15)
Amortization of prior service (credits)/costs	(107)	34	(74)
Amortization of net (gains)/losses	2,764	(976)	1,788
Total retirement-related benefit plans	$150	$(19)	$132
Other comprehensive income/(loss)	$472	$(263)	$209

*  Reclassified to conform to 2017 presentation.

(1)   These AOCI components are included in the computation of net periodic pension cost. (See note S, “Retirement-Related Benefits,” for additional information.)

Notes to Consolidated Financial Statements

International Business Machines Corporation and Subsidiary Companies

($ in millions)

	Before Tax	Tax (Expense)/	Net of Tax
For the year ended December 31, 2015:	Amount	Benefit	Amount
Other comprehensive income/(loss)
Foreign currency translation adjustments	$(1,379)	$(342)	$(1,721)
Net changes related to available-for-sale securities
Unrealized gains/(losses) arising during the period	$(54)	$21	$(33)
Reclassification of (gains)/losses to other (income) and expense	86	(33)	53
Total net changes related to available-for-sale securities	$32	$(12)	$20
Unrealized gains/(losses) on cash flow hedges
Unrealized gains/(losses) arising during the period	$618	$(218)	$399
Reclassification of (gains)/losses to:
Cost of sales*	(192)	59	(133)
Cost of services*	0	(2)	(2)
SG&A expense	(149)	43	(105)
Other (income) and expense	(731)	281	(451)
Interest expense	0	0	0
Total unrealized gains/(losses) on cash flow hedges	$(454)	$162	$(292)
Retirement-related benefit plans (1)
Prior service costs/(credits)	$6	$(2)	$4
Net (losses)/gains arising during the period	(2,963)	1,039	(1,925)
Curtailments and settlements	33	(9)	24
Amortization of prior service (credits)/costs	(100)	36	(65)
Amortization of net (gains)/losses	3,304	(1,080)	2,223
Total retirement-related benefit plans	$279	$(17)	$262
Other comprehensive income/(loss)	$(1,523)	$(208)	$(1,731)

*  Reclassified to conform to 2017 presentation.

(1)   These AOCI components are included in the computation of net periodic pension cost. (See note S, “Retirement-Related Benefits,” for additional information.)

Accumulated Other Comprehensive Income/(Loss) (net of tax)

($ in millions)

				Net Unrealized
	Net Unrealized	Foreign	Net Change	Gains/(Losses)	Accumulated
	Gains/(Losses)	Currency	Retirement-	on Available-	Other
	on Cash Flow	Translation	Related	For-Sale	Comprehensive
	Hedges	Adjustments*	Benefit Plans	Securities	Income/(Loss)
December 31, 2014	$392	$(1,742)	$(26,509)	$(15)	$(27,875)
Other comprehensive income before reclassifications	399	(1,721)	(1,897)	(33)	(3,252)
Amount reclassified from accumulated other comprehensive income	(691)	0	2,158	53	1,520
Total change for the period	(292)	(1,721)	262	20	(1,731)
December 31, 2015	100	(3,463)	(26,248)	5	(29,607)
Other comprehensive income before reclassifications	163	(140)	(1,581)	(23)	(1,581)
Amount reclassified from accumulated other comprehensive income	56	0	1,714	21	1,791
Total change for the period	219	(140)	132	(2)	209
December 31, 2016	319	(3,603)	(26,116)	2	(29,398)
Other comprehensive income before reclassifications	(58)	769	495	0	1,206
Amount reclassified from accumulated other comprehensive income	(226)	0	1,825	1	1,599
Total change for the period	(284)	769	2,320	1	2,806
December 31, 2017	$35	$(2,834)	$(23,796)	$3	$(26,592)

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

The company records a provision with respect to a claim, suit, investigation or proceeding when it is probable that a liability has been incurred and the amount of the loss can be reasonably estimated. Any recorded liabilities, including any changes to such liabilities for the years ended December 31, 2017, 2016 and 2015 were not material to the Consolidated Financial Statements.

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

The company is a defendant in an action filed on March 6, 2003 in state court in Salt Lake City, Utah by the SCO Group (SCO v. IBM). The company removed the case to Federal Court in Utah. Plaintiff is an alleged successor in interest to some of AT&T’s UNIX IP rights, and alleges copyright infringement, unfair competition, interference with contract and breach of contract with regard to the company’s distribution of AIX and Dynix and contribution of code to Linux and the company has asserted counterclaims. On September 14, 2007, plaintiff filed for bankruptcy protection, and all proceedings in this case were stayed. The court in another suit, the SCO Group, Inc. v. Novell, Inc., held a trial in March 2010. The jury found that Novell is the owner of UNIX and UnixWare copyrights; the judge subsequently ruled that SCO is obligated to recognize Novell’s waiver of SCO’s claims against IBM and Sequent for breach of UNIX license agreements. On August 30, 2011, the Tenth Circuit Court of Appeals affirmed the district court’s ruling and denied SCO’s appeal of this matter. In June 2013, the Federal Court in Utah granted SCO’s motion to reopen the SCO v. IBM case. In February 2016, the Federal Court ruled in favor of IBM on all of SCO’s remaining claims, and SCO appealed. On October 30, 2017, the Tenth Circuit Court of Appeals affirmed the dismissal of all but one of SCO’s remaining claims, which was remanded to the Federal Court in Utah.

Notes to Consolidated Financial Statements

International Business Machines Corporation and Subsidiary Companies

On May 13, 2010, IBM and the State of Indiana (acting on behalf of the Indiana Family and Social Services Administration) sued one another in a dispute over a 2006 contract regarding the modernization of social service program processing in Indiana. After six weeks of trial, on July 18, 2012, the Indiana Superior Court in Marion County rejected the State’s claims in their entirety and awarded IBM $52 million plus interest and costs. On February 13, 2014, the Indiana Court of Appeals reversed portions of the trial judge’s findings, found IBM in material breach, and ordered the case remanded to the trial judge to determine the State’s damages, if any. The Indiana Court of Appeals also affirmed approximately $50 million of the trial court’s award of damages to IBM. On March 22, 2016, the Indiana Supreme Court affirmed the outcome of the Indiana Court of Appeals and remanded the case to the Indiana Superior Court. On August 7, 2017, the Indiana Superior Court awarded the State $128 million, which it then offset against IBM’s previously affirmed award of $50 million, resulting in a $78 million award to the State, plus interest. IBM appealed to the Indiana Court of Appeals and the matter remains pending.

On March 9, 2017, the Commonwealth of Pennsylvania’s Department of Labor and Industry sued IBM in Pennsylvania state court regarding a 2006 contract for the development of a custom software system to manage the Commonwealth’s unemployment insurance benefits programs. The matter is pending in a Pennsylvania court.

On October 29, 2013, Bridgestone Americas, Inc. (Bridgestone) sued IBM regarding a 2009 contract for the implementation of an SAP-based, enterprise-wide order management system. IBM counterclaimed against Bridgestone and its parent, Bridgestone Corp. The case is pending in the Middle District of Tennessee.

On April 16, 2014, Iusacell SA de C.V. (Iusacell) sued IBM, claiming that IBM made fraudulent misrepresentations that induced Iusacell to enter into an agreement with IBM Mexico. Iusacell claimed damages for lost profits. Iusacell’s complaint related to a contractual dispute in Mexico, which was the subject of a pending arbitration proceeding in Mexico initiated by IBM Mexico against Iusacell for breach of the underlying agreement. On August 31, 2017, the parties entered into an agreement releasing all claims against each other, resolving both the lawsuit and the arbitration proceeding.

IBM UK initiated legal proceedings in May 2010 before the High Court in London against the IBM UK Pensions Trust (the UK Trust) and two representative beneficiaries of the UK Trust membership. IBM UK sought a declaration that it acted lawfully both in notifying the Trustee of the UK Trust that it was closing its UK defined benefit plans to future accruals for most participants and in implementing the company’s new retirement policy. In April 2014, the High Court acknowledged that the changes made to its UK defined benefit plans were within IBM’s discretion, but ruled that IBM breached its implied duty of good faith both in implementing these changes and in the manner in which it consulted with employees. Proceedings to determine remedies were held in July 2014, and in February 2015 the High Court held that for IBM to make changes to accruals under the plan would require a new consultation of the participants, but other changes (including to early retirement policy) would not require such consultation. IBM UK appealed both the breach and remedies judgments. In August 2017, the Appeal Court reversed the High Court, holding that IBM UK was not in breach of its implied duties of good faith and that the changes made to the plans were lawful. The time to appeal has expired and the Appeal Court judgment is final. In addition, IBM UK is a defendant in approximately 290 individual actions brought since early 2010 by participants of the defined benefits plans who left IBM UK. These actions, which allege constructive dismissal and age discrimination, are pending before the Employment Tribunal in Southampton UK.

In early 2012, IBM notified the SEC of an investigation by the Polish Central Anti-Corruption Bureau involving allegations of illegal activity by a former IBM Poland employee in connection with sales to the Polish government. IBM cooperated with the SEC and Polish authorities in this matter. In April 2013, IBM learned that the U.S. Department of Justice (DOJ) was also investigating allegations related to the Poland matter, as well as allegations relating to transactions in Argentina, Bangladesh and Ukraine. The DOJ was seeking information regarding the company’s global Foreign Corrupt Practices Act of 1977 (FCPA) compliance program and its public sector business. The company cooperated with the DOJ in this matter. In June 2017, the DOJ and the SEC each informed IBM that based on the information to date, they closed their respective investigations into these matters without pursuing any enforcement action against the company.

In May 2015, a putative class action was commenced in the United States District Court for the Southern District of New York related to the company’s October 2014 announcement that it was divesting its global commercial semiconductor technology business, alleging violations of the Employee Retirement Income Security Act (“ERISA”). Management’s Retirement Plans Committee and three current or former IBM executives are named as defendants. On September 29, 2017, the Court granted the defendants’ motion to dismiss the first amended complaint. Plaintiffs have filed a notice of appeal to the Second Circuit Court of Appeals and the matter remains pending.

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

Notes to Consolidated Financial Statements

International Business Machines Corporation and Subsidiary Companies

The company is also subject to ongoing tax examinations and governmental assessments in various jurisdictions. Along with many other U.S. companies doing business in Brazil, the company is involved in various challenges with Brazilian tax authorities regarding non-income tax assessments and non-income tax litigation matters. The total potential amount related to all these matters for all applicable years is approximately $1.0 billion. The company believes it will prevail on these matters and that this amount is not a meaningful indicator of liability.

Commitments

The company’s extended lines of credit to third-party entities include unused amounts of $8,111 million and $6,542 million at December 31, 2017 and 2016, respectively. A portion of these amounts was available to the company’s business partners to support their working capital needs. In addition, the company has committed to provide future financing to its clients in connection with client purchase agreements for approximately $3,569 million and $2,463 million at December 31, 2017 and 2016, respectively.

The company has applied the guidance requiring a guarantor to disclose certain types of guarantees, even if the likelihood of requiring the guarantor’s performance is remote. The following is a description of arrangements in which the company is the guarantor.

The company is a party to a variety of agreements pursuant to which it may be obligated to indemnify the other party with respect to certain matters. Typically, these obligations arise in the context of contracts entered into by the company, under which the company customarily agrees to hold the other party harmless against losses arising from a breach of representations and covenants related to such matters as title to assets sold, certain IP rights, specified environmental matters, third-party performance of nonfinancial contractual obligations and certain income taxes. In each of these circumstances, payment by the company is conditioned on the other party making a claim pursuant to the procedures specified in the particular contract, the procedures of which typically allow the company to challenge the other party’s claims. While typically indemnification provisions do not include a contractual maximum on the company’s payment, the company’s obligations under these agreements may be limited in terms of time and/ or nature of claim, and in some instances, the company may have recourse against third parties for certain payments made by the company.

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

In addition, the company guarantees certain loans and financial commitments. The maximum potential future payment under these financial guarantees was $19 million and $34 million at December 31, 2017 and 2016, respectively. The fair value of the guarantees recognized in the Consolidated Statement of Financial Position was immaterial.

NOTE N. TAXES

($ in millions)

For the year ended December 31:	2017	2016	2015
Income from continuing operations before income taxes
U.S. operations	$560	$3,650	$5,915
Non-U.S. operations	10,840	8,680	10,030
Total income from continuing operations before income taxes	$11,400	$12,330	$15,945

The income from continuing operations provision for income taxes by geographic operations is as follows:

($ in millions)

For the year ended December 31:	2017	2016	2015
U.S. operations	$2,923	$38	$849
Non-U.S. operations	2,719	411	1,732
Total continuing operations provision for income taxes	$5,642	$449	$2,581

The components of the income from continuing operations provision for income taxes by taxing jurisdiction are as follows:

($ in millions)

For the year ended December 31:	2017	2016	2015
U.S. federal
Current	$2,388	$186	$(321)
Deferred	77	(746)	553
	$2,465	$(560)	$232
U.S. state and local
Current	$55	$244	$128
Deferred	28	(44)	116
	$83	$200	$244
Non-U.S.
Current	$3,891	$988	$2,101
Deferred	(797)	(179)	4
	$3,094	$809	$2,105
Total continuing operations provision for income taxes	$5,642	$449	$2,581
Discontinued operations provision for income taxes	(3)	(2)	(117)
Provision for social security, real estate, personal property and other taxes	3,434	3,417	3,497
Total taxes included in net income	$9,073	$3,864	$5,961

Notes to Consolidated Financial Statements

International Business Machines Corporation and Subsidiary Companies

A reconciliation of the statutory U.S. federal tax rate to the company’s effective tax rate from continuing operations is as follows:

For the year ended December 31:	2017	2016	2015
Statutory rate	35%	35%	35%
U.S. Tax Cuts and Jobs Act	48	—	—
Foreign tax differential	(26)	(21)	(17)
Intra-entity transfers	(5)	—	—
Domestic incentives	(2)	(1)	(2)
State and local	1	1	1
Japan resolution	—	(10)	—
Other	(2)	0	(1)
Effective rate	49%	4%	16%

Percentages rounded for disclosure purposes.

The significant components reflected within the tax rate reconciliation labeled “Foreign tax differential” include the effects of foreign subsidiaries’ earnings taxed at rates other than the U.S. statutory rate, foreign export incentives, the U.S. tax impacts of non-U.S. earnings repatriation and any net impacts of intercompany transactions. These items also reflect audit settlements, excluding the 2016 Japan resolution, or changes in the amount of unrecognized tax benefits associated with each of these items.

On December 22, 2017, the U.S. Tax Cuts and Jobs Act was enacted. U.S. tax reform introduced many changes, including lowering the U.S. corporate tax rate to 21 percent, changes in incentives, provisions to prevent U.S. base erosion and significant changes in the taxation of international income, including provisions which allow for the repatriation of foreign earnings without U.S. tax. The enactment of U.S. tax reform resulted in a provisional charge of $5,475 million to tax expense in the fourth-quarter and year-ended December 31, 2017. This charge was the result of the one-time U.S. transition tax and any foreign tax costs on undistributed foreign earnings, as well as the remeasurement of deferred tax balances to the new U.S. Federal tax rate.

The net charge related to U.S. tax reform is based on the company’s estimates as of December 31, 2017. All components of the provisional charge of $5,475 million are based on the company’s estimates as of December 31, 2017. Specifically, the transition tax, any foreign tax costs as well as the remeasurement of deferred tax balances are provisional and have been calculated based on existing tax law and the best information available as of the date of estimate. The final impact of U.S. tax reform may differ, possibly materially, due to factors such as changes in interpretations and assumptions that the company has made in its assessment, conclusion of the effects of the “Global Intangible Low-Taxed Income” provisions, further refinement of the company’s calculations, additional guidance that may be issued by the U.S. government, among other items. As these various factors are finalized, any change will be recorded as an adjustment to the provision for, or benefit from, income taxes in the period the amounts are determined, not to exceed 12 months from the date of U.S. tax reform enactment.

In late January 2018, the U.S. Treasury and Internal Revenue Service issued guidelines, which are expected to result in an additional charge in the first quarter of 2018, estimated at approximately $110 million.

The 2017 continuing operations effective tax rate increased 45.8 points from 2016 driven by: the tax charge related to the impact of U.S. tax reform described above (48.0 points), the favorable resolution of the longstanding tax matter in Japan in 2016 (9.5 points) and an increase in the year-to-year tax charges related to intercompany payments (1.5 points). These impacts were partially offset by an increased benefit year to year in the utilization of foreign tax credits (5.4 points), a tax benefit related to an intra-entity asset transfer in the first quarter of 2017 (5.1 points), a benefit due to the tax write down of an intercompany investment in the fourth quarter of 2017 (1.7 points), and a benefit due to the geographic mix of pre-tax earnings (1.0 points).

The effect of tax law changes on deferred tax assets and liabilities was a benefit of $270 million driven by U.S. tax reform and was included in the one-time charge.

Deferred Tax Assets

($ in millions)

At December 31:	2017	2016
Retirement benefits	$3,477	$4,671
Share-based and other compensation	646	1,132
Domestic tax loss/credit carryforwards	718	1,676
Deferred income	605	741
Foreign tax loss/credit carryforwards	1,024	816
Bad debt, inventory and warranty reserves	395	473
Depreciation	293	270
Accruals	387	624
Intangible assets	585	—
Other	1,396	1,503
Gross deferred tax assets	9,526	11,906
Less: valuation allowance	1,004	916
Net deferred tax assets	$8,522	$10,990

Notes to Consolidated Financial Statements

International Business Machines Corporation and Subsidiary Companies

Deferred Tax Liabilities

($ in millions)

At December 31:	2017	2016
Depreciation	$641	$856
Retirement benefits	483	406
Goodwill and intangible assets	1,226	1,800
Leases	584	651
Software development costs	360	672
Deferred transition costs	254	351
Other	658	1,455
Gross deferred tax liabilities	$4,206	$6,191

For financial reporting purposes, the company has foreign and domestic loss carryforwards, the tax effect of which is $507 million, as well as foreign and domestic credit carryforwards of $1,235 million. Substantially all of these carryforwards are available for at least two years and the majority are available for 10 years or more.

The valuation allowances as of December 31, 2017, 2016 and 2015 were $1,004 million, $916 million and $740 million, respectively. The amounts principally apply to certain foreign, state and local loss carryforwards and credits. In the opinion of management, it is more likely than not that these assets will not be realized. However, to the extent that tax benefits related to these carryforwards are realized in the future, the reduction in the valuation allowance will reduce income tax expense.

The amount of unrecognized tax benefits at December 31, 2017 increased by $3,291 million in 2017 to $7,031 million. A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

($ in millions)

	2017	2016	2015
Balance at January 1	$3,740	$4,574	$5,104
Additions based on tax positions related to the current year	3,029	560	464
Additions for tax positions of prior years	803	334	569
Reductions for tax positions of prior years (including impacts due to a lapse in statute)	(367)	(1,443)	(1,348)
Settlements	(174)	(285)	(215)
Balance at December 31	$7,031	$3,740	$4,574

The additions to unrecognized tax benefits related to the current and prior years are primarily attributable to U.S. tax issues, as well as non-U.S. issues, certain tax incentives and credits and state issues. The settlements and reductions to unrecognized tax benefits for tax positions of prior years are primarily attributable to non-U.S. audits and impacts due to lapses in statutes of limitation.

The liability at December 31, 2017 of $7,031 million can be reduced by $967 million of offsetting tax benefits associated with timing adjustments, U.S. tax credits, potential transfer pricing adjustments, and state income taxes. The net amount of $6,064 million, if recognized, would favorably affect the company’s effective tax rate. The net amounts at December 31, 2016 and 2015 were $2,965 million and $3,724 million, respectively.

Interest and penalties related to income tax liabilities are included in income tax expense. During the year ended December 31, 2017, the company recognized $174 million in interest expense and penalties; in 2016, the company recognized $62 million in interest expense and penalties; and, in 2015, the company recognized $141 million in interest expense and penalties. The company has $799 million for the payment of interest and penalties accrued at December 31, 2017, and had $625 million accrued at December 31, 2016.

Within the next 12 months, the company believes it is reasonably possible that the total amount of unrecognized tax benefits associated with certain positions may be reduced. The potential decrease in the amount of unrecognized tax benefits is associated with the anticipated resolution of the company’s U.S. income tax audit for 2013 and 2014, as well as various non-U.S. audits. The company estimates that the unrecognized tax benefits at December 31, 2017 could be reduced by $1,062 million.

The company is subject to taxation in the U.S. and various state and foreign jurisdictions. With respect to major U.S. state and foreign taxing jurisdictions, the company is generally no longer subject to tax examinations for years prior to 2013. With limited exception, the company is no longer subject to income tax examination of its U.S. federal tax return for years prior to 2013. The open years contain matters that could be subject to differing interpretations of applicable tax laws and regulations related to the amount and/or timing of income, deductions and tax credits. Although the outcome of tax audits is always uncertain, the company believes that adequate amounts of tax and interest have been provided for any significant adjustments that are expected to result for these years.

In the fourth quarter of 2013, the company received a draft tax assessment notice for approximately $866 million (approximately $839 million at 2017 year-end currency rates) from the Indian Tax Authorities for 2009. In July 2016, the Karnataka High Court in Bangalore set aside this assessment by way of court order and the company reached a mutual agreement with the Income Tax Department for a new assessment. On January 2, 2018, the Income Tax Department issued the new 2009 draft tax assessment for approximately $330 million. The revised draft tax assessment is in line with prior and future tax assessments and the company is confident that it will ultimately prevail on the matters raised in the assessment. At December 31, 2017, the company has recorded $585 million as prepaid income taxes in India. A significant portion of this balance represents cash tax deposits paid over time to protect the company’s right to appeal various income tax assessments made by the Indian Tax Authorities. The company believes it will prevail on these matters.

Notes to Consolidated Financial Statements

International Business Machines Corporation and Subsidiary Companies

In the first quarter of 2016, the U.S. Internal Revenue Service commenced its audit of the company’s U.S. tax returns for 2013 and 2014. The company anticipates that this audit will be substantially completed in the first quarter of 2018.

Included in consolidated retained earnings at December 31, 2017 are undistributed after-tax earnings from non-U.S. subsidiaries, as well as a provisional amount of U.S. income taxes and foreign distribution taxes associated with the repatriation of these earnings.

NOTE O. RESEARCH, DEVELOPMENT AND ENGINEERING

RD&E expense was $5,787 million in 2017, $5,751 million in 2016 and $5,247 million in 2015. In addition, RD&E expense included in discontinued operations was $1 million in 2016 and $197 million in 2015.

The company incurred total expense of $5,367 million, $5,421 million and $5,178 million in 2017, 2016 and 2015, respectively, for scientific research and the application of scientific advances to the development of new and improved products and their uses, as well as services and their application. Within these amounts, software-related expense was $3,275 million, $3,470 million and $3,064 million in 2017, 2016 and 2015, respectively.

Expense for product-related engineering was $420 million, $332 million and $267 million in 2017, 2016 and 2015, respectively.

NOTE P. EARNINGS PER SHARE OF COMMON STOCK

The following table presents the computation of basic and diluted earnings per share of common stock.

($ in millions except per share amounts)

For the year ended December 31:	2017	2016	2015
Weighted-average number of shares on which earnings per share calculations are based
Basic	932,828,295	955,422,530	978,744,523
Add—incremental shares under stock-based compensation plans	3,094,373	2,416,940	3,037,001
Add—incremental shares associated with contingently issuable shares	1,462,957	874,626	918,744
Assuming dilution	937,385,625	958,714,097	982,700,267
Income from continuing operations	$5,758	$11,881	$13,364
Loss from discontinued operations, net of tax	(5)	(9)	(174)
Net income on which basic earnings per share is calculated	$5,753	$11,872	$13,190
Income from continuing operations	$5,758	$11,881	$13,364
Net income applicable to contingently issuable shares	(2)	0	(1)
Income from continuing operations on which diluted earnings per share is calculated	$5,756	$11,881	$13,363
Loss from discontinued operations, net of tax, on which basic and diluted earnings per share is calculated	(5)	(9)	(174)
Net income on which diluted earnings per share is calculated	$5,752	$11,872	$13,189
Earnings/(loss) per share of common stock
Assuming dilution
Continuing operations	$6.14	$12.39	$13.60
Discontinued operations	0.00	(0.01)	(0.18)
Total	$6.14	$12.38	$13.42
Basic
Continuing operations	$6.17	$12.44	$13.66
Discontinued operations	0.00	(0.01)	(0.18)
Total	$6.17	$12.43	$13.48

Weighted-average stock options to purchase 209,294 common shares in 2017, 405,552 common shares in 2016 and 41,380 common shares in 2015 were outstanding, but were not included in the computation of diluted earnings per share because the exercise price of the options was greater than the average market price of the common shares for the full year, and therefore, the effect would have been antidilutive.

Notes to Consolidated Financial Statements

International Business Machines Corporation and Subsidiary Companies

NOTE Q. RENTAL EXPENSE AND LEASE COMMITMENTS

Rental expense, including amounts charged to inventories and fixed assets, and excluding amounts previously reserved, was $1,821 million in 2017, $1,508 million in 2016 and $1,474 million in 2015. Within these amounts, rental expense reflected in discontinued operations was $29 million in 2015. Rental expense in agreements with rent holidays and scheduled rent increases is recorded on a straight-line basis over the lease term. Contingent rentals are included in the determination of rental expense as accruable. The table below depicts gross minimum rental commitments under noncancelable leases, amounts related to vacant space associated with workforce transformation, sublease income commitments and capital lease commitments. These amounts reflect activities primarily related to office space, data centers, equipment and vehicles.

($ in millions)

	2018	2019	2020	2021	2022	Beyond 2022
Operating lease commitments
Gross minimum rental commitments (including vacant space below)	$1,614	$1,453	$1,143	$829	$633	$896
Vacant space	$32	$21	$15	$11	$7	$2
Sublease income commitments	$13	$7	$4	$2	$2	$—
Capital lease commitments	$3	$2	$2	$2	$1	$—

NOTE R. STOCK-BASED COMPENSATION

The following table presents total stock-based compensation cost included in income from continuing operations.

($ in millions)

For the year ended December 31:	2017	2016	2015
Cost	$91	$88	$100
Selling, general and administrative	384	401	322
Research, development and engineering	59	55	51
Other (income) and expense*	—	—	(6)
Pre-tax stock-based compensation cost	534	544	468
Income tax benefits	(131)	(179)	(156)
Net stock-based compensation cost	$403	$364	$312

*       Reflects the one-time effects related to divestitures.

The implementation of the new FASB guidance for share-based payment transactions resulted in an immaterial impact to income tax benefits for the year ended December 31, 2017.

Total unrecognized compensation cost related to non-vested awards at December 31, 2017 and 2016 was $851 million and $934 million, respectively. The amount at December 31, 2017 is expected to be recognized over a weighted-average period of approximately 2.6 years.

There was no significant capitalized stock-based compensation cost at December 31, 2017, 2016, and 2015.

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

The amount of shares originally authorized to be issued under the company’s existing Plans was 273 million at December 31, 2017. In addition, certain incentive awards granted under previous plans, if and when those awards were canceled, could be reissued under the company’s existing Plans. As such, 66.2 million additional shares were considered authorized to be issued under the company’s existing Plans as of December 31, 2017. There were 104.1 million unused shares available to be granted under the Plans as of December 31, 2017.

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

Notes to Consolidated Financial Statements

International Business Machines Corporation and Subsidiary Companies

The tables below summarize RSU and PSU activity under the Plans during the years ended December 31, 2017, 2016 and 2015.

RSUs

	2017		2016		2015
	Weighted-		Weighted-		Weighted-
	Average	Number	Average	Number	Average	Number
	Grant Price	of Units	Grant Price	of Units	Grant Price	of Units
Balance at January 1	$147	8,899,092	$159	7,527,341	$171	7,734,277
RSUs granted	137	3,540,949	140	3,985,870	143	4,230,186
RSUs released	153	(3,032,531)	174	(1,860,660)	164	(3,567,495)
RSUs canceled/forfeited	147	(852,247)	158	(753,459)	167	(869,627)
Balance at December 31	$141	8,555,263	$147	8,899,092	$159	7,527,341

PSUs

	2017		2016		2015
	Weighted-		Weighted-		Weighted-
	Average	Number	Average	Number	Average	Number
	Grant Price	of Units	Grant Price	of Units	Grant Price	of Units
Balance at January 1	$155	2,874,758	$173	2,928,932	$185	3,140,707
PSUs granted at target	137	824,875	140	990,336	153	1,137,242
Performance adjustments*	175	(623,245)	194	(387,457)	185	(168,055)
PSUs released	175	(293,236)	194	(419,759)	185	(840,552)
PSUs canceled/forfeited	144	(133,839)	174	(237,294)	184	(340,410)
Balance at December 31**	$144	2,649,313	$155	2,874,758	$173	2,928,932

*       Represents the change in shares issued to employees after vesting of PSUs because final performance metrics were above or below specified targets.

**Represents the number of shares expected to be issued based on achievement of grant date performance targets. The actual number of shares issued will depend on final performance against specified targets over the vesting period.

RSUs are stock awards granted to employees that entitle the holder to shares of common stock as the award vests, typically over a one- to five-year period. For RSUs, dividend equivalents are not paid. The fair value of such RSUs is determined and fixed on the grant date based on the company’s stock price adjusted for the exclusion of dividend equivalents.

The remaining weighted-average contractual term of RSUs at December 31, 2017, 2016 and 2015 is the same as the period over which the remaining cost of the awards will be recognized, which is approximately three years. The fair value of RSUs granted during the years ended December 31, 2017, 2016 and 2015 was $484 million, $557 million and $606 million, respectively. The total fair value of RSUs vested and released during the years ended December 31, 2017, 2016 and 2015 was $463 million, $323 million and $583 million, respectively. As of December 31, 2017, 2016 and 2015, there was $763 million, $814 million and $800 million, respectively, of unrecognized compensation cost related to non-vested RSUs. The company received no cash from employees as a result of employee vesting and release of RSUs for the years ended December 31, 2017, 2016 and 2015.

PSUs are stock awards where the number of shares ultimately received by the employee depends on the company’s performance against specified targets and typically vest over a three-year period. For PSUs, dividend equivalents are not paid. The fair value of each PSU is determined on the grant date, based on the company’s stock price, adjusted for the exclusion of dividend equivalents, and assumes that performance targets will be achieved. Over the performance period, the number of shares of stock that will be issued is adjusted upward or downward based upon the probability of achievement of performance targets. The ultimate number of shares issued and the related compensation cost recognized as expense will be based on a comparison of the final performance metrics to the specified targets. The fair value of PSUs granted at target during the years ended December 31, 2017, 2016 and 2015 was $113 million, $138 million and $174 million, respectively. Total fair value of PSUs vested and released during the years ended December 31, 2017, 2016 and 2015 was $51 million, $81 million and $156 million, respectively.

In connection with vesting and release of RSUs and PSUs, the tax benefits realized by the company for the years ended December 31, 2017, 2016 and 2015 were $180 million, $118 million and $228 million, respectively.

Notes to Consolidated Financial Statements

International Business Machines Corporation and Subsidiary Companies

Stock Options

For the years ended December 31, 2017 and 2015, the company did not grant stock options. For the year ended December 31, 2016, the company made one grant of 1.5 million premium-priced stock options. The option award was granted with a three-year cliff vesting period and a 10-year contractual term. The award’s cost of $12 million is recognized ratably over the three-year vesting period.

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

The following table summarizes option activity under the Plans during the years ended December 31, 2017, 2016 and 2015.

	2017		2016		2015
	Weighted-	Number of	Weighted-	Number of	Weighted-	Number of
	Average	Shares	Average	Shares	Average	Shares
	Exercise Price	Under Option	Exercise Price	Under Option	Exercise Price	Under Option
Balance at January 1	$137	1,613,923	$94	479,774	$97	1,750,949
Options granted	—	—	140	1,500,000	—	—
Options exercised	103	(106,132)	91	(361,088)	98	(1,214,109)
Options canceled/expired	103	(7,791)	86	(4,763)	100	(57,066)
Balance at December 31	$140	1,500,000	$137	1,613,923	$94	479,774
Exercisable at December 31	$—	—	$103	113,923	$94	479,774

The shares under option at December 31, 2017 were in the following exercise price ranges:

Options Outstanding
Weighted-Average
	Weighted-	Number of	Aggregate	Remaining
	Average	Shares	Intrinsic	Contractual Life
Exercise Price Range	Exercise Price	Under Option	Value	(in Years)
$129–$154	$140	1,500,000	$39,236,250	8.1

Exercises of Employee Stock Options

The total intrinsic value of options exercised during the years ended December 31, 2017, 2016 and 2015 was $7 million, $20 million and $74 million, respectively. The total cash received from employees as a result of employee stock option exercises for the years ended December 31, 2017, 2016 and 2015 was approximately $11 million, $33 million and $119 million, respectively. In connection with these exercises, the tax benefits realized by the company for the years ended December 31, 2017, 2016 and 2015 were $2 million, $7 million and $26 million, respectively.

The company settles employee stock option exercises primarily with newly issued common shares and, occasionally, with treasury shares. Total treasury shares held at December 31, 2017 and 2016 were approximately 1,307 million and 1,279 million shares, respectively.

Notes to Consolidated Financial Statements

International Business Machines Corporation and Subsidiary Companies

Acquisitions

In connection with various acquisition transactions, there was an additional 0.3 million options outstanding at December 31, 2017, as a result of the company’s conversion of stock-based awards previously granted by the acquired entities. The weighted-average exercise price of these awards was $42 per share.

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

Employees purchased 1.0 million, 1.2 million and 1.3 million shares under the ESPP during the years ended December 31, 2017, 2016 and 2015, respectively. Cash dividends declared and paid by the company on its common stock also include cash dividends on the company stock purchased through the ESPP. Dividends are paid on full and fractional shares and can be reinvested. The company stock purchased through the ESPP is considered outstanding and is included in the weighted-average outstanding shares for purposes of computing basic and diluted earnings per share.

In July 2014, the “2014 ESPP Reserve” became effective and 25 million additional shares of authorized common stock were reserved and approved for issuance. The 2014 ESPP provides for semi-annual offerings commencing July 1, 2014, and continuing as long as shares remain available under the ESPP, unless terminated earlier at the discretion of the Board of Directors.

Approximately 20.8 million, 21.8 million and 23.1 million shares were available for purchase under the ESPP at December 31, 2017, 2016 and 2015, respectively.

NOTE S. RETIREMENT-RELATED BENEFITS

Description of Plans

IBM sponsors defined benefit pension plans and defined contribution plans that cover eligible regular employees, a supplemental retention plan that covers certain U.S. executives and nonpension postretirement benefit plans primarily consisting of retiree medical and dental benefits for eligible retirees and dependents.

U.S. Plans

Defined Benefit Pension Plans

IBM Personal Pension Plan

IBM provides U.S. regular, full-time and part-time employees hired prior to January 1, 2005 with noncontributory defined benefit pension benefits via the IBM Personal Pension Plan (PPP). The PPP has two plans, a tax qualified plan (Qualified PPP) and a non-tax qualified plan (Excess PPP). The Qualified PPP is funded by company contributions to an irrevocable trust fund, which is held for the sole benefit of participants and beneficiaries. The Excess PPP, which is unfunded, provides benefits in excess of IRS limitations for qualified plans.

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

Notes to Consolidated Financial Statements

International Business Machines Corporation and Subsidiary Companies

All contributions, including the company match, are made in cash and invested in accordance with participants’ investment elections. There are no minimum amounts that must be invested in company stock, and there are no restrictions on transferring amounts out of company stock to another investment choice, other than excessive trading rules applicable to such investments. Matching and automatic contributions are made once annually at the end of the year. In order to receive such contributions each year, a participant must be employed on December 15 of the plan year. However, matching and auto contributions may be made for certain types of separations that occur prior to December 15, including for example, if the participant has completed certain service and/or age requirements at separation. The company’s matching contributions vest immediately and participants are always fully vested in their own contributions.

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

Amounts deferred into the Excess 401(k) are record-keeping (notional) accounts and are not held in trust for the participants. Participants in the Excess 401(k) may invest their notional accounts in investments which mirror the primary investment options available under the 401(k) Plus Plan. Participants in the Excess 401(k) are also eligible to receive company match and automatic contributions (at the same rate as under the 401(k) Plus Plan) on eligible compensation deferred into the Excess 401(k) and on compensation earned in excess of the Internal Revenue Code pay limit once they have completed one year of service. Amounts deferred into the Excess 401(k), including company contributions are recorded as liabilities in the Consolidated Statement of Financial Position. Matching and automatic contributions are made once annually at the end of the year. In order to receive such contributions each year, a participant must be employed on December 15 of the plan year. However, matching and auto contributions may be made for certain types of separations that occur prior to December 15, including for example, if the participant has completed certain service and/or age requirements at separation.

Nonpension Postretirement Benefit Plan

U.S. Nonpension Postretirement Plan

The company sponsors a defined benefit nonpension postretirement benefit plan that provides medical and dental benefits to eligible U.S. retirees and eligible dependents, as well as life insurance for eligible U.S. retirees. Benefits provided vary based on plan design formulas and eligibility requirements. Under all the plan arrangements, there is a maximum cost to the company for these benefits.

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

($ in millions)

	U.S. Plans			Non-U.S. Plans			Total
For the year ended December 31:	2017	2016	2015	2017	2016	2015	2017	2016	2015
Defined benefit pension plans	$237	$(334)	$(284)	$1,315	$1,039	$1,421	$1,552	$705	$1,137
Retention Plan	16	17	23	—	—	—	16	17	23
Total defined benefit pension plans (income)/cost	$253	$(317)	$(261)	$1,315	$1,039	$1,421	$1,568	$722	$1,160
IBM 401(k) Plus Plan and non-U.S. plans	$616	$626	$676	$404	$420	$442	$1,020	$1,046	$1,117
Excess 401(k)	26	24	21	—	—	—	26	24	21
Total defined contribution plans cost	$643	$650	$697	$404	$420	$442	$1,046	$1,070	$1,138
Nonpension postretirement benefit plans cost	$180	$195	$218	$62	$16	$55	$242	$211	$273
Total retirement-related benefits net periodic cost	$1,076	$527	$654	$1,781	$1,475	$1,918	$2,857	$2,003	$2,572

The following table presents a summary of the total PBO for defined benefit pension plans, APBO for nonpension postretirement benefit plans, fair value of plan assets and the associated funded status recorded in the Consolidated Statement of Financial Position.

($ in millions)

	Benefit Obligations		Fair Value of Plan Assets		Funded Status*
At December 31:	2017	2016	2017	2016	2017	2016
U.S. Plans
Overfunded plans
Qualified PPP	$50,602	$50,403	$52,694	$51,405	$2,092	$1,002
Underfunded plans
Excess PPP	$1,532	$1,509	$—	$—	$(1,532)	$(1,509)
Retention Plan	310	307	—	—	(310)	(307)
Nonpension postretirement benefit plan	4,184	4,470	18	26	(4,165)	(4,444)
Total underfunded U.S. plans	$6,026	$6,286	$18	$26	$(6,007)	$(6,260)
Non-U.S. Plans
Overfunded plans
Qualified defined benefit pension plans	$19,537	$17,614	$22,088	$19,647	$2,551	$2,032
Nonpension postretirement benefit plans	0	0	0	0	0	0
Total overfunded non-U.S. plans	$19,537	$17,614	$22,088	$19,647	$2,551	$2,032
Underfunded plans
Qualified defined benefit pension plans	$23,046	$21,447	$18,711	$16,374	$(4,336)	$(5,074)
Nonqualified defined benefit pension plans	6,527	5,919	—	—	(6,527)	(5,919)
Nonpension postretirement benefit plans	732	692	70	71	(663)	(622)
Total underfunded non-U.S. plans	$30,306	$28,059	$18,780	$16,445	$(11,526)	$(11,614)
Total overfunded plans	$70,139	$68,017	$74,782	$71,051	$4,643	$3,034
Total underfunded plans	$36,332	$34,344	$18,799	$16,470	$(17,533)	$(17,874)

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

Notes to Consolidated Financial Statements

International Business Machines Corporation and Subsidiary Companies

At December 31, 2017, the company’s qualified defined benefit pension plans worldwide were 100 percent funded compared to the benefit obligations, with the U.S. Qualified PPP 104 percent funded. Overall, including nonqualified plans, the company’s defined benefit pension plans worldwide were 92 percent funded.

Defined Benefit Pension and Nonpension Postretirement Benefit Plan Financial Information

The following tables through page 134 represent financial information for the company’s retirement-related benefit plans, excluding defined contribution plans. The defined benefit pension plans under U.S. Plans consists of the Qualified PPP, the Excess PPP and the Retention Plan. The defined benefit pension plans and the nonpension postretirement benefit plans under non-U.S. Plans consists of all plans sponsored by the company’s subsidiaries. The nonpension postretirement benefit plan under U.S. Plan consists of only the U.S. Nonpension Postretirement Benefit Plan.

The tables below present the components of net periodic (income)/cost of the retirement-related benefit plans recognized in the Consolidated Statement of Earnings, excluding defined contribution plans.

($ in millions)

	Defined Benefit Pension Plans
	U.S. Plans			Non-U.S. Plans
For the year ended December 31:	2017	2016	2015	2017	2016	2015
Service cost	$—	$—	$—	$410	$420	$454
Interest cost	1,913	2,048	2,028	837	1,035	1,075
Expected return on plan assets	(3,014)	(3,689)	(3,953)	(1,325)	(1,867)	(1,919)
Amortization of transition assets	—	—	—	0	0	0
Amortization of prior service costs/(credits)	16	10	10	(97)	(106)	(98)
Recognized actuarial losses	1,337	1,314	1,654	1,507	1,408	1,581
Curtailments and settlements	—	—	—	19	22	35
Multi-employer plans/other costs*	—	—	—	(36)	126	293
Total net periodic (income)/cost	$253	$(317)	$(261)	$1,315	$1,039	$1,421

($ in millions)

	Nonpension Postretirement Benefit Plans
	U.S. Plan			Non-U.S. Plans
For the year ended December 31:	2017	2016	2015	2017	2016	2015
Service cost	$14	$17	$24	$6	$5	$7
Interest cost	154	165	163	57	51	50
Expected return on plan assets	0	0	0	(7)	(6)	(7)
Amortization of transition assets	—	—	—	0	0	0
Amortization of prior service costs/(credits)	(7)	(7)	(7)	0	(5)	(5)
Recognized actuarial losses	20	20	39	7	9	10
Curtailments and settlements	—	—	—	0	(38)	0
Total net periodic cost	$180	$195	$218	$62	$16	$55

*       Multi-employer plans costs were $40 million, $43 million and $40 million for 2017, 2016, and 2015, respectively. The non-U.S. plans amounts include a gain of $91 million in 2017 related to the IBM UK litigation and retirement-related obligations of $56 million and $233 million related to the IBM Spain pension litigation for 2016, and 2015, respectively.

Notes to Consolidated Financial Statements

International Business Machines Corporation and Subsidiary Companies

The following table presents the changes in benefit obligations and plan assets of the company’s retirement-related benefit plans, excluding defined contribution plans.

($ in millions)

	Defined Benefit Pension Plans				Nonpension Postretirement Benefit Plans
	U.S. Plans		Non-U.S. Plans		U.S. Plan		Non-U.S. Plans
	2017	2016	2017	2016	2017	2016	2017	2016
Change in benefit obligation
Benefit obligation at January 1	$52,218	$53,120	$44,981	$44,717	$4,470	$4,652	$692	$618
Service cost	—	—	410	420	14	17	6	5
Interest cost	1,913	2,048	837	1,035	154	165	57	51
Plan participants’ contributions	—	—	28	30	54	50	—	—
Acquisitions/divestitures, net	—	—	24	(63)	0	0	0	0
Actuarial losses/(gains)	1,895	602	520	3,217	(98)	16	(3)	16
Benefits paid from trust	(3,460)	(3,430)	(1,865)	(1,792)	(385)	(400)	(6)	(5)
Direct benefit payments	(123)	(123)	(384)	(381)	(24)	(30)	(30)	(27)
Foreign exchange impact	—	—	4,657	(2,222)	—	—	18	35
Amendments/curtailments/ settlements/other	—	—	(96)	20	—	—	(1)	0
Benefit obligation at December 31	$52,444	$52,218	$49,111	$44,981	$4,184	$4,470	$732	$692
Change in plan assets
Fair value of plan assets at January 1	$51,405	$51,716	$36,020	$35,748	$26	$71	$71	$59
Actual return on plan assets	4,749	3,118	2,583	3,828	0	0	6	8
Employer contributions	—	—	368	464	394	305	0	0
Acquisitions/divestitures, net	—	—	(28)	(73)	0	0	0	0
Plan participants’ contributions	—	—	28	30	54	50	—	—
Benefits paid from trust	(3,460)	(3,430)	(1,865)	(1,792)	(385)	(400)	(6)	(5)
Foreign exchange impact	—	—	3,694	(2,175)	—	—	(1)	9
Amendments/curtailments/ settlements/other	—	—	(2)*	(10)*	(70)	—	(1)	0
Fair value of plan assets at December 31	$52,694	$51,405	$40,798	$36,020	$18	$26	$70	$71
Funded status at December 31	$250	$(814)	$(8,312)	$(8,960)	$(4,165)	$(4,444)	$(663)	$(622)
Accumulated benefit obligation**	$52,444	$52,218	$47,974	$44,514	N/A	N/A	N/A	N/A

*                 Includes the reinstatement of certain plan assets in Brazil due to government rulings in 2011 and 2013 allowing certain previously restricted plan assets to be returned to IBM. Return of assets to IBM over a three-year period began June 2011 and September 2013 respectively, with approximately $23 million returned in 2016. There were no assets returned during 2017. The remaining surplus in Brazil at December 31, 2017 is excluded from total plan assets due to continued restrictions imposed by the government on the use of those plan assets.

**          Represents the benefit obligation assuming no future participant compensation increases.

N/A—Not applicable

Notes to Consolidated Financial Statements

International Business Machines Corporation and Subsidiary Companies

The following table presents the net funded status recognized in the Consolidated Statement of Financial Position.

($ in millions)

	Defined Benefit Pension Plans				Nonpension Postretirement Benefit Plans
	U.S. Plans		Non-U.S. Plans		U.S. Plan		Non-U.S. Plans
At December 31:	2017	2016	2017	2016	2017	2016	2017	2016
Prepaid pension assets	$2,092	$1,002	$2,551	$2,032	$0	$0	$0	$0
Current liabilities— compensation and benefits	(120)	(118)	(323)	(303)	(353)	(368)	(17)	(15)
Noncurrent liabilities—retirement and nonpension postretirement benefit obligations	(1,722)	(1,698)	(10,541)	(10,689)	(3,812)	(4,076)	(646)	(607)
Funded status—net	$250	$(814)	$(8,312)	$(8,960)	$(4,165)	$(4,444)	$(663)	$(622)

The following table presents the pre-tax net loss and prior service costs/(credits) and transition (assets)/liabilities recognized in OCI and the changes in the pre-tax net loss, prior service costs/(credits) and transition (assets)/liabilities recognized in AOCI for the retirement-related benefit plans.

($ in millions)

	Defined Benefit Pension Plans				Nonpension Postretirement Benefit Plans
	U.S. Plans		Non-U.S. Plans		U.S. Plan		Non-U.S. Plans
	2017	2016	2017	2016	2017	2016	2017	2016
Net loss at January 1	$19,222	$19,363	$20,544	$20,724	$605	$609	$154	$128
Current period loss/(gain)	159	1,173	(740)	1,251	(99)	16	(2)	14
Curtailments and settlements	—	—	(22)	(22)	—	—	0	20
Amortization of net loss included in net periodic (income)/cost	(1,337)	(1,314)	(1,507)	(1,408)	(20)	(20)	(7)	(9)
Net loss at December 31	$18,045	$19,222	$18,275	$20,544	$486	$605	$145	$154
Prior service costs/(credits) at January 1	$90	$101	$(188)	$(294)	$37	$30	$1	$(21)
Curtailments, settlements and other	—	—	1	0	—	—	2	18
Amortization of prior service (costs)/credits included in net periodic (income)/cost	(16)	(10)	97	106	7	7	0	5
Prior service costs/(credits) at December 31	$74	$90	$(90)	$(188)	$45	$37	$3	$1
Transition (assets)/liabilities at January 1	$—	$—	$0	$0	$—	$—	$0	$0
Amortization of transition assets/(liabilities) included in net periodic (income)/cost	—	—	0	0	—	—	0	0
Transition (assets)/liabilities at December 31	$—	$—	$0	$0	$—	$—	$0	$0
Total loss recognized in accumulated other comprehensive income/(loss)*	$18,119	$19,313	$18,184	$20,356	$531	$642	$147	$154

*       See note L, “Equity Activity,” for the total change in AOCI, and the Consolidated Statement of Comprehensive Income for the components of net periodic (income)/cost, including the related tax effects, recognized in OCI for the retirement-related benefit plans.

Notes to Consolidated Financial Statements

International Business Machines Corporation and Subsidiary Companies

The following table presents the pre-tax estimated net loss, estimated prior service costs/(credits) and estimated transition (assets)/ liabilities of the retirement-related benefit plans that will be amortized from AOCI into net periodic (income)/cost in 2018.

($ in millions)

	Defined Benefit		Nonpension Postretirement
	Pension Plans		Benefit Plans
	U.S. Plans	Non-U.S. Plans	U.S. Plan	Non-U.S. Plans
Net loss	$1,538	$1,464	$9	$6
Prior service costs/(credits)	16	(81)	(7)	0
Transition (assets)/liabilities	—	0	—	0

On March 24, 2014, the Supreme Court of Spain issued a ruling against IBM Spain in litigation involving its defined benefit and defined contribution plans. During the fourth quarter of 2016, an arbitration ruling related to the defined contribution plan resulted in an additional charge of $56 million. For the years ended December 31, 2016 and 2015, the company recorded pre-tax retirement-related obligations of $56 million and $233 million, respectively, in selling, general and administrative expense in the Consolidated Statement of Earnings. There were no pre-tax retirement-related obligations for the year ended December 31, 2017. These obligations are reflected in “Non-U.S. Plans—Multi-employer plans/other costs” in the table on page 131.

On October 12, 2012, the High Court in London issued a ruling against IBM United Kingdom Limited and IBM United Kingdom Holdings Limited, both wholly-owned subsidiaries of the company, in litigation involving one of IBM UK’s defined benefit plans. As a result of the ruling, the company recorded a pretax retirement-related obligation of $162 million in the fourth quarter of 2012 in selling, general and administrative expense in the Consolidated Statement of Earnings. As a result of the final Court of Appeal ruling received in August 2017, the company adjusted its obligation under the plan. This adjustment resulted in a gain of $91 million for the year ended December 31, 2017, which was recorded in selling, general and administrative expense in the Consolidated Statement of Earnings. This gain is reflected in “Non-U.S. Plans—Multi-employer plans/other” in the table on page 131. See note M, “Contingencies and Commitments” for additional information.

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

	Defined Benefit Pension Plans
	U.S. Plans			Non-U.S. Plans
	2017	2016	2015	2017	2016	2015
Weighted-average assumptions used to measure net periodic (income)/cost for the year ended December 31
Discount rate	3.80%	4.00%	3.70%	1.80%	2.40%	2.34%
Expected long-term returns on plan assets	5.75%	7.00%	7.50%	3.77%	5.53%	5.67%
Rate of compensation increase	N/A	N/A	N/A	2.45%	2.40%	2.49%
Weighted-average assumptions used to measure benefit obligations at December 31
Discount rate	3.40%	3.80%	4.00%	1.76%	1.80%	2.40%
Rate of compensation increase	N/A	N/A	N/A	2.41%	2.45%	2.40%

N/A—Not applicable

Notes to Consolidated Financial Statements

International Business Machines Corporation and Subsidiary Companies

	Nonpension Postretirement Benefit Plans
	U.S. Plan			Non-U.S. Plans
	2017	2016	2015	2017	2016	2015
Weighted-average assumptions used to measure net periodic cost for the year ended December 31
Discount rate	3.60%	3.70%	3.40%	8.26%	7.06%	7.51%
Expected long-term returns on plan assets	N/A	N/A	N/A	10.47%	9.95%	10.17%
Weighted-average assumptions used to measure benefit obligations at December 31
Discount rate	3.30%	3.60%	3.70%	7.28%	8.26%	7.06%

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

For the U.S. defined benefit pension plans, the changes in the discount rate assumptions impacted the net periodic (income)/ cost and the PBO. The changes in the discount rate assumptions resulted in a decrease in 2017 net periodic income of $64 million, an increase in 2016 net periodic income of $103 million and a decrease in 2015 net periodic income of $286 million. The changes in the discount rate assumptions resulted in an increase in the PBO of $1,962 million and an increase of $998 million for the years ended December 31, 2017 and 2016, respectively.

For the U.S. nonpension postretirement benefit plans, the changes in the discount rate assumptions had no material impact on net periodic cost for the years ended December 31, 2017, 2016 and 2015 and resulted in an increase in the APBO of $88 million and an increase of $33 million at December 31, 2017 and 2016, respectively.

For all of the company’s retirement-related benefit plans, the change in the discount rate assumptions resulted in an increase in the benefit obligation of approximately $2.5 billion at December 31, 2017 and an increase of approximately $4.8 billion at December 31, 2016.

Expected Long-Term Returns on Plan Assets

Expected returns on plan assets, a component of net periodic (income)/cost, represent the expected long-term returns on plan assets based on the calculated market-related value of plan assets. Expected long-term returns on plan assets take into account long-term expectations for future returns and the investment policies and strategies as described on page 136. These rates of return are developed by the company and are tested for reasonableness against historical returns. The use of expected long-term returns on plan assets may result in recognized pension income that is greater or less than the actual returns of those plan assets in any given year. Over time, however, the expected long-term returns are designed to approximate the actual long-term returns, and therefore result in a pattern of income and cost recognition that more closely matches the pattern of the services provided by the employees. Differences between actual and expected returns are recognized as a component of net loss or gain in AOCI, which is amortized as a component of net periodic (income)/cost over the service lives or life expectancy of the plan participants, depending on the plan, provided such amounts exceed certain thresholds provided by accounting standards. The market-related value of plan assets recognizes changes in the fair value of plan assets systematically over a five-year period in the expected return on plan assets line in net periodic (income)/cost.

For the U.S. defined benefit pension plan, the expected long-term rate of return on plan assets for the years ended December 31, 2017, 2016 and 2015 was 5.75 percent, 7.0 percent and 7.5 percent, respectively. The change in the rate in 2017 resulted in a decrease in 2017 net periodic income of $656 million. For the year ended December 31, 2016, the change in the rate resulted in a decrease in net periodic income of $268 million. For the year ended December 31, 2015, the change in the rate in resulted in a decrease in net periodic income of $264 million. For 2018, the projected long-term rate of return on plan assets is 5.25 percent. The 50 basis point year-to-year decline is primarily driven by a change in investment strategy.

Notes to Consolidated Financial Statements

International Business Machines Corporation and Subsidiary Companies

For the U.S. nonpension postretirement benefit plans, the company maintains a highly liquid trust fund balance to ensure timely payments are made. As a result, for the years ended December 31, 2017, 2016 and 2015, the expected long-term return on plan assets and the actual return on those assets were not material.

Rate of Compensation Increases and Mortality Rate

The rate of compensation increases is determined by the company, based upon its long-term plans for such increases. The rate of compensation increase is not applicable to the U.S. defined benefit pension plans as benefit accruals ceased December 31, 2007 for all participants. Mortality rate assumptions are based on life expectancy and death rates for different types of participants. Mortality rates are periodically updated based on actual experience. In the U.S., the Society of Actuaries released new mortality tables in 2014 and updated them in 2015, 2016 and 2017. The company utilized these tables in its plan remeasurements at December 31, 2017 and 2016. For the U.S. retirement-related plans, the change in mortality assumptions resulted in a decrease to the plan benefit obligations of $0.3 billion and $0.6 billion at December 31, 2017 and 2016, respectively.

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

For the PPP, the change in the interest crediting rate to 1.6 percent for the year ended December 31, 2017 from 1.3 percent for the year ended December 31, 2016 resulted in a decrease in 2017 net periodic income of $14 million. The change in the interest crediting rate to 1.3 percent for the year ended December 31, 2016 from 1.1 percent for the year ended December 31, 2015 resulted in a decrease in 2016 net periodic income of $7 million. The interest crediting rate of 1.1 percent for the year ended December 31, 2015 was unchanged from December 31, 2014 and, therefore, had no impact on 2015 net periodic income.

Healthcare Cost Trend Rate

For nonpension postretirement benefit plan accounting, the company reviews external data and its own historical trends for healthcare costs to determine the healthcare cost trend rates. However, the healthcare cost trend rate has an insignificant effect on plan costs and obligations as a result of the terms of the plan which limit the company’s obligation to the participants. The company assumes that the healthcare cost trend rate for 2018 will be 6.5 percent. In addition, the company assumes that the same trend rate will decrease to 5 percent over the next six years. A one percentage point increase or decrease in the assumed healthcare cost trend rate would not have had a material effect on 2017, 2016 and 2015 net periodic cost or the benefit obligations as of December 31, 2017 and 2016.

Plan Assets

Retirement-related benefit plan assets are recognized and measured at fair value. Because of the inherent uncertainty of valuations, these fair value measurements may not necessarily reflect the amounts the company could realize in current market transactions.

Investment Policies and Strategies

The investment objectives of the Qualified PPP portfolio are designed to generate returns that will enable the plan to meet its future obligations. The precise amount for which these obligations will be settled depends on future events, including the retirement dates and life expectancy of the plans’ participants. The obligations are estimated using actuarial assumptions, based on the current economic environment and other pertinent factors described previously on pages 135 and 136. The Qualified PPP portfolio’s investment strategy balances the requirement to generate returns, using potentially higher yielding assets such as equity securities, with the need to control risk in the portfolio with less volatile assets, such as fixed-income securities. Risks include, among others, inflation, volatility in equity values and changes in interest rates that could cause the plan to become underfunded, thereby increasing its dependence on contributions from the company. To mitigate any potential concentration risk, careful consideration is given to balancing the portfolio among industry sectors, companies and geographies, taking into account interest rate sensitivity, dependence on economic growth, currency and other factors that affect investment returns. During 2016 and 2017, the company changed its investment strategy, modifying the target allocation primarily by reducing equity securities and increasing debt securities. These changes were designed to reduce the potential negative impact that equity markets might have on the funded status of the plan. The Qualified PPP portfolio’s target allocation is 12 percent equity securities, 79 percent fixed-income securities, 4 percent real estate and 5 percent other investments.

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

Market liquidity risks are tightly controlled, with $4,683 million of the Qualified PPP portfolio as of December 31, 2017 invested in private market assets consisting of private equities and private real estate investments, which are less liquid than publicly traded securities. In addition, the Qualified PPP portfolio had $1,845 million in commitments for future investments in private markets to be made over a number of years. These commitments are expected to be funded from plan assets.

Derivatives are used as an effective means to achieve investment objectives and/or as a component of the plan’s risk management strategy. The primary reasons for the use of derivatives are fixed income management, including duration, interest rate management and credit exposure, cash equitization and to manage currency and commodity strategies.

Notes to Consolidated Financial Statements

International Business Machines Corporation and Subsidiary Companies

Outside the U.S., the investment objectives are similar to those described previously, subject to local regulations. The weighted-average target allocation for the non-U.S. plans is 23 percent equity securities, 62 percent fixed-income securities, 3 percent real estate and 12 percent other investments, which is consistent with the allocation decisions made by the company’s management. In some countries, a higher percentage allocation to fixed income is required to manage solvency and funding risks. In others, the responsibility for managing the investments typically lies with a board that may include up to 50 percent of members elected by employees and retirees. This can result in slight differences compared with the strategies previously described. Generally, these non-U.S. plans do not invest in illiquid assets and their use of derivatives is consistent with the U.S. plan and mainly for currency hedging, interest rate risk management, credit exposure and alternative investment strategies.

The company’s nonpension postretirement benefit plans are underfunded or unfunded. For some plans, the company maintains a nominal, highly liquid trust fund balance to ensure timely benefit payments.

Defined Benefit Pension Plan Assets

The following table presents the company’s defined benefit pension plans’ asset classes and their associated fair value at December 31, 2017. The U.S. Plan consists of the Qualified PPP and the non-U.S. Plans consist of all plans sponsored by the company’s subsidiaries.

($ in millions)

	U.S. Plan				Non-U.S. Plans
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Equity
Equity securities (1)	$2,215	$0	$—	$2,215	$3,508	$0	$—	$3,508
Equity mutual funds (2)	108	—	—	108	24	—	—	24
Fixed income
Government and related (3)	—	19,762	—	19,762	—	10,103	8	10,111
Corporate bonds (4)	—	17,864	372	18,236	—	2,000	—	2,000
Mortgage and asset-backed securities	—	619	4	623	—	5	—	5
Fixed income mutual funds (5)	338	—	—	338	86	—	—	86
Insurance contracts	—	—	—	—	—	1,366	—	1,366
Cash and short-term investments (6)	100	1,903	—	2,004	221	606	—	827
Real estate	—	—	—	—	—	—	356	356
Derivatives (7)	21	(4)	—	17	20	744	—	764
Other mutual funds (8)	—	—	—	—	60	—	—	60
Subtotal	2,782	40,144	376	43,302	3,918	14,824	365	19,107
Investments measured at net asset value using the NAV practical expedient (9)	—	—	—	9,537	—	—	—	21,744
Other (10)	—	—	—	(145)	—	—	—	(52)
Fair value of plan assets	$2,782	$40,144	$376	$52,694	$3,918	$14,824	$365	$40,798

(1)   Represents U.S. and international securities. The U.S. Plan includes IBM common stock of $14 million, representing 0.03 percent of the U.S. Plan assets. Non-U.S. Plans include IBM common stock of $7 million, representing 0.02 percent of the non-U.S. Plans assets.

(2)   Invests in predominantly equity securities.

(3)   Includes debt issued by national, state and local governments and agencies.

(4)   The U.S. Plan includes IBM corporate bonds of $1 million, representing 0.002 percent of the U.S. Plan assets. Non-U.S. plans include IBM corporate bonds of $1 million representing 0.002 percent of the non-U.S. Plan assets.

(5)   Invests predominantly in fixed income securities.

(6)   Includes cash, cash equivalents and short-term marketable securities.

(7)   Includes interest rate derivatives, forwards, exchange traded and other over-the-counter derivatives.

(8)   Invests in both equity and fixed-income securities.

(9)   Investments measured at fair value using the net asset value (NAV) per share (or its equivalent) as a practical expedient, including commingled funds, hedge funds, private equity and real estate partnerships.

(10) Represents net unsettled transactions, relating primarily to purchases and sales of plan assets.

Notes to Consolidated Financial Statements

International Business Machines Corporation and Subsidiary Companies

The U.S. nonpension postretirement benefit plan assets of $18 million were invested primarily in cash equivalents, categorized as Level 1 in the fair value hierarchy. The non-U.S. nonpension postretirement benefit plan assets of $70 million, primarily in Brazil, and, to a lesser extent, in Mexico and South Africa, were invested primarily in government and related fixed-income securities and corporate bonds, categorized as Level 2 in the fair value hierarchy.

The following table presents the company’s defined benefit pension plans’ asset classes and their associated fair value at December 31, 2016. The U.S. Plan consists of the Qualified PPP and the non-U.S. Plans consist of all plans sponsored by the company’s subsidiaries.

($ in millions)

	U.S. Plan				Non-U.S. Plans
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Equity
Equity securities (1)	$5,778	$1	$—	$5,779	$4,080	$0	$—	$4,080
Equity mutual funds (2)	93	—	—	93	35	—	—	35
Fixed income
Government and related (3)	—	14,897	—	14,897	—	7,577	16	7,593
Corporate bonds (4)	—	18,063	101	18,164	—	2,045	1	2,045
Mortgage and asset-backed securities	—	652	5	656	—	4	—	4
Fixed income mutual funds (5)	359	—	—	359	22	—	—	22
Insurance contracts	—	—	—	—	—	1,137	—	1,137
Cash and short-term investments (6)	55	1,927	—	1,982	294	707	—	1,001
Real estate	—	—	—	—	—	—	294	294
Derivatives (7)	18	20	—	38	43	752	—	796
Other mutual funds (8)	—	—	—	—	114	—	—	114
Subtotal	6,303	35,560	106	41,969	4,589	12,223	310	17,122
Investments measured at net asset value using the NAV practical expedient (9)	—	—	—	9,641	—	—	—	18,946
Other (10)	—	—	—	(205)	—	—	—	(48)
Fair value of plan assets	$6,303	$35,560	$106	$51,405	$4,589	$12,223	$310	$36,020

(1)   Represents U.S. and international securities. The U.S. Plan includes IBM common stock of $28 million, representing 0.1 percent of the U.S. Plan assets. Non-U.S. Plans include IBM common stock of $15 million, representing 0.04 percent of the non-U.S. Plans assets.

(2)   Invests in predominantly equity securities.

(3)   Includes debt issued by national, state and local governments and agencies.

(4)   The U.S. Plan includes IBM corporate bonds of $4 million, representing 0.01 percent of the U.S. Plan assets. Non-U.S. plans include IBM corporate bonds of $1 million representing 0.003 percent of the non-U.S. Plan assets.

(5)   Invests in predominantly fixed-income securities.

(6)   Includes cash and cash equivalents and short-term marketable securities.

(7)   Includes interest rate derivatives, forwards, exchange traded and other over-the-counter derivatives.

(8)   Invests in both equity and fixed-income securities.

(9)   Investments measured at fair value using the net asset value (NAV) per share (or its equivalent) as a practical expedient, including commingled funds, hedge funds, private equity and real estate partnerships.

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

Notes to Consolidated Financial Statements

International Business Machines Corporation and Subsidiary Companies

The following tables present the reconciliation of the beginning and ending balances of Level 3 assets for the years ended December 31, 2017 and 2016 for the U.S. Plan.

($ in millions)

		Mortgage and
	Corporate	Asset-Backed
	Bonds	Securities	Total
Balance at January 1, 2017	$101	$5	$106
Return on assets held at end of year	12	0	11
Return on assets sold during the year	1	0	1
Purchases, sales and settlements, net	259	(1)	258
Balance at December 31, 2017	$372	$4	$376

($ in millions)

		Mortgage and
	Corporate	Asset-Backed
	Bonds	Securities	Total
Balance at January 1, 2016	$2	$10	$12
Return on assets held at end of year	(3)	0	(2)
Return on assets sold during the year	0	1	1
Purchases, sales and settlements, net	103	(5)	99
Transfers, net	(2)	(2)	(3)
Balance at December 31, 2016	$101	$5	$106

The following tables present the reconciliation of the beginning and ending balances of Level 3 assets for the years ended December 31, 2017 and 2016 for the non-U.S. Plans.

($ in millions)

	Government	Corporate	Private Real
	and Related	Bonds	Estate	Total
Balance at January 1, 2017	$16	$1	$294	$310
Return on assets held at end of year	2	0	24	26
Return on assets sold during the year	(3)	0	(1)	(4)
Purchases, sales and settlements, net	(2)	0	9	7
Transfers, net	(6)	0	—	(6)
Foreign exchange impact	2	0	30	31
Balance at December 31, 2017	$8	$—	$356	$365

Notes to Consolidated Financial Statements

International Business Machines Corporation and Subsidiary Companies

($ in millions)

	Government	Corporate	Private Real
	and Related	Bonds	Estate	Total
Balance at January 1, 2016	$16	$4	$411	$431
Return on assets held at end of year	1	0	(22)	(21)
Return on assets sold during the year	0	0	35	35
Purchases, sales and settlements, net	0	(3)	(68)	(72)
Transfers, net	0	—	—	0
Foreign exchange impact	0	0	(62)	(63)
Balance at December 31, 2016	$16	$1	$294	$310

Valuation Techniques

The following is a description of the valuation techniques used to measure plan assets at fair value. There were no changes in valuation techniques during 2017 and 2016.

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

Certain investments are measured at fair value using the net asset value (NAV) per share (or its equivalent) as a practical expedient. These investments, which include commingled funds, hedge funds, private equity and real estate partnerships, are typically valued using the NAV provided by the administrator of the fund and reviewed by the company. The NAV is based on the value of the underlying assets owned by the fund, minus liabilities and divided by the number of shares or units outstanding. In accordance with FASB guidance, these investments have not been classified in the fair value hierarchy. Refer to note B, “Accounting Changes.”

Contributions

Defined Benefit Pension Plans

It is the company’s general practice to fund amounts for pensions sufficient to meet the minimum requirements set forth in applicable employee benefits laws and local tax laws. From time to time, the company contributes additional amounts as it deems appropriate.

The company contributed $192 million in cash and $176 million in U.S. Treasury securities to non-U.S. defined benefit pension plans as well as $40 million in cash to multi-employer plans for the year ended December 31, 2017. The contribution of U.S. Treasury securities is considered a non-cash transaction in the Consolidated Statement of Cash Flows. For the year ended December 31, 2016, the company contributed $169 million in cash and $295 million in U.S. Treasury securities to non-U.S. defined benefit pension plans as well as $43 million in cash to multi-employer plans. The cash contributions to multi-employer plans represent the annual cost included in net periodic (income)/cost recognized in the Consolidated Statement of Earnings. The company’s participation in multi-employer plans has no material impact on the company’s financial statements.

In 2018, the company is not legally required to make any contributions to the U.S. defined benefit pension plans. However, depending on market conditions, or other factors, the company may elect to make discretionary contributions to the Qualified PPP during the year.

In 2018, the company estimates contributions to its non-U.S. defined benefit and multi-employer plans to be approximately $400 million, the largest of which will be contributed to defined benefit pension plans in the UK, Japan and Spain. This amount generally represents legally mandated minimum contributions.

Notes to Consolidated Financial Statements

International Business Machines Corporation and Subsidiary Companies

Financial market performance in 2018 could increase the legally mandated minimum contribution in certain countries which require monthly or daily remeasurement of the funded status. The company could also elect to contribute more than the legally mandated amount based on market conditions or other factors.

Defined Contribution Plans

The company contributed $1,020 million and $1,046 million in cash to the defined contribution plans during the years ended December 31, 2017 and 2016, respectively. In 2018, the company estimates cash contributions to the defined contribution plans to be approximately $1.0 billion.

Nonpension Postretirement Benefit Plans

The company contributed $394 million and $305 million to the nonpension postretirement benefit plans during the years ended December 31, 2017 and 2016, respectively. The $394 million contribution in 2017 consisted of U.S. Treasury securities. In 2017, excess cash in the plan of $70 million was subsequently transferred to the Active Employee Medical Trust. The $305 million contribution in 2016 consisted of $80 million in cash and $225 million in U.S. Treasury securities. The contribution of U.S. Treasury securities is considered a non-cash transaction in the Consolidated Statement of Cash Flows.

Expected Benefit Payments

Defined Benefit Pension Plan Expected Payments

The following table presents the total expected benefit payments to defined benefit pension plan participants. These payments have been estimated based on the same assumptions used to measure the plans’ PBO at December 31, 2017 and include benefits attributable to estimated future compensation increases, where applicable.

($ in millions)

	Qualified	Nonqualified	Qualified	Nonqualified	Total Expected
	U.S. Plan	U.S. Plans	Non-U.S. Plans	Non-U.S. Plans	Benefit
	Payments	Payments	Payments	Payments	Payments
2018	$3,528	$123	$1,879	$338	$5,868
2019	3,510	122	1,898	340	5,870
2020	3,581	124	1,913	380	5,997
2021	3,579	125	1,939	418	6,061
2022	3,486	123	1,981	439	6,029
2023–2027	16,673	588	9,936	2,388	29,585

The 2018 expected benefit payments to defined benefit pension plan participants not covered by the respective plan assets (underfunded plans) represent a component of compensation and benefits, within current liabilities, in the Consolidated Statement of Financial Position.

Nonpension Postretirement Benefit Plan Expected Payments

The following table reflects the total expected benefit payments to nonpension postretirement benefit plan participants. These payments have been estimated based on the same assumptions used to measure the plans’ APBO at December 31, 2017.

($ in millions)

		Qualified	Nonqualified	Total Expected
	U.S. Plan	Non-U.S. Plans	Non-U.S. Plans	Benefit
	Payments	Payments	Payments	Payments
2018	$373	$6	$35	$414
2019	382	6	38	426
2020	390	7	40	437
2021	387	7	43	437
2022	372	7	46	425
2023–2027	1,623	37	285	1,945

The 2018 expected benefit payments to nonpension postretirement benefit plan participants not covered by the respective plan assets represent a component of compensation and benefits, within current liabilities, in the Consolidated Statement of Financial Position.

Other Plan Information

The following table presents information for defined benefit pension plans with accumulated benefit obligations (ABO) in excess of plan assets. For a more detailed presentation of the funded status of the company’s defined benefit pension plans, see the table on page 132.

Notes to Consolidated Financial Statements

International Business Machines Corporation and Subsidiary Companies

($ in millions)

	2017		2016
	Benefit	Plan	Benefit	Plan
At December 31:	Obligation	Assets	Obligation	Assets
Plans with PBO in excess of plan assets	$31,416	$18,711	$29,182	$16,374
Plans with ABO in excess of plan assets	27,751	15,607	28,770	16,272
Plans with assets in excess of PBO	70,139	74,782	68,017	71,051

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

Notes to Consolidated Financial Statements

International Business Machines Corporation and Subsidiary Companies

Management System Segment View

($ in millions)

			Technology
		Global	Services &
	Cognitive	Business	Cloud		Global	Total
For the year ended December 31:	Solutions	Services	Platforms	Systems	Financing	Segments
2017
External revenue	$18,453	$16,348	$34,277	$8,194	$1,696	$78,968
Internal revenue	2,647	363	657	750	1,471	5,889
Total revenue	$21,100	$16,711	$34,934	$8,945	$3,168	$84,857
Pre-tax income from continuing operations	$6,817	$1,401	$4,344	$1,135	$1,279	$14,977
Revenue year-to-year change	1.4%	(2.3)%	(3.1)%	5.7%	(9.3)%	(1.3)%
Pre-tax income year-to-year change	7.3%	(19.1)%	(7.7)%	21.6%	(22.7)%	(2.6)%
Pre-tax income margin	32.3%	8.4%	12.4%	12.7%	40.4%	17.6%

2016
External revenue	$18,187	$16,700	$35,337	$7,714	$1,692	$79,630
Internal revenue	2,630	409	715	750	1,802	6,307
Total revenue	$20,817	$17,109	$36,052	$8,464	$3,494	$85,936
Pre-tax income from continuing operations	$6,352	$1,732	$4,707	$933	$1,656	$15,380
Revenue year-to-year change	3.8%	(3.1)%	0.6%	(18.0)%	(22.0)%	(2.7)%
Pre-tax income year-to-year change	(12.3)%	(33.4)%	(17.0)%	(45.8)%	(29.9)%	(21.5)%
Pre-tax income margin	30.5%	10.1%	13.1%	11.0%	47.4%	17.9%

2015
External revenue	$17,841	$17,166	$35,142	$9,547	$1,840	$81,535
Internal revenue	2,215	499	698	778	2,637	6,826
Total revenue	$20,055	$17,664	$35,840	$10,325	$4,477	$88,361
Pre-tax income from continuing operations	$7,245	$2,602	$5,669	$1,722	$2,364	$19,602
Revenue year-to-year change	(8.4)%	(11.9)%	(9.8)%	(22.4)%	(1.0)%	(11.2)%
Pre-tax income year-to-year change	(11.8)%	(22.3)%	(20.0)%	24.4%	8.0%	(11.8)%
Pre-tax income margin	36.1%	14.7%	15.8%	16.7%	52.8%	22.2%

Notes to Consolidated Financial Statements

International Business Machines Corporation and Subsidiary Companies

Reconciliations of IBM as Reported

($ in millions)

For the year ended December 31:	2017	2016	2015
Revenue
Total reportable segments	$84,857	$85,936	$88,361
Other revenue	171	289	206
Elimination of internal transactions	(5,889)	(6,307)	(6,826)
Total IBM consolidated revenue	$79,139	$79,919	$81,741

($ in millions)

For the year ended December 31:	2017	2016	2015
Pre-tax income from continuing operations
Total reportable segments	$14,977	$15,380	$19,602
Amortization of acquired intangible assets	(945)	(998)	(677)
Acquisition-related charges	(52)	(5)	(26)
Non-operating retirement- related (costs)/income	(1,468)	(598)	(1,050)
Elimination of internal transactions	(726)	(1,160)	(1,675)
Unallocated corporate amounts	(385)	(290)	(230)
Total pre-tax income from continuing operations	$11,400	$12,330	$15,945

Immaterial Items

Investment in Equity Alliances and Equity Alliances Gains/(Losses)

The investments in equity alliances and the resulting gains and (losses) from these investments that are attributable to the segments did not have a material effect on the financial position or the financial results of the segments.

Segment Assets and Other Items

Cognitive Solutions assets are mainly goodwill, acquired intangible assets and accounts receivable. Global Business Services assets are primarily goodwill and accounts receivable. Technology Services & Cloud Platforms assets are primarily goodwill, plant, property and equipment including the assets associated with the outsourcing business, deferred services arrangement transition costs and accounts receivable. Systems assets are primarily goodwill, manufacturing inventory, and plant, property and equipment. Global Financing assets are primarily financing receivables, cash and marketable securities, and fixed assets under operating leases.

To ensure the efficient use of the company’s space and equipment, several segments may share plant, property and equipment assets. Where assets are shared, landlord ownership of the assets is assigned to one segment and is not allocated to each user segment. This is consistent with the company’s management system and is reflected accordingly in the table on page 145. In those cases, there will not be a precise correlation between segment pre-tax income and segment assets.

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

Global Financing amounts for interest income and interest expense reflect the interest income and interest expense associated with the Global Financing business, including the intercompany financing activities discussed on pages 33 and 34, as well as the income from investment in cash and marketable securities. The explanation of the difference between cost of financing and interest expense for segment presentation versus presentation in the Consolidated Statement of Earnings is included on page 48 of the Management Discussion.

Notes to Consolidated Financial Statements

International Business Machines Corporation and Subsidiary Companies

Management System Segment View

($ in millions)

			Technology
		Global	Services &
	Cognitive	Business	Cloud		Global	Total
For the year ended December 31:	Solutions	Services	Platforms	Systems	Financing	Segments
2017
Assets	$24,829	$8,713	$24,619	$3,898	$41,096	$103,155
Depreciation/amortization of intangibles*	1,121	101	2,359	341	267	4,190
Capital expenditures/investments in intangibles	373	50	2,290	189	364	3,265
Interest income	—	—	—	—	1,527	1,527
Interest expense	—	—	—	—	381	381

2016
Assets	$25,517	$8,628	$24,085	$3,812	$36,492	$98,534
Depreciation/amortization of intangibles*	1,228	104	2,224	375	317	4,248
Capital expenditures/investments in intangibles	495	55	2,382	453	380	3,764
Interest income	—	—	—	—	1,547	1,547
Interest expense	—	—	—	—	371	371

2015
Assets	$20,017	$8,327	$23,530	$3,967	$36,157	$91,999
Depreciation/amortization of intangibles*	921	81	1,944	321	343	3,610
Capital expenditures/investments in intangibles	448	86	2,619	321	356	3,830
Interest income	—	—	—	—	1,720	1,720
Interest expense	—	—	—	—	469	469

*  Segment pre-tax income from continuing operations does not include the amortization of intangible assets.

Notes to Consolidated Financial Statements

International Business Machines Corporation and Subsidiary Companies

Reconciliations of IBM as Reported

($ in millions)

At December 31:	2017	2016	2015
Assets
Total reportable segments	$103,155	$98,534	$91,999
Elimination of internal transactions	(6,272)	(5,670)	(4,709)
Unallocated amounts
Cash and marketable securities	9,900	6,752	6,634
Notes and accounts receivable	2,554	2,660	2,333
Deferred tax assets	4,746	5,078	4,693
Plant, other property and equipment	2,659	2,656	2,650
Pension assets	4,643	3,034	1,734
Other	3,972	4,425	5,161
Total IBM consolidated assets	$125,356	$117,470	$110,495

Major Clients

No single client represented 10 percent or more of the company’s total revenue in 2017, 2016 or 2015.

Geographic Information

The following provides information for those countries that are 10 percent or more of the specific category.

Revenue*

($ in millions)

For the year ended December 31:	2017	2016	2015
United States	$29,759	$30,194	$30,514
Japan	8,239	8,339	7,544
Other countries	41,141	41,386	43,683
Total IBM consolidated revenue	$79,139	$79,919	$81,741

*  Revenues are attributed to countries based on the location of the client.

Plant and Other Property—Net

($ in millions)

At December 31:	2017	2016	2015
United States	$4,670	$4,701	$4,644
Other countries	5,985	5,607	5,532
Total	$10,655	$10,308	$10,176

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

($ in millions)

For the year ended December 31:	2017	2016	2015
Cognitive Solutions
Software	$13,598	$13,969	$14,557
Services	4,752	4,111	3,175
Systems	103	107	108
Global Business Services
Services	$16,004	$16,399	$16,851
Software	179	179	164
Systems	165	121	151
Technology Services &
Cloud Platforms
Services	$23,629	$24,311	$23,947
Maintenance	5,783	5,862	6,085
Software	3,610	3,818	3,907
Systems	1,254	1,346	1,203
Systems
Servers	$3,993	$3,567	$5,032
Storage	2,243	2,083	2,325
Software	1,520	1,586	1,749
Services	439	478	442
Global Financing
Financing	$1,167	$1,231	$1,386
Used equipment sales	530	461	454

NOTE U. SUBSEQUENT EVENTS

On January 30, 2018, the company announced that the Board of Directors approved a quarterly dividend of $1.50 per common share. The dividend is payable March 10, 2018 to shareholders of record on February 9, 2018.

On February 6, 2018, IBM Credit LLC issued $2.0 billion in bonds as follows: $450 million of 3-year floating-rate bonds priced at LIBOR plus 16 basis points, $800 million of 3-year fixed-rate bonds with a 2.65 percent coupon and $750 million of 5-year fixed-rate bonds with a 3.0 percent coupon.

Five-Year Comparison of Selected Financial Data

International Business Machines Corporation and Subsidiary Companies

($ in millions except per share amounts)

For the year ended December 31:	2017	2016	2015	2014	2013
Revenue	$79,139	$79,919	$81,741	$92,793	$98,367
Income from continuing operations	$5,758	$11,881	$13,364	$15,751	$16,881
Loss from discontinued operations, net of tax	$(5)	$(9)	$(174)	$(3,729)	$(398)
Net income	$5,753	$11,872	$13,190	$12,022	$16,483
Operating (non-GAAP) earnings*	$12,935	$13,031	$14,659	$16,702	$18,356
Earnings/(loss) per share of common stock:
Assuming dilution:
Continuing operations	$6.14	$12.39	$13.60	$15.59	$15.30
Discontinued operations	$0.00	$(0.01)	$(0.18)	$(3.69)	$(0.36)
Total	$6.14	$12.38	$13.42	$11.90	$14.94
Basic:
Continuing operations	$6.17	$12.44	$13.66	$15.68	$15.42
Discontinued operations	$0.00	$(0.01)	$(0.18)	$(3.71)	$(0.36)
Total	$6.17	$12.43	$13.48	$11.97	$15.06
Diluted operating (non-GAAP)*	$13.80	$13.59	$14.92	$16.53	$16.64
Cash dividends paid on common stock	$5,506	$5,256	$4,897	$4,265	$4,058
Per share of common stock	$5.90	$5.50	$5.00	$4.25	$3.70
Investment in property, plant and equipment	$3,229	$3,567	$3,579	$3,740	$3,623
Return on IBM stockholders’ equity	31.1%	74.0%	101.1%	72.5%	83.8%

At December 31:	2017	2016	2015	2014	2013
Total assets	$125,356	$117,470	$110,495	$117,271	$125,641
Net investment in property, plant and equipment	$11,116	$10,830	$10,727	$10,771	$13,821
Working capital	$12,373	$7,613	$8,235	$7,797	$9,610
Total debt	$46,824	$42,169	$39,890	$40,722	$39,637
Total equity	$17,725	$18,392	$14,424	$12,014	$22,929

*       Refer to the “GAAP Reconciliation,” on page 59 of the company’s 2015 Annual Report for the reconciliation of non-GAAP financial information for 2014 and 2013. Also see “GAAP Reconciliation,” on pages 49 and 55 for the reconciliation of non-GAAP financial information for 2017, 2016 and 2015.

Selected Quarterly Data

International Business Machines Corporation and Subsidiary Companies

($ in millions except per share amounts and stock prices)

	First	Second	Third	Fourth
2017	Quarter	Quarter	Quarter	Quarter	Full Year
Revenue	$18,155	$19,289	$19,153	$22,543	$79,139
Gross profit	$7,772	$8,794	$8,800	$10,862	$36,227
Income/(loss) from continuing operations	$1,753	$2,332	$2,726	$(1,053)	$5,758
Income/(loss) from discontinued operations, net of tax	$(3)	$(1)	$0	$(1)	$(5)
Net income/(loss)	$1,750	$2,331	$2,726	$(1,054)	$5,753
Operating (non-GAAP) earnings*	$2,255	$2,792	$3,079	$4,809	$12,935
Earnings/(loss) per share of common stock**
Assuming dilution	$1.85	$2.48	$2.92	$(1.14)	$6.14
Basic	$1.86	$2.49	$2.93	$(1.14)	$6.17
Diluted operating (non-GAAP)*	$2.38	$2.97	$3.30	$5.18	$13.80
Dividends per share of common stock	$1.40	$1.50	$1.50	$1.50	$5.90
Stock prices++
High	$181.95	$174.52	$155.58	$162.07
Low	$165.52	$150.37	$139.70	$146.48

($ in millions except per share amounts and stock prices)

	First	Second	Third	Fourth
2016	Quarter	Quarter	Quarter	Quarter	Full Year
Revenue	$18,684	$20,238	$19,226	$21,770	$79,919
Gross profit	$8,686	$9,702	$9,013	$10,893	$38,294
Income from continuing operations	$2,016	$2,505	$2,854	$4,505	$11,881
Income/(loss) from discontinued operations, net of tax	$(3)	$0	$(1)	$(4)	$(9)
Net income	$2,014	$2,504	$2,853	$4,501	$11,872
Operating (non-GAAP) earnings*	$2,270	$2,835	$3,149	$4,776	$13,031
Earnings/(loss) per share of common stock**
Assuming dilution:
Continuing operations	$2.09	$2.61	$2.98	$4.73	$12.39
Discontinued operations	$0.00	$0.00	$0.00	$(0.01)	$(0.01)
Total	$2.09	$2.61	$2.98	$4.72	$12.38
Basic:
Continuing operations	$2.09	$2.62	$2.99	$4.75	$12.44
Discontinued operations	$0.00	$0.00	$0.00	$(0.01)	$(0.01)
Total	$2.09	$2.62	$2.99	$4.74	$12.43
Diluted operating (non-GAAP)*	$2.35	$2.95	$3.29	$5.01	$13.59
Dividends per share of common stock	$1.30	$1.40	$1.40	$1.40	$5.50
Stock prices++
High	$151.45	$155.35	$163.53	$168.51
Low	$117.85	$143.50	$151.68	$149.63

*       Refer to page 68 of the company’s first-quarter 2017 Form 10-Q filed on April 25, 2017, page 82 of the company’s second-quarter 2017 Form 10-Q filed on July 25, 2017, page 85 of the company’s third-quarter 2017 Form 10-Q filed on October 31, 2017, and page 55 under the heading “GAAP Reconciliation” for the reconciliation of non-GAAP financial information for the fourthquarter of 2017 and 2016. Also see “GAAP Reconciliation,” on page 49 for the reconciliation of non-GAAP financial information for full-year 2017 and 2016.

**Earnings Per Share (EPS) in each quarter is computed using the weighted-average number of shares outstanding during that quarter while EPS for the full year is computed using the weighted-average number of shares outstanding during the year. Thus, the sum of the four quarters’ EPS does not equal the full-year EPS.

++The stock prices reflect the high and low prices for IBM’s common stock on the New York Stock Exchange composite tape for the periods presented.

Performance Graphs

International Business Machines Corporation and Subsidiary Companies

Comparison of Five- and Ten-Year Cumulative Total Return for IBM, S&P 500 Stock Index and S&P Information Technology Index

The following graphs compare the five- and ten-year cumulative total returns for IBM common stock with the comparable cumulative of certain Standard & Poor’s (S&P) indices. Due to the fact that IBM is a company included in the S&P 500 Stock Index, the SEC’s rules require the use of that index for the required five-year graph. Under those rules, the second index used for comparison may be a published industry or line-of-business index. The S&P Information Technology Index is such an index. IBM is also included in this index.

Each graph assumes $100 invested on December 31 (of the initial year shown in the graph) in IBM common stock and $100 invested on the same date in each of the S&P indices. The comparisons assume that all dividends are reinvested.

Five-Year

(U.S. Dollar)	2012	2013	2014	2015	2016	2017
IBM Common Stock	$100.00	$99.82	$87.44	$77.47	$96.98	$93.12
S & P 500 Index	100.00	132.39	150.51	152.59	170.84	208.14
S & P Information Technology Index	100.00	128.43	154.26	163.40	186.03	258.28

Ten-Year

(U.S. Dollar)	2007	2008	2009	2010	2011	2012	2013	2014	2015	2016	2017
IBM Common Stock	$100.00	$79.24	$125.67	$143.62	$183.01	$193.87	$193.51	$169.53	$150.18	$188.01	$180.52
S & P 500 Index	100.00	63.00	79.67	91.67	93.61	108.59	143.76	163.44	165.70	185.52	226.03
S & P Information Technology Index	100.00	56.86	91.96	101.32	103.77	119.15	153.02	183.81	194.70	221.66	307.74

Stockholder Information

International Business Machines Corporation and Subsidiary Companies

IBM Stockholder Services

Stockholders with questions about their accounts should contact:

Computershare Trust Company, N.A., P.O. Box 505005, Louisville, Kentucky 40233-5005 (888) IBM-6700

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

Computershare Investment Plan (CIP) (formerly IBM Investor Services Program)

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

Annual Meeting

The IBM Annual Meeting of Stockholders will be held on Tuesday, April 24, 2018, at 10 a.m. at the Hyatt Regency Milwaukee, Milwaukee, Wisconsin.

Literature for IBM Stockholders

The literature mentioned below on IBM is available without charge from:

Computershare Trust Company, N.A., P.O. Box 505005, Louisville, Kentucky 40233-5005 (888) IBM-6700.

Investors residing outside the United States, Canada and Puerto Rico should call (781) 575-2727.

The company’s annual report on Form 10-K and the quarterly reports on Form 10-Q provide additional information on IBM’s business. The 10-K report is released by the end of February; 10-Q reports are released by early May, August and November.

The IBM Corporate Responsibility Report highlights IBM’s values and its integrated approach to corporate responsibility, including its innovative strategies to transform communities through global citizenship. Highlights from the Corporate Responsibility Report are available online at ibm.com/responsibility/report. The full Corporate Responsibility Report is available in printed form by downloading the report at ibm.com/responsibility/report.

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