Form 10-K, Exhibit 13
period 2024-12-31
INTERNATIONAL BUSINESS MACHINES CORP
filed 2025-02-25
CIK 51143

s

Report of Financials International Business Machines Corporation and Subsidiary Companies	Exhibit 13	5

MANAGEMENT DISCUSSION		NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Overview	6	Basis & Policies
Forward-Looking and Cautionary Statements	7	A	Significant Accounting Policies	52
Management Discussion Snapshot	8	B	Accounting Changes	66
Description of Business	11	Performance & Operations
Year in Review	16	C	Revenue Recognition	67
Prior Year in Review	29	D	Segments	69
Other Information	33	E	Acquisitions & Divestitures	74
Looking Forward	33	F	Other (Income) and Expense	78
Liquidity and Capital Resources	34	G	Taxes	79
Critical Accounting Estimates	37	H	Earnings Per Share	82
Currency Rate Fluctuations	39	Balance Sheet & Liquidity
Market Risk	40	I	Financial Assets & Liabilities	83
Financing	41	J	Inventory	84
		K	Financing Receivables	84
Report of Management	43	L	Property, Plant & Equipment	87
Report of Independent Registered Public Accounting Firm	44	M	Leases	87
		N	Intangible Assets Including Goodwill	90
		O	Borrowings	91
CONSOLIDATED FINANCIAL STATEMENTS		P	Other Liabilities	94
Income Statement	46	Q	Commitments & Contingencies	95
Comprehensive Income	47	R	Equity Activity	98
Balance Sheet	48	Risk Management, Compensation/Benefits & Other
Cash Flows	49	S	Derivative Financial Instruments	100
Equity	50	T	Stock-Based Compensation	105
		U	Retirement-Related Benefits	108
		V	Subsequent Events	121

		Performance Graphs		122
		Stockholder Information		123
		Board of Directors and Senior Leadership		140

6	Management Discussion International Business Machines Corporation and Subsidiary Companies

OVERVIEW
The financial section of the International Business Machines Corporation (IBM or “the company”) 2024 Annual Report includes the Management Discussion, the Consolidated Financial Statements and the Notes to Consolidated Financial Statements. This Overview is designed to provide the reader with some perspective regarding the information contained in the financial section.
Organization of Information
•The Management Discussion is designed to provide readers with an overview of the business and a narrative on our financial results and certain factors that may affect our future prospects from the perspective of management. The “Management Discussion Snapshot” presents an overview of the key performance drivers in 2024.
•Beginning with the “Year in Review,” the Management Discussion contains the results of operations for each reportable segment of the business, a discussion of our financial position and a discussion of cash flows as reflected in the Consolidated Statement of Cash Flows. “Prior Year in Review,” provides a summary of our reportable segment results and year-to-year comparisons between 2023 and 2022. These segment results have been recast to conform to our organizational structure and management system changes described below. Management Discussion also includes: “Looking Forward” and “Liquidity and Capital Resources,” the latter of which includes a description of management’s definition and use of free cash flow.
•The Consolidated Financial Statements provide an overview of income and cash flow performance and financial position.
•The Notes follow the Consolidated Financial Statements. Among other items, the Notes contain our accounting policies, revenue information, acquisitions and divestitures, certain commitments and contingencies and retirement-related plans information.
•In the first quarter of 2024, we made changes to our organizational structure and management system to better align our portfolio to the market, increase transparency and improve segment comparability to peers. These changes did not impact our Consolidated Financial Statements, but did impact our reportable segments. The segments are reported on a comparable basis for all periods. In addition, due to the removal of certain components of segment profitability we also updated the title of our segment performance metric from pre-tax income from continuing operations to segment profit. Refer to note D, “Segments” for additional information on our reportable segments.
•Over the past several years, we have taken actions to reduce the risk profile of our worldwide retirement-related plans, while at the same time increasing the funded status of the plans. In 2022 and 2024, non-participating single group annuity contracts were purchased from insurers which irrevocably transferred to the insurers certain defined benefit (“DB”) pension obligations and related plan assets. There were no changes to the amount of benefits payable to the participants and beneficiaries of the plans transferred. These pension transfers reduced our pension obligations and assets by approximately the same amount and were purchased using assets from their respective retirement plans with no additional funding contributions required from IBM. Each transaction resulted in the recognition of a one-time, non-operating, non-cash, pre-tax pension settlement charge (“pension settlement charge”) in the respective period of the pension transfer. In September 2022, the IBM Personal Pension Plan (“Qualified PPP”) irrevocably transferred to insurers approximately $16 billion of the Qualified PPP’s DB pension obligations and related plan assets, resulting in a pension settlement charge of $5.9 billion ($4.4 billion net of tax) in the third quarter of 2022. In September 2024, the Qualified PPP irrevocably transferred to an insurer approximately $6 billion of the Qualified PPP’s DB pension obligations and related plan assets, resulting in a pension settlement charge of $2.7 billion ($2.0 billion net of tax) in the third quarter of 2024. In October 2024, IBM Canada LTD (“IBMC”) irrevocably transferred to insurers approximately $1.2 billion of the IBMC IBM Retirement Plan DB pension obligations and related plan assets, resulting in a pension settlement charge of $0.4 billion in the fourth quarter of 2024. These pension settlement charges were primarily related to the accelerated recognition of accumulated actuarial losses of the plans and, given they were non-operating and non-cash, they did not impact our operating (non-GAAP) earnings or cash flow results. Refer to note U, “Retirement-Related Benefits,” for additional information.
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
Operating (non-GAAP) Earnings
In an effort to provide better transparency into the operational results of the business, supplementally, management separates business results into operating and non-operating categories. Operating earnings from continuing operations is a non-GAAP measure that excludes the effects of certain acquisition-related charges and intangible asset amortization, expense resulting from basis differences on equity method investments, retirement-related costs, certain impacts from the Kyndryl separation and their related tax impacts. Due to the unique, non-recurring nature of the enactment of the U.S. Tax Cuts and Jobs Act (U.S. tax reform), management characterizes the one-time provisional charge recorded in the fourth quarter of 2017 and adjustments to that charge as non-operating. Adjustments primarily include true-ups, accounting elections and any changes to regulations, laws or audit adjustments that affect the recorded one-time charge. Management characterized direct and incremental charges incurred related to the Kyndryl separation as non-operating given their unique and non-recurring nature. In 2022, these charges primarily related to any net gains or losses on the Kyndryl common stock and the related cash-settled swap with a third-party financial institution, which were recorded in other (income) and expense in the Consolidated Income Statement. As of November 2, 2022, the company no longer held an ownership interest in Kyndryl. For acquisitions, operating (non-GAAP) earnings exclude the amortization of purchased intangible assets and acquisition-related charges such as in-process research and development, transaction costs, applicable retention, restructuring and related expenses, tax charges related to acquisition integration and pre-closing charges, such as financing costs. These charges are excluded as they may be inconsistent in amount and timing from period to period and are significantly impacted by the size, type and frequency of our acquisitions. Management has also characterized as non-operating expense, given its unique and temporary nature, the mark-to-market impact on the foreign exchange derivative contracts entered into prior to the acquisition of StreamSets and webMethods from Software AG, beginning in December 2023, to economically hedge the foreign currency exposure related to the purchase price of this acquisition. These derivative contracts expired by June 28, 2024. This impact was recorded in other (income) and expense in the Consolidated Income Statement and reflects the changes in fair value of these derivative contracts. All other spending for acquired businesses is included in both earnings from continuing operations and in operating (non-GAAP) earnings. For retirement-related costs, management characterizes certain items as operating and others as non-operating, consistent with GAAP. We include defined benefit plan and nonpension postretirement benefit plan service costs, multi-employer plan costs and the cost of defined contribution plans in operating earnings. Non-operating retirement-related costs include defined benefit plan and nonpension postretirement benefit plan amortization of prior service costs, interest cost, expected return on plan assets, amortized actuarial gains/losses, the impacts of any plan curtailments/settlements including the impact of the pension settlement charges of $3.1 billion ($2.4 billion net of tax) and $5.9 billion ($4.4 billion net of tax) in 2024 and 2022, respectively. Refer to note U, “Retirement-Related Benefits,” for additional information. Non-operating retirement-related costs are primarily related to changes in pension plan assets and liabilities which are tied to financial market performance, and we consider these costs to be outside of the operational performance of the business.
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
FORWARD-LOOKING AND CAUTIONARY STATEMENTS
Certain statements contained in this Annual Report may constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Any forward-looking statement in this Annual Report speaks only as of the date on which it is made; IBM assumes no obligation to update or revise any such statements except as required by law. Forward-looking statements are based on IBM’s current assumptions regarding future business and financial performance; these statements, by their nature, address matters that are uncertain to different degrees. Forward-looking statements involve a number of risks, uncertainties and other factors that could cause actual results to be materially different, as discussed more fully elsewhere in this Annual Report and in the company’s filings with the Securities and Exchange Commission (SEC), including IBM’s 2024 Form 10-K filed on February 25, 2025.

8	Management Discussion International Business Machines Corporation and Subsidiary Companies
MANAGEMENT DISCUSSION SNAPSHOT

($ and shares in millions except per share amounts)
For year ended December 31:	2024 (2)	2023	Yr.-to-Yr. Percent/Margin Change
Revenue (1)	$62,753	$61,860	1.4%
Gross profit margin	56.7%	55.4%	1.2	pts.
Total expense and other (income)	$29,754	$25,610	16.2%
Income from continuing operations before income taxes	$5,797	$8,690	(33.3)%
Provision for/(benefit from) income taxes from continuing operations	$(218)	$1,176	NM
Income from continuing operations	$6,015	$7,514	(19.9)%
Income from continuing operations margin	9.6%	12.1%	(2.6)	pts.
Income/(Loss) from discontinued operations, net of tax	$8	$(12)	NM
Net income	$6,023	$7,502	(19.7)%
Earnings per share from continuing operations–assuming dilution	$6.42	$8.15	(21.2)%
Consolidated earnings per share–assuming dilution	$6.43	$8.14	(21.0)%
Weighted-average shares outstanding–assuming dilution	$937.2	$922.1	1.6%
Assets (3)	$137,175	$135,241	1.4%
Liabilities (3)	$109,783	$112,628	(2.5)%
Equity (3)	$27,393	$22,613	21.1%
(1)Year-to-year revenue growth of 3 percent adjusted for currency.
(2)2024 includes the impact of pension settlement charges of $3.1 billion ($2.4 billion net of tax) resulting in an impact of ($2.57) to diluted earnings per share from continuing operations and an impact of ($2.56) to consolidated diluted earnings per share. Refer to note U, “Retirement-Related Benefits,” for additional information.
(3)At December 31.
NM–Not meaningful
The following table provides the company’s operating (non-GAAP) earnings for 2024 and 2023. Refer to page 28 for additional information.

($ in millions except per share amounts)
For year ended December 31:	2024	2023	Yr.-to-Yr. Percent Change
Net income as reported (1)	$6,023	$7,502	(19.7)%
Income/(Loss) from discontinued operations, net of tax	8	(12)	NM
Income from continuing operations (1)	$6,015	$7,514	(19.9)%
Non-operating adjustments (net of tax)
Acquisition-related charges	1,456	1,292	12.7%
Non-operating retirement-related costs/(income) (1)	2,668	(30)	NM
U.S. tax reform impacts	(455)	95	NM
Operating (non-GAAP) earnings	$9,684	$8,870	9.2%
Diluted operating (non-GAAP) earnings per share	$10.33	$9.62	7.4%
(1)2024 includes the impact of pension settlement charges of $2.4 billion net of tax. Refer to note U, “Retirement-Related Benefits,” for additional information.
NM–Not meaningful

Management Discussion International Business Machines Corporation and Subsidiary Companies	9
Macroeconomic Environment
Our business portfolio underpinned by advanced technology and deep consulting expertise positions us uniquely to deliver end-to-end business transformations. Our diversification across geographies, industries, clients and business mix and our recurring revenue base provides some stability in revenue, profit and cash generation. Clients and partners continue to leverage technology to allow businesses to scale, drive efficiencies and fuel sustainable and profitable growth. The economic headwinds driven by factors such as geopolitical tensions, interest rate volatility, supply chain vulnerabilities, demographic shifts and evolving cyber threats are leading clients to manage their discretionary spending, which has impacted certain areas of our Consulting business during 2024.
For the year ended December 31, 2024, movements in global currencies continued to impact our reported year-to-year revenue and profit. We execute hedging programs which defer, but do not eliminate, the impact of currency. The (gains)/losses from these hedging programs are reflected primarily in other (income) and expense. Refer to “Currency Rate Fluctuations,” for additional information.
Financial Performance Summary
In 2024, we reported $62.8 billion in revenue, income from continuing operations of $6.0 billion, which includes the impact of the pension settlement charges of $3.1 billion ($2.4 billion net of tax), and operating (non-GAAP) earnings of $9.7 billion, which excludes the impact of the pension settlement charges. Refer to “Organization of Information,” for additional information. Diluted earnings per share from continuing operations was $6.42 as reported, including an impact of $2.57 from the pension settlement charges, and diluted earnings per share was $10.33 on an operating (non-GAAP) basis. We generated $13.4 billion in cash from operations and $12.7 billion in free cash flow, and returned $6.1 billion to shareholders in dividends. We are pleased with the progress we made in 2024, delivering revenue growth in our re-positioned business and strong cash flow generation. Our 2024 performance demonstrates the success of our focused strategy, enhanced portfolio and sustainable revenue growth. We increased our investment in innovation and talent and completed eleven acquisitions in 2024, strengthening our hybrid cloud and AI capabilities, all while continuing to return value to shareholders through our dividend.
Total revenue grew 1.4 percent year to year as reported and 3 percent adjusted for currency compared to the prior year, led by our Software performance. Software revenue increased 8.3 percent as reported and 9.0 percent adjusted for currency, with strength across our portfolio. Hybrid Platform & Solutions increased 8.1 percent as reported and 8.7 percent adjusted for currency, reflecting growth across all lines of business with double-digit revenue growth in Red Hat and Automation. Transaction Processing increased 8.7 percent as reported and 9.6 percent adjusted for currency, with growth in both recurring and transactional revenue. Consulting revenue decreased 0.9 percent as reported but grew 0.6 percent adjusted for currency, and continued to be impacted by a dynamic market environment as clients reprioritized spending. Infrastructure decreased 3.9 percent year to year as reported and 2.7 percent adjusted for currency, reflecting product cycle dynamics.
From a geographic perspective, Americas revenue decreased 1.3 percent year to year as reported (0.7 percent adjusted for currency). Europe/Middle East/Africa (EMEA) increased 5.1 percent as reported (4.7 percent adjusted for currency). Asia Pacific grew 3.0 percent as reported (7.9 percent adjusted for currency).
Gross margin of 56.7 percent increased 1.2 points year to year, with continued margin expansion driven by portfolio mix and ongoing productivity initiatives. Operating (non-GAAP) gross margin of 57.8 percent increased 1.3 points versus the prior year, due to the same dynamics.
Total expense and other (income) increased 16.2 percent in 2024 versus the prior year primarily driven by the pension settlement charges of $3.1 billion in 2024, higher spending reflecting our continued investment in portfolio innovation to drive our strategy and higher workforce rebalancing charges. This was partially offset by a gain from the sale of certain QRadar Software-as-a-Service (SaaS) assets, the gain on the divestiture of The Weather Company assets, the benefits from productivity and the actions taken to transform our operations, and the effects of currency. Total operating (non-GAAP) expense and other (income) increased 1.8 percent year to year, driven primarily by the factors described above, excluding the pension settlement charges.
Pre-tax income from continuing operations was $5.8 billion in 2024 compared with $8.7 billion in the prior year and pre-tax margin was 9.2 percent, a decrease of 4.8 points versus 2023. The year-to-year performance was primarily driven by the pension settlement charges in 2024 partially offset by our gross margin expansion and the benefits from productivity and the actions taken to transform our operations which enabled investments to drive innovation. The continuing operations effective tax rate for 2024 was (3.8) percent compared to 13.5 percent in 2023. The current-year effective tax rate was primarily driven by the tax impact of the pension settlement charges and the resolution of certain tax audit matters. Net income from continuing operations was $6.0 billion in 2024 compared with $7.5 billion in the prior year and net income from continuing operations margin was 9.6 percent, a decrease of 2.6 points year to year. Operating (non-GAAP) pre-tax income from continuing operations of $11.2 billion increased 8.7 percent year to year and the operating (non-GAAP) pre-tax margin from continuing operations increased 1.2 points to 17.9 percent. Our revenue growth, portfolio mix and productivity initiatives resulted in strong operating (non-GAAP) pre-tax income growth in 2024 compared to the prior year. The operating (non-GAAP) effective tax rate for 2024 was 13.6 percent compared to 14.0 percent

10	Management Discussion International Business Machines Corporation and Subsidiary Companies
in 2023. Operating (non-GAAP) income from continuing operations of $9.7 billion increased 9.2 percent and the operating (non-GAAP) income margin from continuing operations of 15.4 percent was up 1.1 points year to year.
Diluted earnings per share from continuing operations, which included an impact of $2.57 from the pension settlement charges, was $6.42 in 2024 compared with $8.15 in 2023. Operating (non-GAAP) diluted earnings per share of $10.33 increased 7.4 percent versus 2023.
At December 31, 2024, the balance sheet remained strong with financial flexibility to support and invest in the business. Cash and cash equivalents, restricted cash and marketable securities at year end were $14.8 billion, an increase of $1.3 billion from December 31, 2023. During 2024, we invested $3.3 billion in acquisitions and returned $6.1 billion to shareholders through dividends. Total debt of $55.0 billion at December 31, 2024 decreased $1.6 billion driven by maturities partially offset by debt issuances.
Total assets increased $1.9 billion ($5.2 billion adjusted for currency) from December 31, 2023 primarily driven by an increase in goodwill mainly related to the StreamSets and webMethods acquisition, and higher cash and cash equivalents. Total liabilities decreased $2.8 billion (increased $0.5 billion adjusted for currency) from December 31, 2023 primarily driven by a decrease in debt and postretirement benefit obligations partially offset by an increase in deferred income. Total equity of $27.4 billion increased $4.8 billion from December 31, 2023, primarily driven by net income, common stock issuances and a decrease in accumulated other comprehensive loss; partially offset by dividends.
During 2024, we generated $13.4 billion in cash from operating activities, compared to $13.9 billion in 2023. While cash provided by financing receivables declined year to year from business variability, we had performance-related improvements within net income driving an increase within cash from operating activities. Our free cash flow was $12.7 billion, an increase of $1.5 billion versus the prior year. Refer to page 35 for additional information on free cash flow. Net cash used in investing activities of $4.9 billion decreased $2.1 billion compared to the prior year, mainly driven by a decrease in cash used in acquisitions, higher cash provided by divestitures and the proceeds from the sale of certain QRadar SaaS assets; partially offset by higher net purchases of marketable securities and other investments. Net cash used in financing activities of $7.1 billion increased $5.3 billion compared to 2023, mainly due to a lower level of debt issuances and a higher level of maturities in the current year.

Management Discussion International Business Machines Corporation and Subsidiary Companies	11
DESCRIPTION OF BUSINESS
Please refer to IBM’s Annual Report on Form 10-K filed with the SEC on February 25, 2025, for Item 1A. entitled “Risk Factors.”
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
IBM Strategy
Over the past 5 years, IBM has shifted to higher growth areas, with approximately 75 percent of our business mix in Software and Consulting. Our strategic focus is hybrid cloud and artificial intelligence (AI), today’s most transformative technologies. As clients drive business growth using their existing technology and investing in new ones, they seek flexibility across distributed technology environments and the need to realize value from AI. We have shaped our business to focus on those client needs.
Our strategy aligns with the needs of our clients
Companies are increasingly deploying technology workloads across environments where the business runs, with over 90 percent of executives reporting moving to hybrid cloud architectures (IBM IBV). As organizations continue to face innovation challenges, including increased technical complexity, rapidly growing costs, and scarcity of expertise, AI is an opportunity to unlock unrealized value. However, AI brings similar challenges, including costs of AI models, complexity of AI solutions and its governance, and expertise gaps in integrating AI solutions into business workflows.
To solve these innovation challenges, leading organizations are embracing a hybrid ‘by design’ platform approach. It allows them to take advantage of hybrid multi-cloud by minimizing cost and complexity which simplifies innovation and operations. IBM Consulting has quantified the value of a hybrid by design approach and shown it delivers over three times higher return on investment.
Companies continue to invest in AI and are looking for better approaches to drive enterprise AI adoption. AI is inherently hybrid as it needs to inference, govern, and manage across multiple environments. Conversely, AI simplifies the complexity of hybrid cloud environments through visibility, resource optimization, and automation across platforms and processes.
IBM is strategically positioned to help clients unlock their next chapter of technology-led business growth. It will be built across hybrid multi-cloud and leverage AI. With our portfolio of technology and consulting capabilities, we uniquely help deliver that growth.
IBM’s differentiated portfolio value
IBM Software makes technology that delivers innovation and productivity with capabilities to enable end-to-end enterprise use cases, client usage, consumption, and expansion. We deliver this value in four major areas: Transaction Processing, powering IBM Z to deliver unmatched scalability, security, availability and real-time fraud detection for our client’s mission-critical workloads; Automation, boosting application performance and optimizing costs across clients’ technology operations and reducing overall complexity; Data, accelerating productivity by infusing AI at scale into applications and business processes to drive decisions in real-time; Hybrid cloud platform (Red Hat), unifying on-prem, public and private clouds, and the edge to scale applications and AI models across environments. All capabilities support hybrid cloud deployment and have security and AI embedded throughout.
IBM Consulting provides strategy & technology and intelligent operations services to address clients’ most challenging business goals – including how to be more productive, accelerate growth, and drive innovation. We deliver domain expertise to drive client adoption through our offerings, leveraging hybrid cloud and AI technologies from IBM Software and with strategic partners including AWS, Microsoft, Oracle, SAP, and many others across the ecosystem. IBM Consulting brings speed and scale to innovative solutions that combine industry, domain, and hybrid cloud knowledge together with AI-powered assets, such as IBM Consulting Advantage, a first of its kind AI delivery platform designed to deliver solutions at scale and realize faster time to value, transforming how our consultants work.
IBM Infrastructure enables hybrid cloud environments for mission-critical transactions and AI workloads, while maintaining the highest security and availability. The business is anchored by IBM Z which excels at delivering transaction processing capability with an industry-first integrated on-chip AI accelerator designed for high-speed, latency-optimized inferencing to deliver unmatched throughput, availability, and security. Our distributed infrastructure offerings, Power, Storage, and Cloud, accelerate client’s digital transformations while our Infrastructure Support delivers lifecycle services enhanced with AI to optimize hybrid cloud environments.

12	Management Discussion International Business Machines Corporation and Subsidiary Companies
In support for each business segment, our AI strategy focuses on four key differentiators to help address adoption and challenges: Open, Cost Efficient, Hybrid and Domain Expertise, which we deliver across our portfolio. We enable cheaper inferencing built for hybrid cloud architectures with our Red Hat AI portfolio. We provide small, open Granite models that deliver better performance at a fraction of the price. We embed domain expertise in our models, technologies, and consulting offerings to speed client adoption and value.
IBM Research continues to demonstrate the ability to transition research to market-ready solutions; reinventing how work gets done and building on its legacy of transforming innovation in computing into client-grade solutions. In 2024, we continued to innovate around hybrid cloud and AI which created new business opportunities for IBM, including Granite 3.0 models and InstructLab. In quantum computing, we continue to progress along our Quantum Development & Innovation Roadmap, including the release of the Heron quantum chip and launch of Qiskit 1.0 software development kit.
In addition to organic innovation, we accelerate our strategy and client value with inorganic investments. Areas of focus include hybrid cloud, data, and AI technology along with strategic consulting capabilities. In 2024 IBM closed multiple deals, the most material being the acquisition of assets from Software AG to bolster our automation, data and AI portfolios, and Neural Magic to fuel optimized generative AI innovation across hybrid cloud. Additionally, we announced our intention to acquire HashiCorp, adding advanced capabilities in hybrid multi-cloud infrastructure automation and orchestration.
Hybrid cloud and AI together have the power to unleash business productivity. IBM can bring hybrid cloud and AI to life for clients through our portfolio across the various business segments. Each of our business segments contribute to and benefit from the hybrid cloud and AI strategy. Clients realize greater value when complementary parts of the portfolio come together. For example, within Consulting, we have the world’s largest Red Hat practice differentiated with hybrid by design methodologies, with Consulting Advantage used to leverage AI across every stage of the project lifecycle. In IBM Z, watsonx code assistant for Z uses AI to accelerate modernization journeys, delivering more value to clients.
Collaborating to create value with clients and ecosystem partners
Building our ecosystem is core to our overall strategy, focusing on helping clients transform their core operations and create new sources of competitive advantage through the application of AI and hybrid cloud technologies. Our approach to client engagement allows us to meet clients where they are. We bring our next-generation innovations and core platforms to a wide range of clients and partners through our signature THINK event tour and IBM TechXchange conference. The Partner Plus program makes it easy for partners to deepen technical expertise on IBM products, allowing clients more choice on who to partner with. Additionally, we continue to co-invest with our strategic partners – Adobe, AWS, Microsoft, Oracle, Palo Alto Networks, Salesforce, SAP, ServiceNow – to amplify joint impact for our clients by embedding IBM technology into core platforms that run their businesses.
We also bring product innovations to clients through use cases, our internal “client zero” productivity proof points, and technical experiences to demonstrate the value of our technology as a source of competitive advantage. For example, we have resolved 94 percent of low-level HR inquiries with our AskHR assistant, built on watsonx, freeing up HR professionals to focus on more complex issues. We believe that being a client zero exemplar accelerates our product roadmap and commercial success in addition to delivering productivity to the business.
Business Segments and Capabilities
IBM operates in more than 175 countries around the world. Our platform-centric hybrid cloud and AI strategy is executed through our operations and consists of four business segments: Software, Consulting, Infrastructure and Financing.
In the first quarter of 2025, we announced changes to the reported revenue categories within our Software and Consulting reportable segments effective January 1, 2025. These changes will not impact our Consolidated Financial Statements or our reportable segments. Refer to “Looking Forward,” for additional information.
Software
Software provides software solutions that address client needs for a hybrid cloud platform, data and AI, automation, and security on their journey to hybrid cloud. It includes all software, except operating system software reported in the Infrastructure segment.

Management Discussion International Business Machines Corporation and Subsidiary Companies	13
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
Security: creates a risk-aware, secure business by gaining real-time threat insights, orchestrating actions and automating responses across all touchpoints, in line with a zero-trust security strategy. Security includes software for data security, identity and access management, and threat management.
Transaction Processing: supports clients’ mission-critical, on-premise workloads in industries such as banking, airlines and retail. This includes transaction processing software such as Customer Information Control System and storage software, as well as the analytics and integration software running on IBM operating systems such as DB2 and WebSphere running on z/OS.
Consulting
Consulting provides deep domain, technical, and industry expertise and market-leading capabilities in business transformation, technology implementation and managed services, including cloud managed and application services. Consulting designs, builds and operates technology and business processes based on open, hybrid cloud architectures leveraging the power of generative AI, with IBM technology and ecosystem partner technologies. Consulting uses its IBM Garage method and assets deployed through IBM Consulting Advantage to convene experts to co-create solutions with clients to accelerate their digital transformations through AI and automation.
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
Technology Consulting: helps clients architect and implement solutions securely across cloud platforms, including Amazon, Microsoft, Palo Alto Networks, and IBM, and deploy strategies to transform the enterprise experience and enable innovation, including data transformation for AI with watsonx and application modernization for hybrid cloud with Red Hat OpenShift.
Application Operations: focuses on managing, optimizing, orchestrating, and securing custom application and ISV packages for clients. Services include application management, platform engineering, and security services across hybrid cloud environments.
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

14	Management Discussion International Business Machines Corporation and Subsidiary Companies
IBM Z: the premier transaction processing platform with leading security, resilience and scale, highly optimized for mission-critical, high-volume transaction workloads and enabled for enterprise AI and hybrid cloud. It includes IBM Z and LinuxONE, with a range of high-performance systems designed to address enterprise computing capacity, security and performance needs, z/OS, a security-rich, high-performance enterprise operating system, as well as Linux and other operating systems.
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
Infrastructure Support: delivers comprehensive, proactive and AI-enabled maintenance and support services to maintain and improve the availability and value of clients’ IT infrastructure (hardware and software) both on-premises and in the cloud including maintenance for IBM products and other technology products.

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
Commercial Financing: short-term working capital financing to business partners and distributors primarily of IBM products and services. The company has an existing agreement with a third-party investor to sell IBM short-term commercial financing receivables on a revolving basis. Refer to note K, “Financing Receivables,” for additional information.
Human Capital
Employees and Related Workforce

(In thousands)
For the year ended December 31:	2024
IBM/wholly owned subsidiaries	270.3
Less-than-wholly owned subsidiaries	8.9
Complementary (1)	14.2
(1)The complementary workforce is an approximation of equivalent full-time employees hired under temporary, part-time and limited-term employment arrangements to meet specific business needs in a flexible and cost-effective manner.
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
Talent, Skills and Culture
At IBM, we’re committed to attracting, developing and retaining top talent in a dynamic and competitive environment. Our employee value proposition offers a compelling combination of competitive compensation and exciting career opportunities in the development and delivery of innovative technologies that transform businesses worldwide. Our value proposition and talent strategy are designed to retain our talented professionals.
We are continuously transforming and developing our talent through a combination of learning and hiring. In 2024, we focused on adding skills in key areas such as consulting and technical expertise, while also scaling our capacity in strategically important markets. We’re committed to upskilling and reskilling our workforce, and our digital learning and career platforms are designed to provide employees with the resources they need to build strategic skills and advance their careers. We believe that sharing candid

Management Discussion International Business Machines Corporation and Subsidiary Companies	15
feedback is essential to helping our employees develop their skills and elevate their performance, which is critical to our ability to transform and evolve.
Employee engagement is a key indicator of employee well-being and dedication to our mission, purpose and values. We conduct an annual engagement survey to assess the health of our growth culture and employee sentiment. In 2024, over 200,000 employees globally participated in the survey, providing valuable insights that we are using to enhance the employee experience, transform our culture, and improve our interactions with clients and partners. For the fourth year in a row, more than eight out of ten employees who participated in the survey responded that they felt engaged at work, a testament to our industry-leading talent practices.
An inclusive workplace serves as a catalyst for heightened innovation, agility, and overall performance. This environment fuels business growth, sustainable business outcomes and differentiated value to our clients. This is evident in our ability to attract and retain some of the industry's most skilled and talented individuals. Our goal is to ensure individuals from all backgrounds feel a sense of belonging, nurture their talents and advance in their careers. We strive to help all employees build new capabilities, explore various career paths, and engage with mentors to progress in their professional journeys. Once again, our efforts have resulted in nearly nine out of ten of employees who participated in the engagement survey feeling empowered to be their authentic selves at work.
We are committed to pay equity and transparency, fostering an environment of equal pay for equal work regardless of gender, race, or other personal characteristics. Statistical pay equity assessments are conducted across all countries with IBM employees, reinforcing our dedication to our longstanding pay equity practice.
Health, Safety and Well-Being
IBM demonstrates an unwavering commitment to fostering a culture of health, safety, and well-being for its employees. This commitment is reflected in our comprehensive Health & Safety Management System (HSMS), which is externally certified and aims to create a healthy and safe work environment, minimize work-related injuries and illnesses, and empower our workforce to take an active role in managing health and safety risks.
Recognizing employees as our most valuable asset, we have seamlessly integrated well-being into every facet of our business operations. We believe that our employees perform best at work, at home and in the communities where they live and work when their well-being is supported. We believe in not taking a one-size-fits-all approach and strive to provide programs that are culturally relevant and inclusive to address the needs of a global employee population. We take a holistic approach to well-being, not only focusing on fundamental safety items but also addressing physical, mental and financial health.
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
In 2024, a resilience-building tool and a digital well-being solution were made available to all IBM employees worldwide. These resources offer a personalized approach to assist IBMers with making small changes – with big results. These resources foster healthier habits focused on physical, mental, and emotional well-being.

16	Management Discussion International Business Machines Corporation and Subsidiary Companies
YEAR IN REVIEW
Results of Continuing Operations
Segment Details
As discussed in the “Organization of Information” section, we made changes to our organizational structure and management system in the first quarter of 2024. With these changes, we revised our reportable segments and updated the title of our segment performance metric from pre-tax income from continuing operations to segment profit. Prior-year results have been recast to reflect the January 2024 segment changes as described in note D, “Segments.”
The table below presents each reportable segment’s revenue and gross margin results, followed by an analysis of the 2024 versus 2023 reportable segment results. The segment details below are presented under our historical reported revenue categories. Refer to “Looking Forward” for changes to the revenue categories reported within our Software and Consulting reportable segments effective in the first quarter of 2025. These changes will not impact our Consolidated Financial Statements or our reportable segments.

($ in millions)
For the year ended December 31:	2024	2023 (1)	Yr.-to-Yr. Percent/ Margin Change		Yr.-to-Yr. Percent Change Adjusted for Currency
Revenue
Software	$27,085	$25,011	8.3%		9.0%
Gross margin	83.7%	82.9%	0.8	pts.
Consulting	20,692	20,884	(0.9)%		0.6%
Gross margin	27.0%	26.8%	0.3	pts.
Infrastructure	14,020	14,593	(3.9)%		(2.7)%
Gross margin	55.8%	56.1%	(0.3)	pts.
Financing	713	741	(3.7)%		(2.5)%
Gross margin	47.9%	48.1%	(0.3)	pts.
Other	243	632	(61.6)%		(61.7)%
Gross margin	(352.8)%	(87.4)%	(265.3)	pts.
Total revenue	$62,753	$61,860	1.4%		2.5%
Total gross profit	$35,551	$34,300	3.6%
Total gross margin	56.7%	55.4%	1.2	pts.
Non-operating adjustments
Amortization of acquired intangible assets	724	631	14.6%
Operating (non-GAAP) gross profit	$36,275	$34,931	3.8%
Operating (non-GAAP) gross margin	57.8%	56.5%	1.3	pts.
(1)Recast to reflect January 2024 segment changes.
Software

($ in millions)
For the year ended December 31:	2024	2023 (1)	Yr.-to-Yr. Percent Change	Yr.-to-Yr. Percent Change Adjusted for Currency
Software revenue	$27,085	$25,011	8.3%	9.0%
Hybrid Platform & Solutions	$18,808	$17,396	8.1%	8.7%
Red Hat			11.4	12.0
Automation			14.2	14.8
Data & AI			1.6	2.2
Security			0.8	1.5
Transaction Processing	8,277	7,615	8.7	9.6
(1)Recast to reflect January 2024 segment changes.

Management Discussion International Business Machines Corporation and Subsidiary Companies	17
Software revenue of $27,085 million increased 8.3 percent as reported (9.0 percent adjusted for currency) in 2024 compared to the prior year, reflecting growth across all lines of business with double-digit growth in Red Hat and Automation and high single-digit growth in Transaction Processing. This revenue performance reflects the investments we have been making in Software, both organically and through acquisitions. Our investments in generative AI are contributing to growth, as we had strong demand for our generative AI products such as watsonx, Concert and our AI assistants. We also launched new products in the fourth quarter of 2024 including our next generation of watsonx Code Assistant and Guardium Quantum Safe. In 2024, we also had increased revenue contribution from acquisitions compared to the prior year, including Apptio and StreamSets and webMethods. In addition, we had solid growth in our recurring revenue and double-digit growth in our transactional software revenue in 2024, as we accelerated growth through innovation across our Software portfolio.
Hybrid Platform & Solutions revenue of $18,808 million increased 8.1 percent as reported (8.7 percent adjusted for currency) in 2024 compared to the prior year. Within Hybrid Platform & Solutions, Red Hat revenue increased 11.4 percent as reported (12.0 percent adjusted for currency), which reflects the continued demand for our hybrid cloud solutions as clients are prioritizing application modernization on OpenShift containers and Ansible automation to optimize their IT spending and reduce operational complexity. In 2024, we had double-digit revenue growth in OpenShift and Ansible, and high single-digit revenue growth in RHEL. The growth in OpenShift revenue reflects increased volume in OpenShift Virtualization engagements, and we exited 2024 with OpenShift annual recurring revenue of $1.4 billion. Automation revenue increased 14.2 percent as reported (14.8 percent adjusted for currency), driven by our SaaS subscription offerings such as AIOps and Management, which includes the higher revenue contribution from Apptio. Data & AI revenue increased 1.6 percent as reported (2.2 percent adjusted for currency), with strong growth in Data Fabric and our AI assistant for Customer Care, driven by client demand for our watsonx platform offerings, and strength in asset and supply chain management software which helps clients run sustainable operations. Security revenue increased 0.8 percent as reported (1.5 percent adjusted for currency), with revenue growth in data security and identity and access management, partially offset by a revenue decline in security threat management.
Across Hybrid Platform & Solutions, our annual recurring revenue (ARR) was $15.3 billion exiting 2024, growing at a double-digit rate compared to the prior year. ARR is a key performance metric management uses to assess the health and growth trajectory of our Hybrid Platform & Solutions business within the Software segment. The metric was updated in the first quarter of 2024 to reflect the organizational changes described in the “Organization of Information” section above, and to simplify the calculation. ARR is calculated by using the current quarter’s recurring revenue and then multiplying that value by four. This value includes the following consumption models: (1) software subscription agreements, including committed term licenses, (2) as-a-service arrangements such as SaaS and PaaS, and (3) maintenance and support contracts. ARR should be viewed independently of revenue as this performance metric and its inputs may not represent revenue that will be recognized in future periods.
Transaction Processing revenue of $8,277 million increased 8.7 percent as reported (9.6 percent adjusted for currency) in 2024 compared to the prior year. The performance in 2024 is the result of the combination of clients' growing capacity demands, solid renewal rates, and increased contribution from our generative AI products, including watsonx code assistant for Z. This growth reflects the innovation and value of our transaction processing software, which helps our clients manage their most mission-critical workloads.

($ in millions)
For the year ended December 31:	2024	2023 (1)	Yr.-to-Yr. Percent/ Margin Change
Software
Gross profit	$22,658	$20,721	9.3%
Gross profit margin	83.7%	82.9%	0.8	pts.
Segment profit	$8,684	$7,499	15.8%
Segment profit margin	32.1%	30.0%	2.1	pts.
(1)Recast to reflect January 2024 segment changes.
Software gross profit margin of 83.7 percent in 2024 increased 0.8 points compared to the prior year. Segment profit of $8,684 million increased 15.8 percent and pre-tax margin of 32.1 percent increased 2.1 points compared to the prior year. The year-to-year increases in segment profit and profit margin reflect our operating leverage driven by our revenue performance and the benefits of the productivity actions taken in 2024; partially offset by key investments across our software portfolio.

18	Management Discussion International Business Machines Corporation and Subsidiary Companies
Consulting

($ in millions)
For the year ended December 31:	2024	2023 (1)	Yr.-to-Yr. Percent Change	Yr.-to-Yr. Percent Change Adjusted for Currency
Consulting revenue	$20,692	$20,884	(0.9)%	0.6%
Business Transformation	$9,347	$9,179	1.8%	3.2%
Technology Consulting	3,653	3,775	(3.2)	(1.5)
Application Operations	7,692	7,930	(3.0)	(1.5)
(1)Recast to reflect January 2024 segment changes.
Consulting revenue of $20,692 million decreased 0.9 percent as reported, but increased 0.6 percent adjusted for currency in 2024 compared to the prior year. We had year-to-year revenue growth in Business Transformation, while revenue declined in Technology Consulting and Application Operations in 2024. During 2024, we operated in a dynamic macroeconomic environment following our strong performance in 2023, as clients reprioritized their IT spend toward digital transformation and AI initiatives for cost optimization and operational efficiency. We continued to focus on rapidly evolving our offerings and enhancing investments in skills and capabilities to align with these priorities. Our ability to address client demands contributed to Consulting signings growth in 2024 compared to the prior year. Our generative AI offerings contributed to this signings growth, as clients recognized the value we bring in accelerating their digital transformations through our extensive industry and enterprise AI expertise. Our Red Hat consulting practice grew at a double-digit rate in 2024, with revenue contribution across Consulting and ended the year with total revenue of approximately $3 billion. In addition, Consulting revenue and signings generated through our strategic partnerships continued to grow, contributing double-digit revenue growth year to year. We are actively investing to enhance our skills and capabilities to address our clients’ top priorities, including our fourth-quarter 2024 acquisition of Accelalpha, a global Oracle services provider.
Business Transformation revenue of $9,347 million increased 1.8 percent as reported (3.2 percent adjusted for currency) compared to the prior year, driven by revenue growth in transformation projects for finance, supply chain, and data.
Technology Consulting revenue of $3,653 million decreased 3.2 percent as reported (1.5 percent adjusted for currency), driven by a decline in client spending on application development; partially offset by revenue growth in cloud-based application modernization projects.
Application Operations revenue of $7,692 million decreased 3.0 percent as reported (1.5 percent adjusted for currency), as clients reprioritized spending away from on-premise customized services.

($ in millions)
For the year ended December 31:	2024	2023 (1)	Yr.-to-Yr. Percent/ Margin Change
Consulting
Gross profit	$5,589	$5,588	0.0%
Gross profit margin	27.0%	26.8%	0.3	pts.
Segment profit	$2,054	$2,130	(3.6)%
Segment profit margin	9.9%	10.2%	(0.3)	pts.
(1)Recast to reflect January 2024 segment changes.
Consulting gross profit margin increased 0.3 points to 27.0 percent compared to the prior year. Segment profit of $2,054 million decreased 3.6 percent and segment profit margin decreased 0.3 points to 9.9 percent compared to the prior year. The segment profit and profit margin performance reflects the investment in skills and capabilities we have made to meet the priorities of our clients, partially offset by the benefits from the productivity actions we took in 2024.

Management Discussion International Business Machines Corporation and Subsidiary Companies	19
Consulting Signings and Book-to-Bill

($ in millions)
For the year ended December 31:	2024	2023 (1)	Yr.-to-Yr. Percent Change	Yr.-to-Yr. Percent Change Adjusted for Currency
Total Consulting signings	$25,103	$24,305	3.3%	4.7%
(1)Recast to reflect January 2024 segment changes.
Consulting signings grew 3.3 percent as reported (4.7 percent adjusted for currency) in 2024, driven by our strong performance in signings in the fourth quarter of 2024. This performance reflects our ability to address client demands and the contribution of our generative AI solutions that help clients accelerate their digital transformations. Our book-to-bill ratio over the trailing twelve months was 1.21. Book-to-bill represents the ratio of IBM Consulting signings to its revenue over the same period and is a useful indicator of the demand for our business over time.
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
Infrastructure

($ in millions)
For the year ended December 31:	2024	2023	Yr.-to-Yr. Percent Change	Yr.-to-Yr. Percent Change Adjusted for Currency
Infrastructure revenue	$14,020	$14,593	(3.9)%	(2.7)%
Hybrid Infrastructure	$8,913	$9,215	(3.3)%	(2.3)%
IBM Z			(10.0)	(8.9)
Distributed Infrastructure			1.6	2.6
Infrastructure Support	5,107	5,377	(5.0)	(3.4)
Infrastructure revenue of $14,020 million decreased 3.9 percent as reported (2.7 percent adjusted for currency) as compared to the prior year, reflecting product cycle dynamics within Hybrid Infrastructure and Infrastructure Support.
Hybrid Infrastructure revenue of $8,913 million decreased 3.3 percent as reported (2.3 percent adjusted for currency) as compared to the prior year. Within Hybrid Infrastructure, IBM Z revenue decreased 10.0 percent as reported (8.9 percent adjusted for currency) on a year-to-year basis. At the end of 2024, z16 was in its eleventh quarter of availability, and the combination of resiliency, reliability, and security of this platform continues to resonate with clients. The total revenue performance from the z16 program has outpaced prior Z cycles, and program-to-date installed MIPS have increased more than 30 percent as clients’ capacity needs continued to grow. IBM Z remains an enduring platform for mission-critical workloads, driving hardware adoption as well as related software, storage and services. Distributed Infrastructure revenue increased 1.6 percent as reported (2.6 percent adjusted for currency), driven primarily by double-digit growth in Storage systems, partially offset by a decline in cloud platform revenue. Storage revenue performance was driven by growth in high-end storage tied to the z16 platform and solutions tailored to protect, manage and access data for generative AI. In the fourth quarter of 2024, we introduced new innovation within Storage designed to give clients the ability to scale storage capacity to meet the growing data demands to support the next generation of AI workloads and projects.
Infrastructure Support revenue of $5,107 million decreased 5.0 percent as reported (3.4 percent adjusted for currency), driven by volume declines in support of non-IBM equipment and IBM product cycle dynamics.

20	Management Discussion International Business Machines Corporation and Subsidiary Companies

($ in millions)
For the year ended December 31:	2024	2023 (1)	Yr.-to-Yr. Percent/ Margin Change
Infrastructure
Gross profit	$7,819	$8,187	(4.5)%
Gross profit margin	55.8%	56.1%	(0.3)	pts.
Segment profit	$2,450	$2,828	(13.4)%
Segment profit margin	17.5%	19.4%	(1.9)	pts.
(1)Recast to reflect January 2024 segment changes.
Infrastructure gross profit margin decreased 0.3 points to 55.8 percent in 2024 compared to the prior year, reflecting product cycle dynamics within both Hybrid Infrastructure and Infrastructure Support. Segment profit of $2,450 million decreased 13.4 percent and segment profit margin decreased 1.9 points to 17.5 percent primarily driven by product cycle dynamics and the investments in innovation we continued to make across IBM Z, Power and Storage systems in support of our clients’ increasing demand for capacity, reliability and security, and the integration of generative AI across their enterprises. The impact to segment profit from these increased investments was partially offset by a year-to-year increase in intellectual property and custom development income in 2024.
Financing
Refer to pages 41 through 42 for a discussion of Financing’s segment results.
Geographic Revenue
In addition to the revenue presentation by reportable segment, we also measure revenue performance on a geographic basis.

($ in millions)
For the year ended December 31:	2024	2023	Yr.-to-Yr. Percent Change	Yr.-to-Yr. Percent Change Adjusted for Currency
Total revenue	$62,753	$61,860	1.4%	2.5%
Americas	$31,266	$31,666	(1.3)%	(0.7)%
Europe/Middle East/Africa	19,429	18,492	5.1	4.7
Asia Pacific	12,058	11,702	3.0	7.9
Geographic revenue performance for 2024 as compared to 2023:
Americas revenue decreased 1.3 percent as reported and 0.7 percent adjusted for currency. The U.S. decreased 0.5 percent. Canada decreased 4.5 percent as reported and 2.9 percent adjusted for currency. Latin America decreased 3.5 percent as reported, but was flat adjusted for currency. Within Latin America, Brazil revenue decreased 9.4 percent as reported and 5.0 percent adjusted for currency.
EMEA revenue increased 5.1 percent as reported and 4.7 percent adjusted for currency. Germany increased 14.5 percent as reported and 15.1 percent adjusted for currency. The UK increased 4.3 percent as reported and 1.8 percent adjusted for currency. Italy increased 3.5 percent as reported and 3.9 percent adjusted for currency. France was flat both as reported and adjusted for currency.
Asia Pacific revenue increased 3.0 percent as reported and 7.9 percent adjusted for currency. Japan revenue increased 7.6 percent as reported and 16.2 percent adjusted for currency. China decreased 7.2 percent as reported and 6.1 percent adjusted for currency. Australia decreased 3.6 percent as reported and 2.6 percent adjusted for currency. India decreased 1.5 percent as reported, but was flat adjusted for currency.

Management Discussion International Business Machines Corporation and Subsidiary Companies	21
Total Expense and Other (Income)

($ in millions)
For the year ended December 31:	2024	2023	Yr.-to-Yr. Percent/ Margin Change
Total expense and other (income) (1)	$29,754	$25,610	16.2%
Non-operating adjustments
Amortization of acquired intangible assets	(1,107)	(996)	11.1
Acquisition-related charges	(122)	(33)	271.1
Non-operating retirement-related (costs)/income (1)	(3,457)	39	NM
Operating (non-GAAP) expense and other (income)	$25,068	$24,620	1.8%
Total expense-to-revenue ratio	47.4%	41.4%	6.0 pts.
Operating (non-GAAP) expense-to-revenue ratio	39.9%	39.8%	0.1 pts.
(1)2024 includes the impact of pension settlement charges of $3.1 billion. Refer to note U, “Retirement-Related Benefits,” for additional information.
NM–Not meaningful
Our expense dynamics in 2024 reflect our continued investment to execute our hybrid cloud and AI strategy. We remain focused on our productivity initiatives as we digitally transform our business processes and scale AI within IBM. This includes simplifying our application and infrastructure environments, aligning our teams by workflow and enabling a higher value-add workforce through automation and AI-driven efficiencies. These productivity initiatives allowed for continued investments to drive innovation in our portfolio.
Total expense and other (income) increased 16.2 percent in 2024 versus the prior year primarily driven by the pension settlement charges of $3.1 billion in 2024, higher spending reflecting our continued investment in portfolio innovation to drive our strategy and higher workforce rebalancing charges; partially offset by the benefits from productivity and the actions taken to transform our operations, higher gains from divestitures, and the effects of currency.
Total operating (non-GAAP) expense and other (income) increased 1.8 percent year to year, driven primarily by the factors described above, excluding the pension settlement charges.
For additional information regarding total expense and other (income) for both expense presentations, refer to the following analyses by category.
Selling, General and Administrative Expense

($ in millions)
For the year ended December 31:	2024	2023	Yr.-to-Yr. Percent Change
Selling, general and administrative expense
Selling, general and administrative–other	$16,047	$15,706	2.2%
Advertising and promotional expense	1,173	1,237	(5.2)
Workforce rebalancing charges	696	438	58.8
Amortization of acquired intangible assets	1,105	995	11.0
Stock-based compensation	690	616	12.0
Provision for/(benefit from) expected credit loss expense	(21)	10	NM
Total selling, general and administrative expense	$19,688	$19,003	3.6%
Non-operating adjustments
Amortization of acquired intangible assets	(1,105)	(995)	11.0
Acquisition-related charges	(55)	(44)	23.8
Operating (non-GAAP) selling, general and administrative expense	$18,529	$17,964	3.1%
NM–Not meaningful

22	Management Discussion International Business Machines Corporation and Subsidiary Companies
Total selling, general and administrative (SG&A) expense increased 3.6 percent in 2024 versus 2023, driven primarily by the following factors:
•Higher net spending (3 points), including expenses of acquired businesses (1 point), as a result of our continued investment to drive our hybrid cloud and AI strategy; partially offset by benefits from productivity and the actions taken to transform our operations; and
•Higher workforce rebalancing charges (1 point) to address stranded costs and accelerate our productivity initiatives; partially offset by
•The effects of currency (1 point).
Operating (non-GAAP) SG&A expense increased 3.1 percent year to year primarily driven by the same factors.
Expected credit loss was a benefit of $21 million in 2024 as compared to a provision of $10 million in 2023. The year-to-year change was primarily driven by lower specific reserve requirements in the current year. Refer to “Receivables and Allowances” section on page 25 for additional information.
Research, Development and Engineering Expense

($ in millions)
For the year ended December 31:	2024	2023	Yr.-to-Yr. Percent Change
Total research, development and engineering	$7,479	$6,775	10.4%
Research, development and engineering (RD&E) expense increased 10.4 percent in 2024 versus 2023, primarily driven by investments to drive innovation in AI, hybrid cloud and quantum, as well as in Infrastructure ahead of our next IBM Z cycle in 2025.
Intellectual Property and Custom Development Income

($ in millions)
For the year ended December 31:	2024	2023	Yr.-to-Yr. Percent Change
Intellectual property income (1) (2)	$329	$374	(12.1)%
Custom development income	667	485	37.5
Total	$996	$860	15.9%
(1)Includes licensing, royalty-based fees and sales.
(2)Prior-year amounts have been reclassified to conform to the change in 2024 presentation.
Total Intellectual Property and Custom Development Income increased 15.9 percent in 2024 compared to 2023. The increase was primarily driven by joint development and licensing agreements with a Japanese consortium to leverage our intellectual property and expertise on advanced semiconductors.
The timing and amount of licensing, sales or other transfers of IP may vary significantly from period to period depending upon the timing of licensing agreements, economic conditions, industry consolidation and the timing of new patents and know-how development.

Management Discussion International Business Machines Corporation and Subsidiary Companies	23
Other (Income) and Expense

($ in millions)
For the year ended December 31:	2024	2023	Yr.-to-Yr. Percent Change
Other (income) and expense
(Gains)/losses on foreign currency transactions	$(458)	$116	NM
(Gains)/losses on derivative instruments (1)	515	(17)	NM
Interest income	(747)	(670)	11.4%
Net (gains)/losses from securities and investment assets	(20)	(39)	(49.4)
Retirement-related costs/(income)	3,457	(39)	NM
Other	(877)	(266)	230.3
Total other (income) and expense	$1,871	$(914)	NM
Non-operating adjustments
Amortization of acquired intangible assets	(2)	(1)	144.6
Acquisition-related charges (1)	(68)	11	NM
Non-operating retirement-related costs/(income)	(3,457)	39	NM
Operating (non-GAAP) other (income) and expense	$(1,656)	$(866)	91.3%
(1)2024 and 2023 include the impact of a $68 million loss and $12 million gain, respectively, recognized on foreign exchange derivative contracts entered into by the company prior to the acquisition of StreamSets and webMethods from Software AG. Refer to note S, “Derivative Financial Instruments,” for additional information.
NM–Not meaningful
Total other (income) and expense was $1,871 million of expense in 2024 compared to income of $914 million in 2023. The year-to-year change was primarily driven by:
•Non-operating retirement-related cost of $3,457 million in the current-year period versus $39 million of income in the prior-year period primarily driven by the impact of the pension settlement charges of $3,113 million in 2024 and an increase in recognized actuarial losses due to the change in amortization period of the Qualified PPP, effective January 1, 2024. Refer to note U, “Retirement-Related Benefits,” for additional information; and
•Lower gains on land/building dispositions ($126 million) included in “Other”; partially offset by
•A gain of $349 million from the sale of certain QRadar SaaS assets in 2024, included in “Other”. Refer to note E, “Acquisitions & Divestitures,” for additional information; and
•Higher gains on divestitures ($206 million) primarily driven by the divestiture of The Weather Company assets ($243 million), included in “Other”. Refer to note E, “Acquisitions & Divestitures,” for additional information; and
•Higher gains on sales of intangibles ($87 million) included in “Other”; and
•Higher interest income ($77 million) primarily driven by a higher average cash balance in the current year.
Operating (non-GAAP) other (income) and expense was income of $1,656 million in 2024 and increased $790 million compared to the prior year. The year-to-year change was primarily driven by the gain recognized from the sale of certain QRadar SaaS assets in the current year, higher gains on divestitures and sales of intangibles and higher interest income.
Interest Expense

($ in millions)
For the year ended December 31:	2024	2023	Yr.-to-Yr. Percent Change
Total interest expense	$1,712	$1,607	6.5%
Interest expense of $1,712 million in 2024 increased $105 million compared to 2023. Interest expense is presented in cost of financing in the Consolidated Income Statement only if the related external borrowings are to support the Financing external business. Overall interest expense (excluding capitalized interest) in 2024 was $2,048 million, an increase of $108 million year to year primarily driven by higher average interest rates.

24	Management Discussion International Business Machines Corporation and Subsidiary Companies
Stock-Based Compensation
Pre-tax stock-based compensation cost of $1,311 million increased $178 million compared to 2023. This was primarily due to increases from restricted stock units ($108 million), performance share units ($36 million), stock options ($23 million) and employees stock purchase plan ($11 million). The increases were primarily driven by stock-based compensation awards granted as part of our annual cycles for executives and other employees. The year-to-year change in stock-based compensation cost was reflected in the following categories: Cost: $223 million, up $33 million; SG&A expense: $690 million, up $74 million; and RD&E expense: $398 million, up $70 million.
Retirement-Related Plans
The following table provides the total pre-tax cost for all retirement-related plans. Total operating costs/(income) are included in the Consolidated Income Statement within the caption (e.g., Cost, SG&A, RD&E) relating to the job function of the plan participants.

($ in millions)
For the year ended December 31:	2024	2023	Yr.-to-Yr. Percent Change
Retirement-related plans–cost
Service cost	$568	$183	209.8%
Multi-employer plans	13	13	(3.7)
Cost of defined contribution plans	440	991	(55.6)
Total operating costs/(income)	$1,021	$1,188	(14.0)%
Interest cost	$2,135	$2,415	(11.6)%
Expected return on plan assets	(2,800)	(2,971)	(5.7)
Recognized actuarial losses	967	508	90.2
Amortization of prior service costs/(credits)	(7)	(9)	(17.9)
Curtailments/settlements (1)	3,159	5	NM
Other costs	3	13	(74.7)
Total non-operating costs/(income) (1)	$3,457	$(39)	NM
Total retirement-related plans–cost (1)	$4,478	$1,149	289.7%
(1)2024 includes pension settlement charges of $3.1 billion. Refer to note U,“Retirement-Related Benefits,” for additional information.
NM–Not meaningful
Total pre-tax retirement-related plan cost increased by $3,329 million compared to 2023, primarily due to a increase in curtailments/settlements ($3,154 million) primarily driven by the pension settlement charges in 2024, higher recognized actuarial losses ($459 million), higher service cost ($385 million) and lower expected returns on plan assets ($171 million); partially offset by lower cost of defined contribution plans ($551 million) and lower interest costs ($280 million).
As discussed in the “Operating (non-GAAP) Earnings” section, we characterize certain retirement-related costs as operating and others as non-operating. Utilizing this characterization, operating retirement-related costs in 2024 were $1,021 million, a decrease of $167 million compared to 2023, primarily driven by lower cost of defined contribution plans ($551 million), partially offset by higher service cost ($385 million) due to U.S. retirement plan changes effective January 1, 2024. Including the related employee salary increase effective January 1, 2024, the net impact to our operating costs from the U.S. retirement plan changes was immaterial for the current year. Refer to note U, “Retirement-Related Benefits,” for additional information. Non-operating cost was $3,457 million in 2024 as compared to income of $39 million in 2023. The year-to-year change in non-operating costs was driven primarily by the pension settlement charges in the current year and higher recognized actuarial losses; partially offset by lower interest costs.
Income Taxes
The continuing operations effective tax rate for 2024 was (3.8) percent compared to 13.5 percent in 2023. The current-year effective tax rate was primarily driven by the tax impact of the pension settlement charges and the resolution of certain tax audit matters. The operating (non-GAAP) effective tax rate for 2024 was 13.6 percent compared to 14.0 percent in 2023. For additional information, refer to note G, “Taxes.”

Management Discussion International Business Machines Corporation and Subsidiary Companies	25
1
Financial Position
Dynamics
Our balance sheet at December 31, 2024 continues to provide us with flexibility to support and invest in the business.
Cash and cash equivalents, restricted cash and marketable securities at December 31, 2024 were $14,804 million, an increase of $1,342 million compared to prior-year end. Total debt of $54,973 million decreased $1,574 million compared to December 31, 2023. We continue to manage our debt levels while being acquisitive and without sacrificing investments in our business.
During 2024, we generated $13,445 million in cash from operating activities, compared to $13,931 million in 2023. While cash provided by financing receivables declined year to year from business variability, we had performance-related improvements within net income driving an increase within cash from operating activities. Our free cash flow for 2024 was $12,749 million, an increase of $1,538 million versus the prior year. Refer to page 35 for additional information on free cash flow. Our cash generation enables us to continue investing in innovation and expertise across the portfolio, while returning value to shareholders through dividends. We invested $3,289 million in acquisitions and returned $6,147 million to shareholders through dividends in 2024.

Consistent with accounting standards, the company remeasured the funded status of our retirement and postretirement plans at December 31. The overall net underfunded position at December 31, 2024 was $2,657 million, a decrease of $1,348 million from the prior-year end, primarily due to higher discount rates. At year end, our qualified defined benefit pension plans were well funded and the required contributions related to these plans and multi-employer plans are expected to be $100 million in 2025. In 2024, the return on the U.S. Personal Pension Plan assets was 2.6 percent and the plan was 136 percent funded at December 31, 2024. Overall, global asset returns were 2.0 percent and the qualified defined benefit plans worldwide were 116 percent funded at December 31, 2024.

IBM Working Capital

($ in millions)
At December 31:	2024	2023
Current assets	$34,482	$32,908
Current liabilities	$33,142	$34,122
Working capital	$1,340	$(1,214)
Current ratio	1.04:1	0.96:1
Working capital increased $2,554 million from the year-end 2023 position. Current assets increased $1,574 million ($2,707 million adjusted for currency) primarily in cash and cash equivalents, and short-term financing receivables. Current liabilities decreased $980 million (increased $37 million adjusted for currency) as a result of a decrease in short-term debt mainly due to maturities; partially offset by an increase in deferred income.
Receivables and Allowances
Roll Forward of Total IBM Receivables Allowance for Credit Losses

($ in millions)
January 1, 2024	Additions/ (Releases) (1)	Write-offs (2)	Foreign currency and other (3)	December 31, 2024
$457	$(18)	$(146)	$(21)	$273
(1)Additions/(Releases) for allowance for credit losses are recorded in expense.
(2)Refer to note A, “Significant Accounting Policies,” for additional information regarding allowance for credit loss write-offs.
(3)Other includes additions/(releases) related to discontinued operations.
Excluding receivables classified as held for sale, the total IBM receivables provision coverage was 1.4 percent at December 31, 2024, a decrease of 80 basis points compared to December 31, 2023. The decrease in coverage is due to declines in reserves primarily driven by write-offs. The majority of the write-offs during the year were related to receivables which had been previously reserved and were considered uncollectible as the related customer is no longer in operation, or there was no reasonable expectation of repossession or additional collections primarily due to the age of the receivables. Write-offs also includes about $60 million of previously reserved receivables from discontinued operations. Refer to Financing’s “Financial Position” on page 42 for additional details regarding the Financing segment receivables and allowances.

26	Management Discussion International Business Machines Corporation and Subsidiary Companies
Noncurrent Assets and Liabilities

($ in millions)
At December 31:	2024	2023
Noncurrent assets	$102,693	$102,333
Long-term debt	$49,884	$50,121
Noncurrent liabilities (excluding debt)	$26,756	$28,385
The increase in noncurrent assets of $360 million ($2,453 million adjusted for currency) was primarily due to an increase in goodwill primarily from the StreamSets and webMethods acquisition; partially offset by currency impacts.

Long-term debt decreased $237 million (increased $761 million adjusted for currency) primarily driven by reclassifications to short-term debt to reflect upcoming maturities and currency impacts; partially offset by our first-quarter 2024 debt issuances.
Noncurrent liabilities (excluding debt) decreased $1,629 million ($337 million adjusted for currency) primarily driven by lower retirement and postretirement benefit obligations.
Debt
Our funding requirements are continually monitored as we execute our strategies to manage the overall asset and liability profile. Additionally, we maintain sufficient flexibility to access global funding sources as needed.

($ in millions)
At December 31:	2024	2023
Total debt	$54,973	$56,547
Financing segment debt (1)	$12,116	$11,879
Non-Financing debt	$42,858	$44,668
(1)Refer to Financing’s “Financial Position” on page 41 for additional details.
Total debt of $54,973 million decreased $1,574 million ($536 million adjusted for currency) from December 31, 2023, primarily driven by maturities of $6,615 million; partially offset by proceeds from issuances of $5,705 million.
Non-Financing debt of $42,858 million decreased $1,810 million ($1,029 million adjusted for currency) from December 31, 2023, primarily driven by maturities; partially offset by proceeds from issuances.
Financing segment debt of $12,116 million increased $236 million ($493 million adjusted for currency) from December 31, 2023, primarily due to higher funding requirements associated with financing receivables.
Financing provides financing solutions predominantly for IBM’s external client assets, and the debt used to fund Financing assets is primarily composed of intercompany loans. Total debt changes generally correspond with the level of client and commercial financing receivables, the level of cash and cash equivalents, the change in intercompany and external payables and the change in intercompany investment from IBM. The terms of the intercompany loans are set by the company to substantially match the term, currency and interest rate variability underlying the financing receivable. The Financing debt-to-equity ratio remained at 9.0 to 1 at December 31, 2024.
Interest expense relating to debt supporting Financing’s external client and internal business is included in the “Financing Results of Operations” and in note D, “Segments.” In the Consolidated Income Statement, the external debt-related interest expense supporting Financing’s internal financing to the company is classified as interest expense.

Management Discussion International Business Machines Corporation and Subsidiary Companies	27
Equity
Total equity increased $4,780 million from December 31, 2023, primarily driven by an increase from net income of $6,023 million which includes the impact of the pension settlement charges of $2,407 million net of tax, a decrease in accumulated other comprehensive loss of $3,492 million driven by retirement-related benefit plans primarily due to the pension settlement charges and amortization of net losses, and an increase in common stock of $1,737 million; partially offset by dividends paid of $6,147 million.
Cash Flow
Our cash flows from operating, investing and financing activities, as reflected in the Consolidated Statement of Cash Flows on page 49, are summarized in the table below. These amounts also include the cash flows associated with the Financing business.

($ in millions)
For the year ended December 31:	2024	2023
Net cash provided by/(used in)
Operating activities	$13,445	$13,931
Investing activities	(4,937)	(7,070)
Financing activities	(7,079)	(1,769)
Effect of exchange rate changes on cash, cash equivalents and restricted cash	(359)	9
Net change in cash, cash equivalents and restricted cash	$1,071	$5,101
During 2024, we generated $13,445 million in cash from operating activities, compared to $13,931 million in 2023. While cash provided by financing receivables declined year to year due to variability in volumes, we had performance-related improvements within net income driving an increase within cash from operating activities.

Net cash used in investing activities decreased $2,133 million mainly driven by the Apptio acquisition in 2023, an increase in cash provided by divestitures from the sale of The Weather Company assets and an increase in cash from disposition of property, plant and equipment/other mainly driven by proceeds from the sale of certain QRadar SaaS assets; partially offset by the current year acquisition of StreamSets and webMethods and higher net purchases of marketable securities and other investments.

Net cash used in financing activities increased $5,309 million mainly due to an decrease in net cash provided by debt of $5,377 million primarily driven by a lower level of debt issuances and a higher level of maturities in the current year compared to 2023.

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

($ in millions except per share amounts)
For the year ended December 31, 2024:	GAAP	Acquisition- Related Adjustments		Retirement- Related Adjustments (1)		U.S. Tax Reform Impacts (2)		Operating (non-GAAP)
Gross profit	$35,551	$724		$—		$—		$36,275
Gross profit margin	56.7%	1.2	pts.	—	pts.	—	pts.	57.8%
SG&A	$19,688	$(1,159)		$—		$—		$18,529
Other (income) and expense (3)	1,871	(70)		(3,457)		—		(1,656)
Total expense and other (income)	29,754	(1,229)		(3,457)		—		25,068
Pre-tax income from continuing operations	5,797	1,953		3,457		—		11,207
Pre-tax margin from continuing operations	9.2%	3.1	pts.	5.5	pts.	—	pts.	17.9%
Provision for/(benefit from) income taxes (4)	$(218)	$497		$790		$455		$1,523
Effective tax rate	(3.8)%	5.1	pts.	8.2	pts.	4.1	pts.	13.6%
Income from continuing operations	$6,015	$1,456		$2,668		$(455)		$9,684
Income margin from continuing operations	9.6%	2.3	pts.	4.3	pts.	(0.7)	pts.	15.4%
Diluted earnings per share from continuing operations	$6.42	$1.55		$2.85		$(0.49)		$10.33

($ in millions except per share amounts)
For the year ended December 31, 2023:	GAAP	Acquisition- Related Adjustments		Retirement- Related Adjustments		U.S. Tax Reform Impacts		Operating (non-GAAP)
Gross profit	$34,300	$631		$—		$—		$34,931
Gross profit margin	55.4%	1.0	pts.	—	pts.	—	pts.	56.5%
SG&A	$19,003	$(1,039)		$—		$—		$17,964
Other (income) and expense	(914)	10		39		—		(866)
Total expense and other (income) (3)	25,610	(1,029)		39		—		24,620
Pre-tax income from continuing operations	8,690	1,660		(39)		—		10,311
Pre-tax margin from continuing operations	14.0%	2.7	pts.	(0.1)	pts.	—	pts.	16.7%
Provision for income taxes (4)	$1,176	$368		$(8)		$(95)		$1,441
Effective tax rate	13.5%	1.4	pts.	0.0	pts.	(0.9)	pts.	14.0%
Income from continuing operations	$7,514	$1,292		$(30)		$95		$8,870
Income margin from continuing operations	12.1%	2.1	pts.	0.0	pts.	0.2	pts.	14.3%
Diluted earnings per share from continuing operations	$8.15	$1.40		$(0.03)		$0.10		$9.62
(1)Retirement-Related Adjustments in 2024 includes the impact of pension settlement charges of $3.1 billion ($2.4 billion net of tax) . Refer to note U, "Retirement-Related Benefits," for additional information.
(2)2024 includes a benefit from income taxes due to the resolution of certain tax audit matters.
(3)Acquisition-Related Adjustments in 2024 and 2023 include the impact of a $68 million loss and $12 million gain, respectively, recognized on foreign exchange derivative contracts entered into by the company prior to the acquisition of StreamSets and webMethods from Software AG. Refer to note S, “Derivative Financial Instruments,” for additional information.
(4)The tax impact on operating (non-GAAP) pre-tax income is calculated under the same accounting principles applied to the GAAP pre-tax income.

Management Discussion International Business Machines Corporation and Subsidiary Companies	29
1
PRIOR YEAR IN REVIEW
This section provides a summary of our segment results and year-to-year comparisons between 2023 and 2022. These segment results have been recast to conform to our segment changes effective first-quarter 2024. There was no change to our consolidated results. Refer to “Year in Review” section of our “Management Discussion,” (pages 17 to 28), of our 2023 Annual Report on Form 10-K for a discussion of all other details of our financial condition and results of operations for the year ended December 31, 2023 compared to the year ended December 31, 2022.
Segment Details
The table below presents each reportable segment’s revenue and gross margin results which are presented on a comparable basis. Refer to “Organization of Information” section of “Management Discussion” and note D, “Segments,” for additional information on the recast of our segment financial results for 2023 and 2022.

($ in millions)
For the year ended December 31:	2023 (1)	2022 (1)	Yr.-to-Yr. Percent/ Margin Change		Yr.-to-Yr. Percent Change Adjusted for Currency
Revenue
Software	$25,011	$23,629	5.8%		5.9%
Gross margin	82.9%	82.5%	0.4	pts.
Consulting	20,884	20,058	4.1%		5.6%
Gross margin	26.8%	25.8%	0.9	pts.
Infrastructure	14,593	15,288	(4.5)%		(3.9)%
Gross margin	56.1%	52.8%	3.3	pts.
Financing	741	645	14.8%		15.0%
Gross margin	48.1%	38.3%	9.8	pts.
Other	632	909	(30.5)%		(31.6)%
Gross margin	(87.4)%	(32.9)%	(54.5)	pts.
Total revenue	$61,860	$60,530	2.2%		2.9%
Total gross profit	$34,300	$32,687	4.9%
Total gross margin	55.4%	54.0%	1.4	pts.
Non-operating adjustments
Amortization of acquired intangible assets	631	682	(7.5)%
Operating (non-GAAP) gross profit	$34,931	$33,370	4.7%
Operating (non-GAAP) gross margin	56.5%	55.1%	1.3	pts.
(1)Recast to reflect January 2024 segment changes.
Software

($ in millions)
For the year ended December 31:	2023 (1)	2022 (1)	Yr.-to-Yr. Percent Change	Yr.-to-Yr. Percent Change Adjusted for Currency
Software revenue	$25,011	$23,629	5.8%	5.9%
Hybrid Platform & Solutions	$17,396	$16,458	5.7%	5.8%
Red Hat			9.1	9.0
Automation			3.4	3.6
Data & AI			6.0	6.4
Security			(1.4)	(1.4)
Transaction Processing	7,615	7,171	6.2	6.3
(1)Recast to reflect January 2024 segment changes.
Software revenue of $25,011 increased 5.8 percent as reported (5.9 percent adjusted for currency) in 2023 compared to the prior year, driven by growth in both Hybrid Platform & Solutions and Transaction Processing. The growth in Hybrid Platform & Solutions was led by Red Hat, Automation and Data & AI. In Transaction Processing, our IBM Z platform continued to drive client demand. Our Software revenue performance in 2023 reflected growth in our high-value, recurring revenue base, which was approximately 80 percent of our annual software revenue, as well as transactional revenue.

30	Management Discussion International Business Machines Corporation and Subsidiary Companies
Hybrid Platform & Solutions revenue of $17,396 increased 5.7 percent as reported (5.8 percent adjusted for currency) in 2023 compared to the prior year. Within Hybrid Platform & Solutions, Red Hat revenue increased 9.1 percent as reported (9.0 percent adjusted for currency) led by double-digit growth in OpenShift and Ansible, and solid growth in RHEL. OpenShift continued its strong performance with annual recurring revenue of $1.2 billion exiting 2023. Automation revenue increased 3.4 percent as reported (3.6 percent adjusted for currency), with strength in AIOps and Management solutions as clients looked to optimize business performance and enhance productivity. Data & AI revenue increased 6.0 percent as reported (6.4 percent adjusted for currency), reflecting demand for data management as clients prepared for generative AI, and strength in asset and supply chain management software which helps clients run sustainable operations. Security revenue decreased 1.4 percent as reported and adjusted for currency. While we had revenue declines in security threat management and identity and access management, we delivered revenue growth in data security.
Across Hybrid Platform & Solutions, our annual recurring revenue (ARR) was $13.8 billion exiting 2023. ARR is a key performance metric management uses to assess the health and growth trajectory of our Hybrid Platform & Solutions business within the Software segment. Refer to the “Year in Review” section on page 17 for our definition of ARR.
Transaction Processing revenue of $7,615 million increased 6.2 percent as reported (6.3 percent adjusted for currency) in 2023 compared to the prior year. Clients continued to value this portfolio of mission-critical software in support of growing workloads on our hardware platforms, such as IBM Z. This, together with price increases, contributed to growth in both recurring and transactional revenue in Transaction Processing.

($ in millions)
For the year ended December 31:	2023 (1)	2022 (1)	Yr.-to-Yr. Percent/ Margin Change
Software
Gross profit	$20,721	$19,483	6.4%
Gross profit margin	82.9%	82.5%	0.4	pts.
Segment profit	$7,499	$7,012	6.9%
Segment profit margin	30.0%	29.7%	0.3	pts.
(1)Recast to reflect January 2024 segment changes.
Software gross profit margin of 82.9 percent in 2023 increased 0.4 points compared to the prior year, primarily driven by margin expansion in software services due to portfolio mix. Segment profit of $7,499 million increased 6.9 percent and segment profit margin of 30.0 percent increased 0.3 points compared to 2022. The year-to-year increases in segment profit and segment profit margin were driven by our solid revenue growth, higher gross profit contribution and the productivity actions that were taken; partially offset by key investments in innovation. Segment profit margin in 2023 included approximately 1 point of impact from currency.
Consulting

($ in millions)
For the year ended December 31:	2023 (1)	2022 (1)	Yr.-to-Yr. Percent Change	Yr.-to-Yr. Percent Change Adjusted for Currency
Consulting revenue	$20,884	$20,058	4.1%	5.6%
Business Transformation	$9,179	$8,834	3.9%	5.3%
Technology Consulting	3,775	3,730	1.2	2.8
Application Operations	7,930	7,494	5.8	7.3
(1)Recast to reflect January 2024 segment changes.
Consulting revenue of $20,884 million increased 4.1 percent as reported (5.6 percent adjusted for currency) in 2023 compared to the prior year, with growth across all three business areas. This growth reflected the solid demand for our data and technology transformation projects with a focus on AI and analytics. Clients were also prioritizing cloud modernization and cloud-based application development projects. There was a consistent client focus throughout 2023 on digital transformation and AI initiatives to drive productivity and cost savings for their enterprises. Our integrated value proposition, investments in skills and strategic partnerships and focused execution differentiated us in the marketplace. Our strategic partnerships, which accounted for approximately 40 percent of Consulting revenue, delivered double-digit Consulting revenue growth in 2023 compared to the prior year.

Management Discussion International Business Machines Corporation and Subsidiary Companies	31
Business Transformation revenue of $9,179 million increased 3.9 percent as reported (5.3 percent adjusted for currency) year to year, led by data and technology transformations including AI and analytics-focused projects, and finance and supply chain transformations.
Technology Consulting revenue of $3,775 million increased 1.2 percent as reported (2.8 percent adjusted for currency), led by cloud-based application development and cloud modernization projects.
Application Operations revenue of $7,930 million increased 5.8 percent as reported (7.3 percent adjusted for currency) driven by growth in platform engineering services and cloud application management.

($ in millions)
For the year ended December 31:	2023 (1)	2022 (1)	Yr.-to-Yr. Percent/Margin Change
Consulting
Gross profit	$5,588	$5,180	7.9%
Gross profit margin	26.8%	25.8%	0.9	pts.
Segment profit	$2,130	$1,871	13.8%
Segment profit margin	10.2%	9.3%	0.9	pts.
(1)Recast to reflect January 2024 segment changes.
Consulting gross profit margin increased 0.9 points to 26.8 percent in 2023 compared to the prior year. Segment profit of $2,130 million increased 13.8 percent and segment profit margin increased 0.9 points to 10.2 percent. The increases in gross profit margin and segment profit margin reflected benefits from pricing and productivity actions, which were partially offset by increased labor costs.
Infrastructure

($ in millions)
For the year ended December 31:	2023	2022	Yr.-to-Yr. Percent Change	Yr.-to-Yr. Percent Change Adjusted for Currency
Infrastructure revenue	$14,593	$15,288	(4.5)%	(3.9)%
Hybrid Infrastructure	$9,215	$9,451	(2.5)%	(2.2)%
IBM Z			(4.5)	(4.2)
Distributed Infrastructure			(1.0)	(0.7)
Infrastructure Support	5,377	5,837	(7.9)	(6.6)
Infrastructure revenue of $14,593 million decreased 4.5 percent as reported (3.9 percent adjusted for currency) in 2023 as compared to the prior year, reflecting product cycle dynamics which impacted both Hybrid Infrastructure and Infrastructure Support.
Hybrid Infrastructure revenue of $9,215 million decreased 2.5 percent as reported (2.2 percent adjusted for currency) in 2023 as compared to the prior year. Within Hybrid Infrastructure, IBM Z revenue decreased 4.5 percent as reported (4.2 percent adjusted for currency) on a year-to-year basis, consistent with the z16 cycle, as it was introduced in the second quarter of 2022. Overall, across the program cycle, z16 revenue performance at year-end 2023 had significantly outperformed prior cycles, including the successful z15 program. The z16 program incorporates a number of key innovations for our clients including cloud-native development for hybrid cloud, embedded AI at scale, quantum safe cyber-resilient security, energy efficiency and strong reliability and scalability. Clients increasingly leveraged IBM Z for more workloads which drove demand for more capacity. Installed MIPS have doubled during the last two IBM Z product cycles. IBM Z remains an enduring platform, driving hardware adoption as well as related software, storage and services. Distributed Infrastructure revenue decreased 1.0 percent as reported (0.7 percent adjusted for currency). We had year-to-year declines in high-end Power and cloud platform revenue; partially offset by strong growth in high-end Storage and low- to mid-range Power.
Infrastructure Support revenue of $5,377 million decreased 7.9 percent as reported (6.6 percent adjusted for currency), which reflected reduced demand for support services as a result of product cycle dynamics.

32	Management Discussion International Business Machines Corporation and Subsidiary Companies

($ in millions)
For the year ended December 31:	2023 (1)	2022 (1)	Yr.-to-Yr. Percent/ Margin Change
Infrastructure
Gross profit	$8,187	$8,076	1.4%
Gross profit margin	56.1%	52.8%	3.3	pts.
Segment profit	$2,828	$2,671	5.9%
Segment profit margin	19.4%	17.5%	1.9	pts.
(1)Recast to reflect January 2024 segment changes.
Infrastructure gross profit margin increased 3.3 points to 56.1 percent in 2023 compared to the prior year. The increase was driven by margin expansion in Hybrid Infrastructure across both Distributed Infrastructure and IBM Z, reflecting our continued focus on productivity initiatives including streamlining our supply chain; partially offset by margin decline in Infrastructure Support due to product cycle dynamics. Segment profit of $2,828 million increased 5.9 percent and segment profit margin increased 1.9 points to 19.4 percent primarily driven by the increase in gross profit contribution, an increase in IP and custom development income, a benefit from the change in the useful life of servers and network equipment, and productivity actions. Segment profit margin in 2023 included approximately 1 point of impact from currency.
Financing

($ in millions)
For the year ended December 31:	2023	2022	Yr.-to-Yr. Percent Change
Revenue	$741	$645	14.8%
Segment profit (1)	$373	$340	9.8%
(1)Recast to reflect January 2024 segment changes.
Financing revenue increased 14.8 percent (15.0 percent adjusted for currency) to $741 million in 2023 compared to the prior year, primarily driven by client financing up $89 million to $728 million. The increase in client financing revenue was primarily driven by an increase in client financing asset yields.
Financing segment profit increased 9.8 percent to $373 million in 2023 compared to the prior year and the segment profit margin of 50.3 percent decreased 2.3 points year to year. The increase in segment profit in 2023 was primarily driven by a decrease in SG&A expenses and settlements on non-accrual assets.

Management Discussion International Business Machines Corporation and Subsidiary Companies	33
OTHER INFORMATION
Looking Forward
Technology has proven to be a fundamental source of competitive advantage and is now the key to sustainable growth and business transformation. Continued demand for technology will serve as a major driving force behind global economic and business growth as businesses look to scale, offer better services, drive efficiencies and seize new market opportunities. AI-driven productivity, in particular, continues to be a top priority for businesses for both cost reductions and new revenue opportunities.
Enterprise AI continues to gain momentum. Our clients have moved beyond experimentation and are now looking to scale AI in their businesses and generate return from their investments. The portfolio of AI offerings we have built is focused on generating that return through productivity improvements and automation. We have infused AI across the business, from the tools clients use to manage and optimize their hybrid cloud environments, to the tools to deploy AI within their enterprise, to Infrastructure and Consulting, there is AI innovation within all of our segments. For example, in Software, IBM watsonx provides a robust portfolio of AI products for developing AI apps, managing data, and governing the entire lifecycle of AI models. Red Hat is bringing AI to the platform with innovation such as OpenShift AI and RHEL AI. In Transaction Processing, we are experiencing continued customer interest in our generative AI product, watsonx Code Assistant for Z. In Infrastructure, IBM Z is equipped with real time AI inferencing capabilities. We continue to see Infrastructure play a larger role, enabling hybrid cloud environments for mission-critical transactions and AI workloads, as clients bring AI to their data. In Consulting, our experts are helping clients design and execute AI strategies by leveraging the IBM Consulting Advantage platform, an AI delivery platform designed to implement solutions at scale, transforming how our consultants work and harnessing AI across every stage of the project lifecycle.
We are committed to an open innovation ecosystem around AI, to help our clients maximize flexibility and leverage skills, and IBM with Red Hat can be a key driver of open-source AI. In the second quarter of 2024, we open-sourced IBM’s Granite models, which are designed for specific purposes and significantly more cost-efficient than larger alternatives, and we see parallels to how Linux became a leader in the enterprise server space as a result of the speed and innovation offered by open source. Red Hat and IBM also launched InstructLab to evolve and improve AI models. Our partner ecosystem remains essential to both AI and hybrid cloud growth and we continue to progress strategic partnerships with leading technology providers. In August 2024, we completed the sale of certain IBM QRadar SaaS assets to Palo Alto, which is part of a partnership with them to deliver AI-powered security solutions using watsonx to clients.
We continue to invest in emerging technologies, bringing new innovations to market. In 2024, we expanded our IBM Quantum Data Center in Poughkeepsie, New York and opened the first IBM Quantum Data Center in Europe. We also announced a partnership with the State of Illinois to build the National Quantum Algorithm Center in Chicago and deploy a next-generation IBM Quantum System Two, supporting the future of quantum-centric supercomputing and greatly advancing our goal of expanding access to the world’s most performant quantum computers. We also remained focused on portfolio optimization. In January 2024, we closed the divestiture of The Weather Company assets. To complement our portfolio, we completed eleven acquisitions in 2024, including the acquisition of the StreamSets and webMethods assets from Software AG. This acquisition brings together leading capabilities in integration, API management, and data ingestion. At the end of 2024, we closed the acquisition of Neural Magic, which strengthens our AI capabilities in performance engineering and model optimization.
On April 24, 2024, we announced our intent to acquire all of the outstanding shares of HashiCorp. The combination of IBM’s and HashiCorp’s combined portfolios will help clients manage growing application and infrastructure complexity and create a comprehensive end-to-end hybrid cloud platform designed for the AI era. Under the terms of the definitive agreement, HashiCorp shareholders on record immediately prior to the effective time on the closing date will receive $35 per share in cash, representing a total enterprise value of approximately $6.4 billion. On July 15, 2024, HashiCorp stockholders voted to approve the merger with IBM. The transaction is expected to close in the first quarter of 2025, subject to regulatory approvals and other customary closing conditions. Upon closing, HashiCorp will be integrated into the Software segment.
In 2024, we continued to invest organically and inorganically, bring new products and innovation to market, expand our ecosystem and drive productivity across our business. We have made significant progress in becoming a higher growth, more focused business that has delivered sustained revenue growth, strong cash generation and meaningful returns to all our stakeholders – our 2024 performance is a proof point of this progress. Today, IBM is a software-led, fully integrated platform company, a business well positioned for 2025 and the future.
In the first quarter of 2025, we announced changes to the reported revenue categories within our Software and Consulting reportable segments to better reflect the market opportunities and how we address them. IBM will report revenue and year-to-year revenue percent change for Hybrid Cloud (Red Hat), Automation, Data, and Transaction Processing within Software, and for Strategy and Technology and Intelligent Operations within Consulting. These changes were effective January 1, 2025 and will not impact our Consolidated Financial Statements or our reportable segments. Since these changes did not occur until first-quarter 2025, the periods presented in this Annual Report reflect the historical reported revenue categories.

34	Management Discussion International Business Machines Corporation and Subsidiary Companies
Retirement-Related Plans
Our retirement-related plans remain in a strong financial position. In aggregate, our worldwide qualified plans are funded 116 percent, with the U.S. at 136 percent. Contributions for all retirement-related plans are expected to be approximately $1.3 billion in 2025, approximately flat compared to 2024, of which $0.1 billion relates to legally required contributions to non-U.S. defined benefits and multi-employer plans. We expect 2025 pre-tax retirement-related plan cost to be approximately $1.1 billion. This estimate reflects current pension plan assumptions at December 31, 2024. Within total retirement-related plan cost, operating retirement-related plan cost is expected to be approximately $1.0 billion in 2025, essentially flat compared to the prior year. Non-operating retirement-related plan cost is expected to be approximately $0.1 billion, a decrease of approximately $3.3 billion compared to 2024, primarily driven by the $3.1 billion pension settlement charges resulting from the U.S. and Canada pension transfers in 2024, and lower recognized actuarial losses. Refer to note U, “Retirement-Related Benefits,” for additional information on the pension transfers.
Liquidity and Capital Resources
We have generated strong cash flow from operations allowing us to invest and deploy capital to areas with the most attractive long-term opportunities. We provide for additional liquidity through several sources: maintaining an adequate cash balance, access to global funding sources, committed global credit facilities and other committed and uncommitted lines of credit worldwide. The following table provides a summary of the major sources of liquidity for the years ended December 31, 2022 through 2024.
Cash Flow and Liquidity Trends

($ in billions)
	2024	2023	2022
Net cash from operating activities	$13.4	$13.9	$10.4
Cash and cash equivalents, restricted cash and short-term marketable securities	$14.8	$13.5	$8.8
Committed global credit facilities (1)	$10.0	$10.0	$10.0
(1)Refer to note O, “Borrowings,” for additional information.
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
We do not have “ratings trigger” provisions in our debt covenants or documentation, which would allow the holders to declare an event of default and seek to accelerate payments thereunder in the event of a change in credit rating. Our debt covenants are well within the required levels. Our contractual agreements governing derivative instruments contain standard market clauses which can trigger the termination of the agreement if IBM’s credit rating were to fall below investment grade. At December 31, 2024, the fair value of those instruments that were in a liability position was $726 million, before any applicable netting, and this position is subject to fluctuations in fair value period to period based on the level of our outstanding instruments and market conditions. We have no other contractual arrangements that, in the event of a change in credit rating, would result in a material adverse effect on our financial position or liquidity.
The following table presents the major ratings agencies’ ratings assigned to our debt securities as of December 31, 2024. The Moody’s, Standard and Poor’s and Fitch’s ratings remain unchanged from December 31, 2023.

IBM Ratings	Standard and Poor’s	Moody’s Investors Service	Fitch Ratings
Senior long-term debt	A-	A3	A-
Commercial paper	A-2	Prime-2	F1
We have financial flexibility, supported by our strong liquidity position and cash flows, to operate at a single A credit rating. Debt levels decreased $1.6 billion from December 31, 2023 primarily driven by currency, and maturities of $6.6 billion partially offset by proceeds from issuances of $5.7 billion in the current year. In the first quarter of 2025, we issued $8.4 billion of debt for general

Management Discussion International Business Machines Corporation and Subsidiary Companies	35
corporate purposes, including our future debt maturity obligations, as well as capital allocation priorities. Refer to note V, “Subsequent Events,” for additional information.
We prepare our Consolidated Statement of Cash Flows in accordance with applicable accounting standards for cash flow presentation on page 49 and highlight causes and events underlying sources and uses of cash in that format on page 27. For the purpose of running its business, IBM manages, monitors and analyzes cash flows in a different manner.
Management uses free cash flow as a measure to evaluate its operating results, plan shareholder return levels, strategic investments and assess its ability and need to incur and service debt. The entire free cash flow amount is not necessarily available for discretionary expenditures. We define free cash flow as net cash from operating activities less the change in Financing receivables and net capital expenditures, including the investment in software and other asset sales (e.g., the sale of certain QRadar SaaS assets). A key objective of the Financing business is to generate strong returns on equity, and our Financing receivables are the basis for that growth. Accordingly, management considers Financing receivables as a profit-generating investment, not as working capital that should be minimized for efficiency. Therefore, management includes presentations of both free cash flow and net cash from operating activities that exclude the effect of Financing receivables.
The following is management’s view of cash flows for 2024, 2023 and 2022 prepared in a manner consistent with the description above.

($ in billions)
For the year ended December 31:	2024	2023	2022 (1)
Net cash from operating activities per GAAP	$13.4	$13.9	$10.4
Less: change in Financing receivables	(0.4)	1.2	(0.7)
Net cash from operating activities, excluding Financing receivables	13.9	12.7	11.2
Capital expenditures, net	(1.1)	(1.5)	(1.9)
Free cash flow	12.7	11.2	9.3
Change in Financing receivables (2)	(0.4)	1.2	(0.7)
Acquisitions	(3.3)	(5.1)	(2.3)
Divestitures	0.7	0.0	1.3
Dividends	(6.1)	(6.0)	(5.9)
Change in total debt (2)	(0.9)	4.5	1.2
Other (2)	(1.0)	(1.2)	(1.2)
Effect of exchange rate changes on cash, cash equivalents and restricted cash (2)	(0.4)	0.0	(0.2)
Change in cash, cash equivalents, restricted cash and short-term marketable securities	$1.3	$4.6	$1.3
(1)Includes immaterial cash flows from discontinued operations.
(2)Prior-year amounts have been reclassified to conform to the change in 2024 presentation.
From the perspective of how management views cash flow, in 2024, after investing $1.1 billion in net capital investments, we generated free cash flow of $12.7 billion, an increase of $1.5 billion versus the prior year. The year-to-year increase in free cash flow primarily reflects current year performance-related improvements within net income and sustainable lower cash requirements through changes in our retirement plans. In 2024, net capital expenditures and net cash from operating activities include $0.4 billion and $0.1 billion, respectively, of cash proceeds from the sale of certain QRadar SaaS assets. This benefit to net capital expenditures, net cash from operating activities and to free cash flow represented only a nominal net benefit to current-year cash flows due to payments for structural actions and foregone profit from the QRadar business. Refer to note E, “Acquisitions & Divestitures,” for additional information. In 2024, we continued to return value to shareholders with $6.1 billion in dividends and invested $3.3 billion in acquisitions.
IBM’s Board of Directors considers the dividend payment on a quarterly basis. In the second quarter of 2024, the Board of Directors increased the company’s quarterly common stock dividend from $1.66 to $1.67 per share. Beginning in the first quarter of 2025, we expect to file our quarterly reports on Form 10-Q closer to the timing of our quarterly earnings release, which may not coincide with the timing of our Board of Directors meeting. If the company’s Board of Directors approves a common stock dividend following the filing, the company will disclose this event in a current report on Form 8-K.
Events that could temporarily change the historical cash flow dynamics discussed previously include significant changes in operating results, material changes in geographic sources of cash, unexpected adverse impacts from litigation, future pension

36	Management Discussion International Business Machines Corporation and Subsidiary Companies
funding requirements during periods of severe downturn in the capital markets or the timing of tax payments. Whether any litigation has such an adverse impact will depend on a number of variables, which are more completely described in note Q, “Commitments & Contingencies.”
With respect to pension funding, in 2024, we contributed $79 million to our non-U.S. defined benefit plans compared to $70 million in 2023. As highlighted in the Contractual Obligations table, we expect to make legally mandated pension plan contributions to certain non-U.S. plans of approximately $0.7 billion in the next five years. The 2025 contributions are currently expected to be approximately $100 million. Contributions related to all retirement-related plans are expected to be approximately $1.3 billion in 2025, approximately flat compared to 2024. Refer to “Retirement-Related Plans” within the “Looking Forward” section for additional information. Financial market performance could increase the legally mandated minimum contributions in certain non-U.S. countries that require more frequent remeasurement of the funded status. We are not quantifying any further impact from pension funding because it is not possible to predict future movements in the capital markets or pension plan funding regulations. In 2025, we are not legally required to make any contributions to the U.S. defined benefit pension plans.
Our cash flows are sufficient to fund our current operations and obligations, including investing and financing activities such as dividends and debt service. When additional requirements arise, we have several liquidity options available. These options may include the ability to borrow additional funds at reasonable interest rates and utilizing our committed global credit facilities. Our overall shareholder payout remains at a comfortable level, and we remain fully committed to our long-standing dividend policy.
Contractual Obligations

($ in millions)
	Total Contractual	Payments Due In
	Payment Stream	2025	2026–27	2028–29	After 2029
Long-term debt obligations	$55,111	$4,850	$12,326	$8,503	$29,433
Interest on long-term debt obligations	21,441	1,901	3,132	2,467	13,942
Finance lease obligations (1)	1,000	198	334	286	183
Operating lease obligations (1)	4,026	906	1,417	765	938
Purchase obligations	4,892	1,657	1,880	1,065	291
Other long-term liabilities:
Minimum defined benefit pension plan funding (mandated) (2)	700	100	300	300
Excess Savings Plan	1,674	229	482	513	450
Long-term termination benefits	785	214	113	78	380
Tax reserves (3)	5,355	46
Other	597	97	118	84	298
Total	$95,582	$10,198	$20,100	$14,061	$45,915
(1)Finance lease obligations are presented on a discounted cash flow basis, whereas operating lease obligations are presented on an undiscounted cash flow basis.
(2)As funded status on plans will vary, obligations for mandated minimum pension payments after 2028 could not be reasonably estimated.
(3)These amounts represent the liability for unrecognized tax benefits. We estimate that approximately $46 million of the liability is expected to be settled within the next 12 months. The settlement period for the noncurrent portion of the income tax liability cannot be reasonably estimated as the timing of the payments will depend on the progress of tax examinations with the various tax authorities; however, it is not expected to be due within the next 12 months.
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

Management Discussion International Business Machines Corporation and Subsidiary Companies	37
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
Interest on floating-rate debt obligations is calculated using the effective interest rate at December 31, 2024, plus the interest rate spread associated with that debt, if any.
Off-Balance Sheet Arrangements
In the normal course of business, we may enter into off-balance sheet arrangements such as client financing commitments and guarantees. At December 31, 2024, we had no off-balance sheet arrangements that have, or are reasonably likely to have, a material current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources. Refer to the table above for our contractual obligations, and note Q, “Commitments & Contingencies,” for detailed information about our guarantees, financial commitments and indemnification arrangements. We do not have retained interests in assets transferred to unconsolidated entities or other material off-balance sheet interests or instruments.
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
Pension Assumptions
For our defined benefit pension plans, the measurement of the benefit obligation to plan participants and net periodic pension (income)/cost requires the use of certain assumptions, including, among others, estimates of discount rates, interest crediting rates and expected return on plan assets. Beginning in 2024, as a result of changes to the Qualified PPP as discussed in note U, “Retirement-Related Benefits,” the interest crediting rate and expected return on plan assets will be based on their relationship to the plan’s discount rate.
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
The discount rate assumption for the Qualified PPP and Excess Personal Pension Plan (U.S. Defined Benefit Pension Plans), increased by 50 basis points to 5.5 percent on December 31, 2024. This change will increase pre-tax income recognized in 2025 by an estimated $104 million. A 25 basis point increase in the discount rate assumption would cause a corresponding increase in the pre-tax income recognized in 2025 by an estimated $75 million. A 25 basis point decrease in the discount rate assumption would cause a corresponding decrease in the pre-tax income recognized in 2025 by an estimated $27 million. The impact on pre-tax income as a result of a change in discount rate includes the impact of a similar change in the interest crediting rate. The increase or decrease in the discount rate would also cause a corresponding increase or decrease, respectively, in the 2025 expected return on plan assets assumption. Further changes in the discount rate assumptions would impact the PBO which, in turn, may impact our funding decisions if the PBO exceeds plan assets. A 25 basis point increase in the discount rate would decrease the PBO by $256 million. A 25 basis point decrease in the discount rate would increase the PBO by $265 million. The impact on the PBO as a result of a change in discount rate includes the impact of a similar change in the interest crediting rate. Each 50 basis point change in the

38	Management Discussion International Business Machines Corporation and Subsidiary Companies
expected long-term return on these U.S. defined benefit plan assets assumption would have an estimated impact of $98 million on the following year’s pre-tax net periodic pension (income)/cost (based upon the 2025 assumptions).
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
For additional information on our pension plans and the development of these assumptions, refer to note U, “Retirement-Related Benefits.”
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
Revenue recognition is also impacted by our ability to determine when a contract is probable of collection and to estimate variable consideration, including, for example, rebates, volume discounts, service-level penalties and performance bonuses. We consider various factors when making these judgments, including a review of specific transactions, historical experience and market and economic conditions. Evaluations are conducted each quarter to assess the adequacy of the estimates. If the estimates were changed by 10 percent in 2024, the impact on net income would have been $31 million.
Costs to Complete Service Contracts
We enter into numerous service contracts through our services businesses. During the contractual period, revenue, cost and profits may be impacted by estimates of the ultimate profitability of each contract, especially contracts for which we use cost-to-cost measures of progress. For those contracts, if at any time these estimates indicate the contract will be unprofitable, the entire estimated loss for the remainder of the contract is recorded immediately in cost. We perform ongoing profitability analyses of these services contracts in order to determine whether the latest estimates require updating. Key factors reviewed to estimate the future costs to complete each contract are future labor costs and product costs and expected productivity efficiencies. Contract loss provisions recorded as a component of other accrued expenses and liabilities were immaterial at December 31, 2024 and 2023.
Income Taxes
We are subject to income taxes in the U.S. and numerous foreign jurisdictions. Significant judgment is required in determining the consolidated provision for income taxes.
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

Management Discussion International Business Machines Corporation and Subsidiary Companies	39
To the extent that the provision for income taxes increases/decreases by 1 percent of income from continuing operations before income taxes, consolidated net income would have decreased/improved by $58 million in 2024.
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
Valuation of Goodwill
We review goodwill for impairment annually and whenever events or changes in circumstances indicate the carrying value of goodwill may not be recoverable. In 2024, the company elected to bypass the qualitative assessment and performed a quantitative goodwill impairment test to compare the fair value of each reporting unit to its carrying value. Estimating the fair value of a reporting unit is judgmental in nature and involves the use of significant estimates and assumptions. We estimate the fair value of our reporting units using the income approach. When circumstances warrant, we may also use a combination of the income approach and certain market approaches. Under the income approach, we estimate the fair value of a reporting unit based on the present value of estimated discounted future cash flows. The discounted cash flow methodology includes the use of projections, which require the use of significant estimates and assumptions specific to the reporting unit as well as those based on general economic conditions. Factors specific to each reporting unit include revenue growth rates, gross margins, discount rates, terminal value growth rates, capital expenditures projections, assumed tax rates and other assumptions deemed reasonable by management.
The annual goodwill impairment analysis using the quantitative test performed during the fourth quarter of 2024 did not result in an impairment charge. All of the company’s reporting units had fair values that substantially exceeded their carrying values.
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
To the extent that actual collectibility differs from management’s estimates currently provided for by 10 percent, Financing’s segment profit and our income from continuing operations before income taxes would be higher or lower by an estimated $13 million depending upon whether the actual collectibility was better or worse, respectively, than the estimates.
Currency Rate Fluctuations
Changes in the relative values of non-U.S. currencies to the U.S. dollar affect our financial results and financial position. Movements in currency, and the fact that we do not hedge 100 percent of our currency exposures, resulted in a currency impact to our revenues, profit and cash flows throughout 2024. We execute a hedging program which defers, versus eliminates, the volatility of currency impacts on our financial results. During periods of sustained movements in currency, the marketplace and competition adjust to the changing rates over time.
References to “adjusted for currency” or “constant currency” reflect adjustments based upon a simple mathematical formula. However, this constant currency methodology that we utilize to disclose this information does not incorporate any operational actions that management could take to mitigate fluctuating currency rates. Based on the currency rate movements in 2024, revenue from continuing operations increased 1.4 percent as reported and 3 percent at constant currency versus 2023.

40	Management Discussion International Business Machines Corporation and Subsidiary Companies
At December 31, 2024, currency changes resulted in assets and liabilities denominated in most local currencies being translated into fewer U.S. dollars than at year-end 2023. We use financial hedging instruments to limit specific currency risks related to foreign currency-based transactions.
We translate revenue, cost and expense in our non-U.S. operations at current exchange rates in the reported period. Currency translation and hedging impacted year-to-year pre-tax income growth and operating (non-GAAP) pre-tax income growth by approximately $100 million in 2024. From a segment perspective, in 2024, the impact from currency translation and hedging to our segments profit margin year-to-year growth was immaterial. We view these amounts as a theoretical maximum impact to our as-reported financial results. Hedging and certain underlying foreign currency transaction gains and losses are allocated to our segment results. Considering the operational responses mentioned above, movements of exchange rates, and the nature and timing of hedging instruments, it is difficult to predict future currency impacts on any particular period.
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
Our debt, in support of the geographic breadth of our operations and our Financing business, contains an element of market risk from changes in interest and currency rates. We manage this risk, in part, through the use of a variety of financial instruments including derivatives, as described in note S, “Derivative Financial Instruments.”
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
To perform the sensitivity analysis, we assess the risk of loss in fair values from the effect of hypothetical changes in interest rates and foreign currency exchange rates on market-sensitive instruments. The market values for interest and foreign currency exchange risk are computed based on the present value of future cash flows as affected by the changes in rates that are attributable to the market risk being measured. The discount rates used for the present value computations were selected based on market interest and foreign currency exchange rates in effect at December 31, 2024 and 2023. The differences in this comparison are the hypothetical losses associated with each type of risk.
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
The results of the sensitivity analysis at December 31, 2024 and 2023, are as follows:
Interest Rate Risk
A hypothetical 10 percent adverse change in the levels of interest rates, with all other variables held constant, would result in a decrease in the fair value of our financial instruments of approximately $0.3 billion at both December 31, 2024 and 2023. Changes in the relative sensitivity of the fair value of our financial instrument portfolio for these theoretical changes in the level of interest rates from the prior year are primarily driven by changes in debt maturities, interest rate profile and amount.

Management Discussion International Business Machines Corporation and Subsidiary Companies	41
Foreign Currency Exchange Rate Risk
A hypothetical 10 percent adverse change in the levels of foreign currency exchange rates relative to the U.S. dollar, with all other variables held constant, would result in a decrease in the fair value of our financial instruments of approximately $1.3 billion and $1.6 billion at December 31, 2024 and 2023, respectively. The theoretical changes from the prior year are primarily driven by changes in foreign currency activities related to long-term debt and derivatives.
Financing Risks
Refer to the “Description of Business” on page 14 for a discussion of the financing risks associated with the Financing business and management’s actions to mitigate such risks.
FINANCING
Financing is a reportable segment that facilitates IBM clients’ acquisition of hardware, software and services by providing financing solutions, while generating solid returns on equity.
Results of Operations

($ in millions)
For the year ended December 31:	2024	2023	Yr.-to-Yr. Percent Change
Revenue	$713	$741	(3.7)%
Segment profit (1)	$348	$373	(6.6)%
(1)Prior-year amounts recast to reflect January 2024 segment changes.
Financing revenue decreased 3.7 percent (2.5 percent adjusted for currency) to $713 million compared to the prior year. Financing segment profit decreased 6.6 percent to $348 million compared to the prior year and the segment profit margin of 48.8 percent decreased 1.5 points. The decreases in revenue and segment profit are primarily driven by a reduction in used equipment sales.
Financial Position

($ in millions)
At December 31:	2024	2023
Cash and cash equivalents	$561	$555
Client financing receivables
Net investment in sales-type and direct financing leases (1)	3,490	4,237
Client loans	6,804	6,486
Total client financing receivables	$10,294	$10,723
Commercial financing receivables
Held for investment	1,317	1,155
Held for sale	900	692
Other receivables	17	26
Total external receivables (2)	$12,528	$12,596
Intercompany assets (3)	800	963
Other assets	187	294
Total assets	$14,075	$14,409
Debt (4)	12,116	11,879
Other liabilities (5)(6)	613	1,205
Total liabilities (5)	$12,729	$13,085
Total equity (5)	$1,346	$1,324
Total liabilities and equity	$14,075	$14,409
(1)Includes deferred initial direct costs which are expensed in IBM’s consolidated financial results.
(2)The difference between the change in total external receivables of $(0.1) billion and the $(0.4) billion change in Financing segment’s receivables disclosed in the free cash flow presentation on page 35 is primarily attributable to currency impacts.
(3)Total amount is eliminated in IBM’s consolidated financial results and therefore does not appear in the Consolidated Balance Sheet.
(4)Financing segment debt is primarily composed of intercompany loans.
(5)Prior-year amounts recast to reflect January 2024 segment change. Other liabilities have been reclassified to conform to the change in 2024 presentation.
(6)Includes intercompany payables of $0.4 billion at December 31, 2023. There were no intercompany payables outstanding at December 31, 2024. These intercompany payables were eliminated in IBM’s consolidated financial results.

42	Management Discussion International Business Machines Corporation and Subsidiary Companies
Financing Segment Receivables and Allowances
The following table presents external Financing segment receivables excluding receivables classified as held for sale, and immaterial miscellaneous receivables.

($ in millions)
At December 31:	2024	2023
Amortized cost (1)	$11,738	$12,034
Specific allowance for credit losses	99	111
Unallocated allowance for credit losses	29	45
Total allowance for credit losses	128	156
Net financing receivables	$11,611	$11,878
Allowance for credit losses coverage	1.1%	1.3%
(1)Includes deferred initial direct costs which are expensed in IBM’s consolidated financial results.
The percentage of Financing segment receivables reserved decreased from 1.3 percent at December 31, 2023, to 1.1 percent at December 31, 2024 primarily driven by improvements in forward looking economic indicators.
We continue to apply our rigorous credit policies. Approximately 74 percent of the total external portfolio was with investment-grade clients, an increase of 2 points compared to December 31, 2023. This investment grade percentage is based on the credit ratings of the companies in the portfolio and reflects certain mitigating actions taken to reduce the risk to IBM.
For additional information related to the company’s sales of receivables, refer to “Transfer of Financial Assets” in note K, “Financing Receivables.”
Return on Equity Calculation

($ in millions)
At December 31:	2024	2023 (1)
Numerator
Financing after-tax segment profit (A) (2)	$287	$311
Denominator
Average Financing equity (B) (3)	$1,231	$1,240
Financing return on equity (A)/(B)	23.3%	25.1%
(1)Recast to reflect January 2024 segment changes.
(2)Calculated based upon an estimated tax rate, which is a function of IBM’s provision for income taxes determined on a consolidated basis.
(3)Average of the ending equity for Financing for the last five quarters.
Return on equity was 23.3 percent compared to 25.1 percent for the years ended December 31, 2024 and 2023, respectively. The decrease was driven by a decrease in net income.
Residual Value
The following table presents the recorded amount of unguaranteed residual value for sales-type and direct financing leases at December 31, 2024 and 2023. In addition, the table presents the run out of when the unguaranteed residual value assigned to equipment on leases at December 31, 2024, is expected to be returned to the company. The unguaranteed residual value for operating leases at December 31, 2024 and 2023 was not material. For additional information related to the company’s residual value, refer to note A, “Significant Accounting Policies.”
Unguaranteed Residual Value

($ in millions)
			Estimated Run Out of December 31, 2024 Balance
	At December 31, 2023	At December 31, 2024	2025	2026	2027	2028 and Beyond
Sales-type and direct financing leases	$458	$479	$145	$115	$141	$78

Report of Management International Business Machines Corporation and Subsidiary Companies	43

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
Management conducted an evaluation of the effectiveness of internal control over financial reporting based on the criteria established in Internal Control–Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this evaluation, management concluded that the company’s internal control over financial reporting was effective as of December 31, 2024.
PricewaterhouseCoopers LLP, an independent registered public accounting firm, is retained to audit IBM’s Consolidated Financial Statements and the effectiveness of the internal control over financial reporting. Its accompanying report is based on audits conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States).

44	Report of Independent Registered Public Accounting Firm International Business Machines Corporation and Subsidiary Companies
To the Board of Directors and Stockholders of International Business Machines Corporation
Opinions on the Financial Statements and Internal Control over Financial Reporting
We have audited the accompanying consolidated balance sheets of International Business Machines Corporation and its subsidiaries (the “Company”) as of December 31, 2024 and 2023, and the related consolidated statements of income, of comprehensive income, of equity and of cash flows for each of the three years in the period ended December 31, 2024, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company’s internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2024 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.
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
Income Taxes – Uncertain Tax Positions
As described in Notes A and G to the consolidated financial statements, the Company is subject to income taxes in the United States and numerous foreign jurisdictions. As disclosed by management, during the ordinary course of business there are many transactions and calculations for which the ultimate tax determination is uncertain. As a result, management recognizes tax liabilities based on estimates of whether additional taxes and interest will be due. As further described by management, these tax liabilities are recognized when, despite management’s belief that the tax return positions are supportable, management believes that certain positions may not be fully sustained upon review by tax authorities. Management bases its assessment of the accruals for tax liabilities on many factors, including past experience and interpretations of tax law. These assessments rely on estimates and assumptions and may involve a series of complex judgments about future events. As of December 31, 2024, unrecognized tax benefits were $8.9 billion..
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
February 25, 2025
We, or firms that we have ultimately acquired, have served as the Company’s auditor since 1923. For the period from 1923 to 1958, the Company was audited by firms that a predecessor firm to PricewaterhouseCoopers LLP ultimately acquired.

46	Consolidated Income Statement International Business Machines Corporation and Subsidiary Companies

($ in millions except per share amounts)
For the year ended December 31:	Notes	2024	2023	2022
Revenue
Services		$29,813	$30,378	$30,206
Sales		32,231	30,745	29,673
Financing		709	737	651
Total revenue	C	62,753	61,860	60,530
Cost
Services		20,529	21,051	21,062
Sales		6,303	6,127	6,374
Financing		369	382	406
Total cost		27,201	27,560	27,842
Gross profit		35,551	34,300	32,687
Expense and other (income)
Selling, general and administrative		19,688	19,003	18,609
Research, development and engineering		7,479	6,775	6,567
Intellectual property and custom development income		(996)	(860)	(663)
Other (income) and expense (1)	F	1,871	(914)	5,803
Interest expense	O&S	1,712	1,607	1,216
Total expense and other (income)		29,754	25,610	31,531
Income from continuing operations before income taxes		5,797	8,690	1,156
Provision for/(benefit from) income taxes (1)	G	(218)	1,176	(626)
Income from continuing operations		6,015	7,514	1,783
Income/(loss) from discontinued operations, net of tax		8	(12)	(143)
Net income (1)		$6,023	$7,502	$1,639
Earnings/(loss) per share of common stock (1)
Assuming dilution
Continuing operations	H	$6.42	$8.15	$1.95
Discontinued operations	H	0.01	(0.01)	(0.16)
Total	H	$6.43	$8.14	$1.80
Basic
Continuing operations	H	$6.53	$8.25	$1.97
Discontinued operations	H	0.01	(0.01)	(0.16)
Total	H	$6.53	$8.23	$1.82
Weighted-average number of common shares outstanding
Assuming dilution		937,161,224	922,073,828	912,269,062
Basic		921,767,834	911,210,319	902,664,190
(1)2024 and 2022 include the impacts of pension settlement charges. Refer to note U, “Retirement-Related Benefits,” for additional information.
Amounts may not add due to rounding.
The accompanying notes are an integral part of the financial statements.

Consolidated Statement of Comprehensive Income International Business Machines Corporation and Subsidiary Companies	47

($ in millions)
For the year ended December 31:	Notes	2024	2023	2022
Net income		$6,023	$7,502	$1,639
Other comprehensive income/(loss), before tax
Foreign currency translation adjustments	R	301	3	176
Net changes related to available-for-sale securities	R
Unrealized gains/(losses) arising during the period		2	0	(1)
Reclassification of (gains)/losses to net income		—	—	—
Total net changes related to available-for-sale securities		2	0	(1)
Unrealized gains/(losses) on cash flow hedges	R
Unrealized gains/(losses) arising during the period		389	207	241
Reclassification of (gains)/losses to net income		85	(159)	(400)
Total unrealized gains/(losses) on cash flow hedges		474	47	(158)
Retirement-related benefit plans	R
Prior service costs/(credits)		(56)	2	463
Net (losses)/gains arising during the period		70	(3,115)	878
Curtailments and settlements		3,159	5	5,970
Amortization of prior service (credits)/costs		(7)	(9)	12
Amortization of net (gains)/losses		975	515	1,596
Total retirement-related benefit plans		4,142	(2,602)	8,919
Other comprehensive income/(loss), before tax	R	4,919	(2,552)	8,936
Income tax (expense)/benefit related to items of other comprehensive income	R	(1,426)	531	(2,442)
Other comprehensive income/(loss)	R	3,492	(2,021)	6,494
Total comprehensive income		$9,516	$5,481	$8,134
Amounts may not add due to rounding.
The accompanying notes are an integral part of the financial statements.

48	Consolidated Balance Sheet International Business Machines Corporation and Subsidiary Companies

($ in millions except per share amounts)
At December 31:	Notes	2024	2023
Assets
Current assets
Cash and cash equivalents		$13,947	$13,068
Restricted cash		214	21
Marketable securities	I	644	373
Notes and accounts receivable—trade (net of allowances of $114 in 2024 and $192 in 2023)		6,804	7,214
Short-term financing receivables	K
Held for investment (net of allowances of $109 in 2024 and $129 in 2023)		6,259	6,102
Held for sale		900	692
Other accounts receivable (net of allowances of $31 in 2024 and $109 in 2023)		947	640
Inventory	J	1,289	1,161
Deferred costs	C	959	998
Prepaid expenses and other current assets		2,520	2,639
Total current assets		34,482	32,908
Property, plant and equipment	L	17,691	18,122
Less: Accumulated depreciation	L	11,959	12,621
Property, plant and equipment—net	L	5,731	5,501
Operating right-of-use assets—net	M	3,197	3,220
Long-term financing receivables (net of allowances of $19 in 2024 and $27 in 2023)	K	5,353	5,766
Prepaid pension assets	U	7,492	7,506
Deferred costs	C	788	842
Deferred taxes	G	6,978	6,656
Goodwill	N	60,706	60,178
Intangible assets—net	N	10,660	11,036
Investments and sundry assets		1,787	1,626
Total assets		$137,175	$135,241
Liabilities and equity
Current liabilities
Taxes	G	$2,033	$2,270
Short-term debt	I&O	5,089	6,426
Accounts payable		4,032	4,132
Compensation and benefits		3,605	3,501
Deferred income		13,907	13,451
Operating lease liabilities	M	768	820
Other accrued expenses and liabilities		3,709	3,521
Total current liabilities		33,142	34,122
Long-term debt	I&O	49,884	50,121
Retirement and nonpension postretirement benefit obligations	U	9,432	10,808
Deferred income		3,622	3,533
Operating lease liabilities	M	2,655	2,568
Other liabilities	P	11,048	11,475
Total liabilities		109,783	112,628
Commitments and Contingencies	Q
Equity	R
IBM stockholders' equity
Common stock, par value $.20 per share, and additional paid-in capital		61,380	59,643
Shares authorized: 4,687,500,000
Shares issued (2024—2,279,164,313; 2023—2,266,911,160)
Retained earnings		151,163	151,276
Treasury stock, at cost (shares: 2024—1,352,874,243; 2023—1,351,897,514)		(169,968)	(169,624)
Accumulated other comprehensive income/(loss)		(15,269)	(18,761)
Total IBM stockholders' equity		27,307	22,533
Noncontrolling interests	A	86	80
Total equity		27,393	22,613
Total liabilities and equity		$137,175	$135,241
Amounts may not add due to rounding.
The accompanying notes are an integral part of the financial statements.

Consolidated Statement of Cash Flows International Business Machines Corporation and Subsidiary Companies	49

($ in millions)
For the year ended December 31:	2024	2023	2022
Cash flows from operating activities
Net income	$6,023	$7,502	$1,639
Adjustments to reconcile net income to cash provided by operating activities
Pension settlement charges	3,113	—	5,894
Depreciation (1)	2,168	2,109	2,407
Amortization of capitalized software and acquired intangible assets	2,499	2,287	2,395
Stock-based compensation	1,311	1,133	987
Deferred taxes	(2,330)	(1,114)	(2,726)
Net (gain)/loss on divestitures, asset sales and other	(652)	(170)	(363)
Change in operating assets and liabilities, net of acquisitions/divestitures
Receivables (including financing receivables)	(374)	725	(539)
Retirement related	265	(462)	331
Inventory	(166)	390	71
Other assets/other liabilities	1,601	1,466	126
Accounts payable	(13)	65	213
Net cash provided by operating activities	13,445	13,931	10,435
Cash flows from investing activities
Payments for property, plant and equipment	(1,048)	(1,245)	(1,346)
Proceeds from disposition of property, plant and equipment/other	557	321	111
Investment in software	(637)	(565)	(626)
Purchases of marketable securities and other investments	(7,762)	(11,143)	(5,930)
Proceeds from disposition of marketable securities and other investments	6,544	10,647	4,665
Acquisition of businesses, net of cash acquired	(3,289)	(5,082)	(2,348)
Divestiture of businesses, net of cash transferred	698	(4)	1,272
Net cash provided by/(used in) investing activities	(4,937)	(7,070)	(4,202)
Cash flows from financing activities
Proceeds from new debt	5,705	9,586	7,804
Payments to settle debt	(6,615)	(5,082)	(6,800)
Short-term borrowings/(repayments) less than 90 days—net	30	(7)	217
Common stock repurchases for tax withholdings	(651)	(402)	(407)
Proceeds from issuance of shares (2)	745	414	279
Financing—other (2)	(145)	(239)	(103)
Cash dividends paid	(6,147)	(6,040)	(5,948)
Net cash provided by/(used in) financing activities	(7,079)	(1,769)	(4,958)
Effect of exchange rate changes on cash, cash equivalents and restricted cash	(359)	9	(244)
Net change in cash, cash equivalents and restricted cash	1,071	5,101	1,032
Cash, cash equivalents and restricted cash at January 1	13,089	7,988	6,957
Cash, cash equivalents and restricted cash at December 31	$14,160	$13,089	$7,988
Supplemental data
Income taxes paid—net of refunds received	$1,723	$1,564	$1,865
Interest paid on debt	$1,978	$1,668	$1,401
(1)Includes operating lease right-of-use assets amortization expense of $0.9 billion in 2024, 2023 and 2022.
(2)Prior-year amounts have been reclassified to conform to the change in 2024 presentation.
Amounts may not add due to rounding.
The accompanying notes are an integral part of the financial statements.

50	Consolidated Statement of Equity International Business Machines Corporation and Subsidiary Companies

($ in millions except per share amounts)
	Common Stock and Additional Paid-in Capital	Retained Earnings	Treasury Stock	Accumulated Other Comprehensive Income/(Loss)	Total IBM Stockholders’ Equity	Non- Controlling Interests	Total Equity
2022
Equity, January 1, 2022	$57,319	$154,209	$(169,392)	$(23,234)	$18,901	$95	$18,996
Net income plus other comprehensive income/(loss)
Net income		1,639			1,639		1,639
Other comprehensive income/(loss)				6,494	6,494		6,494
Total comprehensive income					$8,134		$8,134
Cash dividends paid—common stock ($6.59 per share)		(5,948)			(5,948)		(5,948)
Common stock issued under employee plans (8,539,072 shares)	962				962		962
Purchases (3,027,994 shares) and sales (2,512,300 shares) of treasury stock under employee plans—net		(12)	(92)		(104)		(104)
Other equity	63	(63)			0		0
Changes in noncontrolling interests						(18)	(18)
Equity, December 31, 2022	$58,343	$149,825	$(169,484)	$(16,740)	$21,944	$77	$22,021
Amounts may not add due to rounding.
The accompanying notes are an integral part of the financial statements.

($ in millions except per share amounts)
	Common Stock and Additional Paid-in Capital	Retained Earnings	Treasury Stock	Accumulated Other Comprehensive Income/(Loss)	Total IBM Stockholders’ Equity	Non- Controlling Interests	Total Equity
2023
Equity, January 1, 2023	$58,343	$149,825	$(169,484)	$(16,740)	$21,944	$77	$22,021
Net income plus other comprehensive income/(loss)
Net income		7,502			7,502		7,502
Other comprehensive income/(loss)				(2,021)	(2,021)		(2,021)
Total comprehensive income					$5,481		$5,481
Cash dividends paid—common stock ($6.63 per share)		(6,040)			(6,040)		(6,040)
Common stock issued under employee plans (9,794,240 shares)	1,300				1,300		1,300
Purchases (2,953,554 shares) and sales (2,080,983 shares) of treasury stock under employee plans—net		(11)	(140)		(152)		(152)
Changes in noncontrolling interests						3	3
Equity, December 31, 2023	$59,643	$151,276	$(169,624)	$(18,761)	$22,533	$80	$22,613
Amounts may not add due to rounding.
The accompanying notes are an integral part of the financial statements.

Consolidated Statement of Equity International Business Machines Corporation and Subsidiary Companies	51

($ in millions except per share amounts)
	Common Stock and Additional Paid-in Capital	Retained Earnings	Treasury Stock	Accumulated Other Comprehensive Income/(Loss)	Total IBM Stockholders’ Equity	Non- Controlling Interests	Total Equity
2024
Equity, January 1, 2024	$59,643	$151,276	$(169,624)	$(18,761)	$22,533	$80	$22,613
Net income plus other comprehensive income/(loss)
Net income		6,023			6,023		6,023
Other comprehensive income/(loss)				3,492	3,492		3,492
Total comprehensive income					$9,516		$9,516
Cash dividends paid—common stock ($6.67 per share)		(6,147)			(6,147)		(6,147)
Common stock issued under employee plans (12,253,153 shares)	1,737				1,737		1,737
Purchases (3,430,885 shares) and sales (2,454,155 shares) of treasury stock under employee plans—net		11	(343)		(332)		(332)
Changes in noncontrolling interests						6	6
Equity, December 31, 2024	$61,380	$151,163	$(169,968)	$(15,269)	$27,307	$86	$27,393
Amounts may not add due to rounding.
The accompanying notes are an integral part of the financial statements.

52	Notes to the Consolidated Financial Statements International Business Machines Corporation and Subsidiary Companies

NOTE A. SIGNIFICANT ACCOUNTING POLICIES
Basis of Presentation
The accompanying Consolidated Financial Statements and footnotes of the International Business Machines Corporation (IBM or “the company”) have been prepared in accordance with accounting principles generally accepted in the United States of America (GAAP).
Within the financial statements and tables presented, certain columns and rows may not add due to the use of rounded numbers for disclosure purposes. Percentages presented are calculated from the underlying whole-dollar amounts. Certain prior-year amounts have been reclassified to conform to the change in current year presentation. This is annotated where applicable.
Over the past several years, the company has taken actions to reduce the risk profile of its worldwide retirement-related plans, while at the same time increasing the funded status of the plans. In 2022 and 2024, non-participating single group annuity contracts were purchased from insurers which irrevocably transferred to the insurers certain defined benefit (“DB”) pension obligations and related plan assets, as described below. There were no changes to the amount of benefits payable to the participants and beneficiaries of the plans transferred. These pension transfers reduced the company’s pension obligations and assets by approximately the same amount and were purchased using assets from their respective retirement plans with no additional funding contributions required from the company. Each transaction resulted in the recognition of a one-time, non-cash, pre-tax pension settlement charge (“pension settlement charge”) in the respective period of the pension transfer. Additional details of each transfer are included below:

In September 2022, the IBM Personal Pension Plan (“Qualified PPP”) irrevocably transferred to insurers approximately $16 billion of the Qualified PPP’s DB pension obligations and related plan assets. As a result of this transaction, the company recognized a pension settlement charge of $5.9 billion ($4.4 billion net of tax) in the third quarter of 2022.

In September 2024, the Qualified PPP irrevocably transferred to an insurer approximately $6 billion of the Qualified PPP’s DB pension obligations and related plan assets. As a result of this transaction, the company recognized a pension settlement charge of $2.7 billion ($2.0 billion net of tax) in the third quarter of 2024.

In October 2024, IBM Canada LTD (“IBMC”) irrevocably transferred to insurers approximately $1.2 billion of the IBMC IBM Retirement Plan DB pension obligations and related plan assets. As a result of this transaction, the company recognized a pension settlement charge of $0.4 billion in the fourth quarter of 2024.

The pension settlement charges described above were primarily related to the accelerated recognition of accumulated actuarial losses of the plans. The tax benefits associated with these pension settlement charges are reflected as an adjustment to reconcile net income to net cash provided by operating activities within deferred taxes in the Consolidated Statement of Cash Flows. Refer to note U, “Retirement-Related Benefits,” for additional information.
The company reported a benefit from income taxes of $218 million and $626 million for the years ended December 31, 2024 and December 31, 2022, respectively. The 2024 and 2022 tax benefits were driven by the tax impact of the pension settlement charges, as described above. The 2024 tax benefit was also driven by the resolution of certain tax audit matters. Refer to note G, “Taxes,” for additional information.
Noncontrolling interest amounts of $17 million, $16 million and $20 million, net of tax, for the years ended December 31, 2024, 2023 and 2022, respectively, are included as a reduction within other (income) and expense in the Consolidated Income Statement.
Principles of Consolidation
The Consolidated Financial Statements include the accounts of IBM and its controlled subsidiaries, which are primarily majority owned. Any noncontrolling interest in the equity of a subsidiary is reported as a component of total equity in the Consolidated Balance Sheet. Net income and losses attributable to the noncontrolling interest are reported as described above in the Consolidated Income Statement. The accounts of variable interest entities (VIEs) are included in the Consolidated Financial Statements, if required. Investments in business entities in which the company does not have control but has the ability to exercise significant influence over operating and financial policies, are accounted for using the equity method and the company’s proportionate share of income or loss is recorded in other (income) and expense. At December 31, 2024 and 2023, equity method investments were $108 million and $125 million, respectively. Equity investments in non-publicly traded entities lacking controlling financial interest or significant influence are primarily measured at cost, absent other indicators of fair value, net of impairment, if any. At December 31, 2024 and 2023, equity investments measured at cost were $156 million and $131 million, respectively. Equity method investments and equity investments measured at cost are included in investments and sundry assets in the Consolidated Balance Sheet. The accounting policy for other investments in equity securities is described within the “Marketable Securities” section of this note. All intercompany transactions and accounts have been eliminated in IBM’s consolidated financial results.

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
The company continues to develop new products and offerings and their associated consumption and delivery methods, including the use of cloud and as-a-Service models. These are not separate businesses; they are offerings across the segments that address market opportunities in areas such as cloud, data, AI, analytics and security. Revenue from these offerings follows the specific revenue recognition policies for arrangements with multiple performance obligations and for each major category of revenue, depending on the type of offering, which are comprised of services, software and/or hardware.
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
Services
The company’s primary services offerings include consulting services, including business transformation; technology consulting and application operations including the design and development of complex IT environments to a client’s specifications (e.g., design and build); cloud services; business process outsourcing; security services and infrastructure support. Many of these services can be delivered entirely or partially through cloud or as-a-Service delivery models. The company’s services are provided on a time-and-material basis, as a fixed-price contract or as a fixed-price per measure of output contract and the contract terms generally range from less than one year to 5 years.
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
Revenue related to maintenance and infrastructure support and extended warranty is recognized on a straight-line basis over the period of performance because the company is standing ready to provide services.
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
In some services contracts, the company bills the client prior to recognizing revenue from performing the services. Deferred income of $3,169 million and $3,444 million at December 31, 2024 and 2023, respectively, is included in the Consolidated Balance Sheet. In other services contracts, the company performs the services prior to billing the client. When the company performs services prior to billing the client in design and build contracts, the right to consideration is typically subject to milestone completion or client acceptance and the unbilled accounts receivable is classified as a contract asset. At December 31, 2024 and 2023, contract assets for services contracts of $403 million and $420 million, respectively, are included in prepaid expenses and other current assets in the Consolidated Balance Sheet. The remaining amount of unbilled accounts receivable for services contracts of $808 million and $816 million at December 31, 2024 and 2023, respectively, are included in notes and accounts receivable–trade in the Consolidated Balance Sheet.
Billings usually occur in the month after the company performs the services or in accordance with specific contractual provisions.
Hardware
The company’s hardware offerings include the sale or lease of Hybrid Infrastructure solutions including IBM Z as well as Distributed Infrastructure solutions such as Power and Storage solutions. The capabilities of these products can also be delivered through as-a-Service or cloud delivery models, such as Infrastructure-as-a-Service and Storage-as-a-Service. The company also offers installation services for its more complex hardware products. Hardware offerings are often sold with distinct maintenance services, described in the Services section above.
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
Software
The company’s software offerings include hybrid platform software solutions, which contain many of the company’s strategic areas including Red Hat, automation, data and AI, and security; transaction processing, which primarily supports mission-critical systems for clients; and distributed infrastructure software, which provides operating systems for IBM Z and Power Systems hardware. These offerings include proprietary software and open-source software, and many can be delivered entirely or partially through as-a-Service or cloud delivery models, while others are delivered as on-premise software licenses.
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
Services Costs
Recurring operating costs for services contracts are recognized as incurred. For fixed-price design and build contracts, the costs of external hardware and software accounted for under the cost-to-cost measure of progress are deferred and recognized based on the labor costs incurred to date (i.e., the measure of progress), as a percentage of the total estimated labor costs to fulfill the contract as control transfers over time for these performance obligations. Certain eligible, non-recurring costs (i.e., setup costs) incurred in the initial phases of business process outsourcing contracts and other cloud-based services contracts, including Software-as-a-Service arrangements, are capitalized when the costs relate directly to the contract, the costs generate or enhance resources of the company that will be used in satisfying the performance obligation in the future, and the costs are expected to be recovered. These costs consist of transition and setup costs related to the provisioning, configuring, implementation and training and other deferred fulfillment costs, including, for example, prepaid assets used in services contracts (i.e., prepaid software or prepaid maintenance). Capitalized costs are amortized on a straight-line basis over the expected period of benefit, which can include anticipated contract renewals or extensions, consistent with the transfer to the client of the services to which the asset relates. Additionally, fixed assets associated with these contracts are capitalized and depreciated on a straight-line basis over the expected useful life of the asset. If an asset is contract specific, then the depreciation period is the shorter of the useful life of the asset or the contract term. Amounts paid to clients in excess of the fair value of acquired assets used in business process outsourcing arrangements are deferred and amortized on a straight-line basis as a reduction of revenue over the expected period of benefit. The company performs periodic reviews to assess the recoverability of deferred contract transition and setup costs. If the carrying amount is deemed not recoverable, an impairment loss is recognized. Refer to note C, “Revenue Recognition,” for the amount of deferred costs to fulfill a contract at December 31, 2024 and 2023.
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
Refer to note Q, “Commitments & Contingencies,” for additional information.
Shipping and Handling
Costs related to shipping and handling are recognized as incurred and included in cost in the Consolidated Income Statement.
Expense and Other Income
Selling, General and Administrative
Selling, general and administrative (SG&A) expense is charged to income as incurred, except for certain sales commissions, which are capitalized and amortized. For further information regarding capitalizing sales commissions, refer to “Incremental Costs of Obtaining a Contract” above. Expenses of promoting and selling products and services are classified as selling expense and, in addition to sales commissions, include such items as compensation, advertising and travel. General and administrative expense includes such items as compensation, IT costs, legal costs, office rental, non-income taxes, and insurance. In addition, general and administrative expense includes other operating items such as amortization of certain intangible assets, workforce rebalancing charges related to employees terminated in the ongoing course of business, acquisition costs related to business combinations, environmental remediation costs, and allowance for credit losses.

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
Advertising and promotional expense, which includes media, agency and promotional expense, was $1,173 million, $1,237 million and $1,330 million in 2024, 2023 and 2022, respectively, and is recorded in SG&A expense in the Consolidated Income Statement.
Research, Development and Engineering
Research, development and engineering (RD&E) costs are expensed as incurred. These costs are predominantly research and development expenses, related to scientific research and the application of scientific advances to the development of new and improved products and their uses, as well as services and their application. Software costs that are incurred to produce the finished product after technological feasibility has been established are capitalized as an intangible asset.
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
Government Assistance
The company receives grants from governments and government agencies (government) in support of certain of the company’s business activities, primarily related to research, job creation, or job training. Grants are generally received in the form of cash as either a recovery for expenses incurred or as an incentive for meeting certain requirements as agreed to in the grant, with terms ranging from one to five years. Grants are recorded as credits against Cost, SG&A and RD&E in the Consolidated Income Statement based on the nature of the grant and the expense being offset once the conditions and restrictions of the grant have been met and payment has been received from the government. When a grant is received before conditions of the grant have been met, the grant is recorded in other accrued expenses and liabilities or other liabilities in the Consolidated Balance Sheet. For the years ended December 31, 2024 and 2023, grants recorded in the company’s Consolidated Financial Statements were not material.
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
Derivative Financial Instruments
The company uses derivative financial instruments primarily to manage foreign currency and interest rate risk, and to a lesser extent equity. The company does not use derivative financial instruments for trading or speculative purposes. Derivatives that qualify for hedge accounting can be designated as either cash flow hedges, net investment hedges, or fair value hedges. The company may

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
Changes in the fair value of derivatives designated as a cash flow hedge are recorded, net of applicable taxes, in OCI and subsequently reclassified into the same income statement line as the hedged exposure when the underlying hedged item is recognized in earnings. For forward contracts designated as cash flow hedges of the principal associated with foreign currency denominated debt, the company excludes the initial forward points from the assessment of hedge effectiveness and recognizes it in other (income) and expense in the Consolidated Income Statement on a straight-line basis over the life of the hedging instrument. Changes in the fair value of the amounts excluded from the assessment of hedge effectiveness are recognized in OCI. Effectiveness for net investment hedging derivatives is measured on a spot-to-spot basis. Changes in the fair value of highly effective net investment hedging derivatives and other non-derivative financial instruments designated as net investment hedges are recorded as foreign currency translation adjustments in OCI. Unrealized gains or losses on excluded components of net investment hedging derivatives are recorded in OCI and recognized on a straight-line basis over the life of the hedge in interest expense and cost of financing in the Consolidated Income Statement. Changes in the fair value of interest rate derivatives designated as a fair value hedge and the offsetting changes in the fair value of the underlying hedged exposure are recorded in interest expense and cost of financing. Changes in the fair value of derivatives not designated as hedges are reported in earnings primarily in other (income) and expense. Refer to note S, “Derivative Financial Instruments,” for further information.
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

Financial Instruments
In determining the fair value of its financial instruments, the company uses a variety of methods and assumptions that are based on market conditions and risks existing at each balance sheet date. Refer to note I, “Financial Assets & Liabilities,” for further information. All methods of assessing fair value result in a general approximation of value, and such value may never actually be realized.
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
The company holds investments primarily in time deposits, certificates of deposit, and U.S. government debt that are designated as available-for-sale. The primary objective of the company’s cash and debt investment portfolio is to protect principal by investing in very liquid investment securities with highly rated counterparties.
Available-for-sale securities are measured for impairment on a recurring basis by comparing the security’s fair value with its amortized cost basis. If the fair value of the security falls below its amortized cost basis, the change in fair value is recognized in the period the impairment is identified when the loss is due to credit factors. The change in fair value due to non-credit factors is recorded in other comprehensive income when the company does not intend to sell and has the ability to hold the investment. The company’s standard practice is to hold all of its debt security investments classified as available-for-sale until maturity. There were no impairments for credit losses and no material non-credit impairments recognized for the years ended December 31, 2024, 2023 and 2022.
Certain nonfinancial assets such as property, plant and equipment, land, goodwill and intangible assets are subject to non-recurring fair value measurements if they are deemed to be impaired. The impairment models used for nonfinancial assets depend on the type of asset. There were no material impairments of nonfinancial assets for the years ended December 31, 2024, 2023 and 2022.
Cash Equivalents
All highly liquid investments with original maturities of three months or less at the date of purchase are considered to be cash equivalents.
Marketable Securities
The company measures equity investments at fair value with changes recognized in net income.
Debt securities included in current assets represent securities that are expected to be realized in cash within one year of the balance sheet date. Long-term debt securities are included in investments and sundry assets. Debt securities are considered available-for-sale and are reported at fair value with unrealized gains and losses, net of applicable taxes, in OCI. The realized gains and losses on available-for-sale debt securities are included in other (income) and expense in the Consolidated Income Statement. Realized gains and losses are calculated based on the specific identification method. Refer to note I, “Financial Assets & Liabilities,” for additional information.
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
Transfers of Financial Assets
The company enters into arrangements to sell certain financial assets (primarily notes and accounts receivable–trade and financing receivables) to third-party financial institutions. For a transfer of financial assets to be considered a sale, the asset must be legally isolated from the company and the purchaser must have control of the asset (“true sale”). Determining whether all the true sale requirements have been met includes an evaluation of legal considerations, the extent of the company’s continuing involvement with the assets transferred and any other relevant consideration. When the true sale criteria are met, the company derecognizes the

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
Arrangements to sell notes and accounts receivable–trade are used in the normal course of business as part of the company’s cash and liquidity management. Facilities primarily in the U.S. and several countries in Europe enable the company to sell certain notes and accounts receivable–trade, without recourse, to third parties in order to manage credit, collection, concentration and currency risk. The gross amounts sold (the gross proceeds) under these arrangements were $4.2 billion, $3.4 billion and $3.3 billion for the years ended December 31, 2024, 2023 and 2022, respectively. Within the notes and accounts receivables–trade sold and derecognized from the Consolidated Balance Sheet, $0.9 billion, $0.5 billion and $1.0 billion remained uncollected from customers at December 31, 2024, 2023 and 2022, respectively. The fees and the net gains and losses associated with the transfer of notes and accounts receivables-trade were not material for any of the periods presented. Refer to note K, “Financing Receivables,” for more information on transfers of financing receivables.
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
Supplier Financing
The company has supplier finance programs with third-party financial institutions where the company agrees to pay the financial institutions the stated amounts of invoices from participating suppliers on the originally invoiced maturity date, which have an average term of 90 to 120 days, consistent with the company's standard payment terms. The financial institutions offer earlier payment of the invoices at the sole discretion of the supplier for a discounted amount. The company does not provide secured legal assets or other forms of guarantees under the arrangements. The company is not a party to the arrangements between its suppliers and the financial institutions. These obligations are recognized as accounts payable in the Consolidated Balance Sheet. The obligations outstanding under these programs at December 31, 2024 and December 31, 2023 were $110 million and $101 million, respectively. The amount of the invoices received and paid under these obligations was $512 million and $503 million, respectively, for the year ended December 31, 2024.
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
For all asset classes, the company has elected the lessee practical expedient to combine lease and non-lease components (e.g., maintenance services) and account for the combined unit as a single lease component. A significant portion of the company’s lease portfolio is real estate, which are mainly accounted for as operating leases, and are primarily used for corporate offices and data centers. The average term of the real estate leases is approximately five years. The company also has equipment leases, such as IT and semiconductor research equipment, which have lease terms that range from five to ten years. For certain of these operating and finance leases, the company applies a portfolio approach to account for the lease assets and lease liabilities.

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
NOTE B. ACCOUNTING CHANGES
New Standards to be Implemented
Disaggregation of Income Statement Expenses
Standard/Description–Issuance date: November 2024. This guidance requires a new tabular disclosure of certain types of expenses (including purchases of inventory, employee compensation, depreciation and amortization) that are included within commonly presented expense captions on the income statement. The guidance also requires the disclosure of a qualitative description of the amounts remaining in relevant expense captions that are not separately disaggregated quantitatively. Additionally, the guidance requires the disclosure of the total amount of selling expenses and an entity’s definition of selling expenses. The disclosures are required on an interim and annual basis.
Effective Date and Adoption Considerations–The guidance is effective for the company for annual reporting periods beginning in 2027, and for interim reporting periods beginning January 1, 2028. Early adoption is permitted. The company expects to adopt the guidance as of the effective date and to apply the guidance on a prospective basis.
Effect on Financial Statements or Other Significant Matters–Given the scope of the work required to implement the new standard, the company began its assessment process in 2024. A cross-functional implementation team has been established which is evaluating the need for any changes to systems, processes, data or controls to meet the additional disclosure requirements. As the guidance is a change to disclosures only, it will impact the Notes to the Consolidated Financial Statements but will not impact the consolidated financial results.
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
Effect on Financial Statements or Other Significant Matters–As the guidance is a change to disclosures only, it will impact note G, “Taxes,” but will not impact the consolidated financial results.
Standards Implemented
Segment Reporting Disclosures
Standard/Description–Issuance date: November 2023. This guidance requires the disclosure of significant segment expenses that are regularly provided to a company’s chief operating decision maker and included within each reported measure of segment profit or loss. The company must also disclose “other segment items,” which is the difference between segment revenue less significant expenses for each reported measure of segment profit or loss, and a description of its composition. This guidance also requires all segment annual disclosures to be provided on an interim basis.
Effective Date and Adoption Considerations–The guidance was effective for annual periods beginning in 2024, and for interim periods beginning January 1, 2025, and is required to be applied on a retrospective basis to all prior periods presented. Early adoption was permitted. The company adopted the guidance as of the effective date.
Effect on Financial Statements or Other Significant Matters–The guidance is a change to disclosures only, that impacted note D, “Segments,” but did not have an impact on the consolidated financial results.
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
Effect on Financial Statements or Other Significant Matters–The guidance is a change to disclosures only, that impacted the supplier financing disclosure in note A, “Significant Accounting Policies,” but did not have an impact on the consolidated financial results.

Notes to the Consolidated Financial Statements International Business Machines Corporation and Subsidiary Companies	67
NOTE C. REVENUE RECOGNITION
Disaggregation of Revenue
The following tables provide details of revenue by major products/service offerings and revenue by geography. In the first quarter of 2025, the company announced changes to the reported revenue categories within its Software and Consulting reportable segments. Since these changes did not occur until first-quarter 2025, the periods presented in this Annual Report are reported under the historical reported revenue categories, as shown in the following tables. These changes will not impact the company’s Consolidated Financial Statements or its reportable segments.
Revenue by Major Products/Service Offerings

($ in millions)
For the year ended December 31:	2024	2023 (1)	2022 (1)
Hybrid Platform & Solutions	$18,808	$17,396	$16,458
Transaction Processing	8,277	7,615	7,171
Total Software	$27,085	$25,011	$23,629
Business Transformation	$9,347	$9,179	$8,834
Application Operations	7,692	7,930	7,494
Technology Consulting	3,653	3,775	3,730
Total Consulting	$20,692	$20,884	$20,058
Hybrid Infrastructure	$8,913	$9,215	$9,451
Infrastructure Support	5,107	5,377	5,837
Total Infrastructure	$14,020	$14,593	$15,288
Financing (2)	$713	$741	$645
Other	$243	$632	$909
Total Revenue	$62,753	$61,860	$60,530
(1)Recast to reflect January 2024 segment changes. Refer to note D, “Segments,” for additional information.
(2)Contains lease and loan financing arrangements which are not subject to the guidance on revenue from contracts with customers.

Revenue by Geography

($ in millions)
For the year ended December 31:	2024	2023	2022
Americas	$31,266	$31,666	$31,057
Europe/Middle East/Africa	19,429	18,492	17,950
Asia Pacific	12,058	11,702	11,522
Total	$62,753	$61,860	$60,530
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
At December 31, 2024, the aggregate amount of the transaction price allocated to RPO related to customer contracts that are unsatisfied or partially unsatisfied was approximately $63 billion, of which approximately 67 percent is expected to be recognized as revenue in the subsequent two years, approximately 29 percent in the subsequent three to five years, and the balance thereafter.
Revenue Recognized for Performance Obligations Satisfied (or Partially Satisfied) in Prior Periods
For the year ended December 31, 2024, revenue for performance obligations satisfied or partially satisfied in previous periods was immaterial.

68	Notes to the Consolidated Financial Statements International Business Machines Corporation and Subsidiary Companies
Reconciliation of Contract Balances
The following table provides information about notes and accounts receivable—trade, contract assets and deferred income balances.

($ in millions)
At December 31:	2024	2023
Notes and accounts receivable — trade (net of allowances of $114 in 2024 and $192 in 2023)	$6,804	$7,214
Contract assets (1)	433	505
Deferred income (current)	13,907	13,451
Deferred income (noncurrent)	3,622	3,533
(1)Included within prepaid expenses and other current assets in the Consolidated Balance Sheet.
The amount of revenue recognized during the year ended December 31, 2024 that was included within the deferred income balance at December 31, 2023 was $11.0 billion and primarily related to software and services.
The following table provides roll forwards of the notes and accounts receivable—trade allowance for expected credit losses for the years ended December 31, 2024 and 2023.

($ in millions)
January 1, 2024	Additions/(Releases)	Write-offs (1)	Foreign currency and Other	December 31, 2024
$192	$(2)	$(78)	$2	$114

January 1, 2023	Additions/(Releases)	Write-offs (1)	Foreign currency and Other	December 31, 2023
$233	$32	$(79)	$6	$192
(1)The majority of the write-offs during the period related to receivables which had been previously reserved.
The contract assets allowance for expected credit losses was not material in the years ended December 31, 2024 and 2023.
Deferred Costs

($ in millions)
At December 31:	2024	2023
Capitalized costs to obtain a contract	$794	$686
Deferred costs to fulfill a contract
Deferred setup costs	326	399
Other deferred fulfillment costs	628	755
Total deferred costs (1)	$1,748	$1,841
(1)Of the total deferred costs, $959 million was current and $788 million was noncurrent at December 31, 2024 and $998 million was current and $842 million was noncurrent at December 31, 2023.
The amount of total deferred costs amortized during the year ended December 31, 2024 was $1,363 million and there were no material impairment losses incurred. Refer to note A, “Significant Accounting Policies,” for additional information on deferred costs to fulfill a contract and capitalized costs of obtaining a contract.

Notes to the Consolidated Financial Statements International Business Machines Corporation and Subsidiary Companies	69
NOTE D. SEGMENTS
In the first quarter of 2024, the company made changes to its organizational structure and management system to better align its portfolio with the market, increase transparency and improve segment comparability to peers. These changes did not impact the company's Consolidated Financial Statements, but did impact its reportable segments. Due to the removal of certain components of segment profitability, as described below, the company also updated the title of its segment performance metric from pre-tax income from continuing operations to segment profit.
The following table displays the segment updates:

Reportable Segment Change	Resulting Segment Implications
The Weather Company asset divestiture (1)	-	Software Segment
	+	Other—divested business
Security Services realignment	-	Software Segment
	+	Consulting Segment
Removal of stock-based compensation and net interest allocations from segment profitability	-	Software Segment, Consulting Segment, Infrastructure Segment, Financing Segment (2)
	+	Other
(1)The Weather Company asset divestiture closed January 31, 2024.
(2)Presentation of interest for the Financing Segment did not change.
The segments represent components of the company for which separate financial information is available that is utilized on a regular basis by the chief operating decision maker (Chairman, President and Chief Executive Officer) in determining how to allocate resources and evaluate performance. The segments are determined based on several factors, including client base, homogeneity of products, technology, delivery channels and similar economic characteristics.
Certain transactions between the segments are recorded to other (income) and expense and are reflected in segment profit. The company utilizes globally integrated support organizations to realize economies of scale and efficient use of resources. As a result, a considerable amount of expense is shared by all of the segments. This shared expense includes sales coverage, certain marketing functions and support functions such as Accounting, Treasury, Procurement, Legal, Human Resources, Chief Information Office, and Billing and Collections. Where practical, shared expenses are allocated based on measurable drivers of expense, e.g., headcount. When a clear and measurable driver cannot be identified, shared expenses are allocated on a financial basis that is consistent with the company’s management system, e.g., advertising expense is allocated based on the gross profits of the segments. A portion of the shared expenses, which are recorded in net income, are not allocated to the segments. These expenses are associated with the elimination of internal transactions and other miscellaneous items.

70	Notes to the Consolidated Financial Statements International Business Machines Corporation and Subsidiary Companies
The following tables reflect the results of continuing operations of the company’s segments consistent with the management and measurement system utilized within the company and have been recast for the prior-year periods to reflect the company's segment changes described above. Performance measurement is based on segment profit. The chief operating decision maker considers budget-to-actual results of segment profit, both when evaluating the performance of and allocating resources to each of the segments as well as in developing certain compensation recommendations.
Management System Segment View

($ in millions)
For the year ended December 31 (1):	Software	Consulting	Infrastructure	Financing (2)	Total Segments
2024
Revenue	$27,085	$20,692	$14,020	$713	$62,510
Segment cost	4,428	15,103	6,201	372	26,103
Other expense and (income) (3)	13,974	3,535	5,369	(6)	22,872
Segment profit	8,684	2,054	2,450	348	13,535
Revenue year-to-year change	8.3%	(0.9)%	(3.9)%	(3.7)%	2.1%
Segment profit year-to-year change	15.8%	(3.6)%	(13.4)%	(6.6)%	5.5%
Segment profit margin	32.1%	9.9%	17.5%	48.8%	21.7%
2023
Revenue	$25,011	$20,884	$14,593	$741	$61,229
Segment cost	4,289	15,297	6,406	384	26,376
Other expense and (income) (3)	13,222	3,458	5,359	(16)	22,023
Segment profit	7,499	2,130	2,828	373	12,829
Revenue year-to-year change	5.8%	4.1%	(4.5)%	14.8%	2.7%
Segment profit year-to-year change	6.9%	13.8%	5.9%	9.8%	7.9%
Segment profit margin	30.0%	10.2%	19.4%	50.3%	21.0%
2022
Revenue	$23,629	$20,058	$15,288	$645	$59,621
Segment cost	4,146	14,878	7,212	398	26,634
Other expense and (income) (3)	12,471	3,310	5,405	(92)	21,093
Segment profit	7,012	1,871	2,671	340	11,893
(1)Prior-year amounts recast to reflect January 2024 segment changes.
(2)Refer to “Segment Assets and Other Items” section below for additional information on financing interest income and expense.
(3)Other expense and (income) by segment primarily includes:
Software - SG&A, RD&E, Other income, Intellectual property and custom development income
Consulting - SG&A
Infrastructure - SG&A, RD&E, Intellectual property and custom development income, Other income
Financing - Intercompany financing net other income, SG&A

Notes to the Consolidated Financial Statements International Business Machines Corporation and Subsidiary Companies	71
Reconciliations of IBM as Reported

($ in millions)
For the year ended December 31:	2024	2023 (1)	2022 (1)
Revenue
Total reportable segments	$62,510	$61,229	$59,621
Other—divested businesses	35	397	774
Other revenue	207	235	135
Total revenue	$62,753	$61,860	$60,530

($ in millions)
For the year ended December 31:	2024	2023 (1)	2022 (1)
Pre-tax income from continuing operations
Total reportable segment profit	$13,535	$12,829	$11,893
Amortization of acquired intangible assets	(1,830)	(1,627)	(1,747)
Acquisition-related (charges)/income (2)	(122)	(33)	(18)
Non-operating retirement-related (costs)/income (3)	(3,457)	39	(6,548)
Kyndryl-related impacts (4)	—	—	(351)
Stock-based compensation	(1,311)	(1,133)	(987)
Net interest excluding the Financing segment	(984)	(973)	(1,071)
Workforce rebalancing charges (5)	(692)	(435)	—
Other—divested businesses (6)	234	83	239
Unallocated corporate amounts and other (7)	425	(59)	(254)
Total pre-tax income from continuing operations	$5,797	$8,690	$1,156
(1)Recast to reflect January 2024 segment changes.
(2)2024 and 2023 include the impacts of foreign exchange derivative contracts entered into by the company prior to the acquisition of StreamSets and webMethods from Software AG. Refer to note S, “Derivative Financial Instruments,” for additional information.
(3)2024 and 2022 include the impacts of pension settlement charges of $3.1 billion and $5.9 billion, respectively. Refer to note U, “Retirement-Related Benefits,” for additional information.
(4)Net impacts for Kyndryl retained shares and related swaps. Refer to note S, “Derivative Financial Instruments,” for additional information.
(5)Beginning in the first quarter of 2023, the company updated its measure of segment profit, consistent with its management system, to no longer allocate workforce rebalancing charges to its reportable segments. Workforce rebalancing charges of $40 million for 2022 were included in the segments.
(6)2024 includes a gain from the divestiture of The Weather Company assets. 2022 includes a gain from the sale of healthcare software assets. Refer to note E, “Acquisitions & Divestitures,” for additional information.
(7)2024 includes a gain from the sale of certain QRadar SaaS assets. Refer to note E, “Acquisitions & Divestitures,” for additional information.

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
Segment Assets and Other Items
Software assets are mainly goodwill, acquired intangible assets and accounts receivable. Consulting assets are primarily goodwill and accounts receivable. Infrastructure assets are primarily goodwill, plant, property and equipment, manufacturing inventory and accounts receivable. Financing assets are primarily financing receivables and cash and marketable securities.
To ensure the efficient use of the company’s space and equipment, several segments may share leased or owned plant, property and equipment assets. Where assets are shared, landlord ownership of the assets is assigned to one segment and is not allocated to each user segment. This is consistent with the company’s management system and is reflected accordingly in the table below. In those cases, there will not be a precise correlation between segment profit and segment assets.
Depreciation expense and capital expenditures that are reported by each segment also are consistent with the landlord ownership basis of asset assignment.
Financing interest income of $681 million, $680 million and $582 million for the years ended December 31, 2024, 2023 and 2022, respectively, reflect the income associated with Financing's external client transactions, as well as the income from investment in cash and marketable securities. Financing interest expense of $369 million, $298 million and $175 million for the years ended December 31, 2024, 2023 and 2022, respectively, reflect the expense associated with intercompany loans set to substantially match the term, currency and interest rate variability underlying the financing receivables and secured borrowings both supporting Financing’s external client transactions. These secured borrowings are included in note O, “Borrowings.” Financing segment cost primarily reflects the cost of financing presented in IBM’s Consolidated Income Statement. Intercompany financing activities are recorded to other (income) and expense and are reflected in segment profit. These intercompany transactions are eliminated in IBM’s consolidated financial results.
Management System Segment View

($ in millions)
For the year ended December 31:	Software	Consulting	Infrastructure	Financing	Total Segments
2024
Assets	$60,707	$14,826	$12,161	$14,075	$101,769
Depreciation/amortization of non-acquired intangibles	495	100	1,103	9	1,708
Capital expenditures/investments in intangibles	338	14	684	11	1,048
2023 (1)
Assets	$59,811	$15,089	$11,991	$14,409	$101,300
Depreciation/amortization of non-acquired intangibles	510	109	1,018	8	1,646
Capital expenditures/investments in intangibles	369	21	836	15	1,241
2022 (1)
Assets	$55,822	$14,261	$12,243	$15,757	$98,083
Depreciation/amortization of non-acquired intangibles	547	112	1,250	14	1,923
Capital expenditures/investments in intangibles	463	29	853	27	1,371
(1)Recast to reflect January 2024 segment changes.

Notes to the Consolidated Financial Statements International Business Machines Corporation and Subsidiary Companies	73
Reconciliations of IBM as Reported

($ in millions)
At December 31:	2024	2023
Assets
Total reportable segments (1)	$101,769	$101,300
Elimination of internal transactions	(853)	(1,028)
Other—divested businesses (1)	74	601
Unallocated amounts
Cash and marketable securities	14,243	12,907
Deferred tax assets	6,850	6,468
Plant, other property and equipment	1,952	1,838
Operating right-of-use assets	2,001	2,085
Pension assets	7,492	7,506
Other	3,647	3,563
Total IBM consolidated assets	$137,175	$135,241
(1)Prior-year amount recast to reflect January 2024 segment changes.
Major Clients
No single client represented 10 percent or more of the company’s total revenue in 2024, 2023 or 2022.
Geographic Information
The following tables provide information for those countries that are 10 percent or more of the specific category.
Revenue (1)

($ in millions)
For the year ended December 31:	2024	2023	2022
United States	$25,144	$25,309	$25,098
Other countries	37,609	36,551	35,432
Total revenue	$62,753	$61,860	$60,530
(1)Revenues are attributed to countries based on the location of the client.
Plant and Other Property–Net (1)

($ in millions)
At December 31:	2024	2023	2022
United States	$4,009	$3,466	$3,209
Other countries	1,717	2,027	2,100
Total	$5,726	$5,492	$5,308
(1)Excludes rental machines.
Operating Right-of-Use Assets–Net

($ in millions)
At December 31:	2024	2023	2022
United States	$1,154	$1,249	$1,074
India (1)	365	218	254
Japan	324	340	259
Other countries (1)	1,355	1,413	1,290
Total	$3,197	$3,220	$2,878
(1)Prior-year amounts have been reclassified to conform to the change in 2024 presentation.

74	Notes to the Consolidated Financial Statements International Business Machines Corporation and Subsidiary Companies
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

($ in millions)
For the year ended December 31:	2024	2023 (1)	2022 (1)
Software
Software	$24,055	$22,409	$21,326
Services	3,002	2,562	2,237
Systems	29	40	66
Consulting
Services	$20,277	$20,515	$19,757
Software	324	272	207
Systems	91	98	94
Infrastructure
Maintenance	$3,951	$4,138	$4,590
Servers	3,693	4,253	4,471
Storage	2,360	2,081	1,989
Services	2,262	2,463	2,653
Software	1,753	1,658	1,585
Financing
Financing	$681	$680	$582
Used equipment sales	32	60	64
(1)Recast to reflect January 2024 segment changes.
NOTE E. ACQUISITIONS & DIVESTITURES
Acquisitions
Purchase price consideration for all acquisitions was paid primarily in cash. All acquisitions, except otherwise stated, were for 100 percent of the acquired business and are reported in the Consolidated Statement of Cash Flows, net of acquired cash and cash equivalents.
The goodwill generated from these acquisitions is primarily attributable to the assembled workforce and the expected synergies from the integration of the acquired businesses. The identified intangible assets are amortized on a straight-line basis over their useful life which approximates the economic life of the assets.
2024
In 2024, the company completed seven acquisitions within the Software segment and four acquisitions within the Consulting segment at an aggregate cost of $3,515 million. These acquisitions are expected to enhance the company’s portfolio of products and services capabilities and further advance IBM’s hybrid cloud and AI strategy.
At December 31, 2024, the remaining cash to be remitted by the company related to certain 2024 acquisitions was $156 million, of which $90 million was classified as restricted cash in the Consolidated Balance Sheet. The remaining cash amount is primarily expected to be paid in 2025.

Notes to the Consolidated Financial Statements International Business Machines Corporation and Subsidiary Companies	75
The following table reflects the purchase price related to these acquisitions and the resulting purchase price allocations as of December 31, 2024.

($ in millions)
	Amortization Life (in Years)	StreamSets and webMethods	Other Acquisitions
Current assets		$347	$120
Property, plant and equipment/noncurrent assets		12	14
Intangible assets
Goodwill	N/A	1,074	918
Client relationships	1—7	680	167
Completed technology	5—7	550	179
Trademarks	1—7	45	6
Total assets acquired		$2,707	$1,403
Current liabilities		196	66
Noncurrent liabilities		253	81
Total liabilities assumed		$448	$147
Total purchase price		$2,259	$1,256
N/A–Not applicable
The valuation of the assets acquired and liabilities assumed is subject to revision. If additional information becomes available, the company may further revise the purchase price allocation as soon as practical, but no later than one year from the acquisition date; however, material changes are not expected.
StreamSets and webMethods–On July 1, 2024, the company completed the acquisition of StreamSets and webMethods from Software AG for approximately $2.3 billion (€2.13 billion) in cash. StreamSets added new data ingestion capabilities to IBM's data platform and webMethods brought integration platform-as-a-service (iPaaS) capabilities to IBM’s automation solutions. Goodwill of $1,074 million was assigned to the Software segment. It is expected that 56 percent of the goodwill will be deductible for tax purposes. The overall weighted-average useful life of the identified amortizable intangible assets acquired was 7.0 years. The acquisition was integrated into the Software segment. Prior to the acquisition, the company entered into foreign currency derivative contracts which expired by June 28, 2024. Refer to note S, “Derivative Financial Instruments,” for financial impacts and additional information.
Other Acquisitions–Goodwill of $470 million, $439 million and $8 million was assigned to the Consulting, Software and Infrastructure segments, respectively. It is expected that 5 percent of the goodwill will be deductible for tax purposes. The overall weighted-average useful life of the identified amortizable intangible assets acquired was 6.7 years.
Transactions Announced–Each of the announced acquisitions is subject to regulatory approvals and other customary closing conditions.
On April 24, 2024, the company announced its intent to acquire all of the outstanding shares of HashiCorp, Inc. (HashiCorp). IBM’s and HashiCorp’s combined portfolios will help clients manage growing application and infrastructure complexity and create a comprehensive end-to-end hybrid cloud platform designed for the AI era. Under the terms of the definitive agreement, HashiCorp’s shareholders on record immediately prior to the effective time on the closing date will receive $35 per share in cash, representing a total enterprise value of approximately $6.4 billion. On July 15, 2024, HashiCorp stockholders voted to approve the merger with IBM. The transaction is expected to close in the first quarter of 2025, subject to regulatory approvals and other customary closing conditions. Upon closing, HashiCorp will be integrated into the Software segment.
On January 16, 2025, the company announced its intent to acquire an Oracle consultancy company with expertise in driving business transformations with Oracle Cloud Applications, including for clients in the public sector. The acquisition is expected to close in the first quarter of 2025. Upon closing, the acquisition will be integrated into the Consulting segment.
On February 25, 2025, the company announced its intent to acquire a provider of enterprise-grade databases to build and deliver Generative AI applications. The acquisition is expected to close in the second quarter of 2025. Upon closing, the acquisition will be integrated into the Software segment.

76	Notes to the Consolidated Financial Statements International Business Machines Corporation and Subsidiary Companies
2023
In 2023, the company completed seven acquisitions within the Software segment and two acquisitions within the Consulting segment at an aggregate cost of $5,197 million.
At December 31, 2024 and 2023, the remaining cash to be remitted by the company related to certain 2023 acquisitions was not material.
The following table reflects the purchase price related to these acquisitions and the resulting purchase price allocations as of December 31, 2024. Net purchase price adjustments recorded in 2024 were not material.

($ in millions)
	Amortization Life (in Years)	Apptio, Inc.	Other Acquisitions
Current assets		$145	$83
Property, plant and equipment/noncurrent assets		23	20
Intangible assets
Goodwill	N/A	3,501	382
Client relationships	6—10	770	44
Completed technology	5—7	530	108
Trademarks	1—5	35	2
Total assets acquired		$5,005	$639
Current liabilities		250	44
Noncurrent liabilities		143	10
Total liabilities assumed		$393	$54
Total purchase price		$4,612	$585
N/A–Not applicable
Apptio, Inc.–On August 10, 2023, the company completed the acquisition of Apptio, Inc., a leading provider of financial and operational IT management and optimization software which enables enterprise leaders to deliver enhanced business value across technology investments. Goodwill of $3,134 million and $367 million was assigned to the Software and Consulting segments, respectively. It is expected that one percent of the goodwill will be deductible for tax purposes. The overall weighted-average useful life of the identified amortizable intangible assets acquired was 8.7 years. The acquisition was integrated into the Software segment.
Other Acquisitions–Goodwill of $341 million, $30 million and $11 million was assigned to the Software, Consulting and Infrastructure segments, respectively. It is expected that none of the goodwill will be deductible for tax purposes. The overall weighted-average useful life of the identified amortizable intangible assets acquired was 6.6 years.
2022
In 2022, the company completed four acquisitions within the Software segment and four acquisitions within the Consulting segment at an aggregate cost of $2,651 million.
At December 31, 2024, the remaining cash to be remitted by the company related to certain 2022 acquisitions was $72 million.

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
N/A–Not applicable
Octo–On December 22, 2022, the company completed the acquisition of Octo, an IT modernization and digital transformation services provider exclusively serving the U.S. federal government. Goodwill of $709 million and $120 million was assigned to the Consulting and Software segments, respectively. It is expected that 24 percent of the goodwill will be deductible for tax purposes. The overall weighted-average useful life of the identified amortizable intangible assets acquired was 9.3 years. The acquisition was integrated into the Consulting segment.
Other acquisitions–Goodwill of $625 million and $431 million was assigned to the Consulting and Software segments, respectively. It is expected that 52 percent of the goodwill will be deductible for tax purposes. The overall weighted-average useful life of the identified amortizable intangible assets acquired was 6.7 years.
Divestitures
2024
The Weather Company Assets–On January 31, 2024, the company completed the sale of The Weather Company assets to Zephyr Buyer, L.P., a wholly-owned subsidiary of Francisco Partners (collectively, Francisco). Under the agreement, Francisco acquired The Weather Company assets from IBM for $1,100 million inclusive of $250 million of contingent consideration, of which $200 million is contingent on Francisco’s attainment of certain investment return metrics. The assets include The Weather Company’s digital consumer-facing offerings, The Weather Channel mobile and cloud-based digital properties including Weather.com, Weather Underground and Storm Radar, as well as its enterprise offerings for broadcast, media, aviation, advertising technology and data solutions for other emerging industries.
Upon closing, the company received cash proceeds of $750 million and provided seller financing to Francisco in the form of a $100 million loan with a term of 7 years. The cash proceeds from the sale were primarily included in cash from investing activities within the Consolidated Statement of Cash Flows. The seller financing is a non-cash investing activity. For the year ended December 31, 2024, the company recognized a pre-tax gain on sale of $243 million in other (income) and expense in the Consolidated Income Statement. As discussed in note D, “Segments,” in the first quarter of 2024, The Weather Company assets previously reported in the Software segment were moved and recast to the Other—divested businesses category.
Other Divestitures–The company completed two divestitures in 2024. The financial terms related to each of these transactions did not have a material impact to IBM's Consolidated Financial Statements.
2023
The company completed two divestitures in 2023. The financial terms related to each of these transactions did not have a material impact to IBM’s Consolidated Financial Statements.

78	Notes to the Consolidated Financial Statements International Business Machines Corporation and Subsidiary Companies
2022
Healthcare Software Assets–On June 30, 2022, the company completed the sale of healthcare software assets for the U.S. and Canada to Francisco Partners (Francisco) and received a cash payment of $1,065 million. Subsequent closings were completed in most other countries in the second half of 2022, with the remaining country closings completed in 2023. The assets included Health Insights, MarketScan, Clinical Development, Social Program Management, Micromedex, and imaging software offerings. In addition, IBM provided Francisco with transition services including IT and other services. For the years ended December 31, 2024, 2023 and 2022, the company recognized a pre-tax gain on sale of $13 million, $45 million and $258 million, respectively, in other (income) and expense in the Consolidated Income Statement.
Other Divestitures–In the first quarter of 2022, the Infrastructure segment completed one divestiture. The financial terms related to this transaction did not have a material impact to IBM’s Consolidated Financial Statements.
Sale of Assets
2024
On August 31, 2024, the company completed the sale of certain QRadar SaaS (software-as-a-service) assets including QRadar intellectual property, customer relationships and customer contracts to Palo Alto Networks (Palo Alto). Upon closing, the company received cash proceeds of $500 million from Palo Alto. Proceeds of $437 million from the sale were included in proceeds from disposition of property, plant and equipment/other within cash from investing activities and the remaining $63 million related to transition and migration services described below were included within cash from operating activities in the Consolidated Statement of Cash Flows. For the year ended December 31, 2024, the company recognized a pre-tax gain on sale of $349 million in other (income) and expense in the Consolidated Income Statement.

In connection with the sale of the QRadar SaaS assets, IBM and Palo Alto are facilitating the migration of QRadar SaaS and IBM's QRadar on-premise (on-prem) clients who choose to migrate to Palo Alto’s Cortex XSIAM, their security operations (SOC) platform. As part of the agreement, IBM will receive incremental future cash payments from Palo Alto for QRadar on-prem clients who choose to migrate to the Cortex XSIAM platform. Until this migration is completed, or contracts expire, the contractual relationship with certain QRadar SaaS and IBM’s QRadar on-prem clients remains with IBM. IBM also provides Palo Alto with transition services including support, operations and other services for QRadar SaaS customer contracts. The client migrations to Cortex XSIAM platform and transition services did not have a material impact on IBM’s Consolidated Financial Statements in 2024.
NOTE F. OTHER (INCOME) AND EXPENSE
Components of other (income) and expense are as follows:

($ in millions)
For the year ended December 31:	2024	2023	2022
Other (income) and expense
(Gains)/losses on foreign currency transactions (1)	$(458)	$116	$(643)
(Gains)/losses on derivative instruments (1)	515	(17)	225
Interest income	(747)	(670)	(162)
Net (gains)/losses from securities and investment assets	(20)	(39)	278
Retirement-related costs/(income) (2)	3,457	(39)	6,548
Other (3)	(877)	(266)	(443)
Total other (income) and expense	$1,871	$(914)	$5,803
(1)The company uses financial hedging instruments to limit specific currency risks related to foreign currency-based transactions. The hedging program does not hedge 100 percent of currency exposures and defers, versus eliminates, the impact of currency. Refer to note S, “Derivative Financial Instruments,” for additional information on foreign exchange risk.
(2)2024 and 2022 include the impacts of pension settlement charges of $3.1 billion and $5.9 billion, respectively. Refer to note U, “Retirement-Related Benefits,” for additional information.
(3)2024 includes pre-tax gains of $349 million from the sale of certain QRadar SaaS assets and $243 million from the divestiture of The Weather Company assets. 2022 includes a pre-tax gain of $258 million from the sale of healthcare software assets. Refer to note E, “Acquisitions & Divestitures,” for additional information.

Notes to the Consolidated Financial Statements International Business Machines Corporation and Subsidiary Companies	79
NOTE G. TAXES

($ in millions)
For the year ended December 31:	2024	2023	2022
Income/(loss) from continuing operations before income taxes
U.S. operations (1)	$(3,405)	$(227)	$(6,602)
Non-U.S. operations	9,202	8,917	7,758
Total income from continuing operations before income taxes	$5,797	$8,690	$1,156
(1)2024 and 2022 include the impact of a pension settlement charge of $2.7 billion and $5.9 billion, respectively. Refer to note U, “Retirement-Related Benefits,” for additional information.
The components of the income from continuing operations provision for/(benefit from) income taxes by taxing jurisdiction were as follows:

($ in millions)
For the year ended December 31:	2024	2023	2022
U.S. federal
Current	$(335)	$560	$391
Deferred	(2,204)	(1,371)	(2,645)
	$(2,539)	$(811)	$(2,253)
U.S. state and local
Current	$152	$127	$184
Deferred	(335)	(162)	(486)
	$(183)	$(34)	$(302)
Non-U.S.
Current	$2,301	$1,594	$1,676
Deferred	203	428	252
	$2,504	$2,022	$1,929
Total continuing operations provision for/(benefit from) income taxes	$(218)	$1,176	$(626)
Discontinued operations provision for/(benefit from) income taxes	$6	$(9)	$124
Total provision for/(benefit from) income taxes	$(212)	$1,167	$(503)
In addition to the total provision for/(benefit from) income taxes, the company recorded a provision included in net income for social security, real estate, personal property and other taxes of approximately $2.9 billion in 2024. The total taxes included in net income was approximately $2.7 billion in 2024.
A reconciliation of the statutory U.S. federal tax rate to the company’s effective tax rate from continuing operations was as follows:

For the year ended December 31:	2024	2023	2022
Statutory rate	21%	21%	21%
Tax differential on foreign income (1)	(13)	(3)	(29)
Domestic incentives (1)	(7)	(5)	(24)
State and local (1)	(2)	0	(21)
Other (1)	(3)	1	(1)
Effective rate	(4)%	14%	(54)%
(1)2024 includes the impacts of pension settlement charges on tax differential on foreign income, domestic incentives, state and local, and other of (4) points, (3) points, (2) points, and (1) point, respectively. 2022 includes the impacts of a pension settlement charge on tax differential on foreign income, domestic incentives, state and local, and other of (24) points, (20) points, (21) points, and (1) point, respectively. Refer to note U, “Retirement-Related Benefits,” for additional information.
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
The continuing operations effective tax rate was (3.8) percent, 13.5 percent, and (54.2) percent in 2024, 2023, and 2022, respectively. The 2024 and 2022 effective tax rates were driven by the tax impact of the pension settlement charges. Refer to note U, “Retirement-Related Benefits,” for additional information. The 2024 effective tax rate was also driven by the resolution of certain tax audit matters.
The effect of tax law changes on deferred tax assets and liabilities did not have a material impact on the company’s 2024 effective tax rate.
Deferred Tax Assets

($ in millions)
At December 31:	2024	2023
Retirement benefits	$1,898	$2,269
Leases	1,157	1,055
Share-based and other compensation	796	720
Tax losses/credits (1) (2)	3,615	3,069
Deferred income	790	682
Bad debt, inventory and warranty reserves	198	305
Depreciation	238	205
Accruals (includes restructuring charges) (2)	395	347
Intangible assets	2,482	2,774
Capitalized research and development	4,185	3,524
Other (2)	784	917
Gross deferred tax assets	16,537	15,868
Less: valuation allowance	1,223	765
Net deferred tax assets	$15,314	$15,103
Deferred Tax Liabilities

($ in millions)
At December 31:	2024	2023
Goodwill and intangible assets	$3,147	$3,054
GILTI deferred taxes	1,200	2,195
Leases and right-of-use assets	1,483	1,369
Depreciation	438	523
Retirement benefits	1,478	1,443
Undistributed foreign earnings	211	192
Hedging (2)	448	30
Other (2)	746	786
Gross deferred tax liabilities	$9,151	$9,593
(1)Includes domestic tax loss/credit carryforwards and foreign tax loss/credit carryforwards.
(2)Prior-year amounts have been reclassified to conform to the change in 2024 presentation.
For financial reporting purposes, as of December 31, 2024, the company had loss carryforwards, the tax effect of which was $1,774 million, as well as credit carryforwards of $1,681 million. Substantially all of these carryforwards are available for at least two years and the majority are available for 10 years or more.
The valuation allowances as of December 31, 2024, 2023 and 2022 were $1,223 million, $765 million and $770 million, respectively. The amounts principally apply to certain loss carryforwards and credits. In the opinion of management, it is more likely than not that these assets will not be realized. However, to the extent that tax benefits related to these carryforwards and credits are realized in the future, the reduction in the valuation allowance will reduce income tax expense.

Notes to the Consolidated Financial Statements International Business Machines Corporation and Subsidiary Companies	81
The amount of unrecognized tax benefits at December 31, 2024 increased by $103 million in 2024 to $8,875 million. A reconciliation of the beginning and ending amount of unrecognized tax benefits was as follows:

($ in millions)
	2024	2023	2022
Balance at January 1	$8,772	$8,728	$8,709
Additions based on tax positions related to the current year	667	296	355
Additions for tax positions of prior years	452	231	174
Reductions for tax positions of prior years	(955)	(457)	(470)
Settlements	(61)	(26)	(41)
Balance at December 31	$8,875	$8,772	$8,728
The additions to unrecognized tax benefits related to the current and prior years were primarily attributable to U.S. federal, state, and non-U.S. tax matters, including transfer pricing. The settlements and reductions to unrecognized tax benefits for tax positions of prior years were primarily attributable to U.S federal, state, and non-U.S. tax matters, including impacts due to lapse of statute of limitations and foreign currency translation adjustments.
The unrecognized tax benefits at December 31, 2024 of $8,875 million can be reduced by $617 million associated with timing adjustments, potential transfer pricing adjustments and state income taxes. The net amount of $8,258 million, if recognized, would favorably affect the company’s effective tax rate. The net amounts at December 31, 2023 and 2022 were $8,205 million and $8,191 million, respectively.
Interest and penalties related to income tax liabilities are included in income tax expense. During the years ended December 31, 2024, 2023 and 2022, the company recognized $282 million, $379 million and $185 million, respectively, in interest expense and penalties. The company had $1,560 million and $1,321 million for the payment of interest and penalties accrued at December 31, 2024 and December 31, 2023, respectively.
Within the next 12 months, the company believes it is reasonably possible that the total amount of unrecognized tax benefits associated with certain positions may be reduced. The potential decrease in the amount of unrecognized tax benefits is associated with certain non-U.S. positions that are expected to be recognized due to a lapse in statute of limitations, as well as anticipated resolution of various audits. The company estimates that the unrecognized tax benefits at December 31, 2024 could be reduced by $139 million.
During the fourth quarter of 2020, the U.S. Internal Revenue Service (IRS) concluded its examination of the company’s U.S. income tax returns for 2013 and 2014 and issued a final Revenue Agent’s Report (RAR) proposing adjustments related to certain cross-border transactions that occurred in 2013. The company filed its IRS Appeals protest in the first quarter of 2021, and in October of 2023, the IRS issued a revised RAR. These adjustments, if sustained, would increase the company’s income subject to tax by approximately $4.2 billion, with tax calculated at the relevant federal income tax rate. The company continues to strongly disagree with the IRS position and will pursue resolution at IRS Appeals and then court, if necessary. In the first quarter of 2024, the IRS concluded its examination of the company's U.S. income tax returns for 2015 and 2016 and issued a final RAR proposing adjustments related to certain cross-border transactions that occurred in 2015. The proposed adjustments, if sustained, would increase the company’s income subject to tax by approximately $1.2 billion, with tax calculated at the relevant federal income tax rate. The company strongly disagrees with the IRS position and filed its IRS Appeals protest in the second quarter of 2024. In the fourth quarter of 2021, the IRS commenced its audit of the company’s U.S. tax returns for 2017 and 2018. The company anticipates that this audit will be completed in 2025. With respect to major U.S. state and foreign taxing jurisdictions, the company is generally no longer subject to tax examinations for years prior to 2016. The company is no longer subject to income tax examination of its U.S. federal tax return for years prior to 2013. The open years contain matters that could be subject to differing interpretations of applicable tax laws and regulations as it relates to the amount and/or timing of income, deductions, and tax credits. Although the outcome of tax audits is always uncertain, the company believes that adequate amounts of tax, interest and penalties have been provided for any adjustments that are expected to result for these years.

The company is involved in a number of income tax-related matters in India challenging tax assessments issued by the India Tax Authorities. As of December 31, 2024, the company had recorded approximately $400 million as prepaid income taxes in India. A significant portion of this balance represents cash tax deposits paid over time to protect the company’s right to appeal various income tax assessments made by the India Tax Authorities. Although the outcome of tax audits is always uncertain, the company believes that adequate amounts of tax, interest and penalties have been provided for any adjustments that are expected to result for these years.

82	Notes to the Consolidated Financial Statements International Business Machines Corporation and Subsidiary Companies
Within consolidated retained earnings at December 31, 2024 were undistributed after-tax earnings from certain non-U.S. subsidiaries that were not indefinitely reinvested. At December 31, 2024, the company had a deferred tax liability of $211 million for the estimated taxes associated with the repatriation of these earnings. Undistributed earnings of approximately $1.3 billion and other outside basis differences in foreign subsidiaries were indefinitely reinvested in foreign operations. Quantification of the deferred tax liability, if any, associated with indefinitely reinvested earnings and outside basis differences was not practicable.
NOTE H. EARNINGS PER SHARE
The following table presents the computation of basic and diluted earnings per share of common stock.

($ in millions except per share amounts)
For the year ended December 31:	2024 (1)	2023	2022 (1)
Weighted-average number of shares on which earnings per share calculations are based
Basic	921,767,834	911,210,319	902,664,190
Add—incremental shares under stock-based compensation plans	13,012,755	8,700,951	7,593,455
Add—incremental shares associated with contingently issuable shares	2,380,636	2,162,558	2,011,417
Assuming dilution	937,161,224	922,073,828	912,269,062
Income from continuing operations	$6,015	$7,514	$1,783
Income/(loss) from discontinued operations, net of tax (2)	8	(12)	(143)
Net income on which basic earnings per share is calculated	$6,023	$7,502	$1,639
Income from continuing operations	$6,015	$7,514	$1,783
Net income applicable to contingently issuable shares	—	—	—
Income from continuing operations on which diluted earnings per share is calculated	$6,015	$7,514	$1,783
Income/(loss) from discontinued operations, net of tax, on which diluted earnings per share is calculated	8	(12)	(143)
Net income on which diluted earnings per share is calculated	$6,023	$7,502	$1,639
Earnings/(loss) per share of common stock
Assuming dilution
Continuing operations	$6.42	$8.15	$1.95
Discontinued operations	0.01	(0.01)	(0.16)
Total	$6.43	$8.14	$1.80
Basic
Continuing operations	$6.53	$8.25	$1.97
Discontinued operations	0.01	(0.01)	(0.16)
Total	$6.53	$8.23	$1.82
(1)2024 and 2022 include the impacts of pension settlement charges. Refer to note U, “Retirement-Related Benefits,” for additional information.
(2)Primarily relates to discontinued operations of Kyndryl, separated in 2021.
Weighted-average stock options to purchase 764,673 common shares in 2024, 1,761,463 common shares in 2023 and 814,976 common shares in 2022 were outstanding, but were not included in the computation of diluted earnings per share because the exercise price of the options was greater than the average market price of the common shares for the full year, and therefore, the effect would have been antidilutive.

Notes to the Consolidated Financial Statements International Business Machines Corporation and Subsidiary Companies	83
NOTE I. FINANCIAL ASSETS & LIABILITIES
Fair Value Measurements
Financial Assets and Liabilities Measured at Fair Value on a Recurring Basis
The following table presents the company’s financial assets and financial liabilities that are measured at fair value on a recurring basis at December 31, 2024 and 2023.

($ in millions)
	Fair Value	2024		2023
At December 31:	Hierarchy Level	Assets (6)	Liabilities (7)	Assets (6)	Liabilities (7)
Cash equivalents (1)
Time deposits and certificates of deposit (2)	2	$6,663	N/A	$7,206	N/A
Money market funds	1	284	N/A	494	N/A
Total cash equivalents		$6,948	N/A	$7,699	N/A
Equity investments	1	—	N/A	25	N/A
Debt securities–current (2) (3)	2	644	N/A	373	N/A
Debt securities–noncurrent (2) (4)	2,3	124	N/A	8	N/A
Derivatives designated as hedging instruments
Interest rate contracts	2	—	362	2	299
Foreign exchange contracts	2	645	294	131	275
Derivatives not designated as hedging instruments
Foreign exchange contracts (5)	2	22	43	115	19
Equity contracts	2	4	27	93	—
Total		$8,386	$726	$8,446	$593
(1)Included within cash and cash equivalents in the Consolidated Balance Sheet.
(2)Available-for-sale debt securities with carrying values that approximate fair value.
(3)Term deposits and U.S. treasury bills that are reported within marketable securities in the Consolidated Balance Sheet.
(4)2024 assets include a $102 million seller financing loan in connection with the divestiture of The Weather Company assets reported within investments and sundry assets in the Consolidated Balance Sheet. Refer to note E, “Acquisitions & Divestitures,” for additional information.
(5)2023 assets include $62 million related to foreign exchange call option contracts entered into in connection with the acquisition of StreamSets and webMethods from Software AG. There were no associated derivatives outstanding at December 31, 2024. Refer to note E “Acquisitions & Divestitures” and note S, “Derivative Financial Instruments,” for additional information.
(6)The gross balances of derivative assets contained within prepaid expenses and other current assets, and investments and sundry assets in the Consolidated Balance Sheet at December 31, 2024 were $575 million and $96 million, respectively, and at December 31, 2023 were $304 million and $37 million, respectively.
(7)The gross balances of derivative liabilities contained within other accrued expenses and liabilities, and other liabilities in the Consolidated Balance Sheet at December 31, 2024 were $262 million and $463 million, respectively, and at December 31, 2023 were $294 million and $299 million, respectively.
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
Loans and Long-Term Receivables
Fair values are based on discounted future cash flows using current interest rates offered for similar loans to clients with similar credit ratings for the same remaining maturities. At December 31, 2024 and 2023, the difference between the carrying amount and estimated fair value for loans and long-term receivables was immaterial. If measured at fair value in the financial statements, these financial instruments would be classified as Level 3 in the fair value hierarchy.
Long-Term Debt
Fair value of publicly traded long-term debt is based on quoted market prices for the identical liability when traded as an asset in an active market. For other long-term debt (including long-term finance lease liabilities) for which a quoted market price is not available, an expected present value technique that uses rates currently available to the company for debt with similar terms and remaining maturities is used to estimate fair value. The carrying amount of long-term debt was $49,884 million and $50,121

84	Notes to the Consolidated Financial Statements International Business Machines Corporation and Subsidiary Companies
million, and the estimated fair value was $47,389 million and $48,284 million at December 31, 2024 and 2023, respectively. If measured at fair value in the financial statements, long-term debt (including the current portion) would be classified as Level 2 in the fair value hierarchy.
NOTE J. INVENTORY

($ in millions)
At December 31:	2024	2023
Finished goods	$134	$78
Work in process and raw materials	1,155	1,083
Total	$1,289	$1,161
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
A summary of the components of the company’s financing receivables is presented as follows:

($ in millions)
	Client Financing Receivables
	Client Loan and Installment Payment Receivables (Loans)	Investment in Sales-Type and Direct Financing Leases	Commercial Financing Receivables
At December 31, 2024:			Held for Investment	Held for Sale (1)	Total
Financing receivables, gross	$7,425	$3,406	$1,322	$900	$13,052
Unearned income	(547)	(344)	—	—	(891)
Unguaranteed residual value	—	479	—	—	479
Amortized cost	$6,878	$3,540	$1,322	$900	$12,639
Allowance for credit losses	(73)	(50)	(5)	—	(128)
Total financing receivables, net	$6,804	$3,491	$1,317	$900	$12,512
Current portion	$3,535	$1,408	$1,317	$900	$7,159
Noncurrent portion	$3,269	$2,083	$—	$—	$5,353

($ in millions)
	Client Financing Receivables
	Client Loan and Installment Payment Receivables (Loans)	Investment in Sales-Type and Direct Financing Leases	Commercial Financing Receivables
At December 31, 2023:			Held for Investment	Held for Sale (1)	Total
Financing receivables, gross	$7,060	$4,261	$1,160	$692	$13,173
Unearned income	(486)	(429)	—	—	(915)
Unguaranteed residual value	—	458	—	—	458
Amortized cost	$6,574	$4,290	$1,160	$692	$12,716
Allowance for credit losses	(87)	(63)	(6)	—	(156)
Total financing receivables, net	$6,486	$4,227	$1,155	$692	$12,560
Current portion	$3,427	$1,520	$1,155	$692	$6,793
Noncurrent portion	$3,059	$2,707	$—	$—	$5,766
(1)The carrying value of the receivables classified as held for sale approximates fair value.
The company has a long-standing practice of taking mitigation actions, in certain circumstances, to transfer credit risk to third parties. These actions may include credit insurance, financial guarantees, nonrecourse secured borrowings, true sales or sales of

Notes to the Consolidated Financial Statements International Business Machines Corporation and Subsidiary Companies	85
equipment under operating lease. Sale of receivables arrangements are also utilized in the normal course of business as part of the company’s cash and liquidity management.
Financing receivables pledged as collateral for secured borrowings were $213 million and $232 million at December 31, 2024 and 2023, respectively. These borrowings are included in note O, “Borrowings.”
Transfer of Financial Assets
Effective January 1, 2025, the company extended its existing agreement for a 26-month term with a third-party investor to sell up to $1.3 billion of IBM short-term commercial financing receivables on a revolving basis. In addition, the company enters into agreements with third-party financial institutions to sell certain of its client financing receivables, including both loan and lease receivables, for cash proceeds. There were no material client financing receivables transferred for the years ended December 31, 2024 and 2023.
The following table presents the total amount of commercial financing receivables transferred.

($ in millions)
For the year ended December 31:	2024	2023
Commercial financing receivables
Receivables transferred during the period	$7,860	$9,248
Receivables uncollected at end of period (1)	$1,150	$1,600
(1)Of the total amount of commercial financing receivables sold and derecognized from the Consolidated Balance Sheet, the amounts presented remained uncollected from business partners as of December 31, 2024 and 2023.
The transfer of these receivables qualified as true sales and therefore reduced financing receivables. The cash proceeds from the sales are included in cash flows from operating activities. For the years ended December 31, 2024 and 2023, the net loss, including fees, associated with the transfer of commercial financing receivables was $68 million and $98 million, respectively, and is included in other (income) and expense in the Consolidated Income Statement. For the company’s policy on determining treatment for transfer of financial assets, refer to note A, “Significant Accounting Policies.”
Financing Receivables by Portfolio Segment
The following tables present the amortized cost basis for client financing receivables at December 31, 2024 and 2023, further segmented by three classes: Americas, Europe/Middle East/Africa (EMEA) and Asia Pacific. The commercial financing receivables portfolio segment is excluded from the tables in the sections below as the receivables are short term in nature and the current estimated risk of loss and resulting impact to the company’s financial results are not material.

($ in millions)
At December 31, 2024:	Americas	EMEA	Asia Pacific	Total
Amortized cost	$5,861	$3,128	$1,429	$10,418
Allowance for credit losses
Beginning balance at January 1, 2024	$92	$48	$11	$150
Write-offs	(2)	(1)	0	(3)
Recoveries	1	0	0	1
Additions/(releases)	(10)	0	(2)	(12)
Other (1)	(11)	(2)	0	(14)
Ending balance at December 31, 2024	$69	$45	$9	$123

($ in millions)
At December 31, 2023:	Americas	EMEA	Asia Pacific	Total
Amortized cost	$6,488	$3,007	$1,368	$10,863
Allowance for credit losses
Beginning balance at January 1, 2023	$88	$60	$20	$168
Write-offs	(9)	(1)	(8)	(18)
Recoveries	0	2	3	5
Additions/(releases)	5	(14)	(4)	(12)
Other (1)	7	1	(1)	8
Ending balance at December 31, 2023	$92	$48	$11	$150
(1)Primarily represents translation adjustments.

86	Notes to the Consolidated Financial Statements International Business Machines Corporation and Subsidiary Companies
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

($ in millions)
At December 31, 2024:	Total Amortized Cost	Amortized Cost > 90 Days (1)	Amortized Cost > 90 Days and Accruing (1)	Billed Invoices > 90 Days and Accruing	Amortized Cost Not Accruing (2)
Americas	$5,861	$66	$7	$1	$62
EMEA	3,128	29	1	0	28
Asia Pacific	1,429	8	0	0	7
Total client financing receivables	$10,418	$103	$8	$1	$97

($ in millions)
At December 31, 2023:	Total Amortized Cost	Amortized Cost > 90 Days (1)	Amortized Cost > 90 Days and Accruing (1)	Billed Invoices > 90 Days and Accruing	Amortized Cost Not Accruing (2)
Americas	$6,488	$111	$40	$6	$71
EMEA	3,007	31	1	1	31
Asia Pacific	1,368	9	1	0	8
Total client financing receivables	$10,863	$151	$43	$7	$110
(1)At a contract level, which includes total billed and unbilled amounts for financing receivables aged greater than 90 days.
(2)Of the amortized cost not accruing, there was a related allowance of $94 million and $106 million at December 31, 2024 and 2023, respectively. Financing income recognized on these receivables was immaterial for the years ended December 31, 2024 and 2023.
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
The following tables present the amortized cost basis for client financing receivables by credit quality indicator at December 31, 2024 and 2023, respectively. Receivables with a credit quality indicator ranging from Aaa to Baa3 are considered investment grade. All others are considered non-investment grade. The credit quality indicators reflect mitigating credit enhancement actions taken by customers which reduce the risk to IBM. Gross write-offs by vintage year at December 31, 2024 were not material.

($ in millions)
	Americas		EMEA		Asia Pacific
At December 31, 2024:	Aaa - Baa3	Ba1 - C	Aaa - Baa3	Ba1 - C	Aaa - Baa3	Ba1 - C
Vintage year
2024	$2,080	$621	$1,145	$514	$616	$77
2023	1,372	310	341	258	285	19
2022	950	113	408	194	254	26
2021	233	24	125	27	69	5
2020	43	17	29	15	36	8
2019 and prior	53	44	37	35	26	7
Total	$4,732	$1,129	$2,085	$1,043	$1,287	$142

Notes to the Consolidated Financial Statements International Business Machines Corporation and Subsidiary Companies	87

($ in millions)
	Americas		EMEA		Asia Pacific
At December 31, 2023:	Aaa - Baa3	Ba1 - C	Aaa - Baa3	Ba1 - C	Aaa - Baa3	Ba1 - C
Vintage year
2023	$2,292	$1,028	$750	$520	$501	$70
2022	1,645	268	687	374	386	42
2021	655	85	284	83	110	40
2020	205	79	106	60	97	22
2019	104	23	58	38	40	8
2018 and prior	55	50	16	30	39	12
Total	$4,955	$1,533	$1,901	$1,106	$1,174	$195
Modifications
The company did not have any significant modifications due to clients experiencing financial difficulty for the years ended December 31, 2024 and 2023.
NOTE L. PROPERTY, PLANT & EQUIPMENT

($ in millions)
At December 31:	2024	2023
Land and land improvements	$179	$182
Buildings and building and leasehold improvements	4,825	5,333
Information technology equipment	8,895	9,223
Production, engineering, office and other equipment	3,792	3,385
Total—gross	17,691	18,122
Less: Accumulated depreciation	11,959	12,621
Total—net	$5,731	$5,501
NOTE M. LEASES
Accounting for Leases as a Lessee
The following table presents the various components of lease costs.

($ in millions)
For the year ended December 31:	2024	2023	2022
Finance lease cost	$229	$114	$67
Operating lease cost	1,018	1,013	1,050
Short-term lease cost	9	9	7
Variable lease cost	321	331	262
Sublease income	(39)	(61)	(72)
Total lease cost	$1,537	$1,406	$1,315
The company recorded net gains on sale and leaseback transactions of $17 million, $145 million and $41 million for the years ended December 31, 2024, 2023 and 2022, respectively.

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

($ in millions)
For the year ended December 31:	2024	2023	2022
Cash paid for amounts included in the measurement of lease liabilities
Operating cash outflows from finance leases	$43	$16	$9
Financing cash outflows from finance leases	189	75	55
Operating cash outflows from operating leases	961	961	1,020
ROU assets obtained in exchange for new finance lease liabilities	698	355	196
ROU assets obtained in exchange for new operating lease liabilities	988	1,220	705
The following table presents the weighted-average lease term and discount rate for finance and operating leases.

At December 31:	2024	2023
Finance leases
Weighted-average remaining lease term (in years)	6.0	5.1
Weighted-average discount rate	5.03%	4.62%
Operating leases
Weighted-average remaining lease term (in years)	6.4	6.2
Weighted-average discount rate	4.91%	4.46%
The following table presents a maturity analysis of expected undiscounted cash flows for operating and finance leases on an annual basis for the next five years and thereafter.

($ in millions)
	2025	2026	2027	2028	2029	Thereafter	Imputed Interest (1)	Total (2)
Finance leases	$246	$210	$194	$168	$155	$202	$(174)	$1,000
Operating leases	906	787	630	447	318	938	(603)	3,422
(1)Imputed interest represents the difference between undiscounted cash flows and discounted cash flows.
(2)The company entered into lease agreements, primarily related to operating leases, for certain facilities and equipment with payments totaling approximately $496 million that have not yet commenced as of December 31, 2024, and therefore are not included in this table.
The following table presents information on the company’s finance leases recognized in the Consolidated Balance Sheet.

($ in millions)
At December 31:	2024	2023
ROU assets—Property, plant and equipment	$984	$481
Lease liabilities
Short-term debt	198	121
Long-term debt	803	379

Notes to the Consolidated Financial Statements International Business Machines Corporation and Subsidiary Companies	89
Accounting for Leases as a Lessor
The following table presents amounts included in the Consolidated Income Statement related to lessor activity.

($ in millions)
For the year ended December 31:	2024	2023	2022
Lease income—sales-type and direct financing leases
Sales-type lease selling price	$865	$1,280	$1,636
Less: Carrying value of underlying assets (1)	(176)	(245)	(385)
Gross profit	689	1,034	1,251
Interest income on lease receivables	268	242	200
Total sales-type and direct financing lease income	958	1,276	1,451
Lease income—operating leases	60	93	116
Variable lease income	68	68	87
Total lease income	$1,085	$1,437	$1,653
(1)Excludes unguaranteed residual value.
Sales-Type and Direct Financing Leases
At December 31, 2024 and 2023, the unguaranteed residual values of sales-type and direct financing leases were $479 million and $458 million, respectively. Refer to note K, “Financing Receivables,” for additional information on the company’s net investment in leases.
For the years ended December 31, 2024 and 2023, impairment of residual values was immaterial.
The following table presents a maturity analysis of the lease payments due to IBM on sales-type and direct financing leases over the next five years and thereafter, as well as a reconciliation of the undiscounted cash flows to the financing receivables recognized in the Consolidated Balance Sheet at December 31, 2024.

($ in millions)
Total
2025	$1,552
2026	963
2027	584
2028	244
2029	60
Thereafter	3
Total undiscounted cash flows	$3,406
Present value of lease payments (recognized as financing receivables) (1)	3,062
Difference between undiscounted cash flows and discounted cash flows	$344
(1)The present value of the lease payments will not equal the financing receivables balances in the Consolidated Balance Sheet due to certain items, including IDCs, allowance for credit losses and residual values, which are included in the financing receivable balance, but are not included in the future lease payments.

90	Notes to the Consolidated Financial Statements International Business Machines Corporation and Subsidiary Companies
NOTE N. INTANGIBLE ASSETS INCLUDING GOODWILL
Intangible Assets
The following table presents the company’s intangible asset balances by major asset class.

($ in millions)
At December 31, 2024:	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount (1)
Intangible asset class
Capitalized software	$1,282	$(492)	$790
Client relationships	9,704	(4,387)	5,317
Completed technology	6,297	(3,164)	3,132
Patents/trademarks	1,826	(519)	1,307
Other (2)	138	(24)	114
Total	$19,247	$(8,587)	$10,660

($ in millions)
At December 31, 2023:	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount (1)
Intangible asset class
Capitalized software	$1,636	$(762)	$874
Client relationships	9,053	(3,500)	5,553
Completed technology	5,713	(2,510)	3,203
Patents/trademarks	1,821	(436)	1,385
Other (2)	41	(20)	22
Total	$18,265	$(7,229)	$11,036
(1)Amounts as of December 31, 2024 and December 31, 2023 include a decrease in the net intangible asset balance of $126 million and an increase in the net intangible asset balance of $50 million, respectively, due to foreign currency translation.
(2)Other intangibles are primarily acquired proprietary and nonproprietary technology licenses, data, business processes, methodologies and systems.
There was no impairment of intangible assets recorded in 2024 and 2023. The net carrying amount of intangible assets decreased $376 million during the year ended December 31, 2024, primarily due to intangible asset amortization, partially offset by additions of acquired intangibles from business combinations of $1,627 million, driven by the acquisition of StreamSets and webMethods in the third quarter of 2024, and additions of capitalized software. The aggregate intangible amortization expense was $2,499 million and $2,287 million for the years ended December 31, 2024 and 2023, respectively. In addition, in 2024 and 2023, respectively, the company retired $923 million and $1,505 million of fully amortized intangible assets, impacting both the gross carrying amount and accumulated amortization by this amount.
The future amortization expense relating to intangible assets currently recorded in the Consolidated Balance Sheet is estimated to be the following at December 31, 2024:

($ in millions)	Capitalized Software	Acquired Intangibles	Total
2025	$427	$1,939	$2,365
2026	260	1,902	2,162
2027	103	1,881	1,984
2028	0	1,582	1,582
2029	0	936	936
Thereafter	—	1,631	1,631

Notes to the Consolidated Financial Statements International Business Machines Corporation and Subsidiary Companies	91
Goodwill
The changes in the goodwill balances by reportable segment for the years ended December 31, 2024 and 2023 are as follows:

($ in millions)
Segment	Balance at January 1, 2024	Goodwill Additions	Purchase Price Adjustments (1)	Divestitures	Foreign Currency Translation and Other Adjustments (2)	Balance at December 31, 2024
Software	$46,447	$1,511	$(51)	$—	$(770)	$47,136
Consulting	8,883	469	(3)	(1)	(142)	9,206
Infrastructure	4,384	8	(1)	—	(28)	4,363
Other (3)	464	—	—	(464)	—	—
Total	$60,178	$1,987	$(55)	$(465)	$(940)	$60,706

($ in millions)
Segment	Balance at January 1, 2023	Goodwill Additions	Purchase Price Adjustments	Divestitures	Foreign Currency Translation and Other Adjustments (2)	Balance at December 31, 2023
Software (4)	$42,712	$3,538	$(17)	$—	$214	$46,447
Consulting (4)	8,409	403	2	—	69	8,883
Infrastructure	4,363	12	—	—	8	4,384
Other (4)	464	—	—	—	—	464
Total	$55,949	$3,953	$(15)	$—	$291	$60,178
(1)Includes measurement period adjustments related to business combinations that closed in the current and prior year.
(2)Primarily driven by foreign currency translation.
(3)In the first quarter of 2024, the company derecognized goodwill related to the divestiture of The Weather Company assets. Refer to note E, “Acquisitions & Divestitures,” for additional information.
(4)Recast to reflect January 2024 segment changes. Refer to note D, “Segments,” for additional information.
There were no goodwill impairment losses recorded during 2024 or 2023, and the company has no accumulated impairment losses. Purchase price adjustments recorded in 2024 and 2023 were related to acquisitions that were still subject to the measurement period that ends at the earlier of 12 months from the acquisition date or when information becomes available. Net purchase price adjustments recorded in 2024 and 2023 were not material.
NOTE O. BORROWINGS
Short-Term Debt
The company’s total short-term debt at December 31, 2024 and December 31, 2023 was $5,089 million and $6,426 million, respectively, and primarily consisted of current maturities of long-term debt detailed in “Long-Term Debt” below.

92	Notes to the Consolidated Financial Statements International Business Machines Corporation and Subsidiary Companies
Long-Term Debt
Pre-Swap Borrowing

($ in millions)
At December 31:	Maturities	2024	2023
U.S. dollar debt (weighted-average interest rate at December 31, 2024): (1)
3.3%	2024	$—	$5,003
5.1%	2025	1,601	1,601
3.7%	2026	5,800	5,201
3.3%	2027	4,119	3,619
5.0%	2028	1,313	1,313
3.6%	2029	3,750	3,250
2.0%	2030	1,350	1,350
4.8%	2031	500	—
4.4%	2032	1,850	1,850
4.8%	2033	750	750
4.9%	2034	1,000	—
8.0%	2038	83	83
4.5%	2039	2,745	2,745
2.9%	2040	650	650
4.0%	2042	1,107	1,107
5.3%	2044	1,000	—
7.0%	2045	27	27
4.7%	2046	650	650
4.3%	2049	3,000	3,000
3.0%	2050	750	750
4.2%	2052	1,400	1,400
5.1%	2053	650	650
5.3%	2054	1,400	—
7.1%	2096	316	316
		$35,813	$35,317
Euro debt (weighted-average interest rate at December 31, 2024): (1)
1.1%	2024	—	829
1.6%	2025	3,106	3,315
2.3%	2027	2,071	2,210
0.7%	2028	1,863	1,989
1.5%	2029	1,035	1,105
0.9%	2030	1,035	1,105
2.7%	2031	2,588	2,762
0.7%	2032	1,656	1,768
1.3%	2034	1,035	1,105
3.8%	2035	1,035	1,105
1.2%	2040	880	939
4.0%	2043	1,035	1,105
		$17,340	$19,335
Other currencies (weighted-average interest rate at December 31, 2024): (1)
Pound sterling (4.9%)	2038	$939	$955
Japanese yen (0.7%)	2026–2028	808	1,251
Other (13.8%)	2025–2027	212	241
		$55,111	$57,099
Finance lease obligations (5.0% weighted-average interest rate at December 31, 2024)	2025–2034	1,000	499
		$56,112	$57,598
Less: net unamortized discount		824	838
Less: net unamortized debt issuance costs		168	154
Add: fair value adjustment (2)		(176)	(60)
		$54,943	$56,546
Less: current maturities		5,059	6,425
Total		$49,884	$50,121
(1)Includes notes, debentures, bank loans and secured borrowings.
(2)The portion of the company’s fixed-rate debt obligations that is hedged is reflected in the Consolidated Balance Sheet as an amount equal to the sum of the debt’s carrying value and a fair value adjustment representing changes in the fair value of the hedged debt obligations attributable to movements in benchmark interest rates.

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
In the first quarter of 2024, IBM International Capital Pte. Ltd (IIC), a wholly owned finance subsidiary of the company, issued $5.5 billion of U.S. dollar fixed rate notes (IIC Notes) in tranches with maturities ranging from 2 to 30 years and coupons ranging from 4.6 to 5.3 percent. IIC is a 100 percent owned finance subsidiary of IBM, as described by the SEC in Rule 13-01(a)(4)(vi) of Regulation S-X, the primary purpose of which is to borrow money to be made available for the benefit of IBM and its affiliates. The IIC Notes are fully and unconditionally guaranteed by IBM, and no other subsidiary of IBM guarantees the IIC Notes.
Post-Swap Borrowing (Long-Term Debt, Including Current Portion)

($ in millions)
	2024		2023
At December 31:	Amount	Weighted-Average Interest Rate	Amount	Weighted-Average Interest Rate
Fixed-rate debt	$47,712	3.3%	$48,803	3.0%
Floating-rate debt (1)	7,231	5.6%	7,743	6.1%
Total	$54,943		$56,546
(1)Includes $6,725 million in both 2024 and 2023, of notional interest-rate swaps that effectively convert fixed-rate long-term debt into floating-rate debt. Refer to note S, “Derivative Financial Instruments,” for additional information.
Pre-swap annual contractual obligations of long-term debt outstanding at December 31, 2024, are as follows:

($ in millions)
Total
2025	$5,047
2026	6,302
2027	6,357
2028	3,863
2029	4,926
Thereafter	29,616
Total	$56,112

94	Notes to the Consolidated Financial Statements International Business Machines Corporation and Subsidiary Companies
Interest on Debt

($ in millions)
For the year ended December 31:	2024	2023	2022
Cost of financing	$336	$334	$346
Interest expense	1,712	1,607	1,216
Interest capitalized	12	9	5
Total interest paid and accrued	$2,060	$1,949	$1,566
Refer to the related discussion in note D, “Segments,” for interest expense of the Financing segment. Refer to note S, “Derivative Financial Instruments,” for a discussion of the use of foreign currency denominated debt designated as a hedge of net investment, as well as a discussion of the use of currency and interest-rate swaps in the company’s debt risk management program.
Lines of Credit
On June 17, 2024, the company amended its existing $2.5 billion Three-Year Credit Agreement and $7.5 billion Five-Year Credit Agreement (the Credit Agreements) to extend the maturity dates to June 20, 2027 and June 22, 2029, respectively. The Credit Agreements permit the company and its subsidiary borrowers to borrow up to $10 billion on a revolving basis. The total expense recorded by the company related to these agreements was $8 million, $8 million and $11 million in 2024, 2023 and 2022, respectively. Subject to certain conditions stated in the Credit Agreements, the borrower may borrow, prepay and re-borrow amounts under the Credit Agreements at any time during the term of such agreements. Funds borrowed may be used for the general corporate purposes of the borrower.
Interest rates on borrowings under the Credit Agreements will be based on prevailing market interest rates, as further described in the Credit Agreements. The Credit Agreements contain customary representations and warranties, covenants, events of default, and indemnification provisions. The company believes that circumstances that might give rise to breach of these covenants or an event of default, as specified in the Credit Agreements, are remote. As of December 31, 2024, there were no borrowings by the company under the Credit Agreements.
The company also has other committed lines of credit in some of the geographies which are not significant in the aggregate. Interest rates and other terms of borrowing under these lines of credit vary from country to country, depending on local market conditions. As of December 31, 2024, there were no material borrowings by the company under these credit facilities.
NOTE P. OTHER LIABILITIES

($ in millions)
At December 31:	2024	2023
Income tax reserves	$6,865	$6,916
Deferred taxes	815	1,146
Excess Savings Plan	1,445	1,437
Disability benefits	274	308
Derivative liabilities	463	299
Workforce reductions	445	526
Environmental accruals	204	206
Other	536	639
Total	$11,048	$11,475
In response to changing business needs, the company periodically takes workforce reduction actions to improve productivity, cost competitiveness and to rebalance skills. The noncurrent future payments associated with these activities are reflected in the workforce reductions caption in the previous table. The noncurrent liabilities are workforce accruals primarily related to terminated employees who are no longer working for the company and who were granted annual payments to supplement their incomes in certain countries. Depending on the individual country’s legal requirements, these required payments will continue until the former employee begins receiving pension benefits or passes away. The total amounts accrued for workforce reductions, including amounts classified as other accrued expenses and liabilities in the Consolidated Balance Sheet, were $665 million and $725 million at December 31, 2024 and 2023, respectively.
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
for non-ARO environmental liabilities, including amounts classified as current in the Consolidated Balance Sheet, that do not reflect actual or anticipated insurance recoveries, were $247 million and $244 million at December 31, 2024 and 2023, respectively. Estimated environmental costs are not expected to materially affect the consolidated financial position or consolidated results of the company’s operations in future periods. However, estimates of future costs are subject to change due to protracted cleanup periods, changing environmental remediation regulations and changes in assumptions.
As of December 31, 2024, the company was unable to estimate the range of settlement dates and the related probabilities for certain asbestos remediation AROs. These conditional AROs are primarily related to the encapsulated structural fireproofing that is not subject to abatement unless the buildings are demolished and non-encapsulated asbestos that the company would remediate only if it performed major renovations of certain existing buildings. Because these conditional obligations have indeterminate settlement dates, the company could not develop a reasonable estimate of their fair values. The company will continue to assess its ability to estimate fair values at each future reporting date. The related liability will be recognized once sufficient additional information becomes available. The total amounts accrued for ARO liabilities, including amounts classified as current in the Consolidated Balance Sheet, were $80 million and $113 million at December 31, 2024 and 2023, respectively.
NOTE Q. COMMITMENTS & CONTINGENCIES
Commitments
The company’s extended lines of credit to third-party entities include unused amounts of $1.6 billion and $1.4 billion at December 31, 2024 and 2023, respectively. A portion of these amounts was available to the company’s business partners to support their working capital needs. In addition, the company has committed to provide future financing to its clients in connection with client purchase agreements for $2.2 billion and $1.9 billion at December 31, 2024 and 2023, respectively. The company collectively evaluates the allowance for these arrangements using a provision methodology consistent with the portfolio of the commitments. Refer to note A, “Significant Accounting Policies,” for additional information. The allowance for these commitments is recorded in other liabilities in the Consolidated Balance Sheet and was not material at December 31, 2024 and 2023.
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
In addition, the company guarantees certain loans and financial commitments. The maximum potential future payment under these financial guarantees and the fair value of these guarantees recognized in the Consolidated Balance Sheet at December 31, 2024 and 2023 was not material.
Changes in the company’s warranty liability for standard warranties, which are included in other accrued expenses and liabilities and other liabilities in the Consolidated Balance Sheet, and for extended warranty contracts, which are included in deferred income in the Consolidated Balance Sheet, are presented in the following tables.

96	Notes to the Consolidated Financial Statements International Business Machines Corporation and Subsidiary Companies
Standard Warranty Liability

($ in millions)
	2024	2023
Balance at January 1	$65	$79
Current period accruals	82	84
Accrual adjustments to reflect experience	9	(14)
Charges incurred	(81)	(83)
Balance at December 31	$76	$65
Extended Warranty Liability (Deferred Income)

($ in millions)
	2024	2023
Balance at January 1	$184	$272
Revenue deferred for new extended warranty contracts	23	70
Amortization of deferred revenue	(113)	(158)
Other (1)	(6)	0
Balance at December 31	$88	$184
Current portion	$61	$110
Noncurrent portion	$27	$74
(1)Other consists primarily of foreign currency translation adjustments.
The decrease in extended warranty liability is primarily due to the company’s shift to alternative maintenance and support offerings without a warranty element.
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
The company records a provision with respect to a claim, suit, investigation or proceeding when it is probable that a liability has been incurred and the amount of the loss can be reasonably estimated. Any recorded liabilities, including any changes to such liabilities for the years ended December 31, 2024, 2023 and 2022 were not material to the Consolidated Financial Statements.
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
On June 8, 2021, IBM sued GlobalFoundries U.S. Inc. (GF) in New York State Supreme Court for claims including fraud and breach of contract relating to a long-term strategic relationship between IBM and GF for researching, developing, and manufacturing advanced semiconductor chips for IBM. GF walked away from its obligations and IBM sued to recover amounts paid to GF, and other compensatory and punitive damages, totaling more than $1.5 billion. On September 14, 2021, the court ruled on GF’s motion to dismiss. On April 7, 2022, the Appellate Division unanimously reversed the lower court’s dismissal of IBM’s fraud claim. In December 2024, the parties settled the lawsuit, with no material financial impact to IBM, and in January 2025, the lawsuit was discontinued with prejudice.
On June 2, 2022, a putative class action lawsuit was filed in the United States District Court for the Southern District of New York alleging that the IBM Pension Plan miscalculated certain joint and survivor annuity pension benefits by using outdated actuarial tables in violation of the Employee Retirement Income Security Act of 1974. IBM, the Plan Administrator Committee, and the IBM Pension Plan are named as defendants. On April 4, 2024, the court dismissed the lawsuit with prejudice. On May 3, 2024, the plaintiffs appealed.

As disclosed in the Kyndryl Form 10 and subsequent Kyndryl public filings, in 2017, BMC Software, Inc. (BMC) filed suit against IBM in the United States District Court for the Southern District of Texas in a dispute involving IBM’s former managed infrastructure services business. On May 30, 2022, the trial court awarded BMC $718 million in direct damages and $718 million in punitive damages, plus interest and fees. On April 30, 2024, the United States Court of Appeals for the Fifth Circuit reversed and rendered the district court’s judgment in IBM’s favor. IBM does not believe it has any material exposure relating to this litigation. No material liability or related indemnification asset has been recorded by IBM.
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
The company is also subject to ongoing tax examinations and governmental assessments in various jurisdictions. Along with many other U.S. companies doing business in Brazil, the company is involved in various challenges with Brazilian tax authorities regarding non-income tax assessments and non-income tax litigation matters. The total potential amount related to all these matters for all applicable years is approximately $300 million. The company believes it will prevail on these matters and that this amount is not a meaningful indicator of liability.

98	Notes to the Consolidated Financial Statements International Business Machines Corporation and Subsidiary Companies
NOTE R. EQUITY ACTIVITY
The authorized capital stock of IBM consists of (i) 4,687,500,000 shares of common stock with a $0.20 per share par value, of which 926,290,070 shares were outstanding at December 31, 2024, and (ii) 150,000,000 shares of preferred stock with a $0.01 per share par value, whereby 75,000,000 shares have been designated as Series A Preferred Stock, of which 57,916,244 shares of Series A Preferred Stock were issued to a wholly owned subsidiary of the company but were not outstanding at December 31, 2024. The company does not intend to issue or transfer any shares of Series A Preferred Stock to any third parties.
Stock Repurchases
The Board of Directors authorizes the company to repurchase IBM common stock. The company suspended its share repurchase program at the time of the Red Hat acquisition in 2019. At December 31, 2024, $2,008 million of Board common stock repurchase authorization was available.
Other Stock Transactions
The company issued the following shares of common stock as part of its stock-based compensation plans and employees stock purchase plan: 12,253,153 shares in 2024, 9,794,240 shares in 2023, and 8,539,072 shares in 2022. The company issued 2,454,155 treasury shares in 2024, 2,080,983 treasury shares in 2023, and 2,512,300 treasury shares in 2022, as a result of restricted stock unit releases and exercises of stock options by employees of certain acquired businesses and by non-U.S. employees. Also, as part of the company’s stock-based compensation plans, 3,430,885 common shares at a cost of $651 million, 2,953,554 common shares at a cost of $402 million, and 3,027,994 common shares at a cost of $407 million in 2024, 2023 and 2022, respectively, were remitted by employees to the company in order to satisfy minimum statutory tax withholding requirements. These amounts are included in the treasury stock balance in the Consolidated Balance Sheet and the Consolidated Statement of Equity.
Reclassifications and Taxes Related to Items of Other Comprehensive Income

($ in millions)
For the year ended December 31, 2024:	Before Tax Amount	Tax (Expense)/ Benefit	Net of Tax Amount
Other comprehensive income/(loss)
Foreign currency translation adjustments	$301	$(324)	$(23)
Net changes related to available-for-sale securities
Unrealized gains/(losses) arising during the period	$2	$0	$1
Reclassification of (gains)/losses to other (income) and expense	—	—	—
Total net changes related to available-for-sale securities	$2	$0	$1
Unrealized gains/(losses) on cash flow hedges
Unrealized gains/(losses) arising during the period	$389	$(113)	$276
Reclassification of (gains)/losses to:
Cost of services	(22)	6	(16)
Cost of sales	(40)	13	(27)
Cost of financing	6	(2)	5
SG&A expense	(16)	5	(11)
Other (income) and expense	125	(32)	94
Interest expense	31	(8)	24
Total unrealized gains/(losses) on cash flow hedges	$474	$(130)	$343
Retirement-related benefit plans (1)
Prior service costs/(credits)	$(56)	$11	$(45)
Net (losses)/gains arising during the period	70	(65)	6
Curtailments and settlements	3,159	(719)	2,441
Amortization of prior service (credits)/costs	(7)	2	(5)
Amortization of net (gains)/losses	975	(201)	775
Total retirement-related benefit plans	$4,142	$(971)	$3,171
Other comprehensive income/(loss)	$4,919	$(1,426)	$3,492
(1)These AOCI components are included in the computation of net periodic pension cost and include the impact of pension settlement charges of $3.1 billion ($2.4 billion net of tax). Refer to note U, “Retirement-Related Benefits,” for additional information.

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
(1)These AOCI components are included in the computation of net periodic pension cost. Refer to note U, “Retirement-Related Benefits,” for additional information.
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
(1)These AOCI components are included in the computation of net periodic pension cost and include the impact of a pension settlement charge of $5.9 billion ($4.4 billion net of tax). Refer to note U, “Retirement-Related Benefits,” for additional information.

100	Notes to the Consolidated Financial Statements International Business Machines Corporation and Subsidiary Companies

($ in millions)
	Net Unrealized Gains/(Losses) on Cash Flow Hedges	Foreign Currency Translation Adjustments (1)	Net Change Retirement- Related Benefit Plans	Net Unrealized Gains/(Losses) on Available- For-Sale Securities	Accumulated Other Comprehensive Income/(Loss)
December 31, 2021	$(18)	$(3,362)	$(19,854)	$(1)	$(23,234)
Other comprehensive income before reclassifications	178	(229)	1,059	(1)	1,007
Amount reclassified from accumulated other comprehensive income (2)	(295)	—	5,782	—	5,487
Total change for the period	(117)	(229)	6,841	(1)	6,494
December 31, 2022	(135)	(3,591)	(13,013)	(1)	(16,740)
Other comprehensive income before reclassifications	144	103	(2,577)	0	(2,331)
Amount reclassified from accumulated other comprehensive income	(115)	—	425	—	310
Total change for the period	28	103	(2,152)	0	(2,021)
December 31, 2023	(106)	(3,488)	(15,165)	(1)	(18,761)
Other comprehensive income before reclassifications	276	(23)	(39)	1	215
Amount reclassified from accumulated other comprehensive income (3)	67	—	3,210	—	3,278
Total change for the period	343	(23)	3,171	1	3,492
December 31, 2024	$237	$(3,512)	$(11,994)	$0	$(15,269)
(1)Foreign currency translation adjustments are presented gross except for any associated hedges which are presented net of tax.
(2)Net change in retirement-related benefit plans includes the impact of a pension settlement charge of $5.9 billion ($4.4 billion net of tax). Refer to note U, “Retirement-Related Benefits,” for additional information.
(3)Net change in retirement-related benefit plans includes the impact of pension settlement charges of $3.1 billion ($2.4 billion net of tax). Refer to note U, “Retirement-Related Benefits,” for additional information.
NOTE S. DERIVATIVE FINANCIAL INSTRUMENTS
The company operates in multiple functional currencies and is a significant lender and borrower in the global markets. In the normal course of business, the company is exposed to the impact of interest rate changes and foreign currency fluctuations, and to a lesser extent equity risk. The company limits these risks by following established risk management policies and procedures, including the use of derivatives, and, where cost effective, financing with debt in the currencies in which assets are denominated. For interest rate exposures, derivatives are used to better align rate movements between the interest rates associated with the company’s lease and other financial assets and the interest rates associated with its financing debt. Derivatives are also used to manage the related cost of debt. For foreign currency exposures, derivatives are used to better manage the cash flow volatility arising from foreign exchange rate fluctuations.
In the Consolidated Balance Sheet, the company does not offset derivative assets against liabilities in master netting arrangements nor does it offset receivables or payables recognized upon payment or receipt of cash collateral against the fair values of the related derivative instruments. The amount recognized in other accounts receivable for the right to reclaim cash collateral was $29 million and $11 million at December 31, 2024 and 2023, respectively. The amount recognized in accounts payable for the obligation to return cash collateral was $3 million and $7 million at December 31, 2024 and 2023, respectively. The company restricts the use of cash collateral received to rehypothecation, and therefore reports it in restricted cash in the Consolidated Balance Sheet. The amount rehypothecated was $3 million and $7 million at December 31, 2024 and 2023, respectively. Additionally, if derivative exposures covered by a qualifying master netting agreement had been netted in the Consolidated Balance Sheet at December 31, 2024 and 2023, the total derivative asset and liability positions each would have been reduced by $352 million and $235 million, respectively.
As discussed in note E, “Acquisitions & Divestitures,” the company completed the acquisition of StreamSets and webMethods from Software AG on July 1, 2024. Prior to the acquisition, beginning in December 2023, the company entered into foreign currency derivative contracts which were accounted for as non-hedge derivatives and expired by June 28, 2024. For the years ended December 31, 2024 and 2023, the company recorded a realized loss of $68 million and an unrealized gain of $12 million, respectively, in other (income) and expense in the Consolidated Income Statement. At December 31, 2023, the fair value of the call options was $62 million, and was included in prepaid expenses and other current assets in the Consolidated Balance Sheet. There were no associated derivatives outstanding at December 31, 2024.
In 2021, the company completed the separation of its managed infrastructure services unit into a new public company, Kyndryl. During 2022, the company fully disposed of its previously retained interest in Kyndryl common stock pursuant to exchange

Notes to the Consolidated Financial Statements International Business Machines Corporation and Subsidiary Companies	101
agreements with a third-party financial institution and entered into a cash-settled swap that maintained IBM’s continued economic exposure in those shares. For the year ended December 31, 2022, IBM recognized a total realized loss of $351 million, including $267 million on the disposition of shares and $83 million on the settlement of the swap in other (income) and expense in the Consolidated Income Statement.
In its hedging programs, the company may use forward contracts, futures contracts, interest-rate swaps, cross-currency swaps, equity swaps and options depending upon the underlying exposure. The company is not a party to leveraged derivative instruments.
A brief description of the major hedging programs, categorized by underlying risk, follows.
Interest Rate Risk
Fixed and Variable Rate Borrowings
The company issues debt in the global capital markets to fund its operations and financing business. Access to cost-effective financing can result in interest rate mismatches with the underlying assets. To manage these mismatches and to reduce overall interest cost, the company may use interest-rate swaps to convert specific fixed-rate debt issuances into variable-rate debt (i.e., fair value hedges) and to convert specific variable-rate debt issuances into fixed-rate debt (i.e., cash flow hedges). At both December 31, 2024 and 2023, the total notional amount of the company’s interest-rate swaps was $6.7 billion. The weighted-average remaining maturity of these instruments at December 31, 2024 and 2023 was approximately 4.5 years and 5.5 years, respectively. These interest-rate contracts were accounted for as fair value hedges. The company did not have any cash flow hedges relating to this program outstanding at December 31, 2024 and 2023.
Forecasted Debt Issuance
The company is exposed to interest rate volatility on future debt issuances. To manage this risk, the company may use instruments such as forward starting interest-rate swaps to lock in the rate on the interest payments related to the forecasted debt issuances. There were no instruments outstanding at December 31, 2024 and 2023.
In connection with cash flow hedges of forecasted interest payments related to the company’s borrowings, there were unrealized net losses (before taxes) of $106 million and $121 million at December 31, 2024 and 2023, respectively, deferred in AOCI. The company estimates that $14 million of the deferred net losses (before taxes) on derivatives in AOCI at December 31, 2024 will be reclassified to net income within the next 12 months, providing an offsetting economic impact against the underlying interest payments.
Foreign Exchange Risk
Long-Term Investments in Foreign Subsidiaries (Net Investment)
A large portion of the company’s foreign currency denominated debt portfolio is designated as a hedge of net investment in major foreign subsidiaries to reduce the volatility in stockholders’ equity caused by changes in foreign currency exchange rates in the subsidiaries’ functional currency with respect to the U.S. dollar. At December 31, 2024 and 2023, the carrying value of debt designated as hedging instruments was $14.0 billion and $15.9 billion, respectively. The company also uses foreign currency derivatives, which may include forward contracts, long-term cross-currency swaps and options, for this risk management purpose. In the third quarter of 2024, the company entered into long-term cross-currency swaps designated as hedge of net investment instruments that the company also relates to its underlying U.S. dollar denominated debt. The notional value of these long-term cross-currency swaps at December 31, 2024 was $2.2 billion. Cash flows associated with interim net interest settlements of these swaps are reported in cash flows from operating activities in the Consolidated Statement of Cash Flows. For the year ended December 31, 2024, interim net interest cash settlements were not material. There were no associated derivatives at December 31, 2023. At December 31, 2024 and 2023, the total notional amount of derivative instruments designated as net investment hedges was $6.2 billion and $4.9 billion, respectively. At December 31, 2024 and 2023, the weighted-average remaining maturity of these instruments was approximately 0.8 years and 0.1 years, respectively.

Anticipated Royalties and Cost Transactions
The company’s operations generate significant nonfunctional currency, third-party vendor payments and intercompany payments for royalties and goods and services among the company’s non-U.S. subsidiaries and with the company. In anticipation of these foreign currency cash flows and in view of the volatility of the currency markets, the company selectively employs foreign exchange forward contracts to manage its currency risk. These forward contracts are accounted for as cash flow hedges. At December 31, 2024, the maximum remaining length of time over which the company has hedged its exposure to the variability in future cash flows is approximately two years. At December 31, 2024 and 2023, the total notional amount of forward contracts designated as cash flow hedges of forecasted royalty and cost transactions was $9.7 billion and $9.2 billion, respectively. At both December 31, 2024 and 2023, the weighted-average remaining maturity of these instruments was approximately 0.6 years.
At December 31, 2024 and 2023, in connection with cash flow hedges of anticipated royalties and cost transactions, there were unrealized net gains (before taxes) of $415 million and $40 million, respectively, deferred in AOCI. The company estimates that

102	Notes to the Consolidated Financial Statements International Business Machines Corporation and Subsidiary Companies
$363 million of the deferred net gains (before taxes) on derivatives in AOCI at December 31, 2024 will be reclassified to net income within the next 12 months, providing an offsetting economic impact against the underlying anticipated transactions.
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
At December 31, 2024, the maximum length of time remaining over which the company has hedged its exposure was approximately six years. At December 31, 2024 and 2023, the total notional amount of derivative instruments designated as cash flow hedges of foreign currency denominated debt was $5.0 billion and $5.2 billion, respectively.
At December 31, 2024 and 2023, in connection with the cross-currency swaps terminated in August 2023, there were unrealized net losses (before taxes) of $46 million and $68 million, respectively, deferred in AOCI, of which $15 million of the deferred net losses (before taxes) is estimated to be reclassified to net income within the next 12 months.
At December 31, 2024 and 2023, in connection with forward contracts, there were unrealized net gains (before taxes) of $84 million and $23 million, respectively, deferred in AOCI. Approximately $54 million of losses (before taxes) related to the initial forward points excluded from the assessment of hedge effectiveness is expected to be amortized to other (income) and expenses within the next 12 months.
Subsidiary Cash and Foreign Currency Asset/Liability Management
The company uses its Global Treasury Centers to manage the cash of its subsidiaries. These centers principally use currency swaps to convert cash flows in a cost-effective manner. In addition, the company uses foreign exchange forward contracts to economically hedge, on a net basis, the foreign currency exposure of a portion of the company’s nonfunctional currency assets and liabilities. The terms of these forward and swap contracts are generally less than one year. The changes in the fair values of these contracts and of the underlying hedged exposures are generally offsetting and are recorded in other (income) and expense in the Consolidated Income Statement. At December 31, 2024 and 2023, the total notional amount of derivative instruments in economic hedges of foreign currency exposure was $7.4 billion and $6.7 billion, respectively.
Equity Risk Management
The company is exposed to market price changes in certain broad market indices and in the company’s own stock primarily related to certain obligations to employees. Changes in the overall value of these employee compensation obligations are recorded in SG&A expense in the Consolidated Income Statement. Although not designated as accounting hedges, the company utilizes derivatives, including equity swaps and futures, to economically hedge the exposures related to its employee compensation obligations. The derivatives are linked to the total return on certain broad market indices or the total return on the company’s common stock, and are recorded at fair value with gains or losses also reported in SG&A expense in the Consolidated Income Statement. At December 31, 2024 and 2023, the total notional amount of derivative instruments in economic hedges of these compensation obligations was $1.5 billion and $1.2 billion, respectively.
Cumulative Basis Adjustments for Fair Value Hedges
At December 31, 2024 and 2023, the following amounts were recorded in the Consolidated Balance Sheet related to cumulative basis adjustments for fair value hedges:

($ in millions)
At December 31:	2024	2023
Short-term debt
Carrying amount of the hedged item	$(13)	$(1)
Cumulative hedging adjustments included in the carrying amount—assets/(liabilities)	(13)	(1)
Long-term debt
Carrying amount of the hedged item	(6,497)	(6,629)
Cumulative hedging adjustments included in the carrying amount—assets/(liabilities) (1)	190	61
(1)Includes ($155) million and ($200) million of hedging adjustments on discontinued hedging relationships at December 31, 2024 and 2023, respectively.

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

($ in millions)
	Total			Gains/(Losses) of Total Hedge Activity
For the year ended December 31:	2024	2023	2022	2024	2023	2022
Cost of services	$20,529	$21,051	$21,062	$22	$(5)	$24
Cost of sales	6,303	6,127	6,374	40	22	99
Cost of financing	369	382	406	(10)	(11)	2
SG&A expense	19,688	19,003	18,609	151	165	(211)
Other (income) and expense	1,871	(914)	5,803	(515)	17	(225)
Interest expense	1,712	1,607	1,216	(51)	(54)	6

($ in millions)
	Gain/(Loss) Recognized in Consolidated Income Statement
	Consolidated Income Statement Line Item	Recognized on Derivatives			Attributable to Risk Being Hedged (1)
For the year ended December 31:		2024	2023	2022	2024	2023	2022
Derivative instruments in fair value hedges (2)
Interest rate contracts	Cost of financing	$(41)	$(17)	$(73)	$19	$(2)	$85
	Interest expense	(208)	(83)	(257)	97	(11)	299
Derivative instruments not designated as hedging instruments
Foreign exchange contracts	Other (income) and expense	(390)	(192)	(492)	N/A	N/A	N/A
Equity contracts	SG&A expense	135	153	(249)	N/A	N/A	N/A
	Other (income) and expense	—	—	(83)	N/A	N/A	N/A
Total		$(504)	$(140)	$(1,153)	$116	$(13)	$384
(1)The amount includes basis adjustments to the carrying value of the hedged item recorded during the period and amortization of basis adjustments recorded on de-designated hedging relationships during the period.
(2)The amount includes changes in clean fair values of the derivative instruments in fair value hedging relationships and the periodic accrual for coupon payments required under these derivative contracts.

104	Notes to the Consolidated Financial Statements International Business Machines Corporation and Subsidiary Companies

($ in millions)
	Gain/(Loss) Recognized in Consolidated Income Statement and Other Comprehensive Income
For the year ended	Recognized in OCI			Consolidated Income Statement Line Item	Reclassified from AOCI			Amounts Excluded from Effectiveness Testing (1)
December 31:	2024	2023	2022		2024	2023	2022	2024	2023	2022
Derivative instruments in cash flow hedges
Interest rate contracts	$—	$—	$—	Cost of financing	$(2)	$(3)	$(4)	$—	$—	$—
				Interest expense	(13)	(15)	(14)	—	—	—
Foreign exchange contracts				Cost of services	22	(5)	24	—	—	—
Amount included in the assessment of effectiveness	405	213	241	Cost of sales	40	22	99	—	—	—
Amount excluded from the assessment of effectiveness	(16)	(6)	—	Cost of financing	(4)	(11)	(21)	—	—	—
				SG&A expense	16	12	38	—	—	—
				Other (income) and expense	(48)	239	349	(77)	(29)	—
				Interest expense	(19)	(51)	(72)	—	—	—
Instruments in net investment hedges (2)
Foreign exchange contracts				Cost of financing	—	—	—	18	22	14
Amount included in the assessment of effectiveness	1,354	(397)	1,613	Interest expense	—	—	—	91	105	50
Amount excluded from the assessment of effectiveness	4	—	—
Total	$1,747	$(190)	$1,854		$(7)	$189	$400	$32	$98	$64
(1)Amounts excluded from effectiveness testing for both net investment hedges and cash flow hedges of foreign currency debt are amortized to net income on a straight-line basis over the life of the relevant hedging instrument.
(2)Instruments in net investment hedges include derivative and non-derivative instruments with the amounts recognized in OCI providing an offset to the translation of foreign subsidiaries.
N/A–Not applicable
For the years ended December 31, 2024 and 2023, there were no material gains or losses associated with an underlying exposure that did not or was not expected to occur (for cash flow hedges); nor are there any anticipated in the normal course of business.

Notes to the Consolidated Financial Statements International Business Machines Corporation and Subsidiary Companies	105
NOTE T. STOCK-BASED COMPENSATION
The following table presents total stock-based compensation cost included in income from continuing operations.

($ in millions)
For the year ended December 31:	2024	2023	2022
Cost	$223	$190	$164
SG&A expense	690	616	566
RD&E expense	398	328	258
Pre-tax stock-based compensation cost	1,311	1,133	987
Income tax benefits	(469)	(290)	(249)
Net stock-based compensation cost	$842	$843	$738
The company’s total unrecognized compensation cost related to non-vested awards at December 31, 2024 was $1.9 billion and is expected to be recognized over a weighted-average period of approximately 2.5 years.
Capitalized stock-based compensation cost was not material at December 31, 2024, 2023 and 2022.
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
There were 293 million shares originally authorized to be awarded under the company’s existing Plans and 66 million shares granted under previous plans that, if and when those awards were cancelled, could be reissued under the existing Plans. At December 31, 2024, 40 million unused shares were available to be granted.
Stock Awards
Stock awards for the periods presented were made in the form of Restricted Stock Units (RSUs), including Retention Restricted Stock Units (RRSUs), or Performance Share Units (PSUs).
The following table summarizes RSU and PSU activity under the Plans during the years ended December 31, 2024, 2023 and 2022.

	RSUs		PSUs
	Weighted-Average Grant Price	Number of Units	Weighted-Average Grant Price	Number of Units (1)
Balance at January 1, 2022	$116	19,038,480	$118	3,728,857
Awards granted	112	11,447,966	110	1,237,019
Awards released	114	(7,013,530)	114	(679,601)
Awards canceled/forfeited/performance adjusted (2)	116	(2,420,002)	116	(720,197)
Balance at December 31, 2022	$115	21,052,914	$117	3,566,078
Awards granted	118	10,915,958	117	1,295,937
Awards released	114	(7,383,980)	113	(840,111)
Awards canceled/forfeited/performance adjusted (2)	115	(1,527,249)	114	(548,865)
Balance at December 31, 2023	$116	23,057,643	$118	3,473,039
Awards granted	176	8,220,339	165	1,110,929
Awards released	117	(8,532,751)	126	(963,249)
Awards canceled/forfeited/performance adjusted (2)	123	(1,681,686)	131	(319,169)
Balance at December 31, 2024	$139	21,063,545	$130	3,301,550
(1)The balances at December 31 for each period presented represent the number of shares expected to be issued based on achievement of grant date performance targets. The actual number of shares issued will depend on final performance against specified targets over the vesting period.
(2)Includes adjustments of (196,544), (404,655) and (362,247) for PSUs in 2024, 2023 and 2022, respectively, because final performance metrics were above or below specified targets.

106	Notes to the Consolidated Financial Statements International Business Machines Corporation and Subsidiary Companies
The total fair value of RSUs and PSUs granted and vested during the years ended December 31, 2024, 2023 and 2022 were as follows:

($ in millions)
For the year ended December 31:	2024	2023	2022
RSUs
Granted	$1,449	$1,293	$1,288
Vested	994	845	801
PSUs
Granted	$183	$151	$136
Vested	121	95	77
In connection with vesting and release of RSUs and PSUs, the tax benefits realized by the company for the years ended December 31, 2024, 2023 and 2022 were $413 million, $256 million and $249 million, respectively.
Stock Options
Stock options are awards which allow the employee to purchase shares of the company’s stock at a fixed price. Stock options are granted at an exercise price equal to the company’s average high and low stock price on the date of grant. These awards generally vest in four equal increments on the first four anniversaries of the grant date and have a contractual term of 10 years. The company estimates the fair value of stock options at the date of grant using a Black-Scholes valuation model. Key inputs and assumptions used to estimate the fair value of stock options include the grant price of the award, the expected option term, volatility of the company’s stock, the risk-free rate and the company’s dividend yield. For the stock options granted for the years ended December 31, 2024, 2023 and 2022, the expected option term was determined from historical exercise patterns, volatility was based on an analysis of the company’s historical stock prices over the expected option term, the risk-free rate was obtained from the U.S. Treasury yield curve in effect at the time of grant and the dividend yield was based on the company’s expectation of paying dividends in the foreseeable future. Estimates of fair value are not intended to predict actual future events or the value ultimately realized by employees who receive equity awards, and subsequent events are not indicative of the reasonableness of the original estimates of fair value made by the company. Stock options are primarily granted by the company as part of its executive compensation programs.
The weighted-average fair value of stock options granted for the years ended December 31, 2024, 2023 and 2022 was $40.09, $22.75 and $14.29, respectively. The fair value was estimated based on the following weighted-average assumptions:

For the year ended December 31:	2024	2023	2022
Expected term (in years)	6.3	6.3	6.3
Expected volatility	26.2%	26.0%	25.5%
Risk-free rate	4.4%	4.2%	2.0%
Dividend yield	3.7%	5.0%	5.3%

Notes to the Consolidated Financial Statements International Business Machines Corporation and Subsidiary Companies	107
The following table summarizes option activity under the Plans during the years ended December 31, 2024, 2023 and 2022.

	Weighted-Average Exercise Price	Number of Shares Under Option
Balance at January 1, 2022	$135	1,549,732
Options granted	125	5,044,353
Options exercised	—	—
Options forfeited/cancelled/expired	125	(319,560)
Balance at December 31, 2022	$128	6,274,525
Options granted	133	4,574,756
Options exercised	125	(408,045)
Options forfeited/cancelled/expired	129	(584,674)
Balance at December 31, 2023	$130	9,856,562
Options granted	181	3,156,770
Options exercised	133	(2,384,273)
Options forfeited/cancelled/expired	143	(623,663)
Balance at December 31, 2024	$145	10,005,396
Vested and exercisable at December 31, 2024	$128	2,029,748
The weighted-average remaining contractual term and the aggregate intrinsic value of stock options outstanding was 8.1 years and $750 million, respectively, at December 31, 2024. The weighted-average remaining contractual term and the aggregate intrinsic value of stock options vested and exercisable was 7.5 years and $186 million, respectively, at December 31, 2024.
Exercises of Stock Options
The total intrinsic value of options exercised for the years ended December 31, 2024 and 2023 was $138 million and $10 million, respectively. No stock options were exercised for the year ended December 31, 2022 because the company did not grant stock options during the year ended December 31, 2021. The total cash received from employees as a result of stock option exercises for the years ended December 31, 2024 and 2023 was approximately $317 million and $51 million, respectively, and was included within proceeds from issuance of shares within cash from financing activities in the Consolidated Statement of Cash Flows. In connection with these exercises, the tax benefits realized by the company for the year ended December 31, 2024 was $34 million. The tax benefits realized during 2023 were immaterial. The company settles employees stock option exercises primarily with newly issued common shares and, occasionally, with treasury shares. Total treasury shares held at December 31, 2024 and 2023 were 1,353 million and 1,352 million shares, respectively.
Acquisitions
In connection with various acquisition transactions, there were 0.2 million stock options outstanding at December 31, 2024, as a result of the company’s conversion of stock-based awards previously granted by acquired entities. The weighted-average exercise price of these stock options was $23 per share. No stock awards were outstanding at December 31, 2024.
IBM Employees Stock Purchase Plan
Effective April 1, 2022, the company increased the discount for eligible participants to purchase shares of IBM common stock under its Employees Stock Purchase Plan (ESPP) from 5 percent to 15 percent off the average market price on the date of purchase. Since this change, the ESPP has been considered compensatory under the accounting requirements for stock-based compensation. The ESPP enables eligible participants to purchase shares of IBM common stock through payroll deductions of up to 10 percent of eligible compensation. Eligible compensation includes any compensation received by the employee during the year. The ESPP provides for semi-annual offering periods during which shares may be purchased and continues as long as shares remain available under the ESPP, unless terminated earlier at the discretion of the Board of Directors. Individual ESPP participants are restricted from purchasing more than $25,000 of common stock in one calendar year or 1,000 shares in an offering period.
Employees purchased approximately 2.6 million, 3.1 million and 2.4 million shares under the ESPP during the years ended December 31, 2024, 2023 and 2022, respectively. For the years ended December 31, 2024, 2023 and 2022, the average market price of shares purchased was $161, $117 and $114 per share, respectively, and the total stock-based compensation cost was $75 million, $64 million and $43 million, respectively. Cash dividends declared and paid by the company on its common stock also include cash dividends on the company stock purchased through the ESPP. Dividends are paid on full and fractional shares and can be reinvested. The company stock purchased through the ESPP is considered outstanding and is included in the weighted-average outstanding shares for purposes of computing basic and diluted earnings per share.
Approximately 8.7 million shares were available for purchase under the ESPP at December 31, 2024.

108	Notes to the Consolidated Financial Statements International Business Machines Corporation and Subsidiary Companies
NOTE U. RETIREMENT-RELATED BENEFITS
Description of Plans
IBM sponsors the following retirement-related plans/benefits:

Plan		Eligibility	Funding	Benefit Calculation	Other
U.S. Defined Benefit (DB) Pension Plans	IBM Personal Pension Plan (Qualified PPP) which includes the Retirement Benefit Account (“RBA”) as of January 1, 2024	U.S. regular, full-time and part-time employees hired prior to January 1, 2005 RBA - U.S. regular, full-time, and part time employees with at least one year of service on or after January 1, 2024	Any company contributions, required or voluntary, are to an irrevocable trust fund, held for the sole benefit of participants and beneficiaries
Vary based on the participant:

Based on average earnings, years of service, and age

Cash balance formula based on percentage of employees’ annual salary, as well as an interest crediting rate (includes RBA as of January 1, 2024)

Excluding RBA, benefit accruals ceased December 31, 2007

Certain defined benefit pension obligations and related plan assets were transferred in 2022 and 2024, as described under “IBM Retirement Plan Changes,” below

	Excess Personal Pension Plan (“Excess PPP”)	U.S. regular, full-time and part-time employees hired prior to January 1, 2005	Unfunded, provides benefits in excess of IRS limitations for qualified plans		Benefit accruals ceased December 31, 2007
	Supplemental Executive Retention Plan (“Retention Plan”)	Eligible U.S. executives	Unfunded	Based on average earnings, years of service and age
U.S. Defined Contribution (DC) Plans	401(k) Plan (1)	U.S. regular, full-time and part-time employees	All plan participant contributions are made in cash and invested in accordance with participants’ investment elections	Employees can save up to 80% of eligible pay, subject to the Internal Revenue Code (IRC) annual contribution limit	All amounts in the plan are 100% vested
	Excess Savings Plan (1)	U.S. employees whose eligible compensation is expected to exceed IRS compensation limit for qualified plans
Unfunded, non-qualified amounts deferred are record-keeping (notional) accounts and are not held in trust for the participants, but may be invested in accordance with participants’ investment elections (under the 401(k) Plan options)
				Company matches contributions on eligible compensation deferred and on compensation earned in excess of the IRC pay limit	Amounts deferred into the Plan, including company contributions, are recorded as liabilities
U.S. Nonpension Postretirement Benefit Plan	Nonpension Postretirement Plan (IBM Benefits Plan for Retired Employees)	Medical and dental benefits for eligible U.S. retirees and eligible dependents, as well as life insurance for eligible U.S. retirees	Company contributes to irrevocable trust fund, held for the sole benefit of participants and beneficiaries	Varies based on plan design formulas and eligibility requirements	Since January 1, 2004, new hires are not eligible for these benefits
Non-U.S. Plans	DB or DC	Eligible regular employees in certain non-U.S. subsidiaries or branches	Company deposits funds under various fiduciary-type arrangements, purchases annuities under group contracts or provides reserves for these plans	Based either on years of service and the employee’s compensation (generally during a fixed number of years immediately before retirement) or on annual credits
In certain countries, benefit accruals have ceased and/or have been closed to new hires as of various dates

Certain defined benefit pension obligations and related plan assets were transferred in 2024, as described under “IBM Retirement Plan Changes,” below

	Nonpension Postretirement Plan	Medical and dental benefits for eligible non-U.S. retirees and eligible dependents, as well as life insurance for certain eligible non-U.S. retirees	Primarily unfunded except for a few select countries where the company contributes to irrevocable trust funds held for the sole benefit of participants and beneficiaries	Varies based on plan design formulas and eligibility requirements by country	Most non-U.S. retirees are covered by local government sponsored and administered programs
(1)Effective January 1, 2024, the 401(k) Plus Plan was renamed to the 401(k) Plan and the Excess 401(k) Plus Plan was renamed to the Excess Savings Plan. Refer to the section below entitled “IBM Retirement Plan Changes,” for additional information.

Notes to the Consolidated Financial Statements International Business Machines Corporation and Subsidiary Companies	109
Plan Financial Information
Summary of Financial Information
The following table presents a summary of the total retirement-related benefits net periodic (income)/cost recorded in the Consolidated Income Statement.

($ in millions)
	U.S. Plans			Non-U.S. Plans			Total
For the year ended December 31:	2024	2023	2022	2024	2023	2022	2024	2023	2022
Total defined benefit pension plans (income)/cost (1)	$3,265	$(329)	$5,857	$652	$359	$836	$3,918	$30	$6,693
Total defined contribution plans cost (2)	$57	$615	$555	$383	$376	$369	$440	$991	$924
Nonpension postretirement benefit plans cost	$79	$92	$85	$41	$36	$30	$120	$128	$115
Total retirement-related benefits net periodic cost (1)	$3,402	$378	$6,497	$1,077	$771	$1,235	$4,478	$1,149	$7,732
(1)In 2024, U.S. and Non-U.S. Plans include the impact of pension settlement charges of $2.7 billion and $0.4 billion, respectively, and the increase in total defined benefit pension plans (income)/cost due to the RBA that was effective January 1, 2024. In 2022, U.S. Plans includes the impact of a pension settlement charge of $5.9 billion. Refer to the section below entitled “IBM Retirement Plan Changes,” for additional information.
(2)Decrease in 2024 U.S. Plans total defined contributions plans cost is due to the introduction of the RBA that was effective January 1, 2024. Refer to the section below entitled “IBM Retirement Plan Changes,” for additional information.

The following table presents a summary of the total PBO for defined benefit pension plans, APBO for nonpension postretirement benefit plans, fair value of plan assets and the associated funded status recorded in the Consolidated Balance Sheet.

($ in millions)
	Benefit Obligations		Fair Value of Plan Assets		Funded Status (1)
At December 31:	2024	2023	2024	2023	2024	2023
U.S. Plans
Overfunded plans
Qualified PPP (2)	$12,941	$19,854	$17,591	$24,437	$4,651	$4,584
Underfunded plans
Nonqualified defined benefit pension plans (3)	1,278	1,382	—	—	(1,278)	(1,382)
Nonpension postretirement benefit plan	2,257	2,233	6	10	(2,251)	(2,224)
Total underfunded U.S. plans	$3,535	$3,615	$6	$10	$(3,529)	$(3,605)
Non-U.S. Plans
Overfunded plans
Qualified defined benefit pension plans (4) (5)	$13,568	$16,515	$16,410	$19,438	$2,842	$2,923
Nonpension postretirement benefit plans	—	—	—	—	—	—
Total overfunded non-U.S. plans	$13,568	$16,515	$16,410	$19,438	$2,842	$2,923
Underfunded plans
Qualified defined benefit pension plans (4)	$10,482	$11,946	$8,795	$9,621	$(1,688)	$(2,325)
Nonqualified defined benefit pension plans (4)	4,440	5,018	—	—	(4,440)	(5,018)
Nonpension postretirement benefit plans	507	586	14	23	(493)	(564)
Total underfunded non-U.S. plans	$15,429	$17,550	$8,809	$9,643	$(6,620)	$(7,907)
Total overfunded plans	$26,509	$36,369	$34,001	$43,875	$7,492	$7,506
Total underfunded plans	$18,964	$21,165	$8,815	$9,653	$(10,149)	$(11,512)
(1)Funded status is recognized in the Consolidated Balance Sheet as follows: Asset amounts as prepaid pension assets; (Liability) amounts as compensation and benefits (current liability) and retirement and nonpension postretirement benefit obligations (noncurrent liability).
(2)Year-to-year reduction in Benefit Obligations and Fair Value of Plan Assets includes the transfer of approximately $6 billion of pension benefit obligations and assets to Prudential Insurance Company of America. Refer to the section below entitled “IBM Retirement Plan Changes,” for additional information.
(3)Excess PPP and Retention Plan.
(4)Non-U.S. qualified plans represent plans funded outside of the U.S. Non-U.S. nonqualified plans are unfunded.
(5)Year-to-year reduction in Benefit Obligations and Fair Value of Plan Assets includes the transfer of $1.2 billion of pension benefit obligations and assets to RBC Life Insurance Company and Brookfield Annuity Company. Refer to the section below entitled “IBM Retirement Plan Changes,” for additional information.

110	Notes to the Consolidated Financial Statements International Business Machines Corporation and Subsidiary Companies
At December 31, 2024, the company’s qualified defined benefit pension plans worldwide were 116 percent funded compared to the benefit obligations, with the Qualified PPP 136 percent funded.
Defined Benefit Pension and Nonpension Postretirement Benefit Plan Financial Information
The following tables through page 113 represent financial information for the company’s retirement-related benefit plans, excluding defined contribution plans. The defined benefit pension plans under U.S. Plans consist of the Qualified PPP, the Excess PPP and the Retention Plan. The defined benefit pension plans and the nonpension postretirement benefit plans under non-U.S. Plans consist of all plans sponsored by the company’s subsidiaries. The nonpension postretirement benefit plan under U.S. Plan consists of only the U.S. Nonpension Postretirement Benefit Plan.
The following tables present the components of net periodic (income)/cost of the retirement-related benefit plans recognized in the Consolidated Income Statement, excluding defined contribution plans.

($ in millions)
	Defined Benefit Pension Plans
	U.S. Plans			Non-U.S. Plans
For the year ended December 31:	2024	2023	2022	2024	2023	2022
Service cost (1)	$394	$—	$—	$170	$177	$237
Interest cost (2)	911	1,090	1,129	1,077	1,170	493
Expected return on plan assets (2)	(1,253)	(1,529)	(1,729)	(1,546)	(1,440)	(1,016)
Amortization of prior service costs/(credits) (2)	—	0	8	22	20	14
Recognized actuarial losses (2)	452	109	527	516	400	1,031
Curtailments and settlements (2) (3)	2,761	—	5,923	398	7	47
Multi-employer plans	—	—	—	13	13	15
Other costs/(credits) (2)	—	—	—	3	13	15
Total net periodic (income)/cost (3)	$3,265	$(329)	$5,857	$652	$359	$836

($ in millions)
	Nonpension Postretirement Benefit Plans
	U.S. Plan			Non-U.S. Plans
For the year ended December 31:	2024	2023	2022	2024	2023	2022
Service cost	$2	$4	$5	$2	$2	$3
Interest cost (2)	106	117	85	41	39	24
Expected return on plan assets (2)	—	—	—	(1)	(2)	(2)
Amortization of prior service costs/(credits) (2)	(29)	(29)	(10)	0	0	0
Recognized actuarial losses (2)	—	—	5	(1)	(1)	4
Curtailments and settlements (2)	—	—	—	0	(2)	0
Other costs/(credits) (2)	—	—	—	0	0	0
Total net periodic cost	$79	$92	$85	$41	$36	$30
(1)Increase in U.S. Plans Service Cost in 2024 is due to the RBA that was effective January 1, 2024. Refer to the section below entitled “IBM Retirement Plan Changes,” for additional information.
(2)These components of net periodic pension costs are included in other (income) and expense in the Consolidated Income Statement.
(3)In 2024, U.S. and Non-U.S. Plans include the impact of pension settlement charges of $2.7 billion and $0.4 billion, respectively. In 2022, U.S. Plans includes the impact of a pension settlement charge of $5.9 billion. Refer to the section below entitled “IBM Retirement Plan Changes,” for additional information.

Notes to the Consolidated Financial Statements International Business Machines Corporation and Subsidiary Companies	111
IBM Retirement Plan Changes
In September 2022, the Qualified PPP irrevocably transferred to The Prudential Insurance Company of America and Metropolitan Life Insurance Company approximately $16 billion of the Qualified PPP’s defined benefit pension obligations and related plan assets, thereby reducing the company’s pension obligations and assets by the same amount.
Upon issuance of the group annuity contracts, the Qualified PPP’s benefit obligations and administration for approximately 100,000 of the company’s retirees and beneficiaries were transferred to The Prudential Insurance Company of America and Metropolitan Life Insurance Company. Under the group annuity contracts, The Prudential Insurance Company of America and Metropolitan Life Insurance Company have made an irrevocable commitment, and are solely responsible, to pay 50 percent of the pension benefits of the company's retirees and beneficiaries due on and after January 1, 2023. The transaction resulted in no changes to the amount of benefits payable to the company’s retirees and beneficiaries. The company recognized a one-time, non-cash, pre-tax pension settlement charge of $5.9 billion ($4.4 billion net of tax) in the third quarter of 2022 primarily related to the accelerated recognition of actuarial losses included within AOCI in the Consolidated Statement of Equity.
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
Effective January 1, 2024, IBM changed how it provides certain retirement-related benefits in the U.S. IBM is providing a new benefit to most U.S. employees under its existing Qualified PPP called the Retirement Benefit Account (RBA). This is in place of any IBM contributions to the U.S. employees’ 401(k) Plus accounts. IBM U.S. regular full-time and part-time employees with at least one year of service will participate in the RBA. Each eligible employee’s RBA will be credited monthly with an amount equal to five percent of their eligible pay with no employee contribution required. Under the RBA, eligible employees will earn six percent interest through 2026 and starting in 2027, will earn interest equal to the 10-year U.S. Treasury Yield, subject to a three percent minimum per year through 2033. Eligible employees also received a salary increase effective January 1, 2024 for the difference between the IBM 401(k) Plus contribution percent they were previously entitled to receive and the five percent RBA pay credit. Since the RBA is a component of the Qualified PPP, it is funded by the trust for the Qualified PPP along with all other benefits in the Qualified PPP. At December 31, 2024, the Qualified PPP was 136 percent funded with assets exceeding liabilities by $4.7 billion.
As a result of this change, inactive pension plan participants no longer represent substantially all of the participants in the Qualified PPP. As required by U.S. GAAP, as of January 1, 2024, the amortization period of unrecognized actuarial losses changed from the average remaining life expectancy of inactive plan participants to the average remaining service period of active plan participants. Amortization expense for the year ended December 31, 2024 was approximately $0.5 billion, primarily driven by the change in amortization period. There was no impact to funded status, retiree benefit payments or funding requirements of the Qualified PPP due to the change in amortization period.
In September 2024, the Qualified PPP irrevocably transferred to The Prudential Insurance Company of America approximately $6 billion of the Qualified PPP’s defined benefit pension obligations and related plan assets, thereby reducing the company’s pension obligations and assets by the same amount. After the transaction, the Qualified PPP remained in an overfunded position.
Upon issuance of the group annuity contract, the Qualified PPP’s benefit obligations and administration for approximately 32,000 of the company’s Plan participants and beneficiaries were transferred to The Prudential Insurance Company of America. Under the group annuity contract, The Prudential Insurance Company of America has made an irrevocable commitment, and will be solely responsible, to pay the benefits payable to the participants and beneficiaries. The transaction resulted in no changes to the amount of benefits payable to the Plan participants and beneficiaries. The company recognized a one-time, non-cash, pre-tax pension settlement charge of $2.7 billion ($2.0 billion net of tax) in the third quarter of 2024 primarily related to the accelerated recognition of actuarial losses included within AOCI in the Consolidated Statement of Equity. As a result of this transaction, the company was required to remeasure the benefit obligation and plan assets of the Qualified PPP. The remeasurement reflected the use of the discount rate and actual return on plan assets as of August 31, 2024, applying the practical expedient to remeasure plan assets and obligations as of the nearest calendar month-end date.
In October 2024, IBM Canada Ltd. (“IBMC”) purchased two separate nonparticipating single premium group annuity contracts from RBC Life Insurance Company and Brookfield Annuity Company that transferred approximately $1.2 billion of the IBMC IBM Retirement Plan defined benefit pension obligations to them for approximately 6,000 Plan participants and beneficiaries. It was funded directly by the assets of the IBMC IBM Retirement Plan and required no cash contribution from IBM. There were no changes to the amount of benefits payable to the Plan participants and beneficiaries. As a result of the transaction, the company recognized a one time, non-cash, pre-tax, pension settlement charge of $0.4 billion in the fourth quarter of 2024.

112	Notes to the Consolidated Financial Statements International Business Machines Corporation and Subsidiary Companies
The pension transfers described above have reduced the risk profile of the company’s worldwide retirement-related plans by eliminating the potential for the company to make future cash contributions to fund these portions of pension obligations while at the same time increasing the funded status of the respective plans.
The following table presents the changes in benefit obligations and plan assets of the company’s retirement-related benefit plans, excluding DC plans.

($ in millions)
	Defined Benefit Pension Plans				Nonpension Postretirement Benefit Plans
	U.S. Plans		Non-U.S. Plans		U.S. Plan		Non-U.S. Plans
	2024	2023	2024	2023	2024	2023	2024	2023
Change in benefit obligation
Benefit obligation at January 1	$21,235	$21,493	$33,479	$31,261	$2,233	$2,369	$586	$531
Service cost (1)	394	—	170	177	2	4	2	2
Interest cost	911	1,090	1,077	1,170	106	117	41	39
Plan participants' contributions	—	—	17	17	33	38	—	—
Acquisitions/divestitures, net	—	—	7	(20)	—	—	—	—
Actuarial losses/(gains)	(589)	486	(1,076)	2,077	116	(19)	0	35
Benefits paid from trust	(1,432)	(1,424)	(1,635)	(1,629)	(233)	(274)	(4)	(7)
Direct benefit payments	(122)	(122)	(422)	(396)	(2)	(3)	(32)	(31)
Foreign exchange impact	—	—	(1,850)	1,021	—	—	(85)	22
Amendments/curtailments/settlements/other (2)	(6,178)	(288)	(1,277)	(198)	—	—	(1)	(4)
Benefit obligation at December 31	$14,219	$21,235	$28,490	$33,479	$2,257	$2,233	$507	$586
Change in plan assets
Fair value of plan assets at January 1	$24,437	$25,094	$29,059	$28,371	$10	$10	$23	$29
Actual return on plan assets	764	1,055	499	1,391	—	—	1	3
Employer contributions	—	—	67	57	194	233	—	—
Acquisitions/divestitures, net	—	—	4	(24)	—	—	—	—
Plan participants' contributions	—	—	17	17	33	38	—	—
Benefits paid from trust	(1,432)	(1,424)	(1,635)	(1,629)	(233)	(274)	(4)	(7)
Foreign exchange impact	—	—	(1,530)	1,058	—	—	(5)	3
Amendments/curtailments/settlements/other (2)	(6,178)	(288)	(1,277)	(181)	2	2	0	(6)
Fair value of plan assets at December 31	$17,591	$24,437	$25,205	$29,059	$6	$10	$14	$23
Funded status at December 31	$3,373	$3,202	$(3,286)	$(4,420)	$(2,251)	$(2,224)	$(493)	$(564)
Accumulated benefit obligation (3)	$14,219	$21,235	$28,187	$33,128	N/A	N/A	N/A	N/A
(1)Increase in U.S. Plans Service Cost in 2024 is due to the RBA that was effective January 1, 2024. Refer to the section above entitled “IBM Retirement Plan Changes,” for additional information.
(2)In 2024, the amount related to U.S. Defined Benefit Pension Plans primarily represents the transfer of Qualified PPP pension obligations and related plan assets to The Prudential Insurance Company of America pursuant to a group annuity contract and the amount related to Non-U.S. Defined Benefit Pension Plans primarily represents the transfer of IBMC IBM Retirement Plan pension obligations and related plan assets to RBC Life Insurance Company and Brookfield Annuity Company pursuant to group annuity contracts.
(3) Represents the benefit obligation assuming no future participant compensation increases.
N/A–Not applicable

Notes to the Consolidated Financial Statements International Business Machines Corporation and Subsidiary Companies	113
The following table presents the net funded status recognized in the Consolidated Balance Sheet.

($ in millions)
	Defined Benefit Pension Plans				Nonpension Postretirement Benefit Plans
	U.S. Plans		Non-U.S. Plans		U.S. Plan		Non-U.S. Plans
At December 31:	2024	2023	2024	2023	2024	2023	2024	2023
Prepaid pension assets	$4,651	$4,584	$2,842	$2,923	$0	$0	$0	$0
Current liabilities—compensation and benefits	(117)	(119)	(362)	(366)	(218)	(202)	(20)	(17)
Noncurrent liabilities—retirement and nonpension postretirement benefit obligations	(1,160)	(1,262)	(5,766)	(6,977)	(2,033)	(2,022)	(473)	(547)
Funded status—net	$3,373	$3,202	$(3,286)	$(4,420)	$(2,251)	$(2,224)	$(493)	$(564)
The following table presents the pre-tax net loss, prior service costs/(credits) and transition (assets)/liabilities recognized in OCI and the changes in the pre-tax net loss, prior service costs/(credits) and transition (assets)/liabilities recognized in AOCI for the retirement-related benefit plans.

($ in millions)
	Defined Benefit Pension Plans				Nonpension Postretirement Benefit Plans
	U.S. Plans		Non-U.S. Plans		U.S. Plan		Non-U.S. Plans
	2024	2023	2024	2023	2024	2023	2024	2023
Net loss at January 1	$9,467	$8,617	$12,937	$11,219	$73	$94	$123	$86
Current period loss/(gain)	(101)	959	(73)	2,125	115	(20)	0	34
Curtailments and settlements (1)	(2,761)	—	(398)	(7)	—	—	0	2
Amortization of net loss included in net periodic (income)/cost (2)	(452)	(109)	(516)	(400)	—	—	1	1
Net loss at December 31	$6,153	$9,467	$11,950	$12,937	$188	$73	$125	$123
Prior service costs/(credits) at January 1	$0	$0	$309	$330	$(350)	$(379)	$(1)	$0
Current period prior service costs/(credits)	—	—	56	(1)	—	—	0	(1)
Curtailments, settlements and other	—	—	—	—	—	—	—	—
Amortization of prior service (costs)/credits included in net periodic (income)/cost	0	0	(22)	(20)	29	29	0	0
Prior service costs/(credits) at December 31	$0	$0	$342	$309	$(321)	$(350)	$(1)	$(1)
Transition (assets)/liabilities at January 1	$—	$—	$0	$0	$—	$—	$0	$0
Transition (assets)/liabilities at December 31	$—	$—	$0	$0	$—	$—	$0	$0
Total loss recognized in accumulated other comprehensive income/(loss) (3)	$6,153	$9,467	$12,293	$13,245	$(133)	$(276)	$124	$122
(1)In 2024, the amount related to U.S. Defined Benefit Pension Plans includes the impact of a pension settlement charge of $2.7 billion, and the amount related to Non-U.S. Defined Benefit Pension Plans includes the impact of a pension settlement charge of $0.4 billion. Refer to the section above entitled “IBM Retirement Plan Changes,” for additional information.
(2)Increase in U.S. Plans Amortization of net loss included in net periodic (income)/cost in 2024 is due to the RBA that was effective January 1, 2024. Refer to the section above entitled “IBM Retirement Plan Changes,” for additional information.
(3)Refer to note R, “Equity Activity,” for the total change in AOCI, and the Consolidated Statement of Comprehensive Income for the components of net periodic (income)/cost, including the related tax effects, recognized in OCI for the retirement-related benefit plans.

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

	Defined Benefit Pension Plans
	U.S. Plans			Non-U.S. Plans
	2024	2023	2022	2024	2023	2022
Weighted-average assumptions used to measure net periodic (income)/cost for the year ended December 31
Discount rate (1) (2) (3)	5.00%	5.30%	3.30%	3.37%	3.80%	1.26%
Expected long-term returns on plan assets (1) (2) (3)	5.08%	5.50%	4.33%	4.89%	4.44%	2.97%
Rate of compensation increase (4)	5.00%	N/A	N/A	4.18%	4.00%	3.02%
Interest crediting rate (1) (3)	3.80%	4.40%	2.07%	0.28%	0.34%	0.26%
Weighted-average assumptions used to measure benefit obligations at December 31
Discount rate	5.50%	5.00%	5.30%	3.61%	3.36%	3.80%
Rate of compensation increase	4.00%	5.00%	N/A	4.04%	4.18%	4.00%
Interest crediting rate	4.30%	3.80%	4.40%	0.32%	0.28%	0.34%
(1)The Qualified PPP discount rate, expected long-term return on plan assets and interest crediting rate of 5.00 percent, 5.00 percent, and 3.80 percent, respectively, for the period January 1, 2024 through August 31, 2024, changed to 5.00 percent, 5.25 percent and 3.80 percent, respectively, for the period September 1, 2024 through December 31, 2024 due to remeasurement of the plan as a result of the changes described in the section above entitled “IBM Retirement Plan Changes.”
(2)The Non-U.S. Plan discount rate and expected long-term return on plan assets of 4.60 percent, and 5.50 percent, respectively, for the period January 1, 2024 through October 29, 2024, changed to 4.70 percent and 4.50 percent respectively, for the period October 30, 2024 through December 31, 2024 due to remeasurement of the IBMC IBM Retirement Plan as a result of the changes described in the section above entitled “IBM Retirement Plan Changes.”
(3)The Qualified PPP discount rate, expected long-term return on plan assets and interest crediting rate of 2.60 percent, 4.00 percent and 1.10 percent, respectively, for the period January 1, 2022 through August 31, 2022, changed to 4.70 percent, 5.00 percent and 4.00 percent, respectively, for the period September 1, 2022 through December 31, 2022 due to remeasurement of the plan as a result of the changes described in the section above entitled “IBM Retirement Plan Changes.”
(4)The rate of compensation increase in 2024 is due to the RBA that was effective January 1, 2024. Refer to the section above entitled “IBM Retirement Plan Changes,” for additional information.
N/A–Not applicable

	Nonpension Postretirement Benefit Plans
	U.S. Plan			Non-U.S. Plans
	2024	2023	2022	2024	2023	2022
Weighted-average assumptions used to measure net periodic cost for the year ended December 31
Discount rate (1)	5.00%	5.30%	3.05%	7.66%	7.25%	5.35%
Expected long-term returns on plan assets	N/A	N/A	N/A	8.12%	8.05%	6.64%
Interest crediting rate (1)	3.80%	4.40%	2.16%	N/A	N/A	N/A
Weighted-average assumptions used to measure benefit obligations at December 31
Discount rate	5.30%	5.00%	5.30%	8.21%	7.66%	7.25%
Interest crediting rate	4.30%	3.80%	4.40%	N/A	N/A	N/A
(1)The U.S. Nonpension Postretirement Plan discount rate and interest crediting rate of 2.30 percent and 1.10 percent, respectively, for the period January 1, 2022 through July 31, 2022, changed to 4.10 percent and 3.65 percent, respectively, for the period August 1, 2022 through December 31, 2022 due to remeasurement of the plan as a result of the changes described in the section above entitled “IBM Retirement Plan Changes.”
N/A–Not applicable

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

Expected Long-Term Returns on Plan Assets
Represents the expected long-term returns on plan assets based on the calculated market-related value of plan assets and considers long-term expectations for future returns and the investment policies and strategies discussed on page 116. These rates of return are developed and tested for reasonableness against historical returns by the company.

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

The projected long-term rate of return on plan assets for 2025 is 5.50 percent for U.S. and 4.86 percent for non-U.S. DB Plans.

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

The company’s U.S. healthcare cost trend rate assumption for 2025 is 6.47 percent and is expected to decrease to 4.50 percent over approximately 14 years.

116	Notes to the Consolidated Financial Statements International Business Machines Corporation and Subsidiary Companies
Plan Assets
Retirement-related benefit plan assets are recognized and measured at fair value. Because of the inherent uncertainty of valuations, these fair value measurements may not necessarily reflect the amounts the company could realize in current market transactions.
Investment Policies and Strategies
The investment objectives of the Qualified PPP portfolio are designed to generate returns that will enable the plan to meet its future obligations. The precise amount for which these obligations will be settled depends on future events, including the retirement dates and life expectancy of the plan participants. The obligations are estimated using actuarial assumptions, based on the current economic environment and other pertinent factors described above. The Qualified PPP portfolio’s investment strategy balances the requirement to generate returns, using assets with higher expected returns such as equity securities, with the need to control risk in the portfolio with less volatile assets, such as fixed-income securities. Risks include, among others, inflation, volatility in equity values and changes in interest rates that could cause the plan to become underfunded, thereby increasing its dependence on contributions from the company. To mitigate any potential concentration risk, careful consideration is given to balancing the portfolio among industry sectors, companies and geographies, taking into account interest rate sensitivity, dependence on economic growth, currency and other factors that affect investment returns. In 2024, the company changed its investment, strategy, modifying asset allocation, primarily by increasing return-seeking assets and reducing debt securities. The change was designed to improve expected returns for the plan given that the plan began accruing new liabilities in the form of Retirement Benefit Accounts. The Qualified PPP portfolio’s target allocation is 11 percent equity securities, 70 percent fixed-income securities, 3 percent real estate and 16 percent other investments.
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
Market liquidity risks are tightly controlled, with $1,465 million of the Qualified PPP portfolio as of December 31, 2024 invested in private market assets consisting of private equities, private real estate investments and private infrastructure equity, which are less liquid than publicly traded securities and primarily measured at net asset value (NAV). In addition, the Qualified PPP portfolio had $843 million in commitments for future investments in private markets to be made over a number of years. These commitments are expected to be funded from plan assets.
Derivatives are used as an effective means to achieve investment objectives and/or as a component of the plan’s risk management strategy. The primary reasons for the use of derivatives are fixed income management, including duration, interest rate management and credit exposure, cash equitization and to manage currency strategies.
The non-U.S. Plans investment objectives are similar to those described previously, subject to local regulations. The weighted-average target allocation for the non-U.S. plans is 16 percent equity securities, 63 percent fixed-income securities, 3 percent real estate, 13 percent insurance contracts and 5 percent other investments, which is consistent with the allocation decisions made by the company’s management. In some countries, a higher percentage allocation to fixed income is required to manage solvency and funding risks. In others, the responsibility for managing the investments typically lies with a board that may include up to 50 percent of members elected by employees and retirees. This can result in slight differences compared with the strategies previously described. The percentage of non-U.S. plans investment in assets that are less liquid is consistent with the U.S. plan. The use of derivatives is also consistent with the U.S. plan and mainly for currency hedging, interest rate risk management, credit exposure and alternative investment strategies.
The company’s nonpension postretirement benefit plans are underfunded or unfunded. For some plans, the company maintains a nominal, highly liquid trust fund balance to ensure timely benefit payments.

Notes to the Consolidated Financial Statements International Business Machines Corporation and Subsidiary Companies	117
Defined Benefit Pension Plan Assets
The following table presents the company’s defined benefit pension plans’ asset classes and their associated fair value at December 31, 2024. The U.S. Plan consists of the Qualified PPP and the non-U.S. Plans consist of all plans sponsored by the company’s subsidiaries.

($ in millions)
	U.S. Plan				Non-U.S. Plans
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Equity
Equity securities (1)	$655	$—	$7	$661	$67	$1	$—	$68
Equity mutual funds (2)	183	—	—	183	—	—	—	—
Fixed income
Government and related (3)	—	7,010	—	7,010	110	6,807	—	6,917
Corporate bonds (4)	—	3,663	186	3,849	7	2,550	—	2,557
Mortgage and asset-backed securities	—	141	—	141	—	4	—	4
Fixed income mutual funds (5)	240	—	—	240	—	—	—	—
Insurance contracts (6)	—	—	—	—	—	3,332	—	3,332
Cash and short-term investments (7)	670	(24)	—	646	170	277	—	447
Private equity	—	—	—	—	—	—	—	—
Real estate	—	—	—	—	—	—	3	3
Derivatives (8)	—	8	—	8	39	58	—	97
Other mutual funds (9)	—	—	—	—	20	—	—	20
Subtotal	1,747	10,799	193	12,739	413	13,029	3	13,444
Investments measured at net asset value using the NAV practical expedient (10)	—	—	—	4,852	—	—	—	11,807
Other (11)	—	—	—	0	—	—	—	(47)
Fair value of plan assets	$1,747	$10,799	$193	$17,591	$413	$13,029	$3	$25,205
(1)Represents U.S. and international securities. The U.S. Plan includes IBM common stock of $1 million. Non-U.S. Plans include IBM common stock of $1 million.
(2)Invests in predominantly equity securities.
(3)Includes debt issued by national, state and local governments and agencies.
(4)The U.S. Plans include IBM corporate bonds of $4 million. Non-U.S. Plans include IBM corporate bonds of $4 million.
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
The U.S. nonpension postretirement benefit plan assets of $6 million were invested primarily in cash equivalents, categorized as Level 1 in the fair value hierarchy. The non-U.S. nonpension postretirement benefit plan assets of $14 million, primarily in Brazil, and, to a lesser extent, in Mexico and South Africa, were invested primarily in government and related fixed-income securities and corporate bonds, categorized as Level 2 in the fair value hierarchy.

118	Notes to the Consolidated Financial Statements International Business Machines Corporation and Subsidiary Companies
The following table presents the company’s defined benefit pension plans’ asset classes and their associated fair value at December 31, 2023. The U.S. Plan consists of the Qualified PPP and the non-U.S. Plans consist of all plans sponsored by the company’s subsidiaries.

($ in millions)
	U.S. Plan				Non-U.S. Plans
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Equity
Equity securities (1)	$631	$—	$—	$631	$243	$—	$—	$243
Equity mutual funds (2)	155	—	—	155	5	—	—	5
Fixed income
Government and related (3)	—	9,861	—	9,861	—	7,700	—	7,700
Corporate bonds (4)	—	7,074	709	7,783	—	2,691	—	2,691
Mortgage and asset-backed securities	—	178	—	178	—	9	—	9
Fixed income mutual funds (5)	251	—	—	251	—	—	75	75
Insurance contracts (6)	—	—	—	—	—	3,774	—	3,774
Cash and short-term investments (7)	495	119	—	614	264	315	—	579
Private equity	—	—	13	13	—	—	—	—
Real estate	—	—	—	—	—	—	4	4
Derivatives (8)	—	—	—	—	51	258	—	309
Other mutual funds (9)	—	—	—	—	20	—	—	20
Subtotal	1,532	17,231	722	19,485	584	14,747	78	15,409
Investments measured at net asset value using the NAV practical expedient (10)	—	—	—	4,952	—	—	—	13,709
Other (11)	—	—	—	0	—	—	—	(59)
Fair value of plan assets	$1,532	$17,231	$722	$24,437	$584	$14,747	$78	$29,059
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
The following tables present the reconciliation of the beginning and ending balances of Level 3 assets for the years ended December 31, 2024 and 2023 for the U.S. Plan.

($ in millions)
	Equity Securities	Corporate Bonds	Private Equity	Total
Balance at January 1, 2024	$—	$709	$13	$722
Return on assets held at end of year	(2)	4	—	2
Return on assets sold during the year	0	16	—	16
Purchases, sales and settlements, net	2	(545)	(10)	(554)
Transfers, net	7	1	(2)	6
Balance at December 31, 2024	$7	$186	$—	$193

Notes to the Consolidated Financial Statements International Business Machines Corporation and Subsidiary Companies	119

($ in millions)
	Corporate Bonds	Private Equity	Total
Balance at January 1, 2023	$721	$421	$1,142
Return on assets held at end of year	(18)	(5)	(23)
Return on assets sold during the year	10	0	10
Purchases, sales and settlements, net	(5)	(404)	(409)
Transfers, net	2	—	2
Balance at December 31, 2023	$709	$13	$722
The following tables present the reconciliation of the beginning and ending balances of Level 3 assets for the years ended December 31, 2024 and 2023 for the non-U.S. Plans.

($ in millions)
	Fixed Income Mutual Funds	Real Estate	Total
Balance at January 1, 2024	$75	$4	$78
Return on assets held at end of year	—	—	—
Return on assets sold during the year	5	—	5
Purchases, sales and settlements, net	(77)	—	(77)
Transfers, net	—	0	0
Foreign exchange impact	(3)	(1)	(4)
Balance at December 31, 2024	$—	$3	$3

($ in millions)
	Fixed Income Mutual Funds	Real Estate	Total
Balance at January 1, 2023	$9	$145	$155
Return on assets held at end of year	1	(66)	(65)
Return on assets sold during the year	—	56	56
Purchases, sales and settlements, net	63	(137)	(74)
Transfers, net	—	0	0
Foreign exchange impact	2	5	7
Balance at December 31, 2023	$75	$4	$78
Valuation Techniques
The following is a description of the valuation techniques used to measure plan assets at fair value. There were no changes in valuation techniques during 2024 and 2023.
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
The following table presents the contributions made to the non-U.S. DB plans, nonpension postretirement benefit plans, multi-employer plans, DC plans and direct benefit payments for 2024 and 2023. The cash contributions to the multi-employer plans represent the annual cost included in the net periodic (income)/cost recognized in the Consolidated Income Statement. The company’s participation in multi-employer plans has no material impact on the company’s financial statements.

($ in millions)
For the years ended December 31:	2024	2023
Non-U.S. DB plans	$67	$57
Nonpension postretirement benefit plans	194	233
Multi-employer plans	13	13
DC plans (1)	440	991
Direct benefit payments	578	552
Total	$1,291	$1,847
(1)Decrease in DC plans is primarily due to the introduction of the RBA that was effective January 1, 2024. Refer to the section above entitled “IBM Retirement Plan Changes,” for additional information.
In 2024 and 2023, $194 million and $256 million, respectively, of contributions to the non-U.S. DB plans and U.S. nonpension postretirement benefit plans were made in U.S. Treasury securities. Additionally, in 2024 and 2023, contributions of $741 million and $682 million, respectively, were made to the Active Medical Trust in U.S. Treasury securities. Contributions made with U.S. Treasury securities are considered a non-cash transaction.
Defined Benefit Pension Plans
In 2025, the company is not legally required to make any contributions to the U.S. defined benefit pension plans. However, depending on market conditions, or other factors, the company may elect to make discretionary contributions to the Qualified PPP during the year.
In 2025, the company estimates contributions to its non-U.S. defined benefit and multi-employer plans to be approximately $100 million, the largest of which will be contributed to defined benefit pension plans in Japan and India. This amount generally represents legally mandated minimum contributions.
Financial market performance in 2025 could increase the legally mandated minimum contribution in certain countries which require monthly or daily remeasurement of the funded status. The company could also elect to contribute more than the legally mandated amount based on market conditions or other factors.
Expected Benefit Payments
Defined Benefit Pension Plan Expected Payments
The following table presents the total expected benefit payments to defined benefit pension plan participants subsequent to the retirement plan changes, as described in ‘IBM Retirement Plan Changes’ section above. These payments have been estimated based on the same assumptions used to measure the plans’ PBO at December 31, 2024 and include benefits attributable to estimated future compensation increases, where applicable.

($ in millions)
	Qualified U.S. Plan Payments	Nonqualified U.S. Plans Payments	Qualified Non-U.S. Plans Payments	Nonqualified Non-U.S. Plans Payments	Total Expected Benefit Payments
2025	$1,136	$121	$1,833	$248	$3,338
2026	1,178	119	1,760	224	3,282
2027	1,214	116	1,749	221	3,300
2028	1,202	114	1,710	217	3,243
2029	1,186	111	1,705	218	3,221
2030-2034	5,671	507	8,049	1,016	15,243

Notes to the Consolidated Financial Statements International Business Machines Corporation and Subsidiary Companies	121
The 2025 expected benefit payments to defined benefit pension plan participants not covered by the respective plan assets (underfunded plans) represent a component of compensation and benefits, within current liabilities, in the Consolidated Balance Sheet.
Nonpension Postretirement Benefit Plan Expected Payments
The following table presents the total expected benefit payments to nonpension postretirement benefit plan participants. These payments have been estimated based on the same assumptions used to measure the plans’ APBO at December 31, 2024.

($ in millions)
	U.S. Plan Payments	Qualified Non-U.S. Plans Payments	Nonqualified Non-U.S. Plans Payments	Total Expected Benefit Payments
2025	$230	$16	$26	$272
2026	237	17	27	280
2027	249	18	27	293
2028	253	18	27	299
2029	246	19	28	293
2030-2034	1,090	107	153	1,350
The 2025 expected benefit payments to nonpension postretirement benefit plan participants not covered by the respective plan assets represent a component of compensation and benefits, within current liabilities, in the Consolidated Balance Sheet.
Other Plan Information
The following table presents information for defined benefit pension plans with accumulated benefit obligations (ABO) in excess of plan assets. For a more detailed presentation of the funded status of the company’s defined benefit pension plans, refer to the table on page 112.

($ in millions)
	2024		2023
At December 31:	Benefit Obligation	Plan Assets	Benefit Obligation	Plan Assets
Plans with PBO in excess of plan assets	$16,216	$8,811	$18,345	$9,621
Plans with ABO in excess of plan assets	16,194	8,789	18,029	9,604
Plans with plan assets in excess of PBO	26,493	33,985	36,369	43,875
The following table presents information for the nonpension postretirement benefit plan with APBO in excess of plan assets. For a more detailed presentation of the funded status of the company’s nonpension postretirement benefit plans, refer to the table on page 112.

($ in millions)
	2024		2023
At December 31:	Benefit Obligation	Plan Assets	Benefit Obligation	Plan Assets
Plans with APBO in excess of plan assets	$2,764	$20	$2,820	$32
Plans with plan assets in excess of APBO	—	—	—	—
NOTE V. SUBSEQUENT EVENTS
On January 28, 2025, the company announced that the Board of Directors approved a quarterly dividend of $1.67 per common share. The dividend is payable March 10, 2025 to stockholders of record on February 10, 2025.
On February 10, 2025, the company issued $3.6 billion of Euro fixed-rate notes in tranches with maturities ranging from 5 to 20 years and coupons ranging from 2.9 to 3.8 percent; and $4.75 billion of U.S. dollar fixed-rate notes in tranches with maturities ranging from 3 to 30 years and coupons ranging from 4.65 to 5.7 percent.

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
The graph assumes $100 invested on December 31 (of the initial year shown in the graph) in IBM common stock and $100 invested on the same date in each of the S&P indices. The comparisons assume that all dividends are reinvested. On November 3, 2021, we completed the separation of Kyndryl. IBM stockholders received one share of common stock in Kyndryl for every five shares of IBM common stock held at the close of business on October 25, 2021, the record date for the distribution. The effect of the Kyndryl transaction is reflected in the five-year graph in the cumulative total return as reinvested dividends.

One-Year

160
140
120
100
80
12/23
3/24
6/24
9/24
12/24

Three-Year

250
200
150
100
50
0
12/21
12/22
12/23
12/24

Five-Year

350
300
250
200
150
100
50
0
12/19
12/20
12/21
12/22
12/23
12/24

One-Year

(U.S. Dollar)		12/2023	3/2024	6/2024	9/2024	12/2024
—	International Business Machines	$100.00	$117.81	$107.77	$138.96	$139.27
• • • •	S & P 500	$100.00	$110.56	$115.29	$122.08	$125.02
- - - -	S & P Information Technology	$100.00	$112.69	$128.24	$130.31	$136.61
Three-Year

(U.S. Dollar)		2021	2022	2023	2024
—	International Business Machines	$100.00	$110.70	$134.92	$187.91
• • • •	S & P 500	$100.00	$81.89	$103.42	$129.29
- - - -	S & P Information Technology	$100.00	$71.81	$113.34	$154.83
Five-Year

(U.S. Dollar)		2019	2020	2021	2022	2023	2024
—	International Business Machines	$100.00	$99.04	$115.88	$128.29	$156.35	$217.76
• • • •	S & P 500	$100.00	$118.40	$152.39	$124.79	$157.59	$197.02
- - - -	S & P Information Technology	$100.00	$143.89	$193.58	$139.00	$219.40	$299.72

Stockholder Information International Business Machines Corporation and Subsidiary Companies	123
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
Annual Meeting
The IBM Annual Meeting of Stockholders will be held on Tuesday, April 29, 2025, at 1 p.m. (ET).
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
IBM believes that corporate responsibility drives long-term value not just in our business, but also for IBM stakeholders. Our 2023 Impact Report is available online at https://www.ibm.com/impact.
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