Form 10-K, Exhibit 13
period 2025-12-31
INTERNATIONAL BUSINESS MACHINES CORP
filed 2026-02-24
CIK 51143

s

Report of Financials International Business Machines Corporation and Subsidiary Companies	Exhibit 13	5

MANAGEMENT DISCUSSION		NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Overview	6	Basis & Policies
Forward-Looking and Cautionary Statements	7	A	Significant Accounting Policies	48
Management Discussion Snapshot	8	B	Accounting Changes	62
Description of Business	11	Performance & Operations
Year in Review	16	C	Revenue Recognition	63
Prior Year in Review	28	D	Segments	65
Other Information	30	E	Acquisitions & Divestitures	69
Looking Forward	30	F	Other (Income) and Expense	73
Liquidity and Capital Resources	31	G	Taxes	74
Critical Accounting Estimates	34	H	Earnings Per Share	78
Currency Rate Fluctuations	36	Balance Sheet & Liquidity
Market Risk	37	I	Financial Assets & Liabilities	79
Financing	38	J	Inventory	80
		K	Financing Receivables	80
Report of Management	39	L	Property, Plant & Equipment	83
Report of Independent Registered Public Accounting Firm	40	M	Leases	83
		N	Intangible Assets Including Goodwill	86
		O	Borrowings	87
CONSOLIDATED FINANCIAL STATEMENTS		P	Other Liabilities	90
Income Statement	42	Q	Commitments & Contingencies	91
Comprehensive Income	43	R	Equity Activity	93
Balance Sheet	44	Risk Management, Compensation/Benefits & Other
Cash Flows	45	S	Derivative Financial Instruments	95
Equity	46	T	Stock-Based Compensation	100
		U	Retirement-Related Benefits	103
		V	Subsequent Events	116

		Performance Graphs		117
		Stockholder Information		118
		Board of Directors and Senior Leadership		140

6	Management Discussion International Business Machines Corporation and Subsidiary Companies

OVERVIEW
The financial section of the International Business Machines Corporation (IBM or “the company”) 2025 Annual Report includes the Management Discussion, the Consolidated Financial Statements and the Notes to Consolidated Financial Statements. This Overview is designed to provide the reader with some perspective regarding the information contained in the financial section.
Organization of Information
•The Management Discussion is designed to provide readers with an overview of the business and a narrative on our financial results and certain factors that may affect our future prospects from the perspective of management. The “Management Discussion Snapshot” presents an overview of the key performance drivers in 2025.
•Beginning with the “Year in Review,” the Management Discussion contains the results of operations for each reportable segment of the business, a discussion of our financial position and a discussion of cash flows as reflected in the Consolidated Statement of Cash Flows. “Prior Year in Review,” provides a year-to-year comparison of the revenue category performance for the Software and Consulting reportable segments between 2024 and 2023, consistent with the changes described below. Management Discussion also includes: “Looking Forward” and “Liquidity and Capital Resources,” the latter of which includes a description of management’s definition and use of free cash flow.
•The Consolidated Financial Statements provide an overview of income and cash flow performance and financial position.
•The Notes follow the Consolidated Financial Statements. Among other items, the Notes contain our accounting policies, revenue information, acquisitions and divestitures, certain commitments and contingencies and retirement-related plans information.
•In the first quarter of 2025, we made changes to the reported revenue categories within our Software and Consulting reportable segments. These changes did not impact our Consolidated Financial Statements or our reportable segments. The revenue categories are reported on a comparable basis for all periods presented. Refer to note C, "Revenue Recognition," for additional information.
•We reported a benefit from income taxes for the years ended December 31, 2025 and 2024. The 2025 tax benefit was primarily driven by the resolution of certain tax audit matters. The 2024 tax benefit was driven by the tax impact of the pension settlement charges, as described below, and the resolution of certain tax audit matters. Refer to note G, “Taxes,” for additional information.
•In 2024, as a result of the irrevocable transfer to insurers of a portion of the U.S. and non-U.S. defined benefit pension obligations and related plan assets, we recognized pension settlement charges of $3.1 billion ($2.4 billion net of tax). This reduced 2024 diluted earnings per share from continuing operations and consolidated diluted earnings per share by $2.57 and $2.56, respectively. As the charges were non-operating and non-cash, they did not impact our operating (non-GAAP) earnings or cash flow results. Refer to note U, “Retirement-Related Benefits,” for additional information.
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
Operating (non-GAAP) Earnings
In an effort to provide better transparency into the operational results of the business, supplementally, management separates business results into operating and non-operating categories. Operating earnings from continuing operations is a non-GAAP measure that excludes the effects of certain acquisition-related charges and intangible asset amortization, expense resulting from basis differences on equity method investments, retirement-related costs and their related tax impacts. Due to the unique, non-recurring nature of the enactment of the U.S. Tax Cuts and Jobs Act (TCJA or U.S. tax reform), management characterizes the one-time provisional charge recorded in the fourth quarter of 2017, and adjustments to that charge, as non-operating. Adjustments include the tax effect of true-ups, audit adjustments, accounting elections and new regulations, or laws (e.g., H.R. 1 in July of 2025) that impact the TCJA provisions which resulted in the one-time provisional charge. For acquisitions, operating (non-GAAP) earnings exclude the amortization of acquired intangible assets and acquisition-related charges such as in-process research and development, transaction costs, applicable retention, restructuring and related expenses, tax charges related to acquisition integration and pre-closing charges, such as financing costs. These charges are excluded as they may be inconsistent in amount and timing from period to period and are significantly impacted by the size, type and frequency of our acquisitions. Management also characterized as non-operating expense, given its unique and temporary nature, the impact on the foreign exchange derivative contracts entered into prior to the acquisition of StreamSets and webMethods from Software AG, beginning in December 2023, to economically hedge the foreign currency exposure related to the purchase price of this acquisition. These derivative contracts expired by June 28, 2024. All other spending for acquired companies is included in both earnings from continuing operations and in operating (non-GAAP) earnings. For retirement-related costs, management characterizes certain items as operating and others as non-operating, consistent with GAAP. We include defined benefit plan and nonpension postretirement benefit plan service costs, multi-employer plan costs and the cost of defined contribution plans in operating earnings. Non-operating retirement-related costs include defined benefit plan and nonpension postretirement benefit plan amortization of prior service costs, interest cost, expected return on plan assets, amortized actuarial gains/losses, the impacts of any plan curtailments/settlements including the impact of the settlement charges of $3.1 billion ($2.4 billion net of tax) resulting from the transfer to insurers of a portion of U.S. and non-U.S. defined benefit pension obligations and related plan assets in 2024 and pension insolvency costs and other costs. Refer to note U, “Retirement-Related Benefits,” for additional information. Non-operating retirement-related costs are primarily related to changes in pension plan assets and liabilities which are tied to financial market performance, and we consider these costs to be outside of the operational performance of the business.
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
FORWARD-LOOKING AND CAUTIONARY STATEMENTS
Certain statements contained in this Annual Report may constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Any forward-looking statement in this Annual Report speaks only as of the date on which it is made; IBM assumes no obligation to update or revise any such statements except as required by law. Forward-looking statements are based on IBM’s current assumptions regarding future business and financial performance; these statements, by their nature, address matters that are uncertain to different degrees. Forward-looking statements involve a number of risks, uncertainties and other factors that could cause actual results to be materially different, as discussed more fully elsewhere in this Annual Report and in the company’s filings with the Securities and Exchange Commission (SEC), including IBM’s 2025 Form 10-K filed on February 24, 2026.

8	Management Discussion International Business Machines Corporation and Subsidiary Companies
MANAGEMENT DISCUSSION SNAPSHOT

($ and shares in millions except per share amounts)
For year ended December 31:	2025	2024 (1)		Yr.-to-Yr. Percent/Margin Change
Revenue (2)	$67,535	$62,753		7.6%
Gross profit margin	58.2%	56.7%	1.5	pts.
Total expense and other (income)	$28,968	$29,754		(2.6)%
Income from continuing operations before income taxes	$10,328	$5,797		78.2%
Provision for/(benefit from) income taxes from continuing operations (1)	$(242)	$(218)		11.1%
Income from continuing operations (1)	$10,571	$6,015		75.7%
Income from continuing operations margin	15.7%	9.6%	6.1	pts.
Income from discontinued operations, net of tax	$22	$8		162.5%
Net income	$10,593	$6,023		75.9%
Earnings per share from continuing operations–assuming dilution	$11.14	$6.42		73.5%
Consolidated earnings per share–assuming dilution	$11.17	$6.43		73.7%
Weighted-average shares outstanding–assuming dilution	$948.7	$937.2		1.2%
Assets (3)	$151,880	$137,175		10.7%
Liabilities (3)	$119,139	$109,783		8.5%
Equity (3)	$32,740	$27,393		19.5%
(1)Refer to “Organization of Information” on page 6 for additional information.
(2)Year-to-year revenue growth of 6 percent adjusted for currency.
(3)At December 31.
The following table provides the company’s operating (non-GAAP) earnings for 2025 and 2024. Refer to page 27 for additional information.

($ in millions except per share amounts)
For year ended December 31:	2025	2024	Yr.-to-Yr. Percent Change
Net income as reported (1)	$10,593	$6,023	75.9%
Income from discontinued operations, net of tax	22	8	162.5%
Income from continuing operations (1)	$10,571	$6,015	75.7%
Non-operating adjustments (net of tax)
Acquisition-related charges	1,534	1,456	5.4%
Non-operating retirement-related costs/(income) (1)	49	2,668	(98.2)%
U.S. tax reform impacts	(1,161)	(455)	155.2%
Operating (non-GAAP) earnings	$10,993	$9,684	13.5%
Diluted operating (non-GAAP) earnings per share	$11.59	$10.33	12.2%
(1)Refer to “Organization of Information” on page 6 for additional information.

Management Discussion International Business Machines Corporation and Subsidiary Companies	9
Macroeconomic Environment
The strength of our portfolio and the resiliency of our business model underpinned by our software-led hybrid cloud and AI strategy position us well to deliver sustainable and profitable growth. While the current economic and trade environment remains dynamic, we expect technology to continue to drive productivity, resilience, and flexibility - particularly in hybrid cloud, AI, and mission-critical infrastructure. These technologies fundamentally change how businesses scale, compete, and operate and serve as a key source of competitive advantage. This was reflected in our strong performance in 2025. Our disciplined strategy and durable business model enable us to create long-term value for our partners and clients.
For the year ended December 31, 2025, movements in global currencies continued to impact our reported year-to-year revenue and profit. We execute hedging programs which defer, but do not eliminate, the impact of currency. The (gains)/losses from these hedging programs are reflected primarily in other (income) and expense. Refer to “Currency Rate Fluctuations,” for additional information.
Financial Performance Summary
In 2025, we delivered performance above expectations across all key financial metrics, reporting $67.5 billion in revenue, net income from continuing operations of $10.6 billion, and diluted earnings per share from continuing operations of $11.14. On an operating (non-GAAP) basis, we reported earnings of $11.0 billion and diluted earnings per share of $11.59. We generated $13.2 billion in cash from operations and $14.7 billion in free cash flow, and delivered shareholder returns of $6.3 billion in dividends. Our 2025 performance reflects our deep focus on the business fundamentals with continued revenue growth, gross profit margin expansion and strong cash generation, and a balance sheet with financial flexibility to support our business.
Total revenue grew 7.6 percent as reported and 6.1 percent adjusted for currency compared to the prior year. Software revenue delivered growth of 10.6 percent as reported (9.1 percent adjusted for currency), reflecting the strength of our diversified portfolio and the investments we have made in innovation in our organic software and through acquisitions. Consulting revenue increased 1.8 percent as reported (0.4 percent adjusted for currency). Infrastructure revenue increased 12.1 percent as reported (10.4 percent adjusted for currency), reflecting strength in our new IBM z17.
From a geographic perspective, Americas revenue increased 6.6 percent as reported (6.9 percent adjusted for currency). Europe/Middle East/Africa (EMEA) increased 14.2 percent as reported (9.0 percent adjusted for currency). Asia Pacific decreased 0.4 percent as reported (0.7 percent adjusted for currency).
Gross margin of 58.2 percent increased 1.5 points year to year with gross margin expansion driven by portfolio mix and productivity actions. Operating (non-GAAP) gross margin of 59.5 percent increased 1.7 points compared to the prior year due to the same dynamics.
Total expense and other (income) decreased 2.6 percent in 2025 versus the prior year primarily driven by the prior-year pension settlement charges of $3.1 billion and savings from productivity actions; partially offset by our organic and inorganic investments in portfolio innovation, the effects of currency and prior-year gains from the sale of certain QRadar Software-as-a-Service (SaaS) assets and from the divestiture of The Weather Company assets. Total operating (non-GAAP) expense and other (income) increased 9.6 percent year to year, due to our organic and inorganic investments in portfolio innovation, the effects of currency and prior-year gains from the sale of certain QRadar Software-as-a-Service (SaaS) assets and from the divestiture of The Weather Company assets; partially offset by savings from productivity actions.
Pre-tax income from continuing operations of $10.3 billion increased 78.2 percent and pre-tax margin was 15.3 percent, an increase of 6.1 points as compared to 2024. Performance in 2025 was driven by revenue growth, portfolio mix and increased productivity while providing investment flexibility. In addition, our year-to-year performance reflects lower retirement related costs driven by the pension settlement charges in 2024; partially offset by the prior-year gains from the sale of certain QRadar SaaS assets and from the divestiture of The Weather Company assets. The continuing operations effective tax rate for 2025 was (2.3) percent compared to (3.8) percent in 2024. The current-year effective tax rate was primarily driven by the resolution of certain tax audit matters and the effective tax rate for 2024 was driven by the tax impact of the pension settlement charges and the resolution of certain tax audit matters. Net income from continuing operations was $10.6 billion in 2025 compared with $6.0 billion in the prior year and net income from continuing operations margin was 15.7 percent, an increase of 6.1 points year to year.
Operating (non-GAAP) pre-tax income from continuing operations of $12.7 billion increased 13.4 percent year to year and the operating (non-GAAP) pre-tax margin from continuing operations increased 1.0 point to 18.8 percent primarily driven by the same dynamics as described above, excluding the impact from the prior-year pension settlement charges. The operating (non-GAAP) effective tax rate for 2025 was 13.5 percent compared to 13.6 percent in 2024. Operating (non-GAAP) income from continuing operations of $11.0 billion increased 13.5 percent and the operating (non-GAAP) income margin from continuing operations of 16.3 percent was up 0.8 points year to year.

10	Management Discussion International Business Machines Corporation and Subsidiary Companies
Diluted earnings per share from continuing operations was $11.14 in 2025, which included a benefit from income taxes primarily driven by the resolution of certain tax audit matters, compared with $6.42 in 2024, which included an impact from the pension settlement charges. Refer to "Organization of Information" on page 6 for additional information. Operating (non-GAAP) diluted earnings per share of $11.59 increased 12.2 percent versus 2024.
At December 31, 2025, the balance sheet remained strong with financial flexibility to support and invest in the business. Cash and cash equivalents, restricted cash and marketable securities at year end were $14.5 billion, a decrease of $0.3 billion from December 31, 2024 and debt of $61.3 billion at December 31, 2025 increased $6.3 billion. The company continues to make investments in innovation both organically and through acquisitions, including the HashiCorp acquisition in first-quarter 2025.
Total assets increased $14.7 billion ($11.2 billion adjusted for currency) from December 31, 2024 primarily driven by an increase in goodwill and intangible assets mainly related to the HashiCorp acquisition. Total liabilities increased $9.4 billion ($4.9 billion adjusted for currency) from December 31, 2024 primarily driven by an increase in debt. Total equity of $32.7 billion increased $5.3 billion from December 31, 2024, primarily driven by net income and an increase in common stock; partially offset by dividends paid.
During 2025, we generated $13.2 billion in cash from operating activities, compared to $13.4 billion in 2024. While cash used in financing receivables increased $2.7 billion year to year reflecting business growth, including strength from the z17 sales cycle, we had performance-related improvements within net income driving an increase in cash from operating activities. Our free cash flow was $14.7 billion, an increase of $2.0 billion versus the prior year. Refer to pages 31 to 32 for additional information on free cash flow. Net cash used in investing activities of $10.3 billion increased $5.4 billion compared to the prior year primarily driven by cash used for the HashiCorp acquisition. Net cash used in financing activities of $3.8 billion decreased $3.2 billion compared to 2024, primarily driven by debt.

Management Discussion International Business Machines Corporation and Subsidiary Companies	11
DESCRIPTION OF BUSINESS
Please refer to IBM’s Annual Report on Form 10-K filed with the SEC on February 24, 2026, for Item 1A. entitled “Risk Factors.”
IBM is addressing the hybrid cloud and artificial intelligence (AI) opportunity with a platform-centric approach, focused on providing client value through a combination of technology and business expertise. We provide integrated solutions and products that leverage: data, information technology, deep expertise in industries and business processes, with trust and security and a broad ecosystem of partners and alliances. Our hybrid cloud platform and AI technology and services capabilities support clients’ digital transformations and help them engage with their customers and employees in new ways. These solutions draw from an industry-leading portfolio of capabilities in software, consulting services and a deep incumbency in mission-critical systems, all bolstered by one of the world’s leading research organizations.
IBM Strategy
IBM's strategic focus is hybrid cloud and AI, today’s most transformative technologies. As clients transform their businesses with technology, they seek both technology innovation and domain expertise to translate into real business impact. We have shaped our portfolio to focus on delivering leading technology and business expertise to solve those client needs. As a result, IBM has shifted to higher growth areas as we deliver on that strategy with over 75 percent of our business mix in Software and Consulting.
Our strategy aligns with the needs of our clients
Companies are deploying technology across environments where the business runs, with 86 percent of executives using hybrid cloud architectures to deploy AI (IBM IBV). Leading organizations are embracing a hybrid ‘by design’ approach. This allows them to take advantage of hybrid multi-cloud by minimizing cost and complexity which simplifies innovation and operations. IBM Consulting quantified the value of a hybrid 'by design' approach and showed it delivers over three times higher return on investment.
Companies continue to invest in AI and are demanding results to accelerate achieving their business and operating goals. AI, including AI agents, shows tremendous ability to unlock value by augmenting workflows to improve productivity and accelerating innovation. 80% of executives are increasing investments in agentic AI, with spending expected to nearly triple by 2027 (IBM IBV). AI is inherently hybrid as it needs to inference, govern, and manage multiple models, data flows, and applications that run across the hybrid cloud.
Enterprises that successfully embed hybrid cloud and AI technologies in their businesses are poised to scale for growth. AI simplifies the complexity of hybrid cloud environments through visibility, resource optimization, and automation across platforms and processes. Hybrid 'by design' allows enterprises to leverage common platforms and practices. Hybrid cloud and AI are increasingly fundamental to realizing each other's value.
IBM is uniquely equipped to bring to clients the full value of hybrid cloud and AI. We've worked with enterprises for decades on technology and the business outcomes it powers. IBM leverages this unique combination of technology and expertise to strengthen our leadership in hybrid cloud and AI. We are now extending that approach into quantum computing. Our trusted role in supporting clients' core business transactions gives us unparalleled insight into how their businesses run, exemplified by the mission-criticality of IBM Z. Our clients trust us to deliver innovation and expertise, which we amplify through our extensive partner network.
IBM’s differentiated portfolio value
IBM is strategically positioned to help clients unlock their next chapter of technology-led business growth. It will be built across hybrid multi-cloud and leverage AI. With our portfolio of technology and consulting capabilities, we uniquely help deliver that growth. In quantum, we are already seeing early commercial results with clients.
IBM Software develops market-leading technology that delivers innovation and productivity with capabilities that enable end-to-end enterprise use cases, client usage, consumption, and expansion. We deliver this value in four major areas. Hybrid Cloud (Red Hat), built on open-source technologies, unifies on-prem, public clouds, private clouds, and edge computing to scale applications and AI. Data, underpinned by watsonx with built-in governance and compliance, enables clients to use their data in real time and embed enterprise-ready AI into applications and business processes. Automation, including the FinOps portfolio with Apptio, helps clients drive transparency, value, and cost reduction in technology. Capabilities such as HashiCorp Terraform allow clients to operate and automate IT to build, deploy and manage hybrid applications and infrastructure. Transaction Processing powers IBM Z to deliver unmatched resiliency, scalability, security, availability and real-time fraud detection for our clients' mission-critical workloads. Clients can use AI and AI agents directly on IBM Z to simplify operations. All capabilities support hybrid cloud deployment with security and AI embedded throughout. This software portfolio drives demand for consulting and helps clients build hybrid environments on our infrastructure.
IBM Consulting provides Strategy & Technology services and Intelligent Operations services that help clients achieve their most important business goals – including how to be more productive, accelerate growth, strengthen resilience, and drive innovation. We deliver deep domain and industry capabilities to deploy hybrid cloud and AI with platforms from IBM and our strategic partners, including Adobe, AWS, Microsoft, Oracle, Palo Alto Networks, Salesforce, SAP and others. Our clients rely on us to use these

12	Management Discussion International Business Machines Corporation and Subsidiary Companies
technologies to modernize their IT, orchestrate their data, and secure their portfolios to realize AI-driven efficiency and growth. We continually advance IBM Consulting Advantage, our AI delivery platform, embedding it into how our consultants work to accelerate speed and value to clients. These capabilities combined with IBM technology uniquely differentiate us in the market.
IBM Infrastructure enables hybrid cloud environments for mission-critical transactions and AI workloads while maintaining the highest security and availability. The business is anchored by IBM Z, which excels at delivering transaction processing capabilities, with mainframes handling 70% of the world's transactional workflows (IBM IBV). We deliver innovations across IBM Z and our software portfolio that are purpose-built for hybrid architectures, infused with AI for real-time insights and deliver unmatched throughput, availability, and security. Our distributed infrastructure offerings, including Power and Storage, accelerate clients' digital transformations while our Infrastructure Support delivers lifecycle services enhanced with AI to optimize hybrid cloud environments.
IBM invests in research to lead the next era of computing in two transformative paradigms, AI and quantum computing. In 2025, we accelerated enterprise AI leadership by embedding agentic capabilities into IBM products. We also evolved the Granite model family into specialized, open models optimized for performance and cost. We enhanced Red Hat's AI platform with state-of-the-art inference to scale AI deployment across hybrid environments. In quantum computing, we reached pivotal milestones toward delivering quantum advantage in 2026 and fault tolerance by 2029. Together, these advances integrate hardware, architecture, and algorithms into a coherent strategy for building scalable quantum systems. Our semiconductor research with our new Spyre AI accelerator powers the AI capabilities of z17 and Power11 systems. Our Mathematics of Computation initiative advances the math underlying AI, quantum, and their convergence to unlock transformational capabilities in optimization, learning, and modeling.
In addition to organic innovation, we accelerate our strategy and client value with inorganic investments. Areas of focus include hybrid cloud, data, and AI technology along with strategic consulting capabilities. In 2025, IBM closed multiple deals, including HashiCorp to seamlessly scale hybrid cloud infrastructure automation, and DataStax to enhance our AI capabilities around unstructured data. We announced our intention to acquire Confluent, addressing customer needs to scale real-time, high-volume and distributed event streaming with low latency and reduced cost.
Collaborating to create value with clients and ecosystem partners
IBM has deep relationships and a track record of results with the world’s largest companies. We continue to invest in strengthening these relationships and accelerating their business innovations. In addition, we are extending our reach to bring our latest technology to a broader set of clients where we have proven adoption. We engage clients where they are and invest in our ecosystem so clients can choose how they access and deploy our technology. For example, service partners act as advisors to our clients, helping them select and implement our technology. Independent software vendors embed our leading AI and hybrid‑cloud capabilities into their solutions, enabling them to deliver cutting‑edge technologies that run wherever their customers choose. To ensure our technology is complementary to clients’ existing IT environments, we jointly invest in long-term relationships with strategic partners including Adobe, AWS, Microsoft, Oracle, Palo Alto Networks, Salesforce, SAP, and ServiceNow. Finally, to expand client choice and speed in using AI, we strengthened our AI ecosystem through partnerships with NVIDIA, Anthropic, Groq, and AMD.
The market’s accelerating demand for hybrid cloud and AI technologies underscores that they are fundamental to driving enterprise performance. Our hybrid cloud and AI strategy brings differentiated outcomes for clients and IBM is built to deliver and expand this value.
Business Segments and Capabilities
IBM operates in more than 175 countries around the world. Our platform-centric hybrid cloud and AI strategy is executed through our operations and consists of four business segments: Software, Consulting, Infrastructure and Financing.
Software
Software brings together hybrid cloud platform and software solutions to help clients predict, automate, and modernize their environments. It includes all software, except operating system software reported in the Infrastructure segment.
Software comprises four business areas – Hybrid Cloud, Automation, Data, and Transaction Processing, which have the following capabilities:
Hybrid Cloud (Red Hat): provides enterprise open-source solutions, for hybrid, multi-cloud environments, which includes Red Hat Enterprise Linux (RHEL), OpenShift, Ansible, and Red Hat AI.
Automation: optimizes processes from business workflows to IT operations with AI-powered automation. Automation includes application development and integration, infrastructure lifecycle management including HashiCorp, network management, security software for identity access management and threat management, observability, FinOps, IT financial management, and asset lifecycle management.

Management Discussion International Business Machines Corporation and Subsidiary Companies	13
Data: unlocks the value of AI with greater speed, reliability and efficiency by leveraging trusted enterprise data. The portfolio includes AI assistants and agents, AI tools and governance, databases, data intelligence, data integration, and data security.
Transaction Processing: supports clients’ mission-critical, on-premise workloads in industries such as banking, airlines and retail. This includes transaction processing software such as Customer Information Control System and storage software, analytics and integration software running on IBM operating systems, AI assistants for IBM Z, and security software for IBM Z.
Consulting
Consulting provides deep domain, technical, and industry expertise with market-leading capabilities in business transformation, technology implementation and managed services. Consulting designs, builds and operates technology and business processes based on open, hybrid cloud architectures, leveraging data, generative AI, and automation to drive efficiency and scale. Through IBM technology and ecosystem partnership solutions, we help clients modernize applications and embed and operationalize AI into workflows at scale to achieve measurable return on investment. Our IBM Consulting Advantage platform and Garage method enable co-creation with clients, deploying digital assets and AI-powered solutions that accelerate transformation.
Consulting comprises two business areas – Strategy and Technology and Intelligent Operations, which have the following capabilities:
Strategy and Technology: helps clients accelerate transformation. Provides advice on strategies to drive growth and efficiency, re-design and implement complex end-to-end business processes and applications, and build and modernize applications and data on hybrid cloud. By leveraging IBM technology — including Red Hat — and an ecosystem of partners we enable clients to drive innovation and achieve business outcomes.
Intelligent Operations: helps clients run their operations more efficiently. Operates application workflows and business processes, manages applications, data, AI, and hybrid cloud workloads, and integrates security solutions to reduce risk and prevent threats. By leveraging AI-powered solutions, we deliver faster, more efficient outcomes that help clients scale and innovate securely.
Infrastructure
Infrastructure provides trusted and secure solutions for hybrid cloud and is optimized for infusing AI into mission-critical transactions.
Infrastructure comprises two business areas – Hybrid Infrastructure and Infrastructure Support, which have the following capabilities:
Hybrid Infrastructure: provides clients with innovative infrastructure platforms designed to meet the evolving demands of hybrid multi-cloud environments and enterprise-scale AI workloads leveraging flexible and as-a-service consumption models. Hybrid Infrastructure includes IBM Z and Distributed Infrastructure.
IBM Z: the premier transaction processing platform with leading security, resilience and scale, highly optimized for mission-critical, high-volume transaction workloads and enabled for enterprise AI and hybrid cloud. Powered by the IBM Telum processor — which delivers integrated, real-time inferencing and advanced security features — the platform supports emerging generative and multi-model AI workloads. The portfolio includes IBM Z and LinuxONE systems, designed to meet enterprise requirements for capacity, security and performance, across z/OS, a security-rich, high-performance enterprise operating system, as well as Linux and other operating systems.
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
Financing
Financing facilitates IBM clients’ acquisition of hardware, software and services through its financing solutions. As a captive financier, the financing arrangements are predominantly for IBM products or services that are critical to the end users’ business operations and support IBM’s hybrid cloud and AI strategy.
Financing comprises the following two business areas - Client Financing and Commercial Financing:

14	Management Discussion International Business Machines Corporation and Subsidiary Companies
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

Management Discussion International Business Machines Corporation and Subsidiary Companies	15
Human Capital
The table below presents the company's employees and related workforce at December 31, 2025.

(In thousands)
For the year ended December 31:	2025
IBM/wholly owned subsidiaries	264.3
Less-than-wholly owned subsidiaries	8.7
Complementary (1)	13.8
(1)The complementary workforce is an approximation of equivalent full-time employees hired under temporary, part-time and limited-term employment arrangements to meet specific business needs in a flexible and cost-effective manner.
Our highly skilled global workforce leverages expertise in AI and hybrid cloud to drive clients' digital transformations and mission-critical operations. Our employees are among the world’s leading experts in hybrid cloud, AI, quantum computing, cybersecurity, and industry-specific solutions, reflecting our commitment to innovation and talent as key drivers of success.
At IBM, we’re committed to attracting, developing and retaining top talent in a dynamic and competitive environment. We ground this commitment in an inclusive workplace that fuels business growth, sustainable business outcomes and differentiated value to our clients. Our employee value proposition combines competitive compensation and career opportunities to develop and deliver innovative technologies that transform businesses worldwide. Our value proposition and talent strategy are designed to retain our talented professionals.
We are continuously transforming and developing our talent through a combination of skill-based hiring and advanced learning to build an AI-first enterprise. In 2025, we focused on adding skills in key areas such as consulting and technical expertise, while also scaling our capacity in strategically important markets and workflows. We’re committed to upskilling and reskilling our workforce, with a strong emphasis on AI skilling, and our digital learning and career platforms are designed to provide employees with the resources they need to build strategic skills and advance their careers. We believe that sharing candid feedback is essential to helping our employees develop their skills and elevate their performance, which is critical to our ability to transform and evolve. We strive to help all employees build new capabilities and create career mobility along their professional journeys.
We are committed to pay alignment and transparency that complies fully with all antidiscrimination laws, fostering an environment of fair and competitive pay without regard to gender, race, or other personal characteristics protected by law. Statistical pay alignment assessments are conducted across all countries with IBM employees, reinforcing our dedication to our longstanding fair pay practices.
Employee engagement is a key indicator of employee well-being and dedication to our mission, purpose and values. We conduct an annual engagement survey to assess the health of our growth culture and employee sentiment. In 2025, over 200,000 employees globally participated in the survey, providing valuable insights that we are using to enhance the employee experience, transform our culture, and improve our interactions with clients and partners. Consistent with prior years, more than eight out of ten employees who participated in the survey responded that they felt engaged at work. In addition, nearly nine out of ten participants reported feeling empowered to be their authentic selves at work.
IBM maintains a comprehensive Health & Safety Management System designed to provide a safe work environment and minimize work-related injuries and illnesses. The company offers global programs supporting physical, mental, and financial well-being, including confidential 24/7 mental health resources through employee assistance programs. These inclusive programs are tailored to meet the needs of a global workforce. Additional initiatives include resilience and ergonomics training and digital tools that promote healthy habits.

16	Management Discussion International Business Machines Corporation and Subsidiary Companies
YEAR IN REVIEW
Results of Continuing Operations
Segment Details
As discussed in the “Organization of Information” section, in the first quarter of 2025, we made changes to the reported revenue categories within our Software and Consulting reportable segments. IBM's Software segment reports revenue and year-to-year revenue percent change for Hybrid Cloud (Red Hat), Automation, Data, and Transaction Processing. The Software segment no longer reports Hybrid Platform & Solutions or Security revenue categories. IBM's Consulting segment reports revenue and year-to-year revenue percent change for Strategy and Technology and Intelligent Operations. These changes did not impact our Consolidated Financial Statements or our reportable segments.
The following table presents each reportable segment’s revenue and gross margin results, followed by an analysis of the 2025 versus 2024 reportable segment results. The reported revenue categories within our Software and Consulting reportable segments are reported on a comparable basis for all years.

($ in millions)
For the year ended December 31:	2025	2024	Yr.-to-Yr. Percent/ Margin Change		Yr.-to-Yr. Percent Change Adjusted for Currency
Revenue
Software	$29,962	$27,085	10.6%		9.1%
Gross margin	83.5%	83.7%	(0.2)	pts.
Consulting	21,055	20,692	1.8%		0.4%
Gross margin	28.1%	27.0%	1.1	pts.
Infrastructure	15,718	14,020	12.1%		10.4%
Gross margin	58.6%	55.8%	2.9	pts.
Financing	737	713	3.3%		2.5%
Gross margin	45.3%	47.9%	(2.6)	pts.
Other (1)	63	243	(74.0)%		(77.5)%
Gross margin	NM	(352.8)%	NM
Total revenue	$67,535	$62,753	7.6%		6.1%
Total gross profit	$39,297	$35,551	10.5%
Total gross margin	58.2%	56.7%	1.5	pts.
Non-operating adjustments
Amortization of acquired intangible assets	888	724	22.6%
Operating (non-GAAP) gross profit	$40,184	$36,275	10.8%
Operating (non-GAAP) gross margin	59.5%	57.8%	1.7	pts.
(1)Includes reductions in revenue for estimated residual value less related unearned income on sales-type leases, which reflects the z17 launch in June 2025. Refer to note A, "Significant Accounting Policies," for additional information.
NM–Not meaningful
Software

($ in millions)
For the year ended December 31:	2025	2024 (1)	Yr.-to-Yr. Percent Change	Yr.-to-Yr. Percent Change Adjusted for Currency
Software revenue	$29,962	$27,085	10.6%	9.1%
Hybrid Cloud	$7,327	$6,490	12.9%	11.7%
Automation	7,733	6,558	17.9	16.5
Data	6,299	5,629	11.9	10.6
Transaction Processing	8,603	8,408	2.3	0.4
(1)Recast to reflect January 2025 changes to the reported revenue categories.
Software revenue of $29,962 million increased 10.6 percent as reported (9.1 percent adjusted for currency) in 2025 compared to 2024, with double-digit growth in Hybrid Cloud, Automation and Data. This revenue performance reflects the strength of our diversified portfolio and the investments we have made to drive innovation in our organic software and through acquisitions.

Management Discussion International Business Machines Corporation and Subsidiary Companies	17
Revenue performance by line of business in 2025 compared to 2024 was as follows:
Hybrid Cloud (Red Hat) revenue increased 12.9 percent as reported (11.7 percent adjusted for currency) in 2025, as demand for our hybrid cloud solutions remained strong. OpenShift annual recurring revenue at year-end 2025 was $1.9 billion, which increased greater than 30 percent year over year. Automation revenue increased 17.9 percent as reported (16.5 percent adjusted for currency), which includes the contribution from our HashiCorp acquisition. This performance also reflects client demand as they focus on optimizing operations, automating their infrastructure and workflows, building resiliency, and driving cost efficiency across their enterprise. Data revenue increased 11.9 percent as reported (10.6 percent adjusted for currency), reflecting the demand for our portfolio of generative AI products, and strong performance with our established strategic partners, who enable clients to power AI innovation and mission-critical workloads. Transaction Processing revenue increased 2.3 percent as reported (0.4 percent adjusted for currency), reflecting the benefit from our launch of IBM z17 in June 2025 and the strategic importance of this mission-critical software.
Across Software, our annual recurring revenue (ARR) was $23.6 billion at year end 2025, which increased approximately $2 billion compared to year end 2024. ARR is a key performance metric management uses to assess the health and growth trajectory of our Software segment, and is calculated by using the current quarter’s recurring revenue and then multiplying that value by four. In the first quarter of 2025, the ARR calculation was updated to include all recurring revenue within the Software segment, and the comparison to 2024 ARR is on the same basis. This value includes the following consumption models: (1) software subscription agreements, including committed term licenses, (2) as-a-service arrangements such as SaaS and PaaS, and (3) maintenance and support contracts. ARR should be viewed independently of software revenue as this performance metric and its inputs may not represent revenue that will be recognized in future periods.

($ in millions)
For the year ended December 31:	2025	2024	Yr.-to-Yr. Percent/ Margin Change
Software
Gross profit	$25,011	$22,658	10.4%
Gross profit margin	83.5%	83.7%	(0.2)	pts.
Segment profit	$9,920	$8,684	14.2%
Segment profit margin	33.1%	32.1%	1.0	pts.
Software gross profit margin of 83.5 percent in 2025 decreased 0.2 points compared to the prior year. Segment profit of $9,920 million increased 14.2 percent and segment profit margin of 33.1 percent increased 1.0 points compared to the prior year. The year-to-year increases in segment profit and profit margin were driven by revenue growth and reflect the benefits of the productivity actions we have taken, partially offset by our organic and inorganic investments in portfolio innovation.
Consulting

($ in millions)
For the year ended December 31:	2025	2024 (1)	Yr.-to-Yr. Percent Change	Yr.-to-Yr. Percent Change Adjusted for Currency
Consulting revenue	$21,055	$20,692	1.8%	0.4%
Strategy and Technology	$11,537	$11,488	0.4%	(1.0)%
Intelligent Operations	9,518	9,204	3.4	2.2
(1)Recast to reflect January 2025 changes to the reported revenue categories.
Consulting revenue of $21,055 million increased 1.8 percent as reported (0.4 percent adjusted for currency) in 2025 compared to 2024. Strategy and Technology revenue increased 0.4 percent as reported, but decreased 1.0 percent adjusted for currency. Intelligent Operations increased 3.4 percent as reported and 2.2 percent adjusted for currency. Consulting inflected back to growth in the second half of 2025 driven by our clients' demand for key offerings, including business application transformation, application migration and modernization, application operations, and cybersecurity, as clients prioritize cost efficiency while continuing to invest in AI-enabled transformation. In addition, we are expanding our impact through Client Zero, applying our own practical experience with generative AI, combined with our domain expertise, to help clients drive productivity and efficiency and operationalize AI at scale.

18	Management Discussion International Business Machines Corporation and Subsidiary Companies

($ in millions)
For the year ended December 31:	2025	2024	Yr.-to-Yr. Percent/ Margin Change
Consulting
Gross profit	$5,921	$5,589	5.9%
Gross profit margin	28.1%	27.0%	1.1	pts.
Segment profit	$2,464	$2,054	20.0%
Segment profit margin	11.7%	9.9%	1.8	pts.
Consulting gross profit margin increased 1.1 points to 28.1 percent compared to the prior year. Segment profit of $2,464 million increased 20.0 percent and segment profit margin increased 1.8 points to 11.7 percent compared to the prior year. The gross profit, segment profit and profit margin performance in 2025 reflect the benefits from the productivity actions we have taken, partially offset by our strategic investments in acquisitions and innovation.
Consulting Signings, Book-to-Bill, and Backlog

($ in millions)
For the year ended December 31:	2025	2024	Yr.-to-Yr. Percent Change	Yr.-to-Yr. Percent Change Adjusted for Currency
Total signings	$21,757	$25,103	(13.3)%	(14.7)%
Consulting signings decreased 13.3 percent as reported and 14.7 percent adjusted for currency in 2025, compared to our strong performance in signings in 2024. The mix of signings continued to improve as we exited 2025, with a greater share of strategic wins from both new clients and expanded engagements with existing clients. Our book-to-bill ratio over the trailing twelve months was 1.03. Book-to-bill represents the ratio of IBM Consulting signings to its revenue over the same period and is a useful indicator of the demand for our business over time. Backlog at year end 2025 was $31.9 billion, an increase of approximately $0.5 billion compared to year end 2024.
Signings are management’s initial estimate of the value of a client’s commitment under a services contract. The calculation used by management involves estimates and judgments to gauge the extent of a client’s commitment, including the type and duration of the agreement and the presence of termination charges or wind-down costs. Backlog reflects the estimated remaining value of overall work to be recognized as revenue under services contracts, and it is calculated as the total reported signings less already recognized revenue and less any backlog adjustments.
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
Management believes the estimated values of signings and backlog provide an indication of our forward-looking revenue, which are used by management as tools to monitor the performance of the business and are viewed as useful decision-making information for investors. There are no third-party standards or requirements governing the calculation of these measurements. The conversion of signings and backlog into revenue may vary based on the types of services and solutions, contract duration, customer decisions, and other factors, which may include, but are not limited to, the macroeconomic environment or external events.

Management Discussion International Business Machines Corporation and Subsidiary Companies	19
Infrastructure

($ in millions)
For the year ended December 31:	2025	2024	Yr.-to-Yr. Percent Change	Yr.-to-Yr. Percent Change Adjusted for Currency
Infrastructure revenue	$15,718	$14,020	12.1%	10.4%
Hybrid Infrastructure	$10,618	$8,913	19.1%	16.9%
IBM Z			51.7	48.4
Distributed Infrastructure			(1.8)	(3.4)
Infrastructure Support	5,100	5,107	(0.1)	(1.0)
Infrastructure revenue of $15,718 million increased 12.1 percent as reported (10.4 percent adjusted for currency) as compared to the prior year, driven by Hybrid Infrastructure reflecting the strength of our IBM z17 program which was launched in June 2025.
Hybrid Infrastructure revenue of $10,618 million increased 19.1 percent as reported (16.9 percent adjusted for currency) as compared to the prior year. Within Hybrid Infrastructure, IBM Z revenue increased 51.7 percent as reported (48.4 percent adjusted for currency), reflecting the strong performance of z17. Clients are investing in z17 for its differentiated capabilities, real-time AI inferencing, quantum-safe security, and AI-driven operational efficiency which are critical when modernizing mission-critical workloads and data intensive environments. IBM Z continues to be the backbone of enterprise IT, enabling clients to integrate seamlessly with hybrid cloud while unlocking new levels of resiliency, scalability, and performance. The current performance from the z17 program has outpaced prior product cycles, reflecting how IBM Z remains an enduring platform with its innovative capabilities around AI workloads and hybrid cloud architecture. Revenue performance in both Distributed Infrastructure and Infrastructure Support reflect product cycle dynamics. Within Distributed Infrastructure, Power improved revenue performance in the second half of the year driven by the launch of the next-generation Power11 platform.

($ in millions)
For the year ended December 31:	2025	2024	Yr.-to-Yr. Percent/ Margin Change
Infrastructure
Gross profit	$9,216	$7,819	17.9%
Gross profit margin	58.6%	55.8%	2.9	pts.
Segment profit	$3,458	$2,450	41.2%
Segment profit margin	22.0%	17.5%	4.5	pts.
Infrastructure gross profit margin increased 2.9 points to 58.6 percent in 2025 compared to the prior year. Segment profit of $3,458 million increased 41.2 percent and segment profit margin increased 4.5 points to 22.0 percent in 2025 compared to 2024. Infrastructure gross profit, segment profit and margin expansion in 2025 were primarily driven by the productivity actions we have taken and the growth and mix of revenue, partially offset by our investments in product innovation.
Financing
Refer to page 38 for a discussion of Financing’s segment results.

20	Management Discussion International Business Machines Corporation and Subsidiary Companies
Geographic Revenue
In addition to the revenue presentation by reportable segment, we also measure revenue performance on a geographic basis.

($ in millions)
For the year ended December 31:	2025	2024	Yr.-to-Yr. Percent Change	Yr.-to-Yr. Percent Change Adjusted for Currency
Total revenue	$67,535	$62,753	7.6%	6.1%
Americas	$33,342	$31,266	6.6%	6.9%
Europe/Middle East/Africa	22,189	19,429	14.2	9.0
Asia Pacific	12,004	12,058	(0.4)	(0.7)
Geographic revenue performance for 2025 as compared to 2024:
Americas revenue increased 6.6 percent as reported and 6.9 percent adjusted for currency. The U.S. increased 6.9 percent. Canada increased 6.9 percent as reported and 8.3 percent adjusted for currency. Latin America increased 6.1 percent as reported and 7.6 percent adjusted for currency, with an increase in Brazil of 6.8 percent as reported and 9.2 percent adjusted for currency.
EMEA revenue increased 14.2 percent as reported and 9.0 percent adjusted for currency. France, the UK and Italy increased 25.1 percent, 20.7 percent and 18.5 percent, respectively, as reported, and 19.0 percent, 16.9 percent and 12.5 percent, respectively, adjusted for currency. Germany increased 3.8 percent as reported, but decreased 1.3 percent adjusted for currency.
Asia Pacific revenue decreased 0.4 percent as reported and 0.7 percent adjusted for currency. Japan revenue increased 0.3 percent as reported, but decreased 1.0 percent adjusted for currency. Australia and India increased 4.6 percent and 3.5 percent, respectively, as reported, and 6.4 percent and 7.9 percent, respectively, adjusted for currency.
Total Expense and Other (Income)

($ in millions)
For the year ended December 31:	2025	2024	Yr.-to-Yr. Percent/ Margin Change
Total expense and other (income) (1) (2)	$28,968	$29,754	(2.6)%
Non-operating adjustments
Amortization of acquired intangible assets	(1,279)	(1,107)	15.5
Acquisition-related charges	(154)	(122)	25.6
Non-operating retirement-related (costs)/income (2)	(65)	(3,457)	(98.1)
Operating (non-GAAP) expense and other (income) (1)	$27,472	$25,068	9.6%
Total expense-to-revenue ratio	42.9%	47.4%	(4.5)	pts.
Operating (non-GAAP) expense-to-revenue ratio	40.7%	39.9%	0.7	pts.
(1)2024 includes income from pre-tax gains of $611 million primarily related to the divestiture of The Weather Company assets and the sale of certain QRadar SaaS assets. Refer to note E, “Acquisitions & Divestitures,” for additional information.
(2)Refer to “Organization of Information” on page 6 for additional information.
Our expense dynamics in 2025 reflect our continued investment to execute our hybrid cloud and AI strategy. We remain focused on our productivity initiatives as we digitally transform our business processes and scale AI within IBM. This includes simplifying our application and infrastructure environments, aligning our teams by workflow and enabling a higher value-add workforce through automation and AI-driven efficiencies. These productivity initiatives allowed for continued investments to drive innovation in our portfolio.
Total expense and other (income) decreased 2.6 percent in 2025 versus the prior year primarily driven by the prior-year pension settlement charges of $3.1 billion and savings from our productivity actions; partially offset by our organic and inorganic investments in portfolio innovation, the effects of currency and lower gains from divestitures and asset sales.
Total operating (non-GAAP) expense and other (income) increased 9.6 percent year to year, due to higher spending reflecting our organic and inorganic investments in portfolio innovation, the effects of currency and lower gains from divestitures and asset sales; partially offset by savings from our productive actions.

Management Discussion International Business Machines Corporation and Subsidiary Companies	21
For additional information regarding total expense and other (income) for both expense presentations, refer to the following analyses by category.
Selling, General and Administrative Expense

($ in millions)
For the year ended December 31:	2025	2024	Yr.-to-Yr. Percent Change
Selling, general and administrative expense
Selling, general and administrative–other	$16,108	$16,047	0.4%
Advertising and promotional expense	1,129	1,173	(3.7)
Workforce rebalancing charges	670	696	(3.7)
Amortization of acquired intangible assets	1,279	1,105	15.8
Stock-based compensation (1)	904	690	31.0
Provision for/(benefit from) expected credit loss expense	33	(21)	NM
Total selling, general and administrative expense	$20,123	$19,688	2.2%
Non-operating adjustments
Amortization of acquired intangible assets	(1,279)	(1,105)	15.8
Acquisition-related charges (1)	(138)	(55)	152.9
Operating (non-GAAP) selling, general and administrative expense	$18,706	$18,529	1.0%
(1) 2025 includes awards in connection with acquisitions of $85 million, which includes a non-operating adjustment in acquisition-related charges of $31 million. Refer to “Stock-Based Compensation” on page 23 for additional information.
NM–Not meaningful
Total selling, general and administrative (SG&A) expense increased 2.2 percent in 2025 versus 2024, driven primarily by the following factors:
•Higher operating expenses from acquired businesses, as a result of our continued investment to drive our hybrid cloud and AI strategy (4 points); and
•Higher amortization of acquired intangible assets and acquisition-related charges (1 point); and
•The effects of currency (1 point); partially offset by
•Benefits from productivity and the actions taken to transform our operations (4 points).
Operating (non-GAAP) SG&A expense increased 1.0 percent year to year primarily driven by the same factors above, excluding the higher amortization of acquired intangible assets and acquisition-related charges.
Expected credit loss expense was a provision of $33 million in 2025 as compared to a benefit of $21 million in 2024. The year-to-year change was primarily driven by higher unallocated reserve requirements in the current year as a result of the current economic conditions. Refer to “Receivables and Allowances” section on page 25 for additional information.

22	Management Discussion International Business Machines Corporation and Subsidiary Companies
Research and Development

($ in millions)
For the year ended December 31:	2025	2024	Yr.-to-Yr. Percent Change
Total research and development expense	$8,316	$7,479	11.2%
Non-operating adjustments
Acquisition-related charges	(4)	—	NM
Operating (non-GAAP) research and development expense	$8,312	$7,479	11.1%
NM–Not meaningful
Research and development (R&D) expense and operating (non-GAAP) R&D expense increased 11.2 percent and 11.1 percent, respectively, in 2025 compared to 2024, primarily driven by investments to drive innovation in AI, hybrid cloud and quantum and higher operating expenses from acquired businesses.
Intellectual Property and Custom Development Income

($ in millions)
For the year ended December 31:	2025	2024	Yr.-to-Yr. Percent Change
Intellectual property income (1)	$265	$329	(19.3)%
Custom development income	699	667	4.7
Total	$964	$996	(3.2)%
(1)Includes licensing, royalty-based fees and sales.
Total Intellectual Property and Custom Development Income decreased 3.2 percent in 2025 compared to 2024. The timing and amount of licensing, sales or other transfers of IP may vary significantly from period to period depending upon the timing of licensing agreements, economic conditions, industry consolidation and the timing of new patents and know-how development.
Other (Income) and Expense

($ in millions)
For the year ended December 31:	2025	2024	Yr.-to-Yr. Percent Change
Other (income) and expense
(Gains)/losses on foreign currency transactions	$993	$(458)	NM
(Gains)/losses on derivative instruments (1)	(641)	515	NM
Interest income	(645)	(747)	(13.7)
Net (gains)/losses from securities and investment assets	7	(20)	NM
Retirement-related costs/(income)	65	3,457	(98.1)
Other	(221)	(877)	(74.8)
Total other (income) and expense	$(442)	$1,871	NM
Non-operating adjustments
Amortization of acquired intangible assets	$—	$(2)	(100.0)
Acquisition-related charges (1)	(11)	(68)	(83.5)
Non-operating retirement-related (costs)/income	(65)	(3,457)	(98.1)
Operating (non-GAAP) other (income) and expense	$(518)	$(1,656)	(68.7)%
(1)2024 includes the realized loss recognized on foreign exchange derivative contracts entered into by the company prior to the acquisition of StreamSets and webMethods from Software AG. Refer to note S, “Derivative Financial Instruments,” for additional information.
NM–Not meaningful

Management Discussion International Business Machines Corporation and Subsidiary Companies	23
Total other (income) and expense was $442 million of income in 2025 compared to expense of $1,871 million in 2024. The year-to-year change was primarily driven by:
•Lower non-operating retirement-related cost of $3,393 million primarily driven by the impact of the pension settlement charges of $3.1 billion in 2024. Refer to note U, “Retirement-Related Benefits,” for additional information; partially offset by
•Prior-year gains of $611 million primarily related to the divestiture of The Weather Company assets and the sale of certain QRadar SaaS assets (both included in “Other” in the table above). Refer to note E, “Acquisitions & Divestitures,” for additional information; and
•Higher net exchange losses of $295 million.
Operating (non-GAAP) other (income) and expense was income of $518 million in 2025 and decreased $1,138 million compared to the prior year. The year-to-year change was primarily driven by the prior-year gain recognized from the sale of certain QRadar SaaS assets, the prior-year gain on the divestiture of The Weather Company assets and higher net exchange losses.
Interest Expense

($ in millions)
For the year ended December 31:	2025	2024	Yr.-to-Yr. Percent Change
Total interest expense	$1,935	$1,712	13.1%
Interest expense of $1,935 million in 2025 increased $223 million compared to 2024, driven by higher average interest rates and debt balances. In addition, when external borrowings support the Financing business, interest expense is presented in cost of financing on the Consolidated Income Statement. Interest reported in cost of financing in 2025 was $2,301 million, a year-to-year increase of $253 million.
Stock-Based Compensation
Pre-tax stock-based compensation cost of $1,715 million increased $404 million compared to 2024. This was primarily due to increases from restricted stock units ($289 million) and performance share units ($75 million). The increases were primarily driven by stock-based compensation awards granted as part of our annual cycles for executives and other employees and the issuance and assumption of stock-based compensation awards in connection with the HashiCorp acquisition. The year-to-year change in stock-based compensation cost was reflected in the following categories: Cost: $269 million, up $46 million; SG&A expense: $904 million, up $214 million; and R&D expense: $542 million, up $144 million.
Retirement-Related Plans
The following table provides the total pre-tax cost for all retirement-related plans. Total operating costs/(income) are included in the Consolidated Income Statement within the caption (e.g., Cost, SG&A, R&D) relating to the job function of the plan participants.

($ in millions)
For the year ended December 31:	2025	2024	Yr.-to-Yr. Percent Change
Retirement-related plans–cost
Service cost	$530	$568	(6.7)%
Multi-employer plans	13	13	2.1
Cost of defined contribution plans	461	440	4.7
Total operating costs/(income)	$1,004	$1,021	(1.7)%
Interest cost	$1,974	$2,135	(7.6)%
Expected return on plan assets	(2,540)	(2,800)	(9.3)
Recognized actuarial losses	624	967	(35.4)
Amortization of prior service costs/(credits)	(7)	(7)	(2.8)
Curtailments/settlements (1)	9	3,159	NM
Other costs	5	3	42.1
Total non-operating costs/(income) (1)	$65	$3,457	NM
Total retirement-related plans–cost (1)	$1,068	$4,478	(76.1)%
(1)2024 includes pension settlement charges of $3.1 billion. Refer to note U, “Retirement-Related Benefits,” for additional information.
NM–Not meaningful

24	Management Discussion International Business Machines Corporation and Subsidiary Companies
Total pre-tax retirement-related plan cost decreased by $3,410 million compared to 2024, due to a decrease in curtailments/settlements ($3,151 million) primarily driven by the pension settlement charges in 2024, lower recognized actuarial losses ($342 million), lower interest costs ($161 million) and lower service cost ($38 million); partially offset by lower expected returns on plan assets ($260 million) and higher cost of defined contribution plans ($21 million ).
As discussed in the “Operating (non-GAAP) Earnings” section, we characterize certain retirement-related costs as operating and others as non-operating. Utilizing this characterization, operating retirement-related costs in 2025 were $1,004 million, a decrease of $17 million compared to 2024, primarily driven by lower service cost ($38 million); partially offset by higher cost of defined contribution plans ($21 million). Non-operating costs were $65 million in 2025, a decrease of $3,393 million compared to 2024. The year-to-year change in non-operating costs was driven primarily by the pension settlement charges in the prior year, lower recognized actuarial losses and lower interest cost; partially offset by lower expected return on plan assets. Refer to note U, “Retirement-Related Benefits,” for additional information.
Income Taxes
The continuing operations effective tax rate for 2025 was (2.3) percent compared to (3.8) percent in 2024. The current-year effective tax rate was primarily driven by the resolution of certain tax audit matters and the effective tax rate for 2024 was driven by the tax impact of the pension settlement charges and the resolution of certain tax audit matters. The operating (non-GAAP) effective tax rate for 2025 was 13.5 percent compared to 13.6 percent in 2024. For additional information, refer to note G, “Taxes.”
Financial Position
Dynamics
Our balance sheet at December 31, 2025 continues to provide us with flexibility to support and invest in the business.
Cash and cash equivalents, restricted cash and marketable securities at December 31, 2025 were $14,470 million, a decrease of $334 million compared to prior-year end. Total debt of $61,260 million increased $6,287 million compared to December 31, 2024, primarily driven by the first-quarter 2025 debt issuances to increase our financial liquidity and plan for our future debt maturities. We continue to manage our debt levels while being acquisitive and without sacrificing investments in our business.
During 2025, we generated $13,193 million in cash from operating activities, compared to $13,445 million in 2024. While cash used in financing receivables increased $2,728 million year to year reflecting business growth, including strength from the z17 sales cycle, we had performance-related improvements within net income driving an increase in cash from operating activities. Our free cash flow for 2025 was $14,734 million, an increase of $1,986 million versus the prior year. Refer to pages 31 to 32 for additional information on free cash flow. Our cash generation enables us to continue investing in innovation and expertise across the portfolio, while returning value to shareholders through dividends. We invested $8,294 million in acquisitions primarily for the acquisition of HashiCorp, which was completed in the first quarter, and we returned $6,255 million to shareholders through dividends in 2025.
Consistent with accounting standards, the company remeasured the funded status of our retirement and postretirement plans at December 31. The overall net underfunded position at December 31, 2025 was $2,283 million, a decrease of $374 million from the prior-year end, primarily due to higher discount rates. At year end, our qualified defined benefit pension plans were well funded and the required contributions related to these plans and multi-employer plans are expected to be $100 million in 2026. In 2025, the return on the U.S. Personal Pension Plan assets was 8.8 percent and the plan was 137 percent funded at December 31, 2025. Overall, global asset returns were 5.4 percent and the qualified defined benefit plans worldwide were 116 percent funded at December 31, 2025.
IBM Working Capital

($ in millions)
At December 31:	2025	2024
Current assets	$36,944	$34,482
Current liabilities	$38,658	$33,142
Working capital	$(1,714)	$1,340
Current ratio	0.96:1	1.04:1
Working capital decreased $3,054 million from the year-end 2024 position. Current assets increased $2,462 million ($1,329 million adjusted for currency) primarily due to increases in receivables. Current liabilities increased $5,516 million ($4,367 million adjusted for currency) as a result of increases in deferred income, short-term debt driven by reclassifications from long-term debt net of maturities, and accounts payable.

Management Discussion International Business Machines Corporation and Subsidiary Companies	25
Receivables and Allowances
Roll Forward of Total IBM Receivables Allowance for Credit Losses

($ in millions)
January 1, 2025	Additions/ (Releases) (1)	Write-offs (2)	Foreign currency and other	December 31, 2025
$273	$32	$(53)	$24	$276
(1)Additions/(Releases) for allowance for credit losses are recorded in expense.
(2)Refer to note A, “Significant Accounting Policies,” for additional information regarding allowance for credit loss write-offs.
Excluding receivables classified as held for sale, the total IBM receivables provision coverage was 1.1 percent at December 31, 2025, a decrease of 30 basis points compared to December 31, 2024. The decrease in coverage was primarily driven by the overall increase in total receivables due to revenue growth. The majority of the write-offs during the year were related to receivables which had been previously reserved. Refer to Financing’s “Financing Segment Receivables and Allowances” on page 38 for additional details regarding the Financing segment receivables and allowances.
Noncurrent Assets and Liabilities

($ in millions)
At December 31:	2025	2024
Noncurrent assets	$114,936	$102,693
Long-term debt	$54,836	$49,884
Noncurrent liabilities (excluding debt)	$25,645	$26,756
The increase in noncurrent assets of $12,243 million ($9,824 million adjusted for currency) was primarily due to an increase in goodwill and intangible assets, primarily from the HashiCorp acquisition, an increase in long term financing receivables and an increase in deferred taxes (refer to note G. "Taxes," for additional information).
Long-term debt increased $4,952 million ($3,063 million adjusted for currency) primarily driven by our first-quarter 2025 debt issuances; partially offset by reclassifications to short-term debt to reflect upcoming maturities and currency impacts.
Noncurrent liabilities (excluding debt) decreased $1,111 million ($2,514 million adjusted for currency) primarily driven by lower income tax reserves (refer to note G. "Taxes," for additional information) and lower retirement and postretirement benefit obligations; partially offset by an increase in deferred income.
Debt
Our funding requirements are continually monitored as we execute our strategies to manage the overall asset and liability profile. Additionally, we maintain sufficient flexibility to access global funding sources as needed.

($ in millions)
At December 31:	2025	2024
Total debt	$61,260	$54,973
Financing segment debt (1)	$15,093	$12,116
Non-Financing debt	$46,167	$42,858
(1)Refer to Financing’s “Balance Sheet and Return on Equity Highlights” on page 38 for additional details.
Total debt of $61,260 million increased $6,287 million ($4,375 million adjusted for currency) from December 31, 2024, primarily driven by proceeds from issuances of $8,391 million to increase our financial liquidity and plan for our future debt maturities; partially offset by maturities of $5,489 million.
Non-Financing debt of $46,167 million increased $3,309 million ($1,612 million adjusted for currency) from December 31, 2024, primarily as a result of the issuances and maturities described above.
Financing segment debt of $15,093 million increased $2,977 million ($2,763 million adjusted for currency) from December 31, 2024, primarily due to higher funding requirements associated with higher financing receivables.
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

26	Management Discussion International Business Machines Corporation and Subsidiary Companies
currency and interest rate variability underlying the financing receivable. The Financing debt-to-equity ratio remained at 9.0 to 1 at December 31, 2025.
Interest expense relating to debt supporting Financing’s external client and internal business is included in the “Financing Results of Operations” and in note D, “Segments.” In the Consolidated Income Statement, the external debt-related interest expense supporting Financing’s internal financing to the company is classified as interest expense.
Equity
Total equity increased 5,348 million from December 31, 2024, primarily driven by an increase from net income of $10,593 million and an increase in common stock of $1,937 million; partially offset by dividends paid of $6,255 million.
Cash Flow
Our cash flows from operating, investing and financing activities, as reflected in the Consolidated Statement of Cash Flows on page 45, are summarized in the table below. These amounts also include the cash flows associated with the Financing business.

($ in millions)
For the year ended December 31:	2025	2024
Net cash provided by/(used in)
Operating activities	$13,193	$13,445
Investing activities	(10,302)	(4,937)
Financing activities	(3,829)	(7,079)
Effect of exchange rate changes on cash, cash equivalents and restricted cash	418	(359)
Net change in cash, cash equivalents and restricted cash	$(520)	$1,071
During 2025, we generated $13,193 million in cash from operating activities, compared to $13,445 million in 2024. While cash used in financing receivables increased $2,728 million year to year reflecting business growth, including strength from the z17 sales cycle, we had performance-related improvements within net income driving an increase in cash from operating activities. Non-cash adjustments to reconcile net income to net cash provided by operating activities in the Consolidated Statement of Cash Flows include the income tax benefits associated with the resolution of certain tax audit matters in 2025 and 2024, which are primarily reflected in other assets/other liabilities, as well as the tax benefit associated with the pension settlement charges in 2024, which is reflected in deferred taxes.
Net cash used in investing activities increased $5,366 million primarily driven by the HashiCorp acquisition, a decrease in cash provided by divestitures driven by the first-quarter 2024 sale of The Weather Company assets, and higher net capital expenditures as the prior year was reduced by the cash proceeds from the sale of certain QRadar SaaS assets; partially offset by lower cash used in net purchases of marketable securities and other investments.
Net cash used in financing activities decreased $3,250 million mainly due to higher cash proceeds from new debt issuances in 2025 and a decrease in cash used for debt maturities.

Management Discussion International Business Machines Corporation and Subsidiary Companies	27
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

($ in millions except per share amounts)
For the year ended December 31, 2025:	GAAP	Acquisition- Related Adjustments		Retirement- Related Adjustments		U.S. Tax Reform Impacts (1)		Operating (non-GAAP)
Gross profit	$39,297	$888		$—		$—		$40,184
Gross profit margin	58.2%	1.3	pts.	—	pts.	—	pts.	59.5%
SG&A	$20,123	$(1,417)		$—		$—		$18,706
R&D	8,316	(4)		—		—		8,312
Other (income) and expense	(442)	(11)		(65)		—		(518)
Total expense and other (income)	28,968	(1,432)		(65)		—		27,472
Pre-tax income from continuing operations	10,328	2,320		65		—		12,713
Pre-tax margin from continuing operations	15.3%	3.4	pts.	0.1	pts.	—	pts.	18.8%
Provision for/(benefit from) income taxes (1) (2)	$(242)	$786		$15		$1,161		$1,719
Effective tax rate	(2.3)%	6.6	pts.	0.1	pts.	9.1	pts.	13.5%
Income from continuing operations	$10,571	$1,534		$49		$(1,161)		$10,993
Income margin from continuing operations	15.7%	2.3	pts.	0.1	pts.	(1.7)	pts.	16.3%
Diluted earnings per share from continuing operations	$11.14	$1.62		$0.05		$(1.22)		$11.59

($ in millions except per share amounts)
For the year ended December 31, 2024:	GAAP	Acquisition- Related Adjustments		Retirement- Related Adjustments (3)		U.S. Tax Reform Impacts (1)		Operating (non-GAAP)
Gross profit	$35,551	$724		$—		$—		$36,275
Gross profit margin	56.7%	1.2	pts.	—	pts.	—	pts.	57.8%
SG&A	$19,688	$(1,159)		$—		$—		$18,529
Other (income) and expense (4)	1,871	(70)		(3,457)		—		(1,656)
Total expense and other (income)	29,754	(1,229)		(3,457)		—		25,068
Pre-tax income from continuing operations	5,797	1,953		3,457		—		11,207
Pre-tax margin from continuing operations	9.2%	3.1	pts.	5.5	pts.	—	pts.	17.9%
Provision for/(benefit from) income taxes (2)	$(218)	$497		$790		$455		$1,523
Effective tax rate	(3.8)%	5.1	pts.	8.2	pts.	4.1	pts.	13.6%
Income from continuing operations	$6,015	$1,456		$2,668		$(455)		$9,684
Income margin from continuing operations	9.6%	2.3	pts.	4.3	pts.	(0.7)	pts.	15.4%
Diluted earnings per share from continuing operations	$6.42	$1.55		$2.85		$(0.49)		$10.33
(1)2025 and 2024 include benefits from income taxes primarily driven by the resolution of certain tax audit matters. Refer to note G, "Taxes," for additional information.
(2)The tax impact on operating (non-GAAP) pre-tax income from continuing operations is calculated under the same accounting principles applied to the GAAP pre-tax income.
(3)2024 includes the impact of pension settlement charges of $3.1 billion ($2.4 billion net of tax). Refer to note U, "Retirement-Related Benefits," for additional information.
(4)Acquisition-Related Adjustments in 2024 include a realized loss of $68 million on foreign exchange derivative contracts entered into by the company prior to the acquisition of StreamSets and webMethods from Software AG. Refer to note S, “Derivative Financial Instruments,” for additional information.

28	Management Discussion International Business Machines Corporation and Subsidiary Companies
1
PRIOR YEAR IN REVIEW
This section provides the year-to-year performance by revenue categories within the Software and Consulting reportable segments between 2024 and 2023, reflecting the changes made in the first quarter of 2025. These changes did not impact our Consolidated Financial Statements or our reportable segments. The revenue categories are reported on a comparable basis for all periods. Refer to note C, "Revenue Recognition," for additional information. In addition, refer to the “Year in Review” section of our “Management Discussion,” (pages 16 to 27), of our 2024 Annual Report on Form 10-K for a discussion of all other details of our financial condition and results of operations for the year ended December 31, 2024 compared to the year ended December 31, 2023.
Software

($ in millions)
For the year ended December 31:	2024 (1)	2023 (1)	Yr.-to-Yr. Percent Change	Yr.-to-Yr. Percent Change Adjusted for Currency
Software revenue	$27,085	$25,011	8.3%	9.0%
Hybrid Cloud	$6,490	$5,827	11.4%	12.0%
Automation	6,558	6,008	9.1	9.8
Data	5,629	5,461	3.1	3.6
Transaction Processing	8,408	7,714	9.0	9.9
(1)Recast to reflect January 2025 changes to the reported revenue categories.
Software revenue of $27,085 increased 8.3 percent as reported (9.0 percent adjusted for currency) in 2024 compared to the prior year, driven by growth across the portfolio. Our Software revenue performance in 2024 reflected growth in our high-value, recurring revenue base, as well as our transactional software revenue.
Revenue performance by line of business in 2024 compared to 2023 was as follows:
Hybrid Cloud (Red Hat) revenue of $6,490 million increased 11.4 percent as reported (12.0 percent adjusted for currency) in 2024 compared to the prior year, led by double-digit growth in OpenShift and Ansible, and solid growth in RHEL. OpenShift continued its strong performance with annual recurring revenue of $1.4 billion exiting 2024. Automation revenue of $6,558 million increased 9.1 percent as reported (9.8 percent adjusted for currency), with strength in our SaaS subscription offerings including AIOps and Management. Data revenue of $5,629 million increased 3.1 percent as reported (3.6 percent adjusted for currency), reflecting the strength of our offerings across our AI portfolio. Transaction Processing revenue of $8,408 million increased 9.0 percent as reported (9.9 percent adjusted for currency), with performance in 2024 reflecting the combination of clients' growing capacity demands, solid renewal rates, and increased contribution from our generative AI products, including watsonx code assistant for Z.
Across Software, our annual recurring revenue (ARR) was $21.3 billion at the end of 2024, which increased approximately $1 billion compared to year end 2023. ARR is a key performance metric management uses to assess the health and growth trajectory of our Software segment, and our ARR for 2024 and 2023 were recast to reflect the first-quarter 2025 update to the ARR calculation to include all recurring revenue within the Software segment. Refer to the “Year in Review” section on page 17 for additional information on the definition of ARR.

Management Discussion International Business Machines Corporation and Subsidiary Companies	29
Consulting

($ in millions)
For the year ended December 31:	2024 (1)	2023 (1)	Yr.-to-Yr. Percent Change	Yr.-to-Yr. Percent Change Adjusted for Currency
Consulting revenue	$20,692	$20,884	(0.9)%	0.6%
Strategy and Technology	$11,488	$11,430	0.5%	2.0%
Intelligent Operations	9,204	9,455	(2.7)	(1.2)
(1)Recast to reflect January 2025 changes to the reported revenue categories.
Consulting revenue of $20,692 million decreased 0.9 percent as reported, but increased 0.6 percent adjusted for currency in 2024 compared to the prior year. We had growth year to year in our Strategy and Technology offerings with declines in Intelligent Operations as reported and adjusted for currency.
Revenue performance by line of business in 2024 compared to 2023 was as follows:
Strategy and Technology revenue of $11,488 million increased 0.5 percent as reported (2.0 percent adjusted for currency) year to year, led by business transformation services and digital transformations including AI and analytics-focused projects, as well as finance and supply chain transformations. Intelligent Operations revenue of $9,204 million decreased 2.7 percent as reported (1.2 percent adjusted for currency) driven by a decline in custom application management services, partially offset by growth in platform engineering services and cloud application management as clients prioritized cloud modernization and cloud-based application development projects.

30	Management Discussion International Business Machines Corporation and Subsidiary Companies
OTHER INFORMATION
Looking Forward
Technology remains a key driver of growth and competitive advantage which allows businesses to scale, drive cost efficiencies, productivity and transformation. It is clear that hybrid cloud and AI are the two most consequential technologies for enterprise performance. These technologies are no longer viewed as incremental tools, but as platforms that fundamentally change how businesses scale, compete, and operate. Their value is even more critical in today's environment.
AI is changing the economics of enterprise operations. To capture this opportunity and build competitive advantage, businesses must go beyond just adding AI; they must become AI-first. The portfolio of AI offerings we have built, including cost efficient, fit-for-purpose open-source models deployed in hybrid environments, is focused on helping businesses scale AI and generate return through productivity improvements and automation. In Software, IBM watsonx provides a robust portfolio of AI products for developing AI apps, managing data, and governing the entire lifecycle of AI models and AI agents, allowing clients to move from pilots to production with full control over cost, security, sovereignty, and performance. Our watsonx platform and watsonx Orchestrate help enterprises deploy AI by connecting agents, models, and workflows with governance and security. AI is only as valuable as the data that powers it. In 2025, we introduced watsonx.data integration and watsonx.data intelligence to unlock insights from unstructured data. We continue to see Infrastructure play a larger role, enabling hybrid cloud environments for mission-critical transactions and AI workloads, as clients bring AI to their data. In June 2025, we launched the IBM z17, which delivers enhanced AI acceleration through multi-model AI capabilities. In July, we introduced IBM Power11 which delivers the performance, resiliency, and scalability needed to run mission-critical data-intensive workloads. In Consulting, our experts are helping clients design and execute AI strategies by leveraging the IBM Consulting Advantage platform, an AI delivery platform designed to implement solutions at scale, transforming how our consultants work and harnessing AI across every stage of the project lifecycle.
AI is also a powerful productivity driver for our clients and for IBM. We are transforming our enterprise operations, driving efficiency and cost savings with our Client Zero approach, leveraging technology and embedding AI in our own workflows, as well as optimizing our supply chain and service delivery. Beginning in the second-quarter 2025, we further optimized our supply chain by shifting our Distributed Infrastructure manufacturing to an industry standard strategic partner. This is the next evolution of our supply transformation as we pivoted to a simpler, more efficient process.
We remain focused on accelerating innovation speed and impact, and we continue to invest in emerging technologies, including Quantum, bringing new innovations to market. To complement our portfolio, we completed ten acquisitions in 2025, including the acquisition of HashiCorp in the first quarter, which brought leading automation and security tools that integrate with our hybrid cloud.
On December 8, 2025, the company announced its intent to acquire all of the outstanding shares of Confluent, Inc. (Confluent). IBM's and Confluent's combined portfolios will enable enterprises to deploy generative and agentic AI better and faster by providing trusted communication and data flow between environments, applications and APIs. Under the terms of the definitive agreement, Confluent shareholders on record immediately prior to the effective time on the closing date will receive $31 per share in cash, representing a total enterprise value of approximately $11 billion. On February 12, 2026, Confluent stockholders voted to approve the merger with IBM. The transaction is expected to close by the middle of 2026, subject to regulatory approvals and other customary closing conditions. Upon closing, Confluent will be integrated into the Software segment.
Our strong performance in 2025, where we exceeded expectations for revenue, profit and cash generation, reflects the continued success of our focused strategy around hybrid cloud and AI and underscores the strength and diversity of our business model and portfolio. We entered 2026 with momentum and in a position of strength, giving us confidence in our ability to continue to deliver long-term growth aligned with our financial model.
While the operating environment continues to remain dynamic, we believe our focused portfolio, disciplined investments in innovation, diverse set of businesses and clients, relentless focus on productivity, and strong liquidity position drive the durability of our performance.
Retirement-Related Plans
Our retirement-related plans remain in a strong financial position. In aggregate, our worldwide qualified plans are funded 116 percent, with the U.S. at 137 percent. Contributions for all retirement-related plans are expected to increase $0.1 billion to be approximately $1.4 billion in 2026. Legally required contributions to non-U.S. defined benefits and multi-employer plans are expected to be approximately $0.1 billion. We expect 2026 pre-tax retirement-related plan cost to be approximately $1.5 billion. This estimate reflects current pension plan assumptions at December 31, 2025. Within total retirement-related plan cost, operating retirement-related plan cost is expected to be approximately $1.0 billion in 2026, essentially flat compared to the prior year. Non-operating retirement-related plan cost is expected to be approximately $0.5 billion, an increase of approximately $0.4 billion compared to 2025, primarily driven by higher recognized actuarial losses, interest cost and amortization of prior service costs.

Management Discussion International Business Machines Corporation and Subsidiary Companies	31
Liquidity and Capital Resources
We have generated strong cash flow from operations allowing us to invest and deploy capital to areas with the most attractive long-term opportunities. We provide for additional liquidity through several sources: maintaining an adequate cash balance, access to global funding sources, committed global credit facilities and other committed and uncommitted lines of credit worldwide. The following table provides a summary of the major sources of liquidity for the years ended December 31, 2023 through 2025.
Cash Flow and Liquidity Trends

($ in billions)
	2025	2024	2023
Net cash from operating activities (1)	$13.2	$13.4	$13.9
Cash and cash equivalents, restricted cash and short-term marketable securities	$14.5	$14.8	$13.5
Committed global credit facilities (2)	$10.0	$10.0	$10.0
(1)Includes impacts from Financing receivables. Refer to pages 31 to 32 for additional information on free cash flow.
(2)Refer to note O, “Borrowings,” for additional information.
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
We are in compliance with all of our debt covenants and provide periodic certification to our lenders. The failure to comply with debt covenants could constitute an event of default with respect to our debt to which such provisions apply. If certain events of default were to occur, the principal and interest on the debt to which such event of default applied would become immediately due and payable.
We do not have “ratings trigger” provisions in our debt covenants or documentation, which would allow the holders to declare an event of default and seek to accelerate payments thereunder in the event of a change in credit rating. Our debt covenants are well within the required levels. Our contractual agreements governing derivative instruments contain standard market clauses which can trigger the termination of the agreement if IBM’s credit rating were to fall below investment grade. At December 31, 2025, the fair value of those instruments that were in a liability position was $513 million, before any applicable netting, and this position is subject to fluctuations in fair value period to period based on the level of our outstanding instruments and market conditions. We have no other contractual arrangements that, in the event of a change in credit rating, would result in a material adverse effect on our financial position or liquidity.
The following table presents the major ratings agencies’ ratings assigned to our debt securities as of December 31, 2025. The Moody’s, Standard and Poor’s and Fitch’s ratings remain unchanged from December 31, 2024.

IBM Ratings	Standard and Poor’s	Moody’s Investors Service	Fitch Ratings
Senior long-term debt	A-	A3	A-
Commercial paper	A-2	Prime-2	F1
We have financial flexibility, supported by our strong liquidity position and cash flows, to operate at a single A credit rating. Debt levels increased $6.3 billion during 2025, primarily driven by proceeds from issuances of $8.4 billion partially offset by maturities of $5.5 billion in the current year. In the first quarter of 2026, we issued $7.4 billion of debt for general corporate purposes. Refer to note V, “Subsequent Events,” for additional information.
We prepare our Consolidated Statement of Cash Flows in accordance with applicable accounting standards for cash flow presentation on page 45 and highlight causes and events underlying sources and uses of cash in that format on page 26. For the purpose of running its business, IBM manages, monitors and analyzes cash flows in a different manner.
Management uses free cash flow as a measure to evaluate its operating results, strategic investments, plan shareholder return levels and assess its ability and need to incur and service debt. The entire free cash flow amount is not necessarily available for discretionary expenditures. We define free cash flow as net cash from operating activities less the change in Financing receivables and net capital expenditures, including the investment in software and other asset sales. A key objective of the Financing business is to generate strong returns on equity, and our Financing receivables are the basis for that growth. Accordingly, management considers Financing receivables as a profit-generating investment, not as working capital that should be minimized for efficiency.

32	Management Discussion International Business Machines Corporation and Subsidiary Companies
Therefore, management includes presentations of both free cash flow and net cash from operating activities that exclude the effect of Financing receivables.
The following is management’s view of cash flows for 2025, 2024 and 2023 prepared in a manner consistent with the description above.

($ in billions)
For the year ended December 31:	2025	2024	2023
Net cash from operating activities per GAAP	$13.2	$13.4	$13.9
Less: change in Financing receivables	(3.2)	(0.4)	1.2
Net cash from operating activities, excluding Financing receivables	16.4	13.9	12.7
Capital expenditures, net	(1.6)	(1.1)	(1.5)
Free cash flow	14.7	12.7	11.2
Change in Financing receivables	(3.2)	(0.4)	1.2
Acquisitions	(8.3)	(3.3)	(5.1)
Divestitures	0.0	0.7	0.0
Dividends	(6.3)	(6.1)	(6.0)
Change in total debt	2.9	(0.9)	4.5
Other	(0.7)	(1.0)	(1.2)
Effect of exchange rate changes on cash, cash equivalents and restricted cash	0.4	(0.4)	0.0
Change in cash, cash equivalents, restricted cash and short-term marketable securities	$(0.3)	$1.3	$4.6
From the perspective of how management views cash flow, in 2025, after investing $1.6 billion in net capital investments, we generated free cash flow of $14.7 billion, an increase of $2.0 billion versus the prior year. The year-to-year increase in free cash flow primarily reflects current year performance-related improvements within net income; partially offset by higher net capital expenditures including a prior year reduction driven by the cash proceeds from the sale of certain QRadar SaaS assets. In 2025, we invested $8.3 billion in acquisitions, including the acquisition of HashiCorp, and continued to return value to shareholders with $6.3 billion in dividends.
IBM’s Board of Directors considers the dividend payment on a quarterly basis. In the second quarter of 2025, the Board of Directors increased the company’s quarterly common stock dividend from $1.67 to $1.68 per share.
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
As highlighted in the Contractual Obligations table, we expect to make legally mandated pension plan contributions to certain non-U.S. plans of approximately $0.8 billion in the next five years. The 2026 contributions are currently expected to be approximately $0.1 billion. Contributions related to all retirement-related plans are expected to be approximately $1.4 billion in 2026, an increase of approximately $0.1 billion compared to 2025. Refer to “Retirement-Related Plans” within the “Looking Forward” section for additional information. Financial market performance could increase the legally mandated minimum contributions in certain non-U.S. countries that require more frequent remeasurement of the funded status. We are not quantifying any further impact from pension funding because it is not possible to predict future movements in the capital markets or pension plan funding regulations. In 2026, we are not legally required to make any contributions to the U.S. defined benefit pension plans.
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

Management Discussion International Business Machines Corporation and Subsidiary Companies	33
Contractual Obligations

($ in millions)
	Total Contractual	Payments Due In
	Payment Stream	2026	2027–28	2029–30	After 2030
Long-term debt obligations	$61,134	$6,146	$11,451	$9,333	$34,204
Interest on long-term debt obligations	24,205	2,078	3,602	2,941	15,585
Finance lease obligations (1)	1,153	279	474	255	144
Operating lease obligations (1)	3,958	935	1,342	707	974
Purchase obligations	4,817	1,958	1,926	731	202
Other long-term liabilities
Minimum defined benefit pension plan funding (mandated) (2)	800	50	300	450
Excess Savings Plan	1,783	238	489	507	549
Long-term termination benefits	875	311	101	75	388
Tax reserves (3)	4,507	57
Other	550	66	102	83	300
Total	$103,782	$12,119	$19,787	$15,081	$52,345
(1)Finance lease obligations are presented on a discounted cash flow basis, whereas operating lease obligations are presented on an undiscounted cash flow basis.
(2)As funded status on plans will vary, obligations for mandated minimum pension payments after 2030 could not be reasonably estimated.
(3)These amounts represent the liability for unrecognized tax benefits. We estimate that approximately $57 million of the liability is expected to be settled within the next 12 months. The settlement period for the noncurrent portion of the income tax liability cannot be reasonably estimated as the timing of the payments will depend on the progress of tax examinations with the various tax authorities; however, it is not expected to be due within the next 12 months. Refer to note G, "Taxes," for additional information.
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
Interest on floating-rate debt obligations is calculated using the effective interest rate at December 31, 2025, plus the interest rate spread associated with that debt, if any.
Off-Balance Sheet Arrangements
In the normal course of business, we may enter into off-balance sheet arrangements such as client financing commitments and guarantees. At December 31, 2025, we had no off-balance sheet arrangements that have, or are reasonably likely to have, a material current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources. Refer to the table above for our contractual obligations, and note Q, “Commitments & Contingencies,” for detailed information about our guarantees, financial commitments and indemnification arrangements. We do not have retained interests in assets transferred to unconsolidated entities or other material off-balance sheet interests or instruments.

34	Management Discussion International Business Machines Corporation and Subsidiary Companies
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
The discount rate assumption for the Qualified PPP and Excess Personal Pension Plan (U.S. Defined Benefit Pension Plans), decreased by 30 basis points to 5.2 percent on December 31, 2025. This change will decrease pre-tax income recognized in 2026 by an estimated $40 million. A 25 basis point increase in the discount rate assumption would cause a corresponding increase in the pre-tax income recognized in 2026 by an estimated $30 million. A 25 basis point decrease in the discount rate assumption would cause a corresponding decrease in the pre-tax income recognized in 2026 by an estimated $70 million. The impact on pre-tax income as a result of a change in discount rate includes the impact of a similar change in the interest crediting rate. The increase or decrease in the discount rate would also cause a corresponding increase or decrease, respectively, in the 2026 expected return on plan assets assumption. Further changes in the discount rate assumptions would impact the PBO which, in turn, may impact our funding decisions if the PBO exceeds plan assets. A 25 basis point increase or decrease in the discount rate would decrease or increase the PBO by approximately $300 million. The impact on the PBO as a result of a change in discount rate includes the impact of a similar change in the interest crediting rate. Each 50 basis point change in the expected long-term return on these U.S. defined benefit plan assets assumption would have an estimated impact of approximately $90 million on the following year’s pre-tax net periodic pension (income)/cost (based upon the 2026 assumptions).
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
For additional information on our pension plans and the development of these assumptions, refer to note U, “Retirement-Related Benefits.”

Management Discussion International Business Machines Corporation and Subsidiary Companies	35
Revenue Recognition
Application of GAAP related to the measurement and recognition of revenue requires us to make judgments and estimates. Specifically, complex arrangements with nonstandard terms and conditions may require contract interpretation to determine the appropriate accounting, including whether promised goods and services specified in an arrangement are distinct performance obligations. Other judgments may include determining the standalone selling price (SSP), determining whether IBM or a reseller is acting as the principal in a transaction and whether separate contracts should be combined and considered part of one arrangement.
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
Costs to Complete Service Contracts
We enter into numerous service contracts through our services businesses. During the contractual period, revenue, cost and profits may be impacted by estimates of the ultimate profitability of each contract, especially contracts for which we use cost-to-cost measures of progress. For those contracts, if at any time these estimates indicate the contract will be unprofitable, the entire estimated loss for the remainder of the contract is recorded immediately in cost. We perform ongoing profitability analyses of these services contracts in order to determine whether the latest estimates require updating. Key factors reviewed to estimate the future costs to complete each contract are future labor costs and product costs, and expected productivity efficiencies. Contract loss provisions recorded as a component of other accrued expenses and liabilities were not material at December 31, 2025 and 2024.
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
To the extent that the provision for income taxes increases/decreases by 1 percent of income from continuing operations before income taxes, consolidated net income would have decreased/increased by approximately $100 million in 2025.
Valuation of Assets
The application of business combination and impairment accounting requires the use of significant estimates and assumptions. The acquisition method of accounting for business combinations requires us to estimate the fair value of assets acquired, including separately identifiable intangible assets, liabilities assumed, and any noncontrolling interest in the acquiree to properly allocate purchase price consideration. Impairment testing for assets, other than goodwill, requires the allocation of cash flows to those assets or group of assets and if required, an estimate of fair value for the assets or group of assets. Our estimates are based upon assumptions believed to be reasonable, but which are inherently uncertain and unpredictable. These valuations require the use of management’s assumptions, which would not reflect unanticipated events and circumstances that may occur.
Valuation of Goodwill
We review goodwill for impairment annually and whenever events or changes in circumstances indicate the carrying value of goodwill may not be recoverable. We first assess qualitative factors in each of our reporting units that carry goodwill including relevant events and circumstances that affect the fair value of the reporting units to determine if it is more likely than not that the

36	Management Discussion International Business Machines Corporation and Subsidiary Companies
fair value of a reporting unit is less than its carrying amount. Judgement in the assessment of qualitative factors of impairment include entity specific factors, industry, market and other macroeconomic conditions, legal and regulatory actions, as well as other individual factors impacting each reporting unit such as loss of key personnel and overall financial performance. If we do not perform a qualitative assessment or if the qualitative assessment indicates that it is more likely than not that the fair value of a reporting unit is less than its carrying amount, we perform a quantitative test.
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
After performing the annual goodwill impairment analysis using the qualitative test during the fourth quarter of 2025, the company determined it was not necessary to perform the quantitative goodwill impairment test.
Loss Contingencies
We are currently involved in various claims and legal proceedings. At least quarterly, we review the status of each significant matter and assess our potential financial exposure. If the potential loss from any claim or legal proceeding is considered probable and the amount can be reasonably estimated, we accrue a liability for the estimated loss. Significant judgment is required in both the determination of probability and the determination as to whether an exposure is reasonably estimable. Because of uncertainties related to these matters, accruals are based only on the best information available at the time. As additional information becomes available, we reassess the potential liability related to our pending claims and litigation and may revise our estimates. These revisions in the estimates of the potential liabilities could have a material impact on our results of operations and financial position.
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
Currency Rate Fluctuations
Changes in the relative values of non-U.S. currencies to the U.S. dollar affect our financial results and financial position. Movements in currency, and the fact that we do not hedge 100 percent of our currency exposures, resulted in a currency impact to our revenues, profit and cash flows throughout 2025. We execute a hedging program which defers, versus eliminates, the volatility of currency impacts on our financial results. During periods of sustained movements in currency, the marketplace and competition adjust to the changing rates over time.
References to “adjusted for currency” or “constant currency” reflect adjustments based upon a simple mathematical formula. However, this constant currency methodology that we utilize to disclose this information does not incorporate any operational actions that management could take to mitigate fluctuating currency rates. Based on the currency rate movements in 2025, revenue from continuing operations increased 7.6 percent as reported and 6.1 percent at constant currency versus 2024.
At December 31, 2025, currency changes resulted in assets and liabilities denominated in most local currencies being translated into more U.S. dollars than at year-end 2024. We use financial hedging instruments to limit specific currency risks related to foreign currency-based transactions.
We translate revenue, cost and expense in our non-U.S. operations at current exchange rates in the reported period. Currency translation and hedging contributed approximately $200M in year-to-year pre-tax income growth and contributed approximately $100M in year-to-year operating (non-GAAP) pre-tax income growth in 2025. From a segment perspective, in 2025, the impact from currency translation and hedging to our segments profit margin year-to-year growth was not material. Hedging and certain underlying foreign currency transaction gains and losses are allocated to our segment results. Considering the operational responses mentioned above, movements of exchange rates, and the nature and timing of hedging instruments, it is difficult to predict future currency impacts in any particular period.

Management Discussion International Business Machines Corporation and Subsidiary Companies	37
For non-U.S. subsidiaries and branches that operate in U.S. dollars or whose economic environment is highly inflationary, translation adjustments are reflected in results of operations. Generally, we manage currency risk in these entities by linking prices and contracts to U.S. dollars.
Market Risk
In the normal course of business, our financial position is routinely subject to a variety of risks, including the market risk associated with interest rate and currency movements on outstanding debt and non-U.S. dollar denominated assets and liabilities as well as other risks such as collectibility of accounts receivable.
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
To perform the sensitivity analysis, we assess the risk of loss in fair values from the effect of hypothetical changes in interest rates and foreign currency exchange rates on market-sensitive instruments. The market values for interest and foreign currency exchange risks are computed based on the present value of future cash flows as affected by the changes in rates that are attributable to the market risk being measured. The discount rates used for the present value computations were selected based on market interest and foreign currency exchange rates in effect at December 31, 2025 and 2024. The differences in this comparison are the hypothetical losses associated with each type of risk.
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
The results of the sensitivity analysis at December 31, 2025 and 2024, are as follows:
Interest Rate Risk
A hypothetical 10 percent adverse change in the levels of interest rates, with all other variables held constant, would result in a decrease in the fair value of our financial instruments of approximately $1.1 billion and $0.9 billion at December 31, 2025 and 2024, respectively. Changes in the relative sensitivity of the fair value of our financial instrument portfolio for these theoretical changes in the level of interest rates from the prior year are primarily driven by changes in debt maturities, interest rate profile and amount.
Foreign Currency Exchange Rate Risk
A hypothetical 10 percent adverse change in the levels of foreign currency exchange rates relative to the U.S. dollar, with all other variables held constant, would result in a decrease in the fair value of our financial instruments of approximately $1.3 billion at both December 31, 2025 and 2024.
Financing Risks
Refer to note K, “Financing Receivables,” for additional information on the financing risks associated with the Financing business and management’s actions to mitigate such risks.

38	Management Discussion International Business Machines Corporation and Subsidiary Companies
FINANCING
Financing is a reportable segment that facilitates IBM clients’ acquisition of hardware, software and services by providing financing solutions, while generating solid returns on equity.
Results of Operations

($ in millions)
For the year ended December 31:	2025	2024	Yr.-to-Yr. Percent Change		Yr.-to-Yr. Percent Change Adjusted for Currency
Revenue	$737	$713	3.3%		2.5%
Segment profit (1)	$521	$348	49.6%
Segment profit margin	70.7%	48.8%	21.9	pts.
(1)Intercompany financing activities are reflected in segment profit and are eliminated in IBM’s consolidated financial results.
Financing revenue increased 3.3 percent (2.5 percent adjusted for currency) to $737 million compared to the prior year. The increase in revenue was primarily driven by an increase in client financing assets. Financing segment profit increased 49.6 percent to $521 million compared to the prior year and segment profit margin increased 21.9 points to 70.7 percent. The increase in segment profit was primarily driven by the revenue growth as described above and higher intercompany financing net other income for sales of returned leased equipment to Infrastructure, which is eliminated in IBM's consolidated financial results and reflects IBM Z product cycle dynamics.
Financing Segment Receivables and Allowances
The following table presents external Financing segment receivables excluding receivables classified as held for sale.

($ in millions)
At December 31:	2025	2024
Amortized cost	$15,193	$11,738
Specific allowance for credit losses	88	99
Unallocated allowance for credit losses	53	29
Total allowance for credit losses	141	128
Net financing receivables	$15,052	$11,611
Allowance for credit losses coverage	0.9%	1.1%
The percentage of Financing segment receivables reserved decreased from 1.1 percent at December 31, 2024, to 0.9 percent at December 31, 2025, driven by the overall increase in financing receivables and write-offs of previously reserved receivables.
We continue to apply our rigorous credit policies. Approximately 78 percent of the total external portfolio was with investment-grade clients, an increase of 4 points compared to December 31, 2024. This investment grade percentage is based on the credit ratings of the companies in the portfolio and reflects certain mitigating actions taken to reduce the risk to IBM.
For additional information related to the company’s sales of receivables, refer to “Transfer of Financial Assets” in note K, “Financing Receivables.”
Balance Sheet and Return on Equity Highlights

($ in millions)
At December 31:	2025	2024
Client financing receivables (1)	$13,192	$10,294
Commercial financing receivables (1) (2)	$2,992	$2,216
Financing Segment Debt (3)	$15,093	$12,116
Equity	$1,678	$1,346
(1)Refer to note K, “Financing Receivables,” for additional information.
(2)Includes held for investment and held for sale receivables. The 2024 receivables amounts have been combined to conform to the 2025 presentation.
(3)Financing segment debt is primarily comprised of intercompany loans.
Return on equity was 32.3 percent compared to 23.3 percent for the years ended December 31, 2025 and 2024, respectively. The increase was driven by an increase in net income. For the years ended December 31, 2025 and 2024, return on equity is calculated as after-tax segment profit divided by the average of the ending equity for Financing for the last five quarters. Annualized after-tax segment profit is a function of IBM's provision for income taxes determined on a consolidated basis.

Report of Management International Business Machines Corporation and Subsidiary Companies	39

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
Management conducted an evaluation of the effectiveness of internal control over financial reporting based on the criteria established in Internal Control–Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this evaluation, management concluded that the company’s internal control over financial reporting was effective as of December 31, 2025.
PricewaterhouseCoopers LLP, an independent registered public accounting firm, is retained to audit IBM’s Consolidated Financial Statements and the effectiveness of the internal control over financial reporting. Its accompanying report is based on audits conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States).

40	Report of Independent Registered Public Accounting Firm International Business Machines Corporation and Subsidiary Companies
To the Board of Directors and Stockholders of International Business Machines Corporation
Opinions on the Financial Statements and Internal Control over Financial Reporting
We have audited the accompanying consolidated balance sheets of International Business Machines Corporation and its subsidiaries (the “Company”) as of December 31, 2025 and 2024, and the related consolidated statements of income, of comprehensive income, of equity and of cash flows for each of the three years in the period ended December 31, 2025, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company’s internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2025 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.
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

Report of Independent Registered Public Accounting Firm International Business Machines Corporation and Subsidiary Companies	41
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
Income Taxes – Uncertain Tax Positions
As described in Notes A and G to the consolidated financial statements, the Company is subject to income taxes in the United States and numerous foreign jurisdictions. As disclosed by management, during the ordinary course of business there are many transactions and calculations for which the ultimate tax determination is uncertain. As a result, management recognizes tax liabilities based on estimates of whether additional taxes and interest will be due. As further described by management, these tax liabilities are recognized when, despite management’s belief that the tax return positions are supportable, management believes that certain positions may not be fully sustained upon review by tax authorities. Management bases its assessment of the accruals for tax liabilities on many factors, including past experience and interpretations of tax law. These assessments rely on estimates and assumptions and may involve a series of complex judgments about future events. As of December 31, 2025, unrecognized tax benefits were $6.7 billion..
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
February 24, 2026
We, or firms that we have ultimately acquired, have served as the Company’s auditor since 1923. For the period from 1923 to 1958, the Company was audited by firms that a predecessor firm to PricewaterhouseCoopers LLP ultimately acquired.

42	Consolidated Income Statement International Business Machines Corporation and Subsidiary Companies

($ in millions except per share amounts)
For the year ended December 31:	Notes	2025	2024	2023
Revenue
Services		$30,714	$29,813	$30,378
Sales		36,085	32,231	30,745
Financing		737	709	737
Total revenue	C	67,535	62,753	61,860
Cost
Services		20,975	20,529	21,051
Sales		6,861	6,303	6,127
Financing		403	369	382
Total cost		28,239	27,201	27,560
Gross profit		39,297	35,551	34,300
Expense and other (income)
Selling, general and administrative		20,123	19,688	19,003
Research and development		8,316	7,479	6,775
Intellectual property and custom development income		(964)	(996)	(860)
Other (income) and expense (1)	F	(442)	1,871	(914)
Interest expense	O&S	1,935	1,712	1,607
Total expense and other (income)		28,968	29,754	25,610
Income from continuing operations before income taxes		10,328	5,797	8,690
Provision for/(benefit from) income taxes (1)	G	(242)	(218)	1,176
Income from continuing operations		10,571	6,015	7,514
Income/(loss) from discontinued operations, net of tax		22	8	(12)
Net income (1)		$10,593	$6,023	$7,502
Earnings/(loss) per share of common stock (1)
Assuming dilution
Continuing operations	H	$11.14	$6.42	$8.15
Discontinued operations	H	0.02	0.01	(0.01)
Total	H	$11.17	$6.43	$8.14
Basic
Continuing operations	H	$11.34	$6.53	$8.25
Discontinued operations	H	0.02	0.01	(0.01)
Total	H	$11.36	$6.53	$8.23
Weighted-average number of common shares outstanding
Assuming dilution		948,675,228	937,161,224	922,073,828
Basic		932,293,927	921,767,834	911,210,319
(1)Refer to "Basis of Presentation" in note A, "Significant Accounting Policies," for additional information.
Amounts may not add due to rounding.
The accompanying notes are an integral part of the financial statements.

Consolidated Statement of Comprehensive Income International Business Machines Corporation and Subsidiary Companies	43

($ in millions)
For the year ended December 31:	Notes	2025	2024	2023
Net income		$10,593	$6,023	$7,502
Other comprehensive income/(loss), before tax
Foreign currency translation adjustments	R	(972)	301	3
Net unrealized gains/(losses) on available-for-sale securities	R	(1)	2	0
Unrealized gains/(losses) on cash flow hedges	R
Unrealized gains/(losses) arising during the period		(66)	389	207
Reclassification of (gains)/losses to net income		(449)	85	(159)
Total unrealized gains/(losses) on cash flow hedges		(514)	474	47
Retirement-related benefit plans	R
Prior service costs/(credits)		(469)	(56)	2
Net gains/(losses) arising during the period		392	70	(3,115)
Curtailments and settlements		9	3,159	5
Amortization of prior service costs/(credits)		(7)	(7)	(9)
Amortization of net (gains)/losses		623	975	515
Total retirement-related benefit plans		548	4,142	(2,602)
Other comprehensive income/(loss), before tax	R	(939)	4,919	(2,552)
Income tax (expense)/benefit related to items of other comprehensive income	R	494	(1,426)	531
Other comprehensive income/(loss), net of tax	R	(445)	3,492	(2,021)
Total comprehensive income		$10,148	$9,516	$5,481
Amounts may not add due to rounding.
The accompanying notes are an integral part of the financial statements.

44	Consolidated Balance Sheet International Business Machines Corporation and Subsidiary Companies

($ in millions except per share amounts)
At December 31:	Notes	2025	2024
Assets
Current assets
Cash and cash equivalents		$13,587	$13,947
Restricted cash		54	214
Marketable securities	I	830	644
Notes and accounts receivable—trade (net of allowances of $99 in 2025 and $114 in 2024)	C	8,112	6,804
Short-term financing receivables	K
Held for investment (net of allowances of $106 in 2025 and $109 in 2024)		7,344	6,259
Held for sale		1,131	900
Other accounts receivable (net of allowances of $37 in 2025 and $31 in 2024)		1,052	947
Inventory	J	1,220	1,289
Deferred costs	C	1,084	959
Prepaid expenses and other current assets		2,530	2,520
Total current assets		36,944	34,482
Property, plant and equipment	L	17,874	17,691
Less: Accumulated depreciation	L	11,975	11,959
Property, plant and equipment—net	L	5,899	5,731
Operating right-of-use assets—net	M	3,129	3,197
Long-term financing receivables (net of allowances of $34 in 2025 and $19 in 2024)	K	7,708	5,353
Prepaid pension assets	U	7,544	7,492
Deferred costs	C	825	788
Deferred taxes	G	8,610	6,978
Goodwill	N	67,717	60,706
Intangible assets—net	N	11,391	10,660
Investments and sundry assets		2,112	1,787
Total assets		$151,880	$137,175
Liabilities and equity
Current liabilities
Taxes	G	$2,347	$2,033
Short-term debt	I&O	6,424	5,089
Accounts payable		4,756	4,032
Compensation and benefits		4,114	3,605
Deferred income	C	16,101	13,907
Operating lease liabilities	M	800	768
Other accrued expenses and liabilities		4,116	3,709
Total current liabilities		38,658	33,142
Long-term debt	I&O	54,836	49,884
Retirement and nonpension postretirement benefit obligations	U	9,018	9,432
Deferred income	C	4,271	3,622
Operating lease liabilities	M	2,547	2,655
Other liabilities	P	9,810	11,048
Total liabilities		119,139	109,783
Commitments and Contingencies	Q
Equity	R
IBM stockholders' equity
Common stock, par value $.20 per share, and additional paid-in capital		63,318	61,380
Shares authorized: 4,687,500,000
Shares issued (2025—2,290,618,523; 2024—2,279,164,313)
Retained earnings		155,648	151,163
Treasury stock, at cost (shares: 2025—1,353,666,394; 2024—1,352,874,243)		(170,605)	(169,968)
Accumulated other comprehensive income/(loss)		(15,713)	(15,269)
Total IBM stockholders' equity		32,648	27,307
Noncontrolling interests	A	93	86
Total equity		32,740	27,393
Total liabilities and equity		$151,880	$137,175
Amounts may not add due to rounding.
The accompanying notes are an integral part of the financial statements.

Consolidated Statement of Cash Flows International Business Machines Corporation and Subsidiary Companies	45

($ in millions)
For the year ended December 31:	2025	2024	2023
Cash flows from operating activities
Net income	$10,593	$6,023	$7,502
Adjustments to reconcile net income to cash provided by operating activities
Pension settlement charges	—	3,113	—
Depreciation (1)	2,284	2,168	2,109
Amortization of capitalized software and acquired intangible assets	2,737	2,499	2,287
Stock-based compensation	1,715	1,311	1,133
Deferred taxes (2)	(957)	(2,330)	(1,114)
Net (gain)/loss on divestitures, asset sales and other	(39)	(652)	(170)
Change in operating assets and liabilities, net of acquisitions/divestitures
Receivables (including financing receivables)	(4,278)	(374)	725
Retirement related	(50)	265	(462)
Inventory	70	(166)	390
Other assets/other liabilities (2)	495	1,601	1,466
Accounts payable	624	(13)	65
Net cash provided by operating activities	13,193	13,445	13,931
Cash flows from investing activities
Payments for property, plant and equipment	(1,091)	(1,048)	(1,245)
Proceeds from disposition of property, plant and equipment/other	121	557	321
Investment in software	(647)	(637)	(565)
Purchases of marketable securities and other investments	(10,095)	(7,762)	(11,143)
Proceeds from disposition of marketable securities and other investments	9,704	6,544	10,647
Acquisition of businesses, net of cash acquired	(8,294)	(3,289)	(5,082)
Divestiture of businesses, net of cash transferred	(1)	698	(4)
Net cash provided by/(used in) investing activities	(10,302)	(4,937)	(7,070)
Cash flows from financing activities
Proceeds from new debt	8,391	5,705	9,586
Payments to settle debt	(5,489)	(6,615)	(5,082)
Short-term borrowings/(repayments) less than 90 days—net	(29)	30	(7)
Common stock repurchases for tax withholdings	(1,018)	(651)	(402)
Proceeds from issuance of shares	710	745	414
Financing—other	(139)	(145)	(239)
Cash dividends paid	(6,255)	(6,147)	(6,040)
Net cash provided by/(used in) financing activities	(3,829)	(7,079)	(1,769)
Effect of exchange rate changes on cash, cash equivalents and restricted cash	418	(359)	9
Net change in cash, cash equivalents and restricted cash	(520)	1,071	5,101
Cash, cash equivalents and restricted cash at January 1	14,160	13,089	7,988
Cash, cash equivalents and restricted cash at December 31	$13,640	$14,160	$13,089
Supplemental data
Income taxes paid—net of refunds received	$1,948	$1,723	$1,564
Interest paid on debt	$2,042	$1,978	$1,668
(1)Includes operating lease right-of-use assets amortization expense of $0.9 billion in 2025, 2024 and 2023.
(2)Refer to "Basis of Presentation" in note A, "Significant Accounting Policies," for additional information.
Amounts may not add due to rounding.
The accompanying notes are an integral part of the financial statements.

46	Consolidated Statement of Equity International Business Machines Corporation and Subsidiary Companies

($ in millions except per share amounts)
	Common Stock and Additional Paid-in Capital	Retained Earnings	Treasury Stock	Accumulated Other Comprehensive Income/(Loss)	Total IBM Stockholders’ Equity	Non- Controlling Interests	Total Equity
2023
Equity, January 1, 2023	$58,343	$149,825	$(169,484)	$(16,740)	$21,944	$77	$22,021
Net income plus other comprehensive income/(loss)
Net income		7,502			7,502		7,502
Other comprehensive income/(loss)				(2,021)	(2,021)		(2,021)
Total comprehensive income					$5,481		$5,481
Cash dividends paid—common stock ($6.63 per share)		(6,040)			(6,040)		(6,040)
Common stock issued under employee plans (9,794,240 shares)	1,300				1,300		1,300
Purchases (2,953,554 shares) and sales (2,080,983 shares) of treasury stock under employee plans—net		(11)	(140)		(152)		(152)
Changes in noncontrolling interests						3	3
Equity, December 31, 2023	$59,643	$151,276	$(169,624)	$(18,761)	$22,533	$80	$22,613
Amounts may not add due to rounding.
The accompanying notes are an integral part of the financial statements.

($ in millions except per share amounts)
	Common Stock and Additional Paid-in Capital	Retained Earnings	Treasury Stock	Accumulated Other Comprehensive Income/(Loss)	Total IBM Stockholders’ Equity	Non- Controlling Interests	Total Equity
2024
Equity, January 1, 2024	$59,643	$151,276	$(169,624)	$(18,761)	$22,533	$80	$22,613
Net income plus other comprehensive income/(loss)
Net income		6,023			6,023		6,023
Other comprehensive income/(loss)				3,492	3,492		3,492
Total comprehensive income					$9,516		$9,516
Cash dividends paid—common stock ($6.67 per share)		(6,147)			(6,147)		(6,147)
Common stock issued under employee plans (12,253,153 shares)	1,737				1,737		1,737
Purchases (3,430,885 shares) and sales (2,454,155 shares) of treasury stock under employee plans—net		11	(343)		(332)		(332)
Changes in noncontrolling interests						6	6
Equity, December 31, 2024	$61,380	$151,163	$(169,968)	$(15,269)	$27,307	$86	$27,393
Amounts may not add due to rounding.
The accompanying notes are an integral part of the financial statements.

Consolidated Statement of Equity International Business Machines Corporation and Subsidiary Companies	47

($ in millions except per share amounts)
	Common Stock and Additional Paid-in Capital	Retained Earnings	Treasury Stock	Accumulated Other Comprehensive Income/(Loss)	Total IBM Stockholders’ Equity	Non- Controlling Interests	Total Equity
2025
Equity, January 1, 2025	$61,380	$151,163	$(169,968)	$(15,269)	$27,307	$86	$27,393
Net income plus other comprehensive income/(loss)
Net income		10,593			10,593		10,593
Other comprehensive income/(loss)				(445)	(445)		(445)
Total comprehensive income					$10,148		$10,148
Cash dividends paid—common stock ($6.71 per share)		(6,255)			(6,255)		(6,255)
Common stock issued under employee plans (11,454,210 shares)	1,937				1,937		1,937
Purchases (3,815,280 shares) and sales (3,023,129 shares) of treasury stock under employee plans—net		148	(637)		(490)		(490)
Changes in noncontrolling interests						7	7
Equity, December 31, 2025	$63,318	$155,648	$(170,605)	$(15,713)	$32,648	$93	$32,740
Amounts may not add due to rounding.
The accompanying notes are an integral part of the financial statements.

48	Notes to the Consolidated Financial Statements International Business Machines Corporation and Subsidiary Companies

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
In the first quarter of 2025, the company made changes to the reported revenue categories within its Software and Consulting reportable segments. These changes did not impact the company's Consolidated Financial Statements or its reportable segments. The revenue categories are reported on a comparable basis for all periods. Refer to note C, “Revenue Recognition,” for additional information.
The company reported a benefit from income taxes for the years ended December 31, 2025 and 2024. The 2025 tax benefit was primarily driven by the resolution of certain tax audit matters. The 2024 tax benefit was driven by the tax impact of the pension settlement charges, as described below, and the resolution of certain tax audit matters. Refer to note G, “Taxes,” for additional information. The tax benefits associated with the resolution of certain tax audit matters are primarily reflected within other assets/other liabilities as non-cash adjustments to reconcile net income to net cash provided by operating activities in the Consolidated Statement of Cash Flows.
In September 2024, the IBM Personal Pension Plan ("Qualified PPP") irrevocably transferred to an insurer approximately $6 billion of the Qualified PPP’s Defined Benefit (DB) pension obligations and related plan assets. As a result of this transaction, the company recognized a pension settlement charge of $2.7 billion ($2.0 billion net of tax) in the third quarter of 2024.
In October 2024, IBM Canada LTD (“IBMC”) irrevocably transferred to insurers approximately $1.2 billion of the IBMC IBM Retirement Plan DB pension obligations and related plan assets. As a result of this transaction, the company recognized a pension settlement charge of $0.4 billion in the fourth quarter of 2024.
The pension settlement charges for the year ended December 31, 2024 of $3.1 billion ($2.4 billion net of tax), as described above, were primarily related to the accelerated recognition of accumulated actuarial losses of the plans. The tax benefits associated with these pension settlement charges were reflected within deferred taxes as an adjustment to reconcile net income to net cash provided by operating activities in the Consolidated Statement of Cash Flows. Refer to note U, “Retirement-Related Benefits,” for additional information.
Noncontrolling interest amounts of $26 million, $17 million and $16 million, net of tax, for the years ended December 31, 2025, 2024 and 2023, respectively, are included as a reduction within other (income) and expense in the Consolidated Income Statement.
Principles of Consolidation
The Consolidated Financial Statements include the accounts of IBM and its controlled subsidiaries, which are primarily majority owned. Any noncontrolling interest in the equity of a subsidiary is reported as a component of total equity in the Consolidated Balance Sheet. Net income and losses attributable to the noncontrolling interest are reported as described above in the Consolidated Income Statement. The accounts of variable interest entities (VIEs) are included in the Consolidated Financial Statements, if required. Investments in business entities in which the company does not have control but has the ability to exercise significant influence over operating and financial policies, are accounted for using the equity method and the company’s proportionate share of income or loss is recorded in other (income) and expense. At December 31, 2025 and 2024, equity method investments were $60 million and $108 million, respectively. Equity investments in non-publicly traded entities lacking controlling financial interest or significant influence are primarily measured at cost, absent other indicators of fair value, net of impairment, if any. At December 31, 2025 and 2024, equity investments measured at cost were $221 million and $156 million, respectively. Equity method investments and equity investments measured at cost are included in investments and sundry assets in the Consolidated Balance Sheet. The accounting policy for other investments in equity securities is described within the “Marketable Securities” section of this note. All intercompany transactions and accounts have been eliminated in IBM’s consolidated financial results.
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

Notes to the Consolidated Financial Statements International Business Machines Corporation and Subsidiary Companies	49
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
The company may include subcontractor services or third-party vendor equipment or software in certain arrangements. In these types of arrangements, revenue from sales of third-party vendor products or services is recorded net of costs when the company is acting as an agent between the client and the vendor, and gross when the company is the principal for the transaction. To determine whether the company is an agent or principal, the company considers whether it obtains control of the products or services before they are transferred to the customer. In making this evaluation, several factors are considered, most notably whether the company has primary responsibility for fulfillment to the client, as well as inventory risk and pricing discretion.
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
The company continues to develop new products and offerings and their associated consumption and delivery methods, including the use of cloud and as-a-Service models. These are not separate businesses; they are offerings across the segments that address market opportunities in areas such as hybrid cloud, AI, data, analytics and security. Revenue from these offerings follows the specific revenue recognition policies for arrangements with multiple performance obligations and for each major category of revenue, depending on the type of offering, which are comprised of services, software and/or hardware.
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
Services
The company’s services offerings include Strategy and Technology and Intelligent Operations reported within the Consulting segment, and Infrastructure Support reported within the Infrastructure segment. Many of these services can be delivered entirely or partially through cloud or as-a-Service delivery models. The company’s services are provided on a time-and-material basis, as a fixed-price contract or as a fixed-price per measure of output contract and the contract terms generally range from less than one year to five years.
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
In areas such as application management, business operations and other cloud-based services arrangements, the company determines whether the services performed during the initial phases of the arrangement, such as setup activities, are distinct. In most cases, the arrangement is a single performance obligation comprised of a series of distinct services that are substantially the same and that have the same pattern of transfer (i.e., distinct days of service). The company applies a measure of progress (typically time-based) to any fixed consideration and allocates variable consideration to the distinct periods of service based on usage. As a result, revenue is generally recognized over the period the services are provided on a usage basis. This results in revenue recognition that corresponds with the value to the client of the services transferred to date relative to the remaining services promised.
Revenue related to maintenance and infrastructure support is recognized on a straight-line basis over the period of performance because the company is standing ready to provide services.
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
In some services contracts, the company bills the client prior to recognizing revenue from performing the services and records deferred income in the Consolidated Balance Sheet. In other services contracts, the company performs the services prior to billing the client. When the company performs services prior to billing the client in design and build contracts, the right to consideration is typically subject to milestone completion or client acceptance and the unbilled accounts receivable is classified as a contract asset

Notes to the Consolidated Financial Statements International Business Machines Corporation and Subsidiary Companies	51
included in prepaid expenses and other current assets in the Consolidated Balance Sheet. The remaining amount of unbilled accounts receivable for services contracts is included in notes and accounts receivable–trade in the Consolidated Balance Sheet.
Billings usually occur in the month after the company performs the services or in accordance with specific contractual provisions.
Hardware
The company’s hardware offerings include the sale or lease of solutions such as IBM Z, Power and Storage in Hybrid Infrastructure reported within the Infrastructure segment. The capabilities of these solutions can also be delivered through as-a-Service or cloud delivery models, such as Infrastructure-as-a-Service and Storage-as-a-Service. The company also offers installation services for its more complex hardware products. Hardware solutions are often sold with distinct maintenance services, included in Infrastructure Support in the Infrastructure segment and described in the Services section above.
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
Software
The company’s software offerings include solutions in Hybrid Cloud (Red Hat), Automation, Data, and Transaction Processing reported within the Software segment as well as distributed infrastructure software solutions reported within the Infrastructure segment, which provide operating systems for IBM Z and Power hardware. These solutions include proprietary software and open-source software, and many can be delivered entirely or partially through as-a-Service or cloud delivery models, while others are delivered as on-premise software licenses.
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
Standalone Selling Price
The company allocates the transaction price to each performance obligation on a relative standalone selling price basis. The standalone selling price (SSP) is the price at which the company would sell a promised product or service separately to a client. In most cases, the company is able to establish SSP based on the observable prices of products or services sold separately in comparable circumstances to similar clients. The company establishes SSP ranges for its products and services which are reassessed on a periodic basis or when facts and circumstances change.
In limited instances, the company may not be able to establish a SSP range based on observable prices, and as a result, the company estimates SSP. The company estimates SSP by considering multiple factors including, but not limited to, overall market conditions, including geographic or regional specific factors, internal costs, profit objectives and pricing practices.
Services Costs
Recurring operating costs for services contracts are recognized as incurred. For fixed-price design and build contracts, the costs of external hardware and software accounted for under the cost-to-cost measure of progress are deferred and recognized based on the labor costs incurred to date (i.e., the measure of progress), as a percentage of the total estimated labor costs to fulfill the contract as control transfers over time for these performance obligations. Certain eligible, non-recurring costs (i.e., setup costs) incurred in the initial phases of application management, business operations and other cloud-based services contracts, including SaaS arrangements, are capitalized when the costs relate directly to the contract, the costs generate or enhance resources of the company that will be used in satisfying the performance obligation in the future, and the costs are expected to be recovered. These costs consist of transition and setup costs related to the provisioning, configuring, implementation and training and other deferred fulfillment costs, including, for example, prepaid assets used in services contracts (i.e., prepaid software or prepaid maintenance). Capitalized costs are amortized on a straight-line basis over the expected period of benefit, which can include anticipated contract renewals or extensions, consistent with the transfer to the client of the services to which the asset relates. Additionally, fixed assets associated with these contracts are capitalized and depreciated on a straight-line basis over the expected useful life of the asset. If an asset is contract specific, then the depreciation period is the shorter of the useful life of the asset or the contract term. Amounts paid to clients in excess of the fair value of acquired assets used in business operations arrangements are deferred and amortized on a straight-line basis as a reduction of revenue over the expected period of benefit. The company performs periodic reviews to assess the recoverability of deferred contract transition and setup costs. If the carrying amount is deemed not recoverable, an impairment loss is recognized. Refer to note C, “Revenue Recognition,” for the amount of deferred costs to fulfill a contract at December 31, 2025 and 2024.
In situations in which an application management, business operations or other cloud-based services contract is terminated, the terms of the contract may require the client to reimburse the company for the recovery of unbilled accounts receivable, unamortized deferred contract costs and additional costs incurred by the company to transition the services.
Software Costs
Costs that are related to the conceptual formulation and design of licensed software programs are expensed as incurred to research and development expense; costs that are incurred to produce the finished product after technological feasibility has been established are capitalized as an intangible asset. Capitalized amounts are amortized on a straight-line basis over periods ranging up to three years and are recorded in software cost within cost of sales. The company performs periodic reviews to ensure that unamortized program costs remain recoverable from future revenue. Costs to support or service licensed programs are charged to software cost within cost of sales as incurred.
The company capitalizes certain costs that are incurred to purchase or develop internal-use software. Internal-use software programs also include software used by the company to deliver SaaS when the client does not receive a license to the software and the company has no substantive plans to market the software externally. Capitalized costs are amortized on a straight-line basis over periods ranging up to three years and are recorded in selling, general and administrative expense or cost of sales, depending on whether the software is used by the company in revenue generating transactions. Additionally, the company may capitalize certain types of implementation costs and amortize them over the term of the arrangement when the company is a customer in a cloud-computing arrangement.
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
Product Warranties
The company offers warranties for its hardware products that generally range up to three years, with the majority being either one or three years. Any cost of standard warranties is accrued when the corresponding revenue is recognized. The company estimates its standard warranty costs for products based on historical warranty claim experience and estimates of future spending and applies this estimate to the revenue stream for products under warranty. Estimated future costs for warranties applicable to revenue recognized in the current period are charged to cost of sales. The warranty liability is reviewed quarterly to verify that it properly reflects the remaining obligation based on the anticipated expenditures over the balance of the obligation period. Adjustments are made when actual warranty claim experience differs from estimates. Costs from fixed-price support or maintenance contracts are recognized as incurred.
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
Advertising and Promotional Expense
Advertising and promotional expense, which includes media, agency and promotional expense, was $1,129 million, $1,173 million and $1,237 million in 2025, 2024 and 2023, respectively. The company records these costs as incurred in SG&A expense in the Consolidated Income Statement.
Research and Development
Research and development (R&D) costs are expensed as incurred. These costs are predominantly research and development expenses, related to scientific research and the application of scientific advances to the development of new and improved products and their uses, as well as services and their application. Software costs that are incurred to produce the finished product after technological feasibility has been established are capitalized as an intangible asset.
Intellectual Property and Custom Development Income
The company licenses and sells the rights to certain of its intellectual property (IP) including internally developed patents, trade secrets and technological know-how. Certain IP transactions to third parties are licensing/royalty-based and others are transaction-based sales/other transfers. Income from licensing arrangements is recognized at the inception of the license term if the nature of the company’s promise is to provide a right to use the company’s IP as it exists at that point in time (i.e., the license is functional IP) and control has transferred to the client. Income is recognized over time if the nature of the company’s promise is to provide a right to access the company’s IP throughout the license period (i.e., the license is symbolic IP), such as a trademark license. Income from royalty-based fee arrangements is recognized at the later of when the subsequent sale or usage occurs or the performance obligation to which some or all of the royalty has been allocated has been satisfied (or partially satisfied). The company also enters into cross-licensing arrangements of patents, and income from these arrangements is recognized when control transfers to the customer. In addition, the company earns income from certain custom development projects with strategic technology partners and specific clients. The company records the income from these projects over time as the company satisfies the performance obligation if there are no repayment provisions and the fee is not dependent upon the ultimate success of the project.

54	Notes to the Consolidated Financial Statements International Business Machines Corporation and Subsidiary Companies
Government Assistance
The company receives grants from governments and government agencies (government) in support of certain of the company’s business activities, primarily related to research, job creation, or job training. Grants are generally received in the form of cash as either a recovery for expenses incurred or as an incentive for meeting certain requirements as agreed to in the grant, with terms ranging from one to five years. Grants are recorded as credits against Cost, SG&A and R&D in the Consolidated Income Statement based on the nature of the grant and the expense being offset once the conditions and restrictions of the grant have been met and payment has been received from the government. When a grant is received before conditions of the grant have been met, the grant is recorded in other accrued expenses and liabilities or other liabilities in the Consolidated Balance Sheet. For the years ended December 31, 2025 and 2024, grants recorded in the company’s Consolidated Financial Statements were not material.
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
As noted within the “Software Costs” section of this note, capitalized software costs are amortized on a straight-line basis over periods ranging up to three years. Other intangible assets are amortized over periods between one year and 20 years.
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
Net periodic pension and nonpension postretirement benefit cost/(income) is recorded in the Consolidated Income Statement and includes service cost, interest cost, expected return on plan assets, amortization of prior service costs/(credits) and (gains)/losses previously recognized as a component of other comprehensive income/(loss) (OCI) and amortization of the net transition asset remaining in accumulated other comprehensive income/(loss) (AOCI). The service cost component of net benefit cost is recorded in Cost, SG&A and R&D in the Consolidated Income Statement (unless eligible for capitalization) based on the employees’ respective functions. The other components of net benefit cost are presented separately from service cost within other (income) and expense in the Consolidated Income Statement.
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
Defined Contribution Plans
The company’s contribution for defined contribution plans is recorded when the employee renders service to the company. The charge is recorded in Cost, SG&A and R&D in the Consolidated Income Statement based on the employees’ respective functions.
Stock-Based Compensation
Stock-based compensation represents the cost related to stock-based awards granted to employees. The company measures stock-based compensation cost at the grant date, based on the estimated fair value of the award and recognizes the cost on a straight-line basis (net of estimated forfeitures) over the employee requisite service period. The company grants its employees Restricted Stock Units (RSUs), including Retention Restricted Stock Units (RRSUs); Performance Share Units (PSUs); and stock options. RSUs are stock awards granted to employees that entitle the holder to shares of common stock as the award vests, typically over a one- to four-year period. PSUs are stock awards where the number of shares ultimately received by the employee depends on performance and market results for 2025 awards, and solely on performance results for prior awards. These awards are measured against specified targets and typically vest over a three-year period. Over the performance period, the number of shares that will be issued is adjusted based upon the probability of achievement of performance and market-based targets. The ultimate number of shares issued and the related compensation cost recognized as expense will be based on a comparison of the final performance and market-based metrics to the specified targets. Dividend equivalents are not paid on the stock awards described above. The fair value of the awards is determined and fixed on the grant date based on the company’s stock price, adjusted for the exclusion of dividend equivalents where applicable and for PSUs assumes that performance and market-based targets will be achieved. The company estimates the fair value of stock options using a Black-Scholes valuation model. Stock-based compensation cost is recorded in Cost, SG&A, and R&D in the Consolidated Income Statement based on the employees’ respective functions.
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
Available-for-sale securities are measured for impairment on a recurring basis by comparing the security’s fair value with its amortized cost basis. If the fair value of the security falls below its amortized cost basis, the change in fair value is recognized in the period the impairment is identified when the loss is due to credit factors. The change in fair value due to non-credit factors is recorded in other comprehensive income when the company does not intend to sell and has the ability to hold the investment. The company’s standard practice is to hold all of its debt security investments classified as available-for-sale until maturity. There were no impairments for credit losses and no material non-credit impairments recognized for the years ended December 31, 2025, 2024 and 2023.
Certain nonfinancial assets such as property, plant and equipment, land, goodwill and intangible assets are subject to non-recurring fair value measurements if they are deemed to be impaired. The impairment models used for nonfinancial assets depend on the type of asset. There were no material impairments of nonfinancial assets for the years ended December 31, 2025, 2024 and 2023.
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
Arrangements to sell notes and accounts receivable–trade are used in the normal course of business as part of the company’s cash and liquidity management. Facilities primarily in the U.S. and several countries in Europe enable the company to sell certain notes and accounts receivable–trade, without recourse, to third parties in order to manage credit, collection, concentration and currency risk. The gross amounts sold (the gross proceeds) under these arrangements were $3.8 billion, $4.2 billion and $3.4 billion for the years ended December 31, 2025, 2024 and 2023, respectively. Within the notes and accounts receivables–trade sold and derecognized from the Consolidated Balance Sheet, $0.3 billion, $0.9 billion and $0.5 billion remained uncollected from customers at December 31, 2025, 2024 and 2023, respectively. The fees and the net gains and losses associated with the transfer of notes and accounts receivables–trade were not material for any of the periods presented. Refer to note K, “Financing Receivables,” for more information on transfers of financing receivables.
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
Supplier Financing
The company has supplier finance programs with third-party financial institutions where the company agrees to pay the financial institutions the stated amounts of invoices from participating suppliers on the originally invoiced maturity date, which have an average term of 90 to 120 days, consistent with the company's standard payment terms. The financial institutions offer earlier payment of the invoices at the sole discretion of the supplier for a discounted amount. The company does not provide secured legal assets or other forms of guarantees under the arrangements. The company is not a party to the arrangements between its suppliers and the financial institutions. These obligations are recognized as accounts payable in the Consolidated Balance Sheet. The obligations outstanding under these programs at December 31, 2025 and 2024 were $123 million and $110 million, respectively. The amount of the invoices received under these obligations during the twelve months ended December 31, 2025 and 2024 were $468 million and $512 million, respectively. The amount of invoices paid under these obligations during the twelve months ended December 31, 2025 and 2024 were $455 million and $503 million, respectively.
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
For all asset classes, the company has elected the lessee practical expedient to combine lease and non-lease components (e.g., maintenance services) and account for the combined unit as a single lease component. A significant portion of the company’s lease portfolio is real estate, which are mainly accounted for as operating leases, and are primarily used for corporate offices and data centers. The average term of the real estate leases is approximately five years. The company also has equipment leases, such as IT and semiconductor research equipment, which have lease terms that generally range from five to ten years. For certain of these operating and finance leases, the company applies a portfolio approach to account for the lease assets and lease liabilities.
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
NOTE B. ACCOUNTING CHANGES
New Standards to be Implemented
Intangibles - Goodwill and Other - Internal-Use Software
Standard/Description–Issuance date: September 2025. This guidance requires internal-use software development cost capitalization to begin when both of the following occur: management has authorized and committed to funding the software project and, it is probable the project will be completed and the software will be used to perform its intended function. This guidance eliminates accounting considerations of software development stages.
Effective Date and Adoption Considerations–The guidance is effective for the company for annual and interim reporting periods beginning January 1, 2028. Early adoption is permitted.
Effect on Financial Statements or Other Significant Matters–The company is evaluating the impact of the guidance in the consolidated financial results.
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
Effect on Financial Statements or Other Significant Matters–The company continues to evaluate the need for any changes to systems, processes, data or controls to meet the additional disclosure requirements. As the guidance is a change to disclosures only, it will impact the Notes to the Consolidated Financial Statements but will not impact the consolidated financial results.
Standards Implemented
Income Tax Disclosures
Standard/Description–Issuance date: December 2023. This guidance requires disaggregated disclosure of the tax rate reconciliation into eight categories, with further disaggregation required for items greater than a specific threshold. Additionally, the guidance requires the disclosure of income taxes paid disaggregated by federal, state and foreign jurisdictions.
Effective Date and Adoption Considerations–The guidance is effective for annual reporting periods beginning in 2025 and early adoption was permitted. The company adopted the guidance on a prospective basis as of the effective date.
Effect on Financial Statements or Other Significant Matters–The guidance is a change to disclosures only, that impacted note G, “Taxes,” but did not have an impact on the consolidated financial results.

Notes to the Consolidated Financial Statements International Business Machines Corporation and Subsidiary Companies	63
NOTE C. REVENUE RECOGNITION
Disaggregation of Revenue
In the first quarter of 2025, the company made changes to the reported revenue categories within its Software and Consulting reportable segments to better reflect the market opportunities and how IBM addresses them. Beginning January 1, 2025, the company reports revenue for Hybrid Cloud (Red Hat), Automation, Data and Transaction Processing within Software; and it no longer reports revenue for Hybrid Platform & Solutions. Within Consulting, the company reports revenue for Strategy and Technology and Intelligent Operations. These changes did not impact the company’s Consolidated Financial Statements or its reportable segments.
The following tables provide details of revenue by major products/service offerings and revenue by geography.
Revenue by Major Products/Service Offerings

($ in millions)
For the year ended December 31:	2025	2024 (1)	2023 (1)
Hybrid Cloud	$7,327	$6,490	$5,827
Automation	7,733	6,558	6,008
Data	6,299	5,629	5,461
Transaction Processing	8,603	8,408	7,714
Total Software	$29,962	$27,085	$25,011
Strategy and Technology	$11,537	$11,488	$11,430
Intelligent Operations	9,518	9,204	9,455
Total Consulting	$21,055	$20,692	$20,884
Hybrid Infrastructure	$10,618	$8,913	$9,215
Infrastructure Support	5,100	5,107	5,377
Total Infrastructure	$15,718	$14,020	$14,593
Financing (2)	$737	$713	$741
Other (3)	$63	$243	$632
Total Revenue	$67,535	$62,753	$61,860
(1)Recast to reflect January 2025 changes to the reported revenue categories within Software and Consulting segments.
(2)Contains lease and loan financing arrangements which are not subject to the guidance on revenue from contracts with customers.
(3)Includes reductions in revenue for estimated residual value less related unearned income on sales-type leases, which reflects the new z17 launch in June 2025. Refer to note A, "Significant Accounting Policies," for additional information. 2024 and 2023 include The Weather Company divested business which closed on January 31, 2024. Refer to note E, "Acquisitions & Divestitures," for additional information.

Revenue by Geography

($ in millions)
For the year ended December 31:	2025	2024	2023
Americas	$33,342	$31,266	$31,666
Europe/Middle East/Africa	22,189	19,429	18,492
Asia Pacific	12,004	12,058	11,702
Total	$67,535	$62,753	$61,860
Remaining Performance Obligations
The remaining performance obligation (RPO) disclosure provides the aggregate amount of the transaction price yet to be recognized as of the end of the reporting period and an explanation as to when the company expects to recognize these amounts in revenue. It is intended to be a statement of overall work under contract that has not yet been performed and does not include contracts in which the customer is not committed, such as certain as-a-Service, governmental, term software license and services offerings. The customer is not considered committed when they are able to terminate for convenience without payment of a substantive penalty. The disclosure includes estimates of variable consideration, except when the variable consideration is a sales-based or usage-based royalty promised in exchange for a license of IP. Additionally, as a practical expedient, the company does not include contracts that have an original duration of one year or less. RPO estimates are subject to change and are affected by several factors, including terminations, changes in the scope of contracts, periodic revalidations, adjustment for revenue that has not materialized and adjustments for currency.

64	Notes to the Consolidated Financial Statements International Business Machines Corporation and Subsidiary Companies
At December 31, 2025, the aggregate amount of the transaction price allocated to RPO related to customer contracts that are unsatisfied or partially unsatisfied was approximately $71 billion, of which approximately 67 percent is expected to be recognized as revenue in the subsequent two years, approximately 30 percent in the subsequent three to five years, and the balance thereafter.
Revenue Recognized for Performance Obligations Satisfied (or Partially Satisfied) in Prior Periods
For the year ended December 31, 2025, revenue for performance obligations satisfied or partially satisfied in previous periods was not material.
Reconciliation of Contract Balances
The following table provides information about notes and accounts receivable—trade, contract assets and deferred income balances.

($ in millions)
At December 31:	2025	2024
Notes and accounts receivable—trade (net of allowances of $99 in 2025 and $114 in 2024)	$8,112	$6,804
Contract assets (1)	482	433
Deferred income (current)	16,101	13,907
Deferred income (noncurrent)	4,271	3,622
(1)Included within prepaid expenses and other current assets in the Consolidated Balance Sheet.
The amount of revenue recognized during the year ended December 31, 2025 that was included within the deferred income balance at December 31, 2024 was $12.2 billion and primarily related to software and services.
The following table provides roll forwards of the notes and accounts receivable—trade allowance for expected credit losses for the years ended December 31, 2025 and 2024.

($ in millions)
January 1, 2025	Additions/(Releases)	Write-offs (1)	Foreign currency and Other	December 31, 2025
$114	$5	$(31)	$10	$99

January 1, 2024	Additions/(Releases)	Write-offs (1)	Foreign currency and Other	December 31, 2024
$192	$(2)	$(78)	$2	$114
(1)The majority of the write-offs during the period related to receivables which had been previously reserved.
The contract assets allowance for expected credit losses was not material in the years ended December 31, 2025 and 2024.
Deferred Costs

($ in millions)
At December 31:	2025	2024
Capitalized costs to obtain a contract	$966	$794
Deferred costs to fulfill a contract
Deferred setup costs	294	326
Other deferred fulfillment costs	649	628
Total deferred costs (1)	$1,909	$1,748
(1)Of the total deferred costs, $1,084 million was current and $825 million was noncurrent at December 31, 2025 and $959 million was current and $788 million was noncurrent at December 31, 2024.
The amount of total deferred costs amortized during the year ended December 31, 2025 was $1,661 million and there were no material impairment losses incurred. Refer to note A, “Significant Accounting Policies,” for additional information on deferred costs to fulfill a contract and capitalized costs of obtaining a contract.

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
The following tables reflect the results of continuing operations of the company’s segments consistent with the management and measurement system utilized within the company. Performance measurement is based on segment profit. The chief operating decision maker (CODM) considers budget-to-actual results of segment profit, both when evaluating the performance of and allocating resources to each of the segments as well as in developing certain compensation recommendations. The CODM reviews segment revenue, cost, and profit information related to each segment, which is included in the tables below, but does not regularly review assets by segment and therefore, such information is not presented.
Management System Segment View

($ in millions)
For the year ended December 31:	Software	Consulting	Infrastructure	Financing (1)	Segments
2025
Revenue	$29,962	$21,055	$15,718	$737	$67,472
Segment cost	4,951	15,134	6,502	403	26,990
Other expense and (income) (2)	15,091	3,457	5,757	(187)	24,118
Segment profit	9,920	2,464	3,458	521	16,364
Revenue year-to-year change	10.6%	1.8%	12.1%	3.3%	7.9%
Segment profit year-to-year change	14.2%	20.0%	41.2%	49.6%	20.9%
Segment profit margin	33.1%	11.7%	22.0%	70.7%	24.3%
2024
Revenue	$27,085	$20,692	$14,020	$713	$62,510
Segment cost	4,428	15,103	6,201	372	26,103
Other expense and (income) (2)	13,974	3,535	5,369	(6)	22,872
Segment profit	8,684	2,054	2,450	348	13,535
Revenue year-to-year change	8.3%	(0.9)%	(3.9)%	(3.7)%	2.1%
Segment profit year-to-year change	15.8%	(3.6)%	(13.4)%	(6.6)%	5.5%
Segment profit margin	32.1%	9.9%	17.5%	48.8%	21.7%
2023
Revenue	$25,011	$20,884	$14,593	$741	$61,229
Segment cost	4,289	15,297	6,406	384	26,376
Other expense and (income) (2)	13,222	3,458	5,359	(16)	22,023
Segment profit	7,499	2,130	2,828	373	12,829
(1)Refer to “Other Reportable Segment Items” section below for additional information on financing interest income and expense.
(2)Other expense and (income) by segment primarily includes:
Software - SG&A expense, R&D expense
Consulting - SG&A expense
Infrastructure - R&D expense, SG&A expense, Other expense, IP and custom development income
Financing - Intercompany financing net other income which reflects IBM Z product cycle dynamics, SG&A expense

66	Notes to the Consolidated Financial Statements International Business Machines Corporation and Subsidiary Companies
Reconciliations of IBM as Reported

($ in millions)
For the year ended December 31:	2025	2024	2023
Revenue
Total reportable segments	$67,472	$62,510	$61,229
Other—divested businesses	(2)	35	397
Other revenue (1)	65	207	235
Total revenue	$67,535	$62,753	$61,860

($ in millions)
For the year ended December 31:	2025	2024	2023
Pre-tax income from continuing operations
Total reportable segment profit	$16,364	$13,535	$12,829
Amortization of acquired intangible assets	(2,166)	(1,830)	(1,627)
Acquisition-related charges	(154)	(122)	(33)
Non-operating retirement-related (costs)/income (2)	(65)	(3,457)	39
Stock-based compensation (3)	(1,685)	(1,311)	(1,133)
Net interest excluding the Financing segment	(1,312)	(984)	(973)
Workforce rebalancing charges (3)	(653)	(692)	(435)
Other—divested businesses (4)	(33)	234	83
Unallocated corporate amounts and other (5)	31	425	(59)
Total pre-tax income from continuing operations	$10,328	$5,797	$8,690
(1)Includes reduction in revenue for the estimated residual value less related unearned income on sales-type leases, which reflects the z17 launch in June 2025. Refer to note A, "Significant Accounting Policies," for additional information.
(2)2024 includes the impact of pension settlement charges of $3.1 billion. Refer to note U, “Retirement-Related Benefits,” for additional information.
(3)Excludes certain acquisition-related charges.
(4)2024 includes a gain from the divestiture of The Weather Company assets. Refer to note E, “Acquisitions & Divestitures,” for additional information.
(5)2024 includes a gain from the sale of certain QRadar SaaS assets. Refer to note E, “Acquisitions & Divestitures,” for additional information.

Notes to the Consolidated Financial Statements International Business Machines Corporation and Subsidiary Companies	67
Other Reportable Segment Items
To ensure the efficient use of the company’s space and equipment, several segments may share leased or owned plant, property and equipment assets. Where assets are shared, landlord ownership of the assets is assigned to one segment. Depreciation expense in the table below is presented consistently with this ownership view. However, from a segment profit perspective, depreciation expense is allocated to each user segment. Therefore, there is no precise correlation between the depreciation expense presented below and segment profit.
Financing interest income reflects the income associated with Financing's external client transactions. Financing interest expense reflects the expense associated with intercompany loans set to substantially match the term, currency and interest rate variability underlying the financing receivables and secured borrowings both supporting Financing’s external client transactions. These secured borrowings are included in note O, “Borrowings.” Financing segment cost primarily reflects the cost of financing presented in IBM’s Consolidated Income Statement. Intercompany financing activities are recorded to other (income) and expense and are reflected in segment profit. These intercompany transactions are eliminated in IBM’s consolidated financial results.
Management System Segment View

($ in millions)
For the year ended December 31:	Software	Consulting	Infrastructure	Financing	Total Segments
2025
Depreciation/amortization of non-acquired intangibles	$532	$78	$1,130	$3	$1,743
Interest Income	—	—	—	705	705
Interest Expense	—	—	—	365	365
2024
Depreciation/amortization of non-acquired intangibles	$495	$100	$1,103	$9	$1,708
Interest Income	—	—	—	681	681
Interest Expense	—	—	—	369	369
2023
Depreciation/amortization of non-acquired intangibles	$510	$109	$1,018	$8	$1,646
Interest Income	—	—	—	680	680
Interest Expense	—	—	—	298	298
Immaterial Items
The resulting gains and (losses) from equity method investments that are attributable to the segments did not have a material effect on the financial position or the financial results of the segments.
Major Clients
No single client represented 10 percent or more of the company’s total revenue in 2025, 2024 or 2023.
Geographic Information
The following tables provide information for those countries that are 10 percent or more of the specific category.
Revenue (1)

($ in millions)
For the year ended December 31:	2025	2024	2023
United States	$26,892	$25,144	$25,309
Other countries	40,643	37,609	36,551
Total revenue	$67,535	$62,753	$61,860
(1)Revenues are attributed to countries based on the location of the client.

68	Notes to the Consolidated Financial Statements International Business Machines Corporation and Subsidiary Companies
Plant and Other Property–Net (1)

($ in millions)
At December 31:	2025	2024	2023
United States	$4,097	$4,009	$3,466
Other countries	1,797	1,717	2,027
Total	$5,894	$5,726	$5,492
(1)Excludes rental machines.
Operating Right-of-Use Assets–Net

($ in millions)
At December 31:	2025	2024	2023
United States	$1,016	$1,154	$1,249
India	428	365	218
Japan	258	324	340
Other countries	1,426	1,355	1,413
Total	$3,129	$3,197	$3,220
Revenue by Classes of Similar Products or Services
The following table presents external revenue for similar classes of products or services within the company’s reportable segments. Client solutions often include IBM software and systems and other suppliers’ products if the client solution requires it. For each of the segments that include services, SaaS, consulting, education, training and other product-related services are included as services. For each of these segments, software includes product license charges and ongoing subscriptions.

($ in millions)
For the year ended December 31:	2025	2024	2023
Software
Software	$26,493	$24,055	$22,409
Services	3,444	3,002	2,562
Systems	25	29	40
Consulting
Services	$20,801	$20,277	$20,515
Software	169	324	272
Systems	85	91	98
Infrastructure
Servers	$5,410	$3,693	$4,253
Maintenance	3,926	3,951	4,138
Storage	2,371	2,360	2,081
Services	2,216	2,262	2,463
Software	1,795	1,753	1,658
Financing
Financing	$705	$681	$680
Used equipment sales	32	32	60

Notes to the Consolidated Financial Statements International Business Machines Corporation and Subsidiary Companies	69
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
2025
In 2025, the company completed six acquisitions within the Software segment and four acquisitions within the Consulting segment at an aggregate cost of $9,346 million. These acquisitions are expected to enhance the company’s portfolio of products and services capabilities and further advance IBM’s hybrid cloud and AI strategy.
The following table reflects the purchase price related to these acquisitions and the resulting purchase price allocations as of December 31, 2025.

($ in millions)
	Amortization Life (in Years)	HashiCorp, Inc. (HashiCorp)	Other Acquisitions
Current assets (1)		$1,451	$227
Property, plant and equipment/noncurrent assets		457	109
Intangible assets
Goodwill	N/A	4,684	1,254
Client relationships	5—13	980	410
Completed technology	5—7	770	237
Trademarks	1—7	85	9
Total assets acquired		$8,427	$2,246
Current liabilities		478	246
Noncurrent liabilities		516	87
Total liabilities assumed		$993	$333
Total purchase price		$7,433	$1,912
(1)Includes $929 million of cash and cash equivalents and $331 million of short-term marketable securities acquired from HashiCorp at the acquisition date.
N/A–Not applicable
The valuation of the assets acquired and liabilities assumed is subject to revision. If additional information becomes available, the company may further revise the purchase price allocation as soon as practical, but no later than one year from the acquisition date; however, material changes are not expected.
HashiCorp–On February 27, 2025, the company completed the acquisition of all of the outstanding shares of HashiCorp. The combined IBM and HashiCorp portfolios help clients manage growing application and infrastructure complexity and create a comprehensive end-to-end hybrid cloud platform designed for the AI era. HashiCorp’s shareholders on record immediately prior to the effective time on the closing date received $35 per share in cash, representing a total equity value of approximately $7.2 billion. The following reflects the consideration paid related to the acquisition.

70	Notes to the Consolidated Financial Statements International Business Machines Corporation and Subsidiary Companies

($ in millions)
Total Consideration (1)
Cash paid for outstanding HashiCorp common stock	$7,212
Cash paid for HashiCorp equity awards	178
Cash consideration	$7,390
Fair value of stock-based compensation awards attributable to pre-acquisition services	40
Settlement of pre-existing relationships	3
Total consideration	$7,433
(1)As part of assets acquired, the company received $929 million of cash and cash equivalents and $331 million of short-term marketable securities from HashiCorp at the acquisition date.
Goodwill of $4,540 million and $144 million was assigned to the Software and Consulting segments, respectively. It is expected that none of the goodwill will be deductible for tax purposes. The overall weighted-average useful life of the identified amortizable intangible assets acquired was 9.8 years. In connection with the acquisition, the company issued and assumed 1.7 million stock awards with a fair value of $381 million. Refer to note T, "Stock-Based Compensation," for additional information. The acquisition was integrated into the Software segment.
Other Acquisitions–Goodwill of $781 million and $473 million was assigned to the Consulting and Software segments, respectively. It is expected that 3 percent of the goodwill will be deductible for tax purposes. The overall weighted-average useful life of the identified amortizable intangible assets acquired was 6.6 years.
Transaction Announced–On December 8, 2025, the company announced its intent to acquire all of the outstanding shares of Confluent, Inc. (Confluent). IBM's and Confluent's combined portfolios will enable enterprises to deploy generative and agentic AI better and faster by providing trusted communication and data flow between environments, applications and APIs. Under the terms of the definitive agreement, Confluent shareholders on record immediately prior to the effective time on the closing date will receive $31 per share in cash, representing a total enterprise value of approximately $11 billion. On February 12, 2026, Confluent stockholders voted to approve the merger with IBM. The transaction is expected to close by the middle of 2026, subject to regulatory approvals and other customary closing conditions. Upon closing, Confluent will be integrated into the Software segment.

Notes to the Consolidated Financial Statements International Business Machines Corporation and Subsidiary Companies	71
2024
In 2024, the company completed seven acquisitions within the Software segment and four acquisitions within the Consulting segment at an aggregate cost of $3,530 million.
The following table reflects the purchase price related to these acquisitions and the resulting purchase price allocations as of December 31, 2025. Net purchase price adjustments recorded in 2025 were not material.

($ in millions)
	Amortization Life (in Years)	StreamSets and webMethods	Other Acquisitions
Current assets		$362	$121
Property, plant and equipment/noncurrent assets		19	31
Intangible assets
Goodwill	N/A	1,074	894
Client relationships	1—7	680	167
Completed technology	5—7	550	181
Trademarks	1—7	45	6
Total assets acquired		$2,730	$1,401
Current liabilities		201	68
Noncurrent liabilities		254	78
Total liabilities assumed		$455	$145
Total purchase price		$2,275	$1,255
N/A–Not applicable
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
Other Acquisitions–Goodwill of $463 million, $423 million and $8 million was assigned to the Consulting, Software and Infrastructure segments, respectively. It is expected that 5 percent of the goodwill will be deductible for tax purposes. The overall weighted-average useful life of the identified amortizable intangible assets acquired was 6.7 years.

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
Divestitures
2024
The Weather Company Assets–On January 31, 2024, the company completed the sale of The Weather Company assets to Zephyr Buyer, L.P., a wholly-owned subsidiary of Francisco Partners (collectively, Francisco). Under the agreement, Francisco acquired The Weather Company assets from IBM for $1,100 million inclusive of $250 million of contingent consideration, of which $200 million is contingent on Francisco’s attainment of certain investment return metrics. The assets included The Weather Company’s digital consumer-facing offerings, The Weather Channel mobile and cloud-based digital properties including Weather.com, Weather Underground and Storm Radar, as well as its enterprise offerings for broadcast, media, aviation, advertising technology and data solutions for other emerging industries.
Upon closing, the company received cash proceeds of $750 million and provided seller financing to Francisco in the form of a $100 million loan with a term of seven years. The cash proceeds from the sale were primarily included in cash from investing activities within the Consolidated Statement of Cash Flows. The seller financing loan was repaid early by Francisco in the second quarter of 2025 and was also reflected in cash from investing activities. For the year ended December 31, 2024, the company recognized a pre-tax gain on sale of $243 million in other (income) and expense in the Consolidated Income Statement.

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

In connection with the sale of the QRadar SaaS assets, IBM and Palo Alto are facilitating the migration of QRadar SaaS and IBM's QRadar on-premise (on-prem) clients who choose to migrate to Palo Alto’s Cortex XSIAM, their security operations (SOC) platform. As part of the agreement, IBM receives incremental future cash payments from Palo Alto for QRadar on-prem clients who choose to migrate to the Cortex XSIAM platform. Until this migration is completed, or contracts expire, the contractual relationship with certain QRadar SaaS and IBM’s QRadar on-prem clients remains with IBM. IBM also provides Palo Alto with transition services including support, operations and other services for QRadar SaaS customer contracts. The client migrations to Cortex XSIAM platform and transition services did not have a material impact on IBM’s Consolidated Financial Statements in 2025.
NOTE F. OTHER (INCOME) AND EXPENSE
Components of other (income) and expense are as follows:

($ in millions)
For the year ended December 31:	2025	2024	2023
Other (income) and expense
(Gains)/losses on foreign currency transactions (1)	$993	$(458)	$116
(Gains)/losses on derivative instruments (1)	(641)	515	(17)
Interest income	(645)	(747)	(670)
Net (gains)/losses from securities and investment assets	7	(20)	(39)
Retirement-related costs/(income) (2)	65	3,457	(39)
Other (3)	(221)	(877)	(266)
Total other (income) and expense	$(442)	$1,871	$(914)
(1)The company uses financial hedging instruments to limit specific currency risks related to foreign currency-based transactions. The hedging program does not hedge 100 percent of currency exposures and defers, versus eliminates, the impact of currency. Refer to note S, “Derivative Financial Instruments,” for additional information on foreign exchange risk.
(2)2024 includes the impact of pension settlement charges of $3.1 billion. Refer to note U, “Retirement-Related Benefits,” for additional information.
(3)2024 includes pre-tax gains of $349 million from the sale of certain QRadar SaaS assets and $243 million from the divestiture of The Weather Company assets. Refer to note E, “Acquisitions & Divestitures,” for additional information.

74	Notes to the Consolidated Financial Statements International Business Machines Corporation and Subsidiary Companies
NOTE G. TAXES

($ in millions)
For the year ended December 31:	2025	2024	2023
Income/(loss) from continuing operations before income taxes
U.S. operations (1)	$(236)	$(3,405)	$(227)
Non-U.S. operations	10,564	9,202	8,917
Total income from continuing operations before income taxes	$10,328	$5,797	$8,690
(1)2024 includes the impact of a pension settlement charge of $2.7 billion. Refer to note U, “Retirement-Related Benefits,” for additional information.
The components of the income from continuing operations provision for/(benefit from) income taxes by taxing jurisdiction were as follows:

($ in millions)
For the year ended December 31:	2025	2024	2023
U.S. federal
Current	$(1,722)	$(335)	$560
Deferred	(119)	(2,204)	(1,371)
	$(1,842)	$(2,539)	$(811)
U.S. state and local
Current	$135	$152	$127
Deferred	(130)	(335)	(162)
	$5	$(183)	$(34)
Non-U.S.
Current	$2,303	$2,301	$1,594
Deferred	(708)	203	428
	$1,595	$2,504	$2,022
Total continuing operations provision for/(benefit from) income taxes	$(242)	$(218)	$1,176
Discontinued operations provision for/(benefit from) income taxes	$(20)	$6	$(9)
Total provision for/(benefit from) income taxes	$(262)	$(212)	$1,167
In addition to the total provision for/(benefit from) income taxes, net income includes social security, real estate, personal property and other taxes of approximately $3.0 billion in 2025.

Notes to the Consolidated Financial Statements International Business Machines Corporation and Subsidiary Companies	75
A reconciliation of the statutory U.S. federal tax rate to the company’s effective tax rate from continuing operations was as follows:

(in $ millions)
	2025
For the year ended December 31:	Amount	Percentage
U.S. federal statutory tax rate	$2,169	21%
State and local income taxes, net of federal income tax effect (1)	(130)	(1)
Foreign tax effects
Ireland
Statutory tax rate difference	(310)	(3)
Other	70	1
Singapore
Local taxes at a rate different than the statutory rate	(185)	(2)
Other	55	1
Brazil	203	2
Other foreign jurisdictions	656	6
Effect of changes in tax laws or rates enacted in the current period	308	3
Effect of cross-border tax laws
Current GILTI	427	4
Deferred GILTI	168	2
Foreign tax credits	(285)	(3)
Other	(22)	—
Tax credits
R&D	(265)	(3)
Changes in valuation allowances	(77)	(1)
Non-taxable or non-deductible items
Stock-based compensation	(217)	(2)
Other	(83)	(1)
Changes in unrecognized tax benefits	(2,754)	(27)
Other adjustments	33	—
Effective tax rate	$(242)	(2)%

For the year ended December 31:	2024	2023
Statutory rate	21%	21%
Tax differential on foreign income (2)	(13)	(3)
Domestic incentives (2)	(7)	(5)
State and local (2)	(2)	0
Other (2)	(3)	1
Effective tax rate	(4)%	14%
(1)Alabama, California, New Jersey, New York and Pennsylvania made up the majority (greater than 50 percent) of the tax effect in this category.
(2)2024 includes the impacts of pension settlement charges on tax differential on foreign income, domestic incentives, state and local, and other of (4) points, (3) points, (2) points, and (1) point, respectively. Refer to note U, “Retirement-Related Benefits,” for additional information.
Percentages rounded for disclosure purposes.
The significant components reflected within the 2024 and 2023 tax rate reconciliation labeled “Tax differential on foreign income” include the effects of foreign subsidiaries’ earnings taxed at rates other than the U.S. statutory rate, U.S. taxes on foreign income and any net impacts of intercompany transactions. These items also reflect audit settlements or changes in the amount of unrecognized tax benefits associated with each of these items.
The continuing operations effective tax rate was (2.3) percent, (3.8) percent, and 13.5 percent in 2025, 2024, and 2023, respectively. The 2025 effective tax rate was primarily driven by the resolution of certain tax audit matters. The 2024 effective tax rate was driven by the tax impact of the pension settlement charges and the resolution of certain tax audit matters. Refer to note U, “Retirement-Related Benefits,” for additional information relating to the pension settlement charges.

76	Notes to the Consolidated Financial Statements International Business Machines Corporation and Subsidiary Companies
The effect of tax law changes on deferred tax assets and liabilities was an income tax charge of approximately $300 million primarily driven by the enactment of H.R. 1 in July of 2025.
Deferred Tax Assets

($ in millions)
At December 31:	2025	2024
Retirement benefits	$1,691	$1,898
Leases	1,224	1,157
Share-based and other compensation	888	796
Tax losses/credits	3,923	3,615
Deferred income	797	790
Bad debt, inventory and warranty reserves	207	198
Depreciation	243	238
Accruals	418	395
Intangible assets	3,341	2,482
Capitalized R&D	4,426	4,185
Hedging	270	—
Other	994	784
Gross deferred tax assets	18,422	16,537
Less: valuation allowance	1,143	1,223
Net deferred tax assets	$17,279	$15,314
Deferred Tax Liabilities

($ in millions)
At December 31:	2025	2024
Goodwill and intangible assets	$3,305	$3,147
GILTI deferred taxes	1,606	1,200
Leases and right-of-use assets	1,578	1,483
Depreciation	548	438
Retirement benefits	1,473	1,478
Undistributed foreign earnings	321	211
Hedging	—	448
Other	620	746
Gross deferred tax liabilities	$9,450	$9,151
For financial reporting purposes, as of December 31, 2025, the company had loss carryforwards, the tax effect of which was $1,686 million, as well as credit carryforwards of $2,071 million. Substantially all of these carryforwards are available for at least two years and the majority are available for 10 years or more.
The valuation allowances as of December 31, 2025, 2024 and 2023 were $1,143 million, $1,223 million and $765 million, respectively. The amounts principally apply to certain loss carryforwards and credits. In the opinion of management, it is more likely than not that these assets will not be realized. However, to the extent that tax benefits related to these carryforwards and credits are realized in the future, the reduction in the valuation allowance will reduce income tax expense.

Notes to the Consolidated Financial Statements International Business Machines Corporation and Subsidiary Companies	77
The amount of unrecognized tax benefits at December 31, 2025 decreased by $2,220 million in 2025 to $6,655 million. A reconciliation of the beginning and ending amount of unrecognized tax benefits was as follows:

($ in millions)
	2025	2024	2023
Balance at January 1	$8,875	$8,772	$8,728
Additions based on tax positions related to the current year	316	667	296
Additions for tax positions of prior years	402	452	231
Reductions for tax positions of prior years	(2,843)	(955)	(457)
Settlements	(95)	(61)	(26)
Balance at December 31	$6,655	$8,875	$8,772
The additions and reductions to unrecognized tax benefits were primarily attributable to U.S. federal, state, and non-U.S. tax matters, including transfer pricing. The reductions for tax positions of prior years also include impacts due to lapse of statute of limitations and foreign currency translation adjustments.
The unrecognized tax benefits at December 31, 2025 of $6,655 million can be reduced by $709 million associated with timing adjustments, potential transfer pricing adjustments and state income taxes. The net amount of $5,946 million, if recognized, would favorably affect the company’s effective tax rate. The net amounts at December 31, 2024 and 2023 were $8,258 million and $8,205 million, respectively.
Interest and penalties related to income tax liabilities are included in income tax expense. During the year ended December 31, 2025, the company recognized a net benefit of $135 million of interest expense and penalties; during the years ended December 31, 2024 and 2023, the company recognized $282 million and $379 million, respectively, of interest expense and penalties. The company had $1,230 million and $1,560 million for the payment of interest and penalties accrued at December 31, 2025 and 2024, respectively.
The U.S. Internal Revenue Service (IRS) has proposed adjustments related to certain cross-border transactions with respect to the company's 2013-2014 and 2015-2016 U.S. income tax returns. The company strongly disagrees with the IRS’ proposed adjustments, filed IRS Appeals protests, and will pursue resolution at court, if necessary. In the fourth quarter of 2025, the IRS concluded its audit of the company's 2017-2018 U.S. income tax returns. The company strongly disagrees with certain adjustments proposed by the IRS and is evaluating its options to contest them. With respect to major U.S. state and foreign taxing jurisdictions, the company is generally no longer subject to tax examinations for years prior to 2016. The company is no longer subject to income tax examination of its U.S. federal tax return for years prior to 2013. The open years contain matters that could be subject to differing interpretations of applicable tax laws and regulations as it relates to the amount and/or timing of income, deductions, and tax credits. Although the outcome of tax audits is always uncertain, the company believes that adequate amounts of tax, interest and penalties have been provided for any adjustments that are expected to result for these years.

Within consolidated retained earnings at December 31, 2025 were undistributed after-tax earnings from certain non-U.S. subsidiaries that were not indefinitely reinvested. At December 31, 2025, the company had a deferred tax liability of $321 million for the estimated taxes associated with the repatriation of these earnings. Quantification of the deferred tax liability, if any, associated with indefinitely reinvested earnings and other outside basis differences was not practicable.

Income Taxes Paid—Net of Refunds Received
Cash paid for income taxes, net of refunds received, by jurisdiction for the year ended December 31, 2025 was as follows:

($ in millions)
For the year ended December 31:	2025
U.S. federal	$218
U.S. state and local	92
Non-U.S.
Brazil	197
Japan	154
Singapore	113
All other non-U.S.	1,174
Income taxes paid—net of refunds received	$1,948

78	Notes to the Consolidated Financial Statements International Business Machines Corporation and Subsidiary Companies
NOTE H. EARNINGS PER SHARE
The following table presents the computation of basic and diluted earnings per share of common stock.

($ in millions except per share amounts)
For the year ended December 31:	2025 (1)	2024 (1)	2023
Weighted-average number of shares on which earnings per share calculations are based
Basic	932,293,927	921,767,834	911,210,319
Add—incremental shares under stock-based compensation plans	13,853,308	13,012,755	8,700,951
Add—incremental shares associated with contingently issuable shares	2,527,994	2,380,636	2,162,558
Assuming dilution	948,675,228	937,161,224	922,073,828
Income from continuing operations	$10,571	$6,015	$7,514
Income/(loss) from discontinued operations, net of tax	22	8	(12)
Net income on which basic and dilutive earnings per share is calculated	$10,593	$6,023	$7,502
Earnings/(loss) per share of common stock
Assuming dilution
Continuing operations	$11.14	$6.42	$8.15
Discontinued operations	0.02	0.01	(0.01)
Total	$11.17	$6.43	$8.14
Basic
Continuing operations	$11.34	$6.53	$8.25
Discontinued operations	0.02	0.01	(0.01)
Total	$11.36	$6.53	$8.23
(1)Refer to "Basis of Presentation" in note A, "Significant Accounting Policies," for additional information.
Weighted-average stock options to purchase 1,381,290 common shares in 2025, 764,673 common shares in 2024 and 1,761,463 common shares in 2023 were outstanding, but were not included in the computation of diluted earnings per share because the exercise price of the options was greater than the average market price of the common shares for the full year, and therefore, the effect would have been antidilutive.

Notes to the Consolidated Financial Statements International Business Machines Corporation and Subsidiary Companies	79
NOTE I. FINANCIAL ASSETS & LIABILITIES
Fair Value Measurements
Financial Assets and Liabilities Measured at Fair Value on a Recurring Basis
The following table presents the company’s financial assets and financial liabilities that are measured at fair value on a recurring basis at December 31, 2025 and 2024.

($ in millions)
	Fair Value	2025		2024
At December 31:	Hierarchy Level	Assets (5)	Liabilities (6)	Assets (5)	Liabilities (6)
Cash equivalents (1)
Time deposits, certificates of deposit and other (2)	2	$7,072	N/A	$6,663	N/A
Money market funds	1	413	N/A	284	N/A
Total cash equivalents		$7,485	N/A	$6,948	N/A
Debt securities–current (2) (3)	2	830	N/A	644	N/A
Debt securities–noncurrent (2) (4)	2,3	9	N/A	124	N/A
Derivatives designated as hedging instruments
Interest rate contracts	2	2	171	—	362
Foreign exchange contracts	2	545	325	645	294
Derivatives not designated as hedging instruments
Foreign exchange contracts	2	12	14	22	43
Equity contracts	2	34	3	4	27
Total		$8,916	$513	$8,386	$726
(1)Included within cash and cash equivalents in the Consolidated Balance Sheet.
(2)Available-for-sale debt securities with carrying values that approximate fair value.
(3)Term deposits and government securities that are reported within marketable securities in the Consolidated Balance Sheet.
(4)2024 assets include a seller financing loan of approximately $100 million in connection with the divestiture of The Weather Company assets that was repaid early by the debtor in the second quarter of 2025, and was reported within investments and sundry assets in the Consolidated Balance Sheet. Refer to note E, “Acquisitions & Divestitures,” for additional information.
(5)The gross balances of derivative assets contained within prepaid expenses and other current assets, and investments and sundry assets in the Consolidated Balance Sheet at December 31, 2025 were $232 million and $361 million, respectively, and at December 31, 2024 were $575 million and $96 million, respectively.
(6)The gross balances of derivative liabilities contained within other accrued expenses and liabilities, and other liabilities in the Consolidated Balance Sheet at December 31, 2025 were $254 million and $259 million, respectively, and at December 31, 2024 were $262 million and $463 million, respectively.
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
Loans and Long-Term Receivables
Fair values are based on discounted future cash flows using current interest rates offered for similar loans to clients with similar credit ratings for the same remaining maturities. At December 31, 2025 and 2024, the difference between the carrying amount and estimated fair value for loans and long-term receivables was not material. If measured at fair value in the financial statements, these financial instruments would be classified as Level 3 in the fair value hierarchy.
Long-Term Debt
The majority of the company’s long-debt portfolio is comprised of publicly traded debt, and its fair value is based on quoted market prices for the identical liability when traded as an asset in an active market (Level 1). For other long-term debt (including long-term finance lease liabilities) for which a quoted market price is not available, an expected present value technique that uses rates currently available to the company for debt with similar terms and remaining maturities is used to estimate fair value (Level 2). The carrying amount of long-term debt was $54,836 million and $49,884 million, and the estimated fair value was $52,703 million and $47,389 million at December 31, 2025 and 2024, respectively.

80	Notes to the Consolidated Financial Statements International Business Machines Corporation and Subsidiary Companies
NOTE J. INVENTORY

($ in millions)
At December 31:	2025	2024
Finished goods	$230	$134
Work in process and raw materials	990	1,155
Total	$1,220	$1,289
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
A summary of the components of the company’s financing receivables is presented as follows:

($ in millions)
	Client Financing Receivables
	Client Loan and Installment Payment Receivables (Loans)	Investment in Sales-Type and Direct Financing Leases	Commercial Financing Receivables
At December 31, 2025:			Held for Investment	Held for Sale (1)	Total
Financing receivables, gross	$9,634	$4,338	$1,865	$1,131	$16,968
Unearned income	(710)	(479)	—	—	(1,189)
Unguaranteed residual value	—	545	—	—	545
Amortized cost	$8,925	$4,403	$1,865	$1,131	$16,324
Allowance for credit losses	(69)	(67)	(5)	—	(141)
Total financing receivables, net	$8,856	$4,336	$1,861	$1,131	$16,184
Current portion	$4,226	$1,257	$1,861	$1,131	$8,475
Noncurrent portion	$4,630	$3,079	$—	$—	$7,708

($ in millions)
	Client Financing Receivables
	Client Loan and Installment Payment Receivables (Loans)	Investment in Sales-Type and Direct Financing Leases	Commercial Financing Receivables
At December 31, 2024:			Held for Investment	Held for Sale (1)	Total
Financing receivables, gross	$7,425	$3,406	$1,322	$900	$13,052
Unearned income	(547)	(344)	—	—	(891)
Unguaranteed residual value	—	479	—	—	479
Amortized cost	$6,878	$3,540	$1,322	$900	$12,639
Allowance for credit losses	(73)	(50)	(5)	—	(128)
Total financing receivables, net	$6,804	$3,491	$1,317	$900	$12,512
Current portion	$3,535	$1,408	$1,317	$900	$7,159
Noncurrent portion	$3,269	$2,083	$—	$—	$5,353
(1)The carrying value of the receivables classified as held for sale approximates fair value.
The company has a long-standing practice of taking mitigation actions, in certain circumstances, to transfer credit risk to third parties. These actions may include credit insurance, financial guarantees, nonrecourse secured borrowings, true sales or sales of equipment under operating lease. Sale of receivables arrangements are also utilized in the normal course of business as part of the company’s cash and liquidity management.
Financing receivables pledged as collateral for secured borrowings were $84 million and $213 million at December 31, 2025 and 2024, respectively. These borrowings are included in note O, “Borrowings.”

Notes to the Consolidated Financial Statements International Business Machines Corporation and Subsidiary Companies	81
Transfer of Financial Assets
Effective January 1, 2025, the company extended its existing agreement for a 26-month term with a third-party investor to sell up to $1.3 billion of IBM short-term commercial financing receivables on a revolving basis. In addition, the company enters into agreements with third-party financial institutions to sell certain of its client financing receivables, including both loan and lease receivables, for cash proceeds. There were no material client financing receivables transferred for the years ended December 31, 2025 and 2024.
The following table presents the total amount of commercial financing receivables transferred.

($ in millions)
For the year ended December 31:	2025	2024
Commercial financing receivables
Receivables transferred during the period	$8,035	$7,860
Receivables uncollected at end of period (1)	$1,052	$1,150
(1)Of the total amount of commercial financing receivables sold and derecognized from the Consolidated Balance Sheet, the amounts presented remained uncollected from business partners as of December 31, 2025 and 2024.
The transfer of these receivables qualified as true sales and therefore reduced financing receivables. The cash proceeds from the sales are included in cash flows from operating activities. For the years ended December 31, 2025 and 2024, the net loss, including fees, associated with the transfer of commercial financing receivables was $50 million and $68 million, respectively, and is included in other (income) and expense in the Consolidated Income Statement. For the company’s policy on determining treatment for transfer of financial assets, refer to note A, “Significant Accounting Policies.”
Financing Receivables by Portfolio Segment
The following tables present the amortized cost basis for client financing receivables at December 31, 2025 and 2024, further segmented by three classes: Americas, Europe/Middle East/Africa (EMEA) and Asia Pacific. The commercial financing receivables portfolio segment is excluded from the tables in the sections below as the receivables are short term in nature and the current estimated risk of loss and resulting impact to the company’s financial results are not material.

($ in millions)
At December 31, 2025:	Americas	EMEA	Asia Pacific	Total
Amortized cost	$7,278	$4,440	$1,610	$13,328
Allowance for credit losses
Beginning balance at January 1, 2025	$69	$45	$9	$123
Write-offs	(16)	(1)	(5)	(22)
Recoveries	0	0	0	1
Additions/(releases)	10	10	2	22
Other (1)	7	6	0	13
Ending balance at December 31, 2025	$69	$60	$7	$136

($ in millions)
At December 31, 2024:	Americas	EMEA	Asia Pacific	Total
Amortized cost	$5,861	$3,128	$1,429	$10,418
Allowance for credit losses
Beginning balance at January 1, 2024	$92	$48	$11	$150
Write-offs	(2)	(1)	0	(3)
Recoveries	1	0	0	1
Additions/(releases)	(10)	0	(2)	(12)
Other (1)	(11)	(2)	0	(14)
Ending balance at December 31, 2024	$69	$45	$9	$123
(1)Primarily represents translation adjustments.
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

($ in millions)
At December 31, 2025:	Total Amortized Cost	Amortized Cost > 90 Days (1)	Amortized Cost > 90 Days and Accruing (1)	Billed Invoices > 90 Days and Accruing	Amortized Cost Not Accruing (2)
Americas	$7,278	$70	$20	$1	$50
EMEA	4,440	33	$0	0	33
Asia Pacific	1,610	6	3	0	3
Total client financing receivables	$13,328	$108	$24	$1	$85

($ in millions)
At December 31, 2024:	Total Amortized Cost	Amortized Cost > 90 Days (1)	Amortized Cost > 90 Days and Accruing (1)	Billed Invoices > 90 Days and Accruing	Amortized Cost Not Accruing (2)
Americas	$5,861	$66	$7	$1	$62
EMEA	3,128	29	1	0	28
Asia Pacific	1,429	8	0	0	7
Total client financing receivables	$10,418	$103	$8	$1	$97
(1)At a contract level, which includes total billed and unbilled amounts for financing receivables aged greater than 90 days.
(2)Of the amortized cost not accruing, there was a related allowance of $83 million and $94 million at December 31, 2025 and 2024, respectively. Financing income recognized on these receivables was not material for the years ended December 31, 2025 and 2024.
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
The following tables present the amortized cost basis for client financing receivables by credit quality indicator at December 31, 2025 and 2024, respectively. Receivables with a credit quality indicator ranging from Aaa to Baa3 are considered investment grade. All others are considered non-investment grade. The credit quality indicators reflect mitigating credit enhancement actions taken by customers which reduce the risk to IBM. Gross write-offs by vintage year at December 31, 2025 were not material.

($ in millions)
	Americas		EMEA		Asia Pacific
At December 31, 2025:	Aaa - Baa3	Ba1 - C	Aaa - Baa3	Ba1 - C	Aaa - Baa3	Ba1 - C
Vintage year
2025	$3,979	$644	$2,223	$501	$777	$93
2024	1,142	220	715	296	330	46
2023	708	181	262	143	177	9
2022	237	27	118	74	126	17
2021	73	4	42	8	25	1
2020 and prior	15	49	15	41	5	4
Total	$6,153	$1,125	$3,376	$1,064	$1,440	$170

Notes to the Consolidated Financial Statements International Business Machines Corporation and Subsidiary Companies	83

($ in millions)
	Americas		EMEA		Asia Pacific
At December 31, 2024:	Aaa - Baa3	Ba1 - C	Aaa - Baa3	Ba1 - C	Aaa - Baa3	Ba1 - C
Vintage year
2024	$2,080	$621	$1,145	$514	$616	$77
2023	1,372	310	341	258	285	19
2022	950	113	408	194	254	26
2021	233	24	125	27	69	5
2020	43	17	29	15	36	8
2019 and prior	53	44	37	35	26	7
Total	$4,732	$1,129	$2,085	$1,043	$1,287	$142
Modifications
The company did not have any significant modifications due to clients experiencing financial difficulty for the years ended December 31, 2025 and 2024.
NOTE L. PROPERTY, PLANT & EQUIPMENT

($ in millions)
At December 31:	2025	2024
Land and land improvements	$182	$179
Buildings and building and leasehold improvements	4,807	4,825
Information technology equipment	8,885	8,895
Production, engineering, office and other equipment	4,000	3,792
Total—gross	17,874	17,691
Less: Accumulated depreciation	11,975	11,959
Total—net	$5,899	$5,731
NOTE M. LEASES
Accounting for Leases as a Lessee
The following table presents the various components of lease costs.

($ in millions)
For the year ended December 31:	2025	2024	2023
Finance lease cost	$331	$229	$114
Operating lease cost	1,027	1,018	1,013
Short-term lease cost	6	9	9
Variable lease cost	300	321	331
Sublease income	(25)	(39)	(61)
Total lease cost	$1,639	$1,537	$1,406
The company did not have any sale and leaseback transactions for the year ended December 31, 2025. The company had net gains on sale and leaseback transactions of $17 million and $145 million for the years ended December 31, 2024 and 2023, respectively.

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

($ in millions)
For the year ended December 31:	2025	2024	2023
Cash paid for amounts included in the measurement of lease liabilities
Operating cash outflows from finance leases	$58	$43	$16
Financing cash outflows from finance leases	280	189	75
Operating cash outflows from operating leases	1,011	961	961
ROU assets obtained in exchange for new finance lease liabilities	444	698	355
ROU assets obtained in exchange for new operating lease liabilities	658	988	1,220
The following table presents the weighted-average lease term and discount rate for finance and operating leases.

At December 31:	2025	2024
Finance leases
Weighted-average remaining lease term (in years)	4.9	6.0
Weighted-average discount rate	4.85%	5.03%
Operating leases
Weighted-average remaining lease term (in years)	6.4	6.4
Weighted-average discount rate	5.07%	4.91%
The following table presents a maturity analysis of expected undiscounted cash flows for operating and finance leases on an annual basis for the next five years and thereafter.

($ in millions)
	2026	2027	2028	2029	2030	Thereafter	Imputed Interest (1)	Total (2)
Finance leases	$331	$313	$225	$182	$94	$152	$(145)	$1,153
Operating leases	935	780	562	430	277	974	(612)	3,347
(1)Imputed interest represents the difference between undiscounted cash flows and discounted cash flows.
(2)The company entered into lease agreements, primarily related to operating leases, for certain facilities and equipment with payments totaling approximately $314 million that have not yet commenced as of December 31, 2025, and therefore are not included in this table.
The following table presents information on the company’s finance leases recognized in the Consolidated Balance Sheet.

($ in millions)
At December 31:	2025	2024
ROU assets—Property, plant and equipment	$1,170	$984
Lease liabilities
Short-term debt	279	198
Long-term debt	874	803

Notes to the Consolidated Financial Statements International Business Machines Corporation and Subsidiary Companies	85
Accounting for Leases as a Lessor
The following table presents amounts included in the Consolidated Income Statement related to lessor activity.

($ in millions)
For the year ended December 31:	2025	2024	2023
Lease income—sales-type and direct financing leases
Sales-type lease selling price	$2,226	$865	$1,280
Less: Carrying value of underlying assets (1)	(528)	(176)	(245)
Gross profit	1,697	689	1,034
Interest income on lease receivables	243	268	242
Total sales-type and direct financing lease income	1,940	958	1,276
Lease income—operating leases	43	60	93
Variable lease income	74	68	68
Total lease income	$2,058	$1,085	$1,437
(1)Excludes unguaranteed residual value.
Sales-Type and Direct Financing Leases
At December 31, 2025 and 2024, the unguaranteed residual values of sales-type and direct financing leases were $545 million and $479 million, respectively. Refer to note K, “Financing Receivables,” for additional information on the company’s net investment in leases.
For the years ended December 31, 2025 and 2024, impairment of residual values was not material.
The following table presents a maturity analysis of the lease payments due to IBM on sales-type and direct financing leases over the next five years and thereafter, as well as a reconciliation of the undiscounted cash flows to the financing receivables recognized in the Consolidated Balance Sheet at December 31, 2025.

($ in millions)
Total
2026	$1,470
2027	1,227
2028	874
2029	509
2030	203
Thereafter	55
Total undiscounted cash flows	$4,338
Present value of lease payments (recognized as financing receivables) (1)	3,858
Difference between undiscounted cash flows and discounted cash flows	$479
(1)The present value of the lease payments will not equal the financing receivables balances in note K, "Financing Receivables," due to certain items, including IDCs, allowance for credit losses and residual values, which are included in the financing receivables balances, but are not included in the future lease payments.

86	Notes to the Consolidated Financial Statements International Business Machines Corporation and Subsidiary Companies
NOTE N. INTANGIBLE ASSETS INCLUDING GOODWILL
Intangible Assets
The following tables present the company’s intangible asset balances by major asset class.

($ in millions)
At December 31, 2025:	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount (1)
Intangible asset class
Capitalized software	$1,388	$(424)	$964
Client relationships	11,261	(5,602)	5,659
Completed technology	7,399	(4,096)	3,304
Patents/trademarks	2,030	(665)	1,365
Other (2)	139	(40)	99
Total	$22,218	$(10,827)	$11,391

($ in millions)
At December 31, 2024:	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount (1)
Intangible asset class
Capitalized software	$1,282	$(492)	$790
Client relationships	9,704	(4,387)	5,317
Completed technology	6,297	(3,164)	3,132
Patents/trademarks	1,826	(519)	1,307
Other (2)	138	(24)	114
Total	$19,247	$(8,587)	$10,660
(1)Amounts at December 31, 2025 and 2024 include an increase in the net intangible asset balance of $182 million and a decrease in the net intangible asset balance of $126 million, respectively, due to foreign currency translation.
(2)Other intangibles are primarily acquired proprietary and nonproprietary technology licenses, data, business processes, methodologies and systems.
There was no impairment of intangible assets recorded in 2025 and 2024. The net carrying amount of intangible assets increased $731 million during the year ended December 31, 2025, primarily due to additions of acquired intangibles from business combinations of $2,491 million, primarily driven by the acquisition of HashiCorp in the first quarter of 2025, and additions of capitalized software, partially offset by intangible asset amortization. The aggregate intangible amortization expense was $2,737 million and $2,499 million for the years ended December 31, 2025 and 2024, respectively. In addition, in 2025 and 2024, respectively, the company retired $725 million and $923 million of fully amortized intangible assets, impacting both the gross carrying amount and accumulated amortization by this amount.
The future amortization expense relating to intangible assets currently recorded in the Consolidated Balance Sheet is estimated to be the following at December 31, 2025:

($ in millions)	Capitalized Software	Acquired Intangibles	Total
2026	$490	$2,283	$2,773
2027	333	2,245	2,578
2028	141	1,939	2,081
2029	0	1,254	1,254
2030	—	812	812
Thereafter	—	1,894	1,894

Notes to the Consolidated Financial Statements International Business Machines Corporation and Subsidiary Companies	87
Goodwill
The changes in the goodwill balances by reportable segment for the years ended December 31, 2025 and 2024 are as follows:

($ in millions)
Segment	Balance at January 1, 2025	Goodwill Additions	Purchase Price Adjustments	Divestitures	Foreign Currency Translation and Other Adjustments (1)	Balance at December 31, 2025
Software	$47,136	$5,004	$(8)	$—	$855	$52,987
Consulting	9,206	908	10	—	217	10,341
Infrastructure	4,363	—	0	0	26	4,389
Other	—	—	—	—	—	—
Total	$60,706	$5,912	$1	$0	$1,098	$67,717

($ in millions)
Segment	Balance at January 1, 2024	Goodwill Additions	Purchase Price Adjustments	Divestitures	Foreign Currency Translation and Other Adjustments (1)	Balance at December 31, 2024
Software	$46,447	$1,511	$(51)	$—	$(770)	$47,136
Consulting	8,883	469	(3)	(1)	(142)	9,206
Infrastructure	4,384	8	(1)	—	(28)	4,363
Other (2)	464	—	—	(464)	—	—
Total	$60,178	$1,987	$(55)	$(465)	$(940)	$60,706
(1)Primarily driven by foreign currency translation.
(2)In the first quarter of 2024, the company derecognized goodwill related to the divestiture of The Weather Company assets. Refer to note E, "Acquisitions & Divestitures," for additional information.
Goodwill additions recorded in 2025 were primarily driven by the acquisition of HashiCorp. Refer to note E, "Acquisitions & Divestitures," for additional information.
There were no goodwill impairment losses recorded during 2025 or 2024, and the company has no accumulated impairment losses. Purchase price adjustments recorded in 2025 and 2024 were related to acquisitions that were still subject to the measurement period that ends at the earlier of 12 months from the acquisition date or when information becomes available. Net purchase price adjustments recorded in 2025 and 2024 were not material.
NOTE O. BORROWINGS
Short-Term Debt
The company’s total short-term debt at December 31, 2025 and 2024 was $6,424 million and $5,089 million, respectively, and primarily consisted of current maturities of long-term debt detailed in “Long-Term Debt” below.

88	Notes to the Consolidated Financial Statements International Business Machines Corporation and Subsidiary Companies
Long-Term Debt
Pre-Swap Borrowing

($ in millions)
At December 31:	Maturities	2025	2024
U.S. dollar debt (weighted-average interest rate at December 31, 2025): (1)
5.1%	2025	—	1,601
3.7%	2026	5,800	5,800
3.3%	2027	4,119	4,119
4.8%	2028	2,319	1,313
3.6%	2029	3,757	3,750
3.2%	2030	2,355	1,350
4.8%	2031	500	500
4.6%	2032	2,700	1,850
4.8%	2033	750	750
4.9%	2034	1,000	1,000
5.2%	2035	900	—
8.0%	2038	83	83
4.5%	2039	2,745	2,745
2.9%	2040	650	650
4.0%	2042	1,107	1,107
5.3%	2044	1,000	1,000
7.0%	2045	27	27
4.7%	2046	650	650
4.3%	2049	3,000	3,000
3.0%	2050	750	750
4.2%	2052	1,400	1,400
5.1%	2053	650	650
5.3%	2054	1,400	1,400
5.7%	2055	1,000	—
7.1%	2096	316	316
		$38,979	$35,813
Euro debt (weighted-average interest rate at December 31, 2025): (1)
1.6%	2025	—	3,106
2.3%	2027	2,349	2,071
0.7%	2028	2,114	1,863
1.5%	2029	1,174	1,035
1.7%	2030	2,055	1,035
2.7%	2031	2,936	2,588
0.7%	2032	1,879	1,656
3.2%	2033	1,292	—
1.3%	2034	1,174	1,035
3.8%	2035	1,174	1,035
3.5%	2037	1,057	—
1.2%	2040	998	880
4.0%	2043	1,174	1,035
3.8%	2045	881	—
		$20,258	$17,340
Other currencies (weighted-average interest rate at December 31, 2025): (1)
Pound sterling (4.9%)	2038	1,009	939
Japanese yen (1.0%)	2026–2028	811	808
Other (13.8%)	2026–2027	78	212
		$61,134	$55,111
Finance lease obligations (5.1% weighted-average interest rate at December 31, 2025)	2026–2035	1,153	1,000
		$62,286	$56,112
Less: net unamortized discount		806	824
Less: net unamortized debt issuance costs		185	168
Add: fair value adjustment (2)		(36)	(176)
		$61,259	$54,943
Less: current maturities		6,424	5,059
Total		$54,836	$49,884
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
In the first quarter of 2024, IBM International Capital Pte. Ltd (IIC), a wholly owned finance subsidiary of the company, issued $5.5 billion of U.S. dollar fixed-rate notes (IIC Notes) in tranches with maturities ranging from 2 to 30 years and coupons ranging from 4.6 to 5.3 percent. IIC is a 100 percent owned finance subsidiary of IBM, as described by the SEC in Rule 13-01(a)(4)(vi) of Regulation S-X, the primary purpose of which is to borrow money to be made available for the benefit of IBM and its affiliates. The IIC Notes are fully and unconditionally guaranteed by IBM, and no other subsidiary of IBM guarantees the IIC Notes.
In the first quarter of 2025, the company issued $3.6 billion of Euro fixed-rate notes in tranches with maturities ranging from 5 to 20 years and coupons ranging from 2.9 to 3.8 percent; and $4.75 billion of U.S. dollar fixed-rate notes in tranches with maturities ranging from 3 to 30 years and coupons ranging from 4.65 to 5.7 percent.
Post-Swap Borrowing (Long-Term Debt, Including Current Portion)

($ in millions)
	2025		2024
At December 31:	Amount	Weighted-Average Interest Rate	Amount	Weighted-Average Interest Rate
Fixed-rate debt	$54,004	3.5%	$47,712	3.3%
Floating-rate debt (1)	7,255	5.0%	7,231	5.6%
Total	$61,259		$54,943
(1)Includes $6,725 million in both 2025 and 2024, of notional interest-rate swaps that effectively convert fixed-rate long-term debt into floating-rate debt. Refer to note S, “Derivative Financial Instruments,” for additional information.
Pre-swap annual contractual obligations of long-term debt outstanding at December 31, 2025, are as follows:

($ in millions)
Total
2026	$6,425
2027	6,753
2028	5,172
2029	5,095
2030	4,492
Thereafter	34,348
Total	$62,286

90	Notes to the Consolidated Financial Statements International Business Machines Corporation and Subsidiary Companies
Interest on Debt

($ in millions)
For the year ended December 31:	2025	2024	2023
Cost of financing	$365	$336	$334
Interest expense	1,935	1,712	1,607
Interest capitalized	4	12	9
Total interest paid and accrued	$2,305	$2,060	$1,949
Refer to the related discussion in note D, “Segments,” for interest expense of the Financing segment. Refer to note S, “Derivative Financial Instruments,” for a discussion of the use of foreign currency denominated debt designated as a hedge of net investment, as well as a discussion of the use of currency and interest-rate swaps in the company’s debt risk management program.
Lines of Credit
The company has a $2.5 billion Three-Year Credit Agreement and a $7.5 billion Five-Year Credit Agreement (the Credit Agreements) with maturity dates of June 20, 2028 and June 22, 2030, respectively. The Credit Agreements permit the company and its subsidiary borrowers to borrow up to $10 billion on a revolving basis. The total expense recorded by the company related to these agreements was not material in all periods presented. Subject to certain conditions stated in the Credit Agreements, the borrower may borrow, prepay and re-borrow amounts under the Credit Agreements at any time during the term of such agreements. Funds borrowed may be used for the general corporate purposes of the borrower.
Interest rates on borrowings under the Credit Agreements will be based on prevailing market interest rates, as further described in the Credit Agreements. The Credit Agreements contain customary representations and warranties, covenants, events of default, and indemnification provisions. The company believes that circumstances that might give rise to breach of these covenants or an event of default, as specified in the Credit Agreements, are remote. As of December 31, 2025, there were no borrowings by the company under the Credit Agreements.
The company also has other committed lines of credit in some of the geographies which are not significant in the aggregate. Interest rates and other terms of borrowing under these lines of credit vary from country to country, depending on local market conditions. As of December 31, 2025, there were no material borrowings by the company under these credit facilities.
NOTE P. OTHER LIABILITIES

($ in millions)
At December 31:	2025	2024
Income tax reserves	$5,671	$6,865
Deferred taxes	781	815
Excess Savings Plan	1,545	1,445
Disability benefits	278	274
Derivative liabilities	259	463
Workforce reductions	424	445
Environmental accruals	207	204
Other	645	536
Total	$9,810	$11,048
In response to changing business needs, the company periodically takes workforce reduction actions to improve productivity, cost competitiveness and to rebalance skills. The noncurrent future payments associated with these activities are reflected in the workforce reductions caption in the previous table. The noncurrent liabilities are workforce accruals primarily related to terminated employees who are no longer working for the company and who were granted annual payments to supplement their incomes in certain countries. Depending on the individual country’s legal requirements, these required payments will continue until the former employee begins receiving pension benefits or passes away. The total amounts accrued for workforce reductions, including amounts classified as other accrued expenses and liabilities in the Consolidated Balance Sheet, were $741 million and $665 million at December 31, 2025 and 2024, respectively.
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
actual or anticipated insurance recoveries, were $250 million and $247 million at December 31, 2025 and 2024, respectively. Estimated environmental costs are not expected to materially affect the consolidated financial position or consolidated results of the company’s operations in future periods. However, estimates of future costs are subject to change due to protracted cleanup periods, changing environmental remediation regulations and changes in assumptions.
As of December 31, 2025, the company was unable to estimate the range of settlement dates and the related probabilities for certain asbestos remediation AROs. These conditional AROs are primarily related to the encapsulated structural fireproofing that is not subject to abatement unless the buildings are demolished and non-encapsulated asbestos that the company would remediate only if it performed major renovations of certain existing buildings. Because these conditional obligations have indeterminate settlement dates, the company could not develop a reasonable estimate of their fair values. The company will continue to assess its ability to estimate fair values at each future reporting date. The related liability will be recognized once sufficient additional information becomes available. The total amounts accrued for ARO liabilities, including amounts classified as current in the Consolidated Balance Sheet at December 31, 2025 and 2024, were not material.
NOTE Q. COMMITMENTS & CONTINGENCIES
Commitments
The company’s extended lines of credit to third-party entities include unused amounts of $1.7 billion and $1.6 billion at December 31, 2025 and 2024, respectively. A portion of these amounts was available to the company’s business partners to support their working capital needs. In addition, the company has committed to provide future financing to its clients in connection with client purchase agreements for $1.9 billion and $2.2 billion at December 31, 2025 and 2024, respectively. The company collectively evaluates the allowance for these arrangements using a provision methodology consistent with the portfolio of the commitments. Refer to note A, “Significant Accounting Policies,” for additional information. The allowance for these commitments is recorded in other liabilities in the Consolidated Balance Sheet and was not material at December 31, 2025 and 2024.
The company has applied the guidance requiring a guarantor to disclose certain types of guarantees, even if the likelihood of requiring the guarantor’s performance is remote. The following is a description of arrangements in which the company is the guarantor.
The company is a party to a variety of agreements pursuant to which it may be obligated to indemnify the other party with respect to certain matters. Typically, these obligations arise in the context of contracts entered into by the company, under which the company customarily agrees to hold the party harmless against losses arising from a breach of representations and covenants related to such matters as title to the assets sold, certain IP rights, specified environmental matters, third-party performance of nonfinancial contractual obligations and certain income taxes. In each of these circumstances, payment by the company is conditioned on the other party making a claim pursuant to the procedures specified in the particular contract, the procedures of which typically allow the company to challenge the other party’s claims. While indemnification provisions typically do not include a contractual maximum on the company’s payment, the company’s obligations under these agreements may be limited in terms of time and/or nature of claim, and in some instances, the company may have recourse against third parties for certain payments made by the company.
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
In addition, the company guarantees certain loans and financial commitments. The maximum potential future payment under these financial guarantees and the fair value of these guarantees recognized in the Consolidated Balance Sheet at December 31, 2025 and 2024 was not material.
Changes in the company’s warranty liability for standard warranties, which are included in other accrued expenses and liabilities and other liabilities in the Consolidated Balance Sheet, are presented in the following table. The company's extended warranty liability, which is included in deferred income in the Consolidated Balance Sheet, was not material for the periods presented.
Standard Warranty Liability

($ in millions)
	2025	2024
Balance at January 1	$76	$65
Current period accruals	85	82
Accrual adjustments to reflect experience	19	9
Charges incurred	(84)	(81)
Balance at December 31	$95	$76

92	Notes to the Consolidated Financial Statements International Business Machines Corporation and Subsidiary Companies
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
The company records a provision with respect to a claim, suit, investigation or proceeding when it is probable that a liability has been incurred and the amount of the loss can be reasonably estimated. Any recorded liabilities, including any changes to such liabilities for the years ended December 31, 2025, 2024 and 2023 were not material to the Consolidated Financial Statements.
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
On June 2, 2022, a putative class action lawsuit was filed in the United States District Court for the Southern District of New York alleging that the IBM Pension Plan miscalculated certain joint and survivor annuity pension benefits by using outdated actuarial tables in violation of the Employee Retirement Income Security Act of 1974. IBM, the Plan Administrator Committee, and the IBM Pension Plan are named as defendants. On April 4, 2024, the court dismissed the lawsuit with prejudice. On April 3, 2025, the Second Circuit vacated and remanded the district court’s decision to allow for discovery on statute of limitations. The parties settled the matter, and the case was dismissed with prejudice on December 11, 2025, with no material financial impact to IBM.

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
NOTE R. EQUITY ACTIVITY
The authorized capital stock of IBM consists of (i) 4,687,500,000 shares of common stock with a $0.20 per share par value, of which 936,952,129 shares were outstanding at December 31, 2025, and (ii) 150,000,000 shares of preferred stock with a $0.01 per share par value, whereby 75,000,000 shares have been designated as Series A Preferred Stock, of which 57,916,244 shares of Series A Preferred Stock were issued to a wholly owned subsidiary of the company but were not outstanding at December 31, 2025. The company does not intend to issue or transfer any shares of Series A Preferred Stock to any third parties.
Stock Repurchases
The Board of Directors authorizes the company to repurchase IBM common stock. The company suspended its share repurchase program at the time of the Red Hat acquisition in 2019. At December 31, 2025, $2,008 million of Board common stock repurchase authorization was available.
Other Stock Transactions
The company issued the following shares of common stock as part of its stock-based compensation plans and employees stock purchase plan: 11,454,210 shares in 2025, 12,253,153 shares in 2024, and 9,794,240 shares in 2023. The company issued 3,023,129 treasury shares in 2025, 2,454,155 treasury shares in 2024, and 2,080,983 treasury shares in 2023, as a result of RSU releases and exercises of stock options by employees of certain acquired businesses and by non-U.S. employees. Also, as part of the company’s stock-based compensation plans, 3,815,280 common shares at a cost of $1,018 million, 3,430,885 common shares at a cost of $651 million, and 2,953,554 common shares at a cost of $402 million in 2025, 2024 and 2023, respectively, were remitted by employees to the company in order to satisfy minimum statutory tax withholding requirements. These amounts are included in the treasury stock balance in the Consolidated Balance Sheet and the Consolidated Statement of Equity.
Reclassifications and Taxes Related to Items of Other Comprehensive Income

($ in millions)
For the year ended December 31, 2025:	Before Tax Amount	Tax (Expense)/ Benefit	Net of Tax Amount
Other comprehensive income/(loss)
Foreign currency translation adjustments	$(972)	$528	$(445)
Net unrealized gains/(losses) on available-for-sale securities	$(1)	$0	$(1)
Unrealized gains/(losses) on cash flow hedges
Unrealized gains/(losses) arising during the period	$(66)	$8	$(58)
Reclassification of (gains)/losses to:
Cost of services	27	(7)	20
Cost of sales	15	(4)	11
Cost of financing	4	(1)	3
SG&A expense	6	(2)	4
Other (income) and expense	(525)	132	(393)
Interest expense	24	(6)	18
Total unrealized gains/(losses) on cash flow hedges	$(514)	$121	$(394)
Retirement-related benefit plans (1)
Prior service costs/(credits)	$(469)	$117	$(351)
Net gains/(losses) arising during the period	392	(168)	224
Curtailments and settlements	9	(3)	6
Amortization of prior service costs/(credits)	(7)	2	(5)
Amortization of net (gains)/losses	623	(104)	519
Total retirement-related benefit plans	$548	$(154)	$394
Other comprehensive income/(loss)	$(939)	$494	$(445)
(1)These AOCI components are included in the computation of net periodic pension cost. Refer to note U, “Retirement-Related Benefits,” for additional information.

94	Notes to the Consolidated Financial Statements International Business Machines Corporation and Subsidiary Companies

($ in millions)
For the year ended December 31, 2024:	Before Tax Amount	Tax (Expense)/ Benefit	Net of Tax Amount
Other comprehensive income/(loss)
Foreign currency translation adjustments	$301	$(324)	$(23)
Net unrealized gains/(losses) on available-for-sale securities	$2	$0	$1
Unrealized gains/(losses) on cash flow hedges
Unrealized gains/(losses) arising during the period	$389	$(113)	$276
Reclassification of (gains)/losses to:
Cost of services	(22)	6	(16)
Cost of sales	(40)	13	(27)
Cost of financing	6	(2)	5
SG&A expense	(16)	5	(11)
Other (income) and expense	125	(32)	94
Interest expense	31	(8)	24
Total unrealized gains/(losses) on cash flow hedges	$474	$(130)	$343
Retirement-related benefit plans (1)
Prior service costs/(credits)	$(56)	$11	$(45)
Net gains/(losses) arising during the period	70	(65)	6
Curtailments and settlements	3,159	(719)	2,441
Amortization of prior service costs/(credits)	(7)	2	(5)
Amortization of net (gains)/losses	975	(201)	775
Total retirement-related benefit plans	$4,142	$(971)	$3,171
Other comprehensive income/(loss)	$4,919	$(1,426)	$3,492
(1)These AOCI components are included in the computation of net periodic pension cost and include the impact of pension settlement charges of $3.1 billion ($2.4 billion net of tax). Refer to note U, “Retirement-Related Benefits,” for additional information.
Accumulated Other Comprehensive Income/(Loss) (net of tax)

($ in millions)
For the year ended December 31, 2023:	Before Tax Amount	Tax (Expense)/ Benefit	Net of Tax Amount
Other comprehensive income/(loss)
Foreign currency translation adjustments	$3	$100	$103
Net unrealized gains/(losses) on available-for-sale securities	$0	$0	$0
Unrealized gains/(losses) on cash flow hedges
Unrealized gains/(losses) arising during the period	$207	$(63)	$144
Reclassification of (gains)/losses to:
Cost of services	5	(1)	5
Cost of sales	(22)	8	(14)
Cost of financing	14	(3)	10
SG&A expense	(12)	4	(8)
Other (income) and expense	(209)	53	(157)
Interest expense	66	(17)	49
Total unrealized gains/(losses) on cash flow hedges	$47	$(19)	$28
Retirement-related benefit plans (1)
Prior service costs/(credits)	$2	$0	$2
Net gains/(losses) arising during the period	(3,115)	536	(2,579)
Curtailments and settlements	5	(1)	4
Amortization of prior service costs/(credits)	(9)	3	(6)
Amortization of net (gains)/losses	515	(88)	427
Total retirement-related benefit plans	$(2,602)	$450	$(2,152)
Other comprehensive income/(loss)	$(2,552)	$531	$(2,021)
(1)These AOCI components are included in the computation of net periodic pension cost. Refer to note U, “Retirement-Related Benefits,” for additional information.

Notes to the Consolidated Financial Statements International Business Machines Corporation and Subsidiary Companies	95

($ in millions)
	Foreign Currency Translation Adjustments (1)	Net Unrealized Gains/(Losses) on Available- For-Sale Securities	Net Unrealized Gains/(Losses) on Cash Flow Hedges	Net Change Retirement- Related Benefit Plans	Accumulated Other Comprehensive Income/(Loss)
December 31, 2022	$(3,591)	$(1)	$(135)	$(13,013)	$(16,740)
Other comprehensive income before reclassifications	103	0	144	(2,577)	(2,331)
Amount reclassified from accumulated other comprehensive income	—	—	(115)	425	310
Total change for the period	103	0	28	(2,152)	(2,021)
December 31, 2023	(3,488)	(1)	(106)	(15,165)	(18,761)
Other comprehensive income before reclassifications	(23)	1	276	(39)	215
Amount reclassified from accumulated other comprehensive income (2)	—	—	67	3,210	3,278
Total change for the period	(23)	1	343	3,171	3,492
December 31, 2024	(3,512)	0	237	(11,994)	(15,269)
Other comprehensive income before reclassifications	(445)	(1)	(58)	(127)	(630)
Amount reclassified from accumulated other comprehensive income	—	—	(336)	521	185
Total change for the period	(445)	(1)	(394)	394	(445)
December 31, 2025	$(3,956)	$0	$(157)	$(11,600)	$(15,713)
(1)Foreign currency translation adjustments are presented gross except for any associated hedges which are presented net of tax.
(2)Net change in retirement-related benefit plans includes the impact of pension settlement charges of $3.1 billion ($2.4 billion net of tax). Refer to note U, “Retirement-Related Benefits,” for additional information.
NOTE S. DERIVATIVE FINANCIAL INSTRUMENTS
The company operates in multiple functional currencies and is a significant lender and borrower in the global markets. In the normal course of business, the company is exposed to the impact of interest rate changes and foreign currency fluctuations, and to a lesser extent equity risk. The company limits these risks by following established risk management policies and procedures, including the use of derivatives, and, where cost effective, financing with debt in the currencies in which assets are denominated. For interest rate exposures, derivatives are used to better align rate movements between the interest rates associated with the company’s lease and other financial assets and the interest rates associated with its debt. Derivatives are also used to manage the related cost of debt. For foreign currency exposures, derivatives are used to better manage the cash flow volatility arising from foreign exchange rate fluctuations.
The company does not offset derivative assets against liabilities in master netting arrangements. If derivative exposures covered by a qualifying master netting agreement had been netted in the Consolidated Balance Sheet at December 31, 2025 and 2024, the total derivative asset and liability positions each would have been reduced by $285 million and $352 million, respectively. The company restricts the use of cash collateral received to rehypothecation, and therefore reports it in restricted cash. Receivables and payables recognized upon payment or receipt of cash collateral against the fair values of the related derivative instruments, including the amount rehypothecated, are recognized on a gross basis in the Consolidated Balance Sheet, and were not material for all periods presented.
On July 1, 2024, the company completed the acquisition of StreamSets and webMethods from Software AG. Prior to the acquisition, beginning in December 2023, the company entered into foreign currency derivative contracts which were accounted for as non-hedge derivatives and expired by June 28, 2024. For the years ended December 31, 2024 and 2023, the company recorded a realized loss of $68 million and an unrealized gain of $12 million, respectively, in other (income) and expense in the Consolidated Income Statement. There were no associated derivatives outstanding at December 31, 2025 and 2024.
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
Interest Rate Risk
Fixed and Variable Rate Borrowings
The company issues debt in the global capital markets to fund its operations and financing business. Access to cost-effective financing can result in interest rate mismatches with the underlying assets. To manage these mismatches and to reduce overall interest cost, the company may use interest-rate swaps to convert specific fixed-rate debt issuances into variable-rate debt (i.e., fair value hedges) and to convert specific variable-rate debt issuances into fixed-rate debt (i.e., cash flow hedges). At both December 31, 2025 and 2024, the total notional amount of the company’s interest-rate swaps was $6.7 billion. The weighted-average remaining maturity of these instruments at December 31, 2025 and 2024 was approximately 3.5 years and 4.5 years, respectively. These interest-rate contracts were accounted for as fair value hedges. The company did not have any cash flow hedges relating to this program outstanding at December 31, 2025 and 2024.
Foreign Exchange Risk
Long-Term Investments in Foreign Subsidiaries (Net Investment)
A large portion of the company’s foreign currency denominated debt portfolio is designated as a hedge of net investment in major foreign subsidiaries to reduce the volatility in stockholders’ equity caused by changes in foreign currency exchange rates in the subsidiaries’ functional currency with respect to the U.S. dollar. At December 31, 2025 and 2024, the carrying value of debt designated as hedging instruments was $16.4 billion and $14.0 billion, respectively. The company also uses foreign currency derivatives, which may include forward contracts, long-term cross-currency swaps and options, for this risk management purpose. At December 31, 2025 and 2024, the total notional amount of derivative instruments designated as net investment hedges was $6.9 billion and $6.2 billion, respectively. At both December 31, 2025 and 2024, the weighted-average remaining maturity of these instruments was less than one year.

Anticipated Royalties and Cost Transactions
The company’s operations generate significant nonfunctional currency, third-party vendor payments and intercompany payments for royalties and goods and services among the company’s non-U.S. subsidiaries and with the company. In anticipation of these foreign currency cash flows and in view of the volatility of the currency markets, the company selectively employs forward contracts to manage its currency risk. These forward contracts are accounted for as cash flow hedges. At December 31, 2025, the maximum length of time remaining over which the company has hedged its exposure is approximately two years. At December 31, 2025 and 2024, the total notional amount of forward contracts designated as cash flow hedges of forecasted royalty and cost transactions was $10.8 billion and $9.7 billion, respectively. At both December 31, 2025 and 2024, the weighted-average remaining maturity of these instruments was less than one year.
At December 31, 2025 and 2024, in connection with cash flow hedges of anticipated royalties and cost transactions, there were unrealized net gains (before taxes) of $4 million and $415 million, respectively, deferred in AOCI. The company estimates that $48 million of deferred net losses (before taxes) on derivatives in AOCI at December 31, 2025 will be reclassified to net income within the next 12 months, providing an offsetting economic impact against the underlying anticipated transactions.
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
At December 31, 2025, the maximum length of time remaining over which the company has hedged its exposure was approximately five years. At December 31, 2025 and 2024, the total notional amount of derivative instruments designated as cash flow hedges of foreign currency denominated debt was $4.8 billion and $5.0 billion, respectively.
At December 31, 2025 and 2024, in connection with forward contracts, there were unrealized net losses (before taxes) of $48 million and unrealized net gains (before taxes) of $84 million, respectively, deferred in AOCI. Approximately $88 million of losses (before taxes) related to the initial forward points excluded from the assessment of hedge effectiveness is expected to be amortized to other (income) and expense within the next 12 months.
Subsidiary Cash and Foreign Currency Asset/Liability Management
The company uses its Global Treasury Centers to manage the cash of its subsidiaries. These centers principally use currency swaps to convert cash flows in a cost-effective manner. In addition, the company uses foreign exchange forward contracts to economically hedge, on a net basis, the foreign currency exposure of a portion of the company’s nonfunctional currency assets and liabilities. The terms of these forward and swap contracts are generally less than one year. The changes in the fair values of these contracts and of the underlying hedged exposures are generally offsetting and are recorded in other (income) and expense in the Consolidated Income Statement. At December 31, 2025 and 2024, the total notional amount of derivative instruments in economic hedges of foreign currency exposure was $6.4 billion and $7.4 billion, respectively.

Notes to the Consolidated Financial Statements International Business Machines Corporation and Subsidiary Companies	97
Equity Risk Management
The company is exposed to market price changes in certain broad market indices and in the company’s own stock primarily related to certain obligations to employees. Changes in the overall value of these employee compensation obligations are recorded in SG&A expense in the Consolidated Income Statement. Although not designated as accounting hedges, the company utilizes derivatives, including equity swaps and futures, to economically hedge the exposures related to its employee compensation obligations. The derivatives are linked to the total return on certain broad market indices or the total return on the company’s common stock, and are recorded at fair value with gains or losses also reported in SG&A expense in the Consolidated Income Statement. At both December 31, 2025 and 2024, the total notional amount of derivative instruments in economic hedges of these compensation obligations was $1.5 billion.
Cumulative Basis Adjustments for Fair Value Hedges
At December 31, 2025 and 2024, the following amounts were recorded in the Consolidated Balance Sheet related to cumulative basis adjustments for fair value hedges:

($ in millions)
At December 31:	2025	2024
Short-term debt
Carrying amount of the hedged item	$—	$(13)
Cumulative hedging adjustments included in the carrying amount—assets/(liabilities)	—	(13)
Long-term debt
Carrying amount of the hedged item	(6,656)	(6,497)
Cumulative hedging adjustments included in the carrying amount—assets/(liabilities) (1)	36	190
(1)Includes $(114) million and $(155) million of hedging adjustments on discontinued hedging relationships at December 31, 2025 and 2024, respectively.

98	Notes to the Consolidated Financial Statements International Business Machines Corporation and Subsidiary Companies
The Effect of Derivative Instruments in the Consolidated Income Statement and Consolidated Statement of Comprehensive Income

The total effects of all fair value hedges, cash flow hedges, net investment hedges and derivatives not designated as hedging instruments are summarized by income and expense line items as follows:

($ in millions)
	(Gains)/Losses of Total Hedge Activity
For the year ended December 31:	2025	2024	2023
Cost of services	$27	$(22)	$5
Cost of sales	15	(40)	(22)
Cost of financing	(2)	10	11
SG&A expense	(170)	(151)	(165)
Other (income) and expense	(641)	515	(17)
Interest expense	(13)	51	54

($ in millions)
	(Gain)/Loss Recognized in Consolidated Income Statement
	Consolidated Income Statement Line Item	Recognized on Derivatives			Attributable to Risk Being Hedged (1)
For the year ended December 31:		2025	2024	2023	2025	2024	2023
Derivative instruments in fair value hedges (2)
Interest rate contracts	Cost of financing	$(11)	$41	$17	$22	$(19)	$2
	Interest expense	(59)	208	83	118	(97)	11
Derivative instruments not designated as hedging instruments
Foreign exchange contracts	Other (income) and expense	(116)	390	192	N/A	N/A	N/A
Equity contracts	SG&A expense	(176)	(135)	(153)	N/A	N/A	N/A
	Other (income) and expense	—	—	—	N/A	N/A	N/A
Total		$(362)	$504	$140	$140	$(116)	$13
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
N/A–Not applicable

Notes to the Consolidated Financial Statements International Business Machines Corporation and Subsidiary Companies	99

($ in millions)
	Effect of Derivatives Recognized in Consolidated Income Statement and Other Comprehensive Income
					(Gains)/Losses
For the year ended	Gains/(Losses) Recognized in OCI			Consolidated Income Statement Line Item	Reclassified from AOCI			Amounts Excluded from Effectiveness Testing (1)
December 31:	2025	2024	2023		2025	2024	2023	2025	2024	2023
Derivative instruments in cash flow hedges
Interest rate contracts	$—	$—	$—	Cost of financing	$2	$2	$3	N/A	N/A	N/A
				Interest expense	11	13	15	N/A	N/A	N/A
Foreign exchange contracts
Amount included in the assessment of effectiveness	175	405	213	Cost of services	27	(22)	5	N/A	N/A	N/A
				Cost of sales	15	(40)	(22)	N/A	N/A	N/A
				Cost of financing	2	4	11	N/A	N/A	N/A
				SG&A expense	6	(16)	(12)	N/A	N/A	N/A
				Other (income) and expense	(633)	48	(239)	N/A	N/A	N/A
				Interest expense	12	19	51	N/A	N/A	N/A
Amount excluded from the assessment of effectiveness	(240)	(16)	(6)	Other (income) and expense	N/A	N/A	N/A	108	77	29
Instruments in net investment hedges (2)
Foreign exchange contracts
Amount included in the assessment of effectiveness	(2,120)	1,354	(397)
Amount excluded from the assessment of effectiveness	22	4	—	Cost of financing	N/A	N/A	N/A	(18)	(18)	(22)
				Interest expense	N/A	N/A	N/A	(96)	(91)	(105)
Total	$(2,163)	$1,747	$(190)		$(557)	$7	$(189)	$(5)	$(32)	$(98)
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
N/A–Not applicable
For the years ended December 31, 2025 and 2024, there were no material gains or losses associated with an underlying exposure that did not or was not expected to occur (for cash flow hedges); nor are there any anticipated in the normal course of business.

100	Notes to the Consolidated Financial Statements International Business Machines Corporation and Subsidiary Companies
NOTE T. STOCK-BASED COMPENSATION
The following table presents total stock-based compensation cost included in income from continuing operations.

($ in millions)
For the year ended December 31:	2025	2024	2023
Cost	$269	$223	$190
SG&A expense	904	690	616
R&D expense	542	398	328
Pre-tax stock-based compensation cost	1,715	1,311	1,133
Income tax benefits	(740)	(469)	(290)
Net stock-based compensation cost	$975	$842	$843
The company’s total unrecognized compensation cost related to non-vested awards at December 31, 2025 was $2.3 billion and is expected to be recognized over a weighted-average period of approximately 2.5 years.
Capitalized stock-based compensation cost was not material at December 31, 2025, 2024 and 2023.
Incentive Awards
Stock-based incentive awards are provided to employees under the terms of the company’s long-term performance plans (the Plans). The Plans are administered by the Executive Compensation and Management Resources Committee of the Board of Directors. Awards available under the Plans principally include restricted stock units (RSUs), performance share units (PSUs), stock options or any combination thereof.
There were 280 million shares originally authorized to be awarded under the company’s existing Plans and 66 million shares granted under previous plans that, if and when those awards were cancelled, could be reissued under the existing Plans. At December 31, 2025, 41 million unused shares were available to be granted.
Stock Awards
Stock awards for the periods presented were made in the form of RSUs, including retention restricted stock units (RRSUs), or PSUs.
The following table summarizes RSU and PSU activity under the Plans during the years ended December 31, 2025, 2024 and 2023.

	RSUs		PSUs
	Weighted-Average Grant Price	Number of Units	Weighted-Average Grant Price	Number of Units (1)
Balance at January 1, 2023	$115	21,052,914	$117	3,566,078
Awards granted	118	10,915,958	117	1,295,937
Awards released	114	(7,383,980)	113	(840,111)
Awards canceled/forfeited/performance adjusted (2)	115	(1,527,249)	114	(548,865)
Balance at December 31, 2023	$116	23,057,643	$118	3,473,039
Awards granted	176	8,220,339	165	1,110,929
Awards released	117	(8,532,751)	126	(963,249)
Awards canceled/forfeited/performance adjusted (2)	123	(1,681,686)	131	(319,169)
Balance at December 31, 2024	$139	21,063,545	$130	3,301,550
Awards granted	257	6,073,739	271	884,271
Awards released	131	(8,814,716)	112	(1,049,685)
Awards canceled/forfeited/performance adjusted (2)	154	(1,446,258)	152	(225,788)
Balance at December 31, 2025	$185	16,876,310	$178	2,910,348
(1)The balances at December 31 for each period presented represent the number of shares expected to be issued based on achievement of grant date performance targets. The actual number of shares issued will depend on final performance and market results for 2025 awards and solely on final performance results for prior awards against specified targets over the vesting period.
(2)Includes adjustments of (81,195), (196,544) and (404,655) for PSUs in 2025, 2024 and 2023, respectively, because final performance metrics were above or below specified targets.

Notes to the Consolidated Financial Statements International Business Machines Corporation and Subsidiary Companies	101
The total fair value of RSUs and PSUs granted and vested during the years ended December 31, 2025, 2024 and 2023 were as follows:

($ in millions)
For the year ended December 31:	2025	2024	2023
RSUs
Granted	$1,562	$1,449	$1,293
Vested	1,157	994	845
PSUs
Granted	$239	$183	$151
Vested	118	121	95
In connection with vesting and release of RSUs and PSUs, the tax benefits realized by the company for the years ended December 31, 2025, 2024 and 2023 were $609 million, $413 million and $256 million, respectively.
Stock Options
Stock options are awards which allow the employee to purchase shares of the company’s stock at a fixed price. Stock options are granted at an exercise price equal to the company’s average high and low stock price on the date of grant. These awards generally vest in four equal increments on the first four anniversaries of the grant date and have a contractual term of 10 years. The company estimates the fair value of stock options at the date of grant using a Black-Scholes valuation model. Key inputs and assumptions used to estimate the fair value of stock options include the grant price of the award, the expected option term, volatility of the company’s stock, the risk-free rate and the company’s dividend yield. For the stock options granted for the years ended December 31, 2025, 2024 and 2023, the expected option term was determined from historical exercise patterns, volatility was based on an analysis of the company’s historical stock prices over the expected option term, the risk-free rate was obtained from the U.S. Treasury yield curve in effect at the time of grant and the dividend yield was based on the company’s expectation of paying dividends in the foreseeable future. Estimates of fair value are not intended to predict actual future events or the value ultimately realized by employees who receive equity awards, and subsequent events are not indicative of the reasonableness of the original estimates of fair value made by the company. Stock options are primarily granted by the company as part of its executive compensation programs.
The weighted-average fair value of stock options granted for the years ended December 31, 2025, 2024 and 2023 was $72.61, $40.09 and $22.75, respectively. The fair value was estimated based on the following weighted-average assumptions:

For the year ended December 31:	2025	2024	2023
Expected term (in years)	6.3	6.3	6.3
Expected volatility	27.5%	26.2%	26.0%
Risk-free rate	4.6%	4.4%	4.2%
Dividend yield	2.6%	3.7%	5.0%

102	Notes to the Consolidated Financial Statements International Business Machines Corporation and Subsidiary Companies
The following table summarizes option activity under the Plans during the years ended December 31, 2025, 2024 and 2023.

	Weighted-Average Exercise Price	Number of Shares Under Option
Balance at January 1, 2023	$128	6,274,525
Options granted	133	4,574,756
Options exercised	125	(408,045)
Options forfeited/cancelled/expired	129	(584,674)
Balance at December 31, 2023	$130	9,856,562
Options granted	181	3,156,770
Options exercised	133	(2,384,273)
Options forfeited/cancelled/expired	143	(623,663)
Balance at December 31, 2024	$145	10,005,396
Options granted	262	1,949,882
Options exercised	137	(1,698,270)
Options forfeited/cancelled/expired	166	(598,034)
Balance at December 31, 2025	$168	9,658,974
Vested and exercisable at December 31, 2025	$137	3,111,996
The weighted-average remaining contractual term and the aggregate intrinsic value of stock options outstanding was 7.6 years and $1,234 million, respectively, at December 31, 2025. The weighted-average remaining contractual term and the aggregate intrinsic value of stock options vested and exercisable was 6.8 years and $495 million, respectively, at December 31, 2025.
Exercises of Stock Options
The total intrinsic value of options exercised for the years ended December 31, 2025, 2024 and 2023 was $231 million, $138 million and $10 million, respectively. The total cash received from employees as a result of stock option exercises for the years ended December 31, 2025, 2024 and 2023 was $233 million, $317 million and $51 million, respectively, and was included within proceeds from issuance of shares within cash from financing activities in the Consolidated Statement of Cash Flows. In connection with these exercises, the tax benefits realized by the company for the years ended December 31, 2025 and 2024 was $56 million and $34 million, respectively. The tax benefits realized during 2023 were not material. The company settles employees stock option exercises primarily with newly issued common shares and, occasionally, with treasury shares. Total treasury shares held at December 31, 2025 and 2024 were 1,354 million and 1,353 million shares, respectively.
Acquisitions
In connection with various acquisition transactions, there were 0.3 million stock options outstanding at December 31, 2025, as a result of the company’s conversion of stock-based awards previously granted by acquired entities. The weighted-average exercise price of these stock options was $96 per share. Additionally, there were 0.7 million RSUs outstanding at December 31, 2025, with a weighted-average grant price of $257 per share, primarily driven by the HashiCorp acquisition. Refer to note E, "Acquisitions and Divestitures" for additional information.
IBM Employees Stock Purchase Plan
The company's Employees Stock Purchase Plan (ESPP) allows eligible participants to purchase shares of IBM common stock at a 15 percent discount off the average market price on the date of purchase. The ESPP is considered compensatory under the accounting requirements for stock-based compensation and enables eligible participants to purchase shares of IBM common stock through payroll deductions of up to 10 percent of eligible compensation. Eligible compensation includes any compensation received by the employee during the year. The ESPP provides for semi-annual offering periods during which shares may be purchased and continues as long as shares remain available under the ESPP, unless terminated earlier at the discretion of the Board of Directors. Individual ESPP participants are restricted from purchasing more than $25,000 of common stock in one calendar year or 1,000 shares in an offering period.
Employees purchased approximately 2.1 million, 2.6 million and 3.1 million shares under the ESPP during the years ended December 31, 2025, 2024 and 2023, respectively. For the years ended December 31, 2025, 2024 and 2023, the average market price of shares purchased was $222, $161 and $117 per share, respectively, and the total stock-based compensation cost was $84 million, $75 million and $64 million, respectively. Cash dividends declared and paid by the company on its common stock also include cash dividends on the company stock purchased through the ESPP. Dividends are paid on full and fractional shares and can be reinvested. The company stock purchased through the ESPP is considered outstanding and is included in the weighted-average outstanding shares for purposes of computing basic and diluted earnings per share.
Approximately 6.6 million shares were available for purchase under the ESPP at December 31, 2025.

Notes to the Consolidated Financial Statements International Business Machines Corporation and Subsidiary Companies	103
NOTE U. RETIREMENT-RELATED BENEFITS
Description of Plans
IBM sponsors the following retirement-related plans/benefits:

Plan		Eligibility	Funding	Benefit Calculation	Other
U.S. Defined Benefit (DB) Pension Plans	IBM Personal Pension Plan (Qualified PPP) which includes the Retirement Benefit Account (“RBA”) as of January 1, 2024	U.S. regular, full-time and part-time employees hired prior to January 1, 2005 RBA - U.S. regular, full-time and part time employees with at least one year of service on or after January 1, 2024	Any company contributions, required or voluntary, are to an irrevocable trust fund, held for the sole benefit of participants and beneficiaries
Vary based on the participant:

Based on average earnings, years of service and age

Cash balance formula based on percentage of employees’ annual salary, as well as an interest crediting rate (includes RBA as of January 1, 2024)

Excluding RBA, benefit accruals ceased December 31, 2007

Certain defined benefit pension obligations and related plan assets were transferred in 2024, as described under “IBM Retirement Plan Changes,” below
	Excess Personal Pension Plan (“Excess PPP”)	U.S. regular, full-time and part-time employees hired prior to January 1, 2005	Unfunded, provides benefits in excess of IRS limitations for qualified plans		Benefit accruals ceased December 31, 2007
	Supplemental Executive Retention Plan (“Retention Plan”)	Eligible U.S. executives	Unfunded	Based on average earnings, years of service and age
U.S. Defined Contribution (DC) Plans	401(k) Plan	U.S. regular, full-time and part-time employees	All plan participant contributions are made in cash and invested in accordance with participants’ investment elections	Employees can save up to 80% of eligible pay, subject to the Internal Revenue Code (IRC) annual contribution limit	All amounts in the plan are 100% vested
	Excess Savings Plan	U.S. employees whose eligible compensation is expected to exceed IRS compensation limit for qualified plans
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

($ in millions)
	U.S. Plans			Non-U.S. Plans			Total
For the year ended December 31:	2025	2024	2023	2025	2024	2023	2025	2024	2023
Total defined benefit pension plans (income)/cost (1)	$307	$3,265	$(329)	$170	$652	$359	$477	$3,918	$30
Total defined contribution plans cost (2)	$61	$57	$615	$400	$383	$376	$461	$440	$991
Nonpension postretirement benefit plans cost	$86	$79	$92	$44	$41	$36	$130	$120	$128
Total retirement-related benefits net periodic cost (1)	$455	$3,402	$378	$614	$1,077	$771	$1,068	$4,478	$1,149
(1)In 2024, U.S. and Non-U.S. Plans include the impact of pension settlement charges of $2.7 billion and $0.4 billion, respectively, and starting in 2024 the U.S. Plans include the RBA that was effective January 1, 2024. Refer to the section below entitled “IBM Retirement Plan Changes,” for additional information.
(2)Lower U.S. Plans total defined contributions plans cost in 2025 and 2024, compared to 2023, is due to the introduction of the RBA that was effective January 1, 2024. Refer to the section below entitled “IBM Retirement Plan Changes,” for additional information.
The following table presents a summary of the total PBO for DB pension plans, APBO for nonpension postretirement benefit plans, fair value of plan assets and the associated funded status recorded in the Consolidated Balance Sheet.

($ in millions)
	Benefit Obligations		Fair Value of Plan Assets		Funded Status (1)
At December 31:	2025	2024	2025	2024	2025	2024
U.S. Plans
Overfunded plans
Qualified PPP	$13,207	$12,941	$18,073	$17,591	$4,866	$4,651
Underfunded plans
Nonqualified defined benefit pension plans (2)	1,253	1,278	—	—	(1,253)	(1,278)
Nonpension postretirement benefit plan	2,224	2,257	5	6	(2,219)	(2,251)
Total underfunded U.S. plans	$3,477	$3,535	$5	$6	$(3,472)	$(3,529)
Non-U.S. Plans
Overfunded plans
Qualified defined benefit pension plans (3)	$14,632	$13,568	$17,310	$16,410	$2,679	$2,842
Total overfunded non-U.S. plans	$14,632	$13,568	$17,310	$16,410	$2,679	$2,842
Underfunded plans
Qualified defined benefit pension plans (3)	$10,697	$10,482	$9,423	$8,795	$(1,274)	$(1,688)
Nonqualified defined benefit pension plans (3)	4,544	4,440	—	—	(4,544)	(4,440)
Nonpension postretirement benefit plans	547	507	9	14	(538)	(493)
Total underfunded non-U.S. plans	$15,788	$15,429	$9,432	$8,809	$(6,356)	$(6,620)
Total overfunded plans	$27,839	$26,509	$35,383	$34,001	$7,544	$7,492
Total underfunded plans	$19,264	$18,964	$9,437	$8,815	$(9,828)	$(10,149)
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
At December 31, 2025, the company’s qualified defined benefit pension plans worldwide were 116 percent funded compared to the benefit obligations, with the Qualified PPP 137 percent funded.

Notes to the Consolidated Financial Statements International Business Machines Corporation and Subsidiary Companies	105
Defined Benefit Pension and Nonpension Postretirement Benefit Plan Financial Information
The following tables through page 108 represent financial information for the company’s retirement-related benefit plans, excluding DC plans. The DB pension plans under U.S. Plans consist of the Qualified PPP, the Excess PPP and the Retention Plan. The DB pension plans and the nonpension postretirement benefit plans under non-U.S. Plans consist of all plans sponsored by the company’s subsidiaries. The nonpension postretirement benefit plan under U.S. Plan consists of only the U.S. Nonpension Postretirement Benefit Plan.
The following tables present the components of net periodic (income)/cost of the retirement-related benefit plans recognized in the Consolidated Income Statement, excluding DC plans.

($ in millions)
	Defined Benefit Pension Plans
	U.S. Plans			Non-U.S. Plans
For the year ended December 31:	2025	2024	2023	2025	2024	2023
Service cost (1)	$352	$394	$—	$174	$170	$177
Interest cost (2)	748	911	1,090	1,070	1,077	1,170
Expected return on plan assets (2)	(1,073)	(1,253)	(1,529)	(1,467)	(1,546)	(1,440)
Amortization of prior service costs/(credits) (2)	—	—	0	22	22	20
Recognized actuarial losses (2)	280	452	109	343	516	400
Curtailments and settlements (2) (3)	—	2,761	—	9	398	7
Multi-employer plans	—	—	—	13	13	13
Other costs/(credits) (2)	—	—	—	5	3	13
Total net periodic (income)/cost (3)	$307	$3,265	$(329)	$170	$652	$359

($ in millions)
	Nonpension Postretirement Benefit Plans
	U.S. Plan			Non-U.S. Plans
For the year ended December 31:	2025	2024	2023	2025	2024	2023
Service cost	$2	$2	$4	$2	$2	$2
Interest cost (2)	114	106	117	42	41	39
Expected return on plan assets (2)	—	—	—	(1)	(1)	(2)
Amortization of prior service costs/(credits) (2)	(29)	(29)	(29)	0	0	0
Recognized actuarial losses (2)	—	—	—	1	(1)	(1)
Curtailments and settlements (2)	—	—	—	0	0	(2)
Other costs/(credits) (2)	0	—	—	—	0	0
Total net periodic cost	$86	$79	$92	$44	$41	$36
(1)U.S. Plans Service cost includes the RBA that was effective January 1, 2024. Refer to the section below entitled “IBM Retirement Plan Changes,” for additional information.
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
IBM Retirement Plan Changes
Effective January 1, 2024, IBM changed how it provides certain retirement-related benefits in the U.S. IBM provides this benefit to most U.S. employees under its existing Qualified PPP called the Retirement Benefit Account (RBA). This is in place of any IBM contributions to the U.S. employees’ 401(k) Plus accounts. IBM U.S. regular full-time and part-time employees with at least one year of service participate in the RBA. Each eligible employee’s RBA is credited monthly with an amount equal to five percent of their eligible pay with no employee contribution required. Under the RBA, eligible employees earn six percent interest through 2026 and starting in 2027, will earn interest equal to the 10-year U.S. Treasury Yield, subject to a three percent minimum per year through 2033. Eligible employees also received a salary increase effective January 1, 2024 for the difference between the IBM 401(k) Plus contribution percent they were previously entitled to receive and the five percent RBA pay credit. Since the RBA is a component of the Qualified PPP, it is funded by the trust for the Qualified PPP along with all other benefits in the Qualified PPP.
As a result of this change, inactive pension plan participants no longer represented substantially all of the participants in the Qualified PPP. As required by U.S. GAAP, as of January 1, 2024, the amortization period of unrecognized actuarial losses changed from the average remaining life expectancy of inactive plan participants to the average remaining service period of active plan participants. There was no impact to funded status, retiree benefit payments or funding requirements of the Qualified PPP due to the change in amortization period.
In September 2024, the Qualified PPP irrevocably transferred to an insurer approximately $6 billion of the Qualified PPP’s DB pension obligations and related plan assets, thereby reducing the company’s pension obligations and assets by the same amount. As a result, the company recognized a one-time, non-cash, pre-tax pension settlement charge of $2.7 billion ($2.0 billion net of tax) in the third quarter of 2024.
In October 2024, IBM Canada Ltd. (“IBMC”) purchased two separate nonparticipating single premium group annuity contracts that transferred approximately $1.2 billion of the IBMC IBM Retirement Plan defined benefit pension obligations to two insurers. As a result of the transaction, the company recognized a one time, non-cash, pre-tax pension settlement charge of $0.4 billion in the fourth quarter of 2024.
The pension settlement charges described above were primarily related to the accelerated recognition of accumulated actuarial losses of the plans included within AOCI in the Consolidated Statement of Equity. Refer to note U, “Retirement-Related Benefits,” in the company's 2024 Annual Report for additional information.

Notes to the Consolidated Financial Statements International Business Machines Corporation and Subsidiary Companies	107
The following table presents the changes in benefit obligations and plan assets of the company’s retirement-related benefit plans, excluding DC plans.

($ in millions)
	Defined Benefit Pension Plans				Nonpension Postretirement Benefit Plans
	U.S. Plans		Non-U.S. Plans		U.S. Plan		Non-U.S. Plans
	2025	2024	2025	2024	2025	2024	2025	2024
Change in benefit obligation
Benefit obligation at January 1	$14,219	$21,235	$28,490	$33,479	$2,257	$2,233	$507	$586
Service cost	352	394	174	170	2	2	2	2
Interest cost	748	911	1,070	1,077	114	106	42	41
Plan participants' contributions	—	—	19	17	33	33	—	—
Acquisitions/divestitures, net	—	—	3	7	—	—	—	—
Actuarial losses/(gains)	316	(589)	(644)	(1,076)	61	116	1	0
Benefits paid from trust	(749)	(1,432)	(1,656)	(1,635)	(239)	(233)	(8)	(4)
Direct benefit payments	(120)	(122)	(442)	(422)	(3)	(2)	(34)	(32)
Foreign exchange impact	—	—	3,031	(1,850)	—	—	36	(85)
Amendments/curtailments/settlements/other (1)	(306)	(6,178)	(173)	(1,277)	0	—	0	(1)
Benefit obligation at December 31	$14,460	$14,219	$29,872	$28,490	$2,224	$2,257	$547	$507
Change in plan assets
Fair value of plan assets at January 1	$17,591	$24,437	$25,205	$29,059	$6	$10	$14	$23
Actual return on plan assets	1,536	764	645	499	1	—	1	1
Employer contributions	—	—	40	67	204	194	—	—
Acquisitions/divestitures, net	—	—	2	4	—	—	—	—
Plan participants' contributions	—	—	19	17	33	33	—	—
Benefits paid from trust	(749)	(1,432)	(1,656)	(1,635)	(239)	(233)	(8)	(4)
Foreign exchange impact	—	—	2,654	(1,530)	—	—	2	(5)
Amendments/curtailments/settlements/other (1)	(306)	(6,178)	(175)	(1,277)	—	2	0	0
Fair value of plan assets at December 31	$18,073	$17,591	$26,733	$25,205	$5	$6	$9	$14
Funded status at December 31	$3,613	$3,373	$(3,139)	$(3,286)	$(2,219)	$(2,251)	$(538)	$(493)
Accumulated benefit obligation (2)	$14,460	$14,219	$29,540	$28,187	N/A	N/A	N/A	N/A
(1)In 2024, the amount related to U.S. Defined Benefit Pension Plans primarily represents the transfer of Qualified PPP pension obligations and related plan assets to an insurer pursuant to a group annuity contract and the amount related to Non-U.S. Defined Benefit Pension Plans primarily represents the transfer of IBMC IBM Retirement Plan pension obligations and related plan assets to two insurers pursuant to group annuity contracts.
(2) Represents the benefit obligation assuming no future participant compensation increases.
N/A–Not applicable

108	Notes to the Consolidated Financial Statements International Business Machines Corporation and Subsidiary Companies
The following table presents the net funded status recognized in the Consolidated Balance Sheet.

($ in millions)
	Defined Benefit Pension Plans				Nonpension Postretirement Benefit Plans
	U.S. Plans		Non-U.S. Plans		U.S. Plan		Non-U.S. Plans
At December 31:	2025	2024	2025	2024	2025	2024	2025	2024
Prepaid pension assets	$4,866	$4,651	$2,679	$2,842	$0	$0	$0	$0
Current liabilities—compensation and benefits	(116)	(117)	(407)	(362)	(254)	(218)	(32)	(20)
Noncurrent liabilities—retirement and nonpension postretirement benefit obligations	(1,137)	(1,160)	(5,411)	(5,766)	(1,965)	(2,033)	(505)	(473)
Funded status—net	$3,613	$3,373	$(3,139)	$(3,286)	$(2,219)	$(2,251)	$(538)	$(493)
The following table presents the pre-tax net loss, prior service costs/(credits) and transition (assets)/liabilities recognized in OCI and the changes in the pre-tax net loss, prior service costs/(credits) and transition (assets)/liabilities recognized in AOCI for the retirement-related benefit plans.

($ in millions)
	Defined Benefit Pension Plans				Nonpension Postretirement Benefit Plans
	U.S. Plans		Non-U.S. Plans		U.S. Plan		Non-U.S. Plans
	2025	2024	2025	2024	2025	2024	2025	2024
Net loss at January 1	$6,153	$9,467	$11,950	$12,937	$188	$73	$125	$123
Current period loss/(gain)	(147)	(101)	(291)	(73)	60	115	1	0
Curtailments and settlements (1)	—	(2,761)	(9)	(398)	—	—	0	0
Amortization of net loss included in net periodic (income)/cost	(280)	(452)	(343)	(516)	—	—	(1)	1
Net loss at December 31	$5,726	$6,153	$11,307	$11,950	$249	$188	$125	$125
Prior service costs/(credits) at January 1	$0	$0	$342	$309	$(321)	$(350)	$(1)	$(1)
Current period prior service costs/(credits)	0	—	469	56	0	—	0	0
Curtailments, settlements and other	—	—	—	—	—	—	—	—
Amortization of prior service (costs)/credits included in net periodic (income)/cost	—	0	(22)	(22)	29	29	0	0
Prior service costs/(credits) at December 31	$0	$0	$789	$342	$(292)	$(321)	$(1)	$(1)
Transition (assets)/liabilities at January 1	$—	$—	$—	$0	$—	$—	$0	$0
Transition (assets)/liabilities at December 31	$—	$—	$—	$0	$—	$—	$0	$0
Total loss recognized in accumulated other comprehensive income/(loss) (2)	$5,726	$6,153	$12,096	$12,293	$(43)	$(133)	$124	$124
(1)In 2024, the amount related to U.S. Defined Benefit Pension Plans includes the impact of a pension settlement charge of $2.7 billion, and the amount related to Non-U.S. Defined Benefit Pension Plans includes the impact of a pension settlement charge of $0.4 billion. Refer to the section above entitled “IBM Retirement Plan Changes,” for additional information.
(2)Refer to note R, “Equity Activity,” for the total change in AOCI, and the Consolidated Statement of Comprehensive Income for the components of net periodic (income)/cost, including the related tax effects, recognized in OCI for the retirement-related benefit plans.

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

	Defined Benefit Pension Plans
	U.S. Plans			Non-U.S. Plans
	2025	2024	2023	2025	2024	2023
Weighted-average assumptions used to measure net periodic (income)/cost for the year ended December 31
Discount rate (1) (2)	5.50%	5.00%	5.30%	3.61%	3.37%	3.80%
Expected long-term returns on plan assets (1) (2)	5.50%	5.08%	5.50%	4.86%	4.89%	4.44%
Rate of compensation increase (3)	4.00%	5.00%	N/A	4.04%	4.18%	4.00%
Interest crediting rate (1)	4.30%	3.80%	4.40%	0.32%	0.28%	0.34%
Weighted-average assumptions used to measure benefit obligations at December 31
Discount rate	5.20%	5.50%	5.00%	4.05%	3.61%	3.36%
Rate of compensation increase	4.00%	4.00%	5.00%	4.36%	4.04%	4.18%
Interest crediting rate	4.10%	4.30%	3.80%	0.29%	0.32%	0.28%
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
(2)The Non-U.S. Plan discount rate and expected long-term return on plan assets of 4.60 percent, and 5.50 percent, respectively, for the period January 1, 2024 through October 29, 2024, changed to 4.70 percent and 4.50 percent, respectively, for the period October 30, 2024 through December 31, 2024 due to remeasurement of the IBMC IBM Retirement Plan as a result of the changes described in the section above entitled “IBM Retirement Plan Changes.”
(3)The rate of compensation increase in 2024 is due to the RBA that was effective January 1, 2024. Refer to the section above entitled “IBM Retirement Plan Changes,” for additional information.
N/A–Not applicable

	Nonpension Postretirement Benefit Plans
	U.S. Plan			Non-U.S. Plans
	2025	2024	2023	2025	2024	2023
Weighted-average assumptions used to measure net periodic cost for the year ended December 31
Discount rate	5.30%	5.00%	5.30%	8.21%	7.66%	7.25%
Expected long-term returns on plan assets	N/A	N/A	N/A	8.25%	8.12%	8.05%
Interest crediting rate	4.30%	3.80%	4.40%	N/A	N/A	N/A
Weighted-average assumptions used to measure benefit obligations at December 31
Discount rate	4.80%	5.30%	5.00%	9.01%	8.21%	7.66%
Interest crediting rate	4.10%	4.30%	3.80%	N/A	N/A	N/A
N/A–Not applicable

110	Notes to the Consolidated Financial Statements International Business Machines Corporation and Subsidiary Companies

Item	Description of Assumptions
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

Expected Long-Term Returns on Plan Assets
Represents the expected long-term returns on plan assets based on the calculated market-related value of plan assets and considers long-term expectations for future returns and the investment policies and strategies discussed on page 111. These rates of return are developed and tested for reasonableness against historical returns by the company.

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

The projected long-term rate of return on plan assets for 2026 is 5.75 percent for U.S. and 5.07 percent for non-U.S. DB Plans.

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

The company’s U.S. healthcare cost trend rate assumption for 2026 is 7.38 percent and is expected to decrease to 4.50 percent over approximately 17 years.

Notes to the Consolidated Financial Statements International Business Machines Corporation and Subsidiary Companies	111
Plan Assets
Retirement-related benefit plan assets are recognized and measured at fair value. Because of the inherent uncertainty of valuations, these fair value measurements may not necessarily reflect the amounts the company could realize in current market transactions.
Investment Policies and Strategies
The investment objectives of the Qualified PPP portfolio are designed to generate returns that will enable the plan to meet its future obligations. The precise amount for which these obligations will be settled depends on future events, including the retirement dates and life expectancy of the plan participants. The obligations are estimated using actuarial assumptions, based on the current economic environment and other pertinent factors described above. The Qualified PPP portfolio’s investment strategy balances the requirement to generate returns, using assets with higher expected returns such as equity securities, with the need to control risk in the portfolio with less volatile assets, such as fixed-income securities. Risks include, among others, inflation, volatility in equity values and changes in interest rates that could cause the plan to become underfunded, thereby increasing its dependence on contributions from the company. To mitigate any potential concentration risk, careful consideration is given to balancing the portfolio among industry sectors, companies and geographies, taking into account interest rate sensitivity, dependence on economic growth, currency and other factors that affect investment returns. In 2025, the company changed its investment strategy, modifying its asset allocation, primarily by increasing return-seeking assets and reducing debt securities. The change was designed to further improve expected returns for the plan. The Qualified PPP portfolio’s target allocation is 55 percent fixed-income securities, 15 percent equity securities, and 30 percent other return-seeking assets including hedge funds, infrastructure equity, and other debt securities.
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
Market liquidity risks are tightly controlled, with $1,753 million of the Qualified PPP portfolio as of December 31, 2025 invested in private market assets consisting of private equity, credit, real estate and infrastructure equity, which are less liquid than publicly traded securities and are primarily measured at net asset value (NAV). In addition, the Qualified PPP portfolio had $1,720 million in commitments for future investments in private markets to be made over a number of years. These commitments are expected to be funded from plan assets.
Derivatives are used as an effective means to achieve investment objectives and/or as a component of the plan’s risk management strategy. The primary reasons for the use of derivatives are fixed income management, including duration, interest rate management and credit exposure, cash equitization and to manage currency strategies.
The non-U.S. Plans investment objectives are similar to those described previously, subject to local regulations. The weighted-average target allocation for the non-U.S. plans is 57 percent fixed-income securities, 18 percent equity securities, 17 percent insurance contracts, and 9 percent other investments, which is consistent with the allocation decisions made by the company’s management. In some countries, a higher percentage allocation to fixed income is required to manage solvency and funding risks. In others, the responsibility for managing the investments typically lies with a board that may include up to 50 percent of members elected by employees and retirees. This can result in slight differences compared with the strategies previously described. The percentage of non-U.S. plans investment in assets that are less liquid is consistent with the U.S. plan. The use of derivatives is also consistent with the U.S. plan and mainly for currency hedging, interest rate risk management, credit exposure and alternative investment strategies.
The company’s nonpension postretirement benefit plans are underfunded or unfunded. For some plans, the company maintains a nominal, highly liquid trust fund balance to ensure timely benefit payments.

112	Notes to the Consolidated Financial Statements International Business Machines Corporation and Subsidiary Companies
Defined Benefit Pension Plan Assets
The following table presents the company’s DB pension plans’ asset classes and their associated fair value at December 31, 2025. The U.S. Plan consists of the Qualified PPP and the non-U.S. Plans consist of all plans sponsored by the company’s subsidiaries.

($ in millions)
	U.S. Plan				Non-U.S. Plans
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Equity
Equity securities (1)	$738	$—	$3	$741	$44	$—	$—	$44
Equity mutual funds (2)	349	—	—	349	—	—	—	—
Fixed income
Government and related (3)	—	5,168	—	5,168	93	6,142	—	6,235
Corporate bonds	—	3,839	157	3,997	—	3,084	—	3,084
Mortgage and asset-backed securities	—	127	—	127	—	5	—	5
Fixed income mutual funds (4)	268	—	—	268	—	—	—	—
Insurance contracts (5)	—	—	—	—	—	4,399	—	4,399
Cash and short-term investments (6)	1,733	(171)	—	1,561	204	52	—	256
Real estate	—	—	—	—	—	—	—	—
Derivatives (7)	0	(1)	—	(1)	38	(2)	—	36
Other mutual funds (8)	—	—	—	—	22	—	—	22
Subtotal	3,088	8,962	160	12,210	401	13,680	—	14,081
Investments measured at net asset value using the NAV practical expedient (9)	—	—	—	5,863	—	—	—	12,726
Other (10)	—	—	—	—	—	—	—	(74)
Fair value of plan assets	$3,088	$8,962	$160	$18,073	$401	$13,680	$—	$26,733
(1)Represents U.S. and international securities.
(2)Invests in predominantly equity securities.
(3)Includes debt issued by national, state and local governments and agencies.
(4)Invests predominantly in fixed-income securities.
(5)Primarily represents insurance policy contracts (Buy-In) in certain non-U.S. plans.
(6)Includes cash, cash equivalents and short-term marketable securities.
(7)Includes interest-rate derivatives, forwards, exchange-traded and other over-the-counter derivatives.
(8)Invests in both equity and fixed-income securities.
(9)Investments measured at fair value using the net asset value (NAV) per share (or its equivalent) as a practical expedient, including commingled funds, hedge funds, private equity and real estate partnerships.
(10)Represents net unsettled transactions, relating primarily to purchases and sales of plan assets.

Notes to the Consolidated Financial Statements International Business Machines Corporation and Subsidiary Companies	113
The following table presents the company’s DB pension plans’ asset classes and their associated fair value at December 31, 2024. The U.S. Plan consists of the Qualified PPP and the non-U.S. Plans consist of all plans sponsored by the company’s subsidiaries.

($ in millions)
	U.S. Plan				Non-U.S. Plans
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Equity
Equity securities (1)	$655	$—	$7	$661	$67	$1	$—	$68
Equity mutual funds (2)	183	—	—	183	—	—	—	—
Fixed income
Government and related (3)	—	7,010	—	7,010	110	6,807	—	6,917
Corporate bonds	—	3,663	186	3,849	7	2,550	—	2,557
Mortgage and asset-backed securities	—	141	—	141	—	4	—	4
Fixed income mutual funds (4)	240	—	—	240	—	—	—	—
Insurance contracts (5)	—	—	—	—	—	3,332	—	3,332
Cash and short-term investments (6)	670	(24)	—	646	170	277	—	447
Real estate	—	—	—	—	—	—	3	3
Derivatives (7)	—	8	—	8	39	58	—	97
Other mutual funds (8)	—	—	—	—	20	—	—	20
Subtotal	1,747	10,799	193	12,739	413	13,029	3	13,444
Investments measured at net asset value using the NAV practical expedient (9)	—	—	—	4,852	—	—	—	11,807
Other (10)	—	—	—	0	—	—	—	(47)
Fair value of plan assets	$1,747	$10,799	$193	$17,591	$413	$13,029	$3	$25,205
(1)Represents U.S. and international securities.
(2)Invests in predominantly equity securities.
(3)Includes debt issued by national, state and local governments and agencies.
(4)Invests in predominantly fixed-income securities.
(5)Primarily represents insurance policy contracts (Buy-In) in certain non-U.S. plans.
(6)Includes cash, cash equivalents and short-term marketable securities.
(7)Includes interest-rate derivatives, forwards, exchange-traded and other over-the-counter derivatives.
(8)Invests in both equity and fixed-income securities.
(9)Investments measured at fair value using the net asset value (NAV) per share (or its equivalent) as a practical expedient, including commingled funds, hedge funds, private equity and real estate partnerships.
(10)Represents net unsettled transactions, relating primarily to purchases and sales of plan assets.

114	Notes to the Consolidated Financial Statements International Business Machines Corporation and Subsidiary Companies
The following tables present the reconciliation of the beginning and ending balances of Level 3 assets for the years ended December 31, 2025 and 2024 for the U.S. Plan.

($ in millions)
	Corporate Bonds	Other (1)	Total
Balance at January 1, 2025	$186	$7	$193
Return on assets held at end of year	3	(6)	(3)
Return on assets sold during the year	(1)	0	(1)
Purchases, sales and settlements, net	(30)	2	(28)
Transfers, net	—	—	—
Balance at December 31, 2025	$157	$3	$160

($ in millions)
	Corporate Bonds	Other (1)	Total
Balance at January 1, 2024	$709	$13	$722
Return on assets held at end of year	4	(2)	2
Return on assets sold during the year	16	0	16
Purchases, sales and settlements, net	(545)	(9)	(554)
Transfers, net	1	5	6
Balance at December 31, 2024	$186	$7	$193
(1)Includes equity securities and private equity. Prior-year amounts have been reclassified to conform to the change in current year presentation.
Non-U.S. Plans Level 3 assets beginning and ending balances, including related returns and other activity for the years ended December 31, 2025 and 2024 were not material.
Valuation Techniques
The following is a description of the valuation techniques used to measure plan assets at fair value. There were no changes in valuation techniques during 2025 and 2024.
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
The following table presents the contributions made to the non-U.S. DB plans, nonpension postretirement benefit plans, multi-employer plans, DC plans and direct benefit payments for 2025 and 2024. The cash contributions to the multi-employer plans represent the annual cost included in the net periodic (income)/cost recognized in the Consolidated Income Statement. The company’s participation in multi-employer plans has no material impact on the company’s financial statements.

($ in millions)
For the years ended December 31:	2025	2024
Non-U.S. DB plans	$40	$67
Nonpension postretirement benefit plans	204	194
Multi-employer plans	13	13
DC plans	461	440
Direct benefit payments	599	578
Total	$1,317	$1,291
In 2025 and 2024, $204 million and $194 million, respectively, of contributions to the non-U.S. DB plans and U.S. nonpension postretirement benefit plans were made in U.S. Treasury securities. Additionally, in 2025 and 2024, contributions of $730 million and $741 million, respectively, were made to the Active Medical Trust in U.S. Treasury securities. Contributions made with U.S. Treasury securities are considered a non-cash transaction.
Defined Benefit Pension Plans
In 2026, the company is not legally required to make any contributions to the U.S. defined benefit pension plans. However, depending on market conditions, or other factors, the company may elect to make discretionary contributions to the Qualified PPP during the year.
In 2026, the company estimates contributions to its non-U.S. defined benefit and multi-employer plans to be approximately $100 million, the majority of which will be contributed to defined benefit pension plans in Japan and Spain. This amount generally represents legally mandated minimum contributions.
Financial market performance in 2026 could increase the legally mandated minimum contribution in certain countries which require monthly or daily remeasurement of the funded status. The company could also elect to contribute more than the legally mandated amount based on market conditions or other factors.
Expected Benefit Payments
Defined Benefit Pension Plan Expected Payments
The following table presents the total expected benefit payments to defined benefit pension plan participants subsequent to the retirement plan changes, as described in ‘IBM Retirement Plan Changes’ section above. These payments have been estimated based on the same assumptions used to measure the plans’ PBO at December 31, 2025 and include benefits attributable to estimated future compensation increases, where applicable.

($ in millions)
	Qualified U.S. Plan Payments	Nonqualified U.S. Plans Payments	Qualified Non-U.S. Plans Payments	Nonqualified Non-U.S. Plans Payments	Total Expected Benefit Payments
2026	$1,180	$119	$2,009	$405	$3,713
2027	1,210	116	1,938	371	3,635
2028	1,224	114	1,920	368	3,625
2029	1,227	111	1,906	363	3,608
2030	1,187	108	1,877	360	3,533
2031-2035	5,587	489	8,959	1,629	16,664
The 2026 expected benefit payments to DB pension plan participants not covered by the respective plan assets (underfunded plans) represent a component of compensation and benefits, within current liabilities, in the Consolidated Balance Sheet.

116	Notes to the Consolidated Financial Statements International Business Machines Corporation and Subsidiary Companies
Nonpension Postretirement Benefit Plan Expected Payments
The following table presents the total expected benefit payments to nonpension postretirement benefit plan participants. These payments have been estimated based on the same assumptions used to measure the plans’ APBO at December 31, 2025.

($ in millions)
	U.S. Plan Payments	Qualified Non-U.S. Plans Payments	Nonqualified Non-U.S. Plans Payments	Total Expected Benefit Payments
2026	$265	$20	$27	$312
2027	262	21	27	310
2028	256	22	27	305
2029	248	23	27	298
2030	239	24	28	290
2031-2035	1,002	131	158	1,291
The 2026 expected benefit payments to nonpension postretirement benefit plan participants not covered by the respective plan assets represent a component of compensation and benefits, within current liabilities, in the Consolidated Balance Sheet.
Other Plan Information
The following table presents information for DB pension plans with accumulated benefit obligations (ABO) in excess of plan assets. For a more detailed presentation of the funded status of the company’s DB pension plans, refer to the table on page 107.

($ in millions)
	2025		2024
At December 31:	Benefit Obligation	Plan Assets	Benefit Obligation	Plan Assets
Plans with PBO in excess of plan assets	$16,493	$9,423	$16,216	$8,811
Plans with ABO in excess of plan assets	16,487	9,417	16,194	8,789
Plans with plan assets in excess of PBO	27,839	35,383	26,493	33,985
The following table presents information for the nonpension postretirement benefit plan with APBO in excess of plan assets. For a more detailed presentation of the funded status of the company’s nonpension postretirement benefit plans, refer to the table on page 107.

($ in millions)
	2025		2024
At December 31:	Benefit Obligation	Plan Assets	Benefit Obligation	Plan Assets
Plans with APBO in excess of plan assets	$2,771	$14	$2,764	$20
NOTE V. SUBSEQUENT EVENTS
On January 28, 2026, the company announced that the Board of Directors approved a quarterly dividend of $1.68 per common share. The dividend is payable March 10, 2026 to stockholders of record on February 10, 2026.
On February 3, 2026, the company issued $3.25 billion of U.S. dollar fixed-rate notes in tranches with maturities ranging from 3 to 30 years and coupons ranging from 4.0 to 5.8 percent; and $3.3 billion of Euro fixed-rate notes in tranches with maturities ranging from 5 to 12 years and coupons ranging from 3.0 to 3.85 percent; and $0.9 billion of Euro floating-rate notes with a maturity of 2 years.

Performance Graphs International Business Machines Corporation and Subsidiary Companies	117

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

One-Year

Five-Year

One-Year

(U.S. Dollar)		12/2024	3/2025	6/2025	9/2025	12/2025
	International Business Machines	$100.00	$113.87	$135.90	$130.99	$138.26
	S & P 500	$100.00	$95.73	$106.20	$114.83	$117.88
	S & P Information Technology	$100.00	$87.35	$108.05	$122.31	$124.04
Five-Year

(U.S. Dollar)		2020	2021	2022	2023	2024	2025
	International Business Machines	$100.00	$117.00	$129.53	$157.86	$219.86	$303.97
	S & P 500	$100.00	$128.71	$105.40	$133.10	$166.40	$196.16
	S & P Information Technology	$100.00	$134.53	$96.60	$152.48	$208.30	$258.38

118	Stockholder Information International Business Machines Corporation and Subsidiary Companies
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
Investors with other requests may write to: IBM Stockholder Relations, New Orchard Road, M/D 325, Armonk, New York 10504.
IBM Stock
IBM common stock is listed on the New York Stock Exchange and the NYSE Texas under the symbol “IBM”.
Stockholder Communications
Stockholders can get quarterly financial results and voting results from the Annual Meeting by calling (914) 499-7777, by sending an e-mail to infoibm@us.ibm.com, or by writing to IBM Stockholder Relations, New Orchard Road, M/D 325, Armonk, New York 10504.
Annual Meeting
The IBM Annual Meeting of Stockholders will be held on Tuesday, April 28, 2026, at 1 p.m. (ET).
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
IBM aspires to be the catalyst that makes the world work better. Additional information about IBM's corporate responsibility is available online at https://www.ibm.com/responsibility.
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